Form 20-F
period 2004-12-31
The9 LTD
filed 2005-06-30
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 333-120810

THE9 LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

30/F CITIC Square

No. 1168 Nanjing Road (West)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

[NONE]

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing one ordinary share, par value

US$0.01 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

[NONE]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,186,250 ordinary shares, par value US$0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☒  Item 18

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also include 9Webzen and our affiliated Chinese entities, (2) the term “9Webzen” refers to 9Webzen Limited and its subsidiary, 9Webzen (Shanghai) Co., Ltd., (3) “shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 20, 2004, “ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (4) all share numbers reflect the 2.86-for-1 share split of our ordinary shares and preferred shares which became effective on November 25, 2004, (5) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (6) all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States, and (7) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and consolidated balance sheet data as of December 31, 2003 and 2004.

We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “NCTY.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but not limited to, the following:

•	our ability to retain existing users and attract new users for our World of Warcraft, or WoW, MU and Mystina Online games;

•	our ability to license, develop or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with online game developers;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including our registration statement on Form F-1, as amended.

These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this annual report, “Key Information — Risk Factors.” We do not undertake any obligation to update the forward-looking statements except as required under applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. The9’s Selected Financial Data

The following table presents the selected consolidated financial information for our company. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of operations data for the year ended and the selected consolidated balance sheet data as of December 31, 2000 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

	For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)					(unaudited)(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data:
Revenues	720	5,527	3,280	17,268	36,636	4,426
Sales taxes	(35)	(283)	(192)	(883)	(1,913)	(231)
Net revenues	685	5,244	3,088	16,385	34,723	4,195
Costs of services	(1,423)	(3,413)	(3,730)	(6,492)	(9,138)	(1,104)
Gross profit (loss)	(747)	1,831	(642)	9,893	25,584	3,091
Operating expenses	(10,082)	(17,265)	(19,070)	(15,930)	(35,347)	(4,271)
Income (loss) from operations	(10,829)	(15,434)	(19,712)	(6,037)	(9,763)	(1,180)
Interest income (expenses), net	150	(484)	(907)	(1,381)	81	10
Other income (expense), net	(59)	74	(173)	165	15,792	1,908
Income (loss) before income tax benefit (expense), minority interests and equity in profit (loss) of affiliated companies	(10,738)	(15,844)	(20,792)	(7,253)	6,110	738
Income tax benefit (expense)	—	(156)	(338)	5,850	(5,073)	(613)
Minority interests	—	—	—	—	6,871	830
Income (loss) before equity in profit (loss) of affiliated companies	(10,738)	(16,000)	(21,130)	(1,403)	7,908	955
Equity in profit (loss) of affiliated companies, net of taxes	—	—	(5,211)	49,877	16,571	2,002
Net income (loss)	(10,738)	(16,000)	(26,341)	48,474	24,479	2,958
Net income (loss) attributable to shareholders	(12,261)	(18,169)	(28,692)	31,699	12,047	1,456
Earnings (loss) per share
- Basic	(1.24)	(1.84)	(2.91)	3.21	1.17	0.14
- Diluted	(1.24)	(1.84)	(2.91)	1.94	0.87	0.11
Earnings (loss) per ADS(2)
- Basic	(1.24)	(1.84)	(2.91)	3.21	1.17	0.14
- Diluted	(1.24)	(1.84)	(2.91)	1.94	0.87	0.11

	As of December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)					(unaudited)(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	4,763	1,730	5,628	62,766	793,405	95,862
Non-current assets	10,765	12,166	8,817	60,801	171,565	20,729

Total assets	22,724	23,836	20,494	155,798	1,026,595	124,037
Current liabilities	7,506	23,204	46,982	134,210	149,265	18,035
Minority interests	—	—	—	—	12,165	1,470
Series A convertible preferred shares(3)	27,187	29,357	31,708	34,242	—	—
Total shareholders’ equity (deficit)	(11,969)	(30,144)	(58,461)	(12,654)	865,165	104,533
Total liabilities and shareholders’ equity (deficit)	22,724	23,836	20,494	155,798	1,026,595	124,037

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.2765 to US$1.00. See “Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.
(3)	Series A convertible preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holders thereof.

B. 9Webzen’s Selected Financial Data

We and Webzen Inc. own 51% and 49% of 9Webzen, respectively. We have been actively managing the daily operations of 9Webzen since its inception in October 2002. We account for our interest in 9Webzen using the equity method as Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen. Our equity share of 9Webzen’s net income has contributed significantly to our net income. The following table presents 9Webzen’s selected consolidated financial information. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the period from October 2, 2002 (date of incorporation) to December 31, 2002, and the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from 9Webzen’s audited consolidated financial statements, which are included in this annual report.

	For the Year Ended December 31,
	For the Period from October 2, 2002 (Date of Incorporation) to December 31, 2002	2003	2004	2004
	RMB	RMB	RMB	US$ (unaudited)(1)
	(in thousands)
Consolidated Statement of Operation Data:
Revenues	—	245,985	175,098	21,156
Sales taxes	—	(15,509)	(8,799)	(1,063)

Net revenues	—	230,476	166,299	20,093
Costs of services	—	(94,570)	(88,500)	(10,693)

Gross profit	—	135,906	77,798	9,400
Operating expenses	(10,217)	(39,440)	(45,931)	(5,550)

Income (loss) from operations	(10,217)	96,466	31,868	3,850
Interest income	—	68	526	64
Other income, net	—	10	8,464	1,023

Income (loss) before income tax benefit	(10,217)	96,544	40,858	4,937
Income tax benefit	—	1,254	986	119

Net income (loss)	(10,217)	97,798	41,844	5,056

	As of December 31,
	2003	2004	2004
	RMB	RMB	US$ (unaudited)(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	58,076	1,229	148
Non-current assets	63,581	47,488	5,738
Total assets	289,139	183,743	22,201
Current liabilities	193,112	73,349	8,862
Total shareholders’ equity	96,027	110,394	13,338
Total liabilities and shareholders’ equity	289,139	183,743	22,201

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.2765 to US$1.00. See “Exchange Rate Information.”

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the

Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2004 at US$1.00: RMB8.2765, which was the noon buying rate in effect as of December 31, 2004. The prevailing rate at June 29, 2005 was US$1.00: RMB8.2675. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. The exchange rate from U.S. dollar to RMB has fluctuated between a range of US$l.00 = RMB8.2676 and US$l.00 = RMB8.2765 between January 1, 1999 and December 31, 2004.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
December	8.2765	8.2765	8.2767	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May	8.2765	8.2765	8.2765	8.2765
June (through June 29)	8.2765	8.2765	8.2765	8.2765

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company

Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our self-developed online virtual community game “the9 City” in 2000, commenced the distribution and operation of MU, our first massively multiplayer online role playing game, or MMORPG, in China in February 2003. We launched two additional MMORPGs, Mystina Online and WoW, in China in January and June, 2005, respectively. As a result, we have a limited relevant operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market. These risks may include our potential failure to:

•	retain existing customers and attract new customers;

•	license, develop, or acquire additional online games that are appealing to users;

•	anticipate and adapt to changing consumer preferences;

•	adapt to competitive market conditions;

•	timely respond to technological changes or resolve unexpected network interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform; or

•	maintain adequate control of our expenses.

If we are unsuccessful in addressing any of the risks listed above, our business will be adversely affected.

We have incurred net losses in the past and may experience earnings declines or net losses in the future.

We incurred net losses in the three months ended March 31, 2005. Our revenues and net income for 2004 were significantly lower than 2003. We cannot assure you that we can avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. We expect that our operating expenses will increase as we incur additional expenditures in connection with our operation of WoW and other games in China. As a result, any decrease or delay in generating more revenues could result in material operating losses and cause the market price of our ADSs to decline.

As we expect to depend on MU and WoW for most of our revenues in the near future, any adverse developments relating to MU and WoW may materially adversely affect our results of operations.

Most of our revenues have historically been derived from sales of MU playing time in China. 9Webzen obtained an exclusive license to operate MU in China from Webzen, a leading online game developer and operator in Korea. Although The9 does not consolidate 9Webzen’s financial data, it derives revenues primarily from provision of game operating support services to 9Webzen. MU’s popularity in China has declined in recent periods. Our revenues from MU decreased substantially in 2004 as compared to 2003 and in the first quarter of 2005 as compared to the same period in 2004 and the previous quarter. We commercially launched WoW in China in June 2005. Our subsidiary C9I obtained an exclusive license to operate WoW in China from Vivendi Universal Games Inc., or VUG. We expect to depend on MU and WoW for most of our revenues in the near future.

In order to maximize the life span of a game, which we believe is typically four to five years for successful online games or two to three years for most other online games, it is necessary to continuously enhance, expand or upgrade the game with new features. We do not have any control over Webzen’s or VUG’s product development, and Webzen or VUG may not develop upgraded versions of MU or WoW timely, as applicable, to extend the game’s life span and to maintain its competitive position in the online game market in China. As MU’s or WoW’s economic life span shortens, we will need to rely on other games to generate more revenues and to develop, license or acquire new games. If we are unable to do so, our future revenues will decline. In addition, any continuing decrease in the popularity of MU in China, any reductions in prevailing MU or WoW user fees due to intensifying competition or other factors, any breach of game-related software security or prolonged server interruption due to network failures, illegal server activities, hacking or other factors or any other adverse developments relating to MU or WoW, could materially and adversely affect our future results of operations.

If we are unable to successfully operate WoW in China, our future results of operations will be adversely affected.

We have invested and plan to continue to invest a significant amount of financial and personnel resources in operating WoW in China. WoW is the first MMORPG developed by Blizzard Entertainment, the game development studio of VUG. We commercially launched WoW in China in June 2005. However, there is no assurance that we will be able to operate WoW at a profit or at all. In addition, we cannot assure you that WoW will attract as many users as are required for our operation on a commercially viable basis. We have made significant financial commitments under the WoW license agreement. We are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004 and the first year minimum royalty guarantee of US$13.0 million in 2005. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the term of the license agreement. To meet this obligation and to promote WoW in China, we have agreed to conduct a joint marketing campaign with Coca-cola (China) Beverages Limited, or Coca-Cola China, to promote WoW in China. If we lose our exclusive WoW license for failing to meet our financial obligations or other reasons, or if we are unable to successfully operate WoW and generate revenues therefrom enough to offset our WoW-related costs and expenses, our future results of operations will be materially and adversely affected.

If we are unable to maintain a satisfactory relationship with Webzen, VUG or any other online game developer which has licensed a game to us, our business may suffer.

If we are unable to maintain a satisfactory relationship with Webzen, VUG or any other online game developer which has licensed a game to us, or if Webzen, VUG or any of our other online game licensors either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, our operating results and our business would be harmed, because our business depends significantly upon our exclusive licenses to operate MU, WoW and other online games in China. We cannot assure you that Webzen, VUG or any of our other online game licensors will renew its license agreement with us, or grant us an exclusive license for any new online games it may develop in the future. Any deterioration of our relationship with Webzen, VUG or any of our other online game licensors could harm the growth of our business and, consequently, adversely affect the price of our ADSs.

If we are unable to meet the minimum sales requirements per quarter pursuant to our license agreement with Webzen, we may lose our exclusive right to operate MU in China.

Pursuant to our license agreement with Webzen, 9Webzen (Shanghai) Co., Ltd., or 9Webzen Shanghai, a wholly-owned subsidiary of 9Webzen in China, is required to pay Webzen royalties equal to 20% of the after-tax sales revenue derived from operating MU in China. However, minimum sales revenue is required to be at least US$1.4 million per quarter. If 9Webzen Shanghai fails to meet 70% of the minimum sales revenue from operation of MU requirement for two consecutive quarters, Webzen may unilaterally grant additional MU license to third parties. If 9Webzen Shanghai fails to meet the minimum sales revenue requirement for more than two years, Webzen may terminate our MU license.

If we are unable to reach agreements with Webzen on some corporate matters of 9Webzen, 9Webzen may have to be dissolved and our future results of operations would be materially adversely affected.

We operate MU in China through 9Webzen. 9Webzen is a joint venture between us and Webzen. Although we have a majority stake in 9Webzen, such majority stake does not give us the ability to control votes on some important matters relating to 9Webzen, including amendment to its articles of association, merger, acquisition, annual budget, annual distribution of profits and disposition of losses, and conclusion, amendment and termination of important contracts, all of which require Webzen’s prior consent. If we have any dispute over the matters that require Webzen’s consent and are unable to resolve such disputes within five months, Webzen may terminate the exclusive MU license to 9Webzen and 9Webzen could be dissolved pursuant to the joint venture agreement between us and Webzen. To date, we have not experienced any significant problems with Webzen. However, we cannot assure you that we will have no disputes with Webzen in the future or that we will be able to resolve such disputes within five months, or at all. If 9Webzen loses the MU license or is dissolved, our results of operations would be materially adversely affected.

Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights could harm our business and reputation and materially and adversely affect our results of operation.

With the increase in the number of online game players in China, we have increasingly faced the risks of illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights. Some Internet cafés have misappropriated our game server installation software, installed illegal MU software on their servers and let their customers play MU on illegal servers without paying us for the game playing time. Our results of operations have been materially and adversely affected by illegal game servers. For example, we believe that as a result of an increase in the use of illegal game servers during the first quarter of 2004, fewer customers paid for MU playing time, which contributed to the decline in 9Webzen’s revenue from RMB75.6 million for the fourth quarter of 2003 to RMB40.3 million for the first quarter of 2004. Even though we have adopted a number of measures to address illegal server usage, continued misappropriation of our game server installation software and installation of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

We have from time to time detected a number of players who have gained an unfair advantage by installing cheating tools to facilitate character progression. In response to these activities, we have expanded our customer service team dedicated to detecting unauthorized character enhancements. We also require mandatory purchase of CD-Key for the WoW game by players in order to prevent unauthorized characters. In addition, we have installed software patches designed to prevent unauthorized modifications to our execution files. Any occurrences of unauthorized character manipulation may negatively impact the image of our online games and players’ perception of their reliability, reduce the number of players, shorten the life span of the games and adversely affect our results of operations. Furthermore, the deletion of unauthorized character enhancements requires the affected players to restart with a new character from the beginner’s level and may result in some of these players ceasing to play the game altogether, which may materially and adversely affect our results of operations. In addition, any of our new games may be affected by other infringements of our intellectual property rights. We cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights could harm our business and reputation and adversely affect our results of operation.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which only become apparent after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. If our games contain programming errors or other flaws, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors and game defects can disrupt our operations, adversely affect the game experience of our users, harm our reputation, cause our customers to stop playing our games, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.

We regard our proprietary software, domain names, trade names, trade marks and similar intellectual properties as critical to our success. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our ability to protect our interests in C9I may be limited.

China The9 Interactive Limited, or C9I, is a joint venture company and the shareholders agreement of this joint venture gives our joint venture partner, China Interactive (Singapore) Pte. Ltd., or China Interactive, certain protective veto rights over some fundamental corporate decisions such as change-of-control transactions and change of the nature of the business in order to protect China Interactive’s investment. We cannot assure you that there will be no conflict of interests between us and China Interactive. When there is such a conflict of interests with respect to some fundamental corporate decisions, there may be a deadlock on such decisions, and we may not be able to fully protect our interests in C9I. In addition, any deterioration of our relationship with China Interactive may harm the business and operations of C9I.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We do not have any prior experience integrating any new company into ours. Accordingly, we believe that integration of a new company’s operation and personnel into ours will require significant attention from our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. For example, in 2004, we acquired a 20% stake in Object Software Limited, or Object Software, an established game developer in China, and a 40% stake in Beijing Wanwei Sky Technology Co., Ltd., or Beijing Wanwei, a start-up online game portal. In addition, in connection with our loan to China Interactive, we recently obtained an option to acquire all the equity interest in C9I held by China Interactive and we may exercise the option upon the occurrence of certain events related to the loan, including China Interactive’s failure to repay our loan on the loan maturity date.

Our ability to grow through future acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We have made significant financial commitments under the license agreements with the licensors of the MMORPGs operated by us. For example, under the WoW license agreement, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004 and the first year minimum royalty guarantee of US$13.0 million in 2005. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the term of the license agreement. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

If we are unable to license, develop or acquire additional online games, our future revenues and profitability will decline.

In order for our business strategy to succeed over time, we will need to license, develop or acquire new online games that are attractive to users. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. Also, to maintain the life span of our new online games, which we believe is typically four to five years for successful online games or two to three years for most other online games, we need to continue to develop and release upgrades to our new online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games in China, on terms acceptable to us or at all, or that we can maintain the expected life span of our new online games. We do not have a proven track record in developing proprietary MMORPGs from which we derive significant profits, although we plan to commercially launch our first proprietary MMORPG, Joyful Journey West, or JJW, in the second half of 2005. If we are not able to license, develop or acquire additional attractive online games with lasting appeal to users, our future revenues and profitability will decline.

We face the risks of changing consumer preferences and uncertainty of market acceptance of our new products.

Online game is a new and evolving entertainment concept in Asia and particularly in China. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. This uncertainty is particularly relevant in our current situation, because we are relying on a few MMORPGs for substantially all of our revenues. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the popularity of WoW and other new online games operated by us;

•	Webzen’s timely upgrades of MU to extend MU’s life span and to maintain MU’s competitive position in the online game market in China;

•	the introduction of new online games, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment; and

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China is MMORPG. However, there is no assurance that MMORPGs will continue to be popular in China and their status as one of the most popular types of online games in the Chinese online game industry will not be replaced by any new and different types of online or other games in the future. A decline in the popularity of online games in general or the games, in particular, the MMORPGs that we operate, will likely adversely affect our business and prospects.

In addition, we expect that as we introduce new MMORPGs, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.

We may not be able to maintain our profitability, financial or operational success in our market as we operate in a highly competitive industry and compete against many companies.

There are over 100 online game operators in China. We expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market, given the relatively low entry barriers to the online game industry. Our competitors vary in size and include large companies such as Shanda Interactive Entertainment Limited, Netease.com, Inc. and Sina Corporation, many of which have significantly greater financial, marketing and game development resources and name recognition than we have. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors may be able to do. We cannot assure you that we will be able to compete successfully against any new or existing competitors. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our cash flows, operating margins and profitability.

Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations.

Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See “Risk Factors – Risk Related to Doing Business in China – Online payment systems in China are at an early stage of development and may restrict our development and growth.” As a result, we rely heavily on a distribution network composed of third party distributors for the sale of our game playing time to end users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.

We rely on distributors throughout China to sell prepaid online playing time for our MMORPGs. Also, we rely on third-party licenses for some of the software underlying our technology platform as well as China Telecom’s Internet data centers to host our servers. See “Information on the Company – Business Overview – Pricing, Distribution and Marketing.” Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our service. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution on a timely basis or on terms favorable to us.

We depend on two mobile phone operators in China to deliver our SMS services, maintain accurate records and collect payments for our SMS services.

We offer our short messaging services, or SMS, services to our customers through China Mobile and expect to offer such services through China Unicom as well. Given the dominant market position of China Mobile and China Unicom in China, our negotiating leverage with these operators is limited. If our contracts with these operators are terminated or adversely impaired, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our SMS services and our business may be adversely affected. For example, China Mobile recently suspended the value-added wireless service of over 20 Internet companies in China for providing inappropriate content to users of their SMS services.

We also depend on mobile phone operators in China to maintain accurate records of the fees paid by users of our SMS services and their willingness to pay us. Specifically, China Mobile currently provides us with monthly statements that do not provide itemized information regarding the SMS services that are being paid for. As a result, monthly statements that we have received from China Mobile cannot be reconciled with our own internal records, and we have only limited means to independently verify the information provided to us in this regard because we do not have access to their internal records. Our business and results of operation may be adversely affected if either mobile phone operator miscalculates the revenue generated from our SMS services and our portion of that revenue.

Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition and revenue reductions and harm our reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The principal system hardware and back-up systems for our operations are located in Shanghai. We do not maintain additional backup system hardware outside Shanghai. Accordingly, any server interruptions, break-downs or system failures in Shanghai, including failures which may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, power loss, telecommunications failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in online game programming or operations could render WoW, MU or other games obsolete or unattractive.

We use internally developed Pass9 and other software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game developer partners.

Our results of operations may be materially and adversely affected if our licensors cannot prevail on future intellectual property rights claims brought against them by third parties.

We expect to derive most of our revenues and profits from MU, WoW and other licensed online games in the near future. Any of our licensors may be subject to intellectual property rights claims with respect to the online game it licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game, and our results of operations could be materially and adversely affected.

We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

There is no assurance that our online games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the future. In addition, some of our employees were previously employed at other companies including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

Failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. In an effort to comply with such requirements by the effective date for compliance, we are working on scoping and preliminary evaluation and performing the system and process documentation, testing, and if necessary, remediation. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or the impact of the same on our operations. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We experience fluctuations in quarterly operating results.

Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems, and the recurrence of SARS or any other contagious disease. In addition, because the MU game software is susceptible to unauthorized character enhancements, we periodically delete characters that are enhanced with unauthorized modifications. This, in turn, has caused some affected customers to stop playing the game, which has caused our operating results to fluctuate.

As an online game operator, our revenues in any quarter are substantially dependent on the amount of the game playing time spent by our customers in that quarter. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage. Failure to meet our expectations could disproportionately and adversely affect our operating results in any given quarter. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives. We rely on their expertise in business operations, technology support and sales and marketing and on their relationships with our shareholders, distributors and relevant government authorities. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit and train personnel.

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the Chinese legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Chinese laws and regulations restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws. Various regulations in China currently prevent foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai Jiucheng Information Technology Co., Ltd., or Shanghai IT, in holding and maintaining the licenses necessary for operating online games in China. Shanghai IT is a Chinese company controlled by Jun Zhu and Jie Qin, who are our Chief Executive Officer and Senior Vice President, respectively.

In the opinion of Fangda Partners, our PRC counsel, our current ownership structure, the ownership structure of our subsidiaries and Shanghai IT, the contractual arrangements among us, our subsidiaries, Shanghai IT and its shareholders, and our business operations as described in this annual report, are in compliance with all existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will ultimately take a view that is consistent with the opinion of our Chinese legal counsel.

If we and Shanghai IT are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our online game operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.

We depend on Shanghai IT for holding certain operating licenses. If Shanghai IT violates our contractual arrangements with it, our business could be disrupted and our reputation may be harmed.

Because the Chinese government restricts our ownership of Internet content provision, Internet culture operation and Internet publishing businesses in China, we depend on Shanghai IT, in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, Shanghai IT could violate its contractual arrangements with us, go bankrupt, suffer from problems in its business or otherwise become unable to perform its contracts with us and, as a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.

We could also face material and adverse tax consequences if the Chinese tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable commercial terms or otherwise. If that happens, they may adjust our income and expenses for Chinese tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for Chinese tax purposes, of adjustments recorded by Shanghai IT, which could adversely affect us by:

•	increasing Shanghai IT’s tax liability without reducing our PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to Shanghai IT for underpaid taxes; or

•	limiting Shanghai IT’s ability to maintain preferential tax treatments and other financial incentives.

The principal shareholders of Shanghai IT have potential conflicts of interest with us, which may adversely affect our business.

Our Chief Executive Officer, Jun Zhu, and our Senior Vice President, Jie Qin, are also the principal shareholders of Shanghai IT. Thus, conflicts of interest between their duties to our company and Shanghai IT may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the Chinese legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our operations in China are subject to restrictions on paying dividends or making other payments.

We are a holding company incorporated in Cayman Islands, and we rely primarily on dividends and other distributions from 9Webzen and our subsidiaries in China, The9 Information Technology Consulting (Shanghai) Co., Ltd., or The9 China, and China The9 Interactive (Shanghai) Co., Ltd., or C9I China, for our cash requirements. 9Webzen, in turn, relies on dividends and other distributions from its subsidiary in China for its cash payments, including paying dividends or making other payments. Current Chinese regulations restrict our affiliated entities and variable interest entities, or VIE subsidiaries, in China from paying dividends in the following two principal aspects: (i) our affiliated entities and VIE subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations; (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves and these reserves are not distributable as cash dividends. As of December 31, 2004, approximately RMB13.7 million (US$1.6 million) of our portion of the net assets of our affiliated entities and VIE subsidiaries in China, which represented 1.6% of our consolidated net assets, were subject to the regulatory restrictions on distribution to our shareholders as cash dividends. Further, if these entities incur debt on their behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from The9 China, C9I China, or 9Webzen may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with the relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our affiliated entities and VIE subsidiaries to make dividend payments to us. See “Risk Factors – Risks Related to Doing Business in China – Recent PRC regulations relating to acquisitions of PRC companies by foreign entities and offshore investment activities by PRC residents may create regulatory uncertainties that could limit our PRC subsidiaries’ ability to distribute dividends or otherwise adversely affect the implementation of our acquisition strategy.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our current and anticipated growth has placed and will continue to place a significant strain on our management, operational, financial and other resources as we expand our operations and workforce. For example, the total number of our employees increased from 100 as of December 31, 2001 to 569 as of December 31, 2004. In addition, certain of our directors, officers and employees have begun to serve our company recently. These new personnel will have to learn our business and successfully integrate themselves into our company. In addition, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to successfully implement our growth strategies.

Our objective is to become a leading provider and developer of multi-platform games in China. In order to achieve this objective, we are pursuing a number of growth strategies, including offering additional MMORPGs, casual games, and games that can be operated on different platforms such as PCs, consoles and hand-held devices. Some of these strategies relate to new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these happens, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

The recurrence of severe acute respiratory syndrome, or SARS, or similar adverse public health developments in China, may materially and adversely affect our business and operating results.

In early 2003, several economies in Asia, including China, were affected by the outbreak of SARS. During the height of the SARS epidemic in the second quarter of 2003, we experienced a decline in the number of concurrent users of MU in China, which we believe resulted largely from the Chinese government’s decision to close Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Most of our online game players can only access MU at Internet cafés. A renewed outbreak of SARS or another widespread public health problem in China could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any preventive measures or contingency plans to ensure the safety of employees and minimize disruptions or other adverse effects on our operations that may occur due to a recurrence of SARS, or similar adverse public health developments in China.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

Currently, a portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.

Existing major shareholders have substantial control over us and could delay or prevent a change in corporate control.

Incsight Limited, a company wholly owned by Jun Zhu, our Chief Executive Officer, and Bosma Limited, the two largest shareholders of our company, currently own, in the aggregate, approximately 56.7% of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to election of our directors. See “Directors, Senior Management and Employees – Board Practices – Voting Agreement. ” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

If tax benefits currently available to The9 China and 9Webzen Shanghai are reduced or repealed, our business could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to the state enterprise income tax, or EIT, at a statutory rate of 33%. However, each of The9 China and 9Webzen Shanghai is currently subject to a 15% EIT rate due to the fact that it is a foreign investment enterprise incorporated in the Pudong New District of Shanghai. In addition, 9Webzen Shanghai is currently qualified as a “software enterprise” in China and, as a result, it is entitled to additional preferential tax treatments, including full exemption from EIT for 2003 and 2004 and a 50% reduction in EIT for the three years thereafter. 9Webzen Shanghai’s qualification as a software enterprise is subject to an annual assessment by the relevant government authority in China. There is no assurance that 9Webzen Shanghai will continue to meet the criteria to qualify as a software enterprise or that the relevant government authority will not revoke its software enterprise status. If this happens, 9Webzen Shanghai will not qualify for the preferential tax treatment available to a software enterprise and it will be subject to the 15% EIT rate. Furthermore, we can give no assurance that The9 China and 9Webzen Shanghai will continue to be entitled to the 15% EIT rate. We are in the process of applying for preferential tax treatment for C9I China and are not certain whether we will be able to obtain necessary government approval. The Chinese government is reportedly considering the imposition of a “unified” corporate income tax that would abolish or phase out the preferential tax treatment to which The9 China and 9Webzen Shanghai are currently entitled. If our subsidiaries in China and 9Webzen Shanghai are required to pay the statutory EIT rate of 33% as a result of the Chinese government’s implementation of such a unified tax structure or otherwise, our results of operations and financial condition will be materially adversely affected.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our 2005 taxable year. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our 2005 taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering in December 2004. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company.”

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our current articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors is divided into three classes with different terms, each of which will expire each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision was not in place. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the Chinese government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the online game industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the State Press and Publication Administration, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of

Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. However, we cannot assure you that we will be able to timely obtain this license or any other new license required in the future, or at all. While we believe that we are in compliance with all applicable Chinese laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the Chinese government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. Recently, the State Administration of Industry and Commerce, one of the government agencies in charge of Internet café licensing, issued a notice suspending the issuance of Internet café licenses. It is unclear when this suspension will be removed, if at all. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

Our business may be adversely affected by public opinions and government policies in China.

Currently, most of our recurring users are young males including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of the new operating licenses to be issued and further reducing the hours during which the Internet cafés are permitted to open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arsons or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations. Moreover, any adverse public reaction to the online game industry may discourage or otherwise prevent our young and other customers from spending too much time playing our online games, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. In addition, it is also possible that the Chinese government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The Chinese government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that may have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. We have obtained the necessary approvals from the Ministry of Culture for operating MU and WoW in China. We will submit new games licensed from foreign developers for the required review in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.

In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of Chinese laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the Chinese government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that RMB will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in an appreciation of RMB against the U.S. dollar. Any significant revaluation of RMB may adversely affect our cash flows and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency-denominated obligations.

Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under such rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the Chinese government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our Chinese subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities and offshore investment activities by PRC residents may create regulatory uncertainties that could limit our PRC subsidiaries’ ability to distribute dividends or otherwise adversely affect the implementation of our acquisition strategy.

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations.

We have requested our shareholders who are PRC residents to register with the local SAFE branch as required under the SAFE notices and any additional implementing rules or approval practices that may be established under these notices. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by these SAFE notices and other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, limited our PRC subsidiaries’ ability to distribute profits to our company, or affect our ownership structure in China.

As it is uncertain how the SAFE notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends. In addition, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to complete the necessary approval, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Online payment systems in China are at an early stage of development and may restrict our development and growth.

We accept online payment as one of the methods to pay for our game playing time. Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our business may be limited.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on Shanghai IT to honor its service agreement with us.

Almost all of these agreements are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high compared to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our users may decrease and the growth of our user base may be materially impeded.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to Our Shares and ADSs

The future sales or issuance of a substantial number of our ADSs or ordinary shares could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new games by us or our competitors;

•	changes in financial estimates by securities analysts;

•	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;

•	conditions in the Internet or online game industries;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel; and

•	pending and potential litigation.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares and, in this regard, please note that, pursuant to our articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or nonaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. The depositary may, but is not required to, sell such undistributed rights to third parties in this situation. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

Because we are a Cayman Islands company, you may face difficulties protecting your interests and will be provided significantly less protection as compared to shareholders of a United States company.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

We are incorporated under the laws of the Cayman Islands, and Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result, your ability to protect your rights through the United States federal courts may be limited in the event you are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because our directors and officers reside outside of the United States.

We were incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through our subsidiaries and affiliated entities in China. Our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands in December 1999 under the name GameNow.net Limited and were renamed to The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000, as a wholly-owned subsidiary. We have historically conducted our operations principally through The9 Information Technology Consulting (Shanghai) Co., Ltd., or The9 China, formerly known as The9 Computer Technology Consulting (Shanghai) Co., Ltd., a direct wholly-owned subsidiary of GameNow in China.

In October 2002, we and Webzen formed 9Webzen to launch and operate the MU game in China. 9Webzen established 9Webzen Shanghai as its wholly-owned subsidiary in China on January 29, 2003 to operate MU in China. We currently hold a 51% ownership interest in 9Webzen and have been actively managing the daily operations of 9Webzen since its inception. We account for our interest in 9Webzen using the equity method because under the joint venture agreement, Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen.

In July 2003, we and China Interactive formed C9I to acquire an exclusive license from VUG to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. We currently hold a 68.9% ownership interest in C9I. When C9I was established in July 2003, we and China Interactive owned 54% and 46% of C9I, respectively. Our share ownership in C9I increased to 68.9% in January 2005 when China Interactive transferred a 14.9% interest in C9I to us at the per share price equal to the aggregate invested amount per share paid by China Interactive for the transferred shares. Such transfer was made in connection with our grant of a demand loan in the aggregate principal amount of US$4.6 million to China Interactive.

In February 2005, C9I established a wholly-owned subsidiary, C9I China, to operate WoW in China.

In April 2005, concurrently with our execution of a loan agreement to grant China Interactive a US$6.0 million, interest-bearing loan, China Interactive granted an option to us to purchase all of C9I’s shares held by China Interactive at the total purchase price equal to the principal amount of the loan plus the interest accrued thereon. We may exercise the option, in whole or in part, only if China Interactive fails to repay the loan and interest accrued thereon in full on the maturity date of the loan or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. The loan matures one year from the date on which the loan was made. China Interactive has pledged all of its C9I shares to us to secure the due and timely performance of its obligations under the loan agreement.

Due to the current restrictions on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we rely on the following two affiliated Chinese entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with them and their shareholders:

•	Shanghai IT, which holds Internet content provision, Internet culture operation and Internet publishing licenses, and

•	Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Advertisement, whose business license permits it to conduct advertisement operations.

Shanghai IT is owned by Jun Zhu, our Chairman and Chief Executive Officer and shareholder, and Jie Qin, our Senior Vice President and shareholder. Shanghai Advertisement is owned by Shanghai IT and Xudong He, our Vice President and Chief Operating Officer. We do not have any ownership interest in Shanghai IT and Shanghai Advertisement. However, each of the individual shareholders of Shanghai IT and Shanghai Advertisement has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT or Shanghai Advertisement, as the case may be, to the extent permitted by the then-effective Chinese laws and regulations, for the minimum amount of consideration permissible under applicable Chinese laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to Jun Zhu and Jie Qin solely in connection with capitalizing and increasing the registered capital of Shanghai IT. The loans are repayable upon demand.

Our principal executive offices are located at 30/F CITIC Square, No. 1168 Nanjing Road (West), Shanghai 200041, People’s Republic of China, and our telephone number is (8621) 3217-4567. In addition to our operational headquarters in Shanghai, we currently have small branch offices in Beijing, Nanjing, Nanning, Wuhan and Xian, China.

B. Business Overview

We are an online game operator and developer in China. We were ranked as one of the top ten online game operators in China in 2004, according to a survey conducted by the General Administration of Press and Publication of China, or GAPP. We began to offer our self-developed online virtual community game “the9 City” in 2000 and commercialized the9 City in December 2000. Currently, our business is primarily focused on operating

MMORPGs including MU and WoW in China. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications.

We operate MU through 9Webzen in which we own 51%. 9Webzen has obtained an exclusive license from Webzen to operate MU in China. MU is a 2.5D quarter-view MMORPG developed by Webzen, a leading online game developer and operator in Korea. We commercially launched WoW in China in June 2005 through C9I China in which we currently own 68.9%. WoW is a full-view 3D MMORPG developed by Blizzard Entertainment, the game development studio of VUG, which has developed award-winning PC games including the Warcraft, Diablo and StarCraft series.

We also operate Mystina Online, an MMORPG developed by an online game developer in China. In addition, we have obtained an exclusive license from Hanbitsoft to localize and operate in China Granado Espada, an MMORPG that is currently being developed by Korean game developer IMC Games, Co., Ltd., which is partly owned by Hanbitsoft. We have also obtained an exclusive license to operate the ZhiZun game, a 3D martial arts MMORPG developed by an online game developer in China.

We are aggressively expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. We are conducting a close-beta testing of our first proprietary MMORPG, JJW, which is a side-scrolling MMORPG based on cartoon characters, and expect to commercially launch JJW in China in the second half of 2005. In addition, in April 2004, we acquired a 20% stake in Object Software, an established game developer based in China which has developed a number of PC games and online games including several award-winning games. Concurrently with our equity investment, we obtained a right of first refusal to acquire licenses to operate in China all the online games developed by Object Software during the two-year period after our investment.

We charge customers for the time they spend playing our online games. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 120,000 Internet cafés throughout China which have subscribed to our Pass9 system. Pass9 is our proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés. To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of over 2,400 servers and over 290 network devices.

We have been actively managing the daily operations of 9Webzen since its inception in October 2002. We account for our interest in 9Webzen using the equity method as Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen. We have historically derived our revenues primarily from provision of game operating support services to 9Webzen in connection with operating MU in China. 9Webzen derives substantially all of its revenues through the sales of prepaid cards and prepaid online points for MU playing time to distributors, who in turn sell them to end customers.

Products and Services

We offer engaging online games including MMORPGs and our self-developed online community game the9 City. Our other products and services include game operating support, website solutions and advertisement services, SMS and sales of our Pass9 system.

MMORPGs. In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete within the game with whom they develop experience and enhance game attributes, which can be carried over into next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:

•	sophisticated 2D, 2.5D or 3D graphics which expose players to captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

We currently have exclusive licenses to operate five MMORPGs in China, namely, MU, WoW, Mystina Online, Granado Espada and ZhiZun. In preparation for commercial launch of a new game, we conduct “closed beta testing” of the game to eliminate technical problems, which is followed by “open beta testing” in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.

Our MMORPGs offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our MMORPGs from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or Internet café outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell game playing time to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See “Information on the Company – Business Overview – Membership Management and Payment System.”

MU. In September 2002, we and Webzen formed 9Webzen, which subsequently acquired an exclusive license to localize and operate MU in China. MU is a quarter-view 2.5D MMORPG developed by Webzen, a leading online game developer and operator in Korea. After an approximately four-month free testing period, we commercialized the Chinese version of MU in February 2003. MU is an online role-playing experience set in a kingdom named “MU.” MU players assume the roles of soldiers, magicians and archers as they develop skills, use magical weapons and team up with other players to fight against monsters that attempt to invade and conquer the MU kingdom. MU was ranked among the top ten most popular online games in China in 2004 based on a survey conducted by GAPP.

WoW. In July 2003, we and China Interactive formed C9I, which subsequently acquired an exclusive license to localize and operate WoW in China. WoW is a full-view 3D game developed by Blizzard Entertainment, which is VUG’s game developer studio and a premier publisher of entertainment software that has developed many award-winning blockbuster PC game hits including the Warcraft, Diablo and StarCraft series. WoW is the first MMORPG developed by Blizzard Entertainment. After an approximately two-month free open-beta testing period, we commercially launched WoW in China in June 2005. As part of the marketing strategy to promote WoW nationwide, we are conducting a joint marketing campaign with Coca-Cola China to promote WoW throughout China.

WoW is an online role-playing experience set in the Warcraft universe. Players assume the roles of Warcraft heroes as they explore, adventure and quest across a vast virtual world with miles of forests, deserts, snow-blown mountains and other exotic lands. As an MMORPG, WoW allows thousands of players to interact within the same virtual world. Whether adventuring together or fighting against each other in epic battles, WoW provides players with opportunities to form friendships, forge alliances and combat enemies.

Mystina Online. We have an exclusive license to operate Mystina Online in China. In January 2005, we commenced the commercial launch of Mystina Online in China. Mystina Online is an MMORPG developed by an online game developer in China. Mystina Online offers an online role-playing experience set in a fantasy world, where players assume roles such as magicians, archers and soldiers to combat monsters.

Granado Espada. We have acquired an exclusive license from Hanbitsoft to localize and operate Granado Espada in China. Granado Espada is a 3D, new generation MMORPG developed by Korean game developer IMC Games, which is partly owned by Hanbitsoft. Granado Espada is a fantasy adventure game based on 17th-18th Century Mediterranean Culture. It offers graphics using 3D technology and allows individual users to control three different characters simultaneously as part of a team.

ZhiZun. We have obtained an exclusive license from Beijing Powerspace Technology Development Co., Ltd. to operate the ZhiZun game, a 3D martial arts MMORPG, in China. We expect to commercially launch ZhiZun in 2006.

Proprietary MMORPGs. We are currently expanding our product development capabilities to develop a suite of proprietary online games, including MMORPGs. We are conducting a close-beta testing of our first proprietary MMORPG, JJW, and expect to commercially launch JJW in China in the second half of 2005. JJW is a side-scrolling MMORPG with emphasis on the traditional Chinese style. It contains cartoon characters we developed in-house.

Other Products and Services. Our other products and services mainly consist of our online virtual community named the9 City, our game operating support, website solutions and advertisement services, SMS service and sales of our Pass9 system.

The9 City. We launched our online virtual community game “the9 City” at www.the9.com in 2000 and commercialized it in December 2000. We believe that the9 City is the first commercialized virtual community in China. Our game the9 City was designed based on the idea of a virtual society consisting of mini games. Most of the content offered in the9 City are free of charge. Registered users of the9 City can log in the9 City and then live in the virtual online community. They can socialize and form relationships with other registered users through a variety of community products and services we offer, including e-mail, community forms and chat services.

We have an exclusive license to use the Avatar Software named “MakeMe” in China. We introduced MakeMe to the9 City in May 2004. Avatar allows a user to create many variations of his or her appearance and apply these appearances in different occasions on the Internet. Avatar is a popular online service in South Korea and Japan.

As of December 31, 2004, the9 City had over 15 million registered users, which we believe have formed a loyal and strong customer base for online games and other products we offer from time to time.

Game Operating Support, Website Solutions and Advertisement Service. Prior to our commercial launch of MU in February 2003, we generated a significant portion of our revenue from providing a variety of website solution and advertisement services to third parties, including website development and construction, hardware and software support, training, website maintenance and website advertisements. Since February 2003, we have not pursued any new business opportunities for our website solution and advertisement services. Instead, we have focused on providing game operating support to 9Webzen in connection with operating MU in China. Our game operating support services to 9Webzen include payment collection and processing, user membership management, production of prepaid cards and other online game related technical support in connection with the operation of MU in China.

SMS. Leveraging our existing user base, we offer several different SMS products and subscription packages that enable users to, among other things, transmit and receive SMS messages, receive password protection services, and download game-related ring tones, logos and screensavers for their mobile phones.

Pass9. We began to sell our proprietary integrated membership management and payment system, Pass9, in the fourth quarter of 2004. See “- Membership Management and Payment System.”

Membership Management and Payment System

We pioneered the establishment of Pass9, an integrated membership management and payment system in China in early 2001, allowing us to maintain a single customer database that contains each customer’s profile and payment history. Pass9 provides one-stop service to our customers, distributors and developers. Pass9 provides our customers with an integrated platform to log in, pay and use any of the fee-based products and services we offer. It also allows our distributors to sell our online points to Internet cafés, and enables Internet cafés to check the balance of their points and pay us on their customers’ behalf. In addition, Pass9 provides our game developer partners with simple interface to integrate their games to our system.

To use our fee-based online games, a customer must register an account in our Pass9 system. Once registered, the customer may log into our network, select and activate the desired games and the game districts where the customer wishes to play, and then charge his account with a prepaid card or prepaid online points sold by Internet cafés or given by us through our promotional events that enable the customer to play for a specified period of time. Each customer needs to maintain only one Pass9 account, which provides information regarding the customer’s available prepaid game playing time for each selected game district and payment history. A customer can purchase game playing time through any of the following methods:

Prepaid Cards. A customer can buy prepaid cards at retail outlets including convenience stores, supermarkets and bookstores all across China. Each prepaid card contains a pass code representing game playing time offered by the card based on its face value.

Prepaid Online Points. Over 120,000 Internet cafés across China have used our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and sell such points to their customers.

Online Payment. A customer can buy game playing time online by charging payment directly to a credit or debit card. In addition, we offer free online game playing time to our new registered customers and users of our SMS service. We have also included free game cards in our marketing materials to attract new customers.

Our integrated membership management and payment system also incorporates a variety of community-building features, such as chat rooms which provide registered users a platform to interact in real-time groups or one-on-one discussions, and bulletin boards which allow registered users to post notes or inquiries and respond to other users’ notes or inquires. We believe these features encourage user congregation on our site and facilitate player interaction for the games we offer.

Customer Service

Since our inception, we have focused on providing excellent customer service in order to retain our existing customers as well as attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we are the first online game operator in China to receive such a certificate. We were ranked among the top ten online game operators in China in 2004 according to a survey conducted by GAPP. Our MMORPG customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during normal business hours.

We have in-game game masters dedicated to each of the MMORPGs that we operate. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are always available to respond to players’ inquiries, initiate the bug reporting and removal process, as well as to identify, record and deal with players’ inappropriate behavior such as cheating and fighting. We believe that our provision of game masters to monitor the gaming environment is an important element in maintaining our customer loyalty and efficiently addressing technical problems as they arise.

Pricing, Distribution and Marketing

Pricing. We determine the pricing of a game near the end of the free testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Our prepaid game cards are offered in a variety of denominations to provide users with maximum flexibility. For instance, a game player may choose to purchase a prepaid game point card with any denomination for a specified number of hours that can be used at any time or a prepaid game subscription card that provides unlimited access to the game for a week or a month. Point cards expire if they are activated but are unused for a specified period of time.

Distribution. Due to the limited availability of online payment systems in China, we sold our game playing time primarily through direct sales of our prepaid cards and online points to distributors across the country. In July 2004, we entered into a distribution agreement with Junnet Group to appoint Junnet Group as the exclusive nationwide distributor of our prepaid MU and Mystina Online game cards in China. We may terminate the distribution agreement if Junnet fails to make the required payments to us for two consecutive months. The term of the distribution agreement expires in October 2005 with a one-year automatic renewal if neither party has requested termination within 30 days prior to the expiration of the agreement. We have not appointed any exclusive nationwide distributor for the WoW game.

In addition, we have entered into agreements with 31 provincial distributors and over 400 regional distributors to sell our prepaid online points to Internet cafés throughout China. Our provincial distributors of prepaid online points were selected after an open and competitive bidding process and our regional distributors of prepaid online points are normally selected by our provincial distributors. Currently, over 120,000 Internet cafés use our eSales system and sell our prepaid online points to their customers.

Marketing. Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers. The marketing programs and promotional activities that we employ to promote our games include:

Advertising and Online Promotion. We advertise in many game magazines and online game sites that are updated regularly. We have acquired a 40% stake in Beijing Wanwei, an online game portal in China, in order to further promote our games.

Cross-Marketing. We have cross-marketing relationships with major consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with well-known companies will increase the recognition of our online game brands.

On-Site Promotion. We distribute free game-related posters, promotional prepaid cards for beginners, game-related souvenirs such as watches, pens, mouse pads, calendars and paper bags at trade shows, selected Internet cafés and computer stores.

In-Game Marketing. We conduct “in-game” marketing programs from time to time, including online adventures for grand prizes.

Game Development and Licensing

We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated MMORPGs tailored to the China market. In order to remain competitive, we are focusing our product development efforts on enhancing the Chinese version of the licensed MMORPGs and developing new proprietary online games. Currently, our product development team is responsible for game design, technical development and art design. In addition, we outsource part of our art design work to Tose Co. Ltd., a leading Japanese outsource cartoon designer for game developers.

Our licensing process begins with a preliminary screening, review and testing of a game, followed by a cost analysis, negotiations and licensing of a game, including all regulatory and approval processes. A team is then designated to conduct “closed beta testing”

of the game to eliminate technical problems, followed by “open beta testing” during which our registered users may play the game without charge in open market conditions to ensure performance consistency and stability of operation systems. Testing generally takes three to six months, during which time we commence other marketing activities.

To further expand our product offerings in response to rapidly evolving competitive conditions in the online game market, in April 2004, we acquired a 20% stake in Object Software, an established game developer in China which has developed a number of PC games and online games including several award-winning games. Concurrently with our equity investment, we have obtained a right of first refusal to acquire licenses to operate in China all the online games developed by Object Software during the two-year period after our investment.

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations. Our current technology infrastructure consists of the following:

•	over 2,400 servers and over 290 network devices located at three Internet data centers, in different sites in Shanghai with uninterruptible power supply and diesel power generator backup;

•	proprietary software including Pass9 and game monitor tools that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers.

We have a network operation team responsible for stability and security of our network. The team follows the workflow for problem detecting, recording, analyzing and solving. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.

Competition

We compete principally with the following three groups of competitors in China:

•	online game operators in China, including Shanda Interactive Entertainment Limited (which operates “Legend of Mir” and Actoz Soft’s “Legend of Mir 2”) and Guangzhou Optisp’s (which operates Wemade’s “Legend of Mir 3”);

•	major Internet portal operators in China, including publicly-listed companies such as 163.com affiliated with NetEase (which operates “Westward Journey Online”), Sina.com.cn (which operates “Lineage I” and “Lineage II”) and Sohu.com (which operates “Knights Online”), all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games;

•	overseas online game providers including Enix Softstar Inc. (which operates “Crossgate”), Gamania (which operates “Laghaim”) and Softworld (which distributes “Ragnarok”); and

•	domestic online game developers in China, including Kingsoft (which has developed “JX Online”).

Our existing and potential competitors may compete with us in marketing activities, quality of online games and sales and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors – Risks Related to Our Company – We may not be able to maintain our profitability, financial or operational success in our market as we operate in a highly competitive industry and compete against many large companies.”

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “the9” in China and copyright and other rights associated with our websites, technology platform, self-developed software and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with our employees, and license agreement with our partners, to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us and assign their inventions developed during their employment to us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

Some Internet cafés in China have misappropriated our MU game server installation software, installed it on their servers and let their customers pay MU without paying us for the game playing time. We have adopted a number of measures to address illegal server usage. For example, we assigned a majority of our sales and marketing personnel during the first quarter of 2004 to work with local law enforcement authorities in several cities in an effort to reduce the use of illegal MU servers installed at Internet data centers and Internet cafés. We have also been working with Webzen to develop new MU upgrades with better security features that would make the upgraded MU server less vulnerable to misappropriation and piracy. See “Risk Factors – Risks Related to Our Company – Illegal game server, unauthorized character enhancements and other infringements of our intellectual property rights could harm our business and reputation and materially and adversely affect our results of operations.”

We have registered our domain names including www.the9.com, www.muchina.com and www.wowchina.com with third-party domain registration entities, and have legal rights over these domain names. We conduct our business under the “ ” brand name and “the9” logo. We have registered the marks “the9,” “ ” and “ ,” as well as our logo with the Trade Mark Office of the State Administration for Industry and Commerce in China. We have also filed trademark applications for the marks

“ ” and “ ” in China.

Facilities

Our principal executive offices, and sales and marketing and administrative offices are located on premises comprising approximately 1,966 square meters in an office building in Shanghai, China, and our visitor center, customer service center and our product development and network operation departments are separately located on premises comprising approximately 3,449 square meters in an office building close to our principal executive offices. We lease all of our premises from unrelated third parties. In addition, we have a very small branch office in Beijing.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Chinese Government Regulations

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the online gaming and Internet content provision businesses in China. As a result, we conduct our online gaming and Internet content provision businesses in China through contractual arrangements with Shanghai IT, our affiliated Chinese entity. Shanghai IT is ultimately owned by Jun Zhu and Jie Qin, both of whom are PRC citizens as well as our shareholders.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business and operation models of our Chinese subsidiaries and affiliated entities comply with all existing Chinese laws, rules and regulations. In addition, no consent, approval or license, other than the registration of their respective ownership interests in our company held by our PRC resident shareholders with SAFE and those already obtained by our Chinese subsidiaries and affiliated entities, is required under any of the existing laws and regulations of China for such ownership structure, businesses and operations or this offering.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. See “Risk Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various Chinese laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including the Ministry of Information Industry, the Ministry of Culture, the Administration of Press and Publication and the State Administration of Industry and Commerce. The principal Chinese regulations governing the Internet content provision industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003);

•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	The Tentative Measures for Administration of Internet Publication (2002); and

•	The Foreign Investment Industrial Guidance Catalogue (2002).

Under these regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a Chinese entity that provides value-added telecommunications services. Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license for Internet content provision (the “ICP License”) from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an Internet publisher in order to carry on its online gaming businesses in China.

The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet.

Although there is no national legislation specifically relating to the operations of SMS in China, the Ministry of Information Industry holds the view that it shall be classified as value-added telecommunication business. In addition, a number of local regulators have addressed this issue. For example, the Shanghai Communications Administration requires short messaging content provider operating in Shanghai to obtain an SMS license; and the Beijing Communication Administration requires short messaging content providers and text messaging access service providers to obtain the relevant value-added telecommunication business permits respectively.

Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP License holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulation of Information Security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Import Regulation

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and approval of any online games we want to license from overseas game developers. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, the State Press and Publication and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our in-house developed online games with the State Copyright Bureau.

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The Chinese government has announced its intention, and has begun, to intensify its regulation of Internet cafés, which are currently the primary venue for our users to play online games. Recently, the State Administration of Industry and Commerce issued a notice to suspend issuance of new Internet café licenses. It is unclear when this suspension will be lifted. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Pursuant to the Exchange Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Further, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration of Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction – Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Overview

We are an online game operator and developer in China. From our inception in December 1999 until the commercialization of our licensed MMORPG MU in China in February 2003, we generated a limited amount of revenues and incurred net losses because our company was in its development stage and our operating activities consisted primarily of developing and operating our proprietary online virtual community game “the9 City,” providing website solutions and advertisement services to third parties, and preparing for the commercial launch of MU in China. In preparation for the commercial launch of MU, during the period from September 2002 to January 2003, we allowed our registered users to play MU without charge in open market conditions to ensure performance consistency and stability of operation systems.

In September 2002, we and Webzen formed 9Webzen to localize and operate MU in China. We currently hold a 51% interest in 9Webzen. We have been actively managing the daily operations of 9Webzen since its inception. We account for our interest in 9Webzen using the equity method as Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen. 9Webzen began to charge users for MU playing time in February 2003, and has derived substantially all of its revenues through sales of prepaid cards and prepaid online points for MU playing time to distributors, who in turn sell them to end customers. Since February 2003, we have derived a significant portion of our revenues from provision of game operating support services to 9Webzen in connection with operating MU in China.

To broaden our product offerings and enhance our leadership position in the online game market in China, we have obtained exclusive licenses to operate additional MMORPGs in China, including WoW, Mystina Online, Granado Espada and ZhiZun. We commercially launched Mystina Online and WoW in China in January and June, 2005, respectively. We expect to commercially launch our first proprietary MMORPG, JJW, in China in the second half of 2005.

The major factors affecting our results of operations and financial condition are:

•	The9’s and 9Webzen’s revenue composition and sources of revenue growth;

•	The9’s and 9Webzen’s cost of services;

•	The9’s and 9Webzen’s operating expenses; and

•	arrangements with joint venture partners and online game developers.

Each of these factors is discussed below.

The9’s and 9Webzen’s Revenue Composition and Sources of Revenue Growth.

In 2004, we generated most of our revenues from game operating support, website solutions and advertisement services and SMS services, and a small portion of our revenues from online games and other services, and 9Webzen derived substantially all of its revenues from online game services.

Online Game Services. Historically, our online game services consisted of sales of prepaid playing time for the9 City. In 2002, 2003 and 2004, revenues from our online game services amounted to RMB1.3 million, RMB674.0 thousand and RMB357.0 thousand (US$43.0 thousand), respectively. Our current online game services also include operation of WoW and Mystina Online in China. As WoW and Mystina Online were commercially launched in 2005, we expected our revenues from online game services to increase both in amount and as a percentage of total net revenues in 2005 as compared to 2004. We plan to add additional new games to our product offerings to attract more users and increase our revenues.

As we recently launched WoW and Mystina Online and expect to launch JJW in the second half of 2005, we expect that the two most significant factors that affect our online game service revenues in 2005 and in the foreseeable future to be the number of hours that users play each of these games, or total user-hours, and our average revenue per user-hour from each game. We calculate our total user-hours based on its average concurrent users, which is a commonly used industry statistic. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, we determine the number of users logged on to our game servers at fifteen-minute intervals, then averages that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period. Our effective revenue per user-hour for a game is derived by taking the total revenues from the game for a period and dividing this number by total user-hours in that period. This provides us a measure of the average revenue per user-hour for each game we operate.

9Webzen derives and expects to continue to derive substantially all of its revenues from the sale of MU playing time. 9Webzen sells MU playing time mostly through sales of prepaid cards and prepaid online points to distributors that in turn sell them to end customers. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time valid for a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenues upon the end customers’ online registration and activation of their cards or online points, and then recognized as revenues upon the actual usage of game playing time by end customers or the expiration of their game cards or online points. In 2004, 9Webzen generated revenues of RMB174.5 million (US$21.1 million) from the sale of MU playing time, including RMB25.5 million (US$3.1 million) from recognition of deferred revenues relating to user accounts which were activated but have neither been used nor had value added to them for more than seven months, excluding the deferred revenues recognized by The9 pursuant to the revenue-sharing arrangement between The9 and 9Webzen. 9Webzen’s revenues from MU decreased substantially in 2004 as compared to 2003 and in the first quarter of 2005 as compared to the same period in 2004 and the previous quarter. In January 2004, 9Webzen entered into the revenue-sharing arrangement with us whereby we are entitled to 10.5% of the revenues from operating MU in China. Prior to 2004, 9Webzen was required to pay us only 5% of the MU revenues and a fixed annual fee of RMB10,000.

The two most significant factors that affect 9Webzen’s online game revenues are the number of hours that users play MU, or total user-hours, and 9Webzen’s average MU revenue per user-hour. 9Webzen calculates its total user-hours based on its average concurrent users, which is a commonly used industry statistic. In a given period, the number of total user-hours equals the average concurrent users for that period multiplied by the number of hours in that period. In measuring average concurrent users, 9Webzen determines the number of users logged on to our MU game servers at fifteen-minute intervals, then averages that data over the course of a day to derive daily averages. Average daily information is further averaged over a particular period to determine average concurrent users for that period. 9Webzen’s effective revenue per user-hour is derived by taking the total MU revenues for a period and dividing this number by total user-hours in that period. This provides 9Webzen a measure of the average revenue per user-hour that it receives from MU players.

Game Operating Support, Website Solutions and Advertisement. Historically, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. In 2002, 2003 and 2004, revenues from our game operating support, website solutions and advertisement services amounted to RMB1.9 million, RMB13.3 million and RMB24.7 million (US$3.0 million), respectively. Our game operating support services to 9Webzen include payment collection and processing, user membership management, production of prepaid cards and other related game operating support in connection with the operation of MU in China. Prior to 2004, our revenues from game operating support, website solutions and advertisement services were recognized when services were rendered and collection of the related fees was reasonably assured. In January 2004, we entered into a new revenue-

sharing arrangement with 9Webzen whereby we are entitled to 10.5% of the revenues from operating MU in China. Under the new revenue-sharing arrangement, we recognize revenues from our game operating support based on the actual usage of game playing time by end users or the expiration of their game cards or online points. We expect our revenues from providing game operating support and website solutions and advertisement services to decrease as a percentage of total net revenues in 2005, primarily as a result of our commercial launch of WoW and Mystina Online and the expected increase in our online game service revenues in 2005 as compared to 2004.

9Webzen has not engaged in the game operating support, website solutions and advertisement business and does not intend to pursue this line of business in the future.

Short Messaging Services. We began offering SMS services near the end of 2003. In 2004, revenues from our SMS service amounted to RMB11.1 million (US$1.3 million), representing 30.3% of our total net revenues.

Other Products and Services. Our other sources of revenues in 2004 primarily consist of revenues recognized from sales of game-related accessories and from 9Webzen for our promotion of MU for 9Webzen. In 2002, 2003 and 2004, revenues from our other products and services amounted to RMB29,242, RMB3.3 million and RMB468.0 thousand (US$57.0 thousand), respectively.

9Webzen’s other products and services include sales of MU game installation packages and advanced MU user manuals. In 2003 and 2004, 9Webzen generated RMB2.0 million and RMB0.6 million (US$0.08 million) of its revenues from sales of MU game installation packages and advanced MU user manuals.

The9’s and 9Webzen’s Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including server depreciation charges, Internet data center and broadband bandwidth rental fees and production costs for prepaid cards. Our cost of services in 2005 also include additional costs associated with our operation of additional games, including WoW royalties which are equal to 22% of the face value of our prepaid cards and online points sold, server depreciation charges, amortization of the initial WoW license fee and other WoW-related costs. We expect that our cost of services will increase primarily because we plan to establish new centralized servers in connection with the operation of the new games.

9Webzen’s cost of services consists of costs directly attributable to operating the MU game, including primarily MU royalties which are equal to 20% of the after-tax sales revenue derived from the operations of MU, server depreciation charges, Internet data center and broadband bandwidth rental fees, game operating support fees paid to The9, production costs for MU promotional products, and payroll compensation to 9Webzen’s customer service representatives. Under the revenue-sharing arrangement between 9Webzen and us, 9Webzen recognizes revenues excluding the 10.5% thereof received by us and no longer records such amounts as cost of services. Prior to 2004, 9Webzen recognized amounts paid to The9 for game operating support as cost of services.

The9’s and 9Webzen’s Operating Expenses. Both our and 9Webzen’s operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Our product development expenses consist primarily of payroll compensation to our product development personnel, equipment and software depreciation charges and other expenses for the development of online games. Our other product development costs include costs that we have incurred to develop and maintain our websites. We expect that our product development expenses will increase in the near future as we expand our internal game development capabilities.

9Webzen’s product development expenses consist primarily of payroll compensation to its product development personnel, equipment and software depreciation charges and other expenses for the localization of MU to be tailored to the China market. 9Webzen’s other product development expenses include costs it has incurred to develop and maintain its website located at www.muchina.com.

Sales and Marketing. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote our e-Sales system to Internet cafés, our proprietary membership management and payment system, and payroll compensation to our sales and marketing personnel. As we intend to pursue an aggressive marketing strategy to promote the WoW game and other MMORPGs, we expect that our sales and marketing expenses will increase substantially in 2005.

9Webzen’s sales and marketing expenses primarily comprise advertising and marketing expenses to promote MU and payroll compensation to its sales and marketing personnel.

General and Administrative. Our general and administrative expenses consist primarily of payroll compensation and travel expenses for our administrative staff, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. We expect that our general and administrative expenses will increase in 2005 due to, among other things, the additional expenses for compliance with legal, accounting and other requirements associated with a public company.

9Webzen’s general and administrative expenses primarily comprise payroll compensation and travel expenses for its administrative staff, fees paid to professional service providers for auditing and legal services and administrative office expenses.

Arrangements with Joint Venture Partners and Online Game Developers. Because a significant portion of our revenues are generated from MU, we must maintain a satisfactory relationship with Webzen, the licensor of MU. 9Webzen, a joint venture between us and Webzen, has the exclusive license to operate MU in China. We hold a 51% interest in 9Webzen and are entitled to 51% of the dividends distributed by 9Webzen. We account for our interest in 9Webzen using the equity method since Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen. Under the MU license agreement, 9Webzen is required to pay royalties to Webzen equal to 20% of the after-tax sales revenue derived from operating MU in China. In addition, 9Webzen Shanghai is obligated to meet a minimum MU sales revenue target of at least US$1.4 million per quarter. If 9Webzen Shanghai fails to meet 70% of the minimum MU revenue target for two consecutive quarters, Webzen shall have the right to license MU to third parties. If 9Webzen Shanghai fails to meet its minimum revenue target for more than two years, Webzen may terminate the license.

Because our business prospects depend significantly on C9I’s exclusive right to operate WoW in China, we must maintain a satisfactory relationship with VUG, the licensor of WoW. C9I, a joint venture between us and China Interactive, has an exclusive license to localize and operate WoW in China. Currently, GameNow and China Interactive own 68.9% and 31.1% of C9I, respectively. Pursuant to the WoW license agreement with VUG, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004 and the first year minimum royalty guarantee of US$13.0 million in 2005. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the term of the license agreement. As security for each advance payment, C9I is obligated to procure a standby letter of credit prior to each relevant period.

Our business prospects also depend in part on our exclusive rights to operate Mystina Online, Granado Espada and ZhiZun in China.

If we are unable to maintain a satisfactory relationship with any of our online game developers, or if any of our online game developers either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us, our operating results and our business would be harmed and, the price of our ADSs and ordinary shares could decline.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands, and rely primarily on dividends and other distributions from 9Webzen and our subsidiaries in China for our cash requirements. 9Webzen, in turn, relies on dividends and other payments from 9Webzen Shanghai, its subsidiary in China. Distribution and other payments by 9Webzen to us are subject to the approval of Webzen. In addition, if 9Webzen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Current Chinese regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations; and (ii) these entities are required to allocate a portion of their respective net profits each year, if any, to certain capital reserves, and these reserves are not distributable as cash dividends. As of December 31, 2004, approximately RMB13.7 million (US$1.7 million) of our portion of the net assets of our affiliated entities and subsidiaries in China were subject to the regulatory restrictions on transfer to their shareholders in the form of cash dividends. To date, we have not received any dividends from The9 China or C9I China, and do not expect to receive any dividends from them in the foreseeable future. 9Webzen Shanghai has declared a dividend of US$12.1 million and US$6.0 million for its fiscal year 2003 and 2004, respectively, US$6.0 million and nil of which has been paid to 9Webzen in 2004 and 2005, respectively.

Regulation of Internet Businesses in China

The Chinese government heavily regulates the Internet sector in China, including the legality of foreign investments in the Chinese Internet sector, the permit requirements for companies in the Internet industry and the existence and enforcement of restrictions on Internet content and the licensing.

In order to comply with restrictions imposed by current Chinese laws and regulations on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we operate our Chinese online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT. Shanghai IT is ultimately owned by Jun Zhu and Jie Qin, both of whom are PRC citizens as well as shareholders of The9.

In April 2001, the Chinese government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. A Chinese government agency suspended the issuance of Internet café licenses for a period of time in 2004. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China, or any tightening of the governmental requirements relating to the customers’ age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner. In addition, it has been reported that GAAP will adopt regulations affecting online games, and we cannot be certain when these regulations will become effective, what form they will take or how they may affect our business. Should the Chinese government continue to tighten its regulation of the Internet and online games, and its supervision of Internet cafés, this could limit or slow down our growth prospects, as well as reduce our revenues and earnings.

Certain Chinese regulatory authorities have published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems. As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability to for us as a website operator. To the extent that Chinese regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Income and Business Taxes

Companies established in China are generally subject to the EIT, at a statutory rate of 33%. Currently, The9 China and 9Webzen Shanghai are subject to a 15% EIT rate due to their place of incorporation in the Pudong New District of Shanghai. In addition, 9Webzen

Shanghai is currently exempt from EIT as the applicable government authorities in Shanghai granted it the “software enterprise” status. This tax status entitles 9Webzen Shanghai to some preferential tax treatment, including EIT exemption for 2003 and 2004, and a 50% reduction of its applicable tax rates for three years thereafter. The continued eligibility of 9Webzen Shanghai for such preferential tax treatment is subject to the applicable government authorities’ annual inspection of 9Webzen Shanghai’s qualifications as a software enterprise, which include achieving a specified percentage of qualifying sales revenue relative to total revenue. See “Risk Factors – Risks Related to Our Company – If tax benefits currently available to The9 China and 9Webzen Shanghai are reduced or repealed, our business could suffer.” C9I China is applying for the preferential tax treatment and if such application is approved, C9I may enjoy an EIT exemption for the first two profitable years, and a 50% reduction of its applicable tax rates for three years thereafter.

The subsidiaries and affiliates of The9 and 9Webzen in China are subject to the business tax at a statutory rate of 5% of the gross revenues generated by each of them. This business tax is deducted from the total revenues of The9 and 9Webzen, as applicable.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Revenue Recognition. We generated most of our revenues from providing game operating support services to 9Webzen in 2004. Our revenues for these game operating support services are currently determined based on contractual arrangements at 10.5% of 9Webzen’s net revenues from the sale of prepaid cards and online points as determined in accordance with U.S. GAAP.

We and 9Webzen derive revenues from the sales of prepaid cards and prepaid online points to distributors who in turn sell them to end users. All prepaid fees received from distributors are initially recognized as advances from customers and as deferred revenue upon the customer’s online registration and activation of their cards or online points. We and 9Webzen recognize revenue based upon the actual usage of the game playing time by end customers or when the end customers are no longer entitled to access the online game products. The royalties and costs related to the prepaid fees are also deferred until revenue for those prepaid fees is recognized.

9Webzen’s end customers are required to activate their prepaid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under 9Webzen’s current expiration policy, if a user’s personal game account is not used and the user does not transfer additional value to the account in a six-month period, 9Webzen is entitled to suspend the use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used. Historically, 9Webzen has not enforced this expiration policy.

A portion of 9Webzen’s deferred revenues is composed of value for game points which are sold to end customers but which have not been used for an extended period of time. 9Webzen recognizes revenue when end customers are no longer entitled to access MU or when 9Webzen believes the likelihood that it would provide further online game services to those customers is remote. However, as of December 31, 2003, 9Webzen had not recognized revenue related to those inactive accounts because of its limited operating history. MU, 9Webzen’s only online game, was commercially launched in February 2003. As 9Webzen continued to operate MU, it has gained additional operational statistics and historical data. Although 9Webzen has not enforced its expiration policy historically, it believes that the likelihood that it would render online games services in connection with inactive accounts that have not been used nor have had any value added thereto in excess of seven months is remote. Accordingly, for the first half of 2004, it recognized revenues and related amounts of deferred expenses with respect to game accounts that were activated but have neither been utilized nor have had value added to them for over seven months. As a result of this policy, 9Webzen recognized additional revenues of RMB25.5 million (US$3.1 million) in 2004, excluding the revenues recognized by The9 pursuant to the revenue-sharing arrangement, 9Webzen also recognized related expenses, mainly in the form of royalty payments of RMB6.7 million (US$0.8 million) in 2004. 9Webzen does not recognize revenues for game cards which are sold but not yet activated as management believe it is more likely than not that some of these cards will be activated in the future and 9Webzen will be required to provide services related to those cards. Future usage may differ from the historical usage patterns on which 9Webzen’s revenue recognition policy is based. 9Webzen will continue to monitor the operational statistics and usage patterns related to the inactive accounts.

We contract with subsidiaries of China Mobile for the transmission of our SMS services. In 2004, SMS revenues amounted to RMB11.1 million (US$1.3 million), representing 30.3% of our total net revenues. We recognize SMS revenues in the period in which the service is performed, provided that no significant obligation remains, collection of receivables can be reasonably determined and the amount can be reasonably estimated. We measure our SMS revenues based on the total gross amount paid by our customers, for which China Mobile bills and collects on our behalf. We have considered EITF 99-19, “Reporting Revenue Gross as a Principal or Net as an Agent” in determining whether we should recognize such revenues at gross or net of revenue sharing by China Mobile for billing and transmission services. Based on our contractual arrangements with China Mobile, we believe that the gross approach is appropriate as we are the primary obligor to end users with respect to the mobile value-added services. Determination of whether revenues should be recorded gross or net requires significant judgment.

Our estimation of SMS revenues is based on our internal records of billings and transmissions for the month, adjusted by discrepancies between our estimated revenues and actual revenues confirmed by China Mobile. Due to the time lag of receiving billing statements from China Mobile, we may not always receive the billing statements prior to the release of our financial statements. To the extent we do not receive billing statements from China Mobile prior to the release of our financial statements, we have to rely on our internal records, which sometimes may not reflect billing and transmission failures.

In 2004, we sold our proprietary integrated membership management and payment system, Pass9, to two third-party companies for RMB14.9 million (US$1.8 million). We recognized other income from our sale of Pass9 upon delivery of Pass9 to the purchaser. We do not believe that we have any future obligations associated with the sale and believe that the collectibility of the associated amount was reasonably assured as of December 31, 2004.

We account for arrangements in which we perform multiple revenue-generating activities in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, we determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how considerations should be allocated among the separate units of accounting require significant judgment, including judgment with regards to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amount and timing of revenue recognized.

Product Development. We and 9Webzen recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” As such, we expense software development costs incurred prior to technological feasibility. Once a software product becomes technologically feasible, all subsequent software costs for that product are capitalized until that product is released for sale. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game is operative in the same language in which the online game will be marketed on a massive multi-player level. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our incorporation, we have not capitalized any development costs because the amount qualifying for capitalization has been immaterial.

Income Taxes. We and 9Webzen account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon the differences between the carrying value of assets and liabilities for financial reporting and tax purposes at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse or our tax loss carry forwards expire, the outlook for the Chinese economic environment, and the overall future industry outlook. We consider these factors in reaching our conclusion on the recoverability of the deferred tax assets and determine the valuation allowances necessary at each balance sheet date.

9Webzen Shanghai is subject to EIT on the taxable income as reported in its statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, 9Webzen Shanghai is generally subject to EIT at a statutory rate of 33%. However, 9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential EIT rate. There is no guarantee that 9Webzen Shanghai will continue to be entitled to the reduced EIT rate of 15% in the future.

In addition, in May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise.” 9Webzen Shanghai’s qualification as a Software Enterprise is subject to the annual inspection for its fulfillment of the qualifications, which includes achieving a certain level of qualifying revenues. This classification, which is subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9webzen Shanghai had passed the annual inspection of 2003. No provision for EIT had been made for 9Webzen Shanghai in these financial statements for the year ended December 31, 2004 as the Company’s directors consider that 9Webzen Shanghai will continue to fulfill the requirements in the annual inspection. Total tax savings to the 9Webzen Group from the EIT exemption of 9Webzen Shanghai amounted to approximately RMB20.9 million and RMB12.6 million in 2003 and 2004, respectively. Since this tax benefit will only be granted upon fulfillment of certain qualifications on an annual basis, there is no guarantee that 9Webzen Shanghai will continue to hold its Software Enterprise status and enjoy such tax benefits in future years.

Consolidation of Variable Interest Entities. Our company is incorporated in the Cayman Islands and considered as a foreign entity under the Chinese laws. Due to the restrictions on foreign ownership on the provision of online games, we are dependent on Shanghai IT to hold the licenses necessary for conducting our online game business in China. The9 China and 9Webzen Shanghai have entered into contractual arrangements with Shanghai IT for the exclusive right to use its relevant licenses and websites.

We do not have any voting or ownership interest in Shanghai IT. But pursuant to various agreements entered into among us, Shanghai IT and the shareholders of Shanghai IT, we generally have economic control of Shanghai IT. Because of this, we are considered the primary beneficiary of Shanghai IT and accordingly we consolidate Shanghai IT’s results in our financial statements.

Property, Equipment and Software. In addition to the original cost of property, equipment and software, the recorded value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For each of 2002, 2003 and 2004, we did not recognize any impairment charges for property, equipment and software. Recognition of impairment charges require significant judgment. Any material differences to the estimated that had been used could result in differences in the amount and timing of the impairment charges.

Most of our computer and equipment for our online game operation is amortized over an estimated useful life of five years. We believe amortization over a five year period to be appropriate. However, if a useful life of three years were used to amortize The9’s computer and equipment, additional amortization charges of approximately RMB1.5 million and RMB0.6 million would have been recognized in 2002 and 2003, respectively. In addition, the amortization charges would have been decreased by approximately RMB2.3 million (US$0.28 million) in 2004, as a significant portion of the computer and equipment would have been fully depreciated by the end of 2003. 9Webzen’s computer and equipment for its MU game operation is amortized over an estimated useful life of three years. We believe amortization over a three year period to be appropriate giving consideration to the estimated life of computer and equipment.

Share-Based Compensation. We granted a total of 1,114,739 options under our 2004 Stock Option Plan to some of our employees, directors and consultants as well as certain employees of 9Webzen in December 2004. Employees of 9Webzen, our affiliate accounted for under the equity method, are not considered our employees for purposes of determining share-based compensation.

We account for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

We account for share based compensation arrangement with non-employees in accordance with SFAS No.123. Under SFAS No.123, share-based compensation expense is recognized based on the fair value of the option on the date of grant over the vesting period. Additionally, the options granted to employees of 9Webzen Shanghai are accounted for in accordance with EITF No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee” (“EITF No. 00-12”).

No share-based compensation expense or deferred compensation was recognized for options granted to our employees under APB No. 25 as the exercise price equal the fair value of the shares on the date of grant.

Determining the fair value of stock options in accordance with SFAS No. 123 requires significant judgment, including, among other things, estimates of the fair value of our ordinary shares and certain assumptions, including volatility, required to determine the estimated fair value of the purchase rights granted.

Prior to the listing of our ADSs on NASDAQ in December 2004, we estimated the fair value of our ordinary shares on the grant date based on both internal and external sources of information. The sources used to determine the fair value prior to our listing were subjective in nature and were based on, among other factors, (i) our financial condition as of the date of grant, (ii) our financial and operating prospects at that time, and (iii) competitor valuations based on price-earnings and trading price.

As we have historically been a private company, the volatility of the fair value of our ordinary shares cannot be readily determined. In determining the estimated volatility of the fair value of our ordinary shares, we have referenced the volatility of publicly traded companies’ share prices in similar industries. Volatility of publicly traded companies may not necessarily be representative of the volatility of our ordinary shares.

We recognized share-based compensation expense for the options granted to 9Webzen Shanghai’s employees of RMB5.6 million (US$0.7 million) for the year ended December 31, 2004 in accordance with EITF No. 00-12. Such expense has been included in Equity in Profit of Affiliated Companies.

In order for us to account our options granted to 9Webzen’s employees in accordance with APB No. 25, the employees of 9Webzen who received our options were transferred to The9 China on January 25, 2005. As a result of the changes in the grantees’ employment status, we began to account the related options in accordance with APB No. 25 based on a new measurement date. The effect of the transfer was deemed as a cancellation of the old options and grant of new options.

In December 2004, FASB issued FASB Statement No. 123(R), “Share-Based Payment”, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual period after June 15, 2005 based on the vesting terms of the share-based awards. Beginning in 2006, we could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options.

The9’s Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
Revenues:
Online game services	42.2%	4.1%	1.0%
Game operating support, website solutions and advertisement	63.1%	81.4%	71.1%
Short message services	—	—	32.0%
Other revenues	0.9%	19.9%	1.3%
Sales taxes	(6.2)%	(5.4)%	(5.4)%

Net revenues	100.0%	100.0%	100.0%
Cost of services	(120.8)%	(39.6)%	(26.3)%

Gross profit (loss)	(20.8)%	60.4%	73.7%

Operating expenses:
Product development	(315.0)%	(17.2)%	(26.0)%
Sales and marketing	(91.6)%	(23.1)%	(26.6)%
General and administrative	(210.9)%	(57.0)%	(49.2)%

Total operating expenses	(617.5)%	(97.3)%	(101.8)%

Loss from operations	(638.3)%	(36.9)%	(28.1)%
Interest income (expenses), net	(29.4)%	(8.4)%	0.2%
Other income (expense), net	(5.6)%	1.0%	45.5%
Income tax benefit (expense)	(11.0)%	35.7%	(14.6)%
Minority interests	—	—	19.8%
Equity in profit (loss) of affiliated company, net of taxes	(168.7)%	304.4%	47.7%

Net income (loss)	(853.0)%	295.8%	70.5%

Year 2004 Compared to Year 2003

Revenues. Our revenues in 2004 increased by 112.1% to RMB36.7 million (US$4.4 million) from RMB17.3 million in 2003, primarily due to the increase in revenues from our game operating support, website solutions and advertisement and SMS services, offset in part by the decrease in revenues from our online game service and other products and services. MU was commercially launched in February 2003.

Online Game Services. In 2004, revenues from online game services decreased to RMB0.4 million (US$0.04 million) from RMB0.7 million in 2003, primarily due to the decrease in revenues we generated from the sale of playing time of the9 City.

Game operating support, website solutions and advertisement. In 2004, revenues from game operating support, website solutions and advertisement increased by 85.7% to RMB24.7 million (US$3.0 million) from RMB13.3 million in 2003. The increase was primarily due to the increase in revenues from provision of MU-related game operating support services to 9Webzen. Pursuant to the amended revenue sharing arrangement which became effective from January 1, 2004, we are entitled to 10.5% of the revenues derived from MU in China. Prior to 2004, we were entitled to 5% of the total revenues derived from MU and a fixed annual license fee of RMB10,000 from 9Webzen. Another factor causing the increase in 2004 is that we recognized a total of RMB3.5 million (US$0.4 million) advertisement revenue from Junnet Group, our exclusive nationwide distributor of our prepaid game cards, for our MU promotion services.

Short Messaging Services. We began offering SMS service near the end of 2003. In 2004, revenues from our SMS service amounted to RMB11.1 million (US$1.3 million), representing 30.3% of our total net revenues.

Other Revenues. In 2004, revenues generated from other products and services decreased to RMB0.5 million (US$0.06 million) from RMB3.3 million in 2003, primarily because of the decrease in revenues from 9Webzen for our promotion of MU and non-recurring technical consulting revenues earned in 2003.

Cost of Services. Cost of services in 2004 increased by 40.0% to RMB9.1 million (US$1.1 million) from RMB6.5 million in 2003, primarily due to increased costs for upgrading the Pass9 system and SMS services. In 2004, The9 incurred approximately RMB0.7 million (US$0.09 million) to develop better security features to the Pass9 system to enhance data integrity. In addition, our cost of services in 2004 included compensation and benefits to additional personnel we hired in connection with SMS services, which commenced near the end of 2003.

Operating Expenses. Operating expenses in 2004 increased by 122% to RMB35.3 million (US$4.3 million) from RMB15.9 million in 2003, primarily due to increases in product development expenses and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

Product Development. Product development expenses in 2004 increased by 221.4% to RMB9.0 million (US$1.1 million) from RMB2.8 million in 2003, primarily due to expansion of our internal game development capabilities and increased expenditures to further upgrade our website.

Sales and Marketing. Sales and marketing expenses in 2004 increased by 142.1% to RMB9.2 million (US$1.1 million) from RMB3.8 million in 2003. The increase was primarily due to increased advertising and promotion activities relating to Mystina Online, which commenced open beta testing in September 2004, and due to the preliminary launch preparation of WoW’s beta testing in China in early 2005.

General and Administrative. General and administrative expenses in 2004 increased by 83.9% to RMB17.1 million (US$2.1 million) from RMB9.3 million in 2003, primarily due to the hiring of additional general and administrative personnel to prepare for the operation of WoW, Mystina Online and Joyful Journey West, increase in related office rental cost, and professional service fees in connection with our initial public offering in 2004.

Interest Income (Expenses), Net. Net interest income in 2004 was RMB0.08 million (US$9.8 thousand), and net interest expense in 2003 was RMB1.4 million. In 2003, we accrued interest on the October 2001 and October 2002 convertible loans issued to us by Bosma Limited and Jun Zhu. In January 2004, Bosma Limited and Jun Zhu converted the October 2001 loans into our Series A convertible preferred shares, and therefore, we no longer paid interest on those particular loans after January 2004.

Income Tax Benefit (Expense). Income tax expenses in 2004 was RMB5.1 million (US$0.6 million), and income tax benefit in 2003 was RMB5.9 million, primarily because The9 China, our operating subsidiary in China, did not become profitable until 2004.

Other Income, Net. Other income, net increased substantially to RMB15.8 million (US$1.9 million) in 2004 from RMB0.2 million in 2003, primarily due to the proceeds from sales of our Pass9 system in 2004.

Equity in Profit of Affiliated Companies, Net of Taxes. Equity in profit (loss) of affiliated companies, net of taxes for in 2004 decreased by 66.7% to RMB16.6 million (US$2.0 million) from RMB 49.9 million in 2003, primarily due to the decrease in net income of 9Webzen. See “— 9Webzen’s Results of Operations.”

Net income. Net income in 2004 decreased to RMB 24.5 million (US$3.0 million) from RMB48.5 million in 2003, as a result of the cumulative effect of the above factors.

Year 2003 Compared to Year 2002

Revenues. Our revenues in 2003 increased by 426.4% to RMB17.3 million from RMB3.3 million in 2002 primarily attributable to revenues derived from our game operating support services provided to 9Webzen in connection with its operation of MU game in China, and our MU-related promotional activities for 9Webzen, partly offset by the decrease in our online game service revenues.

Online Game Services. In 2003, revenues from our online game services decreased by 48.3% to RMB0.7 million from RMB1.3 million in 2002, because we focused our resources on providing technical support to 9Webzen in connection with its operation of MU in China in 2003.

Game Operating Support, Website Solutions and Advertisement. In 2003, revenues generated from our game operating support, website solutions and advertisement services increased by 584.7% to RMB13.3 million in 2003 from RMB1.9 million in 2002, primarily because we derived revenues from providing game operating support services to 9Webzen in connection with its operation of MU in China.

Other Revenues. In 2003, revenues from our other products and services increased substantially to RMB3.3 million from RMB29,242 in 2002, primarily due to the sale of our game-related accessories and promotional activities on behalf of 9Webzen.

Cost of Services. Cost of services in 2003 increased by 74.0% to RMB6.5 million from RMB3.7 million in 2002 primarily due to the costs associated with producing prepaid MU game cards.

Operating Expenses. Operating expenses in 2003 decreased by 16.5% to RMB15.9 million from RMB19.1 million in 2002, primarily due to a decrease in the product development expenses, partially offset by increased sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses decreased by 71.1% to RMB2.8 million in 2003 from RMB9.7 million in 2002, primarily because of the RMB4.1 million we paid to Webzen for the right to test and localize MU in China during the testing period in 2002 and other expenses we incurred in localizing MU prior to 9Webzen’s formation in October 2002.

Sales and Marketing. Sales and marketing expenses increased by 33.5% to RMB3.8 million in 2003 from RMB2.8 million in 2002, primarily because we incurred RMB1.6 million of our marketing campaigns and hiring of additional sales and marketing staff in connection with our marketing of the e-Sales system to Internet cafés.

General and Administrative. General and administrative expenses increased by 43.4% to RMB9.3 million in 2003 from RMB6.5 million in 2002, primarily because of hiring of additional general and administrative staff in 2003 and additional audit fees.

Interest Expenses, Net. Interest expenses increased by 52.2% to RMB1.4 million in 2003 from RMB0.9 million in 2002 due to the accrued interests on the new convertible loans we borrowed from Bosma Limited and Jun Zhu in late 2002.

Income Tax Benefit (Expense). In 2002, we incurred income tax expense totaling RMB0.3 million. In 2003, we received an income tax benefit of RMB5.9 million. Prior to 2003, we have historically generated losses and accordingly have recorded a valuation allowance prior to 2003 to the extent it was more likely than not that we would be unable to generate sufficient taxable income to realize our deferred tax assets. The decrease in our net income expense tax is attributable primarily to a reversal of valuation allowance in 2003 when we expected that future operations would generate sufficient taxable income to utilize the deferred tax assets.

Equity in Profit (Loss) of Affiliated Companies, Net of Taxes. Equity in profit (loss) of affiliated companies, net of taxes represents the portion of profits or loss of 9Webzen attributable to us. In 2002, 9Webzen had no revenue but incurred expenses in preparing for the commercial launch of MU in China, resulting in a RMB5.2 million loss that was attributable to and actually shared by us. Subsequent to the commercial launch of MU in China in February 2003, 9Webzen achieved positive net income in 2003, RMB49.9 million of which was attributable to us.

Net Income. Net income increased substantially to RMB48.5 million in 2003 from net loss of RMB26.3 million in 2002, as a result of the cumulative effect of the above factors.

9Webzen’s Results of Operations

The following table sets forth a summary of 9Webzen’s consolidated statements of operations as a percentage of net revenues for the period indicated.

	For the Year Ended December 31,
	2003	2004
Consolidated Statement of Operation Data:
Revenues	106.7%	105.3%
Online game services	105.8%	104.9%
Other revenues	0.9%	0.4%
Sales taxes	(6.7)%	(5.3)%
Net revenues	100.0%	100.0%
Costs of services	(41.0)%	(53.2)%
Gross profit (loss)	59.0%	46.8%
Product development	(2.2)%	(4.6)%
Sales and marketing	(9.6)%	(11.2)%
General and administrative	(5.4)%	(8.4)%
Share-based compensation	—	(3.4)%
Total operating expenses	(17.1)%	(27.6)%
Income (loss) from operations	41.9%	19.2%
Interest income	0.0%	0.3%
Other income (expense), net	0.0%	5.1%
Income (loss) before income tax benefit	41.9%	24.6%
Income tax benefit	0.5%	0.6%
Net income (loss)	42.4%	25.2%

Year 2004 Compared to Year 2003

Revenues. 9Webzen’s revenues decreased by 28.8% to RMB175.1 million (US$21.2 million) in 2004 from RMB246.0 million in 2003, primarily due to the decrease in revenues from operating MU in China.

Online Game Services. 9Webzen’s online game services revenues decreased by 28.5% to RMB174.5 million (US$21.1 million) in 2004 from RMB244.0 million in 2003, primarily due to the combined effect of the reduction in average MU revenue per user-hour and average MU concurrent users and the new revenue-sharing arrangement in 2004. Under the revenue-sharing arrangement with The9 which became effective on January 1, 2004, 9Webzen’s game operating support fees payable to The9 were deemed to be paid directly by MU end users and were not included in 9Webzen’s revenues in 2004. In 2003, 9Webzen recognized the gross amount received from the sale of prepaid cards as MU revenues and recognized the amounts paid to The9 for game operating support fee as cost of sales.

Other Revenues. 9Webzen’s other revenues decreased substantially to RMB0.6 million (US$0.08 million) in 2004 from RMB2.1 million in 2003, because 9Webzen sold less MU game installation packages and advanced MU user manuals in 2004.

Cost of Services. 9Webzen’s cost of services decreased by 6.4% to RMB88.5 million (US$10.7 million) in 2004 from RMB94.6 million in 2003, primarily due to the smaller amount of MU royalties paid to Webzen in 2004 as a result of the reduced revenues and the new revenue sharing arrangement beginning from January 1, 2004 whereby 9Webzen no longer recognizes the amount paid to The9 for game operating support as cost of services.

Operating Expenses. 9Webzen’s operating expenses increased by 16.5% to RMB45.9 million (US$5.5 million) in 2004 from RMB39.4 million in 2003, primarily due to the increase in share-based compensation expenses, product development expenses and general and administrative expenses, partly offset by the decrease in the sales and marketing expenses.

Product Development. 9Webzen’s product development expenses increased by 54.0% to RMB7.7 million (US$0.9 million) in 2004 from RMB5.0 million in 2003, primarily due to the increase in the number of product development personnel and the average employee salaries.

Sales and Marketing. 9Webzen’s sales and marketing expenses decreased by 15.6% to RMB18.6 million (US$2.3 million) in 2004 from RMB22.1 million in 2003, as a result of more sales and promotion expenditures spent in 2003 during MU’s first year of commercial operations in China.

General and Administrative. 9Webzen’s general and administrative expenses increased by 13% to RMB13.9 million (US$1.7 million) in 2004 from RMB12.3 million in 2003, mainly due to the increase in the number of administrative personnel and the increased professional service expenses in 2004.

Share-Based Compensation. 9Webzen incurred RMB5.6 million (US$0.7 million) share-based compensation expenses in 2004, because of the share options granted by The9 to 9Webzen’s employees in December 2004. In accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee,” 9Webzen recognized share-based compensation expenses based on estimated fair value of the options on the grant date.

Net income. Net income in 2004 decreased to RMB41.8 million (US$5.1 million) from RMB97.8 million in 2003, as a result of the cumulative effect of the above factors.

B. Liquidity and Capital Resources

The9. The following table sets forth the summary of The9’s cash flows for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
	RMB	RMB	RMB	US$ (unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	3,391	57,711	35,077	4,238
Net cash provided by (used in) investing activities	(5,829)	(1,967)	(126,260)	(15,255)
Net cash provided by (used in) financing activities	6,340	1,527	821,699	99,281
Effect of foreign exchange rate changes on cash	(4)	(133)	124	15
Net increase (decrease) in cash and cash equivalents	3,898	57,138	730,639	88,278
Cash and cash equivalents at beginning of period	1,730	5,628	62,766	7,584
Cash and cash equivalents at end of period	5,628	62,766	793,405	95,862

We have financed our operations primarily through the proceeds from the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, respectively, and the net proceeds from our initial public offering of our ADSs in December 2004. We repaid the entire outstanding principal plus interest accrued on the convertible loans in December 2004.

Lastly, we have financed our operations through our operating activities. As of December 31, 2004, we had RMB793.4 million (US$95.9 million) in cash and cash equivalents. For the foreseeable future, our liquidity will be heavily dependent on cash flow generated by operating activities.

Net cash provided by operating activities was RMB35.1 million (US$4.2 million) in the year ended December 31, 2004 compared to RMB57.7 million in 2003 primarily because we no longer collect payments for prepaid MU playing time on behalf of 9Webzen since the second quarter of 2004, and in 2004, we repaid some of the historical cash advances from 9Webzen. Net cash provided by operating activities was RMB57.7 million (US$7.0 million) in 2003 compared to RMB3.4 million in 2002 because we collected payments for MU playing time on behalf of 9Webzen in 2003.

9Webzen. The following table sets forth the summary of 9Webzen’s cash flows for the periods indicated:

	For the Period from October 2, 2003 (Date of Incorporation) to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
	RMB	RMB	RMB	US$ (unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	—	105,411	(9,398)	(1,135)
Net cash provided by (used in) investing activities	—	(21,473)	(60,895)	(7,358)

	For the Period from October 2, 2003 (Date of Incorporation) to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
	RMB	RMB	RMB	US$ (unaudited)
	(in thousands)
Net cash provided by (used in) financing activities	4,138	(30,000)	13,445	1,625
Effect of foreign exchange rate changes on cash	—	0.2	(0.6)	(0.07)
Net increase (decrease) in cash and cash equivalents	4,138	53,938	(56,847)	(6,869)
Cash and cash equivalents at beginning of period	—	4,138	58,076	7,017
Cash and cash equivalents at end of period	4,138	58,076	1,229	148

9Webzen financed its operations primarily through sales of MU playing time. As of December 31, 2004, 9Webzen had RMB1.2 million (US$0.1 million) in cash and cash equivalents. Net cash used in operating activities was RMB9.4 million (US$1.1 million) in 2004, as compared to net cash in the amount of RMB105.4 million provided by operating activities in 2003, because 9Webzen collected less advances for MU playing time in 2004. Net cash provided by 9Webzen’s operating activities was RMB105.4 million in 2003 due to the commercialization of MU in China in February 2003. Net cash used in investing activities was RMB21.5 million in 2003 due to the purchase of servers and other equipment necessary for the MU operation.

As of December 31, 2004, approximately RMB12 million of the net assets of 9Webzen Shanghai were subject to the regulatory restrictions on transfer to 9Webzen as cash dividends. See “Risk Factors – Risks Related to Our Company – Our operations in China are subject to restrictions on paying dividends or making other payments.”

Capital Expenditures

The9’s Capital Expenditures. The9 made capital expenditures of RMB0.5 million, RMB1.1 million and RMB6.0 million (US$0.7 million) in 2002, 2003 and 2004, respectively. The capital expenditures in the past principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. The9’s capital expenditures in 2005 primarily consist of funding for testing and commercial launch of WoW, Mystina Online, JJW and other games and purchases of additional computer software, servers and other equipment in connection with the commercial launch of these games. However, if The9 licenses new games or enter into strategic joint ventures or acquisitions, it may require additional funds. If The9 determines that it needs to raise additional capital in the future, it may seek to sell additional equity or borrow funds. The sale of additional equity would result in dilution to holders of The9’s ADSs and ordinary shares.

9Webzen’s Capital Expenditures. 9Webzen made capital expenditures of RMB27.9 million, RMB55.9 million and RMB11.8 million (US$1.4 million) in 2002, 2003 and 2004, respectively. 9Webzen’s capital expenditures in the past principally consisted of purchases of servers, computers, computer software, and other items related to the MU operation. 9Webzen expects its capital expenditures in 2005 to primarily consist of purchase of additional information technology-related equipment in connection with operating MU in China. 9Webzen believes that its current cash and cash equivalents and cash flow from operations will be sufficient to meet its anticipated cash needs, including its cash needs for working capital and capital expenditures for at least the next 12 months.

C. Research and Development

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. We intend to further expand our internal game development capabilities and license new games that are attractive to Chinese users. 9Webzen’s research and development efforts are primarily focused on the localization of MU and its upgraded versions for the China market, and the maintenance of the website located at www.muchina.com.

D. Trend Information

Other than as disclosed elsewhere in this annual report, neither we nor 9Webzen is aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2002 to December 31, 2004 that are reasonably likely to have a material effect on our or 9Webzen’s net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

Neither we nor 9Webzen has any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. Neither we nor 9Webzen engages in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

The9’s Leasing Obligations. We have entered into leasing arrangements related to office premises. The following table sets forth our commitments under operating leases as of December 31, 2004:

	Payment Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$)
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	667,457	629,446	38,011	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	—	—	—	—	—

Total	667,457	629,446	38,011	—	—

9Webzen’s Leasing Obligations. 9Webzen has entered into leasing arrangements related to office premises. The following table sets forth 9Webzen’s commitments under operating leases as of December 31, 2004:

	Payment Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$)
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	297,811	297,811	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	—	—	—	—	—

Total	297,811	297,811	—	—	—

Other Contractual Obligations. In addition to the leasing obligations set forth above, we have following long-term contractual obligations.

Payments to Webzen. Under the MU license agreement, 9Webzen is required to pay Webzen royalties equal to 20% of after-tax sales revenue derived from operating MU in China. Such royalty payment is required to be made on a monthly basis on the 15th day following the last day of each month and, in case of a delay in payment, 9Webzen will be subject to a penalty of 0.3% per day of the total amount due. In addition, 9Webzen has agreed to meet a minimum guarantee amount of sales revenue of US$1.4 million per quarter.

Payments to VUG. Under the WoW license agreement, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004 and the first year minimum royalty guarantee of US$13.0 million in 2005. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the term of the license agreement. As security for each advance payment, C9I is obligated to procure a standby letter of credit prior to each relevant period.

Payments to the Developer of Mystina Online. Under the Mystina Online license agreement, we have agreed to pay US$0.5 million within 30 days after the monthly average peak concurrent users of the game reach 50,000. In addition, we have agreed to pay royalties equal to 21% of the face value of the prepaid cards and prepaid online points actually sold by us.

Payments to the Developer of Granado Espada. Under the Granado Espada license agreement, we have agreed to pay Hanbitsoft and IMC Games a US$2.0 million license fee, including non-refundable amounts of US$300,000 and US$700,000 payable within 45 days upon signing of the license agreement and within 45 days after the beta test version is launched in China, respectively. The first US$300,000 was paid in December 2004. The remaining US$1.0 million is payable in two equal installments, the first of which is due within 45 days of the commercial launch in China and the second of which is due when and if the monthly average concurrent users for the game reach 100,000. In addition to the license fees, we have agreed to pay royalties in the amount of 21% of the face value of game cards and online points sold and for other revenue generated from the game, subject to a right to renegotiate the royalty rate in the event of certain circumstances. Furthermore, we have also agreed to pay certain non-refundable and non-recoupable minimum guarantee amounts regardless of the revenue of the Granado Espada game. Specifically, the royalties payable by us shall not be less than US$1.4 million, US$1.4 million and US$1.2 million for each of the three consecutive 12-month periods, respectively, following the commercial launch.

Payments to Beijing Wanwei. We have acquired a 40% stake in Beijing Wanwei. Pursuant to the agreement with Beijing Wanwei, we have also obtained an option to acquire the remaining stake in Beijing Wanwei during the period from October 1, 2005 to October 1, 2006. Our consideration for the remaining stake in Beijing Wanwei will be determined based on its net profit for the relevant period, which is uncertain as of the date of this annual report.

Payments to the Developer of ZhiZun. Under the ZhiZun license agreement, we have agreed to pay the licensor an initial license fee shortly after the date of the agreement, additional license fees if the ZhiZun game achieves certain milestones, as well as royalties based on the used game playing time and the game-related accessories actually sold by us.

G. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short-term money market accounts and certificates of deposit. We have not used any derivative financial instruments in our investment portfolio or for cash management purposes. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that RMB will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in an appreciation of RMB against the U.S. dollar. Any significant revaluation of RMB may adversely affect our cash flows and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

In addition, we entered into a currency swap agreement in connection with our investment in Object Software in April 2004, pursuant to which Object Software may require us to swap approximately RMB14.9 million it received from us as part of consideration to U.S. dollars. On November 9, 2004, we and Object Software entered a new agreement which supersedes the April agreement in its entirety. Under the new agreement, we have agreed to swap a portion of RMB14.9 million to US$0.5 million at the fixed rate of RMB8.25 to US$1.00 on November 10, 2004 and Object Software shall be entitled to elect by no later than November 28, 2005 to swap the remaining portion of the RMB amount and additional RMB7.2 million to U.S. dollars at the average of the daily US$ to RMB exchange rate quoted by the People’s Bank of China during the period commencing from July 31, 2005 and ending on the 90th day thereafter.

Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See “Risk Factors – Risks Related to Doing Business in China – Restrictions on currency exchange currently limit our ability to receive and use our revenues effectively.”

H. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or the FASB, issued its final standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), Share-Based Payment (“SFAS No.123R”), that requires companies to expense the value of employee stock options and similar awards. This statement supersedes APB No. 25. Under SFAS No.123R, share-based payments will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS No.123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS No.123R, we could select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No.123R be charged to expense without any change in measurement; (2) a variation of the modified prospective method, where in addition to (1), it allows restatement for prior interim periods using its prior SFAS No.123R pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS No.123R.

We will adopt SFAS No.123R beginning January 1, 2006 and select the modified prospective transitional method. Upon adoption, we will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(l). New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R.

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS No.151”). SFAS No.151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of SFAS No.151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No.151 to have a material impact on the Company’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, Exchanges of Non-

monetary Assets, an amendment of APB Opinion No. 29 (“SFAS No.153”). SFAS No.153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No.153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No.153 to have a material impact on our financial position or results of operation.

In March 2004, the Emerging Issue Task Force, or the EITF, reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. We do not believe the adoption of the recognition and measurement requirements of EITF No. 03-01 will have a material effect on our financial position or results of operations.

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No.02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. We do not believe the adoption of EITF No. 02-14 will have a material effect on our financial position or results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-1 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on our financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of June 29, 2005 and the principal positions with The9 Limited held by them are as follows:

Directors, Director Nominees and Executive Officers	Age	Position/Title
Jun Zhu(1)	39	Chairman of the Board and Chief Executive Officer
Jie Qin	33	Director, Senior Vice President and Chief Strategy Officer
Stephen C. K. Law(2)	43	Director
Ying Han(1)(2)	50	Director
Chao Y. Wang(1)(2)	40	Director
Hannah Lee	31	Vice President and Chief Financial Officer
Tao Sun	30	Vice President and Chief Technology Officer
Xudong He	33	Vice President and Chief Operating Officer
Jun Yao	35	Vice President

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.

Each of our officers will hold office until such officer’s successor is elected and duly qualified, or until such officer’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “— Board Practices — Terms of Directors.”

Biographical Information

Jun Zhu is one of the co-founders of our company. He has served as the Chairman of our board of directors and Chief Executive Officer since our inception. Prior to founding The9, Mr. Zhu co-founded Flagholder New Technology Co. Ltd., an information technology company based in China, in 1997 and served as its director from 1997 to 1999. From 1993 to 1997, Mr. Zhu worked at QJ (U.S.A.) Investment, Ltd., a trading company in the United States. Mr. Zhu attended an undergraduate program at Shanghai Jiao Tong University.

Jie Qin is one of the co-founders of our company. Mr. Qin has served as a director of our company since December 2004. Mr. Qin has served as our Senior Vice President and Chief Strategy Officer since March 2004. Prior to that, he had served at a number of positions at our company, including as the chief operating officer. Prior to founding The9, Mr. Qin co-founded Flagholder New Technology Co. in 1997 and served as its director from 1997 to 1999. From 1995 to 1997, Mr. Qin was an engineer of Inventec (Shanghai) Electronics Technology Co. Ltd. Mr. Qin received his Bachelor’s degree from Shanghai Jiao Tong University.

Stephen Cheuk Kin Law has served as a member of our board of directors since February 2004. In July 2000, Mr. Law joined the Morningside group, an international investment group of companies that manage and, in some cases, fund investments in a wide range of businesses and projects in established and emerging industries in Asia Pacific, North America and Europe. He is currently Director, Finance & Corporate Development, of Morningside Technologies Inc. and is also the Chief Financial Officer of Media Partners International Holdings Inc., a company listed in the Growth Enterprise Market of the Hong Kong Stock Exchange. From 1995 to July 2000, Mr. Law worked in different positions with Wheelock and Wharf Groups, where he gained extensive internet, media and corporate finance experience. Prior to working for Wheelock, Mr. Law had served as regional financial controller for a number of international corporations. Mr. Law has also served on the board of several companies, including Media Partners International Group Ltd., BatesAsia Hong Kong

Limited and Communication Central Group. Mr. Law is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants, and a registered practicing Certified Public Accountant in Hong Kong. He holds a Bachelor’s degree from the University of Birmingham, United Kingdom and an MBA degree from the University of Hull, United Kingdom. The business address for Mr. Law is 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

Ying Han has served as a member of our board of directors since December 2004. Since June 1998, Ms. Han has been the Chief Financial Officer and Executive Vice President of AsiaInfo Holdings, Inc., or AsiaInfo, a leading provider of high-quality software and network solutions in China. From 1989 to June 1998, Ms. Han worked in different positions at Hewlett Packard (China), including as Chief Controller and Business Development Director, Finance Manager and Business Administration Manager of Service Organization. Ms. Han presently serves on the board of directors of several different subsidiaries of AsiaInfo. She received her Bachelor’s degree in Western Accounting from Xia Men University in 1985. Ms. Han’s business address is 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, PRC.

Chao Y. Wang has served as a member of our board of directors since December 2004. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in Greater China. Before founding ChinaEquity in 1999, Mr. Wang had spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he headed Morgan Stanley’s Beijing operation for three years. Mr. Wang presently serves on the board of directors of several companies including Rising Tech Co., Longshine Info. Futong Tech Co., ChinaCast Information Co., Ltd. and ChinaEagle Holding Co. Mr. Wang has won several venture capital awards in China, serves as an advisor to several government funds and organizations and is a member of the Board of Governors and the Secretary General of China Venture Capital Association. Mr. Wang holds a Bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University. Mr. Wang’s business address is Suite 516, West Tower, China World Trade Center, No. 1 Jianguomenwai Ave., Beijing 100004, PRC.

Hannah Lee has served as our Vice President and Chief Financial Officer since January 2004. Prior to joining us, she was a manager of audit and risk advisory services in KPMG, Shanghai from January 2003 to January 2004. From 1998 to 2002, Ms. Lee worked at PricewaterhouseCoopers Canada, including as a manager of audit and business assurance services. Ms. Lee is a member of the Institute of Chartered Accountants in Canada and a CPA in Illinois, USA. Ms. Lee received her Bachelor’s degree with honors from the University of British Columbia, Canada.

Tao Sun has served as our Vice President and Chief Technology Officer since January 2001. He was our Director of Technology from May 2000 to December 2000. Prior to joining us, Mr. Sun worked at IBM Shanghai Software Department as an information technology specialist from 1998 to 2000. Mr. Sun received his Bachelor’s degree from Fudan University.

Xudong He has served as our Vice President and Chief Operating Officer since March 2004. He was our Vice President and Financial Controller from 2000 to 2001 and Vice

President and acting Chief Operating Officer from January 2002 to February 2004. Prior to joining us, Mr. He held a number of positions at PricewaterhouseCoopers in China, including senior consultant and auditor from 1995 to 2000. Mr. He received his Bachelor’s degree from Fudan University and MBA degree from Shanghai Jiao Tong University. Mr. He is a member of China Institute of Certified Public Accountants.

Jun Yao has served as our Vice President in charge of business development since 2000. Prior to joining us, he was a business development manager at Eachnet.com from January 2000 to June 2000. From 1998 to 1999, Mr. Yao was a manager in the business technology and consulting department of Pudong Software Development Company. Prior to that, he had worked at the Shanghai Municipal Government and Pudong New District Government from 1992 to 1998. Mr. Yao received his Bachelor’s degree from Zhejiang University.

B. Compensation of Directors and Executive Officers

In 2004, the aggregate cash compensation to our executive officers was approximately RMB3.8 million (US$0.5 million). We agreed to pay RMB18,697 (US$2,259) cash compensation to our non-executive directors for their services in 2004. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

2004 Stock Option Plan

Our board of directors has adopted a 2004 stock option plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. We have reserved 1,345,430 ordinary shares under our 2004 option plan, 1,114,739 which are outstanding. We made the following option grants under our 2004 stock option plan.

	Ordinary Shares Underlying Options Granted	Exercise Price	Date of Grant	Date of Expiration
Ying Han	14,300	17.00	December 15, 2004	December 15, 2009
Stephen Law	14,300	17.00	December 15, 2004	December 15, 2009
Hannah Lee	134,543	17.00	December 15, 2004	December 15, 2009
Chao Y. Wang	14,300	17.00	December 15, 2004	December 15, 2009
Jun Yao	67,272	17.00	December 15, 2004	December 15, 2009
Other individuals	870,024	17.00	December 15, 2004	December 15, 2009

The following paragraphs describe the other principal terms of our 2004 stock option plan.

Termination of Options. Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration. Our stock option plan is administered by our board of directors or an option administrative committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting Schedule. In general, options granted under our stock option plan vest over a four-year period following a specified vesting commencement date. Twenty-five percent of the options granted vest at the end of each year beginning from the first anniversary of the vesting commencement date, subject to the optionee continuing to be a service provider on each vesting date.

Option Agreement. Options granted under our stock option plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board. In addition, the option agreement also provides that options granted under our stock option plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Option Exercise. The term of options granted under our stock option plan may not exceed five years from the date of grant. The consideration to be paid for our shares upon exercise of an option or purchase of shares underlying the option will be determined by the plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plan, or any combination of the foregoing methods of payment.

Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised awards will terminate unless, in either case, the awards are assumed by the successor corporation or its parent.

Termination of Plan. Unless terminated earlier, our stock option plan will expire in 2009. Our board of directors has the authority to amend, alter, suspend or terminate our stock option plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plan.

C. Board Practices

In 2004, our directors met in person or passed resolutions by unanimous written consent 12 times. Every director attended all the meetings of our board and its committees on which he or she served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Stephan Law, Ying Han, Chao Y. Wang and Jie Qin. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Audit Committee. We have had an audit committee since December 2004. Our audit committee consists of Ms. Ying Han and Messrs. Stephen Law and Chao Y. Wang, all of whom satisfy the “financial expert” requirements of the Nasdaq corporate governance rules. In addition, Ms. Han and Mr. Wang satisfy the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. We have had a compensation committee since December 2004. Our compensation committee consists of Ms. Ying Han and Messrs. Chao Y. Wang and Jun Zhu. Ms. Han and Mr. Wang satisfy the “independence” requirements of the NASDAQ Corporate Governance Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation for our five most senior executives;

•	reviewing the compensation of our other employees and recommending any proposed changes to the management;

•	reviewing and approving director and officer indemnification and insurance matters;

•	reviewing and approving any employee loans in an amount equal to or greater than US$60,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Our board of directors are divided into three classes with different terms, each of which expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Jie Qin is a class I director who holds office until the earlier of July 31, 2005 or the date by which we are required under applicable law or the Nasdaq corporate governance rules to appoint three independent directors, Ying Han and Chao Y. Wang are class II directors who hold office until the date of the annual general meeting of shareholders in 2006, and Jun Zhu and Stephan Law are class III directors who hold office until the date of the annual general meeting of shareholders in 2007.

Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term.

Pursuant to the natural expiration of the directorial terms, elections for directors would be held each year on the date of the annual general meeting of shareholders. We may remove a director from office by ordinary resolution.

Voting Agreement

On November 26, 2004, Incsight Limited and Bosma Limited, our two largest shareholders, entered into a voting agreement with respect to the election of our board of directors. Both parties have agreed to vote their respective shares to ensure that our board of directors consists of: (i) one director designated by Incsight, so long as it holds 5% or more of our total outstanding shares, which initially shall be Jun Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of our total outstanding shares, which initially shall be Stephen Law; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, our company or any of our shareholders; and (iv) Jie Qin, for a term beginning from December 15, 2004 until July 31, 2005 or such earlier date by which we are required to appoint an additional independent director. Upon expiration of Jie Qin’s term as director, Incsight and Bosma will elect one additional individual who is not affiliated with either of them, our company or any of our shareholders. Both parties agreed to vote to ensure that none of the directors elected pursuant to the voting agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued shares of our company. The voting agreement shall continue until both parties mutually agree in writing to terminate it.

D. Employees

As of December 31, 2004, we had 569 employees, including 147 in management and administration, 228 in our customer service center, 74 in sales and marketing, and 120 in product development including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2004, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned After the IPO in December 2004
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu(3)	6,597,333	28.35%
Jie Qin(4)	736,736	3.17%
Tao Sun(5)	307,500	1.32%
Xudong He(6)	184,750	0.79%
All Directors and Senior Executive Officers as a Group(7)	7,826,319	33.63%
Principal shareholders:
Bosma Limited(8)	6,597,333	28.35%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.
(2)	Percentage of beneficial ownership is based on 23,275,000 ordinary shares outstanding as of December 31, 2004, excluding shares underlying outstanding options as of that date.
(3)	Includes 6,597,333 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu. The business address for Mr. Zhu is 30/F CITIC Square, No. 1168 Nanjing Road (W), Shanghai 200041, PRC.
(4)	Includes 736,736 ordinary shares held by Air Tech Ventures Limited, a British Virgin Islands company 100% owned by Mr. Jie Qin. Mr. Qin is Ms. Jing Fei Zhou’s husband. Magic Health Limited, a British Virgin Islands company wholly owned by Ms. Jing Fei Zhou, owns 655,736 ordinary shares of our company. The business address for Mr. Qin is 30/F CITIC Square, No. 1168 Nanjing Road (W), Shanghai 200041, PRC.
(5)	Includes 307,500 ordinary shares held by Mr. Sun. The business address for Mr. Sun is 30/F CITIC Square, No. 1168 Nanjing Road (W), Shanghai 200041, PRC.
(6)	Includes 184,750 ordinary shares held by Mr. He. The business address for Mr. He is 30/F CITIC Square, No. 1168 Nanjing Road (W), Shanghai 200041, PRC.
(7)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Jun Zhu, Jie Qin, Tao Sun and Xudong He, and exclude shares underlying options held by our directors and officers.
(8)	Includes 697,333 ordinary shares held by Bosma. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Arrangements with Affiliated Chinese Entities

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of entities involved in the Internet content provision, Internet culture operation and Internet publishing businesses in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT under which Shanghai IT, The9 China and 9Webzen Shanghai jointly operate the MU game in China and share the revenues from MU.

Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China; Shanghai IT is owned by Jun Zhu, our Chief Executive Officer and shareholder, and Jie Qin, our Senior Vice President and shareholder. Shanghai Advertisement holds the requisite license for conducting the advertising business in China; Shanghai Advertising is owned by Shanghai IT and Xudong He, our Vice President and Chief Operating Officer.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT, Shanghai Advertisement and their respective shareholders, we are able to direct and control the operation and management of Shanghai IT and Shanghai Advertisement. We believe that the individual shareholders of Shanghai IT and Shanghai Advertisement will not receive material personal benefits from these agreements except as shareholders of The9 Limited.

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Fangda Partners, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Master Agreement. The9 China, 9Webzen and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 China acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of the domain name www.muchina.com and Internet content provider. The parties share the revenues generated by MU in China pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to the amounts being RMB10 per average concurrent user per month, but in any case no more than 5.5% of net revenue; (ii) The9 China is entitled to 5% of the net revenue; and (iii) 9Webzen is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 China.

Domain Name License Agreement. We granted Shanghai IT the right to use the domain name www.the9.com for its hosting of the9 City and its provision of Internet content in China for a lump-sum license fee of US$300. The term of such license is from January 2001 to January 2010, and may be automatically extended pursuant to the agreement.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related business, including the provision of systematic solutions to the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays quarterly service fees to us based on their actual operating results. We are the exclusive provider of these services to Shanghai IT.

Shareholder Voting Proxy Agreements. Each of the shareholders of Shanghai IT has entered into a Shareholder Voting Rights Proxy Agreement with us, under which each shareholder of Shanghai IT irrevocably grants us the power to exercise all voting rights to which he is entitled as a shareholder of Shanghai IT. We have also entered into a similar agreement with the individual shareholder of Shanghai Advertisement.

Call Option Agreements. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent permitted by the then-effective Chinese laws and regulations. The consideration for such acquisition will be the minimum amount permitted by applicable Chinese law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Shanghai IT without our prior written consent. We and the only individual shareholder of Shanghai Advertisement have entered into a similar call option agreement.

Loan Agreements. From 2002 to May 2005, we loaned a total of RMB23.0 million to Jun Zhu and Jie Qin, the shareholders of Shanghai IT, solely for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan shall become immediately due and payable when we send a written notice to the borrowers requesting repayment.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Rights Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach. A similar equity pledge agreement was also entered into by and between us and the individual shareholder of Shanghai Advertisement.

Convertible Loan Agreements

On October 7, 2002, we entered into convertible loan agreements with Jun Zhu and Bosma Limited, pursuant to which each of them agreed to loan us aggregate amounts of US$750,000 and US$2,250,000, respectively, each at an interest rate of 8% per annum. Pursuant to these loan agreements and the amendments thereto, we drew US$333,333 and US$1,000,000 from Jun Zhu and Bosma, respectively. We paid the entire outstanding principal amount of the outstanding loans plus all interest accrued thereon in December 2004.

Transactions with China Interactive

In July 2003, we and China Interactive formed C9I to acquire an exclusive license from VUG to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. We currently hold a 68.9% ownership interest in C9I. When C9I was established in July 2003, we and China Interactive owned 54% and 46% of C9I, respectively. Our share ownership in C9I increased to 68.9% in January 2005 when China Interactive transferred a 14.9% interest in C9I to us at the per share price equal to the aggregate invested amount per share paid by China Interactive for the transferred shares. Such transfer was made in connection with our grant of a demand loan in the aggregate principal amount of US$4.6 million to China Interactive.

In April 2005, concurrently with our execution of a loan agreement to grant China Interactive a US$6.0 million, interest-bearing loan, China Interactive granted an option to us to purchase all of C9I’s shares held by China Interactive at the total purchase price equal to the principal amount of the loan plus the interest accrued thereon. We may exercise the option, in whole or in part, only if China Interactive fails to repay the loan and interest accrued thereon in full on the maturity date of the loan or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. The loan matures one year from the date on which the loan was made. China Interactive has pledged all of its C9I shares to us to secure the due and timely performance of its obligations under the loan agreement.

Stock Option Grants

Please refer to Item 6. “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Dividend Policy

Since our inception in 1999, we have not declared or paid any dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

We rely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current Chinese laws, regulations and accounting standards, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies. Our affiliated entities in China are also required to transfer between 5% to 10% of their after-tax profits to the statutory public welfare reserve. In addition, at the discretion of their respective board of directors, our subsidiaries and affiliated entities in China may allocate a portion of their respective after-tax profits to their enterprise expansion funds, staff welfare and bonus funds and discretionary surplus reserve. Staff welfare and bonus reserve funds may not be distributed to equity owners except in the event of liquidation.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq National Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.”

For the year ended December 31, 2004, the trading price ranged from US$21.00 to US$24.10 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the last quarter in 2004 and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly Highs and Lows
Fourth Quarter 2004	24.10	21.00
First Quarter 2005	22.80	16.85
Monthly Highs and Lows
December 2004	24.10	21.00
January 2005	22.50	17.27
February 2005	22.80	18.12
March 2005	14.06	16.85
April 2005	14.55	18.62
May 2005	23.20	18.30

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq National Market since December 15, 2004 under the symbol “NCTY.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-120810) originally filed with the SEC on November 26, 2004, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on December 9, 2004.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

Investors are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” applies to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes.

•	a citizen or resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Dividends paid in RMB will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income upon receipt of the dividend and the amount that you receive when you actually exchange the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources.

With respect to individual taxpayers for taxable years before January 1, 2009 such dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will generally be eligible for a maximum of 15% of any capital gain recognized before January 11, 2009. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

Passive Foreign Investment Company

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we are not a passive foreign investment company for United Sates federal income tax purposes for the taxable year ended December 31, 2004. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company in future taxable years.

If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq and if the ADSs remain listed on Nasdaq and are “regularly traded” (within the meaning of the applicable treasury regulations), the mark-to-market election would be available to you if you hold ADSs, were we to be or become a passive foreign investment company.

If you hold ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

Non-U.S. Holders

If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.

You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate United States person and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate United States person and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400,

Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations, except as disclosed in the following paragraphs.

Internal Controls

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to, beginning with the fiscal year ending December 31, 2006, include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective, and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In addition, our independent auditors, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co., or PricewaterhouseCoopers, is required to issue a written attestation as to the effectiveness of our internal controls over financial reporting.

In an effort to comply with the Section 404 requirements by the effective date for compliance, we are working on scoping and preliminary evaluation and performing the system and process documentation, testing, and if necessary, remediation. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements under Section 404.

In the course of PricewaterhouseCooper’s audit, our independent auditors have identified a number of reportable conditions, some of which constitute material weaknesses. A reportable condition is a matter that represents significant deficiencies in the design or operation of internal control that could adversely affect our ability to record, process, summarize and report financial data consistent with our management’s assertions in our financial statements; a material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material, in relation to the financial statements may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. Some of these material weaknesses are summarized below. We have identified areas of internal control that may need improvement. Specifically our auditors noted that we had material weaknesses or reportable conditions that would require us to: (1) enhance our internal control environment, including enhancing our group procedures relating to reporting requirements and corporate governance and more clearly defining and updating our internal control and accounting procedures and policies, (2) recruit additional personnel with relevant accounting and tax expertise, (3) further formalizing an enterprise risk management system, and (4) establish an internal audit function. Our auditors provided additional suggestions for the further enhancement of our internal accounting processes for our asset, revenue, payroll and investment functions. The material weaknesses and significant deficiencies that were discovered did not relate to any fraudulent acts.

Following our receipt of this report, we consulted with our audit committee and undertook or are undertaking remedial measures to make improvements as soon as practicable. Our board of directors and the audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the detailed evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future; should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed, and have engaged professional consultants to assist us in performing the evaluation and designing steps for necessary remediation.

Changes in Internal Controls

Aside from the changes related to the material weaknesses described above, there were no significant changes in our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees – Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2002	2003	2004
Audit fees(1)	Nil	Nil	RMB1,986,360	US$	240,000
Audit-related fees(2)	Nil	Nil	RMB6,290,140	US$	760,000

(1)	“Audit fees” means the aggregate fees billed in 2004 for professional services rendered by our principal auditors for the audit of our financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in 2004 for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of services relating to our initial public offering in 2004 and issue of comfort letter and rendering of listing advice and other audit-related services in 2004.

We engaged PricewaterhouseCoopers in 2004. Accordingly, there were no fees billed to us by PricewaterhouseCoopers prior to 2004. In addition to the fees as indicated in the table above, PricewaterhouseCoopers also provided audit and other professional services to 9Webzen, our affiliated entity. Total service fees billed to 9Webzen related to these professional services in 2004 amounted to US$80,000.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of The9 Limited and its subsidiaries and the consolidated financial statements of 9Webzen Limited and its subsidiary are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.1	Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.1	Form of The9 Limited Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-120810) on November 26, 2004.

Exhibit Number	Document
4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 China (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 China and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 China, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 China, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 China and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.11	License Agreement, dated September 10, 2002, between Webzen Inc. and 9Webzen Limited (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	Exclusive Sub-license Agreement, dated January 29, 2003, between 9Webzen Limited and 9Webzen(Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13	Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Universal Games Inc. and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Translation of Junnet Exclusive (General) Fee Collecting Agent Agreement, dated July 2004, between 9Webzen Shanghai and Junnet Group (incorporated by reference to Exhibit 4.17 from our Registration Statement on Form F-1 (file no.333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.18	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Information Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.19	Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.20	Shareholders’ Agreement, dated April 16, 2004, by and among The9 Limited, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.21	Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22	Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.23	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.24	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

8.1	Subsidiaries of The9 Limited (incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

11.1*	Amended Code of Business Conduct and Ethics of The9 Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document
15.1*	Consent of Maples and Calder

15.2*	Consent of Fangda Partners

*	filed with the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED

By	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: June 30, 2005

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF THE9 LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

February 17, 2005

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
					(unaudited, Note 3)
Revenues:
Online game and virtual community services		1,303,502	673,917	357,085	43,144
Game operating support, website solutions and advertisement	16	1,947,673	13,335,903	24,699,918	2,984,343
Short message services		—	—	11,110,703	1,342,440
Other revenues		29,242	3,258,409	467,485	56,508

		3,280,417	17,268,229	36,635,391	4,426,435
Sales taxes		(192,263)	(882,936)	(1,912,870)	(231,121)

Net revenues		3,088,154	16,385,293	34,722,521	4,195,314

Cost of services		(3,729,910)	(6,491,726)	(9,138,206)	(1,104,114)

Gross profit		(641,756)	9,893,567	25,584,315	3,091,200

Operating expenses:
Product development		(9,726,980)	(2,810,108)	(9,027,559)	(1,090,747)
Sales and marketing		(2,830,737)	(3,779,945)	(9,226,786)	(1,114,817)
General and administrative		(6,132,907)	(9,340,539)	(17,092,563)	(2,065,192)
Share-based compensation*	14	(380,000)	—	—	—

Total operating expenses		(19,070,624)	(15,930,592)	(35,346,908)	(4,270,756)

Loss from operations		(19,712,380)	(6,037,025)	(9,762,593)	(1,179,556)
Interest income (expenses), net		(906,790)	(1,380,556)	81,244	9,816
Other income (expense), net	5	(172,756)	165,063	15,791,652	1,908,011

Income (loss) before income tax benefit (expense) and equity in profit (loss) of affiliated company		(20,791,926)	(7,252,518)	6,110,303	738,271
Income tax benefit (expense)	9	(338,728)	5,850,071	(5,073,476)	(612,998)

Income (loss) before equity in profit of affiliated companies and minority interest		(21,130,654)	(1,402,447)	1,036,827	125,273
Equity in profit (loss) of affiliated companies, net of taxes	6	(5,210,565)	49,877,081	16,571,293	2,002,210
Minority interests	15	—	—	6,871,215	830,208

Net income		(26,341,219)	48,474,634	24,479,335	2,957,691

Accretion to Series A Preference Shares	17	(2,351,206)	(2,534,139)	(3,327,633)	(402,058)
Amounts allocated to Series A Preference Shares	17	—	(14,241,553)	(9,104,948)	(1,100,096)

Net income (loss) attributable to common shareholders		(28,692,425)	31,698,942	12,046,754	1,455,537

Other comprehensive loss:
Translation adjustments		(4,393)	(133,433)	124,370	15,027

Comprehensive income (loss)		(26,345,612)	48,341,201	24,603,705	2,972,718

Earnings (loss) per share	17
- Basic		(2.91)	3.21	1.17	0.14

- Diluted		(2.91)	1.94	0.87	0.11

Weighted average shares outstanding	17
- Basic		9,867,000	9,867,000	10,276,070	10,276,070

- Diluted		9,867,000	17,195,750	14,528,103	14,528,103

*	Share-based compensation presented is a component of general and administrative cost.

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

	Note		December 31, 2003	December 31, 2004	December 31, 2004
			RMB	RMB	US$
					(unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents			62,765,605	793,405,288	95,862,416
Accounts receivable			—	16,686,079	2,016,079
Due from related parties	16		24,970,375	4,883,135	590,000
Advances to suppliers	16		1,447,250	15,591,310	1,883,805
Prepayments and other current assets			4,248,855	16,022,357	1,935,886
Deferred tax assets, current	9		1,564,801	—	—
Dividend receivable	16		—	8,442,030	1,020,000

Total current assets			94,996,886	855,030,199	103,308,186

Investment in affiliated companies	6		48,974,089	88,338,021	10,673,355
Property, equipment and software	7		5,616,032	8,082,280	976,534
Intangible assets	8		—	33,293,989	4,022,714
Long-term deposits			1,629,175	314,466	37,994
Loan receivable from a related party	16		—	38,386,260	4,637,982
Deferred tax assets, non-current	9		4,581,974	3,150,000	380,596

Total assets			155,798,156	1,026,595,215	124,037,361

LIABILITIES
Current liabilities:
Accounts payable			46,900	2,272,194	274,536
Due to related parties	16		110,443,355	124,251,127	15,012,521
Income tax payable			713,461	607,560	73,408
Other taxes payable			1,428,920	1,299,680	157,032
Advances from customers			—	1,488,478	179,844
Deferred revenue			—	2,222,284	268,505
Convertible loans	11,16		19,726,595	—	—
Other payables and accruals			1,850,997	15,640,310	1,889,725
Deferred tax liability, current	9		—	1,483,291	179,217

Total current liabilities			134,210,228	149,264,924	18,034,788

Minority interests	15		—	12,165,055	1,469,831
Series A Preference Shares (US$0.01 par value; 8,008,000 shares authorized, issued and outstanding as of December 31, 2003)	10		34,241,909	—	—
Commitments and contingencies	19		—	—	—
Shareholders’ equity (deficit)
Common shares (US$0.01 par value; 8,450,000 shares authorized and 3,450,000 issued and outstanding as of December 31,2003; 100,000,000 shares authorized and 24,186,250 shares issued and outstanding as of December 31, 2004)			816,919	2,001,781	241,863
Additional paid-in capital			438,717	855,797,000	103,400,834
Statutory reserves	2	(o)	—	54,172	6,545
Accumulated other comprehensive loss			(138,987)	(14,617)	(1,766)
Returned earnings/(Accumulated deficit)			(13,770,630)	7,326,900	885,266

Total shareholders’ equity (deficit)			(12,653,981)	865,165,236	104,532,742

Total liabilities and shareholders’ equity (deficit)			155,798,156	1,026,595,215	124,037,361

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Common shares (US$0.01 par value)			Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Note	Number of shares	Par value
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2001		9,867,000	816,919	58,717	—	(1,161)	(31,018,700)	(30,144,225)
Accretion for Series A Preference Shares		—	—	—	—	—	(2,351,206)	(2,351,206)
Share based compensation	14	—	—	380,000	—	—	—	380,000
Net loss		—	—	—	—	—	(26,341,219)	(26,341,219)
Cumulative translation adjustment		—	—	—	—	(4,393)	—	(4,393)

Balance as of December 31, 2002		9,867,000	816,919	438,717	—	(5,554)	(59,711,125)	(58,461,043)

Accretion for Series A Preference Shares		—	—	—	—	—	(2,534,139)	(2,534,139)
Net income		—	—	—	—	—	48,474,634	48,474,634
Cumulative translation adjustment		—	—	—	—	(133,433)	—	(133,433)

Balance as of December 31, 2003		9,867,000	816,919	438,717	—	(138,987)	(13,770,630)	(12,653,981)

Accretion for Series A Preference Shares		—	—	—	—	—	(3,327,633)	(3,327,633)
Waiver of October 2001 Loans interest		—	—	1,727,359	—	—	—	1,727,359
Net income		—	—	—	—	—	24,479,335	24,479,335
Conversion of Series A Preference Shares into Common Shares		8,008,000	662,782	45,182,854	—	—	—	45,845,636

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Common shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares	6,311,250	522,080	802,816,821	—	—	—	803,338,901
Options granted to 9Webwen’s employees (note 14)	—	—	5,631,249	—	—	—	5,631,249
Appropriations to statutory reserves	—	—	—	54,172	—	(54,172)	—
Cumulative translation adjustment	—	—	—	—	124,370	—	124,370

Balance as of December 31, 2004	24,186,250	2,001,781	855,797,000	54,172	(14,617)	7,326,900	865,165,236

Balance as of December 31, 2004 (US$, unaudited, Note 3)	24,186,250	241,863	103,400,834	6,545	(1,766)	885,266	104,532,742

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004	2004
	RMB	RMB	RMB	US$
				(unaudited, Note 3)
Cash flows from operating activities:
Net income (loss)	(26,341,219)	48,474,634	24,479,335	2,957,691
Adjustments for:
Deferred taxes	119,470	(6,118,567)	4,480,066	541,300
Depreciation and amortization of property, equipment and software	3,864,756	3,444,233	3,358,376	405,772
Amortization of upfront licensing fee	—	—	168,794	20,394
Equity in profit of affiliated company, net of dividend received	5,210,565	(49,877,081)	(8,128,447)	(982,111)
Minority interests	—	—	(6,871,215)	(830,208)
Interest expense on convertible loans	986,531	1,700,931	661,970	79,982
Non-cash share-based compensation	380,000	—	—	—
Change in accounts receivable	(52,924)	74,090	(16,686,079)	(2,016,079)
Change in advances to suppliers	(1,634,458)	344,208	855,940	103,418
Change in prepayments and other current assets	(633,838)	(2,274,015)	(11,773,502)	(1,422,522)
Change in deferred service costs	20,060	4,736	—	—
Change in long-term deposits	(23,598)	(755,172)	1,314,709	158,848
Change in accounts payable	—	46,900	2,286,373	276,250
Change in due to related parties, net	23,662,365	61,799,817	33,895,012	4,095,332
Change in income tax payable	202,118	249,724	(105,901)	(12,795)
Change in other taxes payable	278,496	955,265	(129,239)	(15,616)
Change in advances from customers	(774,178)	(2,279)	1,488,478	179,844
Change in deferred revenue	(382,089)	(90,216)	2,222,284	268,505
Change in other payables and accruals	(1,490,782)	(266,200)	3,559,637	430,090

Net cash provided by operating activities	3,391,275	57,711,008	35,076,591	4,238,095

Cash flows from investing activities:
Cash paid for investment in affiliated companies	(4,307,573)	—	(34,045,553)	(4,113,521)
Purchase of property, equipment and software	(1,521,319)	(1,967,457)	(20,365,224)	(2,460,608)
Purchase of intangible assets	—	—	(33,462,782)	(4,043,108)
Loan receivable due from a related party	—	—	(38,386,260)	(4,637,982)

Net cash used in investing activities	(5,828,892)	(1,967,457)	(126,259,819)	(15,255,219)

Cash flows from financing activities:
Decrease in restricted time deposits	8,276,800	—	—	—
Proceeds from initial public offering, net of issuance costs	—	—	813,046,497	98,235,545
Proceeds from convertible loans	6,898,453	4,137,185	-—	—
Repayment of short-term bank loans	(7,680,000)	—	—	—
Repayment for convertible loans	—	(2,345,062)	(10,384,226)	(1,254,664)
Repayment of capital lease obligations	(1,155,126)	(264,677)	—	—
Capital contribution received from minority shareholder	—	—	19,036,270	2,300,039

Net cash provided by financing activities	6,340,127	1,527,446	821,698,541	99,280,920

Effect of foreign exchange rate changes on cash	(4,393)	(133,433)	124,370	15,027

Net increase in cash and cash equivalents	3,898,117	57,137,564	730,639,683	88,278,823
Cash and cash equivalents, beginning of year	1,729,924	5,628,041	62,765,605	7,583,593

Cash and cash equivalents, end of year	5,628,041	62,765,605	793,405,288	95,862,416

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	17,140	18,772	105,901	12,795
Cash paid during the year for interest expense	46,109	46,379	1,693,901	204,664
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	850,655	—	459,400	55,507
Finance lease obligation for property, equipment and software	264,677	—	—	—
Conversion of October 2001 loans	—	—	8,276,500	1,000,000
Waiver of October 2001 loans interest	—	—	1,727,359	208,706
Conversion of preference shares to common shares	—	—	45,845,636	5,539,254
Supplemental disclosure of non-cash financing activities:
Accrual for IPO related expense	—	—	10,229,676	1,235,991

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in Cayman Islands, its subsidiaries and certain variable interest entities (“VIE subsidiaries”) as follows:

Name of entity	Date of incorporation	Relationship	Interest held
			Direct	Indirect
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January 2000	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	May 2000	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October 2003	Subsidiary	—	54%
Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”)	September 2000	VIE subsidiary	None	(Note 2b)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Advertisement”)	September 2001	VIE subsidiary	None	(Note 2b)

The Company changed its name from GameNow.net Limited to The9 Limited effective February 9, 2004.

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).

Beginning October 2002, the Group, through its investment in an affiliated company, 9Webzen Limited (“9Webzen Hong Kong”) (Note 5), is principally engaged in the development and operation of an online game, “MU”, a massively multiplayer role-playing game that allows multiple players to play at the same time and interact with each other. The Group provides game operating support services and the necessary licenses to the affiliated company as related to the operation of MU. The Group’s return for its investment in 9Webzen Hong Kong will generally be in the form of cash dividends when 9Webzen Hong Kong generates profits.

Beginning January 2004, The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“ 9Webzen Shanghai”, a subsidiary of 9Webzen Hong Kong) have entered into a master agreement in connection with operating MU in the PRC and provides online game services to customers jointly. Under the agreement, The9 Computer acts as

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

the technical service provider of Pass9, which is the membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in The PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC pursuant to the following revenue-sharing provisions set forth in the agreement: which are (i) Shanghai IT is entitled to RMB10 per user per month, but in any case no more than 5.5% of net revenue; (ii) The9 Company is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. Prior to 2004, the Group provided substantially the same game operating support services to 9Webzen Shanghai for service fees.

2. PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could differ from these estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. In December 2003, the FABS issued a revised version of Interpretation No.46 in an effort to clarify the application of that Interpretation (collectively “FIN 46”). The Group adopted FIN 46 for all the years presented. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Shanghai IT is a variable interest entity owned by the Company’s executive officers and shareholders. The Company does not have any ownership interest in Shanghai IT. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

online games, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. Pursuant to various agreements entered into between the Company and Shanghai IT (Note 4), the Company generally has economic control of Shanghai IT and is considered the primary beneficiary of Shanghai IT. Accordingly, the results of Shanghai IT are consolidated in the financial statements of the Company.

The Company accounts for investments which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, under the equity method of accounting (Note 6).

c. Foreign currency translation

The Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not the functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity (deficit) on the consolidated financial statements.

d. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. Included in cash and cash equivalents as of December 31, 2003 and 2004 are amounts denominated in US Dollars totalling US$317 and US$93,589,769 (approximately RMB2,624 and RMB774,595,723), respectively.

e. Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Lesser of the respective term of the leases or the estimated useful lives of the leasehold improvements
Computer and equipment	3 to 5 years
Software	5 years
Office furniture and fixtures	3 years
Motor vehicles	5 years

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

f. Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized in any of the years presented.

g. Revenue recognition

Online game and virtual community services

The Group earns revenue from the sales of its prepaid game cards and prepaid online points for its online game products to the distributors which in turn sell them to end customers. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customer’s online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers, when the end customers are no longer entitled to access the Group’s online game product, or when the likelihood that it would provide further online game service to those customers is remote.

Game operating support, website solutions and advertisement

Beginning in January 2004, the Group entered into a master agreement with 9Webzen Shanghai to share the revenue generated by the operation of MU (Note 1). Pursuant to the master agreement, the Group recognized its portion of revenue from sales of MU prepaid cards and online points initially as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers, when the end customers are no longer entitled to access the 9Webzen Group’s online game products, or when the likelihood that it would provide further online game service to those customers is remote. Prior to 2004, the Group provided game operating support services to 9Webzen Shanghai in connection with the operation of MU for service fees from 9Webzen Shanghai. These revenues were recognized when delivery of the services has been rendered and the collection of the related fees is reasonably assured.

Other game operating support, website solutions and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, staff training, maintenance and website advertisements, to other customers. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

During the year ended December 31, 2004, the Group entered into certain contractual arrangements with Junnet Group, the Group’s principal distributor, to provide promotional services. The arrangements for promotional services and the arrangements for MU prepaid cards are considered in aggregate for accounting purposes. The amounts receives from Junnet Group for promotional services are deferred and recognized as revenue based on the usage by the end customers in the same manner as recognition of MU revenue. For the year ended December 31, 2004, the Group recognized RMB4,231,630 as revenue related to these promotional services.

Short messaging services revenue

The Group contracts with various subsidiaries and affiliates of China Mobile Communication Corporation and China United Telecommunications Corporation (collectively “the Mobile Operators”) for the transmission of wireless short messaging services (“SMS”). Revenue is recognized in the period in which services are performed, provided that no significant company obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated. The Group measures its revenues based on the total gross amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For these billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, the Mobile Operators charge the Group a network usage fee based on a fixed per message fee multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issues Task Force (“EITF”) No.99-19, “Reporting Revenue Gross as a Principle verses Net as an Agent” and has concluded that reporting the gross amounts billed to its customers is appropriate as the group is the primary obligor to the users with respect to the SMS.

Other revenues

Revenues generated from the Group’s other product offerings are included in other revenues and are generally related to sales of certain online game related software and accessories. Revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Sales tax

The Group is subject to business tax at a rate of 5% and related surcharges on revenues earned for online game, game operating support, website solution and advertisement services provided in the PRC. Business tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the statement of operations and comprehensive income deducted from gross receipts to arrive at net revenues.

h. Advances from customers, deferred revenue and deferred costs

Online points which have been sold but not activated are recognized as advances from customers. Online points which have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers, when the end customers are no longer entitled to access the Group’s online game products, or when the likelihood that it would provide further online game service to those customers is remote. Direct service costs related to deferred revenue and advances from customers are also deferred. The deferred service costs are recognized in the statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.

i. Cost of services

Cost of services consists primarily of payroll, depreciation, maintenance and rental of operation places, computer equipment and software, production costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game and virtual community services, and game operating support and website solutions and advertisement.

j. Product development

The Group recognizes software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”). As such, the Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No.98-1. “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and EIFT No. 00-02, “Accounting for Website Development Costs”, where applicable. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Product development costs consist primarily of payroll, depreciation charge and other overhead expenses for the development of online games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

k. Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB446,486, RMB617,929 and RMB1,436,630 for the years ended December 31, 2002, 2003 and 2004, respectively, were expensed as incurred.

l. Share-based compensation

The Company accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

The company accounts for share-based compensation arrangement with non-employees in accordance with SFAS No.123. Under SFAS No.123, share-based compensation expense is recognized based on the fair value of the option on the date of grant over the vesting period.

If the compensation cost for the Company’s share-based compensation plan with its employees had been determined based on the estimated fair value on the grant dates for the share option awards as prescribed by SFAS No.123, the Company’s net income/(loss) attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts for the year ended December 31, 2002, 2003 and 2004 as disclosed below:

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(unaudited, Note 3)
Net income/(loss) attributable to ordinary shareholders as reported	(28,692,425)	31,698,942	12,046,754	1,455,537
Add: share-based compensation expense under APB No. 25	—	—	—	—
Less: share-based compensation expense under SFAS No. 123	(758,457)	—	(12,017,741)	(1,452,032)

Pro forma net income/(loss) attributable to ordinary shareholders	(29,450,882)	31,698,942	29,013	3,505

Basic earnings/(loss) per share
—As reported	(2.91)	3.21	1.17	0.14

—Pro forma	(2.99)	3.21	0.003	0.0004

Diluted earnings/(loss) per share
—As reported	(2.91)	1.94	0.87	0.11

—Pro forma	(2.99)	1.94	0.002	0.0002

The fair value of the share option was measured on the respective grant dates based on the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2002		For the year ended December 31, 2003	For the year ended December 31, 2004
Risk-free interest rate		2.65%	N/A		2.67%
Expected life (years)		2	N/A		4
Expected dividend yield		—	N/A		—
Volatility		50%	N/A		56%
Fair value of options at grant date	US$	2.80	N/A	US$	7.76

The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share.

m. Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

n. Taxation

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

o. Statutory reserves

In accordance with the regulations in the PRC and the respective articles of association, The9 Computer (as a foreign invested enterprise) and the VIE subsidiaries (as domestic companies incorporated in the PRC) are required to make an appropriation of retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded beginning in the first period in which after tax profits exceed all prior years, accumulated losses. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capitals of the respective companies. The VIE subsidiaries are also required to transfer between 5% to 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations, to the statutory public welfare reserve.

In addition, at the discretion of the respective boards of directors: (1) The9 Computer may allocate a portion of its after-tax profit to the enterprise expansion fund or staff welfare and bonus reserve, and (2) the above VIE subsidiaries may allocate a portion of their respective after-tax profits to discretionary surplus reserve. The use of staff welfare and bonus reserve is restricted to employees’ welfare benefits and is not available for distribution to equity owners except in liquidation. Appropriations to the staff welfare and bonus reserve are charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.

In the years ended December 31, 2002 and 2003, no appropriations had been made to the above statutory reserves because none of the above companies had profits computed in accordance with the PRC accounting standards and regulations. In the year end December 31, 2004, RMB54,172 reserve fund has been made for The9 Computer.

p. Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

under FABS Statement No.128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 10) were participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalents shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preference shares and convertible loans (using the if-converted method).

However, common shares equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

q. Segment reporting

The Group conducts its business within one industry segment – the business of developing and operating online games and related services. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

r. Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer and the VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(o)). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividend to the Company.

Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans, or dividends to the parent as a result of the aforesaid PRC regulations and the Company’s organizational structure were RMB 3.1 million and RMB13.7 million, or 24.5% and 1.6% of total consolidated net assets, as of December 31, 2003 and 2004, respectively. Additionally, the Group’s share of net assets of 9Webzen Shanghai not distributable in the form of dividends to their shareholders as a result of the PRC regulations were approximately RMB 6.0 million, 6.2% and 5.4% of total consolidated net assets, as of December 31, 2003 and 2004. However, the Group’s PRC subsidiaries, VIE subsidiaries or 9Webzen Shanghai may transfer such net assets to the Company or its shareholders by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent. The Company has not currently entered into any such arrangements with the PRC subsidiaries or VIE subsidiaries.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

3. CONVENIENCE TRANSLATION

The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB8.2765, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2004. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of two variable interest entities, Shanghai IT and its subsidiary, Shanghai Advertisement. Shanghai Advertisement’s operations, which generally relate to website advertisement, have been limited since incorporation. Shanghai IT holds an Internet Content Provider license and other licenses for online game provision and collect revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. The registered capital of Shanghai IT was RMB 10,000,000 as of December 31, 2004.

The Group conducts its business principally through The9 Computer, a subsidiary in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, The9 Computer, being a wholly foreign owned entity, is dependent on the licenses held by Shanghai IT to conduct its online games business in the PRC. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses as set forth below.

9Webzen Hong Kong, the Group’s affiliated company, through 9Webzen Shanghai, operates an online game in China. 9Webzen Hong Kong is incorporated in Hong Kong and is considered a foreign entity under the PRC laws. Accordingly, 9Webzen Hong Kong is subject to the same restrictions on foreign ownership as related to the provision of online games. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites as set forth below.

Pursuant to various agreements entered into between certain companies in the Group and Shanghai IT, the Group has exclusive rights to benefit from their licenses and approvals and generally has control of Shanghai IT. In March 2004, The9 Computer restructured its agreements to further enhance its control over Shanghai IT. Details of certain key agreements with Shanghai IT are as follows:

Master Agreement. The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB 10 per user per month but in any case no more than 5.5% of the net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Domain Name License Agreement. The Company granted Shanghai IT the right to use a domain name for its operation and provision of Internet content in China for a license fee of RMB10,000 per year.

Exclusive Technical Service Agreement. The9 Computer provides Shanghai IT with technical services for the operation of computer software and related business, including the provision of systematic solutions to the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays quarterly service fees to The9 Computer. The9 Computer is the exclusive provider of these services.

Shareholder Voting Rights Proxy Agreements. The shareholders of Shanghai IT entered into a Shareholder Voting Rights Proxy Agreement, under which each shareholder irrevocably granted The9 Computer the power to exercise all voting rights to which they were entitled as shareholders of Shanghai IT.

Call Option Agreements. The9 Computer entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at The9 Computer’s sole discretion, The9 Computer and/or any third parties designated will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the minimum amount as permitted by PRC law. Under this agreement, the shareholders of Shanghai IT have also agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Shanghai IT without The9 Computer’s prior written consent.

Loan Agreement. During the years presented, The9 Computer loaned a total of RMB10 million to two of the shareholders of Shanghai IT, solely for the purpose of capitalizing Shanghai IT. Such loans would become due immediately when The9 Computer issues a written notice to the borrowers requiring repayment.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Equity Pledge Agreements. To secure the full performance of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Rights Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favour of The9 Computer under an equity pledge agreement. In the event of a breach of any term in the above agreements by either shareholders of Shanghai IT, The9 Computer will be entitled to enforce its pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

5. OTHER INCOME

During the year ended December 31, 2004, the Group sold its proprietary integrated membership management and payment system, Pass9, to two third-party companies for US$1,800,000 (RMB14,897,700). As of December 31, 2004, Pass9 has been delivered to the buyers, the buyers have accepted such delivery and the Group does not have any future obligations with regards to the aforementioned sale of Pass9 beyond December 31, 2004.

6. INVESTMENT IN AFFILIATED COMPANIES

The Group, through GameNow Hong Kong, and Webzen Inc., a Korean based company, entered into a joint venture agreement in September 2002 (the “JV Agreement”) and established 9Webzen Hong Kong. The Group and Webzen Inc. owns 51% and 49% economic interest of 9Webzen Hong Kong, respectively. Webzen Inc. holds 49% ownership interest and has substantial rights under the JV Agreement to effectively participate in significant decisions that are expected to be made in the ordinary course of 9Webzen Hong Kong’s business operations. In particular, certain operational decisions, including decisions regarding annual budget, important contracts and compensation of senior management, of 9Webzen Hong Kong and 9Webzen Shanghai require unanimous board approval or affirmative approval of two-thirds of the board of directors. According to the JV Agreement, the Group appoints three of the five board of directors while Webzen Inc. appoints the remaining two of the board of directors. In accordance with EITF No.96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, the Company accounts for its 51% interest in 9Webzen Hong Kong under the equity method of accounting, as prescribed in APB Opinion No.18, “the Equity Method of Accounting for Investment in common stock,” as the minority shareholder have substantive participating rights that provide the minority shareholder the ability to block significant decisions proposed by the majority shareholder.

9Webzen Hong Kong established a wholly-owned subsidiary, 9Webzen Limited (Shanghai) (“9Webzen Shanghai”) in Shanghai in January 2003. Both 9Webzen Hong Kong and 9Webzen Shanghai are principally engaged in the development and operation of the online game, MU, a massively multiplayer online role-playing game that allows multiple players to play at the same time and interact with each other. MU was developed by Webzen Inc., and 9Webzen Hong Kong has an exclusive license from Webzen Inc. to operate MU in the PRC. .MU is operated in the PRC through 9Webzen Shanghai and was launched commercially in February 2003.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Summarized consolidated balance sheet information of 9Webzen Hong Kong is as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Current assets	225,558,358	136,255,196	16,462,900
Non-current assets	63,581,102	47,488,289	5,737,726
Current liabilities	193,112,079	73,349,016	8,862,322
Shareholders’ equity	96,027,381	110,394,469	13,338,304

Summarized consolidated statement of operations information of 9Webzen Hong Kong is as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Net revenues	—	230,475,884	166,298,935	20,092,906
Gross profit	—	135,905,980	77,798,456	9,399,922
Net income (loss)	(10,216,794)	97,798,198	41,844,003	5,055,761

In May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. 9Webzen Shanghai’s qualification as a Software Enterprise is subject to the annual inspection for the company’s fulfilment of the qualifications, which includes having a certain level of qualifying revenues. This classification, subject to annual inspection, entitles 9Webzen Shanghai to enjoy Enterprises Income tax (“EIT”) exemption for 2003 and 2004, and 50% reduction in applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai had passed annual inspection for 2003. 9Webzen Shanghai did not provide for EIT for the year ended December 31, 2004 as the company’s directors consider that 9Webzen Shanghai will continue to fulfil the requirements in the annual inspection. Total tax savings to 9Webzen Shanghai from the EIT exemption amounted to approximately RMB20,868,000 and RMB12,613,000 for the years end December 31, 2003 and 2004, respectively. This tax saving contributed an additional approximately RMB10,643,000 and RMB6,433,000 to the Group’s equity in profit of affiliated company, net of taxes. Since this tax benefit will only be granted upon fulfilment of certain qualifications on an annual basis, there is no guarantee that 9Webzen Shanghai will continue to hold its Software Enterprise status and enjoy such tax benefits in future years.

On April 16, 2004, the Group invested US$4.0 million (RMB33.1 million), US$1 million to shareholders of Object Software for existing share and US$3 million to Object Software for issuance of new shares, for a 20% stake in Object Software Limited (“Object Software”), an established game developer in China. The Group also has the

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

right to effectively participate in significant decisions that are expected to be made in the ordinary course of business of Object Software. As a result of the investment in Object Software, the Group have significant influence on but not control over Object Software’s operations. Therefore, the investment in Object Software is accounted under the equity method of accounting.

Summarized consolidated balance sheet information of Object Software is as follows:

	December 31, 2004	December 31, 2004
	RMB	US$
		(Unaudited, Note 3)
Current assets	22,697,002	2,742,343
Non-current assets	2,905,780	351,088
Current liabilities	11,256,586	1,360,066
Shareholders’ equity	14,346,196	1,733,365

Summarized consolidated statement of operations information of Object Software is as follows:

	For the period from April 16, 2004 to December 31, 2004	For the period from April 16, 2004 to December 31, 2004
	RMB	US$
		(Unaudited, Note 3)
Net revenues	1,154,853	139,534
Gross loss	(9,999,510)	(1,208,181)
Net loss	(10,048,879)	(1,214,146)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

As the consideration for the investment is in excess of the Group’s percentage ownership of the fair value of Object Software’s net assets on the acquisition date, the excess represents the goodwill. The initial purchase price of US$4 million and direct cost related to the acquisition was allocated as follows:

	RMB	US$
		(unaudited, Note 3)
Fair value of net tangible assets acquired	(2,462,197)	(297,493)
Goodwill	36,508,153	4,411,062

Purchase price	34,045,956	4,113,569

The Group records its investment in 9Webzen Hong Kong and Object Software on the balance sheet as “Investment in affiliated companies” and its share of 9Webzen Hong Kong and Object Software’s profit or loss as “Equity in profit (loss) of affiliated companies” on the statement of operations and comprehensive income.

7. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Leasehold improvements	1,899,555	3,130,842	378,281
Computer and equipment	12,296,961	14,946,593	1,805,907
Software	1,495,154	2,127,371	257,038
Office furniture and fixtures	1,473,541	2,146,613	259,362
Motor vehicles	513,977	1,152,393	139,237
Less: accumulated depreciation and amortization	(12,063,156)	(15,421,532)	(1,863,291)

Net book value	5,616,032	8,082,280	976,534

Depreciation and amortization charges for the years ended December 31, 2002, 2003, and 2004 amounted to RMB3,864,756, RMB3,444,233 and RMB3,358,376, respectively.

8. INTANGIBLE ASSETS

Upfront licensing fees paid to related party licensors are recognized as intangible assets and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. Amortization of upfront licensing fees commences upon the launch of the related online game. At each balance sheet date, the Group determines whether there is any indication of impairment. If any indications exist, impairment is assessed and the Group recognizes impairment in the event that the net book value exceeds the future undiscounted cash flows attributable to the intangible assets. No impairment of intangible assets was recognized for any of the years presented.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Upfront licensing fee	—	33,462,783	4,043,108
Less: accumulated amortization	—	(168,794)	(20,394)

Net book value	—	33,293,989	4,022,714

9. TAXATION

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiary in Hong Kong did not have assessable profits that were earned or derived from Hong Kong during the years ended December 31, 2002, 2003 and 2004. Therefore, no Hong Kong profit tax had been provided for in the years presented.

China

The Group’s subsidiary and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s subsidiary and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33%. However, the subsidiaries that are located in the Pudong New District of Shanghai is subject to a 15% preferential EIT rate. There is no guarantee that the Group’s subsidiaries will continue to be entitled to the reduced EIT rate of 15% in the future.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Current income tax expense	(219,258)	(268,496)	(593,401)	(71,699)
Deferred taxation	(119,470)	6,118,567	(4,480,066)	(541,299)

Income tax benefit (expense)	(338,728)	5,850,071	(5,073,476)	(612,998)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004
Statutory EIT rate	33%	33%	33%
Effect of tax rate differential from statutory rate	(24)%	(21)%	467%
Reversal (recognition) of valuation allowance	(9)%	71%	—%
Other non-deductible expenses	(2)%	(2)%	559%

Effective EIT rate	(2)%	81%	1,059%

Significant	components of deferred tax assets/(liabilities)

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Temporary differences related to revenues and expenses	1,564,801	(1,483,291)	(179,217)

Total current deferred tax assets/(liabilities)	1,564,801	(1,483,291)	(179,217)
Less: Valuation allowance	—	—	—

Net current deferred tax assets/(liabilities)	1,564,801	(1,483,291)	(179,217)

Temporary differences related to depreciation and amortisation	4,581,974	3,150,000	380,596

Total non-current deferred tax asset	4,581,974	3,150,000	380,596
Less: Valuation allowance	—	—	—

Net non-current deferred tax asset	4,581,974	3,150,000	380,596

Total deferred tax assets	6,146,775	1,666,709	201,379

No valuation allowance was provided on the deferred tax assets as of December 31, 2003 and 2004 as management believed it was more likely than not that such deferred tax assets would be realized in the foreseeable future. However, if events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur.

10. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

Prior to the Company’s initial public offering (Note 12), the Company issued certain Convertible Redeemable Preference Shares as described below. Upon the completion of the Company’s initial public offering in December 2004, all preference shares were converted into ordinary shares.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

In April 2000, the Company entered into a Share Subscription Agreement and issued an aggregate of 4,433,000 Series A Preference Shares at a par value of US$0.01 (approximately RMB0.08) to an investor. The issuance price of the Series A Preference Shares was US$0.70 (approximately RMB5.79) per share and total consideration paid by the investor for the Series A Preference Shares was US$3.1 million (approximately RMB25.7 million).

In October 2001, the Company entered into Convertible Loan Agreements (“October 2001 Loans”) with two of its principal shareholders (Note 10). In January 2004, the October 2001 Loans were converted into 3,575,000 Series A Preference Shares, and the payment of accrued interest thereon was waived by the lenders.

The holders of Series A Preference Shares had various rights and preferences as follows:

Voting

The holders of Series A Preference Shares were entitled to exercise the number of votes on all matters submitted to a vote of the common shareholders equal to the number of common shares they would have been issued upon the conversion of the Series A Preference Shares.

Dividends

The holders of Series A Preference Shares were entitled to receive dividends, when and as declared, on an as-converted basis, of not less than that of the dividend per share to be declared, prior and in preference to the holders of common shares or any other securities of the Company.

Conversion

Each Series A Preference Share was convertible into common shares at the option of the holder at any time as determined by dividing US$0.70 (approximately RMB5.79) by the conversion price in effect at the time of conversion. The initial conversion price of US$0.70 (approximately RMB5.79) was subject to adjustment on a weighted average basis for the issuance of any securities of the Company at a subscription price less than the then-effective conversion price. The conversion price of the Series A Preference Shares was not adjusted as a result of the October 2001 and October 2002 Loans (Note 11) as the preference shareholders waived their rights to adjust the then-effective conversion price.

No beneficial conversion feature charge was recognized for the issuance of Series A Preference Shares, as the estimated fair value of the common shares was less than the conversion price on the date of issuance.

Redemption

The holders of a majority of the Series A Preference Shares had the right at any time from the date falling five years after the issuance and allotment to require the Company to redeem all (but not part) of the Series A Preference Shares within 30 days from the date a redemption notice is given to the Company.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The initial redemption price payable on each Series A Preference Share would be an amount equal to a total of: (1) the subscription price of Series A Preference Share; (2) the amount of any declared but unpaid dividends; and (3) a premium per Series A Preference Share at a rate of 8% yield per annum (annually compounded) for the period from the date of issuance and allotment up to and including the date on which the relevant Series A Preference Share is redeemed.

11. CONVERTIBLE LOANS

(a) In October 2001, the Company entered into Convertible Loan Agreements with two of its principal shareholders. The October 2001 Loan agreements provide for borrowings of up to US$1 million from these two principal shareholders in proportion to their respective equity interests in the Company and can be drawn down as and when necessary, subject to certain required approvals and conditions. The October 2001 Loan bore interest at a rate of 10% per annum.

The October 2001 Loans were required to be repaid upon demand by the lenders in writing. However, the lenders shall not demand repayment within the first three months after the effective date of the October 2001 Loan agreements.

The October 2001 Loans could have been converted up to a maximum of 3,575,000 Series A Preference Shares, depending on the amount drawn down, at the option of the lenders. No beneficial conversion feature charge was recognized for the issuance of October 2001 Loans as the estimated fair value of the common shares was less than the conversion price on the date of issuance.

The October 2001 Loans were fully drawn down in December 2001. For the years ended December 31, 2002 and 2003, interest on the October 2001 Loans amounted to RMB827,731 and RMB827,671, respectively.

In January 2004, the October 2001 Loans were converted into 3,575,000 Series A Preference Shares, and the payment of accrued interest thereon was waived by the lenders in accordance with the loan agreements. Upon the completion of the Company’s initial public offering in December 2004, all of the issued and outstanding Series A Preference Shares were converted into ordinary shares.

(b) In October 2002, the Company entered into Convertible Loan agreements (“October 2002 Loans”) with two of its principal shareholders (who were also the lenders of the October 2001 Loans). The October 2002 Loan agreements provide for borrowings of up to US$3 million and can be drawn down for certain specified purposes and with the remaining balances for working capital purposes. The October 2002 Loan bore interest at a rate of 8% per annum. The Company may, at any time, repay the October 2002 Loan without consent of the lenders.

The October 2002 Loan provided the lenders with an option to subscribe number of Series B Preference Shares as equivalent up to 37.5% of the total share capital of the Company at such time, depending on the amount drawn down, following the exercise of such option and issuance of Series B Preference Shares. Series B Preference Shares carry similar terms to the Series A Preference Shares (Note 9), except they do not carry redemption provisions and are subordinate in all respects to the Series A Preference Shares. No beneficial conversion feature charge was recognized for the issuance of the October 2002 Loans as the loans are only convertible into common shares if the Company decides not to repay the loan.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

As of December 31, 2003, the outstanding balance of the October 2002 Loan was US$1,050,000 (approximately RMB8,690,325). For the years ended December 31, 2002, 2003 and 2004, interest on the October 2002 Loan amounted to RMB158,800, RMB873,260 and RMB776,926, respectively.

Upon the completion of the Company’s initial public offering in December 2004, all the October 2002 Loans were repaid.

12. INITIAL PUBLIC OFFERING

On December 20, 2004, the Company completed an underwritten initial public offering of 6,075,000 American Depositary Shares (ADSs), consisting of 5,400,000 ADSs offered by the Company and 675,000 ADSs offered by its selling shareholders, which was priced at US$17 per ADS. Each ADS represents one ordinary shares, and has par value of US$0.01 per share. Subsequent to the initial public offering and on December 29, 2004, the Company held the closing for the over-allotment option in connection with its initial public offering. At this closing, an additional 911,250 ADSs were offered by the Company. Total proceeds, net of direct offering expenses, of RMB804.8 million were received by the Company as a result of the initial public offering and subsequent over-allotment.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

13.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB1,027,270, RMB795,505 and RMB2,018,988 for the years ended December 31, 2002, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

14. SHARE-BASED COMPENSATION

On December 25, 2000 and December 31, 2002, the shareholders entered into agreements that gave two of the Company’s executive officers and a third party rights to purchase existing ordinary shares at a price of US$0.70 (approximately RMB5.79) and US$5.03 (approximately RMB41.7) per share, respectively (collectively the “Share Purchase Options”) from the shareholders. Pursuant to the 2000 and 2002 agreements, the executive officers could purchase up to 429,000 and 286,000 ordinary shares, respectively, and the third party 286,000 and 143,000 respectively. There were no definite terms as to when these Share Purchase Options expire. In December 2004, 222,750 and 67,500 shares were exercised by the executive officers and the third party, respectively.

On December 15, 2004, in connection with its IPO, the Company adopted a share option plan that provides for the issuance of up to 1,345,430 ordinary shares in effect for a term of 5 years unless sooner terminated by shareholders and Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company, its subsidiaries and affiliated company to take up share options to subscribe for shares. On December 15, 2004, the Company granted options to its employees and employees of 9Webzen Shanghai that may be converted to 1,114,739 ordinary shares at the exercise price of US$17.00 per share, the market price on the date of grant.. Those options can be exercised no later then November 25, 2009. For the options granted on December 15, 2004, 252,945 options vest immediately and the remaining options vest over the periods ranging from 2 to 4 years.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The following table summarizes the Company’s share option activity with its employees:

For the year ended December 31, 2004
Outstanding at beginning of year	—
Granted	761,530
Exercised	—
Forfeited	—

Outstanding at end of year	761,530

Vested at end of year*	177,870

*	As of December 31, 2004, none of the share purchase options granted in 2004 were exercisable as the stock option plan is subject to a 180-day lock-up period following the effective date, which was December 14, 2004, of a registration statement filed under the Securities Act.

Options Granted to non-employees

Employees of affiliates accounted for under the equity method are not considered employees of the Company for purposes of determining share-based compensation. The options granted to employees of 9Webzen Shanghai are accounted for in accordance with EITF No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee” (“EITF No. 00-12”). The9 recognized 100% of the share-based compensation based on the estimated fair value of the options granted to 9Webzen Shanghai’s employees on the date of grant over the vesting period. The share-based compensation, including the portion of the cost incurred that benefited the 49% joint venture investor as its effective capital contribution did not result in any increase in its percentage of ownership, is recognized through its equity in earnings of 9Webzen.

The following table summarizes the Company’s share option activities with its non-employees as follows:

For the year ended December 31, 2004
Outstanding at beginning of year	—
Granted	353,210
Exercised	—
Forfeited	—

Outstanding at end of year	353,210

Vested at end of year*	75,075

*	As of December 31, 2004, none of the share purchase options granted in 2004 were exercised as the stock option plan is subject to a 180-day lock-up period following the effective date, which was December 14, 2004, of a registration statement filed under the Securities Act.

No share-based compensation expense or deferred compensation was recognized for options granted to the Company’s employees under APB No. 25 as the exercise price equal the fair value of the shares on the date of grant.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The Company recognized share-based compensation expense for the options granted to 9Webzen Shanghai’s employees of RMB 5,631,249 (approximately US$680,390) for the year ended December 31, 2004 in accordance with EITF No. 00-12. Such expense has been included in Equity in Profit of Affiliated Companies.

On January 25, 2005, the employees of 9Webzen became employees of the Company. As a result of the change in the aforementioned grantee’s employment status, the accounting of the related stock options will be accounted for prospectively in accordance with APB 25 with a new measurement date. The compensation expense recognized prior to the date of change is not adjusted.

15. INVESTMENT IN CHINA THE9 INTERACTIVE LIMITED

In October 2003, the Company formed C9I in Hong Kong with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), a Singapore online game company, to operate World of Warcraft (“WoW”), a massively multiplayer online role-playing game. As of December 31, 2004, the online game has not yet been launched commercially. The Company invested US$2,700,000 (approximately RMB22,346,550) in cash for 54% of the equity interest in the joint venture. China Interactive invested US$2.3 million in cash (US$2 million contributed in February 2004, and US$0.3 million in April 2004) for a 46% interest in the joint venture. As the Company has a controlling financial interest in C9I, the Company has consolidated the results of the joint venture in March 2004. In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive in which GameNow Hong Kong would extend certain loans to China Interactive in exchange of additional interest of C9I (Note 16) and in December 2004, entered in certain share purchase agreement and loan agreement with China Interactive (Note16).

On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote WoW in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW.

Pursuant to the license agreement, C9I paid a non-refundable license fee of US$3.0 million upon execution of the license agreement. In addition, C9I shall pay royalties to Vivendi equal to 22% of the face value of prepaid cards and prepaid online points actually sold. C9I has agreed to pay recoupable advances against royalties in a total amount of approximately US$51.3 million. This US$51.3 million recoupable advances consists of quarterly amounts ranging from US$1.6 million to US$3.7 million over a four-year period commencing from the commercial launch and additional payment amounts totalling US$6.8 million linked to certain events, which has not yet occurred as of December 31, 2004, prior to the commercial launch of WoW in China. As security for each advance payment, C9I will procure a standby letter of credit or other suitable form of bank guarantee prior to each relevant period. In addition, C9I has agreed to commit no less than US$13 million for the marketing and promotion of WoW during the license term.

The license term commences on the date of the license agreement and expires on the fourth anniversary of the date of the commercial launch of the localized WoW.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

16. RELATED PARTY TRANSACTIONS AND BALANCES

During the years presented, the Company incurred borrowings from certain of its shareholders and their affiliates. Amounts due to the Company’s shareholders and their affiliates, except for convertible loans, are unsecured, interest-free and have no definite terms of repayments.

In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive, the minority shareholder of C9I. Pursuant to the term sheet:

•	GameNow Hong Kong extended a loan of US$600,000 (approximately RMB4,965,900) to China Interactive, active immediately upon the signing of the term sheet.

•	China Interactive will be required to transfer 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share, or approximately US$745,000 (approximately RMB6,165,993) in total.

•	GameNow Hong Kong will be required to lend a further US$4,000,000 upon completion of the transfer of 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong.

In December 2004, pursuant to the above-described term sheet:

•	GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$4,000,000 (approximately RMB33,106,000) had been extended to China Interactive.

•	GameNow Hong Kong entered into a share purchase agreement with China Interactive. Subject to the terms of this Agreement, China Interactive shall sell 14.9% shares of C9I to GameNow Hong Kong. The Consideration of 14.9% shares of C9I shall be US$745,000, which will be netted against interest or principal of the loans to China Interactive. As of December 31, 2004, the transfer of 14.9% shares of C9I has not been completed.

During the years presented, the Group entered into various transactions with its affiliated company, 9Webzen Hong Kong, as follows:

•	Prior to 2004, the Group collects fees related to sale of MU prepaid cards on behalf of 9Webzen Shanghai, through The9 Computer and Shanghai IT. The amounts due to 9Webzen Hong Kong and 9Webzen Shanghai are payable upon demand.

•	Due to the restrictions on foreign ownership on the provision of online games, 9Webzen Shanghai is dependent on licenses held by Shanghai IT to conduct its operation of MU in the PRC. The Group allows 9Webzen Shanghai to use certain licenses owned by the Shanghai IT to conduct its online game business in the PRC. Prior to 2004, pursuant to certain contractual arrangements with Shanghai IT, 9Webzen Shanghai paid Shanghai IT an annual fee of RMB10,000 for the use of its licences. Beginning January 2004, the Group has entered into contractual arrangement with 9Webzen Shanghai to share the revenue generated by MU in the PRC (Note 1), and no longer receives any annual fee from 9Webzen Shanghai for the use of the licenses of Shanghai IT.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

•	Prior to 2004, pursuant to an exclusive technical service agreement, 9Webzen Shanghai paid 5% of its revenues to The9 Computer for game operating support, including payment collection and processing, user membership and payment management, production of prepaid cards and other online game related technical support. Beginning January 2004, the Group has entered into contractual arrangement with 9Webzen Shanghai to share the revenues generated by MU in the PRC (Note 1), and no longer receives any fees from 9Webzen for the game operating support.

In the years ended December 31, 2002 and 2003, the Group purchased certain computers and equipment from Shanghai SMEC Development Corporation (“SMEC”) on behalf of 9Webzen Hong Kong and 9Webzen Shanghai. SMEC was partially owned by a shareholder of Shanghai IT. The then-owner disposed of his interest in SMEC in January 2004 to a party not related to the Group. Thereafter, the balance and transactions with SMEC are no longer treated as related party balances and transactions. However, as of December 31, 2004, the Company recognized RMB 15,000,000 (approximately US$ 1,812,360) as advances to suppliers in relation to an equipment purchase order which was made in 2004.

Significant outstanding amounts due from/to related parties as of December 31, 2003 and 2004 were as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due from 9Webzen Hong Kong and 9Webzen Shanghai	6,015,250	—	—
Amounts due from China Interactive (Singapore) Pte. Ltd.	—	4,883,135	590,000
Amounts due from SMEC	18,955,125	N/A	N/A

	24,970,375	4,883,135	590,000

Dividend receivable from 9Webzen Hong Kong	—	8,442,030	1,020,000
Loan receivable from China Interactive (Singapore) Pte. Ltd.	—	38,386,260	4,637,982

Amounts due from SMEC as of December 31, 2003 related to a purchase order which was subsequently cancelled. This receivable was recovered by the Group on March 10, 2004.

Dividend receivable related to dividend declared by 9Webzen Hong Kong on December 18, 2004. In 2004, GameNow Hong Kong received dividend of US$1,020,000 (RMB 8,442,030) from 9Webzen Hong Kong related for fiscal year 2003.

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due to the Company’s shareholders and their affiliates	12,507	—	—
Amounts due to 9Webzen Hong Kong and 9Webzen Shanghai	110,430,848	124,251,127	15,012,521

	110,443,355	124,251,127	15,012,521

Convertible loans, including accrued interest (Note 11)	19,726,595	—	—

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Significant related party transactions for the years ended December 31, 2002, 2003, and 2004 were as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Game operating support service fee income from 9Webzen Shanghai (included in “game operating support, website solutions and advertisement revenue”)	—	12,196,409	—	—
Promotional fee income from 9Webzen Shanghai (included in “other revenues”)	—	1,000,000	—	—
Fee income from 9Webzen Shanghai for use of licenses (included in “other revenues”) (Note 4)	—	10,000	—	—
Fee to 9Webzen Inc. for the rights to test MU (included in “product development”) (Note 2(j))	4,139,000	—	—	—
Interest expense on convertible loans (included in “interest income (expenses), net”) (Note 10)	986,531	1,700,931	661,970	79,982

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

17. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Numerator:
Net income	(26,341,219)	48,474,634	24,479,335	2,957,691

Accretion to Series A preference shares	(2,351,206)	(2,534,139)	(3,327,633)	(402,058)
Amounts allocated to Series A preference shares	—	(14,241,553)	(9,104,948)	(1,100,096)

Net income attributable to common shareholders	(28,692,425)	31,698,942	12,046,754	1,455,537
Effect of dilutive securities:
Interest on October 2001 Loans	—	827,671	-—	—
Interest on October 2002 Loans	—	873,260	661,970	79,982

Numerator for diluted earnings per share	(28,692,425)	33,399,873	12,708,724	1,535,519

Denominator:
Denominator for basic earnings per share – weighted-average shares outstanding	9,867,000	9,867,000	10,276,070	10,276,070

Dilutive effect of share options	—	—	498,283	498,283
Dilutive effect of October 2001 Loans	—	3,575,000	—	—
Dilutive effect of October 2002 Loans	—	3,753,750	3,753,750	3,753,750

Denominator for diluted earnings per share	9,867,000	17,195,750	14,528,103	14,528,103

Earnings (loss) per share
- Basic	(2.91)	3.21	1.17	0.14

- Diluted	(2.91)	1.94	0.87	0.11

Net income after deducting accretion of the preference shares has been allocated to the common shares and preference shares based on their respective rights to share in dividends.

Potentially dilutive securities include the Series A Preference Share, October 2001 Loans, October 2002 Loans, and share options. In 2003 and 2004, potentially dilutive securities not included in the computation of earnings per share because of its anti-dilutive effect were Series A Preference Shares.

18. CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and prepayments and other current assets. As of December 31, 2003 and 2004, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit quality.

In the year ended December 31, 2004, total revenue from Junnet Group, the Group’s principal distributor, of RMB4,231,600 for advertising services represented approximately 8.2% of total revenues. The Group did not receive any revenues from Junnet Group in the years ended December 31, 2002 and 2003.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

In the year ended December 31, 2003, total revenue from 9Webzen Shanghai of RMB 13,206,409 for online game operating support in connection with the operation of MU represented approximately 76% total revenue.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operation lease arrangements relating to the use of certain premises. Future minimum lease payments for non-cancellable operating leases as of December 31, 2004 are as follows:

	Total
	RMB	US$
		(Unaudited, Note 3)
Less than 1 year	5,209,609	629,446
Between 1 and 2 years	314,594	38,011

	5,524,203	667,457

Total rental expenses amounted to RMB3,315,330, RMB2,417,924 and RMB5,932,114 for the years ended December 31, 2002, 2003 and 2004, respectively.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Purchase of the online game

On December 1, 2004, The9 Computer entered into an online game development agreement with a PRC game developer (the “Developer”). According to the agreement, the Developer will develop an online game according to the requirements of The9 Computer. The development of this online game will be completed within the period from December 1, 2004 to November 30, 2005. Upon completion of this online game by November 30, 2005, The9 Computer shall pay consideration of US$900,000 to purchase all rights and interest of this online game. Additionally, after the commercial launch of this online game, the Developer will further share in the gross revenues generated from this online game based on percentages ranging from 7.5% to 11.25% depending on the number of monthly average online users. As of December 31, 2004, The9 Computer has paid RMB4,000,000 of advances to the Developer for the development of this online game. As the advance is refundable if the Developer is unable to complete the development of the game, such advance is recorded as a prepayment.

Contingencies

The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain same shareholders as the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, current ownership structures and the contractual arrangements with Shanghai IT and its equity owners as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

20. Recent accounting pronouncements

In December 2004, the FASB issued its final standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), Share-Based Payment (“SFAS No.123R”), that requires companies to expense the value of employee stock options and similar awards. This statement supersedes APB No. 25. Under SFAS No.123R, share-based payments will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS No.123R is effective for public companies for annual periods beginning after June 15,

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS No.123R, the Company could select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No.123R be charged to expense without any change in measurement; (2) a variation of the modified prospective method, where in addition to (1), it allow restatement for prior interim periods using its prior SFAS No.123R pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS No.123R.

The Company will adopt SFAS No.123R beginning January 1, 2006 and select the modified prospective transitional method. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(l). New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R.

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS No.151”). SFAS No.151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of SFAS No.151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No.151 to have a material impact on the Company’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29 (“SFAS No.153”). SFAS No.153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No.153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No.153 to have a material impact on the Company’s financial position or results of operation.

In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The Company does not believe the adoption of the recognition and measurement requirements of EITF No. 03-01 will have a material effect on the Company’s financial position or results of operations.

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means”

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(“EITF No.02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The Company does not believe the adoption of EITF No. 02-14 will have a material effect on the Company’s financial position or results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-1 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on the Company’s financial position or results of operations.

21. SUBSEQUENT EVENTS

a. Investment in Beijing Wanwei Sky Technology Co., Limited

In October 2004, Shanghai IT entered into a Capital Subscription Agreement with Beijing Wanwei Sky Technology Co., Ltd. (“Beijing Wanwei”), a start-up online game portal. Pursuant to the agreement, the company would acquire a 40% stake in Beijing Wanwei for a consideration of RMB2.4 million (US$289,978). In addition, Shanghai IT will obtain an option to acquire the remaining stake in Beijing Wanwei during the period from October 1, 2005 to October 1, 2006. The consideration for the remaining stake in Beijing Wanwei will be determined based on its net profit for the relevant period, which is uncertain as of the date of this report. The acquisition of the 40% stake in Beijing Wanwei was completed in January 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

b. Licensing of ZhiZun game

On January 31, 2005, The9 Shanghai entered into an agreement with Beijing Powerspace Technology Development Co., Ltd. (“Beijing Powerspace”), pursuant to which The9 has obtained an exclusive license from Beijing Powerspace to operate the ZhiZun game in mainland China. The ZhiZun game is a 3D martial arts massively multiplayer online role playing game (“MMORPG”). Under the agreement, The9 has agreed to pay Beijing Powerspace licensing fees amounted to RMB 8.0 million upon achievement of certain milestones of the ZhiZun game, as well as royalties based on the used game playing time and the game-related accessories sold by The9 Shanghai.

c. Shares in C9I and foundation of China The9 Interactive Shanghai Co. Ltd.(“C9I China)

Pursuant to the term sheet executed in March 2004 and in connection with GameNow Hong Kong granting a secured and interest-bearing demand loan in the aggregate principal amount of US$4.6 million to China Interactive (Note 16), China Interactive transferred its 14.9% interest in C9I to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share in January 2005.

In addition, in February 2005, China The9 Interactive (Shanghai) Ltd., a PRC wholly-owned subsidiary of C9I, was established to operate WoW in China.

22. EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT (unaudited)

a. Loan to China Interactive

In April, 2005, GameNow Hong Kong entered into a loan agreement with China Interactive, pursuant to which GameNow Hong Kong agreed to extend a loan to China Interactive in the principal amount of US$6 million (the “Loan”), upon the condition that China Interactive would grant an option to GameNow Hong Kong to purchase all the shares held by China Interactive in C9I representing 31.1% of C9I. GameNow Hong Kong may exercise the option, in whole or in part, only if China Interactive fails to repay the Loan and interest accrued thereon in full on the maturity date of the Loan or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. The Loan is interest-bearing and matures upon the first anniversary of the date (the “Repayment Date”) on which the Loan is made. GameNow Hong Kong has the right to demand immediate repayment of the Loan before the Repayment Date upon occurrence of certain events, including a change of control of China Interactive.

b. Commercial launch of World of Warcraft in China

After approximately a two-month open-beta testing period, World of Warcraft, a 3D MMORPG, operated by C9I Shanghai, was commercially launched in China in June 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF 9WEBZEN LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of 9Webzen Limited (the “Company”) and its subsidiary as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

February 17, 2005

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
					(unaudited, Note 3)
Revenues:
Online game services		—	243,928,114	174,467,798	21,079,901
Other revenues		—	2,056,643	629,790	76,094

		—	245,984,757	175,097,588	21,155,995

Sale taxes		—	(15,508,873)	(8,798,653)	(1,063,089)

Net Revenues		—	230,475,884	166,298,935	20,092,906
Cost of services	9	—	(94,569,904)	(88,500,479)	(10,692,984)

Gross profit		—	135,905,980	77,798,456	9,399,922

Operating expenses:
Product development		(4,740,140)	(5,018,026)	(7,730,101)	(933,982)
Sales and marketing		(2,599,246)	(22,075,354)	(18,623,899)	(2,250,214)
General and administrative		(2,877,201)	(12,346,101)	(13,945,689)	(1,684,974)
Share-based compensation*	2(m)	—	—	(5,631,249)	(680,390)

Total operating expenses		(10,216,587)	(39,439,481)	(45,930,938)	(5,549,560)

Income (loss) from operations		(10,216,587)	96,466,499	31,867,518	3,850,362
Interest income		—	67,946	526,096	63,565
Other income (expense), net	4	(207)	9,445	8,464,110	1,022,668

Income (loss) before income tax benefit		(10,216,794)	96,543,890	40,857,724	4,936,595
Income tax benefit	7	—	1,254,308	986,279	119,166

Net income (loss)		(10,216,794)	97,798,198	41,844,003	5,055,761

Other comprehensive loss:
Translation adjustment		—	(246)	(564)	(69)

Comprehensive income (loss)		(10,216,794)	97,797,952	41,843,439	5,055,692

*	Share-based compensation for the periods presented is a component of general and administrative cost.

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

	Note	December 31 2003	December 31 2004	December 31 2004
		RMB	RMB	US$
				(unaudited, Note 3)
ASSETS
Current assets:

Cash and cash equivalents		58,076,062	1,228,760	148,464
Restricted time deposits	5	30,000,000	—	—
Deferred royalties and other service costs		8,196,920	4,000,110	483,309
Accounts receivables		16,553,400	—	—
Advances to suppliers	9	304,571	169,290	20,454
Due from related parties	9	110,430,848	124,251,127	15,012,521
Prepayments and other current assets		1,996,557	6,605,909	798,152

Total current assets		225,558,358	136,255,196	16,462,900

Property, equipment and software	6	62,084,204	45,247,702	5,467,009
Long-term deposits		242,590	—	—
Deferred tax assets, non-current	7	1,254,308	2,240,587	270,717

Total assets		289,139,460	183,743,485	22,200,626

LIABILITIES
Current liabilities:
Accounts payable		7,944,453	7,548,356	912,023
Dividend payable	2(q),9	—	16,553,000	2,000,000
Due to related parties	9	15,164,786	8,738,974	1,055,878
Other taxes payable		989,225	984,265	118,923
Advances from customers		85,317,378	15,897,106	1,920,752
Deferred revenue		38,244,615	18,942,324	2,288,688
Notes payable to a related party	9	40,000,000	—	—
Other payables and accruals		5,451,622	4,684,991	566,058

Total current liabilities		193,112,079	73,349,016	8,862,322

Commitments and contingencies	11	—

Shareholders’ equity
Paid-in capital		8,446,223	8,446,223	1,020,507
Additional paid-in capital	2(m)	—	5,631,249	680,390
Statutory reserves	2(p)	2,905,000	2,905,000	350,994
Accumulated other comprehensive loss		(246)	(810)	(98)
Retained earning		84,676,404	93,412,807	11,286,511

Total shareholders’ equity		96,027,381	110,394,469	13,338,304

Total liabilities and shareholders’ equity		289,139,460	183,743,485	22,200,626

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2002	2003	2004	2004
	RMB	RMB	RMB	US$
				(unaudited, Note 3)
Cash flows from operating activities:
Net income (loss)	(10,216,794)	97,798,198	41,844,003	5,055,761
Adjustments for:
Deferred taxes	—	(1,254,308)	(986,279)	(119,166)
Non-cash share-based compensation			5,631,249	680,390
Depreciation and amortization of property, equipment and software	2,141,222	19,612,833	29,519,513	3,566,666
Increase in deferred royalties and other service costs	(770,772)	(7,426,148)	4,196,810	507,075
Increase in accounts receivables	—	(16,553,400)	16,553,400	2,000,048
Increase in advances to suppliers	—	(304,571)	135,281	16,345
Increase in amounts due from related parties, net	(26,214,992)	(80,985,318)	(20,246,091)	(2,446,214)
Increase in prepayments and other current assets	(298,000)	(1,698,557)	(4,609,352)	(556,920)
Increase in long-term deposits	—	(242,590)	242,590	29,311
Increase in accounts payable	603,972	1,217,729	7,815,456	944,295
Increase in other taxes payable	—	989,225	(4,960)	(599)
Increase in advances from customers	31,585,750	53,731,628	(69,420,272)	(8,387,636)
Increase in deferred revenue	—	38,244,615	(19,302,291)	(2,332,180)
Increase in other payables and accruals	3,169,614	2,282,008	(766,631)	(92,629)

Net cash provided by operating activities	—	105,411,344	(9,397,574)	(1,135,453)

Cash flows from investing activities:
Purchase of property, equipment and software	—	(21,473,479)	(60,894,564)	(7,357,526)

Net cash used in investing activities	—	(21,473,479)	(60,894,564)	(7,357,526)

Cash flows from financing activities:
Increase in restricted time deposits	—	(30,000,000)	30,000,000	3,624,721
Payment of common share dividend	—	—	(16,554,600)	(2,000,193)
Cash received from capital contribution	4,138,443	—	—	—

Net cash provided by (used in) financing activities	4,138,443	(30,000,000)	13,445,400	1,624,528

Effect of foreign exchange rate changes on cash	—	(246)	(564)	(69)

Net increase (decrease) in cash and cash equivalents	4,138,443	53,937,619	(56,847,302)	(6,868,520)

Cash and cash equivalents, beginning of period/year	—	4,138,443	58,076,062	7,016,984

Cash and cash equivalents, end of period/year	4,138,443	58,076,062	1,228,760	148,464

Supplemental disclosure of non-cash investing and financing activities
Accrual and notes payable related to purchase of property, equipment and software	11,654,969	46,122,752	2,088,801	252,377
Non cash capital contribution netted against amounts due to related parties	4,307,780	—	—	—
Non cash purchase of property, equipment and software netted against amounts due from related parties	16,242,028	—	—	—
Dividend payable	—	—	16,553,000	2,000,000

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	Paid-in capital	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity
	RMB		RMB	RMB	RMB	RMB
Balance as of October 2, 2002 (date of incorporation)	—		—	—	—	—
Paid-in capital	8,446,223		—	—	—	8,446,223
Net loss	—		—	—	(10,216,794)	(10,216,794)

Balance as of December 31, 2002	8,446,223	—	—	—	(10,216,794)	(1,770,571)

Net income	—		—	—	97,798,198	97,798,198
Appropriations to statutory reserves	—		2,905,000	—	(2,905,000)	—
Translation adjustment	—		—	(246)	—	(246)

Balance as of December 31, 2003	8,446,223	—	2,905,000	(246)	84,676,404	96,027,381

Net income	—		—	—	41,844,003	41,844,003
2003 dividend	—		—	—	(33,107,600)	(33,107,600)
Share-based compensation Note 2(m)		5,631,249				5,631,249
Translation adjustment	—		—	(564)	—	(564)

Balance as of December 31, 2004	8,446,223	5,631,249	2,905,000	(810)	93,412,807	110,394,469

Balance as of December 31, 2004 (US$, unaudited, Note 3)	1,020,507	680,390	350,994	(98)	11,286,511	13,338,304

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 9Webzen Limited (the “Company”), a company established in Hong Kong on October 2, 2002, and its wholly owned subsidiary, 9Webzen Limited (Shanghai) (“9Webzen Shanghai”). The Company is 51% and 49% owned by GameNow.net (Hong Kong) Limited (“Gamenow Hong Kong”, a wholly owned subsidiary of The9 Limited) and Webzen Inc. ( a Korea based online game developer), respectively. 9Webzen Shanghai was established in Shanghai, the People’s Republic of China (the “PRC”), on January 29, 2003 with registered capital of US$700,000 (approximately RMB5.79 million).

The Company and its subsidiary (collectively the “9Webzen Group”) are principally engaged in the operation of MU, an online game developed by Webzen Inc. MU is a massively multiplayer online role-playing game that allows multiple players to play at the same time and interact with each other. The 9Wbezen Group has a license from Webzen Inc. to operate MU in the PRC. MU was commercially launched in February 2003.

The Company is incorporated in Hong Kong and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”), an entity controlled by the The9 Limited, to operate MU in the PRC. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT and pays an annual fee for use of its relevant licenses (Note 9).

Beginning January 2004, 9Webzen Shanghai, Shanghai IT and The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”, a wholly owned subsidiary of GameNow Hong Kong in the PRC), have entered into a master agreement in connection with MU in the PRC and provide online game services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in the PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC pursuant to the following revenue sharing provisions set forth in the agreement: which are (i) Shanghai IT is entitled to RMB 10 per user per month, but in any case no more than 5.5% of net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. Prior to 2004, the 9Webzen Group recognized the gross amount received from the distributors as revenue and paid The9 Computer a service fee for the game operating support services and Shanghai IT a fixed fee of RMB 10,000 per annum for use of Shanghai IT’s licenses.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could differ from these estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

c. Foreign currency translation

The 9Webzen Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not the functional currency are included in cumulative translation adjustment, which is a separate component of shareholders’ equity on the consolidated financial statements.

d. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with an original maturity date of three months or less. Included in the cash and cash equivalents as of December 31, 2003 and 2004, respectively, are amounts denominated in US Dollars totalling US$520,993 and US$28,271, respectively (approximately RMB4,311,999 and RMB233,985, respectively).

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

e. Time deposits

Time deposits are deposits placed with banks or other financial institutions that have original maturity of over three months.

f. Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Lesser of the respective term of the leases or the estimated useful lives of the assets
Computer and equipment	3 years
Software	5 years
Office furniture and fixtures	3 years
Motor vehicles	5 years

g. Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized in any of the periods presented.

h. Revenue recognition

Beginning January 2004, 9Webzen Shanghai, Shanghai IT, and The9 Computer entered into a master agreement to share the revenue generated from the sale of MU prepaid game cards (Note 1). Pursuant to this master agreement, the 9Webzen Group earns revenue from the sales of its prepaid game cards and prepaid online points for MU to the distributors, who in turn sell them to end customers. Both prepaid cards and prepaid online points provide customers with pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. The 9Webzen Group’s portion of the prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers or when the likelihood that the Company would provide further services to the end customers is remote. Prior to 2004, the 9Webzen Group recognized the gross amount received from the distributors as revenue over the period in which online game services were provided.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

The 9Webzen Group’s customers are required to “activate” their pre-paid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under the 9Webzen Group’s current expiration policy, if a user’s personal game account is not used and the user does not transfer additional value to the account in a six-month period, the 9Webzen Group will suspend the use of that account . Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used. Historically, the 9Webzen Group has not enforced this expiration policy.

A portion of the 9Webzen Group’s deferred revenue is composed of value for game cards which are sold to end customers but which have not been used for an extended period of time. The 9Webzen Group recognizes revenue when the end customers are no longer entitled to access its online game products or when the 9Webzen Group believes the likelihood that it would provide further online game service to those customers is remote. However, as of December 31, 2003, the 9Webzen Group has not recognized revenue as related to those prepaid cards because of its limited operating history. The 9Webzen Group’s only online game was commercially launched in February 2003. As the 9Webzen Group continued to operate MU, it has gained additional operational statistics and historical data. Although the 9Webzen Group has not historically enforced its expiration policy, it believes that the chances of it being required to render online games services in connection with inactive accounts that have not accessed its game account in excess of seven months are remote. Accordingly, for the year ended December 31, 2004, it recognized revenue and related amounts of deferred costs with respect to game accounts that have neither been utilized nor have had value added to them for a period of seven months. As a result of this policy, the 9Webzen Group recognized additional revenues of RMB25,549,347 (US$3,086,975) in the year ended December 31, 2004. The 9Webzen Group also recognized related expenses, mainly royalties, of RMB6,679,192 (US$807,007) in the same year. The 9Webzen Group does not recognized revenues for game cards which are sold but not yet activated as management believe it is more likely than not that some of these cards will be activated in the future and 9Webzen will be required to provide services related to those cards. Future usage may differ from the historical usage patterns on which the 9Webzen Group’s revenue recognition policy is based. The 9Webzen Group will continue to monitor the operational statistics and usage patterns to the inactive cards.

i. Advances from customers, deferred revenue, and deferred costs

Prepaid fees relate to online points, which have been sold but for which the end customers have not activated, are recognized as advances from customers. Online points, which are sold to end customers and have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Royalties and other direct costs related to deferred revenue and advances from customers are also deferred. The deferred royalties and other service costs are recognized in the statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

j. Cost of services

Cost of services consists primarily of online game royalties, maintenance and rental of operation places, depreciation of computer equipment and amortization of software, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Prior to 2004, cost of services also includes game operating support services fees paid to The9 Computer.

k. Product development

The 9Webzen Group recognizes software development cost for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No.86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”(“SFAS No.86”). As such, the 9Webzen Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, then all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life.

The 9Webzen Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No.98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force (“EITF”) No.00-02, “Accounting for Web Site Development Costs “, where applicable. As such, the 9Webzen Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated products life. Since the inception of the 9Webzen Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of payroll, depreciation charge and other overhead expenses for the customisation, localisation and testing prior to commercial launch of the MU online game. Other product development costs include cost incurred by the 9Webzen Group to develop, maintain, monitor and manage its websites.

Prior to and in anticipation of the commercial launch of MU, the 9Webzen Group’s primary online game offering, the 9Webzen Group incurred costs related to customizing the game to local preferences, testing of the game by the 9Webzen Group and achieving compatibility with the 9Webzen Group’s server environment. Such cost has been included as product development costs and was expensed as incurred.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

l. Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the 9Webzen Group’s sales and marketing personnel. Advertising and promotional expenses, amounted to RMB 2,464,059, RMB17,564,208 and RMB11,499,409 for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004, respectively, were expensed as incurred.

m. Share-based compensation

The Company accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123,” Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

On December 15, 2004, The9 Limited granted certain share options to the employees of 9Webzen Shanghai. Although the share options were granted by its majority shareholder, the share options granted have been reflected in the consolidated financial statements of the Group in accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee”. The Group recognized share-based compensation based on the estimated fair value of the options granted to 9Webzen Shanghai’s employees on the date of grant over the vesting period.

The fair value of the options on the grant date is calculated using the Black-Scholes options pricing model based on the following assumptions:

	For the year ended December 31, 2004
Risk-free interest rate		2.67%
Expected life (years)		4
Expected dividend yield		—
Volatility		56%
Fair value of options at grant date	US$	7.76

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

The following table summarizes the share option activities granted by The9 to 9Webzen’s employees as follows:

For the year ended December 31, 2004
Outstanding at beginning of year	—
Granted	353,210
Exercised	—
Forfeited	—

Outstanding at end of year	353,210

Vested at end of year*	75,075

*	As of December 31, 2004, none of the share options granted in 2004 were exercised as the stock option plan is subject to a 180-day lock-up period following the effective date, which was December 14, 2004, of a registration statement filed under the Securities Act.

n. Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

o. Taxation

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

p. Statutory reserves

In accordance with the regulations in the PRC and its articles of association, 9Webzen Shanghai (as a foreign invested enterprise incorporated in the PRC) is required to make an appropriation of retained earnings equal to at least 10% of its after-tax profit, calculated in accordance with the PRC accounting standards and regulations.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Appropriation to this reserve is not required after the reserve has reached 50% of the registered capital of 9Webzen Shanghai.

In addition, 9Webzen Shanghai, at the discretion of its board of directors, may also allocate a portion of its after-tax profit to enterprise expansion fund and staff welfare and bonus reserve. The use of staff welfare and bonus reserve is restricted to employees’ welfare benefits and is not available for distribution to equity owners except in liquidation. Accordingly, appropriation to the staff welfare and bonus reserve will be charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the 9Webzen Group does not do so. As of December 31, 2004, the statutory reserves of 9Webzen Shanghai amounted to RMB2,905,000.

q. Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, 9Webzen Shanghai can only distribute dividend to 9Webzen Hong Kong after it has met the PRC requirements for appropriations to statutory reserves (Note 2(p)).

Aggregate net assets of the 9Webzen Group’s PRC subsidiary not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB12 million as of December 31, 2003 and 2004. However, the PRC subsidiary may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

Although the 9Webzen Group’s functional currency is the RMB, dividend is declared in US Dollars in 2004; the 9Webzen Group intends to declare further dividend in US Dollars in the future.

r. Segment reporting

The 9Webzen Group conducts its business within one industry segment – the business of developing and distributing online games and related services. As the 9Webzen Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

3. CONVENIENCE TRANSLATION

The Company maintains its accounting records and prepares its financial statements in RMB. The unaudited US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB8.2765, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2004. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. OTHER INCOME

Other income primarily consists of financial incentives. During the year ended December 31, 2004, the 9Webzen Group recognized financial incentives of RMB8,387,000 from a local government authority as other income in the statements of operations and comprehensive income.

The financial incentives are granted by the local government authority upon certain qualification, and are calculated with reference to certain taxable revenue of the 9Webzen Group. These financial incentives are generally received from the local government on a one-quarter lag basis. There is no guarantee that the 9Webzen Group will continue to receive these financial incentives in the future. Financial incentives are recognized as other income when received or when the collectibility of such financial incentives is certain.

As of December 31, 2004, financial incentives of RMB 4,579,000 related to taxable revenues reported for the second and third quarter of 2004 was not received due to technical delay in the payment of the financial incentives by the local government. However, as of December 31, 2004, the local government confirmed that the aforesaid financial incentives would be paid in January 2005. The financial incentives have been received as of the date of this report and have been recorded as other income for the year ended December 31, 2004.

5. RESTRICTED TIME DEPOSITS

As of December 31, 2003, restricted time deposits represented bank deposits with original maturity dates of over three months, in the amount of RMB 30,000,000, pledged for RMB denominated notes payable to Shanghai SMEC Development Corporation in the amount of RMB 40,000,000(Note 9). There were no restricted time deposits as of December 31, 2004.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Leasehold improvements	965,114	1,000,624	120,899
Computer and equipment	74,016,525	86,114,439	10,404,693
Software	8,159,320	8,196,395	990,321
Office furniture and fixtures	319,300	451,912	54,602
Motor vehicles	378,000	757,900	91,573
Less: accumulated depreciation and amortization	(21,754,055)	(51,273,568)	(6,195,079)

Net book value	62,084,204	45,247,702	5,467,009

Depreciation and amortization charge for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004 was RMB 2,141,222, RMB19,612,833 and RMB29,519,513, respectively.

7. TAXATION

The Company did not have assessable profits that were earned or derived from Hong Kong during the period from October 2, 2002 (date of incorporation) to December 31, 2004. Therefore no Hong Kong profit tax had been provided for in the periods presented.

9Webzen Shanghai is subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, 9Webzen Shanghai is generally subject to EIT at a statutory rate of 33%. However, 9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential EIT rate. There is no guarantee that 9Webzen Shanghai will continue to be entitled to the reduced EIT rate of 15% in the future.

In addition, in May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. 9Webzen Shanghai’s qualification as a Software Enterprise is subject to the annual inspection for its fulfillment of the qualifications, which includes achieving a certain level of qualifying revenues. This classification, which is subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Shanghai tax authorities

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

have granted approval. 9webzen Shanghai had passed the annual inspection of 2003. No provision for EIT had been made for 9Webzen Shanghai in these financial statements for the year ended December 31, 2004 as the Company’s directors consider that 9Webzen Shanghai will continue to fulfill the requirements in the annual inspection. Total tax savings to the 9Webzen Group from the EIT exemption of 9Webzen Shanghai amounted to approximately RMB20,868,000 and RMB12,613,000 for the years ended December 31, 2003 and 2004, respectively. Since this tax benefit will only be granted upon fulfillment of certain qualifications on an annual basis, there is no guarantee that 9Webzen Shanghai will continue to hold its Software Enterprise status and enjoy such tax benefits in future years.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the period ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Current income tax expenses	—	—	—	—
Deferred taxation	—	1,254,308	986,279	119,166

Income tax benefit	—	1,254,308	986,279	119,166

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the 9Webzen Group’s effective tax rate is as follows:

	For the period ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004
Statutory EIT rate	—	33%	33%
Tax rate differential from statutory rate	—	(11)%	(5)%
Effect of tax holiday applicable to 9Webzen Shanghai	—	(22)%	(29)%
Tax benefit arising from temporary differences of 9Webzen Shanghai which will be subject to a higher EIT rate after the tax holiday	—	(1)%	(1)%

Effective EIT rate	—	(1)%	(2)%

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

Significant components of deferred tax assets

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Temporary difference related to depreciation and amortization	1,254,308	2,240,587	270,717

Total non-current deferred tax asset	1,254,308	2,240,587	270,717

Total deferred tax assets	1,254,308	2,240,587	270,717

No valuation allowance has been provided on the deferred tax assets as of December 31, 2003 and 2004, respectively as management believes that is more likely than not that such deferred tax assets will be realized in the foreseeable future. However, if events occur in the future that prevent the 9Webzen Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur.

8. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary that is incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. This company is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB304,831, RMB1,556,440 and RMB3,812,371 for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

9. RELATED PARTY TRANSACTIONS AND BALANCES

The company entered into various transactions with its shareholders or its subsidiaries or affiliates as follows:

•	Webzen Inc. granted the Company an exclusive license to use the MU software for purposes of localizing, marketing and providing the Chinese version of the MU game in the PRC. Pursuant to the licensing agreement, the Company shall pay Webzen Inc. royalties equal to 20% of after-tax sales revenue derived from operations of MU(Note 11(b)).

•	Prior to 2004, The9 Computer and Shanghai IT collected fees related to sale of MU prepaid cards on behalf of the 9Webzen Group. The amounts due from The9 Computer and Shanghai IT are payable upon demand.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

•	Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online game business in the PRC. Prior to 2004, pursuant to certain contractual arrangements with Shanghai IT, the 9Webzen Group paid Shanghai IT an annual fee of RMB10,000 per annuum for the use of the relevant licences. Beginning January 2004, 9Webzen Shanghai has entered into contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1), and no longer pays any annual fee to Shanghai IT for the use of its licences.

•	Prior to 2004, pursuant to an exclusive technical service agreement, the 9Webzen Group paid 5% of its revenues to The9 Computer for technical support, including payment, collection and processing, user membership management, production of prepaid cards, and other online game related technical support. Beginning January 2004, 9Webzen Shanghai has entered into contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1), and no longer pays any fee to The9 Computer for its game operating support.

During the period from October 2, 2002 (date of incorporation) to December 31, 2004, the 9Webzen Group purchased certain computer and equipment from Shanghai SMEC Development Corporation (“SMEC”). SMEC was partially owned by a shareholder of Shanghai IT from November 2000 to January 2004. The then owner disposed of his interest in SMEC in January 2004 to a party not related to the 9Webzen Group. Thereafter, the balances and transactions with SMEC are no longer treated as related party balances and transactions. However, as of December 31, 2004, the Company had advances to supplier of RMB66,800 with SMEC in relation to equipment purchases. In the year ended December 31, 2004, the Company purchased equipment of RMB10,440,151 from SMEC. The note payable as of December 31, 2003 represents two transferable, bank guaranteed notes issued by the Company to SMEC in the aggregate amount of RMB40,000,000 (Note 5) for the purchase of computer and equipment. These notes payable are partially secured by time deposits in the amount of RMB30,000,000 and are interest-free. One of the notes payable was repaid on January 28, 2004, and the other was repaid on May 9, 2004.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

Significant outstanding amounts due from/to related parties as of December 31, 2003, and 2004 were as follows:

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due from related parties
— The9 Limited	—	1,198,330	144,787
— GameNow Hong Kong	—	14,761,553	1,783,550
— The9 Computer	109,983,749	108,270,089	13,081,628
— Shanghai IT	447,099	21,155	2,556

	110,430,848	124,251,127	15,012,521

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due to related parties
— Gamenow Hong Kong	6,015,250	—	—
— Webzen Inc.	9,149,536	8,738,974	1,055,878

	15,164,786	8,738,974	1,055,878

Notes payable to a related party
— SMEC	40,000,000	—	—

Dividend payable	—	16,553,000	2,000,000

Dividend payable related to dividend declared by 9Webzen Hong Kong on December 18, 2004 with the total amount of US$ 2,000,000 (approximately RMB 16,553,000), including US$ 980,000 (approximately RMB 8,110,970) to Webzen Korea and US$ 1,020,000 (approximately RMB 8,442,030) to Gamenow Hong Kong. And 9Webzen Hong Kong has paid US$ 2,000,000 (approximately RMB 16,554,600) in 2004 in relation to dividend for fiscal year 2003.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

Significant related party transactions for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004 were as follows:

	For the period ended December 31, 2002	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2004
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Royalties to Webzen Inc. (included in “cost of services”) (Note 11(b))	—	46,102,414	36,842,921	4,451,510
Game operating support service fees to The9 Computer (included in “cost of services”)	—	12,196,409	N/A	N/A
Promotional fee paid to Shanghai IT (included in “sales and marketing”)	—	1,000,000	N/A	N/A
Fee paid to Shanghai IT for use of its licenses (included in “cost of services”)	—	10,000	N/A	N/A
Purchase of computer and equipment from SMEC	25,858,657	39,791,036	N/A	N/A

10. CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the 9Webzen Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted time deposits, other receivables, and prepayments and other current assets. As of December 31, 2004, substantially all of the 9Webzen Group’s cash and cash equivalents and restricted time deposits were held by major financial institutions located in the PRC, including Hong Kong, which management believes are of high credit quality.

In the year ended December 31, 2004, 99.6% of the 9Webzen Group’s revenues were derived from the operation of MU, the 9Webzen Group’s primary online game offering.

No individual customer accounted for more than 10% of net revenues in the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

11. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The 9Webzen Group has entered into operating lease arrangements relating to the use of certain premises. Future minimum lease payments for non-cancellable operating leases as of December 31, 2004 are as follows:

	Total
	RMB	US$
		(Unaudited, Note 3)
2005	2,464,836	297,811
2006 and beyond	—	—

	2,464,836	297,811

Total rental expenses were RMB1,456,375, RMB10,004,192 and RMB17,325,778, respectively for the period from October 2, 2002 (date of incorporation) to December 31, 2002 and the years ended December 31, 2003 and 2004, and were charged to the statements of operations and comprehensive income in the year incurred.

Capital commitments

The amount of capital commitments for purchase of property, equipment and software as of December 31, 2004 was nil.

Contingencies

a.	The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in Hong Kong and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online games business through 9Webzen Shanghai in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites and to operate MU (Notes 1 and 9). In the opinion of the Company’s directors, the 9Webzen Group’s contractual arrangements with Shanghai IT as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the 9Webzen Group may be required to restructure its ownership structure and operations in the PRC to comply with the applicable PRC laws and regulations.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

b.	Webzen Inc. granted the Company an exclusive license to use MU software for purposes of localizing, marketing and providing the Chinese version of MU in the PRC. The amount of royalties to Webzen Inc. for the year ended December 31, 2004 is disclosed in Note 9. The Company conducts its operations of MU in the PRC through 9Webzen Shanghai, and no royalties are charged to 9Webzen Shanghai. Pursuant to the licensing agreement between the Company and Webzen Inc., the Company shall pay Webzen Inc. royalties equal to 20% of MU game revenues, net of applicable taxes, which shall be a minimum of US$1.4 million (approximately RMB11.59 million) each quarter during the license period beginning from April 2003. If the Company fails to meet 70% of the minimum sales revenue requirement for two consecutive quarters, Webzen Inc. may automatically have the right to also grant the license to third parties in the PRC. If the company fails to meet the minimum sales revenue requirement for more than two years, Webzen Inc. may terminate the MU license. The license expires on September 9, 2007. The Company intends to finance its payment of royalties to Webzen Inc. through dividend income from 9Webzen Shanghai. Where the dividend income from 9Webzen Shanghai is insufficient to finance the payment of royalties to Webzen Inc., the Company would have to obtain a bank loan or enter into a licensing arrangement with 9Webzen Shanghai. 9Webzen Shanghai may be required to guarantee the bank loans, if any. Any licensing fee payments made by 9Webzen Shanghai to the Company would be subject to PRC withholding and business taxes equal to 14.5%.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued its final standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), Share-Based Payment (“FAS 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS 123R is effective for interim and annual periods beginning after June 15, 2005. Under FAS 123R, a company could select from three transition methods: (1) The modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original FAS 123 be charged to expense without any change in measurement (2) A variation of the modified prospective method, where in addition to (1), it allow restatement of prior interim periods using its prior FAS 123 pro forma disclosure amounts; and (3) The modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original FAS 123R. All options issued after adoption of FAS 123R should be accounted for under that standard. The adoption of FAS 123R will not have a material effect on the 9Webzen Group’s financial positions or results of operations.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of FAS 151 to have a material impact on the Company’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of FAS 151 to have a material impact on the Company’s financial position or results of operation.

In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The adoption of the recognition and measurement requirements of EITF No. 03-01 will not have a material effect on the Company’s financial position or results of operations.

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means”. EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF No. 02-14 will not have a material effect on the Company’s financial position or results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-1 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM OCTOBER 2, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND THE YEARS ENDED DECEMBER 31, 2003 AND 2004

of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of FAS 151 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 will not have a material effect on the Company’s financial position or results of operations.