Form 20-F
period 2005-12-31
The9 LTD
filed 2006-06-30
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 000-51053

THE9 LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No.3, 690 Bibo Road

Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong

Shanghai 201203, People’s Republic of China

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

[NONE]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,214,130 ordinary shares, par value US$0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer            ☒  Accelerated filer            ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also include 9Webzen and our other affiliated PRC entities, (2) the term “9Webzen” refers to 9Webzen Limited and its subsidiary, 9Webzen (Shanghai) Co., Ltd., (3) “shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 20, 2004, “ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (4) all share numbers reflect the 2.86-for-1 share split of our ordinary shares and preferred shares which became effective on November 25, 2004, (5) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (7) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (8) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB8.0702 to US$1.00, the noon buying rate in effect as of December 30, 2005.

This annual report on Form 20-F includes our audited consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and consolidated balance sheet data as of December 31, 2004 and 2005.

We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “NCTY.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but not limited to, the following:

•	our ability to retain existing users and attract new users for the World of Warcraft® , or WoW, game;

•	our ability to successfully launch and operate additional online games licensed by us in China;

•	our ability to license, develop or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with online game developers, including our existing licensors;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A	Selected Financial Data

The following table presents the selected consolidated financial information for our company. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data:
Revenues	5,527	3,280	17,268	36,636	489,191	60,617
Sales taxes	(283)	(192)	(883)	(1,913)	(24,164)	(2,994)
Net revenues	5,244	3,088	16,385	34,723	465,027	57,623
Costs of services	(3,413)	(3,730)	(6,492)	(9,139)	(240,416)	(29,791)
Gross profit (loss)	1,831	(642)	9,893	25,584	224,611	27,832
Operating expenses	(17,265)	(19,070)	(15,930)	(35,347)	(164,898)	(20,433)
Income (loss) from operations	(15,434)	(19,712)	(6,037)	(9,763)	59,713	7,399
Interest income (expenses), net	(484)	(907)	(1,381)	81	10,022	1,242
Other income (expense), net	74	(173)	165	15,792	14,467	1,793
Income (loss) before income tax benefit (expense), gain on investment disposal, minority interests and equity in profit (loss) of affiliated companies	(15,844)	(20,792)	(7,253)	6,110	84,202	10,434
Income tax benefit (expense)	(156)	(338)	5,850	(5,073)	(168)	(21)
Minority interests	—	—	—	6,871	(4,541)	(563)
Income (loss) before gain on investment disposal and equity in profit (loss) of affiliated companies	(16,000)	(21,130)	(1,403)	7,908	79,493	9,850
Gain on investment disposal	—	—	—	—	6,716	832
Equity in profit (loss) of affiliated companies, net of taxes	—	(5,211)	49,877	16,571	(13,737)	(1,702)
Net income (loss)	(16,000)	(26,341)	48,474	24,479	72,472	8,980
Net income (loss) attributable to shareholders	(18,169)	(28,692)	31,699	12,047	72,472	8,980
Earnings (loss) per share
- Basic	(1.84)	(2.91)	3.21	1.17	3.00	0.37
- Diluted	(1.84)	(2.91)	1.94	0.87	2.92	0.36
Earnings (loss) per ADS(2)
- Basic	(1.84)	(2.91)	3.21	1.17	3.00	0.37
- Diluted	(1.84)	(2.91)	1.94	0.87	2.92	0.36

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,730	5,628	62,766	793,405	488,245	60,500
Non-current assets	12,166	8,817	60,801	171,565	602,744	74,688
Total assets	23,836	20,494	155,798	1,026,595	1,213,735	150,397
Current liabilities	23,204	46,982	134,210	149,265	271,750	33,673
Minority interests	—	—	—	12,165	—	—
Series A convertible preferred shares(3)	29,357	31,708	34,242	—	—	—
Total shareholders’ equity (deficit)	(30,144)	(58,461)	(12,654)	865,165	941,985	116,724
Total liabilities and shareholders’ equity (deficit)	23,836	20,494	155,798	1,026,595	1,213,735	150,397

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.0702 to US$1.00. See “Exchange Rate Information.”

(2)	Each ADS represents one ordinary share.

(3)	Series A convertible preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holders thereof.

As of December 31, 2005, we and Webzen Inc., or Webzen, owned 30% and 70% of 9Webzen Limited, or 9Webzen, respectively. Prior to December 2005, we and Webzen owned 51% and 49% of 9Webzen, respectively. Due to Webzen’s right to participate in certain decisions to be made in the ordinary course of business of 9Webzen, we have accounted for our interest in 9Webzen using the equity method. Our equity share of 9Webzen’s net income contributed significantly to our net income for our fiscal years ended December 31, 2003 and 2004. In 2005, due to the declining popularity of the MU game, which comprised substantially all of 9Webzen’s revenues, and due to our substantial increase in revenues resulting from the commercial launch of WoW in China, the portion of our income attributable to our equity interest in 9Webzen and our share of the total assets of 9Webzen were less than 20% of our operating income and total assets, respectively, for the year. Because 9Webzen’s financial position and results of operation are no longer material to us, the audited financial statements for 9Webzen are not required for 2005. 9Webzen’s audited consolidated financial statements for the years ended December 31, 2003 and 2004 and unaudited consolidated financial statements for the year ended December 31, 2005 are included in this annual report beginning on page F-44. For a discussion of 9Webzen’s results of operations for the years ended December 31, 2003 and 2004, see Item 5, “Operating and Financial Review and Prospects — Overview — 9Webzen’s Results of Operations.” For a more detailed discussion of 9Webzen’s historical operating and financial information, see our annual report on Form 20-F for the year 2004, filed with the SEC on June 30, 2005.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2005 at US$1.00: RMB8.0702, which was the noon buying rate in effect as of December 30, 2005. The prevailing rate at June 20, 2006 was US$1.00: RMB8.0009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June (through June 20)	8.0009	8.0082	8.0225	7.9985

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our self-developed online virtual community game “the9 City” in 2000, commenced the distribution and operation of MU, our first massively multiplayer online role playing game, or MMORPG, in China in February 2003. We launched two additional MMORPGs, Mystina Online and WoW, in China in February and June 2005, respectively. As a result, we have a limited relevant operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market. These risks may include our potential failure to:

•	retain existing customers and attract new customers;

•	successfully launch and operate new online games licensed by us;

•	license, acquire or develop additional online games that are appealing to customers;

•	anticipate and adapt to changing consumer preferences;

•	adapt to competitive market conditions;

•	timely respond to technological changes or resolve unexpected network delays or interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform; or

•	maintain adequate control of our expenses.

If we are unsuccessful in addressing any of the risks listed above, our results of operations may be materially and adversely affected.

We have incurred net losses in the past and may experience earnings declines or net losses in the future.

We incurred net losses in the first half of 2005. Although we have achieved net profit since the second half of 2005 as a result of the commercial launch of WoW in China, we cannot assure you that we can avoid net losses in the future nor that there will not be any earnings or revenue declines for any future quarterly or other periods. We expect that our operating expenses will increase as we incur additional expenditures in connection with our operation of WoW and other new games in China. As a result, any decrease or delay in generating more revenues could result in material operating losses and cause the market price of our ADSs to decline.

As we expect to continue to depend on WoW for most of our revenues in the near future, any adverse developments relating to WoW may materially and adversely affect our results of operations.

In February 2004, our subsidiary, China The9 Interactive Limited, or C9I, obtained an exclusive license to operate WoW in China from Vivendi Universal Games Inc., or VUG, and we commercially launched WoW in China in June 2005. In 2005, 98% of our total revenues were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenues in the near future.

In order to maximize the life span of a game, which we believe is typically four to five years for successful online games or two to three years for most other online games, it is necessary to continuously enhance, expand or upgrade the game with new features. We do not have any control over VUG’s product development. As WoW’s remaining economic life shortens, we will need to rely on other games to generate more revenues and to develop, license or acquire new games. If we are unable to do so, our future revenues will decline. In addition, any reduction in the user fees we charge to WoW game players as a result of intensifying competition or other factors, any breach of game-related software security, prolonged server delays, interruption due to network failure, illegal server activities, hacking or any other adverse developments relating to WoW, could materially and adversely affect our future results of operations.

We have invested and plan to continue to invest a significant amount of financial and personnel resources in operating WoW in China. While WoW has generated significant revenue in 2005 with 3.3 million activated user accounts as of December 31, 2005, we cannot assure you that WoW will continue to attract as many users as are required for our operation on a commercially viable basis. We have made significant financial commitments in connection with the licensing and operating of WoW in China. We are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch in June 2005. We are also obligated to commit no less than approximately US$13.0 million for the marketing and promotion of WoW in China during the four-year license period. If we lose our exclusive WoW license for failing to meet our financial obligations or for other reasons, or if we are unable to generate revenues from WoW exceeding the amount of operating costs and expenses incurred in connection with WoW, our future results of operations will be materially and adversely affected.

If we are unable to maintain a satisfactory relationship with VUG or any other online game developer which has licensed a game to us, our future results of operations or the growth of our business may suffer.

If we are unable to maintain a satisfactory relationship with VUG or any other online game developer which has licensed a game to us, or if VUG or any of our other online game licensors either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, our operating results and our business would be harmed, because our business depends significantly upon our exclusive licenses to operate WoW and other online games in China. We are currently in discussions with VUG regarding the terms of a license for the Burning Crusade expansion pack for the WoW game. We cannot assure you that VUG or any of our other online game licensors will renew its license agreement with us, or grant us an exclusive license for any new online games that it may develop or make expansion packs, including the Burning Crusade expansion pack, for existing games available to us in the future. Any deterioration of our relationship with VUG or any of our other online game licensors could harm our future results of operations or the growth of our business.

Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights could harm our business and reputation and materially and adversely affect our results of operation.

With the increase in the number of online game players in China, we have faced the risks of illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights. Our historical results of operations prior to our commercial launch of WoW in China were materially and adversely affected by illegal game servers. Although we have adopted a number of measures to address illegal server usage, misappropriation of our game server installation software and the establishment of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

From time to time we have detected a number of players who have gained an unfair advantage by installing cheating tools to facilitate character progression. In response to these activities, we have expanded our customer service team dedicated to detecting unauthorized character enhancements. We also require that WoW game players purchase mandatory CD-Keys in order to play the game, which we believe reduces the number of unauthorized characters by preventing players from using cheating tools. In addition, we have installed software patches designed to prevent unauthorized modifications to our execution files. However, we cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. The deletion of unauthorized character enhancements requires the affected players to restart with a new character from the starting level, and may result in some of these players ceasing to play the game altogether. In addition, any of our new games may be affected by similar or other infringement of our intellectual property rights. If we are unable to eliminate illegal servers, unauthorized character enhancements or suffer other infringement of our intellectual property rights, our players’ perception of the reliability of our games may be negatively impacted, which may reduce the number of players using our games, shorten the life span of our games or may adversely affect our results of operations.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which may only be discovered after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. If our games contain programming errors or other flaws, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors and game defects can disrupt our operations, adversely affect the game experience of our users, harm our reputation, cause our customers to stop playing our games, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.

We regard our proprietary software, domain names, trade names, trade marks and similar intellectual properties as critical to our success. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Monitoring and preventing the unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to license, develop or acquire additional online games, our future revenues and profitability will decline.

In order for our business strategy to succeed over time, we will need to license, acquire or develop new online games that are attractive to users. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. Also, in order to maintain the life span of our new online games, which we believe is typically four to five years for successful online games or two to three years for most other online games, we need to continue to develop and release upgrades to our new online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games in China, on terms acceptable to us or at all, or that we can maintain the expected life span of our new online games. We do not have a proven track record in developing proprietary MMORPGs, from which we derive a significant portion of our profits. If we are not able to license, develop or acquire additional attractive online games with lasting appeal to users, our future revenues and profitability will decline.

We face the risks of changing consumer preferences and uncertainty of market acceptance of our new products.

Online games are a new and evolving entertainment concept in Asia, particularly in China. The level of demand and market acceptance of our online games are subject to a high degree of uncertainty. This uncertainty is particularly relevant in our current situation because we are relying on a single MMORPG for substantially all of our revenues. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the popularity of WoW and other new online games operated by us;

•	VUG’s timely upgrades of WoW to extend WoW’s life span and to maintain WoW’s competitive position in the online game market in China;

•	the introduction of new online games, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment; and

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China is the MMORPG. However, there is no assurance that MMORPGs will continue to be popular in China or that their popularity will not be replaced by new and different types of online or other games in the future. A decline in the popularity of online games in general or the MMORPGs that we operate, will likely adversely affect our business and prospects.

In addition, we expect that as we introduce new MMORPGs, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.

We may not be able to maintain our market share and profitability as we operate in a highly competitive industry and compete against many companies.

There are currently over 100 online game operators in China. We expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market, given the relatively low entry barriers to the online game industry. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Shanda Interactive Entertainment Limited, Netease.com, Inc. and Sina Corporation. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods, such as charging customers a flat user fee. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. In an effort to comply with such requirements by the effective date for compliance, we are working on scoping and preliminary evaluation and performing the system and process documentation, testing, and if necessary, remediation. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or the impact of the same on our operations. If we fail to timely achieve and maintain effective internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may be subject to sanctions or investigation by SEC or other regulatory authorities. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have had a material weakness and significant deficiencies in our internal control over financial reporting, and we cannot assure you that we will be able to remedy them in a timely manner or that additional material weaknesses will not be identified in the future.

In connection with our preparation of the financial statements for fiscal year 2005, our management concluded that, primarily due to the combined result of the following factors, as of December 31, 2005, we had a material weakness in internal control over financial reporting that would require us to enhance our procedures and systems relating to financial reporting. Specifically, there were two items which required adjustment under U.S. GAAP and which have been incorporated into our financial statements for fiscal year 2005: (i) adjustments relating to our acquisition of 31.1% in C9I (i.e., an adjustment in an amount of approximately $399,000 of goodwill and non-interest-bearing payable in connection with the acquisition, and an adjustment in an amount of approximately $255,000 of interest expense for the period subsequent to the acquisition); and (ii) a reclassification in the statement of cash flows of approximately RMB10 million from “cash flows provided by operating activities” to “effect of foreign exchange rate changes on cash in 2005” to properly reflect the effect of the revaluation of RMB. In addition, with respect to our internal control over financial reporting, our management identified deficiencies relating to the lack of evidence of review and monitoring over the financial closing as well as the reporting and disclosure process and procedures.

We have taken measures to, and aim to continue to, remedy the material weakness and significant deficiencies in order to meet the requirements under Section 404 of the Sarbanes-Oxley Act in time. We cannot assure you that we will be able to remedy them in a timely manner or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. If the material weakness and significant deficiencies are not remedied or were to recur, or if we identify additional material weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, and we may be unable to conclude that we have effective internal controls over financial reporting. We could also suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form a part of our strategy to further expand our business. As we have yet to make any significant acquisitions other than our acquisition of the 31.1% interest in C9I, we do not have any prior experience integrating any new company into ours. Accordingly, we believe that integration of a new company’s operation and personnel into ours will require significant attention of our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. We may face significant competition in acquiring new businesses or companies which may hinder the execution of our growth strategy. Future acquisitions or investments could result in potential dilutive issuance of equity securities or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce the intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

We may need additional financing and we may not be able to obtain it on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We have made significant financial commitments under the license agreements with the licensors of the MMORPGs operated by us. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing in the form of additional sales of our shares, issuance of debt securities or through obtaining a credit facility. These forms of financing may result in dilution to our shareholders or increased debt service obligations, and could result in operating and financing covenants that would restrict our operations. We cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.

Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations.

Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See Item 3, “Key Information — Risk Factors — Risk Related to Doing Business in China — Online payment systems in China are at an early stage of development and may restrict our development and growth.” As a result, we rely heavily on a distribution network composed of third party distributors for the sale of our game playing time to end users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.

We rely on distributors throughout China to sell prepaid online playing time for our MMORPGs. Also, we rely on third-party licenses for some of the software underlying our technology platform as well as China Telecom’s Internet data centers to host our servers. See Item 4, “Information on the Company — Business Overview — Pricing, Distribution and Marketing.” Any interruption in our ability to obtain the services of these or other third parties or a deterioration in their performance could impair the timeliness and quality of our services. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution on a timely basis or on terms favorable to us. If any of these events occurs, our customers may cease using our products and services.

We obtain WoW playing time information from a third party and use that information in connection with our recognition of revenues from sale of WoW playing time in China.

We obtain WoW playing time information from a third party and use that information in connection with our recognition of revenues from sale of WoW playing time in China. Since June 2005, substantially all of our revenues have been generated from our sale of WoW playing time in China. We sell game playing time primarily through the sales of prepaid cards and prepaid online points to distributors, who in turn sell them to our customers who play our games. Prepaid fees received from distributors for sales of game cards and online points are recognized as revenue only upon the customer’s actual use of game playing time or the expiration of their game cards or online points. VUG maintains the systems that record and track the time that our customers spend playing the WoW game on our behalf. We are provided with data on customers’ actual usage of WoW playing time by VUG, and use that data in connection with our recognition of revenues from the sale of WoW playing time in China. We do not have access to the systems maintained by VUG. If VUG suffers any data loss or miscalculates the time our customers spend playing the WoW game, our results of operation may be adversely affected.

Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware only in Shanghai. Accordingly, any server interruptions, break-downs or system failures in the cities where we maintain our system hardware, including failures which may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in online game programming or operations could render WoW or other games obsolete or unattractive.

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

We expect to continue to derive substantially all of our revenues and profits from WoW and other licensed online games in the near future. Any of our licensors may be subject to intellectual property rights claims with respect to the online game it licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game, and our results of operations could be materially and adversely affected.

We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business.

There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the future. In addition, some of our employees were previously employed at other companies including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

We experience fluctuations in quarterly operating results.

Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems, and the recurrence of SARS or the outbreaks of any other contagious diseases such as avian flu. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the game, which, in the aggregate, may cause our operating results to fluctuate.

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

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with PRC legal system. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

PRC laws and regulations restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai The9 Information Technology Co., Ltd. (formerly known as Shanghai Jiucheng Information Technology Co., Ltd.), or Shanghai IT, in holding and maintaining the licenses necessary for operating online games in China. Shanghai IT is a PRC company controlled by Jun Zhu and Jie Qin, who are our Chief Executive Officer and Senior Vice President (through June 30, 2006), respectively.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

If we and Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our online game operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.

We could also face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable commercial terms or otherwise. If that happens, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Shanghai IT, which could adversely affect us by (i) increasing Shanghai IT’s tax liability without reducing our PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to Shanghai IT for underpaid taxes; or (ii) limiting Shanghai IT’s ability to maintain preferential tax treatments and other financial incentives.

We depend on Shanghai IT for holding certain operating licenses. If Shanghai IT violates our contractual arrangements with it, our business could be disrupted and our reputation may be harmed.

Because the PRC government restricts our ownership of Internet content provision, Internet culture operation and Internet publishing businesses in China, we depend on Shanghai IT, in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, Shanghai IT could violate its contractual arrangements with us, go bankrupt, suffer from problems in its business or otherwise become unable to perform its contracts with us and, as a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.

The principal shareholders of Shanghai IT have potential conflicts of interest with us, which may adversely affect our business.

Our Chief Executive Officer, Jun Zhu, and our Senior Vice President (through June 30, 2006), Jie Qin, are also the principal shareholders of Shanghai IT. Thus, conflicts of interest between their duties to our company and Shanghai IT may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We depend on two mobile phone operators in China to deliver our SMS services, maintain accurate records and collect payments for our SMS services.

We offer our short messaging services, or SMS, services to our customers through China Mobile and China Unicom. Given the dominant market position of China Mobile and China Unicom in China, our negotiating leverage with these operators is limited. If our contracts with these operators are terminated or adversely impaired, it may be impossible to find suitable replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our SMS services, and our business may be adversely affected. We also depend on mobile phone operators in China to maintain accurate records of the fees paid by users of our SMS services and their willingness to pay us. Specifically, China Mobile currently provides us with monthly statements that do not provide itemized information regarding the SMS services that are being paid for. As a result, monthly statements that we have received from China Mobile cannot be reconciled with our own internal records, and we have only limited means to independently verify the information provided to us in this regard because we do not have access to their internal records. Our business and results of operations may be adversely affected if either mobile phone operator miscalculates the revenue generated from our SMS services and our portion of that revenue.

Our subsidiaries in China are subject to restrictions on paying dividends or making other payments.

We are a holding company incorporated in Cayman Islands, and we rely primarily on dividends and other distributions from our subsidiaries in China, The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 China, and The9 Interactive Information Technology (Shanghai) Co., Ltd., or C9I China, for our cash requirements. Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from The9 China or C9I China may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with the relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to acquisitions of PRC companies by foreign entities and offshore investment activities by PRC residents may create regulatory uncertainties that could limit our PRC subsidiaries’ ability to distribute dividends or otherwise adversely affect the implementation of our acquisition strategy.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our current and anticipated growth has placed and will continue to place a significant strain on our management, operational, financial and other resources as we expand our operations and workforce. For example, the total number of our employees increased from 100 as of December 31, 2001 to 854 as of December 31, 2005. In addition, certain of our directors, officers and employees have begun to serve our company recently. These new personnel will have to learn our business and successfully integrate themselves into our company. In addition, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

In early 2003, several economies in Asia, including China, were affected by the outbreak of SARS. During the height of the SARS epidemic in the second quarter of 2003, we experienced a decline in the number of concurrent users of our licensed game MU in China, which we believe resulted largely from the PRC government’s decision to close Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Most of our online game players can only access games at Internet cafés. If there is a recurrence of an outbreak of SARS or any outbreaks of other contagious diseases such as avian flu, it may adversely affect our business and operating results. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in China’s economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any preventive measures or contingency plans to ensure the safety of employees and minimize disruptions or other adverse effects on our operations that may occur due to any outbreaks of contagious diseases such as SARS or avian flu in China.

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

Incsight Limited, a company wholly owned by Jun Zhu, our Chairman and Chief Executive Officer, and Bosma Limited, the two largest shareholders of our company, currently own, in the aggregate, a majority of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to election of our directors. See Item 6, “Directors, Senior Management and Employees — Board Practices — Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

If tax benefits currently available to The9 China, C9I China and Shanghai IT are reduced or repealed, our business could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to the state enterprise income tax, or EIT, at a statutory rate of 33%. However, each of The9 China, C9I China and Shanghai IT is currently subject to a 15% EIT rate due to the fact that it is incorporated in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai. We can give no assurance that The9 China, C9I China and Shanghai IT will continue to be entitled to the 15% EIT rate. If our subsidiaries in China are required to pay the statutory EIT rate of 33% for any reason, our results of operations and financial condition will be materially adversely affected.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined largely by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Some of our subsidiaries and affiliated entities in China engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries and affiliated entities in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2005, The9 China was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The total sales in 2005 related to such merchandise was approximately RMB2.4 million (US$0.3 million). The distribution of such merchandise, however, was not within the The9 China’s authorized business scope. In addition, in 2005, Shanghai IT was issued a new ICP license with a national coverage issued by the Ministry of Information Industry, or the 2005 License, and returned the old ICP license issued in 2003 to the Shanghai Communication Administration. However, the 2005 License does not cover the online bulletin board service which was included in the old ICP license. Shanghai IT is in the process of applying to the Ministry of Information Industry for specific approval for the online bulletin board service. While all these companies are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of the new operating licenses to be issued and further reducing the hours during which the Internet cafés are permitted to open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.

In 2005, the General Administration of Press and Publication of China, or GAPP issued “Trial standards for development of ‘anti-fatigue system” to promote the development of standards to limit the amount of time that a customer may continuously spend on online games. The Ministry and Culture and the Ministry of Information Industry further jointly issued certain opinions on development and administration of online games, which require online game operators to verify the identity of each player and to restrict the amount of time minors may spend on games, or even prohibit minors from accessing certain games. It is reported that the Ministry of Information Industry is drafting compulsory regulations to implement such requirements. The implementation of the aforementioned system and regulations may discourage or otherwise prevent or restrict our young and other customers from playing our online games, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the online game industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the Ministry of Information Industry, the GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from the GAPP in order to distribute games through the Internet. Furthermore, online games, as a form of software products, are required to be registered with the Ministry of Information Industry or its local counterparts and obtain software products registration numbers and software products registration certificates. However, as the Ministry of Information Industry has not been strictly implementing this requirement, we have not applied for registration for some of our online games, including WoW and Mystina Online. If the Ministry of Information Industry begins to tighten its administration on online games and strictly require online games to be registered, and if we fail to make timely registration for our games as required, we may be subject to fines or penalties, including being ordered to cease operation of unregistered online games.

If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online gaming industry. However, we cannot assure you that we will be able to timely obtain this license or any other new license required in the future, or at all. While we believe that we are in compliance with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the local governments in respect of total number and locations of Internal cafés.

In 2004, the grant of new Internet café licenses was suspended, and in some areas, this suspension has not yet been lifted. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements and the filing of domestically developed online games. We have obtained the necessary approvals from the Ministry of Culture for operating WoW and MU in China, and completed the relevant filing requirement with respect to Mystina Online and Joyful Journey West, or JJW. We will submit new games for the required review or filing in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.

In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

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

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under such rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas fund raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

We have requested all of our shareholders who, based on our knowledge, are PRC residents or have PRC residents as their ultimate beneficial owners to comply with any applicable SAFE registration requirements; however we have no control over our shareholders. We have been informed that our major shareholders, who are PRC residents and subject to the above registration requirements, have made the required SAFE registrations in respect of their investments in us. The failure or inability of such relevant PRC residents to comply with such SAFE registration requirements may subject such PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on Shanghai IT to honor its service agreement with us.

Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic PRC user can connect to the international Internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Risks Related to Our Shares and ADSs

The future sales or issuance of a substantial number of our ADSs or ordinary shares could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

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

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares and, in this regard, pursuant to our articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or nonaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

We were incorporated in the Cayman Islands in December 1999 under the name GameNow.net Limited and were renamed to The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 China, a direct wholly-owned subsidiary of GameNow in China.

In October 2002, we and Webzen formed 9Webzen to launch and operate the MU game in China. 9Webzen established 9Webzen Shanghai as its wholly-owned subsidiary in China on January 29, 2003 to operate MU in China. Prior to December 2005, we held a 51% ownership interest in 9Webzen. In December 2005, we sold and transferred 21% of 9Webzen’s issued share capital to Webzen, thus reducing our ownership interest in 9Webzen from 51% to 30%.

In July 2003, we and China Interactive (Singapore) Pte. Ltd., or China Interactive, a privately-held Singaporean company, formed a joint venture, C9I, to acquire an exclusive license from VUG to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I China, to operate WoW in China. We initially owned 54% of C9I and through a series of transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005.

Due to the current restrictions on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we rely on the following two affiliated PRC entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with them and their shareholders:

•	Shanghai IT, which holds Internet content provision, Internet culture operation and Internet publishing licenses, and

•	Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Advertisement, whose business license permits it to conduct advertisement operations.

Shanghai IT is owned by Jun Zhu, our Chairman and Chief Executive Officer and shareholder, and Jie Qin, our Senior Vice President (through June 30, 2006) and shareholder. Shanghai Advertisement is owned by Shanghai IT and Xudong He, our Vice President. We do not have any ownership interest in Shanghai IT and Shanghai Advertisement. However, each of the individual shareholders of Shanghai IT and Shanghai Advertisement has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT or Shanghai Advertisement, as the case may be, to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to Jun Zhu and Jie Qin solely in connection with capitalizing and increasing the registered capital of Shanghai IT. The loans are repayable upon demand. Jun Zhu and Jie Qin have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Our principal executive offices are located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is (8621) 5172-9999. In addition to our operational headquarters in Shanghai, we currently have small branch offices in Beijing, Chengdu, Nanjing, Nanning, Shenyang, Wuhan and Xi’an, China.

B.	Business Overview

We are a leading online game operator in China. We were ranked as one of the top three online game operators in China in 2005 in terms of market share, according to a survey conducted by the IDC in April 2006. We began to offer our self-developed online virtual community game “the9 City” in 2000 and commercialized the9 City in December 2000. Currently, our business is primarily focused on operating MMORPGs, including WoW and other games in China. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications.

We commercially launched WoW in China in June 2005 through C9I China. WoW is a full-view 3D MMORPG developed by Blizzard Entertainment, the game development studio of VUG, which has developed award-winning PC games including the Warcraft, Diablo and StarCraft series. In 2005, WoW was ranked as the Best 3D Online Game, Best Licensed Online Game and Most Popular Online Game in China by the Ministry of Culture in China.

We also operate MU through 9Webzen in which we own 30%. 9Webzen has obtained an exclusive license from Webzen to operate MU in China. MU is a 2.5D quarter-view MMORPG developed by Webzen, a leading online game developer and operator in Korea. In addition, we operate Mystina Online, an MMORPG developed by an online game developer in China.

We have obtained exclusive licenses to operate additional MMORPGs in China, consisting of the following:

•	An exclusive license obtained from Hanbitsoft, Inc., a Korean game developer, in 2004, to operate Granado Espada, an MMORPG that is currently being developed by Korean game developer IMC Games, Co., Ltd., which is partly owned by Hanbitsoft, Inc.;

•	an exclusive license obtained from Webzen in 2005 to operate Soul of the Ultimate Nation®, or SUN, a 3D MMORPG;

•	an exclusive license obtained from NCsoft Corporation in 2006 to operate Guild Wars, a competitive online role-playing game, or CORPG; and

•	an exclusive license obtained from Hanbitsoft, Inc. in 2006 to operate Hellgate: London, an action role-playing game.

We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. On August 18, 2005, we commenced the all-access open beta for our first proprietary MMORPG, JJW, which is a side-scrolling MMORPG based on cartoon characters, and expect to commercially launch JJW in China in the second half of 2006.

We charge customers for the time they spend playing our online games. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 200,000 Internet cafés throughout China which have subscribed to our Pass9 system. Pass9 is our proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.

To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of over 3,000 servers and over 400 network devices located at eight Internet data centers.

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

MMORPGs. In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete within the game with whom they develop experience and enhance game attributes, which can be carried over into next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:

•	sophisticated 2.5D or 3D graphics which expose players to captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

We currently have exclusive licenses to operate or own the following eight MMORPGs in China:

Game	Developer	Description	Status
WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005

MU	Webzen	2.5D quarter-view MMORPG	Commercially launched in China in February 2003

Mystina Online	Lager (Beijing) Information Co., Ltd.	MMORPG	Commercially launched in China in February 2005

Granado Espada	Hanbitsoft	MMORPG	Beta testing in Korea

SUN	Webzen	3D MMORPG	Preparing for beta-testing

Guild Wars	NCsoft Corporation	MMORPG	Preparing for beta besting

Joyful Journey West	The9	MMORPG	Beta testing in China

Hellgate: London	Flagship Studios, Inc.	Action role-playing game	Under development

In preparation for commercial launch of a new game, we conduct “closed beta testing” of the game to eliminate technical problems, which is followed by “open beta testing” in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.

Our MMORPGs offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our MMORPGs from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or Internet café outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell game playing time to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See Item 4, “Information on the Company — Business Overview — Membership Management and Payment System.”

Other Products and Services. Our other products and services mainly consist of our online virtual community named the9 City, our game operating support, website solutions and advertisement services, SMS service and sales of our Pass9 system.

The9 City. We launched our online virtual community game “the9 City” at www.the9.com in 2000 and commercialized it in December 2000. We believe that the9 City is the first commercialized virtual community in China. Our game the9 City was designed based on the idea of a virtual society consisting of mini games. Most of the content offered in the9 City are free of charge. As of December 31, 2005, the9 City had close to 16 million registered users, which we believe have formed a loyal and strong customer base for online games and other products we offer from time to time.

Game Operating Support, Website Solutions and Advertisement Services. Our game operating support, website solutions and advertisement services primarily relate to providing game operating support to 9Webzen in connection with operating MU in China. Our game operating support services to 9Webzen include payment collection and processing, user membership management, production of prepaid cards and other online game related technical support in connection with the operation of MU in China. Prior to the commercial launch of MU in February 2003, we generated a significant portion of our revenue from a variety of different website solutions and advertisement services to third parties, including website development and construction, hardware and software support, training, website maintenance and website advertisements. Since February 2003, we have not pursued any new business opportunities for our website solution and advertisement services.

SMS. Leveraging our existing user base, we offer several different SMS products and subscription packages that enable MU users to, among other things, transmit and receive SMS messages, receive password protection services, and download game-related ring tones, logos and screensavers for their mobile phones.

Pass9. We began to sell our proprietary integrated membership management and payment system, Pass9, in the fourth quarter of 2004. See “Membership Management and Payment System” below.

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

Customer Service

Since our inception, we have focused on providing excellent customer service in order to retain our existing customers as well as attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we are the first online game operator in China to receive such a certificate. We were ranked among the top three online game operators in China by market share in 2005 according to a survey conducted by IDC in April 2006. Our MMORPG customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during normal business hours.

We have in-game game masters dedicated to each of the MMORPGs that we operate. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are available to respond to players’ inquiries, initiate the bug reporting and removal process, as well as to identify, record and deal with players’ inappropriate behavior such as cheating and fighting. We believe that our provision of game masters to monitor the gaming environment is an important element in maintaining our customer loyalty and efficiently addressing technical problems as they arise.

Purchase of Game Playing Time

A customer can purchase game playing time through any of the following methods:

Prepaid Cards. A customer can buy prepaid cards at retail outlets including convenience stores, supermarkets and bookstores all across China. Each prepaid card contains a pass code representing game playing time offered by the card based on its face value.

Prepaid Online Points. Over 200,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and sell such points to their customers.

Online Payment. A customer can buy game playing time online by charging payment directly to a credit or debit card. In addition, we offer free online game playing time to our new registered customers and users of our SMS service. We have also included free game cards in our marketing materials to attract new customers.

Customers of the WoW game are required to purchase an access code, or CD-Key, to play the game in China. We use the CD-Key as a measure to reduce the use of cheating tools by WoW players. When we discover that a WoW player is using cheating tools, we will terminate that user’s account and the user will have to purchase another CD-Key to activate his account to play WoW from the beginner level. Our CD-Keys normally carry up to 20 hours of free WoW play time. Once these hours expire, customers must purchase game playing time through one of the methods provided above.

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

Distribution. Due to the limited availability of online payment systems in China, we sold our game playing time primarily through sales of our prepaid cards and online points to distributors across the country. For WoW, we have entered into agreements with 20 regional distributors for our prepaid cards and over 40 regional distributors for our online points. These regional distributors sell our prepaid game cards and online points to over 500 local distributors who in turn sell the game cards to end users and prepaid online points to Internet cafés throughout China. Our regional distributors were selected after an open and competitive bidding process and our local distributors are normally selected by our regional distributors. As of December 31, 2005, WoW has over 3.3 million activated user accounts and over 200,000 Internet cafés have subscribed to our eSales system, which enables Internet cafes to sell our prepaid online points to their customers. For MU, we have entered into a distribution agreement with Junnet Group to appoint it as the exclusive distributor of our prepaid game cards in China. We may terminate this agreement if Junnet Group fails the required payments to us for two consecutive months.

Marketing. Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers. The marketing programs and promotional activities that we employ to promote our games include:

Advertising and Online Promotion. We advertise in many game magazines and online game sites that are updated regularly.

Cross-Marketing. We have cross-marketing relationships with major consumer brands, technology companies and major telecom carriers. For example, we conducted cross-marketing activities with Coca-Cola in connection with the promotion of WoW in 2005, and have entered into a new agreement to continue this joint marketing campaign through the end of 2006. We believe that our cross-marketing relationships with well-known companies will increase the recognition of our online game brands.

On-Site Promotion. We distribute free game-related posters, promotional prepaid cards for beginners, game-related souvenirs such as watches, pens, mouse pads, calendars and paper bags at trade shows, selected Internet cafés and computer stores.

In-Game Marketing. We conduct “in-game” marketing programs from time to time, including online adventures for grand prizes. We also regularly hold WoW game tournaments for our customers.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	over 3,000 servers and over 400 network devices located at eight Internet data centers, including for WoW, six dedicated server sites with each site comprised of approximately 48 high-performance server sets, located in Shanghai, Beijing, Chengdu and Shenzhen, with uninterruptible power supply and diesel power generator backup;

•	proprietary software including Pass9 and game monitor tools that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell, IBM and Cisco servers.

We have a network operation team responsible for stability and security of our network. The team follows the workflow for problem detecting, recording, analyzing and solving. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.

Competition

Our major competitors include but not limited to:

•	online game operators in China, including Shanda Interactive Entertainment Limited (which operates “Legend of Mir” and Actoz Soft’s “Legend of Mir 2”) and Guangzhou Optisp’s (which operates Wemade’s “Legend of Mir 3”); and

•	major Internet portal operators in China, including publicly-listed companies such as 163.com affiliated with NetEase (which operates “Westward Journey Online” and “Fantasy Westward Journey”) and Sohu.com (which operates “Knights Online” and “Blade Online”), all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games.

Our existing and potential competitors may compete with us in marketing activities, quality of online games and sales and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Company — We may not be able to maintain our profitability, financial or operational success in our market as we operate in a highly competitive industry and compete against many large companies.”

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “the9” in China and copyright and other rights associated with our websites, technology platform, self-developed software and other aspects of our business. We regard our intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with our employees, and license agreements with our partners, to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us and assign their inventions developed during their employment to us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

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

Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and Internet content provision businesses in China. As a result, we conduct our online gaming and Internet content provision businesses in China through contractual arrangements with Shanghai IT, our affiliated PRC entity. Shanghai IT is ultimately owned by Jun Zhu and Jie Qin, both of whom are PRC citizens as well as our shareholders.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See Item 3, “Risk Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including the Ministry of Information Industry, the Ministry of Culture, the GAPP and the State Administration of Industry and Commerce. The principal PRC regulations governing the Internet content provision industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003);

•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	The Tentative Measures for Administration of Internet Publication (2002); and

•	The Foreign Investment Industrial Guidance Catalogue (2004).

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services. Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license for Internet content provision (the “ICP License”) from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an Internet publisher in order to carry on its online gaming businesses in China. Furthermore, online games, regardless of whether imported and domestic, must be registered with the Ministry of Information Industry and such online games are subject to a content review and approval by or filing with the Ministry of Culture prior to commencement of operations in China.

The GAPP and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, prepaid online game cards and CD-Keys for online gaming programs are considered electronic publications, and the distribution of these goods are subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.”

The operation of SMS in China is classified as value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP License holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In 2005, GAPP issued “Trial standards for development of ‘anti-fatigue system’” to promote the development of anti-fatigue system which may limit the amount of time that a young or other user may continuously spend on an online game. The Ministry and Culture and the Ministry of Information Industry further jointly issued certain opinions on development and administration on online games, which require online game operators to verify the identity of a player and restrict the amount of time minors may spend on games, or even prohibit minors from accessing certain games. It is reported that the Ministry of Information Industry is drafting compulsory regulations to implement such requirements. We cannot be certain when these regulations will become effective, what form they will take or how they may affect our business. Should the PRC government continue to tighten its regulation of the Internet and online games, and its supervision of Internet cafés, this could limit or slow down our growth prospects, as well as reduce our revenues and earnings. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”

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

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites”. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Import Regulation

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and approval of any online games we want to license from overseas game developers. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, the GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China.

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

Internet Café Regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The PRC government has enacted laws to intensify its regulation and administration of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base”.

Privacy Protection

PRC laws and regulations do not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Pursuant to the Exchange Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan, investment in securities, or other transactions through a capital account outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Further, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration of Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective profits each year, if any, to fund certain reserve funds until the cumulative total of the allocated reserve funds reaches 50% of an enterprise’s registered capital. These reserves are not distributable as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural person or a legal entity, must complete the overseas investment foreign exchange registration procedures with the local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise in the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including an increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As a result of the uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested that all of our shareholders whom we know are PRC residents or have PRC residents as their ultimate beneficial owners comply with any SAFE registration requirement, but we have no control over our shareholders. We have been informed that our major shareholders, who are PRC residents and subject to the above registration requirements, had made the required SAFE registration in respect of his investment in our company. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and the affiliated entity that operates MU in China.

Beneficial interest

Contractual arrangements for the operation of WoW and MU. See Item 5, Operating and Financial Review and Prospects, “Arrangements with Online Game Developers” and Item 7, Major Shareholders and Related Party Transactions, “Related Party Transactions - Arrangement with Affiliated PRC Entities”

*	Operates WoW in China

**	Operates MU in China

***	Shanghai The9 Information Technology Co., Ltd. is owned by Jun Zhu, our chairman and chief executive officer, and Jie Qin, our senior vice president (through June 30, 2006).

D.	Property, Plant and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We lease all of our premises from unrelated third parties. In addition, we have small branch offices in Beijing, Nanjing, Nanning, Wuhan and Xi’an, Chengdu and Shenyang, China. Our equipment consist substantially of over 3,000 servers and over 400 network devices located at eight Internet data centers.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See Item 1, “Introduction — Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Overview

We are a leading online game operator in China.

In September 2002, we and Webzen formed 9Webzen to localize and operate MU in China. Prior to December 2005, we held a 51% ownership interest in 9Webzen. We accounted for our interest in 9Webzen using the equity method because under the joint venture agreement, Webzen has the right to participate in certain decisions to be made in the ordinary course of business of 9Webzen. 9Webzen began to charge users for MU playing time in February 2003, and has derived substantially all of its revenues through sales of prepaid cards and prepaid online points for MU playing time to distributors, who in turn sell them to end customers. From February 2003 to early 2005, we had derived our revenues primarily from provision of game operating support services in connection with operating MU in China.

In December 2005, in light of the declining popularity of the MU game, which comprised substantially all of 9Webzen’s revenues, and to concentrate our resources on the WoW game, we entered into an agreement with Webzen Inc. to sell a 21% interest in 9Webzen to Webzen Inc. After the consummation of the sale, our interest in 9Webzen was reduced from 51% to 30%. As a result, and due to our substantial increase in revenues resulting from the commercial launch of the WoW game in China, the portion of our income attributable to our equity interest in 9Webzen and our share of the total assets of 9Webzen were less than 20% of The9’s operating income and total assets, respectively, for the year. Because 9Webzen’s financial position and results of operation are no longer material to us, audited financial statements for 9Webzen are not required for 2005. 9Webzen’s audited consolidated financial statements for the years ended December 31, 2003 and 2004 and unaudited consolidated financial statements for the year ended December 31, 2005 are included in this annual report beginning on page F-44. For a discussion of 9Webzen’s results of operations for the years ended December 31, 2003 and 2004, see “— 9Webzen’s Results of Operations.”

In July 2003, we and China Interactive formed C9I to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I China, to operate WoW in China. We initially owned 54% of C9I and through a series of transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005. WoW was commercially launched in China in June 2005. In 2005, 98% of our total revenues were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenues in the near future.

To broaden our product offerings and enhance our leadership position in the online game market in China, we have obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada, Soul of the Ultimate Nation, Mystina Online, Guild Wars, and Hellgate: London. In addition, in August 2005, we commenced the all-access open beta for our first proprietary MMORPG, JJW, and expect to commercially launch JJW in China in the second half of 2006.

The major factors affecting our results of operations and financial condition are:

•	our revenue composition and sources of revenue growth;

•	our cost of services;

•	our operating expenses; and

•	arrangements with online game developers.

Each of these factors is discussed below.

Revenue Composition and Sources of Revenue Growth.

In 2005, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services.

Online Game Services. Our online game service revenues for the years before 2005 were primarily derived from sales of prepaid playing time for the9 City. Since we commercially launched WoW in China in June 2005, we have derived substantially all of our online game service revenues from sales of WoW playing time. In 2003, 2004 and 2005, revenues from our online game services amounted to RMB 0.7 million, RMB 0.4 million and RMB466.6 million (US$57.8 million), respectively. We plan to add additional games to our product offerings to attract more users and increase our online game service revenues.

We sell game playing time mostly through sales of prepaid cards and prepaid online points to distributors who in turn sell them to end users. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time valid for a specified period of time. Prepaid fees received from distributors are recognized as revenues upon end users’ actual usage of game playing time or expiration of their game cards or online points. We are provided with data on end users’ actual usage of WoW playing time by the licensor of WoW and do not otherwise have direct access to such information pursuant to the license agreement with the licensor.

Game Operating Support, Website Solutions and Advertisement. Prior to the commercial launch of WoW in China in June 2005, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. In 2003, 2004 and 2005, revenues from our game operating support, website solutions and advertisement services were RMB13.3 million, RMB24.7 million and RMB6.1 million (US$0.7 million), respectively. The substantial decrease in revenues from our game operating support, website solutions and advertisement services in 2005 was primarily due to the substantial decrease in revenues from sales of MU playing time in China, of which we were entitled to 10.5% pursuant to the revenue-sharing arrangement with 9Webzen. Prior to 2004, our revenues from game operating support, website solutions and advertisement services were recognized when services were rendered and collection of the related fees was reasonably assured. In January 2004, we entered into a new revenue-sharing arrangement with 9Webzen whereby we are entitled to 10.5% of the revenues from operating MU in China. Under the new revenue-sharing arrangement, we recognize revenues from our game operating support based on the actual usage of MU playing time by end users or the expiration of their game cards or online points.

Short Messaging Services. We began offering SMS services near the end of 2003. In 2004 and 2005, revenues from our SMS service amounted to RMB11.1 million and RMB3.4 million (US$0.4 million), respectively.

Other Products and Services. Our other sources of revenues primarily consist of revenues recognized from sales of game-related accessories and merchandises. In 2003, 2004 and 2005, revenues from our other products and services amounted to RMB3.3 million, RMB 0.5 million and RMB13.2 million (US$1.6 million), respectively.

Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including WoW royalties which are equal to 22% of the face value of our prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold, amortization of the initial WoW license fee, amortization of intangible assets from the acquisition of C9I and other upfront license fees and other WoW-related costs, depreciation of property and equipment, consisting primarily of server depreciation charges, Internet data center and broadband bandwidth rental fees, production costs for prepaid cards and compensation to our customer service representatives. We expect that our cost of services will increase primarily because we plan to establish new centralized servers in connection with the launch and operation of the new games.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Our product development expenses consist primarily of outsource research and development expenses, compensation to our product development personnel, equipment and software depreciation charges and other expenses for the development of online games. Our other product development costs include costs that we have incurred to develop and maintain our websites. We expect that our product development expenses will increase in the near future as we expand our internal game development capabilities.

Sales and Marketing. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote WoW and other games and compensation to our sales and marketing personnel. As we intend to continue aggressively marketing and promoting the WoW game and other MMORPGs, we expect that our sales and marketing expenses will increase in 2006.

General and Administrative. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services.

Arrangements with Online Game Developers. Because our business prospects depend significantly on C9I’s exclusive right to operate WoW in China, we must maintain a satisfactory relationship with VUG, the licensor of WoW. In connection with our licensing and operation of WoW in China, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the four-year term of the license. As security for each advance payment, C9I is obligated to procure a standby letter of credit prior to each relevant period.

The license agreement with VUG also provides the license to the WoW game is non-assignable, non-sublicensable and non-transferable. VUG has the right to, among others, (i) modify WoW in any manner and at any time without liability to C9I; and (ii) except for those rights expressly granted to C9I, exploit its intellectual property in any manner, including the right to grant licenses to third parties for further exploitation of WoW in such form as movie, television exploitation and merchandising, and the exploitation of other versions of WoW in China. In addition, VUG retains ownership of all its intellectual property rights, including those relating to the localized WoW.

VUG has the right to terminate this agreement: (i) upon C9I’s failure to cure a material breach of the agreement within 30 days; (ii) in the event C9I attempts any unauthorized assignment for the benefit of creditors, files any petition for reorganization, rearrangement of its business, enters bankruptcy, insolvency or receivership; or (iii) if C9I merges, consolidates or otherwise experiences any substantial change in management or control of more than 20% of its common stock or the equivalent, without obtaining Vivendi Universal Games’ prior written consent.

Upon expiration or termination of the license agreement for any reason, we are obligated to, among other things, immediately cease using any VUG trademarks, logos or trade names, as well as to cease the manufacture, distribution and sale of WoW game cards and online game points. We shall also immediately cease operations pertaining to the localized WoW. If the license agreement is terminated for cause for any reason other than our failure to obtain the requisite approvals and permits from the governmental authorities in China, then the recoupable advances due for the quarterly period in which the termination is effected, as well as the recoupable advances for the immediately following quarterly period, and all other payments due and owing will be immediately due and payable to Vivendi Universal Games within ten days of the effective date of termination, and we will not be entitled to any refund of any licensee fee or other payments we made pursuant to the license agreement.

Our business prospects also depend in part on our exclusive rights to operate other licensed games, including MU, Mystina Online, Granado Espada, Soul of the Ultimate Nation, Guild Wars, and Hellgate: London in China. If we are unable to maintain a satisfactory relationship with any of our online game developers, or if any of our online game developers either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us, our operating results and our business would be harmed and, the price of our ADSs and ordinary shares could decline.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands, and rely primarily on dividends and other distributions from our subsidiaries and affiliates in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government Regulations.” As of December 31, 2005, approximately RMB78.6 million (US$9.7 million) of our portion of the net assets of our affiliated entities and subsidiaries in China were subject to the regulatory restrictions on transfer to their shareholders in the form of cash dividends.

Regulation of Internet Business in China

The PRC government heavily regulates the Internet sector in China, including the legality of foreign investments in the PRC Internet sector, the permit requirements for companies in the Internet industry and the existence and enforcement of restrictions on Internet content and the licensing. See Item 4, “Information on the Company — Business Overview — Government Regulations.”

In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we operate our PRC online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT. Shanghai IT is ultimately owned by Jun Zhu and Jie Qin, both of whom are PRC citizens as well as shareholders of The9.

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. The issuance of Internet café licenses had been suspended for a period of time until 2005, and in some areas such suspension has not yet been lifted. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China, or any tightening of the governmental requirements relating to the customers’ age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner.

In 2005, GAPP issued “Trial standards for development of ‘anti-fatigue system’” to promote the development of anti-fatigue system which may limit the amount of time that a young or other user may continuously spend on an online game. The Ministry and Culture and the Ministry of Information Industry further jointly issued certain opinions on development and administration on online games, which require online game operators to verify the identity of a player and restrict the amount of time minors may spend on games, or even prohibit minors from accessing certain games. It is reported that the Ministry of Information Industry is drafting compulsory regulations to implement such requirements. We cannot be certain when these regulations will become effective, what form they will take or how they may affect our business. Should the PRC government continue to tighten its regulation of the Internet and online games, and its supervision of Internet cafés, this could limit or slow down our growth prospects, as well as reduce our revenues and earnings.

Certain PRC regulatory authorities have published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems. As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. To the extent that PRC regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Income and Business Taxes

Companies established in China are generally subject to the EIT, at a statutory rate of 33%. Currently, The9 China, C9I China, Shanghai IT and 9Webzen Shanghai are subject to a 15% EIT rate due to their place of incorporation in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai. In addition, C9I China is currently exempt from EIT as the applicable government authorities in Shanghai granted it the “high-technology enterprise” status. This tax status entitles C9I China to enjoy EIT exemption for 2005 and 2006. The continued eligibility of C9I China for such preferential tax treatment is subject to the applicable government authorities’ annual inspection of C9I China’s qualifications as a high-technology enterprise, which include achieving a specified percentage of qualifying sales revenue and product development expenses relative to total revenue. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — If tax benefits currently available to The9 China and C9I China are reduced or repealed, our business could suffer.”

The subsidiaries and affiliates of The9 and 9Webzen in China are subject to the business tax at a statutory rate of 5% of the gross revenues generated by each of them. This business tax is deducted from the total revenues of The9 and 9Webzen, as applicable.

Internal Control Over Financial Reporting

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to, beginning with the fiscal year ending after July 15, 2006, to include an internal control report of management with our annual report on Form 20-F. In addition, our independent registered public accounting firm is required to issue a written attestation as to the effectiveness of our internal controls over financial reporting.

In connection with our preparation of the financial statements for fiscal year 2005, our management concluded that, primarily due to the combined result of the following factors, as of December 31, 2005, we had a material weakness in internal control over financial reporting that would require us to enhance our procedures and systems relating to financial reporting. Specifically, there were two items which required adjustment under U.S. GAAP and which have been incorporated into our financial statements for fiscal year 2005: (i) adjustments relating to our acquisition of 31.1% in C9I (i.e., an adjustment in an amount of approximately $399,000 of goodwill and non-interest-bearing payable in connection with the acquisition, and an adjustment in an amount of approximately $255,000 of interest expense for the period subsequent to the acquisition); and (ii) a reclassification in the statement of cash flows of approximately RMB10 million from “cash flows provided by operating activities” to “effect of foreign exchange rate changes on cash in 2005” to properly reflect the effect of the revaluation of RMB. In addition, with respect to our internal control over financial reporting, our management identified deficiencies relating to the lack of evidence of review and monitoring over the financial closing as well as the reporting and disclosure process and procedures.

We have undertaken remedial measures and will continue to undertake remedial measures to make improvements in our internal control. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the detailed evaluation process, we may identify other conditions that may result in additional material weaknesses in the future; should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed, and have engaged professional consultants to assist us in performing the evaluation and designing steps for necessary remediation.

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

Revenue Recognition. We generate revenue from the sale of our prepaid game cards and prepaid online points for our online game products to distributors who in turn ultimately sell them to customers. Both prepaid cards and prepaid online points provide customers with a certain amount of game playing time that may be used for a pre-specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and recognized as revenue upon the actual usage of the game playing time by customers, when customers are no longer entitled to access our online games, or when the likelihood that we would provide further online game service to those customers becomes remote.

Our customers are required to activate their pre-paid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. We do not recognize revenues for game cards which are sold but not yet activated as we believe it is likely that some of these cards will be activated in the future and we will be required to provide services related to those cards. Future usage patterns may differ from the historical usage patterns on which our revenue recognition policy is based. We intend to continue to monitor the operational statistics and usage patterns to the inactive cards.

We sold our proprietary integrated membership management and payment system, Pass9, to third-party companies for RMB11.7 million (US$1.4 million) in 2005 and RMB14.9 million (US$1.8 million) in 2004 respectively. We recognized other income from our sale of Pass9 upon delivery of Pass9 to the purchaser. We do not believe that we have any future obligations associated with the sale and believe that the collectibility of the associated amount was reasonably assured as of December 31, 2004 and 2005.

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

Product Development. We recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” As such, we expense software development costs incurred prior to technological feasibility. Once a software product becomes technologically feasible, all subsequent software costs for that product are capitalized until that product is released for sale. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a product-by-product basis but typically occurs once the online game has reached open beta testing. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our incorporation, we have not capitalized any development costs because the amount qualifying for capitalization has been immaterial.

Income Taxes. We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon the differences between the carrying value of assets and liabilities for financial reporting and tax purposes at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse or our tax loss carry forwards expire, the outlook for the PRC economic environment, and the overall future industry outlook. We consider these factors in reaching our conclusion on the recoverability of the deferred tax assets and determine the valuation allowances necessary at each balance sheet date.

The9 China and C9I China are subject to EIT on the taxable income reported in its statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, The9 China and C9I are generally subject to EIT at a statutory rate of 33%. However, The9 China, C9I China and Shanghai IT are incorporated in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai and is therefore subject to a preferential 15% EIT rate. There is no guarantee that The9 China, C9I China and Shanghai IT will continue to be entitles to the reduced EIT rate of 15% in the future.

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

Property, Equipment and Software. In addition to the original cost of property, equipment and software, the carrying value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For each of 2002, 2003, 2004 and 2005, we did not recognize any impairment charges for property, equipment and software. Recognition of impairment charges require significant judgment. Any material differences to the estimated that had been used could result in differences in the amount and timing of the impairment charges.

Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to five years. The servers used for WoW are amortized over WoW’s remaining license period, which has a license period of four years commencing from June 2005. We use estimates and judgment in determining the useful life of our computers and equipment, and if different estimates of judgments had been utilized, the timing or the amount of depreciation recorded could be different. For example, if a useful life of 3 years were used, the amortization charges would have been decreased by approximately RMB 2.3 million in 2004, as a significant portion of the computer and equipment would have been fully depreciated by the end of 2003, and would have resulted in an increase in depreciation recorded for the year 2005 by approximately RMB8.5 million (US$1.1 million), as there were additional servers acquired for use for the WoW game in 2005.

Goodwill. We recognize goodwill as the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. We adopted SFAS No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with SFAS 142. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Impairment assessment of goodwill requires significant judgment, including assumptions used to determine the fair value of the reporting units. No goodwill impairment was recognized in 2005.

In August 2005, we acquired the remaining 31.1% of the shares of C9I, the company that operates WoW in mainland China, for US$ 40 million. Of this amount, we paid US$30 million in August 2005, and US$5 million in each of February 2006 and April 2006. In connection with this acquisition, we recorded RMB 30,199,751 as goodwill and also recorded intangible assets in the amount of RMB283.7 million (US$35.2 million) from the acquisition and amortized it over the remaining license terms of the WoW of approximately four years.

Intangible assets. Our intangible assets consist primarily of intangible assets from business combination and upfront licensing fees.

We apply criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144. “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS144”). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transaction are amortized over the remaining licensing term of the WoW game of approximately four years.

Upfront licensing fees paid to licensors are recognized as intangible assets and are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. We commence amortization of the upfront licensing fees upon the launch of the related online game.

Share-Based Compensation. We granted a total of 1,114,739 options in 2004 and 92,600 options in 2005 under our 2004 Stock Option Plan to some of our employees, directors and consultants.

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

We account for share based compensation arrangement with non-employees in accordance with SFAS No. 123. Under SFAS No. 123, share-based compensation expense is recognized based on the fair value of the option on the date of grant over the vesting period.

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

We recognized share-based compensation expense for the options granted to 9Webzen Shanghai’s employees of RMB5.6 million (US$0.7 million) for the year ended December 31, 2004 in accordance with EITF No. 00-12. Such expense has been included in Equity in Profit of Affiliated Companies. In January 2005, the employees of 9Webzen became our employees. As a result of the change in the aforementioned grantee’s employment status, the accounting of the related stock options will be accounted for prospectively in accordance with a new measurement date. The compensation expense recognized prior to the date of change was approximately RMB 0.4 million (US$0.05 million) in 2005.

On January 25, 2005, the employees of 9Webzen who received our options were transferred to The9 China on January 25, 2005. As a result of the changes in the grantees’ employment status, we began to account the related options in accordance with APB No. 25 based on a new measurement date. The effect of the transfer was deemed as a cancellation of the old options and grant of new options.

In December 2004, FASB issued FASB Statement No. 123(R), “Share-Based Payment”, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual period after June 15, 2005 based on the vesting terms of the share-based awards. We estimate the total stock option compensation expense related to the unvested options at December 31, 2005 upon adoption of FAS 123R to be approximately RMB 25.6 million (US$3.2 million), which would be recognized over the remaining vesting period of our stock option grants. Of this amount approximately RMB 13.8 million (US$1.7 million) will be recognized in 2006.

Impairment of Long-lived Assets and Intangible Assets. Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates of judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment provisions relating to intangible assets amounting to RMB5.7 million (US$709,938) was recognized in 2005.

Business Combinations. We account for our business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separate identifiable tangible assets, and liabilities we acquired based on their estimated fair values. We make estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as our experience with similar assets and liabilities in similar industries. If different judgment or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
Revenues:
Online game services	4.1%	1.0%	100.4%
Game operating support, website solutions and advertisement	81.4%	71.1%	1.3%
Short message services	—	32.0%	0.7%
Other revenues	19.9%	1.3%	2.8%
Sales taxes	(5.4%)	(5.4%)	(5.2%)

Net revenues	100.0%	100.0%	100.0%
Cost of services	(39.6%)	(26.3%)	(51.7%)

Gross profit (loss)	60.4%	73.7%	48.3%

Operating expenses:
Product development	(17.2%)	(26.0%)	(8.7%)
Sales and marketing	(23.1%)	(26.6%)	(13.3%)
General and administrative	(57.0%)	(49.2%)	(13.5%)

Total operating expenses	(97.3%)	(101.8%)	(35.5%)

(Loss) profit from operations	(36.9%)	(28.1%)	12.8%
Interest income (expenses), net	(8.4%)	0.2%	2.2%
Other income (expense), net	1.0%	45.5%	3.2%
Income tax benefit (expense)	35.7%	(14.6%)	0.0%
Minority interests	—	19.8%	(1.0%)
Gain on investment disposal	—	—	1.4%

Equity in profit (loss) of affiliated company, net of taxes	304.4%	47.7%	(3.0%)

Net income (loss)	295.8%	70.5%	15.6%

Year 2005 Compared to Year 2004

Revenues. Our revenues in 2005 substantially increased substantially to RMB489.2 million (US$60.6 million) from RMB36.6 million in 2004, primarily due to the substantial increase of our revenue from online game services, which was in turn due to our commercial operation of WoW in China since June 2005. As online games have a life span, which we believe is typically four to five years for successful online games, WoW’s remaining useful life will gradually come to an end. Accordingly, we do not expect to achieve the same revenue growth rate in future years as what we experienced in 2005.

Online Game Services. In 2005, revenues from online game services substantially increased to RMB466.6 million (US$57.8 million) from RMB0.4 million in 2004, primarily due to the increase in revenues we generated from our commercial operation of WoW in China since June 2005.

Game operating support, website solutions and advertisement. In 2005, revenues from game operating support, website solutions and advertisement decreased by 75.5% to RMB6.1 million (US$0.7 million) from RMB24.7 million in 2004. The decrease was primarily due to the decline in MU revenue.

Short Messaging Services. In 2005, revenues from our SMS service decreased by 69.1% from RMB11.1 million in 2004 to RMB3.4 million (US$0.4 million) in 2005, primarily because we allocated substantially all of our resources to online game operation and development.

Other Revenues. In 2005, revenues generated from other products and services substantially increased substantially to RMB13.2 million (US$1.6 million) from RMB0.5 million in 2004, primarily due to the sales of WoW-related accessories and merchandise in 2005.

Cost of Services. Cost of services in 2005 increased substantially to RMB240.4 million (US$29.8 million) from RMB9.1 million in 2004, primarily due to WoW-related costs, including the payment of royalties to VUG, that were incurred in 2005 but not in 2004.

Operating Expenses. Operating expenses in 2005 increased by 366.5% to RMB164.9 million (US$20.4 million) from RMB35.3 million in 2004, primarily due to the expenses relating to the launch and operation of WoW in China in 2005.

Product Development. Product development expenses in 2005 increased by 350.2% to RMB40.6 million (US$5.0 million) from RMB9.0 million in 2004, primarily due to the continued development of our first self-developed game, JJW, and a new 3D MMORPG we outsourced to a third party.

Sales and Marketing. Sales and marketing expenses in 2005 increased by 569.8% to RMB61.8 million (US$7.7 million) from RMB9.2 million in 2004. The increase was primarily due to WoW-related advertising and promotion activities conducted in 2005.

General and Administrative. General and administrative expenses in 2005 increased by 265.4% to RMB62.5 million (US$7.7 million) from RMB17.1 million in 2004, primarily due to increase of staff costs, which was in large part due to an increase in the number of our employees, expenses related to relocation to new premises, depreciation of fixed assets of new office and public company related professional fees, impairment provision for accounts receivable in connection with our SMS services and intangible assets related to our licenses for Zhi Zun and Mystina Online games.

Interest Income (Expenses), Net. Net interest income increased to RMB10.0 million (US$1.2 million) in 2005 from RMB0.08 million in 2004 due to the increase of our average cash balance, which was primarily attributable to the proceeds of our initial public offering in December 2004.

Income Tax Benefit (Expense). Income tax expenses decreased by 96.7% to RMB0.2 million (US$0.02 million) in 2005 from RMB5.1 million in 2004. In 2004, our effective tax rate was 83% mainly due to a near break-even accounting profit coupled with an add-back of non-deductible expenses for tax purpose. In 2005, our effective tax rate was close to nil primarily as a result of the EIT exemption enjoyed by C9I China, which contributed to a substantial majority of our net profit for the year.

Other Income, Net. Other income, net slightly decreased by 8.4% to RMB14.5 million (US$1.8 million) in 2005 from RMB15.8 million in 2004, primarily due to decreased income from sales of Pass9 of approximately RMB3.0 million (US$0.4 million), and foreign exchange loss due to the appreciation of the Chinese Renminbi in 2005 compared to 2004 of RMB9.7 million (US$1.2 million), partially offset by the financial subsidy of RMB13.4 million (US$1.7 million) from the local government received in 2005.

Equity in Profit of Affiliated Companies, Net of Taxes. In 2005, we recorded RMB13.7 million (US$1.7 million) of equity in losses from affiliated companies, net of taxes, compared to an income of RMB16.6 million (US$2.0 million) in 2004. This was primarily due to the decline in revenues of MU which resulted in a loss for 9Webzen in 2005. Additionally, other companies in which we have equity interests are still in the development or early game commercialization stages and recorded operating losses.

Net income. Net income in 2005 increased by 196.1% to RMB72.5 million (US$9.0 million) from RMB24.5 million in 2004, as a result of the cumulative effect of the above factors.

Year 2004 Compared to Year 2003

Revenues. Our revenues in 2004 increased by 112.1% to RMB36.6 million from RMB17.3 million in 2003, primarily due to the increase in revenues from our game operating support, website solutions and advertisement and SMS services, offset in part by the decrease in revenues from our online game service and other products and services. MU was commercially launched in February 2003.

Online Game Services. In 2004, revenues from online game services decreased to RMB0.4 million from RMB0.7 million in 2003, primarily due to the decrease in revenues we generated from the sale of playing time of the9 City.

Game operating support, website solutions and advertisement. In 2004, revenues from game operating support, website solutions and advertisement increased by 85.7% to RMB24.7 million from RMB13.3 million in 2003. The increase was primarily due to the increase in revenues from provision of MU-related game operating support services to 9Webzen. Pursuant to the amended revenue sharing arrangement which became effective from January 1, 2004, we are entitled to 10.5% of the revenues derived from MU in China. Prior to 2004, we were entitled to 5% of the total revenues derived from MU and a fixed annual license fee of RMB10,000 per month from 9Webzen. Another factor causing the increase in 2004 is that we recognized a total of RMB3.5 million advertisement revenue from Junnet Group, our exclusive nationwide distributor of our prepaid game cards, for our MU promotion services.

Short Messaging Services. We began offering SMS service near the end of 2003. In 2004, revenues from our SMS service amounted to RMB11.1 million, representing 30.3% of our total net revenues.

Other Revenues. In 2004, revenues generated from other products and services decreased to RMB0.5 million from RMB3.3 million in 2003, primarily because of the decrease in revenues from 9Webzen for our promotion of MU and non-recurring technical consulting revenues earned in 2003.

Cost of Services. Cost of services in 2004 increased by 40.0% to RMB9.1 million from RMB6.5 million in 2003, primarily due to increased costs for upgrading the Pass9 system and SMS services. In 2004, The9 incurred approximately RMB0.7 million to develop better security features to the Pass9 system to enhance data integrity. In addition, our cost of services in 2004 included compensation and benefits to additional personnel we hired in connection with SMS services, which commenced near the end of 2003.

Operating Expenses. Operating expenses in 2004 increased by 122% to RMB35.3 million from RMB15.9 million in 2003, primarily due to increases in product development expenses and general and administrative expenses, partially offset by a decrease in sales and marketing expenses.

Product Development. Product development expenses in 2004 increased by 221.4% to RMB9.0 million from RMB2.8 million in 2003, primarily due to expansion of our internal game development capabilities and increased expenditures to further upgrade our website.

Sales and Marketing. Sales and marketing expenses in 2004 increased by 142.1% to RMB9.2 million from RMB3.8 million in 2003. The increase was primarily due to increased advertising and promotion activities relating to Mystina Online, which commenced open beta testing in September 2004, and due to the preliminary launch preparation of WoW’s beta testing in China in early 2005.

General and Administrative. General and administrative expenses in 2004 increased by 83.9% to RMB17.1 million from RMB9.3 million in 2003, primarily due to the hiring of additional general and administrative personnel to prepare for the operation of WoW, Mystina Online and Joyful Journey West, increase in related office rental cost, and professional service fees in connection with our initial public offering in 2004.

Interest Income (Expenses), Net. Net interest income in 2004 was RMB0.08 million, and net interest expense in 2003 was RMB1.4 million. In 2003, we accrued interest on the October 2001 and October 2002 convertible loans issued to us by Bosma Limited and Jun Zhu. In January 2004, Bosma Limited and Jun Zhu converted the October 2001 loans into our Series A convertible preferred shares, and therefore, we no longer paid interest on those particular loans after January 2004.

Income Tax Benefit (Expense). Income tax expenses in 2004 was RMB5.1 million, and income tax benefit in 2003 was RMB5.9 million, primarily because The9 China, our operating subsidiary in China, did not become profitable until 2004.

Other Income, Net. Other income, net increased substantially to RMB15.8 million in 2004 from RMB0.2 million in 2003, primarily due to the proceeds from sales of our Pass9 system in 2004.

Equity in Profit of Affiliated Companies, Net of Taxes. Equity in profit (loss) of affiliated companies, net of taxes for in 2004 decreased by 66.7% to RMB16.6 million from RMB 49.9 million in 2003, primarily due to the decrease in net income of 9Webzen.

Net income. Net income in 2004 decreased to RMB 24.5 million from RMB48.5 million in 2003, as a result of the cumulative effect of the above factors.

9Webzen’s Results of Operations

The results of operations of 9Webzen, which was material to us in the years ended December 31 2003 and 2004, are presented separately in the following paragraphs, For a more detailed discussion of 9Webzen’s historical operating and financial information, see our annual report on Form 20-F for the year 2004 filed with the SEC on June 30, 2005.

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	RMB	RMB	RMB	US$ (unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	57,711	35,076	148,899	18,451
Net cash provided by (used in) investing activities	(1,967)	(126,260)	(483,651)	(59,931)
Net cash provided by (used in) financing activities	1,527	821,699	39,474	4,891
Effect of foreign exchange rate changes on cash	(133)	124	(9,882)	(1,224)
Net increase (decrease) in cash and cash equivalents	57,138	730,639	(305,160)	(37,813)
Cash and cash equivalents at beginning of period	5,628	62,766	793,405	98,313
Cash and cash equivalents at end of period	62,766	793,405	488,245	60,500

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

Lastly, we have financed our operations through our operating activities. As of December 31, 2005, we had RMB488.2 million (US$60.5 million) in cash and cash equivalents. For the foreseeable future, our liquidity will be heavily dependent on cash flow generated by operating activities.

Net cash provided by operating activities was RMB148.9 million (US$18.5 million) in 2005 compared to RMB35.1 million in 2004 primarily due to the significant increase of our revenue from online game services, which was primarily due to our commercial launch of WoW in China in June 2005. Net cash provided by operating activities was RMB35.1 million in 2004 compared to RMB57.7 million in 2003 primarily because as of the second quarter of 2004, we ceased to collect payments for prepaid MU playing time on behalf of 9Webzen, and because in 2004, we repaid some of the historical cash collected from MU to 9Webzen.

Net cash used in investing activities was RMB483.7 million (US$ 59.9) in 2005, compared to RMB126.3 million in 2004 and RMB2.0 million in 2003. This significant increase from 2004 to 2005 was primarily due to additional investments in C9I in connection to our commercial launch of WoW in June 2005. The increase from 2003 to 2004 was due primarily to our investment in C9I.

Capital Expenditures

Capital Expenditures. We made capital expenditures of RMB1.1 million, RMB6.0 million and RMB264.9 million (US$32.8 million) in 2003, 2004 and 2005, respectively. The capital expenditures in the past principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. Our capital expenditures in 2005 primarily consist of funding for the commercial launch of the WoW and Mystina Online games and the purchase of additional computer software, servers and other equipment in connection with the commercial launch of these games. However, if we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds. Our capital expenditures in 2006 are expected to amount to approximately RMB147 million.

C.	Research and Development

Our research and development efforts are primarily focused on the localization of licensed games from foreign developers, the development of our proprietary online games, and the maintenance of our websites. We intend to maintain our internal game development capabilities and license more new games that are attractive to users in China.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Other than our operating leases, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to office premises. The following table sets forth our commitments under operating leases as of December 31, 2005:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in US$)
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	8,627,437	6,492,249	2,135,188	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	—	—	—	—	—
Total	8,627,437	6,492,249	2,135,188	—	—

In addition to the leasing obligations set forth above, we have contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by us. The following table sets forth our committed advance payments of royalties from sales of WoW playing time in China as of December 31, 2005.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in US$)
Advance Payment of WoW-related Royalties	38,310,840	7,424,981	25,729,622	5,156,237	—

The following two paragraphs describe royalties and other amounts that we have agreed to pay in connection with our licensing and operation of WoW in China.

In connection with our licensing and operation of WoW in China, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004 and the first year minimum royalty guarantee of US$13.0 million in 2005. We are also obligated to commit no less than approximately US$13.0 million in the marketing and promotion of WoW in China during the term of the license agreement. As security for each advance payment, C9I China is obligated to procure a standby letter of credit prior to each relevant period.

As part of our commitment to the marketing and promotion of WoW in China, in April 2006, we renewed our joint marketing relationship with Coca-cola (China) Beverages Limited to jointly advertise the WoW game with the Coca-cola brand in mainland China. We have agreed to invest a minimum of US$1.6 million in such joint marketing activities in 2006.

Other than WoW-related royalty payment obligations, as of December 31, 2005, the total outstanding license fees, guaranteed minimum royalties, marketing expenses and other amounts we were required to pay within the next five years under other license agreements were approximately US$25.7 million, excluding royalties based on the actual sale of game playing time that are payable in addition to the guaranteed minimum royalties. Additionally, we have agreed with Webzen to incur marketing expenses related to the SUN game amounting to approximately US$3 million for the first year after our execution of the license agreement with Webzen, and similar amounts to be agreed upon between Webzen and us for each of the two years thereafter.

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange currently limit our ability to receive and use our revenues effectively.”

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

We adopted SFAS No.123R and related FASB staff positions beginning January 1, 2006 and select the modified prospective transitional method. Upon adoption, we will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123. New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R. We estimate the total stock option compensation expense related to the unvested options at December 31, 2005 upon adoption of FAS 123R to be approximately RMB 25.6 million (US$3.2 million), which would be recognized over the remaining vesting period of our stock option grants. Of this amount approximately RMB 13.8 million (US$1.7 million) will be recognized in 2006.

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS No.151”). SFAS No.151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of SFAS No.151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No.151 to have a material impact on the our financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29 (“SFAS No.153”). SFAS No.153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No.153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No.153 to have a material impact on the our financial position or results of operation.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No.3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principal, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the Emerging Issues Task Forces’ Issue No.05-06, Determining the Amortization Period for Leasehold Improvements (“EITF No.05-06”). EITF No.05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition of the purchase. The provisions of EITF No.05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. We believe the adoption of EITF No.05-06 will not have a significant impact on our financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and executive officers and their respective ages and positions as of the date of this report are as follows:

Directors, Director Nominees and Executive Officers	Age	Position/Title

Jun Zhu	39	Chairman of the Board and Chief Executive Officer

Stephen C. K. Law	43	Director

Chao Y. Wang(1)(2)	41	Independent Director

Davin Alexander Mackenzie(1)(2)	45	Independent Director

Ka Keung Yeung(1)(2)	47	Independent Director

Jie Qin(3)	33	Senior Vice President

Hannah Lee	32	Vice President and Chief Financial Officer

Xudong He	33	Vice President

Jun Yao	36	Vice President

Nancy Zhou	52	Vice President – Operations

Chris Shen	38	Vice President – Marketing

Alan Chen(4)	45	Vice President and Chief Technology Officer

(1)	Member of Compensation Committee.

(2)	Member of Audit Committee.

(3)	Mr. Qin has resigned as Senior Vice President, effective July 1, 2006.

(4)	Mr. Chen has been appointed as Vice President and Chief Technology Officer, effective July 1, 2006.

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

Jie Qin is one of the co-founders of our company. Mr. Qin had served as a director of our company from December 2004 to July 2005. Mr. Qin has served as our Senior Vice President since March 2004. Prior to that, he had served at a number of positions at our company, including as the chief operating officer. Prior to founding The9, Mr. Qin co-founded Flagholder New Technology Co. in 1997 and served as its director from 1997 to 1999. From 1995 to 1997, Mr. Qin was an engineer of Inventec (Shanghai) Electronics Technology Co. Ltd. Mr. Qin received his Bachelor’s degree from Shanghai Jiao Tong University. Mr. Qin has resigned as Senior Vice President, effective as of July 1, 2006.

Stephen Cheuk Kin Law has served as a member of our board of directors since February 2004. In July 2000, Mr. Law joined the Morningside group, an international investment group of companies that manage and, in some cases, fund investments in a wide range of businesses and projects in established and emerging industries in Asia Pacific, North America and Europe. He is currently Director, Finance & Corporate Development, of Morningside Technologies Inc. and was the Chief Financial Officer of Media Partners International Holdings Inc. until it was acquired by JC Decaux Pearl & Dean, Ltd. From 1995 to July 2000, Mr. Law worked in different positions with Wheelock and Wharf Groups, where he gained extensive internet, media and corporate finance experience. Prior to working for Wheelock, Mr. Law had served as regional financial controller for a number of international corporations. Mr. Law has also served on the board of several companies, including Media Partners International Group Ltd., BatesAsia Hong Kong Limited and Communication Central Group. Mr. Law is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants, and a registered practicing Certified Public Accountant in Hong Kong. He holds a Bachelor’s degree from the University of Birmingham, United Kingdom and an MBA degree from the University of Hull, United Kingdom. The business address for Mr. Law is 22nd Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in Greater China. Before founding ChinaEquity in 1999, Mr. Wang had spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he headed Morgan Stanley’s Beijing operation for three years. Mr. Wang presently serves on the board of directors of several companies including Rising Tech Co., Infront Sport Media and Marketing (Asia) Co., Ltd., Fans Media Co., Ltd., and AC China Team Holding Co. Mr. Wang holds a Bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University. Mr. Wang’s business address is Suite 516, West Tower, China World Trade Center, No. 1 Jianguomenwai Ave., Beijing 100004, PRC.

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is the Managing Director and Beijing Representative of Peak Capital, a private equity firm focused on China investments. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the Country Manager for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an M.A. degree in International Studies and an MBA degree from the Wharton School of the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School in Boston, Massachusetts.

Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung is the Executive Vice President and Chief Financial Officer of Phoenix Satellite Television Holdings Limited in charge of corporate finance and administration. He is also the Company Secretary and Qualified Accountant of Phoenix Satellite Television Holdings Limited. Mr. Yeung joined Phoenix in March 1996 and is in charge of all of Phoenix’s internal and external financial management and arrangements as well as the supervision of administration and personnel matters. Mr. Yeung graduated from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the field of finance and business development.

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

Xudong He has served as our Vice President since March 2004. He was our Vice President and Financial Controller from 2000 to 2001 and Vice President and acting Chief Operating Officer from January 2002 to February 2004. Prior to joining us, Mr. He held a number of positions at PricewaterhouseCoopers in China, including senior consultant and auditor from 1995 to 2000. Mr. He received his Bachelor’s degree from Fudan University and MBA degree from Shanghai Jiao Tong University. Mr. He is a member of China Institute of Certified Public Accountants.

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

Nancy Zhou has served as our Vice President – Operations since September 2005. Prior to joining The9, Ms. Zhou served as Vice President, Operations for UT Starcom in China since 2003. Ms. Zhou had also served in various capacities at Nortel Networks in Canada from 1993 to 2003, last serving as Vice President of Global Marketing and Director of Global Customer Research. During her career with Nortel, Ms. Zhou had served in numerous capacities, including Senior Manager of Corporate Marketing, Manager of Product Cost Management, and as Senior Technical Trainer. Ms. Zhou is a graduate of the Beijing University of Aeronautics & Astronautics, receiving a Masters degree in Electrical Engineering. She has also received an MBA degree from the University of Toronto, Canada.

Chris Shen has served as our Vice President – Marketing since January 1, 2006. Mr. Shen joined The9 in August 2005 as our Senior Director of Marketing and is in charge of The9’s marketing and public relations activities. Prior to joining The9, Mr. Shen served as Group Account Director and Account Director for several renowned advertising agencies in Shanghai and Taipei, mainly focused on servicing multinational brands of different industries, including fast-moving consumer goods, financial services and retailing. During the past 12 years, Mr. Shen helped numerous local and international brands plan and execute various marketing initiatives, resulting in these brands’ excellent performance in their respective markets. Mr. Shen received his Bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

Alan Chen has been appointed as our Vice President and Chief Technology Officer, effective as of July 1, 2006. Prior to joining The9, Mr. Chen served as Executive Vice President at Hewlett-Packard (China) Co., Ltd. in the Technology Services Group. He also served as Vice President of Professional Services, Greater China, at Lucent Technologies (China) Limited. Mr. Chen received his Bachelor’s degree in Telecommunication Engineering from Beijing University of Posts and Telecommunications, and his Masters degree in Computer and Telecommunication Engineering jointly from Beijing University of Posts and Telecommunications and Hong Kong Polytechnic University. He also holds a Ph.D. degree in Electrical Engineering from the University of Ottawa, Canada.

B.	Compensation of Directors and Executive Officers

In 2005, the aggregate cash compensation to our executive officers was approximately RMB6.1 million (US$0.76 million). We paid a total of RMB1.0 million (US$0.13 million) in cash to our non-executive directors for their services in 2005. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved a 2004 stock option plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. We have reserved 1,345,430 ordinary shares under our 2004 option plan, 1,056,819 of which were granted as at December 31, 2005, excluding options forfeited pursuant to the terms of our 2004 stock option plan. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our 2004 stock option plan as of December 31, 2005.

	Ordinary Shares Underlying Options Granted*	Exercise Price	Date of Grant	Date of Expiration
Stephen Law	14,300	17.00	December 15, 2004	November 25, 2009
Hannah Lee	134,543	17.00	December 15, 2004	November 25, 2009
Chao Y. Wang	14,300	17.00	December 15, 2004	November 25, 2009
Jun Yao	67,272	17.00	December 15, 2004	November 25, 2009
Ka Keung Yeung	14,300	17.50	October 5, 2005	November 25, 2009
Davin Alexander Mackenzie	14,300	17.50	October 5, 2005	November 25, 2009
Other individuals as a group	797,804	17.00	December 15, 2004	November 25, 2009

*	Excluding 150,520 options forfeited as at December 31, 2005 pursuant to the terms of our 2004 stock option plan.

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

Vesting Schedule. Options granted under our stock option plan vest over a two to four year period following a specified vesting commencement date. In general, our options vest over four years, and in such case, twenty-five percent of the options granted vest at the end of each year beginning from the first anniversary of the vesting commencement date, subject to the optionee continuing to be a service provider on each vesting date.

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

In 2005, our directors met in person for four times or passed resolutions by unanimous written consent for nine times. No director attended fewer than 100% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Stephen Law, Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Audit Committee. In 2005, our audit committee held four meetings. Our audit committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 4200 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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

Compensation Committee. In 2005, our compensation committee did not hold any meeting. Our compensation committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom meet the “independence” definition under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation for our seven most senior executives;

•	reviewing the compensation of our other employees and recommending any proposed changes to the management;

•	reviewing and approving director and officer indemnification and insurance matters;

•	reviewing and approving any employee loans in an amount equal to or greater than US$60,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

Terms of Directors

Our board of directors are currently divided into two classes with different terms, each of which expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors hold office until the date of the annual general meeting of shareholders to be held in 2006, and Jun Zhu and Stephen Law, each of whom represents a major shareholder of our company, will hold office until the date of the annual general meeting of shareholders to be held in 2007.

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

As of December 31, 2005, we had 854 employees, including 66 in management and administration, 542 in our customer service center, 109 in game operation, sales and marketing, and 137 in product development including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2006, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu(3)	6,597,334	26.9
Jie Qin(4)	878,193	3.6
Xudong He(5)	113,000	—
All Directors and Senior Executive Officers as a Group(6)	7,588,527	31.0
Principal shareholders:
Bosma Limited(7)	6,422,834	26.2

-	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership is based on 24,496,140 ordinary shares outstanding as of March 31, 2006, excluding shares underlying outstanding options as of that date.

(3)	Consists of 6,597,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Includes 579,596 ordinary shares held by Air Tech Ventures Limited, a British Virgin Islands company 100% owned by Mr. Jie Qin. Mr. Qin is Ms. Jing Fei Zhou’s husband. Magic Health Limited, a British Virgin Islands company wholly owned by Ms. Jing Fei Zhou, owns 298,597 ordinary shares of our company. The business address for Mr. Qin is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(5)	Includes 113,000 ordinary shares held by Mr. He. The business address for Mr. He is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(6)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Jun Zhu, Jie Qin and Xudong He, and exclude shares underlying options held by our directors and officers.

(7)	Consists of 6,422,834 ordinary shares held by Bosma. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Arrangements with Affiliated PRC Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in the Internet content provision, Internet culture operation and Internet publishing businesses in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT under which Shanghai IT, The9 China and 9Webzen Shanghai jointly operate the MU game in China and share the revenues from MU. C9I China has entered into similar contractual arrangements with Shanghai IT and The9 China to jointly operate WoW in mainland China and to share the revenues from operating WoW in China.

Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China; Shanghai IT is owned by Jun Zhu, our Chief Executive Officer and shareholder, and Jie Qin, our Senior Vice President (through June 30, 2006) and shareholder. Shanghai Advertisement holds the requisite license for conducting the advertising business in China; Shanghai Advertising is owned by Shanghai IT and Xudong He, our Vice President and Chief Operating Officer.

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

Master Agreement for MU. The9 China, 9Webzen and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 China acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of the domain name www.muchina.com and Internet content provider. The parties share the revenues generated by MU in China pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to the amounts being RMB10 per average concurrent user per month, but in any case no more than 5.5% of net revenue; (ii) The9 China is entitled to 5% of the net revenue; and (iii) 9Webzen is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 China.

Master Agreement for WoW. The9 China, C9I China and Shanghai IT have entered into a master agreement in connection with operation WoW in China and providing services to customers jointly. Under the agreement, The9 China acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; C9I China acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW. The revenues generated by WoW in China are shared by C9I China, Shanghai IT and The9 China pursuant to following revenue sharing provisions set forth in the master agreement in connection with operating WoW in China: (i) Shanghai IT is entitled to RMB10,000 per month; (ii) The9 China is entitled to 5% of the net revenue, less the RMB10,000 per month paid to Shanghai IT; and (iii) C9I China is entitled to the remaining 95% of the net revenue.

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

Call Option Agreements. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the minimum amount permitted by applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Shanghai IT without our prior written consent. We and the only individual shareholder of Shanghai Advertisement have entered into a similar call option agreement.

Loan Agreements. From 2002 to May 2005, we loaned a total of RMB23.0 million to Jun Zhu and Jie Qin, the shareholders of Shanghai IT, solely for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan shall become immediately due and payable when we send a written notice to the borrowers requesting repayment. Jun Zhu and Jie Qin have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

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

In April 2005, concurrently with our execution of a loan agreement to grant China Interactive a US$6.0 million, interest-bearing loan, China Interactive granted an option to us purchase all C9I’s shares held by China Interactive at the total purchase price equal to the principal amount of the loan plus the interest accrued thereon. We may exercise the option, in whole or in part, only if China Interactive fails to repay the loan and interest accrued thereon in full on the maturity date of the loan or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. The loan matures one year from the date on which the loan was made. China Interactive has pledged all of its C9I shares to us to secure the due and timely performance of its obligations under the loan agreement. In July 2005, we signed a term sheet to purchase the remaining 31.1% interest in C9I from China Interactive for a total purchase price of US$40 million, payable at four installments. We acquired the remaining interest and C9I became our wholly-owned subsidiary in late August 2005. As of the date of this report, the US$40 million purchase price has been paid in full.

Investments in Affiliated Companies

In December 2005, we entered into an agreement with Webzen, Inc. to sell our 21% interest in 9Webzen to Webzen, Inc. for a total consideration of US$2.8 million (approximately RMB 22.2 million). After completion of the sale, our interest in 9Webzen was reduced from 51% to 30%.

In June 2005, we entered into a joint venture agreement through Spring Asia with Softworld, Ltd., and established GFD, Inc., or GFD. We currently own 30% of GFD, and Softworld, Ltd. owns the remaining 70%. Our total investment in this joint venture was RMB 12.1 million (US$1.5 million). GFD holds an exclusive license to operate the WoW game in China outside of mainland China.

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

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

We rely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current PRC laws, regulations and accounting standards, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies. Our affiliated entities in China are also required to transfer between 5% to 10% of their after-tax profits to the statutory public welfare reserve. In addition, at the discretion of their respective board of directors, our subsidiaries and affiliated entities in China may allocate a portion of their respective after-tax profits to their enterprise expansion funds, staff welfare and bonus funds and discretionary surplus reserve. Staff welfare and bonus reserve funds may not be distributed to equity owners except in the event of liquidation.

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

For the year ended December 31, 2004, the trading price ranged from US$21.00 to US$24.10 per ADS. For the year ended December 31, 2005, the trading price ranged from US$13.69 to US$28.51 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the last quarter in 2004 and the four quarters in 2005 and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2004	25.25	17.49
First Quarter 2005	24.11	16.46
Second Quarter 2005	27.5	14.55
Third Quarter 2005	28.51	17.86
Forth Quarter 2005	19.77	13.69
Monthly Highs and Lows
November 2005	19.50	14.15
December 2005	18.00	13.69
January 2006	20.38	15.50
February 2006	22.45	19.14
March 2006	31.94	20.50
April 2006	31.77	28.20
May 2006	31.25	21.56
June 2006 (through June 20)	27.94	21.82

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq National Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

Cayman Islands Taxation

In the opinion of our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

•	a citizen or individual resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are a beneficial owner of ADSs or ordinary shares and you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

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

With respect to individual taxpayers for taxable years beginning before January 1, 2011, such dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize generally will be treated as United States source income or loss (in the case of loss, subject to certain limitations).

Passive Foreign Investment Company

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2005. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our passive foreign investment company status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company in future taxable years. If we are a passive foreign investment company for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which you own ADSs or ordinary shares. However, if we cease to be a passive foreign investment company, you may avoid some of the adverse effects of the passive foreign investment company regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

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

If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for such stock of a passive foreign investment company to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange for these purposes. Accordingly, if the ADSs remain listed on Nasdaq and are regularly traded, the mark-to-market election would be available to you if you hold ADSs, were we to become a passive foreign investment company.

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

You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are an individual who is present in the United States for 183 days or more and certain other conditions exist.

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

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate U.S. Holder and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate U.S. Holder and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder who:

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

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are timely filed.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company — Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 5, “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, solely because of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective.

Internal Control over Financial Reporting

In connection with our preparation of the financial statements for fiscal year 2005, our management concluded that, primarily due to the combined result of the following factors, as of December 31, 2005, we had a material weakness in internal control over financial reporting that would require us to enhance our procedures and systems relating to financial reporting. Specifically, there were two items which required adjustment under U.S. GAAP and which have been incorporated into our financial statements for fiscal year 2005: (i) adjustments relating to our acquisition of 31.1% in C9I (i.e., an adjustment in an amount of approximately $399,000 of goodwill and non-interest-bearing payable in connection with the acquisition, and an adjustment in an amount of approximately $255,000 of interest expense for the period subsequent to the acquisition); and (ii) a reclassification in the statement of cash flows of approximately RMB10 million from “cash flows provided by operating activities” to “effect of foreign exchange rate changes on cash in 2005” to properly reflect the effect of the revaluation of RMB. In addition, with respect to our internal control over financial reporting, our management identified deficiencies relating to the lack of evidence of review and monitoring over the financial closing as well as the reporting and disclosure process and procedures.

We have undertaken remedial measures and will continue to undertake remedial measures to make improvements in our internal control. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the detailed evaluation process, we may identify other conditions that may result in additional material weaknesses in the future; should we discover such conditions, we will take action to correct them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed, and have engaged professional consultants to assist us in performing the evaluation and designing steps for necessary remediation.

Changes in Internal Control

There were no adverse changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

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

	2003	2004	2005
Audit fees(1)	Nil	RMB1,986,360	RMB3,066,676	US$	380,000
Audit-related fees(2)	Nil	RMB6,290,140	Nil		Nil
Tax fees	Nil	Nil	Nil		Nil
All other fees	Nil	Nil	Nil		Nil

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2003, December 31, 2004 and December 31, 2005.

We engaged PricewaterhouseCoopers in 2004. Accordingly, there were no fees billed to us by PricewaterhouseCoopers prior to 2004. In addition to the fees as indicated in the table above, PricewaterhouseCoopers also provided audit and other professional services to 9Webzen, our affiliated entity. Total service fees billed to 9Webzen related to these professional services in 2004 and 2005 amounted to US$80,000 and US$135,000, respectively.

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

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.1	Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.1	Form of The9 Limited Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-120810) on November 26, 2004.

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

Exhibit Number	Document

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 China (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 China and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 China, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 China, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 China and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Universal Games Inc. and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.13	Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Shareholders’ Agreement, dated April 16, 2004, by and among The9 Limited, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.18	Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.19	Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.20	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.21	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22*	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located

4.23*	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd.

4.24*	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.25*	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.26*	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.27*	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.28*	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.29*	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.30*	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc.

4.31*	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited

8.1*	Subsidiaries of The9 Limited

11.1	Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Fangda Partners

*	filed with the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED

By	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: June 30, 2006

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF THE9 LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows expressed in Renminbi present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

June 15, 2006

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)
Revenues:
Online game services		673,917	357,085	466,554,760	57,812,044
Game operating support, website solutions and advertisement		13,335,903	24,699,918	6,050,065	749,680
Short message services		—	11,110,703	3,429,315	424,936
Other revenues		3,258,409	467,685	13,156,712	1,630,283

		17,268,229	36,635,391	489,190,852	60,616,943
Sales taxes		(882,936)	(1,912,870)	(24,164,182)	(2,994,248)

Net revenues		16,385,293	34,722,521	465,026,670	57,622,695

Cost of services		(6,491,726)	(9,138,206)	(240,415,737)	(29,790,555)

Gross profit		9,893,567	25,584,315	224,610,933	27,832,140

Operating expenses:
Product development		(2,810,108)	(9,027,559)	(40,642,275)	(5,036,093)
Sales and marketing		(3,779,945)	(9,226,786)	(61,805,046)	(7,658,428)
General and administrative		(9,340,539)	(17,092,563)	(62,450,984)	(7,738,468)

Total operating expenses		(15,930,592)	(35,346,908)	(164,898,305)	(20,432,989)

Profit (loss) from operations		(6,037,025)	(9,762,593)	59,712,628	7,399,151
Interest income (expenses), net		(1,380,556)	81,244	10,021,605	1,241,804
Other income, net	5	165,063	15,791,652	14,467,150	1,792,663

Income (loss) before income tax benefit (expense), gain on investment disposal, equity in profit (loss) of affiliated company and minority interests		(7,252,518)	6,110,303	84,201,383	10,433,618
Income tax benefit (expense)	11	5,850,071	(5,073,476)	(168,255)	(20,849)

Income (loss) before gain on investment disposal, equity in profit(loss) of affiliated companies and minority interests		(1,402,447)	1,036,827	84,033,128	10,412,769
Gain on investment disposal	7	—	—	6,715,917	832,187
Equity in profit (loss) of affiliated companies, net of taxes	7	49,877,081	16,571,293	(13,736,790)	(1,702,162)
Minority interests		—	6,871,215	(4,540,568)	(562,634)

Net income		48,474,634	24,479,335	72,471,687	8,980,160

Accretion to Series A Preference Shares	17	(2,534,139)	(3,327,633)	—	—
Amounts allocated to Series A Preference Shares	17	(14,241,553)	(9,104,948)	—	—

Net income attributable to ordinary shareholders		31,698,942	12,046,754	72,471,687	8,980,160

Other comprehensive income(loss):
Translation adjustments		(133,433)	124,370	73,963	9,165

Comprehensive income		48,341,201	24,603,705	72,545,650	8,989,325

Earnings per share	17
- Basic		3.21	1.17	3.00	0.37

- Diluted		1.94	0.87	2.92	0.36

Weighted average shares outstanding	17
- Basic		9,867,000	10,276,070	24,192,113	24,192,113

- Diluted		17,195,750	14,528,103	24,804,997	24,804,997

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

	Note		December 31, 2004	December 31, 2005	December 31, 2005
			RMB	RMB	US$
					(Unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents			793,405,288	488,244,667	60,499,699
Accounts receivable			16,686,079	10,593,866	1,312,714
Due from related parties	16		4,883,135	12,395,125	1,535,913
Advances to suppliers			15,591,310	4,289,443	531,516
Prepayments and other current assets			16,022,357	28,395,864	3,518,607
Prepaid royalties	10		—	42,995,946	5,327,742
Deferred costs	10,2	(j)	—	24,075,214	2,983,224
Dividend receivable			8,442,030	—	—

Total current assets			855,030,199	610,990,125	75,709,415

Investment in affiliated companies	7		88,338,021	46,835,993	5,803,573
Property, equipment and software	8		8,082,280	231,436,683	28,677,936
Goodwill	6		—	30,199,751	3,742,132
Intangible assets	9		33,293,989	289,035,226	35,815,126
Long-term deposits			314,466	3,132,338	388,136
Loan receivable from a related party	16		38,386,260	—	—
Deferred tax assets, non-current	11		3,150,000	2,104,464	260,770

Total assets			1,026,595,215	1,213,734,580	150,397,088

LIABILITIES
Current liabilities:
Accounts payable			2,272,194	15,948,674	1,976,243
Due to related parties	16		124,251,127	3,181,004	394,167
Income tax payable			607,560	—	—
Other taxes payable			1,299,680	8,123,356	1,006,587
Advances from customers	2(j)		1,488,478	61,651,267	7,639,373
Deferred revenue	2(j)		2,222,284	76,514,940	9,481,170
Other payables and accruals			15,640,310	26,793,070	3,320,000
Deferred tax liability, current	11		1,483,291	—	—
Acquisition related liability	6		—	79,537,653	9,855,723

Total current liabilities			149,264,924	271,749,964	33,673,263

Minority interests			12,165,055	—	—
Commitments and contingencies	19		—	—	—
Shareholders’ equity
Common shares (US$0.01 par value; 100,000,000 shares authorized and 24,186,250 shares issued and outstanding as of December 31, 2004,100,000,000 shares authorized and 24,214,130 shares issued and outstanding as of Dec 31, 2005)			2,001,781	2,004,033	248,325
Additional paid-in capital			855,797,000	860,214,342	106,591,452
Deferred stock-based compensation			—	(145,864)	(18,074)
Statutory reserves	2(q)		54,172	54,172	6,712
Accumulated other comprehensive (loss)/ income			(14,617)	59,346	7,354
Retained earnings			7,326,900	79,798,587	9,888,056

Total shareholders’ equity			865,165,236	941,984,616	116,723,825

Total liabilities and shareholders’ equity			1,026,595,215	1,213,734,580	150,397,088

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income(loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2002	9,867,000	816,919	438,717	—	—	(5,554)	(59,711,125)	(58,461,043)
Accretion for Series A Preference Shares	—	—	—	—	—	—	(2,534,139)	(2,534,139)
Net income	—	—	—	—	—	—	48,474,634	48,474,634
Cumulative translation adjustment	—	—	—	—	—	(133,433)	—	(133,433)

Balance as of December 31, 2003	9,867,000	816,919	438,717	—	—	(138,987)	(13,770,630)	(12,653,981)

Accretion for Series A Preference Shares	—	—	—	—	—	—	(3,327,633)	(3,327,633)
Waiver of October 2001 Loans interest	—	—	1,727,359	—	—	—	—	1,727,359
Net income	—	—	—	—	—	—	24,479,335	24,479,335
Conversion of Series A Preference Shares into Common Shares	8,008,000	662,782	45,182,854	—	—	—	—	45,845,636

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares	6,311,250	522,080	802,816,821	—	—	—	—	803,338,901
Options granted to 9Webwen’s employees (Note 15)	—	—	5,631,249	—	—	—	—	5,631,249
Appropriations to statutory reserves	—	—	—	—	54,172	—	(54,172)	—
Cumulative translation adjustment	—	—	—	—	—	124,370	—	124,370

Balance as of December 31, 2004	24,186,250	2,001,781	855,797,000	—	54,172	(14,617)	7,326,900	865,165,236

Net income	—	—	—	—	—	—	72,471,687	72,471,687
Cumulative translation adjustment	—	—	—	—	—	73,963	—	73,963
Issuance of ordinary shares from stock option exercise	27,880	2,252	3,829,387	—	—	—	—	3,831,639
Options granted to 9Webzen’s employees (Note 15)	—	—	372,981	—	—	—	—	372,981
Employee share based compensation	—	—	214,974	(214,974)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	69,110	—	—	—	69,110

Balance as of December 31, 2005	24,214,130	2,004,033	860,214,342	(145,864)	54,172	59,346	79,798,587	941,984,616

Balance as of December 31, 2005 (US$ except share data, unaudited, Note 3)	24,214,130	248,325	106,591,452	(18,074)	6,712	7,354	9,888,056	116,723,825

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Cash flows from operating activities:
Net income	48,474,634	24,479,335	72,471,687	8,980,160
Adjustments for:
Deferred taxes	(6,118,567)	4,480,066	(437,755)	(54,243)
Profit on disposal of fixed assets	—	—	(38,280)	(4,743)
Profit on disposal of investment in affiliated companies	—	—	(6,715,917)	(832,187)
Impairment on upfront license fee	—	—	5,729,338	709,938
Depreciation and amortization of property, equipment and software	3,444,233	3,358,376	39,463,381	4,890,013
Amortization of intangible assets	—	168,794	33,792,069	4,187,265
Equity in profit of affiliated company, net of dividend received	(49,877,081)	(8,128,447)	13,736,790	1,702,162
Minority interests	—	(6,871,215)	4,540,568	562,634
Interest expense on convertible loans	1,700,931	661,970	—	—
Non-cash interest expense	—	—	2,057,996	255,012
Exchange loss	—	—	9,719,514	1,204,370
Non-cash share-based compensation	—	—	69,110	8,564
Change in accounts receivable	74,090	(16,686,079)	6,092,213	754,902
Change in advances to suppliers	344,208	855,940	(1,530,002)	(189,587)
Change in prepayments and other current assets	(2,274,015)	(11,773,502)	2,756,493	341,564
Change in prepaid royalties	—	—	(43,013,672)	(5,329,939)
Change in deferred service costs	4,736	—	(24,075,214)	(2,983,224)
Change in long-term deposits	(755,172)	1,314,709	(2,817,872)	(349,170)
Change in accounts payable	46,900	2,286,373	8,488,462	1,051,828
Change in due to related parties, net	61,799,817	33,895,012	(123,510,090)	(15,304,465)
Change in income tax payable	249,724	(105,901)	(607,560)	(75,284)
Change in other taxes payable	955,265	(129,239)	6,823,675	845,540
Change in advances from customers	(2,279)	1,488,478	60,162,789	7,454,932
Change in deferred revenue	(90,216)	2,222,284	74,292,656	9,205,801
Change in other payables and accruals	(266,200)	3,559,637	11,448,761	1,418,647

Net cash provided by operating activities	57,711,008	35,076,591	148,899,140	18,450,490

Cash flows from investing activities:
Cash paid for acquisition of C9I minority interest	—	—	(209,857,681)	(26,004,025)
Cash paid for investment in affiliated companies	—	(34,045,553)	(41,794,726)	(5,178,895)
Proceeds from investment disposal	—	—	22,193,050	2,750,000
Proceeds from fixed assets disposal	—	—	94,887	11,758
Purchase of property, equipment and software	(1,967,457)	(20,365,224)	(242,725,812)	(30,076,803)
Purchase of intangible assets	—	(33,462,782)	(11,561,284)	(1,432,590)
Loan receivable due from a related party	—	(38,386,260)	—	—

Net cash used in investing activities	(1,967,457)	(126,259,819)	(483,651,566)	(59,930,555)

Cash flows from financing activities:
Proceeds from stock option exercise	—	—	3,831,639	474,789
Proceeds from initial public offering, net of issuance costs	—	813,046,497	—	—
Proceeds from convertible loans	4,137,185	—	—	—
Proceeds from dividends	—	—	35,642,140	4,416,513
Repayment for convertible loans	(2,345,062)	(10,384,226)	—	—
Repayment of capital lease obligations	(264,677)	—	—	—
Capital contribution received from minority shareholder	—	19,036,270	—	—

Net cash provided by financing activities	1,527,446	821,698,541	39,473,779	4,891,302

Effect of foreign exchange rate changes on cash	(133,433)	124,370	(9,881,974)	(1,224,501)

Net increase(decrease) in cash and cash equivalents	57,137,564	730,639,683	(305,160,621)	(37,813,264)
Cash and cash equivalents, beginning of year	5,628,041	62,765,605	793,405,288	98,312,963

Cash and cash equivalents, end of year	62,765,605	793,405,288	488,244,667	60,499,699

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	18,772	105,901	607,560	75,284
Cash paid during the year for interest expense	46,379	1,693,901	—	—
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	—	459,400	8,062,091	998,995
Interest expense for acquisition related payable	—	—	2,057,996	255,012
Conversion of October 2001 loans	—	8,276,500	—	—
Waiver of October 2001 loans interest	—	1,727,359	—	—
Conversion of preference shares to common shares	—	45,845,636	—	—
Settlement of loan receivable upon the acquisition of minority interest	—	—	38,386,260	4,756,544

Supplemental disclosure of non-cash financing activities:
Accrual for IPO related expense	—	10,229,676	—	—

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

1.     ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in Cayman Islands, its subsidiaries and certain variable interest entities (“VIE subsidiaries”) as follows:

Name of entity	Date of incorporation	Relationship	Interest held
			Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January 2000	Subsidiary	100%	—

City GameNet Limited (“City GameNet”)	January 2000	Subsidiary	100%	—

The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June 2000	Subsidiary	—	100%

China The9 Interactive Limited (“C9I”)	October 2003	Subsidiary	—	100%

China The9 Interactive Shanghai Co. Limited (“C9I Shanghai”)	February 2005	Subsidiary	—	100%

Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”)	September 2000	VIE subsidiary	None	(Note 2b )

Spring Asia Limited (“Spring Asia”)	June 2004	Subsidiary	—	100%

Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Advertisement”)	September 2001	VIE subsidiary	None	(Note 2b )

The Company changed its name from GameNow.net Limited to The9 Limited effective February 9, 2004.

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”.

The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).

On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote World of Warcraft (“WoW”), a 3D martial arts massively multiplayer online role playing game (“MMORPG”) in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The license term commences on the date of the license agreement and expires on the fourth anniversary of the date of the commercial launch of the localized WoW, which is June 6, 2009.

Beginning October 2002, the Group, through its investment in an affiliated company, 9Webzen Limited (“9Webzen Hong Kong”) (Note 7a), was principally engaged in the development and operation of an online game, “MU” prior to the operation of WoW.

Beginning January 2004, The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“9Webzen Shanghai”, a subsidiary of 9Webzen Hong Kong) entered into a master agreement in connection with operating MU in the PRC and provides online game services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is a proprietary membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in the PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC. Prior to 2004, the Group provided substantially the same game operating support services to 9Webzen Shanghai for service fees.

In December 2005, the Group entered into an agreement with Webzen Inc. to sell 21% interest in 9Webzen Hong Kong to Webzen Inc. After the completion of the transaction, the Group’s equity interest in 9Webzen Hong Kong was reduced from 51% to 30% (Note 7a).

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

Shanghai IT is a variable interest entity owned by the Company’s executive officers and shareholders. Shanghai Advertisement was established by Shanghai IT and one of Company’s executive officer. The Company does not have any ownership interest in Shanghai IT or Shanghai Advertisement. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. Pursuant to various agreements entered into between the Company, Shanghai IT and Shanghai Advertisement (Note 4), the Company generally has economic control of Shanghai IT and Shanghai Advertisement and is considered the primary beneficiary of both entities. Accordingly, the results of Shanghai IT and Shanghai Advertisement are consolidated in the financial statements of the Company.

The Company accounts for investments which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, under the equity method of accounting (Note 7).

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

d.    Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. Included in cash and cash equivalents as of December 31, 2004 and 2005 are amounts denominated in US Dollars totalling US$93,589,769 and US$19,292,171 (approximately RMB755,288,154 and RMB155,691,678), respectively.

e.    Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Leasehold improvements	Lesser of the respective term of the leases or the estimated useful lives of the leasehold improvements
Computer and equipment	3 to 5 years (the servers used for WoW are amortized over WoW’s remaining license period which is no longer than four years)
Software	5 years
Office furniture and fixtures	3 years
Motor vehicles	5 years

f.    Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of interests in its subsidiary. The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assess goodwill for impairment in accordance with SFAS142. In December of each year, the Group tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

g.    Intangible assets

Intangible assets consist primarily of intangible assets from business combination and upfront licensing fees.

The Group applies the criteria specified in SFAS No. 141 “Business Combination” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144. “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS144”). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transaction are amortized over the remaining licensing term of the WoW game of approximately four years (Note 6).

Upfront licensing fees paid to licensors are recognized as intangible assets and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. Amortization of upfront licensing fees commences upon the launch of the related online game.

h.    Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributed to such assets. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment provisions relating to intangible assets amounted to RMB 5.7 million (US$709,938) was recognized in 2005 (Note 9).

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

i.    Revenue recognition

Online game services

The Group earns revenue from the sales of its prepaid game cards and prepaid online points for its online game products to the distributors who in turn ultimately sell them to end customers. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customer’s online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers, when the end customers are no longer entitled to access the Group’s online game product, or when the likelihood that it would provide further online game service to those customers is remote.

The Group’s customers are required to “activate” their pre-paid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. The Group does not recognized revenues for game cards which are sold but not yet activated as management believe it is more likely than not that some of these cards will be activated in the future and the Group will be required to provide services related to those cards. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group will continue to monitor the operational statistics and usage patterns to the inactive cards.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

During the year ended December 31, 2004, the Group entered into certain contractual arrangements with Junnet Group, the Group’s principal distributor, to provide promotional services. The arrangements for promotional services and the arrangements for MU prepaid cards are considered in aggregate for accounting purposes. The amounts received from Junnet Group for promotional services were deferred and recognized as revenue based on the usage by the end customers in the same manner as recognition of MU revenue. For the year ended December 31, 2004, the Group recognized RMB4,231,630 as revenue related to these promotional services.

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

Other revenues

Revenues generated from the Group’s other product offerings are included in other revenues and are generally related to sales of certain online game related software packages and accessories. Revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured.

Sales tax

The Group is subject to business tax at a rate of 5% and related surcharges on revenues earned for online game, game operating support, website solution and advertisement services provided in the PRC. Business tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the statement of operations and comprehensive income deducted from gross revenues to arrive at net revenues.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

j.    Advances from customers, deferred revenue and deferred costs

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

As of December 31, 2005, advances from customers of RMB60,886,779, deferred revenue of RMB75,739,839 and deferred costs of RMB24,053,674 were related to the operation of WoW.

k.    Cost of services

Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation places, computer equipment and software, production costs for prepaid game cards, intangible assets amortisation and other overhead expenses directly attributable to the provision of online game and virtual community services, and game operating support and website solutions and advertisement.

l.    Product development

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

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of online games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

m.    Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB617,929, RMB1,436,630 and RMB27,259,755 for the years ended December 31, 2003, 2004 and 2005, respectively, were expensed as incurred.

n.    Share-based compensation

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

If the compensation cost for the Company’s share-based compensation plan with its employees had been determined based on the estimated fair value on the grant dates for the share option awards as prescribed by SFAS No.123, the Company’s net income/(loss) attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts for the year ended December 31, 2003, 2004 and 2005 as disclosed below:

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Net income attributable to ordinary shareholders as reported	31,698,942	12,046,754	72,471,687	8,980,160
Add: share-based compensation expense under APB No. 25	—	—	69,110	8,564
Less: share-based compensation expense under SFAS No. 123	—	(12,017,741)	(16,799,570)	(2,081,680)

Pro forma net income attributable to ordinary shareholders	31,698,942	29,013	55,741,227	6,907,044

Basic earnings per share
—As reported	3.21	1.17	3.00	0.37

—Pro forma	3.21	0.003	2.30	0.29

Diluted earnings per share
—As reported	1.94	0.87	2.92	0.36

—Pro forma	1.94	0.002	2.30	0.29

The fair value of the share option was measured on the respective grant dates based on the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2003	For the year ended December 31, 2004		For the year ended December 31, 2005
Risk-free interest rate	N/A		2.67%		4.5%
Expected life (years)	N/A		4		2.67
Expected dividend yield	N/A		—		—
Volatility	N/A		56%		55%
Fair value of options at grant date	N/A	US$	7.76	US$	6.30

The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share.

In December 2004, the FASB issued SFAS No. 123R, Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value of on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award. Beginning the first quarter of 2006, the Group will adopt the provisions of SFAS No. 123R.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

o.    Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

p.    Taxation

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

q.    Statutory reserves

In accordance with the regulations in the PRC and the respective articles of association, The9 Computer and C9I Shanghai (as foreign invested enterprises) and the VIE subsidiaries (as domestic companies incorporated in the PRC) are required to make an appropriation of retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded beginning in the first period in which after tax profits exceed all prior years, accumulated losses. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capitals of the respective companies. The VIE subsidiaries are also required to transfer between 5% to 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations, to the statutory public welfare reserve.

In addition, at the discretion of the respective boards of directors: (1) The9 Computer and C9I Shanghai may allocate a portion of its after-tax profit to the enterprise expansion fund or staff welfare and bonus reserve, and (2) the above VIE subsidiaries may allocate a portion of their respective after-tax profits to discretionary surplus reserve. The use of staff welfare and bonus reserve is restricted to employees’ welfare benefits and is not available for distribution to equity owners except in liquidation. Appropriations to the staff welfare and bonus reserve are charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In the year ended December 31, 2004, RMB54,172 reserve fund has been made for The9 Computer.

In March 2006, the Board of Directors of C9I Shanghai approved the appropriation of statutory reserve at total amount of RMB20,691,250 (US$2,563,908) (Note 21c).

r.    Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FABS Statement No.128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 12) were participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalents shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preference shares and convertible loans (using the if-converted method).

However, common shares equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

s.    Segment reporting

The Group conducts its business within one industry segment – the business of developing and operating online games and related services. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

t.    Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai and the VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(q)). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividend to the Company.

Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans, or dividends to the parent as a result of the aforesaid PRC regulations and the Company’s organizational structure were RMB13.7 million and RMB 78.6 million, or 1.6% and 8.3% of total consolidated net assets, as of December 31, 2004 and 2005, respectively. Additionally, the Group’s share of net assets of 9Webzen Shanghai not distributable in the form of dividends to their shareholders as a result of the PRC regulations were approximately RMB 6.0 million and RMB27.7 million or 5.4% and 2.9% of total consolidated net assets, as of December 31, 2004 and 2005. However, the Group’s PRC subsidiaries, VIE subsidiaries or 9Webzen Shanghai may transfer such net assets to the Company or its shareholders by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent. The Company has not currently entered into any such arrangements with the PRC subsidiaries or VIE subsidiaries.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

u.    Business combination

The Group accounts for its business combinations using the purchase method of accounting in accordance with SFAS 141. This method requires that the acquisition cost to be allocated to the assets, including separate identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgment or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.

3.    CONVENIENCE TRANSLATION

The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB8.0702, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2005. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4.    VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of two variable interest entities, Shanghai IT and its subsidiary, Shanghai Advertisement. Shanghai Advertisement’s operations, which generally relate to website advertisement, have been limited since incorporation. Shanghai IT holds an Internet Content Provider license and other licenses for online game provision and collect revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. The registered capital of Shanghai IT was RMB 23,000,000 as of December 31, 2005.

The Group conducts its business principally through C9I Shanghai and The9 Computer, the subsidiaries in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, C9I Shanghai and The9 Computer, being the wholly foreign owned entities, are dependent on the licenses held by Shanghai IT to conduct their online games business in the PRC. C9I Shanghai and The9 Computer have entered into contractual arrangements with Shanghai IT for use of its relevant licenses as set forth below.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

9Webzen Hong Kong, the Group’s affiliated company, through 9Webzen Shanghai, operates an online game - MU in China. 9Webzen Hong Kong is incorporated in Hong Kong and is considered a foreign entity under the PRC laws. Accordingly, 9Webzen Hong Kong is subject to the same restrictions on foreign ownership as related to the provision of online games. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites as set forth below.

Pursuant to various agreements entered into between certain companies in the Group and Shanghai IT, the Group has exclusive rights to benefit from their licenses and approvals and generally has control of Shanghai IT. In March 2004, The9 Computer restructured its agreements to further enhance its control over Shanghai IT. Details of certain key agreements with Shanghai IT are as follows:

Master Agreements. The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB 10 per user per month but in any case no more than 5.5% of the net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements.

In June 2005, The9 Computer, C9I Shanghai and Shanghai IT entered into a master agreement in connection with operating the World of Warcraft (“WoW”) game, a massively multiplayer online role-playing game, in China and providing services to customers jointly. Under the agreement, C9I Shanghai acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW; The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by WoW in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB 120,000 per year of the WoW revenue; (ii) The9 Computer is entitled to 5% of the residual WoW revenue after Shanghai IT sharing the relevant revenue; and (iii) C9I Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

Loan Agreement. During the years presented, The9 Computer loaned a total of RMB23 million to two of the shareholders of Shanghai IT, solely for the purpose of capitalizing Shanghai IT. Such loans would become due immediately when The9 Computer issues a written notice to the borrowers requiring repayment.

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

5.    OTHER INCOME

During the year ended December 31, 2004 and 2005, the Group sold its proprietary integrated membership management and payment system, Pass9, to three third-party companies for US$1,800,000 (RMB14,526,360) and US$1,430,000 (RMB11,540,386), respectively. As of December 31, 2004 and 2005, Pass9 has been delivered to the buyers, the buyers have accepted such delivery, and the Group does not have any future obligations with regards to the aforementioned sales of Pass9 beyond December 31, 2005.

6.    INVESTMENT IN CHINA THE9 INTERACTIVE LIMITED

In October 2003, the Company formed C9I in Hong Kong with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), a Singapore online game company, to operate World of Warcraft (“WoW”), a massively multiplayer online role-playing game. The Company invested US$2,700,000 (approximately RMB21,789,540) in cash for 54% of the equity interest in the joint venture. China Interactive invested US$2.3 million in cash (US$2 million contributed in February 2004, and US$0.3 million in April 2004) for a 46% interest in the joint venture. As the Company has a controlling financial interest in C9I, the Company has consolidated the results of the joint venture in March 2004.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote WoW in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.

Pursuant to the license agreement, C9I paid a non-refundable license fee of US$3.0 million upon execution of the license agreement. In addition, C9I shall pay royalties to Vivendi equal to 22% of the face value of prepaid cards and prepaid online points actually sold and 37.7% or 39% of the face value of CD-key. C9I has agreed to pay recoupable advances against royalties in a total amount of approximately US$51.3 million. This US$51.3 million recoupable advances consists of quarterly amounts ranging from US$1.6 million to US$3.7 million over a four-year period commencing from the commercial launch and additional payment amounts totalling US$6.8 million linked to certain events. As security for each advance payment, C9I will procure a standby letter of credit or other suitable form of bank guarantee prior to each relevant period. In addition, C9I has agreed to commit no less than US$13 million (approximately RMB104.91 million) for the marketing and promotion of WoW during the license term.

The license term commences on the date of the license agreement and expires on the fourth anniversary of the date of the commercial launch of the localized WoW, that is June 6, 2009.

In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive, the minority shareholder of C9I. Pursuant to the term sheet:

-	GameNow Hong Kong extended a loan of US$600,000 (approximately RMB4,842,120) to China Interactive, active immediately upon the signing of the term sheet.

-	China Interactive will be required to transfer 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share, or approximately US$745,000 (approximately RMB6,012,299) in total.

-	GameNow Hong Kong will be required to lend a further US$4,000,000 upon completion of the transfer of 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong.

In December 2004, pursuant to the above-described term sheet:

-	GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$4,000,000 (approximately RMB32,280,800) had been extended to China Interactive.

In January 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive, the minority shareholder of C9I. Pursuant to the share purchase agreement, GameNow Hong Kong purchased 14.9% of the equity interest in China Interactive for US$745,000 (approximately RMB6,012,299) in cash. In April 2005, GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$6,000,000(approximately RMB48,421,200) was extended to China Interactive.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In August 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive. Pursuant to the share purchase agreement, GameNow Hong Kong purchased the remaining 31.1% equity interest in C9I for US$ 40,000,000 (approximately RMB322,808,000) and increased its interest in C9I to 100%. In accordance with the share purchase agreement, the Company paid US$30,000,000 in 2005 and US$10,000,000 (approximately RMB80,702,000) payable to China Interactive as of December 31, 2005 will be settled in 2006. In connection with this transaction, the Company recognized goodwill of RMB30,199,751 and intangible assets of RMB283,701,360 which is amortized over the remaining license period of approximately 4 years.

As of December 31, 2005, the Company recognized RMB79,537,653 (approximately US$9,855,723), discounted at 5.58% interest rates as other payables in relation to the 31.1% equity purchase of C9I.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	At August 26, 2005	At August 26, 2005

	RMB000s (Unaudited)	US$000s (Unaudited, Note 3)
Net working capital	(53,021)	(6,570)
Net fixed assets	54,934	6,807
Other non current assets	4,221	523
Intangible assets	282,779	35,040
Goodwill	33,895	4,200

Consideration given	322,808	40,000

7.    INVESTMENT IN AFFILIATED COMPANIES

Equity movements, comprised of direct investments in 9Webzen Hong Kong, a joint venture with Webzen Inc., a Korean based company, Object Software Limited (“Object Software”), an established game developer in China, GFD Inc. (“GFD”), a joint venture with Softworld Ltd., a Taiwan based company and Beijing Wanwei Sky Technology Co. Ltd. (“Beijing Wanwei”), a start-up online game portal, were accounted for using the equity method of accounting. The following sets forth the movements of the Group’s equity investments.

	9Webzen Hong Kong	Object Software	GFD	Beijing Wanwei	Total
	a	b	c	d
Balance at December 31,2003 (RMB)	48,974,089	—	—	—	48,974,089
Investments	—	34,045,544	—	—	34,045,544
Share of gain/(loss) on equity investments	18,581,130	(2,009,837)	—	—	16,571,293
Dividends declared	(16,884,154)	—	—	—	(16,884,154)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Options granted to 9 webzen’s employees (Note 15)	5,631,249	—	—	—	5,631,249

Balance at December 31,2004 (RMB)	56,302,314	32,035,707	—	—	88,338,021

Investments	—	—	12,139,025	2,400,000	14,539,025
Sale of investment	(15,477,134)	—	—	—	(15,477,134)
Share of loss on equity investments	(6,423,792)	(3,602,432)	(2,672,293)	(1,038,273)	(13,736,790)
Dividends declared	(27,200,110)	—	—	—	(27,200,110)
Options granted to 9Webzen’s employees	372,981	—	—	—	372,981

Balance at December 31, 2005 (RMB)	7,574,259	28,433,275	9,466,732	1,361,727	46,835,993

Balance at December 31, 2005 (US$, unaudited)	938,547	3,523,243	1,173,048	168,735	5,803,573

a.     Investment in 9Webzen Hong Kong

The Group, through GameNow Hong Kong, and Webzen Inc. entered into a joint venture agreement in September 2002 (the “JV Agreement”) and established 9Webzen Hong Kong. The Group and Webzen Inc. owns 51% and 49% economic interest of 9Webzen Hong Kong, respectively. Webzen Inc. holds 49% ownership interest and has substantial rights under the JV Agreement to effectively participate in significant decisions that are expected to be made in the ordinary course of 9Webzen Hong Kong’s business operations. In particular, certain operational decisions, including decisions regarding annual budget, important contracts and compensation of senior management, of 9Webzen Hong Kong and 9Webzen Shanghai require unanimous board approval or affirmative approval of two-thirds of the board of directors. According to the JV Agreement, the Group appoints three of the five board of directors while Webzen Inc. appoints the remaining two of the board of directors. In accordance with EITF No.96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, the Company accounts for its 51% interest in 9Webzen Hong Kong under the equity method of accounting, as prescribed in APB Opinion No.18, “the Equity Method of Accounting for Investment in common stock,” as the minority shareholder have substantive participating rights that provide the minority shareholder the ability to block significant decisions proposed by the majority shareholder.

9Webzen Hong Kong established a wholly-owned subsidiary, 9Webzen Limited (Shanghai) (“9Webzen Shanghai”) in Shanghai in January 2003. Both 9Webzen Hong Kong and 9Webzen Shanghai are principally engaged in the development and operation of the online game, MU, a massively multiplayer online role-playing game that allows multiple players to play at the same time and interact with each other. MU was developed by Webzen Inc., and 9Webzen Hong Kong has an exclusive license from Webzen Inc. to operate MU in the PRC. MU is operated in the PRC through 9Webzen Shanghai and was launched commercially in February 2003.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In December 2005, the Group has entered into an agreement with Webzen Inc., to sell 21% interest in 9Webzen Hong Kong to Webzen Inc. for a total consideration of US$2,750,000 (approximately RMB22,193,050). After the completion of the transaction, the Group’s equity interest in 9Webzen Hong Kong was reduced from 51% to 30%. The Company recognized gain of approximately RMB 6.7 million from the disposal of its 21% interest in 9Webzen Hong Kong.

Summarized consolidated balance sheet information of 9Webzen Hong Kong is as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
		(Unaudited)	(Unaudited, Note3)
Current assets	136,255,196	33,221,245	4,116,533
Non-current assets	47,488,289	11,683,510	1,447,735
Current liabilities	73,349,016	19,625,322	2,431,826
Shareholders’ equity	110,394,469	25,279,433	3,132,442

Summarized consolidated statement of operations information of 9Webzen Hong Kong is as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
			(Unaudited)	(Unaudited, Note 3)
Net revenues	230,475,884	166,298,935	46,602,500	5,774,640
Gross profit(loss)	135,905,980	77,798,456	(2,197,925)	(272,351)
Net income (loss)	97,798,198	41,844,003	(12,237,316)	(1,516,358)

9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential Enterprises Income tax (“EIT”) rate. In May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. 9Webzen Shanghai’s qualification as a Software Enterprise is subject to the annual inspection for the 9Webzen Shanghai’s fulfilment of the qualifications, which includes having a certain level of qualifying revenues. This classification, subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and 50% reduction in applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai had passed annual inspection for 2003 and 2004. 9Webzen Shanghai did not additionally provide for EIT for the year ended December 31, 2005 as the company’s directors considered that 9Webzen Shanghai will continue to fulfil the requirements in the annual inspection. Total tax savings to 9Webzen Shanghai from the EIT exemption amounted to approximately RMB20,868,000, RMB12,613,000 and RMB426,000 for the years ended December 31, 2003, 2004 and 2005, respectively. This tax saving contributed an additional approximately RMB10,643,000, RMB6,433,000 and RMB217,000 to the Group’s equity in profit of affiliated company, net of taxes in 2003, 2004 and 2005, respectively. Since this tax benefit will only be granted upon fulfilment of certain qualifications on an annual basis, there is no guarantee that 9Webzen Shanghai will continue to hold its Software Enterprise status and enjoy such tax benefits in future years.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

b.     Investment in Object Software

On April 16, 2004, the Group invested US$4.0 million (RMB33.1 million), US$1 million to shareholders of Object Software for existing share and US$3 million to Object Software for issuance of new shares, for a 20% stake in Object Software. The Group also has the right to effectively participate in significant decisions that are expected to be made in the ordinary course of business of Object Software. As a result of the investment in Object Software, the Group have significant influence on but not control over Object Software’s operations. Therefore, the investment in Object Software is accounted under the equity method of accounting.

Pursuant to the form of the subscription and purchase agreement, the amount of consideration the Company will pay for the remaining 80% interest in Object Software will depend on whether the three key online games developed by Object Software reach the specified performance targets within six months after the commercial launch of the Fate of Dragon online game, but in no event shall the consideration be less than US$20,000,000 (approximately RMB161.4 million) or higher than US$75,000,000 (approximately RMB605.3 million). The consideration may be paid in the form of the Company’s shares and/or cash.

Summarized consolidated balance sheet information of Object Software is as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note3)
Current assets	22,697,002	5,184,288	642,399
Non-current assets	2,905,780	7,197,489	891,860
Current liabilities	11,256,586	15,817,253	1,959,958
Shareholders’ equity	14,346,196	(3,435,476)	(425,699)

Summarized consolidated statement of operations information of Object Software is as follows:

	For the period from April 16, 2004 to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note3)
Net revenues	1,154,853	13,229,213	1,639,267
Operating loss	(9,999,510)	(22,198,691)	(2,750,699)
Net loss	(10,048,879)	(18,012,160)	(2,231,935)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

c.     Investment in GFD

The Group, through Spring Asia, and Softworld Ltd. entered into a joint venture agreement in June 2005 (the “JV Agreement”) and established GFD. The Group’s total investment was RMB12.1 million (US$1.5 million). GFD is principally engaged in the operation of the online game, WoW. GFD has the exclusive license to operate WoW in certain regions outside of Mainland China. The Group and Softworld Ltd. owns 30% and 70% economic interest of GFD, respectively. The Group accounts for its 30% interest in GFD under the equity method of accounting, as prescribed in APB Opinion No.18, “the Equity Method of Accounting for Investment in common stock”.

Summarized balance sheet information of GFD is as follows:

	December 31, 2005	December 31, 2005
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)
Current assets	161,789,457	20,047,763
Non-current assets	122,895,822	15,228,349
Current liabilities	254,239,965	31,503,552
Shareholders’ equity	30,445,314	3,772,560

Summarized statement of operations information of GFD is as follows:

	For the period from July 25, 2005 to December 31, 2005	For the period from July 25, 2005 to December 31, 2005
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)
Net revenues	45,185,978	5,599,115
Operating loss	8,578,897	1,063,034
Net loss	8,907,643	1,103,770

d.    Investment in Beijing Wanwei

In October 2004, Shanghai IT entered into a Capital Subscription Agreement with Beijing Wanwei Sky Technology Co., Ltd. (“Beijing Wanwei”). Pursuant to the agreement, Shanghai IT acquired a 40% stake in Beijing Wanwei for a consideration of RMB2.4 million. The acquisition of the 40% stake in Beijing Wanwei was completed in January 2005. In addition, Shanghai IT will obtain an option to acquire the remaining stake in Beijing Wanwei during the period from October 1, 2005 to October 1, 2006. The consideration for the remaining stake in Beijing Wanwei will be determined based on its net profit for the relevant period, which is uncertain as of the date of this report. Pursuant to the investment transaction in February 2006 (Note 21(a)), this option right has been revised such that it needs the approval by the third party investor.

The Group records its investment in 9Webzen Hong Kong, Object Software, Beijing Wanwei and GFD on the balance sheet as “Investment in affiliated companies” and its share of 9Webzen Hong Kong, Object Software, Beijing Wanwei and GFD’s profit or loss as “Equity in profit (loss) of affiliated companies” on the statement of operations and comprehensive income.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

8.    PROPERTY, EQUIPMENT AND SOFTWARE

Property,	equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
			(Unaudited, Note 3)
Computer and equipment	14,946,593	247,385,522	30,654,200
Leasehold improvements	3,130,842	26,316,901	3,260,997
Office furniture and fixtures	2,146,613	5,278,536	654,077
Motor vehicles	1,152,393	3,457,869	428,474
Software	2,127,371	2,587,818	320,663
Less: accumulated depreciation and amortization	(15,421,532)	(53,589,963)	(6,640,475)

Net book value	8,082,280	231,436,683	28,677,936

Depreciation and amortization charges for the years ended December 31, 2003, 2004 and 2005 amounted to RMB3,444,233, RMB3,358,376, and RMB 39,463,381, respectively.

9.    INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
			(Unaudited, Note 3)
Upfront licensing fees	33,462,783	45,024,067	5,579,052
Less: Accumulated amortization	(168,794)	(7,271,920)	(901,083)
Impairment provision	—	(5,729,338)	(709,938)
Intangible assets from business combination relating to C9I (Note 6)	—	283,701,360	35,154,192
Less: Accumulated amortization	—	(26,688,943)	(3,307,098)

Net book value	33,293,989	289,035,226	35,815,125

At each balance sheet date, the Group determines whether there is any indication of impairment. If any indications exist, impairment is assessed and the Group recognizes impairment in the event that the net book value exceeds the future discounted cash flows attributable to the intangible assets.

Impairment provisions relating to upfront licensing fees for two games amounted to RMB5.7 million (US$709,938) has been recognized in 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal year is as follows:

	RMB	US$ (Unaudited, Note 3)
For the year ended December 31, 2006	90,398,049	11,201,463
For the year ended December 31, 2007	83,591,782	10,358,081
For the year ended December 31, 2008	84,008,054	10,409,662
For the year ended December 31, 2009	30,416,604	3,769,003
For the year ended December 31, 2010	620,737	76,917

Total	289,035,226	35,815,126

10.    PREPAID ROYALTY & DEFERRED COSTS

On February 3, 2004, Vivendi Universal Games (“Vivendi”) granted C9I an exclusive license to localize, promote and operate WoW in the PRC (Note 1). Pursuant to the license agreement, C9I shall pay royalties to Vivendi equal to 22% of the face value of prepaid cards and online points sold and 37.7% or 39% of the face value of CD-key. All royalties paid to Vivendi are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points, and then ultimately recognized as costs in the statement of operations based upon the actual usage of the game playing time by end customers or when the likelihood that the Group would provide further services to the end customers is remote.

11.    TAXATION

Cayman Islands and British virgin islands

Under the current tax laws of Cayman Islands and British virgin islands, the Company and its subsidiary are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were earned or derived from Hong Kong during the years ended December 31, 2003, 2004 and 2005. Therefore, no Hong Kong profit tax had been provided for in the years presented.

China

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s subsidiary and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33%. However, the subsidiaries that are located in the Pudong New District of Shanghai is subject to a 15% preferential EIT rate. There is no guarantee that the Group’s subsidiaries will continue to be entitled to the reduced EIT rate of 15% in the future.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a “High Technology Enterprise”. C9I Shanghai’s qualification as a High Technology Enterprise is subject to the annual inspection for the company’s fulfilment of the qualifications, which includes having a certain level of qualifying revenues. This classification, subject to annual inspection, entitles C9I Shanghai to enjoy Enterprises Income tax (“EIT”) exemption for 2005 and 2006 for which the Shanghai tax authorities have granted approval. C9I Shanghai did not provide for EIT for the year ended December 31, 2005 as the company’s directors consider that C9I Shanghai will continue to fulfil the requirements in the annual inspection. Total tax savings to C9I Shanghai from the EIT exemption amounted to approximately RMB48,947,051 for the year end December 31, 2005. Since this tax benefit will only be granted upon fulfilment of certain qualifications on an annual basis, there is no guarantee that C9I Shanghai will continue to hold its High Technology Enterprise status and enjoy such tax benefits in 2006.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Current income tax expense	(268,496)	(593,401)	(606,010)	(75,092)
Deferred taxation	6,118,567	(4,480,066)	6,838,895	847,425
Charge in valuation allowance	—	—	(6,401,140)	(793,182)

Income tax benefit (expense)	5,850,071	(5,073,476)	(168,255)	(20,849)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005
Statutory EIT rate	33%	33%	33%
Effect of tax rate differential from statutory rate	(21%)	3%	12%
Recognition of valuation allowance	71%	—%	8%
Other non-deductible expenses/(income) not subject to tax	(2%)	47%	(4%)
Effect of tax holiday	—	—	(49%)

Effective EIT rate	81%	83%	0%

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Significant components of deferred tax assets/(liabilities)

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
			(Unaudited, Note 3)
Temporary differences related to revenues and expenses	(1,483,291)	350,007	43,370
Less: Valuation allowance	—	(350,007)	(43,370)

Net current deferred tax (liabilities) /assets	(1,483,291)	—	—

Temporary differences related to depreciation and amortisation	3,150,000	3,334,464	413,183
Loss carry forward	—	4,821,133	597,399

Total non-current deferred tax asset	3,150,000	8,155,597	1,010,582
Less: Valuation allowance	—	(6,051,133)	(749,812)

Net non-current deferred tax asset	3,150,000	2,104,464	260,770

Total deferred tax assets	1,666,709	2,104,464	260,770

No valuation allowance was provided on the deferred tax assets as of December 31, 2004 as management believed it was more likely than not that such deferred tax assets would be realized in the foreseeable future. In 2005, RMB6.4 million (approximately US$793,000) of valuation allowance has been provided. Under the Group’s current planning, it was expected that C9I Shanghai will continue to generate profit after 2005 and a portion of temporary difference related to depreciation and amortization will be utilized against future profit.

12.     CONVERTIBLE REDEEMABLE PREFERENCE SHARES and CONVERTIBLE LOANS

Convertible redeemable preference shares

Prior to the Company’s initial public offering (Note 13), the Company issued certain Convertible Redeemable Preference Shares as described below. Upon the completion of the Company’s initial public offering in December 2004, all preference shares were converted into ordinary shares.

In April 2000, the Company entered into a Share Subscription Agreement and issued an aggregate of 4,433,000 Series A Preference Shares at a par value of US$0.01 (approximately RMB0.08) to an investor. The issuance price of the Series A Preference Shares was US$0.70 (approximately RMB5.65) per share and total consideration paid by the investor for the Series A Preference Shares was US$3.1 million (approximately RMB25 million).

In October 2001, the Company entered into Convertible Loan Agreements (“October 2001 Loans”) with two of its principal shareholders.

In January 2004, the October 2001 Loans were converted into 3,575,000 Series A Preference Shares, and the payment of accrued interest thereon was waived by the lenders.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

Conversion

Each Series A Preference Share was convertible into common shares at the option of the holder at any time as determined by dividing US$0.70 (approximately RMB5.79) by the conversion price in effect at the time of conversion. The initial conversion price of US$0.70 (approximately RMB5.65) was subject to adjustment on a weighted average basis for the issuance of any securities of the Company at a subscription price less than the then effective conversion price. The conversion price of the Series A Preference Shares was not adjusted as a result of the October 2001 and October 2002 Loans as the preference shareholders waived their rights to adjust the then effective conversion price.

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

Convertible loans

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

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

The October 2002 Loan provided the lenders with an option to subscribe number of Series B Preference Shares as equivalent up to 37.5% of the total share capital of the Company at such time, depending on the amount drawn down, following the exercise of such option and issuance of Series B Preference Shares. Series B Preference Shares carry similar terms to the Series A Preference Shares, except they do not carry redemption provisions and are subordinate in all respects to the Series A Preference Shares. No beneficial conversion feature charge was recognized for the issuance of the October 2002 Loans as the loans are only convertible into common shares if the Company decides not to repay the loan.

As of December 31, 2003, the outstanding balance of the October 2002 Loan was US$1,050,000 (approximately RMB8,473,710). For the years ended December 31, 2002, 2003 and 2004, interest on the October 2002 Loan amounted to RMB158,800, RMB873,260 and RMB776,926, respectively.

Upon the completion of the Company’s initial public offering in December 2004, all the October 2002 Loans were repaid.

13.     INITIAL PUBLIC OFFERING

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

14.     EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB795,505 ,RMB2,018,988 and RMB7,004,595 for the years ended December 31, 2003, 2004 and 2005, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

15.     SHARE-BASED COMPENSATION

On December 25, 2000 and December 31, 2002, the shareholders entered into agreements that gave two of the Company’s executive officers and a third party rights to purchase existing ordinary shares at a price of US$0.70 (approximately RMB5.65) and US$5.03 (approximately RMB40.59) per share, respectively (collectively the “Share Purchase Options”) from the shareholders. Pursuant to the 2000 and 2002 agreements, the executive officers could purchase up to 429,000 and 286,000 ordinary shares, respectively, and the third party 286,000 and 143,000 respectively. There were no definite terms as to when these Share Purchase Options expire. In December 2004, 222,750 and 67,500 shares were exercised by the executive officers and the third party, respectively.

On December 15, 2004, in connection with its IPO, the Company adopted a share option plan that provides for the issuance of up to 1,345,430 ordinary shares in effect for a term of 5 years unless sooner determined by shareholders and Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company, its subsidiaries and affiliated company to take up share options to subscribe for shares.

On December 15, 2004, the Company granted options to its employees and employees of 9Webzen Shanghai that may be converted to 1,114,739 ordinary shares at the exercise price of US$17.00 per share, the market price on the date of grant. Those options can be exercised no later then November 25, 2009. For the options granted on December 15, 2004, 252,945 options vest immediately and the remaining options vest over the periods ranging from 2 to 4 years.

On June 13, 2005 and October 5, 2005, the Company granted options to its employees and directors that may be converted to 64,000 and 28,600 ordinary shares at the exercise price of US$20.49 and US$17.50 per share, respectively, the then market price on the date of grant. Those options can be exercised no later than November 25, 2009. The options granted in 2005 will vest over the periods ranging from 2 to 4 years.

The following table summarizes the Company’s share option activities with its employees and directors:

	For the year ended December 31, 2004	For the year ended December 31, 2005
Outstanding at beginning of year	—	761,530
Granted	761,530	92,600
Transferred in	—	353,209
Exercised	—	(27,880)
Forfeited	—	(150,520)

Outstanding at end of year	761,530	1,028,939

Vested at end of year	177,870	493,103

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	For the year ended December 31, 2004		For the year ended December 31, 2005
The range of exercise prices	US$	17.00	US$	17.00-US$ 20.49
The weighted average exercise price	US$	17.00		US$17.20
The weighted average remaining contractual life (years)		4.9		3.9

No share-based compensation expense or deferred compensation was recognized for options granted to the Company’s employees under APB No. 25 as the exercise price equal the fair value of the shares on the date of grant.

Options granted to non-employees

Employees of affiliates accounted for under the equity method are not considered employees of the Company for purposes of determining share-based compensation. The options granted to employees of 9Webzen Shanghai are accounted for in accordance with EITF No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee” (“EITF No. 00-12”). The9 recognized 100% of the share-based compensation based on the estimated fair value of the options granted to 9Webzen Shanghai’s employees on the date of grant over the vesting period. The share-based compensation, including the portion of the cost incurred that benefited the 49% joint venture investor as its effective capital contribution did not result in any increase in its percentage of ownership, is recognized through its equity in earnings of 9Webzen in 2004.

The following table summarizes the Company’s share option activities with its non-employees as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005
Outstanding at beginning of year	—	353,209
Granted	353,209	—
Transfer of employees from 9Webzen to the Company	—	(353,209)
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	353,209	—

Vested at end of year	75,075	—

The Company recognized share-based compensation expense for the options granted to 9Webzen Shanghai’s employees of RMB 5,631,249 and RMB 372,981 (approximately US$46,217) for the year ended December 31, 2004 and December 31, 2005, respectively, in accordance with EITF No. 00-12. Such expense has been included in Equity in Profit of Affiliated Companies.

On January 25, 2005, the employees of 9Webzen became employees of the Company. As a result of the change in the aforementioned grantee’s employment status, the accounting of the related stock options will be accounted for prospectively in accordance with APB 25 with a new measurement date. The compensation expense recognized prior to the date of change is not adjusted. Deferred compensation costs of RMB 214,975 (approximately $26,638) was recognized for options granted to the employees transferred from 9Webzen. A total amount of RMB69,110 (approximately US$8,564) share-based compensation expense was recognized for the year ended December 31, 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

16.     RELATED PARTY TRANSACTIONS AND BALANCES

During the years presented, the Company incurred borrowings from certain of its shareholders and their affiliates. Amounts due to the Company’s shareholders and their affiliates, except for convertible loans, are unsecured, interest-free and have no definite terms of repayments.

During the years presented, the Group entered into various transactions with its affiliated company, 9Webzen Hong Kong as follows:

-	Prior to 2004, the Group collects fees related to sale of MU prepaid cards on behalf of 9Webzen Shanghai, through The9 Computer and Shanghai IT. The amounts due to 9Webzen Hong Kong and 9Webzen Shanghai are payable upon demand.

-	Due to the restrictions on foreign ownership on the provision of online games, 9Webzen Shanghai is dependent on licenses held by Shanghai IT to conduct its operation of MU in the PRC. The Group allows 9Webzen Shanghai to use certain licenses owned by the Shanghai IT to conduct its online game business in the PRC. Prior to 2004, pursuant to certain contractual arrangements with Shanghai IT, 9Webzen Shanghai paid Shanghai IT an annual fee of RMB10,000 for the use of its licences. Beginning January 2004, the Group has entered into contractual arrangement with 9Webzen Shanghai to share the revenue generated by MU in the PRC (Notes 1 and 4), and no longer receives any annual fee from 9Webzen Shanghai for the use of the licenses of Shanghai IT.

-	Prior to 2004, pursuant to an exclusive technical service agreement, 9Webzen Shanghai paid 5% of its revenues to The9 Computer for game operating support, including payment collection and processing, user membership and payment management, production of prepaid cards and other online game related technical support. Beginning January 2004, the Group has entered into contractual arrangement with 9Webzen Shanghai to share the revenues generated by MU in the PRC (Note 1 and Note 4), and no longer receives any fees from 9Webzen for the game operating support.

In the year ended December 31, 2003, the Group purchased certain computers and equipment from Shanghai SMEC Development Corporation (“SMEC”) on behalf of 9Webzen Hong Kong and 9Webzen Shanghai. SMEC was partially owned by a shareholder of Shanghai IT. The then-owner disposed of his interest in SMEC in January 2004 to a party not related to the Group. Thereafter, the balance and transactions with SMEC are no longer treated as related party balances and transactions. However, as of December 31, 2004, the Company recognized approximately RMB 15,000,000 (approximately US$ 1,812,360) as advances to suppliers in relation to an equipment purchase order which was made in 2004. No such balance was outstanding as at December 31, 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In December 2005, the Group entered into an agreement with Webzen Inc., to sell 21% interest in 9Webzen Hong Kong to Webzen Inc (Note 7a). The Company recognized gain of approximately RMB 6.7 million from the disposal of the 21% equity interest.

In 2005, the Group purchased some equipments and vehicles from 9Webzen Shanghai.

The Company, through Spring Asia, participated in a joint venture which obtained the exclusive license to operate the WoW game in certain regions outside of Mainland China (Note 7c). Pursuant to the joint venture agreement, Spring Asia, as a 30% shareholder, is to provide a 12-month interest-free loan amounted to US$1.5 million (approximately RMB 12.11 million) to GFD and on the other hand, Spring Asia is entitled to 1% of the WoW related revenue of GFD as technical support fees. As of December 31, 2005, Spring Asia has extended a US$1.5 million shareholder loan to GFD and has recognized revenue of RMB 289,825 in relation to the 1% technical support fees in 2005.

Significant outstanding amounts due from/to related parties as of December 31, 2004 and 2005 were as follows:

	December31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due from China Interactive	4,883,135	N/A	N/A
Amounts due from GFD	—	289,825	35,913
Loan receivable from GFD	—	12,105,300	1,500,000

	4,883,135	12,395,125	1,535,913

Dividend receivable from 9Webzen Hong Kong	8,442,030	—	—
Loan receivable from China Interactive (Singapore) Pte. Ltd (Note 6)	38,386,260	N/A	N/A

Dividend receivable related to dividend declared by 9Webzen Hong Kong on December 18, 2004. In 2004, GameNow Hong Kong received dividend of US$1,020,000 (RMB 8,442,030) from 9Webzen Hong Kong related for fiscal year 2003.

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due to 9Webzen Hong Kong and 9Webzen Shanghai	124,251,127	3,181,004	394,167

	124,251,127	3,181,004	394,167

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Significant related party transactions for the years ended December 31, 2003, 2004, and 2005 were as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Game operating support service fee income from 9Webzen Shanghai (included in “game operating support, website solutions and advertisement revenue”)	12,196,409	—	—	—

Loan to GFD	—	—	12,105,300	1,500,000

Game technical support fee income from GFD	—	—	289,825	35,913
Fixed assets purchased from 9Webzen Shanghai	—	—	10,333,945	1,280,507
Promotional fee income from 9Webzen Shanghai (included in “other revenues”)	1,000,000	—	—	—
Fee income from 9Webzen Shanghai for use of licenses (included in “other revenues”) (Note 4)	10,000	—	—	—
Interest expense on convertible loans (included in “interest income (expenses), net”) (Note 12)	1,700,931	661,970	—	—
Shares sold to Webzen Inc. of 21% equity interest in 9 webzen Hong Kong	—	—	22,193,050	2,750,000

17.     EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Numerator:
Net income	48,474,634	24,479,335	72,471,687	8,980,160

Accretion to Series A preference shares	(2,534,139)	(3,327,633)	—	—
Amounts allocated to Series A preference shares	(14,241,553)	(9,104,948)	—	—

Net income attributable to common shareholders	31,698,942	12,046,754	72,471,687	8,980,160
Effect of dilutive securities:
Interest on October 2001 Loans	827,671	—	—	—
Interest on October 2002 Loans	873,260	661,970	—	—

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

Numerator for diluted earnings per share	33,399,873	12,708,724	72,471,687	8,980,160

Denominator:
Denominator for basic earnings per share – weighted-average shares outstanding	9,867,000	10,276,070	24,192,113	24,192,113

Dilutive effect of share options	—	498,283	612,884	612,884
Dilutive effect of October 2001 Loans	3,575,000	—	—	—
Dilutive effect of October 2002 Loans	3,753,750	3,753,750	—	—

Denominator for diluted earnings per share	17,195,750	14,528,103	24,804,997	24,804,997

Earnings (loss) per share
- Basic	3.21	1.17	3.00	0.37

- Diluted	1.94	0.87	2.92	0.36

Net income after deducting accretion of the preference shares has been allocated to the common shares and preference shares based on their respective rights to share in dividends.

Potentially dilutive securities include the Series A Preference Share, October 2001 Loans, October 2002 Loans, and share options. In 2003 and 2004, potentially dilutive securities not included in the computation of earnings per share because of its anti-dilutive effect were Series A Preference Shares. In 2005, the potentially dilutive effect relates to share options.

18.     CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and prepayments and other current assets. As of December 31, 2004 and 2005, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit quality.

In the year ended December 31 2005, total revenue from WoW operating of RMB 478,748,763 for online game services and WoW related product sales represented approximately 98% total revenue.

In the year ended December 31, 2004, total revenue from Junnet Group, the Group’s principal distributor, of RMB4,231,600 for advertising services represented approximately 8.2% of total revenues. The Group did not receive any revenues from Junnet Group in the years ended December 31, 2003.

In the year ended December 31, 2003, total revenue from 9Webzen Shanghai of RMB 13,206,409 for online game operating support in connection with the operation of MU represented approximately 76% total revenue.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

19.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centres. Future minimum lease payments for non-cancellable operating leases as of December 31, 2005 are as follows:

	Total
	RMB	US$
		(Unaudited, Note 3)
Less than 1 year	52,393,751	6,492,249
Between 1 and 2 years	17,231,390	2,135,188

	69,625,141	8,627,437

Total rental expenses amounted to RMB2,417,924, RMB5,932,114 and RMB36,424,898 for the years ended December 31, 2003, 2004 and 2005, respectively.

Other contractual obligations

In addition to the leasing obligations set forth above, the Group has contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by the Group. The following table sets forth our committed advance payments of royalties from sales of WoW playing time in China as of December 31, 2005.

	Total
	RMB	US$
		(Unaudited, Note 3)
Less than 1 year	59,921,082	7,424,981
Between 1 and 2 years	112,976,207	13,999,183
Between 2 and 3 years	94,666,989	11,730,439
More than 3 years	41,611,864	5,156,237

	309,176,142	38,310,840

Other than WoW-related royalty payment obligations, as of December 31, 2005, the total outstanding license fees, guaranteed minimum royalties, marketing expenses and other amounts the Group was required to pay within the next five years under other license agreements were approximately US$25.7 million, excluding royalties based on the actual sale of game playing time that are payable in addition to the guaranteed minimum royalties. Additionally, the Group has agreed with Webzen Inc. to incur marketing expenses related to the SUN game amounting to approximately US$3 million for the first year after the execution of the license agreement with Webzen Inc., and similar amounts to be agreed upon between Webzen Inc. and the Group for each of the two years thereafter.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

The Company will adopt SFAS No.123R and related FASB Staff Positions (“FSPs”) beginning January 1, 2006 and will select the modified prospective transitional method. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(n). New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R. The Company estimates total stock option compensation expense related to the unvested options at December 31, 2005 upon adoption of FAS123R to be approximately RMB 25.6 million (US$3.2 million) which would be recognized over the remaining vesting period; approximately RMB13.8 million (US$1.7 million) will be recognized in 2006.

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

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the Emerging Issues Task Forces’ Issue No.05-06, Determining the Amortization Period for Leasehold Improvements (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company believes the adoption of EITF No. 05-06 will not have a significant impact on its financial statements.

21.     SUBSEQUENT EVENTS

a.    Investment in Beijing Wanwei Sky Technology Co., Limited

In December 2005, the Group and other investors of Beijing Wanwei entered into an agreement with a third party investor to establish a Cayman holding company - TK Game Corporation (“TK Game”). The Group and Beijing Wanwei’s original shareholders will contribute their respective 40% and 60% equity interests in Beijing Wanwei to TK Game and the third party investor will invest US$2 million into TK Game. Upon completion of such transaction, the Group, Beijing Wanwei’s original shareholders, and the third party investor will own 33.5%, 33.5%, and 33% of TK Game, respectively. Shares owned by the third party investor were Series A preference shares which have various preferences and rights over dividend, liquidation, conversion and redemption. In addition, the third party investor will have an option to increase its interest to 49% through additional capital injection of US$3 million.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

In February 2006, TK Game Corporation was established and the above mentioned transaction was completed.

b.    Licensing of Guild Wars

On April 3, 2006, the Company entered into an agreement with NC Soft Corporation (“NC Soft”), pursuant to which the Company has obtained an exclusive license from NC Soft to operate the Guild Wars game in mainland China. The Guild Wars game is a 3D competitive online role playing game. Under the agreement , the Company has agreed to pay NC Soft licensing fees amounting to US$4 million upon achievement of certain milestones of the Guild Wars game, as well as royalties based on the used game revenue and the game-related accessories sold by the Company.

c.    Dividend Declaration & Statutory Reserves Provision of C9I Shanghai

In March 2006, the board of directors of C9I Shanghai declared dividends of RMB200,000,000 (US$24,782,533) to C9I HK and approved statutory reserves of RMB20,691,250 (US$2,563,908).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF 9WEBZEN LIMITED:

In our opinion, the accompanying consolidated balance sheets as of December 31, 2004 and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for the years ended December 31, 2003 and 2004 expressed in Renminbi present fairly, in all material respects, the financial position of The 9Webzen Limited (the “Company”) and its subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2004, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

February 17, 2005

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (UNAUDITED)

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
		(audited)	(audited)	(unaudited)	(unaudited, Note 3)
Revenues:
Online game services		243,928,114	174,467,798	49,068,176	6,080,169
Other revenues		2,056,643	629,790	—	—

		245,984,757	175,097,588	49,068,176	6,080,169
Sales tax		(15,508,873)	(8,798,653)	(2,465,676)	(305,528)

Net Revenues		230,475,884	166,298,935	46,602,500	5,774,641
Cost of services	9	(94,569,904)	(88,500,479)	(48,800,425)	(6,046,991)

Gross profit (loss)		135,905,980	77,798,456	(2,197,925)	(272,350)

Operating expenses:
Product development		(5,018,026)	(7,730,101)	(1,909,300)	(236,586)
Sales and marketing		(22,075,354)	(18,623,899)	(1,673,033)	(207,310)
General and administrative		(12,346,101)	(13,945,689)	(7,715,553)	(956,055)
Share-based compensation*		—	(5,631,249)	(372,980)	(46,217)

Total operating expenses		(39,439,481)	(45,930,938)	(11,670,866)	(1,446,168)

Income (loss) from operations		96,466,499	31,867,518	(13,868,791)	(1,718,518)
Interest income		67,946	526,096	44,585	5,525
Other income, net	4	9,445	8,464,110	4,253,933	527,116

Income (loss) before income tax benefit		96,543,890	40,857,724	(9,570,273)	(1,185,877)
Income tax benefit (expense)	7	1,254,308	986,279	(2,667,043)	(330,480)

Net income (loss)		97,798,198	41,844,003	(12,237,316)	(1,516,357)

Other comprehensive loss:
Translation adjustment		(246)	(564)	—	—

Comprehensive income (loss)		97,797,952	41,843,439	(12,237,316)	(1,516,357)

*	Share-based compensation presented is a component of general and administrative cost.

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005 (UNAUDITED)

	Note	December 31 2004	December 31 2005	December 31 2005
		RMB	RMB	US$
		(audited)	(unaudited)	(unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents		1,228,760	15,428,900	1,911,836
Short-term investment	5	—	10,000,000	1,239,127
Deferred royalties and other service costs		4,000,110	1,256,218	155,661
Advances to suppliers		169,290	31,940	3,958
Due from related parties	9	124,251,127	4,989,091	618,211
Prepayments and other current assets		6,605,909	1,515,096	187,740

Total current assets		136,255,196	33,221,245	4,116,533

Property, equipment and software	6	45,247,702	11,683,510	1,447,735
Deferred tax assets, non-current	7	2,240,587	—	—

Total assets		183,743,485	44,904,755	5,564,268

LIABILITIES
Current liabilities:
Accounts payable		7,548,356	1,933,822	239,625
Dividend payable	2(q),9	16,553,000	—	—
Due to related parties	9	8,738,974	2,050,969	254,141
Other taxes payable		984,265	76,515	9,481
Advances from customers		15,897,106	6,516,370	807,461
Deferred revenue		18,942,324	5,948,844	737,137
Other payables and accruals		4,684,991	3,098,802	383,981

Total current liabilities		73,349,016	19,625,322	2,431,826

Commitments and contingencies	11	—	—	—

Shareholders’ equity
Paid-in capital		8,446,223	8,446,223	1,046,594
Additional paid-in capital	2(m)	5,631,249	6,004,229	744,000
Statutory reserves	2(p)	2,905,000	2,905,000	359,966
Accumulated other comprehensive loss		(810)	(810)	(100)
Retained earnings		93,412,807	7,924,791	981,982

Total shareholders’ equity		110,394,469	25,279,433	3,132,442

Total liabilities and shareholders’ equity		183,743,485	44,904,755	5,564,268

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (UNAUDITED)

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(audited)	(audited)	(unaudited)	(unaudited, Note 3)
Cash flows from operating activities:
Net income (loss)	97,798,198	41,844,003	(12,237,316)	(1,516,357)
Adjustments for:
Non-cash share-based compensation	—	5,631,249	372,980	46,217
Gain on disposal of fixed assets	—	—	(673,503)	(83,456)
Depreciation and amortization of property, equipment and software	19,612,833	29,519,513	25,662,972	3,179,967
Exchange loss	—	—	485,477	60,157
Change in deferred royalties and other service costs	(7,426,148)	4,196,810	2,743,892	340,003
Change in accounts receivable	(16,553,400)	16,553,400	—	—
Change in advances to suppliers	(304,571)	135,281	137,350	17,019
Change in amounts due from related parties, net	(80,985,318)	(20,246,091)	114,703,030	14,213,158
Change in prepayments and other current assets	(1,698,557)	(4,609,352)	5,090,813	630,816
Change in long-term deposits	(242,590)	242,590	—	—
Change in deferred tax assets	(1,254,308)	(986,279)	2,240,587	277,637
Change in accounts payable	1,217,729	7,815,456	(4,912,488)	(608,719)
Change in other taxes payable	989,225	(4,960)	(907,750)	(112,482)
Change in advances from customers	53,731,628	(69,420,272)	(9,380,736)	(1,162,392)
Change in deferred revenue	38,244,615	(19,302,291)	(12,993,480)	(1,610,057)
Change in other payables and accruals	2,282,008	(766,631)	(1,586,189)	(196,549)

Net cash provided by (used in) operating activities	105,411,344	(9,397,574)	108,745,639	13,474,962

Cash flows from investing activities:
Purchases of property, equipment and software	(21,473,479)	(60,894,564)	(2,461,267)	(304,982)
Disposal of property, equipment and software	—	—	8,205,252	1,016,735
Increase in short-term investment	—	—	(10,000,000)	(1,239,127)

Net cash used in investing activities	(21,473,479)	(60,894,564)	(4,256,015)	(527,374)

Cash flows from financing activities:
Changes in restricted time deposits	(30,000,000)	30,000,000	—	—
Payments of common share dividend	—	(16,554,600)	(89,803,700)	(11,127,816)

Net cash provided by (used in) financing activities	(30,000,000)	13,445,400	(89,803,700)	(11,127,816)

Effect of foreign exchange rate changes on cash	(246)	(564)	(485,784)	(60,195)

Net increase (decrease) in cash and cash equivalents	53,937,619	(56,847,302)	14,200,140	1,759,577

Cash and cash equivalents, beginning of year	4,138,443	58,076,062	1,228,760	152,259

Cash and cash equivalents, end of year	58,076,062	1,228,760	15,428,900	1,911,836

Supplemental disclosure of non-cash investing and financing activities
Accrual and notes payable related to purchases of property, equipment and software	46,122,752	2,088,801	702,046	86,992
Dividend payable	—	16,553,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (UNAUDITED)

	Paid-in capital	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2002 (audited)	8,446,223	—	—	—	(10,216,794)	(1,770,571)
Net income (audited)	—	—	—	—	97,798,198	97,798,198
Appropriations to statutory reserves (audited)	—	—	2,905,000	—	(2,905,000)	—
Translation adjustment (audited)	—	—	—	(246)	—	(246)

Balance as of December 31, 2003 (audited)	8,446,223	—	2,905,000	(246)	84,676,404	96,027,381

Net income (audited)	—	—	—	—	41,844,003	41,844,003
2003 dividend (audited)	—	—	—	—	(33,107,600)	(33,107,600)
Share-based compensation (audited)	—	5,631,249	—	—	—	5,631,249
Translation adjustment (audited)	—	—	—	(564)	—	(564)

Balance as of December 31, 2004 (audited)	8,446,223	5,631,249	2,905,000	(810)	93,412,807	110,394,469

Net income (unaudited)	—	—	—	—	(12,237,316)	(12,237,316)
Share-based compensation (unaudited)	—	372,980	—	—	—	372,980
2004 dividend (unaudited)	—	—	—	—	(24,829,500)	(24,829,500)
2005 dividend (unaudited)	—	—	—	—	(48,421,200)	(48,421,200)

Balance as of December 31,2005 (unaudited)	8,446,223	6,004,229	2,905,000	(810)	7,924,791	25,279,433

Balance as of December 31, 2005 (US$, unaudited, Note 3)	1,046,594	744,000	359,966	(100)	981,982	3,132,442

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (UNAUDITED)

1.    ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 9Webzen Limited (the “Company”), a company established in Hong Kong on October 2, 2002, and its wholly owned subsidiary, 9Webzen Limited (Shanghai) (“9Webzen Shanghai”). The Company is 51% and 49% owned by GameNow.net (Hong Kong) Limited (“Gamenow Hong Kong”, a wholly owned subsidiary of The9 Limited) and Webzen Inc. (a Korea based online game developer), respectively. 9Webzen Shanghai was established in Shanghai, the People’s Republic of China (the “PRC”), on January 29, 2003 with registered capital of US$700,000 (approximately RMB5.79 million).

On December 14, 2005, a total number of 1,671,429 shares of the Company, representing 21% of total equity shares, were sold by Gamenow Hong Kong to Webzen Inc. at a total consideration of US$2,750,000. The respective shareholding interest of Gamenow Hong Kong and Webzen Inc. of the Company subsequent to this transaction was 30% and 70%. Concurrently, the Company declared and distributed dividend amounted to US$6,000,000 to its shareholders.

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

Beginning January 2004, 9Webzen Shanghai, Shanghai IT and The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”, a wholly owned subsidiary of GameNow Hong Kong in the PRC), have entered into a master agreement in connection with the operation of MU in the PRC and provide online game services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in the PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to RMB 10 per user per month, but in any case no more than 5.5% of net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. Prior to 2004, the 9Webzen Group recognized the gross amount received from the distributors as revenue and paid The9 Computer a service fee for the game operating support services.

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

d.    Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with an original maturity date of three months or less. Included in the cash and cash equivalents as of December 31, 2004 and 2005, respectively, are amounts denominated in US Dollars totalling US$28,271 and US$320,742 (unaudited), respectively (approximately RMB228,153 and RMB2,588,452, respectively).

e.    Short-term investment

Short-term investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the management has the positive intention and ability to hold to maturity that have original maturity of over three months and less than twelve months.

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

h.    Revenue recognition

Beginning January 2004, 9Webzen Shanghai, Shanghai IT, and The9 Computer entered into a master agreement to share the revenue generated from the sale of MU prepaid game cards (Note1). Pursuant to master agreement, the 9Webzen Group earns revenue from the sales of its prepaid game cards and prepaid online points for MU to the distributors, which in turn sell them to end customers. Both prepaid cards and prepaid online points provide customers with pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. The 9Webzen Group’s portion of the prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers or when the likelihood that the Company would provide further services to the end customers is remote. Prior to 2004, the 9Webzen Group recognized the gross amount received from the distributors as revenue over the period in which online game services were provided.

The 9Webzen Group’s customers are required to “activate” their prepaid game cards by using access codes and passwords to transfer the value of those cards to their personal game accounts. Under the 9Webzen Group’s current expiration policy, if a user’s personal game account is not used and the user does not transfer additional value to the account in a six-month period, the 9Webzen Group has the right to suspend the use of that account. Users may reactivate their suspended accounts by purchasing a new card and transferring its value to that account within one month after suspension. Thereafter, the account expires and any unused balance in that account may no longer be used. Historically, the 9Webzen Group has not enforced this expiration policy.

A portion of the 9Webzen Group’s deferred revenue is comprised of value for game cards which are sold to end customers but which have not been used for an extended period of time. The 9Webzen Group recognizes revenue when the end customers are no longer entitled to access its online game products or when the 9Webzen Group believes the likelihood that it would provide further online game service to those customers is remote. However, as of December 31, 2003, the 9Webzen Group has not recognized revenue as related to those prepaid cards because of its limited operating history. The 9Webzen Group’s only online game was commercially launched in February 2003. As the 9Webzen Group continued to operate MU, it has gained additional operational statistics and historical data. Although the 9Webzen Group has not historically enforced its expiration policy, it believes that the chances of it being required to render online games services in connection with inactive accounts that have not accessed its game account in excess of seven months are remote. Accordingly, for the years ended December 31, 2004 and 2005, it recognized revenue and related amounts of deferred expenses with respect to game accounts that have neither been utilized nor have had value added to them for a period of seven months. As a result of this policy, the 9Webzen Group recognized additional revenues of RMB25,549,347 and RMB10,666,811(unaudited), respectively (approximately US$3,165,888 and US$1,321,753, respectively) in the year ended December 31, 2004 and 2005, respectively. The 9Webzen Group also recognized related expenses, mainly royalty fees, of RMB6,679,192 and RMB2,788,552(unaudited), respectively (approximately US$827,636 and US$345,537, respectively) in the same years. The 9Webzen Group does not recognized revenues for game cards which are sold but not yet activated as management believe it is more likely than not that some of these cards will be activated in the future and 9Webzen Group will be required to provide services related to those cards. Future usage patterns may differ from the historical usage patterns on which the 9Webzen Group’s revenue recognition policy is based. The 9Webzen Group will continue to monitor the operational statistics and usage patterns to the inactive cards.

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

j.    Cost of services

Cost of services consists primarily of online game royalties, depreciation, maintenance and rental of operation places, computer equipment and software, manufacturing costs for prepaid game cards and other overhead expenses directly attributable to the provision of online game services. Prior to 2004, cost of services also includes game operating support services fees paid to The9 Computer.

k.    Product development

The 9Webzen Group recognizes software development cost for development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards (“SFAS”) No.86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”(“SFAS No.86”). As such, the 9Webzen Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, then all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life.

The 9Webzen Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No.98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force (“EITF”) No.00-02, “Accounting for Web Site Development Costs “, where applicable. As such, the 9Webzen Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated products life. Since the inception of the 9Webzen Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally-used software development costs have been expensed as incurred.

Product development costs consist primarily of payroll, depreciation charge and other overhead expenses for the customisation, localisation and testing prior to commercial launch of the MU online game. Other product development costs include costs incurred by the 9Webzen Group to develop, maintain, monitor and manage its websites.

Prior to and in anticipation of the commercial launch of MU, the 9Webzen Group’s primary online game offering, the 9Webzen Group incurred costs related to customizing the game to local preferences, testing of the game by the 9Webzen Group and achieving compatibility with the 9Webzen Group’s server environment. Such costs have been included as product development costs and were expensed as incurred.

l.    Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the 9Webzen Group’s sales and marketing personnel. Advertising and promotional expenses, amounted to RMB17,564,208, RMB11,499,409 and RMB1,378,956 (unaudited) (approximately US$2,176,428, US$1,424,922 and US$170,870, respectively) for the years ended December 31, 2003, 2004 and 2005, respectively, were expensed as incurred.

m.    Share-based compensation

The Company accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123,”Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

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

On January 25, 2005, the employees of 9Webzen for which The9 Limited has granted share options to on December 15, 2004 became employees of The9 Limited. As a result of the change in the aforementioned grantees’ employment status, all of the share options granted by The9 Limited to the employees of 9Webzen were cancelled.

The following table summarizes the Company’s share option activities with its non-employees as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005
	(audited)	(unaudited)
Outstanding at beginning of year		353,209
Granted	353,209	—
Transfer of employees from the Company to The 9 Limited	—	(353,209)
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	353,209	—

Vested at end of year*	75,075	—

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

p.    Statutory reserves

In accordance with the regulations in the PRC and its articles of association, 9Webzen Shanghai (as a foreign invested enterprise incorporated in the PRC) is required to make an appropriation of retained earnings equal to at least 10% of its after-tax profit, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Appropriation to this reserve is not required after the reserve has reached 50% of the registered capital of the Company.

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

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the 9Webzen Group does not do so. As of December 31, 2005, the statutory reserves of 9Webzen Shanghai amounted to RMB2,905,000 (unaudited).

q.    Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, 9Webzen Shanghai can only distribute dividend to 9Webzen Hong Kong after it has met the PRC requirements for appropriations to statutory reserves (Note 2(p)).

Aggregate net assets of the 9Webzen Group’s PRC subsidiary not distributable in the form of advances, loans or dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB12 million and RMB 92.4 million(unaudited) as of December 31, 2004 and 2005. However, the PRC subsidiary may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

Although the 9Webzen Group’s functional currency is the RMB, dividend is declared in US Dollars in 2004 and 2005; the 9Webzen Group intends to declare further dividend in US Dollars in the future.

r.    Segment reporting

The 9Webzen Group conducts its business within one industry segment – the business of developing and distributing online game and related services. As the 9Webzen Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

3.    CONVENIENCE TRANSLATION

The Company maintains its accounting records and prepares its financial statements in RMB. The unaudited US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB8.0702, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2005. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4.    OTHER INCOME

Other income primarily consists of financial incentives. During the year ended December 31, 2004 and 2005, the 9Webzen Group recognized financial incentives of RMB8,387,000 and RMB4,116,000(unaudited), respectively, from a local government authority as other income in the statements of operations and comprehensive income.

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

5.    SHORT-TERM INVESTMENT

As of December 31, 2005, short-term investment represented bank deposits with original maturity dates of over three months, in the amount of RMB 10,000,000 (unaudited). There was no short-term investment as of December 31, 2004.

6.    PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited, Note 3)
Computer and equipment	86,114,439	62,758,266	7,776,544
Software	8,196,395	6,943,051	860,332
Leasehold improvements	1,000,624	1,713,524	212,327
Motor vehicles	757,900	378,000	46,839
Office furniture and fixtures	451,912	391,461	48,507
Less: accumulated depreciation and amortization	(51,273,568)	(60,500,792)	(7,496,814)

Net book value	45,247,702	11,683,510	1,447,735

Depreciation and amortization charge for the years ended December 31, 2003, 2004 and 2005 was RMB19,612,833, RMB29,519,513 and RMB25,662,972 (unaudited), respectively.

7.    TAXATION

The Company did not have assessable profits that were earned or derived from Hong Kong during the period from January 1, 2003 to December 31, 2005. Therefore, no Hong Kong profit tax had been provided for in the periods presented.

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

In addition, in May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. 9Webzen Shanghai’s qualification as a Software Enterprise is subject to the annual inspection for its fulfillment of the qualifications, which includes achieving a certain level of qualifying revenues. This classification, which is subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai had passed the annual inspection of 2003 and 2004. No additional provision for EIT had been made for 9Webzen Shanghai in these financial statements for the year ended December 31, 2005 as the Company’s directors consider that 9Webzen Shanghai will continue to fulfill the requirements in the annual inspection for year 2005. Total tax savings to the 9Webzen Group from the EIT exemption of 9Webzen Shanghai amounted to approximately RMB20,868,000, RMB12,613,000 and RMB426,000(unaudited) for the years ended December 31, 2003, 2004 and 2005, respectively. Since this tax benefit will only be granted upon fulfillment of certain qualifications on an annual basis, there is no guarantee that 9Webzen Shanghai will continue to hold its Software Enterprise status and enjoy such tax benefits in future years.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the period ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
	(audited)	(audited)	(unaudited)	(unaudited, Note 3)
Current income tax expenses	—	—	(426,456)	(52,843)
Deferred taxation	1,254,308	986,279	(220,026)	(27,264)
Deferred tax valuation allowance	—	—	(2,020,561)	(250,373)

Income tax benefit (expense)	1,254,308	986,279	(2,667,043)	(330,480)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the 9Webzen Group’s effective tax rate is as follows:

	For the period ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005
	(audited)	(audited)	(unaudited, Note 3)
Statutory EIT rate	33%	33%	33%
Tax rate differential from statutory rate	(11%)	(5%)	(37%)
Effect of tax holiday applicable to 9Webzen Shanghai	(22%)	(29%)	2%
Tax expense (benefit) arising from temporary differences of 9Webzen Shanghai which will be subject to a higher EIT rate after the tax holiday	(1%)	(1%)	2%
Effect of permanent difference on non-deductible expenses	—	—	(2%)
Change in deferred tax assets	—	—	(5%)
Change in deferred tax valuation allowance	—	—	(21%)

Effective EIT rate	(1%)	(2%)	(28%)

Significant components of deferred tax assets

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited, Note 3)
Temporary difference related to depreciation and amortisation	2,240,587	2,020,561	250,373
Less: Deferred tax valuation allowance	—	(2,020,561)	(250,373)

Total non-current deferred tax asset	2,240,587	—	—

Total deferred tax assets	2,240,587	—	—

No valuation allowance has been provided on the deferred tax assets as of December 31, 2004 as management believes that is more likely than not that such deferred tax assets will be realized in the foreseeable future. However, the 9Webzen Group provided a full valuation allowance on the deferred tax assets as of December 31, 2005 as management believes that due to the operating results of the MU game, it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

8.    EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary that is incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. This Company is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB1,556,440, RMB3,812,371 and RMB1,359,950(unaudited) for the years ended December 31, 2003, 2004 and 2005, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

9.    RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into various transactions with its shareholders or its subsidiaries or affiliates as follows:

-	Webzen Inc. granted the Company an exclusive license to use the MU software for purposes of localizing, marketing and providing the Chinese version of the MU game in the PRC. Pursuant to the licensing agreement, the Company shall pay Webzen Inc. royalties equal to 20% of after-tax sales revenue derived from operations of MU (Note 11(b)).

-	Prior to 2004, The9 Computer and Shanghai IT collected fees related to sale of MU prepaid cards on behalf of the 9Webzen Group. The amounts due from The9 Computer and Shanghai IT are payable upon demand.

-	Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online game business in the PRC. Prior to 2004, pursuant to certain contractual arrangements with Shanghai IT, the 9Webzen Group paid Shanghai IT an annual fee of RMB10,000 per year for the use of the relevant licences. Beginning January 2004, 9Webzen Shanghai entered into contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1) and no longer pays any annual fee to Shanghai IT for the use of its licences.

-	Prior to 2004, pursuant to an exclusive technical service agreement, the 9Webzen Group paid 5% of its revenues to The9 Computer for technical support, including payment collection and processing, user membership management, production of prepaid cards, and other online game related technical support. Beginning January 2004, 9Webzen Shanghai entered into contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1) and no longer pays any fee to The9 Computer for its game operating support.

-	In the year ended December 31, 2005, the 9Webzen Group sold some of its computer and equipments and vehicles to The9 for RMB10.3 million (unaudited).

Significant outstanding amounts due from/to related parties as of December 31, 2004 and 2005 were as follows:

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited, Note 3)
Amounts due from related parties
— The9 Limited	1,198,330	—	—
— GameNow Hong Kong	14,761,553	—	—
— The9 Computer	108,270,089	1,677,867	207,908
— Shanghai IT	21,155	3,311,224	410,303

	124,251,127	4,989,091	618,211

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited, Note 3)
Amounts due to related parties
— GameNow Hong Kong	—	1,808,088	224,045
— Webzen Inc.	8,738,974	242,881	30,096

	8,738,974	2,050,969	254,141

Dividend payable	16,553,000	—	—

Dividend payable as at December 31, 2004 related to dividend declared by 9Webzen Hong Kong for fiscal year 2003 on December 18, 2004 of US$2,000,000 (approximately RMB16,553,000), including US$980,000 (approximately RMB8,110,970) to Webzen Korea and US$1,020,000 (approximately RMB8,442,030) to GameNow Hong Kong. 9Webzen Hong Kong has paid US$2,000,000(unaudited) (approximately RMB16,553,000) in 2005 in relation to dividend for fiscal year 2003. 9Webzen Hong Kong has declared and paid dividend of US$3,000,000(unaudited) (approximately RMB24,829,500) and US$6,000,000(unaudited) (approximately RMB48,421,200) for fiscal year 2004 and 2005 respectively in 2005.

Significant related party transactions for the years ended December 31, 2003, 2004 and 2005 were as follows:

	For the period ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2005
	RMB	RMB	RMB	US$
	(audited)	(audited)	(unaudited)	(unaudited, Note 3)
Fixed assets sold to The9 Computer (included in “other income, net”)	—	—	10,333,945	1,280,507
Royalties to Webzen Inc. (included in “cost of services”) (Note 11(b))	46,102,414	36,842,921	10,361,740	1,283,951
Game operating support service fees to The9 Computer (included in “cost of services”)	12,196,409	N/A	N/A	N/A
Promotional fee paid to Shanghai IT (included in “sales and marketing”)	1,000,000	N/A	N/A	N/A
Fee paid to Shanghai IT for use of its licenses (included in “cost of services”)	10,000	N/A	N/A	N/A
Purchase of computer and equipment from SMEC	39,791,036	N/A	N/A	N/A

10.    CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the 9Webzen Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted time deposits, short-term investment, other receivables, and prepayments and other current assets. As of December 31, 2005, substantially all of the 9Webzen Group’s cash and cash equivalents were held by major financial institutions located in the PRC, including Hong Kong, which management believes are of high credit quality.

In the year ended December 31, 2005, 100% of the 9Webzen Group’s revenues were derived from the operation of MU, the 9Webzen Group’s primary online game offering.

No individual customer accounted for more than 10% of net revenues in the years ended December 31, 2003, 2004 and 2005.

11.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The 9Webzen Group has entered into operating lease arrangements relating to the use of certain premises. Future minimum lease payments for non-cancellable operating leases as of December 31, 2005 are as follows:

	Total
	RMB	US$
	(unaudited)	(unaudited, Note 3)
2006	1,975,299	244,765
2007 and beyond	3,750,458	464,729

	5,725,757	709,494

Total rental expenses were RMB10,004,192, RMB17,325,778 and RMB10,154,152(unaudited), respectively for the years ended December 31, 2003, 2004 and 2005, and were charged to the statements of operations and comprehensive income in the year incurred.

Capital commitments

The amount of capital commitments for purchase of property, plant and equipment as of December 31, 2005 was RMB362,055(unaudited).

Contingencies

a.	The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in Hong Kong and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online games business through 9Webzen Shanghai in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites and to operate MU (Notes 1 and 9). In the opinion of the Company’s directors, the 9Webzen Group’s contractual arrangements with Shanghai IT as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the 9Webzen Group may be required to restructure its ownership structure and operations in the PRC to comply with the applicable PRC laws and regulations.

b.	Webzen Inc. granted the Company an exclusive license to use the MU software for purposes of localizing, marketing and providing the Chinese version of MU in the PRC. The amount of royalties to Webzen Inc. for the year ended December 31, 2005 is disclosed in Note 9. The Company conducts its operations of MU in the PRC through 9Webzen Shanghai, and no royalties are charged to 9Webzen Shanghai. Pursuant to the licensing agreement between the Company and Webzen Inc., the Company shall pay Webzen Inc. royalties equal to 20% of MU game revenues, net of applicable taxes, which shall be a minimum of US$1.4 million (approximately RMB11.30 million) each quarter during the license period beginning from April 2003. If the Company fails to meet 70% of the minimum sales revenue requirement for two consecutive quarters, Webzen Inc. may automatically have the right to also grant the license to third parties in the PRC. If the company fails to meet the minimum sales revenue requirement for more than two years, Webzen Inc. may terminate the MU license. The license expires on September 9, 2007. The Company intends to finance its payment of royalties to Webzen Inc. through dividend income from 9Webzen Shanghai. Where the dividend income from 9Webzen Shanghai is insufficient to finance the payment of royalties to Webzen Inc., the Company would have to obtain a bank loan or enter into a licensing arrangement with 9Webzen Shanghai. 9Webzen Shanghai may be required to guarantee the bank loans, if any. Any licensing fee payments made by 9Webzen Shanghai to the Company would be subject to PRC withholding and businesses taxes equal to 14.5%.

12.    RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued its final standard on accounting for share-based payments, FASB Statement No. 123R (revised 2004), Share-Based Payment (“SFAS No.123R”), that requires companies to expense the value of employee stock options and similar awards. This statement supersedes APB No. 25. Under SFAS No.123R, share-based payments will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS No.123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. The Company does not expect the adoption of SFAS No.123R to have a material impact on the Company’s financial position or results of operation.

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

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the Emerging Issues Task Forces’ Issue No.05-06, Determining the Amortization Period for Leasehold Improvements (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company believes the adoption of EITF No. 05-06 will not have a significant impact on its financial statements.

13.    SUBSEQUENT EVENTS

On February 11, 2006, the Company entered into a license agreement with Webzen Inc., pursuant to which the Company obtained an exclusive license from Webzen Inc. to operate the Kingdom of Warrior game (“KoW”) in mainland China. KoW is a martial arts massively multiplayer online role-playing game. Under the agreement, the Company has agreed to pay Webzen Inc. royalties at a 25% percentage of the activated amount of game points cards. The license period is effective from the February 11, 2006 and will be terminated the latter of December 31, 2008 or two years later after the commercial launch of KoW. There is no impact from this event on the financial statements for the year ended December 31, 2005.