Form 20-F/A
period 2005-12-31
The9 LTD
filed 2006-10-12
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

US$0.01 per share, Nasdaq Global Market

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

[NONE]

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

☐  Yes    ☒  No

Explanatory Note

This Form 20-F/A amends and restates Item 5 of, and our audited consolidated financial statements for the year ended December 31, 2005 included in, our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006 (such amendments and restatements, the “Restatement”). The Restatement is necessary to reflect dividends received by The9 during 2005 from 9Webzen, an affiliated company of The9, as a cash flow from operating activities in accordance with SFAS No. 95, “Statement of Cash Flows.” Such amount was previously reflected as cash flows from financing activities in our annual report on Form 20-F filed on June 30, 2006. As a result of the Restatement, cash provided by The9’s operating activities in 2005 increased by RMB35,642,140 (US$4,416,513) and cash provided by The9’s financing activities in 2005 decreased by the same amount. Except for the impact to The9’s consolidated financial statements for 2005 as referenced in Note 2(a) of the restated financial statements filed herewith, the Restatement has no impact on The9’s consolidated statement of operations and comprehensive income and consolidated balance sheets.

This Form 20-F/A also amends Item 3.D., “Risk Factors — Risks Related to Our Company — PRC laws and regulations, including the new MII notice issued in July 2006, restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and Item 4.B., “Information on the Company — Business Overview — Government Regulations” to disclose a notice issued by a PRC governmental authority in July 2006 that is related to our business operation model.

Except for the foregoing, no other part of this annual report is being amended and the filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2006, the filing date of The9’s annual report on Form 20-F for the year ended December 31, 2005.

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

We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “NCTY.”

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

PRC laws and regulations, including the new MII notice issued in July 2006, restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai The9 Information Technology Co., Ltd. (formerly known as Shanghai Jiucheng Information Technology Co., Ltd.), or Shanghai IT, in holding and maintaining the licenses necessary for operating online games in China. Shanghai IT is a PRC company controlled by Jun Zhu and Jie Qin, who are our Chief Executive Officer and former Senior Vice President, respectively.

In July 2006, the Ministry of Information Industry, or MII, issued a notice, or the new MII notice, which prohibits ICP license holders from leasing, transferring or selling telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the MII notice and to submit status reports to the MII before November 1, 2006. Since the new MII notice was issued, we have transferred to Shanghai IT almost all of the domain names used in its daily operations and are in the process of transferring to Shanghai IT certain trademarks used in its daily operations, as required under the new MII notice. As the transfer of registered trademarks requires the approval of the relevant PRC governmental agencies, we have not completed the transfer of relevant trademarks to Shanghai IT, nor can we assure you when we will obtain necessary approvals for such transfer. If we or Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, including the New MII notice, the relevant governmental authorities, according to the nature of the violation, would have broad discretion to adopt one or more of the following measures against us, including levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business license and/or other licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our operations related to online games. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations, subject to the transfer of certain domain names and trademarks to Shanghai IT as required under the new MII notice. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations, subject to the transfer of certain domain names and trademarks to Shanghai IT as required under the new MII notice. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

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

In July 2006, the MII issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the new MII notice. The new MII notice prohibits ICP license holders from leasing, transferring or selling telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the MII notice and to submit status reports to the MII before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Risk Factors — Risks Related to Our Company — PRC laws and regulations, including the new MII notice issued in July 2006, restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	RMB	RMB	RMB (restated)(1)	US$ (restated and unaudited)(1)
	(in thousands)
Net cash provided by (used in) operating activities	57,711	35,076	184,541	22,867
Net cash provided by (used in) investing activities	(1,967)	(126,260)	(483,651)	(59,931)
Net cash provided by (used in) financing activities	1,527	821,699	3,832	475
Effect of foreign exchange rate changes on cash	(133)	124	(9,882)	(1,224)
Net increase (decrease) in cash and cash equivalents	57,138	730,639	(305,160)	(37,813)
Cash and cash equivalents at beginning of period	5,628	62,766	793,405	98,313
Cash and cash equivalents at end of period	62,766	793,405	488,245	60,500

(1)	We restated our consolidated financial statements for the year ended December 31, 2005 to reflect dividends received during 2005 from 9Webzen Hong Kong as a cash flow from operating activities in accordance with SFAS No. 95, “Statement of Cash Flows.” Such amounts were previously reflected as cash flows from financing activities. As a result of the restatement, cash provided by operating activities increased by RMB35,642,140 and cash provided by financing activities decreased by the same amount. The restatement has no impact on the net income for the year.

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

Net cash provided by operating activities was RMB184.5 million (US$22.9 million) in 2005 compared to RMB35.1 million in 2004 primarily due to the significant increase of our revenue from online game services, which was primarily due to our commercial launch of WoW in China in June 2005. Net cash provided by operating activities was RMB35.1 million in 2004 compared to RMB57.7 million in 2003 primarily because as of the second quarter of 2004, we ceased to collect payments for prepaid MU playing time on behalf of 9Webzen, and because in 2004, we repaid some of the historical cash collected from MU to 9Webzen.

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

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.”

For the year ended December 31, 2004, the trading price ranged from US$21.00 to US$24.10 per ADS. For the year ended December 31, 2005, the trading price ranged from US$13.69 to US$28.51 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the last quarter in 2004 and the four quarters in 2005 and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2004	25.25	17.49
First Quarter 2005	24.11	16.46
Second Quarter 2005	27.5	14.55
Third Quarter 2005	28.51	17.86
Fourth Quarter 2005	19.77	13.69
Monthly Highs and Lows
November 2005	19.50	14.15
December 2005	18.00	13.69
January 2006	20.38	15.50
February 2006	22.45	19.14
March 2006	31.94	20.50
April 2006	31.77	28.20
May 2006	31.25	21.56
June 2006 (through June 20)	27.94	21.82

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.1	Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.1	Form of The9 Limited Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-120810) on November 26, 2004.

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No.1(file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

Exhibit Number	Document

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 China (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 China and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 China, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 China, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 China and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Universal Games Inc. and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.13	Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Shareholders’ Agreement, dated April 16, 2004, by and among The9 Limited, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.18	Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.19	Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.20	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.21	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22*	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located

4.23*	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd.

4.24*	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.25*	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.26*	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.27*	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.28*	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.29*	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited

4.30*	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc.

4.31*	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited

8.1*	Subsidiaries of The9 Limited

11.1	Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2**	Consent of Fangda Partners

*	previously filed with the Form 20-F dated as of June 30, 2006.
**	filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED

By	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: October 12, 2006

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

As discussed in Note 2(a), the Company has restated its 2005 consolidated financial statements.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

June 15, 2006, except for Note 2(a), which is as of September 4, 2006

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

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income(loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2002	9,867,000	816,919	438,717	—	—	(5,554)	(59,711,125)	(58,461,043)
Accretion for Series A Preference Shares	—	—	—	—	—	—	(2,534,139)	(2,534,139)
Net income	—	—	—	—	—	—	48,474,634	48,474,634
Cumulative translation adjustment	—	—	—	—	—	(133,433)	—	(133,433)

Balance as of December 31, 2003	9,867,000	816,919	438,717	—	—	(138,987)	(13,770,630)	(12,653,981)

Accretion for Series A Preference Shares	—	—	—	—	—	—	(3,327,633)	(3,327,633)
Waiver of October 2001 Loans interest	—	—	1,727,359	—	—	—	—	1,727,359
Net income	—	—	—	—	—	—	24,479,335	24,479,335
Conversion of Series A Preference Shares into Common Shares	8,008,000	662,782	45,182,854	—	—	—	—	45,845,636

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issuance of ordinary shares	6,311,250	522,080	802,816,821	—	—	—	—	803,338,901
Options granted to 9Webwen’s employees (Note 15)	—	—	5,631,249	—	—	—	—	5,631,249
Appropriations to statutory reserves	—	—	—	—	54,172	—	(54,172)	—
Cumulative translation adjustment	—	—	—	—	—	124,370	—	124,370

Balance as of December 31, 2004	24,186,250	2,001,781	855,797,000	—	54,172	(14,617)	7,326,900	865,165,236

Net income	—	—	—	—	—	—	72,471,687	72,471,687
Cumulative translation adjustment	—	—	—	—	—	73,963	—	73,963
Issuance of ordinary shares from stock option exercise	27,880	2,252	3,829,387	—	—	—	—	3,831,639
Options granted to 9Webzen’s employees (Note 15)	—	—	372,981	—	—	—	—	372,981
Employee share based compensation	—	—	214,974	(214,974)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	69,110	—	—	—	69,110

Balance as of December 31, 2005	24,214,130	2,004,033	860,214,342	(145,864)	54,172	59,346	79,798,587	941,984,616

Balance as of December 31, 2005 (US$ except share data, unaudited, Note 3)	24,214,130	248,325	106,591,452	(18,074)	6,712	7,354	9,888,056	116,723,825

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
			(Restated)	(Restated and Unaudited, Note 3)
Cash flows from operating activities:
Net income	48,474,634	24,479,335	72,471,687	8,980,160
Adjustments for:
Deferred taxes	(6,118,567)	4,480,066	(437,755)	(54,243)
Profit on disposal of fixed assets	—	—	(38,280)	(4,743)
Profit on disposal of investment in affiliated companies	—	—	(6,715,917)	(832,187)
Impairment on upfront license fee	—	—	5,729,338	709,938
Depreciation and amortization of property, equipment and software	3,444,233	3,358,376	39,463,381	4,890,013
Amortization of intangible assets	—	168,794	33,792,069	4,187,265
Equity in profit of affiliated company, net of dividend received	(49,877,081)	(8,128,447)	49,378,930	6,118,675
Minority interests	—	(6,871,215)	4,540,568	562,634
Interest expense on convertible loans	1,700,931	661,970	—	—
Non-cash interest expense	—	—	2,057,996	255,012
Exchange loss	—	—	9,719,514	1,204,370
Non-cash share-based compensation	—	—	69,110	8,564
Change in accounts receivable	74,090	(16,686,079)	6,092,213	754,902
Change in advances to suppliers	344,208	855,940	(1,530,002)	(189,587)
Change in prepayments and other current assets	(2,274,015)	(11,773,502)	2,756,493	341,564
Change in prepaid royalties	—	—	(43,013,672)	(5,329,939)
Change in deferred service costs	4,736	—	(24,075,214)	(2,983,224)
Change in long-term deposits	(755,172)	1,314,709	(2,817,872)	(349,170)
Change in accounts payable	46,900	2,286,373	8,488,462	1,051,828
Change in due to related parties, net	61,799,817	33,895,012	(123,510,090)	(15,304,465)
Change in income tax payable	249,724	(105,901)	(607,560)	(75,284)
Change in other taxes payable	955,265	(129,239)	6,823,675	845,540
Change in advances from customers	(2,279)	1,488,478	60,162,789	7,454,932
Change in deferred revenue	(90,216)	2,222,284	74,292,656	9,205,801
Change in other payables and accruals	(266,200)	3,559,637	11,448,761	1,418,647

Net cash provided by operating activities	57,711,008	35,076,591	184,541,280	22,867,003

Cash flows from investing activities:
Cash paid for acquisition of C9I minority interest	—	—	(209,857,681)	(26,004,025)
Cash paid for investment in affiliated companies	—	(34,045,553)	(41,794,726)	(5,178,895)
Proceeds from investment disposal	—	—	22,193,050	2,750,000
Proceeds from fixed assets disposal	—	—	94,887	11,758
Purchase of property, equipment and software	(1,967,457)	(20,365,224)	(242,725,812)	(30,076,803)
Purchase of intangible assets	—	(33,462,782)	(11,561,284)	(1,432,590)
Loan receivable due from a related party	—	(38,386,260)	—	—

Net cash used in investing activities	(1,967,457)	(126,259,819)	(483,651,566)	(59,930,555)

Cash flows from financing activities:
Proceeds from stock option exercise	—	—	3,831,639	474,789
Proceeds from initial public offering, net of issuance costs	—	813,046,497	—	—
Proceeds from convertible loans	4,137,185	—	—	—
Proceeds from dividends	—	—	—	—
Repayment for convertible loans	(2,345,062)	(10,384,226)	—	—
Repayment of capital lease obligations	(264,677)	—	—	—
Capital contribution received from minority shareholder	—	19,036,270	—	—

Net cash provided by financing activities	1,527,446	821,698,541	3,831,639	474,789

Effect of foreign exchange rate changes on cash	(133,433)	124,370	(9,881,974)	(1,224,501)

Net increase(decrease) in cash and cash equivalents	57,137,564	730,639,683	(305,160,621)	(37,813,264)
Cash and cash equivalents, beginning of year	5,628,041	62,765,605	793,405,288	98,312,963

Cash and cash equivalents, end of year	62,765,605	793,405,288	488,244,667	60,499,699

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax	18,772	105,901	607,560	75,284
Cash paid during the year for interest expense	46,379	1,693,901	—	—
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	—	459,400	8,062,091	998,995
Interest expense for acquisition related payable	—	—	2,057,996	255,012
Conversion of October 2001 loans	—	8,276,500	—	—
Waiver of October 2001 loans interest	—	1,727,359	—	—
Conversion of preference shares to common shares	—	45,845,636	—	—
Settlement of loan receivable upon the acquisition of minority interest	—	—	38,386,260	4,756,544

Supplemental disclosure of non-cash financing activities:
Accrual for IPO related expense	—	10,229,676	—	—

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

The Company has restated its consolidated financial statements for the year ended December 31, 2005 (the “Restatement”) to reflect dividends received during 2005 from 9Webzen Hong Kong, an affiliated company, as a cash flow from operating activities in accordance with SFAS No. 95, “Statement of Cash Flows.” Such amounts were previously reflected as cash flows from financing activities. As a result of the Restatement, cash provided by operating activities increased by RMB35,642,140 and cash provided by financing activities decreased by the same amount. The Restatement has no impact on The9’s consolidated statement of operations and comprehensive income and consolidated balance sheets.

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