Form 20-F
period 2006-12-31
The9 LTD
filed 2007-06-28
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also include 9Webzen and our other affiliated PRC entities, (2) the term “9Webzen” refers to 9Webzen Limited and its subsidiary, 9Webzen (Shanghai) Co., Ltd., (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 20, 2004, “ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts, which evidence our ADSs, (4) all share numbers reflect the 2.86-for-1 share split of our ordinary shares and preferred shares which became effective on November 25, 2004, (5) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (7) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (8) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.8041 to US$1.00, the noon buying rate in effect as of December 29, 2006.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006, and consolidated balance sheet data as of December 31, 2005 and 2006.

We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “NCTY.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to retain existing users and attract new users for the World of Warcraft®, or WoW, game;

•	our ability to successfully launch and operate additional online games licensed by us in China;

•	our ability to license, develop or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with online game developers, including our existing licensors;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — Risk Factors.” We do not undertake any obligation to update forward-looking statements except as required under applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data:
Revenues	3,280	17,268	36,636	489,191	1,038,328	133,049
Sales taxes	(192)	(883)	(1,913)	(24,164)	(52,502)	(6,727)
Net revenues	3,088	16,385	34,723	465,027	985,826	126,322
Cost of services	(3,730)	(6,492)	(9,139)	(240,416)	(524,032)	(67,149)
Gross profit (loss)	(642)	9,893	25,584	224,611	461,794	59,173
Operating expenses	(19,070)	(15,930)	(35,347)	(164,898)	(191,639)	(24,556)
Income (loss) from operations	(19,712)	(6,037)	(9,763)	59,713	270,155	34,617
Interest income (expenses), net	(907)	(1,381)	81	10,022	9,136	1,171
Other income (expense), net	(173)	165	15,792	14,467	28,417	3,641
Income (loss) before income tax benefit (expense), gain on investment disposal, impairment loss on investment, minority interests and profit (loss) on equity investments	(20,792)	(7,253)	6,110	84,202	307,708	39,429
Income tax benefit (expense)	(338)	5,850	(5,073)	(168)	2,670	342
Minority interests	—	—	6,871	(4,541)	—	—
Income (loss) before gain on investment disposal, impairment loss on investment and profit (loss) on equity investments	(21,130)	(1,403)	7,908	79,493	310,378	39,771
Gain on investment disposal	—	—	—	6,716	23,409	2,999
Impairment loss on investment	—	—	—	—	(20,402)	(2,614)
Profit (loss) on equity investments, net of taxes	(5,211)	49,877	16,571	(13,737)	(908)	(116)
Net income (loss)	(26,341)	48,474	24,479	72,472	312,477	40,040
Net income (loss) attributable to shareholders	(28,692)	31,699	12,047	72,472	312,477	40,040
Earnings (loss) per share
- Basic	(2.91)	3.21	1.17	3.00	12.78	1.64
- Diluted	(2.91)	1.94	0.87	2.92	12.72	1.63
Earnings (loss) per ADS(2)
- Basic	(2.91)	3.21	1.17	3.00	12.78	1.64
- Diluted	(2.91)	1.94	0.87	2.92	12.72	1.63

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	5,628	62,766	793,405	488,245	937,846	120,173
Non-current assets	8,817	60,801	171,565	602,744	537,492	68,873
Total assets	20,494	155,798	1,026,595	1,213,735	1,624,585	208,171
Current liabilities	46,982	134,210	149,265	271,750	288,427	36,959
Minority interests	—	—	12,165	—	—	—
Series A convertible preferred shares(3)	31,708	34,242	—	—	—	—
Total shareholders’ equity (deficit)	(58,461)	(12,654)	865,165	941,985	1,336,158	171,212
Total liabilities and shareholders’ equity	20,494	155,798	1,026,595	1,213,735	1,624,585	208,171

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB7.8041 to US$1.00. See “Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.
(3)	Series A convertible preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holders thereof.

As of December 31, 2006, we and Webzen Inc., or Webzen, owned 30% and 70%, respectively, of 9Webzen Limited, or 9Webzen. Prior to December 2005, we and Webzen owned 51% and 49%, respectively of 9Webzen. Due to Webzen’s right to participate in certain decisions to be made in the ordinary course of business of 9Webzen, we have accounted for our interest in 9Webzen using the equity method. Our equity share of 9Webzen’s net income contributed significantly to our net income for our fiscal years ended December 31, 2003 and 2004. In 2005, due to the declining popularity of the MU game, which comprised substantially all of 9Webzen’s revenues, and due to our substantial increase in revenues resulting from the commercial launch of WoW in China, the portion of our income attributable to our equity interest in 9Webzen and our share of the total assets of 9Webzen were less than 20% of our operating income and total assets for the year. Because 9Webzen’s financial position and results of operations are no longer material to us, audited financial statements for 9Webzen have not been required since 2005. 9Webzen’s audited consolidated financial statements for the year ended December 31, 2004 and unaudited consolidated financial statements for the years ended December 31, 2005 and 2006 are included in this annual report beginning on page F-44. For a more detailed discussion of 9Webzen’s historical operating and financial information, see our annual report on Form 20-F for fiscal year 2004, filed with the SEC on June 30, 2005.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2006 at US$1.00: RMB7.8041, which was the noon buying rate in effect as of December 29, 2006. The prevailing rate at June 25, 2007 was US$1.00: RMB7.6187. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
December 2006	7.8041	7.8219	7.8350	7.8041
January 2007	7.7714	7.7876	7.8127	7.7705
February 2007	7.7410	7.7502	7.7632	7.7410
March 2007	7.7232	7.7369	7.7454	7.7232
April 2007	7.7090	7.7247	7.7345	7.7090
May 2007	7.6516	7.6773	7.7065	7.6463
June 2007 (through June 25)	7.6187	7.6370	7.6680	7.6175

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our self-developed online virtual community game, “the9 City”, in 2000 and commenced the distribution and operation of MU, our first massively multiplayer online role playing game, or MMORPG, in China in February 2003. We launched three additional MMORPGs, including Mystina Online, WoW and Joyful Journey West (“JJW”), in China in February 2005, June 2005 and September 2006, respectively. As a result, we have limited relevant operating history upon which to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market. These risks may include our potential failure to:

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

As we expect that WoW will continue to comprise most of our revenues in the near future, any adverse developments relating to WoW may materially and adversely affect our results of operations.

In February 2004, our subsidiary, China The9 Interactive Limited, or C9I, obtained an exclusive license to operate WoW in China from Vivendi Universal Games Inc., or VUG, and we commercially launched WoW in China in June 2005. In 2006, 99% of our total revenues were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenues in the near future.

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

We have invested and plan to continue to invest a significant amount of financial and personnel resources in operating WoW in China. While WoW has generated significant revenue in 2006 with 6.8 million activated user accounts as of December 31, 2006, we cannot assure you that WoW will continue to attract as many users as are required for our operation on a commercially viable basis. We have made significant financial commitments in connection with the licensing and operating of WoW in China. We are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the game’s commercial launch in June 2005. We are also obligated to commit a portion of the revenue from WoW for the marketing and promotion of WoW in China during the four-year license period. If we lose our exclusive WoW license for failing to meet our financial obligations or for other reasons, or if we are unable to generate revenues from WoW exceeding the amount of operating costs and expenses incurred in connection with WoW, our future results of operations will be materially and adversely affected.

If we are unable to maintain a satisfactory relationship with Blizzard or any other online game developer that has licensed a game to us, our future results of operations or the growth of our business may suffer.

If we are unable to maintain a satisfactory relationship with Blizzard or any other online game developer that has licensed a game to us, or if Blizzard or any of our other online game licensors either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, our operating results and our business would be harmed, because our business depends significantly upon our exclusive licenses to operate WoW and other online games in China. While we have obtained from Blizzard a license for the Burning Crusade, an expansion pack for the WoW game, we cannot assure you that Blizzard or any of our other online game licensors will renew its license agreement with us, or grant us an exclusive license for any new online games that it may develop or make expansion packs for existing games available to us in the future. Any deterioration of our relationship with Blizzard or any of our other online game licensors could harm our future results of operations or the growth of our business.

We have incurred net losses in the past and may experience earnings declines or net losses in the future.

We incurred net losses in the first half of 2005. Although we have achieved net profit since the second half of 2005 as a result of the commercial launch of WoW in China, we cannot assure you that we can avoid net losses in the future nor that there will not be any earnings or revenue declines for any future quarterly or other period. We expect that our operating expenses will increase as we incur additional expenditures in connection with our operation of WoW and other new games in China. As a result, any decrease or delay in generating more revenues could result in material operating losses and cause the market price of our ADSs to decline.

Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights, as well as theft of in-game goods could harm our business and reputation and materially and adversely affect our results of operation.

With the increase in the number of online game players in China, we have faced the risks of illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights as well as the risk of theft of in-game goods purchased by our customers. Our historical results of operations prior to our commercial launch of WoW in China were materially and adversely affected by illegal game servers. Although we have adopted a number of measures to address illegal server usage, misappropriation of our game server installation software and the establishment of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

From time to time, we have detected a number of players who have gained an unfair advantage by installing cheating tools to facilitate character progression. In response to these activities, we have expanded our customer service team dedicated to detecting unauthorized character enhancements. We also require that WoW game players purchase mandatory CD-Keys in order to play the game, which we believe reduces the number of unauthorized characters by preventing players from using cheating tools. In addition, we have installed software patches designed to prevent unauthorized modifications to our execution files. However, we cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. The deletion of unauthorized character enhancements requires the affected players to restart with a new character from the starting level, and may result in some of these players ceasing to play the game altogether. In addition, any of our new games may be affected by similar or other infringement of our intellectual property rights. If we are unable to eliminate illegal servers, unauthorized character enhancements or suffer other infringement of our intellectual property rights, our players’ perception of the reliability of our games may be negatively impacted, which may reduce the number of players using our games, shorten the life span of our games or adversely affect our results of operations.

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

Online games are a new and evolving entertainment concept in Asia, particularly in China. The level of demand and market acceptance of our online games are subject to a high degree of uncertainty. This uncertainty is particularly relevant in our current situation because we are relying on a single MMORPG for substantially all of our revenues. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the popularity of WoW and other new online games operated by us;

•	Blizzard’s timely upgrades of WoW to extend WoW’s life span and to maintain WoW’s competitive position in the online game market in China;

•	the introduction of new online games, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment;

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted; and

•	the acceptance by customers of the purchase of in-game items.

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

There are currently over 100 online game operators in China. We expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the Chinese market, given the relatively low entry barriers to the online game industry. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Shanda Interactive Entertainment Limited, Netease.com, Inc. and Sina Corporation. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods, such as charging customers a flat user fee. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form a part of our strategy to further expand our business. As we have yet to make any significant acquisitions other than our acquisition of a 31.1% interest in C9I, we do not have any prior experience integrating any new company into ours. Accordingly, we believe that integration of a new company’s operations and personnel into ours will require significant attention of our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in potential dilutive issuance of equity securities or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of integration of new businesses.

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

Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See Item 3, “Key Information — Risk Factors — Risk Related to Doing Business in China —The law and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected”. As a result, we rely heavily on a distribution network composed of third party distributors for the sale of our game playing time to end users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

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

We obtain WoW playing time information from a third party and use that information in connection with our recognition of revenues from sale of WoW playing time in China. Since June 2005, substantially all of our revenues have been generated from our sale of WoW playing time in China. We sell game playing time primarily through the sales of prepaid cards and prepaid online points to distributors, who in turn sell them to our customers who play our games. Prepaid fees received from distributors for sales of game cards and online points are recognized as revenue only upon the customer’s actual use of game playing time or the expiration of their game cards or online points. VUG maintains the systems that record and track the time that our customers spend playing the WoW game on our behalf. We are provided with data on customers’ actual usage of WoW playing time by VUG, and use that data in connection with our recognition of revenues from the sale of WoW playing time in China. We do not have direct access to the systems maintained by VUG. If VUG suffers any data loss or miscalculates the time our customers spend playing the WoW game, our results of operation may be adversely affected.

Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware in Shanghai, Shenzhen, Chengdu and Beijing. Any server interruptions, break-downs or system failures in the cities where we maintain our system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

We use internally developed Pass9 and other software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game developer partners.

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

There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the future. In addition, some of our employees were previously employed at other companies including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees may have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. Although we are not aware of any pending or threatened claims, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.

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

As an online game operator, our revenues in any quarter are substantially dependent on the amount of game playing time spent by our customers in that quarter. To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage. Failure to meet our expectations could disproportionately and adversely affect our operating results in any given quarter. As a result, we believe that period-to-period comparisons of operating results are not necessarily indicative of our future results.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives. We rely on their expertise in business operations, technology support and sales and marketing and on their relationships with our shareholders, distributors and relevant government authorities. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial condition and results of operations may be materially adversely affected, and we may incur additional expense to recruit and train personnel.

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of uncertainties with the PRC legal system. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai The9 Information Technology Co., Ltd. (formerly known as Shanghai Jiucheng Information Technology Co., Ltd.), or Shanghai IT, to hold and maintain the licenses necessary for online games in China. Shanghai IT is a PRC company controlled by Jun Zhu and Yong Wang, who are our Chief Executive Officer and Vice President, respectively.

In July 2006, the Ministry of Information Industry, or MII, issued a notice, or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT almost all of the domain names used in its daily operations and are in the process of transferring to Shanghai IT certain trademarks used in its daily operations, as required under the New MII Notice. As the transfer of registered trademarks requires the approval of the relevant PRC governmental agencies, we have not completed the transfer of relevant trademarks to Shanghai IT, nor can we assure you when we will obtain necessary approvals for such transfer. If we or Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice, the relevant governmental authorities, according to the nature of the violation, would have broad discretion to adopt one or more of the following measures against us, including levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business license and/or other licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our operations related to online games. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations, subject to the transfer of certain trademarks to Shanghai IT as required under the New MII Notice. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

We depend on Shanghai IT to hold certain operating licenses. If Shanghai IT violates our contractual arrangements with it, our business could be disrupted and our reputation may be harmed.

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

Our Chief Executive Officer, Jun Zhu, and our Vice President, Yong Wang, are also the principal shareholders of Shanghai IT. Thus, conflicts of interest between their duties to our company and Shanghai IT may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our subsidiaries in China are subject to restrictions on paying dividends or making other payments.

We are a holding company incorporated in Cayman Islands, and we rely primarily on dividends and other distributions from our subsidiaries in China, The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 China, and The9 Interactive Information Technology (Shanghai) Co., Ltd., or C9I China, for our cash requirements. Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from The9 China or C9I China may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.”

The aggregate net assets of all of our PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans or dividends to us as a result of applicable PRC regulations and due to our organizational structure were RMB78.6 million, or 8.3%, and RMB 47.1 million, or 3.5%, of our total consolidated net assets as of December 31, 2005 and 2006, respectively. Our subsidiaries in the PRC or VIE subsidiaries, however, may use such net assets to make payments to the Company or its shareholders, including payments through royalty and license fees under the trademark license agreements or certain other contractual arrangements, subject to the terms and conditions of such agreements and applicable regulations. We have not currently entered into any such arrangements with our subsidiaries in the PRC or with our VIE subsidiaries.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our current and anticipated growth has placed and will continue to place a significant strain on our management, operational, financial and other resources as we expand our operations and workforce. For example, the total number of our employees increased from 100 as of December 31, 2001 to approximately 960 as of December 31, 2006. In addition, certain of our directors, officers and employees have begun to serve our company recently. These new personnel will have to learn our business and successfully integrate themselves into our company. In addition, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

The recurrence of SARS, or similar adverse public health developments in China, may materially and adversely affect our business and operating results.

In early 2003, several countries in Asia, including China, were affected by the outbreak of severe acute respiratory syndrome, or SARS. During the height of the SARS epidemic in the second quarter of 2003, we experienced a decline in the number of concurrent users of our licensed game MU in China, which we believe resulted largely from the PRC government’s decision to close Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Most of our online game players can only access games at Internet cafés. If there is a recurrence of an outbreak of SARS or any outbreaks of other contagious diseases such as avian flu, it may adversely affect our business and operating results. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices, which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in China’s economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any preventive measures or contingency plans to ensure the safety of employees and minimize disruptions or other adverse effects on our operations that may occur due to any outbreaks of contagious diseases such as SARS or avian flu in China.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

Currently, a portion of our transactions are conducted through our websites. In such transactions, secure transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.

Existing major shareholders have substantial control over us and could delay or prevent a change in corporate control.

Incsight Limited, or Incsight, a company wholly owned by Jun Zhu, our Chairman and Chief Executive Officer, and Bosma Limited, the two largest shareholders of our company, currently own, in the aggregate, a majority of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to election of our directors. See Item 6, “Directors, Senior Management and Employees — Board Practices — Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

If tax benefits currently available to The9 China, C9I China and Shanghai IT or to us are reduced or repealed, our business could suffer.

The National People’s Congress of PRC adopted the new Enterprise Income Tax Law (“New Tax Law”) on March 16, 2007, which imposes a single unified EIT rate of 25% for most domestic enterprises and foreign-invested enterprises and will become effective as of January 1, 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as 5 years for foreign-invested enterprises that are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Moreover, unlike the tax regulations currently in effect, which specifically exempt withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the New Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises. In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. High/new-tech enterprises that are specified as strongly supported by the PRC government will be entitled to an income tax rate of 15%. Our subsidiaries that are located in the Pudong New District of Shanghai are currently entitled to a preferential tax rate of 15%. We are currently exempted from withholding taxes on dividends from our subsidiaries. The New Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will continue to be entitled to this preferential rate. If our subsidiaries are no longer entitled to preferential tax rates, they may be subject to the unified EIT rate of 25%. Any significant increase of EIT rate applicable to The9 China, C9I China and Shanghai IT or imposing of withholding taxes on dividends payable by our subsidiaries to us, or EIT levy on us or any of our subsidiaries or affiliate entities registered outside PRC as a “resident enterprise” under the New Tax Law will have a material adverse impact on our results of operations and financial conditions.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined largely by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our current articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors is divided into three classes with different terms, each of which will expire each year. The staggered nature of our board would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such a feature were not in place. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, relative participating, optional or special rights and any qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

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

Some of our subsidiaries and affiliated entities in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2006, The9 China was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The total sales in 2006 related to such merchandise was approximately RMB0.2 million (US$0.03 million). The distribution of such merchandise, however, was not within the The9 China’s authorized business scope. In addition, in 2005, Shanghai IT was issued a new ICP license with national coverage issued by the Ministry of Information Industry, or the 2005 License, and returned the old ICP license issued in 2003 to the Shanghai Communication Administration. However, the 2005 License does not cover the online bulletin board service that was included in the old ICP license. Shanghai IT is in the process of applying to the Ministry of Information Industry for specific approval for the online bulletin board service. While all of these companies are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, beginning with the year ended December 31, 2007, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2006. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Effective internal controls are necessary for us to produce reliable financial reports. As a result, any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of the new operating licenses to be issued and further reducing the hours during which the Internet cafés are permitted to open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As a significant portion of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.

More recently, in April 2007, various governmental authorities, including GAPP, the Ministry of Information Industry, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which is aimed at protecting the physical and psychological health of minors. This circular requires that all online games incorporate an “anti-fatigue system” and an identity verification system, both of which may limit the amount of time that a minor or other user may continuously spend playing an online game. For online games currently in operation or in open beta testing, the development of these systems must be completed and made effective prior to July 16, 2007. We will be required to implement such “anti-fatigue” and identification systems on all of our online games. The implementation of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from the GAPP in order to distribute games through the Internet. Furthermore, online games, as a form of software products, are required to be registered with the Ministry of Information Industry or its local counterparts and obtain software products registration numbers and software products registration certificates. However, as the Ministry of Information Industry has not been strictly implementing this requirement, we have not applied for registration for some of our online games, including WoW. If the Ministry of Information Industry begins to tighten its administration on online games and strictly require online games to be registered, and if we fail to make timely registration for our games as required, we may be subject to fines or penalties, including being ordered to cease operation of unregistered online games.

If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online gaming industry. However, we cannot assure you that we will be able to timely obtain this license or any other new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of total number and locations of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

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

The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements and the filing of domestically developed online games. We have obtained the necessary approvals from the Ministry of Culture for operating WoW and MU in China, and completed the relevant filing requirement with respect to Joyful Journey West, or JJW. We will submit new games for the required review or filing in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.

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

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of RMB against the U.S. dollar by the end of 2006. Additionally, in May 2007. the PRC government increased the daily trading band of RMB against a basket of certain foreign currencies from 0.3% to 0.5%. While the international reaction to these RMB revaluations have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration requirements set forth in Notice 75 or the rules implementing Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject the relevant onshore companies and PRC residents to penalties under PRC foreign exchange administration regulations.

We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with any applicable SAFE registration requirements; however we have no control over our shareholders. We have been informed that our major shareholders, who are PRC residents and subject to the above registration requirements, have made the required SAFE registrations in respect of their investments in us. The failure or inability of such relevant PRC residents to comply with such SAFE registration requirements may subject us or such PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits or other distributions to us, or otherwise adversely affect us.

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

Shanghai IT is owned by Jun Zhu, our Chairman and Chief Executive Officer and shareholder, and Yong Wang, our Vice President. Shanghai Advertisement is owned by Shanghai IT and Xudong He, our Vice President. We do not have any ownership interest in Shanghai IT and Shanghai Advertisement. However, each of the individual shareholders of Shanghai IT and Shanghai Advertisement has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT or Shanghai Advertisement, as the case may be, to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to the shareholders of Shanghai IT, solely in connection with capitalizing and increasing the registered capital of Shanghai IT. These loans are repayable upon demand. The existing shareholders of Shanghai IT, Jun Zhu and Yong Wang, have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is (8621) 5172-9999. In addition to our operational headquarters in Shanghai, we currently have small branch offices in Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an, China.

Recent Developments

Developments Relating to Our Business

License of New Games

During the first five months of 2007, we obtained licenses to operate the following games in mainland China:

Game	Developer	Description	Status
Emil Chronicle Online	Gravity Co., Ltd.	2.5D MMORPG	Commercial launch in Japan and preparing for beta testing in China

Ragnarok Online 2	Gravity Co., Ltd.	3D MMORPG	In open beta testing in Korea and preparing for beta testing in China

Huxley	Webzen	3D first-person shooting MMORPG	Preparing for beta testing

EA Sports FIFA Online	Electronic Arts Inc.	Casual soccer game	Commercial launch in Korea and preparing for beta testing in China

Audition 2	G10 Entertainment Korea Corp	Casual dancing game	Preparing for beta testing

In addition, in January 2007, we obtained from Blizzard a license to operate the Burning Crusade expansion pack for the WoW game.

License and Investment by Electronic Arts, Inc.

In May 2007, we obtained from Electronic Arts Inc. (EA) an exclusive license to operate the EA Sports FIFA Online game in mainland China. Concurrently with our license, EA made an equity investment in us consisting of approximately 15 percent of the shares then outstanding for approximately $167 million.

B.	Business Overview

We are a leading online game operator in China. We were ranked as one of the top three online game operators in China in 2006 in terms of market share, according to a survey conducted by a market analyst in December 2006. We began to offer our self-developed online virtual community game “the9 City” in 2000 and commercialized the9 City in December 2000. Currently, our business is primarily focused on operating MMORPGs, including WoW and other games in China. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications.

We commercially launched WoW in China in June 2005 through C9I China. WoW is a full-view 3D MMORPG developed by Blizzard Entertainment, the game development studio of VUG, which has developed award-winning PC games including the Warcraft, Diablo and StarCraft series. In 2006, WoW was recognized as the most popular online game in China by the Ministry of Culture. In the years ended December 31, 2005 and 2006, the total revenue attributable to the operations of the WOW game and WOW related product sales were RMB478,748,763, or approximately 98% of total revenue, and RMB1,028,989,688, which represented approximately 99% total revenue, respectively.

We also operate MU through 9Webzen in which we own 30%. 9Webzen has obtained an exclusive license from Webzen to operate MU in China. MU is a 2.5D quarter-view MMORPG developed by Webzen, a leading online game developer and operator in Korea. In addition, we operate Mystina Online, an MMORPG developed by an online game developer in China.

As of December 31, 2006, we had obtained exclusive licenses to operate additional MMORPGs in China, including the following:

•

An exclusive license obtained from Hanbitsoft, Inc., a Korean game developer, in 2004, to operate Granado Espada, an MMORPG developed by Korean game developer IMC Games, Co., Ltd., which is partly owned by Hanbitsoft, Inc.;

•	an exclusive license obtained from Webzen in 2005 to operate Soul of the Ultimate Nation®, or SUN, a 3D MMORPG;

•	an exclusive license obtained from NCsoft Corporation in 2006 to operate Guild Wars, a competitive online role-playing game; and

•	an exclusive license obtained from Hanbitsoft, Inc. in 2006 to operate Hellgate: London, an action role-playing game.

We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. In September 2006, we commercially launched our first proprietary MMORPG, JJW, which is a side-scrolling MMORPG based on cartoon characters.

We charge customers for the time they spend playing our online games. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 210,000 Internet cafés throughout China which have subscribed to our Pass9 system. Pass9 is our proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.

To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in eight internet data centers throughout China.

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

As of December 31, 2006, we had exclusive licenses to operate or own the following MMORPGs in China:

Game	Developer	Description	Status
WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005

MU	Webzen	2.5D quarter-view MMORPG	Commercially launched in China in February 2003

Granado Espada	Hanbitsoft	3D MMORPG	Commercially launched in Korea and Japan and preparing for beta testing in China

SUN	Webzen	3D MMORPG	Commercially launched in China in 2007

Guild Wars	NCsoft Corporation	3D MMORPG	In open beta testing

Joyful Journey West	The9	2D MMORPG	Commercially launched in China in September 2006

Hellgate: London	Flagship Studios, Inc.	3D MMORPG	Ready for initial customer testing

In preparation for commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational matters, which is followed by “open beta testing” in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operation systems.

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

The9 City. We launched our online virtual community game “the9 City” at www.the9.com in 2000 and commercialized it in December 2000. We believe that the9 City is the first commercialized virtual community in China. Our game the9 City was designed based on the idea of a virtual society consisting of mini games. Most of the content offered in the9 City are free of charge. As of December 31, 2006, the9 City had close to 65 million registered users, which we believe have formed a loyal and strong customer base for online games and other products we offer from time to time.

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

SMS. Leveraging our existing user base, we offer several different SMS products and subscription packages that enable our users to, among other things, transmit and receive SMS messages, receive password protection and other value-added services.

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

Customer Service

Since our inception, we have focused on providing excellent customer service in order to retain our existing customers as well as attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we are the first online game operator in China to receive such a certificate. We were ranked among the top three online game operators in China by market share in 2006 according to a survey conducted by a market analyst in December 2006. Our MMORPG customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during normal business hours.

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

Prepaid Online Points. Over 210,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and sell such points to their customers.

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

Distribution. Due to the limited availability of online payment systems in China, we sold our game playing time primarily through sales of our prepaid cards and online points to distributors across the country. For WoW, we have entered into agreements with approximately 20 regional distributors for our prepaid cards and over 40 regional distributors for our online points. These regional distributors sell our prepaid game cards and online points to over 500 local distributors who in turn sell the game cards to end users and prepaid online points to Internet cafés throughout China. Our regional distributors were selected after an open and competitive bidding process and our local distributors are normally selected by our regional distributors. As of December 31, 2006, WoW has over 6.8 million activated user accounts and over 210,000 Internet cafés have subscribed to our eSales system, which enables Internet cafes to sell our prepaid online points to their customers. For MU, we have entered into a distribution agreement with Junnet Group to appoint it as the exclusive distributor of our prepaid game cards in China. We may terminate this agreement if Junnet Group fails the required payments to us for two consecutive months.

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

Game Development and Licensing

We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated MMORPGs tailored to the China market. In order to remain competitive, we are focusing our product development efforts on enhancing the Chinese version of the licensed MMORPGs and developing new proprietary online games. Currently, our product development team is responsible for game design, technical development and art design. In addition, we outsource part of our development work to Winking Co. Ltd., a leading online game developer in the PRC.

Our licensing process begins with a preliminary screening, review and testing of a game, followed by a cost analysis, negotiations and licensing of a game, including all regulatory and approval processes. A team is then designated to conduct “closed beta testing” of the game to resolve operational matters, followed by “open beta testing” during which our registered users may play the game without charge in open market conditions to ensure performance consistency and stability of operation systems. Testing generally takes three to six months, during which time we commence other marketing activities.

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•

servers and network devices located in eight internet data centers throughout China, including, for WoW, as at the end of December 2006, seven dedicated server sites with each site comprised of approximately 48 high-performance server sets, located in Shanghai, Beijing, Chengdu and Shenzhen, with uninterruptible power supply and diesel power generator backup;

•	proprietary software, including Pass9 and game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell, IBM and Cisco servers.

We have a network operation team responsible for stability and security of our network. The team follows the workflow for problem detecting, recording, analyzing and solving. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.

Competition

Our major competitors include, but are not limited to, online game operators and major Internet portal operators in China. These include Shanda Interactive Entertainment Limited (which operates “Legend of Mir” and Actoz Soft’s “Legend of Mir 2”), Guangzhou Optisp’s (which operates Wemade’s “Legend of Mir 3”), 163.com affiliated with NetEase (which operates “Westward Journey Online” and “Fantasy Westward Journey”) and Sohu.com (which operates “Knights Online” and “Blade Online”).

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

We have registered our domain names including www.the9.com, www.muchina.com and www.wowchina.com with third-party domain registration entities, and have legal rights over these domain names. We conduct our business under the “ ” brand name and “the9” logo. We have registered the marks “the9,” “ ” and “ ” as well as our logo with the Trade Mark Office of the State Administration for Industry and Commerce in China. We have also filed trademark applications for the marks “ ” and “ ” in China.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and Internet content provision businesses in China. As a result, we conduct our online gaming and Internet content provision businesses in China through contractual arrangements with Shanghai IT, our affiliated PRC entity. Shanghai IT is ultimately owned by our shareholder Jun Zhu, and Yong Wang, both of whom are PRC citizens.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all existing PRC laws, rules and regulations, subject to the transfer of certain trademarks to Shanghai IT as required under the New MII Notice. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

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

In July 2006, the MII issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Risk Factors — Risks Related to Our Company — PRC laws and regulations, including the New MII Notice issued in July 2006, restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

The GAPP and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming program are subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.”

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, the MII, the State Administration for Industry and Commerce, and the People’s Bank

of China (PBOC), jointly issued a circular entitled a Circular for Further Strengthening the Administration of Internet Café and Online Games. According to this circular, the PBOC will have administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used to purchase of any physical products, refunded with a premium or otherwise illegally traded.

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

In April 2007, various governmental authorities, including GAPP, the Ministry of Information Industry, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which is aimed at protecting the physical and psychological health of minors. This circular requires that all online games incorporate an “anti-fatigue system” and an identity verification system, both of which may limit the amount of time that a minor or other user may continuously spend playing an online game. For online games currently in operation or in open beta testing, the development of these systems must be completed and made effective prior to July 16, 2007. We will be required to implement such “anti fatigue” and identification systems on all of our online games. The failure to comply with this requirement may subject game operators, including us, to penalties, including the cessation of operations and the revocation of the relevant operating licenses. The implementation of such anti-fatigue and identification systems in our games as required, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration requirements by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 or the rules implementing Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including an increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject the relevant onshore company and PRC residents to penalties under PRC foreign exchange administration regulations.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and the affiliated entity that operates WoW and MU in China.

Beneficial interest

Contractual arrangements for the operation of WoW and MU. See Item 5, Operating and Financial Review and Prospects, “Arrangements with Online Game Developers” and Item 7, Major Shareholders and Related Party Transactions, “Related Party Transactions - Arrangement with Affiliated PRC Entities”

*	Operates WoW in China

**	Operates MU in China

***	Shanghai The9 Information Technology Co., Ltd. is owned by Jun Zhu, our chairman and chief executive officer, and Yong Wang, our vice president.

D.	Property, Plant and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have small branch offices in Beijing, Nanjing, Wuhan and Xi’an, Chengdu and Shenyang, China. Our equipment consist substantially of numerous servers and network devices located in eight internet data centers throughout China.

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

In December 2005, in light of the declining popularity of the MU game, which comprised substantially all of 9Webzen’s revenues, and to concentrate our resources on the WoW game, we entered into an agreement with Webzen Inc. to sell a 21% interest in 9Webzen to Webzen Inc. After the consummation of the sale, our interest in 9Webzen was reduced from 51% to 30%. As a result, and due to our substantial increase in revenues resulting from the commercial launch of the WoW game in China, the portion of our income attributable to our equity interest in 9Webzen and our share of the total assets of 9Webzen were less than 20% of The9’s operating income and total assets, respectively, for the year. Because 9Webzen’s financial position and results of operation are no longer material to us, audited financial statements for 9Webzen have not been required since 2005. For a discussion of 9Webzen’s historical operating and financial information, see our annual report on Form 20-F for the year 2004, filed with the SEC on June 30, 2005.

In July 2003, we and China Interactive formed C9I to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I China, to operate WoW in China. We initially owned 54% of C9I and through a series of transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005. WoW was commercially launched in China in June 2005. In 2006, 99% of our total revenues were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenues in the near future.

To broaden our product offerings and enhance our leadership position in the online game market in China, we have obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada, Soul of the Ultimate Nation, Mystina Online, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley, Audition 2 and EA Sports FIFA Online. In addition, in September 2006, we commercially launched JJW, our first proprietary MMORPG.

The major factors affecting our results of operations and financial condition are:

•	our revenue composition and sources of revenue growth;

•	our cost of services;

•	our operating expenses; and

•	arrangements with online game developers.

Each of these factors is discussed below.

Revenue Composition and Sources of Revenue Growth.

In 2006, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services.

Online Game Services. Our online game service revenues for the years before 2005 were primarily derived from sales of prepaid playing time for the9 City. Since we commercially launched WoW in China in June 2005, we have derived substantially all of our online game service revenues from sales of WoW playing time. In 2004, 2005 and 2006, revenues from our online game services amounted to RMB0.4 million, RMB466.6 million and RMB1,028.0 million (US$131.7 million), respectively. We plan to add additional games to our product offerings to attract more users and increase our online game service revenues.

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

Game Operating Support, Website Solutions and Advertisement. Prior to the commercial launch of WoW in China in June 2005, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. In 2004, 2005 and 2006, revenues from our game operating support, website solutions and advertisement services were RMB24.7 million, RMB6.1 million and RMB4.8 million (US$0.6 million), respectively. The substantial decrease in revenues from our game operating support, website solutions and advertisement services in 2005 and 2006 was primarily due to the substantial decrease in revenues from sales of MU playing time in China, of which we were entitled to 10.5% from January 2004 to September 2006 and 5.5% from October 2006, pursuant to the revenue-sharing arrangement with 9Webzen.

Short Messaging Services. We began offering SMS services near the end of 2003. In 2004, 2005 and 2006, revenues from our SMS services amounted to RMB11.1 million, RMB3.4 million and RMB0.4 million (US$0.06 million) respectively.

Other Products and Services. Our other sources of revenues primarily consist of revenues recognized from sales of game-related accessories and merchandises. In 2004, 2005 and 2006, revenues from our other products and services amounted to RMB 0.5 million, RMB13.2 million and RMB5.1 million (US$0.7 million), respectively.

Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including WoW royalties which are equal to 22% of the face value of our prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold, amortization of the initial WoW license fee, amortization of intangible assets from the acquisition of C9I and other upfront license fees and other WoW-related costs, depreciation of property and equipment, consisting primarily of server depreciation charges, Internet data center and broadband bandwidth rental fees, production costs for prepaid cards and compensation to our customer service representatives and game-related technical IT personnel. We expect that our cost of services will increase primarily because we plan to establish new centralized servers in connection with the launch and operation of the new games.

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

Sales and Marketing. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote WoW and other games and compensation to our sales and marketing personnel. As we intend to continue aggressively marketing and promoting the WoW game and other MMORPGs, we expect that our sales and marketing expenses will increase in 2007.

General and Administrative. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services.

Arrangements with Online Game Developers. Because our business prospects depend significantly on C9I’s exclusive right to operate WoW in China, we must maintain a satisfactory relationship with VUG, the licensor of WoW. In connection with our licensing and operation of WoW in China, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We are also obligated to incur a certain percentage of WoW gross sales in the marketing and promotion of WoW in China during the four-year term of the license. As security for each advance payment, C9I is obligated to procure a standby letter of credit prior to each relevant period.

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

Our business prospects also depend in part on our exclusive rights to operate other licensed games, including MU, Granado Espada, Soul of the Ultimate Nation, Guild Wars, Hellgate: London in China, Ragnarok Online 2, Huxley, Emil Chronicles Online, EA Sports FIFA Online and Audition 2. If we are unable to maintain a satisfactory relationship with any of our online game developers, or if any of our online game developers either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us, our operating results and our business would be harmed and, the price of our ADSs and ordinary shares could decline.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands, and rely primarily on dividends and other distributions from our subsidiaries and affiliates in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government Regulations.” As of December 31, 2006, approximately RMB47.1 million (US$6.0 million) of our portion of the net assets of our affiliated entities and subsidiaries in China were subject to the regulatory restrictions on transfer to their shareholders in the form of cash dividends.

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

In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we operate our PRC online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT. Shanghai IT is ultimately owned by our shareholder Jun Zhu, and Yong Wang, both of whom are PRC citizens.

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. The issuance of Internet café licenses had been suspended from time to time and has been suspended again in 2007. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China, or any tightening of the governmental requirements relating to the customers’ age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner.

In 2007, various governmental authorities, including GAPP, the Ministry of Information Industry, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which is aimed at protecting the physical and psychological health of minors. This law requires that all online games incorporate an “anti-fatigue system” and an identity verification system, both of which may limit the amount of time that a minor or other user may continuously spend playing an online game. For online games currently in operation or in open beta testing, the development of these systems must be completed and made effective prior to July 16, 2007. We will be required to implement such “anti fatigue” and identification systems on all of our online games. The failure to comply with this requirement may subject game operators, including us, to penalties, including the cessation of operations and the revocation of the relevant operating licenses. The implementation of such anti-fatigue and identification systems in our games as required, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”

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

Income and Business Taxes

Currently, companies established in China are generally subject to the EIT, at a statutory rate of 33%. Currently, The9 China, C9I China, Shanghai IT and 9Webzen Shanghai are subject to a 15% EIT rate due to their place of incorporation in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai. In addition, C9I China is currently exempt from EIT as the applicable government authorities in Shanghai granted it the “high-technology enterprise” status. This tax status entitled C9I China to enjoy EIT exemption for 2005 and 2006.

The National People’s Congress of PRC has adopted and promulgated the New Tax Law on March 16, 2007, which imposes a single unified EIT rate of 25% for most domestic enterprises and foreign invested enterprises and will become effective as of January 1, 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as 5 years for foreign-invested enterprises which are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. High/new-tech enterprises that are specified as strongly supported by the State will be entitled to an income tax rate of 15%. The New Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures. The continued eligibility of such preferential tax treatments The9 China, C9I China and Shanghai IT are currently enjoying are subject to the implementation of the New Tax Law. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — If tax benefits currently available to The9 China and C9I China or to us are reduced or repealed, our business could suffer.”

The subsidiaries and affiliates of The9 and 9Webzen in China are subject to the business tax at a statutory rate of 5% of the gross revenues generated by each of them. This business tax is deducted from the total revenues of The9 and 9Webzen, as applicable.

Internal Control Over Financial Reporting

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to, beginning with the fiscal year ended December 31, 2006, to include an internal control report of management with our annual report on Form 20-F. In addition, beginning with the annual report for the fiscal year ended December 31, 2007, our independent registered public accounting firm will be required to issue a written attestation as to the effectiveness of our internal controls over financial reporting. Based upon our evaluation conducted as of December 31, 2006, our management has not identified any material weakness in internal controls over financial reporting, and concluded that, as of the end of the period covered by this annual report, our internal controls over financial reporting were effective.

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

Revenue Recognition. We generate revenue from the sale of our prepaid game cards and prepaid online points for our online game products to distributors who in turn ultimately sell them to customers. We recognize revenue in two ways.

We recognize revenue based on the amount of time our customers spend playing our games. Both prepaid cards and prepaid online points provide customers with a certain amount of game playing time that may be used for a pre-specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and recognized as revenue upon the actual usage of the game playing time by customers, when customers are no longer entitled to access our online games, or when the likelihood that we would provide further online game service to those customers becomes remote.

We also charge our customers for purchases of services and virtual items. In some of our games, players can access the games free of charge but are charged certain game points for in-game premium features. Prepaid fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features is used. We started charging our customers for purchases of services and virtual items in 2006, and did not recognize significant revenue from such sales in the year ended December 31, 2006.

In past years we sold our proprietary integrated membership management and payment system, Pass9, to third-party companies, for RMB11.7 million in 2005 and RMB14.9 million in 2004, respectively. We recognized other income from our sale of Pass9 upon delivery of Pass9 to the purchaser. We do not believe that we have any future obligations associated with the sale and believe that the collectibility of the associated amount was reasonably assured as of December 31, 2004 and 2005.

We account for our sales of CD-keys in which we perform multiple revenue-generating activities in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, we determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how considerations should be allocated among the separate units of accounting require significant judgment, including judgment with regards to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amount and timing of revenue recognized.

Product Development. We recognize software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”). As such, we expense software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life. The determination of whether an online game has reached technical feasibility requires significant judgement by us.

We recognize website and internally used software development costs in accordance with Statement of Position (“SOP”) No.98-1. “Accounting for the Costs of Computer

Software Developed or Obtained for Internal Use” and EIFT No. 00-02, “Accounting for Website Development Costs”, where applicable. As such, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since our inception, the amount of costs qualifying as capitalization has been immaterial, and as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of online games. Other overhead product development costs include costs incurred by us to develop, maintain, monitor, and manage our websites. No Product development costs were capitalized in 2004, 2005 and 2006 because the amounts were insignificant.

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

The9 China and C9I China are currently subject to EIT on the taxable income reported in their statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, The9 China and C9I are generally subject to EIT at a statutory rate of 33%. However, The9 China, C9I China and Shanghai IT are incorporated in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai and is therefore subject to a preferential 15% EIT rate. The National People’s Congress of PRC has adopted the new Enterprise Income Tax Law (“New Tax Law”) on March 16, 2007, which imposes a single unified EIT rate of 25% for most domestic enterprises and foreign invested enterprises and will become effective as of January 1, 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as 5 years for foreign-invested enterprises which are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Moreover, unlike the tax regulations currently in effect, which specifically exempt withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the New Tax Law provides that an income tax rate of 20% be normally applicable to dividends payable by Chinese companies to non-PRC resident enterprises. In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. High/new-tech enterprises that are specified as strongly supported by the State will be entitled to an income tax rate of 15%. The New Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures. Any significant increase of EIT rate applicable to The9 China, C9I China and Shanghai IT, the imposing of withholding taxes on dividends payable by our subsidiaries to us, or EIT levy on us or any of our subsidiaries or affiliate entities registered outside PRC as a “resident enterprise” under the New Tax Law will have a material adverse impact on our results of operations and financial conditions. In September 2005, C9I China received approval from certain government authorities to be classified as a “High Technology Enterprise.” This classification, subject to annual review, entitles C9I China to enjoy an Enterprises Income Tax (“EIT”) exemption for 2005 and 2006, for which the relevant tax authorities have granted approval. C9I China did not provide for EIT for the year ended December 31, 2005 and 2006 as C9I China has passed the required annual inspection for the year ended December 31, 2005 and the company’s directors believe that C9I China will continue to meet these requirements for the year ended December 31, 2006. However, there is no guarantee that The9 China, C9I China and Shanghai IT will continue to be entitled to the reduced EIT rate of 15% in the future. If they are not entitled to the reduced EIT rate, they will be subject to the unified EIT rate of 25%.

Property, Equipment and Software. In addition to the original cost of property, equipment and software, the carrying value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For each of 2004, 2005 and 2006, we did not recognize any impairment charges for property, equipment and software. Recognition of impairment charges require significant judgment. Any material differences to the estimated that had been used could result in differences in the amount and timing of the impairment charges.

Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to five years. The servers used for WoW are amortized over WoW’s remaining license period, which has a license period of four years commencing from June 2005. We use estimates and judgment in determining the useful life of our computers and equipment, and if different estimates of judgments had been utilized, the timing or the amount of depreciation recorded could be different. For example, if a useful life of 3 years were used, the amortization charges would have been decreased by approximately RMB 2.3 million in 2004, as a significant portion of the computer and equipment would have been fully depreciated by the end of 2003, and would have resulted in an increase in depreciation recorded for the year 2005 and 2006 by approximately RMB8.5 million and RMB16.5 million (US$2.1 million), respectively, as there were additional servers acquired for use for the WoW game in 2005 and 2006.

Intangible assets. Our intangible assets consist primarily of intangible assets from business combination and upfront licensing fees. We apply criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. We make estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as our experience with similar assets and liabilities in similar industries. If different judgment assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 144. Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transaction are amortized over the remaining licensing term of the WoW game of approximately four years.

Upfront licensing fees paid to licensors are recognized as intangible assets if a game has reached technological feasibility when such payments are made. Technological feasibility is met upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. We commence amortization of the upfront licensing fees upon the launch of the applicable online game.

Goodwill. We recognize goodwill as the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. We adopted SFAS No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). In August 2005, we acquired the remaining 31.1% of the shares of C9I, the company that operates WoW in mainland China, for US$ 40 million. In connection with this acquisition, we recorded approximately RMB30.2 million as goodwill. Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. We assess goodwill for impairment in accordance with SFAS142. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Impairment assessment of goodwill requires significant judgment, including assumptions used to determine the fair value of the reporting units. No goodwill impairment was recognized in 2006.

Share-Based Compensation. We granted a total of 1,114,739 options in 2004, 92,600 options in 2005 and 212,352 options in 2006 under our Amended 2004 Stock Option Plan to some of our employees, directors and consultants.

Effective January 1, 2006, we adopted FASB Statement No.123 (revised 2004), “Share-Based Payment”(“SFAS 123R”), which supercedes FASB Statement No.123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, we are required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. We recognize the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which is generally ranging from 2 to 4 years. In March 2005, the Securities & Exchange Commission issued Staff Accounting Bulletin No.107 (“SAB 107”) relating to SFAS 123R. We has applied the provisions of SAB 107 in its adoption of SFAS 123R.

Determining the fair value of stock options in accordance with SFAS No. 123R requires significant judgment, including, among other things, estimates of the fair value of our ordinary shares and certain assumptions, including volatility, required to determine the estimated fair value of the awards granted.

SFAS 123R also requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Share-based compensation expenses of RMB17,739,543 (US$2,273,106) were recognized for the year ended December 31, 2006 for options granted to the Company’s employees under SFAS 123R.

Prior to 2006, we accounted for share-based compensation arrangements with employees in accordance with APB 25, and complied with the disclosure provisions of SFAS 123. In general, compensation cost under APB 25 is recognized based on the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option was granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

We account for share-based compensation arrangement with non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments That Are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.”

No share-based compensation expense or deferred compensation was recognized for options granted to our employees under APB No. 25 as the exercise price equaled the fair value of the shares on the date of grant.

Impairment of Investment in Equity investments. We assess our equity investments for non-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB 20.4 million (US$2.6 million) was recognized in 2006.

Impairment of Long-lived Assets and Intangible Assets. Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates of judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charged relating to intangible assets amounting to RMB 5.7 million (US$0.73 million) and RMB 0.9 million (US$0.1 million) was recognized in 2005 and 2006, respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Revenues:
Online game services	1.0%	100.4%	104.2%
Game operating support, website solutions and advertisement	71.1%	1.3%	0.5%
Short message services	32.0%	0.7%	0.1%
Other revenues	1.3%	2.8%	0.5%
Sales taxes	(5.4)%	(5.2)%	(5.3)%

Net revenues	100.0%	100.0%	100.0%
Cost of services	(26.3)%	(51.7)%	(53.2)%

Gross profit	73.7%	48.3%	46.8%

Operating expenses:
Product development	(26.0)%	(8.7)%	(3.1)%
Sales and marketing	(26.6)%	(13.3)%	(6.0)%
General and administrative	(49.2)%	(13.5)%	(10.3)%

Total operating expenses	(101.8)%	(35.5)%	(19.4)%

(Loss) profit from operations	(28.1)%	12.8%	27.4%
Interest income (expenses), net	0.2%	2.2%	0.9%
Other income (expense), net	45.5%	3.2%	2.9%
Income tax benefit (expense)	(14.6)%	0.0%	0.3%
Minority interests	19.8%	(1.0)%	—
Gain on investment disposal	—	1.4%	2.4%

Impairment loss on investment	—	—	(2.1)%

Profit (loss) on equity investments, net of taxes	47.7%	(3.0)%	(0.1)%

Net income	70.5%	15.6%	31.7%

Year 2006 Compared to Year 2005

Revenues. Our revenues in 2006 increased to RMB1,038.3 million (US$133.0 million) from RMB489.2 million in 2005, primarily due to the increase of our revenue from online game services.

Online Game Services. In 2006, revenues from online game services substantially increased to RMB1,028.0 million (US$ 131.7 million) from RMB466.6 million in 2005, primarily due to the increase in revenues we generated from our commercial operation of WoW in China for the full year in 2006, compared to seven months in 2005.

Game operating support, website solutions and advertisement. In 2006, revenues from game operating support, website solutions and advertisement decreased by 21% to RMB4.8 million from RMB6.1 million in 2005. The decrease was primarily due to the decline in MU revenue.

Short message services. In 2006, revenues from SMS service decreased by 87% to RMB0.4 million from RMB3.4 million in 2005.

Other Revenues. In 2006, revenues generated from other products and services decreased to RMB5.1 million (US$0.7 million) from RMB13.2 million in 2005, primarily due to the decrease of sales of WoW installation packages in 2006.

Cost of Services. Cost of services in 2006 increased to RMB524.0 million (US$67.1 million) from RMB240.4 million in 2005, primarily due to WoW-related costs, including royalties to VUG, server-related costs and staff costs, that were incurred for the full year in 2006, while only for seven months in 2005. There was also a full year’s intangible assets amortization related to The9’s acquisition of the remaining 31.1% interest in the entity that operates WoW in China, while only for four months in 2005.

Operating Expenses. Operating expenses in 2006 increased by 16% to RMB191.6 million (US$24.6 million) from RMB164.9 million in 2005, primarily due to the increase of general and administration expenses as discussed below.

Product Development. Product development expenses in 2006 decreased by 24.3% to RMB30.8 million (US$3.9 million) from RMB40.6 million in 2005, primarily due to the completion of our first self-developed game, JJW.

Sales and Marketing. Sales and marketing expenses in 2006 decreased by 3.6% to RMB59.6 million (US$7.6 million) from RMB61.8 million in 2005. The decrease was primarily due to the decrease of WoW-related advertising and promotion activities conducted in 2006.

General and Administrative. General and administrative expenses in 2006 increased by 62.2% to RMB101.3 million (US$13.0 million) from RMB62.5 million in 2005, primarily due to increase of staff costs, which was in large part due to an increase of headcount, share-based compensation expenses resulting from the adoption of SFAS123(R) Share-Based Payment, effective from January 1, 2006, and higher professional fees.

Interest Income (Expenses), Net. Net interest income decreased to RMB9.1 million (US$1.2 million) in 2006 from RMB10.0 million in 2005 primarily because we kept less cash denominated in USD in 2006 due to the depreciation of USD against RMB, which generally bears interest at a higher rate.

Income Tax Benefit (Expense). In 2005 and 2006, our effective tax rate was close to zero primarily as a result of the EIT exemption enjoyed by C9I China, which comprised substantially all of our net profit for the year. There was income tax benefit of RMB2.7 million (US$0.3 million) in 2006, while income tax expense of RMB0.2 million in 2005.

Other Income, Net. Other income, net increased by 96.4% to RMB28.4 million (US$3.6 million) in 2006 from RMB14.5 million in 2005, primarily due to an increase of financial subsidies from the local government received in 2006 as compared with 2005.

Profit (loss) on Equity Investments, Net of Taxes. In 2006, loss on equity investments, net of taxes, decreased to RMB0.9 million (US$0.1 million) from RMB13.7 million in 2005. This was primarily because the joint venture that operates World of Warcraft in other greater China regions, which we disposed of in late fiscal year 2006, recorded a profit in 2006, while all invested companies were operating at a loss in 2005.

Gain on Investment Disposal. In 2006, we recognized a gain of approximately RMB23.4 million (US$3.0 million) from the sale of our equity interest in the joint venture in Taiwan that operates WoW in other greater China regions.

Impairment loss on Investment. In 2006, we recorded an impairment provision of RMB20.4 million (US$2.6 million) in connection with an investment accounted for by us under the equity method. No such impairment was recognized in 2005.

Net income. Net income in 2006 increased by 331% to RMB312.5 million (US$40.0 million) from RMB72.5 million in 2005, as a result of the cumulative effect of the above factors.

Year 2005 Compared to Year 2004

Revenues. Our revenues in 2005 increased substantially to RMB489.2 million from RMB36.6 million in 2004, primarily due to the substantial increase of our revenue from online game services, which was in turn due to our commercial operation of WoW in China since June 2005. As online games have a life span, which we believe is typically four to five years for successful online games, WoW’s remaining useful life will gradually come to an end. Accordingly, we do not expect to achieve the same revenue growth rate in future years as what we experienced in 2005.

Online Game Services. In 2005, revenues from online game services substantially increased to RMB466.6 million from RMB0.4 million in 2004, primarily due to the increase in revenues we generated from our commercial operation of WoW in China since June 2005.

Game operating support, website solutions and advertisement. In 2005, revenues from game operating support, website solutions and advertisement decreased by 75.5% to RMB6.1 million from RMB24.7 million in 2004. The decrease was primarily due to the decline in MU revenue.

Short message services. In 2005, revenue from our SMS service decreased by 69.1%from RMB11.1 million in 2004 to RMB3.4 million in 2005, primarily because we allocated substantially all of our resources to online game operation and development.

Other Revenues. In 2005, revenues generated from other products and services increased to RMB13.2 million from RMB0.5 million in 2004, primarily due to the sales of WoW-related accessories and merchandise in 2005.

Cost of Services. Cost of services in 2005 increased substantially to RMB240.4 million from RMB9.1 million in 2004, primarily due to WoW-related costs, including the payment of royalties to VUG, that were incurred in 2005 but not in 2004.

Operating Expenses. Operating expenses in 2005 increased by 366.5% to RMB164.9 million from RMB35.3 million in 2004, primarily due to the expenses relating to the launch and operation of WoW in China in 2005.

Product Development. Product development expenses in 2005 increased by 350.2% to RMB40.6 million from RMB9.0 million in 2004, primarily due to the continued development of our first self-developed game, JJW, and a new 3D MMORPG we outsourced to a third party.

Sales and Marketing. Sales and marketing expenses in 2005 increased by 569.8% to RMB61.8 million from RMB9.2 million in 2004. The increase was primarily due to WoW-related advertising and promotion activities conducted in 2005.

General and Administrative. General and administrative expenses in 2005 increased by 265.4% to RMB62.5 million from RMB17.1 million in 2004, primarily due to increase of staff costs, which was in large part due to an increase in the number of our employees, expenses related to relocation to new premises, depreciation of fixed assets of new office and public company related professional fees, impairment provision for accounts receivable in connection with our SMS services and intangible assets related to our licenses for Zhi Zun and Mystina Online games.

Interest Income (Expenses), Net. Net interest income increased to RMB10.0 million in 2005 from RMB0.08 million in 2004 due to the increase of our average cash balance, which was primarily attributable to the proceeds of our initial public offering in December 2004.

Income Tax Benefit (Expense). Income tax expenses decreased by 96.7% to RMB0.2 million in 2005 from RMB5.1 million in 2004. In 2004, our effective tax rate was 83% mainly due to a near break-even accounting profit coupled with an add-back of non-deductible expenses for tax purpose. In 2005, our effective tax rate was close to nil primarily as a result of the EIT exemption enjoyed by C9I China, which contributed to a substantial majority of our net profit for the year.

Other Income, Net. Other income, net slightly decreased by 8.4% to RMB14.5 million in 2005 from RMB15.8 million in 2004, primarily due to decreased income from sales of Pass9 of approximately RMB3.0 million, and foreign exchange loss due to the appreciation of the Chinese Renminbi in 2005 compared to 2004 of RMB9.7 million, partially offset by the financial subsidy of RMB13.4 million from the local government received in 2005.

Profit (loss) on Equity Investments, Net of Taxes. In 2005, we recorded RMB13.7 million of equity in losses from affiliated companies, net of taxes, compared to an income of RMB16.6 million in 2004. This was primarily due to the decline in revenues of MU which resulted in a loss for 9Webzen in 2005. Additionally, other companies in which we have equity interests are still in the development or early game commercialization stages and recorded operating losses.

Net income. Net income in 2005 increased by 196.1% to RMB72.5 million from RMB24.5 million in 2004, as a result of the cumulative effect of the above factors.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB	US$ (unaudited)
	(in thousands)
Net cash provided by operating activities	35,076	184,541	598,910	76,743
Net cash (used in) investing activities	(126,260)	(483,651)	(204,827)	(26,246)
Net cash provided by financing activities	821,699	3,832	58,040	7,437
Effect of foreign exchange rate changes on cash	124	(9,882)	(2,522)	(323)
Net increase (decrease) in cash and cash equivalents	730,639	(305,160)	449,601	57,611
Cash and cash equivalents at beginning of period	62,766	793,405	488,245	62,562
Cash and cash equivalents at end of period	793,405	488,245	937,846	120,173

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

Lastly, we have financed our operations through our operating activities. As of December 31, 2006, we had RMB937.8 million (US$120.2 million) in cash and cash equivalents. For the foreseeable future, our liquidity will be heavily dependent on cash flow generated by operating activities.

Net cash provided by operating activities was RMB598.9 million (US$76.7 million) in 2006 compared to RMB184.5 million in 2005. This increase was mainly due to the combined result of increased receipts from prepared game points, and financial subsidies from the local government, offset in part by prepaid royalties to VUG, and operational expenses.

Net cash provided by operating activities was RMB184.5 million in 2005 compared to RMB35.1 million in 2004 primarily due to the significant increase of our revenue from online game services, which was largely due to our commercial launch of WoW in China in June 2005.

Net cash used in investing activities was RMB204.8 million (US$26.2 million) in 2006, compared to RMB483.7 million in 2005 and RMB126.3 million in 2004. The decrease from 2005 to 2006 was due to fewer server purchases and investment volume in 2006 as compared to 2005. The significant increase from 2004 to 2005 was primarily due to additional investments in C9I in connection to our commercial launch of WoW in June 2005.

Capital Expenditures

Capital Expenditures. We made capital expenditures of RMB39.4 million,

RMB273 million and RMB118.8 million (US$15.2 million) in 2004, 2005 and 2006, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. However, if we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds. Our capital expenditures in 2007 are expected to amount to approximately RMB471 million.

C.	Research and Development

Our research and development efforts are primarily focused on the localization of licensed games from foreign developers, the development of our proprietary online games, and the maintenance of our websites. We intend to maintain our internal game development capabilities and license more new games that are attractive to users in China.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Other than our operating leases, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to the use of certain office premises and internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in US$)
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	7,328,941	5,696,786	1,632,155	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	—	—	—	—	—
Total	7,328,941	5,696,786	1,632,155	—	—

In addition to the leasing obligations set forth above, we have contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by us. The following table sets forth our committed advance payments of royalties from sales of WoW playing time in China as of December 31, 2006.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in US$)
Advance Payment of WoW-related Royalties	23,460,878	6,574,202	16,886,676	—	—

The following two paragraphs describe royalties and other amounts that we have agreed to pay in connection with our licensing and operation of WoW in China.

In connection with our licensing and operation of WoW in China, we are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the commercial launch. We paid VUG an initial non-refundable license fee of US$3.0 million in 2004, the first year minimum royalty guarantee of US$13.0 million in 2005 and the second year minimum royalty guarantee of US$14.8 million in 2006. We are also obligated to commit a certain percentage of WoW gross sales in the marketing and promotion of WoW in China as required by our license agreement with VUG. As security for each advance payment, C9I China is obligated to procure a standby letter of credit prior to each relevant period.

Other than WoW-related royalty payment obligations, as of December 31, 2006, the total outstanding license fees, guaranteed minimum royalties and marketing expenses we were required to pay within the next five years under other license agreements were approximately US$65.4 million, excluding royalties based on the actual sale of game playing time that are payable in addition to the guaranteed minimum royalties. Additionally, we have agreed with Webzen to incur marketing expenses related to the SUN game amounting to approximately US$3 million for the first year after our execution of the license agreement with Webzen, and similar amounts to be agreed upon between Webzen and us for each of the two years thereafter.

In 2007, we entered into agreements to operate the following games:

Game	Developer	Description
Ragnarok Online 2	Gravity Co. Ltd.	MMORPG

Emil Chronicle Online	Gravity Co. Ltd.	MMORPG

Huxley	Webzen Inc.	Massively multiplayer online first-person shooting game

EA Sports FIFA Online	EA	Casual soccer game

Audition 2	G10 Entertainment Korea Corp.	Advanced casual dancing online game

The total outstanding minimum license fees, guaranteed minimum royalties and minimum marketing expenses the we are required to pay under the license agreements for the games provided above are approximately US$62.5 million. In addition, we are also required to pay the licensors of the games royalties based on the face value of the online game cards and online points sold by us. We may also be required to pay additional license fees, minimum royalties and marketing expenses up to an aggregate maximum of approximately US$42.5 million if certain milestones are achieved during the license periods for the games, which is typically three to four years from the date of commercial launch.

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of RMB against the U.S. dollar by the end of 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of the SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

H.	Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159 on our financial position, cash flows, and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, established guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for us starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are still assessing the impact of the adoption of SFAS 157 on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No.109” (”FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for us on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We adopted FIN 48 as of January 1, 2007 and based on an assessment completed by us, the adoption of FIN 48 did not result in any material items being recognized.

In June 2006, the FASB ratified the provisions of EITF No. 06 - 3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”(“EITF 06-3”), which requires us to disclose how we account for taxes imposed on and concurrent with a specific revenue-producing transaction. For the periods presented, we have recorded the tax collected from our customers and remitted to the relevant tax authorities as “sales tax” (which is subtracted from gross revenue to calculate net revenues) in the statement of operations and comprehensive income.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and executive officers and their respective ages and positions as of the date of this report are as follows:

Directors, Director Nominees and Executive Officers	Age	Position/Title
Jun Zhu	40	Chairman of the Board and Chief Executive Officer
Stephen C. K. Law	44	Director
Davin Alexander Mackenzie(1)(2)	46	Independent Director
Chao Y. Wang(1)(2)	42	Independent Director
Ka Keung Yeung(1)(2)	48	Independent Director
Hannah Lee	33	Vice President(3) and Chief Financial Officer
Alan Chen(4)	46	Vice President and Chief Technology Officer
Xudong He	35	Vice President
Lingdong Huang	30	Vice President
Fumin Lin	40	Vice President
Swun Woo Park	33	Vice President
Chris Shen	38	Vice President – Marketing
Yong Wang	40	Vice President
Jun Yao	37	Vice President(3)

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.
(3)	We have passed a board resolution appointing Hannah Lee and Jun Yao as Senor Vice Presidents, effective June 30, 2007.
(4)	Alan Chen has tendered resignation effective June 30, 2007.

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

Stephen Cheuk Kin Law has served as a member of our board of directors since February 2004, and he has also served as a member of our audit committee from December 2004 to December 2005. Mr. Law is an executive director of TPG Growth based in Hong Kong, and is responsible for private equity investments in North Asia. Prior to joining the Texas Pacific Group in July 2006, Mr. Law was a director of Morningside Technologies Inc, where he was responsible for a portfolio of private equity investments including for us. He was also the Chief Financial Officer of Media Partners International Holdings Inc., a leading outdoor advertising operator in China and he led its sale to JC Decaux. Mr. Law holds a Bachelor of Science degree from the University of Birmingham, and an MBA degree from the University of Hull. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants, and a registered practicing Certified Public Accountant in Hong Kong.

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is the Managing Director and Beijing Representative of Peak Capital, a private equity and advisory firm. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an M.A. degree in International Studies and an MBA degree from the Wharton School of the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School in Boston, Massachusetts.

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang had spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he headed Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc, Rising Tech Co. and Infront Sport Media. Mr. Wang holds a Bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

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

Lingdong Huang has served as our Vice President responsible for our Product Department since January 2007. Mr. Huang joined us in April 1999, and has held various roles within our different business units. Since November 2005, he served as Senior Director of our Product Department. Prior to that, Mr. Huang served as the Director of our Product Department from 2002 to 2005 and a Manager of our Editorial Planning Department from 1999 to 2002. Mr. Huang received his Bachelor’s degree in Informatics from Shanghai University.

Fumin (Benjamin) Lin has served as our Vice President since February 2007. Prior to joining us, since January 2006, Mr. Lin served as the general manager of Joypark Webstar Technology Co., Ltd. in Beijing, an affiliated company of Softstar Entertainment Inc. From October 2001 to December 2005, Mr. Lin served various management functions at Square-Enix Webstar Inc., a joint venture between Softstar Entertainment Inc. in Taiwan and Square Enix Co., Ltd. in Japan, and led it to be a leading game developer and publisher in Asia. From October 2000 to September 2001, he served as Assistant Vice President of Webstar Inc. in Taipei. Prior to that, Mr. Lin had worked as a product manager at Softstar Entertainment Inc. and Dynalab Inc. Mr. Lin is experienced in leading MMORPG operations in China. Mr. Lin received his Bachelor’s degree in Arts & Advertisement from the Chinese Culture University in Taipei, Taiwan.

Swun Woo (Tony) Park has served as our Vice President since January 2007. Prior to joining us, Mr. Park served as the President of International Business at Hanbitsoft Inc. (“Hanbitsoft”), a leading game developer and publisher in Korea. Since April 2002, he has served various management functions at Hanbitsoft, including business development, strategic planning, marketing and brand management, game studio management, localization & technical operations, joint venture management, as well as investor relations. Prior to joining Hanbitsoft, Tony worked as a venture capitalist at ADL Partners from April 2000 to April 2002, and as a management consultant at Arthur D. Little from December 1998 to April 2000. Mr. Park received his Bachelor’s degree in Business Administration from the Korea University.

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

Yong Wang has served as our Vice President overseeing our Sales and Customer Services Departments since January 2007. Since May 2005, Mr. Wang served as the Senior Director of our Customer Service Department. From December 2001 to April 2005, he served as the Director of our Sales Department and led our sales department in strengthening the national distribution network for our pre-paid game cards. Prior to joining us, Mr. Wang worked as a business development manager at East Asia International Trader Company from 1999 to 2000, and a supervisor of general business department at East Assets Trading Co., Ltd. from 1992 to 1999. Mr. Wang graduated from the Shanghai Mechanical College.

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

B.	Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation to our executive officers was approximately RMB9.5 million (US$1.2 million). We paid a total of RMB0.9 million (US$0.1 million) in cash to our non-executive directors for their services in 2006. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Amended 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 2006, we increased the ordinary shares reserved under our 2004 option plan to 2,449,614 shares. Of this amount, options to purchase 2,362,236 shares were granted as at May 31, 2007, excluding options forfeited pursuant to the terms of our Amended 2004 Stock Option Plan. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of May 31, 2007.

	Total Number of Ordinary Shares Underlying Options Granted*	Exercise Price Range (in US$)
Jun Zhu	950,000	38.54
Hannah Lee	179,543	17.00 -30.90
Jun Yao	112,272	17.00 -30.90
Yong Wang	96,102	17.00
Chris Shen	40,000	19.96 -30.90
Stephen Law	39,300	17.00 -38.54
Chao Y. Wang	39,300	17.00 -38.54
Ka Keung Yeung	39,300	17.50 -38.54
Davin Alexander Mackenzie	39,300	17.50 -38.54
Lingdong Huang	36,450	17.00 -30.90
Other individuals as a group	790,669	17.00 -30.90

*	Excluding 254,955 options forfeited as at May 31, 2007 pursuant to the terms of our Amended 2004 Stock Option Plan.

The following paragraphs describe the other principal terms of our Amended 2004 Stock Option Plan.

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

Vesting Schedule. Options granted under our stock option plan vest over a two to four year period following a specified vesting commencement date. In general, between one half to one-fourth of the options granted vest at the end of the first anniversary of the vesting commencement date and the remainder will vest over the remaining vesting period on a monthly basis, subject to the recipient of the option continuing to be employed by us on each vesting date.

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

Termination of Plan. Unless terminated earlier, our stock option plan will expire in 2014. Our board of directors has the authority to amend, alter, suspend or terminate our stock option plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plan.

C.	Board Practices

In 2006, our directors met in person or via telecommunication devices four times and passed resolutions by unanimous written consent for eight times. Most directors attended all of the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

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

Committees of the Board of Directors

Audit Committee. In 2006, our audit committee held six meetings. Our audit committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 4200 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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

Compensation Committee. In 2006, our compensation committee held three meetings. Our compensation committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom meet the “independence” definition under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation for our seven most senior executives;

•	reviewing the compensation of our other employees and recommending any proposed changes to the management;

•	reviewing and approving director and officer indemnification and insurance matters;

•

reviewing and approving any employee loans in an amount equal to or greater than US$60,000 (or such amount as from time to time as announced by the relevant regulatory bodies as requiring the approval of the Committee); and

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

Terms of Directors

Our board of directors are currently divided into two classes with different terms, each of which expiring each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors hold office until the date of the annual general meeting of shareholders to be held in 2009, and Jun Zhu and Stephen Law, each of whom represents a major shareholder of our company, will hold office until the date of the annual general meeting of shareholders to be held in 2007.

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

Voting Agreement

On November 26, 2004, Incsight Limited and Bosma Limited, our two largest shareholders, entered into a voting agreement with respect to the election of our board of directors. Both parties have agreed to vote their respective shares to ensure that our board of directors consists of: (i) one director designated by Incsight, so long as it holds 5% or more of our total outstanding shares, which initially shall be Jun Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of our total outstanding shares, which initially shall be Stephen Law; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, our company or any of our shareholders; and (iv) an additional individual who is not affiliated with either Incsight, Bosma, our company or any of our shareholders. Both parties agreed to vote to ensure that none of the directors elected pursuant to the voting agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued shares of our company. The voting agreement shall continue until both parties mutually agree in writing to terminate it.

D.	Employees

As of December 31, 2006, we had 964 employees, including 80 in management and administration, 615 in our customer service centers, 137 in game operations, sales and marketing, and 132 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2007, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu(3)	6,007,334	20.50
All Directors and Senior Executive Officers as a Group(4)	6,097,334	20.81
Principal shareholders:
Bosma Limited(5)	5,145,065	17.56
EA International Studio and Publishing Ltd.(6)	4,506,829	15.38

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.
(2)	Percentage of beneficial ownership is based on 29,301,027 ordinary shares outstanding as of May 31, 2007, excluding shares underlying outstanding options as of that date.
(3)	Consists of 6,000,000 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu and 7,334 ordinary shares beneficially owned by Mr. Zhu. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(4)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Jun Zhu and Xudong He, and exclude shares underlying options held by our directors and officers.
(5)	Consists of 5,145,065 ordinary shares held by Bosma. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.
(6)	Consists of 4,506,829 shares owned by EA International Studio and Publishing Ltd., a Bermuda corporation. The address for EA International Studio and Publishing Ltd. is LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

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

Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China; Shanghai IT is owned by Jun Zhu, our Chief Executive Officer and shareholder, and Yong Wang, our

Vice President. Shanghai Advertisement holds the requisite license for conducting the advertising business in China; Shanghai Advertising is owned by Shanghai IT and Xudong He, our Vice President. Shanghai Advertising is now in the process of dissolution.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Fangda Partners, these agreements, except for those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Master Agreement for MU. The9 China, 9Webzen and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 China acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of the domain name www.muchina.com and Internet content provider. The parties share the revenues generated by MU in China pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to the amounts being RMB10 per average concurrent user per month, but in any case no more than 5.5% of net revenue; (ii) The9 China is entitled to 5% of net revenue prior to October 2006, and none thereafter; and (iii) 9Webzen is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 China.

Master Agreement for WoW. The9 China, C9I China and Shanghai IT have entered into a master agreement in connection with the operation WoW in China and providing services to customers jointly. Under the agreement, The9 China acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; C9I China acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW. The revenues generated by WoW in China are shared by C9I China, Shanghai IT and The9 China pursuant to following revenue sharing provisions set forth in the master agreement in connection with operating WoW in China: (i) Shanghai IT is entitled to RMB10,000 per month; (ii) The9 China is entitled to 5% of net revenue, less the RMB10,000 per month paid to Shanghai IT; and (iii) C9I China is entitled to the remaining 95% of net revenue. In May 2007, The9 China, C9I China and Shanghai IT amended the Master Agreement for WoW to add China The9 Interactive (Beijing) (“C9I Beijing”) as a party to the Master Agreement. Pursuant to this amendment, the revenue-sharing arrangements were revised so that all revenue is recognized by Shanghai IT first, and services are provided and revenue recognized by the other parties based on fair-market value.

Domain Name License Agreement. We granted Shanghai IT the right to use the domain name www.the9.com for its hosting of the9 City and its provision of Internet content in China since January 2001, and the relevant license agreement was terminated when we transferred the domain name www.the9.com to Shanghai IT.

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

Loan Agreements. From 2002 to May 2005, we loaned a total of RMB23.0 million to the shareholders of Shanghai IT, solely for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan shall become immediately due and payable when we send a written notice to the borrowers requesting repayment. Jun Zhu and Yong Wang have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

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

Investments in Affiliated Companies

In December 2005, we entered into an agreement with Webzen, Inc. to sell our 21% interest in 9Webzen to Webzen, Inc. for a total consideration of US$2.8 million. After completion of the sale, our interest in 9Webzen was reduced from 51% to 30%.

In June 2005, we entered into a joint venture agreement through Spring Asia with Softworld, Ltd., and established GFD, Inc., or GFD. We currently own 30% of GFD, and Softworld, Ltd. owns the remaining 70%. Our total investment in this joint venture was US$1.5 million. GFD holds an exclusive license to operate the WoW game in China outside of mainland China.

In December 2006, we entered into an agreement with China Interactive Limited to sell our 100% interest in Spring Asia Limited, which primarily owned assets consisting of a US$1.5 million equity investment in GFD and a US$1.5 million receivable from GFD to China Interactive Limited, for a total consideration of US$7 million (approximately RMB 54.4 million). This payment was guaranteed by IAH, a company in which we own shares.

In August 2006, we invested in Sunmi Rise Limited. We currently own 30% of Sunmi Rise and our total investment in this company was US$1.0 million. Sunmi Rise holds an exclusive license to operate Groove Party, a casual online game in mainland China.

In July 2006, we invested in IAH. As of May 31, 2007, we owned approximately 11.37% of IAH and our total investment in this company was US$2.0 million. IAH holds exclusive licenses to operates Granado Espada and Hellgate: London in eight southeast Asia countries.

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees — Amended 2004 Stock Option Plan.”

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

We rely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current PRC laws, regulations and accounting standards, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies. In addition, at the discretion of their respective board of directors or shareholders meeting, our subsidiaries and affiliated entities in China may allocate a portion of their respective after-tax profits to their staff welfare and bonus funds or discretionary surplus reserve. Staff welfare and bonus reserve funds may not be distributed to equity owners.

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

For the year ended December 31, 2004, the trading price ranged from US$21.00 to US$24.10 per ADS. For the year ended December 31, 2005, the trading price ranged from US$13.69 to US$28.51 per ADS. For the year ended December 31, 2006, the trading price ranged from US$15.5 to US$32.87 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows

2005	28.51	13.69
2006	32.87	15.50

Quarterly Highs and Lows

Second Quarter 2005	27.5	14.55
Third Quarter 2005	28.51	17.86
Forth Quarter 2005	19.77	13.69
First Quarter 2006	31.94	15.50
Second Quarter 2006	31.77	21.56
Third Quarter 2006	27.15	20.75
Fourth Quarter 2006	32.87	20.80
First Quarter 2007	39.73	29.80

Monthly Highs and Lows

December 2006	32.87	26.59
January 2007	39.73	29.80
February 2007	39.18	32.54
March 2007	35.36	30.40
April 2007	43.45	33.34
May 2007	46.46	37.49
June 2007 (through June 25)	46.98	42.60

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the RMB against the U.S. dollar by the end of 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our affiliated entities will be treated for purposes of the passive foreign investment company rules, based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2006. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either:

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

If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2006, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include a report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control

In our annual report on Form 20-F in respect of the fiscal year ended December 31, 2005, we reported a material weakness in our internal control over financial reporting due to insufficient control over the application of generally accepted accounting principles in our financial statements.

During 2006, we implemented a number of remedial measures to strengthen our controls over the preparation and review of our financial statements and related disclosures under generally accepted accounting principles. Specifically, we enhanced and increased our financial reporting resources in connection with the application of generally accepted accounting principles, implemented an enhanced financial statement close process, and made other improvements as we deemed necessary to improve our internal control over financial reporting. As a result, as of December 31, 2006, our management determined that applicable controls were effectively designed and operating so as to enable management to conclude that the above described material weakness has been remediated.

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

	2004	2005	2006
Audit fees(1)	RMB1,986,360	RMB3,066,676	RMB4,565,399	US$	585,000
Audit-related fees(2)	RMB6,290,140	Nil	Nil		Nil
Tax fees	Nil	Nil	Nil		Nil
All other fees	Nil	Nil	RMB11,706	US$	1,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

We engaged PricewaterhouseCoopers in 2004. Accordingly, there were no fees billed to us by PricewaterhouseCoopers prior to 2004. In addition to the fees as indicated in the table above, PricewaterhouseCoopers also provided audit and other professional services to 9Webzen, our affiliated entity. Total service fees billed to 9Webzen related to these professional services in 2004, 2005 and 2006 amounted to US$80,000, US$135,000 and US$99,000, respectively.

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

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.1	Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.1	Form of The9 Limited Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-120810) on November 26, 2004

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

Exhibit Number	Document
4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 China (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 China and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 China, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 China, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 China and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Universal Games Inc. and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.13	Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Shareholders’ Agreement, dated April 16, 2004, by and among The9 Limited, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.18	Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.19	Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.20	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.21	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.26	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number	Document
4.29	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.31	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.32*	List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract

4.33*	Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun and Shanghai The9 Information Technology Co., Limited

4.34*	Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun, The9 Computer Technology Consulting (Shanghai) Co., Limited and Shanghai The9 Information Technology Co., Limited

4.35*	Translation of Supplementary Agreement between Wang Yong, Zhu Jun and The9 Computer Technology Consulting (Shanghai) Co., Limited

4.36*	Amended 2004 Stock Option Plan

8.1*	Subsidiaries of The9 Limited

11.1	Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

Exhibit Number	Document
15.2*	Consent of Fangda Partners
15.3*	Consent of PricewaterhouseCoopers

*	filed with the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED

By	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF THE9 LIMITED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows expressed in Renminbi present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2(o) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

June 28, 2007

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)
Revenues:
Online game services		357,085	466,554,760	1,027,963,574	131,720,964
Game operating support, website solutions and advertisement		24,699,918	6,050,065	4,800,019	615,064
Short message services		11,110,703	3,429,315	444,196	56,918
Other revenues		467,685	13,156,712	5,119,990	656,064

		36,635,391	489,190,852	1,038,327,779	133,049,010

Sales taxes		(1,912,870)	(24,164,182)	(52,501,980)	(6,727,487)

Net revenues		34,722,521	465,026,670	985,825,799	126,321,523

Cost of services		(9,138,206)	(240,415,737)	(524,031,705)	(67,148,256)

Gross profit		25,584,315	224,610,933	461,794,094	59,173,267

Operating expenses:
Product development		(9,027,559)	(40,642,275)	(30,781,632)	(3,944,290)
Sales and marketing		(9,226,786)	(61,805,046)	(59,574,787)	(7,633,781)
General and administrative		(17,092,563)	(62,450,984)	(101,282,708)	(12,978,141)

Total operating expenses		(35,346,908)	(164,898,305)	(191,639,127)	(24,556,212)

Profit (loss) from operations		(9,762,593)	59,712,628	270,154,967	34,617,055
Interest income (expenses), net		81,244	10,021,605	9,136,273	1,170,702
Other income (expenses), net	5	15,791,652	14,467,150	28,416,722	3,641,255

Income before income tax benefit (expense), gain on investment disposal, impairment loss on investment, profit (loss) on equity investments and minority interests		6,110,303	84,201,383	307,707,962	39,429,012
Income tax benefit (expense)	11	(5,073,476)	(168,255)	2,669,763	342,097

Income before gain on investment disposal, impairment loss on investment, profit (loss) on equity investments and minority interests		1,036,827	84,033,128	310,377,725	39,771,109
Gain on investment disposal	7	—	6,715,917	23,409,702	2,999,667
Impairment loss on investment	7	—	—	(20,401,915)	(2,614,256)
Profit (loss) on equity investments, net of taxes	7	16,571,293	(13,736,790)	(908,464)	(116,409)
Minority interests		6,871,215	(4,540,568)	—	—

Net income		24,479,335	72,471,687	312,477,048	40,040,111

Accretion to Series A Preference Shares		(3,327,633)	—	—	—
Amounts allocated to Series A Preference Shares		(9,104,948)	—	—	—

Net income attributable to ordinary shareholders		12,046,754	72,471,687	312,477,048	40,040,111

Other comprehensive income:
Translation adjustments		124,370	73,963	(59,346)	(7,604)

Comprehensive income		24,603,705	72,545,650	312,417,702	40,032,507

Earnings per share	17
- Basic		1.17	3.00	12.78	1.64

- Diluted		0.87	2.92	12.72	1.63

Weighted average shares outstanding	17
- Basic		10,276,070	24,192,113	24,456,507	24,456,507

- Diluted		14,528,103	24,804,997	24,565,947	24,565,947

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Note	December 31, 2005	December 31, 2006	December 31, 2006
		RMB	RMB	US$
				(Unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents		488,244,667	937,845,817	120,173,475
Accounts receivable		10,593,866	10,174,484	1,303,736
Due from related parties	16	12,395,125	—	—
Advances to suppliers		4,289,443	9,036,620	1,157,932
Prepayments and other current assets	7(c)	28,395,864	69,153,131	8,861,128
Prepaid royalties	10	42,995,946	27,558,207	3,531,247
Deferred costs	10,2(k)	24,075,214	33,324,942	4,270,184

Total current assets		610,990,125	1,087,093,201	139,297,702

Investments	7	46,835,993	30,117,605	3,859,203
Property, equipment and software	8	231,436,683	227,512,006	29,152,882
Goodwill	6	30,199,751	30,199,751	3,869,729
Intangible assets	9	289,035,226	244,271,279	31,300,378
Long-term deposits		3,132,338	—	—
Deferred tax assets, non-current	11	2,104,464	5,391,123	690,806

Total assets		1,213,734,580	1,624,584,965	208,170,700

LIABILITIES
Current liabilities:
Accounts payable		15,948,674	12,692,978	1,626,450
Due to related parties	16	3,181,004	332,797	42,644
Other taxes payable		8,123,356	23,589,754	3,022,739
Advances from customers	2(k)	61,651,267	88,040,975	11,281,375
Deferred revenue	2(k)	76,514,940	111,302,531	14,262,059
Other payables and accruals	12	26,793,070	52,467,643	6,723,085
Acquisition related liability	6	79,537,653	—	—

Total current liabilities		271,749,964	288,426,678	36,958,352

Minority interests		—	—	—
Commitments and contingencies	19	—	—	—
Shareholders’ equity
Common shares (US$0.01 par value; 100,000,000 shares authorized and 24,214,130 shares issued and outstanding as of December 31, 2005,100,000,000 shares authorized and 24,688,038 shares issued and outstanding as of Dec 31, 2006)		2,004,033	2,041,673	261,615
Additional paid-in capital		860,214,342	941,786,807	120,678,465
Deferred stock-based compensation		(145,864)	—	—
Statutory reserves	2(r)	54,172	20,745,422	2,658,272
Accumulated other comprehensive income		59,346	—	—
Retained earnings		79,798,587	371,584,385	47,613,996

Total shareholders’ equity		941,984,616	1,336,158,287	171,212,348

Total liabilities and shareholders’ equity		1,213,734,580	1,624,584,965	208,170,700

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income(loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	9,867,000	816,919	438,717	—	—	(138,987)	(13,770,630)	(12,653,981)

Accretion for Series A Preference Shares	—	—	—	—	—	—	(3,327,633)	(3,327,633)
Waiver of October 2001 Loans interest	—	—	1,727,359	—	—	—	—	1,727,359
Net income	—	—	—	—	—	—	24,479,335	24,479,335
Conversion of Series A Preference Shares into Common Shares	8,008,000	662,782	45,182,854	—	—	—	—	45,845,636

Issuance of ordinary shares	6,311,250	522,080	802,816,821	—	—	—	—	803,338,901
Options granted to 9Webwen’s employees (Note 15)	—	—	5,631,249	—	—	—	—	5,631,249
Appropriations to statutory reserves	—	—	—	—	54,172	—	(54,172)	—
Cumulative translation adjustment	—	—	—	—	—	124,370	—	124,370

Balance as of December 31, 2004	24,186,250	2,001,781	855,797,000	—	54,172	(14,617)	7,326,900	865,165,236

	Common shares (US$0.01 par value)		Additional paid-in capital	Deferred stock-based compensation	Statutory reserves	Accumulated other comprehensive income(loss)	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	72,471,687	72,471,687
Cumulative translation adjustment	—	—	—	—	—	73,963	—	73,963
Issuance of ordinary shares from stock option exercise	27,880	2,252	3,829,387	—	—	—	—	3,831,639
Options granted to 9Webzen’s employees(Note 15)	—	—	372,981	—	—	—	—	372,981
Employee share based compensation	—	—	214,974	(214,974)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	69,110	—	—	—	69,110

Balance as of December 31, 2005	24,214,130	2,004,033	860,214,342	(145,864)	54,172	59,346	79,798,587	941,984,616

Net income	—	—	—	—	—	—	312,477,048	312,477,048
Appropriations to statutory reserves	—	—	—	—	20,691,250	—	(20,691,250)	—
Cumulative translation adjustment	—	—	—	—	—	(59,346)	—	(59,346)
Adoption of SFAS 123R	—	—	(145,864)	145,864	—	—	—	—
Issuance of ordinary shares from stock option exercise	473,908	37,640	63,978,786	—	—	—	—	64,016,426
Employee share based compensation	—	—	17,739,543	—	—	—	—	17,739,543

Balance as of December 31, 2006	24,688,038	2,041,673	941,786,807	—	20,745,422	—	371,584,385	1,336,158,287

Balance as of December 31, 2006 (US$ except share data, unaudited, Note 3)	24,688,038	261,615	120,678,465	—	2,658,272	—	47,613,996	171,212,348

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)
Cash flows from operating activities:
Net income		24,479,335	72,471,687	312,477,048	40,040,111
Adjustments for:
Deferred taxes		4,480,066	(437,755)	(3,286,659)	(421,145)
Loss/(profit) on disposal of fixed assets		—	(38,280)	119,534	15,317
Profit on disposal of investment	7	—	(6,715,917)	(23,409,702)	(2,999,667)
Impairment on upfront license fee	9	—	5,729,338	853,164	109,323
Impairment on investment	7	—	—	20,401,915	2,614,256
Depreciation and amortization of property, equipment and software	8	3,358,376	39,463,381	76,158,886	9,758,830
Amortization of intangible assets	9	168,794	33,792,069	90,286,523	11,569,114
Profit (loss) on equity investments, net of taxes	7	(8,128,447)	49,378,930	908,464	116,409
Minority interests		(6,871,215)	4,540,568	—	—
Interest expense on convertible loans		661,970	—	—	—
Non-cash interest expense		—	2,057,996	803,605	102,972
Exchange loss		—	9,719,514	2,480,729	317,875
Non-cash share-based compensation		—	69,110	17,739,543	2,273,106
Change in accounts receivable		(16,686,079)	6,092,213	419,382	53,739
Change in advances to suppliers		855,940	(1,530,002)	637,141	81,642
Change in prepayments and other current assets		(11,773,502)	2,756,493	(421,071)	(53,955)
Change in prepaid royalties		—	(43,013,672)	15,437,739	1,978,158
Change in deferred service costs		—	(24,075,214)	(9,249,728)	(1,185,240)
Change in long-term deposits		1,314,709	(2,817,872)	3,132,338	401,371
Change in accounts payable		2,286,373	8,488,462	(4,773,853)	(611,711)
Change in due to related parties, net		33,895,012	(123,510,090)	(429,690)	(55,060)
Change in income tax payable		(105,901)	(607,560)	—	—
Change in other taxes payable		(129,239)	6,823,675	15,466,398	1,981,830
Change in advances from customers		1,488,478	60,162,789	26,389,708	3,381,518
Change in deferred revenue		2,222,284	74,292,656	34,787,591	4,457,604
Change in other payables and accruals		3,559,637	11,448,761	21,981,757	2,816,693

Net cash provided by operating activities		35,076,591	184,541,280	598,910,762	76,743,090

Cash flows from investing activities:
Cash paid for acquisition of C9I minority interest		—	(209,857,681)	(80,025,757)	(10,254,322)
Cash paid for investment in equity investees		(34,045,553)	(41,794,726)	(7,978,454)	(1,022,341)
Proceeds from investment disposal		—	22,193,050	7,900,977	1,012,414
Proceeds from fixed assets disposal		—	94,887	48,452	6,209
Purchase of property, equipment and software		(20,365,224)	(242,725,812)	(78,396,860)	(10,045,599)
Purchase of intangible assets		(33,462,782)	(11,561,284)	(46,375,740)	(5,942,484)
Loan receivable due from a related party		(38,386,260)	—	—	—

Net cash used in investing activities		(126,259,819)	(483,651,566)	(204,827,382)	(26,246,123)

Cash flows from financing activities:
Proceeds from stock option exercise		—	3,831,639	58,040,116	7,437,131
Proceeds from initial public offering, net of issuance costs		813,046,497	—	—	—
Repayment for convertible loans		(10,384,226)	—	—	—
Capital contribution received from minority shareholder		19,036,270	—	—	—

Net cash provided by financing activities		821,698,541	3,831,639	58,040,116	7,437,131

Effect of foreign exchange rate changes on cash		124,370	(9,881,974)	(2,522,346)	(323,208)

Net increase (decrease) in cash and cash equivalents		730,639,683	(305,160,621)	449,601,150	57,610,890
Cash and cash equivalents, beginning of year		62,765,605	793,405,288	488,244,667	62,562,585

Cash and cash equivalents, end of year		793,405,288	488,244,667	937,845,817	120,173,475

Supplemental disclosure of cash flow information:
Cash paid during the year for income tax		105,901	607,560	616,896	79,048
Cash paid during the year for interest expense		1,693,901	—	—	—
Supplemental disclosure of non-cash investing activities:			—
Accrual related to purchase of property, equipment and software		459,400	8,062,091	7,451,744	954,850
Interest expense for acquisition related payable		—	2,057,996	803,605	102,972
Conversion of October 2001 loans		8,276,500	—	—	—
Waiver of October 2001 loans interest		1,727,359	—	—	—
Conversion of preference shares to common shares		45,845,636	—	—	—
Conversion of loan receivable to investment in affiliated companies		—	—	15,917,000	2,039,569
Settlement of loan receivable upon the acquisition of minority interest		—	38,386,260	—	—

Supplemental disclosure of non-cash financing activities:
Accrual for IPO related expense		10,229,676	—	—	—
Receivable from stock option exercise		—	—	5,976,310	765,791

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its certain subsidiaries and certain variable interest entities (“VIE subsidiaries”) as follows:

			Interest held
Name of entity	Date of incorporation	Relationship	Direct	Indirect
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January 2000	Subsidiary	100%	—
City GameNet Limited (“City GameNet”)	January 2000	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June 2000	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October 2003	Subsidiary	—	100%
China The9 Interactive (Shanghai) Co. Limited (“C9I Shanghai”)	February 2005	Subsidiary	—	100%
Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”)	September 2000	VIE subsidiary	None (Note 2b)
Spring Asia Limited (“Spring Asia”)	June 2004	Subsidiary*	—	—
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Advertisement”)	September 2001	VIE subsidiary	None (Note 2b)
Well City Limited	November 2005	Subsidiary	100%	—
Global Star International Development Limited (“Global Star”)	March 2006	Subsidiary	100%	—
City Rise Investments Limited (“City Rise”)	January 2006	Subsidiary	—	100%

*	Spring Asia Limited was disposed to a third party in December 2006. (note 16)

The Company changed its name from GameNow.net Limited to The9 Limited effective February 9, 2004.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”.

The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).

On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.

The license term commences on the date of the license agreement and expires on June 6, 2009, the fourth anniversary of the date of the commercial launch of the localized WoW.

Beginning October 2002, and prior to the operation of WoW, the Group, through its investment in an affiliated company, 9Webzen Limited (“9Webzen Hong Kong”) (Note 7a), was principally engaged in the development and operation of an online game, “MU.”

Beginning January 2004, The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“9Webzen Shanghai”, a subsidiary of 9Webzen Hong Kong) entered into a master agreement in connection with operating MU in the PRC to provide online game services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is a proprietary membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in the PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC. Prior to 2004, the Group provided substantially the same game operating support services to 9Webzen Shanghai for service fees.

In December 2005, the Group entered into an agreement with Webzen Inc. to sell a 21% interest in 9Webzen Hong Kong to Webzen Inc. After the completion of the transaction, the Group’s equity interest in 9Webzen Hong Kong was reduced from 51% to 30% (Note 7a).

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

The Group applied FIN 46, “Consideration of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) for all the years presented. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Shanghai IT is a variable interest entity owned by the Company’s executive officers and shareholders. Shanghai Advertisement was established by Shanghai IT and one of Company’s executive officer. The Company does not have any ownership interest in Shanghai IT or Shanghai Advertisement. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. Pursuant to various agreements entered into between the Company or its wholly owned subsidiaries, Shanghai IT and Shanghai Advertisement (Note 4), the Company generally has economic control of Shanghai IT and Shanghai Advertisement and is considered the primary beneficiary of both entities. Accordingly, the results of Shanghai IT and Shanghai Advertisement are consolidated in the financial statements of the Company.

The Company accounts for investments over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, under the equity method of accounting (Note 7).

c.	Foreign currency translation

The Group’s reporting and functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations.

d.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2006, cash equivalents were comprised primarily of investments in time deposits. Included in cash and cash equivalents as of December 31, 2005 and 2006 are amounts denominated in US Dollars totalling US$19,292,171 and US$13,353,786 (RMB150,558,032 and RMB104,214,281), respectively.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

e.	Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Lesser of the respective term of the leases or the estimated useful lives of the leasehold improvements
Computer and equipment	2.6 to 5 years (the servers used for WoW are amortized over the shorter of their useful life or WoW’s remaining license period)
Software	5 years
Office furniture and fixtures	3 years
Motor vehicles	5 years

f.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of interests in its subsidiary. The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assess goodwill for impairment in accordance with SFAS 142. In December of each year, the Group tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

g.	Intangible assets

Intangible assets consist primarily of intangible assets from business combination and upfront licensing fees.

The Group applies the criteria specified in SFAS No. 141 “Business Combination” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144. “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the remaining licensing term of the WoW game of approximately four years (Note 6).

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Upfront licensing fees paid to licensors are recognized as intangible assets if the game software has reached technological feasibility when such payments are made. Technological feasibility is established upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. Amortization of upfront licensing fees commences upon the launch of the related online game.

h.	Equity investments

Equity investments are comprised of privately held companies. The Company accounts for an equity investment over which it has significantly influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, the cost method accounting is used.

The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but are not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and undiscounted cash flows and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB20.4 million (US$2,614,256) was recognized in 2006.

i.	Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributed to such assets. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment provisions relating to intangible assets amounting to RMB5.7 million (US$734,144) and RMB0.9 million (US$109,323) were recognized in 2005 and 2006, respectively (Note 9).

j.	Revenue recognition

Online game services

The Group earns revenue from sales of its prepaid game cards and prepaid online points for its online game products sold to distributors who in turn ultimately sell them to end customers. There are two consumption models for our online game services.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Time consumption model

Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customer’s online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers, when the end customers are no longer entitled to access the Group’s online game product in accordance with the Group’s published expiration policy, or when the likelihood that it would provide further online game service to those customers is remote.

Virtual item/service consumption model

Players can access our games free of charges but may use game points for in-game premium features. The distribution of points to end users is typically made by sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when received. Revenue is recognized over the life of the premium features or as the premium features are consumed. This revenue model commenced in 2006 and revenue recognized under this model was insignificant in 2006.

Future usage patterns may differ from the historical usage patterns on which the virtual item/service consumption revenue recognition model is based. The Group will continue to monitor the operational statistics and usage patterns of inactive cards.

Game operating support, website solutions and advertisement

Beginning in January 2004, the Group entered into a master agreement with 9Webzen Shanghai to share the revenue generated by the operation of MU (Note 1). Pursuant to the master agreement, the Group recognized its portion of revenue from sales of MU prepaid cards and online points initially as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of game playing time by end customers, when the end customers are no longer entitled to access the 9Webzen Group’s online game products, or when the likelihood that it would provide further online game service to those customers is remote. These revenues are recognized when delivery of the services has been rendered and the collection of the related fees is reasonably assured.

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

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Short messaging services

The Group contracts with various subsidiaries and affiliates of China Mobile Communication Corporation and China United Telecommunications Corporation (collectively “the Mobile Operators”) for the transmission of wireless short messaging services (“SMS”). Revenue is recognized in the period in which services are performed, provided that no significant company obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated. The Group measures its revenues based on the total gross amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For these billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, the Mobile Operators charge the Group a network usage fee based on a fixed per message fee multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issues Task Force (“EITF”) No.99-19, "Reporting Revenue Gross as a Principle verses Net as an Agent" and has concluded that reporting the gross amounts billed to its customers is appropriate as the group is the primary obligor to the users with respect to the SMS.

Other revenues

Revenues generated from the Group’s other product offerings are included in other revenues and are generally related to sales of certain online game related software packages and accessories. Revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured.

Sales tax

The Group is subject to business tax at a rate of 5% and related surcharges on revenues earned for online game, game operating support, website solution and advertisement services provided in the PRC. Business tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the statement of operations and comprehensive income and are deducted from gross revenues to arrive at net revenues.

k.	Advances from customers, deferred revenue and deferred costs

Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers, when end customers are no longer entitled to access the Group’s online game products, or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs related to deferred revenue and advances from customers are also deferred. The deferred service costs are recognized in the statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

As of December 31, 2005 and 2006, advances from customers of RMB60,886,779 and RMB87,476,550, deferred revenue of RMB75,739,839 and RMB110,103,769 and deferred costs of RMB24,053,674 and RMB33,305,055 were related to the operation of WoW.

l.	Cost of services

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

m.	Product development

The Group recognizes software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (“SFAS 86”). As such, the Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF No. 00-02, “Accounting for Website Development Costs,” where applicable. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of online games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

n.	Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses in the amount of RMB1,436,630, RMB27,259,755 and RMB13,140,478 for the years ended December 31, 2004, 2005 and 2006, respectively, were expensed as incurred.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

o.	Share-based compensation

Effective January 1, 2006, the Company adopted FASB Statement No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises FASB Statement No.123, ”Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. The Company recognizes the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from 2 to 4 years. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No.107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company elected the modified prospective method and therefore has not restated results for prior periods. The valuation provisions of SFAS 123R apply to new grants and grants that were not yet vested as of the effective date of SFAS 123R. Estimated compensation for grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

SFAS 123R requires that deferred share-based compensation on the consolidated balance sheet on the date of adoption be applied against additional paid-in capital which amounted to RMB145,864 as at January 1, 2006.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost estimated in accordance with the SFAS 123 pro forma disclosures accounted for forfeitures as they occur.

Prior to 2006, the Company accounted for share-based compensation arrangements with employees in accordance with APB 25, and complies with the disclosure provisions of SFAS 123. In general, compensation cost under APB 25 is recognized based on the difference, if any, between the estimated fair value of the Company's ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders' equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

The Company accounts for share-based compensation arrangement with non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

If the compensation cost for the Company’s share-based compensation plan with its employees had been determined based on the estimated fair value on the grant dates for the share option awards as prescribed by SFAS 123, the Company’s net income/(loss) and earnings per share would have resulted in the pro forma amounts for the year ended December 31, 2004 and 2005 as disclosed below:

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	For the year ended December 31, 2004	For the year ended December 31, 2005
	RMB	RMB
Net income attributable to ordinary shareholders as reported	12,046,754	72,471,687
Add: share-based compensation expense under APB No. 25	—	69,110
Less: share-based compensation expense under SFAS 123	(12,017,741)	(16,799,570)

Pro forma net income attributable to ordinary shareholders	29,013	55,741,227

Basic earnings per share
—As reported	1.17	3.00

—Pro forma	0.003	2.30

Diluted earnings per share
—As reported	0.87	2.92

—Pro forma	0.002	2.30

The effects of applying SFAS 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share.

The fair value of the share option under SFAS 123 and SFAS 123R were measured on the respective grant dates based on the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
Risk-free interest rate	2.67%	4.5%	4.55%
Expected life (years)	2-4	2.67	2.71
Expected dividend yield	—	—	—
Volatility	56%	55%	55%
Fair value of options at grant date	US$5.57-US$7.76	US$6.30	US$7.78

Under SFAS 123R, expected term represents the period of time that stock-based awards granted are expected to be outstanding. The Company has elected to use the simplified method, as defined under SFAS 123R, to determine the expected term for its awards granted in 2006. Expected volatilities are based on historical volatilities of the Company’s ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period, which is generally a 2-4 year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

p.	Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

q.	Taxation

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

r.	Statutory reserves

In accordance with the regulations in the PRC and their respective articles of association, The9 Computer and C9I Shanghai (as foreign invested enterprises) and the Company’s VIE subsidiaries (as domestic companies incorporated in the PRC) are required to make an appropriation of retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded beginning in the first period in which after tax profits exceed all prior years’ accumulated losses. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capitals of the respective companies. The VIE subsidiaries are also required to transfer between 5% to 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations, to the statutory public welfare reserve.

In addition, at the discretion of the respective boards of directors: (1) The9 Computer and C9I Shanghai may allocate a portion of their after-tax profit to the enterprise expansion fund or staff welfare and bonus reserve, and (2) the above VIE subsidiaries may allocate a portion of their respective after-tax profits to discretionary surplus reserve. The use of staff welfare and bonus reserve is restricted to employee welfare benefits and is not available for distribution to equity owners except in liquidation. Appropriations to the staff welfare and bonus reserve are charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

In the year ended December 31, 2004, RMB54,172 reserve fund has been made for The9 Computer.

In March 2006, RMB20,691,250 reserve fund has been made for C9I Shanghai for the year ended 2005.

s.	Earnings per share

In accordance with SFAS No. 128, "Computation of Earnings Per Share" ("SFAS No. 128") and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FABS Statement No. 128”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 13) were participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preference shares and convertible loans (using the if-converted method).

However, common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

t.	Segment reporting

The Group conducts its business within one industry segment – the business of developing and operating online games and related services. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

u.	Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai and the Company’s VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(r)). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividends to the Company.

Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans, or dividends to the parent as a result of the aforesaid PRC regulations and the Company’s organizational structure were

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

RMB78.6 million and RMB47.1 million, or 8.3% and 3.5% of total consolidated net assets, as of December 31, 2005 and 2006, respectively. However, the Group’s PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company or its shareholders by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent. The Company has not currently entered into any such arrangements with the PRC subsidiaries or VIE subsidiaries.

v.	Business combination

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

The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.8041, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 29, 2006. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4.	VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of two variable interest entities, Shanghai IT and its subsidiary, Shanghai Advertisement. Shanghai Advertisement’s operations, which generally relate to website advertisement, have been limited since incorporation. Shanghai IT holds an Internet Content Provider license and other licenses for online game provision and collect revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. The registered capital of Shanghai IT was RMB23,000,000 as of December 31, 2006.

The Group conducts its business principally through C9I Shanghai and The9 Computer, subsidiaries in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, C9I Shanghai and The9 Computer, being the wholly foreign owned entities, are dependent on the licenses held by Shanghai IT to conduct their online games business in the PRC. C9I Shanghai and The9 Computer have entered into contractual arrangements with Shanghai IT for use of its relevant licenses as set forth below.

9Webzen Hong Kong, the Group’s affiliated company, through 9Webzen Shanghai, operates an online game - MU in China. 9Webzen Hong Kong is incorporated in Hong

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

Master Agreements. The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB10 per user per month but in any case no more than 5.5% of the net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. In October 2006, The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a supplementary agreement. Under the supplementary agreement, The9 Computer has ceased being the technical service provider of Pass9 for 9Webzen and no longer shares in the revenue generated from the operation of MU since October 1, 2006.

In June 2005, The9 Computer, C9I Shanghai and Shanghai IT entered into a master agreement in connection with operating the WoW game, a massively multiplayer online role-playing game, in China and providing services to customers jointly. Under the agreement, C9I Shanghai acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW; The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by WoW in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB 120,000 per year of the WoW revenue; (ii) The9 Computer is entitled to 5% of the residual WoW revenue after Shanghai IT sharing the relevant revenue; and (iii) C9I Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. In May 2007, The9 Computer, C9I Shanghai and Shanghai IT amended the Master Agreement for WoW to add China The9 Interactive (Beijing) (“C9I Beijing”) as a party to the Master Agreement. Pursuant to this amendment, the revenue-sharing arrangements were revised so that all revenue is recognized by Shanghai IT first, and services are provided and revenue recognized by the other parties based on fair-market value.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

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

Equity Pledge Agreements. To secure the full performance of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Rights Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favour of The9 Computer under an equity pledge agreement. In the event of a breach of any term in the above agreements by either shareholder of Shanghai IT, The9 Computer will be entitled to enforce its pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

5.	OTHER INCOME (EXPENSES), NET

During the years ended December 31, 2004 and 2005, the Group sold its proprietary integrated membership management and payment system, Pass9, to three third-party companies for US$1,800,000 and US$1,430,000, respectively. As at December 31, 2004 and 2005, Pass9 has been delivered to the buyers, the buyers have accepted such delivery, and the Group does not have any future obligations with regard to the aforementioned sales of Pass9 beyond December 31, 2005.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

During the years ended December 31, 2005 and 2006, the Group received financial subsidies from the local government amounting to RMB13,417,120 and RMB30,999,000 (US$3,972,143), respectively.

During the years ended December 31, 2005 and 2006, the Group recognised foreign exchange losses due to the appreciation of RMB against USD, amounting to RMB9,719,514 and RMB2,480,729 (US$317,875), respectively.

6.	INVESTMENT IN CHINA THE9 INTERACTIVE LIMITED

In October 2003, the Company formed C9I in Hong Kong with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), a Singapore online game company, to operate WoW, a massively multiplayer online role-playing game. The Company invested US$2,700,000 (approximately RMB21.07 million) in cash for 54% of the equity interest in the joint venture. China Interactive invested US$2.3 million in cash (US$2 million contributed in February 2004, and US$0.3 million in April 2004) for a 46% interest in the joint venture. As the Company has a controlling financial interest in C9I, the Company has consolidated the results of the joint venture.

On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote WoW in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.

Pursuant to the license agreement, C9I paid a non-refundable license fee of US$3.0 million upon execution of the license agreement. In addition, C9I shall pay royalties to Vivendi equal to 22% of the face value of prepaid cards and prepaid online points actually sold and 37.7% or 39% of the face value of CD-key. C9I agreed to pay recoupable advances against royalties in a total amount of approximately US$51.3 million. This US$51.3 million recoupable advances consists of quarterly amounts ranging from US$1.6 million to US$3.7 million over a four-year period commencing from the commercial launch and additional payment amounts totalling US$6.8 million linked to certain events. As security for each advance payment, C9I will procure a standby letter of credit or other suitable form of bank guarantee prior to each relevant period. In addition, C9I agreed to commit no less than US$13 million (approximately RMB101.45 million) for the marketing and promotion of WoW during the license term.

The license term commenced on the date of the license agreement and expires on June 6, 2009, the fourth anniversary of the date of the commercial launch of the localized WoW.

In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive, the minority shareholder of C9I. Pursuant to the term sheet:

•	GameNow Hong Kong extended a loan of US$600,000 (approximately RMB4,682,460) to China Interactive, active immediately upon the signing of the term sheet.

•

China Interactive will be required to transfer 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share, or approximately US$745,000 (approximately RMB5.81 million) in total.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

•	GameNow Hong Kong will be required to lend a further US$4,000,000 upon completion of the transfer of 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong.

In December 2004, pursuant to the above-described term sheet:

•

GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$4,000,000 (approximately RMB31.22 million) had been extended to China Interactive.

In January 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive, the minority shareholder of C9I. Pursuant to the share purchase agreement, GameNow Hong Kong purchased 14.9% of the equity interest in China Interactive for US$745,000 (approximately RMB5.81 million) in cash. In April 2005, GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$6,000,000(approximately RMB46.82 million) was extended to China Interactive.

In August 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive. Pursuant to the share purchase agreement, GameNow Hong Kong purchased the remaining 31.1% equity interest in C9I for US$40,000,000 (approximately RMB312.16 million) and increased its interest in C9I to 100%. In accordance with the share purchase agreement, the Company paid US$30,000,000 in 2005 and US$10,000,000 in 2006. In connection with this transaction, the Company recognized goodwill of RMB30,199,751 and intangible assets of RMB283,701,360, which is amortized over the remaining license period of approximately 4 years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 26, 2005 US$000s
Net working capital	(6,570)
Net fixed assets	6,807
Other non current assets	523
Intangible assets	35,040
Goodwill	4,200

Consideration given	40,000

7.	INVESTMENTS

Investments comprised of direct investments in 9Webzen Hong Kong, a joint venture with Webzen Inc., a Korea based company, Object Software Limited (“Object Software”), an established game developer in China, GFD Inc. (“GFD”), a joint venture with Softworld Ltd., a Taiwan based company, Beijing Wanwei Sky Technology Co. Ltd. (“Beijing Wanwei”), a start-up online game portal, Sunmi Rise Company Limited (“Sunmi Rise”), a start-up online game operator and Infocomm Asia Holdings Pte Ltd. (“IAH”), a Singapore based company.

7.1	Investment movement

The following sets forth the movements of the Group’s equity investments, for which equity method was applied.

	9Webzen Hong Kong	Object Software	GFD	Beijing Wanwei	Sunmi Rise	Total
	a	b	c	d	e
Balance at December 31, 2004 (RMB)	56,302,314	32,035,707	—	—	—	88,338,021
Investments	—	—	12,139,025	2,400,000	—	14,539,025
Sale of investment	(15,477,134)	—	—	—	—	(15,477,134)
Share of loss on equity investments	(6,423,792)	(3,602,432)	(2,672,293)	(1,038,273)	—	(13,736,790)
Dividends declared	(27,200,110)	—	—	—	—	(27,200,110)
Options granted to 9Webzen’s employees	372,981	—	—	—	—	372,981

Balance at December 31, 2005 (RMB)	7,574,259	28,433,275	9,466,732	1,361,727	—	46,835,993

Investments	—	—	—	—	7,932,804	7,932,804
Sale of investment	—	—	(19,257,813)	—	—	(19,257,813)
Share of gain/(loss) on equity investments	(4,731,579)	(2,068,745)	9,791,081	(1,361,727)	(2,537,494)	(908,464)
Impairment	—	(20,401,915)	—	—	—	(20,401,915)

Balance at December 31, 2006 (RMB)	2,842,680	5,962,615	—	—	5,395,310	14,200,605

Balance at December 31, 2006 (US$, unaudited)	364,255	764,036	—	—	691,343	1,819,634

a.	Investment in 9Webzen Hong Kong

The Group, through GameNow Hong Kong, and Webzen Inc. entered into a joint venture agreement in September 2002 (the “JV Agreement”) and established 9Webzen Hong Kong. The Group and Webzen Inc. owned 51% and 49% economic interest of 9Webzen Hong Kong, respectively until the Group disposed of a 21% interest in December 2005. Webzen Inc. held 49% ownership interest in 9Webzen Hong Kong and had substantial rights under the JV Agreement to effectively participate in significant decisions made in the ordinary course of 9Webzen Hong Kong’s business operations. In accordance with EITF No.96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, the Company accounted for its 51% interest in 9Webzen Hong Kong under the equity method of accounting, as prescribed in APB Opinion No.18, “The Equity Method of Accounting for Investment in Common Stock,” as the minority shareholder had substantive participating rights that provided the minority shareholder the ability to block significant decisions proposed by the majority shareholder.

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

In December 2005, the Group entered into an agreement with Webzen Inc., to sell its 21% interest in 9Webzen Hong Kong to Webzen Inc. for a total consideration of US$2,750,000. After the completion of the transaction, the Group’s equity interest in 9Webzen Hong Kong was reduced from 51% to 30%. The Company recognized gain of approximately RMB6.7 million from the disposal of the 21% interest in 9Webzen Hong Kong.

Summarized consolidated balance sheet information of 9Webzen Hong Kong is as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)
Current assets	33,221,245	16,991,436	2,177,243
Non-current assets	11,683,510	4,597,084	589,060
Current liabilities	19,625,322	12,112,917	1,552,121
Shareholders’ equity	25,279,433	9,475,603	1,214,182

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Summarized consolidated statement of operations information of 9Webzen Hong Kong is as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited, Note 3)
Net revenues	166,298,935	46,602,500	9,941,497	1,273,881
Gross profit (loss)	77,798,456	(2,197,925)	(4,696,730)	(601,829)
Net income (loss)	41,844,003	(12,237,316)	(15,803,830)	(2,025,068)

9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential Enterprises Income tax (“EIT”) rate. In May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. This classification, subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and 50% reduction in applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai had passed annual inspection for 2004 and 2005. Total tax savings to 9Webzen Shanghai from the EIT exemption amounted to approximately RMB12,613,000, RMB426,000 for the years ended December 31, 2004 and 2005, respectively. This tax saving contributed an additional approximately RMB6,433,000 and RMB217,000 to the Group’s equity in profit of affiliated company, net of taxes in 2004 and 2005, respectively. There was no contribution in 2006 because 9Webzen Shanghai has no taxable income in 2006.

b.	Investment in Object Software

On April 16, 2004, the Group invested US$4.0 million, comprising US$1.0 million to shareholders of Object Software for existing share and US$3.0 million to Object Software for the issuance of new shares, for a 20% stake in Object Software. The Group has the right to effectively participate in significant decisions that are expected to be made in the ordinary course of business of Object Software and has significant influence on but not control over Object Software’s operations. Therefore, the investment in Object Software is accounted under the equity method of accounting.

Summarized consolidated balance sheet information of Object Software is as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)
Current assets	5,184,288	1,205,023	154,409
Non-current assets	7,197,489	5,705,882	731,139
Current liabilities	15,817,253	21,081,145	2,701,291
Shareholders’ equity	(3,435,476)	(14,170,240)	(1,815,743)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Summarized consolidated statement of operations information of Object Software is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)
Net revenues	13,229,213	13,528,478	1,733,509
Operating loss	(22,198,691)	(12,731,000)	(1,631,322)
Net loss	(18,012,160)	(10,144,230)	(1,299,859)

The Group assessed the recoverability of its long term investment in Object Software, and recognized impairment provision amounting to RMB20.4 million in 2006, representing the excess of the carrying value over the estimated fair value of the Company’s 20% interest in Object Software.

c.	Investment in GFD

The Group, through Spring Asia and Softworld Ltd., entered into a joint venture agreement in June 2005 (the “JV Agreement”) and established GFD. The Group’s total investment in GFD was US$1.5 million. GFD is principally engaged in the operation of the online game, WoW. GFD has the exclusive license to operate WoW in certain regions outside of Mainland China. The Group and Softworld Ltd. owned 30% and 70% economic interest of GFD, respectively. The Group accounted for its 30% interest in GFD under the equity method of accounting.

In December 2006, the Group entered into an agreement with a third party to sell its 100% interest in Spring Asia which mainly includes US$1.5 million equity investment in GFD and US$1.5 million receivable from GFD for a total consideration of US$6,965,825 (approximately RMB54.36 million) and recognized gain of approximately RMB23.4 million from the disposal of its 100% interest in Spring Asia.

Summarized balance sheet information of GFD is as follows:

December 31, 2005
RMB
(Unaudited)
Current assets	161,789,457
Non-current assets	122,895,822
Current liabilities	254,239,965
Shareholders’ equity	30,445,314

Summarized statement of operations information of GFD is as follows:

For the period from July 25, 2005 to December 31, 2005
RMB
(Unaudited)
Net revenues	45,185,978
Operating loss	(8,578,897)
Net loss	(8,907,643)

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

d.	Investment in Beijing Wanwei

In October 2004, Shanghai IT entered into a Capital Subscription Agreement with Beijing Wanwei Sky Technology Co., Ltd. (“Beijing Wanwei”). Pursuant to the agreement, Shanghai IT acquired a 40% stake in Beijing Wanwei for consideration of RMB2.4 million. The acquisition of the 40% stake in Beijing Wanwei was completed in January 2005.

In December 2005, the Group and other investors of Beijing Wanwei entered into an agreement with a third party investor to establish TK Game Corporation (“TK Game”), a Cayman Islands holding company. The Group and Beijing Wanwei’s original shareholders contributed their respective 40% and 60% equity interests in Beijing Wanwei to TK Game and the third party investor invested US$2 million into TK Game in the form of preferred shares. Upon completion of the transaction, the Group, Beijing Wanwei’s original shareholders, and the third party investor owned 33.5%, 33.5%, and 33% of TK Game, respectively, on a fully diluted basis. The preference shares have various preferences and rights over dividend, liquidation, conversion and redemption.

The carrying amount of the investment in Beijing Wanwei was decreased to nil at December 31, 2006 as a result of the Company’s share of equity in loss of Beijing Wanwei.

e.	Investment in Sunmi Rise

The Group, through City Rise, invested US$1.0 million in Sunmi Rise in August 2006 for a 30% interest. Sunmi Rise has the exclusive license to operate the online dancing causal game Groove Party in Mainland China. The Group accounts for its 30% interest in Sunmi Rise under the equity method of accounting.

Summarized balance sheet information of Sunmi Rise is as follows:

	December 31, 2006	December 31, 2006
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)
Current assets	5,261,126	674,149
Non-current assets	4,244,668	543,902
Current liabilities	8,983,693	1,151,150
Shareholders’ equity	522,101	66,901

Summarized statement of operations information of Sunmi Rise is as follows:

	For the period from August 1, 2006 to December 31, 2006	For the period from August 1, 2006 to December 31, 2006
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)
Net revenues	306,282	39,246
Operating loss	8,340,733	1,068,763
Net loss	8,458,313	1,083,829

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

7.2	Investment in IAH

The Group, through Global Star, acquired 2,000,000 redeemable preferred shares of IAH in July 2006 for US$2.0 million (approximately RMB15.92 million). In accordance with EITF 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, the preferred shares are not in substance common stock and the Company accounts for its investment in IAH under the cost method of accounting. IAH has the exclusive rights to operate Granado Espada and Hellgate: London in eight Southeast Asia countries. The Group’s share of IAH’s equity interest was diluted from 23.53% to 13% after a third party’s investment in IAH in December 2006.

The Group records its investment in 9Webzen Hong Kong, Object Software, Beijing Wanwei, GFD, Sunmi Rise and IAH on the balance sheet as “Investment in equity investees“ and its share of 9Webzen Hong Kong, Object Software, Beijing Wanwei, GFD, and Sunmi Rise’s profit or loss as “Profit (loss) on equity investments” on the statement of operations and comprehensive income.

8.	PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Computer and equipment	247,385,522	313,125,239	40,123,172
Leasehold improvements	26,316,901	29,053,716	3,722,878
Office furniture and fixtures	5,278,536	4,684,950	600,319
Motor vehicles	3,457,869	6,054,354	775,791
Software	2,587,818	2,729,911	349,805
Less: accumulated depreciation and amortization	(53,589,963)	(128,136,164)	(16,419,083)

Net book value	231,436,683	227,512,006	29,152,882

Depreciation and amortization charges for the years ended December 31, 2004, 2005 and 2006 amounted to RMB3,358,376, RMB39,463,381, and RMB76,158,886 (US$9,758,830), respectively.

9.	INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Upfront licensing fees	45,024,067	91,399,808	11,711,767
Less: Accumulated amortization	(7,271,920)	(20,854,002)	(2,672,185)
Impairment provision	(5,729,338)	(6,582,503)	(843,467)

	32,022,809	63,963,303	8,196,115
Intangible assets from business combination relating to C9I (Note 6)	283,701,360	283,701,360	36,352,861
Less: Accumulated amortization	(26,688,943)	(103,393,384)	(13,248,598)

	257,012,417	180,307,976	23,104,263

Net book value	289,035,226	244,271,279	31,300,378

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

At each balance sheet date, the Group determines whether there is any indication of impairment. If any indications exist, impairment is assessed and the Group recognizes impairment in the event that the net book value exceeds the future undiscounted cash flows attributable to the intangible assets.

Impairment provisions relating to upfront licensing fees at amounts of RMB5.7 million (US$734,144) and RMB0.9 million (US$109,323) were recognized in 2005 and 2006, respectively.

Amortization expense related to intangible assets was RMB168,794, RMB33,792,069 and RMB90,286,523 (US$11,569,114) for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal year is as follows:

	RMB	US$ (Unaudited, Note 3)
2007	84,185,020	10,787,281
2008	95,866,547	12,284,126
2009	45,875,184	5,878,344
2010	15,013,027	1,923,736
2011	3,331,500	426,891

Total	244,271,278	31,300,378

10.	PREPAID ROYALTY & DEFERRED COSTS

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

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

11.	TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were from Hong Kong during the years ended December 31, 2004, 2005 and 2006. Therefore, no Hong Kong profit tax had been provided for in the years presented.

China

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33%. However, the subsidiaries that are located in the Pudong New District of Shanghai are subject to a 15% preferential EIT rate. There is no guarantee that the Group’s subsidiaries will continue to be entitled to the reduced EIT rate of 15% in the future.

In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a “High Technology Enterprise”. This classification, subject to annual inspection, entitles C9I Shanghai to enjoy EIT exemption for 2005 and 2006 for which the Shanghai tax authorities have granted approval. C9I Shanghai did not provide for EIT for the years ended December 31, 2005 and 2006 as C9I Shanghai has passed the annual inspection for the year ended December 31, 2005 and the company’s directors consider that C9I Shanghai will continue to fulfil the requirements in the annual inspection for the year ended December 31, 2006. Total tax savings to C9I Shanghai from the EIT exemption are as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Aggregate effect	48,947,051	120,330,643	15,418,901
Per share effect - basic	2.02	4.92	0.63
Per share effect - diluted	1.97	4.90	0.63

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Current income tax expense	(593,411)	(606,010)	(616,896)	(79,048)
Deferred taxation	(4,480,065)	6,838,895	12,861,712	1,648,071
Charge in valuation allowance	—	(6,401,140)	(9,575,053)	(1,226,926)

Income tax benefit (expense)	(5,073,476)	(168,255)	2,669,763	342,097

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group's effective tax rate is as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
Statutory EIT rate	33%	33%	33%
Effect of tax rate differential from statutory rate	3%	12%	1%
Recognition of valuation allowance	—	8%	3%
Other non-deductible expenses/(income) not subject to tax	47%	(4)%	(2)%
Effect of tax holiday	—	(49)%	(36)%

Effective EIT rate	83%	0%	(1)%

Significant components of deferred tax assets/(liabilities)

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Temporary differences related to revenues and expenses	350,007	109,701	14,057
Less: Valuation allowance	(350,007)	(109,701)	(14,057)

Net current deferred tax assets/(liabilities)	—	—	—

Temporary differences related to depreciation and amortisation	3,334,464	6,872,917	880,680
Net operating loss carry-forwards*	4,821,133	14,384,698	1,843,223

Total non-current deferred tax asset	8,155,597	21,257,615	2,723,903
Less: Valuation allowance	(6,051,133)	(15,866,492)	(2,033,097)

Net non-current deferred tax asset	2,104,464	5,391,123	690,806

Total deferred tax assets	2,104,464	5,391,123	690,806

*	The net operating loss carry-forwards will expire, if unused, in the years ending December 31, 2010 through 2011.

RMB6.4 million (approximately US$820,000) and RMB9.6 million (approximately US$1.23 million) of valuation allowance have been provided for the year ended 2005 and 2006, respectively, as it was considered more likely than not that the deferred tax assets would not be recognized by the Company. As a result of events occurring in 2007 that were outside management’s control, the recognition of the deferred tax assets became more likely than not and the valuation allowance of RMB11.5 million was reversed at that time.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). The new CIT Law reduces the general applicable tax rate from 33% to 25% with effect from January 1, 2008.

The new CIT law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course. Management believes the subsidiaries in the PRC will continue to enjoy the existing tax incentives under the new CIT Law, and accordingly, have continued to use the existing tax rates for determination of deferred tax assets and liabilities.

The Company will assess the implications, if any, when the State Council announces additional regulations and guidance.

12.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals are as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Staff cost related payables	9,961,704	19,794,416	2,536,412
Professional services	1,996,428	7,580,002	971,285
Internet data centers	8,771,744	6,932,637	888,333
R&D services	800,000	3,095,366	396,633
Marketing and promotion	2,236,552	2,905,467	372,300
Others	3,026,642	12,159,755	1,558,122

	26,793,070	52,467,643	6,723,085

13.	CONVERTIBLE REDEEMABLE PREFERENCE SHARES and CONVERTIBLE LOANS

Convertible redeemable preference shares

Prior to the Company’s initial public offering, the Company issued certain Convertible Redeemable Preference Shares. Upon the completion of the Company’s initial public offering in December 2004, all preference shares were converted into ordinary shares.

In October 2001, the Company entered into Convertible Loan Agreements (“October 2001 Loans”) with two of its principal shareholders.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

In January 2004, the October 2001 Loans were converted into 3,575,000 Series A Preference Shares, and the payment of accrued interest thereon was waived by the lenders.

Convertible loans

In October 2002, the Company entered into Convertible Loan agreements (“October 2002 Loans”) with two of its principal shareholders (who were also the lenders of the October 2001 Loans). The October 2002 Loan agreements provided for borrowings of up to US$3 million and bore interest at a rate of 8% per annum. For the years ended December 31, 2002, 2003 and 2004, interest on the October 2002 Loans amounted to RMB158,800, RMB873,260 and RMB776,926, respectively. Upon the completion of the Company’s initial public offering in December 2004, all the October 2002 Loans were repaid.

14.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB2,018,988, RMB7,004,595 and RMB10,910,018 for the years ended December 31, 2004, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

15.	SHARE-BASED COMPENSATION

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan that provides for the issuance of up to 1,345,430 ordinary shares. The share option plan has a term of 5 years unless sooner terminated by shareholders and Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company, its subsidiaries and affiliated companies to take up share options to subscribe for shares.

On December 15, 2004, the Company granted options to its employees and employees of 9Webzen Shanghai that may be converted to 1,114,739 ordinary shares, of which 252,945 options vest immediately and the remaining options vest over periods ranging from 2 to 4 years, at the exercise price of US$17.00 per share, the market price on the date of grant. Those options can be exercised no later than November 25, 2009.

On June 13, 2005 and October 5, 2005, the Company granted options to its employees and directors that may be converted to 64,000 and 28,600 ordinary shares at the exercise price of US$20.49 and US$17.50 per share, respectively, the market prices on the dates of grant. Those options can be exercised no later than November 25, 2009. The options granted in 2005 will vest over periods ranging from 2 to 4 years.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

On February 20, 2006, the Company granted options to its employees that may be converted to 212,352 ordinary shares at the exercise price of US$19.96 per share, the market price on the date of grant. Those options can be exercised no later than November 25, 2009. The options granted in 2006 will vest over 3 years.

In December 2006, the Company increased the ordinary shares reserved under the 2004 option plan to 2,449,614 shares, and extended the term of the plan from five years to ten years.

The following table summarizes the Company's share option activities with its employees and directors:

	For the year ended December 31, 2006	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic value (in thousand)
Outstanding at January 1, 2006	1,028,939	US$	17.01
Granted	212,352	US$	19.96
Exercised	(473,908)	US$	17.01
Forfeited	(95,197)	US$	18.43

Outstanding at December 31, 2006	672,186	US$	17.75	2.9	$9,728

Vested and expected to vest at December 31, 2006	624,185	US$	17.71	2.9	$9,060

Exercisable at December 31, 2006	271,616	US$	17.02	2.9	$4,129

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options.

The total intrinsic value of options exercised for the year ended December 31, 2004, 2005 and 2006 was nil, nil and RMB56.3 million (US$7.2 million). The intrinsic value is calculated as the difference between the market value at December 29, 2006 and the exercise price of the shares.

The weighted-average grant-date fair value of options granted during the years 2004, 2005 and 2006 was $7.76, $6.30 and $7.78, respectively.

A summary of the status of the Company’s non-vested shares as of December 31, 2006, and changes during the year ended December 31, 2006, are presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2006	535,836	US$	7.65
Granted	212,352	US$	7.78
Vested	(254,927)	US$	7.60
Forfeited	(92,691)	US$	7.77

Non-vested at December 31,2006	400,570	US$	7.72

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

No share-based compensation expense or deferred compensation was recognized for the year ended December 31, 2005 for options granted to the Company’s employees under APB 25 as the exercise prices equal the fair value of the shares on the dates of grant.

For the year ended December 31, 2006, the Company recorded share-based compensation of RMB17,739,543 (US$2,273,106) for options granted to the Company’s employees and directors under SFAS 123R. There were no capitalized share-based compensation costs during the year ended December 31, 2006. As a result of adopting SFAS 123R, the Company’s income from operations and net income was RMB17,739,543 (US$2,273,106) lower for the year ended December 31, 2006, than if the Company had continued to account for share-based compensation under APB 25. The implementation of SFAS 123R reduced basic and diluted earnings per share by RMB0.73 and RMB0.72, respectively, for the year ended December 31, 2006. During the year ended December 31, 2006, the adoption of SFAS 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities.

As of December 31, 2006, there was approximately RMB19.0 million (US$2.4 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 1.38 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Options granted to non-employees

Employees of affiliates accounted for under the equity method are not considered employees of the Company for purposes of determining share-based compensation. The options granted to employees of 9Webzen Shanghai are accounted for in accordance with EITF No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee” (“EITF No. 00-12”). The Company recognized 100% of the share-based compensation based on the estimated fair value of the options granted to 9Webzen Shanghai's employees on the date of grant over the vesting period. The share-based compensation, including the portion of the cost incurred that benefited the 49% joint venture investor as its effective capital contribution, did not result in any increase in its percentage of ownership, is recognized through its equity in earnings of 9Webzen in 2004.

The Company recognized share-based compensation expense for the options granted to 9Webzen Shanghai’s employees of RMB372,981 for the year ended December 31, 2005 in accordance with EITF No. 00-12. Such expense has been included in profit (loss) on equity investments.

On January 25, 2005, the employees of 9Webzen became employees of the Company and a total of 353,209 options were transferred from 9Webzen to the Company. As a result of the change in the aforementioned grantees’ employment status, the accounting of the related stock options will be accounted for prospectively in accordance with APB 25 with a new measurement date. The compensation expense recognized prior to the date of change is not adjusted. Deferred compensation costs of

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

RMB214,974 was recognized for options granted to the employees transferred from 9Webzen. A total amount of RMB69,110 share-based compensation expense was recognized for the year ended December 31, 2005 and nil for the year ended December 31, 2006 pursuant to the transfer of the employees of 9Webzen to the Company.

16.	RELATED PARTY TRANSACTIONS AND BALANCES

During the years presented, the Group entered into various transactions with its affiliated company, 9Webzen Hong Kong as follows:

-

Prior to 2004, the Group collected fees related to the sale of MU prepaid cards on behalf of 9Webzen Shanghai, through The9 Computer and Shanghai IT. The amounts due to 9Webzen Hong Kong and 9Webzen Shanghai were payable upon demand.

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

-

Prior to 2004, pursuant to an exclusive technical service agreement, 9Webzen Shanghai paid 5% of its revenues to The9 Computer for game operating support, including payment collection and processing, user membership and payment management, production of prepaid cards and other online game related technical support. Beginning January 2004, the Group has entered into contractual arrangement with 9Webzen Shanghai to share the revenues generated by MU in the PRC (Note 1 and Note 4), and no longer receives any fees from 9Webzen for game operating support.

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

In December 2005, the Group entered into an agreement with Webzen Inc., to sell 21% interest in 9Webzen Hong Kong to Webzen Inc (Note 7a). The Group recognized gain of approximately RMB6.7 million from the disposal of the 21% equity interest.

In 2005 and 2006, the Group purchased some equipments and vehicles from 9Webzen Shanghai.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

In connection with the investment in GFD, Spring Asia, as a 30% shareholder, was to provide a 12-month interest-free loan amounted to US$1.5 million (approximately RMB11.71 million) to GFD and on the other hand, Spring Asia is entitled to 1% of the WoW related revenue of GFD as technical support fees. Spring Asia has extended a US$1.5 million shareholder loan to GFD at December 31, 2005 and has recognized revenue of RMB289,825 and RMB1,721,816 in relation to the 1% technical support fees in 2005 and 2006, respectively.

In December 2006, the Group has entered into an agreement with a third party to sell 100% interest in Spring Asia which mainly includes US$1.5 million equity investment in GFD and US$1.5 million receivable from GFD for a total consideration of US$6,965,825 (approximately RMB54.36 million). The payment was guaranteed by IAH, one of the Company’s equity investee.

Significant outstanding amounts due from/to related parties as of December 31, 2005 and 2006 were as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB	RMB	US$
			(Unaudited, Note 3)
Amounts due from GFD	289,825	—	—
Loan receivable from GFD	12,105,300	—	—

	12,395,125	—	—

Amounts due to 9Webzen Hong Kong and 9Webzen Shanghai	3,181,004	332,797	42,644

Significant related party transactions for the years ended December 31, 2004, 2005, and 2006 were as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Loan to GFD	—	12,105,300	—	—
Game technical support fee income from GFD	—	289,825	1,721,816	220,630
Fixed assets purchased from 9Webzen Shanghai	—	10,333,945	989,411	126,781
Interest expense on convertible loans (included in “interest income (expenses), net”) (Note 13)	661,970	—	—	—
Sale of 21% equity interest in 9Webzen Hong Kong to Webzen Inc.	—	22,193,050	—	—
Guarantee provided by IAH for the payment by a third party for purchase of 100% equity interest in GFD	—	—	54,361,995	6,965,825

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

17.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS 128 as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Numerator:

Net income	24,479,335	72,471,687	312,477,048	40,040,111

Accretion to Series A preference shares	(3,327,633)	—	—	—
Amounts allocated to Series A preference shares	(9,104,948)	—	—	—

Net income attributable to common shareholders	12,046,754	72,471,687	312,477,048	40,040,111
Effect of dilutive securities:
Interest on October 2002 Loans	661,970	—	—	—

Numerator for diluted earnings per share	12,708,724	72,471,687	312,477,048	40,040,111

Denominator:
Denominator for basic earnings per share – weighted-average shares outstanding	10,276,070	24,192,113	24,456,507	24,456,507

Dilutive effect of share options	498,283	612,884	109,440	109,440
Dilutive effect of October 2002 Loans	3,753,750	—	—	—

Denominator for diluted earnings per share	14,528,103	24,804,997	24,565,947	24,565,947

Earnings per share
- Basic	1.17	3.00	12.78	1.64

- Diluted	0.87	2.92	12.72	1.63

In 2004, net income after deducting accretion of the preference shares has been allocated to the common shares and preference shares based on their respective rights to share in dividends.

Potentially dilutive securities include the Series A Preference Share, October 2001 Loans, October 2002 Loans, and stock options. In 2004, potentially dilutive securities not included in the computation of earnings per share because of its anti-dilutive effect were Series A Preference Shares.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

18.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and prepayments and other current assets. As of December 31, 2005 and 2006, substantially all of the Group's cash and cash equivalents were held by major financial institutions, which management believes are of high credit quality.

In the year ended December 31, 2006, total revenue from WoW operations of RMB1,028,989,688 for online game services and WoW related product sales represented approximately 99% total revenues. In the year ended December 31, 2005, total revenue from WoW operations of RMB478,748,763 for online game services and WoW related product sales represented approximately 98% total revenues.

In the year ended December 31, 2004, total revenue from Junnet Group, the Group’s principal distributor, of RMB4,231,600 for advertising services represented approximately 8.2% of total revenues.

19.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centres. Future minimum lease payments for non-cancellable operating leases as of December 31, 2006 are as follows:

	Total
	RMB	US$
		(Unaudited, Note 3)
Less than 1 year	44,458,287	5,696,786
Between 1 and 2 years	12,570,000	1,610,692
Between 2 and 3 years	167,500	21,463

	57,195,787	7,328,941

Total rental expenses amounted to RMB5,932,114, RMB36,424,898 and RMB61,457,636 for the years ended December 31, 2004, 2005 and 2006, respectively.

Other contractual obligations

In addition to the leasing and contractual obligations set forth above, the Group has contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by the Group. The following table sets forth our committed advance payments of royalties from sales of WoW playing time in China as of December 31, 2006.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Total
	RMB	US$
		(Unaudited, Note 3)
Less than 1 year	51,305,730	6,574,202
Between 1 and 2 years	91,545,519	11,730,439
Between 2 and 3 years	40,239,789	5,156,237

	183,091,038	23,460,878

Other than WoW-related royalty payment obligations, as of December 31, 2006, the total outstanding license fees, guaranteed minimum royalties and marketing expenses the Group was required to pay within the next five years under other license agreements were approximately US$65.4 million, excluding royalties based on the actual sale of game playing time that are payable in addition to the guaranteed minimum royalties. Additionally, the Group has agreed with Webzen Inc. to incur marketing expenses related to the Soul of the Ultimate Nation game amounting to approximately US$3 million for the first year after the execution of the license agreement with Webzen Inc., and similar amounts to be agreed upon between Webzen Inc. and the Group for each of the two years thereafter.

Contingencies

The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain same shareholders as the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company's directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT and its equity owners as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company's directors. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

20.	Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, established guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is still assessing the impact of the adoption of SFAS 157 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company adopted FIN 48 as of January 1, 2007 and based on the assessment completed by the Company, the adoption of FIN 48 did not result in any material items being recognized.

In June 2006, the FASB ratified the provisions of the EITF No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. For the periods presented, the Company has recorded the tax collected from customers and remitted to tax authority as sales tax, which was deducted from gross revenues to arrive at net revenues, in the statement of operations and comprehensive income.

21.	SUBSEQUENT EVENTS

a.	Office building purchase

In March 2007, the Group entered into purchase agreements with Shanghai Zhangjiang Micro-electronics Port Co. Ltd. to acquire the office building for RMB110,252,505 (US$14.1 million).

b.	Agreement to rollout World of Warcraft: The Burning Crusade in Mainland China

In January 2007, the Company entered into an amendment to the original license agreement with Vivendi Games, Inc. and Blizzard Entertainment, to rollout The Burning Crusade, the highly anticipated expansion pack for WoW in mainland China. The Company is the exclusive operator of WoW in mainland China pursuant to the agreement entered into between Vivendi Games, Inc. and the Company in February 2004.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

c.	Strategic partnership with EA to expand The9’s offering in China’s Online Gaming Market

In May 2007, Electronic Arts Inc. (“EA”), the world’s leading developer and publisher of interactive entertainment made an equity investment in the Company for approximately US$167 million. Upon the completion of the equity investment, EA will own approximately 15 percent of the common shares of the Company. The gross proceeds received is roughly US$167 million.

d.	Licensing of games

In 2007, the Company, through its subsidiaries, entered into series of agreements with game developers for exclusive licenses to operate new games.

Game	Developer	Description
Ragnarok Online 2	Gravity Co. Ltd.	MMORPG

Emil Chronicle Online	Gravity Co. Ltd.	MMORPG

Huxley	Webzen Inc.	Massively multiplayer online first-person shooting game

EA SPORTS FIFA Online	EA	Casual soccer game

Audition 2	G10 Entertainment Korea Corp.	Advanced causal dancing online game

The total outstanding minimum license fees, guaranteed minimum royalties and minimum marketing expenses the Group was required to pay under the license agreements for the above-mentioned games were approximately US$62.5 million. In addition to the above obligations, the Company also needs to pay the licensors royalties based on the face value of the online game cards and online points sold by the Company. The licensing periods of the above mentioned games are three to four years from the date of commercial launch. The Company may also be required to pay additional license fees, minimum royalties and marketing expenses with a maximum amount of US$42.5 million if certain milestones are achieved within license periods under the above-mentioned license agreements.

e.	Stock option grants

On March 6, 2007 and May 31, 2007, the Company granted options to certain of our employees and directors under the 2004 option plan to purchase 187,500 and 1,010,000 of our ordinary shares at the exercise price of US$30.90 and US$38.54 per share, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF 9WEBZEN LIMITED:

In our opinion, the accompanying consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2004 expressed in Renminbi present fairly, in all material respects, the results of operations and cash flows of The 9Webzen Limited (the “Company”) and its subsidiary as of December 31, 2004, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

February 17, 2005

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB (audited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Revenues:
Online game services		174,467,798	49,068,176	10,454,533	1,339,621
Other revenues		629,790	—	12,315	1,578

		175,097,588	49,068,176	10,466,848	1,341,199

Sales tax		(8,798,653)	(2,465,676)	(525,351)	(67,317)

Net Revenues		166,298,935	46,602,500	9,941,497	1,273,882
Cost of services	9	(88,500,479)	(48,800,425)	(14,638,227)	(1,875,710)

Gross profit (loss)		77,798,456	(2,197,925)	(4,696,730)	(601,828)

Operating expenses:
Product development		(7,730,101)	(1,909,300)	(527,529)	(67,596)
Sales and marketing		(18,623,899)	(1,673,033)	(1,441,477)	(184,708)
General and administrative		(13,945,689)	(7,715,553)	(12,378,445)	(1,586,146)
Share-based compensation*		(5,631,249)	(372,980)	—	—

Total operating expenses		(45,930,938)	(11,670,866)	(14,347,451)	(1,838,450)

Income (loss) from operations		31,867,518	(13,868,791)	(19,044,181)	(2,440,278)
Interest income		526,096	44,585	256,547	32,873
Other income, net	4	8,464,110	4,253,933	2,671,159	342,276

Income (loss) before income tax benefit		40,857,724	(9,570,273)	(16,116,475)	(2,065,129)
Income tax benefit (expense)	7	986,279	(2,667,043)	312,645	40,062

Net income (loss)		41,844,003	(12,237,316)	(15,803,830)	(2,025,067)

Other comprehensive loss:
Translation adjustment		(564)	—	—	—

Comprehensive income (loss)		41,843,439	(12,237,316)	(15,803,830)	(2,025,067)

*	Share-based compensation presented is a component of general and administrative cost.

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Note	December 31 2005	December 31 2006	December 31 2006
		RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents		15,428,900	4,645,253	595,232
Short-term investment	5	10,000,000	10,000,000	1,281,377
Deferred royalties and other service costs		1,256,218	1,127,118	144,426
Advances to suppliers		31,940	2,940	377
Due from related parties	9	4,989,091	647,491	82,968
Prepayments and other current assets		1,515,096	568,634	72,863

Total current assets		33,221,245	16,991,436	2,177,243

Property, equipment and software	6	11,683,510	4,597,084	589,060

Total assets		44,904,755	21,588,520	2,766,303

LIABILITIES
Current liabilities:
Accounts payable		1,933,822	880,732	112,855
Due to related parties	9	2,050,969	876,017	112,251
Other taxes payable		76,515	82,922	10,625
Advances from customers		6,516,370	3,434,234	440,055
Deferred revenue		5,948,844	5,352,656	685,877
Other payables and accruals		3,098,802	1,486,356	190,458

Total current liabilities		19,625,322	12,112,917	1,552,121

Commitments and contingencies	11	—	—	—

Shareholders’ equity
Paid-in capital		8,446,223	8,446,223	1,082,280
Additional paid-in capital	2(m)	6,004,229	6,004,229	769,369
Statutory reserves	2(p)	2,905,000	2,905,000	372,240
Accumulated other comprehensive loss		(810)	(810)	(104)
Retained earnings (Accumulated loss)		7,924,791	(7,879,039)	(1,009,603)

Total shareholders’ equity		25,279,433	9,475,603	1,214,182

Total liabilities and shareholders’ equity		44,904,755	21,588,520	2,766,303

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006	2006
	RMB (audited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Cash flows from operating activities:
Net income (loss)	41,844,003	(12,237,316)	(15,803,830)	(2,025,067)
Adjustments for:
Non-cash share-based compensation	5,631,249	372,980	—	—
(Gain)loss on disposal of fixed assets	—	(673,503)	(1,185,958)	(151,966)
Depreciation and amortization of property, equipment and software	29,519,513	25,662,972	7,719,350	989,140
Exchange loss	—	485,477	22,012	2,821
Change in deferred royalties and other service costs	4,196,810	2,743,892	129,100	16,543
Change in accounts receivable	16,553,400	—	—	—
Change in advances to suppliers	135,281	137,350	29,000	3,716
Change in amounts due from related parties, net	(20,246,091)	114,703,030	3,152,786	403,991
Change in prepayments and other current assets	(4,609,352)	5,090,813	946,462	121,278
Change in long-term deposits	242,590	—	—	—
Change in deferred tax assets	(986,279)	2,240,587	—	—
Change in accounts payable	7,815,456	(4,912,488)	(1,053,090)	(134,941)
Change in other taxes payable	(4,960)	(907,750)	6,407	821
Change in advances from customers	(69,420,272)	(9,380,736)	(3,082,136)	(394,939)
Change in deferred revenue	(19,302,291)	(12,993,480)	(596,188)	(76,394)
Change in other payables and accruals	(766,631)	(1,586,189)	(1,612,446)	(206,616)

Net cash provided by (used in) operating activities	(9,397,574)	108,745,639	(11,328,531)	(1,451,613)

Cash flows from investing activities:
Purchases of property, equipment and software	(60,894,564)	(2,461,267)	(974,217)	(124,835)
Disposal of property, equipment and software	—	8,205,252	1,527,251	195,699
Increase in short-term investment	—	(10,000,000)	—	—

Net cash used in investing activities	(60,894,564)	(4,256,015)	553,034	70,864

Cash flows from financing activities:
Changes in restricted time deposits	30,000,000	—	—	—
Payments of common share dividend	(16,554,600)	(89,803,700)	—	—

Net cash provided by (used in) financing activities	13,445,400	(89,803,700)	—	—

Effect of foreign exchange rate changes on cash	(564)	(485,784)	(8,150)	(1,044)

Net increase (decrease) in cash and cash equivalents	(56,847,302)	14,200,140	(10,783,647)	(1,381,793)

Cash and cash equivalents, beginning of year	58,076,062	1,228,760	15,428,900	1,977,025

Cash and cash equivalents, end of year	1,228,760	15,428,900	4,645,253	595,232

Supplemental disclosure of non-cash investing and financing activities
Accrual and notes payable related to purchases of property, equipment and software	2,088,801	702,046	—	—
Dividend payable	16,553,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Paid-in capital	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2003 (audited)	8,446,223	—	2,905,000	(246)	84,676,404	96,027,381

Net income (audited)	—	—	—	—	41,844,003	41,844,003
2003 dividend (audited)	—	—	—	—	(33,107,600)	(33,107,600)
Share-based compensation (audited)	—	5,631,249	—	—	—	5,631,249
Translation adjustment (audited)	—	—	—	(564)	—	(564)

Balance as of December 31, 2004 (audited)	8,446,223	5,631,249	2,905,000	(810)	93,412,807	110,394,469

Net income (unaudited)	—	—	—	—	(12,237,316)	(12,237,316)
Share-based compensation (unaudited)	—	372,980	—	—	—	372,980
2004 dividend (unaudited)	—	—	—	—	(24,829,500)	(24,829,500)
2005 dividend (unaudited)	—	—	—	—	(48,421,200)	(48,421,200)

Balance as of December 31,2005 (unaudited)	8,446,223	6,004,229	2,905,000	(810)	7,924,791	25,279,433

Net loss (unaudited)	—	—	—	—	(15,803,830)	(15,803,830)

Balance as of December 31,2006 (unaudited)	8,446,223	6,004,229	2,905,000	(810)	(7,879,039)	9,475,603

Balance as of December 31, 2006 (US$, unaudited, Note 3)	1,082,280	769,369	372,240	(104)	(1,009,603)	1,214,182

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

On December 14, 2005, a total number of 1,671,429 shares of the Company, representing 21% of total equity shares, were sold by Gamenow Hong Kong to Webzen Inc. at a total consideration of US$2,750,000. The respective shareholding interest of Gamenow Hong Kong and Webzen Inc. in the Company subsequent to this transaction was 30% and 70%. Concurrently, the Company declared and distributed dividend amounted to US$6,000,000 to its shareholders.

The Company and its subsidiary (collectively the “9Webzen Group”) are principally engaged in the operation of MU, an online game developed by Webzen Inc. MU is a massively multiplayer online role-playing game that allows multiple players to play at the same time and interact with each other. The 9Webzen Group has a license from Webzen Inc. to operate MU in the PRC. MU was commercially launched in February 2003.

The Company is incorporated in Hong Kong and considered as a foreign entity under the PRC laws. Due to restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai Jiucheng Information Technology Co., Ltd. (“Shanghai IT”), an entity controlled by the The9 Limited, to operate MU in the PRC. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT and pays an annual fee for use of its relevant licenses (Note 9).

In January 2004, 9Webzen Shanghai, Shanghai IT and The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”, a wholly owned subsidiary of GameNow Hong Kong in the PRC), entered into a master agreement in connection with the operation of MU in the PRC, to provide online game services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in the MU operation, 9Webzen Shanghai acts as the exclusive licensee of MU in the PRC and the technical service provider for the operation of MU, and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenues generated from the sale of MU prepaid game cards and online points in the PRC pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to RMB10 per user per month, but in any case no more than 5.5% of net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to business tax at a rate of 5% and related surcharges on their respective revenue entitlements. In October 2006, The9 Computer, 9Webzen Shanghai and Shanghai IT entered into a supplementary agreement. Under the agreement, The9 Computer has ceased being the technical service provider of Pass9 for the Company and no longer shares in the revenue generated from the operation of MU since October 1, 2006.

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

The 9Webzen Group’s reporting and functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not the functional currency are included in cumulative translation adjustment, which is a separate component of shareholders’ equity on the consolidated financial statements.

d.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with an original maturity date of three months or less. Included in the cash and cash equivalents as of December 31, 2005 and 2006, respectively, are amounts denominated in US Dollars totalling US$320,742 and US$33,572 (unaudited), respectively (approximately RMB2,503,103 and RMB261,999, respectively).

e.	Short-term investment

Short-term investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the management has the positive intention and ability to hold to maturity that have original maturities of over three months and less than twelve months.

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

Beginning January 2004, 9Webzen Shanghai, Shanghai IT, and The9 Computer entered into a master agreement to share the revenue generated from the sale of MU prepaid game cards (Note1). Pursuant to the master agreement, the 9Webzen Group earns revenue from the sales of its prepaid game cards and prepaid online points for MU to distributors, which in turn sell them to end customers. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. The 9Webzen Group’s portion of the prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of game playing time by end customers or when the likelihood that the Company would provide further services to the end customers is remote.

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

A portion of the 9Webzen Group’s deferred revenue is comprised of value for game cards that are sold to end customers but which have not been used for an extended period of time. The 9Webzen Group recognizes revenue when the end customers are no longer entitled to access its online game products or when the 9Webzen Group believes the likelihood that it would provide further online game service to those customers is remote. The 9Webzen Group’s only online game was commercially launched in February 2003. As the 9Webzen Group continued to operate MU, it has gained operational statistics and historical data. Although the 9Webzen Group has not historically enforced its expiration policy, it believes that the chances of it being required to render online games services in connection with inactive accounts that have not been accessed in over seven months are remote. Accordingly, for the years ended December 31, 2005 and 2006, it recognized revenue and related amounts of deferred expenses with respect to game accounts that have neither been utilized nor have had value added to them for a period of seven months. As a result of this policy, the 9Webzen Group recognized additional revenues of RMB10,666,811 (unaudited) and RMB941,668 (unaudited) (approximately US$1,366,821 and US$120,663, respectively) in the years ended December 31, 2005 and 2006, respectively. The 9Webzen Group also recognized related expenses, mainly royalty fees, of RMB2,788,552 (unaudited) and RMB198,855 (unaudited), respectively (approximately US$357,319 and US$25,481, respectively) in the same years. The 9Webzen Group does not recognized revenues for game cards that are sold but not yet activated as management believes it is more likely than not that some of these cards will be activated in the future and the 9Webzen Group will be required to provide services related to those cards. Future usage patterns may differ from historical usage patterns upon which the 9Webzen Group’s revenue recognition policy is based. The 9Webzen Group will continue to monitor the operational statistics and usage patterns of inactive cards.

i.	Advances from customers, deferred revenue, and deferred costs

Prepaid fees relating to online points that have been sold to, but not activated by, end customers, are recognized as advances from customers. Online points that have been sold to, and activated by, end customers, but for which online game services will be rendered in the future are recognized as deferred revenue. Royalties and other direct costs related to deferred revenue and advances from customers are also deferred. Deferred royalties and other service costs are recognized in the statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.

j.	Cost of services

Cost of services consists primarily of online game royalties, depreciation, maintenance and rental of operation places, salary and welfare and other overhead expenses directly attributable to the provision of online game services.

k.	Product development

The 9Webzen Group recognizes software development cost for development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”(“SFAS

No.86”). As such, the 9Webzen Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, then all subsequent software costs for that product are capitalized until that product is released for sale. After an online game is released, the capitalized product development costs are amortized over the estimated product life.

The 9Webzen Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No.98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force (“EITF”) No.00-02, “Accounting for Web Site Development Costs,” where applicable. As such, the 9Webzen Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated products life. Since the inception of the 9Webzen Group, the amount of costs qualifying for capitalization has been immaterial and as a result all website and internally-used software development costs have been expensed as incurred.

Product development costs consist primarily of payroll, depreciation charge and other overhead expenses incurred by the 9Webzen Group to develop, maintain, monitor and manage its websites.

l.	Sales and marketing costs

Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the 9Webzen Group’s sales and marketing personnel. Advertising and promotional expenses amounting to RMB11,499,409, RMB1,378,956 (unaudited) and RMB966,389 (unaudited) (approximately US$1,473,509, US$176,696 and US$123,831, respectively) for the years ended December 31, 2004, 2005 and 2006, respectively, were expensed as incurred.

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

On January 25, 2005, the employees of 9Webzen Shanghai to whom The9 Limited granted share options on December 15, 2004 became employees of The9 Limited. As a result of the change in the aforementioned grantees’ employment status, all of the share options granted by The9 Limited to the employees of 9Webzen Shanghai were cancelled.

n.	Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

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

In addition, 9Webzen Shanghai, at the discretion of its board of directors, may also allocate a portion of its after-tax profit to enterprise expansion fund and staff welfare and bonus reserve. The use of staff welfare and bonus reserve is restricted to employee welfare benefits and is not available for distribution to equity owners except in liquidation. Accordingly, appropriation to the staff welfare and bonus reserve will be charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the 9Webzen Group does not do so. As of December 31, 2006, the statutory reserves of 9Webzen Shanghai amounted to RMB2,905,000 (unaudited).

q.	Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, 9Webzen Shanghai can only distribute dividends to the Company after it has met the PRC requirements for appropriations to statutory reserves (Note 2(p)).

r.	Segment reporting

The 9Webzen Group conducts its business within one industry segment – the business of developing and distributing online game and related services. As the 9Webzen Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

3.	CONVENIENCE TRANSLATION

The Company maintains its accounting records and prepares its financial statements in RMB. The unaudited US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.8041, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2006. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4.	OTHER INCOME

Other income primarily consists of financial incentives. During the years ended December 31, 2004, 2005 and 2006, the 9Webzen Group recognized financial incentives of RMB8,387,000, RMB4,116,000 (unaudited) and RMB253,000 (US$32,419) (unaudited), respectively, from a local government authority as other income in its statements of operations and comprehensive income.

These financial incentives are granted by the local government authority upon certain qualification, and are calculated with reference to certain taxable revenue of the 9Webzen Group. These financial incentives are generally received from the local government on a one-quarter lag basis. There is no guarantee that the 9Webzen Group will continue to receive these financial incentives in the future. Financial incentives are recognized as other income when received or when the collectibility of such financial incentives is certain.

In 2006, the Company also recognized RMB1,185,958 (US$151,966) gain on disposal of fixed assets and a gain of RMB941,260 (US$120,611) from a write-off of long-term accounts payable.

5.	SHORT-TERM INVESTMENT

As of December 31, 2006, short-term investment represented bank deposits with original maturity dates of over three months, in the amount of RMB10,000,000 (unaudited).

6.	PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Computer and equipment	62,758,266	50,507,735	6,471,949
Software	6,943,051	6,943,051	889,667
Leasehold improvements	1,713,524	2,113,424	270,809
Motor vehicles	378,000	378,000	48,436
Office furniture and fixtures	391,461	603,648	77,350
Less: accumulated depreciation and amortization	(60,500,792)	(55,948,774)	(7,169,151)

Net book value	11,683,510	4,597,084	589,060

Depreciation and amortization charges for the years ended December 31, 2004, 2005 and 2006 were RMB29,519,513, RMB25,662,972 (unaudited) and RMB7,719,350 (US$989,140) (unaudited), respectively.

7.	TAXATION

The Company did not have assessable profits that were earned or derived from Hong Kong during the period from January 1, 2004 to December 31, 2006. Therefore, no Hong Kong profit tax had been provided for in the periods presented.

9Webzen Shanghai is subject to Enterprise Income Tax (“EIT”) on taxable income as reported in its statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, 9Webzen Shanghai is generally subject to EIT at a statutory rate of 33%. However, 9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential EIT rate.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). The new CIT Law reduces the general applicable tax rate from 33% to 25% with effect from January 1, 2008.

The new CIT law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course. Management believes that the Company’s PRC subsidiary will continue to enjoy existing tax incentives under the new CIT Law, and accordingly, has continued to use existing tax rates for determination of deferred tax assets and liabilities.

The Company will assess the implications, if any, when the State Council announces the additional regulations and guidance.

In addition, in May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise.” 9Webzen Shanghai’s qualification as a Software Enterprise is subject to its fulfillment of certain qualifications, which include achieving a certain level of qualifying revenues. This classification, which is subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai passed the annual inspections for 2004 and 2005. Total tax savings to the 9Webzen Group from 9Webzen Shanghai’s EIT exemption amounted to approximately RMB12,613,000 and RMB426,000 for the years ended December 31, 2004 and 2005, respectively. There was no tax saving for the year ended December 31, 2006 as 9Webzen Shanghai was loss making.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the period ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB (audited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Current income tax (expenses) credits	—	(426,456)	312,645	40,062
Deferred taxation	986,279	(220,026)	1,639,383	210,067
Deferred tax valuation allowance	—	(2,020,561)	(1,639,383)	(210,067)

Income tax benefit (expense)	986,279	(2,667,043)	312,645	40,062

Reconciliation of the differences between the statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the 9Webzen Group’s effective tax rate is as follows:

	For the period ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	(audited)	(unaudited)	(unaudited, Note 3)
Statutory EIT rate	33%	33%	33%
Tax rate differential from statutory rate	(5)%	(37)%	(20)%
Effect of tax holiday applicable to 9Webzen Shanghai	(29)%	2%	(7)%
Tax expense (benefit) arising from temporary differences of 9Webzen Shanghai which will be subject to a higher EIT rate after the tax holiday	(1)%	2%	(6)%
Effect of permanent difference on non-deductible expenses	—	(2)%	(2)%
Change in deferred tax assets	—	(5)%	10%
Change in deferred tax valuation allowance	—	(21)%	(10)%

Effective EIT rate	(2)%	(28)%	(2)%

Significant components of deferred tax assets

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Loss carry forward	—	2,098,574	268,907
Temporary difference related to depreciation and amortisation	2,020,561	1,561,370	200,070
Less: Deferred tax valuation allowance	(2,020,561)	(3,659,944)	(468,977)

Total non-current deferred tax asset	—	—	—

Total deferred tax assets	—	—	—

The 9Webzen Group provided full valuation allowances for deferred tax assets as of December 31, 2005 and December 31, 2006, as management believes that due to the operating results of the MU game, it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

8.	EMPLOYEE BENEFITS

The full-time employees of the Company’s PRC subsidiary are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. This Company is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB3,812,371, RMB1,359,950 (unaudited) and RMB1,257,725 (US$161,162) (unaudited) for the years ended December 31, 2004, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

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

•

Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online game business in the PRC. Beginning January 2004, 9Webzen Shanghai entered into a contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1) and no longer pays any annual fee to Shanghai IT for the use of its licences.

•

Beginning January 2004, 9Webzen Shanghai entered into a contractual arrangement with Shanghai IT and The9 Computer to share the revenues generated by MU in the PRC (Note1) and no longer pays any fee to The9 Computer for its game operating support.

•	In the years ended December 31, 2005 and 2006, the 9Webzen Group sold some of its computer and equipment and vehicles to The9 Limited for RMB10.3 million (unaudited) and RMB0.9 million (unaudited).

Significant outstanding amounts due from/to related parties as of December 31, 2005 and 2006 were as follows:

	December 31, 2005	December 31, 2006	December 31, 2006
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Amounts due from related parties
— The9 Limited	4,989,091	647,491	82,968

Amounts due to related parties
— The9 Limited	1,808,088	314,695	40,324
— Webzen Inc.	242,881	561,322	71,927

	2,050,969	876,017	112,251

The Company declared and paid dividends of US$3,000,000 (unaudited) (approximately RMB23,412,300) and US$6,000,000 (unaudited) (approximately RMB46,824,600) for fiscal years 2004 and 2005, respectively.

Significant related party transactions for the years ended December 31, 2004, 2005 and 2006 were as follows:

	For the period ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2006
	RMB (audited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited, Note 3)
Fixed assets sold to The9 Computer (included in “other income, net”)	—	10,333,945	989,411	126,781

Royalties to Webzen Inc. (included in “cost of services”) (Note 11(b))	36,842,921	10,361,740	2,192,446	280,935
Loan to Webzen China	—	—	881,000	112,889

10.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the 9Webzen Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted time deposits, short-term investment, other receivables, and prepayments and other current assets. As of December 31, 2006, substantially all of the 9Webzen Group’s cash and cash equivalents were held by major financial institutions located in the PRC, including Hong Kong, which management believes are of high credit quality.

In the year ended December 31, 2006, 100% of the 9Webzen Group’s revenues were derived from the operation of MU, the 9Webzen Group’s primary online game offering.

No individual customer accounted for more than 10% of net revenues in the years ended December 31, 2004, 2005 and 2006.

11.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The 9Webzen Group has entered into operating lease arrangements relating to the use of certain premises. Future minimum lease payments for non-cancellable operating leases as of December 31, 2006 are as follows:

	Total
	RMB (unaudited)	US$ (unaudited, Note 3)
2007	2,402,134	307,804
2008 and beyond	2,121,851	271,889

	4,523,984	579,693

Total rental expenses were RMB17,325,778, RMB10,154,152 (unaudited) and RMB6,047,860 (unaudited), respectively, for the years ended December 31, 2004, 2005 and 2006, and were charged to the statements of operations and comprehensive income in the year incurred.

Contingencies

a.	The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in Hong Kong and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the 9Webzen Group is dependent on the licenses held by Shanghai IT to conduct its online games business through 9Webzen Shanghai in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites and to operate MU (Notes 1 and 9). In the opinion of the Company’s directors, the 9Webzen Group’s contractual arrangements with Shanghai IT as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the Company’s contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the 9Webzen Group may be required to restructure its ownership structure and operations in the PRC to comply with the applicable PRC laws and regulations.

b.	Webzen Inc. granted the Company an exclusive license to use the MU software for purposes of localizing, marketing and providing the Chinese version of MU in the PRC. The amount of royalties to Webzen Inc. for the year ended December 31, 2006 is disclosed in Note 9. The Company conducts its operations of MU in the PRC through 9Webzen Shanghai, and no royalties are charged to 9Webzen Shanghai. Pursuant to the licensing agreement between the Company and Webzen Inc., the Company shall pay Webzen Inc. royalties equal to 20% of MU game revenues, net of applicable taxes, which shall be a minimum of US$1.4 million (approximately RMB11.30 million) each quarter during the license period beginning from April 2003. If the Company fails to meet 70% of the minimum sales revenue requirement for two consecutive quarters, Webzen Inc. may automatically have the right to also grant the license to third parties in the PRC. If the company fails to meet the minimum sales revenue requirement for more than two years, Webzen Inc. may terminate the MU license. The license expires on September 9, 2007. The Company intends to finance its payment of royalties to Webzen Inc. through dividend income from 9Webzen Shanghai. Where the dividend income from 9Webzen Shanghai is insufficient to finance the payment of royalties to Webzen Inc., the Company would have to obtain a bank loan or enter into a licensing arrangement with 9Webzen Shanghai. 9Webzen Shanghai may be required to guarantee the bank loans, if any. Any licensing fee payments made by 9Webzen Shanghai to the Company would be subject to PRC withholding and businesses taxes equal to 14.5%.

12.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows, and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for the Company starting January 1, 2008. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is still assessing the impact of the adoption of SFAS 157 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize and disclose in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The company does not believe that the application of FIN 48 will have a material effect on its financial position, cash flow and results of operations. The Company adopted FIN 48 as of January 1, 2007 and based on the assessment completed by the Company, the adoption of FIN 48 did not result in any material items being recognized.

In June 2006, the FASB ratified the provisions of the EITF No. 06 - 3“How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06 - 3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue - producing transaction. EITF 06 - 3 will be effective for the Company starting January 1, 2007. For the periods presented, the Company has recorded the tax collected from customers and remitted to tax authority as sales tax, which was deducted from gross revenues to arrive at net revenues, in the statement of operations and comprehensive income.