Form 20-F
period 2007-12-31
The9 LTD
filed 2008-06-30
CIK 1296774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 000-51053

THE9 LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building No. 3, 690 Bibo Road
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
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,867,053 ordinary shares, par value US$0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large accelerated filer     ☑ Accelerated filer     ☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑ U.S. GAAP ☐ International Financial Reporting Standards as issued ☐ Other by the International Accounting Standards Board
Indicate by check mark which financial statement item the registrant has elected to follow:  ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

INTRODUCTION
     In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also includes 9Webzen and our other affiliated PRC entity, (2) the term “9Webzen” refers to 9Webzen Limited and its subsidiary, 9Webzen (Shanghai) Co., Ltd., (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 20, 2004, “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (4) all share numbers reflect the 2.86-for-1 share split of our ordinary shares and preferred shares which became effective on November 25, 2004, (5) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (7) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (8) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007.
     This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, and consolidated balance sheet data as of December 31, 2006 and 2007.
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
FORWARD-LOOKING INFORMATION
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:
•	our ability to retain existing users and attract new users for the World of Warcraft®, or WoW, game;

•	our ability to successfully renew the license agreement granting our subsidiary exclusive rights to operate WoW in China;

•	our ability to successfully launch and operate additional online games licensed by us in China;

•	our ability to license, develop or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with online game developers, including our existing licensors;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)

Consolidated Statement of Operation Data:
Revenues	17,268	36,636	489,191	1,038,328	1,350,129	185,086
Sales taxes	(883)	(1,913)	(24,164)	(52,502)	(70,522)	(9,668)
Net revenues	16,385	34,723	465,027	985,826	1,279,607	175,418
Cost of services	(6,492)	(9,139)	(240,416)	(524,032)	(700,047)	(95,968)
Gross profit	9,893	25,584	224,611	461,794	579,560	79,450
Operating expenses	(15,930)	(35,347)	(164,898)	(191,639)	(343,695)	(47,116)
(Loss) profit from operations	(6,037)	(9,763)	59,713	270,155	235,865	32,334
Interest (expenses) income, net	(1,381)	81	10,022	9,136	50,656	6,944
Other income (expense), net	165	15,792	14,467	28,417	(30,054)	(4,120)
(Loss) income before income tax benefit (expense), gain on investment disposal, impairment loss on investment, profit (loss) on equity investments and minority interests	(7,253)	6,110	84,202	307,708	256,467	35,158
Income tax benefit (expense)	5,850	(5,073)	(168)	2,670	(9,269)	(1,271)
(Loss) income before gain on investment disposal, impairment loss on investment, profit (loss) on equity investments and minority interests	(1,403)	1,037	84,034	310,378	247,198	33,887
Gain on investment disposal	—	—	6,716	23,409	—	—
Impairment loss on investment	—	—	—	(20,402)	(627)	(86)
Profit (loss) on equity investments, net of taxes	49,877	16,571	(13,737)	(908)	(5,679)	(778)
Minority interests	—	6,871	(4,541)	—	—	—
Net income	48,474	24,479	72,472	312,477	240,892	33,023
Net income attributable to ordinary shareholders	31,699	12,047	72,472	312,477	240,892	33,023

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)
Earnings per share
- Basic	3.21	1.17	3.00	12.78	8.79	1.20
- Diluted	1.94	0.87	2.92	12.72	8.72	1.19
Earnings per ADS(2)
- Basic	3.21	1.17	3.00	12.78	8.79	1.20
- Diluted	1.94	0.87	2.92	12.72	8.72	1.19

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)

Consolidated Balance Sheet Data:
Cash and cash equivalents	62,766	793,405	488,245	937,846	2,215,282	303,688
Non-current assets	60,801	171,565	602,744	537,492	831,342	113,967
Total assets	155,798	1,026,595	1,213,735	1,624,585	3,246,101	445,001
Total current liabilities	134,210	149,265	271,750	288,427	440,011	60,320
Minority interests	—	12,165	—	—	—	—
Series A convertible preferred shares(3)	34,242	—	—	—	—	—
Total shareholders’ (deficit) equity	(12,654)	865,165	941,985	1,336,158	2,806,090	384,681
Total liabilities and shareholders’ equity	155,798	1,026,595	1,213,735	1,624,585	3,246,101	445,001

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB7.2946 to US$1.00. See “Exchange Rate Information.”

(2)	Each ADS represents one ordinary share.

(3)	Series A convertible preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holders thereof.
Exchange Rate Information
     Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2007 at US$1.00: RMB7.2946, which was the noon buying rate in effect as of December 31, 2007. The prevailing rate at June 25, 2008 was US$1.00: RMB6.8653. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.
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

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
		(RMB per US$1.00)

2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
		(RMB per US$1.00)

2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December 2007	7.2946	7.3682	7.4120	7.2946
2008
January 2008	7.1818	7.2405	7.2946	7.1818
February 2008	7.1115	7.1644	7.1973	7.1100
March 2008	7.0120	7.0722	7.1110	7.0105
April 2008	6.9870	6.9997	7.0185	6.9840
May 2008	6.9400	6.9725	7.0000	6.9377
June 2008 (through June 25)	6.8653	6.9057	6.9633	6.8653

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors
Risks Related to Our Company
Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.
     We began to offer our self-developed online virtual community game, “the9 City,” in 2000 and commenced the distribution and operation of MU, our first massively multiplayer online role playing game, or MMORPG, in China in February 2003. We launched five additional MMORPGs, including Mystina Online, WoW, Joyful Journey West (“JJW”), Soul of The Ultimate Nation and Granado Espada in China in February 2005, June 2005, September 2006, May 2007 and November 2007, respectively. As a result, we have limited relevant operating history upon which to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market. These risks may include our potential failure to:
•	retain existing customers and attract new customers;

•	successfully launch and operate new online games licensed by us;

•	license and maintain licensing rights, acquire or develop additional online games that are appealing to customers;

•	anticipate and adapt to changing consumer preferences;

•	adapt to competitive market conditions;

•	timely respond to technological changes or resolve unexpected network delays or interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform; or

•	maintain adequate control of our expenses.
     If we are unsuccessful in addressing any of the risks listed above, our results of operations may be materially and adversely affected.
As we expect that WoW will continue to comprise most of our revenues in the near future, any adverse developments relating to WoW may materially and adversely affect our results of operations.
     In February 2004, our subsidiary, China The9 Interactive Limited, or C9I, obtained an exclusive four-year license to operate WoW in China from Vivendi Universal Games Inc., or VUG, and we commercially launched WoW in China in June 2005. 99% and 92% of our total revenues in 2006 and 2007, respectively, were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenue in the near future.
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
     We have invested and plan to continue to invest a significant amount of financial and personnel resources in operating WoW in China. While WoW generated significant revenue in 2007 with more than 38 million activated user accounts as of December 31, 2007, we cannot assure you that WoW will continue to attract as many users as are required for our operation on a commercially viable basis. We have made significant financial commitments in connection with the licensing and operating of WoW in China. We are obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over a four-year period commencing from the game’s commercial launch in June 2005. We are also obligated to commit a portion of the revenue from WoW for the marketing and promotion of WoW in China during the four-year license period. If we lose our exclusive WoW license for failing to meet our financial obligations or for other reasons, or if we are unable to generate revenues from WoW exceeding the amount of operating costs and expenses incurred in connection with WoW, our future results of operations will be materially and adversely affected.
If we are unable to renew our licensing rights for WoW or cannot do so on terms favorable to us our future results of operations may suffer.
     The license between VUG and our subsidiary, C9I, making C9I the exclusive operator of WoW in China will expire on June 7, 2009. Since the launch of WoW in June 2005, we have derived substantially all of our revenues from WoW. If we are unable to renew this license or if we are only able to do so on terms substantially less favorable to us, our future results of operations will be materially adversely affected. We intend to vigorously pursue negotiations for the renewal of the WoW license, which negotiations are currently underway.
If we are unable to maintain a satisfactory relationship with Blizzard or any other online game developer that has licensed a game to us, our future results of operations or the growth of our business may suffer.
     If we are unable to maintain a satisfactory relationship with Blizzard or any other online game developer that has licensed a game to us, or if Blizzard or any of our other online game licensors either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, our operating results and our business would be harmed, because our business depends significantly upon our exclusive licenses to operate WoW and other online games in China. While we have obtained from Blizzard the right to operate the Burning Crusade and the Wrath of the Lich King, two expansion packs for the WoW game, we cannot assure you that Blizzard or any of our other online game licensors will renew its license agreement with us, or grant us an exclusive license for any new online games that it may develop or make expansion packs for existing games available to us in the future. Any deterioration in our relationship with Blizzard or any of our other online game licensors could harm our future results of operations or the growth of our business.
We have incurred net losses in the past and may experience earnings declines or net losses in the future.
     We incurred net losses in the first half of 2005. Although we have achieved a net profit since the second half of 2005 as a result of the commercial launch of WoW in China, we cannot assure you that we can avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarter or other period. We expect that our operating expenses will increase as we incur additional expenditures in connection with our operation of WoW and other new games in China. As a result, any decrease or delay in generating more revenues could result in material operating losses and cause the market price of our ADSs to decline.
Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights, as well as theft of in-game goods, could harm our business and reputation and materially and adversely affect our results of operation.
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
We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.
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
     Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China is the MMORPG. However, there is no assurance that MMORPGs will continue to be popular in China or that their popularity will not be surpassed by new and different types of online or other games in the future. A decline in the popularity of online games in general or the MMORPGs that we operate will likely adversely affect our business and prospects.
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
     There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Shanda Interactive Entertainment Limited, Netease.com, Inc., Perfect World, Co. Ltd., and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods, such as charging customers a flat user fee. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability.
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
     We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.
Future equity investments may have an adverse effect on our ability to manage our business.
     Selective equity investments form a part of our strategy to further expand our business. To date, we have acquired equity interests in C9I, to become its sole shareholder, Ideas Corporation and G10 Entertainment Corporation (“G10”). Equity investments create a unique problem in that they limit our ability to manage the products and strategy of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in investees could have an adverse effect on our ability to manage our business.
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
Our sale of a significant number of equity shares to third parties may have an adverse effect on our ability to manage our business, and subsequent sales of large shareholdings by third parties may impact our share price.
     In May 2007 we sold a 15% interest in our ordinary shares to Electronic Arts Inc., which EA was not able to freely dispose of until May 2008. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The sale of a significant number of equity shares to a third party may have an adverse impact on our ability to manage our business, and the subsequent sale of a large equity shareholding by such a third party may impact our share price.
Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations.
     Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See Item 3, “Key Information — Risk Factors — Risk Related to Doing Business in China —The laws and regulations governing the online game industry in China are developing and subject to future changes.” If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.” As a result, we rely heavily on a distribution network composed of third party distributors for the sale of our game playing time to end users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.
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
We obtain WoW playing time information from a third party and use that information in connection with our recognition of revenues from the sale of WoW playing time in China.

     We obtain WoW playing time information from a third party and use that information in connection with our recognition of revenues from the sale of WoW playing time in China. Since June 2005, substantially all of our revenues have been generated from our sale of WoW playing time in China. We sell game playing time primarily through the sales of prepaid cards and prepaid online points to distributors, who in turn sell them to our customers who play our games. Prepaid fees received from distributors for sales of game cards and online points are recognized as revenue mainly upon the customer’s actual use of game playing time. VUG maintains the systems that record and track the time that our customers spend playing the WoW game on our behalf. We are provided with data on customers’ actual usage of WoW playing time by VUG, and use that data in connection with our recognition of revenues from the sale of WoW playing time in China. We do not have direct access to the systems maintained by VUG. If VUG suffers any data loss or miscalculates the time our customers spend playing the WoW game, our results of operation may be adversely affected.
Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.
     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware in Shanghai, Shenzhen, Chengdu and Beijing. Any server interruptions, breakdowns or system failures in the cities where we maintain our system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.
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

We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.
     There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the future. In addition, some of our employees were previously employed at other companies including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees may have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. We are currently awaiting an initial hearing date for a lawsuit filed by Beijing Founder Electronics Co., Ltd. (“Founder”) alleging that WoW client installation packages sold in 2007 contained fonts that infringe Founder’s intellectual property rights. Although we are not aware of any pending or threatened claims other than the Founder claim, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative games and be forced to pay fines and damages, any of which may materially and adversely affect our business and results of operations.
We experience fluctuations in quarterly operating results.
     Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems and recurrence of SARS or the outbreaks of any other contagious diseases such as avian flu. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the game, which, in the aggregate, may cause our operating results to fluctuate.
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
     In January 2008, we announced the resignation of Hannah Lee, our Senior Vice President and Chief Financial Officer. Tony Tse, who took on the role of Chief Financial Officer after Ms. Lee’s resignation, resigned from this position for personal and family reasons effective July 2008. George Lai has been appointed Chief Financial Officer of our company and will assume responsibilities in July 2008. Continued turnover of this position, or of any other executive office, may disrupt our business operations, financial condition and results operations.

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
     We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai The9 Information Technology Co., Ltd. (formerly known as Shanghai Jiucheng Information Technology Co., Ltd.), or Shanghai IT, to hold and maintain the licenses necessary for online games in China. Shanghai IT is a PRC company owned by Jun Zhu and Yong Wang, who are our Chief Executive Officer and Vice President, respectively.
     In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information), or MII, issued a notice, or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT almost all of the domain names used in its daily operations and certain trademarks used in its daily operations, as required under the New MII Notice. All relevant transfers have been completed and relevant approvals have been obtained. If we or Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice, the relevant governmental authorities, according to the nature of the violation, would have broad discretion to adopt one or more of the following measures against us, including levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business license and/or other licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our operations related to online games. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.
     In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entity comply with all applicable PRC laws, rules and regulations, subject to the transfer of certain trademarks to Shanghai IT as required under the New MII Notice. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.
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
     Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain statutory reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our PRC subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.”
     The aggregate net assets of all of our PRC subsidiaries and consolidated affiliate entities not distributable in the form of advances, loans or dividends to us as a result of applicable PRC regulations and due to our organizational structure was RMB47.1 million, or 3.5%, and RMB100.3 million, or 3.6%, of our total consolidated net assets as of December 31, 2006 and 2007, respectively. Our subsidiaries in the PRC or consolidated affiliate entities, however, may use such net assets to make payments to the Company or its shareholders, including payments through royalty and license fees under the trademark license agreements or certain other contractual arrangements, subject to the terms and conditions of such agreements and applicable regulations. We have not currently entered into any such arrangements with our subsidiaries in the PRC or with our consolidated affiliate entities.
Our business could suffer if we do not successfully manage current growth and potential future growth.
     Our current and anticipated growth has placed and will continue to place a significant strain on our management, operational, financial and other resources as we expand our operations and workforce. For example, the total number of our employees has increased from 100 as of December 31, 2001 to approximately 1,361 as of December 31, 2007. In addition, certain of our directors, officers and employees have only begun to serve our company recently. New personnel must learn our business and successfully integrate themselves into our company. In addition, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
We may not be able to successfully implement our growth strategies.
     Our objective is to become a leading provider and developer of multi-platform games in China. In order to achieve this objective, we are pursuing our “4D” business strategy, the four D’s being (1) Dedicated services for all quality games; (2) Diversifying our portfolio with different genres and game models; (3) Developing proprietary games; and (4) Delivering enriched interactive community experience to gamers. Some of these strategies involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these happen, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.
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
Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events.

     A significant natural disaster, such as an earthquake, fire or flood could harm our business. To the extent that such a disruption results in server shutdowns or impacts user access to our gaming systems, our reputation could be harmed and our ability to attract customers hampered.
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
New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.
     Prior to January 1, 2008, our subsidiaries incorporated in China were governed by the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, while our affiliated entities, Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement were subject to the PRC Enterprise Income Tax Provisional Regulations. Under such laws and other relevant tax regulations and local policies, enterprises were generally subject to enterprise income tax at a statutory rate of 33% and some of our subsidiaries and affiliated entities enjoyed preferential tax treatments in the form of reduced tax rates or tax holidays.
     The National People’s Congress of PRC adopted the new Enterprise Income Tax Law (“New Tax Law”) on March 16, 2007, which went into effect as of January 1, 2008. In addition, a series of rules have been promulgated subsequently for the implementation of the New Tax Law. The New Tax Law adopted a unified enterprise income tax rate of 25%, which is generally applicable to both domestic and foreign-invested enterprises in China, and eliminated most preferential tax treatments available under previous tax laws and regulations. The New Tax Law and its implementation rules contemplate various transition periods and measures for previously existing preferential tax policies, including a 5-year period for enterprises that were entitled to a lower income tax rate to gradually transition to the new ordinary income tax rate of 25% and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Some of our PRC subsidiaries or affiliated entities will not be entitled to such transition treatments.
     Certain enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law and its implementation rules if they qualify as “High and New Technology Enterprises strongly supported by the state” but we cannot assure you that our PRC subsidiaries or affiliated entities will meet the criteria set by the relevant regulations and rules and be qualified as “High and New Technology Enterprises strongly supported by the state” for this purpose.
     Thus, our PRC subsidiaries or affiliated entities may no longer be entitled to such preferential tax rates or transition treatments, or any other preferential tax treatments under the New Tax Law.

     Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the New Tax Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong will be subject to withholding tax at the rate of 5% of total dividends if it directly holds at least 25% of the shares of the company that is to pay dividends..
     In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” As the majority of our management resides in China, our offshore companies may be deemed as a “resident enterprise” under the New Tax Law and thus be subject to PRC enterprise income tax on our global income. Further, the Company’s foreign corporate shareholders may be subject to taxation at a rate of 10% upon dividends received from us or any gains they realize from the transfer of our shares or ADSs, as it is unclear if such income will be regarded as income from “sources within the PRC.”
     The New Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase of the EIT rate applicable to The9 Computer, C9I Shanghai, C9I Beijing, Jiu Jing and Shanghai IT or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliate entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us under the New Tax Law will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.
We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
     Based on the price of the ADSs and our ordinary shares and the composition of our income and assets, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined largely by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
     Our current articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors is divided into three classes with different terms, one of which will expire each year. The staggered nature of our board would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such a feature were not in place. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, relative participating, optional or special rights and any qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.
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
Some of our subsidiaries and an affiliated entity in China engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.
     Some of our subsidiaries and an affiliated entity in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2007, The9 Computer was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The sales that year related to such merchandise in The9 Computer were approximately RMB0.8 million (US$0.1 million). The distribution of such merchandise, however, was not within the The9 Computer’s authorized business scope. Shanghai IT’s current ICP license was issued on May 15, 2007, and is effective until June 15, 2010. Shanghai IT did not submit a specific application, nor obtain the approval, for the license of the online bulletin board service. In the past, Shanghai IT’s main business was a virtual community, and now it is online games. BBS platforms on the related games’ official website are mainly used for communications between players and do not affect the operation of Shanghai IT. While all of these companies are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.
Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains an assessment by management of the effectiveness of such company’s internal controls over financial reporting. In addition, beginning with the year ended December 31, 2007, an independent registered public accounting firm for an accelerated filer must attest to and report on the effectiveness of the company’s internal controls over financial reporting.
     Our management has conducted an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our internal controls over financial reporting were not effective as of December 31, 2007 and a material weakness was noted due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP commensurate to the financial reporting requirements. If we fail to maintain the effectiveness or fail to remediate the deficiency of our internal controls over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Effective internal controls are necessary for us to produce reliable financial reports. For the deficiency identified in this fiscal year, our management team is evaluating remediation measures that can be undertaken to address this material weakness and will continue such evaluation so that we may institute a comprehensive remediation plan as an effort to maintain effective internal control over financial reporting. Any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
Risks Related to Doing Business in China
Our business may be adversely affected by public opinion and government policies in China.
     Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of the new operating licenses to be issued and further reducing the hours during which the Internet cafés are permitted to be open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As a significant portion of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.
     In April 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aimed to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.
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

     The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the Ministry of Industry and Information, the General Administration of Press and Publication, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.
     We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from the General Administration of Press and Publication in order to distribute games through the Internet. Furthermore, online games, as a form of software products, are required to be registered with the Ministry of Industry and Information or its local counterparts and obtain software products registration numbers and software products registration certificates. However, as the Ministry of Industry and Information has not been strictly implementing this requirement, we have not applied for registration for some of our online games, including WoW. If the Ministry of Industry and Information begins to tighten its administration of online games and strictly requires online games to be registered, and if we fail to make timely registration for our games as required, we may be subject to fines or penalties, including being ordered to cease operation of unregistered online games.
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
     In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. We have not been expressly notified of any suspensions in 2008, but the PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.
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
     The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements, the review of patch and updates of approved games with substantial changes, and the filing of domestically developed online games. We have obtained the necessary approvals from the Ministry of Culture for operating WoW MU, SUN and GE in China, and completed the relevant filing requirement with respect to JJW. The Burning Crusade has also passed the review conducted by the General Administration of Press and Publication. We will submit new games for the required review or filing in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.
     In addition, the Ministry of Industry and Information has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.
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
     We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of RMB against the U.S. dollar through the end of 2007. Additionally, in May 2007, the PRC government increased the daily trading band of RMB against a basket of certain foreign currencies from 0.3% to 0.5%. While the international reaction to these RMB revaluations have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
     Any significant revaluation of RMB may adversely affect our cash flows and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the

U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated monetary assets into RMB, as RMB is our functional and reporting currency.
Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.
     Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under such rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.
     On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.
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
     In 2007, SAFE further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to SAFE Circular No. 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.
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
     We conduct our business primarily through our subsidiaries and an affiliated entity incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on Shanghai IT to honor its service agreement with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
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
     Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Industry and Information. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic PRC user can connect to the international Internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.
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
The market price for our ADSs may be volatile.
     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new games by us or our competitors;

•	changes in financial estimates by securities analysts;

•	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;

•	conditions in the Internet or online game industries;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in the exchange rates between the U.S. dollar and RMB;

•	addition or departure of key personnel; and

•	pending and potential litigation.
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
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.
Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

     We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and an affiliated entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
You may not be able to exercise your right to vote.
     As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to request your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares and, in this regard, pursuant to our articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or nonaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you request.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We were incorporated in the Cayman Islands in December 1999 under the name GameNow.net Limited and were renamed to The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer, a direct wholly-owned subsidiary of GameNow in China.
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
     In July 2003, we and China Interactive (Singapore) Pte. Ltd., or China Interactive, a privately-held Singaporean company, formed a joint venture, C9I, to acquire an exclusive license from VUG to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I Shanghai, to operate WoW in China. We initially owned 54% of C9I and through a series of transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005.
     Due to the current restrictions on foreign ownership of the Internet content provision, Internet culture operation and advertising businesses in China, we rely on the following three affiliated PRC entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:
•	Shanghai IT, which holds Internet content provision, Internet culture operation and Internet publishing licenses;

•	Shanghai The9 Advertisement Co., Ltd., or Shanghai Advertisement, whose business license permits it to conduct advertisement operations, liquidated in 2007; and

•	Shanghai The9 Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, whose business license permits it to conduct advertisement operations.
     Shanghai IT is owned by Jun Zhu, our Chairman and Chief Executive Officer and shareholder, and Yong Wang, our Vice President. Both Shanghai Advertisement and Shanghai Jiucheng Advertisement are subsidiaries of Shanghai IT. Shanghai Advertisement was liquidated in 2007, and Shanghai Jiucheng Advertisement was incorporated in April 2007. We do not have any ownership interest in Shanghai IT Shanghai Advertisement or Shanghai Jiucheng Advertisement. However, each of the individual shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to the shareholders of Shanghai IT, solely in connection with capitalizing and increasing the registered capital of Shanghai IT. These loans are repayable upon demand. The existing shareholders of Shanghai IT, Jun Zhu and Yong Wang, have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.
     Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is (8621) 5172-9999.

     In addition to our operational headquarters in Shanghai, we currently have small branch offices in Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an, China.
Recent Developments
Developments Relating to Our Business
License of Games
     As of December 31, 2007, we obtained licenses to operate the following games in mainland China:

Game	Developer	Description	Status
Emil Chronicle Online	Gravity Co., Ltd.	2.5D MMORPG	Commercial launch in Japan and preparing for beta testing in China
Ragnarok Online 2	Gravity Co., Ltd.	3D MMORPG	In open beta testing in Korea and preparing for beta testing in China
Huxley	Webzen, Inc.	3D first-person shooting MMORPG	Preparing for beta testing
EA Sports FIFA Online	Electronic Arts Inc.	Casual soccer game	Commercial launch in Korea and preparing for beta testing in China
Audition 2	G10 Entertainment Korea Corp	Casual dancing game	Preparing for beta testing
Burn the Floor	Ideas Corporation	Casual dancing game	In development
Hellgate: London	Flagship Studios, Inc.	3D MMORPG	Ready for initial customer testing
SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in 2007
Granado Espada	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in 2007
WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005
MU	Webzen, Inc.	2.5D quarter-view MMORPG	Commercially launched in China in February 2003
Field of Honor	Beijing Gameworld Tech. Co. Ltd.	3D MMORSS	In development
     In addition, we obtained from Blizzard the right to operate the Burning Crusade and the Wrath of the Lich King expansion packs for the WoW, in January 2007 and April 2008, respectively.
License and Investment by Electronic Arts, Inc.
     In May 2007, we obtained from Electronic Arts Inc. (EA) an exclusive license to operate the EA Sports FIFA Online game in mainland China. EA also made an equity investment in us of approximately US$167 million. Upon completion of the equity investment, EA owned 15% of our ordinary shares.
Investment in Ideas Corporation and G10 Entertainment Corp.

     In January 2008, we made an equity investment in Ideas Corporation (“Ideas”), consisting of 34% of its then outstanding shares for approximately US$3.5 million (including transaction costs). Concurrently with that investment, we obtained a license agreement from Ideas for a game titled “Burn the Floor.” In April 2008, we acquired a minority stake in G10 in exchange for a cash investment of approximately US$38.3 million.
Licensing to Third Parties of Proprietary Games
     In September 2007, we entered into a license agreement for JJW, our first proprietary game, granting a game operator in Malaysia the right to operate the game in the Malaysian market for a specified period. We are currently negotiating with a game operator in Vietnam for the right to operate JJW in that country. In the future we intend to continue to explore further licensing opportunities for JJW and other proprietary games currently under development.
Developments Relating to Stock Repurchase Program
     On November 20, 2007, we announced that our Board of Directors has authorized a buy-back of up to US$50.0 million of its ADSs. As of December 31, 2007, we had spent in aggregate a total purchase consideration of approximately US$14.6 million (including transaction costs), and had repurchased approximately 0.6 million of outstanding ADSs. As of June 23, 2008, The9 had spent a total purchase consideration of approximately US$39.3 million (including transaction costs), and had repurchased approximately 1.8 million outstanding ADSs. The share repurchase program ended on June 23, 2008.
B. Business Overview
     We are a leading online game operator in China. We were ranked as one of the top four online game operators in China in 2007 in terms of market share, according to a survey conducted by a market analyst in December 2007. We began to offer our self-developed online virtual community game “the9 City” in 2000 and commercialized the9 City in December 2000. Currently, our business is primarily focused on operating MMORPGs, including WoW and other games in China. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications.
     We commercially launched WoW in China in June 2005 through C9I Shanghai and Shanghai IT. WoW is a full-view 3D MMORPG developed by Blizzard Entertainment, the game development studio of VUG, which has developed award-winning PC games including the Warcraft, Diablo and StarCraft series. In 2007, WoW was recognized as one of the most popular online games in China by the Ministry of Culture. In the years ended December 31, 2006 and 2007, the total revenue attributable to the operations of the WoW game and WoW related product sales were RMB1,028,989,688, which represented approximately 99% total revenue, and RMB1,243,630,836, which represented approximately 92% total revenue, respectively.
     We also operate MU in cooperation with 9Webzen in which we own 30%. 9Webzen has obtained an exclusive license from Webzen to operate MU in China. MU is a 2.5D quarter-view MMORPG developed by Webzen, a leading online game developer and operator in Korea. In addition, we have operated Mystina Online, an MMORPG developed by an online game developer in China, which ceased operation in 2006.
     We also operate Granado Espada, a MMORPG developed by Korean game developer IMC Games, Co., Ltd., which is partly owned by Hanbisoft, Inc., and Soul of the Ultimate Nation®, or SUN, a 3D MMORPG licensed from Webzen, through Shanghai IT.
     As of December 31, 2007, we had obtained exclusive licenses to operate additional games in China, including the following:
•	an exclusive license obtained from Hanbitsoft, Inc., in 2006 to operate Hellgate: London, an action role-playing game;

•	an exclusive license obtained from Webzen in 2005 to operate Soul of the Ultimate Nation®, or SUN, a 3D MMORPG;

•	an exclusive license obtained from Gravity Co. Ltd. in 2007 to operate Ragnarok Online 2, a 3D MMORPG, and Email Chronicle Online, a 2.5D MMORPG;

•	an exclusive license obtained from Webzen Inc. in 2007 to operate Huxley, a 3D first-person shooting game;

•	an exclusive license obtained from G10 Entertainment in 2007 to operate Audition 2, a casual dancing game;

•	an exclusive license obtained from EA in 2007 to operate EA Sports FIFA Online, a casual soccer game; and

•	an exclusive license obtained from Ideas Corp. in 2007 to operate Burn the Floor, a casual dancing game.
     Note we terminated a license agreement with NC Soft Corporation in March 2008 for the operation of Guild Wars. The RMB18.7 million impairment charge for the year 2007 represents impairment provision on prepaid license fees for the Guild Wars game that ceased operation in early 2008.
     We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. In September 2006, we commercially launched our first proprietary MMORPG, JJW, which is a side-scrolling MMORPG based on cartoon characters.
     We charge customers for either the time they spend playing our online games or for the game items they purchase. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 160,000 Internet cafés throughout China which have subscribed to our internally developed Pass9 system. Pass9 is our internally developed proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.
     To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in nine internet data centers throughout China.
Products and Services
     We offer online games including MMORPGs and our self-developed online community game the9 City, which we offer in cooperation with Shanghai IT. In addition to MMORPGs we have developed casual games, which emphasize play in a single sitting. Our other products and services include game operating support, website solutions and advertisement services, SMS and sales of our Pass9 system.
     MMORPGs. In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete within the game with whom they develop experience and enhance game attributes, which can be carried over into next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:
•	sophisticated 2.5D or 3D graphics which expose players to captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.
     As of December 31, 2007, we had exclusive licenses to operate or own the following MMORPGs in China:

Game	Developer	Description	Status

WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005

MU	Webzen, Inc.	2.5D quarter-view MMORPG	Commercially launched in China in February 2003

Granado Espada	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in 2007

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in 2007

Joyful Journey West	The9	2D MMORPG	Commercially launched in China in September 2006

Hellgate: London	Flagship Studios, Inc.	3D MMORPG	Ready for initial customer testing

Email Chronicle Online	Gravity Co., Ltd.	2.5D MMORPG	Commercial launch in Japan and preparing for beta testing in China

Ragnarok Online 2	Gravity Co., Ltd.	3D MMORPG	In open beta testing in Korea and preparing for beta testing in China

Huxley	Webzen, Inc.	3D first-person shooting MMORPG	Preparing for beta testing

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
     Other Products and Services. Our other products and services mainly consist of our online virtual community named the9 City, our game operating support, website solutions and advertisement services, SMS service, sales of our internally developed Pass9 system and licensing of our proprietary games to third parties.
     The9 City. We launched our online virtual community game “the9 City” at www.the9.com in 2000 and commercialized it in December 2000. We believe that the9 City is the first commercialized virtual community in China. Our game the9 City was designed based on the idea of a virtual society consisting of mini games. Most of the content offered in the9 City are free of charge. As of December 31, 2007, the9 City had close to 80 million registered users, which we believe have formed a loyal and strong customer base for online games and other products we offer from time to time.
     Game Operating Support, Website Solutions and Advertisement Services. Our game operating support, website solutions and advertisement services primarily relate to providing game operating support to 9Webzen in connection with operating MU in China. Our game operating support services to 9Webzen include payment collection and processing and other online game related technical support in connection with the operation of MU in China. Prior to the commercial launch of MU in February 2003, we generated a significant portion of our revenue from a variety of different website solutions and advertisement services to third parties, including website development and construction, hardware and software support, training, website maintenance and website advertisements. Since February 2003, we have not pursued any new business opportunities for our website solution and advertisement services.
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
     Licensing to Third Parties. In September, 2007, we entered into a license agreement license agreement for JJW, our first proprietary game, granting a game operator in Malaysia the right to operate the game in the Malaysian market for a specified period. We are currently negotiating with a game operator in Vietnam for the right to operate JJW in that country. In the future we intend to continue to explore further licensing opportunities for JJW and other proprietary games currently under development.
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
     Our integrated membership management and payment system also incorporates a variety of community-building features, such as chat rooms, which provide registered users a platform to interact in real-time groups or one-on-one discussions, and bulletin boards which allow registered users to post notes or inquiries and respond to other users’ notes or inquires. We believe these features encourage user congregation on our site and facilitate player interaction for the games we offer.
     We sold our proprietary Pass9 system to third-party companies for RMB11.7 million and RMB1.9 million, in 2005 and 2007, respectively.
Customer Service
     Since our inception, we have focused on providing excellent customer service in order to retain our existing customers as well as attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we are the first online game operator in China to receive such a certificate. We were ranked among the top four online game operators in China by market share in 2007 according to a survey conducted by a market analyst in December 2007. Our MMORPG customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during normal business hours.

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
Purchase of Game Playing Time and Gaming Features
     A customer can purchase game playing time through any of the following methods:
     Prepaid Cards. A customer can buy prepaid cards at retail outlets including convenience stores, supermarkets and bookstores all across China. Each prepaid card contains a pass code representing game playing time offered by the card based on its face value.
     Prepaid Online Points. Over 160,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and sell such points to their customers.
     Online Payment. A customer can buy game playing time online by charging payment directly to a credit or debit card. In addition, we offer free online game playing time to our new registered customers and users of our SMS service. We have also included free game cards in our marketing materials to attract new customers. Additionally, in some instances a player may access certain online games free of charge and use prepaid online points to purchase premium in-game features.
     Customers of the WoW game are required to purchase an access code, or CD-Key, to play the game in China. We use the CD-Key as a measure to reduce the use of cheating tools by WoW players. When we discover that a WoW player is using cheating tools, we will terminate that user’s account and the user will have to purchase another CD-Key to activate his account to play WoW from the beginner level. Our CD-Keys normally carry up to 20 hours of free WoW play time. Once these hours are consumed, customers must purchase game playing time through one of the methods provided above.
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
     Distribution. Due to the limited availability of online payment systems in China, we sold our game playing time primarily through sales of our prepaid cards and online points to distributors across the country. For WoW, we have entered into agreements with approximately 20 regional distributors for our prepaid cards and over 40 regional distributors for our online points. These regional distributors sell our prepaid game cards and online points to over 500 local distributors who in turn sell the game cards to end users and prepaid online points to Internet cafés throughout China. Our regional distributors were selected after an open and competitive bidding process and our local distributors are normally selected by our regional distributors. As of December 31, 2007, WoW had over 38 million activated user accounts and over 160,000 Internet cafés have subscribed to our eSales system, which enables Internet cafés to sell our prepaid online points to their customers. For SUN and GE, we have entered into a distribution agreement with Junnet Group to appoint it as the exclusive distributor of our prepaid game cards in China. We may terminate this agreement if Junnet Group fails the required payments to us for two consecutive months.

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
Technology
     We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:
•	servers and network devices located in nine internet data centers throughout China, including, for WoW, as of the end of December 2007, eight dedicated server sites with each site comprised of approximately 40 high-performance server sets, located in Shanghai, Beijing, Chengdu and Shenzhen, with uninterruptible power supply and diesel power generator backup;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell, IBM and Cisco servers.

     We have a network operation team responsible for stability and security of our network. The team follows the workflow for problem detecting, recording, analyzing and solving. In addition, we frequently upgrade our game server software to ensure the stability of our operation and reduce hacking risks.
Competition
     Our major competitors include, but are not limited to, online game operators and major Internet portal operators in China. These include Shanda Interactive Entertainment Limited (which operates “Legend of Mir” and Actoz Soft’s “Legend of Mir 2”), Guangzhou Optisp’s (which operates Wemade’s “Legend of Mir 3”), 163.com affiliated with NetEase (which operates “Westward Journey Online” and “Fantasy Westward Journey”), Sohu.com (which operates “Tian Long Ba Bu”), Perfect World, Co. Ltd. (which operates “Perfect World,” “Zhu Xian,” and “Chi Bi), and Giant Interactive Group (which operates “ZT Online” and “Giant Online”).
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
     We have registered our domain names including www.the9.com, www.muchina.com and www.wowchina.com with third-party domain registration entities, and have legal rights over these domain names through Shanghai IT, our affiliated PRC entity. We conduct our business under the “” brand name and “the9” logo. We have registered the marks “the9” and “” as well as our logo with the Trade Mark Office of the State Administration for Industry and Commerce in China. We have also filed trademark applications for the marks “” through Shanghai IT in China. In 2007, we transferred certain of these trademarks to Shanghai IT as required by the New MII Notice.
Legal Proceedings
     We are currently awaiting an initial hearing date for a lawsuit filed by Beijing Founder Electronics Co., Ltd. (“Founder”) alleging that WoW client installation packages sold in 2007 contained fonts that infringe Founder’s intellectual property rights. Other than that, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.
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

     In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated entity comply with all applicable PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.
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
Internet Content Provision Service, Online Gaming and Internet Publishing
     Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including the Ministry of Industry and Information, the Ministry of Culture, the General Administration of Press and Publication and the State Administration of Industry and Commerce. The principal PRC regulations governing the Internet content provision industry as well as the online gaming services in China include:
•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003);

•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	The Tentative Measures for Administration of Internet Publication (2002); and

•	The Foreign Investment Industrial Guidance Catalogue (2007).
     In July 2006, the MII issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conducted a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Risk Factors — Risks Related to Our Company — PRC laws and regulations, including the New MII Notice issued in July 2006, restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”
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
     With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games, regardless of whether imported or domestic, must be registered with the Ministry of Industry and Information and such online games are subject to a content review and approval by or filing with the Ministry of Culture and the General Administration of Press and Publication prior to commencement of operations in China.
     The General Administration of Press and Publication and the Ministry of Industry and Information jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming programs are subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease using our products and services.”
     On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, the MII, the State Administration for Industry and Commerce, and the People’s Bank of China (PBOC), jointly issued a circular entitled a Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded.
     The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.
     Furthermore, the Ministry of Industry and Information has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.
Regulation of Internet Content
     The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information, the Ministry of Culture and the General

Administration of Press and Publication. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
     In April 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
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
     The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
Import Regulation
     Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and/or approval of any online games we want to license from overseas game developers or any patch or updates of such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, the General Administration of Press and Publication and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and are not allowed to publish or reproduce the imported game software in China.

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
Internet Café Regulation
     Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The PRC government has enacted laws to intensify its regulation and administration of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.”
Privacy Protection
     PRC laws and regulations do not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Industry and Information or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
Regulation of Foreign Currency Exchange and Dividend Distribution
     Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
     Pursuant to the Exchange Rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan, investment in securities, or other transactions through a capital account outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Further, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration of Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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
     According to Notice 75:
•	prior to establishing or assuming control of an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural person or a legal entity, must complete the overseas investment foreign exchange registration procedures with the local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise in the offshore company, or (2) the completion of any overseas fundraising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.
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
     In 2007, SAFE further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to SAFE Circular No. 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.
     As a result of the uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-

currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested that all of our shareholders whom we know are PRC residents or have PRC residents as their ultimate beneficial owners comply with any SAFE registration requirement, but we have no control over our shareholders. Any non-compliance may adversely affect our ability to expatriate dividends or other distributions or receive capital inflow from offshore entities and may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
C. Organizational Structure
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and the affiliated entity that operates WoW, MU, GE and SUN in China.

The9 Limited
(a Cayman Islands company)
100%
GameNow.net (Hong Kong) Ltd.
(a Hong Kong company)
Webzen, Inc.
(a Korean Company)
100%
30%
70%
China The9 Interactive Limited
(a Hong Kong company)
9Webzen Limited
(a Hong Kong company)
100%
Outside Mainland China
Inside Mainland China
100%
100%
Jiu Chuang Information Technology (Beijing) Co., Ltd.*
China The9 Interactive (Shanghai) Co., Ltd.*
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (a PRC company)*
9Webzen (Shanghai) Co., Ltd. (a PRC company)**
Shanghai The9 Information Technology Co., Ltd.*, *** (a PRC company)

→ *Beneficial interest*

←→ *Contractual arrangements for the operation of WoW and MU. See Item 5, Operating and Financial Review and Prospects, "Arrangements with Online Game Developers" and Item 7, Major Shareholders and Related Party Transactions, "Related Party Transactions - Arrangement with Affiliated PRC Entities"*

* *Together operate WoW in China*

** *Operates MU in China*

*** *Shanghai The9 Information Technology Co., Ltd. is owned by Jun Zhu, our chairman and chief executive officer, and Yong Wang, our vice president, and operates SUN and GE*

D. Property, Plant and Equipment
     Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have small branch offices in Beijing, Nanjing, Wuhan and Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in nine internet data centers throughout China.
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
     In July 2003, we and China Interactive formed C9I to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I Shanghai, to operate WoW in China in cooperation with Shanghai IT. We initially owned 54% of C9I and through a series of transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005. WoW was commercially launched in China in June 2005. In 2006 and 2007, 99% and 92% of our total revenues were attributable to the operation of WoW in China, including game play time, merchandise sales and other related revenues. We expect to continue to depend on WoW for most of our revenues in the near future.
     To broaden our product offerings and enhance our leadership position in the online game market in China, we have obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada, Soul of the Ultimate Nation, Mystina Online, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, Huxley, Audition 2 and EA Sports FIFA Online, Burn the Floor, and Atlantica. In addition, in September 2006, we commercially launched JJW, our first proprietary MMORPG.
     The major factors affecting our results of operations and financial condition are:
•	our revenue composition and sources of revenue growth;

•	our cost of services;

•	our operating expenses; and

•	arrangements with online game developers.
Each of these factors is discussed below.

      Revenue Composition and Sources of Revenue Growth.
     In 2007, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services.
     Online Game Services. Our online game service revenues for the years before 2005 were primarily derived from sales of prepaid playing time for the9 City. Since we commercially launched WoW in China in June 2005, we have derived substantially all of our online game service revenues from sales of WoW playing time. In 2005, 2006 and 2007, revenues from our online game services amounted to RMB466.6 million, RMB1,028.0 million and RMB1,331.0 million (US$182.5 million), respectively. The year-on-year increase was mainly due to revenue growth from Blizzard Entertainment’s World of Warcraft as well as revenues from two new massively multiplayer online role playing games (MMORPGs) launched in 2007. The growth revenue from World of Warcraft was primarily attributable to its expansion packages of the Burning Crusade, which was launched in September 2007 and attracted numerous users.
     Time Consumption Model. We generate online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sell them to end users. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by end customers or when the likelihood that it will provide further online game service to those customers is remote.
     Virtual Items and Services Consumption Model. We also generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may use game points to purchase in-game premium features. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.
     Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns of inactive cards.
     Game Operating Support, Website Solutions and Advertisement. Prior to the commercial launch of WoW in China in June 2005, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. In 2005, 2006 and 2007, revenues from our game operating support, website solutions and advertisement services were RMB6.1 million, RMB4.8 million and RMB8.5 million (US$1.2 million), respectively. The increase was mainly due to the net effect of increased revenue from advertisement, sales of internally developed software, and decreased technical service fees from certain joint ventures.
     Short Message Services. We began offering SMS services near the end of 2003. In 2005, 2006 and 2007, revenues from our SMS services amounted to RMB3.4 million, RMB0.4 million and RMB0.6 million (US$0.08 million) respectively.
     Other Revenues. Our other sources of revenues primarily consist of revenues recognized from sales of game-related accessories and merchandise. In 2005, 2006 and 2007, revenues from our other products and services amounted to RMB13.2 million, RMB5.1 million and RMB10.0 million (US$1.4 million), respectively.

     Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including royalties which are equal to 22% of the face value of our prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold for WoW, amortization of the initial game license fee, amortization of intangible assets from the acquisition of C9I and other upfront license fees and other WoW-related costs, depreciation of property and equipment, consisting primarily of server depreciation charges, Internet data center and broadband bandwidth rental fees, production costs for prepaid cards and compensation to our customer service representatives and game-related technical IT personnel. We expect that our cost of services will increase primarily because we plan to establish new centralized servers in connection with the launch and operation of the new games.
     Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment of intangible assets.
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
     Sales and Marketing. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote WoW, SUN, GE and other games and compensation to our sales and marketing personnel. As we intend to continue aggressively marketing and promoting the WoW game and other MMORPGs, we expect that our sales and marketing expenses will increase.
     General and Administrative. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. We expect general and administrative expenses will increase with the expansion of our business.
     Impairment of Intangible Assets. Our expenses associated with the impairment of intangible assets consist primarily of impairment provisions for certain intangible assets relating to games which have ceased operation.
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
     The license agreement with VUG also provides that the license to the WoW game is non-assignable, non-sublicensable and non-transferable. VUG has the right to, among others, (i) modify WoW in any manner and at any time without liability to C9I; and (ii) except for those rights expressly granted to C9I, exploit its intellectual property in any manner, including the right to grant licenses to third parties for further exploitation of WoW in such form as movies, television exploitation and merchandising, and the exploitation of other versions of WoW in China. In addition, VUG retains ownership of all its intellectual property rights, including those relating to the localized WoW.
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
     Our business prospects also depend in part on our exclusive rights to operate other licensed games, including Granado Espada, Soul of the Ultimate Nation, Hellgate: London, Ragnarok Online 2, Huxley, Email Chronicles Online, EA Sports FIFA Online, Audition 2, Burn the Floor, and Atlantica in China. We also operate MU through 9Webzen (Shanghai) Co., Ltd., our joint venture with Webzen Inc. If we are unable to maintain a satisfactory relationship with any of our online game developers, or if any of our online game developers either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us, our operating results and our business would be harmed and, the price of our ADSs and ordinary shares could decline.
Holding Company Structure
     We are a holding company incorporated in the Cayman Islands, and rely primarily on dividends and other distributions from our subsidiaries and our affiliate in China for our cash requirements. Current PRC regulations restrict our affiliated entity and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entity and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and these reserves are not distributable as cash dividends. See Item 4, “Information on the Company — Business Overview — Government Regulations.” In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See Item 3, “Key Information — Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.” As of December 31, 2007, approximately RMB100.3 million (US$13.7 million) of our portion of the net assets of our affiliated entity and subsidiaries in China were subject to the regulatory restrictions on transfer to their shareholders in the form of cash dividends.
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
     In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. The issuance of

Internet café licenses has been suspended from time to time and was suspended again in 2007. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China, or any tightening of the governmental requirements relating to the customers’ age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all the new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner.
     In 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aimed to protect the physical and psychological health of minors. This law required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other users may continuously spend playing an online game. We have implemented such “anti fatigue” and identification systems on all of our online games. Further strengthening of such anti-fatigue and identification systems or the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See Item 3, “Key Information — Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
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
Income and Sales Taxes
     Companies established in China are generally subject to the EIT, at a statutory rate of 33%, while The9 Computer, C9I Shanghai, Shanghai IT, Shanghai Jincheng Advertisement and 9Webzen Shanghai were subject to a 15% EIT rate for the years ended December 31, 2005, 2006 and 2007 due to their place of incorporation in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai. In addition C9I Beijing is currently exempt from EIT as it is incorporated in the Zhongguancun High-tech Park in Beijing and the applicable government authorities in Beijing granted it “High and New Technology Enterprise” status. This tax status entitled C9I Beijing to enjoy EIT exemption for 2007, and the exemption is anticipated to continue through 2008 and 2009, and with a 50% reduction in the applicable EIT rate for the three years thereafter, if it continuously keeps its qualification as a “High and New Technology Enterprise.”
     The National People’s Congress of the PRC adopted and promulgated the New Tax Law on March 16, 2007, which became effective on January 1, 2008. In addition, a series of rules have been promulgated subsequently for the implementation of the New Tax Law. The New Tax Law adopted a unified enterprise income tax rate at 25% which is generally applicable to both domestic and foreign-invested enterprises in China and eliminated most preferential tax treatment available under previous tax laws and regulations. The New Tax Law and its implementation rules contemplate various transition periods and measures for previously existing preferential tax policies, including a 5-year period for enterprises that were entitled to a lower income tax rate to gradually transition to the new ordinary income tax rate of 25% and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Most of our PRC subsidiaries or affiliated entities will not be entitled to such transition treatments.

     Certain enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law and its implementation rules if they qualify as “High and New Technology Enterprises strongly supported by the state” but we cannot assure you that our PRC subsidiaries or affiliated entities will meet the criteria set by the relevant regulations and rules and be qualified as “High and New Technology Enterprises strongly supported by the state” for this purpose.
     Thus, our PRC subsidiaries or affiliated entities may no longer be entitled to such preferential tax rates or transition treatments, or any other preferential tax treatments under the New Tax Law.
     According to the New Tax Law and its implementation rules, High and New Technology Enterprises are strongly supported by the state and may still benefit from a preferential tax rate of 15%. In April 2008, the Chinese tax authorities announced general guidance on the applicable requirements and application procedures for preferential tax treatment as a High and New Technology Enterprise. We are awaiting additional official guidance to determine whether any of our PRC subsidiaries or affiliated entity will be entitled to such preferential tax rate.
     In addition, under the New Tax Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the New Tax Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold our The9 Computer and C9I through GameNow.net (Hong Kong) Ltd., and China The9 Interactive Limited, GameNow.net (Hong Kong) Ltd. and China The9 Interactive Limited are companies incorporated in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest will be subject to withholding tax at the maximum rate of 5%.
     However, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.”
     As the New Tax Law and its implementation rules have just come into effect, it is unclear how tax authorities will determine tax residency based on the facts of each case. As the majority of our management resides in China, we may be deemed as a “resident enterprise” under the New Tax Law and thus be subject to PRC enterprise income tax of 25% on our global income. According to the New Tax Law and its implementation rules, dividends are exempted from income tax, if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise.
     The continued eligibility of such preferential tax treatments The9 Computer, C9I Shanghai and C9I Beijing enjoyed before 2008 are subject to the implementation of the New Tax Law and other relevant regulations, and most of our PRC subsidiaries may no longer be entitled to such tax benefits. Under the new CIT Law and related detailed implementation guidance enacted so far, C9I Beijing is entitled to continue its tax holiday of 6 years (including 3 years of exemption from CIT followed by 3 years of 50% reduction in CIT rate since 2007); however, its CIT rate will increase gradually from 15% in 2007 to 25% in 2012 and future years. The gradual increase in C9I Beijing's future CIT rates did not result in a significant change in the Group's deferred taxation. See Item 3, “Key Information — Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares of ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”
Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

     A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
     Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that as of December 31, 2007, we did not maintain effective control over financial reporting due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP commensurate with the financial reporting requirements for certain areas, specifically, the recording and disclosure relating to the assessment and determination of functional currency, accounting for financial subsidies, accounting for certain types of stock option transactions, accounting for certain services provided to a vendor, and accounting for certain investments in preferred stock. Adjustments for the above mentioned areas were incorporated into our final consolidated financial statements as of and for the year ended December 31, 2007 as a result of the involvement of our auditor.
     Our management is evaluating remediation measures we could undertake to address this material weakness and will continue this evaluation so that we may institute a comprehensive remediation plan. It is expected that this plan will include but not be limited to, (a) hiring finance management, resources and personnel with knowledge and experience in U.S. GAAP, (b) providing more training on generally accepted accounting principles in the United States of America to accounting and other relevant personnel, and (c) where necessary, utilizing the services of external consulting professionals in the area of accounting advisory.
     PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Form 20-F.
Critical Accounting Policies
     We prepare financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
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

     We also charge our customers for purchases of services and virtual items. In some of our games, players can access the games free of charge but are charged certain game points for in-game premium features. Prepaid fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features are used. We started charging our customers for purchases of services and virtual items in 2006, and did not recognize significant revenue from such sales in the year ended December 31, 2006. In 2007, RMB88.2 million net revenue was recognized under this model.
     We sold our proprietary integrated membership management and payment system, Pass9, to independent third-party companies, for RMB11.7 million and RMB1.9 million in 2005 and 2007, respectively and sold our multi-channel integrated, internal message exchange and time efficient job processing platform, Force, to an independent third-party company, for RMB1.1 million in 2007. We recognized our sale upon delivery of Pass9 and Force to the purchasers. We do not believe that we have any future obligations associated with the sale and believe that the collectibility of the associated amount was reasonably assured as of December 31, 2005 and 2007, respectively.
     We account for our sales of CD-keys in which we perform multiple revenue-generating activities in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, we determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how considerations should be allocated among the separate units of accounting require significant judgment, including judgment with regard to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amounts and timing of revenue recognized.
     Product Development. We recognize software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”). As such, we expense software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale or available for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. The determination of whether an online game has reached technical feasibility requires significant judgment by us.
     We recognize website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1. “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and EIFT No. 00-02, “Accounting for Website Development Costs,” where applicable. As such, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since our inception, the amount of costs qualifying as capitalization has been immaterial, and as a result, all website and internally used software development costs have been expensed as incurred.
     Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charges and other overhead expenses for the development of online games. Other overhead product development costs include costs incurred by us to develop, maintain, monitor, and manage our websites. No product development costs were capitalized in 2005, 2006 and 2007 because the amounts were insignificant.
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
     A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse or our tax loss carry forwards expire, the outlook for the PRC economic environment, and the overall future industry outlook. We consider these factors in reaching our conclusion on the recoverability of the deferred tax assets and determine the valuation allowances necessary at each balance sheet date. As of December 31, 2006, valuation allowance of approximately RMB16.0 million was provided, as it was considered more likely than not that the deferred tax assets would not be recognized by the Company. Given the changes in business circumstances, including legal requirements, that occurred in 2007, management considered the expected future taxable income/loss for each of the group entities and has concluded that The9 Computer and Shanghai IT will be able to utilize their loss carryforwards. The recognition of the deferred tax assets became more likely than not and the valuation allowance of RMB13.0 million was reversed.
     Before 2008, The9 Computer, C9I Shanghai, C9I Beijing and Jiu Jing were subject to EIT on the taxable income reported in their statutory financial statements adjusted in accordance with the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement were subject to PRC Enterprise Income Tax Provisional Regulations (the old “PRC Income Tax Law”). Pursuant to the old PRC Income Tax Law, The9 Computer, C9I Shanghai, C9I Beijing, Jiu Jing, Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement were generally subject to EIT at a statutory rate of 33%. However, The9 Computer, C9I Shanghai, Shanghai IT and Shanghai Jiucheng Advertisement are incorporated in the Zhang Jiang Hi-tech Park of Pudong New District of Shanghai and C9I Beijing is incorporated in the Zhongguancun Hi-tech Park of the Haidian District in Beijing and holds a “High and New Technology Enterprise” qualification simultaneously, and the entities therefore were subject to a preferential 15% EIT rate according to the old PRC Income Tax Law and relevant local policies. The National People’s Congress of PRC adopted the new Enterprise Income Tax Law (“New Tax Law”) on March 16, 2007, which imposes a single unified EIT rate of 25% for most domestic enterprises and foreign invested enterprises which become effective January 1, 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as five years for certain foreign-invested enterprises which are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Such transitional measures may not, however, be available to our PRC subsidiaries or affiliated entities. Moreover, unlike the tax regulations before 2008, which specifically exempt withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the New Tax Law and its implementation rules provide that an income tax rate of 10% be normally applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC government and the governments of other countries or regions. In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. Under the Implementation Rules of the New Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors.” High and New Technology Enterprises that are specified as strongly supported by the State will be entitled to an income tax rate of 15%. The New Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures. Any significant increase of the EIT rate applicable to our PRC subsidiary, the imposing of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliate entities registered outside the PRC as a “resident enterprise” under the New Tax Law will have a material adverse impact on our results of operations and financial conditions. In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a “High and New Technology Enterprise.” C9I Shanghai did not provide for EIT for the years ended December 31, 2005 and 2006 as C9I Shanghai has passed the required annual inspection for the years ended December 31, 2005 and 2006. In April 2007, C9I Beijing received approval from certain government authorities to be classified as a “High and New Technology Enterprise,” under the old tax regime. This classification, subject to annual review, entitles C9I Beijing to enjoy an EIT exemption for 2007, 2008 and 2009 and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Beijing tax authorities have granted approval. C9I Beijing did not provide for EIT for the year ended December 31, 2007 as the company’s directors believe C9I Beijing will continue to meet these requirements for that year. However The9 Computer, C9I Shanghai, Shanghai IT, Jiu Jing and Shanghai Jincheng Advertisement will be subject to the unified EIT rate of 25% in the future.
     Property, Equipment and Software. In addition to the original cost of property, equipment and software, the carrying value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For each of 2005, 2006 and 2007, we did not recognize any impairment charges for property, equipment and software. Recognition of impairment charges require significant judgment. Any material differences to the estimates that had been used could result in differences in the amount and timing of the impairment charges.
     Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to four years. Prior to the third quarter of 2007, the servers used for WoW were amortized over WoW’s remaining license period of four years commencing from June 2005. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched and industry practice, the depreciation lives of all the servers was changed to a consistent period of four years. This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. The depreciation charge relating to this change in the year 2007 is to decrease depreciation expense by approximately RMB25.9 million.
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
     Upfront licensing fees paid to licensors are recognized as intangible assets if a game has reached technological feasibility when such payments are contractually due. Technological feasibility is met upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to four years. We commence amortization of the upfront licensing fees upon the launch of the applicable online game.
     Goodwill. We recognize goodwill in accordance with SFAS No. 142 “Goodwill and Intangible Assets” (“SFAS 142”) as the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. In August 2005, we acquired the remaining 31.1% of the shares of C9I, the company that operates WoW in mainland China, for US$40 million. In connection with this acquisition, we recorded approximately RMB30.2 million as goodwill. Under SFAS 142, goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Impairment assessment of goodwill requires significant judgment, including assumptions used to determine the fair value of the reporting units. No goodwill impairment was recognized in 2007.
     Share-Based Compensation. We granted a total of 92,600 options in 2005, 212,352 options in 2006 and 1,197,500 in 2007 under our Amended 2004 Stock Option Plan to some of our employees and directors.
     Effective January 1, 2006, we adopted FASB Statement No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes FASB Statement No.123, “Accounting-Based Compensation” (“SFAS 123”) and Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, we are required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. We recognize the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from two to four years. In March 2005, the Securities & Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123R. We have applied the provisions of SAB 107 in its adoption of SFAS 123R.
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
     Share-based compensation expenses of RMB17,739,543 and RMB46,728,166 (US$6,405,857) were recognized for the years ended December 31, 2006 and 2007, respectively, for options granted to the Company’s employees under SFAS 123R.
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
     We account for share-based compensation arrangements with non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments That Are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.”
     Impairment of Investment in Equity Investments. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB20.4 million and RMB0.6 million (US$0.09 million) was recognized in 2006 and 2007, respectively.
     Impairment of Long-lived Assets and Intangible Assets. Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates of judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets amounting to RMB5.7 million, RMB0.9 million and RMB18.7 million was recognized in 2005, 2006 and 2007, respectively. The increase in impairment charges relating to intangible assets from 2006 to 2007 was mainly due to impairment provision for certain prepaid license fees for the Guild of War game, which ceased operation.
Results of Operations
     The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Revenues:
Online game services	100.4%	104.2%	104.0%
Game operating support, website solutions and advertisement	1.3%	0.5%	0.7%
Short message services	0.7%	0.1%	0.1%
Other revenues	2.8%	0.5%	0.7%
Sales taxes	(5.2)%	(5.3)%	(5.5)%

Net revenues	100.0%	100.0%	100.0%
Cost of services	(51.7)%	(53.2)%	(54.7)%

Gross profit	48.3%	46.8%	45.3%

Operating expenses:
Product development	(8.7)%	(3.1)%	(3.2)%
Sales and marketing	(13.3)%	(6.0)%	(8.1)%
General and administrative	(12.2)%	(10.2)%	(14.1)%
Impairment of intangible assets	(1.3)%	(0.1)%	(1.5)%

Total operating expenses	(35.5)%	(19.4)%	(26.9)%

Profit from operations	12.8%	27.4%	18.4%
Interest income, net	2.2%	0.9%	4.0%
Other income (expense), net	3.2%	2.9%	(2.4)%
Income tax (expense) benefit	0.0%	0.3%	(0.7)%
Gain on investment disposal	1.4%	2.4%	—

Impairment loss on investment	—	(2.1)%	(0.1)%

Loss on equity investments, net of taxes	(3.0)%	(0.1)%	(0.4)%

Minority interests	(1.0)%	—	—

Net income	15.6%	31.7%	18.8%

      Year 2007 Compared to Year 2006
     Revenues. Our revenues in 2007 increased by 30% to RMB1,350.1 million (US$185.1 million) from RMB1,038.3 million in 2006, primarily due to the increase of our revenue from online game services.
     Online Game Services. In 2007, revenues from online game services substantially increased by 29% to RMB1,331.0 million (US$182.5 million) from RMB1,028.0 million in 2006, mainly due to revenue growth from Blizzard Entertainment’s World of Warcraft, as well as revenues from two new massively multiplayer online role playing games (MMORPGs) launched in 2007. The revenue growth of World of Warcraft was primarily attributable to the expansion package of The Burning Crusade, which was launched in September 2007 and attracted numerous users.
     Game Operating Support, Website Solutions and Advertisement. In 2007, revenues from game operating support, website solutions and advertisement were increased by 78% to RMB8.5 million (US$1.2 million) from RMB4.8 million in 2006. The increase was mainly due to the net effect of increased revenue from advertisement, sales of internally developed software, and decreased technical service fees from certain joint ventures.
     Short Message Services. In 2007, revenues from SMS service increased by 36% to RMB0.6 million from RMB0.4 million in 2006.
     Other Revenues. In 2007, revenues generated from other products and services increased to RMB10.0 million (US$1.4 million) from RMB5.1 million in 2006, mainly due to the increase of WoW merchandise sales and certain software sales in fiscal year 2007.
     Cost of Services. Cost of services in 2007 increased to RMB700.0 million (US$96.0 million) from RMB524.0 million in 2006, primarily due to higher server depreciation in 2007 related to server purchases in the second quarter to facilitate the launch of the Burning Crusade expansion pack for the WoW game and royalty and IDC costs associated with increasing revenue from online games.
     Operating Expenses. Operating expenses in 2007 increased by 79% to RMB343.7 million (US$47.1 million) from RMB191.6 million in 2006, primarily due to increased sales and marketing expenses relating to promotion of several games and particularly significant content upgrade, increased product development expenses due to increased effort in in-house game development and pre-commercialization costs of new games, as well as increased general and administrative expenses, primarily related to increase in headcount, non-cash share-based compensation expenses and Sarbanes-Oxley compliance related professional fees.
     Product Development. Product development expenses in 2007 increased by 34.6% to RMB41.4 million (US$5.7 million) from RMB30.8 million in 2006, primarily due to the increased effort in in-house game development and pre-commercialization costs of new games.
     Sales and Marketing. Sales and marketing expenses in 2007 increased by 73.3% to RMB103.3 million (US$14.2 million) from RMB59.6 million in 2006. The increase was primarily due to the increase in promotion expenses for two newly launched games and an expansion pack for WoW.
     General and Administrative. General and administrative expenses in 2007 increased by 79.6% to RMB180.3 million (US$24.7 million) from RMB100.4 million in 2006, primarily due to an increase in headcount, non-cash share-based compensation expenses and Sarbanes-Oxley compliance related professional fees. In addition, The9 Computer, C9I Shanghai and C9I Beijing pay sales tax at a rate of 5% and related surcharges on the gross revenue derived from their contractual arrangements with Shanghai IT since February 2007. These taxes are primarily recorded as operating expenses in accordance with our accounting policy.
     Impairment of Intangible Assets. Impairment of intangible assets in 2007 increased to RMB18.7 million (US$2.6 million) compared to RMB0.9 million in 2006, primarily due to impairment provision for prepaid license fees for the Guild Wars game that ceased operation in early 2008.
     Interest Income, Net. Net interest income increased to RMB50.7 million (US$6.9 million) in 2007 from RMB9.1 million in 2006, mainly due to an increase in cash balance from operations and cash receipt from Electronic Arts Inc. (EA)’s equity investment in us in May 2007.
     Other Income (Expense), Net. In 2007, other expenses were RMB30.1 million (US$4.1 million), compared to other income of RMB28.4 million in 2006. This was a combined result of a decrease in financial subsidies received from the local government during 2007 compared to 2006 and an increase in foreign exchange loss in 2007 with the accelerated appreciation of the RMB against the U.S. dollar. Financial subsidies received amounted to RMB21.1 million (US$2.9 million) in 2007 compared to RMB31.0 million in 2006, and foreign exchange loss amounted to RMB51.0 million (US$7.0 million) in 2007 compared to RMB2.5 million in 2006.
     Income Tax Benefit (Expense). In 2007, income tax expense was RMB9.3 million (US$1.3 million), compared to income tax benefit of RMB2.7 million in 2006. The increase in income tax expense primarily related to a wholly-owned subsidiary of the Company that enjoyed tax holiday in fiscal 2006, which expired in 2007 when the entity was subject to income tax of 15%. The impact of which was offset by a reversal of valuation allowance and recognition of deferred tax assets based on higher tax rates resulting from the New Tax Law as of December 31, 2007. As a result, the effective income tax rate for the year ended December 31, 2007 was approximately 4% (2006: -1%).
     Gain on Investment Disposal. In 2006, we recognized a gain of approximately RMB23.4 million. No such gain was recognized for the year of 2007.
     Loss on Equity Investments, Net of Taxes. In 2007, we recorded RMB5.7 million (US$0.8 million) of loss on equity investments, net of taxes, compared to a loss of RMB0.9 million in 2006. This was mainly because we disposed of our equity investment in the joint venture in Taiwan that operates Blizzard Entertainment’s World of Warcraft in other greater China regions at the end of 2006. There was no profit contribution from this joint venture investment in 2007.

     Impairment Loss on Investment. In 2007, we recorded an impairment provision of RMB0.6 million (US$0.1 million) compared to RMB20.4 million in 2006. Impairment provisions were recognized in connection with certain investments accounted for by the Company under the equity method during respective periods.
     Net Income. Net income in 2007 decreased by 23% to RMB240.9 million (US$33.0 million) from RMB312.5 million in 2006, as a result of the cumulative effect of the above factors.
Year 2006 Compared to Year 2005
     Revenues. Our revenues in 2006 increased to RMB1,038.3 million from RMB489.2 million in 2005, primarily due to the increase of our revenue from online game services.
     Online Game Services. In 2006, revenues from online game services substantially increased to RMB1,028.0 million from RMB466.6 million in 2005, primarily due to the increase in revenues we generated from our commercial operation of WoW in China for the full year in 2006, compared to seven months in 2005.
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
     Other Revenues. In 2006, revenues generated from other products and services decreased to RMB5.1 million from RMB13.2 million in 2005, primarily due to the decrease of sales of WoW installation packages in 2006.
     Cost of Services. Cost of services in 2006 increased to RMB524.0 million from RMB240.4 million in 2005, primarily due to WoW-related costs, including royalties to VUG, server-related costs and staff costs, that were incurred for the full year in 2006, while only for seven months in 2005. There was also a full year’s intangible assets amortization related to The9’s acquisition of the remaining 31.1% interest in the entity that operates WoW in China, while only for four months in 2005.
     Operating Expenses. Operating expenses in 2006 increased by 16% to RMB191.6 million from RMB164.9 million in 2005, primarily due to the increase of general and administration expenses as discussed below.
     Product Development. Product development expenses in 2006 decreased by 24.3% to RMB30.8 million from RMB40.6 million in 2005, primarily due to the completion of our first self-developed game, JJW.
     Sales and Marketing. Sales and marketing expenses in 2006 decreased by 3.6% to RMB59.6 million from RMB61.8 million in 2005. The decrease was primarily due to the decrease of WoW-related advertising and promotion activities conducted in 2006.
     General and Administrative. General and administrative expenses in 2006 increased by 77.1% to RMB100.4 million from RMB56.7 million in 2005, primarily due to increased staff costs, which was in large part due to an increase of headcount, share-based compensation expenses resulting from the adoption of SFAS 123(R) Share-Based Payment, effective from January 1, 2006, and higher professional fees.
     Impairment of Intangible Assets. Impairment of intangible assets in 2006 decreased to RMB0.9 million compared to RMB5.7 million in 2005, primarily due to an impairment provision made for Zhi Zun and most of MO in 2005, while the impairment in 2006 was made for the remaining of MO and KOC.
     Interest Income, Net. Net interest income decreased to RMB9.1 million in 2006 from RMB10.0 million in 2005, primarily because we kept less cash denominated in USD in 2006 due to the depreciation of USD against RMB, which generally bears interest at a higher rate.

     Other Income, Net. Other income, net increased by 96.4% to RMB28.4 million in 2006 from RMB14.5 million in 2005, primarily due to an increase of financial subsidies from the local government received in 2006 as compared with 2005.
     Income Tax (Expense) Benefit. In 2005 and 2006, our effective tax rate was close to zero primarily as a result of the EIT exemption enjoyed by C9I Shanghai, which comprised substantially all of our net profit for the year. There was income tax benefit of RMB2.7 million in 2006, while income tax expense of RMB0.2 million in 2005.
     Gain on Investment Disposal. In 2006, we recognized a gain of approximately RMB23.4 million from the sale of our equity interest in the joint venture in Taiwan that operates WoW in other greater China regions.
     Impairment Loss on Investment. In 2006, we recorded an impairment provision of RMB20.4 million in connection with an investment accounted for by us under the equity method. No such impairment was recognized in 2005.
     Loss on Equity Investments, Net of Taxes. In 2006, loss on equity investments, net of taxes, decreased to RMB0.9 million from RMB13.7 million in 2005. This was primarily because the joint venture that operates World of Warcraft in other greater China regions, which we disposed of in late fiscal year 2006, recorded a profit in 2006, while all invested companies were operating at a loss in 2005.
     Net income. Net income in 2006 increased by 331% to RMB312.5 million from RMB72.5 million in 2005, as a result of the cumulative effect of the above factors.
B. Liquidity and Capital Resources
     The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
				(unaudited)
		(in thousands)
Net cash provided by operating activities	184,541	598,910	616,596	84,528
Net cash used in investing activities	(483,651)	(204,827)	(461,585)	(63,277)
Net cash provided by financing activities	3,832	58,040	1,174,645	161,029
Effect of foreign exchange rate changes on cash	(9,882)	(2,522)	(52,220)	(7,159)
Net (decrease) increase in cash and cash equivalents	(305,160)	449,601	1,277,436	175,121
Cash and cash equivalents at beginning of year	793,405	488,245	937,846	128,567
Cash and cash equivalents at end of year	488,245	937,846	2,215,282	303,688
     We have financed our operations primarily through the proceeds from the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, the equity investment received from EA in May 2007, and the net proceeds from our initial public offering of our ADSs in December 2004. We repaid the entire outstanding principal plus interest accrued on the convertible loans in December 2004.
     Lastly, we have financed our operations through our operating activities. As of December 31, 2007, we had RMB2,215.3 million (US$303.7 million) in cash and cash equivalents. In addition to the financing activities mentioned in the above paragraph, the year-over-year increase in cash and cash equivalents is attributable to the cash receipts from sales of prepaid game points, offset in part by prepaid royalty payments to game licensors and our share repurchase program.
     Net cash provided by operating activities was RMB616.6 million (US$84.5 million) in 2007 compared to RMB598.9 million in 2006. This increase was mainly due to the combined results of increased receipts from prepared game points and financial subsidies from the local government, offset in part by prepaid royalties to VUG and operating expenses.
     Net cash provided by operating activities was RMB598.9 million in 2006 compared to RMB184.5 million in 2005. This increase was mainly due to the combined result of increased receipts from prepared game points, and financial subsidies from the local government, offset in part by prepaid royalties to VUG, and operational expenses.
     Net cash used in investing activities was RMB461.6 million (US$63.3 million) in 2007, compared to RMB204.8 million in 2006 and RMB483.7 million in 2005. The increase from 2006 to 2007 was due to the purchase of more servers, game licenses and payments for equity investments in 2007 as compared to 2006. The decrease from 2005 to 2006 was due to fewer server purchases and investment volume in 2006 as compared to 2005.
     We have sufficient cash balance as at December 31, 2007 to meet the Group’s operating cash flow requirements and enable the Group to meet its obligations and to pay off debts as and when they fall due for the coming 12 months.
Capital Expenditures
     Capital Expenditures. We made capital expenditures of RMB273.0 million, RMB118.8 million and RMB464.3 million (US$63.6 million) in 2005, 2006 and 2007, respectively. The capital expenditures principally consisted of purchases of servers, office buildings, computers and other items related to our network infrastructure and license fees. However, if we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds. In addition, on April 1, 2007, we purchased our office building comprising 14,518 square meters of office space, which we leased previously.
C. Research and Development
     Our research and development efforts are primarily focused on the localization of licensed games from foreign developers, the development of our proprietary online games, and the maintenance of our websites. We intend to maintain our internal game development capabilities and license more new games that are attractive to users in China.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     Other than our operating leases, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
     We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in US$)

Operating Lease Obligations	6,813,886	5,985,335	828,551	—	—

     In addition to the leasing obligations set forth above, we have contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by us. The following table sets forth our committed advance payments of royalties from sales of WoW playing time in China as of December 31, 2007.

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in US$)

Advance payment of WoW minimum royalties	10,312,474	5,156,237	5,156,237	—	—
     The following paragraphs describe royalties and other amounts that we have agreed to pay in connection with our licensing and operation of WoW in China.
     Other than WoW-related royalty payment obligations, as of December 31, 2007, the total outstanding license fees, guaranteed minimum royalty fees and marketing expenses the Group was required to pay within the next five years under other license agreements were as follows:

US$
License fees	10,900,000
Minimum royalty fees	69,948,134
Guaranteed marketing expenses	20,000,000

100,848,134

     Please refer to page F-48 for the Group’s other commitments with variable amounts.
     In 2007, we entered into agreements to operate the following games:

Game	Developer	Description
Ragnarok Online 2	Gravity Co. Ltd.	3D MMORPG
Email Chronicle Online	Gravity Co. Ltd.	2.5D MMORPG
Huxley	Webzen Inc.	3D first-person shooting MMORPG
Audition 2	G10 Entertainment	Casual dancing game
EA Sports FIFA Online	Electronic Arts, Inc.	Casual soccer game
Burn the Floor	Ideas Corporation	Casual dancing game
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
     Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to Webzen, Hanbisoft and VUG and a significant portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of RMB against the U.S. dollar by the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
     Any significant revaluation of RMB may adversely affect our cash flows and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated monetary assets into RMB, as the RMB is our functional and reporting currency.
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
     In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.
     In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

     In December 2007, the SEC published Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, “Share-based payment.” SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement on Financial Accounting Standard No. 123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB No. 110 did not require any substantial adjustments to our consolidated financial statements for the year ended 2007.
     In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosure about fair value measurements. The adoption of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is evaluating the impact adopting SFAS 157 will have on its consolidated financial statements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of FASB Statement 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of Statement 157 before February 12, 2008.
     In March 2008, the FASB issued FASB Statement No. 161, or FASB 161, “Disclosure about Derivative Instruments and Hedging Activities.” FASB 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosure to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact the adoption of FASB 161 may have on the consolidated financial position or results of operations.
     In April 2008, the FASB issued Staff Position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets. This statement states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for entity-specific factors. This FSP will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The Group is currently assessing the impact of adopting FSP No. 142-3.
     In May 2008, the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present fairly in conformity with generally accepted accounting principles.’” The Company does not expect the adoption of FAS 162 will have a significant impact on its consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The names of our current directors and executive officers and their respective ages and positions as of the date of this report are as follows:

Directors, Director Nominees and Executive Officers	Age	Position/Title

Jun Zhu	41	Chairman of the Board and Chief Executive Officer

Cheung Kin Au-Yeung(1)	60	Director

Davin Alexander Mackenzie(2)(3)	47	Independent Director

Chao Y. Wang(2)(3)	43	Independent Director

Directors, Director Nominees and Executive Officers	Age	Position/Title
Ka Keung Yeung(2)(3)	49	Independent Director
Xiaowei Chen(4)	40	President
Tony Tse(5)	38	Chief Financial Officer
Xudong He(5)	36	Vice President
Alan Chen(6)	47	Vice President and Chief Technology Officer
Lingdong Huang	31	Vice President
Fumin Lin	41	Vice President
Swun Woo Park	35	Vice President
Chris Shen	39	Vice President — Marketing
Yong Wang	41	Vice President
Jun Yao	38	Vice President
Donglei Fang	32	Vice President

(1)	Cheung Kin Au-Yeung is appointed as a non-executive director to replace the retiring Stephen Cheuk Kin Law effective December 14, 2007.

(2)	Member of Compensation Committee.

(3)	Member of Audit Committee.

(4)	Xiaowei Chen was appointed as President effective May 16, 2008.

(5)	Hannah Lee resigned as Senior Vice President and Chief Financial Officer, effective as of the end of February 2008. Xudong He was appointed as an Acting Chief Financial Officer effective March 1, 2008. Tony Tse, who was appointed as Chief Financial Officer effective April 7, 2008, resigned from this position for personal and family reasons effective July 2008. George Lai has been appointed Chief Financial Officer of our company and will assume responsibilities in July 2008.

(6)	Alan Chen resigned as Vice President effective June 2007.
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
     Cheung Kin Au-Yeung joined Morningside Group (“Morningside”) in 1996 to oversee its PRC portfolio operations. While with Morningside, he served on the board of directors of Media Partners International Holdings Inc. from June 2001 to November 2005 and was seconded to Sohu.com as Chief Operating Officer from July 1999 to December 1999. Mr. Au-Yeung has over twenty-two years of operating experience in mainland China, and prior to joining Morningside, he ran the greater China operations of several multinational companies for more than sixteen years as general manager. Mr. Au-Yeung holds an MBA and an M.S. in Physics from Indiana University.
     Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is the Managing Director and Beijing Representative of Peak Capital, a private equity and advisory firm. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an M.A. degree in International Studies and an MBA degree from the Wharton School of the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School in Massachusetts.

     Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he headed Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc, Rising Tech Co. and Infront Sport Media. Mr. Wang holds a Bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.
     Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung is the Executive Vice President and Chief Financial Officer of Phoenix Satellite Television Holdings Limited in charge of corporate finance and administration. He is also the company Secretary and Qualified Accountant. Mr. Yeung joined Phoenix in March 1996 and is in charge of all of Phoenix’s internal and external financial management and arrangements as well as the supervision of administration and personnel matters. Mr. Yeung graduated from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the field of finance and business development.
     Xiaowei Chen served as President of CDC Games and China.com prior to joining the company. From August 2003 to June 2005, she was a consultant at McKinsey & Company, New York. Prior to that, Ms. Chen served as anchor and executive producer at China Central Television (CCTV), as well as an independent TV producer. In 2006, Ms. Chen was recognized as one of the outstanding female figures in China for her contributions to the Chinese economy. Ms. Chen received her Ph.D. in Molecular Genetics & Biochemistry from the University of Pittsburgh. She completed her undergraduate education at the University of Science & Technology of China.
     Tony Tse has served as our CFO since April 7, 2008. Prior to joining us, he served on the Board of Directors at UOB Asia (Hong Kong) Limited. From May 2002 to July 2005, he served as Vice President of Equity Capital Markets at DBS Asia Capital Limited. From June 2000 to April 2002, he served as assistant manager of the GEM-Listing Division at Hong Kong Exchanges and Clearing Limited. Prior to that, Mr. Tse served in various positions at Deloitte Touche Tohmatsu, Hong Kong, BDO Dunwoody, Chartered Accountant, Canada, and Ernst & Young, Hong Kong. Mr. Tse received his EMBA degree from Richard Ivey School of Business, University of Western Ontario, Canada, and a Bachelor’s degree in Finance and Accounting from University of Salford, United Kingdom. Mr. Tse is a member of American Institute of Certified Public Accountants (AICPA), Illinois Certified Public Accountants Society, and Institute of Accountants Exchange. Mr. Tse is also an associate member of Hong Kong Institute of Certified Public Accountants, and the Chartered Institute of Management Accounts.
     Xudong (Oliver) He has served as our Vice President since 2000, and prior to that served in other positions including Financial Controller and Chief Operating Officer. Before joining us, Mr. He served with PricewaterhouseCoopers in China as a senior consultant and auditor. Mr. He received his Bachelor’s degree from Fudan University and an MBA degree from Shanghai Jiao Tong University. Mr. He is a member of the China Institute of Certified Public Accountants.
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
     Fumin (Benjamin) Lin has served as our Vice President since February 2007. Prior to joining us, since January 2006, Mr. Lin served as the general manager of Joypark Webstar Technology Co., Ltd. in Beijing, an affiliated company of Softstar Entertainment Inc. From October 2001 to December 2005, Mr. Lin served various management functions at Square-Enix Webstar Inc., a joint venture between Softstar Entertainment Inc. in Taiwan and Square Enix Co., Ltd. in Japan, and led it to be a leading game developer and publisher in Asia. From October 2000 to September 2001, he served as Assistant Vice President of Webstar Inc. in Taipei. Prior to that, Mr. Lin worked as a product manager at Softstar Entertainment Inc. and Dynalab Inc. Mr. Lin is experienced in leading

MMORPG operations in China. Mr. Lin received his Bachelor’s degree in Arts & Advertisement from the Chinese Culture University in Taipei, Taiwan.
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
     Chris Shen has served as our Vice President — Marketing since January 1, 2006. Mr. Shen joined The9 in August 2005 as our Senior Director of Marketing and is in charge of The9’s marketing and public relations activities. Prior to joining The9, Mr. Shen served as Group Account Director and Account Director for several renowned advertising agencies in Shanghai and Taipei, mainly focused on servicing multinational brands of different industries, including fast-moving consumer goods, financial services and retailing. During the past 12 years, Mr. Shen helped numerous local and international brands plan and execute various marketing initiatives, resulting in these brands’ excellent performance in their respective markets. Mr. Shen received his Bachelor’s degree in management science from the National Chiao Tung University in Taiwan.
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
     Jun Yao has served as our Vice President in charge of business development since 2000. Prior to joining us, he was a business development manager at Eachnet.com from January 2000 to June 2000. From 1998 to 1999, Mr. Yao was a manager in the business technology and consulting department of Pudong Software Development Company. Prior to that, he worked at the Shanghai Municipal Government and Pudong New District Government from 1992 to 1998. Mr. Yao received his Bachelor’s degree from Zhejiang University.
     Dong Lei Fang has served as our Vice President since May 2008. Prior to joining The9, Mr. Fang served as Chief Operating Officer of CDC Games at China.com. Mr. Fang joined China.com in November 2005 and has held various positions including Chief Technical Officer, Vice President of Operations, as well as Director of Product Channel Management. Prior to that, Mr. Fang served at SINA.com for six years in various positions including Marketing Director for Search Division, and Channel Manager of North China. Mr. Fang received his Bachelor Degree in Automatics from the Industrial University of Beijing in 1999.
B. Compensation of Directors and Executive Officers
     In 2007, the aggregate cash compensation to our executive officers was approximately RMB17,810,205 (US$2,441,560). We paid a total of RMB0.8 million (US$0.1 million) in cash to our non-executive directors for their services in 2007. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Amended 2004 Stock Option Plan
     Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 2006, we increased the ordinary shares reserved under our 2004 option plan to 2,449,614 shares. Of this amount, options to purchase 2,261,708 shares were granted as of June 30, 2008, excluding options forfeited pursuant to the terms of our Amended 2004 Stock Option Plan. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of June 30, 2008.

	Total Number of Ordinary	Exercise
	Shares Underlying Options	Price Range
	Granted*	(in US$)

Jun Zhu	950,000	38.54
Hannah Lee	138,324	17.00-19.96
Jun Yao	112,272	17.00-30.90
Yong Wang	96,102	17.00
Chris Shen	40,000	19.96-30.90
Stephen Law**	14,300	17.00
Chao Y. Wang	39,300	17.00 -38.54
Ka Keung Yeung	39,300	17.50 -38.54
Davin Alexander Mackenzie	39,300	17.50 -38.54
Lingdong Huang	36,450	17.00 -30.90
Other individuals as a group	756,360	17.00 -30.90

*	Excluding 355,483 options forfeited as of June 30, 2008 pursuant to the terms of our Amended 2004 Stock Option Plan.

**	Stephen Law’s option vesting period was extended until June 13, 2008. Mr. Law exercised 1,788 options on May 28, 2008, at an exercise price of US$24.56, for an aggregate of US$43,913.28.
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
     Changes in Capitalization and Other Adjustments. If we shall at any time increase or decrease the number of outstanding shares, or change in any way the rights and privileges of our outstanding shares, by means of a payment or a stock dividend or any other distribution upon such ordinary shares, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving such ordinary shares, then in relation to the ordinary shares that are covered by the options granted or available under the plan and are affected by one or more of the above events, the number, rights and privileges shall be increased, decreased or changed in like manner as if such ordinary shares had been issued and outstanding, fully paid and non-assessable at the time of such occurrence.
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
C. Board Practices
     In 2007, our directors met in person or via telecommunication devices five times and passed resolutions by unanimous written consent nine times. Most directors attended all of the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.
Board of Directors
     Our board of directors consists of the following five directors: Jun Zhu, Cheung Kin Au-Yeung, Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
Committees of the Board of Directors
     Audit Committee. In 2007, our audit committee held four meetings. Our audit committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 4200 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.
     The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
     Compensation Committee. In 2007, our compensation committee held four meetings. Our compensation committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom meet the “independence” definition under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:
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
     Option Administrative Committee. Our option administrative committee consists of Messrs. Zhu and Au-Yueng. The option administrative committee assists the board in reviewing details of our stock option plan, and along with the board determines the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria. The option administrative committee did not meet in 2007.
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
Terms of Directors
     Our board of directors are currently divided into two classes with different terms, one of which expires each year. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors hold office until the date of the annual general meeting of shareholders to be held in 2009, and Jun Zhu and Cheung Kin Au-Yeung, each of whom represents a major shareholder of our company, will hold office until the date of the annual general meeting of shareholders to be held in 2008.

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
D. Employees
     As of December 31, 2007, we had 1,361 employees, including 93 in management and administration, 811 in our customer service centers, 234 in game operations, sales and marketing, and 223 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2008, by:
     (1) each of our directors and executive officers who are also our shareholders; and
     (2) each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)

Directors and executive officers:
Jun Zhu(3)	6,007,334	20.50
All Directors and Senior Executive Officers as a Group(4)	6,097,334	20.81
Principal shareholders:
Bosma Limited(5)	5,145,065	17.56
EA International Studio and Publishing Ltd.(6)	4,506,829	15.38

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership is based on 29,606,629 ordinary shares outstanding as of May 31, 2008, excluding shares underlying outstanding options as of that date and shares repurchased pursuant to our share repurchase program but not yet accounted for in our member register. Under §37(3)(g) of the Cayman Islands Companies Law (2007 Revision), shares redeemed or purchased under §37 shall be treated as canceled on redemption or purchase, and the amount of a company’s share capital shall be diminished by the nominal value of those shares accordingly. It is, however, the register of members which determines whether shares have been validly issued, transferred or repurchased. Board resolutions approving and executing the repurchase of shares pursuant to our share repurchase program have been adopted, but such purchases have not yet been reflected in our register of members. For purposes of this annual report on Form 20-F, we have determined beneficial ownership based upon the number of outstanding shares reflected in our register of members, but have calculated earnings per share and other financial metrics to take into account repurchases made pursuant to our share repurchase program.

(3)	Consists of 6,000,000 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu and 7,334 ordinary shares beneficially owned by Mr. Zhu. The business address for Mr.

Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Jun Zhu and Xudong He, and exclude shares underlying options held by our directors and officers.

(5)	Consists of 5,145,065 ordinary shares held by Bosma. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

(6)	Consists of 4,506,829 shares owned by EA International Studio and Publishing Ltd., a Bermuda corporation. The address for EA International Studio and Publishing Ltd. is LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     See Item 6, “Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
Arrangements with Affiliated PRC Entities
     Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in the Internet content provision, Internet culture operation and Internet publishing businesses in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT under which Shanghai IT, The9 Computer and 9Webzen Shanghai jointly operate the MU game in China and share the revenues from MU before October 2006. C9I Shanghai has entered into similar contractual arrangements with Shanghai IT and The9 Computer to jointly operate WoW in mainland China and to share the revenues from operating WoW in China.
     Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China; Shanghai IT is owned by Jun Zhu, our Chief Executive Officer and shareholder, and Yong Wang, our Vice President. Shanghai Advertisement held the requisite license for conducting the advertising business in China; Shanghai Advertisement was owned by Shanghai IT and Xudong He, our Vice President. Shanghai Advertisement is now dissolved. Shanghai Jiucheng Advertisement, which is wholly owned by Shanghai IT, now holds the requisite business license for an advertising entity in China.
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
     We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, PRC Counsel Partners, these agreements, except for those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

     Master Agreement for MU. The9 Computer, 9Webzen and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of the domain name www.muchina.com and Internet content provider. The parties share the revenues generated by MU in China pursuant to the following revenue sharing provisions set forth in the agreement: (i) Shanghai IT is entitled to the amounts being RMB10 per average concurrent user per month, but in any case no more than 5.5% of net revenue; (ii) The9 Computer is entitled to 5% of net revenue prior to October 2006, and none thereafter; and (iii) 9Webzen is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer.
     Master Agreement for WoW. The9 Computer, C9I Shanghai and Shanghai IT have entered into a master agreement in connection with the operation of WoW in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; C9I Shanghai acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW. The revenues generated by WoW in China are shared by C9I Shanghai, Shanghai IT and The9 Computer pursuant to following revenue sharing provisions set forth in the master agreement in connection with operating WoW in China: (i) Shanghai IT is entitled to RMB10,000 per month; (ii) The9 Computer is entitled to 5% of net revenue, less the RMB10,000 per month paid to Shanghai IT; and (iii) C9I Shanghai is entitled to the remaining 95% of net revenue. Since February 2007, the Domain Name License Agreement terminated and The9 Computer, C9I Shanghai and Shanghai IT amended the Master Agreement for WoW to add China The9 Interactive (Beijing) (“C9I Beijing”) as a party to the Master Agreement, which was updated in May 2007. Pursuant to this amendment, the revenue-sharing arrangements were revised so that all revenue is recognized by Shanghai IT first, and services are provided and revenue recognized by the other parties based on fair-market value.
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
     In April 2005, concurrently with our execution of a loan agreement to grant China Interactive a US$6.0 million, interest-bearing loan, China Interactive granted an option to us to purchase all C9I’s shares held by China Interactive at the total purchase price equal to the principal amount of the loan plus the interest accrued thereon. We may exercise the option, in whole or in part, only if China Interactive fails to repay the loan and interest accrued thereon in full on the maturity date of the loan or otherwise breaches the loan agreement, or an event of default under the loan agreement shall have occurred. The loan matures one year from the date on which the loan was made. China Interactive has pledged all of its C9I shares to us to secure the due and timely performance of its obligations under the loan agreement. In July 2005, we signed a term sheet to purchase the remaining 31.1% interest in C9I from China Interactive for a total purchase price of US$40 million, payable at four installments. We acquired the remaining interest and C9I became our wholly-owned subsidiary in late August 2005. As of the date of this report, the US$40 million purchase price has been paid in full.
Investments in Affiliated Companies
     In December 2005, we entered into an agreement with Webzen, Inc. to sell our 21% interest in 9Webzen to Webzen, Inc. for a total consideration of US$2.8 million. After completion of the sale, our interest in 9Webzen was reduced from 51% to 30%.
     In June 2005, we entered into a joint venture agreement through Spring Asia with Softworld, Ltd., and established GFD, Inc., or GFD. At that point we held 30% of GFD, with Softworld, Ltd. owning the remaining 70%. Our total investment in this joint venture was US$1.5 million, and GFD held an exclusive license to operate the WoW game in China outside of mainland China. In December 2006, we entered into an agreement with China Interactive Limited to sell our 100% interest in Spring Asia Limited for a total consideration of US$7.0 million. This payment was guaranteed by IAH, a company in which we own shares.
     In August 2006, we invested in Sunmi Rise Limited. We currently own 30% of Sunmi Rise and our total investment in this company was US$1.0 million. Sunmi Rise holds an exclusive license to operate Groove Party, a casual online game in mainland China.
     In July 2006, we invested in IAH. As of December 31, 2007, the Group’s investment represents IAH’s 11.4% equity interest on an “as converted” basis. In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the convertible and redeemable preferred shares are debt securities that are recorded as available-for-sale investment. In 2007, the company recognized RMB13,643,131

(US$1.9 million) for change in the fair value of the investment in IAH in other comprehensive income. IAH holds exclusive licenses to operate Granado Espada and Hellgate: London in eight southeast Asia countries.
     In January 2008, we invested in Ideas Corporation. We currently own 17% redeemable preferred shares and 17% ordinary shares of Ideas and our total investment in this company is US$3.5 million. Ideas was the developer of “You Can Dance,” a casual online game.
     In April 2008, we invested approximately US$38.3 million in G10 Entertainment Corporation.
Stock Option Grants
     See Item 6, “Directors, Senior Management and Employees — Amended 2004 Stock Option Plan.”
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
     We are currently awaiting an initial hearing date for a lawsuit filed by Beijing Founder Electronics Co., Ltd. (“Founder”) alleging that WoW client installation packages sold in 2007 contained fonts that infringe Founder’s intellectual property rights. Other than that, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.
Dividend Policy
     Since our inception in 1999, we have not declared or paid any dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.
     We rely on dividends and other fees paid to us by our subsidiaries and an affiliated entity in China. In accordance with current PRC laws, regulations and accounting standards, our subsidiaries and an affiliated entity in China are required to allocate to their general reserves at least 10% of their respective after-tax profits. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies. In addition, at the discretion of their respective board of directors or shareholders meeting, our subsidiaries and an affiliated entity in China may allocate a portion of their respective after-tax profits to their staff welfare and bonus funds or discretionary surplus reserve. Staff welfare and bonus reserve funds may not be distributed to equity owners.
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
     For the year ended December 31, 2005, the trading price ranged from US$13.69 to US$28.51 per ADS. For the year ended December 31, 2006, the trading price ranged from US$15.50 to US$32.87 per ADS. For the year ended December 31, 2007, the trading price ranged from US$19.56 to US$52.44 per ADS.
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High	Low

Annual Highs and Lows
2006	32.87	15.50
2007	52.44	19.56

Quarterly Highs and Lows

First Quarter 2006	31.94	15.50
Second Quarter 2006	31.77	21.56
Third Quarter 2006	27.15	20.75
Fourth Quarter 2006	32.87	20.80
First Quarter 2007	39.73	29.80
Second Quarter 2007	46.98	33.34
Third Quarter 2007	52.44	31.66
Fourth Quarter 2007	36.25	19.56
First Quarter 2008	23.75	15.05
Second Quarter 2008 (through June 25)	27.80	18.70

Monthly Highs and Lows

December 2007	25.85	21.15
January 2008	23.75	15.05
February 2008	22.90	16.36
March 2008	21.72	17.07
April 2008	22.16	18.70
May 2008	27.80	20.77
June 2008 (through June 25)	26.54	21.92
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
D. Exchange Controls
     China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
Cayman Islands Taxation
     In the opinion of our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
U.S. Holders
     Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under United States federal income tax principles). The dividends will not be eligible for the dividends-

received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.
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
     Passive Foreign Investment Company
     Although it is not clear how the contractual arrangements between us and our an affiliated entity will be treated for purposes of the passive foreign investment company rules, based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a passive foreign investment company for United States federal income tax purposes for the taxable year ended December 31, 2006. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either:
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
I. Subsidiary Information
     For a listing of our subsidiaries, see Item 4.C. of this annual report, “Information on the Company — Organizational Structure.”
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on the evaluation, our management has concluded that because of the material weakness in our internal control over financial reporting noted below, our disclosure controls and procedures were not effective, as of December 31, 2007.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.
     A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
     Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that as of December 31, 2007, we did not maintain effective control over financial reporting due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP commensurate with the financial reporting requirements for certain areas, specifically, the recording and disclosure relating to the assessment and determination of functional currency, accounting for financial subsidies, accounting for certain types of stock option transactions, accounting for certain services provided to a vendor, and accounting for certain investments in preferred stock. Adjustments for the above mentioned areas were incorporated into our final consolidated financial statements as of and for the year ended December 31, 2007 as a result of the involvement of our auditor.
     PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Form 20-F.
Management’s Plan for Remediation of Material Weaknesses
     Our management is evaluating remediation measures we could undertake to address this material weakness and will continue this evaluation so that we may institute a comprehensive remediation plan. It is expected that this plan will include but not be limited to, (a) hiring finance management, resources and personnel with knowledge and experience in U.S. GAAP, (b) providing more training on generally accepted accounting principles in the United States of America to accounting and other relevant personnel, and (c) where necessary, utilizing the services of external consulting professionals in the area of accounting advisory.

Changes in Internal Control
     No significant changes have been made to our Company’s internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated below.

	2005	2006	2007
	RMB	RMB	RMB	US$

Audit fees(1)	3,066,676	4,565,399	8,537,214	1,170,347
Audit-related fees(2)	Nil	Nil	Nil	Nil
Tax fees	Nil	Nil	951,423	130,428
All other fees	Nil	11,706	10,942	1,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2005, 2006 and 2007.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     Not Applicable.
PART III

ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.1	Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.1	Form of The9 Limited Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-120810) on November 26, 2004

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1

Exhibit Number	Document
Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Universal Games Inc. and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13	Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Shareholders’ Agreement, dated April 16, 2004, by and among The9 Limited, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.18	Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.19	Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.20	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.21	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.26	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.29	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.31	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.32	List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006).

Exhibit Number	Document

4.33	Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun and Shanghai The9 Information Technology Co., Limited (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.34	Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun, The9 Computer Technology Consulting (Shanghai) Co., Limited and Shanghai The9 Information Technology Co., Limited (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.35	Translation of Supplementary Agreement between Wang Yong, Zhu Jun and The9 Computer Technology Consulting (Shanghai) Co., Limited (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.36	Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.37*	Investment Agreement by and between The9 Limited and EA International (Studio and Publishing) Ltd.

8.1	Subsidiaries of The9 Limited (incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2007)

11.1	Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of PRC Counsel

15.3*	Consent of PricewaterhouseCoopers

*	Filed with this Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED
By	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: June 30, 2008

THE9 LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF THE9 LIMITED:
     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2005, 2006 and 2007 in conformity with generally accepted accounting principles in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of various accounting principles generally accepted in the United States of America existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     As discussed in Note 2<17> to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
June 27, 2008

THE9 LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					(Unaudited,
					Note3)
Revenues:
Online game services		466,554,760	1,027,963,574	1,330,977,217	182,460,617
Game operating support, website solutions and advertisement		6,050,065	4,800,019	8,544,472	1,171,342
Short message services		3,429,315	444,196	602,705	82,623
Other revenues		13,156,712	5,119,990	10,005,050	1,371,570

		489,190,852	1,038,327,779	1,350,129,444	185,086,152

Sales taxes		(24,164,182)	(52,501,980)	(70,522,616)	(9,667,784)

Net revenues		465,026,670	985,825,799	1,279,606,828	175,418,368

Cost of services		(240,415,737)	(524,031,705)	(700,046,829)	(95,967,816)

Gross profit		224,610,933	461,794,094	579,559,999	79,450,552

Operating expenses:
Product development		(40,642,275)	(30,781,632)	(41,430,087)	(5,679,556)
Sales and marketing		(61,805,046)	(59,574,787)	(103,263,236)	(14,156,120)
General and administrative		(56,721,646)	(100,429,543)	(180,297,691)	(24,716,597)
Impairment of intangible assets	11	(5,729,338)	(853,165)	(18,704,416)	(2,564,146)

Total operating expenses		(164,898,305)	(191,639,127)	(343,695,430)	(47,116,419)

Profit from operations		59,712,628	270,154,967	235,864,569	32,334,133
Interest income, net		10,021,605	9,136,273	50,655,699	6,944,274
Other income (expenses), net	5	14,467,150	28,416,722	(30,053,620)	(4,119,982)

Income before income tax (expense) benefit, gain on investment disposal, impairment loss on investments, loss on equity investments and minority interests		84,201,383	307,707,962	256,466,648	35,158,425
Income tax (expense) benefit	13	(168,255)	2,669,763	(9,268,632)	(1,270,616)

Income before gain on investment disposal, impairment loss on investments, loss on equity investments and minority interests		84,033,128	310,377,725	247,198,016	33,887,809
Gain on investment disposal	7	6,715,917	23,409,702	—	—

Impairment loss on investments	7	—	(20,401,915)	(627,380)	(86,006)
Loss on equity investments, net of taxes	7	(13,736,790)	(908,464)	(5,678,682)	(778,478)
Minority interests		(4,540,568)	—	—	—

Net income		72,471,687	312,477,048	240,891,954	33,023,325

Other comprehensive income (loss):
Translation adjustments		73,963	(59,346)	—	—
Unrealized gain on available-for-sale investment		—	—	13,643,131	1,870,306

Comprehensive income		72,545,650	312,417,702	254,535,085	34,893,631

Earnings per share	20
- Basic		3.00	12.78	8.79	1.20

- Diluted		2.92	12.72	8.72	1.19

Weighted average shares outstanding	20
- Basic		24,192,113	24,456,507	27,406,263	27,406,263

- Diluted		24,804,997	24,565,947	27,640,626	27,640,626

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007

		December 31,	December 31,	December 31,
	Note	2006	2007	2007
		RMB	RMB	US$
				(Unaudited, Note 3)
ASSETS
Current assets:
Cash and cash equivalents		937,845,817	2,215,281,857	303,687,914
Accounts receivable		10,174,484	26,654,274	3,653,973
Advances to suppliers		9,036,620	8,943,273	1,226,013
Prepayments and other current assets		69,153,131	39,064,809	5,355,304
Prepaid royalties	12	27,558,207	71,937,382	9,861,731
Deferred costs	12,2<13>	33,324,942	47,759,013	6,547,174
Deferred tax assets, current	13	—	5,118,345	701,662

Total current assets		1,087,093,201	2,414,758,953	331,033,771

Investments in equity investees	7	14,542,336	18,236,274	2,499,969
Available-for-sale investment	8	15,575,269	29,218,400	4,005,484
Property, equipment and software	9	227,512,006	344,393,472	47,212,112
Goodwill	6	30,199,751	30,199,751	4,140,015
Intangible assets	11	244,271,279	277,264,136	38,009,505
Land use right	10	—	83,719,665	11,476,937
Prepayment for equipments		—	18,500,000	2,536,123
Long-term deposits		—	454,212	62,267
Deferred tax assets, non-current	13	5,391,123	29,356,533	4,024,420

Total assets		1,624,584,965	3,246,101,396	445,000,603

LIABILITIES
Current liabilities:
Accounts payable		12,692,978	48,946,062	6,709,903
Due to related parties	19	332,797	77,052	10,563
Income tax payable		—	2,329,457	319,340
Other taxes payable		23,589,754	55,234,788	7,572,011
Advances from customers	2<13>	88,040,975	118,156,157	16,197,757
Deferred revenue	2<13>	111,302,531	166,916,111	22,882,147
Other payables and accruals	14	52,467,643	48,351,220	6,628,358

Total current liabilities		288,426,678	440,010,847	60,320,079

Commitments and contingencies	22

Shareholders’ equity
Ordinary shares(US$0.01 par value; 100,000,000 shares authorized, 24,688,038 and 28,763,188 shares issued and outstanding as of December 31, 2006 and 2007, respectively)		2,041,673	2,350,463	322,220
Additional paid-in capital		941,786,807	2,218,516,672	304,131,367
Statutory reserves	2<22>	20,745,422	20,745,422	2,843,942
Accumulated other comprehensive income	8	—	13,643,131	1,870,306
Retained earnings		371,584,385	550,834,861	75,512,689

Total shareholders’ equity		1,336,158,287	2,806,090,549	384,680,524

Total liabilities and shareholders’ equity		1,624,584,965	3,246,101,396	445,000,603

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

				Deferred		Accumulated other
	Ordinary shares		Additional paid-in	stock-based	Statutory	comprehensive		Total shareholders’
	(US$0.01 par value)		capital	compensation	reserves	(loss) income	Retained earnings	equity
	Number of
	shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2004	24,186,250	2,001,781	855,797,000	—	54,172	(14,617)	7,326,900	865,165,236

Net income	—	—	—	—	—	—	72,471,687	72,471,687
Cumulative translation adjustment	—	—	—	—	—	73,963	—	73,963
Issuance of ordinary shares from stock option exercise	27,880	2,252	3,829,387	—	—	—	—	3,831,639
Options granted to 9Webzen’s employees	—	—	372,981	—	—	—	—	372,981
Employee share based compensation	—	—	214,974	(214,974)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	69,110	—	—	—	69,110

Balance as of December 31, 2005	24,214,130	2,004,033	860,214,342	(145,864)	54,172	59,346	79,798,587	941,984,616

Net income	—	—	—	—	—	—	312,477,048	312,477,048
Appropriations to statutory reserves	—	—	—	—	20,691,250	—	(20,691,250)	—
Cumulative translation adjustment	—	—	—	—	—	(59,346)	—	(59,346)
Adoption of SFAS 123R (Note 2<17>)	—	—	(145,864)	145,864	—	—	—	—
Issuance of ordinary shares from stock option exercise (Note 18)	473,908	37,640	63,978,786	—	—	—	—	64,016,426
Employee share based compensation	—	—	17,739,543	—	—	—	—	17,739,543

Balance as of December 31, 2006	24,688,038	2,041,673	941,786,807	—	20,745,422	—	371,584,385	1,336,158,287

				Deferred		Accumulated other
	Ordinary shares		Additional paid-in	stock-based	Statutory	comprehensive		Total shareholders’
	(US$0.01 par value)		capital	compensation	reserves	income	Retained earnings	equity
	Number of
	shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	—	—	—	—	—	—	240,891,954	240,891,954
Issuance of ordinary shares to Electronic Arts Inc. (EA) (Note 16)	4,506,829	344,944	1,251,501,403	—	—	—	—	1,251,846,347
Issuance of ordinary shares from stock option exercise	179,436	13,785	24,136,264	—	—	—	—	24,150,049

Repurchase and retirement of ADSs (Note 15)	(611,115)	(49,939)	(45,635,968)	—	—	—	(61,641,478)	(107,327,385)
Employee share based compensation (Note 18)	—	—	46,728,166	—	—	—	—	46,728,166
Unrealized gain on available-for-sale investment (Note 8)	—	—	—	—	—	13,643,131	—	13,643,131

Balance as of December 31, 2007	28,763,188	2,350,463	2,218,516,672	—	20,745,422	13,643,131	550,834,861	2,806,090,549

Balance as of December 31, 2007 (US$ except for number of shares, unaudited, Note 3)	28,763,188	322,220	304,131,367	—	2,843,942	1,870,306	75,512,689	384,680,524

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					(Unaudited,
					Note 3)

Cash flows from operating activities:
Net income		72,471,687	312,477,048	240,891,954	33,023,325
Adjustments for:
Deferred taxes		(437,755)	(3,286,659)	(29,083,755)	(3,987,025)
(Gain) loss on disposal of property and equipment		(38,280)	119,534	(275)	(38)
Gain on disposal of investment	7	(6,715,917)	(23,409,702)	—	—
Impairment of intangible asset	11	5,729,338	853,164	18,704,416	2,564,146
Impairment on investment	7	—	20,401,915	627,380	86,006
Depreciation and amortization of property, equipment and software	9	39,463,381	76,158,886	122,658,272	16,814,942
Amortization of land use right	10	—	—	1,440,684	197,500
Amortization of intangible assets	11	33,792,069	90,286,523	87,865,492	12,045,279
Loss on equity investments, net of taxes	7	49,378,930	908,464	5,678,682	778,478
Minority interests		4,540,568	—	—	—
Non-cash interest expense		2,057,996	803,605	—	—
Exchange loss	5	9,719,514	2,480,729	51,039,667	6,996,911
Non-cash share-based compensation	18	69,110	17,739,543	46,728,166	6,405,857
Change in accounts receivable		6,092,213	419,382	(12,029,785)	(1,649,136)
Change in advances to suppliers		(1,530,002)	637,141	924,191	126,695
Change in prepayments and other current assets		2,756,493	(421,071)	(14,820,065)	(2,031,649)
Change in prepaid royalties		(43,013,672)	15,437,739	(44,379,175)	(6,083,839)
Change in deferred costs		(24,075,214)	(9,249,728)	(14,434,071)	(1,978,734)
Change in long-term deposits		(2,817,872)	3,132,338	(454,212)	(62,267)
Change in accounts payable		8,488,462	(4,773,853)	38,986,999	5,344,639
Change in due to related parties		(123,510,090)	(429,690)	(255,745)	(35,059)
Change in income tax payable		(607,560)	—	2,329,457	319,340
Change in other taxes payable		6,823,675	15,466,398	31,645,034	4,338,145
Change in advances from customers		60,162,789	26,389,708	30,115,182	4,128,421
Change in deferred revenue		74,292,656	34,787,591	55,613,580	7,623,938

Change in other payables and accruals		11,448,761	21,981,757	(3,195,793)	(438,104)

Net cash provided by operating activities		184,541,280	598,910,762	616,596,280	84,527,771

Cash flows from investing activities:
Cash paid for acquisition of C9I minority interest		(209,857,681)	(80,025,757)	—	—
Cash paid for investments in equity investees		(41,794,726)	(7,978,454)	(10,000,000)	(1,370,877)
Proceeds from investment disposal		22,193,050	7,900,977	38,691,099	5,304,074
Proceeds from disposal of property and equipment		94,887	48,452	8,415	1,154
Purchase of property, equipment and software		(242,725,812)	(78,396,860)	(269,214,504)	(36,906,000)
Purchase of land use right	10	—	—	(85,160,349)	(11,674,437)
Purchase of intangible assets		(11,561,284)	(46,375,740)	(135,910,465)	(18,631,654)

Net cash used in investing activities		(483,651,566)	(204,827,382)	(461,585,804)	(63,277,740)

Cash flows from financing activities:
Proceeds from stock option exercise		3,831,639	58,040,116	30,126,359	4,129,954
Proceeds from issuance of ordinary shares to EA		—	—	1,251,846,347	171,612,747
Repurchase of ADSs		—	—	(107,327,385)	(14,713,265)

Net cash provided by financing activities		3,831,639	58,040,116	1,174,645,321	161,029,436

Effect of foreign exchange rate changes on cash		(9,881,974)	(2,522,346)	(52,219,757)	(7,158,687)

Net (decrease) increase in cash and cash equivalents		(305,160,621)	449,601,150	1,277,436,040	175,120,780
Cash and cash equivalents, beginning of year		793,405,288	488,244,667	937,845,817	128,567,134

Cash and cash equivalents, end of year		488,244,667	937,845,817	2,215,281,857	303,687,914

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					(Unaudited,
					Note 3)
Supplemental disclosure of cash flow information:
Cash paid during the year for income tax		607,560	616,896	36,739,365	5,036,515

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software		8,062,091	7,451,744	1,615,962	221,529
Accrual related to the purchase of intangible assets		—	—	3,652,300	500,685
Conversion of loan receivable to investment in affiliated companies		—	15,917,000	—	—
Settlement of loan receivable upon the acquisition of minority interest		38,386,260	—	—	—

Supplemental disclosure of non-cash financing activities:
Receivable from stock option exercise		—	5,976,310	—	—
The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its certain subsidiaries and certain variable interest entities (“VIE subsidiaries”) as follows:

	Date of		Interest held
Name of entity	incorporation	Relationship	Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January 2000	Subsidiary	100%	—
City GameNet Limited (“City GameNet”)	January 2000	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Limited. (“The9 Computer”)	June 2000	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October 2003	Subsidiary	—	100%
Spring Asia Limited(“Spring Asia”)	June 2004	Subsidiary *	—	—
China The9 Interactive (Shanghai) Co., Limited (“C9I Shanghai”)	February 2005	Subsidiary	—	100%
Shanghai The9 Information Technology Co., Limited. (“Shanghai IT”)	September 2000	VIE subsidiary	None (Note 2<2>)
Shanghai Jiucheng Advertisement Co., Limited. (“Shanghai Advertisement”)	September 2001	VIE subsidiary	None (Note 2<2>)
Shanghai Jiucheng Advertisement Co., Limited. (“Shanghai Jiucheng Advertisement”)	April 2007	VIE subsidiary	None (Note 2<2>)
Well City Limited	November 2005	Subsidiary	100%	—
Global Star International Development Limited (“Global Star”)	March 2006	Subsidiary	100%	—
City Rise Investments Limited (“City Rise”)	January 2006	Subsidiary	—	100%
Jiu Chuang Information Technology(Beijing), Co., Limited (“C9I Beijing”)	March 2007	Subsidiary	—	100%
Jiu Jing Information Technology (Beijing),Co., Limited (“Jiu Jing”)	April 2007	Subsidiary	—	100%

*	Spring Asia Limited was disposed to a third party in December 2006 (note 19).

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     The Company changed its name from GameNow.net Limited to The9 Limited effective February 9, 2004.
     The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”.
     The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).
     On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games (“VUG”) retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.
     Pursuant to the license agreement, C9I paid a non-refundable license fee of US$3.0 million upon execution of the license agreement. In addition, C9I shall pay royalties to Vivendi equal to 22% of the face value of prepaid cards and prepaid online points actually sold and 37.7% or 39% of the face value of CD-key. C9I agreed to pay recoupable advances against royalties in a total amount of approximately US$51.3 million. This US$51.3 million recoupable advances consists of quarterly amounts ranging from US$1.6 million to US$3.7 million over a four-year period commencing from the commercial launch. As security for each advance payment, C9I will procure a standby letter of credit or other suitable form of bank guarantee prior to each relevant period. In addition, C9I agreed to commit no less than US$13 million (approximately RMB94.83million) for the marketing and promotion of WoW during the license term.
     The license term commences on the date of the license agreement and expires on June 6, 2009, the fourth anniversary of the date of the commercial launch of the localized WoW.
     In January 2007, C9I entered into an amendment to the original license and distribution agreement with Vivendi Games, Inc. and Blizzard Entertainment Inc., to rollout The Burning Crusade, the expansion pack for WoW. C9I is the exclusive operator of WoW in mainland China pursuant to the agreement entered into between Vivendi Games, Inc. and C9I in February 2004 Accordingly, the Group committed to incur marketing expenses on WoW amounting to 5% WoW’s gross sales for the period from January 1, 2007 to June 9, 2009.
     In September 2006, the Group commercially launched its first proprietary MMORPG, Joyful Journey West (“JJW”). In 2007, the Group also commercially launched two additional MMORPGs, Soul of the Ultimate Nation (“SUN”) and Granado Espada (“GE”).
     Beginning October 2002, and prior to the operation of WoW, the Group, through its investment in an affiliated company, 9Webzen Limited (“9Webzen Hong Kong”) (Note 7.1<1>), was principally engaged in the development and operation of an online game, “MU.”
     In December 2005, the Group entered into an agreement with Webzen Inc. to sell a 21% interest in 9Webzen Hong Kong to Webzen Inc. After the completion of the

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
transaction, the Group’s equity interest in 9Webzen Hong Kong was reduced from 51% to 30% (Note 7.1<1>).
2. PRINCIPAL ACCOUNTING POLICIES
<1> Basis of presentation
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
<2> Consolidation
     The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.
     The Group adopts Financial Accounting Standards Board (“FASB”) Interpretation No. 46—“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as amended, (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
     Shanghai IT is a variable interest entity owned by the Company’s executive officers and shareholders. Shanghai Advertisement was established by Shanghai IT and one of Company’s executive officers. Shanghai Jiucheng Advertisement was established by Shanghai IT in April 2007. The Company does not have any ownership interest in Shanghai IT, Shanghai Advertisement or Shanghai Jiucheng Advertisement. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. Pursuant to various agreements entered into between the Company or its wholly owned subsidiaries and Shanghai IT, the Company generally has economic control in Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement and is considered the primary beneficiary of all these entities. Accordingly, the financial positions and results of Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement are consolidated in the financial statements of the Company. Shanghai Advertisement has been liquidated as of December 31, 2007.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     The Company accounts for investments over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, under the equity method of accounting (Note 7.1).
<3> Use of estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates.
<4> Foreign currency translation
     The Group’s reporting and functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB, i.e., foreign currencies, are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations and comprehensive income.
<5> Cash and cash equivalents
     Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2006 and 2007, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2006 and 2007 are amounts denominated in US Dollars totalling US$13,353,786 and US$112,534,463, respectively.
<6> Property, equipment and software
     Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Respective term of the leases or the estimated useful lives of the leasehold improvements
Computer and equipment	3 to 4 years
Software	5 years
Office furniture and fixtures	3 years
Motor vehicles	5 years
Office buildings	10 to 20 years
     Before July 2007, the servers used for WoW are depreciated over the shorter of their estimated useful lives or WoW’s remaining license period; while other servers are depreciated over a period of 3 to 5 years. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched and industry practice, the depreciation lives of all the servers were changed to a consistent period of four years.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. As a result, the depreciation charge relating to this change in year 2007 is to decrease depreciation expense by approximately RMB25.9 million, to increase profit from operations and net income by RMB25.9 million and RMB22.0 million, respectively, and to increase both basic and diluted EPS by RMB0.8.
<7> Goodwill
     Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of interests in its subsidiary. The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 "Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assesses goodwill for impairment in accordance with SFAS 142. In December of each year, the Group tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.
<8> Intangible assets
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
     Upfront licensing fees paid to licensors are recognized as intangible assets if the game software has reached technological feasibility when such payments are made. Technological feasibility is established upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from 2 to 4 years. Amortization of upfront licensing fees commences upon the commercial launch of the related online game.
<9> Equity investments
     Equity investments are comprised of investments in privately held companies. The Company accounts for an equity investment over which it has significantly influence but does not own a majority equity interest or otherwise control using the equity method.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
For equity investments over which the Company does not have significant influence, the cost method accounting is used.
     The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information including recent financing rounds. Impairment provision relating to investment in equity investees of RMB20.4 million and RMB0.6 million (US$0.09 million) were recognized in 2006 and 2007, respectively (Note 7.1).
<10> Available-for-sale investment
     Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in equity.
<11> Impairment of long-lived assets and intangible assets
     Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributed to such assets. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. Impairment provisions relating to intangible assets amounting RMB0.9 million and RMB18.7 million (US$2.6 million) were recognized in 2006 and 2007, respectively (Note 11).

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
<12>Revenue recognition
Online game services
     The Group earns revenue from sales of its prepaid game cards and prepaid online points for its online game products sold to distributors who in turn ultimately sell them to end customers. There are two consumption models for our online game services.
     Time consumption model
     Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customer’s online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers or when the likelihood that it would provide further online game service to those customers is remote.
     Virtual item/service consumption model
     Players can access certain games free of charges but may use game points for in-game premium features. The distribution of points to end users is typically made by sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when received. Revenue is recognized over the life of the premium features or as the premium features are consumed.
     Future usage patterns may differ from the historical usage patterns on which the virtual item/service consumption revenue recognition model is based. The Group will continue to monitor the operational statistics and usage patterns.
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

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Short message services
     The Group contracts with various subsidiaries and affiliates of China Mobile Communication Corporation and China United Telecommunications Corporation (collectively “the Mobile Operators”) for the transmission of wireless short messaging services (“SMS”). Revenue is recognized in the period in which services are performed, provided that no significant company obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated. The Group measures its revenues based on the total gross amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For these billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, the Mobile Operators charge the Group a network usage fee based on a fixed per message fee multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issues Task Force (“EITF”) No.99-19, “Reporting Revenue Gross as a Principle versus Net as an Agent” and has concluded that reporting the gross amounts billed to its customers is appropriate as the group is the primary obligor to the users with respect to the SMS.
Other revenues
     Other revenues mainly represent sales of certain online game related software packages and accessory merchandises, and licensing revenue from the Group’s self-developed game. Revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured. Licensing revenue is recognized over the license period.
Sales tax
     The Group is subject to sales tax at a rate of 5% and related surcharges on revenues earned for online game, game operating support, website solution and advertisement services provided in the PRC. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income and are deducted from gross revenues to arrive at net revenues. In addition, The9 computer, C9I Shanghai and C9I Beijing pay sales tax at a rate of 5% and related surcharges on the gross revenue derived from its contractual arrangements with Shanghai IT, and these taxes are primarily recorded in operating expenses in accordance with our accounting policy.
<13>Advances from customers, deferred revenue and deferred costs
     Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers when the likelihood that the Group would provide further online game

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
service to those customers is remote. Direct service costs related to deferred revenue and advances from customers are also deferred. The deferred service costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.
     As of December 31, 2006 and 2007, deferred revenue of RMB110,103,769 and RMB156,374,469 (US$21,437,018), deferred costs of RMB33,305,055 and RMB45,624,987 (US$6,254,625), respectively, related to the operation of WoW.
<14>Cost of services
     Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation places, computer equipment and amortization of software, production costs for prepaid game cards, intangible assets amortisation and other overhead expenses directly attributable to the services discussed in Note 2 <12>.
<15>Product development
     The Group recognizes software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). As such, the Group expenses software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life.
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
<16>Sales and marketing costs
     Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB27,259,755, RMB13,140,478 and RMB41,507,255 for the years ended December 31, 2005, 2006 and 2007, respectively, were expensed as incurred.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
<17>Share-based compensation
     Effective January 1, 2006, the Company adopted FASB Statement No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises FASB Statement No.123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. The Company recognizes the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from 2 to 4 years. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No.107 (“SAB 107”) relating to SFAS 123R. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.
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
     If the compensation cost for the Company’s share-based compensation plan with its employees had been determined based on the estimated fair value on the grant dates for the share option awards as prescribed by SFAS 123, the Company’s net income and earnings per share would have resulted in the pro forma amounts for the year ended December 31, 2005 as disclosed below:

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

For the year
ended
December 31, 2005
RMB

Net income attributable to ordinary shareholders as reported	72,471,687

Add: share-based compensation expense under APB No. 25	69,110

Less: share-based compensation expense under SFAS 123	(16,799,570)

Pro forma net income attributable to ordinary shareholders	55,741,227

Basic earnings per share
—As reported	3.00

—Pro forma	2.30

Diluted earnings per share
—As reported	2.92

—Pro forma	2.25

     The effects of applying SFAS 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share.
     The fair value of the share option under SFAS 123 and SFAS 123R were measured on the respective grant dates based on the Black-Scholes option pricing model with the following assumptions:

	For the year		For the year		For the year
	ended		ended		ended
	December 31, 2005		December 31, 2006		December 31, 2007

Risk-free interest rate		4.5%		4.55%		4.52%-4.88%
Expected life (years)		2.67		2.71		2.42-3.33
Expected dividend yield		—		—		—
Volatility		55%		55%		50%
Fair value of options at grant date	US$	6.30	US$	7.78	US$	11.71-US$18.15
     Under SFAS 123R, expected life represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior or “simplified” method for stock option awards with the characteristics of “plain vanilla” option according to SAB 107 for both 2006 and 2007. Expected volatilities are based on historical volatilities of the Company’s ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period, which is generally a 2-4 year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.
<18>Leases
     Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.
<19>Taxation
     The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.
     A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.
     Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.
     The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of December 31, 2007, the Company did not have any material liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2007, the Company did not have any interest and penalties associated with tax positions.
<20>Employee benefits
     Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.
<21>Repurchase of shares
     When the Company’s shares are retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of purchase price over par or stated value is allocated between additional paid-in capital and retained earnings.
     As of December 31, 2007, approximately 0.6 million of outstanding ADSs were repurchased for full retirement with a total consideration of US$14.6 million. Additional paid-in capital and retained earnings was reduced by US$6.2 million and US$8.4 million, respectively.
<22>Statutory reserves
     In accordance with the regulations in the PRC and their respective articles of association, The9 Computer, C9I Shanghai, C9I Beijing, Jiu Jing (as foreign invested enterprises) and the Company’s VIE subsidiaries (as domestic companies incorporated in the PRC) are required to make an appropriation of retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded upon the board resolution on the appropriations. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capitals of the respective companies.
     In addition, at the discretion of the respective boards of directors: (1) The9 Computer, C9I Shanghai, C9I Beijing and Jiu Jing may allocate a portion of their after-tax profit to the enterprise expansion fund or staff welfare and bonus reserve, and (2) the above VIE subsidiaries may allocate a portion of their respective after-tax profits to discretionary surplus reserve. The use of staff welfare and bonus reserve is restricted to employee welfare benefits and is not available for distribution to equity owners except in liquidation. Appropriations to the staff welfare and bonus reserve are charged to income as general and administrative expense, and any unutilised balance is included in current liabilities.
     These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.
     In March 2006, RMB20,691,250 reserve fund has been made for C9I Shanghai upon the board resolutions.
     In May 2008, the Board of Directors of C9I Beijing approved the appropriation of statutory reserve at total amount of RMB 3,836,475.
     In June 2008, the Board of Directors of Shanghai Jiucheng Advertisement approved the appropriation of statutory reserves of RMB254,457.
     As of December 31, 2007, the Board has not made resolution to make appropriations of after-tax profit for our PRC subsidiaries and VIE subsidiaries. Had the resolutions been made for all the PRC subsidiaries and VIE as of December 31, 2007, a minimum of approximately RMB4.1 million would have been set aside for statutory reserve.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
<23>Earnings per share
     In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FABS Statement No. 128”, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the ordinary shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preference shares and convertible loans (using the if-converted method).
     However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.
<24>Segment reporting
     The Group conducts its business within one industry segment — the business of developing and operating online games and related services. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
<25>Comprehensive income
     Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Company has recognized the translation adjustments as comprehensive loss and increase in fair value of available-for-sale investment as income in the consolidated statements of operations and comprehensive income.
<26>Dividends
     Dividends are recognized when declared.
     PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai, C9I Beijing and Jiu Jing and the Company’s VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2<22>). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividends to the Company.
     Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans, or dividends to the parent as a result of the aforesaid PRC regulations and the Company’s organizational structure were RMB47.1 million and RMB100.3 million, 3.5% and 3.6% of total consolidated net assets,

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
as of December 31, 2006 and 2007, respectively. However, the Group’s PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company or its shareholders by other means, including through management fees, trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent. The Company has not currently entered into any such arrangements with the PRC subsidiaries or VIE subsidiaries.
<27>Business combination
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
3. CONVENIENCE TRANSLATION
     The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.2946, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2007. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
4. VARIABLE INTEREST ENTITIES
     The Group is the primary beneficiary of three variable interest entities, Shanghai IT and its subsidiaries, Shanghai Advertisement and Shanghai Jiucheng Advertisement. Shanghai Advertisement’s operations, which generally relate to website advertisement, have been limited since incorporation. Shanghai Advertisement was liquidated in 2007. Shanghai Jiucheng Advertisement was incorporated in April 2007, and its operations also generally relate to website advertisement. Shanghai IT holds an Internet Content Provider license and other licenses for online game provision and collects revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. The registered capital of Shanghai IT and Shanghai Jiucheng Advertisement is RMB23 million and RMB20 million as of December 31, 2006 and 2007, respectively.
     The Group conducts its business principally through C9I Shanghai, C9I Beijing, The9 Computer and VIE subsidiaries in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, C9I Shanghai, C9I Beijing and The9 Computer, being the wholly foreign owned entities, are dependent on the licenses held by Shanghai IT to conduct their online games business in the PRC. C9I Shanghai,

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
C9I Beijing and The9 Computer have entered into contractual arrangements with Shanghai IT for use of its relevant licenses as set forth below.
     9Webzen Hong Kong, the Group’s affiliated company, through 9Webzen Shanghai, operates an online game — MU in China. 9Webzen Hong Kong is incorporated in Hong Kong and is considered a foreign entity under the PRC laws. Accordingly, 9Webzen Hong Kong is subject to the same restrictions on foreign ownership as related to the provision of online games. 9Webzen Shanghai has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites as set forth below.
     Pursuant to various agreements entered into between certain companies in the Group and Shanghai IT, the Group has exclusive rights to benefit from their licenses and approvals and generally has control of Shanghai IT. In March 2004, The9 Computer restructured its agreements to further enhance its control over Shanghai IT. Details of certain key agreements with Shanghai IT are as follows:
     Master Agreements. The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB10 per user per month but in any case no more than 5.5% of the net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to sales tax at a rate of 5% and related surcharges on their respective revenue entitlements. In October 2006, The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a supplementary agreement. Under the supplementary agreement, The9 Computer has ceased being the technical service provider of Pass9 for 9Webzen and no longer shares in the revenue generated from the operation of MU since October 1, 2006.
     In June 2005, The9 Computer, C9I Shanghai and Shanghai IT entered into a master agreement in connection with operating the WoW game, a massively multiplayer online role-playing game, in China and providing services to customers jointly. Under the agreement, C9I Shanghai acts as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW; The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; and Shanghai IT acts as the provider of a domain name and Internet content provider. The Company granted Shanghai IT the right to use a domain name for its operation and provision of Internet content in China for a license fee of RMB10,000 per year base on a Domain Name License Agreement. The parties share the revenue generated by WoW in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB 120,000 per year of the WoW revenue; (ii) The9 Computer is entitled to 5% of the residual WoW revenue after Shanghai IT shares the relevant revenue; and (iii) C9I Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Computer. Each party is then subject to sales tax at a rate of 5% and related surcharges on their respective revenue entitlements.
     Since February 2007, the Domain Name License Agreement terminated and The9 Computer, C9I Shanghai and Shanghai IT amended the Master Agreement for WoW to add China The9 Interactive (Beijing) (“C9I Beijing”) as a party to the Master Agreement, which was updated in May 2007. Pursuant to this amendment, the revenue-sharing arrangements were revised so that all revenue is recognized by Shanghai IT first, and revenue recognized by the other parties based on fair-market value.
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

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
5. OTHER INCOME (EXPENSES), NET
     During the years ended December 31, 2005, the Group sold its proprietary integrated membership management and payment system, Pass9, to two independent third-party companies for US$1,430,000. As at December 31, 2005, Pass9 has been delivered to the buyers, the buyers have accepted such delivery, and the Group does not have any future obligations with regard to the aforementioned sales of Pass9 beyond December 31, 2005.
     During the years ended December 31, 2005, 2006 and 2007, the Group received financial subsidies from the local government amounting to RMB13,417,120, RMB30,999,000 and RMB21,127,000 (US$2,896,252), respectively.
     During the years ended December 31, 2005, 2006 and 2007, the Group recognised foreign exchange losses due to the appreciation of RMB against USD, amounting to RMB9,719,514, RMB2,480,729 and RMB51,039,667 (US$6,996,911), respectively.
6. GOODWILL
     In October 2003, the Company formed C9I in Hong Kong with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), a Singapore online game company, to operate WoW, a massively multiplayer online role-playing game. The Company invested US$2,700,000 in cash for 54% of the equity interest in the joint venture. China Interactive invested US$2.3 million in cash (US$2 million contributed in February 2004, and US$0.3 million in April 2004) for a 46% interest in the joint venture. As the Company has a controlling financial interest in C9I, the Company has consolidated the results of the joint venture.
     On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote WoW in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.
     In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive, the minority shareholder of C9I. Pursuant to the term sheet:
•	GameNow Hong Kong extended a loan of US$600,000 to China Interactive, active immediately upon the signing of the term sheet.

•	China Interactive will be required to transfer 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share, or approximately US$745,000 in total.

•	GameNow Hong Kong will be required to lend a further US$4,000,000 upon completion of the transfer of 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong.
     In December 2004, pursuant to the above-described term sheet:

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
•	GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$4,000,000 was extended to China Interactive.
     In January 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive, the minority shareholder of C9I. Pursuant to the share purchase agreement, GameNow Hong Kong purchased 14.9% of the equity interest in China Interactive for US$745,000 in cash. In April 2005, GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$6,000,000 was extended to China Interactive.
     In August 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive. Pursuant to the share purchase agreement, GameNow Hong Kong purchased the remaining 31.1% equity interest in C9I for US$40,000,000 and increased its interest in C9I to 100%. In accordance with the share purchase agreement, the Company paid US$30,000,000 in 2005 and US$10,000,000 in 2006. In connection with this transaction, the Company recognized goodwill of RMB30,199,751 and intangible assets of RMB283,701,360, which is amortized over the remaining license period of approximately 4 years.
     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 26, 2005
US$000
Net working capital	(6,570)
Net fixed assets	6,807
Other non-current assets	523
Intangible assets	35,040
Goodwill	4,200

Consideration given	40,000

7. INVESTMENTS IN EQUITY INVESTEES
     The Group’s investments in equity investees comprise direct investments in 9Webzen Hong Kong, a joint venture with Webzen Inc., a Korea based company, Object Software Limited (“Object Software”), an established game developer in China, GFD Inc. (“GFD”), a joint venture with Softworld Ltd., a Taiwan based company, Beijing Wanwei Sky Technology Co. Ltd. (“Beijing Wanwei”), a start-up online game portal, Sunmi Rise Company Limited (“Sunmi Rise”), a start-up online game operator and Shanghai Institute of Visual Art of Fudan University (“SIVA”), a college in Shanghai. The Group accounted for the investment in equity investees using the equity method of accounting (Note 7.1), except for SIVA, which the Group adopted cost method (Note 7.2).

7.1 Investments accounted for under the equity method
The following sets forth the movements of the Group’s investments accounted for under the equity method.

	9Webzen	Object		Beijing
	Hong Kong	Software	GFD	Wanwei	Sunmi Rise
	<1>	<2>	<3>	<4>	<5>	Total
Balance at December 31, 2005 (RMB)	7,574,259	28,433,275	9,466,732	1,361,727	—	46,835,993

Investments	—	—	—	—	7,932,804	7,932,804
Sale of investment	—	—	(19,257,813)	—	—	(19,257,813)
Share of (loss) income on equity investments	(4,731,579)	(2,068,745)	9,791,081	(1,361,727)	(2,195,763)	(566,733)

Impairment	—	(20,401,915)	—	—	—	(20,401,915)

Balance at December 31, 2006 (RMB)	2,842,680	5,962,615	—	—	5,737,041	14,542,336

Share of (loss) income on equity investments	(883,108)	314,087	—	—	(5,109,661)	(5,678,682)

Impairment	—	—	—	—	(627,380)	(627,380)

Balance at December 31, 2007 (RMB)	1,959,572	6,276,702	—	—	—	8,236,274

Balance at December 31, 2007 (US$, unaudited, Note 3)	268,633	860,459	—	—	—	1,129,092

<1> Investment in 9Webzen Hong Kong
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
     Summarized consolidated balance sheet information of 9Webzen Hong Kong is as follows:

	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)

Current assets	16,991,436	18,781,199	2,574,672
Non-current assets	4,597,084	2,523,446	345,933
Current liabilities	12,112,917	14,772,728	2,025,159
Shareholders’ equity	9,475,603	6,531,917	895,446
     Summarized consolidated statement of operations information of 9Webzen Hong Kong is as follows:

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited, Note 3)

Net revenues	46,602,500	9,941,497	14,224,327	1,949,980
Gross (loss) profit	(2,197,925)	(4,696,730)	4,064,880	557,245
Net loss	(12,237,316)	(15,803,830)	(2,943,686)	(403,543)
     9Webzen Shanghai is incorporated in the Pudong New District of Shanghai and therefore subject to a 15% preferential Enterprises Income tax (“EIT”) rate. In May 2003, 9Webzen Shanghai received approval from certain government authorities to be classified as a “Software Enterprise”. This classification, subject to annual inspection, entitles 9Webzen Shanghai to enjoy EIT exemption for 2003 and 2004, and 50% reduction in applicable EIT rate in the three years thereafter for which the Shanghai tax authorities have granted approval. 9Webzen Shanghai had passed annual inspection for 2005. Total tax savings to 9Webzen Shanghai from the EIT exemption amounted to approximately RMB426,000 for the year ended 2005. This tax saving contributed an additional approximately RMB217,000 to the Group’s equity in profit of affiliated company, net of taxes in 2005. There were no contribution in 2006 and 2007 because 9Webzen Shanghai has no taxable income in 2006 and 2007.
<2> Investment in Object Software
     On April 16, 2004, the Group invested US$4.0 million, comprising US$1.0 million to shareholders of Object Software for existing share and US$3.0 million to Object Software for the issuance of new ordinary shares, for a 20% stake in Object Software. The Group has the right to effectively participate in significant decisions that are expected to be made in the ordinary course of business of Object Software and has significant influence on but not control over Object Software’s operations. Therefore, the investment in Object Software is accounted under the equity method of accounting.
     Summarized consolidated balance sheet information of Object Software is as follows:

	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note3)

Current assets	1,205,023	9,802,206	1,343,762
Non-current assets	5,705,882	4,446,547	609,567
Current liabilities	21,081,145	26,064,569	3,573,132
Shareholders’ deficits	(14,170,240)	(11,815,816)	(1,619,803)
     Summarized consolidated statement of operations information of Object Software is as follows:

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited, Note3)

Net revenues	13,229,213	13,528,478	27,562,610	3,778,495
Operating loss	(22,198,691)	(12,731,000)	(1,874,574)	(256,981)
Net (loss) income	(18,012,160)	(10,144,230)	1,535,076	210,440
     The Group assessed the recoverability of its long term investment in Object Software, and recognized impairment provision amounting to RMB20.4 million in 2006, representing the excess of the carrying value over the estimated fair value of the Company’s 20% interest in Object Software.
<3>Investment in GFD
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
     In December 2006, the Group entered into an agreement with a third party to sell its 100% interest in Spring Asia which mainly includes US$1.5 million equity investment in GFD and US$1.5 million receivable from GFD for a total consideration of US$6,965,825 and recognized gain of approximately RMB23.4 million from the disposal of its 100% interest in Spring Asia.
     Summarized statement of operations information of GFD is as follows:

	For the period from	For the year
	July 25, 2005 to	ended
	December 31, 2005	Decmeber 31, 2006
	RMB	RMB
	(Unaudited)	(Unaudited)
Net revenues	45,185,978	163,773,963
Operating (loss) profit	(8,578,897)	40,712,538
Net (loss) income	(8,907,643)	38,546,541
<4> Investment in Beijing Wanwei
     In October 2004, Shanghai IT entered into a Capital Subscription Agreement with Beijing Wanwei. Pursuant to the agreement, Shanghai IT acquired a 40% stake in Beijing Wanwei for consideration of RMB2.4 million. The acquisition of the 40% stake in Beijing Wanwei was completed in January 2005.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     In December 2005, the Group and other investors of Beijing Wanwei entered into an agreement with a third party investor to establish TK Game Corporation (“TK Game”), a Cayman Islands holding company. The Group and Beijing Wanwei’s original shareholders contributed their respective 40% and 60% equity interests in Beijing Wanwei to TK Game and the third party investor invested US$2 million into TK Game in the form of preference shares. Upon completion of the transaction, the Group, Beijing Wanwei’s original shareholders, and the third party investor owned 33.5%, 33.5%, and 33% of TK Game, respectively, on a fully diluted basis. The preference shares have various preferences and rights over dividend, liquidation, conversion and redemption.
     The carrying amount of the investment in Beijing Wanwei was decreased to nil as December 31, 2006 as a result of the Company’s share of equity in loss of Beijing Wanwei.
<5> Investment in Sunmi Rise
     The Group, through City Rise, invested US$1.0 million in Sunmi Rise in August 2006 for a 30% interest. Sunmi Rise has the exclusive license to operate the online causal dancing game Groove Party in Mainland China. The Group accounts for its 30% interest in Sunmi Rise under the equity method of accounting.
     Summarized balance sheet information of Sunmi Rise is as follows:

	December 31,	December 31,	December 31,
	2006	2007	2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited )	(Unaudited, Note 3)
Current assets	5,261,126	4,455,386	610,779
Non-current assets	4,244,668	6,205,314	850,672
Current liabilities	8,983,693	27,245,560	3,735,031
Shareholders’ equity (deficit)	522,101	(16,584,860)	(2,273,580)
     Summarized statement of operations information of Sunmi Rise is as follows:

	For the period from
	August 1, 2006 to	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)
Net revenues	306,282	472,370	64,756
Operating loss	(8,340,733)	(16,961,741)	(2,325,246)
Net loss	(8,458,313)	(17,033,300)	(2,335,056)
     The Group assessed the recoverability of its long term investment in Sunmi Rise, and recognized impairment provision amounting to RMB0.6 million in 2007, representing the excess of the carrying value over the estimated fair value of the Company’s 30% interest in Sunmi Rise.
     The Group records its investment in 9Webzen Hong Kong, Object Software, Beijing Wanwei, GFD and Sunmi Rise on the balance sheet as “Investment in equity investees” and its share of 9Webzen Hong Kong, Object Software, GFD, Beijing

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Wanwei and Sunmi Rise’s profit or loss as “Loss on equity investments” on the consolidated statements of operations and comprehensive income.
7.2 Investment accounted for under the cost method
     In April 2007, the Group, through Shanghai IT, acquired a 1.5% stake in Shanghai Institute of Visual of Art of Fudan University (“SIVA”), a college in Shanghai, China, for a consideration of RMB10 million. The Group accounted for the RMB10 million using the cost method of accounting.
8. AVAILABLE-FOR-SALE INVESTMENT
     The Group, through its subsidiary, acquired 2,000,000 redeemable and convertible preferred shares of Infocomm Asia Holdings Pte Ltd. (“IAH”), a Singapore Company, in July 2006 with a consideration of US$2.0 million. IAH has the exclusive rights to operate Granado Espada and Hellgate: London in eight Southeast Asian countries. As of December 31, 2007, the Group’s investment represents IAH’s 11.4% equity interest, on an “as converted” basis. The Group is entitled to convert the preferred shares, at its option, to IAH’s ordinary shares. In addition, the Group has a right to require IAH to redeem the preferred shares after the 4th anniversary of the Group’s acquisition of the preferred shares.
     In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity securities” (“SFAS 115”), the convertible and redeemable preferred shares are in the nature of debt securities, which the Group recorded as an available-for-sale investment. Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from declines in fair value that had been recognized directly in other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income included are transferred to the consolidated statements of operations and other comprehensive income.
     As of December 31, 2007, the Company recorded the investment in IAH at fair value of RMB29.2 million (US$4.0 million), with RMB13.6 million (US$1.9 million) increase in fair value of the investment credited to other comprehensive income.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
9. PROPERTY, EQUIPMENT AND SOFTWARE
     Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December	December	December
	31, 2006	31, 2007	31, 2007
	RMB	RMB	US$
			(Unaudited, Note 3)
Office buildings	—	57,563,875	7,891,300
Computer and equipment	313,125,239	504,237,692	69,124,790
Leasehold improvements	29,053,716	5,287,322	724,827
Office furniture and fixtures	4,684,950	6,005,927	823,339
Motor vehicles	6,054,354	8,331,715	1,142,176
Software	2,729,911	10,684,451	1,464,707
Less: accumulated depreciation and amortization	(128,136,164)	(247,717,510)	(33,959,027)

Net book value	227,512,006	344,393,472	47,212,112

     Depreciation and amortization charges for the years ended December 31, 2005, 2006 and 2007 amounted to RMB39,463,381, RMB76,158,886 and RMB122,658,272 (US$16,814,941) respectively.
     In April, 2007, the Group purchased its office building, previously held under an operating lease, as a result of which leasehold improvements amounting to approximately RMB28.4 million were reclassified to office buildings.
10. LAND USE RIGHT
     Land use right represent the payment for usage of the parcel of land where the office building is located. Land use right is recorded at cost, and are amortized over the remaining useful life of 44 years.
     Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2007 are as follows:

	December	December
	31, 2007	31, 2007
	RMB	US$
		(Unaudited, Note 3)
Land use right	85,160,349	11,674,437
Less: accumulated amortization	(1,440,684)	(197,500)

Net book value	83,719,665	11,476,937

     Amortization charge at amounts of RMB1,440,684 (US$197,500) were recognized in 2007.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
11. INTANGIBLE ASSETS
     Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
			(Unaudited, Note 3)

Upfront licensing fees	91,399,808	230,962,573	31,662,130
Less: Accumulated amortization	(20,854,002)	(32,015,053)	(4,388,870)
Impairment provision	(6,582,503)	(25,286,919)	(3,466,526)

	63,963,303	173,660,601	23,806,734
Intangible assets from business combination relating to C9I (Note 6)	283,701,360	283,701,360	38,891,969
Less: Accumulated amortization	(103,393,384)	(180,097,825)	(24,689,198)

	180,307,976	103,603,535	14,202,771

Net book value	244,271,279	277,264,136	38,009,505

     At each balance sheet date, the Group determines whether there is any indication of impairment. If any indications exist, impairment is assessed and the Group recognizes impairment in the event that the net book value exceeds the future undiscounted cash flows attributable to the intangible assets.
     Impairment provisions relating to upfront licensing fees at amounts of RMB5.7 million, RMB0.9 million, RMB18.7 million (US$2.6 million) were recognized in 2005, 2006 and 2007, respectively. The RMB18.7 million impairment charge for the year 2007 represents impairment provision on prepaid license fee for Guild Wars game which was ceased operation in early 2008.
     Amortization expense related to intangible assets was RMB33,792,069 RMB90,286,523 and RMB87,865,492 (US$12,045,279) for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal year is as follows:

	RMB	US$
		(Unaudited, Note 3)
2008	95,422,430	13,081,242
2009	68,782,988	9,429,302
2010	38,243,048	5,242,652
2011	30,686,110	4,206,689
2012	12,144,233	1,664,825

Total	245,278,809	33,624,710

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
12. PREPAID ROYALTIES & DEFERRED COSTS
     On February 3, 2004, Vivendi Universal Games (“VUG”) granted C9I an exclusive license to localize, promote and operate WoW in the PRC (Note 1). Pursuant to the license agreement, C9I shall pay royalties to VUG equal to 22% of the face value of prepaid cards and online points sold and 37.7% or 39% of the face value of CD-key.
     On September 20, 2004, Hanbitsoft Inc. (“Hanbitsoft”) and IMC Games Co., Ltd. (“IMC”) granted GameNow Hong Kong an exclusive license to localize, promote and operate GE in the PRC. Pursuant to the license agreement, GameNow Hong Kong shall pay royalties to Hanbitsoft equal to 21% of the face value of prepaid cards and online points sold.
     On December 13, 2005, Webzen Inc. (“Webzen”) granted GameNow Hong Kong an exclusive license to localize, promote and operate SUN in the PRC. Pursuant to the license agreement, GameNow Hong Kong shall pay royalties to Webzen equal to 22% of the face value of prepaid cards and online points sold less related sales taxes.
     For WoW and GE, royalties of each game paid to above respective licensors of the games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points, and then ultimately recognized as costs in the consolidated statements of operations and comprehensive income based upon the actual usage of the game playing time by the customers or when the likelihood that the Group would provide further services to them is remote.
     For SUN, royalties paid to Hanbitsoft are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points, and recognized as an account payable. Deferred cost is recognized as costs of services in the consolidated statements of operations and comprehensive income based upon the actual usage of the game points by end customers subsequently.
13. TAXATION
Cayman Islands and British Virgin Islands
     Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
     The Group’s subsidiaries in Hong Kong did not have assessable profits that were from Hong Kong during the years ended December 31, 2005, 2006 and 2007. Therefore, no Hong Kong profit tax had been provided for in the years presented.
China
     The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Income Tax Law of the People’s

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33%. However, the subsidiaries that are located in the Pudong New District of Shanghai are subject to a 15% preferential EIT rate, and the subsidiaries that are located in Zhongguancun Hi-tech Park of Haidian District of Beijing and hold a “High and New Technology Enterprise” qualification simultaneously are subject to a 15% preferential EIT rate.
     In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a “High and New Technology Enterprise”. This classification, subject to annual inspection, entitles C9I Shanghai to enjoy EIT exemption for the years ended December 31, 2005 and December 31, 2006 for which the Shanghai tax authorities have granted approval. Total tax savings to C9I Shanghai from the EIT exemption are as follows:

	For the year ended	For the year ended
	December 31, 2005	December 31, 2006
	RMB	RMB

Aggregate effect	48,947,051	120,330,643
Per share effect — basic	2.02	4.92
Per share effect — diluted	1.97	4.90
     In April 2007, C9I Beijing received approval from certain government authorities to be classified as a “High and New Technology Enterprise”. This classification, subject to annual inspection, entitles C9I Beijing to enjoy EIT exemption for 2007, 2008 and 2009, and a 50% reduction in the applicable EIT rate in the three years thereafter for which the Beijing tax authorities have granted approval. C9I Beijing did not provide for EIT for the year ended December 31, 2007. Total tax savings to C9I Beijing from the EIT exemption are as follows:

	For the year ended	For the year ended
	December 31, 2007	December 31, 2007
	RMB	US$ (Unaudited,
		Note 3)

Aggregate effect	52,602,187	7,211,113
Per share effect — basic	1.92	0.26
Per share effect — diluted	1.90	0.26

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
      Composition of income tax (expense) benefit
     The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)

Current income tax expense	(606,010)	(616,896)	(38,352,387)	(5,257,641)
Deferred taxation	6,838,895	12,861,712	19,288,424	2,644,206
Change in valuation allowance	(6,401,140)	(9,575,053)	9,795,331	1,342,819

Income tax (expense) benefit	(168,255)	2,669,763	(9,268,632)	(1,270,616)

      Reconciliation of the differences between statutory tax rate and the effective tax rate
     Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007

Statutory EIT rate	33%	33%	33%
Effect of tax rates differential from statutory rate	12%	1%	(1%)
Change of valuation allowance	8%	3%	(4%)
(Income) not subject to tax and non-deductible expenses, net	(4%)	(2%)	0%
Effect of tax holidays	(49%)	(36%)	(19%)
Enacted EIT rate change	—	—	(5%)

Effective EIT rate	0%	(1%)	4%

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
      Significant components of deferred tax assets

	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$
			(Unaudited, Note 3)

Temporary differences related to revenues and expenses	109,701	470,335	64,477
Net operating loss carry-forwards *		4,830,845	662,249
Less: Valuation allowance	(109,701)	(182,835)	(25,064)

Net current deferred tax assets	—	5,118,345	701,662

Temporary differences related to depreciation and amortisation	6,872,917	17,250,101	2,364,777
Net operating loss carry-forwards*	14,384,698	18,104,459	2,481,899

Total non-current deferred tax assets	21,257,615	35,354,560	4,846,676
Less: Valuation allowance	(15,866,492)	(5,998,027)	(822,256)

Net non-current deferred tax assets	5,391,123	29,356,533	4,024,420

Total deferred tax assets	5,391,123	34,474,878	4,726,082

*	The net operating loss carry-forwards will expire, if unused, in the years ending December 31, 2010 through 2011.
      Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	US$ (Note 3)

Balance at January 1	6,401,140	15,976,193	2,190,140
Increase in valuation allowance	9,575,053	3,193,583	437,801
Reversal of valuation allowance	—	(12,988,914)	(1,780,620)

Balance at December 31	15,976,193	6,180,862	847,321

     As of December 31, 2006, valuation allowance of approximately RMB16.0 million was provided, as it was considered more likely than not that the deferred tax assets would not be recognized by the Company. Given the changes in business circumstances, including changes in legal requirements, that occurred in 2007, management considered the expected future taxable income/loss for each of the group entities and has concluded that The9 Computer and Shanghai IT will be able to utilize their loss carryforwards, the recognition of the deferred tax assets became more likely than not and the valuation allowance of RMB9.8 million was reversed.
     On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). The new CIT Law went into effect as of January 1, 2008 which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in China. Under the new CIT Law, whether the Group’s entities registered in Shanghai Pudong New District are

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
entitled to enjoy the preferential CIT rate of 15% is uncertain. In accordance with SFAS No. 109 Accounting for Income Taxes, these entities used 25%, the new statutory income tax rate, to calculate their deferred tax assets as of December 31, 2007. The reporting of deferred tax assets at the new statutory income tax rate as opposed to current preferential tax rate resulted in a tax benefit of approximately RMB13.4 million (US$ 1.8 million) for the year 2007. When detailed regulations on the applicable requirements and procedures to apply for the preferential tax treatment are signed into law or announced by local authorities and if the Company has obtained confirmation from the Chinese tax authorities on its qualification for such preferential tax treatment, there is a possibility that the Company will report a higher tax charge in the future periods, resulting from a reduction to the deferred tax assets to reflect lower preferred tax rates. Under the new CIT Law and related detailed implementation guidance enacted so far, C9I Beijing is entitle to continue its tax holidays of 6 years (including 3 years exemption from CIT followed by 3 years of 50% reduction in CIT rate since 2007); however, its CIT rate will increase gradually from 15% in 2007 to 25% in 2012 and future years. The gradual increase in C9I Beijing’s future CIT rates did not result in a significant change in the Group’s deferred taxation.
     The Company will assess the implications, if any, when the State Council announces additional regulations and guidance.
     In accordance with the new CIT Law, dividends declared in 2008 and then on, by foreign invested enterprises (“FIEs”) to its foreign investors, are subject to 10% withholding income tax. Subsequent to December 31, 2007, on February 22, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued detailed guidance, which clarified that dividend appropriated from accumulated profits as at December 31, 2007, was exempted from withholding tax. In addition, under certain tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong, the applicable withholding tax rate was reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE. Pursuant to APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, a deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits of its China subsidiaries and VIEs in its operations in PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries and VIEs have been provided as of December 31, 2007.
14. OTHER PAYABLES AND ACCRUALS
     Other payables and accruals are as follows:

	December	December	December
	31, 2006	31, 2007	31, 2007
	RMB	RMB	US$
			(Unaudited, Note 3)

Staff cost related payables	19,794,416	21,689,586	2,973,376
Professional services	7,580,002	12,633,520	1,731,900
Internet data centers	6,932,637	—	—
R&D services	3,095,366	2,695,366	369,502
Marketing and promotion	2,905,467	4,306,173	590,323
Others	12,159,755	7,026,575	963,257

	52,467,643	48,351,220	6,628,358

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
15. SHARE REPURCHASE PROGRAM
     In November 2007, the Company’s Board approved a buy-back of up to US$50 million of its American Depositary Shares, each of which represents one share of the Company’s ordinary shares. As of December 31, 2007, the Company had spent an aggregate purchase consideration of approximately US$14.6 million (including transaction costs), and had repurchased approximately 0.6 million of outstanding ADSs which were retired by the Company. The share repurchase program ended on June 23, 2008.
16. INVESTMENT BY EA
     In May 2007, Electronic Arts Inc. (“EA”) made an equity investment in the Company to subscribe and purchase the Company’s ordinary shares with an aggregate purchase price of US$167 million. Proceeds amounting to US$164 million, net of transaction costs of US$3.0 million, were recorded into ordinary share capital and additional paid-in capital. After the investment by EA, EA owns approximately 15% of the ordinary shares of the Company.
17. EMPLOYEE BENEFITS
     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB7,004,595, RMB10,910,018 and RMB17,729,141 for the years ended December 31, 2005, 2006 and 2007, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
18. SHARE-BASED COMPENSATION
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
     On December 15, 2004, the Company granted options to its employees and employees of 9Webzen Shanghai that may be converted to 1,114,739 ordinary shares, of which 252,945 options vest immediately and the remaining options vest over periods ranging from 2 to 4 years, at the exercise price of US$ 17.00 per share, the market price on the date of grant. Those options can be exercised no later than November 25, 2009.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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
     On March 6, 2007 and May 31, 2007, the Company granted options to certain of our employees and directors under the 2004 option plan to purchase 187,500 and 1,010,000 of its ordinary shares at the exercise price of US$30.90 and US$38.54 per share, respectively. Those options granted on March 6, 2007 can be exercised no later than March 6, 2012 and those options granted on May 6, 2007 can be exercised no later than May 31, 2012 respectively. The options granted in 2007 will vest over 2 to 3 years.
     In December 2006, the Company increased the ordinary shares reserved under the 2004 option plan to 2,449,614 shares, and extended the term of the plan from five years to ten years.
     The following table summarizes the Company’s share option activities with its employees and directors:

			Weighted-Average
			Remaining
	For the year ended	Weighted-Average	Contractual Term	Aggregate Intrinsic
	December 31, 2007	Exercise Price	(years)	value

Outstanding at January 1, 2007	672,186	US$ 17.75
Granted	1,197,500	US$ 37.34
Exercised	(179,436)	US$ 17.52
Forfeited	(55,547)	US$ 29.36

Outstanding at December 31, 2007	1,634,703	US$ 31.73	3.7	US$	1,668,000

Vested and expected to vest at December 31, 2007	1,600,526	US$ 31.78	3.7	US$	1,657,429

Exercisable at December 31, 2007	414,779	US$ 17.51	1.9	US$	1,579,371

     The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options.
     The total intrinsic value of options exercised for the year ended December 31, 2005, 2006 and 2007 was nil, RMB56.3 million and RMB5.0 million (US$0.7 million). The intrinsic value as of December 31, 2007 is calculated as the difference between the market value at December 31, 2007 and the exercise price of the shares.
     The weighted-average grant-date fair value of options granted during the years 2005, 2006 and 2007 was US$6.30, US$7.78 and US$17.08, respectively.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     A summary of the status of the Company’s non-vested shares as of December 31, 2007, and changes during the year ended December 31, 2007, are presented below:

		Weighted-Average
		Grant-Date Fair
Non-vested Shares	Number of shares	Value

Non-vested at January 1, 2007	400,570	US$	7.73
Granted	1,197,500	US$	17.08
Vested	(324,703)	US$	7.71
Forfeited	(53,443)	US$	12.04

Non-vested at December 31,2007	1,219,924	US$	16.73

     No share-based compensation expense or deferred compensation was recognized for the year ended December 31, 2005 for options granted to the Company’s employees under APB 25 as the exercise prices equal the fair value of the shares on the dates of grant.
     For the year ended December 31, 2006 and 2007, the Company recorded share-based compensation of RMB17,739,543, RMB46,728,166 (US$6,405,857) for options granted to the Company’s employees and directors under SFAS 123R. There were no capitalized share-based compensation costs during the year ended December 31, 2006. As a result of adopting SFAS 123R, the Company’s income from operations and net income was RMB17,739,543 and RMB41,468,719 (US$5,684,852) lower for the year ended December 31, 2006 and 2007, than if the Company had continued to account for share-based compensation under APB 25. The implementation of SFAS 123R reduced basic and diluted earnings per share by RMB0.73 and RMB0.72, RMB1.51 and RMB1.50, respectively, for the year ended December 31, 2006 and 2007. During the year ended December 31, 2006 and 2007, the adoption of SFAS 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities.
     As of December 31, 2007, there was approximately RMB116.2 million (US$15.9 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company’s employees. This cost is expected to be recognized over a weighted-average period of 2.32 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
19. RELATED PARTY TRANSACTIONS AND BALANCES
     During the years presented, the Group entered into various transactions with its affiliated company, 9Webzen Hong Kong as follows:
     Master Agreements. The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
MU; and Shanghai IT acts as the provider of a domain name and Internet content provider. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT is entitled to the amounts being RMB10 per user per month but in any case no more than 5.5% of the net revenue; (ii) The9 Computer is entitled to 5% of net revenue; and (iii) 9Webzen Shanghai is entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party is then subject to sales tax at a rate of 5% and related surcharges on their respective revenue entitlements. In October 2006, The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a supplementary agreement. Under the supplementary agreement, The9 Computer has ceased being the technical service provider of Pass9 for 9Webzen and no longer shares in the revenue generated from the operation of MU since October 1, 2006.
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
     In December 2005, the Group entered into an agreement with Webzen Inc., to sell 21% interest in 9Webzen Hong Kong to Webzen Inc. (Note 7.1<1>). The Group recognized gain of approximately RMB6.7 million from the disposal of the 21% equity interest.
     In 2005 and 2006, the Group purchased some equipments and vehicles from 9Webzen Shanghai.
     In connection with the investment in GFD, Spring Asia, as a 30% shareholder, was to provide a 12-month interest-free loan amounted to US$1.5 million to GFD and Spring Asia is entitled to 1% of the WoW-related revenue of GFD as technical support fees. Spring Asia has extended a US$1.5 million shareholder loan to GFD at December 31, 2005 and has recognized revenue of RMB289,825 and RMB1,721,816 in relation to the 1% technical support fees in 2005 and 2006, respectively.
     In December 2006, the Group has entered into an agreement with a third party to sell 100% interest in Spring Asia which mainly includes US$1.5 million equity investment in GFD and US$1.5 million receivable from GFD for a total consideration of US$6,965,825. The payment was guaranteed by IAH, one of the Company’s equity investee. US$1 million was received in December 2006 and US$5 million was received in 2007.
     Significant outstanding amounts due to related parties as of December 31, 2006 and 2007 were as follows:

	December 31,	December 31,	December 31,
	2006	2007	2007
	RMB	RMB	US$
			(Unaudited, Note 3)

Amounts due to 9Webzen Hong Kong and 9Webzen Shanghai	332,797	77,052	10,563

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     Significant related party transactions for the years ended December 31, 2005, 2006, and 2007 were as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)

Loan to GFD	12,105,300	—	—	—
Share revenue from 9Webzen	5,868,266	1,078,202	782,340	107,249
Game technical support fee income from GFD	289,825	1,721,816	—	—
Fixed assets purchased from 9Webzen Shanghai	10,333,945	989,411	—	—
Sale of 21% equity interest in 9Webzen Hong Kong to Webzen Inc.	22,193,050	—	—	—
20. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS 128 as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Numerator:

Net income	72,471,687	312,477,048	240,891,954	33,023,325

Denominator:

Denominator for basic earnings per share — weighted-average shares outstanding	24,192,113	24,456,507	27,406,263	27,406,263

Dilutive effect of share options	612,884	109,440	234,363	234,363

Denominator for diluted earnings per share	24,804,997	24,565,947	27,640,626	27,640,626

Earnings per share
- Basic	3.00	12.78	8.79	1.20

- Diluted	2.92	12.72	8.72	1.19

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
21. CERTAIN RISKS AND CONCENTRATION
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and prepayments and other current assets. As of December 31, 2006 and 2007, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit quality.
     In the year ended December 31, 2007, total revenue from WoW operations of RMB1,243,630,836 for online game services and WoW-related product sales represented approximately 92% of total revenues. In the year ended December 31, 2006, total revenue from WoW operations of RMB1,028,989,688 for online game services and WoW-related product sales represented approximately 99% of total revenues. In the year ended December 31, 2005, total revenue from WoW operations of RMB478,748,763 for online game services and WoW-related product sales represented approximately 98% total revenues.
22. COMMITMENTS AND CONTINGENCIES
     Operating lease commitments
     The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centres. Future minimum lease payments for non-cancellable operating leases as of December 31, 2007 are as follows:

	RMB	US$
		(Unaudited, Note 3)

Less than 1 year	43,660,623	5,985,335
Between 1 and 2 years	6,043,951	828,551

	49,704,574	6,813,886

     Total rental expenses amounted to RMB36,424,898, RMB61,457,636 and RMB85,323,798 for the years ended December 31, 2005, 2006 and 2007, respectively.
      Other contractual obligations
     In addition to the leasing and contractual obligations set forth above, the Group has contractual obligations under various license agreements to pay the licensors license fees and royalties based on the face value of the online game cards and online points sold by the Group. The following table sets forth our committed advance payments of minimum royalties from sales of WoW playing time in China as of December 31, 2007.
(a) WoW minimum royalty fees (fixed amount)

	RMB	US$
		(Unaudited, Note 3)

Less than 1 year	37,612,687	5,156,237

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	RMB	US$
		(Unaudited, Note 3)

Between 1 and 2 years	37,612,687	5,156,237

	75,225,374	10,312,474

(b) License fees, minimum royalty fees and guaranteed marketing expenses commitment (with fixed amount, games other than WoW)
     Other than WoW-related royalty payment obligations, as of December 31, 2007, the total outstanding license fees, guaranteed minimum royalty fees and marketing expenses the Group was required to pay within the next five years under other license agreements were as follows:

US$

License fees	10,900,000
Minimum royalty fees	69,948,134
Guaranteed marketing expenses	20,000,000

100,848,134

(c) Marketing expense, licenses fees and minimum royalties (with variable amount, WoW and other games)
     In addition to the above guaranteed marketing expenses, the Group has committed to incur marketing expenses on WOW amounting to 5% of WOW’s gross sales for the period from January 1, 2007 to June 9, 2009.
     The Group has agreed with G10 Entertainment Korea Corp. to pay a license fee of US$1 million for every US$10 million of Audition 2’s gross sales revenue accumulated, subject to the maximum that the accumulative amount shall not exceed US$8 million.
     The Group has agreed with Webzen Inc. to pay a minimum royalty guarantee of US$10 million per year for Huxley if certain criteria are met. The Group has also agreed with Webzen Inc. to incur marketing expenses related to Huxley of an amount which is within the range of US$1.5 million to US$3 million for the first year after the execution of the license agreement with Webzen Inc., and similar amounts to be agreed upon between Webzen Inc. and the Group for each of the two years thereafter.
      Contingencies
     The PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain same shareholders as the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
opinion of the Company’s directors. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT were found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.
     On June 18, 2007, Beijing Beida Founder Electronics Company (“Founder”) filed a lawsuit in the Beijing High Court against two other companies and two of wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed on its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Companies to pay compensation is probable and amount of compensation estimated by the external legal counsel and management is measurable. As a result, the management considers that this has met the criteria set forth under FASB Statement No. 5, “Accounting for Contingencies” to record an accrual for this litigation. The Group accrued RMB1.15 million in 2007 pursuant to the Company’s estimate, which is based on advice from its external legal counsel. The amount of compensation to Founder is subject to the final result of the litigation, which is still in process.
23. Recent accounting pronouncements
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Group is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows, and results of operations.
     In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.
     In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group will adopt this statement in the fiscal year 2009 and its effect on future periods will depend on the nature and significance of any new equity investments subject to this statement.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
     In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14, “Share-based payment.” SAB No. 110 states that the SEC staff will continue to accept, under certain circumstances, the use of the simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB No. 110 did not require any adjustments to our consolidated financial statements for the year ended 2007.
     In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The adoption of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is evaluating the impact adopting SFAS 157 will have on its financial statements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of FASB Statement 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except those that are recognised or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of Statement 157 before February 12, 2008.
     In March 2008, the FASB issued FASB Statement No. 161, or FASB 161, “Disclosures about Derivative Instruments and Hedging Activities.” FASB 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact the adoption of FASB 161 may have on the consolidated financial position or results of operations.
     In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets. This statement states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors. This FSP will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Group is currently assessing the impact of adopting FSP No.142-3.
     In May 2008, the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present fairly in conformity with generally accepted accounting principles.’” The Company does not expect the adoption of FAS 162 will have a significant impact on its consolidated financial statements.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
24. SUBSEQUENT EVENTS
<1>Investment in Ideas Corporation (“Ideas”)
In January 2008, the Group, through its subsidiary, acquired 17% redeemable and convertible preferred shares and 17% ordinary shares in Ideas, a Korea company in game developing industry, for US$3.5 million (including transaction cost). The Group also obtained a license agreement from Ideas for a game titled “Burn the Floor.”
<2>Investment in G10 Entertainment Corp.(“G10”)
     In April 2008, the Group, acquired the minority equity of G10, a Korea company, in game developing industry by approximately US$38 million.
<3>Licensing of Atlantica
     In April 2008, the Group entered into an agreement with NDOORS Corporation (“Ndoors”), pursuant to which the Group has obtained an exclusive license from Ndoors to operate the Atlantica game, a 3D massive multiplayer online role-playing game in mainland China.
<4>Share Repurchase Programs
     On November 20, 2007, The9 announced its Board of Directors has authorized a buy-back of up to US$50 million of its American Depositary Shares (“ADSs”). For the period from January 1 to June 23, 2008, the end of the share repurchase program, the Group spent a total purchase consideration of approximately US$24.7 million (including transaction costs) to repurchase approximately 1.2 million ADSs. The share repurchase program ended on June 23, 2008.