Form 20-F
period 2008-12-31
The9 LTD
filed 2009-07-15
CIK 1296774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:                     .
Commission file number: 001-34238

THE9 LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People’s Republic of China
(Address of principal executive offices)

George Lai
Tel: +86-21-5172-9990
Facsimile number: +86-21-5172-9903
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,027,922 ordinary shares, par value US$0.01 per share as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑ U.S. GAAP         ☐ International Financial Reporting Standards as issued         ☐ Other
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION
In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also includes our affiliated PRC entities, (2) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 20, 2004, “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (3) all share numbers reflect the 2.86-for-1 share split of our ordinary shares and preferred shares which became effective on November 25, 2004, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008, and consolidated balance sheet data as of December 31, 2007 and 2008.
We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the ticker symbol “NCTY.”

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2004 and December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)

Consolidated Statement of Operation Data:
Revenues	36,636	489,191	1,038,328	1,350,129	1,806,130	264,731
Sales taxes	(1,913)	(24,164)	(52,502)	(70,522)	(94,639)	(13,872)
Net revenues	34,723	465,027	985,826	1,279,607	1,711,491	250,859
Cost of services	(9,139)	(240,416)	(524,032)	(700,047)	(997,949)	(146,273)
Gross profit	25,584	224,611	461,794	579,560	713,542	104,586
Operating expenses	(35,347)	(164,898)	(191,639)	(343,695)	(578,993)	(84,865)
(Loss) profit from operations	(9,763)	59,713	270,155	235,865	134,549	19,721
Interest income, net	81	10,022	9,136	50,656	56,691	8,310
Other income (expense), net	15,792	14,467	28,417	(30,054)	(18,967)	(2,780)
Income before income tax (expense) benefit, gain on investment disposal, impairment loss on investments, share of profit (loss) in equity investments and minority interests	6,110	84,202	307,708	256,467	172,273	25,251
Income tax (expense) benefit	(5,073)	(168)	2,670	(9,269)	(47,929)	(7,025)
Income before gain on investment disposal, impairment loss on investments, share of profit (loss) in equity investments and minority interests	1,037	84,034	310,378	247,198	124,344	18,226
Gain on investment disposal	—	6,716	23,409	—	—	—
Impairment loss on investments	—	—	(20,402)	(627)	(25,922)	(3,800)
Share of profit (loss) in equity investments, net of taxes	16,571	(13,737)	(908)	(5,679)	(2,241)	(328)

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)

Minority interests	6,871	(4,541)	—	—	655	96
Net income	24,479	72,472	312,477	240,892	96,836	14,194
Net income attributable to ordinary shareholders	12,047	72,472	312,477	240,892	96,836	14,194
Earnings per share
- Basic	1.17	3.00	12.78	8.79	3.50	0.51
- Diluted	0.87	2.92	12.72	8.72	3.50	0.51
Earnings per ADS (2)
- Basic	1.17	3.00	12.78	8.79	3.50	0.51
- Diluted	0.87	2.92	12.72	8.72	3.50	0.51

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(1)
						(unaudited)
	(in thousands, except for per share and per ADS data)

Consolidated Balance Sheet Data:
Cash and cash equivalents	793,405	488,245	937,846	2,215,282	2,152,586	315,513
Non-current assets	171,565	602,744	537,492	831,342	769,023	112,719
Total assets	1,026,595	1,213,735	1,624,585	3,246,101	3,263,009	478,272
Total current liabilities	149,265	271,750	288,427	440,011	543,767	79,702
Minority interests	12,165	—	—	—	—	—
Total shareholders’ equity	865,165	941,985	1,336,158	2,806,090	2,719,242	398,570
Total liabilities and shareholders’ equity	1,026,595	1,213,735	1,624,585	3,246,101	3,263,009	478,272

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.8225 to US$1.00. See “Exchange Rate Information.”

(2)	Each ADS represents one ordinary share.
Our license to operate World of Warcraft, or WoW, in China through cooperation with Shanghai IT, our affiliated entity, was not renewed upon its expiration on June 7, 2009. See “Item 5. Operating and Financial Review and Prospects — A. Overview — Recent Impairment Provisions” below.
Exchange Rate Information
Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2008 at US$1.00: RMB6.8225, which was the noon buying rate in effect as of December 31, 2008. The prevailing rate at July 10, 2009 was US$1.00: RMB6.8325. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July (through July 10, 2009)	6.8325	6.8325	6.8342	6.8312

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company
If we are unable to successfully establish new relationships with online game developers, and maintain a satisfactory relationship with the online game developers that have licensed games to us, our future results of operations and profitability will be materially impacted.
We rely heavily on our relationships with online game developers that have licensed games to us, such as our relationship with Blizzard Entertainment which permitted our subsidiary, C9I, to operate WoW in China through cooperation with Shanghai The9 Information Technology Co., Ltd. (formerly known as Shanghai Jiucheng Information Technology Co. Ltd.), or Shanghai IT, our affiliated entity. Our agreement with Blizzard Entertainment, which terminated on June 7, 2009, accounted for approximately 91% of our total revenue in 2008. We also rely on our relationships with, among others, game licensors such as EA Swiss Sàrl, G10 Entertainment Corp. and Ndoors Corporation. In order for our business strategy to be successful in the near term, we will need to license new online games, as well as develop proprietary games, that are attractive to users. Our results of operations and profitability will be materially impacted if we are unable to license new online games in the future. In addition, if we are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us, or should any of these game licensors either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or otherwise, our operating results and our business would be harmed because our business depends significantly upon our exclusive licenses to operate online games in China. We cannot assure you that any of our online game licensors will renew their license agreements with us, or grant us an exclusive license for any new online games that they may develop or make expansion packs for existing games available to us in the future. Any deterioration in our relationships with our online game licensors could harm our future results of operations or the growth of our business.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.
We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record with developing proprietary massively multiplayer online role playing games, or MMORPGs, from which we derive a significant portion of our profits. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. Hit products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. If our competitors develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do, our revenues, margins and profitability will decline.
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
There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Shanda Interactive Entertainment Limited, Netease.com, Inc., Perfect World Co., Ltd., and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods, such as charging customers a flat user fee. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability.
Our limited relevant operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.
We began to offer our self-developed online virtual community game, “the9 City,” in 2000 and commenced the distribution and operation of MU, our first MMORPG, in China in February 2003. We launched seven additional online games in China between February 2005 and June 2009, including Mystina Online, WoW, Joyful Journey West (“JJW”), Soul of The Ultimate Nation (“SUN”), Granado Espada (“GE”), EA Sports™ FIFA Online 2 and Atlantica. As a result, we have limited relevant operating history upon which to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including the online game market. These risks may include our potential failure to:
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
We incurred net losses in the first half of 2005. Although we have achieved a net profit since the second half of 2005 as a result of the commercial launch of WoW in China, we cannot assure you that we can avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarter or other period. As a result, any decrease or delay in generating additional revenues could result in material operating losses and cause the market price of our ADSs to decline.
Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights, as well as theft of in-game goods, could harm our business and reputation and materially and adversely affect our results of operation.
With the increase in the number of online game players in China, we have faced the risks of illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights as well as the risk of theft of in-game goods purchased by our customers. Our historical results of operations were materially and adversely affected by illegal game servers. Although we have adopted a number of measures to address illegal server usage, misappropriation of our game server installation software and the establishment of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.
From time to time, we have detected a number of players who have gained an unfair advantage by installing cheating tools that facilitate character progression. In response to these activities, we have expanded our customer service team dedicated to detecting unauthorized character enhancements. We have installed software patches designed to prevent unauthorized modifications to our execution files. However, we cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. The deletion of unauthorized character enhancements requires the affected players to restart with a new character from the starting level, and may result in some of these players ceasing to play the game altogether. In addition, any of our new games may be affected by similar or other infringement of our intellectual property rights. If we are unable to eliminate illegal servers, unauthorized character enhancements or suffer other infringement of our intellectual property rights, our players’ perception of the reliability of our games may be negatively impacted, which may reduce the number of players using our games, shorten the life span of our games or adversely affect our results of operations.

Our business has been impacted by global economic conditions and a corresponding decrease in global gaming spending, which may adversely impact our results of operations.
Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, added concerns fueled by the U.S. government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the U.S. government financial assistance to American International Group Inc., Citibank, Bank of America and other federal government interventions in the U.S. financial system led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels. This volatility has led to a decline in global gaming spending.
As a result of the recent global market and economic conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike, and have led to decreased gaming expenditures. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.
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
Online games are a new and evolving entertainment concept in Asia, particularly in China. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:
•	the popularity of new online games operated by us;

•	the introduction of new online games, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment;

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted; and

•	the acceptance by customers of the purchase of in-game items.
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
We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.
Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.
Our games may contain errors or flaws, which may only be discovered after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. If our games contain programming errors or other flaws, our customers may be less inclined to continue or resume playing our games or recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors and game defects can disrupt our operations, adversely affect the gaming experience of our users, harm our reputation, cause our customers to stop playing our games, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

We may not be able to prevent others from infringing upon our intellectual property rights, which may harm our business and expose us to litigation.
We regard our proprietary software, domain names, trade names, trademarks and similar intellectual properties as critical to our success. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Monitoring and preventing the unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
Future equity investments may have an adverse effect on our ability to manage our business.
Selective equity investments form a part of our strategy to further expand our business. To date, we have acquired equity interests in various online game developers and operators. Equity investments create a unique problem in that we are often limited in our ability to manage the products and strategies of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees could have an adverse effect on our ability to manage our business.
We may need additional financing and we may not be able to obtain it on terms acceptable to us, or at all.
We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We have made significant financial commitments under the license agreements with the licensors of the MMORPGs we operate. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing in the form of additional sales of our shares, the issuance of debt securities or through obtaining a credit facility. These forms of financing may result in dilution to our shareholders or increased debt service obligations, and could result in operating and financing covenants that would restrict our operations. We cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.
Our sale of a significant number of equity shares to third parties may have an adverse effect on our ability to manage our business, and subsequent sales of large shareholdings by third parties may impact our share price.
In May 2007 we sold a 15% interest in our ordinary shares to EA International (Studio and Publishing) Ltd. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The sale of a significant number of equity shares to a third party may have an adverse impact on our ability to manage our business, and the subsequent sale of a large equity shareholding by such a third party may impact our share price.
Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations.
Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See “—Risk Related to Doing Business in China —The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” As a result, we rely heavily on a distribution network composed of third party distributors for the sale of our game playing time to end users. We do not have long-term agreements with any of our distributors, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease to use our products and services.
We rely on distributors throughout China to sell prepaid online playing time for our MMORPGs. We also rely on third-party licenses for some of the software underlying our technology platform, as well as on China Telecom’s Internet data centers to host our servers. See “Item 4. Information on the Company — B. Business Overview — Pricing, Distribution and Marketing.” Any interruption in our ability to obtain the services of these or other third parties or a deterioration in their performance could impair the timeliness and quality of our services. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution on a timely basis or on terms favorable to us. If any of these events occur, our customers may cease using our products and services.
Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.
Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware in Shanghai, Shenzhen, Chengdu and Beijing. We also run our back-end infrastructure in Shanghai, Qingdao, Xi’an, Tianjin, Guangzhou, Wuhan, Xuzhou and Shenyang. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.
Our network systems are also vulnerable to damage from computer viruses, fire, flood, power loss, telecommunications failures, computer hacking and similar events. We maintain property insurance policies covering our servers, but do not have business interruption insurance.
Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.
The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in online game programming or operations could render our games obsolete or unattractive.
We use our internally developed Pass9 system and other software systems that support nearly all aspects of our billing and payment transactions. Our business may be harmed if we are unable to upgrade our systems fast enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game development partners.
Our results of operations may be materially and adversely affected if our licensors cannot prevail on future intellectual property rights claims brought against them by third parties.
We expect to continue to derive substantially all of our revenues and profits from our licensed online games in the near future. Any of our licensors may be subject to intellectual property rights claims with respect to the online game or games it has licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game, and our results of operations could be materially and adversely affected.

We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.
There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. We are currently awaiting an initial hearing date for a lawsuit filed by Beijing Founder Electronics Co., Ltd., or Founder, alleging that WoW client installation packages sold in 2007 contained fonts that infringe Founder’s intellectual property rights. Although we are not aware of any pending or threatened claims other than the Founder claim, if any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, incur additional costs to license or develop alternative games and be forced to pay fines and damages, each of which may materially and adversely affect our business and results of operations.
We experience fluctuations in quarterly operating results.
Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches and the expiration of existing game licenses. For example, the expiration of the WoW contract in June 2009 will lead to a significant decrease in our revenues. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems and the recurrence of SARS or the outbreak of any other contagious diseases such as avian flu or swine flu. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.
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
Our future success depends heavily upon the continued services of our senior executives. We rely on their expertise in business operations, technology support and sales and marketing and on their relationships with our shareholders and distributors. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expense to recruit and train personnel.
Each of our executive officers has entered into an employment agreement with us, which contain confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of uncertainties with the PRC legal system. See “ — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.
If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, our ability to train and integrate new employees into our operation may not meet the increasing demands of our business.
PRC laws and regulations, including the New MII Notice issued in July 2006, restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online games over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai IT to hold and maintain the licenses necessary for the operation of our online games in China. Shanghai IT is a PRC company owned by Jun Zhu and Yong Wang, who are our chief executive officer and vice president, respectively.
In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology), or MIIT, issued a notice, or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MIIT before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT almost all of the domain names used in its daily operations and certain trademarks used in its daily operations, as required under the New MII Notice. All relevant transfers have been completed and relevant approvals have been obtained. If we or Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice, the relevant governmental authorities, according to the nature of the violation, would have broad discretion to adopt one or more of the following measures against us, including levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business license and/or other licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our operations related to online games. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.
The ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all applicable PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or those which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

We could also face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by Shanghai IT, which could adversely affect us by: (i) increasing Shanghai IT’s tax liability without reducing our PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to Shanghai IT for underpaid taxes; or (ii) limiting Shanghai IT’s ability to maintain preferential tax treatments and other financial incentives.
We may not be able to get approval for renewing our current foreign games, or for licensing new foreign games, if the PRC regulatory authorities promote a policy of domestic online game development and tighten approval criteria for online game imports.
Our business depends heavily on licensing and operating foreign games and will continue to do so in the near future. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games will be strategically supported by the PRC government. In July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, internet service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and owned online games which can take up a leading position in the domestic market and expand into the international market. The government will also encourage the development of derivative products to domestic online games. In support of this policy, the General Administration of Press and Publication (GAPP) may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPP implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our revenue and profitability may decline.
We depend on Shanghai IT to hold certain operating licenses. If Shanghai IT violates our contractual arrangements with it, our business could be disrupted and our reputation may be harmed.
Because the PRC government restricts our ownership of Internet content provision, Internet culture operation and Internet publishing businesses in China, we depend on Shanghai IT, in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, Shanghai IT could violate its contractual arrangements with us, go bankrupt, suffer problems in its business or otherwise become unable to perform its contracts with us and, as a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.
The principal shareholders of Shanghai IT have potential conflicts of interest with us, which may adversely affect our business.
Our chief executive officer, Jun Zhu, and our vice president, Yong Wang, are also the principal shareholders of Shanghai IT. Thus, conflicts of interest between their duties to our company and Shanghai IT may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our subsidiaries in China are subject to restrictions on paying dividends or making other payments.
Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our PRC subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “— Risks Related to Doing Business in China — Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”
The aggregate net assets of all of our PRC subsidiaries and consolidated affiliated entities not distributable in the form of advances, loans or dividends to us as a result of applicable PRC regulations and due to our organizational structure was RMB47.1 million, or 3.5%, RMB100.3 million, or 3.6%, and RMB140.0 million (US$20.5 million), or 5.1% of our total consolidated net assets as of December 31, 2006, 2007 and 2008, respectively. Our subsidiaries in the PRC or consolidated affiliated entities, however, may use such net assets to make payments to the Company or its shareholders, including payments through royalty and license fees under the trademark license agreements or certain other contractual arrangements, subject to the terms and conditions of such agreements and applicable regulations.
Our business could suffer if we do not successfully manage current growth and potential future growth.
Our current and anticipated growth has placed and will continue to place a significant strain on our management, operational, financial and other resources as we expand our operations and workforce. For example, the total number of our employees has increased from 100 as of December 31, 2001 to 1,626 as of December 31, 2008. In addition, certain of our directors, officers and employees have only begun to serve our company recently. New personnel must learn our business and successfully integrate themselves into our company. In addition, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
We may not be able to successfully implement our growth strategies.
Our objective is to become a leading provider and developer of multi-platform games in China. In order to achieve this objective, we are pursuing our “4D” business strategy, the four D’s being: (1) Dedicated services for all quality games; (2) Diversifying our portfolio with different genres and game models; (3) Developing proprietary games; and (4) Delivering enriched interactive community experience to gamers. Some of these strategies involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks, or acts of terrorism, which could result in reduced demand for gaming or disrupt our operations.
Our business could be materially and adversely affected by the outbreak of swine flu, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic, or an act of terrorism. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China or elsewhere in Asia, including an outbreak of swine flu, may have a material and adverse effect on our business operations. During the height of the SARS epidemic in the second quarter of 2003, we experienced a decline in the number of concurrent users of our licensed game MU in China, which we believe resulted largely from the PRC government’s decision to close Internet cafés in Beijing and elsewhere to prevent the spread of SARS. Most of our online game players can only access games at Internet cafés. If there is a recurrence of an outbreak of SARS or any outbreaks of other contagious diseases such as avian flu or swine flu, it may adversely affect our business and operating results. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices, which could severely disrupt our operations, the sickness or death of our key officers and employees, closure of Internet cafés and other public areas where people access the Internet, and a general slowdown in China’s economy. In addition, terrorist attacks, such as those that took place on September 11, 2001, geopolitical uncertainty and international conflicts, could have an adverse effect on our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any preventive measures or contingency plans to ensure the safety of employees or to minimize disruptions and other adverse effects on our operations that may occur due to an outbreak of contagious diseases or a terrorist attack in China.
We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.
Currently, a portion of our transactions are conducted through our websites. In such transactions, secure transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate to safeguard against fraudulent transactions. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract customers.
Existing major shareholders have substantial control over us and could delay or prevent a change in corporate control.
Incsight Limited, or Incsight, a company wholly owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, the two largest shareholders of our company, currently own, in the aggregate, a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.
New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.
Our subsidiaries and affiliated entities in the PRC are subject to Enterprise Income Tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the People’s Republic of China, or CIT Law, which was approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai are currently enjoying five year transitional EIT rates, which equate to phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries and affiliated entities that hold a High and New Technology Enterprise, or HNTE, qualification are subject to a 15% preferential EIT rate.

In April 2007, C9I Beijing received approval from certain government authorities to be classified as a HNTE. This classification entitles C9I Beijing to enjoy an Enterprise Income Tax, or EIT, exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE needs to re-apply for this qualification according to the new implementation rules. C9I Beijing re-applied for the HNTE qualification and received approval from certain government authorities. Hence C9I Beijing can continue to enjoy the EIT exemption. Also, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 to 2010. The HNTE qualification is valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. We cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs by the tax authorities.
Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the CIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least 12 consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations.
In addition, the CIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax on its global income. Under the Implementation Rules of the CIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC enterprise income tax on our global income. If we are deemed to be a resident enterprise, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs, since such income may be regarded as income from “sources within the PRC.”
The CIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the CIT Law applicable to The9 Computer, C9I Shanghai, C9I Beijing, Jiu Jing, Jiu Tuo, Shanghai Jiucheng Advertisement and Shanghai IT or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
On January 8, 2009, our board of directors adopted a shareholder rights plan. Under the rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event a person or group, or the Acquiring Person, obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, these rights entitle the holders other than the Acquiring Person to purchase, for an exercise price of $19.50, a number of shares with a value twice that of the exercise price.
This rights plan and the other anti-takeover provisions of our amended and restated memorandum and articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated memorandum and articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
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
Some of our subsidiaries and an affiliated entity in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2008, The9 Computer was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The sales that year related to such merchandise were approximately RMB0.1 million (US$0.02 million). The distribution of such merchandise, however, was not within the authorized scope of The9 Computer’s business license. Shanghai IT’s current ICP license was issued on May 15, 2007, and is effective until June 15, 2010. Shanghai IT did not submit a specific application, nor obtain approval for, the license for bulletin board services (BBS). In the past, Shanghai IT’s main business was a virtual community, and now it is online games. BBS platforms are mainly used for communications among players and do not affect the operations of Shanghai IT. BBS platforms permit the sharing or exchange of messages and files on the network. Most of our BBS platforms are devoted to particular subjects, such as an individual MMORPG, and players can discuss game subjects and strategy. While these companies are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.
Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, has adopted rules requiring public companies to include a report of management in its annual report that contains an assessment by management of the effectiveness of such company’s internal controls over financial reporting. In addition, beginning with the year ended December 31, 2007, we have been required to receive an independent registered public accounting firm’s report on the effectiveness of our company’s internal controls over financial reporting.

Our management has conducted an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our internal controls over financial reporting were not effective as of December 31, 2007. Management noted a material weakness due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP commensurate to the financial reporting requirements. If we fail to maintain the effectiveness, or fail to remediate the deficiency of, our internal controls over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Effective internal controls are necessary for us to produce reliable financial reports. During 2008, we completed our remediation efforts specifically designed to address the material weakness previously identified by our management in 2007. We hired a new chief financial officer, a new financial director and a new internal audit director. They all have solid knowledge of and experience with U.S. GAAP and SOX compliance. In addition, we provided various U.S. GAAP and SOX training to our accounting staff, finance department and internal audit department. Other than these remediation efforts, no significant changes have been made to our company’s internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. Based on our assessment, management has concluded that the previously identified material weakness has been remediated and that our internal controls over financial reporting were effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. Our management will continue to conduct its evaluation of the effectiveness of our internal controls over financial reporting on an ongoing basis. Any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs.
We obtained WoW playing time information from a third party and used that information in connection with our recognition of revenues from the sale of WoW playing time in China during the term of our license agreement for WoW.
Since June 2005, substantially all of our revenues have been generated from our sale of WoW playing time in China. We obtained WoW playing time information from a third party and used that information in connection with our recognition of revenues from the sale of WoW playing time in China. We sold game playing time primarily through the sales of prepaid cards and prepaid online points to distributors, who in turn sold them to our customers who play our games. Prepaid fees received from distributors for sales of game cards and online points were recognized as revenue mainly upon the customer’s actual use of game playing time. VUG maintains the systems that recorded and tracked the time that our customers spent playing the WoW game on our behalf. We were provided with data on customers’ actual usage of WoW playing time by VUG, and used that data in connection with our recognition of revenues from the sale of WoW playing time in China. We do not have direct access to the systems maintained by VUG. If VUG suffered any data loss or miscalculated the time our customers spent playing the WoW game, our results of operation may have been adversely affected.
Risks Related to Doing Business in China
Our business may be adversely affected by public opinion and government policies in China.
Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of new operating licenses to be issued and further reducing the hours during which the Internet cafés are permitted to be open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As a significant portion of our customers access our games from Internet cafés, any restrictions placed on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.

In April 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the gaming industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.
The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the Ministry of Industry and Information Technology, the General Administration of Press and Publication, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.
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
As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. For example, a new rule issued in June 2009 requires existing online game operators, such as our company, to obtain additional approval from the Ministry of Culture for the issuance of virtual currencies to users for online game services within three months. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online gaming industry. However, we cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.
In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, and required those remaining open to install software to prevent access to sites deemed subversive and required web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the overall growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. We have not been expressly notified of any suspensions in 2008, but the PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of, Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.
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

The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements, the review of patch and updates for approved games which introduce substantial changes, and the filing of domestically developed online games. We have obtained the necessary approvals from the Ministry of Culture for operating MU, WoW, SUN, GE, EA Sports™ FIFA Online 2 and Atlantica in China, and have completed the relevant filing requirement with respect to Audition 2. We will submit new games for the required review or filing in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.
In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.
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
Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.
We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas game developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.3% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1.0% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27.0% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
Our revenues and costs are mostly denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.
Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under such rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.
On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital or assets of the offshore company.
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
In 2007, SAFE further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.
We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. The failure or inability of such relevant PRC residents to comply with SAFE registration requirements may subject us or such PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits or make other distributions to us, or otherwise adversely affect us.

Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. In addition, we depend on Shanghai IT to honor its service agreement with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.
Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access in China still remains relatively high compared to the average per capita income. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our users may decrease and the growth of our user base may be materially impeded.
The continued growth of China’s Internet market depends on the establishment of adequate telecommunications infrastructure.
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic PRC user can connect to the international Internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.
Risks Related to Our Shares and ADSs
We were a passive foreign investment company for the taxable year ended December 31, 2008, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we were, we believe, a PFIC for the taxable year ended December 31, 2008, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new games by us or our competitors;

•	changes in financial estimates by securities analysts;

•	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;

•	conditions in the Internet or online game industries;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in the exchange rates between the U.S. dollar and the RMB;

•	addition or departure of key personnel; and

•	pending and potential litigation.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations through our wholly-owned subsidiaries and affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
You may not be able to exercise your right to vote.
As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to request your instruction. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about a shareholders’ meeting enough in advance to withdraw the shares. Pursuant to our amended and restated memorandum and articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or nonaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you request.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We were incorporated in the Cayman Islands in December 1999 under the name GameNow.net Limited and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer, a direct wholly-owned subsidiary of GameNow in China.
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
In July 2003, we and China Interactive (Singapore) Pte. Ltd., or China Interactive, a privately-held Singaporean company, formed a joint venture, C9I, to acquire an exclusive license from VUG to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I Shanghai, to operate WoW in China through cooperation with Shanghai IT, our affiliated entity. We initially owned 54% of C9I and through a series of subsequent transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005. Our license to operate the WoW game in China terminated on June 7, 2009.
Due to the current restrictions on foreign ownership of Internet content provision, Internet culture operation and advertising businesses in China, we rely on the following two affiliated PRC entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:
•	Shanghai IT, which holds Internet content provision, Internet culture operation and Internet publishing licenses;

•	Shanghai The9 Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, whose business license permits it to conduct advertisement operations.
Shanghai IT is owned by Jun Zhu, our chairman and chief executive officer and shareholder, and Yong Wang, our vice president. Shanghai Jiucheng Advertisement is a subsidiary of Shanghai IT, and was incorporated in April 2007. We do not have any ownership interest in Shanghai IT or Shanghai Jiucheng Advertisement. However, each of the individual shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to the shareholders of Shanghai IT, solely in connection with capitalizing and increasing the registered capital of Shanghai IT. These loans are repayable upon demand. The existing shareholders of Shanghai IT, Jun Zhu and Yong Wang, have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is (8621) 5172-9999.
In addition to our operational headquarters in Shanghai, we currently have small branch offices in the Chinese cities of Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an.
Recent Developments
Developments Relating to Our Business
WoW License Agreement
Through our subsidiary C9I and our affiliated entity Shanghai IT we operated WoW, a 3D MMORPG, in China from June 2005 to June 2009 pursuant to a license agreement with Blizzard Entertainment. This agreement, which represented approximately 91% of our total revenue in 2008, expired on June 7, 2009.
License of Games and Proprietary Games
As of December 31, 2008, we owned or had obtained licenses to operate the following games in mainland China:

Game	Developer/Licensor	Description	Status

WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005; expired in June 2009

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

Granado Espada	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in November 2007

EA Sports™ FIFA Online 2	EA Swiss Sàrl	Casual soccer game	Commercially launched in China in May 2009

Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009

Audition 2	G10 Entertainment Corp.	Casual dancing game	Preparing for beta testing

World of Fighter (formerly “Warriors of Fate Online”)	The9	2D MMORPG	In close beta testing

JiuZhouZhanJi	The9	2D web game	In close beta testing

Field of Honor	Beijing Gameworld Tech. Co. Ltd.	3D MMORSS	In development

License and Investment by EA Swiss Sàrl/EA International (Studio and Publishing) Ltd.
In May 2007, we obtained from EA Swiss Sàrl an exclusive license to operate the EA Sports™ FIFA Online 2 game in mainland China. EA International (Studio and Publishing) Ltd. made an equity investment in us of approximately US$167.0 million. Upon completion of the equity investment, EA International (Studio and Publishing) Ltd. owned 15% of our ordinary shares. In September 2008, we entered into an amendment to the license and distribution agreement with EA Swiss Sàrl. Through this agreement we supplemented provisions of the original license agreement pertaining to updates and upgrades to EA Sports™ FIFA Online 2, the payment schedule for recoupable advances and the launch schedule.
Investment in Ideas Corporation
In January 2008, we made an equity investment in Ideas Corporation, or Ideas, consisting of 34% of its then outstanding shares for approximately US$3.5 million (including transaction costs). Concurrently with that investment, we obtained a license agreement from Ideas for a game titled Burn the Floor. In January 2009 Ideas suspended its operations and is in the process of liquidation. As of December 31, 2008, we have made full provision on our investment in Ideas.
Investment in G10 Entertainment Corp.
In April 2008, we acquired a minority stake in G10 Entertainment Corporation, or G10, for a cash investment of approximately US$38.3 million. In July 2008, in connection with our equity investment in G10, we entered into a joint venture agreement with T3 Entertainment Co., Ltd., pursuant to which a joint venture will be established in Hong Kong for the purpose of carrying on the business of developing MMORPG online games. This joint venture entity has not yet been established.
License of Atlantica from NDOORS Corporation
In April 2008, we entered into an agreement with Ndoors Corporation, or Ndoors, pursuant to which we obtained an exclusive license from Ndoors to operate the Atlantica game, a 3D MMORPG, in mainland China.
Investment in and License from Gold Engine Soft, Co., Ltd.
In August 2008, we entered into certain investment agreements with Gold Engine Soft, Co., Ltd., or GES, pursuant to which we invested US$1.5 million for a 19.99% equity stake in GES. We also have the right of first offer to purchase other shareholders’ shares. In connection with the investment in GES, we were granted an exclusive worldwide license to operate a game developed by GES and have a right of first refusal to proprietary games developed by GES in the future.
Investment in a Joint Venture
In April 2009, we entered into an agreement with a Chinese entity to set up a joint venture for the purpose of developing, operating and selling electronic games. Pursuant to the agreement, we and our joint venture partner will invest RMB24.5 million (US$3.6 million) and RMB25.5 million (US$3.7 million) in exchange for equity interests in the joint venture, respectively.
Licensing to Third Parties of Proprietary Games
In May 2009, we entered into a license agreement for World of Fighter (formerly “Warriors of Fate Online”), which entitles a game operator in Malaysia the right to operate the game in Taiwan. We also licensed World of Fighter to a game operator in Hong Kong in May 2009, giving it the right to operate the game in Hong Kong and Macau.

Developments Relating to Stock Repurchase Program
On November 20, 2007, we announced that our board of directors authorized a buy-back of up to US$50.0 million of our ADSs. As of December 31, 2007, we had spent in aggregate a total purchase consideration of approximately US$14.6 million (including transaction costs of US$0.02 million) and had repurchased approximately 0.6 million of our outstanding ADSs. As of June 23, 2008, we had spent a total purchase consideration of approximately US$39.3 million (including transaction costs of US$0.06 million), and had repurchased approximately 1.8 million outstanding ADSs. The share repurchase program ended on June 23, 2008.
On September 12, 2008, we announced that our board of directors authorized a buy-back of up to US$50.0 million of our ADSs. As of December 31, 2008, we had spent an aggregate of approximately US$9.7 million (including transaction costs of US$0.02 million), and had repurchased approximately 0.8 million of outstanding ADSs. As of June 25, 2009, we had spent an aggregate of approximately US$32.7 million (including transaction costs of US$0.05 million), and had repurchased approximately 2.5 million of our outstanding ADSs.
B. Business Overview
We began to offer our self-developed online virtual community game “the9 City” in 2000. We commercially launched WoW in China in June 2005 through C9I Shanghai and Shanghai IT. We also launched, among others, seven additional MMORPGs between February 2005 and June 2009. Currently, our business is primarily focused on operating MMORPGs and other games in China. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications. For a description of the games we licensed or operated as of December 31, 2008 see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments — Developments Relating to our Business — License of Games and Proprietary Games.” As of June 7, 2009, we no longer operate WoW, which we previously licensed from Blizzard Entertainment and which represented approximately 91% of our total revenue in 2008. As of the date of this filing we have not identified a product or product offering to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the next 12 months. Moving forward, we will continue to operate our other licensed and proprietary games, such as SUN, GE, EA Sports™ FIFA Online 2 and Atlantica
We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. In September 2006, we commercially launched our first proprietary MMORPG, JJW, which is a side-scrolling MMORPG based on cartoon characters. Our other proprietary games, World of Fighter, a 2D MMORPG, and JiuZhouZhanJi, a 2D web game, are in close beta testing. We are vigorously pursuing additional game acquisition, development and licensing agreement opportunities.
We charge customers for either the time they spend playing our online games or for the game items they purchase. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 160,000 Internet cafés throughout China, which have subscribed to our internally developed Pass9 system. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.
To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in ten internet data centers throughout China.
Products and Services
We offer online games including MMORPGs and our self-developed online community game, the9 City, which we offer in cooperation with Shanghai IT. In addition to MMORPGs, we have licensed or developed casual games, which emphasize play in a single sitting. Our other products and services include game operating support, website solutions and advertisement services, SMS and sales of our Pass9 system.

MMORPGs. In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete with in the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:
•	sophisticated 2.5D or 3D graphics which expose players to captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.
As of December 31, 2008, we owned or had exclusive licenses to operate the following MMORPGs in China:

Game	Developer/Licensor	Description	Status

WoW	Blizzard Entertainment	3D MMORPG	Commercially launched in China in June 2005; expired in June 2009

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

Granado Espada	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in November 2007

Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009

World of Fighter (formerly “Warriors of Fate Online”)	The9	2D MMORPG	In close beta testing

Field of Honor	Beijing Gameworld Tech. Co. Ltd.	3D MMORSS	In development
Casual Games. Casual games are online games targeted at a mass audience of casual gamers, such as sports games or dancing games. As opposed to complex MMORPGs, casual games are relatively simple and allow gamers to reach a final stage quickly and play in short periods of time. We believe casual games can attract a broad range of users because of features not typically available in MMORPGs.
As of December 31, 2008, we owned or had exclusive licenses to operate the following casual games in China:

Game	Developer/Licensor	Description	Status

EA Sports™ FIFA Online 2	EA Swiss Sàrl	Casual soccer game	Commercially launched in China in May 2009

Audition 2	G10 Entertainment Corp.	Casual dancing game	Preparing for beta testing

In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational matters, which is followed by “open beta testing” in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operating systems.
Our online games offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet café outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell game playing time to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See “— Membership Management and Payment System.”
Other Products and Services. Our other products and services mainly consist of our online virtual community named the9 City, our game operating support, website solutions and advertisement services, SMS service, sales of our internally developed Pass9 system and licensing of our proprietary games to third parties.
Game Operating Support, Website Solutions and Advertisement Services. Our game operating support, website solutions and advertisement services primarily relate to providing game operating support, including payment collection and processing and other online game related technical support.
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
In May 2009, we entered in to a license agreement for World of Fighter (formerly “Warriors of Fate Online”), which entitles a game operator in Malaysia the right to operate the game in Taiwan. We also licensed World of Fighter to a game operator in Hong Kong in May 2009, giving it the right to operate the game in Hong Kong and Macau.
Membership Management and Payment System
We pioneered the establishment of Pass9 in China, an integrated membership management and payment system in early 2001, which allows us to maintain a single customer database that contains each customer’s profile and payment history. Pass9 provides one-stop service to our customers, distributors and developers. Pass9 provides our customers with an integrated platform to log in, pay and use any of the fee-based products and services we offer. It also allows our distributors to sell our online points to Internet cafés, and enables Internet cafés to check the balance of their points and pay us on their customers’ behalf. In addition, Pass9 provides our game development partners with a simple interface to integrate their games to our system.

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
Customer Service
Since our inception, we have focused on providing excellent customer service in order to retain our existing customers as well as to attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we are the first online game operator in China to receive such a certificate. We were ranked among the top five online game operators in China by market share in 2008 according to a survey conducted by a market analyst in December 2008. Our online games customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during normal business hours.
We have in-game game masters dedicated to each of the online games that we operate. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are available to respond to players’ inquiries, initiate the bug reporting and removal process, as well as to identify, record and deal with players’ inappropriate behavior such as cheating and fighting. We believe that our provision of game masters to monitor the gaming environment is an important element in maintaining our customer loyalty and efficiently addressing technical problems as they arise.
Purchase of Game Playing Time and Gaming Features
A customer can purchase game playing time through any of the following methods:
Prepaid Cards. A customer can buy prepaid cards at retail outlets including convenience stores, supermarkets and bookstores across China. Each prepaid card contains a pass code representing game playing time offered by the card based on its face value.
Prepaid Online Points. Over 160,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and in turn sell these same points to their customers.
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
Pricing, Distribution and Marketing
Pricing. We determine the pricing of a game near the end of the free testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Our prepaid game cards are offered in a variety of denominations to provide users with maximum flexibility. For instance, a game player may choose to purchase a prepaid game point card with any denomination for a specified number of hours that can be used at any time or a prepaid game subscription card that provides unlimited access to the game for a period of a week or a month.

Distribution. Due to the limited availability of online payment systems in China, we sell our game playing time primarily through sales of our prepaid cards and online points to distributors across the country. These regional distributors sell our prepaid game cards and online points to over 500 local distributors who in turn sell the game cards to end users and prepaid online points to Internet cafés throughout China. Our regional distributors were selected after an open and competitive bidding process and our local distributors are normally selected by our regional distributors. For SUN and GE, we have entered into a distribution agreement with Junnet Group to appoint it as the exclusive distributor of our prepaid game cards in China. We may terminate this agreement if Junnet Group fails to make the required payments to us for two consecutive months.
Marketing. Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers. The marketing programs and promotional activities that we employ to promote our games include:
Advertising and Online Promotion. We place advertisements in many game magazines and on online game sites, which are updated regularly.
Cross-Marketing. We have cross-marketing relationships with major consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with well-known companies will increase the recognition of our online game brands. In 2008 our cross-marketing partners included Tenwow Ice Team (for GE marketing), ChinaHR.com (for GE marketing), China Merchants Bank (for a co-branded credit card for WoW marketing), Intel (for WoW marketing), and jointly ASUS and Haier (for WoW marketing).
On-Site Promotion. We distribute free game-related posters, promotional prepaid cards for beginners, game-related souvenirs such as watches, pens, mouse pads, calendars and paper bags at trade shows, selected Internet cafés and computer stores.
In-Game Marketing. We conduct “in-game” marketing programs from time to time, including online adventures for grand prizes. In the past we also held WoW game tournaments for our customers.
Game Development and Licensing
We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we are focusing our product development efforts on enhancing the Chinese version of our licensed online games and developing new proprietary online games. Currently, our product development team is responsible for game design, technical development and art design. We set up The9 Development Center, or TDC, on July 4, 2008. TDC is our first development center of online games in China and it will be the important component of our “4D” Strategy. In addition, we outsource part of our development work to Winking Co. Ltd., a leading online game developer in the PRC.
Our licensing process begins with a preliminary screening, review and testing of a game, followed by a cost analysis, negotiations and ultimate licensing of a game, including all regulatory and approval processes. A team is then designated to conduct “closed beta testing” of the game to resolve operational matters, followed by “open beta testing” during which our registered users may play the game without charge in open market conditions to ensure performance consistency and stability of our operation systems. Testing generally takes three to six months, during which time we commence other marketing activities.
Technology
We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:
•	servers and network devices located in ten internet data centers throughout China as of the end of December 2008;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, HP and Cisco storage systems; and H3C network gears.

We have a network operation team responsible for the stability and security of our network. The team follows server workflow to detect, record, analyze and ultimately solve problems. In addition, we frequently upgrade our game server software to ensure the stability of our operation and to reduce hacking risks.
Competition
Our major competitors include, but are not limited to, online game operators and major Internet portal operators in China. These include Shanda Interactive Entertainment Limited (which operates Legend of Mir, Actoz Soft’s Legend of Mir 2 and Aion), NetEase (which operates Westward Journey Online and Fantasy Westward Journey), Changyou.com Limited (which operates Tian Long Ba Bu), Perfect World, Co. Ltd. (which operates Perfect World, Zhu Xian, and Chi Bi), Giant Interactive Group (which operates ZT Online and Giant Online) and Tencent (which operates Dungeon and Fighters and other casual games).
Our existing and potential competitors may compete with us regarding marketing activities, quality of online games and sales and distribution networks. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We may not be able to maintain our market share and profitability as we operate in a highly competitive industry and compete against many companies.”
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
We have registered our domain names including www.the9.com, www.muchina.com and www.wowchina.com with third-party domain registration entities, and have legal rights over these domain names through Shanghai IT, our affiliated PRC entity. We conduct our business under the “The9 Limited” brand name and “the9” logo.
Legal Proceedings
See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and Internet content provision businesses in China. As a result, we conduct our online gaming and Internet content provision businesses in China through contractual arrangements with Shanghai IT and Shanghai The9 Advertisement Co., Ltd., our affiliated PRC entities. Shanghai IT is ultimately owned by our shareholders Jun Zhu, and Yong Wang, both of whom are PRC citizens.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated entities comply with all applicable PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure, businesses and operations except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.
As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”
Internet Content Provision Service, Online Gaming and Internet Publishing
Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including the Ministry of Industry and Information Technology, or MIIT, the Ministry of Culture, the General Administration of Press and Publication and the State Administration for Industry and Commerce. The principal PRC regulations governing the Internet content provision industry as well as online gaming services in China include:
•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2009);

•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003), as amended in 2004;

•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	The Tentative Measures for Administration of Internet Publication (2002); and

•	The Foreign Investment Industrial Guidance Catalogue (2007).
In July 2006, the MIIT issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — PRC laws and regulations, including the New MII Notice issued in July 2006, restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services. Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license for Internet content provision, or the ICP License, from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.
With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games, regardless of whether imported or domestic, must be registered with the Ministry of Industry and Information Technology and such online games are subject to a content review and approval by or a filing with the Ministry of Culture and the General Administration of Press and Publication prior to commencement of operations in China.
The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our prepaid cards to customers, and if there is any interruption or deterioration in the quality of these services, our customers may cease to use our products and services.”
On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, the MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Ministry of Culture and the Ministry of Commerce promulgated A Notice of Strengthening the Management of Virtual Currency of Online Games on June 4, 2009, which imposes more restrictions and requirements on online game operators that issue virtual currencies. According to the notice, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. Online game operators which have already engaged in the virtual currency issuance business, such as Shanghai IT, shall apply for such approval within three months after the promulgation of the notice. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the notice. In addition, under the new rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency.
The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.
Furthermore, the MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulation of Internet Content
The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
In April 2007, various governmental authorities, including the General Administration of Press and Publication, the MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
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
The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
Import Regulation
Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, the General Administration of Press and Publication and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.

Intellectual Property Rights
The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection. We have registered all of our in-house developed online games with the State Copyright Bureau.
Internet Café Regulation
Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The PRC government has enacted laws to intensify its regulation and administration of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.”
Privacy Protection
PRC laws and regulations do not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Industry and Information Technology or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
Pursuant to the Exchange Rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Further, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration of Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:
•	The Foreign Investment Enterprise Law (1986), as amended; and
•	Administrative Rules under the Foreign Investment Enterprise Law (2001).
Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective profits each year, if any, to fund certain reserve funds until the cumulative total of the allocated reserve funds reaches 50% of an enterprise’s registered capital and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends.
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
In 2007, SAFE further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.

As a result of the uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested that all of our shareholders whom we know are PRC residents or which have PRC residents as their ultimate beneficial owners comply with any SAFE registration requirement, but we have no control over our shareholders. Any non-compliance may adversely affect our ability to expatriate dividends or other distributions or receive capital inflow from offshore entities and may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and the affiliated entity that operate our major game platforms in China.

Beneficial interest
Contractual Arrangements for the operation of games. See “Item 5. Operating and Financial Review and Prospects, Arrangements with Online Game Developers” and “Item 7. Major Shareholders and Related Party Transactions, Related Party Transactions — Arrangement with Affiliated PRC Entities”

*	Together operate WoW in China

**	Shanghai The9 Information Technology Co., Ltd. is owned by Jun Zhu, our chairman and chief executive officer, and Yong Wang, our vice president, and operates all our games other than WoW and MU

D. Property, Plant and Equipment
Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have small branch offices in Beijing, Nanjing, Wuhan and Xi’an, Chengdu and Shenyang, China. We also rent an approximately 300 square meter office for The9 Development Center near our office building in Shanghai, and a 400 square meter office in Nanjing. Our equipment consists substantially of numerous servers and network devices located in nine internet data centers throughout China.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “ — G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Overview
We have historically derived substantially all of our revenues through our wholly-owned subsidiary C9I and its operation of WoW in China through cooperation with Shanghai IT. WoW was commercially launched in China in June 2005. In 2006, 2007 and 2008, 99%, 92% and 91% of our total revenues, respectively, were attributable to the operation of WoW in China, including game playing time, merchandise sales and other related revenues. Our license to operate the WoW game in China terminated on June 7, 2009. As of the date of this filing we have not identified a product or product offering to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the next 12 months.
To broaden our product offerings and enhance our leadership position in the online game market in China, we have obtained exclusive licenses to operate additional online games in China, including SUN, GE, EA Sports™ FIFA Online 2, Atlantica and Audition 2. In addition, we will continue to prepare for the launch of World of Fighter, JiuZhouZhanJi and other proprietary online games.
The major factors affecting our results of operations and financial condition are:
•	our revenue composition and sources of revenue growth;
•	arrangements with online game developers;
•	our cost of services; and
•	our operating expenses.
Each of these factors is discussed below.
Revenue Composition and Sources of Revenue Growth
In 2006, 2007 and 2008, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services. We have historically derived substantially all of our revenues through our wholly-owned subsidiary C9I, and its operation of WoW in China through cooperation with Shanghai IT. WoW was commercially launched in China in June 2005. In 2006, 2007 and 2008, 99%, 92% and 91% of our total revenues, respectively, were attributable to the operation of WoW in China, including game playing time, merchandise sales and other related revenues. Our license to operate the WoW game in China terminated on June 7, 2009. As of the date of this filing we have not identified a product or product offering to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the next 12 months.

Online Game Services. Our online game service revenues for the years before 2005 were primarily derived from sales of prepaid playing time for the9 City. Since we commercially launched WoW in China in June 2005, we have derived substantially all of our online game service revenues from sales of WoW playing time. In 2006, 2007 and 2008, revenues from our online game services amounted to RMB1,028.0 million, RMB1,331.0 million and RMB1,800.3 million (US$263.9 million), respectively. The year-on-year increase was mainly due to revenue growth from WoW as well as revenues from SUN and GE launched in 2007. The growth in revenue from WoW was primarily attributable to the continuing growth of peak concurrent users (“PCU”) and average concurrent users (“ACU”) levels after the launch of the WoW expansion package, the Burning Crusade in September 2007.
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
Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns.
Other Revenues. Prior to the commercial launch of WoW in China in June 2005, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. We also derived revenues from SMS services and from the sales of game-related accessories and merchandise. In 2006 and 2007 these revenues were divided into (i) revenues from our game operating support, website solutions and advertisement services, (ii) short message services and (iii) other revenues. In 2008 we combined these revenues, which are now classified as simply other revenues. In 2006, 2007 and 2008 revenues from our other products and services amounted to RMB10.4 million, RMB19.2 million and RMB5.8 million (US$0.9 million), respectively. The decrease was mainly due to decreased revenue from advertisements, sales of internally developed software, and decreased technical service fees from a joint venture.
Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including royalties which are equal to 22% of the face value of our prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys and 47% of the face value of other functional cards sold for WoW, amortization of the initial game license fees, amortization of intangible assets from the acquisition of C9I and other upfront license fees and other WoW-related costs, depreciation of property and equipment, consisting primarily of server depreciation charges, Internet data center and broadband bandwidth rental fees, production costs for prepaid cards, and compensation to our customer service representatives and game-related technical IT personnel.
Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment expenses.
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

Sales and Marketing. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote our games and compensation to our sales and marketing personnel. As we intend to continue aggressively marketing and promoting our new games, we expect that our sales and marketing expenses will increase.
General and Administrative. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, provision for doubtful accounts and provision for prepayments and other current assets, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. We expect general and administrative expenses will increase with the expansion of our business.
Impairment. Impairment charges consist of our expenses associated with the impairment of certain equipment and intangible assets.
Arrangements with Online Game Developers. In connection with our licensing and operation of WoW in China, we were obligated to pay royalties equal to 22% of the face value of WoW prepaid cards and online points and either 37.7% or 39% of the face value of the CD-Keys sold by us by making recoupable advances against royalty payments in an aggregate amount of approximately US$51.3 million over the four-year period commencing from the commercial launch date. We were also obligated to incur a certain percentage of WoW gross sales in the marketing and promotion of WoW in China during the four-year term of the license. As of June 7, 2009, we have ceased all WoW-related activities.
Our business prospects also depend on our exclusive rights to operate licensed games in China, including SUN, GE, EA Sports™ FIFA Online 2, Atlantica and Audition 2. If we are unable to maintain a satisfactory relationship with any of our online game developers, or if any of our online game developers either establishes similar or more favorable relationships with our competitors in violation of its contractual arrangements with us, our operating results and our business would be harmed and, the price of our ADSs and ordinary shares could decline.
Holding Company Structure
We are a holding company incorporated in the Cayman Islands, and rely primarily on dividends and other distributions from our subsidiaries and our affiliates in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.” In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.” As of December 31, 2008, approximately RMB140.0 million (US$20.5 million) of our portion of the net assets of our affiliated entities and subsidiaries in China were subject to the regulatory restrictions on transfer to their shareholders as dividends.
Regulation of Internet Business in China
The PRC government heavily regulates the Internet sector in China, including the legality of foreign investments in the PRC Internet sector, the permit requirements for companies in the Internet industry and the existence and enforcement of restrictions on Internet content and licensing. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.”
In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of Internet content provision, Internet culture operation and advertising businesses in China, we operate our PRC online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT and Shanghai Jiucheng Advertisement. Shanghai IT and Shanghai Jiucheng Advertisement are ultimately owned by our shareholders Jun Zhu and Yong Wang, both of whom are PRC citizens.

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés. The issuance of Internet café licenses has been suspended from time to time and was suspended most recently in 2007. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of Internet cafés in China, or any tightening of the governmental requirements relating to the customer’s age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner.
In 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aimed to protect the physical and psychological health of minors. This law required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other users may continuously spend playing an online game. We have implemented such “anti fatigue” and identification systems on all of our online games. Further strengthening of such anti-fatigue and identification systems or the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
Certain PRC regulatory authorities have published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems. As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. To the extent PRC regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.
Recent Impairment Provisions
As a result of the non-renewal of the World of Warcraft license agreement beyond June 7, 2009, we recorded impairment and certain other charges in our financial statements for the year ended December 31, 2008 as follows:
•
A RMB19.4 million (US$2.8 million) provision for accounts receivable deemed to be uncollectible comprising: (i) a provision on a receivable amounting to RMB18.0 million (US$2.6 million) from a customer that purchased WoW prepaid player cards for distribution, in light of the impact on the ongoing relationship with the customer due to non-renewal of the WoW license; and (ii) a RMB1.4 million (US$0.2 million) provision on receivables in connection with Game First International Corporation (“GFD”);

•	A RMB3.9 million (US$0.6 million) provision for prepaid royalties;

•
A RMB22.7 million (US$3.3 million) charge to the valuation allowance for deferred tax assets with the loss of expected future taxable income as a result of non-renewal of the WoW license, which yielded incremental income taxes;

•
RMB68.4 million (US$10.0 million) of additional depreciation expense related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement;

•
A RMB46.5 million (US$6.8 million) provision for prepayment for equipment and a RMB8.7 million (US$1.3 million) provision on advances to suppliers mainly related to a vendor which had been the primary supplier of computer servers and related computer equipment. With the non-renewal of the WoW license, we evaluated a number of factors, including the status of production of the assets underlying the advance prepayments, our ability to recover the value of the advances through the possible sale of the fixed assets upon the completion of production, the ability to utilize the servers upon completion of production, as well as our ability to recover the amounts advanced to the vendor and as a result of such assessment, and concluded that a full provision in connection with such advances and prepayments was necessary; and

•
RMB7.3 million (US$1.1 million) provisions on prepayments and other current assets, comprising: (i) a RMB5.6 million (US$0.8 million) provision on a receivable in connection with GFD. We assessed the impact of non-renewal of the WoW license on its ongoing relationship with GFD and the resulting collectability of this receivable, and concluded collection to be unlikely; and (ii) a RMB1.7 million (US$0.3 million) provision on inventories.

As a result of the non-renewal of the World of Warcraft license agreement beyond June 7, 2009, we recorded impairment and certain other charges in our financial statements subsequent to December 31, 2008 as follows:
•
Goodwill of RMB30.2 million (US$4.4 million) as of December 31, 2008 will be fully provided for impairment in 2009. Goodwill was deemed recoverable as of December 31, 2008, based on our impairment test that includes the operating cash flow generated from WoW during the period from January 1, 2009 to June 6, 2009. Goodwill is no longer recoverable following the expiration of the WoW license as WoW no longer generates operating cashflow for us.

•
Subsequent to December 31, 2008, we continued to make prepayments of royalties for WoW. As a result of the non-renewal of the WoW license, we will recognize in 2009 the impairment of RMB104.0 million (US$15.2 million) for royalty prepayments that were paid in 2009 but not consumed prior to the expiration of the WoW license on June 7, 2009.

•
In May 2009, we announced a refund plan in connection with unactivated WoW game point cards. We recorded revenues derived from unactivated WoW game point cards as advances from customers. According to the refund plan, unactivated WoW game point card holders are eligible to receive a cash refund before September 7, 2009. In connection with the refunds to be given for the unactivated points cards, as well as potential refunds for activated but unconsumed point cards, our maximum cost is approximately RMB28.0 million (US$4.1 million) for game point cards sold subsequent to January 1, 2009 but not consumed as of the date of the WoW license expiration on June 7, 2009. We will record this additional cost as a reduction in earnings in 2009 to reflect the additional cost as a result of difference between the face value of the point cards and the net proceeds we received from the sales of these point cards.

As a result of the non-renewal of the World of Warcraft license agreement beyond June 7 2009, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with other licensed games and lower than expected operating performance of GE, we recorded impairment and certain other charges in our financial statements for the year ended December 31, 2008 as follows:
•	A RMB8.9 million (US$1.3 million) impairment provision on computer equipment and a RMB7.1 million (US$1.0 million) impairment on the upfront license fee related to a game; and

•	Impairments on upfront license fees in the amount of RMB66.1 million (US$9.7 million) for certain other games which have not yet been commercially launched.
Income and Sales Taxes
The National People’s Congress of the PRC adopted and promulgated the New Corporate Income Tax Law, or CIT Law, on March 16, 2007. The CIT Law went into effect as of January 1, 2008, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to CIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai, and which were established after March 2007, can enjoy five-year transitional reduced EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries that hold a HNTE qualification are subject to a 15% preferential EIT rate.
Pursuant to the new PRC CIT Law, companies established in China are generally subject to the CIT at a statutory rate of 25%, while The9 Computer and C9I Shanghai were subject to an 18% EIT rate for the year ended December 31, 2008 due to the local practice of the Pudong New District of Shanghai, where they are located. Shanghai Jincheng Advertisement, which was established after March 2007, was subject to a 25% EIT for the year ended December 31, 2008.
In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE company needs to re-apply for this qualification according to the new implementation rules. C9I Beijing re-applied for the HNTE qualification, received approval from certain government authorities, and can continue to enjoy the EIT exemption for 2008 and 2009 and a 50% reduction of the statutory rate in the three years thereafter. Also, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval, subject to annual inspection, entitles Shanghai IT to enjoy a 15% preferential EIT rate for a period of three years.
The HNTE qualification will be valid for three years after the issuance of the certificate. The enterprise shall apply for re-examination before the term expires. We cannot assure you that our PRC subsidiaries or affiliated entities will meet the criteria to be qualified as HNTEs.
In addition, under the CIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the CIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold The9 Computer and C9I through GameNow.net (Hong Kong) Ltd., and China The9 Interactive Limited. GameNow.net (Hong Kong) Ltd. and China The9 Interactive Limited are companies incorporated in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met.

However, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC enterprise income tax on our global income.
According to the CIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, if we are deemed to be resident enterprise, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs.
The continued eligibility of such preferential tax treatments Shanghai IT, The9 Computer, C9I Shanghai and C9I Beijing enjoyed before 2008 are subject to the implementation of the CIT Law and other relevant regulations, and most of our PRC subsidiaries may no longer be entitled to such tax benefits. Under the CIT Law and related detailed implementation guidance enacted so far, C9I Beijing is entitled to continue its tax holiday of six years (including three years of exemption from CIT followed by three years of a 50% reduction in the CIT rate since 2007); Shanghai IT is entitled to enjoy a preferential EIT rate from 2008 to 2010; and C9I Beijing is entitled to enjoy a preferential EIT rate of 15% for a three year period if it can continuously be qualified as a HNTE. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”

Critical Accounting Policies
We prepare financial statements in conformity with U.S. Generally Accepted Accounting Principles, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
Revenue Recognition. We generate revenue from the sale of our prepaid game cards and prepaid online points for our online game products to distributors who in turn ultimately sell them to customers. We recognize revenue in two ways.
We recognize revenue based on the amount of time our customers spend playing our games. Both prepaid cards and prepaid online points provide customers with a certain amount of game playing time that may be used for a pre-specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers recorded on our balance sheet. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and recognized as revenue upon the actual usage of the game playing time by customers, when customers are no longer entitled to access our online games, or when the likelihood that we would provide further online game service to those customers becomes remote.
We also charge our customers for purchases of services and virtual items. In some of our games, players can access the games free of charge but are charged certain game points for in-game premium features. Prepaid fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features are used. We started charging our customers for purchases of services and virtual items in 2006, and did not recognize significant revenue from such sales in the year ended December 31, 2006. In 2007 and 2008, RMB88.2 million and RMB141.2 million (US$20.7 million), respectively, in net revenue was recognized under this model.
We account for our sales of CD-keys in which we perform multiple revenue-generating activities in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, we determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how consideration should be allocated among the separate units of accounting require significant judgment, including judgment with regard to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amounts and timing of revenue recognized. Such CD-Key fees received from distributors are initially recognized as advances from customers. Prior to 2008, CD-Key fees were amortized over a one-year period. Effective January 1, 2008, we amortized CD-Key fees over the shorter of one year or WoW’s remaining license period, starting from the time when the game players activate the CD-Key. CD-Key fees are also recognized as revenues when the likelihood that they will provide further online game service to customers is remote.

Product Development. We recognize software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” or SFAS No. 86. As such, we expense software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale or available for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. The determination of whether an online game has reached technical feasibility requires significant judgment by us.
We recognize website and internally used software development costs in accordance with Statement of Position, or SOP, No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and EIFT No. 00-02, “Accounting for Website Development Costs,” where applicable. As such, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since our inception, the amount of costs qualifying as capitalization has been immaterial, and as a result, all website and internally used software development costs have been expensed as incurred.
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
A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse or our tax loss carry forwards expire, the outlook for the PRC economic environment, and the overall future industry outlook. We consider these factors in reaching our conclusion on the recoverability of the deferred tax assets and determine the valuation allowances necessary at each balance sheet date. As of December 31, 2008, valuation allowance of approximately RMB50.3 million (US$7.4 million) was provided, as it was considered more likely than not that the deferred tax assets would not be recognized by our company.
Our subsidiaries, The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo and Jiu Jing and our affiliated companies, Shanghai IT and Shanghai Jiucheng Advertisement are subject to EIT on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the CIT Law, which was approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated companies in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai enjoy five year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice and the companies that hold a HNTE qualification are subject to a 15% preferential EIT rate.

Moreover, unlike the tax regulations before 2008, which specifically exempt withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the CIT Law and its implementation rules provide that an income tax rate of 10% be normally applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC government and the governments of other countries or regions. In addition, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. Under the Implementation Rules of the CIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors.” HNTEs that are specified as strongly supported by the State will be entitled to an income tax rate of 15%. The CIT Law empowers the PRC State Council to enact appropriate implementing rules and measures. Any significant increase of the EIT rate applicable to our PRC subsidiary, the imposing of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC as a “resident enterprise” under the CIT Law will have a material adverse impact on our results of operations and financial conditions. In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a HNTE. In April 2007, C9I Beijing received approval from certain government authorities to be classified as a HNTE under the old tax regime. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTEs. Every qualified HNTE company needs to re-apply for this qualification according to the new implementation rules. C9I Beijing re-applied for the HNTE qualification and received approval from certain government authorities. Hence C9I Beijing can continue to enjoy the EIT exemption for 2007, 2008 and 2009, and a 50% reduction in the applicable EIT rate of 15% in the three years thereafter. Shanghai IT also received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate for a period of three years. The HNTE qualification will be valid for a term of three years after the issuance of the approval certificate, and the enterprise shall apply for re-examination before the term expires. We cannot assure you that our PRC subsidiaries or affiliated entities will meet the criteria to be qualified as HNTEs by the state.
Property, Equipment and Software. In addition to the original cost of property, equipment and software, the carrying value of these assets is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. For each of 2006, 2007, we did not recognize any impairment charges for property, equipment and software. In 2008, we recognized impairment provision on computer equipment of RMB8.9 million (US$1.3 million). Recognition of impairment charges requires significant judgment. Any material differences to the estimates that have been used could result in differences in the amount and timing of the impairment charges.
Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to four years. Prior to the third quarter of 2007, the servers used for WoW were amortized over WoW’s remaining license period of four years commencing from June 2005. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched and industry practice, the depreciation lives of all the servers was changed to a consistent period of four years. This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. The depreciation charge relating to this change decreased depreciation expense by approximately RMB25.9 million in year 2007. This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. As a result, the depreciation charge relating to this change in 2007 is a decrease in depreciation expense by approximately RMB25.9 million.

In connection with the expiration and non-renewal of the WoW license, we assessed alternative uses for equipment used in connection with the operation of WoW, taking into consideration future expected game operations, as well as expected value upon the expiration date of the WoW license agreement. As a result, the expected useful life of the servers and related equipment and the expected value of the servers and related equipment upon termination of the WoW license agreement were adjusted. In accordance with FAS 154 “Accounting Changes and Error Corrections a replacement of Opinion No. 20 and FASB 3,” this change in accounting estimate has been accounted for prospectively from January 1, 2008. As a result, the depreciation charge relating to this change in year 2008 is an increase in depreciation expense by approximately RMB68.4 million (US$10.0 million) to reflect the change to a shorter expected useful life of the underlying assets.

Intangible assets. Our intangible assets consist primarily of intangible assets from business combination and upfront licensing fees. We apply criteria specified in SFAS No. 141, “Business Combinations,” or SFAS 141, to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. We make estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as our experience with similar assets and liabilities in similar industries. If different judgment assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 144. Intangible assets, such as purchased technology, licenses, domain names and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transaction were amortized over the remaining licensing term of the WoW game, or through June 7, 2009.
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
Goodwill. We recognize goodwill in accordance with SFAS No. 142 “Goodwill and Intangible Assets,” or SFAS 142, as the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Under SFAS 142, goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Impairment assessment of goodwill requires significant judgment, including assumptions used to determine the fair value of the reporting units. No goodwill impairment was recognized in 2008. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarters of 2006, 2007, and 2008, we concluded that goodwill was not impaired in any year.
Share-Based Compensation. We granted a total of 212,352 options in 2006, 1,197,500 options in 2007 and 205,000 options in 2008 under our Amended 2004 Stock Option Plan to certain of our employees and directors.
Effective January 1, 2006, we adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R, which supersedes FASB Statement No. 123, “Accounting-Based Compensation,” or SFAS 123, and Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25. Under the fair value recognition provisions of SFAS 123R, we are required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. We recognize the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from two to four years.
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
Share-based compensation expenses of RMB17,739,543, RMB46,728,166 and RMB52,049,596 (US$7,629,109) were recognized for the years ended December 31, 2006, 2007 and 2008, respectively, for options granted to our company’s employees under SFAS 123R.
Other than the options granted under our Amended 2004 Stock Option Plan, in November 2008, as approved by our board of directors, we granted equity warrants to Incsight Limited, or Incsight, a company wholly owned by Jun Zhu, our chairman and chief executive officer, to purchase 552,196 ordinary shares. Also, in September 2008, TDC, a wholly owned subsidiary of our company, approved its 2008 Stock Option Plan, or the TDC Option Plan. On October 1, 2008, TDC granted options to Jun Zhu and certain employees of TDC to purchase 18,961 ordinary shares of TDC. These equity warrants and TDC options are both accounted for under SFAS 123R.

Fair value measurement. Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in equity. We classify our investments in preferred shares of Infocomm Asia Holdings Pte Ltd. and Ideas Corporation as available-for-sale securities and hence these investments were stated at fair value on our balance sheets.
Impairment of Investment in Equity Investments. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB0.6 million and RMB25.9 million (US$3.8 million) was recognized in 2007 and 2008, respectively.
Impairment of Long-lived Assets and Intangible Assets. Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charge relating to intangible assets amounting to RMB18.7 million and RMB73.2 million (US$10.7 million) were recognized in 2007 and 2008, respectively.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
Revenues:
Online game services	104.2%	104.0%	105.2%
Other revenues	1.1%	1.5%	0.3%
Sales taxes	(5.3)%	(5.5)%	(5.5)%

Net revenues	100.0%	100.0%	100.0%
Cost of services	(53.2)%	(54.7)%	(58.3)%

Gross profit	46.8%	45.3%	41.7%

Operating expenses:
Product development	(3.1)%	(3.2)%	(4.3)%
Sales and marketing	(6.0)%	(8.1)%	(6.1)%
General and administrative	(10.2)%	(14.1)%	(18.6)%
Impairment of equipment and intangible assets	(0.1)%	(1.5)%	(4.8)%

Total operating expenses	(19.4)%	(26.9)%	(33.8)%

Profit from operations	27.4%	18.4%	7.9%
Interest income, net	0.9%	4.0%	3.3%
Other income (expenses), net	2.9%	(2.4)%	(1.1)%
Income tax benefit (expense)	0.3%	(0.7)%	(2.8)%
Gain on investment disposal	2.4%	—	—
Impairment loss on equity investments	(2.1)%	(0.1)%	(1.5)%
Share of loss in equity investments, net of taxes	(0.1)%	(0.4)%	(0.1)%
Minority interests	—	—	—

Net income	31.7%	18.8%	5.7%

Year 2008 Compared to Year 2007
Revenues. Our revenues in 2008 increased by 33.8% to RMB1,806.1 million (US$264.7 million) from RMB1,350.1 million in 2007, primarily due to an increase in revenues from the sale of online game services.
Online Game Services. In 2008, revenues from online game services increased by 35.3% to RMB1,800.3 million (US$263.9 million) from RMB1,331.0 million in 2007, mainly due to revenue growth from WoW. WoW revenues increased from RMB1,237.9 million in 2007 to RMB1,651.1 million (US$242.0 million) in 2008, which was primarily attributable to the continuing growth of PCU and ACU levels after the launch of the WoW expansion package, The Burning Crusade in September 2007. In addition, SUN, which was launched in May 2007, and GE, which was launched in November 2007, each contributed full year revenues in 2008.
Other Revenues. In 2008, revenues generated from other products and services decreased by 69.6% to RMB5.8 million (US$0.9 million) from RMB19.2 million in 2007, mainly due to decreased revenue from advertisement sales, decreased sales of internally developed software, decreased technical services fees from certain joint ventures, decreased sales of WoW merchandise and our termination of software sales in 2008.

Cost of Services. Cost of services in 2008 increased by 42.6% to RMB997.9 million (US$146.3 million) from RMB700.0 million in 2007, primarily due to higher royalty payments associated with increasing revenue from online game sales and higher server depreciation and Internet Data Center, or IDC, costs related to new server sites opened. The percentage increase in cost of services was higher than our growth in revenues because certain WoW-related prepaid royalty payments of RMB3.9 million (US$0.6 million), prepayments and other current assets of RMB1.7 million (US$0.2 million) and advances to suppliers of RMB0.3 million (US$0.05 million) were written off and additional depreciation expense of RMB68.4 million (US$10.0 million) relating to WoW-related property, equipment and software were recorded during 2008 to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement.

Operating Expenses. Operating expenses in 2008 increased by 68.5% to RMB579.0 million (US$84.9 million) from RMB343.7 million in 2007, primarily due to increased product development by RMB32.4 million (US$4.7 million) as a result of our focus on in-house game development, as well as increased general and administrative expenses and impairment provision by RMB139.0 million (US$20.4 million) and RMB63.4 million (US$9.3 million), respectively.
Product Development. Product development expenses in 2008 increased by 78.2% to RMB73.8 million (US$10.8 million) from RMB41.4 million in 2007, primarily due to our increased focus on in-house game development and a substantial increase in related head count.
Sales and Marketing. Sales and marketing expenses in 2008 increased by 0.4% to RMB103.7 million (US$15.2 million) from RMB103.3 million in 2007. This increase was primarily due to an increase in marketing activities for WoW.

General and Administrative. General and administrative expenses in 2008 increased by 77.1% to RMB319.3 million (US$46.8 million) from RMB180.3 million in 2007, primarily due to organic growth and the write off of certain assets due to the non-renewal of the WoW license agreement. General and administrative expenses also increased due to an increase in sales taxes by RMB23.1 million (US$3.4 million), which related to certain contractual arrangements between several of our PRC subsidiaries. In addition, as a result of the non-renewal of the WoW license agreement beyond June 7, 2009, certain accounts receivable, prepayments and other current assets, prepayment for equipment and advances to suppliers were written off in 2008 which amounted to RMB79.9 million (US$11.7 million). There was no such write off in 2007. Professional service fees increased by RMB15.6 million (US$2.3 million) due to the expansion of our business. In addition, non-cash share-based compensation expenses increased by RMB8.5 million (US$1.3 million).

Impairment of equipment and intangible assets. Impairment provision was RMB82.1 million (US$12.0 million) in 2008, compared to RMB18.7 million in 2007. This included a RMB8.9 million (US$1.3 million) impairment provision on computer equipment and a RMB7.1 million (US$1.1 million) impairment on the upfront license fee related to GE due to the lower than expected market acceptance of the game. Since the launch of GE, we initially experienced a flat revenue trend and more recently have experienced a continuous decline in revenue. Despite a number of content updates that have been released, there have been no substantial changes in the performance of the game. Rather, we have experienced a continuous revenue decline notwithstanding recent content updates. A RMB66.1 million (US$9.7 million) impairment provision was also taken on the upfront license fees for certain other games which have not yet been commercially launched. This was due to unsatisfactory market acceptance and deteriorating operational performance of these games. Impairment provision in 2007 related solely to the impairment of intangible assets.
Interest Income, Net. Net interest income increased by 11.9% to RMB56.7 million (US$8.3 million) in 2008 from RMB50.7 million in 2007, mainly due to an increase in cash balances from operations, which offset the effect of a reduction in bank interest rates.
Other Income (Expenses), Net. In 2008, other expenses were RMB19.0 million (US$2.8 million), compared to RMB30.1 million in 2007. This decrease was primarily due to a decrease in foreign exchange losses in 2008 due to a decrease in cash reserves denominated in U.S. dollars, which was partly offset by a decrease in financial subsidies received from the local government during 2008. Financial subsidies received amounted to RMB15.8 million (US$2.3 million) in 2008 compared to RMB21.1 million in 2007, and foreign exchange loss amounted to RMB31.7 million (US$4.6 million) in 2008 compared to RMB51.0 million in 2007.
Income Tax Benefit (Expense). In 2008, income tax expense was RMB47.9 million (US$7.0 million), compared to RMB9.3 million in 2007. The increase in income tax expense was primarily due to RMB22.7 million (US$3.3 million) charge to the valuation allowance for deferred tax assets with a loss of expected future taxable income as a result of non-renewal of the WoW license, which yielded incremental income taxes. As a result, our effective income tax rate for the year ended December 31, 2008 was approximately 33%, compared to a rate of approximately 4% in 2007.
Impairment Loss on Investments. In 2008, we recorded an impairment provision of RMB25.9 million (US$3.8 million) as loss on investments, compared to RMB0.6 million in 2007. Impairment provisions were recognized in connection with certain investments in online game development companies during the respective periods in view of their unsatisfactory development status.
Net Income. Net income in 2008 decreased by 59.8% to RMB96.8 million (US$14.2 million) from RMB240.9 million in 2007, as a result of the cumulative effect of the above factors. The net impact resulting from loss of the WoW license and other charges listed above was a reduction in net income of approximately RMB251.5 million (US$36.9 million).
Year 2007 Compared to Year 2006
Revenues. Our revenues in 2007 increased by 30% to RMB1,350.1 million from RMB1,038.3 million in 2006, primarily due to the increase of our revenue from online game services.
Online Game Services. In 2007, revenues from online game services increased by 29% to RMB1,331.0 million from RMB1,028.0 million in 2006, mainly due to revenue growth from Blizzard Entertainment’s World of Warcraft, as well as revenues from two new MMORPGs launched in 2007. The revenue growth of World of Warcraft was primarily attributable to the expansion package The Burning Crusade, which was launched in September 2007 and attracted numerous users.
Game Operating Support, Website Solutions and Advertisement. In 2007, revenues from game operating support, website solutions and advertisement increased by 78% to RMB8.5 million from RMB4.8 million in 2006. The increase was mainly due to the net effect of increased revenue from advertisement, sales of internally developed software, and decreased technical service fees from certain joint ventures.
Short Message Services. In 2007, revenues from SMS service increased by 36% to RMB0.6 million from RMB0.4 million in 2006 due to an increase in the number of users.

Other Revenues. In 2007, revenues generated from other products and services increased to RMB10.0 million from RMB5.1 million in 2006, mainly due to the increase of WoW merchandise sales and certain software sales in fiscal year 2007.
Cost of Services. Cost of services in 2007 increased to RMB700.0 million from RMB524.0 million in 2006, primarily due to higher server depreciation in 2007 related to server purchases in the second quarter to facilitate the launch of the Burning Crusade expansion pack for the WoW game and royalty and IDC costs associated with increasing revenue from online games.
Operating Expenses. Operating expenses in 2007 increased by 79% to RMB343.7 million from RMB191.6 million in 2006, primarily due to increased sales and marketing expenses relating to promotion of several games and particularly significant content upgrades, increased product development expenses due to increased focus on in-house game development and pre-commercialization costs of new games, as well as increased general and administrative expenses, primarily related to increases in headcount, non-cash share-based compensation expenses and Sarbanes-Oxley compliance related professional fees.
Product Development. Product development expenses in 2007 increased by 34.6% to RMB41.4 million from RMB30.8 million in 2006, primarily due to the increased focus on in-house game development and pre-commercialization costs of new games.
Sales and Marketing. Sales and marketing expenses in 2007 increased by 73.3% to RMB103.3 million from RMB59.6 million in 2006. The increase was primarily due to the increase in promotion expenses for two newly launched games and an expansion pack for WoW.
General and Administrative. General and administrative expenses in 2007 increased by 79.6% to RMB180.3 million from RMB100.4 million in 2006, primarily due to an increase in headcount, non-cash share-based compensation expenses and Sarbanes-Oxley compliance related professional fees. In addition, The9 Computer, C9I Shanghai and C9I Beijing pay sales tax at a rate of 5% and related surcharges on the gross revenue derived from their contractual arrangements with Shanghai IT. These taxes are primarily recorded as operating expenses in accordance with our accounting policy.
Impairment of Intangible Assets. Impairment of intangible assets in 2007 increased to RMB18.7 million compared to RMB0.9 million in 2006, primarily due to impairment provision for prepaid license fees for the Guild Wars game that ceased operation in early 2008.
Interest Income, Net. Net interest income increased to RMB50.7 million in 2007 from RMB9.1 million in 2006, mainly due to an increase in cash balances from operations and cash received from EA’s equity investment in us in May 2007.
Other Income (Expenses), Net. In 2007, other expenses were RMB30.1 million, compared to other income of RMB28.4 million in 2006. This was a combined result of a decrease in financial subsidies received from the local government during 2007 compared to 2006 and an increase in foreign exchange loss in 2007 with the accelerated appreciation of the RMB against the U.S. dollar. Financial subsidies received amounted to RMB21.1 million in 2007 compared to RMB31.0 million in 2006, and foreign exchange loss amounted to RMB51.0 million in 2007 compared to RMB2.5 million in 2006.
Income Tax Benefit (Expense). In 2007, income tax expense was RMB9.3 million, compared to income tax benefit of RMB2.7 million in 2006. The increase in income tax expense is primarily related to a wholly-owned subsidiary of our company that enjoyed a tax holiday in fiscal 2006, which expired in 2007 when the entity became subject to income tax of 15%. The impact of this change was offset by a reversal of valuation allowance and recognition of deferred tax assets based on higher tax rates resulting from the CIT Law as of December 31, 2007. As a result, the effective income tax rate for the year ended December 31, 2007 was approximately 4% compared to a rate of -1% for the year ended December 31, 2006.

Gain on Investment Disposal. In 2006, we recognized a gain on investment disposal of approximately RMB23.4 million. No such gain was recognized for the year of 2007.
Share of Loss in Equity Investments, Net of Taxes. In 2007, we recorded RMB5.7 million of loss on equity investments, net of taxes, compared to a loss of RMB0.9 million in 2006. This was mainly because we disposed of our equity investment in a joint venture in Taiwan that operates Blizzard Entertainment’s World of Warcraft in other greater China regions at the end of 2006. There was no profit contribution from this joint venture investment in 2007.
Impairment Loss on Investments. In 2007, we recorded an impairment provision of RMB0.6 million compared to RMB20.4 million in 2006. Impairment provisions were recognized in connection with certain investments accounted for by our company under the equity method during respective periods.
Net Income. Net income in 2007 decreased by 23% to RMB240.9 million from RMB312.5 million in 2006, as a result of the cumulative effect of the above factors.
B. Liquidity and Capital Resources
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)

Net cash provided by operating activities	598,910	616,596	692,634	101,522
Net cash used in investing activities	(204,827)	(461,585)	(487,512)	(71,457)
Net cash provided by (used in) financing activities	58,040	1,174,645	(235,734)	(34,552)
Effect of foreign exchange rate changes on cash	(2,522)	(52,220)	(32,084)	(4,703)
Net increase (decrease) in cash and cash equivalents	449,601	1,277,436	(62,696)	(9,190)
Cash and cash equivalents at beginning of year	488,245	937,846	2,215,282	324,703
Cash and cash equivalents at end of year	937,846	2,215,282	2,152,586	315,513
We have financed our operations primarily through the proceeds from the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, the net proceeds from our initial public offering of our ADSs in December 2004 and the equity investment received from EA in May 2007.
We have also financed our operations through our operating activities. As of December 31, 2008, we had RMB2,152.6 million (US$315.5 million) in cash and cash equivalents. In addition to the financing activities mentioned in the above paragraph, the decrease in cash and cash equivalents between 2007 and 2008 is attributable to royalties paid to game licensors, the purchase of additional servers, payment for equity investments and our share repurchase program, offset in part by the cash receipts from sales of prepaid game points.
Net cash provided by operating activities was RMB692.6 million (US$101.5 million) in 2008, compared to RMB616.6 million in 2007. This increase was mainly due to the increased receipts from prepared game points, offset in part by prepaid royalties to VUG and operating expenses.
Net cash provided by operating activities was RMB 616.6 million in 2007 compared to RMB598.9 million in 2006. This increase was mainly due to the combined results of increased receipts from prepared game points and financial subsidies from the local government, offset in part by prepaid royalties to VUG and operating expenses.
Net cash used in investing activities was RMB487.5 million (US$71.5 million) in 2008, compared to RMB461.6 million in 2007 and RMB204.8 million in 2006. This increase from 2007 to 2008 was primarily due to payments for equity investments and savings held in the form of fixed-term deposits. The increase from 2006 to 2007 was due to the purchase of additional servers, game licenses and payments for equity investments in 2007 as compared to 2006.
Due to the termination of our license to operate the WoW game in China on June 7, 2008, on May 27, 2009 and June 7, 2009, we announced a refund plan for unactivated WoW game point cards which entitles cardholders to a refund for unactivated game point cards before September 7, 2009. In connection with this refund plan, we estimate a maximum additional cost of approximately RMB28.0 million (US$4.1 million) which will be treated as a reduction of earnings for 2009.

We have sufficient cash balances as of December 31, 2008 to meet our operating cash flow requirements and enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming 12 months. As of the date of this filing we have not identified a product or product offering to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our cash flows will be adversely impacted in the next 12 months.
Capital Expenditures
Capital Expenditures. We made capital expenditures of RMB118.8 million, RMB464.3 million and RMB93.5 million (US$13.7 million) in 2006, 2007 and 2008, respectively. The capital expenditures principally consisted of purchases of servers, office buildings, computers and other items related to our network infrastructure and license fees. However, if we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. The statement was effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is for fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 in the fiscal first quarter of 2008.
In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. We expect no material impact from FSP 157-2 on our its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 was effective for fiscal year 2008 and we adopted it in the fiscal first quarter of 2008. The adoption of SFAS No. 159 did not have a material impact on our results of operations, cash flows or financial position.
In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. We believe there will be no material impact on our financial statements upon adoption of this standard.
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (SFAS 157) should be applied when valuing securities in markets that are not active. FSP 157-3 was effective for fiscal year 2008 and we adopted it in the fiscal third quarter of 2008. The adoption of FSP 157-3 did not have a material impact on our results of operations, cash flows or financial position.
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosure about transferors’ continuing involvement with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosure about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for our financial statements for the year ending December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact our results of operations, cash flows or financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year after December 15, 2008. We are currently evaluating the impact that SFAS No. 141(R) will have on our financial statements.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest to be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 gains for subsidiaries be recorded in equity and SAB 51 gains for equity affiliates be recorded in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We are currently evaluating the impact that SFAS No. 160 will have on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include: how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for our financial statements for the year beginning on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on our results of operations, cash flows or financial position.
In April 2008, the FASB issued FASB Staff Positions (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for our financial statements for the year beginning on January 1, 2009. We are currently evaluating the impact that FSP FAS 142-3 will have on the financial statements.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP 03-6-1). FSP 03-6-1 defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, “Earnings per Share.” FSP 03-6-1 is effective for our financial statements for the year beginning on January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The adoption of FSP 03-6-1 is not expected to have a material impact on our results of operations, cash flows or financial position.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which carries forward the general requirements in FAS 141 for acquired contingencies without significant revision. Accordingly, under the FSP, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. Otherwise, companies would typically account for those acquired contingencies using existing guidance. Contingent consideration arrangements of an acquiree assumed by the acquirer as part of a business combination will be accounted for as contingent consideration by the acquirer. For calendar year-end companies, the guidance is effective as of the start of the first quarter of 2009. We are currently evaluating the impact that SFAS No. 141(R) will have on our financial statements.
On April 9, 2009, the FASB issued three Final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, “Fair Value Measurements.” FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The FSPs are effective for interim and annual periods ending after June 15, 2009, but entities may early adopt the FSPs for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact that those FSPs will have on the financial statements.
On May 28, 2009, the FASB issued FASB Statement No. 165, “Subsequent Events.” This Statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. In particular, this Statement sets forth: The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. We are currently evaluating the impact that SFAS No. 165 will have on the financial statements.

On June 12, 2009 the FASB issued FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” and FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” Statement 166 is a revision to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement clarifies that the objective of paragraph 9 of Statement 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and a company’s continuing involvement in transferred financial assets. Statement 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. Interpretation 46(R) is amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Statement 167 will require a company to provide additional disclosures about its involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how its involvement with a variable interest entity affects the company’s financial statements. Both Statements 166 and 167 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. We are currently evaluating the impact that SFAS No. 166 and SFAS No. 167 will have on the financial statements.
C. Research and Development
Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. We intend to maintain our internal game development capabilities and license and localize more new games that are attractive to users in China.
D. Trend Information
Through our subsidiary C9I and our affiliated entity Shanghai IT we operated WoW in China from June 2005 to June 2009 pursuant to a license agreement with Blizzard Entertainment. This agreement, which represented approximately 91% of our total revenue in 2008, terminated on June 7, 2009. As of the date of this filing we have not identified a product or product offering to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the next 12 months.

In connection with our loss of the WoW license, goodwill will be impaired by RMB30.2 million (US$4.4 million) in 2009. In addition, we estimate impairment of RMB104.0 million (US$15.2 million) in 2009 for the prepayment of royalties that have been paid in 2009 but had not yet not been consumed upon the expiration of WoW license on June 7, 2009. On May 27, 2009 and June 7, 2009, we announced a refund plan for unactivated WoW game point cards which entitles cardholders to a refund prior to September 7, 2009. In connection with the refunds for the unactivated points cards, as well as the potential refund of the activated but unconsumed point cards, our maximum cost is approximately RMB28.0 million (US$4.1 million), which will be treated as a reduction of earnings for 2009.

E. Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2008:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-2 years	3-5 years	5 years
	(in US$)
Operating Lease Obligations	6,431,194	5,651,439	779,755	—	—
These amounts include RMB1.8 million (US$0.3 million) which was cancelled due to non-renewal of the WoW license agreement in 2009. Our payment obligation will decrease in the future by RMB1.4 million (US$0.2 million) after deducting termination costs of RMB0.4 million (US$0.06 million).
As of December 31, 2008, the total outstanding guaranteed minimum royalty fees we are committed to pay within the next two years under the license agreements for the games which have been launched were as follows:

US$

Minimum royalty fees	4,928,716

We are committed to incur marketing expenses for WoW amounting to 5.0% of WoW’s gross sales for the period from January 1, 2007 to June 6, 2009. We have also committed to make upgrades to certain hardware and servers to support the launch of Wrath of the Lich King, an expansion pack for the WoW game. The WoW license was not renewed after expiration on June 7, 2009. Wrath of Lich King was not launched before expiration of the WoW license.
G. Safe Harbor
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
These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any specific factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3 of this annual report, “Key Information — D. Risk Factors.” We do not undertake any obligation to update forward-looking statements except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The names of our current directors and executive officers and their respective ages and positions as of the date of this report are as follows:

Directors and Executive Officers	Age	Position/Title
Jun Zhu	42	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	61	Director
Davin Alexander Mackenzie (1)(2)	48	Independent Director
Chao Y. Wang (1)(2)	44	Independent Director
Ka Keung Yeung (1)(2)	50	Independent Director
Xiaowei Chen	41	President
George Lai (3)	32	Chief Financial Officer
Lingdong Huang	32	Vice President
Fumin Lin	42	Vice President
Swun Woo Park	36	Vice President
Chris Shen(4)	40	Vice President
Yong Wang	42	Vice President
Xudong He	36	Vice President
Huanxin Jiang	36	Vice President
Donglei Fang	33	Vice President

(1)	Member of Compensation Committee.

(2)	Member of Audit Committee.

(3)	George Lai was appointed chief financial officer of our company and assumed responsibilities in July 2008.

(4)	Jun Yao resigned on November 16, 2008 and Chris Shen has assumed his duties.
Each of our officers will hold office until such officer’s successor is elected and duly qualified, or until such officer’s death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “— C. Board Practices — Terms of Directors.”
Biographical Information
Jun Zhu is one of the co-founders of our company. He has served as the chairman of our board of directors and chief executive officer since our inception. Prior to founding The9, Mr. Zhu co-founded Flagholder New Technology Co. Ltd. in 1997, an information technology company based in China, and served as its director from 1997 to 1999. From 1993 to 1997, Mr. Zhu worked at QJ (U.S.A.) Investment, Ltd., a trading company in the United States. Mr. Zhu attended an undergraduate program at Shanghai Jiao Tong University.
Cheung Kin Au-Yeung joined Morningside Group, or Morningside, in 1996 to oversee its PRC portfolio operations. While with Morningside, he served on the board of directors of Media Partners International Holdings Inc. from June 2001 to November 2005 and was seconded to Sohu.com as chief operating officer from July 1999 to December 1999. Mr. Au-Yeung has over twenty years of operating experience in mainland China, and prior to joining Morningside, he ran the greater China operations of several multinational companies for more than sixteen years as general manager. Mr. Au-Yeung holds an MBA and an MS in Physics from Indiana University.
Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is the managing director and Beijing representative of Peak Capital, a private equity and advisory firm. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an MA degree in International Studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and chief executive officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he served as the head of Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc, Rising Tech Co. and Infront Sport Media. Mr. Wang holds a Bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.
Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Holdings Limited, or Phoenix, and is in charge of corporate finance and administration. He is also the company secretary and qualified accountant. Mr. Yeung joined Phoenix in March 1996 and is in charge of all of Phoenix’s internal and external financial management and arrangements as well as the supervision of administration and personnel matters. Mr. Yeung graduated from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the fields of finance and business development.
Xiaowei Chen served as president of CDC Games and China.com prior to joining our company as president in 2008. From August 2003 to June 2005, she was a consultant at McKinsey & Company in New York. Prior to that, Ms. Chen served as anchor and executive producer at China Central Television (CCTV), as well as an independent TV producer. In 2008, Ms. Chen was elected as a Young Global Leader by the World Economic Forum. In 2006, she was recognized as one of the outstanding female figures in China for her contributions to the Chinese economy. Ms. Chen received her Ph.D. in Molecular Genetics & Biochemistry from the University of Pittsburgh. She completed her undergraduate education at the University of Science & Technology of China.
George Lai has served as our chief financial officer since July 2008. Prior to joining The9, Mr. Lai worked for Deloitte Touche Tohmatsu, since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in connection with numerous IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide-range of accounting matters. Mr. Lai received his Bachelor of Business Administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, ACCA and HKICPA.
Lingdong Huang has served as our vice president responsible for our product department since January 2007. Mr. Huang joined us in April 1999, and has held various roles within our different business units. From 2005 to 2007, he served as senior director of our product department. Prior to that, Mr. Huang served as the director of our product department from 2002 to 2005 and as manager of our editorial planning department from 1999 to 2002. Mr. Huang received his Bachelor’s degree in Informatics from Shanghai University.
Fumin (Benjamin) Lin has served as our vice president since February 2007. Prior to joining us, since January 2006, Mr. Lin served as the general manager of Joypark Webstar Technology Co., Ltd. in Beijing, an affiliated company of Softstar Entertainment Inc. From October 2001 to December 2005, Mr. Lin served various management functions at Square-Enix Webstar Inc., a joint venture between Softstar Entertainment Inc. in Taiwan and Square Enix Co., Ltd. in Japan, and managed its position as a leading game developer and publisher in Asia. From October 2000 to September 2001, he served as assistant vice president of Webstar Inc. in Taipei. Prior to that, Mr. Lin worked as a product manager at Softstar Entertainment Inc. and Dynalab Inc. Mr. Lin is experienced in leading MMORPG operations in China. Mr. Lin received his Bachelor’s degree in Arts & Advertisement from the Chinese Culture University in Taipei, Taiwan.

Swun Woo (Tony) Park has served as our vice president since January 2007. Prior to joining us, Mr. Park served as the president of international business at Hanbitsoft Inc., or Hanbitsoft, a leading game developer and publisher in Korea. Since April 2002, he has served various management functions at Hanbitsoft, including business development, strategic planning, marketing and brand management, game studio management, localization & technical operations, joint venture management, as well as investor relations. Prior to joining Hanbitsoft, Mr. Park worked as a venture capitalist at ADL Partners from April 2000 to April 2002, and as a management consultant at Arthur D. Little from December 1998 to April 2000. Mr. Park received his Bachelor’s degree in Business Administration from the Korea University.
Chris Shen has served as our vice president of marketing since January 2006. Mr. Shen joined The9 in August 2005 as our senior director of marketing and is in charge of The9’s marketing and public relations activities. Prior to joining The9, Mr. Shen served as group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly focused on servicing multinational brands of different industries, including fast-moving consumer goods, financial services and retail. During the past 12 years, Mr. Shen helped numerous local and international brands plan and execute various marketing initiatives, resulting in excellent performance in their respective markets. Mr. Shen received his Bachelor’s degree in management science from the National Chiao Tung University in Taiwan.
Yong Wang has served as our vice president overseeing our sales and customer services departments since January 2007. From 2005 to 2007, Mr. Wang served as the senior director of our customer service department. From December 2001 to April 2005, he served as the director of our sales department and led our sales department by strengthening the national distribution network for our pre-paid game cards. Prior to joining us, Mr. Wang worked as a business development manager at East Asia International Trader Company from 1999 to 2000, and as a supervisor of general business department at East Assets Trading Co., Ltd. from 1992 to 1999. Mr. Wang graduated from the Shanghai Mechanical College.
Huanxin Jiang has served as our vice president in charge of technical operations since June 2007. Mr. Jiang joined The9 as senior director of technology in February 2004. Prior to joining The9, Mr. Jiang served as a technical consultant for Hewlett-Packard (China) Co., Limited from July 1999 to January 2004 and as technical manager at Perfect Computer (Shanghai) Co., Limited. Prior to that, he served as an engineer and trainer at Sunjoy System Integrating Co., Limited. Mr. Jiang received both his Bachelor’s degree and Master’s degree in Electronic Physics from Fudan University.
Xudong He has served as our vice president since 2000. He has also served in a number of positions at our company, including as the role of chief operating officer. Prior to joining us, Mr. He held a number of positions at PricewaterhouseCoopers in China, including senior consultant and auditor from 1995 to 2000. Mr. He received his Bachelor’s degree from Fudan University and an MBA degree from Shanghai Jiao Tong University. Mr. He is a member of the China Institute of Certified Public Accountants.
Dong Lei Fang has served as our vice president since May 2008. Prior to joining The9, Mr. Fang served as chief operating officer of CDC Games at China.com. Mr. Fang joined China.com in November 2005 and held various positions including chief technical officer, vice president of operations, as well as director of product channel management. Prior to that, Mr. Fang served at SINA.com for six years in various positions including marketing director for Search Division, and channel manager for North China. Mr. Fang received his Bachelor Degree in Automatics from the Industrial University of Beijing in 1999.
B. Compensation of Directors and Executive Officers
In 2008, the aggregate cash compensation to our executive officers was approximately RMB20.1 million (US$2.9 million). We paid a total of RMB0.9 million (US$0.1 million) in cash to our non-executive directors for their services in 2008. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Amended 2004 Stock Option Plan
Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 2006, we increased the ordinary shares reserved under our 2004 option plan to 2,449,614 shares. Of this amount, options to purchase 2,383,081 shares were granted as of May 31, 2009, excluding options forfeited pursuant to the terms of our Amended 2004 Stock Option Plan. In December 2008, we further increased the ordinary shares reserved in the 2004 option plan to 4,449,614 shares. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of May 31, 2009.

	Total Number of Ordinary	Exercise
	Shares Underlying Options	Price Range
	Granted†	(in US$)	Expiration date
Jun Zhu	950,000	38.54	May 31, 2012
Yong Wang	*	17.00	November 25, 2009
Chris Shen	*	19.96 – 30.90	November 25, 2009 – March 6, 2012
Chao Y. Wang	*	12.04 – 38.54	November 25, 2009 – November 17, 2013
Ka Keung Yeung	*	12.04 – 38.54	November 25, 2009 – November 17, 2013
Davin Alexander Mackenzie	*	12.04 – 38.54	November 25, 2009 – November 17, 2013
Lingdong Huang	*	17.00 – 30.90	November 25, 2009 – March 6, 2012
Cheung Kin Au-Yeung	*	12.04	November 17, 2013
Xiaowei Chen	*	12.04	November 17, 2013
George Lai	*	12.04	November 17, 2013
All Directors and Senior Executive Officers as a Group	1,440,452	12.04 – 38.54	November 25, 2009 to November 17, 2013
Other Individuals as a Group (other than those listed above)	942,629	12.04 – 30.90	November 25, 2009 – March 6, 2012

†	Excluding 439,110 options forfeited as of May 31, 2009 pursuant to the terms of our Amended 2004 Stock Option Plan.

*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.
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
Administration. Our stock option plan is administered by our board of directors or an option administrative committee designated by our board of directors and constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.
Vesting Schedule. Options granted under our stock option plan vest over a two to four year period following a specified vesting commencement date. In general, between one-half to one-fourth of the options granted vest at the end of the first anniversary of the vesting commencement date and the remainder will vest over the remaining vesting period on a monthly basis, subject to the recipient of the options continuing to be employed by us on each vesting date.

Option Agreement. Options granted under our stock option plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements, as determined by our board. In addition, the option agreement also provides that options granted under our stock option plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.
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
Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights substituted by the successor corporation or parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised awards will terminate unless, in either case, the awards are assumed by the successor corporation or its parent.
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
Termination of Plan. Unless terminated earlier, our stock option plan will expire in 2014. Our board of directors has the authority to amend, alter, suspend or terminate our stock option plan. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plan.
C. Board Practices
In 2008, our directors met in person or via telecommunication devices seven times and passed resolutions by unanimous written consent 18 times. Most directors attended all of the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his/her directorship with us.
Board of Directors
Our board of directors consists of the following five directors: Jun Zhu, Cheung Kin Au-Yeung, Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested so long as he has disclosed the nature of the interest at a meeting of the directors. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors
Audit Committee. In 2008, our audit committee held four meetings. Our audit committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 4200 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.
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
Compensation Committee. In 2008, our compensation committee held three meetings. Our compensation committee consists of Messrs. Chao Y. Wang, Davin Mackenzie and Ka Keung Yeung, all of whom meet the “independence” definition under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:
•	reviewing and determining the compensation for our seven most senior executives;
•	reviewing the compensation of our other employees and recommending any proposed changes to the management;
•	reviewing and approving director and officer indemnification and insurance matters;
•	reviewing and approving any employee loans in an amount equal to or greater than US$60,000 (or such amount as from time to time announced by the relevant regulatory bodies as requiring the approval of the Committee); and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pensions and welfare benefits plans.
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

Terms of Directors
Our board of directors are currently divided into two classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors hold office until the date of the annual general meeting of shareholders to be held in 2009, and Jun Zhu and Cheung Kin Au-Yeung, each of whom represents a major shareholder of our company, will hold office until the date of the annual general meeting of shareholders to be held in 2010.
Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term.
Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders. We may remove a director from office by ordinary resolution.
Voting Agreement
On November 26, 2004, Incsight Limited and Bosma Limited, our two largest shareholders, entered into a voting agreement with respect to the election of our board of directors. Both parties have agreed to vote their respective shares to ensure that our board of directors consists of: (i) one director designated by Incsight, so long as it holds 5% or more of our total outstanding shares, which is currently Jun Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of our total outstanding shares, which is currently Cheung Kin Au-Yeung; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, our company or any of our shareholders; and (iv) an additional individual who is not affiliated with either Incsight, Bosma, our company or any of our shareholders. Both parties agreed to vote to ensure that none of the directors elected pursuant to the voting agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued shares of our company. The voting agreement shall continue until both parties mutually agree in writing to terminate it.
D. Employees
As of December 31, 2008, we had 1,626 employees, including 110 in management and administration, 905 in our customer service centers, 213 in game operations, sales and marketing, and 398 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2009, by:
(1)	each of our directors and executive officers who are also our shareholders; and
(2)	each person known to us to own beneficially more than 5% of our ordinary shares.

Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu (3)	6,973,981	26.18%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Xiaowei Chen	*	*
George Lai	*	*
Xudong He	*	*
Lingdong Huang	*	*
Chris Shen	*	*
Yong Wang	*	*
Huanxi Jiang	*	*
All Directors and Senior Executive Officers as a Group (4)	7,378,543	28.92%
Principal shareholders:
Incsight Limited (5)	6,261,481	24.15%
Bosma Limited (6)	4,612,522	18.08%
EA International (Studio and Publishing) Ltd. (7)	4,506,829	17.67%
QVT Financial LP(8)	1,368,288	5.36%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership is based on 25,512,745 ordinary shares outstanding as of June 25, 2009, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from the date of this annual report. As of December 31, 2008, we had 26,817,688 ordinary shares outstanding, excluding shares underlying outstanding options as of that date and shares repurchased pursuant to our share repurchase program but not yet accounted for in our member register. Under §37(3)(g) of the Cayman Islands Companies Law (2007 Revision), shares redeemed or purchased under §37 shall be treated as canceled on redemption or purchase, and the amount of a company’s share capital shall be diminished by the nominal value of those shares accordingly. It is, however, the register of members which determines whether shares have been validly issued, transferred or repurchased. Board resolutions approving and executing the repurchase of shares pursuant to our share repurchase program had been adopted as of December 31, 2008, but such purchases had not yet been reflected in our register of members as of that date.

(3)	Consists of 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, options to purchase 712,500 shares held by Mr. Zhu and warrants to purchase 414,147 ordinary shares of our company that are also held by Incsight Limited. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Jun Zhu and Xudong He, and exclude shares underlying options held by our directors and officers that do not vest within 60 days of the date of this annual report.

(5)	Consists of 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, and warrants to purchase 414,147 ordinary shares of our company. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(6)	Consists of 4,612,522 ordinary shares held by Bosma Limited. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

(7)	Consists of 4,506,829 ordinary shares owned by EA International (Studio and Publishing) Ltd., a Bermuda corporation. The address for EA International (Studio and Publishing) Ltd. is LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda.

(8)	Consists of 1,236,163 ordinary shares held by QVT Fund LP and 132,125 ordinary shares held by Quintessence Fund L.P., as reported by QVT Financial LP on February 9, 2009. QVT Financial LP is the investment manager for QVT Fund LP and Quintessence Fund LP and has the power to direct the vote and disposition of ordinary shares held by each fund. QVT Financial LP is a Delaware limited liability company, with an address at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
As of June 25, 2009, approximately 61.5% of the issued and outstanding shares were held by the record shareholders in the United States, including 15,700,346 ADSs, representing 15,700,346 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.
None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B. Related Party Transactions
Arrangements with Affiliated PRC Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in Internet content provision, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT under which Shanghai IT, The9 Computer and 9Webzen Shanghai jointly operate the MU game in China and shared the revenues from MU before October 2006. C9I Shanghai has entered into similar contractual arrangements with Shanghai IT and The9 Computer to jointly operate WoW in mainland China and to share the revenues from operating WoW in China.
Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China. Shanghai IT is owned by Jun Zhu, our chairman and chief executive officer and shareholder, and Yong Wang, our vice president. Shanghai Jiucheng Advertisement, which is wholly owned by Shanghai IT, holds the requisite business license for an advertising entity in China.
We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement and their respective shareholders, we are able to direct and control the operation and management of Shanghai IT and Shanghai Jiucheng Advertisement. We believe that the individual shareholders of Shanghai IT and Shanghai Jiucheng Advertisement will not receive material personal benefits from these agreements except as shareholders of The9 Limited.
We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Fangda Partners, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Master Agreement for MU. The9 Computer, 9Webzen and Shanghai IT have entered into a master agreement in connection with operating MU in China. Under the agreement we have agreed to the following: The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the Internet content provider.
Master Agreement for WoW. The9 Computer, C9I Shanghai and Shanghai IT entered into a master agreement in connection with the operation of WoW in China and for providing services to customers jointly. In May 2007, The9 Computer, C9I Shanghai and Shanghai IT amended the master agreement for WoW to add China The9 Interactive (Beijing), or C9I Beijing, as a party to the master agreement. Under the agreement we agreed to the following: The9 Computer acted as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; C9I Shanghai acted as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW; and C9I Beijing acted as the technical service provider for the user management system. The revenues generated by WoW in China were shared by C9I Shanghai, Shanghai IT, C9I Beijing and The9 Computer pursuant to the revenue sharing provisions set forth in the master agreement for operating WoW in China, which required Shanghai IT to recognize revenue first, and services are provided and revenue recognized by the other parties based on fair-market value. Our operations of WoW in China terminated on June 7, 2009.
Domain Name License Agreement. We granted Shanghai IT the right to use the domain name www.the9.com for its hosting of the9 City and its provision of Internet content in China. The relevant license agreement was terminated when we transferred the domain name to Shanghai IT.
Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related business, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays quarterly service fees to us based on their actual operating results. We are the exclusive provider of these services to Shanghai IT.
Shareholder Voting Proxy Agreements. Each of the shareholders of Shanghai IT has entered into a Shareholder Voting Rights Proxy Agreement with us, under which each shareholder of Shanghai IT irrevocably grants us the power to exercise all voting rights to which he is entitled as a shareholder of Shanghai IT. We have also entered into a similar agreement with the shareholder of Shanghai Jiucheng Advertisement.
Call Option Agreements. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the minimum amount permitted by applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Shanghai IT without our prior written consent. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar call option agreement.
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

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Rights Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach. A similar equity pledge agreement was also entered into by and between us and the individual shareholder of Shanghai Jiucheng Advertisement.
Transactions with China Interactive
In July 2003, we and China Interactive formed C9I to acquire an exclusive license from VUG to localize and operate the WoW game in China through cooperation with Shanghai IT, our affiliated entity. We have had effective control over C9I’s management and operations since its inception. When C9I was established in July 2003, we and China Interactive owned 54% and 46% of C9I, respectively. Our share ownership in C9I increased to 68.9% in January 2005 and 100% in July 2005.
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
In August 2006, we invested in Sunmi Rise Limited. We currently own 30% of Sunmi Rise and our total investment in this company was US$1.0 million. Sunmi Rise Limited holds an exclusive license to operate Groove Party, a casual online game in mainland China.
In July 2006, we invested in Asia Holdings Pte. Ltd, or IAH. As of December 31, 2007, our company’s investment represents an 11.4% equity interest in IAH on an “as converted” basis. In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS 115, the convertible and redeemable preferred shares are debt securities that are recorded as available-for-sale investment. In 2007, we recognized RMB13,643,131 for change in the fair value of the investment in IAH in other comprehensive income. IAH holds exclusive licenses to operate GE and Hellgate: London in eight southeast Asia countries.
In September 2008, TDC, a wholly owned subsidiary of our company, approved its 2008 Stock Option Plan. On October 1, 2008, TDC granted options to Jun Zhu, our chairman and chief executive officer, and certain employees of TDC to purchase 18,961 ordinary shares of that company. In November 2008, as approved by our board of directors, we granted equity warrants to Incsight Limited, a company wholly owned by Jun Zhu, to purchase 552,196 ordinary shares in our company.

In December 2008, we loaned approximately US$0.15 million to certain of our employees, who established a Nanjing-based game development company and agreed to pledge their equity interest in the Nanjing company to us. In February 2009, we loaned approximately US$1.5 million to certain of our employees, who established another company located in Nanjing for the purpose of developing an online game and entered into an equity pledge agreements in favor of us. We have also obtained an option to acquire the equity interest in this Nanjing company at a nominal price.
In April 2009, we loaned a total of US$1.0 million to IAH for the purpose of increasing IAH’s working capital. The loan is due and payable within 12 months or 24 months, subject to our discretion. IAH granted us a senior security interest on IAH’s net profit generated from its proprietary and licensed games. We are entitled to convert all of the unpaid principal and interest outstanding, when due, into ordinary shares of IAH.
Stock Option Grants
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Amended 2004 Stock Option Plan.”
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
In May 2009, our affiliated entity Shanghai IT filed a lawsuit against Blizzard Entertainment, Inc. in Shanghai Pudong New Area Court for property damage. We are currently awaiting an initial hearing date for the lawsuit.
In May 2009, our affiliated entity Shanghai IT filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for unfair competition. We are currently awaiting an initial hearing date for the lawsuit.
In June 2009, Shanghai IT and The9 Computer, our affiliated entity and subsidiary, respectively, filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for copyright infringement. We are currently awaiting an initial hearing date for the lawsuit.
In June 2009, our company and certain of its affiliates and subsidiaries filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for pre-contractual liability. The case is tentatively scheduled for an initial hearing in August 2009.
Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Dividend Policy
We announced a special cash dividend on January 21, 2009 in an aggregate amount of US$29,410,000, or approximately of US$1.11 per share on our ordinary shares, based on the number of shares outstanding on the date thereof. The special cash dividend was paid on February 5, 2009 to shareholders of record as of the close of business on February 2, 2009. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.
We rely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current PRC laws, regulations and accounting standards, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies. In addition, at the discretion of their respective board of directors or shareholders, our subsidiaries and affiliated entities in China shall allocate a portion of their respective after-tax profits to their staff welfare and bonus funds or discretionary surplus reserve. Staff welfare and bonus reserve funds may not be distributed to equity owners.
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
A. Offering and Listing Details
Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.”
For the year ended December 31, 2006, the trading price ranged from US$15.50 to US$32.87 per ADS. For the year ended December 31, 2007, the trading price ranged from US$19.56 to US$52.44 per ADS. For the year ended December 31, 2008, the trading price ranged from US$9.97 to US$28.50 per ADS.
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
2006	32.87	15.50
2007	52.44	19.56
2008	28.50	9.97

Quarterly Highs and Lows
First Quarter 2007	39.73	29.80
Second Quarter 2007	46.98	33.34
Third Quarter 2007	52.44	31.66
Fourth Quarter 2007	36.25	19.56
First Quarter 2008	23.75	15.05

	Sales Price
	High	Low
Second Quarter 2008	27.80	18.70
Third Quarter 2008	28.50	16.00
Fourth Quarter 2008	18.46	9.97
First Quarter 2009	16.64	9.16
Second Quarter 2009	15.90	8.62

Monthly Highs and Lows
January 2009	16.64	13.43
February 2009	15.20	11.05
March 2009	14.17	9.16
April 2009	15.90	8.62
May 2009	9.77	8.68
June 2009	12.04	8.97
July 2009 (through July 9, 2009)	10.20	8.55
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on December 9, 2004. Our shareholder further amended and restated our memorandum and articles of association by a special resolution at our annual general meeting on December 16, 2008.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls
China’s government imposes control over the convertibility of the RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by the end of 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the state shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction.
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

United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2008, we believe we were a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or ordinary shares:
•	the excess distribution or realized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2008. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the rules described above regarding excess distributions and realized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2008). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and realized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above regarding excess distributions and realized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2008 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the CIT Law (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
Taxation of Disposition of the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations). However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not Applicable.
G. Statement by Experts
Not Applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1, as amended and a prospectus under the Securities Act of 1933, with respect to our ordinary shares.
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
I. Subsidiary Information
For a listing of our subsidiaries, see Item 4 of this annual report, “Information on the Company — C. Organizational Structure,” as well as Exhibit 8.1 filed herewith.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in bank deposits. We have not used any derivative financial instruments in our investment portfolio or for cash management purposes. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of RMB against the U.S. dollar by the end of 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”
Global Economic Conditions. Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have lead to a decrease in spending by businesses and consumers alike, and a corresponding decrease in global gaming spending. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial conditions of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the supervision of and with the participation of our chief executive officer and our chief financial officer, our management conducted an evaluation of the effectiveness of our company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of December 31, 2008. Based on the evaluation, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2008.
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
Our management, under the supervision of and with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, independently assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2008, and has issued an attestation report concurring with management’s assessments, which appears on page F-2 of this Form 20-F.
Changes in Internal Control over Financial Reporting
As of December 31, 2007, we did not maintain effective control over financial reporting due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP. Specifically, we failed to meet the financial reporting requirements for certain areas, including the recording and disclosure relating to the assessment and determination of functional currency, accounting for financial subsidies, accounting for certain types of stock option transactions, accounting for certain services provided to vendors, and accounting for certain investments in preferred stock. Adjustments for the above mentioned areas were incorporated into our final consolidated financial statements for the year ended December 31, 2007 as a result of the involvement of our auditor.

During 2008, we completed the following remediation efforts specifically designed to address the material weakness previously identified by our management for 2007:
•	We hired a new chief financial officer, a new financial director and a new internal audit director, each of whom has solid knowledge of and experience with U.S. GAAP and SOX compliance; and
•	We provided various U.S. GAAP and SOX training to our accounting staff, finance department and internal audit department.
Other than these remediation measures, no significant changes have been made to our company’s internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.
As of December 31, 2008, our management determined that applicable controls were effectively designed and operated so as to enable our management to conclude that the previously identified material weakness has been remediated and our internal control over financial reporting was effective.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See Item 6 of this annual report, “Directors, Senior Management and Employees — C. Board Practices.”
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated below.

	2006	2007	2008
	RMB	RMB	RMB	US$
Audit fees (1)	4,565,399	8,537,214	9,010,045	1,320,637
Audit-related fees (2)	—	—	2,089,865	306,320
Tax fees(3)	—	951,423	753,641	110,464
All other fees	11,706	10,942	10,239	1,501

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letters, rendering of listing advice, and other audit-related services for the years ended December 31, 2006, 2007 and 2008.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
Not Applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.
On November 20, 2008 our board voted to increase the maximum aggregate number of ordinary shares which may be subject to option or stock purchase rights pursuant to our 2004 Share Option Plan. We understand Nasdaq Marketplace Rule 4350(i) requires us to obtain shareholder approval prior to adopting or materially amending an equity compensation plan (including stock option plans). We also understand we can elect to follow “home country practices” in lieu of the requirements of Nasdaq Marketplace Rule 4350(i). The Companies Law (2007 Revision) of the Cayman Islands does not require us to obtain shareholder approval for amending existing equity incentive plans, nor is doing so required under our amended and restated memorandum and articles of association. In this instance we elected to follow “home country practice” and did not seek shareholder approval in connection with amending the 2004 Share Option Plan.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number		Document
1.1	*	Amended and Restated Memorandum and Articles of Association of The9 Limited

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
4.18
Memorandum of Agreement, dated November 9, 2004, between The9 Limited and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.19
Software License Agreement, dated September 20, 2004, among Hanbitsoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333- 120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.20
Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The9 Limited (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.21
Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.22
Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23
Translation of Presale Agreement, dated March 17, 2005, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24
Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25
Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.26
Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27
Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

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

4.37
Investment Agreement by and between The9 Limited and EA International (Studio and Publishing) Ltd. (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008)

8.1*		Subsidiaries of The9 Limited

11.1
Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Document
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of PRC Counsel

15.3	*	Consent of PricewaterhouseCoopers

*	Filed with this Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED
By	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer
Date: July 15, 2009

THE9 LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF THE9 LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
July 15, 2009

THE9 LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)
Revenues:
Online game services		1,027,963,574	1,330,977,217	1,800,313,225	263,878,816
Other revenues		10,364,205	19,152,227	5,816,996	852,619

		1,038,327,779	1,350,129,444	1,806,130,221	264,731,435

Sales taxes		(52,501,980)	(70,522,616)	(94,639,527)	(13,871,679)

Net revenues		985,825,799	1,279,606,828	1,711,490,694	250,859,756

Cost of services		(524,031,705)	(700,046,829)	(997,948,540)	(146,273,146)

Gross profit		461,794,094	579,559,999	713,542,154	104,586,610

Operating expenses:
Product development		(30,781,632)	(41,430,087)	(73,819,607)	(10,820,023)
Sales and marketing		(59,574,787)	(103,263,236)	(103,725,123)	(15,203,389)
General and administrative		(100,429,543)	(180,297,691)	(319,298,044)	(46,800,739)
Impairment of equipment and intangible assets	10, 12, 13	(853,165)	(18,704,416)	(82,149,755)	(12,041,005)

Total operating expenses		(191,639,127)	(343,695,430)	(578,992,529)	(84,865,156)

Profit from operations		270,154,967	235,864,569	134,549,625	19,721,454
Interest income, net		9,136,273	50,655,699	56,690,807	8,309,389
Other income (expenses), net	5	28,416,722	(30,053,620)	(18,967,099)	(2,780,080)

Income before income tax benefit (expense), gain on investment disposal, impairment loss on investments, share of loss in equity investments and minority interests		307,707,962	256,466,648	172,273,333	25,250,763
Income tax benefit (expense)	15	2,669,763	(9,268,632)	(47,928,533)	(7,025,069)

Income before gain on investment disposal, impairment loss on investments, share of loss in equity investments and minority interests		310,377,725	247,198,016	124,344,800	18,225,694
Gain on investment disposal		23,409,702	—	—	—

Impairment loss on investments	7, 8	(20,401,915)	(627,380)	(25,922,363)	(3,799,540)
Share of loss in equity investments, net of taxes	7	(908,464)	(5,678,682)	(2,241,135)	(328,492)
Minority interests	4	—	—	654,734	95,967

Net income		312,477,048	240,891,954	96,836,036	14,193,629

Other comprehensive (loss) income:
Translation adjustments		(59,346)	—	—	—
Unrealized gain on available-for-sale investments		—	13,643,131	—	—

Comprehensive income		312,417,702	254,535,085	96,836,036	14,193,629

Earnings per share	23
- Basic		12.78	8.79	3.50	0.51

- Diluted		12.72	8.72	3.50	0.51

Weighted average shares outstanding	23
- Basic		24,456,507	27,406,263	27,664,687	27,664,687

- Diluted		24,565,947	27,640,626	27,704,201	27,704,201

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

		December 31,	December 31,	December 31,
	Note	2007	2008	2008
		RMB	RMB	US$
				(Unaudited, Note 3)

ASSETS
Current assets:
Cash and cash equivalents		2,215,281,857	2,152,585,574	315,512,728
Short term investments		—	68,039,221	9,972,770
Accounts receivable, net of allowance for doubtful accounts of 2007: RMB0.6 million, 2008: RMB21.3 million (US$3.1 million)	2<7>	26,654,274	8,323,084	1,219,945
Due from related parties	22	—	637,708	93,471
Advances to suppliers	16	8,943,273	1,435,781	210,448
Prepayments and other current assets		39,064,809	68,371,912	10,021,533
Prepaid royalties	14	71,937,382	138,843,227	20,350,784
Deferred costs	14, 2<15>	47,759,013	55,748,737	8,171,306
Deferred tax assets, current	15	5,118,345	—	—

Total current assets		2,414,758,953	2,493,985,244	365,552,985

Investments in equity investees	7	18,236,274	291,642,529	42,747,164
Available-for-sale investments	8, 9	29,218,400	29,218,400	4,282,653
Property, equipment and software	10	344,393,472	200,034,094	29,319,766
Goodwill	6	30,199,751	30,199,751	4,426,493
Intangible assets	12	277,264,136	136,129,801	19,953,068
Land use right	11	83,719,665	81,798,755	11,989,557
Prepayment for equipment	16	18,500,000	—	—
Long-term deposits		454,212	—	—
Deferred tax assets, non-current	15	29,356,533	—	—

Total assets		3,246,101,396	3,263,008,574	478,271,686

LIABILITIES
Current liabilities:
Accounts payable		48,946,062	29,758,563	4,361,827
Due to related parties	22	77,052	—	—
Income tax payable		2,329,457	56,680	8,308
Other taxes payable		55,234,788	99,416,815	14,571,903
Advances from customers	2<15>	118,156,157	143,464,990	21,028,214
Deferred revenue	2<15>	166,916,111	201,645,952	29,556,021
Other payables and accruals	17	48,351,220	69,423,536	10,175,674

Total current liabilities		440,010,847	543,766,536	79,701,947

Commitments and contingencies	25

Shareholders’ equity
Ordinary shares (US$0.01 par value; 100,000,000 shares authorized, 28,763,188 and 26,817,688 shares issued and outstanding as of December 31, 2007 and 2008, respectively)		2,350,463	2,190,645	321,091
Additional paid-in capital		2,218,516,672	2,128,607,581	311,998,180
Statutory reserves	2<24>	20,745,422	24,836,354	3,640,360
Accumulated other comprehensive income	8	13,643,131	13,643,131	1,999,726
Retained earnings		550,834,861	549,964,327	80,610,382

Total shareholders’ equity		2,806,090,549	2,719,242,038	398,569,739

Total liabilities and shareholders’ equity		3,246,101,396	3,263,008,574	478,271,686

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Ordinary shares
	(US$0.01 par value)			Deferred		Accumulated other
	Number of		Additional paid-in	share-based	Statutory	comprehensive income		Total shareholders’
	shares	Par value	capital	compensation	reserves	(loss)	Retained earnings	Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2005	24,214,130	2,004,033	860,214,342	(145,864)	54,172	59,346	79,798,587	941,984,616

Net income	—	—	—	—	—	—	312,477,048	312,477,048
Appropriations to statutory reserves (Note 2<24>)	—	—	—	—	20,691,250	—	(20,691,250)	—
Cumulative translation adjustment	—	—	—	—	—	(59,346)	—	(59,346)
Adoption of SFAS 123R (Note 2<19>)	—	—	(145,864)	145,864	—	—	—	—
Issuance of ordinary shares from stock option exercise	473,908	37,640	63,978,786	—	—	—	—	64,016,426
Employee share based compensation (Note 21)	—	—	17,739,543	—	—	—	—	17,739,543

Balance as of December 31, 2006	24,688,038	2,041,673	941,786,807	—	20,745,422	—	371,584,385	1,336,158,287

Net income	—	—	—	—	—	—	240,891,954	240,891,954
Issuance of ordinary shares to Electronic Arts Inc. (EA) (Note 19)	4,506,829	344,944	1,251,501,403	—	—	—	—	1,251,846,347
Issuance of ordinary shares from stock option exercise	179,436	13,785	24,136,264	—	—	—	—	24,150,049
Repurchase and retirement of ADSs (Note 2<23>, 18)	(611,115)	(49,939)	(45,635,968)	—	—	—	(61,641,478)	(107,327,385)
Employee share based compensation (Note 21)	—	—	46,728,166	—	—	—	—	46,728,166
Unrealized gain on available-for-sale investments (Note 8)	—	—	—	—	—	13,643,131	—	13,643,131

Balance as of December 31, 2007	28,763,188	2,350,463	2,218,516,672	—	20,745,422	13,643,131	550,834,861	2,806,090,549

	Ordinary shares
	(US$0.01 par value)			Deferred
	Number of		Additional paid-in	share-based	Statutory	Accumulated other		Total shareholders’
	shares	Par value	capital	compensation	reserves	comprehensive income	Retained earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net income	—	—	—	—	—	—	96,836,036	96,836,036
Issuance of ordinary shares from stock option exercise	72,583	5,067	8,840,640	—	—	—	—	8,845,707
Repurchase and retirement of ADSs (Note 2<23>, 18)	(2,018,083)	(164,885)	(150,799,327)	—	—	—	(93,615,638)	(244,579,850)
Employee share based compensation (Note 21)	—	—	52,049,596	—	—	—	—	52,049,596
Appropriations to statutory reserves (Note 2<24>)	—	—	—	—	4,090,932	—	(4,090,932)	—

Balance as of December 31, 2008	26,817,688	2,190,645	2,128,607,581	—	24,836,354	13,643,131	549,964,327	2,719,242,038

Balance as of December 31, 2008 (US$ except share data, unaudited, Note 3)	26,817,688	321,091	311,998,180	—	3,640,360	1,999,726	80,610,382	398,569,739

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)
Cash flows from operating activities:
Net income		312,477,048	240,891,954	96,836,036	14,193,629
Adjustments for:
Deferred taxes		(3,286,659)	(29,083,755)	34,474,878	5,053,115
Loss (gain) on disposal of property, equipment and software		119,534	(275)	(29,717)	(4,356)
Gain on investment disposal		(23,409,702)	—	—	—
Impairment of intangible assets	12,13	853,164	18,704,416	73,248,491	10,736,312
Impairment loss on investments	7, 8	20,401,915	627,380	25,922,363	3,799,540
Impairment on equipment	10,13	—	—	8,901,264	1,304,692
Depreciation and amortization of property, equipment and software	10	76,158,886	122,658,272	207,787,590	30,456,224
Amortization of land use right	11	—	1,440,684	1,920,910	281,555
Amortization of intangible assets	12	90,286,523	87,865,492	88,886,444	13,028,427
Share of loss in equity investments, net of taxes	7	908,464	5,678,682	2,241,135	328,492
Allowance for doubtful accounts	2<7>	—	—	20,733,448	3,038,981
Provision for prepaid royalties	14	—	—	3,882,516	569,075
Provision for advances to suppliers and prepayment for equipment	16	—	—	55,191,282	8,089,598
Provision for prepayments and other current assets		—	—	8,065,933	1,182,255
Non-cash interest expense		803,605	—	—	—
Exchange loss	5	2,480,729	51,039,667	31,657,480	4,640,158
Stock based compensation expense	21	17,739,543	46,728,166	52,049,596	7,629,109
Change in accounts receivable		419,382	(12,029,785)	(6,999,641)	(1,025,964)
Change in advances to suppliers		637,141	924,191	(1,195,620)	(175,247)
Change in prepayments and other current assets		(421,071)	(14,820,065)	(38,849,005)	(5,694,248)
Change in prepaid royalties		15,437,739	(44,379,175)	(70,788,361)	(10,375,722)
Change in deferred costs		(9,249,728)	(14,434,071)	(7,989,724)	(1,171,084)
Change in long-term deposits		3,132,338	(454,212)	454,212	66,576
Change in accounts payable		(4,773,853)	38,986,999	(14,360,918)	(2,104,935)
Change in due to related parties		(429,690)	(255,745)	(77,052)	(11,294)
Change in due from related parties		—	—	(637,708)	(93,471)
Change in income tax payable		—	2,329,457	(2,272,777)	(333,130)
Change in other taxes payable		15,466,398	31,645,034	44,182,027	6,475,929
Change in advances from customers		26,389,708	30,115,182	25,308,833	3,709,613
Change in deferred revenue		34,787,591	55,613,580	34,729,841	5,090,486

Change in other payables and accruals		21,981,757	(3,195,793)	19,360,340	2,837,719

Net cash provided by operating activities		598,910,762	616,596,280	692,634,096	101,522,034

	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
					(Unaudited, Note 3)

Cash flows from investing activities:
New investment and minority interest acquisition		(88,004,211)	(10,000,000)	(299,365,918)	(43,879,211)
Proceeds from disposal of investments in equity investees		7,900,977	38,691,099	—	—
Cash paid for short-term investments		—	—	(795,162,471)	(116,550,014)
Proceeds from maturities of short-term investments		—	—	728,000,000	106,705,753
Proceeds from disposal of property, equipment and software		48,452	8,415	184,110	26,986
Purchase of property, equipment and software		(78,396,860)	(269,214,504)	(96,515,362)	(14,146,627)
Purchase of land use right	11	—	(85,160,349)	—	—
Purchase of intangible assets		(46,375,740)	(135,910,465)	(24,652,900)	(3,613,470)

Net cash used in investing activities		(204,827,382)	(461,585,804)	(487,512,541)	(71,456,583)

Cash flows from financing activities:
Proceeds from stock option exercise		58,040,116	30,126,359	8,845,707	1,296,549
Proceeds from issuance of ordinary shares to EA		—	1,251,846,347	—	—
Repurchase of ADSs		—	(107,327,385)	(244,579,850)	(35,849,007)

Net cash provided by (used in) financing activities		58,040,116	1,174,645,321	(235,734,143)	(34,552,458)

Effect of foreign exchange rate changes on cash		(2,522,346)	(52,219,757)	(32,083,695)	(4,702,626)

Net change in cash and cash equivalents		449,601,150	1,277,436,040	(62,696,283)	(9,189,633)

Cash and cash equivalents, beginning of year		488,244,667	937,845,817	2,215,281,857	324,702,361

Cash and cash equivalents, end of year		937,845,817	2,215,281,857	2,152,585,574	315,512,728

Supplemental disclosure of cash flow information:
Cash paid for income taxes		616,896	36,739,365	23,405,934	3,430,698

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software		7,451,744	1,615,962	1,072,640	157,221
Accrual related to the purchase of intangible assets		—	3,652,300	—	—
Conversion of loan receivable to investment in affiliated companies		15,917,000	—	—	—

Supplemental disclosure of non-cash financing activities:
Receivable from stock option exercise		5,976,310	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries”). The Company’s principal subsidiaries and VIE subsidiaries are as follows:

	Date of		Interest held
Name of entity	incorporation	Relationship	Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Subsidiary	100%	—
City GameNet Limited (“City GameNet”)	January-00	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Limited. (“The9 Computer”)	June-00	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Subsidiary	—	100%
Spring Asia Limited (“Spring Asia”)*	June-04	Subsidiary	—	—
China The9 Interactive (Shanghai) Co., Limited (“C9I Shanghai”)	February-05	Subsidiary	—	100%
Shanghai The9 Information Technology Co., Limited (“Shanghai IT”)	September-00	VIE subsidiary	None	(Note 2<2> )
Shanghai Jiucheng Advertisement Co., Limited. (“Shanghai Advertisement”)**	September-01	VIE subsidiary	None	(Note 2<2> )
Shanghai Jiucheng Advertisement Co., Limited. (“Shanghai Jiucheng Advertisement”)	April-07	VIE subsidiary	None	(Note 2<2> )
Well City Limited (“Well City”)	November-05	Subsidiary	100%	—
Global Star International Development Limited (“Global Star”)	March-06	Subsidiary	100%	—
City Rise Investments Limited (“City Rise”)	January-06	Subsidiary	—	100%
Jiu Chuang Information Technology(Beijing), Co., Limited (“C9I Beijing”)	March-07	Subsidiary	—	100%
Jiu Jing Information Technology (Beijing),Co., Limited (“Jiu Jing”)	April-07	Subsidiary	—	100%
City Channel Limited (“City Channel”)	June-06	Subsidiary	100%	—
Jiu Tuo (Shanghai) Information Technology Co., Ltd. (“Jiu Tuo”)	July-07	Subsidiary	—	100%
Asian Success development Limited (“Asian Success”)	August-07	Subsidiary	100%	—
China Crown Technology Limited (“China Crown Technology”)	November-07	Subsidiary	100%	—
Gold Engine Soft Co., Limited (“GES”)	June-08	VIE subsidiary	—	19.9% (Note 2<2> )
Gold Engine Soft Co., Limited (“GES Shanghai”)	October-08	VIE subsidiary	—	19.9% (Note 2<2> )
The9 Development Center Limited (“TDC”)	June-08	Subsidiary	100%	—

*	Spring Asia Limited was disposed to a third party in December 2006.

**	Shanghai Advertisement was liquidated in November 2007.

The Company changed its name from GameNow.net Limited to The9 Limited effective February 9, 2004.
The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”.
The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).
Beginning October 2002, and prior to the operation of WoW, the Group was principally engaged in the development and operation of an online game, “MU.”
On February 3, 2004, Vivendi Universal Games (“VUG”) granted C9I an exclusive license (“WoW License and Distribution Agreement”) to localize and promote World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China. The license is non-assignable, non-sublicensable and non-transferable. The license term commenced on the date of the license agreement and continued for four years following the commercial launch of the localized WoW which occurred on June 5, 2005. VUG retained ownership of all its intellectual property rights, including those relating to the localized WoW.
Pursuant to WoW License and Distribution Agreement, C9I paid a non-refundable license fee of US$3.0 million upon execution of the license agreement. In addition, C9I shall pay royalties to VUG equal to 22% of the face value of prepaid cards and prepaid online points actually sold, 37.7% or 39% of the face value of CD-key and 47% of the face value of other functional cards. C9I agreed to pay advances against royalties in a total amount of approximately US$51.3 million. This US$51.3 million advances, recoupable through future running royalty, consists of quarterly amounts ranging from US$1.6 million to US$3.7 million over a four-year period commencing from the commercial launch. C9I committed to incur no less than US$13 million minimum marketing expense for WoW during the license term, which was revised in the subsequent amended WoW License and Distribution Agreement.
The license term commenced on the date of the license agreement and expired on June 7, 2009, the fourth anniversary of the date of the commercial launch of the localized WoW.
In January 2007, C9I entered into an amendment of the WoW License and Distribution Agreement with Vivendi Games, Inc. (formerly known as Vivendi Universal Games, Inc.) and Blizzard Entertainment Inc. (“Blizzard”, a subsidiary of Vivendi Games, Inc.), to rollout The Burning Crusade, the first expansion pack for WoW. The Group committed to incur marketing expenses on WoW amounting to 5% of WoW’s gross sales for the period from January 1, 2007 to June 6, 2009.
In 2007, the Group also commercially launched two additional MMORPGs, Soul of the Ultimate Nation (“SUN”) and Granado Espada (“GE”).
In March 2008, C9I entered into a second amendment to the WoW License and Distribution Agreement with Blizzard, to rollout Wrath of the Lich King, the second expansion pack of WoW, which was not launched before the expiration of the license. Pursuant to that agreement, the Group committed to make upgrades to certain hardware and servers to support the launch of Wrath of the Lich King.
Revenue from operation of WoW accounted for approximately 99%, 92% and 91% of total revenue for the years ended December 31, 2006, 2007 and 2008. The WoW license was not renewed upon expiration on June 7, 2009. Accordingly, the Company ceased operating WoW and will not have revenue derived from the on-going operation of WoW beyond June 7, 2009.

Through end of March 2009, the Company and Blizzard were conducting ongoing negotiations, which formally commenced in April 2008 with respect to the Company continuing to operate WoW in mainland China. On April 16, 2009, the Company learned that WoW license would be licensed to another China-based online game company, the Company believed that an agreement by which the Company would continue to operate WoW beyond the expiration of the then existing license was imminent. As a result of the non-renewal of the World of Warcraft license agreement beyond June 7, 2009, the Company recorded impairment and certain other charges in its financial statements for the year ended December 31, 2008 as follows:
•	A RMB19.4 million (US$2.8 million) provision for accounts receivable deemed to be uncollectible (Note 2<7>);

•	A RMB3.9 million (US$0.6 million) provision for prepaid royalties (Note 14);
•	A RMB22.7 million (US$3.3 million) charge to increase the valuation allowance for deferred tax assets representing incremental income taxes as a result of non-renewal of the WoW license (Note 15);
•	RMB68.4 million (US$10.0 million) of additional depreciation expense related to computer equipment (Note 2<8>);
•	A RMB46.5 million (US$6.8 million) provision for prepayment for equipments and a RMB8.7 million (US$1.3 million) provision on advances to suppliers (Note 16); and
•
RMB7.3 million (US$1.1 million) provision on prepayments and other current assets, including a RMB5.6 million (US$0.8 million) provision on a receivable (Note 22) and a RMB1.7 million (US$0.3 million) provision on inventories.

Also refer to Note 27, Subsequent Events, for a description of additional related costs recorded subsequent to December 31, 2008.
As a result of the non-renewal of the World of Warcraft license agreement beyond June 7, 2009, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of GE, the Company recorded impairment and certain other charges (Note 13) in its financial statements for the year ended December 31, 2008 as follows:
•	A RMB8.9 million (US$1.3 million) impairment provision on computer equipment and a RMB7.1 million (US$1.0 million) impairment on the upfront license fee related to a game (Note 13) and
•	Impairments on the upfront license fees in the amounts of RMB66.1 million (US$9.7 million) for certain other games which have not yet been commercially launched (Note 13).

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
Shanghai IT is a variable interest entity owned by the Company’s chief executive officer and shareholder. Shanghai Advertisement was established by Shanghai IT and one of Company’s executive officers. Shanghai Jiucheng Advertisement was established by Shanghai IT in April 2007. The Company does not have any ownership interest in Shanghai IT, Shanghai Advertisement or Shanghai Jiucheng Advertisement. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership of the provision of online games, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. Pursuant to various agreements entered into between the Company or its wholly owned subsidiaries and Shanghai IT, the Company generally has economic control in Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement and is considered the primary beneficiary of each of all these entities. Accordingly, the financial positions and results of Shanghai IT, Shanghai Advertisement and Shanghai Jiucheng Advertisement are consolidated in the financial statements of the Company. Shanghai Advertisement was liquidated in November 2007.
GES is also a variable interest entity, which was established by a Korean MMORPG development team in June 2008. In August 2008, the Company, through one of its wholly owned subsidiaries, invested US$1.5 million in the preferred shares of GES and acquired, on an as converted basis, a 19.9% equity interest in GES. The Group has a call option to purchase all the ordinary shares owned by the founders of GES at a predetermined price earning ratio (“PE ratio”) between the 13th to 18th month after commercialization of the MMORPG developed by GES. The Group also has an exclusive worldwide license for the MMORPG for a predetermined period with a predetermined license fee and royalty fee. Under FIN46R the Company was determined to be the primary beneficiary of GES, therefore the financial positions and results of GES are consolidated in the financial statements of the Group.
The Company accounts for investments over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, under the equity method of accounting (Note 7.1).
<3> Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. The Company’s critical accounting policies that are affected by accounting estimates include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, revenue recognition, assessment of recoverability of accounts receivable, prepaid royalties, deferred costs, goodwill and intangible assets, estimated useful life of property, equipment and software, share-based compensation expense, the recognition and measurement of current and non-current deferred income taxes. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation
The Group’s reporting and functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB, i.e., foreign currencies, are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. The aggregate foreign exchange net loss was RMB2.5 million, RMB51.0 million and RMB31.7 million (US$4.6 million) in fiscal years 2006, 2007 and 2008, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations and comprehensive income.
<5> Cash and cash equivalents
Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2007 and 2008, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2007 and 2008 are amounts denominated in US Dollars totaling US$112,534,463 and US$32,129,174, respectively.
<6> Short-term investments
Short-term investments represent bank deposits with an original maturity date over three months and related interest.
<7> Allowances for doubtful accounts
The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
In 2008, the Company provided allowance for doubtful accounts of RMB20.7 million, which primarily includes RMB19.4 million (US$2.8 million) relating to the non-renewal of WoW license (Note 1), comprising: (i) a provision on a receivable amounting to RMB18.0 million (US$2.6 million) from a customer that purchased WoW prepaid player cards from the Company for distribution, as a result of the expiration of the Company’s WoW license on June 7, 2009 and, among other things, the impact on the ongoing relationship with the customer; and (ii) a RMB1.4 million (US$0.2 million) provision on receivable in connection with GFD (Note 22(c)).
<8> Property, equipment and software
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
Before July 2007, the servers and related computer equipment used for WoW were depreciated over the shorter of their estimated useful lives or WoW’s remaining license period; while other servers were depreciated over a period of 3 to 5 years. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched, industry practice and expectation of renewal of WoW license upon expiration, the depreciation lives of all the servers were changed to a consistent period of four years. This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. As a result, the depreciation charge relating to this change in year 2007 is to decrease depreciation expense by approximately RMB25.9 million, to increase profit from operations and net income by RMB25.9 million and RMB22.0 million, respectively, and to increase both basic and diluted earnings per share (“EPS”) by RMB0.8.

In connection with the expiration and non-renewal of the WoW license, the Company assessed the alternative uses for equipment, used in connection with the operation of WoW, taking into consideration future expected game operations, as well as expected value at the WoW License Agreement expiration date. As a result, the Company adjusted the expected useful life of the servers and related equipment, and the expected value of the servers and related equipment at the end of the WoW License Agreement. In accordance with FAS 154 “Accounting Changes and Error Corrections a replacement of Opinion No. 20 and FASB 3”, this change in accounting estimate has been accounted for prospectively from January 1, 2008. As a result, the Company recorded additional depreciation expense in 2008 in the amount of RMB68.4 million (US$10.0 million) to reflect the change to a shorter expected useful life of the underlying assets.
As a result of the change in accounting estimate, depreciation expense relating to this change in year 2008 is to increase depreciation expense recorded as cost of services by approximately RMB68.4 million (US$10.0 million), to decrease both profit from operations and net income by RMB68.4 million (US$10.0 million) and to decrease both basic and diluted EPS by RMB2.47.
<9> Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of interests in its subsidiary. The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assesses goodwill for impairment in accordance with SFAS 142. In December of each year, the Group tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2006, 2007 and 2008, the Group concluded that goodwill was not impaired in any year.
<10> Intangible assets
Intangible assets consist primarily of intangible assets from business combinations and upfront licensing fees.
The Group applies the criteria specified in SFAS No. 141 “Business Combination” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144. “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). Intangible assets, such as purchased technology, licenses, domain names, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets from such business combination transactions are amortized over the licensing term of the WoW game of four years (Note 6).
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

<11> Equity investments
Equity investments are comprised of investments in privately held companies. The Company accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include: our proportionate share of investee income or loss, adjustments to recognize certain differences between our carrying value and our equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. For equity investments over which the Company does not have significant influence or control, the cost method of accounting is used.
The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. Impairment provision relating to investment in equity investees of RMB0.6 million and RMB11.3 million (US$1.7 million) were recognized in 2007 and 2008, respectively (Note 7.1).
<12> Available-for-sale investments
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
In accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity securities” (“SFAS 115”), the convertible and redeemable preferred shares are in the nature of debt securities, which the Group recorded as an available-for-sale investment. Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from declines in fair value that had been recognized directly in other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. Impairment provision relating to available-for-sale investments of RMB14.6 million (US$2.1 million) were recognized in 2008 (2007: nil) (Note 8).
<13> Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than we had originally estimated. The Group assesses the recoverability of the long-lived assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Group recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributed to such assets. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. As discussed in Note 13, impairment provisions relating to intangible assets amounting RMB18.7 million and RMB73.2 million (US$10.7 million) were recognized in 2007 and 2008, respectively. Impairment provisions relating to equipment amounting RMB8.9 million (US$1.3 million) were recognized in 2008 (2007: nil) (Note 10).

<14>Revenue recognition
Online game services
The Group earns revenue from provision of online game services. The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to end customers. There are two consumption models for our online game services. We recognize revenues in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.
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
First-time game players are required to purchase CD-Key in order to register a unique code for future game playing. The Group accounts for sales of CD-keys in which the Group performs multiple revenue-generating activities in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, the Group determines whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how consideration should be allocated among the separate units of accounting require significant judgment, including judgment with regard to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amounts and timing of revenue recognized. Such CD-Key fees received from distributors are initially recognized as advances from customers. Prior to 2008, CD-Key fees are amortized over one-year period; effective January 1, 2008, they are amortized over the shorter of one year or WoW’s remaining license period, starting from the time when the game players activate the CD-Key. CD-Key fees are also recognized as revenues when the likelihood that it would provide further online game service to those customers is remote.
Virtual item/service consumption model
Players can access certain games free of charges but may use game points for in-game premium features. The distribution of points to end users is typically made by sales of prepaid game cards and prepaid online points. Fees for prepaid game cards are deferred when received. Revenue is recognized over the estimated life of the premium features or as the premium features are consumed.
Future usage patterns of end users may differ from the historical usage patterns on which the virtual item/service consumption revenue recognition model is based. The Group will continue to monitor the operational statistics and usage patterns.
Other revenues
Other revenues include those generated from game operating support, website solutions, advertisement, short message services and sales of certain online game related software packages and accessory merchandise, etc.
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
Other revenues
Other revenues mainly represent sales of certain online game related software packages and accessory merchandise, and licensing revenue from the Group’s self-developed game. Revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured. Licensing revenue is recognized over the license period.
Sales tax
The Group is subject to sales tax at a rate of 5% and related surcharges on revenues earned for online game, game operating support, website solution and advertisement services provided in the PRC. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income and are deducted from gross revenues to arrive at net revenues. In addition, The9 computer, C9I Shanghai and C9I Beijing pay sales tax at a rate of 5% and related surcharges on the gross revenue derived from its contractual arrangements with Shanghai IT, and these taxes are primarily recorded as general and administrative expenses.
<15>Advances from customers, deferred revenue and deferred costs
Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs, primarily, prepaid royalties, related to deferred revenue and advances from customers are also deferred. The deferred service costs are recognized in the consolidated statements of operations and comprehensive income in the period in which the related online game’s prepaid fees are recognized as revenue.
As of December 31, 2007 and 2008, deferred revenue of RMB156,374,469 and RMB191,208,022 (US$28,026,093), and deferred costs of RMB45,624,987 and RMB53,697,857 (US$7,870,701), respectively, related to the operation of WoW, and will be fully recognized as revenue in connection with the recognition of game revenue through the expiration of the WoW license on June 7, 2009.
See Note 27 for the Company’s refund plans, in connection with advances from customers announced in 2009.

<16>Cost of services
Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation sites, computer equipment and amortization of software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services discussed in Note 2<14>. Due to the change in accounting estimate on the remaining useful lives of WoW-related servers as detailed in Note 2<8>, there was a significant increase in depreciation expense in 2008.
<17>Product development
The Group recognizes software development costs for development of software, including online games, to be sold or marketed to customers in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). As such, the Group expenses software development costs incurred prior to the reach of technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life.
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
Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of the Company’s own property online games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.
<18>Sales and marketing costs
Sales and marketing costs consist primarily of costs of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB13,140,478, RMB41,507,255 and RMB23,944,664 (US$3,509,661) for the years ended December 31, 2006, 2007 and 2008, respectively, were expensed as incurred.
During the years ended December 31, 2007 and 2008, in connection with the Group’s overall promotion for the pre-commercial launch of FIFA Online 2, the Group’s licensed online soccer game, through its CEO, the Group made cash advances to certain soccer agents who helped the Group to promote the China Football Super League in different cities in China through certain soccer clubs in the China Football Super League, excluding a team owned by the CEO, in order to support and promote the soccer market in China. Total cash advances during the years ended December 31, 2007 and 2008 amounted to approximately RMB10.0 million and RMB29.2 million, respectively, with the balance recorded in prepayment and other current assets in the accompany balance sheet amounting to approximately RMB0.5 million and nil as of December 31, 2007 and 2008, respectively. No costs have been recorded in connection with these activities as substantially all of the advances have been repaid.
<19>Share-based compensation
Effective January 1, 2006, the Company adopted FASB Statement No.123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which revises FASB Statement No.123, “Accounting-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the fair value recognition provisions of SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. The Company recognizes the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from 1 to 4 years. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No.107 (“SAB 107”) relating to SFAS 123R. In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under SFAS 123R beyond December 31, 2007. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R.

The Company elected the modified prospective method and therefore has not restated results for prior periods. The valuation provisions of SFAS 123R apply to new grants and grants that were not yet vested as of the effective date of SFAS 123R. Estimated compensation for grants that were outstanding as of the effective date were recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.
SFAS 123R requires that deferred share-based compensation on the consolidated balance sheet on the date of adoption be applied against additional paid-in capital which amounted to RMB145,864 as at January 1, 2006.
SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost estimated in accordance with the SFAS 123 pro forma disclosures are accounted for forfeitures as they occur.
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
The fair value of the stock-based awards under SFAS 123R were measured on the respective grant dates based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield.
Under SFAS 123R, expected life represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options according to SAB 107 for 2006, 2007 and 2008. Expected volatilities are based on historical volatilities of the Company’s ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. While the Company did pay a discretionary cash dividend on January 21, 2009 (Note 27<1>), the Company does not anticipate paying any recurring cash dividends in the foreseeable future. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period, which is generally a 1-4 year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.
<20>Leases
Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.
<21>Taxation
The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under SFAS 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change.
A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.
The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of December 31, 2007 and 2008, the Company did not have any material liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the years ended December 31, 2007 and 2008, the Company did not have any material interest and penalties associated with tax positions.
<22>Employee benefits
Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.
<23>Repurchase of shares
When the Company’s shares are retired, or repurchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of purchase price over par or stated value is allocated between additional paid-in capital and retained earnings.
For the year ended December 31, 2007, approximately 0.6 million of outstanding American Depositary Shares (“ADSs”) were repurchased for full retirement for a total consideration of RMB107.3 million. Additional paid-in capital and retained earnings were reduced by RMB45.6 million and RMB61.6 million, respectively. For the year ended December 31, 2008, approximately 2.0 million of outstanding ADSs were repurchased for full retirement for a total consideration of RMB244.6 million. Additional paid-in capital and retained earnings were reduced by RMB150.8 million and RMB93.6 million, respectively.
<24>Statutory reserves
In accordance with the regulations in the PRC and their respective articles of association, The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo, Jiu Jing (as foreign invested enterprises) and the Company’s domestic VIE subsidiaries (as domestic companies incorporated in the PRC) are required to make an appropriation of statutory reserve from retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded upon board resolution on the appropriations. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies.
In addition, at the discretion of the respective boards of directors: (1) The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo and Jiu Jing may allocate a portion of their after-tax profit to the enterprise expansion fund or staff welfare and bonus reserve, and (2) the above VIE subsidiaries may allocate a portion of their respective after-tax profits to discretionary surplus reserve. The use of staff welfare and bonus reserve is restricted to employee welfare benefits and is not available for distribution to equity owners except in liquidation. Appropriations to the staff welfare and bonus reserve are charged to income as general and administrative expense, and any unutilized balance is included in current liabilities.

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so.
In March 2006, RMB20,691,250 reserve fund has been made for C9I Shanghai upon board resolution.
In May 2008, the Board of Directors of C9I Beijing approved the appropriation of statutory reserves in a total amount of RMB3,836,475.
In June 2008, the Board of Directors of Shanghai Jiucheng Advertisement approved the appropriation of statutory reserves of RMB254,457.
In March 2009, the Board of Directors of Shanghai IT approved the appropriation of statutory reserves of RMB3,235,628.
As of December 31, 2008, the boards of directors of our PRC subsidiaries and VIE subsidiaries have not made resolution to make appropriations of after-tax profit for our PRC subsidiaries and VIE subsidiaries to statutory reserves. Had these resolutions been made for all the PRC subsidiaries and VIE subsidiaries as of December 31, 2008, a minimum of approximately RMB3.2 million would have been set aside for statutory reserves.
<25>Earnings per share
In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the ordinary shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preference shares and convertible loans (using the if-converted method).
However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. For 2008, we excluded 1,362,091 outstanding weighted average stock options and warrants (132,309 in 2006 and 684,395 in 2007) from the calculation of diluted earnings per common share because the exercise prices of these stock options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.
<26>Segment reporting
The Group conducts its business within one industry segment — the business of developing and operating online games and related services. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
<27>Comprehensive income
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

<28>Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo and Jiu Jing and the Company’s VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2<24>). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividends to the Company.
Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of advances, loans, or dividends to the parent as a result of the aforesaid PRC regulations and the Company’s organizational structure were RMB100.3 million and RMB140.0 million, 3.6% and 5.1% of total consolidated net assets, as of December 31, 2007 and 2008, respectively. However, the Group’s PRC subsidiaries and VIE subsidiaries may transfer such net assets to the Company or its shareholders by other means, including through management fees, trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.
<29>Business combination
The Group accounts for its business combinations using the purchase method of accounting in accordance with SFAS 141. This method requires that the acquisition cost be allocated to the assets, including separate identifiable intangible assets, and liabilities the Group acquired based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments were made or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.
<30>Fair value measurements
On January 1, 2008, the Group adopted the Statement of Financial Accounting Standards No. 157,“Fair Value Measurements,” (or SFAS 157) for financial assets and liabilities. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157,” the Company elected to defer the adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amount of the Company’s cash approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2008, the initial adoption of SFAS 157 had no effect on the consolidated results of operations and financial condition.
3. CONVENIENCE TRANSLATION
The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2008. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES
The Group is the primary beneficiary of four principal variable interest entities, Shanghai IT and its subsidiaries, Shanghai Advertisement and Shanghai Jiucheng Advertisement and GES.
Shanghai Advertisement’s operations, which generally relate to website advertisement, have been limited since incorporation. Shanghai Advertisement was liquidated in 2007. Shanghai Jiucheng Advertisement was incorporated in April 2007, and its operations also generally relate to website advertisement. Shanghai IT holds an Internet Content Provider license and other licenses for online game provision and collects revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. The registered capital of Shanghai IT and Shanghai Jiucheng Advertisement is RMB23 million and RMB20 million as of December 31, 2007 and 2008, respectively.
The Group conducts its business principally through C9I Shanghai, C9I Beijing, The9 Computer, Jiu Tuo and its VIE subsidiaries in the PRC. The Company is incorporated in the Cayman Islands and considered as a foreign entity under the PRC laws. Due to the restrictions on foreign ownership in the provision of online games, C9I Shanghai, C9I Beijing and The9 Computer, being wholly foreign owned entities, are dependent on the licenses held by Shanghai IT to conduct their online games business in the PRC. C9I Shanghai, C9I Beijing and The9 Computer have entered into contractual arrangements with Shanghai IT for use of its relevant licenses as set forth below.
Pursuant to various agreements entered into between certain companies in the Group and Shanghai IT, the Group has exclusive rights to benefit from their licenses and approvals and generally has control of Shanghai IT. In March 2004, The9 Computer restructured its agreements to further enhance its control over Shanghai IT. Details of certain key agreements with Shanghai IT are as follows:
Master Agreements. In June 2005, The9 Computer, C9I Shanghai and Shanghai IT entered into a master agreement in connection with operating the WoW game, a massively multiplayer online role-playing game, in China and providing services to customers jointly. Under the agreement, C9I Shanghai acted as the exclusive licensee of WoW in China and the technical service provider for the operation of WoW; The9 Computer acted as the technical service provider of Pass9, which is the membership management and payment system used in our online game operation; and Shanghai IT acted as the provider of a domain name and Internet content provider. The Company granted Shanghai IT the right to use a domain name for its operation and provision of Internet content in China for a license fee of RMB10,000 per year based on a Domain Name License Agreement. The parties shared the revenue generated by WoW in China pursuant to the revenue-sharing provisions set forth in the agreement, which are (i) Shanghai IT was entitled to the amounts being RMB 120,000 per year of the WoW revenue; (ii) The9 Computer was entitled to 5% of the residual WoW revenue after Shanghai IT shares the relevant revenue; and (iii) C9I Shanghai was entitled to the rest of the revenue after deducting the portions allocated to Shanghai IT and The9 Computer. Each party was then subject to sales tax at a rate of 5% and related surcharges on their respective revenue entitlements.

In February 2007 the Domain Name License Agreement terminated and The9 Computer, C9I Shanghai and Shanghai IT amended the Master Agreement for WoW to add China The9 Interactive (Beijing) (“C9I Beijing”) as a party to the Master Agreement, in May 2007. Pursuant to this amendment, the revenue-sharing arrangements were revised so that all revenue was recognized by Shanghai IT first, and revenue recognized by the other parties was based on fair-market value. Our license to operate WoW in China terminated on June 7, 2009.
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
Loan Agreement. During the years presented, The9 Computer loaned a total of RMB23 million to two of the shareholders of Shanghai IT, solely for the purpose of capitalizing Shanghai IT. Such loans will become due immediately when The9 Computer issues a written notice to the borrowers requiring repayment.
Equity Pledge Agreements. To secure the full performance of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Rights Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of The9 Computer under an equity pledge agreement. In the event of a breach of any term in the above agreements by either shareholder of Shanghai IT, The9 Computer will be entitled to enforce its pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.
GES was incorporated in June 2008 in Korea and is engaged in developing online games. The Group, through City Channel, invested US$1.5 million in preferred shares and acquired, on an as converted basis, a 19.9% equity interest in GES. The Group has a call option to purchase all the ordinary shares owned by the founders at a predetermined PE ratio between the 13th to 18th month after commercialization of the MMORPG developed by GES. The Group also has an exclusive worldwide license for the MMORPG for a predetermined period with predetermined license and royalty fees. As the Group is considered the primary beneficiary of GES, the financial positions and results of GES are consolidated in the financial statements of the Group. The minority interest, originally recorded at historical cost of founders’ investment of RMB0.7 million (US$0.1 million) was reduced to nil as of December 31, 2008 for the minority interests corresponding share in loss of RMB0.7 million (US$0.1 million) for the year then ended.

5. OTHER INCOME (EXPENSES), NET
During the years ended December 31, 2006, 2007 and 2008, the Group received financial subsidies from the local government amounting to RMB30,999,000, RMB21,127,000 and RMB15,778,000 (US$2,312,642), respectively.
During the years ended December 31, 2006, 2007 and 2008, the Group recognized foreign exchange losses due to the appreciation of RMB against USD, amounting to RMB2,480,729, RMB51,039,667 and RMB31,657,480 (US$4,640,158), respectively.
6. GOODWILL
In October 2003, the Company formed C9I in Hong Kong with China Interactive (Singapore) Pte. Ltd. (“China Interactive”), a Singapore online game company, to operate WoW, a massively multiplayer online role-playing game. The Company invested US$2.7 million in cash for 54% of the equity interest in the joint venture. China Interactive invested US$2.3 million in cash (US$2 million was contributed in February 2004, and US$0.3 million was contributed in April 2004) for a 46% interest in the joint venture. As the Company has a controlling financial interest in C9I, the Company has consolidated the results of the joint venture.
On February 3, 2004, Vivendi Universal Games granted C9I an exclusive license to localize and promote WoW in China. The license is non-assignable, non-sublicensable and non-transferable. Vivendi Universal Games retains ownership of all its intellectual property rights, including those relating to the localized WoW. The WoW game was commercially launched on June 7, 2005.
In March 2004, GameNow Hong Kong entered into a term sheet with China Interactive, the minority shareholder of C9I. Pursuant to the term sheet:
•	GameNow Hong Kong extended a loan of US$600,000 to China Interactive, effective immediately upon the signing of the term sheet.
•
China Interactive will be required to transfer 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong at the per share price equal to the aggregate invested amount per share, or approximately US$745,000 in total.

•	GameNow Hong Kong will be required to lend a further US$4,000,000 upon completion of the transfer of 14.9% of the total issued shares of C9I held by China Interactive to GameNow Hong Kong.
In December 2004, pursuant to the above-described term sheet:
•	GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$4.0 million was extended to China Interactive.
In January 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive, the minority shareholder of C9I. Pursuant to the share purchase agreement, GameNow Hong Kong purchased 14.9% of the equity interest in China Interactive for US$745,000 in cash. In April 2005, GameNow Hong Kong entered into a loan agreement with China Interactive. Pursuant to the agreement, an additional loan of US$6.0 million was extended to China Interactive.
In August 2005, GameNow Hong Kong entered into a share purchase agreement with China Interactive. Pursuant to the share purchase agreement, GameNow Hong Kong purchased the remaining 31.1% equity interest in C9I for US$40 million and increased its interest in C9I to 100%. In accordance with the share purchase agreement, the Company paid US$30 million in 2005 and US$10 million in 2006. In connection with this transaction, the Company recognized goodwill of RMB30,199,751 and intangible assets of RMB283,701,360, which was amortized over the remaining license period of approximately 4 years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 26, 2005
US$’000
Net working capital	(6,570)
Net fixed assets	6,807
Other non-current assets	523
Intangible assets	35,040
Goodwill	4,200

Consideration given	40,000

7. INVESTMENTS IN EQUITY INVESTEES
The Group’s investments in equity investees comprise direct investments in 9Webzen Hong Kong, a joint venture with Webzen Inc., a Korea based company, Object Software Limited (“Object Software”), an established game developer in China, Sunmi Rise Company Limited (“Sunmi Rise”), a start-up online game operator, Shanghai Institute of Visual Art of Fudan University (“SIVA”), a college in Shanghai, common shares of Ideas Corporation (“Ideas”), a Korean online game developer and G10 Entertainment Corporation (“G10”), an established Korean online game developer and operator. The Group accounted for the investments in 9Webzen Hong Kong, Object Software, Sunmi Rise and common shares in Ideas using the equity method of accounting (Note 7.1), and SIVA and G10 cost method of accounting (Note 7.2).

		December 31,	December 31,	December 31,
	Note	2007	2008	2008
		RMB	RMB	US$
				(Unaudited, Note3)

Investments accounted for under equity method:
9Webzen Hong Kong	7.1<1>	1,959,572	—	—
Object Software	7.1<2>	6,276,702	5,338,823	782,532
Sunmi Rise	7.1<3>	—	—	—
Ideas	7.1<4>	—	—	—
Investments accounted for under cost method:
SIVA	7.2	10,000,000	10,000,000	1,465,738
G10	7.2	—	276,303,706	40,498,894

Total		18,236,274	291,642,529	42,747,164

7.1 Investments accounted for under the equity method
The following sets forth the movements of the Group’s investments accounted for under the equity method.

	9Webzen	Object
	Hong Kong	Software	Sunmi Rise	Ideas
	<1>	<2>	<3>	<4>	Total

Balance at December 31, 2006 (RMB)	2,842,680	5,962,615	5,737,041	—	14,542,336

Share of (loss) income in equity investments	(883,108)	314,087	(5,109,661)	—	(5,678,682)

Impairment	—	—	(627,380)	—	(627,380)

Balance at December 31, 2007 (RMB)	1,959,572	6,276,702	—	—	8,236,274

Investments	—	—	—	10,631,317	10,631,317
Share of loss in equity investments, net of taxes	(57,317)	(937,879)	—	(1,245,939)	(2,241,135)

Impairment	(1,902,255)	—	—	(9,385,378)	(11,287,633)

Balance at December 31, 2008 (RMB)	—	5,338,823	—	—	5,338,823

Balance at December 31, 2008 (US$, unaudited, Note 3)	—	782,532	—	—	782,532

The Group records its investment in 9Webzen Hong Kong, Object Software, Sunmi Rise and Ideas (common shares only) on the balance sheet as “Investment in equity investees” and its share of profit or loss in 9Webzen Hong Kong, Object Software, Sunmi Rise and Ideas’ profit or loss as “Share of loss in equity investments, net of taxes” in the consolidated statements of operations and comprehensive income. The Company does not, nor is required to fund losses of the investees beyond the value of it’s initial investment.
<1> Investment in 9Webzen Hong Kong
In 2002, the Group and Webzen Inc. formed 9Webzen Limited (“9Webzen Hong Kong”). Prior to December 2005, the Group held 51% equity interest in 9Webzen Hong Kong. In December 2005, the Group sold 21% of 9Webzen Hong Kong to Webzen Inc. Therefore, since December 2005, the Group holds 30% equity interest in 9Webzen Hong Kong. 9Webzen Limited (Shanghai) (“9Webzen Shanghai”) was established in Shanghai by 9Webzen Hong Kong in January 2003. Both 9Webzen Hong Kong and 9Webzen Shanghai are principally engaged in the development and operation of the online game, MU, a massively multiplayer online role-playing game that allows multiple players to play at the same time and interact with each other. MU was developed by Webzen Inc., and 9Webzen Hong Kong has an exclusive license from Webzen Inc. to operate MU in the PRC. MU is operated in the PRC through 9Webzen Shanghai and was launched commercially in February 2003.

Summarized consolidated statement of operations information of 9Webzen Hong Kong is as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited, Note 3)

Net revenues	9,941,497	14,224,327	10,870,937	1,593,395

Gross (loss) profit	(4,696,730)	4,064,880	2,425,299	355,485

Net loss	(15,803,830)	(2,943,686)	(4,855,671)	(711,714)
The Group assessed the recoverability of its long term investment in 9Webzen Hong Kong, and recognized impairment provision amounting to RMB1.9 million in March 2008, representing the excess of the carrying value over the estimated fair value of the Company’s 30% interest in 9Webzen Hong Kong.
<2> Investment in Object Software
On April 16, 2004, the Group invested US$4.0 million, comprising US$1.0 million to shareholders of Object Software for existing shares and US$3.0 million to Object Software for the issuance of new ordinary shares, for a 20% equity interest in Object Software. The Group has the right to effectively participate in significant decisions that are expected to be made in the ordinary course of business of Object Software and has significant influence on but not control over Object Software’s operations. Therefore, the investment in Object Software is accounted for under the equity method of accounting.
Summarized consolidated balance sheet information of Object Software is as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited, Note 3)

Current assets	9,802,206	9,049,733	1,326,454
Non-current assets	4,446,547	4,230,172	620,033
Current liabilities	26,064,569	32,428,207	4,753,127
Shareholders’ deficits	(11,815,816)	(19,148,302)	(2,806,640)

Summarized consolidated statement of operations information of Object Software is as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited, Note 3)

Net revenues	13,528,478	27,562,610	30,936,040	4,534,414
Operating loss	(12,731,000)	(1,874,574)	(8,524,255)	(1,249,433)
Net (loss) income	(10,144,230)	1,535,076	(4,695,494)	(688,237)
<3> Investment in Sunmi Rise
The Group, through City Rise, invested US$1.0 million in Sunmi Rise in August 2006 for a 30% interest. Sunmi Rise has the exclusive license to operate the online causal dancing game Groove Party in Mainland China. The Group accounts for its 30% interest in Sunmi Rise under the equity method of accounting.
Summarized consolidated balance sheet information of Sunmi Rise is as follows:

	December 31, 2006	December 31, 2007
	RMB	RMB
	(Unaudited)	(Unaudited)

Current assets	5,261,126	4,455,386
Non-current assets	4,244,668	6,205,314
Current liabilities	8,983,693	27,245,560
Shareholders’ equity (deficits)	522,101	(16,584,860)
Summarized statement of operations information of Sunmi Rise is as follows:

	For the period from August 1,	For the year ended
	2006 to December 31, 2006	December 31, 2007
	RMB	RMB
	(Unaudited)	(Unaudited)
Net revenues	306,282	472,370
Operating loss	(8,340,733)	(16,961,741)
Net loss	(8,458,313)	(17,033,300)
The Group assessed the recoverability of its long term investment in Sunmi Rise, and recognized impairment provision amounting to RMB0.6 million in 2007, representing the excess of the carrying value over the estimated fair value of the Company’s 30% interest in Sunmi Rise.

<4> Investment in Ideas common shares
In January 2008, the Group, through Asian Success, purchased 245,783 common shares from the founders and the then key shareholders of Ideas and 245,783 Series A redeemable and convertible Preferred Shares for Ideas with a total consideration of US$3.4 million. The Group’s investment cost of $3.5 million (including transaction costs of $0.1 million) was allocated between the common shares with a value of US$1.5 million and preferred shares with a value of US$2.0 million.
The Group holds 17% of Ideas’ issued and outstanding common shares and 17% of preferred shares on an as converted basis. The Group accounts for its investment in common shares under the equity method of accounting and classifies the investment in preferred shares as an available-for-sale (“AFS”) investment, which is carried at fair value (Note 8<2>).
Summarized consolidated balance sheet information of Ideas as of December 31, 2008 is as follows:

	December 31, 2008	December 31, 2008
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)

Current assets	198,722	29,127
Non-current assets	1,909,130	279,829
Current liabilities	1,673,056	245,226
Shareholders’ equity	434,796	63,730
Summarized statement of operations information of Ideas for the period ended December 31, 2008 is as follows:

	For the period from January 15,	For the period from January 15,
	2008 to December 31, 2008	2008 to December 31, 2008
	RMB	US$
	(Unaudited)	(Unaudited, Note 3)

Net revenues	54,061	7,924
Operating loss	(6,847,473)	(1,003,660)
Net loss	(6,859,231)	(1,005,384)
The Group assessed the recoverability of its investments in Ideas in December 2008, which resulted in the recognition of a full impairment provision amounting to RMB24.0 million (US$3.5 million) for both the investment in common shares and preferred shares in Ideas, as the carrying amount of its investment in Ideas as of December 31, 2008 is not recoverable.
7.2 Investments accounted for under the cost method
In April 2007, the Group, through Shanghai IT, acquired a 1.5% stake in SIVA, a college in Shanghai, China, for a consideration of RMB10.0 million. The Group accounted for the RMB10.0 million using the cost method of accounting.
In April 2008, the Group, through China Crown Technology, invested US$38.3 million in the form of cash to subscribe 3,031,232 preferred shares issued by G10, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable, in accordance with EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities under SFAS No. 115. Accordingly, the Group accounted for the investment in G10 under cost method, with an amount of US$39.5 million (RMB276.3 million), including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and China Crown Technology, the purchase price will be reduced if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010, which would be accounted for as a reduction in the carrying value of the underlying investment at the time any such adjustment is determined to be necessary in accordance with the agreement. The Company performed an impairment assessment determining the investment not to be impaired as of December 31, 2008, based on a combination of internally developed income and market approach.

8. AVAILABLE-FOR-SALE INVESTMENTS
<1> Investment in IAH
The Group, through one of its subsidiaries, acquired 2,000,000 redeemable and convertible preferred shares of Infocomm Asia Holdings Pte Ltd. (“IAH”), a Singapore online game operator, in July 2006 for a consideration of US$2.0 million. The Group’s investment represents 11.4% of IAH’s equity interest, on an as converted basis. The Group is entitled to convert the preferred shares, at its option, to IAH’s ordinary shares. In addition, the Group has a right to require IAH to redeem the preferred shares after the 4th anniversary of the Group’s acquisition of the preferred shares.
In accordance with SFAS No. 115, the Group recorded the investment in IAH as an available-for-sale investment. As of December 31, 2007, the Company recorded the investment in IAH at fair value of RMB29.2 million (US$4.3 million), with RMB13.6 million (US$2.0 million) increase in fair value of the investment credited to other comprehensive income. As of December 31, 2008, the Company determined the fair value of IAH in accordance with SFAS No. 157 with no changes of fair value (Note 9).
<2> Investment in Ideas preferred shares
As stated in note 7.1<4>, in January 2008, the Group purchased 245,783 Series A Preferred Shares of Ideas and the allocated cost for these preferred shares was US$2.0 million. According to SFAS No.115, as the redeemable and convertible preferred shares are in the nature of debt securities, the Group recorded the investment in Ideas’ preferred shares as an available-for-sale investment.
The Group assessed the recoverability of its investments in Ideas in December 2008, and recognized a full impairment provision amounting to RMB9.4 million (US$1.4 million) and RMB14.6 million (US$2.1 million) for the investment in common shares and preferred shares in Ideas, respectively, since there was objective evidence that the investment was impaired and the estimated fair value of the investment in Ideas was nil as of December 31, 2008.
9. FAIR VALUE MEASUREMENTS
The Group adopted SFAS No.157 on January 1, 2008. SFAS No.157 defines fair value as the price that would be required to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under US GAAP, certain assets and liabilities must be measured at fair value, and SFAS No. 157 details the disclosures that are required for items measured at fair value.
The available-for-sale investments must be measured under SFAS No. 157. The Group does not have any financial liabilities which must be measured at fair value on a recurring basis. We measure our financial assets using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 inputs include unobservable inputs that reflect management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.
Assets Measured at Fair Value on a Recurring Basis

The following table presents the Group’s assets that are measured at fair value on a recurring basis at December 31, 2008:

Fair Value Measurements at Reporting Date
Using
Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
	RMB			RMB
Available-for-sale investments — IAH	29,218,400	—	—	29,218,400
The Group measures the fair value of our investment in IAH using a combination of the income approach and the market approach. The income approach included the use of a weighted average of multiple discounted cash flow scenarios of Ideas, which required the use of unobservable inputs, including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The market approach included using financial metrics and ratios of comparable public companies. The impairment charge was included in impairment losses on investments on the consolidated statements of operations and comprehensive income. The following table presents the changes in the Group’s assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements
	Using Significant Unobservable Inputs
	(Level 3)
	Available-for-sale investments
	RMB	US$
		(Unaudited, Note 3)
Beginning balance	29,218,400	4,282,653
Purchases	14,634,730	2,145,069
Transfers out of Level 3 due to impairment provision	(14,634,730)	(2,145,069)
Ending balance	29,218,400	4,282,653
The Group assessed the recoverability of its investments in Ideas in December 2008, and recognized full impairment loss in earnings amounting to RMB14.6 million (US$2.1 million) for the investment in preferred shares in Ideas which was classified as available-for-sale investments, which were the only gains and losses included in earnings for the year ended December 31, 2008 relating to the Group’s assets that were measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

10. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$
			(Unaudited, Note 3)

Office buildings	57,563,875	58,140,552	8,521,885
Computer and equipment	504,237,692	568,246,083	83,290,006
Leasehold improvements	5,287,322	5,394,067	790,629
Office furniture and fixtures	6,005,927	6,967,302	1,021,224
Motor vehicles	8,331,715	9,046,217	1,325,939
Software	10,684,451	12,705,711	1,862,325
Less: accumulated depreciation and amortization	(247,717,510)	(451,564,574)	(66,187,550)
Impairment provision	—	(8,901,264)	(1,304,692)

Net book value	344,393,472	200,034,094	29,319,766

Depreciation and amortization charges for the years ended December 31, 2006, 2007 and 2008 amounted to RMB76,158,886, RMB122,658,272 and RMB207,787,590 (US$30,456,224) respectively.
In April 2007, the Group purchased its office building, previously held under an operating lease, as a result of which leasehold improvements amounting to approximately RMB28.4 million were reclassified to office buildings.

In 2008, the Company recorded impairment provision of RMB8,901,264 (US$1,304,692) on equipment. Please refer to Note 13 for more details.

11. LAND USE RIGHT
Land use right represents the payment in 2007 for usage of the parcel of land where the office building is located. Land use right is recorded at cost, and is amortized over the remaining useful life of 44 years.
Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
			(Unaudited, Note 3)
Land use right	85,160,349	85,160,349	12,482,279
Less: accumulated amortization	(1,440,684)	(3,361,594)	(492,722)

Net book value	83,719,665	81,798,755	11,989,557

Amortization charge for the years ended December 31, 2007 and 2008 amounted to RMB1,440,684 and RMB1,920,910 (US$281,555) respectively.

12. INTANGIBLE ASSETS
Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$
			(Unaudited, Note 3)

Upfront licensing fees	230,962,573	251,963,176	36,931,209
Less: accumulated amortization	(32,015,053)	(49,691,505)	(7,283,474)
Impairment provision	(25,286,919)	(98,535,410)	(14,442,713)

	173,660,601	103,736,261	15,205,022
Intangible assets from business combination relating to C9I (Note 6)	283,701,360	283,701,360	41,583,197
Less: accumulated amortization	(180,097,825)	(251,307,820)	(36,835,151)

	103,603,535	32,393,540	4,748,045

Net book value	277,264,136	136,129,801	19,953,068

Amortization expense related to intangible assets was RMB90,286,523, RMB87,865,492 and RMB88,886,444 (US$13,028,427) for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal year is as follows:

	RMB	US$
		(Unaudited, Note 3)
2009	48,952,515	7,175,158
2010	23,069,321	3,381,359
2011	20,005,147	2,932,231
2012	13,796,530	2,022,210
2013	63,487	9,306

Total	105,887,000	15,520,264

The Company made impairment provision on intangible assets of RMB853,165, RMB18,704,416 and RMB73,248,491 (US$10,736,312) in 2006, 2007 and 2008, respectively, which was recorded in income statement under impairment of equipment and intangible assets. Please refer to Note 13 for more details.
13. IMPAIRMENT OF LONG-LIVED ASSETS
The WoW license was not renewed upon its expiration on June 7, 2009, which is a trigger event for long-lived assets impairment analysis. The Company determined its long-lived assets groups, which the Company considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The assets groups consist of the Company’s operating assets for respective games and entity-wide assets such as the Company’s office building and land-use-right. Estimates of future cash flows developed during the revision of the original budgets, as a result of the non-renewal of WoW license, lower than expected projected operating performance of GE as well as market acceptance of games that have not been commercially launched and taking into consideration expected future game operations indicated that the Company’s certain assets groups may not recover their carrying value. As a result of the Company’s impairment tests, no impairment has been recorded on the WoW asset group, including WoW related goodwill, intangible assets and property, equipment and software as of December 31, 2008. However, impairments were identified on GE asset group and certain assets groups of the respective games that the Company has not commercially launched and impairment charges were provided on corresponding intangible assets and equipment based on an internally developed income approach as follows:

(i)
Due to the weaker than expected operating performance of GE, impairment provisions on computer equipment and upfront license fees of RMB8.9 million (US$1.3 million) and RMB7.1 million (US$1.0 million), respectively, were recognized in 2008. A significant factor for our income approach is forecasting performance and revenue from the game. The Company continued to monitor the actual revenue performance versus forecast revenue since the most recent major contents update in April 2009. Due to the lower than expected market acceptance following the content updates, GE experienced significantly lower than expected user levels and revenue during the period from March to June 2009.

(ii)
The Company has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. Four of these games have experienced continuous deteriorating results during the first half 2009. Such information includes ceased operation in certain regions where games were commercially launched, delayed or unsuccessful commercial launch, and user number significantly below the expectation despite the launching of patches. The Company incorporated these results and experience into it continuous evaluation of the forecasted results of the respective games and taking into account the Company’s expected commercial launch and cash flows in the evaluation of impairment testing for the carrying value of upfront license fees. Based on the Company’s impairment test, impairment provisions on upfront licensing fees of RMB66.1 million (US$9.7 million) were recognized in 2008.

In 2007 and 2006, impairment provisions relating to upfront licensing fees are in the amounts of RMB0.9 million, RMB18.7 million. The RMB18.7 million impairment charge in 2007 represented impairment provision on prepaid license fee for the Guild Wars game which ceased operations in early 2008.
14. PREPAID ROYALTIES & DEFERRED COSTS
On February 3, 2004, VUG granted C9I an exclusive license to localize, promote and operate WoW in the PRC (Note 1). Pursuant to the license agreement, C9I shall pay royalties to VUG equal to 22% of the face value of prepaid cards and online points sold, 37.7% or 39% of the face value of CD-key and 47% of the face value of other functional cards.
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
For WoW and GE, royalties of each game paid to the above respective licensors of the games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points, and then ultimately recognized as costs in the consolidated statements of operations and comprehensive income based upon the actual usage of the game playing time by the customers or when the likelihood that the Group would provide further services to them is remote.

As of December 31, 2008, total prepaid royalties and deferred costs relating to WoW amounted to RMB132.0 million (US$19.3 million) and RMB53.7 million (US$7.9 million), respectively. As a result of the non-renewal of the WoW license, the Company recognized impairment of the prepaid royalties of RMB3.9 million (US$0.57 million) included in Cost of Services in the accompanying Consolidated Statements of operation and Comprehensive Income for the year ended December 31, 2008. The RMB53.7 million (US$7.9 million) deferred costs and RMB132.0 million (US$19.3 million) prepaid royalties relating to WoW as of December 31, 2008 will be recognized as cost of services in connection with the recognition of game revenue through the expiration of the WoW license on June 7, 2009.
For SUN, royalties, which is generally payable to the licensor upon players’ charging their accounts, are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points, and recognized as an account payable. Deferred cost is recognized as costs of services in the consolidated statements of operations and comprehensive income based upon the actual usage of the game points by end customers.
15. TAXATION
Cayman Islands and British Virgin Islands
Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2006, 2007 and 2008. Therefore, no Hong Kong profit tax has been provided for in the years presented.
The PRC
The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the People’s Republic of China (“CIT Law”) approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy 5-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years from 2008 to 2012 and the subsidiaries that hold a “High and New Technology Enterprise” qualification (“HNTE”) are subject to a 15% preferential EIT rate.

In September 2005, C9I Shanghai received approval from certain government authorities to be classified as a HNTE. This classification, subject to annual inspection, entitles C9I Shanghai to enjoy EIT exemption for the years ended December 31, 2005 and December 31, 2006 for which the Shanghai tax authorities have granted approval. The tax savings to C9I Shanghai from the EIT exemption for the year ended December 31, 2006 are as follows:

For year ended
December 31, 2006
RMB

Aggregate effect	120,330,643
In April 2007, C9I Beijing received approval from certain government authorities to be classified as a HNTE. This classification, subject to annual inspection, entitles C9I Beijing to enjoy an EIT exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE company is required to re-apply for this qualification according to the new implementation rules. In October 2008, C9I Beijing re-applied for the HNTE qualification and received approval which is dated December of 2008 from certain government authorities. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. Hence C9I Beijing can continue to enjoy the EIT exemption. Total tax savings to C9I Beijing from the EIT exemption are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
(Unaudited, Note 3)
Aggregate effect	52,602,187	124,974,022	18,317,922
In November 2008, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 onwards. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. Total tax savings to Shanghai IT in 2008 are as follows:

	For the year ended	For the year ended
	December 31, 2008	December 31, 2008
	RMB	US$
(Unaudited, Note 3)
Aggregate effect	1,976,984	289,774
Composition of income tax benefit (expense)
The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income are as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)

Current income tax expense	(616,896)	(38,352,387)	(13,453,655)	(1,971,954)
Deferred taxation	12,861,712	19,288,424	15,831,538	2,320,489
Change in valuation allowance	(9,575,053)	9,795,331	(50,306,416)	(7,373,604)

Income tax benefit (expense)	2,669,763	(9,268,632)	(47,928,533)	(7,025,069)

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008

Statutory EIT rate	33%	33%	25%
Effect of tax rates differential from statutory rate	1%	(1%)	24%
Change of valuation allowance	3%	(4%)	35%
Effect of tax holidays	(36%)	(19%)	(49%)
Enacted EIT rate change	—	(5%)	—
Others	(2%)	—	(2%)

Effective EIT rate	(1%)	4%	33%

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$
			(Unaudited, Note 3)

Temporary differences related to expenses and accruals	470,335	5,652,320	828,482
Temporary differences related to provision for advances to suppliers	—	1,884,524	276,222
Temporary differences related to provision for doubtful accounts	—	2,848,905	417,575
Temporary differences related to prepayment and other current assets	—	240,268	35,217
Tax loss carryforwards	4,830,845	—	—

Total current deferred tax assets	5,301,180	10,626,017	1,557,496
Less: Valuation allowance	(182,835)	(10,626,017)	(1,557,496)

Net current deferred tax assets	5,118,345	—	—

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	17,250,101	25,425,210	3,726,671
Temporary differences related to provision for prepayment for equipment	—	4,900,000	718,212
Tax loss carryforwards	18,104,459	15,536,051	2,277,179

Total non-current deferred tax assets	35,354,560	45,861,261	6,722,062
Less: Valuation allowance	(5,998,027)	(45,861,261)	(6,722,062)

Net non-current deferred tax assets	29,356,533	—	—

Total deferred tax assets	34,474,878	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
			(Unaudited, Note 3)
Balance at January 1	15,976,193	6,180,862	905,954
Increase in valuation allowance	3,193,583	50,306,416	7,373,604
Reversal of valuation allowance	(12,988,914)	—	—

Balance at December 31	6,180,862	56,487,278	8,279,558

For the year ended December 31, 2008, a valuation allowance of approximately RMB50.3 million (US$7.4 million) was provided, which includes:

(i) an amount of RMB22.7 million (US$3.3 million) provided on deferred tax assets that existed prior to the evaluation and recording of these impairment changes as a result of non-renewal of the WoW license (Note 1). This provision represented incremental income taxes expenses as a result of non-renewal of the WoW license in 2008; and

(ii) an amount of RMB27.6 million (US$4.1 million) representing a full impairment provision on deferred tax assets arising from the recording of these impairment charges and adjustment on depreciation of WoW related equipment as a result of non-renewal of the WoW license (Note 1).

Accordingly, valuation allowance on deferred tax assets amounted to RMB56.5 million (US$8.3 million), which reduced the net book value of deferred tax assets as of December 31, 2008 to nil. With the loss of expected future taxable income as a result of the non-renewal of WoW license, it is more likely than not that deferred tax assets, if any, as of December 31, 2008, will not be realized.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Pursuant to APB Opinion No.23, “Accounting for Income Taxes—Special Areas,” a deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries and VIEs in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries and VIEs have been provided as of December 31, 2008.
16. ADVANCES TO SUPPLIERS AND PREPAYEMENT FOR EQUIPMENT

As of December 31, 2008, the Company provided a full provision for prepayments to a vendor, whom had been the Company’s primary supplier of computer servers and related computer equipment, in connection with its purchase of certain fixed assets in the amount of RMB54.9 million (US$8.0 million), including an amount of RMB46.5 million (US$6.8 million) originally recorded as prepayments for equipment and an amount of RMB8.4 million (US$1.2 million) originally recorded as advances to suppliers. With the non-renewal of WoW license, the Company evaluated a number of factors, including the status of production of the assets underlying the advance prepayments, ability to recover the value of the advances through the possible sale of the fixed assets upon the completion of production, the ability to utilize the servers upon completion of production, as well as the ability to recover the amounts advanced to the vendor and as a result of such assessment, concluded that a full provision in connection with such advances and prepayments was necessary. The provision is recorded as general and administrative expenses.

17. OTHER PAYABLES AND ACCRUALS
Other payables and accruals are as follows:

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$
			(Unaudited, Note 3)
Staff cost related payables	21,689,586	37,325,822	5,470,988
Professional services	12,633,520	18,574,137	2,722,483
R&D services	2,695,366	2,665,366	390,673
Marketing and promotion	4,306,173	3,777,890	553,740
Others	7,026,575	7,080,321	1,037,790

	48,351,220	69,423,536	10,175,674

18. SHARE REPURCHASE PROGRAM
In November 2007, the Company’s Board approved a share buy-back of up to US$50 million of its ADSs, each of which represents one ordinary share. That share repurchase program ended on June 23, 2008. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$39.3 million (approximately RMB285.5 million including transaction costs), and repurchased approximately 1.8 million of its ADSs, which were retired by the Company.
In September 2008, the Company’s Board approved another buy-back of up to US$50 million of its ADSs. Under this share repurchase program, as of December 31, 2008, the Company had spent an aggregate purchase consideration of approximately US$9.7 million (approximately RMB66.4 million including transaction costs), and had repurchased approximately 0.8 million of ADSs, which were retired by the Company. This share repurchase program will end on September 12, 2009.
19. INVESTMENT BY EA
In May 2007, EA International (Studio and Publishing) Ltd. (“EA”) made an equity investment in the Company to subscribe and purchase the Company’s ordinary shares for an aggregate purchase price of US$167 million. Proceeds amounting to US$164 million, net of transaction costs of US$3.0 million, were recorded into ordinary share capital of RMB0.3 million and additional paid-in capital of RMB1,252 million. Immediately after the investment by EA and before the effect of share repurchase as discussed in Note 18, EA owned approximately 15% of the ordinary shares of the Company.
20. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB10,910,018, RMB17,729,141 and RMB25,846,247 (US$3,788,384) for the years ended December 31, 2006, 2007 and 2008, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

21. SHARE-BASED COMPENSATION
21.1 Stock options granted by the Company
On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”) that provides for the issuance of up to 1,345,430 ordinary shares. The share option plan has a term of 5 years unless terminated earlier by shareholders and the Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company, its subsidiaries and affiliated companies share options to subscribe for shares.
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
On March 6, 2007 and May 31, 2007, the Company granted options to certain of our employees and directors under the 2004 Option Plan to purchase 187,500 and 1,010,000 of its ordinary shares at the exercise price of US$30.90 and US$38.54 per share, respectively. Those options granted on March 6, 2007 can be exercised no later than March 6, 2012 and those options granted on May 31, 2007 can be exercised no later than May 31, 2012 respectively. The options granted in 2007 will vest over 2 to 3 years.
On November 17, 2008, the Company granted options to certain of our employees and directors under the 2004 Option Plan that may be converted to 205,000 ordinary shares at the exercise price of US$12.04 per share, the market price on the date of grant. Those options can be exercised no later than November 17, 2013. The options granted in 2008 will vest over 3 years.
In November 2008, the Company increased the ordinary shares reserved in the 2004 Option Plan to 4,449,614 shares.

The following table summarizes the Company’s share option activities with its employees and directors:

				Weighted-Average
				Remaining
	For the year ended	Weighted-Average		Contractual Term	Aggregate
	December 31, 2008	Exercise Price		(years)	Intrinsic value

Outstanding at January 1, 2008	1,634,703	US$	31.73
Granted	205,000	US$	12.04
Exercised	(72,583)	US$	17.46
Forfeited	(136,797)	US$	23.63

Outstanding at December 31, 2008	1,630,323	US$	30.57	3.1	$262,400

Vested and expected to vest at December 31, 2008	1,605,590	US$	30.78	3.1	$238,841

Exercisable at December 31, 2008	995,600	US$	29.47	2.7	$87,467

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options.
The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was RMB56.3 million, RMB5.0 million and nil as of December 31, 2006, 2007 and 2008, respectively. The intrinsic value as of December 31, 2008 is calculated as the difference between the market value at December 31, 2008 and the exercise price of the shares.
The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was US$7.78, US$17.08 and US$4.46, respectively. The fair value of the share options, under SFAS 123R, were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield.

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008

Risk-free interest rate	4.55%	4.52%-4.88%	1.53%
Expected life (years)	2.71	2.42-3.33	2.90
Expected dividend yield	—	—	—
Volatility	55%	50%	54%

Fair value of options at grant date	US$7.78	US$11.71-US$18.15	US$4.46
A summary of the status of the Company’s non-vested shares as of December 31, 2008, and changes during the year ended December 31, 2008, are presented below:

		Weighted-Average
Non-vested Shares	Number of shares	Grant-Date Fair Value

Non-vested at January 1, 2008	1,219,924	US$	16.73
Granted	205,000	US$	4.46
Vested	(732,349)	US$	15.47
Forfeited	(57,852)	US$	10.57

Non-vested at December 31,2008	634,723	US$	14.77

For the years ended December 31, 2006, 2007 and 2008, the Company recorded share-based compensation of RMB17,739,543, RMB46,728,166 and RMB49,814,724 (US$7,301,535) for options granted to the Company’s employees and directors under SFAS 123R.
As of December 31, 2008, there was approximately RMB62.9 million (US$9.2 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.47 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
21.2 Equity warrants granted to Incsight Limited (“Incsight”)
Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun, the Chairman of the Board and Chief Executive Officer of the Company. On November 17, 2008, as approved by the Board of Directors, the Company granted equity warrants to Incsight to purchase 552,196 ordinary shares. The Board considered the grant of equity warrants as an incentive to retain Mr. Zhu Jun’s services with the Group, and the Board further noted that Mr. Zhu Jun and the Group agreed that the equity warrants would be forfeited in the event that Mr. Zhu’s services with the Group is terminated voluntarily or involuntarily any time after grant and before vest. The exercise price of the equity warrants is US$12.04 per share, the market price on the date of grant. The equity warrants will vest over 1 year, commencing from November 17, 2008 and are exercisable no later than November 16, 2011.
As of December 31, 2008, 552,196 equity warrants were outstanding and expected to vest, with an intrinsic value of US$706,811. These equity warrants will vest at the end of every quarter ending after November 17, 2008, with 138,049 equity warrants vesting each quarter. Therefore none of the equity warrants were exercisable as of December 31, 2008.
The fair value of the equity warrants granted was US$3.68, which was measured on the grant date under SFAS123R, based on the Black-Scholes pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield.

Risk-free interest rate	1.22%
Expected life (years)	1.81
Expected dividend yield	—
Volatility	57%
Fair value of an equity warrant at grant date	US$3.68
For the year ended December 31, 2008, the Company recorded share-based compensation of RMB1,733,843 (US$254,136) for equity warrants granted under SFAS 123R.
As of December 31, 2008, there was approximately RMB12.2 million (US$1.8 million) of unrecognized compensation cost related to non-vested equity warrants. This cost is expected to be recognized over a weighted-average period of 0.88 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeiture, which is estimated to be nil as of December 31, 2008.
21.3 Stock option granted by The9 Development Center Limited (“TDC”)
In September 2008, TDC, a wholly owned subsidiary of the Group, approved its 2008 Stock Option Plan (“TDC Option Plan”) that provides for the issuance of up to 30,000 ordinary shares. The share option plan has a term of 8 years unless terminated earlier by its shareholders and Board of Directors. On October 1, 2008, TDC granted 18,961,000 options to Mr. Zhu Jun, director and certain employees of TDC to purchase 18,961 ordinary shares of TDC, Those options will vest over 4 years commencing from January 1, 2008. The exercise price of the options is HK$0.1 per option. The options will expire on December 31, 2015.

The following table summarizes the TDC’s share option activities with Mr. Zhu Jun and TDC employees:

				Weighted-Average
		Weighted-Average		Remaining
	For the year ended	Exercise		Contractual Term	Aggregate
	December 31, 2008	Price per option		(years)	Intrinsic value

Outstanding at January 1, 2008	—		—
Granted	18,961,000	HK$	0.10

Outstanding at December 31, 2008	18,961,000	HK$	0.10	7.0	RMB	331,943

Vested and expected to vest at December 31, 2008	18,351,619	HK$	0.10	7.0	RMB	321,275

Exercisable at December 31, 2008	4,740,250	HK$	0.10	7.0	RMB	82,986

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2008 is calculated as the difference between the estimated fair value at December 31, 2008 and the exercise price of the shares.
The fair value of options granted was RMB0.11. The fair value of the share options under SFAS 123R were measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. Fair value of options was valued as at the grant date by an independent appraiser.

Risk-free interest rate	3.75%
Expected life (years)	5.00
Expected dividend yield	—
Volatility	53%

Fair value of option at grant date	RMB0.11
A summary of the status of TDC’s non-vested share option as of December 31, 2008, and changes during the year ended December 31, 2008, are presented below:

		Weighted-Average
		Grant-Date Fair Value per
Non-vested Shares	Number of shares	option

Granted	18,961,000	RMB	0.11
Vested	(4,740,250)	RMB	0.11

Non-vested at December 31,2008	14,220,750	RMB	0.11

For the year ended December 31, 2008, TDC recorded share-based compensation of RMB501,029 (US$73,438) for options granted under SFAS 123R.
As of December 31, 2008, there was approximately RMB1.4 million (US$0.2 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to TDC employees. This cost is expected to be recognized over 3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Subsequent to employee stock option exercises, the Company has no obligation to repurchase such shares, nor does the Company have any intention or history of making such share purchases. As a result, the Company accounts for stock option grants as an equity classified award.

22. RELATED PARTY TRANSACTIONS AND BALANCES
During the years presented, the Group entered into various related party transactions as follows:
(a) The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a master agreement in connection with operating MU in China and providing services to customers jointly. Under the agreement, The9 Computer acts as the technical service provider of Pass9, which is the membership management and payment system used in online game operation; 9Webzen Shanghai acts as the exclusive licensee of MU in China and the technical service provider for the operation of MU; and Shanghai IT acts as the provider of a domain name and Internet content. The parties share the revenue generated by MU in China pursuant to the revenue-sharing provisions set forth in the agreement. In October 2006, The9 Computer, 9Webzen Shanghai and Shanghai IT have entered into a supplementary agreement. Under the supplementary agreement, The9 Computer has ceased being the technical service provider of Pass9 for 9Webzen and has not shared in the revenue generated from the operation of MU since October 1, 2006.
(b) In 2006, the Group purchased some equipments and vehicles from 9Webzen Shanghai.
(c) In connection with the investment in Game First International Corporation (“GFD”), Spring Asia, as a 30% shareholder, was to provide a 12-month interest-free loan in the amount of US$1.5 million to GFD, and Spring Asia is entitled to 1% of the WoW-related revenue of GFD as technical support fees. Spring Asia has extended a US$1.5 million shareholder loan to GFD as of December 31, 2005 and recognized revenue of RMB1,721,816 in relation to the 1% technical support fees in 2006.

In December 2006, the Group entered into an agreement with a third party to sell 100% of its interest in Spring Asia, which mainly includes US$1.5 million equity investment in GFD and US$1.5 million receivable from GFD for a total consideration of US$6,965,825. US$1 million was received in December 2006 and US$5 million was received in 2007. As of December 31, 2007, the Company’s outstanding receivable from the third party amounted to US$1 million (RMB7 million, including RMB1.4 million recorded under accounts receivable and RMB5.6 million recorded under prepayments and other current assets). The Company assessed the impact of the non-renewal of the WoW license on its ongoing relationship with GFD and resulting collectability of this receivable and concluded collection to be unlikely resulting in the recording of impairment charge in the amount of RMB7 million (US$1 million) recorded in General and Administrative expenses for the year ended December 31, 2008 in the accompanying Consolidated Statements of Operations and Comprehensive Income.

(d) In November 2008, the Company granted equity warrants to Incsight to purchase 552,196 ordinary shares. Incsight is a company wholly owned by Mr. Zhu Jun, the Chairman of the Board and Chief Executive Officer of the Company.
Significant outstanding amounts due (to) from related parties as of December 31, 2007 and 2008 were as follows:

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
			(Unaudited, Note 3)

Amounts due (to) from 9Webzen Hong Kong and 9Webzen Shanghai	(77,052)	637,708	93,471

Significant related party transactions for the years ended December 31, 2006, 2007, and 2008 were as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)

Share revenue from 9Webzen	1,078,202	782,340	714,761	104,765

Game technical support fee income from GFD	1,721,816	—	—	—
Equipment and vehicles purchased from 9Webzen Shanghai	989,411	—	—	—
23. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS 128 as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
				(Unaudited, Note 3)
Numerator:

Net income	312,477,048	240,891,954	96,836,036	14,193,629

Denominator:

Denominator for basic earnings per share — weighted-average shares outstanding	24,456,507	27,406,263	27,664,687	27,664,687

Dilutive effect of share options	109,440	234,363	39,514	39,514

Denominator for diluted earnings per share	24,565,947	27,640,626	27,704,201	27,704,201

Earnings per share
- Basic	12.78	8.79	3.50	0.51

- Diluted	12.72	8.72	3.50	0.51

24. CERTAIN RISKS AND CONCENTRATION
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and prepayments and other current assets. As of December 31, 2007 and 2008, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.
In the year ended December 31, 2008, total revenue from WoW operations of RMB1,652,426,904 (US$242,202,551) , including online game services and WoW-related product sales, represented approximately 91% of total revenues. In the year ended December 31, 2007, total revenue from WoW operations of RMB1,243,630,836, including online game services and WoW-related product sales, represented approximately 92% of total revenues. In the year ended December 31, 2006, total revenue from WoW operations of RMB1,028,989,688, including online game services and WoW-related product sales, represented approximately 99% of total revenues. WOW license was not renewed upon its expiration on June 7, 2009, as discussed in Note 1.

25. COMMITMENTS AND CONTINGENCIES
25.1 Operating lease commitments
The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2008 are as follows:

	RMB	US$
		(Unaudited, Note 3)

2009	38,556,940	5,651,439
2010	3,616,063	530,020
2011	1,703,816	249,735

	43,876,819	6,431,194

These amounts included RMB1.8 million (US$0.3 million) which was cancelled due to non-renewal of WoW license in year 2009, our payment obligation in future will decrease RMB1.4 million (US$0.2 million), deducted expense of contract termination amount to RMB0.4 million (US$0.06 million).
Total rental expenses amounted to RMB61,457,636, RMB85,323,798 and RMB94,560,638 (US$13,860,116) for the years ended December 31, 2006, 2007 and 2008, respectively.
25.2 Other contractual obligations
As of December 31, 2008, the guaranteed minimum royalty fees the Group was committed to pay within the next two years under the license agreements for the games which have been launched were US$4,928,716.
The Group committed to incur marketing expenses on WOW amounting to 5% of WOW’s gross sales for the period from January 1, 2007 to June 6 2009. The Group has also committed to make upgrades to certain hardware and servers to support the launch of Wrath of the Lich King. The WoW license was not renewed after expiration of the license on June 7, 2009. Wrath of Lich King was not launched before the expiration of license.

25.3 Contingencies
PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain shareholders of the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.
On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Group to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. As a result, management considers that the criteria set forth under FASB Statement No. 5, “Accounting for Contingencies” to record an accrual for this litigation is met. On top of the RMB1.2 million accrued as of December 31, 2007, the Group further accrued RMB4.6 million (US$0.7 million) for compensation and legal fees relating to this litigation during the year ended December 31, 2008 pursuant to the Group’s estimate, which was based on advice from its external legal counsel. Therefore as of December 31, 2008, the Group had accrued RMB5.8 million (US$0.9 million) for this litigation. The amount of compensation and legal fees is subject to the final result of the litigation, which is still in process.
26. Recent accounting pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No.157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. The statement was effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is for fiscal years beginning after November 15, 2008. The Group adopted SFAS No. 157 in the fiscal first quarter of 2008, the impact of which is discussed in Note 9.

In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The Company expects no material impact from FSP 157-2 on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No.159), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 was effective for fiscal year 2008 and the Group adopted it in the fiscal first quarter of 2008. The adoption of SFAS No. 159 did not have a material impact on the Group’s results of operations, cash flows or financial position.
In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. The Company believes there will be no material impact on its financial statements upon adoption of this standard.
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (SFAS 157) should be applied when valuing securities in markets that are not active. FSP 157-3 was effective for fiscal year 2008 and the Company adopted it in the fiscal third quarter of 2008. The adoption of FSP 157-3 did not have a material impact on the Group’s results of operations, cash flows or financial position.
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosure about transferors’ continuing involvements with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosure about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the Group’s financial statements for the year ending December 31, 2008 and are included in Note 4 to the Consolidated Financial Statements. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact the Company’s results of operations, cash flows or financial position.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year after December 15, 2008. The Company is currently evaluating the impact that SFAS No. 141(R) will have on the financial statements.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No.160). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest to be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 Gains for subsidiaries be recorded in equity and SAB 51 Gains for equity affiliates be recorded in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact that SFAS No. 160 will have on the financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for the Company’s financial statements for the year beginning on January 1, 2009. The adoption of SFAS 161 is not expected to have a material impact on the Group’s results of operations, cash flows or financial position.
In April 2008, the FASB issued FASB Staff Positions (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for the Company’s financial statements for the year beginning on January 1, 2009. The Company is currently evaluating the impact that FSP FAS 142-3 will have on the financial statements.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP 03-6-1). FSP 03-6-1 defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, “Earnings per Share.” FSP 03-6-1 is effective for the Company’s financial statements for the year beginning on January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The adoption of FSP 03-6-1 is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which carries forward the general requirements in FAS 141 for acquired contingencies without significant revision. Accordingly, under the FSP, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. Otherwise, companies would typically account for those acquired contingencies using existing guidance. Contingent consideration arrangements of an acquiree assumed by the acquirer as part of a business combination will be accounted for as contingent consideration by the acquirer. For calendar year-end companies, the guidance is effective as of the start of the first quarter of 2009. The Company is currently evaluating the impact that SFAS No. 141(R) will have on the financial statements.
On April 9, 2009, the FASB issued three final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The FSPs are effective for interim and annual periods ending after June 15, 2009, but entities may early adopt the FSPs for the interim and annual periods ending after March 15, 2009. The Company is currently evaluating the impact that those FSPs will have on the financial statements.

On May 28, 2009, the FASB issued FASB Statement No. 165, Subsequent Events. This Statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. In particular, this Statement sets forth: The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact that SFAS No. 165 will have on the financial statements.
On June 12, 2009 the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets, and FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). Statement 166 is a revision to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement clarifies that the objective of paragraph 9 of Statement 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and a company’s continuing involvement in transferred financial assets. Statement 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. Interpretation 46(R) is amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Statement 167 will require a company to provide additional disclosures about its involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how its involvement with a variable interest entity affects the company’s financial statements. Both Statements 166 and 167 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The Company is currently evaluating the impact that SFAS No. 166 and SFAS No. 167 will have on the financial statements.
27. SUBSEQUENT EVENTS
<1>Special and Non-recurring Cash Dividends
On January 21, 2009, the Company declared a special and non-recurring cash dividend of US$29.4 million, or US$1.11 per share. On February 5, 2009, the Company paid this cash dividend of US$29.4 million. This dividend was paid from profits earned prior to December 31, 2007.
<2>Shareholder rights plan
On January 8, 2009, the Company adopted a shareholder rights plan. The shareholder rights plan is designed to protect the best interests of the Company and its shareholders by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar hostile transaction. The shareholder rights plan was amended on March 9, 2009.
Pursuant to the terms of the shareholder rights plan, as amended, one right was distributed with respect to each ordinary share of the Company outstanding at the close of business on January 22, 2009. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of the Company’s voting securities (including by acquisition of the Company’s ADSs representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, the rights plan entitles shareholders other than the Acquiring Person to purchase, for an exercise price of US$19.50, a number of shares with a value twice that of the exercise price. The number of shares each such shareholder will be entitled to purchase is equal to the product of (i) the number of shares then owned by such shareholder and (ii) two times the exercise price divided by the then current market price per share. The rights plan will continue in effect until January 8, 2019, unless the plan is terminated by the Company or the rights are redeemed by the Company before the plan expires.

<3> Investment in a joint venture
In April 2009, we entered into an agreement with a Chinese entity to set up a joint venture for the purpose of developing, operating and selling games. Pursuant to the agreement, we and our joint venture partner will invest RMB24.5 million (US$3.6 million) and RMB25.5 million (US$3.7 million) in exchange for 49% and 51% equity interests in the joint venture, respectively.
<4> Expiration of WoW license
The WoW license expired on June 7, 2009 and not renewed after expiration.

Goodwill of RMB30.2 million (US$4.4 million) as of December 31, 2008 will be fully provided for impairment in 2009. Goodwill was deemed recoverable as of December 31, 2008, based on our impairment test that includes the operating cash flow generated from WoW during the period from January 1 to June 6, 2009; but no longer recoverable following the expiration of the WoW license on June 7, 2009, where there is no longer operating cashflow from WoW.

Subsequent to December 31, 2008, the Company continued to make prepayment of royalties for WoW. As a result of non-renewal of the WoW license, the Company recognized the impairment of RMB104 million (US$15.2 million) in 2009 for these prepayment of royalties that have been paid in 2009 but not been consumed upon the expiration of WoW license on June 7, 2009.

In May 2009, the Group announced a refund plan in connection with unactivated WoW game point cards, which the Company recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from the Group before September 7, 2009. In connection with the refunds of the unactivated points cards, as well as the potential refund of the activated but unconsumed point cards, the maximum cost to the Company is approximately RMB28 million (US$4.1 million) in the settlement with end users for these point cards sold subsequent to January 1, 2009 but not consumed as of WoW license expiration on June 7, 2009. This additional cost were recorded as a reduction in earnings in 2009 to reflect the additional cost to the Company as a result of difference of the face value of the point cards from the net proceeds the Company received in the sales of these point cards.

<5> Share repurchase programs
On September 12, 2008, we announced that our board of directors authorized a buy-back of up to US$50.0 million of our ADSs. As of June 25, 2009, we had spent an aggregate of approximately US$32.7 million (including transaction costs of US$0.05 million), and had repurchased approximately 2.5 million of our outstanding ADSs.

<6> Convertible loan in IAH

In April 2009, the Company entered into a convertible loan agreement with IAH. Under the agreement, IAH issued a US$1.0 million convertible loan to the Company, which bears an interest of 3% per annum. The Company can, at its discretion, to either repay the loan upon maturity of 12 months or 24 months since issuance or convert them into in ordinary shares of IAH at a fixed price.

EXHIBIT INDEX

Exhibit Number		Document
1.1	*	Amended and Restated Memorandum and Articles of Association of The9 Limited

8.1	*	Subsidiaries of The9 Limited

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of PRC Counsel

15.3	*	Consent of PricewaterhouseCoopers

*	Filed with this Form 20-F.