Form 20-F
period 2009-12-31
The9 LTD
filed 2010-04-16
CIK 1296774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,512,745 ordinary shares, par value US$0.01 per share as of December 31, 2009.
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

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
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
In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also includes our affiliated PRC entities, (2) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (3) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (4) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (6) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, and consolidated balance sheet data as of December 31, 2008 and 2009.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2005 and December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)

Consolidated Statement of Operation Data:
Revenues	489,191	1,038,328	1,350,129	1,806,130	802,629	117,586
Sales taxes	(24,164)	(52,502)	(70,522)	(94,639)	(42,113)	(6,170)
Net revenues	465,027	985,826	1,279,607	1,711,491	760,516	111,416
Cost of services	(240,416)	(524,032)	(700,047)	(997,949)	(712,473)	(104,378)
Gross profit	224,611	461,794	579,560	713,542	48,043	7,038
Operating expenses	(164,898)	(191,639)	(343,695)	(578,993)	(530,884)	(77,775)
Profit (loss) from operations	59,713	270,155	235,865	134,549	(482,841)	(70,737)
Interest income, net	10,022	9,136	50,656	56,691	30,501	4,468
Other income (expense), net	14,467	28,417	(30,054)	(18,967)	61,840	9,060
Income (loss) before income taxes, gain on investment disposal, impairment loss on investments and share of loss in equity investments	84,202	307,708	256,467	172,273	(390,500)	(57,209)
Income tax (expense) benefit	(168)	2,670	(9,269)	(47,929)	5,536	811
Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments	84,034	310,378	247,198	124,344	(384,964)	(56,398)
Gain on investment disposal	6,716	23,409	—	—	—	—
Impairment loss on investments	—	(20,402)	(627)	(25,922)	(22,412)	(3,283)
Share of loss in equity investments, net of taxes	(13,737)	(908)	(5,679)	(2,241)	(2,556)	(374)
Net income (loss)	77,013	312,477	240,892	96,181	(409,932)	(60,055)
Net income (loss) attributable to noncontrolling interest(2)	4,541	—	—	(655)	(4,780)	(700)
Net income (loss) attributable to holders of ordinary shares	72,472	312,477	240,892	96,836	(405,152)	(59,355)
Net income (loss) attributable to holders of ordinary shares per share
– Basic	3.00	12.78	8.79	3.50	(15.94)	(2.34)
– Diluted	2.92	12.72	8.72	3.50	(15.94)	(2.34)
Net income (loss) attributable to holders of ordinary shares per ADS(3)
– Basic	3.00	12.78	8.79	3.50	(15.94)	(2.34)
– Diluted	2.92	12.72	8.72	3.50	(15.94)	(2.34)

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)

Consolidated Balance Sheet Data:
Cash and cash equivalents	488,245	937,846	2,215,282	2,152,586	1,675,081	245,401
Non-current assets	602,744	537,492	831,342	769,023	522,161	76,497
Total assets	1,213,735	1,624,585	3,246,101	3,263,009	2,324,958	340,608
Total current liabilities	271,750	288,427	440,011	543,767	311,508	45,636
Total equity	941,985	1,336,158	2,806,090	2,719,242	2,013,450	294,972
Total liabilities and equity	1,213,735	1,624,585	3,246,101	3,263,009	2,324,958	340,608

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.8259 to US$1.00. See “— Exchange Rate Information.”

(2)	We adopted authoritative guidance regarding accounting for noncontrolling interests on January 1, 2009, retrospectively.

(3)	Each ADS represents one ordinary share.
Our license to operate World of Warcraft, or WoW, in China through cooperation with Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”, formerly known as Shanghai Jiucheng Information Technology Co. Ltd.), our affiliated entity, was not renewed upon its expiration on June 7, 2009. See “Item 5. Operating and Financial Review and Prospects — A. Overview — Recent Impairment Provisions Related to the Non-renewal of the WoW License” below.
Exchange Rate Information
Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2009 at US$1.00: RMB6.8259, which was the noon buying rate in effect as of December 31, 2009. The prevailing rate on April 9, 2010 was US$1.00: RMB6.8229. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 9, 2010)	6.8229	6.8250	6.8263	6.8229

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
We rely heavily on our relationships with online game developers that have licensed games to us, such as our relationship with Blizzard Entertainment, Inc. which permitted our subsidiary, China The9 Interactive Limited (“C9I”), to operate World of Warcraft, or WoW, in China through cooperation with Shanghai IT, our affiliated entity before June 2009. Our agreement with Blizzard Entertainment, Inc., which expired on June 7, 2009, accounted for approximately 91% of our total revenue in 2008 and approximately 88% of our total revenues in 2009. We also rely on our relationships with, among others, game licensors such as EA Swiss Sàrl, Webzen, Inc., G10 Entertainment Corp., Hanbitsoft Inc., Ndoors Corporation and USERJOY Technology Co., Ltd. Our license agreement with Webzen, Inc. to operate Soul of the Ultimate Nation, or SUN, will expire on May 24, 2010. Our license agreement with Hanbitsoft Inc. and IMC Games Co., Ltd. to operate Granado Espada, or GE, will expire on November 22, 2010. In order for our business strategy to be successful in the near term, we will need to license new online games, as well as develop proprietary games, that are attractive to users. Our results of operations and profitability will be materially impacted if we are unable to license new online games in the future. In addition, if we are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us, or should any of these game licensors either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or otherwise, our operating results and our business would be harmed because our business depends significantly upon our exclusive licenses to operate online games in China. We cannot assure you that any of our online game licensors will renew their license agreements with us, or grant us an exclusive license for any new online games that they may develop or make expansion packs for existing games available to us in the future. Any deterioration in our relationships with our online game licensors could harm our future results of operations or the growth of our business.

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
There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Tencent Inc., Changyou.com Limited and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability.

We are subject to securities class action lawsuits alleging that we and certain of our directors and officers disseminated or approved materially false and misleading statements and failed to disclose that we might not be able to renew the license of WoW. If the class action lawsuits are successful, they may have an adverse effect on our financial condition and operating results.
On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against us, in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. As of the date of the filing of this annual report, we plan on filing a motion to dismiss the consolidated complaint, which is currently due on May 3, 2010. The plaintiffs must file their opposition to the motion to dismiss no later than June 17, 2010. We plan on filing a reply to their opposition, which will be due 30 days from the service of their response.
We believe that the plaintiffs’ allegations have no merit and we intend to vigorously defend against the lawsuits. However, defending these lawsuits could be time-consuming and costly and could divert the attention of our senior management. We cannot predict the result of the lawsuit. An unfavorable resolution of these lawsuits or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our ADSs.
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
The recent global recession and the challenges the Chinese economy faces as a result could adversely affect the demand for our games and our results of operations.
We rely on the spending of our game players for our revenues, which depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The global recession in recent years is characterized by a general slowdown of economic growth, higher unemployment rates and reduced demand for goods and services. It is difficult to predict how long these conditions will persist and when, how fast and where recoveries will take place. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government in response to the global economic crisis may not work effectively or quickly enough to maintain economic growth in China or avert an economic downturn. If economic growth slows or an economic downturn occurs, our game players may reduce their spending on playing our games due to uncertain economic conditions and our business may be adversely affected.

We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.
The online game industry is a relatively new and evolving industry in China. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:
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
Selective equity investments form a part of our strategy to further expand our business. To date, we have acquired equity interests in various online game developers, game studios and operators. Equity investments create a unique problem in that we are often limited in our ability to manage the products and strategies of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees could have an adverse effect on our ability to manage our business. In addition, we may not recover our equity investments if the companies in which we invest do not perform well, which could materially and adversely affect our results of operations.
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
In May 2007, we sold a 15% interest in our ordinary shares to EA International (Studio and Publishing) Ltd. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The sale of a significant number of equity shares to a third party may have an adverse impact on our ability to manage our business, and the subsequent sale of a large equity shareholding by such a third party may impact our share price.
Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations. In addition, our dependency on one national distributor to sell our online game points could have a material adverse effect on our business.
Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See “—Risk Related to Doing Business in China —The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” We rely on a network of distributors throughout China for sales of our online game services to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. Our national distributor sells its prepaid cards to over 20,000 local distributors and Internet cafés throughout China, which in turn sell the cards to end users. End users can purchase our online game points with the prepaid cards. Currently, Beijing HuiyuanNet Technology., Ltd. is our sole national distributor. We do not have long-term agreements with our distributor. A delay or failure by our distributor to successfully market these products may decrease our revenues and competitive advantage. We cannot assure you that we will continue to maintain favorable relationships with our distributor. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.
We rely on services from third parties to carry out our businesses and to deliver our online game points to end users, and if there is any interruption or deterioration in the quality of these services, our end users may cease to use our products and services.
We rely on distributors throughout China to sell our online game points for our games. We also rely on third-party licenses for some of the software underlying our technology platform, as well as on China Telecom’s Internet data centers to host our servers. See “Item 4. Information on the Company — B. Business Overview — Pricing, Distribution and Marketing.” Any interruption in our ability to obtain the services of these or other third parties or a deterioration in their performance could impair the timeliness and quality of our services. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative channels of distribution on a timely basis or on terms favorable to us. If any of these events occur, our end users may cease using our products and services.
Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.
Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware in Shanghai, Shenzhen, Chengdu, Nanjing, Qingdao, Xuzhou and Shijiazhuang. We also run our back-end infrastructure in Shanghai, Shenzhen, Chengdu, Nanjing, Qingdao, Xuzhou and Shijiazhuang. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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
We expect to derive a considerable amount of our revenues and profits from our licensed online games in the near term, though we aim to derive more revenues from our proprietary games in the future. Any of our licensors may be subject to intellectual property rights claims with respect to the online game or games it has licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game, and our results of operations could be materially and adversely affected.
We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.
There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringe Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1,570,000 (US$230,006). As the date of this annual report, we have appealed the judgment and the case is pending. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, incur additional costs to license or develop alternative games and be forced to pay fines and damages, each of which may materially and adversely affect our business and results of operations.

We experience fluctuations in quarterly operating results.
Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches and the expiration of existing game licenses. For example, the expiration of the WoW contract in June 2009 led to a significant decrease in our revenues. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market, development and promotional expenses related to the introduction of new products, network interruptions and other system problems and the outbreak of contagious diseases such as avian flu or swine flu. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.
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
If our business expands, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives.
PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
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
In September 2009, the General Administration of Press and Publication (GAPP) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not yet clear how this GAPP Circular will be implemented.
If we or Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice and the GAPP Circular, the relevant governmental authorities, according to the nature of the violation, would have broad discretion to adopt one or more of the following measures against us, including levying fines, confiscating our income or the income of Shanghai IT, revoking our business licenses or the business license and/or other licenses of Shanghai IT, requiring us and Shanghai IT to restructure our ownership structure or operations, and requiring us or Shanghai IT to discontinue any portion or all of our operations related to online games. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business and financial condition and results of operations.
Subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of our PRC subsidiaries and consolidated affiliated entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.
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
Our business depends heavily on licensing and operating foreign games and will continue to do so in the near future. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games will be strategically supported by the PRC government. In July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, internet service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and owned online games which can take up a leading position in the domestic market and expand into the international market. The government will also encourage the development of derivative products to domestic online games. In support of this policy, GAPP may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPP implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our revenue and profitability may decline.
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
Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our PRC subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “— Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

We have incurred losses starting from the expiration of the license of WoW. We may incur losses in the future and may not maintain profitability.
We incurred a net loss of RMB409.9 million (US$60.1 million) in the year ended December 31, 2009 due to the non-renewal of the WoW license agreement, and we may continue to incur losses in the future. Even though we had gross profit of RMB48.0 million (US$7.0 million) in the year ended December 31, 2009, we may not be able to sustain or increase our gross profitability in the future. We may not achieve net profitability in the future.
We expect our operating expenses to increase as we expand our operations. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the demands of our customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve short-term or long-term profitability or at all. If we fail to achieve profitability in the future, the market price of our ADSs could decline.
We may not be able to successfully implement our growth strategies.
Our objective is to become a leading provider and developer of multi-platform games in China. In order to achieve this objective, we are primarily focusing on both developing proprietary games and licensed games. We also plan to further enhance our game development capability and the diversity of our game portfolio and pipeline through selective game studio acquisitions. Our business strategies may involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.
We face risks related to health epidemics and other natural disasters.
Our business could be adversely affected by the effects of H1N1, or swine influenza, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. An outbreak of swine influenza in Mexico in the summer of 2009 has spread to China and there have been confirmed cases of swine influenza in China. Any prolonged recurrence of swine influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees and closure of Internet cafés and other public areas where people access the Internet. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities.
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
Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, the two largest shareholders of our company, currently own, in the aggregate, a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.
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
In April 2007, China The9 Interactive (Beijing) Limited (“C9I Beijing”) received approval from certain government authorities to be classified as a HNTE. This classification entitles C9I Beijing to enjoy an Enterprise Income Tax, or EIT, exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE needs to re-apply for this qualification according to the new implementation rules. C9I Beijing re-applied for the HNTE qualification and received approval from certain government authorities. Also, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 to 2010. The HNTE qualification is valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. We cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs by the tax authorities.
Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the CIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least 12 consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.
Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

In addition, the CIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC enterprise income tax on our global income.
Further, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs, since such income may be regarded as income from “sources within the PRC.”
The CIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the CIT Law applicable to our PRC subsidiaries and consolidated affiliated entities, including The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”), China The9 Interactive (Shanghai) Limited (“C9I Shanghai”), C9I Beijing, Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”), Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”), Shanghai The9 Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”) and Shanghai IT or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.
Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.
In connection with the CIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
On January 8, 2009, our board of directors adopted a shareholder rights plan. Under the rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event a person or group, or the Acquiring Person (as defined in the plan), obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, these rights entitle the holders other than the Acquiring Person to purchase, for an exercise price of $19.50, a number of shares with a value twice that of the exercise price.
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
Some of our subsidiaries and an affiliated entity in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2008, The9 Computer was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The sales that year related to such merchandise were approximately RMB0.1 million. The distribution of such merchandise, however, was not within the authorized scope of The9 Computer’s business license. Shanghai IT’s current ICP license was issued on May 15, 2007, and is effective until June 15, 2010. Shanghai IT did not submit a specific application, nor obtain approval for, the license for bulletin board services (BBS). In the past, Shanghai IT’s main business was a virtual community, and now it is online games. BBS platforms are mainly used for communications among players and do not affect the operations of Shanghai IT. BBS platforms permit the sharing or exchange of messages and files on the network. Most of our BBS platforms are devoted to particular subjects, such as an individual MMORPG, and players can discuss game subjects and strategy. While these companies are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.

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
Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2009. If we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes Oxley Act.
We obtained WoW playing time information from a third party and used that information in connection with our recognition of revenues from the sale of WoW playing time in China during the term of our license agreement for WoW.
From June 2005 to June 2009, substantially all of our revenues have been generated from our sale of WoW playing time in China. We obtained WoW playing time information from a third party and used that information in connection with our recognition of revenues from the sale of WoW playing time in China. We sold game playing time primarily through the sales of prepaid cards and prepaid online points to distributors, who in turn sold them to our customers who play our games. Prepaid fees received from distributors for sales of game cards and online points were recognized as revenue mainly upon the customer’s actual use of game playing time. Vivendi Games, Inc. maintains the systems that recorded and tracked the time that our customers spent playing the WoW game on our behalf. We were provided with data on customers’ actual usage of WoW playing time by Vivendi Games, Inc., and used that data in connection with our recognition of revenues from the sale of WoW playing time in China. We do not have direct access to the systems maintained by Vivendi Games, Inc. If Vivendi Games, Inc. suffered any data loss or miscalculated the time our customers spent playing the WoW game, our results of operations may have been adversely affected.
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
In April 2001, the PRC government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, and required those remaining open to install software to prevent access to sites deemed subversive and required web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the overall growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. We have not been expressly notified of any suspensions in 2009, but the PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of, Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.
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
The Ministry of Culture has issued a notice reiterating the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The notice requires, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements, the review of patch and updates for approved games which introduce substantial changes, and the filing of domestically developed online games. We obtained the necessary approvals from the Ministry of Culture for operating MU, WoW, SUN, GE, Joyful Journey West, or JJW, EA Sports™ FIFA Online 2, Atlantica, World of Fighter, JiuZhouZhanJi and Kingdom Heroes 2 Online in China, and have completed the relevant filing requirement with respect to Audition 2. We will submit new games for the required review or filing in due course. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.

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
We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas game developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1.0% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
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
Since May 2007, SAFE has further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.
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

Risks Related to Our Shares and ADSs
We were a passive foreign investment company for the taxable year ended December 31, 2009, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2009, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.
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
A. History and Development of the Company
We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer, a direct wholly-owned subsidiary of GameNow in China.
In July 2003, we and China Interactive (Singapore) Pte. Ltd., or China Interactive, a privately-held Singaporean company, formed a joint venture, C9I, to acquire an exclusive license from Vivendi Games, Inc. to localize and operate the WoW game in China. We have had effective control over C9I’s management and operations since its inception. In February 2005, C9I established a wholly-owned subsidiary, C9I Shanghai, to operate WoW in China through cooperation with Shanghai IT, our affiliated entity. We initially owned 54% of C9I and through a series of subsequent transactions with China Interactive, C9I became our wholly-owned subsidiary in August 2005. Our license to operate the WoW game in China expired on June 7, 2009.

Due to the current restrictions on foreign ownership of Internet content provision, Internet culture operation and advertising businesses in China, we rely on the following two affiliated PRC entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:
•	Shanghai IT, which holds Internet content provision, Internet culture operation and Internet publishing licenses;

•	Shanghai Jiucheng Advertisement, whose business license permits it to conduct advertisement operations.
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
Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, Zephyr House, Mary Street, PO Box 709 George Town, Grand Cayman. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.
In addition to our operational headquarters in Shanghai, we currently have small branch offices in the Chinese cities of Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an.
Recent Developments
Developments Relating to Our Business
WoW License Agreement
Through our subsidiary C9I and our affiliated entity Shanghai IT we operated WoW, a 3D MMORPG, in China from June 2005 to June 2009 pursuant to a license agreement with Blizzard Entertainment, Inc. This agreement, which represented approximately 91% of our total revenue in 2008 and 88% of our total revenue in 2009, expired on June 7, 2009. Accordingly, we have not had revenue derived from the ongoing operation of WoW since June 7, 2009.
In the second half of 2009, net revenues attributable to the operations of non-WoW games increased by 12% compared with the first half of 2009. The increase was mainly due to the revenue contribution from EA SPORTS™ FIFA Online 2, Atlantica and JiuZhouZhanJi.

License of Games and Proprietary Games
As of December 31, 2009, we owned or had obtained licenses to operate the following games in mainland China:

Game	Developer/Licensor	Description	Status

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007
GE	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in November 2007
JiuZhouZhanJi	The9	Web game	Commercially launched in China in April 2009
EA Sports™ FIFA Online 2	EA Swiss Sàrl	Casual soccer game	Commercially launched in China in May 2009
Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009
World of Fighter	The9	2D MMORPG	Commercially launched in China in January 2010
Audition 2	G10 Entertainment Corp.	Casual dancing game	Preparing for beta testing
Kingdom Heroes 2 Online	USERJOY Technology Co., Ltd.	3D MMORPG	In closed beta testing
ShenXianZhuan	Hangzhou Fire Rain Network Technology Co., Ltd.	2.5D MMORPG	Preparing for beta testing
Miracles: Ultimate X	The9	3D MMORPG	In development
Tiny Tribe	The9	Casual game	In development
Monster of War	The9	Casual game	In development
License of SUN from Webzen. Inc.
In December 2005, we entered into an agreement with Webzen, Inc., or Webzen, a video game developer in South Korea, pursuant to which we obtained an exclusive license from Webzen to operate SUN, a 3D MMORPG, in mainland China. SUN was commercially launched in May 2007. Our license to operate SUN will expire on May 24, 2010. We are currently in negotiation with Webzen regarding a renewal contract.
License of GE from Hanbitsoft Inc. and IMC Games Co., Ltd.
In September 2004, we entered into an agreement with Hanbitsoft Inc. and IMC Games Co., Ltd., two online game developers in South Korea, pursuant to which we obtained an exclusive license to operate GE, a 3D MMORPG, in mainland China. GE was commercially launched in November 2007. Our license to operate GE will expire on November 22, 2010. We are currently in negotiation with Hanbitsoft Inc. and IMC Games Co., Ltd. regarding a renewal contract.
License and Investment by EA Swiss Sàrl/EA International (Studio and Publishing) Ltd.
In May 2007, we obtained from EA Swiss Sàrl an exclusive license to operate the EA Sports™ FIFA Online 2 game in mainland China. In September 2008, we entered into an amendment to the license and distribution agreement with EA Swiss Sàrl. Through this agreement we supplemented provisions of the original license agreement pertaining to updates and upgrades to EA Sports™ FIFA Online 2, the payment schedule for recoupable advances and the launch schedule. The game was commercially launched in mainland China in May 2009.

EA International (Studio and Publishing) Ltd. also made an equity investment in us of approximately US$167.0 million in exchange for 15% of our ordinary shares in May 2007. As of December 23, 2009, EA International (Studio and Publishing) Ltd. owned approximately 12.7% of our ordinary shares.
License of Atlantica from Ndoors Corporation
In April 2008, we entered into an agreement with Ndoors Corporation, or Ndoors, pursuant to which we obtained an exclusive license from Ndoors to operate the Atlantica game, a 3D MMORPG, in mainland China. The game was commercially launched in mainland China in June 2009.
Licensing to Third-Parties of World of Fighter
In May 2009, we entered into a license agreement for World of Fighter, which entitles a game operator to operate the game in Taiwan. We also licensed World of Fighter to a game operator in Hong Kong in May 2009, giving it the right to operate the game in Hong Kong and Macau. In addition, we licensed the game to game operators in South Korea in December 2009 and in Vietnam in March 2010. The game was commercially launched in mainland China in January 2010.
License of Audition 2 from G10 Entertainment Corp. and Investment in G10 Entertainment Corp.
In May 2007, we entered into an agreement with G10 Entertainment Corp., or G10, an online game developer in South Korea, pursuant to which we obtained an exclusive license from G10 to operate Audition 2, a casual dancing game, in mainland China. We are currently preparing for beta testing of Audition 2 and continue to own the license. In April 2008, we acquired a minority stake in G10, for a cash investment of approximately US$38.3 million.
License of Kingdom Heroes 2 Online from USERJOY Technology Co., Ltd.
In July 2009, we entered into an agreement with USERJOY Technology Co., Ltd., or USERJOY, an online game developer in Taiwan, pursuant to which we obtained an exclusive license from USERJOY to operate Kingdom Heroes 2 Online in mainland China.
License of ShenXianZhuan from Fire Rain and Investment in Fire Rain
In February 2009, we invested, through Shanghai IT, in Fire Rain Network Technology Co., Limited, or Fire Rain, and obtained a 20% equity interest. We have a call option to acquire part or all of the other 80% equity interest at a pre-determined price within 24 months from the commercial launch of the games. Pursuant to our agreement with Fire Rain, we obtained an exclusive license from Fire Rain to operate ShenXianZhuan, a 3D MMORPG, in mainland China. In January 2010, we entered into an agreement with the founders of Fire Rain to acquire an additional 5% equity interest to increase our shareholding in Fire Rain to 25%.
Development of our Proprietary Games
We developed JiuZhouZhangJi, a 2D web game, in 2008. The game was commercially launched in mainland China in April 2009.
We have been developing certain other proprietary games including Miracles: Ultimate X, a 3D MMORPG game, Tiny Tribe, a 3D casual game and Monster of War, a 3D casual game, since 2008. We have conducted beta testing for Miracles: Ultimate X and Tiny Tribe in 2009. We expect to conduct beta testing for Monster of War in 2010.

Investment in Red 5
In January 2010, we acquired 16,229,470 outstanding shares of Series A convertible preferred stock of Red 5 Studios, Inc., or Red 5, an online game developer based in the United States, for US$1.84 million, which was fully paid in January 2010. In March 2010, we entered into an agreement with Red 5, pursuant to which we will invest a total amount of US$18.65 million cash to purchase 23,537,119 newly-issued shares of Red 5’s Series A convertible preferred stock and to retain certain Red 5’s employees, of which US$11.65 million was paid in April 2010 and the remaining US$7.0 million will be due on the first anniversary date of the transaction closing subject to certain conditions. As a result of these transactions, we now own a majority of the outstanding shares of Red 5 on an as-converted basis.
B. Business Overview
We primarily operate MMORPGs and other games that we own or in-license in China. Since February 2005, we have launched, among others, 6 MMORPGs and 3 other games. We commercially launched WoW, an MMORPG licensed from Blizzard Entertainment, Inc., in China in June 2005 through C9I Shanghai and Shanghai IT. Since WoW’s commercial launch, we had relied on the game as a major source of revenue. WoW contributed approximately 91% of our total revenue in 2008 and 88% of our total revenue in 2009. We no longer operate WoW because our license agreement with Blizzard Entertainment expired on June 7, 2009. As of the date of this annual report, we have not identified a product to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the near future. Moving forward, we will continue to operate our other licensed and proprietary games, such as EA Sports™ FIFA Online 2, Atlantica, World of Fighter and JiuZhouZhanJi. We plan to focus on and devote substantial resources to our research and development efforts to develop our proprietary games. Our goal is to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphic artists. We also plan to introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations. For a description of the games we licensed or operated as of December 31, 2009, see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments — Developments Relating to our Business — License of Games and Proprietary Games.”
We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications. Our proprietary game, World of Fighter, a 2D MMORPG, was commercially launched in January 2010. Our other proprietary game, JiuZhouZhanJi, a web game, was commercially launched in China in April 2009. We have also developed 3D MMORPG games including Miracles: Ultimate X, and 3D casual games including Tiny Tribe and Monster of War. We will continue to develop other new games in the future. We are vigorously pursuing additional game acquisition, development and licensing agreement opportunities.
We generated our online game service revenues through either a time-based revenue model or an item-based revenue model. We used a time-based revenue model only for WoW, under which we charged players based on the time they spent playing the game. We use the item-based revenue model for our other games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. As the WoW license agreement expired in June 2009, our online game operation revenues will be generated primarily through the item-based revenue model in the future. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain our game playing time or in-game items primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 100,000 Internet cafés throughout China, which have subscribed to our internally developed Pass9 system. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.
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
MMORPGs. In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete with in the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:
•	sophisticated 2.5D or 3D graphics which expose players to captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.
As of December 31, 2009, we owned or had exclusive licenses to operate the following MMORPGs in China:

Game	Developer/Licensor	Description	Status

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

GE	Hanbitsoft Inc. and IMC Games Co., Ltd.	3D MMORPG	Commercially launched in China in November 2007

Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009

World of Fighter	The9	2D MMORPG	Commercially launched in China in January 2010

Miracles: Ultimate X	The9	3D MMORPG	In development

Kingdom Heroes 2 Online	USERJOY Technology Co., Ltd.	3D MMORPG	In closed beta testing

ShenXianZhuan	Hangzhou Fire Rain Network Technology Co., Ltd.	2.5D MMORPG	Preparing for beta testing
Casual Games. Casual games are online games targeted at a mass audience of casual gamers, such as sports games or dancing games. As opposed to complex MMORPGs, casual games are relatively simple and allow gamers to reach a final stage quickly and play in short periods of time. We believe casual games can attract a broad range of users because of features not typically available in MMORPGs.

As of December 31, 2009, we owned or had exclusive licenses to operate the following casual games in China:

Game	Developer/Licensor	Description	Status

JiuZhouZhanJi	The9	Web game	Commercially launched in China in April 2009

EA Sports™ FIFA Online 2	EA Swiss Sàrl	Casual soccer game	Commercially launched in China in May 2009

Audition 2	G10 Entertainment Corp.	Casual dancing game	Preparing for beta testing

Tiny Tribe	The9	3D casual game	In development

Monster of War	The9	3D casual game	In development
In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational matters, which is followed by “open beta testing” in which we allow our registered users to play without charge in open market conditions to ensure performance consistency and stability of operating systems.
Our online games offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet café outlets equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See “— Membership Management and Payment System.”
Other Products and Services. Our other products and services mainly consist of our online virtual community named the9 City, our game operating support, website solutions and advertisement services, SMS service, internet protocol television services, or IPTV services, and licensing of our proprietary games to third parties.
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
IPTV Services. We also contract with a Chinese mobile carrier for development and maintenance of games operated on IPTV.
Licensing of Proprietary Games. In May 2009, we entered in to a license agreement for World of Fighter, which entitles a game operator in Malaysia the right to operate the game in Taiwan. We licensed World of Fighter to a game operator in Hong Kong in May 2009, giving it the right to operate the game in Hong Kong and Macau. In addition, we licensed the game to game operators in South Korea in December 2009 and in Vietnam in March 2010.

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
Our integrated membership management and payment system also incorporates a variety of community-building features, such as chat rooms, which provide registered users a platform to interact in real-time groups or one-on-one discussions, and bulletin boards which allow registered users to post notes or inquiries and respond to other users’ notes or inquires. We believe these features encourage user congregation on our site and facilitate player interaction for the games we offer. We sold our proprietary Pass9 system to third-party companies for RMB1.9 million in 2007.
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
Purchase of In-game Items and Game Playing Time
A customer can purchase in-game items and game playing time through any of the following methods:
Prepaid Cards. A customer can buy prepaid cards at retail outlets including convenience stores, supermarkets and bookstores across China.
Prepaid Online Points. Over 100,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and in turn sell these same points to their customers.
Online Payment. A customer can buy in-game items and game playing time online by charging payment directly to a credit or debit card. In addition, we offer free online game playing time to our new registered customers and users of our SMS service. We have also included free game cards in our marketing materials to attract new customers. Additionally, in some instances a player may access certain online games free of charge and use prepaid online points to purchase premium in-game features.

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
Distribution. Due to the limited availability of online payment systems in China, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. We sell our in-game items and game playing time primarily through sales of our online game points to end users via Beijing HuiyuanNet Technology Co., Ltd., a national online distributor. Beijing HuiyuanNet Technology Co., Ltd. sells its prepaid cards to over 20,000 local distributors and Internet cafés throughout China, which in turn sell them to end users. End users can purchase our online game points with the prepaid cards. In addition, we also directly sell game points through our game players’ online accounts.
Marketing. Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers. The marketing programs and promotional activities that we employ to promote our games include:
Advertising and Online Promotion. We place advertisements in many game magazines and on online game sites, which are updated regularly.
Cross-Marketing. We have cross-marketing relationships with major consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with well-known companies will increase the recognition of our online game brands. In 2009 our cross-marketing partners included Adidas (for EA SPORTS FIFA Online 2 marketing), Gateway (for Atlantica marketing) and SONY-Ericsson (for Atlantica marketing).
On-Site Promotion. We distribute free game-related posters, promotional prepaid cards for beginners, game-related souvenirs such as watches, pens, mouse pads, calendars and paper bags at trade shows, selected Internet cafés and computer stores.
In-Game Marketing. We conduct “in-game” marketing programs from time to time, including online adventures for grand prizes.
Game Development and Licensing
We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we are focusing on developing new proprietary online games. Currently, our product development team is responsible for game design, technical development and art design. We set up The9 Development Center, or TDC, on July 4, 2008. TDC is our in-house development center of online games in China. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline through selective game studio acquisitions.
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

Technology
We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:
•	servers and network devices located in eight internet data centers throughout China as of the end of December 2009;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, HP and Cisco storage systems; and H3C network gears.
We have a network operation team responsible for the stability and security of our network. The team follows server workflow to detect, record, analyze and ultimately solve problems. In addition, we frequently upgrade our game server software to ensure the stability of our operation and to reduce hacking risks.
Competition
Our major competitors include, but are not limited to, online game operators in China. These include Shanda Games Limited (which operates Legend of Mir, Actoz Soft’s Legend of Mir 2 and Aion), NetEase (which operates WoW, Westward Journey Online and Fantasy Westward Journey), Changyou.com Limited (which operates Tian Long Ba Bu), Perfect World, Co. Ltd. (which operates Perfect World, Zhu Xian and Chi Bi), Giant Interactive Group (which operates ZT Online and Giant Online) and Tencent (which operates, among others, Dungeon and Fighter, Cross Fire and Xun Xian.)
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
We have registered our domain names with third-party domain registration entities, and have legal rights over these domain names through Shanghai IT, our affiliated PRC entity. We conduct our business under the “The9 Limited” brand name and “the9” logo.
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

In the opinion of our PRC counsel, Fangda Partners, subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.
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
Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing
Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including the Ministry of Industry and Information Technology, or MIIT, the Ministry of Culture, the General Administration of Press and Publication and the State Administration for Industry and Commerce. The principal PRC regulations governing the Internet content provision industry as well as online gaming services in China include:
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
In July 2006, the MIIT issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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
The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our online game points to end users, and if there is any interruption or deterioration in the quality of these services, our end users may cease to use our products and services.”
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

In September 2009, the General Administration of Press and Publication (GAPP) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”
The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.
Furthermore, the MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.
Regulations on Internet Content
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
Regulations on Internet Café
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
Regulations on Privacy Protection
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
Import Regulations
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
Regulations on Intellectual Property Rights
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

Regulations on Foreign Currency Exchange and Dividend Distribution
Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:
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
Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions
On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

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
Since May 2007, SAFE has further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process.
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

C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and affiliated entities that operate our major game platforms in China. For a listing of all of our subsidiaries and affiliated entities, see Exhibit 8.1 filed herewith.
D. Property, Plant and Equipment
Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have small branch offices in Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. We bought an approximately 3,000 square meter office space in Nanjing. We rent an approximately 300 square meter office for The9 Development Center near our office building in Shanghai, a 400 square meter office in Nanjing and a 1,000 square meter office in Beijing. Our equipment consists substantially of numerous servers and network devices located in eight internet data centers throughout China.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “ — H. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Overview
We have historically derived substantially all of our revenues through our wholly-owned subsidiary C9I and its operation of WoW in China through cooperation with Shanghai IT. WoW was commercially launched in China in June 2005. In 2007, 2008 and 2009, 92%, 91% and 88% of our total revenues, respectively, were attributable to the operation of WoW in China, including game playing time, merchandise sales and other related revenues. Our license to operate the WoW game in China expired on June 7, 2009. As a result, our revenues decreased by 55.6% from RMB1,806.1 million in 2008 to RMB802.6 million (US$117.6 million) in 2009. As of the date of this annual report, we have not identified a product to replace the WoW game. We expect that we will depend more on our relationships with other existing game licensors, such as EA Swiss Sàrl, Webzen, Inc., G10 Entertainment Corp., Hanbitsoft Inc., Ndoors Corporation and USERJOY Technology Co., Ltd. in the near future. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will continue to be materially impacted in the near future. In addition, our license agreement with Webzen to operate SUN will expire on May 24, 2010 and our license agreement with Hanbitsoft Inc. and IMC Games Co., Ltd. to operate GE will expire on November 22, 2010. We are currently in the process of negotiating SUN and GE renewal contracts.

To broaden our product offerings, we have obtained exclusive licenses to operate additional online games in China, including EA Sports™ FIFA Online 2, Atlantica, Kingdom Heroes 2 Online and Audition 2. In 2009, we commercially launched one additional MMORPG, Atlantica, one casual game, EA Sports™ FIFA Online 2 and one proprietary web game, JiuZhouZhanJi. In addition, one of our proprietary games, World of Fighter, a 2D MMORPG, was commercially launched in January 2010. We are also preparing for the launch of Kingdom Heroes 2 Online, Audition 2 and our other proprietary online games.
The major factors affecting our results of operations and financial condition include:
•	our revenue composition and sources of revenue;

•	our cost of services; and

•	our operating expenses.
Each of these factors is discussed below.
Revenue Composition and Sources of Revenue.
In 2007, 2008 and 2009, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services. The following table sets forth the revenues generated from our online game services in China and other services, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended		For the Year Ended		For the Year Ended
	December 31, 2007		December 31, 2008		December 31, 2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Online game operation	1,330,977	98.6	1,800,313	99.7	795,477	116,538	99.1
Other revenues	19,152	1.4	5,817	0.3	7,152	1,048	0.9

Total revenues	1,350,129	100	1,806,130	100	802,629	117,586	100

Online Game Services. Our online game service revenues for the years before 2005 were primarily derived from sales of prepaid playing time for the9 City. Since we commercially launched WoW in China in June 2005, we have derived substantially all of our online game service revenues from sales of WoW playing time. In 2007, 2008 and 2009, revenues from our online game services amounted to RMB1,331.0 million, RMB1,800.3 million and RMB795.5 million (US$116.5 million), respectively. The decrease in revenue in 2009 from 2008 was mainly due to revenue losses from the non-renewal of the WoW license agreement in June 2009.
We generated our online game service revenues through either time-based revenue model or item-based revenue model. We used a time-based revenue model only for WoW, under which we charged players based on the time they spend playing the game. We use an item-based revenue model for our other games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. As the WoW license agreement expired in June 2009, our online game operation revenues will be generated primarily through the item-based revenue model in the future.

In the item-based revenue model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may use game points to purchase in-game premium features. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns.
In the time-based model, we generate online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sell them to end users. Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by end customers or when the likelihood that it will provide further online game service to those customers is remote.
Other Revenues. Prior to the commercial launch of WoW in China in June 2005, we derived a significant portion of our revenues from providing game operating support and website solutions and advertisement services, including website development and construction, hardware and software support, staff training, maintenance and advertisement. We also derived revenues from SMS services and from the sales of game-related accessories and merchandise. In recent years, these revenues were mainly divided into (i) revenue from our contracts with various Chinese mobile carriers for the transmission of short messaging services, (ii) revenue from our game operating support, website solutions and advertisement services, (iii) revenue generated from licensing our proprietary games developed by us to overseas game operators, (iv) revenue generated from our contracts with a Chinese mobile carrier for development and maintenance of games operated on IPTV and (v) revenue from sales of certain online game-related software packages and accessory merchandise. In 2007, 2008 and 2009, revenues from our other products and services amounted to RMB19.2 million, RMB5.8 million and RMB7.2 million (US$1.0 million), respectively.
Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services we provided.
Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment expenses.
Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsource research and development expenses, equipment and software depreciation charges and other expenses for the development of online games. Our other product development costs include costs that we have incurred to develop and maintain our websites. We expect that our product development expenses will increase in the near future as we expand our internal game development capabilities.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote our games and compensation to our sales and marketing personnel. Advertising expenses in the amount of RMB41.5 million, RMB23.9 million and RMB33.1 million (US$4.8 million) for the years ended December 31, 2007, 2008 and 2009, respectively, were expensed as incurred. Marketing expenses will increase during the periods we launch our new games.
General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, provision for doubtful accounts and provision for prepayments and other current assets, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. We expect general and administrative expenses will increase with the expansion of our business.

Impairment. Impairment charges consist of our expenses associated with the impairment of certain equipment, intangible assets and goodwill.
Recent Impairment Provisions Related to the Non-renewal of the WoW License
As a result of the non-renewal of the WoW license agreement beyond June 7, 2009, we recorded impairment and certain other charges in our consolidated financial statements for the year ended December 31, 2008 as follows:
•	A provision on a receivable amounting to RMB18.0 million from a customer that purchased WoW prepaid player cards from the company for distribution, as a result of the expiration of the WoW license on June 7, 2009 and, among other things, the impact on the ongoing relationship with the customer;

•	A RMB3.9 million provision for prepaid royalties;

•	A RMB22.7 million charge to increase the valuation allowance for deferred tax assets, which represented incremental income taxes as a result of non-renewal of the WoW license prior to the evaluation and recording of impairment charges as a result of the non-renewal of the WoW license;

•	RMB68.4 million of additional depreciation expense related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement;

•	A RMB46.5 million provision for prepayment for equipment and a RMB8.7 million provision on advances to suppliers mainly related to a vendor which had been the primary supplier of computer servers and related computer equipment. With the non-renewal of the WoW license, we evaluated a number of factors, including the status of production of the assets underlying the advance prepayments, our ability to recover the value of the advances through the possible sale of the fixed assets upon the completion of production, the ability to utilize the servers upon completion of production, as well as our ability to recover the amounts advanced to the vendor and as a result of such assessment, and concluded that a full provision in connection with such advances and prepayments was necessary;

•	RMB7.0 million provisions on receivable and prepayments and other current assets in connection with Game First International Corporation, or GFD, comprising: (i) a RMB5.6 million provision on prepayments and other current assets. We assessed the impact of non-renewal of the WoW license on its ongoing relationship with GFD and the resulting collectability of this receivable, and concluded collection to be unlikely; and (ii) a RMB1.4 million provision on accounts receivable; and

•	A RMB1.7 million provision on inventories.

As a result of the non-renewal of the WoW license agreement beyond June 7, 2009, we recorded impairment and certain other charges in our consolidated financial statements for the year ended December 31, 2009 as follows:
•	A RMB103.2 million (US$15.1 million) provision for royalty prepayments including withholding taxes that were paid in 2009 but not consumed prior to the expiration of the WoW license on June 7, 2009;

•	RMB40.0 million (US$5.9 million) of additional depreciation expense related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to the non-renewal of the WoW license agreement;

•	A RMB30.2 million (US$4.4 million) impairment for goodwill which was deemed recoverable as of December 31, 2008 based on our company’s impairment test that includes the operating cash flow generated from WoW operation during the period from January 1 to June 6, 2009, but was no longer recoverable following the expiration of the WoW license on June 7, 2009; and

•	A RMB22.1 million (US$3.2 million) provision for additional cost of services related to the refund of point cards, which is the difference between the face value of the point cards and the net proceeds our company received in the sales of the respective point cards.
Holding Company Structure
We are a holding company incorporated in the Cayman Islands and rely primarily on dividends and other distributions from our subsidiaries and our affiliates in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.” In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”
Regulations of Internet Business in China
The PRC government heavily regulates the Internet sector in China, including the legality of foreign investments in the PRC Internet sector, the permit requirements for companies in the Internet industry and the existence and enforcement of restrictions on Internet content and licensing. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.”
In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of Internet content provision, Internet culture operation, Internet publishing and advertising businesses in China, we operate our PRC online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT and Shanghai Jiucheng Advertisement. Shanghai IT and Shanghai Jiucheng Advertisement are ultimately owned by Jun Zhu and Yong Wang, our shareholders, both of whom are PRC citizens.

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
In 2007, various governmental authorities, including the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aimed to protect the physical and psychological health of minors. This law required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other users may continuously spend playing an online game. We have implemented such “anti- fatigue” and identification systems on all of our online games. Further strengthening of such anti-fatigue and identification systems or the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
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
Pursuant to the new PRC CIT Law, companies established in China are generally subject to the CIT at a statutory rate of 25%, while The9 Computer and C9I Shanghai were subject to an 20% EIT rate for the year ended December 31, 2009 due to the local practice of the Pudong New District of Shanghai, where they are located. Shanghai Jincheng Advertisement, which was established after March 2007, was subject to a 25% EIT for the year ended December 31, 2008.
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
In addition, under the CIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the CIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold The9 Computer and C9I through GameNow.net (Hong Kong) Ltd., and China The9 Interactive Limited. GameNow.net (Hong Kong) Ltd. and China The9 Interactive Limited are companies incorporated in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of relevant tax authority.
Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.
However, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC enterprise income tax on our global income.
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
Revenue Recognition. We generate revenue primarily from the sale of our prepaid game cards and prepaid online points for our online game services products to distributors who in turn ultimately sell them to customers. There are two consumption models for our online game services.
Time consumption model — WoW services
We recognize revenue based on the amount of time our customers spend playing our games. Both prepaid cards and prepaid online points provide customers with a certain amount of game playing time that may be used for a pre-specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers recorded on our balance sheet. Prepaid fees are recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points. Deferred revenue is recognized as revenue upon the actual usage of the game playing time by customers, when customers are no longer entitled to access our online games, or when the likelihood that we would provide further online game service to those customers becomes remote.
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
Virtual item / service consumption model — other online game services
We also charge our customers for purchases of services and virtual items. In some of our games, players can access the games free of charge but are charged certain game points for in-game premium features. Prepaid fees are deferred when received and revenue is recognized over the life of the premium features or as the premium features are used. We started charging our customers for purchases of services and virtual items in 2006, and did not recognize significant revenue from such sales in the year ended December 31, 2006. In 2007, 2008 and 2009, RMB88.2 million, RMB141.2 million and RMB80.8 million (US$11.8 million), respectively, in net revenue was recognized under this model.

Product Development. We recognize software development costs for development of software, including online games, to be sold or marketed to customers. As such, we expense software development costs incurred prior to technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for sale or available for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. The determination of whether an online game has reached technical feasibility requires significant judgment by us. To date, we have essentially completed our software development concurrently with the establishment of technological feasibility, and, accordingly, no such costs have been capitalized.
For website and internally used software development costs, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since our inception, the amount of costs qualifying as capitalization has been immaterial, and as a result, all website and internally used software development costs have been expensed as incurred.
Income Taxes. We account for income taxes under the asset and liability method. Deferred taxes are determined based upon the differences between the carrying value of assets and liabilities for financial reporting and tax purposes at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.
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
We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. As of December 31, 2008 and 2009, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as income tax expense. For the years ended December 31, 2007, 2008 and 2009, we did not have any material interest and penalties associated with tax positions.
Property, Equipment and Software. The carrying value of property, equipment and software is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. A review of long-lived assets for impairment is required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. In 2007, we did not recognize any impairment charges for property, equipment and software. In 2008 and 2009, we recognized impairment provision on computer equipment of RMB8.9 million and RMB21.2 million (US$3.1 million), respectively. Recognition of impairment charges requires significant judgment. Any material differences to the estimates that have been used could result in differences in the amount and timing of the impairment charges.
Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to four years. Prior to the third quarter of 2007, the servers used for WoW were amortized over WoW’s remaining license period of four years commencing from June 2005. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched and industry practice, the depreciation lives of all the servers was changed to a consistent period of four years. This was accounted for prospectively from July 1, 2007 as a change in accounting estimate. The depreciation charge relating to this change decreased depreciation expense by approximately RMB25.9 million in year 2007. This was accounted for prospectively from July 1, 2007.

In connection with the expiration and non-renewal of the WoW license, we assessed alternative uses for equipment used in connection with the operation of WoW, taking into consideration future expected game operations, as well as expected value upon the expiration date of the WoW license agreement. As a result, the expected useful life of the servers and related equipment and the expected value of the servers and related equipment upon termination of the WoW license agreement were adjusted. This change in accounting estimate was accounted for prospectively from January 1, 2008. As a result, depreciation expense relating to this change in year 2008 is to increase depreciation expense recorded as cost of services by approximately RMB68.4 million, to decrease both profit from operations and net income by RMB68.4 million, and to decrease both basic and diluted earnings per share by RMB2.47. Depreciation expense relating to this change in year 2009 is to increase depreciation expense recorded as cost of services by approximately RMB40.0 million (US$5.9 million), to increase both loss from operations and net loss by RMB40.0 million (US$5.9 million), and to increase both basic and diluted net loss per share by RMB1.57.
Intangible assets. Our intangible assets consist primarily of intangible assets from business combination and upfront licensing fees. We recognize intangible assets acquired through business acquisitions as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment in accordance with relevant accounting guidance. Intangible assets, such as purchased technology, licenses, domain names and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. The WoW game related intangible assets arising from such business combination transaction were amortized over the licensing term of the WoW game of four years.
Upfront licensing fees paid to licensors are recognized as intangible assets if a game has reached technological feasibility when such payments are contractually due. Technological feasibility is met upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to four years. Amortization of the upfront licensing fees commences upon the launch of the applicable online game.
Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarters of 2007 and 2008, we concluded that goodwill was not impaired in fiscal 2007 and 2008. In June 2009, we assessed the recoverability of goodwill and recognized full impairment of RMB30.2 million (US$4.4 million), as a result of the non-renewal of WoW license.
Share-Based Compensation. We granted a total of 1,197,500 options in 2007, 205,000 options in 2008 and no new option in 2009 under our Amended 2004 Stock Option Plan to certain of our employees and directors. On September 1, 2009, we modified the exercise price of stock options granted to certain senior officers and directors to US$7.36 per share, the market price on the date of modification.
We measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. For the awards that are modified, we determine the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. We recognize the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from two to four years. Forfeiture rates are estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may be revised in subsequent periods. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2007, 2008 and 2009. Expected volatilities are based on historical volatilities of our ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.
Other than the options granted under our Amended 2004 Stock Option Plan, in November 2008, as approved by our board of directors, we granted equity warrants to Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, to purchase 552,196 of our ordinary shares. Also, in September 2008, TDC, a wholly-owned subsidiary of our company, approved its 2008 Stock Option Plan, or the TDC Option Plan. On October 1, 2008, TDC granted options to Jun Zhu and certain employees of TDC to purchase 18,961 ordinary shares of TDC. We recorded share-based compensation for these equity warrants and TDC options in 2008 and 2009.
Share-based compensation expenses of RMB46.7 million, RMB52.0 million and RMB71.2 million (US$10.4 million) were recognized for the years ended December 31, 2007, 2008 and 2009, for options and warrants granted to our company’s employees and directors, including incremental compensation cost of RMB13.4 million (US$2.0 million) in 2009 due to modification of the option exercise price.
Available-for-sale investments. Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that our company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in equity. We classify our investments in preferred shares and convertible loan of Infocomm Asia Holdings Pte Ltd. and preferred shares of Ideas Corporation as available-for-sale securities and hence these investments were stated at fair value on our balance sheets. As of December 31, 2008 and 2009, we did not hold trading securities or held-to-maturity securities.
When we determine that the impairment of an available-for-sale equity security is other-than-temporary, we recognize an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. When other-than-temporary impairment has occurred for an available-for-sale debt security, and we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, we recognize an impairment loss in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. To determine whether a loss is other-than- temporary, we review the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost. As a result of our assessment of the recoverability of our investments, we recognized impairment of RMB14.6 million and RMB36.0 million (US$5.3 million) in 2008 and 2009, respectively. Of the RMB36.0 million impairment in 2009, RMB22.4 million (US$3.3 million) impairment loss was recorded in earnings and RMB13.6 million (US$2.0 million) was unrealized gain reversed from accumulated other comprehensive income.

Impairment of Equity Investment. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB0.6 million, RMB11.3 million and nil was recognized in 2007, 2008 and 2009, respectively.
Impairment of Long-lived Assets and Intangible Assets. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to long-lived assets amounting to nil, RMB8.9 million and RMB21.1 million (US$3.1 million) were recognized in 2007, 2008 and 2009, respectively. Impairment charges relating to intangible assets amounting to RMB18.7 million, RMB73.2 million and RMB27.5 million (US$4.0 million) were recognized in 2007, 2008 and 2009, respectively.
Noncontrolling interest. On January 1, 2009, we adopted FASB Accounting Standards Codification, ASC 810-10-65, Consolidations — Overall — Transition and Open Effective Date Information (previously Statement of Financing Accounting Standards or SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). A noncontrolling interest in our subsidiary or variable interest entity represents the portion of the equity (net assets) in the subsidiary or variable interest entity not directly or indirectly attributable to us. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interest. The presentation regarding noncontrolling interest was retrospectively applied for all the periods presented.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
Revenues:
Online game services	104.0%	105.2%	104.6%
Other revenues	1.5%	0.3%	0.9%
Sales taxes	(5.5)%	(5.5)%	(5.5)%

Net revenues	100.0%	100.0%	100.0%
Cost of services	(54.7)%	(58.3)%	(93.7)%

Gross profit	45.3%	41.7%	6.3%

Operating expenses:
Product development	(3.2)%	(4.3)%	(15.0)%
Sales and marketing	(8.1)%	(6.1)%	(14.8)%
General and administrative	(14.1)%	(18.7)%	(29.6)%
Impairment of equipment, intangible assets and goodwill	(1.5)%	(4.8)%	(10.4)%

Total operating expenses	(26.9)%	(33.8)%	(69.8)%

Profit (loss) from operations	18.4%	7.9%	(63.5)%
Interest income, net	4.0%	3.3%	4.0%
Other (expenses) income, net	(2.3)%	(1.1)%	8.1%
Income tax (expenses) benefit	(0.7)%	(2.8)%	0.7%
Impairment loss on investments	(0.0)%	(1.5)%	(2.9)%

Share of loss in equity investments, net of taxes	(0.4)%	(0.1)%	(0.3)%

Net income (loss)	18.8%	5.6%	(53.9)%

Net loss attributable to noncontrolling interest	—	*	(0.6)%

Net Income (loss) attributable to holders of ordinary shares	18.8%	5.7%	(53.3)%

*	Less than 0.1%

Year 2009 Compared to Year 2008
Revenues. Our revenues decreased by 55.6% from RMB1,806.1 million in 2008 to RMB802.6 million (US$117.6 million) in 2009, primarily due to reduced sales of online game services resulting from the non-renewal of the WoW license agreement.
Online Game Services. As a result of the non-renewal of the WoW license, our revenues from our online game services decreased by 55.8% from RMB1,800.3 million in 2008 to RMB795.5 million (US$116.5 million) in 2009. Our revenues generated from WoW decreased from RMB1,651.1 million in 2008 to RMB710.3 million (US$104.1 million) in 2009.
Other Revenues. Revenues generated from other products and services increased by 23.0% from RMB5.8 million in 2008 to RMB7.2 million (US$1.0 million) in 2009. The increase is mainly due to an increase in revenue from short message services in 2009.
Cost of Services. Cost of services decreased by 28.6% from RMB997.9 million in 2008 to RMB712.5 million (US$104.4 million) in 2009. The decrease was primarily due to a reduction in royalty payments in connection with online game sales, and a decrease in server depreciation, intangible assets amortization and internet data center costs relating to WoW. The percentage decrease in cost of services was lower than the decrease in revenues because certain WoW-related prepaid royalties, deferred costs and related prepaid withholding taxes of RMB103.2 million (US$15.1 million) were written off and additional depreciation expense of RMB40.0 million (US$5.9 million) relating to WoW-related property, equipment and software were recorded during 2009 to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement. In addition, we announced a refund plan in connection with unactivated WoW game point cards, which were recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund we may potentially make amounts to approximately RMB200.4 million (US$29.4 million), of which RMB4.0 million (US$0.6 million) was refunded in 2009. The difference between the face value of the point cards and the net proceeds we received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million (US$3.2 million) for the year ended December 31, 2009. In addition, due to weaker than expected operating performance of certain games other than WoW, we recognized an impairment loss for prepaid royalties and deferred cost of RMB60.9 million (US$8.9 million) and RMB0.4 million (US$0.06 million), respectively in 2009.
Operating Expenses. Operating expenses decreased by 8.3% from RMB579.0 million in 2008 to RMB530.9 million (US$77.8 million) in 2009, primarily attributable to a decrease in general and administrative expenses of RMB94.2 million (US$13.8 million), offset by an increase in product development expenses of RMB40.6 million (US$6.0 million).
Product Development Expenses. Product development expenses increased by 55.0% from RMB73.8 million in 2008 to RMB114.4 million (US$16.8 million) in 2009. The increase was primarily due to our increased expenses on in-house game development and contracted game development.
Sales and Marketing Expenses. Sales and marketing expenses increased by 8.5% from RMB103.7 million in 2008 to RMB112.5 million (US$16.5 million) in 2009. The increase in sales and marketing expenses in the fiscal year ended December 31, 2009 compared to the same period in 2008 was primarily attributable to an increase in marketing activities for EA Sports™ FIFA Online 2 and Atlantica, both of which were launched in 2009.

General and Administrative Expenses. General and administrative expenses decreased by 29.5% from RMB319.3 million in 2008 to RMB225.1 million (US$33.0 million) in 2009. The decrease was primarily because we did not write off additional accounts receivable, prepayments and other current assets, prepayment for equipment and advances to suppliers in connection with the non-renewal of the WoW license in 2009, which amounted to RMB80.2 million in 2008. The decrease was also due to a decrease in sales taxes by RMB40.3 million, which related to some contractual arrangements among several of our PRC subsidiaries. The decrease in general and administrative expenses was partially offset by an increase in non-cash share-based compensation expenses of RMB19.2 million (US$2.8 million), including incremental compensation cost of RMB13.4 million (US$2.0 million) due to the repricing of our stock options in September 2009.
Impairment of equipment, intangible assets and goodwill. Impairment provision was RMB78.9 (US$11.6 million) in 2009, compared to RMB82.1 million in 2008. This included (i) an impairment provision for goodwill of RMB30.2 million (US$4.4 million), which was deemed recoverable as of December 31, 2008 based on our impairment test that includes the operating cash flow generated from WoW operation during the period from January 1 to June 6, 2009, but was no longer recoverable following the expiration of the WoW license on June 7, 2009, (ii) a provision of RMB27.5 million (US$4.0 million) for upfront license fees due to weaker than expected operating performance of certain games, and unsatisfactory market acceptance and deteriorating operational performance of certain licensed games, which have been commercially launched in other regions, but not yet commercially launched by us in China, and (iii) a provision of RMB21.2 million (US$3.1 million) for computer equipment due to weaker than expected operating performance of certain games and the low possibility of reusing idled computer equipment in the foreseeable future.
Net Interest Income. Net interest income decreased by 46.2% from RMB56.7 million in 2008 to RMB30.5 million (US$4.5 million) in 2009, mainly due to a decrease in cash balances.
Other Income (Expense). Other income was RMB61.8 million (US$9.1 million) in 2009, compared to other expenses of RMB19.0 million in 2008. This change was primarily attributable to an increase of financial subsidies received from local government and a decrease in foreign exchange losses in 2009. Financial subsidies received amounted to RMB57.0 million (US$8.3 million) in 2009, compared to RMB15.8 million in 2008, and foreign exchange gain amounted to RMB1.4 million (US$0.2 million) in 2009, compared to foreign exchange losses of RMB31.7 million in 2008.
Income Tax Benefit (Expenses). Income tax benefit was RMB5.5 million (US$0.8 million) in 2009, compared to income tax expenses of RMB47.9 million in 2008. The change in income tax benefit (expenses) was primarily due to the loss incurred in 2009, while we made profit in 2008.
Impairment Loss on Investment. In 2009, we recorded an impairment provision of RMB22.4 million (US$3.3 million) as loss on investment, compared to RMB25.9 million in 2008. Impairment provisions were recognized in connection with certain investments in online game companies during the respective periods in view of their unsatisfactory financial and game development status.
Net Income (Loss). As a result of the foregoing reasons, we recorded a net loss in 2009 in the amount of RMB409.9 million (US$60.1 million), compared to net income of RMB96.2 million in 2008.
Net Income (Loss) Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest in 2009 was RMB4.8 million (US$0.7 million), compared to net loss attributable to noncontrolling interest of RMB0.7 million in 2008.
Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB405.2 million (US$59.4 million) in 2009, compared to net income of RMB96.8 million in 2008.

Year 2008 Compared to Year 2007
Revenues. Our revenues increased by 33.8% from RMB1,350.1 million in 2007 to RMB1,806.1 million in 2008, primarily due to an increase in revenues from the sale of online game services.
Online Game Services. Revenues from online game services increased by 35.3% from RMB1,331.0 million in 2007 to RMB1,800.3 million in 2008, mainly due to revenue growth from WoW. WoW revenues increased from RMB1,237.9 million in 2007 to RMB1,651.1 million in 2008, which was primarily attributable to the continuing growth of peak concurrent users and average concurrent users levels after the launch of the WoW expansion package, The Burning Crusade in September 2007. In addition, SUN, which was launched in May 2007, and GE, which was launched in November 2007, each contributed full year revenues in 2008.
Other Revenues. Revenues generated from other products and services decreased by 69.6% from RMB19.2 million in 2007 to RMB5.8 million in 2008, mainly due to decreased revenue from advertisement sales, decreased sales of internally developed software, decreased technical services fees from certain joint ventures, decreased sales of WoW merchandise and our termination of software sales in 2008.
Cost of Services. Cost of services increased by 42.6% from RMB700.0 million in 2007 to RMB997.9 million in 2008, primarily due to higher royalty payments associated with increasing revenue from online game sales and higher server depreciation and Internet Data Center, or IDC, costs related to new server sites opened. The percentage increase in cost of services was higher than our growth in revenues because certain WoW-related prepaid royalty payments of RMB3.9 million, prepayments and other current assets of RMB1.7 million and advances to suppliers of RMB0.3 million were written off and additional depreciation expense of RMB68.4 million relating to WoW-related property, equipment and software were recorded during 2008 to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement.
Operating Expenses. Operating expenses increased by 68.5% from RMB343.7 million in 2007 to RMB579.0 million in 2008, primarily due to increased product development by RMB32.4 million as a result of our focus on in-house game development, as well as increased general and administrative expenses and impairment provision by RMB139.0 million and RMB63.4 million, respectively.
Product Development Expenses. Product development expenses increased by 78.2% from RMB41.4 million in 2007 to RMB73.8 million in 2008, primarily due to our increased focus on in-house game development and a substantial increase in related head count.
Sales and Marketing Expenses. Sales and marketing expenses increased by 0.4% from RMB103.3 million in 2007 to RMB103.7 million in 2008. This increase was primarily due to an increase in marketing activities for WoW.
General and Administrative Expenses. General and administrative expenses increased by 77.1% from RMB180.3 million in 2007 to RMB319.3 million in 2008, primarily due to the organic growth and the write off of certain assets due to the non-renewal of the WoW license agreement. General and administrative expenses also increased due to an increase in sales taxes by RMB23.1 million, which related to certain contractual arrangements between several of our PRC subsidiaries. In addition, as a result of the non-renewal of the WoW license agreement beyond June 7, 2009, certain accounts receivable, prepayments and other current assets, prepayment for equipment and advances to suppliers were written off in 2008 which amounted to RMB79.9 million. There was no such write off in 2007. Professional service fees increased by RMB15.6 million due to the expansion of our business. In addition, non-cash share-based compensation expenses increased by RMB8.5 million.
Impairment of equipment and intangible assets. Impairment provision was RMB82.1 million in 2008, compared to RMB18.7 million in 2007. This included a RMB8.9 million impairment provision on computer equipment and a RMB7.1 million impairment on the upfront license fee related to certain game due to the lower than expected market acceptance of the game. A RMB66.1 million impairment provision was also taken on the upfront license fees for certain other games which have not yet been commercially launched. This was due to unsatisfactory market acceptance and deteriorating operational performance of these games. Impairment provision in 2007 related solely to the impairment of intangible assets.
Net Interest Income. Net interest income increased by 11.9% from RMB50.7 million in 2007 to RMB56.7 million in 2008, mainly due to an increase in cash balances from operations, which offset the effect of a reduction in bank interest rates.

Other Income (Expense). In 2008, other expenses were RMB19.0 million, compared to RMB30.1 million in 2007. This decrease was primarily due to a decrease in foreign exchange losses in 2008 due to a decrease in cash reserves denominated in U.S. dollars, which was partly offset by a decrease in financial subsidies received from the local government during 2008. Financial subsidies received amounted to RMB15.8 million in 2008, compared to RMB21.1 million in 2007, and foreign exchange loss amounted to RMB31.7 million in 2008, compared to RMB51.0 million in 2007.
Income Tax Benefit (Expense). In 2008, income tax expense was RMB47.9 million, compared to RMB9.3 million in 2007. The increase in income tax expense was primarily due to RMB22.7 million charge to the valuation allowance for deferred tax assets with a loss of expected future taxable income as a result of non-renewal of the WoW license, which yielded incremental income taxes. As a result, our effective income tax rate for the year ended December 31, 2008 was approximately 33%, compared to a rate of approximately 4% in 2007.
Impairment Loss on Investments. In 2008, we recorded an impairment provision of RMB25.9 million as loss on investments, compared to RMB0.6 million in 2007. Impairment provisions were recognized in connection with certain investments in online game development companies during the respective periods in view of their unsatisfactory development status and operational performance.
Net Income (Loss). Net income decreased by 60.1% from RMB240.9 million in 2007 to RMB96.2 million in 2008.
Net Income (Loss) Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest in 2008 was RMB0.7 million, compared to nil in 2007.
Net Income (Loss) Attributable to Holders of Ordinary Shares. Net income attributable to holders of ordinary shares decreased by 59.8% from RMB240.9 million in 2007 to RMB96.8 million in 2008, as a result of the cumulative effect of the above factors. The net impact resulting from loss of the WoW license and other charges listed above was a reduction in net income of approximately RMB251.5 million.
B. Liquidity and Capital Resources
Cash Flows and Working Capital
We have historically financed our operations primarily through the proceeds from the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, the net proceeds from our initial public offering of our ADSs in December 2004, the equity investment received from EA in May 2007 and the net cash inflow from our operating activities before 2009.
As of December 31, 2008 and 2009, we had RMB2,152.6 million and RMB1,675.1 million (US$245.4 million) in cash and cash equivalents, respectively. The decrease of the cash and cash equivalents from 2008 to 2009 was primarily due to a decrease in net cash provided by our operating activities, and, to the less extent, caused by a special and non-recurring cash dividend paid in February 2009 and cash paid according to our share repurchase program. The decrease in cash and cash equivalents between 2007 and 2008 was attributable to royalties paid to game licensors, the purchase of additional servers, payment for equity investments and our share repurchase program, offset in part by the cash receipts from sales of prepaid game points. The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by (used in) operating activities	616,596	692,634	(106,086)	(15,542)
Net cash used in investing activities	(461,586)	(487,513)	(16,276)	(2,384)
Net cash provided by (used in) financing activities	1,174,645	(235,734)	(356,548)	(52,235)
Effect of foreign exchange rate changes on cash	(52,220)	(32,084)	1,405	206
Net increase (decrease) in cash and cash equivalents	1,277,436	(62,696)	(477,505)	(69,955)
Cash and cash equivalents at beginning of year	937,846	2,215,282	2,152,586	315,356
Cash and cash equivalents at end of year	2,215,282	2,152,586	1,675,081	245,401

Operating Activities
Net cash used in operating activities was RMB106.1 million (US$15.5 million) in fiscal 2009, compared to net cash provided by operating activities of RMB692.6 million in 2008. This decrease was mainly due to a decrease in our operating income resulting from the non-renewal of the WoW licence agreement. Net cash provided by operating activities was RMB616.6 million in 2007. This increase in the net cash provided by operating activities from 2007 to 2008 was mainly due to the increased receipts from prepared game points, offset in part by prepaid royalties to Vivendi Games, Inc. and operating expenses.
Investing Activities
Net cash used in investing activities was RMB16.3 million (US$2.4 million) in fiscal 2009, compared to RMB487.5 million in fiscal 2008. The decrease in net cash used in investing activities from 2009 to 2008 was mainly due to reduced equity investments and reduced purchases of property, equipment and software. Net cash used in investing activities was RMB461.6 million in 2007. The increase in net cash used in investing activities from 2007 to 2008 was primarily due to payments for equity investments and savings held in the form of fixed-term deposits.
Financing Activities
Net cash used in financing activities amounted to RMB356.5 million (US$52.2 million), which was primarily attributed to a special and non-recurring cash dividend paid in February 2009 and cash paid according to our share repurchase program. Net cash used in financing activities in fiscal 2008 was RMB235.7 million, representing cash paid according to our share repurchase program. Net cash provided by financing activities in fiscal 2007 was RMB1,174.6 million, reflecting proceeds from issuance of ordinary shares to EA, which was partially offset by cash paid according to our share repurchase program.
As a result of the non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards, which we recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund we may potentially make amounts to approximately RMB200.4 million (US$29.4 million), of which RMB4.0 million (US$0.6 million) was refunded in 2009. The difference between the face value of the point cards and the net proceeds we received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million (US$3.2 million) for year ended December 31, 2009. The advances from customers and deferred revenue relating to these WoW game point cards will be recorded as revenue after the release of legal liability to refund under the respective laws. We have engaged an agent to settle the liability with the game point card holders. As of December 31, 2009, the balance of the advance payment to the agent was RMB43.3 million (US$6.3 million).
We have sufficient cash balances as of December 31, 2009 to meet our operating cash flow requirements and enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming 12 months. As of the date of this filing, we have not identified a product to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our cash flows will be adversely impacted in the next 12 months.

Capital Expenditures
Capital Expenditures. We incurred capital expenditures of RMB464.3 million, RMB93.5 million and RMB44.1 million (US$6.5 million) in 2007, 2008 and 2009, respectively. The capital expenditures principally consisted of purchases of servers, office buildings, computers and other items related to our network infrastructure and license fees. However, if we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds.
C. Research and Development
Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. We intend to increase our internal game development capabilities and license and localize more new games that are attractive to users in China. Our research and development expenses were RMB41.4 million, RMB73.8 million and RMB114.4 million (US$16.8 million) in 2007, 2008 and 2009, respectively.
D. Trend Information
Through our subsidiary C9I and our affiliated entity Shanghai IT we operated WoW in China from June 2005 to June 2009 pursuant to a license agreement with Blizzard Entertainment, Inc. This agreement, which represented approximately 91% of our total revenue in 2008, expired on June 7, 2009. As of the date of this annual report, we have not identified a product to replace the WoW game. If we are unable to acquire, develop or license a product to replace the WoW game, our revenues will be materially impacted in the next 12 months.
E. Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-2 years	3-5 years	5 years
	(in US$)
Operating Lease Obligations	1,142,851	888,855	253,996	—	—
As of December 31, 2009, the total outstanding guaranteed minimum royalty fees we are committed to pay within the next two years under the license agreements for the games which have been launched were as follows:

	RMB	US$

Minimum royalty fees	61,400,000	9,000,000

We committed to incur marketing expenses on certain game not less than RMB17.4 million (US$2.6 million) prior to May 20, 2012.
In addition, our investment obligation includes obligations to pay RMB13.5 million (US$2.0 million) for acquisition of land use right and buildings from 2010 to 2012.

G. Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standard Board, or FASB, issued amendments to ASC 860-10, Transfers and Servicing — Overall (previously SFAS No. 166, Accounting for Transfers of Financial Assets), or ASC 860-10. The amendments limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance in ASC 860-10 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. We do not expect the adoption of this accounting standard will have a material impact on our consolidated financial statements.
In June 2009, the FASB issued amendments to ASC 810-10, Consolidation — Overall (previously SFAS No. 167, Amendments to FASB Interpretation No. 46(R)), or ASC 810-10. The new guidance for VIEs in ASC 810-10 eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This accounting standard will be effective for the company’s fiscal year beginning January 1, 2010. We are currently evaluating the impact of adoption of this accounting standard on our consolidated financial position or result of operations.
In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value, or ASU 2009-05. ASU 2009-05 amends ASC 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of this ASU will not have a material impact on our consolidated financial position or result of operations.
In October 2009, the FASB published ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements (previously EITF 09-3, “Certain Revenue Arrangements That Include Software Elements”), or ASU 2009-14. ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, Software-Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. The amendments also provide additional guidance on how to determine which software, if any, relating to the tangible products would be excluded from the scope of the software revenue guidance. These amendments significantly expand the disclosure requirements of multiple-deliverable revenue arrangements. The provisions of ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on our consolidated financial position or result of operations.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”), or ASU 2009-13. This ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of this accounting standard on our consolidated financial position or result of operations.
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, or ASU 2010-06. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.
H. Safe Harbor
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The names of our current directors and executive officers and their respective ages and positions as of the date of this report are as follows:

Directors and Executive Officers	Age	Position/Title
Jun Zhu	43	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	62	Director
Davin Alexander Mackenzie(1)(2)	49	Independent Director
Chao Y. Wang(1)(2)	45	Independent Director
Ka Keung Yeung(1)(2)	52	Independent Director
Xiaowei Chen*	42	President
George Lai	33	Chief Financial Officer
Lingdong Huang	33	Vice President
Swun Woo Park	37	Vice President
Chris Shen	41	Vice President
Yong Wang	43	Vice President
Xudong He	37	Vice President
Huanxin Jiang	37	Vice President

(1)	Member of Compensation Committee.

(2)	Member of Audit Committee.

*	Ms. Xiaowei Chen will not renew her employment contract with our company, which expires on May 16, 2010. Mr. Jun Zhu, our Chairman and Chief Executive Officer, will assume Ms. Chen’s duties as President of our company after this date.
Each of our officers will hold office until such officer’s successor is elected and duly qualified, or until such officer’s death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “— C. Board Practices — Terms of Directors.”
Biographical Information
Jun Zhu is one of the co-founders of our company. He has served as the chairman of our board of directors and chief executive officer since our inception. Prior to founding The9, Mr. Zhu co-founded Flagholder New Technology Co. Ltd. in 1997, an information technology company based in China, and served as its director from 1997 to 1999. From 1993 to 1997, Mr. Zhu worked at QJ (U.S.A.) Investment, Ltd., a trading company in the United States. Mr. Zhu attended an undergraduate program at Shanghai Jiaotong University.

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
Xudong He has served as our vice president since 2000. He has also served in a number of positions at our company, including as the role of chief operating officer. Prior to joining us, Mr. He held a number of positions at PricewaterhouseCoopers in China, including senior consultant and auditor from 1995 to 2000. Mr. He received his Bachelor’s degree from Fudan University and an MBA degree from Shanghai Jiaotong University. Mr. He is a member of the China Institute of Certified Public Accountants.
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
B. Compensation of Directors and Executive Officers
In 2009, the aggregate cash compensation to our executive officers was approximately RMB28.6 million (US$4.2 million). We paid a total of RMB1.0 million (US$0.1 million) in cash to our non-executive directors for their services in 2009. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Amended 2004 Stock Option Plan
Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. In December 2006, we increased the ordinary shares reserved under our 2004 option plan to 2,449,614 shares. In December 2008, we further increased the ordinary shares reserved in the 2004 option plan to 4,449,614 shares. In November 2009, 270,527 shares expired according to the respective option terms. Of this amount, options to purchase 2,357,501 shares were granted as of April 16, 2010, excluding options forfeited pursuant to the terms of our Amended 2004 Stock Option Plan. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of April 16, 2010. On September 1, 2009, we reduced the exercise price of stock options granted to certain senior officers and directors to $7.36 to reflect the then-current market value.

	Total Number of Ordinary	Exercise
	Shares Underlying Options	Price Range
	Granted†	(in US$)	Expiration date
Jun Zhu	950,000	7.36	May 31, 2012
Yong Wang	*	17.00	November 25, 2009
Chris Shen	*	7.36	November 25, 2009 - March 6, 2012
Chao Y. Wang	*	7.36	November 25, 2009 - November 17, 2013
Ka Keung Yeung	*	7.36	November 25, 2009 - November 17, 2013
Davin Alexander Mackenzie	*	7.36	November 25, 2009 - November 17, 2013
Lingdong Huang	*	7.36-17.00	November 25, 2009 - March 6, 2012
Cheung Kin Au-Yeung	*	7.36	November 17, 2013
Xiaowei Chen	*	7.36	November 17, 2013
George Lai	*	7.36	November 17, 2013
All Directors and Senior Executive Officers as a Group	1,440,452	7.36-17	November 25, 2009 to November 17, 2013
Other Individuals as a Group (other than those listed above)	917,049	12.04-30.90	November 25, 2009 - March 6, 2012

†	Excluding 464,690 options forfeited as of April 16, 2010 pursuant to the terms of our Amended 2004 Stock Option Plan.

*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.
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
C. Board Practices
In 2009, our directors met in person or via telecommunication devices four times and passed resolutions by unanimous written consent seven times. Most directors attended all of the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his/her directorship with us.
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

Committees of the Board of Directors
Audit Committee. In 2009, our audit committee held four meetings and passed resolutions by unanimous written consent three times. Our audit committee consists of Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.
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
Compensation Committee. In 2009, our compensation committee held three meetings and passed resolutions by unanimous written consent once. Our compensation committee consists of Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, all of whom meet the “independence” definition under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:
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

Terms of Directors
Our board of directors are currently divided into two classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors were re-elected at our 2009 annual general meeting and each of them is serving a three-year term until the 2012 annual general meeting or until his successor is duly elected and qualified.
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
D. Employees
As of December 31, 2009, we had 1,010 employees, including 87 in management and administration, 271 in our customer service centers, 383 in game operations, sales and marketing, and 269 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2010, by:
(1) each of our directors and executive officers who are also our shareholders; and
(2) each person known to us to own beneficially more than 5% of our ordinary shares.

As of April 15, 2010, there were 25,512,745 ordinary shares outstanding, which include 391,100 ordinary shares issued to The Bank of New York Mellon, our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes.

Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu(3)	7,349,530	27.6%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
Xiaowei Chen	*	*
George Lai	*	*
Xudong He	*	*
Lingdong Huang	*	*
Swun Woo Park	*	*
Chris Shen	*	*
Yong Wang	*	*
Huanxi Jiang	*	*
All Directors and Senior Executive Officers as a Group(4)	7,698,155	28.6%
Principal shareholders:
Incsight Limited(5)	6,399,530	24.6%
Bosma Limited(6)	4,612,522	18.1%
EA International (Studio and Publishing) Ltd.(7)	3,251,246	12.7%
QVT Financial LP(8)	1,393,688	5.5%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 15, 2010, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 25,512,745 ordinary shares outstanding as of April 15, 2010, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from April 15, 2010.

(3)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu, (ii) options to purchase 950,000 shares held by Mr. Zhu and (iii) warrants to purchase 552,196 ordinary shares of our company that are also held by Incsight Limited. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(5)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu, and (ii) warrants to purchase 552,196 ordinary shares of our company. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(6)	Consists of 4,612,522 ordinary shares held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

(7)	Consists of 3,251,246 ADSs, each representing one ordinary share of our company, owned by EA International (Studio and Publishing) Ltd., a Bermuda corporation, as it reported on the Schedule 13G/A filed with the SEC on December 23, 2009. The address for EA International (Studio and Publishing) Ltd. is LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda.

(8)	Consists of 1,259,213 ordinary shares held by QVT Fund LP and 134,475 ordinary shares held by Quintessence Fund L.P., as reported by QVT Financial LP on the Schedule 13G/A February 10, 2010. QVT Financial LP is the investment manager for QVT Fund LP and Quintessence Fund LP and has the power to direct the vote and disposition of ordinary shares held by each fund. QVT Financial LP is a Delaware limited liability company, with an address at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

As of April 15, 2010, approximately 61.5% of the issued and outstanding shares were held by the record shareholders in the United States, including 15,700,346 ADSs, representing 15,700,346 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.
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
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B. Related Party Transactions
Arrangements with Affiliated PRC Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in Internet content provision, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT. C9I Shanghai had entered into contractual arrangements with Shanghai IT and The9 Computer to jointly operate WoW in mainland China and to share the revenues from operating WoW in China before June 7, 2009.
Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China. Shanghai IT is owned by Jun Zhu, our chairman and chief executive officer and shareholder, and Yong Wang, our vice president. Shanghai Jiucheng Advertisement, which is wholly-owned by Shanghai IT, holds the requisite business license for an advertising entity in China.
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
We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Fangda Partners, subject to the interpretation and implementation of the GAPP Circular, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

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

Investments in Affiliated Companies
In July 2006, we invested in Infocomm Asia Holdings Pte. Ltd, or IAH. As of December 31, 2007, our company’s investment represents an 11.4% equity interest in IAH on an “as converted” basis. The convertible and redeemable preferred shares are debt securities and are recorded as available-for-sale investment. In 2007, we recognized RMB13,643,131 for change in the fair value of the investment in IAH in other comprehensive income. IAH holds exclusive licenses to operate GE and Hellgate: London in eight southeast Asia countries.
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
The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai), or 9Webzen Shanghai, a company partially-owned by us, have entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the jointly services agreements. The share revenue from 9Webzen Shanghai amounted to RMB0.8 million, RMB0.7 million and RMB0.5 million (US$0.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts due from 9Webzen Shanghai amounted to RMB0.6 million and RMB1.1 million (US$0.2 million) as of December 31, 2008 and 2009, respectively.
Stock Option Grants
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Amended 2004 Stock Option Plan.”
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1,570,000 (US$230,006). As of the date of this annual report, we have appealed the judgment and the case is pending.
In May 2009, our affiliated entity Shanghai IT filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for unfair competition. The court held an initial hearing in March 2010. As of the date of this annual report, the judgment of the legal proceeding has not been delivered and the case is pending.
In March 2009, we filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for business secret infringement. We are currently awaiting an initial hearing date for the lawsuit.
In June 2009, our company and certain of its affiliates and subsidiaries filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for pre-contractual liability. We are currently awaiting an initial hearing date for the lawsuit.

On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against us in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. As of the date of the filing of this annual report, we plan on filing a motion to dismiss the consolidated complaint, which is currently due on May 3, 2010. The plaintiffs must file their opposition to the motion to dismiss no later than June 17, 2010. We plan on filing a reply to their opposition, which will be due 30 days from the service of their response.
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
Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
2005	28.51	13.69
2006	32.87	15.50
2007	52.44	19.56
2008	28.50	9.97
2009	16.64	6.28

Quarterly Highs and Lows
First Quarter 2008	23.75	15.05
Second Quarter 2008	27.80	18.70
Third Quarter 2008	28.50	16.00
Fourth Quarter 2008	18.46	9.97
First Quarter 2009	16.64	9.16
Second Quarter 2009	15.90	8.62
Third Quarter 2009	10.20	7.08
Fourth Quarter 2009	8.97	6.28
First Quarter 2010	8.66	6.35

Monthly Highs and Lows
September 2009	8.70	7.08
October 2009	8.97	7.25
December 2009	8.16	7.18
January 2010	8.66	6.78
February 2010	7.34	6.35
March 2010	7.49	6.64
April 2010 (through April 15, 2010)	7.33	6.84
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
As of the date of this annual report, our authorized share capital is US$1,000,000, consisting of 100,000,000 ordinary shares, par value of US$0.01 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder or shareholders together holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.
A quorum required for a meeting of shareholders consists of holders of not less than one-third of all outstanding shares entitled to vote. Shareholders’ meetings shall, if required by the Companies Law, be held annually. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. Extraordinary general meetings shall be convened by our board of directors upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares and includes a unanimous written resolution expressly passed as a special resolution. A special resolution is required for important matters such as a change of name, a decrease of our share capital, or amending the memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including an increase of our share capital, the consolidation and division of all or any of our share capital into shares of a larger amount than our existing share capital, and the cancellation of any shares.
Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members in respect thereof.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares as the liquidator deems fair. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.
Variation of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”
Differences in Corporate Law
The Companies Law is modeled after that of English law but does not follow recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.
Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:
•	a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and
•	a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.
In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either:
•	a special resolution of the shareholders of each constituent company voting together as one class, if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company; or
•	a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.
The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to majority vote have been met;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such that a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits. The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts have applied and followed common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (1) an act that is outside the company’s corporate powers or that is illegal, (2) an act constituting a fraud against the minority shareholders where the wrongdoers are themselves in control of the company, and (3) an action requiring a resolution passed by a qualified or special majority that has not been obtained.
Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation, He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.
Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our articles of association allow our shareholders holding not less than 33 per cent of the paid up voting share capital of the company to requisition a shareholder’s meeting.
Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting.
Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed with or without cause, but only by the vote of a majority of the holders of our shares voting at a meeting or the unanimous written resolution of all shareholders.
Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, our company may be dissolved, liquidated or wound up only by the vote of at least two-third holders of our shares voting at a meeting or the unanimous written resolution of all shareholders.
Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of at least a majority of the shares of such class or with the sanction of a resolution passed by at least a majority of the holders of such class present in person or by proxy at a separate general meeting of the holders of the shares of that class.
Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may be amended with the vote of at least two-third holders of our shares at a meeting or the unanimous written resolution of all shareholders.
Anti-Takeover Provisions in Memorandum and Articles of Association. Some provisions of the memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:
•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
•	create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, we will provide our shareholders with annual audited financial statements.
Shareholder Rights Plan
On January 8, 2009, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on January 22, 2009. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
China’s government imposes control over the convertibility of the RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.5% appreciation of the RMB against the U.S. dollar over the following three years. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
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
Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:
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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2009, we believe we were a PFIC for such year.
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
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2009. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of marketable stock (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2009). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income such holder’s pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are a PFIC (as we believe we were for 2009), you should consult your tax advisors regarding any reporting requirements that may apply to you.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2009 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.
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
Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on the ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.
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
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
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

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of the ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or ordinary shares.
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
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not Applicable.
G. Statement by Experts
Not Applicable.
H. Documents on Display
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.5% appreciation of RMB against the U.S. dollar over the following three years. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
The Bank of New York Mellon, our ADS depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we were entitled to receive US$305,000 from the depositary as reimbursement for legal fees and administrative expenses, and as of the date of this annual report we have received US$214,162 for the year 2009 after deducting withholding tax.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Shareholder Rights Plan
On January 8, 2009, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on January 22, 2009. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$19.5 per ordinary share, subject to adjustment.
The Rights will expire on January 8, 2019, subject to our right to extend such date and are exercisable only if a person or group obtains ownership of or announces a tender offer for 15% or more of our voting securities (including our company’s ADSs representing ordinary shares). Upon exercise, all Rights holders except the potential acquirer will be entitled to acquire our shares or the acquirer’s shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the acquisition by a person or group of 15% or more of our voting securities (which for these purposes include ADSs representing ordinary shares), or exchange the Rights, in whole or in part, at an exchange ratio of one ordinary share, and of other securities, cash or other assets deemed to have the same value as one ordinary share, per Right, subject to adjustment.
The Rights were not distributed in response to any specific effort to acquire control of our company.
Use of Proceeds
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2009. That attestation report appears below.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The9 Limited:
We have audited the internal control over financial reporting of The9 Limited and its subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 16, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”), effective January 1, 2009.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 16, 2010
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors until September 17, 2009, and Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors starting from September 28, 2009, for the periods indicated below.

	2008	2009
	RMB	RMB	US$
Audit fees(1)	9,010,045	7,067,896	1,035,453
Audit-related fees(2)	2,089,865	1,652,614	242,109
Tax fees(3)	753,641	155,030	22,712
All other fees	10,239	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of consent letters and other audit-related services for the years ended December 31, 2008 and 2009.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations, such as tax advice related to employee share-based compensation.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below is a summary of the ADSs repurchased by us under the stock buy-back program announced on September 12, 2008. The program ended on September 12, 2009 and no ADSs were repurchased after that date. All ADSs were purchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased as	Shares that May
			Part of Publicly	Yet Be
	Total Number of	Average Price	Announced	Purchased
Period	ADSs Purchased	Paid per ADS(1)	Plan(2)	Under the Plan(1)
November 1 - November 30, 2008	156,176	$11.55	156,176	$1,804,383
December 1 - December 31, 2008	633,961	$12.47	633,961	$7,903,532
January 1 - January 31, 2009	320,920	$14.49	320,920	$4,651,718
February 1 - February 28, 2009	365,099	$14.21	365,099	$5,189,669
March 1 - March 31, 2009	681,594	$11.98	681,594	$8,168,228
April 1 - April 30, 2009	357,497	$13.87	357,497	$4,958,363
Total	2,515,247	$12.99	2,515,247	$32,675,893

(1)	Each of our ADSs represents one ordinary share.

(2)	The repurchase plan was publicly announced on September 12, 2008 and provides for the repurchase of up to $50.0 million of our ADSs. The program ended on September 12, 2009.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective on September 17, 2009, we dismissed PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as our principal accountant. On September 28, 2009, we appointed Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) to replace PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent registered public accounting firm for the fiscal year ended December 31, 2009. Our audit committee and board of directors recommended, authorized and approved the change in our independent registered public accounting firm.
During the two fiscal years ended December 31, 2008 and through September 17, 2009, there were no disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements.
PwC’s audit reports on our consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2008 and through September 17, 2009, there were no other “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that in 2007, PwC expressed an opinion that we did not maintain effective control over financial reporting, which was due to a lack of sufficient and appropriate knowledge, experience and training in the interpretation and application of U.S. GAAP. Specifically, we did not meet the financial reporting requirements for certain areas, including the recording and disclosure relating to the assessment and determination of functional currency, accounting for financial subsidies, accounting for certain types of stock option transactions, accounting for certain services provided to vendors, and accounting for certain investments in preferred stock. Adjustments for the above mentioned areas were incorporated into our final consolidated financial statements for the year ended December 31, 2007 as a result of the involvement of PwC.
During 2008, we completed the following remediation efforts specifically designed to address the material weakness previously identified for 2007:
• we hired a new chief financial officer, a new financial director and a new internal audit director, each of whom has solid knowledge of and experience with U.S. GAAP and SOX compliance; and
• we provided various U.S. GAAP and SOX training to our accounting staff, finance department and internal audit department.
PwC expressed an opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008.
During the years ended December 31, 2007 and 2008 and through September 27, 2009, neither our company nor anyone on our behalf has consulted with Deloitte with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements, and neither a written report nor oral advice was provided to the company that Deloitte concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.
We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of PwC’s letter dated April 16, 2010 is attached herewith as Exhibit 15.5.
ITEM 16G. CORPORATE GOVERNANCE
We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.
On November 20, 2008 our board voted to increase the maximum aggregate number of ordinary shares which may be subject to option or stock purchase rights pursuant to our 2004 Share Option Plan. We understand Nasdaq Marketplace Rule 5635(c) requires us to obtain shareholder approval prior to adopting or materially amending an equity compensation plan (including stock option plans). We also understand we can elect to follow “home country practices” in lieu of the requirements of Nasdaq Marketplace Rule 5635(c). The Companies Law (2007 Revision) of the Cayman Islands does not require us to obtain shareholder approval for amending existing equity incentive plans, nor is doing so required under our amended and restated memorandum and articles of association. In this instance we elected to follow “home country practice” and did not seek shareholder approval in connection with amending the 2004 Share Option Plan.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Document
1.1
Amended and Restated Memorandum and Articles of Association of The9 Limited (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2009)

2.1
Specimen American Depositary Receipt of The9 Limited (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2
Specimen Certificate for Ordinary Shares of The9 Limited (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

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
4.7
Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8
Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9
Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10
Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11
Shareholders Agreement, dated March 10, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12
License and Distribution Agreement, dated February 3, 2004, by and between Vivendi Games, Inc. (formally known as Vivendi Universal Games Inc.) and China The9 Interactive (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13
Term Sheet, dated March 10, 2004, by and among C9I, China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14
Amendment to Term Sheet, dated September 29, 2004, by and between China Interactive (Singapore) Pte Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15
Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated July 4, 2003, between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai CITIC Square Co., Ltd. with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16
Subscription and Purchase Agreement, dated April 2, 2004, by and among The9 Limited, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

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

8.1	*	Subsidiaries of The9 Limited

Exhibit Number		Document
11.1
Amended Code of Business Conduct and Ethics of The9 Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Fangda Partners

15.3	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.4	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.5	*	Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company to SEC regarding the disclosure in Item 16F

*	Filed with this Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE9 LIMITED
By	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer
Date: April 16, 2010

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of The9 Limited:
We have audited the accompanying consolidated balance sheet of The9 Limited and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Group adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF THE9 LIMITED:
In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of The9 Limited (the “Company”) and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). The presentation of noncontrolling interests was retrospectively applied in the accompanying 2007 and 2008 consolidated financial statements.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
July 15, 2009 except for the effects of the change of presentation of noncontrolling interests as discussed in note 2 to which the date is April 16, 2010

THE9 LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
					(Note 3)
Revenues:
Online game services		1,330,977,217	1,800,313,225	795,476,714	116,537,997
Other revenues		19,152,227	5,816,996	7,152,637	1,047,867

		1,350,129,444	1,806,130,221	802,629,351	117,585,864

Sales taxes		(70,522,616)	(94,639,527)	(42,113,498)	(6,169,662)

Net revenues		1,279,606,828	1,711,490,694	760,515,853	111,416,202

Cost of services		(700,046,829)	(997,948,540)	(712,472,751)	(104,377,848)

Gross profit		579,559,999	713,542,154	48,043,102	7,038,354

Operating expenses:
Product development		(41,430,087)	(73,819,607)	(114,443,552)	(16,766,075)
Sales and marketing		(103,263,236)	(103,725,123)	(112,517,602)	(16,483,922)
General and administrative		(180,297,691)	(319,298,044)	(225,051,424)	(32,970,220)
Impairment of equipment, intangible assets and goodwill	4,9,10,11,13	(18,704,416)	(82,149,755)	(78,871,643)	(11,554,761)

Total operating expenses		(343,695,430)	(578,992,529)	(530,884,221)	(77,774,978)

Profit (loss) from operations		235,864,569	134,549,625	(482,841,119)	(70,736,624)
Interest income, net		50,655,699	56,690,807	30,501,101	4,468,436
Other (expenses) income, net		(30,053,620)	(18,967,099)	61,840,303	9,059,656

Income (loss) before income taxes, impairment loss on investments and share of loss in equity investments		256,466,648	172,273,333	(390,499,715)	(57,208,532)
Income tax (expense) benefit	15	(9,268,632)	(47,928,533)	5,535,866	811,009

Income (loss) before impairment loss on investments and share of loss in equity investments		247,198,016	124,344,800	(384,963,849)	(56,397,523)

Impairment loss on investments	7,8	(627,380)	(25,922,363)	(22,412,269)	(3,283,416)
Share of loss in equity investments, net of taxes	7	(5,678,682)	(2,241,135)	(2,555,515)	(374,385)

Net income (loss)		240,891,954	96,181,302	(409,931,633)	(60,055,324)
Less: Net loss attributable to noncontrolling interest		—	(654,734)	(4,779,226)	(700,161)

Net income (loss) attributable to holders of ordinary shares		240,891,954	96,836,036	(405,152,407)	(59,355,163)

Other comprehensive income (loss):
Unrealized gain on available-for-sale investments	8	13,643,131	—	—	—
Transfer to earnings of other-than-temporary impairment loss on available-for-sale investments	8		—	(13,643,131)	(1,998,730)

Comprehensive income (loss) attributable to holders of ordinary shares		254,535,085	96,836,036	(418,795,538)	(61,353,893)

	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
					(Note 3)
Net income (loss) attributable to holders of ordinary shares per share	23
- Basic		8.79	3.50	(15.94)	(2.34)

- Diluted	23	8.72	3.50	(15.94)	(2.34)

Weighted average number of shares outstanding	23
- Basic		27,406,263	27,664,687	25,414,620	25,414,620

- Diluted	23	27,640,626	27,704,201	25,414,620	25,414,620

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

		December 31,	December 31,	December 31,
	Notes	2008	2009	2009
		RMB	RMB	US$
				(Note 3)
ASSETS
Current assets:
Cash and cash equivalents		2,152,585,574	1,675,081,345	245,400,803
Short-term investments		68,039,221	—	—
Accounts receivable, net of allowance for doubtful accounts of 2008: RMB21.3 million, 2009: RMB22.2 million (US$3.2 million)		8,323,084	920,214	134,812
Due from related party	22	637,708	1,110,424	162,678
Advances to suppliers	4	1,435,781	44,132,089	6,465,388
Prepayments and other current assets		68,371,912	77,896,385	11,411,885
Prepaid royalties	4,6	138,843,227	—	—
Deferred costs	4,6	55,748,737	1,516,601	222,183
Deferred tax assets, current	15	—	2,139,896	313,497

Total current assets		2,493,985,244	1,802,796,954	264,111,246

Investments in equity investees	7	291,642,529	308,806,125	45,240,353
Available-for-sale investments	8	29,218,400	—	—
Property, equipment and software	9	200,034,094	75,977,200	11,130,723
Goodwill	10	30,199,751	—	—
Intangible assets	11	136,129,801	51,628,286	7,563,587
Land use right	12	81,798,755	79,877,847	11,702,171
Long-term deposits		—	603,910	88,473
Deferred tax assets, non-current	15	—	5,267,185	771,647

Total assets		3,263,008,574	2,324,957,507	340,608,200

LIABILITIES
Current liabilities:
Accounts payable		29,758,563	35,013,675	5,129,532
Income tax payable		56,680	29,947	4,387
Other taxes payable		99,416,815	6,270,518	918,636
Advances from customers	4	143,464,990	11,154,437	1,634,134
Deferred revenue	4	201,645,952	10,933,464	1,601,762
Refund of game points	4	—	196,401,440	28,772,974
Other payables and accruals	16	69,423,536	51,704,425	7,574,741

Total current liabilities		543,766,536	311,507,906	45,636,166

Commitments and contingencies	25

EQUITY
The9 Limited shareholders’ equity:
Ordinary shares (US$0.01 par value; 100,000,000 shares authorized, 26,817,688 shares issued and outstanding as of December 31, 2008, and 25,121,645 shares issued and outstanding as of December 31, 2009)		2,190,645	2,051,712	300,578
Additional paid-in capital		2,128,607,581	2,069,616,975	303,200,600
Statutory reserves	24	24,836,354	28,071,982	4,112,569
Accumulated other comprehensive income		13,643,131	—	—
Retained earnings (deficit)		549,964,327	(88,364,685)	(12,945,500)

Total The9 Limited shareholders’ equity		2,719,242,038	2,011,375,984	294,668,247
Noncontrolling interest		—	2,073,617	303,787

Total equity		2,719,242,038	2,013,449,601	294,972,034

Total liabilities and equity		3,263,008,574	2,324,957,507	340,608,200

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	The9 Limited shareholders’ equity
	Ordinary shares
	(US$0.01 par value)
	Number of		Additional paid-in	Statutory	Accumulated other	Retained earnings	Noncontrolling	Total
	shares	Par value	capital	reserves	comprehensive income	(deficit)	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006	24,688,038	2,041,673	941,786,807	20,745,422	—	371,584,385	—	1,336,158,287

Net income						240,891,954		240,891,954
Issuance of ordinary shares	4,506,829	344,944	1,251,501,403	—	—	—		1,251,846,347
Issuance of ordinary shares from stock option exercise	179,436	13,785	24,136,264	—	—	—		24,150,049
Repurchase and retirement of American Depositary Shares(“ADSs”) (Note 18)	(611,115)	(49,939)	(45,635,968)	—	—	(61,641,478)		(107,327,385)
Employee share based compensation (Note 21)	—	—	46,728,166	—	—	—		46,728,166
Unrealized gain on available-for-sale investments (Note 8)	—	—	—	—	13,643,131	—		13,643,131

Balance as of December 31, 2007	28,763,188	2,350,463	2,218,516,672	20,745,422	13,643,131	550,834,861	—	2,806,090,549

Net income(loss)	—	—	—	—	—	96,836,036	(654,734)	96,181,302
Recognition of noncontrolling interest							654,734	654,734
Issuance of ordinary shares from stock option exercise	72,583	5,067	8,840,640	—	—	—		8,845,707
Repurchase and retirement of ADSs (Note 18)	(2,018,083)	(164,885)	(150,799,327)	—	—	(93,615,638)		(244,579,850)
Employee share based compensation (Note 21)	—	—	52,049,596	—	—	—		52,049,596
Appropriations to statutory reserves (Note 24)	—	—	—	4,090,932	—	(4,090,932)		—

Balance as of December 31, 2008	26,817,688	2,190,645	2,128,607,581	24,836,354	13,643,131	549,964,327	—	2,719,242,038

	The9 Limited shareholders’ equity
	Ordinary shares
	(US$0.01 par value)
	Number of		Additional paid-in	Statutory	Accumulated other	Retained earnings	Noncontrolling
	shares	Par value	capital	reserves	comprehensive income	(deficit)	interest	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	(405,152,407)	(4,779,226)	(409,931,633)
Recognition of noncontrolling interest in exchange for product development expenses	—	—	—	—	—	—	3,094,220	3,094,220
Dividend distribution (Note 17)	—	—	—	—	—	(201,028,477)	—	(201,028,477)
Issuance of ordinary shares from stock option exercise (Note 21)	29,067	1,985	1,458,898	—	—	—	—	1,460,883
Repurchase and retirement of ADSs (Note 18)	(1,725,110)	(140,918)	(127,927,178)	—	—	(28,912,500)	—	(156,980,596)
Employee share-based compensation (Note 21)	—	—	70,234,857	—	—	—	1,001,440	71,236,297
Appropriations to statutory reserves (Note 24>)	—	—	—	3,235,628	—	(3,235,628)	—	—
Transfer to earnings of other-than-temporary impairment loss on available-for-sale investment (Note 8)	—	—	—	—	(13,643,131)	—	—	(13,643,131)
Conversion of a loan into equity of a variable interest entity subsidiary (“VIE subsidiary”)	—	—	(2,757,183)	—	—	—	2,757,183	—

Balance as of December 31, 2009	25,121,645	2,051,712	2,069,616,975	28,071,982	—	(88,364,685)	2,073,617	2,013,449,601

Balance as of December 31, 2009 (US$ except share data, Note 3)	25,121,645	300,578	303,200,600	4,112,569	—	(12,945,500)	303,787	294,972,034

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
					(Note 3)
Cash flows from operating activities:
Net income (loss)		240,891,954	96,181,302	(409,931,633)	(60,055,324)
Adjustments for:
Deferred taxes	15	(29,083,755)	34,474,878	(7,407,081)	(1,085,144)
Gain on disposal of property, equipment and software		(275)	(29,717)	(490,369)	(71,840)
Impairment of intangible assets	11	18,704,416	73,248,491	27,507,199	4,029,827
Impairment of goodwill	4,10	—	—	30,199,751	4,424,289
Impairment loss on investments	7,8	627,380	25,922,363	22,412,269	3,283,416
Impairment on equipment	9	—	8,901,264	21,164,693	3,100,645
Depreciation and amortization of property, equipment and software	9	122,658,272	207,787,590	123,028,739	18,023,812
Amortization of land use right	12	1,440,684	1,920,910	1,920,908	281,415
Amortization of intangible assets	11	87,865,492	88,886,444	49,481,516	7,249,083
Share of loss in equity investments, net of taxes	7	5,678,682	2,241,135	2,555,515	374,385
Allowance for doubtful accounts		—	20,733,448	855,130	125,277
Provision for prepaid royalties and deferred costs	4,6	—	3,882,516	160,069,079	23,450,253
Provision for advances to suppliers and prepayment for equipment	4	—	55,191,282	—	—
Provision for prepayments and other current assets		—	8,065,933	—	—
Exchange loss(gain)		51,039,667	31,657,480	(1,405,166)	(205,858)
Stock based compensation expense	21	46,728,166	52,049,596	71,236,297	10,436,176
Recognition of noncontrolling interest in exchange for product development expenses		—	654,734	3,094,220	453,306
Change in accounts receivable		(12,029,785)	(6,999,641)	6,547,740	959,249
Change in due from related party		—	(637,708)	(472,716)	(69,253)
Change in advances to suppliers		924,191	(1,195,620)	(42,696,308)	(6,255,044)
Change in prepayments and other current assets		(14,820,065)	(38,849,005)	32,128,649	4,706,874
Change in prepaid royalties		(44,379,175)	(70,788,361)	17,227,594	2,523,857
Change in deferred costs		(14,434,071)	(7,989,724)	15,778,691	2,311,591
Change in long-term deposits		(454,212)	454,212	(603,910)	(88,473)
Change in accounts payable		38,986,999	(14,360,918)	5,529,144	810,024
Change in due to related parties		(255,745)	(77,052)	—	—
Change in income tax payable		2,329,457	(2,272,777)	(26,733)	(3,916)
Change in other taxes payable		31,645,034	44,182,027	(93,146,297)	(13,646,010)
Change in advances from customers		30,115,182	25,308,833	(104,601,759)	(15,324,244)
Change in deferred revenue		55,613,580	34,729,841	(41,111,862)	(6,022,922)

Change in other payables and accruals		(3,195,793)	19,360,340	5,071,097	742,920

Net cash provided by (used in) operating activities		616,596,280	692,634,096	(106,085,603)	(15,541,629)

	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Cash paid for equity investees and available-for-sale investments	(10,000,000)	(299,365,918)	(26,837,000)	(3,931,643)
Loan receivable	—	—	(13,660,000)	(2,001,201)
Proceeds from disposal of investments in equity investees	38,691,099	—	—	—
Cash paid for short-term investments	—	(795,162,471)	—	—
Proceeds from maturities of short-term investments	—	728,000,000	68,039,221	9,967,802
Proceeds from disposal of property, equipment and software	8,415	184,110	532,644	78,033
Purchase of property, equipment and software	(269,214,504)	(96,515,362)	(20,452,845)	(2,996,359)
Purchase of land use right	(85,160,349)	—	—	—
Purchase of intangible assets	(135,910,465)	(24,652,900)	(23,897,622)	(3,501,021)

Net cash used in investing activities	(461,585,804)	(487,512,541)	(16,275,602)	(2,384,389)

Cash flows from financing activities:
Proceeds from stock option exercise	30,126,359	8,845,707	1,460,883	214,020
Proceeds from issuance of ordinary shares	1,251,846,347	—	—	—

Dividend paid	—	—	(201,028,477)	(29,450,838)
Repurchase of ADSs	(107,327,385)	(244,579,850)	(156,980,596)	(22,997,787)

Net cash provided by (used in) financing activities	1,174,645,321	(235,734,143)	(356,548,190)	(52,234,605)

Effect of foreign exchange rate changes on cash	(52,219,757)	(32,083,695)	1,405,166	205,858

Net change in cash and cash equivalents	1,277,436,040	(62,696,283)	(477,504,229)	(69,954,765)

Cash and cash equivalents, beginning of year	937,845,817	2,215,281,857	2,152,585,574	315,355,568

Cash and cash equivalents, end of year	2,215,281,857	2,152,585,574	1,675,081,345	245,400,803

Supplemental disclosure of cash flow information:
Cash paid for income taxes	36,739,365	23,405,934	6,454,702	945,619

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	1,615,962	1,072,640	736,608	107,914
Accrual related to the purchase of intangible assets	3,652,300	—	—	—
Conversion of a loan into equity of a VIE subsidiary	—	—	2,757,183	403,930
The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2009:

	Date of	Place of		Interest held
Name of entity	incorporation	incorporation	Relationship	Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	HongKong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Limited. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	HongKong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Co., Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	HongKong	Subsidiary	100%	—
China The9 Interactive (Beijing) Co., Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Co., Ltd. (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
Asian Success development Limited (“Asian Success”)	August-07	HongKong	Subsidiary	100%	—
China Crown Technology Limited (“China Crown Technology”)	November-07	HongKong	Subsidiary	100%	—
Champ Base Development Limited (“Champ Base”)	January-08	HongKong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	HongKong	Subsidiary	100%	—
TDC (Asia) Limited (“TDC Asia”)	April-09	BVI	Subsidiary	—	100%
Shanghai The9 Information Technology Co., Limited (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None (Note 5)
Shanghai Jiucheng Advertisement Co., Limited. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	VIE subsidiary	None (Note 5)
Nanjing Youqu Software Development Co., Limited (“Nanjing Youqu”)	November-07	PRC	VIE subsidiary	45% (Note 5)
Hangzhou Fire Rain Network Technology Co., Limited (“Fire Rain”)	December-08	PRC	VIE subsidiary	20% (Note 5)
Nanjing Star-matrix Software Information & Technology Co., Limited (“Xingli Fangzhen”)	March-09	PRC	VIE subsidiary	45% (Note 5)
Shenzheng Fatiaocheng Technology Co., Limited (“Fatiaocheng”)	June-09	PRC	VIE subsidiary	None (Note 5)

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”.
The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan).
In February 2004, the Group obtained an exclusive license to localize and promote World Of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China and commercially launched the localized WoW in June 2005. The license term continued for four years following the commercial launch of the localized WoW. Commencing in April 2008 and through the end of March 2009, the Company and Blizzard Entertainment Inc. (“Blizzard”), the licensor of WoW, conducted ongoing negotiations with respect to the Company continuing as the operator of WoW in mainland China. On April 16, 2009, the Company learned that the WoW license would be licensed to another China-based online game company. The Company believed that an agreement by which the Company would continue to operate WoW beyond the expiration of the then existing license was imminent. The WoW license was not renewed upon expiration on June 7, 2009. Refer to Note 4 for impairment and certain other charges recorded relating to the expiration and non-renewal of the WoW license.
In 2007, the Group commercially launched two MMORPGs, Soul of the Ultimate Nation (“SUN”) and Granado Espada (“GE”). In 2009, the Group commercially launched one additional MMORPG, Atlantica, one casual game, EA Sports™ FIFAn online 2 and one web game, Jiu Zhou Zhan Ji.
2. PRINCIPAL ACCOUNTING POLICIES
<1> Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
<2> Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.
VIEs are consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
<3> Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the valuation of non-marketable equity investments and determination of other-than-temporary impairment, revenue recognition, assessment of recoverability of long-lived assets, estimated useful life of property, equipment and software and intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, refund of game points and contingency. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation
The Group’s reporting and functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB, i.e., foreign currencies, are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). The aggregate foreign exchange net loss was RMB51.0 million and RMB31.7 million for the years ended December 31, 2007 and 2008, respectively, and there was a foreign exchange net gain of RMB1.4 million (US$0.2 million) for the year ended December 31, 2009. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive income (loss).
<5> Cash and cash equivalents
Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2008 and 2009, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2008 and 2009 are amounts denominated in US Dollars totaling US$32.1 million and US$11.4 million, respectively.
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 1,929.7 million and RMB1,596.7 million (US$233.9 million) as of December 31, 2008 and 2009, respectively.
<6> Short-term investments
Short-term investments represent bank deposits with an original maturity date over three months and related interest.
<7> Allowance for doubtful accounts
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
<8> Prepaid royalties and deferred costs
In general, there are two types of royalty payments the Group makes to its licensors:
(i)	Royalties paid to the licensors of games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points, and then ultimately recognized as cost of services in the consolidated statements of operations and comprehensive income (loss) based upon the actual usage of the game playing time by the customers or when the likelihood that the Group would provide further services to those customers becomes remote.
(ii)	Royalties payable to the licensors upon players’ charging their accounts are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points, and recognized as an account payable. Deferred costs are recognized as costs of services in the consolidated statements of operations and comprehensive income (loss) based upon the actual usage of the game points by end customers.

<9> Investments in equity investees
Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include: the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. For equity investments over which the Group does not have significant influence or control, cost method of accounting is used. Equity method investments only include non-marketable investments.
The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds.
<10> Available-for-sale investments
Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2008 and 2009, the Group did not hold trading securities or held-to-maturity securities.
When there is objective evidence that an available-for-sale investment is impaired, the cumulative losses from declines in fair value that had been recognized directly in other comprehensive income are removed from equity and recognized in earnings. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. When the Group determines that the impairment of an available-for-sale equity security is other-than-temporary, the Group recognizes an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than- temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost.
<11> Property, equipment and software
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

Before July 2007, the servers and related computer equipment used for WoW were depreciated over the shorter of their estimated useful lives or WoW’s remaining license period, while other servers were depreciated over a period of 3 to 5 years. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched, industry practice and expectation of renewal of WoW license upon expiration, the depreciation lives of all the servers were changed to a consistent period of four years. This is accounted for prospectively from July 1, 2007 as a change in accounting estimate. As a result, the depreciation charge relating to this change in year 2007 is to decrease depreciation expense by approximately RMB25.9 million, to increase profit from operations and net income by RMB25.9 million and RMB22.0 million, respectively, and to increase both basic and diluted earnings per share (“EPS”) by RMB0.8.
In connection with the expiration and nonrenewal of the WoW license, the Group assessed the alternative uses for equipment used in connection with the operation of WoW, and adjusted the expected useful life of the servers and related equipment, and the expected value of the servers and related equipment at the end of the WoW license. See Note 4 for further detail.
<12> Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of interests in its subsidiary. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test in December of each year. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
<13> Intangible assets
Intangible assets consist primarily of intangible assets from business combinations and upfront licensing fees.
The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, such as purchased technology, licenses, domain names, and non-compete agreements, arising from the acquisitions of subsidiaries and VIEs are recognized and measured at fair value upon acquisition and are amortized over the shorter of the useful economic life of acquired assets and the licensing terms of respective licensed games.
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
<14> Land use right
Land use right represents operating lease prepayments to the PRC’s land bureau for usage of the parcel of land where the Group’s office building is located. Amortization is calculated using the straight-line method over the estimated land use right period of 44 years.

<15> Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.
<16> Revenue recognition
Online game services
The Group earns revenue from provision of online game services. The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to end customers. There are two consumption models for our online game services. We recognize revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.
Time consumption model — WoW services
Both prepaid cards and prepaid online points provide customers with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the customer’s online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by end customers or when the likelihood that it would provide further online game service to those customers is remote.
First-time game players are required to purchase CD-Key in order to register a unique code for future game playing. The Group determines whether an arrangement with multiple deliverables consists of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consists of more than one unit of accounting and how consideration should be allocated among the separate units of accounting require significant judgment, including judgment with regard to whether the delivered item(s) has value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments may result in different amounts and timing of revenue recognized. Such CD-Key fees received from distributors are initially recognized as advances from customers. Prior to 2008, CD-Key fees were amortized over one-year period; effective January 1, 2008, they are amortized over the shorter of one year or WoW’s remaining license period ended on June 7, 2009, starting from the time when the game players activate the CD-Key. CD-Key fees are also recognized as revenues when the likelihood that they would provide further online game service to those customers is remote.
Virtual item / service consumption model — other online game services
Players can access certain games free of charges but may use game points for in-game premium features. The distribution of points to end customers is typically made by sales of prepaid game cards and prepaid online points. Fees for prepaid game cards are deferred when received. Revenue is recognized over the estimated life of the premium features or as the premium features are consumed.
Future usage patterns of end users may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group will continue to monitor the operational statistics and usage patterns.

Other revenues
Other revenues include those generated from short message services, game operating support, website solutions and advertisement, licensing revenue, internet protocol television (“IPTV”) services and sales of certain online game related software packages and accessory merchandise.
Short message services
The Group contracts with various Chinese mobile carriers for the transmission of wireless short messaging services. Revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.
Game operating support, website solutions and advertisement
Game operating support, website solutions and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, staff training, maintenance and website advertisements, to other customers. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.
Other revenues
Other revenues mainly represent revenue from contracts with a Chinese mobile carrier for development and maintenance of games operated on IPTV, sales of certain online game related software packages and accessory merchandise, and licensing revenue from the Group’s self-developed game. IPTV revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated. Products revenue is recognized when the products and services are delivered and the collection of the related fees is reasonably assured. Licensing revenue is recognized over the license period.
Sales tax
The Group is subject to sales tax at a rate of 5% and related surcharges on revenues earned for online game, short message services, game operating support, website solutions and advertisement, licensing revenue and IPTV services provided in the PRC. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income (loss) and are deducted from gross revenues to arrive at net revenues. In addition, The9 Computer, C9I Shanghai and C9I Beijing pay sales tax at a rate of 5% and related surcharges on the gross revenue derived from its contractual arrangements with Shanghai IT, and these taxes are primarily recorded as general and administrative expenses.
<17> Advances from customers, deferred revenue, and deferred costs
Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs, primarily, prepaid royalties, related to deferred revenue and advances from customers are also deferred. Deferred service costs are recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the related online game’s prepaid fees are recognized as revenue.
<18> Cost of services
Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

<19> Product development costs
For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching of technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. To date, the Group has essentially completed its software development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.
For website and internally used software development costs, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the application and infrastructure development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.
Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.
<20> Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB41.5 million, RMB23.9 million and RMB33.1 million (US$4.8 million) for the years ended December 31, 2007, 2008 and 2009, respectively, were expensed as incurred.
During the years ended December 31, 2007 and 2008, in connection with the Group’s overall promotion for the pre-commercial launch of FIFA Online 2, the Group’s licensed online soccer game, through its CEO, the Group made cash advances to certain soccer agents who helped the Group to promote the China Football Super League in different cities in China through certain soccer clubs in the China Football Super League, excluding a team owned by the CEO, in order to support and promote the soccer market in China. Total cash advances during the years ended December 31, 2007, 2008 and 2009 amounted to approximately RMB10.0 million, RMB29.2 million and nil, respectively. As of December 31, 2008 and 2009, there were no outstanding cash advances recorded in the accompanying balance sheets. No costs have been recorded in connection with these activities as substantially all of the advances have been repaid.
<21> Government grants
Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 21.1 million, RMB 15.8 million and RMB57.0 million (US$8.3 million) for the years ended December 31, 2007, 2008 and 2009, respectively, which were recorded in other income in the consolidated statements of operations and comprehensive income (loss).
<22> Share-based compensation
The Group measures the cost of employee services received in exchange for stock-based compensation at the grant date fair value of the share-based awards. The fair value of the stock-based awards were measured using the Black-Scholes option pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield.
The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2007, 2008 and 2009. Expected volatilities are based on historical volatilities of the Company’s ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on United States (“US”) government bonds issued with maturity terms similar to the expected term of the stock-based awards. While the Company did pay a discretionary cash dividend in January 2009, the Company does not anticipate paying any recurring cash dividends in the foreseeable future.

The Group recognizes compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a 1-4 year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Group uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.
<23> Leases
Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.
<24> Income taxes
Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.
The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense.
<25> Noncontrolling interest
On January 1, 2009, the Group adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations — Overall — Transition and Open Effective Date Information” (previously Statement of Financing Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interest. The presentation regarding noncontrolling interest was retrospectively applied for all the periods presented.
On January 1, 2009, the Group also adopted the provisions of ASC 815-40-15, “Derivatives and Hedging — Contracts in Entity’s Own Equity” (previously EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”). This new standard requires that freestanding financial instruments (or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of ASC 815-40-55 are met and (2) the subsidiary is a substantive entity. The standard also requires an equity-classified instrument (including an embedded feature that is separately recorded in equity) within its scope be presented as a component of noncontrolling interest in the consolidated financial statements in a manner consistent with the conclusions in ASC 810-10-65. The Group applied this standard to the outstanding stock options of The9 Development Center Limited, its wholly-owned subsidiary, and reclassified the net carrying amount of share-based compensation of RMB0.5 million in additional paid-in capital to noncontrolling interest as of January 1, 2009.

<26> Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.
<27> Segment reporting
The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As the Group primarily generates all its revenues from customers in the PRC and all the Group’s long lived assets and operations are located in the PRC, no geographical segments are presented.
<28> Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by owners and distributions to owners. Comprehensive income (loss) includes such items as net income (loss), foreign currency translation adjustments and unrealized gain (loss) on available-for-sale investments.
<29> Certain risks and concentration
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, due from related party and prepayments and other current assets. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.
In the years ended December 31, 2007, 2008 and 2009, total revenue from WoW operations of RMB 1,243.6 million, RMB 1,652.4 million and RMB710.3 million (US$104.1 million), respectively, including online game services and WoW-related product sales, represented approximately 92%, 91% and 88% of the Group’s total revenues, respectively.
Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells in-game items and game playing time primarily through sales of prepaid cards to its customers via Beijing HuiyuanNet Technology Co., Ltd., a national online distributor.
<30> Fair value measurements
On January 1, 2008, the Group adopted ASC 820-10, “Fair Value Measurement and Disclosure — Overall” (previously SFAS No. 157, “Fair Value Measurements”) for financial assets and financial liabilities. As permitted by an amendment to ASC 820-10 that the FASB issued in February 2008 (previously FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”), the Group elected to defer the adoption of ASC 820-10 for all nonfinancial assets and nonfinancial liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820-10 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

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
Level 3 inputs include unobservable inputs to the valuation methodology that reflect management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.
<31> Financial instruments
Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, due from related party, advances to suppliers, prepayments and other current assets, prepaid royalties, available-for-sale investments, accounts payable, and advances from customers. The carrying amount of the Group’s cash and cash equivalents approximates its fair value due to the short maturity of those instruments. Available-for-sale investments are recorded at fair value at the end of each reporting period. The carrying values of accounts receivable, accounts payable, and other financial instruments approximate their market values due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.
<32> Recent accounting pronouncements
In June 2009, the FASB issued amendments to ASC 860-10, “Transfers and Servicing — Overall” (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”). The amendments limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance in ASC 860-10 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The Group does not expect the adoption of this accounting standard will have a material impact on its consolidated financial statements.
In June 2009, the FASB issued amendments to ASC 810-10, “Consolidation — Overall” (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). The new guidance for VIEs in ASC 810-10 eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This accounting standard will be effective for the Group’s fiscal year beginning January 1, 2010. The Group is currently evaluating the impact of adoption of this accounting standard on the Group’s consolidated financial position or result of operations.
In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures — Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of this ASU will not have a material impact on the Group’s consolidated financial position or result of operations.

In October 2009, the FASB published ASU 2009-14, “Software (Topic 985) — Certain Revenue Arrangements that Include Software Elements” (previously EITF 09-3, “Certain Revenue Arrangements That Include Software Elements”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance in ASC Subtopic 985-605, Software-Revenue Recognition. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. The amendments also provide additional guidance on how to determine which software, if any, relating to the tangible products would be excluded from the scope of the software revenue guidance. These amendments significantly expand the disclosure requirements of multiple-deliverable revenue arrangements. The provisions of ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Group’s consolidated financial position or result of operations.
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial position or result of operations.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
3. CONVENIENCE TRANSLATION
The Group maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2009. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. IMPAIRMENT AND CHARGES RELATED TO EXPIRATION OF WOW LICENSE
The Group obtained an exclusive license to localize and promote WoW in China in 2004 and commercially launched the localized WoW in 2005. Commencing in April 2008 and through the end of March 2009, the Company and Blizzard were conducting ongoing negotiations with respect to the Company continuing to operate WoW in mainland China. On April 16, 2009, the Company learned that the WoW license would be licensed to another China-based online game company. The Company had believed that an agreement by which the Company would continue to operate WoW beyond the expiration of the then existing license was imminent. The WoW license was not renewed upon expiration on June 7, 2009.
The Group assessed the recoverability of WoW related assets as of December 31, 2008 and recorded impairment and certain other charges in its consolidated financial statements for the year ended December 31, 2008 as follows:
•	A provision on a receivable amounting to RMB18.0 million from a customer that purchased WoW prepaid player cards from the Group for distribution, as a result of the expiration of the Group’s WoW license on June 7, 2009 and, among other things, the impact on the ongoing relationship with the customer;
•	A RMB3.9 million provision for prepaid royalties;
•	A RMB22.7 million charge to increase the valuation allowance for deferred tax assets, which represented incremental income taxes as a result of non-renewal of the WoW license prior to the evaluation and recording of impairment charges as a result of non-renewal of the WoW license;
•	A RMB68.4 million additional depreciation expense related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement. The Group assessed the alternative uses for equipment used in connection with the operation of WoW, taking into consideration future expected game operations, as well as expected value at the WoW license expiration date. As a result, the Group adjusted the expected useful life of the servers and related equipment, and the expected value of the servers and related equipment at the end of the WoW license. This change in accounting estimate has been accounted for prospectively from January 1, 2008. As a result, the Group recorded additional depreciation expense as a component of cost of service in the amount of RMB68.4 million in 2008 to reflect the change to a shorter expected useful life of the underlying assets. Depreciation expense relating to this change is to decrease both profit from operations and net income by RMB68.4 million, and to decrease both basic and diluted net income attributable to holders of ordinary shares per share by RMB2.47 in 2008.
•	A full provision for prepayments to a vendor, whom had been the Group’s primary supplier of computer servers and related computer equipment, in connection with its purchase of certain fixed assets, including RMB46.5 million originally recorded as prepayments for equipment and RMB8.7 million originally recorded as advances to suppliers. With the non-renewal of WoW license, the Group evaluated a number of factors, including the status of production of the assets underlying the advance prepayments, ability to recover the value of the advances through the possible sale of the fixed assets upon the completion of production, the ability to utilize the servers upon completion of production, as well as the ability to recover the amounts advanced to the vendor and as a result of such assessment, concluded that a full provision in connection with such advances and prepayments was necessary. The provision was recorded as general and administrative expenses for the year ended December 31, 2008.
•	A RMB7.0 million provision on receivable and prepayments and other current assets in connection with Game First International Corporation (“GFD”). As of December 31, 2008, the Group’s outstanding receivable from selling of 100% of its interest in Spring Asia Limited, a wholly owned subsidiary, to a third party in 2006, amounted to RMB7.0 million, including RMB1.4 million recorded in accounts receivable and RMB5.6 million recorded in prepayments and other current assets. The Group assessed the impact of the non-renewal of the WoW license on its ongoing relationship with GFD, whose equity interest is 30% held by Spring Asia Limited, and resulting collectability of this receivable and concluded collection to be unlikely resulting in the recording of impairment charge in the amount of RMB7.0 million recorded in general and administrative expenses for the year ended December 31, 2008.
•	A RMB1.7 million provision on inventories.

The expiration of the WoW license in June 2009 was a trigger event for long-lived assets impairment analysis as of December 31, 2008. The Group determined its long-lived assets group related to WoW operation, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Estimates of future cash flows were developed during the revision of the original budgets by taking into consideration of the non-renewal of WoW license and the operating cash flow estimated to be generated from WoW during the period from January 1 to June 6, 2009, As a result of the impairment test, no impairment was recorded on the WoW asset group, including WoW related goodwill, intangible assets and property, equipment and software as of December 31, 2008.
For the year ended December 31, 2009, the Company recorded the following additional impairment and certain other charges:
•	The Group continued to make prepayment of royalties for WoW until the expiration of the WoW license. As a result of the non-renewal of the WoW license, the Group recognized an impairment loss for prepaid royalties, deferred cost and related prepaid withholding taxes of RMB60.7 million (US$8.9 million), RMB38.1 million (US$5.6 million) and RMB4.4 million (US$0.6 million), respectively, for the year ended December 31, 2009;
•	As a result of change in accounting estimate on the useful life of computer equipment through the end of the WoW license, the Group recorded additional depreciation expense as a component of cost of service in the amount of RMB40.0 million (US$5.9 million) in 2009. Depreciation expense relating to this change is to increase both loss from operations and net loss by RMB40.0 million (US$5.9 million), and to increase both basic and diluted net loss per share by RMB1.57 in 2009.
•	A RMB30.2 million (US$4.4 million) impairment of goodwill following the expiration of the WoW license on June 7, 2009. The Group determined the fair value of the reporting unit related to WoW using the income approach. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenue expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The Group does not expect any revenue from WoW reporting unit after expiration of the WoW license and assessed the fair value of the WoW reporting unit to be zero. Accordingly, the assigned value for goodwill related to WoW was zero and a full impairment was recognized.
•	As a result of non-renewal of WoW license beyond June 7, 2009, the Group announced a refund plan in connection with unactivated WoW game point cards, which the Group recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from the Group. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund the Group may potentially make amounts to approximately RMB200.4 million (US$29.4 million), of which RMB4.0 million (US$0.6 million) was refunded in 2009. The difference between the face value of the point cards and the net proceeds the Group received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million (US$3.2 million) for the year ended December 31, 2009. The advances from customers and deferred revenue relating to these WoW game point cards will be recorded as revenue after the release of legal liability to refund under the respective laws. The Group has engaged an agent to settle the liability with the game point card holders who have claimed a refund. As of December 31, 2009, the balance of the advance payment to the agent was RMB43.3 million (US$6.3 million).
•	As of December 31, 2009, the WoW related computer and equipment and intangible assets have been fully depreciated and no additional impairment was recognized in 2009.
5. VARIABLE INTEREST ENTITIES
The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT, which was designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC, and ii) Gold Engine Soft Co., Ltd. (“GES”), Fire Rain, Nanjing Youqu, Xingli Fangzhen and Fatiaocheng, which are start-up research and development companies developing games funded by the Group.

Shanghai IT is a VIE owned by the Company’s chief executive officer and shareholder. Shanghai IT holds an Internet Content Provider (“ICP”) license and other licenses for online game provision and collects revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. Shanghai Jiucheng Advertisement was established by Shanghai IT in April 2007. The Company does not have any ownership interest in Shanghai IT, or Shanghai Jiucheng Advertisement (collectively “Shanghai IT”). Due to the restrictions on foreign ownership of the provision of online games in the PRC, the Company, through loans to its executive officers and shareholders, established Shanghai IT to hold the necessary licenses for the Group’s operations. For the operation of WoW, subsidiaries of the Company entered into master agreements with Shanghai IT, who merely acted as the provider of domain name granted by the Company and Internet content provider. The Group’s games other than WoW were operated by Shanghai IT. The9 Computer, a wholly-owned subsidiary of the Company, entered into an exclusive technical service agreement to provide technical service to Shanghai IT. In addition, The9 Computer entered into a series of agreements with the equity owners including equity pledge agreements and call option agreements which effectively assigned virtually all of the equity owners’ rights to the Company, including the right to declare dividends and an option to acquire all of the equity shares of Shanghai IT. As a result, the Group effectively assumed all of the economic risks and rewards of ownership associated with Shanghai IT and has exclusive rights to benefit from Shanghai IT’s licenses and generally has control of Shanghai IT. Accordingly, the Group is the primary beneficiary of Shanghai IT and has included Shanghai IT in its consolidated financial statements since its establishment.
GES is a game studio established by a Korean MMORPG development team in June 2008. Fire Rain and Fatiaocheng are game studios located in different cities in the PRC, primarily engaged in the development of MMORPGs. The Group has arrangements with each of GES, Fire Rain and Fatiaocheng whereby the Group provided substantial subordinated financial support or obtained equity interests in these entities. These entities are primarily involved in developing online games which the Group has acquired or has an option to acquire exclusive licenses in Mainland China or worldwide for the game under development. Under these arrangements, the majority equity owners have limited ability to make decisions that significantly affect the entities’ operations, and the Group effectively assumed a majority of economic risks associated with these entities and has the obligation to absorb a majority of the entities’ expected losses and the right to receive a majority of the entities’ expected residual returns. The Group is the primary beneficiary of these entities and has included them in its consolidated financial statements in 2008, 2009 and 2009, respectively. As of December 31, 2009, the Group holds equity interest of 19.9%, 20% and Nil of GES, Fire Rain and Fatiaocheng, respectively.
In November 2009, the Board of GES determined to dissolve GES and transfer the copyright of the game developed by GES to the Group. GES was deconsolidated as of December 31, 2009. The loss on deconsolidation of RMB6.6 million (US$1.0 million) was recorded in product development expenses in 2009.
Nanjing Youqu and Xingli Fangzhen are game studios located in Nanjing, primarily engaged in the development of MMORPGs. The Group has arrangements to provide substantial subordinated financial support to Nanjing Youqu. Nanjing Youqu was primarily involved in developing an online game for the Group. In March 2009, the Group and the founder of Nanjing Youqu restructured the arrangements to establish Xingli Fangzhen,and transfer Nanjing Youqu’s business to Xingli Fangzhen. The Group provided substantial subordinated financial support and obtained equity interests in Xingli Fangzhen. Xingli Fangzhen continued the game development. The Group has an option to acquire the remaining equity interests at a pre-determined price under certain conditions. Under these arrangements, the majority equity owners have limited ability to make decisions that significantly affect the operations of Xingli Fangzhen. The Group effectively assumed a majority of economic risks associated with these entities and has the obligation to absorb a majority of the entities’ expected losses and the right to receive a majority of the entities’ expected residual returns. The Group is the primary beneficiary of these entities and has included them in its consolidated financial statements in 2009. As of December 31, 2009, the Group holds 45% equity interest of Xingli Fangzhen and Nanjing Youqu.

Summary financial information of Shanghai IT, GES, Fire Rain, Nanjing Youqu, Xingli Fangzhen and Fatiaocheng included in the accompanying consolidated financial statements is as follows:

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)

Total assets	381,112,019	167,391,153	24,522,942
Total liabilities	390,300,757	251,945,913	36,910,285

	December 31,	December 31,	December 31,	December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$ (Note 3)

Revenue	1,161,936,046	1,801,713,116	802,074,406	117,504,564
Net income(loss)	(23,419,962)	14,501,809	(79,376,759)	(11,628,761)
6. PREPAID ROYALTIES AND DEFERRED COSTS
Other than impairment related to WoW operation disclosed in Note 4, due to weaker than expected operating performance of certain games other than WoW, the Group also recognized an impairment loss for prepaid royalties and deferred costs of RMB60.9 million (US$8.9 million) and RMB0.4 million (US$0.05 million), respectively, for the year ended December 31, 2009. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive income (loss).
7. INVESTMENTS IN EQUITY INVESTEES
The Group’s investments in equity investees comprise the following:

		December 31,	December 31,	December 31,
	Note	2008	2009	2009
		RMB	RMB	US$ (Note 3)

Investments accounted for under equity method:
9 Webzen Limited (“9Webzen Hong Kong”)	7.1<1>	—	—	—
Object Software Limited (“Object Software”)	7.1<2>	5,338,823	4,218,795	618,057
Ideas Corporation (“Ideas”)	7.1<3>	—	—	—
Beijing Zhongqing Shenglian Internet Technology Co., Ltd. (“BZSIT”)	7.1<4>	—	18,564,513	2,719,717

Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	7.2	10,000,000	10,000,000	1,465,008
G10 Entertainment Corporation (“G10”)	7.2	276,303,706	276,022,817	40,437,571

Total		291,642,529	308,806,125	45,240,353

7.1 Investments accounted for under the equity method
The following sets forth the movements of the Group’s investments accounted for under the equity method.

	9Webzen	Object
	Hong Kong	Software	Ideas	BZSIT	Total
	<1>	<2>	<3>	<4>
Balance at December 31, 2007 (RMB)	1,959,572	6,276,702	—	—	8,236,274

Investments	—	—	10,631,317	—	10,631,317
Share of loss in equity investments, net of taxes	(57,317)	(937,879)	(1,245,939)	—	(2,241,135)

Impairment	(1,902,255)	—	(9,385,378)	—	(11,287,633)

Balance at December 31, 2008 (RMB)	—	5,338,823	—	—	5,338,823

Investments	—	—	—	20,000,000	20,000,000
Share of loss in equity investments, net of taxes	—	(1,120,028)	—	(1,435,487)	(2,555,515)

Balance at December 31, 2009 (RMB)	—	4,218,795	—	18,564,513	22,783,308

Balance at December 31, 2009 (US$, unaudited, Note 3)	—	618,057	—	2,719,717	3,337,773

<1> 9Webzen Hong Kong
Since December 2005, the Group holds 30% equity interest in 9Webzen Hong Kong. Both 9Webzen Hong Kong and its subsidiary 9Webzen Limited (Shanghai)(“9Webzen Shanghai”) are principally engaged in the development and operation of an online game. The Group assessed the recoverability of its long term investment in 9Webzen Hong Kong, and recognized impairment provision amounting to RMB1.9 million in March 2008, representing the excess of the carrying value over the estimated fair value of the Company’s equity interest.
<2> Object Software
On April 16, 2004, the Group invested US$4.0 million, comprising US$1.0 million to shareholders of Object Software, an established game developer in China, for existing shares and US$3.0 million to Object Software for the issuance of new ordinary shares, for a 20% equity interest in Object Software.
<3> Ideas
In January 2008, the Group purchased 245,783 common shares from the founders and key shareholders of Ideas, a Korean online game developer, and 245,783 Series A redeemable and convertible Preferred Shares of Ideas for total consideration of US$3.4 million. The Group’s investment cost of $3.5 million (including transaction costs of $0.1 million) was allocated between the common shares with a value of US$1.5 million and preferred shares with a value of US$2.0 million. The Group holds 17% of Ideas’ issued and outstanding common shares and 17% of preferred shares on an as converted basis. The Group accounts for its investment in common shares under the equity method of accounting and classifies the investment in preferred shares as an available-for-sale (“AFS”) investment, which is carried at fair value (Note 8<2>). The Group assessed the recoverability of its investments in Ideas in December 2008 and recognized a full impairment provision amounting to RMB24.0 million (US$3.5 million) for both the investment in common shares and preferred shares in Ideas, as the carrying amount of its investment in Ideas was not recoverable.
<4> BZSIT
In April 2009, the Company entered into a joint venture agreement with a PRC entity, to establish BZSIT, which was primarily engaged in developing, operating and selling electronic battle-platform games. In May 2009, the Company paid RMB20.0 million (US$2.9 million) and obtained 49% equity interest in BJSIT according to the joint venture agreement. The Group has the right to effectively participate in significant operating and financial decisions that are expected to be made in the ordinary course of business of BZSIT and has joint control over BZSIT’s operations. As the Group could exercise significant influence on BZSIT’s operations, the investment is accounted for under the equity method.

7.2 Investments accounted for under the cost method
In April 2007, the Group acquired a 1.5% stake in SIVA, a college in Shanghai, China, for a consideration of RMB10.0 million. The Group accounted for the RMB10.0 million using the cost method of accounting. The investment stake was diluted to 1.31% due to additional capital injected by new investors as of December 31, 2009.
In April 2008, the Group, through China Crown Technology, invested US$38.3 million in the form of cash to subscribe 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities. Accordingly, the Group accounted for the investment in G10 under cost method, with an amount of US$39.5 million (RMB276.3 million), including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and China Crown Technology, the purchase price will be reduced if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010, which would be accounted for as a reduction in the carrying value of the underlying investment at the time any such adjustment is determined to be necessary in accordance with the agreement. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2009.
8. AVAILABLE-FOR-SALE INVESTMENTS
<1> Investment in Infocomm Asia Holdings Pte Ltd. (“IAH”)
The Group acquired 2,000,000 redeemable and convertible preferred shares of IAH, a Singapore online game operator, in July 2006 for a consideration of US$2.0 million (RMB15.6 million). The Group’s investment represents 11.4% of IAH’s equity interest, on an as converted basis. The Group is entitled to convert the preferred shares, at its option, to IAH’s ordinary shares. In addition, the Group has a right to require IAH to redeem the preferred shares after the 4th anniversary of the Group’s acquisition of the preferred shares. The Group recorded the investment in IAH as an available-for-sale investment. For the year ended December 31, 2007, the Group recorded an increase in fair value of the investment of RMB13.6 million in other comprehensive income. As of December 31, 2008, the Group determined that there was no change in fair value of the investment in IAH and that the estimated fair value approximated the carrying value of RMB29.2 million.
In April 2009, the Group entered into a convertible loan agreement with IAH. Under the agreement, IAH issued a US$1.0 million (RMB6.8 million) convertible loan to the Group, which bears an interest of 3% per annum. The Group has an option to convert the loan into ordinary shares of IAH at a fixed price. The Company recorded the investment in convertible loan as an available-for-sale investment.
IAH went into serious financial difficulty in 2009, causing a significant decline in fair value of the Group’s investment in IAH. In late 2009, the Group assessed the recoverability of its investments in IAH and did not expect to recover the cost of preferred shares and convertible loan. The Group determined that the decline in the fair value was other-than-temporary and recognized full impairment loss of RMB36.1 million (US$5.3 million), including preferred shares of RMB29.2 million (US$4.3 million) and convertible loan of RMB6.8 million (US$1.0 million), since the carrying amounts were not recoverable and the estimated fair value was nil. The Group recognized RMB22.4 million (US$3.3 million) impairment loss in earnings and reversed RMB13.6 million (US$2.0 million) unrealized gain that was previously recognized in other comprehensive income (Note 14).
<2> Investment in Ideas preferred shares
As stated in note 7.1<3>, in January 2008, the Group purchased 245,783 Series A Preferred Shares of Ideas and the allocated cost for these preferred shares was US$2.0 million. The redeemable and convertible preferred shares are in the nature of debt securities and were recorded as an available-for-sale investment.

The Group assessed the recoverability of its investments in Ideas in December 2008, and recognized a full impairment provision amounting to RMB9.4 million and RMB14.6 million for the investment in common shares and preferred shares in Ideas, respectively, since there was objective evidence that the investment was impaired and the estimated fair value of the investment in Ideas was nil as of December 31, 2008.
9. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)

Office buildings	58,140,552	58,835,873	8,619,504
Computer and equipment	568,246,083	581,259,400	85,154,983
Leasehold improvements	5,394,067	6,399,643	937,553
Office furniture and fixtures	6,967,302	7,219,856	1,057,715
Motor vehicles	9,046,217	10,411,896	1,525,351
Software	12,705,711	13,690,415	2,005,657
Less: accumulated depreciation and amortization	(451,564,574)	(571,773,926)	(83,765,352)

Impairment provision	(8,901,264)	(30,065,957)	(4,404,688)

Net book value	200,034,094	75,977,200	11,130,723

Depreciation and amortization charges for the years ended December 31, 2007, 2008 and 2009 amounted to RMB122.7 million, RMB207.8 million and RMB123.0 million (US$18.0 million), respectively.
The Group recorded impairment provision of nil, RMB8.9 million and RMB21.2 million (US$3.1 million) on equipment in 2007, 2008 and 2009, respectively. Please refer to Note 13 for more details.
10. GOODWILL
In 2005, the Group recognized goodwill of RMB30.2 million and intangible assets of RMB283.7 million in connection with the acquisition of equity interest in C9I.
There was no change in the carrying amount of goodwill from January 1, 2007 to December 31, 2008. The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows:

		Accumulated
	Gross	Impairment	Net
	Amount	Loss	Amount
	RMB	RMB	RMB
Balance at January 1, 2009	30,199,751	—	30,199,751
Impairment loss recognized (Note 4)	—	(30,199,751)	(30,199,751)

Balance at December 31, 2009	30,199,751	(30,199,751)	—

Balance at December 31, 2009 US$ (Note 3)	4,424,289	(4,424,289)	—

11. INTANGIBLE ASSETS
Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)

Upfront licensing fees	251,963,176	275,860,798	40,413,835
Less: Accumulated amortization	(49,691,505)	(66,779,481)	(9,783,249)
Impairment provision	(98,535,410)	(126,042,609)	(18,465,346)
Licensing fee refunds transferred to other receivable	—	(31,410,422)	(4,601,653)

	103,736,261	51,628,286	7,563,587

Intangible assets from an acquisition relating to C9I	283,701,360	283,701,360	41,562,484
Less: accumulated amortization	(251,307,820)	(283,701,360)	(41,562,484)

	32,393,540	—	—

Net book value	136,129,801	51,628,286	7,563,587

The Group reclassified prepaid license fees of RMB31.4 million (US$4.6 million) for certain games to other receivable as in 2009, the Group and the licensors agreed to unwind the license agreements, and the license fees will be refunded to the Group.
Amortization expense related to intangible assets was RMB87.9 million, RMB88.9 million and RMB49.5 million (US$7.2 million) for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2010	9,655,114	1,414,482
2011	16,166,680	2,368,432
2012	16,166,680	2,368,432
2013	9,639,812	1,412,241
2014	—	—

Total	51,628,286	7,563,587

The Group made impairment provision on intangible assets of RMB18.7 million, RMB73.2 million and RMB27.5 million (US$4.0 million ) in 2007, 2008 and 2009, respectively, which was recorded in the impairment of equipment, intangible assets and goodwill line item in the consolidated statements of operations and comprehensive income (loss). Please refer to Note 13 for details relating to the impairment provision.
12. LAND USE RIGHT
Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)
Land use right	85,160,349	85,160,349	12,476,062
Less: accumulated amortization	(3,361,594)	(5,282,502)	(773,891)

Net book value	81,798,755	79,877,847	11,702,171

Amortization charge for the years ended December 31, 2007, 2008 and 2009 amounted to RMB1.4 million, RMB1.9 million and RMB1.9 million (US$0.3 million ), respectively.
13. IMPAIRMENT OF LONG-LIVED ASSETS
The expiration of the WoW license on June 7, 2009 and operating loss of certain other games were trigger events for long-lived assets impairment analysis. The Group determined its long-lived assets groups, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The asset groups consist of the Group’s operating assets for respective games and entity-wide assets such as the Group’s office building and land use right.
For the impairment assessment related to WoW asset group, please see Note 4. For asset groups related to games other than WoW, estimates of future cash flows developed during the revision of the original budgets by taking into consideration of lower than expected projected operating performance as well as market acceptance of games that have not been commercially launched and expected future game operations, indicated certain assets groups of the Company may not recover their carrying value. As a result of the Company’s impairment tests, impairments were identified on the asset groups of certain games, licensing fees paid for certain games that the Group has not commercially launched and certain idle computer equipment. The impairment provision was recognized equal to the excess of the carrying value over the fair value of the associated assets. The Group determined the fair value of the assets group using the income approach. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenue expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The impairment charges were recognized as follows:
(i)	Due to weaker than expected operating performance of certain games, impairment provisions on computer equipment and upfront license fees of RMB8.9 million and RMB7.1 million, respectively, were recognized in 2008. Impairment provisions on computer equipment and upfront license fees of RMB7.6 million (US$1.1 million) and RMB26.7 million (US$3.9 million), respectively, were recognized in 2009. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue. Due to the lower than expected market acceptance of the games and the following the content updates, certain games experienced significantly lower than expected user levels and revenue.
(ii)	The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. Such information includes ceased operation in certain regions where games were commercially launched, delayed or unsuccessful commercial launch, and user number significantly below the expectation despite the launching of patches. The Group incorporated these results and experience into it continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of impairment testing for the carrying value of upfront license fees. Based on the Group’s impairment test, impairment provisions on upfront licensing fees of RMB18.7 million, RMB66.1 million and RMB0.8 million (US$0.1 million) were recognized in 2007, 2008 and 2009, respectively.
(iii)	In 2009, impairment provisions on idle computer equipment of RMB13.6 million (US$2.0 million) was recognized in view of the low possibility to reuse the idle computer equipment in the foreseeable future.

14. FAIR VALUE MEASUREMENTS
Assets Measured at Fair Value on a Recurring Basis
The Group’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2008:

Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs	Total
	Note	(Level 1)	(Level 2)	(Level 3)	Balance
		RMB	RMB	RMB	RMB
Available-for- sale investment- IAH	8	—	—	29,218,400	29,218,400
The Group’s available-for-sale investments were written down to zero balance as of December 31, 2009.
The Group measured the fair value of its investment in IAH as of December 31, 2008 using a combination of the income approach and the market approach. The income approach included the use of a weighted average of multiple discounted cash flow scenarios of IAH, which required the use of unobservable inputs, including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The market approach included using financial metrics and ratios of comparable public companies.
The following table presents the changes in the Group’s available-for-sale investments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2008 and 2009:

	Years Ended December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)
Beginning balance	29,218,400	29,218,400	4,280,520
Purchases	14,634,730	6,837,000	1,001,626
Reversal of unrealized gain previously recognized in other comprehensive income	—	(13,643,131)	(1,998,730)
Impairment losses included in earnings	(14,634,730)	(22,412,269)	(3,283,416)

Ending balance	29,218,400	—	—

The impairment charges were included in impairment losses on investments on the consolidated statements of operations and comprehensive income (loss) for both 2008 and 2009. Refer to Note 8 for details of the above changes.
Assets Measured at Fair Value on a Non-recurring Basis
The following table displays assets measured at fair value on a non-recurring basis as of December 31, 2009:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices	Significant
			in Active	Other	Significant
		Year Ended	Markets for	Observable	Unobservable
		December 31,	Identical Assets	Inputs	Inputs
	Note	2009	(Level 1)	(Level 2)	(Level 3)	Total Losses
			RMB	RMB	RMB
Computers and equipment	13	—	—	—	—	21,164,693
Upfront licensing fees	13	—	—	—	—	27,507,199
Goodwill	4	—	—	—	—	30,199,751

Total		—	—	—	—	78,871,643

The adverse changes in the Group’s business due to the non-renewal of the WoW license in June 2009 and the less than satisfactory performance of other games during 2009 indicated that the carrying amounts of goodwill, intangible assets, and property and equipment may not be recoverable. The Group tested the long-lived assets and goodwill for impairment. As a result of the long-lived asset impairment tests, computers, equipment, and upfront licensing fees held and used with a carrying amount of RMB21.2 million and RMB27.5 million, respectively, were fully impaired with the resulting impairment charges included in earnings for the year ended December 31, 2009. Significant unobservable inputs (Level 3) were used in measuring the fair value of the long-lived assets based on which the impairment loss was calculated. See Note 13 for further detail. Goodwill with a carrying amount of RMB30.2 million was fully impaired with the impairment charge included in earnings for the year ended December 31, 2009. Significant unobservable inputs (Level 3) were used in measuring the implied fair value of goodwill based on which the impairment loss was calculated. See Note 4 for further detail.

15. TAXATION
Cayman Islands and British Virgin Islands
Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2007, 2008 and 2009. Therefore, no Hong Kong profit tax has been provided for in the years presented.
The PRC
Before January 1, 2008, People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, in 2007 the Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33%. However, the subsidiaries that are located in the Pudong New District of Shanghai are subject to a 15% preferential EIT rate, and the subsidiaries that are located in Zhongguancun Hi-tech Park of Haidian District of Beijing and hold a “High and New Technology Enterprise” qualification (“HNTE”) simultaneously are subject to a 15% preferential EIT rate.
The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the PRC (“CIT Law”) approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy 5-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years from 2008 to 2012 and the subsidiaries that hold a HNTE qualification are subject to a 15% preferential EIT rate.
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

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$ (Note 3)
Aggregate effect	52,602,187	124,974,022	35,865,045	5,254,259

In November 2008, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 through 2011. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. Total tax savings to Shanghai IT are as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	US$ (Note 3)
Aggregate effect	1,976,984	—	—
Composition of income tax benefit (expense)
The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$ (Note 3)
Current income tax expense	(38,352,387)	(13,453,655)	(1,871,215)	(274,135)
Deferred taxation	19,288,424	15,831,538	69,182,452	10,135,287
Change in valuation allowance	9,795,331	(50,306,416)	(61,775,371)	(9,050,143)

Income tax (expense) benefit	(9,268,632)	(47,928,533)	5,535,866	811,009

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Statutory EIT rate	33%	25%	25%
Effect of tax rate differentials from statutory rate	(1%)	24%	(15%)
Change of valuation allowance	(4%)	35%	(15%)
Income not subject to tax and non-deductible expenses, net	—	—	(8%)
Effect of tax holidays	(19%)	(49%)	3%
Effect of future tax rate change	(5%)	—	11%
Enacted EIT rate change	(5%)	—	—
Others	—	(2%)	—

Effective EIT rate	4%	33%	1%

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)
Temporary differences related to expenses and accruals	5,652,320	4,985,989	730,452
Temporary differences related to provision for advances to suppliers	1,884,524	1,912,082	280,122
Temporary differences related to provision for doubtful accounts	2,848,905	3,744,950	548,638
Temporary differences related to prepayment and other current assets	240,268	5,564,504	815,204
Tax loss carryforwards	—	—	—

Total current deferred tax assets	10,626,017	16,207,525	2,374,416
Less: Valuation allowance	(10,626,017)	(14,067,629)	(2,060,919)

Net current deferred tax assets	—	2,139,896	313,497

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	25,425,210	49,732,344	7,285,830
Startup expenses and advertising fee	—	2,483,828	363,883
Temporary differences related to provision for prepayment for equipment	4,900,000	11,625,000	1,703,072
Tax loss carry forwards	15,536,051	45,621,033	6,683,519

Total non-current deferred tax assets	45,861,261	109,462,205	16,036,304
Less: Valuation allowance	(45,861,261)	(104,195,020)	(15,264,657)

Net non-current deferred tax assets	—	5,267,185	771,647

Total deferred tax assets	—	7,407,081	1,085,144

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	US$ (Note 3)
Balance at January 1	6,180,862	56,487,278	8,275,433
Increase in valuation allowance	50,306,416	70,599,298	10,342,856
Reversal of valuation allowance	—	(8,823,927)	(1,292,713)

Balance at December 31	56,487,278	118,262,649	17,325,576

For the year ended December 31, 2008, a valuation allowance of approximately RMB50.3 million was provided, which includes:
(i) an amount of RMB22.7 million provided on deferred tax assets that existed prior to the evaluation and recording of these impairment changes as a result of non-renewal of the WoW license (Note 4). This provision represented incremental income taxes expenses as a result of non-renewal of the WoW license in 2008; and
(ii) an amount of RMB27.6 million representing a full impairment provision on deferred tax assets arising from the recording of these impairment charges and adjustment on depreciation of WoW related equipment as a result of non-renewal of the WoW license.
Accordingly, valuation allowance on deferred tax assets amounted to RMB56.5 million, which reduced the net book value of deferred tax assets as of December 31, 2008 to nil. With the loss of expected future taxable income as a result of the non-renewal of WoW license, it is more likely than not that deferred tax assets, if any, as of December 31, 2008, will not be realized.
For the year ended December 31, 2009, additional valuation allowance of approximately RMB61.8 million (US$9.1 million) was provided. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2009, the Group’s subsidiaries had net operating loss carry forward of RMB182.1 million, of which RMB37.3 million, RMB2.8 million, RMB16.5 million and RMB125.5 million will expire in 2011, 2012, 2013 and 2014, respectively.
In accordance with the CIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2008 and 2009.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2008 and 2009.
On January 1, 2007, the Group adopted the provisions of ASC 740-10, “Income Taxes — Overall” (previously FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The adoption of ASC 740-10 did not have any impact on the Group’s total liabilities or equity. The Group did not have any unrecognized tax benefits as of December 31, 2008 or 2009. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2007, 2008 and 2009, the Group did not have any material interest and penalties associated with its tax positions.
According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2009, the Group is subject to examination of the PRC tax authorities.
16. OTHER PAYABLES AND ACCRUALS
Other payables and accruals are as follows:

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$ (Note 3)

Staff cost related payables	37,325,822	23,944,309	3,507,861
Professional services	18,574,137	16,721,169	2,449,665
Product development services	2,665,366	2,665,366	390,478
Marketing and promotion	3,777,890	2,045,100	299,609
Others	7,080,321	6,328,481	927,128

	69,423,536	51,704,425	7,574,741

17. SPECIAL AND NON-RECURRING CASH DIVIDENDS
On January 21, 2009, the Company declared a special and non-recurring cash dividend of US$29.4 million (RMB 201.0 million), or US$1.11 per share. On February 5, 2009, the Company paid this cash dividend of US$29.4 million. This dividend was paid from profits earned prior to December 31, 2007.
18. SHARE REPURCHASE PROGRAM
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
In September 2008, the Company’s Board approved another buy-back of up to US$50 million of its ADSs. This share repurchase program ended on September 12, 2009. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$32.7 million (approximately RMB223.4 million including transaction costs), and repurchased approximately 2.5 million of its ADSs, which were retired by the Company.
19. SHAREHOLDER RIGHTS PLAN
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
20. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income(loss) for such employee benefits amounted to RMB17.7 million, RMB25.8 million and RMB30.5 million (US$4.5 million) for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

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
On November 17, 2008, the Company granted options to its employees and directors under the 2004 Option Plan that may be converted to 205,000 ordinary shares at the exercise price of US$12.04 per share, the market price on the date of grant. Those options can be exercised no later than November 17, 2013. The options granted in 2008 will vest over 3 years.
As of December 31, 2009, options to purchase 1,304,100 ordinary shares were outstanding and options to purchase 2,092,113 ordinary shares were available for future grant under the 2004 Option Plan.
On September 1, 2009, the Company modified the exercise prices of certain options granted to certain directors and employees to US$7.36 per share, the market price on the date of modification. The original exercise price of the modified options ranged from US$12.04 to US$38.54. The Company has determined the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. As the options have a graded vesting schedule, RMB12.2 million (US$1.8 million) incremental compensation cost was recorded immediately upon modification for the vested portion and the remaining RMB3.4 million (US$0.5 million) will be amortized over the remaining vesting period of 2010 to 2011.
The following table summarizes the Company’s share option activities with its employees and directors:

				Weighted-Average
				Remaining
	Number of	Weighted-Average		Contractual Term	Aggregate
	Options	Exercise Price		(years)	Intrinsic Value

Outstanding at January 1, 2009	1,630,323	US $	30.57	3.1	US $	262,400
Exercised	(29,067)	US $	7.36			—
Forfeited	(26,629)	US $	22.26			—
Expired	(270,527)	US $	16.57			—

Outstanding at December 31, 2009	1,304,100	US $	8.07	2.63	Nil

Vested and expected to vest at December 31, 2009	1,302,964	US $	8.06	2.63	Nil

Exercisable at December 31, 2009	1,107,065	US $	8.12	2.59	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was RMB5.0 million for the year ended December 31, 2007, and nil for the years ended December 31, 2008 and 2009.

The weighted-average grant-date fair value of options granted during the years 2007 and 2008 was US$17.08 and US$4.46, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during year 2009.

	For the year ended		For the year ended
	December 31, 2007		December 31, 2008

Risk-free interest rate		4.52%-4.88%		1.53%
Expected life (years)		2.42-3.33		2.90
Expected dividend yield		—		—
Volatility		50%		54%

Fair value of options at grant date	US$	11.71-US$18.15	US$	4.46
The fair value of certain options, of which exercise prices were modified in September 2009, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

For the year ended
December 31, 2009

Risk-free interest rate		0.08%-1.44%
Expected remaining life (years)		0.13-3.14
Expected dividend yield		—
Volatility		49%-67%

Fair value of incremental cost	US$	0.06-US$2.03
For the years ended December 31, 2007, 2008 and 2009, the Company recorded share-based compensation of RMB46.7 million, RMB49.8 million and RMB58.8 million (US$8.6 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost of RMB13.4 million (US$2.0 million) due to modification of option exercise price in September 2009.
As of December 31, 2009, there was approximately RMB20.7 million (US$3.0 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 0.85 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
21.2 Equity warrants granted to Incsight Limited (“Incsight”)
Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun, the Chairman of the Board and Chief Executive Officer of the Company. On November 17, 2008, as approved by the Board of Directors, the Company granted equity warrants to Incsight to purchase 552,196 ordinary shares. The Board considered the grant of equity warrants as an incentive to retain Mr. Zhu Jun’s services with the Group, and the Board further noted that Mr. Zhu Jun and the Group agreed that the equity warrants would be forfeited in the event that Mr. Zhu’s services with the Group is terminated voluntarily or involuntarily any time after grant and before vesting. The exercise price of the equity warrants is US$12.04 per share, the market price on the date of grant. The equity warrants would vest over one year with 25% vested at the end of each quarter, commencing from November 17, 2008 and are exercisable no later than November 16, 2011. As of December 31, 2009, all warrants were vested, outstanding, and exercisable with no intrinsic value.
The fair value of the equity warrants granted was US$3.68, which was measured on the grant date based on the Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.22%
Expected life (years)	1.81
Expected dividend yield	—
Volatility	57%

The Group recorded share-based compensation of RMB1.7 million and RMB12.0 million (US$1.8 million) for equity warrants granted for the years ended December 31, 2008 and 2009, respectively.
21.3 Stock option granted by The9 Development Center Limited (“TDC”)
In September 2008, TDC, a wholly-owned subsidiary of the Group, approved its 2008 Stock Option Plan (“TDC Option Plan”) that provides for the issuance of up to 30,000 ordinary shares. The share option plan has a term of eight years unless terminated earlier by its shareholders and Board of Directors. On October 1, 2008, TDC granted 18,961,000 options to Mr. Zhu Jun, director and certain employees of TDC to purchase 18,961 ordinary shares of TDC. Those options will vest over four years commencing from January 1, 2008. The exercise price of the options is HK$0.1 per option. The options will expire on December 31, 2015.
The following table summarizes the TDC’s share option activities with Mr. Zhu Jun and TDC employees:

				Weighted-Average
		Weighted-Average		Remaining
	Number of	Exercise Price		Contractual Term	Aggregate
	Options	per Option		(years)	Intrinsic Value

Outstanding at January 1, 2009	18,961,000	HK$	0.10	7.0	RMB	331,943
Forfeited	(60,000)	HK$	0.10

Outstanding at December 31, 2009	18,901,000	HK$	0.10	6.0	RMB	414,915

Vested and expected to vest at December 31, 2009	18,443,772	HK$	0.10	6.0	RMB	404,878

Exercisable at December 31, 2009	9,450,500	HK$	0.10	6.0	RMB	207,457

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2009 is calculated as the difference between the estimated fair value at December 31, 2009 and the exercise price of the shares.
The fair value of options granted was RMB0.11, measured on the grant date based on the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.75%
Expected life (years)	5.00
Expected dividend yield	—
Volatility	53%
TDC recorded share-based compensation of RMB0.5 million and RMB0.5 million (US$0.1 million) for options granted for the years ended December 31, 2008 and 2009, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.
As of December 31, 2009, there was approximately RMB1.0 million (US$0.1 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to TDC employees. This cost is expected to be recognized over two years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Subsequent to employee stock option exercises, the Group has no obligation to repurchase such shares, nor does the Group have any intention or history of making such share purchases. As a result, the Group accounts for stock option grants as an equity classified award.

22. RELATED PARTY TRANSACTIONS AND BALANCES
The9 Computer, Shanghai IT and 9Webzen Shanghai, an equity method investee of the Group, have entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the jointly services agreements. The share revenue from 9Webzen Shanghai amounted to RMB0.8 million, RMB0.7 million and RMB0.5 million (US$0.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts due from 9Webzen Shanghai amounted to RMB0.6 million and RMB1.1 million (US$0.2 million) as of December 31, 2008 and 2009, respectively.
23. EARNINGS PER SHARE
Basic Earnings Per Share(“EPS”) and diluted earnings per share are calculated as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2009
	RMB	RMB	RMB	US$ (Note 3)
Numerator:

Net income (loss) attributable to ordinary shareholders	240,891,954	96,836,036	(405,152,407)	(59,355,163)

Denominator:

Denominator for basic earnings (loss) per share — weighted-average shares outstanding	27,406,263	27,664,687	25,414,620	25,414,620

Dilutive effect of share options and warrants	234,363	39,514	—	—

Denominator for diluted earnings (loss) per share	27,640,626	27,704,201	25,414,620	25,414,620

Earnings per share
- Basic	8.79	3.50	(15.94)	(2.34)

- Diluted	8.72	3.50	(15.94)	(2.34)

The Company had 684,395, 1,362,091, and 2,122,296 weighted average stock options and warrants outstanding in 2007, 2008 and 2009, respectively, which could have potentially diluted EPS in the future, but were excluded in the computation of diluted EPS in those periods, as their exercise prices were above the average market values in such periods.
24. RESTRICTED NET ASSETS
In accordance with the regulations in the PRC and their respective articles of association, The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo, Jiu Jing (as foreign invested enterprises) and the Group’s domestic VIE subsidiaries incorporated in the PRC are required to make an appropriation of statutory reserve from retained earnings equal to at least 10% of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory reserves and are recorded upon board resolution on the appropriations. Appropriations to these reserves are not required after these reserves have reached 50% of the registered capital of the respective companies.

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
These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo and Jiu Jing and Shanghai IT, the Company’s VIE subsidiary, can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in Shanghai IT, Shanghai IT cannot directly distribute dividends to the Company.
In May 2008, the Board of Directors of C9I Beijing approved the appropriation of statutory reserves in a total amount of RMB3.8 million. In June 2008, the Board of Directors of Shanghai Jiucheng Advertisement approved the appropriation of statutory reserves of RMB0.3 million. In March 2009, the Board of Directors of Shanghai IT approved the appropriation of statutory reserves of RMB3.2 million.
25. COMMITMENTS AND CONTINGENCIES
25.1 Operating lease commitments
The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2009 are as follows:

	RMB	US$
		(Note 3)

2010	6,067,236	888,855
2011	1,733,751	253,996

	7,800,987	1,142,851

Total rental expenses amounted to RMB85.3 million, RMB94.6 million and RMB62.1 million (US$9.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively.
25.2 Other contractual obligations
As of December 31, 2009, the guaranteed minimum royalty fees the Group was committed to pay within the next two years under the license agreements for the games which have been launched were RMB61.4 million (US$9.0 million).
The Group committed to incur marketing expenses on certain game not less than the monetary equivalent of RMB17.4 million (US$2.6 million) prior to May 20, 2012.
The Group’s investment obligation includes obligations to pay RMB13.5 million (US$2.0 million) from 2010 to 2012 for acquisition of land use right and buildings.

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
On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. On top of the RMB1.2 million accrued as of December 31, 2007, the Group further accrued RMB4.6 million (US$0.7 million) for compensation and legal fees relating to this litigation during the year ended December 31, 2008 pursuant to the Group’s estimate, which was based on advice from its external legal counsel. The lawsuit was heard on November 26, 2009 by the Beijing High Court. The Group asserted its rights in the court. On February 3, 2010, the court issued a judgment against the Group and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, the Group shall pay a total of RMB1.57 million (US$0.2 million) compensation to the plaintiff. Subsequently, the plaintiff filed an appeal challenging the judgment. The Group’s management believes that it is most probable that the appellate court will uphold the judgment. As of December 31, 2009, the Group had accrued RMB6.1 million (US$0.9 million) for this litigation, including legal fees, based on the latest development. The amount of compensation and legal fees is subject to the final result of the appeal, which is still in process.
On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., was filed in the United States District Court for the Southern District of New York against the Group in connection with the non-renewal of the WoW license agreement with Blizzard. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that the Group would be renewing the WoW license agreement with Blizzard. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit entitled O’Dea v. The9 Ltd. et al. was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. The Group’s management does not believe that the likelihood of the outcome or the financial statement impact, if any, of the outcome can be reasonably predicted. No accruals have been provided for the loss contingency as of December 31, 2009.
The Group may be subject to legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.
26. SUBSEQUENT EVENT
In January 2010, the Group acquired 16,229,470 outstanding shares of Series A convertible preferred stock of Red 5 Studios, Inc. (“Red 5”), an online game developer based in the US for US$1.84 million, which was fully paid in January 2010. In March 2010, the Group entered into an agreement with Red 5, pursuant to which the Group will invest a total amount of US$18.65 million cash to purchase 23,537,119 newly-issued shares of its Series A convertible preferred stock and to retain certain Red 5’s employees. US$11.65 million was paid in April 2010 and the remaining US$7.0 million will be due on the first anniversary date of the transaction closing subject to certain conditions. As a result of these transactions, the Group now owns a majority of the outstanding shares of Red 5 on an as-converted basis. The acquisition will be accounted for as a purchase business combination, and the results of operation will be included in the Group’s consolidated financial statements subsequent to the acquisition date. The Group has not completed the allocation of the purchase price.
In January 2010, the Group entered into an agreement with the founders of Fire Rain to acquire an additional 5% equity interest to increase the Group’s equity ownership in Fire Rain to 25%.