Form 20-F
period 2010-12-31
The9 LTD
filed 2011-04-07
CIK 1296774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.

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

George Lai, Chief Financial Officer
Tel: +86-21-5172-9999
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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,512,745 ordinary shares, par value US$0.01 per share as of December 31, 2010.
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
In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries, and, in the context of describing our operations and risk factors, also includes our affiliated PRC entities, (2) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (3) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (4) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (6) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010.
This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2009 and 2010.
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
The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands, except for per share and per ADS data)

Consolidated Statement of Operation Data:
Revenues	1,038,328	1,350,129	1,806,130	802,629	108,514	16,441
Sales taxes	(52,502)	(70,522)	(94,639)	(42,113)	(5,676)	(860)
Net revenues	985,826	1,279,607	1,711,491	760,516	102,838	15,581
Cost of services	(524,032)	(700,047)	(997,949)	(712,473)	(103,257)	(15,645)
Gross profit (loss)	461,794	579,560	713,542	48,043	(419)	(64)
Operating expenses	(191,639)	(343,695)	(578,993)	(530,884)	(353,365)	(53,540)
Profit (loss) from operations	270,155	235,865	134,549	(482,841)	(353,784)	(53,604)
Interest income	9,136	50,656	56,691	30,501	23,183	3,513
Other income (expense), net	28,417	(30,054)	(18,967)	61,840	19,259	2,918
Income (loss) before income tax (expense) benefit, gain on investment disposal, impairment loss on investments and share of loss in equity investments	307,708	256,467	172,273	(390,500)	(311,342)	(47,173)
Income tax (expense) benefit	2,670	(9,269)	(47,929)	5,536	(7,368)	(1,116)
Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments	310,378	247,198	124,344	(384,964)	(318,710)	(48,289)
Gain on investment disposal	23,409	—	—	—	6,828	1,034
Impairment loss on investments	(20,402)	(627)	(25,922)	(22,412)	(196,116)	(29,715)
Share of loss in equity investments, net of taxes	(908)	(5,679)	(2,241)	(2,556)	(10,713)	(1,623)
Net income (loss)	312,477	240,892	96,181	(409,932)	(518,711)	(78,593)
Less: Net income (loss) attributable to noncontrolling interest(2)	—	—	(655)	(4,780)	(19,099)	(2,894)
Net income (loss) attributable to holders of ordinary shares	312,477	240,892	96,836	(405,152)	(499,612)	(75,699)
Net income (loss) attributable to holders of ordinary shares per share
— Basic	12.78	8.79	3.50	(15.94)	(19.89)	(3.01)
— Diluted	12.72	8.72	3.50	(15.94)	(19.89)	(3.01)
Net income (loss) attributable to holders of ordinary shares per ADS(3)
— Basic	12.78	8.79	3.50	(15.94)	(19.89)	(3.01)
— Diluted	12.72	8.72	3.50	(15.94)	(19.89)	(3.01)

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands, except for per share and per ADS data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	937,846	2,215,282	2,152,586	1,675,081	1,416,189	214,574
Non-current assets	537,492	831,342	769,023	522,161	295,886	44,831
Total assets	1,624,585	3,246,101	3,263,009	2,324,958	1,857,339	281,415
Total current liabilities	288,427	440,011	543,767	311,508	316,319	47,927
Total equity	1,336,158	2,806,090	2,719,242	2,013,450	1,535,217	232,609
Total liabilities and equity	1,624,585	3,246,101	3,263,009	2,324,958	1,857,339	281,415

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6000 to US$1.00. See “— Exchange Rate Information.”

(2)	We adopted authoritative guidance regarding accounting for noncontrolling interests on January 1, 2009, retrospectively.

(3)	Each ADS represents one ordinary share.
Exchange Rate Information
Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2010 at US$1.00: RMB6.6000, which was the noon buying rate in effect as of December 30, 2010. The prevailing rate on April 1, 2011 was US$1.00: RMB6.5477. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 1)	6.5477	6.5477	6.5477	6.5477

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
Risks Related to Our Company
We have incurred losses starting from the expiration of the license of World of Warcraft, or WoW. We may incur losses in the future and may not maintain profitability.
We incurred a net loss of RMB409.9 million in the year ended December 31, 2009 due to the non-renewal of the WoW license agreement. We incurred a net loss of RMB518.7 million (US$78.6 million) in the year ended December 31, 2010 because we have not identified a product to replace the WoW game. We may continue to incur losses in the future. We had a gross loss of RMB0.4 million (US$0.06 million) in the year ended December 31, 2010. We may not be able to sustain or increase our gross profitability in the future. We may not achieve net profitability in the future.
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
We rely heavily on our relationships with online game developers that have licensed games to us. Despite our effort to expand our capacity to develop our own proprietary games, we still and will continue to significantly rely on our relationships with, among others, game licensors such as Webzen, Inc., or Webzen, Ndoors Corporation, or Ndoors, and USERJOY Technology Co., Ltd., or USERJOY. The licenses of the games we now operate generally have terms ranging from three to four years, and may or may not be renewed upon expiration. As an illustration, until June 2009, we had relied heavily on our relationship with Blizzard Entertainment, Inc. which permitted our subsidiary, China The9 Interactive Limited, or C9I, to operate WoW, in China through cooperation with Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, our affiliated entity. Our agreement with Blizzard Entertainment, Inc., which expired on June 7, 2009, accounted for approximately 91% of our total revenue in 2008 and approximately 88% of our total revenues in 2009. On November 22, 2010, our license agreement with HanbitSoft Inc., or HanbitSoft, and IMC Games Co., Ltd. to operate Granado Espada, or GE, expired and was not renewed. Our game licenses may also be terminated before expiration. For example, on December 2, 2010, we entered into an agreement with EA Swiss Sàrl to prematurely terminate the EA Sports™ FIFA Online 2 license, which would otherwise have expired in May 2012, and to cease commercial operation of the game in China. We expect that we will cease to operate the game in China in 2011. In order for our business strategy to be successful in the near term, we will need to license new online games, in addition to developing proprietary games that are attractive to users. Our results of operations and profitability will be materially impacted if we are unable to license new online games in the future. In addition, if we are unable to maintain a satisfactory relationship with the online game developers so that the licenses are not renewed or prematurely terminated, or should any of these game licensors either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or otherwise, our operating results and our business would be harmed because our business depends significantly upon our exclusive licenses to operate online games in China. We cannot assure you that any of our online game licensors will renew their license agreements with us, or grant us an exclusive license for any new online games that they may develop or make expansion packs for existing games available to us in the future. Any deterioration in our relationships with our online game licensors could harm our future results of operations or the growth of our business.
Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.
We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record with developing proprietary massively multiplayer online role playing games, or MMORPGs, web games, casual games, Social Networking Service, or SNS, games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. Hit products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. If our competitors develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do, our revenues, margins and profitability will decline.
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

We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.
There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Inc., Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Changyou.com Limited and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors. Our competitors may introduce new business methods. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increased competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premium. All of these competitive factors could adversely affect our operational success, cash flows, operating margins and profitability and prevent us from recovering our market shares and profitability.
We are subject to securities class action lawsuits alleging that we and certain of our directors and officers disseminated or approved materially false and misleading statements and failed to disclose that we might not be able to renew the license of WoW. If the class action lawsuits are successful, they may have an adverse effect on our financial condition and operating results.
On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against us, in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. We filed a motion to dismiss the consolidated complaint on May 28, 2010. The plaintiffs filed their opposition to the motion to dismiss on July 12, 2010. We filed a reply on August 11, 2010. On March 28, 2011, the court granted our motion to dismiss and ordered the case closed. The plaintiffs have thirty days from the date of the dismissal to refile their complaint.
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

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.
The global financial markets experienced significant disruptions in 2008 and the effect of the crisis still persists. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from China, our business and prospects may be affected by economic conditions in China. Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.
We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.
The online game industry is a relatively new and evolving industry in China. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:
•	the popularity of new online games that we operate;
•	the introduction of new online games competing with or replacing our existing online games;
•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;
•	changes in customer tastes and preferences;
•	the availability of other forms of entertainment;
•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted; and
•	the acceptance by customers of the purchase of in-game items.
Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China is the MMORPG. However, there is no assurance that MMORPGs will continue to be popular in China or that their popularity will not be surpassed by new and different types of online or other games in the future. For example, mobile games have been gradually gaining popularity among game players since 2009. A decline in the popularity of online and mobile games in general or the MMORPGs that we operate will likely adversely affect our business and prospects.
In addition, we expect that as we introduce new MMORPGs, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.
Selective acquisitions form a part of our strategy to further expand our business. For example, we acquired the majority interest of Red 5 Studios, Inc., or Red 5, to further strengthen our online game development capabilities. We believe that integration of a new company’s operations and personnel into ours will require significant attention of our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have been increasingly relying on our acquired subsidiaries, such as Red 5, to develop Firefall, a massively multiplayer online first-person shooter game, or MMOFPS game. We also rely on our consolidated subsidiary Hangzhou Fire Rain Network Technology Co., Ltd., or Fire Rain, to develop ShenXianZhuan, a MMORPG game. If they are unable to develop, launch and operate games that are commercially successful and have continued to appeal to game players, our future profitability and growth prospects will decline.
We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.
Future equity investments may have an adverse effect on our ability to manage our business.
Selective equity investments form a part of our strategy to further expand our business. To date, we have acquired equity interests in various online game developers, operators and mobile game or application platforms. Equity investments create a unique problem in that we are often limited in our ability to manage the products and strategies of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees could have an adverse effect on our ability to manage our business. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.
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
We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We have made significant financial commitments under the license agreements with the licensors of the MMORPGs we operate. With mobile social gaming platform being one of our new business directions, we expect to make significant investment to grow this business, including securing the license of mobile social gaming platform software, and expanding our research and development headcounts. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing in the form of additional sales of our shares, the issuance of debt securities or through obtaining a credit facility. These forms of financing may result in dilution to our shareholders or increased debt service obligations, and could result in operating and financing covenants that would restrict our operations. We cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.
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
Any failure to maintain a stable and efficient distribution network could materially and adversely affect our business and results of operations. In particular, we rely on one national distributor to sell our online game points, and any delay or failure by the national distributor to successfully market our online game points could have a material adverse effect on our business.
Online payment systems in China are at an early stage of development and are not as widely available or acceptable to consumers in China as in the United States and other developed countries. See “—Risk Related to Doing Business in China —The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” Therefore, we rely on a network of distributors throughout China for sales of our online game services to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. Our national distributor sells its prepaid cards to over 20,000 local distributors and Internet cafés throughout China, which in turn sell the cards to end users. End users can purchase our online game points with the prepaid cards. Currently, Beijing HuiyuanNet Technology Co., Ltd. is our sole national distributor. We do not have long-term agreements with our distributor. A delay or failure by our distributor to successfully market these products may decrease our revenues and competitive advantage. We cannot assure you that we will continue to maintain favorable relationships with our distributor. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

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
Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain backup system hardware in Shanghai, Beijing, Shenzhen, Chengdu, Nanjing, Qingdao, Shijiazhuang, Zhengzhou and Nantong. We also run our back-end infrastructure in Shanghai, Beijing, Shenzhen, Chengdu, Nanjing, Qingdao, Shijiazhuang, Zhengzhou and Nantong. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.
Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We maintain property insurance policies covering our servers, but do not have business interruption insurance.
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
We expect to derive a considerable amount of our revenues and profits from our licensed online games in the near term, though we aim to derive more revenues from mobile social gaming business and our proprietary games in the future. Any of our licensors may be subject to intellectual property rights claims with respect to the one or more online games or software that it has licensed to us. If any of our licensors cannot prevail on the intellectual property rights claims brought against it, we would lose our license from such licensor and may not be able to obtain the license from the legitimate owner of the game or the software, and our results of operations could be materially and adversely affected.

We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.
There is no assurance that our online games or other content posted on our websites do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringe Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1,570,000 (US$237,879). As the date of this annual report, we have appealed the judgment and the case is pending. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources. Furthermore, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, incur additional costs to license or develop alternative games and be forced to pay fines and damages, each of which may materially and adversely affect our business and results of operations.
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
In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology), or MIIT, issued a notice, or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to MIIT before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT almost all of the domain names used in its daily operations and certain trademarks used in its daily operations, as required under the New MII Notice. All relevant transfers have been completed and relevant approvals have been obtained.
In September 2009, the General Administration of Press and Publication, or GAPP, further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the MOC and MIIT, did not join GAPP in issuing the GAPP Circular. To date, the GAPP has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented.

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
We may not be able to get approval for renewing our current foreign games, or for licensing new foreign games, if the PRC regulatory authorities promote a policy of domestic online or mobile game development and tighten approval criteria for online or mobile game imports.
Our business depends heavily on licensing and operating foreign games and will continue to do so in the near future. In the past, such foreign games mainly included MMORPGs or casual games. With mobile social gaming being one of new businesses, our business will also depend on licensing foreign mobile games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games will be strategically supported by the PRC government. In July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, internet service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and owned online games which can take up a leading position in the domestic market and expand into the international market. The government will also encourage the development of derivative products to domestic online games. In support of this policy, GAPP may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPP implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our revenue and profitability may decline.
Failure to obtain or renew approvals or filings for online games we operate may adversely affect our operations or subject us to penalties.
The Ministry of Culture has promulgated laws and regulations that require, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements, the review of patches and updates for approved games which introduce substantial changes, and the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPP prior to the commencement of their operations in China. We obtained the necessary approvals from and completed necessary filing procedures with the Ministry of Culture and GAPP for operating Soul of The Ultimate Nation, or SUN, EA Sports™ FIFA Online 2, Atlantica,

World of Fighter, Kingdom Heroes 2 Online and Winning Goal in China. We will submit new games for the required review or filing from time to time as required. If we fail to obtain or renew approvals or filings for online games we operate, we may not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially and adversely affected. Further, we rely on certain third party licensors of certain domestically developed online games to obtain such approvals and complete filings for these games. We cannot assure you that all the required approvals have been obtained or filings have been made by such third party licensors. If such third party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games.
We depend on Shanghai IT to hold certain operating licenses. If Shanghai IT or its shareholders violate our contractual arrangements with it, our business could be disrupted and our reputation may be harmed.
Because the PRC government restricts our ownership of Internet content provision, Internet culture operation and Internet publishing businesses in China, we depend on Shanghai IT, in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, Shanghai IT could go bankrupt, suffer problems in its business, Shanghai IT or its shareholders could violate their contractual arrangement with us, or otherwise become unable to perform its contracts with us and, as a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.
The principal shareholders of Shanghai IT and Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. have potential conflicts of interest with us, which may adversely affect our business.
Our chief executive officer, Jun Zhu, and our vice president, Yong Wang, are also the principal shareholders of Shanghai IT. Our senior legal director, Junping Han, and finance director, Wei Xiong, are also the principal shareholders of Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud. Thus, there may arise conflicts of interest between their duties to our company on the one hand and Shanghai IT and Huopu Cloud on the other hand. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
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
Our objective is to become a leading operator and developer of multi-platform games in China. In order to achieve this objective, we are primarily focusing on both developing proprietary games and licensed games. We also plan to further enhance our game development capability and the diversity of our game portfolio and pipeline through selective game studio acquisitions. Since 2010, we have made investment in developing our mobile game business. We plan to primarily use licensed mobile social gaming platform software and license mobile games from other developers in the near future. We expect to rely on OpenFeint Inc. (formerly known as Aurora Feint, Inc.), or OpenFeint, for the license of our mobile social gaming platform software, and our business partners include mobile game developers, telecom carriers and cell phone manufacturers. Our business strategies may involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.
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
Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, or Bosma, the two largest shareholders of our company, collectively own a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.
New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.
Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the People’s Republic of China, or CIT Law, which was approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai and were established before March 2007 currently enjoy five-year transitional EIT rates, which equate to phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries and affiliated entities that hold a High and New Technology Enterprise, or HNTE, qualification are subject to a 15% preferential EIT rate.

In April 2007, China The9 Interactive (Beijing) Limited, or C9I Beijing, received approval from certain government authorities to be classified as a HNTE. This classification entitles C9I Beijing to enjoy an EIT exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE needs to re-apply for this qualification according to the new implementation rules. C9I Beijing re-applied for the HNTE qualification and received approval from certain government authorities. Also, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 to 2010. The HNTE qualification is valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. We cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs by the tax authorities.
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
Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.
In addition, the CIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC EIT on our global income.

According to the CIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be resident enterprise or if such income are otherwise regarded as income from “sources within the PRC.” The CIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the CIT Law applicable to our PRC subsidiaries and consolidated affiliated entities, including The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, China The9 Interactive (Shanghai) Limited, or C9I Shanghai, C9I Beijing, Jiu Jing Era Information Technology (Beijing) Limited, Jiu Tuo (Shanghai) Information Technology Limited, Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, and Shanghai IT or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.
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

This rights plan and the other anti-takeover provisions of our amended and restated memorandum and articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated memorandum and articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
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
Some of our subsidiaries and an affiliated entity in China engaged in business activities that were not within the authorized scope of their respective licenses. For example, in 2008, The9 Computer was engaged in the distribution of WoW-related accessories, souvenirs and other merchandise. The sales that year related to such merchandise were approximately RMB0.1 million. The distribution of such merchandise, however, was not within the authorized scope of The9 Computer’s business license. Shanghai IT’s current ICP license, which is requisite for its online gaming business, was issued on May 4, 2010, and is effective until May 4, 2015. Although Shanghai IT’s current main business is online and mobile games, it provides ancillary bulletin board service which is mainly used for communications among online game players and do not affect the operations of Shanghai IT. Shanghai IT has not obtained approval for the license for bulletin board services. The relevant PRC authorities have the authority to impose administrative fines or other penalties for their violations, which may in turn adversely affect our operating results.
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
Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2010. If we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes Oxley Act.

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
In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors”, which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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
The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, MIIT, GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.
We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an Internet content provider must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from GAPP in order to distribute games through the Internet. Furthermore, an online game operator is required to obtain approval from the Ministry of Culture in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. For example, a new rule issued in June 2009 requires existing online game operators, such as our company, to obtain additional approval from the Ministry of Culture for the issuance of virtual currencies to users for online game services within three months. We obtained the approval on November 20, 2009. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online gaming industry. However, we cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.
Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.
In April 2001, the PRC government began tightening its supervision of Internet cafés, closing down unlicensed Internet cafés, and required those remaining open to install software to prevent access to sites deemed subversive and required web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the overall growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. We have not been expressly notified of any suspensions in 2010, but the PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of, Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.
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
The Ministry of Culture has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, terror, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas. The relevant regulations require, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements, the review of patches and updates for approved games which introduce substantial changes, and the filing of domestically developed online games. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture for operating Soul of The Ultimate Nation, or SUN, EA Sports™ FIFA Online 2, Atlantica, World of Fighter, Kingdom Heroes 2 Online and Winning Goal in China. We will submit new games for the required review or filing from time to time as required. The Ministry of Culture may find the content of our new licensed games objectionable, and we may otherwise be unable to obtain the approvals for these games in a timely manner, or at all. If this happens, we will not be able to launch our new licensed games within the expected timeframe or at all, and our business and results of operations could be materially adversely affected.

In addition, MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.
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
We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas game developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years.
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
Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under such rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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
Since May 2007, SAFE has further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process and to disclose or make reports to SAFE for such shareholdings of PRC residents in certain circumstances.
We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. We cannot assure you that the PRC beneficial owners of our company and our subsidiaries have completed the required SAFE registrations or complied with other related requirements. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the PRC beneficial owners of our company and our subsidiaries may subject us or such PRC resident shareholders to fines and other penalties. It may also limit our ability to contribute additional capitals to our PRC subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.
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
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of China’s MIIT. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic PRC user can connect to the international Internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.
Risks Related to Our Shares and ADSs
We were a passive foreign investment company for the taxable year ended December 31, 2010, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2010, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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
As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to request your instruction. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about a shareholders’ meeting enough in advance to withdraw the shares. Pursuant to our amended and restated memorandum and articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Pursuant to the amended and revised Deposit Agreement dated November 2010 that we entered into with our depositary, if after complying with the procedures set forth in the agreement, the depositary does not receive instructions from the owner of a receipt on or before the instruction date, the depositary shall vote such deposited securities in accordance with the recommendations of our board of directors as advised by our company in writing. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or nonaction is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you request.
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
In December 2010, we incorporated Huopu Cloud to provide services for our online game operations and website solutions.
Shanghai IT is owned by Jun Zhu, our chairman and chief executive officer and shareholder, and Yong Wang, our vice president. Shanghai Jiucheng Advertisement is a subsidiary of Shanghai IT, and was incorporated in April 2007. Huopu Cloud is owned by Junping Han, our senior legal director, and Wei Xiong, our finance director. We do not have any ownership interest in Shanghai IT, Shanghai Jiucheng Advertisement or Huopu Cloud. However, each of the individual shareholders of Shanghai IT and Huopu Cloud has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT and Huopu Cloud to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to the shareholders of Shanghai IT, in connection with capitalizing and increasing the registered capital of Shanghai IT. In December 2010, we extended interest-free loans in an aggregate amount of RMB50.0 million to the shareholders of Huopu Cloud, in connection with capitalizing the registered capital of Huopu Cloud. These loans are repayable upon demand. The existing shareholders of Shanghai IT and Huopu Cloud, Jun Zhu and Yong Wang, Junping Han and Wei Xiong, have pledged all of their equity interests in Shanghai IT and Huopu Cloud in favor of us under an equity pledge agreement, respectively. Each of the shareholders of Shanghai IT and Huopu Cloud has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or Huopu Cloud or their shareholders, we will be entitled to enforce our rights as a pledgee under the equity pledge agreement.
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
In addition to our operational headquarters in Shanghai, we currently have small branch offices in Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an.
For the list of licensed and proprietary games of our company as of the date of this annual report, see “—B. Business Overview — Products and Services.”
Strategic Investment in Third-Party Companies
Investment in Red 5. In April 2010, we completed the acquisition of a majority equity interests in Red 5, an online game developer based in the United States. We then continued to acquire more common stocks of Red 5 from its existing shareholders. As a result of these transactions, we now own approximately 87% of the equity interest of Red 5 on an-as-converted basis. Red 5 currently develops Firefall, a MMOFPS game.
Investment in OpenFeint. In July 2010, we strategically acquired a minority equity interest in OpenFeint, a Delaware corporation. In December 2010, we secured a five-year license from OpenFeint to use its mobile social gaming platform software in China. The software is one of the most successful mobile social gaming platform software for iOS and Android devices in the world. OpenFeint’s software, SDK, is a toolkit that can be integrated in any iOS and Android -based game. More than 18,000 mobile game developers are registered to integrate OpenFeint’s SDK into their games and there are over 73 million registered users and approximately 5,200 games in the Apple App Store and Google Market running on OpenFeint’s platform. We expect to make full use of the OpenFeint’s software to build and operate a mobile social gaming platform in China.
B.	Business Overview
We primarily operate MMORPGs and other games that we own or license in China. Since February 2005, we have launched, among others, 7 MMORPGs and 4 other games. We commercially launched WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China in June 2005 through C9I Shanghai and Shanghai IT. Since WoW’s commercial launch, we had relied on the game as a major source of revenue. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games, such as SUN, Atlantica, Kingdom Heroes 2 Online, World of Fighter and Winning Goal. We will focus on and devote substantial resources to our research and development efforts to develop our proprietary games. Our goal is to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphic artists. We also plan to introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations. In addition, as part of our business strategies, we will continue to explore the opportunities to acquire online game studios that have strong game development capabilities. As mobile games have become increasingly popular in China, we also plan to develop mobile social gaming platform business. In December 2010, we entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China.

For a description of the games we licensed or operated as of December 31, 2010, see “—B. Business Overview — Products and Services.”
We are expanding our own product development capabilities to develop a suite of proprietary online games, including MMORPGs. Because MMORPGs require a significant amount of time to master, they tend to have a high degree of user attraction, which means that users tend to spend greater amounts of time playing these games than using other Internet applications. Our proprietary game, World of Fighter, a 2D MMORPG, was commercially launched in January 2010. Our other proprietary game, Winning Goal, a web and SNS game, was commercially launched in China in July 2010. We will continue to develop other new games in the future. In addition, we are vigorously pursuing additional game acquisition, development and licensing agreement opportunities. We have been increasingly relying on our acquired subsidiaries, such as Red 5 to develop Firefall, a MMOFPS game. Since our acquisition of Red 5 in April 2010, Red 5 has been substantially devoting its operating activities to the development of Firefall. Red 5 had entered into a game development and licensing agreement with a third-party operator in February 2006, which was amended in May 2009. Pursuant to the amended agreement, the third party operator owns the rights to operate Firefall in certain countries. We also rely on our consolidated subsidiary Fire Rain to develop ShenXianZhuan, a MMORPG. We generated our online game service revenues primarily through an item-based revenue model, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through PCs at home or in Internet cafés. They obtain in-game items primarily through purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 100,000 Internet cafés throughout China, which have subscribed to our internally developed Pass9 system. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés.
To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in eleven internet data centers throughout China.
Products and Services
We offer online games including MMORPGs, web and SNS games, from both licensing and developing. Our other products and services include developing and maintaining games operated on internet protocol television, or IPTV, SMS, licensing of proprietary games and game operating support, website solutions and advertising services.
In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete with in the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:
•	sophisticated 2D, 2.5D or 3D graphics which expose players to captivating screen scenes;
•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and
•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

As of December 31, 2010, we owned or had exclusive licenses to operate the following major MMORPGs, web and SNS games and other games in China:

Game	Developer/Licensor	Description	Status

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

EA Sports™ FIFA Online 2	EA Swiss Sàrl	Casual soccer game	Commercially launched in China in May 2009

Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009

World of Fighter	The9	2D MMORPG	Commercially launched in China in January 2010

Kingdom Heroes 2 Online	USERJOY Technology Co., Ltd.	3D MMORPG	Commercially launched in China in May 2010

Winning Goal	The9	Web and SNS game	Commercially launched in China in July 2010

ShenXianZhuan	Hangzhou Fire Rain Network Technology Co., Ltd.	2.5D MMORPG	Preparing for beta testing

Planetside 2	Sony Online Entertainment LLC	3D MMOFPS game	In localization process

Free Realms	Sony Online Entertainment LLC	3D cartoon fairy online game	In localization process

Seoyugi	NNG Lab/ CJ Internet Corporation	2D MMORPG	In localization process
Our license agreement with HanbitSoft and IMC Games Co., Ltd. to operate GE expired in November 2010. Our license agreement with T3 Entertainment Co., Ltd. for Audition 2 was terminated in November 2010.
License of SUN from Webzen. In December 2005, we entered into an agreement with Webzen, a video game developer in South Korea, pursuant to which we obtained an exclusive license from Webzen to operate SUN, a 3D MMORPG, in mainland China. SUN was commercially launched in May 2007. Our license to operate SUN was renewed on May 24, 2010.
License of Atlantica from Ndoors. In April 2008, we entered into an agreement with Ndoors pursuant to which we obtained an exclusive license from Ndoors to operate the Atlantica game, a 3D MMORPG, in mainland China. The game was commercially launched in mainland China in June 2009.
Licensing to Third-Parties of World of Fighter. In May 2009, we entered into a license agreement for World of Fighter, which entitles a game operator to operate the game in Taiwan. We also licensed the game to game operators in South Korea in December 2009, in Vietnam in March 2010 and in Thailand in June 2010. The game was commercially launched in mainland China in January 2010. We also prepare for the operation of the game in the United States through our wholly-owned subsidiary, The9 Interactive, Inc., a Delaware corporation.

License of Kingdom Heroes 2 Online from USERJOY. In July 2009, we entered into an agreement with USERJOY an online game developer in Taiwan, pursuant to which we obtained an exclusive license from USERJOY to operate Kingdom Heroes 2 Online in mainland China. The game was commercially launched in China in May 2010.
License of ShenXianZhuan from Fire Rain and Investment in Fire Rain. In February 2009, we invested, through Shanghai IT, in Fire Rain and obtained a 20% equity interest. We have a call option to acquire part or all of the other 80% equity interest at a pre-determined price within 24 months from the commercial launch of the games developed by Fire Rain. Pursuant to our agreement with Fire Rain, we obtained an exclusive license from Fire Rain to operate ShenXianZhuan, a 3D MMORPG, in mainland China. In January 2010, we entered into an agreement with the founders of Fire Rain to acquire an additional 5% equity interest to increase our shareholding in Fire Rain to 25%. In 2011, Shanghai IT transferred all its equity interests in Fire Rain and its rights relating to the license of ShenXianZhuan to Huopu Cloud.
License of Seoyugi from CJ Internet Corporation and NNG Lab. In November 2010, we entered into a license agreement with CJ Internet Corporation as licensor and NNG Lab as developer, pursuant to which we obtained an exclusive license to operate Seoyugi in mainland China.
Development of Winning Goal. We commercially launched our proprietary game Winning Goal in June 2010 in both SNS and web versions. We have licensed Winning Goal to game operators for operating the game in Germany, Japan, Korea, Poland, the United States and other countries.
License of EA Sports™ FIFA Online 2 from EA Swiss Sàrl. In May 2007, we obtained from EA Swiss Sàrl an exclusive license to operate the EA Sports™ FIFA Online 2 game in mainland China. The game was commercially launched in mainland China in May 2009. In December 2010, we entered into an agreement with EA Swiss Sàrl to prematurely terminate the EA Sports™ FIFA Online 2 license, which would otherwise have expired in May 2012, and to cease commercial operation of the game in China. We expect that we will cease to operate the game in China in 2011.
License of Free Realms and Planetside 2 from Sony Online Entertainment LLC. In June 2010, we obtained an exclusive license from Sony Online Entertainment LLC, an online game developer, to operate Free Realms and Planetside 2 in mainland China and Hong Kong. In February 2011, we, through our wholly-owned subsidiary, The9 Korea Co., Ltd., obtained an exclusive license from Sony Online Entertainment LLC to operate Free Realms, Planetside 2 and PoxNora, a MMORPG, in South Korea.
Web Game Platform. We also set up a web game platform www.9c.com, which enables our customers to access a wide range of web games including Winning Goal and other web games we jointly operate with other game companies.
In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational matters, which is followed by “open beta testing” in which we allow our registered users to play without removing their in-game data to ensure performance consistency and stability of operating systems. We can start to charge users at open beta testing or at a later stage at our discretion.
Our online games offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet café equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See “— B. Business Overview — Membership Management and Payment System.”

Other Products and Services. Our other products and services mainly consist of internet protocol television services or IPTV services, SMS service, licensing of our proprietary games to third parties, our game operating support, website solutions and advertising services, and mobile game platform.
IPTV Services. We have contracts with several Chinese telecom carriers for development and maintenance of games operated on IPTV.
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
Game Operating Support, Website Solutions and Advertising Services. Our game operating support, website solutions and advertising services primarily relate to providing game operating support, including payment collection and processing and other online game related technical support.
Mobile Game Platform. We established a mobile business unit in April 2010 and started to expand our business into the mobile internet field. In July 2010, we made a strategic minority equity investment in OpenFeint, the developer and operator of a leading mobile social gaming network. In December 2010, we also entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a five-year term.
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

Purchase of In-game Items
A customer can purchase in-game items through any of the following methods:
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
Online Payment. A customer can access online games free of charge and buy in-game items online by charging payment directly to a credit or debit card.
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
On-Site Promotion. We distribute free game-related posters, promotional prepaid cards for beginners, game-related souvenirs such as watches, pens, mouse pads and calendars at trade shows, selected Internet cafés and computer stores.
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

Our licensing process begins with a preliminary screening, review and testing of a game, followed by a cost analysis, negotiations and ultimate licensing of a game, including all regulatory and approval processes. A team is then designated to conduct “closed beta testing” of the game to resolve operational matters, followed by “open beta testing” during which our registered users may play the game without removing their in-game data to ensure performance consistency and stability of our operation systems. Testing generally takes three to six months, during which time we commence other marketing activities.
Technology
We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:
•	servers and network devices located in eleven internet data centers throughout China as of the end of December 2010;
•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and
•	hardware platform and server sites primarily consisting of Lenovo, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, HP and Cisco storage systems; and H3C network equipments.
We have a network operation team responsible for the stability and security of our network. The team follows server workflow to detect, record, analyze and ultimately solve problems. In addition, we frequently upgrade our game server software to ensure the stability of our operation and to reduce hacking risks.
Competition
Our major competitors include, but are not limited to, online game operators in China. These include Shanda Games Limited (which operates Legend of Mir, Dragon Nest and Aion), NetEase (which operates WoW, Westward Journey Online and Fantasy Westward Journey), Changyou.com Limited (which operates Tian Long Ba Bu), Perfect World, Co. Ltd. (which operates Perfect World and Zhu Xian), Giant Interactive Group (which operates ZT Online and Giant Online) and Tencent (which operates Dungeon and Fighter, Cross Fire and QQ Dance.)
As we are in the process of developing our mobile social gaming platform business, we anticipate that we may also face competitions in the mobile game industry. For example, mobile service providers, handset companies or other parties may introduce a mobile platform or other business model to compete with us. We compete primarily on the basis of user base, relationships with content developer, mobile device manufacturers, mobile service providers, key technologies as well as research and development capabilities.
Our existing and potential competitors may compete with us regarding marketing activities, quality of online games and sales and distribution networks. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.”
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
Legal Proceedings
See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and Internet content provision businesses in China. As a result, we conduct our online gaming and Internet content provision businesses in China through contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud, our affiliated PRC entities. Shanghai IT is ultimately owned by our shareholders Jun Zhu, and Yong Wang, both of whom are PRC citizens. Huopu Cloud is owned by Junping Han and Wei Xiong, both of whom are also PRC citizens.
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
Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing
Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and regulated by various government authorities, including MIIT, the Ministry of Culture, GAPP and the State Administration for Industry and Commerce. The principal PRC regulations governing the Internet content provision industry as well as online gaming services in China include:
•	Telecommunications Regulations (2000);
•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;
•	The Administrative Measures for Telecommunications Business Operating License (2009);
•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011;
•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);
•	The Tentative Measures for Administration of Internet Publication (2002);
•	The Tentative Measures for Administration of Online Games (2010); and
•	The Foreign Investment Industrial Guidance Catalogue (2007).
In July 2006, MIIT issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”
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
With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2011), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games, regardless of whether imported or domestic, must be registered with MIIT and such online games shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPP prior to commencement of operations in China.
GAPP and MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — We rely on services from third parties to carry out our businesses and to deliver our online game points to end users, and if there is any interruption or deterioration in the quality of these services, our end users may cease to use our products and services.”

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Notice of Strengthening the Management of Virtual Currency of Online Games promulgated by the Ministry of Culture and the Ministry of Commerce on June 4, 2009 and the Tentative Measures for Administration of Online Games promulgated by the Ministry of Culture on June 3, 2010 impose more restrictions and requirements on online game operators that issue virtual currencies. According to the above regulations, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the relevant regulations. In addition, under the new rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency. The new rules also require that the service agreement entered into between the online game operators and the end users shall contain general terms of standard online game service agreement issued by the Ministry of Culture.
In September 2009, GAPP further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the MOC and MIIT, did not join GAPP in issuing the GAPP Circular. To date, GAPP has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”
The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.
Furthermore, MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulations on Internet Content
The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture and GAPP. These measures specifically prohibit Internet activities, which includes the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors”, which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”
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

Regulations on Privacy Protection
PRC laws and regulations do not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
Import Regulations
Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.
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
Pursuant to the Exchange Rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE is obtained. Further, foreign investment enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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
According to Notice 75:
•	prior to establishing or assuming control of an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident must complete the overseas investment foreign exchange registration procedures with the local SAFE branch;
•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise in the offshore company, or (2) the completion of any overseas fundraising by such offshore company; and
•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company.
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

As a result of the uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the PRC beneficial owners of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the PRC beneficial owners of our company and our subsidiaries may subject us or such PRC resident shareholders to fines and other penalties. It may also limit our ability to contribute additional capitals to our PRC subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.
C.	Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest of each of our subsidiaries and affiliated entities that operate our major game platforms in China as of the date of this annual report. For a listing of all of our significant subsidiaries and affiliated entities, see Exhibit 8.1 filed herewith.

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
Until approximately mid-2009, we derived substantially all of our revenues through our wholly-owned subsidiary C9I and its operation of WoW in China through cooperation with Shanghai IT. In 2008 and 2009, 91% and 88% of our total revenues, respectively, were attributable to the operation of WoW in China, including game playing time, merchandise sales and other related revenues. Our license to operate the WoW game in China expired on June 7, 2009. As a result, our revenues decreased by 55.6% from RMB1,806.1 million in 2008 to RMB802.6 million in 2009 and by a further 86.5% to RMB108.5 million (US$16.4 million) in 2010. As of the date of this annual report, we have not identified a product to replace the WoW game. Since the non-renewal of the WoW license, we have depended more on our relationships with other existing game licensors, such as EA Swiss Sàrl, Webzen, Ndoors and USERJOY, and we expect to continue to rely on the relationship with these licensors in the near future. We also expect to depend on our acquired subsidiaries, such as Red 5 and Fire Rain, to successfully develop and commercially launch new online games including Firefall and ShenXianZhuan in the near future.
To broaden our product offerings, we have obtained exclusive licenses to operate additional online games in China, including Seoyugi, Free Realms and Planetside 2. In addition, we have devoted more resources in developing our proprietary games. In 2010, we commercially launched one proprietary web and SNS game, Winning Goal, one proprietary 2D MMORPG, World of Fighter. We are also preparing for the launch of FireFall, ShenXianZhuan and our other proprietary online games.
We established a mobile business unit in April 2010 and started to expand our business into the mobile internet field. In July 2010, we made a strategic minority equity investment in OpenFeint, the developer and operator of a leading mobile social gaming network. In December 2010, we also entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a five-year term.
The major factors affecting our results of operations and financial condition include:
•	our revenue composition and sources of revenue;
•	our cost of services; and
•	our operating expenses.

Each of these factors is discussed below.
Revenue Composition and Sources of Revenue. In 2008, 2009 and 2010, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services. The following table sets forth the revenues generated from our online game services in China and other services, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Revenues:
Online game operation	1,800,313	99.7	795,477	99.1	101,815	15,426	93.8
Other revenues	5,817	0.3	7,152	0.9	6,699	1,015	6.2

Total revenues	1,806,130	100.0	802,629	100.0	108,514	16,441	100.0

Online Game Services. Since we commercially launched WoW in China in June 2005 and until June 2009, we had derived substantially all of our online game service revenues from sales of WoW playing time. In 2008, 2009 and 2010, revenues from our online game services amounted to RMB1,800.3 million, RMB795.5 million and RMB101.8 million (US$15.4 million), respectively. The decreases in revenue in 2010 and 2009 from 2008 were mainly due to revenue losses from the non-renewal of the WoW license agreement in June 2009.
We generated our online game service revenues through either time-based or item-based revenue models. We used a time-based revenue model only for WoW, under which we charged players based on the time they spent playing the game. We use an item-based revenue model for our other games under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. As the WoW license agreement expired in June 2009, our online game operation revenues are now generated through the item-based revenue model.
In the item-based revenue model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may use game points to purchase in-game premium features. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees from prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.
In the time-based model, we generated online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sold them to end users. Both prepaid cards and prepaid online points provided customers with a pre-specified length of game playing time. All prepaid fees received from distributors were initially recognized as advances from customers. Prepaid fees were recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by end customers or when the likelihood that we would provide further online game service to those customers was remote.
Other Revenues. Other revenues were mainly divided into (i) revenue generated from our contracts with a Chinese mobile carrier for development and maintenance of the games operated on IPTV, (ii) revenue generated from our contracts with various Chinese mobile carriers for the transmission of short messaging services, (iii) revenue generated from licensing our proprietary games developed by us to overseas game operators and (iv) revenue generated from our game operating support, website solutions and advertising services. In 2008, 2009 and 2010, revenues from our other products and services amounted to RMB5.8 million, RMB7.2 million and RMB6.7 million (US$1.0 million), respectively.

Cost of Services. Our cost of services consists of costs directly attributable to rendering our products and services, including online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services we provide.
Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment expenses.
Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other expenses for the development of online games. Our other product development costs include costs that we have incurred to develop and maintain our websites. Our product development expenses amounted to RMB73.8 million, RMB114.4 million and RMB139.4 million (US$21.1 million) for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that our product development expenses will continue to increase in the near future as we further expand our game development capabilities.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of advertising and marketing expenses to promote our games and compensation to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB103.7 million, RMB112.5 million and RMB63.3 million (US$9.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Marketing expenses generally increase during the periods we launch our new games.
General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, provision for doubtful accounts and provision for prepayments and other current assets, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB319.3 million, RMB225.1 million and RMB112.7 million (US$17.1 million) for the years ended December 31, 2008, 2009 and 2010, respectively. We expect general and administrative expenses including share-based compensation expenses will increase with the expansion of our business.
Impairment. Impairment charges consist of our expenses associated with the impairment of certain equipment, intangible assets and goodwill. Impairment expenses amounted to RMB82.1 million, RMB78.9 million, RMB37.9 million (US$5.7 million) for the years ended December 31, 2008, 2009 and 2010, respectively.
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
As a result of the non-renewal of the WoW license agreement beyond June 7, 2009, we recorded impairment and certain other charges in our consolidated financial statements for the year ended December 31, 2009 as follows:
•	A RMB103.2 million provision for royalty prepayments including withholding taxes that were paid in 2009 but not consumed prior to the expiration of the WoW license on June 7, 2009;
•	RMB40.0 million of additional depreciation expense related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to the non-renewal of the WoW license agreement;
•	A RMB30.2 million impairment for goodwill which was deemed recoverable as of December 31, 2008 based on our company’s impairment test that includes the operating cash flow generated from WoW operation during the period from January 1 to June 6, 2009, but was no longer recoverable following the expiration of the WoW license on June 7, 2009; and
•	A RMB22.1 million provision for additional cost of services related to the refund of point cards, which is the difference between the face value of the point cards and the net proceeds our company received in the sales of the respective point cards.
We did not record any impairment related to the non-renewal of the WoW license agreement for the year ended December 31, 2010.
Holding Company Structure
We are a holding company incorporated in the Cayman Islands and rely primarily on dividends and other distributions from our subsidiaries and our affiliates in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.” In addition, failure to comply with relevant SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

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
In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of Internet content provision, Internet culture operation, Internet publishing and advertising businesses in China, we operate our PRC online gaming and Internet content provision businesses through contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud. Shanghai IT and Shanghai Jiucheng Advertisement are ultimately owned by Jun Zhu and Yong Wang, our shareholders, both of whom are PRC citizens. Huopu Cloud is owned by Junping Han and Wei Xiong, both of whom are PRC citizens.
In April 2001, the PRC government began tightening its supervision of Internet cafés, closing down unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the overall growth of Internet cafés. The issuance of Internet café licenses has been suspended from time to time and was suspended most recently in 2007. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of Internet cafés in China, or any tightening of the governmental requirements relating to the customer’s age, business hours and other operational aspects of Internet cafés, could limit our ability to maintain or increase our revenues and expand our customer base, which will materially and adversely affect our business and results of operations. Furthermore, the Ministry of Culture has issued a notice to require, among other things, the review and prior approval of all new online games licensed from foreign game developers and related license agreements. The pre-approval will not be granted if the Ministry of Culture finds the content of the game objectionable or the terms of the related license agreement grossly unfairly to the Chinese licensee. There is no assurance that we will be able to obtain the pre-approvals for our new licensed foreign games in a timely manner.
In 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aimed to protect the physical and psychological health of minors. This law required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other users may continuously spend playing an online game as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors”, which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. We have implemented such “anti- fatigue” and identification systems on all of our online games. Further strengthening of such anti-fatigue and identification systems or the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”

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
Income and Sales Taxes
The National People’s Congress of the PRC adopted and promulgated the CIT Law on March 16, 2007. The CIT Law went into effect as of January 1, 2008, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to CIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai, including The9 Computer and C9I Shanghai, and which were established before March 2007, can enjoy five-year transitional reduced EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries that hold a HNTE qualification are subject to a 15% preferential EIT rate.
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
In addition, under the CIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the CIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold The9 Computer and C9I through GameNow.net (Hong Kong) Limited, and China The9 Interactive Limited. GameNow.net (Hong Kong) Limited and China The9 Interactive Limited are companies incorporated in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of relevant tax authority.
Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

The new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the State Administration of Taxation further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC EIT on our global income.
According to the CIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be resident enterprise or if such income are otherwise regarded as income from “sources within the PRC.”The continued eligibility of such preferential tax treatments Shanghai IT, The9 Computer, C9I Shanghai and C9I Beijing enjoyed before 2008 are subject to the implementation of the CIT Law and other relevant regulations, and most of our PRC subsidiaries may no longer be entitled to such tax benefits. Under the CIT Law and related detailed implementation guidance enacted so far, C9I Beijing is entitled to continue its tax holiday of six years (including three years of exemption from CIT followed by three years of a 50% reduction in the CIT rate since 2007); Shanghai IT is entitled to enjoy a preferential EIT rate from 2008 to 2010; and C9I Beijing is entitled to enjoy a preferential EIT rate of 15% for a three year period if it can continuously be qualified as a HNTE. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”
Our subsidiaries in the United States are registered in California and subject to U.S. federal corporate marginal income tax rate 34% and state income tax rate of 8.84%, respectively.
Consolidation of Variable Interest Entities, or VIEs.
PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related business. We applied our own assumptions, under the advice of our PRC legal counsel, to comply with these foreign ownership restrictions. We operate our business through Shanghai IT and Huopu Cloud and have entered into a series of contractual arrangements with Shanghai IT and Huopu Cloud and their equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions.” As a result of these contractual arrangements, the shareholders of Shanghai IT and Huopu Cloud irrevocably granted us the power to exercise all voting rights to which they are entitled. In addition, we are entitled to receive service fees for services provided to Shanghai IT and Huopu Cloud. Thus, we receive the economic benefits generated by Shanghai IT and Huopu Cloud, have the ability to effectively control Shanghai IT and Huopu Cloud and we are considered the primary beneficiary of Shanghai IT and Huopu Cloud. Accordingly, Shanghai IT and Huopu Cloud are consolidated VIEs of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication business via direct or indirect or disguised manner. However, it is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT and Huopu Cloud might preclude us from consolidating Shanghai IT and Huopu Cloud in the future.
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
Online game services
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
Virtual item / service consumption model — online game services except WoW services
In the item-based revenue model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may use game points to purchase in-game premium features. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.
For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time ranging from one to 90 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For permanent features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the permanent features, which are typically less than one year. When estimating the average lives of the in-game permanent features, we considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of end users may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. We will continue to monitor the operational statistics and usage patterns.

Time consumption model — WoW services
In the time-based model applicable to WoW, we generated online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sold them to end users. Both prepaid cards and prepaid online points provided customers with a pre-specified length of game playing time. All prepaid fees received from distributors were initially recognized as advances from customers. Prepaid fees were recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by end customers or when the likelihood that we would provide further online game service to those customers was remote.
First-time game players were required to purchase CD-Key in order to register a unique code for future game playing. We determined whether an arrangement with multiple deliverables consisted of more than one unit of accounting and whether such arrangement should be allocated among the separate units of accounting. Determining whether an arrangement consisted of more than one unit of accounting and how consideration should be allocated among the separate units of accounting required significant judgment, including judgment with regard to whether the delivered item(s) had value to the customer on a stand-alone basis and the fair value of the undelivered item. Different judgments could result in different amounts and timing of revenue recognized. Such CD-Key fees received from distributors were initially recognized as advances from customers. Prior to 2008, CD-Key fees were amortized over a one-year period. Effective January 1, 2008, they were amortized over the shorter of one year or WoW’s remaining license period ended on June 7, 2009, starting from the time when the game players activated the CD-Key. CD-Key fees were also recognized as revenues when the likelihood that we would provide further online game service to those customers was remote.
Other revenues
Other revenues include those generated from internet protocol television (“IPTV”) services, short message services, game operating support, website solutions and advertisement, licensing revenue, and sales of certain online game related software packages and accessory merchandise.
IPTV services
IPTV services revenue mainly represent revenue from contracts with a Chinese mobile carrier for development and maintenance of games operated on IPTV and licensing revenue from our self-developed game. IPTV revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.
Short message services
Our contracts with various Chinese mobile carriers for the transmission of wireless short messaging services. Revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.
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
Game development and licensing
Since its acquisition by us on April 6, 2010, Red 5 has been focusing on the development of a game under a game development and license agreement entered into in 2006 with a third party game operator and amended in 2009. Subsequent to the completion of the game development, Red 5 will be obligated to provide post-contract customer support, or PCS, and localization support services to the third party operator in various countries. During the term of the exclusive and nontransferable license, the gross receipts generated from future sales of game packages, points to access the online game, and other related merchandise will be shared by Red 5 and the third party operator through royalties payable by the third party operator. The third party operator will make royalty payments initially at a reduced rate to recover its cash advances made to Red 5. We recognize game development and licensing revenue when persuasive evidence of an arrangement exists, delivery has occurred, the arrangement fee is fixed or determinable and collectability of such fee is probable.
The arrangement with the third party operator requires significant modification or customization of software and consists of multiple elements, including software development and licensing, PCS and localization support services. We determined that vendor-specific objective evidence of the fair value of PCS and localization support services as the undelivered elements does not exist. As a result, revenue is being deferred and will be recognized ratably over the period during which the localization support services are expected to be performed or the PCS period, whichever is longer, once the game has been delivered and the provision of PCS and localization support services has commenced, assuming all other revenue recognition criteria are met.
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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. As of December 31, 2009 and 2010, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2008, 2009 and 2010, we did not have any material interest and penalties associated with tax positions.
Property, Equipment and Software. The carrying value of property, equipment and software is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. A review of long-lived assets for impairment is required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. In 2008, 2009 and 2010, we recognized impairment provisions on computer equipment of RMB8.9 million, RMB21.2 million and RMB4.9 million (US$0.7 million), respectively. Recognition of impairment charges requires significant judgment. Any material differences to the estimates that have been used could result in differences in the amount and timing of the impairment charges. Our computers and equipment for our online game operation are amortized over an estimated useful life of approximately three to four years.
In connection with the expiration and non-renewal of the WoW license, we assessed alternative uses for equipment used in connection with the operation of WoW, taking into consideration future expected game operations, as well as expected value upon the expiration date of the WoW license agreement. As a result, the expected useful life of the servers and related equipment and the expected value of the servers and related equipment upon termination of the WoW license agreement were adjusted. This change in accounting estimate was accounted for prospectively from January 1, 2008. As a result, in 2008, depreciation expense recorded as cost of services increased by approximately RMB68.4 million, both profit from operations and net income decreased by RMB68.4 million, and both basic and diluted earnings per share decreased by RMB2.47. In 2009, depreciation expense recorded as cost of services increased by approximately RMB40.0 million, both loss from operations and net loss increased by RMB40.0 million, and both basic and diluted net loss per share increased by RMB1.57.
Intangible assets. Our intangible assets consist primarily of intangible assets from business combinations and upfront licensing fees. We recognize intangible assets acquired through business combinations as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment in accordance with relevant accounting guidance. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets, such as purchased technology, licenses, domain names and non-compete agreements, in-process research and development and backlog, arising from the acquisitions of subsidiaries and VIEs are recognized and measured at fair value upon acquisition. The WoW game-related intangible assets arising from a business combination transaction were amortized over the license term of the WoW game of four years. In-process research and development is indefinite-lived until completion or abandonment of the associated research and development efforts. Backlog is amortized on the straight line basis over the estimated useful economic life of seven years.
Upfront licensing fees paid to licensors are recognized as intangible assets if a game has reached technological feasibility when such payments are contractually due. Technological feasibility is met upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or the license period, which range from two to four years. Amortization of the upfront licensing fees commences upon the launch of the applicable online game.
Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarters of 2008, we concluded that goodwill was not impaired in fiscal 2008. In June 2009, we assessed the recoverability of goodwill and recognized full impairment of RMB30.2 million, as a result of the non-renewal of the WoW license. After completing our annual impairment reviews during the fourth quarter of 2010, the reporting unit that was subject to the annual impairment testing had fair value which exceeded its respective carrying value by a significant margin. We concluded that goodwill was not impaired as of December 31, 2010.

Share-Based Compensation. Under our Amended 2004 Stock Option Plan, we granted a total of 205,000 options to certain of our employees and directors in 2008 and no new options in 2009. On September 1, 2009, we modified the exercise price of stock options granted to certain senior officers and directors to US$7.36 per share, the market price on the date of modification. We granted a total of 3,887,382 options to our employees and directors in 2010.
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
Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2008, 2009 and 2010. Expected volatilities are based on historical volatilities of our ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.
Other than the options granted under our Amended 2004 Stock Option Plan, in November 2008, as approved by our board of directors, we granted equity warrants to Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, to purchase 552,196 of our ordinary shares. Also, in September 2008, The9 Development Center Limited, or TDC, a wholly-owned subsidiary of our company, approved its 2008 Stock Option Plan. On October 1, 2008, TDC granted options to Jun Zhu and certain employees of TDC to purchase 18,961 ordinary shares of TDC. We recorded share-based compensation for these equity warrants and TDC options in 2008 and 2009. In addition, on December 8, 2010, we granted 1,500,000 ordinary shares to Incsight, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. We considered the grant of ordinary shares as an incentive to retain Mr. Jun Zhu’s services with our company. The awarded non-vested shares would be valid for five years from December 8, 2010. The fair value of the granted non-vested shares is US$6.48 per share, the market price on the date of grant. We recorded share-based compensation of RMB3.9 million (US$0.6 million) for the year ended December 31, 2010. We record share-based compensation expenses for these performance-based awards based upon our estimate of the probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). We periodically adjust the cumulative share-based compensation recorded when the probable outcome for these performance-based awards is updated based upon changes in actual and forecasted operating results. Our actual performance against the performance targets could differ materially from our estimates.

In February 2006, Red 5 adopted a Stock Incentive Plan, or Red 5 Stock Incentive Plan, under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. We granted 7,235,874 shares of common stock under the Red 5 Stock Incentive Plan from April 6, 2010 to December 31, 2010. We measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding the fair value of the common stock, expected term, volatility, risk-free interest rate, and dividend yield.
Share-based compensation expenses of RMB52.0 million, RMB71.2 million and RMB30.2 million (US$4.6 million) were recognized for the years ended December 31, 2008, 2009 and 2010, for options and warrants granted to our company’s employees and directors, including incremental compensation cost of RMB13.4 million (US$2.0 million) in 2009 due to modification of the option exercise price.
Impairment of Equity Investment. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB11.3 million, nil and RMB196.1 million (US$29.7 million) was recognized in 2008, 2009 and 2010, respectively.
Impairment of Long-lived Assets and Intangible Assets. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to long-lived assets amounting to RMB8.9 million, RMB21.1 million and RMB4.9 million (US$0.7 million) were recognized in 2008, 2009 and 2010, respectively. Impairment charges relating to intangible assets amounting to RMB73.2 million, RMB27.5 million and RMB33.0 million (US$5.0 million) were recognized in 2008, 2009 and 2010, respectively.
Noncontrolling interest. A noncontrolling interest in our subsidiary or VIE represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to us. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and requires that earnings and other comprehensive income to be attributed to controlling and noncontrolling interest. The presentation regarding noncontrolling interest was retrospectively applied for all the periods presented.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	%	%	%
Revenues:
Online game services	105.2	104.6	99.0
Other revenues	0.3	0.9	6.5
Sales taxes	(5.5)	(5.5)	(5.5)

Net revenues	100.0	100.0	100.0
Cost of services	(58.3)	(93.7)	(100.4)

Gross profit (loss)	41.7	6.3	(0.4)

Operating expenses:
Product development	(4.3)	(15.0)	(135.6)
Sales and marketing	(6.1)	(14.8)	(61.5)
General and administrative	(18.7)	(29.6)	(109.6)
Impairment of equipment, intangible assets and goodwill	(4.8)	(10.4)	(36.9)

Total operating expenses	(33.8)	(69.8)	(343.6)

Profit (loss) from operations	7.9	(63.5)	(344.0)
Interest income	3.3	4.0	22.5
Other (expenses) income, net	(1.1)	8.1	18.8
Income tax (expenses) benefit	(2.8)	0.7	(7.2)
Gain on investment disposal	—	—	6.6
Impairment loss on investments	(1.5)	(2.9)	(190.7)
Share of loss in equity investments, net of taxes	(0.1)	(0.3)	(10.4)

Net income (loss)	5.6	(53.9)	(504.4)

Net loss attributable to noncontrolling interest	*	(0.6)	(18.6)

Net Income (loss) attributable to holders of ordinary shares	5.7	(53.3)	(485.8)

*	Less than 0.1%
Year 2010 Compared to Year 2009
Revenues. Our revenues decreased by 86.5% from RMB802.6 million in 2009 to RMB108.5 million (US$16.4 million) in 2010, primarily due to the expiration of the WoW license, and that we have not identified a product to replace the WoW game.
Online Game Services. Our revenues from our online game services decreased by 87.2% from RMB795.5 million in 2009 to RMB101.8 million (US$15.4 million) in 2010 primarily due to the expiration of the WoW license.
Other Revenues. Revenues generated from other products and services decreased by 6.4% from RMB7.2 million in 2009 to RMB6.7 million (US$1.0 million) in 2010. The decrease is mainly due to the decrease in SMS service income.
Cost of Services. Cost of services decreased by 85.5% from RMB712.5 million in 2009 to RMB103.3 million (US$15.6 million) in 2010. The decrease was primarily due to the expiration of the WoW license.
Operating Expenses. Operating expenses decreased by 33.4% from RMB530.9 million in 2009 to RMB353.4 million (US$53.5 million) in 2010, primarily attributable to the expiration of the WoW license.
Product Development Expenses. Product development expenses increased by 21.8% from RMB114.4 million in 2009 to RMB139.4 million (US$21.1 million) in 2010. The increase was primarily due to additional research and development costs incurred by Red 5.
Sales and Marketing Expenses. Sales and marketing expenses decreased by 43.8% from RMB112.5 million in 2009 to RMB63.3 million (US$9.6 million) in 2010. The decrease in sales and marketing expenses in 2010 compared to 2009 was primarily attributable to the decrease in advertising expenses of FIFA online 2 and Atlantica and the expiration of the WoW license.
General and Administrative Expenses. General and administrative expenses decreased by 49.9% from RMB225.1 million in 2009 to RMB112.7 million (US$17.1 million) in 2010. The decrease was primarily due to the expiration of the WoW license, saving the related labor cost, legal cost and taxes, and the decrease in share-based compensation.

Impairment of equipment, intangible assets and goodwill. Impairment provision was RMB37.9 (US$5.7 million) in 2010, compared to RMB78.9 million in 2009. The 2010 figure included impairment on certain license obtained and fixed assets.
Interest Income. Net interest income decreased by 23.9% from RMB30.5 million in 2009 to RMB23.2 million (US$3.5 million) in 2010, mainly due to decrease of the balance of cash in bank.
Other Income (Expense). Other income decreased by 68.8% from RMB61.8 million in 2009 to RMB19.3 million (US$2.9 million) in 2010, primarily attributable to the decrease of subsidies received.
Income Tax Benefit (Expenses). Income tax expenses was RMB7.4 million (US$1.1 million) in 2010, compared to income tax benefit of RMB5.5 million in 2009. The change was primarily due to the change in deferred tax.
Gain on Investment Disposal. In 2010, we had a gain on investment disposal of RMB6.8 million (US$1.0 million), primarily due to our sale of an equity investment in June 2010 with a proceed of US$1 million. That investment had been written off in a prior impairment test.
Impairment Loss on Investment. In 2010, we recorded an impairment provision of RMB196.1 million (US$29.7 million) as loss on investment, compared to RMB22.4 million in 2009. Impairment provisions in 2010 mainly related to our equity investment in a Korean online game developer and operator.
Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB499.6 million (US$75.7 million) in 2010, compared to net income of RMB405.2 million in 2009.
Year 2009 Compared to Year 2008
Revenues. Our revenues decreased by 55.6% from RMB1,806.1 million in 2008 to RMB802.6 million in 2009, primarily due to reduced sales of online game services resulting from the non-renewal of the WoW license.
Online Game Services. As a result of the non-renewal of the WoW license, our revenues from our online game services decreased by 55.8% from RMB1,800.3 million in 2008 to RMB795.5 million in 2009. Our revenues generated from WoW decreased from RMB1,651.1 million in 2008 to RMB710.3 million in 2009.
Other Revenues. Revenues generated from other products and services increased by 23.0% from RMB5.8 million in 2008 to RMB7.2 million in 2009. The increase is mainly due to an increase in revenue from short message services in 2009.
Cost of Services. Cost of services decreased by 28.6% from RMB997.9 million in 2008 to RMB712.5 million in 2009. The decrease was primarily due to a reduction in royalty payments in connection with online game sales, and a decrease in server depreciation, intangible assets amortization and internet data center costs relating to WoW. The percentage decrease in cost of services was lower than the decrease in revenues because certain WoW-related prepaid royalties, deferred costs and related prepaid withholding taxes of RMB103.2 million were written off and additional depreciation expense of RMB40.0 million relating to WoW-related property, equipment and software were recorded during 2009 to reflect the change to a shorter expected useful life of the underlying assets due to non-renewal of the WoW license agreement. In addition, we announced a refund plan in connection with unactivated WoW game point cards, which were recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund we may potentially make amounts to approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. The difference between the face value of the point cards and the net proceeds we received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million for the year ended December 31, 2009. In addition, due to weaker than expected operating performance of certain games other than WoW, we recognized an impairment loss for prepaid royalties and deferred cost of RMB60.9 million and RMB0.4 million, respectively in 2009.

Operating Expenses. Operating expenses decreased by 8.3% from RMB579.0 million in 2008 to RMB530.9 million in 2009, primarily attributable to a decrease in general and administrative expenses of RMB94.2 million, offset by an increase in product development expenses of RMB40.6 million.
Product Development Expenses. Product development expenses increased by 55.0% from RMB73.8 million in 2008 to RMB114.4 million in 2009. The increase was primarily due to our increased expenses on in-house game development and contracted game development.
Sales and Marketing Expenses. Sales and marketing expenses increased by 8.5% from RMB103.7 million in 2008 to RMB112.5 million in 2009. The increase in sales and marketing expenses in the fiscal year ended December 31, 2009 compared to the same period in 2008 was primarily attributable to an increase in marketing activities for EA Sports™ FIFA Online 2 and Atlantica, both of which were launched in 2009.
General and Administrative Expenses. General and administrative expenses decreased by 29.5% from RMB319.3 million in 2008 to RMB225.1 million in 2009. The decrease was primarily because we did not write off additional accounts receivable, prepayments and other current assets, prepayment for equipment and advances to suppliers in connection with the non-renewal of the WoW license in 2009, which amounted to RMB80.2 million in 2008. The decrease was also due to a decrease in sales taxes by RMB40.3 million, which related to some contractual arrangements among several of our PRC subsidiaries. The decrease in general and administrative expenses was partially offset by an increase in non-cash share-based compensation expenses of RMB19.2 million, including incremental compensation cost of RMB13.4 million due to the repricing of our stock options in September 2009.
Impairment of equipment, intangible assets and goodwill. Impairment provision was RMB78.9 in 2009, compared to RMB82.1 million in 2008. This included (i) an impairment provision for goodwill of RMB30.2 million, which was deemed recoverable as of December 31, 2008 based on our impairment test that includes the operating cash flow generated from WoW operation during the period from January 1 to June 6, 2009, but was no longer recoverable following the expiration of the WoW license on June 7, 2009, (ii) a provision of RMB27.5 million for upfront license fees due to weaker than expected operating performance of certain games, and unsatisfactory market acceptance and deteriorating operational performance of certain licensed games, which have been commercially launched in other regions, but not yet commercially launched by us in China, and (iii) a provision of RMB21.2 million for computer equipment due to weaker than expected operating performance of certain games and the low possibility of reusing idled computer equipment in the foreseeable future.
Interest Income. Net interest income decreased by 46.2% from RMB56.7 million in 2008 to RMB30.5 million in 2009, mainly due to a decrease in cash balances.
Other Income (Expense). Other income was RMB61.8 million in 2009, compared to other expenses of RMB19.0 million in 2008. This change was primarily attributable to an increase of financial subsidies received from local government and a decrease in foreign exchange losses in 2009. Financial subsidies received amounted to RMB57.0 million in 2009, compared to RMB15.8 million in 2008, and foreign exchange gain amounted to RMB1.4 million in 2009, compared to foreign exchange losses of RMB31.7 million in 2008.
Income Tax Benefit (Expenses). Income tax benefit was RMB5.5 million in 2009, compared to income tax expenses of RMB47.9 million in 2008. The change was primarily due to the loss incurred in 2009, while we earned a profit in 2008.
Impairment Loss on Investment. In 2009, we recorded an impairment provision of RMB22.4 million as loss on investment, compared to RMB25.9 million in 2008. Impairment provisions were recognized in connection with certain investments in online game companies during the respective periods in view of their unsatisfactory financial and game development status.

Net Income (Loss). As a result of the foregoing, we recorded a net loss in 2009 in the amount of RMB409.9 million, compared to net income of RMB96.2 million in 2008.
Net Income (Loss) Attributable to Noncontrolling Interest. Net loss attributable to noncontrolling interest in 2009 was RMB4.8 million, compared to net loss attributable to noncontrolling interest of RMB0.7 million in 2008.
Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB405.2 million in 2009, compared to net income of RMB96.8 million in 2008.
B.	Liquidity and Capital Resources
Cash Flows and Working Capital
Historically, we financed our operations primarily through the proceeds from the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, the net proceeds from our initial public offering of our ADSs in December 2004, the equity investment received from EA in May 2007 and the net cash inflow from our operating activities before 2009.
As of December 31, 2009 and 2010, we had RMB1,675.1 million and RMB1,416.2 million (US$214.6 million) in cash and cash equivalents, respectively. The decrease of the cash and cash equivalents from 2009 to 2010 was primarily due to the cash used in our operating activities, and, to a lesser extent, the equity investments we made in certain investees. The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by (used in) operating activities	692,634	(106,086)	(247,552)	(37,508)
Net cash used in investing activities	(487,513)	(16,276)	(7,114)	(1,078)
Net cash provided by (used in) financing activities	(235,734)	(356,548)	(507)	(77)
Effect of foreign exchange rate changes on cash	(32,084)	1,405	(3,719)	(563)
Net increase (decrease) in cash and cash equivalents	(62,696)	(477,505)	(258,892)	(39,226)
Cash and cash equivalents at beginning of year	2,215,282	2,152,586	1,675,081	253,800
Cash and cash equivalents at end of year	2,152,586	1,675,081	1,416,189	214,574
Operating Activities
Net cash used in operating activities was RMB247.6 million (US$37.5 million) in fiscal 2010, compared to net cash used in operating activities of RMB106.1 million in 2009. This increase from 2009 to 2010 was mainly due to the increase in operating losses resulting from the non-renewal of the WoW license agreement in June 2009, and that we have not identified a product to replace the WoW game. Net cash used in operating activities was RMB106.1 million in fiscal 2009, compared to net cash provided by operating activities of RMB692.6 million in 2008. This decrease from 2008 to 2009 was mainly due to a decrease in our operating income resulting from the non-renewal of the WoW license agreement in June 2009.
Investing Activities
Net cash used in investing activities was RMB7.1 million (US$1.1 million) in fiscal 2010, compared to RMB16.3 million in fiscal 2009. The decrease in net cash used in investing activities from 2009 to 2010 was mainly due to refund of license fee of certain games, which partially offset by certain equity investments we made in 2010. Net cash used in investing activities was RMB16.3 million in fiscal 2009, compared to RMB487.5 million in fiscal 2008. The decrease in net cash used in investing activities from 2008 to 2009 was mainly due to reduced equity investments and reduced purchases of property, equipment and software.

Financing Activities
Net cash used in financing activities in fiscal 2010 amounted to RMB0.5 million (US$0.1 million), which was primarily attributed to purchase of shares of a subsidiary from holders of noncontrolling interest. Net cash used in financing activities in fiscal 2009 amounted to RMB356.5 million, which was primarily attributed to a special and non-recurring cash dividend paid in February 2009 and cash paid according to our share repurchase program. Net cash used in financing activities in fiscal 2008 was RMB235.7 million, representing cash paid according to our share repurchase program.
As a result of the non-renewal of the WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards, which we recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund we may potentially make amounts to approximately RMB200.4 million, of which RMB4.0 million and RMB0.4 million (US$0.06 million) was refunded in 2009 and 2010, respectively. The difference between the face value of the point cards and the net proceeds we received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million for year ended December 31, 2009. The advances from customers and deferred revenue relating to these WoW game point cards will be recorded as revenue after the release of legal liability to refund under the respective laws. We have engaged an agent to settle the liability with the game point card holders and game point distributors. As of December 31, 2010, the balance of the advance payment to the agent was RMB42.9 million (US$6.5 million).
We have sufficient cash balances as of December 31, 2010 to meet our operating cash flow requirements and enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming 12 months. As of the date of this filing, we have not identified a product to replace the WoW game, which we had relied on to generate most of our revenues before June 2009. If we are unable to acquire, develop or license a product to replace the WoW game, our cash flows will continue to be adversely impacted in the next 12 months.
Capital Expenditures
Capital Expenditures. We incurred capital expenditures of RMB93.5 million, RMB44.1 million and RMB29.2 million (US$4.4 million) in 2008, 2009 and 2010, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditure.
C.	Research and Development
Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. We intend to increase our game development capabilities and license and localize more new games that are attractive to users in China. Our research and development expenses were RMB73.8 million, RMB114.4 million and RMB139.4 million (US$21.1 million) in 2008, 2009 and 2010, respectively.
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F.	Contractual Obligations
We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-2 years	3-5 years	5 years
	(in RMB)
Operating Lease Obligations	11,200,749	8,009,544	1,729,965	1,461,240	—
G.	Recent Accounting Pronouncements
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements, or ASU 2010-06. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009. The adoption of the ASU did not have a material impact on our financial statements, except for the requirement to provide the Level 3 activity of purchases, sales issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not expect the adoption of the Level 3 guidance of ASU 2010-06 to have a significant impact on our consolidated financial statements.
In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, or ASU 2010-28. ASU 2010-28 amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. We do not expect that the adoption of ASU 2010-28 will have a material impact on our financial position, results of operations, or cash flows.
In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, or ASU 2010-29. ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact our financial position, results of operations, or cash flows.

H.	Safe Harbor
This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:
•	our ability to successfully launch and operate additional online games licensed by us in China;
•	our ability to license, develop or acquire additional online games that are attractive to users;
•	the maintenance and expansion of our relationships with online game developers, including our existing licensors;
•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;
•	risks inherent in the online game business;
•	risks associated with our future acquisitions and investments;
•	our ability to compete successfully against our competitors;
•	risks associated with our corporate structure and the regulatory environment in China; and
•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The names of our current directors and executive officers and their respective ages and positions as of the date of this annual report are as follows:

Directors and Executive Officers(1)	Age	Position/Title
Jun Zhu	44	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	62	Director
Davin Alexander Mackenzie(2)(3)	50	Independent Director
Chao Y. Wang(2)(3)	46	Independent Director
Ka Keung Yeung(2)(3)	51	Independent Director
George Lai	34	Chief Financial Officer
Swun Woo Park	37	Vice President
Chris Shen	42	Vice President
Yong Wang	43	Vice President

(1)	Our former president Xiaowei Chen’s employment contract with the company expired on May 16, 2010. Lingdong Huang, our former vice president, resigned on August 20, 2010. Xudong He, our former vice president, resigned on November 30, 2010. Huanxin Jiang, our former vice president, resigned on January 31, 2011.

(2)	Member of Compensation Committee.

(3)	Member of Audit Committee.

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
Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. Prior to that, from 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focused on the China market. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie currently also serves as a member of the board of directors and the audit and compensation committee of AsiaInfo-Linkage Inc., a Nasdaq-listed company. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an MA degree in International Studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.
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
George Lai has served as our chief financial officer since July 2008. Prior to joining The9, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in connection with numerous IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his Bachelor of Business Administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.
Swun Woo (Tony) Park has served as our vice president since January 2007. Prior to joining us, Mr. Park served as the president of international business at HanbitSoft, a leading game developer and publisher in Korea. Since April 2002, he has served various management functions at HanbitSoft, including business development, strategic planning, marketing and brand management, game studio management, localization & technical operations, joint venture management, as well as investor relations. Prior to joining HanbitSoft, Mr. Park worked as a venture capitalist at ADL Partners from April 2000 to April 2002, and as a management consultant at Arthur D. Little from December 1998 to April 2000. Mr. Park received his Bachelor’s degree in Business Administration from the Korea University.
Chris Shen has served as our vice president since January 2006. Mr. Shen joined The9 in August 2005 as our senior director of marketing and is in charge of The9’s mobile social gaming platform and marketing and public relations activities. Prior to joining The9, Mr. Shen served as group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly focused on servicing multinational brands of different industries, including fast-moving consumer goods, financial services and retail. During the past 12 years, Mr. Shen helped numerous local and international brands plan and execute various marketing initiatives, resulting in excellent performance in their respective markets. Mr. Shen received his Bachelor’s degree in management science from the National Chiao Tung University in Taiwan.
Yong Wang has served as our vice president since January 2007. From 2005 to 2007, Mr. Wang served as the senior director of our customer service department. From December 2001 to April 2005, he served as the director of our sales department and led our sales department by strengthening the national distribution network for our pre-paid game cards. Prior to joining us, Mr. Wang worked as a business development manager at East Asia International Trader Company from 1999 to 2000, and as a supervisor of general business department at East Assets Trading Co., Ltd. from 1992 to 1999. Mr. Wang graduated from the Shanghai Mechanical College.
B.	Compensation of Directors and Executive Officers
In 2010, the aggregate cash compensation to our executive officers was approximately RMB10.7 million (US$1.6 million). We paid a total of RMB0.9 million (US$0.1 million) in cash to our non-executive directors for their services in 2010. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Amended 2004 Stock Option Plan
Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. As of the date of this annual report, we have reserved 6,449,614 shares under the 2004 option plan, of which 3,903,651 ordinary shares were outstanding. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of the date of this annual report and which remain outstanding.

	Total Number of Ordinary	Exercise
	Shares Underlying Options	Price Range
	Granted†	(in US$)	Expiration date
Jun Zhu	1,600,000	5.13	August 27, 2015
Yong Wang	*	5.13-6.07	August 27, 2015 – December 11, 2015
Chris Shen	*	5.13-7.36	March 6, 2012 – December 11, 2015
Chao Y. Wang	*	5.13-7.36	March 6, 2012 – December 11, 2015
Ka Keung Yeung	*	5.13-7.36	March 6, 2012 – December 11, 2015
Davin Alexander Mackenzie	*	5.13-7.36	March 6, 2012 – December 11, 2015
Cheung Kin Au-Yeung	*	5.13-7.36	November 17, 2013 – December 11, 2015
Swun Woo Park	*	5.13-6.07	August 27, 2015 – December 11, 2015
George Lai	*	5.13-7.36	November 17, 2013 – December 11, 2015
All Directors and Senior Executive Officers as a Group†	2,685,000	5.13-7.36	March 6, 2012 – December 11, 2015
Other Individuals as a Group (other than those listed above)	1,218,651	5.13-30.90	March 6, 2012 – December 11, 2015

†	Excluding 1,746,359 options forfeited as of the date of this annual report pursuant to the terms of our Amended 2004 Stock Option Plan.

*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.
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
Vesting Schedule. Options granted under our stock option plan vest over a two to four year period following a specified vesting commencement date. In general, the options granted will vest over the vesting period on a monthly basis, subject to the recipient of the options continuing to be employed by us on each vesting date.

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
Termination of Plan. Unless terminated earlier, our stock option plan will expire in 2024. Our board of directors has the authority to amend, alter, suspend or terminate our stock option plan. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plan.
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
Committees of the Board of Directors
Audit Committee. Our audit committee consists of Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, all of whom satisfy the independence definition under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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
Terms of Directors
Our board of directors are currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors were re-elected at our 2009 annual general meeting and each of them is serving a three-year term until the 2012 annual general meeting or until his successor is duly elected and qualified.

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
Voting Agreement
On November 26, 2004, Incsight and Bosma, our two largest shareholders, entered into a voting agreement with respect to the election of our board of directors. Both parties have agreed to vote their respective shares to ensure that our board of directors consists of: (i) one director designated by Incsight, so long as it holds 5% or more of our total outstanding shares, which is currently Jun Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of our total outstanding shares, which is currently Cheung Kin Au-Yeung; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, our company or any of our shareholders; and (iv) an additional individual who is not affiliated with either Incsight, Bosma, our company or any of our shareholders. Both parties agreed to vote to ensure that none of the directors elected pursuant to the voting agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued shares of our company. The voting agreement shall continue until both parties mutually agree in writing to terminate it.
D.	Employees
As of December 31, 2010, we had 738 employees, including 84 in management and administration, 128 in our customer service centers, 309 in game operations, sales and marketing, and 217 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.
E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2011, by:
(1)	each of our directors and executive officers who are also our shareholders; and
(2)	each person known to us to own beneficially more than 5% of our ordinary shares.

As of March 10, 2011, there were 29,512,745 ordinary shares outstanding, which include 4,388,598 ordinary shares issued to The Bank of New York Mellon, our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and executive officers:
Jun Zhu(3)	6,755,086	22.2%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
George Lai	*	*
Swun Woo Park	*	*
Chris Shen	*	*
Yong Wang	*	*
All Directors and Senior Executive Officers as a Group(4)	7,081,550	23.0%
Principal shareholders:
Incsight Limited(5)	6,399,530	21.3%
Bosma Limited(6)	4,612,522	15.6%
CRCM Institutional Master Fund (BVI), Ltd.(7)	3,100,000	10.5%
QVT Financial LP(8)	1,479,788	5.0%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 10, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 29,512,745 ordinary shares outstanding as of March 10, 2011, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 10, 2011.

(3)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu, (ii) options to purchase 355,556 shares held by Mr. Zhu and (iii) warrants to purchase 552,196 ordinary shares of our company that are also held by Incsight Limited. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(5)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu, and (ii) warrants to purchase 552,196 ordinary shares of our company. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(6)	Consists of 4,612,522 ordinary shares held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

(7)	Consists of 3,100,000 ADSs, each representing one ordinary share of our company, owned by CRCM Institutional Master Fund (BVI), Ltd., or the Fund, a British Virgin Islands company, as it reported on the Schedule 13G/A filed with the SEC on February 11, 2011. The Fund’s investment manager with respect to the ADSs held by the Fund is CRCM LP, a Delaware limited partnership, which in turn has ChinaRock Capital Management Limited, a Hong Kong company limited by shares as its sub-investment adviser. CRCM LP’s general partner is CRCM LLC, a Delaware limited liability company. Chun R. Ding, a United States citizen, is the managing partner of CRCM LP, the director of ChinaRock Capital Management Limited and a member of CRCM LLC, with respect to the ADSs held by the Fund. The address for CRCM is c/o Walkers (BVI) Limited, PO Box 92, Road Town, Tortola, British Virgin Islands VG1110.

(8)	Consists of 1,337,038 ordinary shares held by QVT Fund LP and 142,750 ordinary shares held by Quintessence Fund L.P., as reported by QVT Financial LP on the Schedule 13G/A filed with the SEC on February 14, 2011. QVT Financial LP is the investment manager for QVT Fund LP and Quintessence Fund LP and has the power to direct the vote and disposition of ordinary shares held by each fund. QVT Financial LP is a Delaware limited liability company, with an address at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

As of March 10, 2011, approximately 66.75% of the issued and outstanding shares were held by the record shareholders in the United States, including 19,700,346 ADSs, representing 19,700,346 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.
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
Arrangements with Affiliated PRC Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in Internet content provision, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT. Shanghai IT holds the requisite licenses and approvals for conducting Internet content provision, Internet culture operation and Internet publishing businesses in China. Huopu Cloud holds certain assets and operate certain businesses. Shanghai IT is owned by Jun Zhu, our chairman and chief executive officer and shareholder, and Yong Wang, our vice president. Shanghai Jiucheng Advertisement, which is wholly-owned by Shanghai IT, holds the requisite business license for an advertising entity in China. Huopu Cloud is owned by Junping Han, our senior legal director, and Wei Xiong, our finance director.
We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement, Huopu Cloud and their respective shareholders, we are able to direct and control the operation and management of Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud. We believe that the individual shareholders of Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited.
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

Exclusive Technical Service Agreement. We provide Shanghai IT and Huopu Cloud with technical services for the operation of computer software and related business, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT and Huopu Cloud shall pay service fees to us based on their actual operating results. We are the exclusive provider of these services to Shanghai IT and Huopu Cloud.
Shareholder Voting Proxy Agreements. Each of the shareholders of Shanghai IT and Huopu Cloud has entered into a Shareholder Voting Proxy Agreement with us, under which each shareholder of Shanghai IT and Huopu Cloud irrevocably grants us the power to exercise all voting rights to which he is entitled as a shareholder of Shanghai IT and Huopu Cloud. We have also entered into a similar agreement with the shareholder of Shanghai Jiucheng Advertisement.
Call Option Agreements. We entered into a call option agreement with each of the shareholders of Shanghai IT and Huopu Cloud, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT and Huopu Cloud, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the minimum amount permitted by applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Shanghai IT and Huopu Cloud without our prior written consent. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar call option agreement.
Loan Agreements. From 2002 to May 2005, we loaned a total of RMB23.0 million to the shareholders of Shanghai IT, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. In December 2010, we loaned a total of RMB50.0 million to the shareholders of Huopu Cloud, for the purposes of capitalizing the registered capital of Huopu Cloud. Such loan shall become immediately due and payable when we send a written notice to the borrowers requesting repayment. Jun Zhu and Yong Wang have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. Junping Han and Wei Xiong have pledged all of their equity interests in Huopu Cloud in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT, Huopu Cloud or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar loan agreement.
Equity Pledge Agreements. To secure the full performance by Shanghai IT, Huopu Cloud or its shareholders of their respective obligations under the Exclusive Technical Service Agreement, the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT and Huopu Cloud have pledged all of their equity interests in Shanghai IT and Huopu Cloud, respectively, in favor of us under an equity pledge agreement. Each of the shareholders of Shanghai IT and Huopu Cloud has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT, Huopu Cloud or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach. A similar equity pledge agreement was also entered into by and between us and the individual shareholder of Shanghai Jiucheng Advertisement.
Investments in Affiliated Companies
In July 2006, we invested US$2 million in IAH which represented an 11.4% equity interest in IAH on an “as converted” basis. The convertible and redeemable preferred shares are debt securities and are recorded as available-for-sale investment. In April 2009, we loaned a total of US$1.0 million to IAH for the purpose of increasing IAH’s working capital. In late 2009, IAH went into serious financial difficulty, causing a significant decline in fair value of our investment in IAH. We wrote off our investment in IAH accordingly. In June 2010, we sold the investment in IAH, including preferred shares and convertible loan to a third party with total proceeds of US$1 million.

The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai), or 9Webzen Shanghai, a company partially-owned by us, have entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 Computer and Shanghai IT share revenue from 9Webzen Shanghai according to the jointly services agreements. The share of revenue from 9Webzen Shanghai amounted to RMB0.7 million and RMB0.5 million for the years ended December 31, 2008 and 2009, respectively. The amounts due from 9Webzen Shanghai amounted to RMB0.6 million and RMB1.1 million as of December 31, 2008 and 2009, respectively. In 2010, due to a prolonged uncertainty on the recoverability of the amount due from 9Webzen Shanghai, we had made fully impairment on the amount due from 9Webzen Shanghai of RMB1.3 million (US$0.2 million) as of December 31, 2010.
Stock Option Grants
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Amended 2004 Stock Option Plan.”
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1,570,000 (US$237,879). As of the date of this annual report, we have appealed the judgment and the case is pending.
In May 2009, our affiliated entity Shanghai IT filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for unfair competition. The court held an initial hearing in March 2010. As of the date of this annual report, the case is pending.
In March 2010, we filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for business secret infringement. We are currently awaiting an initial hearing date for the lawsuit.
In June 2009, our company and certain of its affiliates and subsidiaries filed a lawsuit against Blizzard Entertainment, Inc. and its subsidiary, Blizzard Software Development (Shanghai) Ltd. in Shanghai No. 1 Intermediate People’s Court for pre-contractual liability. The court held a hearing in August 2010. As of the date of this annual report, the case is pending.
On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against us in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. We filed a motion to dismiss the consolidated complaint on May 28, 2010. The plaintiffs filed their opposition to the motion to dismiss on July 12, 2010. We filed a reply to their opposition on August 11, 2010. On March 28, 2011, the court granted our motion to dismiss and ordered the case closed. The plaintiffs have thirty days from the date of the dismissal to refile their compliant.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
2006	32.87	15.50
2007	52.44	19.56
2008	28.50	9.97
2009	16.64	6.28
2010	8.66	3.70

Quarterly Highs and Lows
First Quarter 2009	16.64	9.16
Second Quarter 2009	15.90	8.62
Third Quarter 2009	10.20	7.08
Fourth Quarter 2009	8.97	6.28
First Quarter 2010	8.66	6.35
Second Quarter 2010	7.33	3.70
Third Quarter 2010	5.78	3.75
Fourth Quarter 2010	7.10	5.04
First Quarter 2011	8.49	6.03

Monthly Highs and Lows
October 2010	5.70	5.04
November 2010	7.10	5.60
December 2010	6.99	5.94
January 2011	8.49	6.63
February 2011	8.20	6.99
March 2011	7.52	6.03
April 2011 (through April 6, 2011)	6.96	6.50
B.	Plan of Distribution
Not applicable.
C.	Markets
Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
As of the date of this annual report, our authorized share capital is US$2,500,000, consisting of 250,000,000 ordinary shares, par value of US$0.01 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
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
A quorum required for a meeting of shareholders consists of holders of not less than one-third of all outstanding shares entitled to vote. Shareholders’ meetings shall, if required by the Companies Law, be held annually. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. Extraordinary general meetings shall be convened by our board of directors upon a request to the directors by shareholders holding in aggregate at least 33% of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting and includes a unanimous written resolution expressly passed as a special resolution. A special resolution is required for important matters such as a change of name, a decrease of our share capital, or amending the memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including an increase of our share capital, the consolidation and division of all or any of our share capital into shares of a larger amount than our existing share capital, and the cancellation of any shares.
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
Shareholders’ Suits. The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts can be expected to apply and follow common law principles (namely the rule in Foss v Harbottle and the exceptions thereto) that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (1) an act that is outside the company’s corporate powers or that is illegal, (2) an act constituting a fraud against the minority shareholders where the wrongdoers are themselves in control of the company, and (3) an action requiring a resolution passed by a qualified or special majority that has not been obtained.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that the English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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
Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, our company may be dissolved, liquidated or wound up only by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

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
China’s government imposes control over the convertibility of the RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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
Cayman Islands Taxation
In the opinion of our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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
Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:
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
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2010, we believe we were a PFIC for such year.

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
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2010. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of marketable stock (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2010). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
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
Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2010), you should consult your tax advisors regarding any reporting requirements that may apply to you.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2010 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.
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
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the CIT Law (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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
Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations). However, if we are treated as a “resident enterprise” for PRC tax purposes and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. Certain individuals holding ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP.
We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I.	Subsidiary Information
For a listing of our subsidiaries, see “Item 4 — Information on the Company — C. Organizational Structure,” as well as Exhibit 8.1 filed herewith.

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 20% appreciation of the RMB against the U.S. dollar over the following five years. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.
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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we were entitled to receive US$305,000 from the depositary as reimbursement for legal fees and administrative expenses, and as of the date of this annual report we have received US$219,614.53 for the year 2010 after deducting withholding tax.
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
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2010. That attestation report appears below.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of The9 Limited:
We have audited the internal control over financial reporting of The9 Limited and its subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 7, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”), effective January 1, 2009.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 7, 2011
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2009	2010
	RMB	RMB	US$
Audit fees(1)	7,067,896	3,754,970	568,935
Audit-related fees(2)	1,652,614	1,078,526	163,413
Tax fees(3)	155,030	230,786	34,968
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of consent letters and other audit-related services for the years ended December 31, 2009 and 2010.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We are in compliance with the Nasdaq corporate governance rules with respect to the audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number		Document
1.1	*	Amended and Restated Memorandum and Articles of Association of The Registrant as currently in effect

2.1
Specimen American Depositary Receipt of The Registrant (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file no. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2
Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3
Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of 2010 among The Registrant, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file No. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

4.1
Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Post-Effective Amendment No. 2 to our Registration Statement on Form S-8 (file no. 333-127700) filed with the Securities and Exchange Commission on December 16, 2010)

4.2
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4
Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.5
Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6
Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7
Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8
Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9
Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10
Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11
Subscription and Purchase Agreement, dated April 2, 2004, by and among The Registrant, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12
Shareholders’ Agreement, dated April 16, 2004, by and among The Registrant, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13
Memorandum of Agreement, dated November 9, 2004, between The Registrant and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14
Software License Agreement, dated September 20, 2004, among HanbitSoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333- 120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15
Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The Registrant (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document
4.16
Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17
Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.18
Translation of Presale Agreement, dated March 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.19
Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.20
Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.21
Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.22
Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23
Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24
Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25
Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number		Document
4.26
Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27
List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28
Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun and Shanghai IT (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.29
Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Wang Yong, Zhu Jun, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30
Translation of Supplementary Agreement between Wang Yong, Zhu Jun and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.31	*	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders

4.32	*	Translation of Exclusive Technical Support Service Agreement dated December 13, 2010 between Huopu Cloud and The9 Computer

4.33	*	Translation of Exclusive Call Option Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud

4.34	*	Translation of Equity Pledge Agreement dated January 6, 2011 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud

4.35	*	Translation of Loan Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer

4.36	*	Translation of Shareholder Voting Proxy Agreement dated December 13, 2010 among Junping Han, Wei Xiong, Huopu Cloud and The9 Computer

8.1	*	List of Subsidiaries of the Registrant

11.1
Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

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

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer
Date: April 7, 2011

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of The9 Limited:
We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF THE9 LIMITED:
In our opinion, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2008 present fairly, in all material respects, the results of operations and cash flows of The9 Limited (the “Company”) and its subsidiaries for the year ended December 31, 2008 in conformity with accounting principles generally accepted in United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). The presentation of noncontrolling interests was retrospectively applied in the accompanying 2008 consolidated financial statements.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
July 15, 2009 except for the effects of the change of presentation of noncontrolling interests as discussed in note 2 to which the date is April 16, 2010

THE9 LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					(Note 3)
Revenues:
Online game services		1,800,313,225	795,476,714	101,815,232	15,426,550
Other revenues		5,816,996	7,152,637	6,698,350	1,014,902

		1,806,130,221	802,629,351	108,513,582	16,441,452

Sales taxes		(94,639,527)	(42,113,498)	(5,675,992)	(859,999)

Net revenues		1,711,490,694	760,515,853	102,837,590	15,581,453

Cost of services		(997,948,540)	(712,472,751)	(103,256,343)	(15,644,900)

Gross profit (loss)		713,542,154	48,043,102	(418,753)	(63,447)

Operating expenses:
Product development		(73,819,607)	(114,443,552)	(139,431,649)	(21,126,008)
Sales and marketing		(103,725,123)	(112,517,602)	(63,290,886)	(9,589,528)
General and administrative		(319,298,044)	(225,051,424)	(112,692,772)	(17,074,662)
Impairment of equipment, intangible assets and goodwill	9, 10, 11	(82,149,755)	(78,871,643)	(37,949,452)	(5,749,917)

Total operating expenses		(578,992,529)	(530,884,221)	(353,364,759)	(53,540,115)

Profit (loss) from operations		134,549,625	(482,841,119)	(353,783,512)	(53,603,562)
Interest income		56,690,807	30,501,101	23,183,239	3,512,612
Other (expenses) income, net		(18,967,099)	61,840,303	19,258,286	2,917,922

Income (loss) before income tax (expense) benefit, gain on investment disposal, impairment loss on investments and share of loss in equity investments		172,273,333	(390,499,715)	(311,341,987)	(47,173,028)
Income tax (expense) benefit	15	(47,928,533)	5,535,866	(7,368,020)	(1,116,367)

Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments		124,344,800	(384,963,849)	(318,710,007)	(48,289,395)

Gain on investment disposal	8	—	—	6,827,900	1,034,530

Impairment loss on investments	7, 8	(25,922,363)	(22,412,269)	(196,115,321)	(29,714,442)
Share of loss in equity investments, net of taxes	7	(2,241,135)	(2,555,515)	(10,713,295)	(1,623,227)

Net income (loss)		96,181,302	(409,931,633)	(518,710,723)	(78,592,534)
Less: Net loss attributable to noncontrolling interest		(654,734)	(4,779,226)	(19,099,129)	(2,893,807)

Net income (loss) attributable to holders of ordinary shares		96,836,036	(405,152,407)	(499,611,594)	(75,698,727)

Net income (loss)		96,181,302	(409,931,633)	(518,710,723)	(78,592,534)
Other comprehensive income (loss):
Transfer to earnings of other-than-temporary impairment loss on available-for-sale investments	8	—	(13,643,131)	—	—
Currency translation adjustments		—	—	(2,511,883)	(380,588)

Comprehensive income (loss)		96,181,302	(423,574,764)	(521,222,606)	(78,973,122)
Less: Comprehensive income (loss) attributable to noncontrolling interest		(654,734)	(4,779,226)	(19,514,314)	(2,956,714)

Comprehensive income (loss) attributable to holders of ordinary shares		96,836,036	(418,795,538)	(501,708,292)	(76,016,408)

	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					(Note 3)

Net income (loss) attributable to holders of ordinary shares per share	23
- Basic		3.50	(15.94)	(19.89)	(3.01)

- Diluted	23	3.50	(15.94)	(19.89)	(3.01)

Weighted average number of shares outstanding	23
- Basic		27,664,687	25,414,620	25,121,679	25,121,679

- Diluted	23	27,704,201	25,414,620	25,121,679	25,121,679

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

		December 31,	December 31,	December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$
				(Note 3)
ASSETS
Current assets:
Cash and cash equivalents		1,675,081,345	1,416,189,294	214,574,135
Accounts receivable, net of allowance for doubtful accounts of 2009: RMB22.2 million, 2010: RMB22.2 million (US$3.4 million)		920,214	10,712,252	1,623,068
Due from related party	22	1,110,424	—	—
Advances to suppliers	27	44,132,089	52,054,494	7,887,045
Prepayments and other current assets		77,896,385	63,969,737	9,692,385
Prepaid royalties	6, 27	—	15,615,493	2,365,984
Deferred costs	6, 27	1,516,601	2,911,937	441,203
Deferred tax assets, current	15	2,139,896	—	—

Total current assets		1,802,796,954	1,561,453,207	236,583,820

Investments in equity investees	7	308,806,125	74,843,710	11,339,957
Property, equipment and software	9	75,977,200	58,061,464	8,797,192
Goodwill	10	—	10,548,323	1,598,231
Intangible assets	11	51,628,286	17,647,842	2,673,915
Land use right	12	79,877,847	77,956,936	11,811,657
Other long-term assets		603,910	56,827,902	8,610,288
Deferred tax assets, non-current	15	5,267,185	—	—

Total assets		2,324,957,507	1,857,339,384	281,415,060

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 17,061,480 and 24,878,129 as of December 31, 2009 and December 31, 2010, respectively)		35,013,675	46,948,658	7,113,433
Income tax payable(including income tax payable of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2009 and December 31, 2010)		29,947	—	—
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 2,768,124 and 2,995,044 as of December 31, 2009 and December 31, 2010, respectively)		6,270,518	5,437,764	823,904
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 10,628,644 and 6,574,768 as of December 31, 2009 and December 31, 2010, respectively)	27	11,154,437	7,101,645	1,076,007
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 8,330,989 and 13,757,771 as of December 31, 2009 and December 31, 2010, respectively)	27	10,933,464	18,508,169	2,804,268
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 196,401,437 and 195,993,716 as of December 31, 2009 and December 31, 2010, respectively)	27	196,401,440	195,993,716	29,696,018
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Group of 15,155,234 and 15,629,966 as of December 31, 2009 and December 31, 2010, respectively)	16	51,704,425	42,328,817	6,413,457

Total current liabilities		311,507,906	316,318,769	47,927,087

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2009 and December 31, 2010)	15	—	5,803,848	879,371

Total liabilities		311,507,906	322,122,617	48,806,458

Commitments and contingencies	26

EQUITY
The9 Limited shareholders’ equity
Ordinary shares (US$0.01 par value; 100,000,000 shares authorized as of December 31, 2009 and 250,000,000 shares authorized as of December 31, 2010, 25,121,645 shares issued and outstanding as of December 31, 2009, and 25,124,147 shares issued and outstanding as of December 31, 2010)		2,051,712	2,051,878	310,891
Additional paid-in capital		2,069,616,975	2,091,113,883	316,835,437
Statutory reserves	24	28,071,982	28,071,982	4,253,331
Accumulated other comprehensive income		—	(2,096,698)	(317,682)
Accumulated deficit		(88,364,685)	(587,976,279)	(89,087,315)

Total The9 Limited shareholders’ equity		2,011,375,984	1,531,164,766	231,994,662
Noncontrolling interest	25	2,073,617	4,052,001	613,940

Total equity		2,013,449,601	1,535,216,767	232,608,602

Total liabilities and equity		2,324,957,507	1,857,339,384	281,415,060

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	The9 Limited shareholder’s equity
	Ordinary shares		Additional paid-in	Statutory	Accumulated other	Retained	Noncontrolling
	(US$0.01 par value)		capital	reserves	comprehensive income	earnings(deficit)	interest	Total equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2007	28,763,188	2,350,463	2,218,516,672	20,745,422	13,643,131	550,834,861	—	2,806,090,549

Net income	—	—	—	—	—	96,836,036	(654,734)	96,181,302
Recognition of noncontrolling interest	—	—	—	—	—	—	654,734	654,734
Issuance of ordinary shares from stock option exercise	72,583	5,067	8,840,640	—	—	—	—	8,845,707
Repurchase and retirement of ADSs (Note 18)	(2,018,083)	(164,885)	(150,799,327)	—	—	(93,615,638)	—	(244,579,850)
Employee share based compensation (Note 21)	—	—	52,049,596	—	—	—	—	52,049,596
Appropriations to statutory reserves (Note 24)	—	—	—	4,090,932	—	(4,090,932)	—	—

Balance as of December 31, 2008	26,817,688	2,190,645	2,128,607,581	24,836,354	13,643,131	549,964,327	—	2,719,242,038

	The9 Limited shareholder’s equity
	Ordinary shares		Additional	Statutory	Accumulated other	Retained	Noncontrolling
	(US$0.01 par value)		paid-in capital	reserves	comprehensive income	earnings (deficit)	interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	(405,152,407)	(4,779,226)	(409,931,633)
Recognition of noncontrolling interest in exchange for product development expenses	—	—	—	—	—	—	3,094,220	3,094,220

Dividend distribution (Note 17)	—	—	—	—	—	(201,028,477)	—	(201,028,477)
Issuance of ordinary shares from stock option exercise (Note 21)	29,067	1,985	1,458,898	—	—	—	—	1,460,883
Repurchase and retirement of ADSs (Note 18)	(1,725,110)	(140,918)	(127,927,178)	—	—	(28,912,500)	—	(156,980,596)
Employee share based compensation (Note 21)	—	—	70,234,857	—	—	—	1,001,440	71,236,297
Appropriations to statutory reserves (Note 24)	—	—	—	3,235,628	—	(3,235,628)	—	—
Transfer to earnings of other-than-temporary impairment loss on available-for-sale investment (Note 8)	—	—	—	—	(13,643,131)	—	—	(13,643,131)
Conversion of a loan into equity of a VIE subsidiary	—	—	(2,757,183)	—	—	—	2,757,183	—

Balance as of December 31, 2009	25,121,645	2,051,712	2,069,616,975	28,071,982	—	(88,364,685)	2,073,617	2,013,449,601

	The9 Limited shareholder’s equity
	Ordinary shares		Additional	Statutory	Accumulated other	Retained	Noncontrolling
	(US$0.01 par value)		paid-in capital	reserves	comprehensive income	earnings (deficit)	interest	Total Equity

	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	—	—	—	—	—	(499,611,594)	(19,099,129)	(518,710,723)
Recognition of noncontrolling interest from an acquisition	—	—	—	—	—	—	15,417,870	15,417,870
Issuance of ordinary shares from stock option exercise (Note 21)	2,502	166	84,838	—	—	—	—	85,004
Employee share based compensation (Note 21)	—	—	27,864,312	—	—	—	2,315,605	30,179,917

Purchase of shares of a subsidiary from holders of noncontrolling interest	—	—	523,586	—	—	—	(1,122,325)	(598,739)
Dissolution of two VIEs	—	—	—	—	—	—	(2,100,946)	(2,100,946)
Capital contribution to subsidiaries attributable to noncontrolling interest	—	—	(6,981,392)	—	—	—	6,981,392	—
Issuance of shares by a subsidiary upon exercise of stock options	—	—	5,564	—	—	—	1,102	6,666
Currency translation adjustments	—	—	—	—	(2,096,698)	—	(415,185)	(2,511,883)

Balance as of December 31, 2010	25,124,147	2,051,878	2,091,113,883	28,071,982	(2,096,698)	(587,976,279)	4,052,001	1,535,216,767

Balance as of December 31, 2010 (US$ except share data, Note 3)	25,124,147	310,891	316,835,437	4,253,331	(317,682)	(89,087,315)	613,940	232,608,602

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					(Note 3)
Cash flows from operating activities:
Net income (loss)		96,181,302	(409,931,633)	(518,710,723)	(78,592,534)
Adjustments for:
Deferred taxes	15	34,474,878	(7,407,081)	7,407,081	1,122,285
Gain on disposal of property, equipment and software		(29,717)	(490,369)	(984,264)	(149,131)
Impairment of intangible assets	11	73,248,491	27,507,199	33,020,462	5,003,100
Impairment of goodwill	10	—	30,199,751	—	—
Impairment loss on investments	7, 8	25,922,363	22,412,269	196,115,321	29,714,442
Impairment on equipment	9	8,901,264	21,164,693	4,928,990	746,817
Depreciation and amortization of property, equipment and software	9	207,787,590	123,028,739	23,856,884	3,614,679
Amortization of land use right	12	1,920,910	1,920,908	1,920,911	291,047
Amortization of intangible assets	11	88,886,444	49,481,516	10,012,288	1,517,013
Share of loss in equity investments, net of taxes	7	2,241,135	2,555,515	10,713,295	1,623,227
Gain on investment disposal	8	—	—	(6,827,900)	(1,034,530)
Allowance for doubtful accounts		20,733,448	855,130	—	—
Provision for prepaid royalties and deferred costs	6, 27	3,882,516	160,069,079	5,518,917	836,199
Provision for due from related party		—	—	1,285,845	194,825
Provision for advances to suppliers and prepayment for equipment	27	55,191,282	—	—	—
Provision for prepayments and other current assets		8,065,933	—	200,000	30,303
Loss on deconsolidation of two VIEs		—	—	1,082,591	164,029
Exchange loss (gain)		31,657,480	(1,405,166)	4,527,477	685,981
Share based compensation expense	21	52,049,596	71,236,297	30,179,917	4,572,715
Recognition of noncontrolling interest in exchange for product development expenses		654,734	3,094,220	—	—
Change in accounts receivable		(6,999,641)	6,547,740	(9,792,038)	(1,483,642)
Change in due from related party		(637,708)	(472,716)	(175,421)	(26,579)
Change in advances to suppliers		(1,195,620)	(42,696,308)	(10,086,545)	(1,528,264)
Change in prepayments and other current assets		(38,849,005)	32,128,649	11,804,104	1,788,501
Change in prepaid royalties		(70,788,361)	17,227,594	(21,134,410)	(3,202,183)
Change in deferred costs		(7,989,724)	15,778,691	(1,395,336)	(211,415)
Change in other long-term assets		454,212	(603,910)	(18,016,107)	(2,729,713)
Change in accounts payable		(14,360,918)	5,529,144	4,163,941	630,900
Change in due to related parties		(77,052)	—	—	—
Change in income tax payable		(2,272,777)	(26,733)	(29,947)	(4,537)
Change in other taxes payable		44,182,027	(93,146,297)	(2,044,225)	(309,731)
Change in advances from customers		25,308,833	(104,601,759)	(2,052,793)	(311,029)
Change in deferred revenue		34,729,841	(41,111,862)	7,574,705	1,147,682
Change in other payables and accruals		19,360,340	5,071,097	(10,614,609)	(1,608,274)

Net cash provided by (used in) operating activities		692,634,096	(106,085,603)	(247,551,589)	(37,507,817)

	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from investing activities:
Acquisition, net of cash acquired	—	—	(7,512,404)	(1,138,243)
Cash disposed of upon deconsolidation of two VIEs	—	—	(2,207,437)	(334,460)
Cash paid to acquire equity investees and available-for-sale investments	(299,365,918)	(26,837,000)	(39,093,200)	(5,923,212)
Lending of loans receivable	—	(13,660,000)	(2,000,000)	(303,030)
Collection of loans receivable	—	—	13,660,000	2,069,697
Proceeds from disposal of available-for-sale investments	—	—	6,827,900	1,034,530
Cash paid for short-term investments	(795,162,471)	—	—	—
Proceeds from maturities of short-term investments	728,000,000	68,039,221	—	—
Proceeds from disposal of property, equipment and software	184,110	532,644	1,500,000	227,273
Proceeds from refund of upfront licensing fees	—	—	41,873,102	6,344,409
Purchase of property, equipment and software	(96,515,362)	(20,452,845)	(7,856,721)	(1,190,412)
Purchase of intangible assets	(24,652,900)	(23,897,622)	(12,305,541)	(1,864,476)

Net cash used in investing activities	(487,512,541)	(16,275,602)	(7,114,301)	(1,077,924)

Cash flows from financing activities:
Purchase of shares of a subsidiary from holders of noncontrolling interest	—	—	(598,739)	(90,718)
Proceeds from stock option exercise	8,845,707	1,460,883	85,004	12,879
Proceeds from exercise of stock options of a subsidiary	—	—	6,666	1,010
Dividend paid	—	(201,028,477)	—	—
Repurchase of ADSs	(244,579,850)	(156,980,596)	—	—

Net cash provided by (used in) financing activities	(235,734,143)	(356,548,190)	(507,069)	(76,829)

Effect of foreign exchange rate changes on cash	(32,083,695)	1,405,166	(3,719,092)	(563,499)

Net change in cash and cash equivalents	(62,696,283)	(477,504,229)	(258,892,051)	(39,226,069)
Cash and cash equivalents, beginning of year	2,215,281,857	2,152,585,574	1,675,081,345	253,800,204

Cash and cash equivalents, end of year	2,152,585,574	1,675,081,345	1,416,189,294	214,574,135

Supplemental disclosure of cash flow information:
Cash paid for income taxes	23,405,934	6,454,702	1,839	279

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	1,072,640	736,608	886,319	134,291
Accrual related to purchase of intangible assets and related withholding taxes	—	—	8,609,510	1,304,471
Conversion of a loan into equity of a VIE subsidiary	—	2,757,183	—	—
Receivable on refund of investment in an equity investee	—	—	66,227,000	10,034,394
Receivable on refund of upfront licensing fees	—	31,410,422	13,245,400	2,006,879
The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2010:

	Date of	Place of		Interest held
Name of entity	incorporation	incorporation	Relationship	Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	Subsidiary	100%	—
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	Subsidiary	100%	—
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	Subsidiary	100%	—
New Star International Development Limited (“New Star”)	January-08	Hong Kong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	Subsidiary	100%	—

	Date of	Place of		Interest held
Name of entity	incorporation	incorporation	Relationship	Direct	Indirect

TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	Subsidiary	—	100%
Red 5 Studios, Inc. (“Red 5”)	June-05	USA	Subsidiary	—	83%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April-10	Singapore	Subsidiary	100%	—
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	Subsidiary	100%	—
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	VIE subsidiary	None (Note 4)
Hangzhou Fire Rain Network Technology Co., Ltd. (“Fire Rain”)	December-08	PRC	VIE subsidiary	25% (Note 4)
Shenzhen Wanyouyinli Technology Co., Ltd. (“Wanyouyl”)*	June-09	PRC	VIE subsidiary	20% (Note 4)
Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”)	December-10	PRC	VIE subsidiary	None (Note 4)

*	Previously named as Shenzheng Fatiaocheng Technology Co., Limited.
The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”. The Group is principally engaged in the development and operation of online games, and Internet and website related businesses in the People’s Republic of China (the “PRC”).
In February 2004, the Group obtained an exclusive license to localize and promote World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China and commercially launched the localized WoW in June 2005. The license term continued for four years following the commercial launch of the localized WoW. Commencing in April 2008 and through the end of March 2009, the Company and Blizzard Entertainment Inc. (“Blizzard”), the licensor of WoW, conducted ongoing negotiations with respect to the Company continuing as the operator of WoW in mainland China. On April 16, 2009, the Company learned that the WoW license would be licensed to another China-based online game company. The Company believed that an agreement by which the Company would continue to operate WoW beyond the expiration of the then existing license was imminent. The WoW license was not renewed upon expiration on June 7, 2009. Refer to Note 27 for impairment and certain other charges recorded relating to the expiration and non-renewal of the WoW license for the years ended December 31, 2008 and 2009.
After the expiration of WoW license, the Group continues to operate and develop online games including MMORPG, web games and social games in the PRC. In 2009, the Group commercially launched one MMOPRG, Atlantica, one casual game, EA Sports™ FIFA online 2 and one web game, Jiu Zhou Zhan Ji. In 2010, the Group commercially launched two additional MMOPRGs, World of Fighter and Kingdom Heroes 2 Online and one web and social game Winning Goal.

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
PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In September 2009, the General Administration of Press and Publication (“GAPP”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). It is not clear whether the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in the PRC and online game operation in the PRC. While the GAPP Circular is applicable to the Group and its business in terms of publication and pre-approval of online games, to date, GAPP has not issued any interpretation of Section 4 of the GAPP Circular to specifically invalidate VIE agreements and, to the Group’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with VIEs to operate online games in the PRC. Therefore, the Group believes that its ability to direct the activities of Shanghai IT that most significantly impact its economic performance is not affected by the GAPP Circular. Accordingly, Shanghai IT continues to be a consolidated VIE of the Group.

<3> Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the valuation of non-marketable equity investments and determination of other-than temporary impairment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, estimated useful life of property, equipment and software and intangible assets, share-based compensation expense, consolidation of variable interest entities, valuation allowances for deferred tax assets, refund of WoW game points, contingencies and fair value measurements related to business combination including acquired intangible assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.
<4> Foreign currency translation
The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency with the exception of its subsidiary, Red 5, is the RMB. The functional currency of Red 5 is the United States Dollars (“US$”, or “US dollars”). Assets and liabilities of Red 5 are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.
Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). The aggregate foreign exchange net gain (loss) was RMB(31.7) million, RMB1.4 million and RMB(4.5) million (US$0.7 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive income (loss).
<5> Cash and cash equivalents
Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2009 and 2010, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2009 and 2010 are amounts denominated in US Dollars totaling US$11.4 million and US$9.2 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1,596.7 million and RMB1,354.5 million (US$205.2 million) as of December 31, 2009 and 2010, respectively.
<6> Allowance for doubtful accounts
Accounts receivable mainly consist of receivables from prepaid card distributors and royalties due from corporate customers, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB22.2 million in 2009 and there is no change in 2010.
<7> Prepaid royalties and deferred costs
In general, there are two types of royalty payments the Group makes to its licensors:
(i)	Royalties paid to the licensors of games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points, and then ultimately recognized as cost of services in the consolidated statements of operations and comprehensive income (loss) based upon the actual usage of the game playing time by the customers or when the likelihood that the Group would provide further services to those customers becomes remote.
(ii)	Royalties payable to the licensors or receivable from collection agents upon customers’ charging their accounts are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points. Deferred costs are recognized as costs of services in the consolidated statements of operations and comprehensive income (loss) based upon the actual usage of the game points by end customers.

<8> Investments in equity investees
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
<9> Available-for-sale investments
Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2009 and 2010, the Group did not hold any marketable securities.
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

<10> Property, equipment and software
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
In connection with the expiration and nonrenewal of the WoW license, the Group assessed the alternative uses for equipment used in connection with the operation of WoW as of December 31, 2008, and adjusted the expected useful life of the servers and related equipment, and the expected value of the servers and related equipment at the end of the WoW license. See Note 27 for further detail.
<11> Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s business acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test in December of each year. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

<12> Intangible assets
Intangible assets consist primarily of in-process research and development and backlog acquired from business combinations and upfront licensing fees.
The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. In-process research and development is indefinite lived until completion or abandonment of the associated research and development efforts. Backlog is amortized on a straight-line basis over the estimated useful economic life of seven years.
Upfront licensing fees paid to licensors are recognized as intangible assets if the game software has reached technological feasibility when such payments are made. Technological feasibility is established upon completion of a working model. Upfront licensing fees are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to five years. Amortization of upfront licensing fees commences upon the commercial launch of the related online game.
<13> Land use right
Land use right represents operating lease prepayments to the PRC’s land bureau for usage of the parcel of land where the Group’s office building is located. Amortization is calculated using the straight-line method over the estimated land use right period of 44 years.
<14> Impairment of long-lived assets
The Group evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.
Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

<15>Revenue recognition
Online game services
The Group earns revenue from provision of online game services. The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to end customers. There are two consumption models for the online game services. The Group recognizes revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.
Virtual item / service consumption model — online game services except WoW services
Players can access certain games free of charges but may use game points for in-game premium features. The distribution of points to end customers is typically made by sales of prepaid game cards and prepaid online points. Fees for prepaid game cards are deferred when received. Revenue is recognized over the estimated life of the premium features or as the premium features are consumed.
For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time ranging from one to 90 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For permanent features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the permanent features, which are typically less than one year. When estimating the average lives of the in-game permanent features, the Company considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of end users may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group will continue to monitor the operational statistics and usage patterns.
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

Other revenues
Other revenues include those generated from internet protocol television (“IPTV”) services, short message services, game operating support, website solutions and advertisement, licensing revenue, and sales of certain online game related software packages and accessory merchandise.
IPTV services
IPTV services revenue mainly represent revenue from contracts with a Chinese mobile carrier for development and maintenance of games operated on IPTV and licensing revenue from the Group’s self-developed game. IPTV revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.
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

Sales tax
The Group is subject to sales tax at a rate of 5% and related surcharges on revenues earned for online game, IPTV services, short message services, game operating support, website solutions and advertisement and licensing revenue provided in the PRC. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income (loss) and are deducted from gross revenues to arrive at net revenues.
Game development and licensing
Since its acquisition by the Group on April 6, 2010, Red 5 has been substantially devoting its operating activities to the development of a game under a game development and license agreement executed in 2006 as amended in 2009 with a third party game operator (Note 5). Subsequent to the completion of the game, Red 5 will be obligated to provide post-contract customer support (“PCS”) and localization support services to the third party operator for the hosted version of the game in various specified countries. During the term of the exclusive, nontransferable license, the gross receipts generated from future sales of game packages or points to access the online game and sales of related merchandising shall be shared by Red 5 and the third party operator through royalties payable by the third party operator at specified royalty rates with the initial payments partially reduced until the cash advance to Red 5 is fully recovered. The Group recognizes game development and licensing revenue when persuasive evidence of an arrangement exists, delivery has occurred, the arrangement fee is fixed or determinable and collectibility of such fee is probable.
The arrangement with the third party operator requires significant modification or customization of software and consists of multiple elements, including software development and licensing, PCS and localization support services. The Group determined that vendor-specific objective evidence (“VSOE”) of the fair value of PCS and localization support services as the undelivered elements does not exist. As a result, revenue is deferred and will be recognized ratably over the period during which the localization support services are expected to be performed or the PCS period, whichever is longer, once the game has been delivered and the provision of PCS and localization support services has commenced, assuming all other revenue recognition criteria are met.
<16>Advances from customers, deferred revenue, and deferred costs
Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual usage of the playing time by end customers or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs, primarily, prepaid royalties, related to deferred revenue and advances from customers are also deferred. Deferred service costs are recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the related online game’s prepaid fees are recognized as revenue.

<17>Cost of services
Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.
<18>Product development costs
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
<19>Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB23.9 million, RMB33.1 million and RMB23.5 million (US$3.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively, were expensed as incurred.
During the year ended December 31, 2008, in connection with the Group’s overall promotion for the pre-commercial launch of FIFA Online 2, the Group’s licensed online soccer game, through its CEO, the Group made cash advances to certain soccer agents who helped the Group to promote the China Football Super League in different cities in China through certain soccer clubs in the China Football Super League, excluding a team owned by the CEO, in order to support and promote the soccer market in China. Total cash advances during the years ended December 31, 2008, 2009 and 2010 amounted to approximately RMB29.2 million, nil and nil, respectively. As of December 31, 2009 and 2010, there were no outstanding cash advances recorded in the accompanying balance sheets. No costs have been recorded in connection with these activities as substantially all of the advances have been repaid.

<20>Government grants
Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 15.8 million, RMB57.0 million and RMB23.5 million (US$3.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively, which were recorded in other income in the consolidated statements of operations and comprehensive income (loss).
<21>Share-based compensation
The Group measures the cost of employee services received in exchange for stock-based compensation at the grant date fair value of the share-based awards. The fair value of the share awards were measured using the fair value of shares, while the fair value of the options or equity warrants were measured using the Black-Scholes option pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield.
The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of the Company’s ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on United States (“US”) government bonds issued with maturity terms similar to the expected term of the stock-based awards.
The Group recognizes compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a one-to-four year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Group uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.
On January 1, 2010, the Group early adopted FASB Accounting Standards Update (“ASU”) 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group’s adoption of this ASU did not have a significant impact on its consolidated financial statements.

<22>Leases
Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.
<23>Income taxes
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
The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense.
<24>Noncontrolling interest
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

On January 1, 2009, the Group also adopted the provisions of ASC 815-40-15, “Derivatives and Hedging — Contracts in Entity’s Own Equity” (previously EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”). This new standard requires that freestanding financial instruments (or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of ASC 815-40-55 are met and (2) the subsidiary is a substantive entity. The standard also requires an equity-classified instrument (including an embedded feature that is separately recorded in equity) within its scope be presented as a component of noncontrolling interest in the consolidated financial statements in a manner consistent with the conclusions in ASC 810-10-65. The Group applied this standard to the outstanding stock options of TDC, its wholly-owned subsidiary, and reclassified the net carrying amount of share-based compensation of RMB0.5 million in additional paid-in capital to noncontrolling interest as of January 1, 2009.
<25>Earnings (loss) per share
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
<26>Segment reporting
The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As the Group primarily generates all its revenues from customers in the PRC and almost all the Group’s long lived assets and operations are located in the PRC, no geographical segments are presented.
<27>Comprehensive income (loss)
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

<28> Certain risks and concentration
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, due from related party and prepayments and other current assets. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.
In the years ended December 31, 2008 and 2009, total revenue from WoW operation of RMB1,652.4 million and RMB710.3 million, respectively, including online game services and WoW-related produce sales, represented approximately 91% and 88% of the Group’s total revenues, respectively.
Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells in-game items and game playing time primarily through sales of prepaid cards to its customers via Beijing HuiyuanNet Technology Co., Ltd., a national online distributor. Accounts receivable from this national online distributor represents nil and 56% of the Group’s account receivable as of December 31, 2009 and 2010, respectively.
<29>Acquisition
The Group measures the consideration it transfers at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations.

<30>Fair value measurements
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:
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
<31>Financial instruments
Financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties, advances to suppliers, prepayments and other current assets, prepaid royalties, accounts payable, and advances from customers. The carrying amount of the Group’s cash and cash equivalents approximates its fair value due to the short maturity of those instruments. The carrying values of accounts receivable, accounts payable, and other financial instruments approximate their market values due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.
<32>Recent accounting pronouncements
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009. The adoption of the ASU did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.
In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows.
3. CONVENIENCE TRANSLATION
The Group, with the exception of its subsidiary, Red 5, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.6000, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 30, 2010. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
4. VARIABLE INTEREST ENTITIES
The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT and Huopu Cloud, which were designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC, and ii) Fire Rain, Wanyouyl, Nanjing Youqu Software Development Co., Limited (“Nanjing Youqu”) and Nanjing Star-matrix Software Information & Technology Co., Limited (“Xingli Fangzhen”), which are start-up research and development companies (“R&D VIEs”) developing games funded by the Group.

Shanghai IT and Huopu Cloud
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
In December 2010, Huopu Cloud was established in the PRC by two of the Company’s employees. As foreign-invested companies are prohibited or restricted from providing online game services in the PRC, the Group planned to perform certain online game operation and provide website solutions through Huopu Cloud. Since the Company did not have any equity interest in Huopu Cloud, the Company, through The9 Computer, entered into a series of agreements with Huopu Cloud and its equity owners, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the equity interests in Huopu Cloud. The series of agreements included (i) equity pledge agreements under which the equity owners pledged all of their equity interests in Huopu Cloud as guarantee of their obligations under the loan agreement, (ii) call option agreements under which the equity owners granted The9 Computer an option to transfer all or part of the equity interests in Huopu Cloud to The9 Computer or its designee to the extent permitted by the PRC law, (iii) shareholder voting proxy agreements which effectively assigned virtually all of the equity owners’ rights to the Company, including all voting rights and the right to declare dividends, (iv) an exclusive technical service agreement under which The9 Computer shall provide technical services to Huopu Cloud exclusively for a service fee, and (v) loan agreements under which The9 Computer extended interest-free loans of a total of RMB50 million (US$7.6 million) to the equity owners for their respective capital contributions in Huopu Cloud. The equity owners effectively acted on behalf of the Company to fund the required capital contributions from the Company into Huopu Cloud. For operation of certain games, Huopu Cloud acted as the provider of domain name granted by the Company and it may perform part of operating work.

As a result of the afore-mentioned contractual arrangements, the Group has the power to direct the activities that most significantly impact the economic success of Shanghai IT and Huopu Cloud, and effectively assumes the obligation to absorb losses and has exclusive rights to receive benefits that are significant to Shanghai IT and Huopu Cloud. Accordingly, the Group is the primary beneficiary of Shanghai IT and Huopu Cloud and has included these entities in its consolidated financial statements since their establishment.
R&D VIEs
GES was a game studio established by a Korean MMORPG development team in June 2008. Fire Rain and Wanyouyl are game studios located in different cities in the PRC, primarily engaged in the development of MMORPGs since 2009. The Group had arrangements with each of GES, Fire Rain and Wanyouyl whereby the Group provided substantial subordinated financial support or obtained equity interests in these entities. These entities are primarily involved in developing online games which the Group has acquired or has an option to acquire exclusive licenses in Mainland China or worldwide for the game under development. As of December 31, 2009 and 2010, the Group holds equity interest of 19.9% and nil of GES, 20% and 25% of Fire Rain and nil and 20% of Wanyouyl, respectively.
Nanjing Youqu and Xingli Fangzhen are game studios located in Nanjing, primarily engaged in the development of MMORPGs. The Group had arrangements to provide substantial subordinated financial support to Nanjing Youqu. Nanjing Youqu was primarily involved in developing an online game for the Group. In March 2009, the Group and the founder of Nanjing Youqu restructured the arrangements to establish Xingli Fangzhen and transfer Nanjing Youqu’s business to Xingli Fangzhen. The Group provided substantial subordinated financial support and obtained equity interests in Xingli Fangzhen. Xingli Fangzhen continued the game development. The Group had an option to acquire the remaining equity interests at a pre-determined price under certain conditions. As of December 31, 2009, the Group holds 45% equity interest of Xingli Fangzhen and Nanjing Youqu.
Under the above arrangements with the R&D VIEs, the Group has the power to make decisions that significantly affect the entities’ operations and effectively assumed a majority of economic risks associated with these entities, and has the obligation to absorb losses and the right to receive returns that are significant to these entities. The Group is the primary beneficiary of these entities and has included them in its consolidated financial statements since their respective dates of incorporation.
In November 2009, the Board of GES decided to dissolve GES and transfer the copyright of the game developed by GES to the Group. GES was deconsolidated as of December 31, 2009. The loss on deconsolidation of RMB6.6 million was recorded in product development expenses in 2009.

In July 2010, the Board of Xingli Fangzhen and Nanjing Youqu approved the dissolution of these two companies. Nanjing Youqu and Xingli Fangzhen were deconsolidated in July 2010. The loss on deconsolidation of RMB1.1 million (US$0.2 million) was recorded in product development expenses in 2010.
Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements is as follows:

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$
			(Note 3)
Total assets	167,391,153	141,428,028	21,428,489
Total liabilities	251,945,913	265,829,394	40,277,181

	December 31,	December 31,	December 31,	December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 3)

Revenues	1,801,713,116	802,074,406	107,447,650	16,279,947
Net income(loss)	14,501,809	(79,376,759)	(72,685,391)	(11,012,938)

5.	ACQUISITION
On April 6, 2010, the Group, through New Star, closed the acquisition of 39,766,589 shares of Series A convertible preferred stock of Red 5, an online game developer based in the US. The purchase price consisted of US$1.84 million paid in January 2010 to purchase 16,229,470 shares of outstanding series A convertible preferred stock from existing shareholders and US$15 million to purchase 23,537,119 shares of newly issued Series A convertible preferred stock, of which US$1 million was paid in January 2010, US$7 million was paid on April 7, 2010 and additional US$7 million was payable before April 7, 2011. As a result, the Company owned approximately 82% of the equity interest of Red 5 on an as-converted basis and became the controlling shareholder of Red 5 as of April 6, 2010. The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Group’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price of US$16.84 million (RMB114.9 million) is as follows:

RMB
Cash	11,876,274
Subscription receivable	95,549,799
Fixed assets	3,650,947
Identifiable intangible assets:
In-process research and development	12,285,000
Backlog	2,730,000
Goodwill	10,870,537
Other assets	1,968,347
Liabilities assumed	(2,599,092)
Deferred tax liability	(5,981,135)

Noncontrolling interest at fair value	(15,417,870)

Total	114,932,807

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The acquired goodwill is not deductible for tax purposes.
In addition, the Group is contingently liable to pay up to US$3.65 million (RMB24.9 million) if certain former Red 5 employees fulfill employment obligations with the Company over a period of two to four years. Such amounts are recorded as compensation expense over the requisite service period.
Subsequent to April 6, 2010, the Group acquired 777,723 and 1,872,601 shares of common stock of Red 5 from the noncontrolling interest holders for US$0.1 million (RMB0.6 million) and US$0.2 million (RMB1.4 million) cash in 2010 and 2011, respectively. The equity interest increased to approximately 87.3% on an as-converted basis as of April 7, 2011.
As of the date of acquisition, Red 5 was in the process of fulfilling its obligations under a game development and license agreement executed in 2006 as amended in 2009 between Red 5 and a third party game operator to develop an online game in exchange for cash consideration from the third party operator. Prior to the acquisition, Red 5 received a total of US$24.7 million cash consideration as an advance recoupable against future royalties payable to Red 5. Red 5 retained the ownership of the game and granted the third party operator an exclusive and non-transferable term license to market and distribute the game and host the game to customers in specified regions after Red 5 completes the game development. Red 5 continues to be obligated to perform its obligations under the agreement post-acquisition, including the provision of post-contract customer support for the hosted version of the game to the third party operator during the term of the license. The initial term of the agreement is from February 2006 through the fifth anniversary of the first commercial release of the initial game. Thereafter, the agreement can be renewed in two-year terms.
The Group measured the fair value of in-process research and development of the game based on multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Backlog was valued using the multi-period excess earnings method based on the discounted cash flows to be generated from the rights and obligations under the agreement with the third party operator. The discounted cash flow model requires the use of significant unobservable inputs, including estimated costs to complete the game development, estimated game launch schedule, projected revenues, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which includes various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors.

Acquisition-related costs amounted to RMB0.2 million and were included in general and administrative expenses in the consolidated statements of operations.
The following unaudited pro forma information summarizes the results of operations of the combined entity for the years ended December 31, 2009 and 2010, as if the acquisition of Red 5 has occurred on January 1, 2009 and 2010, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition of Red 5 been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Revenues	Net Loss
	RMB	RMB

Pro forma for 2009	802,629,351	(491,679,970)
Pro forma for 2010	108,513,582	(532,673,479)
Revenue and net loss from Red 5 since the acquisition date included in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2010 was nil and RMB46.2 million (US$7.0 million), respectively.
6. PREPAID ROYALTIES AND DEFERRED COSTS
Other than impairment related to WoW operation disclosed in Note 27, due to weaker than expected operating performance of certain games other than WoW, the Group also recognized an impairment loss for prepaid royalties and deferred costs of RMB60.9 million and RMB0.4 million, respectively, for the year ended December 31, 2009 and RMB5.5 million (US$0.8 million) and nil, respectively, for the year ended December 31, 2010. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive income (loss).
7. INVESTMENTS IN EQUITY INVESTEES
The Group’s investments in equity investees comprise the following:

		December 31,	December 31,	December 31,
	Note	2009	2010	2010
		RMB	RMB	US$
				(Note 3)
Investments accounted for under equity method:
Object Software Limited (“Object Software”)	7.1<1>	4,218,795	894,361	135,509
Beijing Zhongqing Shenglian Internet Technology Co., Ltd. (“BZSIT”)	7.1<2>	18,564,513	—	—
Beijing Linkage Technology Co., Ltd. (“BLT”)	7.1<3>	—	11,963,228	1,812,610
9 Webzen Limited (“9Webzen Hong Kong”)	7.1<4>	—	—	—
Ideas Corporation (“Ideas”)	7.1<5>	—	—	—
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	7.2<1>	10,000,000	10,000,000	1,515,152
G10 Entertainment Corporation (“G10”)	7.2<2>	276,022,817	24,892,921	3,771,656
OpenFeint Inc. (formerly named Aurora Feint Inc., “OpenFeint”)	7.2<3>	—	27,093,200	4,105,030

Total		308,806,125	74,843,710	11,339,957

7.1 Investments accounted for under the equity method
The following sets forth the movements of the Group’s investments accounted for under the equity method other than 9Webzen Hong Kong and Ideas.

	Object
	Software	BZSIT	BLT	Total
	<1>	<2>	<3>
Balance at December 31, 2008 (RMB)	5,338,823	—	—	5,338,823

Investments	—	20,000,000	—	20,000,000
Share of loss in equity investments, net of taxes	(1,120,028)	(1,435,487)	—	(2,555,515)

Balance at December 31, 2009 (RMB)	4,218,795	18,564,513	—	22,783,308

Investments	—	—	12,000,000	12,000,000
Share of loss in equity investments, net of taxes	(3,324,434)	(7,352,089)	(36,772)	(10,713,295)
Impairment	—	(11,212,424)	—	(11,212,424)

Balance at December 31, 2010 (RMB)	894,361	—	11,963,228	12,857,589

Balance at December 31, 2010 (US$, Note 3)	135,509	—	1,812,610	1,948,120

<1> Object Software
On April 16, 2004, the Group invested US$4.0 million, comprising US$1.0 million to shareholders of Object Software, an established game developer in China, for existing shares and US$3.0 million to Object Software for the issuance of new ordinary shares, a 20% equity interest in Object Software.
<2> BZSIT
In April 2009, the Company entered into a joint venture agreement with a PRC entity, to establish BZSIT, which was primarily engaged in developing, operating and selling electronic battle-platform games. In May 2009, the Company paid RMB20 million and obtained 49% equity interest in BZSIT according to the joint venture agreement. The Group had the right to effectively participate in significant operating and financial decisions that are expected to be made in the ordinary course of business of BZSIT and had joint control over BZSIT’s operations. As the Group could exercise significant influence on BZSIT’s operations, the investment was accounted for under the equity method.

BZSIT went into serious financial difficulty in 2010. As of December 31, 2010, the Group assessed the recoverability of its investments in BZSIT and did not expect to recover the cost of equity investment. The Group, therefore, recognized full impairment loss of RMB11.2 million (US$1.7 million) in the quarter ended December 31, 2010.
<3> BLT
In November 2010, the Company invested RMB12 million in BLT, a PRC entity, primarily engaged in developing and operating audio electronic books, and obtained 45% equity interest. As the Group could exercise significant influence on BLT’s operations, the investment is accounted for under the equity method.
<4> 9Webzen Hong Kong
Since December 2005, the Group held 30% equity interest in 9Webzen Hong Kong. Both 9Webzen Hong Kong and its subsidiary 9Webzen Limited (Shanghai)(“9Webzen Shanghai”) are principally engaged in the development and operation of an online game. The Group assessed the recoverability of its investment in 9Webzen Hong Kong, and fully impaired the remaining balance of RMB1.9 million in 2008.
<5> Ideas
In January 2008, the Group purchased 245,783 common shares from the founders and key shareholders of Ideas, a Korean online game developer, and 245,783 Series A redeemable and convertible Preferred Shares of Ideas for total consideration of US$3.4 million. The Group’s investment cost of US$3.5 million (including transaction costs of US$0.1 million) was allocated between the common shares with a value of US$1.5 million and preferred shares with a value of US$2.0 million. The Group held 17% of Ideas’ issued and outstanding common shares and 17% of preferred shares on an as converted basis. The Group accounts for its investment in common shares under the equity method of accounting and classified the investment in preferred shares as an available-for-sale investment (Note 8<2>). The Group recognized a full impairment charge of RMB24.0 million in 2008 for both the investment in common shares and preferred shares in Ideas, as the carrying amount of its investment in Ideas was not recoverable.

7.2 Investments accounted for under the cost method
<1> SIVA
In April 2007, the Group acquired a 1.5% stake in SIVA, a college in Shanghai, China, for a consideration of RMB10.0 million. The Group accounted for the RMB10.0 million using the cost method of accounting. The investment stake was diluted to 1.28% due to additional capital injected by new investors as of December 31, 2010.
<2> G10
In April 2008, the Group, through China Crown Technology, invested US$38.3 million in cash to subscribe 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities. Accordingly, the Group accounted for the investment in G10 under cost method, with an amount of US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price will be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, which would result in a purchase price reduction of US$25.0 million under the Share Subscription Agreement. After further negations, both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million (RMB66.2 million), payable in 26 equal monthly installments beginning in February 2011. A Korean bank issued an irrevocable guarantee to the Group up to US$10.0 million in cover of G10’s payment obligation under the settlement agreement. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. As of December 31, 2010, RMB28.0 million (US$4.2 million) receivable due in 2011 was recorded in prepayments and other current assets and RMB38.2 million (US$5.8 million) receivable due in 2012 was recorded in other long-term assets.
As G10’s performance was less than satisfactory, which indicates that a decrease in value of the Group’s investment may be other than temporary, the Group performed an impairment assessment and recognized an impairment loss of RMB184.9 million (US$28.0 million) for the year ended December 31, 2010. The Group measured the fair value of the investment based on a combination of discounted cash flow approach and market approach. Discounted cash flow approach is used for G10 and its non public subsidiaries. Market approach is used for its public subsidiary based on the market capitalization of the subsidiary. Key assumptions included the probabilities of liquidation and conversion, discounted cash flow and the lack of marketability discount rate. The discounted cash flow analysis requires the use of significant unobservable inputs, including estimated costs to complete game development, estimated game launch schedule, projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which including various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors.

<3> OpenFeint
In July 2010, the Group, through Asian Way, invested US$4.0 million in the form of cash to subscribe 987,654 Series 3 preferred stocks issued by OpenFeint, a San Francisco-based company that develops mobile games and operates OpenFeint, a leading mobile social platform for iphones and smart phones. The investment accounted for less than 20% of OpenFeint on an as converted basis. The preferred stocks are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred stocks are not in substance common shares and equity accounting is not applicable. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities. Accordingly, the Group accounted for the investment in OpenFeint under cost method.
In December 2010, the Group entered into a software license agreement with OpenFeint for the Group to launch and operate OpenFeint and its related software for five years after commercial launch in the PRC.
8. AVAILABLE-FOR-SALE INVESTMENTS
<1> Investment in Infocomm Asia Holdings Pte Ltd. (“IAH”)
In July 2006, the Group acquired 2,000,000 redeemable and convertible preferred shares of IAH, a Singapore online game operator, for a consideration of US$2.0 million. The Group’s investment represented 11.4% of IAH’s equity interest on an as converted basis. The Group recorded the investment in IAH as an available-for-sale investment. As of December 31, 2008, the Group determined that the fair value of the investment in IAH approximated the carrying value of RMB29.2 million.
In April 2009, the Group entered into a convertible loan agreement with IAH. Under the agreement, IAH issued a US$1.0 million convertible loan to the Group, which bears an interest of 3% per annum. The Group had an option to convert the loan into ordinary shares of IAH at a fixed price. The Company recorded the investment in convertible loan as an available-for-sale investment.
IAH went into serious financial difficulty in 2009, causing a significant decline in fair value of the Group’s investment in IAH. In late 2009, the Group assessed the recoverability of its investments in IAH and did not expect to recover the cost of preferred shares and convertible loan. The Group determined that the decline in the fair value was other-than-temporary and recognized full impairment loss of RMB36.0 million, including preferred shares RMB29.2 million and convertible loan RMB6.8 million since the carrying amounts were not recoverable and the estimated fair value was nil. The Group recognized RMB22.4 million as an impairment loss in earnings and reversed RMB13.6 million unrealized gain that was previously recognized in other comprehensive income for the year ended December 31, 2009.

In June 2010, the Group sold the investment in IAH, including preferred shares and convertible loan, to a third party with total proceeds of approximately RMB6.8 million (US$1.0 million) and recognized a gain on disposal of the investment at the same amount for the year ended December 31, 2010.
<2> Investment in Ideas preferred shares
As stated in note 7.1<5>, in January 2008, the Group purchased 245,783 Series A Preferred Shares of Ideas and the allocated cost for these preferred shares was US$2.0 million. The redeemable and convertible preferred shares are in the nature of debt securities and were recorded as an available-for-sale investment. The Group assessed the recoverability of its investments in Ideas in December 2008, and recognized a full impairment charge amounting to RMB9.4 million and RMB14.6 million for the investment in common shares and preferred shares in Ideas, respectively, since there was objective evidence that the investment was impaired and the estimated fair value of the investment in Ideas was nil as of December 31, 2008.
9. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$
			(Note 3)

Office buildings	58,835,873	59,911,552	9,077,508
Computer and equipment	581,259,400	223,054,013	33,796,063
Leasehold improvements	6,399,643	8,860,119	1,342,442
Office furniture and fixtures	7,219,856	13,822,926	2,094,383
Motor vehicles	10,411,896	10,251,896	1,553,318
Software	13,690,415	16,366,922	2,479,837
Less: accumulated depreciation and amortization	(571,773,926)	(248,627,064)	(37,670,767)
Impairment provision	(30,065,957)	(25,578,900)	(3,875,592)

Net book value	75,977,200	58,061,464	8,797,192

Depreciation and amortization charges for the years ended December 31, 2008, 2009 and 2010 amounted to RMB207.8 million, RMB123.0 million and RMB23.9 million (US$3.6 million), respectively.
The Group recorded impairment provision of RMB8.9 million, RMB21.2 million and RMB4.9 million (US$0.7 million) on equipment in 2008, 2009 and 2010, respectively, as detailed at Note 13.

10. GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

			Accumulated
		Gross	Impairment	Net
	Note	Amount	Loss	Amount
		RMB	RMB	RMB

Balance at January 1, 2009		30,199,751	—	30,199,751
Impairment loss recognized	27	—	(30,199,751)	(30,199,751)

Balance at December 31, 2009		30,199,751	(30,199,751)	—

Acquisition	5	10,870,537	—	10,870,537
Translation difference		(322,214)	—	(322,214)

Balance at December 31, 2010		40,748,074	(30,199,751)	10,548,323

Balance at December 31, 2010 (US$, Note 3)		6,173,951	(4,575,720)	1,598,231

In 2005, the Group recognized goodwill of RMB30.2 million and intangible assets of RMB283.7 million in connection with the acquisition of equity interest in C9I. There was no change in the carrying amount of goodwill from the initial recognition date to December 31, 2008. Due to the expiration of WoW license, related goodwill was fully impaired during the year ended December 31, 2009.
In 2010, the Group recognized goodwill of RMB10.9 million (US$1.6 million) in connection with the business combination of Red 5 (Note 5).
11. INTANGIBLE ASSETS
Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:
<1> Intangible assets subject to amortization

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)

Backlog	—	2,730,000	413,636
Upfront licensing fees	275,860,798	237,258,342	35,948,234
Less: Accumulated amortization	(66,779,481)	(76,791,769)	(11,635,117)
Impairment provision	(126,042,609)	(130,683,870)	(19,800,586)
Licensing fee refunds transferred to prepayments and other current assets	(31,410,422)	(26,704,800)	(4,046,182)
Translation difference	—	(80,920)	(12,261)

	51,628,286	5,726,983	867,724

Intangible assets from an acquisition relating to C9I	283,701,360	283,701,360	42,985,055
Less: accumulated amortization	(283,701,360)	(283,701,360)	(42,985,055)

	—	—	—

Net book value of intangible assets subject to amortization	51,628,286	5,726,983	867,724

<2> Intangible assets not subject to amortization

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)

In-process research and development	—	12,285,000	1,861,364
Translation difference	—	(364,141)	(55,173)

Net book value of intangible assets not subject to amortization	—	11,920,859	1,806,191

The Group and the licensors agreed to unwind certain game license agreements in 2009 and 2010. The Group reclassified upfront licensing fees of RMB31.4 million and RMB26.7 million (US$4.0 million) to prepayments and other current assets in 2009 and 2010, respectively, for the amounts that would be refunded according to the payment schedule.
Amortization expense related to intangible assets was RMB88.9 million, RMB49.5 million and RMB10.0 million (US$1.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2011	1,844,544	279,476
2012	1,093,913	165,744
2013	413,254	62,614
2014	377,143	57,143
2015	377,143	57,143

Total	4,105,997	622,120

The Group made impairment provision on intangible assets of RMB73.2 million, RMB27.5 million and RMB33.0 million (US$5.0 million) in 2008, 2009 and 2010, respectively, which was recorded in the impairment of equipment, intangible assets and goodwill line item in the consolidated statements of operations and comprehensive income (loss), as detailed in Note 13.
12. LAND USE RIGHT
Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,349	85,160,349	12,903,083
Less: accumulated amortization	(5,282,502)	(7,203,413)	(1,091,426)

Net book value	79,877,847	77,956,936	11,811,657

Amortization charge for the years ended December 31, 2008, 2009 and 2010 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

13. IMPAIRMENT OF LONG-LIVED ASSETS
The expiration of the WoW license on June 7, 2009 and operating loss of certain other games were trigger events for long-lived assets impairment analyses. The Group determined its long-lived asset groups, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The asset groups consist of the Group’s operating assets for respective games and entity-wide assets such as the Group’s office building and land use right.
The impairment assessment related to WoW asset group was detailed in Note 27. For asset groups related to games other than WoW, estimates of future cash flows developed during the revision of the original budgets by taking into consideration of lower than expected projected operating performance as well as market acceptance of games that have not been commercially launched and expected future game operations, indicated certain assets groups of the Company may not recover their carrying value. As a result of the Company’s impairment tests, impairments were identified on the asset groups of certain games, licensing fees paid for certain games that the Group has not commercially launched and certain idle computer equipment. The impairment provision was recognized equal to the excess of the carrying value over the fair value of the associated assets. The Group determined the fair value of the assets group using the income approach. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenue expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The impairment charges were recognized as follows:
(i)	Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment and upfront licensing fees of RMB8.9 million and RMB7.1 million, respectively, in 2008 and RMB7.6 million and RMB26.7 million, respectively, in 2009. Impairment provisions on computer equipment and upfront licensing fees of RMB4.9 million (US$0.7 million) and RMB21.5 million (US$3.3 million), respectively, were recognized in 2010. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue. Due to the lower than expected market acceptance of the games and the following the content updates, certain games experienced significantly lower than expected user levels and revenue.

(ii)	The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. Such information includes ceased operation in certain regions where games were commercially launched, delayed or unsuccessful commercial launch, and user number significantly below the expectation despite the launching of patches. The Group incorporated these results and experience into it continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of impairment testing for the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of RMB66.1 million, RMB0.8 million and RMB11.5 million (US$1.7 million) were recognized in 2008, 2009 and 2010, respectively.
(iii)	During the year ended December 31, 2009, impairment provisions on idle computer equipment of RMB13.6 million was recognized in view of the low possibility to reuse the idle computer equipment in the foreseeable future.
14. FAIR VALUE MEASUREMENTS
Assets and Liabilities Measured at Fair Value on a Recurring Basis
As of December 31, 2009 and 2010, the Group did not have any assets or liabilities measured at fair value on a recurring basis after initial recognition.
For recurring fair value measurements using significant unobservable inputs (Level 3), the following table presents the changes in the Group’s available-for-sale investments that were measured at fair value on a recurring basis using significant Level 3 inputs for the years ended December 31, 2008 and 2009. The Group’s available-for-sale investments were written down to nil as of December 31, 2009. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2008, 2009, and 2010.

	Fair Value Measurements Using Significant
	Unobservable Inputs
	(Level 3)
	2008	2009
	RMB	RMB
Balance at the beginning of the year	29,218,400	29,218,400
Purchases	14,634,730	6,837,000
Reversal of unrealized gain previously recognized in other comprehensive income	—	(13,643,131)
Impairment losses included in earnings	(14,634,730)	(22,412,269)

Balance at the end of the year	29,218,400	—

The impairment charges were included in impairment losses on investments on the consolidated statements of operations and comprehensive income (loss) for both 2008 and 2009. Refer to Note 8 for details of the above changes.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
The following table displays assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2009:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices	Significant
			in Active	Other	Significant
		Year Ended	Markets for	Observable	Unobservable
		December 31,	Identical Assets	Inputs	Inputs
	Note	2009	(Level 1)	(Level 2)	(Level 3)	Total Losses
		RMB	RMB	RMB	RMB	RMB
Computers and equipment	13	—	—	—	—	21,164,693
Upfront licensing fees	13	—	—	—	—	27,507,199
Goodwill	10	—	—	—	—	30,199,751

Total		—	—	—	—	78,871,643

The adverse changes in the Group’s business due to the non-renewal of the WoW license in June 2009 and the less than satisfactory performance of other games during 2009 indicated that the carrying amounts of goodwill, intangible assets, and property and equipment may not be recoverable. The Group tested the long-lived assets and goodwill for impairment. As a result of the long-lived asset impairment tests, computers, equipment, and upfront licensing fees held and used with a carrying amount of RMB21.2 million and RMB27.5 million, respectively, were fully impaired with the resulting impairment charges included in earnings for the year ended December 31, 2009. Significant unobservable inputs (Level 3) were used in measuring the fair value of the long-lived assets based on which the impairment loss was calculated. See Note 13 for further detail. Goodwill with a carrying amount of RMB30.2 million was fully impaired with the impairment charge included in earnings for the year ended December 31, 2009. Significant unobservable inputs (Level 3) were used in measuring the implied fair value of goodwill based on which the impairment loss was calculated. See Note 27 for further detail.
The following table displays assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices	Significant
			in Active	Other	Significant
		Year Ended	Markets for	Observable	Unobservable
		December 31,	Identical Assets	Inputs	Inputs
	Note	2010	(Level 1)	(Level 2)	(Level 3)	Total Losses
		RMB	RMB	RMB	RMB	RMB
Investments in equity investees	7.2	24,892,921	—	—	24,892,921	196,115,321
Computers and equipment	13	—	—	—	—	4,928,991
Upfront licensing fees	13	—	—	—	—	33,020,462

Total		—	—	—	24,892,921	234,064,774

Significant unobservable inputs (Level 3) were used in measuring the fair value of the Group’s investments in equity investees based on which the other-than-temporary impairment losses were calculated. The Group measured the fair value of its investment in BZSIT as of December 31, 2010 using the income approach based on a weighted average of multiple discounted cash flow scenarios, which required the use of unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments. As a result of the impairment test, the investment in BZSIT with a carrying amount of RMB11.2 million (US$1.7 million) was fully impaired. Using the valuation technique described in 7.2<2>, the Group measured the fair value of its investment in G10 at RMB24.9 million (US$3.8 million) as of December 31, 2010. The investment in G10 with a carrying amount of RMB276.0 million (US$41.8 million), after reduction of RMB66.2 million (US$10.0 million) receivable, was impaired by the amount of RMB184.9 million (US$28.0 million). The above impairment charges were included in impairment loss on investments on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2010.
The less than satisfactory performance of certain games indicated that the carrying amounts of intangible assets and property and equipment may not be recoverable. As a result of the long-lived asset impairment tests, computers and equipment and upfront licensing fees held and used with a carrying amount of RMB4.9 million and RMB33.0 million, respectively, were fully impaired with the resulting impairment charges included in earnings for the year ended December 31, 2010. Significant unobservable inputs (Level 3) were used in measuring the fair value of the long-lived assets based on which the impairment loss was calculated. See Note 13 for further detail.
15. TAXATION
Cayman Islands and British Virgin Islands
Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2008, 2009 and 2010. Therefore, no Hong Kong profit tax has been provided for in the years presented.

The PRC
The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the PRC (“CIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy five-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years from 2008 to 2012 and the subsidiaries that hold a “High and New Technology Enterprise” qualification (“HNTE”) are subject to a 15% preferential EIT rate.
In April 2007, C9I Beijing received approval from certain government authorities to be classified as a HNTE. This classification, subject to annual inspection, entitles C9I Beijing to enjoy an EIT exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE company is required to re-apply for this qualification according to the new implementation rules. In October 2008, C9I Beijing re-applied for the HNTE qualification and received approval which was dated December of 2008 from certain government authorities. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. Total tax savings to C9I Beijing from the EIT exemption were RMB124,974,022, RMB35,865,045 and nil for the years ended December 31, 2008, 2009 and 2010, respectively.
In November 2008, Shanghai IT received approval from certain government authorities to be classified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate from 2008 through 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. Total tax savings to Shanghai IT were RMB1,976,984, nil and nil for the years ended December 31, 2008, 2009 and 2010, respectively.
United States
The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 8.84%, respectively.

Composition of income tax benefit (expense)
The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax (expense) benefit	(13,453,655)	(1,871,215)	39,061	5,918
China	(13,453,655)	(1,871,215)	39,061	5,918
Other jurisdictions	—	—	—	—
Deferred taxation	15,831,538	69,182,452	131,458,011	19,917,880
China	15,831,538	69,182,452	56,671,847	8,586,643
Other jurisdictions	—	—	74,786,164	11,331,237
Change in valuation allowance	(50,306,416)	(61,775,371)	(138,865,092)	(21,040,165)
China	(50,306,416)	(61,775,371)	(64,078,928)	(9,708,928)
Other jurisdictions	—	—	(74,786,164)	(11,331,237)

Income tax (expense) benefit	(47,928,533)	5,535,866	(7,368,020)	(1,116,367)

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2008	2009	2010

PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	24%	(15%)	(4%)
Change of valuation allowance	35%	(15%)	(15%)
Income not subject to tax and non-deductible expenses, net	—	(8%)	(9%)
Effect of tax holidays	(49%)	3%	(1%)
Effect of future tax rate change	—	11%	3%
Other	(2%)	—	—

Effective EIT rate	33%	1%	(1%)

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	4,985,989	4,719,640	715,097
Temporary differences related to provision for advances to suppliers	1,912,082	2,085,908	316,047
Temporary differences related to provision for doubtful accounts	3,744,950	6,080,201	921,243
Temporary differences related to prepaid royalties	5,564,504	7,795,758	1,181,175
Other	—	939,162	142,297

Total current deferred tax assets	16,207,525	21,620,669	3,275,859
Less: Valuation allowance	(14,067,629)	(21,620,669)	(3,275,859)

Net current deferred tax assets	2,139,896	—	—

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	49,732,344	19,516,778	2,957,088
Startup expenses and advertising fee	2,483,828	5,929,990	898,483
Temporary differences related to research and development credits	—	2,916,809	441,941
Foreign tax credits	—	16,358,069	2,478,495
Temporary differences related to provision for prepayment for equipment	11,625,000	11,625,000	1,761,364
Tax loss carry forwards	45,621,033	179,160,426	27,145,519

Total non-current deferred tax assets	109,462,205	235,507,072	35,682,890
Less: Valuation allowance	(104,195,020)	(235,507,072)	(35,682,890)

Net non-current deferred tax assets	5,267,185	—	—

Total deferred tax assets	7,407,081	—	—

Significant components of deferred tax liabilities

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	—	5,803,848	879,371
Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$
			(Note 3)
Balance at January 1	56,487,278	118,262,649	17,918,583
Increase in valuation allowance	70,599,298	138,865,092	21,040,166
Reversal of valuation allowance	(8,823,927)	—	—

Balance at December 31	118,262,649	257,127,741	38,958,749

For the years ended December 31, 2009 and December 31, 2010, additional valuation allowance of approximately RMB61.8 million and RMB138.9 million (US$21.0 million), respectively, was provided. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2010, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB497.7 million, of which RMB37.3 million, RMB2.8 million, RMB16.5 million, RMB126.3 million and RMB314.8 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.
As of December 31, 2010, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$20.8 million and US$20.7 million, respectively, which will begin to expire in 2027 and 2017, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.4 million and US $0.3 million, respectively, that will begin to expire in 2027 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2017. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operating losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carry forward can be utilized before expiry.
In accordance with the CIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2008, 2009 and 2010.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2008, 2009 and 2010.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2008, 2009 and 2010. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2008, 2009 and 2010, the Group did not have any material interest and penalties associated with its tax positions.
According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2010, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2005 through 2010 are open tax years, subject to examination by the relevant tax authorities.
16. OTHER PAYABLES AND ACCRUALS
Other payables and accruals are as follows:

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
			(Note 3)

Staff cost related payables	23,944,309	20,037,102	3,035,925
Professional services	16,721,169	12,761,093	1,933,499
Product development services	2,665,366	2,665,366	403,843
Marketing and promotion	2,045,100	1,034,855	156,796
Others	6,328,481	5,830,401	883,394

	51,704,425	42,328,817	6,413,457

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

In November 2007, the Company’s Board approved a share buy-back of up to US$50 million of its ADSs, each of which represents one ordinary share. That share repurchase program ended on June 23, 2008. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$24.7 million in 2008, and repurchased approximately 1.2 million of its ADSs, which were retired by the Company.
In September 2008, the Company’s Board approved another buy-back of up to US$50 million of its ADSs. This share repurchase program ended on September 12, 2009. Under this share repurchase program, the Company spent aggregate purchase consideration of approximately US$9.7 million and US$23.0 million in 2008 and 2009, respectively, and repurchased approximately 0.8 million and 1.7 million of its ADSs, respectively, which were retired by the Company.
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
20. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income(loss) for such employee benefits amounted to RMB25.8 million, RMB30.5 million and RMB24.8 million (US$3.8 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

21. SHARE-BASED COMPENSATION
21.1 Stock options granted by the Company
On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”) that provides for the issuance of up to 1,345,430 ordinary shares. The share option plan has a term of five years unless terminated earlier by shareholders and the Board of Directors. Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company, its subsidiaries and affiliated companies share options to subscribe for shares. In December 2006, the Company increased the number of ordinary shares reserved under the 2004 Option Plan to 2,449,614 shares and extended the term of plan to ten years. In November 2008, the Company increased the number of ordinary shares reserved to 4,449,614 shares. In August 2010, the Company further increased the number of ordinary shares reserved in the 2004 Option Plan to 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date.
On September 1, 2009, the Company modified the exercise prices of certain options granted to directors and employees to US$7.36 per share, the market price on the date of modification. The original exercise price of the modified options ranged from US$12.04 to US$38.54. The Company determined the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. As the options have a graded vesting schedule, RMB12.2 million incremental compensation cost was recorded immediately upon modification for the vested portion and the remaining RMB3.4 million will be amortized over the remaining vesting period of 2010 to 2011.

As of December 31, 2010, options to purchase 3,995,882 ordinary shares were outstanding and options to purchase 1,397,829 ordinary shares were available for future grant under the 2004 Option Plan. The following table summarizes the Company’s share option activities with its employees and directors:

				Weighted-Average
				Remaining
	Number of	Weighted-Average		Contractual Term	Aggregate Intrinsic
	Options	Exercise Price		(years)	Value

Outstanding at January 1, 2010	1,304,100	US$	8.07	2.63	Nil
Granted	3,887,382	US$	5.35
Exercised	(2,502)	US$	5.13
Forfeited	(1,193,098)	US$	7.33

Outstanding at December 31, 2010	3,995,882	US$	5.65	4.57	US$	6,061,473

Vested and expected to vest at December 31, 2010	3,538,957	US$	5.68	4.55	US$	5,341,379

Exercisable at December 31, 2010	527,389	US$	7.37	3.57	US$	584,692

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for the years ended December 31, 2008 and 2009 and US$4,579 for year ended December 31, 2010.
The weighted-average grant-date fair value of options granted during the years 2008 and 2010 was US$4.46 and US$2.23, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during year 2009.

	For the year	For the year
	ended December 31, 2008	ended December 31, 2010

Risk-free interest rate	1.53%	0.77%-1.03%
Expected life (years)	2.90	3.25
Expected dividend yield	—	—
Volatility	54%	59.24%-60.71%

Fair value of options at grant date	US$4.46	US$2.13-US$2.58
The fair value of certain options, of which exercise prices were modified in September 2009, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

For the year
ended December 31, 2009

Risk-free interest rate	0.08%-1.44%
Expected remaining life (years)	0.13-3.14
Expected dividend yield	—
Volatility	49%-67%

Fair value of incremental cost	US$0.06-US$2.03
For the years ended December 31, 2008, 2009 and 2010, the Company recorded share-based compensation of RMB49.8 million, RMB58.8 million and RMB24.0 million (US$3.6 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost of RMB13.4 million due to modification of option exercise price in September 2009.

As of December 31, 2010, there was approximately RMB44.9 million (US$6.8 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 2.72 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
21.2 Equity warrants granted to Incsight Limited (“Incsight”)
Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun, the Chairman of the Board and Chief Executive Officer of the Company. On November 17, 2008, as approved by the Board of Directors, the Company granted equity warrants to Incsight to purchase 552,196 ordinary shares. The Board considered the grant of equity warrants as an incentive to retain Mr. Zhu Jun’s services with the Group, and the Board further noted that Mr. Zhu Jun and the Group agreed that the equity warrants would be forfeited in the event that Mr. Zhu’s services with the Group is terminated voluntarily or involuntarily any time after grant and before vesting. The exercise price of the equity warrants is US$12.04 per share, the market price on the date of grant. The equity warrants would vest over one year with 25% vested at the end of each quarter, commencing from November 17, 2008 and are exercisable no later than November 16, 2011. As of December 31, 2010, all warrants were vested, outstanding, and exercisable with no intrinsic value.
The fair value of the equity warrants granted was US$3.68, which was measured on the grant date based on the Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.22%
Expected life (years)	1.81
Expected dividend yield	—
Volatility	57%

The Group recorded share-based compensation of RMB1.7 million, RMB12.0 million and nil for equity warrants granted for the years ended December 31, 2008, 2009 and 2010, respectively.
21.3 Ordinary shares granted to Incsight Limited (“Incsight”)
On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight which are subject to performance conditions, 500,000 shares granted will vest when the Group achieves break-even and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu Jun’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. It is considered probable the performance targets will be met. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. The Group recorded share-based compensation of RMB3.9 million (US$0.6 million) for the year ended December 31, 2010.

21.4 Stock options granted by The9 Development Center Limited (“TDC”)
In September 2008, TDC, a wholly-owned subsidiary of the Group, approved its 2008 Stock Option Plan (“TDC Option Plan”) that provides for the issuance of up to 30,000 ordinary shares. The share option plan has a term of eight years unless terminated earlier by its shareholders and Board of Directors. On October 1, 2008, TDC granted 18,961,000 options to Mr. Zhu Jun, director and certain employees of TDC to purchase 18,961 ordinary shares of TDC. Those options will vest over four years commencing from January 1, 2008. The exercise price of the options is HK$0.1 per option. The options will expire on December 31, 2015.
The following table summarizes the TDC’s share option activities with Mr. Zhu Jun and TDC employees:

				Weighted-Average
		Weighted-Average		Remaining
	Number of	Exercise Price		Contractual Term	Aggregate
	Options	per Option		(years)	Intrinsic Value

Outstanding at January 1, 2010	18,901,000	HK$	0.10	6.0	RMB	414,915
Forfeited	(2,026,000)	HK$	0.10

Outstanding at December 31, 2010	16,875,000	HK$	0.10	5.0	Nil

Vested and expected to vest at December 31, 2010	16,875,000	HK$	0.10	5.0	Nil

Exercisable at December 31, 2010	12,656,250	HK$	0.10	5.0	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2010 is calculated as the difference between the estimated fair value at December 31, 2010 and the exercise price of the shares.
The fair value of options granted was RMB0.11, measured on the grant date based on the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.75%
Expected life (years)	5.00
Expected dividend yield	—
Volatility	53%
TDC recorded share-based compensation of RMB0.5 million, RMB0.5 million and RMB0.5 million (US$0.1 million) for options granted for the years ended December 31, 2008, 2009 and 2010, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2010, there was approximately RMB0.4 million (US$0.1 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to TDC employees. This cost is expected to be recognized over one year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
21.5 Stock options granted by Red 5
In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of April 6, 2010 and December, 31, 2010, 13,626,955 shares of common stocks were reserved under Red 5 Stock Incentive Plan. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2010, Red 5 granted a total of 15,701,553 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share. These options vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2010, option to purchase 8,389,872 share of common stock were outstanding and option to purchase 4,202,350 shares of common stock were available for future grant.
The following table summarizes the Red 5’s share option activities with its employees and directors starting from April 6, 2010, the date when the Group acquired Red 5:

				Weighted-Average
		Weighted-Average		Remaining
	Number of	Exercise Price		Contractual Term	Aggregate
	Options	per Option		(years)	Intrinsic Value

Outstanding at April 6, 2010	3,168,201	US$	0.190	3.08	US$	85,185
Granted	7,235,874	US$	0.137
Exercised	(122,355)	US$	0.038
Forfeited	(1,891,848)	US$	0.236

Outstanding at December 31, 2010	8,389,872	US$	0.136	4.86	US$	78,375

Vested and expected to vest at December 31, 2010	8,246,548	US$	0.136	4.88	US$	69,670

Exercisable at December 31, 2010	2,354,921	US$	0.136	4.05	US$	53,269

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value for period from April 6, 2010 to December 31, 2010 is calculated as the difference between the estimated fair value at December 31, 2010 and the exercise price of the shares. The total intrinsic value of options exercised for period from April 6, 2010 to December 31, 2010 was US$14,141.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	1.70%-5.00%
Expected life (years)	5.00-6.00
Expected dividend yield	—
Volatility	38.89%-69.36%
Red 5 recorded share-based compensation of RMB1.8 million (US$0.3 million) for options granted for the period from April 6, 2010 to December 31, 2010. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.
As of December 31, 2010, there was approximately RMB2.7 million (US$0.4 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 employees. This cost is expected to be recognized over 3.19 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
Subsequent to employee stock option exercises, the Group has no obligation to repurchase such shares, nor does the Group have any intention or history of making such share purchases. As a result, the Group accounts for stock option grants as an equity-classified award.
22. RELATED PARTY TRANSACTIONS AND BALANCES
The9 Computer, Shanghai IT and 9Webzen Shanghai, a related party of the Group, have entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the joint services agreements. The share revenue from 9Webzen Shanghai amounted to RMB0.7 million and RMB0.5 million for the years ended December 31, 2008 and 2009, respectively. The amounts due from 9Webzen Shanghai amounted to RMB0.6 million and RMB1.1 million as of December 31, 2008 and 2009, respectively.
Starting from July 2010, due to long outstanding and uncertainty on the recoverability for the amount due from 9Webzen Shanghai, the Group has stopped to recognize revenue pursuant to the agreements with 9Webzen Shanghai. The amount due from 9Webzen Shanghai of RMB1.3 million (US$0.2 million) was fully provided for as of December 31, 2010.

23. EARNINGS PER SHARE
Basic earnings per share (“EPS”) and diluted earnings per share are calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2008	31, 2009	31, 2010	31, 2010
	RMB	RMB	RMB	US$
				(Note 3)

Numerator:

Net income (loss) attributable to ordinary shareholders	96,836,036	(405,152,407)	(499,611,594)	(75,698,727)

Denominator:

Denominator for basic earnings (loss) per share — weighted-average shares outstanding	27,664,687	25,414,620	25,121,679	25,121,679

Dilutive effect of share options and warrants	39,514	—	—	—

Denominator for diluted earnings (loss) per share	27,704,201	25,414,620	25,121,679	25,121,679

Earnings per share
- Basic	3.50	(15.94)	(19.89)	(3.01)

- Diluted	3.50	(15.94)	(19.89)	(3.01)

The Company had 1,362,091, 2,122,296 and 2,633,817 weighted average stock options, warrants and nonvested shares outstanding in 2008, 2009 and 2010, respectively, which could have potentially diluted EPS in the future, but were excluded in the computation of diluted EPS in those periods, as their exercise prices were above the average market values in such periods or their effect would have been anti-dilutive due to the net loss reported in such periods.
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
In May 2008, the Board of Directors of C9I Beijing approved the appropriation of statutory reserves in a total amount of RMB3.8 million. In June 2008, the Board of Directors of Shanghai Jiucheng Advertisement approved the appropriation of statutory reserves of RMB0.3 million. In March 2009, the Board of Directors of Shanghai IT approved the appropriation of statutory reserves of RMB3.2 million. In 2010, there is no appropriation of statutory reserves.
25. Noncontrolling interest
As of December 31, 2010, the Group’s noncontrolling interest mainly included equity interests in Red 5, Fire Rain and Wanyouyl and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2008, 2009 and 2010.

	December 31, 2008	December 31, 2009	December 31, 2010
	RMB	RMB	RMB
Net income (loss) attributable to The9 Limited	96,836,036	(405,152,407)	(499,611,594)
Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	—	—	5,564
Increase in The9 Limited’s additional paid-in capital for purchase of common stock of Red 5 from holders of noncontrolling interest	—	—	523,586
Decrease in The9 Limited’s additional paid-in capital for conversion of a loan into equity of Fire Rain	—	(2,757,183)	—
Decrease in The9 Limited’s additional paid-in capital for capital contribution to Red 5, Fire Rain and Wanyouyl	—	—	(6,981,392)

Change from net income attributable to The9 Limited and transfers (to) from noncontrolling interest	96,836,036	(407,909,590)	(506,063,836)

26. COMMITMENTS AND CONTINGENCIES
26.1 Operating lease commitments
The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2010 are as follows:

	RMB	US$
		(Note 3)

2011	8,009,544	1,213,567
2012	1,729,965	262,116
2013	1,461,240	221,400

	11,200,749	1,697,083

Total rental expenses amounted to RMB94.6 million, RMB62.1 million and RMB18.4 million (US$2.8 million) for the years ended December 31, 2008, 2009 and 2010, respectively.
26.2 Contingencies
PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain shareholders of the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

On June 18, 2007, Beijing Founder Electronics Co., Ltd. filed a lawsuit in the Beijing Superior Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Group to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. The lawsuit was heard on November 26, 2009 by the Beijing Superior Court. The Group asserted its rights in the court. On February 3, 2010, the court issued a judgment against the Group and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, the Group shall pay a total of RMB1.6 million compensation to the plaintiff. Subsequently, the plaintiff filed an appeal challenging the judgment. The Group’s management believes that it is most probable that the appellate court will uphold the judgment. As of December 31, 2009, the Group had accrued RMB6.1 million for this litigation, including RMB4.5 million accrued for legal fees, based on the latest development. The Group has paid RMB4.5 million (US$0.7 million) legal fees in 2010 and accrued an additional RMB2.8 million (US$0.4 million) legal fees relating to this litigation during the year ended December 31, 2010 pursuant to the Group’s estimate, which was based on advice from its external legal counsel. The amount of compensation and legal fees is subject to the final result of the appeal, which is still in process.
On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against the Group in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. The Group filed a motion to dismiss the consolidated complaint on May 28, 2010. The plaintiffs filed their opposition to the motion to dismiss on July 12, 2010, to which the Group filed a reply on August 11, 2010. In March 2011, the court granted the Group’s motion to dismiss and ordered the case closed. The plaintiffs have thirty days from the date of the dismissal to refile their complaint. The Group’s management does not believe that the likelihood of the outcome or the financial statement impact, if any, of the outcome can be reasonably predicted. No accruals have been provided for the loss contingency as of December 31, 2010.

27. IMPAIRMENT AND CHARGES RELATED TO EXPRIRATION OF WOW LICENSE
The Group obtained an exclusive license to localize and promote World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China in 2004 and commercially launched the localized WoW in 2005. Through end of March 2009, the Company and Blizzard were conducting ongoing negotiations, which formally commenced in April 2008 with respect to the Company continuing to operate WoW in mainland China. On April 16, 2009, the Company learned that the WoW license would be licensed to another China-based online game company. The Company had believed that an agreement by which the Company would continue to operate WoW beyond the expiration of the then existing license was imminent. The WoW license was not renewed upon expiration on June 7, 2009.
The Group assessed the recoverability of WoW related assets as of December 31, 2008 and recorded impairment and certain other charges in its consolidated financial statements for the year ended December 31, 2008 as follows:
•
A provision on a receivable amounting to RMB18.0 million from a customer that purchased WoW prepaid player cards from the Group for distribution, as a result of the expiration of the Group’s WoW license on June 7, 2009 and, among other things, the impact on the ongoing relationship with the customer.

•	A RMB3.9 million provision for prepaid royalties.
•
A RMB22.7 million charge to increase the valuation allowance for deferred tax assets, which represented incremental income taxes as a result of non-renewal of the WoW license prior to the evaluation and recording of impairment charges as a result of non-renewal of the WoW license.

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

•
A RMB7.0 million provision on receivables and prepayments and other current assets in connection with Game First International Corporation (“GFD”) — As of December 31, 2008, the Group’s outstanding receivable from selling of 100% of its interest in Spring Asia Limited, a wholly owned subsidiary to a third party in 2006, amounted to RMB7.0 million, including RMB1.4 million recorded in accounts receivable and RMB5.6 million recorded in prepayments and other current assets. The Group assessed the impact of the non-renewal of the WoW license on its ongoing relationship with GFD, whose equity interest is 30% held by Spring Asia Limited, and resulting collectability of this receivable and concluded collection to be unlikely resulting in the recording of impairment charge in the amount of RMB7.0 million recorded in general and administrative expenses for the year ended December 31, 2008.

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

For the year ended December 31, 2009, the Company recorded the following additional impairment and certain other charges:
•
The Group continued to make prepayment of royalties for WoW until the expiration of the WoW license. As a result of the non-renewal of the WoW license, the Group recognized an impairment loss for prepaid royalties, deferred cost and related prepaid withholding taxes of RMB60.7 million, RMB38.1 million and RMB4.4 million, respectively, for the year ended December 31, 2009.

•
As a result of change in accounting estimate on the useful life of computer equipment through the end of the WoW license, the Group recorded additional depreciation expense as a component of cost of service in the amount of RMB40.0 million in 2009. Depreciation expense relating to this change is to increase both loss from operations and net loss by RMB40.0 million, and to increase both basic and diluted net loss per share by RMB1.57 in 2009.

•
A RMB30.2 million impairment of goodwill following the expiration of the WoW license on June 7, 2009. The Group determined the fair value of the reporting unit related to WoW using the income approach. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenue expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The Group does not expect any revenue from WoW reporting unit after expiration of the WoW license and assessed the fair value of the WoW reporting unit to be zero. Accordingly, the assigned value for goodwill related to WoW was zero and a full impairment was recognized.

•
As a result of non-renewal of WoW license beyond June 7, 2009, the Group announced a refund plan in connection with unactivated WoW game point cards, which the Group recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from the Group. In connection with the settlement of both unactivated points cards and activated but unconsumed point cards, the maximum refund the Group may potentially make amounts to approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. The difference between the face value of the point cards and the net proceeds the Group received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million for the year ended December 31, 2009. The advances from customers and deferred revenue relating to these WoW game point cards will be recorded as revenue after the release of legal liability to refund under the respective laws. The Group has engaged an agent to settle the liability with the game point card holders who have claimed a refund. As of December 31, 2009, the balance of the advance payment to the agent was RMB43.3 million. In 2010, RMB0.4 million (US$0.1 million) was refunded to game point card holders.

•	As of December 31, 2009, the WoW related computer and equipment and intangible assets have been fully depreciated and no additional impairment was recognized in 2009.
For the year ended December 31, 2010, there was no additional impairment and charges provided related to the expiration of WoW license.