Form 20-F
period 2011-12-31
The9 LTD
filed 2012-03-22
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34238

THE9 LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. 3, 690 Bibo Road Zhang Jiang Hi-Tech Park Pudong New Area, Pudong Shanghai 201203 People’s Republic of China

(Address of principal executive offices)

George Lai, Chief Financial Officer

Tel: +86-21-5172-9999

Facsimile number: +86-21-5172-9903

Building No. 3, 690 Bibo Road

Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong

Shanghai 201203

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one ordinary shares, par value $0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,783,929 ordinary shares, par value $0.01 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as context may require, its subsidiaries and our affiliated entities, (2) the terms “affiliated entities” refer to our affiliated PRC entities, namely Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, and Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, as well as our other affiliated entities, namely Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, Shanghai Jiushi Interactive Network Technology Co., Ltd., or Jiushi, Hangzhou Fire Rain Network Technology Co., Ltd., or Fire Rain, Shenzhen Wanyouyinli Technology Co., Ltd., or Wanyouyl, and Shanghai Mengxiang Hulian Digital Technology Co., Ltd., (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet data as of December 31, 2010 and 2011.

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

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Consolidated Statement of Operation Data
Revenues	1,350,129	1,806,130	802,629	108,514	112,466	17,869
Sales taxes	(70,522)	(94,639)	(42,113)	(5,676)	(6,089)	(968)
Net revenues	1,279,607	1,711,491	760,516	102,838	106,377	16,901
Cost of services	(700,047)	(997,949)	(712,473)	(103,257)	(39,118)	(6,215)
Gross profit (loss)	579,560	713,542	48,043	(419)	67,259	10,686
Operating expenses	(343,695)	(578,993)	(530,884)	(353,365)	(477,284)	(75,833)
Other operating income	—	—	—	—	25,993	4,130
Profit (loss) from operations	235,865	134,549	(482,841)	(353,784)	(384,032)	(61,017)
Interest income	50,656	56,691	30,501	23,183	30,416	4,833
Other income (expense), net	(30,054)	(18,967)	61,840	19,259	(653)	(104)
Income (loss) before income tax (expense) benefit, gain on investment disposal, impairment loss on investments and share of loss in equity investments	256,467	172,273	(390,500)	(311,342)	(354,269)	(56,288)
Income tax (expense) benefit	(9,269)	(47,929)	5,536	(7,368)	—	—
Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments	247,198	124,344	(384,964)	(318,710)	(354,269)	(56,288)
Gain on investment disposal	—	—	—	6,828	44,435	7,060
Impairment loss on investments	(627)	(25,922)	(22,412)	(196,116)	—	—
Share of loss in equity investments, net of taxes	(5,679)	(2,241)	(2,556)	(10,713)	(3,342)	(531)
Net income (loss)	240,892	96,181	(409,932)	(518,711)	(313,176)	(49,759)
Less: Net income (loss) attributable to noncontrolling interest(2)	—	(655)	(4,780)	(19,099)	(28,846)	(4,583)
Net income (loss) attributable to holders of ordinary shares	240,892	96,836	(405,152)	(499,612)	(284,330)	(45,176)
Net income (loss) attributable to holders of ordinary shares per share
Basic	8.79	3.50	(15.94)	(19.89)	(11.39)	(1.81)
Diluted	8.72	3.50	(15.94)	(19.89)	(11.39)	(1.81)
Net income (loss) attributable to holders of ordinary shares per ADS(3)
Basic	8.79	3.50	(15.94)	(19.89)	(11.39)	(1.81)
Diluted	8.72	3.50	(15.94)	(19.89)	(11.39)	(1.81)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS)
Consolidated Balance Sheet Data
Cash and cash equivalents	2,215,282	2,152,586	1,675,081	1,416,189	1,071,726	170,280
Non-current assets	831,342	769,023	522,161	295,886	460,228	73,123
Total assets	3,246,101	3,263,009	2,324,958	1,857,339	1,628,894	258,805
Total current liabilities	440,011	543,767	311,508	316,319	311,525	49,496
Total equity	2,806,090	2,719,242	2,013,450	1,535,217	1,251,831	198,896
Total liabilities and equity	3,246,101	3,263,009	2,324,958	1,857,339	1,628,894	258,805

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2939 to US$1.00 for the convenience of the reader only. See “— Exchange Rate Information.”
(2)	We adopted authoritative guidance regarding accounting for noncontrolling interests on January 1, 2009, retrospectively.
(3)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York for period ends indicated through December 2008 and the H.10 weekly statistical release of the Federal Reserve Board for period ends indicated from and after January 2009. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2011 at US$1.00: RMB6.2939, which was the noon buying rate in effect as of December 30, 2011. The prevailing rate on March 16, 2012 was US$1.00: RMB6.3222. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March (through March 16, 2012)	6.3222	6.3153	6.3315	6.2982

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We have incurred losses starting from the expiration of the license of World of Warcraft, or WoW. We may continue to incur losses in the future and may not maintain profitability.

We incurred a net loss of RMB409.9 million in the year ended December 31, 2009 due to the non-renewal of the WoW license agreement. We incurred a net loss of RMB518.7 million in the year ended December 31, 2010 and a net loss of RMB313.2 million (US$49.8 million) in the year ended December 31, 2011, because we have not identified a product to replace the WoW game and we continue to incur product development expenses for our new products. We may continue to incur losses and may not be able to achieve profitability.

We expect our operating expenses to increase as we expand our operations. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the demands of our customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve short-term or long-term profitability or at all. If we continue to incur losses and fail to achieve profitability in the future, the market price of our ADSs could decline.

If we are unable to successfully establish new relationships with online game developers and maintain a satisfactory relationship with the online game developers that have licensed games to us, our future results of operations and profitability will be materially impacted.

We rely heavily on our relationships with online game developers that have licensed games to us. Despite our effort to expand our capacity to develop our own proprietary games, we significantly rely and will continue to significantly rely on our relationships with, among others, game licensors such as Webzen, Inc., or Webzen, Ndoors Corporation, or Ndoors, and USERJOY Technology Co., Ltd., or USERJOY.

The licenses of the games we now operate generally have terms ranging from three to four years, and may or may not be renewed upon expiration. As an illustration, until June 2009, we had relied heavily on our relationship with Blizzard Entertainment, Inc. which permitted our subsidiary, China The9 Interactive Limited, or C9I, to operate WoW, in China through cooperation with Shanghai IT, our affiliated PRC entity. Our agreement with Blizzard Entertainment, Inc., which expired on June 7, 2009, accounted for approximately 88% of our total revenues in 2009. On November 22, 2010, our license agreement with HanbitSoft Inc., or HanbitSoft, and IMC Games Co., Ltd. to operate Granado Espada, or GE, expired and was not renewed. Our game licenses may also be terminated before expiration. For example, on December 2, 2010, we entered into an agreement with EA Swiss Sàrl to prematurely terminate the EA Sports™ FIFA Online 2 license, which would otherwise have expired in May 2012, and to cease commercial operation of the game in China. We ceased to operate the game in China in October 2011.

In order for our business strategy to be successful in the near term, we will need to obtain new online game licenses and renew existing licenses, in addition to developing proprietary games that are attractive to users. Our business depends significantly upon our licenses to operate online games in China. Therefore, our business, financial condition and results of operations will be materially impacted if we are unable to obtain new online game licenses in the future. In addition, if we are unable to maintain a satisfactory relationship with the online game developers resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game licensors either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us, or otherwise, our operating results and our business would be harmed. We cannot assure you that any of our online game licensors will renew their license agreements with us, or grant us a license for any new online games that they will develop or make available to us expansion packs for existing games. Any deterioration in our relationships with our online game licensors could harm our future results of operations or the growth of our business.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record of developing proprietary massively multiplayer online role playing games, or MMORPGs, massively multiplayer online first-person shooter game, or MMOFPSs, web games, social games or mobile games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. “Hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. If our competitors develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do, our business, financial condition and results of operations may be materially and adversely affected.

Also, in order to maintain the life span of our new online games, which we believe is typically four to five years for successful online games or two to three years for most other online games, we need to continue to develop and release upgrades to our new online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games in China on terms acceptable to us or at all, or that we can maintain the expected life span of our new online games. If we are not able to license, develop or acquire additional attractive online games with lasting appeal to users, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.

There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Inc., Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Changyou.com Limited and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors do. Our competitors may introduce new business methods from time to time. If these new business methods turn to be more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increasing competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premium. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

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

From time to time, we have detected a number of players who have gained an unfair advantage by installing tools that fraudulently facilitate character progression. We have installed software patches designed to prevent unauthorized modifications to our execution files. However, we cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. The deletion of unauthorized character enhancements requires the affected players to restart with a new character from the starting level, and this may cause some of these players to cease playing the game altogether. If we are unable to eliminate illegal servers, unauthorized character enhancements or suffer other infringement of our intellectual property rights, our players’ perception of the reliability of our games may be negatively impacted, which may reduce the number of players using our games, shorten the lifespan of our games and adversely affect our results of operations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the effect of the crisis still persists. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we currently derive substantially all of our revenues from China, our business and prospects may be affected by economic conditions in China. Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction, such as European Union, may have a material and adverse impact on available financing. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.

The online game industry is relatively new and constantly evolving in China. Customer demand for and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the popularity of new online games that we operate;

•	the introduction of new online games competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment;

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted; and

•	customer demand for our in-game items.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, one of the most popular types of online games in China are MMORPGs. However, there is no assurance that MMORPGs will continue to be popular in China or that their popularity will not be surpassed by new and different types of online or other games in the future. For example, other types of online games, such as MMOFPS, web games, social games and mobile games have been gradually gaining popularity among game players since 2009. A decline in the popularity of online and mobile games in general or the MMORPGs that we operate will likely adversely affect our business and prospects.

In addition, we expect that as we introduce new MMORPGs, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our business, financial condition and results of operations could be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.

Selective acquisitions form a part of our strategy to further expand our business. For example, we acquired the majority interest in Red 5 Studios, Inc., or Red 5, to further strengthen our online game development capabilities. We believe that integration of a new company’s operations and personnel into ours will require the significant attention of our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have increasingly relied on our acquired subsidiaries to develop our own proprietary games. For example, Red 5 is developing Firefall, a MMOFPS game, which we expect to launch in 2012. If our acquired subsidiaries are unable to develop, launch and operate games that are commercially successful and appeal to game players, our business, financial condition and results of operations may be materially and adversely affected.

We intend to selectively acquire companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisitions and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete large acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Future equity investments may have an adverse effect on our ability to manage our business.

We expand our business in part through selective equity investments. To date, we have acquired equity interests in various online game developers, operators, and mobile game or application platforms. Equity investments create a unique problem in that we are often limited in our ability to manage the products and strategies of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees could have an adverse effect on our ability to manage our business. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

Our games may contain errors or flaws, which may only be discovered after their release, particularly as we launch new games or introduce new features to existing games under tight time constraints. If our games contain programming errors or other flaws, our customers may be less inclined to continue playing our games or to recommend our games to other potential customers, and may switch to our competitors’ games. Undetected programming errors and game defects can disrupt our operations, adversely affect the gaming experience of our users, harm our reputation, cause our customers to stop playing our games, divert our resources and delay market acceptance of our games, any of which could materially and adversely affect our results of operations.

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

We may not be able to obtain additional financing to support our business and operation, and our equity or debt financings may have an adverse effect on our business operation and share price.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We expect to incur more product development costs to develop our proprietary online games. With mobile social gaming platform being one of our new business directions, we expect to make significant investment to grow this business and expand our research and development team. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing. Such financing may result in dilution to our existing shareholders’ interest or increase in our debt service obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.

Any failure to maintain a stable and effective online payment system could adversely affect our business and results of operations.

Online payment systems in China are developing fast and gaining more acceptance to consumers in China in recent years than before. We rely on our internally-developed online payment systems, Pass9 system, for sales of our online game services to consumers. Although our online payment systems are designed to support various third-party Internet payment channels in China, our online payment systems may be disrupted by system failure, programming errors, computer hackers or any failure or disruption from the Internet payment channels. See “— Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.” In addition, we cannot assure you that we will continue to maintain favorable relationships with the third-party Internet payment channels. If we fail to maintain a stable and favorable relationship with these channels, or otherwise fail to effectively maintain our online payment systems, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to maintain a stable and efficient distribution network could adversely affect our business and results of operations.

We rely on a network of distributors throughout China for sales of our online game services, including our online game points, to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. Our national distributor sells its prepaid cards to over 20,000 local distributors and Internet cafés throughout China, which in turn sell the cards to end users. End users can purchase our online game points with the prepaid cards. Currently, Beijing HuiyuanNet Technology Co., Ltd. is our sole national distributor. We do not have long-term agreements with our distributor. A delay or failure by our distributor to successfully market these products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with our distributor. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

We rely on services and licenses from third parties to carry out our businesses, and if there is any negative development in these services or licenses, our end users may cease to use our products and services.

In addition to our online payment systems and distribution systems for which we significantly rely on third party services, we also rely on third-party services and licenses for our operations. For example, we rely on third party licenses for some of the software underlying our technology platform, and we rely on China Telecom’s Internet data centers to host our servers. See “Item 4. Information on the Company — B. Business Overview — Pricing, Distribution and Marketing.” In addition, we expect to continue to derive a considerable amount of our revenues from our licensed online games in the near term.

Any interruption or any other negative development in our ability to rely on these services and licenses, such as material deterioration of quality of the third party services or the loss of intellectual property relating to the license held by our licensors, could have a material and adverse impact on our business operations. In particular, our game licensors may be subject to intellectual property rights claims with respect to the games or software licensed to us. If such licensors cannot prevail on the legal proceedings brought against them, we could lose the right to use the licensed games or software. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions on a timely basis or on terms favorable to us. If any of these events occur, our end users may cease using our products and services, and our business, financial condition and results of operations may be materially and adversely affected.

Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai, Beijing, Shenzhen, Chengdu, Nanjing, Qingdao, Zhengzhou, Nantong and Hong Kong. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

There is no assurance that our online games or other content posted on our websites or our mobile games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they have been involved at their former employers, we may become subject to claims that such employees have used or disclosed trade secrets or other proprietary information of their former employers.

In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us. In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1,570,000 (US$249,500). We have appealed the judgment and the case is pending as the date of this annual report.

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

Our quarterly operating results have fluctuated in the past and will continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches and the expiration of existing game licenses. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market and development and promotional expenses related to the introduction of new products. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.

To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage. Failure to meet our expectations could disproportionately and adversely affect our operating results in any given quarter. As a result, we believe that our historical operating results may not necessarily be indicative of our future results.

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

As our business expands, we need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives.

PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online game operation services over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we rely on Shanghai IT, our affiliated PRC entity, to hold and maintain the licenses necessary for the operation of our online games in China.

In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology), or MIIT, issued a notice, or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the New MII Notice. All relevant transfers have been completed and relevant approvals have been obtained.

In September 2009, the General Administration of Press and Publication, or GAPP, promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the MOC and MIIT, did not join GAPP in issuing the GAPP Circular. To date, the GAPP has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented.

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

Subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of our PRC subsidiaries and affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we are advised by our PRC legal counsel that, as these circulars and rules are relatively new and as there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

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

Our business depends heavily on licensing and operating foreign games and will continue to do so in the near future. In the past, such foreign games mainly included MMORPGs or casual games. With mobile social gaming being one of our new businesses, our business will also depend on licensing foreign mobile games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games, including mobile games, will be strategically supported by the PRC government. For example, in July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, network service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and self-owned online games so that such games can take up a leading position in the domestic market and expand into the international market.

The government will also encourage the development of derivative products to domestic online games. In support of this policy, GAPP may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPP implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our business, financial condition and results of operations may be materially and adversely affected.

Failure to obtain or renew approvals or filings for online games and mobile games we operate may adversely affect our operations or subject us to penalties.

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPP prior to the commencement of games operations in China. Failure to obtain or renew approvals or complete filings for online games or mobile games may materially delay or otherwise affect a game operator’s plan to launch new games, and the operator may be subject to fines, the restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe.

We obtained the necessary approvals from, and completed the necessary filings with, the Ministry of Culture and GAPP for operations of Soul of The Ultimate Nation, or SUN, Atlantica, World of Fighter, Kingdom Heroes 2 Online, Seoyugi, Q Jiang San Guo and Winning Goal in China. We also obtained the necessary approvals from GAPP for operating ShenXianZhuan and Era Zero. Consistent with the general practice of the mobile game industry in China, we have not yet completed filings with the Ministry of Culture and GAPP for our mobile games before we commenced our mobile game operations. From time to time, we also rely on certain third party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If such third party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

We depend on Shanghai IT to hold certain operating licenses. If Shanghai IT or its shareholders violate our contractual arrangements, our business could be disrupted and our reputation may be harmed.

Because the PRC government restricts our ownership of ICP, Internet culture operation and Internet publishing businesses in China, we depend on Shanghai IT, our affiliated PRC entity in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, Shanghai IT or its shareholders could violate their contractual arrangement with us, or otherwise become unable to perform its contracts with us. As a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.

The principal shareholders of our affiliated PRC entities have potential conflicts of interest with us, which may adversely affect our business.

We have two affiliated PRC entities, namely Shanghai IT and Huopu Cloud. Yong Wang, our vice president, and Wei Ji, one of our employees, are the principal shareholders of Shanghai IT. Our senior legal director, Junping Han, and finance director, Wei Xiong, are the principal shareholders of Huopu Cloud. Thus, there may be conflicts of interest between their respective duties to our company as management and employees and their respective shareholder interests in these affiliated PRC entities. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our subsidiaries in China are subject to restrictions on paying dividends or making other payments.

From time to time, we may rely on dividends paid by our subsidiaries in China to fund our operations, such as paying dividends to our shareholders or meeting obligations under any indebtedness incurred by us or our overseas subsidiaries. Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company — B. Business Overview — Government Regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our PRC subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “— Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

We may not be able to successfully implement our growth strategies.

Our objective is to become a leading developer and operator of multi-platform games in China. In order to achieve this objective, we are primarily focusing on developing proprietary games and obtaining licenses to games. We plan to further enhance our game development capability and the diversity of our game portfolio and pipeline through selective game studio acquisitions primarily in the U.S. and in China. We also plan to operate our proprietary games in selected overseas market. Since 2010, we have invested in developing our mobile game business. We plan to primarily use licensed mobile social gaming platform software and licensed mobile games from other developers in the near future. We expect to rely on OpenFeint Inc., or OpenFeint, for the license of our mobile social gaming platform software, and our business partners include mobile game developers, telecom carriers and cell phone manufacturers. Our business strategies may involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to successfully implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Corporate Income Tax Law of the People’s Republic of China, or CIT Law, which was approved by the National People’s Congress on March 16, 2007. The CIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai and were established before March 2007 currently enjoy five-year transitional EIT rates, which equate to phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries and affiliated entities that hold a High and New Technology Enterprise, or HNTE, qualification are entitled to enjoy a 15% preferential EIT rate.

In April 2007, China The9 Interactive (Beijing) Limited, or C9I Beijing, received approval from governmental authorities to be classified as a HNTE. This classification allowed C9I Beijing to enjoy an EIT exemption for 2007-2009, and a 50% reduction of the statutory rate in 2010-2012. In addition, Shanghai IT also applied and received approval from government authorities to be classified as a HNTE. This approval allowed Shanghai IT to enjoy a 15% preferential EIT rate for 2008—2010. However, in April 2008, government authorities announced the new implementation rules for application and assessment of HNTEs. Each qualified HNTE needs to re-apply for this qualification according to the new implementation rules. In particular, the HNTE qualification is generally valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. As a result, C9I Beijing reapplied and received approvals for the HNTE qualification and related preferential tax rates during the period of 2008-2010 from the government authorities. In addition, in October 2011, Shanghai IT reapplied for the HNTE qualification and received approval from the governmental authorities. It has applied with the local tax authorities for the approval of the 15% preferential EIT rate for 2011-2013 and we expect to obtain such approval in 2012. However, we cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs by the tax authorities in the future.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the CIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.

Furthermore, the State Administration of Taxation, or SAT, promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not be qualified for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

In addition, the CIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC EIT on our global income.

According to the CIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within the PRC.” The CIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the CIT Law applicable to our PRC subsidiaries and affiliated entities, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of recent tax reform in Shanghai, and we may be subject to similar tax treatments elsewhere in China.

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. As a result of the pilot program, some of our services provided by Shanghai IT are subject to VAT at the rate of 6%. Shanghai IT, as a General VAT Payer under the applicable tax regulations, may reduce its VAT payable amount by the VAT which it has paid in connection with its purchasing activities, or its Input VAT. All services provided by Shanghai Jiucheng Advertisement, Jiutuo (Shanghai) Information Technology Co., Ltd. and Huopu Cloud shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. Circular 110 and Circular 111 are newly introduced and there is significant uncertainty relating to the interpretation and enforcement of such circulars by national and Shanghai local tax authorities and other relevant authorities. In addition, such tax reform, in the form of pilot programs or otherwise, may be extended to other regions in which we operate. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the CIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

On January 8, 2009, our board of directors adopted a shareholder rights plan. Under the rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event that, subject to limited exceptions, a person or group obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, such person or group will become the acquiring person under the plan. As a result, these rights will entitle the holders, other than the acquiring person, to purchase upon the exercise of such right the number of our ordinary shares having a market value of two times the then current purchase price associated with the right. For example, at a purchase price of $14.50 per right, each right not owned by an acquiring person would entitle its holder to purchase $29.00 worth of our ordinary shares for $14.50.

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

Some of our subsidiaries and affiliated entities in China engaged in business activities that were not within the authorized scope of their respective licenses. Shanghai IT’s current ICP license, which is requisite for its online gaming business, was issued on May 4, 2010, and is effective until May 4, 2015. Although Shanghai IT’s current main business is online games, it provides an ancillary bulletin board service which is mainly used for communications among online game players and does not affect the operations of Shanghai IT. Shanghai IT has not obtained approval for the license for bulletin board services. The relevant PRC authorities have the authority to impose administrative fines or other penalties for violations, which may in turn adversely affect our operating results.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains management’s assessment of the effectiveness of such company’s internal controls over financial reporting. In addition, beginning with the year ended December 31, 2007, we have been required to receive an independent registered public accounting firm’s report on the effectiveness of our company’s internal controls over financial reporting.

Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2011. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by H1N1, or swine influenza, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. An outbreak of swine influenza in Mexico in the summer of 2009 spread to China and there have been confirmed cases of swine influenza in China. Any prolonged recurrence of swine influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees and closure of Internet cafés and other public areas where people access the Internet. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of new operating licenses issued and further reducing the hours during which Internet cafés are permitted to be open for business.

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

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the gaming industry is highly sensitive to business and personal discretionary spending, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing down unlicensed Internet cafés, and required those remaining open to install software to prevent access to sites deemed subversive and required web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the overall growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local governments in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. We have not been expressly notified of any suspensions in 2011, but the PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of, Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

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

The Ministry of Culture has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas.

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of (i) all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPP prior to the commencement of games operations in China. Failure to obtain or renew approvals or to complete filings for online games or mobile games may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of SUN, Atlantica, World of Fighter, Kingdom Heroes 2 Online, Seoyugi, Q Jiang San Guo and Winning Goal in China. We also obtained the necessary approvals from GAPP for operating ShenXianZhuan and Era Zero. Consistent with the general practice of the mobile game industry in China, we have not yet completed filings with the Ministry of Culture and GAPP for our mobile games before we commenced our mobile game operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas game developers and a portion of our financial assets are denominated in U.S. dollars while currently almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 30% appreciation of the RMB against the U.S. dollar since the introduction of new policy.

Our revenues and costs are mostly denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Because substantially all of our revenues are in RMB, restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

Since May 2007, SAFE has further issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision of the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process and to disclose or make reports to SAFE for such shareholdings of PRC residents in certain circumstances.

We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. We cannot assure you that the PRC beneficial owners of our company and our subsidiaries have completed the required SAFE registrations or complied with other related requirements. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the PRC beneficial owners of our company and our subsidiaries may subject us or such PRC resident shareholders to fines and other penalties. It may also limit our ability to contribute additional capital to our PRC subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

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

We may note be able to pursue growth through strategic acquisitions in China due to complicated procedures under PRC laws and regulations for foreign investors to acquire PRC companies.

In recent years, certain PRC laws and regulations have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These laws and regulations include, without limitation, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Anti-Monopoly Law and the MOFCOM Security Review Rules. For some instances, MOFCOM needs to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. The approval by MOFCOM may also need to be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors shall be subject to the security review by MOFCOM, the principle of substance over form shall be applied. In particular, foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the PRC laws and regulations to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share.

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

Risks Related to Our Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2011, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2011, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to request your instruction. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about a shareholders’ meeting enough in advance to withdraw the shares. Pursuant to our amended and restated memorandum and articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Pursuant to the amended and revised Deposit Agreement dated November 2010 that we entered into with our depositary, if after complying with the procedures set forth in the agreement, the depositary does not receive instructions from the owner of a receipt on or before the instruction date, the depositary shall vote such deposited securities in accordance with the recommendations of our board of directors as advised by our company in writing. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you request.

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

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, a direct wholly-owned subsidiary of GameNow in China.

Due to the current restrictions on foreign ownership of ICP, Internet culture operation and advertising businesses in China, we rely on the following two affiliated PRC entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:

•	Shanghai IT, which holds ICP, Internet culture operation and Internet publishing licenses;

•	Shanghai Jiucheng Advertisement (a wholly owned subsidiary of Shanghai IT), whose business license permits it to conduct advertisement operations.

Shanghai IT is owned by Yong Wang, our vice president, and Wei Ji, one of our employees. Shanghai Jiucheng Advertisement is a subsidiary of Shanghai IT, and was incorporated in April 2007. In December 2010, Huopu Cloud was incorporated to provide services for our online game operations and to provide website solutions. Huopu Cloud is owned by Junping Han, our senior legal director, and Wei Xiong, our finance director. We do not have any ownership interest in Shanghai IT, Shanghai Jiucheng Advertisement or Huopu Cloud. However, each of the individual shareholders of Shanghai IT and Huopu Cloud has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted us the power to exercise voting rights on all matters to which he or she is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and/or any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT and Huopu Cloud to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From 2001 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to Jun Zhu, the former shareholders of Shanghai IT, and Yong Wang, in connection with capitalizing and increasing the registered capital of Shanghai IT. Under an agreement entered into between Jun Zhu, Wei Ji and other parties thereto in November 2011, Jun Zhu assigned all his respective rights and obligations with respect to the loans to Wei Ji. In December 2010, we extended interest-free loans in an aggregate amount of RMB50.0 million to the shareholders of Huopu Cloud, in connection with capitalizing the registered capital of Huopu Cloud. These loans are repayable upon demand. The existing shareholders of Shanghai IT and Huopu Cloud, Yong Wang and Wei Ji, Junping Han and Wei Xiong, have pledged all of their equity interests in Shanghai IT and Huopu Cloud in favor of us under an equity pledge agreement, respectively. Each of the shareholders of Shanghai IT and Huopu Cloud has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or Huopu Cloud or their shareholders, we will be entitled to enforce our rights as a pledgee under the equity pledge agreement.

In April 2010, we acquired a controlling interest in Red 5, an online game developer based in the United States, through the investment in its preferred shares. We then continued to acquire additional equity interest of Red 5 from its existing shareholders. As a result of these transactions, we own approximately 88% of the equity interest in Red 5 on an as-converted basis. Red 5 is currently developing Firefall, a MMOFPS game, which is expected to be launched in 2012.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, Zephyr House, Mary Street, PO Box 709 George Town, Grand Cayman. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. In addition to our operational headquarters in Shanghai, we currently have operational subsidiaries located in the U.S., Singapore and South Korea. We also have small branch offices in China including Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an. For the list of licensed and proprietary games of our company as of the date of this annual report, see “—B. Business Overview — Products and Services.”

B.	Business Overview

We primarily operate MMORPGs and other games that we own or license in China. Since February 2005, we have launched, among others, eight MMORPGs and other games including web games, social games and mobile games. We commercially launched WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China in June 2005 through China The9 Interactive (Shanghai) Limited, or C9I Shanghai, and Shanghai IT. Since WoW’s commercial launch, we had relied on the game as a major source of revenue. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games, such as SUN, Atlantica, Kingdom Heroes 2 Online, World of Fighter, ShenXianZhuan. Q Jiang San Guo and Winning Goal. In particular, we focus on and devote substantial resources to our research and development efforts to develop our proprietary games with our subsidiaries. For example, our consolidated subsidiary Fire Rain has developed ShenXianZhuan, a MMORPG, launched in August 2011. Our acquired subsidiary Red 5 is currently developing Firefall, a team-based shooter game. Our consolidated subsidiary Wanyouyl is developing Era Zero, a MMORPG. In addition, we also obtained exclusive licenses to operate other games in mainland China, including Seoyugi, Rosh, Free Realms and Planetside 2. We are now preparing the launch of Seoyugi, Rosh, Era Zero, FreeRealms and Planetside 2 in 2012. For a description of the games we own or hold license to operate, see “—B. Business Overview — Products and Services.”

As mobile games have become increasingly popular in China, we are also developing our mobile social gaming platform business. We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In December 2010, we also entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a term of five years. In April 2011, we launched The9 Game Zone, a mobile social gaming platform in China powered by OpenFeint.

We generated our online game service revenues primarily through an item-based revenue model, under which players can play the games for free, but they are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through PCs at home or in Internet cafés, or in the case of mobile phones, through cell phones. They obtain in-game items primarily through our online payment systems or by purchasing our prepaid cards at various retail outlets or purchasing online points at one of the more than 100,000 Internet cafés throughout China, which have subscribed to our internally developed Pass9 system. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés. To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in eleven Internet data centers throughout China.

We plan to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphic artists. We also plan to introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations. In addition, as part of our business strategies, we will continue to explore opportunities to acquire online game studios that have strong game development capabilities.

Products and Services

Online Games

We offer online games including MMORPGs, web games, social games, mobile games and Internet Protocol TV games, or TV games, that we have licensed or developed. Our other products and services include game operating support, website solutions and advertisement and short message services.

In a typical MMORPG, thousands of players play in the same game world at the same time. MMORPG players can select a specific character to compete with in the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs incorporate many cutting-edge technology features, including:

•	sophisticated 2D, 2.5D or 3D graphics which create captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•

instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

As of December 31, 2011, we owned or had exclusive licenses to operate the following major MMORPGs, web games and social games and other games in China and other countries:

Game	Developer/ Licensor	Description	Status
SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

Atlantica	Ndoors Corporation	3D MMORPG	Commercially launched in China in June 2009

World of Fighter	The9	2D MMORPG	Commercially launched in China in January 2010

Kingdom Heroes 2 Online	USERJOY Technology Co., Ltd.	3D MMORPG	Commercially launched in China in May 2010

Winning Goal	The9	Web and social game	Commercially launched in China in July 2010

Q Jiang San Guo	The9	Social game	Commercially launched in China in October 2010

ShenXianZhuan	The9	2.5D MMORPG	Commercially launched in China in August 2011

Firefall	The9	3D MMOFPS	In beta testing

Era Zero	The9	3D MMOFPS	In beta testing

Planetside 2	Sony Online Entertainment LLC	3D MMORPG	In localization process

Free Realms	Sony Online Entertainment LLC	3D cartoon fairy online game	In beta testing

Seoyugi	NNG Lab/ CJ Internet Corporation	2D MMORPG	In beta testing

Rosh	GalaxyGate	3D MMORPG	In beta testing

Our license agreement with EA Swiss Sàrl to operate EA Sports™ FIFA Online 2 was terminated and we ceased operating this game in October 2011.

•

License of SUN from Webzen. In December 2005, we entered into an agreement with Webzen, a video game developer in South Korea, pursuant to which we obtained an exclusive license from Webzen to operate SUN, a 3D MMORPG, in mainland China. SUN was commercially launched in May 2007. Our license to operate SUN was renewed on May 24, 2010 for another two-year term.

•

License of Atlantica from Ndoors. In April 2008, we entered into an agreement with Ndoors pursuant to which we obtained an exclusive license from Ndoors to operate the Atlantica game, a 3D MMORPG, in mainland China. The game was commercially launched in mainland China in June 2009.

•

Licensing to Third-Parties of World of Fighter. We licensed World of Fighter to game operators in South Korea in December 2009, in Vietnam in March 2010 and in Thailand in June 2010. The game was commercially launched in mainland China in January 2010, in Vietnam in September 2010 and in Thailand in March 2011. The South Korean operator is preparing for the launch in South Korea in 2012.

•

License of Kingdom Heroes 2 Online from USERJOY. In July 2009, we entered into an agreement with USERJOY an online game developer in Taiwan, pursuant to which we obtained an exclusive license from USERJOY to operate Kingdom Heroes 2 Online in mainland China. The game was commercially launched in China in May 2010.

•

Development of Winning Goal. We commercially launched our proprietary game Winning Goal in July 2010 in mainland China for both the social and web versions. We licensed a web version of Winning Goal to game operators in Southeast Asia, North America, and other countries. We also launched a social version of Winning Goal on different social websites in China and other countries, including the major SNS platforms such as Sina Weibo, Tencent and Facebook.

•	Development of Q Jiang San Guo. We commercially launched our proprietary social game Q Jiang San Guo in October 2010 in different social websites in China and other countries.

•

License of ShenXianZhuan from Fire Rain and Investment in Fire Rain. In February 2009, we invested in Fire Rain and obtained a 20% equity interest. We have a call option to acquire part or all of the other 80% equity interest at a pre-determined price within 24 months from the commercial launch of the games developed by Fire Rain. Pursuant to our agreement with Fire Rain, we obtained an exclusive license from Fire Rain to operate ShenXianZhuan, a 2.5D MMORPG, in mainland China. In January 2010, we entered into an agreement with the founders of Fire Rain to acquire an additional 5% equity interest to increase our shareholding in Fire Rain to 25%. ShenXianZhuan was commercially launched in China in August 2011.

•

Development of Firefall. Since our acquisition of Red 5 in April 2010, Red 5 devoted substantially all of its operating activities to the development of Firefall, a team-based shooter game. Red 5 had previously entered into a game development and licensing agreement with Webzen, a third-party operator, in February 2006.

In September 2011, pursuant to a series of assignment arrangements, Webzen assigned the license of Firefall to Red 5 Singapore Pte. Ltd., or Red 5 Singapore, one of our wholly-owned subsidiaries. Upon the assignment, Red 5 Singapore will replace Webzen and become a party under the game development and licensing agreement between Red 5 and Webzen, including the publishing rights in all of the countries worldwide other than the United States, Canada and European countries, as well as all the intellectual properties related to Firefall. Red 5 will continue to have the publishing right of Firefall in the United States, Canada and European countries. Webzen will no longer be involved in marketing and publishing Firefall in any geographic region.

As part of the assignment arrangement, we paid US$10.0 million (RMB 62.9 million) and guaranteed to pay US$12.7 million (RMB 79.9 million) to Webzen. We also pledged certain intellectual property in relation to the game to secure the guaranteed amount. As of December 31, 2011, the amount payable for 2012 was estimated to be US$ 3.2 million (RMB 20.0 million). In addition, Webzen will also share future revenues generated from the licensing and royalties of Firefall for a certain period of time.

In November 2011, Red 5 Singapore granted a six-year license of Firefall to Garena Online Private Limited for exclusive distribution rights in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, for US$23 million plus any royalties payable. This represents an important step in the global rollout of Firefall.

•

License of Era Zero from Wanyouyl and Investment in Wanyouyl. From July 2009 to June 2010, we invested in Wanyouyl and obtained a 20% equity interest and an exclusive global license to operate Era Zero, a 3D MMORPG. Pursuant to the investment agreement, our equity interest in Wanyouyl can be increased to 40% depending on the performance of Era Zero after its commercial launch.

•

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

•

License of Seoyugi from CJ Internet Corporation and NNG Lab. In November 2010, we entered into a license agreement with CJ Internet Corporation as licensor and NNG Lab as developer, pursuant to which we obtained an exclusive license to operate Seoyugi in mainland China.

•	License of Rosh from GalaxyGate. In September 2011, we entered into a license agreement with GalaxyGate, pursuant to which we obtained an exclusive license to operate Rosh in mainland China.

Web Game Platform and Social Games. We set up a web game platform www.9c.com, which enables our customers to access a wide range of web games including Winning Goal, Shen Xian Dao and other web games we jointly operate with other game companies. We also launched social games including Q Jiang San Guo and Winning Goal on different social websites in both China and other countries to provide social games to our customers.

In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational issues, which is followed by “open beta testing” in which we allow our registered users to play without removing their in-game data to ensure the performance consistency and stability of our operating systems. We can choose to start charging users at the close of beta testing or at a later stage at our discretion.

Our online games offer ongoing play experience which allows our users to play the game online 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet cafés equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced a prepaid game playing time purchase and management system, Pass9. See “— B. Business Overview — Membership Management and Payment System.”

Mobile Game Platform. We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In July 2010, we made a strategic minority equity investment in OpenFeint, the developer and operator of a leading mobile social gaming network. In December 2010, we also entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a term of five years. In April 2011, together with all the then existing shareholders of OpenFeint, we sold all of our investments in OpenFeint to a third party and recognized a gain on the investment disposal. The five-year software license in China is not affected by this sale. In April 2011, we launched The9 Game Zone, a mobile social gaming platform in China powered by OpenFeint.

TV Game Platform. We have contracts with several Chinese telecom carriers and radio, film and television operators for the development and maintenance of TV game platforms operated on Internet protocol television and digital television.

Other Products and Services.

Our other products and services mainly consist of game operating support, website solutions and advertisement and short message services.

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

Membership Management and Payment System

We established Pass9 in China, a pioneering integrated membership management and payment system in early 2001, which allows us to maintain a single customer database that contains each customer’s profile and payment history. Pass9 provides one-stop service to our customers, distributors and developers. Pass9 provides our customers with an integrated platform to log in, pay and use any of the fee-based products and services we offer. It also allows our distributors to sell our online points to Internet cafés, and enables Internet cafés to check the balance of their points and pay us on their customers’ behalf. In addition, Pass9 provides our game development partners with a simple interface with which to integrate their games into our system.

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

Customer Service

Since our inception, we have continuously focused on providing excellent customer service in order to retain our existing customers and to attract new customers. In November 2003, we received a 9001 service quality authentication certificate from the International Organization for Standardization. We believe that we were the first online game operator in China to receive this certification. Our online games customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during regular business hours.

We have in-game game masters dedicated to each of the online games that we operate. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are available to respond to players’ inquiries, to initiate the bug reporting and removal processes, as well as to identify, record and deal with players’ inappropriate behavior such as dishonesty, fraud or other conducts in violation of our rules and policies. We believe that positioning game masters to monitor the gaming environment is important to us to maintain customer loyalty and to efficiently address any technical problems that may arise.

Purchase of In-game Items

A customer can purchase in-game items through any of the following methods:

Prepaid Cards. A customer can purchase prepaid cards at retail outlets including convenience stores, supermarkets and bookstores across China.

Prepaid Online Points. Over 100,000 Internet cafés across China have subscribed to our self-developed eSales System, which is part of our Pass9 system and enables an Internet café to buy prepaid online points from our distributors and in turn sell these same points to their customers.

Online Payment. A customer can access online games free of charge and buy in-game items online by charging a payment directly to a credit or debit card.

Pricing, Distribution and Marketing

Pricing. We price a game near the end of the free testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Our prepaid game cards are offered in a variety of denominations to provide users with maximum flexibility.

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

Game Development and Licensing

We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we are focusing on developing new proprietary online games. Our product development team is responsible for game design, technical development and art design. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline through selective acquisitions of game studios primarily in the U.S. and China.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in eleven Internet data centers throughout China as of December 31, 2011;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Inspur, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, HP and Cisco storage systems, and H3C network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operation and to reduce the risks of hacking.

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

As we are in the process of developing our mobile social gaming platform business, we anticipate facing competition in the mobile game industry. For example, mobile service providers, handset companies or other parties may introduce a mobile platform or other business model to compete with us. The competition we face primarily relates to our user-base, relationships with content developers, mobile device manufacturers, mobile service providers, key technologies as well as research and development capabilities.

Our existing and potential competitors may compete with us on marketing activities, quality of online games and sales and distribution networks. Some of our existing and potential competitors have greater financial and marketing resources than us. For a discussion of risks relating to competition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.”

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

Legal Proceedings

See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. As a result, we conduct our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud, our affiliated PRC entities. Shanghai IT is owned by Yong Wang and Wei Ji, both of whom are PRC citizens. Huopu Cloud is owned by Junping Han and Wei Xiong, both of whom are also PRC citizens.

In the opinion of our PRC counsel, Fangda Partners, subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the Ministry of Culture, GAPP and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2009);

•	The Internet Information Services Administrative Measures (2000);

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011;

•	The Notice on Several Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	The Tentative Measures for Administration of Internet Publication (2002);

•	The Tentative Measures for Administration of Online Games (2010); and

•	The Foreign Investment Industrial Guidance Catalogue (2011).

In July 2006, MIIT issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services. ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license for ICP, or ICP License, from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2011), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games and mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPP prior to commencement of operations in China.

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

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Notice of Strengthening the Management of Virtual Currency of Online Games promulgated by the Ministry of Culture and the MOFCOM on June 4, 2009 and the Tentative Measures for Administration of Online Games promulgated by the Ministry of Culture on June 3, 2010 impose more restrictions and requirements on online game operators that issue virtual currencies. According to the above regulations, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the relevant regulations. In addition, under the new rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency. The new rules also require that service agreements entered into between online game operators and end users contain the general terms of a standard online game service agreement issued by the Ministry of Culture.

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the MOC and MIIT, did not join GAPP in issuing the GAPP Circular. To date, GAPP has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

Furthermore, MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture and GAPP. These measures specifically prohibit Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information — D. Risks Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulations on Internet Cafés

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

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with the MOFCOM any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.

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

Pursuant to the Exchange Rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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

On October 21, 2005, SAFE issued the Notice 75 which became effective as of November 1, 2005.

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

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and affiliated entities that operate our major game platforms in China as of the date of this annual report:

D.	Property, Plants and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have subsidiaries located in the U.S., Singapore and South Korea and small branch offices in Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in eleven Internet data centers throughout China.

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

A.	Operating Results

Until approximately mid-2009, we derived substantially all of our revenues through our wholly-owned subsidiary C9I and its operation of WoW in China through cooperation with Shanghai IT. In 2009, approximately 88% of our total revenue was attributable to the operation of WoW in China, including game playing time, merchandise sales and other related revenues. Our license to operate the WoW game in China expired on June 7, 2009. As a result, our revenues decreased by 86.5% from RMB802.6 million in 2009 to RMB108.5 million in 2010.

Since the non-renewal of the WoW license, we have depended more on our relationships with other existing game licensors, such as Webzen, Ndoors and USERJOY. We expect to continue to rely on the relationship with these licensors in the near future. To broaden our product offerings, we have obtained exclusive licenses to operate additional online games in China, including Seoyugi, Rosh, Free Realms and Planetside 2. In addition, we have devoted further resources to developing our proprietary games. We currently rely on our subsidiaries, such as Red 5, Fire Rain and Wanyouyl, to develop our proprietary online games. We also expect to increasingly rely on these proprietary games for our future growth. Currently, Red 5 is developing Firefall and Wanyouyl is developing Era Zero; ShenXianZhuan was launched in August 2011.

We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In July 2010, we made a strategic minority equity investment in OpenFeint, the developer and operator of a leading mobile social gaming network. In December 2010, we entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a term of five years. In April 2011, together with all the then existing shareholders of OpenFeint, we sold all of our investments in OpenFeint to a third party and recognized a gain on the investment disposal. The five-year software license in China is not affected by this sale. In April 2011, we launched The9 Game Zone, which is a mobile social gaming platform in China powered by OpenFeint.

Even though we have not identified a product to replace the WoW game, our revenues slightly increased to RMB112.5 million (US$17.9 million) in 2011 from RMB108.5 million in 2010.

The major factors affecting our results of operations and financial conditions include:

•	our revenues’ composition and sources of revenues;

•	our cost of services; and

•	our operating expenses.

Revenue Composition and Sources of Revenue. In 2009, 2010 and 2011, we generated substantially all of our revenues from online game services, and a minor portion of our revenues from other services. The following table sets forth the revenues generated from our online game services in China and other services, both as absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Online game services	795,969	99.2	106,472	98.1	109,047	17,326	97.0
Other revenues	6,660	0.8	2,042	1.9	3,419	543	3.0

Total revenues	802,629	100.0	108,514	100.0	112,466	17,869	100.0

Online Game Services. In 2009, 2010 and 2011, revenues from our online game services amounted to RMB796.0 million, RMB106.5 million and RMB109.0 million (US$17.3 million), respectively. The significant decrease in revenue from 2009 to 2010 was mainly due to the non-renewal of the WoW license agreement in June 2009.

We primarily generate our online game service revenues through item-based revenue models, although we previously relied on a time-based revenue model for WoW prior to June 2009. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees from prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

In the time-based model we adopted for WoW prior to June 2009, we generated online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sold them to end users. Both prepaid cards and prepaid online points provided customers with a pre-specified length of game playing time. All prepaid fees received from distributors were initially recognized as advances from customers. Prepaid fees were recognized as deferred revenue upon the customers’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by end customers or when the likelihood that we would provide further online game service to those customers was remote.

Prior to 2011, we reported revenues from our Internet Protocol TV game, or TV game, services and overseas licensing revenue under other revenues item. Such revenues amounted to RMB0.5 million and RMB4.7 million for the years ended December 31, 2009 and 2010, respectively. Starting from January 1, 2011, as revenue from such businesses became more significant, we have reclassified such revenue and reported it under online game services item, and our financial information has been retrospectively adjusted to reflect such reclassification.

Other Revenues. Other revenues mainly include game operating support, website solutions and advertisement revenues and short message services revenues. In 2009, 2010 and 2011, our other revenues amounted to RMB6.7 million, RMB2.0 million and RMB3.4 million (US$0.5 million), respectively.

Cost of Services. Our cost of services consists of costs directly attributable to rendering our services, including online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services we provide.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment expenses.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other expenses for the development of online games. Our other product development costs include costs that we have incurred to develop and maintain our websites. Our product development expenses amounted to RMB114.4 million, RMB139.4 million and RMB212.1 million (US$33.7 million) for the year ended December 31, 2009, 2010 and 2011, respectively. We expect that our product development expenses will continue to increase in the near future as we further expand our game development capabilities.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB112.5 million, RMB63.3 million and RMB90.5 million (US$14.4 million) for the year ended December 31, 2009, 2010 and 2011, respectively. Marketing expenses generally increase during the periods when we launch our new games.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB225.1 million, RMB112.7 million and RMB174.7 million (US$27.8 million) for the year ended December 31, 2009, 2010 and 2011, respectively. We expect general and administrative expenses including share-based compensation expenses will increase with the expansion of our business.

Impairment. Impairment charges relate to the impairment of certain equipment, intangible assets and goodwill. Impairment expenses amounted to RMB78.9 million, RMB37.9 million and nil for the year ended December 31, 2009, 2010 and 2011, respectively.

Other operating income. Our other operating income consists of the income generated from the release under applicable laws of our liability relating to the unactivated WoW game point cards in 2011, which amounted to RMB26.0 million (US$4.1 million).

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

•

RMB40.0 million of additional depreciation expenses related to computer equipment to reflect the change to a shorter expected useful life of the underlying assets due to the non-renewal of the WoW license agreement;

•

A RMB30.2 million impairment for goodwill which was deemed recoverable as of December 31, 2008 based on our company’s impairment test that includes the operating cash flow generated from WoW operations during the period from January 1 to June 6, 2009, but was no longer recoverable following the expiration of the WoW license on June 7, 2009; and

•

A RMB22.1 million provision for additional costs of services related to the refund of point cards, that amount of which was the difference between the aggregate face value of the point cards and the net proceeds our company received from the sales of those point cards.

We did not record any impairment related to the non-renewal of the WoW license agreement for the years ended December 31, 2010 and 2011.

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

In order to comply with restrictions imposed by current PRC laws and regulations on foreign ownership of ICP, Internet culture operation, Internet publishing and advertising businesses in China, we operate our PRC online gaming and ICP businesses through contractual arrangements with Shanghai IT, Shanghai Jiucheng Advertisement and Huopu Cloud. Shanghai IT and Shanghai Jiucheng Advertisement are owned by Yong Wang and Wei Ji, both of whom are PRC citizens. Huopu Cloud is owned by Junping Han and Wei Xiong, both of whom are also PRC citizens.

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

Income and Sales Taxes

The National People’s Congress of the PRC adopted and promulgated the CIT Law on March 16, 2007. The CIT Law went into effect as of January 1, 2008, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to CIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai, including The9 Computer and C9I Shanghai, and which were established before March 2007, can enjoy five-year transitional reduced EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries that hold a HNTE qualification are entitled to enjoy a 15% preferential EIT rate.

In April 2007, C9I Beijing received approval from governmental authorities to be classified as a HNTE. This classification allowed C9I Beijing to enjoy an EIT exemption for 2007-2009, and a 50% reduction of the statutory rate in 2010-2012. In addition, Shanghai IT also applied and received approval from government authorities to be classified as a HNTE. This approval allowed Shanghai IT to enjoy a 15% preferential EIT rate for 2008—2010. However, in April 2008, government authorities announced the new implementation rules for application and assessment of HNTEs. Each qualified HNTE needs to re-apply for this qualification according to the new implementation rules. In particular, the HNTE qualification is generally valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. As a result, C9I Beijing reapplied and received approvals for the HNTE qualification and related preferential tax rates during the period of 2008-2010 from the government authorities. In addition, in October 2011, Shanghai IT reapplied for the HNTE qualification and received approval from the governmental authorities. It has applied with the local tax authorities for the approval of the 15% preferential EIT rate for 2011-2013 and we expect to obtain such approval in 2012. However, we cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs by the tax authorities in the future.

In addition, under the CIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the CIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain PRC subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of relevant tax authority.

Furthermore, the SAT promulgated Circular 601 which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an Item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantial business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us or by our subsidiaries to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

The new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% on its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ. According to this notice, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the CIT Law and thus be subject to PRC EIT on our global income.

According to the CIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a PRC resident enterprise on equity interests it directly owns in another PRC resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the PRC.” See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. In October, 2011, China’s Ministry of Finance and the SAT jointly issued the Circular 110 to launch the VAT reform pilot program in Shanghai. Following the Circular 110, the Ministry of Finance and the SAT jointly issued the Circular 111 in November 2011 to provide detailed implementation rules for the program. The two circulars, which would be effective from January 1, 2012, stipulated that certain services, subject to the pilot programs, shall be subject to VAT instead of business tax. As a result of the pilot program, some of our services provided by Shanghai IT are subject to VAT at the rate of 6%. Shanghai IT, as a General VAT Payer under the applicable tax regulations, may reduce its Input VAT. All services provided by Shanghai Jiucheng Advertisement, Jiutuo (Shanghai) Information Technology Co., Ltd. and Huopu Cloud shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 34% and state income tax at a rate of 8.84%, respectively.

Consolidation of Variable Interest Entities, or VIEs.

PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related businesses. We applied our own assumptions, under the advice of our PRC legal counsel, to comply with these foreign ownership restrictions. We operate our business through Shanghai IT and Huopu Cloud and have entered into a series of contractual arrangements with Shanghai IT and Huopu Cloud and their equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions.” As a result of these contractual arrangements, the shareholders of Shanghai IT and Huopu Cloud irrevocably granted us the power to exercise all voting rights to which they are entitled. In addition, we are entitled to receive service fees for services provided to Shanghai IT and Huopu Cloud. Thus, we receive the economic benefits generated by Shanghai IT and Huopu Cloud, have the ability to effectively control Shanghai IT and Huopu Cloud and we are considered the primary beneficiary of Shanghai IT and Huopu Cloud. Accordingly, Shanghai IT and Huopu Cloud are consolidated VIEs of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPP applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT and Huopu Cloud might preclude us from consolidating Shanghai IT and Huopu Cloud in the future.

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

Revenue Recognition

Online game services

We earn revenue from provision of online game operation services on our game servers and third party platform and from games licensing business in overseas market.

Online game operation services on our game servers

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

Virtual item / service consumption model — online game services except WoW services

In the item-based revenue model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may purchase game points to acquire in-game premium features. The distribution of points to players is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which ranges from one to 90 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, we considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual Item / service consumption revenue recognition model is based. We continually monitor the operational statistics and usage patterns.

Time consumption model — WoW services

In the time-based model applicable to WoW, we generated online game service revenues through the sale of playing time, mostly through sales of prepaid cards and prepaid online points to distributors who in turn sold them to players. Both prepaid cards and prepaid online points provided customers with a pre-specified length of game playing time. All prepaid fees received from distributors were initially recognized as advances from customers. Prepaid fees were recognized as deferred revenue upon the players’ online registration and activation of their cards or online points, and then recognized as revenue upon the actual usage of the game playing time by players or when the likelihood that we would provide further online game service to those players was remote.

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

Online game services over third party platform

For social games, TV games and certain web games, while they are also adopting the virtual item / service consumption model, these games are launched on the third party game platforms and mobile carriers. Revenues from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as we do not set the pricing of the in-game currency of the third party game platforms. Revenue from TV games operated through telecom carrier is recognized upon consumption of the in-game premium features with the gross amount received by telecom carrier as we are the primary obligor of the game operation. The remittance to telecom carrier is recognized as costs of services when incurred.

Overseas licensing revenue

We licenses our proprietary online games to operators in overseas markets from which we receive license fees and royalty income in connection with their operation of the games. License fees are recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other revenues

Other revenues include those generated from game operating support, website solutions and advertisement and short message services.

Game operating support, website solutions and advertisement

Game operating support, website solutions and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, staff training, maintenance and website advertisements to other customers. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. As of December 31, 2009, 2010 and 2011, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2009, 2010 and 2011, we did not have any material interest and penalties associated with tax positions.

Property, Equipment and Software. The carrying value of property, equipment and software is impacted by a number of estimates and assumptions, including estimated useful lives, residual values and impairment charges. A review of long-lived assets for impairment is required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flows. In 2009, 2010 and 2011, we recognized impairment provisions on computer equipment of RMB21.2 million, RMB4.9 million and nil, respectively. Recognition of impairment charges requires significant judgment. Any material differences to the estimates that have been used could result in differences in the amount and timing of the impairment charges. Our computers and equipment for our online game services are amortized over an estimated useful life of approximately three to four years.

Intangible assets. Our intangible assets consist primarily of intangible assets from business combinations and acquired game licenses. We recognize intangible assets acquired through business combinations as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment in accordance with relevant accounting guidance. Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets, such as purchased technology, licenses, domain names and non-compete agreements, in-process research and development and backlog, arising from the acquisitions of subsidiaries and VIEs are recognized and measured at fair value upon acquisition. The WoW game-related intangible assets arising from a business combination transaction were amortized over the license term of the WoW game of four years. In-process research and development is indefinite-lived until completion or abandonment of the associated research and development efforts.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of upfront licensing fees commences upon the commercial launch of the related online game.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarters of 2009, we assessed the recoverability of goodwill and recognized full impairment of RMB30.2 million in 2009, as a result of the non-renewal of the WoW license. After completing our annual impairment reviews during the fourth quarter of 2010 and 2011, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin. We concluded that goodwill was not impaired as of December 31, 2010 and 2011.

Share-Based Compensation. Under our Amended 2004 Stock Option Plan, we granted a total of 205,000 options to certain of our employees and directors in 2008 and no new options in 2009. On September 1, 2009, we modified the exercise price of stock options granted to certain senior officers and directors to US$7.36 per share, the market price on the date of modification. We granted a total of 3,887,382 and 92,000 options to our employees and directors in 2010 and 2011, respectively.

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

Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2009, 2010 and 2011. Expected volatilities are based on historical volatilities of our ordinary shares and with consideration of historical volatilities of comparable companies. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.

Other than the options granted under our Amended 2004 Stock Option Plan, in November 2008, as approved by our board of directors, we granted equity warrants to Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, to purchase 552,196 of our ordinary shares, which expired in November 2011. Also, in September 2008, The9 Development Center Limited, or TDC, a wholly-owned subsidiary of our company, approved its 2008 Stock Option Plan. On October 1, 2008, TDC granted options to Jun Zhu and certain employees of TDC to purchase 18,961 ordinary shares of TDC. We recorded share-based compensation for these equity warrants and TDC options in 2008 and 2009. In addition, on December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. We considered the grant of ordinary shares as an incentive to retain Mr. Jun Zhu’s services with our company. The awarded non-vested shares would be valid for five years from December 8, 2010. The fair value of the granted non-vested shares is US$6.48 per share, the market price on the date of grant. We recorded share-based compensation of RMB3.9 million (US$0.6 million) for the year ended December 31, 2010.We record share-based compensation expenses for these performance-based awards based upon our estimate of the probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). We periodically adjust the cumulative share-based compensation recorded when the probable outcome for these performance-based awards is updated based upon changes in actual and forecasted operating results. Our actual performance against the performance targets could differ materially from our estimates. In May 2011, the Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his service as of such date. An aggregate of 40,000 ordinary shares vested in July 2011. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

In February 2006, Red 5 adopted a Stock Incentive Plan, or Red 5 Stock Incentive Plan, under which Red 5 may grant to its employees, director and consultants stock options to purchase common stocks or restricted stocks. We granted options to purchase 18,576,157 shares of common stock under the Red 5 Stock Incentive Plan from April 6, 2010 to December 31, 2011. We measure the share-based compensation based on the fair value of the award as of the grant date. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding the fair value of the common stock, expected term, volatility, risk-free interest rate, and dividend yield.

In July 2011, we granted 20% non-vested equity interest of Jiushi, our newly-established affiliated entity wholly owned by Huopu Cloud, to two of our employees as incentive to retain these two employees’ services with Jiushi for next three years. We measure the share-based compensation based on the fair value of the award as of the grant date. We measure the fair value of the granted equity interest as the proportional amount of the paid in capital of the newly established entity attributable to these two employees.

Share-based compensation expenses of RMB71.2 million, RMB30.2 million and RMB53.3 million (US$8.5 million) were recognized for the years ended December 31, 2009, 2010 and 2011, for options and warrants granted to our company’s employees and directors, including incremental compensation cost of RMB13.4 million (US$2.1 million) in 2009 due to modification of the option exercise price.

Impairment of Equity Investment. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of nil, RMB196.1 million and nil was recognized in 2009, 2010 and 2011, respectively.

Impairment of Long-lived Assets and Intangible Assets. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to long-lived assets amounting to RMB21.1 million, RMB4.9 million and nil were recognized in 2009, 2010 and 2011, respectively. Impairment charges relating to intangible assets amounting to RMB27.5 million, RMB33.0 million and nil were recognized in 2009, 2010 and 2011, respectively.

Refund of WoW game points. As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. If any of our liability to refund such game points is released as matter under the applicable laws, the refund provision relating to such WoW game points will be recorded as other operating income. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 under applicable laws and the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011. The legal liability relating to the activated WoW game points, with the amount of RMB170.0 million (US$27.0 million), remained in existence as of December 31, 2011. Such amount, to the extent not refunded, will be released within 20 years from September 2009 based on legal opinions of our PRC legal counsel.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	%	%	%
Consolidated Statement of Operation Data
Revenues(1):
Online game services	104.6	103.5	102.5
Other revenues	0.9	2.0	3.2
Sales taxes	(5.5)	(5.5)	(5.7)
Net revenues	100.0	100.0	100.0
Cost of services	(93.7)	(100.4)	(36.8)
Gross profit (loss)	6.3	(0.4)	63.2
Operating expenses:
Product development	(15.0)	(135.6)	(199.4)
Sales and marketing	(14.8)	(61.5)	(85.1)
General and administrative	(29.6)	(109.6)	(164.2)
Impairment of equipment, intangible assets and goodwill	(10.4)	(36.9)	—
Total operating expenses	(69.8)	(343.6)	(448.7)
Other operating income	—	—	24.4
Profit (loss) from operations	(63.5)	(344.0)	(361.1)
Interest income	4.0	22.5	28.6
Other income (expense), net	8.1	18.8	(0.6)
Income tax (expense) benefit	0.7	(7.2)	*
Gain on investment disposal	—	6.6	41.8
Impairment loss on investments	(2.9)	(190.7)	—
Share of loss in equity investments, net of taxes	(0.3)	(10.4)	(3.1)
Net income (loss)	(53.9)	(504.4)	(294.4)
Net loss attributable to noncontrolling interest	(0.6)	(18.6)	(27.1)
Net income (loss) attributable to holders of ordinary shares	(53.3)	(485.8)	(267.3)

(1)	Prior to 2011, we reported revenues from our Internet Protocol TV game, or TV game, services and overseas licensing revenue under other revenues item. Such revenues amounted to RMB0.5 million and RMB4.7 million for the years ended December 31, 2009 and 2010, respectively. Starting from January 1, 2011, as revenue from such businesses became more significant, we have reclassified such revenue and reported it under online game services item, and our financial information has been retrospectively adjusted to reflect such reclassification.

*	Less than 0.1%

Year 2011 Compared to Year 2010

Revenues. Our revenues increased by 3.6% from RMB108.5 million in 2010 to RMB112.5 million (US$17.9 million) in 2011, primarily due to the increase in revenues generated from our online game services.

Online Game Services. Our revenues from our online game services increased by 2.4% from RMB106.5 million in 2010 to RMB109.0 million (US$17.3 million) in 2011 primarily due to the increase in revenues from TV games, web games and social games.

Other Revenues. Revenues generated from other products and services increased by 67.4% from RMB2.0 million in 2010 to RMB3.4 million (US$0.5 million) in 2011. The increase is mainly due to the increase in revenues from game operating support and advertisement services.

Cost of Services. Cost of services decreased by 62.1% from RMB103.3 million in 2010 to RMB39.1 million (US$6.2 million) in 2011. The decrease was primarily due to the decrease in royalties paid, as we had more in-house developed games in our games portfolio in 2011 compared to 2010, and there was a one-off waiver of royalty payment in relation to a licensed game in 2011.

Operating Expenses. Operating expenses increased by 35.1% from RMB353.4 million in 2010 to RMB477.3 million (US$75.8 million) in 2011. The increase was primarily attributable to the increases in our product development, general and administrative and sales and marketing expenses.

Product Development Expenses. Product development expenses increased by 52.1% from RMB139.4 million in 2010 to RMB212.1 million (US$33.7 million) in 2011. The increase was primarily due to our continuous efforts on the in-house game developments, including the development of Firefall by Red 5.

Sales and Marketing Expenses. Sales and marketing expenses increased by 43.0% from RMB63.3 million in 2010 to RMB90.5 million (US$14.4 million) in 2011. The increase in sales and marketing expenses was primarily attributable to the expenses incurred in relation to the launch of ShenXianZhuan and preparation for the introduction of Firefall.

General and Administrative Expenses. General and administrative expenses increased by 55.0% from RMB112.7 million to RMB174.7 million (US$27.8 million) in 2011, reflecting the increase of share based compensation in 2011 and expenses incurred in connection with the expansion of our overseas subsidiaries in the U.S. and Singapore.

Impairment of Equipment, Intangible Assets and Goodwill. Impairment provision was RMB37.9 million in 2010 related to impairment on certain licenses obtained and fixed assets, compared to nil in 2011.

Other Operating Income. As a result of non-renewal of WoW license in 2009, we announced a refund plan for the unactivated WoW game point cards, which we recorded as liability to customers in September 2009. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 under applicable laws and the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011.

Interest Income. Net interest income increased by 31.0% from RMB23.2 million in 2010 to RMB30.4 million (US$4.8 million) in 2011, mainly due to the increase of interest rates in banks in China.

Other Income (Expense). Other income is RMB19.3 million in 2010, compared to other expenses of RMB0.7 million (US$0.1 million) in 2011, mainly due to the decrease of subsidies received and the increase of foreign exchange loss.

Income Tax Benefit (Expenses). Income tax expenses were nil in 2011 compared to income tax expenses of RMB7.4 million in 2010. The change was primarily due to the change in deferred tax.

Gain on Investment Disposal. In 2011, we recorded a gain on investment disposal of RMB44.4 million (US$7.1 million), in connection to the disposal of our investments in OpenFeint in 2011.

Impairment Loss on Investment. In 2011, we did not incur any impairment loss on investment. We had RMB196.1 million of such losses in 2010.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB284.3 million (US$45.2 million) in 2011, compared to the net income of RMB499.6 million in 2010.

Year 2010 Compared to Year 2009

Revenues. Our revenues decreased by 86.5% from RMB802.6 million in 2009 to RMB108.5 million in 2010, primarily due to the expiration of the WoW license, and the fact that we have not identified a product to replace the WoW game.

Online Game Services. Our revenues from our online game services decreased by 80.6% from RMB796.0 million in 2009 to RMB106.5 million in 2010 primarily due to the expiration of the WoW license.

Other Revenues. Revenues generated from other products and services decreased by 57.0% from RMB6.7 million in 2009 to RMB2.0 million in 2010. The decrease is mainly due to the decrease in SMS service income.

Cost of Services. Cost of services decreased by 85.5% from RMB712.5 million in 2009 to RMB103.3 million in 2010. The decrease was primarily due to the expiration of the WoW license.

Operating Expenses. Operating expenses decreased by 33.4% from RMB530.9 million in 2009 to RMB353.4 million in 2010, primarily attributable to the expiration of the WoW license.

Product Development Expenses. Product development expenses increased by 21.8% from RMB114.4 million in 2009 to RMB139.4 million in 2010. The increase was primarily due to additional research and development costs incurred by Red 5.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 43.8% from RMB112.5 million in 2009 to RMB63.3 million in 2010. The decrease in sales and marketing expenses in 2010 compared to 2009 was primarily attributable to the decrease in advertising expenses of FIFA online 2 and Atlantica and the expiration of the WoW license.

General and Administrative Expenses. General and administrative expenses decreased by 49.9% from RMB225.1 million in 2009 to RMB112.7 million in 2010. The decrease was primarily due to the expiration of the WoW license, which led to a reduction in related labor costs, legal costs and taxes, and a decrease in share-based compensation.

Impairment of Equipment, Intangible Assets and Goodwill. Impairment provision was RMB37.9 million in 2010, compared to RMB78.9 million in 2009. The 2010 figure included impairment on certain licenses obtained and fixed assets.

Interest Income. Net interest income decreased by 23.9% from RMB30.5 million in 2009 to RMB23.2 million in 2010, mainly due to a decrease of the balance of cash in the bank.

Other Income (Expense). Other income decreased by 68.8% from RMB61.8 million in 2009 to RMB19.3 million in 2010, primarily attributable to a decrease of subsidies received.

Income Tax Benefit (Expenses). Income tax expenses were RMB7.4 million in 2010, compared to an income tax benefit of RMB5.5 million in 2009. The change was primarily due to the change in deferred tax.

Gain on Investment Disposal. In 2010, we had a gain on investment disposal of RMB6.8 million, primarily due to our sale of an equity investment in June 2010 with a proceed of US$1 million. That investment had been written off in a prior impairment test.

Impairment Loss on Investment. In 2010, we recorded an impairment provision of RMB196.1 million as loss on investment, compared to RMB22.4 million in 2009. Impairment provisions in 2010 mainly related to our equity investment in a South Korean online game developer and operator.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB499.6 million in 2010, compared to net income of RMB405.2 million in 2009.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Historically, we financed our operations primarily through the proceeds from: the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, the net proceeds from our initial public offering of our ADSs in December 2004, the equity investment received from EA in May 2007 and the cash generated from our operating activities.

As of December 31, 2010 and 2011, we had RMB1,416.2 million and RMB1,071.7 million (US$170.3 million) in cash and cash equivalents, respectively. The decrease of the cash and cash equivalents from 2010 to 2011 was primarily due to the cash used in our operating activities particularly for product development, and, to a lesser extent, the equity investments we made in 2011. The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(106,086)	(247,552)	(270,894)	(43,041)
Net cash used in investing activities	(16,276)	(7,114)	(41,291)	(6,561)
Net cash provided by (used in) financing activities	(356,548)	(507)	(21,571)	(3,427)
Effect of foreign exchange rate changes on cash	1,405	(3,719)	(10,707)	(1,701)
Net increase (decrease) in cash and cash equivalents	(477,505)	(258,892)	(344,463)	(54,730)
Cash and cash equivalents at beginning of year	2,152,586	1,675,081	1,416,189	225,010
Cash and cash equivalents at end of year	1,675,081	1,416,189	1,071,726	170,280

Operating Activities

Net cash used in operating activities was RMB270.9 million (US$43.0 million) in 2011, compared to RMB247.6 million in 2010. The increase was mainly due to the increase in operating expenses, primarily for product development, while the cash inflow from online game operation did not increase at a comparable level. Net cash used in operating activities was RMB247.6 million in 2010, compared to RMB106.1 million in 2009. This increase was mainly due to the increase in operating losses resulting from the non-renewal of the WoW license agreement in June 2009.

Investing Activities

Net cash used in investing activities was RMB41.3 million (US$6.6 million) in 2011, compared to RMB7.1 million in 2010. The increase in net cash used in investing activities from 2011 to 2010 mainly reflected the acquisition of the Firefall game license from Webzen and prepayment and deposits paid for property, equipment and software, partially offset by the proceeds from the sale of our investment in OpenFeint in 2011. Net cash used in investing activities was RMB7.1 million in 2010, compared to RMB16.3 million in 2009. The decrease in net cash used in investing activities from 2009 to 2010 was mainly due to refund of license fee of certain games, which was partially offset by certain equity investments we made in 2010.

Financing Activities

Net cash used in financing activities in 2011 was RMB21.6 million (US$3.4 million), primarily attributable to our ADS repurchase program in 2011. Net cash used in financing activities in 2010 amounted to RMB0.5 million (US$0.1 million), which was primarily attributed to the purchase of a subsidiary’s shares from the holders of a noncontrolling interest. Net cash used in financing activities in 2009 amounted to RMB356.5 million, which was primarily attributed to a special and non-recurring cash dividend paid in February 2009 and cash paid according to our share repurchase program.

As a result of the non-renewal of the WoW license in 2009, we announced a refund plan for the unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million and RMB0.4 million and nil was refunded in 2009, 2010 and 2011, respectively. The refund provision relating to these WoW game point cards will be recorded as other income after the release of legal liability to refund under the respective laws to the extent not refunded. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 based on the applicable laws and the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011. The remaining legal liability relating to the activated WoW game points of RMB170.0 million (US$27.0 million) still exist as of December 31, 2011 and, to the extent not refunded, will be legally released within 20 years from September 2009 under applicable laws. We have engaged an agent to facilitate the refund to the game point card holders and game point distributors. As of December 31, 2011, the balance of the advance payment to the agent was RMB42.9 million (US$6.8 million). In February 2012, we entered into an agreement with the agent pursuant to which the agent will ensure a refund of the remaining advance to us in five installments in five years. We received the first installment of RMB8.6 million (US$1.4 million) in February 2012.

We have sufficient cash balances as of December 31, 2011 to meet our operating cash flow requirements and to enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming twelve months.

Capital Expenditures

Capital Expenditures. We incurred capital expenditures of RMB44.1 million, RMB29.2 million and RMB20.7 million (US$3.3 million) in 2009, 2010 and 2011, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. We intend to increase our game development capabilities and license and localize more new games that are attractive to users in China. Our research and development expenses were RMB114.4 million, RMB139.4 million and RMB212.1 million (US$33.7 million) in 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our results of operations, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB)
Operating Lease Obligations	20,056,077	15,089,018	4,724,965	242,094	—

G.	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, which expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. These amendments in this update generally represent clarifications of ASC 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP. The amendments in this update are to be applied prospectively. The amendments are effective for us during interim and annual periods beginning after December 15, 2011. The adoption of this ASU is not expected to have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income” (Topic 220) to amend requirements relating to the presentation of comprehensive income. The update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides an entity with the option to present total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12 to abrogate the requirement for presentation in the income statement of the effect on net income of reclassification adjustments out of accumulated other comprehensive income as required in ASU 2011-05. The adoption of these ASUs is not expected to have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit, i.e., Step 1 of the goodwill impairment test. If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The adoption of this ASU is not expected to have a significant effect on our consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this ASU is not expected to have a significant effect on our consolidated financial statements.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors.” We do not undertake any obligation to update forward-looking statements except as required under applicable law.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers(1)	Age	Position/Title
Jun Zhu	45	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	63	Director
Davin Alexander Mackenzie(2)(3)	51	Independent Director
Chao Y. Wang(2)(3)	47	Independent Director
Ka Keung Yeung(2)(3)	52	Independent Director
George Lai	35	Chief Finance Officer
Swun Woo Park	38	Vice President
Chris Shen	43	Vice President
Yong Wang	44	Vice President

(1)	Huanxin Jiang, our former vice president, resigned on January 31, 2011.
(2)	Member of Compensation Committee.
(3)	Member of Audit Committee.

Each of our officers will hold office until such officer’s successor is elected and duly qualified, or until such officer’s death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “— C. Board Practices — Terms of Directors.”

Biographical Information

Jun Zhu is one of our co-founders. He has served as the chairman of our board of directors and chief executive officer since our inception. Prior to founding The9, Mr. Zhu co-founded Flagholder New Technology Co. Ltd., an information technology company based in China, in 1997, and served as its director from 1997 to 1999. From 1993 to 1997, Mr. Zhu worked at QJ (U.S.A.) Investment, Ltd., a trading company in the United States. Mr. Zhu attended an undergraduate program at Shanghai Jiaotong University.

Cheung Kin Au-Yeung has served as our independent director since December 2007. Mr. Au-Yeung currently also serves as a member of the board of directors and the audit committee of Xueda Education Group, a NYSE-listed company. He joined Morningside Group in 1996 to oversee its PRC portfolio operations. While with Morningside, he served on the board of directors of Media Partners International Holdings Inc. from June 2001 to November 2005, and was seconded to Sohu.com as chief operating officer from July 1999 to December 1999. Mr. Au-Yeung has over twenty years of operating experience in mainland China, and prior to joining Morningside, he ran the greater China operations of several multinational companies for more than sixteen years as general manager. Mr. Au-Yeung holds an MBA and an MS in Physics from Indiana University.

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently a consultant of Spencer Stuart Beijing Office, a renowned global executive search company. Mr. Mackenzie currently also serves as a member of the board of directors and audit committee of AsiaInfo-Linkage Inc. and Mecox Lane Limited, each a Nasdaq-listed company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to co-founding Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and chief executive officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang spent twelve years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he served as the head of Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc, Rising Tech Co. and Infront Sport Media. Mr. Wang holds a bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Holdings Limited, or Phoenix, a listed company in Hong Kong, and is in charge of corporate finance and administration. He is also the company secretary and qualified accountant. Mr. Yeung joined Phoenix in March 1996 and is in charge of all of Phoenix’s internal and external financial management and arrangements and also supervises administration and personnel matters. Mr. Yeung also serves as a director of Phoenix New Media, a subsidiary of Phoenix and a company listed on the NYSE. Mr. Yeung graduated from the University of Birmingham and is qualified as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the fields of finance and business development.

George Lai has served as our chief financial officer since July 2008. Prior to joining us, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Swun Woo (Tony) Park has served as our vice president since January 2007. Prior to joining us, Mr. Park served as the president of international business at HanbitSoft, a leading game developer and publisher in South Korea. Since April 2002, he has served in various management roles at HanbitSoft, including business development, strategic planning, marketing and brand management, game studio management, localization & technical operations, joint venture management, as well as investor relations. Prior to joining HanbitSoft, Mr. Park worked as a venture capitalist at ADL Partners from April 2000 to April 2002, and as a management consultant at Arthur D. Little from December 1998 to April 2000. Mr. Park received his bachelor’s degree in business administration from the Korea University.

Chris Shen has served as our vice president since January 2006. Mr. Shen joined The9 in August 2005 as our senior director of marketing and is in charge of our mobile social gaming platform and marketing and public relations activities. Prior to joining us, Mr. Shen served as the group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly serving multinational companies in various industries, such as consumer goods, financial services and retail. During the past twelve years, Mr. Shen helped numerous local and international brands plan and execute various marketing initiatives. Mr. Shen received his bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

Yong Wang has served as our vice president since January 2007. From 2005 to 2007, Mr. Wang served as the senior director of our customer service department. From December 2001 to April 2005, he served as the director of our sales department and led our sales department by strengthening the national distribution network for our pre-paid game cards. Prior to joining us, Mr. Wang worked as a business development manager at East Asia International Trader Company from 1999 to 2000, and as a supervisor of the general business department at East Assets Trading Co., Ltd. from 1992 to 1999. Mr. Wang graduated from the Shanghai Mechanical College.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation paid to our executive officers was approximately RMB9.1 million (US$1.4 million). We paid a total of RMB1.3 million (US$0.2 million) in cash to our non-executive directors for their services in 2011. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company.

In May 2011, our Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares vested in July 2011. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. We recorded share-based compensation of RMB2.3 million (US$0.4 million) for the year ended December 31, 2011.

Share Incentive Plan

Amended 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. As of March 16, 2012, we have reserved 6,449,614 shares under the 2004 option plan, of which 3,806,615 ordinary shares were outstanding. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of March 16, 2012 and which remain outstanding.

	Total Number of Ordinary Shares Underlying Options Granted†	Exercise Price Range(in US$)	Expiration date
Jun Zhu	1,600,000	5.13	August 27, 2015

Yong Wang	*	5.13-6.07	August 27, 2015—December 11, 2015

Chris Shen	*	5.13-7.36	March 6, 2012—December 11, 2015

Chao Y. Wang	*	5.13-7.36	March 6, 2012—December 11, 2015

Ka Keung Yeung	*	5.13-7.36	March 6, 2012—December 11, 2015

Davin Alexander Mackenzie	*	5.13-7.36	March 6, 2012—December 11, 2015

Cheung Kin Au-Yeung	*	5.13-7.36	November 17, 2013—December 11, 2015

Swun Woo Park	*	5.13-6.07	August 27, 2015—December 11, 2015

George Lai	*	5.13-7.36	November 17, 2013—December 11, 2015

All Directors and Senior Executive Officers as a Group†	2,685,000	5.13-7.36	March 6, 2012—December 11, 2015

Other Individuals as a Group (other than those listed above)	1,106,350	5.13-30.90	March 6, 2012—December 11, 2015

†	Excluding 1,925,002 options forfeited as of the date of this annual report pursuant to the terms of our Amended 2004 Stock Option Plan.

*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.

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

Committees of the Board of Directors

Audit Committee. Our audit committee consists of Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, all of whom satisfy the “independence” definition under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, and the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors were re-elected at our 2009 annual general meeting and each of them is serving a three-year term until the 2012 annual general meeting or until his successor is duly elected and qualified. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term.

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

As of December 31, 2011, we had 876 employees, including 93 in management and administration, 66 in our customer service centers, 384 in game operations, sales and marketing, and 333 in product development, including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.

E.	Share Ownership

As of March 16, 2012, there are 28,783,929 ordinary shares outstanding, including 4,319,278 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 16, 2012 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	6,736,934	23.3%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
George Lai	*	*
Swun Woo Park	*	*
Chris Shen	*	*
Yong Wang	*	*
All Directors and Senior Executive Officers as a Group(4)	7,414,156	25.6%
Principal Shareholders:
Incsight Limited(5)	5,847,334	20.3%
Bosma Limited(6)	4,612,522	16.0%
CRCM Institutional Master Fund (BVI), Ltd.(7)	3,250,000	11.3%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 16, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 28,783,929 ordinary shares outstanding as of March 16, 2012, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 16, 2012.

(3)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu and (ii) options to purchase 889,600 shares held by Mr. Zhu The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.

(5)	Ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(6)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

(7)	Consists of 3,250,000 ADSs, each representing one ordinary share of our company, owned by CRCM Institutional Master Fund (BVI), Ltd., or the Fund, a British Virgin Islands company, as it reported on the Schedule 13G/A filed with the SEC on February 10, 2012. The Fund’s investment manager with respect to the ADSs held by the Fund is CRCM LP, a Delaware limited partnership, which in turn has ChinaRock Capital Management Limited, a Hong Kong company limited by shares as its sub-investment adviser. CRCM LP’s general partner is CRCM LLC, a Delaware limited liability company. Chun R. Ding, a United States citizen, is the managing partner of CRCM LP, the director of ChinaRock Capital Management Limited and a member of CRCM LLC, with respect to the ADSs held by the Fund. The address for CRCM is c/o Walkers (BVI) Limited, PO Box 92, Road Town, Tortola, British Virgin Islands VG1110.

As of March 16, 2012, approximately 65.91% of the issued and outstanding shares were held by the record shareholders in the United States, including 18,971,530 ADSs, representing 18,971,530 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Arrangements with Affiliated PRC Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT. Shanghai IT holds the requisite licenses and approvals for conducting ICP, Internet culture operation and Internet publishing businesses in China. Huopu Cloud holds certain assets and operates certain businesses. Shanghai IT is owned by Yong Wang, our vice president, and Wei Ji, one of our employees. Shanghai Jiucheng Advertisement, which is wholly-owned by Shanghai IT, holds the requisite business license for an advertising entity in China. Huopu Cloud is owned by Junping Han, our senior legal director, and Wei Xiong, our finance director.

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

Exclusive Technical Service Agreement. We provide Shanghai IT and Huopu Cloud with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT and Huopu Cloud pay service fees to us based on their actual operating results. We are the exclusive provider of these services to Shanghai IT and Huopu Cloud.

Shareholder Voting Proxy Agreements. Each of the shareholders of Shanghai IT and Huopu Cloud has entered into a Shareholder Voting Proxy Agreement with us, under which each shareholder of Shanghai IT and Huopu Cloud irrevocably grants us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT and Huopu Cloud. We have also entered into a similar agreement with the shareholder of Shanghai Jiucheng Advertisement.

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

Loan Agreements. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011. In December 2010, we provided an aggregate of RMB50.0 million loan to the shareholders of Huopu Cloud, for the purposes of capitalizing the registered capital of Huopu Cloud. Such loan shall become immediately due and payable when we send a written notice to the borrowers requesting repayment. Currently, Yong Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. Junping Han and Wei Xiong have pledged all of their equity interests in Huopu Cloud in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT, Huopu Cloud or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar loan agreement.

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

Investments or Agreements entered into with Affiliated Entities

In July 2006, we invested US$2 million in Infocomm Asia Holdings Pte Ltd., or IAH, which represented an 11.4% equity interest in IAH on an “as converted” basis. The convertible and redeemable preferred shares are debt securities and are recorded as available-for-sale investment. In April 2009, we loaned a total of US$1.0 million to IAH for the purpose of increasing IAH’s working capital. In late 2009, IAH went into serious financial difficulty, causing a significant decline in the fair value of our investment in IAH. We wrote off our investment in IAH accordingly. In June 2010, we sold the investment in IAH, including preferred shares and convertible loan to a third party with total proceeds of US$1 million.

The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai), or 9Webzen Shanghai, a company partially-owned by us, have entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 Computer and Shanghai IT share revenue from 9Webzen Shanghai according to the jointly services agreements. The share of revenue from 9Webzen Shanghai amounted to RMB0.5 million for the year ended December 31, 2009. The amounts due from 9Webzen Shanghai amounted to RMB1.1 million as of December 31, 2009. In 2010, due to a prolonged uncertainty on the recoverability of the amount due from 9Webzen Shanghai, we have stopped recognizing revenue pursuant to the agreements with 9Webzen Shanghai since 2010 and we have made full impairments on the RMB1.3 million that was due from 9Webzen Shanghai as of December 31, 2010.

In January 2012, we entered into a cooperative agreement with Shanghai Shenhua Liansheng Football Club Co., Ltd., or Shenhua, for endorsing and promoting Firefall for a term of two years. Mr. Zhu Jun, our chairman and chief executive officer and one of our principal shareholders, is one of the major shareholders of Shenhua. Under the agreement, Shenhua players will wear jerseys bearing the name and logo of Firefall in all domestic and international soccer games and also make appearances at press conferences and product promotion and sales initiatives for Firefall and participate in other activities for promoting Firefall. The9 will pay Shenhua RMB32 million (US$5.1 million) for the promotion services. In addition, we entered into an endorsement agreement with Nicolas Anelka, a famous soccer player newly joining Shenhua, for worldwide endorsement and promotion of Firefall for a consideration of EUR2.7 million.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan — Amended 2004 Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In February 2010, Beijing Superior Court issued a judgment against us in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB1.57 million (US$239,500). In February 2010, we appealed the judgment and the case is pending.

On May 11, 2011, Diego Maradona, a former Argentina soccer star, filed a lawsuit against Shanghai IT and Beijing Sina Interactive Information Service Co. Ltd. as defendants. On July 11, 2011, the plaintiff amended his complaint to include The9 Computer Technology Consulting (Shanghai) Co., Ltd. as a defendant. The plaintiff claimed that the defendants infringed his right by using his name and photos on our game “Winning Goal” without his authorization. Based on this allegation, the plaintiff claimed a sum of RMB20 million in damages. The case is currently pending for trial. We expect to vigorously defend ourselves in this legal proceeding.

In May 2009, Shanghai IT filed a lawsuit against Blizzard Entertainment, Inc. or Blizzard, and its subsidiary, Blizzard Software Development (Shanghai) Ltd., or Blizzard Software, in Shanghai No. 1 Intermediate People’s Court for unfair competition. In June 2009, we and certain of our affiliates and subsidiaries filed a lawsuit against Blizzard and Blizzard Software in Shanghai No. 1 Intermediate People’s Court for pre-contractual liability. In March 2010, we filed a lawsuit against Blizzard and Blizzard Software in Shanghai No. 1 Intermediate People’s Court for business secret infringement. In May 2011, we and all other parties to the lawsuits signed a settlement agreement, pursuant to which the parties resolved the disputes in an amicable way and all three cases were withdrawn.

On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against us in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. On May 20, 2011, the court dismissed the plaintiffs’ lawsuit with prejudice.

Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business, financial condition and results of operations.

Dividend Policy

We announced a special cash dividend on January 21, 2009 in an aggregate amount of US$29.4 million, or approximately of US$1.11 per share on our ordinary shares, based on the number of shares outstanding on the date thereof. The special cash dividend was paid on February 5, 2009 to shareholders of record as of the close of business on February 2, 2009. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

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

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	$000000000	$000000000
	Sales Price
	High	Low
Annual High and Low
2007	52.44	19.56
2008	28.50	9.97
2009	16.64	6.28
2010	8.66	3.70
2011	8.49	2.90

Quarterly High and Low
First Quarter 2010	8.66	6.35
Second Quarter 2010	7.33	3.70
Third Quarter 2010	5.78	3.75
Fourth Quarter 2010	7.10	5.04
First Quarter 2011	8.49	6.03
Second Quarter 2011	7.70	4.85
Third Quarter 2011	6.30	3.48
Fourth Quarter 2011	8.28	2.90

Monthly High and Low
September 2011	4.88	3.48
October 2011	5.69	2.90
November 2011	6.24	4.17
December 2011	8.28	5.88
January 2012	7.54	6.69
February 2012	7.98	6.80
March 2012 (through March 16, 2012)	7.59	6.81

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “— H. Documents on Display.”

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

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either:

•	a special resolution of the shareholders of each constituent company; or

•	such other authorizations, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

China’s government imposes control over the convertibility of the RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 30% appreciation of the RMB against the U.S. dollar since the introduction of new policy. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of foreign invested enterprises, is typically permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts, articles of association, and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the state shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in some cases, such as capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis). Usually, with such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign tax credits or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2011. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2011, we believe we were a PFIC for such year.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2011. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2011). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2011), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2011 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. If we are treated as a “resident enterprise” for PRC tax purposes under the CIT Law (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation in general will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations). However, if we are treated as a “resident enterprise” for PRC tax purposes and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effect of any applicable income tax treaties.

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

Under legislation enacted in 2010, U.S. Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 30% appreciation of the RMB against the U.S. dollar since the introduction of new policy. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We have received US$221,442 for the year 2011, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of December 31, 2011. That attestation report appears below.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of The9 Limited:

We have audited the internal control over financial reporting of The9 Limited and its subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 22, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

March 22, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors for the periods indicated below.

	2010	2011
	RMB	RMB	US$
Audit fees(1)	3,754,970	4,424,423	702,970
Audit-related fees(2)	1,078,526	—	—
Tax fees(3)	230,786	643,073	102,174

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of consent letters and other audit-related services for the years ended December 31, 2010.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADSs repurchased	Average price paid per ADS(2)	Total number of ADSs purchased as part of publicly announced program(1)	Approximate dollar value of ADSs that may yet be purchased under the program
June to November, 2011	728,816	$4.54	728,816	$3,306,384

(1)	On June 13, 2011, we announced that our board of directors has approved a share repurchase program to purchase up to US$25 million worth of our ADSs over the next 12 months. The repurchases will be made from time to time on the open market pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act. This share repurchase plan was terminated in November 2011.

(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt of The Registrant (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file No. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of 2010 among The Registrant, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file No. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

4.1	Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Post-Effective Amendment No. 2 to our Registration Statement on Form S-8 (file No. 333-127700) filed with the Securities and Exchange Commission on December 16, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

Exhibit Number	Document

4.8	Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file No. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Subscription and Purchase Agreement, dated April 2, 2004, by and among The Registrant, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	Shareholders’ Agreement, dated April 16, 2004, by and among The Registrant, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13	Memorandum of Agreement, dated November 9, 2004, between The Registrant and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Software License Agreement, dated September 20, 2004, among HanbitSoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file No. 333- 120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The Registrant (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number	Document

4.18	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.19	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.20	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.21	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.22	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.26	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27	List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28	Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun and Shanghai IT (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.29	Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30	Translation of Supplementary Agreement between Yong Wang, Zhu Jun and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number	Document

4.31	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.32	Translation of Exclusive Technical Support Service Agreement dated December 13, 2010 between Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.33	Translation of Exclusive Call Option Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.34	Translation of Equity Pledge Agreement dated January 6, 2011 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.35	Translation of Loan Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.36	Translation of Shareholder Voting Proxy Agreement dated December 13, 2010 among Junping Han, Wei Xiong, Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.37*	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji

4.38*	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT

4.39*	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT

4.40*	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT

4.41*	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer

4.42*	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT

4.43*	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

Exhibit Number	Document

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Fangda Partners

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101**†	Financial information of the registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years ended December 31, 2009, 2010 and 2011; (ii) Consolidated Balance Sheets as of December 31, 2010 and 2011; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years ended December 31, 2009, 2010 and 2011; and (v) Notes to Consolidated Financial Statements for the Years ended December 31, 2009, 2010 and 2011.

*	Filed with this Form 20-F.

**	Furnished with this Form 20-F.

†	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
Name: Jun Zhu
Title: Chairman and Chief Executive Officer

Date: March 22, 2012

[Signature Page to 20-F]

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

March 22, 2012

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	795,969,183	106,471,474	109,046,980	17,325,820
Other revenues	6,660,168	2,042,108	3,418,618	543,164

	802,629,351	108,513,582	112,465,598	17,868,984

Sales taxes	(42,113,498)	(5,675,992)	(6,089,044)	(967,452)

Net revenues	760,515,853	102,837,590	106,376,554	16,901,532

Cost of services	(712,472,751)	(103,256,343)	(39,117,993)	(6,215,223)

Gross profit (loss)	48,043,102	(418,753)	67,258,561	10,686,309

Operating expenses:
Product development	(114,443,552)	(139,431,649)	(212,121,930)	(33,702,780)
Sales and marketing	(112,517,602)	(63,290,886)	(90,496,700)	(14,378,478)
General and administrative	(225,051,424)	(112,692,772)	(174,665,299)	(27,751,521)
Impairment of equipment, intangible assets and goodwill	(78,871,643)	(37,949,452)	0	0

Total operating expenses	(530,884,221)	(353,364,759)	(477,283,929)	(75,832,779)

Other operating income	0	0	25,993,004	4,129,872

Loss from operations	(482,841,119)	(353,783,512)	(384,032,364)	(61,016,598)
Interest income, net	30,501,101	23,183,239	30,416,367	4,832,674
Other income (expenses), net	61,840,303	19,258,286	(652,993)	(103,750)

Loss before income tax benefit (expense), gain on investment disposal, impairment loss on investments and share of loss in equity investments	(390,499,715)	(311,341,987)	(354,268,990)	(56,287,674)
Income tax benefit (expense)	5,535,866	(7,368,020)	(165)	(26)

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(384,963,849)	(318,710,007)	(354,269,155)	(56,287,700)

Gain on investment disposal	0	6,827,900	44,434,802	7,059,979
Impairment loss on investments	(22,412,269)	(196,115,321)	0	0
Share of loss in equity investments, net of taxes	(2,555,515)	(10,713,295)	(3,341,607)	(530,928)

Net loss	(409,931,633)	(518,710,723)	(313,175,960)	(49,758,649)
Less: Net loss attributable to noncontrolling interest	(4,779,226)	(19,099,129)	(28,846,029)	(4,583,172)

Net loss attributable to holders of ordinary shares	(405,152,407)	(499,611,594)	(284,329,931)	(45,175,477)

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 3)

Net loss	(409,931,633)	(518,710,723)	(313,175,960)	(49,758,649)
Other comprehensive loss:
Transfer to earnings of other- than-temporary impairment loss on available-for-sale investments	(13,643,131)	0	0	0
Currency translation adjustments	0	(2,511,883)	(4,304,857)	(683,973)

Comprehensive loss	(423,574,764)	(521,222,606)	(317,480,817)	(50,442,622)
Less: Comprehensive loss attributable to noncontrolling interest	(4,779,226)	(19,514,314)	(29,279,528)	(4,652,048)

Comprehensive loss attributable to holders of ordinary shares	(418,795,538)	(501,708,292)	(288,201,289)	(45,790,574)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(15.94)	(19.89)	(11.39)	(1.81)

Weighted average number of shares outstanding
- Basic and diluted	25,414,620	25,121,679	24,956,197	24,956,197

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	1,416,189,294	1,071,725,828	170,280,085
Accounts receivable, net of allowance for doubtful accounts of 2010:RMB22.2 million, 2011: nil	10,712,252	10,054,911	1,597,564
Advances to suppliers	52,054,494	3,365,755	534,765
Prepayments and other current assets	63,969,737	66,060,141	10,495,900
Prepaid royalties	15,615,493	15,556,270	2,471,642
Deferred costs	2,911,937	1,903,099	302,372

Total current assets	1,561,453,207	1,168,666,004	185,682,328

Investments in equity investees	74,843,710	72,051,143	11,447,774
Available-for-sale investments	0	6,342,100	1,007,658
Property, equipment and software	58,061,464	60,513,021	9,614,551
Goodwill	10,548,323	10,035,775	1,594,524
Intangible assets	17,647,842	159,493,400	25,340,949
Land use right	77,956,936	76,036,026	12,080,908
Other long-term assets	56,827,902	75,756,603	12,036,512

Total assets	1,857,339,384	1,628,894,072	258,805,204

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 24,878,129 and 18,844,789 as of December 31, 2010, and December 31, 2011, respectively)	46,948,658	44,149,842	7,014,703
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 2,995,044 and 3,042,253 as of December 31, 2010, and December 31, 2011, respectively)	5,437,764	5,797,785	921,175
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 6,574,768 and 16,115,067 as of December 31, 2010, and December 31, 2011, respectively)	7,101,645	27,010,571	4,291,548
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 13,757,771 and 12,011,822 as of December 31, 2010, and December 31, 2011, respectively)	18,508,169	16,661,791	2,647,292
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 195,993,716 and 169,998,682 as of December 31, 2010, and December 31, 2011, respectively)	195,993,716	169,998,682	27,010,070
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Group of 15,629,966 and 23,037,145 as of December 31, 2010, and December 31, 2011, respectively)	42,328,817	47,906,323	7,611,548

Total current liabilities	316,318,769	311,524,994	49,496,336

Long-term accounts payables(including long-term accounts payables of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2010 and December 31, 2011)	0	60,016,072	9,535,594

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2010 and December 31, 2011)	5,803,848	5,521,837	877,332

Total liabilities	322,122,617	377,062,903	59,909,262

Commitments and contingencies

EQUITY
The9 Limited shareholders’ equity
Ordinary shares (US$0.01 par value; 250,000,000 shares authorized as of December 31, 2010 and 2011, 25,124,147 shares issued and outstanding as of December 31, 2010, and 24,456,805 shares issued and outstanding as of December 31, 2011)	2,051,878	1,996,367	317,191
Additional paid-in capital	2,091,113,883	2,110,986,623	335,401,996
Statutory reserves	28,071,982	28,071,982	4,460,189
Accumulated other comprehensive income	(2,096,698)	(5,968,056)	(948,229)
Accumulated deficit	(587,976,279)	(872,306,210)	(138,595,499)

The9 Limited shareholders’ equity	1,531,164,766	1,262,780,706	200,635,648
Noncontrolling interest	4,052,001	(10,949,537)	(1,739,706)

Total equity	1,535,216,767	1,251,831,169	198,895,942

Total liabilities and equity	1,857,339,384	1,628,894,072	258,805,204

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2008	26,817,688	2,190,645	2,128,607,581	24,836,354	13,643,131	549,964,327	2,719,242,038	0	2,719,242,038
Net loss	0	0	0	0	0	(405,152,407)	(405,152,407)	(4,779,226)	(409,931,633)
Transfer to earnings of other-than-temporary impairment loss on available-for-sale investment	0	0	0	0	(13,643,131)	0	(13,643,131)	0	(13,643,131)

Comprehensive loss							(418,795,538)	(4,779,226)	(423,574,764)

Issuance of noncontrolling interest	0	0	0	0	0	0	0	3,094,220	3,094,220
Dividend distribution	0	0	0	0	0	(201,028,477)	(201,028,477)	0	(201,028,477)
Issuance of ordinary shares from stock option exercise	29,067	1,985	1,458,898	0	0	0	1,460,883	0	1,460,883
Repurchase and retirement of ADSs	(1,725,110)	(140,918)	(127,927,178)	0	0	(28,912,500)	(156,980,596)	0	(156,980,596)
Employee share based compensation	0	0	70,234,857	0	0	0	70,234,857	1,001,440	71,236,297
Appropriations to statutory reserves	0	0	0	3,235,628	0	(3,235,628)	0	0	0
Conversion of a loan into equity of a VIE subsidiary	0	0	(2,757,183)	0	0	0	(2,757,183)	2,757,183	0

Balance as of December 31, 2009	25,121,645	2,051,712	2,069,616,975	28,071,982	0	(88,364,685)	2,011,375,984	2,073,617	2,013,449,601

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net loss	0	0	0	0	0	(499,611,594)	(499,611,594)	(19,099,129)	(518,710,723)
Currency translation adjustments	0	0	0	0	(2,096,698)	0	(2,096,698)	(415,185)	(2,511,883)

Comprehensive loss							(501,708,292)	(19,514,314)	(521,222,606)

Recognition of noncontrolling interest from an acquisition	0	0	0	0	0	0	0	15,417,870	15,417,870
Issuance of ordinary shares from stock option exercise	2,502	166	84,838	0	0	0	85,004	0	85,004
Employee share based compensation	0	0	27,864,312	0	0	0	27,864,312	2,315,605	30,179,917
Purchase of shares of a subsidiary from holders of noncontrolling interest	0	0	523,586	0	0	0	523,586	(1,122,325)	(598,739)
Dissolution of two VIEs	0	0	0	0	0	0	0	(2,100,946)	(2,100,946)
Capital contribution to subsidiaries attributable to noncontrolling interest	0	0	(6,981,392)	0	0	0	(6,981,392)	6,981,392	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	5,564	0	0	0	5,564	1,102	6,666

Balance as of December 31, 2010	25,124,147	2,051,878	2,091,113,883	28,071,982	(2,096,698)	(587,976,279)	1,531,164,766	4,052,001	1,535,216,767

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net loss	0	0	0	0	0	(284,329,931)	(284,329,931)	(28,846,029)	(313,175,960)
Currency translation adjustments	0	0	0	0	(3,871,358)	0	(3,871,358)	(433,499)	(4,304,857)

Comprehensive loss							(288,201,289)	(29,279,528)	(317,480,817)

Issuance of noncontrolling interest	0	0	0	0	0	0	0	2,395,000	2,395,000
Issuance of ordinary shares from stock option exercise	61,474	3,920	712,953	0	0	0	716,873	0	716,873
Repurchase and retirement of ADSs	(728,816)	(59,431)	(21,027,722)	0	0	0	(21,087,153)	0	(21,087,153)
Employee share based compensation	0	0	51,358,820	0	0	0	51,358,820	1,912,700	53,271,520
Purchase of shares of a subsidiary from holders of noncontrolling interest	0	0	1,565,749	0	0	0	1,565,749	(2,771,389)	(1,205,640)
Capital contribution to subsidiaries attributable to noncontrolling interest	0	0	(12,741,104)	0	0	0	(12,741,104)	12,741,104	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	4,044	0	0	0	4,044	575	4,619

Balance as of December 31, 2011	24,456,805	1,996,367	2,110,986,623	28,071,982	(5,968,056)	(872,306,210)	1,262,780,706	(10,949,537)	1,251,831,169

Balance as of December 31, 2011 (US$ except share data, Note 3)	24,456,805	317,191	335,401,996	4,460,189	(948,229)	(138,595,499)	200,635,648	(1,739,706)	198,895,942

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(409,931,633)	(518,710,723)	(313,175,960)	(49,758,649)
Adjustments for:
Deferred taxes	(7,407,081)	7,407,081	0	0
(Gain) loss on disposal of property, equipment and software	(490,369)	(984,264)	2,334,725	370,950
Impairment of intangible assets	27,507,199	33,020,462	0	0
Impairment of goodwill	30,199,751	0	0	0
Impairment loss on investments	22,412,269	196,115,321	0	0
Impairment on equipment	21,164,693	4,928,990	0	0
Depreciation and amortization of property, equipment and software	123,028,739	23,856,884	14,914,744	2,369,714
Amortization of land use right	1,920,908	1,920,911	1,920,910	305,202
Amortization of intangible assets	49,481,516	10,012,288	1,958,630	311,195
Share of loss in equity investments, net of taxes	2,555,515	10,713,295	3,341,607	530,928
Gain on investment disposal	0	(6,827,900)	(44,434,802)	(7,059,979)
Allowance for doubtful accounts	855,130	0	0	0
Provision for upfront prepaid royalties and deferred costs	160,069,079	5,518,917	0	0
Provision for due from related party	0	1,285,845	0	0
Provision for prepayments and other current assets	0	200,000	523,968	83,250
Loss on deconsolidation of two VIEs	0	1,082,591	0
Exchange loss (gain)	(1,405,166)	4,527,477	10,574,954	1,680,191
Stock based compensation expense	71,236,297	30,179,917	53,271,520	8,463,992
Issuance of noncontrolling interest	3,094,220	0	2,395,000	380,527
Change in accounts receivable	6,547,740	(9,792,038)	657,341	104,441
Change in due from related party	(472,716)	(175,421)	0	0
Change in advances to suppliers	(42,696,308)	(10,086,545)	11,455,907	1,820,160
Change in prepayments and other current assets	32,128,649	11,804,104	(5,241,174)	(832,739)
Change in prepaid royalties	17,227,594	(21,134,410)	(699,541)	(111,146)
Change in deferred costs	15,778,691	(1,395,336)	1,008,838	160,288
Change in other long-term assets	(603,910)	(18,016,107)	6,999,964	1,112,182
Change in accounts payable	5,529,144	4,163,941	(18,019,185)	(2,862,960)
Change in due to related parties	0	0	0	0
Change in income tax payable	(26,733)	(29,947)	0	0
Change in other taxes payable	(93,146,297)	(2,044,225)	1,672,970	265,808
Change in advances from customers	(104,601,759)	(2,052,793)	19,908,926	3,163,210
Change in deferred revenue	(41,111,862)	7,574,705	(1,846,378)	(293,360)
Change in refund of game points	0	0	(25,993,004)	(4,129,872)

Change in other payables and accruals	5,071,097	(10,614,609)	5,575,476	885,854

Net cash provided by (used in) operating activities	(106,085,603)	(247,551,589)	(270,894,564)	(43,040,813)

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from investing activities:
Acquisition, net of cash acquired	0	(7,512,404)	0	0
Cash disposed of upon deconsolidation of two VIEs	0	(2,207,437)	0	0
Proceeds from disposal of cost method investee	0	0	71,528,002	11,364,655
Cash paid to acquire equity investees and available-for-sale investments	(26,837,000)	(39,093,200)	(33,984,340)	(5,399,568)
Lending of loans receivable	(13,660,000)	(2,000,000)	(3,000,000)	(476,652)
Collection of loans receivable	0	13,660,000	2,025,000	321,740
Proceeds from disposal of available-for-sale investments	0	6,827,900	0	0
Proceeds from maturities of short-term investments	68,039,221	0	0	0
Proceeds from disposal of property, equipment and software	532,644	1,500,000	81,171	12,897
Proceeds from refund of Investment	0	0	28,019,115	4,451,789
Proceeds from refund of upfront license fees	0	41,873,102	13,245,400	2,104,482
Prepayment and deposits paid for property, equipment and software	0	0	(28,565,286)	(4,538,567)
Purchase of property, equipment and software	(20,452,845)	(7,856,721)	(17,566,350)	(2,791,012)
Purchase of intangible assets	(23,897,622)	(12,305,541)	(73,073,785)	(11,610,255)

Net cash used in investing activities	(16,275,602)	(7,114,301)	(41,291,073)	(6,560,491)

Cash flows from financing activities:
Purchase of additional equity interest in subsidiary	0	(598,739)	(1,205,640)	(191,557)
Proceeds from stock option exercise	1,460,883	85,004	716,873	113,900
Proceeds from exercise of stock options of a subsidiary	0	6,666	4,619	734
Dividend paid	(201,028,477)	0	0	0
Repurchase of ADSs	(156,980,596)	0	(21,087,153)	(3,350,411)

Net cash provided by (used in) financing activities	(356,548,190)	(507,069)	(21,571,301)	(3,427,334)

Effect of foreign exchange rate changes on cash	1,405,166	(3,719,092)	(10,706,528)	(1,701,095)

Net change in cash and cash equivalents	(477,504,229)	(258,892,051)	(344,463,466)	(54,729,733)
Cash and cash equivalents, beginning of year	2,152,585,574	1,675,081,345	1,416,189,294	225,009,818

Cash and cash equivalents, end of year	1,675,081,345	1,416,189,294	1,071,725,828	170,280,085

Supplemental disclosure of cash flow information:
Cash paid for income taxes	6,454,702	1,839	165	26

Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	736,608	886,319	3,102,167	492,885
Accrual related to purchase of intangible assets and related withholding taxes	0	8,609,510	80,021,430	12,714,125
Conversion of a loan into equity of a VIE subsidiary	2,757,183	0	0	0
Receivable on refund of investment in an equity investee	0	66,227,000	0	0
Receivable on refund of upfront licensing fees	31,410,422	13,245,400	0	0

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2011:

Name of entity	Date of incorporation	Place of incorporation	Relationship	Interest held
				Direct	Indirect

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	Subsidiary	100%	—
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	Subsidiary	100%	—
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	Subsidiary	100%	—
New Star International Development Limited (“New Star”)	January-08	Hong Kong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	Subsidiary	100%	—
TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	Subsidiary	—	100%

Red 5 Studios, Inc. (“Red 5”)	June-05	USA	Subsidiary	—	88% (Note 5)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)*	April-10	Singapore	Subsidiary	100%	—
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	Subsidiary	100%	—
The9 Korea Co., Ltd. (“The9 Korea”)	February-11	Korea	Subsidiary	100%	—
Red 5 Korea, LLC (“Red 5 Korea”)	Novermber-10	Korea	Subsidiary	100%	—
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	Wholly-owned subsidiary of Shanghai IT	None (Note 4)
Hangzhou Fire Rain Network Technology Co., Ltd. (“Fire Rain”)	December-08	PRC	VIE subsidiary	25% (Note 4)
Shenzhen Wanyouyinli Technology Co., Ltd. (“Wanyouyl”)	June-09	PRC	VIE subsidiary	20% (Note 4)
Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”)	December-10	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	Wholly-owned subsidiary of Huopu Cloud	None
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-11	PRC	VIE subsidiary	20% (Note 4)

*	Previously named as The9 Singapore Pte. Ltd.

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”. The Group is principally engaged in the development and operation of online games and internet related businesses.

In February 2004, the Group obtained an exclusive license to localize and operate World of Warcraft (“WoW”), a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) in China and commercially launched the localized WoW in June 2005. The license term continued for four years following the commercial launch of the localized WoW. The WoW license was not renewed upon expiration on June 7, 2009. Refer to Note 29 for impairment and certain other charges recorded relating to the expiration and non-renewal of the WoW license for the year ended December 31, 2009.

After the expiration of WoW license, the Group continues to operate and develop online games including MMORPGs, web games, social games, mobile games and TV games. From 2009 onwards, the Group has launched different licensed MMORPGs including Atlantica and Kingdom Heroes 2 Online, as well as proprietary MMORPGs and web and social games including World of Fighter, Winning Goal and Q Jiang San Guo, in mainland China. The Group is also developing various proprietary games, including Shen Xian Zhuan, FireFall, Era Zero and other MMORPGs and web and social games. In 2011, the Group launched The9 Game Zone, which is a mobile game platform in mainland China.

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

<2> Reclassification

The Group recorded Internet Protocol TV games (“TV games”) service revenue and overseas licensing revenue amounted to RMB0.5 million and RMB4.7 million for the years ended December 31, 2009 and 2010, respectively. Beginning from January 1, 2011, the Group presents TV games service revenue and overseas licensing revenue, which was previously presented under other revenues, as applicable, under “online game services revenue”. The year-over-year comparison of online game services revenue and other revenues have been reclassified to conform to this presentation.

<3> Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of its subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated in consolidation.

PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In September 2009, the General Administration of Press and Publication (“GAPP”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). It is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in the PRC. While the GAPP Circular is applicable to the Group and its business in terms of publication and pre-approval of online games, to date, GAPP has not issued any interpretation of Section 4 of the GAPP Circular to specifically invalidate VIE agreements and, to the Group’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with VIEs to operate online games in the PRC. Therefore, the Group believes that its ability to direct the activities of VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<4> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the valuation of non-marketable equity investments and determination of other-than temporary impairment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, estimated useful life of property, equipment and software and intangible assets, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets, refund of WoW game points, contingencies and fair value measurements related to business combinations including acquired intangible assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<5> Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The Group’s functional currency with the exception of its subsidiaries, Red 5, Red 5 Singapore and The9 Korea, is the RMB. The functional currency of Red 5, Red 5 Singapore and The9 Korea is United States Dollar (“US$”, or “US dollars”), Singapore Dollar and Korean Won, respectively. Assets and liabilities of Red 5, Red 5 Singapore and The9 Korea are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). The aggregate foreign exchange net gain (loss) was RMB1.4 million, RMB(4.5) million and RMB(10.6) million (US$1.7million) for the years ended December 31, 2009, 2010 and 2011, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive income (loss).

<6> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2010 and 2011, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2010 and 2011 are amounts denominated in US Dollars totaling US$9.2 million and US$16.1 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1,354.5 million and RMB959.9 million (US$152.5 million) as of December 31, 2010 and 2011, respectively.

<7> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB22.2 million in 2009 and there is no change in 2010. In 2011, the Company has written off uncollectable accounts receivable and respective provision of RMB22.2 million and there is no additional provision made.

<8> Prepaid royalties and deferred costs

Royalties paid to the licensors of games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points. Royalties payable to the licensors or receivable from collection agents upon customers’ charging their accounts are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points. Deferred costs are then ultimately recognized as cost of services in the consolidated statements of operations and comprehensive income (loss) based upon the actual consumption of game premium features or usage of the game playing time by the customers or when the likelihood that the Group would provide further services to those customers becomes remote.

<9> Investments in equity investees

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group assesses its equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value.

<10> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2010 and 2011, the Group did not hold trading securities or held-to-maturity securities.

When there is objective evidence that an available-for-sale investment is impaired, the cumulative losses from declines in fair value that had been recognized directly in other comprehensive income (loss) are removed from equity and recognized in earnings. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. When the Group determines that the impairment of an available-for-sale equity security is other-than-temporary, the Group recognizes an impairment loss in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost.

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

<13> Intangible assets

Intangible assets consist primarily of acquired game licenses and in-process research and development and backlog acquired from business combinations.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of acquired game licenses commences upon the commercial launch of the related online game.

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

<15> Impairment of long-lived assets

The Group evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

<16>Revenue recognition

Online game services

The Group earns revenue from provision of online game operation services to players on the Group’s game servers and third party platform and overseas licensing of the online game to other operators. The Group recognizes revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.

Online game services to players on the Group’s game servers

The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to players. There are two consumption models for the online game services.

1)	Virtual item / service consumption model – online game services except WoW services

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. The distribution of points to players is typically made by sales of prepaid game cards and prepaid online points. Fees for prepaid game cards and prepaid online points are deferred when received. Revenue is recognized over the estimated life of the premium features or as the premium features are consumed.

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which range from one to 90 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, the Group considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group continually monitors the operational statistics and usage patterns.

2)	Time consumption model – WoW services

Both prepaid cards and prepaid online points provide players with a pre-specified length of game playing time within a specified period of time. All prepaid fees received from distributors are initially recognized as advances from customers. Prepaid fees are recognized as deferred revenue upon the players’ online registration and activation of their cards or online points, and then recognized as revenue based upon the actual usage of the game playing time by players or when the likelihood that it would provide further online game service to those players is remote.

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

Online game operation services over third party platform

For social games, TV games and certain web games, while they are also adopting the virtual item / service consumption model, these games are launched on the third party game platforms and mobile carriers. Revenue from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as the Group does not set the pricing of the in-game currency of the third party game platforms. Revenue from TV games operated through telecom carrier is recognized upon consumption of the in-game premium features with the gross amount received by telecom carrier as the Group is the primary obligor of the game operation. The remittance to telecom carrier is recognized as costs of services when incurred.

Overseas licensing revenue

The Group licenses proprietary online games to operators in overseas market and receives license fees and royalty income in connection with their operation of the games. License fee is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other revenues

Other revenues include those generated from game operating support, website solutions and advertisement and short message services.

Game operating support, website solutions and advertisement

Game operating support, website solutions and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, training, maintenance and advertisements to other customers. These revenues are recognized when delivery of the advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Short message services

The Group contracts with various Chinese mobile carriers for the transmission of wireless short messaging services. Revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.

Sales tax

The Group is subject to sales tax at a rate of 5% and related surcharges on revenues earned for online game, TV games services, short message services, game operating support, website solutions and advertisement. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income (loss) and are deducted from gross revenues to arrive at net revenues.

<17>Advances from customers, deferred revenue, and deferred costs

Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual consumption of in-game premium features or usage of the playing time by players or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs, primarily, prepaid royalties, related to deferred revenue and advances from customers are also deferred. Deferred service costs are recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the related online game’s prepaid fees are recognized as revenue.

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fee received in advance of the commercialization of the game is recorded in advances from operators.

<18>Cost of services

Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of operation sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

<19>Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. To date, the Group has essentially completed its software development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

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

<20>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB33.1 million, RMB23.5 million and RMB32.8 million (US$5.2 million) for the years ended December 31, 2009, 2010 and 2011, respectively, were expensed as incurred.

<21>Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 57.0 million, RMB23.5 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2009, 2010 and 2011, respectively, which were recorded in other income in the consolidated statements of operations and comprehensive income (loss).

<22>Share-based compensation

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

<23>Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.

<24>Income taxes

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

<25>Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests is presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interest.

<26>Earnings (loss) per share

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

<27>Segment reporting

The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As the Group primarily generates all its revenues from customers in the PRC and almost all the Group’s long lived assets are located in the PRC, no geographical segments are presented.

<28>Comprehensive income (loss)

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

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

For the year ended December 31, 2009, total revenue contributed by WoW was RMB710.3 million, including online game services and WoW-related produce sales, which represented approximately 88% of the Group’s total revenues.

Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells in-game items and game playing time primarily through sales of prepaid cards and prepaid online points to its players via Beijing Huiyuan Net Technology Co., Ltd., a national online distributor. Accounts receivable from this national online distributor represent 56% and 9% of the Group’s total accounts receivable as of December 31, 2010 and 2011, respectively.

<30>Acquisitions

The Group measures the consideration it transfers at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interest. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations.

<31>Fair value measurements

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

<32>Financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, advances to suppliers, prepayments and other current assets, prepaid royalties, accounts payable, advances from customers and long-term accounts payable. The carrying value of the Group’s cash and cash equivalents, accounts receivable, accounts payable, and other short term financial instruments approximate their market values due to the short-term nature of these instruments. The carrying value of long term accounts payable approximates its fair value as the impact to discount the long term payable with interest rate is insignificant. The Group does not use derivative instruments to manage risks.

<33>Recent accounting pronouncements

In May, 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, which expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. These amendments in this update generally represent clarifications of ASC 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP. The amendments in this update are to be applied prospectively. The amendments are effective for the Group during interim and annual periods beginning after December 15, 2011. The adoption of this ASU is not expected to have a significant effect on the Group’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income” (Topic 220) to amend requirements relating to the presentation of comprehensive income. The update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides an entity with the option to present total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Also, in December 2011, the FASB issued ASU 2011-12 to abrogate the requirement for presentation in the income statement of the effect on net income of reclassification adjustments out of accumulated other comprehensive income as required in ASU 2011-05. The adoption of these ASUs are not expected to have a significant effect on the Group’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit, i.e., Step 1 of the goodwill impairment test. If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The adoption of this ASU is not expected to have a significant effect on the Group’s consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this ASU is not expected to have a significant effect on the Group’s consolidated financial statements.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, Red 5, Red 5 Singapore and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.2939, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 30, 2011. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT and Huopu Cloud which were designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC, and ii) Fire Rain, Wanyouyl and Mengxiang Hulian, which are start-up research and development companies (“R&D VIEs”) developing games funded by the Group.

Shanghai IT and Huopu Cloud

Shanghai IT is a VIE whose shares were previously held by the Company’s chief executive officer and a vice president, and its shares are now held by the vice president and another employee of the Company. Shanghai IT holds an Internet Content Provider (“ICP”) license and other licenses for online game provision and collects revenue on behalf of the Group for its online games. Shanghai IT also provides other game operating support services and website solutions. Shanghai Jiucheng Advertisement was established by Shanghai IT in April 2007. The Company does not have any direct ownership interest in Shanghai IT, or Shanghai Jiucheng Advertisement (collectively “Shanghai IT”). For the operation of WoW, subsidiaries of the Company entered into master agreements with Shanghai IT, who merely acted as the provider of domain name granted by the Company and Internet content provider. The Group’s games other than WoW are operated by Shanghai IT. The9 Computer, a wholly-owned subsidiary of the Company, entered into an exclusive technical service agreement to provide technical service to Shanghai IT. In addition, The9 Computer entered into a series of agreements with the equity owners including equity pledge agreements and call option agreements which effectively assigned virtually all of the equity owners’ rights to the Company, including the right to declare dividends and an option to acquire all of the equity shares of Shanghai IT. In November 2011, the Company’s chief executive officer transferred his equity interest and assigned all his respective rights and obligations with respect to the loans to another employee of the Group.

In December 2010, Huopu Cloud was established in the PRC by two of the Company’s employees at the direction of the Company. As foreign-invested companies are prohibited or restricted from providing online game services in the PRC, the Group planned to perform certain online game operations and provide website solutions through Huopu Cloud. Since the Group did not have any equity interest in Huopu Cloud, the Group, through The9 Computer, entered into a series of agreements with Huopu Cloud and its equity owners, pursuant to which the Group is entitled to receive effectively all economic benefits generated from the equity interests in Huopu Cloud. The series of agreements included (i) equity pledge agreements under which the equity owners pledged all of their equity interests in Huopu Cloud as guarantee of their obligations under the loan agreement, (ii) call option agreements under which the equity owners granted The9 Computer an option to transfer all or part of the equity interests in Huopu Cloud to The9 Computer or its designee to the extent permitted by the PRC law, (iii) shareholder voting proxy agreements which effectively assigned virtually all of the equity owners’ rights to the Company, including all voting rights and the right to declare dividends, (iv) an exclusive technical service agreement under which The9 Computer shall provide technical services to Huopu Cloud exclusively for a service fee, and (v) loan agreements under which The9 Computer extended interest-free loans of a total of RMB50 million to the equity owners for their respective capital contributions in Huopu Cloud. The equity owners effectively acted on behalf of the Company to fund the required capital contributions from the Company into Huopu Cloud. For operation of certain games, Huopu Cloud acted as the provider of domain name granted by the Company and it may perform part of operating work.

As a result of the afore-mentioned contractual arrangements, the Group has the power to direct the activities that most significantly impact the economic success of Shanghai IT and Huopu Cloud and effectively assumes the obligation to absorb losses and has exclusive rights to receive benefits that are significant to Shanghai IT and Huopu Cloud. Accordingly, the Group is the primary beneficiary of Shanghai IT and Huopu Cloud and has included these entities in its consolidated financial statements since their establishment.

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly. Accordingly, the Company cannot be assured that the PRC government authorities will not take a view in the future contrary to the opinion of the Company’s directors. If the current ownership structures of the Group and its contractual arrangements with Shanghai IT are found to be in violation of any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

The Group has concluded that the aforementioned contractual arrangements are legally enforceable and provide the Group with full control of the VIEs. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

•

The VIEs and their respective shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may not be properly registered or may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from our offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIEs are domestic PRC enterprises owned by our nominee shareholders, we are not likely to finance their activities by means of direct capital contributions as well.

R&D VIEs

Fire Rain, Wanyouyl and Mengxiang Hulian are game studios located in different cities in the PRC. Fire Rain and Wanyouyl have been primarily engaged in the development of MMORPGs since 2009 and Mengxiang Hulian has started the development of web and mobile game since 2011. The Group had arrangements with each of Fire Rain, Wanyouyl and Mengxiang Hulian whereby the Group provided substantial financial support and obtained equity interests in these entities. These entities are primarily involved in developing online games which the Group has acquired or has an option to acquire exclusive licenses in Mainland China or worldwide for the game under development. As of December 31, 2010 and 2011, the Group held equity interest of 25% of Fire Rain and 20% of Wanyouyl, respectively. As of December 31, 2011, the Group effectively held 20% of Mengxiang Hulian.

Under the above arrangements with the R&D VIEs, the Group has the power to make decisions that significantly affect the entities’ operations and effectively assumed a majority of economic risks associated with these entities, and has the obligation to absorb losses and the right to receive returns that are significant to these entities. As such, the Group is the primary beneficiary of these entities and has included them in its consolidated financial statements since their respective dates of incorporation.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements before elimination of intercompany balances and transactions are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$ (Note 3)
Total assets	141,428,028	55,783,086	8,863,040
Total liabilities	265,829,394	248,540,735	39,489,146

	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$ (Note 3)

Revenue	802,074,406	107,447,650	104,859,164	16,660,443
Net loss	(79,376,759)	(72,685,391)	(54,324,661)	(8,631,319)

5. ACQUISITION

On April 6, 2010, the Group, through New Star, closed the acquisition of 39,766,589 shares of Series A convertible preferred stock of Red 5, an online game developer based in the US. The purchase price consisted of US$1.84 million paid in January 2010 to purchase 16,229,470 shares of outstanding series A convertible preferred stock from existing shareholders and US$15 million to purchase 23,537,119 shares of newly issued Series A convertible preferred stock, of which U$8 million was paid in 2010 and US$7 million was paid in 2011. As a result, the Company owned approximately 82% of the equity interest of Red 5 on an as-converted basis and became the controlling shareholder of Red 5 as of April 6, 2010. The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Group’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price of US$16.84 million (RMB114.9 million) is as follows:

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

In addition, the Group is contingently liable to pay up to US$3.65 million (RMB24.9 million) if certain former Red 5 employees fulfill employment contracts with the Company ranging from two to four years. Such amounts are being recorded as compensation expense on a straight line basis over the requisite service period.

Subsequent to April 6, 2010, the Group acquired 777,723 and 2,020,601 shares of common stock of Red 5 from the noncontrolling interest holders for US$0.1 million (RMB0.6 million) and US$0.2 million (RMB1.4 million) cash in 2010 and 2011, respectively. The equity interest increased to approximately 88% on an as-converted basis as of December 31, 2011.

As of the date of acquisition, Red 5 was in the process of fulfilling its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third party game publisher to develop an online game (Firefall) in exchange for cash consideration from the third party game publisher. The Group has settled the game development and license agreement with the third party game publisher. Please refer to Note 12.

The Group measured the fair value of in-process research and development of the game based on multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Backlog was valued using the multi-period excess earnings method based on the discounted cash flows to be generated from the rights and obligations under the agreement with the third party game publisher. The discounted cash flow model requires the use of significant unobservable inputs, including estimated costs to complete the game development, estimated game launch schedule, projected revenues, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which includes various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors.

Acquisition-related costs amounted to RMB0.2 million and were included in general and administrative expenses in the year ended December 31, 2010.

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

	Revenue	Net Loss
	RMB	RMB

Pro forma for 2009	802,629,351	(491,679,970)
Pro forma for 2010	108,513,582	(532,673,479)

Revenue and net loss from Red 5 since the acquisition date included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2010 was nil and RMB46.2 million, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$ (Note 3)

Receivable from cost method investee (Note 8 (1))	28,019,115	29,081,174	4,620,533
Accrued interest income	2,602,939	2,689,359	427,296
Prepayments and deposits	19,305,985	17,511,127	2,782,238
Others	14,041,698	16,778,481	2,665,833

	63,969,737	66,060,141	10,495,900

7. PREPAID ROYALTIES AND DEFERRED COSTS

Other than impairment related to WoW operation disclosed in Note 29, due to weaker than expected operating performance of certain games other than WoW, the Group also recognized an impairment loss for prepaid royalties and deferred costs of RMB60.9 million and RMB0.4 million, respectively, for the year ended December 31, 2009, RMB5.5 million and nil, respectively, for the year ended December 31, 2010, and nil and nil, respectively, for the year ended December 31, 2011. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive income (loss).

8. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2010	December 31, 2011	December 31, 2011	Share ownership as of December 31, 2011
	RMB	RMB	US$ (Note 3)%

Investments accounted for under equity method:
Object Software Limited (“Object Software”)	894,361	0	0	18.6%
Beijing Zhongqing Shenglian Internet Technology Co., Ltd. (“BZSIT”)	0	0	0	49%
Beijing Linkage Technology Co., Ltd. (“BLT”)	11,963,228	9,706,069	1,542,139	45%
Shanghai Jichuang Network Technology Co., Ltd. (“Jichuang”)	0	2,816,574	447,508	30%
Beijing Boran Lexiang Technology Co., Ltd. (“Boran Lexiang”)	0	2,018,339	320,682	15%
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,588,840	1.2%

G10 Entertainment Corporation (“G10”)	24,892,921	24,892,921	3,955,087	13.7%

OpenFeint Inc. (“OpenFeint”)	27,093,200	0	0	0%

“CrowdStar Inc. (“Crowdstar”)”	0	22,617,240	3,593,518	2.3%

Total	74,843,710	72,051,143	11,447,774

<1> G10

In April 2008, the Group, through China Crown Technology, invested US$38.3 million in cash to subscribe 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities. Accordingly, the Group accounted for the investment in G10 under cost method, with an amount of US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price would be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, which would result in a purchase price reduction of US$25.0 million under the Share Subscription Agreement. After further negotiations, both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million, payable in 26 equal monthly installments beginning in February 2011. A Korean bank issued an irrevocable guarantee to the Group, guaranteeing payment of up to US$10.0 million of G10’s obligation under the settlement agreement. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. As of December 31, 2011, RMB29.1 million (US$4.6 million) receivable due in 2012 was recorded in prepayments and other current assets and RMB7.3 million (US$1.2 million) receivable due in and after 2013 was recorded in other long-term assets.

As G10’s performance was less than satisfactory, which indicates that a decrease in value of the Group’s investment may be other than temporary, the Group performed an impairment assessment and recognized an impairment loss of RMB184.9 million for the year ended December 31, 2010. The Group measured the fair value of the investment based on a combination of discounted cash flow approach and market approach. Discounted cash flow approach is used for G10 and its non-public subsidiaries. Market approach is used for its public subsidiary based on the market capitalization of the subsidiary. Key assumptions included the probabilities of liquidation and conversion, discounted cash flow and the lack of marketability discount rate. The discounted cash flow analysis requires the use of significant unobservable inputs, including estimated costs to complete game development, estimated game launch schedule, projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which including various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2011.

In December 2011, pursuant to the agreements between the shareholders of G10 and T3 Entertainment Co., Ltd. (“T3”), a wholly-owned subsidiary of G10, G10 was spun off and the shareholders of G10 became shareholders of T3 at the same shareholding percentage. In February 2012, the changes in shareholding structures of G10 and T3 was completed and the Group owned 32,290 ordinary shares of T3, which reflects the same percentage of equity the Group owned in G10 on an as converted basis.

<2> OpenFeint

In July 2010, the Group, through Asian Way, invested US$4.0 million in the form of cash to subscribe 987,654 Series 3 preferred stocks issued by OpenFeint, a San Francisco-based company that develops mobile games and operates OpenFeint, a leading mobile social platform for smart phones. The investment accounted for less than 20% of OpenFeint on an as converted basis.

In April 2011, together with all the then existing shareholders of OpenFeint, the Group sold all of its Series 3 preferred stocks of OpenFeint to a third party for US$10.9 million (RMB68.7million) cash consideration and recognized a gain on investment disposal of RMB44.4million (US$7.1 million) for the year ended December 31, 2011 accordingly.

In December 2010, the Group entered into a software license agreement with OpenFeint for the Group to launch and operate OpenFeint and its related software for five years after commercial launch in PRC. The Group launched The9 Game Zone powered by OpenFeint in April 2011.

<3> CrowdStar

In May and November 2011, the Group invested US$2.5 million and US$1 million cash, respectively, to subscribe 118,030 and 47,212 Series 2 preferred stocks issued by CrowdStar, a San Francisco-based social and mobile game company, which accounted for less than 20% of its total outstanding equity on an as converted basis. The preferred stocks are convertible, non-redeemable, have a liquidation preference and do not have a readily determinable fair value.

9. AVAILABLE-FOR-SALE INVESTMENTS

<1>Investment in Youjia Group Limited. (“Youjia”)

In November 2011, the Group acquired 925,926 redeemable and convertible preferred shares of Youjia, a mobile social application developer based in the PRC, for a consideration of US$1.0 million. The Group’s investment represented 6.67% of Youjia’s equity interest on an as converted basis. The Group recorded the investment in Youjia as an available-for-sale investment as the redeemable convertible preference share are in substance a debt security. As of December 31, 2011, the Group determined that the fair value of the investment in Youjia approximated the carrying value of RMB 6.3 million.

<2>Investment in Infocomm Asia Holdings Pte Ltd. (“IAH”)

In July 2006, the Group acquired 2,000,000 redeemable and convertible preferred shares of Infocomm Asia Holdings Pte. Ltd. (“IAH”), a Singapore online game operator, for a consideration of US$2.0 million.

In April 2009, the Group entered into a convertible loan agreement with IAH. Under the agreement, IAH issued a US$1.0 million convertible loan to the Group, which bears an interest of 3% per annum.

IAH went into serious financial difficulty in 2009, causing a significant decline in fair value of the Group’s investment in IAH. In late 2009, the Group assessed the recoverability of its investments in IAH and did not expect to recover the cost of preferred shares and convertible loan and recognized full impairment loss of RMB36.0 million on the investments. The Group recognized RMB22.4 million as an impairment loss in earnings and reversed RMB13.6 million unrealized gain that was previously recognized in other comprehensive income for the year ended December 31, 2009.

In June 2010, the Group sold the investments in IAH, to a third party with total proceeds of approximately RMB6.8 million (US$1.0 million) and recognized a gain on disposal of the investment at the same amount for the year ended December 31, 2010.

10. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)

Office buildings	59,911,552	64,488,993	10,246,269
Computer and equipment	197,475,113	193,354,191	30,720,887
Leasehold improvements	8,860,119	7,903,060	1,255,670
Office furniture and fixtures	13,822,926	9,558,048	1,518,621
Motor vehicles	10,251,896	13,012,578	2,067,490
Software	16,366,922	16,957,721	2,694,311
Construction in progress	0	1,150,000	182,717
Less: accumulated depreciation and amortization	(248,627,064)	(245,911,570)	(39,071,414)

Net book value	58,061,464	60,513,021	9,614,551

Depreciation and amortization charges for the years ended December 31, 2009, 2010 and 2011 amounted to RMB123.0 million, RMB23.9 million and RMB14.9 million (US$2.4 million), respectively.

The Group recorded impairment of RMB21.1 million, RMB4.9 million and nil on equipment in 2009, 2010 and 2011, respectively, as detailed at Note 15.

11. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2010	30,199,751	(30,199,751)	0
Acquisition	10,870,537	0	10,870,537
Translation difference	(322,214)	0	(322,214)

Balance at December 31, 2010	40,748,074	(30,199,751)	10,548,323

Translation difference	(512,548)	0	(512,548)

Balance at December 31, 2011	40,235,526	(30,199,751)	10,035,775

Balance at December 31, 2011 US$ (Note 3)	6,392,781	(4,798,257)	1,594,524

In 2005, the Group recognized goodwill of RMB30.2 million and intangible assets of RMB283.7 million in connection with the acquisition of equity interest in C9I. There was no change in the carrying amount of goodwill from the initial recognition date to December 31, 2008. Due to the expiration of WoW license, related goodwill was fully impaired during the year ended December 31, 2009.

In 2010, the Group recognized goodwill of RMB10.9 million in connection with the business combination of Red 5 (Note 5).

12. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

<1> Intangible assets subject to amortization

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)

Backlog	2,730,000	0	0
Acquired game licenses	79,869,672	227,111,818	36,084,434
Less: Accumulated amortization	(76,791,769)	(78,750,399)	(12,512,179)
Translation difference	(80,920)	(209,639)	(33,308)

Net book value of intangible assets subject to amortization	5,726,983	148,151,780	23,538,947

The Group and the licensors agreed to unwind certain game license agreements in 2010. The Group reclassified prepaid license fees of RMB26.7 million from intangible assets to prepayments and other current assets in 2010, for the amount that would be refunded according to the payment schedule.

Since its acquisition by the Group on April 6, 2010, Red 5 has been substantially devoting its operating activities to fulfill its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third party game publisher to develop Firefall in exchange for cash consideration from the third party game publisher. Prior to the acquisition, Red 5 received a total of US$24.7 million cash consideration as an advance recoupable against future royalties payable to Red 5. Red 5 retained the ownership of the game and granted the third party game publisher an exclusive, non-transferable term license to market and distribute the game and host the game to customers in specified regions after Red 5 completes the game development. Red 5 continues to perform its obligations under the agreement post-acquisition, including the provision of post-contract customer support for the hosted version of the game to the third party game publisher during the term of the license. The initial term of the agreement is from February 2006 through the fifth anniversary of the first commercial release of the initial game. Thereafter, the agreement can be renewed in two-year terms.

In September 2011, Red 5 Korea, Red 5 Singapore and Red 5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party game publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive, non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million (RMB 62.9 million) and guaranteed an additional payment of US$12.7 million (RMB 79.9 million) to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million (RMB62.9 million) and the guaranteed amount of US$12.7 million (RMB79.9 million), was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The amount payable which is expected to due on or before December 31, 2012 amounted to US$ 3.2 million (RMB 20.0 million) was recorded in accounts payable under current liabilities. The remaining unpaid amount was recorded in long-term accounts payable.

The Group pledged the intellectual property in relation to the game to secure the guaranteed amount. Following this license acquisition, the previously recognized backlog of US$ 0.4 million in relation to the Red 5 acquisition was reclassified to acquired game licenses as it was considered to be additional cost to acquire the game license paid in prior year.

Amortization expense related to intangible assets was RMB49.5 million, RMB10.0 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2012	17,974,753	2,855,901
2013	20,608,033	3,274,287
2014	20,608,033	3,274,287
2015	20,608,033	3,274,287
2016	20,608,033	3,274,287

Total	100,406,885	15,953,049

<2> Intangible assets not subject to amortization

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)

In-process research and development	12,285,000	12,285,000	1,951,890
Translation difference	(364,141)	(943,380)	(149,888)

Net book value of intangible assets not subject to amortization	11,920,859	11,341,620	1,802,002

The Group recorded impairment on intangible assets of RMB27.5 million, RMB33.0 million and nil in 2009, 2010 and 2011, respectively, which was recorded in the impairment of equipment, intangible assets and goodwill line item in the consolidated statements of operations and comprehensive loss, as detailed in Note 15.

13. LAND USE RIGHT

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,349	85,160,349	13,530,617
Less: accumulated amortization	(7,203,413)	(9,124,323)	(1,449,709)

Net book value	77,956,936	76,036,026	12,080,908

Amortization charge for the years ended December 31, 2009, 2010 and 2011 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

14. Other long-term assets

Other long-term assets are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)
Deferred employee compensation	18,462,866	10,708,214	1,701,364
Prepayment and deposits for property, equipment and software	0	28,565,286	4,538,567
Receivable from cost method investee (Note 8(1))	38,207,885	7,270,199	1,155,118
Receivable from WoW game points refund agent (Note 19)	0	28,651,292	4,552,232
Others	157,151	561,612	89,231

Total	56,827,902	75,756,603	12,036,512

15. IMPAIRMENT OF LONG-LIVED ASSETS

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

The impairment assessment related to WoW asset group was detailed in Note 29. For asset groups related to games other than WoW, estimates of future cash flows developed during the revision of the original budgets by taking into consideration of lower than expected projected operating performance as well as market acceptance of games that have not been commercially launched and expected future game operations, indicated certain asset groups of the Company may not recover their carrying value. As a result of the Company’s impairment tests, impairments were identified on the asset groups of certain games, licensing fees paid for certain games that the Group has not commercially launched and certain idle computer equipment. The impairment provision was recognized equal to the excess of the carrying value over the fair value of the associated assets. The Group determined the fair value of the assets group using the income approach. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenue expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the online game industry. The impairment charges were recognized as follows:

(i)	Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment and acquired game licenses of RMB7.6 million and RMB26.7 million, respectively, in 2009. Impairment provisions on computer equipment and acquired game licenses of RMB4.9 million and RMB21.5 million, respectively, were recognized in 2010. No such impairment provision was made in 2011. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue. Due to the lower than expected market acceptance of the games and the following the content updates, certain games experienced significantly lower than expected user levels and revenue.

(ii)	The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on acquired game licenses of RMB0.8 million and RMB11.5 million and nil were recognized in 2009, 2010 and 2011, respectively.

(iii)	During the year ended December 31, 2009, impairment provisions on idle computer equipment of RMB13.6 million was recognized in view of the low possibility to reuse the idle computer equipment in the foreseeable future.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2009 and 2010, the Group did not have any assets or liabilities measured at fair value on a recurring basis after initial recognition.

The Group’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2011:

	Fair Value Measurements at Reporting Date Using
	Quoted Price in Active Markets for Identified assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Available-for- sale investment- Youjia (Note 9)	0	0	6,342,100

The Group measured the fair value of its investment in Youjia as of December 31, 2011 using the income approach based on a weighted average of multiple discounted cash flow scenarios, which required the use of unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments.

For recurring fair value measurements using significant unobservable inputs (Level 3), the following table presents the changes in the Group’s available-for-sale investment that was measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2009, 2010 and 2011. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2009, 2010, and 2011.

	Fair Value Measurements Using Significant Unobservable Inputs
	(Level 3)
	2009	2010	2011
	RMB	RMB	RMB
Balance at the beginning of the year	29,218,400	0	0
Purchases	6,837,000	0	6,342,100
Reversal of unrealized gain previously recognized in other comprehensive income	(13,643,131)	0	0
Impairment losses included in earnings	(22,412,269)	0	0

Balance at the end of the year	0	0	6,342,100

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		RMB	RMB	RMB

Investments in equity investees	24,892,921	0	0	24,892,921	196,115,321
Computers and equipment	0	0	0	0	4,928,991
Upfront licensing fees	0	0	0	0	33,020,462

Total	0	0	0	24,892,921	234,064,774

Significant unobservable inputs (Level 3) were used in measuring the fair value of the Group’s investments in equity investees based on which the other-than-temporary impairment losses were calculated. The Group measured the fair value of its investment in BZSIT as of December 31, 2010 using the income approach based on a weighted average of multiple discounted cash flow scenarios, which required the use of unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments. As a result of the impairment test, the investment in BZSIT with a carrying amount of RMB11.2 million was fully impaired. Using the valuation technique described in 8<1>, the Group measured the fair value of its investment in G10 at RMB24.9 million as of December 31, 2010. The investment in G10 with a carrying amount of RMB276.0 million, after reduction of RMB66.2 million receivable, was impaired by the amount of RMB184.9 million. The above impairment charges were included in impairment loss on investments on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2010.

The less than satisfactory performance of certain games indicated that the carrying amounts of intangible assets and property and equipment may not be recoverable. As a result of the long-lived asset impairment tests, computers and equipment and acquired game licenses held and used with a carrying amount of RMB4.9 million and RMB33.0 million, respectively, were fully impaired, with the resulting impairment charges included in earnings for the year ended December 31, 2010.

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2009, 2010 and 2011. Therefore, no Hong Kong profit tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law(“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy five-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years from 2008 to 2012 and the subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate.

In April 2007, C9I Beijing received approval from certain government authorities to be classified as a HNTE. This classification, subject to annual inspection, entitles C9I Beijing to enjoy an EIT exemption for 2007, 2008 and 2009, and a 50% reduction of the statutory rate in the three years thereafter, for which the Beijing tax authorities have granted approval. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE company is required to re-apply for this qualification according to the new implementation rules. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2008, C9I Beijing re-applied for the HNTE qualification and received approval for the HNTE qualification and related preferential tax rates during the period of 2008-2010 from the government authorities. Total tax savings of C9I Beijing from the EIT exemption were RMB 35,865,045, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2011, Shanghai IT re-applied for its HNTE qualification and obtained approval. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2011 to 2013. Total tax savings of Shanghai IT were nil for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Composition of income tax benefit (expense)

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax (expense) benefit	(1,871,215)	39,061	(165)	(26)
China	(1,871,215)	39,061	(165)	(26)
Other jurisdictions	0	0	0	0
Deferred taxation	69,182,452	131,458,011	56,216,109	8,931,839
China	69,182,452	56,671,847	20,125,336	3,197,594
Other jurisdictions	0	74,786,164	36,090,773	5,734,245
Change in valuation allowance	(61,775,371)	(138,865,092)	(56,216,109)	(8,931,839)
China	(61,775,371)	(64,078,928)	(20,125,336)	(3,197,594)
Other jurisdictions	0	(74,786,164)	(36,090,773)	(5,734,245)

Income tax (expense) benefit	5,535,866	(7,368,020)	(165)	(26)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011

PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(15%)	(4%)	1%
Change of prior year deferred tax assets	0%	0%	(5%)
Change of valuation allowance	(15%)	(15%)	(19%)
(Income) not subject to tax and non-deductible expenses, net	(8%)	(9%)	1%
Effect of tax holidays	3%	(1%)	0%
Effect of future tax rate change	11%	3%	0%
Effect of expired net operating loss carry forwards	0%	0%	(3%)

Effective EIT rate	1%	(1%)	0%

Significant components of deferred tax assets

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	4,719,640	4,719,622	749,873
Temporary differences related to provision for advances to suppliers	2,085,908	0	0
Temporary differences related to provision for doubtful accounts	6,080,201	0	0
Temporary differences related to prepaid royalties	7,795,758	4,495,406	714,248
Other	939,162	1,721,596	273,534

Total current deferred tax assets	21,620,669	10,936,624	1,737,655
Less: Valuation allowance	(21,620,669)	(10,936,624)	(1,737,655)

Net current deferred tax assets	0	0	0

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	19,516,778	13,139,782	2,087,701
Startup expenses and advertising fee	5,929,990	9,818,616	1,560,021
Temporary differences related to research and development credits	2,916,809	5,368,367	852,948
Temporary differences related to equity investment	0	5,619,339	892,823
Foreign tax credits	16,358,069	15,563,223	2,472,747
Temporary differences related to provision for prepayment for equipment	11,625,000	5,000,000	794,420
Tax loss carry forwards	179,160,426	247,897,899	39,387,009

Total non-current deferred tax assets	235,507,072	302,407,226	48,047,669
Less: Valuation allowance	(235,507,072)	(302,407,226)	(48,047,669)

Net non-current deferred tax assets	0	0	0

Total deferred tax assets	0	0	0

Significant components of deferred tax liabilities

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,803,848	5,521,837	877,331

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2011
	RMB	RMB	US$
			(Note 3)
Balance at January 1	118,262,649	257,127,741	40,853,484
Increase in valuation allowance	138,865,092	56,216,109	8,931,840

Balance at December 31	257,127,741	313,343,850	49,785,324

For the years ended December 31, 2010 and 2011, additional valuation allowance of approximately RMB138.9 million and RMB56.2 million was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2011, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB638.0 million, of which RMB2.8 million, RMB16.5 million, RMB133.9 million, RMB246.7 million and RMB238.2 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operation losses can be utilized before expiry.

As of December 31, 2011, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately $35.2 million and $35.2 million, respectively, which will begin to expire in 2026 and 2020, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.7 million and US $0.7 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2016. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operation losses and credits carry forward can be utilized before expiry.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2009, 2010 and 2011.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2009, 2010 and 2011.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2009, 2010 and 2011. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2009, 2010 and 2011, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2011, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2005 through 2011 are open tax years, subject to examination by the relevant tax authorities.

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are as follows:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 3)

Staff cost related payables	20,037,102	27,419,504	4,356,520
Professional services	12,761,093	10,613,150	1,686,260
Product development services	2,665,366	3,090,913	491,097
Marketing and promotion	1,034,855	1,692,630	268,932
Others	5,830,401	5,090,126	808,739

	42,328,817	47,906,323	7,611,548

19. Refund of WoW game points

As a result of the loss of the WoW license on June 7, 2009, the Group announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. The difference between the face value of the point cards and the net proceeds the Group received in the sales of the respective point cards was recorded as additional cost of services, amounting to RMB22.1 million for the year ended December 31, 2009.

The refund provision related to these WoW game points will be recorded as other operating income after the release of liability to refund under the respective laws. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 based on the applicable laws and the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011. The remaining legal liability relating to the activated WoW game points of RMB170.0 million (US$27.0 million) still exist as of December 31, 2011 and, to the extent not refunded, will be legally released within 20 years from September 2009 under current laws.

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent amounting to RMB43.3 million for this purpose. In 2010 and 2011, RMB0.4 million and nil were refunded to game point card holders through the agent, respectively. As of December 31, 2011, the balance of the advance payment to the agent was RMB42.9 million (US$6.8 million). In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refund to game point holders. As of December 31, 2011, the current portion of RMB8.6 million (US$1.4 million) was recorded in prepayments and other current assets and the present value of the long-term portion amounting to RMB28.7 million (US$4.6 million) was recorded in other long-term assets, respectively.

20. SHARE REPURCHASE PROGRAM

In June 2011, the Company’s Board approved share buyback of up to US$25 million of its ADSs, This share repurchase program has been terminated in November 2011. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$3.4 million and repurchased approximately 0.7 million shares of its ADSs as of December 31, 2011, which were retired by the Company.

21. SHAREHOLDER RIGHTS PLAN

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

22. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB30.5 million RMB24.8 million and RMB 24.3 million (US$3.9 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. SHARE-BASED COMPENSATION

23.1 Stock options granted by the Company

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

On September 1, 2009, the Company modified the exercise prices of certain options granted to directors and employees to US$7.36 per share, the market price on the date of modification. The original exercise price of the modified options ranged from US$12.04 to US$38.54. The Company determined the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. As the options have a graded vesting schedule, RMB12.2 million incremental compensation cost was recorded immediately upon modification for the vested portion and the remaining RMB3.4 million was amortized over the remaining vesting period of 2010 to 2011.

As of December 31, 2011, options to purchase 3,806,615 ordinary shares were outstanding and options to purchase 1,565,624 ordinary shares were available for future grant under the 2004 Option Plan. The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	3,995,882	US$	5.65	4.57	US$	6,061,473
Granted	92,000	US$	4.78
Exercised	(21,474)	US$	5.20
Forfeited	(259,793)	US$	5.43

Outstanding at December 31, 2011	3,806,615	US$	5.64	3.60	US$	6,351,833

Vested and expected to vest at December 31, 2011	3,580,109	US$	5.65	3.58	US$	5,994,648

Exercisable at December 31, 2011	1,682,536	US$	5.98	3.38	US$	2,649,147

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil, US$4,579 and US$41,165 for year ended December 31, 2009, 2010 and 2011 respectively.

The weighted-average grant-date fair value of options granted during the years 2010 and 2011 was US$2.23 and US$1.92, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during year 2009.

	For the year ended December 31, 2010		For the year ended December 31, 2011

Risk-free interest rate		0.77%-1.03%		0.33%
Expected life (years)		3.25		3.25
Expected dividend yield		0		0
Volatility		59.24%-60.71%		57.90%
Fair value of options at grant date	US$	2.13-US$2.58	US$	1.92

The fair value of certain options, of which exercise prices were modified in September 2009, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

For the year ended December 31, 2009

Risk-free interest rate		0.08%-1.44%
Expected remaining life (years)		0.13-3.14
Expected dividend yield		0
Volatility		49%-67%

Fair value of incremental cost	US$	0.06-US$2.03

For the years ended December 31, 2009, 2010 and 2011, the Company recorded share-based compensation of RMB58.8 million, RMB24.0 million and RMB17.9 million (US$2.8 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost of RMB13.4 million due to modification of option exercise price in September 2009.

As of December 31, 2011, there was approximately RMB26.7 million (US$4.2 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.75 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.2 Equity warrants granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu, the Chairman of the Board and Chief Executive Officer of the Company. On November 17, 2008, as approved by the Board of Directors, the Company granted equity warrants to Incsight to purchase 552,196 ordinary shares. The Board considered the grant of equity warrants as an incentive to retain Mr. Zhu’s services with the Group, and the Board further noted that Mr. Zhu and the Group agreed that the equity warrants would be forfeited in the event that Mr. Zhu’s services with the Group is terminated voluntarily or involuntarily any time after grant and before vesting. The exercise price of the equity warrants is US$12.04 per share, the market price on the date of grant. The equity warrants would vest over one year with 25% vested at the end of each quarter, commencing from November 17, 2008 and are exercisable no later than November 16, 2011. As of November 16, 2011, none of such warrants were exercised and therefore all such warrants were expired.

The fair value of the equity warrants granted was US$3.68, which was measured on the grant date based on the Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.22%
Expected life (years)	1.81
Expected dividend yield	0
Volatility	57%

The Group recorded share-based compensation of RMB12.0 million, nil and nil for equity warrants granted for the years ended December 31, 2009, 2010 and 2011, respectively.

23.3 Ordinary shares granted to Incsight Limited (“Incsight”)

On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight which are subject to performance conditions, 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. It is considered probable the performance targets will be met. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. The Group recorded share-based compensation of RMB3.9 million and RMB30.8 million (US$4.9 million) for the years ended December 31, 2010 and 2011, respectively.

23.4 Ordinary shares granted to non-executive directors

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of the Group’s four non-executive directors, which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such directors continue their services during the period. An aggregate of 40,000 ordinary shares vested in July 2011. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. The Group recorded share-based compensation of RMB2.3 million (US$0.4 million) for the year ended December 31, 2011.

23.5 Stock options granted by TDC

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

The following table summarizes the TDC’s share option activities with Mr. Zhu and TDC employees:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	16,875,000	HK$	0.10	5.0	Nil
Forfeited	(264,000)	HK$	0.10		Nil

Outstanding at December 31, 2011	16,611,000	HK$	0.10	4.0	Nil

Vested and expected to vest at December 31, 2011	16,611,000	HK$	0.10	4.0	Nil

Exercisable at December 31, 2011	16,611,000	HK$	0.10	4.0	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2011 is calculated as the difference between the estimated fair value at December 31, 2011 and the exercise price of the shares.

The fair value of options granted was RMB0.11, measured on the grant date based on the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.75%
Expected life (years)	5.00
Expected dividend yield	0
Volatility	53%

TDC recorded share-based compensation of RMB0.5 million, RMB0.5 million and RMB0.4 million (US$0.1 million) for options granted for the years ended December 31, 2009, 2010 and 2011, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

23.6 Stock options granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of April 6, 2010 and December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2011, Red 5 granted a total of 27,041,836 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2011, option to purchase 19,684,602 share of common stock were outstanding and options to purchase 2,105,703 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2011	8,389,872	US$	0.136	4.86	US$	78,375
Granted	11,340,283	US$	0.124
Exercised	(30,553)	US$	0.024
Forfeited	(15,000)	US$	0.245

Outstanding at December 31, 2011	19,684,602	US$	0.129	4.95	US$	74,867

Vested and expected to vest at December 31, 2011	19,545,029	US$	0.129	4.95	US$	74,867

Exercisable at December 31, 2011	6,583,539	US$	0.132	4.31	US$	67,659

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the period from April 6, 2010 to December 31, 2010 and for the year ended December 31, 2011 were US$14,141 and $3,507, respectively.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	1.70%-5.00%
Expected life (years)	5.00-6.00
Expected dividend yield	0
Volatility	38.89%-69.36%

Red 5 recorded share-based compensation of RMB1.8 million and RMB1.5 million (US$0.2 million) for options granted for the period from April 6, 2010 to December 31, 2010 and for the year ended December 31, 2011, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2011, there was approximately RMB8.8 million (US$1.4 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 employees. This cost is expected to be recognized over three and a half years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.7 Nonvested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.4 million (US$0.06 million) for the years ended December 31, 2011.

24. RELATED PARTY TRANSACTIONS AND BALANCES

The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“9Webzen Shanghai”), a subsidiary of a 30% equity investment of the Group which were fully impaired in 2008, had entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the jointly services agreements. The share revenue from 9Webzen Shanghai amounted to RMB0.5 million, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

The amounts due from 9Webzen Shanghai amounted to RMB1.3 million as of December 31, 2010. Due to long outstanding and uncertainty on the recoverability for the amount due from 9Webzen Shanghai, the Group has stopped to recognize revenue pursuant to the agreements with 9Webzen Shanghai in 2010. The amount due from 9Webzen Shanghai of RMB1.3 million was fully provided for as of December 31, 2010.

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2011
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net loss attributable to ordinary shareholders	(405,152,407)	(499,611,594)	(284,329,931)	(45,175,477)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	25,414,620	25,121,679	24,956,197	24,956,197

Loss per share
- Basic and diluted	(15.94)	(19.89)	(11.39)	(1.81)

The Company had 1,856,296, 6,048,078 and 5,865,811 stock options, warrants and nonvested shares outstanding as of December 31, 2009, 2010 and 2011, respectively, which could have potentially diluted loss per share in the future, but were excluded in the computation of diluted loss per share in those periods, as their effect would have been anti-dilutive due to the net loss reported in such periods.

26. RESTRICTED NET ASSETS

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

In March 2009, the Board of Directors of Shanghai IT approved the appropriation of statutory reserves of RMB3.2 million. In 2010 and 2011, there was no appropriation of statutory reserves.

27. Noncontrolling interest

As of December 31, 2011, the Group’s noncontrolling interest mainly included equity interests in Red 5, Fire Rain, Wanyouyl and Mengxiang Hulian and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2009, 2010 and 2011.

	December 31, 2009	December 31, 2010	December 31, 2011
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(405,152,407)	(499,611,594)	(284,329,931)

Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	0	5,564	4,044
Increase in The9 Limited’s additional paid-in capital for purchase of common shares of Red 5 from holders of noncontrolling interest	0	523,586	1,565,749
Decrease in The9 Limited’s additional paid-in capital for conversion of a loan into equity of Fire Rain	(2,757,183)	0	0
Decrease in The9 Limited’s additional paid-in capital for capital contribution to Red 5, Fire Rain, Wanyouyl and Mengxiang Hulian	0	(6,981,392)	(12,741,104)

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(407,909,590)	(506,063,836)	(295,501,242)

28. COMMITMENTS AND CONTINGENCIES

28.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2011 are as follows:

	RMB	US$
		(Note 3)

2012	15,089,018	2,397,404
2013	4,724,965	750,721
2014	242,094	38,465

	20,056,077	3,186,590

Total rental expenses amounted to RMB62.1 million, RMB18.4 million and RMB21.2 million (US$3.4 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

28.2 Other contractual obligations

As of December 31, 2011, the license fee the Group has committed to pay upon the commercial launches of the licensed games was US$0.7 million.

28.3 Contingencies

On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Group to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. The lawsuit was heard on November 26, 2009 by the Beijing Superior Court. The Group asserted its rights in the court. On February 3, 2010, the court issued a judgment against the Group and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, the Group shall pay a total of RMB1.6 million compensation to the plaintiff. Subsequently, the plaintiff filed an appeal challenging the judgment. Based on advice from external legal counsel, the Group’s management believes that it is most probable that the appellate court will uphold the judgment. As of December 31, 2009, the Group had accrued RMB6.1 million for this litigation, including legal fees, based on the latest development. The Group has paid RMB4.5 million and RMB1.2 million in 2010 and 2011, respectively, and further accrued RMB2.8 million and RMB0.3 million for compensation and legal fees relating to this litigation during the years ended December 31, 2010 and 2011, respectively. The amount of compensation and legal fees is subject to the final result of the appeal, which is still in process.

On October 21, 2009, a securities class action lawsuit, entitled Glaser v. The9 Ltd. et al., Case No. 09-Civ-8904 was filed in the United States District Court for the Southern District of New York against the Group in connection with the non-renewal of the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs in this case allege that the defendants misrepresented or failed to make material disclosures regarding the likelihood that we would be renewing the WoW license agreement with Blizzard Entertainment, Inc. The plaintiffs allege federal securities law violations and seek unspecified damages. On November 4, 2009, an additional securities class action lawsuit, entitled O’Dea v. The9 Ltd. et al., Case No. 09-Civ-9166 was filed in the United States District Court for the Southern District of New York against the same defendants with substantially the same allegations. The court consolidated these complaints into a single action on February 2, 2010, and the consolidated complaint was filed on March 19, 2010. The Group filed a motion to dismiss the consolidated complaint on May 28, 2010. The plaintiffs filed their opposition to the motion to dismiss on July 12, 2010, to which the Group filed a reply on August 11, 2010. In March 2011, the court granted the Company’s motion to dismiss. In May 2011 the plaintiffs filed a stipulation of voluntary dismissal and accordingly, no accruals had been provided.

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third party company in China, alleging that the defendants used his name and image in a web and social game operated by the Group without his authorization. In July 2011, the plaintiff amended his compliant to include The9 Computer as a defendant. The plaintiff in the case demanded, among others, that the defendants to pay RMB20 million for its alleged losses. Based on the Group’s estimation, which was based on the advice from external legal counsel, it is probable the Group may lose the lawsuit and the estimated contingent loss is approximately RMB2 million based on historical record of such civil lawsuit. Accordingly, the Group accrued the RMB2 million (US$0.3 million) contingent loss for the year ended December 31, 2011.

29. IMPAIRMENT AND CHARGES RELATED TO EXPIRATION OF WOW LICENSE

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

For the year ended December 31, 2009, the Group recorded the following impairment and certain other charges:

•

The Group continued to make prepayment of royalties for WoW until the expiration of the WoW license. As a result of the non-renewal of the WoW license, the Group recognized an impairment loss for prepaid royalties, deferred costs and related prepaid withholding taxes of RMB60.7 million, RMB38.1 million and RMB4.4 million, respectively, for the year ended December 31, 2009;

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

For the years ended December 31, 2010 and 2011, there were no additional impairment charges recorded related to the expiration of WoW license.

30. Subsequent Events

In January 2012, the Group entered into a cooperative agreement with Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”), for endorsing and promoting Firefall for a term of two years. Under the agreement, Shenhua players will wear jerseys bearing the name and logo of Firefall in all domestic and international soccer games as well as make appearances at press conferences, product promotion, sales initiatives for Firefall, and participate in other activities for promoting Firefall. The Group will pay Shenhua RMB32 million for the promotion services. In addition, the Group entered into an endorsement agreement with Nicolas Anelka (“Anelka”), a famous soccer player newly joining Shenhua, for worldwide endorsement and promotion of Firefall for a consideration of EUR2.7 million (RMB21.9 million). As Mr. Zhu, the Chairman and chief executive officer of the Company and one of the principal shareholders of the Company, is also one of the major shareholders of Shenhua, the endorsement and promotion transactions with Shenhua and Anelka constituted related party transactions.