Form 20-F
period 2012-12-31
The9 LTD
filed 2013-04-18
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

28,783,929 ordinary shares, par value $0.01 per share, as of December 31, 2012.

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as context may require, its subsidiaries and our affiliated entities, (2) the terms “affiliated entities” refer to our affiliated PRC entities, namely Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, and Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, as well as our other affiliated entities, namely Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, Shanghai Jiushi Interactive Network Technology Co., Ltd., or Jiushi, and Shanghai Mengxiang Hulian Digital Technology Co., Ltd., (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2012. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Consolidated Statement of Operation Data
Revenues	1,806,130	802,629	108,514	112,466	163,581	26,256
Sales taxes	(94,639)	(42,113)	(5,676)	(6,089)	(9,147)	(1,468)
Net revenues	1,711,491	760,516	102,838	106,377	154,434	24,788
Cost of services	(997,949)	(712,473)	(103,257)	(39,118)	(69,416)	(11,142)
Gross profit (loss)	713,542	48,043	(419)	67,259	85,018	13,646
Operating expenses	(578,993)	(530,884)	(353,365)	(477,284)	(677,529)	(108,751)
Other operating income	—	—	—	25,993	120	19
Profit (loss) from operations	134,549	(482,841)	(353,784)	(384,032)	(592,391)	(95,086)
Interest income	56,691	30,501	23,183	30,416	21,786	3,497
Other income (expense), net	(18,967)	61,840	19,259	(653)	4,644	746
Income (loss) before income tax (expense) benefit, gain on investment disposal, impairment loss on investments and share of loss in equity investments	172,273	(390,500)	(311,342)	(354,269)	(565,961)	(90,843)
Income tax (expense) benefit	(47,929)	5,536	(7,368)	—	—	—
Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments	124,344	(384,964)	(318,710)	(354,269)	(565,961)	(90,843)
Gain on investment disposal	—	—	6,828	44,435	15,726	2,524
Impairment loss on investments	(25,922)	(22,412)	(196,116)	—	(3,244)	(520)
Share of loss in equity investments	(2,241)	(2,556)	(10,713)	(3,342)	(6,347)	(1,019)

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Net income (loss)	96,181	(409,932)	(518,711)	(313,176)	(559,826)	(89,858)
Less: Net loss attributable to noncontrolling interest(2)	(655)	(4,780)	(19,099)	(28,846)	(45,824)	(7,355)
Net income (loss) attributable to holders of ordinary shares	96,836	(405,152)	(499,612)	(284,330)	(514,002)	(82,503)
Net income (loss) attributable to holders of ordinary shares per share
Basic	3.50	(15.94)	(19.89)	(11.39)	(20.98)	(3.37)
Diluted	3.50	(15.94)	(19.89)	(11.39)	(20.98)	(3.37)
Net income (loss) attributable to holders of ordinary shares per ADS(3)
Basic	3.50	(15.94)	(19.89)	(11.39)	(20.98)	(3.37)
Diluted	3.50	(15.94)	(19.89)	(11.39)	(20.98)	(3.37)

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS)
Consolidated Balance Sheet Data
Cash and cash equivalents	2,152,586	1,675,081	1,416,189	1,071,726	554,279	88,968
Non-current assets	769,023	522,161	295,886	460,228	447,730	71,886
Total assets	3,263,009	2,324,958	1,857,339	1,628,894	1,112,345	178,544
Total current liabilities	543,767	311,508	316,319	311,525	317,713	50,996
Total equity	2,719,242	2,013,450	1,535,217	1,251,831	749,212	120,257
Total liabilities and equity	3,263,009	2,324,958	1,857,339	1,628,894	1,112,345	178,544

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2301 to US$1.00 for the convenience of the reader only. See “— Exchange Rate Information.”
(2)	We adopted authoritative guidance regarding accounting for non-controlling interests on January 1, 2009, retrospectively.
(3)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate in the city of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York for period ends indicated through December 2008 and the H.10 weekly statistical release of the Federal Reserve Board for period ends indicated from and after January 2009. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2012 at US$1.00 to RMB6.2301, which was the noon buying rate in effect as of December 31, 2012. The prevailing rate on April 5, 2013 was US$1.00 to RMB6.2005. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 5, 2013)	6.2005	6.2008	6.2078	6.1962

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses and negative cash flows from operating activities in the future and may not return to profitability.

Our license to operate WoW expired in June 2009. As a result, we incurred a net loss of RMB518.7 million, RMB313.2 million and RMB559.8 million ($89.9 million) in the year ended December 31, 2010, 2011 and 2012, respectively, as we have not identified a product to replace the WoW game and we continue to incur product development, sales and marketing expenses for our new products. We expect our operating expenses to increase as we develop new products and expand our operations. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the demands of our customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term. If we continue to incur losses and fail to achieve profitability in the future, the market price of our ADSs could decline.

In addition, our cash and cash equivalent decreased from RMB1,416.2 million as of December 31, 2010 to RMB1,071.7 million as of December 31, 2011, and further decreased to RMB554.3 million (US$89.0 million) as of December 31, 2012, primarily due to the cash outflow from operating activities associated with the product development and sales and marketing efforts for our new games. We may continue to incur losses and negative cash flows from operating activities, which will have material and adverse effect on our business, liquidity and financial condition.

If we are unable to successfully establish new relationships with online game developers and maintain a satisfactory relationship with the online game developers that have licensed games to us, our future results of operations and profitability will be materially impacted.

We rely heavily on our relationships with online game developers that have licensed games to us. Despite our effort to expand our capacity to develop our own proprietary games, we significantly rely and will continue to significantly rely on our relationships with, among others, game licensors such as Sony Online Entertainment LLC, or SOE.

The licenses of the games we now operate generally have terms ranging from three to five years, and may or may not be renewed upon expiration. As an illustration, until June 2009, we had relied heavily on our relationship with Blizzard Entertainment, Inc. which permitted our subsidiary, China The9 Interactive Limited, or C9I, to operate WoW, in China through cooperation with Shanghai IT, our affiliated PRC entity. Our agreement with Blizzard Entertainment, Inc., which expired on June 7, 2009, accounted for approximately 88% of our total revenues in 2009. On November 22, 2010, our license agreement with HanbitSoft Inc., or HanbitSoft, and IMC Games Co., Ltd. to operate Granado Espada expired and was not renewed. Our game licenses may also be terminated before expiration. For example, on December 2, 2010, we entered into an agreement with EA Swiss Sàrl to terminate the EA Sports™ FIFA Online 2 license, which would otherwise have expired in May 2012. We ceased to operate the game in China in October 2011. Our exclusive licenses from SOE to operate certain massively multiplayer online role playing games, or MMORPGs, including Free Realms, Planetside 2 and PoxNora, in Korea were terminated in October 2012.

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

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record of developing proprietary MMORPGs, massively multiplayer online first-person shooter game, or MMOFPSs, web games, social games or mobile games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company — B. Business Overview — Products and Services,” could become “hit” products and widely accepted by the customers and the market. “Hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. If our competitors develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do, our business, financial condition and results of operations may be materially and adversely affected.

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

There are currently over 100 online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Inc., Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Changyou.com Limited and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors do. Our competitors may introduce new business methods from time to time. If these new business methods turn to be more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increasing competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

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

The global financial markets experienced significant disruptions in 2008 and the effect of the crisis still persists. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we currently derive substantially all of our revenues from China, our business and prospects may be affected by economic conditions in China. Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction, such as the European Union, may have a material and adverse impact on available financing. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

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

In addition, we expect that as we introduce new games, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our business, financial condition and results of operations could be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.

Selective acquisitions form a part of our strategy to further expand our business. For example, in 2010 we acquired the majority interest in Red 5 Studios, Inc., or Red 5, to further strengthen our online game development capabilities. We believe that integration of a new company’s operations and personnel into ours will require the significant attention of our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have increasingly relied on our acquired subsidiaries to develop our own proprietary games. For example, Red 5 is developing Firefall, a MMOFPS game, which we expect to launch the open beta testing in 2013. If our acquired subsidiaries are unable to develop, launch and operate games that are commercially successful and appeal to game players, our business, financial condition and results of operations may be materially and adversely affected.

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

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We expect to incur more product development costs to develop our proprietary online games and Internet Protocol TV games and digital TV games, or TV games, mobile games and web and social games. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing. Such financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.

Any failure to maintain a stable and effective online payment system could adversely affect our business and results of operations.

Online payment systems in China are developing fast and a growing number of consumers are using such systems than in previous years. We rely on our internally-developed online payment system, Pass9, for sales of our online game services to consumers. Although our online payment systems are designed to support various third-party Internet payment channels in China, our online payment systems may be disrupted by system failure, programming errors, computer hackers or any failure or disruption from the Internet payment channels. See “— Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.” In addition, we cannot assure you that we will continue to maintain favorable relationships with third-party Internet payment channels. If we fail to maintain a stable and favorable relationship with these channels, or otherwise fail to effectively maintain our online payment systems, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to maintain a stable and efficient distribution network could adversely affect our business and results of operations.

We rely on a network of distributors throughout China for sales of our online game services, including our online game points, to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. Our national distributor sells its prepaid cards to over 30,000 local distributors and Internet cafés throughout China, which in turn sell the cards to end users. End users can purchase our online game points with the prepaid cards. Currently, Beijing Huiyuan Net Technology Co., Ltd. is our sole national distributor. We do not have long-term agreements with our distributor. A delay or failure by our distributor to successfully market these products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with our distributor. If we fail to maintain a stable and efficient distribution network, our business and results of operations could be materially and adversely affected.

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

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai, Beijing, Shenzhen, Chengdu, Nanjing, Qingdao, Nantong and Hong Kong. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

There is no assurance that our online games or other content posted on our websites or our mobile games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in May 2012, the Supreme Court of China affirmed a judgment against us and other defendants in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the Supreme Court’s judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB2.2 million (US$0.4 million). See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our product development and technical support teams. To the extent these employees have been involved in research at our company similar to research in which they had been involved at their former employers, we may become subject to claims that such employees have used or disclosed trade secrets or other proprietary information of their former employers. In addition, our competitors may file lawsuits against us in order to gain an unfair competitive advantage over us.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online game operation services over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, one of our affiliated PRC entities, to hold and maintain the licenses necessary for the operation of our online games in China.

In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology), or MIIT, issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the New MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. Since the New MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the New MII Notice. All relevant transfers have been completed and relevant approvals have been obtained.

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (formerly known as the General Administration of Press and Publication, or GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the Ministry of Culture and MIIT, did not join GAPP in issuing the GAPP Circular. To date, the GAPPRFT has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented.

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

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having ‘‘national defense and security’’ concerns and mergers and acquisitions by which foreign investors may acquire the ‘‘de facto control’’ of domestic enterprises having ‘‘national security’’ concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the ‘‘de facto control’’ over our affiliated PRC entities prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we are advised by our PRC legal counsel that, as these circulars and rules are relatively new and as there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice and the GAPP Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Shanghai IT and Huopu Cloud;

•	confiscating our income, the income of Shanghai IT or Huopu Cloud;

•	discontinuing or restricting the operations of any related-party transactions among us, Shanghai IT and Huopu Cloud;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring Shanghai IT, Huopu Cloud or us to restructure our corporate structure or operations; or

•	requiring Shanghai IT, Huopu Cloud or us to discontinue any portion or all of our operations related to online games.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Shanghai IT and Huopu Cloud that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Shanghai IT and Huopu Cloud, we may not be able to consolidate Shanghai IT and Huopu Cloud in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Shanghai IT and Huopu Cloud to operate our online game business and other ICP related businesses. These contractual arrangements may not be as effective in providing us with control over Shanghai IT and Huopu Cloud as direct ownership. From the legal perspective, if Shanghai IT and Huopu Cloud fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT and Huopu Cloud were to refuse to transfer their equity interests in Shanghai IT and Huopu Cloud to us or our designee when we exercise the call option pursuant to the Call Option Agreements, or if such shareholders otherwise act in bad faith toward us, then we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the years ended December 31, 2010, 2011 and 2012, Shanghai IT and Huopu Cloud contributed in aggregate 99.0%, 96.9 % and 94.6%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT and Huopu Cloud, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT and Huopu Cloud into our consolidated financial statements in accordance with U.S. GAAP.

We believe that our option to purchase all or part of the equity interests in Shanghai IT and Huopu Cloud, when and to the extent permitted by PRC law, or request any existing shareholder of Shanghai IT and Huopu Cloud to transfer all or part of the equity interest in Shanghai IT and Huopu Cloud to another PRC person or entity designated by us at any time in our discretion, and the rights under the Shareholder Voting Proxy Agreements that the shareholders of Shanghai IT and Huopu Cloud have granted to us, effectively enable us to have the ability to cause the related contractual arrangements to be renewed when needed. However, if we are not able to effectively enforce these agreements or otherwise renew the relevant agreements when they expire, our ability to receive the economic benefits of Shanghai IT and Huopu Cloud may be adversely affected.

Our ability to enforce the Equity Pledge Agreements between us and the shareholders of Shanghai IT and Huopu Cloud may be subject to limitations based on PRC laws and regulations.

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT and Huopu Cloud, such shareholders agreed to pledge their equity interests in Shanghai IT and Huopu Cloud to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT and Huopu Cloud under these Equity Pledge Agreements have been registered with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT, Huopu Cloud or their respective shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Shanghai IT and Huopu Cloud in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT and Huopu Cloud. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, our PRC wholly owned subsidiaries and a party to the Call Option Agreements, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai IT and Huopu Cloud pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT and Huopu Cloud pledged to us was stated as RMB23,000,000 and RMB50,000,000, respectively, which represent 100% of the registered capital of Shanghai IT and Huopu Cloud, respectively. The Equity Pledge Agreements with the shareholders of Shanghai IT and Huopu Cloud provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT and Huopu Cloud. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT and Huopu Cloud for the benefit of us.

Our contractual arrangements with our affiliated entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT and Huopu Cloud were not made on reasonable or arm’s length commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by Shanghai IT and Huopu Cloud, which could adversely affect us by: (i) increasing the tax liability of Shanghai IT and Huopu Cloud without reducing our other PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to Shanghai IT or Huopu Cloud for underpaid taxes; or (ii) limiting the ability of Shanghai IT and Huopu Cloud to maintain preferential tax treatments and other financial incentives.

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

The government will also encourage the development of derivative products to domestic online games. In support of this policy, GAPPRFT may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPPRFT implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our business, financial condition and results of operations may be materially and adversely affected.

Failure to obtain or renew approvals or filings for online games and mobile games we operate may adversely affect our operations or subject us to penalties.

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or complete filings for online games or mobile games may materially delay or otherwise affect a game operator’s plan to launch new games, and the operator may be subject to fines, the restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe.

We obtained all the necessary approvals from, and completed the necessary filings with, the Ministry of Culture and GAPP for operations of applicable games. Consistent with the general practice of the mobile game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile games before we commenced our mobile game operations. From time to time, we also rely on certain third party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If we or any such third party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

We depend on Shanghai IT to hold certain operating licenses. If Shanghai IT or its shareholders violate our contractual arrangements, our business could be disrupted and our reputation may be harmed.

Because the PRC government restricts our ownership of ICP, Internet culture operation and Internet publishing businesses in China, we primarily depend on Shanghai IT, one of our affiliated PRC entities in which we have no ownership interest, to hold and maintain certain licenses necessary for our business operations. Our relationship with Shanghai IT is governed by a series of contractual arrangements that are intended to provide us with effective control over these entities, but these contractual arrangements may not be as effective in providing control as direct ownership of these businesses. For example, the shareholders of Shanghai IT could violate their contractual arrangement with us, or otherwise become unable to perform its contracts with us. As a result, we may lose the licenses required for our online game operations and our reputation and business could be harmed.

The principal shareholders of our affiliated PRC entities have potential conflicts of interest with us, which may adversely affect our business.

We have two affiliated PRC entities, namely Shanghai IT and Huopu Cloud. Yong Wang, our vice president, and Wei Ji, one of our employees, are the principal shareholders of Shanghai IT. Our senior legal director, Junping Han, and finance director, Wei Xiong, are the principal shareholders of Huopu Cloud. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in these affiliated PRC entities. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our objective is to become a leading developer and operator of multi-platform games in China. In order to achieve this objective, we are primarily focusing on developing proprietary games and obtaining licenses to games. We plan to further enhance our game development capability and the diversity of our game portfolio and pipeline through selective game studio acquisitions primarily in the U.S. and in China. We also plan to operate our proprietary games in selected overseas market. Since 2010, we have invested in developing our mobile game business. We have primarily used licensed mobile social gaming platform software and licensed mobile games from other developers. We have relied on OpenFeint Inc., or OpenFeint, for the license of our mobile social gaming platform software, and our business partners include mobile game developers, telecom carriers and cell phone manufacturers.

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai and were established before March 2007 currently enjoy five-year transitional EIT rates, which equate to phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries and affiliated entities that hold a High and New Technology Enterprise, or HNTE, qualification are entitled to enjoy a 15% preferential EIT rate.

In April 2007, China The9 Interactive (Beijing) Limited, or C9I Beijing, received approval from governmental authorities to be classified as a HNTE. This classification allowed C9I Beijing to enjoy an EIT exemption for the period from 2007 to 2009, and a 50% reduction of the statutory rate in the period from 2010 to 2012. In addition, Shanghai IT also applied and received approval from government authorities to be classified as a HNTE. This approval allowed Shanghai IT to enjoy a 15% preferential EIT rate for the period from 2008 to 2010. However, in April 2008, government authorities announced the new implementation rules for application and assessment of HNTEs. Each qualified HNTE needs to re-apply for this qualification according to the new implementation rules. In particular, the HNTE qualification is generally valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. As a result, C9I Beijing reapplied and received approvals for the HNTE qualification and related preferential tax rates during the period from 2008 to 2010 from the government authorities.

However, C9I Beijing did not apply for renewal of its HNTE qualification after it expired in 2010 and therefore was not entitled to enjoy the 15% preferential EIT rate for the years 2011 and 2012. In addition, in October 2011, Shanghai IT reapplied for the HNTE qualification and received approval from the governmental authorities. It has applied with the local tax authorities for the approval of the 15% preferential EIT rate for 2011-2013 and we obtained such approval in 2012. However, we cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs if we apply to the tax authorities in the future.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the EIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of the relevant tax authority.

Furthermore, the State Administration of Taxation, or SAT, promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not be qualified for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In June 2012, SAT further promulgated the Announcement on Determining the Beneficial Owners in Tax Agreement, or Circular 30, which provides that the tax authorities shall make the decision based on a comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

In addition, the EIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the EIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On August 3, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within the PRC.” The EIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the EIT Law applicable to our PRC subsidiaries and affiliated entities, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or affiliated entities registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of recent tax reform in various regions in China and we may be subject to similar tax treatments elsewhere in China.

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Eight Cities and Provinces such as Beijing, or Circular 71, which further extended areas subject to the pilot program to cover Beijing, Tianjin, Jiangsu province, Anhui province, Zhejiang province, Fujian province, Hubei province and Guangdong province. As a result of the pilot program, some of our services provided by Shanghai IT and Shanghai Jiucheng Advertisement are subject to VAT at the rate of 6%. Shanghai IT and Shanghai Jiucheng Advertisement (from August 2012), as General VAT Payers under the applicable tax regulations, may reduce their VAT payable amount by the VAT which they paid in connection with its purchasing activities, or its Input VAT. All services provided by C9I Beijing, Jiushi, Jiutuo (Shanghai) Information Technology Co., Ltd., Shanghai The9 Educational Software Technology Co., Ltd. and Huopu Cloud shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. As Circular 110, Circular 111 and Circular 71 are newly introduced and there is significant uncertainty relating to the interpretation and enforcement of such circulars by the national and the local tax authorities and other relevant authorities. In addition, such tax reform, in the form of pilot programs or otherwise, may be extended to other regions in which we operate. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

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

Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2012. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and as a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

We may be subject to risks relating to certain cash advances to our related parties due to PRC legal restrictions.

As of December 31, 2012, we had outstanding balance of RMB22.3 million (US$3.6 million) of cash advances to our related parties. PRC laws generally do not permit companies that do not possess financial service business licenses to extend loans directly to other companies (including affiliates), without through entrusted loan service provided by commercial banks or through other intermediate financial agency. None of our subsidiaries, variable interest entities and affiliates possesses such a financial service license nor proceeded through a financial agency when it extended loans to, or received loans from, its related parties. If PRC authorities enforce these restrictions, such authorities may declare these loans void, require the forfeiture of any interest paid or levy fines or other penalties upon the parties involved, among other remedies and as a result materially and adversely affect our financial conditions.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by H1N1 and H5N7, or swine influenza, avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. An outbreak of swine influenza in Mexico in the summer of 2009 spread to China and there have been confirmed cases of swine influenza in China. Any prolonged recurrence of swine influenza, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees and closure of Internet cafés and other public areas where people access the Internet. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine influenza, avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of new operating licenses issued and further reducing the hours during which Internet cafés are permitted to be open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As a significant portion of our customers’ access our games from Internet cafés, any restrictions placed on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.

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

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, MIIT, GAPPRFT, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an Internet content provider must obtain a value-added telecommunications business operating license for ICP, or ICP License, in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the Ministry of Culture and a license from GAPPRFT in order to distribute games through the Internet. Furthermore, an online game operator is required to obtain approval from the Ministry of Culture in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to obtain or maintain any of the required filings, permits or approvals in the future, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

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

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of (i) all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or to complete filings for online games or mobile games may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of our games as applicable. Consistent with the general practice of the mobile game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile games before we commenced our mobile game operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

Currently, substantially all of our revenues are in RMB. Restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

We may not be able to pursue growth through strategic acquisitions in China due to complicated procedures under PRC laws and regulations for foreign investors to acquire PRC companies.

In recent years, certain PRC laws and regulations have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These laws and regulations include, without limitation, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Anti-Monopoly Law and the MOFCOM Security Review Rules. In some instances, MOFCOM needs to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. The approval by MOFCOM may also need to be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors shall be subject to the security review by MOFCOM, the principle of substance over form shall be applied. In particular, foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

Risks Related to Our Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2012, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — U. S. Federal Income Taxation — Passive Foreign Investment Company.”

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

Due to the current restrictions on foreign ownership of ICP, Internet culture operation and advertising businesses in China, currently, we primarily rely on the following two affiliated entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:

•	Shanghai IT, which holds ICP, Internet culture operation and Internet publishing licenses. Current shareholders of Shanghai IT include Yong Wang, our vice president, and Wei Ji, one of our employees;

•

Shanghai Jiucheng Advertisement (a wholly owned subsidiary of Shanghai IT), whose business license permits it to conduct advertisement operations. Shanghai Jiucheng Advertisement is a subsidiary of Shanghai IT.

In addition in December 2010, Huopu Cloud, another affiliated PRC entity, was incorporated to provide services for our online game operations. Huopu Cloud has obtained ICP and Internet culture operation license. Huopu Cloud’s current shareholders include Junping Han, our senior legal director, and Wei Xiong, our finance director.

We do not hold any equity interest in Shanghai IT or Huopu Cloud. However, each of the individual shareholders of Shanghai IT and Huopu Cloud has entered into a shareholder voting proxy agreement with us, under which each such shareholder has irrevocably granted any parties designated by us the power to exercise voting rights on all matters to which he or she is entitled to vote. Each such shareholder has also entered into a call option agreement with us, pursuant to which we and any other parties designated by us would be entitled to acquire all or part of the equity interests in Shanghai IT and Huopu Cloud to the extent permitted by the then-effective PRC laws and regulations, for the minimum amount of consideration permissible under applicable PRC laws and regulations. From the establishment of Shanghai IT in 2000 to May 2005, we extended interest-free loans in an aggregate amount of RMB23.0 million to Jun Zhu,the former shareholders of Shanghai IT, and Yong Wang, in connection with capitalizing and increasing the registered capital of Shanghai IT. Under an agreement entered into between Jun Zhu, Wei Ji and other parties thereto in November 2011, Jun Zhu assigned all his respective rights and obligations with respect to the loans to Wei Ji. In December 2010, we extended interest-free loans in an aggregate amount of RMB50.0 million to the shareholders of Huopu Cloud, in connection with capitalizing the registered capital of Huopu Cloud. These loans are repayable upon demand. The existing shareholders of Shanghai IT and Huopu Cloud, Yong Wang and Wei Ji, Junping Han and Wei Xiong, have pledged all of their equity interests in Shanghai IT and Huopu Cloud in favor of us under an equity pledge agreement, respectively. Each of the shareholders of Shanghai IT and Huopu Cloud has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or Huopu Cloud or their shareholders, we will be entitled to enforce our rights as a pledgee under the equity pledge agreement.

In April 2010, we acquired a controlling interest in Red 5, an online game developer based in the United States, through the investment in its preferred shares. We then continued to acquire additional equity interest of Red 5 from its existing shareholders. As of December 31, 2012, on an as-converted basis, we own approximately 81% of the equity interest in Red 5. Red 5 is developing Firefall, a MMOFPS game, which we expect to launch the open beta testing in 2013.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, Zephyr House, Mary Street, PO Box 709 George Town, Grand Cayman. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. In addition to our operational headquarters in Shanghai, we currently have operational subsidiaries located in the U.S., Singapore and South Korea. We also have small branch offices in China including Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an. For the list of licensed and proprietary games of our company as of the date of this annual report, see “— B. Business Overview — Products and Services.”

B.	Business Overview

We primarily operate MMORPGs and other games that we own or license in China. Since February 2005, we have launched, among others, eight MMORPGs and other games including web games, social games and mobile games.

We commercially launched WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China in June 2005 through China The9 Interactive (Shanghai) Limited, or C9I Shanghai, and Shanghai IT. Since WoW’s commercial launch, we had relied on the game as a major source of revenue. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games, such as Soul of The Ultimate Nation, or SUN, Q Jiang San Guo, Winning Goal and Winning Dunk. We also devote substantial resources to develop our proprietary games, including Firefall, a MMOFPS, and Qiji2, a MMORPG, and expect to launch the open beta testing for both games in 2013. In addition, we also obtained exclusive licenses to operate other games in mainland China, including Planetside 2 which we expect to launch in 2013. For a description of the games we own or hold licenses to operate, see “— B. Business Overview — Products and Services.”

As mobile games have become increasingly popular in China, we are also developing our mobile social gaming platform business. We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In December 2010, we also entered into a license agreement with OpenFeint to use its mobile social gaming platform software in China for a term of five years. In April 2011, we launched The9 Game Zone, a mobile social gaming platform in China powered by OpenFeint. By the end of 2012, the number of the registered members of The9 Game Zone had exceeded 20 million. We also launched several proprietary mobile online games developed by our in-house development team.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through PCs at home or in Internet cafés, or in the case of mobile phones, through cell phones and other mobile devices. They purchase in-game items primarily through our online payment systems, or by using prepaid cards purchased at various retail outlets or online points purchased at one of the more than 100,000 Internet cafés throughout China which have subscribed to our internally developed Pass9 system. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers and facilitates our payment arrangements with distributors and Internet cafés. To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in eleven Internet data centers throughout China.

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

Products and Services

Online Games

We offer online games including MMORPGs, MMOFPSs, web games, social games, mobile games and TV games, that we have licensed or developed. Our other products and services include game operating support, training and advertisement and short message services. In a typical MMORPG or MMOFPS, thousands of players play in the same game world at the same time. MMORPG and MMOFPS players can select a specific character to compete with in the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs and MMOFPSs incorporate many cutting-edge technology features, including:

•	sophisticated 3D graphics which create captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•

instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

As of December 31, 2012, we owned or had exclusive licenses to operate the following major MMORPGs, MMOFPSs, web games and social games and other games in China and other countries:

Game	Developer/ Licensor	Description	Status

SUN	Webzen, Inc.	3D MMORPG	Commercially launched in China in May 2007

Winning Goal	The9	Web and social game	Commercially launched in China in July 2010

Q Jiang San Guo	The9	Social game	Commercially launched in China in October 2010

Winning Dunk	The9	Web game	Commercially launched in China in June 2012

ReXueWuShuang	The9	Web game	Commercially launched in China in August 2012

Firefall	The9	3D MMOFPS	In beta testing and commercial sales of founder’s packs in August 2012

Planetside 2	Sony Online Entertainment LLC	3D MMOFPS	In localization process

Qiji 2	The9	3D MMORPG	In limited beta testing

•

SUN. In December 2005, we entered into an agreement with Webzen Inc., or Webzen, a game developer in South Korea, pursuant to which we obtained an exclusive license from Webzen to operate SUN, a 3D MMORPG, in mainland China. SUN was commercially launched in May 2007. In March 2013, we entered into a termination agreement with Webzen to terminate the SUN game license in June 2013.

•

Winning Goal. We commercially launched our proprietary game Winning Goal in July 2010 in mainland China as both social and web versions. We licensed a web version of Winning Goal to game operators in Southeast Asia, North America, and other countries. We also launched a social version of Winning Goal on different social websites in China and other countries, including the major SNS platforms such as Sina Weibo, Tencent and Facebook.

•	Q Jiang San Guo. We commercially launched our proprietary social game Q Jiang San Guo in October 2010 in different social websites in China and other countries.

•

Winning Dunk. We commercially launched our proprietary game Winning Dunk in June 2012 in mainland China in its web version. In January 2013, we licensed the game to certain game operators in Hong Kong, Macau and Taiwan.

•	ReXueWuShuang. We commercially launched our proprietary web game ReXueWuShuang in August 2012 in China.

•

Firefall. Since our acquisition of Red 5 in April 2010, Red 5 devoted substantially all of its operating activities to the development of Firefall, a MMOFPS. Red 5 had previously entered into a game development and licensing agreement with Webzen, a third-party operator, in February 2006.

In September 2011, pursuant to a series of assignment arrangements, Webzen assigned the license of Firefall to Red 5 Singapore Pte. Ltd., or Red 5 Singapore, one of our wholly-owned subsidiaries. Upon the assignment, Red 5 Singapore replaced Webzen and became a party under the game development and licensing agreement between Red 5 and Webzen, including the publishing rights in all of the countries worldwide other than the United States, Canada and Europe, as well as all the intellectual properties related to Firefall. Red 5 will continue to have the publishing right of Firefall in the United States, Canada and Europe. Webzen will no longer be involved in marketing and publishing Firefall in any geographic region.

As part of the assignment arrangement, we paid US$10.0 million and guaranteed to pay US$12.7 million to Webzen. We also pledged certain intellectual property in relation to the game to secure the guaranteed amount. As of December 31, 2012, the amount payable for 2013 was estimated to be US$5.3 million (RMB32.9 million). In addition, Webzen will also share certain future revenues generated from the licensing and royalties of Firefall for a certain period of time.

In November 2011, Red 5 Singapore granted a six-year license of Firefall to Garena Online Private Limited for exclusive distribution rights in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, for US$23 million plus any royalties payable. This represents an important step in the global rollout of Firefall. Currently, the game is in close beta testing and we expect to launch the open beta testing in 2013. Red 5 started to sell founder’s packs, a promotional package to attract players, in August 2012.

•

Planetside 2. In June 2010, we obtained an exclusive license from SOE, an online game developer, to operate Planetside 2 in mainland China and Hong Kong. We are in the process of localizing this game in China and Hong Kong, which is expected to be commercially launched in 2013.

•	Qiji 2. We are currently developing our own proprietary game, Qiji 2, a 3D MMORPG, which is in limited beta testing now. We expect to launch the game in 2013.

•

Web Game Platform and Social Games. We set up a web game platform www.9c.com, which enables our customers to access a wide range of web games including Winning Goal, Winning Dunk and other web games we jointly operate with other game companies. We also launched social games including Q Jiang San Guo and Winning Goal 2 on different social platforms in both China and other countries to provide social games to our customers.

In 2012, we ceased operating World of Fighter, Atlantica and Kingdom Heroes 2 Online. We also terminated the following exclusive licenses:

•

ShenXianZhuan and Investment in Fire Rain. In September 2012, due to the weaker than expected performance of ShenXianZhuan, a MMORPG, we restructured our investment in and terminated certain contractual arrangement with Hangzhou Fire Rain Network Technology Co., Ltd., or Fire Rain, which primarily focused on the development of ShenXianZhuan. As a result of the restructuring, we terminated the license to operate ShenXianZhuan and deconsolidated Fire Rain in 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

•

Era Zero and Investment in Wanyouyl. In 2012, due to its unsatisfactory testing result, we restructured our investment in and terminated certain contractual arrangement with Shenzhen Wanyouyinli Technology Co., Ltd., or Wanyouyl. As a result of the restructuring, we terminated the license to operate Era Zero, a 3D MMORPG developed by Wanyouyl, and deconsolidated Wanyouyl in 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

Our online games are available 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet cafés equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced Pass9, a prepaid game playing time purchase and management system. See “— B. Business Overview — Membership Management and Payment System.”

Mobile Game Platform. We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In December 2010, we also entered into a license agreement with OpenFeint, a developer and operator of a leading mobile social gaming network, to use its mobile social gaming platform software in China for a term of five years. In April 2011, we launched The9 Game Zone, a mobile social gaming platform in China powered by OpenFeint. By the end of 2012, the number of registered members of The9 Game Zone had exceeded 20 million. We also launched several proprietary mobile online games developed by our in-house development team. Our partners in the mobile internet industry in 2012 included domestic and overseas game developers, local telecom carriers, mobile device manufacturers and third party distribution channels.

TV Game Platform. We have contracts with several Chinese telecom carriers and radio, film and television operators for the development and maintenance of TV game platforms operated on Internet protocol television and digital television. In January 2013, we entered into an investment agreement with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., pursuant to which the parties will establish a joint venture in Wuxi, Jiangsu Province, for developing and operating IPTV game platforms, TV games and other related business. The joint venture was established in February 2013.

Other Products and Services.

Our other products and services mainly consist of game operating support, training and advertisement and short message services.

Game Operating Support, Training and Advertising Services. Our game operating support, training and advertising services primarily relate to providing game operating support, including payment collection and processing, smart phone application programming training and other online game -related technical support.

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

Customer Service

Since our inception, we have continuously focused on providing excellent customer service in order to retain our existing customers and to attract new customers. Our online games customers can access our customer service center via phone or e-mail at any time, or visit our visitor center in Shanghai during regular business hours. We have in-game game masters dedicated to each of the online games that we operate. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are available to respond to players’ inquiries, to initiate the bug reporting and removal processes, as well as to identify, record and deal with players’ inappropriate behavior such as dishonesty, fraud or other conducts that violates our rules and policies. We believe that positioning game masters to monitor the gaming environment is important to us to maintain customer loyalty and to efficiently address any technical problems that may arise.

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

Pricing, Distribution and Marketing

Pricing. We price our in-game virtual items near the end of the free testing period based on several factors, including the prices of other comparable games, the technological and other features of the game, and the targeted marketing position of the game. Our prepaid game cards are offered in a variety of denominations to provide users with maximum flexibility.

Distribution. Due to the limited availability of online payment systems in China, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. We sell our in-game items and game playing time primarily through sales of our online game points to end users via Beijing Huiyuan Net Technology Co., Ltd., a national online distributor. Beijing Huiyuan Net Technology Co., Ltd. sells its prepaid cards to over 30,000 local distributors and Internet cafés throughout China, which in turn sell them to end users. End users can purchase our online game points with the prepaid cards. In addition, we also directly sell game points through our game players’ online accounts.

Marketing. Our overall marketing strategy is to rapidly attract new customers and increase revenues from recurring customers. The marketing programs and promotional activities that we employ to promote our games include:

Advertising and Online Promotion. We place advertisements in many game magazines and on online game sites, which are updated regularly.

Promotion and Endorsement. We also promote our game products through promotional and endorsement arrangement with Shanghai Shenhua Liansheng Football Club Co., Ltd., or Shenhua. Mr. Zhu Jun, our chairman and chief executive officer and one of our principal shareholders, is one of the major shareholders of Shenhua. For example, jerseys used by soccer players of Shenhua for soccer games and press conferences bear the name and logo of our games. Shenhua players also participate in product promotion and sales initiatives of our games. In addition, Nicolas Anelka and Didier Yves Drogba Tebily also provided endorsement and promotion of our games Firefall and Planetside 2, respectively.

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

Game Development and Licensing

We believe that the online game industry in China will continue its recent pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we are focusing on developing new proprietary online games, mobile games and web games. Our product development team is responsible for game design, technical development and art design. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline through selective acquisitions of game studios primarily in the U.S. and China.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in eleven Internet data centers throughout China as of December 31, 2012;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Inspur, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, IBM storage systems, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Inc. (which operates Dungeon and Fighter, Cross Fire, League of Legends and QQ Dance), Shanda Games Limited (which operates Legend of Mir and Dragon Nest), NetEase.com, Inc. (which operates WoW, Westward Journey Online and Fantasy Westward Journey), Changyou.com Limited (which operates Tian Long Ba Bu and Lu Ding Ji), Perfect World, Co. Ltd. (which operates Perfect World, Zhu Xian and Shen Diao Xia Lv) and Giant Interactive Group (which operates ZT Online and Giant Online).

As we are in the process of developing our mobile social gaming platform business, we anticipate facing competition in the mobile game industry. For example, mobile service providers, handset companies or other parties may introduce mobile platforms or other business models that compete with us. The competition we face primarily relates to our user-base, relationships with content developers, mobile device manufacturers, mobile service providers, key technologies as well as research and development capabilities.

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

In the opinion of our PRC counsel, Zhong Lun Law Firm, subject to the interpretation and implementation of the GAPP Circular, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the Ministry of Culture, GAPPRFT and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000);

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2009);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011;

•	The Tentative Measures for Administration of Internet Publication (2002);

•	The Tentative Measures for Administration of Online Games (2010); and

•	The Foreign Investment Industrial Guidance Catalogue (2011).

In July 2006, MIIT issued the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services. ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Internet Culture Administration (2011), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Internet Publication Administration (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games and mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPPRFT prior to commencement of operations in China.

GAPPRFT and MIIT jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China.

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

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the Ministry of Culture and MIIT, did not join GAPP in issuing the GAPP Circular. To date, GAPPRFT has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

Furthermore, MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture and GAPPRFT. These measures specifically prohibit Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors”, which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our business may be adversely affected by public opinion and government policies in China.”

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

The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulations on Internet Cafés

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The PRC government has enacted laws to intensify its regulation and administration of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.”

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

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Pursuant to the Foreign Exchange Administration Rules (1996), as amended, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996)s, based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “— H. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Until approximately mid-2009, we derived substantially all of our revenues through our wholly-owned subsidiary C9I and its operation of WoW in China through cooperation with Shanghai IT. Our license to operate the WoW game in China expired on June 7, 2009, and as a result, our revenue decreased significantly. Since the non-renewal of the WoW license, we have depended more on our relationships with other game licensors. To broaden our product offerings, we have obtained exclusive licenses to operate additional online games in China. In addition, we have devoted further resources to developing our proprietary games. We also expect to increasingly rely on these proprietary games for our future growth.

We established a mobile business unit in April 2010 and started to expand our business into the mobile Internet field. In December 2010, we also entered into a license agreement with OpenFeint, a developer and operator of a leading mobile social gaming network, to use its mobile social gaming platform software in China for a term of five years. In April 2011, we launched The9 Game Zone, which is a mobile social gaming platform in China powered by OpenFeint. By the end of 2012, the number of the registered members of The9 Game Zone had exceeded 20 million. We also launched several proprietary mobile online games developed by our in-house development team. Our partners in the mobile internet industry in 2012 includes domestic and overseas game developers, local telecom carriers, mobile device manufacturers and third party distribution channels.

Our revenues increased to RMB163.6 million (US$26.3 million) in 2012 from RMB112.5 million in 2011. Our net loss was RMB514.0 million (US$82.5 million) in 2012 and RMB284.3 million in 2011.

The major factors affecting our results of operations and financial conditions include:

•	our revenues’ composition and sources of revenues;

•	our cost of services;

•	our operating expenses; and

•	other operating income.

Revenue Composition and Sources of Revenue. In 2010, 2011 and 2012, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both as absolute amounts and as percentages of total revenues for the periods indicated.

	For the year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	106,472	98.1	109,047	97.0	157,391	25,263	96.2
Other revenues	2,042	1.9	3,419	3.0	6,190	994	3.8
Total revenues	108,514	100.0	112,466	100.0	163,581	26,257	100.0

Online Game Services. In 2010, 2011 and 2012, revenues from our online game services amounted to RMB106.5 million, RMB109.0 million and RMB157.4 million (US$25.3 million), respectively. The increase in revenue from 2011 to 2012 was mainly due to the increase in revenues from PC online games driven by an increase in our average quarterly revenue per paying user.

We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees from prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Other Revenues. Other revenues mainly include game operating support, smart phone application programming trainings, advertisement revenues and short message services revenues. In 2010, 2011 and 2012, our other revenues amounted to RMB2.0 million, RMB3.4 million and RMB6.2 million (US$1.0 million), respectively.

Cost of Services. Our cost of services consists of costs directly attributable to rendering our services, including online game royalties, payroll, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services we provide.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment expenses and loss recorded in connection with our restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other expenses for the development of online games. Our product development expenses amounted to RMB139.4 million, RMB212.1 million and RMB301.5 million (US$48.4 million) for the year ended December 31, 2010, 2011 and 2012, respectively. We expect that our product development expenses will remain relatively stable at the current level in the near future as most of our proprietary online games have entered into their final stages of development.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB63.3 million, RMB90.5 million and RMB187.0 million (US$30.0 million) for the year ended December 31, 2010, 2011 and 2012, respectively. Marketing expenses generally increase during the periods when we launch our new games. For example, we plan to launch Planetside2, Firefall and Qiji2 in 2013, which will result in the increase in our sales and marketing expenses.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB112.7 million, RMB174.7 million and RMB170.4 million (US$27.3 million) for the year ended December 31, 2010, 2011 and 2012, respectively. We expect general and administrative expenses including share-based compensation expenses will remain relatively stable at the current level in the near future.

Impairment. Impairment charges relate to the impairment of certain equipment and intangible assets. Impairment expenses amounted to RMB37.9 million, nil and RMB0.6 million (US$0.1 million) for the year ended December 31, 2010, 2011 and 2012, respectively.

Loss on termination of R&D VIE arrangements. We recorded a loss of RMB18.1 million (US$2.9 million) in 2012 in connection with our restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl. As a result of the restructuring, we deconsolidated these entities in 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Other operating income. Our other operating income in 2011 consists of the income generated from the release under applicable laws of our liability relating to the unactivated WoW game point cards in 2011, which amounted to RMB26.0 million. We recorded RMB0.1 million rental income as other operating income in 2012.

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

Income and Sales Taxes

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. However, some subsidiaries that are located in the Pudong New District of Shanghai, including The9 Computer and C9I Shanghai, and which were established before March 2007, can enjoy five-year transitional reduced EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the five years from 2008 to 2012 according to local practice. Our subsidiaries that hold a HNTE qualification are entitled to enjoy a 15% preferential EIT rate.

In April 2007, C9I Beijing received approval from governmental authorities to be classified as a HNTE. This classification allowed C9I Beijing to enjoy an EIT exemption for the period from 2007 to 2009, and a 50% reduction of the statutory rate in the period from 2010 to 2012. In addition, Shanghai IT also applied and received approval from government authorities to be classified as a HNTE. This approval allowed Shanghai IT to enjoy a 15% preferential EIT rate for the period from 2008 to 2010. However, in April 2008, government authorities announced the new implementation rules for application and assessment of HNTEs. Each qualified HNTE needs to re-apply for this qualification according to the new implementation rules. In particular, the HNTE qualification is generally valid for a term of three years after the issuance of the approval certificate, and the enterprise is required to apply for re-examination before the end of the term. As a result, C9I Beijing reapplied and received approvals for the HNTE qualification and related preferential tax rates during the period from 2008 to 2010 from the government authorities. However, C9I Beijing did not apply for renewal of its HNTE qualification after it expired in 2010 and was therefore not entitled to enjoy the 15% preferential EIT rate for the years 2011 and 2012. In addition, in October 2011, Shanghai IT reapplied for the HNTE qualification and received approval from the governmental authorities. It has applied with the local tax authorities for the approval of the 15% preferential EIT rate for 2011-2013 and we obtained such approval in 2012. However, we cannot assure you that our PRC subsidiaries or affiliated entities will meet these criteria and continue to be qualified as HNTEs if we apply to the tax authorities in the future.

In addition, under the EIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the EIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain PRC subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval of relevant tax authority.

Furthermore, the SAT promulgated Circular 601 which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an Item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantial business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In June 2012, SAT further promulgated Circular 30 which provides that the tax authorities shall make the decision based on comprehensive consideration of all determining factors provided in Circular 601 rather than the status of a single determining factor. We cannot assure you that any dividends to be distributed by us or by our subsidiaries to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

The EIT law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On August 3, 2011, SAT issued SAT Bulletin 45 which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a PRC resident enterprise on equity interests it directly owns in another PRC resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the PRC.” See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. In October, 2011, China’s Ministry of Finance and the SAT jointly issued the Circular 110 to launch the VAT reform pilot program in Shanghai. Following the Circular 110, the Ministry of Finance and the SAT jointly issued the Circular 111 in November 2011 to provide detailed implementation rules for the program. The two circulars, which would be effective from January 1, 2012, stipulated that certain services, subject to the pilot programs, shall be subject to VAT instead of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued Circular 71 which further extended areas subject to the pilot program to cover Beijing, Tianjin, Jiangsu province, Anhui province, Zhejiang province, Fujian province, Hubei province and Guangdong province. As a result of the pilot program, some of our services provided by Shanghai IT and Shanghai Jiucheng Advertisement are subject to VAT at the rate of 6%. Shanghai IT and Shanghai Jiucheng Advertisement (from August 2012), as General VAT Payers under the applicable tax regulations, may reduce their Input VAT. All services provided by C9I Beijing, Jiushi, Jiutuo (Shanghai) Information Technology Co., Ltd., Shanghai The9 Educational Software Technology Co., Ltd. and Huopu Cloud shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 34% and state income tax at a rate of 8.84%, respectively.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. Generally Accepted Accounting Principles, or U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Consolidation of Variable Interest Entities, or VIEs.

PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related businesses. We believe, consistent with the view of our PRC legal counsel, that our current structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular. Specifically, we operate our business through Shanghai IT and Huopu Cloud and have entered into a series of contractual arrangements with Shanghai IT and Huopu Cloud and their equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT and Huopu Cloud for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WOFE, and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIEs. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIEs is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIEs that are significant to Shanghai IT and Huopu Cloud. As a result, we concluded we are the primary beneficiary of Shanghai IT and Huopu Cloud and as such Shanghai IT and Huopu Cloud are consolidated VIEs of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT and Huopu Cloud might preclude us from consolidating Shanghai IT and Huopu Cloud in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

We utilize a virtual item/service consumption model to recognize revenue. Under this model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may purchase game points to acquire in-game premium features. The distribution of points to players is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.

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

Overseas licensing revenue

We licenses our proprietary online games to operators in overseas markets from which we receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other revenues

Other revenues include those generated from game operating support, training and advertisement and short message services.

Game operating support, training and advertisement

Game operating support, training and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, smart phone application programming training, maintenance and advertisements to other customers. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Short message services

Our contracts with various Chinese mobile carriers for the transmission of wireless short messaging services related to our games. Revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. As of December 31, 2010, 2011 and 2012, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2010, 2011 and 2012, we did not have any material interest and penalties associated with tax positions.

Intangible assets. Our intangible assets consist primarily of acquired game licenses and acquired game development costs from business combination.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of upfront licensing fees commences upon the monetizationof the related online game. Acquired in-process research and development costs were recorded as acquired game development cost upon completion of the research and development efforts and are amortized on a straight-line basis over the useful economic life of the relevant online game.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2010, 2011 and 2012, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2010, 2011 and 2012.

Share-Based Compensation. Under our Amended 2004 Stock Option Plan, we granted a total of 3,887,382 and 92,000 options under our Amended 2004 Stock Option Plan to our employees and directors in 2010 and 2011, respectively. No option was granted in 2012.

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

Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2010 and 2011. Expected volatilities are based on historical volatilities of our ordinary shares. Risk-free interest rate is based on US government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.

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

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his service as of such date. An aggregate of 40,000 ordinary shares and 40,000 ordinary shares vested in July 2011 and July 2012, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

In February 2006, Red 5 adopted a Stock Incentive Plan, or Red 5 Stock Incentive Plan, under which Red 5 may grant to its employees, director and consultants stock options to purchase common stocks or restricted stocks of Red 5. Red 5 granted options to purchase an aggregate of 28,963,258 shares of common stock under the Red 5 Stock Incentive Plan from April 6, 2010 to December 31, 2012. In September 2012, Red 5 granted an aggregate of 6,122,435 restricted common stocks to two directors of Red 5 including Mr. Zhu for their services to Red 5. We measure the share-based compensation based on the fair value of the award as of the grant date. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding the fair value of the common stock, expected term, volatility, risk-free interest rate, and dividend yield.

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

Share-based compensation expenses of RMB30.2 million, RMB53.3 million and RMB37.4 million (US$6.0 million) were recognized for the years ended December 31, 2010, 2011 and 2012, for options and warrants granted to our company’s employees and directors.

Impairment of Equity Investment. We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earnings trends, and other company-specific information including recent financing rounds. Impairment provision relating to investment in an equity investee of RMB196.1 million, nil and RMB3.2 million (US$0.5 million) was recognized in 2010, 2011 and 2012, respectively.

Impairment of Long-lived Assets and Intangible Assets. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to long-lived assets amounting to RMB4.9 million, nil and nil were recognized in 2010, 2011 and 2012, respectively. Impairment charges relating to intangible assets amounting to RMB33.0 million, nil and RMB0.6 million (US$0.1 million) were recognized in 2010, 2011 and 2012, respectively.

Refund of WoW game points. As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million (US$4.2 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$27.3 million) as of December 31, 2012.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	Year Ended December 31,
	2010 (RMB)	2011 (RMB)	2012 (RMB)	2012 (US$)(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	106,471,474	109,046,980	157,390,602	25,262,933
Other revenues	2,042,108	3,418,618	6,190,562	993,654
Sales taxes	(5,675,992)	(6,089,044)	(9,147,349)	(1,468,251)
Net revenues	102,837,590	106,376,554	154,433,815	24,788,336
Cost of services	(103,256,343)	(39,117,993)	(69,415,631)	(11,141,977)
Gross profit (loss)	(418,753)	67,258,561	85,018,184	13,646,359
Operating expenses:
Product development	(139,431,649)	(212,121,930)	(301,471,091)	(48,389,447)
Sales and marketing	(63,290,886)	(90,496,700)	(187,011,621)	(30,017,435)
General and administrative	(112,692,772)	(174,665,299)	(170,382,896)	(27,348,340)
Impairment of equipment and intangible assets	(37,949,452)	0	(569,139)	(91,353)
Loss on termination of R&D VIE arrangements	0	0	(18,093,999)	(2,904,287)
Total operating expenses	(353,364,759)	(477,283,929)	(677,528,746)	(108,750,862)
Other operating income	0	25,993,004	120,000	19,261
Loss from operations	(353,783,512)	(384,032,364)	(592,390,562)	(95,085,242)
Interest income	23,183,239	30,416,367	21,785,899	3,496,878
Other income (expense), net	19,258,286	(652,993)	4,643,937	745,404
Income tax (expense) benefit	(7,368,020)	(165)	0	0
Gain on investment disposal	6,827,900	44,434,802	15,725,792	2,524,164
Impairment loss on investments	(196,115,321)	0	(3,243,744)	(520,657)
Share of loss in equity investments	(10,713,295)	(3,341,607)	(6,347,447)	(1,018,836)
Net loss	(518,710,723)	(313,175,960)	(559,826,125)	(89,858,289)
Net loss attributable to noncontrolling interest	(19,099,129)	(28,846,029)	(45,824,033)	(7,355,264)
Net loss attributable to holders of ordinary shares	(499,611,594)	(284,329,931)	(514,002,092)	(82,503,025)

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2301 to US$1.00 for the convenience of the reader only. See “— Exchange Rate Information.”

Year 2012 Compared to Year 2011

Revenues. Our revenues increased by 45.4% from RMB112.5 million in 2011 to RMB163.6 million (US$26.3 million) in 2012, primarily due to the increase in revenues generated from our online game services.

Online Game Services. Our revenues from our online game services increased by 44.3% from RMB109.0 million in 2011 to RMB157.4 million (US$25.3 million) in 2012. The increase was primarily due to the increase in revenues from PC online games which increased from RMB94.6 million in 2011 to RMB131.0 million (US$21.0 million) in 2012. The increase was primarily due to the combined effect of the increase in our average quarterly revenue per paying user from RMB215 in 2011 to RMB299 (US$48) in 2012 and the decrease in our average quarterly paying user from 113,507 in 2011 to 102,293 in 2012. The decrease in average quarterly paying users was in line with the decrease in average quarterly active users from 3,979,667 in 2011 to 2,282,863 in 2012. Such decreases were mainly associated with our commercialized games launched in or before 2010 which have reached the mature stage of their life cycles and are experiencing a decreasing trend in popularity. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our financial condition, results of operations and cash flows.

The number of quarterly active users refers to the number of users who log into our games at least once during a quarter. The number of average quarterly active users is the average of quarterly active users for each of the four quarters during a year. Quarterly paying user refers to the number of users who purchase virtual currency at least once for our online games during a quarter. Average quarterly paying user is the average of quarterly paying users for each of the four quarters during a year. Quarterly revenue per paying user refers to our revenues from online games during a given quarter divided by the number of the quarterly paying users. Average quarterly revenue per paying user is the average of quarterly revenues per paying users for each of the four quarters during a year.

Our revenues from TV games increased from RMB9.2 million in 2011 to RMB18.5 million (US$3.0 million) in 2012. This increase was primarily due to an increase in the number of average quarterly paying user from 124,536 in 2011 to 157,968 in 2012 and an increase in our average quarterly revenue per paying user from RMB19 in 2011 to RMB30 (US$4.8) in 2012, all due to continuous expansion in our TV game platform and more quality games launched in 2012. Unlike PC online games, our TV games are operated through telecom carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services increased by 81.1% from RMB3.4 million in 2011 to RMB6.2 million (US$1.0 million) in 2012. The increase is mainly due to the increase in our revenue from smart phone application programming trainings.

Cost of Services. Cost of services increased by 77.5% from RMB39.1 million in 2011 to RMB69.4 million (US$11.1 million) in 2012. The increase was primarily driven by the amortization of intangible assets relating to Firefall in 2012. The increase also reflected a one-off waiver of royalty payment in relation to a licensed game in 2011.

Operating Expenses. Operating expenses increased by 42.0% from RMB477.3 million in 2011 to RMB677.5 million (US$108.7 million) in 2012. The increase was primarily attributable to the increases in our product development and sales and marketing expenses.

Product Development Expenses. Product development expenses increased by 42.1% from RMB212.1 million in 2011 to RMB301.5million (US$48.4 million) in 2012. The increase was primarily due to our continuous efforts on the in-house game developments, including the development of Firefall by Red 5.

Sales and Marketing Expenses. Sales and marketing expenses increased by106.7% from RMB90.5 million in 2011 to RMB187.0 million (US$30.0 million) in 2012. The increase in sales and marketing expenses was primarily attributable to the expenses incurred in relation to the promotion of ShenXianZhuan in 2012 and preparation for the introduction of Firefall and Planetside 2.

General and Administrative Expenses. General and administrative expenses decreased by 2.5% from RMB174.7 million in 2011 to RMB170.4 million (US$27.3 million) in 2012, reflecting the decrease of share based compensation in 2012 as we did not grant any share options in 2012 and fully amortized some options granted in prior years.

Impairment of Equipment and Intangible Assets. Impairment provision was nil in 2011, compared to RMB0.6 million (US$0.1 million) in 2012 related to the impairment of the license fee of a game.

Loss on termination of R&D VIE arrangements. We recorded a loss on the restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl, two entities engaging in research and development activities, of RMB18.1 million (US$2.9 million) in 2012. As a result of the restructuring, we deconsolidated these entities in 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Other Operating Income. As a result of non-renewal of WoW license in 2009, we announced a refund plan for the unactivated WoW game point cards, which we recorded as liability to customers in September 2009. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 under applicable laws and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. We recorded RMB0.1 million rental income as other operating income in 2012.

Interest Income. Net interest income decreased by 28.4% from RMB30.4 million in 2011 to RMB21.8 million (US$3.5 million) in 2012, mainly due to the decrease in our cash balance.

Other Income (Expense). Other expenses were RMB0.7 million in 2011, which mainly reflected our foreign exchange loss, compared to other income of RMB4.6 million (US$0.7 million) in 2012, which mainly reflected an exchange gain.

Income Tax Benefit (Expenses). Income tax expenses were nil in 2011 and 2012 as we did not have taxable profits in 2011 and 2012.

Gain on Investment Disposal. We recorded a gain on investment disposal of RMB44.4 million and RMB15.7 million (US$2.5 million) in 2011 and 2012, respectively, in connection with the disposal of our investments in OpenFeint in 2011.

Impairment Loss on Investment. Impairment loss on investment amounted to RMB3.2 million (US$0.5 million) in 2012. In 2011, we did not incur any impairment loss on investment.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB514.0 million (US$82.5 million) in 2012, compared to the net loss of RMB284.3 million in 2011.

Year 2011 Compared to Year 2010

Revenues. Our revenues increased by 3.6% from RMB108.5 million in 2010 to RMB112.5 million in 2011, primarily due to the increase in revenues generated from our online game services.

Online Game Services. Our revenues from our online game services increased by 2.4% from RMB106.5 million in 2010 to RMB109.0 million in 2011. The increase was primarily due to an increase in revenues from TV games, partially offset by a decrease in revenues from PC online games.

Our revenues from PC online games decreased from RMB101.8 million in 2010 to RMB94.6 million in 2011, primarily due to a decrease in the number of our average quarterly paying users from 116,203 in 2010 to 113,507 in 2011 and a decrease in our average quarterly revenue per paying user from RMB234 in 2010 to RMB215 in 2011. The decrease in average quarterly paying users was in line with the decrease in our number of average quarterly active users from 5,054,902 in 2010 to 3,979,667 in 2011. Such decreases were mainly associated with our commercialized games launched in or before 2010 which have reached the mature stage of their life cycles and are experiencing a decreasing trend in popularity. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our financial condition, results of operations and cash flows.

The number of quarterly active users refers to the number of users who log into our games at least once during a quarter. The number of average quarterly active users is the average of quarterly active users for each of the four quarters during a year. Quarterly paying user refers to the number of users who purchase virtual currency at least once for our online games during a quarter. Average quarterly paying user is the average of quarterly paying users for each of the four quarters during a year. Quarterly revenue per paying user refers to our revenues from online games during a given quarter divided by the number of the quarterly paying users. Average quarterly revenue per paying user is the average of quarterly revenues per paying users for each of the four quarters during a year.

Our revenues from TV games increased from RMB3.8 million in 2010 to RMB9.2 million in 2011. This increase was primarily due to an increase in the number of average quarterly paying users from 62,013 in 2010 to 124,536 in 2011 and an increase in our average quarterly revenue per paying user from RMB13 in 2010 to RMB19 in 2011, all due to continuous expansion in our TV game platform and more quality games launched in 2011. Unlike PC online games, our TV games are operated through telecom carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services increased by 67.4% from RMB2.0 million in 2010 to RMB3.4 million in 2011. The increase is mainly due to the increase in revenues from game operating support and advertisement services.

Cost of Services. Cost of services decreased by 62.1% from RMB103.3 million in 2010 to RMB39.1 million in 2011. The decrease was primarily due to the decrease in royalties paid, as we had more in-house developed games in our games portfolio in 2011 compared to 2010, and there was a one-off waiver of royalty payment in relation to a licensed game in 2011.

Operating Expenses. Operating expenses increased by 35.1% from RMB353.4 million in 2010 to RMB477.3 million in 2011. The increase was primarily attributable to the increases in our product development, general and administrative and sales and marketing expenses.

Product Development Expenses. Product development expenses increased by 52.1% from RMB139.4 million in 2010 to RMB212.1 million in 2011. The increase was primarily due to our continuous efforts on the in-house game developments, including the development of Firefall by Red 5.

Sales and Marketing Expenses. Sales and marketing expenses increased by 43.0% from RMB63.3 million in 2010 to RMB90.5 million in 2011. The increase in sales and marketing expenses was primarily attributable to the expenses incurred in relation to the launch of ShenXianZhuan and preparation for the introduction of Firefall.

General and Administrative Expenses. General and administrative expenses increased by 55.0% from RMB112.7 million to RMB174.7 million in 2011, reflecting the increase of share based compensation in 2011 and expenses incurred in connection with the expansion of our overseas subsidiaries in the U.S. and Singapore.

Impairment of Equipment and Intangible Assets. Impairment provision was RMB37.9 million in 2010 related to impairment on certain licenses obtained and fixed assets, compared to nil in 2011.

Other Operating Income. As a result of non-renewal of WoW license in 2009, we announced a refund plan for the unactivated WoW game point cards, which we recorded as liability to customers in September 2009. The legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 under applicable laws and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011.

Interest Income. Net interest income increased by 31.0% from RMB23.2 million in 2010 to RMB30.4 million in 2011, mainly due to the increase of interest rates in banks in China.

Other Income (Expense). Other income is RMB19.3 million in 2010, compared to other expenses of RMB0.7 million in 2011, mainly due to the decrease of subsidies received and the increase of foreign exchange loss.

Income Tax Benefit (Expenses). Income tax expenses were nil in 2011 compared to income tax expenses of RMB7.4 million in 2010. The change was primarily due to the change in deferred tax.

Gain on Investment Disposal. In 2011, we recorded a gain on investment disposal of RMB44.4 million, in connection to the disposal of our investments in OpenFeint in 2011.

Impairment Loss on Investment. In 2011, we did not incur any impairment loss on investment. We had RMB196.1 million of such losses in 2010.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB284.3 million in 2011, compared to the net loss of RMB499.6 million in 2010.

B.	Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries and affiliated PRC entities in China. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries, which in turn are derived principally from earnings generated by our affiliated PRC entities. Specifically, The9 Computer (one of our subsidiaries in China) obtains funds from the PRC entities in the form of payments under the exclusive technical service agreements, pursuant to which The9 Computer is entitled to determine the amount of payment.

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE. Approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date As of December 31, 2012, our unrestricted net assets that would be available to our parent holding company if it were to pay dividends or to satisfy any cash obligations of our parent company amounted to RMB629.2 million (US$101.0 million), which includes RMB136.7 million (US$21.9 million) attributable to PRC subsidiaries.

The aggregate net assets as of December 31, 2011 and 2012, as reflected on our statutory accounts, including registered capital and statutory reserves, is approximately RMB113.7 million and RMB82.7 million (US$13.3 million), respectively, higher than the amount determined under U.S. GAAP.

Cash Flows and Working Capital

Historically, we financed our operations primarily through the proceeds from: the sale of our Series A convertible preferred shares in April 2000, the convertible loans received from our principal shareholders in October 2001 and October 2002, our initial public offering of our ADSs in December 2004, the equity investment received from EA International (Studio) and Publishing Ltd. in May 2007 as well as the cash generated from our operating activities.

As of December 31, 2011 and 2012, we had RMB1,071.7 million and RMB554.3 million (US$89.0 million) in cash and cash equivalents, respectively. The decrease of the cash and cash equivalents from 2011 to 2012 was primarily due to the cash used in our operating activities particularly for product development and sales and marketing, and, to a lesser extent, the capital expenditure we made in 2012.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(247,552)	(270,894)	(489,190)	(78,521)
Net cash used in investing activities	(7,114)	(41,291)	(22,173)	(3,559)
Net cash used in financing activities	(507)	(21,571)	(7,084)	(1,137)
Effect of foreign exchange rate changes on cash	(3,719)	(10,707)	1,000	161
Net decrease in cash and cash equivalents	(258,892)	(344,463)	(517,447)	(83,056)
Cash and cash equivalents at beginning of year	1,675,081	1,416,189	1,071,726	172,024
Cash and cash equivalents at end of year	1,416,189	1,071,726	554,279	88,968

Operating Activities

Net cash used in operating activities was RMB489.2 million (US$78.5 million) in 2012, compared to RMB270.9 million in 2011 and RMB247.6 million in 2010. The increase of net cash used in operating activities from 2011 to 2012 was mainly due to an increase in cash outflow associated with product development and sales and marketing expenses. In particular, the net cash used in operating activities in 2012 primarily reflected a net loss of RMB559.8 million (US$89.9 million) in 2012, partially offset by the adjustments for a stock-based compensation expenses of RMB37.4 million (US$6.0 million). The net cash used in operating activities in 2011 primarily reflected a net loss of RMB313.2 million in 2011 and an adjustment for gain on investment disposal of RMB44.4 million, partially offset by the adjustments for a stock-based compensation expenses of RMB53.3 million. The increase of net cash used in operating activities from 2010 to 2011 was mainly due to the increase in operating expenses, primarily for product development. In particular, the net cash used in operating activities in 2010 primarily reflected a net loss of RMB518.7 million, partially offset by an impairment loss on investments of RMB196.1 million in 2010.

Investing Activities

Net cash used in investing activities was RMB22.2 million (US$3.6 million) in 2012, compared to RMB41.3 million in 2011 and RMB7.1 million in 2010. The decrease in net cash used in investing activities from 2011 to 2012 mainly reflected a decrease in our equity investments and purchase of intangible assets in 2012 compared to 2011. In particular, the net cash used in or generated from investing activities in 2012 primarily included, among other things, (i) cash used for capital expenditures including purchase of property, equipment and software of RMB27.6 million (US$4.4 million), purchase of intangible assets of RMB7.5 million (US$1.2 million) and prepayment and deposits paid for property, equipment and software of RMB4.3 million (US$0.7 million), (ii) cash paid in equity investments of RMB13.6 million (US$2.2 million), and (iii) proceeds from refund of investment of RMB29.1 million (US$4.7 million) and proceeds from disposal of cost method investee of RMB10.3 million (US$1.6 million) in 2012. The net cash used in or generated from investing activities in 2011 primarily included, among other things, (i) cash used for capital expenditure including purchase of property, equipment and software of RMB17.6 million, purchase of intangible assets of RMB73.1 million and prepayment and deposits paid for property, equipment and software of RMB28.6 million, (ii) cash paid in equity investments and available-for-sale investments of RMB34.0.million and (iii) proceeds from refund of investment of RMB28.0 million and proceeds from disposal of cost method investee of RMB71.5 million. The increase in net cash used in investing activities from 2010 to 2011 mainly reflected the acquisition of the Firefall game license from Webzen and prepayment and deposits paid for property, equipment and software, partially offset by the proceeds from the sale of our investment in OpenFeint in 2011. In particular, the net cash used in or generated from investing activities in 2010 primarily included, among other things, (i) cash used for capital expenditure including purchase of property, equipment and software of RMB7.9 million and purchase of intangible assets of RMB12.3 million, (ii) cash paid to acquire equity investees and available-for-sale investments of RMB39.1 million, and (iii) proceeds of refund of upfront license fee of RMB41.9 million.

Financing Activities

Net cash used in financing activities in 2012 was RMB7.1 million (US$1.1 million), primarily attributable to payment for accounts payable related to the purchase of intangible assets. Net cash used in financing activities in 2011 was RMB21.6 million, primarily attributable to our ADS repurchase program in 2011. Net cash used in financing activities in 2010 amounted to RMB0.5 million, primarily due to a purchase of additional equity interest in subsidiary in 2010.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, has determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$27.3 million) as of December 31, 2012.

We have engaged an agent to facilitate the refund to the game point card holders and game point distributors. As of December 31, 2012, the balance of the advance payment to the agent was RMB34.3 million (US$5.5 million). In February 2012, we entered into an agreement with the agent pursuant to which the agent will ensure a refund of the remaining advance to us in five installments in five years. We received the first installment of RMB8.6 million (US$1.4 million) in February 2012, and the second installment of RMB8.6 million (US$1.4 million) in March 2013.

We have sufficient cash balances as of December 31, 2012 to meet our operating cash flow requirements and to enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming twelve months. We actively manage our cash balances by controlling the level of discretionary spending on product development and sales and marketing.

Capital Expenditures

We incurred capital expenditures of RMB20.2 million, RMB119.2 million and RMB46.5 million (US$7.5 million) in 2010, 2011 and 2012, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. Our research and development expenses were RMB139.4 million, RMB212.1 million and RMB301.5million (US$48.4 million) in 2010, 2011 and 2012, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our results of operations, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB)
Operating Lease Obligations	18,244,762	17,010,169	1,123,617	110,976	—

G.	Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board, or FASB, has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The adoption of this ASU is not expected to have a significant effect on our consolidated financial statements.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	46	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	64	Director
Davin Alexander Mackenzie(1)(2)	52	Independent Director
Chao Y. Wang(1)(2)	48	Independent Director
Ka Keung Yeung(1)(2)	53	Independent Director
George Lai	36	Chief Finance Officer
Swun Woo Park	39	Vice President
Chris Shen	44	Vice President
Yong Wang	46	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Cheung Kin Au-Yeung has served as our director since December 2007. Mr. Au-Yeung currently also serves as a member of the board of directors and the audit committee of Xueda Education Group, a NYSE-listed company. He joined Morningside Group in 1996 to oversee its PRC portfolio operations. While with Morningside, he served on the board of directors of Media Partners International Holdings Inc. from June 2001 to November 2005, and was seconded to Sohu.com as chief operating officer from July 1999 to December 1999. Mr. Au-Yeung has over twenty years of operating experience in mainland China, and prior to joining Morningside, he ran the greater China operations of several multinational companies for more than sixteen years as general manager. Mr. Au-Yeung holds an MBA and an MS in Physics from Indiana University.

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently a consultant of Spencer Stuart Beijing Office, a renowned global executive search company. Mr. Mackenzie currently also serves as a member of the board of directors, audit committee and compensation committee of AsiaInfo-Linkage Inc. and a member of the board of directors and audit committee of Mecox Lane Limited, each a Nasdaq-listed company. Mr. Mackenzie is also a director of Sports Beijing, a non-profit recreational youth sports organization, and a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to co-founding Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

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

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation paid to our executive officers was approximately RMB7.7 million (US$1.2 million). We paid a total of RMB1.2 million (US$0.2 million) in cash to our non-executive directors for their services in 2012. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. In May 2011, our Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 and 40,000 ordinary shares vested in July 2011 and 2012, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

We recorded share-based compensation of RMB2.3 million and RMB1.9 million (US$0.3 million) for the year ended December 31, 2011 and 2012, respectively.

Share Incentive Plan

Amended 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. As of March 31, 2013, we have reserved 6,449,614 shares under the 2004 option plan, of which 3,415,741 ordinary shares were outstanding. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of April 12, 2013 and remained outstanding.

	Total Number of Ordinary Shares Underlying Options Granted†	Exercise Price Range (in US$)	Expiration date
Jun Zhu	1,600,000	5.13	August 27, 2015
Yong Wang	*	5.13-6.07	August 27, 2015 – December 11, 2015
Chris Shen	*	5.13-7.36	March 6, 2012 – December 11, 2015
Chao Y. Wang	*	5.13-7.36	March 6, 2012 – December 11, 2015
Ka Keung Yeung	*	5.13-7.36	March 6, 2012 – December 11, 2015
Davin Alexander Mackenzie	*	5.13-7.36	March 6, 2012 – December 11, 2015
Cheung Kin Au-Yeung	*	5.13-7.36	November 17, 2013 – December 11, 2015
Swun Woo Park	*	5.13-6.07	August 27, 2015 – December 11, 2015
George Lai	*	5.13-7.36	November 17, 2013 – December 11, 2015
All Directors and Senior Executive Officers as a Group†	2,600,000	5.13-7.36	March 6, 2012 – December 11, 2015
Other Individuals as a Group (other than those listed above)	3,397,316	5.13-30.90	March 6, 2012 – December 11, 2015

†	Excluding 2,298,561 options forfeited as of the date of this annual report pursuant to the terms of our Amended 2004 Stock Option Plan.
*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.

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

Committees of the Board of Directors

Audit Committee. Our audit committee consists of Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, all of whom satisfy the “independence” definition under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, and the audit committee independence standard under Rule 10A-3 under the Exchange Act. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. The three independent directors were re-elected at our 2012 annual general meeting and each of them is serving a three-year term until the 2015 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders. We may remove a director from office by ordinary resolution.

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

As of December 31, 2012, we had 695 employees, including 78 in management and administration, 36 in our customer service centers, 173 in game operations, sales and marketing, and 408 in product development, including supplier management personnel and technical support personnel. We had 738 and 876 employees as of December 31, 2010 and 2011, respectively. We consider our relations with our employees to be good.

E.	Share Ownership

As of March 31, 2013, there were 28,783,929 ordinary shares outstanding, including 5,700,031 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	7,226,214	25.1%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
George Lai	*	*
Swun Woo Park	*	*
Chris Shen	*	*
Yong Wang	*	*
All Directors and Senior Executive Officers as a Group(4)	8,122,047	28.2%
Principal Shareholders:
Incsight Limited(5)	5,847,334	20.3%
Bosma Limited(6)	4,612,522	16.0%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 28,783,929 ordinary shares outstanding as of March 31, 2013, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 31, 2013.
(3)	Consists of (i) 5,847,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu and (ii) options to purchase 1,378,880 shares held by Mr. Zhu as of March 31, 2013. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(5)	Ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(6)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

As of March 31, 2013, approximately 65.91% of the issued and outstanding shares were held by the record shareholders in the United States, including 18,971,530 ADSs, representing 18,971,530 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.

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

Arrangements with Affiliated PRC Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT and Huopu Cloud. Shanghai IT holds the requisite licenses and approvals for conducting ICP, Internet culture operation and Internet publishing businesses in China. Huopu Cloud holds certain assets and operates certain businesses. Shanghai IT is owned by Yong Wang, our vice president, and Wei Ji, one of our employees. Shanghai Jiucheng Advertisement, which is wholly-owned by Shanghai IT, holds the requisite business license for an advertising entity in China. Huopu Cloud is owned by Junping Han, our senior legal director, and Wei Xiong, our finance director.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Zhong Lun Law Firm, subject to the interpretation and implementation of the GAPP Circular, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Domain Name License Agreement. We granted Shanghai IT the right to use the domain name www.the9.com for its hosting of The9 City and its provision of Internet content in China. The relevant license agreement was terminated when we transferred the domain name to Shanghai IT.

Exclusive Technical Service Agreement. We provide Shanghai IT and Huopu Cloud with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT and Huopu Cloud pay service fees to us based on their actual operating results at a service fee equal to 90% of all operating profit generated by Shanghai IT and Huopu Cloud. We are the exclusive provider of these services to Shanghai IT and Huopu Cloud. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights we maintains over Shanghai IT and Huopu Cloud, through the terms of the other agreements noted above, we are able to unilaterally renew, extend or amend the service agreements at our discretion.

Shareholder Voting Proxy Agreements. Each of the shareholders of Shanghai IT and Huopu Cloud has entered into a Shareholder Voting Proxy Agreement with us, under which each shareholder of Shanghai IT and Huopu Cloud irrevocably grants any third parties designate by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT and Huopu Cloud, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT and Huopu Cloud. The power of proxy is irrevocable and may only be terminated at our discretion. We have also entered into a similar agreement with the shareholder of Shanghai Jiucheng Advertisement.

Call Option Agreements. We entered into a call option agreement with each of the shareholders of Shanghai IT and Huopu Cloud, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT and Huopu Cloud, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and Huopu Cloud (as the case may be) and the minimum amount permissible by the then- applicable PRC law. The shareholders of Shanghai IT and Huopu Cloud have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT and Huopu Cloud without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the Shanghai IT and Huopu Cloud’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as we acquire all equity interests of Shanghai IT or Huopu Cloud subject to applicable PRC laws. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar call option agreement.

Loan Agreements. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011. In December 2010, we provided an aggregate of RMB50.0 million loan to the shareholders of Huopu Cloud, for the purposes of capitalizing the registered capital of Huopu Cloud. Pursuant to the terms of these loan agreements, we granted an interest-free loan to each shareholder of Shanghai IT and Huopu Cloud for the explicit purpose of making a capital contribution to Shanghai IT and Huopu Cloud. The loans have an unspecified term and will remain outstanding for the shorter of the duration of The9 Computer or that of the Shanghai IT or Huopu Cloud (as the case may be), or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loan shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. Currently, Yong Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under an equity pledge agreement. Junping Han and Wei Xiong have pledged all of their equity interests in Huopu Cloud in favor of us under an equity pledge agreement. In the event of a breach of any term in the loan agreements or any other agreements by either Shanghai IT, Huopu Cloud or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar loan agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT, Huopu Cloud or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT and Huopu Cloud have pledged all of their equity interests in Shanghai IT and Huopu Cloud, respectively, in favor of us under an equity pledge agreement. In addition, the dividend distributions to the shareholders of Shanghai IT and Huopu Cloud, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without our prior written consent, may the shareholder transfer or otherwise encumber any equity interests in Shanghai IT and Huopu Cloud. If any event of default as provided for therein occurs, The9 Computer, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts. Each of the shareholders of Shanghai IT and Huopu Cloud has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT, Huopu Cloud or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach. A similar equity pledge agreement was also entered into by and between us and the individual shareholder of Shanghai Jiucheng Advertisement.

Arrangements with Fire Rain and Wanyouyl

Fire Rain. In February 2009, we made an investment and purchased 20% equity interests in Fire Rain, a company engaged in research and development of ShenXianZhuan, a MMORPG. We also obtained an exclusive license from Fire Rain to operate ShenXianZhuan in mainland China. In January 2010, we purchased an additional 5% equity interest and increased our shareholding in Fire Rain to 25%. ShenXianZhuan was commercially launched in China in August 2011 and we were entitled to 80% of the revenues from the game since then. Through certain contractual arrangements, we also provided loans in support of Fire Rain’s business operations. Pursuant to our then contractual arrangement with Fire Rain, we have the power to make decisions that most significantly affect Fire Rain’s operations and effectively assumed a majority of economic risks associated with it, and has the obligation to absorb losses and the right to receive returns that are significant to Fire Rain. As such, we were the primary beneficiary of Fire Rain and have included it in our consolidated financial statements.

In late 2012, due to the weaker than expected performance of the game developed by Fire Rain, we decided to restructure our investments in, and terminate certain contractual arrangements with, Fire Rain, which resulted in the return of the game license and the cessation of providing additional financial support to Fire Rain. The game operations will be controlled directly by Fire Rain prospectively. As a result of the restructuring and change in contractual arrangements, we no longer have the power to direct the activities that most significantly impact Fire Rain’s operations, and as such we ceased to be the primary beneficiary of Fire Rain. As a result, we deconsolidated Fire Rain on the date the restructuring and change in contractual arrangements happened. As of the date of deconsolidation, we retained a 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB17 million (US$2.7 million) and a contractual right to receive 20% of the gross revenues generated by the game. The total loss on deconsolidation of Fire Rain was RMB12.4 million (US$2.0 million), of which RMB1.3 million (US$0.2 million) relates to the loss from remeasurement of the 25% retained equity interest. See Note 4 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the deconsolidation of Fire Rain.

Of the advancement of RMB17.0 million (US$2.7 million) we made to Fire Rain, RMB4.5 million (US$0.7 million) was repaid in January 2013. In addition, certain cash advances to Fire Rain secured by the personal guarantee of the spouse of a third-party shareholder of Fire Rain. In April 2013, we agreed that such shareholder will transfer a 33.5% equity interest in Fire Rain to us and in return we will release the personal guarantee provided. After the share transfer, we expect to own approximately 58.5% of the equity interest in Fire Rain.

Wanyouyl. From July 2009 to June 2010, we made an investment in and purchased 20% equity interest in Wanyouyl, a company engaged in research and development of Era Zero. We also obtained an exclusive global license from Wanyouyl to operate Era Zero. Through certain contractual arrangements, we also provided loans in support of Wanyouyl’s business operations. Pursuant to our then contractual arrangement with Wanyouyl, we established the power to make decisions that most significantly affect Wanyouyl’s operations and effectively assumed a majority of economic risks associated with the entity, and had the obligation to absorb losses and the right to receive returns that are significant to Wanyouyl. As such, we were the primary beneficiary of Wanyouyl and have consolidated the entity in our consolidated financial statements until September 2012.

In late 2012, due to its unsatisfactory testing result, we restructured the investments in and contractual arrangement with Wanyouyl through certain transactions. In particular, we terminated the product development and license agreement with Wanyouyl and sold our equity interest in Wanyouyl to a third party for a consideration of RMB3.0 million (US$0.5 million). We retained a contractual right to receive 20% of future revenues of Era Zero developed by Wanyouyl, subject to a cap of RMB10 million (US$1.6 million). We deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB5.7 million (US$0.9 million).

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan — Amended 2004 Stock Option Plan.”

Investments or Agreements entered into with Affiliated Entities

In January 2012, we entered into a cooperative agreement with Shenhua for endorsing and promoting Firefall for a term of two years. Shenhua is a long-established leading soccer team in the Chinese Super League, the highest tier of professional soccer association in China. Mr. Zhu Jun, our chairman and chief executive officer and one of our principal shareholders, is one of the major shareholders of Shenhua. Under the agreement, Shenhua players will wear jerseys bearing the name and logo of Firefall or other games as designated by us in all domestic and international soccer games and also make appearances at press conferences and product promotion and sales initiatives for Firefall or other games as designated by us and participate in other activities for promoting Firefall or other games as designated by us. The9 paid Shenhua RMB32 million (US$5.1 million) for the promotion services. In addition, in January 2012, we entered into an endorsement agreement with Nicolas Anelka, a famous soccer player who played for Shenhua at that time, for endorsement and promotion of Firefall for a consideration of EUR2.7 million (RMB21.9 million).

We paid EUR2.7 million (RMB21.9 million) to Nicolas Anelka in January 2012. In August 2012, we entered into an endorsement agreement with Didier Yves Drogba Tebily, a famous soccer player who played for Shenhua at that time, for endorsement and promotion of Planetside 2 for one year for a consideration of EUR3.1 million (RMB24.3million). We paid EUR3.1 million (RMB24.3 million) to Didier Yves Drogba Tebily in August 2012.

In April 2012, we entered into a loan agreement with Beijing Linkage Technology Co., Ltd., or Beijing Linkage, our related party in which we own 45% equity interest. Pursuant to the loan agreement, we made a loan in the amount of RMB6.8 million (US$1.1 million) to Beijing Linkage for it to make capital increase in its invested company. There were RMB5.3 million (US$0.8 million) loan outstanding as of December 31, 2012. In March 2013, we entered into another loan agreement with Beijing Linkage, pursuant to which we made another loan in the amount of RMB4.5 million (US$0.7 million) to Beijing Linkage for providing working capital to its invested company.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of us, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. We intend to assert our rights in the court of law. Based on the on-going assessment by our management and external legal counsel, the management believes that the likelihood for us to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. The lawsuit was heard on November 26, 2009 by the Beijing Superior Court. We asserted our rights in the court. On February 3, 2010, the court issued a judgment against us and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, we shall pay a total of RMB1.6 million in compensation to the plaintiff. Subsequently, we and the plaintiff filed an appeal challenging the judgment. As of December 31, 2009, we had accrued RMB6.1 million for this litigation, including legal fees, based on the case development. We have paid RMB4.5 million and RMB1.2 million in 2010 and 2011, respectively, and further accrued RMB2.8 million and RMB0.3 million for compensation and legal fees relating to this litigation during the years ended December 31, 2010 and 2011, respectively. In May 2012, the Supreme Court affirmed the lower court’s judgment and ordered us and other defendants to pay RMB2.2 million (US$0.4 million) to the plaintiff. In September 2012, we made the payment to the plaintiff in compliance with the judgment. We paid RMB4.5 million, RMB1.2 million and RMB1.9 million (US$0.3 million) for legal fee related to the litigation in 2010, 2011 and 2012, respectively.

In May 2011, Diego Maradona, a former Argentina soccer star, filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third-party company in China, alleging that the defendants used his name and image in a web and social game operated by us without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among others, that the defendants to pay RMB20 million for his alleged losses. In consultation with our external PRC legal counsel, we estimate that it is probable that we would lose the lawsuit and the contingent loss was estimated to be approximately RMB2 million, which estimate is made based on, among other relevant factors, remedies for other similar civil lawsuits. Accordingly, we accrued a contingent loss of RMB2 million in the year ended December 31, 2011. As of December 31, 2011 and 2012, we believed that it was remote that the court would adjudicate a fine exceeding the amount that it has recognized.

Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business, financial condition and results of operations.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, legal restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Sales Price
	High	Low
Annual High and Low
2008	28.50	9.97
2009	16.64	6.28
2010	8.66	3.70
2011	8.49	2.90
2012	7.98	2.71

Quarterly High and Low
First Quarter 2011	8.49	6.03
Second Quarter 2011	7.70	4.85
Third Quarter 2011	6.30	3.48
Fourth Quarter 2011	8.28	2.90
First Quarter 2012	7.98	5.35
Second Quarter 2012	6.82	4.10
Third Quarter 2012	5.98	4.38
Fourth Quarter 2012	4.74	2.71

Monthly High and Low
October 2012	4.74	3.60
November 2012	3.75	2.71
December 2012	3.83	2.90
January 2013	3.33	2.79
February 2013	3.03	2.75
March 2013	3.05	2.53
April 2013 (through April 10, 2013)	2.70	2.53

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by:

•	a special resolution of the shareholders of each constituent company; and

•	such other authorizations, if any, as may be specified in such constituent company’s articles of association.

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

The following summary of the material Cayman Islands and U. S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U. S. Federal Income Taxation

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, the discussion below does not address any tax consequences arising out of the 3.8% Medicare tax on “net investment income.”

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2012, we believe we were a PFIC for such year.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2012. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of marketable stock (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally would be subject to the tax rules discussed below under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2012). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC generally will include in income such holder’s pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2012), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2012 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of U. S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U. S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares generally will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

U.S. Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed US$50,000.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars and other foreign currencies while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately more than 30% appreciation of the RMB against the U.S. dollar since the introduction of new policy. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$0.02 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We have received US$0.2 million for the year 2012, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2012. Based on that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Based on the evaluation of the effectiveness of our disclosure controls and procedures our management, with the participation of our chief executive officer and our chief financial officer, performed prior to our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2011, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

A material weakness is a deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of Financial Statements, or PCAOB Auditing Standard No. 5), or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. Deloitte Touche Tohmatsu Certified Public Accountants LLP was formerly known as Deloitte Touche Tohmatsu CPA, Ltd. At the direction of the government of the PRC in accordance with applicable PRC laws and regulations, Deloitte Touche Tohmatsu CPA, Ltd. has restructured as a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, which succeeded for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA, Ltd. with effect from January 1, 2013. That attestation report appears below.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of The9 Limited:

We have audited the internal control over financial reporting of The9 Limited and its subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 18, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 18, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accounts LLP, our principal external auditors for the periods indicated below.

	2011	2012
	RMB	RMB	US$
Audit fees(1)	4,424,423	4,965,566	797,028
Audit-related fees(2)	—	—	—
Tax fees(3)	643,073	179,133	28,753

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADSs repurchased	Average price paid per ADS(2)	Total number of ADSs purchased as part of publicly announced program(1)	Approximate dollar value of ADSs that may yet be purchased under the program
12/1/2012-12/31/2012	40,492	3.26	40,492	9,866,503
1/1/2013-1/31/2013	201,621	3.02	201,621	9,251,750
2/1/2013-2/28/2013	1,008,968	2.75	1,008,968	6,469,297
3/1/2013-3/31/2013	190,147	2.73	190,147	5,945,025
4/1/2013-4/11/2013	142,948	2.59	142,948	5,570,138

Total	1,584,176	2.78	1,584,176	5,570,138

(1)	In December 2012, our board of directors authorized a share repurchase program under which we may purchase up to US$10 million of our ADSs over the next 12 months on the open market and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act.
(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt of The Registrant (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file No. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of 2010 among The Registrant, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file No. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

4.1	Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Post-Effective Amendment No. 2 to our Registration Statement on Form S-8 (file No. 333-127700) filed with the Securities and Exchange Commission on December 16, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.6	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file No. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Subscription and Purchase Agreement, dated April 2, 2004, by and among The Registrant, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	Shareholders’ Agreement, dated April 16, 2004, by and among The Registrant, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13	Memorandum of Agreement, dated November 9, 2004, between The Registrant and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Software License Agreement, dated September 20, 2004, among HanbitSoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file No. 333- 120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.15	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The Registrant (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.17	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.18	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.19	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.20	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.21	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.22	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number	Document

4.26	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27	List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28	Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun and Shanghai IT (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.29	Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30	Translation of Supplementary Agreement between Yong Wang, Zhu Jun and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.31	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.32	Translation of Exclusive Technical Support Service Agreement dated December 13, 2010 between Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.33	Translation of Exclusive Call Option Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.34	Translation of Equity Pledge Agreement dated January 6, 2011 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.35	Translation of Loan Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.36	Translation of Shareholder Voting Proxy Agreement dated December 13, 2010 among Junping Han, Wei Xiong, Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.37	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Document

4.38	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.39	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.40	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.41	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.42	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.43	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.44*	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

Exhibit Number	Document

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101**†

Financial information of the registrant for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Statements of Operations and Comprehensive Loss for the Years ended December 31, 2010, 2011 and 2012; (ii) Consolidated Balance Sheets as of December 31, 2011 and 2012; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Cash Flows for the Years ended December 31, 2010, 2011 and 2012; and (v) Notes to Consolidated Financial Statements for the Years ended December 31, 2010, 2011 and 2012.

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

Date: April 18, 2013

[Signature Page to 20-F]

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 18, 2013

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	106,471,474	109,046,980	157,390,602	25,262,933
Other revenues	2,042,108	3,418,618	6,190,562	993,654

	108,513,582	112,465,598	163,581,164	26,256,587
Sales taxes	(5,675,992)	(6,089,044)	(9,147,349)	(1,468,251)

Net revenues	102,837,590	106,376,554	154,433,815	24,788,336
Cost of services	(103,256,343)	(39,117,993)	(69,415,631)	(11,141,977)

Gross profit (loss)	(418,753)	67,258,561	85,018,184	13,646,359

Operating expenses:
Product development	(139,431,649)	(212,121,930)	(301,471,091)	(48,389,447)
Sales and marketing	(63,290,886)	(90,496,700)	(187,011,621)	(30,017,435)
General and administrative	(112,692,772)	(174,665,299)	(170,382,896)	(27,348,340)
Impairment of equipment and intangible assets	(37,949,452)	0	(569,139)	(91,353)
Loss on termination of R&D VIE arrangements	0	0	(18,093,999)	(2,904,287)

Total operating expenses	(353,364,759)	(477,283,929)	(677,528,746)	(108,750,862)
Other operating income	0	25,993,004	120,000	19,261

Loss from operations	(353,783,512)	(384,032,364)	(592,390,562)	(95,085,242)
Interest income, net	23,183,239	30,416,367	21,785,899	3,496,878
Other (expenses) income, net	19,258,286	(652,993)	4,643,937	745,404

Loss before income tax expense, gain on investment disposal, impairment loss on investments and share of loss in equity investments	(311,341,987)	(354,268,990)	(565,960,726)	(90,842,960)
Income tax expense	(7,368,020)	(165)	0	0

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(318,710,007)	(354,269,155)	(565,960,726)	(90,842,960)

Gain on investment disposal	6,827,900	44,434,802	15,725,792	2,524,164
Impairment loss on investments	(196,115,321)	0	(3,243,744)	(520,657)
Share of loss in equity investments	(10,713,295)	(3,341,607)	(6,347,447)	(1,018,836)

Net loss	(518,710,723)	(313,175,960)	(559,826,125)	(89,858,289)
Less: Net loss attributable to noncontrolling interest	(19,099,129)	(28,846,029)	(45,824,033)	(7,355,264)

Net loss attributable to holders of ordinary shares	(499,611,594)	(284,329,931)	(514,002,092)	(82,503,025)

Net loss	(518,710,723)	(313,175,960)	(559,826,125)	(89,858,289)
Other comprehensive loss:
Unrealized loss on available-for-sale investments	0	0	(56,600)	(9,085)
Currency translation adjustments	(2,511,883)	(4,304,857)	(979,709)	(157,254)

Comprehensive loss	(521,222,606)	(317,480,817)	(560,862,434)	(90,024,628)
Less: Comprehensive loss attributable to noncontrolling interest	(19,514,314)	(29,279,528)	(46,117,427)	(7,402,357)

Comprehensive loss attributable to holders of ordinary shares	(501,708,292)	(288,201,289)	(514,745,007)	(82,622,271)

Net loss attributable to holders of ordinary shares per share—Basic and diluted	(19.89)	(11.39)	(20.98)	(3.37)

Weighted average number of shares outstanding—Basic and diluted	25,121,679	24,956,197	24,494,046	24,494,046

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	1,071,725,828	554,278,809	88,967,883
Short term investment	0	877,350	140,824
Accounts receivable, net of allowance for doubtful accounts of 2011: nil, 2012: RMB26,834	10,054,911	15,621,678	2,507,452
Advances to suppliers	3,365,755	2,094,525	336,195
Prepayments and other current assets	66,060,141	76,022,204	12,202,405
Prepaid royalties	15,556,270	14,820,331	2,378,827
Deferred costs	1,903,099	900,961	144,614

Total current assets	1,168,666,004	664,615,858	106,678,200

Restricted cash	0	737,959	118,451
Investments in equity investees	72,051,143	76,017,792	12,201,696
Available-for-sale investments	6,342,100	6,285,500	1,008,892
Property, equipment and software	60,513,021	64,575,315	10,365,053
Goodwill	10,035,775	10,011,247	1,606,916
Intangible assets	159,493,400	155,049,811	24,887,211
Land use right	76,036,026	74,115,115	11,896,296
Other long-term assets	75,756,603	60,936,775	9,781,027

Total assets	1,628,894,072	1,112,345,372	178,543,742

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 18,844,789 and 19,753,814 as of December 31, 2011, and December 31, 2012, respectively)	44,149,842	54,947,197	8,819,633
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 3,042,253 and 1,487,795 as of December 31, 2011, and December 31, 2012, respectively)	5,797,785	4,148,647	665,904
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 16,115,067 and 7,119,429 as of December 31, 2011, and December 31, 2012, respectively)	27,010,571	17,878,053	2,869,625
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 12,011,822 and 12,827,945 as of December 31, 2011, and December 31, 2012, respectively)	16,661,791	20,255,327	3,251,204
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 169,998,682 as of both December 31, 2011, and December 31, 2012)	169,998,682	169,998,682	27,286,670
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Group of 23,037,145 and 22,014,045 as of December 31, 2011, and December 31, 2012, respectively)	47,906,323	50,484,656	8,103,346

Total current liabilities	311,524,994	317,712,562	50,996,382

Long-term accounts payables (including Long-term accounts payables of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2011 and December 31, 2012)	60,016,072	39,912,925	6,406,466

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2011 and December 31, 2012)	5,521,837	5,508,341	884,150

Total liabilities	377,062,903	363,133,828	58,286,998

Commitments and contingencies (Note 28)
EQUITY
The9 Limited shareholders’ equity
Ordinary shares (US$0.01 par value; 250,000,000 shares authorized as of December 31, 2011 and 2012, 24,456,805 and 24,484,634 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	1,996,367	1,997,390	320,603
Additional paid-in capital	2,110,986,623	2,148,416,134	344,844,566
Statutory reserves	28,071,982	28,071,982	4,505,864
Accumulated other comprehensive loss	(5,968,056)	(6,710,971)	(1,077,185)
Accumulated deficit	(872,306,210)	(1,386,308,302)	(222,517,825)

The9 Limited shareholders’ equity	1,262,780,706	785,466,233	126,076,023
Noncontrolling interest	(10,949,537)	(36,254,689)	(5,819,279)

Total equity	1,251,831,169	749,211,544	120,256,744
Total liabilities and equity	1,628,894,072	1,112,345,372	178,543,742

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	25,121,645	2,051,712	2,069,616,975	28,071,982	0	(88,364,685)	2,011,375,984	2,073,617	2,013,449,601
Net loss	0	0	0	0	0	(499,611,594)	(499,611,594)	(19,099,129)	(518,710,723)
Currency translation adjustments					(2,096,698)		(2,096,698)	(415,185)	(2,511,883)

Comprehensive loss							(501,708,292)	(19,514,314)	(521,222,606)
Recognition of noncontrolling interest from an acquisition	0	0	0	0	0	0	0	15,417,870	15,417,870
Issuance of ordinary shares from stock option exercise	2,502	166	84,838	0	0	0	85,004	0	85,004
Employee share based compensation	0	0	27,864,312	0	0	0	27,864,312	2,315,605	30,179,917
Purchase of shares of a subsidiary from holders of noncontrolling interest	0	0	523,586	0	0	0	523,586	(1,122,325)	(598,739)
Dissolution of two VIEs	0	0	0	0	0	0	0	(2,100,946)	(2,100,946)
Capital contribution to subsidiaries attributable to noncontrolling interest	0	0	(6,981,392)	0	0	0	(6,981,392)	6,981,392	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	5,564	0	0	0	5,564	1,102	6,666

Balance as of December 31, 2010	25,124,147	2,051,878	2,091,113,883	28,071,982	(2,096,698)	(587,976,279)	1,531,164,766	4,052,001	1,535,216,767

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	0	0	0	0	0	(284,329,931)	(284,329,931)	(28,846,029)	(313,175,960)
Currency translation adjustments	0	0	0	0	(3,871,358)	0	(3,871,358)	(433,499)	(4,304,857)

Comprehensive loss							(288,201,289)	(29,279,528)	(317,480,817)
Issuance of noncontrolling interest	0	0	0	0	0	0	0	2,395,000	2,395,000
Issuance of ordinary shares from stock option exercise	61,474	3,920	712,953	0	0	0	716,873	0	716,873
Repurchase and retirement of ADSs	(728,816)	(59,431)	(21,027,722)	0	0	0	(21,087,153)	0	(21,087,153)
Employee share based compensation	0	0	51,358,820	0	0	0	51,358,820	1,912,700	53,271,520
Purchase of shares of a subsidiary from holders of noncontrolling interest	0	0	1,565,749	0	0	0	1,565,749	(2,771,389)	(1,205,640)
Capital contribution to subsidiaries attributable to noncontrolling interest	0	0	(12,741,104)	0	0	0	(12,741,104)	12,741,104	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	4,044	0	0	0	4,044	575	4,619

Balance as of December 31, 2011	24,456,805	1,996,367	2,110,986,623	28,071,982	(5,968,056)	(872,306,210)	1,262,780,706	(10,949,537)	1,251,831,169

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	0	0	0	0	0	(514,002,092)	(514,002,092)	(45,824,033)	(559,826,125)
Unrealized loss on available –for-sales investment	0	0	0	0	(56,600)	0	(56,600)	0	(56,600)
Currency translation adjustments	0	0	0	0	(686,315)	0	(686,315)	(293,394)	(979,709)

Comprehensive loss							(514,745,007)	(46,117,427)	(560,862,434)
Issuance of ordinary shares from stock option exercise	68,321	4,325	913,297	0	0	0	917,622	0	917,622
Repurchase and retirement of ADSs	(40,492)	(3,302)	(836,239)	0	0	0	(839,541)	0	(839,541)
Employee share based compensation	0	0	33,415,941	0	0	0	33,415,941	3,962,433	37,378,374
Change in equity interest attributable to noncontrolling interest	0	0	3,933,247	0	0	0	3,933,247	(3,933,247)	0
Termination of contractual arrangements with R&D VIEs	0	0	0	0	0	0	0	20,782,431	20,782,431
Issuance of shares by a subsidiary upon exercise of stock options	0	0	3,265	0	0	0	3,265	658	3,923

Balance as of December 31, 2012	24,484,634	1,997,390	2,148,416,134	28,071,982	(6,710,971)	(1,386,308,302)	785,466,233	(36,254,689)	749,211,544

Balance as of December 31, 2012 ((US$ except share data, Note 3)	24,484,634	320,603	344,844,566	4,505,864	(1,077,185)	(222,517,825)	126,076,023	(5,819,279)	120,256,744

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(518,710,723)	(313,175,960)	(559,826,125)	(89,858,289)
Adjustments for:
Deferred taxes	7,407,081	0	0	0
(Gain) loss on disposal of property, equipment and software	(984,264)	2,334,725	(140,163)	(22,498)
Impairment of intangible assets	33,020,462	0	569,139	91,353
Impairment loss on investments	196,115,321	0	3,243,744	520,657
Impairment on equipment	4,928,990	0	0	0
Depreciation and amortization of property, equipment and software	23,856,884	14,914,744	20,266,129	3,252,938
Amortization of land use right	1,920,911	1,920,910	1,920,911	308,327
Amortization of intangible assets	10,012,288	1,958,630	10,662,892	1,711,512
Share of loss in equity investments	10,713,295	3,341,607	6,347,447	1,018,836
Gain on investment disposal	(6,827,900)	(44,434,802)	(15,725,792)	(2,524,164)
Allowance for doubtful accounts	0	0	26,834	4,308
Provision for up front prepaid royalties and deferred costs	5,518,917	0	865,340	138,897
Provision for due from related party	1,285,845	0	0	0
Provision for prepayments and other current assets	200,000	523,968	2,045,397	328,309
Loss on termination of R&D VIE arrangements	1,082,591	0	18,093,999	2,904,287
Exchange loss (gain)	4,527,477	10,574,954	(1,898,715)	(304,765)
Stock based compensation expense	30,179,917	53,271,520	37,378,374	5,999,643
Issuance of noncontrolling interest	0	2,395,000	0	0
Change in accounts receivable	(9,792,038)	657,341	(6,903,864)	(1,108,147)
Change in due from related party	(175,421)	0	0	0
Change in advances to suppliers	(10,086,545)	11,455,907	(151,783)	(24,363)
Change in prepayments and other current assets	11,804,104	(5,241,174)	(11,418,586)	(1,832,809)
Change in prepaid royalties	(21,134,410)	(699,541)	(165,712)	(26,599)
Change in deferred costs	(1,395,336)	1,008,838	1,002,138	160,854
Change in other long-term assets	(18,016,107)	6,999,964	3,263,426	523,816
Change in accounts payable	4,163,941	(18,019,185)	(241,324)	(38,735)
Change in income tax payable	(29,947)	0	0	0
Change in other taxes payable	(2,044,225)	1,672,970	(2,996,695)	(481,003)
Change in advances from customers	(2,052,793)	19,908,926	(3,062,517)	(491,568)
Change in deferred revenue	7,574,705	(1,846,378)	3,908,307	627,327
Change in refund of game points	—	(25,993,004)	0	0
Change in other payables and accruals	(10,614,609)	5,575,476	3,747,136	601,457

Net cash used in operating activities	(247,551,589)	(270,894,564)	(489,190,063)	(78,520,419)

	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from investing activities
Increase in restricted cash	0	0	(737,959)	(118,451)
Purchase of short term investment	0	0	(877,350)	(140,824)
Acquisition, net of cash acquired	(7,512,404)	0	0	0
Net cash disposed of upon deconsolidation of VIEs	(2,207,437)	0	(6,413,031)	(1,029,363)
Proceeds from disposal of cost method investee	0	71,528,002	10,256,199	1,646,233
Cash paid to acquire equity investees and available-for-sale investments	(39,093,200)	(33,984,340)	(13,557,840)	(2,176,183)
Extension of loans receivable	(2,000,000)	(3,000,000)	(5,250,000)	(842,683)
Collection of loans receivable	13,660,000	2,025,000	3,000,000	481,533
Proceeds from disposal of available-for-sale investments	6,827,900	0	0	0
Proceeds from disposal of property, equipment and software	1,500,000	81,171	1,619,951	260,020
Proceeds from refund of Investment	0	28,019,115	29,098,880	4,670,692
Proceeds from refund of upfront license fees	41,873,102	13,245,400	0	0
Prepayment and deposits paid for property, equipment and software	0	(28,565,286)	(4,295,338)	(689,449)
Purchase of property, equipment and software	(7,856,721)	(17,566,350)	(27,558,433)	(4,423,433)
Purchase of intangible assets	(12,305,541)	(73,073,785)	(7,457,601)	(1,197,028)

Net cash used in investing activities	(7,114,301)	(41,291,073)	(22,172,522)	(3,558,936)

Cash flows from financing activities:
Purchase of additional equity interest in subsidiary	(598,739)	(1,205,640)	0	0
Proceeds from stock option exercise	85,004	716,873	917,622	147,289
Proceeds from exercise of stock options of a subsidiary	6,666	4,619	3,923	630
Repurchase of ADSs	0	(21,087,153)	(839,541)	(134,756)
Payment for accounts payable related to purchase of intangible assets	0	0	(7,166,649)	(1,150,326)

Net cash provided by (used in) financing activities	(507,069)	(21,571,301)	(7,084,645)	(1,137,163)

Effect of foreign exchange rate changes on cash	(3,719,092)	(10,706,528)	1,000,211	160,545

Net change in cash and cash equivalents	(258,892,051)	(344,463,466)	(517,447,019)	(83,055,973)
Cash and cash equivalents, beginning of year	1,675,081,345	1,416,189,294	1,071,725,828	172,023,856

Cash and cash equivalents, end of year	1,416,189,294	1,071,725,828	554,278,809	88,967,883

Supplemental disclosure of cash flow information:
Cash paid for income taxes	1,839	165	0	0
Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	886,319	3,102,167	2,647,168	424,900
Accrual related to purchase of intangible assets and related withholding taxes	8,609,510	80,021,430	72,854,780	11,693,998
Receivable on refund of investment in an equity investee	66,227,000	36,351,373	7,252,493	1,164,105
Receivable on refund of upfront licensing fees	13,245,400	0	0	0

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2012:

Name of entity	Date of incorporation	Place of incorporation	Relationship	Interest held
				Direct	Indirect
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	Subsidiary	100%	—
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	Subsidiary	100%	—
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	Subsidiary	100%	—
New Star International Development Limited (“New Star”)	January-08	Hong Kong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	Subsidiary	100%	—
TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	Subsidiary	—	100%

Name of entity	Date of incorporation	Place of incorporation	Relationship	Interest held
				Direct	Indirect
Red 5 Studios, Inc. (“Red 5”)	June-05	USA	Subsidiary	—	81% (Note 5)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-10	Singapore	Subsidiary	100%	—
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	Subsidiary	100%	—
The9 Korea Co., Ltd. (“The9 Korea”)	February-11	Korea	Subsidiary	100%	—
Red 5 Korea Co., Ltd. (“Red 5 Korea”)	Novermber-10	Korea	Subsidiary	100%	—
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	Wholly-owned subsidiary of Shanghai IT	None
Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”)	December-10	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	Wholly-owned subsidiary of Huopu Cloud	None
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-11	PRC	VIE subsidiary	None (Note 4)
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-12	PRC	Wholly-owned subsidiary of Shanghai IT	None
Shanghai The9 Education Software Technology Co., Ltd. (“The9 Education”)	May-12	PRC	Wholly-owned subsidiary of Shanghai IT	None

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”. The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online role playing games (“MMORPGs”), web games, social games, mobile games and TV games. The Group launched licensed MMORPGs as well as proprietary MMORPGs, including Soul of Utimate Nation and Shen Xian Zhuan and web and social games including Winning Goal, Q Jiang San Guo, Winning Dunk and ReXueWuShuang, in mainland China. The Group also started monetization on one proprietary game, Firefall, a massively multiplayer online first-person shooter game (“MMOFPS”), in the United States in 2012. In 2011, the Group launched The9 Game Zone, which is a mobile game platform in mainland China.

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Group suffered loss and cash outflows from operations for the year ended December 31, 2010, 2011 and 2012, respectively, subsequent to the non-renewal of World of Warcraft (“WoW”) license in 2009. During the year of 2012, the Group’s net cash outflows from operations was RMB 489.2 million (US$78.5 million). The Group expects to continue to incur product development, and sales and marketing expenses for licensed and proprietary new games. The Group currently depend on a limited number of games for substantially all of the Group’s revenues and are making significant investments in the development of new games. If any of these games incur any adverse developments or if the Group is unable to develop, purchase or license additional games that are attractive to users and result in overall revenue growth, the Group’s business, financial condition and results of operations may be materially and adversely affected. The Group regards the going concern assumption as appropriate as the Group plans to launch several MMORPGs and MMOFPSs, web and social games during the year ending December 31, 2013, which are expected to be accretive to the Group’s operating results and cash flows from operations. Management also has the ability to manage the cash balances by controlling the level of discretionary spending on product development and sales and marketing, and believes the Group will be able to satisfy its liabilities in the normal course of business. As a result, the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern.

<2> Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary and VIEs in which it has a controlling financial interest. The results of the subsidiary are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiary and VIEs have been eliminated in consolidation.

PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In September 2009, the General Administration of Press and Publication (“GAPP”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular. It is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in the PRC. While the GAPP Circular is applicable to the Group and its business in terms of publication and pre-approval of online games, to date, GAPP has not issued any interpretation of Section 4 of the GAPP Circular to specifically invalidate VIE agreements and, to the Group’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with VIEs to operate online games in the PRC. Therefore, the Group believes that its ability to direct the activities of VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than temporary impairment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The Group’s functional currency with the exception of its subsidiaries, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, is the RMB. The functional currency of Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea is United States Dollar (“US$”, or “US dollars”), United States Dollar, Singapore Dollar, Korean Won and Korean Won, respectively. Assets and liabilities of Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). The aggregate foreign exchange net (loss) gain was RMB(4.5) million, RMB(10.6) million and RMB1.9 million (US$0.3 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive income (loss).

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2011 and 2012, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2011 and 2012 are amounts denominated in US Dollars totaling US$16.1 million and US$8.3 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB959.9 million and RMB499.5 million (US$80.2 million) as of December 31, 2011 and 2012, respectively.

<6> Short term investments

Short term investments represent the bank time deposits with original maturities longer than three months and less than one year.

<7> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB nil, RMB nil and RMB 0.03 million in 2010, 2011 and 2012, respectively. In 2011, the Company wrote off uncollectable accounts receivable of RMB22.2 million, which had been fully provided for in 2009.

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

<9> Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose to guarantee the performance of a service agreement with a third party platform. Due to the contractual terms of the restriction, the balance has been classified as a non-current asset.

<10> Investments in equity investees

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

<11> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2011 and 2012, the Group did not hold trading securities or held-to-maturity securities.

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

<12> Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	The shorter of respective term of the leases or the estimated useful lives of the leasehold improvements

Computer and equipment	3 to 4 years

Software	5 years

Office furniture and fixtures	3 years

Motor vehicles	5 years

Office buildings	10 to 20 years

<13> Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s business acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In September 2011, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Group completes a two-step goodwill impairment test in December of each year. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

<14> Intangible assets

Intangible assets consist primarily of acquired game licenses and acquired game development costs from business combinations.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of acquired game licenses commences upon the monetization of the related online game.

The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill if they lived until completion or abandonment of the associated research and development efforts. The acquired In-process research and development costs were recorded as acquired game development cost upon completion of the research and development efforts and is amortized on a straight-line basis over the useful economic life of the relevant online game. Amortization of acquired game development cost commences upon the monetization of the related online game.

<15> Land use right

Land use right represents operating lease prepayments to the PRC’s land bureau for usage of the parcel of land where the Group’s office building is located. Amortization is calculated using the straight-line method over the estimated land use right period of 44 years.

<16> Impairment of long-lived assets

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

<17>Revenue recognition

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

Online game services to players on the Group’s game server

The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to players. The Group adopts virtual item / service consumption model for the online game services.

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

Online game operation services over third party platform

For social games, TV games and certain web games, while they are also adopting the virtual item / service consumption model, these games are launched on the third party game platforms and telecom carriers. Revenue from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as the Group does not set the pricing of the in-game currency of the third party game platforms. Revenue from TV games operated through telecom carriers is recognized upon consumption of the in-game premium features with the gross amount received by telecom carriers as the Group is the primary obligor of the game operation. The remittance to telecom carrier is recognized as costs of services when incurred.

Overseas licensing revenue

The Group licenses proprietary online games to operators in overseas market and receives license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other revenues

Other revenues include those generated from game operating support, training and advertisement and short message services.

Game operating support, training and advertisement

Game operating support, training and advertisement revenue include revenues generated from providing technical support services, including website development and construction, hardware and software support, training, maintenance and advertisements to customers. These revenues are recognized when delivery of the service and advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Short message services

The Group contracts with various Chinese mobile carriers for the transmission of wireless short messaging services related to the Group’s games. Revenue is recognized in the period in which services are performed, provided that no significant obligation remains, collection of receivables is reasonably assured and the amount can be accurately estimated.

Sales Tax

The Group is subject to business tax at a rate of 5% and related surcharges on revenues earned in the PRC. Sales tax and related charges for revenues earned from the sale of online points are recognized as sales tax in the consolidated statements of operations and comprehensive income (loss) and are deducted from gross revenues to arrive at net revenues.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of value-added tax (“VAT”) in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Shanghai, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from August 2012, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax.

<18>Advances from customers, deferred revenue, and deferred costs

Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual consumption of in-game premium features by players or when the likelihood that the Group would provide further online game service to those customers is remote. Direct service costs, primarily, prepaid royalties, related to deferred revenue and advances from customers are also deferred. Deferred service costs are recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the related online game’s prepaid fees are recognized as revenue.

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fee received in advance of the monetization of the game is recorded in advances from operators.

<19>Cost of services

Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

<20>Product development costs

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

For website and internally used software development costs, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the application and infrastructure development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of internally generated costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

<21>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB23.5 million, RMB32.8 million and RMB85.3 million (US$13.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively, were expensed as incurred.

<22>Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB23.5 million, RMB1.2 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively, which were recorded in other income in the consolidated statements of operations and comprehensive income (loss).

<23>Share-based compensation

The Group measures the cost of employee services received in exchange for stock-based compensation at the grant date fair value of the share-based awards. The fair value of the share awards were measured using the fair value of shares, while the fair value of the options or equity warrants were measured using the Black-Scholes option pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. For the options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies.

The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of the Company’s ordinary shares. Risk-free interest rate is based on United States (“US”) government bonds issued with maturity terms similar to the expected term of the stock-based awards.

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

<24>Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.

<25>Income taxes

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

<26>Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests is presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income (loss) to be attributed to controlling and noncontrolling interest.

<27>Earnings (loss) per share

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

<28>Segment reporting

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

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells in-game items primarily through sales of prepaid cards and prepaid online points to its customers via Beijing Huiyuan Net Technology Co., Ltd., a national online distributor. Accounts receivable from this national online distributor represent 9% and 12% of the Group’s total accounts receivable as of December 31, 2011 and December 31, 2012, respectively.

<30>Acquisitions

The Group measures the consideration it transfers at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations and comprehensive income (loss).

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

<32>Financial instruments

Financial instruments consist of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable and long-term accounts payable. The carrying value of the Group’s cash and cash equivalents, restricted cash, short-term investment, accounts receivable and accounts payable approximate their market values due to the short-term nature of these instruments. The carrying value of long term accounts payable approximates its fair value as the impact to discount the long term payable with interest rate is insignificant. The Group does not use derivative instruments to manage risks.

<33>Recent accounting pronouncements

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The adoption of this ASU is not expected to have a significant effect on the Group’s consolidated financial statements.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiary, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.2301, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2012. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT and Huopu Cloud which were designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC, and ii) Hangzhou Fire Rain Network Technology Co., Ltd.(“Fire Rain”), Shenzhen Wanyouyinli Technology Co., Ltd. (“Wanyouyl”) and Mengxiang Hulian, which are start-up research and development companies (“R&D VIEs”) developing games funded by the Group.

Shanghai IT and Huopu Cloud

Shanghai IT and Huopu Cloud are VIEs of the Group, which were designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC. The game operation was primarily performed by Shanghai IT.

There are a few key contractual arrangements between The9 Computer (the “WOFE”) and related VIEs that provide the Group with a controlling financial interest over the VIEs and upon which the Group concluded that it is required to consolidate these entities pursuant to the guidance in ASC 810.

A summary of the contractual agreements referenced above is as follows:

1)	Loan Agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The loans have an unspecified term and will remain outstanding for the duration of WOFE or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE’s prior written request.

2)	Equity Pledge Agreement. The shareholders of the VIEs entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call Option Agreement. The VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant the WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.

4)	Shareholder Voting Proxy Agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.

5)	Exclusive Technical Service Agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Company is able to unilaterally renew, extend or amend the service agreements at its discretion.

The Group shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining the Group has “the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance,” the Group looked to the specific provisions of the Call Option Agreement and Shareholder Voting Proxy Agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIEs are embodied firstly in the Equity Pledge Agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the Exclusive Technical Service Agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary The9 Computer, has (1) the power to direct the activities of the VIEs that most significantly affect the VIE’s economic performance and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, it has been deemed to be the primary beneficiary of the VIEs and has consolidated the respective VIEs since the date of execution of such agreements.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIEs. In light of the fact that most of the shareholders of the VIEs are directors, officers, shareholders or employees of the Company or the PRC subsidiaries, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

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

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from our offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIEs are domestic PRC enterprises owned by nominee shareholders, the Group is not likely to finance their activities by means of direct capital contributions either.

If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the results of operation of the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or VIEs.

R&D VIEs

Fire Rain, Wanyouyl and Mengxiang Hulian are primarily start-up research and development companies (the “R&D companies”) developing games funded by the Group. Fire Rain and Wanyouyl primarily engaged in the development of MMORPGs since 2009 and Mengxiang Hulian has started the development of web and mobile game beginning in 2011. The Group had arrangements with each of Fire Rain, Wanyouyl and Mengxiang Hulian whereby the Group provided substantial financial support and obtained equity interests in these entities. The Group has acquired or has an option to acquire the exclusive licenses in Mainland China or worldwide for the games under development by these entities. As of December 31, 2011 and 2012, the Group held equity interest of 25% and 25% of Fire Rain, 20% and nil of Wanyouyl and 20% and 20 % of Mengxiang Hulian, respectively.

Under the above arrangements with the R&D companies, the Group has the power to make decisions that most significantly affect the entities’ operations and effectively assumed a majority of economic risks associated with these entities, and has the obligation to absorb losses and the right to receive returns that are significant to these entities. As such, prior to the reconsideration events discussed below, the Group is the primary beneficiary of these entities and has included them in its consolidated financial statements since their respective dates of incorporation.

In late 2012, due to the weaker than expected performance of the game developed by Fire Rain, the Group decided to terminate certain contractual arrangements with Fire Rain, which resulted in the return of the game license and the cessation of providing additional financial support to Fire Rain. The game operations will be controlled directly by Fire Rain prospectively. As a result of the change in contractual arrangements, the Group no longer has the power to direct the activities that most significantly impact Fire Rain’s operations, and as such the Group ceased to be the primary beneficiary of Fire Rain and deconsolidated Fire Rain on the date the contractual arrangements were terminated. As of the date of deconsolidation, the Group retained its 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB 17 million (US$ 2.7 million) and a contractual right to receive 20% of the gross revenues generated by the game. Upon termination of the original VIE arrangements, the Group concluded that RMB 4.5 million (US$ 0.7 million) out of RMB 17 million (US$ 2.7 million) as cash previously advanced to the VIE would be repaid by Fire Rain and considered such amount in the determination of the loss associated with such termination. The RMB 4.5 million (US$ 0.7 million) was received in January 2013. The Group also determined that the fair value of the retained 25% equity interest in Fire Rain was approximately nil. The Group measured the fair value of the investment based on a discounted cash flow approach. The discounted cash flow analysis is a level 3 fair value measurement that requires the use of significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which includes various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors.

The total loss on deconsolidation of Fire Rain was RMB12.4 million (US$ 2.0 million), of which RMB 1.3 million (US$ 0.2 million) relates to the loss from remeasurement of the 25% retained interest. The total loss was recorded in loss on termination of VIE arrangements. After deconsolidation, Fire Rain remains aVIE and a related party of the Group of which the Group does not constitute as its primary beneficiary. Given the Group made full provision of any remaining receivable due from Fire Rain, the Group’s maximum loss exposure as a result of the involvement with Fire Rain would be nil. In addition, as Fire Rain was incorporated as limited liability company under the PRC Company Law, creditors of Fire Rain do not have recourse to the general credit of the Group for any of the liabilities of Fire Rain.

In late 2012, in a series of contemplated transactions, the Group terminated the product development and license agreement with Wanyouyl and sold its entire equity interest in Wanyouyl to a third party for consideration of RMB 3.0 million (US$ 0.5 million). The Group retained its contractual right to receive 20% of future revenues of a game developed by Wanyouyl, subject to a cap of RMB10.0 million (US$1.6 million). The Group deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB 5.7 million (US$0.9 million), which is recognized in Loss on termination of R&D VIE arrangements.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$ (Note 3)
Total assets	1,086,447,994	223,569,019	35,885,302
Total liabilities	243,049,758	233,201,710	37,431,455

	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$ (Note 3)
Revenue	101,808,411	103,128,242	146,100,548	23,450,755
Net loss	(50,392,716)	(44,008,489)	(163,422,412)	(26,231,106)

The VIEs contributed an aggregate of 99.0%, 96.9% and 94.6% of the consolidated net revenues for the year ended December 31, 2010, 2011 and 2012, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 66.7% and 20.1%, respectively, of the consolidated total assets, and 64.5% and 64.2%, respectively, of the consolidated total liabilities.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

5. ACQUISITION

On April 6, 2010, the Group, through New Star, closed the acquisition of 39,766,589 shares of Series A convertible preferred stock of Red 5, an online game developer based in the US. The purchase price consisted of US$1.84 million paid in January 2010 to purchase 16,229,470 shares of outstanding series A convertible preferred stock from existing shareholders and US$15 million to purchase 23,537,119 shares of newly issued Series A convertible preferred stock, of which US$8 million was paid in 2010 and US$7 million was paid in 2011. As a result, the Company owned approximately 82% of the equity interest of Red 5 on an as-converted basis and became the controlling shareholder of Red 5 as of April 6, 2010. The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Group’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price of US$16.84 million (RMB114.9 million) is as follows:

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

Subsequent to April 6, 2010, the Group acquired 777,723 and 2,020,601 shares of common stock of Red 5 from the noncontrolling interest holders for US$0.1 million (RMB0.6 million) and US$0.2 million (RMB1.4 million) cash in 2010 and 2011, respectively. In September 2012, Red 5 issued restricted common stock to two directors of Red 5 (Note 23). The equity interest of the Group was diluted to approximately 81% as of December 31, 2012 due to the vesting of restricted common stock.

As of the date of acquisition, Red 5 was in the process of fulfilling its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third party game publisher to develop an online game (Firefall) in exchange for cash consideration from the third party operator. The Group has settled the game development and license agreement with the third party operator. Please refer to Note 12.

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

The following unaudited pro forma information summarizes the results of operations of the combined entity for the year ended December 31 2010, as if the acquisition of Red 5 has occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition of Red 5 been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Revenue	Net Loss
	RMB	RMB
Pro forma for 2010	108,513,582	(532,673,479)

Revenue and net loss from Red 5 since the acquisition date included in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2010 was nil and RMB46.2 million, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
Receivable from equity method investee (Note 24)	0	9,750,000	1,564,983
Receivable from cost method investee (Note 8 <1>)	29,081,174	7,252,493	1,164,106
Accrued interest income	2,689,359	942,304	151,250
Prepayments and deposits	17,511,127	48,341,591	7,759,360
Others	16,778,481	9,735,816	1,562,706

	66,060,141	76,022,204	12,202,405

7. PREPAID ROYALTIES AND DEFERRED COSTS

Due to weaker than expected operating performance of certain games, the Group recognized an impairment loss for prepaid royalties of RMB5.5 million, nil and RMB0.9 million (US$0.1 million) for the year ended December 31, 2010, 2011, and 2012, respectively. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive income (loss).

8. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2011	December 31, 2012	December 31, 2012	Share ownership as of December 31, 2012
	RMB	RMB	US$ ( Note 3)%
Investments accounted for under equity method:
Object Software Limited *	0	0	0	18.6%
9Webzen Limited *	0	0	0	30%
Beijing Linkage Technology Co., Ltd. (“BLT”)	9,706,069	6,827,820	1,095,941	45%
Shanghai Jichuang Network Technology Co., Ltd. (“Jichuang”)*	2,816,574	0	0	30%
Beijing Boran Lexiang Technology Co., Ltd. (“Boran Lexiang”)*	2,018,339	0	0	15%
Fire Rain (Note 4)	0	0	0	25%
Guangzhou Man Cheng Information Technology Co., Ltd. (“Man Cheng”)	0	5,544,105	889,890	10%
Tandem Fund II, L.P. (“Tandem Fund”)	0	6,135,706	984,848	12.3%
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,605,111	1.2%
G10 Entertainment Corporation (“G10”)	24,892,921	24,892,921	3,995,589	13.7%
OpenFeint Inc. ( “OpenFeint”)	0	0	0	0%
CrowdStar Inc. (“Crowdstar”)	22,617,240	22,617,240	3,630,317	2.3%

Total	72,051,143	76,017,792	12,201,696

*	The Group has assessed the recoverability of the investments and fully impaired the balances in the respective periods listed.

<1> G10

In April 2008, the Group, through China Crown Technology, invested US$38.3 million in cash to subscribe 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. On the other hand, considering the preferred shares are non-redeemable, they are not debt securities. Accordingly, the Group accounted for the investment in G10 under cost method, with an amount of US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price would be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, which would result in a purchase price reduction of US$25.0 million under the Share Subscription Agreement. After further negotiations, both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million, payable in 26 equal monthly installments beginning in February 2011. A Korean bank issued an irrevocable guarantee to the Group, guaranteeing payment of up to US$10.0 million of G10’s obligation under the settlement agreement. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. As of December 31, 2012, RMB7.3 million (US$1.2 million) receivable due in 2013 was recorded in prepayments and other current assets.

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

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2011 and 2012, respectively.

<2> OpenFeint

In July 2010, the Group, through Asian Way, invested US$4.0 million in the form of cash to subscribe 987,654 Series 3 preferred stocks issued by OpenFeint, a San Francisco-based company that develops mobile games and operates OpenFeint, a leading mobile social platform for smart phones. The investment accounted for less than 20% of OpenFeint on an as converted basis.

In April 2011, together with all the then existing shareholders of OpenFeint, the Group sold all of its Series 3 preferred stocks of OpenFeint to a third party for US$13.4 million (RMB84.4 million) cash consideration, among which US$ 2.5 million was withheld and placed in an escrow account to secure any indemnification claims. Due to the uncertainty in collectability of proceeds from the escrow account, the Group only recorded US$10.9 million (RMB68.7 million) cash receipt as consideration and recognized a gain on investment disposal of RMB44.4 million (US$7.1 million) for the year ended December 31, 2011. In 2012, the Group received notice from the stockholder representative that additional proceeds were being released from the escrow account. As the additional gain was then crystalized, the Group recognized the additional gain on investment disposal of RMB 15.7 million (US$ 2.5 million) for the year ended December 31, 2012. For the year ended December 31, 2012, RMB10.2 million (US$1.6 million) was received, and the remaining amount was received shortly after year end.

In December 2010, the Group entered into a software license agreement with OpenFeint for the Group to launch and operate OpenFeint and its related software for five years after commercial launch in the PRC. The Group launched The9 Game Zone powered by OpenFeint in April 2011.

<3> CrowdStar

In May and November 2011, the Group invested US$2.5 million and US$1 million cash, respectively, to subscribe 118,030 and 47,212 Series 2 preferred stocks issued by CrowdStar, a SanFrancisco-based social and mobile game company, which accounted for less than 20% of its total outstanding equity on an as converted basis. The preferred stocks are convertible, non-redeemable, have a liquidation preference and do not have a readily determinable fair value. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2012.

<4> Tandem Fund

In April 2012, the Group invested US$ 1.2 million to Tandem Fund with the total commitment of US$ 4.0 million and became a Limited Partner (“LP”) of the fund. Tandem Fund is a venture capital focusing on mobile business industry at early stages. By investing in the Fund, the Group aims to enjoy the development of mobile business and seek opportunity for business cooperation with the Fund’s investees. The Group is required to record such investment via fair value at each reporting period. As of December 31, 2012, the fair value of the Fund was reported as US$ 7.9 million and the Group recorded 12.3% of such fair value based on its ownership.

9. AVAILABLE-FOR-SALE INVESTMENTS

Investment in Youjia Group Limited. (“Youjia”)

In November 2011, the Group acquired 925,926 redeemable and convertible preferred shares of Youjia, a mobile social application developer based in the PRC, for a consideration of US$1.0 million. The Group’s investment represented 6.67% of Youjia’s equity interest on an as converted basis. The Group recorded the investment in Youjia as an available-for-sale investment as the redeemable convertible preference share is in substance a debt security. As of December 31, 2012, the Group determined that the fair value of the investment in Youjia (Note 16) approximated the carrying value of RMB 6.3 million.

10. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
Office buildings	64,488,993	67,482,202	10,831,640
Computer and equipment	193,354,191	170,034,382	27,292,400
Leasehold improvements	7,903,060	15,492,417	2,486,704
Office furniture and fixtures	9,558,048	13,467,292	2,161,649
Motor vehicles	13,012,578	9,443,462	1,515,780
Software	16,957,721	17,746,626	2,848,530
Construction in progress	1,150,000	0	0
Less: accumulated depreciation and amortization	(245,911,570)	(229,091,066)	(36,771,650)

Net book value	60,513,021	64,575,315	10,365,053

Depreciation and amortization charges for the years ended December 31, 2010, 2011 and 2012 amounted to RMB23.9 million, RMB14.9 million and RMB20.3 million (US$3.3 million), respectively.

The Group recorded impairment of RMB4.9 million, nil and nil on equipment in 2010, 2011 and 2012, respectively, as detailed at Note 15.

11. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2011	40,748,074	(30,199,751)	10,548,323
Translation difference	(512,548)	0	(512,548)

Balance at December 31, 2011	40,235,526	(30,199,751)	10,035,775
Write-off fully impaired goodwill	(30,199,751)	30,199,751	0
Translation difference	(24,528)	0	(24,528)

Balance at December 31, 2012	10,011,247	0	10,011,247

Balance at December 31, 2012 US$ (Note 3)	1,606,916	0	1,606,916

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

12. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31 are as follows:

<1> Intangible assets subject to amortization

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)

Acquired game licenses	186,793,796	154,640,722	24,821,547
Acquired game development cost	0	12,285,000	1,971,879
Less: Accumulated amortization	(38,432,377)	(10,119,873)	(1,624,352)
Impairment provision	0	(569,138)	(91,353)
Translation difference	(209,639)	(1,186,900)	(190,510)

Net book value of intangible assets subject to amortization	148,151,780	155,049,811	24,887,211

In 2011 and 2012, RMB 40.3 million and RMB 39.0 million (US$6.3million) acquired game licenses were expired, respectively, and were written off from the cost basis and accumulated amortization.

Since its acquisition by the Group on April 6, 2010, Red 5 has been substantially devoting its operating activities to fulfill its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third party game publisher to develop Firefall in exchange for cash consideration from the third party publisher. Prior to the acquisition, Red 5 received a total of US$24.7 million cash consideration as an advance recoupable against future royalties payable to Red 5. Red 5 retained the ownership of the game and granted the third party publisher an exclusive, non-transferable term license to market and distribute the game and host the game to customers in specified regions after Red 5 completes the game development. Red 5 continues to perform its obligations under the agreement post-acquisition, including the provision of post-contract customer support for the hosted version of the game to the third party publisher during the term of the license. The initial term of the agreement is from February 2006 through the fifth anniversary of the first commercial release of the initial game. Thereafter, the agreement can be renewed in two-year terms.

In September 2011, Red5 Korea, Red 5 Singapore and Red5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive , non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million (RMB 62.9 million) and guaranteed an additional payment of US$12.7 million (RMB 79.9 million) to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million (RMB62.9 million) and the guaranteed amount of US$12.7 million (RMB79.9 million), was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The amount payable which is expected to due on or before December 31, 2013 amounted to US$ 5.3 million (RMB 32.9 million) was recorded in accounts payable under current liabilities. The remaining unpaid amount was recorded in long-term accounts payable.

The Group pledged the intellectual property in relation to the game to secure the guaranteed amount. Following this license acquisition, the previously recognized backlog of US$ 0.4 million in relation to the game development and license agreement acquired in Red 5 acquisition was reclassified to acquired game licenses as it was considered to be additional cost to acquire the game license paid in prior year.

Amortization expense related to intangible assets was RMB10.0 million, RMB2.0 million and RMB 10.7 (US$1.7 million) for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2013	22,958,741	3,685,132
2014	22,583,476	3,624,898
2015	22,583,476	3,624,898
2016	22,583,476	3,624,898
2017	22,583,476	3,624,898

Total	113,292,645	18,184,724

<2> Intangible assets not subject to amortization

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
In-process research and development	12,285,000	0	0
Translation difference	(943,380)	0	0

Net book value of intangible assets not subject to amortization	11,341,620	0	0

The acquired in-process research and development costs were reclassified as acquired game development cost upon completion of the research and development efforts in 2012.

The Group recorded impairment on intangible assets of RMB 33.0 million, nil and RMB 0.6 million (US$0.1 million) for acquired game licenses in 2010, 2011 and 2012, respectively, which was recorded in the impairment of equipment and intangible assets line item in the consolidated statements of operations and comprehensive income (loss), as detailed in note 15.

13. LAND USE RIGHT

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,349	85,160,349	13,669,178
Less: accumulated amortization	(9,124,323)	(11,045,234)	(1,772,882)

Net book value	76,036,026	74,115,115	11,896,296

Amortization charge for the years ended December 31, 2010, 2011 and 2012 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

14. OTHER LONG-TERM ASSETS

Other long-term assets are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
Deferred employee compensation	10,708,214	5,459,354	876,287
Prepayment and deposits for property, equipment and software	28,565,286	32,819,483	5,267,890
Receivable from cost method investee (Note 8 (1))	7,270,199	0	0
Receivable from WoW game points refund agent (Note 19)	28,651,292	22,188,652	3,561,524
Others	561,612	469,286	75,326

Total	75,756,603	60,936,775	9,781,027

15. IMPAIRMENT OF LONG-LIVED ASSETS

The operating losses of certain games were trigger events for long-lived assets impairment analyses. The Group determined its long-lived asset groups, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The asset groups consist of the Group’s operating assets for respective games and entity-wide assets such as the Group’s office building and land use right.

For asset groups related to games, estimates of future cash flows developed during the revision of the original budgets by taking into consideration of lower than expected projected operating performance as well as market acceptance of games that have not been commercially launched and expected future game operations, indicated certain asset groups of the Company may not recover their carrying value. As a result of the Group’s impairment analysis, asset groups associated with certain games and licensing fees paid for certain games that the Group has not commercially launched were identified as being impaired. Accordingly, an impairment provision was recognized equal to the excess of the carrying value over the fair value of the associated assets. The Group determined the fair value of the assets group using the income approach, a level 3 fair value measurement. The income approach included the use of a discounted cash flow model, which required assumptions of projected revenues, expenses, capital expenditures and other costs, as well as a discount rate calculated based on the risk profile of the Group. The impairment charges were recognized as follows:

(i)	Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment and upfront licensing fees of RMB4.9 million and RMB21.5 million , respectively, in 2010. No such impairment provision was made in 2011 and 2012. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue. Due to the lower than expected market acceptance of the games and the following content updates, certain games experienced significantly lower than expected user levels and revenue.

(ii)	The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of RMB11.5 million, nil and RMB0.6 million (US$0.1 million) were recognized in 2010, 2011 and 2012, respectively.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Group’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2012:

	Fair Value Measurements at Reporting Date Using
	Quoted Price in Active Markets for Identified assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Available-for-sale investment—Youjia (Note 9)	0	0	6,285,500

The Group determined the fair value of its investment in Youjia as of December 31, 2012 based on the price from an independent third-party transaction in September 2012 with comparable terms.

For recurring fair value measurements using significant unobservable inputs (Level 3), the following table presents the changes in the Group’s available-for-sale investments that were measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2010, 2011 and 2012. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2010, 2011 and 2012.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2010	2011	2012
	RMB	RMB	RMB
Balance at the beginning of the year	0	0	6,342,100
Purchases	0	6,342,100	0
Unrealized loss recognized in other comprehensive income	0	0	(56,600)
Impairment losses included in earnings	0	0	0

Balance at the end of the year	0	6,342,100	6,285,500

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2012. There is no impairment loss on assets and liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2011.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		RMB	RMB	RMB
Investment in Fire Rain	0	0	0	0	1,313,067
Investment in Jichuang	0	0	0	0	1,341,153
Investment in Boran Lexiang	0	0	0	0	1,902,591
Upfront licensing fees	0	0	0	0	569,139

Total	0	0	0	0	5,125,950

Significant unobservable inputs (Level 3) were used in measuring the fair value of the Group’s investment in Fire Rain when the Group terminated its original VIE arrangements with Fire Rain. The Group measured the fair value of the investment based on discounted cash flow approach. The discounted cash flow analysis requires the use of significant unobservable inputs, including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital. The net present value derived from such discounted cash flow model based on a discount rate of 30.5% was nil, thus, management determined that such investment was fully impaired and the impairment charges were included in loss on termination of R&D VIE arrangements (Note 4) on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2012.

Given the unsatisfying results of Jichuang and Boran Lexiang’s research and development activities, the Group tested its investment in the two equity investee for impairment as of December 31, 2012. The fair value of such investments was measured as nil given the operations of both investees were substantially discontinued as a result of insufficient cash flow. Thus, the Group deemed the carrying amount of the investments was fully impaired and recorded such impairment in loss in equity investment for the year ended December 31, 2012.

The less than satisfactory performance of certain games indicated that the carrying amounts of intangible assets and property and equipment may not be recoverable. The Group tested the long-lived assets and goodwill for impairment. As a result of the long-lived asset impairment tests, upfront licensing fees held and used with a carrying amount of RMB0.6 million, respectively, were fully impaired, with the resulting impairment charges included in earnings for the year ended December 31, 2012.

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2010, 2011 and 2012. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2010, 2011 and 2012. Therefore, no Singapore income tax has been provided for in the years presented.

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

In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE. Every qualified HNTE company is required to re-apply for this qualification according to the new implementation rules. The HNTE qualification is valid for three years and could be renewed for another 3 year period. In October 2008, C9I Beijing re-applied for the HNTE qualification and received approval for the HNTE qualification and related preferential tax rates during the period of 2008-2010 from the government authorities. However, C9I Beijing did not receive approval for renewal of its HNTE qualification after it expired in 2010 and was not entitled to enjoy the 15% preferential EIT rate for the years 2011 and 2012. Total tax savings of C9I Beijing were nil for the years ended December 31, 2010, 2011 and 2012, respectively.

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2011, Shanghai IT renewed its HNTE qualification and obtained approval in 2012, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2011 to 2013. Total tax savings of Shanghai IT were nil for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Composition of income tax benefit (expense)

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax (expense) benefit	39,061	(165)	0	0
China	39,061	(165)	0	0
Other jurisdictions	0	0	0	0
Deferred taxation	131,458,011	56,216,109	135,199,657	21,701,041
China	56,671,847	20,125,336	62,228,916	9,988,429
Other jurisdictions	74,786,164	36,090,773	72,970,741	11,712,612
Change in valuation allowance	(138,865,092)	(56,216,109)	(135,199,657)	(21,701,041)
China	(64,078,928)	(20,125,336)	(62,228,916)	(9,988,429)
Other jurisdictions	(74,786,164)	(36,090,773)	(72,970,741)	(11,712,612)

Income tax (expense) benefit	(7,368,020)	(165)	0	0

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(4%)	1%	0%
Change of prior year deferred tax assets	0%	(5%)	0%
Change of valuation allowance	(15%)	(19%)	(25%)
(Income) not subject to tax and non-deductible expenses, net	(9%)	1%	0%
Effect of tax holidays	(1%)	0%	0%
Effect of future tax rate change	3%	0%	0%
Effect of expired net operating loss carry forwards	0%	(3%)	0%

Effective EIT rate	(1%)	0%	0%

Significant components of deferred tax assets

	December 31, 2011 RMB	December 31, 2012 RMB	December 31, 2012 US$ (Note 3)
Temporary differences related to expenses and accruals	4,719,622	4,466,370	716,902
Temporary differences related to provision for advances to suppliers	0	2,421,809	388,727
Temporary differences related to provision for doubtful accounts	0	3,132,359	502,778
Temporary differences related to prepaid royalties	4,495,406	0	0
Other	1,721,596	4,140,842	664,651

Total current deferred tax assets	10,936,624	14,161,380	2,273,058
Less: Valuation allowance	(10,936,624)	(14,161,380)	(2,273,058)

Net current deferred tax assets	0	0	0

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	13,139,782	6,567,863	1,054,215
Startup expenses and advertising fee	9,818,616	19,011,503	3,051,557
Temporary differences related to research and development credits	5,368,367	1,011,966	162,432
Temporary differences related to equity investment	5,619,339	9,263,766	1,486,937
Foreign tax credits	15,563,223	15,525,185	2,491,964
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	802,555
Tax loss carry forwards	247,897,899	378,001,844	60,673,479

Total non-current deferred tax assets	302,407,226	434,382,127	69,723,139
Less: Valuation allowance	(302,407,226)	(434,382,127)	(69,723,139)

Net non-current deferred tax assets	0	0	0

Total deferred tax assets	0	0	0

Significant components of deferred tax liabilities

	December 31, 2011 RMB	December 31, 2012 RMB	December 31, 2012 US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,521,837	5,508,341	884,150

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2011	For the year ended December 31, 2012	For the year ended December 31, 2012
	RMB	RMB	US$
			(Note 3)
Balance at January 1	257,127,741	313,343,850	50,295,156
Increase in valuation allowance	56,216,109	135,199,657	21,701,041

Balance at December 31	313,343,850	448,543,507	71,996,197

For the years ended December 31, 2011 and 2012, additional valuation allowance of approximately RMB56.2 million and RMB135.2 million was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2012, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB862.2 million, of which RMB16.5 million, RMB126.3 million, RMB230.6 million, RMB197.8 million and RMB291.0 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2012, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$63.6 million and US$63.9 million, respectively, which will begin to expire in 2026 and 2016, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2016. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiry.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2010, 2011 and 2012.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2010, 2011 and 2012.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2010 or 2011 and 2012. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2010, 2011 and 2012, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2012, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2005 through 2012 are open tax years, subject to examination by the relevant tax authorities.

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are as follows:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	27,419,504	26,147,447	4,196,955
Professional services	10,613,150	6,746,476	1,082,884
Product development services	3,090,913	5,447,604	874,401
Marketing and promotion	1,692,630	4,195,359	673,402
Others	5,090,126	7,947,770	1,275,704

	47,906,323	50,484,656	8,103,346

19. REFUND OF WOW GAME POINTS

As a result of the loss of the WoW license on June 7, 2009 , the Group announced a refund plan in connection with unactivated WoW game point cards, which the Group recorded as advance from customers. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009.

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.2 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points sooner than 20 years. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$27.3 million) as of December 31, 2012.

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent for RMB43.3 million for this purpose. In 2010, 2011 and 2012, RMB0.4 million, nil and nil were refunded to game point card holders through the agent, respectively. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2012, the balance of the advance payment to the agent was RMB34.3 million (US$5.5 million). The current portion of RMB8.6 million (US$1.4 million) was recorded in prepayments and other current assets and the present value of the long-term portion amounting to RMB22.2 million (US$3.6 million) was recorded in other long-term assets, respectively.

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

In December 2012, the Company’s Board approved share buyback of up to US$10 million of its ADSs over the next 12 months. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$0.1 million and repurchased approximately 0.04 million shares of its ADSs as of December 31, 2012. As of April 11, 2013, the company spent a further aggregate purchase consideration of approximately US$4.3 million and repurchased approximately 1.5 million shares of ADSs.

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

22. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income(loss) for such employee benefits amounted to RMB24.8 million, RMB24.3 million and RMB33.7 million (US$5.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. SHARE-BASED COMPENSATION

23.1 Stock options granted by the Company

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31 2012, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date.

As of December 31, 2012, options to purchase 3,415,741 ordinary shares were outstanding and options to purchase 1,928,177 ordinary shares were available for future grant under the 2004 Option Plan. The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	3,806,615	US$	5.64	3.60	US$	6,351,833
Exercised	(28,321)	US$	5.13
Forfeited	(362,553)	US$	7.83

Outstanding at December 31, 2012	3,415,741	US$	5.41	2.70		Nil

Vested and expected to vest at December 31, 2012	3,379,045	US$	5.41	2.70		Nil

Exercisable at December 31, 2012	2,561,937	US$	5.41	2.66		Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was US$4,579, US$41,165 and US$31,563 for year ended December 31, 2010, 2011 and 2012, respectively.

The weighted-average grant-date fair value of options granted during the years 2010 and 2011 was US$2.23 and US$1.92, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during year 2012.

	For the year ended December 31, 2010		For the year ended December 31, 2011
Risk-free interest rate		0.77%-1.03%		0.33%
Expected life (years)		3.25		3.25
Expected dividend yield		0		0
Volatility		59.24%-60.71%		57.90%
Fair value of options at grant date	US$	2.13-US$2.58	US$	1.92

For the years ended December 31, 2010 and 2011 and 2012, the Company recorded share-based compensation of RMB24.0 million, RMB17.9 million and RMB16.3 million (US$2.6 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost due to modification of option exercise price in September 2009.

As of December 31, 2012, there was approximately RMB11.5 million (US$1.9 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 0.79 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu, the Chairman of the Board and Chief Executive Officer of the Company. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. It is considered probable the performance targets will be met. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. The Group recorded share-based compensation of RMB3.9 million, RMB30.8 million and RMB14.5 million (US$2.3 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

23.3 Ordinary shares granted to non-executive directors

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of the Group’s four non-executive directors, which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such directors continue their services during the period. An aggregate of 40,000 ordinary shares vested in July 2011 and 2012, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. The Group recorded share-based compensation of RMB2.3 million and RMB1.9 million (US$0.3 million) for the year ended December 31, 2011 and 2012, respectively.

23.4 Stock options granted by TDC

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

The following table summarizes the TDC’s share option activities with Mr. Zhu and TDC employees:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	16,611,000	HK$	0.10	4.0	Nil
Forfeited	(371,000)	HK$	0.10		Nil

Outstanding at December 31, 2012	16,240,000	HK$	0.10	3.0	Nil

Vested and expected to vest at December 31, 2012	16,240,000	HK$	0.10	3.0	Nil

Exercisable at December 31, 2012	16,240,000	HK$	0.10	3.0	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2012 is calculated as the difference between the estimated fair value at December 31, 2012 and the exercise price of the shares.

TDC recorded share-based compensation of RMB0.5 million, RMB0.4 million and nil for options granted for the years ended December 31, 2010, 2011 and 2012, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

23.5 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of April 6, 2010 and December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2012, Red 5 granted a total of 28,963,258 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2012, option to purchase 21,533,673 share of common stock were outstanding and options to purchase 251,632 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	19,684,602	US$	0.129	4.95	US$	74,867
Granted	1,921,422	US$	0.116
Exercised	(5,000)	US$	0.124
Forfeited	(67,351)	US$	0.137
Outstanding at December 31, 2012	21,533,673	US$	0.128	4.19	US$	21,815

Vested and expected to vest at December 31, 2012	21,506,496	US$	0.128	4.19	US$	21,815

Exercisable at December 31, 2012	9,302,929	US$	0.132	3.61	US$	21,815

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the period from April 6, 2010 to December 31, 2010 and for the year ended December 31, 2011 and 2012 were US$14,141, US$3,507 and nil, respectively.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	1.10%-5.00%
Expected life (years)	5.00-6.00
Expected dividend yield	0
Volatility	38.89%-69.36%

In September 2012, Red 5 granted 6,122,435 restricted common stocks to two directors of Red 5 including Mr. Zhu for their services to Red 5. 60% of the restricted common stocks were vested on the grant date. The remaining stocks shall become vested in a series of 36 successive equal monthly installments upon grantees’ completion of each month of service to Red 5 over the 36-month period measured from the grant date.

Red 5 recorded share-based compensation of RMB1.8 million, RMB1.5 million and RMB4.0 million (US$0.6 million) for options and restricted common stocks granted for the period from April 6, 2010 to December 31, 2010 and for the year ended December 31, 2011 and 2012, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2012, there was approximately RMB4.8 million (US$0.8 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 2.63 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.6 Nonvested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.4 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2011 and 2012, respectively.

24. RELATED PARTY TRANSACTIONS AND BALANCES

24.1 Transaction with Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”) and its players

In January 2012, the Group entered into a cooperative agreement with Shenhua, for endorsing and promoting Firefall and other games as designated by the Group (the “Games”) for a term of two years. Shenhua is a long-established leading soccer team in the Chinese Super League, the highest tier of professional soccer association in China. Under the agreement, Shenhua players shall wear jerseys bearing the name and logo of the Games in all domestic and international soccer games as well as make appearances at press conferences, product promotion, sales initiatives for the Games, and participate in other activities for promoting the Games as requested by the Group. The Group has paid Shenhua RMB32.0 million (US$ 5.1million) for the promotion services. The Group amortized the prepayment on a straight line basis over the contract period and the remaining balance as of December 31, 2012 was RMB 16.0 million (US$2.6million).

In January 2012, the Group entered into endorsement agreements with Nicolas Anelka (“Anelka”), a globally famous soccer player who played for Shenhua at that time. The agreement was for endorsement and promotion of Firefall for a consideration of EUR2.7 million (RMB21.9 million). In August 2012, the Group entered into another endorsement agreement with Didier Drogba (“Drogba”), also a famous soccer player played for Shenhua at the time, for endorsement and promotion of Planetside 2, a MMOFPS game, for consideration of EUR3.1 million (RMB24.3 million). The Group has paid the consideration to Anelka and Drogba in January and August 2012, respectively. The Group is amortizing the prepayment on a straight line basis over the contract period and the remaining balance as of December 31, 2012 was nil and RMB14.2 million (US$2.3 million), respectively. In January 2013, Drogba announced that he had signed a contract to play for another soccer team. As a result of such subsequent event, the Group has made a preliminary assessment that there was no impact of such change on the value of his endorsement of Planetside 2 for the remaining contact period, but will continue to monitor the execution of the contract.

As Mr. Zhu, the Chairman and chief executive officer of the Company and a major shareholder of the Company, is also a major shareholder of Shenhua, the endorsement and promotion transactions with Shenhua, Anelka and Drogba constituted related party transactions.

24.2 Transaction with equity investee

The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“9Webzen Shanghai”), a subsidiary of 9Webzen Hong Kong, entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the joint service agreements. Due to long outstanding and uncertainty on the recoverability for the amount due from 9Webzen Shanghai, the Group stopped recognizing revenue pursuant to the agreements with 9Webzen Shanghai in 2010 and made full provision for the outstanding receivable due from 9Webzen Shanghai which amounted to RMB1.3 million as of December 31, 2010. In 2012, after further negotiation with 9Webzen Shanghai, the Group collected RMB1.8 million (US$0.3 million) from 9Webzen Shanghai, including RMB1.3 million receivable and RMB0.5 million unrecognized revenue in 2010. There were no other transactions between the Group and 9Webzen Shanghai in 2011 and 2012, respectively.

In April 2012, the Group entered into an agreement with BLT, a 45% equity investee of the Group, to provide a loan which amounted to RMB6.8 million (US$1.1 million) for its capital injection in a joint venture with 45% equity held by BLT. The loan is secured by the equity interest in the joint venture owned by BLT. There were RMB5.3 million (US$0.8 million) loans outstanding as of December 31 2012, In March 2013, the Group entered into an additional loan agreement and provided an further RMB4.5 million (US$0.7 million) in loans to BLT to support the need for working capital. The loan is secured by the equity interests in BLT owned by the founders of BLT.

According to the amended agreement with Fire Rain, the Group returned the acquired game license and no longer has the power to direct the activities that most significantly impact Fire Rain’s operations. The Group has retained a contractual right to 20% of the revenue generated from the game. From the date of deconsolidation to December 31, 2012, the Group received RMB0.8 million (US$0.1 million) as its share of revenue from its Fire Rain’s game operation. In addition, subsequent to year-end, the Group received RMB 4.5 million (US$0.7 million) in repayment of the game development proceeds provided by the Group.

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012	For the year ended December 31, 2012
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:
Net loss attributable to ordinary shareholders	(499,611,594)	(284,329,931)	(514,002,092)	(82,503,025)

Denominator:
Denominator for basic and diluted loss per share – weighted-average shares outstanding	25,121,679	24,956,197	24,494,046	24,494,046

Loss per share—Basic and diluted	(19.89)	(11.39)	(20.98)	(3.37)

The Company had 6,048,078, 5,865,811 and 4,915,741 stock options, warrants and nonvested shares outstanding as of December 31, 2010, 2011 and 2012, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

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

In 2010, 2011 and 2012, there was no appropriation of statutory reserves.

27. NONCONTROLLING INTEREST

As of December 31, 2012, the Group’s non-controlling interest mainly included equity interests in Red 5 and Mengxiang Hulian and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2010, 2011 and 2012.

	December 31, 2010	December 31, 2011	December 31, 2012
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(499,611,594)	(284,329,931)	(514,002,092)
Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	5,564	4,044	3,265
Increase in The9 Limited’s additional paid-in capital for purchase of common shares of Red 5 from holders of noncontrolling interest	523,586	1,565,749	0
Decrease in The9 Limited’s additional paid-in capital for capital contribution to Red 5 and Mengxiang Hulian	(6,981,392)	(12,741,104)	0
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest*	0	0	3,933,247

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(506,063,836)	(295,501,242)	(510,065,580)

*	The amount is primarily due to the vesting of restricted stock by noncontrolling interest holders.

28. COMMITMENTS AND CONTINGENCIES

28.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2012 are as follows:

	RMB	US$
		(Note 3)
2013	17,010,169	2,730,320
2014	1,123,617	180,353
2015	110,976	17,813

	18,244,762	2,928,486

Total rental expenses amounted to RMB18.4 million, RMB21.2 million and RMB25.6 million (US$4.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

28.2 Contingencies

On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two wholly-owned subsidiaries of the Group, alleging that the defendants had, through a game that the two subsidiaries licensed and are operating, infringed its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. The Group intends to assert its rights in the court of law. Based on the on-going assessment by the Group’s management and external legal counsel, the management believes that the likelihood for the Group to pay compensation is probable and the amount of compensation and legal fees estimated by management and external legal counsel is measurable. The lawsuit was heard on November 26, 2009 by the Beijing Superior Court. The Group asserted its rights in the court. On February 3, 2010, the court issued a judgment against the Group and other defendants in the lawsuits for infringing certain intellectual property rights of the plaintiff. Based on the court’s judgment, the Group shall pay a total of RMB1.6 million in compensation to the plaintiff. Subsequently, the plaintiff filed an appeal challenging the judgment. In May 2012 the Supreme Court issued a judgment ordering the Group and other defendants to pay RMB2.2 million (US$0.4 million) to the plaintiff. In September 2012 the Group made the payment to the plaintiff in compliance with the judgment. The Group has paid RMB4.5 million, RMB1.2 million and RMB1.9 million (US$0.3 million) for legal fee related to the litigation in 2010, 2011 and 2012, respectively.

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third party company in China, alleging that the defendants used his name and image in a web and social game operated by the Group without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among other things, that the defendants pay RMB20 million for its alleged losses. In consultation with its external PRC legal counsel, the Group estimates that it is probable that the Group would lose the lawsuit and the contingent loss was estimated to be approximately RMB2 million (US$0.3 million), which estimate is made based on, among other relevant factors, remedies for other similar civil lawsuits. Accordingly, the Group recorded a contingent loss of RMB2 million (US$0.3 million) in the year ended December 31, 2011. As of December 31, 2011 and 2012, the Company believed that it was remote that the court would adjudicate a fine exceeding the amount that it had recognized.

The Group may be subject to legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

29. SUBSEQUENT EVENTS

In January 2013, the Group entered into an investment agreement with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., pursuant to which the parties will establish a joint venture in Wuxi, Jiangsu Province, for the purpose of developing and operating TV game platforms, TV games and other related businesses. The Group contributed RMB5.2 million (US$0.8 million) to the joint venture, which accounted for 51.5% of the registered capital of the joint venture. The joint venture was established in February 2013 with 51.5% equity interest owned by the Group.

The Group made certain cash advances to its previously consolidated VIE, Fire Rain (Note 4), which were secured by the personal guarantee of one of Fire Rain’s third-party shareholders. In April 2013, the Group and that individual shareholder entered into an agreement pursuant to which that individual shareholder will transfer their 33.5% equity interest in Fire Rain to the Group and in return the Group will release them from the personal guarantee provided in connection with the cash advances. After this share transfer, the Group will own approximately 58.5% of the equity of Fire Rain.