Form 20-F
period 2013-12-31
The9 LTD
filed 2014-03-27
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

28,783,929 ordinary shares, par value $0.01 per share, as of December 31, 2013.

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our affiliated entities, (2) the terms “affiliated entities” refer to our affiliated PRC entities, namely Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, Shanghai Jiushi Interactive Network Technology Co., Ltd., or Jiushi, Shanghai The9 Education Software Technology Co., Ltd. or Shanghai Fire Wing Information Technology Co., Ltd., or Fire Wing, (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, based on the H.10 weekly statistical release of the Federal Reserve Bank of New York as of December 31, 2013. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

A. Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Consolidated Statement of Operation Data
Revenues	802,629	108,514	112,466	163,581	106,627	17,614
Sales taxes	(42,113)	(5,676)	(6,089)	(9,147)	(1,851)	(306)
Net revenues	760,516	102,838	106,377	154,434	104,776	17,308
Cost of services	(712,473)	(103,257)	(39,118)	(69,416)	(107,803)	(17,808)
Gross profit (loss)	48,043	(419)	67,259	85,018	(3,027)	(500)
Operating expenses	(530,884)	(353,365)	(477,284)	(677,529)	(527,341)	(87,111)
Other operating income	—	—	25,993	120	120	20
Profit (loss) from operations	(482,841)	(353,784)	(384,032)	(592,391)	(530,248)	(87,591)
Impairment on available-for-sale investment	—	—	—	—	(6,269)	(1,036)
Interest income, net	30,501	23,183	30,416	21,786	8,376	1,384
Other income (expense), net	61,840	19,259	(653)	4,644	9,302	1,537
Income (loss) before income tax (expense) benefit, gain on investment disposal, impairment loss on investments and share of loss in equity investments	(390,500)	(311,342)	(354,269)	(565,961)	(518,839)	(85,706)
Income tax (expense) benefit	5,536	(7,368)	—	—	—	—
Income (loss) before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(384,964)	(318,710)	(354,269)	(565,961)	(518,839)	(85,706)
Gain on investment disposal	—	6,828	44,435	15,726	—	—

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Impairment loss on investments	(22,412)	(196,116)	—	(3,244)	(41,702)	(6,889)
Share of loss in equity investments	(2,556)	(10,713)	(3,342)	(6,347)	(2,376)	(392)
Net income (loss)	(409,932)	(518,711)	(313,176)	(559,826)	(562,917)	(92,987)
Less: Net loss attributable to noncontrolling interest	(4,780)	(19,099)	(28,846)	(45,824)	(36,655)	(6,055)
Net income (loss) attributable to holders of ordinary shares	(405,152)	(499,612)	(284,330)	(514,002)	(526,262)	(86,932)
Net income (loss) attributable to holders of ordinary shares per share
Basic	(15.94)	(19.89)	(11.39)	(20.98)	(22.71)	(3.75)
Diluted	(15.94)	(19.89)	(11.39)	(20.98)	(22.71)	(3.75)
Net income (loss) attributable to holders of ordinary shares per ADS(2)
Basic	(15.94)	(19.89)	(11.39)	(20.98)	(22.71)	(3.75)
Diluted	(15.94)	(19.89)	(11.39)	(20.98)	(22.71)	(3.75)

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,675,081	1,416,189	1,071,726	554,279	156,987	25,932
Non-current assets	522,161	295,886	460,228	447,730	328,617	54,284
Total assets	2,324,958	1,857,339	1,628,894	1,112,345	546,679	90,305
Total current liabilities	311,508	316,319	311,525	317,713	330,092	54,527
Total equity	2,013,450	1,535,217	1,251,831	749,212	190,133	31,408
Total liabilities and equity	2,324,958	1,857,339	1,628,894	1,112,345	546,679	90,305

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.0537 to US$1.00 for the convenience of the reader only. See “— Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2013 at US$1.00 to RMB6.0537, which was the noon buying rate in effect as of December 31, 2013. The prevailing rate on March 14, 2014 was US$1.00 to RMB6.1500. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 14, 2014)	6.1500	6.1370	6.1500	6.1183

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future and may not return to profitability.

We incurred a net loss of RMB313.2 million, RMB559.8 million and RMB562.9 million (US$93.0 million) in the years ended December 31, 2011, 2012 and 2013, respectively, as we continue to incur product development, sales and marketing expenses for our new products while we have not generated material revenue from the new games we are currently developing or about to launch. We expect our operating expenses to increase as we continue to explore various opportunities of new product development and business expansion. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our cash and cash equivalent decreased from RMB1,071.7 million as of December 31, 2011 to RMB554.3 million as of December 31, 2012, and further decreased to RMB157.0 million (US$25.9 million) as of December 31, 2013, primarily due to the cash outflow from operating activities associated with the product development and sales and marketing efforts for our new games. As of December 31, 2013, we recorded net current liabilities of RMB112.0 million (US$18.5 million), while we recorded net current assets of RMB346.9 million and RMB857.1 million as of December 31, 2012 and 2011, respectively. Our net current liabilities position as of December 31, 2013 was primarily due to the continuous decrease in our cash and cash equivalent in connection with our product development and sales and marketing activities. The new games we are currently developing have not begun to generate any significant revenue yet. See “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

We may continue to incur losses, negative cash flows from operating activities and net current liabilities, and our business, prospects, liquidity, financial condition and results of operations may be materially and adversely affected.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record of developing proprietary massively multiplayer online role playing games, or MMORPGs, massively multiplayer online first-person shooter game, or MMOFPSs, web games, social games or mobile games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur loss, experience net cash outflow from operating activities and decrease in cash and cash equivalent balance and current asset balance if we fail to introduce “hit” games or products which gains substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

Also, in order to maintain the life span of our new online games, which we believe is typically four to five years for successful online games or two to three years for most other online games, we need to continue to develop and release upgrades to our new online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games in China on terms acceptable to us or at all, or that we can maintain the expected life span of our new online games. If we are not able to license, develop or acquire additional, attractive online games with lasting appeal to users, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.

There are a large number of online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Inc., Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Changyou.com Limited and Giant Interactive Group. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors do. Our competitors may introduce new business methods from time to time. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increasing competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

We may not be able to successfully implement our growth strategies.

We are primarily focusing on developing proprietary games and obtaining licenses to games to grow our business. We plan to further enhance our game development capability and the diversity of our game portfolio and pipeline through selective game studio acquisitions primarily in the U.S. and in China. For example, Red 5 Studios, Inc., or Red 5, a subsidiary which we acquired in 2010, has developed Firefall, a massively multiplayer online first-person shooter game, or MMOFPS game, for which we launched limited beta testing in 2013 and expect to formally launch in 2014. Since 2010, we have invested in developing our mobile game business. We have primarily used licensed mobile social gaming platform software and licensed mobile games from other developers. We have relied on OpenFeint Inc., or OpenFeint, for the license of our mobile social gaming platform software, and our business partners include mobile game developers, telecom carriers and cell phone manufacturers. Our business strategies may involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. As a result, we cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalent balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, sales and marketing activities, investment or acquisition transactions. We expect to incur more product development costs to develop our proprietary online games, mobile games and web and social games. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing. Such financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all.

If we are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or establish new relationships with online game developers, our future results of operations and profitability may be materially impacted.

Despite our effort to develop our own proprietary games, we also rely on and will continue to rely on our relationships with game licensors such as Sony Online Entertainment LLC for our licensed games such as Planetside 2 which we operate in China. The licenses of the games we now operate generally have terms ranging from three to five years, and may or may not be renewed upon expiration. For example, in December 2010, we entered into an agreement with EA Swiss Sàrl to terminate the EA Sports™ FIFA Online 2 license, which would otherwise have expired in May 2012. We ceased to operate the game in China in October 2011. Our exclusive licenses from Sony Online Entertainment LLC to operate certain MMORPGs, including Free Realms, Planetside 2 and PoxNora, in Korea were terminated in October 2012.

We will need to renew existing licenses and may need to obtain new online game licenses. Therefore, our business, financial condition and results of operations may be materially and adversely impacted if we are unable to obtain new online game licenses in the future. In addition, if we are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us, resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game developers either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us, or otherwise, our operating results and our business would be harmed. We cannot assure you that online game developers will renew their license agreements with us, or grant us a license for any new online games that they will develop or make available to us expansion packs for existing games. Any deterioration in our relationships with online game developers could harm our future results of operations or the growth of our business.

Illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights, as well as theft of in-game goods, could harm our business and reputation and materially and adversely affect our results of operation.

With the increase in the number of online game players in China, we face the risks of illegal game servers, unauthorized character enhancements and other infringements of our intellectual property rights as well as the risk of theft of in-game goods purchased by our customers. Our historical results of operations were materially and adversely affected by illegal game servers. Although we have adopted a number of measures to address illegal server usage, misappropriation of our game server installation software and the establishment of illegal game servers could harm our business and reputation and materially and adversely affect our results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the effect of the crisis still persists. China’s economy has also faced challenges and continues to face significant uncertainty. Since we currently derive a large portion of our revenues from China, our business and prospects may be affected by economic conditions in China. Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction may have a material and adverse impact on available financing. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.

The online game industry is constantly evolving in China. Customer demand for and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. We offer online games including MMORPGs, MMOFPSs, web games, social games, mobile games and TV games. A decline in the popularity of the types of games we offer could adversely affect our business and prospects.

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

Selective acquisitions form a part of our strategy to further expand our business; however, the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have increasingly relied on our acquired subsidiaries to develop our own proprietary games. For example, Red 5, a subsidiary which we acquired in 2010, has developed Firefall, for which we launched limited beta testing in 2013 and expect to formally launch in 2014. If our acquired subsidiaries are unable to develop, launch and operate games that are commercially successful and appeal to game players, our business, financial condition and results of operations may be materially and adversely affected.

We may continue to explore the opportunities of selectively acquiring companies, technologies and personnel that are complementary to our existing business. Our ability to grow through future acquisitions, investments or organic means will depend on the availability of suitable acquisitions and investment targets at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financial resources to complete the acquisitions. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Future equity investments may have an adverse effect on our ability to manage our business.

From time to time, we make equity investments into selected targets, such as online game developers, operators or application platforms, to seek business growth opportunities. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees could have an adverse effect on our ability to manage our business. Any material disputes with our investment partners and existing shareholders may also require us to allocate significant corporate and other resources. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

We regard our proprietary software, domain names, trade names, trademarks and similar intellectual properties as critical to our business. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Monitoring and preventing the unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Any failure to maintain a stable and effective online payment system could adversely affect our business and results of operations.

Online payment systems in China are developing fast and a growing number of consumers are using such systems than in previous years. We rely on our internally-developed online payment system, Pass9, for sales of our online game services to consumers. Although our online payment systems are designed to support various third-party Internet payment channels in China, our online payment systems may be disrupted by system failure, programming errors, computer hackers or any failure or disruption from the Internet payment channels. See “—Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.” In addition, we cannot assure you that we will maintain favorable relationships with third-party Internet payment channels. If we fail to maintain a stable and favorable relationship with these channels, or otherwise fail to effectively maintain our online payment systems, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to maintain a stable and efficient distribution network could adversely affect our business and results of operations.

We rely on a network of distributors throughout China for sales of our online game services, including our online game points, to our customers. As a result, a substantial portion of our sales are carried out via a distribution network composed of third-party distributors. Our national distributor, Beijing Huiyuan Net Technology Co., Ltd., sells prepaid cards to over 30,000 local distributors and Internet cafés throughout China, which in turn sell the cards to end users. End users can purchase our online game points with the prepaid cards. We also rely on other online game platforms to promote, market and sell our games. We do not have long-term agreements with our distributor or the online game platforms. A delay or failure by our distributor or online game platforms to successfully market these products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with our distributors and the online game platforms. If we fail to maintain a stable and efficient distribution network or fail to maintain our relationship with online game platforms, our business and results of operations could be materially and adversely affected.

We rely on services and licenses from third parties to carry out our businesses, and if there is any negative development in these services or licenses, our end users may cease to use our products and services.

In addition to our online payment systems and distribution systems for which we significantly rely on third party services, we also rely on third-party services and licenses for our operations. For example, we rely on third party licenses for some of the software underlying our technology platform, and we rely on China Telecom’s Internet data centers to host our servers. See “Item 4. Information on the Company—B. Business Overview—Pricing, Distribution and Marketing.” In addition, we expect to continue to derive a considerable amount of our revenues from our licensed online games in the near term.

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

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai, Beijing, Nanjing, Qingdao and Nantong. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

There is no assurance that our online games or other content posted on our websites or our mobile games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in May 2012, the People’s Supreme Court of China affirmed a judgment against us and other defendants in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the People’s Supreme Court’s judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB2.2 million. In June 2013, Beijing No.1 People’s Intermediate Court issued a judgment against us in a lawsuit filed by Diego Maradona, a former Argentina soccer player, which ruled that we infringed Maradona’s personal right by using his name and photos on our game “Winning Goal,” a web and social game we currently operate, without proper authorization. We are required to compensate Maradona an aggregate amount of RMB3 million (US$0.5 million) in damage. We have appealed the judgment to the Beijing People’s Superior Court. A hearing was held by the court on December 26, 2013 and we are currently waiting for the decision. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of uncertainties with the PRC legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the years ended December 31, 2011, 2012 and 2013, Shanghai IT and Huopu Cloud contributed in aggregate 96.9%, 94.6% and 82.6%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT and Huopu Cloud, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT and Huopu Cloud into our consolidated financial statements in accordance with U.S. GAAP.

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

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT and Huopu Cloud pledged to us was stated as RMB23.0 million and RMB50.0 million, respectively, which represent 100% of the registered capital of Shanghai IT and Huopu Cloud, respectively. The Equity Pledge Agreements with the shareholders of Shanghai IT and Huopu Cloud provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT and Huopu Cloud. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT and Huopu Cloud for the benefit of us.

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

We license and operate foreign games and may continue to do so in the near future. In the past, such foreign games mainly included MMORPGs or casual games. With mobile social gaming being one of our new businesses, we also license foreign mobile games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games, including mobile games, will be strategically supported by the PRC government. For example, in July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, network service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and self-owned online games so that such games can take up a leading position in the domestic market and expand into the international market.

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

We obtained all the necessary approvals from, and completed the necessary filings with, the Ministry of Culture and GAPP for operations of applicable games. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. From time to time, we also rely on certain third party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If we or any such third party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

Yong Wang, our vice president, and Wei Ji, one of our employees, are the principal shareholders of Shanghai IT, one of our affiliated entities. Our senior legal director, Junping Han, and finance director, Wei Xiong, are the principal shareholders of Huopu Cloud, another of our affiliated entities. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in these affiliated PRC entities. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our subsidiaries in China are subject to restrictions on paying dividends or making other payments.

From time to time, we may rely on dividends paid by our subsidiaries in China to fund our operations, such as paying dividends to our shareholders or meeting obligations under any indebtedness incurred by us or our overseas subsidiaries. Current PRC regulations restrict our subsidiaries in China from paying dividends in the following two principal aspects: (i) our subsidiaries in China are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our PRC subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

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

Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, or Bosma, the two largest shareholders of our company, collectively own a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, our affiliated entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate. However, we cannot assure you that Shanghai IT will meet these criteria and continue to be qualified as an HNTE if we apply to the tax authorities in the future.

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

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Eight Cities and Provinces such as Beijing, or Circular 71, which further extended areas subject to the pilot program to cover eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their VAT payable amount by the VAT which they paid in connection with its purchasing activities, or its Input VAT. Certain services provided by Shanghai The9 Educational Software Technology Co., Ltd., Huopu Cloud and our other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. As such Implementation Rules are newly introduced and there is significant uncertainty relating to the interpretation and enforcement of such circulars by the national and the local tax authorities and other relevant authorities. Beginning from August 1, 2013, the VAT reform was expanded to all regions in the PRC. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

On January 8, 2009, our board of directors adopted a shareholder rights plan. Under the rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event that, subject to limited exceptions, a person or group obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, such person or group will become the acquiring person under the plan. As a result, these rights will entitle the holders, other than the acquiring person, to purchase upon the exercise of such right the number of our ordinary shares having a market value of two times the then current purchase price associated with the right. For example, at a purchase price of US$14.50 per right, each right not owned by an acquiring person would entitle its holder to purchase US$29.00 worth of our ordinary shares for US$14.50.

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

Some of our subsidiaries, affiliated entities and joint ventures in China engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries and affiliated entities in China engaged in business activities that were not within the authorized scope of their respective licenses. Shanghai IT’s current ICP license, which is requisite for its online gaming business, was issued on May 4, 2010, and is effective until May 4, 2015. Although Shanghai IT’s current main business is online games, it provides an ancillary bulletin board service which is mainly used for communications among online game players and does not affect the operations of Shanghai IT. Shanghai IT has not obtained approval for the license for bulletin board services. Furthermore, Shanghai IT has also developed and operated a mobile reading platform named Kingreader. Under the PRC laws, operation of mobile reading platforms like Kingreader is subject to approval by GAPPRFT. However, the current Internet Publishing License held by Shanghai IT does not cover such operation scope. In addition, Zhongxing The9 Network Technology Co., Ltd., or ZTE9, our joint venture in Wuxi which was established in February 2013, has not obtained the ICP license, the Internet culture operation and Internet publishing licenses required for operating its TV game businesses. The relevant PRC authorities have the authority to impose administrative fines or other penalties for violations, which may in turn adversely affect our operating results.

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

Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2013. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. The SEC commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by swine or avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. Any prolonged recurrence of swine or avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our offices which could severely disrupt our operations, the sickness or death of our key officers and employees and closure of Internet cafés and other public areas where people access the Internet. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine or avian influenza, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games, or resulting in damages to our facilities.

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

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

In April 2001, the PRC government began tightening its supervision of Internet cafés, closing down unlicensed Internet cafés, and required those remaining open to install software to prevent access to sites deemed subversive and required web portals to sign a pledge not to host subversive sites. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow the overall growth of Internet cafés. Currently, the issuance of Internet café licenses is subject to the overall planning of the Ministry of Culture and the local branches of the Ministry of Culture above certain level in respect of the total number and location of Internet cafés. Since 2004, the grant of new Internet café licenses has been suspended from time to time, and was again suspended in 2007. The PRC government maintains strict controls on the granting of new licenses. As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth of, Internet cafés in China will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

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

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of (i) all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or to complete filings for online games or mobile games may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

We are exposed to foreign exchange risk arising from various currency exposures. Our expenses incurred by Red 5 and a portion of our financial assets are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of the RMB against the U.S. dollar since the introduction of new policy.

A significant portion of our revenues and costs are denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, a significant portion of our revenues are in RMB. Restrictions on currency exchange in China limit our ability to utilize revenue generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

Risks Related to Our Shares and ADSs

We were a passive foreign investment company for the taxable year ended December 31, 2013, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets and liabilities, although not free from doubt, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, , and the composition of our assets and liabilities. Because we believe we were a PFIC for the taxable year ended December 31, 2013, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U. S. Federal Income Taxation—Passive Foreign Investment Company.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ADSs and ordinary shares as well as the application of the PFIC rules.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations through our wholly-owned subsidiaries and affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Due to the current restrictions on foreign ownership of ICP, Internet culture operation and advertising businesses in China, currently, we primarily rely on the following significant affiliated entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:

•	Shanghai IT, which holds ICP, Internet culture operation and Internet publishing licenses. Current shareholders of Shanghai IT include Yong Wang, our vice president, and Wei Ji, our employee;

•	Shanghai Jiucheng Advertisement (a wholly owned subsidiary of Shanghai IT), whose business license permits it to conduct advertisement operations; and

•	Huopu Cloud, which provides services for our online game operations. Huopu Cloud has obtained ICP and Internet culture operation license. Huopu Cloud’s current shareholders include Junping Han, our senior legal director, and Wei Xiong, our finance director.

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

In April 2010, we acquired a controlling interest in Red 5, an online game developer based in the United States, through the investment in its preferred shares. We then continued to acquire additional equity interest of Red 5 from its existing shareholders. As of December 31, 2013, on an as-converted basis, we own approximately 80% of the equity interest in Red 5. In January 2014, Red 5 entered into certain share purchase agreements for the issue and sale of series B preferred stocks of Red 5 to Shanghai Oriental Pearl Culture Development Co., Ltd., a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd., which is a public company listed on the Shanghai Stock Exchange and operates in culture and entertainment industry in China, at a total consideration of US$19 million, subject to certain adjustment as set forth in the share purchase agreements. In addition, our CEO Mr. Jun Zhu and our CFO Mr. George Lai also entered into share transfer agreements with Shanghai Oriental Pearl Culture Development Co., Ltd. to sell certain of their common stocks in Red 5, which were originally granted as incentive shares, at a total consideration of US$4 million. Upon the closing of these transactions, Shanghai Oriental Pearl (Group) Co., Ltd. will beneficially own 20.01% of Red 5 and Red 5 will remain a subsidiary of The9. Red 5 is developing Firefall, a MMOFPS game, for which we launched limited beta testing in 2013 and expect to formally launch in 2014.

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate the business of “Fun Box,” a home entertainment set top box. We initially owned 51.5% of the equity interests in ZTE9. In August 2013, we transferred 9% of our equity interests in ZTE9 for a consideration of RMB0.9 million (US$0.1 million) to Ms. Jingyi Zhao, the chief executive officer of ZTE9, who holds the equity interests for herself and on behalf of several other members of management of ZTE9. We extended an interest-free loan of RMB0.9 million with a term of three years to Ms. Jingyi Zhao to be used to pay the equity interest transfer consideration. Pursuant to the loan agreement, during the term of the loan, if Ms. Zhao resigns from ZTE9 or fails to meet her performance target set by the board of director of ZTE9 for two consecutive years, we may choose to require Ms. Zhao to repay the loan or transfer the 9% equity interests in ZTE9 held by her back to us or our designee immediately. As of December 31, 2013, we held 33.5% equity interest of ZTE9. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As a result, as of the date of this annual report, we hold 30.15% equity interest of ZTE9.

In addition, we may also explore options to dispose of selected business/assets and allocate our financial and managerial resources to our more focused operations.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, Zephyr House, Mary Street, PO Box 709 George Town, Grand Cayman. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. In addition to our operational headquarters in Shanghai, we currently have operational subsidiaries located in the U.S., Singapore and South Korea. We also have small branch offices in China including Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an. For the list of licensed and proprietary games of our company as of the date of this annual report, see “—B. Business Overview—Products and Services.”

B.	Business Overview

We primarily develop and operate online games, including MMORPGs, MMOFPSs, web games, social games and mobile games.

We operated WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China between June 2005 and June 2009. During the same period, we had relied on the game as a major source of revenue. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games. We devote substantial resources to develop our proprietary games, including Firefall and QiJiGuiLai and other web games. In addition, we also obtained licenses to operate other games in mainland China, including Planetside 2. For a description of the games we own or hold licenses to operate, see “—B. Business Overview—Products and Services.”

As wireless business has become increasingly popular in China, we are also developing our wireless application platforms. We established a wireless business unit in April 2010 and started to expand into the wireless business. We develop and operate two mobile platforms under our wireless business unit, including our mobile advertising platform Juzi and our mobile reading platform KingReader. We are also developing several proprietary mobile online games by our in-house development team, including TianTianWenXiYou, which we expect to launch in 2014.

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate the business of “Fun Box,” a home entertainment set top box. Other than the online video and music, Fun Box also enables video games and video conference on TV. As of December 31, 2013, we held 33.5% equity interest of ZTE9. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As a result, as of the date of this annual report, we hold 30.15% equity interest of ZTE9.

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

Products and Services

Online Games

We offer online games including MMORPGs, MMOFPSs, web games, social games and mobile games that we have developed or licensed. Our other products and services include game operating support, training and advertisement and short message services. In a typical MMORPG or MMOFPS, thousands of players play in the same game world at the same time. MMORPG and MMOFPS players can select a specific character to compete within the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs and MMOFPSs incorporate many cutting-edge technology features, including:

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

As of December 31, 2013, we owned or had exclusive licenses to operate the following major MMORPGs, MMOFPSs, web games and social games and other games in China and other countries:

Game	Developer/ Licensor	Description	Status
Winning Goal	The9	Web and social game	Commercially launched in China in July 2010

Q Jiang San Guo	The9	Social game	Commercially launched in China in October 2010

Winning Dunk	The9	Web game	Commercially launched in China in June 2012

Planetside 2	Sony Online Entertainment LLC	3D MMOFPS	Commercially launched in China in June 2013

Firefall	Red 5	3D MMOFPS	In limited commercial beta testing

QiJiGuiLai	The9	Web game	In beta testing

TianTianWenXiYou	The9	Mobile game	In beta testing

ReXue NBA	The9	Web game	In beta testing

•	Winning Goal. We commercially launched our proprietary game Winning Goal in July 2010 in mainland China as both social and web versions. We also launched a social version of Winning Goal on different social websites in China and other countries, including the major SNS platforms such as Sina Weibo and Tencent.

•	Q Jiang San Guo. We commercially launched our proprietary social game Q Jiang San Guo in October 2010 in different social websites in China and other countries.

•	Winning Dunk. We commercially launched our proprietary game Winning Dunk in June 2012 in mainland China in its web version. In January 2013, we licensed the game to certain game operators in Hong Kong, Macau and Taiwan.

•	Planetside 2. In June 2010, we obtained an exclusive license from Sony Online Entertainment LLC, an online game developer, to operate Planetside 2 in mainland China. We commercially launched this game in June 2013.

•	Firefall. Since our acquisition of Red 5 in April 2010, Red 5 devoted substantially all of its operating activities to the development of Firefall, a MMOFPS. Red 5 had previously entered into a game development and licensing agreement with Webzen, a third-party operator, in February 2006.

In September 2011, pursuant to a series of assignment arrangements, Webzen assigned the license of Firefall to Red 5 Singapore Pte. Ltd., or Red 5 Singapore, our wholly-owned subsidiary. Upon the assignment, Red 5 Singapore replaced Webzen and became a party under the game development and licensing agreement between Red 5 and Webzen, including the publishing rights in all of the countries worldwide other than the United States, Canada and Europe, as well as all the intellectual properties related to Firefall. Red 5 will continue to have the publishing right of Firefall in the United States, Canada and Europe. Webzen will no longer be involved in marketing and publishing Firefall in any geographic region.

As part of the assignment arrangement, we paid US$10.0 million and guaranteed to pay US$12.7 million to Webzen. We also pledged certain intellectual property in relation to the game to secure the guaranteed amount. As of December 31, 2013, the amount payable for 2014 was estimated to be US$6.1 million (RMB37.0 million). In addition, Webzen will also share certain future revenues generated from the licensing and royalties of Firefall for a certain period of time.

In November 2011, Red 5 Singapore granted a six-year license of Firefall to Garena Online Private Limited for exclusive distribution rights in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, for US$23 million plus any royalties payable. This represents an important step in the global rollout of Firefall.

Currently, Firefall is in limited beta testing and we plan to have large scale commercial launch in 2014. Firefall had started to sell founder’s packages, starter’s packages, and promotional packages to attract players, in August 2012.

•	QiJiGuiLai. We have been developing our own web game, QiJiGuiLai, since 2012. QiJi GuiLai is in beta testing now.

•	TianTianWenXiYou. We have been developing our own proprietary mobile game, TianTianWenXiYou, since 2013. TianTianWenXiYou is in beta testing now.

•	ReXue NBA. We have been developing our own web game, ReXueNBA, since 2013. ReXueNBA is in beta testing now.

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

Our online games are available 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from PCs at home or at Internet cafés equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced Pass9, a prepaid game playing time purchase and management system. See “—B. Business Overview—Membership Management and Payment System.”

Mobile Application Platform. We established a wireless business unit in April 2010 and started to expand into the wireless business. We develop and operate two mobile platforms under our wireless business unit including our mobile advertising platform Juzi and our mobile reading platform KingReader.

TV Game Platform. In February 2013, we established ZTE9, a joint venture, with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment to ZTE9. The joint venture is going to develop and operate the business of “Fun Box,” a home entertainment set top box. Other than the online video and music, Fun Box also enables video games and video conference on TV.

Other Products and Services

Our other products and services mainly consist of game operating support, training and short message services.

Game Operating Support and Training Services. Our game operating support and training services primarily relate to providing game operating support, including payment collection and processing, smart phone application programming training and other online game-related technical support.

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

Distribution. Our sales of games and in-game items are carried out through online game platforms and third-party distributor. We sell our in-game items through sales of our online game points to end users via Beijing Huiyuan Net Technology Co., Ltd., a national online distributor. Beijing Huiyuan Net Technology Co., Ltd. sells its prepaid cards to over 30,000 local distributors and Internet cafés throughout China, which in turn sell them to end users. End users can purchase our online game points with the prepaid cards. In addition, we also directly sell game points through our game players’ online accounts and other online game platforms.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in 5 Internet data centers throughout China as of December 31, 2013;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Inspur, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, IBM storage systems, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Inc. (which operates Dungeon & Fighter, CrossFire, Legend of Yulong, League of Legends, QQ Speed and QQ Dance), Shanda Games Limited (which operates Woool, Mir II, Dragon Nest and Million Arthur), NetEase.com, Inc. (which operates Fantasy Westward Journey, Westward Journey Online II, Ghost, as well as World of Warcraft and StarCraft II), Changyou.com Limited (which operates Tian Long Ba Bu, Wartune and DDTank), Perfect World, Co. Ltd. (which operates Perfect World II, Zhu Xian, Swordsman Online and DOTA2,) and Giant Interactive Group (which operates ZT Online series, Giant Online and World of Xianxia).

Our existing and potential competitors may compete with us on marketing activities, quality of online games and sales and distribution networks. Some of our existing and potential competitors have greater financial and marketing resources than us. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.”

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

As the online games industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

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

In July 2006, MIIT issued the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the Ministry of Culture and MIIT, did not join GAPP in issuing the GAPP Circular. To date, GAPPRFT has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

Furthermore, MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain approval from, the relevant telecommunication authorities.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture and GAPPRFT. These measures specifically prohibit Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthened the administration of the Internet cafés, reinstated the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and ordered all relevant governmental authorities to take all necessary actions in implementing such measures. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be adversely affected by public opinion and government policies in China.”

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

The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulations on Internet Cafés

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid cards. The PRC government has enacted laws to intensify its regulation and administration of Internet cafés, which are currently the primary venue for our users to play online games. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Intensified government regulation of Internet cafés could limit our ability to maintain or increase our revenues and expand our customer base.”

Regulations on Privacy Protection

PRC laws and regulations do not prohibit Internet content providers from collecting and analyzing personal information from their users subject to the user’s prior consent. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, it may be liable for damages caused to its users and it may be subject to administrative penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

Pursuant to the Foreign Exchange Administration Rules (1996), as amended, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which became effective on December 17, 2012. The major developments under Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of Circular 59. Reinvestment of RMB proceeds by foreign investors in the PRC no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be based on registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. In addition, we have subsidiaries located in the U.S., Singapore and South Korea and small branch offices in Taiwan, Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in 5 Internet data centers throughout China.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—H. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

The major factors affecting our results of operations and financial conditions include:

•	our revenues’ composition and sources of revenues;

•	our cost of services; and

•	our operating expenses.

Revenue Composition and Sources of Revenue. In 2011, 2012 and 2013, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both as absolute amounts and as percentages of total revenues for the periods indicated.

	For the year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	109,047	97.0	157,391	96.2	95,131	15,715	89.2
Other revenues	3,419	3.0	6,190	3.8	11,496	1,899	10.8

Total revenues	112,466	100.0	163,581	100.0	106,627	17,614	100.0

Online Game Services. In 2011, 2012 and 2013, revenues from our online game services amounted to RMB109.0 million, RMB157.4 million and RMB95.1 million (US$15.7 million), respectively. The decrease in revenue from 2012 to 2013 was mainly due to a decrease in revenue from ShenXianZhuan and SUN, partially offset by an increase in revenue from Firefall and Planetside 2.

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

Other Revenues. Other revenues mainly included revenues from mobile phone advertisement, game operating support, trainings and short message services. In 2011, 2012 and 2013, our other revenues amounted to RMB3.4 million, RMB6.2 million and RMB11.5 million (US$1.9 million), respectively. Our other revenues increased significantly from 2012 to 2013 as our mobile advertising platform, Juzi, and our training services grew rapidly in 2013. We expect our other revenues from these services will continue to increase in the near future.

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

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment expenses and loss recorded in connection with our restructuring of investments in and termination of certain contractual arrangements.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB212.1 million, RMB301.5 million and RMB213.2 million (US$35.2 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Most of our proprietary online games have entered into their final stages of development and we have ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB90.5 million, RMB187.0 million and RMB116.7 million (US$19.3 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Marketing expenses increased from 2011 to 2012 when we launched several major new games but decreased from 2012 to 2013 because we did not launch major games during 2013 except Planetside 2.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB174.7 million, RMB170.4 million and RMB162.0 million (US$26.8 million) for the year ended December 31, 2011, 2012 and 2013, respectively. We expect general and administrative expenses including share-based compensation expenses will remain relatively stable at the current level in the near future.

Impairment. Impairment charges relate to the impairment on certain equipment, intangible assets and other long-lived assets. Impairment expenses amounted to nil, RMB0.6 million and RMB35.5 million (US$5.9 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Our impairment expenses in 2013 were mainly related to certain equipment, upfront licencing fee and write off of prepayments to suppliers for certain assets.

Loss on Termination of R&D VIE Arrangements. We recorded a loss of RMB18.1 million in 2012 in connection with our restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl, two research and development entities. As a result of the restructuring, we deconsolidated these entities in 2012. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In 2013, we did not record any loss in this regard.

Other Operating Income. Our other operating income in 2012 and 2013 represented rental income, which amounted to RMB120,000 and RMB120,000 (US$19,823), respectively. Our other operating income in 2011 consists of the income generated from the release under applicable laws of our liability relating to the unactivated WoW game point cards in 2011, which amounted to RMB26.0 million.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands and rely primarily on dividends and other distributions from our subsidiaries and our affiliated entities in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with relevant SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

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

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a PRC resident enterprise on equity interests it directly owns in another PRC resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the PRC.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—New income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. In October, 2011, China’s Ministry of Finance and the SAT jointly issued the Circular 110 to launch the VAT reform pilot program in Shanghai. Following the Circular 110, the Ministry of Finance and the SAT jointly issued the Circular 111 in November 2011 to provide detailed implementation rules for the program. The two circulars, which would be effective from January 1, 2012, stipulated that certain services, subject to the pilot programs, shall be subject to VAT instead of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued Circular 71 which further extended areas subject to the pilot program to eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT and Shanghai Jiucheng Advertisement and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their Input VAT. Certain services provided by Shanghai The9 Education Software Technology Co., Ltd., Huopu Cloud and other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT.

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

Consolidation of Variable Interest Entities, or VIEs.

PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related businesses. We believe, consistent with the view of our PRC legal counsel, that our current structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular. Specifically, we operate our business through Shanghai IT and Huopu Cloud and have entered into a series of contractual arrangements with Shanghai IT and Huopu Cloud and their equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT and Huopu Cloud for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WOFE, and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIEs. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIEs is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIEs that are significant to Shanghai IT and Huopu Cloud. As a result, we concluded we are the primary beneficiary of Shanghai IT and Huopu Cloud and as such Shanghai IT and Huopu Cloud are consolidated VIEs of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT and Huopu Cloud might preclude us from consolidating Shanghai IT and Huopu Cloud in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

Online game operation services on our game servers

We generate revenue primarily from the sale of our prepaid game cards and prepaid online points for our online game services products to distributors who in turn ultimately sell them to customers. We also sell the points directly to players via certain online payment platforms,

We utilize a virtual item/service consumption model to recognize revenue. Under this model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may purchase game points to acquire in-game premium features. The distribution of points to players is typically made through sales of prepaid game cards and prepaid online points. Fees of prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which ranges from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, we considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. We continually monitor the operational statistics and usage patterns.

Online game services over third party platform

Certain social games, TV games and certain web games have adopted the virtual item / service consumption model and are launched on the third party game platforms and mobile carriers. Revenues from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as we do not set the pricing of the in-game currency of the third party game platforms. Revenue from TV games operated through telecom carrier is recognized upon consumption of the in-game premium features based on the gross amount paid by telecom carrier as we are the primary obligor of the game operation. The remittance to the telecom carrier is recognized as costs of services when incurred.

Overseas licensing revenue

We licenses our proprietary online games to certain operators in overseas markets from which we receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. As of December 31, 2011, 2012 and 2013, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2011, 2012 and 2013, we did not have any material interest and penalties associated with tax positions.

Intangible Assets. Our intangible assets consist primarily of acquired game licenses and acquired game development costs from business combination.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of upfront licensing fees commences upon the monetization of the related online game. We recognize intangible assets acquired through business acquisitions as assets separate from goodwill. Acquired in-process research and development costs are initially considered an indefinite-lived asset. Subsequently, they are recorded as acquired game development cost upon completion of the research and development efforts and are amortized on a straight-line basis over the useful economic life of the relevant online game. Amortization of acquired game development cost commences upon the monetization of the related online game.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2011, 2012 and 2013, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2011, 2012 and 2013.

Share-Based Compensation. Under our Amended 2004 Stock Option Plan, we granted a total of 92,000, nil and 355,000 options under our Amended 2004 Stock Option Plan to our employees and directors in 2011, 2012 and 2013, respectively.

We measure the cost of employee services received in exchange for stock-based compensation measured at the grant date fair value of the award. For the awards that are modified, we determine the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. We recognize the compensation costs, net of the estimated forfeiture, on a straight-line basis over the vesting period of the award, which generally ranges from one to four years. Forfeiture rates are estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may be revised in subsequent periods. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

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

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his service as of such date. An aggregate of 40,000 ordinary shares vested in each of July 2011, July 2012 and July 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

In February 2006, Red 5 adopted a Stock Incentive Plan, or Red 5 Stock Incentive Plan, under which Red 5 may grant to its employees, director and consultants stock options to purchase common stocks or restricted stocks of Red 5. Red 5 granted options to purchase an aggregate of 28,963,258 shares of common stock under the Red 5 Stock Incentive Plan from April 6, 2010 to December 31, 2013. In September 2012, Red 5 granted an aggregate of 6,122,435 restricted common stocks to two directors of Red 5 including Mr. Zhu for their services to Red 5. We measure the share-based compensation based on the fair value of the award as of the grant date. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding the fair value of the common stock, expected term, volatility, risk-free interest rate, and dividend yield.

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

Share-based compensation expenses of RMB53.3 million, RMB37.4 million and RMB29.2 million (US$4.8 million) were recognized for the years ended December 31, 2011, 2012 and 2013, respectively, for options and warrants granted to our company’s employees and directors, including incremental compensation cost due to the modification of option exercise price in April 2013.

Impairment Loss of Equity Investment and Available-for-sale Investment. We assess our equity investments and available-for-sale investment for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of equity investment or available-for-sale investment are higher than related fair value and that this decline is other-than-temporary, the carrying value of the equity investment and the available-for-sale investment is adjusted downward to reflect these declines in value. Impairment loss relating to investment in an equity investee of nil, RMB3.2 million and RMB41.7 million (US$6.9 million) was recognized in 2011, 2012 and 2013, respectively. Our impairment loss in 2013 mainly relates to our investments in several early-stage mobile game and application development companies in the U.S. and China, including Beijing Linkage Technology Co., Ltd., or Beijing Linkage, and CrowdStar Inc., or CrowdStar. Impairment loss relating to available-for-sale investment of nil, nil and RMB6.3 million (US$1.0 million) was recognized in 2011, 2012 and 2013, respectively. Our impairment loss in 2013 mainly relates to our investment in Youjia Group Limited.

Impairment of Long-lived Assets and Intangible Assets. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to equipment amounting to nil, nil and RMB1.9 million (US$0.3 million) were recognized in 2011, 2012 and 2013, respectively. Impairment charges relating to intangible assets amounting to nil, RMB0.6 million and RMB3.8 million (US$0.6 million) were recognized in 2011, 2012 and 2013, respectively. Impairment charges relating to other long-lived assets amounting to nil, nil and RMB29.7 million (US$4.9 million) were recognized in 2011, 2012 and 2013, respectively.

Refund of WoW game points. As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$28.1 million) as of December 31, 2013.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	109,046,980	157,390,602	95,131,347	15,714,579
Other revenues	3,418,618	6,190,562	11,495,630	1,898,943
Sales taxes	(6,089,044)	(9,147,349)	(1,850,908)	(305,748)
Net revenues	106,376,554	154,433,815	104,776,069	17,307,774
Cost of services	(39,117,993)	(69,415,631)	(107,803,360)	(17,807,847)
Gross profit (loss)	67,258,561	85,018,184	(3,027,291)	(500,073)
Operating expenses:
Product development	(212,121,930)	(301,471,091)	(213,243,567)	(35,225,328)
Sales and marketing	(90,496,700)	(187,011,621)	(116,672,411)	(19,272,909)
General and administrative	(174,665,299)	(170,382,896)	(161,958,423)	(26,753,626)
Impairment on equipment, intangible assets and other long-lived assets	0	(569,139)	(35,466,122)	(5,858,586)
Loss on termination of R&D VIE arrangements	0	(18,093,999)	0	0
Total operating expenses	(477,283,929)	(677,528,746)	(527,340,523)	(87,110,449)
Other operating income	25,993,004	120,000	120,000	19,823
Loss from operations	(384,032,364)	(592,390,562)	(530,247,814)	(87,590,699)
Impairment on available-for-sale investment	0	0	(6,268,900)	(1,035,548)
Interest income, net	30,416,367	21,785,899	8,376,355	1,383,675
Other (expenses) income, net	(652,993)	4,643,937	9,301,565	1,536,509
Income tax (expenses) benefit	(165)	0	0	0
Gain on investment disposal	44,434,802	15,725,792	0	0
Impairment loss on investments	0	(3,243,744)	(41,701,985)	(6,888,678)
Share of loss in equity investments	(3,341,607)	(6,347,447)	(2,375,826)	(392,458)
Net loss	(313,175,960)	(559,826,125)	(562,916,605)	(92,987,199)
Net loss attributable to noncontrolling interest	(28,846,029)	(45,824,033)	(36,655,033)	(6,054,980)
Net loss attributable to holders of ordinary shares	(284,329,931)	(514,002,092)	(526,261,572)	(86,932,219)

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.0537 to US$1.00 for the convenience of the reader only. See “— Exchange Rate Information.”

We incurred a net loss of RMB313.2 million, RMB559.8 million and RMB562.9 million (US$93.0 million) in the years ended December 31, 2011, 2012 and 2013, respectively, because we continue to incur product development, sales and marketing expenses for our new products. In addition, our cash and cash equivalent decreased from RMB1,071.7 million as of December 31, 2011 to RMB554.3 million as of December 31, 2012, and further decreased to RMB157.0 million (US$25.9 million) as of December 31, 2013, primarily due to the cash outflow from operating activities associated with the product development and sales and marketing efforts for our new games. In particular, we recorded negative operating cash flow of RMB270.9 million, RMB489.2 million and RMB357.6 million (US$59.1 million) in the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we recorded net current liabilities of RMB112.0 million (US$18.5 million), while we recorded net current assets of RMB346.9 million and RMB857.1 million as of December 31, 2012 and 2011, respectively. Our net current liabilities position as of December 31, 2013 was primarily due to the continuous decrease in our cash and cash equivalent in connection with our product development and sales and marketing activities, while the new games we were developing have not begun to create significant revenue yet. To ensure the availability of sufficient working capital, Huopu Cloud, our affiliated PRC entity, entered into a credit facility agreement with Bank of Shanghai in March 2014, which granted us a credit facility of RMB150 million valid for a period of one year. The facility is secured by certain buildings and land use rights owned by our Group. As of the date of this annual report, we have not made any drawn-down under this credit facility. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future, which may have a material and adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Year 2013 Compared to Year 2012

Revenues. Our revenues decreased by 34.8%, from RMB163.6 million in 2012 to RMB106.6 million (US$17.6 million) in 2013, primarily due to a decrease in revenue from our online game services, partially offset by an increase in revenue from our smart phone advertising platform business.

Online Game Services. Our revenues from our online game services decreased by 39.6%, from RMB157.4 million in 2012 to RMB95.1 million (US$15.7 million) in 2013. The decrease was primarily due to a decrease in revenues from PC online games which decreased from RMB131.0 million in 2012 to RMB67.1 million (US$11.1 million) in 2013. The decrease was also due to a combination of decreases in (i) our average quarterly revenue per paying user, from RMB299 in 2012 to RMB228 (US$37.7) in 2013 and (ii) our number of average quarterly paying users, from 102,293 in 2012 to 90,955 in 2013. The decrease in average quarterly paying users was in line with the decrease in average quarterly active users from 2,282,863 in 2012 to 2,095,890 in 2013. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our business, prospects, liquidity, financial condition and results of operations.

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

Our revenues from TV games increased from RMB18.5 million in 2012 to RMB21.6 million (US$3.6 million) in 2013. This increase was primarily due to an increase in the number of average quarterly paying users from 157,968 in 2012 to 211,880 in 2013, due to continuous expansion in our TV game platform and more games launched in 2013, partially offset by a decrease in our average quarterly revenue per paying user from RMB30 in 2012 to RMB25 (US$4.1) in 2013. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services increased by 85.7% from RMB6.2 million in 2012 to RMB11.5 million (US$1.9 million) in 2013. The increase is mainly due to the increase in our revenue from our mobile advertising platform, Juzi, and our training services.

Cost of Services. Cost of services increased by 55.3% from RMB69.4 million in 2012 to RMB107.8 million (US$17.8 million) in 2013. The increase was primarily driven by an increase in the impairment cost of royalty fee for Planetside 2, which we prepaid in previous years and recorded an impairment cost in 2013 due to the lower-than-expected revenue generated in the year, an increase in Internet Data Center, or IDC, rental relating to Firefall’s limited beta testing in the U.S. and Europe, and an increase in the amortization cost of license fees relating to Firefall’s beta testing, partially offset by a decrease in employee salary and welfares as we reduced the headcounts in our customer service department in 2013.

Operating Expenses. Operating expenses decreased by 22.2% from RMB677.5 million in 2012 to RMB527.3 million (US$87.1 million) in 2013. The decrease was primarily attributable to a decrease in product development expenses and a decreased in sales and marketing expenses.

Product Development Expenses. Product development expenses decreased by 29.3% from RMB301.5 million in 2012 to RMB213.2 million (US$35.2 million) in 2013. The decrease was primarily due to our disposal of certain research and development entities due to lower-than-expected performances in the third quarter of 2012, which impacted the product development expenses for the whole year of 2013 and also reduced our product development headcount, as well as a decrease ingame development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 37.6% from RMB187.0 million in 2012 to RMB116.7 million (US$19.3 million) in 2013. The decrease in sales and marketing expenses was primarily attributable to the decrease in the marketing expenses of ShenXianZhuan and various endorsement fees.

General and Administrative Expenses. General and administrative expenses decreased by 4.9% from RMB170.4 million in 2012 to RMB162.0 million (US$26.8 million) in 2013, primarily due to a decrease in share based compensation, employee salary and meeting and travelling expenses in line with our revenue decrease, partially offset by an increase in the audit and legal services fees.

Impairment on Equipment, Intangible Assets and Other Long-lived Assets. Impairment provision was RMB35.5 million (US$5.9 million) in 2013, compared to RMB0.6 million in 2012. The impairment cost in 2013 was mainly related to certain equipment, upfront licencing fee and write off of prepayments to suppliers for certain assets.

Loss on Termination of R&D VIE Arrangements. We recorded a loss on the restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl, two entities engaging in research and development activities, of RMB18.1 million in 2012. As a result of the restructuring, we deconsolidated these entities in 2012. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We did not record any loss in this regard in 2013.

Other Operating Income. We recorded rental income of RMB120,000 and RMB120,000 (US$19,823) in 2012 and 2013, respectively, as other operating income.

Impairment on Available-for-Sale Investment. We recorded an impairment on available-for-sale investment of RMB6.3 million (US$1.0 million), mainly related to the full impairment provision made on our investment in Youjia Group Limited, a mobile social application development company based in China, that we invested in November 2011.

Interest Income. Net interest income decreased by 61.6% from RMB21.8 million in 2012 to RMB8.4 million (US$1.4 million) in 2013, mainly due to the decrease in our cash balance.

Other Income (Expenses), Net. Other income was RMB9.3 million (US$1.5 million) in 2013, which mainly reflected a refund of game license fee, an exchange gain and a government subsidy. Other income was RMB4.6 million in 2012, which mainly reflected an exchange gain.

Gain on Investment Disposal. We did not record any gain on investment disposal in 2013. We recorded a gain on investment disposal of RMB15.7 million in 2012 in connection with the disposal of our investments in OpenFeint in 2011.

Impairment Loss on Investment. Impairment loss on investment amounted to RMB3.2 million in 2012. In 2013, impairment loss on investment amounted to RMB41.7 million (US$6.9 million) in connection with our investments in several early-stage mobile game and application development companies in the U.S. and China, including Beijing Linkage and CrowdStar. We recorded an impairment loss of RMB21.0 million (US$3.5 million) in connection with our investment in Crowdstar because CrowdStar issued equity to certain unrelated third party at a price lower than our original investment price. See Note 8 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the impairment loss of Crowdstar.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB526.3 million (US$86.9 million) in 2013, compared to the net loss of RMB514.0 million in 2012.

Year 2012 Compared to Year 2011

Revenues. Our revenues increased by 45.4% from RMB112.5 million in 2011 to RMB163.6 million in 2012, primarily due to the increase in revenues generated from our online game services.

Online Game Services. Our revenues from our online game services increased by 44.3% from RMB109.0 million in 2011 to RMB157.4 million in 2012. The increase was primarily due to the increase in revenues from PC online games which increased from RMB94.6 million in 2011 to RMB131.0 million in 2012. The increase was primarily due to the combined effect of the increase in our average quarterly revenue per paying user from RMB215 in 2011 to RMB299 in 2012 and the decrease in our average quarterly paying users from 113,507 in 2011 to 102,293 in 2012. The decrease in average quarterly paying users was in line with the decrease in average quarterly active users from 3,979,667 in 2011 to 2,282,863 in 2012. Such decreases were mainly associated with our commercialized games launched in or before 2010 which have reached the mature stage of their life cycles and are experiencing a decreasing trend in popularity. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our financial condition, results of operations and cash flows.

Our revenues from TV games increased from RMB9.2 million in 2011 to RMB18.5 million in 2012. This increase was primarily due to an increase in the number of average quarterly paying users from 124,536 in 2011 to 157,968 in 2012 and an increase in our average quarterly revenue per paying user from RMB19 in 2011 to RMB30 in 2012, all due to continuous expansion in our TV game platform and more quality games launched in 2012. Unlike PC online games, our TV games are operated through telecom carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services increased by 81.1% from RMB3.4 million in 2011 to RMB6.2 million in 2012. The increase is mainly due to the increase in our revenue from smart phone application programming trainings.

Cost of Services. Cost of services increased by 77.5% from RMB39.1 million in 2011 to RMB69.4 million in 2012. The increase was primarily driven by the amortization of intangible assets relating to Firefall in 2012. The increase also reflected a one-off waiver of royalty payment in relation to a licensed game in 2011.

Operating Expenses. Operating expenses increased by 42.0% from RMB477.3 million in 2011 to RMB677.5 million in 2012. The increase was primarily attributable to the increases in our product development and sales and marketing expenses.

Product Development Expenses. Product development expenses increased by 42.1% from RMB212.1 million in 2011 to RMB301.5 million in 2012. The increase was primarily due to our continuous efforts on the in-house game developments, including the development of Firefall by Red 5.

Sales and Marketing Expenses. Sales and marketing expenses increased by106.7% from RMB90.5 million in 2011 to RMB187.0 million in 2012. The increase in sales and marketing expenses was primarily attributable to the expenses incurred in relation to the promotion of ShenXianZhuan in 2012 and preparation for the introduction of Firefall and Planetside 2.

General and Administrative Expenses. General and administrative expenses decreased by 2.5% from RMB174.7 million in 2011 to RMB170.4 million in 2012, reflecting the decrease of share based compensation in 2012 as we did not grant any share options in 2012 and fully amortized some options granted in prior years.

Impairment of Equipment, Intangible Assets and Other Long-lived Assets. Impairment provision was nil in 2011, compared to RMB0.6 million in 2012 related to the impairment of the license fee of a game.

Loss on Termination of R&D VIE Arrangements. We recorded a loss on the restructuring of investments in and termination of certain contractual arrangements with Fire Rain and Wanyouyl, two entities engaging in research and development activities, of RMB18.1 million in 2012. As a result of the restructuring, we deconsolidated these entities in 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

Interest Income. Net interest income decreased by 28.4% from RMB30.4 million in 2011 to RMB21.8 million in 2012, mainly due to the decrease in our cash balance.

Other Income (Expense). Other expenses were RMB0.7 million in 2011, which mainly reflected our foreign exchange loss, compared to other income of RMB4.6 million in 2012, which mainly reflected an exchange gain.

Income Tax Benefit (Expenses). Income tax expenses were nil in 2011 and 2012 as we did not have taxable profits in 2011 and 2012.

Gain on Investment Disposal. We recorded a gain on investment disposal of RMB44.4 million and RMB15.7 million in 2011 and 2012, respectively, in connection with the disposal of our investments in OpenFeint in 2011.

Impairment Loss on Investment. Impairment loss on investment amounted to RMB3.2 million in 2012. In 2011, we did not incur any impairment loss on investment.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB514.0 million in 2012, compared to the net loss of RMB284.3 million in 2011.

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

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2013, such restricted portion amounted to RMB31.2 million (US$5.2 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2012 and 2013, as reflected on our statutory accounts, including registered capital and statutory reserves, is approximately RMB82.7 million and RMB67.0 million (US$11.1 million), respectively, higher than the amount determined under U.S. GAAP.

Cash Flows and Working Capital

Since June 2009 when our license to operate WoW expired, we financed our operations primarily through our then available cash in hand as well as cash generated from our operating activities. As of December 31, 2011, 2012 and 2013, we had RMB1,071.7 million, RMB554.3 million and RMB157.0 million (US$25.9 million) in cash and cash equivalents, respectively. The decrease in the cash and cash equivalents from 2012 to 2013 was primarily due to our continued incurrence of net loss as well as the associated net cash outflow from operating activities for product development and sales and marketing.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(270,894)	(489,190)	(357,570)	(59,066)
Net cash used in investing activities	(41,291)	(22,173)	(2,932)	(484)
Net cash used in financing activities	(21,571)	(7,084)	(38,689)	(6,391)
Effect of foreign exchange rate changes on cash	(10,707)	1,000	1,899	313
Net decrease in cash and cash equivalents	(344,463)	(517,447)	(397,292)	(65,628)
Cash and cash equivalents at beginning of year	1,416,189	1,071,726	554,279	91,560
Cash and cash equivalents at end of year	1,071,726	554,279	156,987	25,932

Operating Activities

Net cash used in operating activities was RMB357.6 million (US$59.1 million) in 2013, compared to RMB489.2 million in 2012 and RMB270.9 million in 2011. The decrease of net cash used in operating activities from 2012 to 2013 was mainly due to a decrease in cash outflow associated with product development and sales and marketing expenses. In particular, the net cash used in 2013 primarily reflected a net loss of RMB562.9 million (US$93.0 million), partially offset by an adjustment for impairment loss on other long-lived assets of RMB29.7 million (US$4.9 million), an adjustment for impairment loss on investments of RMB41.7 million (US$6.9 million), and an adjustment for a stock-based compensation expenses of RMB29.2 million (US$4.8 million). The increase of net cash used in operating activities from 2011 to 2012 was mainly due to an increase in cash outflow associated with product development and sales and marketing expenses. In particular, the net cash used in operating activities in 2012 primarily reflected a net loss of RMB559.8 million in 2012, partially offset by the adjustments for a stock-based compensation expenses of RMB37.4 million. The net cash used in operating activities in 2011 primarily reflected a net loss of RMB313.2 million in 2011 and an adjustment for gain on investment disposal of RMB44.4 million, partially offset by the adjustments for a stock-based compensation expenses of RMB53.3 million.

Investing Activities

Net cash used in investing activities was RMB2.9 million (US$0.5 million) in 2013, compared to RMB22.2 million in 2012 and RMB41.3 million in 2011. The decrease in net cash used in investing activities from 2012 to 2013 mainly reflected a decrease in cash paid to acquire equity investees and available-for-sale invesments, decrease in cash used to purchase property, equipment and software and a decrease in proceeds from the recovery of a refund of our investments relating to the sale of OpenFeint. In particular, the net cash used in investing activities in 2013 primarily included, among other things, purchase of property, equipment and software of RMB7.1 million (US$1.2 million), and cash paid to acquire equity investees and available-for-sale investments of RMB9.2 million (US$1.5 million) relating to ZTE9 and Tandem Fund, partially offset by proceeds from refund of our investment in G10 Entertainment Corporation, a Korean online game developer and operator, of RMB7.3 million (US$1.2 million) and our investments relating to the sale of OpenFeint of RMB5.5 million (US$0.9 million). The decrease in net cash used in investing activities from 2011 to 2012 mainly reflected a decrease in our equity investments and purchase of intangible assets in 2012 compared to 2011. The net cash used in investing activities in 2012 primarily included, among other things, (i) cash used for capital expenditures including purchase of property, equipment and software of RMB27.6 million, purchase of intangible assets of RMB7.5 million and prepayment and deposits paid for property, equipment and software of RMB4.3 million, (ii) cash paid in equity investments of RMB13.6 million, and (iii) proceeds from refund of investment of RMB29.1 million and proceeds from disposal of cost method investee of RMB10.3 million in 2012. The net cash used in investing activities in 2011 primarily included, among other things, (i) cash used for capital expenditure including purchase of property, equipment and software of RMB17.6 million, purchase of intangible assets of RMB73.1 million and prepayment and deposits paid for property, equipment and software of RMB28.6 million, (ii) cash paid in equity investments and available-for-sale investments of RMB34.0 million, and (iii) proceeds from refund of investment of RMB28.0 million and proceeds from disposal of cost method investee of RMB71.5 million.

Financing Activities

Net cash used in financing activities in 2013 was RMB38.7 million (US$6.4 million), primarily attributable to cash used to repurchase our ADSs in the amount of RMB29.0 million (US$4.8 million), partially offset by cash generated from stock option exercises in the amount of RMB4.3 million (US$0.7 million). Net cash used in financing activities in 2012 was RMB7.1 million, primarily attributable to payment for accounts payable related to the purchase of intangible assets. Net cash used in financing activities in 2011 was RMB21.6 million, primarily attributable to our ADS repurchase program in 2011.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, has determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$28.1 million) as of December 31, 2013.

We have engaged an agent to facilitate the refund to the game point card holders and game point distributors. As of December 31, 2013, the balance of the advance payment to the agent was RMB25.7 million (US$4.3 million). In February 2012, we entered into an agreement with the agent pursuant to which the agent will ensure a refund of the remaining advance to us in five installments in five years. We received the first installment of RMB8.6 million in February 2012, the second installment of RMB8.6 million (US$1.4 million) in March 2013, the third installment of RMB8.6 million (US$1.4 million) is expected to be received in April 2014.

Our directors believe that we have sufficient financial resource as of December 31, 2013 to meet our operating cash flow requirements and to enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming twelve months. We have launched the limited beta testing of Firefall in 2013 and plans to launch several web and mobile games in 2014, which are expected to be accretive to our operating results and cash flows from operations. In addition, we have plans and/or the ability to manage our working capital by obtaining external equity and/or debt financing, disposing of certain game rights (including as part of our disposal of certain operating subsidiaries), disposing of equity method investments and controlling the level of discretionary spending on product development and sales and marketing. Huopu Cloud, our affiliated PRC entity, entered into a credit facility agreement with Bank of Shanghai in March 2014, which granted us a credit facility of RMB150 million valid for a period of one year. The facility is secured by certain buildings and land use rights owned by our Group. As of the date of this annual report, we have not made any drawn-down under this credit facility.

Capital Expenditures

We incurred capital expenditures of RMB119.2 million, RMB46.5 million and RMB21.6 million (US$3.6 million) in 2011, 2012 and 2013, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. Our research and development expenses were RMB212.1 million, RMB301.5 million and RMB213.2 million (US$35.2 million) in 2011, 2012 and 2013, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our results of operations, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB)
Operating Lease Obligations	12,004,309	11,826,913	177,396	—	—

G.	Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2013 05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect that the adoption of the amendments will have a material impact on our consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

H.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to successfully launch and operate additional online games licensed by us in China;

•	our ability to license, develop or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with online game developers, including our existing licensors;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” We do not undertake any obligation to update forward-looking statements except as required under applicable law.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	47	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	65	Director
Davin Alexander Mackenzie(1)(2)	53	Independent Director
Chao Y. Wang(1)(2)	49	Independent Director
Ka Keung Yeung(1)(2)	54	Independent Director
George Lai	36	Chief Finance Officer
Chris Shen	45	Vice President
Yong Wang	47	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Each of our officers will hold office until such officer’s successor is elected and duly qualified, or until such officer’s death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “—C. Board Practices —Terms of Directors.”

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

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently a consultant of Spencer Stuart Beijing Office, a renowned global executive search company. Mr. Mackenzie currently also serves as a member of the board of directors and audit committee of Mecox Lane Limited, a Nasdaq-listed company. Mr. Mackenzie is also a director of Sports Beijing, a non-profit recreational youth sports organization, and a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and chief executive officer of ChinaEquity Investment Co., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang spent twelve years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he served as the head of Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc and Rising Tech Co. Mr. Wang holds a bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

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

Chris Shen has served as our vice president since January 2006. Mr. Shen joined The9 in August 2005 as our senior director of marketing and is in charge of our mobile social gaming platform and marketing and public relations activities. Prior to joining us, Mr. Shen served as the group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly serving multinational companies in various industries, such as consumer goods, financial services and retail. During the past twelve years, Mr. Shen helped numerous local and international brands plan and executed various marketing initiatives. Mr. Shen received his bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

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

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation paid to our executive officers was approximately RMB8.8 million (US$1.5 million). We paid a total of RMB1.2 million (US$0.2 million) in cash to our non-executive directors for their services in 2013. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. In May 2011, our Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares, 40,000 ordinary shares and 40,000 ordinary shares were vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

We recorded share-based compensation of RMB2.3 million, RMB1.9 million and RMB0.4 million (US$0.1 million) with respect to our directors and officers for the year ended December 31, 2011, 2012 and 2013, respectively.

Share Incentive Plan

Amended 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. As of February 28, 2014, we reserved 6,449,614 shares under the 2004 option plan, of which 3,275,391 ordinary shares were outstanding. On April 22, 2013, our board of directors approved an adjustment to the exercise price of options to purchase 2,829,941 shares previously granted from 2008 to 2011 under our Amended 2004 Stock Option Plan to establish a new exercise price for such share options at US$2.41 per ADS, which was the closing price of our ADSs as of April 22, 2013. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of February 28, 2014 and that remained outstanding.

	Total Number of Ordinary Shares Underlying Options Granted†	Exercise Price Range (in US$)	Expiration date
Jun Zhu	1,600,000	2.41	August 27, 2015
Yong Wang	*	2.41	August 27, 2015 – December 11, 2015
Chris Shen	*	2.41	August 27, 2015 – December 11, 2015
Chao Y. Wang	*	2.41	August 27, 2015 – April 22, 2018
Ka Keung Yeung	*	2.41	August 27, 2015 – April 22, 2018
Davin Alexander Mackenzie	*	2.41	August 27, 2015 – April 22, 2018
Cheung Kin Au-Yeung	*	2.41	August 27, 2015 – April 22, 2018
George Lai	330,000	2.41	August 27, 2015 – April 22, 2018
All Directors and Senior Executive Officers as a Group†	2,520,000	2.41	August 27, 2015 – April 22, 2018
Other Individuals as a Group (other than those listed above)	755,391	2.41	August 27, 2015 – April 22, 2018

†	Excluding 2,484,953 options forfeited as of the date of this annual report pursuant to the terms of our Amended 2004 Stock Option Plan.
*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Two of our directors were re-elected at our 2013 annual general meeting and each of them is serving a three-year term until the 2016 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders. Our shareholders may remove a director from office by ordinary resolution.

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

As of December 31, 2013, we had 611 employees, including 88 in management and administration, 57 in our customer service centers, 124 in game operations, sales and marketing, and 342 in product development, including supplier management personnel and technical support personnel. We had 876 and 695 employees as of December 31, 2011 and 2012, respectively. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 28, 2014, there were 28,783,929 ordinary shares outstanding, including 5,637,070 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2014 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	7,837,334	27.2%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
George Lai	*	*
Chris Shen	*	*
Yong Wang	*	*
All Directors and Senior Executive Officers as a Group(4)	8,694,002	30.2%
Principal Shareholders:
Incsight Limited(5)	6,237,334	21.7%
Bosma Limited(6)	4,612,522	16.0%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 28,783,929 ordinary shares outstanding as of February 28, 2014, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2014.
(3)	Consists of (i) 6,237,334 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu and (ii) options to purchase 1,600,000 shares held by Mr. Zhu as of February 28, 2014. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(5)	Ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(6)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

As of February 28, 2014, approximately 65.9% of the issued and outstanding shares were held by the record shareholders in the United States, including 18,971,530 ADSs, representing 18,971,530 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.

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

Exclusive Technical Service Agreement. We provide Shanghai IT and Huopu Cloud with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT and Huopu Cloud pay service fees to us based on their actual operating results at a service fee equal to 90% of all operating profit generated by Shanghai IT and Huopu Cloud. We are the exclusive provider of these services to Shanghai IT and Huopu Cloud. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights we maintain over Shanghai IT and Huopu Cloud, through the terms of the other agreements noted above, we are able to unilaterally renew, extend or amend the service agreements at our discretion.

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

In late 2012, due to the weaker than expected performance of the game developed by Fire Rain, we decided to restructure our investments in, and terminate certain contractual arrangements with, Fire Rain, which resulted in the return of the game license and the cessation of providing additional financial support to Fire Rain. The game operations will be controlled directly by Fire Rain prospectively. As a result of the restructuring and change in contractual arrangements, we no longer have the power to direct the activities that most significantly impact Fire Rain’s operations, and as such we ceased to be the primary beneficiary of Fire Rain. As a result, we deconsolidated Fire Rain on the date the restructuring and change in contractual arrangements happened. As of the date of deconsolidation, we retained a 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB17 million and a contractual right to receive 20% of the gross revenues generated by the game. The total loss on deconsolidation of Fire Rain was RMB12.4 million, of which RMB1.3 million relates to the loss from remeasurement of the 25% retained equity interest. See Note 4 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the deconsolidation of Fire Rain. From the date of deconsolidation to December 31, 2012 and during the year of 2013, we received RMB0.8 million and RMB2.2 million (US$0.4 million) for the revenue sharing arrangement relating to Fire Rain game operation.

Of the advancement of RMB17.0 million we made to Fire Rain, RMB4.5 million (US$0.7 million) was repaid in January 2013. In addition, certain cash advances to Fire Rain secured by the personal guarantee of the spouse of a third-party shareholder of Fire Rain. In April 2013, we agreed that such shareholder will transfer a 33.5% equity interest in Fire Rain to us and in return we will release the personal guarantee provided. After the share transfer and as of February 28, 2014, we own approximately 58.5% of the equity interest in Fire Rain. In late 2013, due to the continuous weak performance, management of Fire Rain determined to liquidate Fire Rain.

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

In late 2012, due to its unsatisfactory testing result, we restructured the investments in and contractual arrangement with Wanyouyl through certain transactions. In particular, we terminated the product development and license agreement with Wanyouyl and sold our equity interest in Wanyouyl to a third party for a consideration of RMB3.0 million. We retained a contractual right to receive 20% of future revenues of Era Zero developed by Wanyouyl, subject to a cap of RMB10 million. We deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB5.7 million, which is recognized as loss on termination of R&D VIE arrangements for the year ended December 31, 2012. In 2013, we received RMB2.6 million (US$0.4 million) from the 20% revenue sharing arrangement for the game developed by Wanyouyl.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan—Amended 2004 Stock Option Plan.”

Investments or Agreements entered into with Affiliated Entities

In April 2012, we entered into a loan agreement with Beijing Linkage, our related party in which we own 45% equity interest. Pursuant to the loan agreement, we made a loan in the amount of RMB6.8 million to Beijing Linkage for it to make capital increase in its invested company. There was RMB5.3 million outstanding balance of such loan as of December 31, 2012. In March 2013, we entered into another loan agreement with Beijing Linkage, pursuant to which we made another loan in the amount of RMB4.5 million to Beijing Linkage for providing working capital to its invested company. Certain other shareholders of Beijing Linkage, namely Yong Lv, Qiang Zhang and Linzhen Cheng, have pledged their equity interests in Beijing Linkage for Beijing Linkage’s obligations under the aforesaid RMB4.5 million working capital loan. Total loan amounted to RMB9.8 million (US$1.6 million) as of December 31, 2013, and has been fully recorded in impairment due to Beijing Linkage’s doubtful ablility of repayment, and was fully impaired in 2013 due to the concern on its recoverability.

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate home entertainment set top box business. We initially owned 51.5% of the equity interests in ZTE9. In August 2013, we transferred 9% of our equity interests in ZTE9 for a consideration of RMB0.9 million (US$0.1 million) to Ms. Jingyi Zhao, the chief executive officer of ZTE9, who holds the equity interests for herself and on behalf of several other members of management of ZTE9. We extended an interest-free loan of RMB0.9 million with a term of three years to Ms. Jingyi Zhao to be used to pay the equity interest transfer consideration. Pursuant to the loan agreement, during the term of the loan, if Ms. Zhao resigns from ZTE9 or fails to meet her performance target set by the board of director of ZTE9 for two consecutive years, we may choose to require Ms. Zhao to repay the loan or transfer the 9% equity interests in ZTE9 held by her back to us or our designee immediately. As of December 31, 2013, we held 33.5% equity interest of ZTE9. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As a result, as of the date of this annual report, we hold 30.15% equity interest in ZTE9. For the year ended December 31, 2013, net royalty charged by ZTE9 for providing game contents on IPTV to us was RMB6.0 million (US$1.0 million). As of December 31, 2013, the outstanding balance due to ZTE9 was RMB4.8 million (US$0.8 million).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In May 2011, Diego Maradona, a former Argentina soccer star, filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third-party company in China, alleging that the defendants used his name and image in a web and social game operated by us without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among others, that the defendants pay RMB20 million for his alleged losses. In June 2013, the Beijing No.1 People’s Intermediate Court issued a judgment against us for infringing the portraiture right of the plaintiff and required us to pay a total of RMB3 million (US$0.5 million) as economic damages and other related fees to the plaintiff. We have appealed the case to the Beijing People’s Superior Court. A hearing was held by the court on December 26, 2013. We are currently waiting for the decision. In June 2013, Shanghai IT filed lawsuit in the Shanghai Xuhui New District People’s Court against Shanghai Lianqiu Investment Consultancy Co., Ltd., claiming that the defendant had breached its obligation under a copyright license agreement entered into with Shanghai IT by misrepresenting that it is duly authorized to grant Shanghai IT a license for development of online games based on the Transformers. The case is pending as of the date of this annual report.

Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business, financial condition and results of operations.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has discretion as to whether we will distribute dividends in the future, subject to applicable laws. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, legal restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Sales Price
	High	Low
Annual High and Low
2009	16.64	6.28
2010	8.66	3.70
2011	8.49	2.90
2012	7.98	2.71
2013	4.50	2.08
Quarterly High and Low
First Quarter 2012	7.98	5.35
Second Quarter 2012	6.82	4.10
Third Quarter 2012	5.98	4.38
Fourth Quarter 2012	4.74	2.71
First Quarter 2013	3.33	2.53
Second Quarter 2013	4.50	2.40
Third Quarter 2013	4.10	2.23
Fourth Quarter 2013	3.88	2.08
Monthly High and Low
September 2013	3.09	2.23
October 2013	3.88	2.29
November 2013	2.72	2.45
December 2013	2.62	2.08
January 2014	2.79	2.15
February 2014	3.20	2.09
March 2014 (through March 14, 2014)	3.17	2.61

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit out of his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that the English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, our company may be dissolved, liquidated or wound up by either an order of the courts of the Cayman Islands or by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

China’s government imposes control over the convertibility of the RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an significant appreciation of the RMB against the U.S. dollar since the introduction of new policy. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

U. S. Federal Income Taxation

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons whose functional currency is other than the United States dollar;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets and liabilities, although not free from doubt, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2013.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain Internal Revenue Service, or IRS, guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for U.S. federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may become a PFIC for the current or one or more future taxable years.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock. If it were determined, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for any taxable year.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Based on the market price of our ADSs and the value and composition of our assets and liabilities during the taxable year ended December 31, 2013, we believe we were a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares . we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year. to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2013. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of marketable stock (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally would be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2013). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2013), you should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2013 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of U. S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U. S. federal income tax purposes.

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

U.S. Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which your ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

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

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers and a portion of our financial assets are denominated in U.S. dollars and other foreign currencies while a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in significant appreciation of the RMB against the U.S. dollar since the introduction of new policy. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Foreign exchange transactions under our capital account, including principal payments with respect to foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

US$0.02 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2013, we had US$0.3 million reimbursement receivable for the year 2013, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2013. Based on that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of The9 Limited:

We have audited the internal control over financial reporting of The9 Limited and its subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 27, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 27, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

	2012	2013
	RMB	RMB	US$
Audit fees(1)	4,965,566	7,655,841	1,264,655
Audit-related fees(2)	—	—	—
Tax fees(3)	179,133	181,611	30,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADSs repurchased	Average price paid (US$) per ADS(2)	Total number of ADSs purchased as part of publicly announced program(1)	Approximate dollar value of ADSs that may yet be purchased under the program
1/1/2013-1/31/2013	201,621	3.02	201,621	9,251,750
2/1/2013-2/28/2013	1,012,069	2.75	1,012,069	6,459,966
3/1/2013-3/31/2013	190,147	2.73	190,147	5,935,694
4/1/2013-4/30/2013	264,471	2.59	264,471	5,243,635

Total	1,668,308	2.75	1,668,308	5,243,635

(1)	In December 2012, our board of directors authorized a share repurchase program under which we may purchase up to US$10 million of our ADSs over the next 12 months on the open market and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act.
(2)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt of The Registrant (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No.2 (file No. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of 2010 among The Registrant, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file No. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

4.1	Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Post-Effective Amendment No. 2 to our Registration Statement on Form S-8 (file No. 333-127700) filed with the Securities and Exchange Commission on December 16, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Master Agreement, dated January 1, 2004, among 9Webzen Shanghai, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.6	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.7	Translation of Form of Equity Pledge Agreement among The9 Computer, Shanghai Advertisement and the other parties therein (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.8	Translation of Form of Loan Agreement between The9 Computer and a shareholder of the Registrant (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.9	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file No. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.11	Subscription and Purchase Agreement, dated April 2, 2004, by and among The Registrant, Object Software Limited and other parties thereto (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.12	Shareholders’ Agreement, dated April 16, 2004, by and among The Registrant, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.13	Memorandum of Agreement, dated November 9, 2004, between The Registrant and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.14	Software License Agreement, dated September 20, 2004, among HanbitSoft, Inc., IMC Games, Co., Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file No. 333- 120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.15	Translation of Mystina Online Cooperative Agreement, dated July 19, 2004, between Lager (Beijing) Information Co., Ltd and The Registrant (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.16	Translation of Capital Subscription Agreement, dated October 19, 2004, among Beijing Wanwei Sky Technology Co., Ltd., its shareholders and Shanghai IT (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.17	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.18	Translation of Presale Agreement, dated March 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.19	Loan Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.20	Share Purchase Agreement, dated December 25, 2004, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.21	Loan Agreement, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.22	Pledge of Shares, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.23	Option, dated April 4, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.24	Share Purchase Agreement, dated August 26, 2005, between China Interactive (Singapore) Pte. Ltd. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.25	Share Purchase Agreement, dated December 14, 2005, between GameNow.net (Hong Kong) Limited and Webzen Inc. (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.26	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.27	List of Counterparties and Translation of Form of Shanghai Municipality Commodity Property Sale Contract (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.28	Translation of Share Transfer Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun and Shanghai IT (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

Exhibit Number	Document

4.29	Translation of Novation Agreement, dated August 14, 2006, between Qin Jie, Yong Wang, Zhu Jun, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.30	Translation of Supplementary Agreement between Yong Wang, Zhu Jun and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.31	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.32	Translation of Exclusive Technical Support Service Agreement dated December 13, 2010 between Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.33	Translation of Exclusive Call Option Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.34	Translation of Equity Pledge Agreement dated January 6, 2011 among Junping Han, Wei Xiong and The9 Computer with respect to Huopu Cloud (incorporated by reference to Exhibit 4.34 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.35	Translation of Loan Agreement dated December 13, 2010 among Junping Han, Wei Xiong and The9 Computer (incorporated by reference to Exhibit 4.35 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.36	Translation of Shareholder Voting Proxy Agreement dated December 13, 2010 among Junping Han, Wei Xiong, Huopu Cloud and The9 Computer (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.37	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.38	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.39	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.40	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Document

4.41	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.42	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.43	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.44	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

Exhibit Number	Document

101*†

Financial information of the registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Statements of Operations and Comprehensive Loss for the Years ended December 31, 2011, 2012 and 2013; (ii) Consolidated Balance Sheets as of December 31, 2012 and 2013; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Cash Flows for the Years ended December 31, 2011, 2012 and 2013; and (v) Notes to Consolidated Financial Statements for the Years ended December 31, 2011, 2012 and 2013.

*	Filed with this Form 20-F.
**	Furnished with this Form 20-F.
†	XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
Name: Jun Zhu Title: Chairman and Chief Executive Officer

Date: March 27, 2014

[Signature Page to 20-F]

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 27, 2014

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	109,046,980	157,390,602	95,131,347	15,714,579
Other revenues	3,418,618	6,190,562	11,495,630	1,898,943

	112,465,598	163,581,164	106,626,977	17,613,522
Sales taxes	(6,089,044)	(9,147,349)	(1,850,908)	(305,748)

Net revenues	106,376,554	154,433,815	104,776,069	17,307,774
Cost of services	(39,117,993)	(69,415,631)	(107,803,360)	(17,807,847)

Gross profit (loss)	67,258,561	85,018,184	(3,027,291)	(500,073)

Operating expenses:
Product development	(212,121,930)	(301,471,091)	(213,243,567)	(35,225,328)
Sales and marketing	(90,496,700)	(187,011,621)	(116,672,411)	(19,272,909)
General and administrative	(174,665,299)	(170,382,896)	(161,958,423)	(26,753,626)
Impairment on equipment, intangible assets and other long-lived assets	0	(569,139)	(35,466,122)	(5,858,586)
Loss on termination of R&D VIE arrangements	0	(18,093,999)	0	0

Total operating expenses	(477,283,929)	(677,528,746)	(527,340,523)	(87,110,449)

Other operating income	25,993,004	120,000	120,000	19,823

Loss from operations	(384,032,364)	(592,390,562)	(530,247,814)	(87,590,699)
Impairment on available-for-sale investment	0	0	(6,268,900)	(1,035,548)
Interest income, net	30,416,367	21,785,899	8,376,355	1,383,675
Other (expenses) income, net	(652,993)	4,643,937	9,301,565	1,536,509

Loss before income tax expense, gain on investment disposal, impairment loss on investments and share of loss in equity investments	(354,268,990)	(565,960,726)	(518,838,794)	(85,706,063)
Income tax expense	(165)	0	0	0

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(354,269,155)	(565,960,726)	(518,838,794)	(85,706,063)
Gain on investment disposal	44,434,802	15,725,792	0	0
Impairment loss on investments	0	(3,243,744)	(41,701,985)	(6,888,678)
Share of loss in equity investments	(3,341,607)	(6,347,447)	(2,375,826)	(392,458)

Net loss	(313,175,960)	(559,826,125)	(562,916,605)	(92,987,199)
Less: Net loss attributable to noncontrolling interest	(28,846,029)	(45,824,033)	(36,655,033)	(6,054,980)

Net loss attributable to holders of ordinary shares	(284,329,931)	(514,002,092)	(526,261,572)	(86,932,219)

Net loss	(313,175,960)	(559,826,125)	(562,916,605)	(92,987,199)
Other comprehensive loss:
Unrealized loss on available-for-sale investment	0	(56,600)	(16,600)	(2,742)
Currency translation adjustments	(4,304,857)	(979,709)	(688,963)	(113,809)

Comprehensive loss	(317,480,817)	(560,862,434)	(563,622,168)	(93,103,750)
Less: Comprehensive loss attributable to noncontrolling interest	(29,279,528)	(46,117,427)	(35,084,526)	(5,795,551)

Comprehensive loss attributable to holders of ordinary shares	(288,201,289)	(514,745,007)	(528,537,642)	(87,308,199)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(11.39)	(20.98)	(22.71)	(3.75)

Weighted average number of shares outstanding
- Basic and diluted	24,956,197	24,494,046	23,174,823	23,174,823

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	554,278,809	156,987,201	25,932,438
Short term investment	877,350	0	0
Accounts receivable, net of allowance for doubtful accounts of 2012: RMB26,834; 2013: RMB404,711	15,621,678	19,138,096	3,161,388
Advances to suppliers, net	2,094,525	4,525,549	747,567
Prepayments and other current assets, net	76,022,204	32,464,598	5,362,770
Prepaid royalties	14,820,331	4,878,579	805,884
Deferred costs	900,961	68,217	11,269

Total current assets	664,615,858	218,062,240	36,021,316
Restricted cash	737,959	700,000	115,632
Investments in equity investees	76,017,792	50,848,141	8,399,515
Available-for-sale investment	6,285,500	0	0
Property, equipment and software	64,575,315	50,439,400	8,331,995
Goodwill	10,011,247	9,710,854	1,604,119
Intangible assets	155,049,811	128,643,824	21,250,446
Land use right	74,115,115	72,194,206	11,925,633
Other long-lived assets, net	60,936,775	16,080,483	2,656,307

Total assets	1,112,345,372	546,679,148	90,304,963

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 19,753,814 and 29,038,215 as of December 31, 2012 and December 31, 2013 respectively)	54,947,197	69,376,348	11,460,156
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 1,487,795 and 521,977 as of December 31, 2012 and December 31, 2013 respectively)	4,148,647	1,238,852	204,644
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 7,119,429 and 8,550,844 as of December 31, 2012 and December 31, 2013 respectively)	17,878,053	18,896,049	3,121,405
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of nil and 7,886,222 as of December 31, 2012 and December 31, 2013 respectively)	0	4,799,753	792,863
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 12,827,945 and 9,566,329 as of December 31, 2012 and December 31, 2013 respectively)	20,255,327	20,113,256	3,322,473
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 169,998,682 as of both December 31, 2012 and December 31, 2013)	169,998,682	169,998,682	28,081,782
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Group of 22,014,045 and 22,798,639 as of December 31, 2012 and December 31, 2013 respectively)	50,484,656	45,669,488	7,544,062

Total current liabilities	317,712,562	330,092,428	54,527,385
Long-term accounts payables (including Long-term accounts payables of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2012 and December 31, 2013)	39,912,925	21,110,517	3,487,209
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2012 and December 31, 2013)	5,508,341	5,343,060	882,611

Total liabilities	363,133,828	356,546,005	58,897,205

Commitments and contingencies (Note 28)
EQUITY
The9 Limited shareholders’ equity
Ordinary shares (US$0.01 par value; 250,000,000 shares authorized as of December 31, 2012 and 2013, 24,484,634 and 23,146,859 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	1,997,390	1,881,784	310,849
Additional paid-in capital	2,148,416,134	2,152,320,786	355,538,065
Statutory reserves	28,071,982	28,071,982	4,637,161
Accumulated other comprehensive loss	(6,710,971)	(8,987,041)	(1,484,553)
Accumulated deficit	(1,386,308,302)	(1,912,569,874)	(315,934,036)

The9 Limited shareholders’ equity	785,466,233	260,717,637	43,067,486
Noncontrolling interest	(36,254,689)	(70,584,494)	(11,659,728)

Total equity	749,211,544	190,133,143	31,407,758

Total liabilities and equity	1,112,345,372	546,679,148	90,304,963

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	25,124,147	2,051,878	2,091,113,883	28,071,982	(2,096,698)	(587,976,279)	1,531,164,766	4,052,001	1,535,216,767
Net loss	0	0	0	0	0	(284,329,931)	(284,329,931)	(28,846,029)	(313,175,960)
Currency translation adjustments	0	0	0	0	(3,871,358)	0	(3,871,358)	(433,499)	(4,304,857)

Comprehensive loss							(288,201,289)	(29,279,528)	(317,480,817)
Issuance of noncontrolling interest	0	0	0	0	0	0	0	2,395,000	2,395,000
Issuance of ordinary shares from stock option exercise	61,474	3,920	712,953	0	0	0	716,873	0	716,873
Repurchase and retirement of ADSs	(728,816)	(59,431)	(21,027,722)	0	0	0	(21,087,153)	0	(21,087,153)
Employee share based compensation	0	0	51,358,820	0	0	0	51,358,820	1,912,700	53,271,520
Purchase of shares of a subsidiary from holders of noncontrolling interest	0	0	1,565,749	0	0	0	1,565,749	(2,771,389)	(1,205,640)
Capital contribution to subsidiaries attributable to noncontrolling interest	0	0	(12,741,104)	0	0	0	(12,741,104)	12,741,104	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	4,044	0	0	0	4,044	575	4,619

Balance as of December 31, 2011	24,456,805	1,996,367	2,110,986,623	28,071,982	(5,968,056)	(872,306,210)	1,262,780,706	(10,949,537)	1,251,831,169

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	0	0	0	0	0	(514,002,092)	(514,002,092)	(45,824,033)	(559,826,125)
Unrealized loss on available –for-sales investment	0	0	0	0	(56,600)	0	(56,600)	0	(56,600)
Currency translation adjustments	0	0	0	0	(686,315)	0	(686,315)	(293,394)	(979,709)

Comprehensive loss							(514,745,007)	(46,117,427)	(560,862,434)
Issuance of ordinary shares from stock option exercise	68,321	4,325	913,297	0	0	0	917,622	0	917,622
Repurchase and retirement of ADSs	(40,492)	(3,302)	(836,239)	0	0	0	(839,541)	0	(839,541)
Employee share based compensation	0	0	33,415,941	0	0	0	33,415,941	3,962,433	37,378,374
Change in equity interest attributable to noncontrolling interest	0	0	3,933,247	0	0	0	3,933,247	(3,933,247)	0
Termination of contractual arrangements with R&D VIEs	0	0	0	0	0	0	0	20,782,431	20,782,431
Issuance of shares by a subsidiary upon exercise of stock options	0	0	3,265	0	0	0	3,265	658	3,923
Balance as of December 31, 2012	24,484,634	1,997,390	2,148,416,134	28,071,982	(6,710,971)	(1,386,308,302)	785,466,233	(36,254,689)	749,211,544

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	0	0	0	0	0	(526,261,572)	(526,261,572)	(36,655,033)	(562,916,605)
Unrealized loss on available –for-sales investment	0	0	0	0	(16,600)	0	(16,600)	0	(16,600)
Currency translation adjustments	0	0	0	0	(2,259,470)	0	(2,259,470)	1,570,507	(688,963)
Comprehensive loss							(528,537,642)	(35,084,526)	(563,622,168)
Issuance of ordinary shares from stock option exercise	330,533	20,309	4,284,138	0	0	0	4,304,447	0	4,304,447
Repurchase and retirement of ADSs	(1,668,308)	(135,915)	(28,894,784)	0	0	0	(29,030,699)	0	(29,030,699)
Employee share based compensation	0	0	25,417,173	0	0	0	25,417,173	3,820,243	29,237,416
Change in equity interest attributable to noncontrolling interest	0	0	3,072,133	0	0	0	3,072,133	(3,072,133)	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	25,992	0	0	0	25,992	6,611	32,603
Balance as of December 31, 2013	23,146,859	1,881,784	2,152,320,786	28,071,982	(8,987,041)	(1,912,569,874)	260,717,637	(70,584,494)	190,133,143
Balance as of December 31, 2013 (US$ except share data, Note 3)	23,146,859	310,849	355,538,065	4,637,161	(1,484,553)	(315,934,036)	43,067,486	(11,659,728)	31,407,758

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(313,175,960)	(559,826,125)	(562,916,605)	(92,987,199)
Adjustments for:
(Gain) loss on disposal of property, equipment and software	2,334,725	(140,163)	13,137	2,170
Impairment of intangible assets	0	569,139	3,825,243	631,885
Impairment loss on investments	0	3,243,744	41,701,985	6,888,678
Impairment on available-for-sales investment	0	0	6,268,900	1,035,548
Impairment on equipment	0	0	1,899,803	313,825
Impairment on other long-lived assets	0	0	29,741,076	4,912,876
Impairment loss on upfront prepaid royalties and deferred costs	0	865,340	13,096,101	2,163,322
Depreciation and amortization of property, equipment and software	14,914,744	20,266,129	19,035,455	3,144,433
Amortization of land use right	1,920,910	1,920,911	1,920,909	317,312
Amortization of intangible assets	1,958,630	10,662,892	23,015,765	3,801,933
Share of loss in equity investments	3,341,607	6,347,447	2,375,826	392,458
Gain on investment disposal	(44,434,802)	(15,725,792)	0	0
Allowance for doubtful accounts	0	26,834	377,877	62,421
Impairment on other assets	523,968	2,045,397	846,548	139,840
Loss on termination of R&D VIE arrangements	0	18,093,999	0	0
Exchange loss (gain)	10,574,954	(1,898,715)	(1,507,157)	(248,965)
Stock based compensation expense	53,271,520	37,378,374	29,237,416	4,829,677
Issuance of noncontrolling interest	2,395,000	0	0	0
Change in accounts receivable	657,341	(6,903,864)	(3,894,295)	(643,292)
Change in due to related party	0	0	4,799,753	792,863
Change in advances to suppliers	11,455,907	(151,783)	(3,277,573)	(541,416)
Change in prepayments and other current assets	(5,241,174)	(11,418,586)	23,085,521	3,813,456
Change in prepaid royalties	(699,541)	(165,712)	(453,785)	(74,960)
Change in deferred costs	1,008,838	1,002,138	(1,867,820)	(308,542)
Change in other long-lived assets	6,999,964	3,263,426	13,115,217	2,166,480
Change in accounts payable	(18,019,185)	(241,324)	8,665,354	1,431,415
Change in other taxes payable	1,672,970	(2,996,695)	(2,735,038)	(451,796)
Change in advances from customers	19,908,926	(3,062,517)	1,017,996	168,161
Change in deferred revenue	(1,846,378)	3,908,307	(142,057)	(23,466)
Change in refund of game points	(25,993,004)	0	0	0
Change in other payables and accruals	5,575,476	3,747,136	(4,815,188)	(795,412)

Net cash used in operating activities	(270,894,564)	(489,190,063)	(357,569,636)	(59,066,295)

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from investing activities
Decrease (Increase) in restricted cash	0	(737,959)	37,959	6,270
Purchase of short term investment	0	(877,350)	0	0
Proceeds from disposal of short term investment	0	0	877,350	144,928
Net cash disposed of upon deconsolidation of VIEs	0	(6,413,031)	0	0
Proceeds from disposal of cost method investee	71,528,002	10,256,199	5,469,593	903,512
Cash paid to acquire equity investees and available-for-sale investments	(33,984,340)	(13,557,840)	(9,158,160)	(1,512,820)
Extension of loans receivable	(3,000,000)	(5,250,000)	(4,500,000)	(743,347)
Collection of loans receivable	2,025,000	3,000,000	4,500,000	743,347
Proceeds from disposal of property, equipment and software	81,171	1,619,951	146,500	24,200
Proceeds from refund of Investment	28,019,115	29,098,880	7,252,493	1,198,026
Proceeds from refund of upfront license fees	13,245,400	0	0	0
Prepayment and deposits paid for property, equipment and software	(28,565,286)	(4,295,338)	0	0
Purchase of property, equipment and software	(17,566,350)	(27,558,433)	(7,057,543)	(1,165,823)
Purchase of intangible assets	(73,073,785)	(7,457,601)	(500,000)	(82,594)

Net cash used in investing activities	(41,291,073)	(22,172,522)	(2,931,808)	(484,301)

Cash flows from financing activities:
Purchase of additional equity interest in subsidiary	(1,205,640)	0	0	0
Proceeds from stock option exercise	716,873	917,622	4,304,447	711,044
Proceeds from exercise of stock options of a subsidiary	4,619	3,923	32,603	5,385
Repurchase of ADSs	(21,087,153)	(839,541)	(29,030,699)	(4,795,530)
Payment for accounts payable related to purchase of intangible assets	0	(7,166,649)	(13,995,293)	(2,311,857)

Net cash provided by (used in) financing activities	(21,571,301)	(7,084,645)	(38,688,942)	(6,390,958)

Effect of foreign exchange rate changes on cash	(10,706,528)	1,000,211	1,898,778	313,655

Net change in cash and cash equivalents	(344,463,466)	(517,447,019)	(397,291,608)	(65,627,899)
Cash and cash equivalents, beginning of year	1,416,189,294	1,071,725,828	554,278,809	91,560,337

Cash and cash equivalents, end of year	1,071,725,828	554,278,809	156,987,201	25,932,438

Supplemental disclosure of cash flow information:
Cash paid for income taxes	165	0	0	0
Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	3,102,167	2,647,168	2,085,286	344,465
Accrual related to purchase of intangible assets and related withholding taxes	80,021,430	72,854,780	56,109,371	9,268,608
Receivable on refund of investment in an equity investee	36,351,373	7,252,493	0	0

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2013:

Name of entity	Date of incorporation	Place of incorporation	Relationship	Interest held
				Direct	Indirect
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	Subsidiary	100%	—
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	Subsidiary	100%	—
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	Subsidiary	100%	—
New Star International Development Limited (“New Star”)	January-08	Hong Kong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	Subsidiary	100%	—
TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	Subsidiary	—	100%

Red 5 Studios, Inc. (“Red 5”)	June-05	USA	Subsidiary	—	80% (Note 5)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-10	Singapore	Subsidiary	100%	—
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	Subsidiary	100%	—
The9 Korea Co., Ltd. (“The9 Korea”)	February-11	Korea	Subsidiary	100%	—
Red 5 Korea Co., Ltd. (“Red 5 Korea”)	Novermber-10	Korea	Subsidiary	100%	—
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None	(Note 4)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	Wholly-owned subsidiary of Shanghai IT		None
Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”)	December-10	PRC	VIE subsidiary		None (Note 4)
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	Wholly-owned subsidiary of Huopu Cloud		None
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-11	PRC	VIE subsidiary		20% (Note 4)
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-12	PRC	Wholly-owned subsidiary of Shanghai IT		None
Shanghai The9 Education Software Technology Co., Ltd. (“The9 Education”)	May-12	PRC	Wholly-owned subsidiary of Shanghai IT		None

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as “the Group”. The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online role playing games (“MMORPGs”), web games, social games, mobile games and TV games. The Group launched MMORPGs, including Planetside 2, web and social games including Winning Goal, Q Jiang San Guo and Winning Dunk in mainland China. The Group also started monetization on one proprietary game, Firefall, a massively multiplayer online first-person shooter game (“MMOFPS”), in the United States and Europe in 2013.

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Group suffered loss and cash outflows from operations for the year ended December 31, 2011, 2012 and 2013, respectively, subsequent to the non-renewal of World of Warcraft (“WoW”) license in 2009. During the year of 2013, the Group’s net cash outflows from operations was RMB357.6 million (US$59.1 million). The Group expects to continue to incur product development, and sales and marketing expenses for licensed and proprietary new games. The Group currently depends on a limited number of games for substantially all of the Group’s revenues. If any of these games incur any adverse developments or if the Group is unable to develop, purchase or license additional games that are attractive to users and result in overall revenue growth, the Group’s business, financial condition and results of operations may be materially and adversely affected. The Group regards the going concern assumption as appropriate as the Group has launched Firefall during the year ended December 31, 2013 and plans to launch several web and mobile games during the year ending December 31, 2014, which are expected to be accretive to the Group’s operating results and cash flows from operations. In addition, management also has plans and/or the ability to manage its working capital by obtaining external equity and/or debt financing, disposing of certain gaming rights (including operating subsidiaries), disposing of equity method investments and controlling operating expenditure as follows:

Additional external equity financing

In January, 2014, Red5 and two shareholders entered into share purchase agreements for the issue and sale of Series B Preferred Stock and common stocks of Red 5 to Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd., which is a public company listed in China and is engaged in culture and entertainment industry in China, for an aggregate of approximately US$23 million consideration by two tranches, subject to adjustment as set forth in the share purchase agreements. Upon the closing of the transaction, Oriental Pearl will be a 20.01% minority shareholder of Red 5 and Red 5 will remain a subsidiary of The9. As of March 27, 2014, the deal has not been closed.

Addition external debt financing

In March 2014, the Group has signed a credit facility agreement with the Bank of Shanghai (“BOS”) with a credit limit of RMB150 million. The facility is secured by the Group’s building and land use right with net book value as of December 31, 2013 of RMB105 million. The Group considers this facility as a back-up source of liquidity to be utilized as needed.

Disposal of equity method investment

In March 2014, the Group entered into a sale and purchase agreement with an unrelated third party (“purchaser”) to dispose 75% of its interest in Tandem Fund, one of the Group’s equity investees, for a consideration of US$1.5 million. The consideration of US$1.5 million has been received in March 2014.

Cost Control

Management believes the Group has ability to control the level of discretionary spending on product development and sales and marketing, and believes the Group will be able to satisfy its liabilities in the normal course of business.

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

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than temporary impairment, allowance for doubtful accounts and prepayment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, assessment of impairment of other long-lived assets, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The Group’s functional currency with the exception of its subsidiaries, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, is the RMB. The functional currency of Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea is United States Dollar (“US$”, or “US dollars”), United States Dollar, Singapore Dollar, Korean Won and Korean Won, respectively. Assets and liabilities of Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive loss in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. The aggregate foreign exchange net loss was RMB 10.6 million for the year ended December 31, 2011, while the aggregate foreign exchange net gain was RMB1.9 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2012 and 2013, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive loss.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2012 and 2013, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2012 and 2013 are amounts denominated in US Dollars totaling US$8.3 million and US$4.2 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB499.5 million and RMB128.7 million (US$21.3 million) as of December 31, 2012 and 2013, respectively.

<6> Short term investments

Short term investments represent the bank time deposits with original maturities longer than three months and less than one year.

<7> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB nil, RMB0.03 million and RMB0.38 million (US$0.06 million) in 2011, 2012 and 2013, respectively. In 2011, the Company wrote off uncollectable accounts receivable of RMB22.2 million, which had been fully provided for in 2009.

<8> Prepaid royalties and deferred costs

Royalties paid to the licensors of games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their cards or online points. Royalties payable to the licensors or receivable from collection agents upon customers’ charging their accounts are initially recorded as deferred costs upon the customers’ online registration and activation of their cards or online points. Deferred costs are then ultimately recognized as cost of services in the consolidated statements of operations and comprehensive loss based upon the actual consumption of game premium features or usage of the game playing time by the customers or when the likelihood that the Group would provide further services to those customers becomes remote. The Group performs analysis for certain games’ future operation expectation and provides impairment on related prepaid royalties and deferred costs when the Group expects that the net cash flow of the certain games will not be sufficient to recover the carrying amount of the prepaid royalties and deferred costs. The Group records impairment loss on prepaid royalties and deferred costs associated with games that have commercially launched as cost of services, and impairment loss associated with games that have not yet commercially launched as operating expenses.

<9> Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose to guarantee the performance of a service agreement with a third party platform. Due to the contractual terms of the restriction, the balance has been classified as a non-current asset.

<10> Investments in equity investees and loan to equity investee

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

The Group has historically provided loans to certain equity investees in order to provide to them financial support. Such loans are recorded in the account of Prepayments and other current assets.

The Group assesses its equity investments and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amounts of equity investment and loan to equity investees are higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

<11> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2012 and 2013, the Group did not hold trading securities or held-to-maturity securities.

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

The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill. Acquired in-process research and development costs are initially considered an indefinite-lived asset. Subsequently, they are recorded as acquired game development cost upon completion of the research and development efforts and are amortized on a straight-line basis over the useful economic life of the relevant online game. Amortization of acquired game development cost commences upon the monetization of the related online game

<15> Land use right

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

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

<17> Revenue recognition

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

Online game services to players on the Group’s game server

The Group sells its prepaid game cards and prepaid online points for its online game products to distributors who in turn ultimately sell them to players. The group also sells the points directly to players via certain online payment platforms. The Group adopts virtual item / service consumption model for the online game services.

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

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which range from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, the Group considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group continually monitors the operational statistics and usage patterns.

Online game operation services over third party platform

Certain social games, TV games and certain web games, have adopted the virtual item / service consumption model, and are launched on the third party game platforms and telecom carriers. Revenue from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as the Group does not set the pricing of the in-game currency of the third party game platforms. Revenue from TV games operated through telecom carriers is recognized upon consumption of the in-game premium features based on the gross amount paid, as the Group is the primary obligor of the game operation. The remittance to the telecom carrier is recognized as costs of services when incurred.

Overseas licensing revenue

The Group licenses certain proprietary online games to operators in overseas market and receives license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

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

<18> Advances from customers and deferred revenue

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

<19> Cost of services

Cost of services consists primarily of online game royalties, payroll, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

<20> Product development costs

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

<21> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB32.8 million, RMB85.3 million and RMB52.8 million (US$8.7 million) for the years ended December 31, 2011, 2012 and 2013, respectively, were expensed as incurred.

<22> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB1.2 million, RMB0.7 million and RMB1.0 million (US$0.2 million) for the years ended December 31, 2011, 2012 and 2013, respectively, which were recorded in other income (expense) in the consolidated statements of operations and comprehensive loss.

<23> Share-based compensation

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

<24> Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease periods.

<25> Income taxes

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

<26> Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests is presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income loss to be attributed to controlling and noncontrolling interest.

<27> Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<28> Segment reporting

The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the PRC, United States and other areas.

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

Due to the limited availability of online payment systems in China, a substantial portion of the Group’s sales are carried out via a distribution network composed of third-party distributors. The Group sells in-game items primarily through sales of prepaid cards and prepaid online points to its customers via Beijing Huiyuan Net Technology Co., Ltd., a national online distributor. Accounts receivable from this national online distributor represent 12% and 17% of the Group’s total accounts receivable as of December 31, 2012 and December 31, 2013, respectively.

Red 5 sells prepaid online points directly to players via certain online payment platforms. The accounts receivable due from online payment platforms were RMB 1.0 million and RMB 0.7 million(US$ 0.1 million) as of December 31, 2012 and December 31, 2013, respectively.

<30> Acquisitions

The Group measures the consideration it transfers at fair value, which may be calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference would be recognized directly in the consolidated statement of operations and comprehensive loss.

<31> Fair value measurements

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

<32> Financial instruments

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

<33> Recent accounting pronouncements

In March 2013, the FASB issued ASU 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect that the adoption of the amendments will have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiary, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.0537, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2013. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT and Huopu Cloud which were designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC, and ii) Mengxiang Hulian, which is a start-up research and development company (“R&D VIE”) developing games funded by the Group as of December 31, 2013. Fire Rain and Wanyouyl which used to be consolidated VIEs were deconsolidated in 2012.

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

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly. If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIEs.

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

R&D VIE

Mengxiang Hulian,is a primarily start-up research and development company developing games funded by the Group, which started the development of web and mobile games beginning in 2011. The group deconsolidated two other VIE companies, Fire Rain and Wanyouyl, in 2012. Both companies were primarily engaged in the development of MMORPGs since 2009. The Group had arrangements with each of Fire Rain, Wanyouyl and Mengxiang Hulian (the “R&D” companies) pursuant to which the Group provided substantial financial support and obtained equity interests in these entities. The Group has acquired or has an option to acquire the exclusive licenses in Mainland China or worldwide for the games under development by these entities. As of December 31, 2012 and 2013, the Group held equity interest of 25% and 58.5% of Fire Rain, nil and nil of Wanyouyl and 20% and 20 % of Mengxiang Hulian, respectively.

Under the above arrangements with the R&D companies, the Group has the power to make decisions that most significantly affect the entities’ operations and effectively assumed a majority of economic risks associated with these entities, and has the obligation to absorb losses and the right to receive returns that are significant to these entities. As such, prior to the reconsideration events discussed below, it was determined that the Group is the primary beneficiary of these entities and has included them in its consolidated financial statements since their respective dates of incorporation.

In late 2012, due to the weaker than expected performance of the game developed by Fire Rain, the Group decided to terminate certain contractual arrangements with Fire Rain, which resulted in the return of the game license and the cessation of providing additional financial support to Fire Rain. Subsequent to this change, the game operations are controlled directly by Fire Rain. As a result of the change in contractual arrangements, the Group no longer has the power to direct the activities that most significantly impact Fire Rain’s operations, and as such the Group ceased to be the primary beneficiary of Fire Rain and deconsolidated Fire Rain on the date the contractual arrangements were terminated. As of the date of deconsolidation, the Group retained its 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB 17 million (US$ 2.8 million) and a contractual right to receive 20% of the gross revenues generated by the game. Upon termination of the original VIE arrangements, the Group concluded that RMB 4.5 million (US$ 0.7 million) out of the RMB 17 million (US$ 2.8 million) in cash previously advanced to the R&D VIE would be repaid by Fire Rain and considered such amount in the determination of the loss associated with such termination. The RMB 4.5 million (US$ 0.7 million) was received in January 2013. The Group also determined that the fair value of the retained 25% equity interest in Fire Rain was approximately nil. The Group measured the fair value of the investment based on a discounted cash flow approach. The discounted cash flow analysis is a level 3 fair value measurement that requires the use of significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on the weighted average cost of capital, which includes various factors, such as risk-free rate, equity risk premium, size premium, and other risk factors.

The total loss on deconsolidation of Fire Rain was RMB12.4 million, of which RMB 1.3 million (US$ 0.2 million) relates to the loss from remeasurement of the 25% retained interest. The total loss was recorded in loss on termination of VIE arrangements for the year ended December 31, 2012. After deconsolidation, Fire Rain remains a VIE and a related party of the Group, however, the Group is not Fire Rain’s primary beneficiary. Given the Group made a full provision of the remaining receivable due from Fire Rain, the Group’s maximum loss exposure as a result of the involvement with Fire Rain is nil. In addition, as Fire Rain was incorporated as limited liability company under the PRC Company Law, creditors of Fire Rain do not have recourse to the general credit of the Group for any of the liabilities of Fire Rain.

In April 2013, the Group and an individual shareholder entered into an agreement pursuant to which that individual shareholder will transfer their 33.5% equity interest in Fire Rain to the Group and in return the Group will release them from the personal guarantee provided in connection with loans advanced by the Group to Fire Rain. After this share transfer, the Group will own approximately 58.5% of the equity of Fire Rain. However, according to the articles of incorporation, there is no change on the decision making mechanism of Fire Rain. In late 2013, due to continuous weak performance, management of Fire Rain determined to liquidate the company.

In late 2012, in a series of contemplated transactions, the Group terminated the product development and license agreement with Wanyouyl and sold its entire equity interest in Wanyouyl to a third party for consideration of RMB 3.0 million (US$ 0.5 million). The Group retained its contractual right to receive 20% of future revenues of a game developed by Wanyouyl, subject to a cap of RMB10.0 million (US$1.7 million). The Group deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB 5.7 million (US$0.9 million), which is recognized in loss on termination of R&D VIE arrangements for the year ended December 31, 2012. In 2013, the Group received RMB2.6 million (US$0.4 million) of shared revenue from the game developed by Wanyouyl.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$ (Note 3)
Total assets	223,569,019	181,085,582	29,913,207
Total liabilities	233,201,710	248,360,907	41,026,299

	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$ (Note 3)
Revenue	103,128,242	146,100,548	86,574,297	14,301,055
Net loss	(44,008,489)	(163,422,412)	(201,412,786)	(33,271,022)

All VIES suffered loss for each year ended December 31, 2011, 2012 and 2013, thus no service fee was charged by WOFE during the year ended December 31, 2011, 2012 and 2013.

The VIEs contributed an aggregate of 96.9%, 94.6% and 82.6% of the consolidated net revenues for the year ended December 31, 2011, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2012 and 2013, the VIEs accounted for an aggregate of 20.1% and 33.1%, respectively, of the consolidated total assets, and 64.2% and 69.7%, respectively, of the consolidated total liabilities.

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

5. ACQUISITION

On April 6, 2010, the Group, through New Star, acquired 39,766,589 shares of Series A convertible preferred stock of Red 5, an online game developer based in the US for US$ 16.84 million (RMB 114.9 million). As a result, the Company owned approximately 82% of the equity interest of Red 5 on an as-converted basis and became the controlling shareholder of Red 5 as of April 6, 2010.

In addition, the Group was contingently liable to pay up to US$3.65 million (RMB24.9 million) if certain former Red 5 employees fulfill employment contracts with the Company ranging from two to four years. Such amounts were recorded as compensation expense on a straight line basis over the requisite service period.

Subsequent to April 6, 2010, the Group acquired 777,723 and 2,020,601 shares of common stock of Red 5 from the noncontrolling interest holders for US$0.1 million (RMB0.6 million) and US$0.2 million (RMB1.4 million) cash in 2010 and 2011, respectively. In September 2012, Red 5 issued restricted common stock to two directors of Red 5 (Note 23). The equity interest of the Group was diluted to approximately 81% and 80% as of December 31, 2012 and December 31, 2013, respectively due to the vesting of restricted common stock.

As of the date of acquisition, Red 5 was in the process of fulfilling its obligations under a game development and license agreement between Red 5 and a third party game publisher to develop an online game (Firefall) in exchange for cash consideration from the third party operator. The Group has settled the game development and license agreement with the third party operator. Please refer to Note 12.

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

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Receivable from equity method investee (Note 16(ii))	9,750,000	0	0
Receivable from cost method investee (Note 8 <1>)	7,252,493	0	0
Accrued interest income	942,304	186,593	30,823
Prepayments and deposits	48,341,591	24,074,914	3,976,892
Others	9,735,816	8,203,091	1,355,055

	76,022,204	32,464,598	5,362,770

The balance of prepayments and deposits as of December 31, 2012 included amounts paid for the endorsement of Shanghai Shenhua Liansheng Football Club Co. Ltd. (“Shenghua”) and Drogba totaling RMB 30.2 million, which were fully amortized in 2013.

7. PREPAID ROYALTIES AND DEFERRED COSTS

Due to weaker than expected operating performance of certain games, and the expectation that the net cash flow of these games will not be sufficient to recover the carrying amount of the prepaid royalties, the Group recognized an impairment loss for prepaid royalties associated with such games of nil, RMB0.9 million and RMB10.4 million (US$1.7 million) for the year ended December 31, 2011, 2012, and 2013, respectively, and an impairment loss for deferred cost of nil, nil and RMB2.7 million (US$0.4 million) for the year ended December 31, 2011, 2012, and 2013, respectively. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive loss.

8. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2012	December 31, 2013	December 31, 2013	Share ownership as of December 31, 2013
	RMB	RMB	US$ ( Note 3)%
Investments accounted for under equity method:
Beijing Linkage Technology Co., Ltd. (“BLT”)*(Note 16(i))	6,827,820	0	0	45%
Fire Rain (Note 4)	0	0	0	58.5%
Guangzhou Man Cheng Information Technology Co., Ltd. (“Man Cheng”)*(Note 16(i))	5,544,105	0	0	10%
Tandem Fund II, L.P. (“Tandem Fund”)<4>	6,135,706	10,548,571	1,742,500	12.3%
ZTE9 network technology Co., Ltd., Wuxi (“ZTE9”)<5>	0	3,779,550	624,337	33.5%
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,651,882	1.1%
G10 Entertainment Corporation (“G10”)<1>	24,892,921	24,892,921	4,112,018	13.7%
OpenFeint Inc. ( “OpenFeint”)<2>	0	0	0	0%
CrowdStar Inc. (“Crowdstar”)<3>	22,617,240	1,627,099	268,778	0.5%

Total	76,017,792	50,848,141	8,399,515

*	The Group has assessed the recoverability of the investments and fully impaired the balances in the respective periods listed.

<1> G10

In April 2008, the Group, through China Crown Technology, invested US$38.3 million (RMB276.0 million) in cash to subscribe 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. Further, considering the rights and obligations of these shares, they are not considered debt securities. Accordingly, the Group accounted for the investment in G10 under the cost method. The initial investment was US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price would be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, and both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million, payable in 26 equal monthly installments beginning in February 2011. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. The Group also performed an impairment assessment and recognized an impairment loss of RMB184.9 million for the year ended December 31, 2010. As of December 31, 2013, all the refund of purchase price under the settlement agreement had been received.

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

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2012 and 2013, respectively.

<2> OpenFeint

In July 2010, the Group, through Asian Way, invested US$4.0 million in the form of cash to subscribe 987,654 Series 3 preferred stocks issued by OpenFeint, a San Francisco-based company that develops mobile games and operates OpenFeint, a leading mobile social platform for smart phones. The investment accounted for less than 20% of OpenFeint on an as converted basis.

In April 2011, together with all the then existing shareholders of OpenFeint, the Group sold all of its Series 3 preferred stocks of OpenFeint to a third party for US$13.4 million (RMB84.4 million) cash consideration, among which US$ 2.5 million was withheld and placed in an escrow account to secure any indemnification claims. Due to the uncertainty in collectability of proceeds from the escrow account, the Group only recorded US$10.9 million (RMB68.7 million) cash receipt as consideration and recognized a gain on investment disposal of RMB44.4 million (US$7.1 million) for the year ended December 31, 2011. In 2012, the Group received notice from the stockholder representative that additional proceeds were being released from the escrow account. As the additional gain was then crystalized, the Group recognized the additional gain on investment disposal of RMB 15.7 million for the year ended December 31, 2012. For the year ended December 31, 2012, RMB10.2 million was received, and the remaining amount was received during the year ended December 31, 2013.

<3> CrowdStar

In May and November 2011, the Group invested US$2.5 million and US$1 million cash, respectively, to subscribe 118,030 and 47,212 Series 2 preferred stocks issued by CrowdStar, a SanFrancisco-based social and mobile game company, which accounted for less than 20% of its total outstanding equity on an as converted basis. The preferred stocks are convertible, non-redeemable, have a liquidation preference and do not have a readily determinable fair value. The group accounted for the investment using cost method.

In May 2013 Series 3 preferred stocks were issued to certain unrelated third-party investors of CrowdStar at a lower price than the Group’s investment cost. The Group considered this as an indicator of other-than-temporary impairment, and recorded an impairment loss of RMB21.0 million (US$3.5 million) for the year ended December 31, 2013, which was the difference between book value and fair value as implied by the issue price of Series 3 preferred stocks. The fair value was estimated based on the issue price of Series 3 preferred stocks and was considered as Level 2 fair value measurement.

<4> Tandem Fund

In April 2012, the Group invested US$ 1.2 million to Tandem Fund with the total commitment of US$ 4.0 million and became a Limited Partner (“LP”) of the fund. Tandem Fund is a venture capital focusing on mobile business industry at early stages. By investing in the Fund, the Group aims to enjoy the development of mobile business and seek opportunity for business cooperation with the Fund’s investees. The Group is required to record such investment via fair value at each reporting period. In October 2013, the Group further invested US$0.8 million in the Fund. In March 2014, the Group entered into a sale and purchase agreement with an unrelated third party (“purchaser”)to dispose 75% of its interest in Tandem Fund, for an initial consideration of US$1.5 million. If the purchase receives proceeds from Tandem fund for the disposition of a certain Tandem fund’s investment portfolio within one year from the closing date of this share transfer, 20% of proceeds received by the purchaser will be paid to the Group. The initial consideration of US$1.5 million was received on March 7, 2014.

<5> ZTE9

In February 2013, the Group established a joint venture with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province, for the purpose of developing and operating TV game platforms, TV games and other related businesses. The Group contributed RMB5.2 million (US$0.9 million) to the joint venture, which accounted for 51.5% of the registered capital of the joint venture. As contemplated in the initial agreement, in August 2013, the Group transferred 9% of its equity shares of ZTE9 for a consideration of RMB0.9 million (US$0.1 million) to a ZTE9 employee. In addition, based on a separately signed agreement, the Group also transferred 9% common shares of ZTE9 to certain ZTE9 employees, with recourse provision expiring in three years. This arrangement is in substance share-based compensation, with 3 year vesting requirement. Accordingly, the fair value of these awards is being recognized over the three-year vesting period of the shares. The Group is able to exert significant influence over the joint venture through its representation on the board, and accounts for this investment using equity method of accounting. As of December 31, 2013, the Group’s share in ZTE 9 was 33.5% and the investment was reported as RMB3.8 million (US$0.6 million) after recording the Group’s share in losses of ZTE9.

In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment of RMB12.5 million to the ZTE9 to acquire its 10% shares, and then the Group’s ownership in ZTE9 was diluted to 30.15%.

9. AVAILABLE-FOR-SALE INVESTMENTS

Investment in Youjia Group Limited. (“Youjia”)

In November 2011, the Group acquired 925,926 redeemable and convertible preferred shares of Youjia, a mobile social application developer based in the PRC, for a consideration of US$1.0 million. The Group’s investment represented 6.67% of Youjia’s equity interest on an as converted basis as of December 31, 2011. The Group recorded the investment in Youjia as an available-for-sale investment as the redeemable convertible preference share is in substance a debt security. During 2013, based on an evaluation of the financial results and condition of Youjia, the Group provided full impairment provision of Youjia.

10. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Office buildings	67,482,202	67,881,751	11,213,267
Computer and equipment	170,034,382	152,428,608	25,179,412
Leasehold improvements	15,492,417	16,062,417	2,653,322
Office furniture and fixtures	13,467,292	13,216,426	2,183,198
Motor vehicles	9,443,462	10,735,360	1,773,355
Software	17,746,626	18,142,889	2,996,992
Less: accumulated depreciation and amortization	(229,091,066)	(228,028,051)	(37,667,551)

Net book value	64,575,315	50,439,400	8,331,995

Depreciation and amortization charges for the years ended December 31, 2011, 2012 and 2013 amounted to RMB14.9 million, RMB20.3 million and RMB19.0 million (US$3.1 million), respectively.

The Group recorded impairment of nil, nil and RMB1.9 million (US$0.3 million) on equipment in 2011, 2012 and 2013, respectively, as detailed at Note 15.

11. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2011	40,748,074	(30,199,751)	10,548,323
Translation difference	(512,548)	—	(512,548)

Balance at December 31, 2011	40,235,526	(30,199,751)	10,035,775
Write-off fully impaired goodwill	(30,199,751)	30,199,751	0
Translation difference	(24,528)	—	(24,528)

Balance at December 31, 2012	10,011,247	—	10,011,247
Translation difference	(300,393)	—	(300,393)

Balance at December 31, 2013	9,710,854	—	9,710,854

Balance at December 31, 2013 US$ (Note 3)	1,604,119	—	1,604,119

In 2005, the Group recognized goodwill of RMB30.2 million and intangible assets of RMB283.7 million in connection with the acquisition of equity interest in C9I. There was no change in the carrying amount of goodwill from the initial recognition date to December 31, 2008. Due to the expiration of WoW license, related goodwill was fully impaired during the year ended December 31, 2009 and was written-off during the year ended December 31, 2012.

In 2010, the Group recognized goodwill of RMB10.9 million in connection with the business combination of Red 5 (Note 5).

The Group performed annual impairment test on goodwill as of December 31, 2012 and 2013, respectively, as the fair value was greater than carrying value of the reporting unit, no impairment was recorded.

12. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2011, 2012 and 2013 are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	154,640,722	155,465,964	25,681,148
Acquired game development cost	12,285,000	12,285,000	2,029,337
Less: Accumulated amortization	(10,119,873)	(33,135,638)	(5,473,617)
Impairment provision	(569,138)	(4,394,381)	(725,900)
Translation difference	(1,186,900)	(1,577,121)	(260,522)

Net book value of intangible assets subject to amortization	155,049,811	128,643,824	21,250,446

In 2012 and 2013, RMB39.0 million and nil acquired game licenses were expired, respectively, and were written off from the cost basis and accumulated amortization.

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

In September 2011, Red5 Korea, Red 5 Singapore and Red5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive , non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million (RMB 60.5 million) and guaranteed an additional payment of US$12.7 million (RMB76.9 million) to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million (RMB60.5 million) and the guaranteed amount of US$12.7 million (RMB76.9 million), was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The amount payable which is expected to due on or before December 31, 2014 amounted to US$ 6.1 million (RMB37.0 million) was recorded in accounts payable under current liabilities. The remaining unpaid amount was recorded in long-term accounts payable.

The Group pledged the intellectual property in relation to the game to secure the guaranteed amount. Following this license acquisition, the previously recognized backlog of US$0.4 million in relation to the game development and license agreement acquired in Red 5 acquisition was reclassified to acquire game licenses as it was considered to be additional cost to acquire the game license paid in prior year.

Amortization expense related to intangible assets was RMB2.0 million, RMB10.7 million and RMB23.0 million (US$3.8 million) for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2014	23,411,429	3,867,293
2015	22,527,730	3,721,316
2016	22,527,730	3,721,316
2017	22,527,730	3,721,316
2018	22,527,730	3,721,316

Total	113,522,349	18,752,557

The Group recorded impairment on intangible assets of nil, RMB0.6 million and RMB3.8 million (US$0.6 million) for acquired game licenses in 2011, 2012 and 2013, respectively, which was recorded in the impairment of equipment and intangible assets line item in the consolidated statements of operations and comprehensive loss, as detailed in note 15.

13. LAND USE RIGHT

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,349	85,160,343	14,067,486
Less: accumulated amortization	(11,045,234)	(12,966,137)	(2,141,853)

Net book value	74,115,115	72,194,206	11,925,633

Amortization charge for the years ended December 31, 2011, 2012 and 2013 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

14. Other long-lived assets

Other long-lived assets are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Deferred employee compensation	5,459,354	338,139	55,857
Prepayment and deposits for property, equipment and software(Note 15)	32,819,483	0	0
Receivable from WoW game points refund agent (Note 19)	22,188,652	15,280,089	2,524,091
Others	469,286	462,255	76,359

Total	60,936,775	16,080,483	2,656,307

15. IMPAIRMENT OF LONG-LIVED ASSETS

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Impairment on equipment and intangible assets	569,139	5,725,046	945,710
Impairment on prepayment for equipment	0	29,741,076	4,912,876

Total	569,139	35,466,122	5,858,586

(i)	The operating losses of certain games were considered to be triggering events for long-lived assets, which were then subject to impairment analyses. The Group determined its long-lived asset groups, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The asset groups consist of the Group’s operating assets for respective games and entity-wide assets such as the Group’s office building and land use right.

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

Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment of RMB1.9 million (US$0.3 million) in 2013. No such impairment provision was made in 2011 and 2012. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of nil, RMB0.6 million and RMB3.8 million (US$0.6 million) were recognized in 2011, 2012 and 2013, respectively.

(ii)	The Group prepaid RMB20.0 million to a certain supplier for purchasing computers and equipment for certain game’s in 2011. Due to game’s performance being much lower than expectations, the Group decided to cancel the purchase plan and retrieve the prepayment from the supplier in 2013. However, the supplier did not have enough funds to return all prepayment which was deemed a strong indicator that recovery of the refund is doubtful. In February 2014, the Group agreed a repayment schedule with the supplier, under which the prepayment is required to be refunded in four installments during the next three years, and the first installment, which was RMB2.0 million (US$0.3 million), has been received in March 2014. Due to the significant doubts as to the collectability of the remaining amount, management has fully provided for the prepayment receivable of RMB17.9 million (US$3.0 million) in 2013.

The Group prepaid RMB 11.8 million (US$1.9 million) to a certain supplier for a certain asset which was planned to be used in game promotion activity. In December 2013, the management decided to change the game promotion plans and as a result the asset was no longer required under the new promotion plan and as such Management decided not to take title to the asset from the supplier and wrote off the non-refundable prepayment.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Group’s assets measured at fair value on a recurring basis consisted of available-for-sale investment in Youjia, which was fully impaired in 2013(Note9).

The Group measured the fair value of its investment in Youjia using the income approach based on a weighted average of multiple discounted cash flow scenarios, which required the use of unobservable inputs (Level 3) including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments.

The following table presents the changes in the available-for-sale investments that were measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2011, 2012 and 2013. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2011, 2012 and 2013.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2011	2012	2013
	RMB	RMB	RMB
Balance at the beginning of the year	—	6,342,100	6,285,500
Purchases	6,342,100	—
Unrealized loss recognized in other comprehensive income	—	(56,600)	(16,600)
Impairment losses included in earnings	—	—	(6,268,900)

Balance at the end of the year	6,342,100	6,285,500	0

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2012 and 2013, respectively.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		RMB	RMB	RMB
Investment in Crowdstar (Note 8 <3>)	1,627,099	0	1,627,099	0	20,990,141
Investment in Man Cheng (i)	0	0	0	0	5,530,278
Investment in BLT(i)	0	0	0	0	5,431,566
Loan to BLT(ii)	0	0	0	0	9,750,000
Planetside 2 related equipment (Note 15 (i))	0	0	0	0	1,899,803
Upfront licensing fees (Note 15 (i))	2,000,000	0	0	2,000,000	3,825,243
Other long-lived assets(Note 15 (ii))	2,000,000	0	0	2,000,000	29,741,076

Total	5,627,099	0	1,627,099	4,000,000	77,168,107

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		RMB	RMB	RMB
Investment in Fire Rain	0	0	0	0	1,313,067
Investment in Jichuang	0	0	0	0	1,341,153
Investment in Boran Lexiang	0	0	0	0	1,902,591
Upfront licensing fees	0	0	0	0	569,139

Total	0	0	0	0	5,125,950

(i)	Given the unsatisfying results of Man Cheng and BLT’s research and development activities, the Group tested its investment in the two equity investees for impairment as of December 31, 2013. The fair value of such investments was measured as nil given the operations of both investees were substantially discontinued as a result of insufficient cash flow. Thus, the Group deemed the carrying amounts of the investments were fully impaired and recorded such impairment as impairment loss on investments for the year ended December 31, 2013.

(ii)	In April 2012, the Group entered into an agreement with BLT, a 45% equity investee of the Group, to provide a loan which amounted to RMB6.8 million (US$1.1 million) for its capital injection in a joint venture with 45% equity held by BLT. The loan is secured by the equity interest in the joint venture owned by BLT. There were RMB5.3 million (US$0.8 million) loans outstanding as of December 31 2012, In March 2013, the Group entered into an additional loan agreement and provided an further RMB4.5 million (US$0.7 million) in loans to BLT to support the need for working capital. The loan is secured by the equity interests in BLT owned by the founders of BLT. Due to the tight cash position and less than satisfactory performance of BLT, the recoverability of the loan was in question. Thus, the group provided full impairment losses on the loan receivable from BLT and recorded such impairment in impairment loss on investments line item in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2013.

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2011, 2012 and 2013. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2011, 2012 and 2013. Therefore, no Singapore income tax has been provided for in the years presented.

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

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2011, Shanghai IT renewed its HNTE qualification and obtained approval in 2012, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2011 to 2013. Total tax savings of Shanghai IT were nil for the years ended December 31, 2011, 2012 and 2013, respectively.

United States

The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 8.84%, respectively.

Composition of income tax benefit (expense)

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense	(165)	0	0	0
China	(165)	0	0	0
Deferred taxation	56,216,109	135,199,657	134,391,290	22,199,860
China	20,125,336	62,228,916	70,063,810	11,573,717
Other jurisdictions	36,090,773	72,970,741	64,327,480	10,626,143
Change in valuation allowance	(56,216,109)	(135,199,657)	(134,391,290)	(22,199,860)
China	(20,125,336)	(62,228,916)	(70,063,810)	(11,573,717)
Other jurisdictions	(36,090,773)	(72,970,741)	(64,327,480)	(10,626,143)

Income tax (expense) benefit	(165)	0	0	0

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2012	For the year ended December 31, 2013
PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	1%	0%	(2%)
Effect of future tax rate change	0%	0%	1%
Change of prior year deferred tax assets	(5%)	0%	1%
Change of valuation allowance	(19%)	(25%)	(24%)
(Income) not subject to tax and non-deductible expenses, net	1%	0%	0%
Effect of expired net operating loss	(3%)	0%	(1%)

Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	4,466,370	5,253,922	867,886
Temporary differences related to provision for advances to suppliers	2,421,809	2,823,625	466,430
Temporary differences related to provision for doubtful accounts	3,132,359	5,803,170	958,615
Other	4,140,842	6,243,042	1,031,277

Total current deferred tax assets	14,161,380	20,123,759	3,324,208
Less: Valuation allowance	(14,161,380)	(20,123,759)	(3,324,208)

Net current deferred tax assets	0	0	0

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	6,567,863	6,858,606	1,132,961
Startup expenses and advertising fee	19,011,503	25,529,967	4,217,250
Temporary differences related to research and development credits	1,011,966	981,601	162,149
Temporary differences related to equity investment	9,263,766	7,455,610	1,231,579
Foreign tax credits	15,525,185	15,059,343	2,487,626
Temporary differences related to provision for prepayment for equipment	5,000,000	9,481,941	1,566,305
Tax loss carry forwards	378,001,844	497,443,970	82,171,890

Total non-current deferred tax assets	434,382,127	562,811,038	92,969,760
Less: Valuation allowance	(434,382,127)	(562,811,038)	(92,969,760)

Net non-current deferred tax assets	0	0	0

Total deferred tax assets	0	0	0

Significant components of deferred tax liabilities

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,508,341	5,343,060	882,611

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2013
	RMB	RMB	US$
			(Note 3)
Balance at January 1	313,343,850	448,543,507	74,094,109
Increase in valuation allowance	135,199,657	134,391,290	22,199,859

Balance at December 31	448,543,507	582,934,797	96,293,968

For the years ended December 31, 2012 and 2013, additional valuation allowance of approximately RMB135.2 million and RMB134.4 million (US$22.2 million) was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2013, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB1,088.5 million, of which RMB126.3 million, RMB230.6 million, RMB197.9 million, RMB318.6 million and RMB215.1 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2013, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$88.7 million and US$89.2 million, respectively, which will begin to expire in 2026 and 2016, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2016. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiry.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2011, 2012 and 2013.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2011, 2012 and 2013.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2011, 2012 and 2013. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2011, 2012 and 2013, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2013, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2005 through 2013 are open tax years, subject to examination by the relevant tax authorities.

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are as follows:

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	26,147,447	23,370,673	3,860,560
Professional services	6,746,476	11,383,463	1,880,414
Product development services	5,447,604	5,817,012	960,902
Marketing and promotion	4,195,359	347,147	57,345
Others	7,947,770	4,751,193	784,841

	50,484,656	45,669,488	7,544,062

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

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the unactivated WoW game point cards was extinguished in September 2011on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$28.1 million) as of December 31, 2013.

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent for RMB43.3 million for this purpose. In 2011, 2012 and 2013, nil were refunded to game point card holders through the agent, respectively. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2013, the balance of the advance payment to the agent was RMB25.7 million (US$4.3 million). The current portion of RMB8.6 million (US$1.4 million) was recorded in prepayments and other current assets and the present value of the long-term portion amounting to RMB15.3 million (US$2.5 million) was recorded in other long-lived assets, respectively.

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

In December 2012, the Company’s Board approved share buyback of up to US$10 million of its ADSs over the next 12 months. Under this share repurchase program, the Company spent an aggregate purchase consideration of approximately US$0.1 million and repurchased approximately 0.04 million shares of its ADSs during the year ended December 31, 2012. During the year ended December 31, 2013, the company spent approximately US$4.6 million and repurchased approximately 1.7 million shares of ADSs.

21. SHAREHOLDER RIGHTS PLAN

On January 8, 2009, the Company adopted a shareholder rights plan. The shareholder rights plan is designed to protect the best interests of the Company and its shareholders by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar hostile transaction. The shareholder rights plan was amended on March 9, 2009.

Pursuant to the terms of the shareholder rights plan, as amended, one right was distributed with respect to each ordinary share of the Company outstanding at the close of business on January 22, 2009. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of the Company’s voting securities (including by acquisition of the Company’s ADSs representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, the rights plan entitles shareholders other than the Acquiring Person to purchase, for an exercise price of US$19.50, a number of shares with a value twice that of the exercise price. The number of shares each such shareholder will be entitled to purchase is equal to the product of (i) the number of shares then owned by such shareholder and (ii) two times the exercise price divided by the then current market price per share. The rights plan will continue in effect until January 8, 2019, unless the plan is terminated by the Company or the rights are redeemed by the Company before the plan expires. The plan has not been exercisable yet.

22. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB24.3 million, RMB33.7 million and RMB15.3 million (US$2.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. SHARE-BASED COMPENSATION

23.1 Stock options granted by the Company

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date.

On April 22, 2013, the Company modified the exercise prices of all outstanding options granted to US$2.41 per share, the market price on the date of modification. The original exercise price of the modified options ranged from US$7.36 to US$4.78. The Company determined the incremental cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. As the options have a graded vesting schedule, RMB3.8 million (US$0.6 million) incremental compensation cost was recorded immediately upon modification for the vested portion and the remaining RMB0.9 million (US$0.2 million) is being amortized over the remaining vesting period through 2014.

As of December 31, 2013, options to purchase 3,297,391 ordinary shares were outstanding and options to purchase 1,755,994 ordinary shares were available for future grant under the 2004 Option Plan. The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	3,415,741	US$	5.41	2.70	Nil
Granted	355,000	US$	2.41
Exercised	(290,533)	US$	2.41
Forfeited	(182,817)	US$	3.25

Outstanding at December 31, 2013	3,297,391	US$	2.41	2.02	Nil

Vested and expected to vest at December 31, 2013	3,295,504	US$	2.41	2.02	Nil

Exercisable at December 31, 2013	3,007,947	US$	2.41	1.81	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was US$41,165, US$31,563 and US$119,624 for year ended December 31, 2011, 2012 and 2013, respectively.

The weighted-average grant-date fair value of options granted during the years 2011 and 2013 was US$1.92 and US$0.99, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during 2012.

	For the year ended December 31, 2011		For the year ended December 31, 2013
Risk-free interest rate		0.33%		0.35%
Expected life (years)		3.25		3.25
Expected dividend yield		0		0
Volatility		57.90%		59.39%
Fair value of options at grant date	US$	1.92	US$	0.99

The fair value of options, of which exercise prices were modified in April 2013, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

For the year ended December 31, 2013
Risk-free interest rate	0.09%-0.24%
Expected remaining life (years)	0.57-2.20
Expected dividend yield	0
Volatility	36%-65%
Fair value of incremental cost	US$0.16-US$0.43

For the years ended December 31, 2011, 2012 and 2013, the Company recorded share-based compensation of RMB17.9 million, RMB16.3 million and RMB16.7 million (US$2.8 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost due to the modification of the option exercise prices in April 2013.

As of December 31, 2013, there was approximately RMB1.8 million (US$0.3 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 2.24 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu, the Chairman of the Board and Chief Executive Officer of the Company. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. It is considered probable the performance targets will be met. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. The Group recorded share-based compensation of RMB30.8 million, RMB14.5 million and RMB7.6 million (US$1.3 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

23.3 Ordinary shares granted to non-executive directors

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of the Group’s four non-executive directors, which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such directors continue their services during the period. An aggregate of 40,000 ordinary shares vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. The Group recorded share-based compensation of RMB2.3 million, RMB1.9 million and RMB0.4 million (US$0.06 million) for the year ended December 31, 2011, 2012 and 2013, respectively.

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

The following table summarizes the TDC’s share option activities with Mr. Zhu and TDC employees:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	16,240,000	HK$	0.10	3.0	Nil
Forfeited	(1,240,000)	HK$	0.10		Nil

Outstanding at December 31, 2013	15,000,000	HK$	0.10	2.0	Nil

Vested and expected to vest at December 31, 2013	15,000,000	HK$	0.10	2.0	Nil

Exercisable at December 31, 2013	15,000,000	HK$	0.10	2.0	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2013 is calculated as the difference between the estimated fair value at December 31, 2013 and the exercise price of the shares.

TDC recorded share-based compensation of RMB 0.4 million, nil and nil for options granted for the years ended December 31, 2011, 2012 and 2013, respectively. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

23.5 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2013, Red 5 granted a total of 28,963,258 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2013, option to purchase 21,168,682 shares of common stock were outstanding and options to purchase 587,906 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	21,533,673	US$	0.128	4.19	US$	50,729
Exercised	(28,717)	US$	0.186
Forfeited	(336,274)	US$	0.134
Outstanding at December 31, 2013	21,168,682	US$	0.128	1.31	US$	12,122,636

Vested and expected to vest at December 31, 2013	21,152,191	US$	0.128	1.31	US$	12,113,058

Exercisable at December 31, 2013	18,814,316	US$	0.129	0.94	US$	10,755,591

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was estimated by reference to the agreed purchase price for Red 5’s common shares by a third party investor, over the option’s exercise price.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2011, 2012 and 2013 were US$3,507, nil and US$14,762, respectively.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	1.10%-5.00%
Expected life (years)	5.00-6.00
Expected dividend yield	0
Volatility	38.89%-69.36%

In September 2012, Red 5 granted 6,122,435 shares of restricted common stock to two directors of Red 5 including Mr. Zhu for their services to Red 5. Of these shares, 60% were vested on the grant date. The remaining shares shall become vested in a series of 36 successive equal monthly installments upon grantees’ completion of each month of service to Red 5 over the 36-month period measured from the grant date.

Red 5 recorded share-based compensation of RMB1.5 million, RMB4.0 million and RMB3.8 million (US$0.6 million) for options and shares of restricted common stock granted for the year ended December 31, 2011, 2012 and 2013, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2013, there was approximately RMB0.9 million (US$0.2 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 2.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.6 Nonvested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.4 million, RMB0.7 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

24. RELATED PARTY TRANSACTIONS AND BALANCES

24.1 Transaction with Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”) and its players

In January 2012, the Group entered into a cooperative agreement with Shenhua, for endorsing and promoting Firefall and other games as designated by the Group (the “Games”) for a term of two years. Shenhua is a long-established leading soccer team in the Chinese Super League, the highest tier of professional soccer association in China. Under the agreement, Shenhua players shall wear jerseys bearing the name and logo of the Games in all domestic and international soccer games as well as make appearances at press conferences, product promotion, sales initiatives for the Games, and participate in other activities for promoting the Games as requested by the Group. The Group has paid Shenhua RMB32.0 million (US$5.1 million) for the promotional services. The Group amortized the prepayment on a straight line basis over the contract period from 2012 to 2013.

In January 2012, the Group entered into endorsement agreements with Nicolas Anelka (“Anelka”), a globally famous soccer player who played for Shenhua at that time. The agreement was for endorsement and promotion of Firefall for a consideration of EUR2.7 million (RMB21.9 million). In August 2012, the Group entered into another endorsement agreement with Didier Drogba (“Drogba”), also a famous soccer player who played for Shenhua at the time, for endorsement and promotion of Planetside 2, a MMOFPS game, for consideration of EUR3.1 million (RMB24.3 million). The Group paid the agreed consideration to Anelka and Drogba in January and August 2012, respectively. The Group amortized the prepayment on a straight line basis over the contract period and there was no remaining balance as of December 31, 2013.

During these endorsement periods, Mr. Zhu, the Chairman and chief executive officer of the Company and a major shareholder of the Company, was also a major shareholder of Shenhua, and accordingly, the endorsement and promotion transactions with Shenhua, Anelka and Drogba constituted related party transactions.

24.2 Transaction with equity investee

The9 Computer, Shanghai IT and 9Webzen Limited (Shanghai) (“9Webzen Shanghai”), a subsidiary of 9Webzen Hong Kong, entered into a series of agreements in connection with operating a game in China and providing services to customers jointly. The9 computer and Shanghai IT share revenue from 9Webzen Shanghai according to the joint service agreements. Due to long outstanding and uncertainty on the recoverability for the amount due from 9Webzen Shanghai, the Group stopped recognizing revenue pursuant to the agreements with 9Webzen Shanghai in 2010 and made full provision for the outstanding receivable due from 9Webzen Shanghai which amounted to RMB1.3 million as of December 31, 2010. In 2012, after further negotiation with 9Webzen Shanghai, the Group collected RMB1.8 million (US$0.3 million) from 9Webzen Shanghai, including RMB1.3 million receivable and RMB0.5 million unrecognized revenue in 2010. There were no other transactions between the Group and 9Webzen Shanghai from 2011 to 2013, respectively.

According to the amended agreement with Fire Rain, the Group returned the acquired game license and no longer has the power to direct the activities that most significantly impact Fire Rain’s operations. The Group has retained a contractual right to 20% of the revenue generated from the game. From the date of deconsolidation to December 31, 2012 and during the year of 2013, the Group received RMB0.8 million and RMB2.2 million (US$0.4 million) as its share of revenue from its Fire Rain’s game operation. In addition, in early of 2013, the Group received RMB 4.5 million (US$0.7 million) in repayment of the game development proceeds provided by the Group.

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China. According to the agreement, the group pays ZTE9 a royalty fee for providing game contents on IPTV. For year ended December 31, 2013, net royalty charged by ZTE9 was RMB6.0 million (US$1.0 million) and amount due to related party is recorded as RMB4.8 million (US$0.8 million).

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2011	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2013
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:
Net loss attributable to ordinary shareholders	(284,329,931)	(514,002,092)	(526,261,572)	(86,932,219)

Denominator:
Denominator for basic and diluted loss per share – weighted-average shares outstanding	24,956,197	24,494,046	23,174,823	23,174,823

Loss per share
- Basic and diluted	(11.39)	(20.98)	(22.71)	(3.75)

The Company had 5,865,811, 4,915,741 and 4,797,391 stock options, warrants and nonvested shares outstanding as of December 31, 2011, 2012 and 2013, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

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

In 2011, 2012 and 2013, there was no appropriation of statutory reserves.

27. Noncontrolling interest

As of December 31, 2013, the Group’s non-controlling interest mainly included equity interests in Red 5 and Mengxiang Hulian and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2011, 2012 and 2013.

	December 31, 2011	December 31, 2012	December 31, 2013
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(284,329,931)	(514,002,092)	(526,261,572)
Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	4,044	3,265	25,992
Increase in The9 Limited’s additional paid-in capital for purchase of common shares of Red 5 from holders of noncontrolling interest	1,565,749	0	0
Decrease in The9 Limited’s additional paid-in capital for capital contribution to Red 5 and Mengxiang Hulian	(12,741,104)	0	0
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest*	0	3,933,247	3,072,133

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(295,501,242)	(510,065,580)	(523,163,447)

*	The amount is primarily due to the vesting of restricted stock by noncontrolling interest holders.

28. COMMITMENTS AND CONTINGENCIES

28.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2013 are as follows:

	RMB	US$
		(Note 3)
2014	11,826,913	1,953,667
2015	177,396	29,304

	12,004,309	1,982,971

Total rental expenses amounted to RMB21.2 million, RMB25.6 million and RMB38.2 million (US$6.3 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

28.2 Contingencies

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third party company in China, alleging that the defendants used his name and image in a web and social game operated by the Group without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among other things, that the defendants pay RMB20 million for its alleged losses. The Group has recorded a contingent loss of RMB2 million (US$0.3 million) in the year ended December 31, 2011. In June 2013, the Beijing No. 1 People’s Intermediate Court issued a judgment against the Group for infringing the portraiture right of the plaintiff and required the Group to pay a total of RMB3 million (US$0.5 million) as economic damages and other related fees to the plaintiff. In connection to the preliminary judgment, the Group additionally recorded a contingent loss of RMB1 million (US$0.2 million) in the year ended December 31, 2013. The Group has appealed the case to the Beijing People’s Superior Court.

In addition to the above, the Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

29. SEGMENT REPORTING

The following geographic area information includes revenue based on location of players for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$(Note 3)
PRC	101,105,125	144,311,839	85,483,458	14,120,861
United States	0	752,373	13,135,914	2,169,898
Other areas	5,271,429	9,369,603	6,156,697	1,017,015
Total	106,376,554	154,433,815	104,776,069	17,307,774

30. Subsequent Events

In January, 2014, Red5 entered into share purchase agreements for the issue and sale of Series B Preferred Stock of Red 5 to Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd., which is a public company listed in China and is engaged in culture and entertainment industry in China, for an aggregate of approximately US$19 million consideration, subject to adjustment as set forth in the share purchase agreements. Upon the closing of the transaction, Oriental Pearl will be a 20.01% minority shareholder of Red 5 and Red 5 will remain a subsidiary of The9.

As part of the transaction, the Group is permitting two directors, one of whom is the Company’s CEO, to divest a certain amount of their shares in the transaction for a total purchase price of US$4 million, which represents US$0.58 per share more than the fair value of the shares, which were initially restricted, on the date of grant in September 2012 (see Note 23.5). As of March 27, 2014, the deal has not been closed.

In March 2014, the Group has signed a credit facility agreement with Bank of Shanghai (“BOS”) with a credit limit of RMB150 million. The facility is secured by the Group’s buildings and land use right with net book value as of December 31, 2013 of RMB105 million as of December 31, 2013.

In March 2014, the Group disposed of 75% of its interest in Tandem Fund, one of the Group’s equity investees, for consideration of US$1.5 million to an unrelated third party (“purchaser”).