Form 20-F
period 2014-12-31
The9 LTD
filed 2015-03-27
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

George Lai, Chief Financial Officer

Tel: +86-21-5172-9999

Facsimile number: +86-21-5172-9903

Building No. 3, 690 Bibo Road

Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong

Shanghai 201203

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary shares, par value US$0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,783,929 ordinary shares, par value US$0.01 per share, as of December 31, 2014.

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

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our affiliated entities, (2) the terms “affiliated entities” refer to our affiliated PRC entities, namely Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, Shanghai Jiushi Interactive Network Technology Co., Ltd., or Jiushi, Shanghai The9 Education Software Technology Co., Ltd. or Shanghai Fire Wing Information Technology Co., Ltd., or Fire Wing, (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American Depositary Shares, each of which represents one ordinary share, and “ADRs” refers to the American Depositary Receipts, which evidence our ADSs, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, based on the H.10 weekly statistical release of the Federal Reserve Bank of New York as of December 31, 2014. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

We and certain selling shareholders of our company completed the initial public offering of 6,075,000 ADSs, each representing one ordinary share, par value US$0.01 per share, on December 20, 2004. On December 15, 2004, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the ticker symbol “NCTY.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for share and per ADS)
Consolidated Statement of Operation Data
Revenues	108,514	112,466	163,581	106,627	64,840	10,450
Sales taxes	(5,676)	(6,089)	(9,147)	(1,851)	(563)	(90)
Net revenues	102,838	106,377	154,434	104,776	64,277	10,360
Cost of revenue	(103,257)	(39,118)	(69,416)	(107,803)	(85,783)	(13,826)
Gross profit (loss)	(419)	67,259	85,018	(3,027)	(21,506)	(3,466)
Operating expenses	(353,365)	(477,284)	(677,529)	(527,341)	(139,404)	(22,468)
Other operating income	—	25,993	120	120	75	12
Loss from operations	(353,784)	(384,032)	(592,391)	(530,248)	(160,835)	(25,922)
Impairment on available-for-sale investment	—	—	—	(6,269)	—	—
Investment income from cost method investment	—	—	—	—	1,142	184
Interest income, net	23,183	30,416	21,786	8,376	3,415	550
Other income (expenses), net	19,259	(653)	4,644	9,302	(2,105)	(339)
Loss before income tax benefit (expense), gain on investment disposal, impairment loss on investments and share of loss in equity investments	(311,342)	(354,269)	(565,961)	(518,839)	(158,383)	(25,527)
Income tax expense	(7,368)	—	—	—	—	—
Loss before gain on investment disposal, gain on disposal of subsidiaries, impairment loss on investments and share of loss in equity investments	(318,710)	(354,269)	(565,961)	(518,839)	(158,383)	(25,527)
Gain on disposal of equity investee and available-for-sale investment	6,828	44,435	15,726	—	33,154	5,343
Impairment loss on investments	(196,116)	—	(3,244)	(41,702)	—	—
Share of loss in equity investments	(10,713)	(3,342)	(6,347)	(2,376)	(3,713)	(598)
Net loss	(518,711)	(313,176)	(559,826)	(562,917)	(128,942)	(20,782)
Net loss attributable to noncontrolling interest	(19,099)	(28,846)	(45,824)	(36,655)	(21,443)	(3,456)
Net loss attributable to redeemable noncontrolling interest	—	—	—	—	(20,877)	(3,365)
Net loss attributable to The9 Limited	—	—	—	—	(86,622)	(13,961)
Accretion on redeemable noncontrolling interest	—	—	—	—	21,077	3,397
Net loss attributable to holders of ordinary shares	(499,612)	(284,330)	(514,002)	(526,262)	(107,699)	(17,358)
Net loss attributable to holders of ordinary shares per share
Basic	(19.89)	(11.39)	(20.98)	(22.71)	(4.65)	(0.75)
Diluted	(19.89)	(11.39)	(20.98)	(22.71)	(4.65)	(0.75)
Net loss attributable to holders of ordinary shares per ADS(2)
Basic	(19.89)	(11.39)	(20.98)	(22.71)	(4.65)	(0.75)
Diluted	(19.89)	(11.39)	(20.98)	(22.71)	(4.65)	(0.75)

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,416,189	1,071,726	554,279	156,987	181,482	29,250
Non-current assets	295,886	460,228	447,730	328,617	261,477	42,142
Total assets	1,857,339	1,628,894	1,112,345	546,679	517,331	83,379
Total current liabilities	316,319	311,525	317,713	330,092	296,591	47,802

Total equity	1,535,217	1,251,831	749,212	190,133	64,888	10,458

Redeemable noncontrolling interest	—	—	—	—	131,497	21,193
Total liabilities, redeemable noncontrolling interest and equity	1,857,339	1,628,894	1,112,345	546,679	517,331	83,379

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2046 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information— Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2014 at US$1.00 to RMB6.2046, which was the noon buying rate in effect as of December 31, 2014. The prevailing rate on March 20, 2015 was US$1.00 to RMB6.2037. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2399	6.2695
March (through March 20, 2015)	6.2037	6.2526	6.1955	6.2741

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future and may not return to profitability.

We incurred a net loss of RMB559.8 million, RMB562.9 million and RMB128.9 million (US$20.8 million) in the years ended December 31, 2012, 2013 and 2014, respectively, as we continue to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated material revenue from the new games we are currently developing or about to launch. Our operating expenses may increase in the future as we continue to explore various opportunities of new product development and business expansion. In addition, in 2013 and 2014, we recorded gross loss of RMB3.0 million and RMB21.5 million (US$3.5 million), respectively, reflecting lower revenues generated coupled with the continued incurrence of a relatively fixed portion of our costs, such as overhead, depreciation and rental charges. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our cash and cash equivalents decreased from RMB554.3 million as of December 31, 2012 to RMB157.0 million as of December 31, 2013, primarily due to the cash outflows from operating activities associated with the product development and sales and marketing efforts for our new games. Our cash and cash equivalents increased to RMB181.5 million (US$29.2 million) as of December 31, 2014, primarily due to the net proceeds of RMB151.0 million (US$24.3 million) from the disposal of Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, and the proceeds of RMB118.3 million (US$19.1 million) from the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5, partially offset by the continued net cash outflows from operating activities associated with the product development and sales and marketing efforts. As of December 31, 2013 and 2014, we recorded net current liabilities of RMB112.0 million and RMB40.7 million (US$6.6 million), respectively. Our net current liabilities positions as of December 31, 2013 and 2014 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, and our business, prospects, liquidity, financial condition and results of operations may be materially and adversely affected.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we will need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games can be very difficult and requires high levels of innovation. We do not have a proven track record of developing proprietary massively multiplayer online role playing games, or MMORPGs, massively multiplayer online first-person shooter game, or MMOFPSs, web games, social games or mobile games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenue in our industry. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur loss, experience net cash outflow from operating activities and decrease in cash and cash equivalents balance and current asset balance if we fail to introduce “hit” games or products which gains substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

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

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently depend on a limited number of games for substantially all of our revenues. We are also focusing on developing a number of proprietary games and obtaining licenses to games to grow our business. For example, Red 5 Studios, Inc., or Red 5, a subsidiary which we acquired in 2010, has developed Firefall, a MMOFPS game, which we launched in North America and Europe in 2014 and expect to launch in China in the second half of 2015. However, there is no assurance that we may successfully launch Firefall as expected on a timely basis, or at all, or if such game would be widely accepted by game players as expected. We have also invested in developing our proprietary online games, web games and mobile games in China, including ShenXianZhuan and QiJiGuiLai. Our business strategies may also involve the development and marketing of new services and products for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalents balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, sales and marketing activities, investment or acquisition transactions. We expect to incur product development costs to develop our proprietary online games, mobile games and web and social games. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. In February 2015, Shanghai IT, our affiliated PRC entity, obtained a commitment letter from China Merchants Bank for a credit facility of RMB200 million with a term of one year which may be used for our proprietary game Firefall. Future equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

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

Our operations are primarily conducted in China and a significant majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction may have a material and adverse impact on available financing. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

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

In addition, if we introduce new games, a certain portion of our existing customers may switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry and compete against many companies.

There are a large number of online game operators in China. We expect that, given the relatively low barriers to entry, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Inc., Shanda Games Limited, Netease.com, Inc., Perfect World Co., Ltd., Changyou.com Limited, Youzu Interactive CO., LTD., Shanghai 37wan Network Technology Co., Ltd. and Jiuyou Times (Beijing) Technology Limited. As a result, we may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as certain of our competitors do. Our competitors may introduce new business methods from time to time. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increasing competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

If we are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or establish new relationships with online game developers, our future results of operations and profitability may be materially impacted.

Despite our effort to develop and offer our own proprietary games, we also offer games licensed from game licensors, such as Planetside 2, a game we operate in China which was licensed from Sony Online Entertainment LLC. The licenses of the games we operate generally have terms ranging from three to five years, and may or may not be renewed upon expiration. For example, our exclusive licenses from Sony Online Entertainment LLC to operate certain MMORPGs, including Free Realms, Planetside 2 and PoxNora, in Korea were terminated in October 2012, and our exclusive license from Sony Online Entertainment LLC to operate Free Realms in China was terminated in May 2014.

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

Selective acquisitions have been a part of our strategy to further expand our business in the past. However, the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have increasingly relied on our acquired subsidiaries to develop our own proprietary games. For example, Red 5, a subsidiary acquired in 2010, has developed Firefall, which we launched in North America and Europe in 2014. If our acquired subsidiaries are unable to develop, launch and operate games that are commercially successful and appeal to game players, our business, financial condition and results of operations may be materially and adversely affected.

There is no assurance that we will continue to have the necessary capital to conduct future acquisitions given the significant net loss and negative operating cash flow we have been experiencing. In addition, our ability to grow through future acquisitions, investments or organic means will also depend on the availability of suitable acquisitions and investment targets at an acceptable cost as well as our ability to compete effectively to attract these candidates. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Future equity investments or establishment of joint ventures may have an adverse effect on our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partner, to seek business growth opportunities. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint venture we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

Online payment systems in China are developing fast and a growing number of consumers are using such systems than in previous years. We rely on our internally-developed online payment system, Pass9, for sales of our online game services to consumers. Although our online payment systems are designed to support various third-party Internet payment channels in China, our online payment systems may be disrupted by system failure, programming errors, computer hackers or any failure or disruption from the Internet payment channels. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry —Our business may be harmed if our technology becomes obsolete or if our system infrastructure fails to operate effectively.” In addition, we cannot assure you that we will maintain favorable relationships with third-party Internet payment channels. If we fail to maintain a stable and favorable relationship with these channels, or otherwise fail to effectively maintain our online payment systems, our business, financial condition and results of operations could be materially and adversely affected.

Any deterioration of our relationship with the game platforms that distribute our games or any failure to maintain a stable and efficient distribution network could adversely affect our business and results of operations.

We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China and overseas markets, such as North America and Europe. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. A delay or failure by the online game platforms or distributors to successfully market or sell our prepaid cards or products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with the online game platforms and distributors. If we fail to maintain our relationship with online game platforms and distributors, our business and results of operations could be materially and adversely affected.

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

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai, Beijing, Nanjing, Qingdao, Nantong, and Taicang. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

There is no assurance that our online games or other content posted on our websites or our mobile games do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in May 2012, the People’s Supreme Court of China affirmed a judgment against us and other defendants in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the People’s Supreme Court’s judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB2.2 million. In June 2013, Beijing No.1 People’s Intermediate Court issued a judgment against us in a lawsuit filed by Diego Maradona, a former Argentina soccer player, which ruled that we infringed Maradona’s personal right by using his name and photos on our game “Winning Goal,” a web and social game we previously operated, without proper authorization. We were required to compensate Maradona an aggregate amount of RMB3 million (US$0.5 million) and any accrued interests thereof for late payment. In February 2015, we entered into a settlement agreement with the plaintiff for a total payment of RMB3.3 million (US$0.5 million) to settle the matter. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Our operating results may be subject to seasonal fluctuations.

Our operating results have experienced seasonal fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches, the expiration of existing game licenses, and acquisition or disposal of subsidiaries. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market and development and promotional expenses related to the introduction of new products. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.

To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage. Failure to meet our expectations could disproportionately and adversely affect our operating results in any given period. As a result, we believe that our historical operating results may not necessarily be indicative of our future results.

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

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of uncertainties with the PRC legal system. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the New MII Notice and the GAPP Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Shanghai IT;

•	confiscating our income or the income of Shanghai IT;

•	discontinuing or restricting the operations of any related-party transactions among us and Shanghai IT;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring Shanghai IT or us to restructure our corporate structure or operations; or

•	requiring Shanghai IT or us to discontinue any portion or all of our operations related to online games.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Shanghai IT that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Shanghai IT, we may not be able to consolidate Shanghai IT in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Shanghai IT to operate our online game business and other ICP related businesses. These contractual arrangements may not be as effective in providing us with control over Shanghai IT as direct ownership. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In particular, a recently released draft version of the PRC Foreign Investment Law from the MOFCOM may have a substantial impact on our corporate structure as well as our business operations. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” We have historically derived significant revenues from Shanghai IT. In the years ended December 31, 2012, 2013 and 2014, Shanghai IT contributed 94.6%, 82.6% and 66.4%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

We believe that our option to purchase all or part of the equity interests in Shanghai IT, when and to the extent permitted by PRC law, or request any existing shareholder of Shanghai IT to transfer all or part of the equity interest in Shanghai IT to another PRC person or entity designated by us at any time in our discretion, and the rights under the Shareholder Voting Proxy Agreement that the shareholders of Shanghai IT have granted to us, effectively enable us to have the ability to cause the related contractual arrangements to be renewed when needed. However, if we are not able to effectively enforce these agreements or otherwise renew the relevant agreements when they expire, our ability to receive the economic benefits of Shanghai IT may be adversely affected.

Our ability to enforce the Equity Pledge Agreements between us and the shareholders of Shanghai IT may be subject to limitations based on PRC laws and regulations.

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, our PRC wholly owned subsidiary and a party to the Call Option Agreement, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT pledged to us was stated as RMB23.0 million, which represent 100% of the registered capital of Shanghai IT. The Equity Pledge Agreements with the shareholders of Shanghai IT provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured under the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT for the benefit of us.

Our contractual arrangements with our affiliated entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable or arm’s length commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by Shanghai IT, which could adversely affect us by: (i) increasing the tax liability of Shanghai IT without reducing our other PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to Shanghai IT for underpaid taxes; or (ii) limiting the ability of Shanghai IT to maintain preferential tax treatments and other financial incentives.

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

Zhimin Lin and Wei Ji, two of our employees, are the principal shareholders of Shanghai IT, one of our affiliated entities. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in these affiliated PRC entities. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, or Bosma, the two largest shareholders of our company, collectively own a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary obligations of directors in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.

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

In addition, the EIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the EIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

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

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Eight Cities and Provinces such as Beijing, or Circular 71, which further extended areas subject to the pilot program to cover eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their VAT payable amount by the VAT which they paid in connection with its purchasing activities, or its Input VAT. Certain services provided by Shanghai The9 Educational Software Technology Co., Ltd. and our other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. As such Implementation Rules are newly introduced and there is significant uncertainty relating to the interpretation and enforcement of such circulars by the national and the local tax authorities and other relevant authorities. Beginning from August 1, 2013, the VAT reform was expanded to all regions in the PRC. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

On February 3, 2015, the SAT issued the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains and impose tax return filing obligations on us or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

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

Some of our subsidiaries and affiliated entities in China engaged in business activities that were not within the authorized scope of their respective licenses in the past. The relevant PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

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

Our management has concluded that our internal controls over financial reporting are effective as of December 31, 2014. We however were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2014.

However, if we fail to maintain effective internal controls over financial reporting in the future, our management and, if applicable, our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and such requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC. On February 6, 2015, before a review by the commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive requests matching Section 106, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We are exposed to foreign exchange risk arising from various currency exposures. Our profit or loss in Red 5 and a portion of our financial assets are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a significant appreciation of the RMB against the U.S. dollar since the introduction of new policy.

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

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing. SAFE Circular 37 further requires that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law, or Draft FIL. If enacted, the Draft FIL would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. However, foreign invested enterprises that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list” will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign invested enterprises can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either PRC citizen, or PRC government and its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The entry clearance and approvals could prevent certain foreign invested enterprises that operate in industries on the negative list from continuing to conduct their operations through contractual arrangements.

There is substantial uncertainty regarding the Draft FIL, including, the content of its final form and the timing of its adoption and implementation. For example, our actual controlling person, Mr. Jun Zhu, is a citizen of Singapore, which could be one of the significant factors for purposes of determining whether we are ultimately controlled by persons that are of PRC nationality under the Draft FIL. Moreover, it is uncertain whether the Internet content provision service, online gaming, internet publishing and other internet-based industries, in which our subsidiaries and affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If adopted in its current form, the Draft FIL could have a material and adverse impact on our ability to participate in key sectors of the Chinese economy, including the online game business, as well as the effectiveness or the necessity of our contractual arrangements with our affiliated entities.

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

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the PRC laws and regulations to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share. Furthermore, it is uncertain whether the M&A Rules, security review rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be amended when the Draft FIL becomes effective in the future.

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

Risks Related to Our Shares and ADSs

Our ADSs may be delisted from the Nasdaq Global Market as a result of our not meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5450 to remain listing on the Nasdaq Global Market. For example, under the “Equity Standard” set forth in Nasdaq Listing Rule 5450(b), we are required to, among others things, have stockholders’ equity of at least US$10 million. As of December 31, 2014, our total equity was US$10.5 million. If we fail to satisfy Nasdaq Global Market’s continued listing requirements in the future and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchange or trading venues.

However, there can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list of ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

We were a passive foreign investment company for the taxable year ended December 31, 2014, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our income, assets and liabilities, although not free from doubt, we believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. In addition, it is likely that one or more of our subsidiaries were also PFICs for such year.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Because we believe we were a PFIC for the taxable year ended December 31, 2014, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U. S. Federal Income Taxation—Passive Foreign Investment Company.”

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

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as a company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer, a direct wholly-owned subsidiary of GameNow in China.

Due to the current restrictions on foreign ownership of ICP, Internet culture operation and advertising businesses in China, currently, we primarily rely on the following significant affiliated entities in holding certain licenses and approvals necessary for our business operations through a series of contractual arrangements with Shanghai IT and its shareholders:

•	Shanghai IT, which holds ICP, Internet culture operation and Internet publishing licenses. Current shareholders of Shanghai IT include Zhimin Lin and Wei Ji, our employees; and

•	Shanghai Jiucheng Advertisement (a wholly owned subsidiary of Shanghai IT), whose business license permits it to conduct advertisement operations.

We do not hold any equity interest in Shanghai IT. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements with Affiliated PRC Entities” for details of the contractual arrangements with Shanghai IT and its shareholders.

We operated WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China between June 2005 and June 2009. During the same period, we had relied on the game as a major source of revenue. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games.

In April 2010, we acquired a controlling interest in Red 5, an online game developer based in the United States, through the investment in its preferred shares. We then continued to acquire additional equity interest of Red 5 from its existing shareholders. In January 2014, Red 5 entered into certain share purchase agreements for the issue and sale of series B redeemable preferred stocks of Red 5 to Shanghai Oriental Pearl Culture Development Co., Ltd., a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd., which is a public company listed on the Shanghai Stock Exchange and operates in culture and entertainment industry in China, at a total consideration of US$19.2 million. In addition, two directors of Red 5, including our chairman and chief executive officer, Mr. Jun Zhu, also entered into share transfer agreements with Shanghai Oriental Pearl Culture Development Co., Ltd. to sell certain of their common stocks in Red 5 at a total consideration of US$4.2 million. As of December 31, 2014, on an as-converted basis, The9 and Shanghai Oriental Pearl (Group) Co., Ltd. owned approximately 72.7% and 22.9% , respectively, of the equity interest in Red 5. Red 5 is developing Firefall, a MMOFPS game, which we launched in North America and Europe in 2014 and expect to launch in China in the second half of 2015.

In February 2013, we established a new joint venture, namely Zhongxing The9 Network Technology Co., Ltd., or ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate the business of “Fun Box,” a home entertainment set top box. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As a result, as of December 31, 2014, we held 30.2% equity interest of ZTE9. We do not consolidate the results of ZTE9 into our results of operation and treat it as an equity investee.

In July 2014, we entered into an agreement to form a joint venture with Qihoo 360 Technology Co., Ltd., or Qihoo 360. Qihoo 360 and we will each own 50% equity interest in the joint venture and share profits based on the equity interest each party owns in the joint venture. The joint venture, System Link Limited, or System Link, was formed in August 2014. In August 2014, our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, entered into a license agreement with System Link for publishing and operating Firefall for a five-year term in mainland China. Currently we are preparing for the launch of Firefall in China in the second half of 2015. Under this license agreement, System Link is expected to pay to us no less than US$160 million (including license fee and royalties) during the term of the agreement. We did not consolidate the results of System Link into our results of operation and treat it as an equity investee.

In August 2014, Shanghai IT disposed Huopu Cloud to Shanghai Zhengwu Investment Center (Limited Partnership), a third party, for a total consideration of RMB200 million (US$32.2 million) in cash. Huopu Cloud developed and held a web game QiJiGuiLai.

In October 2014, we entered into a sale and purchase agreement with Mr. Zhang Qiang, a third party, to dispose 100% of our interest in Beijing Linkage Technology Co., Ltd., or Beijing Linkage, one of the our equity investees, for consideration of RMB14 million (US$2.3 million). The consideration of RMB14 million (US$2.3 million) was received in November 2014.

In November 2014, we entered in to an agreement with Suzhou Industry Park 825 New Media Investment Enterprise (Limited Partnership), a third party for the sale of our entire equity interests in Shanghai Kai Yue Information Technology Co. Ltd., or Kai Yue, which was then 85% owned by us, for the total consideration of RMB25.5 million (US$4.1 million) in cash. Kai Yue developed and held a mobile application named KingReader for online reading. We received RMB12.8 million (US$2.1 million) and RMB12.8 million (US$2.1 million) in December 2014 and February 2015, respectively.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, Zephyr House, Mary Street, PO Box 709 George Town, Grand Cayman. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. In addition to our operational headquarters in Shanghai, we currently have subsidiaries located in the U.S., Singapore and South Korea. We also have small branch offices in China including Beijing, Chengdu, Nanjing, Shenyang, Wuhan and Xi’an. For the list of licensed and proprietary games of our company as of the date of this annual report, see “—B. Business Overview—Products and Services.”

B.	Business Overview

We primarily develop and operate online games, including MMORPGs, MMOFPSs, web games, social games and mobile games. We have developed proprietary games, including Firefall and other web and mobile games. We also obtained licenses to operate other games in mainland China, including Planetside 2. We are developing several proprietary mobile online games by our in-house development team. In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through PCs at home or in Internet cafés, or in the case of mobile phones, through cell phones and other mobile devices. They purchase in-game items primarily through our Pass9 payment system, or by using prepaid cards purchased at online game platforms. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers. To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in eleven Internet data centers throughout China.

As wireless business has become increasingly popular in China, we are also developing our wireless application platforms. We established a wireless business unit in April 2010 and started to expand into the wireless business. We also develop and operate our mobile advertising platform, Juzi, under our wireless business unit.

We plan to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphic artists. We also plan to introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations.

Products and Services

Online Games

We offer online games including MMORPGs, MMOFPSs, web games, social games and mobile games that we developed or licensed. Our other products and services include training, advertisement and short message services. In a typical MMORPG or MMOFPS, thousands of players play in the same game world at the same time. MMORPG and MMOFPS players can select a specific character to compete within the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMORPGs and MMOFPSs incorporate many cutting-edge technology features, including:

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

As of December 31, 2014, we owned or had exclusive licenses to operate the following major MMORPGs, MMOFPSs, web games and social games and other games in China and other countries:

Game	Developer/ Licensor	Description	Status

Q Jiang San Guo	The9	Social game	Commercially launched in China in October 2010

Planetside 2	Sony Online Entertainment LLC	3D MMOFPS	Commercially launched in China in June 2013

Firefall	Red 5	3D MMOFPS	Commercially launched in North America and Europe in July 2014

TianTianWanDiaoChan	The9	Mobile game	In beta testing

Dao Feng	The9	Mobile game	In developing

•	Q Jiang San Guo. We commercially launched our proprietary social game Q Jiang San Guo in October 2010 in different social websites in China and other countries.

•	Planetside 2. In June 2010, we obtained an exclusive license from Sony Online Entertainment LLC, an online game developer, to operate Planetside 2 in mainland China. We commercially launched this game in June 2013.

•	Firefall. Since our acquisition of Red 5 in April 2010, Red 5 devoted substantially all of its operating activities to the development of Firefall, a MMOFPS. Red 5 had previously entered into a game development and licensing agreement with Webzen, a third-party operator, in February 2006.

In September 2011, pursuant to a series of assignment arrangements, Webzen assigned the license of Firefall to Red 5 Singapore. Upon the assignment, Red 5 Singapore replaced Webzen and became a party under the game development and licensing agreement between Red 5 and Webzen, including the publishing rights in all of the countries worldwide other than the United States, Canada and Europe, as well as all the intellectual properties related to Firefall. Red 5 will continue to have the publishing right of Firefall in the United States, Canada and Europe. Webzen will no longer be involved in marketing and publishing Firefall in any geographic region.

As part of the assignment arrangement, we paid US$10.0 million and guaranteed to pay US$12.7 million to Webzen. We also pledged certain intellectual property in relation to the game to secure the guaranteed amount. As of December 31, 2014, the outstanding guaranteed payment amount was US$6.1 million (RMB37.7 million). In addition, Webzen will also share certain future revenues generated from the licensing and royalties of Firefall for a certain period of time.

In November 2011, Red 5 Singapore granted a six-year license of Firefall to Garena Online Private Limited for exclusive distribution rights in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, for US$23 million plus any royalties payable.

In August 2014, Red 5 Singapore entered into a license agreement with System Link, our joint venture with Qihoo 360, for System Link to publish and operate Firefall® for a five-year term in mainland China. Under this license agreement, System Link is expected to pay to us no less than US$160 million (including license fee and royalties) during the term of the agreement.

Firefall was commercially launched in North America and Europe in July 2014. Currently we are preparing for the launch of Firefall in China in the second half of 2015.

•	TianTianWanDiaoChan. We have been developing our own proprietary mobile game, TianTianWanDiaoChan, since 2014. TianTianWanDiaoChan is in beta testing now.

•	Dao Feng. We have been developing our own proprietary mobile game, Dao Feng, since 2014. We expect to launch this game in 2015.

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

TV Game Platform. In February 2013, we established ZTE9, a joint venture, with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment to ZTE9. The joint venture is going to develop and operate the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV.

Other Products and Services

Our other products and services mainly consist of training, mobile advertising and short message services.

Training Services. Our training services primarily relate to smart phone application programming training provided to college students in China.

Mobile Application Advertising Platform. We established a wireless business unit in April 2010 and started to expand into the wireless business. We develop and operate our mobile advertising platform, Juzi, under our wireless business unit.

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

Purchase of In-game Items

A customer can purchase in-game items through any of the following methods:

Prepaid Cards. A customer can purchase virtual prepaid cards through online game platforms such as iwan.baidu.com and games.QQ.com.

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

Distribution. We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China and overseas markets, such as North America and Europe. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. In addition, we also directly sell game points through our game players’ online accounts.

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

Game Development and Licensing

We believe that the online game industry in China will continue its pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we focus on continuing to develop new proprietary online games, mobile games and web games. Our product development team is responsible for game design, technical development and art design. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline.

Our game licensing process begins with a preliminary screening, review and testing of a game, followed by a cost analysis, negotiations and ultimate licensing of a game, including all regulatory and approval processes. A team is then designated to conduct “closed beta testing” of the game to resolve operational matters, followed by “open beta testing” during which our registered users may play the game without removing their in-game data to ensure performance consistency and stability of our operation systems. Testing generally takes three to six months, during which time we commence other marketing activities.

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in 5 Internet data centers throughout China as of December 31, 2014;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of Inspur, Hewlett-Packard/Compaq, Dell and IBM servers; EMC, IBM storage systems, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Inc. (which operates Dungeon & Fighter, CrossFire, Legend of Yulong), Shanda Games Limited (which operates Woool, Mir II, Dragon Nest and Million Arthur), NetEase.com, Inc. (which operates Fantasy Westward Journey, World of Warcraft and StarCraft II), Changyou.com Limited (which operates Tian Long Ba Bu, The Legend of Qin II), Perfect World, Co. Ltd. (which operates Perfect World II, Zhu Xian, DOTA2), Youzu Interactive CO., LTD. (which operates Legend of the Warriors, The Grandmaster), Shanghai 37wan Network Technology Co., Ltd. (which operates DTS, The legend of BR), and Jiuyou Times (Beijing) Technology Limited (which operates Audition Dance Battle Online(AU), Gundam online).

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. As a result, we conduct our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT and Shanghai Jiucheng Advertisement, our affiliated PRC entities. Shanghai IT is owned by Zhimin Lin and Wei Ji, both of whom are PRC citizens.

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

In the online games industry in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the Ministry of Culture, GAPPRFT and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000), as amended in 2014;

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2009);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011;

•	The Tentative Measures for Administration of Internet Publication (2002);

•	The Tentative Measures for Administration of Online Games (2010); and

•	The Foreign Investment Industrial Guidance Catalogue (2015).

In July 2006, MIIT issued the New MII Notice. The New MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the New MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services (except for e-commerce services, as effective from April 10, 2015). ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Administration of Internet Culture (2011), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. Furthermore, online games and mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPPRFT prior to commencement of operations in China.

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

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Notice of Strengthening the Management of Virtual Currency of Online Games promulgated by the Ministry of Culture and MOFCOM on June 4, 2009 and the Tentative Measures for Administration of Online Games promulgated by the Ministry of Culture on June 3, 2010 impose more restrictions and requirements on online game operators that issue virtual currencies. According to the above regulations, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the relevant regulations. In addition, under the new rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency. The new rules also require that service agreements entered into between online game operators and end users contain the general terms of a standard online game service agreement issued by the Ministry of Culture.

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

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.

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

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012. The major developments under SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in the PRC no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, pursuant to which the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches. SAFE Circular 13 will take effect on June 1, 2015.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Wholly Foreign Invested Enterprise Law (1986), as amended in 2000; and

•	Administrative Rules under the Wholly Foreign Invested Enterprise Law (1990), as amended in 2001 and 2014.

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

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE. SAFE Circular 13 will take effect on June 1, 2015.

As a result of the uncertainties relating to the interpretation and implementation of SAFE Circular 37 and SAFE Circular 13, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the PRC beneficial owners of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the PRC beneficial owners of our company and our subsidiaries may subject us or such PRC resident shareholders to fines and other penalties. It may also limit our ability to contribute additional capitals to our PRC subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

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

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

The major factors affecting our results of operations and financial conditions include:

•	our revenues’ composition and sources of revenues;

•	our cost of revenue; and

•	our operating expenses.

Revenue Composition and Sources of Revenue. In 2012, 2013 and 2014, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both as absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	157,391	96.2	95,131	89.2	55,418	8,932	85.5
Other revenues	6,190	3.8	11,496	10.8	9,422	1,519	14.5

Total revenues	163,581	100.0	106,627	100.0	64,840	10,451	100.0

Online Game Services. In 2012, 2013 and 2014, revenues from our online game services amounted to RMB157.4 million, RMB95.1 million and RMB55.4 million (US$8.9 million), respectively. The decrease in revenue from 2013 to 2014 was mainly due to a decrease in revenue from certain web games, including Winning Goal and Winning Dunk, and MMO games, including Planetside 2 and SUN. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees from prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Other Revenues. Other revenues mainly included revenues from mobile advertisement, trainings and short message services. In 2012, 2013 and 2014, our other revenues amounted to RMB6.2 million, RMB11.5 million and RMB9.4 million (US$1.5 million), respectively. Our other revenues decreased from 2013 to 2014 primarily due to a decrease in revenue from Juzi platform caused by intense market competition.

Cost of Revenue. Our cost of revenue consists of costs directly attributable to rendering our services, including online game royalties, payroll, sharing to third party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software, intangible assets amortization and other overhead expenses directly attributable to the services we provide.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment on equipment, intangible assets and other long-lived assets and allowance on long-term receivables and gain on disposal of subsidiaries. Our total operating expenses continued to decrease from 2012 to 2014, reflecting the continued decrease of our product development expenses, sales and marketing expenses and general and administrative expenses during the same period.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB301.5 million, RMB213.2 million and RMB156.3 million (US$25.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Most of our proprietary online games have entered into their final stages of development and we have ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB187.0 million, RMB116.7 million and RMB51.8 million (US$8.3 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Marketing expenses decreased from 2013 to 2014, primarily because the expenses incurred for launching Firefall in North America and Europe in 2014 were less than those incurred for Planetside 2 in 2013.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB170.4 million, RMB162.0 million and RMB111.2 million (US$17.9 million) for the year ended December 31, 2012, 2013 and 2014, respectively. General and administrative expenses continued to decrease from 2013 to 2014 reflecting our cost cutting efforts. We expect general and administrative expenses including share-based compensation expenses will remain relatively stable at the current level in the near future.

Impairment on Equipment, Intangible Assets, Other Assets and Allowance (Reversal of Allowance) of Long-term Receivable. Impairment charges relate to the impairment on certain equipment, intangible assets and other assets and amounted to RMB0.6 million, RMB17.5 million and RMB3.6 million (US$0.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively. In addition, we recorded allowance on long-term receivable of nil and RMB17.9 million for the year ended December 31, 2012 and 2013, respectively. We reversed the provision of RMB17.9 million (US$2.9 million) for the year ended December 31, 2014. The allowance on long-term receivable in 2013 was primarily due to certain prepayment made to an equipment supplier. In 2014, we reversed all such allowance as we reevaluated the collectability of the receivables and determined the payments can be collected. We collected the amount in full in 2015. See Note 15 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the allowance made in 2013 and the reversal in 2014.

Gain on Disposal of Subsidiaries. We recorded a gain on disposal of subsidiaries disposal of RMB165.4 million (US$26.7 million) in 2014 in connection with disposal of Huopu Cloud and Kai Yue. We did not record any gain on disposal of subsidiaries in 2013.

Other Operating Income. Our other operating income in 2012, 2013, and 2014 represented rental income, which amounted to RMB120,000, RMB120,000 and RMB75,000 (US$12,088), respectively.

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

The EIT law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On July 27, 2011, SAT issued SAT Bulletin 45 which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a PRC resident enterprise on equity interests it directly owns in another PRC resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the PRC.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer.”

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. In October, 2011, China’s Ministry of Finance and the SAT jointly issued the Circular 110 to launch the VAT reform pilot program in Shanghai. Following the Circular 110, the Ministry of Finance and the SAT jointly issued the Circular 111 in November 2011 to provide detailed implementation rules for the program. The two circulars, which would be effective from January 1, 2012, stipulated that certain services, subject to the pilot programs, shall be subject to VAT instead of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued Circular 71 which further extended areas subject to the pilot program to eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT, Shanghai Jiucheng Advertisement and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT and Shanghai Jiucheng Advertisement and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their Input VAT. Certain services provided by Shanghai The9 Education Software Technology Co., Ltd. and other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 34% and state income tax at a rate of 0.48%, respectively.

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

Consolidation of Variable Interest Entities, or VIEs

PRC laws and regulations, including the GAPP Circular, currently prohibit or restrict foreign ownership of Internet-related businesses. We believe, consistent with the view of our PRC legal counsel, that our current structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular. Specifically, we operate our business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WOFE, and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIEs. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIEs is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIEs that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT might preclude us from consolidating Shanghai IT in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Revenue Recognition

Online Game Services

We earn revenue from provision of online game operation services to players on our game servers and third party platform and overseas licensing of the online game to other operators. We recognize revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.

Online game services to players on our game server

We generate revenue primarily from the sale of our prepaid game cards and prepaid online points for our online game services products to distributors who in turn ultimately sell them to players. We also sell the points directly to players via certain online payment platforms.

We utilize a virtual item/service consumption model to recognize revenue. Under this model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may purchase game points to acquire in-game premium features. The distribution of points to players is typically made through sales of prepaid game cards and prepaid online points. Fees for prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the estimated life of the premium features or as the premium features are consumed.

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

Online game services over third party platform

Certain social games, TV games, certain web games and certain MMOGS, have adopted the virtual item / service consumption model, and are launched on the third party game platforms and telecom carriers. Revenue from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as we do not set the pricing of the in-game currency of the third party game platforms.

Revenue from TV games operated through telecom carriers and certain MMOGS operated on the third party game platforms are recognized upon consumption of the in-game premium features based on the gross amount paid, as we are the primary obligor of the games operation. The remittance to the telecom carrier and third party game platforms is recognized as costs of revenue when incurred.

Licensing revenue

We license our proprietary online games to other game operators and receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the overseas market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other Revenues

Other revenues include those generated from training and advertisement.

Training and advertisement

Training and advertisement revenue include revenues generated from providing technical training to college students on mobile application programming and advertising services on our mobile advertising platform. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2012, 2013 and 2014, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2012, 2013 and 2014, we did not have any material interest and penalties associated with tax positions.

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

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2012, 2013 and 2014, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2012, 2013 and 2014.

Share-Based Compensation. Under our Amended 2004 Stock Option Plan, we granted a total of 355,000 options to our employees and directors in 2013. We did not grant any options under the Amended 2004 Stock Option Plan in 2012 or 2014.

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

Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black-Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2010 and 2011. Expected volatilities are based on historical volatilities of our ordinary shares. Risk-free interest rate is based on U.S. government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.

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

Share-based compensation expenses of RMB37.4 million, RMB29.2 million and RMB3.7 million (US$0.6 million) were recognized for the years ended December 31, 2012, 2013 and 2014, respectively, for options and warrants granted to our company’s and its subsidiaries’ employees and directors, including incremental compensation cost due to the modification of option exercise price in April 2013.

Impairment Loss of Equity Investment. We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of equity investment are higher than related fair value and that this decline is other-than-temporary, the carrying value of the equity investment is adjusted downward to reflect these declines in value. Impairment loss relating to investment in an equity investee of RMB3.2 million, RMB41.7 million and nil was recognized in 2012, 2013 and 2014, respectively.

Impairment on Equipment, Intangible Assets, Other Assets and Allowance on Long-term Receivable. We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to equipment amounting to nil, RMB1.9 million and nil were recognized in 2012, 2013 and 2014, respectively. Impairment charges relating to intangible assets and other assets amounting to RMB0.6 million, RMB3.8 million and RMB3.6 million (US$0.6 million) were recognized in 2012, 2013 and 2014, respectively. Impairment charges relating to other long-lived assets amounting to nil, RMB11.8 million and nil were recognized in 2012, 2013 and 2014, respectively. We determine the allowances on long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, we reverse the allowance. We provided allowance on long-term receivables amounting to nil and RMB17.9 million in 2012 and 2013, respectively, while in 2014 we reversed the allowance on long-term receivables amounting to RMB17.9 million (US$2.9 million).

Refund of WoW Game Points. As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$27.4 million) as of December 31, 2014.

Redeemable Non-controlling Interests Redeemable non-controlling interests are equity interests of our consolidated subsidiary not attribute to us that have redemption features that are not solely within our control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable non-controlling interests adjusted for cumulative earning allocations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB and International Accounting Standards Board, or IASB, issued their converged standard on revenue recognition. The objective of the revenue standard Accounting Standards Update 2014-09, or ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and we are in the process of evaluating the impact of the standard on our consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. We are assessing the effect of adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	157,390,602	95,131,347	55,417,700	8,931,712
Other revenues	6,190,562	11,495,630	9,421,865	1,518,529
Sales taxes	(9,147,349)	(1,850,908)	(562,674)	(90,687)
Net revenues	154,433,815	104,776,069	64,276,891	10,359,554
Cost of revenue	(69,415,631)	(107,803,360)	(85,782,569)	(13,825,640)
Gross profit (loss)	85,018,184	(3,027,291)	(21,505,678)	(3,466,086)
Operating expenses:
Product development	(301,471,091)	(213,243,567)	(156,253,036)	(25,183,418)
Sales and marketing	(187,011,621)	(116,672,411)	(51,758,100)	(8,341,891)
General and administrative	(170,382,896)	(161,958,423)	(111,157,250)	(17,915,298)
Impairment on equipment, intangible assets, other assets and allowance (reversal of allowance) of long-term receivable	(569,139)	(35,466,122)	14,371,918	2,316,333
Loss on termination of R&D VIE arrangements	(18,093,999)	—	—	—
Gain on disposal of subsidiaries	—	—	165,392,382	26,656,413
Total operating expenses	(677,528,746)	(527,340,523)	(139,404,086)	(22,467,861)
Other operating income	120,000	120,000	75,000	12,088
Loss from operations	(592,390,562)	(530,247,814)	(160,834,764)	(25,921,859)
Impairment on available-for-sale investment	—	(6,268,900)	—	—
Investment income from cost method investment	—	—	1,142,353	184,114
Interest income, net	21,785,899	8,376,355	3,414,559	550,327
Other income (expenses), net	4,643,937	9,301,565	(2,105,478)	(339,341)
Income tax expenses	—	—	—	—

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(565,960,726)	(518,838,794)	(158,383,330)	(25,526,759)
Gain on disposal of equity investee and available-for-sale investment	15,725,792	—	33,153,452	5,343,366
Impairment loss on investments	(3,243,744)	(41,701,985)	—	—
Share of loss in equity investments	(6,347,447)	(2,375,826)	(3,712,530)	(598,351)
Net loss	(559,826,125)	(562,916,605)	(128,942,408)	(20,781,744)
Net loss attributable to noncontrolling interest	(45,824,033)	(36,655,033)	(21,443,321)	(3,456,036)
Net loss attributable to redeemable noncontrolling interest	—	—	(20,876,617)	(3,364,700)
Net loss attributable to The9 Limited	(514,002,092)	(526,261,572)	(86,622,470)	(13,961,008)
Accretion on redeemable noncontrolling interest	—	—	21,076,744	3,396,955
Net loss attributable to holders of ordinary shares	(514,002,092)	(526,261,572)	(107,699,214)	(17,357,963)

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2046 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

We incurred a net loss of RMB559.8 million, RMB562.9 million and RMB128.9 million (US$20.8 million) in the years ended December 31, 2012, 2013 and 2014, respectively. In addition, our cash and cash equivalents decreased from RMB554.3 million as of December 31, 2012 to RMB157.0 million as of December 31, 2013, primarily due to the cash outflows from operating activities associated with the product development and sales and marketing efforts for our new games. Our cash and cash equivalents increased to RMB181.5 million (US$29.2 million) as of December 31, 2014, primarily due to the net proceeds of RMB151.0 million (US$24.3 million) from the disposal of Huopu Cloud and the proceeds of RMB118.3 million from the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5, partially offset by the continued net cash outflows from operating activities associated with the product development and sales and marketing efforts. We recorded negative operating cash flow of RMB489.2 million, RMB357.6 million and RMB269.1 million (US$43.4 million) in the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, we recorded net current assets of RMB346.9 million, net current liabilities of RMB112.0 million, and net current liabilities of RMB40.7 million (US$6.6 million), respectively. Our net current liabilities positions as of December 31, 2013 and 2014 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. The decrease of the net current liabilities value as of December 31, 2014 as compared to December 31, 2013 was primarily due to the increase in cash and cash equivalents relating to our disposal of Huopu Cloud and the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5. We cannot assure you that our cash and cash equivalents and net current liabilities position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future, which may have a material and adverse effect on our business, prospects, liquidity, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future and may not return to profitability.”

Year 2014 Compared to Year 2013

Revenues. Our revenues decreased by 39.2%, from RMB106.6 million in 2013 to RMB64.8 million (US$10.5 million) in 2014, primarily due to a decrease in revenue from our online game services.

Online Game Services. Our revenues from our online game services decreased by 41.7%, from RMB95.1 million in 2013 to RMB55.4 million (US$8.9 million) in 2014. The decrease was primarily due to a decrease in revenues from PC online games which decreased from RMB67.1 million in 2013 to RMB33.5 million (US$5.4 million) in 2014. Such decrease was primarily due to the net effect of (i) the increase of our average quarterly revenue per paying user from RMB228 in 2013 to RMB254 (US$40.9) in 2014, and (ii) the decrease in average quarterly paying users which was in line with the decrease in average quarterly active users from 2,095,890 in 2013 to 983,805 in 2014.

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

Our revenues from TV games decreased from RMB21.6 million in 2013 to RMB19.2 million (US$3.1 million) in 2014. This decrease was primarily due to a decrease in the number of average quarterly paying users from 211,880 in 2013 to 132,116 in 2014, partially offset by an increase in our average quarterly revenue per paying user from RMB25 in 2013 to RMB37 (US$6.0). Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services decreased by 18.0% from RMB11.5 million in 2013 to RMB9.4 million (US$1.5 million) in 2014. The decrease is mainly due to a decrease in revenue from our mobile advertising platform Juzi caused by intense market competition.

Cost of Revenue. Cost of revenue decreased by 20.4% from RMB107.8 million in 2013 to RMB85.8 million (US$13.8 million) in 2014. The decrease was primarily driven by a decrease of the rental cost in connection with the Internet data center, which is in line with revenue decrease, and a decrease in employee salary and welfares as we continued to reduce the headcounts in our customer service department in 2014 as part of our cost saving efforts. In addition, while we recorded impairment cost of royalty fee for Planetside 2 due to the lower-than-expected revenue generated in 2013.

Operating Expenses. Operating expenses decreased by 73.6% from RMB527.3 million in 2013 to RMB139.4 million (US$22.5 million) in 2014.

Product Development Expenses. Product development expenses decreased by 26.7% from RMB213.2 million in 2013 to RMB156.3 million (US$25.2 million) in 2014. The decrease was primarily due to the decrease of research and development staff cost and development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 55.6% from RMB116.7 million in 2013 to RMB51.8 million (US$8.3 million) in 2014. The decrease in sales and marketing expenses primarily reflected less expenses incurred for launching Firefall in North America and Europe in 2014 compared to those incurred for launching Planetside 2 in 2013.

General and Administrative Expenses. General and administrative expenses decreased by 31.4% from RMB162.0 million in 2013 to RMB111.2 million (US$17.9 million) in 2014, primarily due to a decrease in share based compensation and professional services fees.

Impairment on Equipment, Intangible Assets, Other Assets and Allowance (Reversal of Allowance) of Long-term Receivable. Impairment charges relate to the impairment on certain equipment, intangible assets and other assets and amounted to RMB17.5 million and RMB3.6 million (US$0.6 million) in 2013 and 2014, respectively. In addition, we recorded allowance on long-term receivable of RMB17.9 million in 2013. We reversed the provision of RMB17.9 million (US$2.9 million) for the year ended December 31, 2014. The allowance on long-term receivable in 2013 was primarily due to certain prepayments made to an equipment supplier. In 2014, we reversed all such allowance as we reevaluated the collectability of the receivables and determined the payments can be collected. We collected the amount in full in 2015.

Gain on Disposal of Subsidiaries. We recorded a gain on disposal of subsidiaries disposal of RMB165.4 million (US$26.7 million) in 2014 in connection with disposal of Huopu Cloud and Kai Yue. We did not record any gain on disposal of subsidiaries in 2013.

Other Operating Income. We recorded rental income of RMB120,000 and RMB75,000 (US$12,088) in 2013 and 2014, respectively, as other operating income.

Impairment on Available-for-Sale Investment. In 2014, we did not incur any impairment loss on available-for-sale investment. We had RMB6.3 million of impairment loss on available-for-sale investment in 2013.

Investment Income from Cost Method Investment. Our investment income from cost method investment was RMB1.1 million (US$184,114) in 2014. We did not have investment income from cost method investment in 2013.

Interest Income, Net. Net interest income decreased by 59.2% from RMB8.4 million in 2013 to RMB3.4 million (US$0.6 million) in 2014, mainly due to the decrease in cash balance during the first half year of 2014.

Other Income (Expenses), Net. Other expenses were RMB2.1 million (US$0.3 million) in 2014, which mainly reflected exchange loss, partially offset by the government subsidy we received. Other income was RMB9.3 million in 2013, which mainly reflected a refund of game license fee, exchange gains and a government subsidy.

Gain on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB33.2 million (US$5.3 million) in 2014 in connection with the disposal of Beijing Linkage, Tandem Fund II, L.P., or Tandem Fund, and Youjia Group Limited, or Youjia. We did not record any gain on investment disposal in 2013.

Impairment Loss on Investments. In 2014, we did not incur any impairment loss on investment. We had RMB41.7 million of impairment loss on investment in 2013 in connection with our investments in several early-stage mobile game and application development companies in the United States and China.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB107.7 million (US$17.4 million) in 2014, compared to the net loss of RMB526.3 million in 2013.

Year 2013 Compared to Year 2012

Revenues. Our revenues decreased by 34.8%, from RMB163.6 million in 2012 to RMB106.6 million in 2013, primarily due to a decrease in revenue from our online game services, partially offset by an increase in revenue from our smart phone advertising platform business.

Online Game Services. Our revenues from our online game services decreased by 39.6%, from RMB157.4 million in 2012 to RMB95.1 million in 2013. The decrease was primarily due to a decrease in revenues from PC online games which decreased from RMB131.0 million in 2012 to RMB67.1 million in 2013. The decrease was also due to a combination of decreases in (i) our average quarterly revenue per paying user, from RMB299 in 2012 to RMB228 in 2013 and (ii) our number of average quarterly paying users, from 102,293 in 2012 to 90,955 in 2013. The decrease in average quarterly paying users was in line with the decrease in average quarterly active users from 2,282,863 in 2012 to 2,095,890 in 2013. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our business, prospects, liquidity, financial condition and results of operations.

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

Our revenues from TV games increased from RMB18.5 million in 2012 to RMB21.6 million in 2013. This increase was primarily due to an increase in the number of average quarterly paying users from 157,968 in 2012 to 211,880 in 2013, due to continuous expansion in our TV game platform and more games launched in 2013, partially offset by a decrease in our average quarterly revenue per paying user from RMB30 in 2012 to RMB25 in 2013. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services increased by 85.7% from RMB6.2 million in 2012 to RMB11.5 million in 2013. The increase is mainly due to the increase in our revenue from our mobile advertising platform, Juzi, and our training services.

Cost of Revenue. Cost of revenue increased by 55.3% from RMB69.4 million in 2012 to RMB107.8 million in 2013. The increase was primarily driven by an increase in the impairment cost of royalty fee for Planetside 2, which we prepaid in previous years and recorded an impairment cost in 2013 due to the lower-than-expected revenue generated in the year, an increase in Internet data center, rental relating to Firefall’s limited beta testing in the U.S. and Europe, and an increase in the amortization cost of license fees relating to Firefall’s beta testing, partially offset by a decrease in employee salary and welfares as we reduced the headcounts in our customer service department in 2013.

Operating Expenses. Operating expenses decreased by 22.2% from RMB677.5 million in 2012 to RMB527.3 million in 2013. The decrease was primarily attributable to a decrease in product development expenses and a decreased in sales and marketing expenses.

Product Development Expenses. Product development expenses decreased by 29.3% from RMB301.5 million in 2012 to RMB213.2 million in 2013. The decrease was primarily due to our disposal of certain research and development entities due to lower-than-expected performances in the third quarter of 2012, which impacted the product development expenses for the whole year of 2013 and also reduced our product development headcount, as well as a decrease in game development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 37.6% from RMB187.0 million in 2012 to RMB116.7 million in 2013. The decrease in sales and marketing expenses was primarily attributable to the decrease in the marketing expenses of ShenXianZhuan and various endorsement fees.

General and Administrative Expenses. General and administrative expenses decreased by 4.9% from RMB170.4 million in 2012 to RMB162.0 million in 2013, primarily due to a decrease in share based compensation, employee salary and meeting and travelling expenses in line with our revenue decrease, partially offset by an increase in the audit and legal services fees.

Impairment on Equipment, Intangible Assets, Other Assets and Allowance of Long-term Receivable. Impairment charges relate to the impairment on certain equipment, intangible assets and other assets and amounted to RMB0.6 million and RMB17.5 million for 2012 and 2013, respectively. In addition, we recorded allowance on long-term receivable of nil and RMB17.9 million for the year ended December 31, 2012 and 2013, respectively. The allowance on long-term receivable in 2013 was primarily due to certain prepayments made to an equipment supplier.

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

Other Operating Income. We recorded rental income of RMB120,000 and RMB120,000 in 2012 and 2013, respectively, as other operating income.

Impairment on Available-for-Sale Investment. We recorded an impairment on available-for-sale investment of RMB6.3 million, mainly related to the full impairment provision made on our investment in Youjia Group Limited, a mobile social application development company based in China, that we invested in November 2011.

Interest Income. Net interest income decreased by 61.6% from RMB21.8 million in 2012 to RMB8.4 million in 2013, mainly due to the decrease in our cash balance.

Other Income (Expenses), Net. Other income was RMB9.3 million in 2013, which mainly reflected a refund of game license fee, an exchange gain and a government subsidy. Other income was RMB4.6 million in 2012, which mainly reflected an exchange gain.

Gain on Disposal of Equity Investee and Available-for-Sale Investment. We did not record any gain on investment disposal in 2013. We recorded a gain on investment disposal of RMB15.7 million in 2012 in connection with the disposal of our investments in OpenFeint Inc, or OpenFeint, in 2011.

Impairment Loss on Investment. Impairment loss on investment amounted to RMB3.2 million in 2012. In 2013, impairment loss on investment amounted to RMB41.7 million in connection with our investments in several early-stage mobile game and application development companies in the U.S. and China, including Beijing Linkage and CrowdStar Inc., or Crowdstar. We recorded an impairment loss of RMB21.0 million in connection with our investment in Crowdstar because CrowdStar issued equity to certain unrelated third party at a price lower than our original investment price. See Note 8 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the impairment loss of Crowdstar.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB526.3 million in 2013, compared to the net loss of RMB514.0 million in 2012.

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

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information —D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2014, such restricted portion was RMB23.7 million (US$3.8 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2013 and 2014, as reflected on our statutory accounts, including registered capital and statutory reserves, was approximately RMB67.0 million and RMB75.6 million (US$12.2 million) higher than the amount determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We financed our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2012, 2013 and 2014, we had RMB554.3 million, RMB157.0 million and RMB181.5 million (US$29.2 million), respectively, in cash and cash equivalents. The increase in the cash and cash equivalents from 2013 to 2014 was primarily due to the net effect of cash consideration received from the disposal of Huopu Cloud and the proceeds from the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5 and the net cash outflow from operating activities for product development and sales and marketing.

Our directors believe that we have sufficient financial resources as of December 31, 2014 to meet our operating cash flow requirements and to enable our company to meet its obligations and to pay off liabilities as and when they fall due for the coming twelve months. We have launched Firefall in North America and Europe in 2014 and are currently preparing for the launch of Firefall in China in the second half of 2015. We also plan to launch several mobile games in 2015. In addition, we have the ability to manage our working capital by obtaining external debt financing and controlling the level of discretionary spending on product development and sales and marketing. We did not have any outstanding balance of bank or other borrowings as of December 31, 2012, 2013 and 2014. In February 2015, Shanghai IT, our affiliated PRC entity, obtained a commitment letter from China Merchants Bank for a credit facility of RMB200 million with a term of one year which may be used for our proprietary game Firefall. As of the date of this annual report, we have not made any drawn-down under this credit facility. We may consider drawing down such facility if we require additional working capital in the future.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(489,190)	(357,570)	(269,098)	(43,371)
Net cash (used in)/provided by investing activities	(22,173)	(2,932)	197,752	31,872
Net cash (used in)/provided by financing activities	(7,084)	(38,689)	100,222	16,153
Effect of foreign exchange rate changes on cash	1,000	1,899	(4,381)	(706)
Net (decrease)/increase in cash and cash equivalents	(517,447)	(397,292)	24,495	3,948
Cash and cash equivalents at beginning of year	1,071,726	554,279	156,987	25,302
Cash and cash equivalents at end of year	554,279	156,987	181,482	29,250

Operating Activities

Net cash used in operating activities was RMB269.1 million (US$43.4 million) in 2014, compared to RMB357.6 million in 2013 and RMB489.2 million in 2012. The decrease of net cash used in operating activities from 2013 to 2014 and from 2012 to 2013 were mainly due to a decrease in cash outflow associated with product development and sales and marketing expenses. In particular, the net cash used in operating activities in 2014 primarily reflected a net loss of RMB128.9 million (US$20.8 million) in 2014 and the gain on disposal of subsidiary of RMB165.4 million (US$26.7 million), partially offset by the adjustments for amortization of intangible assets of RMB28.9 million (US$4.7 million) and depreciation and amortization of property, equipment and software of RMB15.7 million (US$2.5 million). The net cash used in 2013 primarily reflected a net loss of RMB562.9 million, partially offset by an adjustment for impairment loss on other long-lived assets of RMB29.7 million, an adjustment for impairment loss on investments of RMB41.7 million, and an adjustment for a stock-based compensation expenses of RMB29.2 million. The net cash used in operating activities in 2012 primarily reflected a net loss of RMB559.8 million in 2012, partially offset by the adjustments for a stock-based compensation expenses of RMB37.4 million.

Investing Activities

Net cash provided by investing activities was RMB197.8 million (US$31.9 million) in 2014. Net cash used in investing activities was RMB2.9 million in 2013 and RMB22.2 million in 2012. The net cash received in investing activities in 2014 primarily included, among other things, (i) proceeds from disposal of subsidiaries of RMB163.7 million (US$26.4 million) relating to Huopu Cloud and Kai Yue, (ii) proceeds from disposal of equity investees of RMB25.0 million (US$4.0 million) and proceeds from disposal of available-for-sale investment of RMB6.3 million (US$1.0 million), relating to Beijing Linkage, Tandem Fund and Youjia, (iii) proceeds from refund of upfront license fees and upfront property, equipment and software purchase payment of RMB4.0 million (US$0.6 million), partially offset by the cash used for capital expenditures including purchase of property, equipment and software of RMB4.3 million (US$0.7 million).

The net cash used in investing activities in 2013 primarily included, among other things, purchase of property, equipment and software of RMB7.1 million, and cash paid to acquire equity investees and available-for-sale investments of RMB9.2 million relating to ZTE9 and Tandem Fund, partially offset by proceeds from refund of our investment in G10 Entertainment Corporation, a Korean online game developer and operator, of RMB7.3 million and our investments relating to the sale of OpenFeint of RMB5.5 million.

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

Financing Activities

Net cash provided by financing activities in 2014 was RMB100.2 million (US$16.2 million), primarily attributable to issuance of redeemable noncontrolling interest relating to the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5 of RMB118.3 million (US$19.1 million). Net cash used in financing activities in 2013 was RMB38.7 million, primarily attributable to cash used to repurchase our ADSs in the amount of RMB29.0 million, partially offset by cash generated from stock option exercises in the amount of RMB4.3 million. Net cash used in financing activities in 2012 was RMB7.1 million, primarily attributable to payment for accounts payable related to the purchase of intangible assets.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, has determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$27.4 million) as of December 31, 2014.

We have engaged an agent to facilitate the refund to the game point card holders and game point distributors. As of December 31, 2014, the balance of the advance payment to the agent was RMB17.2 million (US$2.8 million). In February 2012, we entered into an agreement with the agent pursuant to which the agent will ensure a refund of the remaining advance to us in five installments in five years. We received the first installment of RMB8.6 million in February 2012, the second installment of RMB8.6 million in March 2013, the third installment of RMB8.6 million in December 2014, the fourth installment of RMB8.6 million (US$1.4 million) was received in March 2015.

Capital Expenditures

We incurred capital expenditures of RMB46.5 million, RMB21.6 million and RMB19.7 million (US$3.2 million) in 2012, 2013 and 2014, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. Our research and development expenses were RMB301.5 million, RMB213.2 million and RMB156.3 million (US$25.2 million) in 2012, 2013 and 2014, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. The following table sets forth our commitments under operating leases as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB)
Operating Lease Obligations	36,420,602	6,321,152	6,241,753	18,671,241	5,186,456
Capital Obligations (1)	—	—	—	—	—

(1)	In July 2014, we entered into an agreement to form a joint venture with Qihoo 360, under which Qihoo 360 and we will each own 50% equity interest in the joint venture and share profits based on each party’s equity interest in the joint venture. The joint venture, System Link, was formed in August 2014. According to the terms of the joint venture agreement, we paid US$6.0 million in cash to System Link as our initial capital contribution in January 2015, and we are obligated to further contribute an additional US$4.0 million in cash to System Link when its board of directors calls for such contribution within two years of the establishment of System Link.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to successfully launch and operate additional games in China and overseas;

•	our ability to develop, license or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with game distributors and online game developers, including our existing licensors;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers(1)	Age	Position/Title
Jun Zhu	48	Chairman of the Board and Chief Executive Officer
Cheung Kin Au-Yeung	66	Director
Davin Alexander Mackenzie(2)(3)	54	Independent Director
Chao Y. Wang(2)(3)	50	Independent Director
Ka Keung Yeung(2)(3)	55	Independent Director
George Lai	37	Chief Finance Officer
Chris Shen	46	Vice President

(1)	Yong Wang, our former vice president, resigned in August of 2014.
(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.

Each of our officers will hold office until such officer’s successor is duly elected and qualified, or until such officer’s death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company. For the terms of our directors, see “—C. Board Practices —Terms of Directors.”

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

Chao Y. Wang has served as our independent director since December 2004. Mr. Wang is the founding partner and chief executive officer of ChinaEquity Group, a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China. Before founding ChinaEquity in 1999, Mr. Wang spent twelve years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and the China Development Bank. During that time, he served as the head of Morgan Stanley’s Beijing operations for three years. Mr. Wang presently serves on the board of directors of several companies including Origo Sino-India Plc and Rising Tech Co. Mr. Wang holds a bachelor’s degree from Huazhong University of Science and Technology and an MBA degree from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

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

B.	Compensation

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation paid to our executive officers was approximately RMB6.6 million (US$1.1 million). We paid a total of RMB1.2 million (US$0.2 million) in cash to our non-executive directors for their services in 2014. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. In May 2011, our Board of Directors granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares, 40,000 ordinary shares and 40,000 ordinary shares were vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

We recorded share-based compensation of RMB1.9 million, RMB0.4 million and nil with respect to our directors and officers for the year ended December 31, 2012, 2013 and 2014, respectively.

Share Incentive Plan

Amended 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved an Amended 2004 Stock Option Plan in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. As of February 28, 2015, we reserved 6,449,614 shares under the 2004 option plan, of which 3,061,191 ordinary shares were outstanding. On April 22, 2013, our board of directors approved an adjustment to the exercise price of options to purchase 2,829,941 shares previously granted from 2008 to 2011 under our Amended 2004 Stock Option Plan to establish a new exercise price for such share options at US$2.41 per ADS, which was the closing price of our ADSs as of April 22, 2013. The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under our Amended 2004 Stock Option Plan as of February 28, 2015 and that remained outstanding.

	Total Number of Ordinary Shares Underlying Options Outstanding†	Exercise Price Range (in US$)	Expiration date
Jun Zhu	1,600,000	2.41	August 27, 2015
Chris Shen	*	2.41	August 27, 2015 – December 11, 2015
Chao Y. Wang	*	2.41	August 27, 2015 – April 22, 2018
Ka Keung Yeung	*	2.41	August 27, 2015 – April 22, 2018
Davin Alexander Mackenzie	*	2.41	August 27, 2015 – April 22, 2018
Cheung Kin Au-Yeung	*	2.41	August 27, 2015 – April 22, 2018
George Lai	317,900	2.41	August 27, 2015 – April 22, 2018
All Directors and Senior Executive Officers as a Group†	2,457,900	2.41	August 27, 2015 – April 22, 2018
Other Individuals as a Group (other than those listed above)	603,291	2.41	August 27, 2015 – April 22, 2018

†	Excluding 2,644,411 options forfeited and 1,450,971 options exercised as of February 28, 2015 pursuant to the terms of our Amended 2004 Stock Option Plan.
*	The options held by each of these directors and officers represent less than 1% of our total outstanding shares.

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

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Messrs. Chao Y. Wang, Davin A. Mackenzie and Ka Keung Yeung, were re-elected at our 2012 annual general meeting and each of them is serving a three-year term until the 2015 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. The other two non-independent directors, namely Messrs. Jun Zhu and Cheung Kin Au-Yeung, were re-elected at our 2013 annual general meeting and each of them is serving a three-year term until the 2016 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

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

As of December 31, 2014, we had 498 employees, among which 328 were based in China, including 62 in management and administration, 38 in our customer service centers, 82 in game operations, sales and marketing, and 146 in product development, including supplier management personnel and technical support personnel, 167 were based in the United States and three were based in other regions. We had 695 and 611 employees as of December 31, 2012 and 2013, respectively. The decrease in the number of employees as of December 31, 2014 as compared to that of December 31, 2013 was primarily due to our disposal of Huopu Cloud. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 28, 2015, there were 28,783,929 ordinary shares outstanding, including 5,582,328 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2015 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	7,787,834	27.1%
Cheung Kin Au-Yeung	*	*
Davin Alexander Mackenzie	*	*
Chao Y. Wang	*	*
Ka Keung Yeung	*	*
George Lai	*	*
Chris Shen	*	*
All Directors and Senior Executive Officers as a Group(4)	8,669,066	30.1%
Principal Shareholders:
Incsight Limited(5)	6,187,834	21.5%
Bosma Limited(6)	4,612,522	16.0%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 28,783,929 ordinary shares outstanding as of February 28, 2015, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2015.
(3)	Consists of (i) 6,187,834 ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Mr. Zhu, as jointly reported by Incsight Limited and Jun Zhu and (ii) options to purchase 1,600,000 shares held by Mr. Zhu as of February 28, 2015. The business address for Mr. Zhu is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(4)	Includes ordinary shares, ordinary shares issuable upon exercise of options and restricted shares, held by all of our directors and executive officers as a group.
(5)	Ordinary shares held by Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, our chairman and chief executive officer, as jointly reported by Incsight Limited and Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(6)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of The9 Limited held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.

As of February 28, 2015, approximately 65.9 % of the issued and outstanding shares were held by the record shareholders in the United States, including 18,971,530 ADSs, representing 18,971,530 ordinary shares, held by the Bank of New York Mellon, our ADS depositary.

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

Arrangements with Affiliated PRC Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP, Internet culture operation, Internet publishing businesses and advertising in China, which include online game operations. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT. Shanghai IT holds the requisite licenses and approvals for conducting ICP, Internet culture operation and Internet publishing businesses in China. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Zhimin Lin, who acquired his equity interests in Shanghai IT from Yong Wang in April 2014. Shanghai Jiucheng Advertisement, which is wholly-owned by Shanghai IT, holds the requisite business license for an advertising entity in China.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and Shanghai Jiucheng Advertisement and their respective shareholders, we are able to direct and control the operation and management of Shanghai IT and Shanghai Jiucheng Advertisement. We believe that the individual shareholders of Shanghai IT and Shanghai Jiucheng Advertisement will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited.

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

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays service fees to us based on their actual operating results at a service fee equal to 90% of all operating profit generated by Shanghai IT. We are the exclusive provider of these services to Shanghai IT. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement does not have specific clauses on renewal but does have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights we maintain over Shanghai IT, through the terms of the other agreement noted above, we are able to unilaterally renew, extend or amend the service agreement at our discretion.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a Shareholder Voting Proxy Agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third parties designate by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion. We have also entered into a similar agreement with the shareholder of Shanghai Jiucheng Advertisement.

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then- applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable PRC laws. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar call option agreement.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Pursuant to the terms of this loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of The9 Computer or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loan shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. Currently, Zhimin Lin and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement. We and the shareholder of Shanghai Jiucheng Advertisement have entered into a similar loan agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without our prior written consent, may the shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, The9 Computer, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach. A similar equity pledge agreement was also entered into by and between us and the individual shareholder of Shanghai Jiucheng Advertisement.

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

In late 2012, due to the weaker than expected performance of the game developed by Fire Rain, we decided to restructure our investments in, and terminate certain contractual arrangements with, Fire Rain, which resulted in the return of the game license and the cessation of providing additional financial support to Fire Rain. The game operations will be controlled directly by Fire Rain prospectively. As a result of the restructuring and change in contractual arrangements, we no longer have the power to direct the activities that most significantly impact Fire Rain’s operations, and as such we ceased to be the primary beneficiary of Fire Rain. As a result, we deconsolidated Fire Rain on the date the restructuring and change in contractual arrangements happened. As of the date of deconsolidation, we retained a 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB17 million and a contractual right to receive 20% of the gross revenues generated by the game. The total loss on deconsolidation of Fire Rain was RMB12.4 million, of which RMB1.3 million relates to the loss from remeasurement of the 25% retained equity interest. See Note 4 to the consolidated financial statements included in this annual report on Form 20-F for more information regarding the deconsolidation of Fire Rain. From the date of deconsolidation to December 31, 2012 and during the year of 2013, we received RMB0.8 million and RMB2.2 million as the revenue sharing arrangement relating to Fire Rain game operation. As Fire Rain has become inactive since 2014, we no longer share revenue with Fire Rain.

Of the advancement of RMB17.0 million we made to Fire Rain, RMB4.5 million was repaid in January 2013. In addition, certain cash advances to Fire Rain were secured by the personal guarantee of the spouse of a third-party shareholder of Fire Rain. In April 2013, we agreed that such shareholder will transfer a 33.5% equity interest in Fire Rain to us and in return we will release the personal guarantee provided. In March 2014, another shareholder transferred a 4% equity interest in Fire Rain to us. After these share transfers and as of the date of this annual report, we own approximately 62.5% of the equity interest in Fire Rain.

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

In late 2012, due to its unsatisfactory testing result, we restructured the investments in and contractual arrangement with Wanyouyl through certain transactions. In particular, we terminated the product development and license agreement with Wanyouyl and sold our equity interest in Wanyouyl to a third party for a consideration of RMB3.0 million. We retained a contractual right to receive 20% of future revenues of Era Zero developed by Wanyouyl, subject to a cap of RMB10 million. We deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB5.7 million, which is recognized as loss on termination of R&D VIE arrangements for the year ended December 31, 2012. In 2013 and 2014, we received RMB2.6 million and nil, respectively, from the 20% revenue sharing arrangement for the game developed by Wanyouyl.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation —Share Incentive Plan—Amended 2004 Stock Option Plan.”

Investments or Agreements entered into with Affiliated Entities

In April 2012, we entered into a loan agreement with Beijing Linkage, our related party in which we own 45% equity interest. Pursuant to the loan agreement, we made a loan in the amount of RMB6.8 million to Beijing Linkage for it to make capital increase in its invested company. There was RMB5.3 million outstanding balance of such loan as of December 31, 2012. In March 2013, we entered into another loan agreement with Beijing Linkage, pursuant to which we made another loan in the amount of RMB4.5 million to Beijing Linkage for providing working capital to its invested company. Certain other shareholders of Beijing Linkage, namely Yong Lv, Qiang Zhang and Linzhen Cheng, have pledged their equity interests in Beijing Linkage for Beijing Linkage’s obligations under the aforesaid RMB4.5 million working capital loan. Total loan amounted to RMB9.8 million as of December 31, 2013, and was fully recorded in impairment due to Beijing Linkage’s doubtful ability of repayment, and was fully impaired in 2013 due to the concern on its recoverability. In November 2014, we sold all of our equity interests in Beijing Linkage to Qiang Zhang, one of its existing shareholders, for RMB14.0 million (US$2.3 million) cash receipt as consideration. In addition, Beijing Linkage agreed to repay the total outstanding loan of RMB9.8 million (US$1.6 million) to us. The RMB14 million (US$2.3 million) consideration and part of the loan repayment RMB5.3 million (US$0.9 million) were received in November 2014. The remaining amount of RMB4.5 million (US$0.7 million) was received in January 2015.

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As a result, as of December 31, 2014, we held 30.2% equity interest in ZTE9. For the year ended December 31, 2013 and 2014, net royalty charged by ZTE9 for providing game contents on IPTV to us was RMB6.0 million and RMB6.8 million (US$1.1 million), respectively. As of December 31, 2014, the outstanding balance due to ZTE9 was RMB6.3 million (US$1.0 million). In 2014, we lent RMB5.3 million (US$0.9 million) to ZTE9 to fund its operation. The loan was interest-free and will become due in June 2015. Total amount due from ZTE9 was RMB5.3 million (US$0.9 million) as of December 31, 2014.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In May 2011, Diego Maradona, a former Argentina soccer star, filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third-party company in China, alleging that the defendants used his name and image in a web and social game operated by us without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among others, that the defendants pay RMB20 million for his alleged losses. In June 2013, the Beijing No.1 People’s Intermediate Court issued a judgment against us for infringing the portraiture right of the plaintiff and required us to pay a total of RMB3 million as economic damages and other related fees to the plaintiff. We have appealed the case to the Beijing People’s Superior Court. A hearing was held by the court on December 26, 2013 and the court made a decision rejecting our appeal on April 10, 2014. We made a petition to the Supreme Court and the Supreme Court accepted our petition on July 14, 2014. The Supreme Court made a decision upholding the Beijing No. 1 Intermediate People’s Court decision on December 16, 2014. According to the judgment, we shall pay to the plaintiff an aggregate amount of RMB3 million (US$0.5 million) and any accrued interests thereof for late payment. In February 2015, we entered into a settlement agreement with the plaintiff to pay a total of RMB3.3 million (US$0.5 million) to settle the matter.

On December 30, 2014, Shanghai Anjiu Network Information Limited, or Shanghai Anjiu, filed a lawsuit in Shanghai Pudong People’s Court against Shanghai IT, claiming us for an advertisement fee of approximately RMB1.5 million (US$0.2 million) and a penalty of RMB82,000 (US$13,216) . Shanghai IT and Anjiu settled this case for paying a total of RMB1.4 million (US$0.2 million) to the plaintiff in January 2015.

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

	Sales Price
	High	Low
Annual High and Low
2010	8.66	3.70
2011	8.49	2.90
2012	7.98	2.71
2013	4.50	2.08
2014	4.22	1.52

Quarterly High and Low
First Quarter 2013	3.33	2.53
Second Quarter 2013	4.50	2.40
Third Quarter 2013	4.10	2.23
Fourth Quarter 2013	3.88	2.08
First Quarter 2014	3.20	2.09
Second Quarter 2014	2.83	2.10
Third Quarter 2014	4.22	2.27
Fourth Quarter 2014	2.51	1.52

Monthly High and Low
September 2014	3.20	2.48
October 2014	2.51	1.96
November 2014	2.20	1.93
December 2014	2.07	1.52
January 2015	1.71	1.30
February 2015	1.70	1.40
March 2015 (through March 24, 2015)	1.70	1.32

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Pursuant to the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of foreign invested enterprises, is typically permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts, articles of association, and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Administration Rules and added, among other things, an important provision, as Article 5 provides that the state shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans and security investment, is still subject to the approval of SAFE, in each such transaction.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our, income, assets and liabilities, although not free from doubt, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2014.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain Internal Revenue Service, or IRS, guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for U.S. federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be more likely to be treated as a PFIC for any taxable year.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock. Moreover, it is not clear whether gain recognized from the sale of stock (or an arrangement treated as ownership of stock for U.S. federal income tax purposes) in a 25% (by value) or greater owned subsidiary (or VIE) is characterized as passive or as if we had held and sold directly our proportionate share of our subsidiary’s (or VIE’s) assets. If it were determined, that we are not the owner of our VIEs for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for any taxable year.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Based on the market price of our ADSs and the value and composition of our assets and liabilities during the taxable year ended December 31, 2014, we believe we were a PFIC for such year.

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

If we are treated as a PFIC with respect to you for any taxable year. to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is likely that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2014. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2014). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2014 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

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

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations). However, if we are treated as a “resident enterprise” for PRC tax purposes and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effect of any applicable income tax treaties.

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

Interest Rate Risk

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

Foreign Exchange Risk

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

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2014, we had US$0.2 million reimbursement receivable for the year 2014, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because the company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, our management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer, controller, vice presidents and any other persons who perform similar functions for us. We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accounts LLP, our principal external auditors for the periods indicated below.

	2013	2014
	RMB	RMB	US$
Audit fees(1)	7,655,841	5,275,328	850,229
Audit-related fees(2)	—	—	—
Tax fees(3)	181,611	4,924	794
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

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

None.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of The Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt of The Registrant (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 Amendment No. 2 (file No. 333-120810) filed with the Securities and Exchange Commission on December 9, 2004)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of 2010 among The Registrant, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file No. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

4.1	Amended 2004 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Post-Effective Amendment No. 2 to our Registration Statement on Form S-8 (file No. 333-127700) filed with the Securities and Exchange Commission on December 16, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Document

4.5	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.6	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.7	Joint Venture Agreement, dated September 10, 2002, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file No. 000-53051) filed with the Securities and Exchange Commission on November 26, 2004)

4.8	Shareholders’ Agreement, dated April 16, 2004, by and among The Registrant, Object Software Limited and its shareholders party thereto (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.9	Memorandum of Agreement, dated November 9, 2004, between The Registrant and Object Software Limited (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file No. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.10	Translation of Shanghai Municipality Property Lease Commodity Housing Pre-lease Contract, dated May 17, 2005, between The9 Computer and Shanghai Zhangjiang Port of Microelectronics Co. Ltd., with respect to the premises where the Registrant’s principal executive offices are located (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.11	Addendum to Joint Venture Agreement, dated December 16, 2005, between Webzen Inc. and GameNow.net (Hong Kong) Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2006)

4.12	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.13	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.14	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.15	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.16	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Document

4.17	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.18	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.19	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.20	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

4.21*	Translation of Equity Transfer Agreement dated April 23, 2014 between Yong Wang and Zhimin Lin

4.22*	Translation of Equity Pledge Agreement dated April 22, 2014 between Zhimin Lin and The9 Computer with respect to Shanghai IT

4.23*	Translation of Exclusive Call Option Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer with respect to Shanghai IT

4.24*	Translation of Loan Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer

4.25*	Translation of Shareholder Voting Proxy Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT

4.26*	Translation of Novation Agreement dated April 22, 2014 among Yong Wang, Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101*†

Financial information of the registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Statements of Operations and Comprehensive Loss for the Years ended December 31, 2012, 2013 and 2014; (ii) Consolidated Balance Sheets as of December 31, 2013 and 2014; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Cash Flows for the Years ended December 31, 2012, 2013 and 2014; and (v) Notes to Consolidated Financial Statements for the Years ended December 31, 2012, 2013 and 2014.

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

Date: March 27, 2015

[Signature Page to 20-F]

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited, its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 27, 2015

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	157,390,602	95,131,347	55,417,700	8,931,712
Other revenues	6,190,562	11,495,630	9,421,865	1,518,529

	163,581,164	106,626,977	64,839,565	10,450,241
Sales taxes	(9,147,349)	(1,850,908)	(562,674)	(90,687)

Net revenues	154,433,815	104,776,069	64,276,891	10,359,554
Cost of revenue	(69,415,631)	(107,803,360)	(85,782,569)	(13,825,640)

Gross profit (loss)	85,018,184	(3,027,291)	(21,505,678)	(3,466,086)

Operating expenses:
Product development	(301,471,091)	(213,243,567)	(156,253,036)	(25,183,418)
Sales and marketing	(187,011,621)	(116,672,411)	(51,758,100)	(8,341,891)
General and administrative	(170,382,896)	(161,958,423)	(111,157,250)	(17,915,298)
Impairment on equipment, intangible assets, other assets and allowance(reversal of allowance) of long-term receivable	(569,139)	(35,466,122)	14,371,918	2,316,333
Loss on termination of R&D VIE arrangements	(18,093,999)	0	0	0
Gain on disposal of subsidiaries	0	0	165,392,382	26,656,413

Total operating expenses	(677,528,746)	(527,340,523)	(139,404,086)	(22,467,861)

Other operating income	120,000	120,000	75,000	12,088

Loss from operations	(592,390,562)	(530,247,814)	(160,834,764)	(25,921,859)
Impairment on available-for-sale investment	0	(6,268,900)	0	0
Investment income from cost method investment	0	0	1,142,353	184,114
Interest income, net	21,785,899	8,376,355	3,414,559	550,327
Other income (expenses), net	4,643,937	9,301,565	(2,105,478)	(339,341)

Loss before income tax expense, gain on investment disposal, impairment loss on investments and share of loss in equity investments	(565,960,726)	(518,838,794)	(158,383,330)	(25,526,759)
Income tax expense	0	0	0	0

Loss before gain on investment disposal, impairment loss on investments and share of loss in equity investments	(565,960,726)	(518,838,794)	(158,383,330)	(25,526,759)
Gain on disposal of equity investee and available-for-sale investment	15,725,792	0	33,153,452	5,343,366
Impairment loss on investments	(3,243,744)	(41,701,985)	0	0
Share of loss in equity investments	(6,347,447)	(2,375,826)	(3,712,530)	(598,351)

Net loss	(559,826,125)	(562,916,605)	(128,942,408)	(20,781,744)
Net loss attributable to noncontrolling interest	(45,824,033)	(36,655,033)	(21,443,321)	(3,456,036)
Net loss attributable to redeemable noncontrolling interest	0	0	(20,876,617)	(3,364,700)

Net loss attributable to The9 Limited	(514,002,092)	(526,261,572)	(86,622,470)	(13,961,008)
Accretion on redeemable noncontrolling interest	0	0	21,076,744	3,396,955

Net loss attributable to holders of ordinary shares	(514,002,092)	(526,261,572)	(107,699,214)	(17,357,963)

Net loss	(559,826,125)	(562,916,605)	(128,942,408)	(20,781,744)
Other comprehensive loss:
Unrealized loss on available-for-sale investment	(56,600)	(16,600)	0	0
Currency translation adjustments	(979,709)	(688,963)	(1,203,960)	(194,043)

Comprehensive loss	(560,862,434)	(563,622,168)	(130,146,368)	(20,975,787)
Comprehensive loss attributable to noncontrolling interest	(46,117,427)	(35,084,526)	(22,995,718)	(3,706,237)
Comprehensive loss attributable to redeemable noncontrolling interest	0	0	(20,876,617)	(3,364,700)

Comprehensive loss attributable to The9 Limited	(514,745,007)	(528,537,642)	(86,274,033)	(13,904,850)
Accretion on redeemable noncontrolling interest	0	0	21,076,744	3,396,955

Comprehensive loss attributable to holders of ordinary shares	(514,745,007)	(528,537,642)	(107,350,777)	(17,301,805)

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 3)
Net loss attributable to holders of ordinary shares per share
—Basic and diluted	(20.98)	(22.71)	(4.65)	(0.75)

Weighted average number of shares outstanding
—Basic and diluted	24,494,046	23,174,823	23,164,695	23,164,695

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	156,987,201	181,482,300	29,249,638
Accounts receivable, net of allowance for doubtful accounts of 2013: RMB404,711; 2014: RMB480,926	19,138,096	11,804,750	1,902,581
Advances to suppliers, net	4,525,549	733,339	118,193
Prepayments and other current assets, net	32,464,598	56,573,321	9,117,964
Prepaid royalties	4,878,579	0	0
Deferred costs	68,217	9,745	1,571
Amounts due from a related party		5,250,000	846,146

Total current assets	218,062,240	255,853,455	41,236,093
Restricted cash	700,000	0	0
Investments in equity investees	50,848,141	39,223,925	6,321,749
Available-for-sale investment	0	0	0
Property, equipment and software, net	50,439,400	36,346,230	5,857,949
Goodwill	9,710,854	9,746,054	1,570,779
Intangible assets, net	128,643,824	97,539,341	15,720,488
Land use right, net	72,194,206	70,273,296	11,325,999
Other long-lived assets, net	16,080,483	8,348,409	1,345,519

Total assets	546,679,148	517,330,710	83,378,576

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 29,038,215 and 15,458,464 as of December 31, 2013 and December 31, 2014 respectively)	69,376,348	40,213,660	6,481,266
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 521,977 and443,467 as of December 31, 2013 and December 31, 2014 respectively)	1,238,852	932,431	150,281
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 8,550,844 and 7,192,127 as of December 31, 2013 and December 31, 2014 respectively)	18,896,049	16,833,165	2,713,014
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of 7,886,222 and 6,304,956 as of December 31, 2013 and December 31, 2014 respectively)	4,799,753	6,304,956	1,016,174
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 9,566,329 and 4,990,959 as of December 31, 2013 and December 31, 2014 respectively)	20,113,256	20,434,962	3,293,518
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 169,998,682 as of both December 31, 2013 and December 31, 2014)	169,998,682	169,998,682	27,398,814
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to the Group of 22,798,639 and 26,346,672 as of December 31, 2013 and December 31, 2014 respectively)	45,669,488	41,872,851	6,748,679

Total current liabilities	330,092,428	296,590,707	47,801,746
Long-term accounts payables(including Long-term accounts payables of the consolidated VIEs without recourse to the Group of Nil as of both December 31, 2013 and December 31, 2014)	21,110,517	18,992,201	3,060,987
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of Nil as of both December 31, 2013 and December 31, 2014)	5,343,060	5,362,427	864,266

Total liabilities	356,546,005	320,945,335	51,726,999

Commitments and contingencies (Note 29)
Redeemable noncontrolling interest(Note 28)	0	131,497,104	21,193,486

EQUITY
The9 Limited shareholders’ equity
Ordinary shares (US$0.01 par value; 23,146,859 and 23,201,601 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	1,881,784	1,885,153	303,832
Additional paid-in capital	2,152,320,786	2,075,900,461	334,574,422
Statutory reserves	28,071,982	28,071,982	4,524,382
Accumulated other comprehensive loss	(8,987,041)	(8,638,604)	(1,392,290)
Accumulated deficit	(1,912,569,874)	(1,999,192,344)	(322,211,318)

The9 Limited shareholders’ equity	260,717,637	98,026,648	15,799,028
Noncontrolling interest	(70,584,494)	(33,138,377)	(5,340,937)

Total equity	190,133,143	64,888,271	10,458,091

Total liabilities, redeemable noncontrolling interest and equity	546,679,148	517,330,710	83,378,576

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	24,456,805	1,996,367	2,110,986,623	28,071,982	(5,968,056)	(872,306,210)	1,262,780,706	(10,949,537)	1,251,831,169
Net loss	0	0	0	0	0	(514,002,092)	(514,002,092)	(45,824,033)	(559,826,125)
Unrealized loss on available–for-sales investment	0	0	0	0	(56,600)	0	(56,600)	0	(56,600)
Currency translation adjustments	0	0	0	0	(686,315)	0	(686,315)	(293,394)	(979,709)

Comprehensive loss							(514,745,007)	(46,117,427)	(560,862,434)
Issuance of ordinary shares from stock option exercise	68,321	4,325	913,297	0	0	0	917,622	0	917,622
Repurchase and retirement of ADSs	(40,492)	(3,302)	(836,239)	0	0	0	(839,541)	0	(839,541)
Employee share based compensation	0	0	33,415,941	0	0	0	33,415,941	3,962,433	37,378,374
Change in equity interest attributable to noncontrolling interest	0	0	3,933,247	0	0	0	3,933,247	(3,933,247)	0
Termination of contractual arrangements with R&D VIEs	0	0	0	0	0	0	0	20,782,431	20,782,431
Issuance of shares by a subsidiary upon exercise of stock options	0	0	3,265	0	0	0	3,265	658	3,923
Balance as of December 31, 2012	24,484,634	1,997,390	2,148,416,134	28,071,982	(6,710,971)	(1,386,308,302)	785,466,233	(36,254,689)	749,211,544

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss	0	0	0	0	0	(526,261,572)	(526,261,572)	(36,655,033)	(562,916,605)
Unrealized loss on available –for-sales investment	0	0	0	0	(16,600)	0	(16,600)	0	(16,600)
Currency translation adjustments	0	0	0	0	(2,259,470)	0	(2,259,470)	1,570,507	(688,963)
Comprehensive loss							(528,537,642)	(35,084,526)	(563,622,168)
Issuance of ordinary shares from stock option exercise	330,533	20,309	4,284,138	0	0	0	4,304,447	0	4,304,447
Repurchase and retirement of ADSs	(1,668,308)	(135,915)	(28,894,784)	0	0	0	(29,030,699)	0	(29,030,699)
Employee share based compensation	0	0	25,417,173	0	0	0	25,417,173	3,820,243	29,237,416
Change in equity interest attributable to noncontrolling interest	0	0	3,072,133	0	0	0	3,072,133	(3,072,133)	0
Issuance of shares by a subsidiary upon exercise of stock options	0	0	25,992	0	0	0	25,992	6,611	32,603
Balance as of December 31, 2013	23,146,859	1,881,784	2,152,320,786	28,071,982	(8,987,041)	(1,912,569,874)	260,717,637	(70,584,494)	190,133,143

	The9 Limited shareholder’s equity
	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to The9 limited	Noncontrolling interest	Total Equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net loss attributable to the holders of ordinary share and noncontrolling interest	0	0	0	0	0	(86,622,470)	(86,622,470)	(21,443,321)	(108,065,791)
Currency translation adjustments	0	0	0	0	348,437	0	348,437	(1,552,397)	(1,203,960)
Comprehensive loss	0	0	0	0	0	0	(86,274,033)	(22,995,718)	(109,269,751)
Issuance of ordinary shares from stock option exercise	54,742	3,369	809,266	0	0	0	812,635	0	812,635
Accretion in redemption value of redeemable noncontrolling interest (Note 28 )	0	0	(21,076,744)	0	0	0	(21,076,744)	—	(21,076,744)
Change in equity interest attributable to noncontrolling interest	0	0	(42,692,211)	0	0	0	(42,692,211)	42,692,211	0
Equity contribution from noncontrolling interest of Red 5 (Note 5)	0	0	15,068,103	0	0	0	15,068,103	(15,068,103)	0
Conversion of loans due from Red 5 to equity (Note 5)	0	0	(31,784,850)	0	0	0	(31,784,850)	31,784,850	0
Employee share-based compensation	0	0	2,703,685	0	0	0	2,703,685	968,615	3,672,300
Issuance of shares of a subsidiary upon exercise of stock options	0	0	552,426	0	0	0	552,426	64,262	616,688
Balance as of December 31, 2014	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271
Balance as of December 31, 2014 (US$ except share data, Note 3)	23,201,601	303,832	334,574,422	4,524,382	(1,392,290)	(322,211,318)	15,799,028	(5,340,937)	10,458,091

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(559,826,125)	(562,916,605)	(128,942,408)	(20,781,744)
Adjustments for:
(Gain) loss on disposal of property, equipment and software	(140,163)	13,137	1,346,972	217,092
Gain on disposal of subsidiaries	0	0	(165,392,382)	(26,656,413)
Employee compensation charge relating to the issuance of redeemable noncontrolling interest	0	0	13,034,797	2,100,828
Impairment on intangible assets	569,139	3,825,243	0	0
Impairment on investments	3,243,744	41,701,985	0	0
Impairment on available-for-sales investment	0	6,268,900	0	0
Impairment on equipment	0	1,899,803	0	0
Impairment on other long-lived assets and allowance(reversal of allowance) of long-term receivables	0	29,741,076	(17,927,763)	(2,889,431)
Impairment on upfront prepaid royalties and deferred costs	865,340	13,096,101	0	0
Depreciation and amortization of property, equipment and software	20,266,129	19,035,455	15,665,588	2,524,834
Amortization of land use right	1,920,911	1,920,909	1,920,911	309,595
Amortization of intangible assets	10,662,892	23,015,765	28,854,483	4,650,499
Share of loss in equity investments	6,347,447	2,375,826	3,712,530	598,351
Investment income from cost method investment	0	0	(1,142,353)	(184,114)
Gain on disposal of investment in equity investee and available-for-sales investment	(15,725,792)	0	(33,153,452)	(5,343,366)
Allowance for doubtful accounts	26,834	377,877	76,246	12,289
Impairment on other assets	2,045,397	846,548	3,555,845	573,098
Loss on termination of R&D VIE arrangements	18,093,999	0	0	0
Exchange loss (gain)	(1,898,715)	(1,507,157)	3,086,602	497,470
Employee share-based compensation expense	37,378,374	29,237,416	3,672,300	591,867
Change in accounts receivable	(6,903,864)	(3,894,295)	7,257,096	1,169,632
Change in advance to suppliers	(151,783)	(3,277,573)	—	—
Change in prepayments and other current assets	(11,418,586)	23,085,521	(1,767,972)	(284,946)
Change in prepaid royalties	(165,712)	(453,785)	4,878,579	786,284
Change in deferred costs	1,002,138	(1,867,820)	58,472	9,424
Change in other long-lived assets	3,263,426	13,115,217	7,732,074	1,246,184
Change in accounts payable	(241,324)	8,665,354	(9,104,630)	(1,467,400)
Change in amounts due to related party	0	4,799,753	1,505,203	242,594
Change in other taxes payable	(2,996,695)	(2,735,038)	(306,421)	(49,386)
Change in advances from customers	(3,062,517)	1,017,996	(2,062,884)	(332,477)
Change in deferred revenue	3,908,307	(142,057)	321,706	51,850
Change in other payables and accruals	3,747,136	(4,815,188)	(5,976,545)	(963,244)

Net cash used in operating activities	(489,190,063)	(357,569,636)	(269,097,406)	(43,370,630)

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from investing activities
Decrease (Increase) in restricted cash	(737,959)	37,959	700,000	112,820
Purchase of short term investment	(877,350)	0	0	0
Proceeds from disposal of short term investment	0	877,350	0	0
Net cash disposed of upon deconsolidation of VIEs	(6,413,031)	0	0	0
Proceeds from disposal of subsidiaries	0	0	163,715,759	26,386,191
Proceeds from disposal of cost method investee	10,256,199	5,469,593	0	0
Proceeds from disposal of equity method investees	0	0	25,040,812	4,035,846
Investment income from cost method investment	0	0	1,142,353	184,114
Proceeds from disposal of available-for-sale investment			6,274,326	1,011,238
Cash paid to acquire equity investees and available-for-sale investments	(13,557,840)	(9,158,160)	0	0
Extension of loans receivable	(5,250,000)	(4,500,000)	(5,250,000)	(846,146)
Collection of loans receivable	3,000,000	4,500,000	5,250,000	846,146
Proceeds from disposal of property, equipment and software	1,619,951	146,500	1,148,851	185,162
Proceeds from refund of Investment	29,098,880	7,252,493	0	0
Refund of upfront license fees	0	0	2,000,000	322,341
Refund of long-term receivables	0	0	2,000,000	322,341
Prepayment and deposits paid for property, equipment and software	(4,295,338)	0	0	0
Purchase of property, equipment and software	(27,558,433)	(7,057,543)	(4,270,284)	(688,245)
Purchase of intangible assets	(7,457,601)	(500,000)	0	0

Net cash used in investing activities	(22,172,522)	(2,931,808)	197,751,817	31,871,808

Cash flows from financing activities:
Proceeds from stock option exercises	917,622	4,304,447	812,635	130,973
Proceeds from exercises of stock options of a subsidiary	3,923	32,603	616,688	99,392
Issuance of redeemable noncontrolling interest	0	0	118,262,180	19,060,404
Repurchase of ADSs	(839,541)	(29,030,699)	0	0
Payment for accounts payable related to purchase of intangible assets	(7,166,649)	(13,995,293)	(19,469,853)	(3,137,971)

Net cash provided by (used in) financing activities	(7,084,645)	(38,688,942)	100,221,650	16,152,798

Effect of foreign exchange rate changes on cash and cash equivalents	1,000,211	1,898,778	(4,380,962)	(706,083)

Net change in cash and cash equivalents	(517,447,019)	(397,291,608)	24,495,099	3,947,893
Cash and cash equivalents, beginning of year	1,071,725,828	554,278,809	156,987,201	25,301,745

Cash and cash equivalents, end of year	554,278,809	156,987,201	181,482,300	29,249,638

Supplemental disclosure of cash flow information:
Supplemental disclosure of non-cash investing and financing activities:
Accrual related to purchase of property, equipment and software	2,647,168	2,085,286	1,747,081	281,578
Accrual related to purchase of intangible assets and related withholding taxes	72,854,780	56,109,371	36,775,866	5,927,194
Receivable on refund of investment in an equity investee	7,252,493	0	0	0
Receivable on loan	0	0	4,500,000	725,268
Receivable related to the disposition of a subsidiary	0	0	12,750,575	2,055,020

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”). The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2014:

Name of entity	Date of incorporation	Place of incorporation	Relationship	Interest held
				Direct	Indirect
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	Subsidiary	100%	—
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	Subsidiary	—	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	Subsidiary	—	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	Subsidiary	—	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	Subsidiary	100%	—
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	Subsidiary	—	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	Subsidiary	—	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	Subsidiary	—	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	Subsidiary	100%	—
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	Subsidiary	100%	—
New Star International Development Limited (“New Star”)	January-08	Hong Kong	Subsidiary	100%	—
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	Subsidiary	100%	—
TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	Subsidiary	—	100%

Red 5 Studios, Inc. (“Red 5”)	June-05	USA	Subsidiary	—	73% (Note 5)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-10	Singapore	Subsidiary		73% (Note 5)
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	Subsidiary	100%	—
The9 Korea Co., Ltd. (“The9 Korea”)	February-11	Korea	Subsidiary	100%	—
Red 5 Korea LLC. (“Red 5 Korea”)	Novermber-10	Korea	Subsidiary	100%	—
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiucheng Advertisement Co., Ltd. (“Shanghai Jiucheng Advertisement”)	April-07	PRC	Wholly-owned subsidiary of Shanghai IT	None
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	Wholly-owned subsidiary of Shanghai IT	None
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-11	PRC	VIE subsidiary	20% (Note 4)
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-12	PRC	Wholly-owned subsidiary of Shanghai IT	None
Shanghai The9 Education Software Technology Co., Ltd. (“The9 Education”)	May-12	PRC	Wholly-owned subsidiary of Shanghai IT	None
Beijing Chuan Yun Interactive Network Technology Co.,Ltd.(“Chuan Yun”)	February -14	PRC	VIE subsidiary	None (Note 4)
Shanghai Jiu Chang Investment Co., Ltd. (“Jiu Chang”)	December -14	PRC	Wholly-owned subsidiary of Shanghai IT	None
City Channel Limited (City Channel)	June-06	Hong Kong	Subsidiary	100%

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the (“Group”). The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), web games, social games, mobile games and TV games. The Group launched MMOGs, including Planetside 2, web and social games including Q Jiang San Guo in mainland China. The Group also started commercial launch on a proprietary game developed by Red 5, Firefall, a MMOG, in North America and Europe in 2014.

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Subsequent to the non-renewal of World of Warcraft (“WoW”) license in 2009, the Group suffered loss and cash outflows from operations for the year ended December 31, 2012, 2013 and 2014, respectively. During the year of 2014, the Group’s net cash outflows from operations were RMB269.1 million (US$43.4million). The Group expects to continue to incur product development, and sales and marketing expenses for licensed and proprietary new games. The Group currently depends on a limited number of games for substantially all of the Group’s revenues. If any of these games incur any adverse developments or if the Group is unable to develop, purchase or license additional games that are attractive to users and result in overall revenue growth, the Group’s business, financial condition and results of operations may be materially and adversely affected. While these factors may raise doubts about the Company’s ability to continue as a going concern, however, the Group regards the going concern assumption as appropriate as such concerns are mitigated by the Group’s plans to launch Firefall and other mobile games in China during the year ending December 31, 2015, which are expected to be accretive to the Group’s operating results and cash flows from operations. In addition, management also has the ability to manage its working capital by obtaining external debt financing and controlling operating expenditure as follows

Addition external debt financing

In February 2015, China Merchants Bank (“CMB”) issued a commitment letter whereby CMB agrees to grant the Group a credit facility no exceeding RMB200 million to the Group. The Group will apply to withdraw the funding from CMB should they require liquidity for their operations.

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

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than temporary impairment, allowance for doubtful accounts and prepayment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, assessment of impairment of other long-lived assets, fair value of redeemable noncontrolling interest, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. The aggregate foreign exchange net gain was RMB1.9 million and RMB1.5 million for the years ended December 31, 2012 and 2013, respectively. The aggregate foreign exchange net loss was RMB3.1 million (US$0.5 million) for the year ended December 31 2014. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive loss.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2013 and 2014, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2013 and 2014 are amounts denominated in US Dollars totaling US$4.2 million and US$4.9 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB128.7 million and RMB150.5 million (US$24.3 million) as of December 31, 2013 and 2014, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB0.03 million, RMB0.38 million and RMB0.08 million (US$0.01 million) in 2012, 2013 and 2014, respectively.

<7> Prepaid royalties and deferred costs

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

<8> Restricted cash

Restricted cash mainly represents cash held in a designated bank account for the sole purpose to guarantee the performance of a service agreement with a third party platform. Due to the contractual terms of the restriction, the balance has been classified as a non-current asset.

<9> Investments in equity investees and loan to equity investee

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

<10> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2013 and 2014, the Group did not hold trading securities or held-to-maturity securities.

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

<15> Impairment of long-lived assets and allowance on long-term receivables

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

The Group determines the allowances on long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, the Group reverses the allowance

<16>Revenue recognition

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

Online game operation services over third party platform

Certain social games, TV games, certain web games and certain MMOGS, have adopted the virtual item / service consumption model, and are launched on the third party game platforms and telecom carriers. Revenue from social and web games operated through third party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third party game platforms as the Group does not set the pricing of the in-game currency of the third party game platforms.

Revenue from TV games operated through telecom carriers and certain MMOGS operated on the third party game platforms are recognized upon consumption of the in-game premium features based on the gross amount paid, as the Group is the primary obligor of the games operation. The remittance to the telecom carrier and third party game platforms is recognized as costs of revenue when incurred.

Licensing revenue

The Group licenses certain proprietary online games to other game operators and receives license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the licensees’ market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other revenues

Other revenues mainly include those generated from training and advertisement services.

Training and advertisement

Training and advertisement revenue include revenues generated from providing technical training to college students on mobile application programming and advertising services on our mobile advertising platform. These revenues are recognized when delivery of the service and advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

<17>Advances from customers and deferred revenue

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

<18>Cost of revenue

Cost of revenue consists primarily of online game royalties, payroll, sharing to third party game platform, telecom carries and other suppliers, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

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

<20>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB85.3 million, RMB52.8 million and RMB22.5 million (US$3.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively, were expensed as incurred.

<21>Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 0.7 million, RMB1.0 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively, which were recorded in other income (expense) in the consolidated statements of operations and comprehensive loss.

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

<25> Redeemable non-controlling interests

Redeemable non-controlling interests are equity interests of our consolidated subsidiary not attribute to the Group that have redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable non-controlling interests adjusted for cumulative earning(loss) allocations.

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

<28>Segment reporting

The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the PRC, North America and other areas.

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<30> Fair value measurements

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

<32> Recent accounting pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial states.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiary, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.2046, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2014. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC and ii) Mengxiang Hulian and Chuan Yun, which are start-up research and development companies (“R&D VIE”) developing games and software funded by the Group as of December 31, 2014. Due to the weaker than expected performance of the game developed by Mengxiang Hulian, the Group has stopped funding Mengxiang Hulian and it had become an inactive company as of December 31, 2014.

Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”) was considered as VIE of the Group since its establishment in 2010. During 2014, for the purpose of disposal (see note 29 ),100% of Huopu Cloud`s shares was acquired by the Group, and subsequently sold to a third party. In addition, two former R&D VIEs, Hangzhou Fire Rain Network Technology Co., Ltd. (“Fire Rain”) and Shenzhen Wanyouyinli Technology Co., Ltd. (“Wanyouyl”) were deconsolidated in 2012.

Shanghai IT

Shanghai IT is VIE of the Group, which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

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

R&D VIE

Mengxiang Hulian,and Chuan Yun are primarily start-up research and development companies developing games and software funded by the Group starting from 2011 and 2014, respectively . The group deconsolidated two other VIE companies, Fire Rain and Wanyouyl, in 2012. Both companies were primarily engaged in the development of MMOs since 2009. The Group had arrangements with each of Fire Rain, Wanyouyl, Mengxiang Hulian and Chuan Yun (the “R&D” companies) pursuant to which the Group provided substantial financial support and obtained equity interests in these entities. The Group has acquired or has an option to acquire the exclusive licenses in Mainland China or worldwide for the games and software under development by these entities. As of December 31, 2013 and 2014, the Group held equity interest of 58.5% and 62.5% of Fire Rain, nil and nil of Wanyouyl, 20% and 20 % of Mengxiang Hulian and nil and nil of Chuan Yun, respectively.

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

In April 2013, the Group and an individual shareholder entered into an agreement pursuant to which that individual shareholder will transfer their 33.5% equity interest in Fire Rain to the Group and in return the Group will release them from the personal guarantee provided in connection with loans advanced by the Group to Fire Rain. In 2014, the Group obtained an additional 4% equity interest in Fire Rain from an individual shareholder. After these share transfers, the Group owns 62.5% of the equity of Fire Rain. However, according to the articles of incorporation, there is no change on the decision making mechanism of Fire Rain. Due to continuous weak performance, Fire Rain had become an inactive company.

In late 2012, in a series of contemplated transactions, the Group terminated the product development and license agreement with Wanyouyl and sold its entire equity interest in Wanyouyl to a third party for consideration of RMB 3.0 million (US$ 0.5 million). The Group retained its contractual right to receive 20% of future revenues of a game developed by Wanyouyl, subject to a cap of RMB10.0 million (US$1.7 million). The Group deconsolidated Wanyouyl as a result of these transactions and recorded a total loss on deconsolidation of RMB 5.7 million (US$0.9 million), which is recognized in loss on termination of R&D VIE arrangements for the year ended December 31, 2012. In 2013 and 2014, the Group received RMB2.6 million (US$0.4 million) and nil of shared revenue from the game developed by Wanyouyl, respectively.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Total assets	181,085,582	130,055,790	20,961,189
Total liabilities	248,360,907	231,634,266	37,332,667

	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$ (Note 3)
Revenue	146,100,548	86,574,297	42,697,861	6,881,646
Net profit(loss)	(163,422,412)	(201,412,786)	101,628,848	16,379,597

All VIES suffered operating loss for each year ended December 31, 2012, 2013 and 2014, thus no service fee was charged by WOFE during the year ended December 31, 2012, 2013 and 2014.

The VIEs contributed an aggregate of 94.6%, 82.6% and 66.4% of the consolidated net revenues for the year ended December 31, 2012, 2013 and 2014, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2013 and 2014, the VIEs accounted for an aggregate of 33.1% and 25.1%, respectively, of the consolidated total assets, and 69.7% and 72.2%, respectively, of the consolidated total liabilities.

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

5. ACQUISITION

On April 6, 2010, the Group, through New Star, acquired 39,766,589 shares of Series A convertible preferred stock of Red 5, an online game developer based in the United States for US$ 16.84 million (RMB114.9 million). As a result, the Company owned approximately 82% of the equity interest of Red 5 on an as-converted basis and became the controlling shareholder of Red 5.

As of the date of acquisition, Red 5 was in the process of fulfilling its obligations under a game development and license agreement between Red 5 and a third party game publisher to develop Firefall in exchange for cash consideration from the third party operator. The Group has acquired the game development and license agreement from the third party operator. Please refer to Note 12.

In addition, the Group was contingently liable to pay up to US$3.65 million (RMB24.9 million) if certain former Red 5 employees fulfill employment contracts with the Company ranging from two to four years. Such amounts were recorded as compensation expense on a straight line basis over the requisite service period which ended at March 31, 2015.

Subsequent to April 6, 2010, the Group acquired 777,723 and 2,020,601 shares of common stock of Red 5 from the noncontrolling interest holders for US$0.1 million (RMB0.6 million) and US$0.2 million (RMB1.4 million) cash in 2010 and 2011, respectively. In September 2012, Red 5 issued restricted common stock to two directors of Red 5, including Mr. Jun Zhu, the Chairman of the Board and Chief Executive Officer of the Company (Note 23). The equity interest of the Group was diluted to approximately 80% as of December 31, 2013 due to the vesting of restricted common stock.

In August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor (see Note 28). As the license to publish Firefall belongs to Red 5 Singapore (Note 12), as a condition for the investment by the new investor, the Group is required to transfer the license to Red 5. As such, in June 2014, the Group transferred its equity interests in Red 5 Singapore, a wholly owned subsidiary of the Group to Red 5, an 79.2% owned subsidiary, at a nominal price. At the time of transfer, 20.8% of the accumulated deficit of Red 5 Singapore, amounted to RMB 15,068,103, was attributable to the noncontrolling interest of Red 5 with no consideration, which was recorded as an equity transaction in the Consolidated Statements of Changes in Equity.

In August 2014, the Group converted its convertible loan and certain other loans due from Red 5 with a book value of US$50.0 million (RMB307.6 million), into 63,301,276 common shares of Red 5. The equity of Red 5 increased by RMB307.6 million while the impact attributable to noncontrolling interest of Red 5 was RMB31,784,850 as a result of the loan conversions.

As of December 31, 2013 and 2014, the Group held approximately 80% and 73% equity interest in Red 5, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Receivable from a former equity method investee (Note 16(ii))	0	4,500,000	725,268
Receivable relating to disposal of a subsidiary (Note 29)	0	12,750,575	2,055,020
Accrued interest income	186,593	740,586	119,361
Receivable from a supplier (Note 15(iii))	0	17,927,763	2,889,431
Prepayments and deposits	24,074,914	10,929,101	1,761,451
Others	8,203,091	9,725,296	1,567,433

	32,464,598	56,573,321	9,117,964

7. PREPAID ROYALTIES AND DEFERRED COSTS

Due to a weaker than expected operating performance of certain games, and the expectation that the net cash flow of these games will not be sufficient to recover the carrying amount of the prepaid royalties, the Group recognized an impairment loss for prepaid royalties associated with such games of RMB0.9 million, RMB10.4 million and nil for the year ended December 31, 2012, 2013, and 2014, respectively, and an impairment loss for deferred cost of nil, RMB2.7 million and nil for the year ended December 31, 2012, 2013, and 2014, respectively. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive loss.

8. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2013	December 31, 2014	December 31, 2014	Share ownership as of December 31,2014
	RMB	RMB	US$ ( Note 3)%
Investments accounted for under equity method:
Beijing Linkage Technology Co., Ltd. (“BLT”)(Note 16(i))	0	0	0	0%
Fire Rain (Note 24.2)	0	0	0	62.5%
Guangzhou Man Cheng Information Technology Co., Ltd. (“Man Cheng”)(Note 16(i))	0	0	0	10%
ZTE9 network technology co., LTD., wuxi (“ZTE9”)<4>	3,779,550	67,020	10,802	30.2%
System Link Limited (“System Link”)<5>	0	0	0	50%
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,611,707	1.1%
G10 Entertainment Corporation (“G10”)<1>	24,892,921	24,892,921	4,012,010	13.7%
CrowdStar Inc. (“Crowdstar”)<2>	1,627,099	1,627,099	262,241	0.5%
Tandem Fund II, L.P. (“Tandem Fund”)<3>	10,548,571	2,636,885	424,989	3.1%

Total	50,848,141	39,223,925	6,321,749

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

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2013 and 2014, respectively.

<2> CrowdStar

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

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2014.

<3> Tandem Fund

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

In March 2014, the Group entered into a sale and purchase agreement with a third party (“Purchaser”) to dispose 75% of its interest in Tandem Fund, for an initial consideration of US$1.5 million. If the purchase receives proceeds from Tandem fund for the disposition of a certain Tandem fund’s investment portfolio within one year from the closing date of this share transfer, 20% of proceeds received by the purchaser will be paid to the Group. The Group received total consideration of US$1.8 million, including initial consideration of US$1.5 million and 20% of proceeds received by the purchaser from the disposition of Tandem fund’s investment portfolio of US$0.3million in March 2014, respectively. After this transaction, the Group owned 3.1% equity interest in Tandem Fund and believed that it would not have significant impact on the investee, thus, the Group accounted for their investment in Tandem fund under cost method since the transfer day. During the year ended December 31, 2014, the Group received proceeds from the disposition of Tandem fund’s investment portfolio of RMB1.1 million (US$0.2 million), and recorded it as investment income from cost method investment in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2014.

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2013 and 2014, respectively.

<4> ZTE9

In February 2013, the Group established a joint venture with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province, for the purpose of developing and operating TV game platforms, TV games and other related businesses. The Group contributed RMB5.2 million (US$0.9 million) to the joint venture, which accounted for 51.5% of the registered capital of the joint venture. As contemplated in the initial agreement, in August 2013, the Group transferred 9% of its equity shares of ZTE9 for a consideration of RMB0.9 million (US$0.1 million) to a ZTE9 employee. In addition, based on a separately signed agreement, the Group also transferred 9% common shares of ZTE9 to certain ZTE9 employees, with recourse provision expiring in three years. This arrangement was in substance share-based compensation, with 3 year vesting requirement. Accordingly, the fair value of these awards was being recognized over the three-year vesting period of the shares. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment of RMB12.5 million to the ZTE9 to acquire its 10% shares, and the Group`s ownership in ZTE9 was diluted to 30.15% since then.

The Group is able to exert significant influence over the joint venture through its representation on the board, and accounts for this investment using equity method of accounting. As of December 31, 2014, the Group`s share in ZTE 9 was 30.15% and the investment was reported as RMB0.07million (US$0.01 million) after recording the Group’s share in losses of ZTE9.

During 2014, the Group lent RMB5.3 million to ZTE9 to fund its operation. The loan was interest-free and due in June 30, 2015.

The Group performed an impairment assessment and determined that there is no impairment in the investment and loan as of December 31, 2013 and 2014, respectively.

<5> System Link

In July 2014, the Group entered into an agreement to form a joint venture, System Link, with Qihoo 360 Technology Co., Ltd., or Qihoo 360. Pursuant to the joint venture agreement, Qihoo 360 and the Group will each own 50% equity interest in the joint venture and share profits based on the equity interest each party holds in the joint venture. System Link, was formed in August 2014. In August 2014, Red 5 Singapore entered into a license agreement with System Link for publishing and operating Firefall for a five-year term in mainland China. Under this license agreement, System Link is expected to pay to Red 5 Singapore no less than US$160 million (including license fee and royalties) during the term of the agreement. The Group treated System Link as an equity investee. The capital contribution of System Link has not been completed as of December 31, 2014.

9. AVAILABLE-FOR-SALE INVESTMENTS

Investment in Youjia Group Limited (“Youjia”)

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

In April 2014, the Group entered into a sale and purchase agreement with a third party and sold all of shares of Youjia for US$1.0 million (RMB6.3 million) cash receipt as consideration and recognized a gain on investment disposal of RMB6.3 million (US$1.0 million) for the year ended December 31, 2014.

10. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Office buildings	67,881,751	67,881,751	10,940,552
Computer and equipment	152,428,608	123,158,909	19,849,613
Leasehold improvements	16,062,417	12,571,448	2,026,150
Office furniture and fixtures	13,216,426	10,395,482	1,675,448
Motor vehicles	10,735,360	11,092,117	1,787,725
Software	18,142,889	18,175,695	2,929,390
Less: accumulated depreciation and amortization	(228,028,051)	(206,929,172)	(33,350,929)

Net book value	50,439,400	36,346,230	5,857,949

Depreciation and amortization charges for the years ended December 31, 2012, 2013 and 2014 amounted to RMB20.3 million, RMB19.0 million and RMB15.7 million (US$2.5 million), respectively.

The Group recorded impairment of nil, RMB 1.9 million and nil on equipment in 2012, 2013 and 2014, respectively, as detailed at Note 15.

11. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2012	40,235,526	(30,199,751)	10,035,775
Write-off fully impaired goodwill	(30,199,751)	30,199,751	0
Translation difference	(24,528)	0	(24,528)

Balance at December 31, 2012	10,011,247	0	10,011,247
Translation difference	(300,393)	0	(300,393)

Balance at December 31, 2013	9,710,854	0	9,710,854
Translation difference	35,200	0	35,200

Balance at December 31, 2014	9,746,054	0	9,746,054

Balance at December 31, 2014 US$ (Note 3)	1,570,779	0	1,570,779

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

In 2010, the Group recognized goodwill of RMB10.9 million in connection with the business combination of Red 5 . The Group measures the consideration it transfers at fair value, which may be calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference would be recognized directly in the consolidated statement of operations and comprehensive loss.

The Group performed annual impairment test on goodwill as of December 31, 2012, 2013 and 2014, respectively, as the fair value was greater than carrying value of the reporting unit, no impairment was recorded.

12. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2012, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	155,465,964	146,925,649	23,680,116
Acquired game development cost	12,285,000	12,285,000	1,979,983
Less: Accumulated amortization	(33,135,637)	(55,738,585)	(8,983,429)
Impairment provision	(4,394,381)	(4,394,381)	(708,246)
Translation difference	(1,577,122)	(1,538,342)	(247,936)

Net book value of intangible assets subject to amortization	128,643,824	97,539,341	15,720,488

In 2013 and 2014, nil and RMB1.8 million acquired game licenses were expired, respectively, and were written off from the cost basis and accumulated amortization.

Since its acquisition by the Group on April 6, 2010, Red 5 has been substantially devoting its operating activities to fulfill its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third party game publisher to develop Firefall in exchange for cash consideration from the third party publisher. Prior to the acquisition, Red 5 received a total of US$24.7 million cash consideration as an advance recoupable against future royalties payable to Red 5. Red 5 retained the ownership of the game and granted the third party publisher an exclusive, non-transferable term license to market and distributes the game and host the game to customers in specified regions after Red 5 completes the game development. Red 5 continues to perform its obligations under the agreement post-acquisition, including the provision of post-contract customer support for the hosted version of the game to the third party publisher during the term of the license. The initial term of the agreement is from February 2006 through the fifth anniversary of the first commercial release of the initial game. Thereafter, the agreement can be renewed in two-year terms.

In September 2011, Red5 Korea, Red 5 Singapore and Red5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive , non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million and the guaranteed amount of US$12.7 million, was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The amount payable which is expected to due on or before December 31, 2015 amounted to US$2.9 million (RMB18.0 million) was recorded in accounts payable under current liabilities. The remaining unpaid amount of US$3.2 million (RMB19.0 million) was recorded in long-term accounts payable.

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

Amortization expense related to intangible assets was RMB10.7 million, RMB23.0 million and RMB28.9 million (US$4.7 million) for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2015	21,896,434	3,529,065
2016	21,896,434	3,529,065
2017	21,896,434	3,529,065
2018	21,896,434	3,529,065
2019	9,953,605	1,604,228

Total	97,539,341	15,720,488

The Group recorded impairment on intangible assets of RMB0.6 million, RMB3.8 million and nil for acquired game licenses in 2012, 2013 and 2014, respectively, which was recorded in the impairment of equipment and intangible assets line item in the consolidated statements of operations and comprehensive loss.

13. LAND USE RIGHT, NET

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,343	85,160,348	13,725,357
Less: accumulated amortization	(12,966,137)	(14,887,052)	(2,399,357)

Net book value	72,194,206	70,273,296	11,326,000

Amortization charge for the years ended December 31, 2012, 2013 and 2014 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

14. OTHER LONG-LIVED ASSETS

Other long-lived assets are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Deferred employee compensation	338,139	0	0
Receivable from WoW game points refund agent (Note 19)	15,280,089	7,894,836	1,272,417
Others	462,255	453,573	73,102

Total	16,080,483	8,348,409	1,345,519

15. IMPAIRMENT OF LONG-LIVED ASSETS AND ALLOWANCE ON LONG-TERM RECEIVABLES

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Impairment on equipment and intangible assets and other assets(i)	5,725,046	3,555,845	573,098
Impairment on prepayment for equipment(ii)	11,813,313	0	0
Allowance (reversal of allowance) of long-term receivables(iii)	17,927,763	(17,927,763)	(2,889,431)

Total	35,466,122	(14,371,918)	(2,316,333)

(i)	The operating losses of certain games were considered to be triggering events for long-lived assets, which were then subject to impairment analyses. The Group determined its long-lived asset groups, which the Group considers to be “held and used” in its operations, based upon certain factors including assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The asset groups consist of the Group’s operating assets for respective games and entity-wide assets such as the Group’s office building and land use right.

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

Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment of nil, RMB1.9 million and nil in 2012, 2013, and 2014 respectively. A significant factor for the internally developed income approach is forecasting performance and revenue from the games. The Group continued to monitor the actual revenue performance versus forecast revenue. Due to the lower than expected market acceptance of the games and the following content updates, certain games experienced significantly lower than expected user levels and revenue.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of RMB0.6 million, RMB3.8 million and RMB3.6 million(US$0.6 million) were recognized in 2012, 2013 and 2014, respectively.

(ii)	The Group prepaid RMB 11.8 million to a supplier for certain asset which was planned to be used in game promotion activity. In December 2013, the management decided to change the game promotion plans and as a result the asset was no longer required under the new promotion plan and as such Management decided not to take title to the asset from the supplier and wrote off the non-refundable prepayment.

(iii)	The Group prepaid RMB20.0 million to a supplier for purchasing computers and equipment in 2011. Due to game’s performance being much lower than expectations, the Group cancelled the purchase plan and requested for a refund on the prepayment from the supplier in 2013. However, the supplier did not have enough funds to return all prepayment which was deemed a strong indicator that recovery of the refund is doubtful. In February 2014, the Group agreed a repayment schedule with the supplier, under which the prepayment is required to be refunded in four installments during the next three years, and the first installment, which was RMB2.0 million, had been received on March, 2014. Due to the significant doubts as to the collectability of the remaining amount, management provided an allowance for the remaining prepayment receivable of RMB17.9 million as of December 31, 2013. The Company continued to negotiate with the supplier for the settlement of remaining receivables. In December 2014, the supplier promised to repay all the remaining RMB17.9 million before March 31, 2015. The Group revaluated the collectability of the receivables and determined the payments can be collected and therefore reversed the allowance of RMB17.9 million as of December 31, 2014. In March, 2015, the Group received payment of RMB17.9 million from the supplier.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Group’s assets measured at fair value on a recurring basis consisted of available-for-sale investment in Youjia, which was fully impaired in 2013 and then sold in 2014 (Note9).

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

The following table presents the changes in the available-for-sale investments that were measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2012, and 2013. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2012, 2013 and 2014.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2012	2013	2014
	RMB	RMB	RMB
Balance at the beginning of the year	6,342,100	6,285,500	0
Unrealized loss recognized in other comprehensive income	(56,600)	(16,600)	0
Impairment losses included in earnings	0	(6,268,900)	0

Balance at the end of the year	6,285,500	0	0

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2013 and 2014, respectively.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses(gains)
Upfront licensing fees (Note 15(i))	0	0	0	0	3,555,845
Long-term receivables (Note 15(iii)	17,927,763	0	0	17,927,763	(17,927,763)
Loan to BLT(ii)	4,500,000	0	0	4,500,000	(9,750,000)

Total	22,427,763	0	0	22,427,763	(24,121,918)

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		RMB	RMB	RMB
Investment in Crowdstar (Note 8 <2>)	1,627,099	0	1,627,099	0	20,990,141
Investment in Man Cheng (i)	0	0	0	0	5,530,277
Investment in BLT(i)	0	0	0	0	5,431,566
Loan to BLT(ii)	0	0	0	0	9,750,000
Equipment related to a MMOG (Note 15 (i))	0	0	0	0	1,899,803
Upfront licensing fees (Note 15 (i))	2,000,000	0	0	2,000,000	3,825,243
Long-term receivables (Note 15(iii)	2,000,000	0	0	2,000,000	17,927,763
Other long-lived assets(Note 15 (ii))	0	0	0	0	11,813,313

Total	5,627,099	0	1,627,099	4,000,000	77,168,106

(i)	Given the unsatisfying results of Man Cheng and BLT’s research and development activities, the Group tested its investment in the two equity investees for impairment as of December 31, 2013. The fair value of such investments was measured as nil given the operations of both investees were substantially discontinued as a result of insufficient cash flow. Thus, the Group deemed the carrying amounts of the investments were fully impaired and recorded such impairment as impairment loss on investments for the year ended December 31, 2013. In October, 2014, the Company signed an agreement with a third party and sold all its shares in BLT at the consideration of RMB14 million(US$2.3 million). The consideration has been fully received as of December 31, 2014.
(ii)	In April 2012, the Group entered into an agreement with BLT, a 45% equity investee of the Group, to provide a loan which amounted to RMB6.8 million (US$1.1 million) for its capital injection in a joint venture with 45% equity held by BLT. The loan is secured by the equity interest in the joint venture owned by BLT. There were RMB5.3 million (US$0.8 million) loans outstanding as of December 31 2012, In March 2013, the Group entered into an additional loan agreement and provided an further RMB4.5 million (US$0.7 million)in loans to BLT to support the need for working capital. The loan is secured by the equity interests in BLT owned by the founders of BLT. Due to the tight cash position and less than satisfactory performance of BLT, the recoverability of the loan was in question. Thus, the group provided full allowance on the loan receivable from BLT and recorded such allowance in impairment loss on investment line item in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2013. As mentioned in above note(i), the Company sold all its shares in BLT to a third party, and the third party also agreed to support BLT and then BLT can repay all its outstanding loan to the Company. Thus, the Company reversed the allowance provided in 2013. Among the total loan amount of RMB9.8 million(US$1.6 million) of loan, RMB5.3 million (US$0.9 million) were received in November 2014, and the remaining amount of RMB4.5 million (US$0.7 million) was received in January 2015.

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2012, 2013 and 2014. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2012, 2013 and 2014. Therefore, no Singapore income tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law(“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy five-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years period from 2008 to 2012 and the subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate.

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2014, Shanghai IT renewed its HNTE qualification and obtained approval in 2015, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2014 to 2016. Total tax savings of Shanghai IT were nil for the years ended December 31, 2012, 2013 and 2014, respectively.

United States

The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 0.48%, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense	0	0	0	0
China	0	0	0	0
Other jurisdictions	0	0	0	0
Deferred taxation	135,199,657	134,391,290	(21,011,979)	(3,386,516)
China	62,228,916	70,063,810	(62,051,840)	(10,000,941)
Other jurisdictions	72,970,741	64,327,480	41,039,861	6,614,425
Change in valuation allowance	(135,199,657)	(134,391,290)	21,011,979	3,386,516
China	(62,228,916)	(70,063,810)	62,051,840	10,000,941
Other jurisdictions	(72,970,741)	(64,327,480)	(41,039,861)	(6,614,425)

Income tax (expense) benefit	0	0	0	0

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014
PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	0%	(2%)	10%
Effect of future tax rate change	0%	1%	(1%)
Change of prior year deferred tax assets	0%	1%	(0%)
Change of valuation allowance	(25%)	(24%)	(16%)
(Income) not subject to tax and non-deductible expenses, net	0%	0%	2%
Effect of expired net operating loss	0%	(1%)	(20%)

Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	5,253,922	1,926,262	310,457
Temporary differences related to provision for advances to suppliers	2,823,625	1,621,968	261,414
Temporary differences related to provision for doubtful accounts	5,803,170	191,012	30,785
Other	6,243,042	5,609,162	904,033

Total current deferred tax assets	20,123,759	9,348,404	1,506,689
Less: Valuation allowance	(20,123,759)	(9,348,404)	(1,506,689)

Net current deferred tax assets	0	0	0

Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	6,858,606	11,710,677	1,887,418
Startup expenses and advertising fee	25,529,967	25,761,300	4,151,968
Temporary differences related to research and development credits	981,601	988,010	159,238
Temporary differences related to equity investment	7,455,610	1,795,745	289,422
Foreign tax credits	15,059,343	15,113,930	2,435,923
Temporary differences related to provision for prepayment for equipment	9,481,941	5,000,000	805,854
Tax loss carry forwards	497,443,970	492,204,751	79,329,006

Total non-current deferred tax assets	562,811,038	552,574,413	89,058,829
Less: Valuation allowance	(562,811,038)	(552,574,413)	(89,058,829)
Net non-current deferred tax assets	0	0	0

Total deferred tax assets	0	0	0

Significant components of deferred tax liabilities

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,343,060	5,362,427	864,266

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2014
	RMB	RMB	US$
			(Note 3)
Balance at January 1	448,543,507	582,934,797	93,952,035
Increase (decrease) in valuation allowance	134,391,290	(21,011,979)	(3,386,516)

Balance at December 31	582,934,797	561,922,818	90,565,519

For the years ended December 31, 2013 and 2014, additional valuation allowance and a reversal of valuation allowance of approximately RMB134.4 million and RMB21.0 million (US$3.4 million) was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2014, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB934.2 million, of which RMB220.9 million, RMB155.8 million, RMB308.3 million, RMB190.3 million and RMB58.9 million will expire in 2015, 2016, 2017. 2018 and 2019, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2014, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$110.6 million and US$67.6 million, respectively, which will begin to expire in 2026 and 2016, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2016. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiry.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2012, 2013 and 2014.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2012, 2013 and 2014.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2012, 2013 and 2014. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2012, 2013 and 2014, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2006 through 2014 are open tax years, subject to examination by the relevant tax authorities.

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	23,370,673	18,758,212	3,023,275
Professional services	11,383,463	12,312,998	1,984,495
Product development services	5,817,012	5,820,394	938,077
Marketing and promotion	347,147	452,920	72,997
Others	4,751,193	4,528,327	729,835

	45,669,488	41,872,851	6,748,679

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

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the unactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.2 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$27.4 million) as of December 31, 2014.

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent for RMB43.3 million for this purpose. In 2012, 2013 and 2014, nil were refunded to game point card holders through the agent, respectively. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2014, the balance of the advance payment to the agent was RMB17.2 million (US$2.8 million). The current portion of RMB8.6 million (US$1.4 million) was recorded in prepayments and other current assets and the present value of the long-term portion amounting to RMB7.9 million (US$1.3 million) was recorded in other long-lived assets, respectively.

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

22. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB33.7 million, RMB15.3 million and RMB19.5 million (US$3.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

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

As of December 31, 2014, options to purchase 3,070,491 ordinary shares were outstanding and options to purchase 1,928,152 ordinary shares were available for future grant under the 2004 Option Plan. The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2014	3,297,391	US$	2.41	2.02	Nil
Granted	0
Exercised	(54,742)	US$	2.41
Forfeited	(172,158)	US$	5.11

Outstanding at December 31, 2014	3,070,491	US$	2.41	1.03	Nil

Vested and expected to vest at December 31, 2014	3,070,491	US$	2.41	1.03	Nil

Exercisable at December 31, 2014	2,912,713	US$	2.41	0.90	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was US$31,563, US$119,624 and US$21,701 for year ended December 31, 2012, 2013 and 2014, respectively.

The weighted-average grant-date fair value of options granted during the years 2011 and 2013 was US$1.92 and US$0.99, respectively. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield. No options were granted during 2012 and 2014.

	For the year ended December 31, 2013
Risk-free interest rate		0.35%
Expected life (years)		3.25
Expected dividend yield		0
Volatility		59.39%
Fair value of options at grant date	US$	0.99

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

For the years ended December 31, 2012, 2013 and 2014, the Company recorded share-based compensation of RMB16.3 million, RMB16.7 million and RMB0.1 million (US$0.01 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost due to the modification of the option exercise prices in April 2013.

As of December 31, 2014, there was approximately RMB1.0 million (US$0.2 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.31 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It is considered probable the performance targets will be met for the total of 1,500,000 ordinary shares. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. The Group recorded share-based compensation of RMB14.5 million, RMB7.6 million and RMB2.2 million (US$0.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

23.3 Ordinary shares granted to non-executive directors

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of the Group’s four non-executive directors, which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such directors continue their services during the period. An aggregate of 40,000 ordinary shares vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. The Group recorded share-based compensation of RMB1.9 million, RMB0.4 million and Nil for the year ended December 31, 2012, 2013 and 2014, respectively.

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

The following table summarizes the TDC’s share option activities with Mr. Zhu and TDC employees:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2014	15,000,000	HK$	0.10	2.0	Nil
Forfeited	0

Outstanding at December 31, 2014	15,000,000	HK$	0.10	1.0	Nil

Vested and expected to vest at December 31, 2014	15,000,000	HK$	0.10	1.0	Nil

Exercisable at December 31, 2014	15,000,000	HK$	0.10	1.0	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The intrinsic value as of December 31, 2013 is calculated as the difference between the estimated fair value at December 31, 2013 and the exercise price of the shares.

TDC recorded share-based compensation of Nil for options granted for the years ended December 31, 2012, 2013 and 2014. The share-based compensation was recorded as a component of noncontrolling interest in the consolidated financial statements.

23.5 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2013, Red 5 granted a total of 28,963,258 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2014, option to purchase 5,550,357 shares of common stock were outstanding and options to purchase 15,400,980 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2014	21,168,682	US$	0.128	1.31	US$	12,122,636
Exercised	(805,251)	US$	0.124		US$	162,279
Forfeited	(14,813,074)	US$	0.130
Outstanding at December 31, 2014	5,550,357	US$	0.122	2.61	US$	1,133,349

Vested and expected to vest at December 31, 2014	5,537,716	US$	0.122	2.61	US$	1,130,746

Exercisable at December 31, 2014	3,644,789	US$	0.123	2.26	US$	740,881

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was determined by the company with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2012, 2013 and 2014 were Nil, US$14,762 and US$162,279, respectively.

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

Red 5 recorded share-based compensation of RMB4.0 million, RMB3.8 million and RMB1.0 million (US$0.2million) for options and shares of restricted common stock granted for the year ended December 31, 2012, 2013 and 2014, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2014, there was approximately RMB0.8 million (US$0.1million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.6 Nonvested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.7 million, RMB0.7 million and RMB0.4 million (US$0.06 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

24. RELATED PARTY TRANSACTIONS AND BALANCES

24.1 Transaction with Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”) and its players

In January 2012, the Group entered into a cooperative agreement with Shenhua, for endorsing and promoting Firefall and other games as designated by the Group (the “Games”) for a term of two years. Shenhua is a long-established leading soccer team in the Chinese Super League, the highest tier of professional soccer association in China. Under the agreement, Shenhua players shall wear jerseys bearing the name and logo of the Games in all domestic and international soccer games as well as make appearances at press conferences, product promotion, sales initiatives for the Games, and participate in other activities for promoting the Games as requested by the Group. The Group has paid Shenhua RMB32.0 million (US$5.2 million) for the promotional services. The Group amortized the prepayment on a straight line basis over the contract period from 2012 to 2013.

In January 2012, the Group entered into endorsement agreements with Nicolas Anelka (“Anelka”), a globally famous soccer player who played for Shenhua at that time. The agreement was for endorsement and promotion of Firefall for a consideration of EUR2.7 million (RMB21.9 million). In August 2012, the Group entered into another endorsement agreement with Didier Drogba (“Drogba”), also a famous soccer player who played for Shenhua at the time, for endorsement and promotion of Planetside 2, a MMOG game, for consideration of EUR3.1 million (RMB24.3 million). The Group paid the agreed consideration to Anelka and Drogba in January and August 2012, respectively. The Group amortized the prepayment on a straight line basis over the contract period and there was no remaining balance as of December 31, 2013.

During these endorsement periods, Mr. Zhu, the Chairman and chief executive officer of the Company and a major shareholder of the Company, was also a major shareholder of Shenhua, and accordingly, the endorsement and promotion transactions with Shenhua, Anelka and Drogba constituted related party transactions.

24.2 Transaction with former equity investee

According to the amended agreement with Fire Rain, the Group returned the acquired game license and no longer has the power to direct the activities that most significantly impact Fire Rain’s operations. The Group has retained a contractual right to 20% of the revenue generated from the game. From the date of deconsolidation to December 31, 2012 and during the year of 2013, the Group received RMB0.8 million and RMB2.2 million as its share of revenue from its Fire Rain’s game operation. In addition, in early of 2013, the Group received RMB 4.5 million in repayment of the game development proceeds provided by the Group. Due to due to continuous weak performance , Fire Rain`s management has planned to go liquidation, and Fire Rain has been an inactive company as of December 31, 2014 and the Group no longer shares revenue with Fire Rain in 2014.

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China jointly. According to the agreement, the group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty charged by ZTE9 to the Group amounted to RMB6.0 million and RMB6.8 million (US$1.1 million) for year ended December 31, 2013 and 2014 respectively. The amount due to ZTE9 amounted to.RMB4.8 million and RMB6.3 million (US$1.0 million) as of December 31, 2013 and 2014 respectively. In 2014, the Group lent RMB5.3 million (US$0.9 million) to ZTE9 to fund its operation. The loan was interest-free and due in June 30, 2015. Total amount due from ZTE9 was nil and RMB5.3 million (US$0.9 million) as of December 31, 2013 and 2014 respectively.

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2012	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2014
	RMB	RMB	RMB	US$ (Note 3)
Numerator:
Net loss attributable to ordinary shareholders before accretion on redeemable noncontrolling interest	(514,002,092)	(526,261,572)	(86,622,470)	(13,961,007)
Accretion on redeemable noncontrolling interest	0	0	(21,076,744)	(3,396,955)
Net loss attributable to ordinary shareholders	(514,002,092)	(526,261,572)	(107,699,214)	(17,357,962)

Denominator:
Denominator for basic and diluted loss per share – weighted-average shares outstanding	24,494,046	23,174,823	23,164,695	23,164,695

Loss per share
- Basic and diluted	(20.98)	(22.71)	(4.65)	(0.75)

The Company had 4,915,741, 4,797,391 and 4,570,491 stock options, warrants and nonvested shares outstanding as of December 31, 2012, 2013 and 2014, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

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

These statutory reserves are not transferable to the Company in the form of dividends, advances, or loans. There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The9 Computer, C9I Shanghai, C9I Beijing, Jiu Tuo and Jiu Jing and the Company’s VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividends to the Company. In 2012, 2013 and 2014, there was no appropriation of statutory reserves.

As of December 31, 2014, the restricted net assets amounted to RMB23.7 million (US$3.8 million).

27. Noncontrolling interest

As of December 31, 2014, the Group’s non-controlling interest mainly included equity interests in Red 5 and Mengxiang Hulian and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2012, 2013 and 2014.

	December 31, 2012	December 31, 2013	December 31, 2014
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(514,002,092)	(526,261,572)	(86,622,470)
Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	3,265	25,992	552,426
Increase in The9 Limited’s additional paid-in capital for Equity contribution from noncontrolling interest of Red 5	0	0	15,068,103
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest*	3,933,247	3,072,133	(74,477,061)

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(510,065,580)	(523,163,447)	(145,479,002)

*	The change in ownership interest is primarily due to the vesting of restricted stock by noncontrolling interest holders and the conversion of loans to common shares by the Group in 2014 (Note 5).

28. Redeemable Non-controlling interest

In January 2014, Red5 issued 27,438,952 Series B redeemable convertible preferred shares (“SBPS”) to a third party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), for an aggregate consideration of RMB118.3 million (US$19.2 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million(US$4.2 million). The purchase price for these common shares was determined to be less than fair value as the transaction as contemplated in conjunction with the issuance of the SPBS. The difference between the purchase price and fair value of SBPS as determined by the Company with the assistance of independent valuation firm, which amounted to RMB131.3 million (US$21.2 million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$2.1 million).

As of December 31, 2014, the Group considered the redemption of the SBPS to be possible. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the Redemption Date.

The key terms of the SBPS are as follows:

Conversion

Each SBPS may be converted at any time into common shares at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of common shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The SBPS shall be automatically converted into common shares immediately prior to the consummation of a public offering of Red 5’s shares wherein gross proceeds are at least US$30,000,000, immediately following the public offering (the “Qualifying IPO”).

The conversion option can only be settled by issuance of common shares except that fractional shares may be settled in cash.

Dividends

The holder of each share of SBPS shall be entitled to receive dividends at the rate per share of $0.038237 per annum if and when a dividend is declared. The Preferred Shares participate in dividends on an as-converted basis and must be paid prior to any payment on common shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into common shares at the same applicable conversion price.

Redemption

At any time on or after April 1, 2017, if requested by at least 50% of the holders of SBPS then outstanding , Red 5 shall redeem all of the outstanding SBPS at a redemption price equal to 200% of the issuance price in three equal annual installments. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 10% per annum from the issuance date of SBPS.

Voting

Each SBPS has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of SBPS shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

The holders of Preferred Shares have preference over holders of common shares with respect to distribution of assets upon voluntary or involuntary liquidation of the Company. The holders of Preferred Shares shall be entitled to receive 100% of the original issue price(“preferred liquidation”). The holders of Preferred Shares are also entitled to distribution of remaining assets from preferred liquidation, along with other shareholders, while the total distribution entitled to the holders of Preferred Shares should not exceed 200% of the original issue price.

A reconciliation of Redeemable noncontrolling interest is as follows:

Year ended December 31,
2014
Redeemable noncontrolling interest opening balance	—
Issuance of Redeemable noncontrolling interest	131,296,977
Net loss attributable to redeemable noncontrolling interest	(20,876,617)
Accretion on Redeemable noncontrolling interest	21,076,744

Redeemable noncontrolling interest ending balance	131,497,104

29. DISPOSAL OF SUBSIDIARIES

(i)	In July 2014, the Group entered into an agreement to sell its VIE, Huopu Cloud, for a total consideration of RMB200 million (US$32.2 million) to a third-party purchaser. Pursuant to the agreement, the Group paid RMB30 million (US$4.8 million) to Huopu Cloud’s development team to retain them in Huopu Cloud and undertook Huopu Cloud`s operating costs and expenses from the date of disposal to December 31, 2014 in the amount of RMB19 million (US$3.1million). Huopu Cloud developed and held a web game QiJiGuiLai. As of the transfer date, the net assets held by Huopu Cloud amounted to RMB11 million (US$1.8 million).

The Group recognized a net gain of RMB 140 million (US$22.5 million) upon the disposal of Huopu Cloud in 2014.

(ii) In 2014, the Group established a subsidiary with two individual shareholders, Shanghai Kaiyue Information and technology Co, Ltd. (“KaiYue”), while the Group owned 85% equity interest of Kai Yue. Kai Yue developed and held a mobile application named KingReader for online reading. In December 2014, the Company sold their 85% equity interest of Kaiyue to a third-party investor for an aggregate consideration of RMB 25.5 million (US$4.1 million), and recognized a net gain of RMB 25.5 million (US$4.1 million) upon the disposal of the subsidiary in 2014.

30. COMMITMENTS AND CONTINGENCIES

30.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2014 are as follows:

	RMB	US$
		(Note 3)
2015	6,321,152	1,018,785
2016	6,241,753	1,005,988
2017	6,223,747	1,003,086
2018	6,223,747	1,003,086
2019	6,223,747	1,003,086
2020	5,186,456	835,905

	36,420,602	5,869,936

Total rental expenses amounted to RMB25.6 million, RMB38.2 million and RMB22.2 million (US$3.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

30.2 Capital obligations

In July 2014, Qihoo 360 Technology Co., Ltd. and the Group established System Link Corporation Limited, a 50-50 joint venture (“JV”) in Hong Kong for the operation of Firefall and other games in China. According to the JV agreement, the Group injected US$6.0 million cash into the JV in January 2015 as the first capital contribution. In addition, the Group is obligated to further inject US$4.0 million in cash to the JV as the Board of the JV calls for within two years of the formation of the JV.

30.3 Contingencies

The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

31. SEGMENT REPORTING

The following geographic area information includes revenue based on location of players for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$(Note 3)
PRC	144,311,839	85,483,458	41,969,350	6,764,231
North America	752,373	13,135,914	14,906,530	2,402,497
Other areas	9,369,603	6,156,697	7,401,011	1,192,826
Total	154,433,815	104,776,069	64,276,891	10,359,554