Form 20-F
period 2015-12-31
The9 LTD
filed 2016-04-11
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

George Lai, Chief Financial Officer

Tel: +86-21-5172-9999

Facsimile number: +86-21-5172-9903

Building No. 3, 690 Bibo Road

Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong

Shanghai 201203

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share, par value US$0.01 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,283,929 ordinary shares, par value US$0.01 per share, as of December 31, 2015.

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Arrangements with Affiliated PRC Entities”, (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American depositary shares, each of which represents one ordinary share, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, based on the H.10 weekly statistical release of the Federal Reserve Bank of New York as of December 31, 2015. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues	112,466	163,581	106,627	64,840	46,610	7,195
Sales taxes	(6,089)	(9,147)	(1,851)	(563)	(199)	(30)
Net revenues	106,377	154,434	104,776	64,277	46,411	7,165
Cost of revenue	(39,118)	(69,416)	(107,803)	(85,783)	(67,744)	(10,458)
Gross profit (loss)	67,259	85,018	(3,027)	(21,506)	(21,333)	(3,293)
Operating expenses	(477,284)	(677,529)	(527,341)	(139,404)	(303,604)	(46,868)
Other operating income (expense)	25,993	120	120	75	(1,563)	(242)
Loss from operations	(384,032)	(592,391)	(530,248)	(160,835)	(326,500)	(50,403)
Impairment on investments	—	—	(47,971)	—	—	—
Interest income	30,416	21,786	8,376	3,415	775	120
Interest expenses	—	—	—	—	(6,397)	(987)
Fair value change on warrants liability	—	—	—	—	(7,129)	(1,101)
Gain on disposal of equity investee and available-for-sale investment	44,435	15,726	—	33,154	—	—
Other income (expenses), net	(653)	4,644	9,302	(963)	(1,917)	(296)
Loss before income tax expense and share of loss in equity method investments	(309,834)	(550,235)	(560,541)	(125,229)	(341,168)	(52,667)
Impairment loss on investments	—	(3,244)	—	—	—	—
Share of loss in equity investments	(3,342)	(6,347)	(2,376)	(3,713)	(13,014)	(2,009)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Net loss for the year	(313,176)	(559,826)	(562,917)	(128,942)	(354,182)	(54,676)
Other comprehensive income (loss)
Unrealized loss on available-for-sale investment	—	(57)	(16)	—	—	—
Currency translation adjustments	(4,305)	(980)	(689)	(1,204)	5,009	773
Total comprehensive loss	(317,481)	(560,863)	(563,622)	(130,146)	(349,173)	(53,903)
Net loss attributable to:
Noncontrolling interest	(28,846)	(45,824)	(36,655)	(21,443)	(16,656)	(2,571)
Redeemable noncontrolling interest	—	—	—	(20,877)	(32,698)	(5,048)
The9 Limited	(284,330)	(514,002)	(526,262)	(86,622)	(304,828)	(47,057)
Change in redemption value of redeemable noncontrolling interest	—	—	—	21,077	79,806	12,320
Net loss attributable to holders of ordinary shares	(284,330)	(514,002)	(526,262)	(107,699)	(384,634)	(59,377)
Comprehensive loss attributable to:
Noncontrolling interest	(29,280)	(46,118)	(35,084)	(22,995)	(16,913)	(2,611)
Redeemable noncontrolling interest	—	—	—	(20,877)	(32,698)	(5,048)
The9 Limited	(288,201)	(514,745)	(528,538)	(86,274)	(299,562)	(46,244)
Change in redemption value of redeemable noncontrolling interest	—	—	—	21,077	79,806	12,320

Comprehensive loss attributable to holders of ordinary shares	(288,201)	(514,745)	(528,538)	(107,351)	(379,368)	(58,564)
Net loss attributable to holders of ordinary shares per share
Basic	(11.39)	(20.98)	(22.71)	(4.65)	(16.55)	(2.56)
Diluted	(11.39)	(20.98)	(22.71)	(4.65)	(16.55)	(2.56)
Net loss attributable to holders of ordinary shares per ADS(2)
Basic	(11.39)	(20.98)	(22.71)	(4.65)	(16.55)	(2.56)
Diluted	(11.39)	(20.98)	(22.71)	(4.65)	(16.55)	(2.56)

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,071,726	554,279	156,987	181,482	49,011	7,566
Non-current assets	460,228	447,730	328,617	261,477	460,837	71,141
Total assets	1,628,894	1,112,345	546,679	517,331	538,095	83,068
Total current liabilities	311,525	317,713	330,092	296,591	427,966	66,067
Total equity	1,251,831	749,212	190,133	64,888	(241,076)	(37,216)
Redeemable noncontrolling interest	—	—	—	131,497	178,605	27,572
Total liabilities, redeemable noncontrolling interest and equity	1,628,894	1,112,345	546,679	517,331	538,095	83,068

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information— Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2015 at US$1.00 to RMB6.4778, which was the noon buying rate in effect as of December 31, 2015. The prevailing rate on April 1, 2016 was US$1.00 to RMB6.4776. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 1)	6.4776	6.4776	6.4776	6.4776

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of RMB562.9 million, RMB128.9 million and RMB354.2 million (US$54.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively, as we continue to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from the new games we are currently developing or about to launch. Our operating expenses may increase in the future as we continue to explore various opportunities of new product development and business expansion in order to grow our revenues. In addition, in 2013, 2014 and 2015, we recorded a gross loss of RMB3.0 million, RMB21.5 million and RMB21.3 million (US$3.3 million), respectively, reflecting lower revenues generated coupled with the continued incurrence of a relatively fixed portion of our costs, such as overhead, depreciation and rental charges. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

                In addition, our cash and cash equivalents have significantly and generally decreased since 2009, primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games. Our cash and cash equivalents continued to decrease from RMB181.5 million as of December 31, 2014 to RMB49.0 million (US$7.6 million) as of December 31, 2015, primarily due to cash outflows to finance capital investment in our joint venture Oriental Shiny Star Limited, or Oriental Shiny, for licensing CrossFire 2 and operating activities for product development and sales and marketing, offset by cash received from the issuance and sale of the Convertible Notes and proceeds from an entrusted loan in December 2015. We recorded negative operating cash flow of RMB357.6 million, RMB269.1 million and RMB175.6 million (US$27.1 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Furthermore, as of December 31, 2013, 2014 and 2015, we recorded net current liabilities of RMB112.0 million, RMB40.7 million and RMB350.7 million (US$54.1 million), respectively. Our net current liabilities positions as of December 31, 2013, 2014 and 2015 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2015 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit report an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games, primarily mobile games and massively multiplayer online first-person shooter game, or MMOFPSs. However, we do not have a proven track record of developing such games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We need to continue to develop and release upgrades to our new online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games in China on terms acceptable to us or at all, or that we can maintain the expected life span of our new online games. If we are not able to license, develop or acquire additional, attractive online games with strong or lasting appeal to users, our business, financial condition and results of operations may be materially and adversely affected.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently depend on a limited number of games for substantially all of our revenues. In addition, we are currently focusing on developing a number of proprietary games and obtaining licenses to games to grow our business. Red 5 Studios, Inc., or Red 5, a subsidiary which we acquired in 2010, has developed Firefall, a MMOFPS game, for which we conducted a limited commercial release in China in November 2015 and expect to have a large-scale commercial launch in China in the second half of 2016. In November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate Entertainment Inc., or Smilegate, to publish and operate CrossFire 2 in China for an initial term of three years. Smilegate is currently in the process of developing CrossFire 2. However, there is no assurance that we or Smilegate can successfully develop the games we invest in, that we may successfully launch the games as expected on a timely basis, or at all, or if any newly launched games such as Firefall and CrossFire 2 would be widely accepted by game players. We have also invested in developing our proprietary mobile games in China, including Song of Knights and Winning Goal. Our business strategies may also involve the development and marketing of new products and services for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalents balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, payment of license fees and royalties, sales and marketing activities, investment or acquisition transactions. We expect to incur product development costs to develop our proprietary online games, including mobile games and MMOFPSs, and license fees and royalties to obtain game licenses from third-party developers. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. To meet our anticipated capital needs, we are considering multiple alternatives, including but not limited to additional equity financings, debt financings, other financing transactions, and cost control. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to successfully complete any such transaction or conduct any cost control measure with results favorable to us, or at all. If we are unable to obtain the necessary financing, we may need to license or sell our assets, seek to be acquired by another entity and/or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, in December 2015, we issued and sold senior secured convertible notes, or the Convertible Notes, in an aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days, in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued warrants, or the Warrants, in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. In addition, in December 2015, we obtained an entrusted loan of approximately RMB31.6 million (US$4.9 million) from a third party. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” The Convertible Notes and the aforesaid loan significantly increased our debt obligations and any conversion or exercise, as applicable, of the Convertible Notes and Warrants by Splendid Days may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance, our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

The Convertible Notes are subject to redemption rights by holders upon a change of control of our company or an event of default, and they contain covenants that may restrict our ability to declare dividends and our operational and financial flexibility.

In December 2015, we completed the issuance and sale of the Convertible Notes. Pursuant to the terms of the Convertible Notes, if we undergo a change of control, holders of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interests thereon, if any. The Convertible Notes define a “change of control” to include: (1) our company’s consolidation with, or merger with or into, any other company, and vice versa; (2) our company disposing of all or substantially all of its assets; (3) the adoption of a plan relating to the liquidation or dissolution of our company; or (4) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holders will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interests thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default of any indebtedness in the amount exceeding US$500,000. If there is a change of control of our company and any event of default under the Convertible Notes, and our cash flows and capital resources are insufficient to fund our debt service obligation, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, which could cause a material and adverse impact on our operations and financial results.

In addition, the Convertible Notes contains covenants that may limit our financial and operating flexibility. The covenants restrict our ability to, among other things, (1) make dividend or other distribution to our shareholders, and (2) sell or dispose of certain assets, if such action would result in an event of default under the Convertible Notes. As a result of the covenants, our ability to pay dividends or other distributions on our ordinary shares, including those represented by ADSs, may be limited. These covenants could also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

The Convertible Notes are secured by, among other things, a pledge of our 100% equity interest in The9 Computer, which may result in our loss of control over Shanghai IT if we default under the Convertible Notes.

The Convertible Notes are secured by a pledge of our 100% equity interest in each of The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, and China The9 Interactive (Shanghai) Limited, or C9I Shanghai, our wholly owned subsidiaries in China. Each of The9 Computer and C9I Shanghai holds a significant portion of our assets and operations in China, and The9 Computer possesses the effective control over Shanghai IT, the affiliated PRC entity that operates our online game business and other ICP related businesses, through a series of contractual arrangements. If we default under the Convertible Notes in the future, the holders may enforce their claims against our equity interests in these two wholly-owned subsidiaries to satisfy our obligations under the Convertible Notes. In such an event, the holders could gain ownership of all the equity interests in The9 Computer and C9I Shanghai, and, as a result, own and control these subsidiaries as well as Shanghai IT. As we conduct substantially all of our operations in China through Shanghai IT, if we default under the Convertible Notes, we could lose control or ownership of our assets and operations in China, which would materially and adversely affect our operations and financial results. In addition, the Convertible Notes are also secured by a mortgage over our office building in Shanghai, which we currently use as our principal executive offices.

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

Our operations are primarily conducted in China and a significant majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Although the Chinese economy has grown significantly in the past decade, it has started to slow down since 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Subsequent to the financial crisis in 2008, there has been considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Any prolonged slowdown in the global or Chinese economy the recurrence of any financial disruptions in any jurisdiction may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, our customers may reduce, delay or cease discretionary spending on our products and services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products.

The online game industry is constantly evolving in China. Customer demand for and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include, among others:

•	the popularity of online games that we operate;

•	our ability to introduce new online games that are attractive to customers;

•	competition in the online games market;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•	our ability to anticipate and timely and successfully adapt our product and service offerings constantly changing customer tastes and preferences;

•	the availability of other forms of entertainment;

•	customer demand for our in-game items; and

•	critical reviews and public reception of our new products.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. We currently offer online games including MMOFPSs and mobile games, as well as TV games. A decline in the popularity of the types of games we offer could adversely affect our business and prospects.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.

There are numerous online game operators in China. We expect that, given the relatively low entry barriers, more companies will enter the online game industry in China and a wider range of online games will be introduced to the Chinese market. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Holdings Limited, Shanda Games Limited, NetEase, Inc., Giant Interactive Group Inc., Changyou.com Limited, Beijing Kunlun Tech Co., Ltd., Perfect World Co., Ltd. and NetDragon Websoft Inc. As a result, we may not be able to devote the same degree of resources as our competitors do to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers. Our competitors may introduce new business methods from time to time. If these new business methods are more attractive to customers than the business methods we currently use, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods implemented by them. In addition, the increasing competition we anticipate in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

If we or our joint ventures fail to renew or acquire new online game licenses on favorable terms or at all, our future results of operations and profitability may be materially impacted.

Despite our effort to develop and offer our own proprietary games, we and our joint ventures also seek to offer games licensed from game licensors. In November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years. Smilegate is currently in the process of developing CrossFire 2. Historically, we have operated a number of games licensed from game licensors, all of which have expired or will soon expire after the date of this annual report. There is no assurance that we or our joint ventures will be able to acquire new online game licenses or favorable terms or at all, or that we or our joint ventures will be able to renew the game licenses upon their expiration.

We and our joint ventures need to renew existing licenses and may need to obtain new online game licenses, and any failure to do so on favorable terms or at all may materially and adversely affect our business, financial condition and results of operations. Online game developers may not grant or continue to grant licenses to us or our joint ventures due to commercial or other reasons. If we or our joint ventures are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or our joint ventures, resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game developers either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or our joint ventures, or otherwise, our operating results and our business would be harmed. We cannot assure you that online game developers will renew their license agreements with us or our joint ventures, or grant us or our joint ventures a license for any new online games that they will develop or make available to us or our joint ventures expansion packs for existing games. Any failure to obtain or renew online game licenses from online game operators could harm our future results of operations or the growth of our business.

If we and our joint venture Oriental Shiny are unable to successfully launch and operate CrossFire 2 in China, our future results of operations may be materially and adversely affected.

We plan to invest a significant amount of financial and personnel resources in launching and operating CrossFire 2 in China, which was licensed by Smilegate to our joint venture Oriental Shiny in November 2015 for an initial term of three years, subject to an extension to five years. Oriental Shiny is a joint venture formed by Smilegate and Globe Wealthy Link Limited, or Globe Wealthy, a wholly-owned subsidiary of System Link Corporation Limited, or System Link, our 50%-owned joint venture that we formed with Qihoo 360. CrossFire 2 is the sequel of CrossFire, a first-person-shooter PC online game in China and Smilegate is the developer of both games. Smilegate is currently in the process of developing CrossFire 2. There is no assurance that CrossFire 2 can be successfully developed, localized, tested and launched, or that once CrossFire 2 is launched, Oriental Shiny will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire 2 due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire 2 will attract sufficient users and be commercially successful.

In addition, we have made and may continue to make significant financial commitments under the CrossFire 2 license agreement. Pursuant to the CrossFire 2 license agreement, Oriental Shiny and Beijing Zhi’ao Network Technology Co., Ltd., or Beijing Zhi’ao, the PRC entity established to operate CrossFire 2 in China, has paid an initial license fee of US$50 million to Smilegate and may pay additional license fees of up to US$450 million subject to certain development milestones of CrossFire 2 and extension of the term of the license. The payment of license fee is partly guaranteed by us based on our equity interest in System Link. Oriental Shiny and Beijing Zhi’ao are also required to pay to Smilegate royalties, and Globe Wealthy is required to make additional cash contributions to Oriental Shiny as may be necessary for publishing, operating and marketing CrossFire 2. See “Item 4. Information on the Company—B. Business Overview—Arrangements with Smilegate regarding CrossFire 2.” If Oriental Shiny loses the exclusive CrossFire 2 license for failure to meet its financial obligations or other reasons, or if Oriental Shiny is unable to successfully launch and operate CrossFire 2 and generate revenues therefrom enough to offset our CrossFire 2-related costs and expenses, our future results of operations will be adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.

Selective acquisitions have been a part of our strategy to further expand our business in the past. However, the diversion of our management’s attention away from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, we have increasingly relied on our acquired subsidiaries to develop our own proprietary games. For example, Red 5, a subsidiary acquired in 2010, has developed Firefall, which we launched in North America and Europe in 2014 and expect to have a large-scale commercial launch in China in the second half of 2016. If our acquired subsidiaries are unable to develop, launch and operate games that are commercially successful and appeal to game players, our business, financial condition and results of operations may be materially and adversely affected.

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

Future equity investments or establishment of joint ventures may have an adverse effect on our financial results and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint venture we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. For example, in August 2014, we formed our joint venture company, System Link, with Qihoo 360, for publishing and operating Firefall for a five-year term in China. In November 2015, our joint venture Oriental Shiny, which is majority-owned by System Link, obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. Smilegate is currently in the process of developing CrossFire 2. If we fail to maintain our relationship with Qihoo 360 and fail to identify an alternative partner with similar resources, we may no longer be able to continue to carry out the business conducted through System Link, and our operating results may be materially and adversely affected. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

Any delay or failure by the online game platforms or distributors to successfully market or sell our products and services could adversely affect our business and results of operations.

We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China and overseas markets, such as North America, Europe and Southeast Asia. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. A delay or failure by the online game platforms or distributors to successfully market or sell our prepaid cards or products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with the online game platforms and distributors, and any failure to do so could materially and adversely affect our business and results of operations could be materially and adversely affected.

We rely on services and licenses from third parties to carry out our businesses, and if there is any negative development in these services or licenses, our end users may cease to use our products and services.

In addition to our online payment systems and distribution systems for which we significantly rely on third-party services, we also rely on third-party services and licenses for our operations. For example, we rely on third-party licenses for some of the software underlying our technology platform, and we rely on China Telecom’s Internet data centers to host our servers. See “Item 4. Information on the Company—B. Business Overview—Pricing, Distribution and Marketing.” In addition, we expect to continue to derive a considerable amount of our revenues from our licensed online games in the near term.

Any interruption or any other negative development in our ability to rely on these services and licenses, such as material deterioration of quality of the third-party services or the loss of intellectual property relating to licenses held by our licensors, could have a material and adverse impact on our business operations. In particular, our game licensors may be subject to intellectual property rights claims with respect to the games or software licensed to us. If such licensors cannot prevail on the legal proceedings brought against them, we could lose the right to use the licensed games or software. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions on a timely basis or on terms favorable to us. If any of these events occur, our end users may cease using our products and services, and our business, financial condition and results of operations may be materially and adversely affected.

Unexpected network interruptions caused by system failures or other internal or external factors may lead to user attrition, revenue reductions and may harm our reputation.

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai, Beijing, Nanjing, and Taicang. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

There is no assurance that our online games, including our mobile games, or other content posted on our websites, whether proprietary or licensed from third parties, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in May 2012, the People’s Supreme Court of China affirmed a judgment against us and other defendants in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the People’s Supreme Court’s judgment, we are required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB2.2 million. In June 2013, Beijing No.1 People’s Intermediate Court issued a judgment against us in a lawsuit filed by Diego Maradona, a former Argentina soccer player, which ruled that we infringed Maradona’s personal right by using his name and photos on our game “Winning Goal,” a web and social game we previously operated, without proper authorization. We were required to compensate Maradona an aggregate amount of RMB3.0 million and any accrued interests thereof for late payment. In February 2015, we entered into a settlement agreement with the plaintiff for a total payment of RMB3.3 million (US$0.5 million) to settle the matter. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Our operating results may fluctuate due to various factors, and therefore may not be indicative of our future results.

Our operating results have experienced fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches, the expiration of existing game licenses, and acquisition or disposal of subsidiaries. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market and development and promotional expenses related to the introduction of new products. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.

To a significant degree, our operating expenses are based on planned expenditures and our expectations regarding prospective customer usage. Failure to meet our expectations could disproportionately and adversely affect our operating results in any given period. As a result, our historical operating results may not necessarily be indicative of our future results.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our business and prospect depend heavily upon the continued services of our senior executives. We rely on their expertise in business operations, technology support and sales and marketing and on their relationships with our shareholders and distributors. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expense to recruit and train personnel.

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

Our business relies on our ability to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives.

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

In July 2006, the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology), or MIIT, issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to MIIT before November 1, 2006. Since the MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the MII Notice. All relevant transfers have been completed and relevant approvals have been obtained.

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

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice and the GAPP Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements for our operations and operating licenses in China, which may not be as effective in providing operational control as direct ownership.

Because the PRC government restricts our ownership of ICP, Internet culture operation and Internet publishing businesses in China, we primarily depend on Shanghai IT, in which we have no ownership interest, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to obtain effective control over Shanghai IT. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Shanghai IT. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In particular, a recently released draft version of the PRC Foreign Investment Law from the MOFCOM may have a substantial impact on our corporate structure as well as our business operations. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” We have historically derived significant revenues from Shanghai IT. For the years ended December 31, 2013, 2014 and 2015, Shanghai IT contributed 82.6%, 66.4% and 74.1%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask The9 Computer, our PRC wholly owned subsidiary and a party to the Call Option Agreement, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

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

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT and our other affiliated entities were not made on reasonable or arm’s length commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by our affiliated entities, which could adversely affect us by: (i) increasing the tax liability of our affiliated entities without reducing our other PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to our affiliated entities for underpaid taxes; or (ii) limiting the abilities of our affiliated entities to maintain preferential tax treatments and other financial incentives.

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

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or complete filings for online games, including mobile games, may materially delay or otherwise affect a game operator’s plan to launch new games, and the operator may be subject to fines, the restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe.

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

Incsight Limited, or Incsight, a company wholly-owned by Jun Zhu, our chairman and chief executive officer, and Bosma Limited, or Bosma, the two largest shareholders of our company, collectively own a significant percentage of our outstanding ordinary shares. Incsight and Bosma have entered into a voting agreement to vote together with respect to the election of our directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Voting Agreement.” As a result, these shareholders will continue to exert significant control over all matters requiring shareholder approval, including but not limited to, the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire. In addition, the rights of minority shareholders and the fiduciary duties of directors in the Cayman Islands may not be as extensive as those in the United States or elsewhere, and the ability to assert shareholder rights may be comparatively limited.

The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease .

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

We are required to pay value added tax as a result of tax reforms in various regions in China and we may be subject to similar tax treatments elsewhere in China.

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Eight Cities and Provinces such as Beijing, or Circular 71, which further extended areas subject to the pilot program to cover eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their VAT payable amount by the VAT which they paid in connection with its purchasing activities, or its Input VAT. Certain services provided by Shanghai The9 Education Technology Co., Ltd. (formerly named as Shanghai The9 Education Software Technology Co., Ltd.), or The9 Education, and our other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. There is significant uncertainty relating to the interpretation and enforcement of such circulars by the national and the local tax authorities and other relevant authorities. Beginning from August 1, 2013, the VAT reform was expanded to all regions in the PRC. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

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

Since we may pursue acquisition as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains and impose tax return filing obligations on us or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

On January 8, 2009, our board of directors adopted a shareholder rights plan. Under the rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event that, subject to limited exceptions, a person or group obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, such person or group will become the acquiring person under the plan. As a result, these rights will entitle the holders, other than the acquiring person, to purchase upon the exercise of such right the number of our ordinary shares having a market value of two times the then current purchase price associated with the right. For example, at a purchase price of US$19.50 per right, each right not owned by an acquiring person would entitle its holder to purchase US$39.00 worth of our ordinary shares for US$19.50.

This rights plan and the other anti-takeover provisions of our amended and restated memorandum and articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our amended and restated memorandum and articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Some of our subsidiaries, affiliated entities and joint ventures in China engaged in business activities that were not within the authorized scope of their respective licenses in the past. The relevant PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2015. We however were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2015.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and such requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

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

Currently, most of our recurring users are young males, including students. Due to the higher degree of user loyalty to MMORPGs, easy access to personal computers and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China as exerting a negative influence on young people. Due primarily to such adverse public reaction, some local governments in China have tightened their regulation of Internet café operations through, among other things, limiting the number of new operating licenses issued and further reducing the hours during which Internet cafés are permitted to be open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As a significant portion of our customers’ access our games from Internet cafés, any restrictions placed on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction or slowdown in the growth of our customer base, thus adversely affecting our business and results of operations.

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

We conduct substantially all of our business operations in China. As the gaming industry is highly sensitive to business and personal discretionary spending, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has slowed down since 2012 and has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

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

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of (i) all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or to complete filings for online games, including mobile games, may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.

We are exposed to foreign exchange risk arising from various currency exposures. Our profit or loss in Red 5, a portion of our financial assets, and the Convertible Notes are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Since the change in policy in July 2005, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

A significant portion of our revenues and costs are denominated in RMB, while a portion of our financial assets are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, a significant portion of our revenues are denominated in RMB. Restrictions on currency exchange in China limit our ability to utilize revenues generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

We conduct our business primarily through our subsidiaries and affiliated entities incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5450 to remain listing on the Nasdaq Global Market. The listing standards of the NASDAQ Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to satisfy Nasdaq Global Market’s continued listing requirements in the future and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchange or trading venues.

However, there can be no assurance that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

We may be classified as a passive foreign investment company for the taxable year ended December 31, 2015, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income, or (2) at least 50% of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holders may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we in fact, cease to be a PFIC in subsequent taxable years. See “Item 10. Additional Information—E. Taxation—U. S. Federal Income Taxation—Passive Foreign Investment Company.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ADSs and ordinary shares as well as the application of the PFIC rules.

Substantial future sales or the perception of sales of our ADSs or ordinary shares could adversely affect the price of our ADSs.

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Spendid Days in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued the Warrants in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” We will register the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, and use our best efforts to cause such registration statement to be declared effective by the SEC as promptly as possible after the initial filing. Upon registration, any ordinary shares that Splendid Days would acquire by conversion of the Convertible Notes or exercise of the Warrants will become freely tradable.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	announcements of new games by us or our competitors;

•	changes in financial estimates by securities analysts;

•	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;

•	conditions in the Internet or online game industries;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in the exchange rates between the U.S. dollar and the RMB;

•	addition or departure of key personnel; and

•	pending and potential litigation.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are an exempted company incorporated in the Cayman Islands, and we conduct a substantial portion of our operations through our wholly-owned subsidiaries and affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to request your instruction. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about a shareholders’ meeting enough in advance to withdraw the shares. Pursuant to our amended and restated memorandum and articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Pursuant to the amended and restated Deposit Agreement dated November 2010 that we entered into with our depositary, if after complying with the procedures set forth in the agreement, the depositary does not receive instructions from the owner of a receipt on or before the instruction date, the depositary shall vote such deposited securities in accordance with the recommendations of our board of directors as advised by our company in writing. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you request.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Due to the current restrictions on foreign ownership of ICP and Internet culture operation in China, currently, we primarily rely on Shanghai IT, one of our affiliated PRC entities, in holding certain licenses and approvals necessary for our business online game operations through a series of contractual arrangements with Shanghai IT and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities” for details of the contractual arrangements with Shanghai IT and its shareholders. We do not hold any equity interest in Shanghai IT.

We operated WoW, a MMORPG licensed from Blizzard Entertainment, Inc., in China between June 2005 and June 2009 and had relied on the game as a major source of revenue during that period. After the non-renewal of the WoW license, we continued to operate our other licensed and proprietary games.

In April 2010, we acquired a controlling interest in Red 5, an online game developer based in the United States. As of December 31, 2015, on an as-converted basis, we and Shanghai Oriental Pearl (Group) Co., Ltd., which is a public company listed on the Shanghai Stock Exchange and operates in culture and entertainment industry in China, owned approximately 72.8% and 22.8%, respectively, of the equity interest in Red 5. Red 5 is developing Firefall, a MMOFPS game, for which we conducted a limited commercial release in China in November 2015 and expect to have a large-scale commercial launch in China in the second half of 2016. We have licensed Firefall to System Link, our joint venture with Qihoo 360 Technology Co., Ltd., or Qihoo 360, for publishing and operating Firefall for a five-year term in China, as discussed below.

In July 2014, we and Qihoo 360 entered into an agreement to form a joint venture in which each party shall own 50% equity interest in the joint venture and share profits based on the respective equity interests in the joint venture. The joint venture, System Link Corporation Limited, or System Link, was formed in August 2014. In August 2014, our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, entered into a license agreement with System Link for publishing and operating Firefall for a five-year term in China. Under this license agreement, System Link is expected to pay to us no less than US$160 million (including license fee and royalties) during the term of the agreement. We do not consolidate the results of System Link into our results of operations and treat it as an equity investee.

In February 2013, we established a new joint venture, namely Zhongxing The9 Network Technology Co., Ltd., or ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate the business of “Fun Box,” a home entertainment set top box. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2015, we held 30.2% equity interest of ZTE9. We do not consolidate the results of ZTE9 into our results of operations and treat it as an equity investee.

In August 2014, Shanghai IT sold 100% equity interest in Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, to Shanghai Zhengwu Investment Center (Limited Partnership), a third party, for a total consideration of RMB200 million in cash. Huopu Cloud developed and held a web game QiJiGuiLai.

In February 2016, Shanghai The9 Education Technology Co., Ltd., one of our consolidated affiliated entities, was approved to list its shares on the National Equities Exchange and Quotations, commonly known as the New Third Board, an emerging over-the-counter market in China. Such listing of shares remains subject to completion of registration procedures with relevant authorities in China.

In August 2015, Globe Wealthy Link Limited, or Globe Wealthy, a wholly-owned subsidiary of System Link, entered into an agreement with Smilegate Entertainment Inc., or Smilegate, a Korean game developer, to form a joint venture. The joint venture, Oriental Shiny Star Limited, or Oriental Shiny, was formed in August 2015. Smilegate shall hold nominal shares in Oriental Shiny upon the incorporation of Oriental Shiny. In November 2015, Oriental Shiny entered into a license agreement with Smilegate for publishing and operating CrossFire 2 in China on an exclusive basis for an initial term of three years, subject to an extension to five years. See “Item 4. Information on the Company—B. Business Overview—Arrangements with Smilegate regarding CrossFire 2.” Smilegate is currently in the process of developing CrossFire 2. We do not consolidate the results of Oriental Shiny into our results of operations and treat it as an equity investee.

In November 2015, we disposed of 58% equity interest in Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, which operates our mobile advertising platform and was wholly-owned by Shanghai IT prior to such disposal. We account for Shanghai Jiucheng Advertisement as an equity investment after such disposal.

In December 2015, we entered into an agreement to form a joint venture with Youku Tudou Inc., a multi-screen entertainment and media company in China, or Youku Tudou, for the purpose of online games development and operation, movies, network television series and network variety show production, publishing, operation and other related businesses in China. We agreed with Youku Tudou that each party shall own 50% equity interest in the joint venture and share profits based on the respective equity interests in the joint venture. The joint venture, Jiuhe Digital & Entertainment Co., Ltd., or Jiuhe Digital, is expected to be formed in 2016. Jiuhe Digital is expected to be engaged in online games development and operation, movies, network television series and network variety show production, publishing, operation and other related businesses. We do not consolidate the results of Jiuhe Digital into our results of operations and treat it as an equity investee.

In March 2016, we entered into a non-binding memorandum of understanding, or MOU, with L&A International Holding Limited, or L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and certain other shareholders of Red 5. Pursuant to the MOU, we have agreed to exchange approximately 30.6% equity interest that we own in Red 5 for such number of newly issued shares of L&A which has the same value as the exchanged Red 5 equity interest. The other participating shareholders of Red 5 will exchange an aggregate of approximately 14.4% equity interest in Red 5 based on the same terms. The total valuation for the 45% equity interest in Red 5 subject to this exchange is expected to be approximately US$76.5 million, subject to adjustments by no more than 15% based on the results of due diligence exercises to be conducted by both parties. The completion of the transaction is subject to the parties’ execution of definitive agreements and customary closing conditions to be stipulated therein. If the transaction is completed in accordance with valuation of the MOU, we expect to receive ordinary shares of L&A with a valuation ranging from US$44 million to US$60 million.

Our principal executive office is located at Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China, and our telephone number is +86-21-5172-9999. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We primarily operate proprietary and licensed online games, including MMOFPSs, mobile games and TV games. We have developed proprietary games, including Firefall and Song of Knights, and are developing several proprietary mobile games. We have also obtained an exclusive license to operate CrossFire 2, an MMOFPS in development, in China through a joint venture. We also develop and operate the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV, through a joint venture.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs. They purchase in-game items primarily through our Pass9 payment system, or by using prepaid cards purchased at online game platforms. Pass9 is a proprietary, fully integrated online membership management and payment system, which offers one-stop account management and payment services to our customers. To ensure quality customer service and seamless operations, we maintain a powerful technology platform consisting of numerous servers and network devices located in four Internet data centers in China.

As mobile business has become increasingly popular in China, we are also developing our mobile application platforms. We established a mobile business unit in April 2010 and started to expand into the mobile business. We also operate our proprietary mobile advertising platform, Juzi, and a mobile app education business.

We plan to further expand the size and capabilities of our development team by recruiting additional talented program developers, game designers and graphic artists. We also plan to introduce new game features and improve operations infrastructure to meet evolving customer tastes and expectations.

Products and Services

Online Games

We offer online games including MMOFPSs, mobile games and TV games that we developed or licensed. Our other products and services include training and mobile advertising platform, which is operated by our equity investee. In a typical MMOFPS, thousands of players play in the same game world at the same time. MMOFPS players can select a specific character to compete within the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMOFPSs incorporate many cutting-edge technology features, including:

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

As of the date of this annual report, we or our joint ventures own or have exclusive licenses to operate the following major online games in China and other countries:

Game	Developer/ Licensor	Description	Status
Firefall	Red 5	3D MMOFPS	Commercially launched in North America and Europe in July 2014; Limited commercial release in China in November 2015

Game	Developer/ Licensor	Description	Status
Expected to have a large-scale commercial launch in China in the second half of 2016

Song of Knights	The9	Mobile game	Limited commercial release in China in November 2015

CrossFire 2	Smilegate Entertainment Inc.	3D MMOFPS	Under development by Smilegate

•	Firefall. Since our acquisition of Red 5 in April 2010, Red 5 devoted substantially all of its operating activities to the development of Firefall, a MMOFPS. Red 5 had previously entered into a game development and licensing agreement with Webzen, a third-party operator, in February 2006.

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

As part of the assignment arrangement, we paid US$10.0 million and guaranteed to pay US$12.7 million to Webzen. We also pledged certain intellectual property in relation to the game to secure the guaranteed amount. As of December 31, 2015, the outstanding guaranteed payment amount was US$3.1 million (RMB20.0 million). In addition, Webzen will also share certain future revenues generated from the licensing and royalties of Firefall for a certain period of time.

In November 2011, Red 5 Singapore granted a six-year license of Firefall to Garena Online Private Limited for exclusive distribution rights in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, for US$23 million plus any royalties payable.

In August 2014, Red 5 Singapore entered into a license agreement with System Link, our joint venture with Qihoo 360, for System Link to publish and operate Firefall for a five-year term in China. Under this license agreement, System Link is expected to pay to us no less than US$160 million (including license fee and royalties) during the term of the agreement.

•	Firefall was commercially launched in North America and Europe in July 2014. We conducted a limited commercial release on Firefall in China in November 2015 and expect to have a large-scale commercial launch of the game in China in the second half of 2016.

•	Song of Knights. We have been developing our own proprietary mobile game, Song of Knights, since 2014. We conducted a limited commercial release in China in November 2015 and expect to have a large-scale commercial launch of the game in China in the first half of 2016. We also licensed Song of Knights to different game operators for distribution in Korea, Vietnam, Taiwan, Malaysia, Hong Kong, Singapore and Macau.

•	CrossFire 2. In November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. CrossFire 2 is the sequel of CrossFire, a first-person-shooter PC online game in China. Smilegate is currently in the process of developing CrossFire 2. We do not consolidate the results of Oriental Shiny into our results of operations and treat it as an equity investee. See “—Arrangements with Smilegate regarding CrossFire 2.”

In preparation for the commercial launch of a new game, we conduct “closed beta testing” of the game to resolve operational issues, which is followed by “limited commercial release” and “open beta testing.” In both limited commercial release and open beta testing, we allow our registered users to play without removing their in-game data to ensure the performance consistency and stability of our operating systems. While we limit the number of users allowed to play the game in limited commercial release, we do not set such a limit in open beta testing. We can choose to start charging users in limited commercial release or open beta testing or at a later stage at our discretion.

Our online games are available 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from personal computers at home or at Internet cafés equipped with multiple personal computers that have Internet access. Currently, a significant portion of our users access the game through Internet cafés throughout China which sell prepaid game cards or prepaid game points to their customers. To offset the impact of the limited use of online and credit card payment systems in China, we have introduced Pass9, a prepaid game playing time purchase and management system. See “—B. Business Overview—Membership Management and Payment System.”

TV Game Platform. In February 2013, we established ZTE9, a joint venture, with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province of China. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment to ZTE9. The joint venture is going to develop and operate the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV.

Other Products and Services

Our other products and services mainly consist of training and mobile advertising.

Training Services. Our training services primarily relate to smart phone application programming training provided to college students in China.

Mobile Application Advertising Platform. We established a wireless business unit in April 2010 and started to expand into the wireless business. We develop and operate our mobile advertising platform, Juzi, under our wireless business unit. Juzi is currently operated by Shanghai Jiucheng Advertising, our equity investee.

Arrangements with Smilegate regarding CrossFire 2

In 2015, Globe Wealthy, a wholly-owned subsidiary of System Link, our 50%-owned joint venture, and Smilegate formed Oriental Shiny as a joint venture company for publishing and operating CrossFire 2 in China on an exclusive basis for an initial term of three years, subject to an extension to five years. Certain principal terms of the contractual arrangements are described below.

Joint Venture Agreement dated August 20, 2015 by and between Globe Wealthy and Smilegate. Pursuant to this agreement, Globe Wealthy shall contribute to Oriental Shiny an initial capital of US$50 million, and additional capital of US$70 million and US$180 million after closed beta testing and commercial launch of CrossFire 2, respectively. Such capital shall be used to pay the license fee for the initial three-year term under the CrossFire 2 license agreement between Oriental Shiny and Smilegate. In addition, Globe Wealthy will make additional cash contributions to Oriental Shiny as may be necessary for publishing, operating and marketing CrossFire 2. If the CrossFire 2 license is extended for two years for an additional license fee of US$200 million pursuant to the terms of the license agreement, Globe Wealthy will be required to make an additional capital contribution of US$200 million to Oriental Shiny for the payment of such additional license fee. Smilegate shall hold nominal shares in Oriental Shiny upon the incorporation of Oriental Shiny.

Pursuant to the joint venture agreement, Oriental Shiny shall establish a wholly-owned subsidiary in China, which will operate CrossFire 2 through a PRC entity that it effectively controls through a series of contractual arrangements. The wholly-owned subsidiary, Oriental Shiny Star Information Technology (Beijing) Co., Ltd., or Oriental IT, was formed in February 2016, and the operating PRC entity, Beijing Zhi’ao Network Technology Co., Ltd., or Beijing Zhi’ao, was formed in October 2015. Oriental IT is expected to enter into contractual arrangements with Beijing Zhi’ao and the shareholders of Beijing Zhi’ao to obtain effective control over Beijing Zhi’ao. The board of Oriental Shiny consists of three directors, including two directors nominated by Globe Wealthy and one director nominated by Smilegate. Certain matters of Oriental Shiny require the unanimous consent of the directors, including, among other things, appointment and removal of senior management, disposal of material assets, the entering into, amendment or termination of material contracts, transfer or licensing of intellectual property or technology, declaration of dividend, and making or extension of loans. Certain matters of Oriental Shiny require consents of both Globe Wealthy and Smilegate, including, among other things, amendment to the articles of association, change in capital structure and merger and acquisition with other companies. The initial term of the joint venture is 20 years, and may be terminated at any time by written agreement between Globe Wealthy and Smilegate.

Exclusive License and Distribution Agreement dated November 24, 2015 by and among Oriental Shiny, Beijing Zhi’ao and Smilegate. Pursuant to this agreement, Smilegate granted to Oriental Shiny and Beijing Zhi’ao an exclusive, non-sublicenseable and non-transferable license to publish and operate CrossFire 2 in China. Oriental Shiny and Beijing Zhi’ao shall pay an initial license fee of US$50 million, and additional license fees of US$70 million and US$180 million after closed beta testing and commercial launch of CrossFire 2, respectively. The payment of license fee is guaranteed by Qihoo 360 and our company based on the respective equity interests of the parties in System Link. Oriental Shiny and Beijing Zhi’ao are also required to pay Smilegate royalties. This agreement has an initial term of three years after the commercial launch of CrossFire 2, and will be extended for two years (i) automatically if the total gross revenue is larger than the total costs and expenses incurred by Oriental Shiny and Beijing Zhi’ao for the initial three-year term, or (2) at the option of Oriental Shiny and Beijing Zhi’ao. In either case, any extension for a two-year term will be subject to an additional license fee of US$200 million. This agreement may be terminated upon agreement by the parties.

Guarantee Letter dated November 24, 2015 by and among the our company, Shanghai IT and Smilegate. Our company and Shanghai IT agreed to jointly and severally guarantee the payment of license fee by Globe Wealthy under the Exclusive License and Distribution Agreement proportional to our equity interest in System Link. The remaining licensing fee is guaranteed by Qihoo 360 under a separate guarantee letter.

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

Purchase of In-game Items

A customer can access online games free of charge and buy in-game items online by charging a payment directly to Alipay, or by credit card or debit card.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in four Internet data centers in China as of December 31, 2015;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of IBM storage systems,HP, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Holdings Limited (which operates CrossFire, League of Legends and Dungeon & Fighter), Shanda Games Limited (which operates Woool, Mir II, Dragon Nest and Million Arthur), NetEase, Inc. (which operates Fantasy Westward Journey, World of Warcraft and Hearthstone: Heroes of Warcraft), Giant Interactive Group Inc. ( which operates ZT Online and Passion Leads Army Online), Changyou.com Limited (which operates Dragon Oath 3D and The Legend of Qin II) , Beijing Kunlun Tech Co., Ltd. (which operates Ragnarok Online, Tales of Swordman and Crazy Horde), Perfect World Co., Ltd. (which operates Perfect World II, Zhu Xian3 and DOTA2) and NetDragon Websoft Inc. (which operates Moyu, Conquer and Dungeon Keeper Online).

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. As a result, we conduct our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, one of our affiliated PRC entities. Shanghai IT is owned by Zhimin Lin and Wei Ji, both of whom are PRC citizens.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the Ministry of Culture, GAPPRFT and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000), as amended in 2014;

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2009);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011;

•	Administrative Measures on Network Publication (2016);

•	The Tentative Measures for Administration of Online Games (2010); and

•	The Foreign Investment Industrial Guidance Catalogue (2015).

In July 2006, MIIT issued the MII Notice. The MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion to adopt one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and network publication service licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC entity that provides value-added telecommunications services (except for e-commerce services). ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in China.

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Administration of Internet Culture (2011), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Furthermore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPPRFT prior to commencement of operations in China.

GAPPRFT and MIIT jointly impose a license requirement for any company that intends to engage in network publishing, defined as any activity of providing network publications to the public through information networks. Network publications refer to the digitalized works with publishing features such as editing, producing and processing. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in China.

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

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. It is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. Other government agencies that have regulatory jurisdiction over the online game operations in China, such as the Ministry of Culture and MIIT, did not join GAPP in issuing the GAPP Circular. To date, GAPPRFT has not issued any interpretation of the GAPP Circular. It is not yet clear how this GAPP Circular will be implemented. The relevant governmental authorities have broad discretion to adopt one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and network publication service licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which took effect on June 1 2015. Pursuant to SAFE Circular 13, the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, which took effect on June 1, 2015. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE.

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

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. Our office building has been mortgaged to secure the Convertible Notes in the aggregate principal amount of US$40,050,000 issued and sold to Splendid Days and an entrusted loan of approximately RMB31.6 million (US$4.9 million) that we obtained from a third party in December 2015. In addition, we have subsidiaries located in the United States, Singapore and South Korea and small branch offices in Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in four Internet data centers in China.

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

Revenue Composition and Sources of Revenue. In 2013, 2014 and 2015, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both as absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	95,131	89.2	55,418	85.5	40,504	6,253	86.9
Other revenues	11,496	10.8	9,422	14.5	6,106	943	13.1

Total revenues	106,627	100.0	64,840	100.0	46,610	7,196	100.0

Online Game Services. In 2013, 2014 and 2015, revenues from our online game services amounted to RMB95.1 million, RMB55.4 million and RMB40.5 million (US$6.3 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid game cards and prepaid online points. Fees from prepaid game cards and prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Other Revenues. Other revenues mainly included revenues from mobile advertisement and trainings.

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

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment on equipment, intangible assets and other long-lived assets and allowance on long-term receivables.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB213.2 million, RMB156.3 million and RMB135.0 million (US$20.8 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Most of our proprietary online games have entered into their final stages of development and we have ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB116.7 million, RMB51.8 million and RMB31.7 million (US$4.9 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB162.0 million, RMB111.2 million and RMB131.8 million (US$20.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively. General and administrative expenses continued to decrease from 2013 to 2015 reflecting our cost cutting efforts. We expect general and administrative expenses including share-based compensation expenses will remain relatively stable at the current level in the near future.

Impairment on Long-lived Assets. Impairment charges relate to the impairment on certain equipment and intangible assets amounting to RMB5.7 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

(Provision) Reversal of Provision for Allowance for Long-term Receivables and Prepayments. We recorded allowance on long-term receivable of RMB29.7 million, RMB3.6 million and RMB8.4 million (US$1.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively. We reversed the provision of RMB17.9 million for the year ended December 31, 2014. The allowance on long-term receivable in 2013 was primarily due to certain prepayment made to an equipment supplier. In 2014, we reversed all such allowance as we reevaluated the collectability of the receivables and determined that the payments can be collected. We collected the amount in full in 2015. The allowance on long-term receivable in 2015 was related to the receivable from WoW game points refund agent.

Gain/loss on Disposal of Subsidiaries. We recorded a gain on disposal of a subsidiary of RMB3.3 million (US$0.5 million) in October 2015 in connection with the disposal of 58% equity interest in Shanghai Jiucheng Advertisement, which operates our mobile advertising platform. We recorded a gain on disposal of subsidiaries disposal of RMB165.4 million in 2014 in connection with disposal of our equity interests in Huopu Cloud and Shanghai Kai Yue Information Technology Co. Ltd., or Kai Yue. We did not record any gain on disposal of subsidiaries in 2013.

Other Operating Income (Expenses). We had operating expenses of RMB1.6 million (US$0.2 million) in 2015, representing a loss on disposal of property, equipment and software. Our other operating income in 2013 and 2014 represented rental income, which amounted to RMB120,000 and RMB75,000, respectively.

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

Income and Sales Taxes

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Our subsidiaries and affiliated entities in the PRC that hold a HNTE qualification are entitled to enjoy a 15% preferential EIT rate.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. In October, 2011, China’s Ministry of Finance and the SAT jointly issued the Circular 110 to launch the VAT reform pilot program in Shanghai. Following the Circular 110, the Ministry of Finance and the SAT jointly issued the Circular 111 in November 2011 to provide detailed implementation rules for the program. The two circulars, which would be effective from January 1, 2012, stipulated that certain services, subject to the pilot programs, shall be subject to VAT instead of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued Circular 71 which further extended areas subject to the pilot program to eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their Input VAT. Certain services provided by Shanghai The9 Education Technology Co., Ltd. and other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

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

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods. However, it is not clear whether the regulatory authority of GAPPRFT applies to the regulation of ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular does not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT might preclude us from consolidating Shanghai IT in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and network publication service licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which ranges from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, we consider the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. We continually monitor the operational statistics and usage patterns.

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

Other Revenues

Other revenues include those generated from training and advertising services.

Training and advertisement

Training and advertisement revenue include revenues generated from providing technical training to college students on mobile application programming and, prior to the sale of our 58% equity interest in our mobile advertising platform, advertising services on our mobile advertising platform. These revenues are recognized when delivery of the website advertisement has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Income Taxes

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2013, 2014 and 2015, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2013, 2014 and 2015, we did not have any material interest and penalties associated with tax positions.

Intangible Assets

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2013, 2014 and 2015, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2013, 2014 and 2015.

Share-Based Compensation

Under our Option Plan, we granted a total of 355,000 and 10,110,000 options to our employees and directors in 2013 and 2015, respectively. We did not grant any options under the Option Plan in 2014.

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

In addition, on December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, our chairman and chief executive officer, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. Of such shares, 500,000 ordinary shares were vested and issued to Incsight Limited, a company wholly owned by Jun Zhu, on November 17, 2015. We considered the grant of ordinary shares as an incentive to retain Mr. Jun Zhu’s services with our company. The awarded non-vested shares would be valid for five years from December 8, 2010. The fair value of the granted non-vested shares is US$6.48 per share, the market price on the date of grant. We record share-based compensation expenses for these performance-based awards based upon our estimate of the probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). We periodically adjust the cumulative share-based compensation recorded when the probable outcome for these performance-based awards is updated based upon changes in actual and forecasted operating results. Our actual performance against the performance targets could differ materially from our estimates.

In May 2011, we granted 30,000 ordinary shares to each of our four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his service as of such date. An aggregate of 40,000 ordinary shares vested in each of July 2011, July 2012 and July 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

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

Share-based compensation expenses of RMB29.2 million, RMB3.7 million and RMB34.0 million (US$5.2 million) were recognized for the years ended December 31, 2013, 2014 and 2015, respectively, for options and warrants granted to our company’s and its subsidiaries’ employees and directors, including incremental compensation cost due to the modification of option exercise price in April 2013 and November 2015.

Impairment Loss of Equity Investment

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of equity investment are higher than related fair value and that this decline is other-than-temporary, the carrying value of the equity investment is adjusted downward to reflect these declines in value. Impairment loss relating to investment in an equity investee of RMB41.7 million, nil and nil was recognized in 2013, 2014 and 2015, respectively.

Impairment on Long-lived Assets and Allowance on Long-term Receivable

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to equipment amounting to RMB1.9 million, nil and nil were recognized in 2013, 2014 and 2015, respectively. Impairment charges relating to intangible assets and other assets amounting to RMB3.8 million, RMB3.6 million and RMB8.4 million (US$1.3 million) were recognized in 2013, 2014 and 2015, respectively. Impairment charges relating to other long-lived assets amounting to RMB11.8 million, nil and nil were recognized in 2013, 2014 and 2015, respectively. We determine the allowances on long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, we reverse the allowance. We provided allowance on long-term receivables amounting to RMB17.9 million in 2013 while in 2014 we reversed the allowance on long-term receivables amounting to RMB17.9 million.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.2 million) as of December 31, 2015.

Convertible Notes and Beneficial Conversion Feature (“BCF”)

We have issued convertible notes and warrants in December 2015. We have evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on our evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion pursuant to the terms of the convertible note agreement is below market value. In these instances, the value of the BCF is determined as the intrinsic value of the conversion feature, which is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceeds is allocated to the warrant based on the fair value of the warrants as of the date of issuance. The allocated fair values for the warrants and BCF are both recorded in the financial statements as debt discounts from the face amount of the notes, which are then accreted to interest expense over the life of the related debt using the effective interest method.

Warrants

We account for the detachable warrants issued in connection with convertible notes under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock. We classify warrants in our consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. We use the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of our common stock at the date of issuance, and at each subsequent reporting period, is based on historic fluctuations in our stock price. The risk-free interest rate is based on U.S. government bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on the historical pattern of exercises of warrants.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. We are currently assessing the impact that the guidance will have on our financial condition and results of operations.

In February 2015, the FASB issued ASU 2015-02 to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. Stakeholders expressed concerns that current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this update rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 to simplify presentation of debt issuance costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We have adopted this guidance as of December 31, 2015. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cash flows.

In May 2015, the FASB issued ASU 2015-07, Topic 820, and Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

In November 2015, the FASB issued ASU 2015-17 to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. We have adopted this guidance during the year ended December 31, 2015 with a retroactive application. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01 to improve and to achieve convergence of their respective standards on the accounting for financial instruments and enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The FASB board is also addressing measurement of credit losses on financial assets in a separate project. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Early application is permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and non-public entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	95,131,347	55,417,700	40,504,363	6,252,797
Other revenues	11,495,630	9,421,865	6,105,523	942,530
Sales taxes	(1,850,908)	(562,674)	(198,555)	(30,652)

Net revenues	104,776,069	64,276,891	46,411,331	7,164,675
Cost of revenue	(107,803,360)	(85,782,569)	(67,743,995)	(10,457,871)

Gross profit (loss)	(3,027,291)	(21,505,678)	(21,332,664)	(3,293,196)

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$(1)
Operating expenses:
Product development	(213,243,567)	(156,253,036)	(135,042,829)	(20,847,020)
Sales and marketing	(116,672,411)	(51,758,100)	(31,692,522)	(4,892,482)
General and administrative	(161,958,423)	(111,157,250)	(131,768,503)	(20,341,552)
(Provision) reversal of provision for allowance for long-term receivable and prepayment	(29,741,076)	14,371,918	(8,439,580)	(1,302,847)
Impairment of long-lived assets	(5,725,046)	—	—	—
Gain on disposal of subsidiaries	—	165,392,382	3,339,394	515,514

Total operating expenses	(527,340,523)	(139,404,086)	(303,604,040)	(46,868,387)
Other operating income (expenses)	120,000	75,000	(1,563,518)	(241,366)

Loss from operations	(530,247,814)	(160,834,764)	(326,500,222)	(50,402,949)
Impairment on investments	(47,970,885)	—	—	—
Interest income	8,376,355	3,414,559	775,152	119,663
Interest expenses	—	—	(6,397,192)	(987,556)
Fair value change on convertible bonds and warrants	—	—	(7,129,161)	(1,100,553)
Gain on disposal of equity investee and available-for-sale investment	—	33,153,452	—	—
Other income (expenses), net	9,301,565	(963,125)	(1,916,755)	(295,896)

Loss before income tax expense and share of loss in equity method investments	(560,540,779)	(125,229,878)	(341,168,178)	(52,667,291)
Share of loss in equity investments	(2,375,826)	(3,712,530)	(13,013,791)	(2,008,983)

Net loss	(562,916,605)	(128,942,408)	(354,181,969)	(54,676,274)
Net loss attributable to noncontrolling interest	(36,655,033)	(21,443,321)	(16,655,902)	(2,571,228)
Net loss attributable to redeemable noncontrolling interest	—	(20,876,617)	(32,697,713)	(5,047,657)
Net loss attributable to The9 Limited	(526,261,572)	(86,622,470)	(304,828,354)	(47,057,389)
Accretion on redeemable noncontrolling interest	—	21,076,744	79,805,706	12,319,878

Net loss attributable to holders of ordinary shares	(526,261,572)	(107,699,214)	(384,634,060)	(59,377,267)

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

Year 2015 Compared to Year 2014

Revenues. Our revenues decreased by 28.1%, from RMB64.8 million in 2014 to RMB46.6 million (US$7.2 million) in 2015, primarily due to a decrease in revenue from our online game services.

Online Game Services. Our revenues from our online game services decreased by 26.9%, from RMB55.4 million in 2014 to RMB40.5 million (US$6.3 million) in 2015. The decrease was primarily due to a decrease in revenues from PC online games which decreased from RMB33.4 million in 2014 to RMB16.1 million (US$2.5 million) in 2015. Such decrease was primarily due to the net effect of (i) the decrease of our average quarterly paying user from 42,620 in 2014 to 10,364 in 2015, and (ii) the increase of our average quarterly revenue per paying user from RMB254 in 2014 to RMB369 (US$56.9) in 2015.

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

Our revenues from TV games increased from RMB19.2 million in 2014 to RMB22.8 million (US$3.5 million) in 2015. This increase was primarily due to an increase in our average quarterly revenue per paying user from RMB37 in 2014 to RMB49 (US$7.4) in 2015. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services decreased by 35.2% from RMB9.4 million in 2014 to RMB6.1 million (US$0.9 million) in 2015, primarily due to a decrease in revenue from our mobile advertising platform. We disposed of 58% equity interest in Shanghai Jiucheng Advertising, which operates our mobile advertising platform, in October 2015. We account for Shanghai Jiucheng Advertisement as an equity investment after such disposal.

Cost of Revenue. Cost of revenue decreased by 21.0% from RMB85.8 million in 2014 to RMB67.7 million (US$10.5 million) in 2015. The decrease was primarily driven by a decrease of the rental cost in connection with the Internet data centers, which is in line with revenue decrease, and a decrease in employee salary and welfares as we continued to reduce the headcounts in our customer service department in 2015 as part of our cost saving efforts.

Operating Expenses. Operating expenses increased by 117.8% from RMB139.4 million in 2014 to RMB303.6 million (US$46.9 million) in 2015.

Product Development Expenses. Product development expenses decreased by 13.6% from RMB156.3 million in 2014 to RMB135.0 million (US$20.8 million) in 2015. The decrease was primarily due to the decrease of research and development staff cost and development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 38.8% from RMB51.8 million in 2014 to RMB31.7 million (US$4.9 million) in 2015. The decrease in sales and marketing expenses was primarily due to decreased expenses incurred for Firefall in North America and Europe in 2015.

General and Administrative Expenses. General and administrative expenses increased by 18.5% from RMB111.2 million in 2014 to RMB131.8 million (US$20.3 million) in 2015.

(Provision) reversal of provision for allowance for long-term receivables and prepayments. We recorded allowance of other receivable of RMB8.4 million (US$1.3 million) in 2015. In 2014, we had allowance for long-term receivables and prepayments charges of RMB3.6 million, and we reversed an allowance on long-term receivables of RMB17.9 million in 2014 as we reevaluated the collectability of the receivables and determined that the payments can be collected. We collected the amount in full in 2015.

Gain/loss on Disposal of Subsidiaries. We recorded a gain on disposal of a subsidiary of RMB3.3 million (US$0.5 million) in October 2015 in connection with the disposal of 58% equity interest in Shanghai Jiucheng Advertisement, which operates our mobile advertising platform. We recorded a gain on disposal of subsidiaries of RMB165.4 million in 2014 in connection with disposal of our equity interests in Huopu Cloud and Kai Yue.

Other Operating Income (Expenses). We recorded rental income of RMB75,000 and loss on disposal of property, equipment and software of RMB1.6 million (US$0.2 million) in 2014 and 2015, respectively.

Interest Income. We had interest income of RMB0.8 million (US$0.1 million) in 2015, compared to net interest income of RMB3.4 million in 2014, primarily due to the decrease in cash balance during the year of 2015.

Interest Expenses. We had interest expenses of RMB6.4 million (US$1.0 million) in 2015, compared to nil in 2014, primarily due to the accrual of interest expenses of RMB5.9 million (US$0.9 million) in connection with the Convertible Notes issued in December 2015 and RMB0.5 million (US$0.08 million) in connection with loans in 2015.

Fair Value of Change on Convertible Bonds and Warrants. We had fair value of change on convertible bonds and warrants of RMB7.1 million (US$1.1 million) in 2015 primarily due to a decrease in our share price as of December 31, 2015 compared to the issuance date of the Convertible Notes and the Warrants.

Other Income (Expenses), Net. Other expenses were RMB1.9 million (US$0.3 million) in 2015, which mainly reflected exchange loss. Other expenses were RMB1.0 million in 2014, which mainly reflected exchange loss, partially offset by the government subsidy we received.

Gain on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB33.2 million in 2014 in connection with the disposal of Beijing Linkage, Tandem Fund II, L.P., or Tandem Fund, and Youjia Group Limited, or Youjia. We did not have any such gain or loss in 2015.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB384.6 million (US$59.4 million) in 2015, compared to the net loss of RMB107.7 million in 2014.

Year 2014 Compared to Year 2013

Revenues. Our revenues decreased by 39.2%, from RMB106.6 million in 2013 to RMB64.8 million in 2014, primarily due to a decrease in revenue from our online game services.

Online Game Services. Our revenues from our online game services decreased by 41.7%, from RMB95.1 million in 2013 to RMB55.4 million in 2014. The decrease was primarily due to a decrease in revenues from PC online games, including web games Winning Goal and Winning Dunk, and MMO games Planetside 2 and SUN, which decreased from RMB67.1 million in 2013 to RMB33.5 million in 2014. Such decrease was primarily due to the net effect of (i) the increase of our average quarterly revenue per paying user from RMB228 in 2013 to RMB254 in 2014, and (ii) the decrease in average quarterly paying users which was in line with the decrease in average quarterly active users from 2,095,890 in 2013 to 983,805 in 2014.

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

Our revenues from TV games decreased from RMB21.6 million in 2013 to RMB19.2 million in 2014. This decrease was primarily due to a decrease in the number of average quarterly paying users from 211,880 in 2013 to 132,116 in 2014, partially offset by an increase in our average quarterly revenue per paying user from RMB25 in 2013 to RMB37. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC online games is significantly higher than that of our TV games because the PC online game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

Other Revenues. Revenues generated from other products and services decreased by 18.0% from RMB11.5 million in 2013 to RMB9.4 million in 2014. The decrease is mainly due to a decrease in revenue from our mobile advertising platform caused by intense market competition.

Cost of Revenue. Cost of revenue decreased by 20.4% from RMB107.8 million in 2013 to RMB85.8 million in 2014. The decrease was primarily driven by a decrease of the rental cost in connection with the Internet data centers, which is in line with revenue decrease, and a decrease in employee salary and welfares as we continued to reduce the headcounts in our customer service department in 2014 as part of our cost saving efforts. In addition, while we recorded impairment cost of royalty fee for Planetside 2 due to the lower-than-expected revenue generated in 2013.

Operating Expenses. Operating expenses decreased by 73.6% from RMB527.3 million in 2013 to RMB139.4 million in 2014.

Product Development Expenses. Product development expenses decreased by 26.7% from RMB213.2 million in 2013 to RMB156.3 million in 2014. The decrease was primarily due to the decrease of research and development staff cost and development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 55.6% from RMB116.7 million in 2013 to RMB51.8 million in 2014. The decrease in sales and marketing expenses primarily reflected less expenses incurred for launching Firefall in North America and Europe in 2014 compared to those incurred for launching Planetside 2 in 2013.

General and Administrative Expenses. General and administrative expenses decreased by 31.4% from RMB162.0 million in 2013 to RMB111.2 million in 2014, primarily due to a decrease in share based compensation and professional services fees.

Impairment on Long-lived Assets. Impairment charges relate to the impairment on certain equipment and intangible assets amounting to RMB5.7 million and nil for the years ended December 31, 2013 and 2014, respectively.

(Provision) reversal of provision for allowance for long-term receivables and prepayments. We recorded allowance for long-term receivables and prepayments amounting to RMB29.7 million in 2013. In 2014, we had allowance for long-term receivables and prepayments charges of RMB3.6 million, and we reversed an allowance on long-term receivables of RMB17.9 million in 2014 as we reevaluated the collectability of the receivables and determined that the payments can be collected. We collected the amount in full in 2015.

Gain on Disposal of Subsidiaries. We recorded a gain on disposal of subsidiaries of RMB165.4 million in 2014 in connection with the disposal of our equity interests in Huopu Cloud and Kai Yue. We did not record any gain on disposal of subsidiaries in 2013.

Other Operating Income. We recorded rental income of RMB120,000 and RMB75,000 in 2013 and 2014, respectively, as other operating income.

Impairment on Available-for-Sale Investment. In 2014, we did not incur any impairment loss on available-for-sale investment. We had RMB6.3 million of impairment loss on available-for-sale investment in 2013.

Investment Income from Cost Method Investment. Our investment income from cost method investment was RMB1.1 million in 2014. We did not have investment income from cost method investment in 2013.

Interest Income, Net. Net interest income decreased by 59.2% from RMB8.4 million in 2013 to RMB3.4 million in 2014, mainly due to the decrease in cash balance during the first half year of 2014.

Other Income (Expenses), Net. Other expenses were RMB1.0 million in 2014, which mainly reflected exchange loss, partially offset by the government subsidy we received. Other income was RMB9.3 million in 2013, which mainly reflected a refund of game license fee, exchange gains and a government subsidy.

Gain on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB33.2 million in 2014 in connection with the disposal of Beijing Linkage, Tandem Fund and Youjia. We did not record any gain on investment disposal in 2013.

Impairment Loss on Investments. In 2014, we did not incur any impairment loss on investment. We had RMB41.7 million of impairment loss on investment in 2013 in connection with our investments in several early-stage mobile game and application development companies in the United States and China.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB107.7 million in 2014, compared to the net loss of RMB526.3 million in 2013.

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

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2015, such restricted portion was RMB23.3 million (US$3.6 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2013, 2014 and 2015, as reflected on our statutory accounts, including registered capital and statutory reserves, was approximately RMB67.0 million and RMB75.6 million and RMB97.9 million (US$15.1 million) lower than the amount determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We financed our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2013, 2014 and 2015, we had RMB157.0 million, RMB181.5 million and RMB49.0 million (US$7.6 million), respectively, in cash and cash equivalents. The decrease in the cash and cash equivalents from 2014 to 2015 was primarily due to cash outflows to finance capital investment in a joint venture and operating activities for product development and sales and marketing, offset by net proceeds from the issuance and sale of the Convertible Notes to Splendid Days and the entrusted loan provided by a third party in December 2015. The increase in the cash and cash equivalents from 2013 to 2014 was primarily due to the net effect of cash consideration received from the disposal of Huopu Cloud and the proceeds from the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5 offset by the net cash outflow from operating activities for product development and sales and marketing.

We have an accumulated deficit of approximately RMB2,304 million (US$355.7 million) as of December 31, 2015, a net loss of approximately RMB354.2 million (US$54.7 million) for the year ended December 31, 2015, and have not generated significant revenues or positive cash flows from operations since 2009. We expect to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve revenue growth. To meet our capital needs, we are considering multiple alternatives, including but not limited to additional equity financings, debt financings, other financing transactions, and cost control, which are discussed below.

Sales of Equity Interest of Red 5

In March 2016, we entered into a non-binding memorandum of understanding, or MOU, with L&A International Holding Limited, or L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and certain other shareholders of Red 5. Pursuant to the MOU, we have agreed to exchange approximately 30.6% equity interest that we own in Red 5 for such number of newly issued shares of L&A which has the same value as the exchanged Red 5 equity interest. The other participating shareholders of Red 5 will exchange an aggregate of approximately 14.4% equity interest in Red 5 based on the same terms. The total valuation for the 45% equity interest in Red 5 subject to this exchange is expected to be approximately US$76.5 million, subject to adjustments by no more than 15% based on the results of due diligence exercises to be conducted by both parties. The completion of the transaction is subject to the parties’ execution of definitive agreements and customary closing conditions to be stipulated therein. If the transaction is completed in accordance with valuation of the MOU, we expect to receive ordinary shares of L&A with a valuation ranging from US$44 million to US$60 million. We expect these shares to be publicly traded and can be traded with any restriction in the public market in Hong Kong. As a result, we believe that the completion of this transaction can provide a source of funding for our operations.

Additional External Debt Financing

In March 2016, the Bank of Shanghai, or BOS, issued a commitment letter whereby BOS agreed to grant us a one-year credit facility of RMB50 million (US$7.7 million). We can apply to withdraw loans from the facility if we require liquidity for our operations. As of March 31, 2016, we had withdrawn RMB4.9 million (US$0.8 million) from this credit facility.

Launch of New Games

We plan to have a large-scale commercial launch of Firefall in China in the second half of 2016. In addition, we plan to launch our proprietary mobile game Song of Knights in 2016. As of the date of this annual report, we have licensed Song of Knights to different game operators for distribution in Korea, Vietnam, Taiwan, Malaysia, Hong Kong, Singapore and Macau.

Cost Control

We do not have significant short-term loans or liabilities to third parties. Currently a significant portion of our cash requirements is attributable to payroll-related costs. We have the ability to control the level of discretionary spending on payroll by reducing our headcount within a short period of time when necessary.

There can be no assurance that we will be able to successfully complete any of the foregoing transactions or conduct the cost control measures with results favorable to us, or at all. If we are unable to obtain the necessary capital, we will need to license or sell our assets, seek to be acquired by another entity and/or cease operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as going concern.”

We believe that, with the foregoing potential sources of cash flow and potential cost control measures, we have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the twelve months following the date of this annual report.

We did not have any outstanding balance of bank or other borrowings as of December 31, 2013, 2014 and 2015, except for an entrustment loan of approximately RMB31.6 million (US$4.9 million) from a third party that we obtained in December 2015. Pursuant to the relevant entrusted loan agreement dated December 11, 2015, such entrusted loan bears an interest at a rate of 12% per year, for an initial term of three years, subject to an extension for two years. The loan is secured by a mortgage over our office building in Shanghai which we currently use as our principal executive offices. As of the date of this annual report, the entire principal amount of the entrusted loan remained outstanding. In March 2016, Shanghai IT, our affiliated PRC entity, obtained a commitment letter from the Bank of Shanghai for a one-year credit facility of RMB50 million (US$7.7 million), of which we have withdrawn RMB4.9 million (US$0.8 million) as of March 31, 2016.

Pursuant to the Convertible Note and Warrant Purchase Agreement dated November 24, 2015, on December 11, 2015, we issued and sold the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days. We received net proceeds of US$36,850,000 from the sale of the Convertible Notes. The Convertible Notes are divided for three tranches in principal amounts of US$22,250,000, US$13,350,000 and US$4,450,000, respectively, which will be convertible at the option of the holder at any time into our ADSs at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively, provided that at no time shall the holder convert any portion of the Convertible Notes if subsequent to such conversion such holder will hold more than 20% of the total outstanding and issued shares of our company. The Convertibles Notes bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due, and have initial terms of three years, subject to an extension for two years at the discretion of the holder. The initial conversion prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, and certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the conversion price then in effect. In addition, the holder of the Convertible Notes is entitled to any extraordinary cash dividend (to the extent that it exceeds the accrued interest amount per share) and dividend in kind that we distribute based on the number of shares into which the Convertible Notes are then convertible. Following a “change of control,” as such term is defined in the Convertible Notes, the holder of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interests thereon, if any. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holder will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interests thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default under any indebtedness in the amount exceeding US$500,000.

Pursuant to the same agreement, on December 11, 2015, we issued to Splendid Days four tranches of warrants in an aggregate principal amount of US$9,950,000. The Warrants are divided into four tranches in principal amounts of US$5,000,000, US$2,750,000, US$1,650,000 and US$550,000, respectively, which will be exercisable for our ADSs at the option of the holder at any time at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. The initial exercise prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, distribution of assets, certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the exercise price then in effect, as applicable for each warrant. In addition, the holder of the Warrants with initial exercise prices of US$2.6, US$5.2 and US$7.8 per ADS is entitled to any cash dividend (to the extent that it exceeds the notional interest amount attributable to such Warrants) and dividend in kind that we distribute based on the number of shares into which the Warrants are then exercisable. The tranche of Warrants with an exercise price of US$1.5 per ADS has a term of five years, while the remaining three tranches have initial terms of three years, subject to an extension for two years if the holder exercises its discretion to extend the term of the Convertible Notes. The Convertible Notes are secured by a pledge of our 100% equity interests in two of our wholly-owned subsidiaries in China, including The9 Computer and C9I Shanghai, and a mortgage over our office building in Shanghai which we currently use as our principal executive offices. Pursuant to the agreement, we will register the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, and use our best efforts to cause such registration statement to be declared effective by the SEC as promptly as possible after the initial filing.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(357,570)	(269,098)	(175,587)	(27,106)
Net cash (used in)/provided by investing activities	(2,932)	197,752	(208,996)	(32,263)
Net cash (used in)/provided by financing activities	(38,689)	100,222	257,937	39,818
Effect of foreign exchange rate changes on cash	1,899	(4,381)	(5,826)	(899)
Net (decrease)/increase in cash and cash equivalents	(397,292)	24,495	(132,472)	(20,450)
Cash and cash equivalents at beginning of year	554,279	156,987	181,482	28,016
Cash and cash equivalents at end of year	156,987	181,482	49,011	7,566

Operating Activities

Net cash used in operating activities was RMB175.6 million (US$27.1 million) in 2015, compared to RMB269.1 million in 2014 and RMB357.6 million in 2013. The decreases of net cash used in operating activities from 2013 to 2014 and from 2014 to 2015 were mainly due to decreases in cash outflow associated with product development and sales and marketing expenses. In particular, the net cash used in operating activities in 2015 primarily reflected a net loss of RMB354.2 million (US$54.7 million) in 2015, partially offset by the adjustments for share-based compensation expense of RMB34.0 (US$5.2 million), changes in due to related party of RMB61.5 million (US$9.5 million) primarily due to the receipt of the initial license fee of Firefall in China, amortization of intangible assets of RMB19.1 million (US$2.9 million), depreciation and amortization of property, equipment and software of RMB11.6 million (US$1.8 million) and allowance of receivables of RMB8.4 (US$1.3 million). The net cash used in operating activities in 2014 primarily reflected a net loss of RMB128.9 million in 2014 and the gain on disposal of subsidiary of RMB165.4 million, partially offset by the adjustments for amortization of intangible assets of RMB28.9 million and depreciation and amortization of property, equipment and software of RMB15.7 million. The net cash used in 2013 primarily reflected a net loss of RMB562.9 million, partially offset by an adjustment for impairment loss on other long-lived assets of RMB29.7 million, an adjustment for impairment loss on investments of RMB48.0 million, and an adjustment for a stock-based compensation expenses of RMB29.2 million.

Investing Activities

Net cash used in investing activities was RMB209.0 million (US$32.3 million) in 2015, which primarily included (i) cash used for investment in System Link of RMB223.4 million (US$34.5 million), (ii) loan receivable due from ZET9 of RMB9.9 million (US$1.5 million), and (iii) capital expenditures including purchase of property, equipment and software of RMB10.6 million (US$1.6 million), partially offset by collection of long-term receivable from WoW game points refund agent which amounted to RMB17.9 million (US$2.8 million) and receipt of proceeds of RMB12.2 million (US$1.9 million) in connection with the disposal of our equity interest in Kai Yue.

Net cash provided by investing activities was RMB197.8 million in 2014, which primarily included (i) proceeds from disposal of subsidiaries of RMB163.7 million relating to Huopu Cloud and Kai Yue, (ii) proceeds from disposal of equity investees of RMB25.0 million and proceeds from disposal of available-for-sale investment of RMB6.3 million, relating to Beijing Linkage, Tandem Fund and Youjia, (iii) proceeds from refund of upfront license fees and upfront property, equipment and software purchase payment of RMB4.0 million, partially offset by the cash used for capital expenditures including purchase of property, equipment and software of RMB3.1 million.

Net cash used in investing activities was RMB2.9 million in 2013, which primarily included purchase of property, equipment and software of RMB7.1 million, and cash paid to acquire equity investees and available-for-sale investments of RMB9.2 million relating to ZTE9 and Tandem Fund, partially offset by proceeds from refund of our investment in G10 Entertainment Corporation, a Korean online game developer and operator, of RMB7.3 million and our investments relating to the sale of OpenFeint of RMB5.5 million.

Financing Activities

Net cash provided by financing activities in 2015 was RMB258.0 million (US$39.8 million), primarily attributable to the issuance and sale of the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days in December 2015 and an entrusted loan of RMB31.6 million (US$4.9 million) provided by a third party. Net cash provided by financing activities in 2014 was RMB100.2 million, primarily attributable to issuance of redeemable noncontrolling interest relating to the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5 of RMB118.3 million. Net cash used in financing activities in 2013 was RMB38.7 million, primarily attributable to cash used to repurchase our ADSs in the amount of RMB29.0 million, partially offset by cash generated from stock option exercises in the amount of RMB4.3 million.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.2 million) as of December 31, 2015.

Capital Expenditures

We incurred capital expenditures of RMB21.6 million, RMB22.6 million and RMB30.1 million (US$4.7 million) in 2013, 2014 and 2015, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure and license fees. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. Our research and development expenses were RMB213.2 million, RMB156.3 million and RMB135.0 million (US$20.8 million) in 2013, 2014 and 2015, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(RMB)
Long-term borrowings(1)	31,624,560	—	—	31,624,560	—
Convertible notes payable(2)	260,068,679	—	—	260,068,679	—
Interest expense on long-term borrowings and notes payable	105,000,724	—	—	105,000,724	—
Operating lease obligations(3)	34,281,716	8,389,540	7,159,779	18,732,397	—

(1)	Long-term borrowings include (i) an entrusted loan of approximately RMB31.6 million (US$4.9 million) obtained from a third party.
(2)	Represents the Convertible Notes in an aggregate principal amount of US$40,050,000 which bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due. The Convertible Notes have initial terms of three years, subject to an extension to five years at the discretion of the holder.
(3)	We have entered into leasing arrangements related to the use of certain office premises and Internet data centers.

G.	Safe Harbor

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	49	Chairman of the Board and Chief Executive Officer
Davin Alexander Mackenzie(1)(2)	55	Independent Director
Kwok Keung Chau(1)(2)	39	Independent Director
Ka Keung Yeung(1)(2)	56	Independent Director
George Lai	39	Chief Finance Officer and Director
Chris Shen	47	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently a consultant of Spencer Stuart Beijing Office, a renowned global executive search company. Mr. Mackenzie is also a director of MicroCred Group, a France-based investment company, Sports Beijing, a non-profit recreational youth sports organization, and a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Kwok Keung Chau has served as our independent director since October 2015. Mr. Chau is an executive director, the chief financial officer and the company secretary of Comtec Solar Systems Group Limited, a Hong Kong listed company (Stock Code: 712), responsible for corporate financial and general management. He currently also serves as an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd., a Hong Kong listed company (Stock Code: 6198). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., a Hong Kong listed company (Stock Code: 8006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorised representative. Prior to joining China.com Inc., Mr. Chau had several years of experience in finance at different companies and a professional firm. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of the Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of the CFA Institute since September 2003. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

George Lai has served as our chief financial officer since July 2008 and our director since January 2016. Prior to joining us, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Chris Shen has served as our vice president since January 2006. Mr. Shen joined us in August 2005 as our senior director of marketing and is in charge of our mobile social gaming platform and marketing and public relations activities. Prior to joining us, Mr. Shen served as the group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly serving multinational companies in various industries, such as consumer goods, financial services and retail. During the past twelve years, Mr. Shen helped numerous local and international brands plan and executed various marketing initiatives. Mr. Shen received his bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

B.	Compensation

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation paid to our executive officers was approximately RMB5.5 million (US$0.9 million). We paid a total of RMB1.2 million (US$0.2 million) in cash to our non-executive directors for their services in 2015. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. On December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, our chairman and chief executive officer, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. Of such shares, 500,000 ordinary shares were vested and issued to Incsight Limited, a company wholly owned by Jun Zhu, on November 17, 2015. In May 2011, our board of directors granted 30,000 ordinary shares to each of our four non-executive directors then in office, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares, 40,000 ordinary shares and 40,000 ordinary shares were vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

Share Incentive Plan

Fifth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, or the Option Plan, in 2004 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010 and November 2015. By the last amendment and restatement in November 2015, we increased the total number of ordinary shares reserved under the Option Plan from 6,449,614 to 14,449,614. As of February 29, 2016, options to purchase 12,877,718 ordinary shares under the Option Plan were outstanding. In April 2013, our board of directors approved an adjustment to the exercise price of options to purchase 2,829,941 shares previously granted from 2008 to 2011 under our Option Plan to establish a new exercise price for such share options at US$2.41 per ADS, which was the closing price of our ADSs as of April 22, 2013. In November 2015, our board of directors approved an adjustment to the exercise price of options to purchase 4,629,100 shares previously granted from 2010 to 2015 under our Option Plan to establish a new exercise price for such share options at US$1.53 per ADS, which was the closing price of our ADSs on November 9, 2015.

The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 29, 2016 and that remained outstanding.

	Total Number of Ordinary Shares Underlying Options Outstanding†	Exercise Price (in US$)	Expiration date
Jun Zhu	8,000,000	1.53	June 13, 2020 – November 17, 2020
Davin Alexander Mackenzie	610,000	1.53	April 22, 2018 – November 17, 2020
Kwok Keung Chau	500,000	1.53	November 17, 2020
Ka Keung Yeung	610,000	1.53	April 22, 2018 – November 17, 2020
George Lai	907,900	1.53	April 22, 2018 – November 17, 2020
Chris Shen	*	1.53	August 27, 2020 – November 17, 2020
All Directors and Senior Executive Officers as a Group†	10,947,900	1.53	April 22, 2018 – November 17, 2020
Other Individuals as a Group (other than those listed above)	1,929,818	1.53	June 13, 2020 – November 17, 2020

†	Excluding 2,937,844 options forfeited and 1,450,971 options exercised as of February 29, 2016 pursuant to the terms of our Option Plan.
*	The options held by this executive officer represent less than 1% of our total outstanding shares.

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

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Kwok Keung Chau, Davin Mackenzie, Ka Keung Yeung and George Lai. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested so long as he has disclosed the nature of the interest at a meeting of the directors. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Audit Committee. Our audit committee consists of Messrs. Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, all of whom satisfy the “independence” definition under Rule 5605 of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, and the audit committee independence standard under Rule 10A-3 under the Exchange Act. All the members of our audit committee meet the “financial expert” definition of the Nasdaq Rules.

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

Compensation Committee. Our compensation committee consists of Messrs. Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, all of whom meet the “independence” standards for compensation committee members under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

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

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, were re-elected (elected in the case of Kwok Keung Chau) at our 2015 annual general meeting and each of them is serving a three-year term until the 2018 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Jun Zhu, our chairman and chief executive officer, was re-elected as a director at our 2013 annual general meeting and is serving a three-year term until the 2016 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. George Lai, our chief financial officer, who was appointed by our board of directors as a director to fill a casual vacancy on our board of directors, holds office until our 2016 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

Voting Agreement

On November 26, 2004, Incsight and Bosma, our two largest shareholders, entered into a voting agreement with respect to the election of our board of directors. Both parties have agreed to vote their respective shares to ensure that our board of directors consists of: (i) one director designated by Incsight, so long as it holds 5% or more of our total outstanding shares, which is currently Jun Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of our total outstanding shares; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, our company or any of our shareholders; and (iv) an additional individual who is not affiliated with either Incsight, Bosma, our company or any of our shareholders. Both parties agreed to vote to ensure that none of the directors elected pursuant to the voting agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued shares of our company. The voting agreement shall continue until both parties mutually agree in writing to terminate it.

D.	Employees

As of December 31, 2015, we had 565 employees, among which 429 were based in China, including 59 in management and administration, 41 in our customer service centers, 82 in game operations, sales and marketing, and 247 in product development, including supplier management personnel and technical support personnel, 133 were based in the United States and three were based in other regions. We had 611 and 498 employees as of December 31, 2013 and 2014, respectively. The decrease in the number of employees as of December 31, 2014 as compared to that of December 31, 2013 was primarily due to our disposal of Huopu Cloud. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 29, 2016, there were 37,283,929 ordinary shares outstanding, including 26,971,530 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	11,786,282	28.0%
Davin Alexander Mackenzie(4)	396,565	1.1%
Kwok Keung Chau	*	*
Ka Keung Yeung(5)	396,115	1.1%
George Lai(6)	381,498	1.0%
Chris Shen	*	*
All Directors and Senior Executive Officers as a Group(7)	13,465,956	30.8%
Principal Shareholders:
Incsight Limited(8)	7,019,428	18.8%
Splendid Days Limited(9)	11,974,826	24.3%
Bosma Limited(10)	4,612,522	12.4%
Quality Event Limited(11)	4,393,159	11.8%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 29, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 37,283,929 ordinary shares outstanding as of February 29, 2016, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 29, 2016.
(3)	Includes (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly-owned and controlled by Jun Zhu, and (ii) 4,766,854 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after February 29, 2016.
(4)	Includes (i) 30,450 ordinary shares represented by ADSs held by Mr. Mackenzie and (ii) 366,115 ordinary shares that Mr. Mackenzie has the right to acquire upon exercise of options within 60 days after February 29, 2016.
(5)	Includes (i) 30,000 ordinary shares represented by ADSs held by Mr. Yeung and (ii) 366,115 ordinary shares that Mr. Yeung has the right to acquire upon exercise of options within 60 days after February 29, 2016.
(6)	Includes 381,498 ordinary shares that Mr. Lai has the right to acquire upon exercise of options within 60 days after February 29, 2016.
(7)	Includes ordinary shares, ordinary shares represented by ADSs and ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(8)	Includes 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly-owned and controlled by Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(9)	Includes an aggregate 7,195,982 ADSs issuable upon conversion of the Convertible Notes and an aggregate 4,778,844 ADSs issuable upon exercise of the Warrants within 60 days of December 21, 2015 that are beneficially owned by Splendid Days Limited, or Splendid Days, as reported by Splendid Days on the Schedule 13D filed with the SEC on December 21, 2015. Splendid Days currently holds all of the Convertible Notes and the Warrants that we issued in December 2015, and it may not convert any portion of the Convertible Notes if subsequent to such conversion it will hold more than 20% of our total outstanding and issued ordinary shares. According to the Schedule 13D, Splendid Days, a British Virgin Islands company, Ark Pacific Investment Management Limited, a company organized under the laws of Cayman Islands, Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of Cayman Islands, and Ng Chi Keung Kenneth, a PRC citizen, share the voting and dispositive powers with respect to the aggregate 11,974,826 ADSs. The percentage of beneficial ownership reported herein was calculated based on the total number of outstanding shares of our company as of February 29, 2016. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(10)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of our company held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.
(11)	Includes 2,058,760 ADSs issuable upon conversion of the Convertible Notes and 2,334,399 ADSs issuable upon exercise of the Warrants within 60 days of December 21, 2015 that are beneficially owned by Quality Event Limited, as reported by Quality Event Limited on the Schedule 13G filed with the SEC on December 21, 2015. According to the Schedule 13D filed by Splendid Days with the SEC on December 21, 2015, Quality Event Limited has acquired beneficial ownership over such ADSs through a participation agreement entered into with Splendid Days and other parties effective on December 4, 2015. According to the Schedule 13G that it filed, Quality Event Limited, a British Virgin Islands company, is a wholly-owned subsidiary of Verdant Private Portfolios, a Cayman Islands company, which is a wholly-owned subsidiary of Verdant Investment Holdings Ltd., a British Virgin Islands company. Verdant Investment Holdings Ltd. is a wholly-owned subsidiary of Verdant Holdings Limited, a Hong Kong company, which is a wholly-owned subsidiary of Jing An Equity Investment Company Limited, a PRC company. Jing An Equity Investment Company Limited is a wholly-owned subsidiary of National Property Company Limited, a PRC company, of which the controlling shareholder is Jin Xi, a PRC citizen. The percentage of beneficial ownership was calculated based on the total number of outstanding shares of our company as of February 29, 2016. The address for Quality Event Limited is 21/F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong.

To our knowledge, as of February 29, 2016, 26,971,530 ordinary shares represented by the ADSs, or approximately 72.3% of the issued and outstanding shares, were held by one record shareholder in the United States, namely, The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Arrangements with Affiliated PRC Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP, Internet culture operation and Internet publishing businesses, including online game operations, in China. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, our key affiliated PRC entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP, Internet culture operation and Internet publishing businesses in China. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Zhimin Lin, who acquired his equity interests in Shanghai IT from Yong Wang in April 2014.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and control the operation and management of Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited.

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

Arrangements with Fire Rain and Wanyouyl

Fire Rain. In 2012, we deconsolidated Hangzhou Fire Rain Network Technology Co., Ltd., or Fire Rain, which was previously our consolidated affiliated entity. As of the date of deconsolidation, we retained a 25% equity interest and contractual rights to receive repayment of game development expenditures of RMB17 million and a contractual right to receive 20% of the gross revenues generated by the game. Of the advancement of RMB17.0 million we made to Fire Rain, RMB4.5 million was repaid in January 2013. In addition, certain cash advances to Fire Rain were secured by the personal guarantee of the spouse of a third-party shareholder of Fire Rain. In April 2013, we agreed that such shareholder will transfer a 33.5% equity interest in Fire Rain to us and in return we will release the personal guarantee provided. In March 2014, another shareholder transferred a 4% equity interest in Fire Rain to us. In June 2015, an individual shareholder transferred his 37.5% equity interest in Fire Rain to us, upon which we started to hold 100% equity interest in Fire Rain.

Wanyouyl. In 2012, we deconsolidated Shenzhen Wanyouyinli Technology Co., Ltd., or Wanyouyl, which was previously our consolidated affiliated entity. We retained a contractual right to receive 20% of future revenues of Era Zero developed by Wanyouyl, subject to a cap of RMB10 million. In 2013, 2014 and 2015, we received RMB2.6 million, nil and nil, respectively, from the 20% revenue sharing arrangement for the game developed by Wanyouyl. As of November 9, 2015, Wanyouyl owed Huopu Cloud RMB4.8 million (US$0.7 million). Pursuant to an assignmeng agreement entered into on December 31, 2015 among Huopu Cloud, Wanyouyl, Tianwangkongjian and its controlling shareholder Zexiang Zhang, Wanyouyl delegated its obligation to repay the debt of RMB4.8 million (US$0.7 million) to Tianwangkeji, and the debt shall have a term of five years from January 1, 2016 to December 31, 2020. Zexiang Zhang shall pledge his 20% equity interest in Tianwangkeji to a party designated by us to guarantee his performance under assignment agreement. On January 4, 2016, we entered into an interest assignment agreement with Huopu Cloud, pursuant to which Huopu Cloud assigned its aforesaid creditor’s right to us, and an equity pledge agreement with Zexiang Zhang, pursuant to which he pledged his 20% equity interest in Tianwangkeji to us.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation —Share Incentive Plan—Fifth Amended and Restated 2004 Stock Option Plan.”

Investments or Agreements entered into with Affiliated Entities

In April 2012, we entered into a loan agreement with Beijing Linkage, our related party in which we own 45% equity interest. Pursuant to the loan agreement, we made a loan in the amount of RMB6.8 million to Beijing Linkage for it to make capital increase in its invested company. There was RMB5.3 million outstanding balance of such loan as of December 31, 2012. In March 2013, we entered into another loan agreement with Beijing Linkage, pursuant to which we made another loan in the amount of RMB4.5 million to Beijing Linkage for providing working capital to its invested company. Certain other shareholders of Beijing Linkage, namely Yong Lv, Qiang Zhang and Linzhen Cheng, have pledged their equity interests in Beijing Linkage for Beijing Linkage’s obligations under the aforesaid RMB4.5 million working capital loan. Total loan amounted to RMB9.8 million as of December 31, 2013, and was fully recorded in impairment due to Beijing Linkage’s doubtful ability of repayment, and was fully impaired in 2013 due to the concern on its recoverability. In November 2014, we sold all of our equity interests in Beijing Linkage to Qiang Zhang, one of its existing shareholders, for RMB14.0 million cash receipt as consideration. In addition, Beijing Linkage agreed to repay the total outstanding loan of RMB9.8 million to us. The RMB14 million consideration and part of the loan repayment RMB5.3 million were received in November 2014. The remaining amount of RMB4.5 million as loan repayment (US$0.7 million) was received in January 2015.

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2015, we held 30.2% equity interest in ZTE9. For the year ended December 31, 2013, 2014 and 2015, net royalty charged by ZTE9 for providing game contents on IPTV to us was RMB6.0 million and RMB6.8 million and RMB6.3 million (US$1.0 million), respectively. As of December 31, 2015, the outstanding balance due to ZTE9 was RMB6.0 million (US$0.9 million). In 2015, we extended a loan of RMB9.9 million (US$1.5 million) to ZTE9 to fund its operations, all of which remained outstanding as of December 31, 2015. The loan was interest-free and will be due from March to August 2016.

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

On December 30, 2014, Shanghai Anjiu Network Information Limited, or Shanghai Anjiu, filed a lawsuit in Shanghai Pudong People’s Court against Shanghai IT, claiming us for an advertisement fee of approximately RMB1.5 million and a penalty of RMB82,000. Shanghai IT and Shanghai Anjiu settled this case for paying a total of RMB1.4 million (US$0.2 million) to the plaintiff in January 2015.

On September 30, 2015, a former employee who served as a human resources generalist of Red 5 filed a complaint before the Superior Court of California, County of Orange, against Red 5 and our company for wrongful termination of employment, and claimed general damages in excess of US$1.0 million and special damages in excess of US$0.5 million. On February 22, 2016, we submitted an answer to complaint and demand to the court to defend the action. We believe that such proceeding, when finally resolved, is unlikely to have a material adverse effect on our results of operations, financial position and cash flows.

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

	Sales Price
	High	Low
Annual High and Low
2011	8.49	2.90
2012	7.98	2.71
2013	4.50	2.08
2014	4.22	1.52
2015	4.49	0.90

Quarterly High and Low
First Quarter 2014	3.20	2.09
Second Quarter 2014	2.83	2.10
Third Quarter 2014	4.22	2.27
Fourth Quarter 2014	2.51	1.52
First Quarter 2015	1.71	1.09
Second Quarter 2015	2.14	1.21
Third Quarter 2015	1.66	1.09
Fourth Quarter 2015	4.49	0.90
First Quarter 2016	3.28	1.81

Monthly High and Low
October 2015	1.49	0.90
November 2015	4.49	1.31
December 2015	4.40	2.84
January 2016	3.14	2.00
February 2016	3.28	1.81
March 2016	2.72	2.11
April 2016 (through April 8, 2016)	2.55	2.23

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by ordinary resolution of our shareholders or the manner of such purchase is in accordance with our articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation.

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

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

When a take-over offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our articles of association allow our shareholders holding not less than 33 per cent of the paid up voting share capital of our company to requisition a shareholder’s meeting.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed with or without cause, but only by the vote of a majority of the holders of our shares voting at a general meeting or the unanimous written resolution of all shareholders.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may be amended with the vote of at least two-third holders of our shares at a general meeting or the unanimous written resolution of all shareholders.

Anti-Takeover Provisions in Memorandum and Articles of Association. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:

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

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

In the opinion of our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

If we are considered a PRC resident enterprise under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% PRC individual income tax. It is uncertain whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between China and other jurisdictions.

If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-PRC resident shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

U. S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) relating to the ownership and disposition of the ADSs or ordinary shares. This discussion applies only to U.S. Holders of the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, the discussion below does not address any U.S. state, local or non-U.S. tax considerations, the Medicare tax, alternative minimum tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

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

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are a partner or a partnership holding our ADSs or ordinary shares, you are urged to consult your tax advisor as to the particular U.S. federal income tax considerations of an investment in the ADSs or ordinary shares that is applicable to you.

It is generally expected that a holder of ADSs should be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign tax credits or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2015. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year consists of certain types of passive income (the “income test”); or

•	at least 50% of the average quarterly value of its assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income (the “asset test”).

For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain Internal Revenue Service (“IRS”) guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for U.S. federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our passive income or our assets treated as producing passive income increases, we may be more likely to be treated as a PFIC for such taxable year.

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

Although the law in this regard is not clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and are entitled to substantially all of their economic benefits. As a result, we consolidate the VIEs’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of our VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for any subsequent taxable year.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares from time to time, our PFIC status will depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2015. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be treated as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2015. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax liability for amounts allocated to years prior to the year of disposition of “excessive distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss from the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make generally would be subject to the tax rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your tax advisors regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR PRIOR YEARS ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

Information Reporting

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares generally will be subject to information reporting to the Internal Revenue Service.

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

U.S. Holders should consult their tax advisors regarding the application of the information reporting rules.

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

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers, a portion of our financial assets and the Convertible Notes are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB26.0 million (US$4.0 million) in the aggregate principal amount of our U.S. dollar-denominated convertible notes outstanding as of December 31, 2015.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders
US$0.02 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing shares must pay:	For:
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2015, we had US$0.1 million reimbursement receivable for the year 2015, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

On January 8, 2009, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on January 22, 2009. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$19.50 per ordinary share, subject to adjustment.

The Rights will expire on January 8, 2019, subject to our right to extend such date and are exercisable only if a person or group obtains ownership of or announces a tender offer for 15% or more of our voting securities (including ADSs representing our ordinary shares). Upon exercise, all Rights holders except the potential acquirer will be entitled to acquire our shares or the acquirer’s shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the acquisition by a person or group of 15% or more of our voting securities (which for these purposes include ADSs representing ordinary shares), or exchange the Rights, in whole or in part, at an exchange ratio of one ordinary share, and of other securities, cash or other assets deemed to have the same value as one ordinary share, per Right, subject to adjustment.

Use of Proceeds

Not Applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

	2014	2015
	RMB	RMB	US$
Audit fees(1)	5,275,328	4,500,000	694,680
Audit-related fees(2)	—	—	—
Tax fees(3)	4,924	152,003	23,465

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In November 2015, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the Nasdaq corporate governance practices.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on December 3, 2010)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of December 3, 2010 among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

Exhibit Number	Description of Document

2.4	Rights Agreement dated as of January 8, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

2.5	Amendment No. 1 to the Rights Agreement dated as of March 9, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 10, 2009)

4.1*	Fifth Amended and Restated 2004 Stock Option Plan

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.6	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.7	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.8	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.9	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.10	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.11	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.12	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Description of Document

4.13	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.14	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.15	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

4.16	Translation of Equity Transfer Agreement dated April 23, 2014 between Yong Wang and Zhimin Lin (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.17	Translation of Equity Pledge Agreement dated April 22, 2014 between Zhimin Lin and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.18	Translation of Exclusive Call Option Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.19	Translation of Loan Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.20	Translation of Shareholder Voting Proxy Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.21	Translation of Novation Agreement dated April 22, 2014 among Yong Wang, Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.22	Standstill Agreement dated January 8, 2009 among the Registrant, Jun Zhu and Incsight Limited (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

4.23*	Convertible Note and Warrant Purchase Agreement dated November 24, 2015 among the Registrant, Splendid Days Limited and the security providers listed on Schedule 1 attached thereto

Exhibit Number	Description of Document

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.4*	Consolidated financial statements of System Link Limited for the fiscal years ended December 31, 2014 and 2015

15.5*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm of System Link Corporation Limited

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.
**	Furnished with this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: April 11, 2016

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited, its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 and related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group’s recurring losses from operations and negative cash flows from operations, along with other matters set forth in Note 2 in the consolidated financial statements, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 11, 2016

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	95,131,347	55,417,700	40,504,363	6,252,797
Other revenues	11,495,630	9,421,865	6,105,523	942,530

	106,626,977	64,839,565	46,609,886	7,195,327
Sales taxes	(1,850,908)	(562,674)	(198,555)	(30,652)

Total net revenues	104,776,069	64,276,891	46,411,331	7,164,675
Cost of revenues	(107,803,360)	(85,782,569)	(67,743,995)	(10,457,871)

Gross loss	(3,027,291)	(21,505,678)	(21,332,664)	(3,293,196)

Operating (expenses) income:
Product development	(213,243,567)	(156,253,036)	(135,042,829)	(20,847,020)
Sales and marketing	(116,672,411)	(51,758,100)	(31,692,522)	(4,892,482)
General and administrative	(161,958,423)	(111,157,250)	(131,768,503)	(20,341,552)
(Provision)/reversal of provision for allowance for long-term receivables and prepayments	(29,741,076)	14,371,918	(8,439,580)	(1,302,847)
Impairment of long-lived assets	(5,725,046)	—	—	—
Gain on disposal of subsidiaries	—	165,392,382	3,339,394	515,514

Total operating expenses	(527,340,523)	(139,404,086)	(303,604,040)	(46,868,387)
Other operating income (expenses)	120,000	75,000	(1,563,518)	(241,366)

Loss from operations	(530,247,814)	(160,834,764)	(326,500,222)	(50,402,949)
Impairment on investments	(47,970,885)	—	—	—
Interest income	8,376,355	3,414,559	775,152	119,663
Interest expense	—	—	(6,397,192)	(987,556)
Fair value change on warrants liability	—	—	(7,129,161)	(1,100,553)
Gain on disposal of equity investee and available-for-sale investment	—	33,153,452	—	—
Other income (expenses), net	9,301,565	(963,125)	(1,916,755)	(295,896)

Loss before income tax expense and share of loss in equity method investments	(560,540,779)	(125,229,878)	(341,168,178)	(52,667,291)
Income tax expense	—	—	—	—
Share of loss in equity method investments	(2,375,826)	(3,712,530)	(13,013,791)	(2,008,983)

Net loss for the year	(562,916,605)	(128,942,408)	(354,181,969)	(54,676,274)
Net loss attributable to noncontrolling interest	(36,655,033)	(21,443,321)	(16,655,902)	(2,571,228)
Net loss attributable to redeemable noncontrolling interest	—	(20,876,617)	(32,697,713)	(5,047,657)

Attributable net loss to The9 Limited	(526,261,572)	(86,622,470)	(304,828,354)	(47,057,389)
Change in redemption value of redeemable noncontrolling interest	—	21,076,744	79,805,706	12,319,878

Net loss attributable to holders of ordinary shares	(526,261,572)	(107,699,214)	(384,634,060)	(59,377,267)

Other comprehensive income (loss)
Unrealized loss on available-for-sale investment	(16,600)	—	—	—
Currency translation adjustments	(688,963)	(1,203,960)	5,009,430	773,323

Total comprehensive loss	(563,622,168)	(130,146,368)	(349,172,539)	(53,902,951)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Comprehensive loss attributable to:
noncontrolling interest	(35,084,526)	(22,995,718)	(16,912,488)	(2,610,838)
redeemable noncontrolling interest	—	(20,876,617)	(32,697,713)	(5,047,657)
The9 Limited	(528,537,642)	(86,274,033)	(299,562,338)	(46,244,456)
Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(22.71)	(4.65)	(16.55)	(2.56)
Weighted average number of shares outstanding:
- Basic and diluted	23,174,823	23,164,695	23,235,848	23,235,848

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	181,482,300	49,010,541	7,565,924
Accounts receivable, net of allowance for doubtful accounts of RMB480,926 and RMB991,743 as of December 31, 2014 and 2015, respectively	11,804,750	7,153,663	1,104,335
Advances to suppliers	733,339	898,126	138,647
Prepayments and other current assets	56,573,321	9,463,149	1,460,858
Deferred costs	9,745	—	—
Amounts due from a related party	5,250,000	10,732,643	1,656,835

Total current assets	255,853,455	77,258,122	11,926,599
Investments in equity investees	39,223,925	267,539,694	41,301,012
Property, equipment and software, net	36,346,230	33,846,518	5,225,002
Goodwill	9,746,054	10,342,694	1,596,637
Intangible assets, net	97,539,341	78,876,486	12,176,431
Land use right, net	70,273,296	68,352,386	10,551,790
Other long-lived assets, net	8,348,409	1,879,021	290,071

TOTAL ASSETS	517,330,710	538,094,921	83,067,542

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of 15,458,464 and 7,292,389 as of December 31, 2014 and December 31, 2015 respectively)	40,213,660	41,248,455	6,367,665
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of 443,467 and 266,323 as of December 31, 2014 and December 31, 2015 respectively)	932,431	551,445	85,128
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of 7,192,127 and 8,913,065 as of December 31, 2014 and December 31, 2015 respectively)	16,833,165	19,605,593	3,026,582
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of 7,203,895 and 11,865,648 as of December 31, 2014 and December 31, 2015 respectively)	6,304,956	77,730,267	11,999,485
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of 4,990,959 and 4,732,678 as of December 31, 2014 and December 31, 2015 respectively)	20,434,962	18,552,217	2,863,969
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of 169,998,682 as of both December 31, 2014 and December 31, 2015)	169,998,682	169,998,682	26,243,274
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2014 and December 31, 2015)	—	64,414,941	9,943,953
Accrued expense and other current liabilities (including accrued expense and other current liabilities of the consolidated VIEs without recourse to the Group of 26,346,672 and 19,082,615 as of December 31, 2014 and December 31, 2015 respectively)	41,872,851	35,864,424	5,536,514

Total current liabilities	296,590,707	427,966,024	66,066,570
Long-term accounts payable (including long-term accounts payable of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2014 and December 31, 2015)	18,992,201	—	—
Long-term debt (including long-term debt of consolidated VIEs without recourse to the Group of nil as of both December 31, 2014 and December 31, 2015)	—	31,726,575	4,897,739

Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2014 and December 31, 2015)	—	135,182,536	20,868,587
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2014 and December 31, 2015)	5,362,427	5,690,705	878,494

TOTAL LIABILITIES	320,945,335	600,565,840	92,711,390

Commitments and contingencies (Note 33)

Redeemable noncontrolling interest (Note 31)	131,497,104	178,605,097	27,571,876

SHAREHOLDERS’ EQUITY (DEFICITS):
Ordinary shares (US$0.01 par value; 23,201,601 and 23,701,601 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	1,885,153	1,917,620	296,030
Additional paid-in capital	2,075,900,461	2,080,041,288	321,103,042
Statutory reserves	28,071,982	28,071,982	4,333,567
Accumulated other comprehensive loss	(8,638,604)	(3,372,588)	(520,638)
Accumulated deficit	(1,999,192,344)	(2,304,020,698)	(355,679,505)

The9 Limited shareholders’ equity (deficit)	98,026,648	(197,362,396)	(30,467,504)
Noncontrolling interest	(33,138,377)	(43,713,620)	(6,748,220)

Total shareholders’ equity (deficit)	64,888,271	(241,076,016)	(37,215,724)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)	517,330,710	538,094,921	83,067,542

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
	The9 Limited shareholder’s equity (deficit)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholders’ Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	24,484,634	1,997,390	2,148,416,134	28,071,982	(6,710,971)	(1,386,308,302)	785,466,233	(36,254,689)	749,211,544
Net loss	—	—	—	—	—	(526,261,572)	(526,261,572)	(36,655,033)	(562,916,605)
Unrealized loss on available-for-sale investment					(16,600)		(16,600)	—	(16,600)
Currency translation adjustments					(2,259,470)		(2,259,470)	1,570,507	(688,963)
Issuance of ordinary shares upon exercise of options	330,533	20,309	4,284,138	—	—	—	4,304,447	—	4,304,447
Repurchase and retirement of ordinary shares	(1,668,308)	(135,915)	(28,894,784)	—	—	—	(29,030,699)	—	(29,030,699)
Share-based compensation	—	—	25,417,173	—	—	—	25,417,173	3,820,243	29,237,416
Change in equity interest attributable to noncontrolling interest	—	—	3,072,133	—	—	—	3,072,133	(3,072,133)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	25,992	—	—	—	25,992	6,611	32,603
Balance as of December 31, 2013	23,146,859	1,881,784	2,152,320,786	28,071,982	(8,987,041)	(1,912,569,874)	260,717,637	(70,584,494)	190,133,143

	The9 Limited shareholder’s equity (deficit)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholders’ Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	23,146,859	1,881,784	2,152,320,786	28,071,982	(8,987,041)	(1,912,569,874)	260,717,637	(70,584,494)	190,133,143
Net loss	—	—	—	—	—	(86,622,470)	(86,622,470)	(21,443,321)	(108,065,791)
Currency translation adjustments					348,437	—	348,437	(1,552,397)	(1,203,960)
Exercise of options	54,742	3,369	809,266	—	—	—	812,635	—	812,635
Change in redemption value of redeemable noncontrolling interest			(21,076,744)	—	—	—	(21,076,744)	—	(21,076,744)
Share-based compensation	—	—	2,703,685	—	—	—	2,703,685	968,615	3,672,300
Change in equity interest attributable to noncontrolling interest	—	—	(42,692,211)	—	—	—	(42,692,211)	42,692,211	—
Change in equity interest attributable to non-controlling interest due to restructuring of Red 5 Singapore			15,068,103	—	—	—	15,068,103	(15,068,103)	—
Conversion of loans due from Red 5 to equity	—	—	(31,784,850)	—	—	—	(31,784,850)	31,784,850	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	552,426	—	—	—	552,426	64,262	616,688
Balance as of December 31, 2014	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271

	The9 Limited shareholder’s equity (deficit)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The limited	Noncontrolling interest	Total Shareholders’ Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271
Net loss	—	—	—	—	—	(304,828,354)	(304,828,354)	(16,655,902)	(321,484,256)
Currency translation adjustments					5,266,016	—	5,266,016	(256,586)	5,009,430
Change in redemption value of redeemable noncontrolling interest		—	(79,805,706)	—	—	—	(79,805,706)	—	(79,805,706)
Noncontrolling interest on The9 Education	—	—	366,631	—	—	—	366,631	4,133,369	4,500,000
Issuance of ordinary shares upon vesting of restricted shares	500,000	32,467	(32,467)	—	—	—	—	—	—
Change in noncontrolling interest due to disposal of Jiucheng Advertisement Co., Ltd.	—	—	—	—	—	—	—	(298,336)	(298,336)
Purchase additional equity interest in a subsidiary	—	—	(2,408,096)	—	—	—	(2,408,096)	1,751,297	(656,799)
Beneficial conversion feature on convertible notes	—	—	52,679,692	—	—	—	52,679,692	—	52,679,692
Share-based compensation	—	—	33,184,307	—	—	—	33,184,307	823,322	34,007,629
Change in equity interest attributable to noncontrolling interest	—	—	80,903	—	—	—	80,903	(80,903)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	75,563	—	—	—	75,563	8,496	84,059
Balance as of December 31, 2015	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)
Balance as of December 31, 2015 (US$ except share data, Note 3)	23,701,601	296,030	321,103,042	4,333,567	(520,638)	(355,679,505)	(30,467,504)	(6,748,220)	(37,215,724)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(562,916,605)	(128,942,408)	(354,181,969)	(54,676,274)
Adjustments for:
Loss on disposal of property, equipment and software	13,137	1,346,972	1,563,518	241,366
Gain on disposal of subsidiaries	—	(165,392,382)	(3,339,394)	(515,514)
Employee compensation relating to the issuance of redeemable noncontrolling interest	—	13,034,797	—	—
Share-based compensation expense	29,237,416	3,672,300	34,007,629	5,249,873
Impairment on investments	47,970,885	—	—	—
Provision/(reversal of provision) for allowance for long-term receivables and prepayments	29,741,076	(14,371,918)	8,439,580	1,302,847
Impairment of long-lived assets	5,725,046	—	—	—
Allowance for doubtful accounts receivable	1,224,425	76,246	711,908	109,900
Impairment on upfront prepaid royalties and deferred costs	13,096,101	—	—	—
Depreciation and amortization of property, equipment and software	19,035,455	15,665,588	11,563,567	1,785,107
Amortization of prepaid land use right	1,920,909	1,920,911	1,920,910	296,537
Amortization of intangible assets	23,015,765	28,854,483	19,136,842	2,954,219
Share of loss in equity method investments	2,375,826	3,712,530	13,013,791	2,008,983
Gain on disposal of investment in equity investee and available-for-sales investment	—	(33,153,452)	—	—
Exchange loss (gain)	(1,507,157)	3,086,602	7,313,303	1,128,979
Fair value change on warrant liability	—	—	7,129,161	1,100,553
Amortization of discount on convertible note	—	—	2,609,771	402,879
Changes in operating assets and liabilities: Change in accounts receivable	(3,894,295)	7,257,096	3,630,201	560,406
Change in advance to suppliers	(3,277,573)	—	(164,787)	(25,439)
Change in prepayments and other current assets	23,085,521	(1,767,972)	11,928,473	1,841,439
Change in prepaid royalties	(453,785)	4,878,579	—	—
Change in deferred costs	(1,867,820)	58,472	9,745	1,504
Change in other long-lived assets	13,115,217	7,732,074	(1,970,192)	(304,145)
Change in accounts payable	8,665,354	(9,104,630)	565,870	87,355
Change in amounts due to related party	4,799,753	1,505,203	61,454,444	9,486,931
Change in other taxes payable	(2,735,038)	(306,421)	(405,070)	(62,532)
Change in advances from customers	1,017,996	(2,062,884)	2,823,656	435,897
Change in deferred revenue	(142,057)	321,706	(1,882,745)	(290,646)
Change in other payables and accruals	(4,815,188)	(7,118,898)	(1,465,002)	(226,155)

Net cash used in operating activities	(357,569,636)	(269,097,406)	(175,586,790)	(27,105,930)

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from investing activities
Decrease (Increase) in restricted cash	37,959	700,000	—	—
Proceeds from disposal of short term investment	877,350	—	—	—
Proceeds from disposal of subsidiaries	—	163,715,759	12,178,328	1,880,010
Proceeds from disposal of cost method investee	5,469,593	—	—	—
Proceeds from disposal of equity method investees	—	25,040,812	—	—
Proceeds from disposal of available-for-sale investment	—	6,274,326	—	—
Purchase of equity method and available-for-sale investments	(9,158,160)	—	(223,428,600)	(34,491,432)
Disbursement for loans receivable from a related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	(4,500,000)	(5,250,000)	(9,870,000)	(1,523,665)
Collection of loans receivable from related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	4,500,000	5,250,000	4,500,000	694,680
Proceeds from disposal of property, equipment and software	146,500	1,148,851	340,962	52,635
Proceeds from refund of investment	7,252,493	—	—	—
Refund of upfront license fees	—	2,000,000	—	—
Refund of long-term receivables	—	2,000,000	17,927,763	2,767,570
Purchase of property, equipment and software	(7,057,543)	(3,127,931)	(10,644,290)	(1,643,195)
Purchase of intangible assets	(500,000)	—	—	—

Net cash provided by (used in) investing activities	(2,931,808)	197,751,817	(208,995,837)	(32,263,397)

Cash flows from financing activities:
Proceeds from stock option exercises	4,304,447	812,635	—	—
Proceeds from exercises of stock options of a subsidiary	32,603	616,688	84,059	12,976
Issuance of redeemable noncontrolling interest	—	118,262,180	—	—
Purchase of noncontrolling interest	—	—	(656,799)	(101,392)
Repurchase of ordinary shares	(29,030,699)	—	—	—
Proceeds from bank borrowings	—	—	31,624,560	4,881,991
Proceeds from the issuance of convertible notes	—	—	260,068,680	40,147,686
Payment for the issuance cost related to convertible notes	—	—	(20,779,520)	(3,207,805)
Amount due to related parties	—	—	2,597,440	400,976
Loan from a related party	—	—	30,000,000	4,631,202
Repayment a loan from a related party	—	—	(30,000,000)	(4,631,202)
Contribution from noncontrolling interest	—	—	4,500,000	694,680
Payment for long-term payable	(13,995,293)	(19,469,853)	(19,501,485)	(3,010,511)

Net cash provided by (used in) financing activities	(38,688,942)	100,221,650	257,936,935	39,818,601

Effect of foreign exchange rate changes on cash and cash equivalents	1,898,778	(4,380,962)	(5,826,067)	(899,389)

Net change in cash and cash equivalents	(397,291,608)	24,495,099	(132,471,759)	(20,450,115)
Cash and cash equivalents, beginning of year	554,278,809	156,987,201	181,482,300	28,016,039

Cash and cash equivalents, end of year	156,987,201	181,482,300	49,010,541	7,565,924

Supplemental disclosure of cash flow information:
Accrued purchases of property, equipment and software	2,085,286	1,747,081	1,841,541	284,285
Accrued purchases of intangible assets	56,109,371	36,775,866	20,010,351	3,089,066
Receivable related to the disposition of a subsidiary	—	12,750,000	—	—

Details of the non-cash transactions regarding disposal of Jiucheng Advertisement and Red 5 are set out in Note 7 and Note 30.

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”).

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), mobile games and TV games. The Group commercial launched Firefall, a proprietary game developed by Red 5 in North America and Europe in 2014. It conducted a limited commercial release in China in November 2015 and expect to have a large-scale commercial launch in China in the second half of 2016. The Group also expect to launch a proprietary mobile game, Song of Knights in 2016.

The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2015:

Name of entity	Date of incorporation	Place of incorporation	Legal Ownership
Subsidiaries:
GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	100%
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	100%
9Dream Limited (“9Dream”)	July-05	Hong Kong	100%
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	100%
Jiu Tuo (Shanghai) Information Technology Limited (“Jiu Tuo”)	July-07	PRC	100%
China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	100%
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	100%
New Star International Development Limited (“New Star”)	January-08	Hong Kong	100%
The9 Development Center Limited (“TDC”)	June-08	Hong Kong	100%

TDC (Asia) Limited (“TDC Asia”)	April-09	British Virgin Islands	100%
Red 5 Studios, Inc. (“Red 5”)	June-05	USA	73%
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-10	Singapore	73%
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	100%
The9 Korea Co., Ltd. (“The9 Korea”)	February-11	Korea	100%
Red 5 Korea LLC. (“Red 5 Korea”)	November-10	Korea	100%
City Channel Ltd. (“City Channel”)	June-06	Hong Kong	100%
Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	N/A (Note 4)
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-11	PRC	20% (Note 4)
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-12	PRC	N/A
Subsidiaries of Shanghai IT:
Name of entity	Date of incorporation	Place of incorporation	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	80%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education”)	May-12	PRC	70%
Beijing Chuan Yun Interactive Network Technology Co., Ltd. (“Chuan Yun”)	February-14	PRC	100%
Shanghai Jiu Chang Investment Co., Ltd. (“Jiu Chang”)	December-14	PRC	100%
Hangzhou Firerain network Technology Co., Ltd.(“HZ Firerain”)	October- 08	PRC	100%
Shanghai Shencai Chengjiu information technology co., Ltd. (“SH Shencai”)	May-15	PRC	100%
Wuxi Chuang You Technology Co., Ltd. (“Chuang You”)	July-15	PRC	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has accumulated deficit of approximately RMB2,304 million (US$355.7 million) as of December 31, 2015, a net loss of approximately RMB354.2 million (US$54.7 million) for the year ended December 31, 2015. The Group expects to continue to incur product development, and sales and marketing expenses for licensed and proprietary new games in order to achieve overall revenue growth. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

To meet its capital needs, the Group is considering multiple alternatives, including, but not limited to, additional equity financings, debt financings and other funding transactions as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity and/or cease operations.

Sales of Equity Interest of Red 5

In March 2016, the Group entered into a non-binding memorandum of understanding (“MOU”) with L&A International Holding Limited (“L&A”), a Cayman Island Company with shares publicly listed in Hong Kong, and a certain other shareholder of Red 5 Studios, Inc. (“Red 5”). Under the terms of this MOU, the Group will exchange approximately 30.6% of its equity interest in Red 5 for such number of newly issued shares of L&A of equivalent value based on a valuation agreed by all parties. The other participating shareholders of Red 5 will exchange an aggregate of approximately 14.4% equity interest in Red 5 based on the same terms. The total valuation for the 45% of equity interest in Red 5 subject to this exchange is expected to be approximately US$76.5 million, subject to adjustments by no more than 15% based on the results of due diligences conducted by both parties. The completion of the transaction is subject to the parties’ execution of definitive agreements and customary closing conditions to be stipulated therein. Should the transaction is to be completed in accordance with valuation of the MOU, the Group is expected to receive ordinary shares of L&A with a valuation ranging between US$44 million to US$60 million. The Group expect these shares to be publicly traded and without restriction for sale in the public market in Hong Kong. As such, the Group believes the completion of this transaction can provide a source of funding for its operations.

Addition external debt financing

In March 2016, Bank of Shanghai (BOS) issued a commitment letter whereby BOS agrees to grant the Group a credit facility of RMB50 million (US$7.7 million). The Group can apply to withdraw the funding from BOS should they require liquidity for its operations. As of the report date, the Group had withdrawn RMB4.9 million (US$0.8 million) under this credit facility.

Launch of new games

The Group plans to have a large-scaled commercial launch of Firefall in China in the second half of 2016. In addition, The Group plans to launch the proprietary mobile game Song of Knights in 2016. We had already licensed Song of Knights to different game operators for distribution in Korea, Vietnam, Taiwan, Malaysia, Hong Kong, Singapore and Macau.

Cost Control

The Group does not have significant short term loans or liabilities to third parties. Currently the biggest use of cash for the Group is payroll related costs. When Management deems it is necessary, the Group has the ability to control the level of discretionary spending on payroll by reducing the headcount of the Group within a short period of time.

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

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than temporary impairment, allowance for doubtful accounts and prepayment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, assessment of impairment of other long-lived assets, fair value of redeemable noncontrolling interest, the fair value of the warrants, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2014 and 2015, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2014 and 2015 are amounts denominated in US Dollars totaling US$4.9 million and US$0.1 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB150.5 million and RMB48.1 million (US$7.4 million) as of December 31, 2014 and 2015, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB1.2 million, RMB0.08 million and RMB0.7 million (US$0.1 million) in 2013, 2014 and 2015, respectively.

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

<8> Investments in equity method investee and loan to equity method investee

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

If the Group’s share of losses of the undistributed losses exceeds the carrying amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance to the equity investees.

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

<9> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income. As of December 31, 2014 and 2015, the Group did not hold trading securities or held-to-maturity securities.

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

<14> Impairment of long-lived assets and allowance on long-term receivables

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

The Group determines an allowance on doubtful long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, the Group reverses the allowance

<15>Revenue recognition

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

Online game services to players on the Group’s game server

The Group sells its prepaid online points for its online game products directly to players via certain online payment platforms. The Group adopts virtual item / service consumption model for the online game services.

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

Other revenues

Other revenues mainly include those generated from training. Training revenue include revenues generated from providing technical training to college students on mobile application programming. These revenues are recognized when delivery of the service has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

<16>Advances from customers and deferred revenue

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

<17>Convertible note and warrants

Convertible Notes and Beneficial Conversion Feature (“BCF”)

The Group issued convertible notes and warrants in December 2015. The Group has evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on the Group’s evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion per the terms of the convertible note agreement is below market value. In these instances, the value of the BCF is determined as the intrinsic value of the conversion feature is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceed is allocated to the warrant based on the fair value of the warrants at the date of issuance. The allocated fair value for the warrants and the value of the BCF are both recorded in the financial statements as a debt discount from the face amount of the notes, which is then accreted to interest expense over the life of the related debt using the effective interest method.

The Group has early adopted ASU 2015-3, simplifying the presentation of debt issuance costs to present the occurred debt issuance costs as a direct deduction from the convertible note rather than as an assets. Amortization of the costs is reported as interest expense.

Warrants

The Group accounts for the detachable warrants issued in connection with convertible notes under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock. The Group classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Group uses the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Group’s common stock at the date of issuance, and at each subsequent reporting period, is based on historic fluctuations in the Company’s stock price. The risk-free interest rate is based on United States Treasury zero-coupon issues with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on the historical pattern of exercises of warrants.

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

<20>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB52.8 million, RMB22.5 million and RMB3.2 million (US$0.5 million) for the years ended December 31, 2013, 2014 and 2015, respectively, were expensed as incurred.

<21>Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 1.0 million, RMB1.2 million and RMB0.3 million (US$0.04 million) for the years ended December 31, 2013, 2014 and 2015, respectively, which were recorded in other income (expense) in the consolidated statements of operations and comprehensive loss.

<22>Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes-Merton option pricing model (the “Black-Scholes Model”) with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition are estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies.

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

The Group recognizes compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a one-to-four year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Group uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

For stock option modifications, the Group compares the fair value of the original award immediately before and after the modification. For modifications, or probable-to-probable vesting conditions, the incremental fair value of fully vested awards is recognized as expense on the date of the modification, with the incremental fair value of unvested awards recognized ratably over the new service period.

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

<25> Redeemable non-controlling interests

Redeemable non-controlling interests are equity interests of our consolidated subsidiary not attribute to the Group that have redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable non-controlling interests adjusted for cumulative earnings (loss) allocations.

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

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

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

<31>Financial instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, warrants, convertible notes, long-term accounts payable and long-term debt. The carrying value of the Group’s cash and cash equivalents, restricted cash, short-term investment, accounts receivable and accounts payable approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value. The carrying value of long-term accounts payable approximates its fair value as the impact to discount the long-term payable with interest rate is insignificant. The carrying value of long-term debt approximates its fair value as its interest rates is at the same level of the current market yield for comparable loans. The carrying value of convertible notes as of December 31, 2015 was RMB129.3 million (US$20.0 millions) and the fair value of the convertible notes was approximately RMB193.5 million (US$29.8 million) as of December 31, 2015.

<32> Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Company is currently assessing the impact that the guidance will have on the Company’s financial condition and results of operations.

In February 2015, the FASB issued ASU 2015-02 to respond to stakeholders ‘concerns about the current accounting for consolidation of certain legal entities. Stakeholders expressed concerns that current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this Update rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 to simplify presentation of debt issuance costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group early adopted this guidance as of December 31, 2015. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations and cash flows.

In May 2015, the FASB issued ASU 2015-07, Topic 820, and Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The Group has adopted this guidance during the year ended December 31, 2015 with a retroactive application. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01, to improve and to achieve convergence of their respective standards on the accounting for financial instruments and enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Board also is addressing measurement of credit losses on financial assets in a separate project. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiary, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.4778, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2015. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of certain VIEs, including i) Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC and ii) Mengxiang Hulian, which is a start-up research and development company (“R&D VIE”) developing games and software funded by the Group. Due to the weaker than expected performance of the game developed by Mengxiang Hulian, the Group has stopped funding Mengxiang Hulian and it had become an inactive company as of December 31, 2014.

Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”) was considered as an VIE of the Group since its establishment in 2010. In 2014, the Group sold Houpu Cloud to a third party (Note 32).

Shanghai IT

Shanghai IT was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

There are a few key contractual arrangements between the Group’s subsidiary, The9 Computer (the “WOFE”) and respective VIEs that provide the Group with a controlling financial interest over the VIEs and upon which the Group concluded that it is required to consolidate these entities pursuant to the guidance in ASC 810.

A summary of the contractual agreements referenced above is as follows:

1)	Loan Agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The loans have an unspecified term and will remain outstanding for the duration of WOFE or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE’s prior written request.

2)	Equity Pledge Agreement. The shareholders of the VIEs entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call Option Agreement. The VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant the WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.

4)	Shareholder Voting Proxy Agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.

5)	Exclusive Technical Service Agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Group is able to unilaterally renew, extend or amend the service agreements at its discretion.

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

If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the results of operation of the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WOFEs or VIEs.

R&D VIE

Mengxiang Hulian is a primarily start-up research and development company developing games and software funded by the Group starting from 2011. The Group had arrangements with Mengxiang Hulian (the “R&D” company) pursuant to which the Group provided substantial financial support and obtained equity interests in these entities. The Group has acquired or has an option to acquire the exclusive licenses in Mainland China or worldwide for the games and software under development by these entities. As of December 31, 2014 and 2015, the Group held equity interest of 20% of Mengxiang Hulian.

Under the above arrangements with the R&D company, the Group has the power to make decisions that most significantly affect the entities’ operations and effectively assumed a majority of economic risks associated with these entities, and has the obligation to absorb losses and the right to receive returns that are significant to these entities. As such, prior to the reconsideration events discussed below, it was determined that the Group is the primary beneficiary of these entities and has included them in its consolidated financial statements since their respective dates of incorporation.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$ (Note 3)
Total assets	130,055,790	141,614,244	21,861,472
Total liabilities	231,634,266	222,151,400	34,294,267

	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$ (Note 3)
Net Revenue	86,574,297	42,697,861	34,390,944	5,309,047
Net profit (loss)	(201,412,786)	101,628,848	(95,285,846)	(14,709,600)

The VIEs contributed an aggregate of 82.6%, 66.4% and 74.1% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2014 and 2015, the VIEs accounted for an aggregate of 25.1% and 26.3%, respectively, of the consolidated total assets, and 72.2% and 37.0%, respectively, of the consolidated total liabilities.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 29 for disclosure of restricted net assets.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Receivable from a former equity method investee	4,500,000	—	—
Consideration receivable for a disposal of a subsidiary	12,750,575	—	—
Receivable from a supplier (Note 14)	17,927,763	—	—
Prepayments and deposits	10,929,101	3,220,205	497,114
Employee advances	1,963,858	2,717,027	419,437
Others	8,502,024	3,525,917	544,307

	56,573,321	9,463,149	1,460,858

6. PREPAID ROYALTIES AND DEFERRED COSTS

Due to a weaker than expected operating performance of certain games, and the expectation that the net cash flow of these games will not be sufficient to recover the carrying amount of the prepaid royalties, the Group recognized an impairment loss for prepaid royalties associated with such games of RMB10.4 million, nil and nil for the years ended December 31, 2013, 2014, and 2015, respectively, and an impairment loss for deferred cost of RMB2.7 million, nil and nil for the years ended December 31, 2013, 2014, and 2015, respectively. The impairment charges of prepaid royalties and deferred cost were included in cost of services in the consolidated statements of operations and comprehensive loss.

7. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$ (Note 3)
Investments accounted for under equity method:
ZTE9 network technology Co., Ltd., Wuxi (“ZTE9”)	67,020	—	—
System Link Corporation Limited (“System Link”)<1>	—	215,631,351	33,287,744
Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”) <2>	—	12,751,438	1,968,483
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,543,734
G10 Entertainment Corporation (“G10”) Ltd.	24,892,921	24,892,921	3,842,805
CrowdStar Inc. (“Crowdstar”)	1,627,099	1,627,099	251,181
Tandem Fund II, L.P. (“Tandem Fund”)	2,636,885	2,636,885	407,065

Total	39,223,925	267,539,694	41,301,012

<1> System Link

In August 2014, the Group formed a joint venture, System Link, with Qihoo 360 Technology Co., Ltd., or Qihoo 360. Pursuant to the joint venture agreement, Qihoo 360 and the Group will each own 50% equity interest in the joint venture and share profits based on the equity interest each party holds in the joint venture. In August 2014, Red 5 Singapore entered into a license agreement with System Link for publishing and operating Firefall under a five-year term in mainland China. Under this license agreement, System Link is expected to pay Red 5 Singapore no less than US$160 million (inclusive of license fee and royalties) during the term of the agreement. The Group accounts for its investment in System Link as an equity method investment. The total capital contribution from the Group is RMB 223.4 million (US$35 million) as of December 31, 2015. The Group records a loss of RMB 11.1 million (US$1.7 million) in share of loss in equity method and a gain of RMB3.3 million (US$0.5 million) in other comprehensive income for the year ended December 31, 2015.

The Group has filed System Link Corporation Limited’s consolidated financial statement as indicated in our annual report on Form 20-F for the year ended December 31, 2015, as the 20% significant subsidiary test was met for the current year in accordance with Rule 3-09 of SEC Regulation S-X.

<2> Jiucheng Advertisement

In June 2015, the Group granted 33.3% equity interest of Jiucheng Advertisement to two of its employees for nil consideration. The Group recorded share-based compensation of RMB 2.7 million as a result of this transaction as the equity interest was considered a share-based award for this service. In October, 2015, the Group entered into an agreement with Fei Fan Information Technology Co., Ltd. (“Fei Fan”), whereby Jiucheng Advertisement acquired 100% equity interest in Fei Fan in exchange of 30% equity interest in Jiucheng Advertisement. Upon the completion of the exchange, the Group’s equity interest in Jincheng Advertisement was diluted to 46.7%. The Group accounted for the exchange as a disposal of subsidiary with a gain of RMB 3.3 million (US$0.5 million) recognized upon disposal and an acquisition of an equity method investment in Jiucheng Advertisement at fair value. In November 2015, The Group’s equity interest in Jiucheng Advertisement was further diluted to 42% as a result of capital injection by other shareholders.

In October 2014, the Group disposed to a third party, 100% of its equity interest in an equity method investee for a cash consideration of RMB14 million and further recovered loan receivables of RMB9.8 million to the same equity method investee. The Company had previously fully impaired the investment in 2013 as well as provided a full allowance for the loan receivables due to the tight liquidity position combined with less than satisfactory performance of the investee. The Group recorded a gain of RMB23.8 as a result of this disposal.

In 2014, the Group disposed 75% of its interest in Tandem Fund for cash consideration of RMB11.0 million, a gain of RMB3.1 million was recognized upon disposal.

The Group recorded impairment charges relating to its investment in equity investees of RMB41.7 million, nil and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

8. AVAILABLE-FOR-SALE INVESTMENTS

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

In April 2014, the Group disposed all of its shares in Youjia to a third party for a cash consideration of US$1.0 million (RMB6.3 million), a gain of RMB6.3 million (US$1.0 million) for the year ended December 31, 2014 is recognized upon disposal.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Office buildings	67,881,751	69,276,652	10,694,472
Computer and equipment	123,158,909	118,052,297	18,224,134
Leasehold improvements	12,571,448	11,008,880	1,699,478
Office furniture and fixtures	10,395,482	11,355,064	1,752,920
Motor vehicles	11,092,117	10,889,632	1,681,070
Software	18,175,695	18,424,967	2,844,325
Less: accumulated depreciation and amortization	(206,929,172)	(205,160,974)	(31,671,397)

Net book value	36,346,230	33,846,518	5,225,002

Depreciation and amortization charges for the years ended December 31, 2013, 2014 and 2015 amounted to RMB19.0 million, RMB15.7 million and RMB11.6 million (US$1.8 million) respectively. The office building was mortgaged for the convertible notes and bank borrowing in year 2015 (Note 20 and 21).

Due to weaker than expected operating performance of certain games, the Group recognized impairment provisions on computer equipment of RMB1.9 million, nil and nil in 2013, 2014, and 2015 respectively.

10. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2013	10,011,247	—	10,011,247
Translation difference	(300,393)	—	(300,393)

Balance at December 31, 2013	9,710,854	—	9,710,854
Translation difference	35,200	—	35,200

Balance at December 31, 2014	9,746,054	—	9,746,054
Translation difference	596,640	—	596,640

Balance at December 31, 2015	10,342,694	—	10,342,694

Balance at December 31, 2015 US$ (Note 3)	1,596,637	—	1,596,637

In 2010, the Group recognized goodwill of RMB10.9 million in connection with the acquisition of Red 5. The Group measures the consideration it transfers at fair value, which may be calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference would be recognized directly in the consolidated statement of operations and comprehensive loss.

The Group performed annual impairment test on goodwill as of December 31, 2013, 2014 and 2015, respectively, as the fair value was greater than carrying value of the reporting unit, no impairment was recorded.

11. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2014 and 2015 are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	146,925,649	146,925,649	22,681,412
Acquired game development cost	12,285,000	12,285,000	1,896,477
Less: Accumulated amortization	(55,738,585)	(74,875,427)	(11,558,774)
Impairment provision	(4,394,381)	(4,394,381)	(678,376)
Translation difference	(1,538,342)	(1,064,355)	(164,308)

Net book value of intangible assets subject to amortization	97,539,341	78,876,486	12,176,431

In 2014 and 2015, RMB1.8 million and nil acquired game licenses were expired, respectively, and were written off from the cost basis and accumulated amortization.

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

In September 2011, Red5 Korea, Red 5 Singapore and Red5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive , non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million and the guaranteed amount of US$12.7 million, was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The amount payable which is expected to due on or before December 31, 2016 amounted to US$ 3.1 million (RMB20.0 million) was recorded in accounts payable under current liabilities.

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

Amortization expense related to intangible assets was RMB23.0 million, RMB28.9 million and RMB19.1 million (US$3.0 million) for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the estimated aggregate amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2016	21,964,146	3,390,680
2017	21,964,146	3,390,680
2018	21,964,146	3,390,680
2019	12,984,048	2,004,391
2020	—	—

Total	78,876,486	12,176,431

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of RMB3.8 million, nil and nil were recognized in 2013, 2014 and 2015, respectively.

12. LAND USE RIGHT, NET

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,348	85,160,348	13,146,492
Less: accumulated amortization	(14,887,052)	(16,807,962)	(2,594,702)

Net book value	70,273,296	68,352,386	10,551,790

Amortization charge for the years ended December 31, 2013, 2014 and 2015 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively.

13. OTHER LONG-LIVED ASSETS

Other long-lived assets are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Receivable from WoW game points refund agent (Note 19)	7,894,836	—	—
Others	453,573	1,879,021	290,071

Total	8,348,409	1,879,021	290,071

14. ALLOWANCE (REVERSAL OF ALLOWANCE) OF LONG-TERM RECEIVABLE

	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$
				(Note 3)
Allowance (reversal of allowance) of receivables	17,927,763	(17,927,763)	—	—

Total	17,927,763	(17,927,763)	—	—

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

15. IMPAIRMENT ON PREPAYMENT FOR EQUIPMENT AND OTHER ASSETS

	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$
				(Note 3)
Impairment on prepayment for equipment and other assets	11,813,313	3,555,845	—	—

Total	11,813,313	3,555,845	—	—

The Group prepaid RMB 11.8 million to a supplier for certain asset which was planned to be used in game promotion activity. In 2013, the management decided to change the game promotion plans and as a result the asset was no longer required under the new promotion plan and as such Group decided not to take title to the asset from the supplier and wrote off the non-refundable prepayment.

For the year ended December 31, 2014, the Group recorded RMB 3.6 million impairment on the prepayment to certain suppliers with which the Group terminated the transaction and wrote off the repayment balance considering its low collectability.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of the common stock warrants were measured using the Black-Scholes option-pricing model (Note 22). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3).

The Group measured the fair value of its investment in Youjia using the income approach based on a weighted average of multiple discounted cash flow scenarios, which required the use of unobservable inputs (Level 3) including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online game industry and company-specific risk adjustments. The available-for-sale investment in Youjia was fully impaired in 2013 and then sold in 2014.

The following table presents the changes in the available-for-sale investment that were measured at fair value on a recurring basis using significant Level 3 inputs for the year ended December 31, 2013, 2014 and 2015. The Group did not have other assets or liabilities measured at fair value on a recurring basis using significant Level 3 inputs during the years ended December 31, 2013, 2014 and 2015.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2013	2014	2015
	RMB	RMB	RMB
Balance at the beginning of the year	6,285,500	—	—
Unrealized loss recognized in other comprehensive income	(16,600)	—	—
Impairment losses included in earnings	(6,268,900)	—	—

Balance at the end of the year	—	—	—

In 2015, the Group issued warrants in connection with its convertible notes. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during the year 2015 (Note 22).

	2015	2015
	RMB	US$ (Note 3)
Balance at issuance date	57,285,780	8,843,400
Unrealized loss recognized in other comprehensive income	7,129,161	1,100,553

Balance at the end of the year	64,414,941	9,943,953

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2013, 2014 and 2015, respectively.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses (gains)
		RMB	RMB	RMB	RMB
Receivable from WoW game points refund agent (Note 19)	—	—	—	—	8,439,580

Total	—	—	—	—	8,439,580

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses (gains)
		RMB	RMB	RMB	RMB
Prepayment for other assets (Note 15)	—	—	—	—	3,555,845

Total	—	—	—	—	3,555,845

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses (gains)
		RMB	RMB	RMB	RMB
Prepayment for equipment (Note 15)					11,813,313
Long-term receivables (Note 14)	—	—	—	—	17,927,763

Total	—	—	—	—	29,741,076

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2013, 2014 and 2015. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2013, 2014 and 2015. Therefore, no Singapore income tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. However, the subsidiaries that are located in the Pudong New District of Shanghai enjoy five-year transitional EIT rates, which refer to the phase-in rates of 18%, 20%, 22%, 24% and 25% for the 5 years period from 2008 to 2012 and the subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate.

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2014, Shanghai IT renewed its HNTE qualification and obtained approval in 2015, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2014 to 2016. Total tax savings of Shanghai IT were nil for the years ended December 31, 2013, 2014 and 2015, respectively.

United States

The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 0.48%, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense	—	—	—	—
China	—	—	—	—
Other jurisdictions	—	—	—	—
Deferred taxation	134,391,290	(21,011,979)	6,324,015	976,260
China	70,063,810	(62,051,840)	(31,447,143)	(4,854,602)
Other jurisdictions	64,327,480	41,039,861	37,771,158	5,830,862
Change in valuation allowance	(134,391,290)	21,011,979	(6,324,015)	(976,260)
China	(70,063,810)	62,051,840	31,447,143	4,854,602
Other jurisdictions	(64,327,480)	(41,039,861)	(37,771,158)	(5,830,862)

Income tax (expense) benefit	—	—	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015
PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(2%)	10%	(1%)
Effect of future tax rate change	1%	(1%)	(1%)
Change of prior year deferred tax assets	1%	(0%)	(1%)
Change of valuation allowance	(24%)	(16%)	(2%)
(Income) not subject to tax and non-deductible expenses, net	0%	2%	(1%)
Effect of expired net operating loss	(1%)	(20%)	(19%)

Effective EIT rate	0%	(0%)	0%

Significant components of deferred tax assets

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	1,926,262	3,285,994	507,271
Temporary differences related to provision for advances to suppliers	1,621,968	888,961	137,232
Temporary differences related to provision for doubtful accounts	191,012	1,510,153	233,126
Other	5,609,163	5,900,763	910,921
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	11,710,677	12,728,642	1,964,964
Startup expenses and advertising fee	25,761,300	26,010,125	4,015,271
Temporary differences related to research and development credits	988,010	1,045,470	161,393
Temporary differences related to equity investment	1,795,745	1,531,567	236,433
Foreign tax credits	15,113,930	16,039,192	2,476,025
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	771,867
Tax loss carry forwards	492,204,751	505,784,660	78,079,697

Total deferred tax assets	561,922,818	579,725,527	89,494,200
Less: Valuation allowance	(561,922,818)	(579,725,527)	(89,494,200)

Total deferred tax assets	—	—	—

Significant components of deferred tax liabilities

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,362,427	5,690,705	878,494

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2015
	RMB	RMB	US$
			(Note 3)
Balance at January 1	582,934,797	561,922,818	86,745,935
Increase (decrease) in valuation allowance	(21,011,979)	17,802,709	2,748,265

Balance at December 31	561,922,818	579,725,527	89,494,200

For the years ended December 31, 2014 and 2015, a reversal of valuation allowance and an increase of valuation allowance of approximately RMB21.0 million and RMB17.8 million (US$2.7 million) was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2015, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB817.1 million, of which RMB162.9 million, RMB327.9 million, RMB190.2 million, RMB46.3 million and RMB89.8 million will expire in 2016, 2017, 2018, 2019 and 2020, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2015, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$124.2 million and US$68.7 million, respectively, which will begin to expire in 2026 and 2016, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2016. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2013, 2014 and 2015.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2013, 2014 and 2015.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2013, 2014 and 2015. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2013, 2014 and 2015, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2015, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2006 through 2015 are open tax years, subject to examination by the relevant tax authorities.

18. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and accruals are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	18,758,212	15,705,966	2,424,583
Professional services	12,312,998	12,070,384	1,863,346
Product development services	5,820,394	1,648,410	254,471
Marketing and promotion	452,920	3,988	616
Others	4,528,327	6,435,676	993,498

	41,872,851	35,864,424	5,536,514

19. Refund of WoW game points

As a result of the loss of the WoW license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as advance from customers. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009.

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.2 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$26.2 million) as of December 31, 2015.

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent for RMB43.3 million for this purpose. In 2013, 2014 and 2015, nil were refunded to game point card holders through the agent, respectively. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2015, the balance of the advance payment to the agent was RMB8.4 million (US$1.3 million). As of December 31, 2015, the Group wrote off the remaining RMB8.4 million receivable because it is unlikely that the agent will refund to us since the business relationship between the Group and the agent have been terminated.

20. LONG-TERM DEBT

The Group entered an entrusted bank borrowing agreement, amounted to RMB 31.6 million (US$4.9 million), with a third party investor and China Merchants Bank as entrustment bank. The borrowing is due in November 2018, with two years extension and bears an annual interest rate of 12% due up maturity of the loan. The loan is secured by the real property of the office building of the Group. The balance as of December 31, 2015 is RMB 31.7 million (US$ 4.9 million) also includes RMB 0.1 million (US$ 0.02 million) interest payable.

21. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into agreement with a third party investor for a private placement of secured convertible notes and warrants for a gross proceeds of US$40,050,000, which the transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes mature in 2018, subject to an extension for two years at the discretion of the investor. The convertible notes accrue interest at a rate of twelve percent (12%) per annum and payable upon maturity of the notes. The notes are secured by the equity interest of the Group’s subsidiaries (The9 Computer and C9I Shanghai) and office buildings with a total net book value of RMB24.3 million. The investor of the notes is entitled to put the notes to the Group upon a change in control and upon an event of default.

The notes are divided into three tranches and can be converted into a total of 11,695,513 shares of the Group’s ADS at any time as follows:

Convertible Note	Principle Amount	Conversion Price
Tranche A	US$22,250,000	US$2.6
Tranche B	US$13,350,000	US$5.2
Tranche C	US$4,450,000	US$7.8

The conversion prices are subject to anti-dilution adjustments and in the event the Company issue ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to the issuance. As of December 31, 2015, no adjustments to the conversion prices had occurred.

The Group has determined that there was BCF attributable to Tranche A convertible loan as the conversion price is lower than market value at the date of issuance of the convertible note. The value of the BCF is determined to be US$8.1 million (RMB 52.7 million), which is equal to the intrinsic value of the conversion feature. The convertible notes are recorded at net carrying value at the date of issuance as follows:

	US$	RMB
Principle Amount	40,050,000	260,068,680
Less:
Fair value allocated to warrants (Note 22)	8,821,883	57,285,780
Beneficial conversion feature	8,112,556	52,679,692
Issuance Cost	3,200,000	20,779,520
Net carrying value	19,915,561	129,323,688

The fair value of warrants, BCF and issuance costs are recorded as debt discount and accreted to interest expense over 3 years using the effective interest method. As of December 31, 2015, the carrying amount of the convertible notes is RMB 131.9 million (US$ 20.3 million) and interest payable is RMB 3.3 million(US$0.5 million). Interest expense recognized related to the convertible note is RMB 5.9 million (US$ 0.9 million) for the year ended December 31, 2015.

22. WARRANTS

The warrants issued in conjunction with the convertible notes expire November 24, 2020 and are exercisable at any time after the commitment date to purchase up to 4,778,846 shares of the Company’s ADS as follows:

Warrants	Principle Amount	Exercise Price
Tranche I	US$5,000,000	US$1.5
Tranche A	US$2,750,000	US$2.6
Tranche B	US$1,650,000	US$5.2
Tranche C	US$550,000	US$7.8

The exercise prices of the warrants are subject to anti-dilution adjustments and in the event the Company issue ordinary shares at a price per share lower than the applicable exercise price in effect immediately prior to the issuance. As of December 31, 2015, no adjustments to the exercise prices had occurred.

The Group performs valuations of the warrants using a probability weighted Black-Scholes option pricing model. This model requires input of assumptions including the risk-free interest rates, volatility, expected life and dividend rates, and has also considered the likelihood of “down-round” financings. Selection of these inputs involves management’s judgment and may impact net income.

The assumptions used in the Black-Scholes option pricing model for the warrants were as follows:

Risk-free interest rate	1.71%
Expected volatility of common stock	63.25%
Dividend yield	0.00%
Expected life of warrants	5 years

The fair value of the warrants as of issuance date and December 31, 2015 is RMB 57.3 million (US$8.8 million) and RMB 64.4 million (US$9.9 million), respectively. The change in fair value of the warrant liability resulted in a loss of RMB 7.1 million (US$1.1 million) for the year ended December 31, 2015.

23. SHARE REPURCHASE PROGRAM

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

24. SHAREHOLDER RIGHTS PLAN

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

25. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB15.3 million, RMB19.5 million and RMB13.1 million (US$2 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

26. SHARE-BASED COMPENSATION

26.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 Shares. As of December 31, 2015, options to purchase 12,877,718 ordinary shares were outstanding and options to purchase 120,925 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	3,070,491	US$	2.41	1.03		—
Granted	1,910,000
Exercised	—
Forfeited	(302,773)	US$	4.52

Outstanding at December 31, 2015	4,677,718	US$	1.53	4.41	US$	7,577,903

Vested and expected to vest at December 31, 2015	4,677,718	US$	1.53	4.41	US$	7,577,903

Exercisable at December 31, 2015	3,085,410	US$	1.53	4.42	US$	4,998,364

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was US$119,624, US$21,701 and nil for year ended December 31, 2013, 2014 and 2015, respectively.

The weighted-average grant-date fair value of options granted during the years 2013 and 2015 was US$0.99 and US$0.65, respectively. No options were granted during 2014. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with below assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

	For the year ended December 31, 2013		For the year ended December 31, 2015
Risk-free interest rate		0.35%		1.22%
Expected life (years)		3.25		3.35
Expected dividend yield		0		0
Volatility		59.39%		59.74%
Fair value of options at grant date	US$	0.99	US$	0.65

On November 17, 2015, The Group granted three tranches of share options to certain directors, officers and key employees totaling 8,200,000 shares with predetermined market conditions as summarized below:

Options	Target Price (US$)	Number of Options Vesting
Tranche I	2.6	4,555,556
Tranche II	5.2	2,733,334
Tranche III	7.8	911,110

Total		8,200,000

Of these share options granted, 7,000,000 options is subject only to the predetermined market condition and will vest immediately when the Company’s ADS stock price reaches the respective target stock prices as noted above (“Predetermined Market Condition”). The Vesting of the remaining 1,200,000 options are subject to a 3 year service period in addition to Predetermined Market Condition.

Activities relating to share options subject to with only Predetermined Market Condition are summarized as follows:

	Number of Options	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—					—
Granted	7,000,000	US$	1.53
Exercised	—
Forfeited	—

Outstanding at December 31, 2015	7,000,000	US$	1.53	4.88	US$	11,340,000

Vested and expected to vest at December 31, 2015	7,000,000	US$	1.53	4.88	US$	11,340,000

Exercisable at December 31, 2015	3,888,889	US$	1.53	4.88	US$	6,300,000

The weighted-average grant-date fair value of options granted with only Predetermined Market Condition during the year 2015 was US$0.69, US$0.68, US$0.60 for Tranche I,II and III, respectively. The fair values for these shares options is calculated using the Monte Carlo Simulation mode with the key following assumption:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.69

The share options subject to both Predetermined Market Condition and service conditions are as followed:

	Number of Options	Weighted- Average Exercise Price		Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—					—
Granted:	1,200,000	US$	1.53			—
Exercised
Forfeited	—

Outstanding at December 31, 2015	1,200,000	US$	1.53	4.88	US$	1,944,000

Vested and expected to vest at December 31, 2015	1,200,000	US$	1.53	4.88	US$	1,944,000

Exercisable at December 31, 2015	18,530	US$	1.53	4.88	US$	30,019

The weighted-average grant-date fair value of options granted with multiple conditions during the year 2015 was US$0.71, US$0.68, US$0.60 for Tranche I,II and III, respectively. The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation mode with the key following assumption:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.71

Modification of Share-Based Awards

On April 22, 2013, the Company modified the exercise prices of share options granted to 234 directors, officers and employees granted to US$2.41 per share, which was the market price on the date of modification. The original exercise price of the modified options ranged from US$7.36 to US$4.78.

On June 13, 2015, the company extended the expiration dates of the stock options granted to 25 directors, officers and employees, with expirations dates of August 26, 2015 and December 10, 2015 to August 26, 2020, and the exercise price of these share options was also reduced to US$1.78 which was the closing sale price on June 12, 2015.

On November 17, 2015, the Company modified the exercise prices of share options granted to 15 directors, officers and employees to US$1.53 per share, the closing price of the last trading day. The original exercise price of the modified options ranged from US$1.78 to US$2.41.

During 2013, 2014 and 2015, as a result of these modifications, the Group recognized incremental compensation cost of RMB3.8 million (US$0.6 million), RMB0.9 million (US$0.2 million) and RMB11.8 million (US$1.8 million) respectively upon modification for the vested portion.

The fair value of options, of which exercise prices were modified in April 2013, June 2015 and November 2015, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2013		For the year ended December 31, 2015
Risk-free interest rate		0.09%-0.24%		0.50%-1.12%
Expected remaining life (years)		0.57-2.20		1.32-2.61
Expected dividend yield		0		0
Volatility		36%-65%		64%-71%
Fair value of incremental cost	US$	0.16-US$0.43	US$	0.21-US$0.73

Share-Based Compensation

For the years ended December 31, 2013, 2014 and 2015, the Company recorded share-based compensation of RMB16.7 million, RMB0.1 million and RMB32.0 million (US$4.9 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost due to the modification of the option exercise prices in April 2013, June 2015 and November 2015.

As of December 31, 2015, there was approximately RMB25.4 million (US$3.9 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options. This cost is expected to be recognized over a weighted-average period of 3.81 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded non-vested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It is considered probable the performance targets will be met for the total of 1,500,000 ordinary shares. The fair value of the granted non-vested shares was US$6.48 per share, the market price on the date of grant. On December 7, 2015, 500,000 shares granted to Incsight Limited were vested. The awarded non-vested shares would be valid for additional three years and expired on December 7, 2018. The Group recorded share-based compensation of RMB7.6 million, RMB2.2 million and RMB1.2million (US$0.2 million) for the years ended December 31, 2013, 2014 and 2015, respectively. The following table reflected the activity of non-vested shares for the year ended December 31, 2015:

	Number of Options	Weighted- Average Grant- Date Fair Value
Non-vested at January 1, 2015	1,500,000	US$	6.48
Granted	—		—
Forfeited	—		—
Vested	(500,000)	US$	6.48

Non-vested at December 31, 2015	1,000,000	US$	6.48

26.3 Ordinary shares granted to non-executive directors

In May 2011, the Board of Directors granted 30,000 ordinary shares to each of the Group’s four non-executive directors, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such directors continue their services during the period. An aggregate of 40,000 ordinary shares vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant. The Group recorded share-based compensation of RMB0.4 million, nil and nil for the year ended December 31, 2013, 2014 and 2015, respectively.

26.4 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2015, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2015, option to purchase 10,649,893 shares of common stock were outstanding and options to purchase 10,301,444 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted- Average Exercise Price per Option		Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	5,550,357	US$	0.122	2.61	US$	1,133,349
Granted	9,228,621
Exercised	(300,000)	US$	0.045		US$	1,200
Forfeited	(3,829,085)	US$	0.120
Outstanding at December 31, 2015	10,649,893	US$	0.061	4.73		Nil

Vested and expected to vest at December 31, 2015	10,649,893	US$	0.061	4.73		Nil

Exercisable at December 31, 2015	3,422,692	US$	0.087	3.67		Nil

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was determined by the company with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2013, 2014 and 2015 were US$14,762, US$162,279 and US$1,200, respectively.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	0.78%-5.00%
Expected life (years)	4.00-6.00
Expected dividend yield	0
Volatility	38.89%-69.36%

In September 2012, Red 5 granted 6,122,435 shares of restricted common stock to two directors of Red 5 including Mr. Zhu for their services to Red 5. Of these shares, 60% were vested on the grant date. The remaining shares shall become vested in a series of 36 successive equal monthly installments upon grantees’ completion of each month of service to Red 5 over the 36-month period measured from the grant date.The following table reflected the activity of non-vested shares for the year ended December 31, 2015:

	Number of Options	Weighted- Average Grant-Date Fair Value
Non-vested at January 1, 2015	612,244	US$	0.01193
Granted	—
Forfeited	—
Vested	(612,244)	US$	0.01193

Non-vested at December 31, 2015	—	US$	0.01193

Red 5 recorded share-based compensation of RMB3.8 million, RMB1.0 million and RMB0.8 million (US$0.1million) for options and shares of restricted common stock granted for the year ended December 31, 2013, 2014 and 2015, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2015, there was approximately RMB0.8 million (US$0.1million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 3.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26.5 Non-vested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.7 million, RMB0.4 million and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

27. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China jointly. According to the agreement, the group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty charged by ZTE9 to the Group amounted to RMB6.8 million and RMB10.1 million (US$1.6 million) for year ended December 31, 2014 and 2015, respectively. The amount due to ZTE9 amounted to RMB6.3 million and RMB7.7 million (US$1.2 million) as of December 31, 2014 and 2015 respectively. In 2014, the Group lent RMB5.3 million (US$0.9 million) to ZTE9 to fund it operation. The loan was interest-free and was due and repaid in June, 2015. In 2015, the Group lent RMB9.9 million (US$1.5 million) to ZTE9 to fund its operation. The loan was interest-free and due in March-August, 2016. Total amount due from ZTE9 was RMB5.3 million and RMB9.9 million (US$1.5 million) as of December 31, 2014 and 2015, respectively.

As of December 31, 2015, the amount due to Jiucheng Advertisement was RMB 4.0 million (US$0.6 million).

In 2014, the Group entered a license agreement with System Link Corporation Ltd., a 50% joint venture of the Group, for publishing and operating Firefall for a five-year term in mainland China. Under this license agreement, System Link is expected to pay to Red 5 Singapore no less than US$160 million (including license fee and royalties) during the term of the agreement. In 2015, System Link paid US$10 million to the Group as license. The Group records the amount as amount due to the related party and amortizes the amount over the five-year period. As of December 31, 2015, the balance of amount due to System Link (non-current) is RMB 63.4 million (US$9.8million) and revenue recognized is RMB1.7 million (US$ 0.3 million).

28. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2015
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:
Net loss attributable to ordinary shareholders before accretion on redeemable noncontrolling interest	(526,261,572)	(86,622,470)	(304,828,354)	(47,057,389)

Accretion on redeemable noncontrolling interest	—	(21,076,744)	(79,805,706)	(12,319,878)

Net loss attributable to ordinary shareholders	(526,261,572)	(107,699,214)	(384,634,060)	(59,377,267)

Denominator:
Denominator for basic and diluted loss per share – weighted-average shares outstanding	23,174,823	23,164,695	23,235,848	23,235,848

Loss per share
- Basic and diluted	(22.71)	(4.65)	(16.55)	(2.56)

The Company had 4,797,391, 4,570,491 and 18,656,564 stock options, warrants and nonvested shares outstanding as of December 31, 2013, 2014 and 2015, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

29. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities were nil, nil and nil for the years ended December 31, 2013, 2014 and 2015. The accumulated reserves as of December 31, 2015 is RMB 3.8 million. In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of 19.5 million as of December 31, 2015, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2015, approximately RMB23.3 million (US$3.6 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

30. NONCONTROLLING INTEREST

As of December 31, 2015, the Group’s non-controlling interest mainly included equity interests in Red 5,Mengxiang Hulian, The9 Education, and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2013, 2014 and 2015.

	December 31, 2013	December 31, 2014	December 31, 2015
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(526,261,572)	(86,622,470)	(304,828,354)
Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	25,992	552,426	75,563
Change in equity interest attributable to non-controlling interest due to restructuring of Red 5 Singapore (1)	—	15,068,103
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest as a result of loan conversion (2)	—	(31,784,850)	—
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares	3,072,133	(42,692,211)	80,903

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(523,163,447)	(145,479,002)	(304,671,888)

(1)	In August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor (see Note 31). As the license to publish Firefall belongs to Red 5 Singapore (Note 11), as a condition for the investment by the new investor, the Group is required to transfer the license to Red 5. As such, in June 2014, the Group transferred its equity interests in Red 5 Singapore, a wholly owned subsidiary of the Group to Red 5, a 79.2% owned subsidiary at a nominal price. At the time of transfer, 20.8% of the accumulated deficit of Red 5 Singapore, amounted to RMB 15,068,103, was attributable to the noncontrolling interest of Red 5 with no consideration, which was recorded as an equity transaction in the Consolidated Statements of Changes in Equity.

(2)	In August 2014, the Group converted its convertible loan and certain other loans due from Red 5 with a book value of US$50.0 million (RMB307.6 million), into 63,301,276 common shares of Red 5. The equity of Red 5 increased by RMB307.6 million while the impact attributable to noncontrolling interest of Red 5 was RMB31,784,850 as a result of the loan conversion.

31. REDEEMABLE NON-CONTROLLING INTEREST

In January 2014, Red5 issued 27,438,952 Series B redeemable convertible preferred shares (“SBPS”) to a third party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), for an aggregate consideration of RMB118.3 million (US$19.2 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million(US$4.2 million). The purchase price for these common shares was determined to be less than fair value as the transaction as contemplated in conjunction with the issuance of the SPBS. The difference between the purchase price and fair value of SBPS as determined by the Group with the assistance of independent valuation firm, which amounted to RMB131.3 million (US$21.2 million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$2.1 million).

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

A reconciliation of Redeemable noncontrolling interest is as follows:

	Year ended December 31,
	2014	2015
Redeemable noncontrolling interest opening balance	—	131,497,104
Issuance of Redeemable noncontrolling interest	131,296,977	—
Net loss attributable to redeemable noncontrolling interest	(20,876,617)	(32,697,713)
Accretion of Redeemable noncontrolling interest	21,076,744	79,805,706

Redeemable noncontrolling interest ending balance	131,497,104	178,605,097

32. DISPOSAL OF SUBSIDIARIES

In July 2014, the Group entered into an agreement to sell its VIE, Huopu Cloud, for a total consideration of RMB200 million (US$32.2 million) to a third-party purchaser. Pursuant to the agreement, the Group paid RMB30 million (US$4.8 million) to Huopu Cloud’s development team to retain them in Huopu Cloud and undertook Huopu Cloud’s operating costs and expenses from the date of disposal to December 31, 2014 in the amount of RMB19 million (US$3.1 million). Huopu Cloud developed and held a web game Qijiguilai. As of the transfer date, the net assets held by Huopu Cloud amounted to RMB11 million (US$1.8 million).The Group recognized a net gain of RMB 140 million (US$22.5 million) upon the disposal of Huopu Cloud in 2014.

In 2014, the Group established a subsidiary with two individual shareholders, Shanghai Kaiyue Information and technology Co., Ltd. (“Kaiyue”), while the Group owned 85% equity interest of Kaiyue. Kaiyue developed and held a mobile application named KingReader for online reading. In December 2014, the Company sold their 85% equity interest of Kaiyue to a third-party investor for an aggregate consideration of RMB 25.5 million (US$4.1 million), and recognized a net gain of RMB 25.5 million (US$4.1 million) upon the disposal of the subsidiary in 2014.

33. COMMITMENTS AND CONTINGENCIES

33.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2015 are as follows:

	RMB	US$
		(Note 3)
2016	8,389,540	1,295,122
2017	7,159,779	1,105,279
2018	6,819,782	1,052,793
2019	6,497,790	1,003,086
2020	5,414,825	835,905

	34,281,716	5,292,185

Total rental expenses amounted to RMB38.2 million, RMB22.2 million and RMB19.4 million (US$3.0 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

33.2 Contingencies

The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

34. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the PRC, North America and other areas.

The following geographic area information includes revenue based on location of players for the years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$ (Note 3)
PRC	85,483,458	41,969,350	33,201,421	5,125,416
North America	13,135,914	14,906,530	8,382,753	1,294,074
Other areas	6,156,697	7,401,011	4,827,157	745,185

Total	104,776,069	64,276,891	46,411,331	7,164,675

A majority of the Group’s assets are located in PRC.

35. SUBSEQUENT EVENTS

In March 2016, the Group entered into a non-binding memorandum of understanding (“MOU”) with L&A International Holding Limited (“L&A”), a Cayman Island Company with shares publicly listed in Hong Kong, and a certain other shareholder of Red 5 Studios, Inc. (“Red 5”). Under the terms of this MOU, the Group will exchange approximately 30.6% of its equity interest in Red 5 for such number of newly issued shares of L&A of equivalent value based on a valuation agreed by all parties. The other participating shareholders of Red 5 will exchange an aggregate of approximately 14.4% equity interest in Red 5 based on the same terms.

In March 2016, Bank of Shanghai (BOS) issued a commitment letter whereby BOS agrees to grant the Group a credit facility of RMB50 million (US$7.7 million). The Group can apply to withdraw the funding from BOS should they require liquidity for its operations. As of the report date, the Group had withdrawn RMB4.9 million (US$0.8 million) under this credit facility.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cost of revenue	(127,706)	—	—	—

Gross loss	(127,706)	—	—	—

Operating expenses:
Product development	(1,284,261)	632,437	(70,941)	(10,951)
Sales and marketing	(14,536,253)	0	(120,735)	(18,638)
General and administrative	(32,056,416)	(9,392,137)	(38,475,787)	(5,939,640)

Total operating expenses	(47,876,930)	(8,759,700)	(38,667,463)	(5,969,229)

Loss from operations	(48,004,636)	(8,759,700)	(38,667,463)	(5,969,229)
Interest income (expenses), net	869	32	(5,858,848)	(904,450)
Fair value change on convertible bonds and warrants	—	—	(7,129,161)	(1,100,553)
Other income (expenses), net	(69,198)	9,756	(2,267,335)	(350,016)

Loss before income tax expense and share of loss in equity method investments	(48,072,965)	(8,749,912)	(53,922,807)	(8,324,248)
Income tax expense	—	—	—	—
Equity in income (loss) of subsidiaries and VIEs	(478,188,607)	(77,872,558)	(250,905,547)	(38,733,141)

Net loss	(526,261,572)	(86,622,470)	(304,828,354)	(47,057,389)
Other comprehensive income (loss)
Unrealized loss on available-for-sale investment	(16,600)	—	—	—
Currency translation adjustments	(2,259,470)	348,437	5,266,016	812,933

Total comprehensive loss	(528,537,642)	(86,274,033)	(299,562,338)	(46,244,456)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	2,754,295	28,984	4,474
Prepayments and other current assets, net	55,258	912,003	140,791
Amounts due from intercompany	1,188,956,211	1,425,500,136	220,059,300

Total current assets	1,191,765,764	1,426,441,123	220,204,565

Investments in subsidiaries	(1,092,897,996)	(1,420,228,235)	(219,245,461)

Total assets	98,867,768	6,212,888	959,104

LIABILITIES
Current liabilities:
Accounts payable	164,162	148,204	22,879
Other payables and accruals	676,958	3,829,603	591,189
Warrants		64,414,941	9,943,953

Total current liabilities	841,120	68,392,748	10,558,021
Convertible notes	—	135,182,536	20,868,587

Total liabilities	841,120	203,575,284	31,426,608

SHAREHOLDERS’ EQUITY
Ordinary shares	1,885,153	1,917,620	296,030
Additional paid-in capital	2,075,900,461	2,080,041,288	321,103,042
Statutory reserves	28,071,982	28,071,982	4,333,567
Accumulated other comprehensive loss	(8,638,604)	(3,372,588)	(520,638)
Accumulated deficit	(1,999,192,344)	(2,304,020,698)	(355,679,505)

Total shareholders’ equity	98,026,648	(197,362,396)	(30,467,504)

Total liabilities, and shareholders’ equity	98,867,768	6,212,888	959,104

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY –

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(526,261,572)	(86,622,470)	(304,828,354)	(47,057,389)
Adjustments for:
Employee share-based compensation expense	24,683,804	2,337,019	33,184,307	5,122,772
Fair value change on warrants liability	—	—	7,129,161	1,100,553
Amortization of discount on convertible note	—	—	2,609,771	402,879
Equity in income (loss) of subsidiaries and VIEs	478,188,607	77,872,558	250,905,547	38,733,141
Change in prepayments and other current assets	14,253,727	(199)	(856,745)	(132,259)
Change in accounts payable	(31,607)	(27,382)	(15,958)	(2,463)
Change in amounts due from intercompany	32,990,799	4,294,984	(236,543,924)	(36,516,087)
Change in other payables and accruals	1,858,984	(1,702,034)	6,401,724	988,255

Net cash used in operating activities	25,682,742	(3,847,524)	(242,014,471)	(37,360,598)

Cash flows from financing activities:
Proceeds from stock option exercises	4,304,447	812,635	—	—
Proceeds from the issuance of convertible bonds	—	—	260,068,680	40,147,686
Payment for the issuance cost related to convertible bonds			(20,779,520)	(3,207,805)
Repurchase of ordinary shares	(29,030,699)

Net cash provided by (used in) financing activities	(24,726,252)	812,635	239,289,160	36,939,881

Net change in cash and cash equivalents	956,490	(3,034,889)	(2,725,311)	(420,717)
Cash and cash equivalents, beginning of year	4,832,694	5,789,184	2,754,295	425,191

Cash and cash equivalents, end of year	5,789,184	2,754,295	28,984	4,474

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1) Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in December, 1999 in the Cayman Islands to be the holding company of the Group principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), mobile games and TV games.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures . Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2013, 2014 and 2015.

5) Translations of balances in the additional financial information of Parent Company — Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2014 and 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.4788, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.