Form 20-F
period 2016-12-31
The9 LTD
filed 2017-04-07
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

57,283,929 ordinary shares, par value US$0.01 per share, as of December 31, 2016.

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities,” (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American depositary shares, each of which represents one ordinary share, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, based on the H.10 weekly statistical release of the Federal Reserve Bank of New York as of December 30, 2016. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues	163,581	106,627	64,840	46,610	56,286	8,107
Sales taxes	(9,147)	(1,851)	(563)	(199)	(86)	(12)

Net revenues	154,434	104,776	64,277	46,411	56,200	8,095
Cost of revenue	(69,416)	(107,803)	(85,783)	(67,744)	(48,519)	(6,988)

Gross profit (loss)	85,018	(3,027)	(21,506)	(21,333)	7,681	1,107
Operating expenses	(677,529)	(527,341)	(139,404)	(303,604)	(306,892)	(44,202)
Other operating income (expenses)	120	120	75	(1,563)	3,605	519

Loss from operations	(592,391)	(530,248)	(160,835)	(326,500)	(295,606)	(42,576)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Impairment on available-for-sale investment	—	—	—	—	(244,798)	(35,258)
Impairment on other investment	—	(47,971)	—	—	(2,807)	(404)
Interest income	21,786	8,376	3,415	775	161	23
Interest expenses	—	—	—	(6,397)	(56,472)	(8,135)
Fair value change on warrants liability	—	—	—	(7,129)	48,057	6,922
Gain (loss) on disposal of equity investee and available-for-sale investment	15,726	—	33,154	—	(1,217)	(175)
Other income (expenses), net	4,644	9,302	(963)	(1,917)	(9,952)	(1,433)

Loss before income tax expense and share of loss in equity method investments	(550,235)	(560,541)	(125,229)	(341,168)	(562,634)	(81,036)
Impairment loss on investments	(3,244)	—	—	—	—	—
Income tax benefit (expense)	—	—	—	—	6,079	876
Share of loss in equity investments	(6,347)	(2,376)	(3,713)	(13,014)	(110,535)	(15,921)

Net loss for the year	(559,826)	(562,917)	(128,942)	(354,182)	(667,090)	(96,081)
Net loss attributable to:
Noncontrolling interest	(45,824)	(36,655)	(21,443)	(16,656)	(58,584)	(8,438)
Redeemable noncontrolling interest	—	—	(20,877)	(32,698)	(14,724)	(2,121)

The9 Limited	(514,002)	(526,262)	(86,622)	(304,828)	(593,782)	(85,522)
Change in redemption value of redeemable noncontrolling interest	—	—	21,077	79,806	82,890	11,939

Net loss attributable to holders of ordinary shares	(514,002)	(526,262)	(107,699)	(384,634)	(676,672)	(97,461)

Other comprehensive income (loss):
Unrealized loss on available-for-sale investment	(57)	(16)	—	—	—	—
Currency translation adjustments	(980)	(689)	(1,204)	5,009	(1,755)	(253)

Total comprehensive loss	(560,863)	(563,622)	(130,146)	(349,173)	(668,845)	(96,334)
Comprehensive loss attributable to:
Noncontrolling interest	(46,118)	(35,084)	(22,995)	(16,913)	(58,584)	(8,438)
Redeemable noncontrolling interest	—	—	(20,877)	(32,698)	(14,724)	(2,121)

The9 Limited	(514,745)	(528,538)	(86,274)	(299,562)	(595,537)	(85,775)
Change in redemption value of redeemable noncontrolling interest	—	—	21,077	79,806	82,890	11,939

	(514,745)	(528,538)	(107,351)	(379,368)	(678,427)	(97,714)

Net loss attributable to holders of ordinary shares per share
Basic	(20.98)	(22.71)	(4.65)	(16.55)	(28.34)	(4.08)
Diluted	(20.98)	(22.71)	(4.65)	(16.55)	(28.34)	(4.08)
Net loss attributable to holders of ordinary shares per ADS(2)
Basic	(20.98)	(22.71)	(4.65)	(16.55)	(28.34)	(4.08)
Diluted	(20.98)	(22.71)	(4.65)	(16.55)	(28.34)	(4.08)

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	554,279	156,987	181,482	49,011	38,878	5,600
Non-current assets	447,730	328,617	261,477	460,837	262,854	37,859
Total assets	1,112,345	546,679	517,331	538,095	350,892	50,539
Total current liabilities	317,713	330,092	296,591	427,966	573,749	82,637
Total equity	749,212	190,133	64,888	(241,076)	(702,054)	(101,117)
Redeemable noncontrolling interest	—	—	131,497	178,605	246,771	35,542
Total liabilities, redeemable noncontrolling interest and equity	1,112,345	546,679	517,331	538,095	350,892	50,539

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.9430 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2016 at US$1.00 to RMB6.9430, which was the noon buying rate in effect as of December 30, 2016. The prevailing rate on March 31, 2017 was US$1.00 to RMB6.8832. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of RMB128.9 million, RMB354.2 million and RMB667.1 million (US$96.1 million) for the years ended December 31, 2014, 2015 and 2016, respectively, as we continue to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product development and business expansion in order to grow our revenues. In 2014 and 2015, we recorded a gross loss of RMB21.5 million and RMB21.3 million, respectively, reflecting lower revenues generated coupled with the continued incurrence of a relatively fixed portion of our costs, such as overhead, depreciation and rental charges. In 2016, we had a gross gain of RMB7.7 million (US$1.1 million), primarily due to a decrease in cost of revenue, which was resulted from a decrease in amortization of intangible assets following an impairment of intangible assets in 2016. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our cash and cash equivalents have significantly and generally decreased since 2009, primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games. Our cash and cash equivalents continued to decrease from RMB49.0 million as of December 31, 2015 to RMB38.9 million (US$5.6 million) as of December 31, 2016, primarily due to cash outflows to operating activities for product development and sales and marketing, offset by net proceeds from a loan provided by a financial services company, a bank loan provided by Bank of Shanghai and loans from related parties in 2016. We recorded negative operating cash flow of RMB269.1 million, RMB175.6 million and RMB181.0 million (US$26.1 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Furthermore, as of December 31, 2014, 2015 and 2016, we recorded net current liabilities of RMB40.7 million, RMB350.7 million and RMB485.7 million (US$70.0 million), respectively. Our net current liabilities positions as of December 31, 2014, 2015 and 2016 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We have an accumulated deficit of approximately RMB2,897.8 million (US$417.4 million) and total current liabilities exceeded total assets by approximately RMB222.9 million (US$32.1 million) as of December 31, 2016. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2016 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games, primarily mobile games and a web game. However, we do not have a proven track record of developing such games or other online games. We also expect to invest a significant amount of financial and personnel resources in launching and operating CrossFire 2 in China, which was licensed by Smilegate Entertainment Inc., or Smilegate, to our joint venture and is being developed by Smilegate. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently depend on a limited number of games for substantially all of our revenues. In addition, we currently focus on developing a number of proprietary games and obtaining licenses to games to grow our business. For example, in November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years. Smilegate is currently in the process of developing CrossFire 2. We have also invested in developing our proprietary online games on different platforms, including a new mobile game that we are developing based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game, and our web game called Soul Awake. In addition, in June 2016, our subsidiary Asian Way Development Limited obtained a right from T3 Entertainment Co., Ltd., or T3 Entertainment, to develop a game using augmented reality (AR) technologies based on the intellectual property relating to a game called Audition. However, there is no assurance that we or Smilegate can successfully develop the games we invest in, that we may successfully launch the games as expected on a timely basis, or at all, or if any newly launched games such as CrossFire 2 would be widely accepted by game players. In particular, the development and operation of a game usually involves significant investments and dedication of time and resources, but the resulting game product may not yield the financial return that we anticipate. Our business strategies may also involve the development and marketing of new products and services for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalents balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, payment of license fees and royalties, sales and marketing activities, as well as investment or acquisition transactions. We expect to continue to incur product development costs to develop our proprietary online games, including mobile games and a web game, and license fees and royalties to obtain game licenses from third-party developers. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. To meet our anticipated capital needs, we have engaged and are considering multiple alternatives, including but not limited to additional equity financings, debt financings, launch of new games, other financing transactions, and cost control. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to successfully complete any such transaction or conduct any cost control measure with results favorable to us, or at all. If we are unable to obtain the necessary financing, we may need to license or sell our assets, seek to be acquired by another entity and/or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, in December 2015, we issued and sold senior secured convertible notes, or the Convertible Notes, in an aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days, in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued warrants, or the Warrants, in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. In addition, in December 2015, we obtained an entrusted loan of approximately RMB31.6 million from a third party. In 2016, we obtained bank loans of approximately RMB25.0 million (US$3.6 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” The Convertible Notes and the aforesaid loans significantly increased our debt obligations and any conversion or exercise, as applicable, of the Convertible Notes and Warrants by Splendid Days may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance, our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. For example, in June 2016, Asian Development Limited, or Asian Development, our wholly-owned subsidiary, borrowed a loan of HK$92.3 million (US$11.9 million) from a financial services company, which is secured by a pledge of shares of L&A International Holding Limited, or L&A. As Asian Development is currently in default of the loan due to a sharp decline in the share price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

The Convertible Notes are subject to redemption rights by holders upon a change of control of our company or an event of default, and they contain covenants that may restrict our ability to declare dividends and our operational and financial flexibility.

In December 2015, we completed the issuance and sale of the Convertible Notes. Pursuant to the terms of the Convertible Notes, if we undergo a change of control, holders of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interests thereon, if any. The Convertible Notes define a “change of control” to include: (1) our company’s consolidation with, or merger with or into, any other company, and vice versa; (2) our company disposing of all or substantially all of its assets; (3) the adoption of a plan relating to the liquidation or dissolution of our company; or (4) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holders will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interests thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default of any indebtedness of our company or our principal subsidiaries in the amount exceeding US$500,000, and the delisting of our ADSs from the Nasdaq Global Market. If there is a change of control of our company and any event of default under the Convertible Notes, and our cash flows and capital resources are insufficient to fund our debt service obligation, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, which could cause a material and adverse impact on our operations and financial results.

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

The Convertible Notes are secured by a pledge of our 100% equity interest in each of The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, and China The9 Interactive (Shanghai) Limited, or C9I Shanghai, our wholly-owned subsidiaries in China. Each of The9 Computer and C9I Shanghai holds a significant portion of our assets and operations in China, and The9 Computer possesses the effective control over Shanghai IT, the affiliated PRC entity that operates our online game business and other ICP related businesses, through a series of contractual arrangements. If we default under the Convertible Notes in the future, the holders may enforce their claims against our equity interests in these two wholly-owned subsidiaries to satisfy our obligations under the Convertible Notes. In such an event, the holders could gain ownership of all the equity interests in The9 Computer and C9I Shanghai, and, as a result, own and control these subsidiaries as well as Shanghai IT. As we conduct substantially all of our operations in China through Shanghai IT, if we default under the Convertible Notes, we could lose control or ownership of our assets and operations in China, which would materially and adversely affect our operations and financial results. In addition, the Convertible Notes are also secured by a mortgage over our office building in Shanghai, which we currently use as our principal executive offices.

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

The online game industry is constantly evolving in China. Customer demand for and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include, among others:

•	the ability of our existing and new online games to gain popularity;

•	customer demand for mobile games and web games;

•	our ability to adopt and stay abreast of any new gaming technologies;

•	competition against game developers and operators in and outside China;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•	our ability to anticipate and timely and successfully adapt our product and service offerings constantly changing customer tastes and preferences;

•	the availability of other forms of entertainment;

•	customer demand for our in-game items; and

•	critical reviews and public reception of our new products.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. We currently offer and develop online games, primarily a massively multiplayer online first-person shooter game, or MMOFPS, mobile games and a web game, as well as TV games. A decline in the popularity of the types of games we offer or develop could adversely affect our business and prospects.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.

There are numerous online game operators in China. Given the relatively low entry barriers, an increasing number of companies have entered the online game industry in China and a wider range of online games have been introduced to the Chinese market, and we expect this trend to continue. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Holdings Limited, Shanda Games Limited, NetEase, Inc., Giant Interactive Group Inc., Changyou.com Limited and Perfect World Co., Ltd. As a result, we may not be able to devote the same degree of resources as our competitors do to designing, developing, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers. Our competitors may introduce new business methods, technologies or gaming platforms from time to time. If these new business methods, technologies or gaming platforms are more attractive to customers than what we offer, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods, technologies or gaming platforms implemented by them. In addition, the increasing competition we experience in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

If we or our joint ventures fail to renew or acquire new online game licenses on favorable terms or at all, our future results of operations and profitability may be materially impacted.

In addition to developing and offering our own proprietary games, we and our joint ventures also seek to offer games licensed from game licensors. For example, in November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years. Smilegate is currently in the process of developing CrossFire 2. Historically, we have operated a number of games licensed from game licensors, most of which already expired. There is no assurance that we or our joint ventures will be able to acquire new online game licenses or favorable terms or at all, or that we or our joint ventures will be able to renew the game licenses upon their expiration.

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

We plan to invest a significant amount of financial and personnel resources in launching and operating CrossFire 2 in China, which was licensed by Smilegate to our joint venture Oriental Shiny in November 2015 for an initial term of three years, subject to an extension to five years. Oriental Shiny is a joint venture formed by Smilegate and Globe Wealthy Link Limited, or Globe Wealthy, a wholly-owned subsidiary of System Link Corporation Limited, or System Link, our 50%-owned joint venture that we formed with Qihoo 360. CrossFire 2 is the sequel of CrossFire, a first-person-shooter PC online game in China, and Smilegate is the developer of both games. Smilegate is currently in the process of developing CrossFire 2. There is no assurance that CrossFire 2 can be successfully developed, localized, tested and launched, or that once CrossFire 2 is launched, Oriental Shiny will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire 2 due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire 2 will attract sufficient users and be commercially successful.

In addition, we have made and may continue to make significant financial commitments under the CrossFire 2 license agreement. Pursuant to the CrossFire 2 license agreement, Oriental Shiny and Beijing Zhi’ao Network Technology Co., Ltd., or Beijing Zhi’ao, the PRC entity established to operate CrossFire 2 in China, has paid an initial license fee of US$50 million to Smilegate and may pay additional license fees of up to US$450 million subject to certain development milestones of CrossFire 2 and extension of the term of the license. The payment of license fee is partly guaranteed by us based on our equity interest in System Link. Oriental Shiny and Beijing Zhi’ao are also required to pay to Smilegate royalties, and Globe Wealthy is required to make additional cash contributions to Oriental Shiny as may be necessary for publishing, operating and marketing CrossFire 2. See “Item 4. Information on the Company—B. Business Overview—Arrangements with Smilegate regarding CrossFire 2.” If Oriental Shiny loses the exclusive CrossFire 2 license for failure to meet its financial obligations or other reasons, or if Oriental Shiny is unable to successfully launch and operate CrossFire 2 and generate revenues therefrom enough to offset our CrossFire 2-related costs and expenses, our results of operations and financial position may be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.

Selective acquisitions was a part of our strategy to expand our business in the past. Although we currently may not have the necessary capital to conduct future acquisitions given the significant net loss and negative operating cash flow we have been experiencing, we may opportunistically acquire or invest in assets, businesses or companies that we believe would be beneficial for our company. Any acquisition or investment that we make may divert the attention of our management away from our ordinary course of business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, our ability to grow through future acquisitions, investments or organic means will also depend on the availability of suitable acquisitions and investment targets at an acceptable cost as well as our ability to compete effectively to attract these candidates. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in August 2014, we formed a joint venture company, System Link, with Qihoo 360, for publishing and operating Firefall, a MMOFPS, in China. In the same month, System Link licensed Firefall from our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, for a term of five years. In November 2015, our joint venture Oriental Shiny, which is majority-owned by System Link, obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint venture we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. Red 5 is currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall. If our relationship with Qihoo 360 continues to deteriorate and if we fail to identify an alternative partner with similar resources, we may no longer be able to continue to carry out the business conducted through System Link, including the operation of CrossFire 2, and our operating results, business prospect and reputation may be materially and adversely affected. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

We regard our proprietary software, domain names, trade names, trademarks and similar intellectual properties as critical to our business. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Monitoring and preventing the unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

Any delay or failure by the online game platforms or distributors to successfully market or sell our products and services could adversely affect our business and results of operations.

We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China and overseas markets, such as North America and Southeast Asia. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. A delay or failure by the online game platforms or distributors to successfully market or sell our prepaid cards or products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with the online game platforms and distributors, and any failure to do so could materially and adversely affect our business and results of operations could be materially and adversely affected.

We rely on services and licenses from third parties to carry out our businesses, and if there is any negative development in these services or licenses, our end users may cease to use our products and services.

We rely on third parties for certain services and licenses for our business, including game platforms and distributors for the distribution our games, and other services and licenses for our operations. For example, we rely on third-party licenses for some of the software underlying our technology platform, and on China Telecom’s Internet data centers for hosting our servers. See “Item 4. Information on the Company—B. Business Overview—Pricing, Distribution and Marketing.”

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

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai and Wuxi. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

The online game industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in online game programming or operations could render our games obsolete or unattractive. In addition, our business may be harmed if we are unable to upgrade our systems fast enough to accommodate fluctuations in future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game development partners.

We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.

There is no assurance that our online games, including our mobile games, or other content posted on our websites, whether proprietary or licensed from third parties, do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in May 2012, the People’s Supreme Court of China affirmed a judgment against us and other defendants in a lawsuit filed by Beijing Founder Electronics Co., Ltd., which ruled that WoW client installation packages sold by us in 2007 contained fonts that infringed Beijing Founder Electronics Co., Ltd.’s intellectual property rights. Based on the People’s Supreme Court’s judgment, we were required to compensate Beijing Founder Electronics Co., Ltd. an aggregate amount of RMB2.2 million, which we have fully settled. In June 2013, Beijing No.1 People’s Intermediate Court issued a judgment against us in a lawsuit filed by Diego Maradona, a former Argentina soccer player, which ruled that we infringed Maradona’s personal right by using his name and photos on our game “Winning Goal,” a web and social game we previously operated, without proper authorization. We were required to compensate Maradona an aggregate amount of RMB3.0 million and any accrued interests thereof for late payment. In February 2015, we agreed with the plaintiff to settle the claim with RMB3.3 million, which we have fully paid. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of uncertainties with the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (formerly known as the General Administration of Press and Publication, or GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, or the Network Publication Measures, which took effect in March 2016. Pursuant to the Network Publication Measures, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is unclear whether the authorities will deem our VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operation in China.

Subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we are advised by our PRC legal counsel that, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In particular, a recently released draft version of the PRC Foreign Investment Law from the MOFCOM may have a substantial impact on our corporate structure as well as our business operations. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” We have historically derived significant revenues from Shanghai IT. For the years ended December 31, 2014, 2015 and 2016, Shanghai IT contributed 66.4%, 74.1% and 60.4%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the relevant local administration for industry and commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask The9 Computer, our PRC wholly-owned subsidiary and a party to the Call Option Agreement, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

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

We have obtained all the necessary approvals from, and have completed the necessary filings with, the Ministry of Culture and GAPP for operations of applicable games. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. From time to time, we also rely on certain third-party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If we or any such third party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

We could be liable for breaches of security of third-party online payment channels, which may have a material adverse effect on our reputation and business.

Currently, a portion of our online game operation revenues are generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our website, is essential to maintain consumer confidence. While we have not experienced any material breach of our security measures to date, we cannot assure you that our current security measures are adequate. We do not have control over the security measures of our third-party online payment vendors and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items.

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

The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.

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

In addition, the EIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the EIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which was amended in April 2015 and June 2016. SAT Bulletin 45 further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

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

On November 16, 2011, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, which became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, a tax reform pilot program came into effect in Shanghai, which was chosen by the PRC government as the first pilot city for such reform. Starting from January 1, 2012, companies which are designated by Shanghai local tax authorities as operating in certain modern service sectors are required to pay value added tax, or VAT, in lieu of business tax. On July 31, 2012, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in the Transportation and Certain Modern Service Sectors in Eight Cities and Provinces such as Beijing, or Circular 71, which further extended areas subject to the pilot program to cover eight more provinces. On December 12, 2013, the Ministry of Finance and the SAT jointly issued the Interim Implementation Rules on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax and a series of other rules, which annulled the preceding trial rules and extended applicable areas of the pilot program to the whole country. As a result of such Implementation Rules, some of our services provided by Shanghai IT and The9 Computer are subject to VAT at the rate of 6%. Shanghai IT and The9 Computer, as General VAT Payers under the applicable tax regulations, may reduce their VAT payable amount by the VAT which they paid in connection with its purchasing activities, or its Input VAT. Certain services provided by Wuxi The9 Chuangyou Technology Co. Ltd. and our other PRC subsidiaries or affiliated PRC entities shall be subject to VAT at the rate of 3%, and these companies as Small-scale VAT Payers under the applicable tax regulations may not reduce their VAT payable by their Input VAT. There is significant uncertainty relating to the interpretation and enforcement of such circulars by the national and the local tax authorities and other relevant authorities. Beginning from August 1, 2013, the VAT reform was expanded to all regions in the PRC. As a result, we may be subject to more unfavorable tax treatment with respect to our business operations as a result of the VAT reform, and our business, financial condition and results of operations could be materially and adversely affected.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2016. We however were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2016.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. As our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

The lack of direct PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit work papers to the SEC in this regard. Our independent registered public accounting firm is not one of the accounting firms referenced in the order. On January 22, 2014, an initial administrative law decision was issued, censuring the five accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, on December 1, 2016, MOC issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which will become effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games or its supervision of Internet cafés may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

We are exposed to foreign exchange risk arising from various currency exposures. A portion of our financial assets, the Convertible Notes and our profit or loss in Red 5 are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Since the change in policy in July 2005, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the RMB appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient RMB policy, which could result in further appreciation of RMB against other major currencies. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces.

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

Risks Related to Our Shares and ADSs

We currently fail to meet two of the continued listing requirements for the Nasdaq Global Market. If we fail to regain compliance with the listing requirement on a timely basis or fail to meet other listing requirements for the Nasdaq Global Market, our ADSs may be delisted from the Nasdaq Global Market or need to be transferred to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity of our ADSs and our ability to obtain financing.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “NCTY.” We must continue to meet the relevant continued listing requirements in order to remain listed on the Nasdaq Global Market. The listing standards of the NASDAQ Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares (MVPHS), minimum market value of listed securities (MVLS) and various additional requirements. On January 20, 2017, we received a written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum MVLS for the Nasdaq Global Market because the market value of our total outstanding shares for the last 30 consecutive business days was below the minimum requirement of US$50 million. On February 22, 2017, we received a second written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum MVPHS for the Nasdaq Global Market because our MVPHS for the last 30 consecutive business days was below the minimum requirement of US$15 million. Pursuant to the relevant Nasdaq listing rules, we have a compliance period of 180 calendar days, or until July 19, 2017 and August 21, 2017, respectively, to regain compliance with the minimum MVLS and MVPHS requirements. If at any time during the applicable compliance period our MVLS and MVPHS close at or above US$50 million and US$15 million, respectively, for a minimum of ten consecutive business days, Nasdaq will notify us and the relevant matter will be closed. If we do not regain compliance prior to the expiration of the applicable compliance period, we will receive written notification that our securities are subject to delisting from the NASDAQ Global Market, at which time we may appeal the delisting determination to a hearings panel. Our management is looking into various options available to regain compliance and maintain our continued listing on the Nasdaq Global Market, and is also considering other options, including a potential transfer of its listing of securities to the Nasdaq Capital Market. If we fail to regain compliance with either of the above-said requirements on a timely basis or fail to satisfy other Nasdaq Global Market’s continued listing requirements, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity and the price of our ADSs and our ability to obtain financing for our operations.

There can be no assurance that we will not be classified as a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2016. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Splendid Days in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued the Warrants in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” Pursuant to the relevant agreement, we registered the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, which was declared effective by the SEC on June 17, 2016. Upon registration, any ordinary shares that Splendid Days would acquire by conversion of the Convertible Notes or exercise of the Warrants will become freely tradable.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

In April 2010, we acquired a controlling interest in Red 5 Studios, Inc., or Red 5, an online game developer based in the United States. In June 2016, we completed a share exchange transaction with L&A International Holding Limited, or L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (Stock Code: 8195), and certain other shareholders of Red 5, whereby we exchanged approximately 30.6% equity interest (on a fully-diluted basis) that we owned in Red 5 for a total of 769,481,940 (after a one-to-five stock split) newly issued shares of L&A, which are held by Asian Development, our wholly-owned subsidiary.

In July 2014, we and Qihoo 360 entered into an agreement to form a joint venture in which each party shall own 50% equity interest in the joint venture and share profits based on the respective equity interests in the joint venture. The joint venture, System Link Corporation Limited, or System Link, was formed in August 2014. In August 2014, our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, a wholly-owned subsidiary of Red 5, entered into a license agreement with System Link for publishing and operating Firefall, a MMOFPS game, for a five-year term in China. In April 2016, System Link ceased to operate Firefall in China. We do not consolidate the results of System Link into our results of operations and treat it as an equity investee.

In February 2013, we established a new joint venture, namely Zhongxing The9 Network Technology Co., Ltd., or ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate the business of “Fun Box,” a home entertainment set top box. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2016, we held 28.8% equity interest of ZTE9. We do not consolidate the results of ZTE9 into our results of operations and treat it as an equity investee.

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

In November 2015, we disposed of 58% equity interest in Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, which operates a mobile advertising platform and was wholly-owned by Shanghai IT prior to such disposal. We account for Shanghai Jiucheng Advertisement as an equity investment after such disposal.

In April 2016, Shanghai The9 Education Technology Co., Ltd., one of our consolidated affiliated entities, listed its shares on the National Equities Exchange and Quotations, commonly known as the New Third Board, an emerging over-the-counter market in China.

On January 20, 2017, we received a written notification from the Nasdaq Stock Market, Inc. indicating that we no longer met the continued listing requirement of minimum market value of listed securities (MVLS) for the Nasdaq Global Market because the market value of our total outstanding shares for the last 30 consecutive business days was below the minimum requirement of US$50 million. On February 22, 2017, we received a second written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum market value of publicly held shares (MVPHS) for the Nasdaq Global Market because our MVPHS for the last 30 consecutive business days was below the minimum requirement of US$15 million. We have a compliance period of 180 calendar days, or until July 19, 2017 and August 21, 2017, respectively, to regain compliance. If at any time during the applicable compliance period our MVLS and MVPHS close at or above US$50 million and US$15 million, respectively, for a minimum of ten consecutive business days, Nasdaq will notify us and the relevant matter will be closed. If we do not regain compliance prior to the expiration of the applicable compliance period, we will receive written notification that our securities are subject to delisting from the NASDAQ Global Market, at which time we may appeal the delisting determination to a hearings panel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—We currently fail to meet two of the continued listing requirements for the Nasdaq Global Market. If we fail to regain compliance with the listing requirement on a timely basis or fail to meet other listing requirements for the Nasdaq Global Market, our ADSs may be delisted from the Nasdaq Global Market or need to be transferred to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity of our ADSs and our ability to obtain financing.”

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

We primarily operate and develop proprietary and licensed online games. We have developed proprietary games, including Song of Knights, and are developing several proprietary mobile games and a web game. We have also obtained an exclusive license to operate CrossFire 2, an MMOFPS in development, in China through a joint venture. We also develop and operate the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV, through a joint venture.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs.

Products and Services

Online Games

We operate and develop proprietary or licensed online games, primarily a MMOFPS, mobile games, a web game and TV games.

As of the date of this annual report, we or our joint ventures own or have licenses to operate or develop the following online games in China and other countries:

Game	Developer/ Licensor	Description	Status

Song of Knights	The9	Mobile game	Commercialized in China

CrossFire 2	Smilegate Entertainment Inc.	3D MMOFPS	Under development by Smilegate

CrossFire New Mobile Game	The9 / Smilegate	Mobile game	Under development by The9

Soul Awake	The9	Web game	Under development by The9

Firefall	Red 5	3D MMOFPS	Commercially launched in North America and Europe

Audition AR	Asian Way Development Limited / T3 Entertainment	AR game	Under development by Asian Way Development Limited

•	Song of Knights. Developed in 2014, Song of Knights is a proprietary mobile game that we have commercialized in China. We also licensed Song of Knights to different game operators for distribution in Korea, Taiwan, Malaysia, Thailand and Canada.

•	CrossFire 2. In November 2015, our joint venture Oriental Shiny obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. CrossFire 2 is the sequel of CrossFire, a first-person-shooter PC online game in China. Smilegate is currently in the process of developing CrossFire 2. We do not consolidate the results of Oriental Shiny into our results of operations and treat it as an equity investee. See “—Arrangements with Smilegate regarding CrossFire 2.”

In a typical MMOFPS, thousands of players play in the same game world at the same time. MMOFPS players can select a specific character to compete within the game with which they develop experience and enhance game attributes, which can be carried over into the next higher game levels. MMOFPSs incorporate many cutting-edge technology features, including:

•	sophisticated 3D graphics which create captivating screen scenes;

•	player upgrading system which allows players to attain higher game attributes with their characters as they develop experience and enhanced game capabilities over time; and

•	instant messaging system which allows players to communicate with each other during the game and form groups with other players, thereby coordinating their game skills to achieve collective objectives.

•	CrossFire New Mobile Game. In January 2016, we obtained a right from Smilegate to develop a mobile game based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. The development of the game is financed with funding through Inner Mongolia Culture Assets and Equity Exchange. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

•	Soul Awake. We have been developing our own proprietary web game, Soul Awake, since 2015. We plan to commercialize the game in China in the first half of 2017.

•	Firefall. Firefall was commercially launched in North America and Europe in July 2014.

•	Audition AR. In June 2016, Asian Way Development Limited obtained a right from T3 Entertainment to develop a game using augmented reality (AR) technologies based on the intellectual property relating to a game called Audition.

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

Our online games are available 24 hours a day, seven days a week. Our users can access our online games from any location with an Internet connection. Substantially all of our users in China access the game servers either from cell phones, personal computers at home or at Internet cafés equipped with multiple personal computers that have Internet access.

TV Game Platform. In February 2013, we established ZTE9, a joint venture, with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province of China. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment to ZTE9. The joint venture operates the business of “Fun Box,” a home entertainment set top box, which enables online video and video games on TV.

Other Products and Services

Our other products and services mainly consist of training services, primarily smartphone application programming trainings provided to college students in China.

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

Joint Venture Agreement dated August 20, 2015 by and between Globe Wealthy and Smilegate. Pursuant to this agreement, Globe Wealthy shall contribute to Oriental Shiny an initial capital of US$50 million, and additional capital of US$70 million and US$180 million after closed beta testing and commercial launch of CrossFire 2, respectively. Such capital shall be used to pay the license fee for the initial three-year term under the CrossFire 2 license agreement between Oriental Shiny and Smilegate. In addition, Globe Wealthy will make additional cash contributions to Oriental Shiny as may be necessary for publishing, operating and marketing CrossFire 2. If the CrossFire 2 license is extended for two years for an additional license fee of US$200 million pursuant to the terms of the license agreement, Globe Wealthy will be required to make an additional capital contribution of US$200 million to Oriental Shiny for the payment of such additional license fee. Smilegate shall hold nominal shares in Oriental Shiny upon the incorporation of Oriental Shiny. Pursuant to the agreement, in the event of a successful commercial launch of CrossFire 2, Smilegate will be entitled to a 30% equity interest (inclusive of the initial nominal shares) in Oriental Shiny on a fully diluted basis.

Pursuant to the joint venture agreement, Oriental Shiny shall establish a wholly-owned subsidiary in China, which will operate CrossFire 2 through a PRC entity that it effectively controls through a series of contractual arrangements. The wholly-owned subsidiary, Oriental Shiny Star Information Technology (Beijing) Co., Ltd., or Oriental IT, was formed in February 2016, and the operating PRC entity, Beijing Zhi’ao Network Technology Co., Ltd., or Beijing Zhi’ao, was formed in October 2015. Oriental IT has entered into contractual arrangements with Beijing Zhi’ao and the shareholders of Beijing Zhi’ao to obtain effective control over Beijing Zhi’ao. The board of Oriental Shiny consists of three directors, including two directors nominated by Globe Wealthy and one director nominated by Smilegate. Certain matters of Oriental Shiny require the unanimous consent of the directors, including, among other things, appointment and removal of senior management, disposal of material assets, the entering into, amendment or termination of material contracts, transfer or licensing of intellectual property or technology, declaration of dividend, and making or extension of loans. Certain matters of Oriental Shiny require consents of both Globe Wealthy and Smilegate, including, among other things, amendment to the articles of association, change in capital structure and merger and acquisition with other companies. The initial term of the joint venture is 20 years, and may be terminated at any time by written agreement between Globe Wealthy and Smilegate.

Exclusive License and Distribution Agreement dated November 24, 2015 by and among Oriental Shiny, Beijing Zhi’ao and Smilegate. Pursuant to this agreement, Smilegate granted to Oriental Shiny and Beijing Zhi’ao an exclusive, non-sublicenseable and non-transferable license to publish and operate CrossFire 2 in China. Oriental Shiny and Beijing Zhi’ao shall pay an initial license fee of US$50 million, and additional license fees of US$70 million and US$180 million after closed beta testing and commercial launch of CrossFire 2, respectively. The payment of license fee is guaranteed by Qihoo 360 and our company based on the respective equity interests of the parties in System Link. Oriental Shiny and Beijing Zhi’ao are also required to pay royalties to Smilegate. This agreement has an initial term of three years after the commercial launch of CrossFire 2, and will be extended for two years (i) automatically if the total gross revenue is larger than the total costs and expenses incurred by Oriental Shiny and Beijing Zhi’ao for the initial three-year term, or (ii) at the option of Oriental Shiny and Beijing Zhi’ao. In either case, any extension for a two-year term will be subject to an additional license fee of US$200 million. This agreement may be terminated upon agreement by the parties.

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

Distribution. We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China and overseas markets, such as North America and Southeast Asia. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. In addition, we also directly sell game points through our game players’ online accounts.

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

Game Development and Licensing

We believe that the online game industry in China will continue its pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we focus on continuing to develop new proprietary online games, including mobile games and a web game. Our product development team is responsible for game design, technical development and art design. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in two Internet data centers in China as of December 31, 2016;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Holdings Limited (which operates CrossFire, League of Legends and Dungeon & Fighter), Shanda Games Limited (which operates Woool, Mir II and Dragon Nest), NetEase, Inc. (which operates Fantasy Westward Journey, World of Warcraft and Hearthstone: Heroes of Warcraft), Giant Interactive Group Inc. ( which operates ZT Online and Passion Leads Army Online), Changyou.com Limited (which operates Dragon Oath 3D and The Legend of Qin II), Perfect World Co., Ltd. (which operates Perfect World II, Zhu Xian3 and DOTA2).

Our existing and potential competitors may compete with us on marketing activities, quality of online games and sales and distribution networks. Some of our existing and potential competitors have greater financial and marketing resources than us. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.”

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

In the opinion of our PRC counsel, Zhong Lun Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole.

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

In July 2006, MIIT issued the MII Notice. The MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in China. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion in adopting one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Notice of Strengthening the Management of Virtual Currency of Online Games promulgated by the Ministry of Culture and MOFCOM on June 4, 2009 and the Tentative Measures for Administration of Online Games promulgated by the Ministry of Culture on June 3, 2010 impose more restrictions and requirements on online game operators that issue virtual currencies. According to the above regulations, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the relevant regulations. In addition, under these rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency. These rules also require that service agreements entered into between online game operators and end users contain the general terms of a standard online game service agreement issued by the Ministry of Culture.

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in China. Further, foreign investors shall not control and participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation companies, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, or the Network Publication Measures, which took effect in March 2016. Pursuant to the Network Publication Measures, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operation in China. The relevant governmental authorities have broad discretion in adopting one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

On December 1, 2016, MOC issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which will become effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, MOC further clarified the scope of online game operations. Online game operations shall include technical testing of online games by means of, for example, making the online games available for user registration, opening the fee-charging system of the online games, and providing client-end software with direct server registration and login functions. In addition, enterprises that engage in providing user systems, fee-charging systems, program downloading, publicity and promotion and other services for online game products of other operating enterprises and that share revenue from online game operations shall be deemed as engaging in joint operations, and shall be subject to relevant obligations. In addition, this circular sets the regulatory standard for distributing virtual items, as follows:

•	Virtual items distributed by enterprises engaged in online game operations shall be managed pursuant to the provisions regulating virtual currencies of online games.

•	Enterprises engaged in online game operations that intend to change a version of an online game, increase the types of virtual items, adjust the functions and consumption period of virtual items or hold intermittent campaigns shall, on the official homepage of the online game or in conspicuous locations within the online game, promptly make public the name, functions, price, exchange rate and expiration date of each relevant virtual items, the means of gifting, transferring or trading the virtual items and other relevant information.

•	Enterprises engaged in online game operations that provide random draws of virtual items and value-added services of an online game shall not require users to participate in the random draws with legal tender or virtual currency.

•	Enterprises engaged in online game operations shall publish the random draw results on the official website of an online game or in conspicuous locations within the online game, and keep relevant records for at least 90 days for any future inquiries by competent authorities.

•	An enterprise engaged in online game operations that provide random draws of virtual items and value-added services of an online game shall concurrently offer users alternative ways to acquire the virtual items and value-added services with the same performance, such as through exchange with virtual items or payment with virtual currency.

•	Enterprises engaged in online game operations shall not offer services for the exchange of online game virtual currency with legal tender or physical items, except where the said enterprise terminates its online gaming products and services, and refunds the virtual currency unused by users in the form of legal tender or by other means acceptable to the users.

•	Enterprises engaged in online game operations shall not offer services for the exchange of virtual items with legal tender.

In addition, enterprises engaged in online game operations shall require online game users to register their real names by using valid identity documents and shall limit the amount that an online game user may top up each time in each game. Such enterprises shall also send information that requires confirmation by users when they top up or engage in consumption, and shall display their contact details for handling matters relating to use rights protection in conspicuous locations within each online game.

On May 24, 2016, the GAPPRFT issued the Circular on the Administration over Mobile Game Publishing Services to further regulate the administration of mobile game publishing services. Pursuant to this circular, game publishing service entities shall be responsible for examining the contents of their games, applying for publication and applying for game publication numbers. Upgrades or new expansions of a mobile game that have been approved for publication shall be deemed as new works and the relevant publishing service entities shall go through relevant approval formalities again depending on the classification of the new works. Entities engaged in the joint operation of such new works must verify whether such games have gone through all the relevant approval formalities and whether the relevant information has been clearly displayed, or otherwise refrain from the joint operation. Mobile games without the required approval formalities shall be treated as illegal publications and the relevant entities shall be punished accordingly. The operation of SMS in China is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

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

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthened the administration of the Internet cafés, reinstated the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and ordered all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, pursuant to the MOC Online Games Regulation, which was issued on December 1, 2016 by MOC, an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be adversely affected by public opinion and government policies in China.”

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

Regulations on Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection. We have registered most of our in-house developed online games with the State Copyright Bureau.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which took effect on June 1, 2015. Pursuant to SAFE Circular 13, the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

As a result of the uncertainties relating to the interpretation and implementation of SAFE Circular 37 and other regulations of SAFE, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are PRC residents or whose ultimate beneficial owners are PRC residents to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the PRC beneficial owners of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the PRC beneficial owners of our company and our subsidiaries may subject us or such PRC resident shareholders to fines and other penalties. It may also limit our ability to contribute additional capitals to our PRC subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

C.	Organizational Structure

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and affiliated entities as of the date of this annual report:

D.	Property, Plants and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third parties. Our office building has been mortgaged to secure the Convertible Notes in the aggregate principal amount of US$40,050,000 issued and sold to Splendid Days and an entrusted loan of approximately RMB31.6 million (US$4.6 million) that we obtained from a third party in December 2015. In addition, we have subsidiaries located in the United States, Singapore and South Korea and small branch offices in Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in two Internet data centers in China.

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

Revenue Composition and Sources of Revenue. In 2014, 2015 and 2016, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	55,418	85.5	40,504	86.9	48,566	6,995	86.3
Other revenues	9,422	14.5	6,106	13.1	7,720	1,112	13.7

Total revenues	64,840	100.0	46,610	100.0	56,286	8,107	100.0

Online Game Services. In 2014, 2015 and 2016, revenues from our online game services amounted to RMB55.4 million, RMB40.5 million and RMB48.6 million (US$7.0 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Other Revenues. Other revenues mainly included revenues from mobile app training services and, starting in 2016, revenues from the provision of game development and technical services to customers.

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

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment on intangible assets and impairment on goodwill.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB156.3 million, RMB135.0 million and RMB78.0 million (US$11.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Most of our proprietary online games have entered into their final stages of development and we have the ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB51.8 million, RMB31.7 million and RMB21.3 million (US$3.1 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing and legal services. General and administration expenses amounted to RMB111.2 million, RMB131.8 million and RMB129.0 million (US$18.6 million) for the years ended December 31, 2014, 2015 and 2016, respectively. General and administrative expenses continued to decrease from 2015 to 2016, which reflects our cost cutting efforts.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million (US$9.8 million) for the year ended December 31, 2016. We did not have such impairment charges for the years ended December 31, 2014 and 2015.

Impairment Loss on Goodwill. We had impairment charges on goodwill of RMB10.6 million (US$1.5 million) in 2016, which represented the impairment of goodwill in connection with our acquisition of Red 5 in 2010. In 2016, due to the weaker-than-expected operating performance of Red5, we concluded that the goodwill was fully impaired. We did not have such impairment charges for the years ended December 31, 2014 and 2015.

Other Operating Income(Expenses). We had operating income of RMB3.6 million (US$0.5 million) in 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million (US$0.6 million), which were partially offset by the disposal of property, equipment and software of RMB0.6 million (US$0.09 million). We had operating expenses of RMB1.6 million in 2015, representing a loss on disposal of property, equipment and software. Our other operating income in 2014, which amounted to RMB75,000, represented rental income.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands and rely primarily on dividends and other distributions from our subsidiaries and our affiliated entities in China for our cash requirements. Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with relevant SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

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

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a PRC resident enterprise on equity interests it directly owns in another PRC resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the PRC.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.”

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

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 34% and state income tax at a rate of 0.23%, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Consolidation of Variable Interest Entities, or VIEs

PRC laws and regulations, including the GAPP Circular and the Network Publication Measures, currently prohibit or restrict foreign ownership of Internet-related businesses. We believe, consistent with the view of our PRC legal counsel, that our current structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures. Specifically, we operate our business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. See the contractual arrangements set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WOFE, and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE or any third parties designated by the WOFE an irrevocable power of attorney to act on all matters pertaining to the VIEs. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIEs is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIEs that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company.

The GAPP Circular reiterates and reinforces the long-standing prohibition of foreign ownership of Internet-related publication businesses via direct, indirect or disguised methods, and the Network Publication Measures provides that the manner of project cooperation shall be subject to prior examination and approval by the GAPPRFT. However, it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operation in China. In addition, the GAPP Circular and the Network Publication Measures do not specifically invalidate VIE agreements, and we are not aware of any online game companies adopting similar contractual arrangements as ours having been penalized or ordered to terminate such arrangements since the GAPP Circular first became effective. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact our economic performance is not affected by the GAPP Circular. Any changes in PRC laws and regulations that affect our ability to control Shanghai IT might preclude us from consolidating Shanghai IT in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

Online game services to players on our game server

We generate revenue primarily from the sale of prepaid online points for our online game services products to distributors who in turn ultimately sell them to players. We also sell the points directly to players via certain online payment platforms.

We utilize a virtual item/service consumption model to recognize revenue. Under this model, we generate online game service revenues through the sale of in-game premium features. In this model, players can access our basic games free of charge and then may purchase game points to acquire in-game premium features. The distribution of points to players is typically made through sales of prepaid online points. Fees for prepaid online points are deferred when initially received. This revenue is recognized over the estimated life of the premium features or as the premium features are consumed.

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

Other Revenues

Other revenues include those generated from mobile app training services and from the provision of game development and technical services to third parties.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2014, 2015 and 2016, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2014, 2015 and 2016, we did not have any material interest and penalties associated with tax positions.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of an acquisition we make. Goodwill is not amortized, but tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognize impairment in the event that the carrying value exceeds the fair value of each reporting unit. Goodwill impairment assessment requires significant judgment, including assumptions used to determine the fair value of the reporting units. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. After completing our annual impairment reviews during the fourth quarter of 2014 and 2015, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2014 and 2015. In 2016, due to the weaker-than- expected operating performance of Red 5, we concluded that goodwill was fully impaired as of December 31, 2016.

Share-Based Compensation

Under our the 2004 Stock Option Plan, or the Option Plan, we granted options to purchase a total of 355,000 and 10,110,000 ordinary shares of our company to our employees and directors in 2013 and 2015, respectively. We did not grant any options under the Option Plan in 2014. We granted options to purchase a total of 6,000,000 ordinary shares of our company to a director and a consultant in 2016.

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

In addition, on December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, our chairman and chief executive officer, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. Of such shares, 500,000 ordinary shares were vested and issued to Incsight Limited, a company wholly-owned by Jun Zhu, on November 17, 2015. We considered the grant of ordinary shares as an incentive to retain Mr. Jun Zhu’s services with our company. The awarded non-vested shares would be valid for five years from December 8, 2010. The fair value of the granted non-vested shares is US$6.48 per share, the market price on the date of grant. We record share-based compensation expenses for these performance-based awards based upon our estimate of the probable outcome at the end of the performance period (i.e., the estimated performance against the performance targets). We periodically adjust the cumulative share-based compensation recorded when the probable outcome for these performance-based awards is updated based upon changes in actual and forecasted operating results. Our actual performance against the performance targets could differ materially from our estimates.

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

Share-based compensation expenses of RMB3.7 million, RMB34.0 million and RMB28.1 million (US$4.1 million) were recognized for the years ended December 31, 2014, 2015 and 2016, respectively, for options and warrants granted to our company’s and its subsidiaries’ employees and directors, including incremental compensation cost due to the modification of option exercise price in April 2013 and November 2015.

Impairment Loss of Equity Investment

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of equity investment are higher than related fair value and that this decline is other-than-temporary, the carrying value of the equity investment is adjusted downward to reflect these declines in value. Impairment loss relating to investment in an equity investee of nil, nil and RMB2.8 million (US$0.4 million) was recognized in 2014, 2015 and 2016, respectively.

Impairment on Long-lived Assets and Allowance on Long-term Receivable

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB3.6 million, RMB8.4 million and RMB 68.0million (US$9.8 million) were recognized in 2014, 2015 and 2016, respectively. We determine the allowances on long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, we reverse the allowance. We provided allowance on long-term receivables amounting to RMB17.9 million in 2013 while in 2014 we reversed the allowance on long-term receivables amounting to RMB17.9 million.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.5 million) as of December 31, 2016.

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	55,417,700	40,504,363	48,565,620	6,994,904
Other revenues	9,421,865	6,105,523	7,719,902	1,111,897
Sales taxes	(562,674)	(198,555)	(86,236)	(12,421)

Net revenues	64,276,891	46,411,331	56,199,286	8,094,380
Cost of revenue	(85,782,569)	(67,743,995)	(48,518,779)	(6,988,158)

Gross profit (loss)	(21,505,678)	(21,332,664)	7,680,507	1,106,222

Operating expenses:
Product development	(156,253,036)	(135,042,829)	(77,991,408)	(11,233,099)
Sales and marketing	(51,758,100)	(31,692,522)	(21,286,647)	(3,065,915)
General and administrative	(111,157,250)	(131,768,503)	(129,047,846)	(18,586,756)
Provision (reversal of provision) for allowance for long-term receivable and prepayment	14,371,918	(8,439,580)	—	—
Impairment of intangible assets	—		(68,003,805)	(9,794,585)
Impairment loss on goodwill	—	—	(10,561,857)	(1,521,224)
Gain on disposal of subsidiaries	165,392,382	3,339,394	—	—

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(1)
Total operating expenses	(139,404,086)	(303,604,040)	(306,891,563)	(44,201,579)
Other operating income (expenses)	75,000	(1,563,518)	3,604,749	519,192

Loss from operations	(160,834,764)	(326,500,222)	(295,606,307)	(42,576,165)
Impairment on available-for-sale investment	—	—	(244,798,058)	(35,258,254)
Impairment on other investment	—	—	(2,806,439)	(404,211)
Interest income	3,414,559	775,152	161,144	23,210
Interest expenses	—	(6,397,192)	(56,471,609)	(8,133,603)
Fair value change on convertible bonds and warrants	—	(7,129,161)	48,057,204	6,921,677
Gain(loss) on disposal of equity investee and available-for-sale investment	33,153,452	—	(1,217,405)	(175,343)
Other income (expenses), net	(963,125)	(1,916,755)	(9,952,271)	(1,433,426)

Loss before income tax expense and share of loss in equity method investments	(125,229,878)	(341,168,178)	(562,633,741)	(81,036,115)
Income tax benefit (expense)	—	—	6,079,282	875,599
Share of loss in equity investments	(3,712,530)	(13,013,791)	(110,535,486)	(15,920,421)

Net loss	(128,942,408)	(354,181,969)	(667,089,945)	(96,080,937)
Net loss attributable to noncontrolling interest	(21,443,321)	(16,655,902)	(58,584,204)	(8,437,880)
Net loss attributable to redeemable noncontrolling interest	(20,876,617)	(32,697,713)	(14,724,152)	(2,120,719)
Net loss attributable to The9 Limited	(86,622,470)	(304,828,354)	(593,781,589)	(85,522,338)
Accretion on redeemable noncontrolling interest	21,076,744	79,805,706	82,890,188	11,938,670

Net loss attributable to holders of ordinary shares	(107,699,214)	(384,634,060)	(676,671,777)	(97,461,008)

(1)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.9430 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

Year 2016 Compared to Year 2015

Revenues. Our revenues increased by 20.8%, from RMB46.6 million in 2015 to RMB56.3 million (US$8.1 million) in 2016, primarily due to an increase in revenues from our online game services.

Online Game Services. Our revenues from our online game services increased by 20.0%, from RMB40.5 million in 2015 to RMB48.6 million (US$7.0 million) in 2016. The increase was primarily due to an increase in revenues from Firefall amounting to RMB5.7 million (US$0.8 million) and an increase in revenues from Song of Knights amounting to RMB5.0 million (US$0.7 million). Such increase was primarily due to the increase of our average quarterly paying user from 10,364 in 2015 to 11,049 in 2016.

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

Our revenues from TV games increased from RMB22.8 million in 2015 to RMB24.0 million (US$3.5 million) in 2016. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

Other Revenues. Revenues generated from other products and services increased by 26.4% from RMB6.1 million in 2015 to RMB7.7 million (US$1.1 million) in 2016, primarily due to revenues from the provision of game development and technical services to third-parties in 2016, which amounted to RMB1.2 million (US$0.2 million) in 2016.

Cost of Revenue. Cost of revenue decreased by 28.4% from RMB67.7 million in 2015 to RMB48.5 million (US$7.0 million) in 2016, primarily due to a decrease in amortization of intangible assets following an impairment of intangible assets in 2016.

Operating Expenses. Operating expenses increased slightly by 1.1% from RMB303.6 million in 2015 to RMB306.9 million (US$44.2 million) in 2016.

Product Development Expenses. Product development expenses decreased by 42.3% from RMB135.0 million in 2015 to RMB78.0 million (US$11.2 million) in 2016. The decrease was primarily due to a decrease in staff cost relating to research and development personnel and a decrease in the development outsourcing expenses relating to Firefall due to a reduced volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 32.8% from RMB31.7 million in 2015 to RMB21.3 million (US$3.1 million) in 2016. The decrease in sales and marketing expenses was primarily due to decreased expenses incurred for Firefall in North America and Europe in 2016.

General and Administrative Expenses. General and administrative expenses decreased slightly by 2.1% from RMB131.8 million in 2015 to RMB129.0 million (US$18.6 million) in 2016.

Provision(Reversal of Provision) for Allowance for Long-term Receivables and Prepayments. We had an allowance of other receivable of RMB8.4 million in 2015. We did not have such allowance in 2016.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million (US$9.8 million) for the year ended December 31, 2016. We did not have such impairment charges in 2015.

Impairment Loss on Goodwill. We recorded impairment of goodwill of RMB10.6 million (US$1.5 million) in 2016, compared to nil in 2015.

Gain/loss on Disposal of Subsidiaries. We recorded a gain on disposal of a subsidiary of RMB3.3 million in October 2015 in connection with the disposal of 58% equity interest in Shanghai Jiucheng Advertisement, which operates a mobile advertising platform. We did not have any gain or loss on disposal of subsidiaries in 2016.

Other Operating Income(Expenses). We had an operating income of RMB3.6 million (US$0.5 million) in 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million (US$0.6 million), which were partially offset by the disposal of property, equipment and software of RMB0.6 million (US$0.09 million). We had operating expenses of RMB1.6 million in 2015, which represented a loss on disposal of property, equipment and software.

Impairment on Available-for-sale Investment. We recorded an impairment on available-for-sale investment of RMB244.8 million (US$35.3 million)in 2016, primarily due to a decrease in the share price of L&A, which we classify as available-for-sale investment. There was no such impairment in 2015.

Impairment on Other Investment. We recorded an impairment of other investment amounting of RMB2.8 million (US$0.4 million) in 2016, primarily due to a decrease in the market value of our investment in Tandem Fund II, L.P., or the Tandem Fund. There was no such impairment in 2015.

Interest Income. Interest income decreased to RMB0.2 million (US$0.02 million) in 2016 from RMB0.8 million in 2015, primarily due to a decrease in our bank cash deposits during the year of 2016.

Interest Expenses. Interest expenses increased to RMB56.5 million (US$8.1 million) in 2016 from RMB6.4 million in 2015, primarily due to accrued interest expenses of RMB50.4 million (US$7.3 million) on the Convertible Notes and loan interest expenses of RMB5.3 million (US$0.8 million).

Fair Value of Change on Convertible Bonds and Warrants. We had a fair value of change on convertible bonds and warrants of RMB48.1 million (US$6.9 million) in 2016, primarily due to a decrease in our share price as of December 31, 2016 compared to December 31, 2015.

Other Income (Expenses), Net. Other expenses increased from RMB1.9 million in 2015 to RMB10.0 million (US$1.4 million) in 2016, which mainly reflected an increase in exchange loss.

Loss on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a loss on disposal of equity investee and available-for-sale investment of RMB1.2 million (US$0.2 million) in November 2016 in connection with the disposal of all of our equity interest in Crowdstar Inc., our equity investee, to a third-party investor.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares increased to RMB676.7 million (US$97.5 million) in 2016 from RMB384.6 million in 2015.

Year 2015 Compared to Year 2014

Revenues. Our revenues decreased by 28.1%, from RMB64.8 million in 2014 to RMB46.6 million in 2015, primarily due to a decrease in revenue from our online game services.

Online Game Services. Our revenues from our online game services decreased by 26.9%, from RMB55.4 million in 2014 to RMB40.5 million in 2015. The decrease was primarily due to a decrease in revenues from PC online games which decreased from RMB33.4 million in 2014 to RMB16.1 million in 2015. Such decrease was primarily due to the net effect of (i) the decrease of our average quarterly paying user from 42,620 in 2014 to 10,364 in 2015, and (ii) the increase of our average quarterly revenue per paying user from RMB254 in 2014 to RMB369 in 2015.

Our revenues from TV games increased from RMB19.2 million in 2014 to RMB22.8 million in 2015. This increase was primarily due to an increase in our average quarterly revenue per paying user from RMB37 in 2014 to RMB49 in 2015.

Other Revenues. Revenues generated from other products and services decreased by 35.2% from RMB9.4 million in 2014 to RMB6.1 million in 2015, primarily due to a decrease in revenue from our then mobile advertising platform. We disposed of 58% equity interest in Shanghai Jiucheng Advertising, which operates a mobile advertising platform, in October 2015. We account for Shanghai Jiucheng Advertisement as an equity investment after such disposal.

Cost of Revenue. Cost of revenue decreased by 21.0% from RMB85.8 million in 2014 to RMB67.7 million in 2015. The decrease was primarily driven by a decrease of the rental cost in connection with the Internet data centers, which is in line with revenue decrease, and a decrease in employee salary and welfares as we continued to reduce the headcounts in our customer service department in 2015 as part of our cost saving efforts.

Operating Expenses. Operating expenses increased by 117.8% from RMB139.4 million in 2014 to RMB303.6 million in 2015.

Product Development Expenses. Product development expenses decreased by 13.6% from RMB156.3 million in 2014 to RMB135.0 million in 2015. The decrease was primarily due to the decrease of research and development staff cost and development outsourcing expenses due to less volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 38.8% from RMB51.8 million in 2014 to RMB31.7 million in 2015. The decrease in sales and marketing expenses was primarily due to decreased expenses incurred for Firefall in North America and Europe in 2015.

General and Administrative Expenses. General and administrative expenses increased by 18.5% from RMB111.2 million in 2014 to RMB131.8 million in 2015.

Provision (Reversal of Provision) for Allowance for Long-term Receivables and Prepayments. We recorded allowance of other receivable of RMB8.4 million in 2015. In 2014, we had allowance for long-term receivables and prepayments charges of RMB3.6 million, and we reversed an allowance on long-term receivables of RMB17.9 million in 2014 as we reevaluated the collectability of the receivables and determined that the payments can be collected. We collected the amount in full in 2015.

Gain/loss on Disposal of Subsidiaries. We recorded a gain on disposal of a subsidiary of RMB3.3 million in October 2015 in connection with the disposal of 58% equity interest in Shanghai Jiucheng Advertisement, which operates a mobile advertising platform. We recorded a gain on disposal of subsidiaries of RMB165.4 million in 2014 in connection with disposal of our equity interests in Huopu Cloud and Kai Yue.

Other Operating Income(Expenses). We recorded rental income of RMB75,000 and loss on disposal of property, equipment and software of RMB1.6 million in 2014 and 2015, respectively.

Interest Income. We had interest income of RMB0.8 million in 2015, compared to net interest income of RMB3.4 million in 2014, primarily due to the decrease in cash balance during the year of 2015.

Interest Expenses. We had interest expenses of RMB6.4 million in 2015, compared to nil in 2014, primarily due to the accrual of interest expenses of RMB5.9 million in connection with the Convertible Notes issued in December 2015 and RMB0.5 million in connection with loans in 2015.

Fair Value of Change on Convertible Bonds and Warrants. We had fair value of change on convertible bonds and warrants of RMB7.1 million in 2015 primarily due to a decrease in our share price as of December 31, 2015 compared to the issuance date of the Convertible Notes and the Warrants.

Other Income (Expenses), Net. Other expenses were RMB1.9 million in 2015, which mainly reflected exchange loss. Other expenses were RMB1.0 million in 2014, which mainly reflected exchange loss, partially offset by the government subsidy we received.

Gain on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB33.2 million in 2014 in connection with the disposal of Beijing Linkage Technology Co., Ltd., or Beijing Linkage, the Tandem Fund, and Youjia Group Limited, or Youjia. We did not have any such gain or loss in 2015.

Net Loss Attributable to Holders of Ordinary Shares. As a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares was RMB384.6 million in 2015, compared to the net loss of RMB107.7 million in 2014.

B.	Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries and affiliated PRC entities in China. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries, which in turn are derived principally from earnings generated by our affiliated PRC entities. Specifically, The9 Computer, one of our subsidiaries in China, obtains funds from the PRC entities in the form of payments under the exclusive technical service agreements, pursuant to which The9 Computer is entitled to determine the amount of payment.

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

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2016, such restricted portion was RMB16.4 million (US$2.4 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2014, 2015 and 2016, as reflected on our statutory accounts, including registered capital and statutory reserves, was approximately RMB75.6 million and RMB97.9 million and RMB76.1 million (US$11.0 million) lower than the amount determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We financed our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2014, 2015 and 2016, we had RMB181.5 million, RMB49.0 million and RMB38.9 million (US$5.6 million), respectively, in cash and cash equivalents. The decrease in cash and cash equivalents from 2015 to 2016 was primarily due to cash outflows to operating activities for product development and sales and marketing, offset by net proceeds from the a loan provided by a financial services company, a bank loan provided by Bank of Shanghai, loans from related parties and fund-raising on Inner Mongolia Culture Assets and Equity Exchange. The decrease in cash and cash equivalents from 2014 to 2015 was primarily due to cash outflows to finance capital investment in a joint venture and operating activities for product development and sales and marketing, offset by net proceeds from the issuance and sale of the Convertible Notes to Splendid Days and the entrusted loan provided by a third party in December 2015.

We have an accumulated deficit of approximately RMB2,897.8 million (US$417.4 million) and total current liabilities exceeded total assets by approximately RMB222.9 million (US$32.1 million) as of December 31, 2016. We also had a net loss of approximately RMB667.1 million (US$96.1 million) for the year ended December 31, 2016, and have not generated significant revenues or positive cash flows from operations since 2009. We expect to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve revenue growth. To meet our capital needs, we have engaged and are considering multiple alternatives, including but not limited to debt financings, other financing transactions, launch new games and cost control, as discussed below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Additional External Debt Financing

In March 2016 , we obtained a credit facility for a principal amount of US$50 million (US$7.2 million) from Bank of Shanghai, or BOS for working capital purpose. In March 2017, the credit facility was extended for one year until March 2018 . As of December 31, 2016, we had drawn down RMB25.0 million (US$3.6 million) under this facility, which bears interest at a rate of 6.525% per annum and are guaranteed by Mr. Jun Zhu and The9 Computer.

In June 2016, our subsidiary Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. As Asian Development is currently in default of the loan due to a sharp decline in the stock price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan.

In December 2015, we borrowed an entrusted loan of approximately RMB31.6 million (US$4.6 million) from a third party, at an interest rate of 12% per year, for an initial term of three years, subject to an extension for two years. The loan is secured by a mortgage over our office building in Shanghai which we currently use as our principal executive offices. As of December 31, 2016, all of the entrusted loan remained outstanding.

Other External Financing

We are financing the development of the CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2016, we had raised RMB57.5 million (US$8.3 million), and we aim at raising an additional RMB100 million (US$14.4 million) until the game is launched. Under this fund-raising arrangement, we are required to share certain percentages of the revenues generated from the CrossFire New Mobile Game with the investors that provided funding to us.

Launch of New Games

We plan to launch our proprietary online games on different platforms, including the CrossFire New Mobile Game, which is mobile game, and a web game called Soul Awake. In addition, Asian Way Development Limited is developing and plans to launch a game called Audition AR.

Cost Control

Currently a significant portion of our cash requirements is attributable to payroll-related costs. We have the ability to control the level of discretionary spending on payroll by reducing our headcount within a short period of time when necessary. However, there can be no assurance that we will be able to successfully conduct the cost control measures with results favorable to us, or at all.

If we are unable to obtain the necessary capital, we will need to license or sell our assets, seek to be acquired by another entity and/or cease operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry— We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We believe that, with the foregoing potential sources of cash flow and potential cost control measures, we have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the 12 months following the date of this annual report.

In addition to the above financing measures, pursuant to the Convertible Note and Warrant Purchase Agreement dated November 24, 2015, on December 11, 2015, we issued and sold the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days. We received net proceeds of US$36,850,000 from the sale of the Convertible Notes. The Convertible Notes are divided into three tranches in principal amounts of US$22,250,000, US$13,350,000 and US$4,450,000, respectively, which will be convertible at the option of the holder at any time into our ADSs at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively, provided that at no time shall the holder convert any portion of the Convertible Notes if subsequent to such conversion such holder will hold more than 20% of the total outstanding and issued shares of our company. The Convertibles Notes bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due, and have initial terms of three years, subject to an extension for two years at the discretion of the holder. The initial conversion prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, and certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the conversion price then in effect. In addition, the holder of the Convertible Notes is entitled to any extraordinary cash dividend (to the extent that it exceeds the accrued interest amount per share) and dividend in kind that we distribute based on the number of shares into which the Convertible Notes are then convertible. Following a “change of control,” as such term is defined in the Convertible Notes, the holder of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interests thereon, if any. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holder will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interests thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default under any indebtedness in the amount exceeding US$500,000.

Pursuant to the same agreement, on December 11, 2015, we issued to Splendid Days four tranches of warrants in an aggregate principal amount of US$9,950,000. The Warrants are divided into four tranches in principal amounts of US$5,000,000, US$2,750,000, US$1,650,000 and US$550,000, respectively, which will be exercisable for our ADSs at the option of the holder at any time at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. The initial exercise prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, distribution of assets, certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the exercise price then in effect, as applicable for each warrant. In addition, the holder of the Warrants with initial exercise prices of US$2.6, US$5.2 and US$7.8 per ADS is entitled to any cash dividend (to the extent that it exceeds the notional interest amount attributable to such Warrants) and dividend in kind that we distribute based on the number of shares into which the Warrants are then exercisable. The tranche of Warrants with an exercise price of US$1.5 per ADS has a term of five years, while the remaining three tranches have initial terms of three years, subject to an extension for two years if the holder exercises its discretion to extend the term of the Convertible Notes. The Convertible Notes are secured by a pledge of our 100% equity interests in two of our wholly-owned subsidiaries in China, including The9 Computer and C9I Shanghai, and a mortgage over our office building in Shanghai which we currently use as our principal executive offices. Pursuant to the agreement, we have registered the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, which was declared effective by the SEC on June 17, 2016.

The following table sets forth the summary of our cash flows for the periods indicated

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(269,098)	(175,587)	(180,986)	(26,067)
Net cash (used in)/provided by investing activities	197,752	(208,996)	(10,395)	(1,497)
Net cash (used in)/provided by financing activities	100,222	257,937	190,092	27,379
Effect of foreign exchange rate changes on cash	(4,381)	(5,826)	(8,844)	(1,274)
Net (decrease)/increase in cash and cash equivalents	24,495	(132,472)	(10,133)	(1,459)
Cash and cash equivalents at beginning of year	156,987	181,482	49,011	7,059
Cash and cash equivalents at end of year	181,482	49,011	38,878	5,600

Operating Activities

Net cash used in operating activities was RMB181.0 million (US$26.1 million) in 2016, compared to RMB175.6 million in 2015 and RMB269.1 million in 2014. The yearly decrease of net cash used in operating activities from 2014 to 2016 was mainly due to a decrease in cash outflow associated with product development and sales and marketing expenses.

The net cash used in operating activities in 2016 primarily reflected a net loss of RMB667.1 million (US$96.1 million), partially offset by the impairment of available-for-sales investment of RMB244.8 million (US$35.3 million), adjustments for share-based compensation expense of RMB28.1 million (US$4.0 million), impairment of intangible assets of RMB68.0 million (US$9.8 million), amortization of intangible assets of RMB10.2 million (US$1.5 million), and depreciation and amortization of property, equipment and software of RMB7.3 million (US$1.1 million).

The net cash used in operating activities in 2015 primarily reflected a net loss of RMB354.2 million in 2015, partially offset by the adjustments for share-based compensation expense of RMB34.0, changes in amounts due to related party of RMB61.5 million primarily due to the receipt of the initial license fee of Firefall in China, amortization of intangible assets of RMB19.1 million, depreciation and amortization of property, equipment and software of RMB11.6 million and allowance of receivables of RMB8.4 million. The net cash used in operating activities in 2014 primarily reflected a net loss of RMB128.9 million in 2014 and the gain on disposal of subsidiary of RMB165.4 million, partially offset by the adjustments for amortization of intangible assets of RMB28.9 million and depreciation and amortization of property, equipment and software of RMB15.7 million.

Investing Activities

Net cash used in investing activities was RMB10.4 million (US$1.5 million) in 2016, which primarily included (i) loan receivable due from ZTE9 of RMB2.8 million (US$0.4 million), (ii) capital expenditures including purchase of property, equipment, software and license of RMB8.3 million (US$1.2 million), partially offset by a dividend of RMB0.7 million, (US$1.1 million) from Tandem Fund.

Net cash used in investing activities was RMB209.0 million in 2015, which primarily included (i) cash used for investment in System Link of RMB223.4 million, (ii) loan receivable due from ZTE9 of RMB9.9 million, and (iii) capital expenditures including purchase of property, equipment and software of RMB10.6 million, partially offset by collection of long-term receivable from WoW game points refund agent which amounted to RMB17.9 million and receipt of proceeds of RMB12.2 million in connection with the disposal of our equity interest in Kai Yue.

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

Financing Activities

Net cash provided by financing activities in 2016 was RMB190.1 million (US$27.4 million), primarily attributable to a loan of RMB79.2 million (US$11.4 million) borrowed from a financial services company and secured by a pledge of shares of L&A, a bank loan of RMB25.0 million (US$3.6 million) provided by Bank of Shanghai and loans of RMB60.0 million (US$8.6 million) borrowed from related parties, partially offset by loans of RMB34.8 million (US$5.0 million) repaid to related parties. We also obtained funding for the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange of RMB57.5 million (US$8.3 million) in 2016. Net cash provided by financing activities in 2015 was RMB258.0 million, primarily attributable to the issuance and sale of the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days in December 2015 and an entrusted loan of RMB31.6 million provided by a third party. Net cash provided by financing activities in 2014 was RMB100.2 million, primarily attributable to issuance of redeemable noncontrolling interest relating to the investment made by Shanghai Oriental Pearl Culture Development Co., Ltd. in Red 5 of RMB118.3 million.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with unactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant derecognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.5 million) as of December 31, 2016.

Capital Expenditures

We incurred capital expenditures of RMB22.6 million, RMB30.1 million and RMB8.3 million (US$1.2 million) in 2014, 2015 and 2016, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games, the localization of licensed games from foreign developers, and the maintenance of our websites. Our research and development expenses were RMB156.3 million, RMB135.0 million and RMB78.0 million (US$11.2 million) in 2014, 2015 and 2016, respectively.

D.	Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2016:

	Payments Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	107,517.4	107,517.4	—	—	—
Long-term borrowings(2)	31,624.6	—	31,624.6	—	—
Convertible notes payable(3)	278,067.2	—	278,067.2	—	—
Interest expense on short-term borrowings, long-term borrowings and notes payable	111,973.3	484.3	111,489.0	—	—
Purchase obligation (4)	6,800.0	6,800.0	—	—	—
Operating lease obligations(5)	3,549.6	3,276.2	273.4	—	—

Total	539,532.1	118,077.9	421,454.2	—	—

(1)	Short-term borrowings include (i) a bank loan of RMB25.0 million (US$3.6 million) and (ii) a pledged loan of RMB82.5 million (US$11.9 million) from a financial services company.
(2)	Long-term borrowings include an entrusted loan of approximately RMB31.6 million (US$4.6 million) obtained from a third party, all of which remained outstanding as of December 31, 2016.
(3)	Represents the Convertible Notes in an aggregate principal amount of US$40,050,000 which bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due. The Convertible Notes have initial terms of three years, subject to an extension to five years at the discretion of the holder.
(4)	We have entered into a game development agreement with a third-party game developer for a total consideration of RMB8.6 million (US$1.2 million) and we had paid RMB1.8 million (US$0.3 million) as of December 31, 2016.
(5)	We have entered into leasing arrangements related to the use of certain office premises and Internet data centers.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to return to profitability or raise sufficient capital to cover our capital needs;

•	our ability to successfully launch and operate additional games in China and overseas;

•	our ability to develop, license or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with game distributors and online game developers, including our existing licensors;

•	our ability to maintain and expand our relationships with joint venture partners and other business partners;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	50	Chairman of the Board and Chief Executive Officer
Davin Alexander Mackenzie(1)(2)	56	Independent Director
Kwok Keung Chau(1)(2)	40	Independent Director
Ka Keung Yeung(1)(2)	57	Independent Director
George Lai	40	Chief Finance Officer and Director
Chris Shen	48	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Biographical Information

Jun Zhu is one of our co-founders. He has served as the chairman of our board of directors and chief executive officer since our inception. Prior to founding our company, Mr. Zhu co-founded Flagholder New Technology Co. Ltd., an information technology company based in China, in 1997, and served as its director from 1997 to 1999. From 1993 to 1997, Mr. Zhu worked at QJ (U.S.A.) Investment, Ltd., a trading company in the United States. Mr. Zhu attended an undergraduate program at Shanghai Jiaotong University.

Davin Alexander Mackenzie has served as our independent director since July 2005. Mr. Mackenzie was a consultant of Spencer Stuart Beijing Office, a renowned global executive search company, from 2012 to 2014. Mr. Mackenzie is also a director of MicroCred Group, a France-based investment company, Sports Beijing, a non-profit recreational youth sports organization, and a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Kwok Keung Chau has served as our independent director since October 2015. Mr. Chau is an executive director, the chief financial officer and the company secretary of Comtec Solar Systems Group Limited, a Hong Kong listed company (Stock Code: 712), responsible for corporate financial and general management. He currently also serves as an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd., a Hong Kong listed company (Stock Code: 6198). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., a Hong Kong listed company (Stock Code: 8006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau had several years of experience in finance at different companies and a professional firm. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of the Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of the CFA Institute since September 2003. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation paid to our executive officers was approximately RMB6.2 million (US$0.9 million). We paid a total of RMB1.3 million (US$0.2 million) in cash to our non-executive directors for their services in 2016. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. On December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, our chairman and chief executive officer, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. Of such shares, 500,000 ordinary shares were vested and issued to Incsight Limited, a company wholly owned by Jun Zhu, on November 17, 2015. In May 2011, our board of directors granted 30,000 ordinary shares to each of our four non-executive directors then in office, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares, 40,000 ordinary shares and 40,000 ordinary shares were vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

Share Incentive Plan

Sixth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, or the Option Plan, in 2004 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015 and August 2016. By the last amendment and restatement in August 2016, we increased the total number of ordinary shares reserved under the Option Plan from 14,449,614 to 34,449,614. As of February 28, 2017, options to purchase 18,135,200 ordinary shares under the Option Plan were outstanding. In April 2013, our board of directors approved an adjustment to the exercise price of options to purchase 2,829,941 shares previously granted from 2008 to 2011 under our Option Plan to establish a new exercise price for such share options at US$2.41 per ADS, which was the closing price of our ADSs as of April 22, 2013. In November 2015, our board of directors approved an adjustment to the exercise price of options to purchase 4,629,100 shares previously granted from 2010 to 2015 under our Option Plan to establish a new exercise price for such share options at US$1.53 per ADS, which was the closing price of our ADSs on November 9, 2015.

The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 28, 2017 and that remained outstanding.

	Total Number of Ordinary Shares Underlying Options Outstanding†		Exercise Price (in US$)	Expiration Date
Jun Zhu	8,000,000		1.53	June 13, 2020 – November 17, 2020
Jun Zhu	5,000,000		1.86	August 6, 2021
Davin Alexander Mackenzie	610,000		1.53	April 22, 2018 – November 17, 2020
Kwok Keung Chau		*	1.53	November 17, 2020
Ka Keung Yeung	610,000		1.53	April 22, 2018 – November 17, 2020
George Lai	895,400		1.53	April 22, 2018 – November 17, 2020
Chris Shen		*	1.53	August 27, 2020 – November 17, 2020
All Directors and Senior Executive Officers as a Group†	15,935,400		1.53/ 1.86	April 22, 2018 – August 6, 2021
Other Individuals as a Group (other than those listed above)	1,199,800 1,000,000		1.53 1.86	June 13, 2020 – November 17, 2020 August 6, 2021

†	Excluding 3,466,502 options forfeited and 1,664,871 options exercised as of February 28, 2017 pursuant to the terms of our Option Plan.
*	The options held by this executive officer represent less than 1% of our total outstanding shares.

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

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, were re-elected (elected in the case of Kwok Keung Chau) at our 2015 annual general meeting and each of them is serving a three-year term until the 2018 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Jun Zhu, our chairman and chief executive officer, was re-elected as a director at our 2016 annual general meeting and is serving a three-year term until the 2019 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. George Lai, our chief financial officer and director, was re-elected as a director at our 2016 annual general meeting and is serving a three-year term until the 2019 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

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

As of December 31, 2016, we had 354 employees, of which 340 were based in China, including 69 in management and administration, 30 in our customer service centers, 41 in game operations, sales and marketing, and 200 in product development, including supplier management personnel and technical support personnel, 13 were based in the United States and one was based in another region. We had 498 and 565 employees as of December 31, 2014 and 2015, respectively. The decrease in the number of employees as of December 31, 2016 as compared to that of December 31, 2015 was primarily due to our business restructuring. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 28, 2017, there were 57,283,929 ordinary shares outstanding, including 33,368,428 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, for our future issuance of ADSs upon the exercise of options under our share incentive plan and for our treasury ADSs.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)		%(2)
Directors and Executive Officers:
Jun Zhu(3)	14,026,950		21.8%
Davin Alexander Mackenzie		*	*
Kwok Keung Chau		*	*
Ka Keung Yeung		*	*
George Lai		*	*
Chris Shen		*	*
All Directors and Senior Executive Officers as a Group(4)	15,794,518		23.9%
Principal Shareholders:
Incsight Limited(5)	7,019,428		12.3%
Splendid Days Limited(6)	11,974,826		17.3%
Bosma Limited(7)	4,612,522		8.1%
Quality Event Limited(8)	4,393,159		7.1%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 57,283,929 ordinary shares outstanding as of February 28, 2017, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2017.
(3)	Includes (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly-owned and controlled by Jun Zhu, and (ii) 7,007,522 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after February 28, 2017.
(4)	Includes ordinary shares, ordinary shares represented by ADSs and ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(5)	Includes 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly-owned and controlled by Jun Zhu. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(6)	Includes an aggregate 7,195,982 ADSs issuable upon conversion of the Convertible Notes and an aggregate 4,778,844 ADSs issuable upon exercise of the Warrants within 60 days of December 21, 2015 that are beneficially owned by Splendid Days Limited, or Splendid Days, as reported by Splendid Days on the Schedule 13D filed with the SEC on December 21, 2015. Splendid Days currently holds all of the Convertible Notes and the Warrants that we issued in December 2015, and it may not convert any portion of the Convertible Notes if subsequent to such conversion it will hold more than 20% of our total outstanding and issued ordinary shares. According to the Schedule 13D, Splendid Days, a British Virgin Islands company, Ark Pacific Investment Management Limited, a company organized under the laws of Cayman Islands, Ark Pacific Special Opportunities Fund I, L.P., an exempted limited partnership organized under the laws of Cayman Islands, and Ng Chi Keung Kenneth, a PRC citizen, share the voting and dispositive powers with respect to the aggregate 11,974,826 ADSs. The percentage of beneficial ownership reported herein was calculated based on the total number of outstanding shares of our company as of February 28, 2017. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(7)	Consists of 4,145,065 ordinary shares and 467,457 ADSs held by Bosma Limited, as reported by Bosma Limited on the Schedule 13G/A filed with the SEC on February 13, 2009. Bosma Limited, a British Virgin Islands corporation, is wholly-owned by Morningside VC Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The HCB Trust, an Isle of Man trust, the trustee of which is Dunn Investments Limited, an Isle of Man corporation. Dunn Investments Limited controls indirectly, through The HCB Trust, a 100% interest in Bosma Limited, and as a result has the sole power to vote and dispose of the shares of our company held by Bosma Limited. Dunn Investments Limited is controlled by its board of directors, consisting of Lorna Irene Cameron and Philip Alvaro Salazar, both of whom expressly disclaim beneficial ownership of the shares held by Bosma Limited. The address for Bosma Limited is Pasea Estate, Road Town, Tortola, British Virgin Islands.
(8)	Includes 2,058,760 ADSs issuable upon conversion of the Convertible Notes and 2,334,399 ADSs issuable upon exercise of the Warrants within 60 days of December 21, 2015 that are beneficially owned by Quality Event Limited, as reported by Quality Event Limited on the Schedule 13G filed with the SEC on December 21, 2015. According to the Schedule 13D filed by Splendid Days with the SEC on December 21, 2015, Quality Event Limited has acquired beneficial ownership over such ADSs through a participation agreement entered into with Splendid Days and other parties effective on December 4, 2015. According to the Schedule 13G that it filed, Quality Event Limited, a British Virgin Islands company, is a wholly-owned subsidiary of Verdant Private Portfolios, a Cayman Islands company, which is a wholly-owned subsidiary of Verdant Investment Holdings Ltd., a British Virgin Islands company. Verdant Investment Holdings Ltd. is a wholly-owned subsidiary of Verdant Holdings Limited, a Hong Kong company, which is a wholly-owned subsidiary of Jing An Equity Investment Company Limited, a PRC company. Jing An Equity Investment Company Limited is a wholly-owned subsidiary of National Property Company Limited, a PRC company, of which the controlling shareholder is Jin Xi, a PRC citizen. The percentage of beneficial ownership was calculated based on the total number of outstanding shares of our company as of February 28, 2017. The address for Quality Event Limited is 21/F, York House, The Landmark, 15 Queen’s Road Central, Hong Kong.

To our knowledge, as of February 28, 2017, 46,971,530 ordinary shares, or approximately 82.0% of the issued and outstanding shares, were held by one record shareholder in the United States, namely, The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Zhong Lun Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

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

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third parties designated by us will be entitled to acquire all or part of the equity interests in Shanghai IT, to the extent permitted by the then-effective PRC laws and regulations. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable PRC law. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable PRC laws.

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

Investments or Agreements entered into with Affiliated Entities or Associates

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2016, we held 28.8% equity interest in ZTE9. For the years ended December 31, 2014, 2015 and 2016, net royalty charged by ZTE9 for providing game contents on IPTV to us was RMB6.8 million, RMB6.3 million and RMB5.2 million (US$0.7 million), respectively. In 2016, we provided IPTV-related advertisement service to ZTE9 amounting to RMB0.5 million (US$0.07 million). As of December 31, 2016, the outstanding balance due to ZTE9 for the IPTV business was RMB16.8 million (US$2.4 million). We extended a loan of RMB9.9 million and RMB2.8 million (US$0.4 million) to ZTE9 to fund its operations for the years ended December 31, 2015 and 2016, respectively. The loan was interest-free and will be due in December 2017. As of December 31, 2015 and 2016, RMB9.9 million and RMB12.7 million (US$1.8 million) of the loan remained outstanding, respectively.

In 2014, we entered a license agreement with System Link, a 50%-owned joint venture of our company, for publishing and operating Firefall for a five-year term in China. Under this license agreement, System Link shall pay no less than US$160 million (including license fee and royalties) to Red 5 Singapore, our subsidiary, during the term of the agreement. In 2015, System Link paid US$10 million to us as license fee. We recorded the amount as amount due to related party and amortizes the amount over the five-year period. As of December 31, 2016, the balance of amount due to System Link was RMB 54.1 million (US$7.8 million) and we had recognized a revenue of RMB13.6 million (US$2.0 million).

In 2016, we charged Shanghai Jiucheng Advertisement, an equity investee of our company, a service fee including, among others, an IDC rental fee and an office rental fee, which amounted to RMB4.5 million (US$0.7 million). The service fee was fully paid to us in 2016.

In 2016, we entered into a license agreement with T3 Entertainment, an equity investee of our company, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch of the game, we will share certain percentages of revenues of the game with T3 Entertainment. The game was still under development as of December 31, 2016.

Loan from Related Parties

In 2016, Mr. Jun Zhu, our chairman and chief executive officer, extended an aggregate of RMB60.0 million in loan to us. The loan was interest-free .As of December 2016, RMB25.2 million (US$3.6 million) of such loan remained outstanding.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Sixth Amended and Restated 2004 Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Red 5 is currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.” In addition, on September 30, 2015, a former employee who served as a human resources generalist of Red 5 filed a complaint before the Superior Court of California, County of Orange, against Red 5 and our company for wrongful termination of employment, and claimed general damages in excess of US$1.0 million and special damages in excess of US$0.5 million. On February 22, 2016, we submitted an answer to complaint and demand to the court to defend the action. This case was subsequently settled on December 13, 2016 and we do not believe that it had a material impact on our financial position or profitability.

Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business, financial condition and results of operations.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation of our business. Our board of directors has discretion as to whether we will distribute dividends in the future, subject to applicable laws. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, legal restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Sales Price
	High	Low
Annual High and Low
2012	7.98	2.71
2013	4.50	2.08
2014	4.22	1.52
2015	4.49	0.90
2016	3.28	1.20
Quarterly High and Low
First Quarter 2015	1.71	1.09
Second Quarter 2015	2.14	1.21
Third Quarter 2015	1.66	1.09
Fourth Quarter 2015	4.49	0.90
First Quarter 2016	3.28	1.81
Second Quarter 2016	2.55	1.67
Third Quarter 2016	2.20	1.43
Fourth Quarter 2016	1.84	1.20
First Quarter 2017	1.27	0.94
Monthly High and Low
October 2016	1.84	1.52
November 2016	1.79	1.20
December 2016	1.45	1.23
January 2017	1.27	0.94
February 2017	1.23	0.97
March 2017	1.16	1.00
April 2017 (through April 5)	1.06	1.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

Cayman Islands Taxation

In the opinion of our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2016. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares from time to time, our PFIC status will depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2016. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

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

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2016. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. Moreover, if our ADSs are delisted (as described in “Item 3. Key Information—D. Risk Factors— Risks Related to Our Shares and ADSs—We currently fail to meet two of the continued listing requirements for the Nasdaq Global Market. If we fail to regain compliance with the listing requirement on a timely basis or fail to meet other listing requirements for the Nasdaq Global Market, our ADSs may be delisted from the Nasdaq Global Market or need to be transferred to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity of our ADSs and our ability to obtain financing”), then the mark-to-market election generally would be unavailable to U.S. Holders. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, if our ADSs are delisted and not readily tradable on an established securities market in the United States (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—We currently fail to meet two of the continued listing requirements for the Nasdaq Global Market. If we fail to regain compliance with the listing requirement on a timely basis or fail to meet other listing requirements for the Nasdaq Global Market, our ADSs may be delisted from the Nasdaq Global Market or need to be transferred to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity of our ADSs and our ability to obtain financing”), clause (1) above would not be satisfied, and dividends would not qualify for the preferential rate applicable to qualified dividend income. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

Not applicable.

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

A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB27.8 million (US$4.0 million) in the aggregate principal amount of our U.S. dollar-denominated convertible notes outstanding as of December 31, 2016.

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

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2016, we had US$0.1 million reimbursement receivable for the year 2016, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

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

Use of Proceeds

Not Applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Grant Thornton, our principal external auditors for the periods indicated below.

	2015	2016
	RMB	RMB	US$
Audit fees(1)	4,500,000	2,850,000	410,485
Tax fees(2)	152,003	132,472	19,080

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 5, 2016, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm. On the same date, we engaged Grant Thornton as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2016, effective immediately. During the fiscal years ended December 31, 2014 and 2015 and in the subsequent interim period through December 5, 2016, neither we nor anyone acting on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of our company, and neither a written report nor oral advice was provided to us by Grant Thornton that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Deloitte’s audit report on our company’s consolidated financial statements as of and for the year ended December 31, 2014 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s audit report on our company’s consolidated financial statements as of and for the year ended December 31, 2015 expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about our company’s ability to continue as a going concern. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2015.

Our decision to dismiss Deloitte and engage Grant Thornton was approved by our independent audit committee.

During the years ended December 31, 2014 and 2015 and the subsequent interim period through our dismissal of Deloitte on December 5, 2016, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make references thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Deloitte with a copy of the foregoing disclosure, and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is filed as Exhibit 15.8 to this Form 20-F.

Item 16G. CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the Nasdaq corporate governance practices.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on December 3, 2010)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of December 3, 2010 among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

2.4	Rights Agreement dated as of January 8, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

2.5	Amendment No. 1 to the Rights Agreement dated as of March 9, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 10, 2009)

4.1*	Sixth Amended and Restated 2004 Stock Option Plan

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

Exhibit Number	Description of Document

4.6	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.7	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.8	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.9	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.10	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.11	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.12	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer(incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.13	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT(incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.14	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.15	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

4.16	Translation of Equity Transfer Agreement dated April 23, 2014 between Yong Wang and Zhimin Lin (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.17	Translation of Equity Pledge Agreement dated April 22, 2014 between Zhimin Lin and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.18	Translation of Exclusive Call Option Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

Exhibit Number	Description of Document

4.19	Translation of Loan Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.20	Translation of Shareholder Voting Proxy Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.21	Translation of Novation Agreement dated April 22, 2014 among Yong Wang, Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.22	Standstill Agreement dated January 8, 2009 among the Registrant, Jun Zhu and Incsight Limited (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

4.23	Convertible Note and Warrant Purchase Agreement dated November 24, 2015 among the Registrant, Splendid Days Limited and the security providers listed on Schedule 1 attached thereto (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2016)

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Grant Thornton, independent registered public accounting firm

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm

15.5*	Consolidated financial statements of System Link Corporation Limited for the fiscal years ended December 31, 2014, 2015 and 2016

15.6*	Consent of Grant Thornton with respect to consolidated financial statements of System Link Corporation Limited

15.7*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP with respect to consolidated financial statements of System Link Corporation Limited

Exhibit Number	Description of Document

15.8*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, regarding change in independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.
**	Furnished with this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: April 7, 2017

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheet of The9 Limited, its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2016 Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of The9 Limited, its subsidiaries and its variable interest entities as of December 31 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group has an accumulated deficit of approximately RMB2,897.8 million (US$417.4 million) as of December 31, 2016, and incurred a net loss of approximately RMB667.1 million (US$96.1 million) for the year ended December 31, 2016. These conditions, along with other matters set forth in Note 2 to the consolidated financial statements, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton
Shanghai, China
April 7, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying consolidated balance sheets of The9 Limited, its subsidiaries and its variable interest entities (the “Group”) as of December 31 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the two years in the period ended December 31, 2015 and related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 11, 2016

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	55,417,700	40,504,363	48,565,620	6,994,904
Other revenues	9,421,865	6,105,523	7,719,902	1,111,897

	64,839,565	46,609,886	56,285,522	8,106,801
Sales taxes	(562,674)	(198,555)	(86,236)	(12,421)

Total net revenues	64,276,891	46,411,331	56,199,286	8,094,380

Cost of revenues	(85,782,569)	(67,743,995)	(48,518,779)	(6,988,158)

Gross (loss) profit	(21,505,678)	(21,332,664)	7,680,507	1,106,222

Operating (expenses) income:
Product development	(156,253,036)	(135,042,829)	(77,991,408)	(11,233,099)
Sales and marketing	(51,758,100)	(31,692,522)	(21,286,647)	(3,065,915)
General and administrative	(111,157,250)	(131,768,503)	(129,047,846)	(18,586,756)
Impairment loss on goodwill	—	—	(10,561,857)	(1,521,224)
(Provision)/reversal of provision for allowance for long-term receivables and prepayments	14,371,918	(8,439,580)	—	—
Impairment on intangible assets	—	—	(68,003,805)	(9,794,585)
Gain on disposal of subsidiaries	165,392,382	3,339,394	—	—

Total operating expenses	(139,404,086)	(303,604,040)	(306,891,563)	(44,201,579)

Other operating income (expenses)	75,000	(1,563,518)	3,604,749	519,192

Loss from operations	(160,834,764)	(326,500,222)	(295,606,307)	(42,576,165)

Impairment on available-for-sale investment	—	—	(244,798,058)	(35,258,254)
Impairment on other investment	—	—	(2,806,439)	(404,211)
Interest income	3,414,559	775,152	161,144	23,210
Interest expense	—	(6,397,192)	(56,471,609)	(8,133,603)
Fair value change on warrants liability	—	(7,129,161)	48,057,204	6,921,677
Gain (loss) on disposal of equity investee and available-for-sale investment	33,153,452	—	(1,217,405)	(175,343)
Other income (expenses), net	(963,125)	(1,916,755)	(9,952,271)	(1,433,426)

Loss before income tax expense and share of loss in equity method investments	(125,229,878)	(341,168,178)	(562,633,741)	(81,036,115)

Income tax benefit (expense)	—	—	6,079,282	875,599

Share of loss in equity method investments	(3,712,530)	(13,013,791)	(110,535,486)	(15,920,421)

Net loss for the year	(128,942,408)	(354,181,969)	(667,089,945)	(96,080,937)

Net loss attributable to noncontrolling interest	(21,443,321)	(16,655,902)	(58,584,204)	(8,437,880)
Net loss attributable to redeemable noncontrolling interest	(20,876,617)	(32,697,713)	(14,724,152)	(2,120,719)

Net loss attributable to The9 Limited	(86,622,470)	(304,828,354)	(593,781,589)	(85,522,338)
Change in redemption value of redeemable noncontrolling interest	(21,076,744)	(79,805,706)	(82,890,188)	(11,938,670)

Net loss attributable to holders of ordinary shares	(107,699,214)	(384,634,060)	(676,671,777)	(97,461,008)

Other comprehensive income (loss):
Currency translation adjustments	(1,203,960)	5,009,430	(1,754,639)	(252,721)

Total comprehensive loss	(130,146,368)	(349,172,539)	(668,844,584)	(96,333,658)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Comprehensive loss attributable to:
Non-controlling interest	(22,995,718)	(16,912,488)	(66,293,454)	(9,548,244)
redeemable non-controlling interest	(20,876,617)	(32,697,713)	(14,724,152)	(2,120,719)
The9 Limited	(86,274,033)	(299,562,338)	(587,826,978)	(84,664,695)

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(4.65)	(16.55)	(28.34)	(4.08)

Weighted average number of shares outstanding:
- Basic and diluted	23,164,695	23,235,848	23,874,102	23,874,102

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	49,010,541	38,878,076	5,599,608
Accounts receivable, net of allowance for doubtful accounts of RMB991,743 and RMB992,010 as of December 31, 2015 and 2016, respectively	7,153,663	8,607,120	1,239,683
Advances to suppliers	898,126	9,085,165	1,308,536
Prepayments and other current assets	9,463,149	11,625,716	1,674,452
Amounts due from a related party	10,732,643	19,842,139	2,857,862

Total current assets	77,258,122	88,038,216	12,680,141

Investments in equity investees	267,539,694	163,037,501	23,482,284
Property, equipment and software, net	33,846,518	26,765,824	3,855,081
Goodwill	10,342,694	—	—
Intangible assets, net	78,876,486	—	—
Land use right, net	68,352,386	66,431,476	9,568,123
Other long-lived assets, net	1,879,021	6,618,977	953,331

TOTAL ASSETS	538,094,921	350,891,994	50,538,960

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowing (including short-term borrowing of the consolidated VIEs without recourse to the Group of nil and RMB24,992,214 as of December 31, 2015 and December 31, 2016, respectively)	—	107,517,367	15,485,722
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB7,292,389 and RMB5,883,617 as of December 31, 2015 and December 31, 2016, respectively)	41,248,455	37,038,856	5,334,704
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB266,323 and RMB61,071 as of December 31, 2015 and December 31, 2016, respectively)	551,445	283,994	40,904
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB8,913,065 and RMB15,396,355 as of December 31, 2015 and December 31, 2016, respectively)	19,605,593	26,711,967	3,847,323
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB11,865,648 and RMB27,859,901 as of December 31, 2015 and December 31, 2016, respectively)	77,730,267	107,203,023	15,440,447
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of RMB4,732,678 and RMB3,121,950 as of December 31, 2015 and December 31, 2016, respectively)	18,552,217	15,921,873	2,293,227
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2015 and December 31, 2016)	169,998,682	169,998,682	24,484,903
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2015 and December 31, 2016)	64,414,941	16,357,737	2,356,004
Interest payables (including interest payables of consolidated VIEs without recourse to the Group of nil as of both December 31, 2015 and December 31, 2016)	—	412,626	59,431
Accrued expense and other current liabilities (including accrued expense and other current liabilities of the consolidated VIEs without recourse to the Group of RMB19,082,615 and RMB77,781,852 as of December 31, 2015 and December 31, 2016, respectively)	35,864,424	92,302,898	13,294,383

Total current liabilities	427,966,024	573,749,023	82,637,048

Long-term borrowing (including long-term borrowing of consolidated VIEs without recourse to the Group of nil as of both December 31, 2015 and December 31, 2016)	31,726,575	35,141,459	5,061,423
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2015 and December 31, 2016)	135,182,536	197,284,836	28,414,927
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2015 and December 31, 2016)	5,690,705	—	—

TOTAL LIABILITIES	600,565,840	806,175,318	116,113,398

Commitments and contingencies (Note 33)

Redeemable noncontrolling interest (Note 31)	178,605,097	246,771,133	35,542,436

SHAREHOLDERS’ EQUITY (DEFICITS):
Ordinary shares (US$0.01 par value; 23,701,601 and 23,915,501 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	1,917,620	1,931,642	278,214
Additional paid-in capital	2,080,041,288	2,525,599,832	363,762,038
Statutory reserves	28,071,982	28,071,982	4,043,206
Accumulated other comprehensive (loss) income	(3,372,588)	2,582,023	371,889
Accumulated deficit	(2,304,020,698)	(2,897,802,287)	(417,370,342)

The9 Limited shareholders’ equity (deficit)	(197,362,396)	(339,616,808)	(48,914,995)
Non-controlling interest	(43,713,620)	(362,437,649)	(52,201,879)

Total shareholders’ equity (deficit)	(241,076,016)	(702,054,457)	(101,116,874)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICITS)	538,094,921	350,891,994	50,538,960

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	23,146,859	1,881,784	2,152,320,786	28,071,982	(8,987,041)	(1,912,569,874)	260,717,637	(70,584,494)	190,133,143
Net loss	—	—	—	—	—	(86,622,470)	(86,622,470)	(21,443,321)	(108,065,791)
Currency translation adjustments					348,437	—	348,437	(1,552,397)	(1,203,960)
Exercise of options	54,742	3,369	809,266	—	—	—	812,635	—	812,635
Minority interest change in redemption value	—	—	(21,076,744)	—	—	—	(21,076,744)	—	(21,076,744)
Share-based compensation	—	—	2,703,685	—	—	—	2,703,685	968,615	3,672,300
Change in equity interest attributable tononcontrolling interest	—	—	(42,692,211)	—	—	—	(42,692,211)	42,692,211	—
Change in equity interest attributable to non-controlling interest due to restructuring of Red 5 Singapore	—	—	15,068,103	—	—	—	15,068,103	(15,068,103)	—
Conversion of loans due from Red 5 to equity	—	—	(31,784,850)	—	—	—	(31,784,850)	31,784,850	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	552,426	—	—	—	552,426	64,262	616,688
Balance as of December 31, 2014	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271
Net loss	—	—	—	—	—	(304,828,354)	(304,828,354)	(16,655,902)	(321,484,256)
Currency translation adjustments					5,266,016	—	5,266,016	(256,586)	5,009,430
Minority interest change in redemption value		—	(79,805,706)	—	—	—	(79,805,706)	—	(79,805,706)
Noncontrolling interest on The9 Education	—	—	366,631	—	—	—	366,631	4,133,369	4,500,000
Issuance of ordinary shares upon vesting of restricted shares	500,000	32,467	(32,467)	—	—	—	—	—	—
Change in noncontrolling interest due to disposal of Jiucheng Advertisement Co., Ltd.	—	—	—	—	—	—	—	(298,336)	(298,336)
Purchase additional equity interest in a subsidiary	—	—	(2,408,096)	—	—	—	(2,408,096)	1,751,297	(656,799)
Beneficial conversion feature on convertible notes	—	—	52,679,692	—	—	—	52,679,692	—	52,679,692
Share-based compensation	—	—	33,184,307	—	—	—	33,184,307	823,322	34,007,629
Change in equity interest attributable to noncontrolling interest	—	—	80,903	—	—	—	80,903	(80,903)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	75,563	—	—	—	75,563	8,496	84,059
Balance as of December 31, 2015	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)
Net loss	—	—	—	—	—	(593,781,589)	(593,781,589)	(58,584,204)	(652,365,793)
Currency translation adjustments					5,954,611	—	5,954,611	(7,709,250)	(1,754,639)
Minority interest change in redemption value		—	(82,890,188)	—	—	—	(82,890,188)	—	(82,890,188)
Exercise of options	213,900	14,022	2,128,532	—	—	—	2,142,554	—	2,142,554
Change in liquidation of branch office of Red 5	—	—	—	—	—	—	—	—	—
Partial disposal of Red 5	—	—	244,798,058	—	—	—	244,798,058	—	244,798,058
Share-based compensation	—	—	27,689,259	—	—	—	27,689,259	362,476	28,051,735
Change in equity interest attributable to noncontrolling interest	—	—	253,396,755	—	—	—	253,396,755	(253,396,755)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	436,128	—	—	—	436,128	603,704	1,039,832
Balance as of December 31, 2016	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)
Balance as of December 31, 2016 (US$ except share data, Note 3)	23,915,501	278,214	363,762,038	4,043,206	371,889	(417,370,342)	(48,914,995)	(52,201,879)	(101,116,874)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(128,942,408)	(354,181,969)	(667,089,945)	(96,080,937)
Adjustments for:
Loss on disposal of property, equipment and software	1,346,972	1,563,518	1,765,367	254,266
Gain on disposal of subsidiaries	(165,392,382)	(3,339,394)	—	—
Employee compensation relating to the issuance of redeemable noncontrolling interest	13,034,797	—	—	—
Share-based compensation expense	3,672,300	34,007,629	28,051,735	4,040,290
Impairment on equity investments	—	—	2,806,439	404,211
Impairment on available-for-sales investment	—	—	244,798,058	35,258,254
Provision/(reversal of provision) for allowance for long-term receivables and prepayments	(14,371,918)	8,439,580	—	—
Impairment of intangible assets	—	—	68,003,805	9,794,585
Allowance for doubtful accounts receivable	76,246	711,908	—	—
Impairment on goodwill	—	—	10,561,857	1,521,224
Depreciation and amortization of property, equipment and software	15,665,588	11,563,567	7,317,920	1,054,000
Amortization of land prepaid land use right	1,920,911	1,920,910	1,920,910	276,669
Amortization of intangible assets	28,854,483	19,136,842	10,151,356	1,462,099
Share of loss in equity method investments	3,712,530	13,013,791	110,535,486	15,920,421
Gain on disposal of investment in equity investee and available-for-sales investment	(33,153,452)	—	—	—
Exchange loss (gain)	3,086,602	7,313,303	13,131,779	1,891,370
Fair value change on warrant liability	—	7,129,161	(48,057,204)	(6,921,677)
Amortization of discount and interest on convertible note	—	2,609,771	50,409,270	7,260,445

Changes in operating assets and liabilities: Change in accounts receivable	7,257,096	3,630,201	(1,453,441)	(209,339)
Change in advance to suppliers	—	(164,787)	(8,187,039)	(1,179,179)
Change in prepayments and other current assets	(1,767,972)	11,928,473	(2,162,566)	(311,474)
Change in prepaid royalties	4,878,579	—	—	—
Change in deferred costs	58,472	9,745	—	—
Change in other long-lived assets	7,732,074	(1,970,192)	1,879,021	270,635
Change in accounts payable	(9,104,630)	565,870	(4,200,259)	(604,963)
Change in amounts due to related party	1,505,203	61,454,444	(2,063,553)	(297,213)
Change in deferred tax liability	—	—	(6,079,282)	(875,599)
Change in other taxes payable	(306,421)	(405,070)	(267,451)	(38,521)
Change in advances from customers	(2,062,884)	2,823,656	7,106,374	1,023,531
Change in deferred revenue	321,706	(1,882,745)	(2,630,344)	(378,848)
Change in interest payable	—	—	3,827,510	551,276

Change in other payables and accruals	(7,118,898)	(1,465,002)	(1,061,524)	(152,891)

Net cash used in operating activities	(269,097,406)	(175,586,790)	(180,985,721)	(26,067,365)

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from investing activities
Decrease (Increase) in restricted cash	700,000	—	—	—
Proceeds from disposal of subsidiaries	163,715,759	12,178,328
Dividend from cost method investee	—	—	737,894	106,279
Proceeds from disposal of equity method investees	25,040,812	—	—	—
Proceeds from disposal of available-for-sale investment	6,274,326	—	—	—
Purchase of equity method and available-for-sale investments	—	(223,428,600)	—	—
Disbursement for loans receivable from a related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	(5,250,000)	(9,870,000)	(2,800,000)	(403,284)
Collection of loans receivable from related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	5,250,000	4,500,000	—	—
Proceeds from disposal of property, equipment and software	1,148,851	340,962	—	—
Refund of upfront license fees	2,000,000	—	—	—
Refund of long-term receivables	2,000,000	17,927,763	—	—
Purchase of property, equipment and software	(3,127,931)	(10,644,290)	(1,714,075)	(246,878)
Purchase of intangible assets	—	—	(6,618,977)	(953,331)

Net cash provided by (used in) investing activities	197,751,817	(208,995,837)	(10,395,158)	(1,497,214)

Cash flows from financing activities:
Proceeds from stock option exercises	812,635	—	2,142,549	308,591
Proceeds from exercises of stock options of a subsidiary	616,688	84,059	1,039,832	149,767

Issuance of redeemable noncontrolling interest	118,262,180	—	—	—

Purchase of noncontrolling interest	—	(656,799)	—	—
Cash from pledged loan	—	—	79,190,933	11,405,867
Proceeds from bank borrowings	—	31,624,560	24,992,214	3,599,628
Proceeds from the issuance of convertible notes	—	260,068,680	—	—
Proceeds from Inner Mongolia Culture Assets and Equity Exchange	—	—	57,500,000	8,281,723
Payment for the issuance cost related to convertible notes	—	(20,779,520)	—	—
Amount due to related parties	—	2,597,440	—	—
Loan from a related party	—	30,000,000	60,009,400	8,643,151
Repayment of a loan from a related party	—	(30,000,000)	(34,782,586)	(5,009,734)
Contribution from noncontrolling interest	—	4,500,000	—	—
Payment for long-term payables	(19,469,853)	(19,501,485)	—	—

Net cash provided by financing activities	100,221,650	257,936,935	190,092,342	27,378,993

Effect of foreign exchange rate changes on cash and cash equivalents	(4,380,962)	(5,826,067)	(8,843,928)	(1,273,791)

Net change in cash and cash equivalents	24,495,099	(132,471,759)	(10,132,465)	(1,459,378)
Cash and cash equivalents, beginning of year	156,987,201	181,482,300	49,010,541	7,058,986

Cash and cash equivalents, end of year	181,482,300	49,010,541	38,878,076	5,599,608

Supplemental disclosure of cash flow information:

Accrued purchases of property, equipment and software	1,747,081	1,841,541	1,832,201	263,892
Accrued purchases of intangible assets	36,775,866	20,010,351	—	—
Receivable related to the disposition of a subsidiary	12,750,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”).

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), mobile games, web games and TV games.

The Company’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2016:

Name of entity	Date of incorporation	Place of incorporation	Legal Ownership
Subsidiaries:

GameNow.net (Hong Kong) Limited (“GameNow Hong Kong”)	January-00	Hong Kong	100%
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-00	PRC	100%
China The9 Interactive Limited (“C9I”)	October-03	Hong Kong	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-05	PRC	100%
The9 Digital Entertainment Ltd. (“9 Dream”)	July-05	Hong Kong	100%
China The9 Interactive (Beijing) Limited (“C9I Beijing”)	March-07	PRC	100%
Jiu Jing Era Information Technology (Beijing) Limited (“Jiu Jing”)	April-07	PRC	100%

JiuTuo (Shanghai) Information Technology Limited (“JiuTuo”)	July-07	PRC	100%

China Crown Technology Limited (“China Crown Technology”)	November-07	Hong Kong	100%
Asian Development Limited (“Asian Development”)	January-07	Hong Kong	100%
Asian Way Development Limited (“Asian Way”)	November-07	Hong Kong	100%
New Star International Development Limited (“New Star”)	January-08	Hong Kong	100%
Red 5 Studios, Inc. (“Red 5”)	June-05	USA	34.71% (Note 2)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-10	Singapore	34.71% (Note 2)
The9 Interactive, Inc. (“The9 Interactive”)	June-10	USA	100%
Shanghai Jiu Chang Investment Co., Ltd. (“Jiu Chang”)	December-14	PRC	100%
City Channel Ltd. (“City Channel”)	June-06	Hong Kong	100%

Variable interest entity:

Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-00	PRC	N/A (Note 4)
Shanghai MengxiangHulian Digital Technology Co., Ltd. (“MengxiangHulian”)	December-11	PRC	20% (Note 4)
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-12	PRC	None

Subsidiaries of Shanghai IT:

Name of entity	Date of incorporation	Place of incorporation	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-11	PRC	80%
Shanghai The9 Education Software Technology Co., Ltd. (“The9 Education”)	May-12	PRC	70%
Beijing Chuan Yun Interactive Network Technology Co., Ltd. (“Chuan Yun”)	February-14	PRC	100%
Hangzhou Firerain Network Technology Co., Ltd. (“HZ Firerain”)	October-08	PRC	100%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May-15	PRC	100%
Shanghai Wenhu Network Technology Co., Ltd. (“Shanghai Wenhu”)	November-15	PRC	80%
Wuxi Chuang You Technology Co., Ltd. (“Chuang You”)	July-15	PRC	100%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wu Qudong”)	June-16	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	June-16	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Shanghai Yuyou”)	December-16	PRC	80%
Silver Express Investments Ltd. (“Silver Express”)	November-07	Hong Kong	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1>Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has accumulated deficit of approximately RMB2,897.8 million (US$417.4 million) and total current liabilities exceeded total assets by approximately RMB222.9 million (US$32.1 million) as of December 31, 2016. The Group also suffered a net loss of approximately RMB667.1 million (US$96.1 million) for the year ended December 31, 2016. The Group expects to continue to incur product development, and sales and marketing expenses for licensed and proprietary new games in order to achieve overall revenue growth. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

To meet its capital needs, the Group is considering multiple alternatives, including, but not limited to, additional equity financings, launch of new games, other debt financings and cost control as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity and/or cease operations.

Additional external debt financing

In March 2016, Bank of Shanghai (BOS) issued a commitment letter whereby BOS agrees to grant the Group a credit facility of RMB50 million (US$7.2 million). In March 2017, the credit facility was extended for one year. The Group can apply to withdraw the funding from BOS should they require liquidity for its operations. As of December 31, 2016, the Group had withdrawn RMB25.0 million (US$3.6 million) under this credit facility with annual interest rate of 6.525% and the loans were guaranteed by Jun Zhu and The9 Computer.

Launch of new games

The Group plans to launch our proprietary online games on different platforms, including CrossFire New Mobile Game and a web game called Soul Awake in 2017. In addition, Asian Way is developing and plan to launch a game called Audition AR in 2017.

Other External Financing

The Group is financing the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2016, the Group had raised RMB57.5 million (US$8.3 million), and the group plans to raise an additional RMB100 million (US$14.4 million) in 2017 until the game is launched. For details, please refer to Note 19.

Cost Control

Currently a significant portion of our cash outflows is attributable to our payroll-related costs. We have the ability to control the level of discretionary spending on payroll costs by reducing our headcount within a short period of time when necessary.

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

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited, or L&A, with certain other shareholders of Red 5 (Note 8). After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group owned majority of board members and continuously contributed funding to the operation of Red 5, the Group still retained effective control over Red 5 and Red 5 remained to be consolidated entity of the Group as of December 31, 2016.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular. Pursuant to Administrative Measures on Network Publication, or the Network Publication Measures jointly issued by GRAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether authorities will deem VIE structure of the Group as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operation in China. Therefore, the Group believes that its ability to direct the activities of VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than temporary impairment, allowance for doubtful accounts and prepayment, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, assessment of impairment of available-for-sale investments, assessment of impairment of other long-lived assets, fair value of redeemable noncontrolling interest, the fair value of the warrants, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2015 and 2016, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2015 and 2016 are amounts denominated in US Dollars totaling US$0.1 million and US$4.2 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB48.1 million and RMB10.0 million (US$1.4 million) as of December31, 2015 and 2016, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB0.08 million, RMB0.7 million and nil in 2014, 2015 and 2016, respectively.

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

<8>Investments in equity method investee and loan to equity method investee

Equity investments comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

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

The Group determines an allowance on doubtful long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected. When the collectability of the long-term receivable became likely subsequently, the Group reverses the allowance.

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

Revenue from TV games operated through telecom carriers and certain MMOGS operated on the third party game platforms are recognized upon consumption of the in-game premium features based on the gross amount paid, as the Group is the primary obligor of the games operation. The remittance to the telecom carrier and third party game plat forms is recognized as costs of revenue when incurred.

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

The Group has early adopted ASU 2015-3, simplifying the presentation of debt issuance costs to present the occurred debt issuance costs as a direct deduction from the convertible note rather than as an asset. Amortization of the costs is reported as interest expense.

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

<18>Cost of sales

Cost of sales consists primarily of online game royalties, payroll, sharing to third party game platform, telecom carries and other suppliers, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

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

<20>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB22.5million, RMB3.2 million and RMB2.5 million (US$0.4 million) for the years ended December 31, 2014, 2015and 2016, respectively, were expensed as incurred.

<21>Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB1.2 million, RMB0.3 million and RMB1.1 million (US$0.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively, which were recorded in other income (expense) in the consolidated statements of operations and comprehensive loss.

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

<25> Redeemable non-controlling interests

Redeemable non-controlling interests are equity interests of our consolidated subsidiary not attributable to the Group that has redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable non-controlling interests adjusted for cumulative earnings (loss) allocations.

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

<27>Loss per share

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

<29>Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2015 and 2016, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

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

<31>Financial instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, warrants, convertible notes, long-term accounts payable and long-term debt. The carrying value of the Group’s cash and cash equivalents, restricted cash, short-term investment, accounts receivable and accounts payable approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value. The carrying value of long-term accounts payable approximates its fair value as the impact to discount the long-term payable with interest rate is insignificant. The carrying value of long-term debt approximates its fair value as its interest rates is at the same level of the current market yield for comparable loans. The carrying value of convertible notes as of December 31, 2016 was RMB197.3 million (US$28.4 million) and the fair value of the convertible notes was approximately RMB300.8 million (US$43.3 million) as of December 31, 2016.

<32> Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Group continues to evaluate the effect of these accounting pronouncements on its financial statements and will adopt this new guidance on January 1, 2018 using the modified retrospective application method.

In February 2015, the FASB issued ASU 2015-02 to respond to shareholder’s concerns about the current accounting for consolidation of certain legal entities. Stakeholders expressed concerns that current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this Update rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted.

In April 2015, the FASB issued ASU 2015-03 to simplify presentation of debt issuance costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group early adopted this guidance as of December 31, 2015. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

In May 2015, the FASB issued ASU 2015-07, Topic 820, and Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods thereafter. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The Group has adopted this guidance during the year ended December 31, 2015 with a retroactive application. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

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

In February 2016, the FASB issued ASU 2016-02, which replaces existing lease guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will continue to classify leases as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The standard is effective for the Group beginning January 1, 2019, with early application permitted. The new standard is required to be applied with a modified retrospective approach to each prior reporting period presented with various optional practical expedients. The Group is currently evaluating the potential effects of this pronouncement.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The adoption of this guidance did not have a material effect on the Group’s financial condition, results of operations and cash flows.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 modifies the current prohibition to recognize deferred income taxes from differences between the tax basis of assets in the buyer’s tax jurisdiction and their cost resulting from an intra-entity transfer from one tax-paying component to another tax-paying component of the same consolidated group. Under current GAAP, deferred income taxes for intra-entity asset transfers are not recognized until the asset is sold to an outside party. ASU 2016-16 allows entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 is effective for fiscal years and interim periods beginning after December 15, 2017. For entities that issue interim financial statements and whose current fiscal year end date is December 31, 2016, early adoption can be made during the three month period ending March 31, 2017. The amendments in ASU 2016-16 should be applied on a modified retrospective basis through a cumulate-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently evaluating the amendments in ASU 2016-16 to determine the effect it will have on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairments tests performed on testing dates after January 1, 2017. The Group is currently assessing the impact that the guidance will have on the Group’s financial condition and results of operations.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiary, Red 5, The9 Interactive, Red 5 Singapore, Red5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.943, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2016. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of the certain VIEs, including 1) Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC and ii) Mengxiang Hulian, which is a start-up research and development company (“R&D VIE”) developing games and software funded by the Group. Due to the weaker than expected performance of the game developed by Mengxiang Hulian, the Group has stopped funding Mengxiang Hulian and it had become an inactive company as of December 31, 2016.

Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”) was considered as a VIE of the Group since its establishment in 2010. In 2014, the Group sold Houpu Cloud to a third party (Note 32).

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

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai IT to conduct its online games business through its subsidiary in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business. The9 Computer has entered into contractual arrangements with Shanghai IT for use of its relevant licenses and websites. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai IT. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai IT, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an“indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly. If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIEs.

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

R&D VIE

Mengxiang Hulian is a primarily start-up research and development company developing games and software funded by the Group starting from 2011. The Group had arrangements with Mengxiang Hulian (the “R&D” company) pursuant to which the Group provided substantial financial support and obtained equity interests in these entities. The Group has acquired or has an option to acquire the exclusive licenses in Mainland China or worldwide for the games and software under development by these entities. As of December 31, 2015 and 2016, the Group held equity interest of 20% of Mengxiang Hulian.

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

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$ (Note 3)
Total assets	141,614,244	111,978,182	16,128,213
Total liabilities	222,151,400	328,689,556	47,341,143

	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$ (Note 3)

Net Revenue	42,697,861	34,390,944	38,445,435	5,537,295
Net profit (loss)	101,628,848	(95,285,846)	(80,050,853)	(11,529,721)

The VIEs contributed an aggregate of 66.4%, 74.1% and 68.4% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2015 and 2016, the VIEs accounted for an aggregate of 26.3% and 31.9%, respectively, of the consolidated total assets, and 37.0% and 40.8%, respectively, of the consolidated total liabilities.

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

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)

Financing fee	—	7,497,988	1,079,935
Advertising fee	255,259	255,259	36,765
Development fee	—	700,000	100,821
Others	642,867	631,918	91,015

	898,126	9,085,165	1,308,536

The Group is financing the development of the CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2016, the Group had paid RMB7.5 million (US$1.1 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million (Note 19). According to the agreement, the Group paid the total financing fee RMB7.5 million upon receipt of the first payment as of December 31, 2016 (Note 19).

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)

Prepayments and deposits	3,220,205	6,385,707	919,733
Employee advances	2,717,027	1,927,824	277,664
Others	3,525,917	3,312,185	477,055

	9,463,149	11,625,716	1,674,452

7. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	—	—	—
System Link Corporation Limited (“System Link”)<1>	215,631,351	113,836,704	16,395,895
Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”) <2>	12,751,438	13,142,455	1,892,907
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,440,300
T3 Entertainment Co., Ltd. (previously known as ” G10 Entertainment Corporation Ltd.”) (“T3”)	24,892,921	24,892,921	3,585,326

CrowdStar Inc. (“Crowdstar”)	1,627,099	—	—
Tandem Fund II, L.P. (“Tandem Fund”)	2,636,885	1,165,421	167,856

Total	267,539,694	163,037,501	23,482,284

<1> System Link

In August 2014, the Group formed a joint venture, System Link, with Qihoo 360 Technology Co., Ltd., “Qihoo 360”. Pursuant to the joint venture agreement, Qihoo 360 and the Group will each own 50% equity interest in the joint venture and share profits based on the equity interest each party holds in the joint venture. In August 2014, Red 5 Singapore entered into a license agreement with System Link for publishing and operating Firefall under a five-year term in mainland China. Under this license agreement, System Link is expected to pay Red 5 Singapore no less than US$160 million (inclusive of license fee and royalties) during the term of the agreement. The Group accounts for its investment in System Link as an equity method investment.

In August 2015, System Link has entered into a joint venture agreement with Smilegate Entertainment, Inc. (“Smilegate”) on establishment of a joint venture company, Oriental Shiny Star Limited (“Oriental Shiny”), for the operation of Cross Fire 2. In the event of a successful commercial launch of Cross Fire 2, Smilegate will receive 30% shareholdings in Oriental Shiny Star Limited.

In November 2015, Oriental Shiny entered into a license agreement with Smilegate for publishing and operating Cross Fire 2 on an exclusive basis for a five-year term in the PRC. In consideration for the exclusive license, Oriental Shiny has made an upfront payment of US$50 million and will make additional payments totaling US$450 million based on certain development and operation milestones of Cross Fire 2. The payment of license fee is guaranteed by the Group and Qihoo 360 proportional to the equity interest in System Link.

The total capital contribution from the Group was US$35 million as of both December 31, 2015 and December 31, 2016. The Group recorded a loss of RMB11.0 million and RMB111.1 million (US$16.0 million) in share of loss in equity method for the year ended December 31, 2015 and December 31, 2016.

The Group has filed System Link Corporation Limited’s consolidated financial statement as indicated in our annual report on Form 20-F for the year ended December 31, 2015 and 2016, as the 20% significant subsidiary test was met for the current year in accordance with Rule 3-09 of SEC Regulation S-X.

<2> Jiucheng Advertisement

In June 2015, the Group granted 33.3% equity interest of Jiucheng Advertisement to two of its employees for nil consideration. The Group recorded shared based compensation of RMB2.7 million as a result of this transaction as the equity interest was considered a shared-based award for their service. In October, 2015, the Group entered into an agreement with Fei Fan Information Technology Co., Ltd. (“Fei Fan”), whereby Jiucheng Advertisement acquired 100% equity interest in Fei Fan in exchange of 30% equity interest in Jiucheng Advertisement. Upon the completion of the exchange, the Group’s equity interest in Jiucheng Advertisement was diluted to 46.7%. The Group accounted for the exchange as a disposal of subsidiary with a gain of RMB3.3 million (US$0.5 million) recognized upon disposal and an acquisition of an equity method investment in Jiucheng Advertisement at fair value. In November 2015, the Group’s equity interest in Jiucheng Advertisement was further diluted to 42.0% as a result of capital injection by other shareholders. In August 2016, Jiucheng Advertisement raised capital from the Group and a third party, the Group’s equity interest in Jiucheng Advertisement became 43.7%. In October 2016, the Group’s equity interest in Jiucheng Advertisement further increased to 44.5% after the execution of certain terms under the investment agreements among certain investors of Jiucheng Advertisement.

<3> Other investments in equity investees

In October 2014, the Group disposed to a third party, 100% equity interest of Beijing Linkage Technology Co., Ltd. (an equity method investee) for a cash consideration of RMB14 million and further recovered loan receivables of RMB9.8 million to the same equity method investee. The Company had previously fully impaired the investment in 2013 as well as provided a full allowance for the loan receivables due to the tight liquidity position combined with less than satisfactory performance of the investee. The Group recorded a gain of RMB23.8 million as a result of this disposal.

In 2014, the Group disposed 75% of its interest in Tandem Fund for cash consideration of RMB11.0 million, a gain of RMB3.1 million was recognized upon disposal. In December 2016, the Group recorded impairment of Tandem Fund of RMB2.8 million (US$0.4 million) based on the fair market value of Tandem Fund.

The Group recorded impairment charges relating to its investment in equity investees of nil, nil and RMB2.8million for the years ended December 31, 2014, 2015 and 2016, respectively.

8. AVAILABLE-FOR-SALE INVESTMENTS

Investment in Youjia Group Limited (“Youjia”)

In November 2011, the Group acquired 925,926 redeemable and convertible preferred shares of Youjia, a mobile social application developer based in the PRC, for a consideration of US$1.0 million. The Group’s investment represented 6.67% of Youjia’s equity interest on an as converted basis as of December 31, 2011. The Group recorded the investment in Youjia as an available-for-sale investment as the redeemable convertible preference share is in substance a debt security. During 2013, based on an evaluation of the financial results and condition of Youjia, the Group provided full impairment provision of RMB6.3 million (US$1.0 million) of Youjia.

In April 2014, the Group disposed all of its shares in Youjia to a third party for a cash consideration of US$1.0 million, a gain of RMB6.3 million (US$0.9 million) for the year ended December 31, 2014 is recognized upon disposal.

Investment in L&A International Holding Limited (“L&A”)

In June 2016, the Group completed a share exchange transaction between L&A International Holding Limited, or L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (Stock Code: 8195), with certain other shareholders of Red 5, whereby the Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) in Red 5 for a total of 723,313,020 (after a one-to-five stock split) newly issued shares of L&A after deducting a 6% of total shares received (769,481,940 shares) which was the payment of service fee to a third party consultant. In June 2016, Asian Development, a wholly-owned subsidiary, incorporated in Hong Kong, borrowed a total of HK$92.3 million from a financial services company, which was secured by a pledge of 417,440,000 shares of L&A (Note 18). As Asian Development is currently in default of the loan due to a sharp decline in stock price of L&A, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares (Note 33.3). Following the sharp decline of L&A’s stock price, the Group provided a full impairment provision of RMB244.8 million (US$35.3 million) for the investment in L&A.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)

Office buildings	69,276,652	69,341,652	9,987,275
Computer and equipment	118,052,297	109,486,562	15,769,345
Leasehold improvements	11,008,880	11,556,908	1,664,541
Office furniture and fixtures	11,355,064	7,644,476	1,101,034
Motor vehicles	10,889,632	10,490,731	1,510,980
Software	18,424,967	18,601,901	2,679,231
Less: accumulated depreciation and amortization	(205,160,974)	(200,356,406)	(28,857,325)

Net book value	33,846,518	26,765,824	3,855,081

Depreciation and amortization charges for the years ended December 31, 2014, 2015 and 2016 amounted to RMB15.7 million, RMB11.6 million and RMB7.3 million (US$1.1 million) respectively. The office building was mortgaged for the convertible notes and bank borrowing in year 2015 (Note 21 and 22).

10. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB

Balance at January 1, 2014	9,710,854	—	9,710,854
Translation difference	35,200	—	35,200

Balance at December 31, 2014	9,746,054	—	9,746,054
Translation difference	596,640	—	596,640

Balance at December 31, 2015	10,342,694	—	10,342,694
Translation difference	219,163	—	219,163

Balance at December 31, 2016	10,561,857	(10,561,857)	—

Balance at December 31, 2016 US$ (Note 3)	1,521,224	(1,521,224)	—

In 2010, the Group recognized goodwill of US$1.6 million in connection with the acquisition of Red 5. The Group measures the consideration it transfers at fair value, which may be calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference would be recognized directly in the consolidated statements of operations and comprehensive loss.

The Group performed annual impairment test on goodwill as of December 31, 2014 and 2015, respectively, as the fair value was greater than carrying value of the reporting unit, no impairment was recorded. In 2016, due to weaker than expected operating performance of Red5, the Group concluded that goodwill was fully impaired and the impairment of RMB10.6 million (US$1.5 million) was recorded for the year ended December 31, 2016.

11. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2015 and 2016 are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	146,925,649	146,925,649	21,161,695
Acquired game development cost	12,285,000	12,285,000	1,769,408
Less: Accumulated amortization	(74,875,427)	(85,026,783)	(12,246,404)
Impairment provision	(4,394,381)	(72,398,186)	(10,427,508)
Translation difference	(1,064,355)	(1,785,680)	(257,191)

Net book value of intangible assets subject to amortization	78,876,486	—	—

In 2015 and 2016, none of acquired game licenses has expired and was written off from the cost basis and accumulated amortization.

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

In September 2011, Red5 Korea, Red 5 Singapore and Red5 entered into a series of agreements with the third party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third party publisher as a party under the game development and license agreement between Red 5 and the third party game publisher, including the exclusive, non-transferable term license to market and distribute the game and host the game to customers in specified regions. Under the agreements, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million to the third party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10 million and the guaranteed amount of US$12.7 million, was recorded as acquired game license and the contingent payments will be recorded as cost of services when incurred. The balance of accounts payable related to this game license fee was US$3.1 million (RMB20.0 million) as of December 31, 2016.

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

Amortization expense related to intangible assets was RMB28.9 million, RMB19.1 million and RMB10.2 million (US$1.5 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and taking into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment provisions on upfront licensing fees of nil, nil and RMB68.0 million (US$9.8 million) were recognized in 2014, 2015 and 2016, respectively.

12. LAND USE RIGHT, NET

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,348	85,160,348	12,265,641
Less: accumulated amortization	(16,807,962)	(18,728,872)	(2,697,518)

Net book value	68,352,386	66,431,476	9,568,123

Amortization charge for the years ended December 31, 2014, 2015 and 2016 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively. The land-use right was mortgaged for the convertible notes and bank borrowing in year 2015 (Note 21 and 22).

13. OTHER LONG-LIVED ASSETS

Other long-lived assets are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Prepaid license fee	—	6,515,200	938,384
Others	1,879,021	103,777	14,947

Total	1,879,021	6,618,977	953,331

Prepaid license fee represents the payment made by the Group pursuant to an IP license agreement with an online game company in January 2016 to use its IP to develop a mobile game.

14. PROVISION (REVERSAL OF PROVISION) OF LONG-TERM RECEIVABLES

	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$
				(Note 3)

Provision (reversal of provision) of long term receivables	(17,927,763)	8,439,580	—	—

Total	(17,927,763)	8,439,580	—	—

The Group prepaid RMB20.0 million to a supplier for purchasing computers and equipment in 2011. Due to game’s performance being much lower than expectations, the Group cancelled the purchase plan and requested for a refund on the prepayment from the supplier in 2013. However, the supplier did not have enough funds to return all prepayment which was deemed a strong indicator that recovery of the refund is doubtful. In February 2014, the Group agreed a repayment schedule with the supplier, under which the prepayment is required to be refunded in four installments during the next three years, and the first installment, which was RMB2.0 million, had been received in March, 2014.

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

In 2009, the Group engaged an agent to facilitate the refund to game players and provided an advance payment to the agent for RMB 43.3 million for this purpose. In 2013, 2014 and 2015, nil were refunded to game point card holders through the agent, respectively. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2015, the Group wrote off the remaining RMB 8.4 million receivable because it is unlikely that the agent will refund to us since the business relationship between the Group and the agent have been terminated.

15. IMPAIRMENT ON PREPAYMENT FOR EQUIPMENT AND OTHER ASSETS

	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	US$
				(Note 3)
Impairment on prepayment for equipment and other assets	3,555,845	—	—	—

Total	3,555,845	—	—	—

The Group prepaid RMB 3.6 million to a supplier for game development in 2013. Due to additional advance required from supplier to fund costs on game development and its probability for commercial launch is unlikely which the Group terminated the transaction and wrote off the advance considering its low collectability in 2014.

16. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of the common stock warrants were measured using the Black-Scholes option-pricing model (Note 23). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3).

In 2015, the Group issued warrants in connection with its convertible notes. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during the year 2015 and 2016 (Note 23).

	2015	2016	2016
	RMB	RMB	US$ (Note 3)
Balance at issuance date/the beginning of the year	57,285,780	64,414,941	9,277,681
Unrealized loss recognized in other comprehensive income	7,129,161	(48,057,204)	(6,921,677)

Balance at the end of the year	64,414,941	16,357,737	2,356,004

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2014, 2015 and 2016, respectively.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses (gains)
		RMB	RMB	RMB	RMB
Receivable from WoW game points refund agent (Note 14)	—	—	—	—	8,439,580

Total	—	—	—	—	8,439,580

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses (gains)
		RMB	RMB	RMB	RMB
Prepayment for equipment (Note 14)					3,555,845

Total	—	—	—	—	3,555,845

17. TAXATION

Cayman Islands and British Virgin Islands

Under the current tax laws of the Cayman Islands and British Virgin Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2014, 2015 and 2016. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2014, 2015 and 2016. Therefore, no Singapore income tax has been provided for in the years presented.

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

In November 2008, Shanghai IT received approval from certain government authorities to be qualified as a HNTE. This approval entitles Shanghai IT to enjoy a 15% preferential EIT rate during the period from 2008 to 2010. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2014, Shanghai IT renewed its HNTE qualification and obtained approval in 2015, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2014 to 2016. Total tax savings of Shanghai IT were nil for the years ended December 31, 2014, 2015 and 2016, respectively.

United States

The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 0.23%, respectively.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense	—	—	—	—
China	—	—	—	—
Other jurisdictions	—	—	—	—
Deferred taxation	(21,011,979)	6,324,015	24,295,298	3,499,251
China	(62,051,840)	(31,447,143)	(22,553,453)	(3,248,373)
Other jurisdictions	41,039,861	37,771,158	46,848,751	6,747,624
Change in valuation allowance	21,011,979	(6,324,015)	(30,374,580)	(4,374,850)
China	62,051,840	31,447,143	22,553,453	3,248,373
Other jurisdictions	(41,039,861)	(37,771,158)	(52,928,033)	(7,623,223)

Income tax (expense) benefit	—	—	(6,079,282)	(875,599)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016

PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	10%	(1%)	(4%)
Effect of future tax rate change	(1%)	(1%)	(1%)
Change of prior year deferred tax assets	(0%)	(1%)	(1%)
Change of valuation allowance	(16%)	(2%)	(13%)
(Income) not subject to tax and non-deductible expenses, net	2%	(1%)	0%
Effect of expired net operating loss	(20%)	(19%)	(6%)

Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	3,285,994	3,040,257	437,889
Temporary differences related to provision for advances to suppliers	888,961	533,377	76,822
Temporary differences related to provision for doubtful accounts	1,510,153	1,559,187	224,570
Other	5,900,763	8,142,650	1,172,786
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	12,728,642	32,411,960	4,668,293
Startup expenses and advertising fee	26,010,125	20,122,650	2,898,264
Temporary differences related to research and development credits	1,045,470	1,117,823	161,000
Temporary differences related to equity investment	1,531,567	1,629,449	234,689
Foreign tax credits	16,039,192	17,149,210	2,470,000
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	720,150
Tax loss carry forwards	505,784,660	519,393,542	74,808,230

Total deferred tax assets	579,725,527	610,100,105	87,872,693

Less: Valuation allowance	(579,725,527)	(610,100,105)	(87,872,693)

Total deferred tax assets	—	—	—

Significant components of deferred tax liabilities

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Temporary differences related to amortization of intangible assets	5,690,705	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2016
	RMB	RMB	US$
			(Note 3)
Balance at January 1	561,922,818	579,725,527	83,497,844
Increase (decrease) in valuation allowance	17,802,709	30,374,578	4,374,849

Balance at December 31	579,725,527	610,100,105	87,872,693

For the years ended December 31, 2015 and 2016, a reversal of valuation allowance and an increase of valuation allowance of approximately RMB17.8 million and RMB30.4 million (US$4.4 million) was provided respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not to be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2016, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB690.1 million, of which RMB301.7 million, RMB192.4 million, RMB 44.6 million, RMB118.2 million and RMB 33.2 million will expire in 2017, 2018, 2019, 2020 and 2021, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2016, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$134.6 million and US$68.7 million, respectively, which will begin to expire in 2027 and 2017, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2017. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2014, 2015 and 2016.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2014, 2015 and 2016.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2014, 2015 and 2016. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2014, 2015 and 2016, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2016, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2006 through 2016 are open tax years, subject to examination by the relevant tax authorities.

18. SHORT-TERM BORROWING

Short-term borrowing is as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Bank loan from Bank of Shanghai	—	24,992,214	3,599,628
Pledged loan	—	82,525,153	11,886,094

	—	107,517,367	15,485,722

In March 2016, the Bank of Shanghai, or BOS, issued a commitment letter whereby BOS agreed to grant the Group a one-year credit facility of RMB50 million (US$7.2 million). In March 2017, the credit facility was extended for one year. The Group can apply to withdraw loans from BOS should they require for its operations. As of December 31, 2016, the Group had withdrawn RMB25.0 million (US$3.6 million) under this credit facility with annual interest rate of 6.525% and the loans were guaranteed by Jun Zhu and The9 Computer. All of loans remained outstanding as of December 31, 2016.

In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited for a total of 769,481,940 (after 1 to 5 stock split) newly issued shares of L&A. In June 2016, Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a of 417,440,000 shares of L&A. The balance as of December 31, 2016 is RMB 82.5 million (US$ 11.9 million) as exchange rate changes. As Asian Development is currently in default of the loan due to a sharp decline in stock price of L&A (Note 33.3), all the balances of loan and interest were reclassified as current liabilities.

19. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and accruals are as follows:

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	15,705,966	12,841,440	1,849,552
Professional services	12,070,384	10,443,985	1,504,247
Product development services	1,648,410	901,810	129,888
Marketing and promotion	3,988	598	86
Fund raised for Cross Fire New Mobile Game (see below)	—	57,499,910	8,281,710
Others	6,435,676	10,615,155	1,528,900

	35,864,424	92,302,898	13,294,383

The Group is financing the development of Cross Fire New Mobile Game through fund raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2016, the Group had raised RMB57.5 million (US$8.3 million), and the Group plans to raise an additional RMB100 million (US$14.4 million) in 2017 until the game is launched. Under this fund raising arrangement, the Group will share certain percentages of the revenues from Cross Fire new mobile game to the investors providing funding to the Group. The Group had also committed to spend certain amounts of the fund raised in the marketing, game server purchases and research and development costs of Cross Fire New Mobile Game.

20. Refund of WoW game points

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

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$3.7 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$24.5 million) as of December 31, 2016.

21. LONG-TERM BORROWING

In 2015, the Group entered an entrusted bank borrowing agreement, amounted to RMB31.6 million (US$4.6 million), with a subsidiary of convertible note investor (Note 22) and China Merchants Bank as entrustment bank. The borrowing is due in November 2018, with two years extension and bears an annual interest rate of 12% due up maturity of the loan. The loan is secured by the real property of the office building of the Group. The balance as of December 31, 2016 is RMB 35.1 million (US$5.1 million) also includes RMB 3.5 million (US$0.5 million) interest payable.

22. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into agreement with a third party investor for a private placement of secured convertible notes and warrants for a gross proceeds of US$40,050,000, which the transaction was closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in 2018, subject to an extension for two year at the discretion of the investor. The convertible notes accrue interest at a rate of twelve percent (12%) per annum and payable upon maturity of the notes. The notes are secured by the equity interest of the Group’s subsidiaries (The9 Computer and C9I Shanghai) and office buildings with a total net book value of RMB24.3 million. The investor of the notes is entitled to put the notes to the Group upon a change in control and upon an event of default.

The notes are divided into three tranches and can be converted into a total of 11,695,513 shares of the Group’s ADS at any time as follows:

Convertible Notes	Principal Amount		Conversion Price
Tranche A	US$	22,250,000	US$	2.6
Tranche B	US$	13,350,000	US$	5.2
Tranche C	US$	4,450,000	US$	7.8

The conversion prices are subject to anti-dilution adjustments and in the event the Company issue ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to the issuance. As of December 31, 2016, no adjustments to the conversion prices had occurred.

The Group has determined that there was BCF attributable to Tranche A convertible loan as the conversion price is lower than market value at the date of issuance of the convertible note. The value of the BCF is determined to be US$8.1 million (RMB52.7 million), which is equal to the intrinsic value of the conversion feature. The convertible notes are recorded at net carrying value at the date of issuance as follows:

	US$	RMB
Principal Amount	40,050,000	260,068,680
Less:
Fair value allocated to warrants (Note 23)	8,821,883	57,285,780
Beneficial conversion feature	8,112,556	52,679,692
Issuance Cost	3,200,000	20,779,520
Net carrying value	19,915,561	129,323,688

The fair value of warrants, BCF and issuance costs are recorded as debt discount and accreted to interest expense over 3 years using the effective interest method. The convertible notes should be repaid with principal and interest based on the agreement, for the years ended December 31, 2015 and 2016, the carrying amount of the convertible notes and interest payable is RMB135.2 million and RMB197.3 million (US$28.4 million), respectively. Interest expenses recognized related to the convertible notes are RMB5.9 million and RMB50.4 million (US$7.3 million) for the year ended December 31, 2015 and 2016.

23. WARRANTS

The warrants are exercisable at any time after the commitment date to purchase up to 4,778,846 shares of the Company’s ADS as follows:

Warrants	Principal Amount		Exercise Price
Tranche I	US$	5,000,000	US$	1.5
Tranche A	US$	2,750,000	US$	2.6
Tranche B	US$	1,650,000	US$	5.2
Tranche C	US$	550,000	US$	7.8

For the tranche A, B, C, the expiration date is the third anniversary of the issuance date or if the holder has exercised its option to extend the maturity date of all or any portion of the convertible notes in accordance with the terms and conditions thereof, the fifth anniversary of the issuance date.

The exercise prices of the warrants are subject to anti-dilution adjustments and in the event the Company issue ordinary shares at a price per share lower than the applicable exercise price in effect immediately prior to the issuance. As of December 31, 2016, no adjustments to the exercise prices had occurred.

The Group performs valuations of the warrants using a probability weighted Black-Scholes option pricing model. This model requires input of assumptions including the risk-free interest rates, volatility, expected life and dividend rates, and has also considered the likelihood of “down-round” financings. Selection of these inputs involves management’s judgment and may impact net income.

The assumptions used in the Black-Scholes option pricing model for the warrants were as follows:

Warrants	Tranche I	Tranche A	Tranche B	Tranche C
Risk-free interest rate	1.68	1.17	1.17	1.17%
Expected volatility of common stock	70.04	80.65	80.65	80.65%
Dividend yield	0.00	0.00	0.00	0.00%
Expected life of warrants	3.9 years	1.9 years	1.9 years	1.9 years

The fair value of the warrants as of issuance date, December 31, 2015 and 2016 is RMB57.3 million, RMB64.4 million, and RMB16.4 million (US$2.4 million) respectively. The change in fair value of the warrant liability resulted in a loss of RMB7.1 million and a gain of RMB48.1 million (US$6.9 million) for the year ended December 31, 2015 and 2016, respectively.

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

25. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB19.5 million, RMB13.1 million and RMB15.4 million (US$2.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

26. SHARE-BASED COMPENSATION

26.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”).As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 Shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 Shares. As of December 31, 2016, options to purchase 18,135,200 ordinary shares were outstanding and options to purchase 14,649,543 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Company’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	4,677,718	US$	1.53	4.41	Nil
Granted	—		—	—	—
Exercised	(13,900)	US$	1.53	—	Nil
Forfeited	(178,618)	US$	1.57	—	Nil

Outstanding at December 31, 2016	4,485,200	US$	1.53	3.43	Nil

Vested and expected to vest at December 31, 2016	4,485,200	US$	1.53	3.43	Nil

Exercisable at December 31, 2016	3,575,928	US$	1.53	3.42	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was US$21,701, nil and nil for years ended December 31, 2014, 2015 and 2016 respectively.

The weighted-average grant-date fair value of options granted during the year 2015 was US$0.65. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with below assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

	For the year ended December 31, 2015

Risk-free interest rate		1.22%
Expected life (years)		3.35
Expected dividend yield		0
Volatility		59.74%
Fair value of options at grant date	US$	0.65

On November 17, 2015, The Group granted three tranches of share options to certain directors, officers and key employees totaling 8,200,000 shares with predetermined market conditions as summarized below:

Options	Target Price (US$)	Number of Options Vesting

Tranche I	2.6	4,555,556
Tranche II	5.2	2,733,334
Tranche III	7.8	911,110

Total		8,200,000

Of these share options granted, 7,000,000 options is subject only to the predetermined market condition and will vest immediately when the Company’s ADS stock price reaches the respective target stock prices as noted above (“Predetermined Market Condition”). The Vesting of the remaining 1,200,000 options are subject to a derived service period in addition to Predetermined Market Condition.

Activities relating to share options subject to with only Predetermined Market Condition are summarized as follows:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	7,000,000	US$	1.53	4.88	Nil
Granted	—		—	—	—
Exercised	(200,000)	US$	1.53	—	Nil
Forfeited	(300,000)	US$	1.53	—	Nil

Outstanding at December 31, 2016	6,500,000	US$	1.53	3.88	Nil

Vested and expected to vest at December 31, 2016	6,500,000	US$	1.53	3.88	Nil

Exercisable at December 31, 2016	3,611,112	US$	1.53	3.88	Nil

The weighted-average grant-date fair value of shares options with only Predetermined Market Condition during 2015 was US$0.69, US$0.68, US$0.60 for Tranche I, II and III, respectively. The fair values for these shares options was calculated using the Monte Carlo Simulation model with the key following assumptions:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.69

The share options subject to both Predetermined Market Condition and service conditions are as followed:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	1,200,000	US$	1.53	4.88	Nil
Granted:	—		—	—	—
Exercised	—		—	—	—
Forfeited	(50,000)	US$	1.53	—	Nil

Outstanding at December 31, 2016	1,150,000	US$	1.53	3.88	Nil

Vested and expected to vest at December 31, 2016	1,150,000	US$	1.53	3.88	Nil

Exercisable at December 31, 2016	230,890	US$	1.53	3.88	Nil

The weighted-average grant-date fair value of options granted with multiple conditions during the year 2015 was US$0.71, US$0.68, US$0.60 for Tranche I, II and III, respectively. The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation mode with the key following assumption:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.71

On August 6, 2016, The Group granted share options totaling 6,000,000 shares to Zhu Jun and a third-party consultant as a reward for facilitating the Mongolia funding platform with total funding amount of RMB157.5 million (US$22.7 million) to the Company. According to ASC 718, the share option was applicable to the performance condition due to the share options would be vested in line with the percentage of funding received by the Company.

The following table summarizes the share option activities subject to performance condition:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	—		—	—	—
Granted:	6,000,000	US$	1.86	—	—
Exercised	—		—	—	—
Forfeited	—		—	—	—

Outstanding at December 31, 2016	6,000,000	US$	1.86	4.60	Nil

Vested and expected to vest at December 31, 2016	6,000,000	US$	1.86	4.60	Nil

Exercisable at December 31, 2016	2,190,476	US$	1.86	4.60	Nil

The grant-date fair value of share options with performance condition during the year 2016 was US$0.93. The fair value of the awards that are based on the performance condition was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate		0.85%
Expected life (years)		2.9
Expected dividend yield		0
Volatility		78%
Fair value of options at grant date	US$	0.93

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

During 2014, 2015 and 2016, as a result of these modifications, the Group recognized incremental compensation cost of RMB0.9 million (US$0.2 million), RMB11.8 million (US$1.8 million) and nil respectively upon modification for the vested portion.

The fair value of options, of which exercise prices were modified in April 2013, June 2015 and November 2015, were measured on the modification date based on the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2013	For the year ended December 31, 2015

Risk-free interest rate	0.09%-0.24%	0.50%-1.12%
Expected remaining life (years)	0.57-2.20	1.32-2.61
Expected dividend yield	0	0
Volatility	36%-65%	64%-71%
Fair value of incremental cost	US$0.16-US$0.43	US$0.21-US$0.73

Share-Based Compensation

For the years ended December 31,2014, 2015 and 2016, the Company recorded share-based compensation of RMB0.1 million, RMB32.0 million and RMB25.8 million (US$3.7 million), respectively, for options granted to the Company’s employees and directors, including incremental compensation cost due to the modification of the option exercise prices in April 2013, June 2015 and November 2015.

As of December 31, 2016, there was approximately RMB39.7million (US$5.7 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options, including RMB19.0 million (US$2.8 million) for options with service condition and market condition and RMB20.5 million (US$3.0 million) for options with performance condition issued to Mr. Zhu Jun. Regarding the option with performance condition issued to non-employee, a third-party consultant, subject to ASC 505-50, unrecognized compensation cost would be addressed in Commitment ( Note 33). The cost related to service and market condition options is expected to be recognized over a weighted-average period of 1.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It is considered probable the performance targets will be met for the total of 1,500,000 ordinary shares. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. On December 7, 2015, 500,000 shares granted to Incsight Limited were vested. The awarded non-vested shares would be valid for additional three years and expired on December 7, 2018. The Group recorded share-based compensation of RMB2.2 million, RMB1.2million and RMB1.9 million (US$0.3 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The following table reflected the activity of non-vested shares for the year ended December 31, 2016:

	Number of Options	Weighted-Average Grant-Date Fair Value

Non-vested at January 1, 2016	1,000,000	US$	6.48
Granted	—		—
Forfeited	—		—
Vested	—		—

Non-vested at December 31, 2016	1,000,000	US$	6.48

26.3 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock option to purchase common stock or restricted stock. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common stocks reserved to 22,855,591 shares. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2016, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2016, option to purchase 6,621,336 shares of common stock were outstanding and options to purchase 14,330,001 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2016	10,649,893	US$	0.061	4.73	Nil
Granted	—		—	—	—
Exercised	(2,090,685)	US$	0.075	—	Nil
Forfeited	(1,937,872)	US$	0.075	—	Nil
Outstanding at December 31, 2016	6,621,336	US$	0.053	4.09	Nil

Vested and expected to vest at December 31, 2016	6,621,336	US$	0.053	4.09	Nil

Exercisable at December 31, 2016	3,144,254	US$	0.058	3.92	Nil

The option`s intrinsic value was calculated by the excess of the estimated fair value of Red 5`s common shares, which was determined by the company with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2014, 2015 and 2016 were US$162,279, US$1,200 and nil, respectively.

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

Red 5 recorded share-based compensation of RMB1.0 million, RMB0.8 million and RMB0.4 million (US$0.1million) for options and shares of restricted common stock granted for the year ended December 31, 2014, 2015 and 2016, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2016, there was approximately RMB0.4 million (US$0.1million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 2.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26.4 Nonvested equity interest of Jiushi granted to employees

In July 2011, the Group granted 20% equity interest of the newly established Jiushi to two employees as an incentive to retain these two employees’ services, which they will earn over three-year period. The fair value of the granted equity interest was estimated to be RMB2.2 million. The Group recorded share-based compensation of RMB0.4 million, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

27. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China jointly. According to the agreement, the group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty and other service fee related to IPTV business charged by ZTE9 to the Group amounted to RMB11.7 million and RMB13.0 million (US$1.9 million) for year ended December 31, 2015 and 2016, respectively. In 2016, the Group provided IPTV related advertisement service to ZTE9 amounted to RMB0.5 million (US$0.07 million). Total amount due to ZTE9 for IPTV business was RMB10.1 million and RMB16.8 million (US$2.4 million) as of December 31, 2015 and 2016, respectively. In 2015, the Group lent RMB9.9 million to ZTE9 to fund its operation. In 2016, the Group lent RMB2.8 million (US$0.4 million) to ZTE9 to fund its operation. The loan was interest-free and due in December, 2017. Total amount due from ZTE9 for loan was RMB9.9 million and RMB12.7 million (US$1.8 million) as of December 31, 2015 and 2016, respectively.

In 2016, the Group charged service fee, including IDC rental fee, office rental fee and etc., to Jiuchen Advertisement amounted to RMB4.5 million (US$0.7 million) and the service fee was paid in 2016.

In 2014, the Group entered a license agreement with System Link, a 50% joint venture of the Group, for publishing and operating Firefall for a five-year term in mainland China. Under this license agreement, System Link is expected to pay to Red 5 Singapore no less than US$160 million (including license fee and royalties) during the term of the agreement. In 2015, System Link paid US$10 million to the Group as license fee. The Group records the amount as amount due to the related party and amortizes the amount over the five-year period. As of December 31, 2016, the balance of amount due to System Link (non-current) is RMB 54.1 million (US$7.8 million) and revenue recognized is RMB13.6 million (US$ 2.0 million).

Transaction with T3

In 2016, Asian Way entered into a license agreement with T3, an equity investee of the Group, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2016.

Transaction with Zhu Jun

In 2016, Mr. Zhu Jun, the chairman and chief executive officer, extended aggregate of RMB60.0 million (US$8.6 million) in loan to the Group. The loan was interest-free. As of December 2016, RMB25.2 million (US$3.6 million) of such loan remained outstanding.

28. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2016
	RMB	RMB	RMB	US$
				(Note 3)

Numerator:

Net loss attributable to ordinary shareholders before accretion on redeemable noncontrolling interest	(86,622,470)	(304,828,354)	(593,781,589)	(85,522,338)

Accretion on redeemable noncontrolling interest	(21,076,744)	(79,805,706)	(82,890,188)	(11,938,670)

Net loss attributable to ordinary shareholders	(107,699,214)	(384,634,060)	(676,671,777)	(97,461,008)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	23,164,695	23,235,848	23,874,102	23,874,102

Loss per share

- Basic and diluted	(4.65)	(16.55)	(28.34)	(4.08)

The Company had 4,570,491, 18,656,564 and 22,914,046 stock options, warrants and nonvested shares outstanding as of December 31, 2014, 2015 and 2016, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

29. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserved fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserved funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities were nil, nil and nil for the years ended December 31, 2014, 2015 and 2016. The accumulated reserves as of December 31, 2016 was RMB3.8 million (US$0.6 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB16.4 million (US$2.4 million) as of December 31, 2016, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2016, approximately RMB20.2 million (US$2.9 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

30. NONCONTROLLING INTEREST

As of December 31, 2016, the Group’s non-controlling interest mainly included equity interests in Red 5, The9 Education, and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2014, 2015 and 2016.

	December 31, 2014	December 31, 2015	December 31, 2016
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(86,622,470)	(304,828,354)	(593,781,589)

Transfers (to) from the noncontrolling interest
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	552,426	75,563	436,128
Change in equity interest attributable to non-controlling interest due to restructuring of Red 5 Singapore(1)	15,068,103	—	—
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest as a result of loan conversion (2)	(31,784,850)	—	—
Change in The9 Limited’s additional paid-in capital for adjustment on non-controlling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares (3)	(42,692,211)	80,903	253,396,755

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(145,479,002)	(304,671,888)	(339,948,706)

(1)	In August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor (see Note 31). As the license to publish Firefall belongs to Red 5 Singapore (Note 11), as a condition for the investment by the new investor, the Group is required to transfer the license to Red 5. As such, in June 2014, the Group transferred its equity interests in Red 5 Singapore, a wholly owned subsidiary of the Group to Red 5, a 79.2% owned subsidiary at a nominal price. At the time of transfer, 20.8% of the accumulated deficit of Red 5 Singapore, amounted to RMB 15,068,103, was attributable to the noncontrolling interest of Red 5 with no consideration, which was recorded as an equity transaction in the Consolidated Statements of Changes in Equity.

(2)	In August 2014, the Group converted its convertible loan and certain other loans due from Red 5 with a book value of US$50.0 million (RMB307.6 million), into 63,301,276 common shares of Red 5. The equity of Red 5 increased by RMB307.6 million while the impact attributable to noncontrolling interest of Red 5 was RMB31,784,850 as a result of the loan conversion.
(3)	In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited and certain other shareholders of Red 5, whereby the Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) owned in Red 5 for a total of 723,313,020 (after a one-to-five stock split) newly issued shares of L&A after deducting a 6% of total shares received (769,481,940 shares) which was the payment of service fee to a third party consultant. As a result, the percentage of noncontrolling interest in Red 5 changed from 10.4% to 58.1% after deducting shares of SBPS from total shares of Red 5.

31. REDEEMABLE NON-CONTROLLING INTEREST

In January 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares (“SBPS”) to a third party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), for an aggregate consideration of RMB118.3 million (US$19.2 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million (US$4.2 million). The purchase price for these common shares was determined to be less than fair value as the transaction as contemplated in conjunction with the issuance of the SBPS. The difference between the purchase price and fair value of SBPS as determined by the Group with the assistance of independent valuation firm, which amounted to RMB131.3 million (US$21.2 million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$2.1 million).

Due to stock exchange transaction with L&A in 2016, 63% share of SBPS was owned by L&A. As of December 31, 2016, the holder details of SBPS are as follows:

	December 31, 2015	December 31, 2016
Holder	Number of Shares	Number of Shares
L&A International Holdings Ltd.	—	17,258,399
Shanghai Oriental Pearl Culture Development Co.,Ltd.	27,438,952	10,180,553

As of December 31, 2014, the Group considered the redemption of the SBPS to be probable. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the Redemption Date.

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

The SBPS shall be automatically converted into common shares immediately prior to the consummation of a public offering of Red 5`s shares wherein gross proceeds are at least US$30,000,000, immediately following the public offering (the “Qualifying IPO”).

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

Redemption

At any time on or after April 1, 2017, if requested by at least 50% of the holders of SBPS then outstanding, Red 5 shall redeem all of the outstanding SBPS at a redemption price equal to 200% of the issuance price in three equal annual installments. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 10% per annum from the issuance date of SBPS.

Voting

Each SBPS has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of SBPS shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

The holders of Preferred Shares have preference over holders of common shares with respect to distribution of assets upon voluntary or involuntary liquidation of the Company. The holders of Preferred Shares shall be entitled to receive 100% of the original issue price (“preferred liquidation”). The holders of Preferred Shares are also entitled to distribution of remaining assets from preferred liquidation, along with other shareholders, while the total distribution entitled to the holders of Preferred Shares should not exceed 200% of the original issue price.

A reconciliation of Redeemable noncontrolling interest is as follows:

	Year ended December 31,
	2015	2016
Redeemable noncontrolling interest opening balance	131,497,104	178,605,097
Issuance of Redeemable noncontrolling interest	—
Net loss attributable to redeemable noncontrolling interest	(32,697,713)	(14,724,152)
Accretion of Redeemable noncontrolling interest	79,805,706	82,890,188

Redeemable noncontrolling interest ending balance	178,605,097	246,771,133

32. DISPOSAL OF SUBSIDIARIES

In July 2014, the Group entered into an agreement to sell its VIE, Huopu Cloud, for a total consideration of RMB200 million (US$32.2 million) to a third-party purchaser. Pursuant to the agreement, the Group paid RMB30 million (US$4.8 million) to Huopu Cloud’s development team to retain them in Huopu Cloud and undertook Huopu Cloud’s operating costs and expenses from the date of disposal to December 31, 2014 in the amount of RMB19 million (US$3.1million). Huopu Cloud developed and held a web game QiJiGuiLai. As of the transfer date, the net assets held by Huopu Cloud amounted to RMB11 million(US$1.8 million). The Group recognized a net gain of RMB 140 million (US$22.5million)upon the disposal of Huopu Cloud in 2014.

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

33. COMMITMENTS AND CONTINGENCIES

33.1 Operating lease commitments

The Group has entered into operating lease arrangements relating to the use of certain premises and internet data centers. Future minimum lease payments for non-cancellable operating leases as of December 31, 2016 are as follows:

	RMB	US$
		(Note 3)
2017	3,276,215	471,873
2018	273,391	39,377
2019	—	—
2020	—	—
2021	—	—

	3,549,606	511,250

Total rental expenses amounted to RMB22.2 million, RMB19.4 million and RMB12.7 million (US$1.8 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

33.2 Other operating commitments

The Group is financing the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2016, the Group had raised RMB57.5 million (US$8.3 million), and the Group plans to raise an additional RMB100 million (US$14.4 million) in 2017 until the game is launched. Under this fund raising arrangement, the Group will share certain percentages of the revenues from Cross Fire New Mobile Game to the investors providing funding to the Group. The revenues to be shared to the investors will be deposited to a bank account monitored by the Group, Inner Mongolia Culture Assets and Equity Exchange and the funding advisor. The Group had also committed to spend certain amounts of the fund raised in the marketing, game server purchases and research and development costs of Cross Fire New Mobile Game.

In August 2016, the Group granted a third party consultant 1,000,000 option as reward, which provided consulting service to the RMB157.5 million financing plan of Cross Fire Mobile Game with Inner Mongolia Culture Assets and Equity Exchange. The option would be vested in accordance with the schedule of the actual funding to be received. In October 2016, 365,079 options were vested after the Group received the first funding of RMB57.5 million. As December 31 of 2016, there are still 634,921 options remain unvested.

In October 2016, the Group entered into a game development agreement with a third party game developer. According to the agreement, the Group will pay RMB8.6 million (US$1.2 million) to the third party game developer as development fee. As December 31, 2016, the Group had paid RMB1.8 million (US$0.3 million) to the third party game developer. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the future revenue from the game.

In December 2016, the Group entered into an agreement with the third party investors of Jiucheng Advertisement, an equity-method investee. According to the agreement, the Group will need to repurchase the 19.11% equity interest of Jiucheng Advertisement with total amount of RMB18.3 million (US$2.6 million) from those third party investors if Jiucheng Advertisement does not get listed on the National Equities Exchange and Quotations, commonly known as the New Third Board, before December 31, 2017.

33.3 Contingencies

In June 2016, Asian Development borrowed a total of HK$92.3 million (US$11.9 million) from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A (Note 18). Pursuant to the financing agreement (“Agreement”), such loan is considered as default since the market price of the pledged shares had fallen below the collateralized stock price by more than 35% for ten consecutive trading days and Asian Development had not made any remediation pursuant to the Agreement. Upon default, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender under the Agreement, the lender may claim against Asian Development to recover any outstanding amounts under the Agreement, in addition to foreclosure of the Pledged Securities as mentioned above. The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

34. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China, North America and other areas.

The following geographic area information includes revenue based on location of players for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$(Note 3)
Greater China	41,969,350	33,201,421	48,041,372	6,919,397
North America	14,906,530	8,382,753	3,012,901	433,948
Other areas	7,401,011	4,827,157	5,145,013	741,035
Total	64,276,891	46,411,331	56,199,286	8,094,380

A majority of the Group’s assets are located in Greater China.

35. SUBSEQUENT EVENTS

Redeemable noncontrolling interest

As described in Note 31, in August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, 63% share of SBPS was owned by L&A as of December 31, 2016 (see Note 31). Per the Articles of Red 5, major holders of the outstanding shares of Series B Preferred Stock, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of Series B Preferred Stock, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. As of the report date, there was no such preferred shareholder requiring Red 5 to redeem the Preferred Stock. The redemption value of Series B Preferred Stock was US$16.5 million for the first installment. Since Red5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cost of revenue	—	—	—	—

Gross loss	—	—	—	—

Operating expenses:
Product development	632,437	(70,941)	(34,101)	(4,912)
Sales and marketing	—	(120,735)	(262,674)	(37,833)
General and administrative	(9,392,137)	(38,475,787)	(40,881,238)	(5,888,123)

Total operating expenses	(8,759,700)	(38,667,463)	(41,178,013)	(5,930,868)

Loss from operations	(8,759,700)	(38,667,463)	(41,178,013)	(5,930,868)
Interest income (expenses), net	32	(5,858,848)	(50,409,271)	(7,260,445)
Fair value change on convertible bonds and warrants	—	(7,129,161)	48,057,204	6,921,677
Other income (expenses), net	9,756	(2,267,335)	(11,163,638)	(1,607,898)
Loss before income tax expense and share of loss in equity method investments	(8,749,912)	(53,922,807)	(54,693,718)	(7,877,534)
Income tax expense	—	—

Equity in income (loss) of subsidiaries and VIEs	(77,872,558)	(250,905,547)	(539,087,871)	(77,644,804)

Net loss	(86,622,470)	(304,828,354)	(593,781,589)	(85,522,338)

Other comprehensive income (loss)
Unrealized loss on available-for-sale investment	—	—
Currency translation adjustments	348,437	5,266,016	5,954,611	857,642

Total comprehensive loss	(86,274,033)	(299,562,338)	(587,826,978)	(84,664,696)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$

ASSETS
Cash and cash equivalents	28,984	58,919	8,486
Prepayments and other current assets, net	912,003	974,277	140,325
Amounts due from intercompany	1,425,500,136	1,401,819,738	201,904,038

Total current assets	1,426,441,123	1,402,852,934	202,052,849

Investments in subsidiaries	(1,420,228,235)	(1,522,384,543)	(219,268,982)

Total assets	6,212,888	(119,531,609)	(17,216,133)

LIABILITIES
Current liabilities:
Accounts payable	148,204	—	—
Other payables and accruals	3,829,603	6,442,626	927,931
Warrants	64,414,941	16,357,737	2,356,004

Total current liabilities	68,392,748	22,800,363	3,283,935

Convertible notes	135,182,536	197,284,836	28,414,927

Total liabilities	203,575,284	220,085,199	31,698,862

SHAREHODERS’ EQUITY
Ordinary shares	1,917,620	1,931,642	278,214
Additional paid-in capital	2,080,041,288	2,525,599,832	363,762,038
Statutory reserves	28,071,982	28,071,982	4,043,206
Accumulated other comprehensive loss	(3,372,588)	2,582,023	371,889
Accumulated deficit	(2,304,020,698)	(2,897,802,287)	(417,370,342)

Total shareholders’ equity	(197,362,396)	(339,616,808)	(48,914,995)

Total liabilities and shareholders’ equity	6,212,888	(119,531,609)	(17,216,133)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(86,622,470)	(304,828,354)	(593,781,589)	(85,522,338)
Adjustments for:
Employee share-based compensation expense	2,337,019	33,184,307	27,689,259	3,988,083
Fair value change on warrants liability	—	7,129,161	(48,057,204)	(6,921,677)
Amortization of discount and interest on convertible note	—	2,609,771	50,409,270	7,260,445
Exchange loss (gain)	—		17,116,102	2,465,231
Equity in loss (income) of subsidiaries and VIEs	77,872,558	250,905,547	539,087,871	77,644,804
Change in prepayments and other current assets	(199)	(856,745)	(62,274)	(8,969)
Change in accounts payable	(27,382)	(15,958)	(148,204)	(21,346)
Change in amounts due from intercompany	4,294,984	(236,543,924)	3,021,127	435,133
Change in other payables and accruals	(1,702,034)	6,401,724	2,613,023	376,354

Net cash used in operating activities	(3,847,524)	(242,014,471)	(2,112,619)	(304,280)

Cash flows from financing activities:
Proceeds from stock option exercises	812,635	—	2,142,554	308,592
Proceeds from the issuance of convertible bonds	—	260,068,680	—	—
Payment for the issuance cost related to convertible bonds	—	(20,779,520)	—	—
Repurchase of ordinary shares	—	—	—	—
Net cash provided by (used in) financing activities	812,635	239,289,160	2,142,554	308,592
Net change in cash and cash equivalents	(3,034,889)	(2,725,311)	29,935	4,312
Cash and cash equivalents, beginning of year	5,789,184	2,754,295	28,984	4,174

Cash and cash equivalents, end of year	2,754,295	28,984	58,919	8,486

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

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in December, 1999 in the Cayman Islands to be the holding company of the Group principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), mobile games, web games and TV games.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2014, 2015 and 2016.

5) Translations of balances in the additional financial information of Parent Company — Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2015 and 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.