Form 20-F
period 2017-12-31
The9 LTD
filed 2018-04-27
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

96,583,929 ordinary shares (including 27,039,893 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), par value US$0.01 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities,” (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American depositary shares, each of which represents one ordinary share, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (7) all translations from Renminbi to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, based on the H.10 weekly statistical release of the Federal Reserve Bank of New York as of December 29, 2017. Such translations have been provided for the convenience of the reader only and should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues	106,627	64,840	46,610	56,286	73,208	11,252
Sales taxes	(1,851)	(563)	(199)	(86)	(59)	(9)

Net revenues	104,776	64,277	46,411	56,200	73,149	11,243

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Cost of revenue	(107,803)	(85,783)	(67,744)	(48,519)	(23,782)	(3,655)

Gross (loss)/profit	(3,027)	(21,506)	(21,333)	7,681	49,367	7,588
Operating expenses	(527,341)	(139,404)	(303,604)	(306,892)	(163,027)	(25,057)
Other operating income/(expenses)	120	75	(1,563)	3,605	350	54

Loss from operations	(530,248)	(160,835)	(326,500)	(295,606)	(113,310)	(17,415)
Impairment on available-for-sale investment	—	—	—	(244,798)	—	—
Impairment on other investment	(47,971)	—	—	(2,807)	(9,109)	(1,400)
Interest income	8,376	3,415	775	161	31	5
Interest expenses	—	—	(6,397)	(56,472)	(83,922)	(12,899)
Fair value change on warrants liability	—	—	(7,129)	48,057	12,615	1,939
Gain/(loss) on disposal of equity investee and available-for-sale investment	—	33,154	—	(1,217)	115	18
Foreign exchange (loss)/gain	(1,507)	(3,087)	(7,313)	(13,131)	19,206	2,952
Other income/(expenses), net	10,809	2,124	5,396	3,179	4,670	717

Loss before income tax expense and share of loss in equity method investments	(560,541)	(125,229)	(341,168)	(562,634)	(169,704)	(26,083)
Income tax benefit	—	—	—	6,079	—	—
Recovery of equity investment in excess of cost	—	—	—	—	60,549	9,306
Share of loss in equity investments	(2,376)	(3,713)	(13,014)	(110,535)	(2,938)	(451)

Net loss for the year	(562,917)	(128,942)	(354,182)	(667,090)	(112,093)	(17,228)
Net (loss)/gain attributable to:
Non-controlling interest	(36,655)	(21,443)	(16,656)	(58,584)	3,956	608
Redeemable non-controlling interest	—	(20,877)	(32,698)	(14,724)	2,117	325

The9 Limited	(526,262)	(86,622)	(304,828)	(593,782)	(118,166)	(18,161)
Change in redemption value of redeemable non-controlling interest	—	21,077	79,806	82,890	57,126	8,780

Net loss attributable to holders of ordinary shares	(526,262)	(107,699)	(384,634)	(676,672)	(175,292)	(26,941)

Other comprehensive income/(loss):
Unrealized loss on available-for-sale investment	(16)	—	—	—	—	—
Currency translation adjustments	(689)	(1,204)	5,009	(1,755)	(9,526)	(1,464)

Total comprehensive loss	(563,622)	(130,146)	(349,173)	(668,845)	(121,619)	(18,692)
Comprehensive (loss)/gain attributable to:
Non-controlling interest	(35,084)	(22,995)	(16,913)	(58,584)	13,458	2,068
Redeemable non-controlling interest	—	(20,877)	(32,698)	(14,724)	2,117	326

The9 Limited	(528,538)	(86,274)	(299,562)	(595,537)	(137,194)	(21,086)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Change in redemption value of redeemable non-controlling interest	—	21,077	79,806	82,890	57,126	8,780

Comprehensive loss attributable to holders of ordinary shares	(528,538)	(107,351)	(379,368)	(678,427)	(194,320)	(29,866)

Net loss attributable to holders of ordinary shares per share
Basic	(22.71)	(4.65)	(16.55)	(28.34)	(5.24)	(0.81)
Diluted	(22.71)	(4.65)	(16.55)	(28.34)	(5.24)	(0.81)
Net loss attributable to holders of ordinary shares per ADS(2)
Basic	(22.71)	(4.65)	(16.55)	(28.34)	(5.24)	(0.81)
Diluted	(22.71)	(4.65)	(16.55)	(28.34)	(5.24)	(0.81)

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	156,987	181,482	49,011	38,878	142,624	21,921
Non-current assets	328,617	261,477	460,837	262,854	139,997	21,517
Total assets	546,679	517,331	538,095	350,892	323,109	49,661
Total current liabilities	330,092	296,591	427,966	573,749	819,445	125,946
Total equity	190,133	64,888	(241,076)	(702,054)	(802,351)	(123,319)
Redeemable non-controlling interest	—	131,497	178,605	246,771	306,015	47,034
Total liabilities, redeemable non-controlling interest and equity	546,679	517,331	538,095	350,892	323,109	49,661

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.5063 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”
(2)	Each ADS represents one ordinary share.

Exchange Rate Information

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2017 at US$1.00 to RMB6.5063, which was the noon buying rate in effect as of December 29, 2017. The prevailing rate on April 20, 2018 was US$1.00 to RMB 6.2940. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period end	Average(1)	Low	High
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2940	6.2858	6.3045	6.2655

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of RMB354.2 million, RMB667.1 million and RMB112.1 million (US$17.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively, as we continue to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. In 2015, we recorded a gross loss of RMB21.3 million, reflecting lower revenues generated coupled with the continued incurrence of a relatively fixed portion of our costs, such as overhead, depreciation and rental charges. In 2016, we recorded a gross profit of RMB7.7 million primarily due to a decrease in cost of revenues, which was resulted from a decrease in amortization of intangible assets following an impairment of intangible assets in mid-2016. In 2017, we had a gross profit of RMB49.4 million (US$7.6 million), primarily due to an increase in revenue, which was resulted from recognition of deferred licensing fees, and a decrease in cost of revenues, which was resulted from a decrease in amortization of intangible assets following an impairment of intangible assets in mid-2016. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

In addition, our cash and cash equivalents have significantly and generally decreased since 2009, primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games. Our cash and cash equivalents increased from RMB38.9 million as of December 31, 2016 to RMB142.6 million (US$21.9 million) as of December 31, 2017, primarily due to the settlement payment of US$25.0 million from one of our investee. We recorded negative operating cash flow of RMB175.6 million, RMB181.0 million and RMB86.7 million (US$13.3 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Furthermore, as of December 31, 2015, 2016 and 2017, we recorded net current liabilities of RMB350.7 million, RMB485.7 million and RMB 636.3 million (US$97.8 million), respectively. Our net current liabilities positions as of December 31, 2015, 2016 and 2017 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB3,016.0 million (US$463.5 million) and total current liabilities exceeded total assets by approximately RMB496.3 million (US$76.3 million) as of December 31, 2017. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2017 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games., primarily mobile games. However, we do not have a proven track record of developing such games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently depend on a limited number of games for substantially all of our revenues. In addition, we currently focus on developing a number of proprietary games and obtaining licenses to games to grow our business. We have invested significant time and resources in developing our proprietary online games, including a new mobile game that we are developing based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. In addition, our subsidiary Asian Way Development Limited obtained a right from T3 Entertainment Co., Ltd., or T3 Entertainment, to develop a mobile game based on the intellectual property relating to a game called Audition and has sub-licensed all of its rights and obligations with respect to the development, marketing, distribution and publishing of the game to a third-party entity. However, there is no assurance that we can successfully develop the games we invest in, that we may successfully launch the games as expected on a timely basis, or at all, or if any newly launched games such as CrossFire New Mobile Game would be widely accepted by game players. In particular, the development and operation of a game usually involves significant investments and dedication of time and resources, but the resulting game product may not yield the financial return that we anticipate. Our business strategies may also involve the development and marketing of new products and services for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. In January 2018, we decided to build up our blockchain-related technology capacities and we plan to provide customized services in connection with the development, offshore offering, investment and financing of blockchain-technology-enabled products, such as cryptocurrencies. However, there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be licensing and compliance requirements regarding new lines of business and the regulatory regime governing certain new markets could remain unclear. We may invest significant time and resources to develop new lines of business or new products and services, and the attention of our management may be distracted from our core business. Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalents balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, payment of license fees and royalties, sales and marketing activities, as well as investment or acquisition transactions. We expect to continue to incur product development costs to develop our proprietary online games, primarily mobile games, and license fees and royalties to obtain game licenses from third-party developers. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. To meet our anticipated capital needs, we have engaged and are considering multiple alternatives, including but not limited to additional equity financings, debt financings, launch of new games, other financing transactions, and cost control. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to successfully complete any such transaction or conduct any cost control measure with results favorable to us, or at all. If we are unable to obtain the necessary financing, we may need to license or sell our assets, seek to be acquired by another entity and/or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, in December 2015, we issued and sold senior secured convertible notes, or the Convertible Notes, in an aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days, in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued warrants, or the Warrants, in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. In December 2015, we obtained an entrusted loan of approximately RMB31.6 million from a third party. In 2016, we obtained bank loans of approximately RMB25.0 million (US$3.8 million) which was subsequently fully repaid in 2017. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” In June 2017, we entered into a share purchase agreement with each of Ark Pacific Special Opportunities Fund I, L.P., or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, for the issuance and sale of a total of 25,000,000 ordinary shares, par value of US$0.01, for a total consideration of US$30 million. We have issued 12,500,000 unpaid ordinary shares to AP Fund and 12,500,000 unpaid ordinary shares to Incsight in June 2017, respectively. In February 2018, AP Fund assigned its rights and obligations under the share purchase agreement as a whole as well as 12,500,000 unpaid ordinary shares to a third party, Jupiter Explorer Limited, or Jupiter, and Jupiter assumed all the rights and obligations of AP Fund under the share purchase agreement. Pursuant to the share purchase agreement, these shares will be subject to redemption rights of the subsidiary of AP Fund and Incsight as long as long as the market price of our ADSs fails to reach a floor price. Both transactions are subject to customary closing conditions and have not been completed as of the date of this annual report. The Convertible Notes and the aforesaid loans significantly increased our debt obligations and any conversion or exercise, as applicable, of the Convertible Notes and Warrants by Splendid Days and any issuance of new shares may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance, our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. For example, in June 2016, Asian Development Limited, or Asian Development, our wholly-owned subsidiary, borrowed a loan of HK$92.3 million (US$11.9 million) from a financial services company, which is secured by a pledge of shares of L&A International Holding Limited, or L&A. As Asian Development is currently in default of the loan due to a sharp decline in the share price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan. As of the date of this annual report, we had not received any claims from the lender against Asian Development. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

The Convertible Notes are subject to redemption rights by holders upon a change of control of our company or an event of default, and they contain covenants that may restrict our ability to declare dividends and our operational and financial flexibility.

In December 2015, we completed the issuance and sale of the Convertible Notes. Pursuant to the terms of the Convertible Notes, if we undergo a change of control, holders of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interests thereon, if any. The Convertible Notes define a “change of control” to include: (1) our company’s consolidation with, or merger with or into, any other company, and vice versa; (2) our company disposing of all or substantially all of its assets; (3) the adoption of a plan relating to the liquidation or dissolution of our company; or (4) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holders will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interests thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default of any indebtedness of our company or our principal subsidiaries in the amount exceeding US$500,000, and the delisting of our ADSs from the Nasdaq Global Market. In March 2017, AP Fund has provided us with a waiver agreement waiving its right to declare the Convertible Notes immediately due and payable and request redemption as a result of the default of Asian Development under the HK$92.3 million loan. If there is a change of control of our company and any event of default under the Convertible Notes, and our cash flows and capital resources are insufficient to fund our debt service obligation, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, which could cause a material and adverse impact on our operations and financial results.

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

Certain ordinary shares issued in private placement are subject to redemption rights of our investors. If such investors exercise the redemption rights upon the occurrence of triggering event, our liquidity will be reduced.

In June 2017, we entered into a share purchase agreement with each of AP Fund and Incsight, respectively, pursuant to which we would issue and sell 12,500,000 ordinary shares of the Company, par value of US$0.01, at a per share price of US$1.2 to each of AP Fund and Incsight for an aggregate consideration of US$30 million. AP Fund is controlled by its general partner, Ark Pacific Investment Management Limited, or AP Management. Incsight is controlled and wholly owned by Mr. Jun Zhu, our chairman and executive officer. AP Management and Mr. Jun Zhu have been our major shareholders prior to such transactions. We have issued 12,500,000 unpaid ordinary shares to AP Fund and 12,500,000 unpaid ordinary shares to Incsight in June 2017, respectively. In February 2018, AP Fund assigned its rights and obligations under the share purchase agreement as a whole as well as 12,500,000 unpaid ordinary shares to Jupiter, a third party, and Jupiter assumed all the rights and obligations of AP Fund under the share purchase agreement. Both transactions are subject to customary closing conditions and have not been completed yet.

After the transactions described above complete, we will be subject to certain redemption rights of the investors in accordance with these agreements. Pursuant to these agreements, if (i) the rolling volume weighted average price of our ADS is below US$4.0 per ADS for any given 30 consecutive trading day period within the second year after the closing or (ii) any “Early Redemption Event” occurs within two years after the closing, Jupiter or Incsight may require us to redeem all of the ordinary shares issued under these agreement, at a price payable in cash equal to 120% of the purchase price. “Early Redemption Event” is defined to include, among other things, (1) the delisting or suspension of trading for more than 10 business days of our ADSs, (2) an event of default of any indebtedness of our group company in the amount exceeding US$500,000 that result in the accelerated repayment, our company’s consolidation with, or merger with or into, any other company, and vice versa; (3) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis; (4) material breach of the share purchase agreement or ancillary agreements by us or our Hong Kong subsidiary; and (5) insolvency of us, our Hong Kong subsidiary or other principal subsidiary. If our the market price of ADSs does not meet the floor price or any Early Redemption Event occurs within the specified period of time, we may be required to divert significant amount of cash to perform the redemption obligation, and therefore be forced to reduce or delay the expenditure in business operations or investment. We may also need to obtain additional financing for the payment of redemption price. Occurrence of any of the foregoing may materially and significantly affect our operations and financial results.

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

Our operations are primarily conducted in China and a significant majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal development in China. Although the Chinese economy has grown significantly in the past decade, its growth started to slow down since 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Subsequent to the financial crisis in 2008, there has been considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Any prolonged slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, our customers may reduce, delay or cease discretionary spending on our products and services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. We currently offer and develop online games, primarily mobile games and TV games. A decline in the popularity of the types of games we offer or develop could adversely affect our business and prospects.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.

There are numerous online game operators in China. Given the relatively low entry barriers, an increasing number of companies have entered the online game industry in China and a wider range of online games have been introduced to the Chinese market, and we expect this trend to continue. Our competitors vary in size and include large companies, many of which have significantly greater financial, marketing and game development resources and name recognition than we have, such as Tencent Holdings Limited, NetEase, Inc., Happy-elements Inc., Giant Interactive Group Inc., Changyou.com Limited and Perfect World Co., Ltd. As a result, we may not be able to devote the same degree of resources as our competitors do to designing, developing, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers. Our competitors may introduce new business methods, technologies or gaming platforms from time to time. If these new business methods, technologies or gaming platforms are more attractive to customers than what we offer, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods, technologies or gaming platforms implemented by them. In addition, the increasing competition we experience in the online game industry may also reduce the number of our users or the growth rate of our user base or reduce the game points spending for in-game premiums. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

If we or our joint ventures fail to renew or acquire new online game licenses on favorable terms or at all, our future results of operations and profitability may be materially impacted.

In addition to developing and offering our own proprietary games, we and our joint ventures also seek to offer games licensed from game licensors. Historically, we have operated a number of games licensed from game licensors, most of which already expired or terminated. There is no assurance that we or our joint ventures will be able to acquire new online game licenses or favorable terms or at all, or that we or our joint ventures will be able to renew the game licenses upon their expiration.

We and our joint ventures need to renew existing licenses and may need to obtain new online game licenses, and any failure to do so on favorable terms or at all may materially and adversely affect our business, financial condition and results of operations. Online game developers may not grant or continue to grant licenses to us or our joint ventures due to commercial or other reasons. For example, our exclusive license from Smilegate Entertainment Inc., or Smilegate, to publish and operate CrossFire 2 in China was terminated in 2017 due to the slowdown of massively multiplayer online game market. If we or our joint ventures are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or our joint ventures, resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game developers either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or our joint ventures, or otherwise, our operating results and our business would be harmed. We cannot assure you that online game developers will renew their license agreements with us or our joint ventures, or grant us or our joint ventures a license for any new online games that they will develop or make available to us or our joint ventures expansion packs for existing games. Any failure to obtain or renew online game licenses from online game operators could harm our future results of operations or the growth of our business.

If we are unable to successfully launch and operate CrossFire New Mobile Game in China, our future results of operations may be materially and adversely affected.

We have invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game and we expect to launch this game in 2019. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China. There is no assurance that CrossFire New Mobile Game can be successfully developed, tested and launched, or that once CrossFire New Mobile Game is launched, we will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire New Mobile Game due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire New Mobile Game will attract sufficient users and be commercially successful.

Future acquisitions may have an adverse effect on our ability to manage our business and our results of operations.

Pursuing selective acquisitions was a part of our strategy to expand our business in the past. Although we currently may not have the necessary capital to conduct future acquisitions given the significant net loss and negative operating cash flow we have been experiencing, we may opportunistically acquire or invest in assets, businesses or companies that we believe would be beneficial for our company. Any acquisition or investment that we make may divert the attention of our management away from our ordinary course of business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. In addition, our ability to grow through future acquisitions, investments or organic means will also depend on the availability of suitable acquisitions and investment targets at an acceptable cost as well as our ability to compete effectively to attract these candidates. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in August 2014, we formed a joint venture company, System Link, with Qihoo 360, for publishing and operating Firefall, a MMOFPS, in China. In the same month, System Link licensed Firefall from our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, for a term of five years. In November 2015, our joint venture Oriental Shiny, which is majority-owned by System Link, obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint venture we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. For example, Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. The process of legal proceedings may be lengthy and costly and may divert the attention of our management. If we cannot settle the dispute with Qihoo 360 and cannot obtain a judgment in favor of us, we may incur additional costs or damages and our business, financial condition and results of operations may be adversely affected. In addition, if our relationship with Qihoo 360 continues to deteriorate and we fail to identify an alternative partner with similar resources, we may no longer be able to continue to carry out the business conducted through System Link or its affiliates, and our operating results, business prospect and reputation may be materially and adversely affected. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China. End users can purchase our virtual currencies and prepaid cards through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. A delay or failure by the online game platforms or distributors to successfully market or sell our prepaid cards or products may adversely affect our business and results of operations. We cannot assure you that we will continue to maintain favorable relationships with the online game platforms and distributors, and any failure to do so could materially and adversely affect our business and results of operations could be materially and adversely affected.

We rely on services and licenses from third parties to carry out our businesses, and if there is any negative development in these services or licenses, our end users may cease to use our products and services.

We rely on third parties for certain services and licenses for our business, including game platforms and distributors for the distribution of our games, and other services and licenses for our operations. For example, we rely on third-party licenses for some of the software underlying our technology platform, and on China Telecom’s Internet data centers for hosting our servers. See “Item 4. Information on the Company—B. Business Overview—Pricing, Distribution and Marketing.”

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

Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. The system hardware for our operations is located in several cities in China. We maintain our backup system hardware and operate our back-end infrastructure in Shanghai. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users.

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

Our operating results have experienced fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including the timing of new game launches, the expiration or termination of existing game licenses, and acquisition or disposal of subsidiaries. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market and development and promotional expenses related to the introduction of new products. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.

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

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online game operation services over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, one of our affiliated PRC entities, to hold and maintain the licenses necessary for the operation of our online games in China.

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

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Shanghai IT;

•	confiscating our income or the income of Shanghai IT;

•	discontinuing or restricting the operations of any related party transactions among us and Shanghai IT;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring Shanghai IT or us to restructure our corporate structure or operations; or

•	requiring Shanghai IT or us to discontinue any portion or all of our operations related to online games.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In particular, a draft version of the PRC Foreign Investment Law from the MOFCOM may have a substantial impact on our corporate structure as well as our business operations. See “ —Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” We have historically derived significant revenues from Shanghai IT. For the years ended December 31, 2015, 2016 and 2017, Shanghai IT contributed 74.1%, 60.4% and 25.8%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

We license and operate foreign games and may continue to do so in the near future. In the past, such foreign games mainly included massively multiplayer online role-playing games (MMORPGs) or casual games. With mobile social gaming being one of our new businesses, we also license foreign mobile games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games, including mobile games, will be strategically supported by the PRC government. For example, in July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, network service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and self-owned online games so that such games can take up a leading position in the domestic market and expand into the international market.

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

We have obtained all the necessary approvals from, and have completed the necessary filings with, the Ministry of Culture and GAPP for operations of applicable games. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. From time to time, we also rely on certain third-party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If we or any such third-party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

The principal shareholders of our affiliated PRC entities have potential conflicts of interest with us, which may adversely affect our business.

Zhimin Lin and Wei Ji, two of our employees, are the principal shareholders of Shanghai IT, one of our affiliated entities. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in these affiliated PRC entities. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “ —Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, our affiliated entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate. However, we cannot assure you that Shanghai IT will meet these criteria and continue to be qualified as an HNTE if we apply to the tax authorities in the future.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the EIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer do not satisfy the criteria for entitlement of tax treaty benefits, the withholding agent will withhold tax pursuant to the provisions of PRC tax laws.

In February 2018, the State Administration of Taxation, or SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides detailed guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner”. When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of PRC tax laws. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-PRC shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

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

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and affiliated PRC entities may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the SAT issued, on February 3, 2015, the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. According to SAT Circular 7, where the payer fails to withhold tax in a sufficient amount, the transferor can declare and pay such tax to the tax authority by itself within the statutory time period. Late payment of applicable tax will subject the transferor to default interest.

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which further elaborates the relevant implementation rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

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

On January 8, 2009, our board of directors adopted a shareholder rights plan, which was subsequently amended from time to time. Under the rights plan, as amended, one right was distributed with respect to each of our ordinary shares outstanding at the close of business on January 22, 2009. In the event that, subject to limited exceptions, a person or group obtains beneficial ownership of 15% or more of our voting securities (including by acquisition of our ADSs representing ordinary shares), or enters into an acquisition transaction without the approval of our board of directors, such person or group will become the acquiring person under the plan. As a result, these rights will entitle the holders, other than the acquiring person, to purchase upon the exercise of such right the number of our ordinary shares having a market value of two times the then current purchase price associated with the right. For example, at a purchase price of US$19.50 per right, each right not owned by an acquiring person would entitle its holder to purchase US$39.00 worth of our ordinary shares for US$19.50.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2017. We however were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2017.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with significant PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected.

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

Currently, most of our recurring users are young males, including students. Due to the recent population and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, on December 1, 2016, MOC issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which became effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online gaming industry. We cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

We are exposed to foreign exchange risk arising from various currency exposures. A portion of our financial assets and liabilities, primarily the Convertible Notes, are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Since the change in policy in July 2005, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the RMB appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient RMB policy, which could result in further appreciation of RMB against other major currencies. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces.

A significant portion of our revenues and costs are denominated in RMB, while a portion of our financial assets and liabilities are denominated in U.S. dollars. We rely substantially on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant appreciation of RMB against the U.S. dollar may adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, a significant portion of our revenues are denominated in RMB. Restrictions on currency exchange in China limit our ability to utilize revenues generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE or designated banks is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE or designated banks. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

We conduct our business primarily through our subsidiaries and consolidated affiliated entities incorporated in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with our consolidated affiliated entities in PRC to exercise effective control over these entities. Almost all of the agreements under those contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

There is substantial uncertainty regarding the Draft FIL, including, the content of its final form and the timing of its adoption and implementation. For example, our chairman, chief executive officer and largest shareholder, Mr. Jun Zhu, is a citizen of Singapore, which could be one of the significant factors for purposes of determining whether we are ultimately controlled by persons that are of PRC nationality under the Draft FIL. Moreover, it is uncertain whether the Internet content provision service, online gaming, internet publishing and other internet-based industries, in which our subsidiaries and affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If adopted in its current form, the Draft FIL could have a material and adverse impact on our ability to participate in key sectors of the Chinese economy, including the online game business, as well as the effectiveness or the necessity of our contractual arrangements with our affiliated entities.

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

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5450 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares (MVPHS), minimum market value of listed securities (MVLS) and various additional requirements. On November 30, 2017, we received a written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum bid price per ADS for the Nasdaq Global Market because our bid price for a period of 30 consecutive business days was below US$1.0. On March 19, 2018, we received a written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum MVPHS for the Nasdaq Global Market because our MVPHS for the last 30 consecutive business days was below the minimum requirement of US$15 million. On April 4, 2018, we received a written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum MVLS for the Nasdaq Global Market because the market value of our total outstanding shares for the last 30 consecutive business days was below the minimum requirement of US$50 million. Pursuant to the relevant Nasdaq listing rules, we have a compliance period of 180 calendar days, or until May 29, 2018, September 17, 2018 and October 1, 2018, respectively, to regain compliance with the minimum bid price, minimum MVLS and MVPHS requirements. If we fail to satisfy Nasdaq Global Market’s continued listing requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Global Market, and we may need to transfer the listing or trading of our ADSs to other stock exchange or trading venues.

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

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Splendid Days in three tranches at initial conversion prices of US$2.6, US$5.2 and US$7.8 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued the Warrants in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$1.5, US$2.6, US$5.2 and US$7.8 per ADS, respectively. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” Pursuant to the relevant agreement, we registered the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, which was declared effective by the SEC on June 17, 2016. Upon registration, any ordinary shares that Splendid Days would acquire by conversion of the Convertible Notes or exercise of the Warrants will become freely tradable. In June 2017, we entered into a share purchase agreement with each of Ark Pacific Special Opportunities Fund I, L.P., or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, for the issuance and sale of a total of 25,000,000 ordinary shares, par value of US$0.01, for a total consideration of US$30 million. We have issued 12,500,000 unpaid ordinary shares to AP Fund in June 2017. In February, 2018, AP Fund assigned its rights and obligations under the share purchase agreement as a whole to Jupiter, a third party. Both transactions are subject to customary closing conditions and have not been completed yet.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of our ADSs to vote the underlying shares represented by your ADSs but only if we ask the depositary to request your instruction. Otherwise, you will not be able to exercise your right to vote with respect to the underlying shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to withdraw the underlying shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our amended and restated memorandum and articles of association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. Pursuant to the amended and restated deposit agreement dated November 2010 that we entered into with our depositary, if after complying with the procedures set forth in the deposit agreement, the depositary does not receive voting instructions from the holder of the relevant ADSs on or before the instruction date, the depositary shall vote such underlying shares represented by the relevant ADSs in accordance with the recommendations of our board of directors as advised by our company in writing. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying shares represented by your ADSs are voted and you may have no legal remedy if the underlying shares represented by your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. The depositary may, but is not required to, sell such undistributed rights to third parties in this situation. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

In April 2010, we acquired a controlling interest in Red 5 Studios, Inc., or Red 5, an online game developer based in the United States. In June 2016, we completed a share exchange transaction with L&A International Holding Limited, or L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (HKEx: 8195), and certain other shareholders of Red 5, whereby we exchanged approximately 30.6% equity interest (on a fully-diluted basis) that we owned in Red 5 for a total of 769,481,940 (after a one-to-five stock split) newly issued shares of L&A, which are held by Asian Development, our wholly-owned subsidiary.

In July 2014, we and Qihoo 360 entered into an agreement to form a joint venture in which each party shall own 50% equity interest in the joint venture and share profits based on the respective equity interests in the joint venture. The joint venture, System Link Corporation Limited, or System Link, was formed in August 2014. In August 2014, our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, a wholly-owned subsidiary of Red 5, entered into a license agreement with System Link for publishing and operating Firefall, a MMOFPS game, for a five-year term in China. In April 2016, System Link ceased to operate Firefall in China. We do not consolidate the results of System Link into our results of operations and treat it as an equity investee. Currently, Red 5 and its affiliates are in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.”

In February 2013, we established a new joint venture, namely Zhongxing The9 Network Technology Co., Ltd., or ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate the business of “Fun Box,” a home entertainment set top box. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2017, we held 26.0% equity interest of ZTE9. We do not consolidate the results of ZTE9 into our results of operations and treat it as an equity investee.

In August 2014, Shanghai IT sold 100% equity interest in Huopu Cloud Computing Terminal Technology Co., Ltd., or Huopu Cloud, to Shanghai Zhengwu Investment Center (Limited Partnership), a third party, for a total consideration of RMB200 million in cash. Huopu Cloud developed and held a web game QiJiGuiLai.

In August 2015, Globe Wealthy Link Limited, or Globe Wealthy, a wholly-owned subsidiary of System Link, entered into an agreement with Smilegate Entertainment Inc., or Smilegate, a Korean game developer, to form a joint venture. The joint venture, Oriental Shiny Star Limited, or Oriental Shiny, was formed in August 2015. Smilegate shall hold nominal shares in Oriental Shiny upon the incorporation of Oriental Shiny. In November 2015, Oriental Shiny entered into a license agreement with Smilegate for publishing and operating CrossFire 2 in China on an exclusive basis for an initial term of three years, which has been terminated in 2017. We do not consolidate the results of Oriental Shiny into our results of operations and treat it as an equity investee.

In November 2015, we disposed of 58% equity interest in Shanghai Jiucheng Advertisement Co., Ltd., or Shanghai Jiucheng Advertisement, which operates a mobile advertising platform and was wholly owned by Shanghai IT prior to such disposal. We account for Shanghai Jiucheng Advertisement as an equity investment after such disposal.

In April 2016, Shanghai The9 Education Technology Co., Ltd., or The9 Education, one of our consolidated affiliated entities, listed its shares on the National Equities Exchange and Quotations, commonly known as the New Third Board, an emerging over-the-counter market in China. In August 2017, Shanghai IT entered into a transaction with Beijing Yingke Artwork Co., Ltd., or Beijing Yingke, and certain other parties, pursuant to which Beijing Yingke will acquire all of the equity interest in The9 Education for an aggregate consideration of RMB12.0 million and Shanghai IT will assume the assets and liabilities of The9 Education after the completion of the transactions. Prior to the transaction, Shanghai IT and an unrelated third party held 70% and 30% of equity interest in The9 Education, respectively. Moreover, The9 Education issued certain new shares to Beijing Yingke in November 2017. As of the date of this prospectus, the transaction was not completed, and Shanghai IT received partial consideration of RMB6.8 million and owned 8.75% equity interest in The9 Education.

In July 2017, we completed a share exchange transaction with a Korean company IE Limited, or IE, whereby we exchanged approximately 12,500,000 ordinary shares newly issued by us at a per share price of US$1.2 for approximately 14.6% equity interest of Smartposting Co., Ltd., a wholly-owned subsidiary of IE, held by IE. We do not consolidate the results of Smartposting Co., Ltd. into our results of operations and treat it as an equity investee.

In January 2018, we completed a share exchange transaction with Red Ace Limited, or Red Ace, a BVI company, whereby we exchanged approximately 3,571,429 ordinary shares newly issued by us for approximately 29.0% equity interest of Maxline Holdings Limited, a Hong Kong company engaged in the provision of information technology infrastructure solutions, website and mobile app design, held by Red Ace. We do not consolidate the results of Maxline Holdings Limited into our results of operations and treat it as an equity investee.

On April 24, 2018, we, through The Bank of New York Mellon, announced a ratio change on the ADSs from one ADS representing one ordinary share to a new ratio of one ADS representing three ordinary shares, which we anticipate to be effective on May 9, 2018.

On January 20, 2017, we received a written notification from the Nasdaq Stock Market, Inc. indicating that we no longer met the continued listing requirement of minimum market value of listed securities (MVLS) for the Nasdaq Global Market because the market value of our total outstanding shares for the last 30 consecutive business days was below the minimum requirement of US$50 million. On February 22, 2017, we received a second written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum market value of publicly held shares (MVPHS) for the Nasdaq Global Market because our MVPHS for the last 30 consecutive business days was below the minimum requirement of US$15 million. On July 3, 2017, we received two notification letters from Nasdaq stating that we have regained compliance with the requirement of minimum MVLS and MVPHS. On November 30, 2017, we received a written notification from Nasdaq indicating that we no longer met the continued listing requirement of minimum bid price per ADS. On December 27, 2017, we received another written notification from Nasdaq indicating that we no long met the continued listing requirement of minimum MVPHS. On January 29, 2018, we received a notification letter from Nasdaq stating that we have regained compliance with the requirement of minimum MVPHS. On March 19, 2018, we received a written notification from the Nasdaq Stock Market indicating that we no longer met the continued listing requirement of minimum MVPHS. On April 4, 2018, we received another written notification from the Nasdaq Stock Market indicating that we no longer met the continued listing requirement of minimum MVLS. As of the date of this annual report, the matters regarding the minimum bid price, minimum MVPHS and minimum MVLS have not been closed yet. For further discussion about Nasdaq rules deficiency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—Our ADSs may be delisted from the Nasdaq Global Market as a result of our not meeting the Nasdaq Global Market continued listing requirements.”

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

We primarily operate and develop proprietary and licensed online games. We are developing several proprietary mobile games, including CrossFire New Mobile Game and Knight Forever.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs.

In 2018, we started to step into the blockchain-related service market. We plan to provide services related to the development, offshore offering, investing and financing of blockchain-technology-enabled products.

Products and Services

Online Games

We operate and develop proprietary or licensed online games, primarily mobile games, and TV games.

As of the date of this annual report, we or our joint ventures own or have licenses to operate or develop the following online games in China and other countries:

Game	Developer/ Licensor	Description	Status

Knight Forever	The9	Mobile game	Under development by The9

CrossFire New Mobile Game	The9 / Smilegate	Mobile game	Under development by The9

Q Jiang San Guo	The9	Mobile game	Under development by The9

Audition	Asian Way Development Limited / T3 Entertainment	Mobile game	Under development by Asian Way Development Limited

Song of Knights	The9	Mobile game	Commercialized in Korea, Taiwan and Thailand

•	Knight Forever. is our proprietary mobile game that we have been developing since 2017. We plan to start the online test before mid-2018.

•	CrossFire New Mobile Game. In January 2016, we obtained a right from Smilegate to develop a mobile game based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. The development of the game is financed with funding through Inner Mongolia Culture Assets and Equity Exchange. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China.

•	Q Jiang San Guo. Q Jiang San Guo is our proprietary mobile game that we have been developing since 2017. We plan to start the online test before mid-2018.

•	Audition. Asian Way Development Limited obtained a right from T3 Entertainment to develop a mobile game based on the intellectual property relating to a game called Audition and has sublicensed all of its rights and obligations with respect to the development, marketing, distribution and publishing of the game to a third-party company.

•	Song of Knights. Developed in 2014, Song of Knights is a proprietary mobile game. We have licensed Song of Knights to different game operators for distribution in Korea, Taiwan and Thailand.

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

Blockchain-Related Services

In January 2018, The9 Singapore Pte. Ltd, our wholly-owned subsidiary in Singapore, reached a partnership agreement with Gingkoo Technology Company Limited, or Gingkoo Technology, to provide blockchain related services. We plan to provide the services related to the development, offshore offering, investment and financing of blockchain-technology-enabled products, such as cryptocurrencies, to global enterprises, while Gingkoo Technology will provide technical support for us to build up the block-chain technology capacities.

We also intend to explore other applications and business opportunities of blockchain technology. In February 2018, The9 Singapore Pte. Ltd entered into a partnership agreement with C&I Singapore Renewable and Innovative Tech Pts. Ltd., or C&I, a joint venture established by Comtec Solar Systems Group Limited (SEHK: 00712) and ISDN Holdings Limited (SEHK: 01656 and SGX:I07). Pursuant to this agreement, we will provide C&I with related blockchain technology with respect to the trading and distribution of solar energy. We are also contemplating to explore further cooperation to create a decentralized platform for the trading and distribution of solar generated energy with other solar energy companies and consumers.

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

Distribution. We primarily rely on game platforms and distributors to distribute, promote, market and sell our games in China. End users can purchase our virtual currencies through such game platforms and distributors. A substantial portion of our sales are carried out via such game platforms and distributors. We do not have long-term agreements with any online game platforms or distributors. In addition, we also directly sell game points through our game players’ online accounts.

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

Game Development and Licensing

We believe that the online game industry in China will continue its pattern of developing increasingly sophisticated online games tailored to the local market. In order to remain competitive, we focus on continuing to develop new proprietary online games, primarily mobile games. Our product development team is responsible for game design, technical development and art design. We also plan to further enhance our game development capability and diversify our game portfolio and pipeline.

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

Technology

We aim to build a reliable and secure technology infrastructure to fully support our operations, and we maintain separate technology networks for each of our games. Our current technology infrastructure consists of the following:

•	servers and network devices located in two Internet data centers in China as of December 31, 2017;

•	proprietary software, including game monitor tools, that are integrated with our websites and customer service center operations; and

•	hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

We have a network operation team responsible for the stability and security of our network. The team monitors our server and works to detect, record, analyze and solve problems that arise from out network. In addition, we frequently upgrade our game server software to ensure the stability of our operations and to reduce the risks of hacking.

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Holdings Limited (which operates CrossFire, League of Legends and Dungeon & Fighter), NetEase, Inc. (which operates Onmyoji, Knives Out), Happy-elements Inc. (which operates Anipop).

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

In the online game industry in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the Ministry of Culture, GAPPRFT and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000), as amended in 2014 and 2016;

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008;

•	The Administrative Measures for Telecommunications Business Operating License (2017);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;

•	Administrative Measures on Network Publication (2016);

•	The Tentative Measures for Administration of Online Games (2010), as amended in 2017; and

•	The Foreign Investment Industrial Guidance Catalogue (2017).

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

With respect to the online gaming industry in China, since online games fall into the definition of “Internet culture products” under The Tentative Measures for Administration of Internet Culture (2017), a commercial operator of online games must, in addition to obtaining the ICP License, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. Furthermore, according to The Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an Internet publication activity. Therefore, approval from the appropriate press and publication administrative authorities as an Internet publisher or cooperation with a licensed Internet publisher is required for an online game operator to carry on its online gaming businesses in China. In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016 and replaced the Tentative Administrative Measures on Internet Publication. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Furthermore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by or a filing with the Ministry of Culture and GAPPRFT prior to commencement of operations in China.

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

On December 1, 2016, MOC issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which became effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, MOC further clarified the scope of online game operations. Online game operations shall include technical testing of online games by means of, for example, making the online games available for user registration, opening the fee-charging system of the online games, and providing client-end software with direct server registration and login functions. In addition, enterprises that engage in providing user systems, fee-charging systems, program downloading, publicity and promotion and other services for online game products of other operating enterprises and that share revenue from online game operations shall be deemed as engaging in joint operations, and shall be subject to relevant obligations. In addition, this circular sets the regulatory standard for distributing virtual items, as follows:

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

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE or designated banks is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE or designated banks for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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

On April 26, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting Trade and Investment Facility and Improving the Examination and Verification of the Authenticity, pursuant to which when handling the remittance of profits exceeding the equivalent of US$50,000 abroad for a domestic institution, a bank should examine the authenticity of the transaction by reviewing related corporate approvals, tax filing record and other materials.

On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Wholly Foreign Invested Enterprise Law (1986), as amended in 2000 and 2016; and

•	Administrative Rules under the Wholly Foreign Invested Enterprise Law (1990), as amended in 2001 and 2014.

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

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material affiliated entities as of the date of this annual report:

D.     Property, Plants and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third-parties. Our office building has been mortgaged to secure the Convertible Notes in the aggregate principal amount of US$40,050,000 issued and sold to Splendid Days and an entrusted loan of approximately RMB31.6 million that we obtained from a third party in December 2015. In addition, we have subsidiaries located in the United States, Singapore and South Korea and small branch offices in Beijing, Nanjing, Wuhan, Xi’an, Chengdu and Shenyang, China. Our equipment consists substantially of numerous servers and network devices located in two Internet data centers in China.

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

Revenue Composition and Sources of Revenue. In 2015, 2016 and 2017, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue:
Online game services	40,504	86.9	48,566	86.3	71,564	10,999	97.8
Other revenues	6,106	13.1	7,720	13.7	1,644	253	2.2

Total revenues	46,610	100.0	56,286	100.0	73,208	11,252	100.0

Online Game Services. In 2015, 2016 and 2017, revenues from our online game services amounted to RMB40.5 million, RMB48.6 million and RMB71.6 million (US$11.0 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Other Revenues. Other revenues mainly included revenues from mobile app training services and, starting in 2016, revenues from the provision of game development and technical services to customers.

Cost of Revenue. Our cost of revenue consists of costs directly attributable to rendering our services, including online game royalties, payroll, sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software, intangible assets amortization and other overhead expenses directly attributable to the services we provide.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment on intangible assets and impairment on goodwill.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB135.0 million, RMB78.0 million and RMB45.1 million (US$6.9 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Most of our proprietary online games have entered into their final stages of development and we have the ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB31.7 million, RMB21.3 million and RMB9.1 million (US$1.4 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services and equity transactions. General and administration expenses amounted to RMB131.8 million, RMB129.0 million and RMB108.8 million (US$16.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively. General and administrative expenses continued to decrease from 2016 to 2017, which reflects our cost cutting efforts.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million for the year ended December 31, 2016. We did not have such impairment charges for the years ended December 31, 2015 and 2017.

Impairment Loss on Goodwill. We had no impairment charges of goodwill for the year ended December 31, 2017. We had impairment charges on goodwill of RMB10.6 million for the year ended December 31, 2016, which represented the impairment of goodwill in connection with our acquisition of Red 5 in 2010. In 2016, due to the weaker-than-expected operating performance of Red 5, we concluded that the goodwill was fully impaired. We did not have such impairment charges for the years ended December 31, 2015.

Other Operating Income (Expenses). We had operating income of RMB0.3 million (US$0.05 million) for the year ended December 31, 2017, including office rental fee of RMB0.4 million. We had operating income of RMB3.6 million for the year ended December 31, 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million, which were partially offset by the disposal of property, equipment and software of RMB0.6 million. We had operating expenses of RMB1.6 million for the year ended December 31, 2015, representing a loss on disposal of property, equipment and software.

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

Income and Sales Taxes

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and revised on February 24, 2017, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Our subsidiaries and affiliated entities in the PRC that hold a HNTE qualification are entitled to enjoy a 15% preferential EIT rate.

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

In February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner.” When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, pursuant to which non-resident taxpayers which satisfy the criteria to be entitled to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of PRC tax laws. We cannot assure you that any dividends to be distributed by us or by our subsidiaries to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, The9 Computer, C9I Shanghai, Shanghai Fire Wing and The9 Education as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 35% and state income tax at a rate of 8.84%, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue Recognition

Online Game Services

We earn revenue from provision of online game operation services to players on our game servers and third- party platform and overseas licensing of the online game to other operators. We recognize revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured. We will adopt the new guidance using the modified retrospective transition approach method, reflecting the cumulative effect of initially applying the new standard to revenue recognition in 2018. We are in the process of completing the process for all revenue streams to evaluate the impact of the new standard on revenue contracts. While we continues to assess all potential impacts effects from the updates new guidance, we currently believes the most significant potential impact relates to the accounting is for licensing agreements and sales-based royalty agreements.

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

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which ranges from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, we consider the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. We continually monitor the operational statistics and usage patterns, and adjust its estimates accordingly.

Online game services over third-party platform

Certain social games, TV games, certain web games and certain MMOGS, have adopted the virtual item / service consumption model, and are launched on the third-party game platforms and telecom carriers. Revenue from social and web games operated through third-party game platforms are recognized upon consumption of the in-game premium features with the amount net of remittance to the third-party game platforms as we do not set the pricing of the in-game currency of the third-party game platforms.

Revenue from TV games operated through telecom carriers and certain MMOGS operated on the third-party game platforms are recognized upon consumption of the in-game premium features based on the gross amount paid, as we are the primary obligor of the games operation. The remittance to the telecom carrier and third-party game platforms is recognized as costs of revenue when incurred.

Licensing revenue

We license our proprietary online games to other game operators and receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized over the license period upon the commercialization of the game in the market. Royalty income is recognized when earned, provided that collectability is reasonably assured.

Other Revenues

Other revenues mainly include those generated from providing technical training to college students on mobile application programming. These revenues are recognized when delivery of the service has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2015, 2016 and 2017, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the years ended December 31, 2015, 2016 and 2017, we did not have any material interest and penalties associated with tax positions.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our business acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In September 2011, the Financial Accounting Standards Board, or FASB, issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We have adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we complete a two-step goodwill impairment test in December of each year. The first step is to compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. After completing our annual impairment reviews during the fourth quarter of 2015, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. We concluded that goodwill was not impaired as of December 31, 2015. In 2016, due to the weaker-than-expected operating performance of Red 5, we concluded that goodwill was fully impaired as of December 31, 2016. There was no goodwill as of December 31, 2017.

Share-Based Compensation

Under the 2004 Stock Option Plan, or the Option Plan, we granted options to purchase a total of 355,000 and 10,110,000 ordinary shares of our company to our employees and directors in 2013 and 2015, respectively. We did not grant any options under the Option Plan in 2014. We granted options to purchase a total of 6,000,000 and nil ordinary shares of our company to a director and a consultant in 2016 and 2017, respectively.

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

Share-based compensation expenses of RMB34.0 million, RMB28.1 million and RMB38.0 million (US$5.8 million) were recognized for the years ended December 31, 2015, 2016 and 2017, respectively, for options and warrants granted to our company’s and its subsidiaries’ employees and directors, including incremental compensation cost due to the modification of option exercise price in April 2013 and November 2015 and compensation cost due to the acceleration vesting and exercise of options in June 2017.

Impairment Loss of Equity Investment

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of equity investment are higher than related fair value and that this decline is other-than-temporary, the carrying value of the equity investment is adjusted downward to reflect these declines in value. Impairment loss relating to investment in an equity investee of nil, RMB2.8 million and nil was recognized in 2015, 2016 and 2017, respectively.

Impairment on Long-lived Assets and Allowance on Long-term Receivable

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB8.4 million, RMB68.0 million and nil were recognized in 2015, 2016 and 2017, respectively. We determine the allowances on long-term receivables when facts and circumstances indicate that the long-term receivable is unlikely to be collected.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.1 million) as of December 31, 2017.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	40,504,363	48,565,620	71,564,023	10,999,189
Other revenues	6,105,523	7,719,902	1,644,143	252,700
Sales taxes	(198,555)	(86,236)	(59,610)	(9,162)

Net revenues	46,411,331	56,199,286	73,148,556	11,242,727
Cost of revenue	(67,743,995)	(48,518,779)	(23,782,054)	(3,655,235)

Gross (loss)/profit	(21,332,664)	7,680,507	49,366,502	7,587,492

Operating (expenses)/income:
Product development	(135,042,829)	(77,991,408)	(45,112,396)	(6,933,648)
Sales and marketing	(31,692,522)	(21,286,647)	(9,089,969)	(1,397,103)
General and administrative	(131,768,503)	(129,047,846)	(108,824,680)	(16,726,047)
Provision for long-term receivable and prepayment	(8,439,580)	—	—	—
Impairment on intangible assets	—	(68,003,805)	—	—
Impairment loss on goodwill	—	(10,561,857)	—	—
Gain on disposal of subsidiaries	3,339,394	—	—	—

Total operating expenses	(303,604,040)	(306,891,563)	(163,027,045)	(25,056,798)
Other operating (expenses)/income	(1,563,518)	3,604,749	349,954	53,787

Loss from operations	(326,500,222)	(295,606,307)	(113,310,589)	(17,415,519)
Impairment on available-for-sale investment	—	(244,798,058)	—	—

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Impairment on other investment	—	(2,806,439)	(9,109,312)	(1,400,076)
Interest income	775,152	161,144	30,525	4,692
Interest expenses	(6,397,192)	(56,471,609)	(83,922,200)	(12,898,605)
Fair value change on warrants	(7,129,161)	48,057,204	12,615,466	1,938,962
Gain/(loss) on disposal of equity investee and available-for-sale investment	—	(1,217,405)	115,349	17,729
Foreign exchange (loss)/gain	(7,313,303)	(13,131,779)	19,206,747	2,952,023
Other income, net	5,396,548	3,179,508	4,669,587	717,702

Loss before income tax expense and share of loss in equity method investments	(341,168,178)	(562,633,741)	(169,704,427)	(26,083,092)
Income tax benefit	—	6,079,282	—	—
Recovery of equity investment in excess of cost	—	—	60,548,651	9,306,157
Share of loss in equity investments	(13,013,791)	(110,535,486)	(2,937,131)	(451,429)

Net loss for the year	(354,181,969)	(667,089,945)	(112,092,907)	(17,228,364)
Net (loss)/gain attributable to non-controlling interest	(16,655,902)	(58,584,204)	3,955,640	607,971
Net (loss)/gain attributable to redeemable non-controlling interest	(32,697,713)	(14,724,152)	2,117,303	325,424

Net loss attributable to The9 Limited	(304,828,354)	(593,781,589)	(118,165,850)	(18,161,759)
Accretion on redeemable non-controlling interest	79,805,706	82,890,188	(57,126,233)	(8,780,141)

Net loss attributable to holders of ordinary shares	(384,634,060)	(676,671,777)	(175,292,083)	(26,941,900)

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.5063 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

Year 2017 Compared to Year 2016

Revenues. Our revenues increased by 30.1%, from RMB56.3 million in 2016 to RMB73.2 million (US$11.3 million) in 2017, primarily due to the increase in revenues from the recognition of remaining unamortized Firefall licensing fees from System Link..

Online Game Services. Our revenues from our online game services increased by 47.4%, from RMB48.6 million in 2016 to RMB71.6 million (US$11.6 million) in 2017. The increase was primarily due to an increase in revenues from the recognition of remaining unamortized Firefall licensing fees from System Link of RMB33.4 million (US$5.1 million) in 2017. Such increase was partially offset by the decrease in revenues due to the cease of operations of Firefall in the United States and Europe and Song of Knights in China in July 2017.

Our revenues from TV games decreased from RMB24.0 million in 2016 to RMB17.2 million (US$2.6 million) in 2017. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

Other Revenues. Revenues generated from other products and services decreased by 78.7% from RMB7.7 million in 2016 to RMB1.6 million (US$0.3 million) in 2017, primarily due to a decrease in our revenues from providing technical training to college students on mobile application programming.

Cost of Revenue. Cost of revenue decreased by 51.0% from RMB48.5 million in 2016 to RMB23.8 million (US$3.7 million) in 2017, primarily due to a decrease in amortization of intangible assets following an impairment of intangible assets and a decrease in IPTV cost in 2017.

Operating Expenses. Operating expenses decreased by 46.9% from RMB306.9 million in 2016 to RMB163.0 million (US$25.1 million) in 2017.

Product Development Expenses. Product development expenses decreased by 42.2% from RMB78.0 million in 2016 to RMB45.1 million (US$6.9 million) in 2017. The decrease was primarily due to a decrease in staff cost relating to research and a decrease in depreciation expenses of fixed assets and rental fees of Red 5 as Red 5 ceased the operation of Firefall in 2017 and had no business operations since then.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 57.3% from RMB21.3 million in 2016 to RMB9.1 million (US$1.4 million) in 2017. The decrease in sales and marketing expenses was primarily due to a decrease in expenses incurred for Firefall.

General and Administrative Expenses. General and administrative expenses decreased by 15.7% from RMB129.0 million in 2016 to RMB108.8 million (US$16.7 million) in 2017.The decrease was primary due to a decrease in payroll-related expenses under our cost control measures and a decrease in agency fees and related charges for the pledge of L&A shares.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million and nil for the year ended December 31, 2016 and 2017, respectively.

Impairment Loss on Goodwill. We recorded impairment of goodwill of RMB10.6 million and nil for the year ended December 31, 2016 and 2017, respectively.

Other Operating (Expenses) Income. We had an operating income of RMB0.3 million (US$0.05 million) in 2017, including primarily office rental fee. We had an operating income of RMB3.6 million in 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million, which were partially offset by the disposal of property, equipment and software of RMB0.6 million.

Impairment on Available-for-sale Investment. We did not record impairment on available-for-sale investments in 2017. We recorded an impairment on available-for-sale investment of RMB244.8 million in 2016, primarily due to a decrease in the share price of L&A, which we classify as available-for-sale investment.

Impairment on Other Investment. We recorded an impairment of other investment amounting to RMB9.1 million (US$1.4 million) in 2017, primarily due to the decrease in the market value of our investment in Smartposting and Beijing Ti Knight. We recognized the impairment of RMB5.1 million (US$0.8 million) and RMB4.0 million (US$0.6 million) for Smartposting and Beijing Ti Knight, respectively, in 2017. We recorded an impairment of other investment amounting of RMB2.8 million in 2016, primarily due to a decrease in the market value of our investment in Tandem Fund II, L.P., or the Tandem Fund.

Interest Income. Interest income decreased from RMB0.2 million in 2016 to RMB0.03 million (US$0.01 million) in 2017, primarily due to a decrease in our bank cash deposits during 2017.

Interest Expenses. Interest expenses increased from RMB56.5 million in 2016 to RMB83.9 million (US$12.9 million) in 2017, primarily due to the increase in accrued interest expenses on the Convertible Notes.

Fair Value of Change on Warrants. We had a fair value of change on convertible bonds and warrants of RMB12.6 million (US$1.9 million) in 2017, primarily due to a decrease in our share price as of December 31, 2017 compared to December 31, 2016.

Gain (loss) on disposal of equity investee and available-for-sale investment. We have disposed partial shareholding in L&A and recorded a gain on disposal of equity investee and available-for-sale investment of RMB0.1 million (US$0.02 million) in 2017. We recorded a loss on disposal of equity investee and available for sale investment of RMB1.2 million in November 2016 in connection with the disposal of all of our equity interest in Crowdstar Inc., our equity investee, to a third-party investor.

Foreign exchange gain (loss). We recorded foreign exchange gain of RMB19.2 million (US$3.0 million) in 2017, as compared to foreign exchange loss of RMB13.1 million in 2016, primarily due to the depreciation of U.S. dollars against Renminbi in 2017.

Other Income (Expenses), Net. We recorded other net income of RMB4.7 million (US$0.7 million) in 2017, as compared to other net expenses of RMB3.2 million in 2016, primarily due to the government subsidies received in 2017.

Recovery of equity investment in excess of cost. We recorded recovery of equity investment in excess of cost of RMB60.5 million (US$9.3 million) in 2017, primarily related to the settlement payment of US$25.0 million received due to the termination of the CrossFire 2 license agreement related to and the joint venture agreement entered into by and between Oriental Shiny and Smilegate. Oriental Shiny and Smilegate agreed to terminate the CrossFire 2 license agreement in October 2017, and a settlement agreement was entered into by and among Qihoo 360, Smilegate and us. Pursuant to the settlement agreement, the joint venture agreement between Oriental Shiny and Smilegate would be terminated subsequent to the settlement payments of an aggregate amount of US$50.0 million by Smilegate. Smilegate later made settlement payments of US$25.0 million to Qihoo 360 and us, respectively. During 2017, we offset our share of losses in System Link for 2017 against the compensation of US$25.0 million from Smilegate and reduced our investment in System Link to nil. The remaining portion of the compensation, i.e. RMB60.5 million (US$9.3 million), was recorded as a gain as we have no further funding obligation to System Link or Oriental Shiny.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares decreased from RMB676.7 million in 2016 to RMB175.3 million (US$26.9 million) in 2017.

Year 2016 Compared to Year 2015

Revenues. Our revenues increased by 20.8%, from RMB46.6 million in 2015 to RMB56.3 million in 2016, primarily due to an increase in revenues from our online game services.

Online Game Services. Our revenues from our online game services increased by 20.0%, from RMB40.5 million in 2015 to RMB48.6 million in 2016. The increase was primarily due to an increase in revenues from Firefall amounting to RMB5.7 million and an increase in revenues from Song of Knights amounting to RMB5.0 million. Such increase was primarily due to the increase of our average quarterly paying user from 10,364 in 2015 to 11,049 in 2016.

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

Our revenues from TV games increased from RMB22.8 million in 2015 to RMB24.0 million in 2016. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

Other Revenues. Revenues generated from other products and services increased by 26.4% from RMB6.1 million in 2015 to RMB7.7 million in 2016, primarily due to revenues from the provision of game development and technical services to third parties in 2016, which amounted to RMB1.2 million in 2016.

Cost of Revenue. Cost of revenue decreased by 28.4% from RMB67.7 million in 2015 to RMB48.5 million in 2016, primarily due to a decrease in amortization of intangible assets following an impairment of intangible assets in 2016.

Operating Expenses. Operating expenses increased slightly by 1.1% from RMB303.6 million in 2015 to RMB306.9 million in 2016.

Product Development Expenses. Product development expenses decreased by 42.3% from RMB135.0 million in 2015 to RMB78.0 million in 2016. The decrease was primarily due to a decrease in staff cost relating to research and development personnel and a decrease in the development outsourcing expenses relating to Firefall due to a reduced volume of outsourced development works.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 32.8% from RMB31.7 million in 2015 to RMB21.3 million in 2016. The decrease in sales and marketing expenses was primarily due to decreased expenses incurred for Firefall in North America and Europe in 2016.

General and Administrative Expenses. General and administrative expenses decreased slightly by 2.1% from RMB131.8 million in 2015 to RMB129.0 million in 2016.

Provision (Reversal of Provision) for Allowance for Long-term Receivables and Prepayments. We had an allowance of other receivable of RMB8.4 million in 2015. We did not have such allowance in 2016.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million for the year ended December 31, 2016. We did not have such impairment charges in 2015.

Impairment Loss on Goodwill. We recorded impairment of goodwill of RMB10.6 million in 2016, compared to nil in 2015.

Gain/loss on Disposal of Subsidiaries. We recorded a gain on disposal of a subsidiary of RMB3.3 million in October 2015 in connection with the disposal of 58% equity interest in Shanghai Jiucheng Advertisement, which operates a mobile advertising platform. We did not have any gain or loss on disposal of subsidiaries in 2016.

Other Operating Income (Expenses). We had an operating income of RMB3.6 million in 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million, which were partially offset by the disposal of property, equipment and software of RMB0.6 million. We had operating expenses of RMB1.6 million in 2015, which represented a loss on disposal of property, equipment and software.

Impairment on Available-for-sale Investment. We recorded an impairment on available-for-sale investment of RMB244.8 million in 2016, primarily due to a decrease in the share price of L&A, which we classify as available-for-sale investment. There was no such impairment in 2015.

Impairment on Other Investment. We recorded an impairment of other investment amounting of RMB2.8 million in 2016, primarily due to a decrease in the market value of our investment in Tandem Fund II, L.P., or the Tandem Fund. There was no such impairment in 2015.

Interest Income. Interest income decreased to RMB0.2 million in 2016 from RMB0.8 million in 2015, primarily due to a decrease in our bank cash deposits during the year of 2016.

Interest Expenses. Interest expenses increased to RMB56.5 million in 2016 from RMB6.4 million in 2015, primarily due to accrued interest expenses of RMB50.4 million on the Convertible Notes and loan interest expenses of RMB5.3 million.

Fair Value of Change on Convertible Bonds and Warrants. We had a fair value of change on convertible bonds and warrants of RMB48.1 million in 2016, primarily due to a decrease in our share price as of December 31, 2016 compared to December 31, 2015.

Other Income (Expenses), Net. Other expenses increased from RMB1.9 million in 2015 to RMB10.0 million in 2016, which mainly reflected an increase in exchange loss.

Loss on Disposal of Equity Investee and Available-for-Sale Investment. We recorded a loss on disposal of equity investee and available-for-sale investment of RMB1.2 million in November 2016 in connection with the disposal of all of our equity interest in Crowdstar Inc., our equity investee, to a third-party investor.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares increased to RMB676.7million in 2016 from RMB384.6 million in 2015.

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

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE or designated banks. Approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2017, such restricted portion was RMB28.9 million (US$4.4 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2015, 2016 and 2017, as reflected on our statutory accounts, including registered capital and statutory reserves, were approximately RMB97.9 million, RMB76.1 million and RMB52.0 million (US$8.0 million) higher than the amounts determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2015, 2016 and 2017, we had RMB49.0 million, RMB38.9 million and RMB142.6 million (US$21.9 million), respectively, in cash and cash equivalents. The increase in cash and cash equivalents from 2016 to 2017 was primarily because we received US$25.0 million settlement payment from one of our investee in 2017. The decrease in cash and cash equivalents from 2015 to 2016 was primarily due to cash outflows to operating activities for product development and sales and marketing, offset by net proceeds from the a loan provided by a financial services company, a bank loan provided by Bank of Shanghai, loans from related parties and fund-raising on Inner Mongolia Culture Assets and Equity Exchange.

We have an accumulated deficit of approximately RMB3,016.0 million (US$463.5 million) and total current liabilities exceeded total assets by approximately RMB496.3 million (US$76.3 million) as of December 31, 2017. We also had a net loss of approximately RMB 112.1 million (US$17.2 million) for the year ended December 31, 2017, and have not generated significant revenues or positive cash flows from operations since 2009. We expect to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve revenue growth. To meet our capital needs, we have engaged and are considering multiple alternatives, including but not limited to debt financings, other financing transactions, launch new games and cost control, as discussed below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Additional External Debt Financing

In March 2016, we obtained a one-year credit facility for a principal of RMB50.0 million (US$7.7 million). RMB25.0 million (US$3.8 million) under this credit facility was drawn down in 2016 and has been fully repaid as of December 31, 2017.

In June 2016, our subsidiary Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. As Asian Development is currently in default on the loan due to a sharp decline in the stock price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan. As of the date of this report, the lender has not made any claim against Asian Development.

In December 2015, we borrowed an entrusted loan of approximately RMB31.6 million from a third party, at an interest rate of 12% per year, for an initial term of three years, subject to an extension for two years. The loan is secured by a mortgage over our office building in Shanghai which we currently use as our principal executive offices. As of December 31, 2017, all of the entrusted loan remained outstanding.

Equity Financing

In June 2017, we entered into a share purchase agreement with each of Ark Pacific Special Opportunities Fund I, L.P., or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, for the issuance and sale of a total of 25,000,000 ordinary shares, par value of US$0.01, for a total consideration of US$30 million. We have issued 12,500,000 unpaid ordinary shares to AP Fund and 12,500,000 unpaid ordinary shares to Incsight in June 2017, respectively. In February 2018, AP Fund assigned its rights and obligations under the share purchase agreement as a whole as well as 12,500,000 unpaid ordinary shares to a third party, Jupiter Explorer Limited, or Jupiter, and Jupiter assumed all the rights and obligations of AP Fund under the share purchase agreement.

Other External Financing

We are financing the development of the CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2017, we had raised RMB57.5 million (US$8.8 million), and we aim at raising an additional RMB100.0 million (US$15.4 million) until the game is launched. Under this fund-raising arrangement, we are required to share certain percentages of the revenues generated from the CrossFire New Mobile Game with the investors that provided funding to us.

Launch of New Games

We plan to launch our proprietary mobile online games, including the CrossFire New Mobile Game. Audition, Knight Forever and Q Jiang San Guo.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$(1)
	(in thousands)
Net cash used in operating activities	(175,587)	(180,986)	(86,652)	(13,318)
Net cash (used in)/provided by investing activities	(208,996)	(10,395)	161,923	24,887
Net cash (used in)/provided by financing activities	257,937	190,092	44,073	6,774
Effect of foreign exchange rate changes on cash	(5,826)	(8,844)	4,529	696
Cash reclassified as held for sale	—	—	(20,127)	(3,093)
Net (decrease)/increase in cash and cash equivalents	(132,472)	(10,133)	103,746	15,946
Cash and cash equivalents at beginning of year	181,483	49,011	38,878	5,975
Cash and cash equivalents at end of year	49,011	38,878	142,624	21,921

Operating Activities

Net cash used in operating activities was RMB86.7 million (US$13.3 million) in 2017, compared to RMB181.0 million in 2016 and RMB175.6 million in 2015. The decrease of net cash used in operating activities in 2017 was mainly due to a decrease in cash outflow associated with product development and sales and marketing expenses.

The net cash used in operating activities in 2017 primarily reflected a net loss of RMB112.1 million (US$17.2 million), partially offset by the interest expense on convertible note of RMB77.0 million (US$11.8 million), recovery of equity investment in excess of cost of RMB60.5 million (US$9.3 million), adjustments for share-based compensation expense of RMB38.0 million (US$5.8 million), consulting fee paid by equity of RMB13.5 million (US$2.1 million), and depreciation and amortization of property, equipment and software of RMB7.2 million (US$1.1 million).

The net cash used in operating activities in 2016 primarily reflected a net loss of RMB667.1 million, partially offset by the impairment of available-for-sales investment of RMB244.8 million, adjustments for share-based compensation expense of RMB28.1 million, impairment of intangible assets of RMB68.0 million, amortization of intangible assets of RMB10.2 million, and depreciation and amortization of property, equipment and software of RMB7.3 million.

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

Investing Activities

Net cash provided by investing activities was RMB161.9 million (US$24.9 million) in 2017, which primarily included (i) the settlement payment of US$25 million from our investee in 2017, (ii) investment in Ti Knight Inc. of RMB4.0 million (US$0.6 million), (iii) loan receivable due from ZTE9 of RMB4.0 million (US$0.6 million), and (iv) proceeds from disposal of other investment in Tandem Fund of RMB1.2 million (US$0.2 million).

Net cash used in investing activities was RMB10.4 million in 2016, which primarily included (i) loan receivable due from ZTE9 of RMB2.8 million, (ii) capital expenditures including purchase of property, equipment, software and license of RMB8.3 million, partially offset by a dividend of RMB0.7 million from Tandem Fund.

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

Financing Activities

Net cash provided by financing activities in 2017 was RMB44.1 million (US$6.8 million), primarily attributable to loans of RMB73.9 million (US$11.4 million), borrowed from related parties, contributions from noncontrolling interest of RMB20.0 million (US$3.1 million), partially offset by repayments on the bank loan of RMB25.5 million (US$3.9 million) provided by Bank of Shanghai. Net cash provided by financing activities in 2016 was RMB190.1 million, primarily attributable to a loan of RMB79.2 million borrowed from a financial services company and secured by a pledge of shares of L&A, a bank loan of RMB25.0 million provided by Bank of Shanghai and loans of RMB60.0 million borrowed from related parties, partially offset by repayments on loans of RMB34.8 million from related parties. We also obtained funding for the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange of RMB57.5 million in 2016. Net cash provided by financing activities in 2015 was RMB258.0 million, primarily attributable to the issuance and sale of the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days in December 2015 and an entrusted loan of RMB31.6 million provided by a third party.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.1 million) as of December 31, 2017.

Capital Expenditures

We incurred capital expenditures of RMB30.1 million, RMB8.3 million and RMB0.5 million in 2015, 2016 and 2017, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games and the maintenance of our websites. Our research and development expenses were RMB135.0 million, RMB78.0 million and RMB45.1 million (US$6.9 million) in 2015, 2016 and 2017, respectively.

D.	Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third-parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	108,743.4	108,743.4	—	—	—
Long-term borrowings(2)	—	—	—	—	—
Convertible notes payable(3)	260,563.0	260,563.0	—	—	—
Interest expense on short-term borrowings, long-term borrowings and notes payable	105,239.8	105,239.8	—	—	—
Purchase obligation (4)	6,800.0	6,800.0	—	—	—
Operating lease obligations(5)	—	—	—	—	—

Total	481,346.2	481,346.2	—	—	—

(1)	Short-term borrowings include (i) a pledged loan of RMB77.1 million (US$11.9 million) from a financial services company, (ii) loan of approximately RMB31.6 million (US$4.9 million) obtained from a third party, all of which is due within one year and is reclassified to short-term bank borrowings.
(2)	Long-term borrowings was an entrusted loan of approximately RMB31.6 million (US$4.9 million) obtained from a third party, all of which is reclassified to short-term bank borrowing.
(3)	Represents the Convertible Notes in an aggregate principal amount of US$40,050,000 which bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due. The Convertible Notes have initial terms of three years, subject to an extension to five years at the discretion of the holder.
(4)	We have entered into a game development agreement with a related party game developer for a total consideration of RMB8.6 million (US$1.3 million) and we had paid RMB1.8 million (US$0.3 million) as of December 31, 2017.
(5)	We have entered into leasing arrangements related to the use of certain office premises and Internet data centers. We have no significant outstanding operating lease arrangements as of December 31, 2017.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to return to profitability or raise sufficient capital to cover our capital needs;

•	our ability to successfully launch and operate additional games in China and overseas;

•	our ability to develop, license or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with game distributors and online game developers, including our existing licensors;

•	our ability to maintain and expand our relationships with joint venture partners and other business partners;

•	our ability to develop blockchain related service business;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	51	Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	57	Independent Director
Kwok Keung Chau(1)(2)	41	Independent Director
Ka Keung Yeung(1)(2)	58	Independent Director
George Lai (Lai Kwok Ho)	41	Chief Finance Officer and Director
Arthur Lau	36	President
Yue Dong	47	Chief Technology Officer
Chris Shen	49	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Davin A. Mackenzie has served as our independent director since July 2005. Mr. Mackenzie was a consultant of Spencer Stuart Beijing Office, a renowned global executive search company, from 2012 to 2014. Mr. Mackenzie is also a director of MicroCred Group, a France-based investment company, Sports Beijing, a non-profit recreational youth sports organization, and a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Kwok Keung Chau has served as our independent director since October 2015. Mr. Chau is an executive director, the chief financial officer and the company secretary of Comtec Solar Systems Group Limited (HKEx:00712), responsible for corporate financial and general management. Currently, he also serves as an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd. (HKEx: 06198) and an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (HKEx: 02779). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., a Hong Kong listed company (Stock Code: 8006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited, a Hong Kong listed company (Stock Code: 1668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of the Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of the CFA Institute since September 2003. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

Arthur Lau has served as our president since January 2018. Mr. Lau is currently the co-founder and partner of Ark Pacific Capital Management, a multi-strategy alternative asset manager focusing in Greater China, and also served as the directors of multiple portfolio companies. Prior to that, he was an investment director of Elliott Advisors, the Asian office of Elliott Associates, a global hedge fund managing over US$30 billion of assets. Before that, Mr. Lau was a technology, media and telecom investment banker at Citigroup and an investment banker at JPMorgan. Mr. Lau graduated from The London School of Economics and Political Science with a Bachelor of Laws degree and holds a Master of Economics degree from The University of Hong Kong.

Yue Dong has served as our chief technology officer since January 2018. He has over 20 years of information technology experience in various business areas. Prior to joining us, Mr. Dong served as the chief technology officer of lvmama.com. He also served as the chief technology officer of lashou.com, a top Chines group buying platform. He also served as the principal director of YiHaoDian Corp. Before that, Mr. Dong worked at Royal Bank of Scotland (RBS) and managed a team to develop and maintain RBS global trading platform. Prior to that, Mr. Dong worked at Oracle headquarter for Oracle eBusiness Research and Development, and then Oracle North American consulting team for Business Intelligence/Data Mining and Enterprise Resource Planning Application. During his time at Oracle consulting team, he worked for more than ten Fortune 500 clients. Mr. Dong received his bachelor’s degree in engineering from Huazhong University of Science and Technology in 1990. He also received a master’s degree from Nanyang Technological University in 1996 and a master’s degree from Carnegie Mellon University in 1999.

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

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation paid to our executive officers was approximately RMB5.1 million (US$0.8 million). We paid a total of RMB1.0 million (US$0.2 million) in cash to our non-executive directors for their services in 2017. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. On December 8, 2010, we granted 1,500,000 ordinary shares to Jun Zhu, our chairman and chief executive officer, which will only be vested if our company achieves certain income targets and the shares are not entitled to receive dividends until they become vested. Of such shares, 500,000 ordinary shares were vested and issued to Incsight, a company wholly owned by Jun Zhu, on November 17, 2015. In May 2011, our board of directors granted 30,000 ordinary shares to each of our four non-executive directors then in office, of which 10,000 ordinary shares vest for each director on July 1 of each year from 2011 to 2013 so long as such director continues his services as of such date. An aggregate of 40,000 ordinary shares, 40,000 ordinary shares and 40,000 ordinary shares were vested in July 2011, 2012 and 2013, respectively. The fair value of the shares granted was US$6.03 per share, being the market price on the date of the grant.

Share Incentive Plan

Seventh Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016 and June 2017. By the amendment to the Option Plan in August 2016, we increased the total number of ordinary shares reserved under the Option Plan from 14,449,614 to 34,449,614. As of February 28, 2018, options to purchase 9,250,000 ordinary shares under the Option Plan were outstanding. In April 2013, our board of directors approved an adjustment to the exercise price of options to purchase 2,829,941 shares previously granted from 2008 to 2011 under our Option Plan to establish a new exercise price for such share options at US$2.41 per ADS, which was the closing price of our ADSs as of April 22, 2013. In November 2015, our board of directors approved an adjustment to the exercise price of options to purchase 4,629,100 shares previously granted from 2010 to 2015 under our Option Plan to establish a new exercise price for such share options at US$1.53 per ADS, which was the closing price of our ADSs on November 9, 2015. In June 2017, our board of directors approved an adjustment of the exercise price and the acceleration of the vesting of options to purchase 17,135,200 shares previously granted to certain directors and employees under our Option Plan. The new exercise price for such share options was US$0.00 per ADS. These directors and employees immediately exercised the stock options to acquire a total of 6,328,535 ADSs. In exchange for the repricing and vesting acceleration, we have cancelled the stock options to purchase a total of 10,806,665 ordinary shares previously granted to these directors and employees upon the mutual agreement with them. In January 2018, our board of directors approved the issuance of stock options to purchase 8,250,000 ordinary shares to certain directors, officers and consultants of our Company, with the exercise price for such share options at US$0.93 per ADS, which was the closing price of our ADSs as of January 23, 2018.

The following table provides a summary of the options granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 28, 2018 and that remained outstanding.

	Total Number of Ordinary Shares Underlying Options Outstanding†	Exercise Price (in US$)	Expiration Date
Jun Zhu	2,000,000	0.93	January 24, 2023
Davin Alexander Mackenzie	—	—	—
Kwok Keung Chau	—	—	—
Ka Keung Yeung	—	—	—
George Lai	1,000,000	0.93	January 24, 2023
Arthur Lau	1,000,000	0.93	January 24, 2023
Yue Dong	1,000,000	0.93	January 24, 2023
Chris Shen	—	—	—
All Directors and Senior Executive Officers as a Group†	5,000,000	0.93	January 24, 2023
Other Individuals as a Group (other than those listed above)	3,250,000	0.93	January 24, 2023
	1,000,000	1.86	August 6, 2021

†	Excluding 0 options forfeited and 0 options exercised as of February 28, 2018 pursuant to the terms of our Option Plan.

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

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Kwok Keung Chau, Davin A. Mackenzie, Ka Keung Yeung and George Lai. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested so long as he has disclosed the nature of the interest at a meeting of the directors. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

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

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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

Duties of Directors

Under Cayman Islands law, our directors owe to our company have fiduciary duties to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

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

D.	Employees

As of December 31, 2017, we had 236 employees, of which 234 were based in China, including 36 in management and administration, 11 in our customer service centers, 23 in game operations, sales and marketing, and 164 in product development, including supplier management personnel and technical support personnel and 2 were based in the United States. We had 565 and 354 employees as of December 31, 2015 and 2016, respectively. The decrease in the number of employees as of December 31, 2017 as compared to that of December 31, 2016 was primarily due to our business restructuring. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 28, 2018, there were 100,155,358 ordinary shares outstanding, including 27,039,893 ordinary shares issued to The Bank of New York Mellon, our ADS depositary, for our future issuance of ADSs upon the exercise of options under our share incentive plan and for our treasury ADSs.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2018 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	24,525,519	24.4
Davin A. Mackenzie	*	*
Kwok Keung Chau	*	*
Ka Keung Yeung	*	*
George Lai (Lai Kwok Ho)	*	*
Arthur Lau	*	*
Yue Dong	*	*
Chris Shen	*	*
All Directors and Senior Executive Officers as a Group(4)	25,737,361	25.6
Principal Shareholders:
Incsight Limited(3)(5)	19,519,428	19.5
Splendid Days Limited(6)	16,474,355	14.1
IE Limited(7)	12,500,000	12.5
Jupiter Explorer Limited(8)	12,500,000	12.5

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 100,155,358 ordinary shares outstanding as of February 28, 2018, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2018.

(3)	Includes (i) 18,607,334 ordinary shares (including 12,500,000 unpaid ordinary shares) and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, (ii) 4,839,424 ordinary shares represented by ADSs held by Jun Zhu and (iii) 166,667 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after February 28, 2018.
(4)	Includes ordinary shares, ordinary shares represented by ADSs and ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(5)	Includes 18,607,334 ordinary shares (including 12,500,000 unpaid ordinary shares) and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, reported by Incsight Limited on the Schedule 13D/A filed with the SEC on July 27, 2017. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.
(6)	Includes an aggregate 11,695,511 ADSs issuable upon conversion of the Convertible Notes and an aggregate 4,778,844 ADSs issuable upon exercise of the Warrants within 60 days of March 5, 2018 that are beneficially owned by Splendid Days Limited, or Splendid Days, as reported by Splendid Days on the Schedule 13D filed with the SEC on March 5, 2018. Splendid Days currently holds all of the Convertible Notes and the Warrants that we issued in December 2015, and it may not convert any portion of the Convertible Notes if subsequent to such conversion it will hold more than 20% of our total outstanding and issued ordinary shares. Splendid Days Limited is controlled by Truth Beauty Limited, a British Virgin Islands company, which is in turn controlled by Cyrus Jun-Ming Wen. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(7)	Includes 12,500,000 ordinary shares held by IE Limited, as reported by IE Limited on the Schedule 13G filed with the SEC on February 9, 2018. The address for IE Limited is 7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea.
(8)	Includes 12,500,000 unpaid ordinary shares held by Jupiter Explorer Limited, as reported by Jupiter Explorer Limited, or Jupiter, as reported by Jupiter on the Schedule 13D filed with the SEC on March 5, 2018. Jupiter is controlled by Greatest Dream Group Limited, which is in turn controlled by its sole director and shareholder Mr. Ka Lok Wong. The principal business address for Jupiter Explorer Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2018, 52,016,595 ordinary shares, or approximately 51.9% of the issued and outstanding shares, were held by one record shareholder in the United States, namely, The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third parties designated by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

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

Investments or Agreements entered into with Affiliated Entities or Associates

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2017, we held 26.0% equity interest in ZTE9. ZTE9 charged net royalty and other service fee related to IPTV business to us in an amount of RMB13.0 million and RMB7.1 million (US$1.1 million) in 2016 and 2017, respectively. We provided IPTV related advertising service to ZTE9 in an amount of RMB0.5 million and nil in 2016 and 2017, respectively. Total amount due to ZTE9 for IPTV business was RMB16.8 million and RMB2.7 million (US$0.4 million) as of December 31, 2016 and 2017, respectively.

In 2016 and 2017, we lent RMB2.8 million and RMB4.0 million (US$0.6 million) to ZTE9 to fund its operations, respectively. The loans are interest-free. As of December 31, 2016 and 2017, total outstanding amount for loan due from ZTE9 was RMB12.7 million and RMB2.1 million (US$0.3 million), respectively.

In 2014, we entered into a license agreement with System Link, a 50% joint venture of us, for publishing and operating Firefall for a five-year term in China. Under this license agreement, System Link should pay to Red 5 and Red 5 Singapore licensing fees and royalties in an aggregate amount of at least US$160.0 million during the term of the agreement. In 2015, System Link paid US$10.0 million to us as licensing fees. We recorded the US$10.0 million as amount due to the related party and was to amortize the amount over the five-year period. System Link has become dormant since the cessation of Firefall in March 2016 and the termination of the licensing arrangement of CrossFire 2 in November 2017. As Red 5 is no longer required to render any services to System Link in relation to Firefall, Red 5 recognized the remaining unamortized licensing fees for Firefall as revenues in 2017. The balance due to System Link was RMB54.1 million and nil as of December 31, 2016 and 2017, respectively. We recognized licensing revenue of RMB13.6 million and RMB51.1 million (US$7.9 million) for the years ended December 31, 2016 and 2017, respectively.

In 2016, we charged service fee, including IDC rental fee, office rental fee and etc., to Big Data (previously known as Jiucheng Advertisement) amounted to RMB4.5 million and the service fee was paid in 2016. In 2017, the service fee amounted to RMB0.1 million (US$0.01 million).

In 2016, Asian Way entered into a license agreement with T3, an equity investee of us, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2017.

In 2017, we entered into a share purchase agreement with Incsight Limited, which is controlled by Mr. Jun Zhu, our chairman and chief executive officer. Pursuant to this agreement, Mr. Jun Zhu will acquire 12,500,000 newly issued shares of us for a total cash consideration of US$15.0 million. The transaction has not been completed as of the date of this prospectus.

In 2017, we entered into a share purchase agreement with Ark Pacific Special Opportunities Fund I, L.P., which beneficially owns more than 10% of share capital in our company. Pursuant to this agreement, Ark Pacific Special Opportunities Fund I, L.P. will acquire 12,500,000 newly issued shares of us for a total cash consideration of US$15.0 million. The transaction has not been completed as of the date of this prospectus.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million and RMB73.9 million (US$11.4 million) in loan to us in 2016 and 2017, respectively. The loans are interest-free. As of December 31, 2016 and 2017, RMB25.2 million and RMB75.2 million (US$11.6 million) of such loan remained outstanding, respectively.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Seventh Amended and Restated 2004 Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.” Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding.

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

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004. Our ADSs are traded under the symbol “NCTY.” On April 24, 2018, we, through The Bank of New York Mellon, announced a ratio change on the ADSs from one ADS representing one ordinary share to a new ratio of one ADS representing three ordinary shares, which we anticipate to be effective on May 9, 2018. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2013	4.50	2.08
2014	4.22	1.52
2015	4.49	0.90
2016	3.28	1.20
2017	1.36	0.63
Quarterly High and Low
First Quarter 2016	3.28	1.81
Second Quarter 2016	2.55	1.67
Third Quarter 2016	2.20	1.43
Fourth Quarter 2016	1.84	1.20
First Quarter 2017	1.27	0.94
Second Quarter 2017	1.36	0.88
Third Quarter 2017	1.26	0.90
Fourth Quarter 2017	1.09	0.63
First Quarter 2018
Monthly High and Low
October 2017	1.09	0.89
November 2017	1.03	0.67
December 2017	0.75	0.63
January 2018	1.68	0.55
February 2018	1.02	0.64
March 2018	0.74	0.45
April 2018 (through April 26)	0.58	0.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, have been listed on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

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

A quorum required for a meeting of shareholders consists of holders of not less than one-third of all outstanding shares entitled to vote. Shareholders’ meetings shall, if required by the Companies Law, be held annually. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. Extraordinary general meetings shall be convened by our board of directors upon a request to the directors by shareholders holding in aggregate at least 33% of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and extraordinary general meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting and includes a unanimous written resolution expressly passed as a special resolution. A special resolution is required for important matters such as a change of name, a decrease of our share capital, or amending our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including an increase of our share capital, the consolidation and division of all or any of our share capital into shares of a larger amount than our existing share capital, and the cancellation of any shares.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner of such purchase has been approved by ordinary resolution of our shareholders or the manner of such purchase is in accordance with our articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation.

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

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

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

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit out of his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that the English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may be amended with the vote of at least two-thirds of holders of our shares at a general meeting or the unanimous written resolution of all of our shareholders.

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

Shareholder Rights Plan

On January 8, 2009, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on January 22, 2009. The shareholder rights plan was subsequently amended in March 2009 and June 2017, respectively. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

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

Cayman Islands Taxation

In the opinion of our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought into, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that directly, indirectly or constructively own 10% or more of our stock;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2017. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year consists of certain types of passive income (the “income test”); or

•	at least 50% of the average quarterly value of its assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income (the “asset test”).

For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain Internal Revenue Service guidance, or IRS guidance, relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services income and royalties for U.S. federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our passive income or our assets treated as producing passive income increases, we may be more likely to be treated as a PFIC for such taxable year.

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares from time to time, our PFIC status will depend in part on the market price of our ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2017. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

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

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2017. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, if our ADSs are delisted and not readily tradable on an established securities market in the United States (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—If we fail to comply with the continued listing requirement of the Nasdaq Global Market, our ADSs may be delisted from the Nasdaq Global Market or need to be transferred to other stock exchanges or trading venues, which may materially and adversely affect the market liquidity of our ADSs and our ability to obtain financing.”), clause (1) above would not be satisfied, and dividends would not qualify for the preferential rate applicable to qualified dividend income. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB26.1 million (US$4.0 million) in the aggregate principal amount of our U.S. dollar-denominated convertible notes outstanding as of December 31, 2017.

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

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2017, we had US$0.2 million reimbursement receivable for the year 2017, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

PART II

Item 1. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 2. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

On January 8, 2009, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on January 22, 2009. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$19.50 per ordinary share, subject to adjustment. The shareholder rights plan was subsequently amended on March 9, 2009, June 8, 2017 and June 16, 2017.

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

Use of Proceeds

Not Applicable.

Item 3. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton, our principal external auditors for the periods indicated below.

	2016	2017
	RMB	RMB	US$
Audit fees(1)	2,850,000	2,640,000	405,761
Tax fees(2)	132,472	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on December 3, 2010)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

Exhibit Number	Description of Document

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of December 3, 2010 among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

2.4	Rights Agreement dated as of January 8, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

2.5	Amendment No. 1 to the Rights Agreement dated as of March 9, 2009 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 10, 2009)

2.6	Amendment No.2 to the Rights Agreement dated as of June 8, 2017 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form 8-A Amendment No.2 (file no. 001-34238) filed with the Securities and Exchange Commission on June 9, 2017)

2.7	Amendment No.3 to the Rights Agreement dated as of June 16, 2017 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form 8-A Amendment No.3 (file no. 001-34238) filed with the Securities and Exchange Commission on June 16, 2017)

4.1*	Seventh Amended and Restated 2004 Stock Option Plan

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.6	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.7	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.8	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Description of Document

4.9	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.10	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.11	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.12	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer(incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.13	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT(incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.14	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.15	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

4.16	Translation of Equity Transfer Agreement dated April 23, 2014 between Yong Wang and Zhimin Lin (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.17	Translation of Equity Pledge Agreement dated April 22, 2014 between Zhimin Lin and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.18	Translation of Exclusive Call Option Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.19	Translation of Loan Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.20	Translation of Shareholder Voting Proxy Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.21	Translation of Novation Agreement dated April 22, 2014 among Yong Wang, Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

Exhibit Number	Description of Document

4.22	Standstill Agreement dated January 8, 2009 among the Registrant, Jun Zhu and Incsight Limited (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

4.23	Convertible Note and Warrant Purchase Agreement dated November 24, 2015 among the Registrant, Splendid Days Limited and the security providers listed on Schedule 1 attached thereto (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2016)

4.24	Share Purchase Agreement dated June 7, 2017 between Ark Pacific Special Opportunities Fund I, L.P. and the Registrant (incorporated by reference to Exhibit 99.13 from Schedule 13D/A filed by Ark Pacific Special Opportunities Fund I, L.P. with the Securities and Exchange Commission on July 21, 2017)

4.25	Share Purchase Agreement dated June 7, 2017 between Incsight Limited and the Registrant (incorporated by reference to Exhibit C from Schedule 13D/A filed by Incsight Limited with the Securities and Exchange Commission on July 27, 2017)

4.26	Share Purchase Agreement dated June 15, 2017 between IE Limited and the Registrant (incorporated by reference to Exhibit 4.1 from Schedule 13D filed by IE Limited with the Securities and Exchange Commission on July 12, 2017)

4.27*	Share Purchase Agreement dated July 14, 2017 between 9City Asia Limited and the Registrant

4.28	Share Purchase, Variation, Assignment and Assumption Agreement dated February 28, 2018 between Jupiter Explorer Limited, Ark Pacific Special Opportunities Fund I, L.P. and the Registrant (incorporated by reference to Exhibit 99.14 from Schedule 13D/A filed by Ark Pacific Special Opportunities Fund I, L.P. with the Securities and Exchange Commission on March 2, 2018)

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Grant Thornton, independent registered public accounting firm

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, independent registered public accounting firm

Exhibit Number	Description of Document

15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, regarding change in independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.
**	Furnished with this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2018

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The9 Limited, and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group has an accumulated deficit of approximately RMB3,016.0 million (US$463.5 million) as of December 31, 2017, and incurred a net loss of approximately RMB112.1 million (US$17.2 million) for the year ended December 31, 2017. These conditions, along with other matters set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

We have served as the Group’s auditor since 2016.

Shanghai, China
April 27, 2018

REPORT OF PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The9 Limited:

We have audited the accompanying the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2015 of The9 Limited, its subsidiaries and its variable interest entities (the “Group”), and the related notes and the schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Group’s operations and the Group’s cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu Certified Public Accountants LLP
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 11, 2016

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	40,504,363	48,565,620	71,564,023	10,999,189
Other revenues	6,105,523	7,719,902	1,644,143	252,700

	46,609,886	56,285,522	73,208,166	11,251,889
Sales taxes	(198,555)	(86,236)	(59,610)	(9,162)

Total net revenues	46,411,331	56,199,286	73,148,556	11,242,727

Cost of revenues	(67,743,995)	(48,518,779)	(23,782,054)	(3,655,235)

Gross (loss) profit	(21,332,664)	7,680,507	49,366,502	7,587,492

Operating (expenses) income:
Product development	(135,042,829)	(77,991,408)	(45,112,396)	(6,933,648)
Sales and marketing	(31,692,522)	(21,286,647)	(9,089,969)	(1,397,103)
General and administrative	(131,768,503)	(129,047,846)	(108,824,680)	(16,726,047)
Impairment loss on goodwill	—	(10,561,857)	—	—
Provision for long-term receivables and prepayments	(8,439,580)	—	—	—
Impairment on intangible assets	—	(68,003,805)	—	—
Gain on disposal of subsidiaries	3,339,394	—	—	—

Total operating expenses	(303,604,040)	(306,891,563)	(163,027,045)	(25,056,798)

Other operating (expenses) income	(1,563,518)	3,604,749	349,954	53,787

Loss from operations	(326,500,222)	(295,606,307)	(113,310,589)	(17,415,519)

Impairment on available-for-sale investment	—	(244,798,058)	—	—
Impairment on other investment	—	(2,806,439)	(9,109,312)	(1,400,076)
Interest income	775,152	161,144	30,525	4,692
Interest expense	(6,397,192)	(56,471,609)	(83,922,200)	(12,898,605)
Fair value change on warrants liability	(7,129,161)	48,057,204	12,615,466	1,938,962
(Loss) gain on disposal of equity investee and available-for-sale investment	—	(1,217,405)	115,349	17,729
Foreign exchange (loss) gain	(7,313,303)	(13,131,779)	19,206,747	2,952,023
Other income, net	5,396,548	3,179,508	4,669,587	717,702

Loss before income tax expense and share of loss in equity method investments	(341,168,178)	(562,633,741)	(169,704,427)	(26,083,092)

Income tax benefit	—	6,079,282	—	—

Recovery of equity investment in excess of cost	—	—	60,548,651	9,306,157
Share of loss in equity method investments	(13,013,791)	(110,535,486)	(2,937,131)	(451,429)

Net loss for the year	(354,181,969)	(667,089,945)	(112,092,907)	(17,228,364)

Net (loss) gain attributable to noncontrolling interest	(16,655,902)	(58,584,204)	3,955,640	607,971
Net (loss) gain attributable to redeemable noncontrolling interest	(32,697,713)	(14,724,152)	2,117,303	325,424

Net loss attributable to The9 Limited	(304,828,354)	(593,781,589)	(118,165,850)	(18,161,759)
Change in redemption value of redeemable noncontrolling interest	(79,805,706)	(82,890,188)	(57,126,233)	(8,780,141)

Net loss attributable to holders of ordinary shares	(384,634,060)	(676,671,777)	(175,292,083)	(26,941,900)

Other comprehensive income (loss) :
Currency translation adjustments	5,009,430	(1,754,639)	(9,525,761)	(1,464,083)

Total comprehensive loss	(349,172,539)	(668,844,584)	(121,618,668)	(18,692,447)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive (loss) gain attributable to:
Noncontrolling interest	(16,912,488)	(66,293,454)	13,457,650	2,068,403
Redeemable non-controlling interest	(32,697,713)	(14,724,152)	2,117,303	325,424
The9 Limited	(299,562,338)	(587,826,978)	(137,193,621)	(21,086,274)

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(16.55)	(28.34)	(5.24)	(0.81)

Weighted average number of shares outstanding:
- Basic and diluted	23,235,848	23,874,102	33,426,448	33,426,448

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	38,878,076	142,624,020	21,920,911
Accounts receivable, net of allowance for doubtful accounts of RMB992,010 and RMB1,039,958 as of December 31, 2016 and 2017, respectively	8,607,120	2,607,568	400,776
Advances to suppliers	9,085,165	8,102,278	1,245,297
Prepayments and other current assets	11,625,716	6,616,297	1,016,906
Amounts due from related parties	19,842,139	2,492,842	383,143
Assets classified as held for sale	—	20,669,377	3,176,825

Total current assets	88,038,216	183,112,382	28,143,858

Investments in equity investees	163,037,501	48,243,558	7,414,899
Property, equipment and software, net	26,765,824	20,721,252	3,184,798
Goodwill	—	—	—
Intangible assets, net	—	—	—
Land use right, net	66,431,476	64,510,566	9,915,092
Other long-lived assets, net	6,618,977	6,521,420	1,002,324

TOTAL ASSETS	350,891,994	323,109,178	49,660,971

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowing (including short-term borrowing of the consolidated VIEs without recourse to the Group of RMB24,992,214 and nil as of December 31, 2016 and 2017, respectively)	107,517,367	108,743,369	16,713,550
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB5,883,617 and RMB6,706,484 as of December 31, 2016 and 2017, respectively)	37,038,856	37,129,671	5,706,726
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB61,071 and RMB169,300 as of December 31, 2016 and 2017, respectively)	283,994	1,714,992	263,589
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB15,396,355 and RMB24,558,422 as of December 31, 2016 and 2017, respectively)	26,711,967	47,558,542	7,309,614
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB27,859,901 and RMB55,361,287 as of December 31, 2016 and 2017, respectively)	107,203,023	88,939,108	13,669,691
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of RMB3,121,950 and RMB4,568,595 as of December 31, 2016 and 2017, respectively)	15,921,873	5,576,269	857,057
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2016 and 2017)	169,998,682	169,998,682	26,128,319
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2016 and 2017)	16,357,737	3,742,271	575,177
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2016 and 2017)	—	260,563,020	40,047,803
Interest payable (including interest payable of consolidated VIEs without recourse to the Group of nil as of both December 31, 2016 and 2017)	412,626	9,505,843	1,461,021
Accrued expense and other current liabilities (including accrued expense and other current liabilities of the consolidated VIEs without recourse to the Group of RMB77,781,852 and RMB69,543,098 as of December 31, 2016 and 2017, respectively)	92,302,898	83,700,051	12,864,462
Liabilities directly associated with assets classified as held for sale	—	2,273,532	349,435

Total current liabilities	573,749,023	819,445,350	125,946,444
Long-term borrowing (including long-term borrowing of consolidated VIEs without recourse to the Group of nil as of both December 31, 2016 and 2017)	35,141,459	—	—
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2016 and 2017)	197,284,836	—	—

TOTAL LIABILITIES	806,175,318	819,445,350	125,946,444

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Commitments and contingencies (Note 32)

Redeemable noncontrolling interest (Note 30)	246,771,133	306,014,668	47,033,593

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares (US$0.01 par value; 23,915,501 and 44,544,036 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	1,931,642	3,328,852	511,635
Additional paid-in capital	2,525,599,832	2,527,215,315	388,425,882
Statutory reserves	28,071,982	28,071,982	4,314,585
Accumulated other comprehensive income (loss)	2,582,023	(16,445,748)	(2,527,665)
Accumulated deficit	(2,897,802,287)	(3,015,968,137)	(463,545,816)

The9 Limited shareholders’ deficit	(339,616,808)	(473,797,736)	(72,821,379)
Noncontrolling interest	(362,437,649)	(328,553,104)	(50,497,687)

Total shareholders’ deficit	(702,054,457)	(802,350,840)	(123,319,066)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	350,891,994	323,109,178	49,660,971

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	23,201,601	1,885,153	2,075,900,461	28,071,982	(8,638,604)	(1,999,192,344)	98,026,648	(33,138,377)	64,888,271
Net loss	—	—	—	—	—	(304,828,354)	(304,828,354)	(16,655,902)	(321,484,256)
Currency translation adjustments					5,266,016	—	5,266,016	(256,586)	5,009,430
Minority interest change in redemption value		—	(79,805,706)	—	—	—	(79,805,706)	—	(79,805,706)
Noncontrolling interest on The9 Education	—	—	366,631	—	—	—	366,631	4,133,369	4,500,000
Issuance of ordinary shares upon vesting of restricted shares	500,000	32,467	(32,467)	—	—	—	—	—	—
Change in noncontrolling interest due to disposal of Jiucheng Advertisement Co., Ltd.	—	—	—	—	—	—	—	(298,336)	(298,336)
Purchase additional equity interest in a subsidiary	—	—	(2,408,096)	—	—	—	(2,408,096)	1,751,297	(656,799)
Beneficial conversion feature on convertible notes	—	—	52,679,692	—	—	—	52,679,692	—	52,679,692
Share-based compensation	—	—	33,184,307	—	—	—	33,184,307	823,322	34,007,629
Change in equity interest attributable to noncontrolling interest	—	—	80,903	—	—	—	80,903	(80,903)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	75,563	—	—	—	75,563	8,496	84,059
Balance as of December 31, 2015	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)
Net loss	—	—	—	—	—	(593,781,589)	(593,781,589)	(58,584,204)	(652,365,793)
Currency translation adjustments					5,954,611	—	5,954,611	(7,709,250)	(1,754,639)
Minority interest change in redemption value		—	(82,890,188)	—	—	—	(82,890,188)	—	(82,890,188)
Exercise of options	213,900	14,022	2,128,532	—	—	—	2,142,554	—	2,142,554
Change in liquidation of branch office of Red 5	—	—	—	—	—	—	—	—	—
Partial disposal of Red 5	—	—	244,798,058	—	—	—	244,798,058	—	244,798,058
Share-based compensation	—	—	27,689,259	—	—	—	27,689,259	362,476	28,051,735
Change in equity interest attributable to noncontrolling interest	—	—	253,396,755	—	—	—	253,396,755	(253,396,755)	—
Issuance of shares of Red 5 upon exercise of stock options	—	—	436,128	—	—	—	436,128	603,704	1,039,832
Balance as of December 31, 2016	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)
Balance as of December 31, 2016 (US$ except share data, Note 3)	23,915,501	278,214	363,762,038	4,043,206	371,889	(417,370,342)	(48,914,995)	(52,201,879)	(101,116,874)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total Shareholder Equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)
Net loss	—	—	—	—	—	(118,165,850)	(118,165,850)	3,955,640	(114,210,210)
Currency translation adjustments	—	—	—	—	(19,027,771)		(19,027,771)	9,502,010	(9,525,761)
Disposal of Yunmei Partnership	—	—	—	—	—	—	—	117,983	117,983
Contributions from noncontrolling interest	—	—	—	—	—	—	—	20,000,000	20,000,000
Exercise of options	6,328,535	425,483	(425,483)	—	—	—	—	—
Share-based compensation	—	—	37,727,861	—	—	—	37,727,861	301,852	38,029,713
Accretion in redemption value of redeemable noncontrolling interest	—	—	(57,126,233)	—	—	—	(57,126,233)	—	(57,126,233)
Change in equity interest attributable to noncontrolling interest	—	—	(7,060)	—	—	—	(7,060)	7,060	—
Issuance of shares	14,300,000	971,727	21,446,398	—	—	—	22,418,125	—	22,418,125
Balance as of December 31, 2017	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)
Balance as of December 31, 2017 (US$ except share data, Note 3)	44,544,036	511,635	388,425,882	4,314,585	(2,527,665)	(463,545,816)	(72,821,379)	(50,497,687)	(123,319,066)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(354,181,969)	(667,089,945)	(112,092,907)	(17,228,364)
Adjustments for:
Loss on disposal of property, equipment and software	1,563,518	1,765,367	18,460	2,837
Gain on disposal of subsidiaries	(3,339,394)	—	—	—
Share-based compensation expense	34,007,629	28,051,735	38,029,713	5,845,060
Impairment on equity investments	—	—	—	—
Impairment on other investments	—	2,806,439	9,109,312	1,400,076
Impairment on available-for-sale investment	—	244,798,058	—	—
Provision for long-term receivables and prepayments	8,439,580	—	—	—
Impairment of intangible assets	—	68,003,805	—	—
Provision for doubtful accounts receivable	711,908	—	47,948	7,369
Impairment of goodwill	—	10,561,857	—	—
Consulting fee paid by equity	—	—	13,454,692	2,067,948
Depreciation and amortization of property, equipment and software	11,563,567	7,317,920	5,299,059	814,450
Amortization of land prepaid land use right	1,920,910	1,920,910	1,920,910	295,238
Amortization of intangible assets	19,136,842	10,151,356	—	—
Recovery of equity investment in excess of cost	—	—	(60,548,651)	(9,306,157)
Share of loss in equity method investments	13,013,791	110,535,486	2,937,131	451,429
Gain on disposal of investment in equity investee and available-for-sales investment	—	—	(115,349)	(17,729)
Exchange loss (gain)	7,313,303	13,131,779	(19,206,747)	(2,952,023)
Fair value change on warrant liability	7,129,161	(48,057,204)	(12,615,466)	(1,938,962)
Amortization of discount and interest on convertible note	2,609,771	50,409,270	76,990,826	11,833,273

Changes in operating assets and liabilities: Change in accounts receivable	3,630,201	(1,453,441)	5,742,365	882,585
Change in advance to suppliers	(164,787)	(8,187,039)	2,462,761	378,519
Change in prepayments and other current assets	11,928,473	(2,162,566)	3,169,076	487,078
Change in deferred costs	9,745	—	—	—
Change in other long-lived assets	(1,970,192)	1,879,021	—	—
Change in accounts payable	565,870	(4,200,259)	2,073,797	318,737
Change in amounts due to related parties	61,454,444	(2,063,553)	(53,060,754)	(8,155,289)
Change in deferred tax liability	—	(6,079,282)	—	—
Change in other taxes payable	(405,070)	(267,451)	1,430,998	219,940
Change in advances from customers	2,823,656	7,106,374	21,137,125	3,248,717
Change in deferred revenue	(1,882,745)	(2,630,344)	(10,345,604)	(1,590,090)
Change in interest payable	—	3,827,510	5,452,770	838,075

Change in other payables and accruals	(1,465,002)	(1,061,524)	(7,943,127)	(1,220,838)

Net cash used in operating activities	(175,586,790)	(180,985,721)	(86,651,662)	(13,318,121)

Cash flows from investing activities
Proceeds from disposal other investment	—	—	1,158,040	177,987
Proceeds from disposal of subsidiaries	12,178,328	—	—	—
Proceeds from disposal of equity investee and available-for-sale investment	—	—	115,349	17,729
Dividend from cost method investee	—	737,894	—	—
Purchase of equity method ,cost method and available-for-sale investments	(223,428,600)	—	—	—
Purchase of other investment	—	—	(4,000,000)	(614,789)
Disbursement for loans receivable from a related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	(9,870,000)	(2,800,000)	(4,000,000)	(614,789)
Collection of loans receivable from related party (including the former equity method investee before the disposal of its equity interest held by the Group in 2014)	4,500,000	—	3,000,000	461,092
Proceeds from disposal of property, equipment and software	340,962	—	292,074	44,891
Settlement payment from investee		—	165,812,500	25,484,915
Refund of long-term receivables	17,927,763	—	—	—
Purchase of property, equipment and software	(10,644,290)	(1,714,075)	(454,560)	(69,865)
Purchase of intangible assets	—	(6,618,977)	—	—

Net cash provided by (used in) investing activities	(208,995,837)	(10,395,158)	161,923,403	24,887,171

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from financing activities:
Proceeds from exercise of stock options	—	2,142,549	—	—
Proceeds from exercise of stock options of a subsidiary	84,059	1,039,832	—	—
Purchase of noncontrolling interest	(656,799)	—	—	—
Cash from pledged loan	—	79,190,933	—	—
Proceeds from bank borrowings	31,624,560	24,992,214	—	—
Repayments of bank borrowings	—	—	(25,528,388)	(3,923,641)
Proceeds from the issuance of convertible notes	260,068,680	—	—	—
Proceeds from Inner Mongolia Culture Assets and Equity Exchange	—	57,500,000	—	—
Payment for the issuance cost related to convertible notes	(20,779,520)	—	—	—
Amount due to related parties	2,597,440	—	—	—
Loan from a related party	30,000,000	60,009,400	73,930,427	11,362,898
Repayment of a loan from a related party	(30,000,000)	(34,782,586)	(23,950,421)	(3,681,112)
Proceeds from other loan	—	—	19,881,900	3,055,792
Repayments of other loan	—	—	(20,260,085)	(3,113,918)
Contribution from noncontrolling interest	4,500,000	—	20,000,000	3,073,944
Payment of long-term payables	(19,501,485)	—	—	—

Net cash provided by financing activities	257,936,935	190,092,342	44,073,433	6,773,963

Effect of foreign exchange rate changes on cash and cash equivalents	(5,826,067)	(8,843,928)	4,527,918	695,929
Cash reclassified as held for sale	—	—	(20,127,148)	(3,093,486)

Net change in cash and cash equivalents	(132,471,759)	(10,132,465)	103,745,944	15,945,456
Cash and cash equivalents, beginning of year	181,482,300	49,010,541	38,878,076	5,975,455

Cash and cash equivalents, end of year	49,010,541	38,878,076	142,624,020	21,920,911

Supplemental disclosure of cash flow information:

Accrued purchases of property, equipment and software	1,841,541	1,832,201	—	—
Accrued purchases of intangible assets	20,010,351	—	—	—
Receivable related to the disposition of a subsidiary	—	—	1,600,000	245,915
Interest paid	538,344	1,077,374	892,159	137,122
Income taxes paid	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited, which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”), collectively referred to as the “Group”.

The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games (“MMOGs”), mobile games, web games and TV games.

The Group’s principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2017:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
Principal subsidiaries:

GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January-2000	Hong Kong	100%
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-2000	People’s Republic of China (“PRC”)	100%
China The9 Interactive Limited (“C9I”)	October-2003	Hong Kong	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-2005	PRC	100%
The9 Digital Entertainment Ltd. (“The9 Digital”)	July-2005	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March-2007	PRC	100%
Jiu Jing Era Information Technology (Beijing) Ltd. (“Jiu Jing”)	April-2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November-2007	Hong Kong	100%
Asian Development Ltd. (“Asian Development”)	January-2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November-2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January-2008	Hong Kong	100%
Red 5 Studios, Inc. (“Red 5”)	June-2005	USA	34.71% (Note 2)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-2010	Singapore	34.71% (Note 2)
The9 Interactive, Inc. (“The9 Interactive”)	June-2010	USA	100%
Shanghai Jiu Chang Investment Co., Ltd. (“Jiu Chang”)	December-2014	PRC	100%
City Channel Ltd. (“City Channel”)	June-2006	Hong Kong	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-2000	PRC	N/A (Note 4)

Subsidiaries and VIEs of Shanghai IT:
Name of Entity	Date of Registration	Place of Registration	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-2011	PRC	80%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education”)	May-2012	PRC	8.75%
Beijing Chuan Yun Interactive Network Technology Co., Ltd. (“Chuan Yun”)	February-2014	PRC	100%
Hangzhou Firerain Network Technology Co., Ltd.(“HZ Firerain”)	October- 2008	PRC	100%
Shanghai Mengxiang Hulian Digital Technology Co., Ltd. (“Mengxiang Hulian”)	December-2011	PRC	20%
Shanghai Fire Wing Information Technology Co., Ltd. (“Shanghai Fire Wing”)	January-2012	PRC	None
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May-2015	PRC	60%
Shanghai Wenhu Network Technology Co., Ltd. (“Shanghai Wenhu”)	November-2015	PRC	80%
Wuxi The9 Chuang You Technology Co., Ltd. (“Chuang You”)	July-2015	PRC	100%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June-2016	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	July-2016	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Shanghai Yuyou”)	December-2016	PRC	80%
Wuxi Wenhu Network Technology Co., Ltd. (“Wuxi Wenhu”)	June-2017	PRC	80%
Silver Express Investments Ltd. (“Silver Express”)	November-2007	Hong Kong	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has accumulated deficit of approximately RMB3,016.0 million (US$463.5 million) and total current liabilities exceeded total assets by approximately RMB496.3 million (US$76.3 million) as of December 31, 2017. The Group also suffered a net loss of approximately RMB112.1 million (US$17.2 million) for the year ended December 31, 2017. The Group expects to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve overall revenue growth. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts, or amounts of liabilities that might result from the outcome of this uncertainty.

To meet its capital needs, the Group is considering multiple alternatives, including, but not limited to, additional equity financing, launch of new games, other external financing, and cost controls as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity, or cease operations.

On November 24, 2015, the Group entered into an agreement with a third-party investor for a private placement of secured convertible notes and warrants for gross proceeds of US$40,050,000. This transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in 2018, subject to a two-year extension at the discretion of the investor. Upon the maturity of convertible notes and warrants, if the third-party investor did not opt to extend or convert into ordinary shares, the Group may consider to sells certain assets to repay this obligation.

Launch of New Games

The Group plans to launch our proprietary online games on different platforms, including the CrossFire New Mobile Game, Audition and Q Jiang San Guo, which are all mobile games. In November 2017, the Group entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted an exclusive right to publish the CrossFire New Mobile Game in China. The Group has invested significant financial and personnel resources in development of our proprietary CrossFire New Mobile Game and the Group expects to launch this game in 2019.

Other External Financing

The Group is financing the development of CrossFire New Mobile Game through fund raising on the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2017, the Group had raised RMB57.5 million (US$8.8 million), and plans to raise an additional RMB100.0 million (US$15.4 million) until the game is launched (see Note 18).

Cost Controls

Currently, a significant portion of our cash outflows is attributable to payroll-related costs. We have the ability to control the level of discretionary spending on payroll costs by reducing our headcount within a short period of time when necessary.

<2> Consolidation

The consolidated financial statements include the financial statements of The9 Limited, its subsidiaries and VIEs in which it has a controlling financial interest. A subsidiary is consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. If the Group demonstrates its ability to control a VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE, then the VIE is consolidated. All intercompany balances and transactions between The9 Limited, its subsidiaries and VIEs have been eliminated in consolidation.

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5 (see Note 8). After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and has continuously funded to the operation of Red 5, the Group still retained effective control over Red 5 and Red 5 remained as a consolidated entity of the Group as of December 31, 2017.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem our VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts and prepayments, revenue recognition, assessment of recoverability of long-lived assets and goodwill impairment, assessment of impairment of available-for-sale investments, assessment of impairment of other long-lived assets, fair value of redeemable noncontrolling interest, the fair value of the warrants, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency with the exception of its subsidiaries, Red 5, The9 Interactive, Red 5 Singapore, Red 5 Korea and The9 Korea, is the RMB. The functional currency of Red 5, The9 Interactive, Red 5 Singapore, Red 5 Korea and The9 Korea is the United States Dollar (“US$” or “US dollars”), United States Dollar, Singapore Dollar, Korean Won and Korean Won, respectively. Assets and liabilities of Red 5, The9 Interactive, Red 5 Singapore, Red 5 Korea and The9 Korea are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive gain/loss in the consolidated statements of changes in equity for the years presented.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with a maturity date when acquired of three months or less. As of December 31, 2016 and 2017, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2016 and 2017 are amounts denominated in US Dollars totaling US$4.2 million and US$21.0 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB10.0 million and RMB5.2 million (US$0.8 million) as of December 31, 2016 and 2017, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third-party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of RMB0.7 million, nil and RMB0.1 million (US$0.01 million) in 2015, 2016 and 2017, respectively.

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

<8> Investments in equity method investee and loan to equity method investee

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group’s share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group has historically provided financial support to certain equity investees in the form of loans. If the Group’s share of the undistributed losses exceeds the carrying amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Group assesses its equity investments and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash burn rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related fair value and that this decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

<9> Available-for-sale investments

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities, and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

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

<10> Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	the shorter of respective lease term or the estimated useful lives of the leasehold improvement

Computer and equipment	3 to 4 years

Software	5 years

Office furniture and fixtures	3 years

Motor vehicles	5 years

Office buildings	10 to 20 years

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

<12> Assets held for sale

Net assets held for sale represent property, equipment and software for business operation that has met the criteria of “held for sale” accounting, as specified by Accounting Standards Codification (“ASC”) 360, “Property, Plant, and Equipment.” The effect of suspending depreciation on the property, equipment and software held for sale is immaterial to the results of operations for both 2016 and 2017. The net assets held for sale are being marketed for sale and it is the Company’s intention to complete the sales of these assets within 2018.

<13> Intangible assets

Intangible assets consist primarily of acquired game licenses and acquired game development costs from business combinations.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of acquired game licenses commences upon monetization of the related online game.

The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill. Acquired in-process research and development costs are initially considered an indefinite-lived asset. Upon completion of the research and development efforts, these costs are recorded as acquired game development costs and are amortized on a straight-line basis over the useful economic life of the relevant online game. Amortization of acquired game development cost commences upon monetization of the related online game.

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

<16> Revenue recognition

Online game services

The Group earns revenue from provision of online game operation services to players on the Group’s game servers and third-party platforms, and overseas licensing of online games to other operators. The Group recognizes revenues when persuasive evidence of an arrangement exists, services are delivered or performed, price is fixed or determinable, and collectability is reasonably assured.

Online game services to players on the Group’s game server

The Group sells prepaid online points for its online game products directly to players via various online payment platforms. The Group adopts a virtual item / service consumption model for the online game services.

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

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which range from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of in-game perpetual features, the Group considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group continually monitors the operational statistics and usage patterns, and adjusts its estimates accordingly.

Online game operation services over third-party platform

Certain social games, TV games, certain web games and certain MMOGS, have adopted the virtual item / service consumption model, and are launched on the third-party game platforms and telecom carriers. Revenue from social and web games operated through third-party game platforms are recognized upon consumption of the in-game premium features, with the amount net of remittance to the third-party game platforms as the Group does not set the pricing of the in-game currency of the third-party game platforms.

Revenue from TV games operated through telecom carriers and certain MMOGS operated on the third-party game platforms are recognized upon consumption of the in-game premium features based on the gross amount paid, as the Group is the primary obligor of the games operation. The remittance to the telecom carrier and third-party game plat forms is recognized as costs of revenue when incurred.

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

<17> Advances from customers and deferred revenue

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fee received in advance of the monetization of the game is recorded in advances from customers.

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

<18> Convertible note and warrants

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

<19> Cost of sales

Cost of sales consists primarily of online game royalties, payroll, sharing to third-party game platform, telecom carriers and other suppliers, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, production costs for prepaid game cards, intangible assets amortization and other overhead expenses directly attributable to the services provided.

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

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charges and other overhead expenses for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

<21> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB3.2 million, RMB2.5 million and RMB0.9 million (US$0.1 million) for the years ended December 31, 2015, 2016 and 2017, respectively, were expensed as incurred.

<22> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB0.3 million, RMB1.1 million and RMB2.3 million (US$0.4 million) for the years ended December 31, 2015, 2016 and 2017, respectively, which were recorded in other income (expense) in the consolidated statements of operations and comprehensive loss.

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

On June 6, 2017, the Board of Directors of the Group (the “BOD”) approved cancelation of a portion of the options and accelerated vesting of the remaining options in addition to the repricing of the exercise price which was US$0.00. Pursuant to the option agreement entered with the optionees, options totaling 6,328,535 were exercised and options totaling 10,806,665 were canceled. An independent appraiser engaged by the Group prepared a valuation report assessing the fair value of the options. The cancelation and acceleration of the options shall be considered as an option modification. Subject to ASC 780-20-35, the remaining unrecognized compensation cost of unvested stock option measured at grant date shall be recognized at the date of modification. The incremental compensation cost which is the excess of the fair value of the replacement award over the fair value of the canceled award shall be recognized at the date of cancelation.

<24> Leases

Leases for which substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to earnings on a straight-line basis over the lease periods.

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

<26> Redeemable noncontrolling interests

Redeemable noncontrolling interests are equity interests of our consolidated subsidiary not attributable to the Group that has redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable noncontrolling interests adjusted for cumulative earnings (loss) allocations.

<27> Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income loss to be attributed to controlling and noncontrolling interest.

<28> Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method, and are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<29> Segment reporting

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

<30> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

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

<32> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, accounts payable, warrants, convertible notes, long-term accounts payable and long-term debt. The carrying value of the Group’s cash and cash equivalents, restricted cash, short-term investment, accounts receivable and accounts payable approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value. The carrying value of long-term accounts payable approximates its fair value as the impact to discount the long-term payable with interest rate is insignificant. The carrying value of long-term debt approximates its fair value as its interest rates is at the same level of the current market yield for comparable loans. The carrying value of convertible notes as of December 31, 2017 was RMB260.6 million (US$40.0 million) and the fair value of the convertible notes was approximately RMB316.0 million (US$48.6 million) as of December 31, 2017.

<33> Recent accounting pronouncements

Revenue

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard on revenue recognition that will be applied to all contracts with customers, ASU 2014-09, “Revenue from Contracts with Customers.” The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method.

In May 2014, the FASB and International Accounting Standards Board formed The Joint Transition Resource Group for Revenue Recognition (“TRG”), consisting of financial statement preparers, auditors and users, to seek feedback on potential issues related to the implementation of the new revenue standard. As a result of feedback from the TRG, the FASB issued additional guidance to provide clarification, implementation guidance and practical expedients to address some of the challenges of implementation. In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which is an amendment on assessing whether an entity is a principal or an agent in a revenue transaction. This amendment addresses issues to clarify the principal versus agent assessment and lead to more consistent application.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” which contains amendments to the new revenue recognition standard on identifying performance obligations and accounting for licenses of intellectual property. The amendments related to identifying performance obligations clarify when a promised good or service is separately identifiable and allows entities to disregard items that are immaterial in the context of a contract. The licensing implementation amendments clarify how an entity should evaluate the nature of its promise in granting a license of intellectual property, which will determine whether revenue is recognized over time or at a point in time.

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” which provides clarity and implementation guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition. This new standard has the same effective date and transition requirements as ASU 2014-09.

The Group will adopt the new guidance using the modified retrospective transition method, reflecting the cumulative effect of initially applying the new standard to revenue recognition in 2018. The Group is in the process of completing the process for all revenue streams to evaluate the impact of the new standard on revenue contracts. While the Group continues to assess all potential effects from the new guidance, the Group currently believes the most significant potential impact relates to accounting for licensing agreements and sales-based royalty agreements.

The accounting for licensing agreements: While the effects of the new guidance may differ on a contract-by-contract basis (the actual recognition treatment required under the new guidance will depend on contract specific terms), the Group generally expects earlier revenue recognition for these arrangements under the new guidance. Based on completed contract reviews for current in-process licensing agreements, the Group concluded that the nature of the Group’s promise in those agreements is to provide the customer with a right to access the Group’s intellectual property and the license fee should be recognized over the authorized period. Therefore, the Group does not expect any significant impact on the accounting for the revenue from licensing activities under the new guidance.

The accounting for sales-based royalty agreements: Under the current revenue recognition policy, the Group recognizes revenue based on the underlying sales of the intellectual property. Under the new guidance, the Group expects revenue will be recognized in a similar pattern as under the current revenue recognition policy. The Group does not expect a significant impact on the accounting for sales-based royalty revenue under the new standard.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, to improve and to achieve convergence of their respective standards on the accounting for financial instruments and enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Board also is addressing measurement of credit losses on financial assets in a separate project. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

Leases

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

Share-based Payment

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

Income Taxes

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

Definition of a Business

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, which requires a reporting entity to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or liabilities. This standard is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted under specific circumstances and prospective application of the guidance is required. The standard will not have a significant impact upon adoption on January 1, 2018.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. This ASU removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairments tests performed on testing dates after January 1, 2017. The Group is currently assessing the impact that the guidance will have on the Group’s financial condition and results of operations.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which clarify the scope of asset derecognition guidance and to provide new guidance for partial sales of nonfinancial assets. The standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted; however, an entity is required to apply the amendments in this ASU in the same period that it applies the amendments for ASU 2014-09. The adoption of this standard update is not expected to have a material impact on the Company’s consolidated financial statements.

Stock Compensation Modification

In May 2017, the FASB issued ASU 2017-09, Scope of Stock Compensation Modification accounting, which provides guidance about when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition, or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. This standard is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard requires adoption on a prospective basis for awards modified on or after the adoption date. The standard will not have a significant impact upon adoption on January 1, 2018.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, Red 5, The9 Interactive, Red 5 Singapore, Red 5 Korea and The9 Korea, maintains its accounting records and prepares its financial statements in RMB. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.5063, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2017. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIEs, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and its VIE subsidiaries

There are certain key contractual arrangements between the Group’s subsidiary, The9 Computer (the “WOFE”) and each of the VIEs that provide the Group with control over the VIEs. As a result of these contracts, the Group concluded that it is required to consolidate the VIEs pursuant to the guidance in ASC 810.

A summary of these contractual agreements is as follows:

1)	Loan Agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The loans have an unspecified term and will remain outstanding for the shorter of the duration of WOFE or that of the VIE, or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion), at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE’s prior written request.

2)	Equity Pledge Agreement. The shareholders of the VIEs entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call Option Agreement. The VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant the WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.

4)	Shareholder Voting Proxy Agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.

5)	Exclusive Technical Service Agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. The determination of service fees, however, is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Group is able to unilaterally renew, extend or amend the service agreements at its discretion.

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

In determining that the Group has “the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance,” the Group looked to the specific provisions of the Call Option Agreement and Shareholder Voting Proxy Agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIEs are embodied firstly in the Equity Pledge Agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the Exclusive Technical Service Agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary The9 Computer, has (1) the power to direct the activities of the VIEs that most significantly affect the VIE’s economic performance, and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Group has been deemed to be the primary beneficiary of the VIEs and has consolidated the VIEs since the date of execution of such agreements.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Group. As a result, the Group may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Groups business operations and adversely affect the Group’s ability to control the VIEs. As most of the shareholders of the VIEs are directors, officers, shareholders or employees of the Group, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses to operate online games in the PRC. The9 Limited is incorporated in the Cayman Islands and is considered a foreign entity under PRC laws. Due to restrictions on foreign ownership of companies that provide online games, the Group has entered into contractual arrangements with Shanghai IT to conduct its online games business through its VIEs in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business in China. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, The9 Limited in substance controls Shanghai IT. The Group believes that its current ownership structures and contractual arrangements with Shanghai IT and its equity owners, as well as its operations, are in compliance with all existing PRC laws and regulations. There may, however, be changes and other developments in the PRC laws and regulations or their interpretation. Specifically, following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way for foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly.

If the Group is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Group to undergo a costly and disruptive restructuring, such as forcing The9 Limited to transfer its equity interest in the VIEs to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Group to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Group may lose the ability to consolidate and reflect in its financial statements the financial position, and results of operation of the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, the WOFEs or VIEs.

The aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

•	The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources, or otherwise restrict the VIEs or the Group’s ability to conduct business.

•	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from The9 Limited to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIEs are domestic PRC enterprises owned by nominee shareholders, thus the Group is not likely to finance activities of the VIEs by means of direct capital contributions.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Total assets	111,978,182	99,468,575	15,288,041
Total liabilities	328,689,556	335,667,587	51,591,163

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$

				(Note 3)
Net Revenue	34,390,944	38,445,435	19,995,118	3,073,193
Net loss	(95,285,846)	(80,050,853)	(71,839,112)	(11,041,469)

The VIEs contributed an aggregate of 74.1%, 68.4% and 27.3% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. The Group’s operations not conducted through contractual arrangements with the VIE subsidiaries primarily consist of its product development on Firefall in the United States. As of the fiscal years ended December 31, 2016 and 2017, the VIEs accounted for an aggregate of 31.9% and 30.8%, respectively, of the consolidated total assets, and 40.8% and 41.0%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations, and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 28 for disclosure of restricted net assets.

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)

Financing fee	7,497,988	7,497,988	1,152,419
Advertising fee	255,259	255,259	39,233
Development fee	700,000	—	—
Other	631,918	349,031	53,645

	9,085,165	8,102,278	1,245,297

The Group is financing development of the CrossFire New Mobile Game through fund-raising on the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2017, the Group had paid RMB7.5 million (US$1.2 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million “(US$ 24.2 million)”. According to the agreement, the Group paid the total financing fee of RMB7.5 million upon receipt of the first payment in October 2016 (see Note 18).

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)

Prepayments and deposits	6,385,707	659,581	101,376
Input VAT recoverable	—	2,249,958	345,812
Employee advances	1,927,824	1,732,451	266,273
Other	3,312,185	1,974,307	303,445

	11,625,716	6,616,297	1,016,906

7. INVESTMENTS IN EQUITY INVESTEES

The Group’s investments in equity investees comprise the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$ ( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	—	—	—
System Link Corporation Limited (“System Link”) <1>	113,836,704	—	—
Shanghai Big Data Cultures & Media Co., Ltd. (previously known as Shanghai Jiucheng Advertisement Co., Ltd.) (“Big Data”) <2>	13,142,455	9,496,519	1,459,588
Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,536,972
T3 Entertainment Co., Ltd. (“T3”) <3>	24,892,921	24,892,921	3,825,972
Smartposting Co, Ltd. (“Smartposting”) <4>	—	3,854,118	592,367
Beijing Ti Knight Network Technology Co., Ltd. (“Beijing Ti Knight”) <5>	—	—	—
Tandem Fund II, L.P. (“Tandem Fund”) <6>	1,165,421	—	—

Total	163,037,501	48,243,558	7,414,899

<1> System Link

In August 2014, the Group formed a joint venture, System Link, with Qihoo 360 Technology Co., Ltd., “Qihoo 360”. Pursuant to the joint venture agreement, Qihoo 360 and the Group will each own 50% equity interest in the joint venture and share profits based on the equity interest each party holds. In August 2014, Red 5 Singapore entered into a license agreement with System Link for publishing and operating Firefall in the PRC under a five-year term beginning from 2015. The Group received an upfront payment of US$10.0 million related to the license in 2015 and the Group began amortizing the upfront license payment over the license term starting in 2015 at the launch of game by System Link. For the US$150.0 million minimum royalty payment, the Group did not recognize any as the amount is unlikely to be received from System Link.

In August 2015, System Link entered into an agreement with Smilegate Entertainment, Inc. (“Smilegate”) to form a joint venture company, Oriental Shiny Star Limited (“Oriental Shiny”), for the operation of CrossFire 2. In the event of a successful commercial launch of CrossFire 2, Smilegate will receive a 30% equity share of Oriental Shiny.

In November 2015, Oriental Shiny entered into a license and distribution agreement with Smilegate for publishing and operating CrossFire 2 on an exclusive basis for a five-year term in the PRC (the “License Agreement”). In consideration for the exclusive license, Oriental Shiny made an upfront payment of US$50.0 million and was to make additional payments totaling US$450.0 million based on certain development and operation milestones of CrossFire 2. The payment of license fees is guaranteed by the Group and Qihoo 360 proportional to their equity interest in System Link.

The Group made total capital contributions to System Link of US$35.0 million as of both December 31, 2016 and 2017. The Group recorded losses of RMB111.1 million in System Link for the year ended December 31, 2016.

In October 2017, Oriental Shiny and Smilegate agreed to terminate the License Agreement. In November 2017, Smilegate made a settlement payment of US$25.0 million to both the Group and Qihoo 360, total of US$50.0 million. A settlement agreement was signed among the Group, Qihoo 360 and Smilegate whereby subsequent to the payment of US$50.0 million, the joint venture agreement signed among Oriental Shiny and Smilegate has terminated. During 2017, the Group offset its 2017 share of losses in System Link against the US$25 million recovery and reduced its investment in System Link to nil, with the remaining portion of the recovery, RMB60.5 million (US$9.3 million), recorded as gain as the Group has no future funding obligation to System Link or Oriental Shiny.

Presented below is summarized financial information of System Link:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Balance sheet data:
Current assets	11,770,483	11,472,721	1,763,325
Noncurrent assets	346,895,940	20,005	3,075
Current liabilities	(157,717,658)	(983,142,842)	(151,106,288)
Noncurrent liabilities	—	—	—
Noncontrolling interest	(510)	(479)	(74)

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	RMB	US$
				(Note 3)
Operating data:
Revenue	547,593	173,897	—	—
Gross loss	(6,558,189)	(150,131,075)	(825,402,887)	(126,862,101)
Loss from operations	(30,513,444)	(218,841,017)	(825,746,051)	(126,914,844)
Net loss	(22,107,557)	(222,102,758)	(826,681,381)	(127,058,602)
Net loss attributable to equity holders	(22,107,648)	(222,102,760)	(826,681,380)	(127,058,602)

<2> Big Data (previously known as Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”))

In June 2015, the Group granted 33.3% equity interest of Jiucheng Advertisement to two of its employees for nil consideration. The Group recorded shared based compensation of RMB2.7 million as a result of this transaction as the equity interest was considered a share-based award for their service. In October, 2015, the Group entered into an agreement with Fei Fan Information Technology Co., Ltd. (“Fei Fan”), whereby Jiucheng Advertisement acquired 100% equity interest in Fei Fan in exchange of 30% equity interest in Jiucheng Advertisement. Upon completion of the exchange, the Group’s equity interest in Jiucheng Advertisement was diluted to 46.7%. The Group accounted for the exchange as a disposal of subsidiary with a gain of RMB3.3 million (US$0.5 million) recognized upon disposal and an acquisition of an equity method investment in Jiucheng Advertisement at fair value. In November 2015, the Group’s equity interest in Jiucheng Advertisement was further diluted to 42.0% as a result of capital injection by other shareholders. In August 2016, Jiucheng Advertisement raised capital from the Group and a third-party, the Group’s equity interest in Jiucheng Advertisement became 43.7%. In October 2016, the Group’s equity interest in Jiucheng Advertisement further increased to 44.5% after the execution of certain terms under the investment agreements among certain investors of Jiucheng Advertisement.

In December 2016, the Group entered into an agreement with third-party investors of Jiucheng Advertisement. According to the agreement, the Group would repurchase an additional 19.11% equity interest in Jiucheng Advertisement for RMB18.3 million (US$2.8 million) from those third-party investors if Jiucheng Advertisement is not listed on the PRC’s National Equities Exchange and Quotations (“NEEQ”), commonly known as the New Third Board, before December 31, 2017. In March 2017, Jiucheng Advertisement was renamed as Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”). In September 2017, Big Data listed its shares on NEEQ. As Big Data has listed its shares on NEEQ and has fulfilled its obligation, hence the Group was relieved of its obligation to repurchase 19.11% equity interest in Big Data from those third-party investors. After the listings, the Group holds a 44.46% equity interest in Big Data.

<3> T3

In April 2008, the Group, through China Crown Technology, invested US$38.3 million (RMB249.2 million) in cash to subscribe to 3,031,232 preferred shares issued by G10, an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. Further, considering the rights and obligations of these shares, they are not considered debt securities. Accordingly, the Group accounted for the investment in G10 under the cost method. The initial investment was US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price would be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, and both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million, payable in 26 equal monthly installments beginning in February 2011. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. The Group also performed an impairment assessment and recognized an impairment loss of RMB184.9 million for the year ended December 31, 2010. All the refund of purchase price under the settlement agreement had been received.

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

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2016 and 2017, respectively.

<4> Smartposting

In June 2017, the Group completed a share exchange transaction with IE Limited (“IE”), which was a listed company on Korean Securities Dealers Automated Quotations of Korea Exchange (“KOSDAQ”) for issuance and sale of 12,500,000 ordinary shares of the Group with a 10 year lock-up period. In exchange, IE transferred 14.55% equity interest in Smartposting, a wholly-owned subsidiary of IE. The fair value of 14.55% equity interest in Smartposting was considered to be the value of the assets surrendered to the Group in this non-monetary exchange transaction. In 2017, due to weaker than expected operating performance of Smartposting, the Group recorded an impairment of RMB5.1 million (US$0.8 million) for the year ended December 31, 2017. (See Note 32)

<5> Beijing Ti Knight

In June 2017, the Group entered into an investment agreement with shareholders of Beijing Ti Knight where the Group will invest a total of RMB9.0 million (US$1.4 million) in Beijing Ti Knight. As of December 31, 2017, the Group has invested RMB4.0 million (US$0.6 million). Due to weaker than expected operating performance, the investment in Beijing Ti Knight was fully impaired and the impairment of RMB4.0 million (US$0.6 million) was recorded for the year ended December 31, 2017 (see Note 32).

<6> Tandem Fund

In December 2016, the Group recorded an impairment loss on Tandem Fund of RMB2.8 million (US$0.4 million) based on the fair market value of Tandem Fund. In January 2017, the Group disposed its entire interest in Tandem Fund to a third-party for a consideration of RMB1.2 million (US$0.2 million) which was equivalent to the carrying amount of the investment. No gain or loss was recognized on the disposal.

The Group recorded impairment charges relating to its investment in equity investees of nil, RMB2.8 million and RMB9.1 million (US$1.4 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

8. AVAILABLE-FOR-SALE INVESTMENTS

Investment in L&A International Holding Limited (“L&A”)

In June 2016, the Group along with certain other shareholders of Red 5 completed a share exchange transaction between L&A International Holding Limited (“L&A”), a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (Stock Code: 8195). The Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) in Red 5 for a total of 723,313,020 (after a one-to-five stock split) newly issued shares of L&A, after deducting 6% of shares received (46,168,920 shares) as payment of a service fee to a third-party consultant.

In June 2016, Asian Development, a wholly-owned subsidiary incorporated in Hong Kong, borrowed a total of HK$92.3 million from a financial services company, which was secured by a pledge of 417,440,000 shares of L&A (see Note 18). In 2016, Asian Development was in default on the loan due to a sharp decline in share price of L&A. The lender is entitled to foreclose on the pledged shares and become the legal and beneficial owner of the pledged shares (see Note 32.3). In 2016, the Group provided a full impairment allowance of RMB244.8 million (US$37.6 million) on the investment in L&A. In 2017, the loan remained in default and the lender did not make any claim against Asian Development to recover any outstanding amounts under the agreement.

In 2017, the Group sold 18,360,000 shares in L&A for a consideration of RMB0.1 million (US$0.02 million). In an extraordinary general meeting in October 2017, L&A’s Board of Directors passed a resolution to consolidate every twenty issued and unissued shares into one share. After the share consolidation and as of December 31, 2017, the Group owned 14,375,651 shares in L&A.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Office buildings	69,341,652	69,341,652	10,657,617
Computers and equipment	109,486,562	85,311,170	13,112,087
Leasehold improvements	11,556,908	11,503,400	1,768,040
Office furniture and fixtures	7,644,476	6,472,915	994,869
Motor vehicles	10,490,731	8,487,925	1,304,570
Software	18,601,901	15,833,764	2,433,605
Less: accumulated depreciation and amortization	(200,356,406)	(176,115,819)	(27,068,506)
Property, equipment and software, net, held for sale	—	(113,755)	(17,484)

Net book value	26,765,824	20,721,252	3,184,798

Depreciation and amortization charges for the years ended December 31, 2015, 2016 and 2017 amounted to RMB11.6 million, RMB7.3 million and RMB5.3 million (US$0.8 million) respectively. The office building was mortgaged as collateral for the convertible notes and bank borrowing in 2015 (see Note 20 and 21).

10. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
	RMB	RMB	RMB
Balance at January 1, 2015	9,746,054	—	9,746,054
Translation difference	596,640	—	596,640

Balance at December 31, 2015	10,342,694	—	10,342,694
Translation difference	219,163	—	219,163

Balance at December 31, 2016	10,561,857	(10,561,857)	—
Translation difference	—	—	—

Balance at December 31, 2017	—	—	—

Balance at December 31, 2017 US$ (Note 3)	—	—	—

In 2010, the Group recognized goodwill of US$1.6 million in connection with the acquisition of Red 5.The Group measures the consideration it transfers at fair value, which may be calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liability. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference would be recognized directly in the consolidated statements of operations and comprehensive loss.

The Group performed annual impairment test on goodwill as of December 31 2015, and as the fair value was greater than carrying value of the reporting unit, no impairment was recorded. In 2016, due to weaker than expected operating performance of Red 5, the Group determined that goodwill was fully impaired. Impairment loss of RMB10.6 million (US$1.6 million) was recorded for the year ended December 31, 2016.

11. INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2016 and 2017 are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	146,925,649	146,925,649	22,582,059
Acquired game development cost	12,285,000	12,285,000	1,888,170
Less: Accumulated amortization	(85,026,783)	(85,026,783)	(13,068,377)
Impairment allowance	(72,398,186)	(72,398,186)	(11,127,397)
Translation difference	(1,785,680)	(1,785,680)	(274,455)

Net book value of intangible assets subject to amortization	—	—	—

In 2016 and 2017, none of acquired game licenses had expired or been written-off from cost basis and accumulated amortization.

Since its acquisition by the Group on April 6, 2010, Red 5 has been substantially devoted its operating activities to fulfill its obligations under a game development and license agreement executed in 2006 and amended in 2009 between Red 5 and a third-party game publisher to develop Firefall in exchange for cash consideration from the third-party publisher. Prior to the acquisition, Red 5 received a total of US$24.7 million cash consideration as an advance recoupable against future royalties payable to Red 5. Red 5 retained the ownership of the game and granted the third-party publisher an exclusive, non-transferable term license to market and distribute the game and host the game for customers in specified regions after Red 5 completes the game development. Red 5 continues to perform its obligations under the agreement post-acquisition, including the provision of post-contract customer support for the hosted version of the game to the third-party publisher during the term of the license. The initial term of the agreement is from February 2006 through the fifth anniversary of the first commercial release of the initial game. Thereafter, the agreement can be renewed in two-year terms.

In September 2011, Red 5 Korea, Red 5 Singapore and Red 5 entered into a series of agreements with the third-party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third-party publisher as a party under the game development and license agreement between Red 5 and the third-party game publisher, including the exclusive, non-transferable term license to market and distribute the game and host the game for customers in specified regions. Under the agreements, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million to the third-party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10.0 million and the guaranteed amount of US$12.7 million, was recorded as acquired game license. The contingent payments will be recorded as cost of services when incurred. The balance of accounts payable related to this game license fee was US$ 3.1 million (RMB20.2 million) as of December 31, 2017.

The Group pledged intellectual property in relation to the game to secure the guaranteed amount. Following this license acquisition, the previously recognized backlog of US$ 0.4 million in relation to the game development and license agreement acquired in the Red 5 acquisition was reclassified to acquired game licenses as it was considered to be additional cost to acquire the game license.

Amortization expense related to intangible assets was RMB19.1 million, RMB 10.2 million and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and takes into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment allowance on upfront licensing fees of nil, RMB68.0 million and nil were provided in 2015, 2016 and 2017, respectively.

12. LAND USE RIGHT, NET

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,348	85,160,348	13,088,906
Less: accumulated amortization	(18,728,872)	(20,649,782)	(3,173,814)

Net book value	66,431,476	64,510,566	9,915,092

Amortization charge for the years ended December 31, 2015, 2016 and 2017 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively. The land-use right was mortgaged for the convertible notes and bank borrowing in 2015 (see Note 20 and 21).

13. OTHER LONG-LIVED ASSETS

Other long-lived assets are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Prepaid license fees	6,515,200	6,515,200	1,001,368
Other	103,777	6,220	956

Total	6,618,977	6,521,420	1,002,324

Prepaid license fee represents the payment made by the Group pursuant to an IP license agreement with an online game company in January 2016 to use its IP to develop a mobile game.

14. PROVISION OF LONG-TERM RECEIVABLES

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	US$
				(Note 3)
Provision of long term receivables	8,439,580	—	—	—

Total	8,439,580	—	—	—

In 2009, the Group engaged an agent to facilitate a refund to game players and provided an advance payment to the agent for RMB43.3 million for this purpose. In 2013, 2014 and 2015, nil were refunded to game point card holders through the agent. In February 2012, the Group entered into an agreement with the agent pursuant to which the agent will refund the advance to the Group in installments over a five year period after deducting any further refunds paid to game point card holders. As of December 31, 2015, the Group wrote-off the remaining RMB8.4 million receivable because it is unlikely that the agent will refund the amount since the business relationship between the Group and the agent have been terminated.

15. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of common stock warrants were measured using the Black-Scholes option-pricing model (see Note 25). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3).

In 2015, the Group issued warrants in connection with its convertible notes. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during 2016 and 2017 (see Note 21).

	2016	2017	2017
	RMB	RMB	US$
			(Note 3)
Balance at issuance date/beginning of year	64,414,941	16,357,737	2,514,138
Unrealized loss recognized in other comprehensive income	(48,057,204)	(12,615,466)	(1,938,962)

Balance at the end of the year	16,357,737	3,742,271	575,176

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following table displays assets and liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2015, 2016 and 2017, respectively.

		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2105, 2016 and 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
	RMB	RMB	RMB	RMB	RMB
Receivable from WoW game points refund agent (see Note 14)	—	—	—	—	8,439,580

Total	—	—	—	—	8,439,580

16. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2015, 2016 and 2017. Therefore, no Hong Kong profit tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2015, 2016 and 2017. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2017 to 2020. Total tax savings of Shanghai IT were nil for the years ended December 31, 2015, 2016 and 2017, respectively.

United States

The Group’s subsidiaries in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 0.28%, respectively. The Group has assessed the recently enacted tax reform in the United States and concluded that there is no material effect to the financial statements.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the U.S. corporate income tax system including: a federal corporate rate reduction from 34% to 21%; limitations on the deductibility of interest expense and executive compensation; creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax; and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system. A majority of the provisions in the Tax Act are effective January 1, 2018.

In response to the Tax Act, the SEC staff issued guidance on accounting for the tax effects of the Tax Act. The guidance provides a one-year measurement period for companies to complete the accounting. To the extent a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, a company should record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. The Group reflected the income tax effects of those aspects of the Tax Act for which the accounting is complete.

In connection with the Group’s initial analysis of the impact of the Tax Act, the Group concluded that there is no material effect to the financial statements.

The Group has not completed the accounting for the income tax effects of certain elements of the Tax Act. The Tax Act creates a new requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by a controlled foreign corporation (“CFC”) must be included in the gross income of the CFC U.S. shareholder. Because of the complexity of the new GILTI, the Group is continuing to evaluate these provisions of the Tax Act and whether taxes due on future U.S. inclusions related to GILTI should be recorded as a current-period expense when incurred, or factored into measurement of deferred taxes. As a result, the Group has not included an estimate of the tax expense or benefit related to these items for the period ended December 31, 2017.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense
China	—	—	—	—
Other jurisdictions	—	—	—	—
Deferred taxation	6,324,015	24,295,298	(208,356,387)	(32,023,790)
China	(31,447,143)	(22,553,453)	(84,042,632)	(12,917,116)
Other jurisdictions	37,771,158	46,848,751	(124,313,755)	(19,106,674)
Change in valuation allowance	(6,324,015)	(30,374,580)	208,356,387	32,023,790
China	31,447,143	22,553,453	84,042,632	12,917,116
Other jurisdictions	(37,771,158)	(52,928,033)	124,313,755	19,106,674

Income tax benefit	—	(6,079,282)	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017
PRC Statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(1%)	(4%)	(2%)
Effect of future tax rate change	(1%)	(1%)	(22%)
Change of prior year deferred tax assets	(1%)	(1%)	(8%)
Change of valuation allowance	(2%)	(13%)	61%
Income not subject to tax and non-deductible expenses, net	(1%)	0%	(1%)
Effect of expired net operating loss	(19%)	(6%)	(53%)

Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	3,040,257	1,858,263	285,610
Temporary differences related to provision for advances to suppliers	533,377	533,377	81,979
Temporary differences related to provision for doubtful accounts	1,559,187	1,604,986	246,682
Other	8,142,650	6,859,651	1,054,309
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	32,411,960	23,180,705	3,562,809
Startup expenses and advertising fees	20,122,650	12,156,135	1,868,364
Temporary differences related to research and development credits	1,117,823	1,047,514	161,000
Temporary differences related to equity investments	1,629,449	2,599,887	399,595
Foreign tax credits	17,149,210	16,070,561	2,470,000
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	768,486
Tax loss carry forwards	519,393,542	330,832,639	50,848,045

Total deferred tax assets	610,100,105	401,743,718	61,746,879
Less: Valuation allowance	(610,100,105)	(401,743,718)	(61,746,879)

Total deferred tax assets	—	—	—

Significant components of deferred tax liabilities

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	US$
(Note 3)
Temporary differences related to amortization of intangible assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	US$
			(Note 3)
Balance at January 1,	579,725,527	610,100,105	93,770,669
Increase (decrease) in valuation allowance	30,374,578	(208,356,387)	(32,023,790)

Balance at December 31,	610,100,105	401,743,718	61,746,879

For the years ended December 31, 2016 and 2017, an increase of valuation allowance and a reversal of valuation allowance of approximately RMB30.4 million and RMB208.4 million (US$32.0 million), respectively was provided. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2017, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB539.9 million, of which RMB191.8 million, RMB46.4 million, RMB 118.2 million, RMB105.4 million and RMB 78.1 million will expire in 2018, 2019, 2020, 2021 and 2022, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry.

As of December 31, 2017, Red 5 had net operating loss carry forwards for United States federal and state income tax purposes of approximately US$137.9 million and US$70.8 million, respectively, which will begin to expire in 2028 and 2018, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2027 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which begin to expire in 2018. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operation losses and credits are subject to an annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2015, 2016 and 2017.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. Recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2015, 2016 and 2017.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2015, 2016 and 2017. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2015, 2016 and 2017, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2017, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2006 through 2017 are open tax years, subject to examination by the relevant tax authorities.

17. SHORT-TERM BORROWING

Short-term borrowing is as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Pledged loan	82,525,153	77,118,809	11,852,944
Long-term borrowings due within one year	—	31,624,560	4,860,606
Credit facility with Bank of Shanghai	24,992,214	—	—

Total	107,517,367	108,743,369	16,713,550

In March 2016, the Bank of Shanghai (“BOS”), issued a commitment letter whereby BOS agreed to grant the Group a one-year credit facility of RMB50.0 million (US$7.7 million). In March 2017, the credit facility was extended for one year. The Group can apply to draw on the credit facility as needed for its operations. As of December 31, 2016, the Group had withdrawn RMB25.0 million (US$3.8 million) under this credit facility with annual interest rate of 6.525% and the loans were guaranteed by Zhu Jun and The9 Computer. The credit facility was repaid and closed as of December 31, 2017.

In June 2016, the Group completed a share exchange transaction with L&A for a total of 769,481,940 (after 1 to 5 stock split) newly issued shares of L&A. In June 2016, Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. The outstanding balance as of December 31, 2017 is RMB77.1 million (US$11.9 million) due to exchange rate changes. As Asian Development is currently in default of the loan due to a sharp decline in stock price of L&A (see Note 32.3), the balance of loan payable and interest payable were reclassified as current liabilities.

In 2015, the Group entered an entrusted bank borrowing agreement, amounted to RMB31.6 million (US$4.9 million), with a subsidiary of a convertible note investor (see Note 21) and China Merchants Bank as entrustment bank. The agreement matures in December 2018, with an annual interest rate of 12% due on maturity of the loan. The loan is secured by the Group’s office building and land use right. The outstanding balance as of December 31, 2017 is RMB38.9 million (US$6.0 million), including RMB7.3 million (US$1.1 million) interest payable. As of December 31, 2017, the Group reclassified the long term borrowing to short term loan as the loan is due within one year.

18. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Other payables and accruals are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	12,841,440	7,461,738	1,146,848
Professional services	10,443,985	7,250,470	1,114,377
Product development services	901,810	849,446	130,557
Marketing and promotion	598	—	—
Funds raised for CrossFire New Mobile Game (see below)	57,499,910	57,499,910	8,837,574
Others	10,615,155	10,638,487	1,635,106

Total	92,302,898	83,700,051	12,864,462

The Group is financing the development of CrossFire New Mobile Game through fund raising on the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2017, the Group had raised RMB57.5 million (US$8.8 million), and the Group plans to raise an additional RMB100.0 million (US$15.4 million) until the game is launched. Under this fund raising arrangement, the Group will share certain percentages of the revenues from CrossFire new mobile game to the investors providing funding to the Group. The Group had also committed to spend certain amounts of the funds raised in marketing, game server purchases and research and development costs of CrossFire New Mobile Game. The Group has invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game and the Group expects to launch this game in 2019. In November 2017, the Group entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in the PRC.

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

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.0 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$26.1 million) as of December 31, 2017.

20. LONG-TERM BORROWING

In 2015, the Group entered into an entrusted bank borrowing agreement, amounted to RMB31.6 million (US$4.9 million), with a subsidiary of a convertible note investor (see Note 21) and China Merchants Bank as entrustment bank. The agreement matures in December 2018, with an annual interest rate of 12% due on maturity of the loan. The loan is secured by the Group’s office building and land use right. The outstanding balance as of December 31, 2017 is RMB38.9 million (US$6.0 million), including RMB7.3 million (US$1.1 million) interest payable. In 2017, the Group reclassified long term borrowing to short term loan as the loan is due within one year.

21. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into agreement with a third-party investor for a private placement of secured convertible notes and warrants for a gross proceeds of US$40,050,000. The transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in 2018, subject to an extension for two years at the discretion of the investor. The convertible notes accrue interest at a rate of twelve percent (12%) per annum and are payable upon maturity of the notes. The notes are secured by the equity interest of the Group’s subsidiaries (The9 Computer and C9I Shanghai), the office building, and land use right with a total net book value of RMB24.3 million. The third-party investor is entitled to put the convertible notes to the Group upon a change in control and upon an event of default.

The notes are divided into three tranches and can be converted into a total of 11,695,513 shares of the Group’s ADS at any time as follows:

Convertible Notes	Principal Amount		Conversion Price
Tranche A	US$	22,250,000	US$	2.60
Tranche B	US$	13,350,000	US$	5.20
Tranche C	US$	4,450,000	US$	7.80

The conversion prices are subject to anti-dilution adjustments in the event the Group issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to the issuance. As of December 31, 2017, no adjustments to the conversion prices had occurred.

The Group has determined that there was BCF attributable to the Tranche A convertible loan as the conversion price is lower than market value at the date of issuance of the convertible note. The value of the BCF is determined to be US$8.1 million (RMB52.7 million), which is equal to the intrinsic value of the conversion feature. The convertible notes are recorded at net carrying value at the date of issuance as follows:

	US$	RMB
Principal Amount	40,050,000	260,068,680
Less:
Fair value allocated to warrants (Note 22)	8,821,883	57,285,780
Beneficial conversion feature	8,112,556	52,679,692
Issuance Cost	3,200,000	20,779,520

Net carrying value	19,915,561	129,323,688

The fair value of warrants, BCF and issuance costs are recorded as debt discount and accreted to interest expense over three years using the effective interest method. The convertible notes should be repaid with principal and interest based on the agreement. For the years ended December 31, 2016 and 2017, the carrying amount of the convertible notes and interest payable is RMB197.3 million and RMB260.6 million (US$40.0 million), respectively. Interest expenses recognized related to the convertible notes are RMB50.4 million and RMB77.0 million (US$11.8 million) for the years ended December 31, 2016 and 2017.

22. WARRANTS

The warrants are exercisable at any time after the commitment date to purchase up to 4,778,846 shares of the Group’s ADS as follows:

Warrants	Principal Amount		Exercise Price
Tranche I	US$	5,000,000	US$	1.50
Tranche A	US$	2,750,000	US$	2.60
Tranche B	US$	1,650,000	US$	5.20
Tranche C	US$	550,000	US$	7.80

For the tranche A, B, C, the expiration date is the third anniversary of the issuance date or if the holder has exercised its option to extend the maturity date of all or any portion of the convertible notes in accordance with the terms and conditions thereof, the fifth anniversary of the issuance date.

The exercise prices of the warrants are subject to anti-dilution adjustments in the event the Company issue ordinary shares at a price per share lower than the applicable exercise price in effect immediately prior to the issuance. As of December 31, 2017, no adjustments to the exercise prices had occurred.

The Group performs valuations of the warrants using a probability weighted Black-Scholes option pricing model. This model requires input of assumptions including the risk-free interest rates, volatility, expected life and dividend rates, and has also considered the likelihood of “down-round” financings. Selection of these inputs involves management’s judgment and may impact net income.

The assumptions used in the Black-Scholes option pricing model for the warrants were as follows:

Warrants	Tranche I	Tranche A	Tranche B	Tranche C
Risk-free interest rate	1.97%	1.71%	1.71%	1.71%
Expected volatility of common stock	73.67%	56.59%	56.59%	56.59%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life of warrants	2.9 years	0.9 years	0.9 years	0.9 years

The fair value of the warrants as of issuance date, December 31, 2016 and 2017 is RMB57.3 million, RMB16.4 million, and RMB3.7 million (US$0.6 million) respectively. The change in fair value of the warrant liability resulted in a gain of RMB48.1 million and a loss of RMB12.6 million (US$1.9 million) for the years ended December 31, 2016 and 2017, respectively.

23. SHAREHOLDER RIGHTS PLAN

On January 8, 2009, the Company adopted a shareholder rights plan. The shareholder rights plan is designed to protect the best interests of the Company and its shareholders by discouraging third-parties from seeking to obtain control of the Company in a tender offer or similar hostile transaction. The shareholder rights plan was amended on March 9, 2009, June 8, 2017 and June 16, 2017.

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

24. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB13.1 million, RMB15.4 million and RMB12.9 million (US$2.0 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

25. SHARE-BASED COMPENSATION

25.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. As of December 31, 2017, options to purchase 1,000,000 ordinary shares were outstanding and options to purchase 25,456,208 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value

Outstanding at January 1, 2017	4,485,200	US$	1.53	US$	3.43	Nil
Granted	—		—		—	—
Exercised	(1,674,995)	US$	0.00		—	Nil

Forfeited	(2,810,205)	US$	0.00		—	Nil

Outstanding at December 31, 2017	—		—		—	—

Vested and expected to vest at December 31, 2017	—		—		—	—

Exercisable at December 31, 2017	—		—		—	—

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil, nil and nil for years ended December 31, 2015, 2016 and 2017 respectively.

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

On November 17, 2015, the Group granted three tranches of share options to certain directors, officers and key employees totaling 8,200,000 shares with predetermined market conditions as summarized below:

Options	Target Price (US$)	Number of Options Vesting
Tranche I	2.60	4,555,556
Tranche II	5.20	2,733,334
Tranche III	7.80	911,110

Total		8,200,000

Of these share options granted, 7,000,000 options is subject only to the predetermined market condition and will vest immediately when the Company’s ADS stock price reaches the respective target stock prices as noted above (“Predetermined Market Condition”). The vesting of the remaining 1,200,000 options are subject to a derived service period in addition to Predetermined Market Condition.

Activities relating to share options subject to with only Predetermined Market Condition are summarized as follows:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value

Outstanding at January 1, 2017	6,500,000	US$	1.53	US$	3.88	Nil
Granted	—		—		—	—
Exercised	(2,379,968)	US$	0.00		—	Nil
Forfeited	(4,120,032)	US$	0.00		—	Nil

Outstanding at December 31, 2017	—		—		—	—

Vested and expected to vest at December 31, 2017	—		—		—	—

Exercisable at December 31, 2017	—		—		—	—

The weighted-average grant-date fair value of shares options with only Predetermined Market Condition during 2015 was US$0.69, US$0.68, US$0.60 for Tranche I, II and III, respectively. The fair values for these share options was calculated using the Monte Carlo Simulation model with the key following assumptions:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.69

The share options subject to both Predetermined Market Condition and service conditions are as followed:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value

Outstanding at January 1, 2017	1,150,000	US$	1.53	US$	3.88	Nil
Granted	—		—		—	—
Exercised	(425,029)	US$	0.00		—	Nil
Forfeited	(724,971)	US$	0.00		—	Nil

Outstanding at December 31, 2017	—		—		—	—

Vested and expected to vest at December 31, 2017	—		—		—	—

Exercisable at December 31, 2017	—		—		—	—

The weighted-average grant-date fair value of options granted with multiple conditions during 2015 was US$0.71, US$0.68, US$0.60 for Tranche I, II and III, respectively. The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation mode with the key following assumption:

Risk-free interest rate		1.66%
Expected life (years)		4.49-5.0
Expected dividend yield		0
Volatility		62%
Fair value of options at grant date	US$	0.60-US$0.71

On August 6, 2016, The Group granted share options totaling 6,000,000 shares to Zhu Jun and a third-party consultant as a reward for facilitating the Mongolia funding platform with total funding amount of RMB157.5 million (US$24.2 million) to the Group. According to ASC 718, the share option was applicable to the performance condition due to the share options would be vested in line with the percentage of funding received by the Group.

The following table summarizes the share option activities subject to performance condition:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value

Outstanding at January 1, 2017	6,000,000	US$	1.86	US$	4.60	Nil
Granted	—		—		—	—
Exercised	(1,848,544)	US$	0.00		—	Nil
Forfeited	(3,151,456)	US$	0.00		—	Nil

Outstanding at December 31, 2017	1,000,000	US$	1.86		—	Nil

Vested and expected to vest at December 31, 2017	1,000,000	US$	1.86	US$	3.60	Nil

Exercisable at December 31, 2017	365,079	US$	1.86	US$	3.60	Nil

The grant-date fair value of share options with performance condition during 2016 was US$0.93. The fair value of the awards that are based on the performance condition was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate		0.85%
Expected life (years)		2.9
Expected dividend yield		0
Volatility		78%
Fair value of options at grant date	US$	0.93

Modification of Share-Based Awards

On April 22, 2013, the Group modified the exercise prices of share options granted to 234 directors, officers and employees granted to US$2.41 per share, which was the market price on the date of modification. The original exercise price of the modified options ranged from US$7.36 to US$4.78.

On June 13, 2015, the Group extended the expiration dates of the stock options granted to 25 directors, officers and employees, with expirations dates of August 26, 2015 and December 10, 2015 to August 26, 2020, and the exercise price of these share options was also reduced to US$1.78 which was the closing sale price on June 12, 2015.

On November 17, 2015, the Group modified the exercise prices of share options granted to 15 directors, officers and employees to US$1.53 per share, the closing price of the last trading day. The original exercise price of the modified options ranged from US$1.78 to US$2.41.

During 2015, 2016 and 2017, as a result of these modifications, the Group recognized incremental compensation cost of RMB11.8 million (US$1.8 million), nil and nil respectively upon modification for the vested portion.

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

Cancelation and Acceleration Vesting of Share-Based Awards

On June 6, 2017, the Group canceled a portion of the options totaling 10,806,665 and accelerated the vesting and exercise of the remaining options totaling 6,328,535 for options granted to 15 directors, officers and employees. The exercise price was modified to US$0.00, which the original exercise price of the accelerated vesting options ranged from US$1.53 to US$1.86. The incremental compensation cost recognized due to the cancelation and acceleration vesting of options was RMB33.0 million (US$5.1 million) in 2017. The fair value of the options canceled and accelerated vested under service and performance condition was measured on the modification date using Binomial Tree Pricing Model with the following assumptions:

Risk-free interest rate	1.16%-1.62%
Expected life (years)	4.49-5.0
Expected dividend yield	0
Volatility	62%-74%
Fair value of options at modification date	US$0.06-US$0.31

The fair value of the options canceled and accelerated vested under market condition was measured on the modification date using the Monte Carlo Simulation mode with the following assumptions:

Risk-free interest rate	1.52%
Expected life (years)	5.0
Expected dividend yield	0
Volatility	72%
Fair value of options at modification date	US$0.18-US$0.25

Share-Based Compensation

For the years ended December 31, 2015, 2016 and 2017, the Group recorded share-based compensation of RMB32.0 million, RMB25.8 million and RMB37.7 million (US$5.8 million), respectively, for options granted to the Group’s employees and directors, including compensation cost due to the cancelation and accelerated vesting of the option exercised in June 2017.

As of December 31, 2017, there was approximately RMB3.8 million (US$0.6 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options, for the options with performance condition issued to non-employee, a third-party consultant, subject to ASC 505-50, unrecognized compensation cost would be addressed in Commitment (see Note 32). The cost related to performance condition option was recognized according to the funding schedule. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

25.2 Ordinary shares granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 shares granted will vest when the Group achieves breakeven and 1,000,000 shares will vest when the Group’s cumulative profit reaches US$5.0 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board of Directors considered the grant of ordinary shares as an incentive to retain Mr. Zhu’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It was considered probable the performance targets will be met for the total of 1,500,000 ordinary shares. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. On December 7, 2015, 500,000 shares granted to Incsight Limited were vested. The awarded non-vested shares would be valid for additional three years and will expire on December 7, 2018. The Group recorded share-based compensation of RMB1.2 million, RMB1.9 million and RMB0.5 million (US$0.1 million) for the years ended December 31, 2015, 2016 and 2017, respectively. The following table reflects the activity of non-vested shares for the year ended December 31, 2017:

	Number of Options	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2017	1,000,000	US$	6.48
Granted	—		—
Forfeited	—		—
Vested	—		—

Non-vested at December 31, 2017	1,000,000	US$	6.48

25.3 Stock options and ordinary shares granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock options to purchase common shares or restricted shares. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common shares reserved to 22,855,591. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2017, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2017, options to purchase 5,476,250 shares of common stock were outstanding and options to purchase 15,475,087 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors for the year ended December 31, 2017:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at January 1, 2017	6,621,336	US$	0.053	4.09	Nil
Granted	—		—	—	—
Exercised	—		—	—	Nil
Forfeited	(1,145,086)	US$	0.052	—	Nil
Outstanding at December 31, 2017	5,476,250	US$	0.053	3.08	Nil

Vested and expected to vest at December 31, 2017	5,476,250	US$	0.053	3.08	Nil

Exercisable at December 31, 2017	3,895,819	US$	0.055	3.01	Nil

The option`s intrinsic value was calculated by the excess of the estimated fair value of Red 5`s common shares, which was determined by the Group with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2015, 2016 and 2017 were US$1,200, nil and nil, respectively.

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

Red 5 recorded share-based compensation of RMB0.8 million, RMB0.4 million and RMB0.3 million (US$0.1 million) for options and shares of restricted common stock granted for the year ended December 31, 2015, 2016 and 2017, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2017, there was approximately RMB0.3 million (US$0.1 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 1.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty and other service fees related to IPTV business charged by ZTE9 to the Group amounted to RMB13.0 million and RMB7.1 million (US$1.1million) for years ended December 31, 2016 and 2017, respectively. The Group provided IPTV related advertising services to ZTE9 of RMB0.5 million and nil as of December 31, 2016 and 2017, respectively. Total amount due to ZTE9 for IPTV business was RMB16.8 million and RMB2.7 million (US$0.4 million) as of December 31, 2016 and 2017, respectively. In 2016, the Group lent RMB2.8 million to ZTE9 to fund its operations. In 2017, the Group lent RMB4.0 million (US$0.6 million) to ZTE9 to fund its operation. Total amount due from ZTE9 for outstanding loans was RMB12.7 million and RMB2.1 million (US$0.3 million) as of December 31, 2016 and 2017, respectively.

In 2016, the Group charged service fee, (including internet data center (“IDC”) rental fee, office rental fee, etc.), to Jiucheng Advertisement of RMB4.5 million and the service fee was paid in 2016. In 2017, the service fee was RMB0.1 million (US$0.01 million) which remained outstanding as of December 31, 2017.

In 2014, the Group entered into a license agreement with System Link, a 50% joint venture of the Group, for publishing and operating Firefall for a five-year term in the PRC. Under this license agreement, System Link is expected to pay Red 5 and Red 5 Singapore a total of no less than US$160.0 million (including license fee and royalties) during the term of the agreement. In 2015, System Link paid US$10.0 million to the Group as license fee. The Group recorded the US$10.0 million as amount due to the related party and was to amortize the amount over the five-year period. System Link has been dormant since the cessation of Firefall in March 2016 and the termination of CrossFire 2 license in November 2017. As Red 5 was no longer required to render any service to System Link in relation to the operation of Firefall. Red 5 recognized the remaining unamortized license fee for Firefall as revenue in 2017. The balance due to System Link (non-current) was RMB 54.1 million and nil as of December 31, 2016 and 2017, respectively. The Group recognized licensing revenue of RMB13.6 million and RMB 51.1 million (US$7.9 million) for the years ended December 31, 2016 and 2017, respectively.

Transaction with T3

In 2016, Asian Way entered into a license agreement with T3, an equity investee of the Group, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2017.

Transaction with Zhu Jun

Mr. Zhu Jun, the chairman and chief executive officer, extended loans of RMB60.0 million and RMB73.9 million (US$11.4 million) to the Group as of December 31, 2016 and 2017, respectively. The loans were interest-free and the outstanding balance of RMB25.2 million and RMB75.2 million (US$11.6 million), remained as of December 31, 2016 and 2017, respectively.

27. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	RMB	US$
				(Note 3)

Numerator:

Net loss attributable to ordinary shareholders before accretion on redeemable noncontrolling interest	(304,828,354)	(593,781,589)	(118,165,850)	(18,161,759)

Accretion on redeemable noncontrolling interest	(79,805,706)	(82,890,188)	(57,126,233)	(8,780,141)

Net loss attributable to ordinary shareholders	(384,634,060)	(676,671,777)	(175,292,083)	(26,941,900)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	23,235,848	23,874,102	33,426,448	33,426,448

Loss per share

- Basic and diluted	(16.55)	(28.34)	(5.24)	(0.81)

The Company had 18,656,564, 22,914,046 and 5,778,846 stock options, warrants and non-vested shares outstanding as of December 31, 2015, 2016 and 2017, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

28. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserved funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities were nil for the years ended December 31, 2015, 2016 and 2017. The accumulated reserves as of December 31, 2017 was RMB3.8 million (US$0.6 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB28.9 million (US$4.4 million) as of December 31, 2017, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2017, approximately RMB32.7 million (US$5.0 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

29. NONCONTROLLING INTEREST

As of December 31, 2017, the Group’s non-controlling interests mainly included equity interest in Red 5, The9 Education, and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2015, 2016 and 2017.

	December 31, 2015	December 31, 2016	December 31, 2017
	RMB	RMB	RMB
Net loss attributable to The9 Limited	(304,828,354)	(593,781,589)	(176,510,501)

Transfers (to) from the noncontrolling interest:
Increase in The9 Limited’s additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	75,563	436,128	—
Change in The9 Limited’s additional paid-in capital for adjustment on non-controlling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares (1)	80,903	253,396,755	(7,060)

Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(304,671,888)	(339,948,706)	(176,517,561)

(1)	In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited and certain other shareholders of Red 5, whereby the Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) owned in Red 5 for a total of 723,313,020 (after a one-to-five stock split) of newly issued shares of L&A, after deducting a 6% of total shares received (769,481,940 shares) for the payment of a service fee to a third-party consultant. As a result, the percentage of noncontrolling interest in Red 5 changed from 10.4% to 58.1%, after deducting shares of Series B redeemable convertible preferred shares (“SBPS”) from total shares of Red 5.

30. REDEEMABLE NONCONTROLLING INTEREST

In January 2014, Red 5 issued 27,438,952 SBPS to a third-party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), for an aggregate consideration of RMB118.3 million (US$18.2 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million (US$3.9 million).The purchase price for these common shares was determined to be less than fair value as the transaction was contemplated in conjunction with the issuance of the SPBS. The difference between the purchase price and fair value of SBPS as determined by the Group with the assistance of an independent valuation firm, amounted to RMB131.3 million (US$20.2 million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$2.0 million).

Due to stock exchange transaction with L&A in 2016, a 37% share of SBPS was owned by L&A. As of December 31, 2017, the holders of SBPS were as follows:

	December 31, 2016	December 31, 2017
Holder	Number of Shares	Number of Shares
L&A International Holdings Ltd.	10,180,553	10,180,553
Shanghai Oriental Pearl Culture Development Co., Ltd.	17,258,399	17,258,399

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

Dividends

The holder of each share of SBPS shall be entitled to receive dividends at the rate per share of $0.038237 per annum if and when a dividend is declared on common shares. The preferred shares participate in dividends on an as-converted basis and must be paid prior to any payment on common shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into common shares at the same applicable conversion price.

Redemption

At any time on or after April 1, 2017, if requested by at least 50% of the holders of SBPS then outstanding, Red 5 shall redeem all of the outstanding SBPS at a redemption price equal to 200% of the issuance price in three equal annual installments. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 10% per annum from the issuance date of SBPS (see Note 32).

Voting

Each SBPS has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of SBPS shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

The holders of SBPS have preference over holders of common shares with respect to distribution of assets upon voluntary or involuntary liquidation of the Company. The holders of SBPS shall be entitled to receive 100% of the original issue price (“preferred liquidation”). The holders of SBPS are also entitled to distribution of remaining assets from preferred liquidation, along with other shareholders, while the total distribution entitled to the holders of SBPS should not exceed 200% of the original issue price.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2017
	RMB	RMB	US$
			(Note 3)
Redeemable noncontrolling interest opening balance	178,605,097	246,771,133	37,928,029
Issuance of Redeemable noncontrolling interest	—	—	—
Net profit/(loss) attributable to redeemable noncontrolling interest	(14,724,152)	2,117,303	325,423
Accretion of Redeemable noncontrolling interest	82,890,188	57,126,232	8,780,141

Redeemable noncontrolling interest ending balance	246,771,133	306,014,668	47,033,593

31. DISPOSAL OF A SUBSIDIARY

On August 21, 2017, Beijing Yingke entered into a proposed acquisition agreement with Shanghai IT and Yunmei Partnership, which owned 70% and 30% equity interest in The9 Education, respectively. Beijing Yingke has proposed to acquire the entire equity interest of The9 Education for consideration of RMB12.0 million, payable to Shanghai IT and Yunmei Partnership for RMB8.6 million and RMB3.6 million, respectively.

The proposed acquisition is to sell the shell company of The9 Education, which is listed on NEEQ. Beijing Yingke will not take over the operation of educational services of The9 Education. In November 2017, The9 Education passed a resolution for issuance of additional 20,000,000 new ordinary shares with a par value of RMB1 each, and the new shares were taken and paid-up by Beijing Yingke. In 2017, Shanghai IT received an advance of RMB6.8 million from Beijing Yingke, and Shanghai IT transferred 5,600,000 ordinary shares to Beijing Yingke accordingly. As of December 31, 2017, disposal of The9 Education was yet to be completed. Shanghai IT owned 8.75% equity interest in The9 Education and controls The9 Education through a VIE structure. The assets and liabilities of The9 Education will be transferred from the shell company to Shanghai IT or be disposed off upon completion of the transaction.

Followed the disposal of shell company, the Group intends to dispose of the business operation of educational services for a minimal consideration. The intended disposal of educational services will not have a significant effect on the Group’s operations and financial results. The Group has classified the assets and liabilities directly associated with the assets of educational services as held for sale as of December 31, 2017.

32. COMMITMENTS AND CONTINGENCIES

32.1 Operating lease commitments

The Group has no significant outstanding operating lease arrangements as of December 31, 2017.

Total rental expenses amounted to RMB19.4 million, RMB 12.7 million and RMB 4.8 million (US$0.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

32.2 Other operating commitments

The Group is financing the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2017, the Group had raised RMB57.5 million (US$8.8 million), and the Group plans to raise an additional RMB100.0 million (US$15.4 million) until the game is launched. Under this fund raising arrangement, the Group will share certain percentages of the revenues from CrossFire New Mobile Game to investors providing funding to the Group. The revenues to be shared to the investors will be deposited to a bank account monitored by the Group, Inner Mongolia Culture Assets and Equity Exchange and the funding advisor. The Group had also committed to spend certain amounts of the funds raised in the marketing, game server purchases and research and development costs of CrossFire New Mobile Game. In August 2016, the Group granted a third-party consultant 1,000,000 options to acquire shares of the Group as payment for consulting services related to the RMB157.5 million (US$24.2 million) financing plan of CrossFire Mobile Game with Inner Mongolia Culture Assets and Equity Exchange. The options will vest in accordance with the schedule of the actual funding to be received. In October 2016, 365,079 options were vested after the Group received the first funding of RMB57.5 million (US$8.8 million). As of December 31, 2017, 634,921 options remain unvested. The financing fee remains as advances until the financing arrangement is concluded.

In June 2017, Shanghai IT has entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.4 million) in Beijing Ti Knight. As of December 31, 2017, Shanghai IT has invested RMB4.0 (US$0.6 million) and has a remaining capital contribution commitment amounting to RMB5.0 million (US$0.8 million), which is due within one year. Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.0 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2017, the Group has both a capital commitment and a purchase commitment amounting to RMB5.0 million (US$0.8 million) and RMB6.8 million (US$1.0 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of future revenue from the game.

In June 2017, the Group entered into a share purchase agreement with each of Ark Pacific Special Opportunities Fund I, L.P. (“AP Fund”) and Incsight Limited (“Incsight”), respectively, pursuant to which the Group will issue and sell 12,500,000 ordinary shares of the Group, par value of US$0.01, at a per share price of US$1.20 to each of AP Fund and Incsight for an aggregate consideration of US$30.0 million. AP Fund is controlled by its general partner, Ark Pacific Investment Management Limited (“AP Management”). Incsight is controlled and wholly owned by Mr. Zhu Jun, our chairman and executive officer. After the transactions described above complete, the Group will be subject to certain redemption rights of the investors in accordance with these agreements. As of the report date, the transaction is subject to customary closing conditions and has not been completed.

32.3 Contingencies

In June 2016, Asian Development borrowed HK$92.3 million (US$11.8 million) from a financial services company at an annual interest rate of 2% for a term of 24 months. This loan is secured by 417,440,000 shares of L&A (see Note 17). Pursuant to the financing agreement (“Agreement”), such loan is considered to be in default since the market price of the pledged shares had fallen below the collateralized stock price by more than 35% for ten consecutive trading days. Asian Development had not made any remediation pursuant to the Agreement. Upon default, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender under the Agreement, the lender may claim against Asian Development to recover any outstanding amounts under the Agreement, in addition to foreclosure of the pledged shares as mentioned above.

As mentioned in Note 26, Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. The process of legal proceedings may be lengthy and costly and may divert the attention of the management. If the Group cannot settle the dispute with Qihoo 360 and cannot obtain a judgment in favor of the Group, additional costs or damages may be incurred to adversely affect the Group’s business, financial condition and results of operations.

The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

As described in Note 30, in August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2017 (see Note 30). Per the Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the report date, there was no such preferred shareholder requiring Red 5 to redeem the preferred stock.

33. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China (including PRC, Taiwan, Hong Kong and Macau), North America and other areas.

The following geographic area information includes revenue based on location of players for the years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)
Greater China	33,201,421	48,041,372	19,690,716	3,026,407
North America	8,382,753	3,012,901	51,156,109	7,862,550
Other areas	4,827,157	5,145,013	2,301,731	353,770

Total	46,411,331	56,199,286	73,148,556	11,242,727

A majority of the Group’s assets are located in Greater China.

34. SUBSEQUENT EVENTS

In January 2018, the Group entered into a definitive agreement with Red Ace Limited, a company incorporated under the laws of the British Virgin Islands, for the issuance and sale of 3,571,429 ordinary shares of the Group, each with par value US$0.01, to Red Ace Limited. Red Ace Limited will pay consideration with a 29% equity interest in Maxline Holdings Limited (“Maxline”). Maxline based in Hong Kong, is principally engaged in the provision of information technology infrastructure solutions, website and mobile app design, maintenance and support services. Maxline is establishing its business in the PRC. The Group expects that the investment in Maxline will create synergies between its business and Maxline’s business.

In January 2018, the Group’s Board of Directors approved the issuance of stock options to purchase 8,250,000 ordinary shares to certain directors, officers and consultants of the Group, with the exercise price for such share options at US$0.93 per ADS, which was the closing price of our ADSs as of January 23, 2018.

In February 2018, AP Fund assigned its rights and obligations under the share purchase agreement as a whole as well as 12,500,000 unpaid ordinary shares to a third-party, Jupiter Explorer Limited (“Jupiter”). Jupiter assumed all the rights and obligations of AP Fund under the share purchase agreement.

In December 2015, Splendid Days Limited (“Splendid Days”) acquired US$40,050,000 in senior secured convertible notes of the Group and US$9,950,000 in warrants to acquire ordinary shares of the Group pursuant to a convertible note and warrant purchase agreement (see Note 21). Splendid Days is controlled by AP Management. In February 2018, AP Management entered into a share purchase agreement with Truth Beauty Limited (“Truth Beauty”) whereby AP Management sold to Truth Beauty all of the issued and outstanding share capital of Splendid Days.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)

Cost of revenue	—	—	—	—

Gross loss	—	—	—	—

Operating expenses:
Product development	(70,941)	(34,101)	(43,710)	(6,718)
Sales and marketing	(120,735)	(262,674)	(231,884)	(35,640)
General and administrative	(38,475,787)	(40,881,238)	(62,979,090)	(9,679,709)

Total operating expenses	(38,667,463)	(41,178,013)	(63,254,684)	(9,722,067)

Loss from operations	(38,667,463)	(41,178,013)	(63,254,684)	(9,722,067)
Interest expenses, net	(5,858,848)	(50,409,271)	(76,989,899)	(11,833,131)
Fair value change on convertible bonds and warrants	(7,129,161)	48,057,204	12,615,466	1,938,962
Other income (expenses), net	(2,267,335)	(11,163,638)	13,824,005	2,124,711

Loss before income tax expense and share of loss in equity method investments	(53,922,807)	(54,693,718)	(113,805,112)	(17,491,525)
Income tax expense	—	—	—	—
Recovery of equity investment in excess of cost	—	—	60,548,651	9,306,157
Equity in loss of subsidiaries and VIEs	(250,905,547)	(539,087,871)	(64,909,389)	(9,976,390)

Net loss	(304,828,354)	(593,781,589)	(118,165,850)	(18,161,758)

Other comprehensive income (loss):
Currency translation adjustments	5,266,016	5,954,611	(19,027,771)	(2,924,515)

Total comprehensive loss	(299,562,338)	(587,826,978)	(137,193,621)	(21,086,273)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	58,919	18,733	2,879
Prepayments and other current assets, net	974,277	59,008	9,069
Amounts due from intercompany	1,401,819,738	1,380,804,221	212,225,723

Total current assets	1,402,852,934	1,380,881,962	212,237,671
Investments in subsidiaries	(1,522,384,543)	(1,586,024,281)	(243,767,468)

Total assets	(119,531,609)	(205,142,319)	(31,529,797)

LIABILITIES
Current liabilities:
Accounts payable	—	—	—
Other payables and accruals	6,442,626	4,350,126	668,602
Warrants	16,357,737	3,742,271	575,177
Convertible notes	—	260,563,020	40,047,803

Total current liabilities	22,800,363	268,655,417	41,291,582

Convertible notes	197,284,836	—	—

Total liabilities	220,085,199	268,655,417	41,291,582

SHAREHODERS’ EQUITY
Ordinary shares	1,931,642	3,328,852	511,635
Additional paid-in capital	2,525,599,832	2,527,215,315	388,425,882
Statutory reserves	28,071,982	28,071,982	4,314,585
Accumulated other comprehensive loss	2,582,023	(16,445,748)	(2,527,665)
Accumulated deficit	(2,897,802,287)	(3,015,968,137)	(463,545,816)

Total shareholders’ equity	(339,616,808)	(473,797,736)	(72,821,379)

Total liabilities and shareholders’ equity	(119,531,609)	(205,142,319)	(31,529,797)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY -

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note 3)

Cash flows from operating activities:
Net loss	(304,828,354)	(593,781,589)	(118,165,850)	(18,161,758)
Adjustments for:
Employee share-based compensation expense	33,184,307	27,689,259	37,727,861	5,798,666
Fair value change on warrants liability	7,129,161	(48,057,204)	(12,615,466)	(1,938,962)
Amortization of discount and interest on convertible note	2,609,771	50,409,270	76,990,826	11,833,273
Exchange loss (gain)	—	17,116,102	(35,473,519)	(5,452,180)
Recovery of equity investment in excess of cost	—	—	(60,548,651)	(9,306,157)
Equity in loss of subsidiaries and VIEs	250,905,547	539,087,871	64,909,389	9,976,390
Consulting fee paid by equity	—	—	13,454,692	2,067,948
Change in prepayments and other current assets	(856,745)	(62,274)	915,269	140,674
Change in accounts payable	(15,958)	(148,204)	—	—
Change in amounts due from intercompany	(236,543,924)	3,021,127	(130,954,737)	(20,127,375)
Change in other payables and accruals	6,401,724	2,613,023	(2,092,500)	(321,610)

Net cash used in operating activities	(242,014,471)	(2,112,619)	(165,852,686)	(25,491,093)

Cash flows from investing activity:
Settlement payment from investee	—	—	165,812,500	25,484,915

Cash flows from financing activities:
Proceeds from stock option exercises	—	2,142,554	—	—
Proceeds from the issuance of convertible bonds	260,068,680	—	—	—
Payment for the issuance cost related to convertible bonds	(20,779,520)	—	—	—

Net cash provided by (used in) financing activities	239,289,160	2,142,554	—	—
Net change in cash and cash equivalents	(2,725,311)	29,935	(40,186)	(6,178)
Cash and cash equivalents, beginning of year	2,754,295	28,984	58,919	9,057

Cash and cash equivalents, end of year	28,984	58,919	18,733	2,879

Supplement disclosure of cash flow information:

Interest paid	—	—	—	—
Income taxes paid	—	—	—	—

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

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “ Investment in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “ Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2015, 2016 and 2017.

5) Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2016 and 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.