Form 20-F
period 2018-12-31
The9 LTD
filed 2019-04-29
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

George Lai, Chief Financial Officer

Tel: +86-21-5172-9999

Facsimile number: +86-21-5172-9903

Building No. 3, 690 Bibo Road

Zhang Jiang Hi-Tech Park

Pudong New Area, Pudong

Shanghai 201203

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing three ordinary shares, par value US$0.01 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

146,652,558 ordinary shares (excluding 1,702,800 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), par value US$0.01 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities,” (3) the terms “shares” and “ordinary shares” refer to our ordinary shares, and “ADSs” refers to our American depositary shares, each of which represents three ordinary shares, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2018 at US$1.00 to RMB6.8755, which was the noon buying rate in effect as of December 31, 2018. The prevailing rate on April 19, 2019 was US$1.00 to RMB6.7032. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the year ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues(2)	64,840	46,610	56,286	73,208	17,492	2,544
Sales taxes	(563)	(199)	(86)	(59)	(61)	(9)
Net revenues	64,277	46,411	56,200	73,149	17,431	2,535
Cost of revenue	(85,783)	(67,744)	(48,519)	(23,782)	(16,436)	(2,391)
Gross (loss)/profit	(21,506)	(21,333)	7,681	49,367	995	144
Operating expenses	(139,404)	(303,604)	(306,892)	(163,027)	(105,991)	(15,416)
Other operating income/(expenses)	75	(1,563)	3,605	350	230	33
Loss from operations	(160,835)	(326,500)	(295,606)	(113,310)	(104,766)	(15,239)
Impairment on equity investment and available-for-sale investment	—	—	(244,798)	—	(1,386)	(202)
Impairment on other investment	—	—	(2,807)	(9,109)	(7,776)	(1,131)
Interest income	3,415	775	161	31	194	28
Interest expenses	—	(6,397)	(56,472)	(83,922)	(104,777)	(15,239)
Fair value change on warrants liability	—	(7,129)	48,057	12,615	2,251	327
Gain/(loss) on disposal of equity investee and available-for-sale investment	33,154	—	(1,217)	115	—	—
Foreign exchange (loss)/gain	(3,087)	(7,313)	(13,131)	19,206	(20,331)	(2,957)
Other income/(expenses), net	2,124	5,396	3,179	4,670	1,599	233
Loss before income tax expense and share of loss in equity method investments	(125,229)	(341,168)	(562,634)	(169,704)	(234,992)	(34,180)
Income tax benefit	—	—	6,079	—	—	—
Recovery of equity investment in excess of cost	—	—	—	60,549	—	—
Share of loss in equity investments	(3,713)	(13,014)	(110,535)	(2,938)	(4,293)	(624)
Net loss	(128,942)	(354,182)	(667,090)	(112,093)	(239,285)	(34,804)
Net (loss)/gain attributable to:
Noncontrolling interest	(21,443)	(16,656)	(58,584)	3,956	(16,333)	(2,376)
Redeemable noncontrolling interest	(20,877)	(32,698)	(14,724)	2,117	(5,859)	(852)
The9 Limited	(86,622)	(304,828)	(593,782)	(118,166)	(217,093)	(31,576)
Change in redemption value of redeemable noncontrolling interest	21,077	79,806	82,890	57,126	40,919	5,951
Net loss attributable to holders of ordinary shares	(107,699)	(384,634)	(676,672)	(175,292)	(258,012)	(37,527)
Other comprehensive income/(loss); net of tax:
Currency translation adjustments	(1,204)	5,009	(1,755)	(9,526)	(1,314)	(191)
Total comprehensive loss	(130,146)	(349,173)	(668,845)	(121,619)	(240,599)	(34,995)
Comprehensive (loss)/gain attributable to:
Noncontrolling interest	(22,995)	(16,913)	(58,584)	13,458	(24,888)	(3,620)
Redeemable noncontrolling interest	(20,877)	(32,698)	(14,724)	2,117	(5,859)	(852)
The9 Limited	(86,274)	(299,562)	(595,537)	(137,194)	(209,852)	(30,523)
Change in redemption value of redeemable non-controlling interest	21,077	79,806	82,890	57,126	40,919	5,951
Comprehensive loss attributable to holders of ordinary shares	(107,351)	(379,368)	(678,427)	(194,320)	(250,771)	(36,474)
Net loss attributable to holders of ordinary shares per share
Basic	(4.65)	(16.55)	(28.34)	(5.24)	(4.15)	(0.60)
Diluted	(4.65)	(16.55)	(28.34)	(5.24)	(4.15)	(0.60)
Net loss attributable to holders of ordinary shares per ADS(3)
Basic	(4.65)	(16.55)	(28.34)	(5.24)	(4.15)	(0.60)
Diluted	(4.65)	(16.55)	(28.34)	(5.24)	(4.15)	(0.60)

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	181,482	49,011	38,878	142,624	4,256	619
Non-current assets	261,477	460,837	262,854	139,997	131,673	19,151
Total assets	517,331	538,095	350,892	323,109	164,687	23,953
Total current liabilities	296,591	427,966	573,749	819,445	908,424	132,125
Total equity	64,888	(241,076)	(702,054)	(802,351)	(1,084,812)	(157,779)
Redeemable noncontrolling interest	131,497	178,605	246,771	306,015	341,075	49,607
Total liabilities, redeemable noncontrolling interest and equity	517,331	538,095	350,892	323,109	164,687	23,953

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.8755 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”
(2)	Effective from January 1, 2018, we adopted ASC topic 606 Revenue from Contracts with Customers, a new accounting standard on the recognition of revenue, and have applied such accounting standards to the year ended December 31, 2018. The financial data for the year ended December 31, 2014, 2015, 2016 and 2017 have not been recast and as such are not comparable with the financial data for the year ended December 31, 2018. The adoption of ASC 606 did not have material impact on our financial results.
(3)	Each ADS represents three ordinary shares.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred a net loss of RMB667.1 million, RMB112.1 million and RMB239.3 million (US$34.8 million) for the year ended December 31, 2016, 2017 and 2018, respectively, as we continue to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. In 2016, we recorded a gross profit of RMB7.7 million primarily due to a decrease in cost of revenues, which resulted from a decrease in amortization of intangible assets following an impairment of intangible assets in mid-2016. In 2017, we had a gross profit of RMB49.4 million, primarily due to an increase in revenue, which was resulted from recognition of deferred licensing fees, and a decrease in cost of revenues, which resulted from a decrease in amortization of intangible assets following an impairment of intangible assets in mid-2016. In 2018, we recorded a gross profit of RMB1.0 million (US$0.1 million) primarily due to a decrease in revenue. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

Our cash and cash equivalents decreased from RMB142.6 million as of December 31, 2017 to RMB4.3 million (US$0.6 million) as of December 31, 2018, primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games, such as Pop Fashion, Q Jiang San Guo and Knight Forever. We recorded negative operating cash flow of RMB179.8 million, RMB86.7 million and RMB101.2 million (US$14.7 million) for the year ended December 31, 2016, 2017 and 2018, respectively. Furthermore, as of December 31, 2016, 2017 and 2018, we recorded net current liabilities of RMB485.7 million, RMB636.3 million and RMB875.4 million (US$127.3 million), respectively. Our net current liabilities positions as of December 31, 2016, 2017 and 2018 were primarily due to the continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB3,233.1 million (US$470.2 million) and total current liabilities exceeded total assets by approximately RMB743.7 million (US$108.2 million) as of December 31, 2018. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2018 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

Our business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

We operate in a highly competitive and dynamic market, and our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games, primarily mobile games. However, we do not have a proven track record of developing such games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

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

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. In January 2018, we decided to build up our blockchain-related technology capacities and we plan to provide customized services in connection with the development of blockchain-technology-enabled products. In March 2019, we entered into a joint venture agreement with Faraday&Future Inc., or F&F, to establish a joint venture and serve China with electric vehicles designed and developed by F&F. However, there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. There may be licensing and compliance requirements regarding new lines of business and the regulatory regime governing certain new markets could remain unclear. We may invest significant time and resources to develop new lines of business or new products and services, and the attention of our management may be distracted from our core business. Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience material decrease in cash and cash equivalents balance and we may require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, payment of license fees and royalties, sales and marketing activities, as well as investment or acquisition transactions. We expect to continue to incur product development costs to develop our proprietary online games, primarily mobile games, and license fees and royalties to obtain game licenses from third-party developers. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed. For example, we entered into a share purchase agreement in June 2017 with each of Ark Pacific Special Opportunities Fund I, L.P. or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, to raise an aggregate of US$30.0 million through equity financing. Such transactions did not succeed and were terminated in February 2019. To meet our anticipated capital needs, we have engaged and are considering multiple alternatives, including but not limited to additional equity financings, debt financings, launch of new games, other financing transactions, and cost control. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to successfully complete any such transaction or conduct any cost control measure with results favorable to us, or at all. If we are unable to obtain the necessary financing, we may need to license or sell our assets, seek to be acquired by another entity and/or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, in December 2015, we issued and sold senior secured convertible notes, or the Convertible Notes, in an aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days, in three tranches at initial conversion prices of US$7.8, US$15.6 and US$23.4 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued warrants, or the Warrants, in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively. As of the date of this annual report, only the first tranche of the Warrants in a principal amount of US$5,000,000 with the initial exercise of US$4.5 per ADS was still outstanding. In December 2015, we obtained an entrusted loan of approximately RMB31.6 million from a third party. In 2016, we obtained bank loans of approximately RMB25.0 million which was subsequently fully repaid in 2017. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” The Convertible Notes and the aforesaid loans significantly increased our debt obligations and any conversion or exercise, as applicable, of the Convertible Notes and Warrants by Splendid Days and any issuance of new shares may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance, our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. For example, in June 2016, Asian Development Limited, or Asian Development, our wholly-owned subsidiary, borrowed a loan of HK$92.3 million from a financial services company, which is secured by a pledge of shares of L&A International Holding Limited, or L&A. As Asian Development is currently in default of the loan due to a sharp decline in the share price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan. As of the date of this annual report, we had not received any claims from the lender against Asian Development. In addition, we entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019, pursuant to which the Convertible Notes should be repaid by May 31, 2019 by the proceeds from planned sale of the mortgaged properties. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

The Convertible Notes are subject to redemption rights by holders upon a change of control of our company or an event of default, and they contain covenants that may restrict our ability to declare dividends and our operational and financial flexibility.

In December 2015, we completed the issuance and sale of the Convertible Notes. Pursuant to the terms of the Convertible Notes, if we undergo a change of control, holders of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interest thereon, if any. The Convertible Notes define a “change of control” to include: (1) our company’s consolidation with, or merger with or into, any other company, and vice versa; (2) our company disposing of all or substantially all of its assets; (3) the adoption of a plan relating to the liquidation or dissolution of our company; or (4) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holders will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interest thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default of any indebtedness of our company or our principal subsidiaries in the amount exceeding US$500,000. In March 2017, AP Fund has provided us with a waiver agreement waiving its right to declare the Convertible Notes immediately due and payable and request redemption as a result of the default of Asian Development under the HK$92.3 million loan. We entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019, pursuant to which the Convertible Notes should be repaid by May 31, 2019 by the proceeds from planned sale of the mortgaged properties. If there is a change of control of our company and any event of default under the Convertible Notes, and our cash flows and capital resources are insufficient to fund our debt service obligation, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, which could cause a material and adverse impact on our operations and financial results.

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

The Convertible Notes are secured by a pledge of our 100% equity interest in each of The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, and China The9 Interactive (Shanghai) Limited, or C9I Shanghai, our wholly-owned subsidiaries in China. Each of The9 Computer and C9I Shanghai holds a significant portion of our assets and operations in China, and The9 Computer possesses the effective control over Shanghai IT, the affiliated PRC entity that operates our online game business and other ICP related businesses, through a series of contractual arrangements. If we default under the Convertible Notes in the future, the holders may enforce their claims against our equity interests in these two wholly-owned subsidiaries to satisfy our obligations under the Convertible Notes. In such an event, the holders could gain ownership of all the equity interests in The9 Computer and C9I Shanghai, and, as a result, own and control these subsidiaries as well as Shanghai IT. As we conduct substantially all of our operations in China through Shanghai IT, if we default under the Convertible Notes, we could lose control or ownership of our assets and operations in China, which would materially and adversely affect our operations and financial results. In addition, the Convertible Notes are also secured by a mortgage over our office building in Shanghai, which we currently use as our principal executive offices. In March 2019, we entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, and agreed to use the proceeds from planned sale of the mortgaged properties to repay the Convertible Notes.

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

Our operations are primarily conducted in China and a significant majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal development in China. Although the Chinese economy has grown significantly in the past decade, its growth started to slow down since 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Subsequent to the financial crisis in 2008, there has been considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. Following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the European Union, the U.K. government initiated a process to leave the European Union (a process often referred to as “Brexit”) and negotiations between the United Kingdom and the European Union remain ongoing and are complex. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In March 2018, the United States announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the U.S. have each imposed tariffs indicating the potential for further trade barriers. Tariff discussions between the U.S. and China are ongoing and fluid. Any prolonged slowdown in the global or Chinese economy or the recurrence of any financial disruptions in any jurisdiction may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. In addition, our customers may reduce, delay or cease discretionary spending on our products and services, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

We have invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game and we expect to launch this game in the second half of 2019. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China. There is no assurance that CrossFire New Mobile Game can be successfully developed, tested and launched, or that once CrossFire New Mobile Game is launched, we will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire New Mobile Game due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire New Mobile Game will attract sufficient users and be commercially successful.

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

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in August 2014, we formed a joint venture company, System Link, with Qihoo 360, for publishing and operating Firefall, a massive multiplayer online first person shooting game, or MMOFPS, in China. In the same month, System Link licensed Firefall from our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, for a term of five years. In November 2015, our joint venture Oriental Shiny, which is majority-owned by System Link, obtained an exclusive license from Smilegate to publish and operate CrossFire 2 in China for an initial term of three years, subject to an extension to five years. In March 2019, we entered into a joint venture agreement with F&F. The immediate objective of this joint venture is to exclusively manufacture and distribute certain electric car model designed and developed by F&F in China. Our contribution to the joint venture is subject to the satisfaction of certain conditions, such as the establishment of the joint venture and funding arrangements. We will be a 50% partner in the joint venture upon its establishment with control over business operations. We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint venture we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. For example, Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. The process of legal proceedings may be lengthy and costly and may divert the attention of our management. If we cannot settle the dispute with Qihoo 360 and cannot obtain a judgment in favor of us, we may incur additional costs or damages and our business, financial condition and results of operations may be adversely affected. In addition, if our relationship with Qihoo 360 continues to deteriorate and we fail to identify an alternative partner with similar resources, we may no longer be able to continue to carry out the business conducted through System Link or its affiliates, and our operating results, business prospect and reputation may be materially and adversely affected. Our investments may also be subject to market conditions and therefore are uncertain whether our resources and expenses devoted are able to be converted into revenue. For example, the license to publish and operate CrossFire 2 was terminated in 2017 due to the slowdown of massively multiplayer online game market. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of impairment losses, which could materially and adversely affect our results of operations.

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

Because the PRC government restricts our ownership of ICP, Internet culture operation and Internet publishing businesses in China, we primarily depend on Shanghai IT, in which we have no ownership interest, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to obtain effective control over Shanghai IT. Such contractual arrangements may not be as effective as direct ownership in providing us with control over Shanghai IT. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2016, 2017 and 2018, Shanghai IT contributed 60.4%, 25.8% and 92.2%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

We cannot assure you that we are able to obtain and maintain requisite approvals or fulfill other requisite registration or filing procedures required by the relevant PRC governmental authorities in a timely manner, or at all. From time to time, we also rely on certain third-party licensors of domestically developed online games to obtain approvals and complete filings with the PRC regulatory authorities. If we or any such third-party licensors fail to obtain the required approvals or complete the filings, we may not be able to continue the operation of such games. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the People’s Republic of China, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, our affiliated entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate. However, we cannot assure you that Shanghai IT will meet these criteria and continue to be qualified as an HNTE if we apply to the tax authorities in the future.

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

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, The9 Computer and C9I Shanghai as general VAT payers are subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entities as small-scale VAT payers are subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and affiliated PRC entities may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2018. We however were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2018.

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

Changes in accounting standards may adversely affect our financial statements

A change in accounting standards or practices may have a significant effect on our results of operations and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the application thereof and changes to current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification 606, “Revenue from Contracts with Customers,” or ASC 606, became effective on January 1, 2018. We adopted ASC 606 on January 1, 2018. There may be other standards that become effective in the future that may have a material impact on our consolidated financial statements and will result in a significant gross up of both our assets and liabilities.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. As our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Currently, most of our recurring users are young males, including students. Due to the recent population and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, on December 1, 2016, the Ministry of Culture (currently known as the Ministry of Culture and Tourism) issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which became effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the gaming industry is highly sensitive to business and personal discretionary spending, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has slowed down since 2012 and has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, MIIT, GAPPRFT, the Ministry of Culture and the Tourism (formerly known as the Ministry of Culture), or MCT, the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an Internet content provider must obtain a value-added telecommunications business operating license for ICP, or ICP License, in order to engage in any commercial ICP operations within China. In addition, an online games operator must also obtain a license from the MCT and a license from GAPPRFT in order to distribute games through the Internet. Furthermore, an online game operator is required to obtain approval from the MCT in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to obtain or maintain any of the required filings, permits or approvals in the future, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

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

MCT has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas.

MCT has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in China. Failure to obtain or renew approvals or to complete filings for online games, including mobile games, may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in China, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

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

We are exposed to foreign exchange risk arising from various currency exposures. A portion of our financial assets and liabilities, primarily the Convertible Notes, are denominated in U.S. dollars while currently a significant portion of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Since the change in policy in July 2005, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the RMB appreciated approximately 7.2% against the U.S. dollar. On April 16, 2012, the People’s Bank of China further enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient RMB policy, which could result in further appreciation of RMB against other major currencies. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces. In recent years, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China.

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

Currently, a significant portion of our revenues are denominated in RMB. Restrictions on currency exchange in China limit our ability to utilize revenues generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE or designated banks is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals' Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock incentive awards are be subject to these regulations. However, neither our PRC plan participants nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our PRC plan participants to complete their SAFE registrations may subject these PRC residents or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us, or otherwise materially adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements, the promulgation schedule of both the “negative list” under the FIL and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our affiliated PRC entities through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the PRC laws and regulations to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share. Furthermore, it is uncertain whether the M&A Rules, security review rules or the other PRC regulations regarding the acquisitions of PRC companies by foreign investors will be amended when the FIL becomes effective in the future.

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

Risks Related to Our Shares and ADSs

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares (MVPHS), minimum market value of listed securities (MVLS) and various additional requirements. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum Market Value of Listed Securities (“MVLS”) for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs would be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We later transferred our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. After Nasdaq’s approval of such transfer, we have been compliant with the minimum MVLS for the Nasdaq Capital Market till the date of this annual report. If we fail to satisfy Nasdaq Capital Market’s continued listing requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market.

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

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Further, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation) holds our ADSs or ordinary shares, such U.S. Holders will generally be subject to reporting requirements and may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and in subsequent taxable years even if we cease to be a PFIC in subsequent taxable years. See “Item 10. Additional Information—E. Taxation—U. S. Federal Income Taxation—Passive Foreign Investment Company.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ADSs and ordinary shares as well as the application of the PFIC rules.

Substantial future sales or the perception of sales of our ADSs or ordinary shares could adversely affect the price of our ADSs.

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Splendid Days in three tranches at initial conversion prices of US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively. In connection with the sale of Convertible Notes, we also issued the Warrants in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, respectively. Among the four tranches Warrants, only the first tranche of the principal amount of US$5,000,000 with the initial exercise price of US$4.5 per ADS is still outstanding. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” Pursuant to the relevant agreement, we registered the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, which was declared effective by the SEC on June 17, 2016. Upon registration, any ordinary shares that Splendid Days would acquire by conversion of the Convertible Notes or exercise of the Warrants will become freely tradable.

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

In April 2016, Shanghai The9 Education Technology Inc., or The9 Education, one of our then consolidated affiliated entities, previously listed on the New Third Board. In August 2017, Shanghai IT entered into a transaction with Beijing Yingke Artwork Co., Ltd., or Beijing Yingke, and certain other parties, pursuant to which Beijing Yingke would acquire all of the equity interest in The9 Education for an aggregate consideration of RMB12.0 million and Shanghai IT would assume the assets and liabilities of The9 Education after the completion of the transaction. Prior to the transaction, Shanghai IT and an unrelated third party held 70% and 30% of equity interest in The9 Education, respectively. Moreover, The9 Education issued certain new shares to Beijing Yingke in November 2017. The transaction was closed in January 2018 and we no longer consolidate The9 Education since then.

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

In January 2018, we completed a share exchange transaction with Red Ace Limited, or Red Ace, a British Virgin Islands company, whereby we exchanged approximately 3,571,429 ordinary shares newly issued by us for approximately 29.0% equity interest of Maxline Holdings Limited, a Cayman Islands company engaged in the provision of information technology infrastructure solutions, website and mobile app design, held by Red Ace. We do not consolidate the results of Maxline Holdings Limited into our results of operations and treat it as an equity investee.

In September 2018, we completed a share exchange transaction with Leading Choice Holding Limited, or Leading Choice, a company incorporated in Hong Kong, and the shareholder of Leading Choice for the issuance and sale of 21,000,000 ordinary shares of our company to Leading Choice in exchange for 20% equity interest in Leading Choice at that time as consideration.

In September 2018, we completed a share exchange transaction with Plutux Limited, or Plutux, a company incorporated in Gibraltar, and a shareholder of Plutux for the issuance and sale of 21,000,000 ordinary shares of our company to the participating shareholder of Plutux in exchange for 8% equity interest in Plutux at that time as consideration.

In March 2019, we signed a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute, and sell electric cars in China. Under the terms of the joint venture agreement, we will make capital contribution of up to US$600.0 million in three equal installments to the joint venture, and F&F will make contributions including its use right in a piece of land in China for electric cars manufacturing and will grant the joint venture an exclusive license to manufacture, market, distribute and sell certain F&F’s car model and other potential selected car models in China, in each case subject to the satisfaction of certain conditions, such as the establishment of the joint venture and funding arrangements.

Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

In 2017 and 2018, we received several written notifications from the Nasdaq Stock Market indicating that we no longer met the continued listing requirement for the Nasdaq Global Market. We regained compliance and continued to list on Nasdaq Global Market. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum Market Value of Listed Securities, or MVLS, for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs will be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We decided to transfer our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. After Nasdaq’s approval of such transfer, we have been compliant with the minimum MVLS for the Nasdaq Capital Market till the date of this annual report. For further discussion about Nasdaq rules deficiency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”

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

We primarily operate and develop proprietary and licensed online games. We are developing several proprietary mobile games, including CrossFire New Mobile Game, Q Jiang San Guo and Audition.

We generate our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs.

In 2018, we stepped into the blockchain-related service market. We have invested in several companies to conduct activities related to the development of blockchain-technology-enabled products.

Products and Services

Online Games

We operate and develop proprietary or licensed online games, primarily mobile games, and TV games.

As of the date of this annual report, we or our joint ventures own or have licenses to operate or develop the following online games in China and other countries:

Game	Developer/ Licensor	Description	Status

Knight Forever	The9	Mobile game	Launched in China in June 2018, and launched in South Korea, Taiwan, Hong Kong, Macau in September 2018

CrossFire New Mobile Game	The9 / Smilegate	Mobile game	Under development

Q Jiang San Guo	The9	Mobile game	Under development

Audition	Asian Way Development Limited / T3 Entertainment	Mobile game	Under development

Pop Fashion	The9	Mobile game	Launched in China in December 2018, and launched in Korea in March 2019

•	Knight Forever. is our proprietary mobile game that we have been developing since 2017. We launched Knight Forever in China in June 2018, and later in South Korea, Taiwan, Hong Kong, Macau in September 2018. In March 2019, it was also launched in Singapore, Malaysia, North America and Europe.

•	CrossFire New Mobile Game. In January 2016, we obtained a right from Smilegate to develop a mobile game based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. The development of the game is financed with funding through Inner Mongolia Culture Assets and Equity Exchange. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China. We expect to launch CrossFire New Mobile Game in the second half of 2019.

•	Q Jiang San Guo. Q Jiang San Guo is our proprietary mobile game that we have been developing since 2017. We plan to start the online test in South Korea and Taiwan in June 2019.

•	Audition. Asian Way Development Limited obtained a right from T3 Entertainment to develop a mobile game based on the intellectual property relating to a game called Audition and has sublicensed all of its rights and obligations with respect to the development, marketing, distribution and publishing of the game to a third-party company.

•	Pop Fashion is a proprietary game developed by us. Pop Fashion is a match-3 game which was launched on the third-party platform in China in December 2018. We started online operations in South Korea in March 2019.

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

IPTV Game Platform. In February 2013, we established ZTE9, a joint venture, with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province of China. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment to ZTE9. The joint venture operates the business of “IPTV Game Platform,” a home entertainment online video platform built upon a TV set top box.

Blockchain-Related Services

In January 2018, The9 Singapore Pte. Ltd, our wholly-owned subsidiary in Singapore, reached a partnership agreement with Gingkoo Technology Company Limited, or Gingkoo Technology, to provide blockchain related services. We plan to provide the services related to the development, investment and financing of blockchain-technology-enabled products, such as cryptocurrencies, to global enterprises, while Gingkoo Technology will provide technical support for us to build up the block-chain technology capacities.

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

Electric Vehicles

In March 2019, we entered into a joint venture agreement with F&F, to establish a joint venture and serve China with electric vehicles designed and developed by F&F. We will be a 50% partner in the joint venture with control over business operations. The joint venture will serve the China market with manufacturing, marketing, distribution and sale of certain car model and other potential selected car models designed and developed by F&F, in each case subject to the satisfaction of certain conditions, such as the establishment of the joint venture and funding arrangements.

Other Products and Services

Our other products and services mainly consist of technical consulting services in connection with our blockchain-related business.

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Government Regulations

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM, and the National Development and Reform Commission, or NDRC, and together with Existing FIE Laws and their respective implementation rules and ancillary regulations. The Catalogue lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, on June 28, 2018, the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog and the previous negative list thereunder.

On March 15, 2019, the National People's Congress promulgated the FIL, which will come into effect on January 1, 2020 and upon then the FIL will replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. As a result, we conduct our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, one of our affiliated PRC entities. Shanghai IT is owned by Zhimin Lin and Wei Ji, both of whom are PRC citizens.

In the opinion of our PRC counsel, Zhong Lun Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the MCT, GAPPRFT and the State Administration for Industry and Commerce. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000), as amended in 2014 and 2016;

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016;

•	The Administrative Measures for Telecommunications Business Operating License (2017);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;

•	Administrative Measures on Network Publication (2016);

•	The Tentative Measures for Administration of Online Games (2010), as amended in 2017; and

•	The Foreign Investment Industrial Guidance Catalogue (2017), as amended in 2018.

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

On December 1, 2016, the MCT (formerly known as the Ministry of Culture) issued the MOC Online Games Regulation, which became effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, MOC further clarified the scope of online game operations. Online game operations shall include technical testing of online games by means of, for example, making the online games available for user registration, opening the fee-charging system of the online games, and providing client-end software with direct server registration and login functions. In addition, enterprises that engage in providing user systems, fee-charging systems, program downloading, publicity and promotion and other services for online game products of other operating enterprises and that share revenue from online game operations shall be deemed as engaging in joint operations, and shall be subject to relevant obligations. In addition, this circular sets the regulatory standard for distributing virtual items, as follows:

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

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, MCT and GAPPRFT. These measures specifically prohibit Internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which was aimed at protecting the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthened the administration of the Internet cafés, reinstated the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and ordered all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, pursuant to the MOC Online Games Regulation, which was issued on December 1, 2016 by the MCT (formerly known as the Ministry of Culture), an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the Internet and online games, and its supervision of Internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be adversely affected by public opinion and government policies in China.”

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

Regulations on Privacy Protection

PRC laws and regulations prohibit Internet content providers from collecting and analyzing personal information from their users without user’s prior consent. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. In addition, PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, it may be liable for damages caused to its users and it may be subject to administrative penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall perform their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall comply with the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, MCT requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, MCT may impose penalties on us, including revoking the Internet culture operation license required for the operation of online games in China. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.

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

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside China unless the prior approval of SAFE or authorized banks is obtained. Furthermore, foreign investment enterprises in China in general may purchase foreign exchange without the approval of SAFE or authorized banks for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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

The9 Limited (Cayman Islands)
100%
The9 Interactive, Inc. (Delaware)
100%
City Channel Limited (Hong Kong)
100%
Asian Way Development Limited (Hong Kong)
100%
New Star International Development Limited (Hong Kong)
34.7%
Red 5 Studios Inc. (Delaware)
100%
Red 5 Singapore Pte. Ltd. (Singapore)
100%
Asian Development Limited (Hong Kong)
100%
GameNow.net (Hong Kong) Limited (Hong Kong)
100%
China The9 Interactive Limited (Hong Kong)
100%
1111 Limited (Hong Kong)
100%
Fast Supreme Development Limited (Hong Kong)
100%
The9 Singapore Pte. Ltd (Singapore)
90%
Supreme Exchange Limited (Malta)
100%
China Crown Technology Limited (Hong Kong)
100%
Ninebit Inc. (Cayman Islands)
Silver Express Investment Limited (Hong Kong)
100%
Outside China
Inside China
100%
China The9 Interactive (Beijing) Limited
100%
China The9 Interactive (Shanghai) Limited
100%
Jiu Tuo (Shanghai) Information Technology Limited
100%
Jiu Jing Era Information Technology (Beijing) Limited
100%
The9 Computer Technology Consulting (Shanghai) Co. Ltd.*
100%
Shanghai Jiuchang Investment Co.Ltd.
Ji Wei
64%
Lin Zhi Min
36%
Shanghai The9 Information Technology Co., Ltd.
60%
Shanghai Shencai Chengjiu Information Technology Co., Ltd.
100%
Shanghai Morning Technology Co. , Ltd.
100%
Wuxi Interest Dynamic Network Technology Co., Ltd.
100%
Changsha Quxiang Network Technology Co., Ltd.
100%
Hangzhou Fire Rain Network Technology Co. , Ltd.
80%
Shanghai Jiushi Interactive Network Technology Co., Ltd.
Enquiry interest
Contractual arrangements

D.	Property, Plants and Equipment

Our headquarters are located on premises comprising approximately 14,000 square meters in an office building in Shanghai, China. We purchased the office building in which our headquarters are located, and lease all of our other premises from unrelated third-parties. Our office building has been mortgaged to secure the Convertible Notes in the aggregate principal amount of US$40,050,000 issued and sold to Splendid Days and an entrusted loan of approximately RMB31.6 million that we obtained from a third party in December 2015, which may be sold to repay the Convertible Notes. We may switch to another principal executive office. In addition, we have subsidiaries located in the United States and Singapore and small branch offices in Beijing, China.

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

Revenue Composition and Sources of Revenue. In 2016, 2017 and 2018, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue(1):
Online game services	48,566	86.3	71,564	97.8	16,551	2,407	94.6
Other revenues	7,720	13.7	1,644	2.2	941	137	5.4
Total revenues	56,286	100.0	73,208	100.0	17,492	2,544	100.0

(1)       Effective from January 1, 2018, we adopted ASC topic 606, a new accounting standard on the recognition of revenue, and have applied such accounting standards to the year ended December 31, 2018. The financial data for the year ended December 31, 2016 and 2017 have not been recast and as such are not comparable with the financial data for the year ended December 31, 2018. The adoption of ASC topic 606 did not have material impact on our financial results.

Online Game Services. In 2016, 2017 and 2018, revenues from our online game services amounted to RMB48.6 million, RMB71.6 million and RMB16.6 million (US$2.4 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Before August 1, 2018, we recorded our IPTV revenue on a gross basis. As we became an agent in the operation of IPTV games since August 1, 2018, we started to record our IPTV revenues net of amounts we paid to third-party operators.

Other Revenues. Other revenues mainly included revenues from the provision of technical services to customers.

Effective from January 1, 2018, we adopted ASC topic 606, a new accounting standard on the recognition of revenue, and applied the modified retrospective method to contracts that were not completed as of January 1, 2018 and we have applied such accounting standards to the year ended December 31, 2018. The adoption of ASC topic 606 did not have material impact on our financial results.

Cost of Revenue. Our cost of revenue consists of costs directly attributable to rendering our services, including online game royalties, payroll, sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software and other overhead expenses directly attributable to the services we provide.

Before August 1, 2018, we recorded our IPTV revenue on a gross basis. As we became an agent in the operation of IPTV games since August 1, 2018, we started to record our IPTV revenues net of amounts we paid to third-party operators, and such amounts were no longer included in the cost of revenue.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and gain on disposal of subsidiaries.

Product Development Expenses. Our product development expenses consist primarily of compensation to our product development personnel, outsourced research and development expenses, equipment and software depreciation charges and other overhead expenses for the development of our proprietary games. Our product development expenses amounted to RMB78.0 million, RMB45.1 million and RMB24.6 million (US$3.6 million) for the year ended December 31, 2016, 2017 and 2018, respectively. Most of our proprietary online games have entered into their final stages of development and we have the ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and marketing expenses incurred to promote our games and compensation expenses relating to our sales and marketing personnel. Our sales and marketing expenses amounted to RMB21.3 million, RMB9.1 million and RMB2.3 million (US$0.3 million) for the year ended December 31, 2016, 2017 and 2018, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services and equity transactions. General and administration expenses amounted to RMB129.0 million, RMB108.8 million and RMB89.6 million (US$13.0 million) for the year ended December 31, 2016, 2017 and 2018, respectively. General and administrative expenses continued to decrease from 2016 to 2018, which reflects our cost cutting efforts.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million for the year ended December 31, 2016. We did not have such impairment charges for the year ended December 31, 2017 and 2018.

Impairment Loss on Goodwill. We had no impairment charges of goodwill for the year ended December 31, 2017 and 2018. We had impairment charges on goodwill of RMB10.6 million for the year ended December 31, 2016, which represented the impairment of goodwill in connection with our acquisition of Red 5 in 2010. In 2016, due to the weaker-than-expected operating performance of Red 5, we concluded that the goodwill was fully impaired.

Gain on disposal of subsidiaries. We had gain on disposal of subsidiaries of RMB10.5 million (US$1.5 million) for the year ended December 31, 2018, including gain on disposal of The9 Education of RMB10.0 million (US$1.5 million). We had no gain on disposal of subsidiaries for the year ended December 31, 2016 and 2017.

Other Operating Income. We had other operating income of RMB0.3 million and RMB0.2 million (US$0.03 million) for the year ended December 31, 2017 and 2018, respectively, both primarily attributable to office rental income. We had other operating income of RMB3.6 million for the year ended December 31, 2016, including primarily IDC rental income and office rental income of RMB4.2 million, which were partially offset by the disposal of property, equipment and software of RMB0.6 million.

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

Income and Sales Taxes

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and revised on February 24, 2017 and December 29, 2018, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Our subsidiaries and affiliated entities in the PRC that hold a HNTE qualification are entitled to enjoy a 15% preferential EIT rate.

In addition, under the EIT Law, enterprises organized under the laws of their respective jurisdictions outside the PRC may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their PRC-sourced dividend income if they have no establishment or place of business in the PRC or if such income is not related to their establishment or place of business in the PRC, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the EIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain PRC subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between the PRC and Hong Kong, dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval and filing procedures of relevant tax authority.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, The9 Computer and C9I Shanghai as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ending December 31, 2018 and subsequent taxable years and state income tax at a rate of 8.84%, respectively.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue Recognition

We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. We do not believe that significant management judgments are involved in revenue recognition. We adopted ASC topic 606 using the modified retrospective transition approach method, reflecting the cumulative effect of initially applying the new standard to revenue recognition in 2018. We evaluated all revenue streams to assess the impact of implementing ASC topic 606 on revenue contracts. The adoption of ASC topic 606 did not change our consolidated balance sheets, consolidated statement of cash flows, or consolidated statement of changes in equity as of, or for the year ended, December 31, 2018.

Online game services

We earn revenue from provision of online game operation services to players on the game servers and third-party platforms and overseas licensing of the online game to other operators. We grant operation right on authorized games, together with associated services which are rendered to the customers over time. We adopt virtual item / service consumption model for the online game services. Players can access certain games free of charge, but many of them purchase game points to acquire in-game premium features. We may act as principal or agent through the various transaction arrangements we entered into.

The determination on whether to record the revenue gross or net is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have general inventory risk; (iii) change the product or perform part of the services; (iv) have latitude in establishing the selling price; and (v) have involvement in the determination of product or service specifications. The assessment is performed for all of the licensed online games.

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online games operators are recognized upon consumption of the in-game premium features based on the gross of revenue sharing-payments to third-party operators, but net of VAT. We obtain revenue from the sale of in-game virtual items. Revenues are recognized when the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that active players and players' behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

When acting as agent

With respect to games license arrangements we entered into with third-party operators, if the terms provide that (i) third-party operators are responsible for providing game desired by the game players; (ii) the hosting and maintenance of game servers for running the games are the responsibility of third-party operators; (iii) third-party operators have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by us; and (iv) publishing, providing payment solution and market promotion services are the responsibilities of third-party operators and we are responsible to provide the license of intellectual property and subsequent technical services, then we consider ourselves as an agent of the third-party operators in such arrangement with game players. Accordingly, we record the game revenues from these licensed games, net of amounts paid to the third-party operators.

Licensing revenue

We license our proprietary online games to other game operators and receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized evenly throughout the license period after commencement of the game, given that our intellectual property rights subject to the license are considered to be symbolic and the licensee has the right to access such intellectual property rights as they exist over time when the license is granted. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services.

Technical services

Technical services mainly include blockchain-related consulting services where we provide services related to the designing, programming and other related services to our customers.

These revenues are recognized when delivery of the service has occurred or when services have been rendered and the collection of the related fees are reasonably assured.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we satisfy its performance obligations and have the unconditional right to payment.

Deferred revenue relates to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB5.4 million (US$0.8 million) for the year ended December 31, 2018.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2016, 2017 and 2018, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2016, 2017 and 2018, we did not have any material interest and penalties associated with tax positions.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our business acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In September 2011, the Financial Accounting Standards Board, or FASB, issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We have adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we complete a two-step goodwill impairment test in December of each year. The first step is to compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. After completing our annual impairment reviews during the fourth quarter of 2015, the reporting unit that was subject to the annual impairment testing had a fair value which exceeded its respective carrying value by a significant margin with no risk of failing the first step of the impairment test. In 2016, due to the weaker-than-expected operating performance of Red 5, we concluded that goodwill was fully impaired as of December 31, 2016. There was no goodwill as of December 31, 2017 or December 31, 2018.

Share-Based Compensation

Under the 2004 Stock Option Plan, or the Option Plan, we granted options to purchase a total of 355,000 and 10,110,000 ordinary shares of our company to our employees and directors in 2013 and 2015, respectively. We did not grant any options under the Option Plan in 2014. We granted options to purchase a total of 6,000,000, nil and 8,250,000 ordinary shares of our company in 2016, 2017 and 2018, respectively.

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

In January 2018, we granted 8,250,000 options to directors, officers and consultants, of which 5,750,000 shares would vest based on their services period with our company and 2,500,000 shares granted would vest subject to their performance condition. We measured the fair value of the options using the Black-Scholes option-pricing model. In September 2018, we canceled a total of 6,200,000 shares granted in January 2018.

Share-based compensation expenses of RMB28.1 million, RMB38.0 million and RMB3.9 million (US$0.6 million) were recognized for the year ended December 31, 2016, 2017 and 2018, respectively, for options and warrants granted to our company’s and its subsidiaries’ employees and directors, including compensation cost due to the acceleration vesting and exercise of options in June 2017.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment loss on investments of RMB2.8 million, RMB9.1 million and RMB9.2 million (US$1.3 million) was recognized in 2016, 2017 and 2018, respectively.

Impairment on Long-lived Assets

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB68.0 million, nil and nil were recognized in 2016, 2017 and 2018, respectively.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.7 million) as of December 31, 2018.

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

Redeemable Noncontrolling Interests

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues(2):
Online game services	48,565,620	71,564,023	16,552,080	2,407,255
Other revenues	7,719,902	1,644,143	941,335	136,911
Sales taxes	(86,236)	(59,610)	(60,557)	(8,808)
Net revenues	56,199,286	73,148,556	17,431,858	2,535,358
Cost of revenue	(48,518,779)	(23,782,054)	(16,435,590)	(2,390,457)
Gross profit	7,680,507	49,366,502	996,268	144,901
Operating (expenses)/income:
Product development	(77,991,408)	(45,112,396)	(24,555,308)	(3,571,421)
Sales and marketing	(21,286,647)	(9,089,969)	(2,325,818)	(338,276)
General and administrative	(129,047,846)	(108,824,680)	(89,853,331)	(13,029,355)
Impairment on intangible assets	(68,003,805)	—	—	—
Impairment loss on goodwill	(10,561,857)	—	—	—
Gain on disposal of subsidiaries	—	—	10,473,159	1,523,258
Total operating expenses	(306,891,563)	(163,027,045)	(105,991,298)	(15,415,794)
Other operating income	3,604,749	349,954	229,538	33,385
Loss from operations	(295,606,307)	(113,310,589)	(104,765,492)	(15,237,508)
Impairment on equity investment and available-for-sale investment	(244,798,058)	—	(1,386,174)	(201,611)
Impairment on other investments	(2,806,439)	(9,109,312)	(7,776,157)	(1,130,995)
Interest income	161,144	30,525	193,928	28,206
Interest expenses	(56,471,609)	(83,922,200)	(104,776,674)	(15,239,135)
Fair value change on warrants	48,057,204	12,615,466	2,251,427	327,456
(Loss)/gain on disposal of equity investee and available-for-sale investment	(1,217,405)	115,349	—	—
Foreign exchange (loss)/gain	(13,131,779)	19,206,747	(20,331,430)	(2,957,084)
Other income, net	3,179,508	4,669,587	1,598,663	232,516
Loss before income tax expense and share of loss in equity method investments	(562,633,741)	(169,704,427)	(234,991,909)	(34,178,155)
Income tax benefit	6,079,282	—	—	—
Recovery of equity investment in excess of cost	—	60,548,651	—	—
Share of loss in equity investments	(110,535,486)	(2,937,131)	(4,292,887)	(624,375)
Net loss	(667,089,945)	(112,092,907)	(239,284,796)	(34,802,530)
Net (loss)/gain attributable to noncontrolling interest	(58,584,204)	3,955,640	(16,332,968)	(2,375,532)
Net (loss)/gain attributable to redeemable noncontrolling interest	(14,724,152)	2,117,303	(5,858,902)	(852,142)
Net loss attributable to The9 Limited	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Accretion on redeemable noncontrolling interest	(82,890,188)	(57,126,233)	(40,918,773)	(5,951,389)
Net loss attributable to holders of ordinary shares	(676,671,777)	(175,292,083)	(258,011,699)	(37,526,245)

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.8755 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

(2)	Effective from January 1, 2018, we adopted ASC topic 606, a new accounting standard on the recognition of revenue, and have applied such accounting standards to the year ended December 31, 2018. The financial data for the year ended December 31, 2016 and 2017 have not been recast and as such are not comparable with the financial data for the year ended December 31, 2018. The adoption of ASC topic 606 did not have material impact on our financial results.

Year 2018 Compared to Year 2017

Revenues. Our revenues decreased by 76.1%, from RMB73.2 million in 2017 to RMB17.5 million (US$2.5 million) in 2018, primarily due to the decreases in (i) Firefall license revenue from System Link by RMB37.9 million (US$5.5 million) as Firefall ceased operations and all revenue had been recognized in 2017, (ii) IPTV revenue by RMB5.3 million (US$0.8 million) in 2018 as we started to record revenues net of amounts we paid to third-party operators of IPTV games since August 1, 2018, and (iii) revenue from Song of Knight by RMB1.3 million (US$0.2 million) as Song of Knight ceased operations in 2018.

Online Game Services. Our revenues from our online game services decreased by 76.8%, from RMB71.6 million in 2017 to RMB16.6 million (US$2.4 million) in 2018. The decrease was primarily attributable to the decreases in (i) Firefall license revenue from System Link by RMB37.9 million (US$5.5 million) as Firefall ceased operations and all revenue had been recognized in 2017, (ii) IPTV revenue by RMB5.3 million (US$0.8 million) in 2018 as described below, and (iii) revenue generated from Song of Knight by RMB1.3 million (US$0.2 million) as Song of Knight ceased operations in 2018.

Our revenues from TV games decreased by 30.8% from RMB17.2 million in 2017 to RMB11.9 million (US$1.7 million) in 2018. The decrease was partly attributable to the change of the revenue recognition policy of the revenue from TV games. Previously, we recorded our IPTV revenue on a gross basis. As we became an agent in the operation of IPTV games since August 1, 2018, we started to record revenues net of amounts we paid to third-party operators, and such amount of fees were no longer included in our cost of revenue. As a result, we did not record any revenues from TV games after August 1, 2018.

Other Revenues. Revenues generated from other products and services decreased from RMB1.6 million in 2017 to RMB0.9 million (US$0.1 million) in 2018, primarily due to a decrease in revenue generated by our education business conducted by The9 Education as we disposed The9 Education in January 2018.

Cost of Revenue. Cost of revenue decreased by 31.1% from RMB23.8 million in 2017 to RMB16.4 million (US$2.4 million) in 2018, primarily due to (i) the decrease in payroll as a result of the optimization of our organizational structure in 2018, and (ii) the change of revenue recognition policy of IPTV revenues.

Operating Expenses. Operating expenses decreased by 35.0% from RMB163.0 million in 2017 to RMB106.0 million (US$15.4 million) in 2018.

Product Development Expenses. Product development expenses decreased by 45.5% from RMB45.1 million in 2017 to RMB24.6 million (US$3.6 million) in 2018. The decrease was primarily due to a decrease in salaries for the product development personnel as the headcount of product development personnel decreased.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 74.6% from RMB9.1 million in 2017 to RMB2.3 million (US$0.3 million) in 2018. The decrease in sales and marketing expenses was primarily due to a decrease in the salaries for the sales and marketing personnel and a decrease of marketing expenses.

General and Administrative Expenses. General and administrative expenses decreased by 17.6% from RMB108.8 million in 2017 to RMB89.6 million (US$13.0 million) in 2018. The decrease was primarily due to a decrease in payroll-related expenses as a result of our cost control measures and a decrease in share-based compensation expenses.

Gain on Disposal of Subsidiaries. We recorded gain on disposal of subsidiaries of RMB10.5 million (US$1.5 million) in 2018. The increase is mainly due to a gain from disposal of The9 Education completed in January 2018.

Other Operating Income. We had an other operating income of RMB0.2 million (US$0.03 million) in 2018, including primarily office rental income. We had an other operating income of RMB0.3 million in 2017, including primarily office rental income.

Impairment on Other Investment. We recorded an impairment of other investment amounting of RMB7.8 million (US$1.1 million) in 2018, primarily due to the decrease in the market value of our investments in Shanghai Ronglei, Plutux, Smartposting and Beijing Ti Knight. We recorded an impairment of other investment amounting to RMB9.1 million in 2017, primarily due to the decrease in the market value of our investment in Smartposting and Beijing Ti Knight.

Interest Income. Interest income increased from RMB0.03 million in 2017 to RMB0.2 million (US$0.03 million) in 2018.

Interest Expenses. Interest expenses increased from RMB83.9 million in 2017 to RMB104.8 million (US$15.2 million) in 2018, primarily due to the increase in accrued interest expenses on the Convertible Notes. The interest expenses of the Convertible Notes were calculated by using effective interest rate method.

Fair Value of Change on Warrants. We had a fair value of change on convertible bonds and warrants of RMB2.3 million (US$0.3 million) in 2018, primarily due to a decrease in our share price as of December 31, 2018 compared to December 31, 2017.

Gain (loss) on disposal of equity investee and available-for-sale investment. We had no gain or loss on disposal of equity investee and available-for-sale investment in 2018. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB0.1 million in 2017 in connection with the disposal our partial shareholding in L&A.

Foreign exchange gain (loss). We recorded foreign exchange loss of RMB20.3 million (US$3.0 million) in 2018, as compared to foreign exchange gain of RMB19.2 million in 2017, primarily due to the appreciation of U.S. dollar against Renminbi in 2018.

Other Income, Net. We recorded other net income of RMB1.6 million (US$0.2 million) in 2018, as compared to other net income of RMB4.7 million in 2017, primarily due to a decrease in government subsidies received in 2018.

Recovery of equity investment in excess of cost. We did not record any recovery of equity investment in excess of cost in 2018, while we recorded recovery of equity investment in excess of cost of RMB60.5 million in 2017, which was non-recurring in nature.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares increased from RMB175.3 million in 2017 to RMB258.0 million (US$37.5 million) in 2018.

Year 2017 Compared to Year 2016

Revenues. Our revenues increased by 30.1%, from RMB56.3 million in 2016 to RMB73.2 million in 2017, primarily due to the increase in revenues from the recognition of remaining unamortized Firefall licensing fees from System Link.

Online Game Services. Our revenues from our online game services increased by 47.4%, from RMB48.6 million in 2016 to RMB71.6 million in 2017. The increase was primarily due to an increase in revenues from the recognition of remaining unamortized Firefall licensing fees from System Link of RMB33.4 million in 2017. Such increase was partially offset by the decrease in revenues due to the cease of operations of Firefall in the United States and Europe and Song of Knights in China in July 2017.

Our revenues from TV games decreased from RMB24.0 million in 2016 to RMB17.2 million in 2017. Unlike PC online games, our TV games are operated through telecommunication carriers and we do not maintain information relating to active users pursuant to our cooperation agreements with the telecom carriers.

Other Revenues. Revenues generated from other products and services decreased by 78.7% from RMB7.7 million in 2016 to RMB1.6 million in 2017, primarily due to a decrease in our revenues from providing technical training to college students on mobile application programming.

Cost of Revenue. Cost of revenue decreased by 51.0% from RMB48.5 million in 2016 to RMB23.8 million in 2017, primarily due to a decrease in amortization of intangible assets following an impairment of intangible assets and a decrease in IPTV cost in 2017.

Operating Expenses. Operating expenses decreased by 46.9% from RMB306.9 million in 2016 to RMB163.0 million in 2017.

Product Development Expenses. Product development expenses decreased by 42.2% from RMB78.0 million in 2016 to RMB45.1 million in 2017. The decrease was primarily due to a decrease in staff cost relating to research and a decrease in depreciation expenses of fixed assets and rental fees of Red 5 as Red 5 ceased the operation of Firefall in 2017 and had no business operations since then.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 57.3% from RMB21.3 million in 2016 to RMB9.1 million in 2017. The decrease in sales and marketing expenses was primarily due to a decrease in expenses incurred for Firefall.

General and Administrative Expenses. General and administrative expenses decreased by 15.7% from RMB129.0 million in 2016 to RMB108.8 million in 2017 The decrease was primary due to a decrease in payroll-related expenses under our cost control measures and a decrease in agency fees and related charges for the pledge of L&A shares.

Impairment on Intangible Assets. We had impairment charges on certain intangible assets of RMB68.0 million and nil for the year ended December 31, 2016 and 2017, respectively.

Impairment Loss on Goodwill. We recorded impairment of goodwill of RMB10.6 million and nil for the year ended December 31, 2016 and 2017, respectively.

Other Operating (Expenses) Income. We had an operating income of RMB0.3 million in 2017, including primarily office rental fee. We had an operating income of RMB3.6 million in 2016, including primarily IDC rental fee and office rental fee of RMB4.2 million, which were partially offset by the disposal of property, equipment and software of RMB0.6 million.

Impairment on Available-for-sale Investment. We did not record impairment on available-for-sale investments in 2017. We recorded an impairment on available-for-sale investment of RMB244.8 million in 2016, primarily due to a decrease in the share price of L&A, which we classify as available-for-sale investment.

Impairment on Other Investment. We recorded an impairment of other investment amounting to RMB9.1 million in 2017, primarily due to the decrease in the market value of our investment in Smartposting and Beijing Ti Knight. We recognized the impairment of RMB5.1 million and RMB4.0 million for Smartposting and Beijing Ti Knight, respectively, in 2017. We recorded an impairment of other investment amounting of RMB2.8 million in 2016, primarily due to a decrease in the market value of our investment in Tandem Fund II, L.P., or the Tandem Fund.

Interest Income. Interest income decreased from RMB0.2 million in 2016 to RMB0.03 million in 2017, primarily due to a decrease in our bank cash deposits during 2017.

Interest Expenses. Interest expenses increased from RMB56.5 million in 2016 to RMB83.9 million in 2017, primarily due to the increase in accrued interest expenses on the Convertible Notes.

Fair Value of Change on Warrants. We had a fair value of change on convertible bonds and warrants of RMB12.6 million in 2017, primarily due to a decrease in our share price as of December 31, 2017 compared to December 31, 2016.

Gain (loss) on disposal of equity investee and available-for-sale investment. We have disposed partial shareholding in L&A and recorded a gain on disposal of equity investee and available-for-sale investment of RMB0.1 million in 2017. We recorded a loss on disposal of equity investee and available for sale investment of RMB1.2 million in November 2016 in connection with the disposal of all of our equity interest in Crowdstar Inc., our equity investee, to a third-party investor.

Foreign exchange gain (loss). We recorded foreign exchange gain of RMB19.2 million in 2017, as compared to foreign exchange loss of RMB13.1 million in 2016, primarily due to the depreciation of U.S. dollars against Renminbi in 2017.

Other Income (Expenses), Net. We recorded other net income of RMB4.7 million in 2017, as compared to other net expenses of RMB3.2 million in 2016, primarily due to the government subsidies received in 2017.

Recovery of equity investment in excess of cost. We recorded recovery of equity investment in excess of cost of RMB60.5 million in 2017, primarily related to the settlement payment of US$25.0 million received due to the termination of the CrossFire 2 license agreement related to and the joint venture agreement entered into by and between Oriental Shiny and Smilegate. Oriental Shiny and Smilegate agreed to terminate the CrossFire 2 license agreement in October 2017, and a settlement agreement was entered into by and among Qihoo 360, Smilegate and us. Pursuant to the settlement agreement, the joint venture agreement between Oriental Shiny and Smilegate would be terminated subsequent to the settlement payments of an aggregate amount of US$50.0 million by Smilegate. Smilegate later made settlement payments of US$25.0 million to Qihoo 360 and us, respectively. During 2017, we offset our share of losses in System Link for 2017 against the compensation of US$25.0 million from Smilegate and reduced our investment in System Link to nil. The remaining portion of the compensation, i.e. RMB60.5 million, was recorded as a gain as we have no further funding obligation to System Link or Oriental Shiny.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares decreased from RMB676.7 million in 2016 to RMB175.3 million in 2017.

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

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE or designated banks. Approval from or registration with appropriate government authorities and authorized banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2018, such restricted portion was RMB8.2 million (US$1.2 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2016, 2017 and 2018, as reflected on our statutory accounts, including registered capital and statutory reserves, were approximately RMB76.1 million, RMB52.0 million and RMB42.4 million (US$6.2 million) higher than the amounts determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2016, 2017 and 2018, we had RMB38.9 million, RMB142.6 million and RMB4.3 million (US$0.6 million), respectively, in cash and cash equivalents. The decrease in cash and cash equivalents from 2017 to 2018 was primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games. The increase in cash and cash equivalents from 2016 to 2017 was primarily because we received US$25.0 million settlement payment from one of our investees in 2017.

We have an accumulated deficit of approximately RMB3,233.1 million (US$470.2 million) and total current liabilities exceeded total assets by approximately RMB743.7 million (US$108.2 million) as of December 31, 2018. We also had a net loss of approximately RMB239.3 million (US$34.8 million) for the year ended December 31, 2018, and have not generated significant revenues or positive cash flows from operations since 2009. We expect to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve revenue growth. To meet our capital needs, we have engaged and are considering multiple alternatives, including but not limited to debt financings, other financing transactions, launch new games and cost control, as discussed below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Launch of New Games

We have launched and plan to launch our proprietary mobile online games, including the CrossFire New Mobile Game, Audition, Q Jiang San Guo and Pop Fashion. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted an exclusive right to publish the CrossFire New Mobile Game and Audition in China. We have invested significant financial and personnel resources in development of our proprietary CrossFire New Mobile Game and we expect to launch this game in 2019.

Issue of Tokens

In 2018, we stepped into the blockchain-related service market. We invested in several blockchain-related companies to conduct related services and development of blockchain-technology-enabled products. In January 2018, we have subscribed a total of 5,297,257 tokens at a consideration of US$2.0 million from a third-party company and the tokens are expected to be issued in 2019.

Other External Financing

We intend to obtain financial support from related parties in the future.

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

We believe that, upon the successful implementation of the foregoing potential sources of cash flow and potential cost control measures, we may have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the 12 months following the date of this annual report.

Pursuant to the Convertible Note and Warrant Purchase Agreement dated November 24, 2015, on December 11, 2015, we issued and sold the Convertible Notes in the aggregate principal amount of US$40,050,000 to Splendid Days Limited, or Splendid Days. We received net proceeds of US$36,850,000 from the sale of the Convertible Notes. The Convertible Notes are divided into three tranches in principal amounts of US$22,250,000, US$13,350,000 and US$4,450,000, respectively, which will be convertible at the option of the holder at any time into our ADSs at initial conversion prices of US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively, provided that at no time shall the holder convert any portion of the Convertible Notes if subsequent to such conversion such holder will hold more than 20% of the total outstanding and issued shares of our company. The Convertibles Notes bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due, and have initial terms of three years, subject to an extension for two years at the discretion of the holder. The initial conversion prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, and certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the conversion price then in effect. In addition, the holder of the Convertible Notes is entitled to any extraordinary cash dividend (to the extent that it exceeds the accrued interest amount per share) and dividend in kind that we distribute based on the number of shares into which the Convertible Notes are then convertible. Following a “change of control,” as such term is defined in the Convertible Notes, the holder of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interest thereon, if any. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holder will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interest thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default under any indebtedness in the amount exceeding US$500,000.

Pursuant to the same agreement, on December 11, 2015, we issued to Splendid Days four tranches of warrants in an aggregate principal amount of US$9,950,000. The Warrants are divided into four tranches in principal amounts of US$5,000,000, US$2,750,000, US$1,650,000 and US$550,000, respectively, which will be exercisable for our ADSs at the option of the holder at any time at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively. The initial exercise prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, distribution of assets, certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the exercise price then in effect, as applicable for each warrant. In addition, the holder of the Warrants with initial exercise prices of US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, is entitled to any cash dividend (to the extent that it exceeds the notional interest amount attributable to such Warrants) and dividend in kind that we distribute based on the number of shares into which the Warrants are then exercisable. The tranche of Warrants with an exercise price of US$4.5 per ADS, each representing three ordinary shares, has a term of five years, while the remaining three tranches have initial terms of three years, which have expired as of the date of this annual report. We entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019, pursuant to which the Convertible Notes should be repaid by May 31, 2019. The Convertible Notes are secured by a pledge of our 100% equity interests in two of our wholly-owned subsidiaries in China, including The9 Computer and C9I Shanghai, and a mortgage over our office building in Shanghai. We expect to repay the Convertible Notes by the proceeds from planned sale of the mortgaged properties. Pursuant to the agreement, we have registered the ordinary shares into which the Convertible Notes are convertible and the Warrants are exercisable on a registration statement on F-3, which was declared effective by the SEC on June 17, 2016.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$(1)
	(in thousands)
Net cash used in operating activities	(179,768)	(86,652)	(101,201)	(14,719)
Net cash (used in)/provided by investing activities	(9,985)	161,923	(17,315)	(2,518)
Net cash provided by (used in) financing activities	190,092	44,073	(18,357)	(2,670)
Effect of foreign exchange rate changes on cash	(10,472)	4,529	(1,495)	(218)
Cash reclassified as held for sale	—	(20,127)	—	—
Net (decrease)/increase in cash and cash equivalents	(10,133)	103,746	(138,368)	(20,125)
Cash and cash equivalents at beginning of year	49,011	38,878	142,624	20,744
Cash and cash equivalents at end of year	38,878	142,624	4,256	619

Operating Activities

Net cash used in operating activities was RMB101.2 million (US$14.7 million) in 2018, compared to RMB86.7 million in 2017 and RMB179.8 million in 2016. The increase of net cash used in operating activities in 2018 was mainly due to an increase in cash outflow associated with blockchain business.

The net cash used in operating activities in 2018 primarily reflected a net loss of RMB239.3 million (US$34.8 million), partially offset by the interest expense on Convertible Notes of RMB98.3 million (US$14.3 million), provision for doubtful other receivables of RMB21.0 million (US$3.1 million), impairment on equity and other investment of RMB9.2 million (US$1.3 million), depreciation and amortization of property, equipment and software and land use right of RMB5.6 million (US$0.8 million) and adjustments for share-based compensation expense of RMB3.9 million (US$0.6 million).

The net cash used in operating activities in 2017 primarily reflected a net loss of RMB112.1 million, partially offset by the interest expense on convertible note of RMB77.0 million, recovery of equity investment in excess of cost of RMB60.5 million, adjustments for share-based compensation expense of RMB38.0 million, consulting fee paid by equity of RMB13.5 million, and depreciation and amortization of property, equipment and software and land use right of RMB7.2 million.

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

Investing Activities

Net cash used in investing activities was RMB17.3 million (US$2.5 million) in 2018, which primarily included (i) advance payment of US$2.0 million to subscribe tokens of a third party, (ii) purchase of other investments of RMB5.3 million (US$0.8 million), and (iii) proceeds from disposal of assets and liabilities held for sale of RMB2.8 million (US$0.4 million).

Net cash provided by investing activities was RMB161.9 million in 2017, which primarily included (i) the settlement payment of US$25.0 million from our investee in 2017, (ii) purchase of investment in Ti Knight Inc. of RMB4.0 million, (iii) loan receivable due from ZTE9 of RMB4.0 million, and (iv) proceeds from disposal of other investment in Tandem Fund of RMB1.2 million.

Net cash used in investing activities was RMB10.0 million in 2016, which primarily included (i) loan receivable due from ZTE9 of RMB2.8 million, (ii) capital expenditures including purchase of property, equipment, software and license of RMB8.3 million, partially offset by a dividend of RMB0.7 million from Tandem Fund.

Financing Activities

Net cash used in financing activities in 2018 was RMB18.4 million (US$2.7 million), primarily attributable to the repayment of RMB29.1 million (US$4.2 million) of a loan from a related party, partially offset by a loan from a related party of RMB11.0 million (US$1.6 million). Net cash provided by financing activities in 2017 was RMB44.1 million, primarily attributable to loans of RMB73.9 million, borrowed from related parties, contributions from noncontrolling interest of RMB20.0 million, partially offset by repayments on the bank loan of RMB25.5 million provided by Bank of Shanghai. Net cash provided by financing activities in 2016 was RMB190.1 million, primarily attributable to a loan of RMB79.2 million borrowed from a financial services company and secured by a pledge of shares of L&A, a bank loan of RMB25.0 million provided by Bank of Shanghai and loans of RMB60.0 million borrowed from related parties, partially offset by repayments on loans of RMB34.8 million from related parties. We also obtained funding for the development of CrossFire New Mobile Game through fund-raising on Inner Mongolia Culture Assets and Equity Exchange of RMB57.5 million in 2016.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.7 million) as of December 31, 2018.

Capital Expenditures

We incurred capital expenditures of RMB8.3 million, RMB0.5 million and RMB0.5 million in 2016, 2017 and 2018, respectively. The capital expenditures principally consisted of purchases of servers, computers and other items related to our network infrastructure. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games and the maintenance of our websites. Our research and development expenses were RMB78.0 million, RMB45.1 million and RMB24.6 million (US$3.6 million) in 2016, 2017 and 2018, respectively.

D.	Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	112,461	112,461	—	—	—
Convertible notes payable(2)	274,871	274,871	—	—	—
Interest expense on short-term borrowings	118,872	118,872	—	—	—
Total	506,204	506,204	—	—	—

Notes:

(1)	Short-term borrowings include (i) a pledged loan of RMB80.8 million (US$11.8 million) from a financial services company, (ii) loan of approximately RMB31.6 million (US$4.6 million) obtained from a third party, all of which is due within one year and is reclassified to short-term bank borrowings.
(2)	Represents the Convertible Notes in an aggregate principal amount of US$40,050,000 which bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due. The Convertible Notes have initial terms of three years, subject to an extension to five years at the discretion of the holder. In March 2019, we entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, pursuant to which the Convertible Notes should be repaid by May 31, 2019.

G.	Safe Harbor

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	52	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	58	Independent Director
Kwok Keung Chau(1)(2)	42	Independent Director
Ka Keung Yeung(1)(2)	59	Independent Director
George Lai (Lai Kwok Ho)	42	Director and Chief Finance Officer
Arthur Lau	37	President
Chris Shen	50	Vice President

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Davin A. Mackenzie has served as our independent director since July 2005. Mr. Mackenzie is currently the General Manager of Greater China for Scape, a developer and operator of purpose-build student accommodation, and the Managing Director – Asia Pacific for the Madison Sports Group, the promoter of the Six Day series of track cycling events. Mr. Mackenzie was a consultant of Spencer Stuart Beijing Office, a renowned global executive search company, from 2012 to 2016. Currently, he serves as a director of Mountain Hazelnut Ventures, a private agricultural company. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Kwok Keung Chau has served as our independent director since October 2015. Mr. Chau is an executive director, the chief financial officer and the company secretary of Comtec Solar Systems Group Limited (HKEx: 00712), responsible for corporate financial and general management. Currently, he also serves as an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd. (HKEx: 06198) and an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (HKEx: 02779). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., a Hong Kong listed company (Stock Code: 8006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited, a Hong Kong listed company (Stock Code: 1668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of the Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of the CFA Institute since September 2003. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung also serves as the director of Phoenix New Media Limited (NYSE: FENG). He is also the company secretary and qualified accountant. Mr. Yeung joined Phoenix in March 1996 and is in charge of all of Phoenix’s internal and external financial management and arrangements and also supervises administration and personnel matters. Mr. Yeung also serves as a director of Phoenix New Media, a subsidiary of Phoenix and a company listed on the NYSE. Mr. Yeung graduated from the University of Birmingham and is qualified as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the fields of finance and business development.

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

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation paid to our executive officers was approximately RMB4.8 million (US$0.7 million). We paid a total of RMB1.0 million (US$0.1 million) in cash to our non-executive directors for their services in 2018. In addition, in September 2018, we issued 30,000,000 ordinary shares in the form of restricted shares to our directors, employees and consultant in accordance with our stock option plan. Simultaneous with the new grants, options to purchase 6,200,000 ordinary shares by certain grantees were cancelled. In January 2019, we forfeited and cancelled 15,000,000 ordinary shares in aggregate in the form of restricted shares held by relevant directors, employees and consultant. Those incentive shares are subject to a six-month lock-up period and will vest in installments upon the satisfaction of certain service period conditions of the grantees. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company.

Share Incentive Plan

Eighth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017 and December 2018. By the amendment to the Option Plan in December 2018, we increased the total number of ordinary shares reserved under the Option Plan from 34,449,614 to 100,000,000. As of February 28, 2019, options to purchase 1,050,000 ordinary shares under the Option Plan were outstanding and 15,000,000 restricted shares were issued. In September 2018 our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeited and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 28, 2019 and that remained outstanding.

	Restricted Shares Outstanding	Total Number of Ordinary Shares Underlying Options	Exercise Price (in US$)	Expiration Date
Jun Zhu	7,500,000	—	—	March 4, 2021
Davin Alexander Mackenzie	*	—	—	—
Kwok Keung Chau	*	—	—	—
Ka Keung Yeung	*	—	—	—
George Lai	1,500,000	—	—	March 4, 2021
Arthur Lau	—	*	0.93	January 24, 2023
Chris Shen	—	—	—	—
All Directors and Senior Executive Officers as a Group
Restricted Shares	9,900,000	—	—	March 4, 2021
Options	—	*	0.93	January 24, 2023
Other Individuals as a Group (other than those listed above)	5,100,000	*	0.93	January 24, 2023

* Less than 1% of our total issued and outstanding shares.

Types of Awards. The Option Plan permits the awards of options, stock purchase rights, restricted shares and restricted share units.

Administration. Our Option Plan is administered by our board of directors or an option administrative committee designated by our board of directors and constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each award grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Award Agreement. Awards granted under our Option Plan are evidenced by an award agreement that contains, among other things, terms, conditions and limitations for each award, which may include the term of the award, the provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangements, as determined by our board.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be assumed or equivalent options or share awards substituted by the successor corporation or parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction.

Changes in Capitalization and Other Adjustments. If we shall at any time increase or decrease the number of outstanding shares, or change in any way the rights and privileges of our outstanding shares, by means of a payment or a stock dividend or any other distribution upon such ordinary shares, or through a stock split, subdivision, consolidation, combination, reclassification or recapitalization involving such ordinary shares, then in relation to the ordinary shares that are covered by the awards granted or available under the plan and are affected by one or more of the above events, the number, rights and privileges shall be increased, decreased or changed in like manner as if such ordinary shares had been issued and outstanding, fully paid and non-assessable at the time of such occurrence.

Termination of Plan. Unless terminated earlier, our Option Plan will expire in 2038. Our board of directors has the authority to amend, alter, suspend or terminate our Option Plan. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our Option Plan.

C.	Board Practices

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Kwok Keung Chau, Davin A. Mackenzie, Ka Keung Yeung and George Lai. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested so long as he has declared the nature of the interest at a meeting of the directors. A director may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and issue debentures, debenture stock or other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors owe to our company have fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, were re-elected (elected in the case of Kwok Keung Chau) at our 2018 annual general meeting and each of them is serving a three-year term until the 2021 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Jun Zhu, our chairman and chief executive officer, was re-elected as a director at our 2016 annual general meeting and is serving a three-year term until the 2019 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. George Lai, our chief financial officer and director, was re-elected as a director at our 2018 annual general meeting and is serving a three-year term until the 2021 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

D.	Employees

As of December 31, 2018, we had 105 employees, of which 103 were based in China, including 42 in management and administration, 4 in our customer service centers, 13 in game operations, sales and marketing, and 44 in product development, including supplier management personnel and technical support personnel, and two were based in the United States. We had 354 and 236 employees as of December 31, 2016 and 2017, respectively. The decrease in the number of employees as of December 31, 2018 as compared to that of December 31, 2017 was primarily due to our business restructuring. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 28, 2019, there were 133,355,358 ordinary shares outstanding.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
	Amount(1)	%(2)
Directors and Executive Officers:
Jun Zhu(3)	21,483,530	16.1
Davin A. Mackenzie	*	*
Kwok Keung Chau	*	*
Ka Keung Yeung	*	*
George Lai (Lai Kwok Ho) (4)	1,500,000	1.1
Arthur Lau	—	—
Chris Shen	*	*
All Directors and Senior Executive Officers as a Group(5)	24,257,990	18.2
Principal Shareholders:
Plutux Labs Limited(6)	21,000,000	15.7
Leading Choice Holdings Limited(7)	21,000,000	15.7
Splendid Days Limited(8)	15,028,844	10.1
IE Limited(9)	12,500,000	9.4
Incsight Limited(3)(10)	7,019,428	5.3

Notes:

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 133,355,358 ordinary shares outstanding as of February 28, 2019, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2019.
(3)	Includes (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 ordinary shares in the form of restricted shares and 6,964,102 ordinary shares represented by ADSs held by Jun Zhu.
(4)	Includes 1,500,000 ordinary shares in the form of restricted shares held by George Lai.
(5)	Includes ordinary shares, ordinary shares represented by ADSs, restricted shares and ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(6)	Includes 21,000,000 ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.
(7)	Includes 21,000,000 ordinary shares held by Leading Choice Holdings Limited. The address for Leading Choice Holdings Limited is Unit 1005, 10/F, tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.
(8)	Includes an aggregate 11,695,511 ordinary shares issuable upon conversion of the Convertible Notes and an aggregate 3,333,333 ordinary shares issuable upon exercise of the Warrants within 60 days of February 28, 2019 that are beneficially owned by Splendid Days Limited, or Splendid Days. Splendid Days currently holds all of the Convertible Notes and the Warrants that we issued in December 2015, and it may not convert any portion of the Convertible Notes if subsequent to such conversion it will hold more than 20% of our total outstanding and issued ordinary shares. Splendid Days Limited is controlled by Truth Beauty Limited, a British Virgin Islands company, which is in turn controlled by Cyrus Jun-Ming Wen. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(9)	Includes 12,500,000 ordinary shares held by IE Limited, as reported by IE Limited on the Schedule 13G filed with the SEC on February 9, 2018. The address for IE Limited is 7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea.
(10)	Includes 6,107,334 ordinary shares and 912,094 ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, reported by Incsight Limited on the Schedule 13D/A filed with the SEC on February 4, 2019. The business address for Incsight Limited is Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

To our knowledge, as of February 28, 2019, 52,916,595 ordinary shares, or approximately 39.7% of the issued and outstanding shares, were held by one record shareholder in the United States, namely, The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Investments or Agreements entered into with Affiliated Entities or Associates

In February 2013, we established a new joint venture, namely ZTE9, in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2018, we held 26.0% equity interest in ZTE9. ZTE9 charged net royalty and other service fee related to IPTV business to us in an amount of RMB13.0 million, RMB7.1 million and RMB5.2 million (US$0.8 million) in 2016, 2017 and 2018, respectively. We provided IPTV related advertising service to ZTE9 in an amount of RMB0.5 million, nil and nil in 2016, 2017 and 2018, respectively. Total amount due to ZTE9 for IPTV business was RMB16.8 million, RMB2.7 million and RMB5.1 million (US$0.7 million) as of December 31, 2016, 2017 and 2018, respectively.

In 2016, 2017 and 2018, we lent RMB2.8 million, RMB4.0 million and RMB0.6 million (US$0.1 million) to ZTE9 to fund its operations, respectively. The loans are interest-free. As of December 31, 2016, 2017 and 2018, total outstanding amount for loan due from ZTE9 was RMB12.7 million, RMB2.1 million and RMB1.0 million (US$1.0 million), respectively.

In 2014, we entered into a license agreement with System Link, a 50% joint venture of us, for publishing and operating Firefall for a five-year term in China. Under this license agreement, System Link should pay to Red 5 and Red 5 Singapore licensing fees and royalties in an aggregate amount of at least US$160.0 million during the term of the agreement. In 2015, System Link paid US$10.0 million to us as licensing fees. We recorded the US$10.0 million as amount due to the related party and was to amortize the amount over the five-year period. System Link has become dormant since the cessation of Firefall in March 2016 and the termination of the licensing arrangement of CrossFire 2 in November 2017. As Red 5 is no longer required to render any services to System Link in relation to Firefall, Red 5 recognized the remaining unamortized licensing fees for Firefall as revenues in 2017. The balance due to System Link was nil as of December 31, 2017 and 2018, respectively. We recognized licensing revenue of RMB13.6 million and RMB51.1 million for the years ended December 31, 2016 and 2017, respectively.

In 2016, we charged service fee, including IDC rental fee, office rental fee and etc., to Big Data (previously known as Jiucheng Advertisement) amounted to RMB4.5 million and the service fee was paid in 2016. In 2017, the service fee amounted to RMB0.1 million.

In 2016, Asian Way entered into a license agreement with T3, an equity investee of us, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2018.

In 2017, we entered into a share purchase agreement with Incsight Limited, which is controlled by Mr. Jun Zhu, our chairman and chief executive officer. Pursuant to this agreement, Mr. Jun Zhu will acquire 12,500,000 newly issued shares of us for a total cash consideration of US$15.0 million. The transaction was terminated in February 2019 and the previously issued shares were surrendered and cancelled.

In 2017, we entered into a share purchase agreement with Ark Pacific Special Opportunities Fund I, L.P., which beneficially owns more than 10% of share capital in our company. Pursuant to this agreement, Ark Pacific Special Opportunities Fund I, L.P. will acquire 12,500,000 newly issued shares of us for a total cash consideration of US$15.0 million. The transaction was terminated in February 2019 and the previously issued shares were surrendered and cancelled.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million, RMB73.9 million and RMB11.0 million (US$1.6 million) in loan to us in 2016, 2017 and 2018, respectively. The loans are interest-free. As of December 31, 2016, 2017 and 2018, RMB25.2 million, RMB75.2 million and RMB57.1 million (US$8.3 million) of such loan remained outstanding, respectively.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Eighth Amended and Restated 2004 Stock Option Plan.”

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

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation of our business. Our board of directors has discretion as to whether we will distribute dividends in the future, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, legal restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each currently representing three ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs had been listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. In October 2018, we transferred our listing venue to the Nasdaq Capital Market.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq Capital Market since October 2018 and previously Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

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

As of the date of this annual report, our authorized share capital is US$3,500,000, consisting of 350,000,000 ordinary shares, par value of US$0.01 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders together holding not less than ten percent of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of holders of not less than one-third of all issued and outstanding shares entitled to vote. The Company shall, if required by the Companies Law, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The Company may hold an annual general meeting but shall not (unless required by the Companies Law) be obliged to hold an annual general meeting. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. Extraordinary general meetings shall be convened by our board of directors upon a request to the directors by shareholders holding in aggregate not less than 33% of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and extraordinary general meetings.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of the board for six consecutive months and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our memorandum and articles of association or the Companies Law.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may be amended by a special resolution of our shareholders.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that directly, indirectly or constructively own 10% or more of our stock (by vote or value);

•	investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

For the purpose of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

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

It is generally expected that a U.S. Holder of ADSs should be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year consists of certain types of passive income (the “income test”); or

•	at least 50% of the average quarterly value of its assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income (the “asset test”).

For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and are entitled to substantially all of their economic benefits. As a result, we consolidate the VIEs’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined that we are not the owner of our VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for the taxable year ended December 31, 2018 and any subsequent taxable year. Assuming that we are the owner of our VIEs and based on the market price of our ADSs and the value and composition of our assets and liabilities, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years.

While we do not anticipate being a PFIC in the current taxable year or the foreseeable future, there can be no assurance in this regard because the determination of whether we will be or become a PFIC is a factual determination made after the close of each taxable year that will depend, in part, on the composition of our income and assets.. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile).

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

Passive Foreign Investment Company Rules

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for individuals or corporations, as applicable to the U.S. Holder for each such year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were PFICs for the taxable year ending December 31, 2018. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. Moreover, if our ADSs are delisted (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”), then the mark-to-market election generally would be unavailable to U.S. Holders. If any of our subsidiaries are or become PFICs, the mark-to-market election will likely not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult your tax advisors regarding any reporting requirements that may apply to you.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, if our ADSs are delisted and not readily tradable on an established securities market in the United States (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”), clause (1) above would not be satisfied, and dividends would not qualify for the preferential rate applicable to qualified dividend income. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

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

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations). However, if we are treated as a “resident enterprise” for PRC tax purposes and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effect of any applicable income tax treaties.

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

A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB27.5 million (US$4.0 million) in the aggregate principal amount of our U.S. dollar-denominated convertible notes outstanding as of December 31, 2018.

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

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2018, we had US$0.2 million reimbursement receivable for the year 2018, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Not Applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

	2017	2018
	RMB	RMB	US$
Audit fees(1)	2,640,000	2,510,000	365,064
Tax fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

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

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the Nasdaq corporate governance practices.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on December 3, 2010)

2.2	Specimen Certificate for Ordinary Shares of The Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

2.3	Form of Deposit Agreement dated as of December 20, 2004, as amended and restated as of January 16, 2009, as further amended and restated as of March 20, 2009, and as further amended and restated as of December 3, 2010 among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on November 19, 2010)

Exhibit Number	Description of Document

4.1*	Eighth Amended and Restated 2004 Stock Option Plan

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Translation of Exclusive Technical Support Service Agreement, dated January 14, 2004, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.5	Translation of Form of Call Option Agreement among The9 Computer, Shanghai IT and other parties therein (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 Amendment No.1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.6	Translation of Domain Name License Agreement, dated January 1, 2004, between GameNow.net (Hong Kong) Limited and Shanghai IT (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 26, 2004)

4.7	Translation of Form of Shareholder Voting Proxy Agreement among The9 Computer, Shanghai IT and its shareholders (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2011)

4.8	Translation of Equity Transfer Agreement dated October 25, 2011 between Jun Zhu and Wei Ji (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.9	Translation of Equity Pledge Agreement dated November 24, 2011 between Yong Wang and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.38 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.10	Translation of Equity Pledge Agreement dated November 24, 2011 between Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.39 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.11	Translation of Exclusive Call Option Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.40 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.12	Translation of Loan Agreement dated November 24, 2011 among Yong Wang, Wei Ji and The9 Computer(incorporated by reference to Exhibit 4.41 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

Exhibit Number	Description of Document

4.13	Translation of Shareholder Voting Proxy Agreement dated November 24, 2011 among Yong Wang, Wei Ji, The9 Computer and Shanghai IT(incorporated by reference to Exhibit 4.42 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.14	Translation of Novation Agreement dated November 25, 2011 among Jun Zhu, Wei Ji, Yong Wang, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.43 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012)

4.15	Translation of Exclusive Technical Service Agreement, dated December 15, 2010, between Shanghai IT and The9 Computer (incorporated by reference to Exhibit 4.44 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2013)

4.16	Translation of Equity Transfer Agreement dated April 23, 2014 between Yong Wang and Zhimin Lin (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.17	Translation of Equity Pledge Agreement dated April 22, 2014 between Zhimin Lin and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.18	Translation of Exclusive Call Option Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer with respect to Shanghai IT (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.19	Translation of Loan Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji and The9 Computer (incorporated by reference to Exhibit 4.24 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.20	Translation of Shareholder Voting Proxy Agreement dated April 22, 2014 among Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.25 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.21	Translation of Novation Agreement dated April 22, 2014 among Yong Wang, Zhimin Lin, Wei Ji, The9 Computer and Shanghai IT (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2015)

4.22	Standstill Agreement dated January 8, 2009 among the Registrant, Jun Zhu and Incsight Limited (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2009)

4.23	Convertible Note and Warrant Purchase Agreement dated November 24, 2015 among the Registrant, Splendid Days Limited and the security providers listed on Schedule 1 attached thereto (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2016)

4.24	Share Purchase Agreement dated June 15, 2017 between IE Limited and the Registrant (incorporated by reference to Exhibit 4.1 from Schedule 13D filed by IE Limited with the Securities and Exchange Commission on July 12, 2017)

Exhibit Number	Description of Document

4.25	Share Purchase Agreement dated July 14, 2017 between 9City Asia Limited and the Registrant (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F filed with Securities and Exchange Commission on April 27, 2018)

4.26*	Share Purchase Agreement dated August 30, 2018 between Leading Choice Investment Holdings Limited, Leading Choice Holdings Limited, 1111 Limited and the Registrant

4.27*	Share Purchase Agreement dated August 31, 2018 between Plutux Labs Limited, Plutux Limited, 1111 Limited and the Registrant

4.28	Joint Venture Agreement dated March 24, 2019 between the Registrant and Faraday&Future Inc. (incorporated by reference to Exhibit 99.2 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 25, 2019)

8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Grant Thornton, independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.
**	Furnished with this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
Name: Jun Zhu
Title: Chairman and Chief Executive Officer

Date: April 29, 2019

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The9 Limited, and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group has an accumulated deficit of approximately RMB3,233.1 million (US$470.2 million) as of December 31, 2018, and incurred a net loss of approximately RMB239.3 million (US$34.8 million) for the year ended December 31, 2018. These conditions, along with other matters set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in accounting principles

As discussed in Note 2 to the consolidated financial statements, the Group has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC 606 “Revenue from Contracts with Customers”.

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

Shanghai, China

April 29, 2019

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	48,565,620	71,564,023	16,551,080	2,407,255
Other revenues	7,719,902	1,644,143	941,335	136,911
	56,285,522	73,208,166	17,492,415	2,544,166
Sales taxes	(86,236)	(59,610)	(60,557)	(8,808)

Total net revenues	56,199,286	73,148,556	17,431,858	2,535,358

Cost of revenues	(48,518,779)	(23,782,054)	(16,435,590)	(2,390,457)

Gross profit	7,680,507	49,366,502	996,268	144,901

Operating (expenses) income:
Product development	(77,991,408)	(45,112,396)	(24,555,308)	(3,571,421)
Sales and marketing	(21,286,647)	(9,089,969)	(2,325,818)	(338,276)
General and administrative	(129,047,846)	(108,824,680)	(89,583,331)	(13,029,355)
Impairment on goodwill	(10,561,857)	-	-	-
Impairment on intangible assets	(68,003,805)	-	-	-
Gain on disposal of subsidiaries	-	-	10,473,159	1,523,258
Total operating expenses	(306,891,563)	(163,027,045)	(105,991,298)	(15,415,794)

Other operating income, net	3,604,749	349,954	229,538	33,385
Loss from operations	(295,606,307)	(113,310,589)	(104,765,492)	(15,237,508)

Impairment on equity investment and available-for-sale investment	(244,798,058)	-	(1,386,174)	(201,611)
Impairment on other investments	(2,806,439)	(9,109,312)	(7,776,157)	(1,130,995)
Interest income	161,144	30,525	193,928	28,206
Interest expense	(56,471,609)	(83,922,200)	(104,776,674)	(15,239,135)
Fair value change on warrants liability	48,057,204	12,615,466	2,251,427	327,456
(Loss) gain on disposal of equity investee and available-for-sale investment	(1,217,405)	115,349	-	-
Foreign exchange (loss) gain	(13,131,779)	19,206,747	(20,331,430)	(2,957,084)
Other income, net	3,179,508	4,669,587	1,598,663	232,516
Loss before income tax expense and share of loss in equity method investments	(562,633,741)	(169,704,427)	(234,991,909)	(34,178,155)

Income tax benefit	6,079,282	-	-	-
Recovery of equity investment in excess of cost	-	60,548,651	-	-
Share of loss in equity method investments	(110,535,486)	(2,937,131)	(4,292,887)	(624,375)
Net loss	(667,089,945)	(112,092,907)	(239,284,796)	(34,802,530)

Net (loss) gain attributable to noncontrolling interest	(58,584,204)	3,955,640	(16,332,968)	(2,375,532)
Net (loss) gain attributable to redeemable noncontrolling interest	(14,724,152)	2,117,303	(5,858,902)	(852,142)
Net loss attributable to The9 Limited	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Change in redemption value of redeemable noncontrolling interest	(82,890,188)	(57,126,233)	(40,918,773)	(5,951,389)
Net loss attributable to holders of ordinary shares	(676,671,777)	(175,292,083)	(258,011,699)	(37,526,245)

Other comprehensive loss, net of tax:
Currency translation adjustments	(1,754,639)	(9,525,761)	(1,314,265)	(191,153)
Total comprehensive loss	(668,844,584)	(121,618,668)	(240,599,061)	(34,993,683)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive (loss) gain attributable to:
Noncontrolling interest	(66,293,454)	13,457,650	(24,888,425)	(3,619,871)
Redeemable noncontrolling interest	(14,724,152)	2,117,303	(5,858,902)	(852,142)
The9 Limited	(587,826,978)	(137,193,621)	(209,851,734)	(30,521,670)

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(28.34)	(5.24)	(4.15)	(0.60)

Weighted average number of shares outstanding:
- Basic and diluted	23,874,102	33,426,448	62,114,760	62,114,760

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	142,624,020	4,256,449	619,075
Accounts receivable, net of allowance for doubtful accounts of RMB1,039,958 and RMB1,149,864 as of December 31, 2017 and 2018, respectively	2,607,568	592,897	86,233
Advances to suppliers	8,102,278	15,808,042	2,299,184
Prepayments and other current assets	6,616,297	6,148,787	894,304
Amounts due from related parties	2,492,842	6,207,846	902,894
Assets held for sale	20,669,377	-	-
Total current assets	183,112,382	33,014,021	4,801,690

Investments	48,243,558	45,216,118	6,576,412
Property, equipment and software, net	20,721,252	17,352,445	2,523,808
Land use right, net	64,510,566	62,589,656	9,103,288
Other long-lived assets, net	6,521,420	6,515,200	947,597
TOTAL ASSETS	323,109,178	164,687,440	23,952,795

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2017 and 2018)	108,743,369	112,461,383	16,356,830
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB6,706,484 and RMB 5,920,126 as of December 31, 2017 and 2018, respectively)	37,129,671	38,035,661	5,532,057
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB169,300 and RMB1,398,996 as of December 31, 2017 and 2018, respectively)	1,714,992	2,949,082	428,926
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB24,558,422 and RMB23,976,676 as of December 31, 2017 and 2018, respectively)	47,558,542	39,631,950	5,764,228
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB55,361,287 and RMB62,268,751 as of December 31, 2017 and 2018, respectively)	88,939,108	71,849,633	10,450,096
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of RMB4,568,595 and nil as of December 31, 2017 and 2018, respectively)	5,576,269	159,125	23,144
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2017 and 2018)	169,998,682	169,998,682	24,725,283
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2017 and 2018)	3,742,271	1,490,844	216,834
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2017 and 2018)	260,563,020	375,257,140	54,578,887
Interest payable (including interest payable of consolidated VIEs without recourse to the Group of nil as of both December 31, 2017 and 2018)	9,505,843	15,298,961	2,225,142
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB69,543,098 and RMB67,862,435 as of December 31, 2017 and 2018, respectively)	83,700,051	81,291,306	11,823,330
Liabilities directly associated with assets held for sale	2,273,532	-	-
Total current liabilities	819,445,350	908,423,767	132,124,757
TOTAL LIABILITIES	819,445,350	908,423,767	132,124,757

Commitments and contingencies (Note 30)

Redeemable noncontrolling interest (Note 28)	306,014,668	341,074,539	49,607,234

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares (US$0.01 par value; 44,544,036 and 91,315,465 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	3,328,852	6,502,658	945,772
Additional paid-in capital	2,527,215,315	2,496,069,065	363,038,188
Statutory reserves	28,071,982	28,071,982	4,082,900
Accumulated other comprehensive loss	(16,445,748)	(9,204,556)	(1,338,746)
Accumulated deficit	(3,015,968,137)	(3,233,061,063)	(470,229,228)
The9 Limited shareholders’ deficit	(473,797,736)	(711,621,914)	(103,501,114)
Noncontrolling interest	(328,553,104)	(373,188,952)	(54,278,082)

Total shareholders’ deficit	(802,350,840)	(1,084,810,866)	(157,779,196)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	323,109,178	164,687,440	23,952,795

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	23,701,601	1,917,620	2,080,041,288	28,071,982	(3,372,588)	(2,304,020,698)	(197,362,396)	(43,713,620)	(241,076,016)
Net loss	-	-	-	-	-	(593,781,589)	(593,781,589)	(58,584,204)	(652,365,793)
Currency translation adjustments	-	-	-	-	5,954,611	-	5,954,611	(7,709,250)	(1,754,639)
Minority interest change in redemption value	-	-	(82,890,188)	-	-	-	(82,890,188)	-	(82,890,188)
Exercise of options	213,900	14,022	2,128,532	-	-	-	2,142,554	-	2,142,554
Partial disposal of Red 5	-	-	244,798,058	-	-	-	244,798,058	-	244,798,058
Share-based compensation	-	-	27,689,259	-	-	-	27,689,259	362,476	28,051,735
Change in equity interest attributable to noncontrolling interest	-	-	253,396,755	-	-	-	253,396,755	(253,396,755)	-
Issuance of shares of Red 5 upon exercise of stock options	-	-	436,128	-	-	-	436,128	603,704	1,039,832
Balance as of December 31, 2016	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)
Net loss	-	-	-	-	-	(118,165,850)	(118,165,850)	3,955,640	(114,210,210)
Currency translation adjustments	-	-	-	-	(19,027,771)	-	(19,027,771)	9,502,010	(9,525,761)
Disposal of Yunmei Partnership	-	-	-	-	-	-	-	117,983	117,983
Contributions from noncontrolling interest	-	-	-	-	-	-	-	20,000,000	20,000,000
Exercise of options	6,328,535	425,483	(425,483)	-	-	-	-	-	-
Share-based compensation	-	-	37,727,861	-	-	-	37,727,861	301,852	38,029,713
Accretion in redemption value of redeemable noncontrolling interest	-	-	(57,126,233)	-	-	-	(57,126,233)	-	(57,126,233)
Change in equity interest attributable to noncontrolling interest	-	-	(7,060)	-	-	-	(7,060)	7,060	-
Issuance of shares	14,300,000	971,727	21,446,398	-	-	-	22,418,125	-	22,418,125
Balance as of December 31, 2017	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (income) loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)
Net loss	-	-	-	-	-	(217,092,926)	(217,092,926)	(16,332,968)	(233,425,894)
Currency translation adjustments	-	-	-	-	7,241,192	-	7,241,192	(8,555,457)	(1,314,265)
Derecognition of noncontrolling interests	-	-	-	-	-	-	-	(20,000,000)	(20,000,000)
Share-based compensation	-	-	3,645,751	-	-	-	3,645,751	252,577	3,898,328
Accretion in redemption value of redeemable noncontrolling interest	-	-	(40,918,773)	-	-	-	(40,918,773)	-	(40,918,773)
Issuance of shares	46,771,429	3,173,806	6,126,772	-	-	-	9,300,578	-	9,300,578
Balance as of December 31, 2018	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1,084,810,866)
Balance as of December 31, 2018 (US$ except share data, Note 3)	91,315,465	945,772	363,038,188	4,082,900	(1,338,746)	(470,229,228)	(103,501,114)	(54,278,082)	(157,779,196)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(667,089,945)	(112,092,907)	(239,284,796)	(34,802,530)
Adjustments for:
Loss (gain) on disposal of property, equipment and software	1,765,367	18,460	(183,767)	(26,728)
Gain on disposal of subsidiaries	-	-	(10,473,159)	(1,523,258)
Share-based compensation expense	28,051,735	38,029,713	3,898,328	566,988
Impairment on equity investments	-	-	1,386,174	201,611
Impairment on other investments	2,806,439	9,109,312	7,776,157	1,130,995
Impairment on available-for-sale investment	244,798,058	-	-	-
Impairment of intangible assets	68,003,805	-	-	-
Provision for doubtful accounts receivable	-	47,948	109,939	15,990
Impairment on advances to suppliers	-	-	7,765,482	1,129,443
Provision for doubtful other receivables	-	-	21,042,700	3,060,534
Impairment of goodwill	10,561,857	-	-	-
Consulting fee paid by equity	-	13,454,692	4,172,800	606,909
Depreciation and amortization of property, equipment and software	7,317,920	5,299,059	3,650,261	530,908
Amortization of land use right	1,920,910	1,920,910	1,920,910	279,385
Amortization of intangible assets	10,151,356	-	-	-
Recovery of equity investment in excess of cost	-	(60,548,651)	-	-
Share of loss in equity method investments	110,535,486	2,937,131	4,292,887	624,375
Loss (gain) on disposal of investment in equity investee and available-for-sales investment	1,217,405	(115,349)	-	-
Foreign currency exchange loss (gain)	13,131,779	(19,206,747)	20,331,430	2,957,084
Fair value change on warrant liability	(48,057,204)	(12,615,466)	(2,251,427)	(327,456)
Amortization of discount and interest on convertible note	50,409,270	76,990,826	98,308,205	14,298,335
Changes in operating assets and liabilities:
Change in accounts receivable	(1,453,441)	5,742,365	1,904,732	277,032
Change in advance to suppliers	(8,187,039)	2,462,761	(1,400,665)	(203,718)
Change in prepayments and other current assets	(2,162,566)	3,169,076	(20,575,190)	(2,992,537)
Change in other long-lived assets	1,879,021	-	6,220	905
Change in accounts payable	(4,200,259)	2,073,797	905,990	131,771
Change in amounts due to related parties	(2,063,553)	(53,060,754)	(1,628,877)	(236,910)
Change in deferred tax liability	(6,079,282)	-	-	-
Change in other taxes payable	(267,451)	1,430,998	1,234,090	179,491
Change in advances from customers	7,106,374	21,137,125	(2,336,252)	(339,794)
Change in deferred revenue	(2,630,344)	(10,345,604)	(5,417,144)	(787,891)
Change in interest payable	3,827,510	5,452,770	6,053,191	880,400
Change in accrued expenses and other current liabilities	(1,061,524)	(7,943,127)	(2,408,745)	(350,338)
Net cash used in operating activities	(179,768,316)	(86,651,662)	(101,200,526)	(14,719,004)

Cash flows from investing activities
Proceeds from disposal of other investment	409,694	1,158,040	-	-
Proceeds from disposal of equity investee and available-for-sale investment	-	115,349	-	-
Proceeds from disposal of cost method investee	737,894	-	-	-
Purchase of other investments	-	(4,000,000)	(5,300,000)	(770,853)
Advances to subscribe tokens	-	-	(14,070,581)	(2,046,481)
Disbursement for loans receivable from a related party	(2,800,000)	(4,000,000)	(600,000)	(87,266)
Collection of loans receivable from related party	-	3,000,000	-	-
Proceeds from disposal of property, equipment and software	-	292,074	81,848	11,904
Proceeds from disposal of assets and liabilities classified as held for sale	-	-	2,800,000	407,243
Settlement payment from investee	-	165,812,500	-	-
Purchase of property, equipment and software	(1,714,075)	(454,560)	(226,717)	(32,975)
Purchase of intangible assets	(6,618,977)	-	-	-
Net cash (used in) provided by investing activities	(9,985,464)	161,923,403	(17,315,450)	(2,518,428)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,142,549	-	-	-
Proceeds from exercise of stock options of a subsidiary	1,039,832	-	-	-
Cash from pledged loan	79,190,933	-	-	-
Proceeds from bank borrowings	24,992,214	-	-	-
Repayments of bank borrowings	-	(25,528,388)	-	-
Proceeds from Inner Mongolia Culture Assets and Equity Exchange	57,500,000	-	-	-
Loan from a related party	60,009,400	73,930,427	11,030,602	1,604,335
Repayment of a loan from a related party	(34,782,586)	(23,950,421)	(29,127,540)	(4,236,425)
Proceeds from other loans	-	19,881,900	-	-
Repayments of other loans	-	(20,260,085)	(260,073)	(37,826)
Contribution from noncontrolling interest	-	20,000,000	-	-
Net cash provided by (used in) financing activities	190,092,342	44,073,433	(18,357,011)	(2,669,916)

Effect of foreign exchange rate changes on cash and cash equivalents	(10,471,027)	4,527,918	(1,494,584)	(217,379)
Cash reclassified as held for sale	-	(20,127,148)	-	-
Net change in cash and cash equivalents	(10,132,465)	103,745,944	(138,367,571)	(20,124,727)
Cash and cash equivalents, beginning of year	49,010,541	38,878,076	142,624,020	20,743,802
Cash and cash equivalents, end of year	38,878,076	142,624,020	4,256,449	619,075

Supplemental disclosure of cash flow information:

Interest paid	1,077,374	892,159	260,073	37,826
Income taxes paid	-	-	-	-

Non-cash investing and financing activities

Accrued purchases of property, equipment and software	1,832,201	-	-	-
Receivable related to the disposition of a subsidiary	-	1,600,000	-	-
Shares issued for equity investments and other investments	-	-	3,091,986	449,711

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited, which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or "VIEs"), collectively referred to as the “Group”.

The Group is principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games ("MMOGs"), mobile games, web games and TV games.

The Group's principal subsidiaries and VIE subsidiaries are as follows as of December 31, 2018:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January-2000	Hong Kong	100%
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-2000	People’s Republic of China (“PRC”)	100%
China The9 Interactive Limited (“C9I”)	October-2003	Hong Kong	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-2005	PRC	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March-2007	PRC	100%
Jiu Jing Era Information Technology (Beijing) Ltd. (“Jiu Jing”)	April-2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. ("Jiu Tuo")	July-2007	PRC	100%
China Crown Technology Ltd. ("China Crown Technology")	November-2007	Hong Kong	100%
Asian Development Ltd. (“Asian Development”)	January-2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November-2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January-2008	Hong Kong	100%
Red 5 Studios, Inc. (“Red 5”)	June-2005	USA	34.71% (Note 2)
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”)	April-2010	Singapore	34.71% (Note 2)
The9 Interactive, Inc. (“The9 Interactive”)	June-2010	USA	100%
Shanghai Jiu Chang Investment Co., Ltd. (“Jiu Chang”)	December-2014	PRC	100%
City Channel Ltd. (“City Channel”)	June-2006	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April-2010	Singapore	100%
Fast Supreme Development Limited (“Fast Supreme”)	July-2017	Hong Kong	99.99%
Ninebit Inc. (“Ninebit”)	January -2018	Cayman Islands	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December-2018	Malta	90%
Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”)	September-2000	PRC	N/A (Note 4)

Subsidiaries and VIEs of Shanghai IT:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-2011	PRC	80%
Hangzhou Firerain Network Technology Co., Ltd.(“HZ Firerain”)	October- 2008	PRC	100%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May-2015	PRC	60%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June-2016	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	July-2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November-2007	Hong Kong	100%
Shanghai Morning Technology Co., Ltd. (“Morning Tech”)	May-2017	PRC	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has accumulated deficit of approximately RMB 3,233.1 million (US$470.2 million) and total current liabilities exceeded total assets by approximately RMB743.7 million (US$108.2 million) as of December 31, 2018. The Group also suffered a net loss of approximately RMB239.3 million (US$34.8 million) for the year ended December 31, 2018. The Group expects to continue to incur product development and sales and marketing expenses for licensed and proprietary new games and blockchain-technology-enabled products in order to achieve overall revenue growth. These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts, or amounts of liabilities that might result from the outcome of this uncertainty.

To meet its capital needs, the Group is considering multiple alternatives, including, but not limited to, additional equity financing, launch of new games and new operation, other external financing, and cost controls as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity, or cease operations.

Additional Equity Financing

On November 24, 2015, the Group entered into an agreement with a third-party investor for a private placement of secured convertible notes and warrants for gross proceeds of US$40,050,000. This transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in 2018, subject to a two-year extension at the discretion of the investor. Upon the maturity of convertible notes and warrants, if the third-party investor did not opt to extend or convert into ordinary shares, the Group may consider to sell certain assets to repay this obligation. In March 2019, the Group entered into a deed of settlement agreement relating to the settlement of convertible notes which expired in December 2018, pursuant to which the convertible notes should be repaid by May 31, 2019 through the proceeds from planned sale of the mortgaged properties.

Launch of New Games and New Operation

The Group plans to launch our proprietary online mobile games on different platforms, including the CrossFire New Mobile Game, Q Jiang San Guo, Audition and Pop Fashion, on different platforms. In November 2017, the Group entered into an exclusive publishing agreement with two third-party companies, pursuant to which these third-party companies were granted an exclusive right to publish the CrossFire New Mobile Game and Audition in China. The Group has invested significant financial and personnel resources in development of our proprietary CrossFire New Mobile Game and the Group expects to launch this game in 2019.

In 2018, the Group stepped into the blockchain-related service market. The Group has invested in several blockchain-related companies to conduct related services and development of blockchain-technology-enabled products. In January 2018, the Group subscribed a total of 5,297,257 tokens to be issued by Telegram Inc. at a consideration of US$2.0 million with a third-party company and the tokens are expected to issue in 2019.

Other External Financing

The Group intends to obtain financial support from related parties in 2019.

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

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5 (see Note 8). After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and has continuously funded the operation of Red 5, the Group still retained effective control over Red 5. Red 5 remained as a consolidated entity of the Group as of December 31, 2018.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television ("GAPPRFT") further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem our VIE structure as a kind of such "manners of cooperation" by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group's consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts and prepayments, revenue recognition, goodwill impairment, assessment of impairment of available-for-sale investments, assessment of impairment of other long-lived assets, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expense, consolidation of VIEs, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group's functional currency, with the exception of its subsidiaries, Red 5, The9 Interactive, and Red 5 Singapore, is the RMB. The functional currency of Red 5, The9 Interactive, and Red 5 Singapore, is the United States dollar ("US$" or "U.S. dollar"), U.S. dollar, and Singapore dollar, respectively. Assets and liabilities of Red 5, The9 Interactive, and Red 5 Singapore, are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in foreign exchange (loss) gain in the consolidated statements of operations and comprehensive loss.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with a maturity date when acquired of three months or less. As of December 31, 2017 and 2018, cash and cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2017 and 2018 are amounts denominated in U.S. dollar totaling US$21.0 million and US$0.08 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB5.2 million and RMB3.6 million (US$0.5 million) as of December 31, 2017 and 2018, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of nil, RMB0.05 million and RMB21.2 million (US$3.1 million) for the years ended December 2016, 2017 and 2018, respectively.

<7> Investments in equity method investee and loan to equity method investee

Equity investments are comprised of investments in privately held companies. The Group uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Group records equity method investments at the cost of acquisition, plus the Group's share in undistributed earnings and losses since acquisition. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

The Group has historically provided financial support to certain equity investees in the form of loans. If the Group's share of the undistributed losses exceeds the carrying amount of an investment accounted for by the equity method, the Group continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

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

<8> Available-for-sale investments

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

When there is objective evidence that an available-for-sale investment is impaired, the cumulative losses from declines in fair value that had been recognized directly in other comprehensive income are removed from equity and recognized in earnings. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the current period operating results. When the Group determines that the impairment of an available-for-sale equity security is other-than-temporary, the Group recognizes an impairment loss in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment's amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost.

<9> Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Shorter of respective lease term or estimated useful life

Computer and equipment	3 to 4 years

Software	5 years

Office furniture and fixtures	3 years

Motor vehicles	5 years

Office buildings	10 to 20 years

<10> Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s business acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In September 2011, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Group completes a two-step goodwill impairment test in December of each year. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

<11> Assets held for sale

Assets held for sale represent property, equipment and software for business operation that has met the criteria of held for sale accounting, as specified by Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment. The effect of suspending depreciation on the property, equipment and software held for sale is immaterial to the results of operations for both 2017 and 2018. The sales of the assets held for sale as of December 31, 2017 have been completed in 2018.

<12> Intangible assets, net

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

<13> Land use right, net

Land use right represents operating lease prepayments to the PRC’s land bureau for usage of the parcel of land where the Group's office building is located. Amortization is calculated using the straight-line method over the estimated land use right period of 44 years.

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

<15> Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. The adoption of ASC 606 did not have a material impact on the Group's accumulated deficit as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period results are not adjusted.

The adoption of ASC 606 did not change the Group's consolidated balance sheets, consolidated statement of cash flows, or consolidated statement of changes in equity as of, or for the year ended December 31, 2018.

Revenues are recognized when control of the promised goods or services is transferred to the Group's customers, in an amount that reflects the consideration of the Group expects to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time.

Online game services

The Group earns revenue from provision of online game operation services to players on the Group’s game servers and third-party platforms and overseas licensing of the online game to other operators. The Group grants operation right on authorized games, together with associated services which are rendered to the customers over time. The Group adopts virtual item / service consumption model for the online game services. Players can access certain games free of charge, but many purchase game points to acquire in-game premium features. The Group may act as principal or agent through the various transaction arrangements entered.

The determination on whether to record the revenue gross or net is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) change the product or perform part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product or service specifications. The assessment is performed for all of licensed online games.

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online games operators are recognized upon consumption of the in-game premium features based on the gross of revenue sharing-payments to third-party operators, but net of value-added tax (“VAT”). The Group obtains revenue from the sale of in-game virtual items. Revenues are recognized as the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that active players and players' behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

When acting as agent

With respect to games license arrangements entered into by third-party operators, if the terms provide that (i) third-party operators are responsible for providing game desired by the game players; (ii) the hosting and maintenance of game servers for running the games is the responsibility of third-party operators; (iii) third-party operators have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game made by the Group; and (iv) publishing, providing payment solution and market promotion services are the responsibilities of third-party operators and the Group is responsible to provide intellectual property licensing and subsequent technical services, then the Group considers itself as an agent of the third-party operators in such arrangement with game players. Accordingly, the Group records the game revenues from these licensed games, net of amounts paid to the third-party operators.

Licensing revenue

The Group authorizes third parties to operate its online games where games licensed out mainly include online games developed in house. The Group receives monthly revenue-based royalty payments from the third-party licensee operators. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to access the games where initial license fee is allocated solely on the license. The amount is recognized as revenue evenly throughout the license period after commencement of the game, given that the Group's intellectual property rights subject to the license are considered to be symbolic and the licensee has the right to access such intellectual property rights as they exist over time when the license is granted. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services.

Technical services

Technical services are blockchain-related consulting services where the Group is to provide designing, programming, drafting of white paper, and related services to its customers. These revenues are recognized when delivery of the services has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Contract balances

Timing of revenue of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

Deferred revenue related to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB5.4 million (US$0.8 million) for the year ended December 31, 2018.

<16> Advances from customers and deferred revenue

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

<17> Convertible note and warrants

Convertible Notes and Beneficial Conversion Feature ("BCF")

The Group issued convertible notes and warrants in December 2015. The Group has evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on the Group's evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion per the terms of the convertible note agreement is below market value. In these instances, the value of the BCF is determined as the intrinsic value of the conversion feature is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note's proceed is allocated to the warrant based on the fair value of the warrants at the date of issuance. The allocated fair value for the warrants and the value of the BCF are both recorded in the consolidated financial statements as a debt discount from the face amount of the notes, which is then accreted to interest expense over the life of the related debt using the effective interest method.

The Group has adopted Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, to present the occurred debt issuance costs as a direct deduction from the convertible note rather than as an asset. Amortization of the costs is reported as interest expense.

Warrants

The Group accounts for the detachable warrants issued in connection with convertible notes under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock. The Group classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Group uses the Black-Scholes-Merton pricing model (the “Black-Scholes Model”) to value the warrants. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Group’s common stock at the date of issuance, and at each subsequent reporting period, is based on historical fluctuations in the Company’s stock price. The risk-free interest rate is based on United States Treasury zero-coupon issues with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on the historical pattern of exercises of warrants.

<18> Cost of sales

Cost of sales consists primarily of online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, depreciation, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

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

<20> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB2.5 million, RMB0.9 million and RMB0.3 million (US$0.04 million) for the years ended December 31, 2016, 2017 and 2018, respectively, were expensed as incurred.

<21> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB1.1 million, RMB2.3 million and RMB1.6 million (US$0.2 million) for the years ended December 31, 2016, 2017 and 2018, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

<22> Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies.

The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of the Company’s ordinary shares. Risk-free interest rate is based on United States government bonds issued with maturity terms similar to the expected term of the stock-based awards.

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

On June 6, 2017, the Board of Directors of the Group approved cancellation of a portion of the options and accelerated vesting of the remaining options in addition to the repricing of the exercise price which was US$0.00. Pursuant to the option agreement entered with the optionees, options totaling 6,328,535 were exercised and options totaling 10,806,665 were canceled. An independent appraiser engaged by the Group prepared a valuation report assessing the fair value of the options. The cancellation and acceleration of the options shall be considered as an option modification. Subject to ASC 718-20-35, the remaining unrecognized compensation cost of unvested stock option measured at grant date shall be recognized at the date of modification. The incremental compensation cost which is the excess of the fair value of the replacement award over the fair value of the cancelled award shall be recognized at the date of cancelation.

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

<25> Redeemable noncontrolling interests

Redeemable noncontrolling interests are equity interests of our consolidated subsidiary not attributable to the Group that has redemption features that are not solely within the Group's control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable noncontrolling interests adjusted for cumulative earnings (loss) allocations.

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

<28> Segment reporting

The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in Greater China, North America, and other areas.

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<30> Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

<31> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts receivable, accounts payable, short-term borrowings, warrants and convertible notes. The carrying value of the Group’s cash and cash equivalents, investments, accounts receivable, accounts payable and short-term borrowings approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value. Both carrying value and fair value of convertible notes as of December 31, 2018 were RMB375.3 million (US$54.6 million).

<32> Recent accounting pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which replaces existing lease guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will continue to classify leases as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The standard is effective for the Group beginning January 1, 2019, with early application permitted. The new standard is required to be applied with a modified retrospective approach to each prior reporting period presented with various optional practical expedients. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendment clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820). The new guidance modifies disclosure requirements related to fair value measurement. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. Early adoption is permitted. The standard also allows for early adoption of any removed or modified disclosures upon issuance of this ASU while delaying adoption of the additional disclosures until their effective date. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

Nonemployee Share-Based Payment

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU intends to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees. The ASU expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. The standard is effective for the Group beginning December 15, 2018, with early application permitted. The adoption of this guidance is not expected to have a material effect on the Group’s financial condition, results of operations and cash flows.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, Red 5, The9 Interactive and Red 5 Singapore, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8755, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2018. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIEs, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and its VIE subsidiaries

There are certain key contractual arrangements between the Group's subsidiary, The9 Computer (wholly-owned foreign enterprise, the "WOFE") and each of the VIEs that provide the Group with control over the VIEs. As a result of these contracts, the Group concluded that it is required to consolidate the VIEs pursuant to the guidance in ASC 810.

A summary of these contractual agreements is as follows:

1)	Loan agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIEs. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. These loans have an unspecified term and will remain outstanding for the shorter of the duration of WOFE or that of the VIE, or until such time that the WOFE elects to terminate the agreement (which is at the WOFE's sole discretion), at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WOFE's prior written request.

2)	Equity pledge agreement. The shareholders of the VIEs entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIEs, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIEs. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call option agreement. The VIEs and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIEs grant the WOFE an irrevocable and exclusive option to purchase the shares of VIEs at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIEs subject to applicable PRC laws.

4)	Shareholder voting proxy agreement. Each of the VIE's shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIEs. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.

5)	Exclusive technical service agreement. Under the exclusive technical service agreement, the VIEs agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIEs. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. The determination of service fees, however, is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIEs, through the terms of the other agreements noted above, the Group is able to unilaterally renew, extend or amend the service agreements at its discretion.
F-37

The Group shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.    The power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and

b.    The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining that the Group has "the power to direct the activities of the VIE that most significantly impact the VIEs' economic performance," the Group looked to the specific provisions of the call option agreement and shareholder voting proxy agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Group's obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities' share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group's rights to receive economic benefits that are significant to the VIEs are embodied firstly in the equity pledge agreements that secure the equity owners' obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the exclusive technical service agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary The9 Computer, has (1) the power to direct the activities of the VIEs that most significantly affect the VIE's economic performance, and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Group has been deemed to be the primary beneficiary of the VIEs and has consolidated the VIEs since the date of execution of such agreements.

Shareholders of the VIEs may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Group. As a result, the Group may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Groups business operations and adversely affect the Group's ability to control the VIEs. As most of the shareholders of the VIEs are directors, officers, shareholders or employees of the Group, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

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

The aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

•	The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group's use of financing sources, or otherwise restrict the VIEs or the Group's ability to conduct business.

•	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from The9 Limited to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIEs are domestic PRC enterprises owned by nominee shareholders, thus the Group is not likely to finance activities of the VIEs by means of direct capital contributions.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Total assets	99,468,575	80,531,978	11,712,890
Total liabilities	335,667,587	335,980,249	48,866,300

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	38,445,435	19,995,118	16,567,372	2,409,624
Net loss	(80,050,853)	(71,839,112)	(49,024,050)	(7,130,252)

The VIEs contributed an aggregate of 68.4%, 27.3% and 95.0% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of the fiscal years ended December 31, 2017 and 2018, the VIEs accounted for an aggregate of 30.8% and 48.9%, respectively, of the consolidated total assets, and 41.0% and 37.0%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations, and can only be used to settle the VIE's obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 26 for disclosure of restricted net assets.

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Advance to subscribe tokens	-	14,070,581	2,046,481
Company registration fee	-	1,383,962	201,289
Advertising fee	255,259	255,259	37,126
Financing fee	7,497,988	-	-
Others	349,031	98,240	14,288

	8,102,278	15,808,042	2,299,184

The Group has obtained financing for the early phase development of CrossFire New Mobile Game from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2018, the Group had paid RMB7.5 million (US$1.1 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million (US$22.9 million). According to the agreement, the Group paid the total financing fee of RMB7.5 million upon receipt of the first payment in October 2016 (see Note 17). Due to unforeseen circumstances, the Group is not planning to finance the remaining RMB100.0 million (US$14.5 million) and due to non-recovery of the advance financing fee, the Group has fully impaired the advance financing fee as of December 31, 2018.

On February 6, 2018, the Group entered into an agreement with a third-party company to subscribe a total of 5,297,257 tokens at a consideration of US$2.0 million and the tokens are expected to issue in 2019.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Employee advances	1,732,451	2,158,987	314,012
Input VAT recoverable	2,249,958	1,448,075	210,614
Prepayments and deposits	659,581	693,111	100,809
Other receivables	1,974,307	1,848,614	268,869

	6,616,297	6,148,787	894,304

7. INVESTMENTS

The Group’s investments comprise the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	-	-	-
System Link Corporation Limited ("System Link") <1>	-	-	-
Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”) <2>	9,496,519	6,146,104	893,914
Maxline Holdings Limited (“Maxline”) <7>	-	1,367,285	198,863
Leading Choice Holdings Limited (“Leading Choice”) <8>	-	-	-

Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,454,440
T3 Entertainment Co., Ltd. (“T3”) <3>	24,892,921	24,892,921	3,620,525
Smartposting Co, Ltd. (“Smartposting”) <4>	3,854,118	2,809,808	408,670
Beijing Ti Knight Network Technology Co., Ltd. (“Beijing Ti Knight”) <5>	-	-	-
Tandem Fund II, L.P. (“Tandem Fund”) <6>	-	-	-
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”) <9>	-	-	-
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <10>	-	-	-
Plutux Limited (“Plutux”) <11>	-	-	-

Total	48,243,558	45,216,118	6,576,412

<1> System Link

In August 2014, the Group formed a joint venture, System Link, with Qihoo 360 Technology Co., Ltd., (“Qihoo 360”). Pursuant to the joint venture agreement, Qihoo 360 and the Group will each own 50% equity interest in the joint venture and share profits based on the equity interest each party holds. In August 2014, Red 5 Singapore entered into a license agreement with System Link for publishing and operating Firefall in the PRC under a five-year term beginning from 2015. The Group received an upfront payment of US$10.0 million related to the license in 2015 and the Group began amortizing the upfront license payment over the license term starting in 2015 at the launch of game by System Link. The licensing agreement also calls for the Group to receive a US$150.0 million minimum royalty payment. The Group did not recognize any of this amount as the amount is unlikely to be received from System Link.

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

The Group made total capital contributions to System Link of US$35.0 million as of both December 31, 2016 and 2017. The Group recorded losses of RMB111.1 million (US$16.2 million) in System Link for the year ended December 31, 2016.

In October 2017, Oriental Shiny and Smilegate agreed to terminate the License Agreement. In November 2017, Smilegate made a settlement payment of US$25.0 million to both the Group and Qihoo 360, total of US$50.0 million. A settlement agreement was signed among the Group, Qihoo 360 and Smilegate whereby subsequent to the payment of US$50.0 million, the joint venture agreement signed among Oriental Shiny and Smilegate has terminated. During 2017, the Group offset its 2017 share of losses in System Link against the US$25 million recovery and reduced its investment in System Link to nil, with the remaining portion of the recovery, RMB60.5 million (US$8.8 million), recorded as gain as the Group has no future funding obligation to System Link or Oriental Shiny.

As of December 31, 2016, System Link was a significant subsidiary but not consolidated, and separate financial statements were provided in accordance with Rule 3-09 of SEC Regulation S-X. As of December 31, 2017, System Link met the criteria as a significant subsidiary but the Group has applied for and received a waiver from the SEC to not provide separate financial statements because the Group reduced its investment in System Link to nil in 2017 and the disclosure of separate financial statements of System Link does not have a material effect on the Group’s financial statements.

Presented below is summarized financial information of System Link:

	Unaudited December 31, 2017	Unaudited December 31, 2018	Unaudited December 31, 2018
	RMB	RMB	US$
			(Note 3)
Balance sheet data:
Current assets	11,472,721	6,653,280	967,679
Noncurrent assets	20,005	2,092	304
Current liabilities	(983,142,842)	(974,039,557)	(141,668,178)
Noncurrent liabilities	-	-	-
Noncontrolling interest	(479)	(94)	(14)

	Audited For the year ended December 31, 2016	Unaudited For the year ended December 31, 2017	Unaudited For the year ended December 31, 2018	Unaudited For the year ended December 31, 2018
	RMB	RMB	RMB	US$
				(Note 3)
Operating data:
Revenue	173,897	-	-	-
Gross loss	(150,131,075)	(825,402,887)	-	-
Loss from operations	(218,841,017)	(825,746,051)	(35,243)	(5,126)
Net loss	(222,102,758)	(826,681,381)	4,219,931	613,764
Net loss attributable to equity holders	(222,102,760)	(826,681,380)	4,219,931	613,764

<2> Big Data

In June 2015, the Group granted 33.3% equity interest of Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”) to two of its employees for nil consideration. The Group recorded shared based compensation of RMB2.7 million as a result of this transaction as the equity interest was considered a share-based award for their service. In October, 2015, the Group entered into an agreement with Fei Fan Information Technology Co., Ltd. (“Fei Fan”), whereby Jiucheng Advertisement acquired 100% equity interest in Fei Fan in exchange of 30% equity interest in Jiucheng Advertisement. Upon completion of the exchange, the Group's equity interest in Jiucheng Advertisement was diluted to 46.7%.  The Group accounted for the exchange as a disposal of subsidiary with a gain of RMB3.3 million (US$0.5 million) recognized upon disposal and an acquisition of an equity method investment in Jiucheng Advertisement at fair value.  In November 2015, the Group's equity interest in Jiucheng Advertisement was further diluted to 42.0% as a result of capital injection by other shareholders. In August 2016, Jiucheng Advertisement raised capital from the Group and a third-party, the Group's equity interest in Jiucheng Advertisement became 43.7%. In October 2016, the Group's equity interest in Jiucheng Advertisement further increased to 44.5% after the execution of certain terms under the investment agreements among certain investors of Jiucheng Advertisement.

In December 2016, the Group entered into an agreement with third-party investors of Jiucheng Advertisement. According to the agreement, the Group would repurchase an additional 19.11% equity interest in Jiucheng Advertisement for RMB18.3 million (US$2.7 million) from those third-party investors if Jiucheng Advertisement is not listed on the PRC’s National Equities Exchange and Quotations (“NEEQ”), commonly known as the New Third Board, before December 31, 2017. In March 2017, Jiucheng Advertisement was renamed as Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”). In September 2017, Big Data listed its shares on NEEQ. As Big Data has listed its shares on NEEQ and has fulfilled its obligation, hence the Group was relieved of its obligation to repurchase 19.11% equity interest in Big Data from those third-party investors. After the listings, the Group holds a 44.46% equity interest in Big Data. In 2018, there was no change in the equity interest of Big Data.

<3> T3

In April 2008, the Group, through China Crown Technology, invested US$38.3 million in cash to subscribe to 3,031,232 preferred shares issued by G10 Incorporation (“G10”), an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 on an as converted basis. The preferred shares are convertible, non-redeemable and with a liquidation preference. Considering the liquidation preference is substantive and not available to common shares, the preferred shares are not in substance common shares and equity accounting is not applicable. Further, considering the rights and obligations of these shares, they are not considered debt securities. Accordingly, the Group accounted for the investment in G10 under the cost method. The initial investment was US$39.5 million, including US$1.2 million transaction cost. Pursuant to the Series B Preferred Share Subscription Agreement entered into between G10 and the Group, the purchase price would be reduced by up to US$25.0 million if G10’s consolidated net income does not reach the predetermined target for the period from July 1, 2009 to June 30, 2010. The target was not met in the predetermined period, and both parties reached a settlement agreement in November 2010 whereby the purchase price was reduced by US$10.0 million, payable in 26 equal monthly installments beginning in February 2011. The adjustment to the purchase price was accounted for as a reduction in the carrying value of the underlying investment at the time of the settlement. The Group also performed an impairment assessment and recognized an impairment loss of RMB184.9 million for the year ended December 31, 2010. All the refund of purchase price under the settlement agreement had been received.

In December 2011, pursuant to the agreements between the shareholders of G10 and T3, a wholly-owned subsidiary of G10, G10 was spun off and the shareholders of G10 became shareholders of T3 at the same shareholding percentage. In February 2012, the changes in shareholding structures of G10 and T3 was completed and the Group owned 32,290 ordinary shares of T3, which reflects the same percentage of equity the Group owned in G10 on an as converted basis.

The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2017 and 2018, respectively.

<4> Smartposting

In June 2017, the Group completed a share exchange transaction with IE Limited (“IE”), which was a listed company on Korean Securities Dealers Automated Quotations of Korea Exchange (“KOSDAQ”) for issuance and sale of 12,500,000 ordinary shares of the Group with a 10 year lock-up period. In exchange, IE transferred 14.55% equity interest in Smartposting, a wholly-owned subsidiary of IE. The fair value of 14.55% equity interest in Smartposting was considered to be the value of the assets surrendered to the Group in this non-monetary exchange transaction. Due to weaker than expected operating performance of Smartposting, the Group recorded an impairment of RMB5.1 million and RMB1.1 million (US$0.2 million) for the years ended December 31, 2017 and 2018.

<5> Beijing Ti Knight

In June 2017, the Group entered into an investment agreement with shareholders of Beijing Ti Knight where the Group will invest a total of RMB9.0 million (US$1.3 million) in Beijing Ti Knight. As of December 31, 2018, the Group has invested RMB4.9 million (US$0.7 million). Due to weaker than expected operating performance, the investment in Beijing Ti Knight was fully impaired and the impairment of RMB4.0 million and RMB0.9 million (US$0.1 million) was recorded for the years ended December 31, 2017 and 2018, respectively (see Note 30).

<6> Tandem Fund

In December 2016, the Group recorded an impairment loss on Tandem Fund of RMB2.8 million (US$0.4 million) based on the fair market value of Tandem Fund. In January 2017, the Group disposed its entire interest in Tandem Fund to a third-party for a consideration of RMB1.2 million (US$0.2 million) which was equivalent to the carrying amount of the investment. No gain or loss was recognized on the disposal in 2017.

<7> Maxline

In January 2018, the Group completed a share exchange transaction with Red Ace Limited (“Red Ace”), which was a private company incorporated under the laws of the British Virgin Islands for issuance and sale of 3,571,429 ordinary shares of the Group with a specific lock-up period. In exchange, Red Ace transferred 29% equity interest in Maxline, an associate of Red Ace. The fair value of 29% equity interest in Maxline was considered to be the value of the assets surrendered to the Group in this non-monetary exchange transaction.

<8> Leading Choice

In September 2018, the Group completed a share exchange transaction with Leading Choice Investment Holdings Limited (“Leading Choice Investment”), which was a private company incorporated under the laws of Hong Kong for issuance and sale of 21,000,000 ordinary shares of the Group with a specific lock-up period. In exchange, Leading Choice Investment transferred 20% equity interest in Leading Choice, a wholly-owned subsidiary of Leading Choice Investment. The fair value of 20% equity interest in Leading Choice was considered to be the nominal value of ordinary shares of the Group in the non-monetary exchange transaction. In 2018, due to weaker than expected operating performance of Leading Choice, the Group recorded an impairment of RMB1.4 million (US$0.2 million) for the year ended December 31, 2018.

<9> The9 Education Technology

In April 2018, the Group has invested RMB0.4 million (US$0.1 million) in The9 Education Technology. But due to weaker than expected operating performance, the investment in The9 Education Technology was fully impaired and the impairment of RMB0.4 million (US$0.1 million) was recorded for the year ended December 31, 2018.

<10> Shanghai Ronglei

In December 2017, the Group has entered into an investment agreement with shareholders of Shanghai Ronglei where the Group will invest a total of RMB5.0 million (US$0.7 million) in Shanghai Ronglei. As of December 31, 2018, the Group has invested RMB4.0 million (US$0.6 million) but due to weaker than expected operating performance, the investment in Shanghai Ronglei was fully impaired and the impairment of RMB4.0 million (US$0.6 million) was recorded for the year ended December 31, 2018.

<11> Plutux

In September 2018, the Group completed a share exchange transaction with Plutux Labs Limited (“Plutux Labs”), which was a private company incorporated under the laws of Cayman Islands for issuance and sale of 21,000,000 ordinary shares of the Group with a specific lock-up period. In exchange, Plutux Labs transferred 8% equity interest in Plutux, a wholly-owned subsidiary of Plutux Labs. The fair value of 8% equity interest in Plutux was considered to be the nominal value of ordinary shares of the Group in the non-monetary exchange transaction. In 2018, due to weaker than expected operating performance of Plutux, the Group recorded an impairment of RMB1.4 million (US$0.2 million) for the year ended December 31, 2018.

The Group recorded impairment charges relating to its investment in equity and others of RMB2.8 million, RMB9.1 million and RMB9.2 million (US$1.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

8. AVAILABLE-FOR-SALE INVESTMENTS

Investment in L&A

In June 2016, the Group along with certain other shareholders of Red 5 completed a share exchange transaction with L&A, a Cayman Islands company with shares publicly listed on the Growth Enterprise Market of the Hong Kong Stock Exchange (Stock Code: 8195). The Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) in Red 5 for a total of 723,313,020 (after a one-to-five stock split) newly issued shares of L&A, after deducting 6% of shares received (46,168,920 shares) as payment of a service fee to a third-party consultant.

In June 2016, Asian Development, a wholly-owned subsidiary incorporated in Hong Kong, borrowed a total of HK$92.3 million from a financial services company, which was secured by a pledge of 417,440,000 shares of L&A (see Note 16). In 2016, Asian Development was in default on the loan due to a sharp decline in share price of L&A. The lender is entitled to foreclose on the pledged shares and become the legal and beneficial owner of the pledged shares (see Note 30.3). In 2016, the Group provided a full impairment allowance of RMB244.8 million (US$35.6 million) on the investment in L&A. In 2018, the loan remained in default and the lender did not make any claim against Asian Development to recover any outstanding amounts under the agreement.

In 2017, the Group sold 18,360,000 shares in L&A for a consideration of RMB0.1 million (US$0.01 million). In an extraordinary general meeting in October 2017, Board of Directors of L&A passed a resolution to consolidate every twenty issued and unissued shares into one share. After the share consolidation and as of both December 31, 2017 and 2018, the Group owned 14,375,651 shares in L&A.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Office buildings	69,341,652	69,341,652	10,085,325
Computers and equipment	85,311,170	84,134,612	12,236,872
Leasehold improvements	11,503,400	10,365,904	1,507,658
Office furniture and fixtures	6,472,915	6,194,658	900,976
Motor vehicles	8,487,925	7,038,397	1,023,692
Software	15,833,764	15,832,264	2,302,707
Less: accumulated depreciation and amortization	(176,115,819)	(175,555,042)	(25,533,422)
Property, equipment and software, net, held for sale	(113,755)	-	-
Net book value	20,721,252	17,352,445	2,523,808

Depreciation and amortization charges for the years ended December 31, 2016, 2017 and 2018 amounted to RMB7.3 million, RMB5.3 million and RMB3.7 million (US$0.5 million), respectively. The office building was mortgaged as collateral for the convertible notes and bank borrowing in 2015 (see Note 19 and Note 16).

10. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Gross amount	Accumulated impairment loss	Net amount
	RMB	RMB	RMB
Balance at January 1, 2016	10,342,694	-	10,342,694
Impairment allowance	-	(10,561,857)	(10,561,857)
Translation difference	219,163	-	219,163
Balance at December 31, 2016	10,561,857	(10,561,857)	-
Translation difference	-	-	-
Balance at December 31, 2017 and 2018	-	-	-
Balance at December 31, 2017 and 2018 US$ (Note 3)	-	-	-

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

In 2016, due to weaker than expected operating performance of Red 5, the Group determined that goodwill was fully impaired. Impairment loss of RMB10.6 million (US$1.5 million) was recorded for the year ended December 31, 2016.

11. INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2017 and 2018 are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Acquired game licenses	146,925,649	146,925,649	21,369,449
Acquired game development cost	12,285,000	12,285,000	1,786,779
Less: accumulated amortization	(85,026,783)	(85,026,783)	(12,366,633)
Less: impairment allowance	(72,398,186)	(72,398,186)	(10,529,879)
Translation difference	(1,785,680)	(1,785,680)	(259,716)
Net book value of intangible assets subject to amortization	-	-	-

In 2017 and 2018, none of acquired game licenses had expired or been written-off from cost basis and accumulated amortization.

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

In September 2011, Red 5 Singapore and Red 5 entered into a series of agreements with the third-party game publisher. Pursuant to the agreement, Red 5 Singapore were substituted in full for the third-party publisher as a party under the game development and license agreement between Red 5 and the third-party game publisher, including the exclusive, non-transferable term license to market and distribute the game and host the game for customers in specified regions. Under the agreements, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million to the third-party game publisher due within four years. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10.0 million and the guaranteed amount of US$12.7 million, was recorded as acquired game license. The contingent payments will be recorded as cost of services when incurred. The balance of accounts payable related to this game license fee was US$3.1 million as of December 31, 2018.

The Group pledged intellectual property in relation to the game to secure the guaranteed amount. Following this license acquisition, the previously recognized backlog of US$0.4 million in relation to the game development and license agreement acquired in the Red 5 acquisition was reclassified to acquired game licenses as it was considered to be additional cost to acquire the game license.

Amortization expense related to intangible assets was RMB10.2 million, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and takes into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, impairment allowance on upfront licensing fees of RMB68.0 million, nil and nil were provided in 2016, 2017 and 2018, respectively.

12. LAND USE RIGHT, NET

Gross carrying amount, accumulated amortization and net book value of land use right are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Land use right	85,160,348	85,160,348	12,386,059
Less: accumulated amortization	(20,649,782)	(22,570,692)	(3,282,771)

Net book value	64,510,566	62,589,656	9,103,288

Amortization charge for the years ended December 31, 2016, 2017 and 2018 amounted to RMB1.9 million, RMB1.9 million and RMB1.9 million (US$0.3 million), respectively. The land use right was mortgaged for the convertible notes and bank borrowing in 2015 (see Note 19 and Note 16).

13. OTHER LONG-LIVED ASSETS, NET

Other long-lived assets are as follows:

	December 31, 2017	December 31, 2018	December 31 2018
	RMB	RMB	US$
			(Note 3)
Prepaid license fee	6,515,200	6,515,200	947,597
Other	6,220	-	-

Total	6,521,420	6,515,200	947,597

Prepaid license fee represents the payment made by the Group pursuant to an IP license agreement with an online game company in January 2016 to use its IP to develop a mobile game. The mobile game is expected to be launched in 2019.

14. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of common stock warrants were measured using the Black-Scholes Model (see Note 23). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3)

In 2015, the Group issued warrants in connection with its convertible notes. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during 2017 and 2018 (see Note 20).

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Balance at issuance date/beginning of year	16,357,737	3,742,271	544,290
Fair value change on warrants liability recognized in other comprehensive income	(12,615,466)	(2,251,427)	(327,456)

Balance at the end of the year	3,742,271	1,490,844	216,834

15. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2016, 2017 and 2018. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2016, 2017 and 2018. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. Total tax savings of Shanghai IT were nil for the years ended December 31, 2016, 2017 and 2018.

United States

The Group’s subsidiaries incorporated in the U.S. are registered in the state of California and are subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 0.28%, respectively. The Group has assessed the recently enacted tax reform in the United States and concluded that there is no material effect to the financial statements.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the U.S. corporate income tax system including a federal corporate rate reduction from 34% to 21%; limitations on the deductibility of interest expense and executive compensation; creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax; and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system. A majority of the provisions in the Tax Act are effective January 1, 2018.

The Tax Act creates a new requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by a controlled foreign corporation (“CFC”) must be included in the gross income of the CFC U.S. shareholder. The Group has evaluated these provisions of the Tax Act and whether taxes due on future U.S. inclusions related to GILTI be recorded as current-period expense when incurred, or factored into measurement of deferred taxes. The Group concluded that there is no material effect to the financial statements.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense
China	-	-	-	-
Other jurisdictions	-	-	-	-
Deferred taxation
China	(22,553,453)	(84,042,632)	(39,763,083)	(5,783,301)
Other jurisdictions	46,848,751	(124,313,755)	(19,816,235)	(2,882,151)
Subtotal	24,295,298	(208,356,387)	(59,579,318)	(8,665,452)
Change in valuation allowance
China	22,553,453	84,042,632	39,763,083	5,783,301
Other jurisdictions	(52,928,033)	124,313,755	19,816,235	2,882,151
Subtotal	(30,374,580)	208,356,387	59,579,318	8,665,452
Income tax benefit	(6,079,282)	-	-	-

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation  between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2018

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(4)%	(2)%	2%
Effect of future tax rate change	(1)%	(22)%	1%
Change of prior year deferred tax assets	(1)%	(8)%	(11)%
Change of valuation allowance	(13)%	61%	(2)%
Income not subject to tax and non-deductible expenses, net	0%	(1)%	0%
Effect of expired net operating loss	(6)%	(53)%	(15)%
Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	1,858,263	1,087,421	158,159
Temporary differences related to impairment on advances to suppliers	533,377	2,451,767	356,595
Temporary differences related to provision for doubtful accounts	1,604,986	3,077,784	447,645
Others	6,859,651	7,152,217	1,040,247
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	23,180,705	23,165,631	3,369,301
Startup expenses and advertising fees	12,156,135	608,399	88,488
Temporary differences related to research and development credits	1,047,514	1,106,956	161,000
Temporary differences related to equity investments	2,599,887	3,978,269	578,615
Foreign tax credits	16,070,561	-	-
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	727,220
Tax loss carry forwards	330,832,639	294,535,956	42,838,478
Total deferred tax assets	401,743,718	342,164,400	49,765,748
Less: Valuation allowance	(401,743,718)	(342,164,400)	(49,765,748)
Total deferred tax assets	-	-	-

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	US$
			(Note 3)
Beginning balance	610,100,105	401,743,718	58,431,200
Decrease in valuation allowance	(208,356,387)	(59,579,318)	(8,665,452)
Ending balance	401,743,718	342,164,400	49,765,748

For the years ended December 31, 2017 and 2018, the Group recorded a reversal of valuation allowance of approximately RMB208.4 million and RMB59.6 million (US$8.7 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2018, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB392.1 million, of which RMB41.0 million, RMB113.6 million, RMB99.5 million, RMB71.1 million and RMB66.9 million will expire in 2019, 2020, 2021, 2022 and 2023, respectively. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

As of December 31, 2018, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$125.5 million and US$64.7 million, respectively, which will begin to expire in 2026 and 2028, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which has expired in 2018. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operating losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance as it is not more likely than no not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries incorporated in PRC have been provided as of December 31, 2017 and 2018.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any accumulated earnings as of December 31, 2017 and 2018.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2017 and 2018. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2016, 2017 and 2018, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2018, the Group is subject to examination of the PRC tax authorities. Red 5’s federal income tax returns and state income tax returns for 2006 through 2018 are open tax years, subject to examination by the relevant tax authorities.

16. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Pledged loan	77,118,809	80,836,823	11,757,228
Long-term borrowing due within one year	31,624,560	31,624,560	4,599,602
Total	108,743,369	112,461,383	16,356,830

In June 2016, the Group completed a share exchange transaction with L&A for a total of 769,481,940 (after a 1 to 5 stock split) newly issued shares of L&A. In June 2016, Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. The outstanding balance as of December 31, 2018 is RMB84.5 million (US$12.3 million), which includes RMB3.6 million (US$0.5 million) of interest payable, and the pledged loan was due in June 2018. Asian Development has defaulted the loan in June 2016 due to a sharp decline in share price of L&A (see Note 30.3)

In December 2015, the Group entered an entrusted bank borrowing agreement, amounted to RMB31.6 million (US$4.6 million), with a subsidiary of the convertible notes investor (see Note 19) and China Merchants Bank as entrustment bank. The borrowing agreement has matured in December 2018, with an annual interest rate of 12% due on maturity of the loan. The loan is secured by the Group’s office buildings. The outstanding balance as of December 31, 2018 is RMB43.3 million (US$6.3 million), including RMB11.7 million (US$1.7 million) of interest payable. The entrusted bank borrowing was due in December 2018 but has not repaid as of December 31, 2018. The Group has entered into a deed of settlement with the investor of convertible notes on March 12, 2019 where the Group will proceed to the disposal of office buildings and to repay both convertible notes and entrusted bank borrowing. Annual interest rate of the loan remained at 12% up to settlement date.

17. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
Staff cost related payables	7,461,738	4,245,967	617,550
Professional services	7,250,470	6,879,775	1,000,622
Utility fee	2,013,127	1,547,898	225,132
Product development services	849,446	892,216	129,767
Funds raised for CrossFire New Mobile Game (see below)	57,499,910	57,499,910	8,363,015
Others	8,625,360	10,225,540	1,487,244
Total	83,700,051	81,291,306	11,823,330

The Group has financed the early phase development of CrossFire New Mobile Game through fund raising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2018, the Group had raised RMB57.5 million (US$8.4 million). Under this fund raising arrangement, the Group will share certain percentages of the revenues from CrossFire new mobile game to the investors providing funding to the Group. Due to unforeseen circumstances, the Group is not planning to finance the remaining RMB100.0 million (US$14.5 million) and due to non-recovery of the advance financing fee, the Group has fully impaired the advance financing fee as of December 31, 2018. In November 2017, the Group entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China and the game is expected to be launched in the second half of 2019.

18. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as advance from customers. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million.

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$3.8 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$24.7 million) as of both December 31, 2017 and 2018.

19. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into an agreement with a third-party investor for a private placement of secured convertible notes and warrants for a gross proceeds of US$40,050,000. The transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in December 2018, subject to an extension for two years at the discretion of the investor. The convertible notes accrue interest at a rate of 12% per annum and are payable upon maturity of the notes. The notes are secured by the equity interest of the Group's subsidiaries (The9 Computer and C9I Shanghai), and the Group’s office buildings with a total net book value of RMB16.0 million as of December 31, 2018. The third-party investor is entitled to put the convertible notes to the Group upon a change in control and upon an event of default. The Group has entered into a deed of settlement with the investor of convertible notes on March 12, 2019 where the Group will proceed to the disposal of office buildings and to repay both convertible notes and entrusted bank borrowing. Annual interest rate of the loan remained at 12% up to settlement date.

The notes are divided into three tranches and can be converted into a total of 11,695,513 shares of the Group's ADS at any time as follows:

Convertible Notes	Principal Amount		Conversion Price
Tranche A	US$	22,250,000	US$	2.60
Tranche B	US$	13,350,000	US$	5.20
Tranche C	US$	4,450,000	US$	7.80

The conversion prices are subject to anti-dilution adjustments in the event the Group issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to the issuance. As of December 31, 2018, no adjustments to the conversion prices had occurred.

The Group has determined that there was BCF attributable to the Tranche A convertible loan as the conversion price is lower than market value at the date of issuance of the convertible note. The value of the BCF is determined to be US$8.1 million, which is equal to the intrinsic value of the conversion feature. The convertible notes are recorded at net carrying value at the date of issuance as follows:

US$
Principal Amount	40,050,000
Less:
Fair value allocated to warrants (Note 20)	8,821,883
Beneficial conversion feature	8,112,556
Issuance cost	3,200,000
Net carrying value	19,915,561

The fair value of warrants, BCF and issuance costs are recorded as debt discount and accreted to interest expense over three years using the effective interest method. The convertible notes should be repaid with principal and interest based on the agreement. As of December 31, 2017 and 2018, the total carrying amount of the convertible notes principal and interest payable is RMB260.6 million and RMB375.3 million (US$54.6 million), respectively. Interest expenses recognized related to the convertible notes are RMB50.4 million, RMB77.0 million and RMB98.3 million (US$14.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

20. WARRANTS

The warrants are exercisable at any time after the commitment date to purchase up to 4,778,846 shares of the Group's ADS as follows:

Warrants	Principal Amount		Exercise Price
Tranche I	US$	5,000,000	US$	1.50
Tranche A	US$	2,750,000	US$	2.60
Tranche B	US$	1,650,000	US$	5.20
Tranche C	US$	550,000	US$	7.80

For the tranches A, B and C, the expiration date is the third anniversary of the issuance date or if the holder has exercised its option to extend the maturity date of all or any portion of the convertible notes in accordance with the terms and conditions thereof, the fifth anniversary of the issuance date. Tranches A, B and C expired on December 20, 2018. Tranche I will expire in December 2020.

The exercise prices of the warrants are subject to anti-dilution adjustments in the event the Company issue ordinary shares at a price per share lower than the applicable exercise price in effect immediately prior to the issuance. As of December 31, 2018, no adjustments to the exercise prices had occurred.

The Group performs valuations of the warrants using a probability weighted Black-Scholes Model. This model requires input of assumptions including the risk-free interest rates, volatility, expected life and dividend rates, and has also considered the likelihood of "down-round" financings. Selection of these inputs involves management's judgment and may affect net income.

The assumptions used in the Black-Scholes option pricing model for Tranche I was as follows:

Warrants	Tranche I
Risk-free interest rate	2.62%
Expected volatility of common stock	100.2%
Dividend yield	0.00%
Expected life of warrants	1.9 years

The fair value of the warrants as of issuance date, December 31, 2017 and 2018 is RMB3.7 million and RMB1.5 million (US$0.2 million), respectively. The change in fair value of the warrants liability resulted in a loss of RMB48.1 million, RMB12.6 million and RMB2.3 million (US$0.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Pursuant to the terms of the shareholder rights plan, as amended, one right was distributed with respect to each ordinary share of the Company outstanding at the close of business on January 22, 2009. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of the Company’s voting securities (including by acquisition of the Company’s ADSs representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, the rights plan entitles shareholders other than the Acquiring Person to purchase, for an exercise price of US$19.50, a number of shares with a value twice that of the exercise price. The number of shares each such shareholder will be entitled to purchase is equal to the product of (i) the number of shares then owned by such shareholder and (ii) two times the exercise price divided by the then current market price per share. The rights plan will continue in effect until January 8, 2019, unless the plan is terminated by the Company or the rights are redeemed by the Company before the plan expires. The plan has not been exercisable as of December 31, 2018. As of the issuance date of financial statements, the rights plan has expired and not been extended.

22. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB15.4 million, RMB12.9 million and RMB7.9 million (US$1.1 million) for the years ended December 31, 2016, 2017 and 2018, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. SHARE-BASED COMPENSATION

23.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. As of December 31, 2018, options to purchase 2,050,000 ordinary shares are outstanding and options to purchase 89,956,594 ordinary shares are available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding as of January 1, 2018	-		-	-	Nil
Granted	5,750,000	US$	0.93	-	Nil
Exercised	-		-	-	Nil
Forfeited	(5,700,000)	US$	0.93	-	Nil
Outstanding as of December 31, 2018	50,000	US$	0.93	4.07	Nil
Vested and expected to vest as of December 31, 2018	50,000	US$	0.93	4.07	Nil
Exercisable as of December 31, 2018	50,000	US$	0.93	4.07	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for years ended December 31, 2016, 2017 and 2018.

On January 24, 2018, as approved by the Board of Directors, the Group granted share options totaling 5,750,000 shares to directors, officers and consultants. The remaining shares shall become vested in a series of 36 successive equal monthly installments upon grantees’ completion of each month of service to the Company over the 36-month period measured from the grant date. On September 4, 2018, the Group canceled a portion of the options totaling 4,700,000 share options granted to directors, officers and consultants. The remaining 1,000,000 share options were forfeited due to the resignation of directors.

The weighted-average grant-date fair value of options granted during 2018 was US$0.51. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with below assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

	For the year ended December 31, 2018

Risk-free interest rate		2.19%
Expected life (years)		2.93
Expected dividend yield		0.00%
Volatility		78.55%
Fair value of options at grant date	US$	0.51

On August 6, 2016, The Group granted share options totaling 6,000,000 shares to Mr. Zhu Jun, chairman and chief executive officer, and a third-party consultant as a reward for facilitating the Mongolia funding platform with total funding amount of RMB157.5 million (US$22.9 million) to the Group. According to ASC 718, the share option was applicable to the performance condition due to the share options would be vested in line with the percentage of funding received by the Group. In 2017, the options totaling 5,000,000 granted to Zhu Jun were canceled. As of December 31, 2018, options totaling 1,000,000 shares to a third-party consultant were outstanding.

On January 24, 2018, as approved by the Board of Directors, the Group granted share options totaling 2,500,000 shares to directors and consultant, subject to performance conditions, of which 1,000,000 shares granted will vest upon the success of improvement on the Group's online game business and 1,500,000 shares will vest upon the success of the Group's fund raising. On September 4, 2018, the Group canceled a portion of the options totaling 1,500,000 share options granted to director and consultant.

The following table summarizes the share option activities subject to performance condition:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding as of January 1, 2018	1,000,000	US$1.86	3.60	Nil
Granted	2,500,000	US$0.93	-	Nil
Exercised	-	-	-	Nil
Forfeited	(1,500,000)	US$0.93	-	Nil
Outstanding as of December 31, 2018	2,000,000	US$1.86	2.06	Nil
Vested and expected to vest as of December 31, 2018	2,000,000	US$1.86	2.06	Nil
Exercisable as of December 31, 2018	365,079	US$1.86	0.06	Nil

The grant-date fair value of share options with performance condition during 2018 was US$0.51. The fair value of the awards that are based on the performance condition was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate		2.19%
Expected life (years)		2.93
Expected dividend yield		0.00%
Volatility		78.55%
Fair value of options at grant date	US$	0.51

Cancelation and Acceleration Vesting of Share-Based Awards

On June 6, 2017, the Group canceled a portion of the options totaling 10,806,665 and accelerated the vesting and exercise of the remaining options totaling 6,328,535 for options granted to 15 directors, officers and employees. The exercise price was modified to US$0.00, which the original exercise price of the accelerated vesting options ranged from US$1.53 to US$1.86. The incremental compensation cost recognized due to the cancelation and acceleration vesting of options was RMB33.0 million (US$4.8 million) in 2017. The fair value of the options canceled and accelerated vested under service and performance condition was measured on the modification date using Binomial Tree Pricing Model with the following assumptions:

Risk-free interest rate	1.16%-1.62%
Expected life (years)	4.49-5.00
Expected dividend yield	0.00%
Volatility	62%-74%
Fair value of options at modification date	US$0.06-US$0.31

The fair value of the options canceled and accelerated vested under market condition was measured on the modification date using the Monte Carlo Simulation model with the following assumptions:

Risk-free interest rate	1.52%
Expected life (years)	5.00
Expected dividend yield	0.00%
Volatility	72%
Fair value of options at modification date	US$0.18-US$0.25

Share-Based Compensation

For the years ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation of RMB28.1 million, RMB38.0 million and RMB3.9 million (US$0.6 million), respectively, for options granted to the Group’s employees and directors.

As of December 31, 2018, there was approximately RMB7.5 million (US$1.1 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested options, for the options with performance condition issued to non-employee, a third-party consultant, subject to ASC 505-50. Unrecognized compensation cost would be addressed in Commitment (see Note 30). The cost related to performance condition option was recognized according to the funding schedule. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Restricted Ordinary Shares

On September 4, 2018, the Group granted an aggregate amount of 30,000,000 restricted ordinary shares to directors, officers and consultants. In exchange for such restricted ordinary shares granted, the Group forfeited and canceled the stock options in the total amount of 6,200,000 shares previously granted on January 24, 2018. Half of each individual's shares will only vest if the Group meets certain target on non-GAAP profit before tax in 2019. If the Group fails to achieve this target, such half of each individual's shares will be forfeited and canceled. The remaining half of each individual’s shares is subjected to a half year lock-up period. After the half year lock-up period, such remaining shares shall become vested in 36 successive equal monthly installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the vesting commencement date.

23.2 Ordinary Shares Granted to Incsight Limited (“Incsight”)

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zhu Jun. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 ordinary shares granted will vest when the Group achieves breakeven and 1,000,000 ordinary shares will vest when the Group's cumulative profit reaches US$5.0 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board of Directors considered the grant of ordinary shares as an incentive to retain Mr. Zhu Jun’s services with the Group. The awarded nonvested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It was considered probable the performance targets will be met for the total of 1,500,000 ordinary shares. The fair value of the granted nonvested shares was US$6.48 per share, the market price on the date of grant. On December 7, 2015, 500,000 ordinary shares granted to Incsight were vested. The awarded nonvested shares were valid for additional three years and had expired on December 7, 2018. The Group recorded share-based compensation of RMB1.9 million, RMB0.5 million and nil for the years ended December 31, 2016, 2017 and 2018, respectively. The following table reflects the activity of nonvested shares for the year ended December 31, 2018:

	Number of Options	Weighted-Average Grant-Date Fair Value

Nonvested as of January 1, 2018	1,000,000	US$	6.48
Granted	-		-
Forfeited	(1,000,000)	US$	6.48
Vested	-		-
Nonvested as of December 31, 2018	-		-

23.3 Stock Options and Ordinary Shares Granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock options to purchase common shares or restricted shares. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September, 2011, Red 5 further increased the number of common shares reserved to 22,855,591. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2018, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2018, options to purchase 5,111,250 shares of common stock were outstanding and options to purchase 15,480,087 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors for the year ended December 31, 2018:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding as of January 1, 2018	5,476,250	US$	0.053	3.08	Nil
Granted	-		-	-	Nil
Exercised	-		-	-	Nil
Forfeited	(365,000)	US$	0.115	-	Nil
Outstanding as of December 31, 2018	5,111,250	US$	0.049	2.24	Nil
Vested and expected to vest as of December 31, 2018	5,111,250	US$	0.049	2.24	Nil
Exercisable as of December 31, 2018	4,810,176	US$	0.049	2.24	Nil

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was determined by the Group with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2016, 2017 and 2018 were nil.

The fair value of options granted ranged from US$0.012 to US$0.149, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	0.78%-5.00%
Expected life (years)	4.00-6.00
Expected dividend yield	0.00%
Volatility	38.89%-69.36%

Red 5 recorded share-based compensation of RMB0.4 million, RMB0.3 million and RMB0.04 million (US$0.01 million) for options and shares of restricted common stock granted for the years ended December 31, 2016, 2017 and 2018, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2018, there was approximately RMB0.04 million (US$0.01 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested share-based awards granted to Red 5 grantees. This cost is expected to be recognized over 0.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

24. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in China. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty and other service fees related to IPTV business charged by ZTE9 to the Group amounted to RMB7.1 million and RMB5.2 million (US$0.8 million) for the years ended December 31, 2017 and 2018, respectively. The Group provided IPTV related supporting service to ZTE9 of nil and RMB0.2 million (US$0.03 million) for the years ended December 31, 2017 and 2018, respectively. Total amount due to ZTE9 for IPTV business was RMB2.7 million and RMB5.1 million (US$0.7 million) as of December 31, 2017 and 2018, respectively. The Group lent RMB4.0 million and RMB0.6 million (US$0.1 million) to ZTE9 to fund its operations in 2017 and 2018, respectively. ZTE9 has repaid RMB1.7 million (US$0.3 million) in 2018. Total amount due from ZTE9 for outstanding loans was RMB2.1 million and RMB1.0 million (US$0.1 million) as of December 31, 2017 and 2018, respectively.

In 2017, the Group charged service fee to Big Data of RMB0.05 million. In 2018, the service fee charged was RMB0.05 million (US$0.01 million), and the outsourcing service fee was RMB0.4 million (US$0.06 million) of which RMB0.1 million (US$0.01 million) remained outstanding as of December 31, 2018.

In 2014, the Group entered into a license agreement with System Link, a 50% joint venture of the Group, for publishing and operating Firefall for a five-year term in the PRC. Under this license agreement, System Link is expected to pay Red 5 and Red 5 Singapore a total of no less than US$160.0 million (including license fee and royalties) during the term of the agreement. In 2015, System Link paid US$10.0 million to the Group as license fee. The Group recorded the US$10.0 million as amount due to the related party and was to amortize the amount over the five-year period. System Link has been dormant since the cessation of Firefall in March 2016 and the termination of CrossFire 2 license in November 2017. Red 5 Singapore filed a lawsuit against System Link in 2016. Due to ongoing litigation and non-operation of Firefall, Red 5 was no longer required to render any service to System Link in relation to the operation of Firefall. As such, Red 5 recognized the remaining unamortized license fee as revenue in 2017. The balance due to System Link (non-current) was nil as both of December 31, 2017 and 2018. The Group recognized licensing revenue of RMB13.6 million, RMB 51.1 million and nil for the years ended December 31, 2016, 2017 and 2018, respectively. Litigation against System Link by Red 5 Singapore is on-going as of December 31, 2018.

Transaction with T3

In 2016, Asian Way entered into a license agreement with T3, an equity investee of the Group, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2018.

Transaction with Mr. Zhu Jun

Mr. Zhu Jun, the chairman and chief executive officer, provided loans of RMB73.9 million and RMB11.0 million (US$1.6 million) to the Group in 2017 and 2018, respectively. The loans were interest-free and the outstanding balance of RMB75.2 million and RMB57.1 million (US$8.3 million) remained as of December 31, 2017 and 2018, respectively.

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net loss attributable to ordinary shareholders before accretion on redeemable noncontrolling interest	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Accretion on redeemable noncontrolling interest	(82,890,188)	(57,126,233)	(40,918,773)	(5,951,389)
Net loss attributable to ordinary shareholders	(676,671,777)	(175,292,083)	(258,011,699)	(37,526,245)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	23,874,102	33,426,448	62,114,760	62,114,760

Loss per share
- Basic and diluted	(28.34)	(5.24)	(4.15)	(0.60)

The Company had 22,914,046, 5,778,846 and 6,828,846 stock options, warrants and nonvested shares outstanding as of December 31, 2016, 2017 and 2018, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

26. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserved funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2016, 2017 and 2018. The accumulated reserves as of December 31, 2018 were RMB3.8 million (US$0.6 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB8.2 million (US$1.2 million) as of December 31, 2018, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2018, approximately RMB12.0 million (US$1.8 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

27. NONCONTROLLING INTEREST

As of December 31, 2018, the Group's noncontrolling interests mainly included equity interest in Red 5 and equity awards granted as compensation by the Group's subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2016, 2017 and 2018.

	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$
				(Note 3)
Net loss attributable to The9 Limited	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Transfers (to) from the noncontrolling interest:
Increase in The9 Limited's additional paid-in capital for issuance of shares by Red 5 upon stock option exercise	436,128	-	-	-
Change in The9 Limited's additional paid-in capital for adjustment on noncontrolling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares (1)	253,396,755	(7,060)	-	-
Change from net loss attributable to The9 Limited and transfers (to) from noncontrolling interests	(339,948,706)	(118,172,910)	(217,092,926)	(31,574,856)

(1)	In June 2016, the Group completed a share exchange transaction with L&A and certain other shareholders of Red 5, whereby the Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) owned in Red 5 for a total of 723,313,020 (after a one-to-five stock split) of newly issued shares of L&A, after deducting a 6% of total shares received (769,481,940 shares) for the payment of a service fee to a third-party consultant. As a result, the percentage of noncontrolling interest in Red 5 changed from 10.4% to 58.1%, after deducting shares of Series B redeemable convertible preferred shares (“SBPS”) from total shares of Red 5.

28. REDEEMABLE NONCONTROLLING INTEREST

In January 2014, Red 5 issued 27,438,952 SBPS to a third-party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., ("Oriental Pearl"), for an aggregate consideration of RMB118.3 million (US$17.2 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million (US$3.7 million). The purchase price for these common shares was determined to be less than fair value as the transaction was contemplated in conjunction with the issuance of the SPBS. The difference between the purchase price and fair value of SBPS as determined by the Group with the assistance of an independent valuation firm, amounted to RMB131.3 million (US$19.1million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$1.9 million).

Due to share exchange transaction with L&A in 2016, a 37% share of SBPS was owned by L&A. As of December 31, 2018, the holders of SBPS were as follows:

Holder	December 31, 2017	December 31, 2018
	Number of Shares	Number of Shares
L&A International Holdings Limited	10,180,553	10,180,553
Shanghai Oriental Pearl Culture Development Co., Ltd.	17,258,399	17,258,399

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

Redemption

At any time on or after April 1, 2017, if requested by at least 50% of the holders of SBPS then outstanding, Red 5 shall redeem all of the outstanding SBPS at a redemption price equal to 200% of the issuance price in three equal annual installments. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 10% per annum from the issuance date of SBPS (see Note 30).

Voting

Each SBPS has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of SBPS shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

The holders of SBPS have preference over holders of common shares with respect to distribution of assets upon voluntary or involuntary liquidation of Red 5. The holders of SBPS shall be entitled to receive 100% of the original issue price ("preferred liquidation"). The holders of SBPS are also entitled to distribution of remaining assets from preferred liquidation, along with other shareholders, while the total distribution entitled to the holders of SBPS should not exceed 200% of the original issue price.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	US$
			(Note 3)
Redeemable noncontrolling interest opening balance	246,771,132	306,014,668	44,507,987
Issuance of redeemable noncontrolling interest	-	-	-
Net profit/(loss) attributable to redeemable noncontrolling interest	2,117,303	(5,858,902)	(852,142)
Accretion of redeemable noncontrolling interest	57,126,233	40,918,773	5,951,389
Redeemable noncontrolling interest ending balance	306,014,668	341,074,539	49,607,234

29. DISPOSAL OF A SUBSIDIARY

On August 21, 2018, Beijing Yingke entered into a proposed acquisition agreement with Shanghai IT and Yunmei Partnership, which owned 70% and 30% equity interest in The9 Education, respectively. Beijing Yingke has proposed to acquire the entire equity interest of The9 Education for consideration of RMB12.0 million, payable to Shanghai IT and Yunmei Partnership for RMB8.6 million and RMB3.6 million, respectively.

The proposed acquisition is to sell the shell company of The9 Education, which is listed on NEEQ. Beijing Yingke will not take over the operation of educational services of The9 Education. In November 2017, The9 Education passed a resolution for issuance of additional 20,000,000 new ordinary shares with a par value of RMB1 each, and the new shares were taken and paid-up by Beijing Yingke. In 2017, Shanghai IT received an advance of RMB6.8 million from Beijing Yingke, and Shanghai IT transferred 5,600,000 ordinary shares to Beijing Yingke accordingly. As of December 31, 2017, disposal of The9 Education was yet to be completed. Shanghai IT owned an 8.75% equity interest in The9 Education and controls The9 Education through a VIE structure. In January 2018, the assets and liabilities of The9 Education have been transferred from the shell company to Shanghai IT or disposed upon completion of the transaction.

Followed the disposal of shell company, the Group has disposed of the business operation of educational services for a minimal consideration. The disposal of educational services does not have a significant effect on the Group's operations and financial results. The disposal transaction on The9 Education has completed in January 2019.

30. COMMITMENTS AND CONTINGENCIES

30.1 Operating lease commitments

The Group has no significant outstanding operating lease arrangements as of December 31, 2018.

Total rental expenses amounted to RMB12.7 million, RMB4.8 million and RMB0.5 million (US$0.07 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

30.2 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$8.4 million), and the Group plans to raise an additional RMB100.0 million (US$15.4 million) until CrossFire New Mobile Game is launched. Under this fund raising arrangement, the Group will share certain percentages of the revenues from CrossFire New Mobile Game to investors providing funding to the Group. In August 2016, the Group granted a third-party consultant 1,000,000 options to acquire shares of the Group as payment for consulting services related to the RMB157.5 million (US$22.9 million) financing plan of CrossFire Mobile Game with Inner Mongolia Culture Assets and Equity Exchange. The options will vest in accordance with the schedule of the actual funding to be received. In October 2016, 365,079 options were vested after the Group received the first funding of RMB57.5 million (US$8.4 million). As of December 31, 2018, due to unforeseen circumstances, the Group has outsourced the development and operation of CrossFire Mobile Game to a third-party company and the Group is not planning to raise the remaining RMB100.0 million (US$14.5 million). Due to non-recovery of advance paid for financing fee, the Group has provided full impairment on the advance as of December 31, 2018. In January 2019, total 1,000,000 options granted to the third-party consultant were canceled.

In June 2017, Shanghai IT has entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.3 million) in Beijing Ti Knight. As of December 31, 2018, Shanghai IT has invested RMB4.9 million (US$0.7 million) and has a remaining capital contribution commitment amounting to RMB4.1 million (US$0.6 million). Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.0 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2018, the Group has both a capital commitment and a purchase commitment amounting to RMB4.1 million (US$0.6 million) and RMB6.8 million (US$1.0 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). As of December 31, 2018, the agreements have not been terminated but the related outsourcing development of the related game has been transferred to a third-party company.

30.3 Contingencies

In June 2016, Asian Development borrowed HK$92.3 million (US$11.8 million) from a financial services company at an annual interest rate of 2% for a term of 24 months. This loan is secured by 417,440,000 shares of L&A (see Note 16). Pursuant to the financing agreement (“Agreement”), such loan is considered to be in default since the market price of the pledged shares had fallen below the collateralized stock price by more than 35% for ten consecutive trading days. Asian Development had not made any remediation pursuant to the Agreement. Upon default, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender under the Agreement, the lender may claim against Asian Development to recover any outstanding amounts under the Agreement, in addition to foreclosure of the pledged shares as mentioned above.

As mentioned in Note 24, Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute. The process of legal proceedings may be lengthy and costly and may divert the attention of the management. If the Group cannot settle the dispute with Qihoo 360 and cannot obtain a judgment in favor of the Group, additional costs or damages may be incurred to adversely affect the Group’s business, financial condition and results of operations. The dispute is still in process as of December 31, 2018. The Group has entered into an additional agreement with an attorney in December 2018 regarding the dispute with Qihoo 360 where the Group shall pay a total of RMB8.0 million (US$1.2 million) as the attorney fee. The Group has expensed first installment of the attorney fee amounting to RMB3.0 million (US$0.4 million) as of December 31, 2018 and will pay the remaining attorney fee of RMB5.0 million (US$0.7 million) after the court decision is issued in the future.

The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

As described in Note 28, in August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2018 (see Note 28). Per Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the report date, there was no such preferred shareholder requiring Red 5 to redeem the preferred shares.

31. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China (including PRC, Taiwan, Hong Kong and Macau), North America and other areas for the years ended December 31, 2016, 2017 and 2018.

The following geographic area information includes revenue based on location of players for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Greater China	48,041,372	19,690,716	16,430,205	2,389,674
North America	3,012,901	51,156,109	-	-
Other areas	5,145,013	2,301,731	1,001,653	145,684
Total	56,199,286	73,148,556	17,431,858	2,535,358

A majority of the Group's assets are located in Greater China.

32. SUBSEQUENT EVENTS

In January 2019, the Group canceled a total of 15,000,000 ordinary shares including 7,500,000 and 4,500,000 ordinary shares in the form of restricted ordinary shares previously granted to Zhu Jun and Qin Jie on September 4, 2018.

In June 2017, the Group entered into a share purchase agreement with Incsight Limited (“Incsight”), pursuant to which the Group will issue and sell 12,500,000 ordinary shares of the Group, par value of US$0.01, at a per share price of US$1.20 to Incsight for an aggregate consideration of US$15.0 million. In February 2019, the Group and Incsight have entered into a termination agreement and Incsight ceased to hold beneficial ownership in 12,500,000 ordinary shares.

In February 2018, Ark Pacific Special Opportunities Fund I, L.P. (“AP Fund”) assigned its rights and obligations under the share purchase agreement as a whole, as well as 12,500,000 unpaid ordinary shares to a third-party, Jupiter Explorer Limited (“Jupiter”), and Jupiter assumed all the rights and obligations of AP Fund under the share purchase agreement. In February 2019, the Group and Jupiter have entered into a termination agreement and Jupiter ceased to hold beneficial ownership in 12,500,000 ordinary shares.

In March 2019, the Group entered into a deed of settlement agreement with Splendid Days Limited ("SDL") relating to the settlement of convertible notes which expired in December 2018, pursuant to which the convertible notes should be repaid by May 31, 2019 through the proceeds from planned sale of the mortgaged properties. In January 2019, the Group granted a total of 11,700,000 restricted ordinary shares to two third-party consultants as payment for consulting services related to the settlement of the convertible notes.

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. ("F&F") to establish a joint venture to manufacture, market, distribute and sell electric cars in China. Under the terms of joint venture agreement, the Group will make capital contribution of up to US$600.0 million in three equal installments to the joint venture, and F&F will make contributions including its use rights for a piece of land in China to manufacture electric cars and will grant the joint venture an exclusive license to manufacture, market, distribute and sell certain F&F’s car models and other potential selected car models in China, in each case subject to the satisfaction of certain conditions, such as establishment of the joint venture and funding arrangements. The Group has paid the initial deposit of US$5.0 million as of the issuance date of these financial statements. The Group is considering different ways to raise the required capital, including additional equity financing.

In April 2019, the Group announced an extraordinary general meeting (the “EGM”) of shareholders to be held on May 6, 2019. The EGM will consider and vote on the proposals of : (i) Increase of the number of authorized shares to 5,000,000,000 which will be divided into 4,300,000,000 Class A ordinary shares (“Class A Ordinary Shares”) , 600,000,000 Class B ordinary shares (“Class B Ordinary Shares”) and 100,000,000 ordinary shares to be determined in accordance with the Amended and Restated Memorandum and Articles of Association; (ii) Class A Ordinary Share shall entitle the holder thereof to one vote per share, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes per share on all matters subject to vote at general meetings of the Group; and (iii) the Group’s Amended and Restated Memorandum and Articles of Association.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Revenue	-	-	-	-
Cost of revenue	-	-	-	-

Gross loss	-	-	-	-

Operating expenses:
Product development	(34,101)	(43,710)	-	-
Sales and marketing	(262,674)	(231,884)	-	-
General and administrative	(40,881,238)	(62,979,090)	(21,435,150)	(3,117,613)
Total operating expenses	(41,178,013)	(63,254,684)	(21,435,150)	(3,117,613)

Loss from operations	(41,178,013)	(63,254,684)	(21,435,150)	(3,117,613)
Interest expenses	(50,409,271)	(76,989,899)	(98,308,205)	(14,298,335)
Fair value change on convertible bonds and warrants	48,057,204	12,615,466	2,251,427	327,456
Foreign exchange (loss) gain	(17,116,102)	35,473,519	1,963,364	285,560
Other income (expenses), net	5,952,464	(21,649,514)	(18,180,060)	(2,644,180)
Loss before income tax expense and share of loss in equity method investments	(54,693,718)	(113,805,112)	(133,708,624)	(19,447,112)
Income tax expense	-	-	-	-
Recovery of equity investment in excess of cost	-	60,548,651	-	-
Equity in loss of subsidiaries and VIEs	(539,087,871)	(64,909,389)	(83,384,302)	(12,127,744)
Net loss	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Other comprehensive income (loss), net of tax:
Currency translation adjustments	5,954,611	(19,027,771)	7,241,192	1,053,188
Total comprehensive loss	(587,826,978)	(137,193,621)	(209,851,734)	(30,521,668)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	18,733	18	3
Prepayments and other current assets, net	59,008	61,979	9,014
Amounts due from intercompany	1,380,804,221	1,305,838,856	189,926,384
Total current assets	1,380,881,962	1,305,900,853	189,935,401
Investments in subsidiaries and VIEs	(1,586,024,281)	(1,635,525,945)	(237,877,382)

Total assets	(205,142,319)	(329,625,092)	(47,941,981)

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	4,350,126	5,248,838	763,412
Warrants	3,742,271	1,490,844	216,834
Convertible notes	260,563,020	375,257,140	54,578,887
Total current liabilities	268,655,417	381,996,822	55,559,133
Total liabilities	268,655,417	381,996,822	55,559,133

SHAREHODERS' EQUITY (DEFICIT)
Ordinary shares	3,328,852	6,502,658	945,772
Additional paid-in capital	2,527,215,315	2,496,069,065	363,038,188
Statutory reserves	28,071,982	28,071,982	4,082,900
Accumulated other comprehensive loss	(16,445,748)	(9,204,556)	(1,338,746)
Accumulated deficit	(3,015,968,137)	(3,233,061,063)	(470,229,228)
Total shareholders’ deficit	(473,797,736)	(711,621,914)	(103,501,114)
Total liabilities and shareholders' equity	(205,142,319)	(329,625,092)	(47,941,981)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(593,781,589)	(118,165,850)	(217,092,926)	(31,574,856)
Adjustments for:
Employee share-based compensation expense	27,689,259	37,727,861	3,645,751	530,252
Fair value change on warrants liability	(48,057,204)	(12,615,466)	(2,251,427)	(327,456)
Amortization of discount and interest on convertible note	50,409,270	76,990,826	98,308,205	14,298,335
Foreign exchange loss (gain)	17,116,102	(35,473,519)	(1,963,364)	(285,560)
Recovery of equity investment in excess of cost	-	(60,548,651)	-	-
Equity in loss of subsidiaries and VIEs	539,087,871	64,909,389	83,384,302	12,127,744
Consulting fee paid by equity	-	13,454,692	4,172,800	606,909
Change in prepayments and other current assets	(62,274)	915,269	(2,971)	(432)
Change in accounts payable	(148,204)	-	-	-
Change in amounts due from intercompany	3,021,127	(130,954,737)	30,882,203	4,491,630
Change in accrued expenses and other current liabilities	2,613,023	(2,092,500)	898,712	130,712
Net cash used in operating activities	(2,112,619)	(165,852,686)	(18,715)	(2,722)

Cash flows from investing activity:
Settlement payment from investee	-	165,812,500	-	-

Cash flows from financing activities:
Proceeds from stock option exercises	2,142,554	-	-	-
Net cash provided by (used in) financing activities	2,142,554	-	-	-
Net change in cash and cash equivalents	29,935	(40,186)	(18,715)	(2,722)
Cash and cash equivalents, beginning of year	28,984	58,919	18,733	2,725
Cash and cash equivalents, end of year	58,919	18,733	18	3

Supplement disclosure of cash flow information:
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

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

2) As disclosed in Note 1 to the consolidated financial statements, The9 Limited (the “Company”) was incorporated in December 22, 1999 in the Cayman Islands to be the holding company of the Group principally engaged in the development and operation of online games and internet related businesses, including massively multiplayer online games ("MMOGs"), mobile games, web games and TV games.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures . Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Equity in income/loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company's subsidiaries to the Company in 2016, 2017 and 2018.

5) Translations of balances in the additional financial information of The9 Limited (“Parent Company”) — Financial Statements Schedule I from RMB into US$ as of December 31, 2018 and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

