Form 20-F
period 2019-12-31
The9 LTD
filed 2020-04-30
CIK 1296774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . .

For the transition period from ____________ to ________________

Commission file number: 001-34238

THE9 LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

George Lai, Chief Financial Officer

Tel: +86-21-6108-6080

Email: georgelai@corp.the9.com

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing three Class A ordinary shares	NCTY	Nasdaq Capital Market
Class A ordinary shares, par value US$0.01 per share*		Nasdaq Capital Market*

* Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 121,761,675 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 108,154,341 Class A ordinary shares (excluding 15,338,560 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S. C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities,” (3) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents three Class A ordinary shares, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2019 at US$1.00 to RMB6.9618, which was the noon buying rate in effect as of December 31, 2019. The prevailing rate on April 24, 2020 was US$1.00 to RMB7.0813. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. On May 6, 2019, we adjusted our authorized share capital and adopted dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Currently, each ADS represents three Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the year ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues(2)	46,610	56,286	73,208	17,492	343	49
Sales taxes	(199)	(86)	(59)	(61)	(2)	(0)
Net revenues	46,411	56,200	73,149	17,431	341	49
Cost of revenue	(67,744)	(48,519)	(23,782)	(16,436)	(1,342)	(193)
Gross (loss) profit	(21,333)	7,681	49,367	995	(1,001)	(144)
Operating expenses	(303,604)	(306,892)	(163,027)	(105,991)	(162,746)	(23,377)
Other operating (expenses)/income	(1,563)	3,605	350	230	30	4
Loss from operations	(326,500)	(295,606)	(113,310)	(104,766)	(163,717)	(23,517)
Impairment on equity investments and available-for-sale investments	—	(244,798)	—	(1,386)	(4,666)	(670)
Impairment on other investments	—	(2,807)	(9,109)	(7,776)	(3,791)	(545)
Impairment on other advances	—	—	—	—	(5,981)	(859)
Interest income	775	161	31	194	19	3
Interest expenses	(6,397)	(56,472)	(83,922)	(104,777)	(34,502)	(4,956)
Fair value change on warrants liability	(7,129)	48,057	12,615	2,251	1,292	186
(Loss)/gain on disposal of equity investees and available-for-sale investment	—	(1,217)	115	—	695	100
Gain on disposal of other investments	—	—	—	—	13,431	1,929
Foreign exchange (loss)/gain	(7,313)	(13,131)	19,206	(20,331)	(5,474)	(786)
Other income, net	5,396	3,179	4,670	1,599	9,373	1,346
Loss before income tax expense and share of loss in equity method investments	(341,168)	(562,634)	(169,704)	(234,992)	(193,321)	(27,769)
Income tax benefit	—	6,079	—	—	—	—
Recovery of equity investment in excess of cost	—	—	60,549	—	—	—
Share of loss in equity investments	(13,014)	(110,535)	(2,938)	(4,293)	(2,847)	(409)
Net loss	(354,182)	(667,090)	(112,093)	(239,285)	(196,168)	(28,178)
Net (loss)/gain attributable to:
Noncontrolling interest	(16,656)	(58,584)	3,956	(16,333)	(13,518)	(1,942)
Redeemable noncontrolling interest	(32,698)	(14,724)	2,117	(5,859)	(4,856)	(698)
The9 Limited	(304,828)	(593,782)	(118,166)	(217,093)	(177,794)	(25,538)
Change in redemption value of redeemable noncontrolling interest	79,806	82,890	57,126	40,919	12,828	1,843
Net loss attributable to holders of ordinary shares	(384,634)	(676,672)	(175,292)	(258,012)	(190,622)	(27,381)
Other comprehensive income/(loss); net of tax:
Currency translation adjustments	5,009	(1,755)	(9,526)	(1,314)	(794)	(114)
Total comprehensive loss	(349,173)	(668,845)	(121,619)	(240,599)	(196,962)	(28,292)
Comprehensive (loss)/gain attributable to:
Noncontrolling interest	(16,913)	(58,584)	13,458	(24,888)	(19,738)	(2,835)
Redeemable noncontrolling interest	(32,698)	(14,724)	2,117	(5,859)	(4,856)	(698)
The9 Limited	(299,562)	(595,537)	(137,194)	(209,852)	(172,368)	(24,759)
Change in redemption value of redeemable non-controlling interest	(79,806)	(82,890)	(57,126)	(40,919)	(12,828)	(1,843)
Comprehensive loss attributable to holders of ordinary shares	(379,368)	(678,427)	(194,320)	(250,771)	(185,196)	(26,602)
Net loss attributable to holders of ordinary shares per share
Basic	(16.55)	(28.34)	(5.24)	(4.15)	(1.79)	(0.26)
Diluted	(16.55)	(28.34)	(5.24)	(4.15)	(1.79)	(0.26)
Net loss attributable to holders of ordinary shares per ADS(3)
Basic	(49.65)	(85.02)	(15.72)	(12.45)	(5.37)	(0.78)
Diluted	(49.65)	(85.02)	(15.72)	(12.45)	(5.37)	(0.78)

	As of December 31,
	2015	2016	2017	2018	2019(4)
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	49,011	38,878	142,624	4,256	10,113	1,453
Non-current assets	460,837	262,854	139,997	131,673	26,991	3,877
Total assets	538,095	350,892	323,109	164,687	181,459	26,065
Total current liabilities	427,966	573,749	819,445	908,424	1,058,083	151,984
Total equity (deficit)	(241,076)	(702,054)	(802,351)	(1,084,811)	(1,231,922)	(176,955)
Redeemable noncontrolling interest	178,605	246,771	306,015	341,075	349,047	50,137
Total liabilities, redeemable noncontrolling interest and equity	538,095	350,892	323,109	164,687	181,459	26,065

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.9618 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

(2)	Effective from January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers, and have applied such accounting standards to the year ended December 31, 2018 and any subsequent fiscal year. The financial data for the year ended December 31, 2015, 2016 and 2017 have not been recast and as such are not comparable with the financial data for the years ended December 31, 2018 and December 31, 2019. The adoption of ASC 606 did not have material impact on our financial results.

(3)	Each ADS represents three Class A ordinary shares.

(4)	Effective from January 1, 2019, we adopted ASC 842, Leases, a new accounting standard on the recognition of right-of-use assets and lease liabilities, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. See Note 13 to our audited consolidated financial statements included elsewhere in this annual report for further information.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred net losses of RMB112.1 million, RMB239.3 million and RMB196.2 million (US$28.2 million) for the year ended December 31, 2017, 2018 and 2019, respectively, as we continued to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

We recorded negative operating cash flows of RMB86.7 million, RMB101.2 million and RMB54.2 million (US$7.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Furthermore, as of December 31, 2017, 2018 and 2019, we recorded net current liabilities of RMB636.3 million, RMB875.4 million and RMB903.6 million (US$129.8 million), respectively. Our net current liabilities positions as of December 31, 2017, 2018 and 2019 were primarily due to continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB3,410.9 million (US$489.9 million) and total current liabilities exceeded total assets by approximately RMB876.6 million (US$125.9 million) as of December 31, 2019. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2019 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are transitioning our business focus and may continue to experience significant decline in our results of operations.

In March 2019, we entered into a joint venture agreement with Faraday&Future Inc., or F&F, and subsequently attempted to enter into electric vehicle business. However, our transition to electric vehicles business did not develop as we anticipated. As of the date of this annual report, we have not entered into a license agreement with F&F and have not fulfilled our first installment contribution obligation of US$200.0 million to F&F as set forth in the joint venture agreement and its amendments. As a result of our business focus transition, our revenues decreased significantly from RMB17.5 million in 2018 to RMB0.3 million (US$0.05 million) in 2019. Currently, the existing agreements with F&F and other agreements that we entered into for our electric vehicles business are still effective and constitute our outstanding legal obligations. However, there can be no assurance that we will continue to proceed with our electric vehicle business or that our electric vehicle business will be developed as previously planned. Currently, we are still operating our gaming business and are in the process of identifying an alternative business development focus for our company. We cannot assure you that we will successfully identify or transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects. If we are not able to identify any alternative business focus and generate sufficient revenue in a timely manner, our operations may not sustain going forward.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, in March 2019, we entered into a joint venture agreement with F&F to establish a joint venture and serve China with electric vehicles designed and developed by F&F. Currently, we are also in the process of identifying an alternative business development focus for our company. However, as a new entrant into the new lines of business, we face significant challenges, uncertainties and risks, including, among others, with respect to our ability to:

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	improve and maintain our operational efficiency for new lines of business;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure for our new lines of business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	navigate an evolving and complex regulatory environment, such as licensing and compliance requirements; and

•	manage the resources and attention of management between our current core business and new lines of business

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, as our previous efforts to enter into blockchain business, in February 2018, we subscribed a total of 5,297,157 blockchain-related tokens to be issued by Telegram Inc., or Telegram, for a consideration of US$2.0 million with a third-party company and the tokens were expected to be issued in 2019. In October 2019, Telegram notified participants of the tokens offering that the SEC filed a lawsuit against it in United States and that the expected launch date has been extended to April 2020. As of December 31, 2019, we provided a valuation allowance on these subscribed tokens. As of the date of this annual report, these subscribed tokens have not been issued. There will no assurance that those tokens will be issued on time and Telegram may further extend the launch date or may enter into a termination arrangement depending on the development of future events.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience a material decrease in our cash and cash equivalents balance. We will require additional cash resources to fund our working capital and expenditure needs, such as product developments expenses, payment of license fees and royalties, sales and marketing activities, investment or acquisition transactions, as well as our capital contribution obligations pursuant to the joint venture agreement with F&F. See “—We and F&F are obligated to provide contribution to the joint venture pursuant to the joint venture agreement. If F&F or we fail to fulfill the contribution requirements, the joint venture may not succeed.”

Furthermore, we expect to continue to incur product development costs to develop our proprietary online games, primarily mobile games, and license fees and royalties to obtain game licenses from third-party developers. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed. For example, we entered into a share purchase agreement in June 2017 with each of Ark Pacific Special Opportunities Fund I, L.P. or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, to raise an aggregate of US$30.0 million through equity financing. Such transactions did not succeed and were terminated in February 2019. In addition, in July 2019, we entered into a convertible note purchase agreement with Jupiter Excel Limited, or Jupiter Excel, pursuant to which we agreed to sell and Jupiter Excel agreed to purchase 12% convertible notes in an aggregate principal amount of US$30 million, or the 2019 Convertible Notes. The closing of the transaction was subject to certain closing conditions. Due to unfavorable market conditions and failure to satisfy the closing conditions, the proposed 2019 Convertible Notes transaction was not closed and the convertible note purchase agreement was terminated in March 2020.

To meet our anticipated working capital needs, we are considering multiple alternatives, including but not limited to additional equity financing, settlement of convertible notes, launch of new games and new operations, and cost controls. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to complete any such transaction on acceptable terms or at all. If we are unable to obtain the necessary capital, we may need to seek to be acquired by another entity or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, in December 2015, we issued and sold senior secured convertible notes in an aggregate principal amount of US$40,050,000, or the Convertible Notes, to Splendid Days Limited, or Splendid Days in three tranches at initial conversion prices of US$7.8, US$15.6 and US$23.4 per ADS, respectively. In connection with the sale of Convertible Notes, we also issued warrants, or the Warrants, in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, each representing three Class A ordinary shares, respectively. As of the date of this annual report, the outstanding balance of the Convertible Notes amounted to US$55.5 million, and the Warrants in a principal amount of US$5.0 million with the initial exercise of US$4.5 per ADS were still outstanding. In February 2020, we issued and sold a one-year convertible note in a principal amount of US$500,000 at an initial conversion price of US$1.05 per ADS to Iliad Research and Trading, L.P., or Iliad. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows and Working Capital.” The Convertible Notes, among others, significantly increased our debt obligations and any conversion or exercise, as applicable, of the Convertible Notes and Warrants by Splendid Days and any issuance of new shares may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance, our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. For example, in June 2016, Asian Development Limited, or Asian Development, our wholly-owned subsidiary, borrowed a loan of HK$92.3 million from a financial services company, which is secured by a pledge of shares of L&A International Holding Limited, or L&A. As Asian Development is currently in default of the loan due to a sharp decline in the share price of L&A, the lender is entitled to foreclose the pledged L&A shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender, the lender may also make a claim against Asian Development for any outstanding amounts of the loan. As of the date of this annual report, we had not received any claims from the lender against Asian Development. In addition, we failed to repay the Convertible Notes upon the maturity date and later entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019, and subsequently entered into several amendments to the deed of settlement in relation to the repayment schedule for the overdue Convertible Notes. Pursuant to the Convertible Notes, the deed of settlement and its amendments and negotiation with Splendid Days, the outstanding amount of the Convertible Notes bore an interest rate of 12% per annum from the original maturity date to February 21, 2020. In February 2020, we completed the sale of the equity interests in certain subsidiaries that collectively held the previously mortgaged properties of Zhangjiang Micro-eletronic Port Block #3, or Previously Mortgaged Properties, in accordance with the deed of settlement and its amendments. Pursuant to the deed of settlement and its amendments, US$6.6 million of the outstanding amount of the Convertible Notes continues to bear an interest rate of 14% per annum commencing from February 22, 2020. As of the date of this annual report, we have repaid approximately US$4.8 million to Splendid Days and the outstanding balance of the Convertible Notes amounted to US$55.5 million, which we plan to repay using the consideration received from the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

Our joint venture with F&F may have an adverse effect on our financial results, business prospects and reputation.

In March 2019, we entered into a joint venture agreement with F&F. The immediate objective of this joint venture is to exclusively manufacture and distribute certain electric car model designed and developed by F&F in China. Even though our joint venture business did not develop as we anticipated, our agreements with F&F still constitute our legal obligations as of the date of this annual report and therefore we are obligated to provide substantial amount of capital contribution to the joint venture. See “—We and F&F are obligated to provide contribution to the joint venture pursuant to the joint venture agreement. If F&F or we fail to fulfill the contribution requirements, the joint venture may not succeed or we may be removed from the joint venture.” Any failure of the joint venture with F&F would materially and adversely affect our business prospects. Moreover, any material disputes with F&F may also require us to allocate significant corporate and other resources. If we are in dispute with F&F, legal proceedings may be initiated. The process of legal proceedings may be lengthy and costly and may divert the attention of our management. If we cannot obtain a judgment in favor of us, we may incur additional costs or damages and our business, financial condition and results of operations may be adversely affected. In addition, Mr. Yueting Jia, the co-founder of F&F, is associated with debt problems in China and he and his affiliates are subject to various legal proceedings according to public information. In April 2019, China Securities Regulatory Committee also launched a formal investigation of Mr. Jia with allegations of violations of information disclosure regulations. Negative outcome of the investigation or legal proceedings and negative publicity of Mr. Jia may materially and adversely impact the reputation and business operations of F&F and may as a result potentially harm our business.

We and F&F are obligated to provide contribution to the joint venture pursuant to the joint venture agreement. If F&F or we fail to fulfill the contribution requirements, the joint venture may not succeed or we may be removed from the joint venture.

Pursuant to the joint venture agreement, F&F is obligated to make contributions to the joint venture including the use right in a piece of land in China for electric vehicles manufacturing and is obligated to grant the joint venture an exclusive license to manufacture, market, distribute and sell F&F’s certain car model and other potential selected car models in China. Pursuant to the joint venture agreement and amendments with F&F, we are obligated to make a capital contribution of US$600.0 million to the joint venture which is payable in three installments subject to certain pre-conditions. See “Item 4. Information on the Company—B. Business Overview—Products and Services—Electric Vehicles” for more details. Pursuant to the joint venture agreement and its amendments, the first installment of US$200.0 million of the capital contribution is required to be made in accordance with the payment schedule of license fees to be agreed in the license agreement with F&F. As of the date of this annual report, we have not entered into a license agreement with F&F and have not fulfilled our first installment contribution obligation. There can be no assurance that we will raise sufficient funding to make any of the required capital contribution as set forth in the joint venture agreement. We may enter into amendments to our joint venture agreement with F&F to amend the capital contribution scheme and schedule. However, there can be no assurance that we will reach an agreement with F&F to amend the joint venture agreement on a timely basis, or at all. If we do not successfully raise the capital to contribute to the joint venture as agreed, or if F&F fails to contribute the land use right or does not enter into a license agreement with the joint venture on reasonable terms or at all the joint venture cannot proceed with its proposed objectives and the electric vehicle business will not succeed. In the event we cannot make the required capital contribution in accordance with the joint venture agreement, the total amount of capital contribution that has then been made by us will automatically convert into Class B ordinary shares in Smart King Limited, or Smart King, the holding company of F&F at a pre-agreed conversion price set forth in the joint venture agreement, and either party would have the right to terminate the joint venture agreement.

Since the electric vehicles industry is challenging and rapidly evolving and the joint venture cooperation between F&F and us is subject to a number of conditions and uncertainties, we cannot assure you that we will be able to implement the development plan as set out in accordance with the current joint venture agreement. We may enter into amendments to the current joint venture agreement with F&F from time to time to reflect the fast-changing market and industry conditions. If F&F or we fail to perform our respective obligation under the joint venture agreement in a timely manner, or at all, we would experience delays in establishing and developing our electric vehicles business. In addition, the joint venture may not succeed and may be terminated due to failure to establish a sustainable business. As a result, our business prospects, financial conditions and results of operations may be materially and adversely affected.

F&F may exercise its call option to buy our shares in the joint venture pursuant to the joint venture agreement.

Pursuant to the joint venture agreement, F&F was granted a call option to buy out our shares in the joint venture at a pre-agreed premium if there is an initial public offering of Smart King or a subsidiary of Smart King within four years of the joint venture’s inception, and F&F may elect to pay the purchase price in the form of either cash or shares of Smart King or its subsidiary that is the issuer in the initial public offering. There is no assurance whether the condition to such call option will occur or whether F&F will exercise such call option, which is dependent on factors beyond our control. In the event that F&F exercises such call option, we may be removed from the joint venture as a result and may not be able to share its future profits if F&F elects to pay the purchase price in the form of cash.

The Convertible Notes are subject to redemption rights by holders upon a change of control of our company or an event of default, and they contain covenants that may restrict our ability to declare dividends and our operational and financial flexibility.

In December 2015, we completed the issuance and sale of the Convertible Notes. Pursuant to the terms of the Convertible Notes, if we undergo a change of control, holders of the Convertible Notes will be entitled to require us to redeem all or part of the Convertible Notes, at a price payable in cash equal to 100% of the outstanding principal amount of the Convertible Notes, plus all accrued and unpaid interest thereon, if any. The Convertible Notes define a “change of control” to include: (1) our company’s consolidation with, or merger with or into, any other company, and vice versa; (2) our company disposing of all or substantially all of its assets; (3) the adoption of a plan relating to the liquidation or dissolution of our company; or (4) Mr. Jun Zhu, our chairman and chief executive officer, ceasing to directly or indirectly own 20% or more of the total outstanding and issued shares of our company on a fully-diluted and as-converted basis. In May 2019, Splendid Days provided us with a waiver letter and irrevocably agreed and confirmed that the occurrence of clause (4) mentioned above should not be deemed to be a “change of control” under the Convertible Notes and further waived any rights or claims arising out of or in connection with the occurrence of “change of control” under the Convertible Notes. In addition, pursuant to the terms of the Convertible Notes, if there is a continuing event of default, the holders will be entitled to declare any of the Convertible Notes immediately due and payable, and request redemption by us at a price equal to the outstanding principal amount plus all accrued and unpaid interest thereon, if any. “Events of default” as defined in the Convertible Notes include, among other things, an event of default of any indebtedness of our company or our principal subsidiaries in the amount exceeding US$500,000. In March 2017, AP Fund provided us with a waiver agreement waiving its right to declare the Convertible Notes immediately due and payable and request redemption as a result of the default of Asian Development under the HK$92.3 million loan. We failed to repay the Convertible Notes upon the maturity date and later entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes in March 2019, and subsequently entered into several amendments to the deed of settlement in relation to the repayment schedule for the overdue Convertible Notes. Pursuant to the Convertible Notes, deed of settlement and its amendments, the outstanding amount of the Convertible Notes bore an interest rate of 12% per annum from the original maturity date to February 21, 2020. In February 2020, we completed the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties in accordance with the deed of settlement and its amendments. Pursuant to the deed of settlement and its amendments, US$6.6 million of the outstanding amount of the Convertible Notes continues to bear an interest rate of 14% per annum commencing from February 22, 2020. As of the date of this annual report, we have repaid approximately US$4.8 million to Splendid Days and the outstanding balance of the Convertible Notes amounted to US$55.5 million, which we plan to repay using the consideration received from the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties. If we are not able to seek additional capital or restructure or refinance our indebtedness, we may not meet our scheduled debt service obligations, which could cause a material and adverse impact on our operations and financial results. We cannot assure you that Splendid Days will not exercise its redemption rights if we fail to fulfill our obligations under the deed of settlement and its amendments. In the event that Splendid Days exercised its redemption rights, we will be obligated, among others, to redeem the Convertible Notes, in whole or in part, at a price payable in cash equal to 100% of the outstanding principal amount plus all accrued and unpaid interest. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

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

Our gaming business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

The gaming industry is a highly competitive and dynamic market, and, if we still commit to gaming business, our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games, primarily mobile games. However, we do not have a proven track record of developing such games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. For example, we ceased to operate Knight Forever and Q Jiang San Guo in 2019. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Item 4. Information on the Company—B. Business Overview—Products and Services,” could become “hit” products and be widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently depend on a limited number of games for substantially all of our revenues. In addition, we currently focus on developing a number of proprietary games and obtaining licenses to games to grow our business. We have invested significant time and resources in developing our proprietary online games, including a new mobile game that we are developing based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. In addition, our subsidiary Asian Way Development Limited obtained a right from T3 Entertainment Co., Ltd., or T3 Entertainment, to develop a mobile game based on the intellectual property relating to a game called Audition and has sub-licensed all of its rights and obligations with respect to the development, marketing, distribution and publishing of the game to a third-party entity. However, there is no assurance that we can successfully develop the games we invest in, that we may successfully launch the games as expected on a timely basis, or at all, or any newly launched games such as CrossFire New Mobile Game would be widely accepted by game players. In particular, the development and operation of a game usually involves significant investments and dedication of time and resources, but the resulting game product may not yield the financial return that we anticipate. Our business strategies may also involve the development and marketing of new products and services for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

Our business may be adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Substantially all of our employees are located in Shanghai. Our employees in Shanghai were unable to go to our offices for an extended period. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions.

The quarantining requirements and work-from-home situation may materially and adversely disrupt our game development capabilities and cause delay in the launch time for licensed games. If we fail to timely complete the game development due to such disruptions, our business may be materially and adversely affected. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations, financial condition and cash flow will depend on future developments, which are highly uncertain and cannot be predicted.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, we primarily offer and develop mobile games. A decline in the popularity of the types of games we offer or develop could adversely affect our business and prospects.

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

We have invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game. In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. We expect to launch CrossFire New Mobile Game in the second half of 2020. However, in the event that we cannot meet such launch time, we may seek to further extend the license term. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China. There is no assurance that CrossFire New Mobile Game can be successfully developed, tested and launched, or that once CrossFire New Mobile Game is launched, we will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire New Mobile Game due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire New Mobile Game will attract sufficient users and be commercially successful.

We may not be able to get approval for renewing our current foreign games, or for licensing new foreign games, if the PRC regulatory authorities promote a policy of domestic online or mobile game development and tighten approval criteria for online or mobile game imports.

We licensed and operated foreign games and may still do so in the near future. In the past, such foreign games mainly included massively multiplayer online role-playing games (MMORPGs) or casual games. With mobile social gaming being one of our new businesses, we also license foreign mobile games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games, including mobile games, will be strategically supported by the PRC government. For example, in July 2005, MIIT and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, network service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and self-owned online games so that such games can take up a leading position in the domestic market and expand into the international market.

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

Pursuing selective acquisitions was a part of our strategy to expand our business in the past. Although we currently may not have the necessary capital to conduct future acquisitions given the significant net loss and negative operating cash flow we have been experiencing, we may opportunistically acquire or invest in assets, businesses or companies that we believe would be beneficial for our company. Any acquisition or investment that we make may divert the attention of our management away from our ordinary course of business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business. For example, in June 2019, we and our wholly-owned subsidiary entered into a share purchase agreement with Comtec Windpark Renewable (Holdings) Co., Ltd, or Comtec, a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712), or Comtec Group. Pursuant to the share purchase agreement, we issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin Power System Design and Research Company, or Kexin, a lithium battery management system and power storage system supplier. In addition, our ability to grow through future acquisitions, investments or organic means will also depend on the availability of suitable acquisitions and investment targets at an acceptable cost as well as our ability to compete effectively to attract these candidates. We may face significant competition in acquiring new businesses or companies, which may hinder the execution of our growth strategy. Future acquisitions or investments could result in a potential dilutive issuance of equity securities or the incurrence of debt, contingent liabilities, impairment losses or amortization expenses related to goodwill and other intangible assets, each of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and we cannot be certain that any particular acquisition or investment will produce its intended benefits. Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in August 2014, we formed a joint venture company, System Link, with Qihoo 360, for publishing and operating Firefall, a massive multiplayer online first person shooting game, or MMOFPS, in China. In the same month, System Link licensed Firefall from our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, for a term of five years. In March 2019, we entered into a joint venture agreement with F&F. The immediate objective of this joint venture is to exclusively manufacture and distribute certain electric car model designed and developed by F&F in China. In addition, in May 2019, we entered into a joint venture agreement with EN+, to establish a joint venture to engage in sales of electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services relating to charging equipment and platforms for electric vehicles. Currently, we do not expect to pursue such joint venture opportunity with EN+.

We may have limited power to direct or otherwise participate in the management of operations and strategies of the companies in which we invest or the joint ventures we establish. The diversion of our management’s attention away from our business and any difficulties encountered in managing our interests in the respective investees or joint ventures could have an adverse effect on our ability to manage our business. Any material disputes with our investment or joint venture partners and existing shareholders may also require us to allocate significant corporate and other resources. For example, Red 5 and its affiliates previously had been in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall. Various legal proceedings have been initiated in connection with such dispute, including a litigation proceeding in Shanghai and an arbitration proceeding in Hong Kong. In May 2019, we entered into a mediation agreement with Qihoo 360 to settle the disputes in principle and then withdrew all the litigation claims against Qihoo 360 in Shanghai. As of the date of this annual report, we and Qihoo 360 are implementing the mediation agreement to settle the arbitration proceeding in Hong Kong.

Our investments may also be subject to market conditions and therefore are uncertain whether our resources and expenses devoted are able to be converted into revenue. For example, the license to publish and operate CrossFire 2 was terminated in 2017 due to the slowdown of massively multiplayer online game market. In addition, we may not recover our equity investments if the companies in which we invest do not perform well and equity investments could result in the incurrence of operating or impairment losses, which could materially and adversely affect our results of operations.

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

If we fail to obtain proper licenses or requisite approval to operate the joint venture, the joint venture may not succeed.

Pursuant to the joint venture agreement, F&F will enter into a license agreement with the joint venture, under which it grants the joint venture an exclusive license to manufacture, market, distribute and sell FF V9 MPV. However, we cannot assure you that we will be able to enter into such license agreement with F&F in a timely manner, or at all. In the event that we fail to reach an agreement with F&F and obtain license to manufacture, market, distribute and sell F&F’s car models, our joint venture would not succeed.

In addition, the regulatory framework in China for our joint venture business is rapidly evolving. We are subject to certain approval requirements and procedures to proceed with our electric business in China. For example, our vehicles need to be added to the Announcement of Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, issued by the Ministry of Industry and Information Technology (formerly known as Ministry of Information Industry), or MIIT, which is a procedure that is required in order for our vehicles to be approved for manufacture and sale in China. In order to obtain such approval, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, or the MIIT Admission Rules, which became effective on July 1, 2017, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. We cannot assure you that we are able to obtain such approval or other requisite approvals from applicable governmental authorities in a timely manner, or at all. If we fail to obtain such regulatory approvals, the business of our joint venture may not be in compliance with the regulatory framework and may be subject to fines, penalties or restrictions imposed by applicable governmental authorities. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to risks and may experience in the future, delays or other complications in the design and manufacture of our electric vehicles, which could harm our brand, business, prospects, financial condition and operating results.

We are subject to risks and may experience launch, manufacturing, production and delivery risks, delays or other complications in connection with our electric vehicles. There may be unanticipated challenges, including but not limited to difficulties in the design of the vehicles and technology barriers, at the design stage.

We may enter into arrangements with certain suppliers and manufacturers to manufacture the electric vehicles designed by F&F. Such collaboration with third parties is subject to various risks with respect to operations that are outside our control. We may be subject to risks and experience delays in various aspects, including:

•	to search for suitable partners;

•	to reach business arrangements on reasonable terms that are satisfactory to both parties;

•	to obtain requisite governmental approval;

•	to install production equipment and facilities in a timely manner;

•	to manage the cost of raw materials or disruptions in supply of raw materials used in the manufacturing; and

•	to resolve technical and mechanical issues with the development and manufacturing of the batteries and charging solutions.

We may also experience delays if our partners cannot meet pre-determined timelines due to various issues such as mechanical failures, utility shortage or stoppages, fail to provide necessary supplies due to supply chain constraints or fail to provide products that meet our quality standards. We may have disputes with our partners and both our partners and us may be subject to negative publicity whether or not such publicity is related to our collaboration. There can be no assurance that we will not switch partners. We may be unable to enter into new agreements or extend existing agreements with third-party manufacturing partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event, we would be able to partner with other third parties, establish or expand our own production capacity to meet our needs on acceptable terms or at all. In the event that we switch to new partners, we may incur additional expenses to assure that vehicles manufactured by new partners comply with our quality standards and requirements. In addition, although we aim to be involved in each step of the supply chain and manufacturing process, given that we may also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

If we encounter delays in any of the matters in relation to the design and manufacturing, we may consequently delay the launch, production and delivery of our electric vehicles, which will result in adverse effects in realizing our projected timelines and cost and volume targets. We have limited experience in developing and manufacturing electric vehicles, if we are unable to realize our plans, our business, prospects, financial condition and results of operation could be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our new electric vehicles business.

Our new electric vehicles business depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and electric vehicles specifically. For example, each qualified purchaser of the electric vehicles is entitled to receive subsidies from China’s central government. In addition, in certain cities, quotas that limit the number of internal combustion engine, or ICE, vehicles do not apply to electric vehicles, making it easier for customers to purchase electric vehicles.

China’s central government provides subsidies for purchasers of certain new energy passengers vehicles, or the NEVs, until the end of 2022 and reviews and adjusts the subsidy standard on an annual basis. The current subsidy standard is provided for in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which was jointly promulgated by the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the Ministry of Industry and Information Technology (which was previously known as the Ministry of Information Industry), or MIIT, and the National Development and Reform Commission, or NDRC, on April 23, 2020. The current subsidy standard imposes a gradually declining scale in terms of subsidy amount to be provided each year until the end of 2022. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our new electric vehicles business in particular. Any of the foregoing could materially and adversely affect our potential electric vehicles business.

If we fail to recruit or retain experienced management team and qualified key personnel to operate the joint venture, the joint venture may not succeed.

As we will control the business operations of the joint venture, its success depends on the continued services of the management team and qualified key personnel. We intend to provide different incentives and attractive compensation to the management team and qualified key personnel of the joint venture. However, considering the intense market demand and competition for such qualified and skilled personnel, we may not be able to hire or retain these personnel at compensation levels consistent with our proposed compensation and salary structure. Some of the companies with which we compete for qualified and skilled personnel have greater resources than we have and may be able to offer more attractive terms of employment.

If we are unable to retain the services of the management team or qualified key personnel for the joint venture, we may not be able to find suitable replacements or may incur significant expenses in finding such replacements, thus our future growth may be constrained, our electric vehicle business may be severely disrupted and our joint venture may not succeed. In addition, in the event that any dispute arises between us, on one hand, and any of our management team and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

The electric vehicles market is highly competitive, and we may not be successful in competing in this industry and scaling our electric vehicles business.

The electric vehicles market is highly competitive and we expect that it will become even more competitive in the future. As a potential entrant in this market, we face challenges from a growing number of established and new automobile manufactures, as well as other companies, have entered or have plans to enter the electric vehicles. Some of them have already put their electric vehicles into production and achieve good feedbacks from the market. Most of the potential competitors have significantly greater financial, technical, manufacturing, marketing, sales resources and networks than we do and may be able to devote greater resources to their products. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects.

In addition, the technology and regulatory framework for the electric vehicles market is rapidly evolving. We may not be able to keep up with the unforeseeable changes, and as a result, the technology and car models we developed may be obsolete more quickly than expected, potentially reducing our return on investment. Therefore, our ability to compete successfully in this market in fundamental to our success. However, there can be no assurance that we will be able to do so and we may fail to scale our electric vehicles business as a result.

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

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our PRC subsidiaries or affiliated PRC entities are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2017, 2018 and 2019, Shanghai IT contributed 25.8%, 92.2% and 53.5%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., or Shanghai Hui Ling, our PRC wholly-owned subsidiary and a party to the Call Option Agreement, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT pledged to us was stated as RMB23.0 million, which represent 100% of the registered capital of Shanghai IT. The Equity Pledge Agreements with the shareholders of Shanghai IT provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured under the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT for the benefit of us.

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the PRC, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, our affiliated entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate till November 23, 2020. However, we cannot assure you that Shanghai IT will meet these criteria and continue to be qualified as an HNTE if we apply to the tax authorities in the future.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-PRC investors from foreign-invested enterprises in the PRC, the EIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the PRC and Hong Kong provides dividends paid by a foreign-invested enterprise in the PRC to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Under the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in January 2020, non-resident taxpayers shall determine whether they are eligible for treaty benefits and file a relevant report and materials with the tax authorities. Meanwhile, the reduced withholding tax rate also applies if the conditions stipulated by other tax rules and regulations are met.

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

In addition, the EIT Law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the EIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by PRC shareholders as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which was amended in April 2015, June 2016 and June 2018. SAT Bulletin 45 further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

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

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value added tax, or VAT, in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, China The9 Interactive (Shanghai) Limited, or C9I Shanghai, China The9 Interactive (Beijing) Limited, or C9I Beijing, Wuxi QuDong, Shanghai Kaie and The9 Computer, as general VAT payers are subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entities as small-scale VAT payers are subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and affiliated PRC entities may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2019. We, however, were not subject to the requirement to provide an attestation report on our management’s assessment of our internal control over financial reporting as we were not an accelerated filer or a large accelerated filer (as defined in § 240.12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2019.

If we fail to maintain effective internal controls over financial reporting in the future, our management and, if applicable, our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial reporting which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Changes in accounting standards may adversely affect our financial statements

A change in accounting standards or practices may have a significant effect on our results of operations and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the application thereof and changes to current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification 606, “Revenue from Contracts with Customers,” or ASC 606, became effective on January 1, 2018. We adopted ASC 606 on January 1, 2018. Effective from January 1, 2019, we adopted ASC 842, a new accounting standard on the recognition of right-of-use assets and lease liabilities issued by FASB, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. As a result, we recorded operating lease right-of-assets of RMB9.3 million (US$1.3 million), current portion of operating lease liabilities of RMB3.4 million (US$0.5 million) and non-current portion of operating lease liabilities of RMB6.3 million (US$0.9 million) as of December 31, 2019. There may be other standards that become effective in the future that may have a material impact on our consolidated financial statements and will result in a significant gross up of both our assets and liabilities.

The audit report for the three fiscal years ended December 31, 2019 is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. As our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Capital Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

We face risks related to natural disasters and health epidemics.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Currently, most of our recurring users are young males, including students. Due to the recent population and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In addition, on December 1, 2016, the Ministry of Culture (currently known as the Ministry of Culture and Tourism) issued the Circular on Regulating Online Game Operations and Strengthening Interim and Ex Post Regulation, or the MOC Online Games Regulation, which became effective on May 1, 2017. Pursuant to the MOC Online Games Regulation, an enterprise engaged in online game operations shall strictly comply with the provisions of the “Online Game Parents Guardianship Project for Minors,” and online game operators are encouraged to set upper limits on the consumption by users who are minors, limit the amount of time that such users are allowed to spend on online games, and take technical measures to block scenes and functions, among other things, that are not suitable for users who are minors. In October 2019, GAPPRFT issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, or Anti-indulgence Notice, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, game operators are not allowed to provide underage users with any form of access to online games during the period from 22:00 p.m. each day to 8:00 a.m. of the next day and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor's age. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using offshore assets, including the proceeds of our initial public offering and other offering, to make additional capital contributions or loans to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, variable interest entity and its subsidiaries. We may make loans to our PRC subsidiary, variable interest entity and its subsidiaries, subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary.

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC laws, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprises shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an foreign invested enterprise shall not be used for the following purposes: (i) direct or indirect payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock incentive awards are be subject to these regulations. However, neither our PRC plan participants nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our PRC plan participants to complete their SAFE registrations may subject these PRC residents or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

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

Our current corporate structure and business operations may be affected by the Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which took effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our affiliated PRC entities through contractual arrangements will not be deemed as foreign investment in the future. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2019), or the 2019 Negative List, was jointly issued by the Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, on June 30, 2019. The 2019 Negative List stipulates the special administrative measures on access of foreign investment. Industries not listed in the 2019 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other PRC laws. Our current business operations in China falls in the “prohibited” industry for foreign investment. However, even though FIL does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares (MVPHS), minimum market value of listed securities (MVLS) and various additional requirements. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum Market Value of Listed Securities (“MVLS”) for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs would be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We later transferred our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we now have until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement. If we fail to satisfy Nasdaq Capital Market’s continued listing requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market.

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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Further, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we file annual reports on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance listing standards applicable to U.S. listed companies. We are entitled to rely on a provision in the Nasdaq corporate governance listing standards that allows us to elect to follow Cayman Islands “home county” corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, in each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our then effective stock option plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(c). We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2019, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company,” or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income, or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities.

Based on the market price of our ADSs and the composition of income and assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases, the portion of our gross income attributable to the passive types decreases, and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Further, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected. In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Splendid Days in three tranches at initial conversion prices of US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively. In connection with the sale of Convertible Notes, we also issued the Warrants in an aggregate principal amount of US$9,950,000 to Splendid Days in four tranches at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, respectively. Among the four tranches Warrants, only the first tranche of the principal amount of US$5,000,000 with the initial exercise price of US$4.5 per ADS is still outstanding. In February 2020, we completed the sale of the equity interest in certain subsidiaries that collectively held the Previously Mortgaged Properties in accordance with the deed of settlement and its amendments. As of the date of this annual report, the outstanding balance of the Convertible Notes amounted to US$55.5 million, and the Warrants in a principal amount of US$5.0 were still outstanding. See “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

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

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and our Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to fifty votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder of such Class B ordinary share to any person who is not an affiliate of such shareholder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of February 29, 2020, Mr. Jun Zhu beneficially owned approximately 86.7% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our shareholders may not have the same protections generally available to stockholders of other Nasdaq-listed companies because we are currently a “controlled company” within the meaning of the Nasdaq Listing Rules.

Because Mr. Jun Zhu holds a majority of the total outstanding voting power in our company through Incsight Limited for the election of our board of directors, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our board of directors, the composition of which is controlled by Incsight Limited and Mr. Jun Zhu, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

•	a majority of the board of directors consist of independent directors;

•	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as Mr. Zhu is able to control the composition of our board through Incsight Limited and our board determines to rely upon one or more of such exemptions.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Cayman Islands law, including the provisions of the Companies Law (2020 Revision) and by our Second Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Law (2020 Revision) applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Second Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are an exempted company incorporated in the Cayman Islands, substantially all of our assets are located in China and we conduct a substantial portion of our operations through our wholly-owned subsidiaries and affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of our ADSs to vote the underlying Class A ordinary shares represented by your ADSs. Otherwise, you will not be able to exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ADSs depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our ADSs or change their opinion of our ADSs, our ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

No provision of the deposit agreement or ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly-owned subsidiary of GameNow in China that we disposed in February 2020. We now conduct our operations through Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., a direct wholly-owned subsidiary of GameNow in China.

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

In July 2017, we completed a share exchange transaction with a Korean company IE Limited, or IE, whereby we exchanged 12,500,000 ordinary shares newly issued by us at a per share price of US$1.2 for approximately 14.6% equity interest of Smartposting Co., Ltd., or Smartposting, a wholly-owned subsidiary of IE, held by IE. We do not consolidate the results of Smartposting Co., Ltd. into our results of operations and treat it as an equity investee.

In January 2018, we completed a share exchange transaction with Red Ace Limited, or Red Ace, a British Virgin Islands company, whereby we exchanged 3,571,429 ordinary shares newly issued by us for approximately 29.0% equity interest of Maxline Holdings Limited, or Maxline, a Cayman Islands company engaged in the provision of information technology infrastructure solutions, website and mobile app design, held by Red Ace. We do not consolidate the results of Maxline into our results of operations and treat it as an equity investee.

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

In March 2019, we signed a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute, and sell electric vehicles in China. We subsequently amended the joint venture agreement in June, July and September 2019, respectively. Pursuant to the joint venture agreement and the amendments with F&F, we are obligated to make a total of US$600.0 million in total capital contribution to the joint venture which are payable in three installments as follows: (i) the first installment in the amount of US$200.0 million shall be contributed in in accordance with the payment schedule of license fees to be agreed in the license agreement with F&F, (ii) the second installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the definitive arrangement relating to the use right in a piece of land in China, and (iii) the third installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the achievement of certain car model design milestone by F&F. As of the date of this annual report, we have not entered into a license agreement with F&F and have not fulfilled our first installment contribution obligation.

In March 2019, we borrowed an interest-free loan in a principal amount of US$5.0 million from Ark Pacific Associates Limited. In April 2019, the entire principal amount was paid out by Ark Pacific Associates Limited to F&F as non-refundable deposit, upon our request and on our behalf.

We failed to repay the Convertible Notes upon the maturity date and later entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes in March 2019, and subsequently entered into several amendments to the deed of settlement in relation to the repayment schedule for the overdue Convertible Notes. Pursuant to the deed of settlement and its amendments, the outstanding amount of the Convertible Notes bore an interest rate of 12% per annum from the original maturity date to February 21, 2020. In February 2020, we completed the sale of the equity interest in certain subsidiaries that collectively held the Previously Mortgaged Properties in accordance with the deed of settlement and its amendments. Pursuant to the deed of settlement and its amendments, US$6.6 million of the outstanding amount of the Convertible Notes continues to bear an interest rate of 14% per annum commencing from February 22, 2020.

We undertook a corporate restructure to facilitate the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties. In September 2019, we entered into a definitive agreement with Kapler Pte. Ltd, an indirect subsidiary of Keppel Corporation Limited, a multi-business company providing solutions for sustainable urbanization, pursuant to which 100% equity interest in several then subsidiaries of our company in China, namely China The9 Interactive (Shanghai) Ltd., The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Kaie Information Technology Co., Ltd., that collectively own Zhangjiang Micro-electronic Port Block #3 were sold to Kapler Pte. Ltd in exchange for consideration of RMB493.0 million. Other assets and liabilities previously held by the subsidiaries sold were transferred to Shanghai Hui Ling. We terminated the contractual arrangements between The9 Computer and Shanghai IT, and Shanghai Hui Ling entered into new contractual arrangements with Shanghai IT, replacing The9 Computer. The share pledge over the equity interest in The9 Computer to secure the Convertible Notes was released and de-registered in May 2019. This transaction was completed in February 2020. As of the date of this annual report, we have repaid approximately US$4.8 million to Splendid Days and the outstanding balance of the Convertible Notes amounted to US$55.5 million, which we plan to repay using the consideration received from the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties.

On May 6, 2019, we held an extraordinary general meeting at which our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held by Incsight Limited, a British Virgin Islands business company, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, we amended and restated our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted our Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to our capital structure. As a result of such changes, Mr. Jun Zhu holds the majority of our outstanding voting power and we became a “controlled company” as defined under Nasdaq Stock Market Rules.

In May 2019, we entered into a joint venture agreement with EN+, to establish a joint venture to engage in sales of electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services relating to charging equipment and platforms for electric vehicles. Pursuant to the joint venture agreement, we will make a cash investment of RMB50.0 million in the joint venture in exchange for 80% equity interest in the joint venture, and EN+ will contribute its current and future proprietary electric vehicle charging technologies to the joint venture in exchange for 20% equity interest of the joint venture. Currently, we do not expect to pursue such joint venture opportunity with EN+.

In May 2019, we incorporated The9 EV Limited in Hong Kong, and The9 EV Limited holds 50% interest in FF The9 China Joint Venture Limited, the joint venture we established with F&F under the laws of Hong Kong in September 2019.

In June 2019, we and our wholly-owned subsidiary entered into a share purchase agreement with Comtec Windpark Renewable (Holdings) Co., Ltd, a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712). Pursuant to the share purchase agreement, we issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin Power System Design and Research Company, a lithium battery management system and power storage system supplier.

In July 2019, we entered into a convertible note purchase agreement with Jupiter Excel Limited, pursuant to which we agreed to sell and Jupiter agreed to purchase 12% convertible notes in an aggregate principal amount of US$30 million. The 2019 Convertible Notes would be funded in two tranches. The principal amount of tranche A and tranche B of the 2019 Convertible Notes would be US$10 million and US$20 million, respectively. The closing of the transaction was subject to certain closing conditions. Due to unfavorable market conditions and failure to satisfy the closing conditions, the proposed transaction was not closed and the convertible note purchase agreement was terminated in March 2020.

In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. We expect to launch CrossFire New Mobile Game in the second half of 2020. However, in the event that we cannot meet such launch time, we may seek to further extend the license term.

In February 2020, we issued and sold (i) a one-year convertible note in a principal amount of US$500,000, (ii) 70,000 ADSs, and (iii) 3,300,000 Class A ordinary shares, for an aggregate consideration of US$500,000 to Iliad. The convertible note bears interest at a rate of 6.0% per year, compounded daily. Iliad has the right at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$1.05 per ADS, subject to adjustment. Beginning on the date that is six months from the note purchase date, Iliad has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$150,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs. In the event the principal amount and interest accrued for the convertible note issued to Iliad are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Iliad that are unsold at US$0.0001 per share.

On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we now have until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement.

On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement.

Our principal executive office is located at 17 Floor, No. 130 Wu Song Road, Shanghai 200080, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands.

B.	Business Overview

We primarily operate and develop proprietary and licensed online games. We are developing several proprietary mobile games, including CrossFire New Mobile Game and Audition.

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

As of the date of this annual report, we or our joint ventures own or have licenses to operate or develop the following online games in China and other countries:

Game	Developer/ Licensor	Description	Status
CrossFire New Mobile Game	The9 / Smilegate	Mobile game	Under development

Audition	Asian Way Development Limited / T3 Entertainment	Mobile game	Under development

Pop Fashion	The9	Mobile game	Launched in China in December 2018

•	CrossFire New Mobile Game. In January 2016, we obtained a right from Smilegate to develop a mobile game based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. The development of the game is financed with funding through Inner Mongolia Culture Assets and Equity Exchange. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted with an exclusive right to publish the CrossFire New Mobile Game in China. In July 2019, we entered in an amendment to the amended and restated licensing agreement dated October 31, 2017 with Smilegate to extend the license period till October 31, 2020. We expect to launch CrossFire New Mobile Game in the second half of 2020. However, in the event that we cannot meet such launch time, we may seek to further extend the license term. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Failure to obtain or renew approvals or filings for online games and mobile games we operate may adversely affect our operations or subject us to penalties.”

•	Audition. Asian Way Development Limited obtained a right from T3 Entertainment to develop a mobile game based on the intellectual property relating to a game called Audition and has sublicensed all of its rights and obligations with respect to the development, marketing, distribution and publishing of the game to a third-party company.

•	Pop Fashion is a proprietary game developed by us. Pop Fashion is a match-3 game which was launched on the third-party platform in China in December 2018.

We previously also operated “Knight Forever” mobile game and “Q Jiang San Guo” mobile game, both of which ceased operations in 2019.

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

Electric Vehicles

In March 2019, we entered into a joint venture agreement with F&F, to establish a joint venture and serve China with electric vehicles designed and developed by F&F. Pursuant to the joint venture agreement, we would be a 50% partner in the joint venture with control over business operations. The joint venture will serve the China market with manufacturing, marketing, distribution and sale of certain car model and other potential selected car models designed and developed by F&F, in each case subject to the satisfaction of certain conditions, such as the establishment of the joint venture and funding arrangements. In May 2019, we incorporated The9 EV Limited in Hong Kong, and The9 EV Limited currently holds 50% interest in FF The9 China Joint Venture Limited, the joint venture we established with F&F under the laws of Hong Kong in September 2019.

Pursuant to our joint venture agreement and amendments with F&F, we are obligated to make a total of US$600.0 million in total capital contribution to the joint venture which are payable in three installments as follows: (i) the first installment in the amount of US$200.0 million shall be contributed in in accordance with the payment schedule of license fees to be agreed in the license agreement with F&F, (ii) the second installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the definitive arrangement relating to the use right in a piece of land in China, and (iii) the third installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the achievement of certain car model design milestone by F&F. Pursuant to the joint venture agreement, we paid non-refundable deposit of US$5.0 million with F&F in April 2019, which constituted part of our capital contribution.

Pursuant to the joint venture agreement, F&F is obligated to contribute to the joint venture the use right in a piece of land in China for manufacturing of electric vehicles within forty-five days after the joint venture receives the first installment of US$200.0 million. Pursuant to the joint venture agreement, F&F will enter into a license agreement with the joint venture, under which it shall grant to the joint venture an exclusive license to manufacture, market, distribute and sell FF V9 MPV. Pursuant to the joint venture agreement, the joint venture was also granted a right of first refusal to obtain an exclusive license to manufacture, market, sell and distribute the first new model that F&F designs and develops for manufacturing, marketing and distributing in China after the date of the joint venture agreement.

If we fail to provide capital contribution in accordance with the provisions under the joint venture agreement and the applicable cure period lapses, the total amount of the capital contribution that have then been made by us shall automatically be converted into consideration for the Class B ordinary shares in the holding company of F&F at the conversion price specified under the joint venture agreement. In addition, F&F may exercise its call option to buy out our shares in the joint venture at a pre-agreed premium if there is an initial public offering of F&F’s holding company within four years of the joint venture’s inception, and F&F may elect to pay the purchase price in the form of the Class B ordinary shares in its holding company.

Pursuant to the joint venture agreement, the board of directors of the joint venture consists of five directors, of whom three should be appointed by us and remaining two should be appointed by F&F. The directors can only be removed and replace by their respective appointing party.

The joint venture agreement may be terminated (i) by the non-defaulting party if the other party commits material breach of the joint venture agreement or the license agreement (except for the failure to make capital or in-kind contributions) or other material misconducts, or (ii) by either party if we fail to make capital contributions, or either party becomes bankrupt, or both parties agree to the termination or any party no longer holds any shares in the joint venture, unless otherwise provided in the joint venture agreement. As of the date of this annual report, the joint venture agreement was still effective.

In June 2019, we and our wholly-owned subsidiary entered into a share purchase agreement with Comtec, a wholly-owned subsidiary of Comtec Group. Pursuant to the share purchase agreement, we issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Kexin. Kexin primarily engages in the research and development, design, integration and sales of lithium battery management systems for electric vehicles (including electric cars, electric motors and electric bicycles), lithium battery systems and power storage systems.

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

Competition

Our major competitors include, but are not limited to, online game operators in China. These include Tencent Holdings Limited, NetEase, Inc., Happy-elements Inc., Giant Interactive Group Inc., Changyou.com Limited and Perfect World Co., Ltd..

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Government Regulations

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors were previously governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, repealed by the 2019 Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on June 30, 2019 and became effective on July 30, 2019.

On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and replaced the previous FIE Laws. The FIL embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

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

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entities comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the MCT, GAPPRFT and the State Administration for Market Regulation. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

•	Telecommunications Regulations (2000), as amended in 2014 and 2016;

•	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016;

•	The Administrative Measures for Telecommunications Business Operating License (2017);

•	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

•	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;

•	Administrative Measures on Network Publication (2016);

•	The Foreign Investment Industrial Guidance Catalogue (2017), as amended in 2018;

•	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2019); and

•	Provisions on the Ecological Governance of Network Information Contents (2020).

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

On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, MIIT, the State Administration for Industry and Commerce, and the People’s Bank of China, or the PBOC, jointly issued a circular entitled Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular gave the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. According to this circular, the volume that may be issued and the purchase of such virtual currencies must be restricted, and virtual currency must not be used for the purchase of any physical products, refunded with a premium or otherwise illegally traded. The Notice of Strengthening the Management of Virtual Currency of Online Games promulgated by the Ministry of Culture and MOFCOM on June 4, 2009 imposes more restrictions and requirements on online game operators that issue virtual currencies. According to the above regulations, an online game operator which issues virtual currency used for online game services shall apply for approval from the Ministry of Culture. An online game operator shall further report detailed rules of issuance for virtual currencies, such as distribution scope, pricing, and terms for refunds and shall make certain periodic and supplementary filings as required by the relevant regulations. In addition, under these rules, online game operators are prohibited from assigning game tools or virtual currency to users by way of drawing lots, random samplings or other arbitrary means in exchange for users’ cash or virtual currency. These rules also require that service agreements entered into between online game operators and end users contain the general terms of a standard online game service agreement issued by the Ministry of Culture.

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions on the Ecological Governance of Network Information Contents, or the Order No. 5, which came into effect on March 1, 2020. Pursuant to the Order No. 5, producers of network information contents shall abide by laws and regulations, follow public order and good morals, and shall not harm national interests, public interests and the legitimate rights and interests of others.  A network information content service platform shall establish a mechanism for ecological governance of network information contents, formulate detailed rules for ecological governance of network information contents of its own platform, and improve systems for user registration, account management, information release review, thread comment review, page ecological management, real-time inspection, emergency response, and disposal of network rumors and black industry chain information. Where any network information content service platform violates the regulations of the Order No. 5, the cyberspace administration shall, ex officio, have a talk with it, issue a warning and order it to take rectification measures within the required time limit; where the network information content service platform refuses to take rectification measures or the circumstances are serious, it shall be ordered to suspend updating the information and shall be punished in accordance with applicable laws and administrative regulations.

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

On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall perform their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall comply with the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019. The major developments under SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in the PRC no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended on October 10, 2018 and partly repealed on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be based on registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which took effect on June 1, 2015, and was partly repealed on December 30, 2019. Pursuant to SAFE Circular 13, the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Company Law of People's Republic of China;

•	Foreign Investment Law (2019); and

•	Implementation Regulations for the Foreign Investment Law (2019).

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

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, which took effect on June 1, 2015 and was partly repealed on December 30, 2019. Under SAFE Circular 13, qualified banks are delegated the power to register all PRC residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by PRC residents who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE.

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

Regulations on Electric Vehicles

In the event that our electric vehicle business further develops, we may be subject to the following regulations relating to several aspects of the electronic vehicle business:

Regulations and Approvals Relating to the Manufacturing of Pure Electric Passenger Vehicles

The NDRC promulgated the Provisions on Administration of Investment in Automobile Industry, or the Investment Provisions, which became effective on January 10, 2019. According to the Investment Provisions, enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationship, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in automobile industry shall be propelled to form industrial alliance and industrial consortium.

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises, or the New Electric Passenger Vehicle Enterprise Regulations, which became effective on July 10, 2015, before our vehicles can be added to the Announcement of Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, issued by the MIIT, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, or the MIIT Admission Rules, which became effective on July 1, 2017, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. Pure electric passenger vehicles that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

According to the MIIT Admission Rules, in order for our vehicles to enter into the Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized testing institution. Once such conditions for vehicles are met and the application has been approved by the MIIT, the qualified vehicles are published in the Manufacturers and Products Announcement by the MIIT. Where any new energy vehicle manufacturer manufactures or sells any model of a new energy vehicle without the prior approval of the competent authorities, including being published in the Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, on July 3, 2009 and became effective on September 1, 2009 and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which became effective on September 29, 2015, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the relevant authorities. The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging infrastructure.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the MOFCOM on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which was promulgated by the QSIQ on November 27, 2015 and became effective on January 1, 2016, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Favorable Government Policies Relating to New Energy Vehicles in the PRC

Government Subsidies for Purchasers of New Energy Vehicles

On April 22, 2015, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, or the Financial Support Circular, which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT, or the Recommended NEV Catalogue, may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the Subsidy Policy, which took effect on January 1, 2017, to adjust the existing subsidy standard for purchasers of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the MOF, the MOST, the MIIT and the NDRC jointly promulgated a Circular on Further Improving the Subsidy Policies for the Promotions and Application of New Energy Vehicles, which provides that the subsidies for purchasers of certain new energy passengers vehicles will still be provided until the end of 2022, with a gradually declining scale.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the NEV Catalogue, issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to the Catalogue prior to December 31, 2017.

Non-imposition of Vehicle and Vessel Tax

The Preferential Vehicle and Vessel Tax Policies for Energy-saving and New Energy Vehicles and Vessels, which was jointly promulgated by the MOF, the Ministry of Transport, the SAT and the MIIT on July 10, 2018, clarifies that pure electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, local authorities will issue new automobile license plates to qualified purchasers of new energy vehicles without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the MOF, the MOST, the MIIT, the NDRC and the National Energy Administration, or the NEA, jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles during the 13th Five-year Plan Period, which became effective on January 1, 2016. Pursuant to such circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Supporting Measures on Encouraging the Development of Charging Infrastructures of the Electric Vehicles in Shanghai, which took effect on May 5, 2016, builders of certain non-self-use charging infrastructure may be eligible for subsidies for up to 30% of their investment cost, and the operator of certain non-self-use charging infrastructure may be eligible for subsidies calculated based on electricity output.

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient EV charging solutions to purchasers of electric vehicles.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land, promulgated by the State Council on May 19, 1990, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development, or the MOHURD, on June 25, 2014 and implemented on October 25, 2014 and amended on September 19, 2018.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019 and the Provisions on Supervision and Administration of Fire Protection of Construction Projects promulgated by the Ministry of Public Security of the PRC on April 30, 2009, implemented on May 1, 2009 and later amended on July 17, 2012, which became effective on November 1, 2012, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within seven business days after obtaining the construction work permit and passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

C.	Organizational Structure

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material affiliated entity as of the date of this annual report:

The9 Limited
(Cayman Islands)
100%
The9 EV Limited
(Hong Kong)
50%(1)
FF The9 China Joint Venture Limited
(Hong Kong)
100%
China Crown Technology Limited
(Hong Kong)
100%
GameNow.net (Hong Kong) Limited
(Hong Kong)
100%
New Star International Development Limited
(Hong Kong)
34.7%
Red 5 Studios Inc.
(Delaware)
China The9 Interactive Limited
(Hong Kong)
100%
Offshore
Onshore PRC
100%
JiuTuo (Shanghai) Information Technology Ltd.
100%
Shanghai Jiugang Electronic Technology Co., Ltd.
100%
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd
Shanghai The9 Information Technology Co., Ltd
Equity interest
Contractual arrangements

Note:

(1) As of the date of this annual report, The9 EV Limited and FF JV Holding LLC, an affiliate of F&F, owned 50% and 50% interests in FF The9 China Joint Venture Limited, respectively.

D.	Property, Plants and Equipment

Our headquarters are located on premises comprising over 1,500 square meters in an office building in Shanghai, China. We lease all of our premises from unrelated third-parties. Our former headquarters were sold to Kapler Pte. Ltd., the consideration of which will be used to repay the Convertible Notes. In addition, we have subsidiaries located in the United States and Singapore and small branch offices in Beijing, China.

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

Revenue Composition and Sources of Revenue. In 2017, 2018 and 2019, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue(1):
Online game services	71,564	97.8	16,551	94.6	304	44	88.5
Other revenues	1,644	2.2	941	5.4	39	5	11.5
Total revenues	73,208	100.0	17,492	100.0	343	49	100.0

(1)	Effective from January 1, 2018, we adopted ASC topic 606, and have applied such accounting standards to the year ended December 31, 2018. The financial data for the year ended December 31, 2017 has not been recast and as such are not comparable with the financial data for the year ended December 31, 2018 and 2019. The adoption of ASC topic 606 did not have material impact on our financial results.

Online Game Services. In 2017, 2018 and 2019, revenues from our online game services amounted to RMB71.6 million, RMB16.6 million and RMB0.3 million (US$0.04 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

Before August 1, 2018, we recorded our IPTV revenue on a gross basis. As we became an agent in the operation of IPTV games since August 1, 2018, we started to record our IPTV revenues net of amounts we paid to third-party operators.

Other Revenues. Other revenues mainly included revenues from the provision of technical services to customers.

Cost of Revenue. Our cost of revenue consists of costs directly attributable to rendering our services, including online game royalties, payroll, revenue sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software and other overhead expenses directly attributable to the services we provide.

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

Product Development Expenses. Our product development expenses consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of our proprietary games. Other overhead product development costs include costs incurred by us to develop, maintain, monitor and manage our websites. Our product development expenses amounted to RMB45.1 million, RMB24.6 million and RMB13.1 million (US$1.9 million) for the year ended December 31, 2017, 2018 and 2019, respectively. Most of our proprietary online games have entered into their final stages of development and we have the ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB9.1 million, RMB2.3 million and RMB2.1 million (US$0.3 million) for the year ended December 31, 2017, 2018 and 2019, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, provision of allowance for doubtful accounts, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services and equity transactions. General and administration expenses amounted to RMB108.8 million, RMB89.6 million and RMB113.9 million (US$16.4 million) for the year ended December 31, 2017, 2018 and 2019, respectively.

Gain on disposal of subsidiaries. We had gain on disposal of subsidiaries of RMB1.2 million (US$0.2 million) for the year ended December 31, 2019. We had gain on disposal of subsidiaries of RMB10.5 million for the year ended December 31, 2018, including gain on disposal of The9 Education of RMB10.0 million. We had no gain on disposal of subsidiaries for the year ended December 31, 2017.

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

The EIT law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” that will be subject to PRC tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82 which was partly repealed on December 29, 2017. According to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group shall be deemed a PRC resident enterprise, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the PRC; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management with voting rights reside in the PRC. On July 27, 2011, SAT issued SAT Bulletin 45, as amended on April 17, 2015, June 28, 2016 and June 15, 2018, which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any PRC company or PRC company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and was amended on July 11, 2017 and March 20, 2019. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, C9I Shanghai, C9I Beijing, Wuxi QuDong, Shanghai Kaie and The9 Computer as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ending December 31, 2019 and subsequent taxable years and state income tax at a rate of 8.84%, respectively.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in our consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of affiliated PRC entities, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

Revenue Recognition

We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. We do not believe that significant management judgments are involved in revenue recognition. We adopted ASC 606 using the modified retrospective transition approach method, reflecting the cumulative effect of initially applying the standard to revenue recognition as of January 1, 2018. We evaluated all revenue streams to assess the impact of implementing ASC 606 on revenue contracts. The adoption did not have an effect over the consolidated financial statements on the adoption date and no adjustment to prior year consolidated financial statements was required.

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

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online games operators are recognized upon consumption of the in-game premium features based on the gross of revenue sharing-payments to third-party operators, but net of VAT. We obtain revenue from the sale of in-game virtual items. Revenues are recognized when the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that active players and players’ behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

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

Technical services

Technical services are blockchain-related consulting services where we provide designing, programming, drafting of white papers, and related services to customers.

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

Deferred revenue relates to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB0.2 million (US$0.02 million) for the year ended December 31, 2019.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2017, 2018 and 2019, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2017, 2018 and 2019, we did not have any material interest and penalties associated with tax positions.

Share-Based Compensation

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

Share-based compensation expenses of RMB38.0 million, RMB3.9 million and RMB21.3 million (US$3.1 million) were recognized for the year ended December 31, 2017, 2018 and 2019, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors, including compensation cost due to the acceleration vesting and exercise of options in June 2017.

Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We provided an allowance for doubtful accounts of RMB0.05 million, RMB21.2 million and RMB0.2 million (US$0.01 million) for the years ended December 2017, 2018 and 2019, respectively.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment loss on investments of RMB9.1 million, RMB9.2 million and RMB8.5 million (US$1.2 million) was recognized in 2017, 2018 and 2019, respectively.

Impairment of Long-lived Assets

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to nil, nil and RMB34.9 million (US$5.0 million) were recognized in 2017, 2018 and 2019, respectively.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.4 million) as of December 31, 2019.

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2<32> to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues(2):
Online game services	71,564,023	16,552,080	303,577	43,606
Other revenues	1,644,143	941,335	39,500	5,674
Sales taxes	(59,610)	(60,557)	(1,582)	(227)
Net revenues	73,148,556	17,431,858	341,495	49,053
Cost of revenue	(23,782,054)	(16,435,590)	(1,342,266)	(192,804)
Gross profit (loss)	49,366,502	996,268	(1,000,771)	(143,751)
Operating (expenses)/income:
Product development	(45,112,396)	(24,555,308)	(13,090,530)	(1,880,337)
Sales and marketing	(9,089,969)	(2,325,818)	(2,114,519)	(303,732)
General and administrative	(108,824,680)	(89,853,331)	(113,867,000)	(16,355,971)
Impairment on other long-lived assets	—	—	(34,881,000)	(5,010,342)
Gain on disposal of subsidiaries	—	10,473,159	1,206,925	173,364
Total operating expenses	(163,027,045)	(105,991,298)	(162,746,124)	(23,377,018)
Other operating income, net	349,954	229,538	30,240	4,344
Loss from operations	(113,310,589)	(104,765,492)	(163,716,655)	(23,516,425)
Impairment on equity investments and available-for-sale investments	—	(1,386,174)	(4,666,128)	(670,247)
Impairment on other investments	(9,109,312)	(7,776,157)	(3,791,039)	(544,549)
Impairment on other advances	—	—	(5,980,788)	(859,087)
Interest income	30,525	193,928	18,576	2,668
Interest expenses	(83,922,200)	(104,776,674)	(34,501,556)	(4,955,838)
Fair value change on warrants liability	12,615,466	2,251,427	1,292,244	185,619
Gain on disposal of equity investee and available-for-sale investments	115,349	—	694,628	99,777
Gain on disposal of other investments	—	—	13,430,588	1,929,183
Foreign exchange gain (loss)	19,206,747	(20,331,430)	(5,474,002)	(786,291)
Other income, net	4,669,587	1,598,663	9,372,652	1,346,297
Loss before income tax expense and share of loss in equity method investments	(169,704,427)	(234,991,909)	(193,321,480)	(27,768,893)
Income tax benefit	—	—	—	—
Recovery of equity investment in excess of cost	60,548,651	—	—	—
Share of loss in equity investments	(2,937,131)	(4,292,887)	(2,847,260)	(408,983)
Net loss	(112,092,907)	(239,284,796)	(196,168,740)	(28,177,876)
Net gain (loss) attributable to noncontrolling interest	3,955,640	(16,332,968)	(13,517,983)	(1,941,737)
Net gain (loss) attributable to redeemable noncontrolling interest	2,117,303	(5,858,902)	(4,855,589)	(697,462)
Net loss attributable to The9 Limited	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,677)
Change in redemption value of redeemable noncontrolling interest	(57,126,233)	(40,918,773)	(12,827,598)	(1,842,569)
Net loss attributable to holders of ordinary shares	(175,292,083)	(258,011,699)	(190,622,766)	(27,381,246)

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.9618 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

(2)	Effective from January 1, 2018, we adopted ASC 606, and have applied such accounting standards to the year ended December 31, 2018 and 2019. The financial data for the year ended December 31, 2017 has not been recast and as such are not comparable with the financial data for the year ended December 31, 2018 and 2019. The adoption of ASC 606 did not have material impact on our financial results.

Year 2019 Compared to Year 2018

Revenues. Our revenues decreased by 98.0%, from RMB17.5 million in 2018 to RMB0.3 million (US$0.05 million) in 2019, primarily due to the decrease in (i) IPTV revenue by RMB11.9 million (US$1.7 million), as the change of revenue recognition according to the renewed agreement since August 2018, and (ii) licensing revenue of Shanghai IT and GameNow Hong Kong by RMB2.6 million (US$0.4 million) because all authorized licensing contracts of Shanghai IT either expired or were terminated in 2018. There was only one licensing contract of GameNow Hong Kong, which generated revenue of RMB0.16 million (US$0.02 million) in 2019 until it expired in April 2019.

Online Game Services. Our revenues from our online game services decreased by 98.2%, from RMB16.6 million in 2018 to RMB0.3 million (US$0.04 million) in 2019. The decrease was primarily attributable to the decrease in (i) IPTV revenue by RMB11.9 million (US$1.7 million), and (ii) revenue generated from Song of Knight by RMB2.6 million (US$0.4 million) as Song of Knight ceased operations in 2018.

Our revenues from TV games decreased by 99.7% from RMB11.9 million in 2018 to RMB0.04 million (US$0.01 million) in 2019. The decrease was mainly attributable to the loss of revenue from TV games in 2019, which was attributable to the change of our role from principal to agent for TV games since August 1, 2018, which resulted in change of revenue recognition policy.

Other Revenues. Revenues generated from other products and services decreased from RMB0.9 million in 2018 to RMB0.04 million (US$0.01 million) in 2019, primarily due to a decrease in revenue generated by technical service.

Cost of Revenue. Cost of revenue decreased by 91.8% from RMB16.4 million in 2018 to RMB1.3 million (US$0.2 million) in 2019, primarily due to (i) the decrease in payroll as a result of the optimization of our organizational structure in 2019, and (ii) the change of revenue recognition policy of IPTV revenues since August 2018.

Operating Expenses. Operating expenses increased by 53.5% from RMB106.0 million in 2018 to RMB162.7 million (US$23.4 million) in 2019 primarily due to increase in general and administrative expenses and impairment on other long-lived assets.

Product Development Expenses. Product development expenses decreased by 46.7% from RMB24.6 million in 2018 to RMB13.1 million (US$1.9 million) in 2019. The decrease was primarily due to a decrease in salaries for the product development personnel as the headcount of product development personnel decreased in 2019.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 9.1% from RMB2.3 million in 2018 to RMB2.1 million (US$0.3 million) in 2019. The decrease in sales and marketing expenses was primarily due to a decrease in the salaries for the sales and marketing personnel and a decrease of marketing expenses.

General and Administrative Expenses. General and administrative expenses increased by 27.1% from RMB89.6 million in 2018 to RMB113.9 million (US$16.4 million) in 2019. The increase was primarily due to an increase in share-based compensation expenses and consulting expenses.

Impairment of Other Long-lived Assets. We recorded impairment of other long-lived assets of RMB34.9 million (US$5.0 million) in 2019, which was mainly due to impairment on the prepaid initial deposit in the joint venture in 2019. We did not record any impairment of other long-lived assets in 2018.

Gain on Disposal of Subsidiaries. We had gain on disposal of subsidiaries of RMB1.2 million (US$0.2 million) in 2019, including gain on disposal of two immaterial subsidiaries that did not have significant business operations. We did not record any impairment of other long-lived assets in 2018.

Other Operating Income. We had an other operating income of RMB0.03 million (US$0.01 million) in 2019, including primarily office rental income. We had an other operating income of RMB0.2 million in 2018, including primarily office rental income.

Impairment on Equity Investments and Available-for-sale Investments. We recorded an impairment on equity investments and available-for-sale investments of RMB4.7 million (US$0.7 million) in 2019, primarily due to the decrease in the market value of our investments in Shanghai Big Data Cultures & Media Co., Ltd, or Big Data, and Maxline. We recorded an impairment on equity investments and available-for-sale investments of RMB1.4 million in 2018, primarily due to the decrease in the market value of our investments in Leading Choice.

Impairment on Other Advances. We recorded an impairment of other advances of RMB6.0 million (US$0.9 million) in 2019, primarily due to delay in the issuance of certain blockchain-related tokens to us and possible termination of such tokens subscription. We did not record any impairment of other advances in 2018.

Impairment on Other Investment. We recorded an impairment of other investment amounting of RMB3.8 million (US$0.5 million) in 2019, primarily due to the decrease in the market value of our investments in Zhenjiang Kexin and Smartposting. We recorded an impairment of other investment amounting of RMB7.8 million in 2018, primarily due to the decrease in the market value of our investments in Shanghai Ronglei, Plutux, Smartposting and Beijing Ti Knight.

Interest Income. Interest income decreased from RMB0.2 million in 2018 to RMB0.02 million (US$0.01 million) in 2019.

Interest Expenses. Interest expenses decreased from RMB104.8 million in 2018 to RMB34.5 million (US$5.0 million) in 2019, primarily due to different accounting treatment for the calculation of interest expenses before and after the due date on December 20, 2018. The interest expenses were recognized under effective interest rate with net carrying amount of Convertible Notes within contract term. While after Convertible Notes were due, interest expenses were recognized using nominal interest rate with principal amount.

Fair Value Change on Warrants Liability. We had a fair value change on convertible bonds and warrants liability of RMB1.3 million (US$0.2 million) in 2019, primarily due to a decrease in our share price as of December 31, 2019 compared to December 31, 2018.

Gain on Disposal of Equity Investee and Available-for-sale Investment. We had gain on disposal of equity investee and available-for-sale investment of RMB0.7 million (US$0.1 million) in 2019. We had no gain or loss on disposal of equity investee and available-for-sale investment in 2018.

Foreign Exchange Loss. We recorded foreign exchange loss of RMB5.5 million (US$0.8 million) in 2019, as compared to foreign exchange loss of RMB20.3 million in 2018, primarily due to the appreciation of U.S. dollar against Renminbi in 2019.

Other Income, Net. We recorded other income, net, of RMB9.4 million (US$1.3 million) in 2019, as compared to other net income of RMB1.6 million in 2018, primarily due to the receipt of litigation fee refund by the court for prepaid litigation fee originally paid in 2016 related to the litigation with Qihoo 360.

Share of Loss in Equity Method Investments. We recorded a share of loss in equity method investments of RMB2.8 million (US$0.4 million) in 2019, primarily due to the loss absorbed for the investment in Big Data. We recorded a share of loss in equity method investments of RMB4.3 million in 2018, primarily due to the loss absorbed for the investments in Big Data and Maxline.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares increased from RMB258.0 million in 2018 to RMB190.6 million (US$27.4 million) in 2019.

Year 2018 Compared to Year 2017

Revenues. Our revenues decreased by 76.1%, from RMB73.2 million in 2017 to RMB17.5 million in 2018, primarily due to the decreases in (i) Firefall license revenue from System Link by RMB37.9 million as Firefall ceased operations and all revenue had been recognized in 2017, (ii) IPTV revenue by RMB5.3 million in 2018 as we started to record revenues net of amounts we paid to third-party operators of IPTV games since August 1, 2018, and (iii) revenue from Song of Knight by RMB1.3 million as Song of Knight ceased operations in 2018.

Online Game Services. Our revenues from our online game services decreased by 76.8%, from RMB71.6 million in 2017 to RMB16.6 million in 2018. The decrease was primarily attributable to the decreases in (i) Firefall license revenue from System Link by RMB37.9 million as Firefall ceased operations and all revenue had been recognized in 2017, (ii) IPTV revenue by RMB5.3 million in 2018 as described below, and (iii) revenue generated from Song of Knight by RMB1.3 million as Song of Knight ceased operations in 2018.

Our revenues from TV games decreased by 30.8% from RMB17.2 million in 2017 to RMB11.9 million in 2018. The decrease was partly attributable to the change of the revenue recognition policy of the revenue from TV games. Previously, we recorded our IPTV revenue on a gross basis. As we became an agent in the operation of IPTV games since August 1, 2018, we started to record revenues net of amounts we paid to third-party operators, and such amount of fees were no longer included in our cost of revenue. As a result, we did not record any revenues from TV games after August 1, 2018.

Other Revenues. Revenues generated from other products and services decreased from RMB1.6 million in 2017 to RMB0.9 million in 2018, primarily due to a decrease in revenue generated by our education business conducted by The9 Education as we disposed The9 Education in January 2018.

Cost of Revenue. Cost of revenue decreased by 31.1% from RMB23.8 million in 2017 to RMB16.4 million in 2018, primarily due to (i) the decrease in payroll as a result of the optimization of our organizational structure in 2018, and (ii) the change of revenue recognition policy of IPTV revenues.

Operating Expenses. Operating expenses decreased by 35.0% from RMB163.0 million in 2017 to RMB106.0 million in 2018.

Product Development Expenses. Product development expenses decreased by 45.5% from RMB45.1 million in 2017 to RMB24.6 million in 2018. The decrease was primarily due to a decrease in salaries for the product development personnel as the headcount of product development personnel decreased.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 74.6% from RMB9.1 million in 2017 to RMB2.3 million in 2018. The decrease in sales and marketing expenses was primarily due to a decrease in the salaries for the sales and marketing personnel and a decrease of marketing expenses.

General and Administrative Expenses. General and administrative expenses decreased by 17.6% from RMB108.8 million in 2017 to RMB89.6 million in 2018. The decrease was primarily due to a decrease in payroll-related expenses as a result of our cost control measures and a decrease in share-based compensation expenses.

Gain on Disposal of Subsidiaries. We recorded gain on disposal of subsidiaries of RMB10.5 million in 2018. The increase is mainly due to a gain from disposal of The9 Education completed in January 2018.

Other Operating Income. We had an other operating income of RMB0.2 million in 2018, including primarily office rental income. We had an other operating income of RMB0.3 million in 2017, including primarily office rental income.

Impairment on Other Investment. We recorded an impairment of other investment amounting of RMB7.8 million in 2018, primarily due to the decrease in the market value of our investments in Shanghai Ronglei, Plutux, Smartposting and Beijing Ti Knight. We recorded an impairment of other investment amounting to RMB9.1 million in 2017, primarily due to the decrease in the market value of our investment in Smartposting and Beijing Ti Knight.

Interest Income. Interest income increased from RMB0.03 million in 2017 to RMB0.2 million in 2018.

Interest Expenses. Interest expenses increased from RMB83.9 million in 2017 to RMB104.8 million in 2018, primarily due to the increase in accrued interest expenses on the Convertible Notes. The interest expenses of the Convertible Notes were calculated by using effective interest rate method.

Fair Value of Change on Warrants. We had a fair value of change on convertible bonds and warrants of RMB2.3 million in 2018, primarily due to a decrease in our share price as of December 31, 2018 compared to December 31, 2017.

Gain (loss) on disposal of equity investee and available-for-sale investment. We had no gain or loss on disposal of equity investee and available-for-sale investment in 2018. We recorded a gain on disposal of equity investee and available-for-sale investment of RMB0.1 million in 2017 in connection with the disposal our partial shareholding in L&A.

Foreign exchange gain (loss). We recorded foreign exchange loss of RMB20.3 million in 2018, as compared to foreign exchange gain of RMB19.2 million in 2017, primarily due to the appreciation of U.S. dollar against Renminbi in 2018.

Other Income, Net. We recorded other net income of RMB1.6 million in 2018, as compared to other net income of RMB4.7 million in 2017, primarily due to a decrease in government subsidies received in 2018.

Recovery of equity investment in excess of cost. We did not record any recovery of equity investment in excess of cost in 2018, while we recorded recovery of equity investment in excess of cost of RMB60.5 million in 2017, which was non-recurring in nature.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, net loss attributable to our holders of ordinary shares increased from RMB175.3 million in 2017 to RMB258.0 million in 2018.

B.	Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries and affiliated PRC entities in China. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries, which in turn are derived principally from earnings generated by our affiliated PRC entities. Specifically, Shanghai Hui Ling, one of our subsidiaries in China, obtains funds from the PRC entities in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

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

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2019, such restricted portion was RMB7.7 million (US$1.1 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2017, 2018 and 2019, as reflected on our statutory accounts, including registered capital and statutory reserves, were approximately RMB52.0 million, RMB42.4 million and RMB40.2 million (US$5.8 million) higher than the amounts determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2017, 2018 and 2019, we had RMB142.6 million, RMB4.3 million and RMB10.1 million (US$1.5 million), respectively, in cash and cash equivalents. The increase in cash and cash equivalents from 2018 to 2019 was primarily due to the cash flows from the disposal of other investment and proceeds from transfer of tokens. The decrease in cash and cash equivalents from 2017 to 2018 was primarily due to the cash outflows from operating activities associated with our product development and sales and marketing efforts for our new games.

We have an accumulated deficit of approximately RMB3,410.9 million (US$489.9 million) and total current liabilities exceeded total assets by approximately RMB876.6 million (US$125.9 million) as of December 31, 2019. We also had a net loss of approximately RMB196.2 million (US$28.2 million) for the year ended December 31, 2019, and have not generated significant revenues or positive cash flows from operations since 2009. We expect to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve revenue growth. To meet our working capital needs, we are considering multiple alternatives, including but not limited to additional equity financings, settlement of Convertible Notes, launch of new games and new operation and cost controls, as discussed below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Additional Equity Financing

We intend to obtain financial support from Mr. Jun Zhu, our chairman and chief executive officer, if needed, in 2020.

Settlement of Secured Convertible Notes

In December 2015, we issued and sold the Convertible Notes in an aggregate principal amount of US$40,050,000 to Splendid Days. Upon the maturity date, we failed to repay the Convertible Notes. We later entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019, and subsequently entered into several amendments to the deed of settlement in relation to the repayment schedule for the overdue Convertible Notes. In February 2020, we completed the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties. As of the date of this annual report, we have repaid approximately US$4.8 million to Splendid Days and the outstanding balance of the Convertible Notes amounted to US$55.5 million, which we plan to repay using the consideration received from the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties.

Launch of New Games and New Operation

We have launched and plan to launch our proprietary mobile online games, including the CrossFire New Mobile Game, Audition, and Pop Fashion. In November 2017, we entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted an exclusive right to publish the CrossFire New Mobile Game in China. We have invested significant financial and personnel resources in development of our proprietary CrossFire New Mobile Game. In July 2019, we entered in an agreement with Smilegate to extend the license period for game development period till October 31, 2020, and we expect to launch this game in the second half of 2020. However, in the event that we cannot meet such launch time, we may seek to further extend the license term. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Failure to obtain or renew approvals or filings for online games and mobile games we operate may adversely affect our operations or subject us to penalties.”

In February 2018, we subscribed a total of 5,297,157 blockchain-related tokens to be issued by Telegram Inc. for a consideration of US$2.0 million with a third-party company and the tokens were expected to be issued in 2019. In October 2019, Telegram notified participants of the tokens offering that the SEC filed a lawsuit against Telegram in United States and that the expected launch date has been extended to April 2020. As of December 31, 2019, we provided a valuation allowance on these subscribed tokens. As of the date of this annual report, these subscribed tokens have not been issued. Telegram may further extend the launch date or may enter into a termination arrangement depending on the development of future events.

In March 2019, we entered into a joint venture agreement with Faraday&Future Inc., or F&F, and subsequently attempted to enter into electric vehicle business. However, our transition to electric vehicles business did not develop as we anticipated. As of the date of this annual report, we have not entered into a license agreement with F&F and have not fulfilled our first installment contribution obligation of US$200.0 million to F&F as set forth in the joint venture agreement and its amendments. Currently, we are still operating our gaming business and are in the process of identifying alternative business development focus for our company.

Cost Control

Currently, a significant portion of our cash requirements is attributable to administrative expenses. We have the ability to control the level of discretionary spending on administrative expenses by implementation of cost savings on non-essential expenses from the day-to-day business operations. However, there can be no assurance that we will be able to successfully conduct the cost control measures with results favorable to us, or at all.

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

Pursuant to the same agreement, on December 11, 2015, we issued to Splendid Days four tranches of warrants in an aggregate principal amount of US$9,950,000. The Warrants are divided into four tranches in principal amounts of US$5,000,000, US$2,750,000, US$1,650,000 and US$550,000, respectively, which will be exercisable for our ADSs at the option of the holder at any time at initial exercise prices of US$4.5, US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, respectively. The initial exercise prices are subject to adjustments for share splits, reverse splits, share dividends and distributions, distribution of assets, certain issuances (or deemed issuances) of ordinary shares or ADSs for consideration less than the exercise price then in effect, as applicable for each warrant. In addition, the holder of the Warrants with initial exercise prices of US$7.8, US$15.6 and US$23.4 per ADS, each representing three ordinary shares, is entitled to any cash dividend (to the extent that it exceeds the notional interest amount attributable to such Warrants) and dividend in kind that we distribute based on the number of shares into which the Warrants are then exercisable. The tranche of Warrants with an exercise price of US$4.5 per ADS, each representing three ordinary shares, has a term of five years, while the remaining three tranches have initial terms of three years. As of the date of this annual report, only the tranche of Warrants with an exercise price of US$4.5 was still outstanding. We entered into a deed of settlement with Splendid Days, the holder of the Convertible Notes, in March 2019 and subsequently several amendments to the deed of settlement in relation to the Convertible Notes repayment schedule. In September 2019, we entered into a definitive agreement with Kapler Pte. Ltd., an indirect subsidiary of Keppel Corporation Limited, pursuant to which 100% equity interest in several subsidiaries of our company in China, namely China The9 Interactive (Shanghai) Ltd., The9 Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Kaie Information Technology Co., Ltd., that collectively own Zhangjiang Micro-electronic Port Block #3 were sold to Kapler Pte. Ltd., in exchange for consideration of RMB493.0 million. The rest of assets and liabilities previously held by the subsidiaries sold were transferred to Shanghai Hui Ling. Pursuant to the deed of settlement and its amendments, the outstanding amount of the Convertible Notes bore an interest rate of 12% per annum from the original maturity date to February 21, 2020. In February 2020, we completed the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties in accordance with the deed of settlement and its amendments. Pursuant to the deed of settlement and its amendments, US$6.6 million of the outstanding amount of the Convertible Notes continues to bear an interest rate of 14% per annum commencing from February 22, 2020. As of the date of this annual report, we have repaid approximately US$4.8 million to Splendid Days and the outstanding balance of the Convertible Notes amounted to US$55.5 million, which we plan to repay using the consideration received from the sale of the equity interests in certain subsidiaries that collectively held the Previously Mortgaged Properties, and the Warrants in a principal amount of US$5.0 million with the initial exercise of US$4.5 per ADS were still outstanding.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$(1)
	(in thousands)
Net cash used in operating activities	(86,652)	(101,201)	(54,175)	(7,781)
Net cash provided by/(used in) investing activities	161,923	(17,315)	60,879	8,745
Net cash provided by/(used in) financing activities	44,073	(18,357)	40,923	5,878
Effect of foreign exchange rate changes on cash and cash equivalents	4,529	(1,495)	1,257	181
Cash reclassified as held for sale	(20,127)	—	(43,027)	(6,181)
Net change in cash and cash equivalents	103,746	(138,368)	5,857	842
Cash and cash equivalents at beginning of year	38,878	142,624	4,256	611
Cash and cash equivalents at end of year	142,624	4,256	10,113	1,453

Operating Activities

Net cash used in operating activities was RMB54.2 million (US$7.8 million) in 2019, compared to RMB101.2 million in 2018 and RMB86.7 million in 2017. The decrease of net cash used in operating activities in 2019 was mainly due to a decrease in cash outflow associated with blockchain business.

The net cash used in operating activities in 2019 primarily reflected a net loss of RMB196.2 million (US$28.2 million), partially offset by consulting fee paid by issuance of shares of RMB35.1 million (US$5.0 million), impairment on other long-lived assets of RMB34.9 million (US$5.0 million), interest expense on Convertible Notes of RMB33.2 million (US$4.8 million), share-based compensation expense of RMB21.8 million (US$3.1 million), and changes in accrued expenses and other current liabilities of RMB11.9 million (US$1.7 million).

The net cash used in operating activities in 2018 primarily reflected a net loss of RMB239.3 million, partially offset by the interest expense on Convertible Notes of RMB98.3 million, provision for doubtful other receivables of RMB21.0 million, impairment on equity and other investment of RMB9.2 million, depreciation and amortization of property, equipment and software and land use right of RMB5.6 million and adjustments for share-based compensation expense of RMB3.9 million.

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

Investing Activities

Net cash provided by investing activities was RMB60.9 million (US$8.7 million) in 2019, which primarily included (i) proceeds from disposal of assets and liabilities classified as held for sale of RMB49.3 million (US$7.1 million), (ii) proceeds from disposal of other investments of RMB37.0 million (US$5.3 million), (iii) proceeds from transferred tokens of RMB6.9 million (US$1.0 million), and (iv) initial deposit payment of RMB34.9 million (US$5.0 million) to joint venture.

Net cash used in investing activities was RMB17.3 million in 2018, which primarily included (i) advance payment of US$2.0 million to subscribe tokens of a third party, (ii) purchase of other investments of RMB5.3 million, and (iii) proceeds from disposal of assets and liabilities held for sale of RMB2.8 million.

Net cash provided by investing activities was RMB161.9 million in 2017, which primarily included (i) the settlement payment of US$25.0 million from our investee in 2017, (ii) purchase of investment in Ti Knight Inc. of RMB4.0 million, (iii) loan receivable due from Zhongxing The9 Network Technology Co., Ltd., or ZTE9, one of our equity investees, of RMB4.0 million, and (iv) proceeds from disposal of other investment in Tandem Fund of RMB1.2 million.

Financing Activities

Net cash provided by financing activities in 2019 was RMB40.9 million (US$5.9 million), primarily attributable to proceeds of other loans of RMB34.9 million (US$5.0 million) and loan from a related party of RMB16.1 million (US$2.3 million), partially offset by repayment of a loan from a related party of RMB10.0 million (US$1.4 million).

Net cash used in financing activities in 2018 was RMB18.4 million, primarily attributable to the repayment of RMB29.1 million of a loan from a related party, partially offset by a loan from a related party of RMB11.0 million.

Net cash provided by financing activities in 2017 was RMB44.1 million, primarily attributable to loans of RMB73.9 million, borrowed from related parties, contributions from noncontrolling interest of RMB20.0 million, partially offset by repayments on the bank loan of RMB25.5 million provided by Bank of Shanghai.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$24.4 million) as of December 31, 2019.

Capital Expenditures

We incurred capital expenditures of RMB0.5 million, RMB0.2 million and RMB0.8 million (US$0.1 million) in 2017, 2018 and 2019, respectively. The capital expenditures principally consisted of purchases of computers and other items related to our network infrastructure. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games and the maintenance of our websites. Our research and development expenses were RMB45.1 million, RMB24.6 million and RMB13.1 million (US$1.9 million) in 2017, 2018 and 2019, respectively.

D.	Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	149,151	149,151	—	—	—
Convertible notes payable(2)	279,397	279,397	—	—	—
Interest expense on short-term borrowings	151,488	151,488	—	—	—
Service arrangement(3)	22,575	22,575	—	—	—
Operating lease obligations(4)	10,279	3,780	3,996	2,503	—
Total	612,890	606,391	3,996	2,503	—

Notes:

(1)	Short-term borrowings include (i) a pledged loan of RMB82.6 million (US$11.9 million) from a financial services company, (ii) loan of approximately RMB31.6 million (US$4.5 million) obtained from a third party, all of which is due within one year and is reclassified to short-term bank borrowings, (iii) interest-free loan of RMB34.9 million (US$5.0 million) from Ark Pacific Associates Limited.

(2)	Represents the Convertible Notes in an aggregate principal amount of US$40,050,000 which bear interest at a rate of 12% per year, payable when the principal amount of the Convertible Notes becomes due. The Convertible Notes have initial terms of three years, subject to an extension to five years at the discretion of the holder. In 2019, we entered into a deed of settlement and several amendments with Splendid Days, the holder of the Convertible Notes, pursuant to which the outstanding amount of the Convertible Notes bore an interest rate of 12% per annum from the original maturity date to February 21, 2020. Pursuant to the deed of settlement and its amendments, US$6.6 million of the outstanding amount of the Convertible Notes continues to bear an interest rate of 14% per annum commencing from February 22, 2020.

(3)	Includes minimum guaranteed payments under service arrangement with Thurgau Limited related to the agency fee on the disposal of three subsidiaries that collectively held the Previously Mortgaged Properties.

(4)	Operating lease obligations related to the lease of office space, parking lots and warehouse.

G.	Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to return to profitability or raise sufficient capital to cover our capital needs;

•	our ability to identify alternative business development focus;

•	our ability to successfully launch and operate additional games in China and overseas;

•	our ability to obtain sufficient capital to make contribution to the joint venture with F&F;

•	our ability to repay the Convertible Notes in a timely manner;

•	our ability to obtain requisite license and approvals for our electric vehicles business;

•	our ability to develop electric vehicles business and other new businesses;

•	our ability to develop, license or acquire additional online games that are attractive to users;

•	the maintenance and expansion of our relationships with game distributors and online game developers, including our existing licensors;

•	our ability to maintain and expand our relationships with joint venture partners and other business partners;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	53	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	59	Independent Director
Kwok Keung Chau(1)(2)	43	Independent Director
Ka Keung Yeung(1)(2)	61	Independent Director
George Lai (Lai Kwok Ho)	43	Director and Chief Finance Officer
Chris Shen	51	Vice President

Notes:

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

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

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves as the authorized representative and the company secretary of Comtec Solar Systems Group Limited (SEHK: 00712), an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (SEHK: 02779), an independent director of China Tobacco International (HK) Company Limited (SEHK: 06055) and an independent non-executive director and the chairman of the audit committee of Forward Fashion (International) Holdings Company Ltd. (SEHK: 02528) and an independent non-executive director of Bank of Zhangjiakou Co., Ltd. since April 2020. From November 2007 to January 2020, Mr. Chau was an executive director and the chief financial officer of Comtec Solar Systems Group Limited, responsible for corporate financial and general management. He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., (SEHK: 08006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited (SEHK: 01668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of the Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of the CFA Institute since September 2003. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

George Lai has served as our chief financial officer since July 2008 and our director since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198). Prior to joining us, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

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

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2019 was approximately RMB4.0 million (US$0.6 million) and RMB1.0 million (US$0.1 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. In addition, in September 2018, we issued 30,000,000 ordinary shares in the form of restricted shares to our directors, employees and consultant in accordance with our stock option plan. Simultaneous with the new grants, options to purchase 6,200,000 ordinary shares by certain grantees were cancelled. In January 2019, we forfeited and cancelled 15,000,000 ordinary shares in aggregate in the form of restricted shares held by relevant directors, employees and consultant. Those incentive shares are subject to a six-month lock-up period and will vest in installments upon the satisfaction of certain service period conditions of the grantees. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company.

Share Incentive Plan

Eighth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017 and December 2018. By the amendment to the Option Plan in December 2018, we increased the total number of ordinary shares reserved under the Option Plan from 34,449,614 to 100,000,000. As of February 29, 2020, options to purchase 1,050,000 Class A ordinary shares under the Option Plan were outstanding and 15,000,000 restricted shares were issued. In September 2018 our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeit and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 29, 2020 and that remained outstanding.

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

The following paragraphs describe the principal terms of the Eighth Amended and Restated 2004 Stock Option Plan.

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

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Kwok Keung Chau, Davin A. Mackenzie, Ka Keung Yeung and George Lai. A director is not required to hold any shares in our company by way of qualification. Any director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested, and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered and voted upon.. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and issue debentures, debenture stock or other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors owe to our company fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, were re-elected (elected in the case of Kwok Keung Chau) at our 2018 annual general meeting and each of them is serving a three-year term until the 2021 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Jun Zhu, our chairman and chief executive officer, was re-elected as a director at our 2019 annual general meeting and is serving a three-year term until the 2022 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. George Lai, our chief financial officer and director, was re-elected as a director at our 2018 annual general meeting and is serving a three-year term until the 2021 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

D.	Employees

As of December 31, 2019, we had 61 employees, of which 59 were based in China, including 42 in management and administration, one in our customer service center, eight in game operations, sales and marketing, and eight in product development, including supplier management personnel and technical support personnel, and two were based in the United States. We had 236 and 105 employees as of December 31, 2017 and 2018, respectively. The decrease in the number of employees as of December 31, 2019 as compared to that of December 31, 2018 was primarily due to our business restructuring. We consider our relations with our employees to be good.

E.	Share Ownership

As of February 29, 2020, there were 125,271,675 ordinary shares outstanding, being the sum of 111,664,341 Class A ordinary shares (excluding 15,338,560 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Class A	Class B	Total ordinary shares on an as converted basis	%(2)	% of aggregate voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	6,376,196	13,607,334	19,983,530	16.0	86.7
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho)(5)	1,500,000	—	1,500,000	1.2	*
Chris Shen	*	—	*	*	*
All Directors and Senior Executive Officers as a Group	9,150,656	13,607,334	22,757,990	18.2	87.1
Principal Shareholders:
Plutux Labs Limited(6)	21,000,000	—	21,000,000	16.8	2.7
Leading Choice Holdings Limited(7)	21,000,000	—	21,000,000	16.8	2.7
Splendid Days Limited(8)	15,028,844	—	15,028,844	10.7	1.9
IE Limited(9)	12,500,000	—	12,500,000	10.0	1.6
Incsight Limited(4)(10)	912,094	6,107,334	7,019,428	5.6	38.7

Notes:

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 29, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 125,271,675 ordinary shares outstanding as of February 29, 2020, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 29, 2020.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares and 5,464,102 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu.

(5)	Includes 1,500,000 Class A ordinary shares in the form of restricted shares held by George Lai.

(6)	Includes 21,000,000 Class A ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

(7)	Includes 21,000,000 Class A ordinary shares held by Leading Choice Holdings Limited. The address for Leading Choice Holdings Limited is Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

(8)	Includes an aggregate 11,695,511 ordinary shares issuable upon conversion of the Convertible Notes and an aggregate 3,333,333 ordinary shares issuable upon exercise of the Warrants within 60 days of February 29, 2020 that are beneficially owned by Splendid Days. Splendid Days currently holds all of the Convertible Notes and the Warrants that we issued in December 2015. Splendid Days Limited is controlled by Truth Beauty Limited, a British Virgin Islands company, which is in turn controlled by Cyrus Jun-Ming Wen. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(9)	Includes 12,500,000 Class A ordinary shares held by IE Limited, as reported by IE Limited on the Schedule 13G filed with the SEC on February 9, 2018. The address for IE Limited is 7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea.

(10)	Includes 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, reported by Incsight Limited on the Schedule 13D/A filed with the SEC on July 1, 2019. The business address for Incsight Limited is 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

To our knowledge, as of February 29, 2020, 57,926,590 Class A ordinary shares (including 15,338,560 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of China. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of Internet websites, the rental of computer and Internet facilities, daily maintenance of Internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of its operating profit to. We are the exclusive provider of these services to Shanghai IT. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agrees in writing to terminate in advance.

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

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling and a subsidiary of us. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loan shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. Currently, Zhimin Lin and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without our prior written consent, may the shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

In the opinion of Grandall Law Firm, our PRC counsel:

•	the ownership structures of Shanghai Hui Ling and Shanghai IT currently are in compliance with PRC laws or regulations currently in effect; and

•	the contractual arrangements among Shanghai Hui Ling, Shanghai IT and the shareholders of Shanghai IT governed by PRC law currently are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Investments or Agreements entered into with Affiliated Entities or Associates

In February 2013, we established a new joint venture, namely Zhongxing The9 Network Technology Co., Ltd., in cooperation with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd., in Wuxi, Jiangsu province of China, to develop and operate home entertainment set top box business. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made a capital investment of RMB12.5 million to acquire 10% equity interests in ZTE9. As of December 31, 2019, we held 26.0% equity interest in ZTE9. ZTE9 charged net royalty and other service fee related to IPTV business to us in an amount of RMB7.1 million, RMB5.2 million and nil in 2017, 2018 and 2019, respectively. Total amount due to ZTE9 for IPTV business was RMB2.7 million, RMB5.1 million and RMB0.2 million (US$0.03 million) as of December 31, 2017, 2018 and 2019, respectively.

In 2017, 2018 and 2019, we lent RMB4.0 million, RMB0.6 million and nil to ZTE9 to fund its operations, respectively. The loans are interest-free. As of December 31, 2017, 2018 and 2019, total outstanding amount for loan due from ZTE9 was RMB2.1 million, RMB1.0 million and RMB1.0 million (US$0.1 million), respectively.

We charged service fee to Big Data, a previous subsidiary and now an equity investee of ours, amounted to RMB0.05 million and RMB0.02 million (US$0.01 million) in 2018 and 2019, respectively. As of December 31, 2018 and 2019, the total amount due from Big Data was RMB0.1 million and RMB0.1 million (US$0.02 million), respectively.

In 2016, Asian Way entered into a license agreement with T3 Entertainment, a then equity investee of ours, for developing a game using augmented reality (AR) technologies based on the intellectual property relating to the game Audition. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2019. In July 2019, we disposed our equity interest in T3.

In 2017, we entered into a share purchase agreement with Incsight Limited, which is controlled by Mr. Jun Zhu, our chairman and chief executive officer. Pursuant to this agreement, Mr. Jun Zhu would acquire 12,500,000 of our newly issued shares for a total cash consideration of US$15.0 million. The transaction was terminated in February 2019 and the previously issued shares were surrendered and cancelled.

In 2017, we entered into a share purchase agreement with Ark Pacific Special Opportunities Fund I, L.P., which caused it to beneficially own more than 10% of share capital in our company then. Pursuant to this agreement, Ark Pacific Special Opportunities Fund I, L.P. would acquire 12,500,000 of our newly issued shares for a total cash consideration of US$15.0 million. The transaction was terminated in February 2019 and the previously issued shares were surrendered and cancelled.

On May 6, 2019, we held an extraordinary general meeting at which our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held by Incsight Limited, a British Virgin Islands business company, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, we amended and restated our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted our Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to our capital structure. As a result of such changes, Mr. Jun Zhu holds the majority of our outstanding voting power and we became a “controlled company” as defined under Nasdaq Stock Market Rules.

In June 2019, we and our wholly-owned subsidiary entered into a share purchase agreement with Comtec Windpark Renewable (Holdings) Co Ltd, a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712), which was affiliated with Kwok Keung Chau, our independent director. Pursuant to the share purchase agreement, we issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin Power System Design and Research Company, a lithium battery management system and power storage system supplier.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB73.9 million, RMB11.0 million and RMB16.1 million (US$2.3 million) in loan to us in 2017, 2018 and 2019, respectively. The loans are interest-free. As of December 31, 2017, 2018 and 2019, RMB75.2 million, RMB57.1 million and RMB63.2 million (US$9.1 million) of such loan remained outstanding, respectively.

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

Legal Proceedings

Red 5 and its affiliates previously had been in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall. Various legal proceedings have been initiated in connection with such dispute, including a litigation proceeding in Shanghai and an arbitration proceeding in Hong Kong. In May 2019, we entered into a mediation agreement with Qihoo 360 to settle the disputes in principals and then withdrew all the litigation claims against Qihoo 360 in Shanghai. As of the date of this annual report, we and Qihoo 360 are implementing the mediation agreement to settle the arbitration proceeding in Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.”

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT to recover RMB57.5 million of principal and interest that we previously raised to finance the early phase development of CrossFire New Mobile Game. We cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. We may seek to meditate and settle this claim amid ongoing game development. We do not expect this case to significantly affect our business operations.

Shanghai Oh Yeah Information Technology Co., Ltd. filed several related civil claims in April 2019 against joint defendants including Shanghai IT, ZTE9 and a third-party defendant, regarding copyright infringements of their intellectual property to the Intellectual Property Court of Shanghai with a total aggregated claim amount of RMB3.0 million. We have assessed the likelihood of the outcome and have accrued an amount for the contingency. We may be subject to other legal or administrative proceedings in the ordinary course of business. We do not believe that any currently pending legal or administrative proceeding to which we are a party will have a material adverse effect on our business or financial condition.

Other than the foregoing, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

The following are summaries of material provisions of our currently effective Second Amended and Restated Memorandum and Articles of Association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when entered in our register of members (shareholders). Every person whose name is entered in our register of members as a registered shareholder is entitled to receive a share certificate within two months of the allotment of such shares. We are not permitted to issue bearer shares.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person who is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends

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

Voting Rights

Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifty votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders together holding not less than ten percent of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of holders of not less than one-third of all issued and outstanding shares entitled to vote. Our company may hold an annual general meeting but shall not (unless required by the Companies Law) be obliged to hold an annual general meeting. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. In addition, our board of directors is required to convene extraordinary general meetings upon any requisition by shareholders holding in aggregate not less than 33% of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and extraordinary general meetings.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to our ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name, a reduction of our share capital, effecting a statutory merger, or amending our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including an increase of our authorized share capital, the consolidation and division of all or any of our share capital into shares of a larger amount than our existing share capital, and the cancellation of any authorized but unissued shares.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members in respect thereof.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of such shares, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner of such purchase has been approved by ordinary resolution of our shareholders or the manner of such purchase is in accordance with our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attaching to any class of shares may, subject to our memorandum articles of association, be varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Issuance of Additional Shares

Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Second Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares of the series and the subscription price thereof if different from the par value thereof;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions

Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•

create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Second Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital

We may from time to time by ordinary resolution of our shareholders increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

We may by ordinary resolution of our shareholders:

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of our share from which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution of our shareholders reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition to the statutory provisions relating to mergers and considerations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory provisions, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association provides that we shall indemnify each of our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Second Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our Second Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

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

The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 33% of the share capital of our company carrying the right of voting at general meetings of our company to requisition a shareholder’s meeting, in which case our directors are obligated to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Second Amended and Restated Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our memorandum and articles of association to allow cumulative voting for such elections. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Second Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; or (v)  is removed from office pursuant to any other provisions of our Second Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with the fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of the Company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Second Amended and Restated Articles of Association, if at any time our share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our Memorandum and Articles of Association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Second Amended and Restated Memorandum and Articles of Associations, our Second Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

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

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

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

It is generally expected that a U.S. Holder of ADSs should be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year consists of certain types of passive income (the “income test”); or

•	at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on the market price of our ADSs and the composition of income and assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases, the portion of our gross income attributable to the passive types decreases, and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were also PFICs for the taxable year ending December 31, 2019. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. Moreover, if our ADSs are delisted (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”), then the mark-to-market election generally would be unavailable to U.S. Holders. If any of our subsidiaries are or become PFICs, the mark-to-market election will technically not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

As discussed above, we believe that we were a PFIC for our taxable year ended December 31, 2019, and we will very likely be a PFIC for our current taxable year. Therefore, dividends will be taxed as described above under “Passive Foreign Investment Company Rules.”

Subject to the PFIC rules, the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of U. S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U. S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, if our ADSs are delisted and not readily tradable on an established securities market in the United States (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”), clause (1) above would not be satisfied, and dividends would not qualify for the preferential rate applicable to qualified dividend income. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of the ADSs or Ordinary Shares

As discussed above, we believe that we were a PFIC for our taxable year ended December 31, 2019, and we will very likely be a PFIC for our current taxable year. Therefore, gains will be taxed as described above under “Passive Foreign Investment Company Rules.”

Subject to the PFIC rules, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB41.4 million (US$5.9 million) in the aggregate principal amount of our U.S. dollar-denominated convertible notes outstanding as of December 31, 2019.

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

Persons depositing or withdrawing shares or ADSs holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders
US$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2019, we had received approximately US$0.1 million reimbursement for the year 2019, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 6, 2019, we held an extraordinary general meeting at which our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of our company.

See “Item 10. Additional Information” for a description of the rights of securities holders.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2019 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

	2018	2019
	RMB	RMB	US$
Audit fees(1)	2,510,000	2,259,000	324,485
Tax fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.2*	Specimen Certificate for Class A ordinary shares of The Registrant

2.3	Form of Amended and Restated Deposit Agreement among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.4*	Description of Securities

4.1	Eighth Amended and Restated 2004 Stock Option Plan (incorporated herein by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 29, 2019)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4	Convertible Note and Warrant Purchase Agreement dated November 24, 2015 among the Registrant, Splendid Days Limited and the security providers listed on Schedule 1 attached thereto (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F (file no. 001-34238) filed with the Securities and Exchange Commission on April 11, 2016)

Exhibit Number	Description of Document
4.5*	Deed of Settlement dated March 11, 2019 among Splendid Days, the Registrant, The9 Computer, Shanghai IT and other parties named therein

4.6	Joint Venture Agreement dated March 24, 2019 between the Registrant and Faraday&Future Inc. (incorporated by reference to Exhibit 99.2 from our Current Report on Form 6-K (file no. 001-34238) filed with the Securities and Exchange Commission on March 25, 2019)

4.7*	First Amendment to Deed of Settlement dated April 28, 2019 among Splendid Days, the Registrant, The9 Computer, Shanghai IT and other parties named therein

4.8*	Translation of Exclusive Technical Service Agreement dated May 1, 2019 between Shanghai IT and Shanghai Hui Ling

4.9*	Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin

4.10*	Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT

4.11*	Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin

4.12*	Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin

4.13*	Second Amendment to Deed of Settlement dated May 22, 2019 among Splendid Days, the Registrant, The9 Computer, Shanghai IT and other parties named therein

4.14*	Amendment to Joint Venture Agreement dated June 23, 2019 between Faraday&Future Inc. and the Registrant.

4.15*	Second Amendment to Joint Venture Agreement dated July 31, 2019 between the Registrant and Faraday&Future Inc.

4.16*	Third Amendment to Deed of Settlement dated August 9, 2019 among Splendid Days, the Registrant, The9 Computer, Shanghai IT and other parties named therein

4.17*	Third Amendment to Joint Venture Agreement dated September 17, 2019 between the Registrant and Faraday&Future Inc.

4.18*	English summary of Equity Transfer Agreement dated September 26, 2019 among Shanghai The9 Information Technology Co., Ltd., China The9 Interactive Limited and Kapler Pte. Ltd.

4.19*	Fourth Amendment to Deed of Settlement dated October 22, 2019 among Splendid Days, the Registrant, The9 Computer, Shanghai IT and other parties named therein

Exhibit Number	Description of Document
8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Grandall Law Firm

15.3*	Consent of Grant Thornton, independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.

**	Furnished with this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

	By:	/s/ Jun Zhu
		Name:	Jun Zhu
		Title:	Chairman and Chief Executive Officer

Date: April 30, 2020

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The9 Limited and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Group has an accumulated deficit of approximately RMB3,410.9 million (US$489.9 million) as of December 31, 2019, and incurred a net loss of approximately RMB196.2 million (US$28.2 million) for the year ended December 31, 2019. These conditions, along with other matters set forth in Note 2.1, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in accounting principles

As discussed in Note 2.23, the Group has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) 842, Leases.

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

Shanghai, China

April 30, 2020

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	71,564,023	16,551,080	303,577	43,606
Other revenues	1,644,143	941,335	39,500	5,674
	73,208,166	17,492,415	343,077	49,280
Sales taxes	(59,610)	(60,557)	(1,582)	(227)

Total net revenues	73,148,556	17,431,858	341,495	49,053

Cost of revenues	(23,782,054)	(16,435,590)	(1,342,266)	(192,804)

Gross profit (loss)	49,366,502	996,268	(1,000,771)	(143,751)

Operating (expenses) income:
Product development	(45,112,396)	(24,555,308)	(13,090,530)	(1,880,337)
Sales and marketing	(9,089,969)	(2,325,818)	(2,114,519)	(303,732)
General and administrative	(108,824,680)	(89,583,331)	(113,867,000)	(16,355,971)
Impairment of other long-lived assets	-	-	(34,881,000)	(5,010,342)
Gain on disposal of subsidiaries	-	10,473,159	1,206,925	173,364
Total operating expenses	(163,027,045)	(105,991,298)	(162,746,124)	(23,377,018)

Other operating income, net	349,954	229,538	30,240	4,344
Loss from operations	(113,310,589)	(104,765,492)	(163,716,655)	(23,516,425)

Impairment on equity investments and available-for-sale investments	-	(1,386,174)	(4,666,128)	(670,247)
Impairment on other investments	(9,109,312)	(7,776,157)	(3,791,039)	(544,549)
Impairment on other advances	-	-	(5,980,788)	(859,087)
Interest income	30,525	193,928	18,576	2,668
Interest expense	(83,922,200)	(104,776,674)	(34,501,556)	(4,955,838)
Fair value change on warrants liability	12,615,466	2,251,427	1,292,244	185,619
Gain on disposal of equity investee and available-for-sale investments	115,349	-	694,628	99,777
Gain on disposal of other investments	-	-	13,430,588	1,929,183
Foreign exchange gain (loss)	19,206,747	(20,331,430)	(5,474,002)	(786,291)
Other income, net	4,669,587	1,598,663	9,372,652	1,346,297
Loss before income tax expense and share of loss in equity method investments	(169,704,427)	(234,991,909)	(193,321,480)	(27,768,893)

Income tax benefit	-	-	-	-
Recovery of equity investment in excess of cost	60,548,651	-	-	-
Share of loss in equity method investments	(2,937,131)	(4,292,887)	(2,847,260)	(408,983)
Net loss	(112,092,907)	(239,284,796)	(196,168,740)	(28,177,876)

Net gain (loss) attributable to noncontrolling interest	3,955,640	(16,332,968)	(13,517,983)	(1,941,737)
Net gain (loss) attributable to redeemable noncontrolling interest	2,117,303	(5,858,902)	(4,855,589)	(697,462)
Net loss attributable to The9 Limited	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,677)
Change in redemption value of redeemable noncontrolling interest	(57,126,233)	(40,918,773)	(12,827,598)	(1,842,569)
Net loss attributable to holders of ordinary shares	(175,292,083)	(258,011,699)	(190,622,766)	(27,381,246)

Other comprehensive loss, net of tax:
Currency translation adjustments	(9,525,761)	(1,314,265)	(793,531)	(113,984)
Total comprehensive loss	(121,618,668)	(240,599,061)	(196,962,271)	(28,291,860)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (Continued)

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive gain (loss) attributable to:
Noncontrolling interest	13,457,650	(24,888,425)	(19,738,118)	(2,835,203)
Redeemable noncontrolling interest	2,117,303	(5,858,902)	(4,855,589)	(697,462)
The9 Limited	(137,193,621)	(209,851,734)	(172,368,564)	(24,759,195)

Net loss attributable to holders of ordinary shares per share:
- Basic and diluted	(5.24)	(4.15)	(1.79)	(0.26)

Weighted average number of shares outstanding:
- Basic and diluted	33,426,448	62,114,760	106,407,008	106,407,008

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	4,256,449	10,113,141	1,452,662
Accounts receivable, net of allowance for doubtful accounts of RMB1,149,864 and RMB1,319,331 as of December 31, 2018 and 2019, respectively	592,897	110,437	15,863
Advances to suppliers	15,808,042	11,246,608	1,615,474
Prepayments and other current assets, net of allowance for doubtful accounts of RMB 20,770,928 and RMB 5,343,427 as of December 31, 2018 and 2019, respectively	6,148,787	8,848,534	1,271,012
Amounts due from related parties	6,207,846	758,761	108,989
Assets classified as held-for-sale	-	123,390,350	17,723,915
Total current assets	33,014,021	154,467,831	22,187,915

Investments	45,216,118	10,000,000	1,436,410
Property, equipment and software, net	17,352,445	1,218,521	175,030
Land use rights, net	62,589,656	-	-
Operating lease right-of-use assets	-	9,257,604	1,329,772
Other long-lived assets, net	6,515,200	6,515,200	935,850

TOTAL ASSETS	164,687,440	181,459,156	26,064,977

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019)	112,461,383	117,526,089	16,881,566
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB5,920,126 and RMB5,640,424 as of December 31, 2018 and 2019, respectively)	38,035,661	38,232,425	5,491,744
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB1,398,996 and RMB1,391,227 as of December 31, 2018 and 2019, respectively)	2,949,082	1,203,644	173,893
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB23,976,676 and RMB64,335,073 as of December 31, 2018 and 2019, respectively)	39,631,950	39,527,778	5,677,810
Other advances (including other advances of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019)	-	56,276,200	8,083,570
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB62,268,751 and RMB59,306,848 as of December 31, 2018 and 2019, respectively)	71,849,633	74,379,529	10,683,951
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019, respectively)	159,125	-	-
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2018 and 2019)	169,998,682	169,998,682	24,418,783
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019)	1,490,844	198,600	28,527
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019)	375,257,140	414,127,908	59,485,752
Interest payable (including interest payable of consolidated VIEs without recourse to the Group of nil as of both December 31, 2018 and 2019)	15,298,961	5,371,931	771,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB67,862,435 and RMB71,176,256 as of December 31, 2018 and 2019, respectively)	81,291,306	93,140,843	13,378,845
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of RMB34,227 as of December 31, 2019)	-	3,407,670	489,481
Liabilities directly associated with assets held-for-sale	-	44,691,296	6,419,503

Total current liabilities	908,423,767	1,058,082,595	151,984,055

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019 (Continued)

Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of RMB18,287 as of December 31, 2019)	-	6,251,705	898,001
TOTAL LIABILITIES	908,423,767	1,064,334,300	152,882,056

Commitments and contingencies (Note 30)

Redeemable noncontrolling interest (Note 28)	341,074,539	349,046,548	50,137,400

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares (US$0.01 par value; 350,000,000 shares authorized, 91,315,465 and nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)	6,502,658	-	-
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, nil and 103,737,691 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	7,321,099	1,051,610
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, nil and 9,192,011 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	648,709	93,181
Additional paid-in capital	2,496,069,065	2,539,552,478	364,783,889
Statutory reserves	28,071,982	28,071,982	4,032,288
Accumulated other comprehensive loss	(9,204,556)	(3,777,952)	(542,669)
Accumulated deficit	(3,233,061,063)	(3,410,856,231)	(489,938,842)
The9 Limited shareholders’ deficit	(711,621,914)	(839,039,915)	(120,520,543)
Noncontrolling interest	(373,188,952)	(392,881,777)	(56,433,936)

Total shareholders’ deficit	(1,084,810,866)	(1,231,921,692)	(176,954,479)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	164,687,440	181,459,156	26,064,977

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2017
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	23,915,501	1,931,642	2,525,599,832	28,071,982	2,582,023	(2,897,802,287)	(339,616,808)	(362,437,649)	(702,054,457)
Net loss	-	-	-	-	-	(118,165,850)	(118,165,850)	3,955,640	(114,210,210)
Currency translation adjustments	-	-	-	-	(19,027,771)	-	(19,027,771)	9,502,010	(9,525,761)
Disposal of Yunmei Partnership	-	-	-	-	-	-	-	117,983	117,983
Contributions from noncontrolling interest	-	-	-	-	-	-	-	20,000,000	20,000,000
Exercise of options	6,328,535	425,483	(425,483)	-	-	-	-	-	-
Share-based compensation	-	-	37,727,861	-	-	-	37,727,861	301,852	38,029,713
Change in redemption value of redeemable noncontrolling interest	-	-	(57,126,233)	-	-	-	(57,126,233)	-	(57,126,233)
Change in equity interest attributable to noncontrolling interest	-	-	(7,060)	-	-	-	(7,060)	7,060	-
Issuance of shares	14,300,000	971,727	21,446,398	-	-	-	22,418,125	-	22,418,125
Balance as of December 31, 2017	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2018 (Continued)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)
Net loss	-	-	-	-	-	(217,092,926)	(217,092,926)	(16,332,968)	(233,425,894)
Currency translation adjustments	-	-	-	-	7,241,192	-	7,241,192	(8,555,457)	(1,314,265)
Derecognition of noncontrolling interests	-	-	-	-	-	-	-	(20,000,000)	(20,000,000)
Share-based compensation	-	-	3,645,751	-	-	-	3,645,751	252,577	3,898,328
Change in redemption value of redeemable noncontrolling interest	-	-	(40,918,773)	-	-	-	(40,918,773)	-	(40,918,773)
Issuance of shares	46,771,429	3,173,806	6,126,772	-	-	-	9,300,578	-	9,300,578
Balance as of December 31, 2018	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1,084,810,866)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2019 (Continued)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (income) loss	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholder equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1,2019	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1,084,810,866)
Net loss	-	-	-	-	-	(177,795,168)	(177,795,168)	(13,517,983)	(191,313,151)
Currency translation adjustments	-	-	-	-	5,426,604	-	5,426,604	(6,220,135)	(793,531)
Share-based compensation	6,169,355	425,593	21,279,647	-	-	-	21,705,240	45,293	21,750,533
Change in redemption value of redeemable noncontrolling interest	-	-	(12,827,598)	-	-	-	(12,827,598)	-	(12,827,598)
Issuance of shares	15,444,882	1,041,557	35,031,364		-	-	36,072,921	-	36,072,921
Balance as of December 31, 2019	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)
Balance as of December 31, 2019(US$ except share data, Note 3)	112,929,702	1,144,791	364,783,889	4,032,288	(542,669)	(489,938,842)	(120,520,543)	(56,433,936)	(176,954,479)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(112,092,907)	(239,284,796)	(196,168,740)	(28,177,876)
Adjustments for:
Loss (gain) on disposal of property, equipment and software	18,460	(183,767)	(2,153,158)	(309,282)
Gain on disposal of subsidiaries	-	(10,473,159)	(1,206,925)	(173,364)
Gain on disposal of other investments	-	-	(13,430,588)	(1,929,183)
Share-based compensation expenses	38,029,713	3,898,328	21,750,533	3,124,269
Impairment on equity investments	-	1,386,174	4,666,128	670,247
Impairment on other investments and available-for-sale investments	9,109,312	7,776,157	3,791,039	544,549
Impairment on other long-lived assets	-	-	34,881,000	5,010,342
Provision for doubtful accounts receivable	47,948	109,939	169,416	24,335
Impairment on advances to suppliers	-	7,765,482	-	-
Impairment on other advances	-	-	5,980,787	859,086
Provision for doubtful other receivables	-	21,042,700	-	-
Consulting fee paid by issuance of shares	13,454,692	4,172,800	35,091,686	5,040,605
Depreciation and amortization of property, equipment and software	5,299,059	3,650,261	2,778,778	399,146
Amortization of land use right	1,920,910	1,920,910	1,440,682	206,941
Recovery of equity investment in excess of cost	(60,548,651)	-	-	-
Share of loss in equity method investments	2,937,131	4,292,887	2,847,260	408,983
Gain on disposal of investment in equity investee and available-for-sales investment	(115,349)	-	(694,628)	(99,777)
Foreign currency exchange (gain) loss	(19,206,747)	20,331,430	5,474,002	786,291
Fair value change on warrant liability	(12,615,466)	(2,251,427)	(1,292,244)	(185,619)
Amortization of discount and interest on convertible notes	76,990,826	98,308,205	33,154,191	4,762,302
Non-cash lease expense	-	-	409,048	58,756
Changes in operating assets and liabilities:
Change in accounts receivable	5,742,365	1,904,732	313,044	44,966
Change in advances to suppliers	2,462,761	(1,400,665)	(1,419,353)	(203,877)
Change in prepayments and other current assets	3,169,076	(20,575,190)	(6,628,897)	(952,181)
Change in right-of-use assets	-	-	(9,666,652)	(1,388,528)
Change in other long-lived assets	-	6,220	-	-
Change in accounts payable	2,073,797	905,990	246,764	35,445
Change in amounts due to related parties	(53,060,754)	(1,628,877)	3,144,106	451,623
Change in other taxes payable	1,430,998	1,234,090	(491,112)	(70,544)
Change in advances from customers	21,137,125	(2,336,252)	(15,887)	(2,282)
Change in deferred revenue	(10,345,604)	(5,417,144)	(159,125)	(22,857)
Change in interest payable	5,452,770	6,053,191	1,457,811	209,401
Change in accrued expenses and other current liabilities	(7,943,127)	(2,408,745)	11,896,337	1,708,802
Change in lease liabilities	-	-	9,659,375	1,387,482

Net cash used in operating activities	(86,651,662)	(101,200,526)	(54,175,322)	(7,781,799)

Cash flows from investing activities
Proceeds from disposal of other investment	1,158,040	-	37,026,498	5,318,524
Proceeds from disposal of equity investee and available-for-sale investment	115,349	-	694,628	99,777
Purchase of other investments	(4,000,000)	(5,300,000)	-	-
Deposit for joint venture arrangement	-	-	(34,881,000)	(5,010,342)
Advances to subscribe tokens (Note 5)	-	(14,070,581)	-	-
Disbursement for loans receivable from a related party	(4,000,000)	(600,000)	-	-
Collection of loans receivable from related party	3,000,000	-	-	-
Proceeds from disposal of property, equipment and software	292,074	81,848	2,648,259	380,399
Proceeds from disposal of assets and liabilities classified as held-for-sale (Note 7)	-	2,800,000	49,300,000	7,081,502
Proceeds from tokens transferred (Note 5)	-	-	6,887,915	989,387
Settlement payment from investee	165,812,500	-	-	-
Purchase of property, equipment and software	(454,560)	(226,717)	(796,921)	(114,470)

Net cash provided by (used in) investing activities	161,923,403	(17,315,450)	60,879,379	8,744,777

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (Continued)

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from financing activities:
Repayments of bank borrowings	(25,528,388)	-	-	-
Loans from a related party	73,930,427	11,030,602	16,065,376	2,307,647
Repayment of loans from a related party	(23,950,421)	(29,127,540)	(10,023,576)	(1,439,797)
Proceeds from other loans	19,881,900	-	34,881,000	5,010,342
Repayments of other loans	(20,260,085)	(260,073)	-	-
Contribution from noncontrolling interest	20,000,000	-	-	-

Net cash provided by (used in) financing activities	44,073,433	(18,357,011)	40,922,800	5,878,192

Effect of foreign exchange rate changes on cash and cash equivalents	4,527,918	(1,494,584)	1,257,310	180,601
Cash reclassified as held for sale	(20,127,148)	-	(43,027,475)	(6,180,510)

Net change in cash and cash equivalents	103,745,944	(138,367,571)	5,856,692	841,261
Cash and cash equivalents, beginning of year	38,878,076	142,624,020	4,256,449	611,401

Cash and cash equivalents, end of year	142,624,020	4,256,449	10,113,141	1,452,662

Supplemental disclosure of cash flow information:

Interest paid	892,159	260,073	-	-
Income taxes paid	-	-	-	-

Non-cash investing and financing activities

Receivable related to the disposition of a subsidiary	1,600,000	-	-	-
Shares issued for equity investments and other investments	-	3,091,986	236,667	33,995
Cash paid for amounts included in the measurement of operating lease liabilities	-	-	1,271,769	182,678

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (“the Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”), collectively referred to as the “Group”.

The Group is principally engaged in the development and operation of online games and internet related businesses. In 2019, the Group attempted enter into electric vehicle industry and now aims to become a diversified high-tech Internet company.

The Company’s principal subsidiaries and VIEs are as follows as of December 31, 2019:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January-2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October-2003	Hong Kong	100%
China The9 Interactive (Shanghai) Limited (“C9I Shanghai”)	February-2005	People’s Republic of China (“PRC”)	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March-2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November-2007	Hong Kong	100%
Asian Development Ltd. (“Asian Development”)	January-2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November-2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January-2008	Hong Kong	100%
Red 5 Studios, Inc. (“Red 5”) (Note 2.2)	June-2005	USA	34.71%
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”) (Note 2.2)	April-2010	Singapore	34.71%
The9 Interactive, Inc. (“The9 Interactive”)	June-2010	USA	100%
Shanghai Jiu Gang Electronic technology Ltd. (“Jiu Gang”)	December-2014	PRC	100%
City Channel Ltd. (“City Channel”)	June-2006	Hong Kong	100%

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April-2010	Singapore	100%
Fast Supreme Development Limited (“Fast Supreme”)	July-2017	Hong Kong	99.99%
Ninebit Inc. (“Ninebit”)	January -2018	Cayman Islands	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December-2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	Jan-2019	Malta	90%
Coin Exchange Ltd (“Coin”)	Jan-2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
Comtec Solar (China) Investment Holding Limited (“Comtec Solar”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited (“FF The9”)	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) (Note 4)	September-2000	PRC	N/A

Subsidiaries and VIEs of Shanghai IT:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May-2015	PRC	60%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June-2016	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	July-2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November-2007	Hong Kong	100%
The9 Computer Technology Consulting (Shanghai) Co., Ltd. (“The9 Computer”)	June-2000	PRC	100%
Shanghai Kaie Information Technology Co., Ltd. (“Shanghai Kaie”)	January -2019	PRC	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has accumulated deficit of approximately RMB3,410.9 million (US$489.9 million) and total current liabilities exceeded total assets by approximately RMB876.6 million (US$125.9 million) as of December 31, 2019. The Group also suffered a net loss of approximately RMB196.2 million (US$28.2 million) for the year ended December 31, 2019. The Group expects to continue to incur product development and sales and marketing expenses for licensed and proprietary new games in order to achieve overall revenue growth.

To meet its working capital needs, the Group is considering multiple alternatives, including, but not limited to, additional equity financing, settlement of secured convertible notes, launch of new games and new operations, and cost controls as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity, or cease operations.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset or liability amounts that might result from the outcome of this uncertainty.

Additional Equity Financing

The Group intends to obtain financial support from Mr. Jun Zhu, CEO and Chairman of the Group, if needed in 2020.

Settlement of Secured Convertible Notes (see Note 19)

On November 24, 2015, the Group entered into an agreement with Splendid Days Limited for a private placement of secured convertible notes for gross proceeds of US$40,050,000. This transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes matured in December 2018, subject to a two-year extension at the discretion of the investor. In March 2019, the Group entered into a deed of settlement agreement relating to the settlement of convertible notes which matured in December 2018, pursuant to which the convertible notes should be repaid by May 31, 2019 through the proceeds from the sale of the Group’s subsidiaries that hold office buildings located at Zhangjiang, Shanghai. In November 2019, Splendid Days Limited agreed to extend the repayment date to December 31, 2019 as disposal of those Group subsidiaries was still in process. Subsequent to December 31, 2019, the Group completed disposal of those Group subsidiaries, has repaid the principal and interest due on the entrusted bank loan and has repaid US$4.8 million to the issuer of convertible notes. The Group plans to use proceeds from the above sale to settle remaining outstanding balance of convertible notes amounting to US$55.5 million.

Launch of New Games and New Operations

The Group plans to launch our proprietary online mobile games on different platforms, including the CrossFire New Mobile Game and Audition. In November 2017, the Group entered into an exclusive publishing agreement with two third-party companies, pursuant to which these third-party companies were granted an exclusive right to publish CrossFire New Mobile Game and Audition in the PRC. The Group has invested significant financial and personnel resources in development of our proprietary CrossFire New Mobile Game and the Group expects to obtain regulatory approval to launch this game in 2020.

In February 2018, the Group subscribed for a total of 5,297,157 tokens to be issued by Telegram Inc. at a consideration of US$2.0 million with a third-party company and the tokens were expected to be issued in 2019. In October 2019, Telegram notified participants of the tokens offering that the U.S. Securities and Exchange Commission (“SEC”) filed a lawsuit against them in United States and that the expected launch date has been extended to April 2020. As of December 31, 2019, the Group has provided a valuation allowance on these subscribed tokens. As of the issuance date of these consolidated financial statements, these subscribed tokens have not been issued. Telegram may further extend the launch date or may enter into a termination arrangement depending on the development of the future events.

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”), and subsequently attempted to enter into electric vehicle business. The Group has established a joint venture with F&F to manufacture, market, distribute and sell certain of F&F’s car models in the PRC. As of December 31, 2019, the Group has not entered into a license agreement with F&F and has not fulfilled its first installment capital commitment to the development of the joint venture. While the joint venture arrangement remains effective, the Group is currently in the process of identifying alternative business development areas.

Cost Controls

Currently, a significant portion of our cash outflows is attributable to administrative expenses. The Group has the ability to control the level of discretionary spending on administrative expenses by implementation of cost savings on non-essential expenses from the day-to-day business operations.

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

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5 (see Note 9). After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and only a majority vote is required to approve Board of Director resolutions, and as the Group has continuously funded the operation of Red 5, the Group still retained effective control over Red 5. Red 5 remained as a consolidated entity of the Group as of December 31, 2019.

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

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of VIEs, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, Red 5, The9 Interactive, and Red 5 Singapore, is the RMB. The functional currency of Red 5, The9 Interactive, and Red 5 Singapore, is the United States dollar (“US$” or “U.S. dollar”), U.S. dollar, and Singapore dollar, respectively. Assets and liabilities of Red 5, The9 Interactive, and Red 5 Singapore, are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2018 and 2019, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2018 and 2019 are amounts denominated in U.S. dollar totaling US$0.08 million and US$0.35 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB3.6 million and RMB7.6 million (US$1.1 million) as of December 31, 2018 and 2019, respectively.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided an allowance for doubtful accounts of RMB0.05 million, RMB21.2 million and RMB0.2 million (US$0.01 million) for the years ended December 2017, 2018 and 2019, respectively.

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

In September 2019, the Group entered into an agreement with Kapler Pte. Ltd., a third-party, to sell three subsidiaries which hold land use rights and office buildings located at Zhangjiang, Shanghai. As of December 31, 2019, the transaction was in process and the Group has presented both the land use rights and office buildings as assets held-for-sale (see Note 7).

<10> Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s business acquisitions. Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. In 2010, the Group recognized goodwill of US$1.6 million in connection with the acquisition of Red 5 and provided a full valuation allowance against that goodwill in 2016. Subsequently, the Group has not recognized additional goodwill.

<11> Assets held for sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Long-lived assets to be sold are classified as held for sale if all the recognition criteria in Accounting Standards Codification (“ASC”) 360-10-45-9 are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset;
•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;
•	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;
•	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;
•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets and liabilities classified as held-for-sale are measured at lower of their carrying amount or fair value less costs to sell.

<12> Intangible assets, net

Intangible assets consist primarily of acquired game licenses and acquired game development costs from business combinations.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of acquired game licenses commences upon monetization of the related online game. In September 2011, the Group paid US$10.0 million and guaranteed an additional payment of US$12.7 million due within four years to the third-party game publisher to acquire game licenses. In addition, the Group is subject to additional contingent payments to be calculated based on certain percentages of the proceeds received from future game licensing and royalties, if any. The total consideration paid, including the US$10.0 million and the guaranteed amount of US$12.7 million, was recorded as an acquired game license. The contingent payments will be recorded as cost of services when incurred. The remaining payable related to this game license fee was US$3.1 million as of both December 31, 2018 and 2019. The acquired game licenses were fully amortized or impaired in 2016.

The Group recognizes intangible assets acquired through business acquisitions as assets separate from goodwill. Acquired in-process research and development costs are initially considered an indefinite-lived asset. Upon completion of the research and development efforts, these costs are recorded as acquired game development costs and are amortized on a straight-line basis over the estimated useful economic life of the relevant online game. Amortization of acquired game development cost commences upon monetization of the related online game. The acquired game development cost was fully amortized or impaired in 2016.

<13> Land use rights, net

Land use rights represents operating lease prepayments to the PRC’s Land Bureau for usage of the parcel of land located at Zhangjiang, Shanghai. Amortization is calculated using the straight-line method over the estimated land use rights period of 44 years.

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. As of December 31, 2019, the transaction was in process and the Group has presented both the land use right and office buildings as assets held-for sale (see Note 7).

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

Revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration of the Group expects to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time.

Online game services

The Group earns revenue from provision of online game operation services to players on the Group’s game servers and third-party platforms and overseas licensing of the online game to other operators. The Group grants operation right on authorized games, together with associated services which are rendered to the customers over time. The Group adopts virtual item / service consumption model for the online game services. Players can access certain games free of charge, but many purchase game points to acquire in-game premium features. The Group may act as principal or agent through the various transaction arrangements.

The determination on whether to record the revenue gross or net is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product or service specifications. The assessment is performed for all licensed online games.

When acting as principal

Revenues from online game operation operated through telecom carriers and certain online games operators are recognized upon consumption of the in-game premium features based on gross revenue sharing-payments to third-party operators, but net of value-added tax (“VAT”). The Group earns revenue from the sale of in-game virtual items. Revenues are recognized as the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that players are active and players’ behavior patterns derived from operating data. Accordingly, commission fees paid to third-party operators are recorded as cost of revenues.

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

Licensing revenue

The Group licenses its online games, most of which are developed in house, to third parties. The Group receives monthly revenue-based royalty payments from the third-party licensee operators. Monthly revenue-based royalty payments are recognized when the relevant services are delivered, provided that collectability is reasonably assured. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services. The Group receives additional up-front license fees from certain third-party licensee operators who are entitled to an exclusive right to access the games where initial license fee is allocated solely on the license. License fees are recognized as revenue evenly throughout the license period after commencement of the game, given that the Group’s intellectual property rights subject to the license are considered to be symbolic and the licensee has the right to access such intellectual property rights as they exist over time when the license is granted.

Technical services

Technical services are blockchain-related consulting services where the Group is to provide designing, programming, drafting of white papers, and related services to customers. These revenues are recognized when delivery of the services has occurred or when services have been rendered and the collection of the related fees is reasonably assured.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, where the Group has satisfied its performance obligations and has the unconditional right to payment.

Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of fees received from game players for online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Of the deferred revenue balance at the beginning of the period, revenue of RMB5.4 million and RMB0.2 million (US$0.02 million) was recognized during the years ended December 31, 2018 and 2019, respectively.

<16> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<17> Convertible notes and warrants

Convertible Notes and Beneficial Conversion Feature (“BCF”)

The Group issued convertible notes and warrants in December 2015. The Group has evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on the Group’s evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as the conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion per the terms of the convertible notes agreement is below market value. In these instances, the value of the BCF is determined as the intrinsic value of the conversion feature is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceeds is allocated to the warrant based on the fair value of the warrants at the date of issuance. The allocated fair value for the warrants and the value of the BCF are both recorded in the consolidated financial statements as a debt discount from the face amount of the notes, which is then accreted to interest expense over the life of the related debt using the effective interest method.

The Group present the occurred debt issuance costs as a direct deduction from the convertible notes. Amortization of the costs is reported as interest expense.

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

<18> Cost of revenues

Cost of revenues consists primarily of online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

<19> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2017, 2018 and 2019, although software products has reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility amounted to be immaterial and therefore not capitalized.

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

Product development costs consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

<20> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB0.9 million, RMB0.3 million and RMB0.2 million (US$0.04 million) for the years ended December 31, 2017, 2018 and 2019, respectively, were expensed as incurred.

<21> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB2.3 million, RMB1.6 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2017, 2018 and 2019, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

<22> Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, the Group adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

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

On June 6, 2017, the Board of Directors of the Group approved cancellation of a portion of the options and accelerated vesting of the remaining options in addition to the repricing of the exercise price which was US$0.00. Pursuant to the option agreement entered with the optionees, options totaling 6,328,535 were exercised and options totaling 10,806,665 were canceled. An independent appraiser engaged by the Group prepared a valuation report assessing the fair value of the options. The cancellation and acceleration of the options were considered as an option modification. Subject to ASC 718-20-35, the remaining unrecognized compensation cost of unvested stock option measured at grant date shall be recognized at the date of modification. The incremental compensation cost which is the excess of the fair value of the replacement award over the fair value of the canceled award was recognized at the date of cancelation.

<23> Leases

The Group applied ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to recast comparative periods. Right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Company uses the PBOC’s incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease expense is immaterial to its consolidated statements of operations, comprehensive loss, and cash flows. The Group has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

On January 1, 2019, the effective date of ASC 842, the Group has no lease assets and lease liabilities to be recognized as the Group has no lease contracts that require transition. There was no impact to retained earnings at adoption.

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

<27> Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method and are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

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

<29> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<30> Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

<31> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts receivable, accounts payable, short-term borrowings, warrants and convertible notes. The carrying value of the Group’s cash and cash equivalents, investments, accounts receivable, accounts payable and short-term borrowings approximate their market values due to the short-term nature of these instruments. Warrants are recorded in the consolidated balance sheets based on fair value. Both carrying value and fair value of convertible notes as of December 31, 2019 were RMB414.1 million (US$59.5 million).

<32> Recent accounting pronouncements

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (“ASU 2016-13”). Further, as clarification of the new guidance, the FASB issued several subsequent amendments and updates to ASU 2016-13. ASU 2016-13 replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company will adopt ASU 2016-13 beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group’s adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Group’s adoption of ASU 2018-13 did not have a material impact to the consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group is currently evaluating the impact of ASU 2019-12 on its financial position, results of operations, and cash flow .

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, Red 5, The9 Interactive and Red 5 Singapore, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.9618, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2019. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIEs, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and its VIE subsidiaries

There are certain key contractual arrangements between the Group’s subsidiary, Huiling (wholly-owned foreign enterprise, the “WOFE”) and each of the VIEs that provide the Group with control over the VIEs. As a result of these contracts, the Group concluded that it is required to consolidate the VIEs pursuant to the guidance in ASC 810.

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

In determining that the Group has “the power to direct the activities of the VIE that most significantly impact the VIEs’ economic performance”, the Group looked to the specific provisions of the call option agreement and shareholder voting proxy agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIEs, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIEs are embodied firstly in the equity pledge agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the exclusive technical service agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIEs on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary Huiling, has (1) the power to direct the activities of the VIEs that most significantly affect the VIE’s economic performance, and (2) the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Group has been deemed to be the primary beneficiary of the VIEs and has consolidated the VIEs since the date of execution of such agreements.

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

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses to operate online games in the PRC. The9 Limited is incorporated in the Cayman Islands and is considered a foreign entity under PRC laws. Due to restrictions on foreign ownership of companies that provide online games, the Group has entered into contractual arrangements with Shanghai IT to conduct its online games business through its VIEs in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business in China. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, The9 Limited in substance controls Shanghai IT. The Group believes that its current ownership structures and contractual arrangements with Shanghai IT and its equity owners, as well as its operations, are in compliance with all existing PRC laws and regulations. There may, however, be changes and other developments in the PRC laws and regulations or their interpretation. Specifically, following the recent promulgation of the GAPPRFT Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way for foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly.

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

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Total assets	80,531,978	150,615,709	21,634,593
Total liabilities	335,980,249	423,900,573	60,889,508

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	19,995,118	16,567,372	182,119	26,160
Net loss	(71,839,112)	(49,024,050)	(51,667,515)	(7,421,574)

The VIEs contributed an aggregate of 27.3%, 95.0% % and 53.3% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of the fiscal years ended December 31, 2018 and 2019, the VIEs accounted for an aggregate of 48.9% and 83.0%, respectively, of the consolidated total assets, and 37.0% and 39.8%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 27 for disclosure of restricted net assets.

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Advance to subscribe tokens	14,070,581	10,094,972	1,450,052
Company registration fee	1,383,962	794,692	114,150
Advertising fee	255,259	255,259	36,666
Financing fee	-	-	-
Other	98,240	101,685	14,606
	15,808,042	11,246,608	1,615,474

The Group has obtained financing for the early phase development of CrossFire New Mobile Game from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2019, the Group had paid RMB7.5 million (US$1.1 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million (US$22.6 million). According to the agreement, the Group paid the total financing fee of RMB7.5 million (US$1.1 million) upon receipt of the first payment in October 2016 (see Note 17). Due to unforeseen circumstances, the Group is not planning to finance the remaining RMB100.0 million (US$14.4 million) and due to non-recovery of the advance financing fee, the Group has fully impaired the advance financing fee in 2018.

On February 6, 2018, the Group entered into an agreement with a third-party company to subscribe to a total of 5,297,157 tokens for digital assets at a consideration of RMB14.1 million (US$2.0 million). The issuer was expected to issue the tokens in April 2020 or to further extend the launch date or enter into a termination arrangement depending on the development of the events. In July 2019, the Group received an advance of RMB7.0 million (US$1.0 million) from a third-party to transfer approximately 2,222,222 tokens to this third-party. This advanced amount has been presented as other advances as of December 31, 2019 on the consolidated balance sheets.

Due to unexpected events to the development for issuance of tokens by the issuer, the Group has performed an impairment assessment to consider on the recoverable amount. The Group has provided an impairment loss of nil and RMB6.0 million (US$0.9 million) for the years ended December 31, 2018 and 2019, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Employee advances	2,158,987	1,648,197	236,749
Prepayments and deposits	693,111	1,488,463	213,804
Input VAT recoverable	1,448,075	1,441,700	207,087
Refundable withholding tax	-	1,297,016	186,305
Other receivables, net of allowance for doubtful accounts of RMB 20,770,928 and RMB 5,343,427 as of December 31, 2018 and 2019, respectively	1,848,614	2,973,158	427,067
	6,148,787	8,848,534	1,271,012

7. ASSETS HELD-FOR-SALE AND LIABILITIES HELD-FOR-SALE

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries, namely The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$70.8 million). These subsidiaries hold land use rights and office buildings located at Zhangjiang, Shanghai. Proceeds from the disposal will be used to repay both the outstanding entrusted bank loan and convertible notes, with the residual to be used as working capital for the Group’s operations.

As of December 31, 2019, Shanghai IT had received an advance of RMB49.3 million, which is 10% of total consideration and accounted under other advances on the consolidated balance sheets. The sale of the subsidiaries was subsequently completed on February 21, 2020. As of the issuance date of these consolidated financial statements, the Group had collected 90% of proceeds from Kapler Pte. Ltd. and the remaining 10% of proceeds is expected to be received in May 2020. As of the issuance date of these consolidated financial statements, the Group has repaid the principal and interest due on the entrusted bank loan and has repaid US$4.8 million to the issuer of convertible notes. The Group plans to use proceeds from the above sale to settle the remaining outstanding balance of convertible notes amounting to US$55.5 million.

	December 31, 2019	December 31, 2019
	RMB	US$ (Note 3)
Assets classified as held-for-sale
Cash and cash equivalents	43,027,475	6,180,510
Prepayments and other current assets	5,162,857	741,598
Property, equipment and software, net	14,051,044	2,018,306
Land use rights, net	61,148,974	8,783,501
Total assets classified as held-for-sale	123,390,350	17,723,915

Liabilities directly associated with assets held-for-sale
Accounts payable	50,000	7,182
Other taxes payable	1,585,095	227,685
Other payables and accruals	46,800	6,722
Interest payable	11,384,841	1,635,330
Long-term borrowing due within one year	31,624,560	4,542,584
Total liabilities directly associated with assets held-for-sale	44,691,296	6,419,503

8. INVESTMENTS

The Group’s investments comprise the following:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$ ( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	-	-	-
System Link Corporation Limited (“System Link”) <1>	-	-	-
Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”) <2>	6,146,104	-	-
Maxline Holdings Limited (“Maxline”) <6>	1,367,285	-	-
Leading Choice Holdings Limited (“Leading Choice”) <7>	-	-	-

Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”)	10,000,000	10,000,000	1,436,410
T3 Entertainment Co., Ltd. (“T3”) <3>	24,892,921	-	-
Smartposting Co, Ltd. (“Smartposting”) <4>	2,809,808	-	-
Beijing Ti Knight Network Technology Co., Ltd. (“Beijing Ti Knight”) <5>	-	-	-
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”) <8>	-	-	-
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <9>	-	-	-
Plutux Limited (“Plutux”) <10>	-	-	-
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”) <11>	-	-	-
Total	45,216,118	10,000,000	1,436,410

<1> System Link

In August 2015, System Link entered into an agreement with Smilegate Entertainment, Inc. (“Smilegate”) to form a joint venture company, Oriental Shiny Star Limited (“Oriental Shiny”), for the operation of the CrossFire 2 game. In the event of a successful commercial launch of CrossFire 2, Smilegate would receive a 30% equity share of Oriental Shiny.

In November 2015, Oriental Shiny entered into a license and distribution agreement with Smilegate for publishing and operating CrossFire 2 on an exclusive basis for a five-year term in the PRC (the “License Agreement”). In consideration for the exclusive license, Oriental Shiny made an upfront payment of US$50.0 million and was to make additional payments totaling US$450.0 million based on certain development and operation milestones of CrossFire 2. The payment of license fees was guaranteed by the Group and Qihoo 360 Technology Co., Ltd. (“Qihoo 360”) proportional to their equity interest in System Link.

In October 2017, Oriental Shiny and Smilegate agreed to terminate the License Agreement. In November 2017, Smilegate made a settlement payment of US$25.0 million to both the Group and Qihoo 360, total of US$50.0 million. A settlement agreement was signed among the Group, Qihoo 360 and Smilegate whereby subsequent to the payment of US$50.0 million, the joint venture agreement signed among Oriental Shiny and Smilegate was terminated. During 2017, the Group offset its 2017 share of losses in System Link against the US$25.0 million recovery and reduced its investment in System Link to nil, with the remaining portion of the recovery, RMB60.5 million (US$8.7 million), recorded as gain as the Group then had no future funding obligation to System Link or Oriental Shiny.

As of December 31, 2018, System Link met the criteria as a significant subsidiary in accordance with Rule 3-09 of SEC Regulation S-X but the Group has applied for and received a waiver from the SEC dated June 13, 2019 to not provide separate financial statements of System Link for the fiscal year ended December 31, 2018 and any other filings that would require such separate financial statements for the three years ended December 31, 2018.

<2> Big Data

Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”) was previously a subsidiary of the Company. In 2015, the Company granted 33.3% equity interest of Jiucheng Advertisement to two of its employees as share-based compensation and share exchange transaction with Fei Fan Information Technology Co., Ltd. (“Fei Fan”), whereby Jiucheng Advertisement acquired 100% equity interest in Fei Fan in exchange of 30% equity interest in Jiucheng Advertisement. Upon completion of the exchange, the Group’s equity interest in Jiucheng Advertisement was diluted to 46.7%. In November 2015, the Group’s equity interest in Jiucheng Advertisement was further diluted to 42.0% as a result of capital injection by other shareholders. In August 2016, Jiucheng Advertisement raised capital from the Group and a third-party, and as a result, the Group’s equity interest in Jiucheng Advertisement became 43.7%. In October 2016, the Group’s equity interest in Jiucheng Advertisement further increased to 44.5% after the execution of certain terms under the investment agreements among certain investors of Jiucheng Advertisement.

In December 2016, the Group entered into an agreement with third-party investors of Jiucheng Advertisement. According to the agreement, the Group would repurchase an additional 19.11% equity interest in Jiucheng Advertisement for RMB18.3 million (US$2.6 million) from those third-party investors if Jiucheng Advertisement is not listed on the PRC’s National Equities Exchange and Quotations (“NEEQ”), commonly known as the New Third Board, before December 31, 2017. In March 2017, Jiucheng Advertisement was renamed as Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”). In September 2017, Big Data listed its shares on NEEQ. As Big Data has listed its shares on NEEQ and has fulfilled its obligation, the Group was relieved of its obligation to repurchase 19.11% equity interest in Big Data from those third-party investors. After the listing, the Group holds a 44.46% equity interest in Big Data. In 2019, there was no change in the equity interest of Big Data and the Group has recorded share of loss on Big Data amounting to RMB2.8 million (US$0.4 million) was recognized.

In 2019, due to weaker than expected operating performance, the investment in Big Data was fully impaired and an impairment loss of RMB3.4 million (US$0.5 million) was recorded for the year ended December 31, 2019.

<3> T3

In April 2008, the Group, through China Crown Technology, acquired 3,031,232 preferred shares issued by G10 Incorporation (“G10”), an established Korean online game developer and operator, which accounted for less than 20% of the equity interest in G10 and accounted the investment under cost method. In December 2011, pursuant to the agreement between the shareholders of G10 and T3, a wholly-owned subsidiary of G10, G10 was spun off and the shareholders of G10 became shareholders of T3 at the same shareholding percentages. In February 2012, the changes in shareholding structures of G10 and T3 was completed and the Group owned 32,290 ordinary shares of T3, which reflects the same percentage of equity the Group owned in G10 on as an converted basis.

In July 2019, China Crown Technology disposed all of its ordinary shares in T3 to third-parties for a total consideration of KRW6,092.8 million, approximately US$5.2 million, and recorded a gain on disposal of RMB10.4 million (US$1.5 million).

<4> Smartposting

In June 2017, the Group completed a share exchange transaction with IE Limited (“IE”), which was a listed company on Korean Securities Dealers Automated Quotations of Korea Exchange (“KOSDAQ”) for issuance and sale of 12,500,000 ordinary shares of the Company with a 10-year lock-up period. In exchange, IE transferred 14.55% equity interest in Smartposting, a wholly-owned subsidiary of IE. The fair value of 14.55% equity interest in Smartposting was considered to be the value of the assets surrendered to the Group in this non-monetary exchange transaction. Due to weaker than expected operating performance of Smartposting, the Group recorded an impairment of RMB5.1 million, RMB1.1million and RMB2.8 million (US$0.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

<5> Beijing Ti Knight

In June 2017, the Group entered into an investment agreement with shareholders of Beijing Ti Knight where the Group invested a total of RMB9.0 million (US$1.3 million) in Beijing Ti Knight. As of December 31, 2018, the Group has invested RMB4.9 million (US$0.7 million). Due to weaker than expected operating performance, the investment in Beijing Ti Knight was fully impaired and impairment losses of RMB4.0 million, RMB0.9 million and nil were recorded for the years ended December 31, 2017, 2018 and 2019, respectively (see Note 30.1).

<6> Maxline

In January 2018, the Group completed a share exchange transaction with Red Ace Limited (“Red Ace”), which was a private company incorporated under the laws of the British Virgin Islands for issuance and sale of 3,571,429 ordinary shares of the Company with a specific lock-up period. In exchange, Red Ace transferred 29% equity interest in Maxline, an associate of Red Ace. The fair value of 29% equity interest in Maxline was considered to be the value of the assets surrendered to the Group in this nonmonetary exchange transaction. In 2019, due to weaker than expected operating performance of Maxline, the Group recorded an impairment loss of RMB1.3 million (US$0.2 million).

<7> Leading Choice

In September 2018, the Group completed a share exchange transaction with Leading Choice, which is a private company incorporated under the laws of Hong Kong for issuance and sale of 21,000,000 ordinary shares of the Company with a specific lock-up period. In exchange, the Company obtained 20% equity interest in Leading Choice. The fair value of 20% equity interest in Leading Choice was considered to be the nominal value of ordinary shares of the Group in the nonmonetary exchange transaction. In 2018, due to weaker than expected operating performance of Leading Choice, the Group recorded a full impairment loss of RMB1.4 million (US$0.2 million).

<8> The9 Education Technology

In April 2018, the Group invested RMB0.4 million (US$0.1 million) in The9 Education Technology. Due to weaker than expected operating performance, the investment in The9 Education Technology was fully impaired and an impairment loss of RMB0.4 million (US$0.1 million) was recorded for the year ended December 31, 2018.

<9> Shanghai Ronglei

In December 2017, the Group has entered into an investment agreement with a shareholder of Shanghai Ronglei, where the Group agreed to invest a total of RMB5.0 million (US$0.7 million) in Shanghai Ronglei. As of December 31, 2018, the Group has invested RMB4.0 million (US$0.6 million) but due to weaker than expected operating performance, the investment in Shanghai Ronglei was fully impaired and the impairment of RMB4.0 million (US$0.6 million) was recorded for the year ended December 31, 2018. In June 2019, both the Group and shareholder of Shanghai Ronglei has agreed to terminate the investment agreement and the shareholder of Shanghai Ronglei agreed to repurchase the shares issued to the Group at original cost. The Group disposed of its equity interest in Shanghai Ronglei and received RMB3.0 million (US$0.4 million) for the year ended December 31, 2019.

<10> Plutux

In September 2018, the Group completed a share exchange transaction with Plutux Labs Limited (“Plutux Labs”), which was a private company incorporated under the laws of Cayman Islands for issuance and sale of 21,000,000 ordinary shares of the Company with a specific lock-up period. In exchange, Plutux Labs transferred 8% equity interest in Plutux, a wholly-owned subsidiary of Plutux Labs. The fair value of 8% equity interest in Plutux was considered to be the nominal value of ordinary shares of the Group in the nonmonetary exchange transaction. In 2018, due to weaker than expected operating performance of Plutux, the Group recorded a full impairment loss of RMB1.4 million (US$0.2 million). Cyrus Jun-Ming Wen is a director of Plutux Labs according to the Schedule 13G filed by Plutux Labs on September 13, 2018. According to the Schedule 13D filed by Splendid Days Limited, the Group’s convertible notes investor (see Note 19), on February 21, 2019, Cyrus Jun-Ming Wen is also a director of Truth Beauty Limited, the shareholder of Splendid Days Limited.

<11> Zhenjiang Kexin

In June 2019, the Group completed a share exchange transaction with Comtec Windpark Renewable (Holdings) Co., Ltd. (“Comtec”), which was a private company incorporated under the laws of British Virgin Islands for issuance and sale of 3,444,882 ordinary shares of the Group. In exchange, Comtec transferred 9.9% equity interest in Zhenjiang Kexin, a company incorporated under the laws of PRC. The fair value of 9.9% equity interest in Zhenjiang Kexin was considered to be the value of the assets surrendered to the Group in the nonmonetary exchange transaction. In 2019, due to weaker than expected operating performance of Zhenjiang Kexin, the Group recorded an impairment loss of RMB1.0 million (US$0.1 million).

In total, the Group recorded impairment charges relating to its investments in equity and other of RMB9.1 million, RMB9.2 million and RMB8.5 million (US$1.2 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

9. AVAILABLE-FOR-SALE INVESTMENTS

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

In June 2016, Asian Development, a wholly-owned subsidiary of the Group incorporated in Hong Kong, borrowed a total of HK$92.3 million from a financial services company, which was secured by a pledge of 417,440,000 shares of L&A (see Note 16). In 2016, Asian Development was in default on the loan due to a sharp decline in share price of L&A. The lender is entitled to foreclose on the pledged shares and become the legal and beneficial owner of the pledged shares (see Note 30.2). In 2016, the Group provided a full impairment allowance of RMB244.8 million (US$35.2 million) on the investment in L&A. In 2019, the loan remained in default and the lender has not made any claim against Asian Development to recover any outstanding amounts under the agreement.

In 2017, the Group sold 18,360,000 shares in L&A for consideration of RMB0.1 million (US$0.01 million). In an extraordinary general meeting in October 2017, Board of Directors of L&A passed a resolution to consolidate every twenty issued and unissued shares into one share. The Group owned 14,375,651 shares in L&A after the share consolidation. In 2019, the Group sold all of its shares in L&A for consideration of RMB0.7 million (US$0.1 million).

As of December 31, 2019, the Group has no available-for-sale investments.

10. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Office buildings	69,341,652	69,341,652	9,960,305
Computers and equipment	84,134,612	5,181,577	744,287
Leasehold improvements	10,365,904	9,359,857	1,344,459
Office furniture and fixtures	6,194,658	1,787,549	256,765
Motor vehicles	7,038,397	5,031,201	722,687
Software	15,832,264	14,542,095	2,088,842
Less: accumulated depreciation and amortization	(175,555,042)	(89,974,366)	(12,924,009)
Less: property, equipment and software, net, held-for-sale	-	(14,051,044)	(2,018,306)

Net book value	17,352,445	1,218,521	175,030

Depreciation and amortization charges for the years ended December 31, 2017, 2018 and 2019 amounting to RMB5.3 million, RMB3.7 million and RMB2.8 million (US$0.4 million), respectively. In 2019, the Group has disposed large quantity of computers and equipment which are not in-use and the value of these assets have been fully depreciated or impaired in the past. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB0.02 million, RMB0.2 million, RMB2.2 million (US$0.3 million), as other income, net for the years ended December 31, 2017, 2018 and 2019. The office buildings were mortgaged as collateral for the convertible notes and entrusted bank loan in 2015 (see Note 19 and Note 16). Property, equipment and software classified as held-for-sale represents office buildings held by The9 Computer, C9I Shanghai and Shanghai Kaie which are in the process of disposal as of December 31, 2019 (see Note 7).

11. LAND USE RIGHTS, NET

Gross carrying amount, accumulated amortization and net book value of land use rights are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Land use rights	85,160,348	85,160,348	12,232,519
Less: accumulated amortization	(22,570,692)	(24,011,374)	(3,449,018)
Less: land use right, net, held-for-sale	-	(61,148,974)	(8,783,501)

Net book value	62,589,656	-	-

Amortization charge for the years ended December 31, 2017, 2018 and 2019 amounting to RMB1.9 million, RMB1.9 million and RMB1.4 million (US$0.2 million), respectively. The land use rights were mortgaged for the convertible notes and entrusted bank loan in 2015 (see Note 19 and Note 16). Land use rights classified as held-for-sale represented land use rights held by The9 Computer, C9I Shanghai and Shanghai Kaie in relation to the office buildings located at Zhangjiang, Shanghai which are in the process of disposal as of December 31, 2019 (see Note 7).

12. LEASES

The Group has operating leases primarily for office space, parking lots and warehouse after relocation of their principal office in August 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and excludes lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Operating lease costs are recognized on a straight-line basis over the lease term. As of December 31, 2019, the prepaid rental expense of RMB0.01 million (US$0.01 million) was recorded in operating lease right-of-use assets.

As of December 31, 2019, the items related to operating lease in the consolidated balance sheet are summarized below:

	December 31, 2019	December 31, 2019
	RMB	US$
		(Note 3)
Operating lease right-of-use assets	9,257,604	1,329,772
Operating lease liabilities-current portion	3,407,670	489,481
Operating lease liabilities-non-current portion	6,251,705	898,001

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated Statements of Operations and Comprehensive Loss	December 31, 2019	December 31, 2019
		RMB	US$
			(Note 3)
Operating lease cost	Operating expenses	1,606,340	230,736
Cost of other leases with terms less than one year	Operating expenses	82,232	11,812
Total		1,688,572	242,548

Maturities of operating lease liabilities are as follows:

	December 31, 2019	December 31, 2019
	RMB	US$
		(Note 3)
Due within one year	3,779,845	542,941
Due in the second year	3,995,768	573,956
Due in the third year	2,502,839	359,510
Total lease payments	10,278,452	1,476,407
Less: imputed interest	(619,077)	(88,925)
Total	9,659,375	1,387,482

As of December 31, 2019, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2019	December 31, 2019
	RMB	US$
		(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	1,271,769	182,678

13. OTHER LONG-LIVED ASSETS, NET

Other long-lived assets are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Prepaid license fee	6,515,200	6,515,200	935,850
Prepaid deposit for joint venture	-	-	-

Total	6,515,200	6,515,200	935,850

Prepaid license fee represents the payment made by the Group pursuant to an IP license agreement with an online game company in January 2016 to use its IP to develop a mobile game for a period of two years after commercialization of the game. The contract is effective through October 31, 2020 for the development phase and the mobile game is expected to be launched in second half of 2020. Amortization of the license will be commenced upon the commercialization of the game over its license period.

The Group has been monitoring its licensed games that have not commercially launched, including but not limited to their market acceptance and operational performance in other regions where they are commercially launched and operated by other operators. The Group incorporates these factors into its continuous evaluation of the forecasted results of the respective games and takes into account the Group’s expected commercial launch and cash flows in the evaluation of potential impairment of the carrying value of upfront licensing fees. Based on the Group’s impairment tests, there was no impairment of upfront licensing fees in 2017, 2018 and 2019.

In March 2019, the Group entered into a joint venture agreement with F&F in an attempt to enter the electric vehicle business. The Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited in April 2019. In accordance with the joint venture agreement, in the event the Group cannot make the required capital contribution in accordance with the joint venture agreement, the total amount of capital contribution that has been made by the Group will automatically convert into Class B ordinary shares in Smart King Limited, the holding company of F&F at a pre-agreed conversion price set forth in the joint venture agreement. As of December 31, 2019, as the actual progress of the joint venture is below expectations and the Group recorded a full impairment loss of RMB34.9 million (US$5.0 million) (see Note 30.1).

14. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair values of common stock warrants were measured using the Black-Scholes Model (see Note 23). Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3)

In 2015, the Group issued warrants in connection with its convertible notes. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during 2018 and 2019 (see Note 20).

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Balance at issuance date/beginning of year	3,742,271	1,490,844	214,146
Fair value change on warrants liability recognized in other comprehensive income	(2,251,427)	(1,292,244)	(185,619)

Balance at the end of the year	1,490,844	198,600	28,527

15. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2017, 2018 and 2019. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2017, 2018 and 2019. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As Shanghai IT did not have taxable income for the years ended December 31, 2017, 2018 and 2019, Shanghai IT has not benefited from this preferential income tax rate.

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

The Tax Act creates a new requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by a controlled foreign corporation (“CFC”) must be included in the gross income of the CFC U.S. shareholder. The Group has evaluated these provisions of the Tax Act and whether taxes due on future U.S. inclusions related to GILTI be recorded as current-period expense when incurred, or factored into measurement of deferred taxes. The Group concluded that the Tax Act had no material effect to the financial statements.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense
PRC	-	-	-	-
Other jurisdictions	-	-	-	-
Deferred tax assets
PRC	(84,042,632)	(39,763,083)	(5,772,005)	(829,097)
Other jurisdictions	(124,313,755)	(19,816,235)	(15,151,553)	(2,176,384)
Subtotal	(208,356,387)	(59,579,318)	(20,923,558)	(3,005,481)
Change in valuation allowance
PRC	84,042,632	39,763,083	5,772,005	829,097
Other jurisdictions	124,313,755	19,816,235	15,151,553	2,176,384
Subtotal	208,356,387	59,579,318	20,923,558	3,005,481
Income tax expense	-	-	-	-

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(2%)	2%	1%
Change in future tax rate (upon expiration of preferential rate)	(22%)	1%	2%
Change of prior year deferred tax assets	(8%)	(11%)	(15%)
Change of valuation allowance	61%	(2%)	(18%)
Income not subject to tax and non-deductible expenses, net	(1%)	0%	0%
Effect of expired net operating loss	(53%)	(15%)	5%
Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	1,087,421	1,076,708	154,659
Temporary differences related to impairment on advances to suppliers	2,451,767	3,438,597	493,924
Temporary differences related to provision for doubtful accounts	3,077,784	1,078,742	154,952
Others	7,152,217	8,771,868	1,260,000
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	23,165,631	24,890,416	3,575,285
Startup expenses and advertising fees	608,399	199,704	28,686
Temporary differences related to research and development credits	1,106,956	1,120,850	161,000
Temporary differences related to equity investments	3,978,269	5,069,035	728,121
Foreign tax credits	-	-	-
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	718,205
Tax loss carry forwards	294,535,956	270,594,922	38,868,529
Total deferred tax assets	342,164,400	321,240,842	46,143,361
Less: Valuation allowance	(342,164,400)	(321,240,842)	(46,143,361)
Total deferred tax assets	-	-	-

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	US$
			(Note 3)
Beginning balance	401,743,718	342,164,400	49,148,842
Decrease in valuation allowance	(59,579,318)	(20,923,558)	(3,005,481)
Ending balance	342,164,400	321,240,842	46,143,361

For the years ended December 31, 2018 and 2019, the Group recorded a reversal of valuation allowance of approximately RMB59.6 million and RMB 20.9 million (US$3.0 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2019, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB343.7 million which will expire from 2020 to 2029. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

As of December 31, 2019, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$126.4 million and US$68.5 million, respectively, which will begin to expire in 2026 and 2028, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2026 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which expired in 2018. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operating losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance on its deferred tax assets as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2018 and 2019.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these VIEs do not have any accumulated earnings as of December 31, 2018 and 2019.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2018 and 2019. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2017, 2018 and 2019, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Group is subject to examination by the PRC tax authorities. Red 5’s U.S. federal income tax returns and state income tax returns for 2015 through 2019 are open tax years, subject to examination by the relevant tax authorities.

16. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Pledged loan	80,836,823	82,645,089	11,871,224
Interest-free loan	-	34,881,000	5,010,342
Long-term borrowing due within one year	31,624,560	31,624,560	4,542,584
Less: borrowing classified as held for sale	-	(31,624,560)	(4,542,584)
Total	112,461,383	117,526,089	16,881,566

In June 2016, the Group completed a share exchange transaction with L&A for a total of 769,481,940 (after a 1 to 5 stock split) newly issued shares of L&A. In June 2016, Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. The outstanding balance as of December 31, 2019 is RMB88.0 million (US$13.0 million), which includes RMB5.4 million (US$0.8 million) of interest payable and the pledged loan was due in June 2018. Asian Development has defaulted the loan in June 2016 due to a sharp decline in share price of L&A (see Note 30.2)

In December 2015, the Group entered an entrusted bank loan agreement, amounted to RMB31.6 million (US$4.6 million), with a subsidiary of the investor holding the convertible notes (see Note 19) and China Merchants Bank as entrustment bank. The borrowing agreement matured in December 2018, with the annual interest rate of 12% continuing after maturity of the loan. The loan is secured by the Group’s office buildings. The outstanding balance as of December 31, 2019 is RMB43.0 million (US$6.0 million), including RMB11.4 million (US$1.6 million) of interest payable. In December 2019, the Group signed a confirmation letter with the lender regarding settlement. According to the confirmation letter, if the total amount of principal and interest of the entrusted bank loan amounted to RMB43.0 million is repaid before December 31, 2019, the overdue interest since December 2018 will be exempted. The parties agreed to extend the payment period from December 31, 2019 to February 29, 2020 to allow for completion of the disposal transaction with Kapler Pte. Ltd. (see Note 7). Both the principal and interest of the entrusted bank loan was repaid on February 11, 2020 and the overdue interest has been exempted.

In March 2019, the Group entered into a joint venture agreement with F&F, to establish a joint venture in China to manufacture and distribute electric vehicles designed and developed by F&F with a committed capital investment amounting to US$600.0 million. The Group made the initial deposit of US$5.0 million to F&F in April 2019 through an interest-free loan granted from Ark Pacific Associates Limited, an entity affiliated with the Group’s former president as of the issuance date of these consolidated financial statements, for a period of one year. The loan was due on March 31, 2020 and the Group is still in negotiation with Ark Pacific Associates Limited regarding settlement of the interest-free loan.

17. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	57,499,910	57,499,910	8,259,345
Professional services	6,879,775	11,844,738	1,701,390
Staff cost related payables	4,245,967	9,851,024	1,415,011
Office expenses	3,377,709	3,543,495	508,991
Other payables	1,840,000	3,540,000	508,489
Utility fees	1,547,898	1,646,394	236,490
Product development services	892,216	906,906	130,269
Others	5,007,831	4,308,376	618,860
Total	81,291,306	93,140,843	13,378,845

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2019, the Group had raised RMB57.5 million (US$8.3 million). The Group continues to cooperate with a third-party company for development and operation of CrossFire New Mobile Game. The Group plans to apply for a license (“Banhao”) from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. The Group does not plan to finance the remaining RMB100.0 million (US$14.4 million) from the planned fund raising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018. In November 2017, the Group entered into an exclusive publishing agreement with a third-party company, pursuant to which this third-party company was granted an exclusive right to publish the CrossFire New Mobile Game in China. Upon commercialization of the game, the Group will share certain percentages of the revenues from CrossFire New Mobile Game with investors providing funding to the Group. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims refund of RMB57.5 million (US$8.3 million), which the Group has previously raised through Inner Mongolia Culture Assets and Equity Exchange to finance the early phase development of CrossFire New Mobile Game with compensation of interest on the principal financed (see Note 32).

18. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million (US$28.8 million).

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$3.7 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel, has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$24.4 million) as of both December 31, 2018 and 2019.

19. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into an agreement with Splendid Days Limited for a private placement of secured convertible notes and warrants for gross proceeds of US$40,050,000. The transaction closed on December 11, 2015. Pursuant to the terms of the agreement, the convertible notes shall mature in December 2018, subject to an extension for two years at the discretion of the investor. The convertible notes accrue interest at a rate of 12% per annum and are payable upon maturity of the notes. According to the Schedule 13D filed by Splendid Days Limited on March 5, 2018, Splendid Days Limited’s equity was transferred from Ark Pacific Special Opportunities Fund I, L.P., an entity affiliated with the Group's former president as of the issuance date of these consolidated financial statements to Truth Beauty Limited. The notes are secured by the equity interest of the Group’s subsidiaries (The9 Computer and C9I Shanghai), and the Group’s office buildings with a total net book value of RMB14.1 million as of December 31, 2019. The net book value of office buildings has been classified as assets held-for-sale as of December 31, 2019. Splendid Days Limited is entitled to put the convertible notes to the Group upon a change in control and upon an event of default. The Group has entered into a deed of settlement with the Splendid Days Limited on March 12, 2019 wherein the Group will proceed to dispose of office buildings and use the proceeds to repay both convertible notes and the entrusted bank loan. Annual interest rate on the loan remained at 12% up to settlement date. In September 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries, namely The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$70.8 million). These subsidiaries hold land use rights and office buildings located at Zhangjiang, Shanghai. The transaction was subsequently completed on February 21, 2020. As of the issuance date of these consolidated financial statements, the Group has repaid the principal and interest due on the entrusted bank loan and has repaid US$4.8 million to the issuer of convertible notes and is planning to use the consideration received for payment of the remaining outstanding balance of convertible notes amounting to US$55.5 million.

The notes are divided into three tranches and can be converted into a total of 11,695,513 shares of the Group’s ADS at any time as follows:

Convertible Notes		Principal Amount		Conversion Price
Tranche A	US$	22,250,000	US$	2.60
Tranche B	US$	13,350,000	US$	5.20
Tranche C	US$	4,450,000	US$	7.80

The conversion prices are subject to anti-dilution adjustments in the event the Group issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to the issuance. As of December 31, 2019, no adjustments to the conversion prices had occurred.

The Group has determined that there was BCF attributable to the Tranche A convertible loan as the conversion price is lower than market value at the date of issuance of the convertible notes. The value of the BCF is determined to be US$8.1 million, which is equal to the intrinsic value of the conversion feature. The convertible notes are recorded at net carrying value at the date of issuance as follows:

Principal Amount	US$	40,050,000
Less:
Fair value allocated to warrants (Note 21)		8,821,883
Beneficial conversion feature		8,112,556
Issuance cost		3,200,000
Net carrying value	US$	19,915,561

The fair value of warrants, BCF and issuance costs are recorded as debt discount and accreted to interest expense over three years using the effective interest method. The convertible notes should be repaid with principal and interest based on the agreement. As of December 31, 2018 and 2019, the total carrying amount of the convertible notes principal and interest payable is RMB375.3 million and RMB414.1 million (US$59.5million), respectively. Interest expenses recognized on the convertible notes are RMB77.0 million, RMB98.3 million, and RMB33.2 million (US$4.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

20. WARRANTS ON CONVERTIBLE NOTES

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

The exercise prices of the warrants are subject to anti-dilution adjustments in the event the Company issue ordinary shares at a price per share lower than the applicable exercise price in effect immediately prior to the issuance. As of December 31, 2019, no adjustments to the exercise prices had occurred.

The Group performs valuations of the warrants using a probability weighted Black-Scholes Model. This model requires input of assumptions including the risk-free interest rates, volatility, expected life and dividend rates, and has also considered the likelihood of “down-round” financings. Selection of these inputs involves management’s judgment and may affect net income.

The assumptions used in the Black-Scholes option pricing model for Tranche I was as follows:

Warrants	Tranche I
Risk-free interest rate	1.59%
Expected volatility of common stock	93.67%
Dividend yield	0.00
Expected life of warrants	0.9 years

The fair value of the warrants as of issuance date, December 31, 2018 and 2019 is RMB1.5million and RMB0.2 million (US$0.03 million), respectively. The change in fair value of the warrants liability resulted in a loss of RMB12.6 million, RMB2.3million and RMB1.3 million (US$0.2 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

21. SHAREHOLDER RIGHTS PLAN

On January 8, 2009, the Company adopted a shareholder rights plan. The shareholder rights plan is designed to protect the best interests of the Company and its shareholders by discouraging third-parties from seeking to obtain control of the Company in a tender offer or similar hostile transaction. The shareholder rights plan was amended on March 9, 2009, June 8, 2017, and June 16, 2017.

Pursuant to the terms of the shareholder rights plan, as amended, one right was distributed with respect to each ordinary share of the Company outstanding at the close of business on January 22, 2009. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of the Company’s voting securities (including by acquisition of the Company’s ADSs representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, the rights plan entitles shareholders other than the Acquiring Person to purchase, for an exercise price of US$19.50, a number of shares with a value twice that of the exercise price. The number of shares each such shareholder will be entitled to purchase is equal to the product of (i) the number of shares then owned by such shareholder and (ii) two times the exercise price divided by the then current market price per share. The rights plan expired on January 8, 2019. The plan has not been exercisable as of the expiration date and has not been extended.

On May 6, 2019, an extraordinary general meeting was held to adjust the authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of the Group. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of the Group. Class A ordinary shares and Class B ordinary shares were split from the ordinary shares issued at the time of change. No new shares were issued. Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2019, there were 112,929,702 ordinary shares issued or outstanding, being the sum of 103,737,691 Class A ordinary shares and 9,192,011 Class B ordinary shares.

22. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB12.9 million, RMB7.9 million and RMB4.5 million (US$0.6 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

23. SHARE-BASED COMPENSATION

23.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. As of December 31, 2019, options to purchase 1,050,000 ordinary shares are outstanding and options to purchase 64,527,118 ordinary shares are available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	50,000	US$	0.93	4.07	Nil
Granted	-		-	-	Nil
Exercised	-		-	-	Nil
Forfeited	-		-	-	Nil
Outstanding as of December 31, 2019	50,000	US$	0.93	3.07	Nil
Vested and expected to vest as of December 31, 2019	50,000	US$	0.93	3.07	Nil
Exercisable as of December 31, 2019	50,000	US$	0.93	3.07	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for years ended December 31, 2017, 2018 and 2019.

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

The weighted-average grant-date fair value of options granted during 2018 was US$0.51. The fair value of the share options were measured on the respective grant dates based on the Black-Scholes option pricing model, with below assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	2.19%
Expected life (years)	2.93
Expected dividend yield	0.00%
Volatility	78.55%
Fair value of options at grant date	US$0.51

On August 6, 2016, the Group granted share options totaling 6,000,000 shares to Mr. Jun Zhu, chairman and chief executive officer, and a third-party consultant as a reward for facilitating the Mongolia funding platform with total funding amount of RMB157.5 million (US$22.6 million) to the Group. According to ASC 718, the share option was applicable to the performance condition due to the share options would be vested in line with the percentage of funding received by the Group. In 2017, the options totaling 5,000,000 granted to Mr. Jun Zhu were canceled. Stock options to purchase 1,000,000 shares issued to the third-party consultant were canceled on January 22, 2019.

On January 24, 2018, as approved by the Board of Directors, the Group granted share options totaling 2,500,000 shares to directors and consultant, subject to performance conditions, of which 1,000,000 shares granted will vest upon the success of improvement on the Group’s online game business and 1,500,000 shares will vest upon the success of the Group’s fund raising efforts. On September 4, 2018, the Group canceled 1,500,000 share options granted to director and consultant.

The following table summarizes the share option activities subject to performance condition:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	2,000,000	US$	1.86	2.06	Nil
Granted	-		-	-	Nil
Exercised	-		-	-	Nil
Forfeited	(1,000,000)	US$	0.93	-	Nil
Outstanding as of December 31, 2019	1,000,000	US$	0.93	3.07	Nil
Vested and expected to vest as of December 31, 2019	1,000,000	US$	0.93	3.07	Nil
Exercisable as of December 31, 2019	-		-	-	Nil

The grant-date fair value of share options with performance condition during 2018 was US$0.51. The fair value of the awards that are based on the performance condition was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.19%
Expected life (years)	2.93
Expected dividend yield	0.00%
Volatility	78.55%
Fair value of options at grant date	US$0.51

Cancelation and Acceleration Vesting of Share-Based Awards

On June 6, 2017, the Group canceled a portion of the options totaling 10,806,665 and accelerated the vesting and exercise of the remaining options totaling 6,328,535 for options granted to 15 directors, officers and employees. The exercise price was modified to US$0.00, which the original exercise price of the accelerated vesting options ranged from US$1.53 to US$1.86. The incremental compensation cost recognized due to the cancelation and acceleration vesting of options was RMB33.0 million (US$4.7 million) in 2017. The fair value of the options canceled and accelerated vested under service and performance condition was measured on the modification date using Binomial Tree Pricing Model with the following assumptions:

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

Restricted Ordinary Shares

On September 4, 2018, the Group granted an aggregate amount of 30,000,000 restricted ordinary shares to directors, officers and consultants. In exchange for such restricted ordinary shares granted, the Group forfeited and canceled the stock options in the total amount of 6,200,000 shares previously granted on January 24, 2018. Half of each individual’s shares will only vest if the Group meets certain target on non-GAAP profit before tax in 2019. If the Group fails to achieve this target, such half of each individual’s shares will be forfeited and canceled. The remaining half of each individual’s shares is subjected to a half year lock-up period. After the half year lock-up period, such remaining shares shall become vested in 36 successive equal monthly installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the vesting commencement date.

On January 21, 2019, the Group forfeited and canceled an aggregate amount of 15,000,000 restricted ordinary shares with the vesting condition that the Group meets certain target on non-GAAP profit before tax in 2019 previously granted on September 4, 2018. The vesting conditions of the remaining 15,000,000 ordinary shares are subjected to a half year lock-up period. After the half year lock-up period, such remaining shares shall become vested in 24 successive equal monthly installments instead of 36 installments upon grantees’ completion of each month of service to the Group measured from the last day of each month after the Vesting Commencement Date dated on March 5, 2019.

Share-Based Compensation

For the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation of RMB38.0 million, RMB3.9 million and RMB21.3 million (US$3.1 million), respectively, for options granted to the Group’s employees and directors.

As of December 31, 2019, there was approximately RMB35.0 million (US$5.0 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

23.2 Ordinary Shares Granted to Incsight

Incsight is a company incorporated in the British Virgin Islands and wholly owned by Mr. Jun Zhu. On December 8, 2010, as approved by the Board of Directors, the Company granted 1,500,000 ordinary shares to Incsight, subject to performance conditions, of which 500,000 ordinary shares granted will vest when the Group achieves breakeven and 1,000,000 ordinary shares will vest when the Group’s cumulative profit reaches US$5.0 million in a quarter subsequent to the quarter in which the Group breaks even. The ordinary shares granted are not entitled to receive dividends until vested. The Board of Directors considered the grant of ordinary shares as an incentive to retain Mr. Jun Zhu’s services with the Group. The awarded non-vested shares would be valid for five years from December 8, 2010. For the quarter ended September 30, 2014, the Group achieved breakeven. It was considered probable the performance targets would be met for the total of 1,500,000 ordinary shares. The fair value of the granted non-vested shares was US$6.48 per share, the market price on the date of grant. On December 7, 2015, 500,000 ordinary shares granted to Incsight were vested. The awarded non-vested shares were valid for additional three years and expired on December 7, 2018. The Group recorded share-based compensation of RMB0.5 million, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was no outstanding non-vested shares granted to Incsight.

23.3 Stock Options and Ordinary Shares Granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock options to purchase common shares or restricted shares. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September 2011, Red 5 further increased the number of common shares reserved to 22,855,591. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2019, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2019, options to purchase 5,111,250 shares of common stock were outstanding and options to purchase 15,480,087 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors for the year ended December 31, 2019:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	5,111,250	US$	0.049	2.24	Nil
Granted	-		-	-	Nil
Exercised	-		-	-	Nil
Forfeited	-			-	Nil
Outstanding as of December 31, 2019	5,111,250	US$	0.049	1.24	Nil
Vested and expected to vest as of December 31, 2019	5,111,250	US$	0.049	1.24	Nil
Exercisable as of December 31, 2019	5,111,250	US$	0.049	1.24	Nil

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was determined by the Group with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2017, 2018 and 2019 were nil.

The fair value of options granted at US$0.0178, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	0.78%
Expected life (years)	4.00
Expected dividend yield	0.00%
Volatility	45.70%

Red 5 recorded share-based compensation of RMB0.3 million, RMB0.04 million and RMB0.05 million (US$0.01 million) for options and shares of restricted common stock granted for the years ended December 31, 2017, 2018 and 2019, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2019, unrecognized compensation cost related to share-based awards granted to Red 5 grantees was nil.

24. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. Net royalty and other service fees related to IPTV business charged by ZTE9 to the Group amounted to RMB5.2million and nil for the years ended December 31, 2018 and 2019, respectively. The Group provided IPTV related supporting service to ZTE9 of RMB0.2 million and nil for the years ended December 31, 2018 and 2019, respectively. Total amount due to ZTE9 for IPTV business was RMB5.1 million and RMB0.2 million (US$0.03 million) as of December 31, 2018 and 2019, respectively. The Group lent RMB0.6 million and nil to ZTE9 to fund its operations in 2018 and 2019, respectively. ZTE9 has repaid RMB1.7 million and nil in 2018 and 2019, respectively. Total amount due from ZTE9 for outstanding loans was RMB1.0 million and RMB1.0 million (US$0.1 million) as of December 31, 2018 and 2019, respectively.

The Group charged service fees to Big Data of RMB0.05 million and RMB 0.02 million (US$0.01 million) for the years ended December 31, 2018 and 2019, respectively. The Group charged outsourcing service fee of RMB0.4 million and nil for the years ended December 31, 2018 and 2019, respectively. Total amount due from Big Data was RMB0.1 million and RMB0.1 million (US$0.02 million) as of December, 2018 and 2019, respectively.

In 2014, the Group entered into a license agreement with System Link, a 50% joint venture of the Group, for publishing and operating Firefall for a five-year term in the PRC. Under this license agreement, System Link is expected to pay Red 5 and Red 5 Singapore a total of no less than US$160.0 million (including license fee and royalties) during the term of the agreement. In 2015, System Link paid US$10.0 million to the Group as a license fee. The Group recorded the US$10.0 million as amount due to the related party and was to amortize the amount over the five-year period. System Link has been dormant since the cessation of Firefall in March 2016 and the termination of CrossFire 2 license in November 2017. Red 5 Singapore filed a lawsuit against System Link in 2016. Due to ongoing litigation and non-operation of Firefall, Red 5 was no longer required to render any service to System Link in relation to the operation of Firefall. As such, Red 5 recognized the remaining unamortized license fee as revenue in 2017. The balance due to System Link (non-current) was nil as both of December 31, 2018 and 2019. The Group recognized licensing revenue of RMB51.1 million, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. In 2019, the Group has reached an out-of-court settlement with Qihoo 360 where Red 5 Singapore has withdrawn the litigation from Shanghai Intellectual Property Court in May 2019 and the Group is implementing a mediation agreement with Qihoo 360 to settle the arbitration proceeding in Hong Kong as of the issuance date of these consolidated financial statements (see Note 30.2).

Transaction with T3

In 2016, Asian Way entered into a license agreement with T3, an equity investee of the Group, for developing a game using augmented reality (“AR”) technologies based on the intellectual property relating to the game. Upon commercial launch, Asian Way will share certain percentages of revenues of the game to T3. The game is still under development as of December 31, 2019. The Group has sold all its equity interest in T3 during the year.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of RMB11.0 million and RMB16.1 million (US$2.3 million) to the Group in 2018 and 2019, respectively. The loans were interest-free and the outstanding balance of RMB57.1 million and RMB63.2 million (US$9.1 million) remained as of December 31, 2018 and 2019, respectively.

In May 2019, the issued and outstanding ordinary shares then held by Incsight, which is wholly owned by Mr. Jun Zhu, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, the Company amended and restated then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted the Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to the capital structure of the Company. As a result of such changes, Mr. Jun Zhu holds the majority of our outstanding voting power and we became a “controlled company” as defined under Nasdaq Stock Market Rules.

Transaction with Comtec

In June 2019, the Group entered into a share purchase agreement with Comtec, a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712) (“Comtec Group”), an entity affiliated with Kwok Keung Chau, independent director of the Company. Pursuant to the share purchase agreement, the Company has issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin, a lithium battery management system and power storage system supplier.

25. LOSS PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net loss attributable to ordinary shareholders before change in redeemable noncontrolling interest	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,677)
Change in redeemable noncontrolling interest	(57,126,233)	(40,918,773)	(12,827,598)	(1,842,569)
Net loss attributable to ordinary shareholders	(175,292,083)	(258,011,699)	(190,622,766)	(27,381,246)

Denominator:

Denominator for basic and diluted loss per share – weighted-average shares outstanding	33,426,448	62,114,760	106,407,008	106,407,008

Loss per share
- Basic and diluted	(5.24)	(4.15)	(1.79)	(0.26)

The Company had 5,778,846, 20,383,333 and 13,213,978 stock options, warrants and non-vested shares outstanding as of December 31, 2017, 2018 and 2019, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

26. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2017, 2018 and 2019. The accumulated reserves as of December 31, 2019 were RMB3.8 million (US$0.5 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB11.5 million (US$1.6 million) as of December 31, 2019, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2019, approximately RMB7.7 million (US$1.1 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

27. NONCONTROLLING INTEREST

As of December 31, 2019, the Group’s noncontrolling interests mainly included equity interest in Red 5 and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2017, 2018 and 2019.

	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$ (Note 3)
Net loss attributable to The9 Limited	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,677)
Transfers (to) from the noncontrolling interest:
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares (1)	(7,060)	-	-	-
Change from net loss attributable to The9 Limited and transfers to noncontrolling interests	(118,172,910)	(217,092,926)	(177,795,168)	(25,538,677)

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

28. REDEEMABLE NONCONTROLLING INTEREST

In January 2014, Red 5 issued 27,438,952 SBPS to a third-party investor, Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”), for an aggregate consideration of RMB118.3 million (US$17.0 million). In conjunction with the issuance of SBPS, Oriental Pearl also purchased 5,948,488 common shares of Red 5 from two executives of Red 5 at the same per share price as the per share price of SBPS for an aggregate consideration of RMB25.6 million (US$3.7 million). The purchase price for these common shares was determined to be less than fair value as the transaction was contemplated in conjunction with the issuance of the SPBS. The difference between the purchase price and fair value of SBPS as determined by the Group with the assistance of an independent valuation firm, amounted to RMB131.3 million (US$18.9 million), was recognized as a compensation paid to the two executives in the amount of RMB13.0 million (US$1.9 million).

Due to share exchange transaction with L&A in 2016, a 37% share of SBPS was owned by L&A. As of December 31, 2019, the holders of SBPS were as follows:

Holder	December 31, 2018	December 31, 2019
	Number of Shares	Number of Shares

L&A International Holdings Limited	10,180,553	10,180,553
Shanghai Oriental Pearl Culture Development Co., Ltd.	17,258,399	17,258,399

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

Redemption

At any time on or after April 1, 2017, if requested by at least 50% of the holders of SBPS then outstanding, Red 5 shall redeem all of the outstanding SBPS at a redemption price equal to 200% of the issuance price in three equal annual installments. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 10% per annum from the issuance date of SBPS (see Note 30.2).

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

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	US$
			(Note 3)
Redeemable noncontrolling interest opening balance	306,014,668	341,074,539	48,992,293
Net loss attributable to redeemable noncontrolling interest	(5,858,902)	(4,855,589)	(697,462)
Change in redeemable noncontrolling interest	40,918,773	12,827,598	1,842,569
Redeemable noncontrolling interest ending balance	341,074,539	349,046,548	50,137,400

29. DISPOSAL OF SUBSIDIARIES

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries namely The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$70.8 million). These subsidiaries hold the land use rights and office buildings located at Zhangjiang, Shanghai. Proceeds from the disposal will be used to repay both the outstanding entrusted bank loan and convertible notes, with the residual to be used as working capital for the Group’s operations.

As of December 31, 2019, the transaction was under process and the equity interest of The9 Computer, C9I Shanghai and Shanghai Kaie have been transferred to Kapler Pte. Ltd. The Group, however, continued to manage operation of these subsidiaries, including subsequent repayment of the entrusted bank loan, until final completion of the transaction in February 2020. As of December 31, 2019, the Group still retained power over decisions that most significantly impact the economic activities and potential to receive significant benefits or absorb significant losses of these subsidiaries. As such, these subsidiaries are part of consolidated entities of the Group as of December 31, 2019 and the Group has presented the assets and liabilities of these subsidiaries as held-for-sale. The transaction was subsequently completed on February 21, 2020.

30. COMMITMENTS AND CONTINGENCIES

30.1 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$8.3 million), and the Group planned to raise an additional RMB100.0 million (US$14.4 million) until CrossFire New Mobile Game is launched. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. In August 2016, the Group granted a third-party consultant 1,000,000 options to acquire shares of the Group as payment for consulting services related to the RMB157.5 million (US$22.6 million) financing plan of CrossFire Mobile Game with Inner Mongolia Culture Assets and Equity Exchange. The options will vest in accordance with the schedule of the actual funding to be received. In October 2016, 365,079 options were vested after the Group received the first funding of RMB57.5 million (US$8.3 million). The Group continues to cooperate with a third-party company for development and operation of CrossFire Mobile Game. The Group plans to apply for a license (“Banhao”) from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. The Group does not plan to finance the remaining RMB100.0 million (US$14.4 million) from the planned fund raising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance finance fee in 2018. In January 2019, total 1,000,000 options granted to the third-party consultant were canceled. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty.

In June 2017, Shanghai IT has entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.3 million) in Beijing Ti Knight. As of December 31, 2019, Shanghai IT has invested RMB4.9 million (US$0.7 million) and has a remaining capital contribution commitment amounting to RMB4.1 million (US$0.6 million). Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.0 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2019, the Group has both a capital commitment and a purchase commitment amounting to RMB4.1 million (US$0.6 million) and RMB6.8 million (US$1.0 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). As of December 31, 2019 the agreements have not been terminated but the related outsourcing development of the related game has been transferred to a third-party company.

In 2019, Jiu Gang has signed a joint venture agreement with Shenzhen EN-plus Technologies Co., Ltd. ("EN+"), an electric vehicle charging equipment company incorporated in the PRC, to establish a joint venture to engage in sales of new energy electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services for urban charging equipment and platforms for electric vehicles. According to the joint venture agreement, the Group will make a cash investment of RMB50.0 million (US$7.2 million) in the joint venture in consideration for which it will receive 80% equity interest in the joint venture, and EN+ will contribute its current and future proprietary electric vehicle charging technology to the joint venture in consideration for which it will receive a 20% equity interest of the joint venture. As of December 31, 2019, the joint venture has not been commenced and no progress on the joint venture.

In March 2019, the Group entered into a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute and sell electric cars in the PRC. Under the terms of joint venture agreement, the Group will make capital contribution of up to US$600.0 million in three equal installments to the joint venture, and F&F will make contributions including its use rights for a piece of land in the PRC to manufacture electric cars and will grant the joint venture an exclusive license to manufacture, market, distribute and sell certain F&F’s car models and other potential selected car models in the PRC, in each case subject to the satisfaction of certain conditions, such as establishment of the joint venture and funding arrangements. As of December 31, 2019, the Group has paid the initial deposit of US$5.0 million and has not paid remaining capital contribution.

In October 2019, the Group entered into a development agreement with F&F to establish a development plan for the joint venture’s business conduct in the PRC. Under the terms of development agreement, the Group shall pay an amount of US$18.0 million as development fee in four-equal installments. The first installment of US$6.0 million shall be paid within 2 business days following the receipt by the Group of the proceeds from its proposed offering under that certain Registration Statement on Form F-1 filed with the U.S SEC on June 24, 2019. The Group has applied to withdraw the Registration Statement on From F-1 in February 2020.

30.2 Contingencies

In June 2016, Asian Development borrowed HK$92.3 million (US$11.9 million) from a financial services company at an annual interest rate of 2% for a term of 24 months. This loan is secured by 417,440,000 shares of L&A (see Note 16). Pursuant to the financing agreement (“Agreement”), such loan is considered to be in default since the market price of the pledged shares had fallen below the collateralized stock price by more than 35% for ten consecutive trading days. Asian Development had not made any remediation pursuant to the Agreement. Upon default, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender under the Agreement, the lender may claim against Asian Development to recover any outstanding amounts under the Agreement, in addition to foreclosure of the pledged shares as mentioned above.

As mentioned in Note 24, Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute since 2016 where litigations have been filed with both Intellectual Property Court of Shanghai and Hong Kong International Arbitration Centre. In May 2019, the Group has entered into an out-of-court settlement with Qihoo 360 where both the Group and Qihoo 360 agreed to withdraw litigations filed in relation to the dispute over Firefall and to liquidate the joint venture, System Link. As of December 31, 2019, the Group has withdrew all the claims against Qihoo 360 and settled the litigation proceedings in Shanghai in May 2019. In August 2019, the Group has received a refund from Intellectual Property Court of Shanghai on court acceptance fee paid in 2016 and recognized other income amounting to RMB3.8 million (US$0.5 million) for the year ended December 31, 2019. As of the issuance date of these consolidated financial statements, the Group is implementing the mediation agreement with Qihoo 360 to settle the arbitration proceeding in Hong Kong.

Shanghai Oh Yeah Information Technology Co., Ltd. (“Shanghai Oh Yeah”) filed several related civil claims against joint defendants including Shanghai IT, ZTE9 and a third-party defendant, regarding copy-right infringements of their intellectual property to the Intellectual Property Court of Shanghai with a total aggregated claim amount of RMB3.0 million (US$0.4 million). These civil claims are still in process as of December 31, 2019. The Group has assessed the likelihood of the outcome and has accrued an amount for the contingency. The Group may be subject to other legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

As described in Note 28, in August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2019 (see Note 28). Per Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the issuance date of these consolidated financial statements, there was no such preferred shareholder requiring Red 5 to redeem the preferred shares.

31. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China (including PRC, Taiwan, Hong Kong and Macau), North America and other areas for the years ended December 31, 2017, 2018 and 2019.

The following geographic area information includes revenue based on location of players for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Greater China	19,690,716	16,430,205	182,107	26,158
North America	51,156,109	-	-	-
Other areas	2,301,731	1,001,653	159,388	22,895
Total	73,148,556	17,431,858	341,495	49,053

The majority of the Group’s assets are located in Greater China.

32. SUBSEQUENT EVENTS

In February 2020, the Group completed the sale of three subsidiaries, namely The9 Computer, C9I Shanghai and Shanghai Kaie that held the mortgaged office buildings located at Zhangjiang, Shanghai to Kapler Pte. Ltd. As of the issuance date of these consolidated financial statements, the Group has received 90% of sale proceeds from Kapler Pte. Ltd. amounting to RMB443.7 million. The Group has repaid the principal and interest due on the entrusted bank loan and has repaid US$4.8 million to the issuer of convertible notes. The Group plans to use proceeds from the above sale to settle the remaining outstanding balance of convertible notes amounting to US$55.5 million.

In February 2020, the Group issued and sold (i) a one-year convertible note in a principal amount of US$500,000, (ii) 70,000 ADSs, and (iii) 3,300,000 Class A ordinary shares, for an aggregate consideration of US$500,000 at an initial conversion price of US$1.05 per ADS to Iliad Research and Trading, L.P. (“Iliad”). The convertible note bears interest at a rate of 6.0% per year, compounded daily. Iliad has the right, at its sole discretion, for any time after six months from the purchase date until the outstanding balance has been paid in full, to convert all or any portion of the outstanding balance up to US$150,000 per calendar month into ADSs of the Group at an initial conversion price of US$1.05 per ADS, subject to adjustment. Beginning on the date that is six months from the note purchase date, Iliad has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note. The Group could pay the redemption amount to Iliad in cash or the Group’s ADSs. In the events the principal amount and interest accrued for the convertible note issued to Iliad are fully repaid, the Company has the right to repurchase the remaining Class A ordinary shares held by Iliad that are unsold at US$0.0001 per share.

On March 6, 2020, the Company received a letter from the Listing Qualifications Department of Nasdaq, notifying that the minimum bid price per ADS, each representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and the Company did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. The Group has a compliance period of 180 calendar days, or until September 2, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. If the Company fail to satisfy Nasdaq Capital Market’s continued listing requirements and fail to regain compliance on a timely basis, the ADSs could be delisted from Nasdaq Capital Market.

On April 13, 2020, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that the Company no longer met the continued listing requirement of minimum MVLS for the Nasdaq Global Market because the market value of the Company’s securities listed on Nasdaq for the last 30 consecutive business days was below the minimum requirement of US$35.0 million. Pursuant to the relevant Nasdaq listing rules, the Company has a compliance period of 180 calendar days, or until October 12, 2020, to regain minimum MVLS requirements. If the Company fails to satisfy Nasdaq Global Market’s continued listing requirements and fail to regain compliance on a timely basis, the ADSs could be delisted from Nasdaq Global Market.

On April 17, 2020, the Company received a notification letter from the Listing Qualifications Department of Nasdaq indicating that Nasdaq has determined to toll the compliance period for minimum bid price and market value of publicly held shares requirements through June 30, 2020. As a result of the tolling of the compliance period, the Company will have until November 16, 2020 to regain compliance. The Company can regain compliance, either during the tolling period or during the compliance period resuming after the tolling period, by evidencing compliance with the minimum bid price requirement for a minimum of ten consecutive trading days.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT to recover RMB57.5 million (US$8.3 million) of principal and interest that it previously raised to finance the early phase development of CrossFire New Mobile Game. The Group is cooperating with a third-party company for the development and operation of CrossFire Mobile Game. The Group plans to apply for a license (“Banhao”) from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized. The Group may seek to meditate and settle this claim amid ongoing game development. The Group does not expect this case to significantly affect the business operations.

Starting from January 2020, a novel strain of coronavirus, later named COVID-19, has spread worldwide. Government-imposed measures such as travel restrictions, extended holidays and delay of business resumption have interrupted normal operation of businesses in various regions. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. This pandemic may cause pressure on the Group due to delayed ability to identify alternative business opportunities and to obtain additional financing to support business transitions. Travel restrictions have affected Group management’s progress of discussions with its business partners regarding potential cooperation to facilitate transition into a different industry. Consequently, the Group is unable to accurately predict the impact that the pandemic will have on our financial condition and results of operations due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, actions that may be taken by government authorities, the impact to the business of our customers, and other factors.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross loss	-	-	-	-

Operating expenses:
Product development	(43,710)	-	-	-
Sales and marketing	(231,884)	-	-	-
General and administrative	(62,979,090)	(21,435,150)	(68,165,230)	(9,791,323)
Total operating expenses	(63,254,684)	(21,435,150)	(68,165,230)	(9,791,323)

Loss from operations	(63,254,684)	(21,435,150)	(68,165,230)	(9,791,323)
Interest expenses	(76,989,899)	(98,308,205)	(33,154,189)	(4,762,301)
Fair value change on warrants liability	12,615,466	2,251,427	1,292,243	185,619
Foreign exchange gain (loss)	35,473,519	1,963,364	(1,648,652)	(236,814)
Other expenses, net	(21,649,514)	(18,180,060)	(1,636,394)	(235,053)
Loss before income tax expense and share of loss in equity method investments	(113,805,112)	(133,708,624)	(103,312,222)	(14,839,872)
Income tax benefit	-	-	-	-
Recovery of equity investment in excess of cost	60,548,651	-	-	-
Equity in loss of subsidiaries and VIEs	(64,909,389)	(83,384,302)	(74,482,946)	(10,698,805)
Net loss	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,677)
Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(19,027,771)	7,241,192	5,426,604	779,483
Total comprehensive loss	(137,193,621)	(209,851,734)	(172,368,564)	(24,759,194)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	18	143,896	20,669
Prepayments and other current assets, net	61,979	63,873	9,175
Amounts due from intercompany	1,305,838,856	1,303,065,115	187,173,592
Total current assets	1,305,900,853	1,303,272,884	187,203,436
Investments in subsidiaries and VIEs	(1,635,525,945)	(1,681,526,537)	(241,536,174)

Total assets	(329,625,092)	(378,253,653)	(54,332,738)

LIABILITIES
Current liabilities:
Short-term borrowings	-	34,881,000	5,010,342
Accrued expenses and other current liabilities	5,248,838	11,578,754	1,663,184
Warrants	1,490,844	198,600	28,527
Convertible notes	375,257,140	414,127,908	59,485,752
Total current liabilities	381,996,822	460,786,262	66,187,805

Total liabilities	381,996,822	460,786,262	66,187,805

SHAREHODERS’ EQUITY (DEFICIT)
Ordinary shares	6,502,658	-	-
Class A ordinary shares	-	7,321,099	1,051,610
Class B ordinary shares	-	648,709	93,181
Additional paid-in capital	2,496,069,065	2,539,552,478	364,783,889
Statutory reserves	28,071,982	28,071,982	4,032,288
Accumulated other comprehensive loss	(9,204,556)	(3,777,952)	(542,669)
Accumulated deficit	(3,233,061,063)	(3,410,856,231)	(489,938,842)
Total shareholders’ deficit	(711,621,914)	(839,039,915)	(120,520,543)

Total liabilities and shareholders’ equity	(329,625,092)	(378,253,653)	(54,332,738)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 2018 AND 2019

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net loss	(118,165,850)	(217,092,926)	(177,795,168)	(25,538,678)
Adjustments for:
Share-based compensation expenses	37,727,861	3,645,751	21,705,240	3,117,763
Fair value change on warrants liability	(12,615,466)	(2,251,427)	(1,292,244)	(185,619)
Amortization of discount and interest on convertible notes	76,990,826	98,308,205	33,154,191	4,762,302
Foreign exchange (gain) loss	(35,473,519)	(1,963,364)	1,648,652	236,813
Recovery of equity investment in excess of cost	(60,548,651)	-	-	-
Equity in loss of subsidiaries and VIEs	64,909,389	83,384,302	74,482,946	10,698,806
Consulting fee paid by issuance of shares	13,454,692	4,172,800	35,091,686	5,040,605
Change in prepayments and other current assets	915,269	(2,971)	(1,894)	(272)
Change in amounts due from intercompany	(130,954,737)	30,882,203	(28,060,447)	(4,030,631)
Change in accrued expenses and other current liabilities	(2,092,500)	898,712	6,329,916	909,236

Net cash used in operating activities	(165,852,686)	(18,715)	(34,737,122)	(4,989,675)

Cash flows from investing activity:
Settlement payment from investee	165,812,500	-	-	-

Cash flows from financing activities:
Proceeds from other loans	-	-	34,881,000	5,010,341
Net cash provided by (used in) financing activities	-	-	34,881,000	5,010,341
Net change in cash and cash equivalents	(40,186)	(18,715)	143,878	20,666
Cash and cash equivalents, beginning of year	58,919	18,733	18	3

Cash and cash equivalents, end of year	18,733	18	143,896	20,669

Supplement disclosure of cash flow information:

Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

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

2) As disclosed in Note 1 to the consolidated financial statements, The9 Limited (the “Company”) was incorporated in December 22, 1999 in the Cayman Islands to be the holding company of the Group principally engaged in the development and operation of online games. In 2019, the Group attempted to enter into electric vehicle industry and now aims to become a diversified high-tech Internet company.

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

4) As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2017, 2018 and 2019

5) Translations of balances in the additional financial information of The9 Limited (“Parent Company”) — Financial Statements Schedule I from RMB into US$ as of December 31, 2019 and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

