Form 20-F
period 2020-12-31
The9 LTD
filed 2021-03-29
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

George Lai, Chief Financial Officer

Tel: +86-21-6108-6080

Email: georgelai@corp.the9.com

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing thirty Class A ordinary shares	NCTY	Nasdaq Capital Market
Class A ordinary shares, par value US$0.01 per share*		Nasdaq Capital Market*

*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 264,663,535 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 251,056,201 Class A ordinary shares (excluding 6,539,367 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒    No  ☐

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated affiliated entities, (2) the terms “affiliated entities” and “affiliated PRC entities” refer to our consolidated affiliated PRC entities, including, among others, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Affiliated PRC Entities,” (3) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents thirty Class A ordinary shares, (4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our business is primarily conducted in China and a significant portion of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2020 at US$1.00 to RMB6.5250, which was the noon buying rate in effect as of December 31, 2020. The prevailing rate on March 19, 2021 was US$1.00 to RMB6.5070. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

On December 15, 2004, our ADSs commenced trading on the Nasdaq Global Market under the symbol “NCTY.” In October 2018, we transferred our listing venue to the Nasdaq Capital Market. On May 6, 2019, we adjusted our authorized share capital and adopted dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. Currently, each ADS represents thirty Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.            Selected Financial Information

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements were prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data
Revenues(2)	56,286	73,208	17,492	343	625	96
Sales taxes	(86)	(59)	(61)	(2)	—	—
Net revenues	56,200	73,149	17,431	341	625	96
Cost of revenues	(48,519)	(23,782)	(16,436)	(1,342)	(814)	(125)
Gross profit (loss)	7,681	49,367	995	(1,001)	(189)	(29)
Operating (expenses) income	(306,892)	(163,027)	(105,991)	(162,746)	336,870	51,628
Other operating income, net	3,605	350	230	30	27	4
(Loss) income from operations	(295,606)	(113,310)	(104,766)	(163,717)	336,708	51,603
Impairment on equity investments and available-for-sale investments	(244,798)	—	(1,386)	(4,666)	(1,173)	(180)
Impairment on other investments	(2,807)	(9,109)	(7,776)	(3,791)	(18,000)	(2,759)
Impairment on other advances	—	—	—	(5,981)	—	—
Interest income	161	31	194	19	430	66
Interest expense	(56,472)	(83,922)	(104,777)	(34,502)	(4,070)	(624)
Fair value change on warrants liability	48,057	12,615	2,251	1,292	38	6
(Loss) gain on disposal of equity investees and available-for-sale investment	(1,217)	115	—	695	174	27
Gain on disposal of other investments	—	—	—	13,431	2,819	432
Gain on extinguishment of convertible notes	—	—	—	—	56,756	8,698
Gain on waiver of interest-free loan	—	—	—	—	35,398	5,425
Foreign exchange (loss) gain	(13,131)	19,206	(20,331)	(5,474)	(8,320)	(1,275)
Other income, net	3,179	4,670	1,599	9,373	2,005	307
(Loss) income before income tax expense and share of loss in equity method investments	(562,634)	(169,704)	(234,992)	(193,321)	402,765	61,726
Income tax benefit (expense)	6,079	—	—	—	(7,165)	(1,098)
Recovery of equity investment in excess of cost	—	60,549	—	—	—	—
Share of loss in equity investments	(110,535)	(2,938)	(4,293)	(2,847)	(2,166)	(332)
Net (loss) income	(667,090)	(112,093)	(239,285)	(196,168)	393,434	60,296
Net (loss) income attributable to:
Noncontrolling interest	(58,584)	3,956	(16,333)	(13,518)	(3,260)	(500)
Redeemable noncontrolling interest	(14,724)	2,117	(5,859)	(4,856)	(1,190)	(182)
The9 Limited	(593,782)	(118,166)	(217,093)	(177,794)	397,884	60,978
Change in redemption value of redeemable noncontrolling interest	82,890	57,126	40,919	12,828	1,190	182
Net (loss) income attributable to holders of ordinary shares	(676,672)	(175,292)	(258,012)	(190,622)	396,694	60,796
Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(1,755)	(9,526)	(1,314)	(794)	3,517	539
Total comprehensive (loss) income	(668,845)	(121,619)	(240,599)	(196,962)	396,951	60,835
Comprehensive (loss) income attributable to:
Noncontrolling interest	(58,584)	13,458	(24,888)	(19,738)	13,157	2,016
Redeemable noncontrolling interest	(14,724)	2,117	(5,859)	(4,856)	(1,190)	(182)
The9 Limited	(595,537)	(137,194)	(209,852)	(172,368)	384,984	59,001
Change in redemption value of redeemable non-controlling interest	(82,890)	(57,126)	(40,919)	(12,828)	(1,190)	(182)
Comprehensive (loss) income attributable to holders of ordinary shares	(678,427)	(194,320)	(250,771)	(185,196)	383,794	58,819
Net (loss) income attributable to holders of ordinary shares per share
Basic	(28.34)	(5.24)	(4.15)	(1.79)	2.42	0.37
Diluted	(28.34)	(5.24)	(4.15)	(1.79)	2.42	0.37
Net (loss) income attributable to holders of ordinary shares per ADS(3)
Basic	(850.20)	(157.20)	(124.50)	(53.70)	72.60	11.13
Diluted	(850.20)	(157.20)	(124.50)	(53.70)	72.60	11.13

	As of December 31,
	2016	2017	2018	2019(4)	2020(5)
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	38,878	142,624	4,256	10,113	31,696	4,858
Non-current assets	262,854	139,997	131,673	26,991	6,126	939
Total assets	350,892	323,109	164,687	181,459	48,441	7,424
Total current liabilities	573,749	819,445	908,424	1,058,083	364,373	55,843
Total equity (deficit)	(702,054)	(802,351)	(1,084,811)	(1,231,922)	(667,443)	(102,290)
Redeemable noncontrolling interest	246,771	306,015	341,075	349,047	349,047	53,494
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	350,892	323,109	164,687	181,459	48,441	7,424

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.5250 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

(2)	Effective from January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers, and have applied such accounting standards to the year ended December 31, 2018 and any subsequent fiscal year. The financial data for the years ended December 31, 2016 and 2017 have not been recast and as such are not comparable with the financial data for the years ended December 31, 2018, 2019 and 2020. The adoption of ASC 606 did not have material impact on our financial results.

(3)	Each ADS represents thirty Class A ordinary shares.

(4)	Effective from January 1, 2019, we adopted ASC 842, Leases, a new accounting standard on the recognition of right-of-use assets and lease liabilities, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. See Note 13 to our audited consolidated financial statements included elsewhere in this annual report for further information.

(5)	Effective from January 1, 2020, we adopted ASC 326, Credit Losses. The adoption of ASC 326 did not have significant impact on our consolidated financial statements and related disclosures as a result.

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

We incurred net losses of RMB239.3 million and RMB196.2 million for the year ended December 31, 2018 and 2019, respectively, as we continued to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. We recorded net income of and RMB393.4 million (US$60.3 million) for the year ended December 31, 2020, primarily due to gain on disposal of subsidiaries, which was of one-off nature. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

We recorded negative operating cash flows of RMB101.2 million, RMB54.2 million and RMB106.3 million (US$16.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Furthermore, as of December 31, 2018, 2019 and 2020, we recorded net current liabilities of RMB875.4 million, RMB903.6 million and RMB322.1 million (US$49.4 million), respectively. Our net current liabilities positions as of December 31, 2018, 2019 and 2020 were primarily due to continuous cash outflow in connection with our product development and sales and marketing activities, and in 2020, partially offset by gain on extinguishment of convertible notes and gain on disposal of subsidiaries. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB2,992.2 million (US$458.6 million) and total current liabilities exceeded total assets by approximately RMB315.9 million (US$48.4 million) as of December 31, 2020. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

Our consolidated financial statements for each of the three years ended December 31, 2020 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for each of the three years ended December 31, 2020 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

We are transitioning our business focus and our results of operations may be materially and adversely affected.

Historically, we primarily operated and developed proprietary and licensed online games. In 2019, we attempted to transition our business focus to electric vehicles and we expected to develop our electric vehicles business through a proposed joint venture with Faraday&Future Inc., or F&F. The electric vehicles business did not develop as we anticipated. Due to such business focus transition, our revenues decreased significantly from RMB17.5 million in 2018 to RMB0.3 million in 2019. Afterwards, we still operated our gaming business and recorded revenues of RMB0.6 million (US$0.1 million) in 2020. In early 2021, we decided to step into cryptocurrency mining business and started to devote resources and establish collaboration relationship with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021. Currently, we primarily focus on developing our cryptocurrencies mining business while still operate our gaming business. As we have limited experience in cryptocurrency mining business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. During such process, our results of operations and financial condition may not be improved in a timely manner, or at all. We cannot assure you that we will successfully transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, in March 2019, we entered into a joint venture agreement with F&F to establish a joint venture and serve China with electric vehicles designed and developed by F&F. However, the electric vehicles business did not develop as we anticipated. Currently, we are developing our cryptocurrency mining business and began cryptocurrency mining activities in February 2021. As a new entrant into the new lines of business, we face significant challenges, uncertainties and risks, including, among others, with respect to our ability to:

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	improve and maintain our operational efficiency for new lines of business;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure for our new lines of business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	navigate an evolving and complex regulatory environment, such as licensing and compliance requirements; and

•	manage the resources and attention of management between our current core business and new lines of business.

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with cryptocurrency and its mining activities, we also face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that our efforts in entry into new business sectors, such as our development of cryptocurrency mining business and our collaboration with Voodoo, a French game developer and publisher, related to hyper-casual games, will succeed. There can be no assurance that such operations will succeed or revert satisfactory results and our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, as our previous efforts to enter into blockchain business, in February 2018, we subscribed a total of 5,297,157 blockchain-related tokens to be issued by Telegram Inc., or Telegram, for a consideration of US$2.0 million with a third-party company and the tokens were expected to be issued in 2019. Telegram did not launch its products and terminated the project by refunding the investment to its investors. We received US$0.8 million refunds for the tokens.

As we enter into new business sectors, we are also subject to competition from such industry. For example, the cryptocurrency industry is highly competitive despite its relatively short history. There can be no assurance that we are able to compete effectively with respect to our new businesses. If we fail to establish our strengths or maintain our competitiveness in those industries, our business prospects, results of operations and financial condition may be materially and adversely affected.

We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.

We may continue to experience a material decrease in our cash and cash equivalents balance. We will require additional cash resources to fund our working capital and expenditure needs, such as acquisition costs of cryptocurrency mining machines, electricity expenses, product developments expenses, payment of license fees and royalties, sales and marketing activities, and investment or acquisition transactions.

Furthermore, we expect to continue to increase our global hash rate of Bitcoin, based on our current estimates and the market price of the Bitcoin mining machines, we expect to further invest approximately US$250 million in order to achieve our business goal. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed. For example, we entered into a share purchase agreement in June 2017 with each of Ark Pacific Special Opportunities Fund I, L.P. or AP Fund, and Incsight Limited, or Incsight, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, to raise an aggregate of US$30.0 million through equity financing. Such transactions did not succeed and were terminated in February 2019. In addition, in July 2019, we entered into a convertible note purchase agreement with Jupiter Excel Limited, or Jupiter Excel, pursuant to which we agreed to sell and Jupiter Excel agreed to purchase 12% convertible notes in an aggregate principal amount of US$30 million, or the 2019 Convertible Notes. The closing of the transaction was subject to certain closing conditions. Due to unfavorable market conditions and failure to satisfy the closing conditions, the proposed 2019 Convertible Notes transaction was not closed and the convertible note purchase agreement was terminated in March 2020.

To meet our anticipated working capital needs, we are considering multiple alternatives. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to complete any such transaction on acceptable terms or at all. If we are unable to obtain the necessary capital, we may need to seek to be acquired by another entity or cease operations.

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, as of the date of this annual report, we had Warrants and Representative’s Warrants outstanding, which represent right to purchase an aggregate number of up to 84,600,000 Class A ordinary shares. In February 2021, in accordance with the Purchase Agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors. In February 2021, we issued and sold a one-year convertible note in a principal amount of US$5.0 million to Streeterville Capital LLC, or Streeterville, at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. For details of the SEDA, see “Corporate History and Structure.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital” and “Description of Share Capital—History of Securities Issuance.” On February 16, 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed. Pursuant to the share purchase agreements, as soon as practicable following the filing of our annual report on Form 20-F for the year ended December 31, 2020, we should file a registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares. Any conversion of the convertible notes by Streeterville, sales request pursuant to the SEDA, exercise of the outstanding warrants or any issuance of new shares may cause significant dilution to our existing shareholders’ interest in our company.

Our ability to make scheduled principal or interest payments or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Incurrence of additional indebtedness could also result in operating and financing covenants restricting our business operations. In addition, we cannot assure you that any such future financing will be available to us in amounts or on terms acceptable to us, if at all. If we fail to obtain sufficient financing to fund our capital needs, our business, financial condition and results or operations could be materially and adversely affected.

Our results of operations may be negatively impacted by sharp decreases in the price of cryptocurrencies.

We began our cryptocurrency mining activities in February 2021. Our cryptocurrency mining revenue is determined by the fair value of the cryptocurrency award we receive, as determined by the quoted price of the related cryptocurrency at the time of receipt. The demand for, and pricing of, the cryptocurrencies that we receive from our mining activities is subject to various factors and significant fluctuations. For example, the price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. As we plan to hold all cryptocurrencies that we receive from our mining activities, we are subject to the risks and negative impacts that may be caused by the fluctuations in the price of those cryptocurrencies. Our risk exposure to cryptocurrency price fluctuation may increase in the future if we plan to further expand our cryptocurrency mining activities. We expect our results of operations to be affected by the prices of the cryptocurrencies as we may generate increasing revenue from our mining activities. Any significant reductions in the price of cryptocurrencies will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the price of cryptocurrencies we receive will remain high enough or that it will not decline significantly in the future. Furthermore, fluctuations in the price of cryptocurrencies may have an immediate impact on the trading price of our ADSs even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the price of cryptocurrencies. For example, the usage of cryptocurrency in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to cryptocurrency price volatility. If the price of cryptocurrencies drops, the expected economic return of cryptocurrency mining activities will diminish, thereby resulting in material and adverse impact to our results of operations.

If the market for cryptocurrency ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

If the market for cryptocurrencies ceases to exist or diminishes significantly, our efforts and investment in establishing and developing our cryptocurrency mining business may become futile. Several adverse factors may affect the market for cryptocurrencies. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the demand and the market for cryptocurrency. In addition, any event or rumor that generates negative publicity of cryptocurrency in general, such as allegations that it is used for money laundering or other illicit activities, could result in harm to our reputation, which in turn may negatively affect our results of operations.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of cryptocurrencies is subject to growing discussion and skepticism. Some claim that most of the actual services and businesses built within the cryptocurrency ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect their market price. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The skepticism about the decentralized nature of cryptocurrency may cause loss of confidence in the prospect of the cryptocurrency industry, which in turn could adversely affect the market demand for cryptocurrencies and our business.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, which could negatively affect our business, results of operations and financial position.

Changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of cryptocurrencies could result in an adverse effect on our business operations and results of operations. Currently, the regulations on cryptocurrency in PRC only apply to financial institutions and payment institutions. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Cryptocurrency.” Even though we do not believe that we are subject to such regulations as we are not financial institution or payment institution, there can be no assurance that there will not be future regulations that may be applicable to us. PRC regulations currently do not require PRC entities participating in cryptocurrency-related mining activities (including those entrusted by foreign entities to operate cryptocurrency mining in China) to obtain a specific license or have a specific scope of approved activities described in the business license. However, there can be no assurance that there will not be future regulations in this regard. In the event that future regulations are not favorable to our operations, our business prospects, results of operations and financial condition may be materially and adversely affected. If regulations in the PRC prohibit or restrict cryptocurrency mining activities in general, we may face legal and other liabilities and will experience a material loss of revenue. Certain mining assets currently owned by our Hong Kong wholly-owned subsidiary will be entrusted to its wholly owned subsidiary incorporate in PRC to manage these mining assets in the PRC. The Hong Kong wholly-owned subsidiary will pay a fee in a cost-plus basis which should be commensurate with the usage of these mining assets to its wholly owned PRC subsidiary under this arrangement. If we are unable to effect this arrangement in a timely manner, our Hong Kong wholly-owned subsidiary, as a foreign company, may not be able to directly participate in cryptocurrency-related mining activities in China. In the event of this happens, our Hong Kong wholly-owned subsidiary may then transfer the mining assets to its wholly owned PRC subsidiary and such transfer may create significant tax expenses to us.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of cryptocurrencies, which may adversely affect our results of operations. While cryptocurrencies have gradually gained more market acceptance and attention, they are anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of cryptocurrencies.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrencies will be able to cope with, or benefit from, those changes. In addition, as cryptocurrencies mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we operate, may also affect our business operations. There had been strong criticism surrounding the environmental impacts of cryptocurrency mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded by taking actions to restrict cryptocurrency mining activities.

Substantial increases in the supply of mining machines connected to the cryptocurrency network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of cryptocurrency mining activities, which would affect our business prospects, results of operations and financial condition.

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. The cryptocurrency algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the cryptocurrency network, cryptocurrency mining difficulty would increase together with the total computing power available in the cryptocurrency network, which is in turn affected by the number of cryptocurrency mining machines in operation. As a result, a strong growth in our cryptocurrency mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and coupled with the decrease in cryptocurrency reward, result in downward pressure on the expected economic return of cryptocurrency mining.

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, may suffer from hacking and fraud risks, which may adversely affect the economic return of our cryptocurrency mining business.

Cryptocurrency transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target cryptocurrency exchanges and cryptocurrency transactions, to gain access to thousands of accounts and digital wallets where cryptocurrency are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and all cryptocurrency transactions are permanent because there is no third party or payment processor. Cryptocurrency like Bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of Bitcoin and other cryptocurrencies and therefore affecting their demand and price. Also, the price and exchange of cryptocurrency may be affected due to fraud risk. While cryptocurrency uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. All of the above may adversely affect our operation and the economic return of our cryptocurrency mining business.

Currently, our Bitcoins received from the Bitcoin mining pool are stored in our Bitcoin electronic wallet. The wallet is designated to have a dedicated multi-signature system. It takes approval from a majority of signatories to transfer Bitcoins out from our wallet. Six of our management level employees were assigned as the signatories of such electronic wallet. Each signatory holds an electronic private key password. In order to ensure the password will not be forgotten or lost by the signatory, each password is kept in a safe box at a bank. The safe boxes are registered under the accounts of two of our wholly-owned subsidiaries. Despite our efforts and measures to ensure the safety of our cryptocurrencies and the transactions, there can be no assurance that such efforts or measures are effective. We may still suffer from cryptocurrency hacking and fraud and the economic return of our cryptocurrency mining business may be materially and adversely affected.

Our gaming business is intensely competitive and “hit” driven. If we do not deliver new “hit” products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

The gaming industry is a highly competitive and dynamic market, and, if we still commit to gaming business, our future success depends not only on the popularity of our existing online games but also, in a large part, on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and requires high levels of innovation and significant investments. We currently focus on and have made significant investment in developing our own proprietary games, primarily mobile games. We are also working with Voodoo to cooperate on the publishing and operations of casual games in China. However, we do not have a proven track record of developing, publishing or operating such games or other online games. While new products are regularly introduced, only a small number of “hit” titles account for a significant portion of total revenues in our industry. We may decide to cease to operate or develop any game that is no longer profitable. For example, we ceased to operate Knight Forever and Q Jiang San Guo in 2019 and Pop Fashion in 2020. There is no assurance that any new game, proprietary, licensed or otherwise, to be introduced by us from time to time, including those named in “Business—Products and Services,” could become “hit” products and be widely accepted by the customers and the market. We may continue to incur losses, and experience net cash outflow from operating activities, decrease in cash and cash equivalents balance and net current liabilities if we fail to introduce “hit” games or products which gain substantial market acceptance. In addition, “hit” products offered by our competitors may take a larger share of the market than we anticipate, which could cause revenues generated by our products to fall below expectations. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We currently focus on cooperating with Voodoo to publish and operate its casual games in China and we target to obtain licenses to games to further grow our business. We have invested significant time and resources in developing our proprietary online games, including a new mobile game that we were developing based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. As of the date of this annual report, such license has expired and we are in the process of negotiation with Smilegate Entertainment Inc., or Smilegate to re-gain the license for such game development. However, there is no assurance that we can successfully develop the games we invest in, that we may successfully launch the games as expected on a timely basis, or at all, or any newly games to be launched would be widely accepted by game players. In particular, the development and operation of a game usually involves significant investments and dedication of time and resources, but the resulting game product may not yield the financial return that we anticipate. Our business strategies may also involve the development and marketing of new products and services for which there are no established markets in China or in which we lack experience and expertise. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

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

In addition to developing and offering our own proprietary games, we and our joint ventures also seek to offer games licensed from game licensors. Historically, we have operated a number of games licensed from game licensors, most of which already expired or terminated, and may operate additional games licensed from game licensors in the future. In September 2020, we entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. Currently, we are in the process of game development and localization of Voodoo’s games. There is no assurance that we or our joint ventures will be able to acquire new online game licenses or favorable terms or at all, or that we or our joint ventures will be able to renew the game licenses upon their expiration.

We and our joint ventures need to renew existing licenses and may need to obtain new online game licenses, and any failure to do so on favorable terms or at all may materially and adversely affect our business, financial condition and results of operations. Online game developers may not grant or continue to grant licenses to us or our joint ventures due to commercial or other reasons. For example, our exclusive license from Smilegate to publish and operate CrossFire 2 in China was terminated in 2017 due to the slowdown of massively multiplayer online game market. In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020, which already expired. We are in the process of negotiating with Smilegate to re-gain the license for such game development. Additionally, in connection with the game license, we may be subject to certain conditions or milestones relating to, among others, payment, game operations and profitability. If we or our joint ventures are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or our joint ventures, resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game developers either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or our joint ventures, or otherwise, our operating results and our business would be harmed. We cannot assure you that online game developers will renew their license agreements with us or our joint ventures, or grant us or our joint ventures a license for any new online games that they will develop or make available to us or our joint ventures expansion packs for existing games. Any failure to obtain or renew online game licenses from online game operators could harm our future results of operations or the growth of our business.

If we are unable to successfully re-gain license for CrossFire New Mobile Game, launch or operate CrossFire New Mobile Game or other licensed games in China, our future results of operations may be materially and adversely affected.

We have invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game. In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. The license period for CrossFire New Mobile Game has expired and we are in the process of negotiating with Smilegate to re-gain the license for such game development. There can be no assurance that we will be able to obtain such license from Smilegate or launch CrossFire New Mobile Game. In the event that we cannot re-gain such license, our investment into and devotion to the development of CrossFire New Mobile Game may be futile. Even if we are able to re-gain license for such game, there is no assurance that CrossFire New Mobile Game can be successfully developed, tested and launched, or that once CrossFire New Mobile Game is launched, we will be able to continue to operate the game at a profit or at all. The relevant Chinese governmental authorities may delay or deny the granting of the approvals required for the open beta test, commercial launch or operation of CrossFire New Mobile Game due to the content of the game or other factors. Furthermore, there is no assurance that CrossFire New Mobile Game will attract sufficient users and be commercially successful.

Similarly, we may not be able to successfully launch or operate other licensed games in China, such as the ones we are cooperating with Voodoo to publish and operate. There can be no assurance on how long it will take us to successfully launch or operate such licensed games. In the event such games are launched, we may not be able to operate them successfully, generate results as we anticipated, gain market popularity or make profit. Our failure to launch and operate other licensed games successfully may impair licensors’ confidence in us, they may render their cooperation with us ineffective and unsatisfactory, which may materially and adversely affect our business, results of operations, financial conditions and prospects.

We may not be able to get approval for renewing our current foreign games, or for licensing new foreign games, if the PRC regulatory authorities promote a policy of domestic online or mobile game development and tighten approval criteria for online or mobile game imports.

We licensed and operated foreign games and may still do so in the near future, such as the games we cooperated with Voodoo. In the past, such foreign games mainly included massively multiplayer online role-playing games (MMORPGs) or casual games. Since 2004, relevant government authorities have promulgated several circulars, according to which the development of domestically developed online games, including mobile games, will be strategically supported by the PRC government. For example, in July 2005, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Culture issued the Opinion on Development and Management of Online Games, or the Opinion. The Opinion provided that domestic software development companies, network service providers and content providers will be encouraged, guided and supported to develop and promote self-developed and self-owned online games so that such games can take up a leading position in the domestic market and expand into the international market.

The government will also encourage the development of derivative products to domestic online games. In support of this policy, the General Administration of Press and Publication, Radio, Fil and Television (formerly known as the General Administration of Press and Publication), or GAPPRFT, may tighten approval criteria for online game imports in an effort to protect the development of domestic online game enterprises, as well as to limit the influence of foreign culture on Chinese youth. If GAPPRFT implements such rules and policies, we may not be able to get approval for renewing our current foreign game licenses or for licensing new foreign games, and our business, financial condition and results of operations may be materially and adversely affected.

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

Our business may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Substantially all of our employees are located in Shanghai. Our employees in Shanghai were unable to go to our offices for an extended period. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions.

The quarantining requirements and work-from-home situation may materially and adversely disrupt our operating efficiency and productivity and cause delay in our business operations. If we fail to timely accomplish our business goals due to such disruptions, our business may be materially and adversely affected. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations, financial condition and cash flow will depend on future developments, which are highly uncertain and cannot be predicted.

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

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in August 2014, we formed a joint venture company, System Link Corporation Limited, or System Link, with Qihoo 360, for publishing and operating Firefall, a massive multiplayer online first person shooting game, or MMOFPS, in China. In the same month, System Link licensed Firefall from our subsidiary Red 5 Singapore Pte. Ltd., or Red 5 Singapore, for a term of five years. In March 2019, we entered into a joint venture agreement with F&F. The immediate objective of this joint venture was to exclusively manufacture and distribute certain electric car model designed and developed by F&F in China. The electric vehicles business did not develop as we anticipated. In addition, in May 2019, we entered into a joint venture agreement with Shenzhen EN-plus Technologies Co., Ltd., or EN+, to establish a joint venture to engage in sales of electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services relating to charging equipment and platforms for electric vehicles. Currently, we do not expect to pursue such joint venture opportunity with EN+.

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

The industries we operate in are subject to rapid technological change. We need to anticipate the emergence of new technologies in cryptocurrency mining and online games, assess their acceptance and make appropriate investments. If we are unable to do so, new technologies in cryptocurrency mining and online game programming or operations could render our cryptocurrency mining inefficient or our games obsolete or unattractive. In addition, our business may be harmed if we are unable to upgrade our systems fast enough to accommodate increasing computing power and fluctuations in future traffic levels, avoid obsolescence or successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response and processing time, affecting data transmission and efficiency. These factors could, among other things, cause our cryptocurrency mining activities to become inefficient or cause us to lose existing or potential customers and existing or potential game development partners.

We have been and may be subject to future intellectual property rights claims or other claims, which could result in substantial costs and diversion of our financial and management resources away from our business.

There is no assurance that all aspects of our business operation do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

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

In preparing our consolidated financial statements for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Due to such material weakness, in connection with the presentation of our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020, we determined that we did not correctly apply the accounting policies relating to the extinguishment of convertible note and therefore did not present our financial information in our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 correctly. We later restated the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 to present the correct financial information. There can be no assurance that we are able to maintain effective internal control and there is no guarantee that similar error will not happen again.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. We are hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We will establish clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

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

Changes in accounting standards may adversely affect our financial statements

A change in accounting standards or practices may have a significant effect on our results of operations and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the application thereof and changes to current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification 606, “Revenue from Contracts with Customers,” or ASC 606, became effective on January 1, 2018. We adopted ASC 606 on January 1, 2018. Effective from January 1, 2019, we adopted ASC 842, a new accounting standard on the recognition of right-of-use assets and lease liabilities issued by FASB, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. As a result, we recorded operating lease right-of-assets of RMB9.3 million, current portion of operating lease liabilities of RMB3.4 million and non-current portion of operating lease liabilities of RMB6.3 million as of December 31, 2019. Effective from January 1, 2020, we adopted ASC 326, Credit Losses. The adoption of ASC 326 did not have significant impact on our consolidated financial statements and related disclosures as a result. There may be other standards that become effective in the future that may have a material impact on our consolidated financial statements and will result in a significant gross up of both our assets and liabilities.

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

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially with respect to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our affiliated PRC entities through contractual arrangements will not be deemed as foreign investment in the future. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2020), or the 2020 Negative List, was jointly issued by the Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, on June 23, 2020, which took effect on July 23, 2020, repealing and replacing the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2019). The 2020 Negative List stipulates the special administrative measures on access of foreign investment. Industries not listed in the 2020 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other PRC laws. Our current business operations in China falls in the “prohibited” industry for foreign investment. However, even though FIL does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online game operation services over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, our affiliated PRC entity, to hold and maintain the licenses necessary for the operation of our online games in China.

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

Subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and affiliated PRC entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our affiliated PRC entity prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we are advised by our PRC legal counsel that, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our PRC subsidiaries or affiliated PRC entity are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2018, 2019 and 2020, Shanghai IT contributed 92.2%, 53.5% and 100%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

The principal shareholders of our affiliated PRC entity have potential conflicts of interest with us, which may adversely affect our business.

Zhimin Lin and Wei Ji, two of our employees, are the principal shareholders of Shanghai IT, our affiliated entities. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in our affiliated PRC entity. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Due to the population of mobile internet and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of Internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In October 2019, GAPPRFT issued the Notice by the General Administration of Press and Publication of Preventing Minors from Indulging in Online Games, or Anti-indulgence Notice, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, game operators are not allowed to provide underage users with any form of access to online games during the period from 22:00 p.m. each day to 8:00 a.m. of the next day and the total length of time for game operators to provide underage users with access to online games cannot exceed three hours a day during statutory holidays or 1.5 hours a day on days other than statutory holidays. In addition, online transactions are capped monthly at RMB200 or RMB400, depending on a minor’s age. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Capital Market and our ADSs will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC laws, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) direct or indirect payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—General Risks Related to Our Shares, ADSs and Warrants—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Our subsidiaries and affiliated entities in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the PRC, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and affiliated entities in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, our affiliated entities which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate till November 23, 2020. As the HNTE qualification has expired in 2020, Shanghai IT was no longer entitled to enjoy preferential EIT.

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

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value added tax, or VAT, in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling and Wuxi QuDong, as general VAT payers are subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and affiliated PRC entity as small-scale VAT payers are subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and affiliated PRC entity may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

General Risks Related to Our Shares, ADSs and Warrants

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares, or MVPHS, minimum MVLS, and various additional requirements. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum MVLS for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs would be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We later transferred our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement. On August 5, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement. On November 12, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until May 11, 2021, to regain compliance with Nasdaq’s minimum MVLS requirement. On January 21, 2021, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement. If we fail to satisfy Nasdaq Capital Market’s continued listing requirements going forward and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market.

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

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance listing standards applicable to U.S. listed companies. We are entitled to rely on a provision in the Nasdaq corporate governance listing standards that allows us to elect to follow Cayman Islands “home county” corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, in each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our then effective stock option plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(c). In June 2020, we also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2020, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of income and assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases, the portion of our gross income attributable to the passive types decreases, and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Further, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If our shareholders sell or are perceived by the market to sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell or are perceived by the market to sell a substantial amount of Class A ordinary shares, the prevailing market price for our ADSs could be adversely affected.

We may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

The market price for our ADSs may be volatile.

In early 2021, we have experienced extreme price volatility. During the year 2021 up to the date of this annual report, the closing trade price of our ADSs ranged from US$6.62 to US$82.89 per ADS. Such extreme price volatility was probably attributable to our decision to step into cryptocurrency mining business. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	the market price of cryptocurrency;

•	the development of our cryptocurrency mining business;

•	changes in financial estimates by securities analysts;

•	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;

•	changes in the economic performance or market valuations of other Internet companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in the exchange rates between the U.S. dollar and the RMB;

•	addition or departure of key personnel; and

•	pending and potential litigation.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The Warrants are speculative in nature.

The Warrants offered by us do not confer any rights of ordinary share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire our Class A ordinary shares at a fixed price. Specifically, as of the date of this annual report, each Warrant represent the right of the holders thereof to purchase 0.1 ADS at an exercise price of US$3.7 per ADS, each ADS representing thirty Class A ordinary shares. The numbers of the ADSs and the exercise price of the Warrants have reflected the adjustments as the result of the change in ADS-to-Class A ordinary shares ratio from each ADS representing three Class A ordinary shares to each ADS representing thirty Class A ordinary shares effected on October 19, 2020.

There is no public market for the Warrants offered by us and we do not expect one to develop.

There is presently no established public trading market for the Warrants offered by us and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of the Warrants will be limited.

Purchasers of our Warrants will not have any rights of common shareholders until such Warrants are exercised.

The Warrants offered by us do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price.

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

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of March 23, 2021, Mr. Jun Zhu beneficially owned approximately 70.8% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

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

Because Mr. Jun Zhu holds a majority of the total outstanding voting power in our company for the election of our board of directors, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our board of directors, the composition of which is controlled by Mr. Jun Zhu, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

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

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as Mr. Zhu is able to control the composition of our board and our board determines to rely upon one or more of such exemptions.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Cayman Islands law, including the provisions of the Companies Act (As Revised) of the Cayman Islands, or the “Companies Act,” and by our Second Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Our Second Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

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

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and by the Companies Act and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

A.          History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly-owned subsidiary of GameNow in China that we disposed in February 2020. We now conduct our operations through Shanghai Hui Ling, a direct wholly-owned subsidiary of GameNow in China.

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

Our ADSs, each currently representing thirty Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs had been listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. As a result of such ADS ratio change, the exercise rate and the exercise price of the Warrants were adjusted from each Warrant representing the right of the holders thereof to purchase one ADS at an exercise price of US$0.37 per ADS, each ADS then representing three Class A ordinary shares, to each Warrant representing the right of the holders thereof to purchase 0.1 ADS at an exercise price of US$3.7 per ADS, each ADS representing thirty Class A ordinary shares, effective at the closing of business on October 19, 2020.

In September 2018, we completed a share exchange transaction with Leading Choice Holding Limited, or Leading Choice, a company incorporated in Hong Kong, and the shareholder of Leading Choice for the issuance and sale of 21,000,000 ordinary shares of our company to Leading Choice in exchange for 20% equity interest in Leading Choice at that time as consideration. In June 2020, we entered into a definitive agreement with a third party to sell the shares we held in Leading Choice for consideration of US$25,000. The transaction was closed in July 2020.

In September 2018, we completed a share exchange transaction with Plutux Limited, or Plutux, a company incorporated in Gibraltar, and a shareholder of Plutux for the issuance and sale of 21,000,000 ordinary shares of our company to the participating shareholder of Plutux in exchange for 8% equity interest in Plutux at that time as consideration. We currently do not expect to pursue such investment.

In March 2019, we signed a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute, and sell electric vehicles in China. We subsequently amended the joint venture agreement in June, July and September 2019, respectively. Pursuant to the joint venture agreement and the amendments with F&F, we are obligated to make a total of US$600.0 million in total capital contribution to the joint venture which are payable in three installments as follows: (i) the first installment in the amount of US$200.0 million shall be contributed in in accordance with the payment schedule of license fees to be agreed in the license agreement with F&F, (ii) the second installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the definitive arrangement relating to the use right in a piece of land in China, and (iii) the third installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the achievement of certain car model design milestone by F&F. In March 2019, we borrowed an interest-free loan in a principal amount of US$5.0 million from Ark Pacific Associates Limited. In April 2019, the entire principal amount was paid out by Ark Pacific Associates Limited to F&F as non-refundable deposit, upon our request and on our behalf. In November 2020, we converted our initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of such conversion, the capital commitment in the joint venture agreement was deemed to be released. We may consider to cooperate with F&F to the extent possible in the future.

We undertook a corporate restructure to facilitate the sale of the equity interests in certain subsidiaries that collectively held the properties previously mortgaged to secure the Convertible Notes. In September 2019, we entered into a definitive agreement with Kapler Pte. Ltd, or Kapler, an indirect subsidiary of Keppel Corporation Limited, a multi-business company providing solutions for sustainable urbanization, pursuant to which 100% equity interest in several then subsidiaries of our company in China, namely China The9 Interactive (Shanghai) Ltd., The9 Computer and Shanghai Kaie Information Technology Co., Ltd., or Shanghai Kaie, that collectively own Zhangjiang Micro-electronic Port Block #3 were sold to Kapler in exchange for consideration of RMB493.0 million. Other assets and liabilities previously held by the subsidiaries sold were transferred to Shanghai Hui Ling. We terminated the contractual arrangements between The9 Computer and Shanghai IT, and Shanghai Hui Ling entered into new contractual arrangements with Shanghai IT, replacing The9 Computer. The share pledge over the equity interest in The9 Computer to secure the Convertible Notes was released and de-registered in May 2019. This transaction was completed in February 2020.

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

In May 2019, we incorporated The9 EV Limited in Hong Kong, and The9 EV Limited holds 50% interest in FF The9 China Joint Venture Limited, the joint venture we established with F&F under the laws of Hong Kong in September 2019. We currently do not expect to pursue such joint venture opportunity.

In June 2019, we and our wholly-owned subsidiary entered into a share purchase agreement with Comtec Windpark Renewable (Holdings) Co., Ltd, a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712). Pursuant to the share purchase agreement, we issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin Power System Design and Research Company, or Zhenjiang Kexin, a lithium battery management system and power storage system supplier. We do not expect to pursue such investment and such investment has been written off.

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

In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. The license period for CrossFire New Mobile Game has expired and we are in the process of negotiating with Smilegate to re-gain the license for such game development. There can be no assurance that we will be able to obtain such license from Smilegate or launch CrossFire New Mobile Game. See “Item 3. Key Information D. Risk Factors—Risks Related to our Business and Industry—If we or our joint ventures fail to renew or acquire new online game licenses on favorable terms or at all, our future results of operations and profitability may be materially impacted” and “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—If we are unable to successfully re-gain license for CrossFire New Mobile Game, launch or operate CrossFire New Mobile Game or other licensed games in China, our future results of operations may be materially and adversely affected.”

In February 2020, we issued and sold (i) a one-year convertible note in a principal amount of US$500,000, (ii) 70,000 ADSs, and (iii) 3,300,000 Class A ordinary shares, for an aggregate consideration of US$500,000 to Iliad Research and Trading, L.P., or Iliad. The convertible note bears interest at a rate of 6.0% per year, compounded daily. The convertible note was fully repaid and settled in December 2020. In accordance with the convertible note, upon repayment of the convertible note, we have repurchased the 3,300,000 Class A ordinary shares previously issued to Iliad for nominal consideration.

On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS, each then representing three Class A ordinary shares of the Company, was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement.

On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement. On August 5, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement.

In December 2018, we failed to repay the senior convertible notes issued and sold by us in December 2015 upon the maturity date and later entered into a deed of settlement and several amendments with Splendid Days, the holder of the Convertible Notes in relation to the repayment schedule for the overdue Convertible Notes. On May 29, 2020, we entered into a Settlement Deed with Splendid Days and other parties named therein relating to Convertible Notes repayment. Pursuant to the Settlement Deed, the interest rate on the Convertible Notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original Convertible Notes issuance date until February 21, 2020, the date on which interest stopped to accrue on the Convertible Notes. We settled approximately US$50.0 million of the total outstanding amount due to Splendid Days and its affiliates primarily relating to Convertible Notes in aggregate by cash and further settled the remaining portion on June 12, 2020 by an initial issuance of 32,400,000 Class A ordinary shares to Splendid Days. In accordance with the terms and conditions set forth in the Settlement Deed, the interest-free loan of US$5.0 million extended by Ark Pacific Associates Limited, an affiliate of Splendid Days, was waived in December 2020.

On June 17, 2020, our board of directors and board committees authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares of our company to certain directors, officers, employees and consultants of our company as share incentive awards for their services to us pursuant to our Eighth Amended and Restated 2004 Stock Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. All the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions.

In September 2020, we entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. In December 2020, we entered into an amendment to the master cooperation and publishing agreement to adjust the total consideration thereunder. Pursuant to the master cooperation and publishing agreement and its amendment, we obtained exclusive licenses of several games developed by Voodoo. Voodoo granted us an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to us and as a minimum guarantee payment with respect to the first game, as amended by the amendment to the master cooperation and publishing agreement, we paid US$3.0 million in cash to Voodoo. Pursuant to the master cooperation and publishing agreement, we may further pay Voodoo an aggregate amount of US$10.0 million in cash based on the agreed timetable, subject to satisfaction of certain conditions related to delivery of games by Voodoo. Due to uncertainty in the game development, the upfront payment has been fully impaired in the second half of 2020.

In October 2020, we completed an offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 Warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 Warrants to purchase an additional 352,500 ADSs, each ADS representing thirty Class A ordinary shares, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments. In connection with such offering, we also issued Representative’s Warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering. We received net proceeds of US$8.1 million from such offering.

On November 12, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until May 11, 2021, to regain compliance with Nasdaq’s minimum MVLS requirement. On January 21, 2021, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement.

On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally-binding term sheet. Those investors are collectively referred to as the Investors in this annual report. Pursuant to the Purchase Agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2020. The warrants are divided into four equal tranches: Tranche I Warrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. Each tranche of the warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of our company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the timeframes of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. In addition, the Tranche III Warrants will be automatically forfeited with nil consideration in the event that the Tranche II Warrants fail to become exercisable within the specified timeframe and the Tranche IV Warrants will be automatically forfeited with nil consideration in the event that Tranche II or the Tranche III Warrants fail to become exercisable within the specified timeframe. The Investors shall make payment of the purchase price and the exercise price for the warrants in (i) cash, (ii) cryptocurrencies, or (iii) a combination of both, at our election. Pursuant to the Purchase Agreement, upon the satisfaction of the market capitalization condition of Tranche III Warrants, the Investors will be entitled to collectively appoint one director to our board of directors. Such appointment right will automatically terminate on the later of (i) the third anniversary of the closing date, and (ii) the date on which the Investors collectively hold less than 5% of our total number of ordinary shares on a fully diluted basis. The transaction was closed in February 2021 and we received the total purchase price for 8,108,100 Class A ordinary shares of US$1.0 million fully in cash. As of the date of this annual report, none of the Tranche I Warrants, Tranche II Warrants, Tranche III Warrants or Tranche IV Warrants was exercised. The Investors are expected to devote cryptocurrencies mining industry resources to us for our development of cryptocurrencies mining business.

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share.

In February 2021, NBTC Limited, our wholly-owned subsidiary, signed a strategic cooperation framework purchase agreement, or the Cooperation Agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. We completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. In March 2021, NiuLian Technology (ShaoXing) Co., Ltd., our indirect wholly-owned subsidiary, has signed the second purchase order with MicroBT under the Cooperation Agreement. This second batch of purchase consists of 482 WhatsMiner M31S+ machines. The hash rate of each of these WhatsMiner M31S+ machines is approximately 80-86TH/s, with the power consumption of approximately 38-42W/T. These WhatsMiner M31S+ machines had been delivered and The9’s Bitcoin hash rate will be increased by approximately 40 PH/s. In addition to the WhatsMiner bitcoin mining machines, we also plan to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or the Purchaser, pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. Pursuant to the SEDA, the preliminary purchase price per ADS, or the Preliminary Purchase Price, shall initially be 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by us, or the Preliminary Pricing Period (the date of payment of Preliminary Purchase Price being the Preliminary Closing Date), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date, or the Secondary Pricing Period, or (B) 85% of the average of the five daily volume weighted average price of our ADSs during the Secondary Pricing Period, or the Final Purchase Price. If the Final Purchase Price is less than the Preliminary Purchase Price, we shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to us. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs. We intend to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund our business growth.

In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

In February 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed. Pursuant to the share purchase agreements, as soon as practicable following the filing of our annual report on Form 20-F for the year ended December 31, 2020, we should file a registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares.

In February 2021, we entered into a legally binding memorandum of understanding on the acquisition of 70% equity interest in Hangzhou SuanLiTechnology Co., Ltd., a cryptocurrency cloud mining blockchain Software-as-a-Service company. The acquisition consideration would be approximately US$7 million, subject to due diligence and valuation to be conducted by an independent valuation firm. We will pay the acquisition consideration by issuance of Class A ordinary shares at a price of US$82.89 per ADS, representing the closing market price of our ADSs prior to the signing of the memorandum of understanding.

In February 2021, we signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for cash consideration of US$10 million.

In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, we signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. According to the memoranda of understanding, we will issue approximately 5,883,750 Class A ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 per Class A ordinary share (equivalent to US$38.51 per ADS) The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed six months after the signing of the definitive agreements. We will designate an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value, and will make adjustment to the number of Class A ordinary shares to be issued if needed.

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, the first installment of US$16.6 million had been paid.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

Our principal executive office is located at 17 Floor, No. 130 Wu Song Road, Shanghai 200080, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands.

B.            Business Overview

For the year ended December 31, 2020, we operated and developed proprietary and licensed online games. We generated our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs. We are also transitioning to cryptocurrencies mining business.

Online Games

We operate and develop proprietary or licensed online games, primarily mobile games, and TV games.

As of the date of this annual report, we are operating the following online games in China:

Game	Developer	Description	Status
Legend of Immortals	The9	Mobile game	Launched in 2020
The World of Kings	The9	Mobile game	Launched in 2020

•	Legend of Immortals. Legend of Immortals is our proprietary MMORPG game that we have been developing since 2019. We launched it in 2020

•	The World of Kings. The World of Kings is a licensed MMORPG game, which we launched in 2020.

We previously also operated “Knight Forever” mobile game, “Q Jiang San Guo” mobile game and “Pop Fashion” mobile game. Knight Forever and Q Jiang San Guo ceased operations in 2019 and Pop Fashion ceased operations in 2020. We used to have license from Smilegate to develop CrossFire New Mobile Game. However, such license expired by October 31, 2020 before we are able to launch CrossFire New Mobile Game. We are in the process of negotiating with Smilegate to re-gain the license for such game development. There can be no assurance that we will be able to obtain such license from Smilegate or launch CrossFire New Mobile Game. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—If we or our joint ventures fail to renew or acquire new online game licenses on favorable terms or at all, our future results of operations and profitability may be materially impacted” and “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—If we are unable to successfully re-gain license for CrossFire New Mobile Game, launch or operate CrossFire New Mobile Game or other licensed games in China, our future results of operations may be materially and adversely affected.”

We entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. In December 2020, we entered into an amendment to the master cooperation and publishing agreement to adjust the total consideration thereunder. Pursuant to the master cooperation and publishing agreement and its amendment, we obtained exclusive licenses of several games developed by Voodoo. Voodoo granted us an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to us and as a minimum guarantee payment with respect to the first game, as amended by the amendment to the master cooperation and publishing agreement, we paid US$3.0 million in cash to Voodoo. Pursuant to the master cooperation and publishing agreement, we may further pay Voodoo an aggregate amount of US$10.0 million in cash based on the agreed timetable, subject to satisfaction of certain conditions related to delivery of games by Voodoo. Currently, we are in the process of game development and localization of Voodoo’s games. Due to uncertainty in the game development, the upfront payment has been fully impaired in the second half of 2020.

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

Cryptocurrency

On January 25, 2021, we signed a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li. The transaction was closed in February 2021. The Investors are expected to devote cryptocurrencies mining industry resources to us for our development of cryptocurrencies mining business. We may explore to develop our cryptocurrencies mining business in the future.

In February 2021, NBTC Limited, our wholly-owned subsidiary, signed a strategic cooperation framework purchase agreement, or the Cooperation Agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. We completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. In March 2021, NiuLian Technology (ShaoXing) Co., Ltd., our indirect wholly-owned subsidiary, has signed the second purchase order with MicroBT under the Cooperation Agreement. This second batch of purchase consists of 482 WhatsMiner M31S+ machines. The hash rate of each of these WhatsMiner M31S+ machines is approximately 80-86TH/s, with the power consumption of approximately 38-42W/T. These WhatsMiner M31S+ machines had been delivered and The9’s Bitcoin hash rate will be increased by approximately 40 PH/s. Other than WhatsMiner bitcoin mining machines, we also plan to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, the first installment of US$16.6 million had been paid.

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of March 28, 2021, we owned approximately 126 Bitcoins. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities. We currently plan to hold all digital assets that we receive until we need to sell such assets to meet cash demands for our costs and expenses expenditures.

Our Bitcoins received from the Bitcoin mining pool are stored in our Bitcoin electronic wallet. The wallet is designated to have a dedicated multi-signature system. It takes approval from a majority of signatories to transfer Bitcoins out from our wallet. Six of our management level employees were assigned as the signatories of such electronic wallet. Each signatory holds an electronic private key password. In order to ensure the password will not be forgotten or lost by the signatory, each password is kept in a safe box at a bank. The safe boxes are registered under the accounts of two of our wholly-owned subsidiaries. We will continue to refine and optimize our holding, storage and custodial practices.

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

Competition

Our major competitors include, but are not limited to, online game operators in China. As we step into cryptocurrency mining business, we are also subject to competition of cryptocurrency mining business.

Our competitors include many well-known domestic and international players. We expect that competition in cryptocurrency mining industry will continue to be intense as we compete not only with existing players that have been focused on cryptocurrency mining, but also new entrants that include well-established players in internet industry, and players who were not predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Competition among the top companies engaging in cryptocurrency mining business, such as Marathon Patent Group, Riot Blockchain and Bit Digital, has increased in recent years. All cryptocurrency mining companies compete for sourcing mining machines at reasonable prices. In addition, cloud mining is gaining popularity outside of Chinese market, which increases the demand for mining machines. The statistical fact that there are more Bitcoins currently stored in electronic wallets than Bitcoins remain to be mined may further exacerbate overall competition in the cryptocurrency industry. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Company and Our Industry—New lines of business or new products and services may subject us to additional risks.” and “Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.”

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

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Government Regulations

Regulations on Cryptocurrency

On December, 2013, five ministries and commissions including the People’s Bank of China, the Ministry of Industry and Information Technology of China, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission issued the “Notice on Preventing Bitcoin Risks”, which identified Bitcoin as a “specified virtual commodity” that does not have the same legal status as currency, and should not be circulated as currency in the market. Financial institutions and payment institutions are prohibited from conducting bitcoin-related businesses.

On September, 2017, seven ministries including the People’s Bank of China, the Central Cyberspace Administration of China, the Ministry of Industry and Information Technology, the China Banking Regulatory Commission, the China Securities Regulatory Commission, the Insurance Regulatory Commission and the State Administration for Industry and Commerce issued the “Announcement on Preventing the Financing Risks of Coin Offering,” which recognized the Initial Coin Offering (ICO) is essentially an act of illegal public financing without approval. It immediately stopped all kinds of domestic ICO, clearly stipulating that no organization or individual may illegally engage in ICO activities. The currency financing transaction platform shall not engage in the exchange business between legal currency, and “virtual currency,” and financial institutions and payment institutions shall not conduct business related to ICO.

Since then, the People’s Bank of China and other financial regulatory agencies and industry associations have repeatedly reiterated that the issuance and financing of virtual digital currency/tokens is suspected of illegal and criminal activities by issuing risk warning announcements, rectification and self-examination notices, and prohibits financial institutions or payments institutions carry out virtual currency sales, transactions and other related businesses or provide services for this.

As we do not engage in operations as a financial institution or payment institution, we do not believe we are currently subject to such regulations. However, there can be no assurance that there will not be future regulations that may be applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, which could negatively affect our business, results of operations and financial position.”

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by The Special Administrative Measures on Access of Foreign Investment (Negative List), as amended from time to time, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on June 23, 2020 and became effective on July 23, 2020.

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

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. As a result, we conduct our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, our affiliated PRC entity. Shanghai IT is owned by Zhimin Lin and Wei Ji, both of whom are PRC citizens.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and our affiliated PRC entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Therefore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by the GAPPRFT prior to commencement of operations in China.

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

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into China is regulated in several ways. We are required to register with MOFCOM any license agreement with a foreign licensor that involves an import of technologies, including online game software into China. Without that registration, we may not remit licensing fees out of China to any foreign game licensor. In addition, MCT requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, MCT may impose penalties on us. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of China to any foreign game licensor and we are not allowed to publish or reproduce the imported game software in China.

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

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

•	The Company Law of People’s Republic of China;

•	Foreign Investment Law (2019); and

•	Implementation Regulations for the Foreign Investment Law (2019).

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

The9 Limited
(Cayman Islands)
100%
9City Asia Limited
(Hong Kong)
100%
NBTC Limited
(Hong Kong)
100%
China Crown
Technology Limited
(Hong Kong)
100%
GameNow.net (Hong
Kong) Limited
(Hong Kong)
China The9 Interactive
Limited
(Hong Kong)
100%
Offshore
Onshore PRC
100%
Niulian Technology
(Shaoxing) Co., Ltd.
100%
Jiutuo (Shanghai)
Information
Technology Co., Ltd.
100%
Shanghai Jiugang
Electronic Technology
Co., Ltd.
100%
Hui Ling Computer
Technology Consulting
(Shanghai) Co., Ltd
Shanghai The9
Information Technology
Co., Ltd
Equity interest
Contractual arrangements

D.            Property, Plants and Equipment

Our headquarters are located on premises comprising over 1,500 square meters in an office building in Shanghai, China. We lease all of our premises from unrelated third-parties. Our former headquarters were sold to Kapler, the consideration of which was used to repay the Convertible Notes. In addition, we have subsidiaries located in the United States and Singapore and small branch offices in Beijing, China.

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

A.            Operating Results

The major factors affecting our results of operations and financial conditions include:

•	our revenues’ composition and sources of revenues;

•	our cost of revenues; and

•	our operating expenses.

Revenue Composition and Sources of Revenue. In 2018, 2019 and 2020, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. The following table sets forth our revenues generated from providing online game services and other services, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue:
Online game services	16,551	94.6	304	88.5	625	96	100.0
Other revenues	941	5.4	39	11.5	—	—	—
Total revenues	17,492	100.0	343	100.0	625	96	100.0

Online Game Services. In 2018, 2019 and 2020, revenues from our online game services amounted to RMB16.6 million, RMB0.3 million and RMB0.6 million (US$0.1 million), respectively. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed. Future usage patterns may differ from the historical usage patterns on which the virtual items and services consumption model is based. We will continue to monitor the operational statistics and usage patterns affecting our recognition of these revenues.

As we became an agent in the operation of IPTV games since August 1, 2018, we started to record our IPTV revenues net of amounts we paid to third-party operators.

Other Revenues. Other revenues mainly included revenues from the provision of technical services to customers.

Cost of Revenues. Our cost of revenues consists of costs directly attributable to rendering our services, including online game royalties, payroll, revenue sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software and other overhead expenses directly attributable to the services we provide.

As we became an agent in the operation of IPTV games since August 1, 2018, we started to record our IPTV revenues net of amounts we paid to third-party operators, and such amounts were no longer included in the cost of revenues.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment of other long-lived assets, impairment on advance and other assets and gain on disposal of subsidiaries.

Product Development Expenses. Our product development expenses consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of our proprietary games. Other overhead product development costs include costs incurred by us to develop, maintain, monitor and manage our websites. Our product development expenses amounted to RMB24.6 million, RMB13.1 million and RMB2.4 million (US$0.4 million) for the year ended December 31, 2018, 2019 and 2020, respectively. Most of our proprietary online games have entered into their final stages of development and we have the ability to control the level of discretionary spending on product development in the near future.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB2.3 million, RMB2.1 million and RMB0.6 million (US$0.1 million) for the year ended December 31, 2018, 2019 and 2020, respectively.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, provision of allowance for doubtful accounts, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services and equity transactions. General and administration expenses amounted to RMB89.6 million, RMB113.9 million and RMB108.7 million (US$16.7 million) for the year ended December 31, 2018, 2019 and 2020, respectively.

Impairment on other long-lived assets. We recorded impairment on other long-lived assets of nil, RMB34.9 million and RMB6.5 million (US$0.1 million) for the years ended December 31, 2018, 2019 and 2020. For the year ended December 31, 2020, we recorded an impairment on the prepaid license fee of Cross Fire New Mobile Game due to the uncertainty of the development of the game.

Impairment on advance and other assets. We recorded impairment on other long-lived assets of nil, nil and RMB20.4 million (US$3.1 million) for the years ended December 31, 2018, 2019 and 2020. For the year ended December 31, 2020, we recorded an impairment on the advance to Voodoo due to uncertainty of the development and commercial launch of the game in the future as our business gradually transited from games to cryptocurrency mining

Gain on disposal of subsidiaries. We had gain on disposal of subsidiaries of RMB10.5 million, RMB1.2 million and RMB475.6 million (US$72.9 million) for the year ended December 31, 2018, 2019 and 2020. For the year ended December 31, 2020, the gain was derived from the disposal of C9I Shanghai, Shanghai Kaie and The9 Computer and the court-order liquidation of Asian Development.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and was amended on July 11, 2017 and March 20, 2019. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, C9I Beijing and Wuxi QuDong as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or affiliated PRC entities as small-scale VAT payers will be subject to VAT at the rate of 3%.

Our subsidiaries in the United States are registered in California and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ending December 31, 2019 and subsequent taxable years and state income tax at a rate of 8.84%, respectively.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Deferred revenue relates to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was nil for the year ended December 31, 2020.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2018, 2019 and 2020, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2018, 2019 and 2020, we did not have any material interest and penalties associated with tax positions.

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

Determining the fair value of stock options requires significant judgment. We measure the fair value of the stock options using the Black- Scholes option-pricing model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The expected term represents the period of time that the awards granted are expected to be outstanding. The expected term is determined based on historical data on employee exercise and post-vesting employment termination behavior, or the “simplified” method for stock option awards with the characteristics of “plain vanilla” options for 2010 and 2011. Expected volatilities are based on historical volatilities of our ordinary shares. Risk-free interest rate is based on U.S. government bonds issued with maturity terms similar to the expected term of the stock-based awards. While we paid a discretionary cash dividend in January 2009, we do not anticipate paying any recurring cash dividends in the foreseeable future.

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

Share-based compensation expenses of RMB3.9 million, RMB21.3 million and RMB55.1 million (US$8.4 million) were recognized for the year ended December 31, 2018, 2019 and 2020, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors, including compensation cost due to the acceleration vesting and exercise of options in June 2017.

Allowance for doubtful accounts

Starting from January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-13. Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in Accounting Standards Codifications (“ASC”) Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses (“CECL”) methodology which will result in more timely recognition of credit losses. There was no significant impact on its consolidated financial statements and related disclosures as a result. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. We provided an allowance for doubtful accounts of RMB21.2 million, RMB0.2 million and RMB2.3 million (US$0.4 million) for the years ended December 2018, 2019 and 2020, respectively. We have written-off an amount of RMB22.2 million, RMB3.2 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment loss on investments of RMB9.2 million, RMB8.5 million and RMB19.2 million (US$2.9 million) was recognized in 2018, 2019 and 2020, respectively.

Impairment of Long-lived Assets

We review long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to nil, RMB34.9 million and RMB6.5 million (US$1.0 million) were recognized in 2018, 2019 and 2020, respectively.

Refund of WoW Game Points

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.1 million) as of December 31, 2020.

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

We present the occurred debt issuance costs as a direct deduction from the convertible notes. Amortization of the costs is reported as interest expense.

Upon the extinguishment of the convertible notes, the reacquisition price is allocated to the repurchased beneficial conversion feature measured at the intrinsic value as of the extinguishment date, the residual amount allocated to convertible debt. The difference between the reacquisition price of convertible debt and the net carrying amount of the extinguished convertible debt is recognized as gain or loss in the statement of operations and comprehensive (loss) gain of the period of extinguishment.

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

We account for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. We classify warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. The proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. For liability classified warrants, the warrants are initial recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2<29> to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(1)
Consolidated Statement of Operation Data
Revenues:
Online game services	16,551,080	303,577	625,488	95,860
Other revenues	941,335	39,500	—	—
Sales taxes	(60,557)	(1,582)	—	—
Net revenues	17,431,858	341,495	625,488	95,860
Cost of revenues	(16,435,590)	(1,342,266)	(814,136)	(124,772)
Gross profit (loss)	996,268	(1,000,771)	(188,648)	(28,912)
Operating (expenses) income:
Product development	(24,555,308)	(13,090,530)	(2,438,095)	(373,654)
Sales and marketing	(2,325,818)	(2,114,519)	(646,492)	(99,079)
General and administrative	(89,583,331)	(113,867,000)	(108,747,919)	(16,666,348)
Impairment on other long-lived assets	—	(34,881,000)	(6,515,200)	(998,498)
Impairment on advance and other assets	—	—	(20,371,500)	(3,122,069)
Gain on disposal of subsidiaries	10,473,159	1,206,925	475,588,803	72,887,173
Total operating (expenses) income	(105,991,298)	(162,746,124)	336,869,597	51,627,525
Other operating income, net	229,538	30,240	27,358	4,193
(Loss) income from operations	(104,765,492)	(163,716,655)	336,708,307	51,602,806
Impairment on equity investments	(1,386,174)	(4,666,128)	(1,172,755)	(179,733)
Impairment on other investments	(7,776,157)	(3,791,039)	(18,000,000)	(2,758,621)
Impairment on other advances	—	(5,980,788)	—	—
Interest income	193,928	18,576	429,732	65,859
Interest expense	(104,776,674)	(34,501,556)	(4,070,179)	(623,782)
Fair value change on warrants liability	2,251,427	1,292,244	37,851	5,801
Gain on disposal of equity investee and available-for-sale investments	—	694,628	174,295	26,712
Gain on disposal of other investments	—	13,430,588	2,818,643	431,976
Gain on extinguishment of convertible notes	—	—	56,755,902	8,698,223
Gain on waiver of interest-free loan	—	—	35,397,500	5,424,904
Foreign exchange loss	(20,331,430)	(5,474,002)	(8,319,669)	(1,275,045)
Other income, net	1,598,663	9,372,652	2,005,143	307,302
(Loss) income before income tax expense and share of loss in equity method investments	(234,991,909)	(193,321,480)	402,764,770	61,726,402
Income tax expense	—	—	(7,165,097)	(1,098,099)
Share of loss in equity investments	(4,292,887)	(2,847,260)	(2,165,935)	(331,944)
Net (loss) income	(239,284,796)	(196,168,740)	393,433,738	60,296,359
Net loss attributable to noncontrolling interest	(16,332,968)	(13,517,983)	(3,259,528)	(499,545)
Net loss attributable to redeemable noncontrolling interest	(5,858,902)	(4,855,589)	(1,190,122)	(182,394)
Net (loss) income attributable to The9 Limited	(217,092,926)	(177,795,168)	397,883,388	60,978,298
Change in redemption value of redeemable noncontrolling interest	(40,918,773)	(12,827,598)	(1,190,122)	(182,394)
Net (loss) income attributable to holders of ordinary shares	(258,011,699)	(190,622,766)	396,693,266	60,795,904

Notes:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.5250 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—A. Selected Financial Information—Exchange Rate Information.”

Year 2020 Compared to Year 2019

Revenues. Our revenues increased by 82.3%, from RMB0.3 million in 2019 to RMB0.6 million (US$0.1 million) in 2020, primarily due to the increase in revenue from online game services of Shanghai IT. The newly launched games, Legend of Immortals and The World of Kings, generated revenue of RMB0.5 million (US$0.1 million) in 2020.

Cost of Revenues. Cost of revenues decreased by 39.3% from RMB1.3 million in 2019 to RMB0.8 million (US$0.1 million) in 2020, primarily due to the decrease in payroll as a result of the optimization of our organizational structure in 2020.

Operating (expenses)/income. We gained operating income in 2020 primarily due to gain on disposal of subsidiaries of RMB475.6 million (US$72.9 million).

Product Development Expenses. Product development expenses decreased by 81.4% from RMB13.1 million in 2019 to RMB2.4 million (US$0.4 million) in 2020. The decrease was primarily due to a decrease in development cost of online games in 2020.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 69.4% from RMB2.1 million in 2019 to RMB0.6 million (US$0.1 million) in 2020. The decrease in sales and marketing expenses was primarily due to a decrease in payroll expenses given the company scale down its operation on games.

General and Administrative Expenses. General and administrative expenses decreased by 4.5% from RMB113.9 million in 2019 to RMB108.7 million (US$16.7 million) in 2020. The decrease was primarily due to a decrease in consulting expenses.

Impairment of Other Long-lived Assets. We recorded impairment of other long-lived assets of RMB6.5 million (US$0.1 million) in 2020, which was mainly due to uncertainty of the development of Cross Fire New Mobile Game . We recorded impairment of other long-lived assets of RMB34.9 million in 2019, which was mainly due to impairment on the prepaid initial deposit in the joint venture in 2019.

Impairment on advance and other assets. We had impairment on advance and other assets of RMB20.4 million (US$3.1 million) in 2020 as we have gradually transited our business focus from games to cryptocurrency mining, hence, the advance to Voodoo was impaired.

Gain on Disposal of Subsidiaries. We had gain on disposal of subsidiaries of RMB475.6 million (US$72.9 million) in 2020, including gain on disposal of three subsidiaries that held mortgaged properties and court-order liquidation of Asian Development. We had gain on disposal of subsidiaries of RMB1.2 million in 2019, including gain on disposal of two immaterial subsidiaries that did not have significant business operations.

Other Operating Income. We had other operating income of RMB0.03 million (US$0.01 million) in 2020, including primarily service income. We had other operating income of RMB0.03 million in 2019, including primarily office rental income.

Impairment on Equity Investments and Available-for-sale Investments. We recorded an impairment on equity investments and available-for-sale investments of RMB1.2 million (US$0.2 million) in 2020, primarily due to weaker performance of Nanyang Herbs Pte. Ltd., or Nanyang Herbs. We recorded an impairment on equity investments and available-for-sale investments of RMB4.7 million in 2019, primarily due to the decrease in the market value of our investments in Leading Choice.

Impairment on Other Advances. We recorded an impairment of other advances of nil in 2020. We recorded an impairment of other advances of RMB6.0 million in 2019, primarily due to delay in the issuance of certain blockchain-related tokens to us and possible termination of such tokens subscription.

Impairment on Other Investments. We recorded an impairment of other investments amounting of RMB18.0 million (US$2.8 million) in 2020, primarily due to weaker performance of SIVA, Shanyeyunye and Beijing Weiming Naonao Technology Co., Ltd., or Beijing Naonao. We recorded an impairment of other investment amounting of RMB3.8 million in 2019, primarily due to the decrease in the market value of our investments in Zhenjiang Kexin and Smartposting.

Gain on extinguishment of convertible debt. We had gain on extinguishment of convertible debt of RMB56.8 million (US$8.7 million) in 2020, due to the extinguishment of convertible notes with Splendid Days.

Gain on waiver of loan. We had gain on waiver of loan of RMB35.4 million (US$5.4 million) in 2020, due to waiver of interest-free loan from Ark Pacific Associates Limited.

Interest Income. Interest income increased from RMB0.02 million in 2019 to RMB0.4 million (US$0.07 million) in 2020.

Interest Expenses. Interest expenses decreased from RMB34.5 million in 2019 to RMB4.1 million (US$0.6 million) in 2020, primarily due to the repayment of the convertible notes. The interest expenses were recognized under effective interest rate with net carrying amount of Convertible Notes within contract term. While after Convertible Notes were due, interest expenses were recognized using nominal interest rate with principal amount.

Fair Value Change on Warrants Liability. We had a fair value change on convertible notes and warrants liability of RMB0.04 million (US$0.01 million) in 2020, as compared to RMB1.3 million in 2019, primarily due to the settlement of convertible notes in year 2020.

Gain on Disposal of Equity Investee and Available-for-sale Investment. We had gain on disposal of equity investee and available-for-sale investment of RMB0.2 million (US$0.03 million) in 2020 due to the disposal of Leading Choice. We had gain on disposal of equity investee and available-for-sale investment of RMB0.7 million in 2019.

Foreign Exchange Loss. We recorded foreign exchange loss of RMB8.3 million (US$1.3 million) in 2020, as compared to foreign exchange loss of RMB5.5 million in 2019, primarily due to the depreciation of US dollar against RMB in 2020.

Other Income, Net. We recorded other income, net, of RMB2.0 million (US$0.3 million) in 2020, as compared to other net income of RMB9.4 million in 2019, primarily due to a decrease in gain on disposal of fixed assets.

Share of Loss in Equity Method Investments. We recorded a share of loss in equity method investments of RMB2.2 million (US$0.3 million) in 2020. We recorded a share of loss in equity method investments of RMB2.8 million in 2019, primarily due to the loss absorbed for the investment in Nanyang Herbs in 2020 and Big Data in 2019.

Net Loss Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we had a net gain attributable to our holders of ordinary shares of RMB396.7 million (US$60.8 million) in 2020.

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

Current PRC regulations restrict our affiliated entities and subsidiaries from paying dividends in the following two principal aspects: (i) our affiliated entities and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2020, such restricted portion was RMB7.7 million (US$1.2 million). We have not directed our PRC subsidiaries or affiliated entities to distribute any dividends to-date.

The aggregate net assets as of December 31, 2018, 2019 and 2020, as reflected on our statutory accounts, including registered capital and statutory reserves, were approximately RMB42.4 million, RMB40.2 million and RMB53.0 million (US$8.1 million) higher than the amounts determined under U.S. GAAP, respectively.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2018, 2019 and 2020, we had RMB4.3 million, RMB10.1 million and RMB31.7 million (US$4.9 million), respectively, in cash and cash equivalents. The increase in cash and cash equivalents from 2019 to 2020 was primarily due to the cash flows from the disposal of three subsidiaries. The increase in cash and cash equivalents from 2018 to 2019 was primarily due to the cash flows from the disposal of other investment and proceeds from transfer of tokens.

We have an accumulated deficit of approximately RMB2,992.2 million (US$458.6 million) and total current liabilities exceeded total assets by approximately RMB315.9 million (US$48.4 million) as of December 31, 2020. We also had a net gain of approximately RMB393.4 million (US$60.3 million) for the year ended December 31, 2020 and have not generated significant revenues or positive cash flows from operations since 2009.

We are transforming our business focus from online games development and operation to cryptocurrency mining. As we plan to further increase our global hash rate of Bitcoin, based on our current estimates and the market price of the Bitcoin mining machine, the total amount of funds that we may need for our business operation in order to achieve our business goal is approximately US$250 million. We have issued and may continue to issue restricted shares of our company, rather than cash, to acquire second-hand Bitcoin mining machines from their owners, which may lower the total amount of cash required to operate our cryptocurrency business and to achieve our business target. We plan to satisfy these funding needs by means of fund raising and sale of some of our Bitcoins. We may also consider initiating mining activities of other cryptocurrencies.

To meet our working capital needs, we are also considering multiple alternatives, including but not limited to additional equity and debt financing, as described below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Additional Equity and Debt Financing

In February 2020, we issued and sold a one-year convertible note for consideration of US$500,000 to Iliad. In October 2020, we completed an offering of 2,350,000 ADSs and 27,025,000 Warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares, and raised net proceeds of US$8.1 million.

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville Capital LLC, or Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share.

In February 2021. we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or the Purchaser, pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. Pursuant to the SEDA, the preliminary purchase price per ADS, or the Preliminary Purchase Price, shall initially be 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by us, or the Preliminary Pricing Period, (the date of payment of Preliminary Purchase Price is the Preliminary Closing Date), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date, or the Secondary Pricing Period, or (B) 85% of the average of the five daily volume weighted average price of our ADSs during the Secondary Pricing Period, or the Final Purchase Price. If the Final Purchase Price is less than the Preliminary Purchase Price, we shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to us. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs. We intend to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund our business growth.

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we issued 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

We may continue to do similar equity financing in the future.

If we are unable to obtain the necessary capital, we will need to license or sell our assets, seek to be acquired by another entity and/or cease operations. See “Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We believe that, upon the successful implementation of the foregoing potential sources of cash flow, we may have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the 12 months following the date of this annual report.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$(1)

	(in thousands)
Net cash used in operating activities	(101,201)	(54,175)	(106,253)	(16,284)
Net cash (used in) / provided by investing activities	(17,315)	60,879	438,263	67,167
Net cash provided by/(used in) financing activities	(18,357)	40,923	(310,686)	(47,615)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,495)	1,257	259	40
Cash reclassified as held for sale	—	(43,027)	—	—
Net change in cash and cash equivalents	(138,368)	5,857	21,583	3,308
Cash and cash equivalents at beginning of year	142,624	4,256	10,113	1,550
Cash and cash equivalents at end of year	4,256	10,113	31,696	4,858

Operating Activities

Net cash used in operating activities was RMB106.3 million (US$16.3 million) in 2020, compared to RMB54.2 million in 2019 and RMB101.2 million in 2018. The increase of net cash used in operating activities in 2020 was mainly due to the fact that we paid a minimum guarantee payment to Voodoo amounted to RMB20.4 million (US$3.0 million) and payments made on interest payable and accrued expenses.

The net cash used in operating activities in 2020 primarily reflected a net gain of RMB393.4 million (US$60.3 million), partially offset by gain on disposal of subsidiaries of RMB475.6 million (US$72.9 million), gain on extinguishment of Convertible Notes of RMB56.8 million (US$8.7 million) and gain on waiver of interest-free loan of RMB35.4 million (US$5.4 million).

The net cash used in operating activities in 2019 primarily reflected a net loss of RMB196.2 million, partially offset by consulting fee paid by issuance of shares of RMB35.1 million, impairment on other long-lived assets of RMB34.9 million, interest expense on Convertible Notes of RMB33.2 million, share-based compensation expense of RMB21.8 million, and changes in accrued expenses and other current liabilities of RMB11.9 million.

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

Investing Activities

Net cash provided by investing activities was RMB438.3 million (US$67.2 million) in 2020, which primarily included (i) proceeds from disposal of subsidiaries of RMB443.9 million (US$68.0 million), (ii) partially offset by purchase for other investments of RMB8.0 million (US$1.2 million).

Net cash provided by investing activities was RMB60.9 million in 2019, which primarily included (i) proceeds from disposal of assets and liabilities classified as held for sale of RMB49.3 million, (ii) proceeds from disposal of other investments of RMB37.0 million, (iii) proceeds from transferred tokens of RMB6.9 million, and (iv) initial deposit payment of RMB34.9 million to joint venture.

Net cash used in investing activities was RMB17.3 million in 2018, which primarily included (i) advance payment of US$2.0 million to subscribe tokens of a third party, (ii) purchase of other investments of RMB5.3 million, and (iii) proceeds from disposal of assets and liabilities held for sale of RMB2.8 million.

Financing Activities

Net cash used in financing activities in 2020 was RMB310.7 million (US$47.6 million), primarily attributable to the repayments of convertible notes and interest-free loan of RMB318.9 million (US$48.9 million), repayment of a loan from a related party of RMB42.5 million (US$6.5 million), partially offset against the proceeds from the issuance of ordinary shares and warrants of RMB47.4 million (US$7.3 million).

Net cash provided by financing activities in 2019 was RMB40.9 million, primarily attributable to proceeds of other loans of RMB34.9 million and loan from a related party of RMB16.1 million, partially offset by repayment of a loan from a related party of RMB10.0 million.

Net cash used in financing activities in 2018 was RMB18.4 million, primarily attributable to the repayment of RMB29.1 million of a loan from a related party, partially offset by a loan from a related party of RMB11.0 million.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.1 million) as of December 31, 2020.

Capital Expenditures

We incurred capital expenditures of RMB0.2 million, RMB0.8 million and RMB0.4 million (US$0.06 million) in 2018, 2019 and 2020, respectively. The capital expenditures principally consisted of purchases of computers and other items related to our network infrastructure. If we license new games or enter into strategic joint ventures or acquisitions, we may require additional funds for necessary capital expenditures.

C.            Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our proprietary online games and the maintenance of our websites. Our research and development expenses were RMB24.6 million, RMB13.1 million and RMB2.4 million (US$0.4 million) in 2018, 2019 and 2020, respectively.

D.            Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.            Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and other commitments under as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands of RMB)
Service arrangement(1)	6,397	6,397	—	—	—
Operating lease obligations(2)	6,499	3,996	2,503	—	—
Total	12,896	10,393	2,503	—	—

Notes:

(1)	Includes minimum guaranteed payments under service arrangement with Thurgau Limited related to the agency fee on the disposal of three subsidiaries that collectively held the Previously Mortgaged Properties.

(2)	Operating lease obligations related to the lease of office space, parking lots and warehouse.

G.            Safe Harbor

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

•	our ability to return to profitability or raise sufficient capital to cover our capital needs;

•	our ability to identify business development focus;

•	our ability to develop our cryptocurrency mining business and difficulty of cryptocurrency mining to generate sufficient economic return;

•	the price fluctuation and market demand of cryptocurrencies;

•	risks inherent in cryptocurrencies, such as hacking, fraud and safety concerns;

•	our ability to successfully launch and operate additional games in China and overseas;

•	uncertainties in and the timeliness of obtaining necessary governmental approvals and licenses for operating any new online game;

•	risks inherent in the online game business;

•	risks associated with our future acquisitions and investments;

•	our ability to compete effectively against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	54	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	60	Independent Director
Kwok Keung Chau(1)(2)	44	Independent Director
Ka Keung Yeung(1)(2)	62	Independent Director
George Lai (Lai Kwok Ho)	44	Director and Chief Finance Officer
Chris Shen	52	Vice President

Notes:

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

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

Ka Keung Yeung has served as our independent director since July 2005. Mr. Yeung also serves as a director of Phoenix New Media Limited (NYSE: FENG), a subsidiary of Phoenix Media Investment (Holdings) Ltd. (Phoenix TV), of which he serves as the chief financial officer, company secretary and qualified accountant. Mr. Yeung joined Phoenix TV in March 1996 and is in charge of all its internal and external financial management and arrangements and also supervises administration and personnel matters. Mr. Yeung graduated from the University of Birmingham in the United Kingdom and is qualified as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the fields of finance and business development.

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

Chris Shen has served as our president since September 2020 and served as our vice president from January 2006 to September 2020. Mr. Shen joined us in August 2005 as our senior director of marketing and is in charge of our mobile social gaming platform and marketing and public relations activities. Prior to joining us, Mr. Shen served as the group account director and account director for several renowned advertising agencies in Shanghai and Taipei, mainly serving multinational companies in various industries, such as consumer goods, financial services and retail. During the past twelve years, Mr. Shen helped numerous local and international brands plan and executed various marketing initiatives. Mr. Shen received his bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

B.            Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2020 was approximately RMB3.5 million (US$0.5 million) and RMB1.0 million (US$0.2 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

Share Incentive Plan

Eighth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017 and December 2018. By the amendment to the Option Plan in December 2018, we increased the total number of ordinary shares reserved under the Option Plan from 34,449,614 to 100,000,000. As of March 23, 2021, options to purchase 50,000 Class A ordinary shares under the Option Plan were outstanding and 91,965,000 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units. In September 2018 our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeit and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. In June 2020, our board of directors and board committees authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares of our company to certain directors, officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. As of the date of this annual report, all the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions. In February 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of March 23, 2021 and that remained outstanding.

	Restricted Shares Issued		Total Number of Ordinary Shares Underlying Options	Exercise Price (in US$)	Expiration Date
Jun Zhu	43,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai	8,849,991		—	—	—
Chris Shen	*		—	—	—
All Directors and Senior Executive Officers as a Group	55,949,991		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)        Consists of 7,500,000 Class B ordinary shares and 36,300,000 Class A ordinary shares.

As of March 23, 2021, 35,865,000 restricted Class A ordinary shares and options to purchase 50,000 Class A ordinary shares outstanding under the Option Plan were issued or granted to the other individuals as a group.

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

C.            Board Practices

Board of Directors

Our board of directors consists of the following five directors: Jun Zhu, Kwok Keung Chau, Davin A. Mackenzie, Ka Keung Yeung and George Lai. A director is not required to hold any shares in our company by way of qualification. Any director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested, and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered and voted upon. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and issue debentures, debenture stock or other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

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

D.            Employees

As of December 31, 2020, we had 47 employees, all of them were based in China, including 35 in management and administration, one in our customer service center, seven in game operations, sales and marketing, and four in product development, including supplier management personnel and technical support personnel. We had 105 and 61 employees as of December 31, 2018 and 2019, respectively. The decrease in the number of employees was primarily due to our business restructuring. We consider our relations with our employees to be good.

E.            Share Ownership

As of March 23, 2021, there were 353,964,065 ordinary shares outstanding, being the sum of 340,356,731 Class A ordinary shares (excluding 1,963,297 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs) and 13,607,334 Class B ordinary shares, excluding the Class A ordinary shares that we may be obligated to issue pursuant to the terms and conditions of the Warrants and the Representative’s Warrants.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 23, 2021 by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
	Class A	Class B	Total ordinary shares on an as converted basis	%(2)	% of aggregate voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	42,563,545	13,607,334	56,170,879	15.9	70.8
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho)(5)	8,849,991	—	8,849,991	2.5	*
Chris Shen	*	—	*	*	*
All Directors and Senior Executive Officers as a Group	55,057,040	13,607,334	68,664,374	19.4	72.0
Principal Shareholders:
Jun Zhu(4)	42,563,545	13,607,334	56,170,879	15.9	70.8
JPKONG LTD(6)	49,801,786	—	49,801,786	12.4	*
Qifeng Sun Ltd.(7)	24,900,894	—	24,900,894	6.6	*
Root Grace Ltd.(8)	24,900,894	—	24,900,894	6.6	*
Plutux Labs Limited(9)	21,000,000	—	21,000,000	5.9	2.1

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 23, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security.

(2)	Percentage of beneficial ownership is based on 353,964,065 ordinary shares outstanding as of March 23, 2021, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 23, 2021.

(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 36,300,000 Class A ordinary shares in the form of restricted shares and 5,351,451 Class A ordinary shares represented by ADSs held by Jun Zhu.

(5)	Includes 5,400,021 Class A ordinary shares in the form of restricted shares and 3,449,970 Class A ordinary shares represented by American depositary shares directly held by George Lai.

(6)	Includes 46,198,186 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD. JPKONG LTD. is a British company wholly owned and controlled by Mr. Jianping Kong. The registered address for JPKONG LTD. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Includes 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Qifeng Sun Ltd. Qifeng Sun Ltd. is a Virgin company wholly owned and controlled by Mr. Qifeng Sun. The registered address for Qifeng Sun Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(8)	Includes 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Root Grace Ltd. Root Grace Ltd. is a Islands company wholly owned and controlled by Mr. Enguang Li. The registered address for Root Grace Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)	Includes 21,000,000 Class A ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

To our knowledge, as of March 23, 2021, 194,749,082 Class A ordinary shares (including 1,963,297 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Investments or Agreements entered into with Affiliated Entities or Associates

In 2013, we entered into an agreement with ZTE9, an equity investee of us, to jointly operate IPTV games in the PRC. According to the agreement, we paid ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, we entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.2 million) and all outstanding balances have been offset. No IPTV business transaction in 2019 and 2020 and total amount due to ZTE9 for IPTV business was RMB0.2 million and nil as of December 31, 2019 and 2020, respectively. No borrowing lent to ZTE9 in 2019 and 2020 and total amount due from ZTE9 for outstanding loans was RMB1.0 million and nil as of December 31, 2019 and 2020, respectively.

We charged a service fee to Big Data, a previous subsidiary and now an equity investee of ours, amounted to RMB0.02 million and nil in 2019 and 2020, respectively. As of December 31, 2019 and 2020, the total amount due from Big Data was RMB0.1 million and RMB0.1 million (US$0.02 million), respectively.

In March 2019, we entered into a joint venture agreement with F&F, and subsequently attempted to enter into electric vehicle business. In April 2019, we paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited, an affiliate of Splendid Days Limited. In November 2020, we converted initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed to be released.

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

In February 2020, we entrusted a nominee to hold trust shares of 50% in Nanyang Herbs. In March 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. We have invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020.

In June 2020, we entered into an investment agreement to establish Shandong Shanyeyunye, where we invested a total of RMB5.0 million (US$0.8 million) in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operates chess and card leisure games in the Province of Shandong.

In August 2020, we entered into an investment agreement with Beijing Naonao, which aims to develop and operate games designed for therapy purposes. We invested RMB3.0 million (US$0.5 million) in Beijing Naonao for an equity interest of 9.09%.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB11.0 million, RMB16.1 million and nil in loan to us in 2018, 2019 and 2020, respectively. The loans are interest-free. We have repaid a total of nil and RMB42.5 million (US$6.5 million) for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, RMB57.1 million, RMB 63.2 million and RMB20.6 million (US$3.2 million) of such loan remained outstanding, respectively.

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

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT to recover RMB57.5 million of principal and interest that we previously raised to finance the early phase development of CrossFire New Mobile Game. We cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against Wuxi Qudong and Shanghai IT. As of the date of this annual report, we have not received any appeal claim.

Shanghai Oh Yeah Information Technology Co., Ltd. filed several related civil claims in April 2019 against joint defendants including Shanghai IT, ZTE9 and a third-party defendant, regarding copyright infringements of their intellectual property to the Intellectual Property Court of Shanghai with a total aggregated claim amount of RMB3.0 million. We have assessed the likelihood of the outcome and have accrued an amount for the contingency. On July 28, 2020, the Intellectual Property Court of Shanghai granted the claims withdrawal request from Shanghai Oh Yeah Information Technology Co., Ltd. and underlying legal proceeding was dismissed.

Due to our failure to repay the Convertible Notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting our company and some of our subsidiaries and affiliated PRC entity from disposing our assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against our company, our subsidiaries and affiliated PRC entity. We entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against us has been discharged. Upon the satisfaction of the conditions set forth in the Settlement Deed, the arbitration proceeding will be terminated.

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

A.            Offer and Listing Details

Our ADSs, each currently representing thirty Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs had been listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. In October 2018, we transferred our listing venue to the Nasdaq Capital Market. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares.

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs have been listed on the Nasdaq Capital Market since October 2018 and previously Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective Second Amended and Restated Memorandum and Articles of Association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when entered in our register of members (shareholders). Every person whose name is entered in our register of members as a registered shareholder is entitled to receive a share certificate within two months of the allotment of such shares. We are not permitted to issue bearer shares.

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

A quorum required for a meeting of shareholders consists of holders of not less than one-third of all issued and outstanding shares entitled to vote. Our company may hold an annual general meeting but shall not (unless required by the Companies Act) be obliged to hold an annual general meeting. Annual general meetings and extraordinary general meetings may be convened by our board of directors on its own initiative. In addition, our board of directors is required to convene extraordinary general meetings upon any requisition by shareholders holding in aggregate not less than 33% of our voting share capital. Advance notice of at least seven business days is required for the convening of our annual general meeting and extraordinary general meetings.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of such shares, on such terms and in such manner as may be determined, before the issuance of such shares, by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner of such purchase has been approved by ordinary resolution of our shareholders or the manner of such purchase is in accordance with our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares

Our Second Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Second Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition to the statutory provisions relating to mergers and considerations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Second Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 33% of the share capital of our company carrying the right of voting at general meetings of our company to requisition a shareholder’s meeting, in which case our directors are obligated to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Second Amended and Restated Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

Based on the market price of our ADSs and the composition of income and assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases, the portion of our gross income attributable to the passive types decreases, and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were also PFICs for the taxable year ending December 31, 2020. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

As discussed above, we believe that we were a PFIC for our taxable year ended December 31, 2020, and we will very likely be a PFIC for our current taxable year. Therefore, dividends will be taxed as described above under “Passive Foreign Investment Company Rules.”

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

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents of US$4.6 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB3.0 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2020.

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

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual Nasdaq Stock Market continued listing fees or any other program related expenses every year. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2020, we had received reimbursement of US$620,000 for the year 2020, after deducting withholding tax, from the depositary as reimbursement for legal fees and administrative expenses.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2020, we did not maintain effective disclosure controls and procedures as of December 31, 2020 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weakness as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our principal accounting officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness, we are hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We will establish clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. Further, we plan to enhance an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under Rule 13a-15 of the Exchange Act and improve overall internal control.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Relating to Our Business and Our Industry—Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, our management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F, other than the material weakness described above identified during the preparation of our annual financial statements.

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

	2019	2020
	RMB	RMB	US$
Audit fees(1)	2,259,000	2,372,000	363,525
Audit-related fees(2)	—	391,500	60,000
Tax fees(3)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees incurred for the issuance of comfort letters in connection with the offering of additional ADSs and warrants in October 2020.

(3)	“Tax fees” means the fees billed for tax compliance services, including the preparation of tax returns and tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the Nasdaq corporate governance practices and believe that we are currently in compliance with the Nasdaq corporate governance practices.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)
2.2	Specimen Certificate for Class A ordinary shares of The Registrant (incorporate by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
2.3	Form of Amended and Restated Deposit Agreement among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)
2.4	Description of Securities (incorporate by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.1	Eighth Amended and Restated 2004 Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 29, 2019)
4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)
4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)
4.4	Translation of Exclusive Technical Service Agreement dated May 1, 2019 between Shanghai IT and Shanghai Hui Ling (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.5	Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.6	Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.7	Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.8	Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.9	Confidential Settlement Deed dated May 29, 2020 among the Registrant, Splendid Days Limited and other parties named therein (incorporate by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on August 4, 2020)

Exhibit Number	Description of Document
4.10†	Master Cooperation and Publishing Agreement dated September 18, 2020 between Voodoo and 9City Asia Limited (incorporate by reference to Exhibit 10.16 to our Registration Statement on Form F-1 Amendment No.2 (File No. 333-240331) filed with the Securities and Exchange Commission on September 23, 2020)
4.11	Warrant Agency Agreement dated October 2, 2020 among The9 Limited, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-34238) furnished with the Securities and Exchange Commission on October 5, 2020)
4.12	Form of Warrant Offered in the Offering (included in Exhibit 4.11)
4.13	Representative’s Warrant (incorporated by reference to Exhibit 4.6 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-34238) furnished with the Securities and Exchange Commission on October 5, 2020)
4.14	Share Subscription and Warrant Purchase Agreement dated January 25, 2021 among the Registrant, Jianping Kong, JPKONG LTD., Qifeng Sun Ltd., Luckylily Ltd. and Root Grace Ltd. (incorporated by reference to Exhibit 10.11 to our Post-effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on February 9, 2021)
4.15	Securities Purchase Agreement dated February 2, 2021 between The9 Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.12 to our Post-effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on February 9, 2021)
4.16	Form of Share Purchase Agreement between The9 Limited and the owner of the cryptocurrencies mining machines and a schedule of all executed share purchase agreements adopting the same form in connection with the purchase of cryptocurrencies mining machines by the Registrant (incorporated by reference to Exhibit 10.13 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)
4.17	Form of Share Purchase Agreement between the Registrant and investors named therein and a schedule of all executed share purchase agreements adopting the same form in connection with investment in the cryptocurrency mining business of the The9 Limited (incorporated by reference to Exhibit 10.14 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)
4.18†	Future Sales and Purchase Agreement dated March 16, 2021 between Bitmain Technologies Limited and NBTC Limited (incorporated by reference to Exhibit 10.15 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)
4.19	Securities Purchase Agreement dated March 17, 2021 between The9 Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.16 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)
8.1*	List of Significant and Other Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Grandall Law Firm
15.3*	Consent of Grant Thornton, independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Form 20-F.

**	Furnished with this Form 20-F.

†	Portions of this exhibit have been omitted for confidentiality purpose

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: March 29, 2021

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The9 Limited and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Group has an accumulated deficit of approximately RMB2,992.2 million (US$458.6 million) as of December 31, 2020. These conditions, along with other matters set forth in Note 2.1, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Extinguishment of convertible notes

As discussed in Note 18, the Group entered into a private settlement deed with Splendid Days Limited and Ark Pacific Associates Limited relating to the repayment of the convertible notes. The Group has settled the convertible notes with cash payments and issuance of Class A ordinary shares with lock-up conditions and subject to quantitative adjustment based on the market value of the Company’s shares. All the reacquisition price to the extinguishment of convertible notes allocated to the debt instruments. The Group has recognized a gain of RMB56.8 million (US$8.7 million) on the extinguishment of convertible notes. We identified the extinguishment of the convertible notes as a critical audit matter.

The principal considerations for our determination that the accounting and the valuation of the extinguishment of convertible notes is a critical audit matter are because the interpretation and application of the relevant accounting literature requires significant auditor judgment due to the complexity and extent of the specialized skill and knowledge required. In particular, we considered the complex application of technical accounting guidance to the extinguishment of convertible notes, including the Company’s determination of the intrinsic value of the beneficial conversion features as of the extinguishment date; the Company’s accounting assessment related to the settlement which should be treated as an extinguishment of the convertible notes; the allocation of the reacquisition price; and the calculation of the related gain on the extinguishment of the convertible notes.

Our audit procedures related to the extinguishment of the convertible notes included,

•	evaluating terms in the settlement deed, the Company’s accounting memoranda addressing application of relevant accounting guidance;
•	comparing the underlying terms of the relevant documents and agreements to the Company’s accounting memoranda;
•	evaluating the Company’s analysis of the extinguishment, cash payments, issuance of shares and classification within the consolidated financial statements; and
•	evaluating the Company’s determination of the intrinsic value of the beneficial conversation feature and the allocation of the reacquisition price between the beneficial conversion feature and the convertible notes
•	recalculating the related gain on the extinguishment of the convertible notes.

Critical audit matters (Continued)

Classification and valuation of warrants issued in 2020

As discussed in Notes 2 and 19, the Company completed an equity-linked instrument offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 warrants to purchase 2,702,500 ADSs, including 3,525,000 warrants to purchase an additional 352,500 ADSs, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments with an exercise price of US$3.70 per ADS. In connection with such offering, the Company also issued representative’s warrants to purchase 117,500 ADSs, to the underwriter of the offering with an exercise price of US$4.07. Warrants issued except for representative’s warrants were classified as an equity instrument and an amount of RMB14.9 million (US$2.3 million) was recognized as additional paid-in capital. The representative’s warrants were classified as a liability and an amount of RMB1.7 million (US$0.3 million) was recognized as current liability and remeasured as of year-end to recognize at fair value. We identified the classification and valuation of warrants issued in 2020 as a critical audit matter.

The principal considerations for our determination that the classification and valuation of warrants issued in 2020 is a critical audit matter are because the interpretation and application of the relevant accounting literature requires significant auditors’ judgment due to the complexity and extent of the specialized skill and knowledge required. In particular, we considered the complex application of technical accounting guidance in the Company’s determination of whether the warrants are classified as liability or equity and the estimation is required by the Company to determine the fair value of the warrants. The fair value estimates for the warrants are sensitive to a range of possible expected volatility inputs including the determination of inputs from historical, implied, and peer group volatility levels to allocate the proceeds from the issuance.

Our audit procedures related to the classification and valuation of the warrants issued in 2020 included:

•	evaluating the Company’s accounting memoranda and other documentation, including the application of the relevant accounting guidance;
•	comparing the underlying terms of the relevant documents and agreements to the Company’s accounting memoranda;
•	independently interpreting and applying the accounting literature to the transaction, considering alternative accounting treatments and evaluating the relative merits of the possible alternatives; and
•	utilizing valuation specialist with specialized skills and knowledge to test the valuation of each class of warrant as of the issuance date and the year-end which included a recalculation of the related amounts and an assessment of the appropriateness of the methodology, inputs, and assumptions used.

/s/ GRANT THORNTON

We have served as the Group’s auditor since 2016.

Shanghai, China

March 29, 2021

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Online game services	16,551,080	303,577	625,488	95,860
Other revenues	941,335	39,500	-	-
	17,492,415	343,077	625,488	95,860
Sales taxes	(60,557)	(1,582)	-	-
Total net revenues	17,431,858	341,495	625,488	95,860

Cost of revenues	(16,435,590)	(1,342,266)	(814,136)	(124,772)
Gross profit (loss)	996,268	(1,000,771)	(188,648)	(28,912)

Operating (expenses) income:
Product development	(24,555,308)	(13,090,530)	(2,438,095)	(373,654)
Sales and marketing	(2,325,818)	(2,114,519)	(646,492)	(99,079)
General and administrative	(89,583,331)	(113,867,000)	(108,747,919)	(16,666,348)
Impairment on other long-lived assets	-	(34,881,000)	(6,515,200)	(998,498)
Impairment on advance and other assets	-	-	(20,371,500)	(3,122,069)
Gain on disposal of subsidiaries	10,473,159	1,206,925	475,588,803	72,887,173
Total operating (expenses) income	(105,991,298)	(162,746,124)	336,869,597	51,627,525

Other operating income, net	229,538	30,240	27,358	4,193

(Loss) income from operations	(104,765,492)	(163,716,655)	336,708,307	51,602,806
Impairment on equity investments	(1,386,174)	(4,666,128)	(1,172,755)	(179,733)
Impairment on other investments	(7,776,157)	(3,791,039)	(18,000,000)	(2,758,621)
Impairment on other advances	-	(5,980,788)	-	-
Interest income	193,928	18,576	429,732	65,859
Interest expense	(104,776,674)	(34,501,556)	(4,070,179)	(623,782)
Fair value change on warrants liability	2,251,427	1,292,244	37,851	5,801
Gain on disposal of equity investee and available-for-sale investments	-	694,628	174,295	26,712
Gain on disposal of other investments	-	13,430,588	2,818,643	431,976
Gain on extinguishment of convertible notes	-	-	56,755,902	8,698,223
Gain on waiver of interest-free loan	-	-	35,397,500	5,424,904
Foreign exchange loss	(20,331,430)	(5,474,002)	(8,319,669)	(1,275,045)
Other income, net	1,598,663	9,372,652	2,005,143	307,302
(Loss) income before income tax expense and share of loss in equity method investments	(234,991,909)	(193,321,480)	402,764,770	61,726,402
Income tax expense	-	-	(7,165,097)	(1,098,099)
Share of loss in equity method investments	(4,292,887)	(2,847,260)	(2,165,935)	(331,944)
Net (loss) income	(239,284,796)	(196,168,740)	393,433,738	60,296,359
Net loss attributable to noncontrolling interest	(16,332,968)	(13,517,983)	(3,259,528)	(499,545)
Net loss attributable to redeemable noncontrolling interest	(5,858,902)	(4,855,589)	(1,190,122)	(182,394)
Net (loss) income attributable to The9 Limited	(217,092,926)	(177,795,168)	397,883,388	60,978,298
Change in redemption value of redeemable noncontrolling interest	(40,918,773)	(12,827,598)	(1,190,122)	(182,394)
Net (loss) income attributable to holders of ordinary shares	(258,011,699)	(190,622,766)	396,693,266	60,795,904

Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(1,314,265)	(793,531)	3,516,774	538,969
Total comprehensive (loss) income	(240,599,061)	(196,962,271)	396,950,512	60,835,328

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (Continued)

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive (loss) income attributable to:
Noncontrolling interest	(24,888,425)	(19,738,118)	13,157,497	2,016,475
Redeemable noncontrolling interest	(5,858,902)	(4,855,589)	(1,190,122)	(182,394)
The9 Limited	(209,851,734)	(172,368,564)	384,983,137	59,001,247

Net (loss) income per share attributable to holders of ordinary shares:
- Basic and diluted	(4.15)	(1.79)	2.42	0.37

Weighted average number of shares outstanding:
- Basic and diluted	62,114,760	106,407,008	163,599,920	163,599,920

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	10,113,141	31,696,237	4,857,661
Accounts receivable, net of allowance for doubtful accounts of RMB1,319,331 and RMB233,213 as of December 31, 2019 and 2020, respectively	110,437	2,981	457
Advances to suppliers	11,246,608	27,725	4,249
Prepayments and other current assets, net of allowance for doubtful accounts of RMB5,343,427 and RMB6,619,312 as of December 31, 2019 and 2020, respectively	8,848,534	9,855,467	1,510,416
Amounts due from related parties	758,761	732,705	112,292
Assets classified as held-for-sale	123,390,350	-	-
Total current assets	154,467,831	42,315,115	6,485,075

Investments	10,000,000	-	-
Property, equipment and software, net	1,218,521	977,102	149,747
Operating lease right-of-use assets	9,257,604	5,149,090	789,133
Other long-lived assets, net	6,515,200	-	-
TOTAL ASSETS	181,459,156	48,441,307	7,423,955

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Group of nil as of both December 31, 2019 and 2020)	117,526,089	-	-
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB5,640,424 and RMB5,133,008 as of December 31, 2019 and 2020, respectively)	38,232,425	35,597,417	5,455,543
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB1,391,227 and RMB1,416,209 as of December 31, 2019 and 2020, respectively)	1,203,644	1,293,423	198,226
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB15,035,073 and RMB15,005,074 as of December 31, 2019 and 2020, respectively)	39,527,778	38,011,992	5,825,593
Other advances (including other advances of the consolidated VIEs without recourse to the Group of RMB49,300,000 and nil as of December 31, 2019 and 2020, respectively)	56,276,200	-	-
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB59,306,848 and RMB52,987,306 as of December 31, 2019 and 2020, respectively)	74,379,529	30,258,237	4,637,278
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2019 and 2020)	169,998,682	169,998,682	26,053,438
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2019 and 2020)	198,600	1,854,957	284,285
Convertible notes (including convertible notes of consolidated VIEs without recourse to the Group of nil as of both December 31, 2019 and 2020)	414,127,908	-	-
Interest payable (including interest payable of consolidated VIEs without recourse to the Group of nil as of both December 31, 2019 and 2020)	5,371,931	-	-
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB71,176,256 and RMB62,130,247 as of December 31, 2019 and 2020, respectively)	93,140,843	83,570,873	12,807,795
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of RMB34,227 and RMB18,287 as of December 31, 2019 and 2020, respectively)	3,407,670	3,787,210	580,415
Liabilities directly associated with assets held-for-sale	44,691,296	-	-
Total current liabilities	1,058,082,595	364,372,791	55,842,573

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020 (Continued)

Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of RMB18,287 and nil as of December 31, 2019 and 2020, respectively)	6,251,705	2,464,495	377,700
TOTAL LIABILITIES	1,064,334,300	366,837,286	56,220,273

Commitments and contingencies (Note 29)

Redeemable noncontrolling interest (Note 27)	349,046,548	349,046,548	53,493,724

SHAREHOLDERS’ EQUITY (DEFICIT):
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 103,737,691 and 247,090,351 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	7,321,099	17,197,060	2,635,565
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 9,192,011 and 12,942,011 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	648,709	900,741	138,045
Additional paid-in capital	2,539,552,478	2,695,763,016	413,143,757
Statutory reserves	28,071,982	7,326,560	1,122,844
Accumulated other comprehensive loss	(3,777,952)	(16,678,203)	(2,556,046)
Accumulated deficit	(3,410,856,231)	(2,992,227,421)	(458,578,915)
The9 Limited shareholders’ deficit	(839,039,915)	(287,718,247)	(44,094,750)
Noncontrolling interest	(392,881,777)	(379,724,280)	(58,195,292)

Total shareholders’ deficit	(1,231,921,692)	(667,442,527)	(102,290,042)

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	181,459,156	48,441,307	7,423,955

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2018
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss) income	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholders’ equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	44,544,036	3,328,852	2,527,215,315	28,071,982	(16,445,748)	(3,015,968,137)	(473,797,736)	(328,553,104)	(802,350,840)
Net loss	-	-	-	-	-	(217,092,926)	(217,092,926)	(16,332,968)	(233,425,894)
Currency translation adjustments	-	-	-	-	7,241,192	-	7,241,192	(8,555,457)	(1,314,265)
Derecognition of noncontrolling interests	-	-	-	-	-	-	-	(20,000,000)	(20,000,000)
Share-based compensation	-	-	3,645,751	-	-	-	3,645,751	252,577	3,898,328
Change in redemption value of redeemable noncontrolling interest	-	-	(40,918,773)	-	-	-	(40,918,773)	-	(40,918,773)
Issuance of shares	46,771,429	3,173,806	6,126,772	-	-	-	9,300,578	-	9,300,578
Balance as of December 31, 2018	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1.084,810,866)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019 (Continued)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss) income	Accumulated deficit	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholders’ equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1,084,810,866)
Net loss	-	-	-	-	-	(177,795,168)	(177,795,168)	(13,517,983)	(191,313,151)
Currency translation adjustments	-	-	-	-	5,426,604	-	5,426,604	(6,220,135)	(793,531)
Share-based compensation	6,169,335	425,593	21,279,647	-	-	-	21,705,240	45,293	21,750,533
Change in redemption value of redeemable noncontrolling interest	-	-	(12,827,598)	-	-	-	(12.827,598)	-	(12,827,598)
Issuance of shares	15,444,882	1,041,557	35,031,364	-	-	-	36,072,921	-	36,072,921
Balance as of December 31, 2019	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2020 (Continued)
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated (deficit) earnings	Equity (deficit) attributable to The9 Limited	Noncontrolling interest	Total shareholders’ equity (deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)
Net income (loss)	-	-	-	-	-	397,883,388	397,883,388	(3,259,528)	394,623,860
Currency translation adjustments	-	-	-	-	(12,900,251)	-	(12,900,251)	16,417,025	3,516,774
Change in redemption value of redeemable noncontrolling interest	-	-	(1,190,122)	-	-	-	(1,190,122)	-	(1,190,122)
Share-based compensation	35,100,000	2,412,325	52,644,101	-	-	-	55,056,426	-	55,056,426
Issuance of ordinary shares and warrants, net of issuance costs of RMB7,849,390	112,002,660	7,715,668	104,650,533	-	-	-	112,366,201	-	112,366,201
Equity on conversion option of convertible notes	-	-	106,026	-	-	-	106,026	-	106,026
Reversal of statutory reserves due to disposal of certain subsidiaries	-	-	-	(20,745,422)	-	20,745,422	-	-	-
Balance as of December 31, 2020	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)
Balance as of December 31, 2020 (US$ except share data, Note 3)	260,032,362	2,773,610	413,143,757	1,122,844	(2,556,046)	(458,578,915)	(44,094,750)	(58,195,292)	(102,290,042)

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	(239,284,796)	(196,168,740)	393,433,738	60,296,359
Adjustments for:
Gain on disposal of property, equipment and software	(183,767)	(2,153,158)	(29,793)	(4,566)
Gain on disposal of subsidiaries	(10,473,159)	(1,206,925)	(475,588,803)	(72,887,173)
Gain on disposal of other investments	-	(13,430,588)	(2,818,643)	(431,976)
Share-based compensation expenses	3,898,328	21,750,533	55,056,426	8,437,766
Impairment on equity investments	1,386,174	4,666,128	1,172,755	179,733
Impairment on other investments	7,776,157	3,791,039	18,000,000	2,758,621
Impairment on other long-lived assets	-	34,881,000	6,515,200	998,498
Provision for doubtful accounts receivable	109,939	169,416	103,501	15,862
Impairment on advances to suppliers	7,765,482	-	20,699,885	3,172,396
Impairment on other advances	-	5,980,787	-	-
Provision for doubtful other receivables	21,042,700	-	2,244,446	343,976
Consulting fees paid by issuance of shares	4,172,800	35,091,686	6,781,815	1,039,359
Gain on extinguishment of convertible notes	-	-	(56,755,902)	(8,698,223)
Depreciation and amortization of property, equipment and software	3,650,261	2,778,778	447,782	68,626
Amortization of land use right	1,920,910	1,440,682	-	-
Share of loss in equity method investments	4,292,887	2,847,260	2,165,935	331,944
Gain on disposal of investment in equity investee and available-for-sales investment	-	(694,628)	(174,295)	(26,712)
Foreign currency exchange loss	20,331,430	5,474,002	8,319,669	1,275,045
Fair value change on warrant liability	(2,251,427)	(1,292,244)	(37,851)	(5,801)
Amortization of discount and interest on convertible notes	98,308,205	33,154,191	2,923,316	448,018
Gain on waiver of interest-free loan	-	-	(35,397,500)	(5,424,904)
Payment of issuance cost by issuance of shares	-	-	455,658	69,833
Non-cash lease expense	-	409,048	699,733	107,239
Changes in operating assets and liabilities:
Change in accounts receivable	1,904,732	313,044	3,955	606
Change in advances to suppliers	(1,400,665)	(1,419,353)	(19,575,974)	(3,000,149)
Change in prepayments and other current assets	(20,575,190)	(6,628,897)	(2,877,084)	(440,932)
Change in right-of-use assets	-	(9,666,652)	3,408,781	522,419
Change in other long-lived assets	6,220	-	-	-
Change in accounts payable	905,990	246,764	(2,635,008)	(403,833)
Change in amounts due to related parties	(1,628,877)	3,144,106	(1,550,100)	(237,563)
Change in other taxes payable	1,234,090	(491,112)	89,779	13,759
Change in advances from customers	(2,336,252)	(15,887)	(1,515,786)	(232,304)
Change in deferred revenue	(5,417,144)	(159,125)	-	-
Change in interest payable	6,053,191	1,457,811	(5,371,931)	(823,284)
Change in accrued expenses and other current liabilities	(2,408,745)	11,896,337	(21,039,288)	(3,224,414)
Change in lease liabilities	-	9,659,375	(3,407,670)	(522,248)

Net cash used in operating activities	(101,200,526)	(54,175,322)	(106,253,254)	(16,284,023)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (Continued)

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from investing activities
Proceeds from disposal of subsidiaries	-	-	443,939,997	68,036,781
Proceeds from disposal of assets and liabilities classified as held-for-sale	2,800,000	49,300,000	-	-
Proceeds from disposal of other investments	-	37,026,498	-	-
Proceeds from disposal of equity investee and available-for-sale investments	-	694,628	-	-
Proceeds from disposal of property, equipment and software	81,848	2,648,259	183,003	28,046
Proceeds from tokens transferred	-	6,887,915	-	-
Refund from subscribed tokens	-	-	5,838,471	894,785
Purchase of equity method investments	-	-	(3,338,690)	(511,677)
Purchase of other investments	(5,300,000)	-	(8,000,000)	(1,226,054)
Deposit for joint venture arrangement	-	(34,881,000)	-	-
Advances to subscribed tokens	(14,070,581)	-	-	-
Disbursement for loans receivable from a related party	(600,000)	-	-	-
Purchase of property, equipment and software	(226,717)	(796,921)	(359,573)	(55,107)

Net cash (used in) provided by investing activities	(17,315,450)	60,879,379	438,263,208	67,166,774

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	-	-	47,430,195	7,268,995
Proceeds from the issuance of convertible note	-	-	3,358,369	514,693
Loans from a related party	11,030,602	16,065,376	-	-
Repayment of loans to a related party	(29,127,540)	(10,023,576)	(42,545,136)	(6,520,327)
Proceeds from other loans	-	34,881,000	-	-
Repayments of other loans	(260,073)	-	-	-
Repayments of convertible notes	-	-	(318,929,623)	(48,878,103)

Net cash (used in) provided by financing activities	(18,357,011)	40,922,800	(310,686,195)	(47,614,742)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,494,584)	1,257,310	259,337	39,745
Cash reclassified as held for sale	-	(43,027,475)	-	-

Net change in cash and cash equivalents	(138,367,571)	5,856,692	21,583,096	3,307,754
Cash and cash equivalents, beginning of year	142,624,020	4,256,449	10,113,141	1,549,907

Cash and cash equivalents, end of year	4,256,449	10,113,141	31,696,237	4,857,661

Supplemental disclosure of cash flow information:

Interest paid	260,073	-	47,695,297	7,309,624
Income taxes paid	-	-	7,165,097	1,098,099

Non-cash investing and financing activities

Shares issued for equity investments and other investments	3,091,986	236,667	-	-
Cash paid for amounts included in the measurement of operating lease liabilities	-	1,271,769	2,842,464	435,627

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”), (collectively referred to as the “Group”).

The Group is based in China targeting fast-growing technology businesses. The Group is transitioning from an online game operation business to a cryptocurrencies mining business.

The Company’s principal subsidiaries and VIEs are as follows as of December 31, 2020:

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January-2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October-2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March-2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November-2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November-2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January-2008	Hong Kong	100%
Red 5 Studios, Inc. (“Red 5”)(Note 2.2)	June-2005	USA	34.71%
Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”) (Note 2.2)	April-2010	Singapore	34.71%
The9 Interactive, Inc. (“The9 Interactive”)	June-2010	USA	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December-2014	PRC	100%
City Channel Ltd. (“City Channel”)	June-2006	Hong Kong	100%

Name of Entity	Date of Registration	Place of Registration	Legal Ownership
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April-2010	Singapore	100%
Ninebit Inc. (“Ninebit”)	January-2018	Cayman Islands	100%
1111 Limited (“1111”)	January-2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December-2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	January-2019	Malta	90%
Coin Exchange Ltd (“Coin”)	January-2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited (“FF The9”)	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) (Note 4)	September-2000	PRC	N/A

Subsidiaries and VIEs of Shanghai IT:
Name of Entity	Date of Registration	Place of Registration	Legal Ownership Held by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July-2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May-2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	0%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June-2016	PRC	100%
Changsha Quxiang Network Technology Co., Ltd. (“Changsha Quxiang”)	July-2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November-2007	Hong Kong	100%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group has an accumulated deficit of approximately RMB2,992.2 million (US$458.6 million) and total current liabilities exceeded total assets by approximately RMB315.9 million (US$48.4 million) as of December 31, 2020. The Group expects to purchase cryptocurrencies mining machines to build its cryptocurrencies mining business in order to achieve overall revenue growth.

To meet its capital needs, the Group is considering multiple alternatives, including but not limited to additional equity or debt financing as outlined below. There can be no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise. If the Group is unable to obtain the necessary capital, it will need to pursue a plan to license or sell its assets, seek to be acquired by another entity, or cease operations.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset or liability amounts that might result from the outcome of this uncertainty.

Additional Equity or Debt Financing

In October 2020, the Company completed a share offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 warrants to purchase 2,702,500 American Depositary Shares (“ADS”), each ADS representing thirty Class A ordinary shares and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 warrants to purchase an additional 352,500 ADSs, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments with an exercise price of US$3.70 per ADS. In connection with such offering, the Company also issued representative’s warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering with an exercise price of US$4.07 per ADS. The Company received net proceeds of US$8.1 million from such offering. The Company classified the representative warrants as a financial liability and the remaining warrants as equity.

In February 2021, the Company issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville Capital LLC (“Streeterville”). The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of the Company’s at an initial conversion price of US$14.00 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or the Company’s ADSs, provided that any redemption made in cash which exceeds half of the original principal amount will be subject to a ten percent (10%) premium. The Company has the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, the Company has the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share.

In February 2021, the Group entered into a standby equity distribution agreement (“SEDA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, pursuant to which the Group is able to sell up to US$100.0 million of the Company’s ADSs solely at the Group’s request at any time during the 36 months following the date of the SEDA. The preliminary purchase price per ADS shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of the Company’s ADSs and during the five consecutive trading days commencing on the trading day immediately following the preliminary closing date or (B) 85% of the average of the five daily volume weighted average price of the Company’s ADSs during the secondary pricing period. The Group intends to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund the working capital required on business growth in the cryptocurrencies mining operation. The Group intends to obtain financing via the issuance of Class A ordinary shares and warrants through public or private placements, as needed.

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

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5. After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and only a majority vote is required to approve Board of Director resolutions, and as the Group has continuously funded the operation of Red 5, the Group still retained effective control over Red 5. Red 5 remained as a consolidated entity of the Group as of December 31, 2020.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem the Group’s VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIEs that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of VIEs, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, Red 5, The9 Interactive, and Red 5 Singapore, is the RMB. The functional currency of Red 5, The9 Interactive, and Red 5 Singapore, is the United States dollar (“US$” or “U.S. dollar”), U.S. dollar, and Singapore dollar, respectively. Assets and liabilities of Red 5, The9 Interactive, and Red 5 Singapore, are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in foreign exchange loss in the consolidated statements of operations and comprehensive (loss) income.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2019 and 2020, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2019 and 2020 are amounts denominated in U.S. dollar totaling US$0.35 million and US$4.6 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB7.6 million and RMB1.1 million (US$0.2 million) as of December 31, 2019 and 2020, respectively.

<6> Allowance for doubtful accounts

Starting from January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in Accounting Standards Codification (“ASC”) Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaces the existing incurred loss impairment model and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses (“CECL”) methodology, which will result in more timely recognition of credit losses. There was no significant impact on its consolidated financial statements and related disclosures as a result. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses. The Group provided an allowance for doubtful accounts of RMB21.2 million, RMB0.2 million and RMB2.3 million (US$0.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The Group has written-off an amount of RMB22.2 million, RMB3.2 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

<8> Property, equipment and software, net

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

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no office buildings as of December 31, 2020.

<9> Assets held for sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Long-lived assets to be sold are classified as held for sale if all the recognition criteria in ASC 360-10-45-9 are met:

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

<10> Land use rights, net

Land use rights represents operating lease prepayments to the PRC’s Land Bureau for usage of the parcel of land located at Zhangjiang, Shanghai. Amortization is calculated using the straight-line method over the estimated land use rights period of 44 years.

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no land use rights as of December 31, 2020.

<11> Impairment of long-lived assets

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

<12> Revenue recognition

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

Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of fees received from game players for online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Of the deferred revenue balance at the beginning of the period, revenue of RMB 0.2 million and nil was recognized during the years ended December 31, 2019 and 2020, respectively.

<13> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<14> Convertible notes

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

Upon the extinguishment of the convertible notes, the reacquisition price is allocated to the repurchased beneficial conversion feature measured at the intrinsic value as of the extinguishment date, the residual amount allocated to convertible debt. The difference between the reacquisition price of convertible debt and the net carrying amount of the extinguished convertible debt is recognized as gain or loss in the statement of operations and comprehensive (loss) gain of the period of extinguishment.

<15> Warrants

The Group accounts for the detachable warrants issued in connection with convertible notes under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock. The Group classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Group uses the Black-Scholes-Merton pricing model (the “Black-Scholes Model”) to value the detachable warrants issued in connection with convertible notes and uses binomial option pricing model to value the warrants issued in connection with equity-linked instrument. Determining the appropriate fair-value model and calculating the fair value of warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Group’s common stock at the date of issuance, and at each subsequent reporting period, is based on historical fluctuations in the Company’s stock price. The risk-free interest rate is based on United States Treasury zero-coupon issues with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on the historical pattern of exercises of warrants.

The Group accounts for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Group classifies warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. The proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. For liability classified warrants, the warrants are initial recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

<16> Cost of revenues

Cost of revenues consists primarily of online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

<17> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2018, 2019 and 2020, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

For website and internally used software development costs, the Group expenses all costs incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the application and infrastructure development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of internally generated costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

<18> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 0.3 million, RMB0.2 million and RMB0.1 million (US$0.02 million) for the years ended December 31, 2018, 2019 and 2020, respectively, were expensed as incurred.

<19> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB1.6 million, RMB1.2 million and RMB 0.1 million (US$0.02 million) for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

<20> Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, the Group adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting (“ASU 2018-07”) to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

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

<21> Leases

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

<22> Income taxes

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

<23> Redeemable noncontrolling interests

Redeemable noncontrolling interests are equity interests of the Group’s consolidated subsidiary not attributable to the Group that has redemption features that are not solely within the Group’s control. These interests are classified as temporary equity because their redemption is considered probable. These interests are measured at the greater of estimated redemption value at the end of each reporting period or the initial carrying amount of the redeemable noncontrolling interests adjusted for cumulative earnings (loss) allocations.

<24> Noncontrolling interest

A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and modifies the presentation of net (loss) income by requiring earnings and other comprehensive income loss to be attributed to controlling and noncontrolling interest.

<25> (Loss) income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net (loss) income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method and are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net (loss) income is recorded.

<26> Segment reporting

The Group has one operating segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in Greater China and other areas.

<27> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<28> Fair value measurements

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

<29> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts receivable, accounts payable, warrants, convertible notes and short-term borrowings. The carrying value of the Group’s cash and cash equivalents, investments, accounts receivable, accounts payable, convertible notes and short-term borrowings approximate their market values due to the short-term nature of these instruments.

<30> Recent accounting pronouncements

Income Taxes

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group is currently evaluating the impact of ASU 2019-12 on its financial position, results of operations, and cash flow.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, Red 5, The9 Interactive and Red 5 Singapore, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2020. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIEs, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and its VIE subsidiaries

There are certain key contractual arrangements between the Group’s subsidiary, Huiling (wholly-owned foreign enterprise, the “WOFE”) and each of the VIEs that provide the Group with control over the VIEs. As a result of these contracts, the Group concluded that it is required to consolidate the VIEs pursuant to the guidance in ASC 810 Consolidation.

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

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses to operate online games in the PRC. The9 Limited is incorporated in the Cayman Islands and is considered a foreign entity under PRC laws. Due to restrictions on foreign ownership of companies that provide online games, the Group has entered into contractual arrangements with Shanghai IT to conduct its online games business through its VIEs in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business in China. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, The9 Limited in substance controls Shanghai IT. The Group believes that its current ownership structures and contractual arrangements with Shanghai IT and its equity owners, as well as its operations, are in compliance with all existing PRC laws and regulations. There may, however, be changes and other developments in the PRC laws and regulations or their interpretation. Specifically, following the recent promulgation of the GAPPRFT Circular, it is unclear whether the authorities will deem the Group’s VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way for foreign investors to gain control over or participate in domestic online game operators, and challenge the Group’s VIE structure accordingly.

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

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Total assets	150,615,709	10,357,329	1,587,330
Total liabilities	423,900,573	313,608,879	48,062,664

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	16,567,372	182,119	625,488	95,860
Net loss	(49,024,050)	(51,667,515)	(52,410,094)	(8,032,199)

The VIEs contributed an aggregate of 95.0%, 53.3 % and 100.0% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of the fiscal years ended December 31, 2019 and 2020, the VIEs accounted for an aggregate of 83.0% and 21.4%, respectively, of the consolidated total assets, and 39.8% and 85.5%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 25 for disclosure of restricted net assets.

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Advance to subscribe tokens	10,094,972	-	-
Advance for minimum guarantee payment	-	-	-
Financing fee	-	-	-
Company registration fee	794,692	-	-
Advertising fee	255,259	-	-
Other	101,685	27,725	4,249
	11,246,608	27,725	4,249

On February 6, 2018, the Group entered into an agreement with a third-party company to subscribe to a total of 5,297,157 tokens for digital assets at a consideration of US$2.0 million and the Group has paid a total of RMB2.1 million (US$0.3 million) for the advance administrative expenses. In July 2019, the Group received an advance of RMB6.9 million (US$1.1 million) from another third-party to transfer approximately 2,222,222 tokens. The Group has provided an impairment loss of RMB6.0 million (US$0.9 million) during the year ended December 31, 2019. In May 2020, the Group received a letter from the token issuer that due to the inability to deliver tokens as scheduled and the issuer had terminated the purchase agreement on April 30, 2020. Upon termination, the issuer is to refund to the participant the net amount and the Group has received a refund of US$0.8 million in July 2020 for the remaining 3,075,035 subscribed tokens. The transfer of tokens to a third-party to transfer of approximately 2,222,222 tokens was completed on the termination date of the purchase agreement. The Group has recognized a gain of RMB2.8 million (US$0.4 million) from the disposal and refund transactions to the subscribed tokens.

In September 2020, the Group entered into a master cooperation and publishing agreement with Voodoo SAS (“Voodoo”), a French game developer and publisher, to cooperate on the publishing and operations of casual games in China for a period of maximum three years upon the launch of the games. In consideration for the exclusive license granted to the Group by Voodoo and as a minimum guarantee payment, the Group should pay Voodoo an aggregate amount of US$13.0 million in cash based on the agreed timetable, including an upfront payment of US$3.0 million that the Group has paid in September 2020. Due to uncertain events to the development and the probability to successfully launch the casual games in the future, the Group has performed an impairment assessment to consider the recoverable amount. As the advance on minimum guarantee payment is non-refundable in nature, the Group has fully impaired the advance paid in 2020.

The Group has obtained financing for the early phase development of CrossFire New Mobile Game from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2020, the Group had paid RMB7.5 million (US$1.1 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million (US$24.1 million). According to the agreement, the Group paid the total financing fee of RMB7.5 million (US$1.1 million) upon receipt of the first payment in October 2016 (see Note 16). Due to unforeseen circumstances, the Group is not planning to finance the remaining RMB100.0 million (US$15.3 million) and due to non-recovery of the advance financing fee, the Group has fully impaired the advance financing fee in 2018.

In total, the Group recorded impairment charges relating to the advances to suppliers and other advances of RMB7.8 million, RMB6.0 million and RMB20.7 million (US$3.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$ (Note 3)
Employee advances	1,648,197	2,292,700	351,372
Input VAT recoverable	1,441,700	1,780,484	272,871
Prepayments and deposits	1,488,463	1,551,118	237,719
Refundable withholding tax	1,297,016	-	-
Other receivables, net of allowance for doubtful accounts of RMB5,343,427 and RMB6,619,312 as of December 31, 2019 and 2020, respectively	2,973,158	4,231,165	648,454
	8,848,534	9,855,467	1,510,416

7. ASSETS HELD-FOR-SALE AND LIABILITIES HELD-FOR-SALE

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries, namely The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$75.6 million). These subsidiaries hold land use rights and office buildings located at Zhangjiang, Shanghai. The sale of three subsidiaries was completed on February 21, 2020 with a gain on disposal amounting to RMB391.8 million (US$60.0 million).

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$ (Note 3)
Assets classified as held-for-sale
Cash and cash equivalents	43,027,475	-	-
Prepayments and other current assets	5,162,857	-	-
Property, equipment and software, net	14,051,044	-	-
Land use rights, net	61,148,974	-	-

Total assets classified as held-for-sale	123,390,350	-	-

Liabilities directly associated with assets held-for-sale
Accounts payable	50,000	-	-
Other taxes payable	1,585,095	-	-
Other payables and accruals	46,800	-	-
Interest payable	11,384,841	-	-
Long-term borrowing due within one year	31,624,560	-	-

Total liabilities directly associated with assets held-for-sale	44,691,296	-	-

8. INVESTMENTS

The Group’s investments comprise the following:

	December 31, 2019	December 31, 2020	December 31, 2020	Share ownership as of December 31, 2020
	RMB	RMB	US$ (Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	-	-	-	5.00%
System Link Corporation Limited (“System Link”) <1>	-	-	-	0.00%
Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”)	-	-	-	44.46%
Maxline Holdings Limited (“Maxline”)	-	-	-	29.00%
Leading Choice Holdings Limited (“Leading Choice”) <4>	-	-	-	0.00%
Nanyang Herbs Pte. Ltd. ("Nanyang Herbs") <11>	-	-	-	50.00%

Investments accounted for under cost method:
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <8>	10,000,000	-	-	1.28%
T3 Entertainment Co., Ltd. (“T3”) <2>	-	-	-	0.00%
Smartposting Co, Ltd. (“Smartposting”)	-	-	-	14.55%
Beijing Ti Knight Network Technology Co., Ltd. (“Beijing Ti Knight”)	-	-	-	9.90%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	-	-	-	19.20%
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <3>	-	-	-	0.00%
Plutux Limited (“Plutux”) <9>	-	-	-	8.00%
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”) <5>	-	-	-	9.90%
Shangdong Shanyeyunye Culture Co., Ltd. (“Shanyeyunye”) <6>	-	-	-	10.00%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <7>	-	-	-	9.09%
FF Intelligent Mobility Global Holdings Ltd. ("FF Intelligent") <10>	-	-	-	0.156%
Total	10,000,000	-	-

<1> System Link

In December 2019, System Link was dissolved by striking off by the Companies Registry of Hong Kong due to failure to submit annual returns required per laws and regulations.

<2> T3

In July 2019, the Group disposed all of its ordinary shares in T3 to third-parties for a total consideration of KRW6,092.8 million, approximately US$5.2 million, and recorded a gain on disposal of RMB10.4 million (US$1.6 million).

<3> Shanghai Ronglei

In December 2017, the Group entered into an investment agreement with a shareholder of Shanghai Ronglei, where the Group agreed to invest a total of RMB5.0 million (US$0.8 million) in Shanghai Ronglei. As of December 31, 2018, the Group has invested RMB4.0 million (US$0.6 million) but due to weaker than expected operating performance, the investment in Shanghai Ronglei was fully impaired and the impairment of RMB4.0 million (US$0.6 million) was recorded for the year ended December 31, 2018. In June 2019, both the Group and shareholder of Shanghai Ronglei has agreed to terminate the investment agreement and the shareholder of Shanghai Ronglei agreed to repurchase the shares issued to the Group at original cost. The Group disposed of its equity interest in Shanghai Ronglei and received RMB3.0 million (US$0.5 million) for the year ended December 31, 2019.

<4> Leading Choice

In September 2018, the Group completed a share exchange transaction with Leading Choice, which is a private company incorporated under the laws of Hong Kong for issuance and sale of 21,000,000 ordinary shares of the Company with a specific lock-up period. In exchange, the Company obtained 20% equity interest in Leading Choice. The fair value of 20% equity interest in Leading Choice was considered to be the nominal value of ordinary shares of the Group in the nonmonetary exchange transaction. The investment was fully impairment in 2018. In 2020, the Group disposed its 20% equity interest in Leading Choice to a third for a consideration of RMB0.2 million (US$0.03 million) and recorded a gain on disposal of RMB0.2 million (US$0.03 million).

<5> Zhenjiang Kexin

In June 2019, the Group completed a share exchange transaction with Comtec Windpark Renewable (Holdings) Co., Ltd. (“Comtec”), which was a private company incorporated under the laws of British Virgin Islands for issuance and sale of 3,444,882 ordinary shares of the Group. In exchange, Comtec transferred 9.9% equity interest in Zhenjiang Kexin, a company incorporated under the laws of PRC. The fair value of 9.9% equity interest in Zhenjiang Kexin was considered to be the value of the assets surrendered to the Group in the nonmonetary exchange transaction. The investment was fully impairment in 2018.

<6> Shanyeyunye

In June 2020, the Group entered into an investment agreement with third parties to establish Shandong Shanyeyunye. The Group invested a total of RMB5.0 million (US$0.8 million) in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operates chess and card leisure games in the Province of Shandong. Due to level of uncertainty involved to the succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB5.0 million (US$0.8 million) for the year ended December 31, 2020.

<7> BeijingNaonao

In August 2020, the Group entered into an investment agreement with Beijing Weiming Naonao Technology Co., Ltd. (“Beijing Naonao”), which aims to develop and operate games designed for therapy purposes. The Group invested RMB3.0 million (US$0.5 million) in Beijing Naonao for an equity interest of 9.09%. Due to level of uncertainty involved to succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB3.0 million (US$0.5 million) for the year ended December 31, 2020.

<8> SIVA

In 2020, the Group considered to dispose its investment in SIVA and has performed an impairment assessment to consider the recoverable amount of the investment. The Group recorded an impairment loss of RMB10.0 million (US$1.5 million) for the year ended December 31, 2020.

<9> Plutux

In September 2018, the Group completed a share exchange transaction with Plutux Labs Limited (“Plutux Labs”), which was a private company incorporated under the laws of Cayman Islands for issuance and sale of 21,000,000 ordinary shares of the Company with a specific lock-up period. In exchange, Plutux Labs transferred 8% equity interest in Plutux, a wholly-owned subsidiary of Plutux Labs. The fair value of 8% equity interest in Plutux was considered to be the nominal value of ordinary shares of the Group in the nonmonetary exchange transaction. In 2018, due to weaker than expected operating performance of Plutux, the Group recorded a full impairment loss of RMB1.4 million (US$0.2 million). Cyrus Jun-Ming Wen is a director of Plutux Labs according to the Schedule 13G filed by Plutux Labs on September 13, 2018. According to the Schedule 13D filed by Splendid Days Limited (“Splendid Days”), the Group’s convertible notes investor (see Note 19), on February 21, 2019, Cyrus Jun-Ming Wen is also a director of Truth Beauty Limited (“Truth Beauty”), the shareholder of Splendid Days. Truth Beauty has sold to the Group’s former president 100% of the issued and outstanding share capital of Splendid Days on April 9, 2020.

<10> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. As the prepaid deposit for joint venture was fully impaired in 2019 as actual progress on the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil.

<11> Nanyang Herbs

In February 2020, the Group entrusted a nominee to hold trust shares of 50% in Nanyang Herbs and the nominee is to exercise rights in accordance with the instruction of the Group. In March 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. The Group has invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020. As the result of the first phase research project below expectation, the Group recorded an impairment loss of RMB1.2 million (US$0.2 million) for the year ended December 31, 2020.

For the investments in equity, the Group has recorded share of loss of RMB4.3 million, RMB2.8 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

In total, the Group recorded impairment charges relating to its investments in equity and other of RMB9.2 million, RMB8.5 million and RMB19.2 million (US$2.9 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Office buildings	69,341,652	-	-
Computers and equipment	5,181,577	4,989,121	764,616
Leasehold improvements	9,359,857	-	-
Office furniture and fixtures	1,787,549	1,720,139	263,623
Motor vehicles	5,031,201	4,376,821	670,777
Software	14,542,095	10,511,865	1,611,014
Less: accumulated depreciation and amortization	(89,974,366)	(20,620,844)	(3,160,283)
Less: property, equipment and software, net, held-for-sale	(14,051,044)	-	-
Net book value	1,218,521	977,102	149,747

Depreciation and amortization charges for the years ended December 31, 2018, 2019 and 2020 amounting to RMB3.7 million, RMB2.8 million and RMB0.4 million (US$0.1 million), respectively. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB0.2 million, RMB2.2 million, RMB0.03 million (US$0.01 million), as other income, net for the years ended December 31, 2018, 2019 and 2020. The office buildings and leasehold improvements of the Group were related to mortgaged properties and the subsidiaries that held the mortgaged properties have been disposed in February 2020 (see Note 7).

10. LAND USE RIGHTS, NET

Gross carrying amount, accumulated amortization and net book value of land use rights are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Land use rights	85,160,348	-	-
Less: accumulated amortization	(24,011,374)	-	-
Less: land use right, net, held-for-sale	(61,148,974)	-	-
Net book value	-	-	-

Amortization charge for the years ended December 31, 2018, 2019 and 2020 amounting to RMB1.9 million, RMB1.4 million and nil, respectively.

Land use rights classified as held-for-sale represented land use rights held by The9 Computer, C9I Shanghai and Shanghai Kaie in relation to the office buildings located at Zhangjiang, Shanghai and these subsidiaries were disposed in February 2020 (see Note 7).

11. LEASES

The Group has operating leases primarily for office space, parking lots and warehouse after relocation of their principal office since August 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and excludes lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Operating lease costs are recognized on a straight-line basis over the lease term. The prepaid rental expense recorded in operating lease right-of-use assets amounting to RMB0.01 million and nil as of December 31, 2019 and 2020, respectively.

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Operating lease right-of-use assets	9,257,604	5,149,090	789,133
Operating lease liabilities-current portion	3,407,670	3,787,210	580,415
Operating lease liabilities-non-current portion	6,251,705	2,464,495	377,700

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated Statements of Operations and Comprehensive (Loss) Gain	December 31, 2019	December 31, 2020	December 31, 2020
		RMB	RMB	US$
				(Note 3)
Operating lease cost	Operating expenses	1,606,340	3,539,374	542,433
Cost of other leases with terms less than one year	Operating expenses	82,232	67,281	10,311
Total		1,688,572	3,606,655	552,744

Maturities of operating lease liabilities are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Due within one year	3,779,845	3,995,768	612,378
Due in the second year	3,995,768	2,502,839	383,577
Due in the third year	2,502,839	-	-
Total lease payments	10,278,452	6,498,607	995,955
Less: imputed interest	(619,077)	(246,902)	(37,839)
Total	9,659,375	6,251,705	958,116

As of December 31, 2020, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	1,271,769	2,842,464	435,627

12. OTHER LONG-LIVED ASSETS, NET

Other long-lived assets are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Prepaid license fee	6,515,200	-	-
Prepaid deposit for joint venture	-	-	-
Total	6,515,200	-	-

Prepaid license fee represents the payment made by the Group pursuant to an IP license agreement on CrossFire New Mobile Game with an online game company in January 2016 to use its IP to develop a mobile game for a period of two years after commercialization of the game. The contract is effective through October 31, 2020 and the IP license expired as of December 31, 2020. There was no substantial development on CrossFire New Mobile Game in 2020 and both the Group and the third-party outsourced development company are waiting for the approval from relevant authorities for commercial launch.

The Group is in the process of negotiating with the online game company to regain the license for such game development. Considered the game was failed to launch prior to the expiry date and the level of uncertainty involved to regain the license or to commercially launch the game in the future, the Group has performed an impairment assessment to consider the recoverable amount. As the prepaid license fee is non-refundable in nature, the Group has fully impaired the prepaid license fee of RMB6.5 million (US$1.0 million) during the year ended December 31, 2020.

In March 2019, the Group entered into a joint venture agreement with F&F in an attempt to enter the electric vehicle business. The Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates in April 2019. In 2019, as the actual progress of the joint venture is below expectations, the Group recorded a full impairment loss of RMB34.9 million (US$5.3 million) for the year ended December 31, 2019 (see Note 29.1).

In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement (see Note 8 <10>).

13. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of common stock warrants was measured using the Black-Scholes Model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. The fair value of convertible note is based on a discounted cash flow model with an unobservable input of discount rate. (Level 3)

In 2015, the Group issued warrants in connection with its convertible notes has the warrants have expired as of December 31, 2020. The warrants are recorded at fair market value at the date of issuance and subsequently at each reporting date. The following table presents the change in the warrants liability that were measured at fair value on a recurring basis using significant Level 3 inputs during 2019 and 2020 (see Note 19).

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Balance at beginning of year	1,490,844	198,600	30,437
Issuance of warrants	-	1,694,208	259,649
Fair value change on warrants liability recognized in other comprehensive income	(1,292,244)	(37,851)	(5,801)

Balance at the end of the year	198,600	1,854,957	284,285

14. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2018, 2019 and 2020. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2018, 2019 and 2020. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As HNTE qualification has expired in November 2020, Shanghai IT is no longer entitles the HNTE qualification benefits. As Shanghai IT did not have taxable income for the years ended December 31, 2018, 2019 and 2020, Shanghai IT has not benefited from this preferential income tax rate.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense
PRC	-	-	7,165,097	1,098,099
Other jurisdictions	-	-	-	-
Deferred tax assets
PRC	(39,763,083)	(5,772,005)	25,905,564	3,970,201
Other jurisdictions	(19,816,235)	(15,151,553)	(44,312,311)	(6,791,159)
Subtotal	(59,579,318)	(20,923,558)	(18,406,747)	(2,820,958)
Change in valuation allowance
PRC	39,763,083	5,772,005	(25,905,564)	(3,970,201)
Other jurisdictions	19,816,235	15,151,553	44,312,311	6,791,159
Subtotal	59,579,318	20,923,558	18,406,747	2,820,958
Income tax expense	-	-	7,165,097	1,098,099

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	2%	1%	(10)%
Change in future tax rate (upon expiration of preferential rate)	1%	2%	0%
Change of prior year deferred tax assets	(11)%	(15)%	1%
Change of valuation allowance	(2)%	(18)%	(10)%
Income not subject to tax and non-deductible expenses, net	0%	0%	0%
Effect of expired net operating loss	(15)%	5%	(6)%
PRC withholding tax	0%	0%	2%
Effective EIT rate	0%	0%	2%

Significant components of deferred tax assets

	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	1,076,708	615,041	94,259
Temporary differences related to impairment on advances to suppliers	3,438,597	2,942,771	450,999
Temporary differences related to provision for doubtful accounts	1,078,742	689,811	105,718
Others	8,771,868	8,221,500	1,260,000
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	24,890,416	15,396,549	2,359,624
Startup expenses and advertising fees	199,704	212,880	32,625
Temporary differences related to research and development credits	1,120,850	1,057,050	162,000
Temporary differences related to equity investments	5,069,035	11,740,058	1,799,243
Foreign tax credits	-	-	-
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	766,284
Tax loss carry forwards	270,594,922	256,958,435	39,380,603
Total deferred tax assets	321,240,842	302,834,095	46,411,355
Less: Valuation allowance	(321,240,842)	(302,834,095)	(46,411,355)
Total deferred tax assets	-	-	-

Movement of valuation allowance on deferred tax assets

	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	US$
			(Note 3)
Beginning balance	342,164,400	321,240,842	49,232,313
Decrease in valuation allowance	(20,923,558)	(18,406,747)	(2,820,958)
Ending balance	321,240,842	302,834,095	46,411,355

For the years ended December 31, 2019 and 2020, the Group recorded a reversal of valuation allowance of approximately RMB 20.9 million and an increase of RMB18.4 million (US$2.8 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2020, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 327.8 million which will expire from 2021 to 2025. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

As of December 31, 2020, Red 5 had net operating loss carry forwards for federal and state income tax purposes of approximately US$127.2 million and US$68.4 million, respectively, which will begin to expire in 2029 and 2019, respectively. Red 5 also had credits for increasing research activities available to offset future federal and state taxes payable of approximately US$0.1 million and US$0.1 million, respectively, that will begin to expire in 2030 for federal purposes and which have no expiration for state purposes. Red 5 had foreign tax credits for federal purposes of approximately US$2.5 million, which expired in 2020. Pursuant to US tax laws and regulations, the utilization of an acquired entity’s net operating losses and credits are subject to annual limitation computed based on the fair value of the acquired entity. As a result of the limitation, the Group provided a full valuation allowance on its deferred tax assets as it is not more likely than not that the net operating losses and credits carried forward can be utilized before expiration.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2019 and 2020. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these VIEs do not have any accumulated earnings as of December 31, 2019 and 2020. The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2019 and 2020. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2018, 2019 and 2020, the Group did not have any material interest and penalties associated with its tax positions.

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

15. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Pledged loan	82,645,089	-	-
Interest-free loan	34,881,000	-	-
Long-term borrowing due within one year	31,624,560	-	-
Less: borrowing classified as held for sale	(31,624,560)	-	-
Total	117,526,089	-	-

In June 2016, Asian Development borrowed a total of HK$92.3 million from a financial services company at an annual interest rate of 2% for a term of 24 months, which is secured by a pledge of 417,440,000 shares of L&A. The pledged loan was due in June 2018 as Asian Development has defaulted the loan in June 2016 due to a sharp decline in share price of L&A (see Note 29.2). On September 9, 2020, the High Court of Hong Kong issued an order to wind-up Asian Development given its inability to repay its liabilities and provisional liquidator to On September 9, 2020, the provisional liquidator of Asian Development made a winding-up order and the High Court of Hong Kong gazetted this order on September 18, 2020. The Official Receiver’s Office of Hong Kong has appointed a liquidator to perform the work and duties to the winding-up of Asian Development, including the prosecution of insolvency offences and disqualification of directors. Followed by the winding-up order issued by the court, the Group has lost control of Asian Development and deconsolidated Asian Development as of the date of the court order. The obligation for the payment of pledged loan remained with Asian Development as it is a limited liability company and the Group has recognized an amount of RMB83.7 million (US$12.8 million) to the gain on disposal of Asian Development.

In December 2015, the Group entered an entrusted bank borrowing agreement, amounted to RMB31.6 million (US$4.8 million), with a subsidiary of Splendid Days and China Merchants Bank as entrustment bank. Both the principal and interest of the entrusted bank loan were repaid on February 11, 2020.

In March 2019, the Group entered into a joint venture agreement with F&F, to establish a joint venture in China to manufacture and distribute electric vehicles designed and developed by F&F with a committed capital investment amounting to US$600.0 million. The Group made the initial deposit of US$5.0 million to F&F in April 2019 through an interest-free loan granted from Ark Pacific Associates for a period of one year. The loan was due on March 31, 2020 and the loan was waived by Ark Pacific Associates followed by a private settlement deed entered among the Group, Splendid Days and Ark Pacific Associates where upon the settlement of the convertible notes and the satisfaction of the conditions set forth in the private settlement deed, the interest-free loan will be waived. As of December 31, 2020, the Group has fulfilled the obligation stated in the private settlement deed and the interest-free loan was waived.

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	57,499,910	56,311,274	8,630,080
Professional services	11,844,738	9,866,284	1,512,074
Agency commission fees payable	-	6,397,096	980,398
Staff cost related payables	9,851,024	3,842,856	588,943
Office expenses	3,543,495	1,920,735	294,365
Product development services	906,906	848,237	129,998
Other payables	3,540,000	-	-
Utility fees	1,646,394	-	-
Others	4,308,376	4,384,391	671,937
Total	93,140,843	83,570,873	12,807,795

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2020, the Group had raised RMB57.5 million (US$8.8 million). The Group does not plan to finance the remaining RMB100.0 million (US$15.3 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against the Group to recover RMB57.5 million (US$8.8 million) of principal and RMB4.6 million (US$0.7 million) of interest that the Group has previously raised to finance the early phase development of CrossFire New Mobile Game. The Group cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of December 31, 2020, no appeal claim has been made by Inner Mongolia Culture Assets to the sentence of the court.

17. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million (US$30.7 million).

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.0 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel, has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$26.1 million) as of both December 31, 2019 and 2020.

18. CONVERTIBLE NOTES

On November 24, 2015, the Group entered into an agreement with Splendid Days for a private placement of secured convertible notes and warrants for gross proceeds of US$40,050,000. The transaction closed on December 11, 2015 and the Group has recognized an amount of US$8.1 million as BCF from the convertible notes. Pursuant to the terms of the agreement, the convertible notes shall mature in December 2018, subject to an extension for two years at the discretion of the investor. The convertible notes accrue interest at a rate of 12% per annum and are payable upon maturity of the notes. According to the Schedule 13D filed by Splendid Days on March 5, 2018, Splendid Days’s equity was transferred from Ark Pacific Special Opportunities Fund I, L.P., an entity affiliated with the Group's former president to Truth Beauty Limited. The equity of Splendid Days was transferred to the Group’s former president on April 9, 2020. The notes are secured by the equity interest of the Group’s subsidiaries (The9 Computer and C9I Shanghai), and the Group’s office buildings. Splendid Days is entitled to put the convertible notes to the Group upon a change in control and upon an event of default. The Group has entered into a deed of settlement with the Splendid Days on March 12, 2019 wherein the Group will proceed to dispose of office buildings and use the proceeds to repay both convertible notes and the entrusted bank loan. Annual interest rate on the loan remained at 12% up to settlement date. In September 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries, namely The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$75.6 million). These subsidiaries hold land use rights and office buildings located at Zhangjiang, Shanghai. The transaction was completed on February 21, 2020.

On May 29, 2020, the Group entered into a private settlement deed with Splendid Days and Ark Pacific Associates relating to the convertible notes repayment. Pursuant to the private settlement deed, the interest rate on the convertible notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original convertible notes issuance date until February 21, 2020, the date on which interest stopped to accrue on the convertible notes. The Group settled approximately US$50.0 million of the total outstanding amount due to Splendid Days and its designated affiliates primarily relating to convertible notes and entrusted loan in aggregate by cash and further settled the remaining portion on June 12, 2020 by an initial issuance of 32,400,000 Class A ordinary shares of the Company to Splendid Days. Those Class A ordinary shares are subject to certain lock-up conditions and the number of Class A ordinary shares held or to be held by Splendid Days may also be subject to quantitative adjustments based on the market value of the Company’s shares, as set forth in the private settlement deed. For the extinguishment of the convertible notes, the intrinsic value of the BCF as of extinguishment date was determined as nil and all the reacquisition price allocated to the convertible notes. In accordance with the terms and conditions set forth in the private settlement deed, the interest-free loan of US$5.0 million extended by Ark Pacific Associates was waived in December 2020 given the conditions set forth have been satisfied. As of December 31, 2020, the Group deemed there is no quantitative adjustments required to the number of Class A ordinary shares issued to Splendid Days in June 2020. The Group recognized a gain on extinguishment on convertible notes amounting to RMB56.8 million (US$8.7 million) for the year ended December 31, 2020.

On February 3, 2020, the Group entered into a convertible promissory note with Iliad Research and Trading, L.P., for convertible notes of US$500,000 with interest at a rate of 6% per annum. The convertible note was repaid in October 2020 and no gain or loss on extinguishment.

19. WARRANTS

The warrants on convertible notes are exercisable at any time after the commitment date to purchase up to 4,778,846 shares of the Company’s ADS as follows:

Warrants	Principal Amount		Exercise Price
Tranche I	US$	5,000,000	US$	1.50
Tranche A	US$	2,750,000	US$	2.60
Tranche B	US$	1,650,000	US$	5.20
Tranche C	US$	550,000	US$	7.80

For the tranches A, B and C, the expiration date is the third anniversary of the issuance date or if the holder has exercised its option to extend the maturity date of all or any portion of the convertible notes in accordance with the terms and conditions thereof, the fifth anniversary of the issuance date. Tranches A, B and C expired on December 20, 2018. Tranche I expired in December 2020. The holder of the warrants did not exercise until the expiration date.

The fair value of the warrants as of December 31, 2019 and 2020 is RMB0.2 million and nil, respectively. The change in fair value of the warrants liability resulted in a loss of RMB2.3 million, RMB1.3 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

In October 2020, the Group has completed an offering for the issuance of ordinary shares, warrants and representative’s warrants. The warrants on equity-linked instruments are classified as equity, these warrants are exercisable immediately after the issuance date to purchase up to 2,702,500 of the Company’s ADSs and expire three years after the issuance date. The representative’s warrants are classified as a liability, these warrants exercisable commencing six months from the effective date of the registration statement and expire three years after the effective date.

No remeasurement to the equity classified warrants after initial recognition and the Group will reassess the classification on each reporting date. For the liability classified warrants, the fair value of the warrants as of issuance date and December 31, 2020 is RMB1.7 million (US$0.3 million) and RMB1.9 million (US$0.3 million), respectively. The change in fair value of the warrants liability resulted in a gain of RMB0.2 million (US$0.02 million) for the year ended December 31, 2020.

20. SHAREHOLDER RIGHTS PLAN

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

On May 6, 2019, an extraordinary general meeting was held to adjust the authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of the Group. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of the Group. Class A ordinary shares and Class B ordinary shares were split from the ordinary shares issued at the time of change. No new shares were issued. Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2020, there were 260,032,362 ordinary shares issued or outstanding, being the sum of 247,090,351 Class A ordinary shares and 12,942,011 Class B ordinary shares.

21. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive gain (loss) for such employee benefits amounted to RMB7.9 million, RMB4.5 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

22. SHARE-BASED COMPENSATION

22.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. As of December 31, 2020, options to purchase 50,000 ordinary shares were outstanding and options to purchase 33,352,118 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	50,000	US$	0.93	3.07	Nil
Granted	-	-		-	Nil
Exercised	-	-		-	Nil
Forfeited	-	-		-	Nil
Outstanding as of December 31, 2020	50,000	US$	0.93	2.07	Nil
Vested and expected to vest as of December 31, 2020	50,000	US$	0.93	2.07	Nil
Exercisable as of December 31, 2020	50,000	US$	0.93	2.07	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for years ended December 31, 2018, 2019 and 2020.

On January 24, 2018, as approved by the Board of Directors, the Group granted share options totaling 5,750,000 shares to directors, officers and consultants. The remaining shares shall become vested in a series of 36 successive equal monthly installments upon grantees’ completion of each month of service to the Company over the 36-month period measured from the grant date. On September 4, 2018, the Group canceled a portion of the options totaling 4,700,000 share options granted to directors, officers and consultants. The 1,000,000 share options were forfeited due to the resignation of the Group’s former president.

The weighted-average grant-date fair value of options granted during 2018 was US$0.51. The fair value of the share options was measured on the respective grant dates based on the Black-Scholes option pricing model, with below assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	2.19%
Expected life (years)	2.93
Expected dividend yield	0.00%
Volatility	78.55%
Fair value of options at grant date	US$	0.51

The following table summarizes the share option activities subject to performance condition:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	1,000,000	US$	0.93	3.07	Nil
Granted	-	-		-	Nil
Exercised	-	-		-	Nil
Forfeited	(1,000,000)	US$	0.93	-	Nil
Outstanding as of December 31, 2020	-	-		-	Nil
Vested and expected to vest as of December 31, 2020	-	-		-	Nil
Exercisable as of December 31, 2020	-	-		-	Nil

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

On June 17, 2020, the Group granted an aggregate amount of 29,100,000 restricted Class A ordinary shares to directors, officers and consultants as share incentive awards for their services to the Company pursuant to Eighth Amended and Restated 2004 Stock Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. All the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions as of December 31, 2020.

Share-Based Compensation

For the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation of RMB3.9 million, RMB21.3 million and RMB55.1 million (US$8.4 million), respectively, for options granted to the Group’s employees and directors.

As of December 31, 2020, there was approximately RMB4.4 million (US$0.7 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

22.2 Stock Options and Ordinary Shares Granted by Red 5

In February 2006, Red 5 adopted a Stock Incentive Plan (“Red 5 Stock Incentive Plan”) under which Red 5 may grant to its employees, director and consultants stock options to purchase common shares or restricted shares. As of December 31, 2010, 13,626,955 shares were reserved under Red 5 Stock Incentive Plan. In September 2011, Red 5 further increased the number of common shares reserved to 22,855,591. If an option shall expire or terminate for any reason without having been exercised in full, the reserved shares subject to such option shall again be available for subsequent option grants under the plan. From the inception of this plan to December 31, 2020, Red 5 granted a total of 38,191,879 options to its employees and directors at the exercise price ranging from US$0.0001 to US$0.2450 per share, which vest over four years commencing from grant date. Options expire within a period of not more than ten years from the grant date. An option granted to a person who is a greater than 10% shareholder on the date of grant may not be exercisable more than five years after the grant date. As of December 31, 2020, options to purchase 5,111,250 shares of common stock were outstanding and options to purchase 15,480,087 shares of common stock were available for future grant.

The following table summarizes the Red 5’s share option activities with its employees and directors:

	Number of Options	Weighted-Average Exercise Price per Option		Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	5,111,250	US$	0.049	1.24	Nil
Granted	-	-		-	Nil
Exercised	-	-		-	Nil
Forfeited	-			-	Nil
Outstanding as of December 31, 2020	5,111,250	US$	0.049	0.24	Nil
Vested and expected to vest as of December 31, 2020	5,111,250	US$	0.049	0.24	Nil
Exercisable as of December 31, 2020	5,111,250	US$	0.049	0.24	Nil

The option’s intrinsic value was calculated by the excess of the estimated fair value of Red 5’s common shares, which was determined by the Group with the assistance of an independent valuation firm.

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised for the year ended December 31, 2018, 2019 and 2020 were nil.

The fair value of options granted at US$0.0178, measured on the grant date based on the Black-Scholes option pricing model with assumptions made regarding expected term and volatility, risk-free interest rate and dividend yield:

Risk-free interest rate	0.78%
Expected life (years)	4.00
Expected dividend yield	0.00%
Volatility	45.70%

Red 5 recorded share-based compensation of RMB0.04 million, RMB0.05 million and nil for options and shares of restricted common stock granted for the years ended December 31, 2018, 2019 and 2020, respectively. The share-based payment awards were recorded as a component of noncontrolling interest in the consolidated financial statements.

As of December 31, 2020, unrecognized compensation cost related to share-based awards granted to Red 5 grantees is nil.

23. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, the Group entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.2 million) and all outstanding balances have been offset. No IPTV business transaction in 2019 and 2020 and total amount due to ZTE9 for IPTV business was RMB0.2 million and nil as of December 31, 2019 and 2020, respectively. No borrowing lent to ZTE9 in 2019 and 2020 and total amount due from ZTE9 for outstanding loans was RMB1.0 million and nil as of December 31, 2019 and 2020, respectively.

The Group charged service fees to Big Data of RMB0.02 million and nil for the years ended December 31, 2019 and 2020, respectively. Total amount due from Big Data was RMB0.1 million and RMB0.1 million (US$0.02 million) as of December 2019 and 2020, respectively.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of RMB16.1 million and nil to the Group in 2019 and 2020, respectively. The Group has repaid a total of nil and RMB42.5 million (US$6.5 million) for the years ended December 31, 2019 and 2020, respectively. The loans were interest-free and the outstanding balance of RMB63.2 million and RMB20.6 million (US$3.2 million) remained as of December 31, 2019 and 2020, respectively.

In May 2019, the issued and outstanding ordinary shares then held by Incsight, which is wholly owned by Mr. Jun Zhu, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, the Company amended and restated then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted the Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to the capital structure of the Company. As a result of such changes, Mr. Jun Zhu holds the majority of the Company’s outstanding voting power and the Company became a “controlled company” as defined under Nasdaq Stock Market Rules.

Transaction with Comtec

In June 2019, the Group entered into a share purchase agreement with Comtec Windpark Renewable (holdings) Co., Ltd. ("Comtec"), a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712) (“Comtec Group”), an entity affiliated with Kwok Keung Chau, independent director of the Company. Pursuant to the share purchase agreement, the Company has issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin, a lithium battery management system and power storage system supplier.

24. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net (loss) income attributable to ordinary shareholders before change in redeemable noncontrolling interest	(217,092,926)	(177,795,168)	397,883,388	60,978,298
Change in redeemable noncontrolling interest	(40,918,773)	(12,827,598)	(1,190,122)	(182,394)
Net (loss) income attributable to ordinary shareholders	(258,011,699)	(190,622,766)	396,693,266	60,795,904

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	62,114,760	106,407,008	163,599,920	163,599,920

Net (loss) income attributable to holders of ordinary shares per share
- Basic and diluted	(4.15)	(1.79)	2.42	0.37

The Company had 20,383,333, 13,213,978 and 4,200,645 stock options, warrants and non-vested shares outstanding as of December 31, 2018, 2019 and 2020, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

25. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2018, 2019 and 2020. The accumulated reserves as of December 31, 2020 were RMB3.8 million (US$0.6 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB11.5 million (US$1.8 million) as of December 31, 2020, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2020, approximately RMB7.7 million (US$1.2 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

26. NONCONTROLLING INTEREST

As of December 31, 2019, the Group’s noncontrolling interests mainly included equity interest in Red 5 and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2018, 2019 and 2020.

	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$ (Note 3)
Net (loss) income attributable to The9 Limited	(217,092,926)	(177,795,168)	397,883,388	60,978,299
Transfers (to) from the noncontrolling interest:
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares (1)	-	-	-	-
Change from net (loss) income attributable to The9 Limited and transfers to noncontrolling interests	(217,092,926)	(177,795,168)	397,883,388	60,978,299

(1)	In June 2016, the Group completed a share exchange transaction with L&A and certain other shareholders of Red 5, whereby the Group exchanged approximately 30.6% equity interest (on a fully-diluted basis) owned in Red 5 for a total of 723,313,020 (after a one-to-five stock split) of newly issued shares of L&A, after deducting a 6% of total shares received (769,481,940 shares) for the payment of a service fee to a third-party consultant. As a result, the percentage of noncontrolling interest in Red 5 changed from 10.4% to 58.1%, after deducting shares of Series B redeemable convertible preferred shares (“SBPS”) from total shares of Red 5.

27. REDEEMABLE NONCONTROLLING INTEREST

The holders of SBPS were as follows:

Holder	December 31, 2019	December 31, 2020
	Number of Shares	Number of Shares
L&A International Holdings Limited	10,180,553	10,180,553
Shanghai Oriental Pearl Culture Development Co., Ltd.	17,258,399	17,258,399

On December 31, 2014, the Group considered the redemption of the SBPS to be probable. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the redemption date.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2020
	RMB	RMB	US$
			(Note 3)
Redeemable noncontrolling interest opening balance	341,074,539	349,046,548	53,493,724
Net loss attributable to redeemable noncontrolling interest	(4,855,589)	(1,190,122)	(182,394)
Change in redeemable noncontrolling interest	12,827,598	1,190,122	182,394
Redeemable noncontrolling interest ending balance	349,046,548	349,046,548	53,493,724

28. DISPOSAL OF SUBSIDIARIES

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries namely, The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$75.6 million). These subsidiaries hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction was completed on February 21, 2020 and the Group has recorded a gain of RMB391.8 million (US$60.1 million).

On September 9, 2020, the provisional liquidator of Asian Development made a winding-up order and the High Court of Hong Kong gazetted this order on September 18, 2020. The Official Receiver’s Office has appointed a liquidator to perform the work and duties to the winding-up of Asian Development, including the prosecution of insolvency offences and disqualification of directors. Followed by the winding-up order issued by the court, the Group has lost control of Asian Development and deconsolidated Asian Development as of the date of the court order. The obligation for the payment of pledged loan remained with Asian Development as it is a limited liability company and the Group has recognized an amount of RMB83.7 million (US$12.0 million) to the gain on disposal of Asian Development.

29. COMMITMENTS AND CONTINGENCIES

29.1 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$8.8 million), and the Group planned to raise an additional RMB100.0 million (US$15.3 million) until CrossFire New Mobile Game is launched. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. The Group does not plan to finance the remaining RMB100.0 million (US$15.3 million) from the planned fundraising arrangement. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims to request a refund of RMB57.5 million (US$8.8 million) which the Group has previously raised to finance the early phase development of CrossFire New Mobile Game and the interest compensation on the fund raised amounting to RMB4.6 million (US$0.7 million). On October 20, 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of December 31, 2020, Inner Mongolia Culture Assets and Equity Exchange did not appeal against the sentence of the court in the period granted and no further claim filed by Inner Mongolia Culture Assets and Equity Exchange against the Group.

In June 2017, Shanghai IT entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.4 million) in Beijing Ti Knight. As of December 31, 2020, Shanghai IT has invested RMB4.9 million (US$0.8 million) and has a remaining capital contribution commitment amounting to RMB4.1 million (US$0.6 million). Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.0 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2020, the Group has both a capital commitment and a purchase commitment amounting to RMB4.1 million (US$0.6 million) and RMB6.8 million (US$1.0 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). As of December 31, 2020, the agreements have not been terminated but the outsourcing development of the related game has been transferred to a third-party company.

In 2019, Jiu Gang has signed a joint venture agreement with Shenzhen EN-plus Technologies Co., Ltd. ("EN+"), an electric vehicle charging equipment company incorporated in the PRC, to establish a joint venture to engage in sales of new energy electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services for urban charging equipment and platforms for electric vehicles. According to the joint venture agreement, the Group will make a cash investment of RMB50.0 million (US$7.7 million) in the joint venture in consideration for which it will receive 80% equity interest in the joint venture, and EN+ will contribute its current and future proprietary electric vehicle charging technology to the joint venture in consideration for which it will receive a 20% equity interest of the joint venture. As of December 31, 2020, there has been no progress with forming the joint venture.

In March 2019, the Group entered into a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute and sell electric cars in the PRC. Under the terms of joint venture agreement, the Group will make capital contribution of up to US$600.0 million in three equal installments to the joint venture, and F&F will make contributions including its use rights for a piece of land in the PRC to manufacture electric cars and will grant the joint venture an exclusive license to manufacture, market, distribute and sell certain F&F’s car models and other potential selected car models in the PRC, in each case subject to the satisfaction of certain conditions, such as establishment of the joint venture and funding arrangements. The Group is only obligated to contribute capital into the joint venture if the Group can raise funds for this joint venture. The Group has paid the initial deposit of US$5.0 million in April 2019. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the joint venture agreement with F&F was deemed to be terminated and the capital commitment in the joint venture agreement was deemed released.

In September 2020, the Group entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in mainland China. Pursuant to the master cooperation and publishing agreement and amendment agreement entered in December 2020, the Group obtained exclusive licenses of several games developed by Voodoo. Voodoo granted the Group an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in mainland China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to the Group and as a minimum guarantee payment, the Group is to pay an aggregate amount of US$13.0 million in cash to Voodoo based on the agreed timetable, subject to satisfaction of certain conditions related to delivery of games by Voodoo, including an upfront payment of US$3.0 million that the Group has paid in September 2020. As of December 31, 2020, the game granted by Voodoo is under development.

29.2 Contingencies

In June 2016, Asian Development borrowed HK$92.3 million (US$11.9 million) from a financial services company at an annual interest rate of 2% for a term of 24 months. This loan is secured by 417,440,000 shares of L&A. Pursuant to the financing agreement, such loan is considered to be in default since the market price of the pledged shares had fallen below the collateralized stock price by more than 35% for ten consecutive trading days. Asian Development had not made any remediation pursuant to the financing agreement. Upon default, the lender shall be entitled to foreclose the pledged shares and become the legal and beneficial owner of the pledged shares. If the market value of the pledged shares cannot cover the total outstanding amount owed by Asian Development to the lender under the financing agreement, the lender may claim against Asian Development to recover any outstanding amounts under the financing agreement, in addition to foreclosure of the pledged shares as mentioned above. On September 9, 2020, the High Court of Hong Kong issued an order to wind-up Asian Development given its inability to pay for the liabilities due and has appointed provisional liquidator to close remaining corporate affairs within the statutory timeframe.

Red 5 and its affiliates are currently in dispute with Qihoo 360 and its affiliates regarding System Link and Firefall and various legal proceedings have been initiated and are ongoing in connection with such dispute since 2016 where litigations have been filed with both Intellectual Property Court of Shanghai and Hong Kong International Arbitration Centre. In May 2019, the Group has entered into an out-of-court settlement with Qihoo 360 where both the Group and Qihoo 360 agreed to withdraw litigations filed in relation to the dispute over Firefall and to liquidate the joint venture, System Link. The Group has withdrawn all the claims against Qihoo 360 and settled the litigation proceedings in Shanghai in May 2019. In August 2019, the Group has received a refund from Intellectual Property Court of Shanghai on court acceptance fee paid in 2016 and recognized other income amounting to RMB3.8 million (US$0.6 million) in 2019. As of December 31, 2020, the Group is implementing the mediation agreement with Qihoo 360 to settle the arbitration proceeding in Hong Kong.

As described in Note 27, in August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2019 (see Note 27). Per Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the issuance date of these consolidated financial statements, there was no such preferred shareholder requiring Red 5 to redeem the preferred shares.

Shanghai Oh Yeah Information Technology Co., Ltd. filed several related civil claims in April 2019 against joint defendants including Shanghai IT, ZTE9 and a third-party defendant, regarding copyright infringements of their intellectual property to the Intellectual Property Court of Shanghai with a total aggregated claim amount of RMB3.0 million (US$0.5 million). The Group has assessed the likelihood of the outcome and have accrued an amount for the contingency. On July 28, 2020, the Intellectual Property Court of Shanghai granted the claims withdrawal request from Shanghai Oh Yeah Information Technology Co., Ltd. and underlying legal proceeding was dismissed.

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. The Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group has been discharged. Upon the satisfaction of the conditions set forth in the Settlement Deed, the arbitration proceeding will be terminated. As of December 31, 2020, the arbitration proceeding has not been terminated. The hearing of the arbitration proceeding is expected to be held in April 2021.

30. SEGMENT REPORTING

The Group operates in one segment whose business is developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China (including PRC, Taiwan, Hong Kong and Macau) and other areas for the years ended December 31, 2018, 2019 and 2020.

The following geographic area information includes net revenues based on location of players for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Greater China	16,430,205	182,107	625,488	95,860
Other areas	1,001,653	159,388	-	-
Total	17,431,858	341,495	625,488	95,860

The majority of the Group’s assets is located in Greater China.

31. SUBSEQUENT EVENTS

In January 2021, the Company entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the Purchase Agreement, the Company issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per share and 207,891,840 warrants in aggregate, to the Investors in February 2021. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021.

In February 2021, the Company issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of the Company’s at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Payment of the redemption amount could be in cash or the Company’s ADSs, provided that any redemption made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. The Company has the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, the Company have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share.

In February 2021, NBTC Limited, the Company’s wholly-owned subsidiary, signed a strategic cooperation framework purchase agreement, or the Cooperation Agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. The Company completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. Other than WhatsMiner bitcoin mining machines, the Company also plan to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021 the Company entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which the Company are able to sell up to US$100.0 million of the Company’s ADSs solely at the Company’s request at any time during the 36 months following the date of the SEDA.

In February 2021, the Company entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of the Company’s Class A ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines have already been deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

In February 2021, the Company’s board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 restricted Class A ordinary shares of the Company to certain directors, executive officers, employees and consultants of the Company as share incentive awards for their services to us pursuant to the Option Plan. Among those restricted Class A ordinary shares grants, 32,190,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed upon the satisfaction of the conditions that half of the restricted shares should vest if the Company’s market capitalization reaches US$400 million and the other half should vest if the Company’s market capitalization reaches US$500 million. The Company also granted 900,000 restricted Class A ordinary share units to the Company’s directors which are immediately vested and issued the same number of shares.

In February 2021, the Company entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, the Company should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently closed. Pursuant to the share purchase agreements, as soon as practicable following the filing of the Company’s annual report on Form 20-F for the year ended December 31, 2020, the Company should file a registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares.

In February 2021, the Company entered into a legally binding memorandum of understanding on the acquisition of 70% equity interest in Hangzhou SuanLiTechnology Co., Ltd., a cryptocurrency cloud mining blockchain Software-as-a-Service company. The acquisition consideration would be approximately US$7.0 million, subject to due diligence and valuation to be conducted by an independent valuation firm. The Company will pay the acquisition consideration by issuance of Class A ordinary shares at a price of US$82.89 per ADS, representing the closing market price of the Company’s ADSs prior to the signing of the memorandum of understanding.

In February 2021, the Company signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for cash consideration of US$10 million.

In March 2021, the Company entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of the Company’s Class A ordinary shares. Pursuant to the purchase agreements, the Company issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 251PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, the Company signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. According to the memoranda of understanding, the Company will issue approximately 5,883,750 Class A ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 (equivalent to US$38.51 per ADS). The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed 6 months after the signing of the definitive agreements. The Company will designate an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value, and will make adjustment to the number of Class A ordinary shares to be issued if needed.

In March 2021, the Company issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. The Company are obligated to register certain number of ADSs for the resale of the Class A ordinary shares issuable upon the conversion of such note. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of the Company’s at an initial conversion price of per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or the Company’s ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. The Company have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

In March 2021, the Company’s wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82,800,000 payable in installments according to the agreed time schedule. The Company has made the first installment payment of US$16.6 million on March 22, 2021.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(21,435,150)	(68,165,230)	(87,638,664)	(13,431,213)
Total operating expenses	(21,435,150)	(68,165,230)	(87,638,664)	(13,431,213)

Loss from operations	(21,435,150)	(68,165,230)	(87,638,664)	(13,431,213)
Impairment on equity investment	-	-	(1,172,755)	(179,733)
Interest expenses	(98,308,205)	(33,154,189)	(2,923,055)	(447,978)
Fair value change on warrants liability	2,251,427	1,292,243	37,851	5,801
Gain on extinguishment of convertible notes	-	-	56,755,902	8,698,223
Gain on waiver of interest-free loan	-	-	35,397,500	5,424,904
Foreign exchange gain (loss)	1,963,364	(1,648,652)	29,578,454	4,533,096
Other expenses, net	(18,180,060)	(1,636,394)	(40,059,304)	(6,139,355)
Loss before income tax expense and share of loss in equity method investment	(133,708,624)	(103,312,222)	(10,024,071)	(1,536,255)
Share of loss in equity method investment	-	-	(2,165,935)	(331,944)
Equity in (loss) income of subsidiaries and VIEs	(83,384,302)	(74,482,946)	410,073,394	62,846,497
Net (loss) income	(217,092,926)	(177,795,168)	397,883,388	60,978,298
Other comprehensive income (loss), net of tax:
Currency translation adjustments	7,241,192	5,426,604	(12,900,251)	(1,977,050)
Total comprehensive (loss) income	(209,851,734)	(172,368,564)	384,983,137	59,001,248

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	143,896	8,545,918	1,309,719
Prepayments and other current assets, net	63,873	4,090,219	626,853
Amounts due from intercompany	1,303,065,115	1,008,125,860	154,502,048
Total current assets	1,303,272,884	1,020,761,997	156,438,620
Investments in subsidiaries and VIEs	(1,681,526,537)	(1,295,612,695)	(198,561,331)

Total assets	(378,253,653)	(274,850,698)	(42,122,711)

LIABILITIES
Current liabilities:
Short-term borrowings	34,881,000	-	-
Accrued expenses and other current liabilities	11,578,754	11,012,592	1,687,754
Warrants	198,600	1,854,957	284,285
Convertible notes	414,127,908	-	-
Total current liabilities	460,786,262	12,867,549	1,972,039
Total liabilities	460,786,262	12,867,549	1,972,039

SHAREHODERS’ EQUITY (DEFICIT)
Class A ordinary shares	7,321,099	17,197,060	2,635,565
Class B ordinary shares	648,709	900,741	138,045
Additional paid-in capital	2,539,552,478	2,695,763,016	413,143,757
Statutory reserves	28,071,982	7,326,560	1,122,844
Accumulated other comprehensive loss	(3,777,952)	(16,678,203)	(2,556,046)
Accumulated deficit	(3,410,856,231)	(2,992,227,421)	(458,578,915)
Total shareholders’ deficit	(839,039,915)	(287,718,247)	(44,094,750)
Total liabilities and shareholders’ equity	(378,253,653)	(274,850,698)	(42,122,711)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 2019 AND 2020

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	(217,092,926)	(177,795,168)	397,883,388	60,978,298
Adjustments for:
Share-based compensation expenses	3,645,751	21,705,240	55,056,426	8,437,766
Fair value change on warrants liability	(2,251,427)	(1,292,244)	(37,851)	(5,801)
Amortization of discount and interest on convertible notes	98,308,205	33,154,191	2,923,316	448,018
Foreign exchange (gain) loss	(1,963,364)	1,648,652	(29,578,454)	(4,533,096)
Equity in loss (income) of subsidiaries and VIEs	83,384,302	74,482,946	(410,073,394)	(62,846,497)
Consulting fees paid by issuance of shares	4,172,800	35,091,686	6,781,815	1,039,359
Gain on extinguishment of convertible notes	-	-	(56,755,902)	(8,698,223)
Gain on waiver of interest-free loan	-	-	(34,881,000)	(5,345,747)
Payment of issuance cost by issuance of shares	-	-	455,658	69,833
Changes in operating assets and liabilities:
Change in prepayments and other current assets	(2,971)	(1,894)	(4,026,346)	(617,065)
Change in amounts due from intercompany	30,882,203	(28,060,447)	349,361,587	53,542,003
Change in accrued expenses and other current liabilities	898,712	6,329,916	(566,162)	(86,767)

Net (cash used) provided by in operating activities	(18,715)	(34,737,122)	276,543,081	42,382,081

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	-	-	47,430,195	7,268,995
Proceeds from the issuance of convertible note	-	-	3,358,369	514,693
Proceeds from other loans	-	34,881,000	-	-
Repayments of convertible notes	-	-	(318,929,623)	(48,878,103)
Net cash provided by (used in) financing activities	-	34,881,000	(268,141,059)	(41,094,415)
Net change in cash and cash equivalents	(18,715)	143,878	8,402,022	1,287,666
Cash and cash equivalents, beginning of year	18,733	18	143,896	22,053

Cash and cash equivalents, end of year	18	143,896	8,545,918	1,309,719

Supplement disclosure of cash flow information:

Interest paid	-	-	36,310,455	5,564,821
Income taxes paid	-	-	-	-

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

2) As disclosed in Note 1 to the consolidated financial statements, The9 Limited (the “Company”) was incorporated in December 22, 1999 in the Cayman Islands to be the holding company of the Group targeting fast-growing technology businesses. The Group is transitioning from an online game operation to a cryptocurrencies mining business.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ (loss) income as “Equity in (loss) income of subsidiaries and VIEs” on the Condensed Statements of Comprehensive (Loss) Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2018, 2019 and 2020.

5) Translations of balances in the additional financial information of The9 Limited (“Parent Company”) — Financial Statements Schedule I from RMB into US$ as of December 31, 2020 and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.