Form 20-F
period 2021-12-31
The9 LTD
filed 2022-05-02
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . .

For the transition period from                      to

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

As of December 31, 2021, there were 691,388,585 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 677,781,251 Class A ordinary shares (excluding 160,545,180 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐    No  ☐

i

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and our consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we effectively control through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity,” (2) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents thirty Class A ordinary shares, (3) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau, (4) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York. For the convenience of the readers only, this annual report contains translations of some RMB or U.S. dollar amounts for 2021 at US$1.00 to RMB6.3726, as of December 30, 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

On December 15, 2004, our ADSs commenced trading on the Nasdaq Global Market under the symbol “NCTY.” In October 2018, we transferred our listing venue to the Nasdaq Capital Market. On May 6, 2019, we adjusted our authorized share capital and adopted dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. Currently, each ADS represents thirty Class A ordinary shares. In April 2021, we offered 3,765,100 ADSs, representing 112,953,000 Class A ordinary shares, and ADS warrants to purchase 2,823,825 ADSs, representing 84,714,750 Class A ordinary shares. In November 2021, we offered 416,705 ADSs, representing 12,501,150 Class A ordinary shares. In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;
●	our ability to identify business development focus;
●	our ability to develop our cryptocurrency mining business and difficulty of cryptocurrency mining to generate sufficient economic return;
●	the price fluctuation and market demand of cryptocurrencies;
●	risks inherent in cryptocurrencies, such as hacking, fraud and safety concerns;
●	risks associated with our future acquisitions and investments;
●	our ability to compete effectively against our competitors;
●	risks associated with our corporate structure and the regulatory environment in China; and
●	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity

The9 Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entity. We currently derive substantially all of our revenue from jurisdictions other than PRC. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. We have significantly reduced our PRC-related revenue, which represents an insignificant amount in 2021. Historically we had been operating online game business before our listing until this year and conducted our operations in China through (i) our PRC subsidiaries and (ii) the variable interest entity with which we have maintained contractual arrangements.

For our insignificant operation in China, PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in China through the variable interest entity, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity. The variable interest entity contributed an aggregate of 53.3%, 100.0 % and 0.9% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in China, including but not limited to Shanghai The9 Information Technology Co., Ltd. or Shanghai IT, which was established in Sept 2000, currently holds one Internet Content Provider license, operates our website and primarily engages in our gaming business. Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements,  have been entered into by and among our subsidiaries, the variable interest entity and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entity and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of our consolidated affiliated entities and consolidates our consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat our consolidated affiliated entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entity and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted,  what they would provide. If we or any of the variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entity. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. For the business operations that are conducted in China, we are subject to complex and evolving PRC laws and regulations. For example,  we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the uncertainty associated with the inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, and we have significantly reduced our business operation through the variable interest entity in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, for our insignificant operations in China, our PRC subsidiaries, variable interest entity and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the variable interest entity in China, including, the Internet Content Provider license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated variable interest entity may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our insignificant operation in PRC, under the PRC laws and regulations, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC laws and regulations, each of our subsidiaries and the variable interest entity in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. We do not, however, expect cash transfer from our PRC subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

Financial Information Related to Our Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial position for our consolidated variable interest entity and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB

Revenues	—	134,596,222	7,261,904	(5,982,986)	135,875,140
Cost of Revenues	—	(93,114,710)	(902,779)	5,982,986	(88,034,503)
Gross (loss) profit	—	41,481,512	6,359,125	—	47,840,637
Operating (expenses) income:	(186,462,351)	(145,411,019)	(32,747,408)	—	(364,620,778)
Other operating income, net	—	—	—	—	—
Income (loss) from operations	(186,462,351)	(103,929,507)	(26,388,283)	—	(316,780,141)
Income (loss) before income tax expense and share of loss in equity method investments	(275,407,505)	(122,053,789)	(17,638,822)	—	(415,100,116)
Net income (loss)	(411,234,755)	12,048,309	(17,638,822)	—	(416,825,268)
Net income (loss) attributable to shareholders of ordinary shares	(411,234,755)	16,090,546	(16,090,546)	—	(411,234,755)
Total comprehensive income (loss)	(407,250,312)	10,500,033	(16,090,546)	—	(412,840,825)

	For the Year Ended December 31, 2020
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB

Revenues	—	—	8,057,148	(7,431,660)	625,488
Cost of Revenues	—	(7,877,560)	(368,236)	7,431,660	(814,136)
Gross (loss) profit	—	(7,877,560)	7,688,912	—	(188,648)
Operating (expenses) income:	(87,638,664)	460,991,157	(36,482,896)	—	336,869,597
Other operating income, net	—	—	27,358	—	27,358
Income (loss) from operations	(87,638,664)	453,113,597	(28,766,626)	—	336,708,307
Income (loss) before income tax expense and share of loss in equity method investments	(10,024,071)	457,767,275	(44,978,434)	—	402,764,770
Net income (loss)	397,883,388	40,528,784	(44,978,434)	—	393,433,738
Net income (loss) attributable to shareholders of ordinary shares	397,883,388	43,734,607	(44,924,729)	—	396,693,266
Total comprehensive income (loss)	384,983,137	56,892,104	(44,924,729)	—	396,950,512

	For the Year Ended December 31, 2019
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB

Revenues	—	159,376	3,157,857	(2,975,738)	341,495
Cost of Revenues	—	(2,975,738)	(1,342,266)	2,975,738	(1,342,266)
Gross (loss) profit	—	(2,816,362)	1,815,591	—	(1,000,771)
Operating (expenses) income:	(68,165,230)	(54,601,585)	(39,979,309)	—	(162,746,124)
Other operating income, net	—	—	30,240	—	30,240
Income (loss) from operations	(68,165,230)	(57,417,947)	(38,133,478)	—	(163,716,655)
Income (loss) before income tax expense and share of loss in equity method investments	(103,312,222)	(38,101,162)	(51,908,096)	—	(193,321,480)
Net income (loss)	(177,795,168)	33,293,943	(51,667,515)	—	(196,168,740)
Net income (loss) attributable to shareholders of ordinary shares	(177,795,168)	38,839,622	(51,667,220)	—	(190,622,766)
Total comprehensive income (loss)	(172,368,564)	27,073,513	(51,667,220)	—	(196,962,271)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB

Cash and cash equivalents	12,243,809	409,961,660	6,215,304	—	428,420,773
Current assets	2,371,074,261	5,182,180,680	486,159,418	(6,988,902,954)	1,050,511,405
Non-current assets	(1,375,912,867)	207,475,667	7,878,993	1,420,365,177	259,806,970
Total assets	995,161,394	5,389,656,347	494,038,411	(5,568,537,777)	1,310,318,375
Current liabilities	218,690,442	5,703,634,638	1,610,873,347	(6,988,902,954)	544,295,473
Non-current liabilities	—	2,196,465	370,877	—	2,567,342
Total liabilities	218,690,442	5,705,831,103	1,611,244,224	(6,988,902,954)	546,862,815
Redeemable noncontrolling interest	—	—	—	—	—
Total equity (deficit)	776,470,952	(316,174,756)	(1,117,205,813)	1,420,365,177	763,455,560
Total liabilities, redeemable noncontrolling interest and equity (deficit)	995,161,394	5,389,656,347	494,038,411	(5,568,537,777)	1,310,318,375

	As of December 31, 2020
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB

Cash and cash equivalents	8,545,918	22,143,346	1,006,973	—	31,696,237
Current assets	1,020,761,997	3,867,539,377	10,220,368	(4,856,206,627)	42,315,115
Non-current assets	(1,295,612,695)	5,989,231	136,961	1,295,612,695	6,126,192
Total assets	(274,850,698)	3,873,528,608	10,357,329	(3,560,593,932)	48,441,307
Current liabilities	12,867,549	4,894,102,990	313,608,879	(4,856,206,627)	364,372,791
Non-current liabilities	—	2,464,495	—	—	2,464,495
Total liabilities	12,867,549	4,896,567,485	313,608,879	(4,856,206,627)	366,837,286
Redeemable noncontrolling interest	—	349,046,548	—	—	349,046,548
Total shareholders' equity (deficit)	(287,718,247)	(1,372,085,425)	(303,251,550)	1,295,612,695	(667,442,527)
Total liabilities, redeemable noncontrolling interest and shareholders' equity	(274,850,698)	3,873,528,608	10,357,329	(3,560,593,932)	48,441,307

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB
Net cash provided by (used in) operating activities	(1,230,116,807)	523,182,648	19,245,582	—	(687,688,577)
Net cash provided by (used in) investing activities	—	(134,224,511)	(6,858,562)	—	(141,083,073)
Net cash provided by (used in) financing activities	1,233,814,698	—	(7,178,690)	—	1,226,636,008

	For the Year Ended December 31, 2020
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB
Net cash provided by (used in) operating activities	276,543,081	(389,202,264)	6,405,929	—	(106,253,254)
Net cash provided by (used in) investing activities	—	446,277,694	(8,014,486)	—	438,263,208
Net cash (used in) provided by financing activities	(268,141,059)	(37,795,136)	(4,750,000)	—	(310,686,195)

	For the Year Ended December 31, 2019
			Consolidated
		Company	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Eliminations	Total

	RMB
Net cash provided by (used in) operating activities	(34,737,122)	(3,163,276)	(16,274,924)	—	(54,175,322)
Net cash provided by (used in) investing activities	—	60,795,934	83,445	—	60,879,379
Net cash (used in) provided by financing activities	34,881,000	5,491,800	550,000	—	40,922,800

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Risks Related to Our Company and Our Industry

We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred net losses of RMB196.2 million for the year ended December 31, 2019, as we continued to incur product development and sales and marketing expenses for our new products and general and administrative expenses while we have not generated significant revenues from our new games or other operations in those periods and since 2009. We recorded net income of RMB393.4 million for the year ended December 31, 2020, primarily due to gain on disposal of subsidiaries, which was of one-off nature. We recorded net loss of RMB416.8 million (US$65.4 million) for the year ended December 31, 2021, primarily due to share-based compensation expense and interest expense (convertible note). Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

We recorded negative operating cash flows of RMB54.2 million, RMB106.3 million and RMB687.7 million (US$107.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, we recorded cash and cash equivalents of 10.1 million, RMB31.7 million, RMB428.4 million (US$ RMB67.2 million), respectively. Furthermore, as of December 31, 2019, 2020 and 2021, we recorded net current liabilities of RMB903.6 million, RMB322.1 million and net current asset of RMB506.2 million (US$79.4 million), respectively. Our net current liabilities positions as of December 31, 2019 and 2020 were primarily due to continuous cash outflow in connection with our product development and sales and marketing activities, and in 2020, partially offset by gain on extinguishment of convertible notes and gain on disposal of subsidiaries. Our net current asset position as of December 31, 2021 was primarily due to the net cash provided by financing activities including proceeds from our follow-on offering and issuance of convertible notes in 2021, partially offset by cash used in operating activities mainly related to our cryptocurrency mining business in 2021. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB3,403.5 million (US$534.1 million) and total current assets exceeded total current liabilities by approximately RMB506.2 million (US$79.4 million) as of December 31, 2021. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We are transitioning our business focus and our results of operations may be materially and adversely affected.

Historically, we primarily operated and developed proprietary and licensed online games. In 2019, we attempted to transition our business focus to electric vehicles and we expected to develop our electric vehicles business through a proposed joint venture with Faraday&Future Inc., or F&F. The electric vehicles business did not develop as we anticipated. Due to such business focus transition, our revenues decreased significantly from RMB17.5 million in 2018 to RMB0.3 million in 2019. Afterwards, we still operated our gaming business and recorded revenues of RMB0.6 million in 2020. In early 2021, we decided to step into cryptocurrency mining business and started to devote resources and establish collaboration relationship with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021 and the operation of a Non-Fungible Token platform NFTSTAR in late 2021. We experienced revenue growth for the first half of 2021. However, as we have limited experience in cryptocurrency mining business and NFT business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. During such process, our results of operations and financial condition may not be improved in a timely manner, or at all. We cannot assure you that we will successfully transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, in March 2019, we entered into a joint venture agreement with F&F to establish a joint venture and serve China with electric vehicles designed and developed by F&F. However, the electric vehicles business did not develop as we anticipated. Currently, we are developing our cryptocurrency mining business and began cryptocurrency mining activities in February 2021. As a new entrant into the new lines of business, we face significant challenges, uncertainties and risks, including, among others, with respect to our ability to:

●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	improve and maintain our operational efficiency for new lines of business;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure for our new lines of business;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	navigate an evolving and complex regulatory environment, such as licensing and compliance requirements; and
●	manage the resources and attention of management between our current core business and new lines of business.

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with cryptocurrency and its mining activities, we also face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that our efforts in entry into new business sectors, such as our development of cryptocurrency mining business or our NFT business, will succeed. There can be no assurance that such operations will succeed or revert satisfactory results and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, we expect to continue to increase our global hash rate of Bitcoin, we expect to further invest into Bitcoin mining machines in order to achieve our business goal. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed. For example, in July 2019, we entered into a convertible note purchase agreement with Jupiter Excel Limited, or Jupiter Excel, pursuant to which we agreed to sell and Jupiter Excel agreed to purchase 12% convertible notes in an aggregate principal amount of US$30 million, or the 2019 Convertible Notes. The closing of the transaction was subject to certain closing conditions. Due to unfavorable market conditions and failure to satisfy the closing conditions, the proposed 2019 Convertible Notes transaction was not closed and the convertible note purchase agreement was terminated in March 2020.

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

Any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. For example, as of the date of this annual report, we had Warrants outstanding, which represent right to purchase an aggregate number of up to 97,568,850 Class A ordinary shares. In February 2021, in accordance with the Purchase Agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors. In February 2021, we issued and sold a one-year convertible note in a principal amount of US$5.0 million to Streeterville Capital LLC, or Streeterville, at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. We subsequently entered into the Exchange Agreement and convertible note, pursuant to which conversion price was amended to: ninety percent (90%) multiplied by the lower of (a) the average of the Closing Trade Prices during the five (5) Trading Days immediately preceding the date of the Lender Conversion Notice, and (b) the Closing Trade Price on the Trading Day immediately preceding the date of the Lender Conversion Notice. The note has been paid in full in 2021. In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. The SEDA was later terminated and we have re-entered into new SEDA (August SEDA) in August 2021. Pursuant to the August SEDA, we registered 968,718 ADSs, representing 29,061,540 Class A ordinary shares. An accompanying prospectus supplement dated November 24, 2021 was filed. The net proceeds from the transactions are approximately US$8,924,000, after deducting certain fees due to the finder for this transaction and the estimated transaction expenses, and will be used for working capital and general corporate purposes. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” On February 16, 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed. Pursuant to the share purchase agreements, the registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares has been filed on May 3, 2021. In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20.0 million to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. Each ADS representing thirty Class A ordinary shares, subject to adjustment. The convertible note has been partially repaid and the remaining outstanding amount is approximately US$16 million, as of March 30, 2022. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an ADS warrant. Any conversion of the convertible notes by Streeterville, sales request pursuant to the SEDA, exercise of the outstanding warrants or any issuance of new shares may cause significant dilution to our existing shareholders’ interest in our company.

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

Digital Assets such as Bitcoin are likely to be regulated as securities or investment securities.

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets/cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. When the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

Digital assets such as Bitcoins, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry in general, and the digital asset networks of Bitcoin in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

●	continued worldwide growth in the adoption and use of Bitcoins and other digital assets;
●	government and quasi-government regulation of Bitcoins and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems
●	the maintenance and development of the open-source software protocol of the Bitcoin network;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to digital assets;
●	the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight; and
●	a decline in the popularity or acceptance of the digital asset networks of Bitcoin, or similar digital asset systems, could adversely affect an investment in us.

If we acquire digital securities, even unintentionally, we may violate the Investment Company Act of 1940 and incur potential third-party liabilities.

The Company intends to comply with the 1940 Act in all respects. To that end, if holdings of cryptocurrencies are determined to constitute investment securities of a kind that subject the Company to registration and reporting under the 1940 Act, the Company will limit its holdings to less than 40% of its assets. Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. As noted above, the SEC has not stated whether Bitcoin and cryptocurrency is an investment security, as defined in the 1940 Act.

Significant contributors to all or any digital asset network could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect an investment in us.

For example, with respect to bitcoins network, a small group of individuals contribute to the Bitcoin Core project on GitHub.com. This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. These individuals can propose refinements or improvements to the bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. To the extent that a significant majority of the users and miners on the bitcoin network install such software upgrade(s), the bitcoin network would be subject to new protocols and software that may adversely affect an investment in us. In the event a developer or group of developers proposes a modification to the bitcoin network that is not accepted by a majority of miners and users, but that is nonetheless accepted by a substantial plurality of miners and users, two or more competing and incompatible blockchain implementations could result. This is known as a “hard fork.” In such a case, the “hard fork” in the blockchain could materially and adversely affect the perceived value of digital assets as reflected on one or both incompatible blockchains, which may adversely affect an investment in us.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in us.

The bitcoin network for example operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which we are mining on may adversely affect an investment in us.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in us.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in us.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in us.

If the award of digital assets for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending hash rate to solve blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the hash rate expended by miners on any digital asset network could increase the likelihood of a malicious actor obtaining control in excess of fifty percent (50%) of the aggregate hash rate active on such network or the blockchain, potentially permitting such actor to manipulate the blockchain in a manner that adversely affects an investment in us.

Bitcoin miners record transactions when they solve for and add blocks of information to the blockchain. When a miner solves for a block, it creates that block, which includes data relating to (i) the solution to the block, (ii) a reference to the prior block in the blockchain to which the new block is being added and (iii) all transactions that have occurred but have not yet been added to the blockchain. The miner becomes aware of outstanding, unrecorded transactions through the data packet transmission and propagation discussed above. Typically, Bitcoin transactions will be recorded in the next chronological block if the spending party has an internet connection and at least one minute has passed between the transaction’s data packet transmission and the solution of the next block. If a transaction is not recorded in the next chronological block, it is usually recorded in the next block thereafter.

As the award of new digital assets for solving blocks declines, and if transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the primary cryptocurrencies for which we mine, Bitcoin, are subject to “halving,” which is the process by which the cryptocurrency reward for solving a block is cut in half–hence, “halving.” The current fixed reward on the Bitcoin network for solving a new block is 6.25 Bitcoins per block; the reward decreased from 12.5 Bitcoin. It is estimated that it will halve again in about two years. While Bitcoin prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. This reduction may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners will decrease. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Moreover, miners ceasing operations would reduce the aggregate hash rate on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor obtaining control in excess of fifty percent (50%) of the aggregate hash rate on the Bitcoin network. Periodically, the Bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten (10) minute confirmation time targeted by the Bitcoin network protocol.

We believe that from time to time there will be further considerations and adjustments to the Bitcoin network, and others regarding the difficulty for block solutions. More significant reductions in aggregate hash rate on digital asset networks could result in material, though temporary, delays in block solution confirmation time. Any reduction in confidence in the confirmation process or aggregate hash rate of any digital asset network may negatively impact the value of digital assets, which will adversely impact an investment in us.

To the extent that the profit margins of digital asset mining operations are not high, operators of digital asset mining operations are more likely to immediately sell their digital assets earned by mining in the digital asset exchange market, resulting in a reduction in the price of digital assets that could adversely impact an investment in us.

Over the past six years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation servers. Currently, new processing power brought onto the digital asset networks is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated machines. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell digital assets earned from mining operations on the digital asset exchange market, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. The immediate selling of newly mined digital assets greatly increases the supply of digital assets on the digital asset exchange market, creating downward pressure on the price of each digital asset.

The extent to which the value of digital assets mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined digital assets rapidly if it is operating at a low profit margin—and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold into the digital asset exchange market more rapidly, thereby potentially reducing digital asset prices. Lower digital asset prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a network effect that may further reduce the price of digital assets until mining operations with higher operating costs become unprofitable and remove mining power from the respective digital asset network. The network effect of reduced profit margins resulting in greater sales of newly mined digital assets could result in a reduction in the price of digital assets that could adversely impact an investment in us.

The cost of obtaining new and replacement miners and parts has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of the cryptocurrencies we mine when we sell them. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire newer models of miners to remain competitive in the market. Over time, we replace those miners which are no longer functional with new miners purchased from third-party manufacturers, who are primarily based in Asia.

For example, in March 2021, the Group’s wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, the group has already paid US$74 million. The miners will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

The price of new miners may be linked to the market price of Bitcoin and other cryptocurrencies, and, if the current relatively high market price of Bitcoin persists, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.

Reports have been released that the prices of new miners are adjusted according to the price of Bitcoin. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners. Similarly, as Bitcoin prices have risen, we have observed significant increase in the demand for miners. As a result, at times, we may obtain Bitmain miners and other hardware from Bitmain or from third parties at higher prices, to the extent they are available. For example, in the first quarter of 2021, we have observed a significant appreciation in the market price of Bitcoin, as well as an increase in the per-unit price of the new Bitmain Antminer model S19j miners we purchased during this same period. While we cannot know definitively if these two phenomena are linked, we have seen a measurable increase in the prices for new miners offered by Bitmain.

As disclosed in this annual report, our financial condition and results of operations are dependent on our ability to sell the Bitcoin we mine at a price greater than our costs to produce that Bitcoin. As the price for new miners we buy increases, our cost to produce a single Bitcoin also increases, therefore requiring a corresponding increase in the price of Bitcoin for us to maintain our results of operations. We have observed significant fluctuations in market prices for Bitcoin, to the extent that we are unable to reasonably predict future prices for the Bitcoin we mine.

We incur significant up-front capital costs each time we acquire new miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our securities, which may have a materially adverse impact on investors’ investment in our Company.

Our mining operating costs could outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our stock.

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would likely require less energy, which may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of Bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our Bitcoin mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, we measure at fair value on the date received. Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations. This means that our operating results will be subject to daily increases or decreases in the value of Bitcoin. Furthermore, our business strategy focuses almost entirely on producing Bitcoin (as opposed to other cryptocurrencies), and our current application-specific integrated circuit (“ASIC”) miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining Bitcoin. We therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake Bitcoin in terms of acceptance, the value of Bitcoin could decline. Further, if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for this new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

Our mining operations, including the facilities in which our miners are operated, may experience damages, including damages that are not covered by insurance.

Our current mining operation in various countries is and any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

●	the presence of construction or repair defects or other structural or building damage;
●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
●	claims by employees and others for injuries sustained at our properties.

For example, our or our partners’ mining facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, mining facilities could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Insurance which we may purchase from the market may not cover the replacement cost of any lost or damaged miners, or any interruption of our mining activities; therefore our insurance may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in our network, such mining facilities may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business may be magnified as we further expand operations in various countries.

We are subject to risks associated with our need for significant electrical power.

Our Bitcoin mining operations have required significant amounts of electrical power, and, as we continue to expand our mining fleet, we anticipate our demand for electrical power will continue to grow. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners.

Additionally, our mining operations could be materially adversely affected by prolonged power outages. Although our miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run miners on back-up power generators for extended periods of time. Therefore, we may have to reduce or cease our operations in the event of an extended power outage, or as a result of the unavailability or increased cost of electrical power. If this were to occur, our business and results of operations could be materially and adversely affected, and investors in our securities could be harmed.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could adversely impact an investment in us.

The acceptance of digital asset network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in any digital asset network could result in a “fork” in the respective blockchain, resulting in the operation of two separate networks until such time as the forked blockchains are merged. The temporary or permanent existence of forked blockchains could adversely impact an investment in us.

Digital asset networks are open source projects and, although there is an influential group of leaders in, for example, the Bitcoin network community known as the “Core Developers,” there is no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades, typically posted to the Bitcoin development forum on GitHub.com. A substantial majority of miners and Bitcoin users must consent to those software modifications by downloading the altered software or upgrade that implements the changes; otherwise, the changes do not become a part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system; however, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, and if the modification is material and/or not backwards compatible with the prior version of Bitcoin network software, the consequence would be what is known as a “fork” of the network, resulting in two separate Bitcoin networks, one running the pre-modification software program and the other running the modified version (i.e., a second “Bitcoin” network). The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset.

Such a fork in the blockchain typically would be addressed by community-led efforts to merge the forked blockchains, and several prior forks have been so merged. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a cryptocurrency, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. This kind of split in the Bitcoin network could materially and adversely impact an investment in us and, in the worst-case scenario, harm the sustainability of the Bitcoin network’s economy.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities. If we hold a cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new cryptocurrency exceed the benefits of owning the new cryptocurrency. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

The digital asset exchanges on which digital assets trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges’ failures may result in a reduction in the price of some or all digital assets and can adversely affect an investment in us.

The digital asset exchanges on which the digital assets trade are new and, in most cases, largely unregulated. Furthermore, many digital asset exchanges (including several of the most prominent U.S. dollar denominated digital asset exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading.

A lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset networks and result in greater volatility in digital asset values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.

Political or economic crises may motivate large-scale sales of digital assets, which could result in a reduction in some or all digital assets’ values and adversely affect an investment in us.

As an alternative to fiat currencies that are backed by central governments, digital assets such as Bitcoins, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Large-scale sales of digital assets would result in a reduction in their value and could adversely affect an investment in us.

Our ability to adopt technology in response to changing security needs or trends poses a challenge to the safekeeping of our digital assets.

The history of digital asset exchanges has shown that exchanges and large holders of digital assets must adapt to technological change in order to secure and safeguard their digital assets. We largely rely on cold storage solution to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Our digital assets will also be moved to various exchanges in order to exchange them for fiat currency during which time we will be relying on the security of such exchanges to safeguard our digital assets. We believe that it may become a more appealing target of security threats as the size of our Bitcoin holdings grow. To the extent that either our designated custodian of crypto assets or we are unable to identify and mitigate or stop new security threats, our digital assets may be subject to theft, loss, destruction or other attack, which could adversely affect an investment in us.

Security threats to us could result in, a loss of our digital assets, or damage to the reputation and our brand, each of which could adversely affect an investment in us.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange markets, for example since the launch of the Bitcoin network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our digital assets. Any breach of our infrastructure could result in damage to our reputation which could adversely affect an investment in us. Furthermore, we believe that, as our assets grow, it may become a more appealing target for security threats such as hackers and malware.

We primarily rely on Coinbase Custody cold storage to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, our designated custodian’s security system may not be impenetrable and may not be free from defect or immune to acts of God, and any loss due to a security breach, software defect or act of God will be borne by the Company.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or Bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us.

In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.

A loss of confidence in our security system, or a breach of our security system, may adversely affect us and the value of an investment in us.

We will take measures to protect us and our digital assets from unauthorized access, damage or theft; however, it is possible that the security system may not prevent the improper access to, or damage or theft of our digital assets. A security breach could harm our reputation or result in the loss of some or all of our digital assets. A resulting perception that our measures do not adequately protect our digital assets could result in a loss of current or potential shareholders, reducing demand for our Class A ordinary shares or the ADSs and causing our shares to decrease in value.

Digital Asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect an investment in us.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the respective digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft. Although our transfers of digital assets will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred Company digital assets. To the extent that we are unable to seek redress for such error or theft, such loss could adversely affect an investment in us.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our shareholders to the risk of loss of our digital assets for which no person is liable.

We have limited insurance coverage, including that covering our crypto assets held in the custody accounts at custodians of the crypto assets such as Coinbase Custody, subject to the policy caps. A loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

Digital assets held by us are not subject to FDIC or SIPC protections.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our digital assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

We may not have adequate sources of recovery if our digital assets are lost, stolen or destroyed.

If our digital assets are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of ours.

The sale of our digital assets to pay expenses at a time of low digital asset prices could adversely affect an investment in us.

We may sell our digital assets to pay expenses on an as-needed basis, irrespective of then-current prices. Consequently, our digital assets may be sold at a time when the prices on the respective digital asset exchange market are low, which could adversely affect an investment in us.

Regulatory changes or actions may restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in us.

Until recently, little or no regulatory attention has been directed toward Bitcoin and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the Commission, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market.

Digital assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union, China and Russia. While certain governments such as China, where PRC authorities has declared that virtual currencies do not have the same legal status as legal currency, most regulatory bodies have expressed intention to regulate crypto assets, although any determinations on regulation of Bitcoin, the Bitcoin network and Bitcoin users are not definite as of the date of this report.

The effect of any future regulatory change on us, Bitcoins, or other digital assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in us.

It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets in one or more countries, and ownership of, holding or trading in our securities may also be considered illegal and subject to sanction.

Although currently digital assets are not regulated or are lightly regulated in most countries, including the United States. In September 2021, PRC authorities issued the new regulations which made it clear that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. Provision of services by overseas virtual currency exchanges to residents in China via the internet is also considered to be an illegal financial activity. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name. The virtual currency mining activities have been treated as the eliminated industry, and listed as the eliminated industries into Catalogue for Guiding Industry Restructuring (2019 version). One or more countries such as Russia may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

The loss or destruction of a private key required to access a digital asset may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to our Company’s digital assets could adversely affect an investment in our Company.

Digital assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the digital assets are held. We are required by the operation of digital asset networks to publish the public key relating to a digital wallet in use by us when it first verifies a spending transaction from that digital wallet and disseminates such information into the respective network. We safeguard and keep private the private keys relating to our digital assets by primarily utilizing Coinbase Custody’s cold storage solution; to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the digital assets held by it and the private key will not be capable of being restored by the respective digital asset network. Any loss of private keys relating to digital wallets used to store our digital assets could adversely affect an investment in us.

Because many of our digital assets are held by digital asset exchanges, we face heightened risks from cybersecurity attacks and financial stability of digital asset exchanges.

We may transfer our digital asset from our wallet to digital asset exchanges prior to selling them. Digital assets not held in our wallet are subject to the risks encountered by digital asset exchanges including a DDoS Attack or other malicious hacking, a sale of the digital asset exchange, loss of the digital assets by the digital asset exchange and other risks similar to those described herein. We maintain a custodian agreement with Coinbase exchange that hold our digital assets. These digital asset exchanges provide only limited insurance over all crypto assets under their custody, and may lack the resources to protect against hacking and theft. If this were to occur, we may be materially and adversely affected.

Fluctuations in the price of Bitcoin may significantly influence the market price of our Class A ordinary shares or the ADSs

To the extent investors view the value of our Class A ordinary shares or the ADSs as linked to the value or change in the value of our Bitcoin, fluctuations in the price of Bitcoin may significantly influence the market price of our Class A ordinary shares or the ADSs.

We depend on third-party companies to perform functions critical to our business, and any failure or increased cost on their part could have a material adverse effect on our business.

We depend on third-party companies to perform functions critical to our business. We depend on hosting service providers to conduct cryptocurrency mining. Difficulties with any of our significant partners or third parties involved in our business, regardless of the reason, could have a material adverse effect on our financial results, business and prospects.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin, we may lose some or all of our Bitcoin and our financial condition and results of operations could be materially adversely affected

Security breaches and cyberattacks are of particular concern with respect to our Bitcoin. Bitcoin and other blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds our Bitcoin. Such a loss could have a material adverse effect on our financial condition and results of operations.

Our international business efforts could adversely affect us.

We operate and conduct business in different countries and regions. International transactions are subject to inherent risks and challenges that could adversely affect us, including:

●	the need to develop new supplier and manufacturer relationships;
●	the need to comply with additional U.S. and foreign laws and regulations;
●	changes in international laws, regulatory requirements, taxes and tariffs;
●	our limited experience with different local cultures and standards;
●	geopolitical events, such as war and terrorist attacks; and
●	the additional resources and management attention required for such expansion.

Our international business could expose us to penalties for non-compliance with laws applicable to international business and trade, which could have a material adverse effect on our business. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices, which may adversely affect our business. To the extent that we make purchases or sales denominated in foreign currencies, we would have foreign currency risks, which could have a material adverse effect on our financial results, business and prospects.

Our international business may face uncertainty in the tax implications.

We may be subject to various tax obligations associated with mining in countries where we have hosting agreements for our machines in the future, including the so-called tax on mining in Kazakhstan, effectively a surcharge on the electricity price per kW/h. Although crypto assets obtained through crypto mining operations are not currently taxed in jurisdictions such as Russia, we cannot guarantee the case will always be true in the future. If relevant governments promulgate new tax regimes that will subject our operation to additional tax liabilities, our business operations might be materially affected.

We are facing the legal risks associated with our non-fungible tokens or NFTs.

In late 2021, we formally stepped into the NFT business. An NFT is a cryptographic tool which is capable of proving ownership and authenticity of an underlying asset, typically in digital form. Similarly to their cryptocurrency counterparts, such as Bitcoin, NFTs are created and recorded using blockchain technology. Digital asset and blockchain platforms can be used to create NFTs. Those NFTs can then be bought and sold on marketplaces that are linked to the underlying blockchain technology. A fundamental distinction between NFTs and cryptocurrency lies in the fact that NFTs are not fungible, meaning each NFT is unique and therefore not interchangeable with any other NFT. Each NFT contains a unique identification and metadata that makes it a one-of-a-kind asset. The growing interest in NFTs is further driven by the potential for creating new revenue streams. NFTs, and the blockchain technology on which they are founded, offer asset owners the opportunity to generate significant revenues in a new and innovative way, for example, by creating and selling fractions of assets as digital representations. Assets which would have previously proved difficult, if not impossible, to sell, such as the tweets or the source code referred to above, can be monetized through issuing NFTs. Asset owners can even sell an NFT in respect of the digital representation of a physical asset, while still owning (or separately selling) the underlying asset at the same time.

We may face issues arising from the ownership rights of NFTs. As with any other contract of sale, it is crucial that a purchaser of an NFT carefully considers the terms governing the relevant token prior to purchase, including what rights are being acquired and what rights will remain with the seller. While the purchaser of an NFT buys, and then owns, the token, owning an NFT does not equate to owning the underlying asset itself. As such, the purchaser of an NFT will not necessarily enjoy rights such as copyright of the underlying asset, which often remains with the creator of the NFT. Smart contract technology can be embedded into NFTs, for example, to prohibit the transfer of the NFT until certain conditions are met or to protect the minter’s rights to royalties such that, each time the NFT is resold, the minter automatically receives a royalty fee.

An NFT and the underlying asset it represents are separate assets. While the NFT will contain information about its link to the underlying asset and the NFT holder’s title to the NFT, should the underlying asset be destroyed, lost or stolen, the NFT could be rendered worthless. It is therefore important to ensure that there is some guarantee as to the safety of the underlying physical asset and allocation of risk in the contractual documentation.

While NFTs exist to authenticate provenance and title, and although they benefit from the blockchain technology, which creates clear, timestamped audit trails of ownership, the risk of fraud persists, particularly in light of the anonymity of blockchain. Fraudsters could mint an NFT relating to a work that is not their own and without the creator’s permission. Likewise, with respect to copyright, minters of NFTs could falsely claim to own copyright in respect of the underlying asset.

Where NFTs are traded across global platforms, we may have to deal with the legal and regulatory treatments across different jurisdictions. However, since NFTs are a relatively new asset class, much of the legal and regulatory framework surrounding NFTs is still under development across the globe. Many NFTs would be considered as unregulated tokens since they do not meet the definition of either electronic money or security tokens. However, it is possible that certain types of NFT could constitute a type of regulated financial instrument such that it falls within the regulatory scheme. Careful analysis of the classification and regulation of each NFT transaction is therefore required. Furthermore, the considerable sums that are often spent on NFTs, coupled with the fact that sellers and buyers of NFTs often remain anonymous, can make NFTs attractive to those interested in laundering money. We, as an operator of an NFT platform, may incur significant costs in the compliance with our applicable regulatory duties.

The success of our NFT business depends on our ability to secure license agreements with individual stars to use their likeness for the purpose of creating NFTs. The market can be competitive, given the fact that there are other companies pursuing similar business. If we cannot successfully secure the cooperation with the individual stars, we may not be able to execute on growth and would need to redesign business model.

We do not plan to focus on our gaming business in the foreseeable future, and our operating results may suffer accordingly.

The gaming industry is a highly competitive and dynamic market. We have previously made significant investment in developing our own proprietary games, primarily mobile games. However, we do not plan to continue allocating major resources for cooperation with Voodoo on the publishing and operations of casual games in China due to negative assessment of business success. We have significantly reduced our gaming operation. For example, we ceased to operate Knight Forever and Q Jiang San Guo in 2019 and Pop Fashion in 2020. Our business, financial condition and results of operations may be adversely affected.

We currently depend on a limited number of games, and we may not be able to successfully implement our growth strategies.

We cooperate with Voodoo to publish and operate its casual games in China. However, we have significantly reduced our gaming operation and we may not target to obtain licenses to games to further grow our business. We have invested significant time and resources in developing our proprietary online games, including a new mobile game that we were developing based on the intellectual property relating to CrossFire, or the CrossFire New Mobile Game. As of the date of this annual report, such license has expired and we no longer plan to negotiate with Smilegate Entertainment Inc., or Smilegate to re-gain the license for such game development. If any of our games encounters any adverse development or if we are unable to develop, purchase or license additional games that are attractive to users, our business, financial condition and results of operations may be materially and adversely affected. We cannot assure you that we will be able to launch new games or continue operating existing games on a commercially viable basis or in a timely manner, or at all, or that we will be able to implement our other growth strategies. If any of these occur, our competitiveness may be harmed and our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous online game operators.

There are numerous online game operators in China. Due to the change of our business focus, we may not be able to devote the same degree of resources as our competitors do to designing, developing, licensing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers. Our competitors may introduce new business methods, technologies or gaming platforms from time to time. If these new business methods, technologies or gaming platforms are more attractive to customers than what we offer, our customers may switch to our competitors’ games, and we may lose market share. We cannot assure you that we will be able to compete successfully against new or existing competitors, or against new business methods, technologies or gaming platforms implemented by them. All of these competitive factors could materially and adversely affect our business, financial condition and results of operations and prevent us from recovering market share and profitability.

We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted.

In addition to developing and offering our own proprietary games, we and our joint ventures also offer games licensed from game licensors. However, it may cease to be our focus of business operation. Historically, we have operated a number of games licensed from game licensors, most of which already expired or terminated, and may operate additional games licensed from game licensors in the future. In September 2020, we entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. Currently, the collaboration has not formally ended but our focus in the foreseeable future is no longer the gaming business. There is no assurance that we or our joint ventures will be able to acquire new online game licenses or favorable terms or at all, or that we or our joint ventures will be able to renew the game licenses upon their expiration. We may not target to obtain licenses to games to further grow our business.

We and our joint ventures may no longer renew existing licenses or obtain new online game licenses, and this fact may materially and adversely affect our business, financial condition and results of operations. Online game developers may not grant or continue to grant licenses to us or our joint ventures due to commercial or other reasons. For example, our exclusive license from Smilegate to publish and operate CrossFire 2 in China was terminated in 2017 due to the slowdown of massively multiplayer online game market. In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020, which already expired. We no longer plan to negotiate with Smilegate to re-gain the license for such game development. Additionally, in connection with the game license, we may be subject to certain conditions or milestones relating to, among others, payment, game operations and profitability. If we or our joint ventures are unable to maintain a satisfactory relationship with the online game developers that have licensed games to us or our joint ventures, resulting in licenses not being renewed or licenses being prematurely terminated, or should any of these game developers either establish similar or more favorable relationships with our competitors in violation of their contractual arrangements with us or our joint ventures, or otherwise, our operating results and our business would be harmed. We cannot assure you that online game developers will renew their license agreements with us or our joint ventures, or grant us or our joint ventures a license for any new online games that they will develop or make available to us or our joint ventures expansion packs for existing games. Any failure to obtain or renew online game licenses from online game operators could harm our future results of operations or the growth of our business.

We may no longer consider to pursue re-gaining license for CrossFire New Mobile Game, launching or operating CrossFire New Mobile Game or other licensed games in China, and our future results of operations may be materially and adversely affected.

We have invested a significant amount of financial and personnel resources in development of our proprietary CrossFire New Mobile Game. In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. The license period for CrossFire New Mobile Game has expired. We no longer plan to negotiate with Smilegate to re-gain the license for such game development. Our past investment into and devotion to the development of CrossFire New Mobile Game may be futile.

Similarly, we may not be able to successfully launch or operate other licensed games in China, such as the ones we are cooperating with Voodoo to publish and operate. For the games that are launched, we may not be able to operate the games successfully, generate results as we anticipated, gain market popularity or make profit. Our failure to launch and operate other licensed games successfully may impair licensors’ confidence in us, they may render their cooperation with us ineffective and unsatisfactory, which may materially and adversely affect our business, results of operations, financial conditions and prospects. We have decided to gradually exit the gaming operation and may not target to obtain licenses to games to further grow our gaming business.

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

Due to change of business focus, we no longer, in the foreseeable future, seek to obtain and maintain requisite approvals or fulfill other requisite registration or filing procedures required by the relevant PRC governmental authorities in a timely manner, or at all, directly or through third parties. We may not be able to continue the operation of such games. Our business, financial condition and results of operations may be materially and adversely affected.

Our business may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Substantially all of our employees are located in Shanghai. Our employees in Shanghai were unable to go to our offices for an extended period. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. In addition, the highly-transmissible Delta and Omicron variant of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19, and their impacts on our customers’ budget and spending more broadly. The extent of any business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time.

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

COVID-19 has caused delays in the development of the data centers where we plan to deploy our mining machines. Our foreign strategic partners face similar delays in their respective countries.

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

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as mining data center developers, online game developers, operators or application platforms, or establish joint venture with business partners, to seek business growth opportunities. For example, in March 2019, we entered into a joint venture agreement with F&F. The immediate objective of this joint venture was to exclusively manufacture and distribute certain electric car model designed and developed by F&F in China. The electric vehicles business did not develop as we anticipated. In addition, in May 2019, we entered into a joint venture agreement with Shenzhen EN-plus Technologies Co., Ltd., or EN+, to establish a joint venture to engage in sales of electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services relating to charging equipment and platforms for electric vehicles. Currently, we do not expect to pursue such joint venture opportunity with EN+.

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

Variability in intellectual property laws may adversely affect our intellectual property position.

Intellectual property laws, and patent laws and regulations in particular, have been subject to significant variability either through administrative or legislative changes to such laws or regulations or changes or differences in judicial interpretation, and it is expected that such variability will continue to occur. Additionally, intellectual property laws and regulations differ among states, and countries. Variations in the patent laws and regulations or in interpretations of patent laws and regulations in the United States and other countries may diminish the value of our intellectual property and may change the impact of third-party intellectual property on us. Accordingly, we cannot predict the scope of patents that may be granted to us, the extent to which we will be able to enforce our patents against third parties, or the extent to which third parties may be able to enforce their patents against us.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants.

For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. A final version of the Draft Measures is adopted and the definition of  “critical information infrastructure operators” remains unclear. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. On December 28, 2021, thirteen ministries and commissions, including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, and the State Cryptography Administration, issued the Measures for Cybersecurity Review (2021), which emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Measures and the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We do not collect user personal information. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our business.

Our operating results may fluctuate due to various factors, and therefore may not be indicative of our future results.

Our operating results have experienced fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including crypto price fluctuations, mining difficulty, market sentiment in the crypto space, the timing of new game launches, the expiration or termination of existing game licenses, and acquisition or disposal of subsidiaries. Other factors include the demand for our products and the products of our competitors, the level of usage of illegal game servers, the level of usage of the Internet, the size and rate of growth of the online game market and development and promotional expenses related to the introduction of new products. In addition, because our game software is susceptible to unauthorized character enhancements, we may periodically delete characters that are enhanced with unauthorized modifications. This has caused some affected customers to stop playing the respective game, which, in the aggregate, may cause our operating results to fluctuate.

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

We have limited business insurance coverage in China and other areas.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. Additionally, we cease to possess significant operating assets located in China. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Our mining machines are located in the U.S., Canada, Russia and Kazakhstan. We are in the process to obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among others, our mining machines. Operators of data centers are holders of their own insurance policies. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

Some of our subsidiaries, variable interest entity and its subsidiaries, and joint ventures in China engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries, variable interest entity and its subsidiaries, and joint ventures in China engaged in business activities that were not within the authorized scope of their respective licenses in the past. The relevant PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could negatively impact our business, financial condition and operations.

We conduct certain of our mining operations in Russia by entering into hosting agreements pursuant to which our machines are co-located and operated in data centers in Russia. Our mining business in Russia contributed to approximately 0.06% of our revenue in 2021. While crypto mining operations and data-center operations currently are not directly restricted by economic sanctions imposed on Russia by the United States and other countries, we cannot assure you that our ability to continue using and paying for hosting services provided by Russian partners will not be materially affected by any such sanctions or other restrictions in the future.

The U.S. government and other governments in jurisdictions in which we operate may swiftly impose expansive economic sanctions that may have a material impact on our operations and require us to take, or refrain from taking, specific actions, including, but not limited to, ceasing agreements or mining operations involving Russia or transporting our mining machines out of Russia. Russia is considering a number of severe measures aimed at mitigating the effect of sanctions imposed against it by the U.S., EU, UK and other governments in connection with the Russia-Ukraine conflict, including nationalization and seizures of assets held by foreign businesses under certain circumstances. In addition, existing Russian legal frameworks may be unfairly or unevenly enforced, and courts may decline to enforce legal protections covering our investments and business partnerships in Russia altogether. In the future, the U.S. government or other governmental authorities may designate certain of our Russian partners as individuals or entities as subject to sanctions. As a result, we might be prohibited from doing businesses with such partners. The Russian government’s ability to raise funds, including cryptocurrency, has been restricted. If the Russia-Ukraine conflict continues, the value of cryptocurrency, such as Bitcoin, which our Russian operation concerns, may be materially affected.

On April 20, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) added to its list of Specially Designated Nationals (the “SDN List”) certain companies operating in Russia’s virtual currency mining industry, including BitRiver AG (“BitRiver”). In the past, we partnered with BitRiver to carry out our mining business in Russia. Our mining business with BitRiver, our sole mining partner in Russia, contributed to approximately 0.06% of our revenue in 2021. OFAC included BitRiver on the SDN List pursuant to Executive Order 14024, for operating or having operated in the technology sector of the Russian Federation’s economy. BitRiver’s Russia-based subsidiaries were put on the SDN List, also pursuant to Executive Order 14024, for being owned or controlled by, or for having acted or purported to act for or on behalf of, directly or indirectly, BitRiver. Any entity in which BitRiver, or any of its designated subsidiaries, has a 50% or greater, direct or indirect, ownership interest is also subject to U.S. sanctions. Such sanctions may materially affect our mining operations in Russia, and we have decided to terminate our partnership with BitRiver. We plan to (i) transfer our mining machines outside of Russia, (ii) dispose of our mining machines, or (iii) for those mining machines not transferred or disposed of, sign hosting agreements with entities located outside of Russia. If we are not able to successfully mitigate some or all disruptions due to our termination of such relationship and the relocation or disposal of our mining machines, there could be a material adverse impact on our business, financial condition and results of operations.

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

A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In addition, our independent registered public accounting firm has conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weaknesses that were identified relate to a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and b) we lack accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor.

Following the identification of these material weaknesses, our management commenced implementation of a remediation plan. For details, see “Item 15. Controls and Procedures.” We have implemented and are continuing to implement a number of measures to address the material weakness identified. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. We will continue to update and implement these measures.

In documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

In preparing our consolidated financial statements for the fiscal year ended December 31, 2020 and 2021, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2020, the material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. For the year ended December 31, 2021, the following material weaknesses have been identified and are included in management’s assessment: a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and b) we lack accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, due to such material weakness, in connection with the presentation of our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020, we determined that we did not correctly apply the accounting policies relating to the extinguishment of convertible note and therefore did not present our financial information in our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 correctly. We later restated the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 to present the correct financial information. There can be no assurance that we are able to maintain effective internal control and there is no guarantee that similar error will not happen again.

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters is located in Shanghai, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into the variable interest entity in China and their PRC subsidiaries, including Shanghai IT.

In the opinion of our PRC legal counsel, (i) the ownership structures of the variable interest entity in China and the PRC subsidiaries that have entered into contractual arrangements with the variable interest entity, including Shanghai IT, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between the PRC subsidiaries, including Shanghai IT, the variable interest entity and its respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the variable interest entity and we conduct our operations in China primarily through the variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entity;
●	imposing fines, confiscating the income from the variable interest entity, or imposing other requirements with which we or the variable interest entity may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entity and deregistering the equity pledges of the variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the variable interest entity; or
●	restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entity in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entity or our right to receive substantially all the economic benefits and residual returns from the variable interest entity and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entity in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our PRC subsidiaries and the variable interest entity comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the variable interest entity do not comply with applicable law, it could revoke the variable interest entity’s business and operating licenses, require the variable interest entity to discontinue or restrict the variable interest entity’s operations, restrict the variable interest entity’s right to collect revenues, block the variable interest entity’s websites, require the variable interest entity to restructure our operations, impose additional conditions or requirements with which the variable interest entity may not be able to comply, impose restrictions on the variable interest entity’s business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entity that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entity’s business operations or restrict the variable interest entity from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entity’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entity, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the variable interest entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of the variable interest entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entity for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the variable interest entity through contractual arrangements will not be deemed as foreign investment in the future. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2020), or the 2020 Negative List, was jointly issued by the Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, on June 23, 2020, which took effect on July 23, 2020, and the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021), or the 2021 Negative List, was jointly issued by the MOC, and the NDRC, on December 27, 2021, which took effect on January 1, 2022. The 2020 Negative List and the 2021 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2020 Negative List and the 2021 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other PRC laws. Our current business operations in China falls in the “prohibited” industry for foreign investment. However, even though FIL does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

PRC laws and regulations restrict foreign ownership of Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under PRC laws. Various regulations in China currently restrict foreign or foreign-owned entities from holding certain licenses required in China to provide online game operation services over the Internet, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, the variable interest entity, to hold and maintain the licenses necessary for the operation of our online games in China.

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

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (formerly known as the General Administration of Press and Publication, or GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in PRC online game operation businesses indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such PRC online game operation companies, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, or the Network Publication Measures, which took effect in March 2016. Pursuant to the Network Publication Measures, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is unclear whether the authorities will deem the variable interest entity structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operation in China.

Subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and variable interest entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over the variable interest entity prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to MOFCOM for security review. However, we are advised by our PRC legal counsel that, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our PRC subsidiaries or variable interest entity are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of Shanghai IT;
●	confiscating our income or the income of Shanghai IT;
●	discontinuing or restricting the operations of any related party transactions among us and Shanghai IT;
●	limiting our business expansion in China by way of entering into contractual arrangements;

●	imposing fines or other requirements with which we may not be able to comply;
●	requiring Shanghai IT or us to restructure our corporate structure or operations; or
●	requiring Shanghai IT or us to discontinue any portion or all of our operations related to online games.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2019, 2020 and 2021, Shanghai IT contributed 53.5%, 100% and 0.5%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

The principal shareholders of the variable interest entities have potential conflicts of interest with us, which may adversely affect our business.

Qi Wang and Wei Ji, two of our employees, are the principal shareholders of Shanghai IT, the variable interest entity. Thus, there may be conflicts of interest between their respective duties to our company as employees and their respective shareholder interests in the variable interest entity. We cannot assure you that when conflicts of interest arise, these persons will act in our best interests or that conflicts of interests will be resolved in our favor. These persons could violate their legal duties, including duties under their non-competition or employment agreements with us, by engaging in activities that are not in the best interest in our company, such as diverting business opportunities from us. In any such event, we would have to rely on the PRC legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable or arm’s length commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by the variable interest entity, which could adversely affect us by: (i) increasing the tax liability of the variable interest entity without reducing our other PRC subsidiaries’ tax liability, which could further result in late payment fees and other penalties to the variable interest entity for underpaid taxes; or (ii) limiting the abilities of the variable interest entity to maintain preferential tax treatments and other financial incentives.

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

The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our current independent registered public accounting firm, RBSM LLP (“RBSM”), whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Notwithstanding the foregoing, in the future, if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act. It is possible that the PCAOB is unable to conduct inspection of audit working papers related to us without the approval of the Chinese authorities. If this is the case, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspection of audit working paper related to us also makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures performed in their audit on our financial statements as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If the PCAOB is unable to conduct such inspections, our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspection of the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong SAR. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report.  Our auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Notwithstanding the foregoing, in the future, if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act. It is possible that the PCAOB is unable to conduct inspection of audit working papers related to us without the approval of the Chinese authorities.

Whether the PCAOB will be able to conduct inspection of audit working papers related to us before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our websites. We do not directly own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Shanghai IT, the variable interest entity operating our online gaming business, may be deemed to be providing commercial internet information services and transaction processing services, which would require Shanghai IT to obtain an ICP License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. As of the date of this annual report, Shanghai IT has applied and obtained an ICP License. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Shanghai IT will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai IT currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business globally through our subsidiaries in the U.S., Kazakhstan, Hong Kong and Singapore, and we have significantly reduced our business operation through the variable interest entity in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review, or the Drafted Measures, for public comments, which required that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On December 28, 2021, the thirteen ministries and commissions including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, the State Cryptography Administration issued the Measures for Cybersecurity Review(2021), emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million user’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Regulations are in the process of being formulated and the Opinions and the adopted Measures remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, the CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition,  implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of PRC, any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. After the middle of 2021, substantially all of our revenue is generated from our subsidiaries outside of PRC. However, any limitation on the ability of our PRC subsidiaries to make payments to us may still have a material adverse effect on our ability to conduct our business. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Currently, we no longer derive a significant portion of our revenues from China and most of our revenues are not denominated in RMB. For the limited portion of revenues that are denominated in RMB, restrictions on currency exchange in China limit our ability to utilize revenues generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE or designated banks is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the variable interest entity. We may make loans to our PRC subsidiaries and the variable interest entity subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned subsidiaries in China, we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of the aforementioned ways of making loans or investments in PRC entities are subject to PRC regulations and approvals. For example, any loans to our PRC subsidiaries and the variable interest entity are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under PRC law. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we control the variable interest entity through contractual arrangements, we are not able to make capital contribution to the variable interest entity and its subsidiaries; however, we may provide financial support to them by loans. Under relevant PRC laws and regulations, loans to the variable interest entity directly from the Cayman entity shall not exceed 200% of the net assets of the relevant variable interest entity, whereas loans from our PRC subsidiaries, subject to relevant PRC laws and regulations concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our PRC subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the variable interest entity.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the variable interest entity or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We conduct our business primarily through our subsidiaries, and we have gradually and significantly reduced our business operation through the variable interest entity in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in PRC to exercise effective control over these entities. Almost all of the agreements under those contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We no longer conduct substantially all of our operations in China and substantially all of our assets are no longer located in China. However, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Our subsidiaries and the variable interest entity in the PRC are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the PRC, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our subsidiaries and the variable interest entity in the PRC are generally subject to EIT at a statutory rate of 25%. Shanghai IT, the variable interest entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate till November 23, 2020. As the HNTE qualification has expired in 2020, Shanghai IT was no longer entitled to enjoy preferential EIT.

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

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within the PRC.” The EIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the EIT Law applicable to our PRC subsidiaries and variable interest entity, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or variable interest entity registered outside the PRC, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of tax reforms in various regions in China and we may be subject to similar tax treatments elsewhere in China.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value added tax, or VAT, in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, Wuxi QuDong, Shencai, Leixian and Jiu gang, as general VAT payers are subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries and variable interest entity as small-scale VAT payers are subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and the variable interest entity may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, for public comments, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. Pursuant to the above two draft regulations, the CSRC will supervise and manage overseas listing and refinancing activities of domestic enterprises. If a domestic enterprise issues a direct listing abroad, the issuer shall perform the filing procedures and report the relevant information. In the case of overseas indirect issuance and listing of domestic enterprises, the issuer shall designate a major domestic operating entity to carry out the filing procedures and report the relevant information. According to the CSRC’s response to reporters, the goal is that the incremental companies and new refinancing companies must make filings procedures, and there is a relatively long interim period for stock companies. Therefore, there is a possibility that we will be required to make relevant filings and it may have a material impact on the listing for us. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to Regulation—Regulations on Overseas Offering and Listing.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021  Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures,  if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2021, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Further, as previously disclosed, although not free from doubt, we believed that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes.

If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds our ADSs or ordinary shares, such U.S. Holders will generally be subject to reporting requirements and may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and in subsequent taxable years even if we cease to be a PFIC in subsequent taxable years. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

In early 2021, we have experienced extreme price volatility. During the year 2021 up to the date of this annual report, the closing trade price of our ADSs ranged from US$2.4 to US$82.9 per ADS. Such extreme price volatility was probably attributable to our decision to step into cryptocurrency mining business. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our operating results;
●	the market price of cryptocurrency;
●	the development of our cryptocurrency mining business;
●	changes in financial estimates by securities analysts;
●	price fluctuations of publicly traded securities of other China-based companies engaging in Internet-related services or other similar businesses;
●	changes in the economic performance or market valuations of other Internet companies;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	fluctuations in the exchange rates between the U.S. dollar and the RMB;
●	addition or departure of key personnel; and
●	pending and potential litigation.

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

In October 2020, we completed an offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 Warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 Warrants to purchase an additional 352,500 ADSs, each ADS representing thirty Class A ordinary shares, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments. In connection with such offering, we also issued Representative’s Warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering. The numbers of the ADSs and the exercise price of the Warrants have reflected the adjustments as the result of the change in ADS-to-Class A ordinary shares ratio from each ADS representing three Class A ordinary shares to each ADS representing thirty Class A ordinary shares effected on October 19, 2020. Most of the Warrants and Representative Warrants were exercised by cash and other means in 2021. As of the date of this annual report, each Warrant represent the right of the holders thereof to purchase 0.1 ADS at an exercise price of US$3.7 per ADS, each ADS representing thirty Class A ordinary shares. The numbers of the ADSs and the exercise price of the Warrants have reflected the adjustments as the result of the change in ADS-to-Class A ordinary shares ratio from each ADS representing three Class A ordinary shares to each ADS representing thirty Class A ordinary shares effected on October 19, 2020.

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

In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. As of the date of this annual report, each Warrant represent the right of the holders thereof to purchase one ADS at an exercise price of US$36.00 per ADS, each ADS representing thirty Class A ordinary shares.

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

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of February 28, 2022, Mr. Jun Zhu beneficially owned approximately 69% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

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

Because Mr. Jun Zhu holds a majority of the total outstanding voting power in our company for the election of our board of directors, we are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). As a controlled company, we qualify for, and our board of directors, the composition of which is controlled by Mr. Jun Zhu, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and
●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

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

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Cayman Islands law, including the provisions of the Companies Act (As Revised) of the Cayman Islands, or the “Companies Act,” and by our Third Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Our Third Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Third Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association and by the Companies Act and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our Third Amended and Restated Memorandum and Articles of Association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our Third Amended and Restated Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Third Amended and Restated Memorandum and Articles of Association may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in our Third Amended and Restated Memorandum and Articles of Association.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are an exempted company incorporated in the Cayman Islands, substantially all of our assets are located in the U.S. For assets located in China, we conduct a substantial portion of our operations through our wholly-owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of our ADSs to vote the underlying Class A ordinary shares represented by your ADSs. Otherwise, you will not be able to exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our Third Amended and Restated Memorandum and Articles of Association, a shareholders’ meeting may be convened by us on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly-owned subsidiary of GameNow in China that we disposed in February 2020. We now conduct our operations through NBTC Limited, a direct wholly-owned subsidiary in Hong Kong, and NFTSTAR, a direct wholly-owned subsidiary in Hong Kong, and Shanghai Hui Ling, a direct wholly-owned subsidiary of GameNow in China.

Due to the current restrictions on foreign ownership of ICP and Internet culture operation in China, currently, we primarily rely on Shanghai IT, one of the variable interest entity, in holding certain licenses and approvals necessary for our business online game operations through a series of contractual arrangements with Shanghai IT and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity” for details of the contractual arrangements with Shanghai IT and its shareholders. We do not hold any equity interest in Shanghai IT.

Our ADSs, each currently representing thirty Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs had been listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. As a result of such ADS ratio change, the exercise rate and the exercise price of the Warrants were adjusted from each Warrant representing the right of the holders thereof to purchase one ADS at an exercise price of US$0.37 per ADS, each ADS then representing three Class A ordinary shares, to each Warrant representing the right of the holders thereof to purchase 0.1 ADS at an exercise price of US$3.7 per ADS, each ADS representing thirty Class A ordinary shares, effective at the closing of business on October 19, 2020. We completed another offering in April 2021, with each Warrant representing the right of the holders thereof to purchase one ADS at an exercise price of US$36.00 per ADS, each ADS representing thirty Class A ordinary shares.

In March 2019, we signed a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute, and sell electric vehicles in China. We subsequently amended the joint venture agreement in June, July and September 2019, respectively. Pursuant to the joint venture agreement and the amendments with F&F, we are obligated to make a total of US$600.0 million in total capital contribution to the joint venture which are payable in three installments as follows: (i) the first installment in the amount of US$200.0 million shall be contributed in in accordance with the payment schedule of license fees to be agreed in the license agreement with F&F, (ii) the second installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the definitive arrangement relating to the use right in a piece of land in China, and (iii) the third installment in the amount of US$200.0 million shall be contributed within two months (subject to an extension for one month at our discretion) after the achievement of certain car model design milestone by F&F. In March 2019, we borrowed an interest-free loan in a principal amount of US$5.0 million from Ark Pacific Associates Limited. In April 2019, the entire principal amount was paid out by Ark Pacific Associates Limited to F&F as non-refundable deposit, upon our request and on our behalf. In November 2020, we converted our initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of such conversion, the capital commitment in the joint venture agreement was deemed to be released. In July 2021, F&F Intelligent Mobility Global Holdings Ltd. completed a merger with a SPAC company and became a public company F&F Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger.

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

In July 2019, we entered in an amendment to the amended and restated license agreement dated October 31, 2017 with Smilegate and other parties thereto to extend the license period for game development till October 31, 2020. The license period for CrossFire New Mobile Game has expired and we no longer plan to negotiate with Smilegate to re-gain the license for such game development. See “Item 3. Key Information D. Risk Factors— Risks Related to Our Company and Our Industry— We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted,” and “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry—We may no longer consider to pursue re-gaining license for CrossFire New Mobile Game, launching or operating CrossFire New Mobile Game or other licensed games in China, and our future results of operations may be materially and adversely affected.”In February 2020, we issued and sold (i) a one-year convertible note in a principal amount of US$500,000, (ii) 70,000 ADSs, and (iii) 3,300,000 Class A ordinary shares, for an aggregate consideration of US$500,000 to Iliad Research and Trading, L.P., or Iliad. The convertible note bears interest at a rate of 6.0% per year, compounded daily. The convertible note was fully repaid and settled in December 2020. In accordance with the convertible note, upon repayment of the convertible note, we have repurchased the 3,300,000 Class A ordinary shares previously issued to Iliad for nominal consideration.

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

In December 2018, we failed to repay the senior convertible notes issued and sold by us in December 2015 upon the maturity date and later entered into a deed of settlement and several amendments with Splendid Days, the holder of the Convertible Notes in relation to the repayment schedule for the overdue Convertible Notes. On May 29, 2020, we entered into a Settlement Deed with Splendid Days and other parties named therein relating to Convertible Notes repayment. Pursuant to the Settlement Deed, the interest rate on the Convertible Notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original Convertible Notes issuance date until February 21, 2020, the date on which interest stopped to accrue on the Convertible Notes. We settled approximately US$50.0 million of the total outstanding amount due to Splendid Days and its affiliates primarily relating to Convertible Notes in aggregate by cash and further settled the remaining portion on June 12, 2020 by an initial issuance of 32,400,000 Class A ordinary shares to Splendid Days. In accordance with the terms and conditions set forth in the Settlement Deed, the interest-free loan of US$5.0 million extended by Ark Pacific Associates Limited, an affiliate of Splendid Days, was waived in December 2020. In April 2022 we have negotiated and intend to sign another settlement deed pursuant to which we agreed to pay Splendid Days and a third-party total of approximately US$8.6 million in order to settle outstanding claims under the Convertible Notes.

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

In October 2020, we completed an offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 Warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 Warrants to purchase an additional 352,500 ADSs, each ADS representing thirty Class A ordinary shares, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments. In connection with such offering, we also issued Representative’s Warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering. We received net proceeds of US$8.1 million from such offering. Most of the Warrants and Representative Warrants were exercised by cash and other means in 2021. In 2021, we received an additional amount of US$9.98 million. The approximate total amount of proceeds from the offering is US$18.6 million.

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

Since February 2021, we started our cryptocurrency mining business in China. From time to time, we have selectively invested in cryptocurrency mining businesses, and will continue to do so in the future to expand and develop our business. See “Item 4.B. Information on the Company- Business Overview-Cryptocurrency Mining” for material strategic investments in cryptocurrency mining businesses over the past year.

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

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share. The convertible notes are repaid in full in 2021.

In February 2021, NBTC Limited, our wholly-owned subsidiary, signed a strategic cooperation framework purchase agreement, or the Cooperation Agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. We completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. In March 2021, NiuLian Technology (ShaoXing) Co., Ltd., our indirect wholly-owned subsidiary, has signed the second purchase order with MicroBT under the Cooperation Agreement. This second batch of purchase consists of 482 WhatsMiner M31S+ machines. The hash rate of each of these WhatsMiner M31S+ machines is approximately 80-86TH/s, with the power consumption of approximately 38-42W/T. These WhatsMiner M31S+ machines had been delivered and The9’s Bitcoin hash rate will be increased by approximately 40 PH/s. NiuLian Technology was sold and deconsolidated by the end of 2021. In addition to the WhatsMiner bitcoin mining machines, we also plan to continue purchasing different types of cryptocurrency mining machines in the near future.

In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or the Purchaser, pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. Pursuant to the SEDA, the preliminary purchase price per ADS, or the Preliminary Purchase Price, shall initially be 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by us, or the Preliminary Pricing Period (the date of payment of Preliminary Purchase Price being the Preliminary Closing Date), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date, or the Secondary Pricing Period, or (B) 85% of the average of the five daily volume weighted average price of our ADSs during the Secondary Pricing Period, or the Final Purchase Price. If the Final Purchase Price is less than the Preliminary Purchase Price, we shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to us. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs. We intend to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund our business growth. On August 27, 2021, the Company and the Purchaser agreed to terminate the SEDA and entered into a new standby equity distribution agreement (the “August SEDA”). The Company did not issue any securities pursuant to the SEDA. Pursuant to the August SEDA, the Company will be able to sell up to US$100.0 million of its ADSs solely at the Company’s request at any time during the 36 months following the date of the August SEDA. The ADSs would be purchased at a price per ADS that is the greater of (i) 85% of the average of the five daily VWAPs (as defined below) during the pricing period, or (ii) 90% of the average of the 3 lowest daily VWAPs during the pricing period, rounded to the nearest 100th. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such date on the principal market as reported by Bloomberg L.P. during regular trading hours.

In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines were initially deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

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

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed. Pursuant to the share purchase agreements, we filed a resale registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares on May 3, 2021.

In February 2021, we entered into a legally binding memorandum of understanding on the acquisition of 70% equity interest in Hangzhou SuanLi Technology Co., Ltd., a cryptocurrency cloud mining blockchain Software-as-a-Service company. The acquisition consideration would be approximately US$7 million, subject to due diligence and valuation to be conducted by an independent valuation firm. We will pay the acquisition consideration by issuance of Class A ordinary shares at a price of US$82.89 per ADS, representing the closing market price of our ADSs prior to the signing of the memorandum of understanding. The deal has not been closed and we currently do not expect it to be closed due to the due diligence results.

In February 2021, we signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for cash consideration of US$10 million.

In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines were initially deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, we signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. According to the memoranda of understanding, we will issue approximately 5,883,750 Class A ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 per Class A ordinary share (equivalent to US$38.51 per ADS) The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed six months after the signing of the definitive agreements. We designated an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value. We entered into definitive agreement for the total of 5,246 units. After the closing, we issued additional Class A ordinary shares to two shareholders on November 18, 2021, while the third is still pending the ADS delivery.

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, approximately US$74 million has been paid.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. The convertible note has been partially repaid and the remaining outstanding amount is approximately US$16 million, as of March 30, 2022.

In March 2021, we signed a Filecoin mining machine purchase and hosting agreement amounting to approximately US$2 million with a Filecoin mining service provider. In February 2021, we signed a US$10 million framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines. This new purchase agreement is with another Filecoin mining machine vendor. Filecoin is an open source, distributed storage and digital payment system. Users can use the preset economic incentive mechanism to store data to ensure that files are stored and accessed reliably for a long time. Users use the Filecoin in the system to rent hard drive space; and storage miners are responsible for providing storage space to store files and proving these files have been stored correctly. Based on Filecoin’s technology and the expected continuous expansion of future application scenarios, as well as the recent positive price trend of Filecoin, we decided to increase the investment in Filecoin and the effective storage mining power in the Filecoin network, to fulfill its growth strategy in the cryptocurrency mining business.

On March 31, 2021, we entered into an Underwriting Agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses.

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR (www.nftstar.com). NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. Users can purchase, mint and own stars’ limited NFT collections on the platform. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the platform, or through trading on NFTSTAR’s marketplace and other designated third-party marketplaces, such as OpenSea. NFTSTAR accepts general payment methods such as credit cards to make it easy for mainstream consumers to participate. NFTSTAR Community features stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars are the main partners at the initial launch. We will announce NFTSTAR’s sports stars lineup one by one. NFTSTAR community aims to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

In September 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

On December 22, 2021, we passed a special resolution to amend and restate our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted our Third Amended and Restated Memorandum and Articles of Association. Our shareholders approved, among other things, to adjust voting power of each Class B ordinary share from fifty (50) votes per share to a hundred (100) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held by Incsight Limited, a British Virgin Islands business company, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, are Class B ordinary shares. All other ordinary shares currently issued and outstanding are Class A ordinary shares. As a result of such changes, Mr. Jun Zhu holds the majority of our outstanding voting power and we remain to be a “controlled company” as defined under Nasdaq Stock Market Rules. In addition, we have included the Federal Forum Provision, which provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. The Federal Forum Provision could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our principal executive office is located at 17 Floor, No. 130 Wu Song Road, Shanghai 200080, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands.

B.Business Overview

For the year ended December 31, 2021, we operated and developed proprietary and licensed online games. We generated our online game service revenues primarily through an item-based revenue model, under which players play games for free, but they are charged for in-game items, such as performance-enhancing items, clothing and accessories. Our customers typically access our online games through personal computers, mobile devices or TVs. We are also transitioning to cryptocurrencies mining business.

Cryptocurrency Mining

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

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share. We subsequently entered into the Exchange Agreement and convertible note, pursuant to which conversion price was amended to: ninety percent (90%) multiplied by the lower of (a) the average of the Closing Trade Prices during the five (5) Trading Days immediately preceding the date of the Lender Conversion Notice, and (b) the Closing Trade Price on the Trading Day immediately preceding the date of the Lender Conversion Notice. The convertible notes are repaid in full in 2021.

In February 2021, NBTC Limited, our wholly-owned subsidiary, signed a strategic cooperation framework purchase agreement, or the Cooperation Agreement, with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Cooperation Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. We completed first batch purchase of 440 WhatsMiner M32 machines in February 2021. In March 2021, NiuLian Technology (ShaoXing) Co., Ltd., our indirect wholly-owned subsidiary, has signed the second purchase order with MicroBT under the Cooperation Agreement. This second batch of purchase consists of 482 WhatsMiner M31S+ machines. The hash rate of each of these WhatsMiner M31S+ machines is approximately 80-86TH/s, with the power consumption of approximately 38-42W/T. These WhatsMiner M31S+ machines had been delivered and The9’s Bitcoin hash rate will be increased by approximately 40 PH/s. NiuLian Technology was sold and deconsolidated by the end of 2021, while ownership of the machines was transferred to NBTC Limited. We do not currently plan to continue purchasing WhatsMiner machines under the Cooperation Agreement.

In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or the Purchaser, pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. Pursuant to the SEDA, the preliminary purchase price per ADS, or the Preliminary Purchase Price, shall initially be 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by us, or the Preliminary Pricing Period (the date of payment of Preliminary Purchase Price being the Preliminary Closing Date), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date, or the Secondary Pricing Period, or (B) 85% of the average of the five daily volume weighted average price of our ADSs during the Secondary Pricing Period, or the Final Purchase Price. If the Final Purchase Price is less than the Preliminary Purchase Price, we shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to us. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs. We intend to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund our business growth. On August 27, 2021, the Company and the Purchaser agreed to terminate the SEDA and entered into a new standby equity distribution agreement (the “August SEDA”). The Company did not issue any securities pursuant to the SEDA. Pursuant to the August SEDA, the Company will be able to sell up to US$100.0 million of its ADSs solely at the Company’s request at any time during the 36 months following the date of the August SEDA. The ADSs would be purchased at a price per ADS that is the greater of (i) 85% of the average of the five daily VWAPs (as defined below) during the pricing period, or (ii) 90% of the average of the 3 lowest daily VWAPs during the pricing period, rounded to the nearest 100th. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such date on the principal market as reported by Bloomberg L.P. during regular trading hours.

In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 26,838,360 Class A ordinary shares in exchange for 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines were initially deployed in Xinjiang, Sichuan and Gansu in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.37 per Class A ordinary share (equivalent to US$11.18 per ADS).

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

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed. Pursuant to the share purchase agreements, we filed a resale registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares on May 3, 2021.

In February 2021, we entered into a legally binding memorandum of understanding on the acquisition of 70% equity interest in Hangzhou SuanLi Technology Co., Ltd., a cryptocurrency cloud mining blockchain Software-as-a-Service company. The acquisition consideration would be approximately US$7 million, subject to due diligence and valuation to be conducted by an independent valuation firm. We will pay the acquisition consideration by issuance of Class A ordinary shares at a price of US$82.89 per ADS, representing the closing market price of our ADSs prior to the signing of the memorandum of understanding. The deal has not been closed and we currently do not expect it to be closed due to the due diligence results.

In February 2021, we signed a framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines for cash consideration of US$10 million.

In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase Bitcoin mining machines by issuance of our Class A ordinary shares. Pursuant to the purchase agreements, we issued an aggregate of 3,832,830 Class A ordinary shares in exchange for various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines were initially deployed in Qinghai, Xinjiang and Inner Mongolia in China. The number of Class A ordinary shares issued to each owner was determined based on the fair market value of Bitcoin mining machines, as apprised by an independent valuation firm prior to the execution of the purchase agreements, at a pre-agreed per share price of approximately US$0.78 per Class A ordinary share (equivalent to US$23.35 per ADS).

In March 2021, we signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. According to the memoranda of understanding, we will issue approximately 5,883,750 Class A ordinary shares (equivalent to 196,125 ADSs) to the sellers based on a per share price of approximately US$1.3 per Class A ordinary share (equivalent to US$38.51 per ADS) The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed six months after the signing of the definitive agreements. We designated an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value. We entered into definitive agreement for the total of 5,246 units. After the closing, we issued additional Class A ordinary shares to two shareholders on November 18, 2021, while the third is still pending the ADS delivery.

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, approximately US$74 million has been paid.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. The convertible note has been partially repaid and the remaining outstanding amount is approximately US$16 million, as of March 30, 2022.

In March 2021, we signed a Filecoin mining machine purchase and hosting agreement amounting to approximately US$2 million with a Filecoin mining service provider. In February 2021, we signed a US$10 million framework agreement with a Filecoin mining machine vendor to purchase Filecoin mining machines. This new purchase agreement is with another Filecoin mining machine vendor. Filecoin is an open source, distributed storage and digital payment system. Users can use the preset economic incentive mechanism to store data to ensure that files are stored and accessed reliably for a long time. Users use the Filecoin in the system to rent hard drive space; and storage miners are responsible for providing storage space to store files and proving these files have been stored correctly. Due to unfavorable crypto regulations which were introduced by the Chinese government later in 2021, we have significantly scaled down after the disposal of Niulian Technology in 2021.

On March 31, 2021, we entered into an Underwriting Agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses.

In April 2021, we entered into share purchase agreements with three sellers of Bitcoin mining equipment separately by issuance of our Class A ordinary shares. Pursuant to the share purchase agreements, we issued an aggregate of 5,883,750 Class A ordinary shares, par value US$0.01 per share. In June 2021, we entered into an amendment with one of the seller as certain 5,000 units of the Bitcoin mining equipment have defects and are not suitable for the intended use. Pursuant to the amendment, we are deemed to have issued an aggregate of 5,346,020 Class A ordinary shares to the sellers. Upon the six month’s anniversary, we issued to all the sellers a total of additional 12,501,150 Class A ordinary shares, in the form of 416,705 ADSs. An accompanying prospectus supplement dated November 17, 2021 was filed.

In April 2021, we signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. However, as of date of this annual report, the construction has not been completed and mining facility has not been delivered to us for deployment of our mining machines on the agreed date. We may not be able to deploy our mining machines in this mining facility if Skychain Technologies Inc. will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In May 2021, we signed three Chia (XCH) cryptocurrency mining machine purchase and cloud service leasing agreements with three unrelated vendors, with the total contract sum of more than US$5.7 million. Upon the executions of these agreements, we obtained approximately 130 Pebibytes Netspace, and joined the ecological construction of Chia cryptocurrency, also known as the “Green Bitcoin Alternative.” Due to unfavorable crypto regulations which were introduced by Chinese government later in 2021, we ceased this business together with the disposal of Niulian Technology in 2021.

In June 2021, we acquired Montcrypto Ltd. (“Montcrypto”), a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of us. Montcrypto had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. We invested a total of CAD7.6 million in two phases to obtain the controlling stake in Montcrypto. Upon the completion of the construction, the power capacity of the mining facilities is expected to reach 20MW, which can supply electricity to operate more than 6,000 S19j Antminers. However, as of date of this annual report, the construction has not been completed and mining facilities have not been delivered to us for deployment of our mining machines on the agreed date. We may not be able to deploy our mining machines in these mining facilities if Montcrypto will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In June 2021, we announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN) and one of the global leaders in qualified digital asset custody, as the custodian for our digital assets, including Bitcoin.

In July 2021, we signed a cryptocurrency mining hosting agreement with Russian company BitRiver through our wholly-owned subsidiary NBTC Limited. BitRiver, headquartered in Moscow, was established in 2017 to provide global hosting services and one-stop, turnkey solutions for large-scale cryptocurrency mining operations. BitRiver currently utilizes surplus hydroelectric power to operate data centers through low cost and sustainable renewable energy that offers hosting services for cryptocurrency mining in Russia and the CIS region. The initial term of the agreement is 2 years. We have decided to terminate our partnership with BitRiver, following the OFAC restriction.

In August 2021, our wholly-owned subsidiary NBTC Limited and Kazakhstan enterprise KazDigital Ltd (“KazDigital”) have signed a non-binding term sheet regarding the establishment of a joint venture company in Kazakhstan to build a cryptocurrency mining site with a capacity of 100MW, which is used to deploy The9’s mining machines and potentially other third-parties’ mining machines. However, we have not entered into a formal Joint Venture Agreement yet and we do not currently expect to, due to the interim due diligence results.

In August 2021, our wholly-owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. (“LGHSTR”) have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. According to the non-binding investment memorandum, NBTC and LGHSTR will own 51% and 49% of the joint venture respectively. NBTC will control the board of directors of the joint venture. The joint venture planned to invest and build cryptocurrency mining sites with a total capacity of 200MW within two years. NBTC will have the priority to deploy cryptocurrency mining machines owned by NBTC or its partners. The joint venture was subsequently established, however, as of the date of this annual report, the construction of the mining sites has not been fully completed and they have not been delivered to us for deployment of our mining machines in accordance with the expected timetable. We may not be able to deploy our mining machines if the joint venture will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In November 2021, our subsidiary, NBTC Limited and Compute North, one of the industry leaders in economical, large-scale computing and cryptocurrency mining infrastructure, entered into a hosting agreement pursuant to which Compute North will provide 32MW of capacity for 10,000 Bitmain S19j miners that NBTC will deploy in the United States, beginning in the second quarter of 2022. We may not be able to deploy our mining machines on the agreed time if Compute North will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In November 2021, we offered 416,705 ADSs, representing 12,501,150 Class A ordinary shares, par value $0.01 per share. On April 9, 2021, we entered into certain share purchase agreements (the “SPAs”) with three sellers of Bitcoin mining equipment separately, pursuant to which, we agreed to issue an aggregate of 5,883,750 Class A ordinary shares to the sellers as preliminary subject shares and to issue additional Class A ordinary shares in case if, the aggregate market value of the preliminary subject shares as of the day prior to the six-month anniversary of entering into such SPAs is lower than the sum of the market value of the Bitcoin mined and the increased market value of such Bitcoin mining equipment during such six months, less the electricity cost, operation and maintenance service fee charged by mining facility and repair and spare parts’ cost for the bitcoin mining equipment. On April 10, 2021, we issued to the sellers an aggregate of 5,883,750 Class A ordinary shares as the preliminary subject shares under the SPAs. On June 28, 2021, we entered into an amendment with one of the seller as certain 5,000 units of the bitcoin mining equipment have defects and are not suitable for the intended use. Pursuant to the amendment, we shall be deemed to have issued an aggregate of 5,346,020 Class A ordinary shares to the sellers as the preliminary subject shares. Upon the six month’s anniversary, we determined to issue to all the sellers a total of additional 12,501,150 Class A ordinary shares, in the form of 416,705 ADSs, pursuant to the SPAs.

In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares, par value $0.01 per share. We entered into a SEDA with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global LP in February 2021. On August 27, 2021, the SEDA was terminated and we entered into a new standby equity distribution agreement (the “August SEDA”) with YA II PN, Ltd. Pursuant to the August SEDA, the Company will be able to sell up to US$100.0 million of its ADSs solely at the Company’s request at any time during the 36 months following the date of the August SEDA. The ADSs would be purchased at a price per ADS that is the greater of (i) 85% of the average of the five daily VWAPs (as defined below) during the pricing period, or (ii) 90% of the average of the 3 lowest daily VWAPs during the pricing period, rounded to the nearest 100th. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such date on the principal market as reported by Bloomberg L.P. during regular trading hours. On November 17, 2021, we sent the first advance notice to the purchaser for an aggregate amount of $10 million. Subject to the beneficial ownership limit of the purchaser as set forth the SEDA, the aggregate purchase price of the ADSs as set forth in the settlement document provided by the purchaser in response to such advance notice is $9,600,000. The purchase price per ADS is $9.91.

In February 2022, our subsidiary, NBTC Limited and Exponential Digital, Inc. (the “Exponential Digital”), entered into series of hosting agreements pursuant to which Exponential Digital will provide total hosting capacity for 6,000 Bitmain S19j miners which NBTC will deploy in the United States, beginning of 2022. As of the date of this Annual Report, 2022, around 2,000 Bitmain S19j miners are deployed.

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of the date of this annual report, we had mined a total of approximately 466 Bitcoins. After partial sale, we held approximately 426 Bitcoins. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities. We currently plan to hold all digital assets that we receive until we need to sell such assets to meet cash demands for our costs and expenses expenditures.

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

NFT Business

In Augsut 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR (www.nftstar.com).

NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. Users can purchase different tiers of blind boxes and own stars’ limited NFT collections. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the platform, or through trading on NFTSTAR’s marketplace. NFTSTAR accepts general payment methods such as credit cards to make it easy for mainstream consumers to participate.

NFTSTAR Community features stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars are the main partners at the initial launch. We will announce NFTSTAR’s sports stars lineup one by one. NFTSTAR community aims to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

We expect the NFT market to grow globally and our NFTSTAR platform to grow accordingly. Driven by our current dual core businesses of NFT and cryptocurrency mining, we expect our globalization strategy to be more solid, and a broader market may bring stronger growth to us.

In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31, 2021, the total sum paid under license agreements is US$15.4 million, the Company still has payment commitment amounting to US$44.8 million as of December 31, 2021.

Online Games

We operate and develop proprietary or licensed online games, primarily mobile games, and TV games.

We previously also operated mobile games. Knight Forever and Q Jiang San Guo ceased operations in 2019 and Pop Fashion ceased operations in 2020. Legend of Immortals ceased operations in 2021. We used to have license from Smilegate to develop CrossFire New Mobile Game. However, such license expired by October 31, 2020 before we are able to launch CrossFire New Mobile Game. We no long plan to negotiate with Smilegate to re-gain the license for such game development. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry— We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted,” and “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry—We may no longer consider to pursue re-gaining license for CrossFire New Mobile Game, launching or operating CrossFire New Mobile Game or other licensed games in China, and our future results of operations may be materially and adversely affected.”

We entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. In December 2020, we entered into an amendment to the master cooperation and publishing agreement to adjust the total consideration thereunder. Pursuant to the master cooperation and publishing agreement and its amendment, we obtained exclusive licenses of several games developed by Voodoo. Voodoo granted us an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to us and as a minimum guarantee payment with respect to the first game, as amended by the amendment to the master cooperation and publishing agreement, we paid US$3.0 million in cash to Voodoo. Pursuant to the master cooperation and publishing agreement, we may further pay Voodoo an aggregate amount of US$10.0 million in cash based on the agreed timetable, subject to satisfaction of certain conditions related to delivery of games by Voodoo. Currently, the collaboration has not formally ended, but our focus in the foreseeable future will no longer be directed at the gaming business. Due to uncertainty in the game development, the upfront payment has been fully impaired in the second half of 2020. We may not continue obtaining licenses to games.

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

Game Development and Licensing

We ceased our focus on continuing to develop new proprietary online games, primarily mobile games. We do not plan to further enhance our game development capability and diversify our game portfolio and pipeline.

Technology

We maintain in-house servers to maintain internal technology networks, we utilize third-party cloud solutions to sustain our existing games and web-site operations. Our current technology infrastructure consists of hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

Competition

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

We have registered our domain names with third-party domain registration entities, and have legal rights over these domain names through Shanghai IT, the variable interest entity. We conduct our business under the “The9 Limited” brand name and “The9” logo.

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

On September, 2021, eleven ministries and commissions including the National Development and Reform Commission, the Publicity Department of the CPC Central Committee, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Taxation Administration, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration issued the “Notice on the regulation of virtual currency mining activities”, which requires strengthening the supervision of the whole industry chain of upstream and downstream virtual currency mining activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. The notice also provides for the inclusion of virtual currency mining activities as an elimination category of industry. Add “virtual currency mining activities” to the “Catalogue for Guiding Industry Restructuring (2019 version)” as an “elimination category”. Before the addition, the virtual currency mining project is treated as an eliminated industry, and investment is prohibited in accordance with the relevant provisions of the Decision of the State Council on Promulgating the “Interim Provisions on Promoting Industrial Structure Adjustment” for Implementation (No. 40 [2005] of the State Council). On December 30, 2021, the National Development and Reform Commission on the revision of the “Catalogue for Guiding Industry Restructuring (2019 version)” decision came into effect, which added “(xviii) other” item 7, into the elimination category of “ I. Backward production processes and equipment”, which is “virtual currency mining activities”.

On September, 2021, ten ministries and commissions including the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, China Securities Regulatory Commission and the State Administration of Foreign Exchange issued “Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation”, which made it clear once again that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities. Provision of services by overseas virtual currency exchanges to residents in China via the internet is also considered to be an illegal financial activity. It is aiming to establish a multi-dimensional and multi-level risk prevention and resolution system. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name.

As we do not engage in operations as a financial institution or payment institution, we do not believe we are currently subject to such regulations. However, there can be no assurance that there will not be future regulations that may be applicable to us. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry—We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, which could negatively affect our business, results of operations and financial position.”

Regulations on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by The Special Administrative Measures on Access of Foreign Investment (Negative List), as amended from time to time, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2020 and became effective on January 27, 2021.

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

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

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

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. We previously conducted our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are PRC citizens.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and the variable interest entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various PRC laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including MIIT, the MCT, GAPPRFT and the State Administration for Market Regulation. The principal PRC regulations governing the ICP industry as well as the online gaming services in China include:

●	Telecommunications Regulations (2000), as amended in 2014 and 2016;
●	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016;
●	The Administrative Measures for Telecommunications Business Operating License (2017);
●	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

●	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;
●	Administrative Measures on Network Publication (2016);
●	The Catalogue of Industries for Encouraging Foreign Investment (Edition 2020);
●	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2022); and
●	Provisions on the Ecological Governance of Network Information Contents (2020).

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

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

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

Regulation on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In November 2016, the Standing Committee of National People’s Congress promulgated the PRC Cyber Security Law taken into effect in June 2017, or the PRC Cyber Security Law, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of the PRC. Pursuant to the PRC Cyber Security Law, the national internet information department shall take charge of the arrangement, coordination, supervision and administration in connection with cyber-security issues, and the telecommunications administrative departments, public security departments as well as other relevant departments shall be responsible for the security protection, supervision and administration within the scope of their respective duties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to improve technology security standards, and safeguard customer and transaction information.

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On April 29, 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Since the Data Security Law has already taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments), or the Draft Measures, which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The scope of review under the Draft Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 6 of the Draft Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Draft Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Draft Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. The final version of Measures for Cybersecurity Review（2022） is issued on December 28,2021 and has taken effect on February 15, 2022.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Measures for Cybersecurity Review (2022) and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures for Cybersecurity Review (2022) and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Measures for Cybersecurity Review (2022) and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

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

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. In April 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. In addition, on August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which has taken effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

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

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

●	The Company Law of People’s Republic of China;
●	Foreign Investment Law (2019); and
●	Implementation Regulations for the Foreign Investment Law (2019).

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

C.Organizational Structure

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material variable interest entity as of the date of this annual report:

Contractual Arrangements with The Variable Interest Entity.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Shanghai IT, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over Shanghai IT;
●	receive substantially all of the economic benefits of Shanghai IT; and
●	have an exclusive option to purchase all or part of the equity interests in Shanghai IT when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Shanghai IT, and we treat Shanghai IT as the variable interest entity under U.S. GAAP. We have consolidated the financial results of Shanghai IT in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Shanghai IT

Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

D.Property, Plants and Equipment

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

We are an Internet company listed on Nasdaq in 2004. The9 Limited aims to become a global diversified high-tech Internet company. We had been operating an online game business before our listing until this year, we have turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR.

The major factors affecting our results of operations and financial conditions include:

●	our revenues’ composition and sources of revenues;
●	our cost of revenues; and
●	our operating expenses.

Revenue Composition and Sources of Revenue. In 2019 and 2020, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. We began cryptocurrency mining activities in February 2021. In 2021, we generated substantially all of our revenues from cryptocurrency mining, and the remaining portion of our revenues from provision of game development services. The following table sets forth our revenues generated from cryptocurrency mining and online game services and other revenues, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Cryptocurrency mining revenue	—	—	—	—	134,123	21,047	98.7
Online game services and other revenues	343	100.0	625	100.0	1,752	275	1.3
Total Revenues	343	100.0	625	100.0	135,875	21,322	100.0

Cryptocurrency Mining. In 2021, revenues from our cryptocurrency mining business amounted to RMB134.1 million (US$21.0 million).

Majority of our cryptocurrency mining revenues was Bitcoin. Since February 2021, we have generated our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, we are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we receive confirmation of the consideration, at which time revenue is recognized.

We also started our mining of other cryptocurrencies including Chia and Filecoin. Chia and Filecoin mining is carried out through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Chia and Filecoin awards from the main networks. As of December 31, 2021, we have recognized insignificant amount of Chia mining revenue and nil Filecoin revenue based on our revenue recognition accounting policies.

Online game services and other revenues. In 2021, online game services and other revenues mainly included revenues from provision of game development services. Revenues from our online game services and other revenues amounted to RMB1.8 million (US$0.3 million). In 2019 and 2020, online game services and other revenues mainly include online game services and revenues from the provision of technical services to customers. Revenues from our online game services amounted to RMB0.3 million and RMB0.6 million. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.

Cost of Revenues. In 2021, our cost of revenue primarily consists of costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners. In 2019 and 2020, our cost of revenues consists of costs directly attributable to rendering our services, including online game royalties, payroll, revenue sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of Internet data center sites, depreciation and amortization of computer equipment and software and other overhead expenses directly attributable to the services we provide.

Operating Expenses. In 2021, Our operating expenses consist primarily of impairment loss of equipment, gain on disposal of subsidiaries, product development expenses, sales and marketing expenses, general and administrative expenses and impairment of cryptocurrencies. In 2019 and 2020, our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, impairment of other long-lived assets, impairment on advance and other assets and gain on disposal of subsidiaries.

Product Development Expenses. In 2021, our product development expenses consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of NFTSTAR. In 2019 and 2020, our product development expenses consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of our proprietary games. Other overhead product development costs include costs incurred by us to develop, maintain, monitor and manage our websites. Our product development expenses amounted to RMB13.1 million, RMB2.4 million and RMB1.9 million (US$0.3 million) for the year ended December 31, 2019, 2020 and 2021, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB2.1 million, RMB0.6 million and RMB22.0 million (US$3.5 million) for the year ended December 31, 2019, 2020 and 2021, respectively.

General and Administrative Expenses. In 2021, our general and administrative expenses consist primarily of non-cash share based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services and equity transactions. In 2019 and 2020, our general and administrative expenses consist primarily of compensation and travel expenses for our administrative staff, depreciation of property and equipment, provision of allowance for doubtful accounts, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services and equity transactions. General and administration expenses amounted to RMB113.9 million, RMB108.7 million and RMB293.2 million (US$46.0 million) for the year ended December 31, 2019, 2020 and 2021, respectively.

Impairment of cryptocurrencies. The useful life of cryptocurrency is indefinite, thus it shall not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB50.9 millon (US$8.0 millon) for the year ended December 31, 2021.

Impairment of equipment, intangible assets and other long-lived assets. We recorded impairment on other long-lived assets of RMB34.9 million, RMB6.5 million and RMB11.6 million (US$1.8 million) for the years ended December 31, 2019, 2020 and 2021.

Impairment on advance and other assets. We recorded impairment on advance and other assets of nil, RMB20.4 million and nil for the years ended December 31, 2019, 2020 and 2021.

Gain on disposal of subsidiaries. We had gain on disposal of subsidiaries of RMB1.2 million, RMB475.6 million and RMB15.0 million (US$2.4 million) for the year ended December 31, 2019, 2020 and 2021.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business through our subsidiaries in Hong Kong, Singapore, China, etc. We rely primarily on dividends and other distributions from our subsidiaries and the variable interest entity in China for our cash requirements. Current PRC regulations restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with relevant SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and fines, and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

Income and Sales Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the year ended December 31, 2021.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the year ended December 31, 2021.

PRC

Our subsidiaries and the VIE and its subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. Our subsidiaries and the VIE and its subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. We marginally conducted mining operations in China and starting from June 2021, we moved all such operations outside of China. There is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. As of December 31, 2021, we have not sold any cryptocurrency mined for fiat. As such, we believe that it is more-like-than-not such mining revenue is not taxable before sold for fiat upon audit by the relevant tax authority. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and revised on February 24, 2017 and December 29, 2018, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the PRC. Our company’s subsidiaries and variable interest entity in the PRC are generally subject to EIT at a statutory rate of 25%.

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

With respect to sales taxes, before December 31, 2011, all the services provided by our PRC subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and was amended on July 11, 2017 and March 20, 2019. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, Wuxi QuDong, Shencai, Leixian and Jiugang as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other PRC subsidiaries or variable interest entity as small-scale VAT payers will be subject to VAT at the rate of 3%.

United States

Our subsidiaries in the United States are registered in Delaware and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ended December 31, 2021 and subsequent taxable years and state corporate income tax at a rate of 8.7%.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note <30> to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Cryptocurrency mining revenue	—	—	—	—	134,122,954	21,046,818	98.7
Online game services and other revenues	343,077	100.0	625,488	100.0	1,752,186	274,956	1.3
	343,077	100.0	625,488	100.0	135,875,140	21,321,774	100.0
Sales taxes	(1,582)	(0.5)	—	—	—	—	—
Total net revenues	341,495	99.5	625,488	100.0	135,875,140	21,321,774	100.0
Cost of cryptocurrency mining	—	—	—	—	(83,449,749)	(13,095,087)	(61.4)
Cost of online game services and other revenues	(1,342,266)	(391.2)	(814,136)	(130.2)	(4,584,754)	(719,447)	(3.4)
Total cost	(1,342,266)	(391.2)	(814,136)	(130.2)	(88,034,503)	(13,814,534)	(64.8)

Gross (loss) profit	(1,000,771)	(291.7)	(188,648)	(30.2)	47,840,637	7,507,240	35.2

Operating (expenses) income:
Product development	(13,090,530)	(3,815.6)	(2,438,095)	(389.8)	(1,917,562)	(300,907)	(1.4)
Sales and marketing	(2,114,519)	(616.3)	(646,492)	(103.4)	(22,039,467)	(3,458,473)	(16.2)
General and administrative	(113,867,000)	(33,189.9)	(108,747,919)	(17,386.1)	(293,152,801)	(46,002,072)	(215.8)
Impairment on other long-lived assets	(34,881,000)	(10,167.1)	(6,515,200)	(1,041.6)	—	—	—
Impairment on cryptocurrency	—	—	—	—	(50,887,472)	(7,985,355)	(37.5)
Impairment on equipment	—	—	—	—	(11,639,246)	(1,826,452)	(8.6)
Impairment on advance and other assets	—	—	(20,371,500)	(3,256.9)	—	—	—
Gain on disposal of subsidiaries	1,206,925	351.8	475,588,803	76,034.8	15,015,770	2,356,302	11.1
Total operating (expenses) income	(162,746,124)	(47,437.2)	336,869,597	53,857.1	(364,620,778)	(57,216,957)	268.3

Other operating income, net	30,240	8.8	27,358	4.4	—	—	—

(Loss) income from operations	(163,716,655)	(47,720.1)	336,708,307	53,831.3	(316,780,141)	(49,709,717)	(233.1)
Impairment on equity investments	(4,666,128)	(1,360.1)	(1,172,755)	(187.5)	(7,599,505)	(1,192,528)	(5.6)
(Impairment)Gain on other investments	(3,791,039)	(1,105.0)	(18,000,000)	(2,877.8)	17,245,513	2,706,198	12.7
Impairment on other advances	(5,980,788)	(1,743.3)	—	—	—	—	—
Interest income	18,576	5.4	429,732	68.7	—	—	—
Interest expense	(34,501,556)	(10,056.5)	(4,070,179)	(650.7)	(119,174,037)	(18,701,007)	(87.7)
Fair value change on warrants liability	1,292,244	376.7	37,851	6.1	—	—	—
Gain from change in fair value of convertible feature derivative liability	—	—	—	—	62,246,860	9,767,891	45.8
Gain on disposal of equity investee and available-for-sale investments	694,628	202.5	174,295	27.9	—	—	—
Gain on disposal of other investments	13,430,588	3,914.7	2,818,643	450.6	—	—	—
Gain on extinguishment of convertible notes	—	—	56,755,902	9,073.9	—	—	—
Gain on waiver of interest-free loan	—	—	35,397,500	5,659.2	—	—	—
Foreign exchange loss	(5,474,002)	(1,595.6)	(8,319,669)	(1,330.1)	(6,449,136)	(1,012,010)	(4.7)
Other(Expenses) income, net	9,372,652	2,731.9	2,005,143	320.6	(44,589,670)	(6,997,093)	(32.8)
(Loss) income before income tax expense and share of loss in equity method investments	(193,321,480)	(56,349.3)	402,764,770	64,392.1	(415,100,116)	(65,138,266)	(305.5)
Income tax expense	—	—	(7,165,097)	(1,145.5)	—	—	—
Share of loss in equity method investments	(2,847,260)	(829.9)	(2,165,935)	(346.3)	(1,725,152)	(270,714)	(1.3)
Net (loss) income	(196,168,740)	(57,179.2)	393,433,738	62,900.3	(416,825,268)	(65,408,980)	(306.8)
Net loss attributable to noncontrolling interest	(13,517,983)	(3,940.2)	(3,259,528)	(521.1)	(5,590,513)	(877,273)	(4.1)
Net loss attributable to redeemable noncontrolling interest	(4,855,589)	(1,415.3)	(1,190,122)	(190.3)	—	—	—
Net (loss) income attributable to The9 Limited	(177,795,168)	(51,823.7)	397,883,388	63,611.7	(411,234,755)	(64,531,707)	(302.7)
Change in redemption value of redeemable noncontrolling interest	(12,827,598)	(3,739.0)	(1,190,122)	(190.3)	—	—	—
Net (loss) income attributable to holders of ordinary shares	(190,622,766)	(55,562.7)	396,693,266	63,421.4	(411,234,755)	(64,531,707)	(302.7)
Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(793,531)	(231.3)	3,516,774	562.2	3,984,443	625,246	2.9
Total comprehensive (loss) income	(196,962,271)	(57,410.5)	396,950,512	63,462.5	(412,840,825)	(64,783,734)	(303.8)

Notes:

(1) Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.3726 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—Selected Financial Information—Exchange Rate Information.”

Year 2021 Compared to Year 2020

Revenues. Our revenues increased by 21,623.1%, from RMB625 thousand in 2020 to RMB135.9 million (US$21.3 million) in 2021, primarily because we started our cryptocurrency mining business in February 2021.

Cost of Revenue. Cost of revenue increased by 10,713.2% from RMB814 thousand in 2020 to RMB88.0 million (US$13.8 million) in 2021, primarily due to the increase in costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners.

Product Development Expenses. Product development expenses decreased by 21.3% from RMB2.4 million in 2020 to RMB1.9 million (US$301 thousand) in 2021. The decrease was primarily due to the decrease in payroll expenses for the development team.

Sales and Marketing Expenses. Sales and marketing expenses increased by 3,309.1% from RMB646 thousand in 2020 to RMB22.0 million (US$3.5 million) in 2021. The increase in sales and marketing expenses was primarily due to the increase in offline marketing expenses and the increase in payroll expenses for the marketing team.

General and Administrative Expenses. General and administrative expenses increased by 169.6% from RMB108.7 million in 2020 to RMB293.2 million (US$46.0 million) in 2021. The increase was primarily due to the increase in share-based compensation to senior management and professional fees incurred from professional service providers for auditing, legal services, and equity transactions.

Impairment on Cryptocurrencies. We recorded an impairment of cryptocurrencies amounting to RMB50.9 million (US$8.0 million) in 2021, based on the impairment assessment performed after considering our Bitcoin carrying amount exceeded its fair value at any time subsequent to their acquisition. We did not have any impairment on cryptocurrencies in 2020 as we commenced our cryptocurrency mining in February 2021.

Gain on Disposal of Subsidiaries. We had a gain on disposal of subsidiaries of RMB15.0 million (US$2.4 million) in 2021, which included RMB9.4 millon (US$1.5 million) pertaining to the loss of control of Red 5 Studios, Inc. Red 5 Studios, Inc. was an online game development studio invested by us and based in the U.S., which had been inactive for the past few years. We had a gain on disposal of subsidiaries of RMB475.6 million in 2020, including a gain on disposal of subsidiaries that had been classified as held-for-sale.

Impairment (Gain) on Other Investments. We recorded gain on other investments amounting to RMB17.2 million (US$2.7 million) in 2021, primarily due to the net effect on the gain we recognized on the rebooking the investment in FF Intelligent, less its subsequent impairment, and our investment in SMI; less the impairment losses we recognized in other investment. We recorded an impairment of other investment amounting to RMB18.0 million in 2020, primarily due to the impairment assessment performed after considering the recoverable amount of the Shanghai Institute of Visual Art of Fudan University.

Interest (Expenses), Net. We recorded interest expenses amounting to RMB119.2 million (US$18.7 million) in 2021, mainly resulting from a non-cash amortization of debt discount and interest expense relating to the convertible notes we issued in February and March 2021. We recorded interest expenses of RMB4.1 million in 2020, primarily related to the convertible notes which were settled in May 2020.

Change in Fair Value of Warrants Liability. We had a loss from change in fair value of convertible notes and warrants liability of RMB37.9 thousand in 2020. We did not have such expenses after we settled the convertible notes in May 2020.

Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB62.2 million (US$9.8 million) in 2021, mainly related to the convertible notes we issued in February and March 2021.

Gain on Disposal of Other Investments. We had no gain on disposal of other investments in 2021. We had a gain on disposal of other investments of RMB2.8 million in 2020 related to the disposal and refund of certain subscribed tokens.

Other (Expenses) Income, Net. We recorded other expenses amounting to RMB44.6 million (US$7.0 million) in 2021, mainly relating to the refund to investors who invested in our previous CrossFire New Mobile Game project. Since the refund was made at a discount, we recorded other income together with the extinguishment of the respective liabilities. We recorded other income of RMB9.4 million in 2019 and RMB2.0 million in 2020, primarily due to foreign exchange loss.

Net (Loss) Income Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our holders of ordinary shares of RMB411.2 million (US$64.5 million) in 2021, as compared with net income attributable to holders of ordinary shares of RMB396.7 million in 2020.

Year 2020 Compared to Year 2019

Please refer to our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021, as amended on March 30, 2021.

B.Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in Hong Kong, Singapore and PRC. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We conduct our business primarily through our subsidiaries, and we have gradually and significantly reduced our business operation through the variable interest entity in China. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Specifically, Shanghai Hui Ling, one of our subsidiaries in China, obtains funds from the PRC entities in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

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

Current PRC regulations restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and subsidiaries in China are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2021, such restricted portion was RMB65.9 million (US$10.4 million). We have not directed our PRC subsidiaries or variable interest entity to distribute any dividends to-date.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2019, 2020 and 2021, we had RMB10.1 million, RMB31.7 million and RMB428.4 million (US$67.2 million), respectively, in cash and cash equivalents. The increase in cash and cash equivalents from 2020 to 2021 was primarily due to the net cash provided by financing activities including proceeds from our follow-on offering and issuance of convertible notes in 2021, partially offset by cash used in operating activities mainly related to our cryptocurrency mining business in 2021. The increase in cash and cash equivalents from 2019 to 2020 was primarily due to the cash flows from the disposal of three subsidiaries.

We have an accumulated deficit of approximately RMB3,403.5 million (US$534.1 million) and total assets exceeded total current liabilities by approximately RMB766.0 million (US$120.2 million) as of December 31, 2021, and total current assets exceeded total current liabilities by approximately RMB506.2 million (US$79.4 million) as of December 31, 2021. We also had a net loss of approximately RMB416.8 million (US$65.4 million) for the year ended December 31, 2021 and have not generated significant revenues or positive cash flows from operations since 2009.

We are not aware of any obligations that we cannot meet in the next 12 months plus a day.

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

Additional Equity and Debt Financing

In February 2020, we issued and sold a one-year convertible note for consideration of US$500,000 to Iliad. In October 2020, we completed an offering of 2,350,000 ADSs and 27,025,000 Warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares, and raised net proceeds of US$8.1 million. The warrants were exercised in 2021, with the net proceeds being US$9 million.

In January 2021, we entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per share and 207,891,840 warrants in aggregate, to the Investors in February 2021. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021.

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville Capital LLC, or Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share. We subsequently entered into the Exchange Agreement and convertible note, pursuant to which conversion price was amended to: ninety percent (90%) multiplied by the lower of (a) the average of the Closing Trade Prices during the five (5) Trading Days immediately preceding the date of the Lender Conversion Notice, and (b) the Closing Trade Price on the Trading Day immediately preceding the date of the Lender Conversion Notice. The convertible note was repaid in full in 2021.

In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or the Purchaser, pursuant to which we are able to sell up to US$100.0 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. Pursuant to the SEDA, the preliminary purchase price per ADS, or the Preliminary Purchase Price, shall initially be 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by us, or the Preliminary Pricing Period (the date of payment of Preliminary Purchase Price being the Preliminary Closing Date), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of our ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date, or the Secondary Pricing Period, or (B) 85% of the average of the five daily volume weighted average price of our ADSs during the Secondary Pricing Period, or the Final Purchase Price. If the Final Purchase Price is less than the Preliminary Purchase Price, we shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to us. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs. We intend to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund our business growth. On August 27, 2021, the Company and the Purchaser agreed to terminate the SEDA and entered into a new standby equity distribution agreement (the “August SEDA”). The Company did not issue any securities pursuant to the SEDA. Pursuant to the August SEDA, the Company will be able to sell up to US$100.0 million of its ADSs solely at the Company’s request at any time during the 36 months following the date of the August SEDA. The ADSs would be purchased at a price per ADS that is the greater of (i) 85% of the average of the five daily VWAPs (as defined below) during the pricing period, or (ii) 90% of the average of the 3 lowest daily VWAPs during the pricing period, rounded to the nearest 100th. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such date on the principal market as reported by Bloomberg L.P. during regular trading hours. In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares, par value $0.01 per share. On November 17, 2021, we sent the first advance notice to the purchaser for an aggregate amount of $10 million. Subject to the beneficial ownership limit of the purchaser as set forth the SEDA, the aggregate purchase price of the ADSs as set forth in the settlement document provided by the purchaser in response to such advance notice is $9,600,000. The purchase price per ADS is $9.91.

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we issued 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million. Such transactions were subsequently completed.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. The convertible note has been partially repaid and the remaining outstanding amount is around US$15 million, as of March 30, 2022.

On March 31, 2021, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses.

We may continue to do similar equity financing in the future.

If we are unable to obtain the necessary capital, we will need to sell our assets, seek to be acquired by another entity and/or cease operations. See “Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We believe that, upon the successful implementation of the foregoing potential sources of cash flow, we may have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the 12 months following the date of this annual report.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(54,175)	(106,253)	(687,689)	(107,913)
Net cash provided by (used in) investing activities	60,879	438,263	(141,083)	(22,139)
Net cash (used in) provided by financing activities	40,923	(310,686)	1,226,636	192,486
Effect of foreign exchange rate changes on cash and cash equivalents	1,257	259	(1,140)	(179)
Net change in cash and cash equivalents	5,857	21,583	396,725	62,255
Cash and cash equivalents at the beginning of year	4,256	10,113	31,696	4,974
Cash and cash equivalents at the end of year	10,113	31,696	428,421	67,229

Operating Activities

Net cash used in operating activities was RMB687.7 million (US$107.9 million) in 2021, compared to RMB106.3 million in 2020 and RMB54.2 million in 2019. The increase of net cash used in operating activities in 2021 was mainly due to cash used in operating activities related to our cryptocurrency mining business in 2021.

The net cash used in operating activities in 2021 reflected a net loss of RMB416.8 million (US$65.4 million), primarily due to (i) increase in intangible assets of cryptocurrencies of RMB114.9 million (US$18.0 million), (ii) increase in prepayments and other current assets of RMB537.1 million (US$84.3 million), and (iii) gain from change in fair value of conversion feature derivative liability of RMB62.2 million (US$9.8 million), partially offset by (iv) impairment of cryptocurrencies of RMB50.9 million (US$8.0 million), (v) share-based compensation expense of RMB150.2 million (US$23.6 million), (vi) depreciation and amortization of property, equipment and software of RMB47.4 million (US$7.4 million), (vii) amortization of discount and interest on convertible notes of RMB120.6 million (US$18.9 million), and (viii) increase of accrued expense and other current liabilities of RMB60.3 million (US$9.5 million).

The net cash used in operating activities in 2020 primarily reflected a net gain of RMB393.4 million, partially offset by gain on disposal of subsidiaries of RMB475.6 million, gain on extinguishment of Convertible Notes of RMB56.8 million and gain on waiver of interest-free loan of RMB35.4 million.

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

Investing Activities

Net cash used in investing activities was RMB141.1 million (US$22.1 million) in 2021, which primarily included (i) purchase of property, equipment and software of RMB75.6 million (US$11.9 million), and (ii) purchase of other investments of RMB46.6 million (US$7.3 million), partially offset by proceeds from disposal of property, equipment and software of RMB11.7 million (US$1.8 million).

Net cash provided by investing activities was RMB438.3 million in 2020, which primarily included  (i) proceeds from disposal of subsidiaries of RMB443.9 million, (ii) partially offset by purchase for other investments of RMB8.0 million.

Net cash provided by investing activities was RMB60.9 million in 2019, which primarily included (i) proceeds from disposal of assets and liabilities classified as held for sale of RMB49.3 million, (ii) proceeds from disposal of other investments of RMB37.0 million, (iii) proceeds from transferred tokens of RMB6.9 million, and (iv) initial deposit payment of RMB34.9 million to joint venture.

Financing Activities

Net cash provided by financing activities in 2021 was RMB1,226.6 million (US$192.5 million), primarily attributable to (i) the proceeds from issuance of ordinary shares and warrants of RMB1,011.5 million (US$158.7 million), and (ii) the proceeds from issuance of convertible note of RMB161.6 million (US$25.4 million), partially offset by (i) ADS issuance fee of RMB3.7 million (US$0.6 million), and (ii) payment for financial products of RMB800.0 thousand (US$125.5 thousand).

Net cash used in financing activities in 2020 was RMB310.7 million, primarily attributable to the repayments of convertible notes and interest-free loan of RMB318.9 million, repayment of a loan from a related party of RMB42.5 million, partially offset against the proceeds from the issuance of ordinary shares and warrants of RMB47.4 million.

Net cash provided by financing activities in 2019 was RMB40.9 million, primarily attributable to proceeds of other loans of RMB34.9 million and loan from a related party of RMB16.1 million, partially offset by repayment of a loan from a related party of RMB10.0 million.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.7 million) as of December 31, 2021.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our purchase of mining machines, convertible notes payable and operating lease obligations.

We incurred capital expenditures of RMB0.8 million, RMB0.4 million and RMB75.6 million (US$11.8 million) in 2019, 2020 and 2021, respectively. In 2021, the capital expenditures principally consisted of purchases of cryptocurrency mining machines. We may continue to purchase cryptocurrency mining machines depending on the market situation. In 2019 and 2020, the capital expenditures principally consisted of purchases of computers and other items related to our network infrastructure.

Our purchase of mining machines includes the outstanding payment for the purchase of 24,000 Antminer S19j Bitcoin mining machines. As of December 31, 2021, we have US$29.0 million of purchase of mining machines.

Our convertible notes payable includes the one-year convertible notes in a principal amount of US$5 million and US$20 million respectively issued to Streeterville Capital, LLC. If Streeterville Capital, LLC convert the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced. As of December 31, 2021, we have RMB18.8 million (US$3.0 million) of convertible notes payable.

Our operating lease obligations includes the lease of office space, parking lots and warehouse. As of December 31, 2021, we have RMB7.2 million (US$1.1 million) of operating lease obligations.

C.Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our NFTSTAR platform, our proprietary online games and the maintenance of our websites. Our product development expenses were RMB13.1 million, RMB2.4 million and RMB1.9 million (US$0.3 million) in 2019, 2020 and 2021, respectively.

D.Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in our consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of affiliated PRC entity, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

Revenue Recognition

We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. We do not believe that significant management judgments are involved in revenue recognition. We adopted ASC 606 using the modified retrospective transition approach method, reflecting the cumulative effect of initially applying the standard to revenue recognition as of January 1, 2018. We evaluated all revenue streams to assess the impact of implementing ASC 606 on revenue contracts. The adoption did not have an effect over the consolidated financial statements on the adoption date and no adjustment to prior year consolidated financial statements was required. Under ASC 606, Revenue from contracts with customers, the core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Majority of our cryptocurrency mining revenues was Bitcoin. We generate our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, we are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we can confirm the receipt of the consideration, at which time revenue is recognized.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Other than Bitcoins, we are also engaged in the mining of Chia and Filecoins. We generate Chia and Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Chia and Filecoins awards from the main networks.

For Chia mining, the revenue recognition is the same as Bitcoins under ASC 606. The9 recognizes Chia mining revenue at fair value on the date we receive Chia awards.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. We cooperate with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, we do not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, we do not recognized any Filecoin mining revenue before we start to own the Filecoins being mined. Only when we starts to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule), we will start to recognize Filecoin mining revenue at fair value on the date we receive and own the Filecoin awards.

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

Deferred revenue relates to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was nil for the year ended December 31, 2021.

Impairment of Cryptocurrencies

The useful life of cryptocurrency is indefinite, thus it shall not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2019, 2020 and 2021, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2019, 2020 and 2021, we did not have any material interest and penalties associated with tax positions.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrency assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrency assets and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrency assets, which could materially and adversely affect the businesses and financial performances of our cryptocurrency mining business, and in turn could have a material adverse effect on our business and results of operations.

We may be subject to various tax obligations associated with mining in countries where we have hosting agreements for our machines in the future, including the so-called tax on mining in Kazakhstan, effectively a surcharge on the electricity price per kW/h. Currently, crypto assets which are obtained through crypto mining operations are not taxed in Russia. However, to address this gap, local government is developing draft tax regulations. We do not expect that new laws will be applied retroactively, therefore, for the period until such regulations will be adopted by the parliament, cryptocurrency derived from the Russian mining operations are not taxable in Russia.

Share-Based Compensation

We have granted share-based compensation awards to certain employees, directors and consultants under several equity plans. We measure the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. We recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, we use graded vesting over the longer of the derived service period or when the performance condition is considered probable. We determine the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded our private subsidiaries, the fair value of shares is estimated based on the equity value of the subsidiary. We evaluate the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting (“ASU 2018-07”) to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of our ADSs. Risk-free interest rate is based on United States government bonds issued with maturity terms similar to the expected term of the stock-based awards.

We recognize compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a two-to-three year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

For stock option modifications, we compare the fair value of the original award immediately before and after the modification. For modifications, or probable-to-probable vesting conditions, the incremental fair value of fully vested awards is recognized as expense on the date of the modification, with the incremental fair value of unvested awards recognized ratably over the new service period.

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

In September 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

Share-based compensation expenses of RMB21.3 million, RMB55.1 million and RMB150.2 million (US$23.6 million) were recognized for the year ended December 31, 2019, 2020 and 2021, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors, including compensation cost due to the acceleration vesting and exercise of options in June 2017.

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. We provided an allowance for doubtful accounts of RMB0.2 million, RMB2.3 million and RMB0.6 million (US$0.1 million) for the years ended December 2019, 2020 and 2021, respectively. We have written-off an amount of RMB3.2 million, RMB2.1 million and RMB1.3 million (US$0.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Impairment of Long-lived Assets Other Than Cryptocurrencies

We review long-lived assets and intangible assets other than cryptocurrencies for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB34.9 million, RMB6.5 million and nil were recognized in 2019, 2020 and 2021, respectively.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment loss on investments of RMB8.5 million, RMB19.2 million and RMB9.6 million (US$1.5 million) was recognized in 2019, 2020 and 2021, respectively.

Consolidation of Variable Interest Entity, or VIE

Historically majority of our revenues was derived from online game operation in PRC. PRC laws and regulations, including the GAPP Circular and the Network Publication Measures prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIE to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WFOE, and to secure performance of all obligations of the VIE and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIE granted WFOE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIE. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIE is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIE economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining and NFTSTAR. We expect going forward that a majority of our revenues will be sourced outside PRC, and the revenues to be recorded in the variable interest entity will be minimal.

Refund of WoW Game Points

As a result of the non-renewal of the WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.7 million) as of December 31, 2021.

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

Warrants

We account for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. We classify warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. For those warrants classified as equity, there is no remeasurement to the warrants after initial recognition. For those warrants classified as liability, the proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. The warrants are initially recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	55	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	61	Independent Director
Kwok Keung Chau(1)(2)	45	Independent Director
Ka Keung Yeung(1)(2)	63	Independent Director
George Lai (Lai Kwok Ho)	45	Director and Chief Finance Officer
Chris Shen	53	Vice President

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves the chief financial officer and executive director of BetterLife Holding Limited (SEHK: 06909), responsible for overall financial planning and management, company secretarial affairs, coordination of investors relations and administrative work, an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (SEHK: 02779) since October 2017, an independent non-executive director of China Tobacco International (HK) Company Limited (SEHK: 06055) since December 2018, an independent non-executive director of Bank of Zhangjiakou Co., Ltd. since April 2020, and an independent non-executive director and the chairman of the audit committee of Suzhou Basecare Medical Corporation Limited (SEHK 02170) since October 2021. From November 2007 to January 2020, Mr. Chau was an executive director and the chief financial officer of Comtec Solar Systems Group Limited, responsible for corporate financial and general management. From May 2014 to May 2019, he was an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd. (SEHK: 06198; SSE: 601298). From December 2019 to August 2021, he was an independent non-executive director and the chairman of the audit committee of Forward Fashion (International) Holdings Company Ltd. (SEHK: 02528). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., (SEHK: 08006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited (SEHK: 01668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a member of the Association of Chartered Certified Accountants since June 2002, a Chartered Financial Analyst of the CFA Institute since September 2003, a member of the Hong Kong Institute of Certified Public Accountants since July 2005, and a fellow member of the Institute of Public Accountants of Australia and Institute of Financial Accountants since June 2020. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2021 was approximately RMB3.5 million (US$0.6 million) and RMB1.6 million (US$0.2 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

Share Incentive Plan

Ninth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017, December 2018 and August 2021.

By the amendment to the Option Plan in December 2018, we increased the total number of ordinary shares reserved under the Option Plan from 34,449,614 to 100,000,000. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. As of February 28, 2022, options to purchase 50,000 Class A ordinary shares under the Option Plan were outstanding and 141,876,600 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units. In September 2018 our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeit and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. In June 2020, our board of directors and board committees authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares of our company to certain directors, officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. As of the date of this annual report, all the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions. In February 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

In September 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of February 28, 2022 and that remained outstanding.

			Total Number
			of Ordinary
			Shares
	Restricted		Underlying	Exercise Price
	Shares Issued		Options	(in US$)	Expiration Date
Jun Zhu	58,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai	9,019,971		—	—	—
Chris Shen	*		—	—	—
All Directors and Senior Executive Officers as a Group	80,038,591		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)	Consists of 7,500,000 Class B ordinary shares and 51,300,000 Class A ordinary shares.

As of February 28, 2022, 141,876,600 restricted Class A ordinary shares and options to purchase 50,000 Class A ordinary shares outstanding under the Option Plan were issued or granted to the other individuals as a group.

The following paragraphs describe the principal terms of the Ninth Amended and Restated 2004 Stock Option Plan.

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

C.Board Practices

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

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing and approving all proposed related party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent auditors;
●	reporting regularly to the full board of directors; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Messrs. Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, all of whom meet the “independence” standards for compensation committee members under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

●	reviewing and determining the compensation for our five most senior executives;
●	reviewing the compensation of our other employees and recommending any proposed changes to the management;
●	reviewing and approving director and officer indemnification and insurance matters;
●	reviewing and approving any employee loans in an amount equal to or greater than US$60,000 (or such amount as from time to time announced by the relevant regulatory bodies as requiring the approval of the Committee); and
●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pensions and welfare benefits plans.

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

D.Employees

As of December 31, 2021, we had 74 employees, all of them were based in China, including 35 in management and administration, one in our customer service center, 7 in game operations, sales and marketing, and 32 in product development, including supplier management personnel and technical support personnel. We had 61 and 47 employees as of December 31, 2019 and 2020, respectively. We consider our relations with our employees to be good.

E.Share Ownership

As of February 28, 2022, there were 707,105,330 ordinary shares outstanding, being the sum of 693,497,996 Class A ordinary shares (excluding 160,545,180 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, shares that we may be obligated to issue pursuant to the terms and conditions of the warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers who are also our shareholders; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
			Total ordinary
			shares on an
			as converted		% of aggregate
	Class A	Class B	basis	%(2)	voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	57,517,323	13,607,334	71,124,657	10.1	69.0
Davin A. Mackenzie	*	—	*	0.4	0.1
Kwok Keung Chau	*	—	*	0.4	0.1
Ka Keung Yeung	*	—	*	0.3	0.1
George Lai (Lai Kwok Ho)(5)	9,019,971	—	9,019,971	1.3	0.4
Chris Shen	*	—	*	0.6	0.2
All Directors and Senior Executive Officers as a Group	78,755,914	13,607,334	92,363,248	13.1	70.1
Principal Shareholders:
Jun Zhu(4)	57,517,323	13,607,334	71,124,657	10.1	69.0
JPKONG LTD(6)	49,801,786	—	49,801,786	6.6	2.4
Qifeng Sun Ltd.(7)	24,900,894	—	24,900,894	3.4	1.2
Root Grace Ltd.(8)	24,900,894	—	24,900,894	3.4	1.2
Plutux Labs Limited(9)	21,000,000	—	21,000,000	3.0	1.0

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 707,105,330 ordinary shares outstanding as of February 28, 2022, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from February 28, 2022.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,090 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 51,300,000 Class A ordinary shares in the form of restricted shares and 5,305,230 Class A ordinary shares represented by ADSs held by Jun Zhu.
(5)	Includes 5,775,021 Class A ordinary shares in the form of restricted shares and 3,244,950 Class A ordinary shares represented by American depositary shares directly held by George Lai.
(6)	Includes 46,198,186 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD. JPKONG LTD. is a British company wholly owned and controlled by Mr. Jianping Kong. The registered address for JPKONG LTD. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(7)	Includes 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Qifeng Sun Ltd. Qifeng Sun Ltd. is a Virgin company wholly owned and controlled by Mr. Qifeng Sun. The registered address for Qifeng Sun Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(8)	Includes 23,099,094 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by Root Grace Ltd. Root Grace Ltd. is a Islands company wholly owned and controlled by Mr. Enguang Li. The registered address for Root Grace Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(9)	Includes 21,000,000 Class A ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

To our knowledge, as of February 28, 2022, 687,632,362 Class A ordinary shares (including 160,545,180 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Arrangements with Variable Interest Entity

Current PRC laws and regulations impose substantial restrictions on foreign ownership of entities involved in ICP in China. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in China. Shanghai IT is owned by our employees Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

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

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling and a subsidiary of us. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loan shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

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

In the opinion of Grandall Law Firm, our PRC counsel:

●	the ownership structures of Shanghai Hui Ling and Shanghai IT currently are in compliance with PRC laws or regulations currently in effect; and
●	the contractual arrangements among Shanghai Hui Ling, Shanghai IT and the shareholders of Shanghai IT governed by PRC law currently are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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

Investments or Agreements entered into with Variable Interest Entity or Associates

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

We charged a service fee to Big Data, a previous equity investee and now a subsidiary of ours, amounted to RMB0.02 million, nil and nil in 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, the total amount due from Big Data was RMB0.1 million, RMB0.1 million and RMB1.5 million, respectively.

In March 2019, we entered into a joint venture agreement with F&F, and subsequently attempted to enter into electric vehicle business. In April 2019, we paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited, an affiliate of Splendid Days Limited. In November 2020, we converted initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed to be released. In July 2021, F&F Intelligent Mobility Global Holdings Ltd. completed a merger with a SPAC company and became a public company F&F Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger.

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

In June 2020, we entered into an investment agreement to establish Shandong Shanyeyunye, where we invested a total of RMB5.0 million (US$0.8 million) in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operates chess and card leisure games in the Province of Shandong. In 2021, we signed an agreement with a third party to sell our equity, and the transaction is not completed as of December 31, 2021.

In August 2020, we entered into an investment agreement with Beijing Naonao, which aims to develop and operate games designed for therapy purposes. We invested RMB3.0 million (US$0.5 million) in Beijing Naonao for an equity interest of 9.09%.

In May 2021, Shanghai IT entered into a joint venture agreement with Tian He (Hainan) Technology Co. Ltd. to establish a joint venture company, Shanghai Jiuciyuan Computer Co., Ltd. (the “Jiu Ciyuan”). Shanghai IT invested RMB 7.16 million for an equity interest of 60%. Jiu Ciyuan will develop technology to create digital avatar images, which could be used in various Apps and Metaverse projects.

In April 2021, we signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. Upon the completion of construction, we plan to deploy our cryptocurrency mining machines there.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB16.1 million, nil and nil in loan to us in 2019, 2020 and 2021, respectively. The loans are interest-free. We have repaid a total of RMB42.5 million and RMB6.4 million (US$1.0 million) for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, RMB63.2 million, RMB20.6 million and RMB14.1 million (US$2.2 million) of such loan remained outstanding, respectively.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Eighth Amended and Restated 2004 Stock Option Plan.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Due to our failure to repay the Convertible Notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting our company and some of our subsidiaries and the variable interest entity from disposing our assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against our company, our subsidiaries and the variable interest entity. We entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against us has been discharged. In April 2022 we have negotiated and intend to sign another settlement deed pursuant to which we agreed to pay Splendid Days and a third-party total of approximately US$8.6 million in order to settle outstanding claims under the Convertible Notes. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated.

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

B.Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.Offer and Listing Details

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

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Capital Market since October 2018 and previously Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective Third Amended and Restated Memorandum and Articles of Association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights

Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to one hundred votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders together holding not less than ten percent of the paid up voting share capital, present in person or by proxy.

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

Issuance of Additional Shares

Our Third Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Third Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

●	the designation of the series;
●	the number of shares of the series and the subscription price thereof if different from the par value thereof;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than a right to receive copies of our memorandum and articles of association and any special resolutions, and a right to inspect our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions

Some provisions of our Third Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Third Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital

We may from time to time by ordinary resolution of our shareholders increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

We may by ordinary resolution of our shareholders:

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of our share from which the reduced share is derived; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution of our shareholders reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a ”consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition to the statutory provisions relating to mergers and considerations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,
●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and
●	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Third Amended and Restated Memorandum and Articles of Association provides that we shall indemnify each of our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Third Amended and Restated Memorandum and Articles of Association.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Third Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 33% of the share capital of our company carrying the right of voting at general meetings of our company to requisition a shareholder’s meeting, in which case our directors are obligated to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Third Amended and Restated Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Third Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; or (v)  is removed from office pursuant to any other provisions of our Third Amended and Restated Memorandum and Articles of Association.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Third Amended and Restated Articles of Association, if at any time our share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our Memorandum and Articles of Association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Third Amended and Restated Memorandum and Articles of Associations, our Third Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Third Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Third Amended and Restated Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

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

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;

●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	U.S. expatriates or entities subject to the U.S. anti-inversion rules;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons whose functional currency is not the U.S. dollar;
●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
●	persons that directly, indirectly or constructively own 10% or more of our stock (by vote or value);
●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
●	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, the discussion below does not address any U.S. state, local or non-U.S. tax considerations, the Medicare tax, alternative minimum tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For the purpose of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for any taxable year if either:

●	at least 75% of its gross income for such year consists of certain types of passive income (the “income test”); or
●	at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on the market price of our ADSs and the nature and composition of our assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, and we will very likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

Passive Foreign Investment Company Rules

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under the PFIC rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to the highest tax rate in effect for individuals or corporations, as applicable to the U.S. Holder for each such year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each prior taxable year other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were also PFICs for the taxable year ending December 31, 2021. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” the gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of U. S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U. S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Moreover, if our ADSs are delisted and not readily tradable on an established securities market in the United States (as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.”), clause (1) above would not be satisfied, and dividends would not qualify for the preferential rate applicable to qualified dividend income. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The PRC income tax laws may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

As discussed above, we believe that we were a PFIC for our taxable year ended December 31, 2021, and we will very likely be a PFIC for our current taxable year. You are urged to consult your tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in your particular circumstances.

Taxation of Disposition of the ADSs or Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of loss, subject to certain limitations).

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for our taxable year ended December 31, 2021, and we will very likely be a PFIC for our current taxable year. You are urged to consult your tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under your particular circumstances.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents of US$49.3 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB31.4 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2021.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Persons depositing or withdrawing shares or ADSs holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	● Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders
US$0.05 (or less) per ADS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Starting from 2021, the depository is not be obliged to reimburse us due to the ADS ratio change (now the ADSs each represents thirty Class A ordinary shares), which led to a decrease in the number of ADSs, hence reduced the dollar amount of the collected ADS fees. According to the amended Letter Agreement, the revenue sharing arrangement was amended and the payment would be due to us for three contract years-for the periods from December 14, 2017 to December 13, 2018, from December 14, 2018 to December 13, 2019, and from December 14, 2019 to December 13, 2020-for the net issuance fees, net cash dividend fees, and net depositary service fees collected during such contract years. Thus, for the remaining two years of the contract, no revenue sharing would be due to us but rather that if the aforementioned net fees collected were less than $120,000 at the end of each contract year, the difference would be billed to us. For the contract year from December 14, 2020 to December 13, 2021, the total fees collected met the $120,000 requirement, and we would not be billed for any difference.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 22, 2021, we held an annual general meeting at which our shareholders approved, among other things, to modify voting rights of Class B ordinary shares from fifty (50) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of our company.

See “Item 10. Additional Information” for a description of the rights of securities holders.

E.Use of proceeds

In February 2021, we entered into a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million.

On March 31, 2021, we entered into an Underwriting Agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. In the event that the common warrants and over-allotment warrants offered are exercised in full, the Company would receive approximately an additional $116 million in proceeds.

In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares. We expect to use the net proceeds of approximately $8,924,000, after deducting the finder’s fees and offering expenses, for working capital and other general corporate purposes.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2021, we did not maintain effective disclosure controls and procedures as of December 31, 2021 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weakness as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 and 2021 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020 and 2021, we and our independent registered public accounting firms respectively identified material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

For the year ended December 31, 2020, the material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

For the year ended December 31, 2021, the following material weaknesses have been identified and are included in management’s assessment: a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and b) we lack accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor.

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

Attestation Report of the Registered Public Accounting Firm

Our auditor has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton and RBSM LLP (“RBSM”), our principal external auditors for the periods indicated below.

	2020(5)	2021
	RMB	RMB	US$
Audit fees(1)	2,372,000	5,575,686	874,947
Audit-related fees(2)	391,500	28,827	4,524
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”
(5)	On August 20, 2021, Grant Thornton has resigned as our independent registered public accounting firm. On August 27, 2021, we engaged RBSM as our independent registered public accounting firm. The fees for 2020 had been already paid to Grant Thornton. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We were notified by Grant Thornton, the China member firm of Grant Thornton International, that, effective from August 20, 2021, Grant Thornton has resigned as our independent registered public accounting firm. Grant Thornton has served as our independent registered public accounting firm since 2016.

The reports of Grant Thornton on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that they contained explanatory paragraphs which noted that there was substantial doubt as to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through August 20, 2021, there have been no (i) disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Grant Thornton would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) other than the material weakness related to the Company’s lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2021.

We have provided Grant Thornton with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Grant Thornton a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Grant Thornton’s letter dated May 2, 2022 is attached as Exhibit 16.1.

On August 27, 2021, we engaged RBSM as its independent registered public accounting firm. The engagement of RBSM has been approved by our audit committee and the board of directors on August 27, 2021.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through August 20, 2021, neither we nor anyone on behalf of us has consulted with RBSM regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that RBSM concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-34238) filed with the Securities and Exchange Commission on December 23, 2021)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.2

Specimen Certificate for Class A ordinary shares of The Registrant (incorporate by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

2.3

Form of Amended and Restated Deposit Agreement among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (file no. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.4	Description of Securities (incorporate by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)
4.1

Ninth Amended and Restated 2004 Stock Option Plan (incorporated herein by reference to Exhibit 8.1 to the registration statement on Form S-8 (File No. 001-259135) filed with the Securities and Exchange Commission on August 27, 2021)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4

Translation of Exclusive Technical Service Agreement dated May 1, 2019 between Shanghai IT and Shanghai Hui Ling (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.5

Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.6

Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.7

Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.8

Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.9

Confidential Settlement Deed dated May 29, 2020 among the Registrant, Splendid Days Limited and other parties named therein (incorporate by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on August 4, 2020)

4.10†

Master Cooperation and Publishing Agreement dated September 18, 2020 between Voodoo and 9City Asia Limited (incorporate by reference to Exhibit 10.16 to our Registration Statement on Form F-1 Amendment No.2 (File No. 333-240331) filed with the Securities and Exchange Commission on September 23, 2020)

Exhibit Number	Description of Document
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

Future Sales and Purchase Agreement dated March 16, 2021 between Bitmain Technologies Limited and NBTC Limited (incorporated by reference to Exhibit 10.15 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.19

Securities Purchase Agreement dated March 17, 2021 between The9 Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.16 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.20

Underwriting Agreement dated March 31, 2021 between The9 Limited and Maxim Group LLC (incorporated by reference to Exhibit 99.1 to Form 6-K (File Number: 001-34238) filed with the Securities and Exchange Commission on April 7, 2021)

4.21

Standby Equity Distribution Agreement dated August 27, 2021 between The9 Limited and YA II PN, LTD. (incorporated by reference to Exhibit 99.1 to Form 6-K (File Number: 001-34238) filed with the Securities and Exchange Commission on August 27, 2021)

4.22*†	Translation of Shanghai Jiucheng Information Technology Co., Ltd. Equity Transfer Agreement dated December 10, 2021 between Zhimin Lin and Qi Wang
4.23*†	Translation of Equity Pledge Agreement dated December 10, 2021 between Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Qi Wang
4.24*†

Translation of Transfer Agreement of Contractual Interests dated December 10, 2021 among Zhimin Lin, Qi Wang, Wei Ji, Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd.

8.1*	List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant
11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Grandall Law Firm
15.3*	Consent of RBSM LLP, independent registered public accounting firm
15.4*	Consent of Grant Thornton, independent registered public accounting firm
16.1*	Letter from Grant Thornton to the Securities and Exchange Committee, dated May 2, 2022
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*Filed with this Form 20-F.

**Furnished with this Form 20-F.

†Portions of this exhibit have been omitted for confidentiality purpose

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The9 Limited

By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: May 2, 2022

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

The9 Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of The9 Limited, its subsidiaries and its consolidated variable interest entities (the “Group”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated May 2, 2022, expressed an adverse opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Group provides computing power services to the mining pools and in exchange for providing such computing power, the Group is entitled to a fractional share of the cryptocurrency award the pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. During the year ended December 31, 2021, the Group recognized net cryptocurrency mining revenue of approximately RMB134.1 million (US$21.0 million). The Group’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

We identified the accounting for and disclosure of cryptocurrency mining revenue recognized as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Group.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding, evaluated the design and operating effectiveness of controls over the Group’s IT environment and key systems that are relevant to the cryptocurrency mining revenue;
●	Performed site visits of the facilities where the Group’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Group and the mining pool operators;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;
●	Compared the Group’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from the public blockchains; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue in the financial statement footnotes.

Evaluation of the Existence and Control of Cryptocurrencies Held

Description of the Matter

As discussed in Notes 2 and 9 to the consolidated financial statements, the Group accounts for its cryptocurrencies as indefinite-lived intangible assets, which have been included in current assets on the consolidated balance sheet. The cryptocurrencies are recorded at cost, net of any impairment losses incurred since acquisition. The Group’s cryptocurrencies as of December 31, 2021 amounted to approximately RMB86.1 million (US$13.5 million).

We identified the evaluation of the existence and control of the cryptocurrencies held as a critical audit matter due to the subjective auditor judgment involved in determining the nature and extent of audit evidence required to address the risks of material misstatement related to the existence and rights and obligations of the cryptocurrencies as the cryptocurrency holdings are stored using the custodial service provided by third parties. Control over cryptocurrencies is provided through private cryptographic keys stored using third-party custodial services.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following:

●	Tested the design and operating effectiveness of certain internal controls over the Group’s cryptocurrency assets process, including a reconciliation control over the comparison of the Group’s records of cryptocurrencies held to the custodial records;
●	Independently and directly verified the balance of the Group’s cryptocurrencies in the custody of third parties, and compared the balance verified to the Group’s record of cryptocurrency holdings;
●	Independently obtained evidence from public blockchains to test the existence of cryptocurrency transactions and balances and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Reviewed and evaluated the custodian contracts, and observed the Group accessing its wallets under custody to conduct transactions and verified the transactions on public blockchains independently; and
●	Evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the cryptocurrencies.

/s/ RBSM LLP

We have served as the Group’s auditor since 2021.

New York, New York
May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

The9 Limited

Adverse Opinion on Internal Control over Financial Reporting

We have audited The9 Limited, its subsidiaries and its consolidated variable interest entities (the “Group”’s) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in management’s assessment: a) the Group failed to maintain and implement controls over its period-end closing and financial reporting process in a timely manner, and b) the Group lacks accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by us. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2021 consolidated financial statements, and this report does not affect our report dated May 2, 2022, on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and our report dated May 2, 2022, expressed an unqualified opinion.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RBSM LLP

We have served as the Group’s auditor since 2021.

New York, New York

May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of The9 Limited and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2020, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.1 to the 2020 consolidated financial statements, the Group has an accumulated deficit of approximately RMB2,992.2 million (US$458.6 million) as of December 31, 2020. These conditions, along with other matters set forth in Note 2.1 of those 2020 consolidated financial statements, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 2.1 of those 2020 consolidated financial statements. The 2020 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ GRANT THORNTON

We have served as the Group’s auditor from 2016 to 2021.

Shanghai, China

March 29, 2021

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Cryptocurrency mining revenue	—	—	134,122,954	21,046,818
Online game services and other revenues	343,077	625,488	1,752,186	274,956
,	343,077	625,488	135,875,140	21,321,774
Sales taxes	(1,582)	—	—	—
Total net revenues	341,495	625,488	135,875,140	21,321,774
Cost of cryptocurrency mining	—	—	(83,449,749)	(13,095,087)
Cost of online game services and other revenues	(1,342,266)	(814,136)	(4,584,754)	(719,447)
Total cost	(1,342,266)	(814,136)	(88,034,503)	(13,814,534)

Gross (loss) profit	(1,000,771)	(188,648)	47,840,637	7,507,240

Operating (expenses) income:
Product development	(13,090,530)	(2,438,095)	(1,917,562)	(300,907)
Sales and marketing	(2,114,519)	(646,492)	(22,039,467)	(3,458,473)
General and administrative	(113,867,000)	(108,747,919)	(293,152,801)	(46,002,072)
Impairment on other long-lived assets	(34,881,000)	(6,515,200)	—	—
Impairment on cryptocurrency	—	—	(50,887,472)	(7,985,355)
Impairment on equipment	—	—	(11,639,246)	(1,826,452)
Impairment on advance and other assets	—	(20,371,500)	—	—
Gain on disposal of subsidiaries	1,206,925	475,588,803	15,015,770	2,356,302
Total operating (expenses) income	(162,746,124)	336,869,597	(364,620,778)	(57,216,957)

Other operating income, net	30,240	27,358	—	—

(Loss) income from operations	(163,716,655)	336,708,307	(316,780,141)	(49,709,717)
Impairment on equity investments	(4,666,128)	(1,172,755)	(7,599,505)	(1,192,528)
(Impairment) gain on other investments	(3,791,039)	(18,000,000)	17,245,513	2,706,198
Impairment on other advances	(5,980,788)	—	—	—
Interest income	18,576	429,732	—	—
Interest expense	(34,501,556)	(4,070,179)	(119,174,037)	(18,701,007)
Fair value change on warrants liability	1,292,244	37,851	—	—
Gain from change in fair value of convertible feature derivative liability	—	—	62,246,860	9,767,891
Gain on disposal of equity investee and available-for-sale investments	694,628	174,295	—	—
Gain on disposal of other investments	13,430,588	2,818,643	—	—
Gain on extinguishment of convertible notes	—	56,755,902	—	—
Gain on waiver of interest-free loan	—	35,397,500	—	—
Foreign exchange loss	(5,474,002)	(8,319,669)	(6,449,136)	(1,012,010)
Other(expenses) income, net	9,372,652	2,005,143	(44,589,670)	(6,997,093)
(Loss) income before income tax expense and share of loss in equity method investments	(193,321,480)	402,764,770	(415,100,116)	(65,138,266)
Income tax expense	—	(7,165,097)	—	—
Share of loss in equity method investments	(2,847,260)	(2,165,935)	(1,725,152)	(270,714)
Net (loss) income	(196,168,740)	393,433,738	(416,825,268)	(65,408,980)
Net loss attributable to noncontrolling interest	(13,517,983)	(3,259,528)	(5,590,513)	(877,273)
Net loss attributable to redeemable noncontrolling interest	(4,855,589)	(1,190,122)	—	—
Net (loss) income attributable to The9 Limited	(177,795,168)	397,883,388	(411,234,755)	(64,531,707)
Change in redemption value of redeemable noncontrolling interest	(12,827,598)	(1,190,122)	—	—
Net (loss) income attributable to holders of ordinary shares	(190,622,766)	396,693,266	(411,234,755)	(64,531,707)

Other comprehensive (loss) income, net of tax:
Currency translation adjustments	(793,531)	3,516,774	3,984,443	625,246
Total comprehensive (loss) income	(196,962,271)	396,950,512	(412,840,825)	(64,783,734)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive (loss) income attributable to:
Noncontrolling interest	(19,738,118)	13,157,497	(5,590,513)	(877,273)
Redeemable noncontrolling interest	(4,855,589)	(1,190,122)	—	—
The9 Limited	(172,368,564)	384,983,137	(407,250,312)	(63,906,461)

Net (loss) income per share attributable to holders of ordinary shares:
- Basic and diluted	(1.79)	2.42	(0.83)	(0.13)

Weighted average number of shares outstanding:
- Basic and diluted	106,407,008	163,599,920	495,304,894	495,304,894

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	31,696,237	428,420,773	67,228,568
Short term investment	—	800,000	125,538
Accounts receivable, net of allowance for doubtful accounts of RMB233,213 and RMB552,542 as of December 31, 2020 and 2021, respectively	2,981	3,682,282	577,830
Advances to suppliers	27,725	2,781,139	436,421
Prepayments and other current assets, net of allowance for doubtful accounts of RMB6,619,312 and RMB5,655,941 as of December 31, 2020 and 2021, respectively	9,855,467	528,109,288	82,871,872
Amounts due from related parties	732,705	599,574	94,086
Intangible assets - cryptocurrencies, net	—	86,118,349	13,513,848
Total current assets	42,315,115	1,050,511,405	164,848,163

Investments	—	73,915,119	11,598,895
Property, equipment and software, net	977,102	172,980,284	27,144,382
Operating lease right-of-use assets, net	5,149,090	6,363,724	998,607
Other long-lived assets, net	—	6,547,843	1,027,499

TOTAL ASSETS	48,441,307	1,310,318,375	205,617,546

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Group of RMB5,133,008 and RMB9,186,474 as of December 31, 2020 and 2021, respectively)	35,597,417	39,895,562	6,260,484
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to the Group of RMB1,416,209 and RMB1,407,802 as of December 31, 2020 and 2021, respectively)	1,293,423	1,508,277	236,682
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Group of RMB15,005,074 and RMB 18,296,128as of December 31, 2020 and 2021, respectively)	38,011,992	18,984,340	2,979,057
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of RMB52,987,306 and RMB46,608,736 as of December 31, 2020 and 2021, respectively)	30,258,237	23,790,959	3,733,321
Refund of game points (including refund of game points of the consolidated VIEs without recourse to the Group of RMB169,998,682 as of both December 31, 2020 and 2021)	169,998,682	169,998,682	26,676,504
Warrants (including warrants of consolidated VIEs without recourse to the Group of nil as of both December 31, 2020 and 2021)	1,854,957	—	—
Convertible notes (including convertible notes of cnsolidated VIEs without recourse to the Group of nil as of both December 31, 2020 and 2021)	—	92,848,377	14,569,936
Conversion feature derivative liability		51,825,629	8,132,572
Interest payable (including interest payable of consolidated VIEs without recourse to the Group of nil as of both December 31, 2020 and 2021)	—	937,328	147,087
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB62,130,247 and RMB35,719,940 as of December 31, 2020 and 2021, respectively)	83,570,873	140,199,581	22,000,373
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of RMB18,287 and RMB574,607 as of December 31, 2020 and 2021, respectively)	3,787,210	4,306,738	675,821

Total current liabilities	364,372,791	544,295,473	85,411,837
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIEs without recourse to the Group of nil and 370,877 as of December 31, 2020 and 2021, respectively)	2,464,495	2,567,342	402,872
TOTAL LIABILITIES	366,837,286	546,862,815	85,814,709

Commitments and contingencies (Note 25)

Redeemable noncontrolling interest (Note 23)	349,046,548	—	—

EQUITY (DEFICIT):
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 247,090,351 and 677,781,251 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	17,197,060	45,233,784	7,098,168
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 12,942,011 and 13,607,334 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	900,741	943,789	148,101
Additional paid-in capital	2,695,763,016	4,139,122,755	649,518,682
Statutory reserves	7,326,560	7,326,560	1,149,697
Accumulated other comprehensive loss	(16,678,203)	(12,693,760)	(1,991,928)
Accumulated deficit	(2,992,227,421)	(3,403,462,176)	(534,077,484)
The9 Limited shareholders’ equity (deficit)	(287,718,247)	776,470,952	121,845,236
Noncontrolling interest	(379,724,280)	(13,015,392)	(2,042,399)

Total (deficit) equity	(667,442,527)	763,455,560	119,802,837

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND (DEFICIT) EQUITY	48,441,307	1,310,318,375	205,617,546

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2019

					Accumulated other		Equity (deficit)		Total
			Additional	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	equity
	Ordinary shares		paid-in capital	reserves	(loss) income	deficit	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	91,315,465	6,502,658	2,496,069,065	28,071,982	(9,204,556)	(3,233,061,063)	(711,621,914)	(373,188,952)	(1,084,810,866)
Net loss	—	—	—	—	—	(177,795,168)	(177,795,168)	(13,517,983)	(191,313,151)
Currency translation adjustments	—	—	—	—	5,426,604	—	5,426,604	(6,220,135)	(793,531)
Share-based compensation	6,169,335	425,593	21,279,647	—	—	—	21,705,240	45,293	21,750,533
Change in redemption value of redeemable noncontrolling interest	—	—	(12,827,598)	—	—	—	(12,827,598)	—	(12,827,598)
Issuance of shares	15,444,882	1,041,557	35,031,364	—	—	—	36,072,921	—	36,072,921
Balance as of December 31, 2019	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2020 (Continued)

					Accumulated		Equity
			Additional		other	Accumulated	(deficit)		Total
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)
Net income (loss)	—	—	—	—	—	397,883,388	397,883,388	(3,259,528)	394,623,860
Currency translation adjustments	—	—	—	—	(12,900,251)	—	(12,900,251)	16,417,025	3,516,774
Change in redemption value of redeemable noncontrolling interest	—	—	(1,190,122)	—	—	—	(1,190,122)	—	(1,190,122)
Share-based compensation	35,100,000	2,412,325	52,644,101	—	—	—	55,056,426	—	55,056,426
Issuance of ordinary shares and warrants, net of issuance costs of RMB7,849,390	112,002,660	7,715,668	104,650,533	—	—	—	112,366,201	—	112,366,201
Equity on conversion option of convertible notes	—	—	106,026	—	—	—	106,026	—	106,026
Reversal of statutory reserves due to disposal of certain subsidiaries	—	—	—	(20,745,422)	—	20,745,422	—	—	—
Balance as of December 31, 2020	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

					Accumulated		Equity
			Additional		other		(deficit)		Total
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	(deficit) earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)
Net income (loss)	—	—	—	—	—	(411,234,755)	(411,234,755)	(5,590,513)	(416,825,268)
Currency translation adjustments	—	—	—	—	3,984,443	—	3,984,443	—	3,984,443
Consolidated subsidiary	—	—	—	—	—	—	—	795,063	795,063
Share-based compensation	83,661,205	5,392,416	144,774,065	—	—	—	150,166,481	—	150,166,481
Issuance of ordinary shares	176,968,248	11,555,004	997,389,251	—	—	—	1,008,944,255	—	1,008,944,255
Purchase of equipment	50,258,970	3,302,261	140,914,432	—	—	—	144,216,693	—	144,216,693
Issuance of convertible debt	14,777,050	957,128	25,801,328	—	—	—	26,758,456	—	26,758,456
Conversion of convertible debt into ordinary shares	21,618,840	1,383,990	45,335,212	—	—	—	46,719,202	—	46,719,202
Exercise of warrants	84,071,910	5,488,973	60,837,127	—	—	—	66,326,100	—	66,326,100
Disposal of Red 5	—	—	28,308,324	—	—	—	28,308,324	371,504,338	399,812,662
Balance as of December 31, 2021	691,388,585	46,177,573	4,139,122,755	7,326,560	(12,693,760)	(3,403,462,176)	776,470,952	(13,015,392)	763,455,560
Balance as of December 31, 2021 (US$except share data, Note 3)	691,388,585	7,246,269	649,518,682	1,149,697	(1,991,928)	(534,077,484)	121,845,236	(2,042,399)	119,802,837

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	(196,168,740)	393,433,738	(416,825,268)	(65,408,980)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Gain on disposal of property, equipment and software	(2,153,158)	(29,793)	(3,908,778)	(613,373)
Gain on disposal of subsidiaries	(1,206,925)	(475,588,803)	(15,015,770)	(2,356,302)
Gain on disposal of other investments	(13,430,588)	(2,818,643)	—	—
Share-based compensation expenses	21,750,533	55,056,426	150,166,481	23,564,398
Impairment on equity investments	4,666,128	1,172,755	7,599,505	1,192,528
Impairment (gain) on other investments	3,791,039	18,000,000	(17,245,513)	(2,706,198)
Impairment on other long-lived assets	34,881,000	6,515,200	—	—
Impairment loss of equipment, intangible assets	—	—	11,639,246	1,826,452
Impairment of cryptocurrencies	—	—	50,887,472	7,985,355
Provision for doubtful accounts receivable	169,416	103,501	320,729	50,329
Impairment on advances to suppliers	—	20,699,885	—	—
Impairment on other advances	5,980,787	—	—	—
Provision for doubtful other receivables	—	2,244,446	298,221	46,797
Consulting fees paid by issuance of shares	35,091,686	6,781,815	—	—
Gain on extinguishment of convertible notes	—	(56,755,902)	—	—
Gain from change in fair value of conversion feature derivative liability	—	—	(62,246,860)	(9,767,891)
Depreciation and amortization of property, equipment and software	2,778,778	447,782	47,435,448	7,443,657
Amortization of land use right	1,440,682	—	—	—
Share of loss in equity method investments	2,847,260	2,165,935	1,725,152	270,714
Gain on disposal of investment in equity investee and available-for-sales investment	(694,628)	(174,295)	—	—
Foreign currency exchange loss	5,474,002	8,319,669	6,449,136	1,012,010
Fair value change on warrant liability	(1,292,244)	(37,851)	—	—
Exchange rate change on convertible notes face value			(2,296,722)	(360,406)
Amortization of discount and interest on convertible notes	33,154,191	2,923,316	120,626,467	18,928,925
Gain on waiver of interest-free loan	—	(35,397,500)	—	—
Payment of issuance cost by issuance of shares	—	455,658	—	—
Royalty fee paid by issuance of shares	—	—	1,188,828	186,553
Non-cash lease expense	409,048	699,733	3,893,019	610,900
Changes in operating assets and liabilities:
Change in accounts receivable	313,044	3,955	(13,628,485)	(2,138,607)
Change in advances to suppliers	(1,419,353)	(19,575,974)	(2,753,414)	(432,071)
Change in prepayments and other current assets	(6,628,897)	(2,877,084)	(537,076,522)	(84,279,025)
Change in right-of-use assets	(9,666,652)	3,408,781	—	—
Change in accounts payable	246,764	(2,635,008)	38,799,942	6,088,558
Change in amounts due to related parties	3,144,106	(1,550,100)	44,543	6,990
Change in other taxes payable	(491,112)	89,779	(2,833,161)	(444,585)
Change in advances from customers	(15,887)	(1,515,786)	3,174,181	498,098
Change in deferred revenue	(159,125)	—	—	—
Change in interest payable	1,457,811	(5,371,931)	937,328	147,087
Change in accrued expenses and other current liabilities	11,896,337	(21,039,288)	60,345,979	9,469,601
Change in lease liabilities	9,659,375	(3,407,670)	(4,485,278)	(703,838)
Change in intangible assets - cryptocurrencies	—	—	(114,904,483)	(18,031,021)
Net cash used in operating activities	(54,175,322)	(106,253,254)	(687,688,577)	(107,913,345)
Cash flows from investing activities
Proceeds from disposal of subsidiaries	—	443,939,997	—	—
Proceeds from disposal of assets and liabilities classified as held-for-sale	49,300,000	—	—	—
Proceeds from disposal of other investments	37,026,498	—	—	—
Proceeds from disposal of equity investee and available-for-sale investments	694,628	—	—	—
Proceeds from disposal of property, equipment and software	2,648,259	183,003	11,725,873	1,840,045
Proceeds from tokens transferred	6,887,915	—	—	—
Refund from subscribed tokens	—	5,838,471	—	—
Purchase of equity method investments	—	(3,338,690)	(13,934,157)	(2,186,573)
Purchase of other investments	—	(8,000,000)	(46,611,013)	(7,314,285)
Deposit for joint venture arrangement	(34,881,000)	—	—	—
Decrease in cash and cash equivalents on disposal of subsidiaries	—	—	(239,182)	(37,533)
Purchase of property, equipment and software	(796,921)	(359,573)	(75,621,008)	(11,866,586)
Purchase of intangible assets	—	—	(16,403,586)	(2,574,081)
Net cash (used in) provided by investing activities	60,879,379	438,263,208	(141,083,073)	(22,139,013)
Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	—	47,430,195	1,011,476,118	158,722,675
Proceeds from warrants exercises	—	—	64,471,143	10,116,929
Proceeds from the issuance of convertible note	—	3,358,369	161,588,128	25,356,703
Loans from a related party	16,065,376	—	—	—
Repayment of loans to a related party	(10,023,576)	(42,545,136)	(6,378,690)	(1,000,956)
Proceeds from other loans	34,881,000	—	—	—
ADS issuance fee	—	—	(3,720,691)	(583,858)
Payment for financial products	—	—	(800,000)	(125,537)
Repayments of convertible notes	—	(318,929,623)	—	—
Net cash (used in) provided by financing activities	40,922,800	(310,686,195)	1,226,636,008	192,485,956

Effect of foreign exchange rate changes on cash and cash equivalents	1,257,310	259,337	(1,139,822)	(178,862)
Cash reclassified as held for sale	(43,027,475)	—	—	—
Net change in cash and cash equivalents	5,856,692	21,583,096	396,724,536	62,254,736
Cash and cash equivalents, beginning of year	4,256,449	10,113,141	31,696,237	4,973,832
Cash and cash equivalents, end of year	10,113,141	31,696,237	428,420,773	67,228,568

Supplemental disclosure of cash flow information:

Interest paid	—	47,695,297	—	—
Income taxes paid	—	7,165,097	—	—

Non-cash investing and financing activities

Shares issued for equity investments and other investments	236,667	—	—	—
Cash paid for amounts included in the measurement of operating lease liabilities	1,271,769	2,842,464	4,813,050	755,273
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	5,107,653	801,502
Share issued for purchase of Bitcoin mining machine	—	—	144,216,693	22,630,746
Share issued for repayments of convertible notes	—	—	46,719,202	7,331,262
Conversion of warrant payable	—	—	1,854,957	291,083

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entities (“VIE subsidiaries” or “VIEs”), (collectively referred to as the “Group”). The Company or The9 Limited, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group”, or where appropriate, the terms the “ Group”,”we”,”our”, or “us” also referred to The9 or the Company and its subsidiaries and the consolidated VIE as a whole.

The Group had been operating an online game business before the Group’s listing until this year, the Group has turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR.

The Company’s principal subsidiaries and VIEs are as follows as of December 31, 2021:

	Date of	Place of	Legal
Name of Entity	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. ("GameNow Hong Kon")	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. ("Jiu Tuo")	July-2007	PRC	100%
China Crown Technology Ltd. ("China Crown Technology")	November‑2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November‑2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January‑2008	Hong Kong	100%
The9 Interactive, Inc. (“The9 Interactive”)	June‑2010	USA	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
City Channel Ltd. (“City Channel”)	June‑2006	Hong Kong	100%
NFTStar Singapore Pte. Ltd. (“NFTStar Singapore”)	August-2021	Singapore	100%
NFTSTAR US Inc. (“NFTSTAR US”)	August-2021	USA	100%
NFTSTAR LTD.UK (“NFTSTAR UK”)	July-2021	UK	100%
NFTSTAR Hong Kong LTD. (“NFTSTAR Hong Kong”)	August-2021	Hong Kong	100%
STARNFT HONG KONG LIMITED (“STARNFT Hong Kong”)	October-2021	Hong Kong	100%
Nswap Singapore Pte. Ltd. (“Nswap Singapore”)	May-2021	Singapore	100%
Montcrypto Limited (“Montcrypto”)	February-2021	Canada	61%
Terry First Limited (“Terry First”)	June-2021	UK	100%
System Run Limited (“System Run”)	September-2021	Cayman Islands	100%
Lucky Pure Limited (“Lucky Pure”)	September-2021	Cayman Islands	100%
Vast Ocean International Limited(“Vast Ocean”)	April-2021	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. ("Bet 111")	January -2019	Malta	90%
Coin Exchange Ltd ("Coin")	January -2019	Malta	90%
The9 EV Limited ("The9 EV")	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited ("FF The9")	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co.Ltd. ("Huiling")	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. ("Leixian")	March-2019	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Hangzhou Niuxin Technology Co., Ltd. (“Niuxin”)	August-2021	PRC	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) (Note 4)	September‑2000	PRC	N/A

Subsidiaries and VIEs of Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entity	Registration	Registration	by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	0%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November‑2007	Hong Kong	100%
Shanghai Jiuciyuan Computer Co., Ltd. (“Jiuciyuan”)	July-2021	PRC	60%
Shanghai Big data culture media Co., Ltd(“Big data”)	April-2007	PRC	51.80%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

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

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5. After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controls a majority of Board of Director seats and has continuously funded to the operation of Red 5, the Group still retained effective control over Red 5 and Red 5 remained as a consolidated entity of the Group as of June 29, 2021. On June 29, 2021, two directors appointed by the Group resigned from Red 5 and the Group confirm will not assign new directors to Red 5 in the future. The Group lose control of Red 5 and no longer consolidate of Red 5 as of December 31, 2021.

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

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, The9 Interactive, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd. Nswapr Singapore Pte. Ltd., The 9 Singapore Pte. Ltd and MONTCRYPTO LTD. is the RMB. The functional currency of The9 Interactive, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd. Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, is the United States dollar (“US$” or “U.S. dollar”). The functional currency of MONTCRYPTO LTD. is CAD. Assets and liabilities of The9 Interactive, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd. Nswapr Singapore Pte. Ltd.,The 9 Singapore Pte. Ltd. and MONTCRYPTO LTD. are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated statements of changes in equity for the years presented.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2020 and 2021, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2020 and 2021 are amounts denominated in U.S. dollar totaling US$4.6 million and US$67.2 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB1.1 million and RMB19.7 million (US$3.1 million) as of December 31, 2020 and 2021, respectively.

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses. The Group provided an allowance for doubtful accounts of RMB0.2 million, RMB2.3 million and RMB 0.6million (US$0.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group has written-off an amount of RMB3.2 million, RMB2.1 million and RMB1.3 million (US$0.2 million) for the years ended December 31,2019, 2020 and 2021, respectively.

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

<8> Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Shorter of respective lease term or estimated useful life

Computer and equipment	26 months to 4 years

Software	5 years

Office furniture and fixtures	3 years

Motor vehicles	5 years

Office buildings	10 to 20 years

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no office buildings as of December 31, 2021.

Management has assessed the basis of depreciation of the Group’s Crypto-currency Machines used to verify digital currency transactions and generate digital currencies and believes they should be depreciated over a 3 year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

●the complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software;
●the general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and
●technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimates as and when data comes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

<9> Assets held for sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Long-lived assets to be sold are classified as held for sale if all the recognition criteria in ASC 360-10-45-9 are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset;

●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;
●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;
●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;
●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no land use rights as of both December 31, 2020 and 2021.

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

<12> Revenue recognition

The Group recognizes revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. The Group does not believe that significant management judgments are involved in revenue recognition. Under ASC 606, Revenue from contracts with customers, the core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Majority of the Group’s cryptocurrency mining revenues was Bitcoin. The Group generates our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration the Group receives is noncash consideration, which the Group measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we receive confirmation of the consideration, at which time revenue is recognized.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Other than Bitcoins, the Group is also engaged in the mining of Chia and Filecoins. The Group generates Chia and Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, The Group is entitled to receive a fractional share of the Chia and Filecoins awards from the main networks.

For Chia mining, the fact patterns of the mining are the same as Bitcoins, except that since the overall Chia network and much smaller and less established compared with Bitcoins, there is no daily confirmation of the consideration of Chia to be received. Instead the Chia network will reward The9 and deliver Chia to The9’s wallet in approximately weekly basis. The9 recognizes Chia mining revenue and the intangible assets at fair value on the date The9 receives Chia awards.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, the Group does not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group does not recognized any Filecoin mining revenue before the Group starts to own the Filecoins being mined. Only when the Group starts to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule), the Group will start to recognize Filecoin mining revenue at fair value on the date the Group receives and own the Filecoin awards.

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

Contract liability related to unsatisfied performance obligations at the end of the period primarily consists of fees received from game players for online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Of the deferred revenue balance at the beginning of the period, revenue of nil was recognized during the years ended December 31, 2020 and 2021, respectively.

<13> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<14> Convertible notes

Convertible Notes and Beneficial Conversion Feature (“BCF”)

The Group evaluates its convertible debt, options, warrants or other contracts, if any, to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with Accounting Standards Codification Topic 815, Accounting for Derivative Instruments and Hedging Activities (“ASC 815”) as well as related interpretations of this standard and Accounting Standards Update 2020-06, which was adopted by the Group effective January 1, 2021. The Group recognizes derivative instruments as either assets or liabilities in the balance sheet and are measured at fair values with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and are recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The result of this accounting treatment is that the fair value of the derivative instrument is marked-to-market each balance sheet date and with the change in fair value recognized in the statement of operations as other income or expense.

Upon conversion, exercise or cancellation of a derivative instrument, the instrument is marked to fair value at the date of conversion, exercise or cancellation than that the related fair value is removed from the books. Gains or losses on debt extinguishment are recognized in the statement of operations upon conversion, exercise or cancellation of a derivative instrument after any shares issued in such a transaction are recorded at market value. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Instruments that become a derivative after inception are recognized as a derivative on the date they become a derivative with the offsetting entry recorded in earnings.

The Group determines the fair value of derivative instruments and hybrid instruments, considering all of the rights and obligations of each instrument, based on available market data using the Black-Scholes model, adjusted for the effect of dilution, because it embodies all of the requisite assumptions (including trading volatility, estimated terms, and risk-free rates) necessary to fair value these instruments. For instruments in default with no remaining time to maturity the Group uses a one-year term for their years to maturity estimate unless a sooner conversion date can be estimated or is known. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques (such as Black-Scholes model) are highly volatile and sensitive to changes in the trading market price of our common stock.

ASU 2020-06 changed the accounting for convertible instruments. It requires convertible debt instruments to be accounted for under one of the following three models: embedded derivative, substantial premium, or no proceeds allocated (traditional debt) models. It eliminated the cash conversion and beneficial conversion feature models.

<15>Warrants

The Group account for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Group classify warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. For those warrants classified as equity, there is no remeasurement to the warrants after initial recognition. For those warrants classified as liability, the proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. The warrants are initially recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

<16> Cost of revenues

Cost of revenues consists primarily of electricity of cryptocurrency mining, fee deducted by the mining pools, online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

<17> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2019, 2020 and 2021, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

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

<18> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 0.2 million, RMB0.1 million and RMB20.0 million (US$3.5 million) for the years ended December 31, 2019, 2020 and 2021, respectively, were expensed as incurred.

<19> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB1.2 million, RMB0.1 million and RMB 0.1 million (US$0.02 million) for the years ended December 31, 2019, 2020 and 2021, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

<20> Share-based compensation

The Group has granted share-based compensation awards to certain employees under several equity plans. The Group measures the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. The Group recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, the Group uses graded vesting over the longer of the derived service period or when the performance condition is considered probable. The Company determines the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by private subsidiaries of the Group, the fair value of shares is estimated based on the equity value of the subsidiary. The Group evaluates the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, the Group adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting (“ASU 2018-07”) to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

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

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. Since February 2021, we started our cryptocurrency mining business in China. Since this is a new industry in China, there is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. As of December 31, 2021, we have not sold any cryptocurrency mined for fiat. As such, we believe that it is more-likely-than-not such mining revenue is not taxable before sold for fiat upon audit by the relevant tax authority. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

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

<26> Segment reporting

The Group has one operating segment whose business is crypto mining business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in Greater China and other areas.

<27> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

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

<29> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts receivable, accounts payable, warrants, convertible notes and short-term borrowings. The carrying value of the Group’s cash and cash equivalents, short-term investments, accounts receivable, accounts payable, convertible notes and short-term borrowings approximate their market values due to the short-term nature of these instruments.

<30> Deconsolidation of subsidiary

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

<31> Recent accounting pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

Recent Adopted Accounting Pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. We do not expect the adoption of this standard will have material impact on the Group’s consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, The9 Interactive, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 6.3726, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2021. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

The aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

●	The VIEs or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources, or otherwise restrict the VIEs or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIEs or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.
●	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	It may be difficult to finance the VIEs by means of loans or capital contributions. Loans from The9 Limited to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIEs are domestic PRC enterprises owned by nominee shareholders, thus the Group is not likely to finance activities of the VIEs by means of direct capital contributions.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			(Note 3)
Total assets	10,357,329	28,596,733	4,487,451
Total liabilities	313,608,879	282,163,247	44,277,571

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	182,119	625,488	1,278,918	200,690
Net loss	(51,667,515)	(52,410,094)	(23,621,808)	(3,706,777)

The VIEs contributed an aggregate of 53.3%, 100.0% and 0.9% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As of the fiscal years ended December 31, 2020 and 2021, the VIEs accounted for an aggregate of 21.4% and 2.2%, respectively, of the consolidated total assets, and 85.5% and 51.6%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 21 for disclosure of restricted net assets.

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Other	27,725	2,781,139	436,421
	27,725	2,781,139	436,421

On February 6, 2018, the Group entered into an agreement with a third-party company to subscribe to a total of 5,297,157 tokens for digital assets at a consideration of US$2.0 million and the Group has paid a total of RMB2.1 million (US$0.3 million) for the advance administrative expenses. In July 2019, the Group received an advance of RMB6.9 million (US$1.1 million) from another third-party to transfer approximately 2,222,222 tokens. The Group has provided an impairment loss of RMB6.0 million (US$0.9 million) during the year ended December 31, 2019. In May 2020, the Group received a letter from the token issuer that due to the inability to deliver tokens as scheduled and the issuer had terminated the purchase agreement on April 30, 2020. Upon termination, the issuer is to refund to the participant the net amount and the Group has received a refund of US$0.8 million in July 2020 for the remaining 3,075,035 subscribed tokens. The transfer of tokens to a third-party to transfer of approximately 2,222,222 tokens was completed on the termination date of the purchase agreement. The Group has recognized a gain of RMB2.8 million (US$0.4 million) from the disposal and refund transactions to the subscribed tokens in 2020.

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

The Group has obtained financing for the early phase development of CrossFire New Mobile Game from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2020, the Group had paid RMB7.5 million (US$1.2 million) as the financing fee of the total funds raised and to be raised amounting to RMB157.5 million (US$24.7 million). According to the agreement, the Group paid the total financing fee of RMB7.5 million (US$1.2 million) upon receipt of the first payment in October 2016 (see Note 12). Due to unforeseen circumstances, the Group is not planning to finance the remaining RMB100.0 million (US$15.7 million) and due to non-recovery of the advance financing fee, the Group has fully impaired the advance financing fee in 2018.

In total, the Group recorded impairment charges relating to the advances to suppliers and other advances of RMB6.0 million, RMB20.7 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Employee advances	2,292,700	1,294,840	203,189
Input VAT recoverable	1,780,484	2,310,475	362,564
Prepayments and deposits	1,551,118	465,073,710	72,980,215
Receivable in relating to disposal of a subsidiary	—	55,251,240	8,670,125
Other receivables, net of allowance for doubtful accounts of RMB6,619,312 and RMB5,655,941, as of December 31, 2020 and 2021, respectively	4,231,165	4,179,023	655,779
	9,855,467	528,109,288	82,871,872

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of December 31,2021, the group prepaid RMB 346.5 million (US$54.4 million).

In August 2021, we formally stepped into the NFT business. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31,2021, The total sum prepaid amount under license agreements is RMB 98.2 millon (US$15.4 million), the Group still has payment commitment amounting to US$ 44.8 million as of December 31,2021.

7. INVESTMENTS

The Group’s investments comprise the following:

				Share
				ownership as of
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021
	RMB	RMB	US$
			( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	—	—	—	5.00%
Skychain Technologies Inc. (“Skychain”) <1>	—	4,609,500	723,331	15.11%
Maxline Holdings Limited (“Maxline”)	—	—	—	29.00%
Nanyang Herbs Pte. Ltd. (“Nanyang Herbs”) <2>	—	—	—	50.00%
Leading Choice Holdings Limited (“Leading Choice”) <9>	—	—	—	0%

Investments accounted for under cost method:	—	—	—
Smartposting Co, Ltd. (“Smartposting”)	—	—	—	14.55%
Beijing Ti Knight Network Technology Co., Ltd. (“Beijing Ti Knight”)	—	—	—	9.90%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	—	—	—	19.20%
Dragonfly Ventures II, L.P. (“Dragonfly”)<3>	—	19,519,950	3,063,106	1.19%
Redblock Inc. (“Redblock”) <4>	—	1,942,860	304,877	1.00%
Plutux Limited (“Plutux”)	—	—	—	8.00%
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”)	—	—	—	9.90%
Shangdong Shanyeyunye Culture Co., Ltd. (“Shanyeyunye”) <10>	—	—	—	10.00%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <11>	—	—	—	9.09%
Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”) <6>	—	6,000,000	941,531	12.76%
Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”) <7>	—	2,000,000	313,844	4.00%
Skychain Technologies Inc. (“Skychain”) <1>	—	10,653,015	1,670,121	15.11%
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <12>	—	—	—	1.28%

Investments accounted for under readily determinable fair values
SMI Vantage(“SMI”) <5>	—	14,850,376	2,330,348	12.6%
FF Intelligent Mobility Global Holdings Ltd. (“FF Intelligent”) <8>	—	14,349,418	2,251,737	*
Total	—	73,915,119	11,598,895

*Less than 1%

<1> Skychain

In April 2021, the Group signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. Upon the completion of construction, we plan to deploy our cryptocurrency mining machines there. The Group invested RMB10.6 million (US$1.7 million) to get 15.11% of shares and RMB10.6 million (US$1.7 million) to get the Debentures of Skychain, the Debentures shall mature on the fourth anniversary of the closing date，the Group have an option to extend maturity for additional 12 months, and the Debentures bear interest at a rate of 1% per annum. The Group recorded share of loss of RMB1.7 million (US$0.3 million) and impairment of loss of RMB 4.3 million (US$0.7 million) for the year ended December 31, 2021.

<2> Nanyang Herbs

In February 2020, the Group entrusted a nominee to hold trust shares of 50% in Nanyang Herbs and the nominee is to exercise rights in accordance with the instruction of the Group. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. The Group has invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020 and amount of RMB3.3 million (US$0.5 million) in 2021. Because of the uncertainty of medical research projects, the Group incurred loss of RMB 3.3 million (US$0.5 million) for the year ended December 31, 2020. Also, the Group incurred another loss of RMB 3.3 million (US $0.5 million) for the ended December 31, 2021.

<3> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB19.5 million (US$3.0 million) in 2021.

<4> Redblock

In July 2021, the Group entered into an investment agreement with Redblock Inc. (“Redblock “). The Group invested RMB1.9 million (US$0.3 million) in 2021.

<5> SMI

In June 2021, the Group entered into a subscription agreement with SMI Vantage (“SMI”), which we paid RMB 1.6 million (US$0.25 million) to subscribe shares and options of SMI. In August 2021 we exercised the options, and paid RMB 4.9 million (US$0.77 million) to obtain additional shares. The Group recorded an investment income of RMB 8.3 million (US$1.3 million) for the year ended December 31, 2021.

<6> Shanghai Lingjun

In August 2021, the Group enterd into an agreement with Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”). The Group invested RMB6.0 million (US$0.9 million) in Shanghai Lingjun for an equity interest of 12.76%.

<7> Hangzhou Lianfang

In August 2021, the Group entered into an investment agreement with Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”). The Group invested RMB2.0 million (US$0.3 million) in Hangzhou Lianfang for an equity interest of 4.00%.

<8> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. The prepaid deposit for joint venture was fully impaired in 2019 as the actual progress of the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil. On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of RMB 37.7 million (US$ 5.9 million), The Group recognized a loss on change in investment of RMB 23.4 million (US$ 3.7 million) based on its fair value as of December 31, 2021. As the result, the Group recognized a net gain of RMB 14.3 million (US$ 2.2 million) for the year end December 31, 2021

<9>Leading Choice

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

<10>Shanyeyunye

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

<11>BeijingNaonao

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

<12> SIVA

In 2020, the Group considered to dispose its investment in SIVA and has performed an impairment assessment to consider the recoverable amount of the investment. The Group recorded an impairment loss of RMB10.0 million (US$1.6 million) for the year ended December 31, 2020.

For the investments in equity, the Group has recorded share of loss of RMB2.8 million, RMB2.2 million and RMB1.7 million (US$0.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

In total, the Group recorded impairment charges relating to its investments in equity and other of RMB8.5 million, RMB19.2 million and RMB3.3 million (US$0.5 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Computers and equipment	4,989,121	215,468,985	33,811,787
Office furniture and fixtures	1,720,139	1,738,419	272,796
Motor vehicles	4,376,821	3,982,228	624,898
Software	10,511,865	10,524,000	1,651,445
Less: accumulated depreciation and amortization	(20,620,844)	(58,733,348)	(9,216,544)
Net book value	977,102	172,980,284	27,144,382

Depreciation and amortization charges for the years ended December 31, 2019, 2020 and 2021 amounting to RMB2.8 million, RMB0.4 million and RMB47.4 million (US$7.4 million), respectively. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB2.2 million, RMB0.03 million, RMB3.9 million (US$0.6 million), as other income, net for the years ended December 31, 2019, 2020 and 2021.

9. INTANGIBLE ASSETS- CRYPTOCURRENCIES

The Group’s intangible assets - cryptocurrencies comprise the following:

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Bitcoins (BTC) <1>	—	128,581,349	20,177,220
Tether (USDT) <3>	—	8,424,472	1,321,983
Less: Impairment of cryptocurrencies	—	(50,887,472)	(7,985,355)

Total	—	86,118,349	13,513,848

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and the Group received the consideration, at which time revenue and intangible assets are recognized. As of December 31, 2021, the Group owned 393 Bitcoins.

To ensure the safety of the Group’s Bitcoins, the Group keeps 200 of its Bitocoins in Coinbase Custody and the remaining in the Group’s Bitcoin electronic wallet. The wallet was designated to have a dedicated multi-signature system. More than half of the signatories’ approval is required for transferring Bitcoins out from the wallet. Six management level employees of The9 were assigned as the signatories. Each signatory holds an electronic private key, or password. In order to ensure the password will not be forgotten or lost by the signatory, each password was kept in a safe box at a bank. The safe boxes were opened under the names of two wholly-owned subsidiaries of the Company.

<2> Chia (XCH)

Since June 2021, the Group also started the mining of Chia. The Group generates Chia mining revenues through provision of computing storage space to the main networks. In exchange for that, the Group is entitled to receive a fractional share of the Chia awards from the main networks. The Group recognizes Chia mining revenue and the intangible assets at fair value on the date the Group received the Chia awards. The Group received 3,113 Chia coins in total in 2021. As of December 31, 2021, all the Chia that the Group owned have been converted into 547,966 USDT.

<3> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore the Group uses US$ to purchase USDT from time to time. As of December 31, 2021, the Group owned 1,321,341 USDT.

Among these intangible assets, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will reward the miners by Filecoin awards. As such, the Group cooperated with a third-party company where the Group contributes mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of December 31, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of December 31, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue yet as of December 31, 2021. When the Group starts to own the Filecoins being mined, the Group will start to recognize Filecoin mining revenue and the intangible assets at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were release from the pledge in September 2021 and only 70 Bitcoins were still under pledge.

The useful life of a digital asset is indefinite, thus it shall not be amortized but should be tested for impairment on annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

10. LEASES

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

Operating lease costs are recognized on a straight-line basis over the lease term. The prepaid rental expense recorded in operating lease right-of-use assets amounting to nil and nil as of December 31, 2020 and 2021, respectively.

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			(Note 3)
Operating lease right-of-use assets	5,149,090	6,363,724	998,607
Operating lease liabilities-current portion	3,787,210	4,306,738	675,821
Operating lease liabilities-non-current portion	2,464,495	2,567,342	402,872

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive (Loss) Gain	December 31, 2020	December 31, 2021	December 31, 2021
		RMB	RMB	US$
				(Note 3)
Operating lease cost	Operating expenses	3,539,374	4,220,789	662,334
Cost of other leases with terms less than one year	Operating expenses	67,281	62,430	9,797
Total		3,606,655	4,283,219	672,131

Maturities of operating lease liabilities are as follows:

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			(Note 3)
Due within one year	3,995,768	4,511,953	708,024
Due in the second year	2,502,839	1,780,332	279,373
Due in the third year	—	882,132	138,426
Total lease payments	6,498,607	7,174,417	1,125,823
Less: imputed interest	(246,902)	(300,337)	(47,129)
Total	6,251,705	6,874,080	1,078,694

The following table summarizes the lease term and discount rate for the Company’s operating lease as of December 31, 2021:

Operating Lease
Weighted average remaining lease term (in years)	1.25
Weighted average discount rate	4.65%

As of December 31, 2021, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
			(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	2,842,464	4,813,050	755,273

11. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2019, 2020 and 2021. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2019, 2020 and 2021. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As HNTE qualification has expired in November 2020, Shanghai IT is no longer entitled the HNTE qualification benefits. As Shanghai IT did not have taxable income for the years ended December 31, 2019, 2020 and 2021, Shanghai IT has not benefited from this preferential income tax rate.

United States

The Group’s subsidiaries incorporated in the U.S. are registered in the state of Delaware and are subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 8.7%, respectively.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Current income tax expense			—
PRC	—	7,165,097	—
Other jurisdictions	—	—	—
Deferred tax assets
PRC	(5,772,005)	25,905,564	4,915,611	771,367
Other jurisdictions	(15,151,553)	(44,312,311)	(183,867,203)	(28,852,776)
Subtotal	(20,923,558)	(18,406,747)	(178,951,592)	(28,081,409)
Change in valuation allowance
PRC	5,772,005	(25,905,564)	(4,915,611)	(771,367)
Other jurisdictions	15,151,553	44,312,311	183,867,203	28,852,776
Subtotal	20,923,558	18,406,747	178,951,592	28,081,409
Income tax expense	—	7,165,097	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2019	2020	2021

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	1%	(10)%	0%
Change in future tax rate (upon expiration of preferential rate)	2%	0%	0%
Change of prior year deferred tax assets	(15)%	1%	(19)%
Change of valuation allowance	(18)%	(10)%	(28)%
Income not subject to tax and non-deductible expenses, net	0%	0%	0%
Effect of expired net operating loss	5%	(6)%	22%
PRC withholding tax	0%	2%	0%
Effective EIT rate	0%	2%	0%

Significant components of deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	615,041	1,059,821	166,309
Temporary differences related to impairment on advances to suppliers	2,942,771	1,955,941	306,930
Temporary differences related to provision for doubtful accounts	689,811	631,200	99,049
Others	8,221,500	—	—
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	15,396,549	17,022,219	2,671,158
Startup expenses and advertising fees	212,880	105,917	16,621
Temporary differences related to research and development credits	1,057,050	—	—
Temporary differences related to equity investments	11,740,058	11,740,058	1,842,271
Foreign tax credits	—	—	—
Temporary differences related to provision for prepayment for equipment	5,000,000	5,000,000	784,609
Tax loss carry forwards	256,958,435	86,367,347	13,552,921
Total deferred tax assets	302,834,095	123,882,503	19,439,868
Less: Valuation allowance	(302,834,095)	(123,882,503)	(19,439,868)
Total deferred tax assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Beginning balance	321,240,842	302,834,095	47,521,277
Decrease in valuation allowance	(18,406,747)	(178,951,592)	(28,081,409)
Ending balance	302,834,095	123,882,503	19,439,868

For the years ended December 31, 2020 and 2021, the Group recorded an Decrease of valuation allowance of approximately RMB 18.4 million and RMB 179 million (US$28.1 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2021, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 345.5 million which will expire from 2022 to 2026. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2020 and 2021. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these VIEs do not have any accumulated earnings as of December 31, 2020 and 2021. The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2020 and 2021. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2019, 2020 and 2021, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Group is subject to examination by the PRC tax authorities. Red 5’s U.S. federal income tax returns and state income tax returns for 2015 through 2019 are open tax years, subject to examination by the relevant tax authorities.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	56,311,274	30,384,772	4,768,034
Professional services	9,866,284	4,480,561	703,098
Agency commission fees payable	6,397,096	6,397,096	1,003,844
Staff cost related payables	3,842,856	6,505,481	1,020,852
Office expenses	1,920,735	1,439,218	225,845
Product development services	848,237	992,730	155,781
Other payables	—	33,808,410	5,305,277
Lawsuit dues	—	54,703,506	8,584,173
Others	4,384,391	1,487,807	233,469
Total	83,570,873	140,199,581	22,000,373

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2021, the Group had raised RMB57.5 million (US$9.0 million). The Group does not plan to finance the remaining RMB100.0 million (US$15.7 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against the Group to recover RMB57.5 million (US$9.0 million) of principal and RMB4.6 million (US$0.7 million) of interest that the Group has previously raised to finance the early phase development of CrossFire New Mobile Game. The Group cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of the filing date, no appeal claim has been made by Inner Mongolia Culture Assets to the sentence of the court.

In April 2022, the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group record other payables for such estimated settlement amounts for RMB54.7 million (US$8.6 million) for the year ended December 31, 2021. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated.

In late 2021, the Group entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Therefore, as of the disposal date, the Group recorded an other payables for RMB30.6 million (US$4.8 million).

13. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million (US$31.4 million).

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel, has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$26.7million) as of both December 31, 2020 and 2021

14. CONVERTIBLE NOTES

On February 2, 2021 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $5,000,000 of convertible notes due February 2, 2022 (the “February Note”) and sold 50,000 American Depositary Shares (“ADSs”) at $18.5 per share, having a fair value of $0.9 million. The Group also issued as collateral 10 million ordinary common shares (each ADSs share is worth 30 Class A ordinary shares). The collateral Class A ordinary shares subject to redemption at $0.0001 per share if not utilized to settle the outstanding convertible debenture.

The Group issued a convertible promissory note on February 2, 2021 at $5 million that mature on February 2, 2022 and accrued interest at 6.00% per annum. In connection with the promissory note, the Group issued 50,000 ADSs. The note is convertible into ADSs at a conversion price of $14 per share.The Group evaluated the potential embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the February Note. The conversion feature of the February Note was deemed clearly and closely related to the February Note and accordingly was not bifurcated as a standalone derivative. Upon issuance of the February Note, the Group allocated the proceeds received to the February Note and ADSs on a relative fair value basis. As a result of such allocation, the Group determined the initial carrying value of the February Note to be $1.7 million. The Group recorded the relative fair value of the ADSs as a debt discount of $0.6 million and amortized the discount over the life of the note (12 months). The $5,000,000 convertible note was repaid in full in 2021.

On March 17, 2021 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $20,000,000 of convertible note due March 17, 2022 (the “March Note”) and was required to issue ADSs, having a fair value of $2,444,444 as commitment shares value.

The Group issued a convertible promissory note on March 17, 2021 at $20 million that matures on March 17, 2022 and accrued interest at 6.00% per annum. The Group also was required to issue ADSs having a fair value of $2,444,444 as commitment shares value, subsequent to the Group having an effective registration statement for the underlying shares or on September 17, 2021. The Group issued 3,277,050 shares on May 6, 2021 having a fair value of $2,444,444. The March Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. The February Note and March Note have anti-dilution protection in the event of certain stock splits.

Interest on the February and March Notes is payable by shares. Under certain circumstances, interest on the Notes will be payable in cash at the election of the holder if such payments are permitted under the Notes Agreement. The indenture governing the February and March Notes contains customary events of default. No event of default existed as the date of this annual report.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 205.94%, (3) weighted average risk-free interest rate of 0.07%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $42.39 per share. The following assumptions used at December 31, 2021: (1) dividend yield of 0%; (2) expected volatility of 192.19%, (3) weighted average risk-free interest rate of 0.39%, (4) expected life of 0.21 year, and (5) estimated fair value of the Group’s ADSs of $2.50 per share.

The following table provides a summary of the changes in convertible debt, net of unamortized discount, during 2021:

	2021
Balance at January 1,	RMB	—
Issuance of convertible debt, face value		162,151,500
Debt discount from issuance/sale of ADS shares		(10,823,428)
Debt discount from derivative liability (embedded conversion option)		(129,956,000)
Deferred financing fees		(194,169)
Repayment of convertible debt		—
Conversion of convertible debt into ordinary shares		(39,926,775)
Amortization of debt discount		113,893,971
Exchange rate change on convertible notes face value		(2,296,722)
Convertible debt, net at December 31,	RMB	92,848,377

As of December 31, 2021 and December 31, 2020, the Group had the following convertible notes outstanding:

	December 31, 2021				December 31, 2020
			Accrued				Accrued
	Principal		Interest		Principal		Interest
February 2021 $5,000,000 Notes convertible into ADS common stock at $14.00 per share, 6% interest, due February 2022	RMB	32,195,500	RMB	12,388,301		—		—
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2022	RMB	129,956,000	RMB	6,201,653
Penalties on notes in default		—		—		—		—
Repayment of convertible debt	RMB	(39,926,775)	RMB	(17,652,626)
Exchange rate change on convertible notes face value	RMB	(2,296,722)	RMB	—
Total Convertible Notes Payable, Net	RMB	119,928,003	RMB	937,328	RMB	—	RMB	—
Less: Debt Discount		(27,079,626)		—		—		—
	RMB	92,848,377	RMB	937,328	RMB	—	RMB	—

Amortization of debt discount and interest expense for the ended December 31, 2021 and 2020 on the convertible notes payable amounted to RMB 120.6 million (US$ 18.9 million) and nil, respectively.

15. WARRANTS

In January 2021, the Group entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, the Group issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2021. The warrants are divided into four equal tranches: Tranche IWarrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$122 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.18%), (2) expected warrant life of 3 years, (3) expected volatility of 190%, and (4) expected dividend yield of 0.

In April 2021, the Group completed an underwritten offering with Maxim Group LLC. In this transaction, The Group issued 112,953,000 Class A ordinary shares, or 3,765,100 American Depositary Shares (“ADSs”) and warrants to purchase 2,823,825 ADSs. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each warrant has an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. In addition, the underwriter Maxim Group LLC also subscribed the over-allotment for an additional 16,942,800 Class A ordinary shares, or 564,760 ADSs and warrants to purchase 423,570 ADSs at the same price. The over-allotment warrants also have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$94 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.37%), (2) expected warrant life of 3 years, (3) expected volatility of 236%, and (4) expected dividend yield of 0.

16. SHAREHOLDER RIGHTS PLAN

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

As a special resolution in the annual general meeting of shareholders and the class meeting of holders of the Class B ordinary shares held on December 22, 2021, the Company’s Second Amended and Restated Memorandum and Articles of Association was amended so that each Class B ordinary share of the Company shall entitle the holder thereof to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company.

Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2021, there were 691,388,585 ordinary shares issued or outstanding, being the sum of 677,781,251 Class A ordinary shares and 13,607,334 Class B ordinary shares.

17. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive gain (loss) for such employee benefits amounted to RMB4.5 million, RMB1.2 million and RMB4.1 million (US$0.64 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

18. SHARE-BASED COMPENSATION

18.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. As of December 31, 2021, options to purchase 50,000 ordinary shares were outstanding and options to purchase 108,073,400 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

				Weighted-Average
				Remaining
	Number of	Weighted-Average		Contractual Term	Aggregate
	Options	Exercise Price		(years)	Intrinsic Value

Outstanding as of January 1, 2021	50,000	US$	0.93	2.07	Nil
Granted	—		—	—	Nil
Exercised	—		—	—	Nil
Forfeited	—		—	—	Nil
Outstanding as of December 31, 2021	50,000	US$	0.93	1.07	Nil
Vested and expected to vest as of December 31, 2021	50,000	US$	0.93	1.07	Nil
Exercisable as of December 31, 2021	50,000	US$	0.93	1.07	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for years ended December 31, 2019, 2020 and 2021.

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

On June 17, 2020, the Group granted an aggregate amount of 29,100,000 restricted Class A ordinary shares to directors, officers and consultants as share incentive awards for their services to the Company pursuant to Eighth Amended and Restated 2004 Stock Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. All the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions as of December 31, 2021.

On February 14, 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

In September 15, 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

Share-Based Compensation

For the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation of RMB21.3 million, RMB55.1 million and RMB150.2 million (US$23.6 million), respectively, for options granted to the Group’s employees and directors.

As of December 31, 2021, there was approximately RMB263.3 million (US$41.3 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

19. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, the Group entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.2 million) and all outstanding balances have been offset. No IPTV business transaction in 2020 and 2021 and total amount due to ZTE9 for IPTV business was nil and nil as of December 31, 2020 and 2021, respectively. No borrowing lent to ZTE9 in 2020 and 2021 and total amount due from ZTE9 for outstanding loans was nil and nil as of December 31, 2020 and 2021, respectively.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2020 and 2021, respectively. The Group has repaid a total of RMB42.5 million and RMB6.4 million (US$1.0 million) for the years ended December 31, 2020 and 2021, respectively. The loans were interest-free and the outstanding balance of RMB20.6 million and RMB14.1 million (US$2.2 million) remained as of December 31, 2020 and 2021, respectively.

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

Transaction with Comtec

In June 2019, the Group entered into a share purchase agreement with Comtec Windpark Renewable (holdings) Co., Ltd. (“Comtec”), a wholly-owned subsidiary of Comtec Solar Systems Group Limited (SEHK: 00712) (“Comtec Group”), an entity affiliated with Kwok Keung Chau at that time., Kwok Keung Chau is an independent director of the Company. He resigned from Comtec Group in January 2020 so he is no longer an affiliate with Comtec. Pursuant to the share purchase agreement, the Company has issued 3,444,882 Class A ordinary shares to purchase 9.9% equity interest in Zhenjiang Kexin, a lithium battery management system and power storage system supplier.

20. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2019	31, 2020	31, 2021	31, 2021
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net (loss) income attributable to ordinary shareholders before change in redeemable noncontrolling interest	(177,795,168)	397,883,388	(411,234,755)	(64,531,707)
Change in redeemable noncontrolling interest	(12,827,598)	(1,190,122)	—	—
Net (loss) income attributable to ordinary shareholders	(190,622,766)	396,693,266	(411,234,755)	(64,531,707)

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	106,407,008	163,599,920	495,304,894	495,304,894

Net (loss) income attributable to holders of ordinary shares per share
- Basic and diluted	(1.79)	2.42	(0.83)	(0.13)

The Company had 13,213,978, 4,200,645 and 366,148,968 stock options, warrants and non-vested shares outstanding as of December 31, 2019, 2020 and 2021, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

21. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2019, 2020 and 2021. The accumulated reserves as of December 31, 2021 were RMB7.3 million (US$1.1 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB73.2 million (US$11.5 million) as of December 31, 2021, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2021, approximately RMB65.9 million (US$10.4 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

22. NONCONTROLLING INTEREST

As of December 31, 2020, the Group’s noncontrolling interests mainly included equity interest in Red 5 and equity awards granted as compensation by the Group’s subsidiaries. The following schedule shows the effects of changes in the ownership interest of The9 Limited in its subsidiaries on equity attributed to The9 Limited for the years ended December 31, 2019, 2020 and 2021.

	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Net (loss) income attributable to The9 Limited	(177,795,168)	397,883,388	(13,015,392)	(2,042,399)
Transfers (to) from the noncontrolling interest:
Change in The9 Limited’s additional paid-in capital for adjustment on noncontrolling interest as a result of issuance of common shares of Red 5 upon vesting of stock options and restricted shares	—	—	—	—
Change from net (loss) income attributable to The9 Limited and transfers to noncontrolling interests	(177,795,168)	397,883,388	(13,015,392)	(2,042,399)

23. REDEEMABLE NONCONTROLLING INTEREST

On December 31, 2014, the Group considered the redemption of the SBPS to be probable. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the redemption date. As the Group lost control of Red 5 and no longer consolidated of Red 5, redeemable noncontrolling interest record as nil on December 31, 2021.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
Redeemable noncontrolling interest opening balance	349,046,548	349,046,548	54,773,020
Net loss attributable to redeemable noncontrolling interest	(1,190,122)	—	—
Change in redeemable noncontrolling interest	1,190,122	(349,046,548)	(54,773,020)
Redeemable noncontrolling interest ending balance	349,046,548	—	—

24. DISPOSAL OF SUBSIDIARIES

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries namely, The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$77.4 million). These subsidiaries hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction was completed on February 21, 2020 and the Group has recorded a gain of RMB391.8 million (US$61.5 million).

On September 9, 2020, the provisional liquidator of Asian Development made a winding-up order and the High Court of Hong Kong gazetted this order on September 18, 2020. The Official Receiver’s Office has appointed a liquidator to perform the work and duties to the winding-up of Asian Development, including the prosecution of insolvency offences and disqualification of directors. Followed by the winding-up order issued by the court, the Group has lost control of Asian Development and deconsolidated Asian Development as of the date of the court order. The obligation for the payment of pledged loan remained with Asian Development as it is a limited liability company and the Group has recognized an amount of RMB83.7 million (US$13.1 million) to the gain on disposal of Asian Development.

In April 2010, the Group acquired a controlling interest in Red 5 Studios, Inc. (“Red 5”), an online game development studio based in the U.S. Thereafter till 2016, the Group and Red 5 entered into several equity transactions with several third party investors and the Group’s equity holding to approximately 35%. Nevertheless, the Group retained the control of the Board of Red 5 at that time. The performance of Red 5 was under expectation afterwards and has become an inactive company. In June 2021, the two directors of Red 5 appointed by the Group resigned from Red 5 and the Group issued a letter of renunciation to Red 5 confirming the Group had renounced its right of business control of Red5 and confirmed the Group will not assign any new director to Red 5 in the future. Accordingly, the Group lost control of Red 5 and no longer consolidated of Red 5 as of June 30, 2021. The Group recognized a net gain on deconsolidation of subsidiaries amounted to RMB 9.5 million (US$1.5 million) for the year ended December 31, 2021.

a. Consideration received

The Company did not receive any consideration in the deconsolidation of Red5 Studio Inc.

b. Analysis of assets and liabilities over which the Company lost control on June 30, 2021:

	As of Control Lost on June 30, 2021
Current assets
Cash and cash equivalents	RMB	7,581
Others		136,483
Current liabilities
Account payable		(34,501,797)
Advances from customers		(22,201,833)
Accrued expense		(3,206,952)
Others		(465,115)
Net liabilities deconsolidated		(60,231,633)

c. Gain on deconsolidation of subsidiary

Year Ended
December 31,2021
Fair value of consideration received	—
Fair value of retained investment	—
Carrying amount of Red5’s net liabilities deconsolidated	60,231,633
Less: Carrying amount of noncontrolling interest	(47,945,622)
Gain on deconsolidated of subsidiary	12,286,011

In December 7, 2021, NBTC entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Such transfer was completed before the disposal. Therefore as of the disposal date, Niulian’s assets only included approximately US$0.04M cash, US$4.3M receivable from NBTC and US$2M FIL and XCH mining machines and mining related prepayments. Group has recorded a net gain of RMB 5.6 million (US$0.9 million) of and for the year ended December 31, 2021.

25. COMMITMENTS AND CONTINGENCIES

25.1 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$9.0 million), and the Group planned to raise an additional RMB100.0 million (US$15.7 million) until CrossFire New Mobile Game is launched. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. The Group does not plan to finance the remaining RMB100.0 million (US$15.7 million) from the planned fundraising arrangement. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims to request a refund of RMB57.5 million (US$9.0 million) which the Group has previously raised to finance the early phase development of CrossFire New Mobile Game and the interest compensation on the fund raised amounting to RMB4.6 million (US$0.7 million). On October 20, 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of the filing date of this report, Inner Mongolia Culture Assets and Equity Exchange did not appeal against the sentence of the court in the period granted and no further claim filed by Inner Mongolia Culture Assets and Equity Exchange against the Group.

In June 2017, Shanghai IT entered into an investment agreement with the shareholders of Beijing Ti Knight where Shanghai IT will invest a total of RMB9.0 million (US$1.4 million) in Beijing Ti Knight. As of December 31, 2021, Shanghai IT has invested RMB4.9 million (US$0.8 million) and has a remaining capital contribution commitment amounting to RMB4.1 million (US$0.6 million). Shanghai IT’s purchase commitment amounting to RMB6.8 million (US$1.1 million) for the outsourcing development agreement entered on October 9, 2016 with Beijing Ti Knight will be waived if Shanghai IT’s accumulated investment in Beijing Ti Knight is more than RMB6.0 million (US$0.9 million). Hence, as of December 31, 2021, the Group has both a capital commitment and a purchase commitment amounting to RMB4.1 million (US$0.6 million) and RMB6.8 million (US$1.1 million), respectively, but the purchase commitment will be waived under the condition that accumulated investment in Beijing Ti Knight by Shanghai IT is more than RMB6.0 million (US$0.9 million). As of December 31, 2021, the agreements have not been terminated but the outsourcing development of the related game has been transferred to a third-party company.

In September 2020, the Group entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in mainland China. Pursuant to the master cooperation and publishing agreement and amendment agreement entered in December 2020, the Group obtained exclusive licenses of several games developed by Voodoo. Voodoo granted the Group an exclusive, sub-licensable license to test, perform, market, promote, distribute, reproduce, modify, support and/or otherwise use or exploit such games directly or through authorized contractors in mainland China for a maximum period of three years, commencing upon the upload and distribution of the underlying games on any platform. In consideration for the exclusive license granted to the Group and as a minimum guarantee payment, the Group is to pay an aggregate amount of US$13.0 million in cash to Voodoo based on the agreed timetable, subject to satisfaction of certain conditions related to delivery of games by Voodoo, including an upfront payment of US$3.0 million that the Group has paid in September 2020. After the Group turned its business focus to blockchain business in 2021, such game development had been ceased.

Shanghai Jiucheng Advertisement Co., Ltd. (“Jiucheng Advertisement”) was previously a subsidiary of the Company. In October 2016, the Group’s equity interest in Jiucheng Advertisement was 44.5%. In December 2016, the Group entered into an agreement with third-party investors of Jiucheng Advertisement. According to the agreement, the Group would repurchase an additional 19.11% equity interest in Jiucheng Advertisement for $2.6 million from those third-party investors if Jiucheng Advertisement is not listed on the PRC’s National Equities Exchange and Quotations (“NEEQ”), commonly known as the New Third Board, before December 31, 2017. In March 2017, Jiucheng Advertisement was renamed as Shanghai Big Data Cultures & Media Co., Ltd. (“Big Data”). In September 2017, Big Data listed its shares on NEEQ. As Big Data has listed its shares on NEEQ and has fulfilled its obligation, the Group was relieved of its obligation to repurchase 19.11% equity interest in Big Data from those third-party investors. After the listing, the Group holds a 44.46% equity interest in Big Data. In 2019, there was no change in the equity interest of Big Data and the Group has recorded share of loss on Big Data amounting to US$0.4 million was recognized. In 2019, due to weaker than expected operating performance, the investment in Big Data was fully impaired and an impairment loss of US$0.5 million was recorded for the year ended December 31, 2019. In October 2021, The9 wants to regain the control of Big Data since its NEEQ listing status may be useful in future. The9 paid $77K to acquire the additional ownership in Big Data from 44.46% to 51.80%. As of December 31,2021, the group has already paid RMB 1.3M, the Group plans to buy further shares from existing shareholders in the coming mouths, according to the signed agreement, the Group still has purchase commitment amounting to RMB 1.0 million as of December 31,2021.

In March 2021, the Group’s wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of December 31,2021, the group has already paid US$53.8 million.

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR. NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31,2021, the total sum paid under license agreements is US$15.4 million, the Group still has payment commitment amounting to US$44.8 million as of December 31,2021.

25.2 Contingencies

In August 2014, Red 5 issued 27,438,952 Series B redeemable convertible preferred shares of Red 5 to a new investor, Oriental Pearl. Due to the stock exchange transaction with L&A in 2016, a 37% share of the SBPS was owned by L&A as of December 31, 2019. Per Articles of Association of Red 5, major holders of SBPS, at any time on or after April 1, 2017 (the “Redemption Election”), can require Red 5 to redeem all, but not less than all, of the outstanding shares of SBPS, as applicable, in three equal annual installments. New Star, a wholly owned subsidiary of the Group, owns 39,766,589 Series A redeemable convertible preferred shares which have similar terms with the Series B redeemable convertible preferred shares. The redemption value of SBPS was US$16.5 million for the first installment, US$18.1 million for the second installment and US$19.9 million for the third installment. Since Red 5 is in a net liability position, the Group does not believe the preferred shareholders will request such redemption. As of the issuance date of these consolidated financial statements, there was no such preferred shareholder requiring Red 5 to redeem the preferred shares. In June 2021, the two directors of Red 5 assigned by New Star tendered their resignation as the directors of Red 5. Also, New Star submitted a letter of renunciation to Red 5 to confirm that New Star will not assign new directors to Red 5 in the future and renounce its right of business control of Red 5. The Group deconsolidated Red 5 from the Group in June 2021 accordingly.

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. The Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group had been discharged. As of December 31, 2021, the arbitration proceeding has not been terminated. In April 2022 the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB 54.7 million (US$ 8.6 million) for the year ended December 31, 2021. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated.

26. SEGMENT REPORTING

The Group operates in one segment whose business is Cryptocurrency mining revenue, developing and operating online games and related services. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in the Greater China (including PRC, Taiwan, Hong Kong and Macau) and other areas for the years ended December 31, 2019, 2020 and 2021.

The following geographic area information includes net revenues based on location of players for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Greater China	182,107	625,488	1,278,918	200,690
Other areas	159,388	—	134,596,222	21,121,084
Total	341,495	625,488	135,875,140	21,321,774

The majority of the Group’s assets is located in other areas.

27. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements were issued and filed with the Securities and Exchange Commission. Based on our evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(68,165,230)	(87,638,664)	(186,462,351)	(29,260,012)
Total operating expenses	(68,165,230)	(87,638,664)	(186,462,351)	(29,260,012)

Loss from operations	(68,165,230)	(87,638,664)	(186,462,351)	(29,260,012)
Impairment on equity investment	—	(1,172,755)	(7,599,505)	(1,192,528)
Gain on other investments	—	—	22,743,763	3,568,993
Interest expenses	(33,154,189)	(2,923,055)	(109,175,494)	(17,132,017)
Fair value change on warrants liability	1,292,243	37,851	-	-
Gain from change in fair value of convertible feature derivative liability	—	—	62,246,860	9,767,891
Gain on extinguishment of convertible notes	—	56,755,902	-	-
Gain on waiver of interest-free loan	—	35,397,500	-	-
Foreign exchange gain (loss)	(1,648,652)	29,578,454	(2,457,272)	(385,600)
Other expenses, net	(1,636,394)	(40,059,304)	(54,703,506)	(8,584,174)
Loss before income tax expense and share of loss in equity method investment	(103,312,222)	(10,024,071)	(275,407,505)	(43,217,447)
Share of loss in equity method investment	—	(2,165,935)	(1,725,152)	(270,714)
Equity in (loss) income of subsidiaries and VIEs	(74,482,946)	410,073,394	(134,102,098)	(21,043,546)
Net (loss) income	(177,795,168)	397,883,388	(411,234,755)	(64,531,707)
Other comprehensive income (loss), net of tax:
Currency translation adjustments	5,426,604	(12,900,251)	3,984,443	625,246
Total comprehensive (loss) income	(172,368,564)	384,983,137	(407,250,312)	(63,906,461)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

PARENT COMPANY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	8,545,918	12,243,809	1,921,321
Prepayments and other current assets, net	4,090,219	56,226	8,823
Amounts due from intercompany	1,008,125,860	2,358,774,226	370,143,148
Total current assets	1,020,761,997	2,371,074,261	372,073,292
Investments		44,452,310	6,975,537
Investments in subsidiaries and VIEs	(1,295,612,695)	(1,420,365,177)	(222,886,291)

Total assets	(274,850,698)	995,161,394	156,162,538

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	11,012,592	61,326,625	9,623,486
Amounts due to intercompany	—	12,689,811	1,991,308
Warrants	1,854,957	51,825,629	8,132,572
Bond payable	—	92,848,377	14,569,936
Total current liabilities	12,867,549	218,690,442	34,317,302
Total liabilities	12,867,549	218,690,442	34,317,302

SHAREHODERS’ EQUITY (DEFICIT)
Class A ordinary shares	17,197,060	45,233,784	7,098,168
Class B ordinary shares	900,741	943,789	148,101
Additional paid-in capital	2,695,763,016	4,139,122,755	649,518,682
Statutory reserves	7,326,560	7,326,560	1,149,697
Accumulated other comprehensive loss	(16,678,203)	(12,693,760)	(1,991,928)
Accumulated deficit	(2,992,227,421)	(3,403,462,176)	(534,077,484)
Total shareholders’ equity (deficit)	(287,718,247)	776,470,952	121,845,236
Total liabilities and shareholders’ equity (deficit)	(274,850,698)	995,161,394	156,162,538

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	(177,795,168)	397,883,388	(411,234,755)	(64,531,707)
Adjustments for:
Share-based compensation expenses	21,705,240	55,056,426	—	—
Employee share-based compensation expense	—	—	150,166,481	23,564,398
Fair value change on warrants liability	(1,292,244)	(37,851)	—	—
Interest expenses	—	—	120,626,467	18,928,925
Amortization of discount and interest on convertible notes	33,154,191	2,923,316	—	—
Foreign exchange (gain) loss	1,648,652	(29,578,454)	4,465,094	700,671
Equity in loss (income) of subsidiaries and VIEs	74,482,946	(410,073,394)	108,608,497	17,043,043
Consulting fees paid by issuance of shares	35,091,686	6,781,815	—	—
Gain from change in fair value of conversion feature derivative liability	—	—	(62,246,860)	(9,767,891)
Gain on extinguishment of convertible notes	—	(56,755,902)	(2,296,722)	(360,406)
Gain on waiver of interest-free loan	—	(34,881,000)	—	—
Payment of issuance cost by issuance of shares	—	455,658	—	—
Changes in operating assets and liabilities:
Change in prepayments and other current assets	(1,894)	(4,026,346)	4,033,993	633,022
Change in amounts due from intercompany	(28,060,447)	349,361,587	(1,192,553,035)	(187,137,594)
Change in accrued expenses and other current liabilities	6,329,916	(566,162)	49,376,705	7,748,282
Increase/(Decrease) in interest payable	—	—	937,328	147,087
Net cash (used in) provided by operating activities	(34,737,122)	276,543,081	(1,230,116,807)	(193,032,170)

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	—	47,430,195	64,471,143	10,116,929
Proceeds from the issuance of convertible note	—	3,358,369	—	—
Proceeds from other loans	34,881,000	—	—	—
ADS issuance fee	—	—	(3,720,691)	(583,858)
New issued stock to investors	—	—	1,011,476,118	158,722,675
Proceeds from the issuance of convertible note	—	—	161,588,128	25,356,703
Repayments of convertible notes	—	(318,929,623)	—	—
Net cash provided by (used in) financing activities	34,881,000	(268,141,059)	1,233,814,698	193,612,449
Net change in cash and cash equivalents	143,878	8,402,022	3,697,891	580,279
Cash and cash equivalents, beginning of year	18	143,896	8,545,918	1,341,042
Cash and cash equivalents, end of year	143,896	8,545,918	12,243,809	1,921,321

Supplement disclosure of cash flow information:

Interest paid	—	36,310,455	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

THE9 LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	As disclosed in Note 1 to the consolidated financial statements, The9 Limited (the “Company”) was incorporated in December 22, 1999 in the Cayman Islands to be the holding company of the Group targeting fast-growing technology businesses. The Group is transitioning from an online game operation to a cryptocurrencies mining business.
3)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ (loss) income as “Equity in (loss) income of subsidiaries and VIEs” on the Condensed Statements of Comprehensive (Loss) Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
4)	As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. No dividend was paid by the Company’s subsidiaries to the Company in 2019, 2020 and 2021.
5)	Translations of balances in the additional financial information of The9 Limited (“Parent Company”) — Financial Statements Schedule I from RMB into US$ as of December 31, 2021 and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.