Form 20-F
period 2022-12-31
The9 LTD
filed 2023-05-01
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 861,044,917 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 847,437,583 Class A ordinary shares (excluding 160,315,107 Class A ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S. C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to the consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests. We maintain contractual arrangements with the consolidated variable interest entity, as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity,” and are considered the primary beneficiary of the consolidated variable interest entity, whose financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. The9 Limited is a holding company with no operations of its own. (2) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents thirty Class A ordinary shares, (3) “China” and “PRC” refer to the People’s Republic of China, (4) all references to “RMB” and “Renminbi” are to the legal currency of Chinese mainland and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is RMB. This annual report contains translations of RMB amounts into U.S. dollars solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

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

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See the risk factor on page 17 for details;
●	We have been transitioning our business focus and our results of operations may be materially and adversely affected. See the risk factor on page 18 for details;
●	New lines of business or new products and services may subject us to additional risks. See the risk factor on page 18 for details;
●	We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price. See the risk factor on page 19 for details;
●	The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us. See the risk factor on page 20 for details;
●	Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations. See the risk factor on page 25 for details;

●	Regulatory changes or actions may restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in us. See the risk factor on page 30 for details;
●	Our international business efforts could adversely affect us. See the risk factor on page 31 for details;
●	We are facing the legal risks associated with our non-fungible tokens or NFTs. See the risk factor on page 32 for details;
●	The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse material effect on the successful development and adoption of our NFT business. See the risk factor on page 32 for details; and
●	While NFTs themselves are not likely to be classified as securities, further questions may hinge on the specific facts and circulations surrounding their creation, promotion and sale. See the risk factor on page 34 for details; and
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See the risk factor on page 39 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in Chinese mainland primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 46 for details; and
●	The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business. See the risk factor on page 52 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. See the risk factor on page 53 for details;
●	The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection. See the risk factor on page 55 for details;
●	Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 55 for details;

●	We may be adversely affected by the complexity, uncertainties and changes in regulation in Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. See the risk factor on page 56 for details;
●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See the risk factor on page 57 for details;
●	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in Chinese mainland or an entity in Chinese mainland, the funds may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” on page 59 for details; and
●	Uncertainties with respect to the PRC legal system could adversely affect us. Certain laws and regulations of Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” See the risk factor on page 62 for details.

General Risks Related to Our Shares, ADSs and Warrants

In addition to the risks described above, we are subject to general risks relating to our Class A ordinary shares, ADSs and warrants, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements. See the risk factor on page 69 for details;
●	The market price for our ADSs may be volatile. See the risk factor on page 71 for details;
●	The warrants are speculative in nature. See the risk factor on page 71 for details; and
●	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline. See the risk factor on page 76 for details.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;
●	our ability to identify business development focus;
●	our ability to develop our cryptocurrency mining business and difficulty of cryptocurrency mining to generate sufficient economic return;

●	the price fluctuation and market demand of cryptocurrencies;
●	risks inherent in cryptocurrencies, such as hacking, fraud and safety concerns;
●	risks associated with our future acquisitions and investments;
●	our ability to compete effectively against our competitors;
●	risks associated with our corporate structure and the regulatory environment in the countries in which we conduct business operations; and
●	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity

The9 Limited is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity, but maintains contractual arrangements with the consolidated variable interest entity and is considered the primary beneficiary of these entities, whose financial results are consolidated in The9 Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entity, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We currently derive substantially all of our revenue from jurisdictions other than Chinese mainland. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. We have significantly reduced our Chinese mainland-related revenue, which represents an insignificant amount in 2022. Historically, we primarily operated online game business before we turned to blockchain business and conducted our operations then in Chinese mainland through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

For our insignificant operation in Chinese mainland, laws and regulations of Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in PRC-based companies where laws and regulations of Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our Chinese mainland subsidiaries, the consolidated variable interest entity and its shareholders to conduct business operations of the consolidated variable interest entity. The consolidated variable interest entity contributed an aggregate of 100.0%, 0.9% and 0.6% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in Chinese mainland, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT. Shanghai IT, established in September 2000, currently holds one Internet Content Provider license, operates our website and primarily engages in our gaming business. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in Chinese mainland.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity pursuant to the contractual arrangements and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in courts of Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in Chinese mainland, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.” There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in Chinese mainland regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new laws or regulations of Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity is found to be in violation of any existing or future laws or regulations of Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material variable interest entity as of the date of this annual report:

The9 Limited
(Cayman Islands)
100%
9City Asia Limited
(Hong Kong)
100%
1111 Limited
(Hong Kong)
100%
NFTStar Singapore Pte. Ltd.
(Singapore)
100%
China Crown Technology Limited
(Hong Kong)
100%
GameNow.net (Hong Kong) Limited
(Hong Kong)
100%
NBTC Limited
(Hong Kong)
100%
100%
China The9 Interactive Limited
(Hong Kong)
100%
NFTSTAR US Inc.
(Delaware)
NFTSTAR Hong Kong Ltd.
(Hong Kong)
Offshore
Onshore
Chinese Mainland
100%
Hangzhou Niuxin Technology Co., Ltd.
100%
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd
Shanghai The9 Information Technology Co., Ltd
Equity interest
Contractual arrangements

Note:

The shareholders of Shanghai IT are Mr. Wei Ji and Mr. Qi Wang, each owning 64% and 36% of Shanghai IT’s equity interest, respectively. Mr. Wei Ji and Mr. Qi Wang are two of our employees.

Current laws and regulations of Chinese mainland impose substantial restrictions on foreign ownership of entities involved in internet content provision, or ICP, in Chinese mainland. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in Chinese mainland. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and conduct business operations through contractual arrangements with Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of Chinese mainland. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the relevant rules and regulations of Chinese mainland, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third party designated by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party designated by us will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of Chinese mainland. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of Chinese mainland. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of Chinese mainland.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling, our subsidiary. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loans shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for market regulation pursuant to the Property Rights Law of Chinese mainland. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

Our corporate structure is subject to risks associated with the contractual arrangements with the consolidated variable interest entity. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our Chinese mainland subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. For the business operations that are conducted in Chinese mainland, we are subject to complex and evolving laws and regulations of Chinese mainland. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations of Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, and we have significantly reduced our business operation through the variable interest entity in Chinese mainland. Our operations in Chinese mainland are governed by laws and regulations of Chinese mainland. As of the date of this annual report, for our insignificant operations in Chinese mainland, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries have obtained the necessary licenses and permits from the PRC government authorities. In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our Chinese mainland subsidiaries and the consolidated variable interest entity, the relevant Chinese mainland subsidiaries and the variable interest entity are required to obtain, and have obtained the Internet Content Provider license, which covers all our business operations in Chinese mainland. Currently, we do not operate online game business in Chinese mainland by ourselves, but authorize third parties to develop and publish online games, and therefore we do not need to obtain internet culture operation and internet publishing licenses for our current business operations. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in regulation in Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as a offshore listing company, but need to file accordingly if we conduct further offshoring offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. According to the Notice on the Management Arrangement of Domestic Enterprises’ Overseas Issuance and Listing Filing, existing enterprises are not required to fulfill filing procedures and obtain CSRC approval immediately, but should file as required when it comes to matters such as further offshore offerings. Existing enterprises refer to those whose applications for indirect overseas issuance and listing have been approved by overseas regulatory agencies or overseas stock exchanges before March 31, 2023. Our PRC legal counsel is of the opinion that we meet the definition of a domestic enterprise with indirect overseas listing. Therefore, we believe that as an existing enterprise, we are not required to fulfill filing procedures immediately, but shall file for CSRC approval accordingly if we plan to conduct further offshore offering in the future. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. Our former independent registered public accounting firm, Grant Thornton Zhitong Certified Public Accountants LLP (formerly known as Grant Thornton), whose audit report for the fiscal year 2020 is included in this annual report on Form 20-F, is located in Chinese mainland and was subject to the determinations announced by the PCAOB on December 16, 2021. Our current independent registered public accounting firm that we engaged in August 2021, RBSM LLP (“RBSM”), whose audit report for the fiscal years 2021 and 2022 is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our insignificant operation in the Chinese mainland, under the laws and regulations of Chinese mainland, if our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned Chinese mainland subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws and regulations of Chinese mainland, each of our subsidiaries and the variable interest entity in Chinese mainland is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in Chinese mainland or an entity in Chinese mainland, the funds may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. We do not, however, expect cash transfer from our Chinese mainland subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entity or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of securities, other financing activities and cash generated from operating activities. Our company has established a unified centralized cash management policy within our group companies to direct how funds are transferred between The9 Limited, our subsidiaries and the consolidated variable interest entity and its subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies, divided into five sub-processes, namely, bank account management, collection, payment, bank balance management, and physical cash management. They apply to all of our subsidiaries and the consolidated variable interest entity and its subsidiaries. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy. In each sub-process, we enforce different levels of checking and approval procedures, ranging from staff level employees, department heads, chief financial officer, to chief executive officer.

In 2020, 2021 and 2022, our Cayman Islands holding company transferred cash in the total amount of RMB0.1 million, nil and RMB10.3 million (US$1.5 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of RMB0.3 million, nil and nil to the variable interest entity and its subsidiaries, respectively.

In 2020, 2021 and 2022, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB310.8 million, RMB2.3 million and RMB5.1 million (US$0.7 million) to our subsidiaries, respectively, and received cash in the total amount of RMB359.7 million, RMB58.3 million and RMB17.0 million (US$2.5 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, RMB6.8 million and RMB3.7 million (US$0.5 million) of service income from our subsidiaries in 2020, 2021 and 2022, respectively.

In 2020, 2021 and 2022, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2020, 2021 and 2022, our wholly-owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-27 to F-30 of this annual report on Form 20-F.

As a Cayman Islands holding company, we may receive dividends from our Chinese mainland subsidiaries. Under the PRC Enterprise Income Tax Law, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a reduced rate of withholding tax. The Cayman Islands, where The9 Limited, the direct parent company of our Chinese mainland subsidiaries, is incorporated, does not have such a tax treaty with Chinese mainland. Hong Kong has a tax arrangement with Chinese mainland that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise in Chinese mainland distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If our Chinese mainland subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in Chinese mainland.

(2) Under the terms of variable interest entity agreements, our Chinese mainland subsidiaries may charge the consolidated variable interest entity for services provided to the consolidated variable interest entity. These service fees shall be recognized as expenses of the consolidated variable interest entity, with a corresponding amount as service income by our Chinese mainland subsidiaries and eliminate in consolidation. For income tax purposes, our Chinese mainland subsidiaries and the consolidated variable interest entity file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entity and as income by our Chinese mainland subsidiaries and are tax neutral.

(3) Certain of our subsidiaries and the variable interest entity qualifies for a 15% preferential income tax rate in Chinese mainland. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4) The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of Chinese mainland. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Chinese mainland, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entity will be distributed as fees to our Chinese mainland subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entity exceed the service fees paid to our Chinese mainland subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entity could make a non-deductible transfer to our Chinese mainland subsidiaries for the amounts of the stranded cash in the consolidated variable interest entity. This would result in such transfer being non-deductible expenses for the consolidated variable interest entity but still taxable income for the Chinese mainland subsidiaries.

Under laws and regulations of Chinese mainland, our PRC subsidiaries and the variable interest entity is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of Chinese mainland permit our Chinese mainland subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Chinese mainland subsidiaries and the variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in Chinese mainland is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. In the event that any of our Chinese mainland subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to us. For more details, see “—Summary of Risk Factors—Risks Related to Doing Business in China,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of Chinese mainland, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in Chinese mainland of loans to and direct investment in entities in Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entity and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	3,529,245	(3,529,245)	—
Revenues	—	118,232,678	—	655,201	—	118,887,879
Inter-company cost	—	(3,529,245)	—	—	3,529,245	—
Cost of Revenues	—	(179,967,071)	(3,951,292)	(705,252)	—	(184,623,615)
Gross (loss) profit	—	(65,263,638)	(3,951,292)	3,479,194	—	(65,735,736)
Operating (expenses) income:	(232,037,437)	(628,735,724)	(8,258,070)	(26,839,245)	—	(895,870,476)
Other operating income, net	—	—	—	—	—	—
Income (loss) from operations	(232,037,437)	(693,999,362)	(12,209,362)	(23,360,051)	—	(961,606,212)
Income (loss) before income tax expense and share of loss in equity method investments	(244,781,590)	(702,949,682)	(12,004,172)	(19,756,811)	—	(979,492,255)
Net income (loss)	(974,859,049)	27,127,777	(12,004,172)	(19,756,811)	—	(979,492,255)
Net income (loss) attributable to shareholders of ordinary shares	(974,859,049)	29,731,811	(12,004,172)	(17,727,640)	—	(974,859,050)
Total comprehensive income (loss)	(974,859,049)	25,264,826	(12,004,172)	(17,727,640)	—	(979,326,035)

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	5,982,986	(5,982,986)	—
Revenues	—	134,596,222	—	1,278,918	—	135,875,140
Inter-company cost	—	(5,982,986)	—	—	5,982,986	—
Cost of Revenues	—	(85,318,008)	(1,813,716)	(902,779)	—	(88,034,503)
Gross (loss) profit	—	43,295,228	(1,813,716)	6,359,125	—	47,840,637
Operating (expenses) income:	(186,462,351)	(142,673,199)	(2,737,820)	(32,747,408)	—	(364,620,778)
Other operating income, net	—	—	—	—	—	—
Income (loss) from operations	(186,462,351)	(99,377,971)	(4,551,536)	(26,388,283)	—	(316,780,141)
Income (loss) before income tax expense and share of loss in equity method investments	(275,407,505)	(117,502,252)	(4,551,537)	(17,638,822)	—	(415,100,116)
Net income (loss)	(411,234,755)	16,599,846	(4,551,537)	(17,638,822)	—	(416,825,268)
Net income (loss) attributable to shareholders of ordinary shares	(411,234,755)	20,642,083	(4,551,537)	(16,090,546)	—	(411,234,755)
Total comprehensive income (loss)	(407,250,312)	15,051,570	(4,551,537)	(16,090,546)	—	(412,840,825)

	For the Year Ended December 31, 2020
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	7,431,660	(7,431,660)	—
Revenues	—	—	—	625,488	—	625,488
Inter-company cost	—	(7,431,660)	—	—	7,431,660	—
Cost of Revenues	—	(445,878)	(22)	(368,236)	—	(814,136)
Gross (loss) profit	—	(7,877,538)	(22)	7,688,912	—	(188,648)
Operating (expenses) income:	(87,638,664)	460,992,486	(1,329)	(36,482,896)	—	336,869,597
Other operating income, net	—	—	—	27,358	—	27,358
Income (loss) from operations	(87,638,664)	453,114,948	(1,351)	(28,766,626)	—	336,708,307
Income (loss) before income tax expense and share of loss in equity method investments	(10,024,071)	457,768,626	(1,351)	(44,978,434)	—	402,764,770
Net income (loss)	397,883,388	40,530,134	(1,351)	(44,978,434)	—	393,433,738
Net income (loss) attributable to shareholders of ordinary shares	397,883,388	43,735,958	(1,351)	(44,924,729)	—	396,693,266
Total comprehensive income (loss)	384,983,137	56,893,455	(1,351)	(44,924,729)	—	396,950,512

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	18,704,249	27,364,313	3,946,966	8,048,205	—	58,063,733
Due from group companies	2,378,886,528	4,007,581,495	24,999,100	460,606,686	(6,872,073,809)	—
Current assets	2,397,590,777	4,343,634,971	51,959,707	476,562,669	(6,872,073,809)	397,674,315
Non-current assets	(2,142,020,476)	184,977,857	2,267,663	5,987,133	2,150,220,191	201,432,368
Total assets	255,570,301	4,528,612,828	54,227,370	482,549,802	(4,721,853,618)	599,106,683
Due to group companies	78,728,877	5,396,378,539	50,270,705	1,346,695,688	(6,872,073,809)	—
Current liabilities	210,261,096	5,553,738,250	52,602,160	1,619,634,828	(6,872,073,809)	564,162,525
Non-current liabilities	—	6,537,187	868,618	—	—	7,405,805
Total liabilities	210,261,096	5,560,275,437	53,470,778	1,619,634,828	(6,872,073,809)	571,568,330
Redeemable noncontrolling interest	—	—	—	—	—	—
Total equity (deficit)	45,309,205	(1,031,662,609)	756,592	(1,137,085,026)	2,150,220,191	27,538,353
Total liabilities, redeemable noncontrolling interest and equity (deficit)	255,570,301	4,528,612,828	54,227,370	482,549,802	(4,721,853,618)	599,106,683

	As of December 31, 2021
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	12,243,809	408,123,847	1,837,813	6,215,304	—	428,420,773
Due from group companies	2,358,774,226	4,139,687,950	24,999,100	465,441,678	(6,988,902,954)	—
Current assets	2,371,074,261	5,132,343,768	49,836,912	486,159,418	(6,988,902,954)	1,050,511,405
Non-current assets	(1,375,912,867)	203,490,552	3,985,115	7,878,993	1,420,365,177	259,806,970
Total assets	995,161,394	5,335,834,320	53,822,027	494,038,411	(5,568,537,777)	1,310,318,375
Due to group companies	12,689,811	5,596,909,959	50,222,208	1,329,080,976	(6,988,902,954)	—
Current liabilities	218,690,442	5,651,282,871	52,351,767	1,610,873,347	(6,988,902,954)	544,295,473
Non-current liabilities	—	—	2,196,465	370,877	—	2,567,342
Total liabilities	218,690,442	5,651,282,871	54,548,232	1,611,244,224	(6,988,902,954)	546,862,815
Redeemable noncontrolling interest	—	—	—	—	—	—
Total equity (deficit)	776,470,952	(315,448,551)	(726,205)	(1,117,205,813)	1,420,365,177	763,455,560
Total liabilities, redeemable noncontrolling interest and equity (deficit)	995,161,394	5,335,834,320	53,822,027	494,038,411	(5,568,537,777)	1,310,318,375

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	(3,741,000)	—	—	3,741,000	—
Sales of goods and services to Group Companies	—	—	—	3,741,000	(3,741,000)	—
Net cash provided by (used in) operating activities	(3,417,452)	(136,507,259)	(11,377,817)	(3,439,648)	—	(154,742,176)
Investment in group companies	—	(13,486,970)	—	—	13,486,970	—
Net cash provided by (used in) investing activities	(17,640,000)	(251,065,058)	—	6,432,549	13,486,970	(248,785,539)
Investment from group companies	—	—	13,486,970	—	(13,486,970)	—
Net cash provided by (used in) financing activities	26,655,443	21,017,217	—	(1,160,000)	(13,486,970)	33,025,690

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	(6,763,965)	—	—	6,763,965	—
Sales of goods and services to Group Companies	—	—	—	6,763,965	(6,763,965)	—
Net cash provided by (used in) operating activities	(1,230,116,807)	521,147,505	2,035,143	19,245,582	—	(687,688,577)
Investment in group companies	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	(134,027,128)	(197,383)	(7,658,562)	—	(141,883,073)
Investment from group companies	—	—	—	—	—	—
Net cash provided by (used in) financing activities	1,233,814,698	—	—	(6,378,690)	—	1,227,436,008

For the Year Ended December 31, 2020
Primary
Beneficiaries of
			Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

RMB
Purchases of goods and services from Group Companies	—	—	—	—	—	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	276,543,081	(389,202,315)	51	6,405,929	—	(106,253,254)
Investment in group companies	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	446,277,694	—	(8,014,486)	—	438,263,208
Investment from group companies	—	—	—	—	—	—
Net cash provided by (used in) financing activities	(268,141,059)	(37,795,136)	—	(4,750,000)	—	(310,686,195)

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

We recorded net income of RMB393.4 million for the year ended December 31, 2020, primarily due to gain on disposal of subsidiaries, which was of one-off nature. We recorded net loss of RMB416.8 million for the year ended December 31, 2021, primarily due to share-based compensation expense and interest expense (convertible note). We recorded net loss of RMB979.5 million (US$142 million) for the year ended December 31, 2022, primarily due to the decrease in revenue and we recorded a significant amount of impairment as the bear market for cryptocurrency in 2022. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on the competitiveness of our products and services as well as our ability to control costs and to provide new products and services to meet the market demands and attract new customers. Due to the numerous risks and uncertainties associated with our business, we may not be able to achieve profitability in the short-term or long-term.

We generated negative operating cash flows of RMB106.3 million, RMB687.7 million and RMB154.7 million (US$22.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had cash and cash equivalents of RMB428.4 million and RMB58.1 million (US$8.4 million), respectively. Furthermore, as of December 31, 2021 and 2022, we had working capital of RMB506.2 million and working capital deficit of RMB166.5 million (US$24.1 million), respectively. Our net current asset position as of December 31, 2021 was primarily due to the net cash provided by financing activities including proceeds from our follow-on offering and issuance of convertible notes in 2021, partially offset by cash used in operating activities mainly related to our cryptocurrency mining business in 2021. Our net current liabilities position as of December 31, 2022 was primarily due to continuous cash outflow in connection with our product development and sales and marketing activities. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will improve in the future. We may continue to incur losses, negative cash flows from operating activities and net current liabilities (total current liabilities exceeded total current assets or working capital deficit), which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB4,378.3 million (US$634.8 million) and working capital deficit of approximately RMB166.5 million (US$24.1 million) as of December 31, 2022. We also incurred recurring losess and generated negative cash flow from operating activities. These conditions, along with other matters raise substantial doubt about our ability to continue as a going concern for one year plus a day from the date the financial statements are issued.  If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We have been transitioning our business focus and our results of operations may be materially and adversely affected.

Historically, we primarily operated and developed proprietary and licensed online games. We previously made significant investment in developing our own proprietary games as well as offering games licensed from game licensors. We used to operate a number of games licensed from game licensors, most of which already expired or terminated. For example, we entered into license agreement with Smilegate and other parties to develop CrossFire New Mobile Game. We also entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. As we do not plan to continue allocating major resources in or to negotiate to regain any license for game development, our past investment into and devotion to game development may be futile. In 2019, we attempted to transition our business focus to electric vehicles and we expected to develop our electric vehicles business through a proposed joint venture with Faraday&Future Inc., or F&F. The electric vehicles business did not develop as we anticipated. Afterwards, we still operated our gaming business and recorded revenues of RMB0.6 million in 2020. In early 2021, we decided to step into cryptocurrency mining business and started to devote resources and establish collaboration relationship with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021 and the operation of a Non-Fungible Token platform NFTSTAR in late 2021. We experienced revenue growth in 2021. However, both cryptocurrency mining and Non-Fungible Token businesses heavily rely on the overall cryptocurrency market atmosphere. 2022 was a bear market for cryptocurrency compared to 2021. We experienced a decrease in revenue in 2022. Our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. During such process, our results of operations and financial condition may not be improved in a timely manner, or at all. Given the substantial uncertainties regarding the prospects of the cryptocurrency business, there can be no assurance that we will not transit our business focus again in the future. We may continue to explore other business opportunities. However, we cannot assure you that we will successfully transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

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

To meet our anticipated working capital needs, we are considering multiple alternatives. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.” There can be no assurance that we will be able to complete any such transaction on acceptable terms or at all. If we are unable to obtain the necessary capital, we may need to seek to be acquired by another entity or cease operations. Meanwhile, any equity or debt financing may result in dilution to our existing shareholders’ interests or an increase in our debt service obligations. We have entered into several equity and debt financing transactions that have such dilutive effect in the past few years and may continue to enter into such transactions from time to time. For details of our material equity and debt financing transactions, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

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

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets/cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. When the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the Howey test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations.

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

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the cryptoeconomy. For example, following the failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks, Voyager and Three Arrows Capital in 2022 (the “2022 Events”), the U.S. Congress expressed the need for both greater federal oversight of the cryptoeconomy and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws, and regulations relating to crypto assets and the cryptoeconomy generally, and crypto asset platforms in particular. The failures of risk management and other control functions at other companies that played a role in the 2022 Events could accelerate an existing regulatory trend toward stricter oversight of crypto asset platforms and the cryptoeconomy. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. For example, under recommendations from the Financial Crimes Enforcement Network (“FinCEN”), and the Financial Action Task Force (“FATF”), the United States and several foreign jurisdictions have or are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. We may face substantial costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. In December 2020, FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from us, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial costs to operationalize and comply with these rules.

If we acquire digital securities, even unintentionally, we may violate the Investment Company Act of 1940 and incur potential third-party liabilities.

We intend to comply with the 1940 Act in all respects. To that end, if holdings of cryptocurrencies are determined to constitute investment securities of a kind that subject the Company to registration and reporting under the 1940 Act, the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune. Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. As noted above, the SEC has not stated whether Bitcoin and cryptocurrency is an investment security, as defined in the 1940 Act.

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

For example, in March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid. The miners will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

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

For example, our or our partners’ mining facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, mining facilities could be materially and adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Insurance which we may purchase from the market may not cover the replacement cost of any lost or damaged miners, or any interruption of our mining activities; therefore our insurance may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in our network, such mining facilities may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business may be magnified as we further expand operations in various countries.

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

Additionally, our mining operations could be materially and adversely affected by prolonged power outages. Although our miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run miners on back-up power generators for extended periods of time. Therefore, we may have to reduce or cease our operations in the event of an extended power outage, or as a result of the unavailability or increased cost of electrical power. If this were to occur, our business and results of operations could be materially and adversely affected, and investors in our securities could be harmed.

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

The digital asset exchanges on which the digital assets trade are new and, in most cases, largely unregulated. Furthermore, many digital asset exchanges (including several of the most prominent U.S. dollar denominated digital asset exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. In 2022, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, have experienced increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole.

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

Bitcoin market exposure to financially troubled cryptocurrency-based companies.

The failure of several crypto platforms has impacted and may continue to impact the broader crypto economy; the full extent of these impacts may not yet be known. Bitcoin is part of the cryptocurrency environment and is subject to price volatility resulting from financial instability, poor business practices, and fraudulent activities of players in the cryptocurrency market. When investors in cryptocurrency and cryptocurrency-based companies experience financial difficulty as a result of price volatility, poor business practices, and/or fraud, it has, and may cause loss of confidence in the cryptocurrency space, reputational harm to cryptocurrency assets, heightened scrutiny by regulatory authorities and law makers, and a steep decline in the value of Bitcoin, among other material impacts. Such adverse effects have, and may in the future, affect the profitability of our Bitcoin mining operations.

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

Further, political or economic crises may create increased uncertainty and price changes. Inflation has caused the price of materials to increase leading to increased expenses to our business. Global crises and economic downturns may also have the effect of discouraging investment in Bitcoin as investors shift their investments to less volatile assets. Such shift could have a materially adverse effect on our business, operations and the value of the Bitcoin we mine or the institutional data center clients we host.

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

We primarily rely on cold self-storage to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, our designated self-custody security system may not be impenetrable and may not be free from defect or immune to acts of God, and any loss due to a security breach, software defect or act of God will be borne by the Company.

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

We have limited insurance coverage, including that covering our crypto assets which may be held in the custody accounts at custodians of the crypto assets, subject to the policy caps. A loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

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

Although currently digital assets are not regulated or are lightly regulated in most countries, including the United States. In September 2021, PRC authorities issued the new regulations which made it clear that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. Provision of services by overseas virtual currency exchanges to mainland China residents via the internet is also considered to be an illegal financial activity. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name. The virtual currency mining activities have been treated as the eliminated industry, and listed as the eliminated industries into Catalogue for Guiding Industry Restructuring (2019 version). One or more countries such as Russia may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

The loss or destruction of a private key required to access a digital asset may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to our Company’s digital assets could adversely affect an investment in our Company.

Digital assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the digital assets are held. We are required by the operation of digital asset networks to publish the public key relating to a digital wallet in use by us when it first verifies a spending transaction from that digital wallet and disseminates such information into the respective network. We safeguard and keep private the private keys relating to our digital assets; to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the digital assets held by it and the private key will not be capable of being restored by the respective digital asset network. Any loss of private keys relating to digital wallets used to store our digital assets could adversely affect an investment in us.

Because many of our digital assets are held by digital asset exchanges, we face heightened risks from cybersecurity attacks and financial stability of digital asset exchanges.

We may transfer our digital asset from our wallet to digital asset exchanges prior to selling them. Digital assets not held in our wallet are subject to the risks encountered by digital asset exchanges including a dDoS Attack or other malicious hacking, a sale of the digital asset exchange, loss of the digital assets by the digital asset exchange and other risks similar to those described herein. While we may have a custodian agreement with various providers that hold our digital assets, these digital asset custodians provide only limited insurance over all crypto assets under their custody, and may lack the resources to protect against hacking and theft. If this were to occur, we may be materially and adversely affected.

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

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin, we may lose some or all of our Bitcoin and our financial condition and results of operations could be materially and adversely affected

Security breaches and cyberattacks are of particular concern with respect to our Bitcoin. Bitcoin and other blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds our Bitcoin. Such a loss could have a material adverse effect on our financial condition and results of operations.

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

We may be subject to various tax obligations associated with mining in countries where we have hosting agreements for our machines in the future, including the so-called tax on mining in Kazakhstan and Kyrgyzstan, effectively a surcharge on the electricity price per kW/h. Although crypto assets obtained through crypto mining operations are not currently taxed in jurisdictions such as Russia, we cannot guarantee the case will always be true in the future. If relevant governments promulgate new tax regimes that will subject our operation to additional tax liabilities, our business operations might be materially affected.

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

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse material effect on the successful development and adoption of our NFT business.

The growth of the blockchain industry in general, as well as the blockchain networks on which our NFT business relies, is subject to a high degree of uncertainty. The factors affecting the further development of blockchain networks and digital assets, include, without limitation:

●	worldwide growth in the adoption and use of digital assets and other blockchain technologies;

●	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
●	the maintenance and development of the open-source software protocol of blockchain networks;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
●	the extent to which current purchaser interest in cryptocurrencies represents a speculative “bubble;”
●	the extent to which historic price volatility in cryptocurrencies and digital assets continues into the future;
●	general economic conditions in the United States and the world;
●	the regulatory environment relating to cryptocurrencies and blockchains; and
●	a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

Moreover, if and to the extent we are unable to successfully expand our NFT business, we may incur unanticipated costs and losses, and face other adverse consequences, such as negative reputational effects. In addition, the actual effects of pursuing these initiatives may differ, possibly materially, from the benefits that we expect to realize from them, such as the generation of additional revenues.

The digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of our NFT business and, as a result, adversely affect the future prospects of our NFT business as well as our financial results and financial condition.

The operation of our NFT trading and community platform is dependent on accepted and secured blockchain.

Our ability to operate our NFT trading and community platform is dependent on accepted and secured blockchain. Failure to maintain a secured and reliable blockchain will adversely affect our ability to operate a platform where our users can trade, purchase and sell their NFTs. Shut down of blockchains, such as Polygon and Ethereum blockchains we use, could cause the trading of historically issued NFTs to be temporarily suspended on the secondary market, thereby decreasing the royalty fees we could earn. Furthermore, if a blockchain becomes known for being susceptible to hacks and manipulation by malicious players, our customers may be hesitant to purchase NFTs built on that blockchain. As a result, we will have to identify alternative public blockchains for NFT development, which could be both costly and time-consuming to us.

There can be no assurance that the market for NFTs will be developed and sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent. Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If no market develops for NFTs in the future, it may be difficult or impossible for us to develop and maintain a platform where our users can trade, purchase and sell their NFTs. If we could not receive transaction fees from secondary market due to these users being unable to trade, purchase and sell their NFTs, our business operations and financial performance may be negatively affected.

The value of NFT is uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art pieces. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. If any of these bust cycles were to occur, it could adversely affect the value of certain of our future strategies.

In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets are also applicable to NFTs, which will subject us to general digital assets risks. Digital assets are currently considered indefinite-lived intangible assets under applicable accounting rules, meaning that any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale, which may adversely affect our operating results in any period in which such impairment occurs. There is no guarantee that future changes in GAAP will not require us to change the way we account for digital assets held by us.

Digital assets, as intangible assets without centralized issuers or governing bodies, have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities, as well as human errors or computer malfunctions that may result in the loss or destruction of private keys needed to access such assets. While we intend to take all reasonable measures to secure any digital assets, if such threats are realized or the measures or controls we create or implement to secure our digital assets fail, it could result in a partial or total misappropriation or loss of our digital assets, and our financial condition and operating results may be harmed.

At this time, the regulation of digital assets and NFTs remains in an early stage. The extent to which securities laws or other regulations apply or may apply in the future to such assets is unclear at this time. However, on March 9, 2022, the White House issued an Executive Order on Ensuring Responsible Development of Digital Assets proposing, among other things, regulation of digital assets. Future regulation of such assets may increase our compliance costs or adversely impact our business.

While NFTs themselves are not likely to be classified as securities, further questions may hinge on the specific facts and circulations surrounding their creation, promotion and sale.

Under the Howey test, an asset constitutes an investment contract, and thus qualify as a security, when it represents a transaction involving (1) an investment of money, (2) in a common enterprise, (3) where profits are reasonably expected to be derived from the managerial or entrepreneurial efforts of others. An asset may fall outside the investment contract definition when it is acquired primarily for personal use rather than passive investment. Where the profits sought by purchasers are based on their own efforts or market forces of supply and demand, the Howey test may not be satisfied.

There are strong grounds to conclude the NFTs are not considered investment contracts under Howey, as each NFT is a unique, one-of-a-kind digital asset, there is arguably no common enterprise involved in the NFT’s purchase or sale. Further, many purchasers of NFTs buy them because of their consumptive value, that is, the buyers enjoy owning them in their own right, not because of any potential profit that ownership might bring. Even though some buyers of NFTs may seek to profit based on the possibility that they appreciate in value in the future, such value appreciation is likely to be more closely tied to its rarity and market forces than any ongoing managerial or entrepreneurial efforts of the sellers.

Nevertheless, courts have held that the manner in which the underlying asset is promoted to purchasers may give rise to an investment contract under Howey if they create a reasonable expectation of profits based on the managerial efforts of others. The concern here is that such marketing could transform a non-security into a security, such as that in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., in which a secondary market for the instruments was touted. Central to determining whether a security is being sold is how it is being sold and the reasonable expectations of purchasers. For example, when someone buys a housing unit to live in, it is probably not a security, but under certain circumstances, the same asset can be offered and sold in a way that causes investors to have a reasonable expectation of profits based on the efforts of others. If the housing unit is offered with a management contract or other services, it can be a security. Similarly, when a certificate of deposit, exempt from being treated as a security under Section 3 of the Securities Act, is sold as a part of a program organized by a broker who offers retail investors promises of liquidity and the potential to profit from changes in interest rates, Gary Plastic holds that the instrument can be part of an investment contract that is a security.

We do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. Our NFTs, here, are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations in the field of cryptocurrency. If we are deemed to engage in, or facilitate, transactions in unregistered securities, it could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

It is uncertain whether certain cryptocurrencies fall within the definition of a “security” under the U.S. federal, state or foreign securities laws. If one of the cryptocurrencies that we possess are deemed to be a security under any U.S. federal or state or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency, and we could be subject to legal or regulatory action.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. U.S. Supreme Court case law and the SEC staff have indicated that the determination as to whether a cryptocurrency is a security or not depends on the characteristics and use of that particular asset. As a result, determination as to whether a particular cryptocurrency is a security is a highly complex, fact-driven analysis whose outcome is difficult to predict. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin or Ethereum are securities in their current form. Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

With respect to Ethereum, proof-of-stake mechanism might have brought Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey Test’s “expectation of profit.” In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, it was argued that by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

The determination as to whether a cryptocurrency is a security is a fact-driven analysis and the outcome may be difficult to predict. Our risk-based assessments about whether certain cryptocurrencies are securities are not legal determinations. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency.

To the extent that the SEC or a court determines that any cryptocurrency supported by a trading platform is a security, that determination could prevent the platform from continuing to facilitate the trading of that cryptocurrency. It could also result in regulatory enforcement penalties and financial losses to the platform if it was determined to have liability to its customers and thus had to compensate them for any losses or damages. Such a platform could also be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer without appropriate registration. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded those cryptocurrencies and suffered trading losses might also seek to rescind the transactions facilitated by the platform on the basis that such trades were conducted in violation of applicable law, which could subject the trading platform operator to significant liability and losses.

Our business may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Substantially all of our employees are located in Shanghai. Our employees in Shanghai were unable to go to our offices for an extended period. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. While many of the restrictions on movement within China have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. In addition, the highly-transmissible Delta and Omicron variant of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19, and their impacts on our customers’ budget and spending more broadly. Since December 2022, China began to modify restrictive measures associated with COVID-19 and had downgraded its management of COVID-19 to Class-B on January 8, 2023 in accordance with the Law of the People’s Republic of China on Prevention and Treatment of Infectious Disease. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to the developments. We will need time to recover from the economic effectives of the pandemic even after business conditions begin to return to normal. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report. The extent of any business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time.

If we fail to timely accomplish our business goals due to the COVID-19 related disruptions, our business may be materially and adversely affected. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations, financial condition and cash flow will depend on future developments, which are highly uncertain and cannot be predicted.

COVID-19 has caused delays in the development of the data centers where we plan to deploy our mining machines. Our foreign strategic partners face similar delays in their respective countries.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since December 2022, China began to modify restrictive measures associated with COVID-19 and had downgraded its management of COVID-19 to Class-B on January 8, 2023 in accordance with the Law of the People’s Republic of China on Prevention and Treatment of Infectious Disease. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to the developments. We will need time to recover from the economic effectives of the pandemic even after business conditions begin to return to normal. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in Chinese mainland. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect cybersecurity and effectively ensure the alignment between the Cyber Security Law and other newly promulgated laws and regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. In addition, the Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

Since 2021, the PRC government authorities have increasingly focused on the protection of personal information and are improving the legislative system on information and data security continuously. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, we cannot rule out the possibility that we may be deemed as a critical information infrastructure operator under the laws and regulations of Chinese mainland. A final version of the Draft Measures is adopted and the definition of “critical information infrastructure operators” remains unclear. If we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of Chinese mainland, we must fulfill certain obligations as required under such cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the territory of Chinese mainland during our operations in Chinese mainland, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. On December 28, 2021, thirteen ministries and commissions, including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, and the State Cryptography Administration, issued the Measures for Cybersecurity Review (2021), which emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Measures for Cybersecurity Review that took effect on February 15, 2022 provide that the purchase of network products and services by critical information infrastructure operator and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the present Measures. In connection with offering and listing in an overseas market, an online platform operator who possesses the personal information of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Measures for Cybersecurity Review (2021) and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures for Cybersecurity Review (2021) and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws on cybersecurity in Chinese mainland would have a material adverse impact on our business.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

On February 24, 2023, the CAC issued the Measures for Standard Contract on Personal Information Export (“the Measures”), which will take effect on June 1, 2023, and the Standard Contract on Personal Information Export (“the Standard Contract”). The Measures consist of 13 articles, clarifying the scope of application, applicable conditions, requirements for supporting personal information protection impact assessments, record-keeping requirements, and other related matters for the standard contract on personal information export. If a personal information processor provides personal information to overseas parties by entering into standard contracts, it shall meet the following conditions at the same time:(1) It shall not be a operator of critical information infrastructure; (2) The number of individuals whose personal information is processed shall be less than 1 million; (3) The cumulative number of individuals whose personal information has been provided to overseas parties shall be less than 100,000 since January 1 of the previous year; (4) The cumulative number of individuals whose sensitive personal information has been provided to overseas parties shall be less than 10,000 since January 1 of the previous year. As of the issuance date of this annual report, the Company does not involve providing personal information to overseas organizations, and there is no situation of providing personal information to overseas data processors. However, the Measures do not clarify whether the regulations still apply to companies providing personal information of their own directors and senior executives (such as their names, ages, and addresses that need to be disclosed in prospectuses) to overseas intermediaries and regulatory authorities. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of Chinese mainland on personal information export would have a material adverse impact on our business.

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

Our mining machines are located in the U.S., Canada, Russia, Kyrgyzstan and Kazakhstan. We are in the process to obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among others, our mining machines. Operators of data centers are holders of their own insurance policies. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in Chinese mainland engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in Chinese mainland engaged in business activities that were not within the authorized scope of their respective licenses in the past. The relevant PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could negatively impact our business, financial condition and operations.

We conduct certain of our mining operations in Russia by entering into hosting agreements pursuant to which our machines are co-located and operated in data centers in Russia. Our mining business in Russia contributed to approximately 8.1% of our revenue in 2022. We cannot assure you that our ability to continue using and paying for hosting services provided by Russian partners will not be materially affected by any such sanctions or other restrictions in the future.

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

On April 20, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) added to its list of Specially Designated Nationals (the “SDN List”) certain companies operating in Russia’s virtual currency mining industry, including BitRiver AG (“BitRiver”). In the past, we partnered with BitRiver to carry out our mining business in Russia. Our mining business with BitRiver, our sole mining partner in Russia, contributed to approximately 8.1% of our revenue in 2022. OFAC included BitRiver on the SDN List pursuant to Executive Order 14024, for operating or having operated in the technology sector of the Russian Federation’s economy. BitRiver’s Russia-based subsidiaries were put on the SDN List, also pursuant to Executive Order 14024, for being owned or controlled by, or for having acted or purported to act for or on behalf of, directly or indirectly, BitRiver. Any entity in which BitRiver, or any of its designated subsidiaries, has a 50% or greater, direct or indirect, ownership interest is also subject to U.S. sanctions. Such sanctions may materially affect our mining operations in Russia, and we have decided to terminate our partnership with BitRiver. In response to the sanctions, we plan to (i) dispose of our mining machines, (ii) transfer our mining machines outside of Russia, or (iii) for those mining machines not transferred or disposed of, sign hosting agreements with entities located outside of Russia. As of the date of this annual report, as part of the termination arrangements, our operations with BitRiver have been downsized. We expect to wind up such operations completely by the end of 2023. If we are not able to successfully mitigate some or all disruptions due to our termination of such relationship and the disposal or relocation of our mining machines, there could be a material adverse impact on our business, financial condition and results of operations.

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

A significant deficiency in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, identified significant deficiency as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

For the year ended December 31,2022, the significant deficiency identified related to the untimely period-end closing of our subsidiaries abroad. To remedy our identified significant deficiency, we will strengthen the management of our subsidiaries, we will improve and perfect our reporting process.

In documenting our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

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

In preparing our consolidated financial statements for the fiscal year ended December 31, 2020 and 2021, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2021, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We took improvement measures and we believe our internal control over financial reporting was improved. However, we still identified significant deficiency for the year ended December 31, 2022. The significant deficiency identified related to the untimely period-end closing of our subsidiaries abroad. To remedy our identified significant deficiency, we will strengthen the management of our subsidiaries, we will improve and perfect our reporting process.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current laws and regulations of Chinese mainland. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our Chinese mainland subsidiaries are considered foreign-invested enterprises. To comply with laws and regulations of Chinese mainland, we conduct our operations in Chinese mainland through a series of contractual arrangements entered into the variable interest entity in Chinese mainland and its Chinese mainland subsidiaries, including Shanghai IT.

In the opinion of our PRC legal counsel, (i) the ownership structures of the variable interest entity in Chinese mainland and the Chinese mainland subsidiaries that have entered into contractual arrangements with the variable interest entity, including Shanghai IT, comply with all existing laws and regulations of Chinese mainland; and (ii) the contractual arrangements between the Chinese mainland subsidiaries, including Shanghai IT, the variable interest entity and its respective shareholders governed by laws of Chinese mainland are valid, binding and enforceable, and will not result in any violation of laws or regulations of Chinese mainland currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in Chinese mainland primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and the securities we are registering may significantly decline in value or become worthless, if the determinations, changes, or interpretations result in our inability to conduct business operations of the consolidated variable interest entity. Our holding company in the Cayman Islands, the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in Chinese mainland; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new laws or regulations of Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity are found to be in violation of any existing or future laws or regulations of Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between certain of our Chinese mainland subsidiaries and the variable interest entity;
●	imposing fines, confiscating the income from the variable interest entity, or imposing other requirements with which we or the variable interest entity may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entity and deregistering the equity pledges of the variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or conduct business operations through contractual arrangements with the consolidated variable interest entity; or
●	restricting or prohibiting our use of the proceeds of any of our financing outside of Chinese mainland to finance our business and operations in Chinese mainland.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entity in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of laws and regulations of Chinese mainland. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entity or our right to receive substantially all the economic benefits and residual returns from the variable interest entity and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entity in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our Chinese mainland subsidiaries and the variable interest entity comply with current laws and regulations of Chinese mainland, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements in Chinese mainland, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of Chinese mainland. If the PRC government determines that we or the variable interest entity do not comply with applicable law, it could revoke the variable interest entity’s business and operating licenses, require the variable interest entity to discontinue or restrict the variable interest entity’s operations, restrict the variable interest entity’s right to collect revenues, block the variable interest entity’s websites, require the variable interest entity to restructure our operations, impose additional conditions or requirements with which the variable interest entity may not be able to comply, impose restrictions on the variable interest entity’s business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entity that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entity’s business operations or restrict the variable interest entity from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entity’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entity, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of Chinese mainland, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the variable interest entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of Chinese mainland, and adjust the taxable income of the variable interest entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entity for PRC tax purposes, which could in turn increase its tax liabilities without reducing tax expenses of our Chinese mainland subsidiaries. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in Chinese mainland, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The FIL embodies an expected regulatory trend in Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the FIL, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our business operations conducted through contractual arrangements with the consolidated variable interest entity will not be deemed as foreign investment in the future. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2020), or the 2020 Negative List, was jointly issued by the Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, on June 23, 2020, which took effect on July 23, 2020, and the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021), or the 2021 Negative List, was jointly issued by the MOC, and the NDRC, on December 27, 2021, which took effect on January 1, 2022. The 2020 Negative List and the 2021 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2020 Negative List and the 2021 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other laws of Chinese mainland. Our current business operations in Chinese mainland falls in the “prohibited” industry for foreign investment. However, even though FIL does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our Chinese mainland subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Laws and regulations of Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of Chinese mainland.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under laws of Chinese mainland. Various regulations of Chinese mainland currently restrict foreign or foreign-owned entities from holding certain licenses required in Chinese mainland to provide online game operation services over the internet, including ICP, internet culture operation and internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, the variable interest entity, to hold and maintain the licenses necessary for the operation of our online games in Chinese mainland.

In July 2006, the MIIT issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in Chinese mainland. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant regulations of Chinese mainland. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to MIIT before November 1, 2006. Since the MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the MII Notice. All relevant transfers have been completed and relevant approvals have been obtained.

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (formerly known as the General Administration of Press and Publication, or GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in online game operation businesses in Chinese mainland indirectly or in a disguised manner by establishing joint venture companies or entering into relevant agreements with, or by providing technical supports to, such online game operation companies in Chinese mainland, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, or the Network Publication Measures, which took effect in March 2016. Pursuant to the Network Publication Measures, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within Chinese mainland or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is unclear whether the authorities will deem the variable interest entity structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in Chinese mainland and online game operation in Chinese mainland.

Subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our Chinese mainland subsidiaries and variable interest entity comply with all applicable laws, rules and regulations of Chinese mainland, and no consent, approval or license is required under any of the existing laws and regulations of Chinese mainland for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of Chinese mainland. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our Chinese mainland subsidiaries or variable interest entity are found to be in violation of any existing or future laws or regulations of Chinese mainland, including the MII Notice, the GAPP Circular and the Network Publication Measures, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements for our operations and operating licenses in Chinese mainland, which may not be as effective as direct ownership.

Because the PRC government restricts our ownership of ICP, internet culture operation and internet publishing businesses in Chinese mainland, we primarily depend on Shanghai IT, in which we have no ownership interest, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to conduct business operations through contractual arrangements with Shanghai IT. Such contractual arrangements may not be as effective as direct ownership. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under laws of Chinese mainland, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

These contractual arrangements are governed by laws of Chinese mainland and provide for the resolution of disputes through arbitration in Chinese mainland. The legal environment in Chinese mainland is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2020, 2021 and 2022, Shanghai IT contributed 100.0%, 0.9% and 0.2%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

We believe that our option to purchase all or part of the equity interests in Shanghai IT, when and to the extent permitted by laws of Chinese mainland, or request any existing shareholder of Shanghai IT to transfer all or part of the equity interest in Shanghai IT to another person or entity of Chinese mainland designated by us at any time in our discretion, and the rights under the Shareholder Voting Proxy Agreement that the shareholders of Shanghai IT have granted to us, effectively enable us to have the ability to cause the related contractual arrangements to be renewed when needed. However, if we are not able to effectively enforce these agreements or otherwise renew the relevant agreements when they expire, our ability to receive the economic benefits of Shanghai IT may be adversely affected.

Our ability to enforce the Equity Pledge Agreements between us and the shareholders of Shanghai IT may be subject to limitations based on laws and regulations of Chinese mainland.

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly-owned Chinese mainland subsidiaries, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., or Shanghai Hui Ling, our wholly-owned subsidiary in Chinese mainland and a party to the Call Option Agreement, to replace or designate another person or entity in Chinese mainland to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT pledged to us was stated as RMB23.0 million, which represent 100% of the registered capital of Shanghai IT. The Equity Pledge Agreements with the shareholders of Shanghai IT provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT. However, it is possible that a court of Chinese mainland may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured under the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court of Chinese mainland as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT for the benefit of us.

The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.

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

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Shanghai IT were not made on reasonable or arm’s length commercial terms or otherwise. If this were to occur, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of costs and expenses recorded by the variable interest entity, which could adversely affect us by: (i) increasing the tax liability of the variable interest entity without reducing the tax liability of our other Chinese mainland subsidiaries, which could further result in late payment fees and other penalties to the variable interest entity for underpaid taxes; or (ii) limiting the abilities of the variable interest entity to maintain preferential tax treatments and other financial incentives.

Risks Related to Doing Business in China

Our business may be adversely affected by public opinion and government policies in China.

Due to the population of mobile internet and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continuously spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders all relevant governmental authorities to take all necessary actions in implementing such measures. In August 2021, GAPPRFT issued the Notice by the National Press and Publication Administration of Further Imposing Strict Administrative Measures to Prevent Minors from Becoming Addicted to Online Games, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, all online game enterprises can only provide minors with one hour of online game services between 8 p.m. and 9 p.m. on Friday, weekends and statutory holidays, and are not allowed to provide online game services in any form to minors in any other time. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in Chinese mainland are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

The laws and regulations governing the online game industry in Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.

The online game industry in Chinese mainland is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, MIIT, GAPPRFT, the Ministry of Culture and the Tourism (formerly known as the Ministry of Culture), or MCT, the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an internet content provider must obtain a value-added telecommunications business operating license for ICP, or ICP License, in order to engage in any commercial ICP operations within Chinese mainland. In addition, an online games operator must also obtain a license from the MCT and a license from GAPPRFT in order to distribute games through the internet. Furthermore, an online game operator is required to obtain approval from the MCT in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to obtain or maintain any of the required filings, permits or approvals in the future, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of Chinese mainland applicable to the online gaming industry. We cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable laws and regulations of Chinese mainland currently in effect, we cannot assure you that we will not be found in violation of any current or future laws and regulations of Chinese mainland.

Regulation and censorship of information disseminated over the internet in Chinese mainland may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.

The PRC government has adopted certain regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates laws and regulations of Chinese mainland, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

MCT has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas.

MCT has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by GAPPRFT prior to the commencement of games operations in Chinese mainland. Failure to obtain or renew approvals or to complete filings for online games, including mobile games, may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in Chinese mainland, we have not yet completed filings with the Ministry of Culture and GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

In addition, MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of laws of Chinese mainland prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website maintained outside Chinese mainland at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

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

The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our former and current auditors, the independent registered public accounting firms that issue the audit report included elsewhere in this annual report, as auditors of companies with securities that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our former auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. Our former auditor was subject to the determinations announced by the PCAOB on December 16, 2021. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Chinese mainland and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Chinese mainland and Hong Kong that are subject to the PCAOB inspections. Our current independent registered public accounting firm, RBSM LLP (“RBSM”) is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. Our current auditor is not headquartered in Chinese mainland or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. Our former auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. Our former auditor was subject to the determinations announced by the PCAOB on December 16, 2021. Our current auditor is not headquartered in Chinese mainland or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our current auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be adversely affected by the complexity, uncertainties and changes in regulation in Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

We only have contractual control over our websites. We do not directly own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in Chinese mainland, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in Chinese mainland. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai IT currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing laws, regulations and policies in Chinese mainland and possible new laws, regulations or policies in Chinese mainland relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in Chinese mainland, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in Chinese mainland or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business globally through our subsidiaries in the U.S., Kazakhstan, Hong Kong and Singapore, and we have significantly reduced our business operation through the variable interest entity in Chinese mainland. Our operations in Chinese mainland are governed by laws and regulations of Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million user’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the thirteen ministries and commissions including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, the State Cryptography Administration issued the Measures for Cybersecurity Review(2021), emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises(“the Trial Measures”), which will become effective on March 31,2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i).

Trial Measures remain uncertain when dose the overseas listed company need to obtain such approvals from the CSRC, and Measures for Cybersecurity Review(2021) remain uncertain whether we are required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of Chinese mainland, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. After the middle of 2021, substantially all of our revenue is generated from our subsidiaries outside of Chinese mainland. However, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us may still have a material adverse effect on our ability to conduct our business. If our Chinese mainland subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our Chinese mainland subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.”

Under laws and regulations of Chinese mainland, our Chinese mainland subsidiaries, as wholly foreign-owned enterprises in Chinese mainland, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by foreign exchange policies in Chinese mainland, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Very limited hedging options are available in Chinese mainland to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of Chinese mainland that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange in Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, we no longer derive a significant portion of our revenues from Chinese mainland and most of our revenues are not denominated in RMB. For the limited portion of revenues that are denominated in RMB, restrictions on currency exchange in Chinese mainland limit our ability to utilize revenues generated in RMB to fund our business activities outside of Chinese mainland, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in Chinese mainland is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside of Chinese mainland unless the prior approval of SAFE or designated banks is obtained. Although the government regulations of Chinese mainland now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under capital account of our Chinese mainland subsidiaries, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. As a result, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in Chinese mainland or an entity in Chinese mainland, the funds may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash.

Regulation in Chinese mainland of loans to and direct investment in entities in Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in Chinese mainland through our Chinese mainland subsidiaries and the variable interest entity. We may make loans to our Chinese mainland subsidiaries and the variable interest entity subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned Chinese mainland subsidiaries, we may establish new Chinese mainland subsidiaries and make capital contributions to these new Chinese mainland subsidiaries, or we may acquire offshore entities with business operations in Chinese mainland in an offshore transaction.

Most of the aforementioned ways of making loans or investments in entities in Chinese mainland are subject to regulations and approvals of Chinese mainland. For example, any loans to our Chinese mainland subsidiaries and the variable interest entity are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of Chinese mainland. If we decide to finance our wholly owned subsidiary in Chinese mainland by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within Chinese mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in Chinese mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our Chinese mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in Chinese mainland. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in Chinese mainland, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we conduct business operations through contractual arrangement with the consolidated variable interest entity through contractual arrangements, we are not able to make capital contribution to the variable interest entity and its subsidiaries; however, we may provide financial support to them by loans. Under relevant laws and regulations of Chinese mainland, loans to the variable interest entity directly from the Cayman entity shall not exceed 200% of the net assets of the relevant variable interest entity, whereas loans from our Chinese mainland subsidiaries, subject to relevant laws and regulations of Chinese mainland concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our Chinese mainland subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the variable interest entity. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

In light of the various requirements imposed by regulations of Chinese mainland on loans to and direct investment in entities in Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our Chinese mainland subsidiaries or the variable interest entity or its subsidiaries or with respect to future capital contributions by us to our Chinese mainland subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in Chinese mainland may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Regulations of Chinese mainland relating to the establishment of offshore special purpose companies by residents of Chinese mainland may subject our resident shareholders in Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 and its detailed guidelines require residents of Chinese mainland to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing. SAFE Circular 37 further requires that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of Chinese mainland, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of Chinese mainland, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of Chinese mainland must register such changes with the local branch of SAFE on a timely basis.

We have requested all of our shareholders who, based on our knowledge, are residents of Chinese mainland or whose ultimate beneficial owners are residents of Chinese mainland to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. We cannot assure you that the beneficial owners in Chinese mainland of our company and our subsidiaries have completed the required SAFE registrations or complied with other related requirements. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in Chinese mainland of our company and our subsidiaries may subject us or such resident shareholders of Chinese mainland to fines and other penalties. It may also limit our ability to contribute additional capital to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulation in Chinese mainland of direct investment and loans by offshore holding companies to entities in Chinese mainland may delay or limit us from using offshore assets, including the proceeds of our initial public offering and other offering, to make additional capital contributions or loans to our subsidiary in Chinese mainland.

We are an offshore holding company conducting our operations in Chinese mainland through our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries. We may make loans to our subsidiary in Chinese mainland, the variable interest entity and its subsidiaries, subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiary in Chinese mainland.

Any loans to our Chinese mainland subsidiaries, which are treated as foreign-invested enterprises under laws of Chinese mainland, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) direct or indirect payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).In light of the various requirements imposed by regulations of Chinese mainland on loans to and direct investment in entities in Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiary in Chinese mainland may be negatively affected, which could adversely affect the liquidity of our subsidiary in Chinese mainland and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Failure to comply with regulations of Chinese mainland regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in Chinese mainland or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, residents of Chinese mainland who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of Chinese mainland must retain a qualified agent in Chinese mainland, which could be a subsidiary in Chinese mainland of such overseas publicly listed company or another qualified institution selected by such subsidiary in Chinese mainland, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the agent in Chinese mainland is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the agent in Chinese mainland or the overseas entrusted institution or other material changes. We and our employees in Chinese mainland who have been granted stock incentive awards are be subject to these regulations. However, neither our plan participants in Chinese mainland nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the relevant registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our plan participants in Chinese mainland to complete their SAFE registrations may subject these residents in Chinese mainland or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in Chinese mainland, limit the ability of our subsidiary in Chinese mainland to distribute dividends to us, or otherwise materially and adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under laws of Chinese mainland.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries, and we have gradually and significantly reduced our business operation through the variable interest entity in Chinese mainland. Our Chinese mainland subsidiaries are generally subject to laws and regulations applicable to foreign investment in Chinese mainland and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in Chinese mainland to conduct business operations. Almost all of the agreements under those contractual arrangements are governed by laws of Chinese mainland and disputes arising out of these agreements are expected to be decided by arbitration in Chinese mainland. The legal system of Chinese mainland is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Legislation and regulations of Chinese mainland have significantly enhanced the protections afforded to various forms of foreign investments in Chinese mainland for the past decades. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

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

We may not be able to pursue growth through strategic acquisitions in Chinese mainland due to complicated procedures under PRC laws and regulations for foreign investors to acquire companies in Chinese mainland.

In recent years, certain laws and regulations of Chinese mainland have established procedures and requirements that are expected to make merger and acquisition activities in Chinese mainland by foreign investors more time-consuming and complex. These laws and regulations include, without limitation, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Anti-Monopoly Law and the MOFCOM Security Review Rules. In some instances, MOFCOM needs to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in Chinese mainland. The approval by MOFCOM may also need to be obtained in circumstances where overseas companies established or controlled by enterprises or residents in Chinese mainland acquire affiliated domestic companies. Laws and regulations of Chinese mainland also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors shall be subject to the security review by MOFCOM, the principle of substance over form shall be applied. In particular, foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the laws and regulations of Chinese mainland to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share. Furthermore, it is uncertain whether the M&A Rules, security review rules or the other regulations of Chinese mainland regarding the acquisitions of companies in Chinese mainland by foreign investors will be amended when the FIL becomes effective in the future.

The continued growth of Chinese mainland’s internet market depends on the establishment of adequate telecommunications infrastructure.

Although private sector internet service providers currently exist in Chinese mainland, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of Chinese mainland’s MIIT. In addition, the national networks in Chinese mainland connect to the internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic user in Chinese mainland can connect to the international internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in Chinese mainland may not support the demands necessary for the continued growth in internet usage.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We no longer conduct substantially all of our operations in China and substantially all of our assets are no longer located in China. However, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-Chinese mainland jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of Chinese mainland. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—General Risks Related to Our Shares, ADSs and Warrants—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Our Chinese mainland subsidiaries are subject to restrictions on paying dividends or making other payments.

We may rely on dividends paid by our Chinese mainland subsidiaries to fund our operations, such as paying dividends to our shareholders or meeting obligations under any indebtedness incurred by us or our overseas subsidiaries. Current regulations of Chinese mainland restrict our Chinese mainland subsidiaries from paying dividends in the following two principal aspects: (i) our Chinese mainland subsidiaries are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our Chinese mainland subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with relevant State Administration of Foreign Exchange, or SAFE, regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “—Risks Related to Doing Business in China—Regulations of Chinese mainland relating to the establishment of offshore special purpose companies by residents of Chinese mainland may subject our resident shareholders of Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

The income tax laws of Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.

Our subsidiaries and the variable interest entity in Chinese mainland are subject to enterprise income tax, or EIT, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law of the PRC, or EIT Law, which was approved by the National People’s Congress on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in Chinese mainland. Our subsidiaries and the variable interest entity in Chinese mainland are generally subject to EIT at a statutory rate of 25%. Shanghai IT, the variable interest entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential EIT rate till November 23, 2020. As the HNTE qualification has expired in 2020, Shanghai IT was no longer entitled to enjoy preferential EIT.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-Chinese mainland investors from foreign-invested enterprises in Chinese mainland, the EIT Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-Chinese mainland-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between Chinese mainland and Hong Kong provides dividends paid by a foreign-invested enterprise in Chinese mainland to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of the shares of the company that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the relevant regulations. Under the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in January 2020, non-resident taxpayers shall determine whether they are eligible for treaty benefits and file a relevant report and materials with the tax authorities. Meanwhile, the reduced withholding tax rate also applies if the conditions stipulated by other tax rules and regulations are met.

In February 2018, the State Administration of Taxation, or SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides detailed guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner”. When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of Chinese mainland. We cannot assure you that any dividends to be distributed by our subsidiaries to us or by us to our non-Chinese mainland shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with Chinese mainland providing a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

In addition, the EIT Law deems an enterprise established offshore but having its management organ in Chinese mainland as a “resident enterprise” that will be subject to Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the EIT Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by shareholders in Chinese mainland as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a Chinese mainland company or a Chinese mainland company group shall be deemed a resident enterprise of Chinese mainland, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in Chinese mainland; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in Chinese mainland; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in Chinese mainland; and (iv) more than half of the directors or senior management with voting rights reside in Chinese mainland. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which was amended in April 2015, June 2016 and June 2018. SAT Bulletin 45 further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any Chinese mainland company or Chinese mainland company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within Chinese mainland.” The EIT Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the EIT rate under the EIT Law applicable to our Chinese mainland subsidiaries and the variable interest entity, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an EIT levy on us or any of our subsidiaries or variable interest entity registered outside of Chinese mainland, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of tax reforms in various regions in Chinese mainland and we may be subject to similar tax treatments elsewhere in Chinese mainland.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value added tax, or VAT, in lieu of business tax. As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, Wuxi QuDong, Shencai, Leixian and Jiu gang, as general VAT payers are subject to VAT at the rate of 6%, and the services provided by our other Chinese mainland subsidiaries and the variable interest entity as small-scale VAT payers are subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and the variable interest entity may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the SAT issued, on February 3, 2015, the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the laws of Chinese mainland: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the taxable properties in Chinese mainland; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in Chinese mainland, or 90% or more of its income is derived directly or indirectly from Chinese mainland; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the taxable properties in Chinese mainland are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the taxable properties in Chinese mainland is lower than the potential Chinese mainland tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to Chinese mainland tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. According to SAT Circular 7, where the payer fails to withhold tax in a sufficient amount, the transferor can declare and pay such tax to the tax authority by itself within the statutory time period. Late payment of applicable tax will subject the transferor to default interest.

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which further elaborates the relevant implementation rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the Chinese mainland tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the Chinese mainland tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Chinese mainland and controlled by persons or entities in Chinese mainland to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies.

On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises (“the Trial Measures”), which will become effective on March 31,2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of Chinese mainland or the main place of business is in Chinese mainland, and the senior management personnel responsible for business operations and management are mostly citizens of Chinese mainland or are ordinarily resident in Chinese mainland.

According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i). According to the Trial Measures, domestic enterprises which have already listed overseas is not required to make such filing immediately. However, we can not assure you that any new rules or regulations promulgated by CSRC in the future will not require us to obtain any approval or filing.

Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. The controlling shareholder or actual controller of the domestic enterprise organizes or instructs the illegal acts, then a fine between RMB1 million to RMB10 million shall be imposed on them, and for other directly responsible personnel in charge shall be punished by a fine of RMB500,000 to RMB5,000,000. Furthermore, If the circumstances are serious, the CSRC may impose a securities market ban on the responsible personnel from entering the securities market, and if they constitute a crime, criminal liability shall be investigated in accordance with the law.

According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (v) if, the domestic enterprises are currently under investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations of laws and regulations, although no clear conclusions have been reached; (vi) if there are material ownership disputes over the equities held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the de facto controller.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in Chinese mainland, limit our ability to pay dividends outside of Chinese mainland, limit our operating privileges in Chinese mainland, delay or restrict the repatriation of the proceeds from our offshore offerings into Chinese mainland or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

General Risks Related to Our Shares, ADSs and Warrants

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “NCTY.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5550 to remain listing on the Nasdaq Capital Market. The listing standards of the Nasdaq Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares, or MVPHS, minimum MVLS, and various additional requirements. On October 3, 2018, we received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed us that due to our failure to regain compliance with the continued listing requirement of US$50 million minimum MVLS for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), our ADSs would be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. We later transferred our listing venue to Nasdaq Capital Market with which we fully comply with the continued listing standards. On March 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until November 16, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. On April 13, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until October 12, 2020, to regain compliance with Nasdaq’s minimum MVLS requirement. On August 5, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement. On November 2, 2020, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement. On November 12, 2020, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer met the continued listing standards of MVLS for the Nasdaq Capital Market, as set forth in the Nasdaq Listing Rule 5550(b)(2) because the market value of our securities listed on Nasdaq for the last 30 consecutive business days was below the minimum MVLS requirement of US$35.0 million. Pursuant to the Rule 5810(c)(3)(C) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until May 11, 2021, to regain compliance with Nasdaq’s minimum MVLS requirement. On January 21, 2021, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum MVLS requirement. If we fail to satisfy Nasdaq Capital Market’s continued listing requirements going forward and fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market. On November 17, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until May 16, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. On January 27, 2023, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement and this matter was closed.

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

There can be no assurance that we will not be a passive foreign investment company, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. Further, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years including our taxable year ended December 31, 2021. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes.

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

We have been experiencing extreme price volatility. During the year 2022 up to the date of this annual report, the closing trade price of our ADSs ranged from US$0.47 to US$6.77 per ADS. Such extreme price volatility was probably attributable to our cryptocurrency mining business and the macro environment for the overall cryptocurrency industry. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our operating results;
●	the market price of cryptocurrency;
●	the development of our cryptocurrency mining business;
●	changes in financial estimates by securities analysts;
●	price fluctuations of publicly traded securities of other PRC-based companies engaging in internet-related services or other similar businesses;
●	changes in the economic performance or market valuations of other internet companies;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	fluctuations in the exchange rates between the U.S. dollar and the RMB;
●	addition or departure of key personnel; and
●	pending and potential litigation.

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

On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally-binding term sheet. Those investors are collectively referred to as the Investors in this annual report. Pursuant to the Purchase Agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2020. The warrants are divided into four equal tranches: Tranche I Warrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. Each tranche of the warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of our company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the timeframes of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. In addition, the Tranche III Warrants will be automatically forfeited with nil consideration in the event that the Tranche II Warrants fail to become exercisable within the specified timeframe and the Tranche IV Warrants will be automatically forfeited with nil consideration in the event that Tranche II or the Tranche III Warrants fail to become exercisable within the specified timeframe. The Investors shall make payment of the purchase price and the exercise price for the warrants in (i) cash, (ii) cryptocurrencies, or (iii) a combination of both, at our election. Pursuant to the Purchase Agreement, upon the satisfaction of the market capitalization condition of Tranche III Warrants, the Investors will be entitled to collectively appoint one director to our board of directors. Such appointment right will automatically terminate on the later of (i) the third anniversary of the closing date, and (ii) the date on which the Investors collectively hold less than 5% of our total number of ordinary shares on a fully diluted basis. The transaction was closed in February 2021 and we received the total purchase price for 8,108,100 Class A ordinary shares of US$1.0 million fully in cash. As of the date of this annual report, none of the Tranche I Warrants, Tranche II Warrants, Tranche III Warrants or Tranche IV Warrants was exercised. The Investors are expected to devote cryptocurrencies mining industry resources to us for our development of cryptocurrencies mining business. On July 15, 2022, we have entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the Tranche IV Warrants. The Tranche IV Warrants that were cancelled represented the warrants to purchase 23,099,093 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and the warrants to purchase 11,549,547 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to the Purchase Agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to the Purchase Agreement.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and our Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to a hundred votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder of such Class B ordinary share to any person who is not an affiliate of such shareholder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

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

We are an exempted company incorporated in the Cayman Islands, substantially all of our assets are located in the U.S. For assets located in China, we conduct a substantial portion of our operations through our wholly-owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As of the date of this annual report, all of our directors and officers are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly-owned subsidiary of GameNow in China that we disposed in February 2020. We now conduct our operations through NBTC Limited, a wholly-owned subsidiary in Hong Kong, and NFTSTAR, a wholly-owned subsidiary in Hong Kong, and Shanghai Hui Ling, a wholly-owned subsidiary of GameNow in China.

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

In March 2019, we signed a joint venture agreement with F&F to establish a joint venture to manufacture, market, distribute, and sell electric vehicles in China. We subsequently amended the joint venture agreement in June, July and September 2019, respectively. Pursuant to the joint venture agreement and the amendments with F&F, we are obligated to make a total of US$600.0 million in total capital contribution to the joint venture. In November 2020, we converted our initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of such conversion, the capital commitment in the joint venture agreement was deemed to be released. In July 2021, F&F Intelligent Mobility Global Holdings Ltd. completed a merger with a SPAC company and became a public company F&F Intelligent Electric Inc. (Nasdaq: FFIE). We own 423,053 shares of FFIE after the merger.

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

On May 6, 2019, we held an extraordinary general meeting at which our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share then was entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share then was entitled to fifty (50) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held by Incsight Limited, a British Virgin Islands business company, which is wholly owned by Mr. Jun Zhu, our chairman and chief executive officer, and the issued and outstanding ordinary shares then held by Mr. Jun Zhu himself, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, we amended and restated our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted our Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to our capital structure. As a result of such changes, Mr. Jun Zhu holds the majority of our outstanding voting power and we became a “controlled company” as defined under Nasdaq Stock Market Rules.

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

In December 2018, we failed to repay the senior convertible notes issued and sold by us in December 2015 upon the maturity date and later entered into a deed of settlement and several amendments with Splendid Days, the holder of the Convertible Notes in relation to the repayment schedule for the overdue Convertible Notes. On May 29, 2020, we entered into a Settlement Deed with Splendid Days and other parties named therein relating to Convertible Notes repayment. Pursuant to the Settlement Deed, the interest rate on the Convertible Notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original Convertible Notes issuance date until February 21, 2020, the date on which interest stopped to accrue on the Convertible Notes. We settled approximately US$50.0 million of the total outstanding amount due to Splendid Days and its affiliates primarily relating to Convertible Notes in aggregate by cash and further settled the remaining portion on June 12, 2020 by an initial issuance of 32,400,000 Class A ordinary shares to Splendid Days. In accordance with the terms and conditions set forth in the Settlement Deed, the interest-free loan of US$5.0 million extended by Ark Pacific Associates Limited, an affiliate of Splendid Days, was waived in December 2020. In April 2022 we have negotiated and signed another settlement deed pursuant to which we agreed to pay Splendid Days and a third-party total of approximately US$8.6 million in order to settle outstanding claims under the Convertible Notes. In June 2022 we have paid US$5.4 million and In December we have paid US$0.2 million to Splendid Days.

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

Since February 2021, we started our cryptocurrency mining business in China. From time to time, we have selectively invested in cryptocurrency mining businesses, and will continue to do so in the future to expand and develop our business. See “Item 4.B. Information on the Company—Business Overview—Cryptocurrency Mining” for material strategic investments in cryptocurrency mining businesses over the past year.

On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally-binding term sheet. Those investors are collectively referred to as the Investors in this annual report. Pursuant to the Purchase Agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2020. The warrants are divided into four equal tranches: Tranche I Warrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. Each tranche of the warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of our company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the timeframes of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. In addition, the Tranche III Warrants will be automatically forfeited with nil consideration in the event that the Tranche II Warrants fail to become exercisable within the specified timeframe and the Tranche IV Warrants will be automatically forfeited with nil consideration in the event that Tranche II or the Tranche III Warrants fail to become exercisable within the specified timeframe. The Investors shall make payment of the purchase price and the exercise price for the warrants in (i) cash, (ii) cryptocurrencies, or (iii) a combination of both, at our election. Pursuant to the Purchase Agreement, upon the satisfaction of the market capitalization condition of Tranche III Warrants, the Investors will be entitled to collectively appoint one director to our board of directors. Such appointment right will automatically terminate on the later of (i) the third anniversary of the closing date, and (ii) the date on which the Investors collectively hold less than 5% of our total number of ordinary shares on a fully diluted basis. The transaction was closed in February 2021 and we received the total purchase price for 8,108,100 Class A ordinary shares of US$1.0 million fully in cash. As of the date of this annual report, none of the Tranche I Warrants, Tranche II Warrants, Tranche III Warrants or Tranche IV Warrants was exercised. The Investors are expected to devote cryptocurrencies mining industry resources to us for our development of cryptocurrencies mining business. On July 15, 2022, we have entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the Tranche IV Warrants. The Tranche IV Warrants that were cancelled represented the warrants to purchase 23,099,093 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and the warrants to purchase 11,549,547 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to the Purchase Agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to the Purchase Agreement.

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

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In January 2023, we and Streeterville entered into an amendment to the promissory note under which we agreed to extend the maturity of note until March 17, 2024, and the extension fee is 4% of the outstanding balance of the note. The convertible note has been partially repaid and the remaining outstanding amount is approximately US$11.6 million, as of March 30, 2022.

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

In June 2021, we acquired Montcrypto Ltd. (“Montcrypto”), a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of us. Montcrypto had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. We invested a total of CAD7.6 million in two phases to obtain the controlling stake in Montcrypto. Upon the completion of the construction, the power capacity of the mining facilities is expected to reach 20MW, which can supply electricity to operate more than 6,000 S19j Antminers. However, as of date of this annual report, the construction has not been fully completed and mining facilities have not been delivered to us for full deployment of our mining machines on the agreed date. We deployed small portion of 0.8 MW only. We may not be able to deploy all of our mining machines in these mining facilities if Montcrypto will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In June 2021, we announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN), as the custodian for our digital assets, including Bitcoin. Since July 2022, we changed to self-custody.

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

In August 2021, our wholly-owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. (“LGHSTR”) have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, we have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR and its affiliates. NBTC Limited’s total of 3,829 mining machines have been deployed. Further expansion of the capacity is subject to the local regulatory and permitting issues as well as significant construction delays.

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR (www.nftstar.com). NFTSTAR is a NFT community platform that provides users with interactive activities. NFTSTAR creates NFT collections featuring global stars licensed IPs. Users can purchase and own stars’ limited NFT collections through third-party NFT sales platforms, such as OpenSea. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on designated third-party marketplaces, such as OpenSea.

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

In February 2022, our subsidiary, NBTC Limited and Exponential Digital, Inc. (“Exponential Digital”), entered into series of hosting agreements pursuant to which Exponential Digital will provide total hosting capacity for 6,000 Bitmain S19j miners which NBTC will deploy in the United States, beginning of 2022. As of the date of this Annual Report, around 5,000 Bitmain S19j miners are deployed in the Exponential Digital.

In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC (“Crypto Mine”) entered into a hosting agreement pursuant to which Crypto Mine agreed to host our mining machines in its data center located at Pecos County, Texas, United States. We have deployed 988 Antminer S19 miners in this data center. We plan to enter into series of similar hosting agreements with Crypto Mine for a total hosting capacity of 3000 Bitmain S19j miners.

On July 15, 2022, we have entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the Tranche IV Warrants that were issued to them pursuant to a share subscription and warrant purchase agreement dated January 25, 2021 among The9, JPKONG LTD., Qifeng Sun Ltd. and other parties named thereto (the “Purchase Agreement”). The Tranche IV Warrants that were cancelled represented the warrants to purchase 23,099,093 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and the warrants to purchase 11,549,547 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to the Purchase Agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to the Purchase Agreement.

In July 2022, the Company has made a US$3 million strategic investment in the initial public offering of Nano Labs Ltd (NASDAQ: NA) (“Nano Labs”), a company controlled by Mr. Jianping Kong and Mr. Qifeng Sun. The Company subscribed for, and has been allocated an aggregate of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In May 2022, our wholly-owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC have signed a rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which the Company will obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. As of the date of this annual report, around 1540 machines have been deployed.

In August 2022, we issued and sold a one-year convertible note in a principal amount of US$5,500,000 to Streeterville for an aggregate consideration of US$4,985,000. The note carries an original issue discount of $500,000.00 (the “OID”). The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

On November 17, 2022, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that the minimum bid price per ADS was below US$1.00 for a period of 30 consecutive business days and we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until May 16, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. On January 27, 2023, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement and this matter was closed.

We made a few attempts and proposed to expand our businesses, such as singing a joint venture agreement with EN+ to expand electric vehicle business and license agreement with Smilegate and other parties to operate CrossFire New Mobile Game. These attempts did not proceed as anticipated as we have transitioned our business focus. Certain of our attempts to acquire mining machines, such as WhatsMinder M32 machines and Filecoin mining machines, were terminated for business considerations.

Our principal executive office is located at 17 Floor, No. 130 Wu Song Road, Shanghai 200080, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands.

B.Business Overview

In early 2021, we decided to step into cryptocurrency mining business and started to devote resources and establish collaboration relationship with industry participants to develop our cryptocurrency mining business. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. In August 2021, we formally stepped into the NFT business. We historically operated and developed proprietary or licensed online games.

Cryptocurrency Mining

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of the date of this annual report, we had mined a total of approximately 1,200 Bitcoins. After partial sale, we held approximately 300 Bitcoins. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities.

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

Since the inception of our cryptocurrency mining business, we have been making attempts to acquire mining machines. We had in the past issued our Class A ordinary shares to finance our purchase of mining machines. See “Item 4. Information on the Company—A. History and Development of the Company.”

On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally-binding term sheet.

In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines were initially deployed in Xinjiang, Sichuan and Gansu in China.

In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines were initially deployed in Qinghai, Xinjiang and Inner Mongolia in China.

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

In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid.

In April 2021, we entered into share purchase agreements with three sellers of Bitcoin mining equipment separately. In June 2021, we entered into an amendment with one of the seller as certain 5,000 units of the Bitcoin mining equipment have defects and are not suitable for the intended use.

In June 2021, we acquired Montcrypto Ltd. (“Montcrypto”), a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of us. Montcrypto had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. We invested a total of CAD7.6 million in two phases to obtain the controlling stake in Montcrypto. Upon the completion of the construction, the power capacity of the mining facilities is expected to reach 20MW, which can supply electricity to operate more than 6,000 S19j Antminers. However, as of date of this annual report, the construction has not been fully completed and mining facilities have not been delivered to us for full deployment of our mining machines on the agreed date. We deployed small portion of 0.8 MW only. We may not be able to deploy all of our mining machines in these mining facilities if Montcrypto will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.

In June 2021, we announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN), as the custodian for our digital assets, including Bitcoin. Since July 2022, we changed to self-custody.

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

In August 2021, our wholly-owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. (“LGHSTR”) have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, we have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR and its affiliates. NBTC Limited’s total of 3,829 mining machines have been deployed. Further expansion of the capacity is subject to the local regulatory and permitting issues as well as significant construction delays.

In February 2022, our subsidiary, NBTC Limited and Exponential Digital, Inc. (“Exponential Digital”), entered into series of hosting agreements pursuant to which Exponential Digital will provide total hosting capacity for 6,000 Bitmain S19j miners which NBTC will deploy in the United States, beginning of 2022. As of the date of this Annual Report, around 5,000 Bitmain S19j miners are deployed in the Exponential Digital.

In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC (“Crypto Mine”) entered into a hosting agreement pursuant to which Crypto Mine agreed to host our mining machines in its data center located at Pecos County, Texas, United States. We have deployed 988 Antminer S19 miners in this data center. We plan to enter into series of similar hosting agreements with Crypto Mine for a total hosting capacity of 3000 Bitmain S19j miners.

In May 2022, our wholly-owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC have signed a rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which the Company will obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. As of the date of this annual report, around 1540 machines have been deployed.

NFT Business

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR (www.nftstar.com).

NFTSTAR is a NFT community platform that provides users with interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. Users can purchase stars’ limited NFT collections through third-party NFT sales platforms, such as OpenSea. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the third-party platforms, or through secondary market trading. NFTSTAR accepted general payment methods such as credit cards to make it easy for mainstream consumers to participate.

NFTSTAR community may feature stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars are the main partners at the initial launch. NFTSTAR community aims to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

We expect the NFT market to grow globally and our NFTSTAR platform to grow accordingly. Driven by our current dual core businesses of NFT and cryptocurrency mining, we expect our globalization strategy to be more solid, and a broader market may bring stronger growth to us.

We conduct business of proprietary NFT development and trading through our subsidiary. NFTSTAR’s in-house development team collaborates with various third-party contractors to create NFTs featuring licensed celebrities for sale to consumers. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, granted us licenses to use their likeness for production of NFTs, respectively. As of December 31, 2022, the total sum paid under license agreements is US$17.7 million, the Company still has payment commitment amounting to US$37.8 million as of the date of this annual report.

NFTSTAR’s consumers are able to buy NFTs and trade NFTs through third-party platforms, such as OpenSea, depending on our decision where to launch the initial offering of each NFT collection.

For a short time period from October 2021 to May 2022, consumers were able to purchase NFTs on our own platform and were required to create a centrally-managed account on the NFTSTAR’s website in order to buy our NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction (the “Marketplace Account Operations”). In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party payment service providers (the “PSP”). Know Your Customer (the “KYC”) was conducted by PSP on their webpage. Similarly, KYC was conducted by PSP when consumers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

As a requirement of our oversight and control measure over outsourced service, PSP provided us with reports containing consumers’ information including IP address, nationality, photo, name, credit card type, last four digits of the credit card, validation, issuing bank, and issuing country. Our compliance specialists could verify if our imposed consumer restrictions were upheld. For example, our requirement for PSP to comply with laws of Chinese mainland was that no NFT shall be traded by citizens of Chinese mainland.

The Marketplace Account Operations were terminated in May 2022 and we have subsequently closed all fiat withdrawals in June 2022. For the most part, platform change in May 2022 has not affected the terms, rights and obligations of the NFTs, except for increased transferability. All NFTs minted and sold prior to the platform change remain to be the property of our buyers. Prior to May 2022, NFTSTAR managed centrally controlled digital wallets of our customers which were opened on the proprietary marketplace. When customers transacted with each other, they could only do it within our marketplace, or with customers who have wallets on our marketplace. Network fees or gas fee, which is the cost that certain blockchain protocol users pay to network validators each time they wish to perform a function on the blockchain, was assumed by NFTSTAR. Upon the platform change, NFTSTAR moved every NFT from such marketplace wallets to the decentralized wallet addresses provided by the customers, free of charge. Once NFTs were transferred to the decentralized wallets, customers could sell or transfer NFTs to any wallet address (non-confined to our marketplace) via third-party platforms compatible with Polygon and Ethereum blockchains, however they would need to pay gas fees to the network validators themselves.

Now we have transitioned to decentralized web 3.0 model of operations where we do not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers may purchase NFTs through third-party sales platforms or C2C offering transactions by directly sending purchase price to the sellers and record their transactions on the open blockchain. Thus, we do not collect and store sales proceeds in the C2C transactions.

We, periodically, monitor transaction records on the chain and conduct closer examination of any abnormal transactions, such as high-volume transactions. However, we do not, and are technically unable, to monitor all the wallets involved in the NFT transactions.

Our roles in the NFT business

Pre-May 2022 Operations

NFTSTAR acted as the centralized platform owner. NFTSTAR offered proprietary NFT products on its platform to the consumers. NFTSTAR owned and organized the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products and displaying them on its platform for sale. NFTSTAR created its NFT products featuring sports celebrities with whom NFTSTAR entered into licensing agreements. NFTSTAR negotiated and signed license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR used an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR sometimes outsourced art work to third-party digital art and design studios based on the work service agreements with them. Through such processes final NFT product was created and posted on the platform for sale.

NFTSTAR targeted fans of these sports stars to purchase NFTs. As a platform owner, NFTSTAR offered consumers to open up accounts on the platform in order to be able to purchase and sell NFTs of their favorite sports star on the platform. Consumers were required to create a centrally-managed account on the NFTSTAR’s website in order to buy the NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction, i.e., the Marketplace Account Operations. In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party PSP. KYC was conducted by PSP on their webpage. Similarly, KYC was conducted by PSP when customers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

In respect to the supply limitation and secondary market dynamics, NFTSTAR decided on the total number of NFTs to be issued for each collection based on (i) its market research of similar NFT collections across various platforms, (ii) cost of production, and expected revenue targets based on unit price and total amount, and (iii) number of NFTSTAR’s followers on various social media channels, like Discord. In the case where the set number of any particular NFT collection is far greater than initial sales number, NFTSTAR could announce to its customers that collection size will be reduced and then cancels excess NFTs from its subsequent offering. Secondary market for our NFTs is developed by the willingness of our customers to trade their NFTs. NFTSTAR manages social media account to engage with customers and maintain the community of sports fans.

The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs.

Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

Post-May 2022 Operations

NFTSTAR offered its proprietary NFTs on third-party platforms. We have transitioned to decentralized web3 model of operations when we do not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers may purchase NFTs from third-party platforms, such as OpenSea. NFTSTAR creates NFTs and mints its final product NFTs on such platforms. NFTSTAR owns and organizes the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products on third-party platforms. Minting is defined as a process of converting digital data into digital assets recorded on a blockchain. NFTSTAR negotiates and signs license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR has an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR may outsource art work to third-party digital art and design studios based on the work service agreements with them. Upon the creation of digital NFT products, NFTSTAR mints them on various third-party NFT sales platforms. We may enter into cooperation agreements with third-party platform to increase marketing and advertisement exposure of our brand.

In respect to the supply limitation and secondary market dynamics, NFTSTAR decides on the total number of NFTs to be issued for each collection based on (i) its market research of similar NFT collections across various platforms, (ii) cost of production, and expected revenue targets based on unit price and total amount, and (iii) number of NFTSTAR’s followers on various social media channels, like Discord. In the case where the set number of any particular NFT collection is far greater than initial sales number, NFTSTAR could announce to its customers that collection size will be reduced and then cancels excess NFTs from its subsequent offering. Secondary market for our NFTs is developed by the willingness of our customers to trade their NFTs. NFTSTAR manages social media account to engage with customers and maintain the community of sports fans. As NFT product marketing and sales effort in respect to Son Heung Min NFT collection, we used “product scarcity” tactic to boost sales by purchasing back certain number of NFTs in both primary and secondary markets. The money we spent was expensed as marketing expenses. We did not recognize any revenue or assets for the NFTs we bought back. However, such marketing efforts did not successfully help us increase revenue. Therefore, we do not use such tactics anymore.

NFTSTAR aims to build a community of NFT holders and fans of the sports stars. Therefore, we provide auxiliary entertainment to our customers, for example, blockchain-based on-line game, MetaGoal. Customers may use their purchased NFTs to earn in-game currency or player cards. Customers may use such rewards only by playing our game. In addition, certain NFTs may entitle our customers to additional perks, such as merch items, gifts, participation in events organized by NFTSTAR.

The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

Intellectual property

Underlying IP of our NFTs are granted through the license agreements, pursuant to which owners of the IP, or sports stars or their agents, have granted NFTSTAR the right and license to use sports stars’ names, voice, likeness, quotes, visual or artistic representation and other identifiable information in connection with the production of NFTs, promotion of the NFTs and sales of NFTs. The license includes the right to integrate and synchronize various IP elements into NFTs and marketplaces where such NFTs will be sold. NFTSTAR has an obligation to seek prior approval of each NFT design from the IP owners.

Additionally, the license, initially granted to NFTSTAR, is also granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use. The resale of NFTs by subsequent owners will be deemed as non-commercial use.

Cooperation under all signed license agreements is exclusive for the term of such license agreements, which typically varies between two and three years. License is granted solely in the personal capacity of each celebrity, so that we do not have a license to use any sport clubs’ or national teams’ names, logos, trademarks and other IP.

Other matters

Our NFTs are created on Polygon and Ethereum blockchains. Polygon is a blockchain platform that aims to create a multi-chain blockchain ecosystem compatible with Ethereum. Polygon uses a modified proof of stake consensus mechanism that enables a consensus to be achieved with every block. The proof of stake method requires network participants to stake—agree to not trade or sell—their MATIC tokens, in exchange for the right to validate Polygon network transactions. Successful validators in the Polygon network are rewarded with MATIC tokens. Currently, Polygon Foundation is one of the largest holders of MATIC tokens. Ethereum is an open-source protocol. As with Ethereum, it uses a proof-of-stake consensus mechanism for processing transactions on-chain while deriving its security from Ethereum. General consensus is that Ethereum blockchain is decentralized and maintained by community of its users with no single person controlling it.

Our NFTs cannot be fractionalized. After initial sale of the NFTs, we are entitled to 5% of the NFTs sales value from each of secondary sale transactions. Percentage is determined by NFTSTAR based on the market research of fees for similar NFT projects across various NFT trading platforms.

Holders of our NFTs are deemed as full legal owners of each NFT they purchased. Underlying IP of our NFTs were granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use under the license agreements between NFTSTAR and sports celebrities. The License agreements provide that the resale of NFTs by subsequent owners will be deemed as non-commercial use.

NFT holders may sell and transfer their NFTs on third-party marketplaces where they have initially bought NFTs.

Internal procedures

As of the date of this annual report, we only mine Bitcoin. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin is a security in its current form. The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any other crypto assets, including our NFTs, we take this definition as determination guideline. However, the legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

We continue to analyze the cryptocurrencies which we mine and NFTs which we create under our internal policies and procedures on a periodic basis to ensure that they are not securities under U.S. federal and state securities laws. We closely monitor the new industry and regulatory developments and adjust our assessment accordingly. We may make the determination to cease support for a cryptocurrency for any one or a variety of factors based on a totality of the circumstances under our internal policies and procedures. However, a determination by the SEC or a court that a cryptocurrency constitutes a security could also result in our determination that it is advisable to discontinue operations with such cryptocurrency or ones that have similar characteristics to the cryptocurrency that was determined to be a security.

Our internal procedures do not constitute a legal standard or binding on any regulatory body or court, but are rather internal guidelines, which we use to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset is a “security” under applicable laws. There can be no assurances that we will properly characterize over time any given crypto asset or product offering as a security or non-security.

With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

In respect to the other crypto assets, especially ones which operate on proof-of-stake mechanism like Ethereum, we will be closely monitoring new developments of fresh allegations of New York state regulator against crypto asset exchange. In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, New York Attorney General alleged the firm broke the law by selling unregistered securities. Among the unregistered securities listed in the suit was Ethereum. Proof-of-stake, to which Ethereum has transitioned its operations, bring Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey Test’s “expectation of profit.” It was argued by New York Attorney General that, by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

Ethereum has long been treated as a commodity by state and federal regulators, including the Commodity Futures Trading Commission (CFTC). Designating it as a security would have a big impact on crypto markets, drastically changing how (and whether) the currency and others like it are traded in the U.S. Our internal determination of various crypto assets will be impacted by the court determination as well. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court. No court ruling has yet been made in connection with any crypto assets. With respect to crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws.

Online Games

We historically operated and developed proprietary or licensed online games, primarily mobile games, and TV games.

We previously also operated mobile games. Knight Forever and Q Jiang San Guo ceased operations in 2019 and Pop Fashion ceased operations in 2020. Legend of Immortals ceased operations in 2021. We used to have license from Smilegate to develop CrossFire New Mobile Game. However, such license expired by October 31, 2020 before we are able to launch CrossFire New Mobile Game. We no longer plan to negotiate with Smilegate to re-gain the license for such game development. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry— We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may no longer consider to pursue re-gaining license for CrossFire New Mobile Game, launching or operating CrossFire New Mobile Game or other licensed games in China, and our future results of operations may be materially and adversely affected.”

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

Regulations on Foreign Investment

Investment activities in Chinese mainland by foreign investors are principally governed by The Special Administrative Measures on Access of Foreign Investment (Negative List), as amended from time to time, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023.

On March 15, 2019, the National People’s Congress promulgated the FIL, which came into effect on January 1, 2020 and replaced the previous FIE Laws. The FIL embodies an expected regulatory trend in Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in Chinese mainland through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

The FIL also provides several protective rules and principles for foreign investors and their investments in Chinese mainland, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of Chinese mainland, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Current laws and regulations of Chinese mainland impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in Chinese mainland. We previously conducted our online gaming and ICP businesses in Chinese mainland through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are citizens of Chinese mainland.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our Chinese mainland subsidiaries and the variable interest entity comply with all applicable laws, rules and regulations of Chinese mainland, and no consent, approval or license is required under any of the existing laws and regulations of Chinese mainland for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as a offshore listing company, but need to file accordingly if we conduct further offshoring offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of Chinese mainland on cybersecurity would have a material adverse impact on our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of Chinese mainland. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

In the online game industry in Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of Chinese mainland applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various laws and regulations of Chinese mainland relating to the telecommunications industry, internet and online gaming, and is regulated by various government authorities, including MIIT, the MCT, GAPPRFT and the State Administration for Market Regulation. The principal regulations of Chinese mainland governing the ICP industry as well as the online gaming services in Chinese mainland include:

●	Telecommunications Regulations (2000), as amended in 2014 and 2016;
●	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016;
●	The Administrative Measures for Telecommunications Business Operating License (2017);
●	The Administrative Measures for Internet Information Services (2000), as amended in 2011;

●	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;
●	Administrative Measures on Network Publication (2016);
●	The Catalogue of Industries for Encouraging Foreign Investment (Edition 2022);
●	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021); and
●	Provisions on the Ecological Governance of Network Information Contents (2020).

In July 2006, MIIT issued the MII Notice. The MII Notice prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications businesses in Chinese mainland. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all the value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant regulations of Chinese mainland. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to MIIT before November 1, 2006. For those which are not in compliance with the above requirements and further fail to rectify the situation, the relevant governmental authorities would have broad discretion in adopting one or more measures against them, including but not limited to revoking their operating licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Laws and regulations of Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of Chinese mainland.”

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in an entity in Chinese mainland that provides value-added telecommunications services (except for e-commerce services). ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in Chinese mainland.

In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Therefore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by the GAPPRFT prior to commencement of operations in Chinese mainland.

GAPPRFT and MIIT jointly impose a license requirement for any company that intends to engage in network publishing, defined as any activity of providing network publications to the public through information networks. Network publications refer to the digitalized works with publishing features such as editing, producing and processing. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in Chinese mainland.

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

In September 2009, GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in Chinese mainland. Further, foreign investors shall not control and participate in online game operation businesses in Chinese mainland indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such online game operation companies in Chinese mainland, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, or the Network Publication Measures, which took effect in March 2016. Pursuant to the Network Publication Measures, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within Chinese mainland or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in Chinese mainland and online game operation in Chinese mainland. The relevant governmental authorities have broad discretion in adopting one or more of administrative measures against companies now in compliance with these measures, including revoking relevant licenses and relevant registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Laws and regulations of Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of Chinese mainland.”

On May 24, 2016, the GAPPRFT issued the Circular on the Administration over Mobile Game Publishing Services to further regulate the administration of mobile game publishing services. Pursuant to this circular, game publishing service entities shall be responsible for examining the contents of their games, applying for publication and applying for game publication numbers. Upgrades or new expansions of a mobile game that have been approved for publication shall be deemed as new works and the relevant publishing service entities shall go through relevant approval formalities again depending on the classification of the new works. Entities engaged in the joint operation of such new works must verify whether such games have gone through all the relevant approval formalities and whether the relevant information has been clearly displayed, or otherwise refrain from the joint operation. Mobile games without the required approval formalities shall be treated as illegal publications and the relevant entities shall be punished accordingly. The operation of SMS in Chinese mainland is classified as a value-added telecommunication business and SMS service providers shall obtain the relevant value-added telecommunication business permits.

Regulations on Internet Content

The PRC government has promulgated measures relating to internet content through a number of ministries and agencies, including MIIT, MCT and GAPPRFT. These measures specifically prohibit internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In February 2007, various governmental authorities, including GAPP, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, and the circular also stipulates that websites which operate online games without permission and operate online games without approval or filing shall be investigated and punished or shut down in accordance with relevant regulations, aiming at protecting the physical and psychological health of minors. Since March 2011, various governmental authorities, including the Ministry of Culture, MIIT, the Ministry of Education, the Ministry of Public Security, and other relevant authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take relevant measures to limit the time spent by the minors on playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, MIIT, GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthened the administration of the internet cafés, reinstated the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and ordered all relevant governmental authorities to take all necessary actions in implementing such measures. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the internet and online games, and its supervision of internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. On October 20, 2021, various governmental authorities, including the Ministry of Education, the Ministry of Public Security, and other relevant authorities jointly issued a circular on further strengthening the prevention of minors addicted to online games, which further demanded that online game companies should ensure that the content of online game products is good, healthy and clean. At the same time, the pre-approval system for online games should be strictly implemented, and games without approval should not be put into operation. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor may continuously spend playing an online game at a particular time. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be adversely affected by public opinion and government policies in China.”

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

Internet content in Chinese mainland is also regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in Chinese mainland any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in Chinese mainland may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

Regulation on Internet Information Security

Internet information in Chinese mainland is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in Chinese mainland for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In November 2016, the Standing Committee of National People’s Congress promulgated the PRC Cyber Security Law taken into effect in June 2017, or the PRC Cyber Security Law, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of Chinese mainland. Pursuant to the PRC Cyber Security Law, the national internet information department shall take charge of the arrangement, coordination, supervision and administration in connection with cyber-security issues, and the telecommunications administrative departments, public security departments as well as other relevant departments shall be responsible for the security protection, supervision and administration within the scope of their respective duties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to improve technology security standards, and safeguard customer and transaction information.

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of laws or regulations of Chinese mainland or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law of the PRC (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law of the PRC and other newly promulgated laws and regulations. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of Chinese mainland shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Since the Data Security Law has already taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

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

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments), or the Draft Measures, which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The scope of review under the Draft Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 6 of the Draft Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Draft Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Draft Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. The final version of Measures for Cybersecurity Review (2021) is issued on December 28,2021 and has taken effect on February 15, 2022.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Measures for Cybersecurity Review (2021) and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures for Cybersecurity Review (2021) and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Measures for Cybersecurity Review (2021) and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by PRC-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of Chinese mainland on cybersecurity would have a material adverse impact on our business.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC.  Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within 6 months of the effectiveness date thereof.

On February 24, 2023, the CAC issued the Measures for Standard Contract on Personal Information Export (“the Measures”), which will take effect on June 1, 2023, and the Standard Contract on Personal Information Export (“the Standard Contract”). The Measures consist of 13 articles, clarifying the scope of application, applicable conditions, requirements for supporting personal information protection impact assessments, record-keeping requirements, and other related matters for the standard contract on personal information export. If a personal information processor provides personal information to overseas parties by entering into standard contracts, it shall meet the following conditions at the same time:(1) It shall not be a operator of critical information infrastructure; (2) The number of individuals whose personal information is processed shall be less than 1 million; (3) The cumulative number of individuals whose personal information has been provided to overseas parties shall be less than 100,000 since January 1 of the previous year; (4) The cumulative number of individuals whose sensitive personal information has been provided to overseas parties shall be less than 10,000 since January 1 of the previous year. As of the issuance date of this annual report, the Company does not involve providing personal information to overseas organizations, and there is no situation of providing personal information to overseas data processors. However, the Measures do not clarify whether the regulations still apply to companies providing personal information of their own directors and senior executives (such as their names, ages, and addresses that need to be disclosed in prospectuses) to overseas intermediaries and regulatory authorities. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of Chinese mainland on personal information export would have a material adverse impact on our business.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers. In order to regulate the administration of record-filing of security vulnerability collection platforms for network products, on October 25, 2022, the MIIT issued the Notice on Promulgation of the Administrative Measures for the Record-filing of Security Vulnerability Collection Platforms for Network Products. The notice state that the record-filing of a vulnerability collection platform shall be carried out through the cybersecurity threat and vulnerability information sharing platform of the MIIT in the form of online record-filing.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in Chinese mainland with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

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

Regulations on Privacy Protection

Laws and regulations of Chinese mainland prohibit internet content providers from collecting and analyzing personal information from their users without user’s prior consent. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. In addition, laws of Chinese mainland prohibit internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, it may be liable for damages caused to its users and it may be subject to administrative penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

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

On June 24, 2022, the National Information Security Standardization Technical Committee issued the Notice on the Practice Guideline for Network Security Standards - Safety Certification Specifications for Personal Information Cross-border Processing Activities. In order to implement the relevant requirements of the Personal Information Protection Law on the establishment of a personal information protection certification system and to guide personal information processors to standardize the cross-border processing activities of personal information, the Practice Guideline puts forward the basic principles for the safety of cross-border processing activities of personal information and stipulates the basic requirements for cross-border processing activities of personal information and the requirements for the protection of the rights and interests of personal information subjects. The Practice Guideline states that both the personal information processor and the overseas recipient who conducts cross-border processing of personal information shall designate the person in charge of personal information protection. Both the personal information processor and the overseas recipient who conducts cross-border processing activities of personal information shall establish a personal information protection agency to fulfill its personal information protection obligations and prevent unauthorized access and leakage, falsification and loss of personal information, and in the cross-border processing of personal information activities, the following responsibilities shall be assumed in the cross-border processing of personal information: a) developing and implementing plans for cross-border processing activities of personal information in accordance with the law; b) organizing impact assessments of personal information protection; c) supervising the organization’s handling of cross-border personal information in accordance with the rules for cross-border handling of personal information agreed between the processor and the overseas recipient; d) receiving and handling requests and complaints from subjects of personal information.

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into Chinese mainland is regulated in several ways. We are required to register with MOFCOM any license agreement with a foreign licensor that involves an import of technologies, including online game software into Chinese mainland. Without that registration, we may not remit licensing fees out of Chinese mainland to any foreign game licensor. In addition, MCT requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, MCT may impose penalties on us. Also, pursuant to a jointly issued notice in July 2004, GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of Chinese mainland to game licensor in other jurisdictions and we are not allowed to publish or reproduce the imported game software in Chinese mainland.

Regulations on Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in Chinese mainland. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under laws of Chinese mainland, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection. We have registered most of our in-house developed online games with the State Copyright Bureau.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in Chinese mainland is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside of Chinese mainland unless the prior approval of SAFE or authorized banks is obtained. Furthermore, foreign investment enterprises in Chinese mainland in general may purchase foreign exchange without the approval of SAFE or authorized banks for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019. The major developments under SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in Chinese mainland no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended on October 10, 2018 and partly repealed on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in Chinese mainland shall be based on registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in Chinese mainland. Banks shall process foreign exchange business relating to the direct investment in Chinese mainland based on the registration information provided by SAFE and its branches.

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

Under these regulations, foreign investment enterprises in Chinese mainland may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in Chinese mainland are required to allocate at least 10% of their respective profits each year, if any, to fund certain reserve funds until the cumulative total of the allocated reserve funds reaches 50% of an enterprise’s registered capital and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. SAFE Circular 37 and its detailed guidelines require residents of Chinese mainland to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of Chinese mainland, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of Chinese mainland, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of Chinese mainland must register such changes with the local branch of SAFE on a timely basis. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant residents of Chinese mainland and onshore companies to penalties under foreign exchange administration regulations of Chinese mainland. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under laws of Chinese mainland. On February 13, 2015, SAFE issued SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, which took effect on June 1, 2015 and was partly repealed on December 30, 2019. Under SAFE Circular 13, qualified banks are delegated the power to register all Chinese mainland residents’ investments in SPVs pursuant to SAFE Circular 37, saving for supplementary registration application made by residents of Chinese mainland who failed to comply with SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE.

As a result of the uncertainties relating to the interpretation and implementation of SAFE Circular 37 and other regulations of SAFE, we cannot predict how these regulations will affect our business operations or strategies. For example, the ability of our present or future Chinese mainland subsidiaries to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant residents of Chinese mainland, over whom we have no control. In addition, we cannot assure you that any such Chinese mainland residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are residents of Chinese mainland or whose ultimate beneficial owners are residents of Chinese mainland to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the beneficial owners in Chinese mainland of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in Chinese mainland of our company and our subsidiaries may subject us or such resident shareholders of Chinese mainland to fines and other penalties. It may also limit our ability to contribute additional capitals to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in Chinese mainland for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by companies or individuals in Chinese mainland, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies.

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

On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises(“the Trial Measures”), which will become effective on March 31,2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of Chinese mainland or the main place of business is in Chinese mainland, and the senior management personnel responsible for business operations and management are mostly citizens of Chinese mainland or are ordinarily resident in Chinese mainland. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (v) if, the domestic enterprises are currently under investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations of laws and regulations, although no clear conclusions have been reached; (vi) if there are material ownership disputes over the equities held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the de facto controller.

According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i). According to the Trial Measures, domestic enterprises which have already listed overseas is not required to make such filing immediately. However, we can not assure you that any new rules or regulations promulgated by CSRC in the future will not require us to obtain any approval or filing.

Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. The controlling shareholder or actual controller of the domestic enterprise organizes or instructs the illegal acts, then a fine between RMB1 million to RMB10 million shall be imposed on them, and for other directly responsible personnel in charge shall be punished by a fine of RMB500,000 to RMB5,000,000. Furthermore, If the circumstances are serious, the CSRC may impose a securities market ban on the responsible personnel from entering the securities market, and if they constitute a crime, criminal liability shall be investigated in accordance with the law.

C.Organizational Structure

The following diagram illustrates our organizational structure, the place of formation, ownership interest of each of our significant subsidiaries and material variable interest entity as of the date of this annual report:

Note:

The shareholders of Shanghai IT are Mr. Wei Ji and Mr. Qi Wang, each owning 64% and 36% of Shanghai IT’s equity interest, respectively. Mr. Wei Ji and Mr. Qi Wang are two of our employees.

Contractual Arrangements with The Variable Interest Entity

Due to legal restrictions in Chinese mainland on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Shanghai IT, which we conduct business operations through a series of contractual arrangements. These contractual arrangements allow us to:

●	conduct business operations through contractual arrangements with Shanghai IT;
●	receive substantially all of the economic benefits of Shanghai IT; and
●	have an exclusive option to purchase all or part of the equity interests in Shanghai IT when and to the extent permitted by laws of Chinese mainland.

Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from Shanghai IT and therefore our Cayman Island holding company is considered the primary beneficiary of Shanghai IT for accounting purposes and consolidates Shanghai IT and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat Shanghai IT as a consolidated entity under U.S. GAAP and we consolidate the financial results of Shanghai IT in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, Shanghai IT, and the contractual arrangements are not equivalent to an equity ownership in the business of Shanghai IT.

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

We are an internet company listed on Nasdaq in 2004. The9 Limited aims to become a global diversified high-tech internet company. We had been operating an online game business before our listing until 2021, we have turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR since 2022.

The major factors affecting our results of operations and financial conditions include:

●	our revenues’ composition and sources of revenues;
●	our cost of revenues; and
●	our operating expenses.

Revenue Composition and Sources of Revenue. In 2020, we generated substantially all of our revenues from online game services, and the remaining portion of our revenues from other services. We began cryptocurrency mining activities in February 2021. In 2021 and 2022, we generated substantially all of our revenues from cryptocurrency mining, the remaining portion of our revenues from NFT business, provision of hosting services, consulting services and other services. The following table sets forth our revenues generated from cryptocurrency mining and NFT business and other revenues, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Cryptocurrency mining revenue	—	—	134,123	98.7	101,782	14,757	85.6
NFT business			299	0.2	10,034	1,455	8.4
Other revenues	625	100.0	1,453	1.1	7,072	1,025	6.0
Total Revenues	625	100.0	135,875	100.0	118,888	17,237	100.0

Cryptocurrency Mining. In 2021 and 2022, revenues from our cryptocurrency mining business amounted to RMB134.1 million and RMB101.8 million (US$14.8 million), respectively.

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

We also engaged in the mining of Filecoins. We generates Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Filecoins awards from the main networks, As of December 31, 2022, we had recognized RMB0.8 million (US$0.1 million) Filecoin revenue based on our revenue recognition accounting policies.

NFT business and other revenues. In 2021 and 2022, NFT business and other revenues mainly included revenues from NFT Selling revenues, blockchain-based on-line game, MetaGoal. and provision of hosting and consulting services. Revenues from our NFT business and other revenues amounted to RMB1.8 million and RMB17.1 million (US$2.5 million) in 2021 and 2022, respectively. In 2020, other revenues mainly included online game services and revenues from the provision of technical services to customers. Revenues from our online game services amounted to RMB0.6 million in 2020. We primarily generate our online game service revenues through item-based revenue models. Under an item-based revenue model, players of our games play the games for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing and accessories. Thus, we generate revenues through the sale of such in-game premium features that players use game points to purchase. The distribution of points to end users is typically made through sales of prepaid online points. Fees from prepaid online points are deferred when initially received. This revenue is recognized over the life of the premium features or as the premium features are consumed.

Cost of Revenues. In 2021 and 2022, our cost of revenue primarily consisted of costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners. In 2020, our cost of revenues consisted of costs directly attributable to rendering our services, including online game royalties, payroll, revenue sharing to third-party game platform, telecom carries and other suppliers, depreciation and rental of internet data center sites, depreciation and amortization of computer equipment and software and other overhead expenses directly attributable to the services we provide.

Operating Expenses. In 2021 and 2022, Our operating expenses primarily consisted of impairment loss of equipment, gain on disposal of subsidiaries, product development expenses, sales and marketing expenses, general and administrative expenses, and impairment of cryptocurrencies. In 2020, our operating expenses primarily consisted of product development expenses, sales and marketing expenses, general and administrative expenses, impairment of other long-lived assets, impairment on advance and other assets and gain on disposal of subsidiaries.

Product Development Expenses. In 2021 and 2022, our product development expenses primarily consisted of outsourced research and development, payroll, depreciation charges and other overhead for the development of NFTSTAR. In 2020, our product development expenses primarily consisted of outsourced research and development, payroll, depreciation charges and other overhead for the development of our proprietary games. Other overhead product development costs included costs incurred by us to develop, maintain, monitor and manage our websites. Our product development expenses amounted to RMB2.4 million, RMB1.9 million and RMB2.4 million (US$0.4 million) for the year ended December 31, 2020, 2021 and 2022, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consisted of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB0.6 million, RMB22.0 million and RMB118.6 million (US$17.2 million) for the year ended December 31, 2020, 2021 and 2022, respectively.

General and Administrative Expenses. In 2021 and 2022, our general and administrative expenses primarily consisted of non-cash share-based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services, depreciation and amortization expenses and equity transactions. In 2020, our general and administrative expenses primarily consisted of compensation and travel expenses for our administrative staff, depreciation of property and equipment, provision of allowance for doubtful accounts, entertainment expenses, administrative office expenses, as well as fees paid to professional service providers for auditing, legal services, and equity transactions. General and administration expenses amounted to RMB108.7 million, RMB293.2 million and RMB376.4 million (US$54.6 million) for the year ended December 31, 2020, 2021 and 2022, respectively.

Impairment of cryptocurrencies. The useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB50.9 million and RMB58.6 million (US$8.5 million) for the years ended December 31, 2021 and 2022, respectively.

Impairment of equipment, intangible assets and other long-lived assets. We recognized impairment on other long-lived assets of RMB6.5 million, RMB11.6 million and RMB176.9 million (US$25.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment on advance and other assets. We recognized impairment on advance and other assets of RMB20.4 million, nil and RMB159.2 million (US$23.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Gain on disposal of subsidiaries. We recognized gain on disposal of subsidiaries of RMB475.6 million and RMB15.0 million for the years ended December 31, 2020 and 2021, respectively.  We recognized loss on disposal of subsidiaries of RMB3.7 million (US$0.5 million) for the year ended December 31, 2022.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business mainly through our subsidiaries in Hong Kong, Singapore, Kazakhstan, etc. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We have gradually and significantly reduced our business operation through the variable interest entity in Chinese mainland. In terms of our business operations in Chinese mainland, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Current regulations of Chinese mainland restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with relevant SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of Chinese mainland relating to the establishment of offshore special purpose companies by residents of Chinese mainland may subject our resident shareholders of Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

Income and Sales Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the year ended December 31, 2022.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the year ended December 31, 2022.

Chinese mainland

Our subsidiaries and the variable interest entity and its subsidiaries incorporated in Chinese mainland are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. Our subsidiaries and the variable interest entity and its Chinese mainland subsidiaries are generally subject to EIT at a statutory rate of 25%. We had moved all mining operations outside of Chinese mainland.

The National People’s Congress of the PRC adopted and promulgated the EIT Law on March 16, 2007. The EIT Law went into effect as of January 1, 2008 and revised on February 24, 2017 and December 29, 2018, and unified the tax rate generally applicable to both domestic and foreign-invested enterprises in Chinese mainland. Our company’s subsidiaries and variable interest entity in Chinese mainland are generally subject to EIT at a statutory rate of 25%.

In addition, under the EIT Law, enterprises organized under the laws of their respective jurisdictions outside of Chinese mainland may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their Chinese mainland-sourced dividend income if they have no establishment or place of business in Chinese mainland or if such income is not related to their establishment or place of business in Chinese mainland, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the EIT Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain Chinese mainland subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between Chinese mainland and Hong Kong, dividends paid by a foreign-invested enterprise in Chinese mainland to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval and filing procedures of relevant tax authority.

In February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner.” When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, pursuant to which non-resident taxpayers which satisfy the criteria to be entitled to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of Chinese mainland. We cannot assure you that any dividends to be distributed by us or by our subsidiaries to our non-Chinese mainland shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with Chinese mainland providing a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

The EIT law deems an enterprise established offshore but having its management organ in Chinese mainland as a “resident enterprise” that will be subject to Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82 which was partly repealed on December 29, 2017. According to Circular 82, a foreign enterprise controlled by a company in Chinese mainland or a company group in Chinese mainland shall be deemed a resident enterprise of Chinese mainland, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in Chinese mainland; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in Chinese mainland; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in Chinese mainland; and (iv) more than half of the directors or senior management with voting rights reside in Chinese mainland. On July 27, 2011, SAT issued SAT Bulletin 45, as amended on April 17, 2015, June 28, 2016 and June 15, 2018, which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any company in Chinese mainland or company group in Chinese mainland, we cannot assure you that we will not be deemed to be a “resident enterprise” under the EIT Law and thus be subject to PRC EIT on our global income.

According to the EIT Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise of Chinese mainland on equity interests it directly owns in another resident enterprise of Chinese mainland. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within Chinese mainland.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.”

With respect to sales taxes, before December 31, 2011, all the services provided by our Chinese mainland subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and was amended on July 11, 2017 and March 20, 2019. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax As a result of Circular 36, the services provided by Shanghai IT, Shanghai Hui Ling, Wuxi QuDong, Shencai, Leixian and Jiugang as general VAT payers will be subject to VAT at the rate of 6%, and the services provided by our other Chinese mainland subsidiaries or the variable interest entity as small-scale VAT payers will be subject to VAT at the rate of 3%.

United States

Our subsidiaries in the United States are registered in Delaware and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ended December 31, 2022 and state corporate income tax at a rate of 8.7%.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note <30> to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Cryptocurrency mining revenue	—	—	134,122,954	98.7	101,782,024	14,757,006	85.6
Online game services and other revenues	625,488	100.0	1,752,186	1.3	17,105,855	2,480,116	14.4
	625,488	100.0	135,875,140	100.0	118,887,879	17,237,122	100.0
Sales taxes	—	—	—	—	—	—	—
Total net revenues	625,488	100.0	135,875,140	100.0	118,887,879	17,237,122	100.0
Cost of cryptocurrency mining	—	—	(83,449,749)	(61.4)	(142,212,740)	(20,618,909)	(119.6)
Cost of online game services and other revenues	(814,136)	(130.2)	(4,584,754)	(3.4)	(42,410,875)	(6,148,999)	(35.7)
Total cost	(814,136)	(130.2)	(88,034,503)	(64.8)	(184,623,615)	(26,767,908)	(155.3)

Gross (loss) profit	(188,648)	(30.2)	47,840,637	35.2	(65,735,736)	(9,530,786)	(55.3)

Operating (expenses) income:
Product development	(2,438,095)	(389.8)	(1,917,562)	(1.4)	(2,432,975)	(352,748)	(2.0)
Sales and marketing	(646,492)	(103.4)	(22,039,467)	(16.2)	(118,586,562)	(17,193,435)	(99.7)
General and administrative	(108,747,919)	(17,386.1)	(293,152,801)	(215.8)	(376,379,730)	(54,569,931)	(316.6)
Impairment on other long-lived assets	(6,515,200)	(1,041.6)	—	—	—	—	—
Impairment on cryptocurrency	—	—	(50,887,472)	(37.5)	(58,624,256)	(8,499,718)	(49.3)
Impairment on equipment	—	—	(11,639,246)	(8.6)	(176,874,099)	(25,644,334)	(148.8)
Impairment on advance and other assets	(20,371,500)	(3,256.9)	—	—	(159,224,137)	(23,085,330)	(133.9)
Gain(loss) on disposal of subsidiaries	475,588,803	76,034.8	15,015,770	11.1	(3,748,717)	(543,513)	(3.2)
Total operating (expenses) income	336,869,597	53,857.1	(364,620,778)	268.3	(895,870,476)	(129,889,009)	(753.5)

Other operating income, net	27,358	4.4	—	—	—	—	—

(Loss) income from operations	336,708,307	53,831.3	(316,780,141)	(233.1)	(961,606,212)	(139,419,795)	(808.8)
Impairment on equity investments	(1,172,755)	(187.5)	(7,599,505)	(5.6)	(17,252,515)	(2,501,380)	(14.5)
(Impairment) gain on other investments	(18,000,000)	(2,877.8)	17,245,513	12.7	(29,958,381)	(4,343,557)	(25.2)
Realized gain on exchange cryptocurrencies	—	—	—	—	10,864,747	1,575,240	9.1
Interest income	429,732	68.7	—	—	—	—	—
Interest expense	(4,070,179)	(650.7)	(119,174,037)	(87.7)	(23,209,451)	(3,365,054)	(19.5)
Fair value change on warrants liability	37,851	6.1	—	—	—	—	—
Gain from change in fair value of convertible feature derivative liability	—	—	62,246,860	45.8	37,249,976	5,400,739	31.3
Gain on disposal of equity investee and available-for-sale investments	174,295	27.9	—	—	711,914	103,218	0.6
Gain on disposal of other investments	2,818,643	450.6	—	—	—	—	—
Gain on extinguishment of convertible notes	56,755,902	9,073.9	—	—	—	—	—
Gain on waiver of interest-free loan	35,397,500	5,659.2	—	—	—	—	—
Foreign exchange loss	(8,319,669)	(1,330.1)	(6,449,136)	(4.7)	(6,301,271)	(913,598)	(5.3)
Other (expenses) income, net	2,005,143	320.6	(44,589,670)	(32.8)	10,008,938	1,451,160	8.4
(Loss) income before income tax expense and share of loss in equity method investments	402,764,770	64,392.1	(415,100,116)	(305.5)	(979,492,255)	(142,013,027)	(823.9)
Income tax expense	(7,165,097)	(1,145.5)	—	—	—	—	0.0
Share of loss in equity method investments	(2,165,935)	(346.3)	(1,725,152)	(1.3)	—	—	—
Net income (loss)	393,433,738	62,900.3	(416,825,268)	(306.8)	(979,492,255)	(142,013,027)	(823.9)
Net loss attributable to noncontrolling interest	(3,259,528)	(521.1)	(5,590,513)	(4.1)	(4,633,205)	(671,752)	3.9
Net loss attributable to redeemable noncontrolling interest	(1,190,122)	(190.3)	—	—	—	—	—
Net income (loss) attributable to The9 Limited	397,883,388	63,611.7	(411,234,755)	(302.7)	(974,859,050)	(141,341,275)	(820.0)
Change in redemption value of redeemable noncontrolling interest	(1,190,122)	(190.3)	—	—	—	—	—
Net income (loss) attributable to shareholders of ordinary shares	396,693,266	63,421.4	(411,234,755)	(302.7)	(974,859,050)	(141,341,275)	(820.0)
Other comprehensive (loss) income, net of tax:
Currency translation adjustments	3,516,774	562.2	3,984,443	2.9	166,220	24,100	0.1
Total comprehensive income (loss)	396,950,512	63,462.5	(412,840,825)	(303.8)	(979,326,035)	(141,988,927)	(823.7)

Notes:

(1) Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB6.8972 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—Selected Financial Information—Exchange Rate Information.”

Year 2022 Compared to Year 2021

Revenues. Our revenues decreased by 12.5%, from RMB135.9 million in 2021 to RMB118.9 million (US$17.2 million) in 2022, primarily because the fall in the price of Bitcoin.

Cost of Revenue. Cost of revenue increased by 109.7% from RMB88.0 million in 2021 to RMB184.6 million (US$26.8 million) in 2022, primarily due to the increase of depreciation expenses on Bitcoin mining machines.

Product Development Expenses. Product development expenses increased by 26.9% from RMB1.9 million in 2021 to RMB2.4 million (US$0.4 million) in 2022. The increase was primarily due to our development on new game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 438.1% from RMB22.0 million in 2021 to RMB118.6 million (US$17.2 million) in 2022. The increase in sales and marketing expenses was primarily due to the royalty fee paid to the sports star.

General and Administrative Expenses. General and administrative expenses increased by 28.4% from RMB293.2 million in 2021 to RMB376.4 million (US$54.6 million) in 2022. The increase was primarily due to the increase in share-based compensation to senior management.

Impairment on Cryptocurrencies. We  recognizedan impairment of cryptocurrencies amounting to RMB58.6 million (US$8.5 million) in 2022, based on the impairment assessment performed after considering our cryptocurrencies carrying amount exceeded its fair value at any time subsequent to their acquisition. We recognized an impairment of cryptocurrencies amounting to RMB50.9 million in 2021, based on the impairment assessment performed after considering our Bitcoin carrying amount exceeded its fair value at any time subsequent to their acquisition.

Gain on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB3.7 million (US$0.5 million) in 2022. We had a gain on disposal of subsidiaries of RMB15.0 million in 2021, which included RMB9.4 million pertaining to the loss of control of Red 5 Studios, Inc. Red 5 Studios, Inc. was an online game development studio invested by us and based in the U.S., which had been inactive for the past few years.

Impairment (Gain) on Other Investments. We recognized loss on other investments amounting to RMB30.0 million (US$4.3 million) in 2022, primarily due to the impairment of investments of FF Intelligent ,SMI snd Skychain. We recognized gain on other investments amounting to RMB17.2 million in 2021, primarily due to the net effect on the gain we recognized on the rebooking the investment in FF Intelligent, less its subsequent impairment, and our investment in SMI; less the impairment losses we recognized in other investment.

Interest (Expenses), Net. We recorded interest expenses amounting to RMB23.2 million (US$3.4 million) in 2022, mainly resulting from decrease of non-cash amortization of debt discount and interest expense relating to the convertible notes. We recorded interest expenses amounting to RMB119.2 million in 2021, mainly resulting from a non-cash amortization of debt discount and interest expense relating to the convertible notes we issued in February and March 2021.

Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB37.2 million (US$5.4 million) in 2022, mainly related to the convertible notes we issued in August 2022 and March 2021. We had a gain from change in fair value of conversion feature derivative liability of RMB62.2 million in 2021, mainly related to the convertible notes we issued in February 2021 and March 2021 and August 2022.

Other (Expenses) Income, Net. We recorded other income amounting to RMB10.0 million (US$1.5 million) in 2022, mainly relating to the Group recorded about RMB54.7 million settlement payment to Splendid Days and a third-party in 2021. We recorded other expenses amounting to RMB44.6 million in 2021, mainly relating to the refund made to investors who invested in our previous CrossFire New Mobile Game project. Since the refund was made at a discount, we recorded other income together with the extinguishment of the respective liabilities.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB974.9 million (US$141.3 million) in 2022, as compared with net income attributable to holders of ordinary shares of RMB411.2 million in 2021.

Year 2021 Compared to Year 2020

Revenues. Our revenues increased by 21,623.1%, from RMB625 thousand in 2020 to RMB135.9 million in 2021, primarily because we started our cryptocurrency mining business in February 2021.

Cost of Revenue. Cost of revenue increased by 10,713.2% from RMB814 thousand in 2020 to RMB88.0 million in 2021, primarily due to the increase in costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners.

Product Development Expenses. Product development expenses decreased by 21.3% from RMB2.4 million in 2020 to RMB1.9 million in 2021. The decrease was primarily due to the decrease in payroll expenses for the development team.

Sales and Marketing Expenses. Sales and marketing expenses increased by 3,309.1% from RMB646 thousand in 2020 to RMB22.0 million in 2021. The increase in sales and marketing expenses was primarily due to the increase in offline marketing expenses and the increase in payroll expenses for the marketing team.

General and Administrative Expenses. General and administrative expenses increased by 169.6% from RMB108.7 million in 2020 to RMB293.2 million in 2021. The increase was primarily due to the increase in share-based compensation to senior management and professional fees incurred from professional service providers for auditing, legal services, and equity transactions.

Impairment on Cryptocurrencies. We recognized an impairment of cryptocurrencies amounting to RMB50.9 million in 2021, based on the impairment assessment performed after considering our Bitcoin carrying amount exceeded its fair value at any time subsequent to their acquisition. We did not have any impairment on cryptocurrencies in 2020 as we commenced our cryptocurrency mining in February 2021.

Gain on Disposal of Subsidiaries. We had a gain on disposal of subsidiaries of RMB15.0 million in 2021, which included RMB9.4 millon pertaining to the loss of control of Red 5 Studios, Inc. Red 5 Studios, Inc. was an online game development studio invested by us and based in the U.S., which had been inactive for the past few years. We had a gain on disposal of subsidiaries of RMB475.6 million in 2020, including a gain on disposal of subsidiaries that had been classified as held-for-sale.

Impairment (Gain) on Other Investments. We recognized gain on other investments amounting to RMB17.2 million in 2021, primarily due to the net effect on the gain we recognized on the rebooking the investment in FF Intelligent, less its subsequent impairment, and our investment in SMI; less the impairment losses we recognized in other investment. We recorded an impairment of other investment amounting to RMB18.0 million in 2020, primarily due to the impairment assessment performed after considering the recoverable amount of the Shanghai Institute of Visual Art of Fudan University.

Interest (Expenses), Net. We recorded interest expenses amounting to RMB119.2 million in 2021, mainly resulting from a non-cash amortization of debt discount and interest expense relating to the convertible notes we issued in February and March 2021. We recorded interest expenses of RMB4.1 million in 2020, primarily related to the convertible notes which were settled in May 2020.

Change in Fair Value of Warrants Liability. We had a loss from change in fair value of convertible notes and warrants liability of RMB37.9 thousand in 2020. We did not have such expenses after we settled the convertible notes in May 2020.

Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB62.2 million in 2021, mainly related to the convertible notes we issued in February and March 2021.

Gain on Disposal of Other Investments. We had no gain on disposal of other investments in 2021. We had a gain on disposal of other investments of RMB2.8 million in 2020 related to the disposal and refund of certain subscribed tokens.

Other (Expenses) Income, Net. We recorded other expenses amounting to RMB44.6 million in 2021, mainly relating to the refund to investors who invested in our previous CrossFire New Mobile Game project. Since the refund was made at a discount, we recorded other income together with the extinguishment of the respective liabilities. We recorded other income of RMB2.0 million in 2020, primarily due to foreign exchange loss.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB411.2 million in 2021, as compared with net income attributable to holders of ordinary shares of RMB396.7 million in 2020.

B.Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in Hong Kong, Singapore and Chinese mainland. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We have gradually and significantly reduced our business operation through the variable interest entity in Chinese mainland. In terms of our business operations in Chinese mainland, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Specifically, Shanghai Hui Ling, one of our Chinese mainland subsidiaries, obtains funds from the entities in Chinese mainland in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of Chinese mainland. However, under existing foreign exchange regulations of Chinese mainland, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE or designated banks. Approval from or registration with appropriate government authorities and authorized banks is required where RMB is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current regulations of Chinese mainland restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our Chinese mainland subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2022, such restricted portion was RMB70.4 million (US$10.2 million). We have not directed our Chinese mainland subsidiaries or the variable interest entity to distribute any dividends to-date.

In 2020, 2021 and 2022, our Cayman Islands holding company transferred cash in the total amount of RMB0.1 million, nil and RMB10.3 million (US$1.5 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of RMB0.3 million, nil and nil to the variable interest entity and its subsidiaries, respectively.

In 2020, 2021 and 2022, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB310.8 million, RMB2.3 million and RMB5.1 million (US$0.7 million) to our subsidiaries, respectively, and received cash from in the total amount of RMB359.7 million, RMB58.3 million and RMB17.0 million (US$2.5 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, RMB6.8 million and RMB3.7 million (US$0.5 million) of service income from our subsidiaries in 2020, 2021 and 2022, respectively.

In 2020, 2021 and 2022, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2020, 2021 and 2022, our wholly-owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-27 to F-30 of this annual report on Form 20-F.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2020, 2021 and 2022, we had RMB31.7 million, RMB428.4 million and RMB58.1 million (US$8.4 million), respectively, in cash and cash equivalents. The decrease in cash and cash equivalents from 2021 to 2022 was primarily due to continuous cash outflow in connection with our product development and sales and marketing activities. The increase in cash and cash equivalents from 2020 to 2021 was primarily due to the net cash provided by financing activities including proceeds from our follow-on offering and issuance of convertible notes in 2021, partially offset by cash used in operating activities mainly related to our cryptocurrency mining business in 2021.

We had an accumulated deficit of approximately RMB4,378.3 million (US$634.8 million), working capital deficit of apprxomately RMB166.5 million (US$24.1 million), our total current liabilities exceeded total current assets as of December 31, 2022, incurred recurring losses and generated negative cash flow from operating activities.  These conditions, along with other matters raise substantial doubt about our ability to continue as a going concern.. We have not generated significant revenues or positive cash flows from operations since 2009.

To meet our working capital needs, we are also considering multiple alternatives, including but not limited to additional equity and debt financing, as described below. We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Company and Our Industry—We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

Disposal of certain assets to meet the current obligations

Although majority of the current liabilities may not lead to actual short term cash outflow, in case we need to obtain cash to meet certain current obligations, we can sell cryptocurrencies and cryptocurrency mining machines on hand, both have active and liquid secondary market which can provide additional working capital to meet current obligations in addition to our current cash balance.

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

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we are obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount. In January 2023, we and Streeterville entered into an amendment to the promissory note under which we agreed to extend the maturity of note until March 17, 2024, and the extension fee is 4% of the outstanding balance of the note. The convertible note has been partially repaid and the remaining outstanding amount is around US$15 million, as of March 30, 2022.

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

In August 2022, we issued and sold a one-year convertible note in a principal amount of US$5,500,000 to Streeterville for an aggregate consideration of US$4,985,000. The note carries an original issue discount of $500,000.00 (the “OID”). The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs, provided that any redemptions made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium. We have the right to prepay all or any portion of the outstanding balance, at any time, subject to fifteen percent (15%) premium on the prepaid amount.

We may continue to do similar equity financing in the future.

If we are unable to obtain the necessary capital, we will need to sell our assets, seek to be acquired by another entity and/or cease operations. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

In 2022, a significant portion of our cash outflows was attributable to our NFT business. We have been reducing the cash outflow for this business significantly. Also, we have the ability to control the level of discretionary spending on expenses by implementation of cost savings on non-essential expenses from the day-to-day business operations.

We believe that, upon the successful implementation of the foregoing potential sources of cash flow, we may have sufficient financial resources to meet our anticipated operating cash flow requirements, to meet our obligations and to pay off liabilities as and when they fall due for the 12 months following the date of this annual report.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(106,253)	(687,689)	(154,742)	(22,436)
Net cash provided by (used in) investing activities	438,263	(141,883)	(248,786)	(36,071)
Net cash (used in) provided by financing activities	(310,686)	1,227,436	33,026	4,788
Effect of foreign exchange rate changes on cash and cash equivalents	259	(1,140)	145	21
Net change in cash and cash equivalents	21,583	396,725	(370,357)	(53,697)
Cash and cash equivalents at the beginning of year	10,113	31,696	428,421	62,115
Cash and cash equivalents at the end of year	31,696	428,421	58,064	8,418

Operating Activities

Net cash used in operating activities was RMB154.7 million (US$22.4 million) in 2022, compared to RMB687.7 million in 2021 and RMB106.3 million in 2020. The increase of net cash used in operating activities in 2022 was mainly due to cash used in operating activities related to our NFT business in 2022.

The net cash used in operating activities in 2022 reflected a net loss of RMB979.5 million (US$142 million), primarily due to (i) decrease in accrued expense and other current liabilities of RMB71.7 million (US$10.4 million), (ii) gain from change in fair value of conversion feature derivative liability of RMB37.2 million (US$5.4 million), partially offset by (i) decrease in prepayments and other current assets of RMB72.4 million (US$10.5 million), (ii) decrease in accounts receivable RMB3.5 million (US$0.5 million), (iii) increase in accounts payable of RMB121.8 million (US$17.7 million), (iv) share-based compensation expense of RMB202.3 million (US$29.3 million), (v) impairment loss of equipment, intangible assets of RMB176.9 million (US$25.6 million), (vi) impairment on advance and other assets of RMB159.2 million (US$23.1 million), (vii) depreciation and amortization of property, equipment and software of RMB91.4 million (US$13.2 million), and (viii) impairment of cryptocurrencies of RMB58.6 million (US$8.5 million).

The net cash used in operating activities in 2021 reflected a net loss of RMB416.8 million, primarily due to (i) increase in intangible assets of cryptocurrencies of RMB114.9 million, (ii) increase in prepayments and other current assets of RMB537.1 million, and (iii) gain from change in fair value of conversion feature derivative liability of RMB62.2 million, partially offset by (i) impairment of cryptocurrencies of RMB50.9 million, (ii) share-based compensation expense of RMB150.2 million, (iii) depreciation and amortization of property, equipment and software of RMB47.4 million, (iv) amortization of discount and interest on convertible notes of RMB120.6 million, and (v) increase of accrued expense and other current liabilities of RMB60.3 million.

The net cash used in operating activities in 2020 primarily reflected a net gain of RMB393.4 million, partially offset by gain on disposal of subsidiaries of RMB475.6 million, gain on extinguishment of Convertible Notes of RMB56.8 million and gain on waiver of interest-free loan of RMB35.4 million.

Investing Activities

Net cash used in investing activities was RMB248.8 million (US$36.1 million) in 2022, which primarily included (i) purchase of property, equipment and software of RMB247.3 million (US$35.9 million), and (ii) purchase of other investments of RMB23.2 million (US$3.4 million), partially offset by proceeds from (i) proceeds from disposal of other investment of RMB16.6 million (US$2.4 million), (ii) refund from subscribed tokens and other investment of RMB4.5 million (US$0.7 million), and (iii) proceeds from sales of Cryptocurrencies of RMB5.6 million (US$0.8 million).

Net cash used in investing activities was RMB141.9 million in 2021, which primarily included (i) purchase of property, equipment and software of RMB75.6 million, and (ii) purchase of other investments of RMB46.6 million, (iii) purchase of equity method investments of RMB13.9 million and (iv) purchase of intangible assets of RMB 16.4 million, partially offset by proceeds from disposal of property, equipment and software of RMB11.7 million.

Net cash provided by investing activities was RMB438.3 million in 2020, which primarily included proceeds from disposal of subsidiaries of RMB443.9 million, partially offset by purchase for other investments of RMB8.0 million.

Financing Activities

Net cash provided by financing activities in 2022 was RMB33 million (US$4.8 million), primarily attributable to the proceeds from issuance of convertible note of RMB33.7 million (US$4.9 million), partially offset by repayment of loans from a related party of RMB2.6 million (US$0.4 million).

Net cash provided by financing activities in 2021 was RMB1,227.4 million, primarily attributable to (i) the proceeds from issuance of ordinary shares and warrants of RMB1,011.5 million, and (ii) the proceeds from issuance of convertible note of RMB161.6 million, partially offset by (i) ADS issuance fee of RMB3.7 million, and (ii) payment for financial products of RMB800.0 thousand.

Net cash used in financing activities in 2020 was RMB310.7 million, primarily attributable to the repayments of convertible notes and interest-free loan of RMB318.9 million, repayment of a loan from a related party of RMB42.5 million, partially offset against the proceeds from the issuance of ordinary shares and warrants of RMB47.4 million.

As a result of non-renewal of WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of inactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the inactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current laws of Chinese mainland, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170 million (US$24.6 million) as of December 31, 2022.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our purchase of mining machines, convertible notes payable and operating lease obligations.

We incurred capital expenditures of RMB0.4 million, RMB75.6 million and RMB247.3 million (US$35.9 million) in 2020, 2021 and 2022, respectively. In 2021 and 2022, the capital expenditures principally consisted of purchases of cryptocurrency mining machines. We may continue to purchase cryptocurrency mining machines depending on the market situation. In 2020, the capital expenditures principally consisted of purchases of computers and other items related to our network infrastructure.

Our convertible notes payable include the one-year convertible notes in a principal amount of US$5.5 million and US$20 million, respectively, issued to Streeterville Capital, LLC. If Streeterville Capital, LLC convert the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced. As of December 31, 2022, we have RMB61 million (US$8.8 million) of convertible notes payable.

Our operating lease obligations includes the lease of office space, parking lots and warehouse. As of December 31, 2022, we have RMB13.2 million (US$1.9 million) of operating lease obligations.

C.Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on the development of our NFTSTAR platform, our proprietary online games and the maintenance of our websites. Our product development expenses were RMB2.4 million, RMB1.9 million and RMB2.4 million (US$0.4 million) in 2020, 2021 and 2022, respectively.

D.Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in our consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of affiliated entity in Chinese mainland, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

Other than Bitcoins, we are also engaged in the mining of Filecoins. We generate Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Filecoins awards from the main networks.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. We cooperate with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, we do not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, we do not recognized any Filecoin mining revenue before we start to own the Filecoins being mined. Only when we start to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule), we will start to recognize Filecoin mining revenue at fair value on the date we receive and own the Filecoin awards.

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

Deferred revenue relates to unsatisfied performance obligations at the end of the period and primarily consists of fees received from game players in the online game services and technical services. For deferred revenue, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in deferred revenue balance at the beginning of the period was nil for the year ended December 31, 2022.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2020, 2021 and 2022, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2020, 2021 and 2022, we did not have any material interest and penalties associated with tax positions.

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

Share-based compensation expenses of RMB55.1 million, RMB150.2 million RMB202.3 million (US$29.3 million) were recognized for the year ended December 31, 2020, 2021 and 2022, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors, including compensation cost due to the acceleration vesting and exercise of options in June 2017.

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. We provided an allowance for doubtful accounts of RMB2.3 million, RMB0.6 million and RMB20.8 million (US$3.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We have written-off an amount of RMB2.1 million, RMB1.3 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment of Long-lived Assets Other Than Cryptocurrencies

We review long-lived assets and intangible assets other than cryptocurrencies for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB6.5 million, nil and RMB159.2 million (US$23.1 million) were recognized in 2020, 2021 and 2022, respectively.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment loss on investments of RMB19.2 million, RMB9.6 million and RMB47.0 million (US$6.8 million) was recognized in 2020, 2021 and 2022, respectively.

Consolidation of Variable Interest Entity, or VIE

Historically majority of our revenues was derived from online game operation in Chinese mainland. Laws and regulations of Chinese mainland, including the GAPP Circular and the Network Publication Measures prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of Chinese mainland entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIE to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WFOE, and to secure performance of all obligations of the VIE and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIE granted WFOE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIE. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the laws and regulations of Chinese mainland. We also believe that the minimum amount of consideration permitted by the applicable laws of Chinese mainland to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIE is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIE economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining and NFTSTAR. We expect going forward that a majority of our revenues will be sourced outside of Chinese mainland, and the revenues to be recorded in the variable interest entity will be minimal.

Refund of WoW Game Points

As a result of the non-renewal of the WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current laws of Chinese mainland, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.7 million) as of December 31, 2022.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	56	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	62	Independent Director
Kwok Keung Chau(1)(2)	46	Independent Director
Ka Keung Yeung(1)(2)	64	Independent Director
George Lai (Lai Kwok Ho)	46	Director and Chief Finance Officer

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves the chief financial officer and executive director of BetterLife Holding Limited (SEHK: 06909), responsible for overall financial planning and management, company secretarial affairs, coordination of investors relations and administrative work, an independent non-executive director of China Tobacco International (HK) Company Limited (SEHK: 06055) since December 2018, an independent non-executive director of Bank of Zhangjiakou Co., Ltd. since April 2020, an independent non-executive director and the chairman of the audit committee of Suzhou Basecare Medical Corporation Limited (SEHK 02170) since October 2021, and an independent non-executive director and the chairman of the audit committee of China Infrastructure and Logistics Group Limited (SEHK 01719) since May 2022. From October 2017 to November 2022, Mr. Chau was an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (SEHK: 02779). From November 2007 to January 2020, Mr. Chau was an executive director and the chief financial officer of Comtec Solar Systems Group Limited, responsible for corporate financial and general management. From May 2014 to May 2019, he was an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd. (SEHK: 06198; SSE: 601298). From December 2019 to August 2021, he was an independent non-executive director and the chairman of the audit committee of Forward Fashion (International) Holdings Company Ltd. (SEHK: 02528). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., (SEHK: 08006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited (SEHK: 01668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a member of the Association of Chartered Certified Accountants since June 2002, a Chartered Financial Analyst of the CFA Institute since September 2003, a member of the Hong Kong Institute of Certified Public Accountants since July 2005, and a fellow member of the Institute of Public Accountants of Australia and Institute of Financial Accountants since June 2020. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2022 was approximately RMB3.9 million (US$0.6 million) and RMB0.9 million (US$0.1 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

Share Incentive Plan

Tenth Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017, December 2018, August 2021 and April 2023.

Under the Tenth Amended and Restated 2004 Stock Option Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards is 550,000,000. As of March 31, 2023, no option to purchase Class A ordinary shares under the Option Plan was outstanding and 141,430,560 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units. In September 2018 our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeit and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. In June 2020, our board of directors and board committees authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares of our company to certain directors, officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. As of the date of this annual report, all the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions. In February 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares. In September 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of March 31, 2023 and that remained outstanding.

			Total Number
			of Ordinary
			Shares
	Restricted		Underlying
	Shares Issued		Options	Exercise Price	Expiration Date

	(in US$)
Jun Zhu	58,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai	5,575,041		—	—	—
All Directors and Senior Executive Officers as a Group	64,375,077		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)Consists of 7,500,000 Class B ordinary shares and 51,300,000 Class A ordinary shares.

As of March 31, 2023, 141,876,600 restricted Class A ordinary shares and no option to purchase Class A ordinary shares outstanding under the Option Plan were issued or granted to the other individuals as a group.

The following paragraphs describe the principal terms of the Tenth Amended and Restated 2004 Stock Option Plan.

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

Termination of Plan. Unless terminated earlier, our Option Plan will expire in 2043. Our board of directors has the authority to amend, alter, suspend or terminate our Option Plan. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our Option Plan.

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

Terms of Directors

Our board of directors is currently divided into three classes with different terms. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place. Our independent directors, namely Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, were re-elected at our 2021 annual general meeting and each of them is serving a three-year term until the 2024 annual general meeting or until his/her successor is duly elected and qualified, whichever is earlier. Jun Zhu, our chairman and chief executive officer, was re-elected as a director at our 2022 annual general meeting and is serving a three-year term until the 2025 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. George Lai, our chief financial officer and director, was re-elected as a director at our 2021 annual general meeting and is serving a three-year term until the 2024 annual general meeting or until his successor is duly elected and qualified, whichever is earlier. Upon expiration of the term of office of each class, succeeding directors in each class will be elected for a term of three years. Directors may be removed from office by ordinary resolution of shareholders at any time before the expiration of his/her term. Pursuant to the natural expiration of the directorial terms, elections for directors would be held on the date of the annual general meeting of shareholders.

D.Employees

As of December 31, 2022, we had 72 employees, all of them were based in China, including 35 in management and administration, 5 in game operations, sales and marketing, 20 in product development, operation, and market investment, 8 in technology development, and 4 technical support personnel. We had 74 and 61 employees as of December 31, 2020 and 2021, respectively. We consider our relations with our employees to be good.

E.Share Ownership

As of March 31, 2023, there were 941,701,597 ordinary shares outstanding, being the sum of 928,094,263 Class A ordinary shares (excluding 152,719,107 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, shares that we may be obligated to issue pursuant to the terms and conditions of the warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers who are also our shareholders; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
			Total ordinary
			shares on an
			as converted		% of aggregate
	Class A	Class B	basis	%(2)	voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	57,517,323	13,607,334	71,124,657	7.6	62.0
Davin A. Mackenzie	*	—	*	0.4	0.2
Kwok Keung Chau	*	—	*	0.4	0.2
Ka Keung Yeung	*	—	*	0.4	0.2
George Lai (Lai Kwok Ho)(5)	9,019,991	—	9,019,991	1.0	0.4
All Directors and Senior Executive Officers as a Group	78,033,260	13,607,334	91,640,594	9.7	62.9
Principal Shareholders:
Jun Zhu(4)	57,517,323	13,607,334	71,124,657	7.6	62.0
JPKONG LTD(6)	49,801,786	—	49,801,786	5.3	2.2

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 941,701,597 ordinary shares outstanding as of March 31, 2023, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 31, 2023.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,090 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 51,300,000 Class A ordinary shares in the form of restricted shares and 5,305,230 Class A ordinary shares represented by ADSs held by Jun Zhu.
(5)	Includes 5,775,041 Class A ordinary shares in the form of restricted shares and 3,244,950 Class A ordinary shares represented by American depositary shares directly held by George Lai.
(6)	Includes 49,801,786 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD. JPKONG LTD. is a British company wholly owned and controlled by Mr. Jianping Kong. The registered address for JPKONG LTD. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, 937,198,762 Class A ordinary shares (including 152,719,107 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Arrangements with Variable Interest Entity

Current laws and regulations of Chinese mainland impose substantial restrictions on foreign ownership of entities involved in ICP in Chinese mainland. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in Chinese mainland. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and conduct business operations through contractual arrangements with Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, these agreements, except those that have already been terminated, are valid, binding and enforceable under the current laws and regulations of Chinese mainland. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of relevant computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the relevant rules and regulations of Chinese mainland, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third party designated by us the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party designated by us will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of Chinese mainland. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of Chinese mainland. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of Chinese mainland.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wong, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling, our subsidiary. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loans shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the relevant local administration for market regulation pursuant to the PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

In the opinion of Grandall Law Firm, our PRC counsel:

●	the ownership structures of Shanghai Hui Ling and Shanghai IT currently are in compliance with laws or regulations of Chinese mainland currently in effect; and
●	the contractual arrangements among Shanghai Hui Ling, Shanghai IT and the shareholders of Shanghai IT governed by laws of Chinese mainland currently are valid, binding and enforceable under laws of Chinese mainland, and do not and will not result in any violation of applicable laws or regulations of Chinese mainland currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in Chinese mainland. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Investments or Agreements entered into with Variable Interest Entity or Associates

In 2013, we entered into an agreement with ZTE9, an equity investee of us, to jointly operate IPTV games in Chinese mainland. According to the agreement, we paid ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, we entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million and all outstanding balances have been offset. No IPTV business transaction in 2020, 2021 and 2022 and total amount due to ZTE9 for IPTV business was nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively. No borrowing lent to ZTE9 in 2020, 2021 and 2022 and total amount due from ZTE9 for outstanding loans was nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively.

We charged a service fee to Big Data, a previous equity investee and now a subsidiary of ours, amounted to nil, nil and nil in 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, the total amount due from Big Data was RMB0.1 million, RMB1.5 million and RMB1.1 million, respectively.

In March 2019, we entered into a joint venture agreement with F&F, and subsequently attempted to enter into electric vehicle business. In April 2019, we paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited, an affiliate of Splendid Days Limited. In November 2020, we converted initial deposit of US$5.0 million with F&F into 2,994,011 Class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed to be released. In July 2021, F&F Intelligent Mobility Global Holdings Ltd. completed a merger with a SPAC company and became a public company F&F Intelligent Electric Inc. (Nasdaq: FFIE). We own 423,053 shares of FFIE after the merger.

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

In February 2020, we entrusted a nominee to hold trust shares of 50% in Nanyang Herbs. In March 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. We have invested an amount of RMB3.3 million to Nanyang Herbs in 2020.

In June 2020, we entered into an investment agreement to establish Shandong Shanyeyunye, where we invested a total of RMB5.0 million in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operates chess and card leisure games in the Province of Shandong. In October 2021, we signed an agreement with a third party to sell our equity.

In August 2020, we entered into an investment agreement with Beijing Naonao, which aims to develop and operate games designed for therapy purposes. We invested RMB3.0 million in Beijing Naonao for an equity interest of 9.09%.

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

In April 2021, we signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. However, the construction has not been completed and mining facility has not been delivered to us for deployment of our mining machines on the agreed date. We were not able to deploy our mining machines in this mining facility as Skychain Technologies Inc. failed to complete the construction due to the local regulatory and permitting issues as well as significant construction delays. In response, we have filed a complaint against Skychain and its affiliate Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, we have obtained summary judgement for the portion of CAD2 million of convertible debentures repayment. We are in the process of enforcement.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million, RMB73.9 million, RMB11.0 million, RMB16.1 million in loan to us in 2016, 2017, 2018 and 2019, respectively. The loans are interest-free. We have repaid a total of RMB42.5 million, RMB6.4 million and RMB2.6 million (US$0.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, RMB20.6 million, RMB14.1 million and RMB11.5 million (US$1.7 million) of such loan remained outstanding, respectively.

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

Legal Proceedings

Due to our failure to repay the Convertible Notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting our company and some of our subsidiaries and the variable interest entity from disposing our assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against our company, our subsidiaries and the variable interest entity. We entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against us has been discharged. In April 2022 we have negotiated and signed another settlement deed pursuant to which we agreed to pay Splendid Days and a third-party total of approximately US$8.6 million in order to settle outstanding claims under the Convertible Notes. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated. In June 2022 we have paid US$5.4 million and in December 2022 we have paid US$0.2 million to Splendid Days.

Skychain Technologies Inc materially breached the Financing Agreement with us by failing to obtain permits required to complete the cryptocurrency hosting facility in Birtle, Manitoba, Canada and abandoned the construction project as a result. On July 6, 2022, filed a complaint against Skychain and its wholly owned subsidiary Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, we have obtained summary judgement for CAD2 million and are in the processes of enforcement. Skychain has filed the appeal, which was rejected by the court in April 2023.

On August 5, 2022, we filed a compliant against Compute North, LLC for breach of contract under which Compute North should provide a facility to deploy our cryptocurrency machines. Compute North filed an application for bankruptcy and our compliant automatically stayed as a result until the bankruptcy is resolved. In February 2023, the relevant bankruptcy court has approved the bankruptcy reorganization plan.

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

Chinese mainland Taxation

If we are considered a resident enterprise of Chinese mainland under the EIT Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from Chinese mainland, provided that (i) such foreign enterprise investor has no establishment or premises in Chinese mainland, or (ii) it has establishment or premises in Chinese mainland but its income derived from Chinese mainland has no real connection with such establishment or premises. Furthermore, if we are considered a resident enterprise of Chinese mainland and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within Chinese mainland, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% individual income tax in Chinese mainland. It is uncertain whether, if we are considered a Chinese mainland resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between Chinese mainland and other jurisdictions.

If we are required under the tax law of Chinese mainland to withhold Chinese mainland income tax on our dividends payable to our non-Chinese mainland resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-Chinese mainland resident shareholders and ADS holders are subject to the EIT or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

U.S. Federal Income Taxation

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

Based on the market price of our ADSs and the nature and composition of our assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022.

Further, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years including our taxable year ended December 31, 2021. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming a PFIC in any taxable year. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

If we are a PFIC for any taxable year and any of non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and could incur liability for the deferred tax and interest charge described below if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFICs or (2) you dispose of all or part of your ADSs or ordinary shares. It is possible that one or more of our subsidiaries were also PFICs for prior taxable years. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. However, as mentioned above, on November 17, 2022 and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance following each notification. See “Item 3. Key Information—D. Risk Factors— General Risks Related to Our Shares, ADSs and Warrants— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.” If our ADSs are delisted, and are not otherwise readily tradable on an established securities market in the United States, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If any of our subsidiaries are or become PFICs, the mark-to-market election will technically not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR PRIOR YEARS INCLUDING OUR TAXABLE YEAR ENDED DECEMBER 31, 2021 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq, although there can be no assurance in this regard. However, as mentioned above, on November 17, 2022 and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements but we have regained compliance following each notification. See “Item 3. Key Information—D. Risk Factors— General Risks Related to Our Shares, ADSs and Warrants— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our not meeting the Nasdaq Capital Market continued listing requirements.” If our ADSs are delisted, and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, as previously disclosed, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years including our taxable year ended December 31, 2021. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and Chinese mainland (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

If Chinese mainland withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease”), subject to certain conditions and limitations, such Chinese mainland withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

As discussed above, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, we believe that we were a PFIC for prior taxable years including our taxable year ended December 31, 2021. You are urged to consult your tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in your particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—Chinese Mainland Taxation,” if we are deemed to be a resident enterprise of Chinese mainland under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to Chinese mainland income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as Chinese mainland source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any Chinese mainland tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, we believe that we were a PFIC for prior taxable years including our taxable year ended December 31, 2021. You are urged to consult your tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under your particular circumstances.

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

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers, a portion of our financial assets and the Convertible Notes are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues are denominated in RMB, the legal currency in Chinese mainland. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents of US$6.1 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB4.2 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2022.

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

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

PART II

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

On March 31, 2021, we entered into an Underwriting Agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. In the event that the common warrants and over-allotment warrants offered are exercised in full, the Company would receive approximately an additional US$116 million in proceeds.

In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares. The aggregate net proceeds from this offering was approximately US$8,924,000, after deducting the finder’s fees and offering expenses, for working capital and other general corporate purposes.

As of the date of this annual report, we had used up the proceeds from the above-mentioned offerings for the development of our cryptocurrency business.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2022, we did not maintain effective disclosure controls and procedures as of December 31, 2022 due to the significant deficiency identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such significant deficiency as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to significant deficiency identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2022, we identified significant deficiency in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

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

In 2021, we began to fully engage in the cryptocurrency business, the financial personnel were inexperienced and unfamiliar with U.S. GAAP. Through communication with our auditor, we implemented a formal process to perform accounting researches for significant transactions and complex accounting processing, learned by all accounting personnel. Additionally, we strengthened our knowledge learning, we established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

For the year ended December 31, 2022, with the increase in experience in the cryptocurrency business, our internal control over financial reporting had been improved. However, we still identified significant deficiency related to the untimely period-end closing at the subsidiary level for certain subsidiaries, especially our subsidiaries abroad. To remedy our identified significant deficiency, we will strengthen the management and financial personnel of our subsidiaries. We will also improve our reporting process from subsidiary level to group consolidation level. However, we cannot assure you that we will remediate our significant deficiency in a timely manner.

In light of the significant deficiency identified, our management, accounting and financial reporting staff performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2022, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Group’s consolidated financial statements as of December 31, 2022, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP, which we concurred.

Sec “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

Attestation Report of the Registered Public Accounting Firm

This annual report on Form20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by RBSM LLP (“RBSM”), our principal external auditors for the periods indicated below.

	2021(5)	2022
	RMB	RMB	US$
Audit fees(1)	5,575,686	4,621,124	670,000
Audit-related fees(2)	28,827	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”
(5)	On August 20, 2021, Grant Thornton Zhitong Certified Public Accountants LLP has resigned as our independent registered public accounting firm. On August 27, 2021, we engaged RBSM as our independent registered public accounting firm. The fees for 2020 had been already paid to Grant Thornton Zhitong Certified Public Accountants LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In July 2022, we have entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the Tranche IV Warrants that were issued to them pursuant to a share subscription and warrant purchase agreement dated January 25, 2021 among The9, JPKONG LTD., Qifeng Sun Ltd. and other parties named thereto (the “Purchase Agreement”). The Tranche IV Warrants that were cancelled represented the warrants to purchase 23,099,093 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and the warrants to purchase 11,549,547 Class A ordinary shares of the Company at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to the Purchase Agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to the Purchase Agreement.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We had been notified by Grant Thornton Zhitong Certified Public Accountants LLP, the China member firm of Grant Thornton International, that, effective from August 20, 2021, Grant Thornton Zhitong Certified Public Accountants LLP has resigned as our independent registered public accounting firm. Grant Thornton Zhitong Certified Public Accountants LLP has served as our independent registered public accounting firm since 2016.

The reports of Grant Thornton Zhitong Certified Public Accountants LLP on our consolidated financial statements for the fiscal year ended December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that they contained explanatory paragraphs which noted that there was substantial doubt as to the Company’s ability to continue as a going concern.

During the fiscal year ended December 31, 2020 and the subsequent interim period through August 20, 2021, there have been no (i) disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Grant Thornton Zhitong Certified Public Accountants LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) other than the material weakness related to the Company’s lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 29, 2021.

We have provided Grant Thornton Zhitong Certified Public Accountants LLP with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Grant Thornton Zhitong Certified Public Accountants LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Grant Thornton Zhitong Certified Public Accountants LLP’s letter dated May 2, 2022 is attached as Exhibit 16.1.

On August 27, 2021, we engaged RBSM as its independent registered public accounting firm. The engagement of RBSM has been approved by our audit committee and the board of directors on August 27, 2021.

During each of the fiscal years ended December 31, 2020 and the subsequent interim period through August 20, 2021, neither we nor anyone on behalf of us has consulted with RBSM regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that RBSM concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

2.4*	Description of Securities
4.1*	Tenth Amended and Restated 2004 Stock Option Plan
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
4.13

Representative’s Warrant (incorporated by reference to Exhibit 4.6 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-34238) furnished with the Securities and Exchange Commission on October 5, 2020)

4.14

Share Subscription and Warrant Purchase Agreement dated January 25, 2021 among the Registrant, Jianping Kong, JPKONG LTD., Qifeng Sun Ltd., Luckylily Ltd. and Root Grace Ltd. (incorporated by reference to Exhibit 10.11 to our Post-effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on February 9, 2021)

4.15

Securities Purchase Agreement dated February 2, 2021 between The9 Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.12 to our Post-effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on February 9, 2021)

4.16

Form of Share Purchase Agreement between The9 Limited and the owner of the cryptocurrencies mining machines and a schedule of all executed share purchase agreements adopting the same form in connection with the purchase of cryptocurrencies mining machines by the Registrant (incorporated by reference to Exhibit 10.13 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.17

Form of Share Purchase Agreement between the Registrant and investors named therein and a schedule of all executed share purchase agreements adopting the same form in connection with investment in the cryptocurrency mining business of the The9 Limited (incorporated by reference to Exhibit 10.14 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.18†

Future Sales and Purchase Agreement dated March 16, 2021 between Bitmain Technologies Limited and NBTC Limited (incorporated by reference to Exhibit 10.15 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.19

Securities Purchase Agreement dated March 17, 2021 between The9 Limited and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.16 to our Post-effective Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on March 23, 2021)

4.20

Underwriting Agreement dated March 31, 2021 between The9 Limited and Maxim Group LLC (incorporated by reference to Exhibit 99.1 to Form 6-K (File Number: 001-34238) filed with the Securities and Exchange Commission on April 7, 2021)

4.21

Standby Equity Distribution Agreement dated August 27, 2021 between The9 Limited and YA II PN, LTD. (incorporated by reference to Exhibit 99.1 to Form 6-K (File Number: 001-34238) filed with the Securities and Exchange Commission on August 27, 2021)

4.22†

Translation of Shanghai Jiucheng Information Technology Co., Ltd. Equity Transfer Agreement dated December 10, 2021 between Zhimin Lin and Qi Wang (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

4.23†

Translation of Equity Pledge Agreement dated December 10, 2021 between Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Qi Wang (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

4.24†

Translation of Transfer Agreement of Contractual Interests dated December 10, 2021 among Zhimin Lin, Qi Wang, Wei Ji, Huiling Computer Technology Consulting (Shanghai) Co., Ltd. and Shanghai Jiucheng Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

8.1*	List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant
11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Grandall Law Firm
15.3*	Consent of RBSM LLP, independent registered public accounting firm
15.4*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP, independent registered public accounting firm

Exhibit Number	Description of Document
16.1

Letter from Grant Thornton Zhitong Certified Public Accountants LLP to the Securities and Exchange Committee, dated May 2, 2022 (incorporated by reference to Exhibit 16.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 2, 2022)

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

Date: May 1, 2023

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

The9 Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The9 Limited, its subsidiaries and consolidated variable interest entity (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern.  As discussed in Note 2.1 to the consolidated financial statements, the Group has suffered recurring losses from operations, generated negative cash flows from operating activities, had a working capital deficit and will require additional capital to continue as a going concern. These conditions, along with other matters set forth in Note 2.1, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Group provides computing power services to the mining pools and in exchange for providing such computing power, the Group is entitled to a fractional share of the cryptocurrency award the pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. During the year ended December 31, 2022, the Group recognized cryptocurrency mining revenue of approximately RMB101.8 million (US$14.8 million). The Group’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

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

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding and evaluated the design and operating effectiveness of controls over the Group’s IT environment and key systems that are relevant to the cryptocurrency mining revenue;
●	Performed site visits of the facilities where the Group’s mining machines are located, which included an observation of the physical and environmental controls and mining equipment inventory observation procedures;
●	Obtained an understanding and tested the hashing power contributed by the Company’s mining equipment on a sample basis;
●	Compared the Group’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from the public blockchains;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Group and the mining pool operator;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;
●	Independently confirming certain financial and performance data directly with the blockchain;
●	Independently confirming the completeness and accuracy of the cryptocurrencies rewarded to the Group as consideration of providing computing power to third-party mining pool;
●	Performing certain substantive analytical procedures using hashing power data and electricity consumption data to determine the completeness and occurrence of cryptocurrencies rewarded to the Group as consideration for services rendered; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue and activity in the financial statement footnotes.

/s/ RBSM LLP

We have served as the Group’s auditor since 2021.

New York, New York
May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of The9 Limited:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of The9 Limited and its subsidiaries and its variable interest entities (the “Group”) as of December 31, 2020 (not presented herein) and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations, changes in equity, and cash flows for year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, China

March 29, 2021

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Cryptocurrency mining revenue	—	134,122,954	101,782,024	14,757,006
Online game services and other revenues	625,488	1,752,186	17,105,855	2,480,116
	625,488	135,875,140	118,887,879	17,237,122
Total net revenues	625,488	135,875,140	118,887,879	17,237,122
Cost of cryptocurrency mining	—	(83,449,749)	(142,212,740)	(20,618,909)
Cost of online game services and other revenues	(814,136)	(4,584,754)	(42,410,875)	(6,148,999)
Total cost	(814,136)	(88,034,503)	(184,623,615)	(26,767,908)

Gross (loss) profit	(188,648)	47,840,637	(65,735,736)	(9,530,786)

Operating income (expenses):
Product development	(2,438,095)	(1,917,562)	(2,432,975)	(352,748)
Sales and marketing	(646,492)	(22,039,467)	(118,586,562)	(17,193,435)
General and administrative	(108,747,919)	(293,152,801)	(376,379,730)	(54,569,931)
Impairment on advance and other assets	(20,371,500)	—	(159,224,137)	(23,085,330)
Impairment on cryptocurrency	—	(50,887,472)	(58,624,256)	(8,499,718)
Impairment on equipment	—	(11,639,246)	(176,874,099)	(25,644,334)
Impairment on other long-lived assets	(6,515,200)	—	—	—
Gain on disposal of subsidiaries	475,588,803	15,015,770	(3,748,717)	(543,513)
Total operating (expenses) income	336,869,597	(364,620,778)	(895,870,476)	(129,889,009)

Other operating income, net	27,358	—	—	—

Income (loss) from operations	336,708,307	(316,780,141)	(961,606,212)	(139,419,795)
Impairment on equity investments	(1,172,755)	(7,599,505)	(17,252,515)	(2,501,380)
(Impairment) gain on other investments	(18,000,000)	17,245,513	(29,958,381)	(4,343,557)
Realized gain on exchange cryptocurriencies	—	—	10,864,747	1,575,240
Interest income	429,732	—	—	—
Interest expense	(4,070,179)	(119,174,037)	(23,209,451)	(3,365,054)
Fair value change on warrants liability	37,851	—	—	—
Gain from change in fair value of convertible feature derivative liability	—	62,246,860	37,249,976	5,400,739
Gain on disposal of equity investee and available-for-sale investments	174,295	—	711,914	103,218
Gain on disposal of other investments	2,818,643	—	—	—
Gain on extinguishment of convertible notes	56,755,902	—	—	—
Gain on waiver of interest-free loan	35,397,500	—	—	—
Foreign exchange loss	(8,319,669)	(6,449,136)	(6,301,271)	(913,598)
Other income (expenses), net	2,005,143	(44,589,670)	10,008,938	1,451,160
Income (loss) before income tax expense and share of loss in equity method investments	402,764,770	(415,100,116)	(979,492,255)	(142,013,027)
Income tax expense	(7,165,097)	—	—	—
Share of loss in equity method investments	(2,165,935)	(1,725,152)	—	—
Net income (loss)	393,433,738	(416,825,268)	(979,492,255)	(142,013,027)
Net loss attributable to noncontrolling interest	(3,259,528)	(5,590,513)	(4,633,205)	(671,752)
Net loss attributable to redeemable noncontrolling interest	(1,190,122)	—	—	—
Net income (loss) attributable to The9 Limited	397,883,388	(411,234,755)	(974,859,050)	(141,341,275)
Change in redemption value of redeemable noncontrolling interest	(1,190,122)	—	—	—
Net income(loss) attributable to shareholders of ordinary shares	396,693,266	(411,234,755)	(974,859,050)	(141,341,275)

Other comprehensive income (loss), net of tax:
Currency translation adjustments	3,516,774	3,984,443	166,220	24,100
Total comprehensive income (loss)	396,950,512	(412,840,825)	(979,326,035)	(141,988,927)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive income (loss) attributable to:
Noncontrolling interest	13,157,497	(5,590,513)	(4,633,205)	(671,752)
Redeemable noncontrolling interest	(1,190,122)	—	—	—
The9 Limited	384,983,137	(407,250,312)	(974,692,830)	(141,317,175)

Net income (loss) per share attributable to shareholders of ordinary shares:
- Basic and diluted	2.42	(0.83)	(1.35)	(0.20)

Weighted average number of shares outstanding:
- Basic and diluted	163,599,920	495,304,894	720,237,128	720,237,128

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	428,420,773	58,063,733	8,418,450
Short term investment	800,000	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB552,542 and RMB 234,794 as of December 31, 2021 and 2022, respectively	3,682,282	151,432	21,956
Advances to suppliers	2,781,139	30,345	4,400
Prepayments and other current assets, net of allowance for doubtful accounts of RMB5,655,941 and RMB 22,738,176 as of December 31, 2021 and 2022, respectively	528,109,288	272,487,578	39,506,985
Amounts due from related parties	599,574	599,574	86,930
Cryptocurrencies	86,118,349	66,341,653	9,618,636
Total current assets	1,050,511,405	397,674,315	57,657,357

Investments	73,915,119	35,297,395	5,117,641
Property, equipment and software, net	172,980,284	142,847,637	20,710,961
Operating lease right-of-use assets, net	6,363,724	12,061,697	1,748,782
Other long-lived assets, net	6,547,843	11,225,639	1,627,563

TOTAL ASSETS	1,310,318,375	599,106,683	86,862,304

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB9,186,474 and RMB5,185,040 as of December 31, 2021 and 2022, respectively)	39,895,562	165,947,326	24,060,101
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB1,407,802 and RMB1,404,994 as of December 31, 2021 and 2022, respectively)	1,508,277	1,651,041	239,378
Advances from customers (including advances from customers of the consolidated VIE without recourse to the Group of RMB18,296,128 and RMB15,005,074 as of December 31, 2021 and 2022, respectively)	18,984,340	17,727,516	2,570,248
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB46,608,736 and RMB45,408,736as of December 31, 2021 and 2022, respectively)	23,790,959	21,159,559	3,067,848
Refund of game points (including refund of game points of the consolidated VIE without recourse to the Group of RMB169,998,682 as of both December 31, 2021 and 2022)	169,998,682	169,998,682	24,647,492
Convertible notes (including convertible notes of cnsolidated VIE without recourse to the Group of nil as of both December 31, 2021 and 2022)	92,848,377	60,984,058	8,841,857
Conversion feature derivative liability	51,825,629	51,775,453	7,506,735
Interest payable (including interest payable of consolidated VIE without recourse to the Group of nil as of both December 31, 2021 and 2022)	937,328	2,130,283	308,862
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB35,719,940 and RMB35,450,947 as of December 31, 2021 and 2022, respectively)	140,199,581	66,973,577	9,710,256
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of RMB574,607 and RMB485,665 as of December 31, 2021 and 2022, respectively)	4,306,738	5,792,931	839,896
Contract liabilities		22,099	3,204
Total current liabilities	544,295,473	564,162,525	81,795,877
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of RMB370,877 and nil as of December 31, 2021 and 2022, respectively)	2,567,342	7,405,805	1,073,741
TOTAL LIABILITIES	546,862,815	571,568,330	82,869,618

Commitments and contingencies (Note 25)

Redeemable noncontrolling interest (Note 23)	—	—	—

EQUITY
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 677,781,251 and 847,437,583 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	45,233,784	56,659,429	8,214,845
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 13,607,334 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	943,789	943,789	136,837
Additional paid-in capital	4,139,122,755	4,371,228,191	633,768,513
Statutory reserves	7,326,560	7,326,560	1,062,251
Accumulated other comprehensive loss	(12,693,760)	(12,527,540)	(1,816,323)
Accumulated deficit	(3,403,462,176)	(4,378,321,226)	(634,796,906)
The9 Limited shareholders’ equity	776,470,952	45,309,203	6,569,217
Noncontrolling interest	(13,015,392)	(17,770,850)	(2,576,531)

Total equity	763,455,560	27,538,353	3,992,686

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	1,310,318,375	599,106,683	86,862,304

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2020

					Accumulated other		Equity (deficit)		Total
			Additional	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	equity
	Ordinary shares		paid-in capital	reserves	(loss) income	deficit	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	112,929,702	7,969,808	2,539,552,478	28,071,982	(3,777,952)	(3,410,856,231)	(839,039,915)	(392,881,777)	(1,231,921,692)
Net loss	—	—	—	—	—	397,883,388	397,883,388	(3,259,528)	394,623,860
Currency translation adjustments	—	—	—	—	(12,900,251)	—	(12,900,251)	16,417,025	3,516,774
Change in redemption value of redeemable noncontrolling interest	—	—	(1,190,122)	—	—	—	(1,190,122)	—	(1,190,122)
Share-based compensation	35,100,000	2,412,325	52,644,101	—	—	—	55,056,426	—	55,056,426
Issuance of ordinary shares and warrants, net of issuance costs of RMB7,849,390	112,002,660	7,715,668	104,650,533	—	—	—	112,366,201	—	112,366,201
Equity on conversion option of convertible notes	—	—	106,026	—	—	—	106,026	—	106,026
Reversal of statutory reserves due to disposal of certain subsidiaries	—	—	—	(20,745,422)	—	20,745,422	—	—	—
Balance as of December 31, 2020	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2021 (Continued)

					Accumulated		Equity
			Additional		other	Accumulated	(deficit)		Total
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)
Net loss	—	—	—	—	—	(411,234,755)	(411,234,755)	(5,590,513)	(416,825,268)
Currency translation adjustments	—	—	—	—	3,984,443	—	3,984,443	—	3,984,443
Consolidated subsidiary	—	—	—	—	—	—	—	795,063	795,063
Share-based compensation	83,661,205	5,392,416	144,774,065	—	—	—	150,166,481	—	150,166,481
Issuance of ordinary shares	176,968,248	11,555,004	997,389,251	—	—	—	1,008,944,255	—	1,008,944,255
Purchase of equipment	50,258,970	3,302,261	140,914,432	—	—	—	144,216,693	—	144,216,693
Issuance of convertible debt	14,777,050	957,128	25,801,328	—	—	—	26,758,456	—	26,758,456
Conversion of convertible debt into ordinary shares	21,618,840	1,383,990	45,335,212	—	—	—	46,719,202	—	46,719,202
Exercise of warrants	84,071,910	5,488,973	60,837,127	—	—	—	66,326,100	—	66,326,100
Disposal of Red 5	—	—	28,308,324	—	—	—	28,308,324	371,504,338	399,812,662
Balance as of December 31, 2021	691,388,585	46,177,573	4,139,122,755	7,326,560	(12,693,760)	(3,403,462,176)	776,470,952	(13,015,392)	763,455,560

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2022 (Continued)

					Accumulated		Equity
			Additional		other		(deficit)		Total
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	(deficit) earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	691,388,585	46,177,573	4,139,122,755	7,326,560	(12,693,760)	(3,403,462,176)	776,470,952	(13,015,392)	763,455,560
Net loss	—	—	—	—	—	(974,859,050)	(974,859,050)	(4,633,205)	(979,492,255)
Currency translation adjustments	—	—	—	—	166,220	—	166,220	—	166,220
Consolidated subsidiary	—	—	—	—	—	—	—	(122,253)	(122,253)
Share-based compensation	—	—	202,345,626	—	—	—	202,345,626	—	202,345,626
Issuance of ordinary shares	3,931,632	193,103	3,218,367	—	—	—	3,411,470	—	3,411,470
Cancellation of ordinary shares	(14,854,090)	(960,666)	(18,555,648)	—	—	—	(19,516,314)	—	(19,516,314)
Conversion of convertible debt into ordinary shares	180,578,790	12,193,208	45,097,091	—	—	—	57,290,299	—	57,290,299
Balance as of December 31, 2022	861,044,917	57,603,218	4,371,228,191	7,326,560	(12,527,540)	(4,378,321,226)	45,309,203	(17,770,850)	27,538,353
Balance as of December 31, 2022 (US$except share data, Note 3)	861,044,917	8,351,682	633,768,513	1,062,251	(1,816,323)	(634,796,906)	6,569,217	(2,576,531)	3,992,686

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	393,433,738	(416,825,268)	(979,492,255)	(142,013,027)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Gain on disposal of property, equipment and software	(29,793)	(3,908,778)	(8,839,140)	(1,281,555)
(Gain) loss on disposal of subsidiaries	(475,588,803)	(15,015,770)	3,748,717	543,513
Gain on disposal of other investments	(2,818,643)	—	—	—
Share-based compensation expenses	55,056,426	150,166,481	202,345,626	29,337,358
Impairment on equity investments	1,172,755	7,599,505	17,252,515	2,501,380
Impairment (gain) on other investments	18,000,000	(17,245,513)	29,958,381	4,343,557
Impairment on advance and other assets	20,699,885	—	159,224,137	23,085,330
Impairment loss of equipment, intangible assets and long lived assets	6,515,200	11,639,246	176,874,099	25,644,334
Impairment of cryptocurrencies	—	50,887,472	58,624,256	8,499,718
Provision for doubtful accounts receivable	103,501	320,729	—	—
Provision for doubtful other receivables	2,244,446	298,221	20,835,972	3,020,932
Consulting fees paid by issuance of shares	6,781,815	—	—	—
Gain on extinguishment of convertible notes	(56,755,902)	—	—	—
Gain from change in fair value of conversion feature derivative liability	—	(62,246,860)	(37,249,976)	(5,400,739)
Depreciation and amortization of property, equipment and software	447,782	47,435,448	91,380,588	13,248,940
Share of loss in equity method investments	2,165,935	1,725,152	—	—
Gain on disposal of investment in equity investee and available-for-sales investment	(174,295)	—	(711,914)	(103,218)
Foreign currency exchange loss	8,319,669	6,449,136	6,301,271	913,598
Fair value change on warrant liability	(37,851)	—	—	—
Exchange rate change on convertible notes face value	—	(2,296,722)	—	—
Amortization of discount and interest on convertible notes	2,923,316	120,626,467	23,197,049	3,363,256
Cancellation of ordinary shares	—	—	(1,876,314)	(272,040)
Gain on waiver of interest-free loan	(35,397,500)	—	—	—
Royalty fee paid by issuance of shares	—	1,188,828	—	—
Payment of issuance cost by issuance of shares	455,658	—	(2,985,626)	(432,875)
Non-cash lease expense	699,733	3,893,019	5,112,096	741,184
Changes in operating assets and liabilities:
Change in accounts receivable	3,955	(13,628,485)	3,530,850	511,925
Change in advances to suppliers	(19,575,974)	(2,753,414)	2,750,794	398,828
Change in prepayments and other current assets	(2,877,084)	(537,076,522)	72,383,805	10,494,665
Change in right-of-use assets	3,408,781	—	—	—
Change in accounts payable	(2,635,008)	38,799,942	121,755,135	17,652,835
Change in amounts due to related parties	(1,550,100)	44,543	—	—
Change in other taxes payable	89,779	(2,833,161)	142,764	20,699
Change in advances from customers	(1,515,786)	3,174,181	(1,234,725)	(179,018)
Change in interest payable	(5,371,931)	937,328	1,192,955	172,962
Change in accrued expenses and other current liabilities	(21,039,288)	60,345,979	(71,722,378)	(10,398,767)
Change in lease liabilities	(3,407,670)	(4,485,278)	(4,485,413)	(650,324)
Change in cryptocurrencies	—	(114,904,483)	(42,755,445)	(6,198,957)
Net cash used in operating activities	(106,253,254)	(687,688,577)	(154,742,176)	(22,435,506)
Cash flows from investing activities
Proceeds from disposal of subsidiaries	443,939,997	—	—	—
Proceeds from disposal of other investments	—	—	16,638,067	2,412,293
Proceeds from disposal of property, equipment and software	183,003	11,725,873	407,228	59,043
Payment for financial products	—	(800,000)	—	—
Proceeds from financial products	—	—	800,000	115,989
Proceeds from sales of Cryptocurrencies	—	—	5,637,172	817,313
Refund from subscribed tokens and other investment	5,838,471	—	4,500,000	652,439
Purchase of equity method investments	(3,338,690)	(13,934,157)	—	—
Purchase of other investments	(8,000,000)	(46,611,013)	(23,161,897)	(3,358,159)
Contribution from shareholder	—	—	40,000	5,799
Decrease in cash and cash equivalents on disposal of subsidiaries	—	(239,182)	—	—
Purchase of property, equipment and software	(359,573)	(75,621,008)	(247,330,128)	(35,859,498)
Purchase of intangible assets	—	(16,403,586)	(6,315,981)	(915,731)
Net cash (used in) provided by investing activities	438,263,208	(141,883,073)	(248,785,539)	(36,070,512)
Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	47,430,195	1,011,476,118	—	—
Proceeds from warrants exercises	—	64,471,143	—	—
Proceeds from the issuance of convertible note	3,358,369	161,588,128	33,704,460	4,886,687
ADS issuance fee	—	(3,720,691)	—	—
Repayment of loans from a related party	(42,545,136)	(6,378,690)	(2,631,400)	(381,517)
Proceeds from other loans	—	—	2,466,480	357,606
Repayments of other loans	—	—	(513,850)	(74,501)
Repayments of convertible notes	(318,929,623)	—	—	—
Net cash (used in) provided by financing activities	(310,686,195)	1,227,436,008	33,025,690	4,788,275

Effect of foreign exchange rate changes on cash and cash equivalents	259,337	(1,139,822)	144,985	21,020
Net change in cash and cash equivalents	21,583,096	396,724,536	(370,357,040)	(53,696,723)
Cash and cash equivalents, beginning of year	10,113,141	31,696,237	428,420,773	62,115,173
Cash and cash equivalents, end of year	31,696,237	428,420,773	58,063,733	8,418,450

Supplemental disclosure of cash flow information:

Interest paid	47,695,297	—	—	—
Income taxes paid	7,165,097	—	—	—

Non-cash investing and financing activities

Cash paid for amounts included in the measurement of operating lease liabilities	2,842,464	4,813,050	2,381,173	345,238
Investment in an investment security in exchange of mining machine	—	—	2,115,187	306,673
Investment in an investment security in USDT	—	—	634,870	92,047
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	5,107,653	10,810,069	1,567,313
Share issued for purchase of Bitcoin mining machine	—	144,216,693	—	—
Share cancellation for decrease the mining machine	—	—	17,640,000	2,557,560
Share issued for repayments of convertible notes	—	46,719,202	57,290,299	8,306,313
Conversion of warrant payable	—	1,854,957	—	—

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (the “Company”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries and variable interest entitie (“VIE subsidiaries” or “VIE”), (collectively referred to as the “Group”). The Company or The9 Limited, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group”, or where appropriate, the terms the “ Group”,”we”,”our”, or “us” also referred to The9 or the Company and its subsidiaries and the consolidated VIE as a whole.

The Group had been operating an online game business before the Group’s listing until 2021, the Group has turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR since 2022.

The Company’s principal subsidiaries and VIE are as follows as of December 31, 2022:

	Date of	Place of	Legal
Name of Entity	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kon”)	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November‑2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November‑2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January‑2008	Hong Kong	100%
The9 Interactive, Inc. (“The9 Interactive”)	June‑2010	USA	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
City Channel Ltd. (“City Channel”)	June‑2006	Hong Kong	100%
NFTStar Singapore Pte. Ltd. (“NFTStar Singapore”)	August-2021	Singapore	100%
NFTSTAR US Inc. (“NFTSTAR US”)	August-2021	USA	100%
NFTSTAR LTD.UK (“NFTSTAR UK”)	July-2021	UK	100%
NFTSTAR Hong Kong LTD. (“NFTSTAR Hong Kong”)	August-2021	Hong Kong	100%
STARNFT HONG KONG LIMITED (“STARNFT Hong Kong”)	October-2021	Hong Kong	100%
Nswap Singapore Pte. Ltd. (“Nswap Singapore”)	May-2021	Singapore	100%
Montcrypto Limited (“Montcrypto”)	February-2021	Canada	61%
Terry First Limited (“Terry First”)	June-2021	UK	100%
System Run Limited (“System Run”)	September-2021	Cayman Islands	100%
Lucky Pure Limited (“Lucky Pure”)	September-2021	Cayman Islands	100%
Vast Ocean International Limited(“Vast Ocean”)	April-2021	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	January -2019	Malta	90%
Coin Exchange Ltd (“Coin”)	January -2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited (“FF The9”)	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co.Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Hangzhou Niuxin Technology Co., Ltd. (“Niuxin”)	August-2021	PRC	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT”) (Note 4)	September‑2000	PRC	N/A

Subsidiaries and VIE of Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entity	Registration	Registration	by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	0%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November‑2007	Hong Kong	100%
Shanghai Jiuciyuan Computer Co., Ltd. (“Jiuciyuan”)	July-2021	PRC	60%
Shanghai Big data culture media Co., Ltd(“Big data”)	April-2007	PRC	68.0078%

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned and majority owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Going concern and management’s plan

The accompanying consolidated financial statements have been prepared on a going concern basis. The Group’s total current liabilities exceeded total current assets by approximately RMB 166.5 million (US$24.1 million) as of December 31, 2022. The Group has suffered recurring losses from operations. The Group also suffered a cash outflow from operations of approximately RMB154.7 million (US$22.4 million) for the year ended December 31, 2022.

To meet its working capital needs, the Group is considering multiple alternatives, including, but not limited to, disposal of certain assets to meet the current obligations, additional equity or loan financing and cost controls as outlined below. There is no assurance that the Group will be able to complete any such transaction on acceptable terms or otherwise.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset or liability amounts that might result from the outcome of the going concern uncertainty for at least one year plus a day upon issuance of this annual report.

Disposal of certain assets to meet the current obligations

Although majority of the current liabilities may not lead to actual short term cash outflow, in case the Group needs to obtain cash to meet certain current obligations, the Group can sell cryptocurrencies and cryptocurrency mining machines on hand. Both have active and liquid secondary market which can provide additional working capital to meet current obligations in addition to the Group’s current cash balance.

Additional equity or loan financing

i) Since 2020, the Group has been issuing convertible notes to an investor when the Group is in need for additional financing, including US$0.5 million in February 2020, US$5 million in February 2021, US$20 million in March 2021 and US$5.5 million in August 2022. The Group has been repaying to the investor by issuance of shares. Therefore such financing has brought net cash inflow to the Group. In case the Group needs to obtain cash to meet certain current obligations, the Group may issue further convertible notes to raise funds.

ii) The Group had obtained financial support from Mr. Jun Zhu, CEO and Chairman of the Group, from 2016 to 2019. In case the Group needs to obtain cash to meet certain current obligations, the Group may seek further financial support from Mr. Jun Zhu

Cost controls

In 2022, a significant portion of the Group’s cash outflows was attributable to our NFT business. The Group has been reducing the cash outflow for this business significantly. Also, the Group has the ability to control the level of discretionary spending on expenses by implementation of cost savings on non-essential expenses from the day-to-day business operations.

<2> Consolidation

The consolidated financial statements include the financial statements of The9 Limited, its subsidiaries and VIE in which it has a controlling financial interest. A subsidiary is consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. If the Group demonstrates its ability to control a VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE, then the VIE is consolidated. All intercompany balances and transactions between The9 Limited, its subsidiaries and VIE and its subsidiaires have been eliminated in consolidation.

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5. After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controlled a majority of Board of Director seats and had continuously funded to the operation of Red 5, the Group retained effective control over Red 5 and Red 5 remained as a consolidated entity of the Group as of June 29, 2021. On June 29, 2021, two directors appointed by the Group resigned from Red 5 and the Group confirmed it will not assign new directors to Red 5 in the future. The Group lost control of Red 5 and no longer consolidate of Red 5 effective on July 1,2021.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem the Group’s VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIE and its subsidiaires that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaires, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd. Nswapr Singapore Pte. Ltd., The 9 Singapore Pte. Ltd. and MONTCRYPTO LTD. is the RMB. The functional currency of, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, is the United States dollar (“US$” or “U.S. dollar”). The functional currency of MONTCRYPTO LTD. is CAD. Assets and liabilities of, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd.,The 9 Singapore Pte. Ltd. and MONTCRYPTO LTD. are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2021 and 2022, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2021 and 2022 are amounts denominated in U.S. dollar totaling US$67.2 million and US$6.1 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB19.7 million and RMB14.2 million (US$2.1 million) as of December 31, 2021 and 2022, respectively.

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses. The Group provided an allowance for doubtful accounts of RMB2.3 million, RMB0.6 million and RMB20.8 million (US$3.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has written-off an amount of RMB2.1 million, RMB1.3 million and RMB3.8 million(US$0.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no office buildings as of December 31, 2022.

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

<9> Cryptocurrencies

Cryptocurrencies (including Bitcoin, ETH, Filecoin and BNB) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite usfeful lives,thus it should not be amortized but should be tested for impairment annually, or more frequently when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the Cryptocurrencies at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. The Company monitors and tracks the Cryptocurrencies price on a daily basis and recognizes the impairment charge whenever there are observable transactions in which the carrying amount of the Cryptocurrencies exceeds their fair value at any time. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the Cryptocurrencies. Subsequent reversal of impairment losses is not permitted.

Purchases of Cryptocurrencies by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while Cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of Cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of Cryptocurrencies” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

<10> Assets held for sale

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

<11> Land use rights, net

Land use rights represents operating lease prepayments to the PRC’s Land Bureau for usage of the parcel of land located at Zhangjiang, Shanghai. Amortization is calculated using the straight-line method over the estimated land use rights period of 44 years.

In September 2019, the Group entered into a sale purchase agreement with Kapler Pte. Ltd. to sell three subsidiaries which hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction for the disposal of three subsidiaries was completed in February 2020 and the Group owned no land use rights as of both December 31, 2021 and 2022.

<12> Impairment of long-lived assets

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

<13> Revenue recognition

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

Other than Bitcoins, the Group is also engaged in the mining of Filecoins. The Group generates Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, The Group is entitled to receive a fractional share of the Filecoins awards from the main networks.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, the Group does not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group does not recognize any Filecoin mining revenue before the Group starts to own the Filecoins being mined. Only when the Group starts to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule). The Group started to own the Filecoins being mined from January 1, 2022, the Group started to recognize Filecoin mining revenue and the intangible assets at fair value on the date the Group received awards of the Filecoin from the thitd-party network.

NFTs are created and recorded using blockchain technology. Cryptocurrencies and blockchain platforms can be used to create NFTs. Those NFTs can then be bought and sold on marketplaces that are linked to the underlying blockchain technology. The Group recognizes revenues when control of the promised goods is transferred to our customers. The Group earns revenue from selling the NFTs on the platforms and provision of operation services to third-party on the platforms. When selling the NFTs on the platforms，the Group records the revenues from amount paid by the customers, commission fees paid to platforms are recorded as cost of revenues. The customers can also trade directly with the other customers, the Group records the revenues from collecting the royalties (5% of the selling price).

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

Contract liability related to unsatisfied performance obligations at the end of the period primarily consists of fees received from game players for online game services and technical services. For contract liability, due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Of the contract liability balance at the beginning of the period, revenue of nil was recognized during the years ended December 31, 2021 and 2022, respectively.

<14> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<15> Convertible notes

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

Upon conversion, exercise or cancellation of a derivative instrument, the instrument is marked to fair value at the date of conversion, exercise or cancellation then that the related fair value is removed from the books. Gains or losses on debt extinguishment are recognized in the statement of operations upon conversion, exercise or cancellation of a derivative instrument after any shares issued in such a transaction are recorded at market value. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Instruments that become a derivative after inception are recognized as a derivative on the date they become a derivative with the offsetting entry recorded in earnings.

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

<16>Warrants

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

<17> Cost of revenues

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

<18> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2020, 2021 and 2022, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

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

<19> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 0.1 million, RMB20.0 million and RMB10.1 million (US$1.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively, were expensed as incurred.

<20> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 0.1 million, RMB 0.1 million and RMB 0.06 million (US$0.01 million) for the years ended December 31, 2020, 2021 and 2022, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

<21> Share-based compensation

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

<22> Leases

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

<23> Income taxes

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

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. Since February 2021, we started our cryptocurrency mining business in China. Since this is a new industry in China, there is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. For the year end of December 31, 2022, we have only achived RMB 10.8 million realized gain on sold or use of cryptocurrencies. As such, we believe that it is more-likely-than-not such mining revenue is not taxable. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

<24> Redeemable noncontrolling interests

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

<25> Noncontrolling interest

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

<26> (Loss) income per share

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

<27> Segment reporting

The Group has two operating segment whose business are crypto mining business and NFT business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in Greater China and other areas.

<28> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<29> Fair value measurements

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

<30> Financial instruments

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

<31> Deconsolidation of subsidiary

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

<32> Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial positions, results of operations and cash flows.

<33> Recent accounting pronouncements

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

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related EPS guidance for both Subtopics. The ASU will be effective for annual reporting periods after December 15, 2023 and interim periods within those annual periods and early adoption is permitted in fiscal periods ending after December 15, 2020. We do not expect the adoption of this standard will have material impact on the Group’s consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. We do not expect the adoption of this standard will have material impact on the Group’s consolidated financial statements.

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

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, The9 Interactive, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 6.8972, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2022. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of its VIE, including Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT and its VIE subsidiaries

There are certain key contractual arrangements between the Group’s subsidiary, Huiling (wholly-owned foreign enterprise, the “WOFE”) and each of the VIE that provide the Group with control over the VIE. As a result of these contracts, the Group concluded that it is required to consolidate the VIE pursuant to the guidance in ASC 810 Consolidation.

A summary of these contractual agreements is as follows:

1)	Loan agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIE. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIE for the explicit purpose of making a capital contribution to the VIE. These loans have an unspecified term and will remain outstanding for the shorter of the duration of WOFE or that of the VIE, or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion), at which point the loans are payable on demand. The shareholders of the VIE may not prepay all or any portion of the loans without the WOFE’s prior written request.
2)	Equity pledge agreement. The shareholders of the VIE entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIE pledged all of their equity interests in the VIE to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIE and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIE, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIE. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.
3)	Call option agreement. The VIE and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIE grant the WOFE an irrevocable and exclusive option to purchase the shares of VIE at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIE nor their shareholders may take actions that could materially affect the VIE’s assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIE subject to applicable PRC laws.
4)	Shareholder voting proxy agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIE and to exercise all of his or her rights as a shareholder of the VIE, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIE. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.
5)	Exclusive technical service agreement. Under the exclusive technical service agreement, the VIE agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIE. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. The determination of service fees, however, is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal but do have an initial term of 20 years (with the earliest expiration date being December 31, 2029). By virtue of the governance rights the WOFE maintains over the VIE, through the terms of the other agreements noted above, the Group is able to unilaterally renew, extend or amend the service agreements at its discretion.

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

In determining that the Group has “the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance”, the Group looked to the specific provisions of the call option agreement and shareholder voting proxy agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIE, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIE are embodied firstly in the equity pledge agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the exclusive technical service agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIE on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary Huiling, has (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (2) the right to receive benefits from the VIE that could potentially be significant to the VIE, the Group has been deemed to be the primary beneficiary of the VIE and has consolidated the VIE since the date of execution of such agreements.

Shareholders of the VIE may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Group. As a result, the Group may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Groups business operations and adversely affect the Group’s ability to control the VIE. As most of the shareholders of the VIE are directors, officers, shareholders or employees of the Group, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses to operate online games in the PRC. The9 Limited is incorporated in the Cayman Islands and is considered a foreign entity under PRC laws. Due to restrictions on foreign ownership of companies that provide online games, the Group has entered into contractual arrangements with Shanghai IT to conduct its online games business through its VIE in the PRC. Shanghai IT holds the necessary licenses and approvals that are essential for the online game business in China. Shanghai IT is principally owned by certain shareholder and employee of the Company. Pursuant to certain other agreements and undertakings, The9 Limited in substance controls Shanghai IT. The Group believes that its current ownership structures and contractual arrangements with Shanghai IT and its equity owners, as well as its operations, are in compliance with all existing PRC laws and regulations. There may, however, be changes and other developments in the PRC laws and regulations or their interpretation. Specifically, following the recent promulgation of the GAPPRFT Circular, it is unclear whether the authorities will deem the Group’s VIE structure and contractual arrangements with Shanghai IT as an “indirect or disguised” way for foreign investors to gain control over or participate in domestic online game operators, and challenge the Group’s VIE structure accordingly.

If the Group is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Group to undergo a costly and disruptive restructuring, such as forcing The9 Limited to transfer its equity interest in the VIE to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Group to lose its rights to direct the activities of and receive economic benefits from the VIE, the Group may lose the ability to consolidate and reflect in its financial statements the financial position, and results of operation of the VIE. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, the WOFEs or VIE.

The aforementioned contractual arrangements with the VIE and their respective shareholders are subject to risks and uncertainties:

●	The VIE or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources, or otherwise restrict the VIE or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

●	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	It may be difficult to finance the VIE by means of loans or capital contributions. Loans from The9 Limited to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIE are domestic PRC enterprises owned by nominee shareholders, thus the Group is not likely to finance activities of the VIE by means of direct capital contributions.

Summary financial information of the VIE and its subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			(Note 3)
Total assets	28,596,733	21,943,116	3,181,453
Total liabilities	282,163,247	272,939,140	39,572,455

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	625,488	1,278,918	655,201	94,995
Net loss	(52,410,094)	(23,621,808)	(23,286,056)	(3,376,161)

The VIE contributed an aggregate of 100%, 0.9% and 0.6% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of the fiscal years ended December 31, 2021 and 2022, the VIE accounted for an aggregate of 2.2% and 3.7%, respectively, of the consolidated total assets, and 51.6% and 47.8%, respectively, of the consolidated total liabilities.

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

5. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Other	2,781,139	30,345	4,400
	2,781,139	30,345	4,400

On February 6, 2018, the Group entered into an agreement with a third-party company to subscribe to a total of 5,297,157 tokens for digital assets at a consideration of US$2.0 million and the Group has paid a total of RMB2.1 million (US$0.3 million) for the advance administrative expenses. In July 2019, the Group received an advance of RMB6.9 million (US$1.0 million) from another third-party to transfer approximately 2,222,222 tokens. The Group has provided an impairment loss of RMB6.0 million (US$0.9 million) during the year ended December 31, 2019. In May 2020, the Group received a letter from the token issuer that due to the inability to deliver tokens as scheduled and the issuer had terminated the purchase agreement on April 30, 2020. Upon termination, the issuer is to refund to the participant the net amount and the Group has received a refund of US$0.8 million in July 2020 for the remaining 3,075,035 subscribed tokens. The transfer of tokens to a third-party to transfer of approximately 2,222,222 tokens was completed on the termination date of the purchase agreement. The Group has recognized a gain of RMB2.8 million (US$0.4 million) from the disposal and refund transactions to the subscribed tokens in 2020.

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

In total, the Group recorded impairment charges relating to the advances to suppliers and other advances of RMB20.7 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Employee advances	1,294,840	1,785,204	258,830
Input VAT recoverable	2,310,475	2,632,299	381,647
Prepayments and deposits	465,073,710	266,027,845	38,570,412
Receivable in relating to disposal of a subsidiary	55,251,240	—	—
Other receivables, net of allowance for doubtful accounts of RMB5,655,941 and RMB22,738,176, as of December 31, 2021 and 2022, respectively	4,179,023	2,042,230	296,096
	528,109,288	272,487,578	39,506,985

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of December 31,2022, the Group has prepaid RMB 513.7 million (US$74.5 million). As of December 31,2022, the Group received and confirmed 11,614 Antminer S19j Bitcoin mining machines as fixed assets of RMB 273.2 million (US$39.6 million), which the Group has reclassified such to property and equipment during December 31, 2022.

In August 2021, we formally stepped into the NFT business. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31,2022, the Group has prepaid to the sports stars of RMB 135.5 million (US$ 19.6 million). Due to the instability of the NFT business development the Group recorded a full impairment of such prepayment amount at December 31, 2022.

In November 2021, the Group signed Antminer S19j Bitcoin mining machines hosting service agreements with Compute North LLC and Miningsky Technologies(manitoba)Inc. As of December 31, 2022, the Group has prepaid RMB 23.7 million (US$ 3.4 million). Due to Compute North and Miningsky Technologies breach of contracts, the Group terminated the agreements with them, and expected that the prepayment will not be recovered. The Group recorded a full impairment of such prepayment amount at Decembef 31, 2022.

7. INVESTMENTS

The Group’s investments comprise the following:

				Share
				ownership as of
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022
	RMB	RMB	US$
			( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	—	—	—	5.00%
Skychain Technologies Inc. (“Skychain”) <1>	4,609,500	—	—	9.81%
Maxline Holdings Limited (“Maxline”)	—	—	—	29.00%
Nanyang Herbs Pte. Ltd. (“Nanyang Herbs”) <2>	—	—	—	50.00%

Investments accounted for under cost method:
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <13>	—	5,000,000	724,932	12.92%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	—	—	—	19.20%
Dragonfly Ventures II, L.P. (“Dragonfly”)<3>	19,519,950	19,519,950	2,830,127	1.19%
Redblock Inc. (“Redblock”) <4>	1,942,860	1,942,860	281,688	1.00%
Gameway Pte.Ltd. (“Gameway”) <14>	—	634,870	92,047	1.25%
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”)	—	—	—	9.90%
Shangdong Shanyeyunye Culture Co., Ltd. (“Shanyeyunye”) <10>	—	—	—	10.00%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <11>	—	—	—	9.09%
Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”) <6>	6,000,000	—	—	12.76%
Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”) <7>	2,000,000	—	—	4.00%
Skychain Technologies Inc. (“Skychain”) <1>	10,653,015	—	—	15.11%
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <12>	—	—	—	1.28%

Investments accounted for under readily determinable fair values
Nano Labs, Ltd. (“Nano Labs”) <9>	—	584,566	84,754	*
SMI Vantage(“SMI”) <5>	14,850,376	6,759,811	980,080	9.10%
FF Intelligent Mobility Global Holdings Ltd. (“FF Intelligent”) <8>	14,349,418	855,338	124,013	*
Total	73,915,119	35,297,395	5,117,641

*Less than 1%

The Group recorded the impairment on equity investments of RMB1.2 million, RMB7.6 million and RMB 17.3 million (US$ 2.5 million) for the years ended December 31,2020, 2021 and 2022, respectively. The Group recorded the impairment on other investments of RMB18 million, the gain of RMB17.2 million and the impairment of RMB 30 million (US$ 4.3 million) for the years ended December 31,2020, 2021 and 2022, respectively. The Group recorded the gain on disposal of equity investment and available-for-sale investments of RMB 0.2 million, nil, RMB 0.7 million (US$ 0.1 million) for the years ended December 2020, 2021 and 2022, respectively.

<1> Skychain

In April 2021, the Group signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. Upon the completion of construction, we plan to deploy our cryptocurrency mining machines there. The Group invested RMB10.6 million (US$1.5 million) to get 15.11% of shares and RMB10.6 million (US$1.5 million) to get the Debentures of Skychain, the Debentures shall mature on the fourth anniversary of the closing date，the Group has an option to extend maturity for additional 12 months, and the Debentures bear interest at a rate of 1% per annum. The Group recorded share of loss of RMB1.7 million (US$0.2 million) and impairment of loss of RMB 4.3 million (US$0.6 million) for the year ended December 31, 2021. Due to the local regulatory and permitting issues as well as significant construction delays, the Group recorded a full impairment loss of RMB15.3 million (US$2.2million) for the year ended December 31, 2022.

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

<3> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB19.5 million (US$2.8 million) in 2021.

<4> Redblock

In July 2021, the Group entered into an investment agreement with Redblock Inc. (“Redblock “). The Group invested RMB1.9 million (US$0.3 million) in 2021.

<5> SMI

In June 2021, the Group entered into a subscription agreement with SMI Vantage (“SMI”), which the Group paid RMB 1.6 million (US$0.2 million) to subscribe shares and options of SMI. In August 2021 the Group exercised the options, and paid RMB 4.9 million (US$0.7 million) to obtain additional shares. In April 2022, the Group sold machines to SMI in exchange for additional shares which valued RMB 2.1 million (US$0.3 million).The Group recorded an investment income of RMB 8.3 million (US$1.2 million) and an investment loss of RMB 10.2 million (US$1.5 million) for the years ended December 31, 2021 and 2022, respectively.

<6> Shanghai Lingjun

In August 2021, the Group enterd into an agreement with Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”). The Group invested RMB6.0 million (US$0.9 million) in Shanghai Lingjun for an equity interest of 12.76%. Due to the uncertainty in business development, the Group decided to end the investment and received the investment payback of RMB 4.5 million (US$0.7million)in 2022 and RMB 1.5 million (US$0.2million)in March 2023.

<7> Hangzhou Lianfang

In August 2021, the Group entered into an investment agreement with Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”). The Group invested RMB2.0 million (US$0.3 million) in Hangzhou Lianfang for an equity interest of 4.00%. Due to the uncertainty in business development, the Group recorded an ful impairment loss of RMB 2.0 million (US$0.3million) for the year ended December 31, 2022.

<8> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. The prepaid deposit for joint venture was fully impaired in 2019 as the actual progress of the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil. On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of RMB 37.7 million (US$ 5.5 million), The Group recognized a loss on change in investment of RMB 23.4 million (US$ 3.4 million) based on its fair value as of December 31, 2021. As the result, the Group recognized a net gain of RMB 14.3 million (US$ 2.1 million) for the year end December 31, 2021. The Group recognized a loss on change in investment of RMB 13.5 million (US$ 2.0 million) based on its fair value as of December 31, 2022.

<9> Nano Labs

In July 2022, the Group has made a RMB 20.2 million (US$3 million) strategic investment in the initial public offering of Nano Labs to obtain of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In July and August 2022, the Group sold 187,656 ADSs of Nano Labs and received RMB 15.2 million (US$2.2 million), the Group recorded a realized gain on disposal of equity investee and available-for-sale investments of RMB 0.7 million ( US$0.1 million). The Group recognized a loss on change in investment of RMB 4.3 million (US$ 0.6 million) based on its fair value as of December 31, 2022.

<10>Shanyeyunye

In June 2020, the Group entered into an investment agreement with third parties to establish Shandong Shanyeyunye. The Group invested a total of RMB5.0 million (US$0.7 million) in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operates chess and card leisure games in the Province of Shandong. Due to level of uncertainty involved to the succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB5.0 million (US$0.7 million) for the year ended December 31, 2020. In 2022, the Group sold the equity interest of 10% to the third party for total RMB 4.7 million (US$0.7 million) which the Group received a deposit of RMB 3.3 million (US$ 0.5 million) in 2021 and received the remaining balance of RMB 1.4 million (US$ 0.2 million) in 2022.

<11>BeijingNaonao

In August 2020, the Group entered into an investment agreement with Beijing Weiming Naonao Technology Co., Ltd. (“Beijing Naonao”), which aims to develop and operate games designed for therapy purposes. The Group invested RMB3.0 million (US$0.4 million) in Beijing Naonao for an equity interest of 9.09%. Due to level of uncertainty involved to succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB3.0 million (US$0.4 million) for the year ended December 31, 2020.

<12> SIVA

In 2020, the Group considered to dispose its investment in SIVA and has performed an impairment assessment to consider the recoverable amount of the investment. The Group recorded an impairment loss of RMB10.0 million (US$1.4 million) for the year ended December 31, 2020.

For the investments in equity, the Group has recorded share of loss of RMB2.2 million, RMB1.7 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

In total, the Group recorded impairment charges relating to its investments in equity and other of RMB19.2 million, RMB3.3 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

<13> Ronglei

In October 2021, the Group entered into an investment agreement with Ronglei. The Group invested RMB 2 million (US$0.3 million) in 2021 and invested RMB 3 million (US$0.4 million) in 2022. Total investment in Rongli amounted to RMB 5 million (US$0.7 million), which represented an equity interest of 12.92% as of December 31, 2022.

<14> Gameway

In February 2022, the Group entered into an investment agreement with Gameway. The Group invested RMB0.6million (US$0.09 million) in 2022 or an equity interest of 1.25% as of December 31, 2022.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Computers and equipment	215,468,985	265,098,467	38,435,665
Office furniture and fixtures	1,738,419	1,710,298	247,970
Motor vehicles	3,982,228	3,344,272	484,874
Software	10,524,000	10,542,201	1,528,476
Less: accumulated depreciation and amortization	(58,733,348)	(137,847,601)	(19,986,024)
Net book value	172,980,284	142,847,637	20,710,961

Depreciation and amortization charges for the years ended December 31, 2020, 2021 and 2022 amounting to RMB0.4 million, RMB47.4 million and RMB91.4 million (US$13.2 million), respectively. The depreciation and amortization charges included in cost of revenues are RMB nil, RMB 16.6 million and RMB 45.4 million (US$6.6 million) for the years ended December 31, 2020, 2021 and 2022,respectively, and the depreciation and amortization charges included in general and administrative expense are RMB0.4 million, RMB30.8 million and RMB 46.0 million (US$6.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB0.03 million, RMB3.9 million, and RMB8.8 million (US$1.3 million), as other income, net for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has recorded impairment loss of equipment of RMB nil, RMB 11.6 million and RMB 176.9 million (US$25.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

9. CRYPTOCURRENCIES

The Group’s cryptocurrencies comprise the following:

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Bitcoins (BTC) <1>	77,693,877	60,576,929	8,782,829
Tether (USDT) <2>	8,424,472	29,318	4,251
Ethereum(ETH) <4>	—	4,924,572	713,996
Filecoin (Fil) <3>	—	808,711	117,252
Binance Coin(BNB)	—	2,123	308

Total	86,118,349	66,341,653	9,618,636

Addtioanl information about Bitcoins and ETH

The following table presents additional information about BTC as of and for the years end December 31,2022 and 2021,respectively:

	December31,2021	December31,2022
	RMB	RMB
Opening balance		77,693,877
Receipt of BTC from Cryptocurrency mining	128,598,905	101,782,024
Interest income	—	937
Sales of BTC in exchange of cash	—	(5,637,172)
Exchange of BTC into other cryptocurrency	—	(67,987,322)
Used in operating activities	(17,556)	(1,121,887)
Realized gain or loss	—	11,078,688
Less: Impairment of cryptocurrencies	(50,887,472)	(55,232,216)

Ending balance	77,693,877	60,576,929

The following table presents additional information about ETH as of and for the years end December 31,2022 and 2021,respectively:

	December31,2021	December31,2022
	RMB	RMB

Opening balance	—	—
Receipt of ETH from NFT business	—	9,573,703
Receipt of ETH from Games	—	154,359
Additions from exchange of BTC&USDT	—	4,087,824
Interest income	—	1,019
Used in operating activities	—	(6,152,339)
Realized gain or loss	—	(213,941)
Less: Impairment of cryptocurrencies	—	(2,526,053)

Ending balance	—	4,924,572

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and the Group received the consideration, at which time revenue and intangible assets are recognized. As of December 31, 2022, the Group owned 542 Bitcoins, including 70 Bitcoins pledged as of December 31, 2022, the value of pledged Bitcoins is approximately RMB 7.8 million (US$ 1.1 million), no pledged Bitcoins released in 2022 and subsequent to 2022

<2> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore the Group uses US$ to purchase USDT from time to time. As of December 31, 2022, the Group owned 4,210 USDT.

<3>Filecoin (Fil)

Among these intangible assets, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will reward the miners by Filecoin awards. As such, the Group cooperated with a third-party company where the Group contributes mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of December 31, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of December 31, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue as of December 31, 2021. The Group started to own the Filecoins being mined from January 1, 2022, the Group start to recognize Filecoin mining revenue and the intangible assets at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were released from the pledge in September 2021 and only 70 Bitcoins were still under pledge. As of December 31, 2022, the Group owned 48,800 Filecoin, including 39,152 Filecoin pledged as of December 31, 2022, the value of pledged Filecoin is approximately RMB 0.6 million (US$ 0.1 million), no pledged Filecoin released in 2022 and subsequent to 2022

<4> Ethereum(ETH)

Since the Group began the business in NFT and Web3 Games, from time to time the Group needs to make certain payments in ETH and collect the major revenue income with ETH. As of December 31, 2022, the Group owned 706 ETH.

Cryptocurrencies, (including Bitcoin, Tether, Filecoin, Ethereum and Binance Coin) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy as disclosed in Note 2 above. Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives, thus they should not be amortized but should be tested for impairment on annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the Cryptocurrencies at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. The Group monitors and tracks the Cryptocurrencies price on a daily basis and recognizes the impairment charge whenever there are observable transactions in which the carrying amount of the Cryptocurrencies exceed their fair value at any time. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the Cryptocurrencies. Subsequent reversal of impairment losses is not permitted.

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

Operating lease costs are recognized on a straight-line basis over the lease term. The prepaid rental expense recorded in operating lease right-of-use assets amounting to nil and nil as of December 31, 2021 and 2022, respectively.

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			(Note 3)
Operating lease right-of-use assets	6,363,724	12,061,697	1,748,782
Operating lease liabilities-current portion	4,306,738	5,792,931	839,896
Operating lease liabilities-non-current portion	2,567,342	7,405,805	1,073,741

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive (Loss) Gain	December 31, 2021	December 31, 2022	December 31, 2022
		RMB	RMB	US$
				(Note 3)
Operating lease cost	Operating expenses	4,220,789	4,254,040	616,778
Cost of other leases with terms less than one year	Operating expenses	62,430	87,329	12,662
Total		4,283,219	4,341,369	629,440

Maturities of operating lease liabilities are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			(Note 3)
Due within one year	4,511,953	6,278,361	910,277
Due in the second year	1,780,332	5,172,713	749,973
Due in the third year	882,132	2,502,839	362,878
Total lease payments	7,174,417	13,953,913	2,023,128
Less: imputed interest	(300,337)	(755,177)	(109,491)
Total	6,874,080	13,198,736	1,913,637

The following table summarizes the lease term and discount rate for the Company’s operating lease as of December 31, 2022:

Operating Lease
Weighted average remaining lease term (in years)	1.23
Weighted average discount rate	4.65%

As of December 31, 2022, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
			(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	4,813,050	2,381,173	345,238

11. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2020, 2021 and 2022. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2020, 2021 and 2022. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As HNTE qualification has expired in November 2020, Shanghai IT is no longer entitled the HNTE qualification benefits. As Shanghai IT did not have taxable income for the years ended December 31, 2020, 2021 and 2022, Shanghai IT has not benefited from this preferential income tax rate.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
PRC	7,165,097	—	—	—
Deferred tax assets
PRC	25,905,564	4,915,611	(35,242,565)	(5,109,692)
Other jurisdictions	(44,312,311)	(183,867,203)	—	—
Subtotal	(18,406,747)	(178,951,592)	(35,242,565)	(5,109,692)
Change in valuation allowance
PRC	(25,905,564)	(4,915,611)	35,242,565	5,109,692
Other jurisdictions	44,312,311	183,867,203	—	—
Subtotal	18,406,747	178,951,592	35,242,565	5,109,692
Income tax expense	7,165,097	—	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	(10)%	0%	0%
Change in future tax rate (upon expiration of preferential rate)	0%	0%	0%
Change of prior year deferred tax assets	1%	(19)%	(11)%
Change of valuation allowance	(10)%	(28)%	(20)%
Income not subject to tax and non-deductible expenses, net	0%	0%	0%
Effect of expired net operating loss	(6)%	22%	6%
PRC withholding tax	2%	0%	0%
Effective EIT rate	2%	0%	0%

Significant components of deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	1,059,821	838,333	121,547
Temporary differences related to impairment on advances to suppliers	1,955,941	1,955,941	283,585
Temporary differences related to provision for doubtful accounts	631,200	631,200	91,515
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	17,022,219	(3,466,064)	(502,532)
Startup expenses and advertising fees	105,917	105,917	15,357
Temporary differences related to equity investments	11,740,058	9,252,558	1,341,495
Temporary differences related to provision for prepayment for equipment	5,000,000	—	—
Tax loss carry forwards	86,367,347	79,322,053	11,500,617
Total deferred tax assets	123,882,503	88,639,938	12,851,584
Less: Valuation allowance	(123,882,503)	(88,639,938)	(12,851,584)
Total deferred tax assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Beginning balance	302,834,095	123,882,503	17,961,276
Decrease in valuation allowance	(178,951,592)	(35,242,565)	(5,109,692)
Ending balance	123,882,503	88,639,938	12,851,584

For the years ended December 31, 2021 and 2022, the Group recorded an Decrease of valuation allowance of approximately RMB 179 million and RMB 35.2 million (US$5.1 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2022, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 317.3 million which will expire from 2023 to 2027. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2021 and 2022. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these VIE do not have any accumulated earnings as of December 31, 2021 and 2022. The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2021 and 2022. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2020, 2021 and 2022, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2022, the Group is subject to examination by the PRC tax authorities.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	30,384,772	30,254,560	4,386,499
Professional services	4,480,561	2,178,267	315,819
Agency commission fees payable	6,397,096	2,940,840	426,382
Staff cost related payables	6,505,481	6,976,762	1,011,535
Office expenses	1,439,218	1,099,142	159,361
Product development services	992,730	1,028,127	149,064
Other payables	33,808,410	3,527,013	511,369
Lawsuit dues	54,703,506	17,199,963	2,493,760
Others	1,487,807	1,768,903	256,467
Total	140,199,581	66,973,577	9,710,256

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2022, the Group had raised RMB57.5 million (US$8.3 million). The Group does not plan to finance the remaining RMB100.0 million (US$4.5 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

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

In April 2022, the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB17.2 million (US$3 million) as of December 31, 2022. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated.

In late 2021, the Group entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Therefore, as of the disposal date, the Group recorded an other payables for RMB30.6 million (US$4.8million). As of December 31, 2022, the Group’s balance of other payments payable to Niulian for RMB 1.53million (US$0.2 million).

In 2022, the Group borrowed a loan of RMB 2.5 million (US$0.4 million) from collaborator for the development of mining operations in Canada. In 2022, the Group have repayed the loan of RMB 0.5 million (US$0.07million). As of December 31, 2022, the Group’s balance of loan is RMB 2.0 million (US$0.3 million).

13. Refund of WoW game points

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million (US$29.1million).

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26.0 million (US$3.8 million) was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, the Company, in consultation with legal counsel, has determined that it will be legally released from this liability in September 2029, which represents 20 years from the discontinuation of WoW in 2009. However, if the Group were to publicly announce a refund policy, the Group would be legally released from any remaining liability for these activated, but unconsumed points that remained two years from the date of such announcement. To date, the Group has determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points is RMB170.0 million (US$24.6million) as of both December 31, 2021 and 2022.

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

On August 4, 2022 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $5,500,000 of convertible note due August 3, 2023 The Note carries an original issue discount of $500,000 (the “OID”). In addition, Company agrees to pay $15,000 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the “Transaction Expense Amount”), which amount will be reduced from the amount funded hereunder. The “Purchase Price”, therefore, shall be $4,985,000

The Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. All the Note have anti-dilution protection in the event of certain stock splits.

Interest on the Notes is payable by shares. Under certain circumstances, interest on the Notes will be payable in cash at the election of the holder if such payments are permitted under the Notes Agreement. The indenture governing the February and March Notes contains customary events of default. No event of default existed as the date of this annual report.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 205.94%, (3) weighted average risk-free interest rate of 0.07%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $42.39 per share. The following assumptions used at December 31, 2022: (1) dividend yield of 0%; (2) expected volatility of 107.09%, (3) weighted average risk-free interest rate of 4.73%, (4) expected life of 1.21 year, and (5) estimated fair value of the Group’s ADSs of $0.44 per share. The Group is accreting the debt discount associated with the August Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the August 2022 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 107.02%, (3) weighted average risk-free interest rate of 3.11%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $1.20 per share. The following assumptions used at December 31, 2022: (1) dividend yield of 0%; (2) expected volatility of 107.08%, (3) weighted average risk-free interest rate of 4.73%, (4) expected life of 0.59 year, and (5) estimated fair value of the Group’s ADSs of $0.44 per share.

The following table provides a summary of the changes in convertible debt, net of unamortized discount, during 2022:

	2022
Balance at January 1,	RMB	92,848,377
Issuance of convertible debt, face value		37,199,800
Debt discount from issuance/sale of ADS shares		—
Debt discount from derivative liability (embedded conversion option)		(37,199,800)
Debt discount from extension fee		(2,940,840)
Deferred financing fees		(3,483,254)
Repayment of convertible debt		—
Conversion of convertible debt into ordinary shares		(50,182,932)
Amortization of debt discount		16,607,603
Exchange rate change on convertible notes face value		8,135,104
Convertible debt, net at December 31,	RMB	60,984,058

As of December 31, 2022 and December 31, 2021, the Group had the following convertible notes outstanding:

	December 31, 2022				December 31, 2021
			Accrued				Accrued
	Principal		Interest		Principal		Interest
August 2022 $5,500,000 Notes convertible into ADS common stock, 6% interest, due August 2023	RMB	37,199,800	RMB	911,140	RMB	—		—
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2024	RMB	129,956,000	RMB	12,013,055	RMB	129,956,000	RMB	6,201,653
February 2021 $5,000,000 Notes convertible into ADS common stock at $14.00 per share, 6% interest, due February 2022		—		—	RMB	32,195,500	RMB	12,388,301
Repayment of convertible debt	RMB	(57,914,207)	RMB	(11,853,771)	RMB	(39,926,775)	RMB	(17,652,626)
Exchange rate change on convertible notes face value	RMB	5,838,382	RMB	—	RMB	(2,296,722)	RMB	—
Total Convertible Notes Payable, Net	RMB	115,079,975	RMB	1,070,424	RMB	119,928,003	RMB	937,328
Less: Debt Discount		(54,095,917)		—		(27,079,626)		—
	RMB	60,984,058	RMB	1,070,424	RMB	92,848,377	RMB	937,328

Amortization of debt discount and interest expense for the ended December 31, 2022, 2021 and 2020 on the convertible notes payable amounted to RMB 23.2 million (US$3.4 million), RMB 120.6 million and RMB 2.9 million, respectively.

15. WARRANTS

In January 2021, the Group entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, the Group issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2021. The warrants are divided into four equal tranches: Tranche IWarrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$122 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.18%), (2) expected warrant life of 3 years, (3) expected volatility of 190%, and (4) expected dividend yield of 0. In July 2022, our board of directors approved to cancel 51,972,960 Tranche IV warrants previously granted. The fair value of the remaining Tranche I/II/III warrants was US$92 million.

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

Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2022, there were 861,044,917 ordinary shares issued or outstanding, being the sum of 847,437,583 Class A ordinary shares and 13,607,334 Class B ordinary shares.

17. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive gain (loss) for such employee benefits amounted to RMB1.2 million, RMB4.1 million and RMB6.4 million (US$0.93 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

18. SHARE-BASED COMPENSATION

18.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. As of December 31, 2022, options to purchase 50,000 ordinary shares were outstanding and 108,073,400 ordinary shares were available for future grant under the 2004 Option Plan.

Stock Options

The following table summarizes the Group’s share option activities with its employees and directors:

				Weighted-Average
				Remaining
	Number of	Weighted-Average		Contractual Term	Aggregate
	Options	Exercise Price		(years)	Intrinsic Value

Outstanding as of January 1, 2022	50,000	US$	0.93	1.07	Nil
Granted	—		—	—	Nil
Exercised	—		—	—	Nil
Forfeited	—		—	—	Nil
Outstanding as of December 31, 2022	50,000	US$	0.93	0.07	Nil
Vested and expected to vest as of December 31, 2022	50,000	US$	0.93	0.07	Nil
Exercisable as of December 31, 2022	50,000	US$	0.93	0.07	Nil

The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumptions to total unvested options. The total intrinsic value of options exercised during the year was nil for years ended December 31, 2020, 2021 and 2022.

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

Share-Based Compensation

For the years ended December 31, 2020, 2021 and 2022, the Group recorded share-based compensation of RMB55.1 million, RMB150.2 million and RMB202.3 million (US$29.3 million), respectively, for restricted ordinary shares granted to the Group’s employees and directors.

As of December 31, 2022, there was approximately RMB 59.7 million (US$8.7 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

19. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, the Group entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.1 million) and all outstanding balances have been offset. No IPTV business transaction and borrowing lent to ZTE9 in 2021 and 2022, respectively.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2021 and 2022, respectively. The Group has repaid a total of RMB6.4 million and RMB2.6 million (US$0.4 million) for the years ended December 31, 2021 and 2022, respectively. The loans were interest-free and the outstanding balance of RMB14.1 million and RMB11.5 million (US$1.7 million) remained as of December 31, 2021 and 2022, respectively.

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

20. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2020	31, 2021	31, 2022	31, 2022
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Net (loss) income attributable to ordinary shareholders before change in redeemable noncontrolling interest	397,883,388	(411,234,755)	(974,859,050)	(141,341,275)
Change in redeemable noncontrolling interest	(1,190,122)	—	—	—
Net (loss) income attributable to ordinary shareholders	396,693,266	(411,234,755)	(974,859,050)	(141,341,275)

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	163,599,920	495,304,894	720,237,128	720,237,128

Net (loss) income attributable to holders of ordinary shares per share
- Basic and diluted	2.42	(0.83)	(1.35)	(0.20)

The Company had 4,200,645, 366,148,968 and 271,620,613 stock options, warrants and non-vested shares outstanding as of December 31, 2020, 2021 and 2022, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

21. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIE of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2020, 2021 and 2022. The accumulated reserves as of December 31, 2022 were RMB10.6 million (US$1.5 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiarie, the PRC subsidiaries’ registered capital of RMB81 million (US$11.7 million) as of December 31, 2022, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2022, approximately RMB70.4 million (US$10.2 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

22. NONCONTROLLING INTEREST

The following schedule shows the movement on the noncontrolling interests of The9 Limited for the years ended December 31, 2020, 2021 and 2022.

	RMB	US$
		(Note 3)
Noncontrolling interests on December 31, 2019	392,881,777	56,962,503
Net loss attributable to noncontrolling interests	3,259,528	472,587
Translation difference charge to noncontrolling interests	(16,417,025)	(2,380,245)
Noncontrolling interests on December 31, 2020	379,724,280	55,054,845
Net loss attributable to noncontrolling interests	5,590,513	810,548
Noncontrolling interests from consolidation since acquisition	(372,299,401)	(53,978,339)
Noncontrolling interests on December 31, 2021	13,015,392	1,887,054
Net loss attributable to noncontrolling interests	4,633,205	671,752
Contributions from noncontrolling interests	(40,000)	(5,799)
Noncontrolling interests from consolidation since acquisition	162,253	23,524
Noncontrolling interests on December 31, 2022	17,770,850	2,576,531

23. REDEEMABLE NONCONTROLLING INTEREST

On December 31, 2014, the Group considered the redemption of the SBPS to be probable. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the redemption date. As the Group lost control of Red 5 and no longer consolidated of Red 5, redeemable noncontrolling interest record as nil on December 31, 2021 and December 31, 2022.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Redeemable noncontrolling interest opening balance	349,046,548	349,046,548	—	—
Net loss attributable to redeemable noncontrolling interest	(1,190,122)	—	—	—
Change in redeemable noncontrolling interest	1,190,122	(349,046,548)	—	—
Redeemable noncontrolling interest ending balance	349,046,548	—	—	—

24. DISPOSAL OF SUBSIDIARIES

On September 26, 2019, the Group entered into an agreement with Kapler Pte. Ltd. to sell three subsidiaries namely, The9 Computer, C9I Shanghai and Shanghai Kaie for total consideration of RMB493.0 million (US$71.5 million). These subsidiaries hold the land use rights and office buildings located at Zhangjiang, Shanghai. The transaction was completed on February 21, 2020 and the Group has recorded a gain of RMB391.8 million (US$56.8 million).

On September 9, 2020, the provisional liquidator of Asian Development made a winding-up order and the High Court of Hong Kong gazetted this order on September 18, 2020. The Official Receiver’s Office has appointed a liquidator to perform the work and duties to the winding-up of Asian Development, including the prosecution of insolvency offences and disqualification of directors. Followed by the winding-up order issued by the court, the Group has lost control of Asian Development and deconsolidated Asian Development as of the date of the court order. The obligation for the payment of pledged loan remained with Asian Development as it is a limited liability company and the Group has recognized an amount of RMB83.7 million (US$12.1 million) to the gain on disposal of Asian Development.

In April 2010, the Group acquired a controlling interest in Red 5 Studios, Inc. (“Red 5”), an online game development studio based in the U.S. Thereafter till 2016, the Group and Red 5 entered into several equity transactions with several third party investors and the Group’s equity holding to approximately 35%. Nevertheless, the Group retained the control of the Board of Red 5 at that time. The performance of Red 5 was under expectation afterwards and has become an inactive company. In June 2021, the two directors of Red 5 appointed by the Group resigned from Red 5 and the Group issued a letter of renunciation to Red 5 confirming the Group had renounced its right of business control of Red5 and confirmed the Group will not assign any new director to Red 5 in the future. Accordingly, the Group lost control of Red 5 and no longer consolidated of Red 5 as of June 30, 2021. The Group recognized a net gain on deconsolidation of subsidiaries amounted to RMB 9.5 million (US$1.4 million) for the year ended December 31, 2021.

In December 7, 2021, NBTC entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Such transfer was completed before the disposal. Therefore as of the disposal date, Niulian’s assets only included approximately US$0.04M cash, US$4.3M receivable from NBTC and US$2M FIL and XCH mining machines and mining related prepayments. Group has recorded a net gain of RMB 5.6 million (US$0.8 million) of and for the year ended December 31, 2021.

The9 Interactive Inc. is a wholly-owned subsidiary of The9 Limited.Since all the business activities have been terminated from 2019, the9 Interactive Inc. is converting into dormant status. The9 decided to disposal the company by December 31,2022. Group has recorded a net loss of RMB 3.7 million (US$0.5 million) of and for the year ended December 31, 2022.

25. COMMITMENTS AND CONTINGENCIES

25.1 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$8.3 million), and the Group planned to raise an additional RMB100.0 million (US$14.5 million) until CrossFire New Mobile Game is launched. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. The Group does not plan to finance the remaining RMB100.0 million (US$14.5 million) from the planned fundraising arrangement. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims to request a refund of RMB57.5 million (US$8.3 million) which the Group has previously raised to finance the early phase development of CrossFire New Mobile Game and the interest compensation on the fund raised amounting to RMB4.6 million (US$0.7 million). On October 20, 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of the filing date of this report, Inner Mongolia Culture Assets and Equity Exchange did not appeal against the sentence of the court in the period granted and no further claim filed by Inner Mongolia Culture Assets and Equity Exchange against the Group.

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

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR. NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31,2022, the total sum paid under license agreements is US$17.7 million, the Group still has payment commitment amounting to US$37.8 million as of December 31, 2022.

25.2 Contingencies

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. On May 29, 2020, the Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group had been discharged. As of December 31, 2021, the arbitration proceeding has not been terminated. In April 2022 the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB 54.7 million (US$ 7.9 million) for the year ended December 31, 2021. As of December 31, 2022, the remaining unpaid balance is RMB 17.2 million (US$ 2.5 million). Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated.

26. SEGMENT REPORTING

The Group is engaged in blockchain business including the operation of cryptocurrency mining and NFT business. The Group reports the operating segments based on cryptocurrency mining and NFT business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group measures the performance of its operating segments based on revenue and income (loss) from operations.

The following tables present information about the Group’s reportable segments for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31, 2022:

	Cryptocurrency Mining		NFT Business		Corporate		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)		(Note 3)
Revenue	101,782,024	14,757,006	10,034,353	1,454,844	7,071,502	1,025,272	118,887,879	17,237,122
Loss from operations	(397,933,746)	(57,694,970)	(275,269,814)	(39,910,371)	(288,402,652)	(41,814,454)	(961,606,212)	(139,419,795)
Prepayments and other current asset	254,603,252	36,914,002	—	—	17,884,326	2,592,983	272,487,578	39,506,985
Cryptocurrencies, net	62,669,034	9,086,156	3,672,619	532,480	—	—	66,341,653	9,618,636
Property, equipment and software, net	128,975,415	18,699,677	—	—	13,872,222	2,011,284	142,847,637	20,710,961

Year ended December 31, 2021:

	Cryptocurrency Mining		NFT Business		Corporate		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Revenue	134,122,945	21,046,818	298,817	46,891	1,453,378	228,065	135,875,140	21,321,774
Loss from operations	(67,252,412)	(10,553,371)	(20,413,919)	(3,203,389)	(229,113,810)	(35,952,957)	(316,780,141)	(49,709,717)
Prepayments and other current asset	394,533,886	61,910,976	116,390,410	18,264,195	17,184,991	2,696,700	528,109,288	82,871,871
Cryptocurrencies, net	86,118,349	13,513,848	—	—	—	—	86,118,349	13,513,848
Property, equipment and software, net	171,169,287	26,860,196	—	—	1,810,997	284,185	172,980,284	27,144,381

Year ended December 31, 2020:

	Cryptocurrency Mining		NFT Business		Corporate		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Revenue	—	—	—	—	625,488	95,860	625,488	95,860
Loss from operations	—	—	—	—	336,708,307	51,602,806	336,708,307	51,602,806

27. SUBSEQUENT EVENTS

The Company adopted Tenth Amended and Restated 2004 Share Option Plan (the “Amended Plan”), as approved and authorized by the board of directors of the Company on April 29, 2023. The Amended Plan amends and restates the previously adopted Ninth Amended and Restated 2004 Share Option Plan (the “Original Plan”) of the Company in its entirety and assumes all awards granted under the Original Plan. The number of Class A ordinary shares that are available for award grant purposes under the Amended Plan increased by 300,000,000 Class A ordinary shares from 250,000,000 Class A ordinary shares to 550,000,000 Class A ordinary shares. The Amended Plan will expire upon the twentieth anniversary of its effective date.

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(87,638,664)	(186,462,351)	(232,037,437)	(33,642,266)
Total operating expenses	(87,638,664)	(186,462,351)	(232,037,437)	(33,642,266)

Loss from operations	(87,638,664)	(186,462,351)	(232,037,437)	(33,642,266)
Impairment on equity investment	(1,172,755)	(7,599,505)	(15,252,515)	(2,211,407)
Gain on other investments	—	22,743,763	(28,735,889)	(4,166,312)
Interest expenses	(2,923,055)	(109,175,494)	—	—
Fair value change on warrants liability	37,851	—	—	—
Gain on disposal of equity investee and available-for-sale investments	—	—	711,914	103,218
Non operating income	—	—	423,270	61,368
Gain from change in fair value of convertible feature derivative liability	—	62,246,860	37,249,976	5,400,739
Gain on extinguishment of convertible notes	56,755,902	—	—	—
Gain on waiver of interest-free loan	35,397,500	—	—	—
Foreign exchange gain (loss)	29,578,454	(2,457,272)	(7,140,909)	(1,035,334)
Other expenses, net	(40,059,304)	(54,703,506)	—	—
Loss before income tax expense and share of loss in equity method investment	(10,024,071)	(275,407,505)	(244,781,590)	(35,489,994)
Share of loss in equity method investment	(2,165,935)	(1,725,152)	—	—
Equity in (loss) income of subsidiaries and VIE	410,073,394	(134,102,098)	(730,077,459)	(105,851,282)
Net income (loss)	397,883,388	(411,234,755)	(974,859,049)	(141,341,276)
Other comprehensive income (loss), net of tax:
Currency translation adjustments	(12,900,251)	3,984,443	—	—
Total comprehensive income (loss)	384,983,137	(407,250,312)	(974,859,049)	(141,341,276)

PARENT COMPANY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	12,243,809	18,704,249	2,711,861
Prepayments and other current assets, net	56,226
Amounts due from intercompany	2,358,774,226	2,378,886,528	344,906,125
Total current assets	2,371,074,261	2,397,590,777	347,617,986
Investments	44,452,310	8,199,715	1,188,847
Investments in subsidiaries and VIE	(1,420,365,177)	(2,150,220,191)	(311,752,623)

Total assets	995,161,394	255,570,301	37,054,210

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	61,326,625	18,772,708	2,721,787
Amounts due to intercompany	12,689,811	78,728,877	11,414,614
Warrants	51,825,629	51,775,453	7,506,735
Bond payable	92,848,377	60,984,058	8,841,857
Total current liabilities	218,690,442	210,261,096	30,484,993
Total liabilities	218,690,442	210,261,096	30,484,993

SHAREHODERS’ EQUITY
Class A ordinary shares	45,233,784	56,659,429	8,214,845
Class B ordinary shares	943,789	943,789	136,837
Additional paid-in capital	4,139,122,755	4,371,228,191	633,768,513
Statutory reserves	7,326,560	7,326,560	1,062,251
Accumulated other comprehensive loss	(12,693,760)	(12,527,539)	(1,816,323)
Accumulated deficit	(3,403,462,176)	(4,378,321,225)	(634,796,906)
Total shareholders’ equity	776,470,952	45,309,205	6,569,217
Total liabilities and shareholders’ equity	995,161,394	255,570,301	37,054,210

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net income (loss)	397,883,388	(411,234,755)	(974,859,049)	(141,341,276)
Adjustments for:
Share-based compensation expenses	55,056,426	—	—	—
Employee share-based compensation expense	—	150,166,481	202,345,626	29,337,358
Fair value change on warrants liability	(37,851)	—	—	—
Interest expenses	—	120,626,467	—	—
Amortization of discount and interest on convertible notes	2,923,316	—	23,074,518	3,345,491
Foreign exchange (gain) loss	(29,578,454)	4,465,094	(166,222)	(24,100)
Cancle of ordinary shares	—	—	(1,876,314)	(272,040)
Equity in loss (income) of subsidiaries and VIE	(410,073,394)	108,608,497	773,156,627	112,097,174
Consulting fees paid by issuance of shares	6,781,815	—	—	—
Gain from change in fair value of conversion feature derivative liability	—	(62,246,860)	(37,249,976)	(5,400,739)
Gain on extinguishment of convertible notes	(56,755,902)	(2,296,722)	8,135,104	1,179,479
Gain on waiver of interest-free loan	(34,881,000)	—	—	—
Payment of issuance cost by issuance of shares	455,658	—	—	—
Changes in operating assets and liabilities:
Change in prepayments and other current assets	(4,026,346)	4,033,993	56,226	8,152
Change in amounts due from intercompany	349,361,587	(1,192,553,035)	49,338,235	7,153,372
Change in accrued expenses and other current liabilities	(566,162)	49,376,705	(46,565,182)	(6,751,317)
Increase/(Decrease) in interest payable	—	937,328	1,192,955	172,962
Net cash (used in) provided by operating activities	276,543,081	(1,230,116,807)	(3,417,452)	(495,484)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(17,640,000)	(2,557,560)
Net cash (used in) provided by investing activities	—	—	(17,640,000)	(2,557,560)

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	47,430,195	64,471,143	—	—
Proceeds from the issuance of convertible note	3,358,369	161,588,128	33,704,460	4,886,687
Purchase of other investment	—	—	(22,277,084)	(3,229,874)
ADS issuance fee	—	(3,720,691)	—	—
New issued stock to investors	—	1,011,476,118	—	—
Proceeds from disposal of other investment	—	—	15,228,067	2,207,862
Repayments of convertible notes	(318,929,623)	—	—	—
Net cash provided by (used in) financing activities	(268,141,059)	1,233,814,698	26,655,443	3,864,675
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	862,449	125,045
Net change in cash and cash equivalents	8,402,022	3,697,891	6,460,440	936,676
Cash and cash equivalents, beginning of year	143,896	8,545,918	12,243,809	1,775,185
Cash and cash equivalents, end of year	8,545,918	12,243,809	18,704,249	2,711,861
Supplement disclosure of cash flow information:

Interest paid	36,310,455	—	—	—