Form 20-F
period 2023-12-31
The9 LTD
filed 2024-04-15
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

George Lai, Chief Financial Officer

Tel: +86-21-6108-6080

Email: georgelai@corp.the9.com

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 300 Class A ordinary shares	NCTY	Nasdaq Capital Market
Class A ordinary shares, par value US$0.01 per share*		Nasdaq Capital Market*

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

As of December 31, 2023, there were 1,405,226,227 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 1,391,618,893 Class A ordinary shares (excluding 152,719,107 Class A ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to the consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests. We maintain contractual arrangements with the consolidated variable interest entity, as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity,” and are considered the primary beneficiary of the consolidated variable interest entity, whose financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. The9 Limited is a holding company with no operations of its own. (2) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents 300 Class A ordinary shares, (3) “China” and “PRC” refer to the People’s Republic of China, (4) all references to “RMB” and “Renminbi” are to the legal currency of the Chinese mainland and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is RMB. This annual report contains translations of RMB amounts into U.S. dollars solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

On December 15, 2004, our ADSs commenced trading on the Nasdaq Global Market under the symbol “NCTY.” In October 2018, we transferred our listing venue to the Nasdaq Capital Market. On May 6, 2019, we adjusted our authorized share capital and adopted dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. Effective October 2, 2023, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing thirty Class A ordinary shares to one ADS representing 300 Class A ordinary shares. Currently, each ADS represents 300 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We may incur losses, negative cash flows from operating activities and negative working capital position in the future. See the risk factor on page 18 for details;
●	We have been transitioning our business focus and our results of operations may be materially and adversely affected. See the risk factor on page 18 for details;
●	New lines of business or new products and services may subject us to additional risks. See the risk factor on page 19 for details;
●	We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price. See the risk factor on page 20 for details;

●	The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us. See the risk factor on page 22 for details;
●	Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations. See the risk factor on page 27 for details;
●	Regulatory changes or actions may restrict the use of Bitcoin or the operation of the Bitcoin network in a manner that adversely affects an investment in us. See the risk factor on page 31 for details;
●	Our international business efforts could adversely affect us. See the risk factor on page 35 for details;
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See the risk factor on page 40 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in the Chinese mainland primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 46 for details; and
●	The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business. See the risk factor on page 53 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. See the risk factor on page 54 for details;
●	The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection. See the risk factor on page 56 for details;

●	Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 56 for details;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. See the risk factor on page 57 for details;
●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See the risk factor on page 58 for details;
●	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the Chinese mainland or an entity in the Chinese mainland, the funds may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in the Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” on page 60 for details; and
●	Uncertainties with respect to the PRC legal system could adversely affect us. Certain laws and regulations of the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” See the risk factor on page 63 for details.

General Risks Related to Our Shares, ADSs and Warrants

In addition to the risks described above, we are subject to general risks relating to our Class A ordinary shares, ADSs and warrants, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements. See the risk factor on page 69 for details;
●	The market price for our ADSs may be volatile. See the risk factor on page 71 for details;
●	The warrants are speculative in nature. See the risk factor on page 72 for details; and
●	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline. See the risk factor on page 76 for details.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;
●	our ability to identify business development focus;
●	our ability to develop our cryptocurrency mining business and difficulty of cryptocurrency mining to generate sufficient economic return;
●	the price fluctuation and market demand of cryptocurrencies;
●	risks inherent in cryptocurrencies, such as hacking, fraud and safety concerns;
●	our ability to successfully build strategic alliance in the AI industry
●	risks arising from our future acquisitions and investments;
●	our ability to compete effectively against our competitors;
●	risks arising from our corporate structure and the regulatory environment in the countries in which we conduct business operations; and
●	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity

The9 Limited is not an operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity, but maintains contractual arrangements with the consolidated variable interest entity and is considered the primary beneficiary of these entities, whose financial results are consolidated in The9 Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entity, and the government authorities may challenge the enforceability of these contractual arrangements. We currently derive substantially all of our revenue from jurisdictions other than the Chinese mainland. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining. We have significantly reduced our Chinese mainland-related revenue, which represents an insignificant amount in 2023. Historically, we primarily operated online game business before we turned to blockchain business and conducted our operations then in the Chinese mainland through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

For our insignificant operation in the Chinese mainland, laws and regulations of the Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in the Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in PRC-based companies where laws and regulations of the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our Chinese mainland subsidiaries, the consolidated variable interest entity and its shareholders to conduct business operations of the consolidated variable interest entity. The consolidated variable interest entity contributed an aggregate of 0.9%, 0.6% and 0.2% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in the Chinese mainland, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT. Shanghai IT, established in September 2000, currently holds one Internet Content Provider License, operates our website and primarily engages in our gaming business. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in the Chinese mainland.

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

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in courts of the Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in the Chinese mainland, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.” There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in the Chinese mainland regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entity and its shareholders. It is uncertain whether any new laws or regulations of the Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity is found to be in violation of any existing or future laws or regulations of the Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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
China The9 Interactive Limited
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

Current laws and regulations of the Chinese mainland impose substantial restrictions on foreign ownership of entities involved in internet content provision, or ICP, in the Chinese mainland. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in the Chinese mainland. Shanghai IT is owned by our employees Wei Ji and Qi Wang.

We have obtained the exclusive right to benefit from Shanghai IT’s licenses and approvals. In addition, through a series of contractual arrangements with Shanghai IT and its shareholders, we are able to direct and conduct business operations through contractual arrangements with Shanghai IT. We believe that the individual shareholders of Shanghai IT will not receive material personal benefits from these agreements except as shareholders or employees of The9 Limited. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity through contractual arrangements and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the Circular and the Administrative Measures on Network Publication promulgated by the General Administration of Press and Publication, or the GAPP, the existing contractual arrangements are valid, binding and enforceable under the current laws and regulations of the Chinese mainland. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the rules and regulations of the Chinese mainland, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third party we designate the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party we designate will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of the Chinese mainland. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of the Chinese mainland. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of the Chinese mainland.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wang, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling, our subsidiary. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loans shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the local administration for market regulation pursuant to the Property Rights Law of the Chinese mainland. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

Our corporate structure is subject to risks arising from the contractual arrangements with the consolidated variable interest entity. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our Chinese mainland subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks arising from our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. For the business operations that are conducted in the Chinese mainland, we are subject to complex and evolving laws and regulations of the Chinese mainland. For example, we face risks arising from regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations of the Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” and “—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, and we have significantly reduced our business operation through the variable interest entity in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations of the Chinese mainland. As of the date of this annual report, for our insignificant operations in the Chinese mainland, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries have obtained the necessary licenses and permits from the PRC government authorities. In addition to the Business License issued by the department of the State Administration for Market Regulation for each of our Chinese mainland subsidiaries and the consolidated variable interest entity, the Chinese mainland subsidiaries and the variable interest entity are required to obtain, and have obtained the Internet Content Provider License, which covers all our business operations in the Chinese mainland. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in the Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as a offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. According to the Notice on the Management Arrangement of Domestic Enterprises’ Overseas Issuance and Listing Filing, existing enterprises are not required to fulfill filing procedures and obtain CSRC approval immediately, but should file as required when it comes to matters such as further offshore offerings. Existing enterprises refer to those whose applications for indirect overseas issuance and listing have been approved by overseas regulatory agencies or overseas stock exchanges before March 31, 2023. Our PRC legal counsel is of the opinion that we meet the definition of a domestic enterprise with indirect overseas listing. Therefore, we believe that as an existing enterprise, we are not required to fulfill filing procedures immediately, but shall file for CSRC approval accordingly if we plan to conduct further offshore offering in the future. If we fail to obtain the approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the Chinese mainland, limitations on our operating privileges in the Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. Our independent registered public accounting firm that we engaged in August 2021, RBSM LLP, or RBSM, whose audit report for the fiscal years 2021, 2022 and 2023 is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our insignificant operation in the Chinese mainland, under the laws and regulations of the Chinese mainland, if our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned Chinese mainland subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws and regulations of the Chinese mainland, each of our subsidiaries and the variable interest entity in the Chinese mainland is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the Chinese mainland or an entity in the Chinese mainland, the funds may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. We do not, however, expect cash transfer from our Chinese mainland subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entity or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of securities, other financing activities and cash generated from operating activities. Our company has established a unified centralized cash management policy within our group companies to direct how funds are transferred between The9 Limited, our subsidiaries and the consolidated variable interest entity and its subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies, divided into five sub-processes, namely, bank account management, collection, payment, bank balance management, and physical cash management. They apply to all of our subsidiaries and the consolidated variable interest entity and its subsidiaries. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy. In each sub-process, we enforce different levels of checking and approval procedures, ranging from staff level employees, department heads, chief financial officer, to chief executive officer.

In 2021, 2022 and 2023, our Cayman Islands holding company transferred cash in the total amount of nil, RMB10.3 million and RMB56.4 million (US$7.9 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of nil, nil and RMB49.7 million (US$7.0 million) from our subsidiaries, respectively.

In 2021, 2022 and 2023, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB2.3 million, RMB5.1 million and RMB0.5 million (US$0.1 million) to our subsidiaries, respectively, and received cash in the total amount of RMB58.3 million, RMB17.0 million and RMB10.0 million (US$1.4 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received RMB6.8 million, RMB3.7 million and nil of service income from our subsidiaries in 2021, 2022 and 2023, respectively.

In 2021, 2022 and 2023, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2021, 2022 and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2021, 2022 and 2023, our wholly-owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-26 to F-29 of this annual report on Form 20-F.

As a Cayman Islands holding company, we may receive dividends from our Chinese mainland subsidiaries. Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a reduced rate of withholding tax. The Cayman Islands, where The9 Limited, the direct parent company of our Chinese mainland subsidiaries, is incorporated, does not have such a tax treaty with the Chinese mainland. Hong Kong has a tax arrangement with the Chinese mainland that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise in the Chinese mainland distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If our Chinese mainland subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of the Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in the Chinese mainland.

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

(3)

Certain of our subsidiaries and the variable interest entity qualifies for a 15% preferential income tax rate in the Chinese mainland. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of the Chinese mainland. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the Chinese mainland, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Under laws and regulations of the Chinese mainland, our PRC subsidiaries and the variable interest entity are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of the Chinese mainland permit our Chinese mainland subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Chinese mainland subsidiaries and the variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in the Chinese mainland is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. In the event that any of our Chinese mainland subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of the Chinese mainland, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the Consolidated Variable Interest Entity

The following table presents the condensed consolidating schedule of financial information for the consolidated variable interest entity and other entities as of the dates presented.

In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. As a result of the disposal, we no longer consolidate the operating results of the NFT business. The historical financial results of the NFT business are reflected in our consolidated financial statements as discontinued operations accordingly.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	—	—	—
Revenues	—	178,621,340	—	427,737	—	179,049,077
Inter-company cost	—	—	—	—	—	—
Cost of Revenues	—	(209,871,923)	(1,808,084)	(218,033)	—	(211,898,040)
Gross (loss) profit	—	(31,250,583)	(1,808,084)	209,704	—	(32,848,963)
Operating (expenses) income:	(117,011,123)	(136,702,257)	(7,810,817)	(23,379,707)	—	(284,903,904)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(117,011,123)	(167,952,840)	(9,618,901)	(23,170,003)	—	(317,752,867)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(96,446,193)	(192,261,525)	(9,590,361)	154,021,355	—	(144,276,724)
Gain (loss) from discontinued operations, net	158,809,293	(1,956,190)	—	—	—	156,853,103
Net income (loss)	20,003,613	(151,858,228)	(9,590,361)	154,021,355	—	12,576,379
Net income (loss) attributable to shareholders of ordinary shares	20,003,613	(145,093,079)	(9,590,361)	154,683,441	—	20,003,614
Total comprehensive income (loss)	20,003,613	(151,734,983)	(9,590,361)	154,683,441	—	13,361,710

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	3,529,245	(3,529,245)	—
Revenues	—	107,400,368	—	655,201	—	108,055,569
Inter-company cost	—	(3,529,245)	—	—	3,529,245	—
Cost of Revenues	—	(150,671,450)	(3,951,292)	(705,252)	—	(155,327,994)
Gross (loss) profit	—	(46,800,327)	(3,951,292)	3,479,194	—	(47,272,425)
Operating (expenses) income:	(232,037,437)	(347,124,776)	(8,258,070)	(26,839,245)	—	(614,259,528)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(232,037,437)	(393,925,103)	(12,209,362)	(23,360,051)	—	(661,531,953)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(244,781,590)	(416,863,096)	(12,004,172)	(19,756,811)	—	(693,405,669)
Gain (loss) from discontinued operations, net	—	(286,086,586)	—	—	—	(286,086,586)
Net income (loss)	(974,859,049)	27,127,777	(12,004,172)	(19,756,811)	—	(979,492,255)
Net income (loss) attributable to shareholders of ordinary shares	(974,859,049)	29,731,811	(12,004,172)	(17,727,640)	—	(974,859,050)
Total comprehensive income (loss)	(974,859,049)	25,264,826	(12,004,172)	(17,727,640)	—	(979,326,035)

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	5,982,986	(5,982,986)	—
Revenues	—	134,297,405	—	1,278,918	—	135,576,323
Inter-company cost	—	(5,982,986)	—	—	5,982,986	—
Cost of Revenues	—	(85,084,754)	(1,813,716)	(902,779)	—	(87,801,249)
Gross (loss) profit	—	43,229,665	(1,813,716)	6,359,125	—	47,775,074
Operating (expenses) income:	(186,462,351)	(133,491,023)	(2,737,820)	(32,747,408)	—	(355,438,602)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(186,462,351)	(90,261,358)	(4,551,536)	(26,388,283)	—	(307,663,528)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(275,407,505)	(93,369,863)	(4,551,537)	(17,638,822)	—	(390,967,727)
Gain (loss) from discontinued operations, net	—	(24,132,389)	—	—	—	(24,132,389)
Net income (loss)	(411,234,755)	16,599,846	(4,551,537)	(17,638,822)	—	(416,825,268)
Net income (loss) attributable to shareholders of ordinary shares	(411,234,755)	20,642,083	(4,551,537)	(16,090,546)	—	(411,234,755)
Total comprehensive income (loss)	(407,250,312)	15,051,570	(4,551,537)	(16,090,546)	—	(412,840,825)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	12,437,710	31,583,872	834,236	365,720	—	45,221,538
Due from group companies	2,530,726,440	3,692,336,625	24,999,100	459,495,794	(6,707,557,959)	—
Current assets	2,543,164,150	3,873,143,042	48,984,292	465,062,357	(6,707,557,959)	222,795,882
Non-current assets	(2,023,790,629)	127,407,108	48,555	5,279,871	2,031,984,238	140,929,143
Total assets	519,373,521	4,000,550,150	49,032,847	470,342,228	(4,675,573,721)	363,725,025
Due to group companies	215,005,511	5,083,509,820	50,300,705	1,358,741,923	(6,707,557,959)	—
Current liabilities	297,885,645	5,068,313,774	51,101,503	1,453,110,830	(6,707,557,959)	162,853,793
Non-current liabilities	16,746,100	2,754,993	—	33,070	—	19,534,163
Total liabilities	314,631,745	5,071,068,767	51,101,503	1,453,143,900	(6,707,557,959)	182,387,956
Redeemable noncontrolling interest	—	—	—	—	—	—
Total equity (deficit)	204,741,776	(1,070,518,617)	(2,068,656)	(982,801,672)	2,031,984,238	181,337,069
Total liabilities, redeemable noncontrolling interest and equity (deficit)	519,373,521	4,000,550,150	49,032,847	470,342,228	(4,675,573,721)	363,725,025

	As of December 31, 2022
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	18,704,249	27,364,313	3,946,966	8,048,205	—	58,063,733
Due from group companies	2,378,886,528	4,007,581,495	24,999,100	460,606,686	(6,872,073,809)	—
Current assets	2,397,590,777	4,339,387,881	51,959,707	476,562,669	(6,872,073,809)	393,427,225
Non-current assets	(2,142,020,476)	189,224,947	2,267,663	5,987,133	2,150,220,191	205,679,458
Total assets	255,570,301	4,528,612,828	54,227,370	482,549,802	(4,721,853,618)	599,106,683
Due to group companies	78,728,877	5,396,378,539	50,270,705	1,346,695,688	(6,872,073,809)	—
Current liabilities	210,261,096	5,553,738,250	52,602,160	1,619,634,828	(6,872,073,809)	564,162,525
Non-current liabilities	—	6,537,187	868,618	—	—	7,405,805
Total liabilities	210,261,096	5,560,275,437	53,470,778	1,619,634,828	(6,872,073,809)	571,568,330
Redeemable noncontrolling interest	—	—	—	—	—	—
Total equity (deficit)	45,309,205	(1,031,662,609)	756,592	(1,137,085,026)	2,150,220,191	27,538,353
Total liabilities, redeemable noncontrolling interest and equity (deficit)	255,570,301	4,528,612,828	54,227,370	482,549,802	(4,721,853,618)	599,106,683

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	—	—	—	—	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	(54,377,232)	26,019,923	(9,877,843)	(8,084,894)	—	(46,320,046)
Investment in group companies	—	(6,765,113)	—	—	6,765,113	—
Net cash provided by (used in) investing activities	—	(3,525,329)	—	1,492,246	6,765,113	4,732,030
Investment from group companies	—	—	6,765,113	—	(6,765,113)	—
Net cash provided by (used in) financing activities	47,608,344	(14,316,649)	6,765,113	(1,089,837)	(6,765,113)	32,201,858

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	(3,741,000)	—	—	3,741,000	—
Sales of goods and services to Group Companies	—	—	—	3,741,000	(3,741,000)	—
Net cash provided by (used in) operating activities	(3,417,452)	(135,803,075)	(11,377,817)	(3,439,648)	—	(154,037,992)
Investment in group companies	—	(13,486,970)	—	—	13,486,970	—
Net cash provided by (used in) investing activities	(17,640,000)	(251,875,181)	—	6,432,549	13,486,970	(249,595,662)
Investment from group companies	—	—	13,486,970	—	(13,486,970)	—
Net cash provided by (used in) financing activities	26,655,443	7,530,247	13,486,970	(1,160,000)	(13,486,970)	33,025,690

	For the Year Ended December 31, 2021
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	(6,763,965)	—	—	6,763,965	—
Sales of goods and services to Group Companies	—	—	—	6,763,965	(6,763,965)	—
Net cash provided by (used in) operating activities	(1,230,116,807)	504,549,147	2,035,143	19,245,582	—	(704,286,935)
Investment in group companies	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	(117,623,542)	(197,383)	(7,658,562)	—	(125,479,487)
Investment from group companies	—	—	—	—	—	—
Net cash provided by (used in) financing activities	1,233,814,698	—	—	(6,378,690)	—	1,227,436,008

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Company and Our Industry

We may incur losses, negative cash flows from operating activities and negative working capital position in the future.

We recorded net loss of RMB416.8 million for the year ended December 31, 2021 and net loss of RMB979.5 million for the year ended December 31, 2022. We recorded net income of RMB12.6 million (US$1.8 million) for the year ended December 31, 2023, primarily due to a one-time non-cash gain on debt relief from the refund plan arising out of non-renewal of the license on World of Warcraft, or WoW, and a rebound in Bitcoin prices. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on our ability to improve operational efficiency, control costs and provide new products and services to meet market demand and attract new customers. Due to the numerous risks and uncertainties arising from our business, we may not be able to achieve profitability in the short-term or long-term.

We generated negative operating cash flows of RMB704.3 million, RMB154.0 million and RMB46.3 million (US$6.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had cash and cash equivalents of RMB58.1 million and RMB45.2 million (US$6.4 million), respectively. As of December 31, 2022, we had a negative working capital of RMB166.5 million. However, as of December 31, 2023, we had a positive working capital of RMB60.0 million (US$8.4 million). Our negative working capital position as of December 31, 2022 was primarily due to continuous cash outflow in connection with our product development and sales and marketing activities. Our positive working capital position as of December 31, 2023 was primarily due to operating activities of cryptocurrency mining. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will continue to improve in the future. We may incur losses, negative cash flows from operating activities and negative working capital position in the future, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB4,356.8 million (US$613.6 million) as of December 31, 2023. We generated negative cash flow from operating activities. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We have been transitioning our business focus and our results of operations may be materially and adversely affected.

Historically, we primarily operated and developed proprietary and licensed online games. We previously made significant investment in developing our own proprietary games as well as offering games licensed from game licensors. As most of our game licenses have already expired or terminated and we may not continue allocating major resources in game development or negotiate to regain any licenses, we do not believe that our past investment into and devotion to game development will contribute to our financial performance in the future.

In 2019, we attempted to transition our business focus to electric vehicles and we expected to develop our electric vehicles business through a proposed joint venture with Faraday&Future Inc., or F&F. The electric vehicles business did not develop as we anticipated.

In early 2021, we decided to launch a cryptocurrency mining business and started to devote resources and establish collaborative relationships with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021 and the operation of an NFT platform, NFTSTAR, in late 2021. In January 2023, we ceased operations of the NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. We sold NFTSTAR Singapore pte. Ltd. and its subsidiaries to an unrelated third party in 2023 and we no longer operate an NFT business.

Our efforts in developing our cryptocurrency mining business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. During this process, our results of operations and financial condition may not improve in a timely manner, or at all. Given the substantial uncertainties regarding the prospects of the cryptocurrency mining business, there can be no assurance that we will not change our business focus again in the future. We may continue to explore other business opportunities. However, we cannot assure you that we will successfully transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

Since the beginning of 2024, we have been gradually stepping into the AI industry. We entered into a few strategic alliances with multiple business partners.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, in March 2019, we entered into a joint venture agreement with F&F relating to the design and development of electric vehicles. However, the electric vehicles business did not develop as we anticipated. We also operated an NFT business between 2021 and 2023 which we subsequently sold off. Currently, we are developing our cryptocurrency mining business, having begun cryptocurrency mining activities in February 2021. Since the beginning of 2024, we have been gradually stepping into the AI industry, by entering into a few strategic alliances. We may enter into new lines of business in the future.

As a new entrant into new lines of business, we face significant challenges, uncertainties and risks, including, among other things, with respect to our ability to:

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

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with cryptocurrency and its mining activities, we also face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that our efforts in entry into new business sectors, such as our development of cryptocurrency mining business, will succeed. There can be no assurance that such operations will succeed or revert satisfactory results and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, we expect to continue to increase our global hash rate of Bitcoin, we expect to further invest into Bitcoin mining machines in order to achieve our business goal. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed. For example, in July 2019, we entered into a convertible note purchase agreement with Jupiter Excel Limited, or Jupiter Excel, pursuant to which we agreed to sell and Jupiter Excel agreed to purchase 12% convertible notes in an aggregate principal amount of US$30 million. The closing of the transaction was subject to certain closing conditions. Due to unfavorable market conditions and failure to satisfy the closing conditions, the proposed convertible notes transaction was not closed and the convertible note purchase agreement was terminated in March 2020.

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

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets/cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. When the interests of investor protection are paramount, for example in the offer or sale of initial coin offering tokens, the SEC has no difficulty determining that the token offerings are securities under the Howey test as stated by the United States Supreme Court. As such, initial coin offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets the SEC, the Commodity Futures Trading Commission, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations.

Deterioration in economic condition and escalation of geopolitical conflicts may create increased uncertainty and price changes, and we may face further restrictions on our liquidity due to unique risks related to recent crypto asset market developments.

We are subject to price volatility and uncertainty due to economic downturns and geopolitical conflicts. Such economic downturns and geopolitical conflicts may be a result of invasion, or possible invasion by one nation of another, leading to increased inflation and supply chain volatility. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Such crises will likely continue to have an effect on our ability to do business in a cost-effective manner.

Inflation has caused the price of materials to increase leading to increased expenses to our business. Economic downturns and geopolitical conflicts may also have the effect of discouraging investment in Bitcoin as investors shift their investments to less volatile assets. Such shift could have a materially adverse effect on our business, operations and the value of the Bitcoin we mine.

The risks to our liquidity and market outlook would include the following:

●	Deteriorating macroeconomic conditions as a result of the potential for recession in 2023 discussed in the media.
●	U.S. government monetary policies and interest rate increases by the U.S. Federal Reserve Board may lead investors to rotate their investments out of the growth stocks, such as our stock, to the value stocks and fixed income instruments.
●	Additional challenges arising from catastrophic events (such the FTX collapse and multiple bankruptcies of Bitcoin mining companies in 2022 and 2023) that would adversely affect the credibility of, and therefore investor confidence in, companies engaged in the digital assets space.
●	Additional declines in Bitcoin prices and/or production, and increases in electricity costs which could adversely impact both the value of our Bitcoin holdings and our ongoing profitability.

Further instability in the banking system and collapse of more banking institutions which could put the liquidity and cash assets of third parties with which we do business such as miner hosting entities and suppliers and us, if we bank in the future with an institution which subsequently collapses.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

Digital assets such as Bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry in general, and the digital asset networks of Bitcoin in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

●	continued worldwide growth in the adoption and use of Bitcoin and other digital assets;
●	government and quasi-government regulation of Bitcoin and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems
●	the maintenance and development of the open-source software protocol of the Bitcoin network;
●	changes in consumer demographics and public tastes and preferences;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	general economic conditions and the regulatory environment relating to digital assets;
●	the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight; and
●	a decline in the popularity or acceptance of the digital asset networks of Bitcoin, or similar digital asset systems, could adversely affect an investment in us.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the cryptoeconomy. For example, following the failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks, Voyager and Three Arrows Capital in 2022, the U.S. Congress expressed the need for both greater federal oversight of the cryptoeconomy and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws, and regulations relating to crypto assets and the cryptoeconomy generally, and crypto asset platforms in particular. The failures of risk management and other control functions at other companies that played a role in the above-mentioned events happened in 2022 could accelerate an existing regulatory trend toward stricter oversight of crypto asset platforms and the cryptoeconomy. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain crypto asset transactions, as has occurred in certain jurisdictions in the past. For example, under recommendations from the Financial Crimes Enforcement Network, or the FinCEN, and the Financial Action Task Force, the United States and several foreign jurisdictions have or are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. We may face substantial costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. In December 2020, the FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from us, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial costs to operationalize and comply with these rules.

If we acquire digital securities, even unintentionally, we may violate the Investment Company Act of 1940 and incur potential third-party liabilities.

We intend to comply with the 1940 Act in all respects. To that end, if holdings of cryptocurrencies are determined to constitute investment securities of a kind that subject us to registration and reporting under the 1940 Act, the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune. Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. As noted above, the SEC has not stated whether Bitcoin and cryptocurrency is an investment security, as defined in the 1940 Act.

Significant contributors to all or any digital asset network could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect an investment in us.

For example, with respect to Bitcoin network, a small group of individuals contribute to the Bitcoin Core project on GitHub.com. This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. These individuals can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may adversely affect an investment in us. In the event a developer or group of developers proposes a modification to the Bitcoin network that is not accepted by a majority of miners and users, but that is nonetheless accepted by a substantial plurality of miners and users, two or more competing and incompatible blockchain implementations could result. This is known as a “hard fork.” In such a case, the “hard fork” in the blockchain could materially and adversely affect the perceived value of digital assets as reflected on one or both incompatible blockchains, which may adversely affect an investment in us.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in us.

The Bitcoin network for example operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among other things, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which we are mining on may adversely affect an investment in us.

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

As the award of new digital assets for solving blocks declines, and if transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the primary cryptocurrencies for which we mine, Bitcoin, are subject to “halving,” which is the process by which the cryptocurrency reward for solving a block is cut in half. The current fixed reward on the Bitcoin network for solving a new block is 6.25 Bitcoins per block, which is half of the previous reward of 12.5 Bitcoins. It is estimated that it will halve again in about two years. While Bitcoin prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. This reduction may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners will decrease. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Moreover, miners ceasing operations would reduce the aggregate hash rate on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor obtaining control in excess of 50% of the aggregate hash rate on the Bitcoin network. Periodically, the Bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten minute confirmation time targeted by the Bitcoin network protocol.

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

For example, in March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we would purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid. The miners will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

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

As disclosed in this annual report, our financial condition and results of operations are dependent on our ability to sell the Bitcoin we mine at a price greater than our costs to produce that Bitcoin. As the price for new miners we buy increases, our cost to produce a single Bitcoin also increases, therefore requiring a corresponding increase in the price of Bitcoin for us to maintain our results of operations. Market prices for Bitcoin have fluctuated greatly, to the extent that we are unable to reasonably predict future prices for the Bitcoin we mine.

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

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would likely require less energy, which may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of Bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our Bitcoin mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, we measure at fair value on the date earned. Fair value of the cryptocurrency award earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis. Under the guidance of the Financial Accounting Standards Board, we may be required to change its policies, which could have an effect on our consolidated financial position and results from operations. This means that our operating results will be subject to daily increases or decreases in the value of Bitcoin. Furthermore, our business strategy focuses almost entirely on producing Bitcoin (as opposed to other cryptocurrencies), and our current application- specific integrated circuit miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining Bitcoin. We therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake Bitcoin in terms of acceptance, the value of Bitcoin could decline. Further, if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for this new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

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

We are subject to risks arising from our need for significant electrical power.

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

To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoin upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could adversely impact an investment in us.

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

The failure of financially troubled cryptocurrency-based companies impacts the broader crypto economy.

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

Deterioration in economic condition and escalation of geopolitical conflicts may motivate large-scale sales of digital assets, which could result in a reduction in some or all digital assets’ values and adversely affect an investment in us.

As an alternative to fiat currencies that are backed by central governments, digital assets such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical conflicts. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Large-scale sales of digital assets would result in a reduction in their value and could adversely affect an investment in us.

Further, deterioration in economic condition and escalation of geopolitical conflicts may create increased uncertainty and price changes. Inflation has caused the price of materials to increase leading to increased expenses to our business. Global crises and economic downturns may also have the effect of discouraging investment in Bitcoin as investors shift their investments to less volatile assets. Such shift could have a materially adverse effect on our business, operations and the value of the Bitcoin we mine or the institutional data center clients we host.

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

We primarily rely on cold self-storage to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, our designated self-custody security system may not be impenetrable and may not be free from defect or immune to acts of God, and we will bear any loss due to a security breach, software defect or act of God.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or Bitcoin. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us.

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

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the respective digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft. Although our transfers of digital assets will regularly be made to or from vendors, consultants, services providers, among others, it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred Company digital assets. To the extent that we are unable to seek redress for such error or theft, such loss could adversely affect an investment in us.

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

Digital assets we held are not subject to protections from the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation and, therefore, our digital assets are not subject to the protections enjoyed by depositors with the member institutions of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

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

Regulatory changes or actions may restrict the use of Bitcoin or the operation of the Bitcoin network in a manner that adversely affects an investment in us.

As Bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market.

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

The effect of any future regulatory change on us, Bitcoin, or other digital assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in us.

We currently have a limited U.S. presence and do not proactively offer services in the United States or to U.S. persons.

Our subsidiary, NBTC US Ltd, has entered into a hosting agreement with a third-party data center by which the third party agreed to host our mining machines in its data center located at Pecos County, Texas. Under a 12-month hosting agreement, the third party provides electricity, hosting service, and other services to Company mining operations. We may occasionally sell a portion of its Bitcoin mined in Texas, including through third-party exchanges for its own account.

Since January 2023, we no longer mints or offers NFTs, or provides any services related to previously minted NFTs. NFTs we previously issued may continue to be available on third-party trading sites that we do not operate or control. We may receive royalties from secondary sales of previously-issued NFTs and the amount is expected to be minimal. These secondary sales royalties only amounted to RMB26 thousand (US$3.7 thousand) in 2023.

We continues to evaluate its U.S. compliance obligations in light of its evolving business lines.

Our platform may be subject to enhanced regulation by financial regulators.

Cryptocurrencies, generally, and our platform may be subject to certain U.S. regulatory regimes. The application of any of these regimes could result in a materially adverse impact on our financial condition and operations.

For example, the Commodity Futures Trading Commission has stated that cryptocurrencies fall within the definition of “commodities.” If cryptocurrencies were deemed to be commodities, transactions over cryptocurrencies could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted.

In addition, if regulatory changes or interpretations of our activities require registration as a money services business under the regulations promulgated by the FinCEN under the authority of the U.S. Bank Secrecy Act or as a money transmitter or a digital currency business under state regimes (e.g., New York) for the licensing of such businesses, we could suffer reputational harm and also extraordinary, recurring and/or nonrecurring expenses, which would adversely impact an investment in us.

Certain of our operations are subject to U.S. economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. As a result of doing business in foreign countries and with foreign partners, we may be exposed to a heightened risk of violating OFAC sanctions laws and regulations.

Any failure to obtain or maintain necessary governmental licenses and authorizations could adversely affect our business and results of operations.

We maintain necessary governmental licenses and authorizations in the jurisdictions in which we operate, where we understand they are required. Specifically, we have obtained the requisite licenses in certain jurisdictions to the extent that the laws and regulations of such jurisdictions clearly indicate that a license is required or where the regulators of such jurisdictions have advised us that we need a license to operate. We also operate in jurisdictions where we do not believe we are required, or where we have been informed by these jurisdictions that we are not required, to obtain certain licenses. To the extent that the laws and regulations of certain jurisdictions clearly indicate that a license is required or where the regulators of such jurisdictions have advised us that we need a license to operate, and we have not obtained such licenses or registrations, then we do not operate the jurisdictions.

As noted above, our customers include persons who are located or resident in jurisdictions where we do not believe we are required, or where we have been informed by these jurisdictions that we are not required, to obtain certain licenses. It is possible that the authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with persons located or resident in those jurisdictions. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liabilities. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

In any jurisdiction, if we fail to comply with the regulatory requirements, we may risk being disqualified for our existing businesses or being rejected for renewal of our qualifications and/or licenses upon expiry by the regulatory authorities as well as other penalties, fines, or sanctions. In respect of any new business that we may contemplate, we may not be able to obtain the approvals for developing such new business if we fail to comply with the regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

In any jurisdiction in which we operate, to the extent that we are required to obtain government licenses or approvals, there is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experiences material delays in obtaining, necessary government approvals, our operations may be substantially disrupted or discontinued, which could materially and adversely affect our business, financial condition and results of operations.

If regulatory changes or interpretations require the regulation of Bitcoin under the Securities Act and Investment Company Act by the SEC, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. This would likely have a material adverse effect on us and investors may lose their investment.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin and Filecoin are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that crypto assets may be securities depending on the facts and circumstances. As of the date of this annual report, we are not aware of any rules that have been proposed to regulate Bitcoin and Filecoin as securities. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin and Filecoin under the law. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

To the extent that crypto assets we held, including Bitcoin and Filecoin, are deemed by the SEC to fall within the definition of a security, we may be required to register as an investment company and comply with additional regulation under the 1940 Act, including additional periodic reporting and disclosure standards and requirements and significant limitations on dealings among affiliates. Additionally, one or more states may conclude Bitcoin, Filecoin and other crypto assets we may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us since we would likely not comply. Such additional registrations may result in extraordinary, non-recurring expenses of our Company, thereby materially and adversely impacting an investment in our Company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease all or certain parts of our operations. Any such action would likely adversely affect an investment in us and investors may suffer a complete loss of their investment.

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations not only the jurisdictions in which we operate but also those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.

Regulators throughout the world frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge throughout the world, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, certain of our products or services may become subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets in one or more countries, and ownership of, holding or trading in our securities may also be considered illegal and subject to sanction.

Although currently digital assets are not regulated or are lightly regulated in most countries, including the United States. In September 2021, PRC authorities issued the new regulations which made it clear that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. Provision of services by overseas virtual currency exchanges to mainland China residents via the internet is also considered to be an illegal financial activity. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name. The virtual currency mining activities have been treated as the eliminated industry, and listed as the eliminated industries into Catalogue for Guiding Industry Restructuring (2019 version). One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

The loss or destruction of a private key required to access a digital asset may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to our Company’s digital assets could adversely affect an investment in our Company.

Digital assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the digital assets are held. We are required by the operation of digital asset networks to publish the public key relating to a digital wallet we use when it first verifies a spending transaction from that digital wallet and disseminates such information into the respective network. We safeguard and keep private the private keys relating to our digital assets; to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the digital assets held by it and the private key will not be capable of being restored by the respective digital asset network. Any loss of private keys relating to digital wallets used to store our digital assets could adversely affect an investment in us.

Because we may, from time to time, hold our digital assets at digital asset exchanges, we face heightened risks from cybersecurity attacks and financial stability of digital asset exchanges.

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

We hold mined Bitcoin as current assets. We may occasionally sell portion of mined Bitcoin to cover our operational costs. We may sell Bitcoin through various exchanges, including Binance. We received 20 previously pledged Bitcoins from Binance on April 12, 2024. As of the date of this annual report, we had 18 Bitcoins pledged to Binance, and therefore, they are temporarily held on NBTC Limited’s account on Binance exchange. As for the Filecoin, we keep them in the hot wallet and use our holdings to participate in direct staking. We do not have immediate plans to sell Filecoin. In addition, as of the date of this annual report, we hold approximately 22 Ethereum on Binance exchange account for future sales.

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

We operate and conduct business in different countries and regions. International transactions are subject to inherent risks and challenges that could adversely affect us, including:

●	the need to develop new supplier and manufacturer relationships;
●	the need to comply with additional U.S. and foreign laws and regulations;
●	changes in international laws, regulatory requirements, taxes and tariffs;
●	our limited experience with different local cultures and standards;
●	geopolitical conflicts, such as war and terrorist attacks; and
●	the additional resources and management attention required for such expansion.

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

We may be subject to various tax obligations associated with mining in countries where we have hosting agreements for our machines in the future, including the so-called tax on mining in Kazakhstan and Kyrgyzstan, effectively a surcharge on the electricity price per kW/h. Although crypto assets obtained through crypto mining operations are not currently taxed in some jurisdictions, we cannot guarantee the case will always be true in the future. If the governments promulgate new tax regimes that will subject our operation to additional tax liabilities, our business operations might be materially affected.

We may continue to face the legal risks arising from our non-fungible tokens or NFTs.

In late 2021, we formally stepped into the NFT business. In 2023, we sold NFTSTAR Singapore pte. Ltd. and its subsidiaries to an unrelated third party. We no longer operate an NFT business. However, we may still be subject to risks arising from our previous NFT operations. For example, we entered into license agreements with international sports stars, pursuant to which they had granted us licenses to use their likeness for production of NFTs. The terms of the license agreements are generally two to three years. Even though we sold the NFT business to an unrelated third party, we could not foresee whether these licensors would still attempt to claim any unpaid amount from us by relying on the dispute resolution clauses provided by the license agreements.

There can be no assurance that the market for digital assets will be developed and sustained, which may materially adversely affect our business operations.

The market for digital assets is still nascent. Accordingly, the market for digital assets may not develop, of if a market does develop, such value be maintained. If no market develops for digital assets in the future, it may be difficult or impossible for us to develop and maintain a platform where our users can trade, purchase and sell digital assets. If we could not receive transaction fees from secondary market due to these users being unable to trade, purchase and sell digital assets, our business operations and financial performance may be negatively affected.

Further questions may hinge on the specific facts and circumstances surrounding the creation, promotion and sale of NFTs as to whether they might be classified as securities.

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

We do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We targeted consumers who are fans of sport stars and enjoy owning piece of their likeness. Historically, our NFTs were not marketed to reward holders with appreciation, profit, or dividends. Our NFTs, here, were more resembling sports cards than investment product. NFTSTAR was not an agent for the sports stars and did not extend any managerial efforts that would enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds were not funds which are raised with the expectation that we would build system and that investors can earn a return on the instrument.

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

The SEC and its staff, as well as U.S. state securities regulators, have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal and state securities laws. U.S. Supreme Court case law and the SEC staff have indicated that the determination as to whether a cryptocurrency is a security or not depends on the characteristics and use of that particular asset. A non-exhaustive list of cryptocurrencies declared as securities by the SEC includes FTX Token, Algorand, Filecoin, BNB and Binance USD. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. It is possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. In addition, several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions.

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

The SEC’s determination that Filecoin or any other cryptocurrency is a “security” may adversely affect the value of such cryptocurrency and could therefore adversely affect our business, prospects or operations.

Depending on its characteristics, a cryptocurrency may be considered a “security” under the federal securities laws. The test for determining whether a particular cryptocurrency is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a cryptocurrency is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act, and the Investment Company Act. Cryptocurrencies as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular cryptocurrency is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many cryptocurrencies, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the facts evolve.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” Accordingly, a given cryptocurrency may currently be a security based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws.

The SEC is of the view that Filecoin meets the definition of a security under the U.S. federal securities laws. We generate Filecoin mining revenues through provision of computing storage space to the main networks. Unlike our Bitcoin mining business, we rely on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We cannot control the timing and quantity of Filecoin to be received and earned. Accordingly, we only record Filecoin mining revenues when we actually receive the Filecoin in our cryptocurrency wallet. As of December 31, 2022 and 2023, we had recognized RMB0.8 million and RMB1.5 million (US$0.2 million). To date, we have generated minimal revenues from our mining of Filecoin. Still, the SEC’s determination that Filecoin is security could result in interruptions to our business. For example, if we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, we would be required to meet burdensome compliance requirements and register as an investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on its operations.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We do not collect user personal information. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year.

As of the date of this annual report, (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC.

On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Transfer of Personal Information, or the Measures, which took effect on June 1, 2023, and the Standard Contract for Outbound Transfer of Personal Information. The Measures consist of 13 articles, clarifying the scope of application, applicable conditions, requirements for supporting personal information protection impact assessments, record-keeping requirements, and other related matters for the Standard Contract for Outbound Transfer of Personal Information. If a personal information processor provides personal information to overseas parties by entering into standard contracts, it shall meet the following conditions at the same time: (1) it shall not be a operator of critical information infrastructure; (2) the number of individuals whose personal information is processed shall be less than 1 million; (3) the cumulative number of individuals whose personal information has been provided to overseas parties shall be less than 100,000 since January 1 of the previous year; and (4) the cumulative number of individuals whose sensitive personal information has been provided to overseas parties shall be less than 10,000 since January 1 of the previous year. As of the date of this annual report, we had not provided personal information to overseas organizations, and there is no situation of providing personal information to overseas data processors. However, the Measures do not clarify whether the regulations still apply to companies providing personal information of their own directors and senior executives (such as their names, ages, and addresses that need to be disclosed in prospectuses) to overseas intermediaries and regulatory authorities. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of the Chinese mainland on personal information export would have a material adverse impact on our business.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, which became effective on May 25, 2018. The General Data Protection Regulation imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the General Data Protection Regulation) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

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

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or failure we perceived in preventing information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our business.

Our operating results may fluctuate due to various factors, and therefore may not be indicative of our future results.

Our operating results have experienced fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including cryptocurrency price fluctuations, mining difficulty, market sentiment in the cryptocurrency space, the expiration or termination of our remaining game licenses, and acquisition or disposal of subsidiaries.

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

Our mining machines are located in the U.S., Canada, Kyrgyzstan and Kazakhstan. We are in the process to obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among other things, our mining machines. Operators of data centers are holders of their own insurance policies. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

As of the date of this annual report, we do not have insurance coverage for our crypto assets or miners.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in the Chinese mainland engaged in certain business activities beyond the authorized scope of their respective licenses, and if they are subject to administrative penalties or fines, our operating results may be adversely affected.

Some of our subsidiaries, the variable interest entity and its subsidiaries, and joint ventures in the Chinese mainland engaged in business activities that were not within the authorized scope of their respective licenses in the past. The PRC authorities may impose administrative fines or other penalties for the non-compliance with the authorized scope of the business licenses, which may in turn adversely affect our operating results.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could negatively impact our business, financial condition and operations.

In the past we conducted certain of our mining operations in Russia by entering into hosting agreements pursuant to which our machines are co-located and operated in data centers in Russia. Our mining business in Russia contributed approximately 2% of our revenue in 2023. As of the date of this annual report, in connection with the termination arrangements, all of our Russia-related operations have been wound up.

The U.S. government and other governments in jurisdictions in which we operate may swiftly impose expansive economic sanctions that may have a material impact on our operations and require us to take, or refrain from taking, specific actions, including, but not limited to, ceasing agreements or mining operations involving Russia or transporting our mining machines out of Russia. Russia is considering a number of severe measures aimed at mitigating the effect of sanctions imposed against it by the U.S., EU, UK and other governments in connection with the Russia-Ukraine conflict, including nationalization and seizures of assets held by foreign businesses under certain circumstances. In addition, existing Russian legal frameworks may be unfairly or unevenly enforced, and courts may decline to enforce legal protections covering our investments and business partnerships in Russia altogether. In the future, the U.S. government or other governmental authorities may designate certain of our Russian partners as individuals or entities as subject to sanctions. The Russian government’s ability to raise funds, including cryptocurrency, has been restricted. If the Russia-Ukraine conflict continues, the value of cryptocurrency, such as Bitcoin, may be materially affected.

On April 20, 2022, OFAC added to its list of Specially Designated Nationals, or the SDN List, certain companies operating in Russia’s virtual currency mining industry, including BitRiver AG, or BitRiver. In the past, we partnered with BitRiver to carry out our mining business in Russia. Our mining business with BitRiver, our sole mining partner in Russia, contributed approximately 2% of our revenue in 2023. OFAC included BitRiver on the SDN List pursuant to Executive Order 14024, for operating or having operated in the technology sector of the Russian Federation’s economy. BitRiver’s Russia-based subsidiaries were put on the SDN List, also pursuant to Executive Order 14024, for being owned or controlled by, or for having acted or purported to act for or on behalf of, directly or indirectly, BitRiver. Any entity in which BitRiver, or any of its designated subsidiaries, has a 50% or greater, direct or indirect, ownership interest is also subject to U.S. sanctions. Such sanctions may materially affect our mining operations in Russia, and we have decided to terminate our partnership with BitRiver. In response to the sanctions, we have (i) disposed of our mining machines, (ii) transferred our mining machines outside of Russia, and (iii) for those mining machines not transferred or disposed of, signed hosting agreements with entities located outside of Russia. As of the date of this annual report, in connection with the termination arrangements, all of our Russia-related operations have been wound up. If we are not able to successfully mitigate some or all disruptions due to our termination of such relationship and the disposal or relocation of our mining machines, there could be a material adverse impact on our business, financial condition and results of operations.

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

Material weaknesses and significant deficiencies in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud, which could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains management’s assessment of the effectiveness of a company’s disclosure controls and procedures and internal controls over financial reporting.

In preparing our consolidated financial statements for the fiscal year ended December 31, 2023, we and our independent registered public accounting firms identified a material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2023, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2023, the significant deficiency identified were that (a) certain of the intercompany balances in each respective entities are not reconciled and some intercompany adjustments are made as topside entries and most are carried over from prior years without identifying which entities were pertaining to and from, and the explanations for these adjustments were not documented clearly, and (b) certain supporting documents for the mining pool are not obtained timely. To remedy our identified material weakness and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. In additional, we will improve our communication with our mining pool partner to ensure supporting documents can be obtained earlier.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firms identified significant deficiency as of December 31, 2022, in accordance with the standards established by the PCAOB. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2022, the significant deficiency identified related to the untimely period-end closing of our subsidiaries abroad. In response, we strengthened the management and financial personnel of our subsidiaries. We also improved our reporting process from subsidiary level to group consolidation level.

In preparing our consolidated financial statements for the fiscal year ended December 31, 2021, we and our independent registered public accounting firms identified material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2021, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We took improvement measures and we believe our internal control over financial reporting was improved.

In documenting our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain effective internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, our management and, if applicable, our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Historically, the COVID-19 pandemic adversely affected our business. Our employees in Shanghai were unable to go to our offices for an extended period, and COVID-19 caused delays in the development of the data centers where we planned to deploy our mining machines. Our foreign strategic partners faced similar delays in their respective countries. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services is subject to restrictions under current laws and regulations of the Chinese mainland. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) and the main foreign investor in the foreign-invested telecommunication enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our Chinese mainland subsidiaries are considered foreign-invested enterprises. To comply with laws and regulations of the Chinese mainland, we conduct our operations in the Chinese mainland through a series of contractual arrangements entered into the variable interest entity in the Chinese mainland and its Chinese mainland subsidiaries, including Shanghai IT.

In the opinion of our PRC legal counsel, (i) the ownership structures of the variable interest entity in the Chinese mainland and the Chinese mainland subsidiaries that have entered into contractual arrangements with the variable interest entity, including Shanghai IT, comply with all existing laws and regulations of the Chinese mainland; and (ii) the contractual arrangements between the Chinese mainland subsidiaries, including Shanghai IT, the variable interest entity and its respective shareholders governed by laws of the Chinese mainland are valid, binding and enforceable, and will not result in any violation of laws or regulations of the Chinese mainland currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in the Chinese mainland primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and the securities we are registering may significantly decline in value or become worthless, if the determinations, changes, or interpretations result in our inability to conduct business operations of the consolidated variable interest entity. Our holding company in the Cayman Islands, the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a group.

Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in the Chinese mainland; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any other new laws or regulations of the Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entity are found to be in violation of any existing or future laws or regulations of the Chinese mainland, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between certain of our Chinese mainland subsidiaries and the variable interest entity;
●	imposing fines, confiscating the income from the variable interest entity, or imposing other requirements with which we or the variable interest entity may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the variable interest entity and deregistering the equity pledges of the variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or conduct business operations through contractual arrangements with the consolidated variable interest entity; or
●	restricting or prohibiting our use of the proceeds of any of our financing outside of the Chinese mainland to finance our business and operations in the Chinese mainland.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entity in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of laws and regulations of the Chinese mainland. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entity or our right to receive substantially all the economic benefits and residual returns from the variable interest entity and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entity in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Although we believe we, our Chinese mainland subsidiaries and the variable interest entity comply with current laws and regulations of the Chinese mainland, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements in the Chinese mainland, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of laws and regulations of the Chinese mainland. If the PRC government determines that we or the variable interest entity do not comply with applicable law, it could revoke the variable interest entity’s business and operating licenses, require the variable interest entity to discontinue or restrict the variable interest entity’s operations, restrict the variable interest entity’s right to collect revenues, block the variable interest entity’s websites, require the variable interest entity to restructure our operations, impose additional conditions or requirements with which the variable interest entity may not be able to comply, impose restrictions on the variable interest entity’s business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entity that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entity’s business operations or restrict the variable interest entity from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entity’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entity, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of the Chinese mainland, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the variable interest entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws, rules and regulations of the Chinese mainland, and adjust the taxable income of the variable interest entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entity for PRC tax purposes, which could in turn increase its tax liabilities without reducing tax expenses of our Chinese mainland subsidiaries. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in the Chinese mainland, namely, the Sino-Foreign Equity Joint Venture Law, the Sino-Foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or Existing FIE Laws, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in the Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Investment.”

Uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our business operations conducted through contractual arrangements with the consolidated variable interest entity will not be deemed as foreign investment in the future. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2020), or the 2020 Negative List, was jointly issued by the Ministry of Commerce, and the National Development and Reform Commission, on June 23, 2020, which took effect on July 23, 2020, and the Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021), or the 2021 Negative List, was jointly issued by the Ministry of Commerce, and the National Development and Reform Commission, on December 27, 2021, which took effect on January 1, 2022. The 2020 Negative List and the 2021 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2020 Negative List and the 2021 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other laws of the Chinese mainland. Our current business operations in the Chinese mainland falls in the “prohibited” industry for foreign investment. However, even though the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our Chinese mainland subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Laws and regulations of the Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of the Chinese mainland.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under laws of the Chinese mainland. Various regulations of the Chinese mainland currently restrict foreign or foreign-owned entities from holding certain licenses required in the Chinese mainland to provide online game operation services over the internet, including ICP, internet culture operation and internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, the variable interest entity, to hold and maintain the licenses necessary for the operation of our online games in the Chinese mainland.

In July 2006, the Ministry of Industry and Information Technology, or the MIIT, issued a notice entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecommunication Services,” or the MII Notice, which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to foreign investors in any form, or providing resources, sites or facilities to any foreign investors for their illegal operation of a telecommunications business in the Chinese mainland. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under regulations of the Chinese mainland. The local authorities in charge of telecommunications services are required to ensure that existing ICP license holders conduct a self-assessment of their compliance with the MII Notice and submit status reports to the MIIT before November 1, 2006. Since the MII Notice was issued, we have transferred to Shanghai IT all of the domain names used in our daily operations and certain trademarks used in our daily operations, as required under the MII Notice. All necessary transfers have been completed and approvals have been obtained.

In September 2009, the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT (formerly known as the General Administration of Press and Publication, or the GAPP), promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular, which provides that foreign investors shall not control or participate in online game operation businesses in the Chinese mainland indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with, or by providing technical supports to, such online game operation companies in the Chinese mainland, or by inputting the users’ registration, account management or game card consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. Pursuant to the Administrative Measures on Network Publication, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within the Chinese mainland or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is unclear whether the authorities will deem the variable interest entity structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether the GAPPRFT and the MIIT have regulatory authority over the ownership structures of online game companies based in the Chinese mainland and online game operation in the Chinese mainland.

Subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication, the ownership structure and the business operation models of our Chinese mainland subsidiaries and variable interest entity comply with all applicable laws, rules and regulations of the Chinese mainland, and no consent, approval or license is required under any of the existing laws and regulations of the Chinese mainland for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of the Chinese mainland. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

For example, the Ministry of Commerce, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online game operation services falls into the scope subject to the security review, and there is no requirement for foreign investors in those merger and acquisition transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over the variable interest entity prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to the Ministry of Commerce for security review. However, we are advised by our PRC legal counsel that, as there is a lack of clear statutory interpretation on the implementation of these circulars and rules, there is no assurance that the Ministry of Commerce will have the same view as we do when applying these national security review-related circulars and rules.

We have been further advised by our PRC counsel, Grandall Law Firm, that if we, any of our Chinese mainland subsidiaries or variable interest entity are found to be in violation of any existing or future laws or regulations of the Chinese mainland, including the MII Notice, the GAPP Circular and the Administrative Measures on Network Publication, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities, would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements for our operations and operating licenses in the Chinese mainland, which may not be as effective as direct ownership.

Because the PRC government restricts our ownership of ICP, internet culture operation and internet publishing businesses in the Chinese mainland, we primarily depend on Shanghai IT, in which we have no ownership interest, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to conduct business operations through contractual arrangements with Shanghai IT. Such contractual arrangements may not be as effective as direct ownership. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under laws of the Chinese mainland, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

These contractual arrangements are governed by laws of the Chinese mainland and provide for the resolution of disputes through arbitration in the Chinese mainland. The legal environment in the Chinese mainland is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2021, 2022 and 2023, Shanghai IT contributed 0.9%, 0.6% and 0.1%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

We believe that our option to purchase all or part of the equity interests in Shanghai IT, when and to the extent permitted by laws of the Chinese mainland, or request any existing shareholder of Shanghai IT to transfer all or part of the equity interest in Shanghai IT to another person or entity of the Chinese mainland we designate at any time in our discretion, and the rights under the Shareholder Voting Proxy Agreement that the shareholders of Shanghai IT have granted to us, effectively enable us to have the ability to cause the related contractual arrangements to be renewed when needed. However, if we are not able to effectively enforce these agreements or otherwise renew the agreements when they expire, our ability to receive the economic benefits of Shanghai IT may be adversely affected.

Our ability to enforce the Equity Pledge Agreements between us and the shareholders of Shanghai IT may be subject to limitations based on laws and regulations of the Chinese mainland.

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the contractual arrangements. The equity pledges of Shanghai IT under these Equity Pledge Agreements have been registered with the local administration for market regulation pursuant to the PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai IT or its shareholders fail to perform their obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgors to sell the equity interests of Shanghai IT in an auction or private sale and remit the proceeds to our wholly-owned Chinese mainland subsidiaries, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., or Shanghai Hui Ling, our wholly-owned subsidiary in the Chinese mainland and a party to the Call Option Agreement, to replace or designate another person or entity in the Chinese mainland to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) for the pledges over the equity interests under the Equity Pledge Agreements, the amount of registered equity interests in Shanghai IT pledged to us was stated as RMB23.0 million, which represent 100% of the registered capital of Shanghai IT. The Equity Pledge Agreements with the shareholders of Shanghai IT provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements and the scope of pledge shall not be limited by the amount of the registered capital of Shanghai IT. However, it is possible that a court of the Chinese mainland may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured under the Equity Pledge Agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court of the Chinese mainland as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of Shanghai IT for the benefit of us.

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

Due to the population of mobile internet and higher degree of user loyalty to mobile games, easy access to personal computers and mobile devices, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on, or refraining from, other activities, including education and sports. In April 2007, various governmental authorities, including the GAPP, the MIIT, the Ministry of Education, the Ministry of Public Security, and other authorities jointly issued a circular concerning the mandatory implementation of an “anti-fatigue system” in online games, which aims to protect the physical and psychological health of minors. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor or other user may continually spend playing an online game. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. Since March 2011, various governmental authorities, including the MIIT, the Ministry of Education, the Ministry of Public Security, and other authorities have jointly launched the “Online Game Parents Guardianship Project for Minors,” which allows parents to require online game operators to take measures to limit the time spent by the minors playing online games and the minors’ access to their online game accounts. On February 5, 2013, the Ministry of Culture, the MIIT, the GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which further strengthens the administration of internet cafés, reinstates the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and orders the governmental authorities to take all necessary actions in implementing such measures. In August 2021, the GAPPRFT issued the Notice by the National Press and Publication Administration of Further Imposing Strict Administrative Measures to Prevent Minors from Becoming Addicted to Online Games, which imposed an array of restrictive measures to prevent underage users to indulge in online games. For example, all online game enterprises can only provide minors with one hour of online game services between 8 p.m. and 9 p.m. on Friday, weekends and statutory holidays, and are not allowed to provide online game services in any form to minors in any other time. Further strengthening of these systems, or enactment by the PRC government of any additional laws to further tighten its administration over the internet and online games may result in less time spent by customers or fewer customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.

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

Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the Chinese mainland are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

The laws and regulations governing the online game industry in the Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.

The online game industry in the Chinese mainland is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPPRFT, the Ministry of Culture and the Tourism (formerly known as the Ministry of Culture), the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online games industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online games to our customers. For example, an internet content provider must obtain a value-added telecommunications business operating license for ICP, or ICP License, in order to engage in any commercial ICP operations within the Chinese mainland. In addition, an online games operator must also obtain a license from the Ministry of Culture and the Tourism and a license from the GAPPRFT in order to distribute games through the internet. Furthermore, an online game operator is required to obtain approval from the Ministry of Culture and the Tourism in order to distribute virtual currencies for online games such as prepaid value cards, prepaid money or game points. If we fail to obtain or maintain any of the required filings, permits or approvals in the future, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our financial condition and results of operations.

As the online game industry is at an early stage of development in the Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and may address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of the Chinese mainland applicable to the online gaming industry. We cannot assure you that we will be able to timely obtain any new license required in the future, or at all. While we believe that we are in compliance in all material respects with all applicable laws and regulations of the Chinese mainland currently in effect, we cannot assure you that we will not be found in violation of any current or future laws and regulations of the Chinese mainland.

Regulation and censorship of information disseminated over the internet in the Chinese mainland may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.

The PRC government has adopted certain regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates laws and regulations of the Chinese mainland, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

The Ministry of Culture and the Tourism has promulgated laws and regulations that reiterate the government’s policies to prohibit the distribution of games with violence, cruelty or other elements that are believed to have the potential effect of instigating crimes, and to prevent the influx of harmful cultural products from overseas.

The Ministry of Culture and the Tourism has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by the GAPPRFT prior to the commencement of games operations in the Chinese mainland. Failure to obtain or renew approvals or to complete filings for online games, including mobile games, may materially delay or otherwise affect game operator’s plans to launch new games, and the operator may be subject to fines, restriction or suspension of operations of the related games or revocation of licenses in the event that the governmental authority believes that the violation is severe. We obtained the necessary approvals from and completed necessary filings with the Ministry of Culture and the GAPP for operations of our games as applicable. Consistent with the general practice of the mobile and TV game industry in the Chinese mainland, we have not yet completed filings with the Ministry of Culture and the GAPPRFT for our mobile and TV games before we commenced our operations. If any such negative event occurs, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of laws of the Chinese mainland prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website maintained outside of the Chinese mainland at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the regulations relating to the protection of state secrets in the dissemination of online information.

As these regulations are subject to interpretation by the authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issue the audit report included elsewhere in this annual report, as auditor of companies with securities that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. The inability of the PCAOB to conduct inspections of auditors in the Chinese mainland and Hong Kong in the past has made it more difficult to evaluate the effectiveness of these auditors’ audit procedures or quality control procedures as compared to auditors outside of the Chinese mainland and Hong Kong that are subject to the PCAOB inspections. Our independent registered public accounting firm, RBSM LLP, or RBSM, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in the Chinese mainland or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. Our auditor is not headquartered in the Chinese mainland or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty arising from delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

We only have contractual control over our websites. We do not directly own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in the Chinese mainland, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in the Chinese mainland. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Shanghai IT currently owns the domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing laws, regulations and policies in the Chinese mainland and possible new laws, regulations or policies in the Chinese mainland relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in the Chinese mainland, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in the Chinese mainland or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business globally through our subsidiaries in the U.S., Kazakhstan, Hong Kong and Singapore, and we have significantly reduced our business operation through the variable interest entity in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations of the Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among other things, that a prior cybersecurity review is required for listing abroad of data processors which process over one million user’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the thirteen ministries and commissions including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, the State Cryptography Administration issued the Measures for Cybersecurity Review(2021), emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises, or the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i).

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

We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of the Chinese mainland, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. After the middle of 2021, substantially all of our revenue is generated from our subsidiaries outside of the Chinese mainland. However, any limitation on the ability of our Chinese mainland subsidiaries to make payments to us may still have a material adverse effect on our ability to conduct our business. If our Chinese mainland subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our Chinese mainland subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.”

Under laws and regulations of the Chinese mainland, our Chinese mainland subsidiaries, as wholly foreign-owned enterprises in the Chinese mainland, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by foreign exchange policies in the Chinese mainland, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or the Chinese mainland or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Very limited hedging options are available in the Chinese mainland to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of the Chinese mainland that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange in the Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, we no longer derive a significant portion of our revenues from the Chinese mainland and most of our revenues are not denominated in RMB. For the limited portion of revenues that are denominated in RMB, restrictions on currency exchange in the Chinese mainland limit our ability to utilize revenues generated in RMB to fund our business activities outside of the Chinese mainland, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in the Chinese mainland is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside of the Chinese mainland unless the prior approval of the State Administration of Foreign Exchange, or SAFE, or designated banks is obtained. Although the government regulations of the Chinese mainland now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under capital account of our Chinese mainland subsidiaries, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. As a result, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the Chinese mainland or an entity in the Chinese mainland, the funds may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash.

Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the Chinese mainland through our Chinese mainland subsidiaries and the variable interest entity. We may make loans to our Chinese mainland subsidiaries and the variable interest entity subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned Chinese mainland subsidiaries, we may establish new Chinese mainland subsidiaries and make capital contributions to these new Chinese mainland subsidiaries, or we may acquire offshore entities with business operations in the Chinese mainland in an offshore transaction.

Most of the aforementioned ways of making loans or investments in entities in the Chinese mainland are subject to regulations and approvals of the Chinese mainland. For example, any loans to our Chinese mainland subsidiaries and the variable interest entity are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of the Chinese mainland. If we decide to finance our wholly-owned subsidiary in the Chinese mainland by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or the SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to the SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although the SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the Chinese mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the Chinese mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in the SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, the SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of the SAFE Circular 19 and the SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and the SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our Chinese mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the Chinese mainland. On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in the Chinese mainland, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and the SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we conduct business operations through contractual arrangement with the consolidated variable interest entity through contractual arrangements, we are not able to make capital contribution to the variable interest entity and its subsidiaries; however, we may provide financial support to them by loans. Under the laws and regulations of the Chinese mainland, loans to the variable interest entity directly from the Cayman entity shall not exceed 200% of the net assets of the variable interest entity, whereas loans from our Chinese mainland subsidiaries, subject to the laws and regulations of the Chinese mainland concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to the SAFE Circular 19 and the SAFE Circular 16, it is still not clear whether our Chinese mainland subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the variable interest entity. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

In light of the various requirements imposed by regulations of the Chinese mainland on loans to and direct investment in entities in the Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to our future loans to our Chinese mainland subsidiaries or the variable interest entity or its subsidiaries or with respect to our future capital contributions to our Chinese mainland subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our operations in the Chinese mainland may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Regulations of the Chinese mainland relating to the establishment of offshore special purpose companies by residents of the Chinese mainland may subject our resident shareholders in the Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 and its detailed guidelines require residents of the Chinese mainland to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing. The SAFE Circular 37 further requires that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of the Chinese mainland, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of the Chinese mainland, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of the Chinese mainland must register such changes with the local branch of SAFE on a timely basis.

We have requested all of our shareholders who, based on our knowledge, are residents of the Chinese mainland or whose ultimate beneficial owners are residents of the Chinese mainland to comply with all applicable SAFE registration requirements. However, we have no control over our shareholders. We cannot assure you that the beneficial owners in the Chinese mainland of our company and our subsidiaries have completed the required SAFE registrations or complied with other related requirements. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in the Chinese mainland of our company and our subsidiaries may subject us or such resident shareholders of the Chinese mainland to fines and other penalties. It may also limit our ability to contribute additional capital to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulation in the Chinese mainland of direct investment and loans by offshore holding companies to entities in the Chinese mainland may delay or limit us from using offshore assets, including the proceeds of our initial public offering and other offering, to make additional capital contributions or loans to our subsidiary in the Chinese mainland.

We are an offshore holding company conducting our operations in the Chinese mainland through our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries. We may make loans to our subsidiary in the Chinese mainland, the variable interest entity and its subsidiaries, subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiary in the Chinese mainland.

Any loans to our Chinese mainland subsidiaries, which are treated as foreign-invested enterprises under laws of the Chinese mainland, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) direct or indirect payment beyond the business scope of the enterprises or the payment prohibited by the laws and regulations; (ii) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).In light of the various requirements imposed by regulations of the Chinese mainland on loans to and direct investment in entities in the Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiary in the Chinese mainland may be negatively affected, which could adversely affect the liquidity of our subsidiary in the Chinese mainland and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Failure to comply with regulations of the Chinese mainland regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in the Chinese mainland or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, residents of the Chinese mainland who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of the Chinese mainland must retain a qualified agent in the Chinese mainland, which could be a subsidiary in the Chinese mainland of such overseas publicly listed company or another qualified institution selected by such subsidiary in the Chinese mainland, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the agent in the Chinese mainland is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the agent in the Chinese mainland or the overseas entrusted institution or other material changes. We and our employees in the Chinese mainland who have been granted stock incentive awards are be subject to these regulations. However, neither our plan participants in the Chinese mainland nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our plan participants in the Chinese mainland to complete their SAFE registrations may subject these residents in the Chinese mainland or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in the Chinese mainland, limit the ability of our subsidiary in the Chinese mainland to distribute dividends to us, or otherwise materially and adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under laws of the Chinese mainland.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries, and we have gradually and significantly reduced our business operation through the variable interest entity in the Chinese mainland. Our Chinese mainland subsidiaries are generally subject to laws and regulations applicable to foreign investment in the Chinese mainland and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in the Chinese mainland to conduct business operations. Almost all of the agreements under those contractual arrangements are governed by laws of the Chinese mainland and disputes arising out of these agreements are expected to be decided by arbitration in the Chinese mainland. The legal system of the Chinese mainland is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Legislation and regulations of the Chinese mainland have significantly enhanced the protections afforded to various forms of foreign investments in the Chinese mainland for the past decades. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

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

PRC government has significant oversight over the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may not be able to pursue growth through strategic acquisitions in the Chinese mainland due to complicated procedures under PRC laws and regulations for foreign investors to acquire companies in the Chinese mainland.

In recent years, certain laws and regulations of the Chinese mainland have established procedures and requirements that are expected to make merger and acquisition activities in the Chinese mainland by foreign investors more time-consuming and complex. These laws and regulations include, without limitation, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Anti-Monopoly Law and the MOFCOM Security Review Rules. In some instances, the Ministry of Commerce needs to be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in the Chinese mainland. The approval by the Ministry of Commerce may also need to be obtained in circumstances where overseas companies established or controlled by enterprises or residents in the Chinese mainland acquire affiliated domestic companies. Laws and regulations of the Chinese mainland also require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules, effective from September 1, 2011, provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors shall be subject to the security review by the Ministry of Commerce, the principle of substance over form shall be applied. In particular, foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

If the business of any target company that we expect to acquire becomes subject to the security review, we may not be able to successfully complete the acquisition of such company, either by equity or asset acquisition, capital contribution or through any contractual arrangement. Complying with the requirements of the laws and regulations of the Chinese mainland to complete acquisition transactions could become more time-consuming and complex. Any required approval, such as approval by the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to grow our business or increase our market share. Furthermore, it is uncertain whether the M&A Rules, security review rules or the other regulations of the Chinese mainland regarding the acquisitions of companies in the Chinese mainland by foreign investors will be amended when the Foreign Investment Law becomes effective in the future.

The continued growth of the Chinese mainland’s internet market depends on the establishment of adequate telecommunications infrastructure.

Although private sector internet service providers currently exist in the Chinese mainland, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Chinese mainland’s MIIT. In addition, the national networks in the Chinese mainland connect to the internet through government-controlled international gateways. These government-controlled international gateways are the only channel through which a domestic user in the Chinese mainland can connect to the international internet network. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in the Chinese mainland may not support the demands necessary for the continued growth in internet usage.

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

According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the Chinese mainland. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—General Risks Related to Our Shares, ADSs and Warrants—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks arising from investing in us as a Cayman Islands company.

Our Chinese mainland subsidiaries are subject to restrictions on paying dividends or making other payments.

We may rely on dividends paid by our Chinese mainland subsidiaries to fund our operations, such as paying dividends to our shareholders or meeting obligations under any indebtedness we or our overseas subsidiaries incurred. Current regulations of the Chinese mainland restrict our Chinese mainland subsidiaries from paying dividends in the following two principal aspects: (i) our Chinese mainland subsidiaries are only permitted to pay dividends out of their respective after-tax profits, if any, determined in accordance with PRC accounting standards and regulations, and (ii) these entities are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund statutory reserve funds until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors or shareholders. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” Further, if these entities incur debt on their behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments. Our inability to receive dividends or other payments from our Chinese mainland subsidiaries may adversely affect our ability to continue to grow our business and make cash or other distributions to the holders of our ordinary shares and ADSs. In addition, failure to comply with SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “—Risks Related to Doing Business in China—Regulations of the Chinese mainland relating to the establishment of offshore special purpose companies by residents of the Chinese mainland may subject our resident shareholders of the Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

The income tax laws of the Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.

Our subsidiaries and the variable interest entity in the Chinese mainland are subject to enterprise income tax, on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law, which was approved by the National People’s Congress on March 16, 2007. The PRC Enterprise Income Tax Law went into effect as of January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, which unified the tax rate generally applicable to both domestic and foreign-invested enterprises in the Chinese mainland. Our subsidiaries and the variable interest entity in the Chinese mainland are generally subject to enterprise income tax at a statutory rate of 25%. Shanghai IT, the variable interest entity which holds a High and New Technology Enterprise, or HNTE, qualification is entitled to enjoy a 15% preferential enterprise income tax rate till November 23, 2020. As the HNTE qualification has expired in 2020, Shanghai IT was no longer entitled to enjoy a preferential enterprise income tax rate.

Moreover, unlike the tax regulations effective before 2008, which specifically exempted withholding taxes on dividends payable to non-Chinese mainland investors from foreign-invested enterprises in the Chinese mainland, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding income tax rate of 10% will be applicable to dividends payable by Chinese companies to non-Chinese mainland-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. While the Tax Agreement between the Chinese mainland and Hong Kong provides dividends paid by a foreign-invested enterprise in the Chinese mainland to its corporate shareholder, which is considered a Hong Kong tax resident, will be subject to withholding tax at the rate of 5% of total dividends, this is limited to instances where the corporate shareholder directly holds at least 25% of our shares that is to pay dividends for at least twelve consecutive months immediately prior to receiving the dividends and meets certain other criteria prescribed by the regulations. Under the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in January 2020, non-resident taxpayers shall determine whether they are eligible for treaty benefits and file a report and materials with the tax authorities. Meanwhile, the reduced withholding tax rate also applies if the conditions stipulated by other tax rules and regulations are met.

In February 2018, the State Administration of Taxation, or SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides detailed guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner”. When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of the Chinese mainland. We cannot assure you that any dividends to be distributed from our subsidiaries to us or from us to our non-Chinese mainland shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with the Chinese mainland providing a different withholding arrangement, will be entitled to the benefits under the withholding arrangement.

In addition, the PRC Enterprise Income Tax Law deems an enterprise established offshore but having its management organ in the Chinese mainland as a “resident enterprise” that will be subject to the Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued a notice regarding recognizing an offshore-established enterprise controlled by shareholders in the Chinese mainland as a resident enterprise according to its management organ, or Circular 82. According to Circular 82, a foreign enterprise controlled by a Chinese mainland company or a Chinese mainland company group shall be deemed a resident enterprise of the Chinese mainland, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the Chinese mainland; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the Chinese mainland; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the Chinese mainland; and (iv) more than half of the directors or senior management with voting rights reside in the Chinese mainland. On July 27, 2011, SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which was amended in April 2015, June 2016 and June 2018. SAT Bulletin 45 further clarified the detailed procedures for determining resident status under Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any Chinese mainland company or Chinese mainland company group, we cannot assure you that we will not be deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and thus be subject to PRC enterprise income tax on our global income.

According to the PRC Enterprise Income Tax Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise on equity interests it directly owns in another resident enterprise. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income from “sources within the Chinese mainland.” The PRC Enterprise Income Tax Law empowers the PRC State Council to enact appropriate implementing rules and measures and there is no guarantee that we or our subsidiaries will be entitled to any of the preferential tax treatments. Nor can we assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. Any significant increase in the enterprise income tax rate under the PRC Enterprise Income Tax Law applicable to our Chinese mainland subsidiaries and the variable interest entity, or the imposition of withholding taxes on dividends payable by our subsidiaries to us, or an enterprise income tax levy on us or any of our subsidiaries or variable interest entity registered outside of the Chinese mainland, or dividends or capital gains received by our shareholders due to shares or ADSs held in us will have a material adverse impact on our results of operations and financial conditions and the value of investments in us.

We are required to pay value added tax as a result of tax reforms in various regions in the Chinese mainland and we may be subject to similar tax treatments elsewhere in the Chinese mainland.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay value added tax, or VAT, in lieu of business tax. As a result of Circular 36, the services provided by general VAT payers will be subject to VAT at the rate of 6%, and the services provided by small-scale VAT payers will be subject to VAT at the rate of 3%. While as general VAT payers may reduce their VAT payable amount by the VAT which they paid in connection with their purchasing activities, or the Input VAT, those companies as small-scale VAT payers may not reduce their VAT payable amount by their Input VAT. As a result, some of our subsidiaries and the variable interest entity may be subject to more unfavorable tax treatment as a result of the tax reform, and our business, financial condition and results of operations could be materially and adversely affected.

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the PRC Enterprise Income Tax Law, the SAT issued, on February 3, 2015, the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the laws of the Chinese mainland: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the taxable properties in the Chinese mainland; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the Chinese mainland, or 90% or more of its income is derived directly or indirectly from the Chinese mainland; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the taxable properties in the Chinese mainland are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the taxable properties in the Chinese mainland is lower than the potential Chinese mainland tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to the Chinese mainland tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. According to SAT Circular 7, where the payer fails to withhold tax in a sufficient amount, the transferor can declare and pay such tax to the tax authority by itself within the statutory time period. Late payment of applicable tax will subject the transferor to default interest.

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, which further elaborates the implementation rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the Chinese mainland tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the Chinese mainland tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in the Chinese mainland and controlled by persons or entities in the Chinese mainland to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of the Chinese mainland or the main place of business is in the Chinese mainland, and the senior management personnel responsible for business operations and management are mostly citizens of the Chinese mainland or are ordinarily resident in the Chinese mainland.

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

Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the domestic companies or a fine of RMB1 million to RMB10 million on them. The controlling shareholder or actual controller of the domestic enterprise organizes or instructs the illegal acts, then a fine between RMB1 million to RMB10 million shall be imposed on them, and for other directly responsible personnel in charge shall be punished by a fine of RMB500,000 to RMB5,000,000. Furthermore, If the circumstances are serious, the CSRC may impose a securities market ban on the responsible personnel from entering the securities market, and if they constitute a crime, criminal liability shall be investigated in accordance with the law.

According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (v) if, the domestic enterprises are currently under investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations of laws and regulations, although no clear conclusions have been reached; (vi) if there are material ownership disputes over the equities held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the de facto controller.

Relatedly, on December 27, 2021, the National Development and Reform Commission and the Ministry of Finance, jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, our foreign investors shall not be involved in our operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if we obtain, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in the Chinese mainland, limit our ability to pay dividends outside of the Chinese mainland, limit our operating privileges in the Chinese mainland, delay or restrict the repatriation of the proceeds from our offshore offerings into the Chinese mainland or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On January 11, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer complied with Rule 5550(b)(1) of the Nasdaq Listing Rules due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. The Nasdaq notification letter also noted that we did not meet the alternatives of market value of listed securities or net income from continuing operations. Pursuant to Rule 5810(c)(2) of the Nasdaq Listing Rules, we had 45 calendar days (no later than February 26, 2024) to submit a plan to regain compliance with the foregoing listing requirement. To the extent our compliance plan is accepted, we may be granted an extension of up to 180 calendar days from the date of the Nasdaq notification letter to evidence compliance. In the event our compliance plan is not accepted, our securities may be subject to delisting and we may have the opportunity to appeal the staff’s delisting determination to a hearings panel. We submitted a plan to regain compliance on February 26, 2024.

There can be no assurance that our ADSs would be eligible for trading on any other exchanges or markets in the United States. If Nasdaq determines to delist our ordinary shares, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected.

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

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance listing standards applicable to U.S. listed companies. We are entitled to rely on a provision in the Nasdaq corporate governance listing standards that allows us to elect to follow Cayman Islands “home county” corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, in each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our then effective stock option plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(c). In June 2020, we also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, our issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non - U.S. corporation will be a "passive foreign investment company," or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income, or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Based on the market price of our ADSs and the nature and composition of our assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Further, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years, including our taxable year ended December 31, 2021. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes.

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

We have been experiencing extreme price volatility. During the year 2023, the closing trade price of our ADSs ranged from US$3.55 to US$16.1 per ADS. Such extreme price volatility was probably attributable to our cryptocurrency mining business and the macro environment for the overall cryptocurrency industry. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our operating results;
●	the market price of cryptocurrency;
●	the development of our cryptocurrency mining business;
●	changes in financial estimates by securities analysts;
●	price fluctuations of publicly traded securities of other PRC-based companies engaging in internet-related services or other similar businesses;
●	changes in the economic performance or market valuations of other internet companies;
●	announcements from us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	fluctuations in the exchange rates between the U.S. dollar and the RMB;
●	addition or departure of key personnel; and
●	pending and potential litigation.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The warrants are speculative in nature.

The Warrants we offered do not confer any rights of ordinary share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire our Class A ordinary shares at a fixed price.

In October 2020, we completed an offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares then and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 warrants to purchase an additional 352,500 ADSs, each ADS representing thirty Class A ordinary shares then, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments. In connection with this offering, we issued representative warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering. We received net proceeds of US$8.1 million from this offering. Most of the warrants and representative warrants were exercised by cash and other means in 2021. In 2021, we received an additional amount of US$9.98 million. The approximate total amount of proceeds from the offering is US$18.6 million. As of the date of this annual report, the remaining warrants had expired.

On January 25, 2021, we entered into a purchase agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li. Pursuant to the purchase agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the investors in February 2021. The warrants were divided into four equal tranches. The exercise price of each of the warrants in the first three tranches was US$0.1233 per Class A ordinary share while the exercise price of each of the warrants in the fourth tranche was US$0.2667 per Class A ordinary share. The warrants were only exercisable upon the satisfaction of certain conditions in connection with our market capitalization. In addition, the third tranche would be automatically forfeited with nil consideration if the second tranche fails to become exercisable within certain specified timeframe and the fourth tranche would be automatically forfeited with nil consideration if the second and third tranches fail to become exercisable within certain specified timeframe. We had the option to request the investors to make payment of the purchase price and the exercise price for the warrants in cash, cryptocurrencies or a combination of both. The investors were entitled to collectively appoint one director to our board of directors. The appointment right would automatically terminate on the later of (i) the third anniversary of the closing date, i.e., January 25, 2024, and (ii) the date on which the investors collectively hold less than 5% of our total number of ordinary shares on a fully diluted basis. The transaction was closed in February 2021 and we issued 8,108,100 Class A ordinary shares for total purchase price of US$1.0 million fully in cash. As of the date of this annual report, none of the warrants was exercised. On July 15, 2022, we entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the fourth tranche, which represented warrants issued to JPKONG LTD. to purchase 23,099,093 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share and warrants issued to Qifeng Sun Ltd. to purchase 11,549,547 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share. The cancellation would not affect the terms or conditions of the other three tranches. As of the date of this annual report, the remaining warrants had expired.

On March 31, 2021, we entered into an underwriting agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. As of the date of this annual report, the remaining warrants had expired.

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire two years from the date of issuance. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

There is no public market for the warrants we offered and we do not expect one to develop.

There is presently no established public trading market for the warrants we offered and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants or on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of the warrants will be limited.

Purchasers of our warrants will not have any rights of common shareholders until such warrants are exercised.

The warrants we offered do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price.

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

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of March 31, 2024, Mr. Jun Zhu beneficially owned approximately 53.3% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

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

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Cayman Islands law, including the provisions of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and by our Third Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association and by the Companies Act and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of our ADSs to vote the underlying Class A ordinary shares represented by your ADSs. Otherwise, you will not be able to exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our Third Amended and Restated Memorandum and Articles of Association, we may convene a shareholders’ meeting on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

No provision of the deposit agreement or ADSs serves as a waiver of any ADS holder or us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly-owned subsidiary. We now conduct our operations through NBTC Limited, a wholly-owned subsidiary in Hong Kong, and Shanghai Hui Ling, a wholly-owned subsidiary of GameNow in China. Due to the current restrictions on foreign ownership of ICP and internet culture operation in China, currently, we rely on Shanghai IT, the variable interest entity, in holding certain licenses and approvals necessary for our business online game operations through a series of contractual arrangements with Shanghai IT and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity” for details of the contractual arrangements with Shanghai IT and its shareholders. We do not hold any equity interest in Shanghai IT. We used to conduct our NFT business through NFTSTAR, a wholly-owned subsidiary in Hong Kong. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. We no longer operate NFT business.

Our ADSs, each currently representing 300 Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.”

Our principal executive office is located at 17 Floor, No. 130 Wu Song Road, Shanghai 200080, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of CARD Corporate Services Ltd, c/o Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107 Cayman Islands. Our website is https://www.the9.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Below please find our key business developments and important events, especially those happened in the last three financial years.

Development of Businesses and Strategic Alliances

We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly-owned subsidiary of GameNow in China. In September 2019, we sold 100% equity interest in several then subsidiaries of our company in China, namely China The9 Interactive (Shanghai) Ltd., The9 Computer and Shanghai Kaie Information Technology Co., Ltd. to Kapler Pte. Ltd., an indirect subsidiary of Keppel Corporation Limited, in exchange for consideration of RMB493.0 million. Other assets and liabilities previously held by the subsidiaries sold were transferred to Shanghai Hui Ling. We terminated the contractual arrangements between The9 Computer and Shanghai IT, and Shanghai Hui Ling entered into new contractual arrangements with Shanghai IT, replacing The9 Computer. This transaction was completed in February 2020.

Since February 2021, we started our cryptocurrency mining business in China. From time to time, we have selectively invested in cryptocurrency mining businesses, and will continue to do so in the future to expand and develop our business. See “Item 4. Information on the Company—B. Business Overview—Cryptocurrency Mining” for material strategic investments in cryptocurrency mining businesses over the past years.

In August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our former Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR. NFTSTAR was a NFT community platform that provides users with interactive activities. NFTSTAR created NFT collections featuring global stars licensed IPs. Users can purchase and own stars’ limited NFT collections through third-party NFT sales platforms, such as OpenSea. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on designated third-party marketplaces, such as OpenSea. In 2023, we sold NFTSTAR Singapore Pte.Ltd. and its subsidiaries to an unrelated third party. We no longer operate NFT business.

In July 2022, we made a US$3 million strategic investment in the initial public offering of Nano Labs Ltd (NASDAQ: NA), a company controlled by Mr. Jianping Kong and Mr. Qifeng Sun. We subscribed for, and has been allocated an aggregate of 260,642 ADSs of Nano Labs Ltd.

We made a few attempts and proposed to expand our strategic alliances. In 2019, we stepped into a strategic alliance with F&F to manufacture, market, distribute, and sell electric vehicles in China. In November 2020, we converted our initial deposit of US$5.0 million into class B ordinary shares of FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Limited), the holding company of F&F that operates its electric vehicles business. As a result of the conversion, our capital commitment was deemed to be released. In July 2021, F&F Intelligent Mobility Global Holdings Ltd. completed a merger with a SPAC company and became a public company F&F Intelligent Electric Inc. (Nasdaq: FFIE). As of the date of this annual report, we owned 5,289 shares of F&F Intelligent Electric Inc. Other attempts include signing a joint venture agreement with EN+ to expand electric vehicle business, a license agreement with Smilegate and other parties to operate CrossFire New Mobile Game, and a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. These attempts did not proceed as anticipated as we have transitioned our business focus.

We made a few strategic alliances with multiple business partners. See “Item 4. Information on the Company—B. Business Overview—Strategic Alliances” for detailed information.

Dual Class Structure

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

Grant of Share Incentive Awards

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

In September 2023, pursuant to the Tenth Amended and Restated 2004 Stock Option Plan, we granted and issued an aggregate number of 214,650,000 Class A ordinary shares pursuant to the restricted shares and restricted share units granted to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to our independent directors as part of their compensation for their services as our independent directors for the next three years.

Additional Financing

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire two years from the date of issuance. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

Nasdaq Notification

On January 11, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer complied with Rule 5550(b)(1) of the Nasdaq Listing Rules due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. The Nasdaq notification letter also noted that we did not meet the alternatives of market value of listed securities or net income from continuing operations. Pursuant to Rule 5810(c)(2) of the Nasdaq Listing Rules, we had 45 calendar days (no later than February 26, 2024) to submit a plan to regain compliance with the foregoing listing requirement. To the extent our compliance plan is accepted, we may be granted an extension of up to 180 calendar days from the date of the Nasdaq notification letter to evidence compliance. In the event our compliance plan is not accepted, our securities may be subject to delisting and we may have the opportunity to appeal the staff’s delisting determination to a hearings panel. We submitted a plan to regain compliance on February 26, 2024.

B.Business Overview

We operate a cryptocurrency mining business. We provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. For most of our history, we had operated and developed proprietary or licensed online games, and we also operated an NFT business between 2021 and the beginning of 2023.

In light of our evolving business lines, we continue to evaluate what compliance policies, procedures and controls may be appropriate based on our current business model.

Cryptocurrency Mining

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of the date of this annual report, we had mined a total of 1,958 Bitcoins. After partial sale, we held 231 Bitcoins as of the same date. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities.

Our Bitcoin received from the Bitcoin mining pool are stored in our Bitcoin electronic wallet. The wallet is designated to have a dedicated multi-signature system. It takes approval from a majority of signatories to transfer Bitcoin out from our wallet. Six of our management level employees were assigned as the signatories of such electronic wallet. Each signatory holds an electronic private key password. In order to ensure the password will not be forgotten or lost by the signatory, each password is kept in a safe box at a bank. The safe boxes are registered under the accounts of two of our wholly-owned subsidiaries. We will continue to refine and optimize our holding, storage and custodial practices.

We currently own the following models of mining machines:

●	Antminer S19 series with the average hash rate of 90 TH, average age of two years and average energy efficiency of 3,200W.
●	WhatsMiner M21 and 31 series with the average hash rate of 60 TH, average age of three and a half years and average energy efficiency of 3,300W.
●	Avalon 1246 series with the average hash rate of 85 TH, average age of three years and average energy efficiency of 3,400W.
●	Avalon A10 series with the average hash rate of 32 TH, average age of four years and average energy efficiency of 2,300W.
●	Avalon A8 series with the average hash rate of 13TH, average age of five years and average energy efficiency of 1,200W.

As of the date of this annual report, we have deployed around 13,018 mining machines in total. We do not use our mining machines as collateral for any loan or other similar activities.

Since the inception of our cryptocurrency mining business, we have been making attempts to acquire mining machines. We had in the past issued our Class A ordinary shares to finance our purchase of mining machines.

●	On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally-binding term sheet.
●	In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines were initially deployed in Xinjiang, Sichuan and Gansu in China.
●	In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines were initially deployed in Qinghai, Xinjiang and Inner Mongolia in China.
●	In March 2021, we signed three legally-binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. We designated an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value. We entered into definitive agreement for the total of 5,246 units.
●	In March 2021, our wholly-owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid.
●	In April 2021, we entered into share purchase agreements with three sellers of Bitcoin mining equipment separately. In June 2021, we entered into an amendment with one of the seller as certain 5,000 units of the Bitcoin mining equipment have defects and are not suitable for the intended use.
●	In June 2021, we acquired Montcrypto Ltd., a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto Ltd. provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of us. Montcrypto Ltd. had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. We invested a total of 7.6 million Canadian dollars in two phases to obtain the controlling stake in Montcrypto Ltd. Upon the completion of the construction, the power capacity of the mining facilities is expected to reach 20MW, which can supply electricity to operate more than 6,000 S19j Antminers. However, as of date of this annual report, the construction has not been fully completed and mining facilities have not been delivered to us for full deployment of our mining machines on the agreed date. We deployed small portion of 2.5 MW only. We may not be able to deploy all of our mining machines in these mining facilities if Montcrypto Ltd. will not be able to complete the construction due to the local regulatory and permitting issues as well as significant construction delays.
●	In July 2021, we signed a cryptocurrency mining hosting agreement with Russian company BitRiver through our wholly-owned subsidiary NBTC Limited. BitRiver, headquartered in Moscow, was established in 2017 to provide global hosting services and one-stop, turnkey solutions for large-scale cryptocurrency mining operations. BitRiver currently utilizes surplus hydroelectric power to operate data centers through low cost and sustainable renewable energy that offers hosting services for cryptocurrency mining in Russia and the CIS region. The initial term of the agreement is 2 years. All of our Russia-related operations have been wound up, following the OFAC restriction.

●	In August 2021, our wholly-owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, we have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR Ltd. and its affiliates for deployment of miners in the data-center located in Aktau region, Kazakhstan. Hosting agreements are in substantially similar forms with the term of one year, which could be automatically extended for another one-year period, unless terminated by the parties under the conditions therein. Pursuant to the hosting agreements, NBTC has a right to suspend operations or terminate the agreements in case the price of Bitcoin will be below NBTC’s operational costs. As of December 31, 2023, NBTC Limited’s total of 902 mining machines with a total hash rate of 77,256 TH have been deployed. Further expansion of the capacity is subject to the local regulatory and permitting issues as well as significant construction delays.
●	In February 2022, our subsidiary, NBTC Limited and Exponential Digital, Inc., entered into series of hosting agreements pursuant to which Exponential Digital, Inc. will provide total hosting capacity for 6,000 Bitmain S19j miners which NBTC will deploy in the United States, beginning of 2022. By December 31, 2023, cooperation with Exponential Digital, Inc. had been terminated and we have no miners operating in their data centers.
●	In May 2022, our wholly-owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC signed a five-year rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which we would obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. In March 2023, the parties amended the agreement to prolong the contract term for one year. As of the date of this annual report, 9,007 machines had been deployed. NBTC Limited has a unilateral right to terminate the rental agreement at its sole discretion by sending a prior written notice to SolarCoin LLC 30 days in advance. SolarCoin LLC has no right to terminate the rental agreement if there is no default of NBTC Limited. The rental includes a fixed rental fee of US$100 per month and a non-fixed fee, which should be calculated according to the actual consumption of the electricity.
●	In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC entered into a hosting agreement pursuant to which Crypto Mine Group LLC agreed to host our mining machines in its data center located at Pecos County, Texas, United States. As of December 31, 2023, we have deployed 6,142 Antminer S19 miners in this data center. The total hash rate of the miners is 552,780 TH. The term of the hosting agreement is 12 months, and Crypto Mine Group LLC will provide electricity, hosting service, and other related services to the miners. With respect to service level target, unscheduled downtown time should be no more than five percent of total hours in such month. According to the hosting agreement, NBTC US Ltd has a unilateral right to terminate the hosting agreement at any time without defaults if it decides the services will no longer benefit its business or the Bitcoin market price has fallen below its costs to generate Bitcoin. Furthermore, if NBTC US Ltd elects to suspend the operation of the miners up to 15 consecutive days, the hosting agreement will be automatically terminated without prior notice.

Certain of our attempts to acquire mining machines, such as WhatsMinder M32 machines and Filecoin mining machines, were terminated for business considerations.

Mining pool operators

In July 2021, NBTC Limited, our wholly-owned subsidiary, signed a memorandum of understanding with Binance Capital Management Co., Ltd., an operator of Binance mining pool, or Binance, to procure long-term cooperation of more than three years with Binance by connecting 50% of NBTC Limited’s miners hash rate to Binance’s Bitcoin mining pool. Pursuant to the local laws and policies in Kazakhstan, we must arrange our Bitcoin miners to participate in Kazakhstan’s local mining pools. As of the date of this annual report, 16% of our Bitcoin miners are participated in Kazakhstan’s local mining pools. The service fee for Kazakhstan’s local mining pools is 2.75% of the total proceeds from the mining pools per month. The remaining 84% of our Bitcoin miners are arranged to participate in Binance’s Bitcoin mining pools.

The adopted mode of proceeds distribution is FPPS, and the formula is: per tera-hash theoretical proceeds * hash rate * (1 + blockchain commission) * (1 - platform commission). The proceeds should be distributed to the owner of miners daily only in the form of Bitcoin. In case of any losses arising from Binance’s default, Binance should compensate NBTC Limited. The service fee is 3% of the total proceeds from the mining pool per month, and we have guaranteed in the memorandum of understanding that during the term of the memorandum of understanding, the aggregated service fees we pay should be no less than 1000Ph/s * 3% * 10 months. As of December 31, 2023, the total fees under the memorandum of understanding have reached the guaranteed aggregated service fees.

With respect to Filecoin mining, we rely on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We do not have control over the Filecoin mining operations.

With respect to crypto assets held by mining pools, our mined Bitcoin awards are transferred daily from the mining pool to our designated cold wallet. We have access to our account information on the website of the mining pool, which includes historical and current hash rates of miners, historical rewards and pay out dates. Only our designated personnel can assess these data by logging in using password. We can assess these data for the past one year. We do not have inspection rights of any mining pool operator’s internal data. To our best knowledge, pool operators do not have insurance to cover customers’ assets.

Custody procedures

In June 2021, we announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN), as the custodian for our digital assets, including Bitcoin. Since July 2022, we changed to self-custody.

All our Bitcoin are kept in our cold wallet located in China. The Bitcoin wallet adopts a 6/4 multi-signature mechanism, meaning out of the six people holding the passwords, any four people providing passwords together can execute transfer to Bitcoin. Six management level employees are assigned to be the password holders. Passwords are also stored in two bank safe deposit boxes, with each safe deposit box storing three passwords. The two safe deposit boxes were opened under the names of our two wholly-owned subsidiaries. To open any safe deposit box, the authorized representative of that subsidiary needs to go to the bank in person together with the official seal of that subsidiary. The official seals of the two subsidiaries are physically stored in the safe boxes of the two subsidiaries. We have an internal approval procedure for the authorized representatives to take out the official seals.

The values of Filecoin and other crypto assets are smaller. We keep them in our hot wallets opened in crypto exchanges like Binance. Binance uses a 3/2 multi-signature mechanism, meaning out of the three people holding the passwords, any two people together providing passwords can execute transfer to Filecoin. Other than passwords, Binance also requires the transferors to provide email and cell phone SMS confirmations.

Breakeven analysis for our Bitcoin mining operations

We cooperate with different Bitcoin mining sites located in Kazakhstan, Kyrgyzstan, the U.S., Canada, among other locations. The hosting fee charged by mining sites is the single major cost we use to perform breakeven analysis to determine at what Bitcoin market price we should shut down our Bitcoin mining machines because the other related costs like machine costs or depreciation, shipment costs are all sunk cost. Based on the computing power of different types of Bitcoin mining machines, we can estimate the Bitcoin reward we will receive by a specific Bitcoin mining machine using the latest public Bitcoin reward information. Based on the hosting fee applicable to that specific Bitcoin mining machine, we can then calculate the breakeven Bitcoin price. If Bitcoin market price falls below the breakeven price, we will instruct the mining sites to shut down our Bitcoin mining machines.

With respect to Filecoin mining, we rely on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We do not have control over the Filecoin mining operations.

Potential risks in relation to crypto assets market and our business partners

We may be required to pay advanced cash deposits to our partners who operate data centers before we deploy our machines. These deposits may not be recovered or may be otherwise be lost or misappropriated due to the bankruptcy of our partner entities. For example, Compute North filed for bankruptcy in September 2022 and the liquidation committee was formed to distribute the assets to its creditors. Due to the bankruptcy of Compute North, the deposit we paid to them amounted to approximately US$1.3 million and has not been returned to us and is subject to Compute North’s liquidation process.

In addition, we use Binance mining pool. In case if any regulatory actions would be imposed on Binance, we may be adversely affected. However, since our mined Bitcoin rewards are transferred to our cold storage daily, in the adverse event concerning Binance, our Bitcoin loss would be limited to daily mining reward amount and pledged Bitcoin amount, in case pledged Bitcoin have not been released by the date of any adverse event.

Historical NFT Business

In August 2021, we formally launched an NFT business. In January 2023, we ceased operations of the NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. As of the date of termination of these operations, the NFT business and MetaGoal had generated less than $100,000 of revenue in 2023. In light of this development, these operations are no longer material and will not be relevant to our company’s financial results going forward. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party and we no longer operate an NFT business.

Historically, NFTSTAR Singapore Pte. Ltd., our former Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR. Historically, we sold three NFT collections. All of them featured soccer celebrities with whom we entered into licensing agreements. We sold 200 NFT products of Luís Figo, a Portuguese soccer player, which is also the amount outstanding in the secondary market. We sold 5,630 NFT products of Son Heungmin, a South Korean soccer player, and re-purchased 966 of those. Therefore the amount outstanding in the secondary market is 4,664. We sold 1,498 NFT products of Neymar, a Brazilian soccer player, which is also the amount outstanding in the secondary market.

Historically, as marketing promotion, our customers were able to use their purchased NFTs to earn in-game currency (originally called Starcoin and afterwards Mcoin as we wanted to separate Metagoal from NFTSTAR) and player cards of MetaGoal. Customers were able to use such rewards in the game play of MetaGoal. However, when the customers purchased our NFTs, we were not obligated to provide such MetaGoal game service to the customers. At this time, the NFTSTAR terms and conditions on the NFTSTAR website did not mention MetaGoal. We did not have any obligations to the holders of our NFT products. After our customers purchased our NFT products, they owned the NFTs and the transactions were completed.

Historically, we accepted Ethereum as payments for our NFT products. We determined the value of Ethereum on the date of the NFT sale, which was also the date when we received the Ethereum. We recorded revenue using the fair value of Ethereum on that date based on the quote of a reputable crypto exchange. We did not have a standard policy to monetize the Ethereum we earned from the sale of our NFT products. Between 2021 and the beginning of 2023, we earned 755 Ethereum from the sale of our NFT products and recognized US$1.7 million revenue. We only sold our Ethereum once in July 2023, when we sold 330 Ethereum and monetized approximately US$0.6 million.

Since January 2023, we no longer mint or offer NFTs, or provide any services related to previously minted NFTs. NFTs that we previously issued are only available on third-party trading sites that we do not operate or control. We may receive royalties from secondary sales of previously-issued NFTs and the amount is expected to be minimal. These secondary sales royalties only amounted to RMB26 thousand (US$3.7 thousand) in 2023.

We did not operate a platform on which users could directly purchase and sell NFTs. Wallets were not operated by, maintained by, or affiliated with NFTSTAR, and NFTSTAR did not have custody or control over the contents of users’ wallets and had no ability to retrieve or transfer its contents. Users could not purchase NFTs directly from the NFSTAR-owned website because we removed trading function from the website in May 2022. We did not execute or effectuate purchases, transfers, or sales of NFTs. We did not provide any other NFT services to our customers.

NFTs which were purchased in the past and transferred to the users’ personal wallet addresses should be available to them because NFTs were minted on public blockchains. So long as the underlying blockchain exists, holders of the NFTs may transfer, sell or buy NFTs via such blockchain without the use of NFTSTAR’s or any third-party platforms. We cannot guarantee that any of the sold NFTs will be always visible on any third-party platforms. If bankruptcy and insolvency procedure will trigger termination of any agreement with a third-party platform, such termination does not create an obligation to remove NFTSTAR’s NFTs from such third-party platform.

Description of our historical NFT business

NFTSTAR that we historically operated was a NFT community platform that provided users with interactive activities. NFTSTAR featured NFT collections created by global stars licensed IPs. Users could purchase stars’ limited NFT collections through third-party NFT sales platforms, such as OpenSea. Each NFT collectible has a unique record on the blockchain, and the users would obtain the ownership of the unique NFT collectible through purchase on the third-party platforms, or through secondary market trading. NFTSTAR accepted general payment methods such as credit cards to make it easy for mainstream consumers to participate.

NFTSTAR community aimed to feature stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars were the main partners at the initial launch. NFTSTAR community aimed to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

We conducted business of proprietary NFT development and trading through our subsidiary. NFTSTAR’s in-house development team collaborated with various third-party contractors to create NFTs featuring licensed celebrities for sale to consumers. In November 2021, we entered into license agreements with international sports stars pursuant to which they granted us licenses to use their likeness for production of NFTs. As of December 31, 2023, the total sum paid under license agreements was US$17.7 million. We had no further payment commitment as of the date of this annual report.

NFTSTAR’s consumers were able to buy NFTs and trade NFTs through third-party platforms, such as OpenSea, depending on our decision where to launch the initial offering of each NFT collection. On the NFTSTAR website, users were redirected to third-party platforms for the purchase of NFTs. Users might connect their third-party digital wallets to view NFTs which were purchased in the past, but the use of such wallets is subject to the terms and conditions of the applicable provider of the wallet.

We, periodically, monitored transaction records on the chain and conducted closer examination of any abnormal transactions, such as high-volume transactions. However, we did not, and were technically unable, to monitor all the wallets involved in the NFT transactions.

For a short period from October 2021 to May 2022, consumers were able to purchase NFTs on our own platform and were required to create a centrally-managed account on the NFTSTAR’s website in order to buy our NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction, or the Marketplace Account Operations. In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party payment service providers. Know Your Customer was conducted by payment service providers on their webpage. Similarly, Know Your Customer was conducted by payment service providers when consumers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

As a requirement of our oversight and control measure over outsourced service, payment service providers provided us with reports containing consumers’ information including IP address, nationality, photo, name, credit card type, last four digits of the credit card, validation, issuing bank, and issuing country. Our compliance specialists could verify if our imposed consumer restrictions were upheld. For example, our requirement for payment service providers to comply with laws of the Chinese mainland was that no NFT shall be traded by citizens of the Chinese mainland.

The Marketplace Account Operations were terminated in May 2022 and we subsequently closed all fiat withdrawals in June 2022. For the most part, platform change in May 2022 did not affect the terms, rights and obligations of the NFTs, except for increased transferability. All NFTs minted and sold prior to the platform change remain to be the property of our buyers. Prior to May 2022, NFTSTAR managed centrally controlled digital wallets of our customers which were opened on the proprietary marketplace. When customers transacted with each other, they could only do it within our marketplace, or with customers who had wallets on our marketplace. Network fees or gas fee, which is the cost that certain blockchain protocol users pay to network validators each time they wish to perform a function on the blockchain, was assumed by NFTSTAR. Upon the platform change, NFTSTAR moved every NFT from such marketplace wallets to the decentralized wallet addresses provided by the customers, free of charge. Once NFTs were transferred to the decentralized wallets, customers could sell or transfer NFTs to any wallet address (non-confined to our marketplace) via third-party platforms compatible with Polygon and Ethereum blockchains. However, they would need to pay gas fees to the network validators themselves.

In May 2022, we transitioned to decentralized web 3.0 model of operations where we did not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers could purchase NFTs through third-party sales platforms or C2C offering transactions by directly sending purchase price to the sellers and record their transactions on the open blockchain. Thus, we did not collect and store sales proceeds in the C2C transactions.

Our roles in the NFT business and analysis addressing why the NFTs should not be considered securities under Section 2(a)(1) of the Securities Act of 1933

Until January of 2023, our NFT business consisted of the creation and minting of a series of NFTs containing digital images of soccer celebrities, with whom we entered into licensing agreements. We sold three distinct NFT collections. We sold 200 NFT products of Figo, which is also the outstanding amount in the secondary market. We sold 5,630 NFT products of Son, and re-purchased 966 of those. Therefore the outstanding amount in the secondary market is 4,664. We sold 1,498 NFT products of Neymar, which is also the outstanding amount in the secondary market. The technical nature of the NFTs minted are consistent in that they contain similar metadata and were minted on the Polygon blockchain.

As part of our marketing efforts, we provided purchasers of certain NFTs with the ability to use those purchased NFTs in order to claim additional rewards or perks. These perks consisted of earning in-game currency coins, winning prizes such as memorabilia signed by celebrities, and obtaining early access to certain events. While we facilitated the ability of customers to use their purchased NFTs to earn in-game currency in Metagoal, we did not have any obligation to do so and does not have any ongoing obligations to the holders of any of the NFTs sold. We developed a blockchain-based on-line game, MetaGoal, trying to attract more customers. Customers may use their purchased NFTs to earn in- game currency (we called it Starcoin at the beginning and Mcoin afterwards when we wanted to separate Metagoal from NFTSTAR) and player cards. Customers may use such rewards in the game play of MetaGoal. When the customers purchased our NFTs, we did not commit to provide such Metagoal game service to the customers though. Alternatively, players could spend money to buy Starcoins/Mcoins to play in MetaGoal.

As noted above, we do not currently, and will not in the future, engage in any actions designed to support the secondary price of the NFTs. The secondary market for our NFTs is dependent on the willingness of customers to trade their NFTs. From May 4, 2022 to June 8, 2022, we did engage in certain repurchases of NFTs. Specifically, we sold 5,630 NFT products of Son, and re-purchased 966 of those. Under the terms of the agreement between OpenSea and the NFTSTAR, NFTSTAR might set seller secondary fee of up to 10% of the publicly recorded sale price of the applicable NFT, as specified by seller upon logging into seller’s account and accessing the collection editor feature. NFTSTAR had set such fee at 5% of an NFT’s sales value from any secondary sale transactions.

Prior to May 2022, we required that customers create a centrally managed account on NFTSTAR’s website in order to purchase NFTs in exchange for fiat or cryptocurrencies or to withdraw resale proceeds in the form of fiat currency following a secondary transaction (our Marketplace Account Operations). In connection with the Marketplace Account Operations, we used a centralized Web 2.0 model and collected all payments for traded NFTs into the single pool under its management. As of May 2022, we transitioned to offering its proprietary NFTs on third-party platforms only. NFTSTAR stopped processing customers’ payments on its own platform. We transitioned to decentralized Web3 model of operations and no longer required consumers to open centrally managed accounts on its website in order to purchase our NFTs. Customers might purchase NFTs from third-party platforms, such as OpenSea. NFTSTAR created NFTs and minted its final product NFTs on such platforms.

Whether a particular NFT is a “security” is subject to some uncertainty. We evaluated our historical NFT business and are of the view that the business did not involve the offer and sale of securities. In making this determination, we considered the nature and structure of the digital assets that were made available on its platform, as well as a number of other factors, including the provisions of U.S. federal securities laws, judicial precedent (such as the U.S. Supreme Court’s decisions in the SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the Reves v. Ernst & Young, 494 U.S. 56 (1990) cases, as well as the Federal District Court’s decision in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) case), the SEC’s Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology, or the FinHub Framework, and reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

Section 2(a)(1) of the Act defines the term “security” to include an “investment contract.” Under the legal framework, an “investment contract” exists when there is an agreement, contract or scheme involving an investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. In considering the qualities of a transaction, courts look to the “economic reality” of the transaction and “what character the instrument is given in commerce by the terms, the plan of distribution, and the economic inducements held out to the prospect.” FinHub Framework for “Investment Contract” Analysis of Digital Assets, Section II.C (Apr. 3, 2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

We do not believe that the “expectation of profits derived from the efforts of others” prong of the Howey test has been met. We did not engage in any marketing suggesting that that the NFTs constitute an investment or that the value of the NFTs would appreciate over time. Further, other than temporary repurchases of the NFTs for its own account, we did not engage in any activities intended to drive price appreciation. Finally, as of May 2022, we ceased providing a platform for secondary transactions of the NFTs.

Intellectual property

Underlying IP of our NFTs were granted through the license agreements, pursuant to which owners of the IP, or sports stars or their agents, had granted NFTSTAR the right and license to use sports stars’ names, voice, likeness, quotes, visual or artistic representation and other identifiable information in connection with the production of NFTs, promotion of the NFTs and sales of NFTs. The license included the right to integrate and synchronize various IP elements into NFTs and marketplaces where such NFTs would be sold. NFTSTAR had an obligation to seek prior approval of each NFT design from the IP owners.

Additionally, the license, initially granted to NFTSTAR, was also granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use. The resale of NFTs by subsequent owners would be deemed as non-commercial use.

Cooperation under all signed license agreements was exclusive for the term of such license agreements, which typically varied between two and three years. License was granted solely in the personal capacity of each celebrity, so that we did not have a license to use any sport clubs’ or national teams’ names, logos, trademarks and other IP.

Other matters

Our NFTs were created on Polygon and Ethereum blockchains. Polygon is a blockchain platform that aims to create a multi-chain blockchain ecosystem compatible with Ethereum. Polygon uses a modified proof of stake consensus mechanism that enables a consensus to be achieved with every block. The proof of stake method requires network participants to stake—agree to not trade or sell—their MATIC tokens, in exchange for the right to validate Polygon network transactions. Successful validators in the Polygon network are rewarded with MATIC tokens. Currently, Polygon Foundation is one of the largest holders of MATIC tokens. Ethereum is an open-source protocol. As with Ethereum, it uses a proof-of-stake consensus mechanism for processing transactions on-chain while deriving its security from Ethereum. General consensus is that Ethereum blockchain is decentralized and maintained by community of its users with no single person controlling it.

Our NFTs cannot be fractionalized. After initial sale of the NFTs, we were entitled to 5% of the NFTs sales value from each of secondary sale transactions. Percentage was determined by NFTSTAR based on the market research of fees for similar NFT projects across various NFT trading platforms.

Holders of our NFTs are deemed as full legal owners of each NFT they purchased. Underlying IP of our NFTs were granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use under the license agreements between NFTSTAR and sports celebrities. The License agreements provided that the resale of NFTs by subsequent owners will be deemed as non-commercial use.

NFT holders could sell and transfer their NFTs on third-party marketplaces where they have initially bought NFTs.

Internal Procedures with respect to Crypto Assets

In recent years, the SEC and U.S. state securities regulators have stated that many or most crypto assets or crypto asset products constitute securities under U.S. federal and state securities laws. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. Several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions. The SEC defines securities based on the Howey test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any crypto assets, including NFTs, we take this definition as determination guideline.

We continue to analyze the cryptocurrencies which we mine and NFTs which we used to create under our internal policies and procedures on a periodic basis to ensure that they are not securities under U.S. federal and state securities laws. We closely monitor the new industry and regulatory developments and adjust our assessment accordingly. We may make the determination to cease support for a cryptocurrency for any one or a variety of factors based on a totality of the circumstances under our internal policies and procedures. However, a determination by the SEC or a court that a cryptocurrency constitutes a security could also result in our determination that it is advisable to discontinue operations with such cryptocurrency or ones that have similar characteristics to the cryptocurrency that was determined to be a security.

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

With respect to crypto assets, especially ones which operate on proof-of-stake mechanism like Ethereum, we will be closely monitoring new developments of fresh allegations of New York state regulator against crypto asset exchange. In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, New York Attorney General alleged the firm broke the law by selling unregistered securities. Among the unregistered securities listed in the suit was Ethereum. Proof-of-stake, to which Ethereum has transitioned its operations, bring Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey test’s “expectation of profit.” It was argued by New York Attorney General that, by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

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

With respect to NFTs, we terminated NFTSTAR and MetaGoal operations in 2023 and no longer mints or offers NFTs, or provides any services related to previously minted NFTs. Historically, NFTSTAR has not explicitly restricted U.S. persons from the use of its website and services. However, it’s legally binding terms and conditions of the use published on its website provides that users are prohibited from accessing or using NFTSTAR services if such use would violate applicable laws of such users. NFTSTAR reserves the right to add and remove any approved regions to its terms and conditions. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. We no longer operate NFT business.

Online Games

We historically operated and developed proprietary or licensed online games, primarily mobile games, and TV games.

We previously entered into a master cooperation and publishing agreement with Voodoo, a French game developer and publisher, to cooperate on the publishing and operations of casual games in China. This attempt did not proceed as anticipated as we have transitioned our business focus. We previously also operated mobile games. Knight Forever and Q Jiang San Guo ceased operations in 2019 and Pop Fashion ceased operations in 2020. Legend of Immortals ceased operations in 2021. We used to have license from Smilegate to develop CrossFire New Mobile Game. However, such license expired by October 31, 2020 before we are able to launch CrossFire New Mobile Game. We no longer plan to negotiate with Smilegate to re-gain the license for such game development. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may no longer consider to pursue re-gaining license for CrossFire New Mobile Game, launching or operating CrossFire New Mobile Game or other licensed games in China, and our future results of operations may be materially and adversely affected.”

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

Strategic Alliances

Since the beginning of 2024, we have been gradually stepping into the AI industry. We entered into a few strategic alliances with multiple business partners.

In February 2024, we signed a legally binding term sheet with Zhejiang Fazhidao Information Technology Co., Ltd., or Fazhidao, to purchase 19% of the shares of Fazhidao by cash and issuance of our Class A ordinary shares. We will pay cash consideration of US$1 million and will issue Class A ordinary shares to Fazhidao with the value of US$14.2 million. The Class A ordinary shares to be issued to Fazhidao are subject to certain lock-up conditions. We are granted a purchase option to purchase up to 51% of the total shares of Fazhidao, on the condition that the valuation of Fazhidao grows higher than US$80 million. Fazhidao was established in 2019 and owns and operates 365LAWHELP.COM and the mobile app FaBaoWang. Fazhidao operates an AI SaaS legal service in China. It has more than 120,000 cumulative paid subscribers, ranging from large companies to micro companies and individuals. 365LAWHELP.COM develops AI legal generative pre-trained transformer that provides legal advice that complies with the laws and regulations based on laws and regulations as well as real-time information on the platform. Based on database cases and AI model calculations, 365LAWHELP.COM generates precaution measures and potential solutions. The platform also helps its customers to develop forecasts and feasibility plans in advance. The services offered include professional online legal consultation, enterprise-specific compliance services, tax consulting services, contract customization and review, electronic signatures, contract templates, legal letter submission, litigation document drafting and risk management as well as control solutions for enterprises modules including human resources, finance, general administration and intellectual property.

In March 2024, we signed a legally binding term sheet with Shenma Limited, or Shenma, to purchase 51% of the shares of Shenma by cash and issuance of our Class A ordinary shares. We will pay cash consideration of US$1 million and will issue Class A ordinary shares to Shenma or its shareholders with the value of US$14.3 million. The Class A ordinary shares to be issued to Shenma are subject to certain lock-up conditions. Shenma developed and operates Shenma.io, a digital human SaaS platform driven by AI-generated content. The platform has 350,000 registered users, 150,000 short video scripts model library, 9,000 digital human creators and various brand customers. Users can leverage Shenma’s proprietary cloning technology and create 1:1 digital human clone character with image and voice. Creators of digital human using Shenma’s platform can monetize their products on different social platforms with much lower costs. Shenma’s platform also offers video, audio and text automatic replies to enhance the monetization of products.

In March 2024, we signed a definitive share purchase agreement with WM Therapeutic Co., Ltd., or WM Therapeutic, to purchase an additional 21.7% of the shares of WM Therapeutic by cash and issuance of our Class A ordinary shares. We had previously acquired 8.3% of the shares of WM Therapeutic in 2021 through one of our then variable interest entities. We will pay cash consideration of US$1.5 million and issue 251,290,500 Class A ordinary shares to WM Therapeutic. The Class A ordinary shares to be issued to WM Therapeutic will be subject to certain lock-up conditions. Upon the completion of this transaction, we will cumulatively own 30% of the shares of WM Therapeutic. We are granted a purchase option to purchase up to 51% of the shares of WM Therapeutic. WM Therapeutic operates digital precision medicine platform for brain disease using generative AI large language model. WM Therapeutic develops brain disease screening platform and digital human personalized psychological consultant, AI precision diagnostic equipment, personalized neuromodulation treatment equipment, generative AI large language model and AI drug clinical research platform. WM Therapeutic leverages AI multi-dimensional omics data analysis technology, original drug discovery technology, brain-computer interface research technology, cohort research on brain diseases, multi-dimensional omics database, brain disease digital targets and digital pathology models and individual characteristics to achieve clinical precision diagnosis and treatment of central nervous system diseases.

Technology

We maintain in-house servers to maintain internal technology networks, we utilize third-party cloud solutions to sustain our existing games and web-site operations. Our current technology infrastructure consists of hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

Competition

Our competitors include many well-known domestic and international players. We expect that competition in cryptocurrency mining industry will continue to be intense as we compete not only with existing players that have been focused on cryptocurrency mining, but also new entrants that include well-established players in internet industry, and players who were not predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Competition among the top companies engaging in cryptocurrency mining business, such as Marathon Digital Holdings, Inc., Riot Blockchain, Inc. and Bit Digital, Inc., has increased in recent years. All cryptocurrency mining companies compete for sourcing mining machines at reasonable prices. In addition, cloud mining is gaining popularity outside of Chinese market, which increases the demand for mining machines. The statistical fact that there are more Bitcoin currently stored in electronic wallets than Bitcoin remains to be mined may further exacerbate overall competition in the cryptocurrency industry. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Company and Our Industry—New lines of business or new products and services may subject us to additional risks.” and “Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.”

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

As we do not engage in operations as a financial institution or payment institution, we do not believe we are currently subject to such regulations. However, there can be no assurance that there will not be future regulations that may be applicable to us. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Company and Our Industry—We are subject to risks arising from legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, which could negatively affect our business, results of operations and financial position.”

Regulations on Foreign Investment

Investment activities in the Chinese mainland by foreign investors are principally governed by The Special Administrative Measures on Access of Foreign Investment (Negative List), as amended from time to time, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, and the Ministry of Commerce on October 26, 2022 and became effective on January 1, 2023.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous FIE Laws. The Foreign Investment Law embodies an expected regulatory trend in the Chinese mainland to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in the Chinese mainland through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the Chinese mainland, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the territory of the Chinese mainland, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Current laws and regulations of the Chinese mainland impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in the Chinese mainland. We previously conducted our online gaming and ICP businesses in the Chinese mainland through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are citizens of the Chinese mainland.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication, the ownership structure and the business operation models of our Chinese mainland subsidiaries and the variable interest entity comply with all applicable laws, rules and regulations of the Chinese mainland, and no consent, approval or license is required under any of the existing laws and regulations of the Chinese mainland for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in the Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as a offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of the Chinese mainland. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

In the online game industry in the Chinese mainland, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of the Chinese mainland applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in the Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various laws and regulations of the Chinese mainland relating to the telecommunications industry, internet and online gaming, and is regulated by various government authorities, including the MIIT, the Ministry of Culture and the Tourism, the GAPPRFT and the State Administration for Market Regulation. The principal regulations of the Chinese mainland governing the ICP industry as well as the online gaming services in the Chinese mainland include:

●	Telecommunications Regulations (2000), as amended in 2014 and 2016;
●	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016 and further amended in 2022;
●	The Administrative Measures for Telecommunications Business Operating License (2017);
●	The Administrative Measures for Internet Information Services (2000), as amended in 2011;
●	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;
●	Administrative Measures on Network Publication (2016);
●	The Catalogue of Industries for Encouraging Foreign Investment (Edition 2022);
●	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2021); and
●	Provisions on the Ecological Governance of Network Information Contents (2020).

Under these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in an entity in the Chinese mainland that provides value-added telecommunications services (except for e-commerce services). ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP License from the appropriate telecommunications authorities in order to carry on any commercial ICP operations in the Chinese mainland.

In February 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. The Administrative Measures on Network Publication further strengthen and expand the supervision and management on the network publication service, including online games service. Therefore, online games, including mobile games, regardless of whether imported or domestic, shall be subject to a content review and approval by the GAPPRFT prior to commencement of operations in the Chinese mainland.

The GAPPRFT and the MIIT jointly impose a license requirement for any company that intends to engage in network publishing, defined as any activity of providing network publications to the public through information networks. Network publications refer to the digitalized works with publishing features such as editing, producing and processing. Furthermore, the distribution of online game cards and CD-keys for online gaming programs is subject to a licensing requirement. Shanghai IT holds the license necessary to distribute electronic publications, which allows it to distribute prepaid cards and CD-Keys for the games we operate. We sell our prepaid cards and CD-Keys through third-party distributors, which are responsible for maintaining requisite licenses for distributing our prepaid cards and CD Keys in the Chinese mainland.

In September 2009, the GAPP further promulgated the GAPP Circular, which provides that foreign investors are prohibited from making investment and engaging in online game operation services by setting up foreign-invested enterprises in the Chinese mainland. Further, foreign investors shall not control and participate in online game operation businesses in the Chinese mainland indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such online game operation companies in the Chinese mainland, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. In addition, on February 4, 2016, the GAPPRFT and the MIIT jointly issued the Administrative Measures on Network Publication, which took effect in March 2016. Pursuant to the Administrative Measures on Network Publication, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Project cooperation involving internet publishing services between an internet publishing service provider and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within the Chinese mainland or an overseas organization or individual shall be subject to prior examination and approval by the GAPPRFT. It is not clear whether the GAPPRFT and the MIIT have regulatory authority over the ownership structures of online game companies based in the Chinese mainland and online game operation in the Chinese mainland. The governmental authorities have broad discretion in adopting one or more of administrative measures against companies now in compliance with these measures, including revoking licenses and registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Laws and regulations of the Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of the Chinese mainland.”

Regulations on Internet Content

The PRC government has promulgated measures relating to internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the Tourism and the GAPPRFT. These measures specifically prohibit internet activities, including the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in the Chinese mainland are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On February 5, 2013, the Ministry of Culture, the MIIT, the GAPP and various other governmental authorities, jointly issued the Working Plan on the Comprehensive Prevention Scheme on Online Game Addiction of Minors, which strengthened the administration of the internet cafés, reinstated the importance of the “anti-fatigue system” and “Online Game Parents Guardianship Project for Minors” as prevention measures against the online game addiction of minors and ordered the governmental authorities to take all necessary actions in implementing such measures. Additional requirements for anti-fatigue and identification systems in our games, as well as the implementation of any other measures required by any new regulations the PRC government may enact to further tighten its administration of the internet and online games, and its supervision of internet cafés, may limit or slow down our prospects for growth, or may materially and adversely affect our business results. On October 20, 2021, various governmental authorities, including the Ministry of Education, the Ministry of Public Security, and other authorities jointly issued a circular on further strengthening the prevention of minors addicted to online games, which further demanded that online game companies should ensure that the content of online game products is good, healthy and clean. At the same time, the pre-approval system for online games should be strictly implemented, and games without approval should not be put into operation. This circular required all online games to incorporate an “anti-fatigue system” and an identity verification system, both of which have limited the amount of time that a minor may continually spend playing an online game at a particular time. We have implemented such “anti-fatigue” and identification systems on all of our online games as required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be adversely affected by public opinion and government policies in China.”

The Ministry of Public Security has promulgated measures that prohibit the use of the internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation and censorship of information disseminated over the internet in the Chinese mainland may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our internet websites.” If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulations on Internet Information Security

Internet information in the Chinese mainland is also regulated and restricted from a national security standpoint. In November 2016, the Standing Committee of National People’s Congress promulgated the Cyber Security Law of the PRC taken into effect in June 2017, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of the Chinese mainland. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law of the PRC, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law of the PRC may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators shall perform their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall comply with the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the Chinese mainland shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Since the Data Security Law has already taken effect, we may be required to make further adjustments to our business practices to comply with this law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among other things, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

In order to ensure the supply chain security of critical information infrastructure, safeguard network security and data security and maintain national security, the National Internet Information Office and other 13 departments jointly issued Measures for Cybersecurity Review (2021) on December 28,2021 and which has taken effect on February 15, 2022. These measures mainly stipulate the filing procedures and subjects for the cybersecurity review.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Measures for Cybersecurity Review (2021) and the Draft Regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures for Cybersecurity Review (2021) and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Measures for Cybersecurity Review (2021) and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by PRC-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of the Chinese mainland on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among other things, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the Chinese mainland with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep records, and report to government authorities.

Regulations on Privacy Protection

Laws and regulations of the Chinese mainland prohibit internet content providers from collecting and analyzing personal information from their users without user’s prior consent. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. In addition, laws of the Chinese mainland prohibit internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, it may be liable for damages caused to its users and it may be subject to administrative penalties such as warnings, fines, confiscation of its unlawful income, revocation of licenses, cancellation of filings, shutdown of their websites or even criminal liabilities.

According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate the provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.

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

On June 24, 2022, the National Information Security Standardization Technical Committee issued the Notice on the Practice Guideline for Network Security Standards - Safety Certification Specifications for Personal Information Cross-border Processing Activities. In order to implement the requirements of the Personal Information Protection Law on the establishment of a personal information protection certification system and to guide personal information processors to standardize the cross-border processing activities of personal information, the Practice Guideline puts forward the basic principles for the safety of cross-border processing activities of personal information and stipulates the basic requirements for cross-border processing activities of personal information and the requirements for the protection of the rights and interests of personal information subjects. The Practice Guideline states that both the personal information processor and the overseas recipient who conducts cross-border processing of personal information shall designate the person in charge of personal information protection. Both the personal information processor and the overseas recipient who conducts cross-border processing activities of personal information shall establish a personal information protection agency to fulfill its personal information protection obligations and prevent unauthorized access and leakage, falsification and loss of personal information, and in the cross-border processing of personal information activities, the following responsibilities shall be assumed in the cross-border processing of personal information: a) developing and implementing plans for cross-border processing activities of personal information in accordance with the law; b) organizing impact assessments of personal information protection; c) supervising the organization’s handling of cross-border personal information in accordance with the rules for cross-border handling of personal information agreed between the processor and the overseas recipient; d) receiving and handling requests and complaints from subjects of personal information.

Import Regulations

Our ability to obtain licenses for online games from abroad and import them into the Chinese mainland is regulated in several ways. We are required to register with the Ministry of Commerce any license agreement with a foreign licensor that involves an import of technologies, including online game software into the Chinese mainland. Without that registration, we may not remit licensing fees out of the Chinese mainland to any foreign game licensor. In addition, the Ministry of Culture and the Tourism requires us to submit for its content review and/or approval any online games we want to license from overseas game developers or any patch or updates for such game if it contains substantial changes. If we license and operate games without that approval, the Ministry of Culture and the Tourism may impose penalties on us. Also, pursuant to a jointly issued notice in July 2004, the GAPP and the State Copyright Bureau require us to obtain their approval for imported online game publications. Furthermore, the State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we cannot remit licensing fees out of the Chinese mainland to game licensor in other jurisdictions and we are not allowed to publish or reproduce the imported game software in the Chinese mainland.

Regulations on Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in the Chinese mainland. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under laws of the Chinese mainland, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection. We have registered most of our in-house developed online games with the State Copyright Bureau.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in the Chinese mainland is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Pursuant to the Foreign Exchange Administration Rules (1996), as amended in 1997 and 2008, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans, investment in securities, or other transactions through a capital account outside of the Chinese mainland unless the prior approval of SAFE or authorized banks is obtained. Furthermore, foreign investment enterprises in the Chinese mainland in general may purchase foreign exchange without the approval of SAFE or authorized banks for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Foreign investment enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange account or purchase and pay foreign exchange at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), based on their needs, foreign investment enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59, which became effective on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019. The major developments under the SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of the SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in the Chinese mainland no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended on October 10, 2018 and partly repealed on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the Chinese mainland shall be based on registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the Chinese mainland. Banks shall process foreign exchange business relating to the direct investment in the Chinese mainland based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or the SAFE Circular 13, which took effect on June 1, 2015, and was partly repealed on December 30, 2019. Pursuant to the SAFE Circular 13, the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises.

Dividend Distribution. The principal regulations governing distribution of dividends of foreign holding companies include:

●	The Company Law of People’s Republic of China;
●	Foreign Investment Law (2019); and
●	Implementation Regulations for the Foreign Investment Law (2019).

Under these regulations, foreign investment enterprises in the Chinese mainland may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the Chinese mainland are required to allocate at least 10% of their respective profits each year, if any, to fund certain reserve funds until the cumulative total of the allocated reserve funds reaches 50% of an enterprise’s registered capital and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective board of directors or shareholders. These reserves are not distributable as dividends.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued the SAFE Circular 37, which is the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles. The SAFE Circular 37 and its detailed guidelines require residents of the Chinese mainland to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing. In addition, when there is (a) any change to the basic information of the SPV, such as any change relating to its individual resident shareholders of the Chinese mainland, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual resident shareholders of the Chinese mainland, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the resident of the Chinese mainland must register such changes with the local branch of SAFE on a timely basis. According to the SAFE rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject residents of the Chinese mainland and onshore companies to penalties under foreign exchange administration regulations of the Chinese mainland. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under laws of the Chinese mainland. On February 13, 2015, SAFE issued the SAFE Circular 13, which is the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, which took effect on June 1, 2015 and was partly repealed on December 30, 2019. Under the SAFE Circular 13, qualified banks are delegated the power to register all Chinese mainland residents’ investments in SPVs pursuant to the SAFE Circular 37, saving for supplementary registration application made by residents of the Chinese mainland who failed to comply with the SAFE Circular 37, which shall still fall into the jurisdiction of the local branch of SAFE.

As a result of the uncertainties relating to the interpretation and implementation of the SAFE Circular 37 and other regulations of SAFE, we cannot predict how these regulations will affect our business operations or strategies. For example, the ability of our present or future Chinese mainland subsidiaries to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by residents of the Chinese mainland, over whom we have no control. In addition, we cannot assure you that any such Chinese mainland residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We have requested all of our shareholders who, based on our knowledge, are residents of the Chinese mainland or whose ultimate beneficial owners are residents of the Chinese mainland to comply with all applicable SAFE registration requirements, but we have no control over our shareholders. We cannot assure you that the beneficial owners in the Chinese mainland of our company and our subsidiaries have completed the required SAFE registrations. Nor can we assure you that they will be in full compliance with the SAFE registration in the future. Any non-compliance by the beneficial owners in the Chinese mainland of our company and our subsidiaries may subject us or such resident shareholders of the Chinese mainland to fines and other penalties. It may also limit our ability to contribute additional capitals to our Chinese mainland subsidiaries and our subsidiaries’ ability to distribute profits or make other payments to us.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the Chinese mainland for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by companies or individuals in the Chinese mainland, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC issued a Trial Measures for the Administration of Overseas Securities Issuance and Listing of Domestic Enterprises, or the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main part of the business activities is carried out in the territory of the Chinese mainland or the main place of business is in the Chinese mainland, and the senior management personnel responsible for business operations and management are mostly citizens of the Chinese mainland or are ordinarily resident in the Chinese mainland. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (v) if, the domestic enterprises are currently under investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations of laws and regulations, although no clear conclusions have been reached; (vi) if there are material ownership disputes over the equities held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the de facto controller.

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

Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the domestic companies or a fine of RMB1 million to RMB10 million on them. The controlling shareholder or actual controller of the domestic enterprise organizes or instructs the illegal acts, then a fine between RMB1 million to RMB10 million shall be imposed on them, and for other directly responsible personnel in charge shall be punished by a fine of RMB500,000 to RMB5,000,000. Furthermore, If the circumstances are serious, the CSRC may impose a securities market ban on the responsible personnel from entering the securities market, and if they constitute a crime, criminal liability shall be investigated in accordance with the law.

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

Contractual Arrangements with The Variable Interest Entity

Due to legal restrictions in the Chinese mainland on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Shanghai IT, which we conduct business operations through a series of contractual arrangements. These contractual arrangements allow us to:

●	conduct business operations through contractual arrangements with Shanghai IT;
●	receive substantially all of the economic benefits of Shanghai IT; and
●	have an exclusive option to purchase all or part of the equity interests in Shanghai IT when and to the extent permitted by laws of the Chinese mainland.

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

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. As a result of the disposal, we no longer consolidate the operating results of the NFT business. The historical financial results of the NFT business are reflected in our consolidated financial statements as discontinued operations accordingly. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

We are an internet company listed on Nasdaq in 2004. We had been operating an online game business before our listing until 2021, when we turned our business focus to blockchain business. We have been primarily engaged in the operation of cryptocurrency mining since 2022.

The major factors affecting our results of operations and financial conditions include:

●	our revenues’ composition and sources of revenues;
●	price of Bitcoin;
●	our cost of revenues; and
●	our operating expenses.

We received 20 previously pledged Bitcoins from Binance in April 2024. As of the date of this annual report, we had 18 Bitcoins pledged to Binance, and therefore, they are temporarily held on NBTC’s account on Binance exchange. We expect these 18 pledged Bitcoins to be released in late 2024. In addition, we pledged 50 Bitcoins to an unrelated third party, an institutional investment firm, in March 2024 for the first tranche of loan amount and another 50 Bitcoins in April 2024 for the second tranche of loan amount. As of the date of this annual report, the transactions of both tranches had been closed. In April 2024, we conducted a third tranche of transaction and pledged another 50 Bitcoins. The transaction of the third tranche had not been closed.

Revenue Composition and Sources of Revenue. We began cryptocurrency mining activities in February 2021. In 2021, 2022 and 2023, we generated substantially all of our revenues from cryptocurrency mining, the remaining portion of our revenues from provision of hosting services, consulting services and other services. The following table sets forth our revenues generated from cryptocurrency mining and other revenues, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Cryptocurrency mining revenue	134,123	98.9	100,984	93.5	173,328	24,413	96.8
Other revenues	1,453	1.1	7,072	6.5	5,721	806	3.2
Total Revenues	135,576	100.0	108,056	100.0	179,049	25,219	100.0

Cryptocurrency Mining. In 2021, 2022 and 2023, revenues from our cryptocurrency mining business amounted to RMB134.1 million, RMB101.0 million and RMB173.3 million (US$24.4 million), respectively.

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

Other revenues. In 2021, 2022 and 2023, our other revenues mainly included revenues from provision of hosting and consulting services. Our other revenues amounted to RMB1.5 million, RMB7.1 million and RMB5.7 million (US$0.8 million) in 2021, 2022 and 2023, respectively.

Cost of Revenues. In 2021, 2022 and 2023, our cost of revenue primarily consisted of costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners. In addition, our cost of revenues consisted of costs directly attributable to rendering our services, including payrolls, depreciation of equipment and computer equipment and other overhead expenses directly attributable to the services we provide.

Operating Expenses. In 2021, 2022 and 2023, Our operating expenses primarily consisted of impairment loss of equipment, product development expenses, sales and marketing expenses, general and administrative expenses, and impairment of cryptocurrencies.

Product Development Expenses. In 2021, 2022 and 2023, our product development expenses primarily consisted of outsourced research and development, payroll, depreciation charges and other overhead. Our product development expenses amounted to RMB1.9 million, RMB2.4 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consisted of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB0.7 million, RMB3.5 million and RMB1.7 million (US$0.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

General and Administrative Expenses. In 2021, 2022 and 2023, our general and administrative expenses primarily consisted of non-cash share-based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services, depreciation and amortization expenses and equity transactions. General and administration expenses amounted to RMB290.3 million, RMB360.0 million and RMB203.1 million (US$28.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment of cryptocurrencies. In December 2023, FASB issued an updated accounting standard ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60) for accounting for and disclosure of crypto assets, or ASU 2023-08. Effective January 1, 2023, we adopted early on this updated accounting standard, our crypto assets are measured at fair value. There were no impairment of cryptocurrencies recognized in 2023 as the fair value of our cryptocurrencies exceeded their carrying value. Prior to the adoption of ASU 2023-08, the useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB50.9 million, RMB58.6 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment on equipment. We recognized impairment on equipment of RMB11.6 million, RMB176.9 million and RMB161.0 million (US$22.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment on advance and other assets. We recognized impairment on advance and other assets of nil, RMB23.7 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Realized gain on exchange cryptocurrencies. We recognized realized gain on exchange cryptocurrencies of nil, RMB10.9 million and RMB42.8 million (US$6.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Fair value exchange on cryptocurrencies. We recognized realized fair value exchange on cryptocurrencies of nil, nil and RMB40.0 million (US$5.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and was recognized as a result of our adoption of ASU 2023-08, under which cryptocurrencies are recognized at fair value with changes in fair value recognized in net income. The gain recognized was attributable to increase in the price of Bitcoin as of December 31, 2023, as compared to December 31, 2022.

Gain on disposal of subsidiaries. We recognized gain on disposal of subsidiaries of RMB15.0 million for the year ended December 31, 2021. We recognized loss on disposal of subsidiaries of RMB3.7 million and loss on disposal of subsidiaries of RMB0.3 million (US$0.04 million) for the years ended December 31, 2022 and 2023, respectively.

Gain on Extinguished Liabilities of WoW. No gain on extinguished liabilities of WoW was recognized in 2022. We had a gain on extinguished liabilities of WoW of nil, nil and RMB175.3 million (US$24.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Gain from discontinued operations, net. We recognized gain from discontinued operations, net of loss from discontinued operations, net of tax, and gain on discontinued operation; disposal of NFT businesses of nil, nil, and RMB156.9 million (US$22.1 million) for the years ended December 31, 2021, 2022 and 2023 respectively.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business mainly through our subsidiaries in Hong Kong, Singapore, Kazakhstan, among other jurisdictions. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We have gradually and significantly reduced our business operation through the variable interest entity in the Chinese mainland. In terms of our business operations in the Chinese mainland, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Current regulations of the Chinese mainland restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reach 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. These reserves are not distributable as dividends. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” In addition, failure to comply with SAFE regulations may restrict the ability of our subsidiaries to make dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of the Chinese mainland relating to the establishment of offshore special purpose companies by residents of the Chinese mainland may subject our resident shareholders of the Chinese mainland or us to penalties and fines, and limit our ability to inject capital into our Chinese mainland subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.”

Income and Sales Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the year ended December 31, 2023.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the year ended December 31, 2023.

The Chinese mainland

Our subsidiaries and the variable interest entity and its subsidiaries incorporated in the Chinese mainland are subject to enterprise income tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law. Our subsidiaries and the variable interest entity and its Chinese mainland subsidiaries are generally subject to enterprise income tax at a statutory rate of 25%. We had moved all mining operations outside of the Chinese mainland.

In addition, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of their respective jurisdictions outside of the Chinese mainland may be classified as either “non-resident enterprises” or “resident enterprises.” Non-resident enterprises are subject to withholding tax at the rate of 20% with respect to their Chinese mainland-sourced dividend income if they have no establishment or place of business in the Chinese mainland or if such income is not related to their establishment or place of business in the Chinese mainland, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and the governments of other countries or regions. The State Council has reduced the withholding tax rate to 10% in the newly promulgated implementation rules of the PRC Enterprise Income Tax Law. As we are incorporated in the Cayman Islands, we may be regarded as a “non-resident enterprise.” We hold equity interests in certain Chinese mainland subsidiaries through subsidiaries in Hong Kong. According to the Tax Agreement between the Chinese mainland and Hong Kong, dividends paid by a foreign-invested enterprise in the Chinese mainland to its corporate shareholder in Hong Kong holding 25% or more of its equity interest may be subject to withholding tax at the maximum rate of 5% if certain criteria are met. Entitlement to such lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to approval and filing procedures of the tax authority.

In February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner.” When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, pursuant to which non-resident taxpayers which satisfy the criteria to be entitled to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of the Chinese mainland. We cannot assure you that any dividends to be distributed from us or from our subsidiaries to our non-Chinese mainland shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with the Chinese mainland providing a different withholding arrangement will be entitled to the benefits under the withholding arrangement.

The PRC Enterprise Income Tax Law deems an enterprise established offshore but having its management organ in the Chinese mainland as a “resident enterprise” that will be subject to the Chinese mainland tax at the rate of 25% of its global income. Under the Implementation Rules of the New Enterprise Income Tax Law, the term “management organ” is defined as “an organ which has substantial and overall management and control over the manufacturing and business operation, personnel, accounting, properties and other factors.” On April 22, 2009, the SAT further issued Circular 82 which was partly repealed on December 29, 2017. According to Circular 82, a foreign enterprise controlled by a company in the Chinese mainland or a company group in the Chinese mainland shall be deemed a resident enterprise of the Chinese mainland, if (i) the senior management and the core management departments in charge of its daily operations are mainly located and function in the Chinese mainland; (ii) its financial decisions and human resource decisions are subject to the determination or approval of persons or institutions located in the Chinese mainland; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the Chinese mainland; and (iv) more than half of the directors or senior management with voting rights reside in the Chinese mainland. On July 27, 2011, SAT issued SAT Bulletin 45, as amended on April 17, 2015, June 28, 2016 and June 15, 2018, which further clarified the detailed procedures for determination of the resident status provided in Circular 82, competent tax authorities in charge and post-determination administration of such resident enterprises. Although our offshore companies are not controlled by any company in the Chinese mainland or company group in the Chinese mainland, we cannot assure you that we will not be deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and thus be subject to PRC enterprise income tax on our global income.

According to the PRC Enterprise Income Tax Law and its implementation rules, dividends are exempted from income tax if such dividends are received by a resident enterprise of the Chinese mainland on equity interests it directly owns in another resident enterprise of the Chinese mainland. However, foreign corporate holders of our shares or ADSs may be subject to taxation at a rate of 10% on any dividends received from us or any gains realized from the transfer of our shares or ADSs if we are deemed to be a resident enterprise or if such income is otherwise regarded as income “sourced within the Chinese mainland.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of the Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease.”

With respect to sales taxes, before December 31, 2011, all the services provided by our Chinese mainland subsidiaries were subject to business taxes at the rate of 5%. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016 and was amended on July 11, 2017 and March 20, 2019. Pursuant to Circular 36, all companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT in lieu of business tax. As a result of Circular 36, the services provided by general VAT payers will be subject to VAT at the rate of 6%, and the services provided by small-scale VAT payers will be subject to VAT at the rate of 3%.

United States

Our subsidiaries in the United States are registered in Delaware and are subject to U.S. federal corporate marginal income tax at a rate of 21% for the taxable year ended December 31, 2023 and state corporate income tax at a rate of 8.7%.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note <33> to our consolidated financial statements, which are included in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Cryptocurrency mining revenue	134,122,954	98.9	100,983,605	93.5	173,328,089	24,412,751	96.8
Online game services and other revenues	1,453,369	1.1	7,071,964	6.5	5,720,988	805,784	3.2
	135,576,323	100.0	108,055,569	100.0	179,049,077	25,218,535	100.0
Sales taxes	—	—	—	—	—	—	—
Total net revenues	135,576,323	100.0	108,055,569	100.0	179,049,077	25,218,535	100.0
Cost of cryptocurrency mining	(83,449,749)	(61.6)	(142,212,740)	(131.6)	(190,647,226)	(26,852,100)	(106.5)
Cost of online game services and other revenues	(4,351,500)	(3.2)	(13,115,254)	(12.1)	(21,250,814)	(2,993,115)	(11.9)
Total cost	(87,801,249)	(64.8)	(155,327,994)	(143.7)	(211,898,040)	(29,845,215)	(118.4)

Gross (loss) profit	47,775,074	35.2	(47,272,425)	(43.7)	(32,848,963)	(4,626,680)	(18.4)

Operating (expenses) income:
Product development	(1,917,562)	(1.4)	(2,432,975)	(2.3)	(1,970,355)	(277,519)	(1.1)
Sales and marketing	(671,888)	(0.5)	(3,496,124)	(3.2)	(1,729,373)	(243,577)	(1.0)
General and administrative	(290,322,434)	(214.1)	(360,040,262)	(333.2)	(203,074,538)	(28,602,450)	(113.4)
Impairment on cryptocurrency	(50,887,472)	(37.5)	(58,624,256)	(54.3)	—	—	—
Impairment on equipment	(11,639,246)	(8.6)	(176,874,099)	(163.7)	(161,001,821)	(22,676,632)	(89.9)
Impairment on advance and other assets	—	—	(23,656,559)	(21.9)	—	—	—
Realized gain on exchange digital assets	—	—	10,864,747	10.1	42,835,930	6,033,315	23.9
Fair value change on digital assets	—	—	—	—	40,036,253	5,638,988	22.4
Total operating (expenses) income	(355,438,602)	(262.1)	(614,259,528)	(568.5)	(284,903,904)	(40,127,875)	(159.1)

Other operating income, net	—	—	—	—	—	—	—

(Loss) income from operations	(307,663,528)	(226.9)	(661,531,953)	(612.2)	(317,752,867)	(44,754,555)	(177.5)
Impairment on equity investments	(7,599,505)	(5.6)	(17,252,515)	(16.0)	—	—	—
Gain (impairment) on other investments	17,245,513	12.7	(29,958,381)	(27.7)	3,490,457	491,621	1.9
Gain (Loss) on disposal of subsidiaries	15,015,770	11.1	(3,748,717)	(3.5)	(282,176)	(39,744)	(0.2)
Interest expense	(119,174,037)	(87.9)	(23,336,788)	(21.6)	(31,379,168)	(4,419,663)	(17.5)
Gain from change in fair value of convertible feature derivative liability	62,246,860	45.9	37,249,976	34.5	23,170,534	3,263,501	12.9
Gain on disposal of equity investee and available-for-sale investments	—	—	711,914	0.7	1,666,040	234,657	0.9
Gain on debt relief of WoW	—	—	—	—	175,301,585	24,690,712	97.9
Foreign exchange loss	(6,449,130)	(4.8)	(6,292,520)	(5.8)	(6,815,509)	(959,944)	(3.8)
Other (expenses) income, net	(44,589,670)	(32.9)	10,753,315	10.0	8,324,380	1,172,464	4.6
Loss from continuing operations before income tax expense and share of loss in equity method investments	(390,967,727)	(288.4)	(693,405,669)	(641.6)	(144,276,724)	(20,320,951)	(80.8)
Income tax expense	—	—	—	—	—	—	—
Share of loss in equity method investments	(1,725,152)	(1.3)	—	—	—	—	—
Loss from continuing operations	(392,692,879)	(289.7)	(693,405,669)	(641.6)	(144,276,724)	(20,320,951)	(80.8)
Loss from discontinued operations, net of tax	(24,132,389)	(17.8)	(286,086,586)	(264.8)	(1,956,190)	(275,524)	(1.1)
Gain on disposal of discontinued operations, net of tax	—	—	—	—	158,809,293	22,367,821	88.7
Net (loss) income	(416,825,268)	(307.5)	(979,492,255)	(906.4)	12,576,379	1,771,346	6.8
Net loss attributable to noncontrolling interest	(5,590,513)	(4.1)	(4,633,205)	(4.3)	(7,427,235)	(1,046,104)	（4.1）
Net loss attributable to redeemable noncontrolling interest	—	—	—	—	—	—	—
Net (loss) income attributable to The9 Limited	(411,234,755)	(303.4)	(974,859,050)	(902.1)	20,003,614	2,817,450	10.9
Change in redemption value of redeemable noncontrolling interest	—	—	—	—	—	—	—
Net (loss) income attributable to shareholders of ordinary shares	(411,234,755)	(303.4)	(974,859,050)	(902.1)	20,003,614	2,817,450	10.9
Other comprehensive (loss) income, net of tax:	—	—	—	—	—	—	—
Currency translation adjustments	3,984,443	2.9	166,220	0.2	785,331	110,612	0.4
Total comprehensive (loss) income	(412,840,825)	(304.6)	(979,326,035)	(906.2)	13,361,710	1,881,958	7.2

Note:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB7.0999 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—Selected Financial Information—Exchange Rate Information.”

Year 2023 Compared to Year 2022

Revenues. Our revenues increased by 65.7%, from RMB108.1 million in 2022 to RMB179.0 million (US$25.2 million) in 2023, primarily because of the increase in cryptocurrency mining activities and the rise in the price of Bitcoin.

Cost of Revenue. Cost of revenue increased by 36.4% from RMB155.3 million in 2022 to RMB211.9 million (US$29.8 million) in 2023, primarily due to the increase in electric charge and service fee in cryptocurrency mining.

Product Development Expenses. Product development expenses decreased by 19.0% from RMB2.4 million in 2022 to RMB2.0 million (US$0.3 million) in 2023. The decrease was primarily due to the business justification of the online game MetaGoal and therefore no longer incurred development expenses on MetaGoal.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 50.5% from RMB3.5 million in 2022 to RMB1.7 million (US$0.2 million) in 2023. The decrease in sales and marketing expenses was primarily due to the decrease of marketing expenses on online games.

General and Administrative Expenses. General and administrative expenses decreased by 43.6% from RMB360.0 million in 2022 to RMB203.1 million (US$28.6 million) in 2023. The decrease was primarily due to the decrease in share-based compensation to senior management.

Impairment on Cryptocurrency. In December 2023, FASB issued an updated accounting standard ASU 2023-08. Effective January 1, 2023, we adopted early on this updated accounting standard, our crypto assets are measured at fair value.  There were no impairment of cryptocurrencies recognized in 2023 as the fair value of our cryptocurrencies exceeded the carrying value of our cryptocurrencies. Prior to the adoption of ASU 2023-08, the useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB58.6 million in 2022, based on the impairment assessment performed after considering our cryptocurrencies carrying amount exceeded its fair value at any time subsequent to their acquisition.

Impairment on Equipment. Our impairment on equipment decreased from RMB176.9 million in 2022 to RMB161.0 million (US$22.7 million) in 2023, primarily because of the fluctuations of market price of computer equipment.

Impairment on Advance and Other Assets. We recorded impairment on advance and other assets of RMB23.7 million in 2022. No impairment on advance and other assets was recognized in 2023. The difference was primarily due to the impairment of deposit paid to our partners who operate data centers before we deploy our machines for our cryptocurrency mining business.

Realized Gain on Exchange Digital Assets. Our realized gain on exchange digital assets increased from RMB10.9 million in 2022 to RMB42.8 million (US$6.0 million) in 2023, primarily because of the rise in the prices of cryptocurrencies.

Fair value Change on Digital Assets. No fair value change on digital assets was recognized in 2022. We recorded fair value change on digital assets of RMB40.0 million (US$5.6 million) in 2023. The difference was primarily due to the early adoption of ASU 2023-08, effective January 1, 2023.

Impairment on Equity Investments. We recorded impairment on equity investments of RMB17.3 million in 2022. No impairment on equity investments was recognized in 2023. The difference was primarily due to impairment loss on Skychain Technologies Inc. recognized in 2022.

Gain (Impairment) on Other Investments. We recognized loss on other investments amounted to RMB30.0 million in 2022, primarily due to the impairment of investments in FF Intelligent and SMI. We recognized gain on other investments amounted to RMB3.5 million (US$0.5 million) in 2023, primarily due to the gain on our investment in SMI, partially offset by the loss on our investments in FF Intelligent and Nano Labs.

Gain (Loss) on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB3.7 million in 2022. We had a gain on disposal of subsidiaries of RMB0.3 million (US$0.04 million) in 2023. The difference was primarily due to loss on disposal of NSWAP Singapore Pte. Ltd. in 2023.

Interest Expenses. We recorded interest expenses amounting to RMB23.3 million in 2022, mainly resulting from non-cash amortization of debt discount and interest expense relating to the convertible notes. We recorded interest expenses amounting to RMB31.4 million (US$4.4 million) in 2023, mainly resulting from increase in non-cash amortization of debt discount and interest expense relating to the convertible notes.

Gain from Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB37.2 million in 2022, mainly related to the convertible notes we issued in March 2021 and August 2022. We had a gain from change in fair value of conversion feature derivative liability of RMB23.2 million (US$3.3 million) in 2023, mainly related to the convertible notes we issued in March 2021 and November 2023.

Gain on Disposal of Equity Investee and Available For-Sale Investments. We had gain on disposal of equity investee and available for-sale investments of RMB0.7 million in 2022 and RMB1.7 million (US$0.2 million) in 2023. The increase was primarily due to sales of investment on SMI.

Gain on Extinguished Liabilities of WoW. No gain on extinguished liabilities of WoW was recognized in 2022. We had a gain on extinguished liabilities of WoW of RMB175.3 million (US$24.7 million) in 2023. The difference was primarily due to our derecognized refund liabilities relating to WoW games and recognized a gain on extinguished liabilities of WoW in 2023.

Foreign Exchange Loss. we recorded foreign exchange loss of RMB6.3 million in 2022 and RMB6.8 million (US$1.0 million) in 2023.

Other (Expenses) Income, Net. We recorded other income amounting to RMB10.8 million in 2022, mainly relating to the Group recorded about RMB54.7 million settlement payment to Splendid Days and a third-party in 2021. We recorded other income amounting to RMB8.3 million (US$1.2 million) in 2023, mainly relating to the other income from collection of accounts receivables of 51 miners in 2023, which was recorded as impaired in 2022.

Loss from Discontinued Operations, Net of Tax. We had loss from discontinued operations of RMB286.1 million in 2022 and RMB2.0 million (US$0.3 million) in 2023. The difference was primarily due to the loss from operations of the NFT business, which had been reclassified and presented as discontinued operations for all periods presented in this annual report.

Gain on disposal of discontinued operations. We had a gain on disposal of discontinued operations of RMB158.8 million (US$22.4 million) in 2023, which was primarily due to the gain on disposal of NFT business.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB20.0 million (US$2.8 million) in 2023, as compared with net income attributable to holders of ordinary shares of RMB974.9 million in 2022.

Year 2022 Compared to Year 2021

Revenues. Our revenues decreased by 20.3%, from RMB135.6 million in 2021 to RMB108.1 million in 2022, primarily because of the fall in the price of Bitcoin.

Cost of Revenue. Cost of revenue increased by 76.9% from RMB87.8 million in 2021 to RMB155.3 million in 2022, primarily due to the increase of depreciation expenses on Bitcoin mining machines.

Product Development Expenses. Product development expenses increased by 26.9% from RMB1.9 million in 2021 to RMB2.4 million in 2022. The increase was primarily due to our development on new game.

Sales and Marketing Expenses. Sales and marketing expenses increased by 420.3% from RMB0.7 million in 2021 to RMB3.5 million in 2022. The increase in sales and marketing expenses was primarily due to increase of marketing expenses on online games .

General and Administrative Expenses. General and administrative expenses increased by 24.0% from RMB290.3 million in 2021 to RMB360.0 million in 2022. The increase was primarily due to the increase in share-based compensation to senior management.

Impairment on Cryptocurrencies. We recognized an impairment of cryptocurrencies amounting to RMB50.9 million in 2021, based on the impairment assessment performed after considering our Bitcoin carrying amount exceeded its fair value at any time subsequent to their acquisition. We recognized an impairment of cryptocurrencies amounting to RMB58.6 million in 2022, based on the impairment assessment performed after considering our cryptocurrencies carrying amount exceeded its fair value at any time subsequent to their acquisition.

Realized Gain on Exchange Digital Assets. We recognized realized gain of exchange digital assets of nil in 2021 and RMB10.9 million in 2022, primarily because of the rise in the prices of cryptocurrencies.

Impairment on Advance and Other Assets. No impairment on advance and other assets was recognized in 2021. We recorded impairment on advance and other assets of RMB23.7 million in 2022. The difference was primarily due to the impairment of deposit paid to our partners who operate data centers before we deploy our machines for cryptocurrency mining business.

Impairment on Equipment. Our impairment on equipment increased from RMB11.6 million in 2021 to RMB176.9 million in 2022, primarily because of the fluctuations of market price of computer equipment.

Gain on Disposal of Subsidiaries. We had a gain on disposal of subsidiaries of RMB15.0 million in 2021, which included RMB9.4 million pertaining to the loss of control of Red 5 Studios, Inc. Red 5 Studios, Inc. was an online game development studio we invested and based in the U.S., which had been inactive for the past few years. We had a loss on disposal of subsidiaries of RMB3.7 million in 2022.

Impairment on Equity Investments. We recorded impairment on equity investments of 7.6 million in 2021 and RMB17.3 million in 2022. The difference was primarily due to impairment loss on Skychain Technologies Inc. recognized in 2022 and impairment loss on Skychain Technologies Inc and Nanyang Herbs Pte. Ltd. in 2021.

Impairment (Gain) on Other Investments. We recognized gain on other investments amounting to RMB17.2 million in 2021, primarily due to the net effect on the gain we recognized on the rebooking the investment in FF Intelligent, less its subsequent impairment, and our investment in SMI; less the impairment losses we recognized in other investment. We recognized loss on other investments amounting to RMB30.0 million in 2022, primarily due to the impairment of investments of FF Intelligent ,SMI and Skychain.

Interest (Expenses), Net. We recorded interest expenses amounting to RMB119.2 million in 2021, mainly resulting from a non-cash amortization of debt discount and interest expense relating to the convertible notes we issued in February and March 2021. We recorded interest expenses amounting to RMB23.3 million in 2022, mainly resulting from decrease of non-cash amortization of debt discount and interest expense relating to the convertible notes.

Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB62.2 million in 2021, mainly related to the convertible notes we issued in February 2021 and March 2021 and August 2022. We had a gain from change in fair value of conversion feature derivative liability of RMB37.2 million in 2022, mainly related to the convertible notes we issued in August 2022 and March 2021.

Other (Expenses) Income, Net. We recorded other expenses amounting to RMB44.6 million in 2021, mainly relating to the refund made to investors who invested in our previous CrossFire New Mobile Game project. Since the refund was made at a discount, we recorded other income together with the extinguishment of the respective liabilities. We recorded other income amounting to RMB10.8 million in 2022, mainly relating to the Group recorded about RMB54.7 million settlement payment to Splendid Days and a third-party in 2021.

Loss from Discontinued Operations, Net of Tax. We had loss from discontinued operations of RMB24.1 million in 2021 and RMB286.1 million in 2022. The difference was primarily due to the loss from operations of the NFT business, which had been reclassified and presented as discontinued operations for all periods presented in this annual report.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB974.9 million in 2022, as compared with net income attributable to holders of ordinary shares of RMB411.2 million in 2021.

B.Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in Hong Kong, Singapore and the Chinese mainland. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

We have gradually and significantly reduced our business operation through the variable interest entity in the Chinese mainland. In terms of our business operations in the Chinese mainland, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Specifically, Shanghai Hui Ling, one of our Chinese mainland subsidiaries, obtains funds from the entities in the Chinese mainland in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

We acknowledge that the PRC government imposes controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of the Chinese mainland. However, under existing foreign exchange regulations of the Chinese mainland, payments of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, we are able to pay dividends in foreign currencies without prior approval from SAFE or designated banks. Approval from or registration with appropriate government authorities and authorized banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the agreements governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in the Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.”

Current regulations of the Chinese mainland restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our Chinese mainland subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2023, such restricted portion was RMB77.4 million (US$10.9 million). We have not directed our Chinese mainland subsidiaries or the variable interest entity to distribute any dividends to-date.

In 2021, 2022 and 2023, our Cayman Islands holding company transferred cash in the total amount of nil, RMB10.3 million and RMB56.4 million (US$7.9 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of nil, nil and RMB49.7 million (US$7.0 million) from our subsidiaries, respectively.

In 2021, 2022 and 2023, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB2.3 million, RMB5.1 million and RMB0.5 million (US$0.1 million) to our subsidiaries, respectively, and received cash from in the total amount of RMB58.3 million, RMB17.0 million and RMB10.0 million (US$1.4 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received RMB6.8 million, RMB3.7 million and nil of service income from our subsidiaries in 2021, 2022 and 2023, respectively.

In 2021, 2022 and 2023, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2021, 2022 and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2021, 2022 and 2023, our wholly-owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-26 to F-29 of this annual report on Form 20-F.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2021, 2022 and 2023, we had RMB428.4 million, RMB58.1 million and RMB45.2 million (US$6.4 million), respectively, in cash and cash equivalents. The decrease in cash and cash equivalents from 2022 to 2023 was primarily due to continued cash outflow in connection with operating activities and administrative expenses. The decrease in cash and cash equivalents from 2021 to 2022 was primarily due to continuous cash outflow in connection with our product development and sales and marketing activities.

We had an accumulated deficit of approximately RMB4,356.8 million (US$613.6 million) as of December 31, 2023. Our total current assets exceeded total current liabilities as of the same date. We generated negative cash flow from operating in 2023. However, we believe our current cash and cash equivalents and positive working capital position as of December 31, 2023, and as of the filing date of this annual report are sufficient to meet our current obligation payments for the next twelve months plus a day from the filing date of this annual report.

To meet our working capital needs, we are also considering multiple alternatives, including but not limited to additional equity and debt financing, as described below. We may incur losses, negative cash flows from operating activities and negative working capital position in the future. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Company and Our Industry—We may incur losses, negative cash flows from operating activities and negative working capital position in the future.”

Additional Equity and Debt Financing

In December 2018, we failed to repay the senior convertible notes we issued and sold in December 2015 upon the maturity date and later proceeded with a settlement with Splendid Days, the holder of the convertible notes, in relation with repayment schedule for the overdue convertible notes. On May 29, 2020, we entered into a settlement deed with Splendid Days and other applicable parties. Pursuant to the settlement deed, the interest rate on the convertible notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original convertible notes issuance date until February 21, 2020, the date on which interest stopped to accrue on the convertible notes. We settled approximately US$50.0 million of the total outstanding amount due to Splendid Days and its affiliates in aggregate by cash and further settled the remaining portion on June 12, 2020 by an initial issuance of 32,400,000 Class A ordinary shares to Splendid Days. The interest-free loan of US$5.0 million extended by Ark Pacific Associates Limited, an affiliate of Splendid Days, was waived in December 2020. In April 2022 we renegotiated and signed another settlement deed pursuant to which we agreed to pay Splendid Days and a third party a total of approximately US$8.6 million in order to settle outstanding claims under the convertible notes. In June 2022 we have paid US$5.4 million and in December we have paid US$0.2 million to Splendid Days. In June 2023, we paid the remaining US$3 million according to the settlement deed. We do not have any further payment obligation on this matter.

In February 2020, we issued and sold (i) a one-year convertible note in a principal amount of US$500,000, (ii) 70,000 ADSs, each ADS representing thirty Class A ordinary shares then, and (iii) 3,300,000 Class A ordinary shares, for an aggregate consideration of US$500,000 to Iliad Research and Trading, L.P. The convertible note bears interest at a rate of 6.0% per year, compounded daily. The convertible note was fully repaid and settled in December 2020. Upon repayment of the convertible note, we repurchased 3,300,000 Class A ordinary shares previously issued to Iliad for nominal consideration. In October 2020, we completed an offering of 2,350,000 ADSs and 27,025,000 warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares then, and raised net proceeds of US$8.1 million. The warrants were partially exercised in 2021, with the net proceeds being US$9 million. As of the date of this annual report, the remaining warrants had expired.

In October 2020, we completed an offering by issuing 70,500,000 Class A ordinary shares and 27,025,000 warrants to purchase 2,702,500 ADSs, each ADS representing thirty Class A ordinary shares then and each warrant exercisable for the purchase of 0.1 ADS, including 3,525,000 warrants to purchase an additional 352,500 ADSs, each ADS representing thirty Class A ordinary shares then, pursuant to the over-allotment option granted to the underwriter to purchase additional warrants to cover over-allotments. In connection with this offering, we issued representative warrants to purchase 117,500 ADSs, each representing thirty Class A ordinary shares, to the underwriter of the offering. We received net proceeds of US$8.1 million from this offering. Most of the warrants and representative warrants were exercised by cash and other means in 2021. In 2021, we received an additional amount of US$9.98 million. The approximate total amount of proceeds from the offering is US$18.6 million. As of the date of this annual report, the remaining warrants had expired.

On January 25, 2021, we entered into a purchase agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li. Pursuant to the purchase agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the investors in February 2021. The warrants were divided into four equal tranches. The exercise price of each of the warrants in the first three tranches was US$0.1233 per Class A ordinary share while the exercise price of each of the warrants in the fourth tranche was US$0.2667 per Class A ordinary share. The warrants were only exercisable upon the satisfaction of certain conditions in connection with our market capitalization. In addition, the third tranche would be automatically forfeited with nil consideration if the second tranche fails to become exercisable within certain specified timeframe and the fourth tranche would be automatically forfeited with nil consideration if the second and third tranches fail to become exercisable within certain specified timeframe. We had the option to request the investors to make payment of the purchase price and the exercise price for the warrants in cash, cryptocurrencies or a combination of both. The investors were entitled to collectively appoint one director to our board of directors. The appointment right would automatically terminate on the later of (i) the third anniversary of the closing date, i.e., January 25, 2024, and (ii) the date on which the investors collectively hold less than 5% of our total number of ordinary shares on a fully diluted basis. The transaction was closed in February 2021 and we issued 8,108,100 Class A ordinary shares for total purchase price of US$1.0 million fully in cash. As of the date of this annual report, none of the warrants was exercised. On July 15, 2022, we entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the fourth tranche, which represented warrants issued to JPKONG LTD. to purchase 23,099,093 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share and warrants issued to Qifeng Sun Ltd. to purchase 11,549,547 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share. The cancellation would not affect the terms or conditions of the other three tranches. As of the date of this annual report, the remaining warrants had expired.

In February 2021, we issued and sold (i) a one-year convertible note in a principal amount of US$5,000,000, (ii) 50,000 ADSs, each ADS representing thirty Class A ordinary shares then, and (iii) 10,000,000 Class A ordinary shares, for an aggregate consideration of US$5,000,000 to Streeterville. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price of US$14 per ADS, each ADS representing thirty Class A ordinary shares then, subject to adjustment. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs. In the event the principal amount and interest accrued for the convertible note issued to Streeterville are fully repaid, we have the right to repurchase the remaining Class A ordinary shares held by Streeterville that are unsold at US$0.0001 per share. The convertible notes are repaid in full in 2021.

In February 2021, we entered into a standby equity distribution agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, pursuant to which we would be able to sell up to US$100.0 million of our ADSs, each ADS representing thirty Class A ordinary shares then, solely at our request at any time during the 36 months following the date of the standby equity distribution agreement. Yorkville Advisor Global, LP agreed that, during the term of the standby equity distribution agreement, neither Yorkville Advisor Global, LP nor its affiliates would engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. On August 27, 2021, we and Yorkville Advisor Global, LP agreed to terminate the standby equity distribution agreement and entered into a new standby equity distribution agreement. We did not issue any securities pursuant to the original standby equity distribution agreement. Pursuant to the new standby equity distribution agreement, we would be able to sell up to US$100.0 million of its ADSs solely at our request at any time during the 36 months following the date of the new standby equity distribution agreement. In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares, par value of $0.01 per share. On November 17, 2021, we sent the first advance notice to the purchaser for an aggregate amount of $10 million. The aggregate purchase price of the ADSs was $9,600,000 and the purchase price per ADS was $9.91.

In February 2021, we entered into share purchase agreements with each of four investors in the cryptocurrencies mining industry. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to these investors for an aggregate consideration of US$11.5 million. The transactions were completed. A resale registration statement on Form F-3 covering resale of the investors’ Class A ordinary shares was filed on May 3, 2021.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we were obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs. In January 2023, we and Streeterville entered into an amendment to the promissory note to extend the maturity of the convertible note to March 17, 2024, and the extension fee is 4% of the outstanding balance of the note. The convertible note has been partially repaid and the remaining outstanding amount was approximately US$6.4 million, as of March 31, 2024. From July 2023 to January 2024, we issued 102,838,860 Class A ordinary shares in aggregate to Streeterville for repayment of the convertible note.

On March 31, 2021, we entered into an underwriting agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of an warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. As of the date of this annual report, the remaining warrants had expired.

In August 2022, we issued and sold a one-year convertible note in a principal amount of US$5,500,000 to Streeterville for an aggregate consideration of US$4,985,000. The note carries an original issue discount of $500,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$840,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs. As of the date of this annual report, we had fully repaid the note.

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire two years from the date of issuance. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

We may continue to carry out similar equity financing in the future.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(704,287)	(154,038)	(46,320)	(6,524)
Net cash provided by (used in) investing activities	(125,479)	(249,596)	4,732	666
Net cash provided by financing activities	1,227,436	33,026	32,202	4,536
Effect of foreign exchange rate changes on cash and cash equivalents	(945)	251	(3,456)	(487)
Net change in cash and cash equivalents	396,725	(370,357)	(12,842)	(1,809)
Cash and cash equivalents at the beginning of year	31,696	428,421	58,064	8,178
Cash and cash equivalents at the end of year	428,421	58,064	45,222	6,369

Operating Activities

Net cash used in operating activities was RMB46.3 million (US$6.5 million) in 2023, compared to RMB154.0 million in 2022 and RMB704.3 million in 2021. The decrease in net cash used in operating activities in 2023 was mainly due to the fact that we ceased the operations of the NFT business and its related blockchain-based online game in January 2023.

The net cash used in operating activities in 2023 reflected a net income of RMB12.6 million (US$1.8 million), primarily due to (i) cryptocurrency mining revenue of RMB168.3 million (US$23.7 million), (ii) gain on extinguished liabilities of WoW of RMB175.3 million (US$24.7 million), and (iii) gain on disposal of discontinued operations of RMB158.8 million (US$22.4 million), partially offset by (i) impairment loss of equipment and intangible assets of RMB161.0 million (US$22.7 million), (ii) decrease of cryptocurrencies for payment for operating activities and sale of cryptocurrencies for cash of RMB223.7 million (US$31.5 million), (iii) Depreciation and amortization of property, equipment and software of RMB86.9 (US$12.2 million), and (iv) share-based compensation expense of RMB70.8 million (US$10.0 million).

The net cash used in operating activities in 2022 reflected a net loss of RMB979.5 million, primarily due to (i) decrease in accrued expense and other current liabilities of RMB71.7 million, (ii) gain from change in fair value of conversion feature derivative liability of RMB37.2 million, and (iii) cryptocurrency mining revenue of RMB97.9 million, partially offset by (i) decrease in prepayments and other current assets of RMB71.3 million, (ii) payment for operating activities of RMB83.4 million, (iii) increase in accounts payable of RMB121.8 million, (iv) share-based compensation expense of RMB202.3 million, (v) impairment loss of equipment, intangible assets of RMB176.9 million, (vi) impairment on advance and other assets of RMB159.2 million, (vii) depreciation and amortization of property, equipment and software of RMB91.4 million, and (viii) impairment of cryptocurrencies of RMB58.6 million.

The net cash used in operating activities in 2021 reflected a net loss of RMB416.8 million, primarily due to (i) cryptocurrency mining revenue of RMB128.6 million, (ii) increase in prepayments and other current assets of RMB537.1 million, and (iii) gain from change in fair value of conversion feature derivative liability of RMB62.2 million, partially offset by (i) impairment of cryptocurrencies of RMB50.9 million, (ii) share-based compensation expense of RMB150.2 million, (iii) depreciation and amortization of property, equipment and software of RMB47.4 million, (iv) amortization of discount and interest on convertible notes of RMB120.6 million, and (v) increase of accrued expense and other current liabilities of RMB60.3 million.

Investing Activities

Net cash provided by investing activities was RMB4.7 million (US$0.7 million) in 2023, which primarily included (i) proceeds from disposal of other investment of RMB5.2 million (US$0.7 million), and (ii) refund received from other investment of RMB1.5 million (US$0.2 million), partially offset by purchase of property, equipment and software of RMB2.1 million (US$0.3 million).

Net cash used in investing activities was RMB249.6 million in 2022, which primarily included (i) purchase of property, equipment and software of RMB248.8 million, and (ii) purchase of other investments of RMB23.2 million, partially offset by proceeds from (i) proceeds from disposal of other investment of RMB16.6 million, and (ii) refund from received subscribed tokens and other investment of RMB4.5 million.

Net cash used in investing activities was RMB125.5 million in 2021, which primarily included (i) purchase of property, equipment and software of RMB75.6 million, (ii) purchase of other investments of RMB46.6 million, and (iii) purchase of equity method investments of RMB13.9 million, partially offset by proceeds from disposal of property, equipment and software of RMB11.7 million.

Financing Activities

Net cash provided by financing activities in 2023 was RMB32.2 million (US$4.5 million), primarily attributable to the proceeds from issuance of convertible note of RMB85.3 million (US$12.0 million), partially offset by (i) repayments of convertible notes of RMB42.9 million (US$6.0 million), and (ii) repayment of loans from a related party of RMB9.5 million (US$1.3 million).

Net cash provided by financing activities in 2022 was RMB33.0 million, primarily attributable to the proceeds from issuance of convertible note of RMB33.7 million, partially offset by repayment of loans from a related party of RMB2.6 million.

Net cash provided by financing activities in 2021 was RMB1,227.4 million, primarily attributable to (i) the proceeds from issuance of ordinary shares and warrants of RMB1,011.5 million, (ii) the proceeds from issuance of convertible note of RMB161.6 million, and (iii) proceeds from warrants exercises of RMB64.5 million partially offset by (i) ADS issuance fee of RMB3.7 million, and (ii) repayment of loans from a related party RMB 6.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our purchase of mining machines, convertible notes payable and operating lease obligations.

We incurred capital expenditures of RMB75.6 million, RMB248.8 million and RMB2.1 million (US$0.3 million) in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, the capital expenditures principally consisted of purchases of cryptocurrency mining machines. We may continue to purchase cryptocurrency mining machines depending on the market situation.

Our convertible notes payable include the one-year convertible notes in a principal amount of US$20 million issued to Streeterville Capital, LLC and the two-year convertible notes in a principal amount of US$6 million issued to Bripheno Pte. Ltd. If Streeterville Capital, LLC and Bripheno Pte. Ltd. convert the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced. As of December 31, 2023, we have RMB50.0 million (US$7.0 million) of convertible debt-current and RMB16.7 million (US$2.4 million) of convertible debt-non-current.

Our operating lease obligations includes the lease of office space, parking lots and warehouse. As of December 31, 2023, we have RMB4.4 million (US$0.6 million) of current portion of operating lease liabilities and RMB2.8 million (US$0.4 million) of non-current portion of operating lease liabilities.

C.Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on development of AI applications. Our product development expenses were RMB1.9 million, RMB2.4 million and RMB2.0 million (US$0.3 million) in 2021, 2022 and 2023, respectively.

D.Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2024 and ending on the date of this annual report that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in our consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of affiliated entity in the Chinese mainland, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

Revenue Recognition

We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. We do not believe that significant management judgments are involved in revenue recognition. We adopted ASC 606 using the modified retrospective transition approach method, reflecting the cumulative effect of initially applying the standard to revenue recognition as of January 1, 2018. We evaluated all revenue streams to assess the impact of implementing ASC 606 on revenue contracts. The adoption did not have an effect over the consolidated financial statements on the adoption date and no adjustment to prior year consolidated financial statements was required. Under ASC 606, Revenue from contracts with customers, the core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when we satisfy a performance obligation.

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

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty arising from the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Cryptocurrency Mining Revenue

Our cryptocurrency mining revenues are in Bitcoin. We generate our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in our contract with the mining pool operator and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award from the mining pool operator based on the daily computing power provided to the mining pool operator. Our enforceable right to compensation begins only when, and lasts as long as, we provide computing power to the mining pool operator on a daily basis. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different from the fair value at contract inception. The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the crypto asset consideration is determined using the quoted price for Bitcoin at the beginning of the contract period. This amount is recognized as revenue as hash rate is provided to the mining pool operator.

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

When acting as agent

With respect to games license arrangements we entered into with third-party operators, if the terms provide that (i) third-party operators are responsible for providing game desired by the game players; (ii) the hosting and maintenance of game servers for running the games are the responsibility of third-party operators; (iii) third-party operators have the right to review and approve the pricing of in-game virtual items and the specification, modification or update of the game we made; and (iv) publishing, providing payment solution and market promotion services are the responsibilities of third-party operators and we are responsible to provide the license of intellectual property and subsequent technical services, then we consider ourselves as an agent of the third-party operators in such arrangement with game players. Accordingly, we record the game revenues from these licensed games, net of amounts paid to the third-party operators.

Licensing revenue

We license our proprietary online games to other game operators and receive license fees and royalty income in connection with their operation of the games. License fee revenue is recognized evenly throughout the license period after commencement of the game, given that our intellectual property rights subject to the license are considered to be symbolic and the licensee has the right to access such intellectual property rights as they exist over time when the license is granted. Monthly revenue-based royalty payments are recognized when the services are delivered, provided that collectability is reasonably assured. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services.

Other than Bitcoin, we are also engaged in the mining of Filecoin. We generate Filecoin mining income through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Filecoin awards from the main networks.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoin to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoin to the miners. We cooperate with a third-party company where we contribute mining machines and the third party contributes Filecoin for pledging to the Filcoin main network. Under this mining cooperation, the Filecoin mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore, in the early stage of the 540 days mining process, we did not own any Filecoin. Since it is not probable that a significant reversal of cumulative income will not occur, we do not recognize any Filecoin mining income before we start to own the Filecoin being mined. We started to own the Filecoin being mined from January 1, 2022. We rely on a Filecoin mining company to manage the Filecoin mining instead of managing by itself as the Bitcoin mining operation. We cannot control the timing and quantity if any of Filecoin to receive and earn. Accordingly, we only records Filecoin income as investment income when it actually receives the Filecoin in its cryptocurrency wallet.  The Filecoin income is included in other income line item in the accompanying consolidated statements of operations and comprehensive income (loss) in the amount of RMB0.8 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2022 and 2023, respectively.

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

Effective January 1, 2023, we has elected to early adopt ASU 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in change in fair value of cryptocurrencies and in operating income (loss) on the consolidated statements of operations and comprehensive income (loss), as of and for the year ended December 31, 2023. We track the cost basis of cryptocurrencies in accordance with the first-in-first-out method of accounting. See note <10> to our consolidated financial statements, which are included in this annual report, for further information regarding the impact of the adoption of ASU 2023-08 on us.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2021, 2022 and 2023, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2021, 2022 and 2023, we did not have any material interest and penalties associated with tax positions.

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

Share-Based Compensation

We have granted share-based compensation awards to certain employees, directors and consultants under several equity plans. We measure the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. We recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, we use graded vesting over the longer of the derived service period or when the performance condition is considered probable. We determine the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded our private subsidiaries, the fair value of shares is estimated based on the equity value of the subsidiary. We evaluate the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting, or ASU 2018-07, to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

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

In September 2023, our board of directors and board committees authorized and approved the issuance of an aggregate number of 214,650,000 Class A ordinary shares of our Company (equivalent to 715,500 ADSs) pursuant to the restricted shares and restricted share units granted to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to our independent directors as part of their compensation for their services as our independent directors for the next three years.

Share-based compensation expenses of RMB150.2 million, RMB202.3 million and RMB70.8 million (US$10.0 million) were recognized for the year ended December 31, 2021, 2022 and 2023, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors.

Allowance for doubtful accounts

Starting from January 1, 2020, we adopted Accounting Standards Update, or ASU No. 2016-13. Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in Accounting Standards Codifications, or ASC, Topic 326, Credit Losses, or ASC 326. ASU 2016-13 replaces the existing incurred loss impairment model and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses, or CECL, methodology which will result in more timely recognition of credit losses. There was no significant impact on its consolidated financial statements and related disclosures as a result. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. We provided an allowance for doubtful accounts of RMB0.6 million, RMB20.8 million and RMB17.8 million (US$2.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We wrote off an amount of RMB1.3 million, RMB3.8 million and RMB 0.1 million (US$0.01 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment of equipment, intangible assets and long lived assets

We review long-lived assets and intangible assets other than cryptocurrencies for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. Impairment charges relating to intangible assets and other assets amounting to RMB11.6 million, RMB176.9 million and RMB161.0 million (US$22.7 million) were recognized in 2021, 2022 and 2023, respectively.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. Impairment gain on investments of RMB9.6 million, impairment loss of RMB47.2 million and impairment gain of RMB3.5 million (US$0.5 million) was recognized in 2021, 2022 and 2023, respectively.

Consolidation of Variable Interest Entity, or VIE

Historically majority of our revenues was derived from online game operation in the Chinese mainland. Laws and regulations of the Chinese mainland, including the GAPP Circular and the Administrative Measures on Network Publication prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of Chinese mainland entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIE to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WFOE, and to secure performance of all obligations of the VIE and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIE granted WFOE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIE. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the laws and regulations of the Chinese mainland. We also believe that the minimum amount of consideration permitted by the applicable laws of the Chinese mainland to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIE is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIE economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining. We expect going forward that a majority of our revenues will be sourced outside of the Chinese mainland, and the revenues to be recorded in the variable interest entity will be minimal.

Refund of WoW Game Points

As a result of the loss of the World of Warcraft, or WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards, which we recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from we. We recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB201 million.

Upon the loss of the WoW license, we concluded the nature of the obligation substantively changed from deferred revenue, for which we had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. We has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, shall be recorded as other operating income after we is legally released from the obligation to refund amounts under the applicable laws. In 2012, after consultation with its legal counsel, we concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date we publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26 million was recognized as other operating income for the year ended December 31, 2011.

The remaining refund liability relating to the activated but unconsumed WoW game points amounted to RMB170 million (US$23.9 million), the remaining advance from customer about WoW amounted to RMB 5.3 million (US$0.8 million). Albeit the fact that there has been no claim of refund for more than 10 years, we previously took a conservative approach and decided that it would not be released from this liability until 2029 unless it publicly announces a refund policy. In 2023, the successor of the WoW game license in China also ceased the operation of WoW in China. To our knowledge, there has been no noticeable public complaint relating to refund. We then reconsidered whether it is still reasonable to keep the refund liability on the balance sheet. We believes that the likelihood as to certain gamer comes to we to claim unconsumed WoW game points is remote, primarily because (i) back to the years when we operated WoW, the majority of our sale of WoW game points was through physical game cards as the electronic payment system in China was not well-developed like these days; it is unlikely that gamers still keep any physical WoW game cards, (ii) there has not been any occurrence of refund claim in more than 10 years since we ceased the operation of WoW game, and due to the inactivity, we already disposed the computer servers that were used to store the operating data of the WoW game for cost considerations, and (iii) when the successor of the WoW game license in China took over the WoW game, it allowed the gamers to keep their unconsumed WoW game points and transited to its domain, which also makes it unlikely for gamers to claim refunds from we after all these years.

We engaged an external legal counsel to look into this matter, analyzed different scenarios regarding such potential claims from different parties against we. Based on their legal opinion, for all who may have the right to claim the refund from we, the statute of limitations applicable to their claims have expired, there are no other statutory circumstances of suspension or interruption of the statute of limitations. Therefore, there is no need to apply the protection of the maximum statute of limitations of 20 years, and these potential plaintiffs had lost the right to win the lawsuit. The external legal counsel further concluded that these potential plaintiffs had been unable to realize their claims through legal means and that the debt between these subjects and we had been extinguished from the legal point of view. Therefore, under ASC 405, we derecognized such liability and recognized the gain on extinguished liabilities of WoW of RMB175.3 million (US$24.7 million) as of and for the year ended December 31, 2023.

Convertible Notes and Beneficial Conversion Feature

We have issued convertible notes and warrants in December 2015. We have evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on our evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion pursuant to the terms of the convertible note agreement is below market value. In these instances, the value of the beneficial conversion feature is determined as the intrinsic value of the conversion feature, which is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceeds is allocated to the warrant based on the fair value of the warrants as of the date of issuance. The allocated fair values for the warrants and beneficial conversion feature are both recorded in the financial statements as debt discounts from the face amount of the notes, which are then accreted to interest expense over the life of the related debt using the effective interest method.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	57	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1)(2)	63	Independent Director
Kwok Keung Chau(1)(2)	47	Independent Director
Ka Keung Yeung(1)(2)	65	Independent Director
George Lai (Lai Kwok Ho)	47	Director and Chief Finance Officer

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Davin A. Mackenzie has served as our independent director since July 2005. From August 2017 to September 2022, Mr. Mackenzie was the General Manager of Greater China for Scape, a developer and operator of purpose-build student accommodation. From December 2018 to December 2021, he was the Managing Director – Asia Pacific for the Madison Sports Group and the promoter of the Six Day series of track cycling events. Mr. Mackenzie was a consultant of Spencer Stuart Beijing Office, a renowned global executive search company, from 2012 to 2016. From 2009 to 2011, Mr. Mackenzie was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focuses on the China market. Prior to Peak Capital, Mr. Mackenzie worked with the International Finance Corporation, a private sector arm of The World Bank Group, for seven years, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C., and at First National Bank of Boston in Taiwan. Mr. Mackenzie received a bachelor’s degree in Government from Dartmouth College. He received a master’s degree in international studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves as an independent non-executive director of China Tobacco International (HK) Company Limited (SEHK: 06055) since December 2018, an independent non-executive director of Bank of Zhangjiakou Co., Ltd. since April 2020, an independent non-executive director and the chairman of the audit committee of Suzhou Basecare Medical Corporation Limited (SEHK 02170) since October 2021, and an independent non-executive director and the chairman of the audit committee of China Infrastructure and Logistics Group Limited (SEHK 01719) since May 2022. From June 2023 to January 2024, Mr. Chau was a non-executive independent director of Laekna, Inc. (SEHK: 02105). Mr. Chau served as the chief financial officer from September 2020 to January 2024 and executive director from December 2020 to January 2024 of BetterLife Holding Limited (SEHK: 06909), responsible for overall financial planning and management, company secretarial affairs, coordination of investors relations and administrative work. From October 2017 to November 2022, Mr. Chau was an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Limited (SEHK: 02779). From November 2007 to January 2020, Mr. Chau was an executive director and the chief financial officer of Comtec Solar Systems Group Limited, responsible for corporate financial and general management. From May 2014 to May 2019, he was an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd. (SEHK: 06198; SSE: 601298). From December 2019 to August 2021, he was an independent non-executive director and the chairman of the audit committee of Forward Fashion (International) Holdings Company Ltd. (SEHK: 02528). He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Prior to joining Comtec Solar in November 2007, Mr. Chau served in various positions at China.com Inc., (SEHK: 08006) from October 2005 to October 2007, including vice president of the finance department, chief financial officer, company secretary and authorized representative. Prior to joining China.com Inc., Mr. Chau served as the deputy group financial controller of China South City Holdings Limited (SEHK: 01668) from August 2003 to April 2005. Before that, he served as the financial controller of Shanghai Hawei New Material and Technology co., Ltd. from June 2002 to August 2003. Mr. Chau has been a member of the Association of Chartered Certified Accountants since June 2002, a Chartered Financial Analyst of the CFA Institute since September 2003, a member of the Hong Kong Institute of Certified Public Accountants since July 2005, and a fellow member of the Institute of Public Accountants of Australia and Institute of Financial Accountants since June 2020. Mr. Chau received his bachelor’s degree in business administration from the Chinese University of Hong Kong in May 1998.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction(1)			1
LGBTQ+			0
Did Not Disclose Demographic Background			0

Note:

(1)	One of the directors has self-identified as an underrepresented individual in home country jurisdiction.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2023 was approximately RMB4.2 million (US$0.6 million) and RMB1.1 million (US$0.1 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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

Under the Tenth Amended and Restated 2004 Stock Option Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards is 550,000,000. As of March 31, 2024, no option to purchase Class A ordinary shares under the Option Plan was outstanding and 356,526,600 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units. In September 2018, our board granted an aggregate amount of 30,000,000 restricted shares to our directors, officers and consultant. In exchange for such restricted shares grant, we forfeited and cancelled the stock options in the total amount of 6,200,000 shares previously granted to our directors in January 2018. In January 2019, our board of directors approved to forfeit and cancel 15,000,000 out of 30,000,000 restricted shares previously granted. In June 2020, our board of directors and board committees authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares of our company to certain directors, officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. As of the date of this annual report, all the restrictions attached to those shares have been removed upon the satisfaction of the underlying targets and conditions. In February 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 33,090,000 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 32,190,000 shares were restricted Class A ordinary shares, subject to restrictions on transferability to be removed upon the satisfaction of the conditions that half of the restricted shares should vest if our market capitalization reaches US$400 million and the other half should vest if our market capitalization reaches US$500 million. We also granted 900,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares. In September 2021, our board of directors and board committees authorized and approved the issuance of an aggregate number of 44,290,560 Class A ordinary shares of our company to certain directors, executive officers, employees and consultants of our company as share incentive awards for their services to us pursuant to the Option Plan. Among those Class A ordinary shares grants, 44,290,560 shares were restricted Class A ordinary shares, subject to the following vesting condition: restricted shares shall vest within two years, i.e., 1/24th of all restricted share grants shall vest on the last day of each month after the date of the grant. We also granted 4,950,000 restricted Class A ordinary share units to our directors which are immediately vested and issued the same number of shares. In September 2023, our board of directors and board committees authorized and approved the issuance of an aggregate number of 214,650,000 Class A ordinary shares (equivalent to 715,500 ADSs) pursuant to the restricted shares and restricted share units granted to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to our independent directors as part of their compensation for their services as our independent directors for the next three years.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of March 31, 2024 and that remained outstanding.

			Total Number
			of Ordinary
			Shares
	Restricted		Underlying
	Shares Issued		Options	Exercise Price	Expiration Date
				(in US$)
Jun Zhu	232,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai	29,575,041		—	—	—
All Directors and Senior Executive Officers as a Group	269,125,077		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)	Consists of 7,500,000 Class B ordinary shares and 225,300,000 Class A ordinary shares.

As of March 31, 2024, 356,526,600 restricted Class A ordinary shares and no option to purchase Class A ordinary shares outstanding under the Option Plan were issued or granted to the other individuals as a group.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

Compensation Committee. Our compensation committee consists of Messrs. Kwok Keung Chau, Davin A. Mackenzie and Ka Keung Yeung, all of whom meet the “independence” standards for compensation committee members under the Nasdaq Rules. The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee will be responsible for, among other things:

●	reviewing and determining the compensation for our five most senior executives;
●	reviewing the compensation of our other employees and recommending any proposed changes to the management;
●	reviewing and approving director and officer indemnification and insurance matters;

●	reviewing and approving any employee loans in an amount equal to or greater than US$60,000 (or such amount as from time to time announced by the regulatory bodies as requiring the approval of the Committee); and
●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pensions and welfare benefits plans.

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

D.Employees

We had 61, 72 and 50 employees as of December 31, 2021, 2022 and 2023, respectively. We consider our relations with our employees to be good.

E.Share Ownership

As of March 31, 2024, there were 1,675,281,127 ordinary shares outstanding, being the sum of 1,661,673,793 Class A ordinary shares (excluding 150,019,107 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, shares that we may be obligated to issue pursuant to the terms and conditions of the warrants and for our treasury ADSs) and 13,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers who are also our shareholders; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
			Total ordinary
			Shares on an
			As converted		% of aggregate
	Class A	Class B	basis	%(2)	Voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	250,729,924	13,607,334	264,337,258	15.8	53.3
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho)(5)	32,819,991	—	32,819,991	2.0	1.1
All Directors and Senior Executive Officers as a Group	297,745,309	13,607,334	311,352,643	18.6	54.9
Principal Shareholders:
Jun Zhu(4)	250,729,924	13,607,334	264,337,258	15.8	53.3
Bripheno Pte. Ltd. (6)	270,000,000	—	270,000,000	15.0	8.6

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 1,675,281,127 ordinary shares outstanding as of March 31, 2024, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 31, 2024.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Includes (i) 6,107,334 Class B ordinary shares and 20,124,694 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares, 225,300,000 Class A ordinary shares and 5,305,230 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu, among which 114,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(5)	Includes 29,575,041 Class A ordinary shares in the form of restricted shares and 3,244,950 Class A ordinary shares represented by ADSs held by George Lai, among which 18,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.
(6)	Includes (i) 150,000,000 Class A ordinary shares represented by ADSs, and (iii) 120,000,000 Class A ordinary shares issuable upon the exercise of the warrants exercisable pursuant to the terms and conditions specified in the Warrant to Purchase Class A ordinary shares of The9 Limited (as amended) between The9 Limited and Bripheno Pte. Ltd. In addition, we also issued a two-year 3% per annum convertible promissory note with the principal amount of US$6 million to Bripheno Pte. Ltd. We have the right to prepay all or any portion of the outstanding balances. Within a certain period, Bripheno Pte. Ltd. has the right to convert all or any portion of the outstanding balance into the ADSs at a conversion price of US$0.05 per Class A ordinary share. The Class A ordinary shares that might be issued pursuant to the convertible promissory note are not reflected in the table above, due to the prepayment/conversion mechanism of the convertible promissory note. Bripheno Pte. Ltd. is a Singapore company wholly owned and controlled by a group of unrelated third-party individual investors. The registered address for Bripheno Pte. Ltd. is 5 Upper Aljunied Link, #06-02, Quartz Industrial Building, Singapore 367903.

To our knowledge, as of March 31, 2024, 1,054,837,792 Class A ordinary shares (including 150,019,107 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Arrangements with Variable Interest Entity

Current laws and regulations of the Chinese mainland impose substantial restrictions on foreign ownership of entities involved in ICP in the Chinese mainland. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT holds the requisite licenses and approvals for conducting ICP-related businesses in the Chinese mainland. Shanghai IT is owned by our employee Wei Ji, who acquired his equity interests in Shanghai IT from Jun Zhu in November 2011, and our employee Qi Wang, who acquired his equity interests in Shanghai IT from Zhimin Lin in December 2021.

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

We do not believe we could have obtained these agreements, taken as a whole, from unrelated third parties. Because of the uncertainty relating to the legal and regulatory environment in China, the terms of most of the agreements were not defined unless terminated by the parties thereto. According to our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the Circular and the Administrative Measures on Network Publication promulgated by the General Administration of Press and Publication, or the GAPP, the existing contractual arrangements are valid, binding and enforceable under the current laws and regulations of the Chinese mainland. The principal provisions of these agreements are described below.

Exclusive Technical Service Agreement. We provide Shanghai IT with technical services for the operation of computer software and related businesses, including the provision of systematic solutions for the operation of internet websites, the rental of computer and internet facilities, daily maintenance of internet servers and databases, the development and update of computer software, and all other related technical and consulting services. Shanghai IT pays service fees equivalent to 90% of profits after deduction of validated costs by the contracting parties to us. We are the exclusive provider of these services to Shanghai IT. According to the rules and regulations of the Chinese mainland, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of us. This agreement shall remain in force indefinitely unless the parties agree in writing to terminate in advance.

Shareholder Voting Proxy Agreement. Each of the shareholders of Shanghai IT has entered into a shareholder voting proxy agreement with us, under which each shareholder of Shanghai IT irrevocably grants any third party we designate the power to exercise all voting rights to which he/she is entitled as a shareholder of Shanghai IT, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of Shanghai IT. The power of proxy is irrevocable and may only be terminated at our discretion.

Call Option Agreement. We entered into a call option agreement with each of the shareholders of Shanghai IT, under which the parties irrevocably agreed that, at our sole discretion, we and/or any third party we designate will be entitled to acquire all or part of the equity interest in Shanghai IT, to the extent permitted by the then-effective laws and regulations of the Chinese mainland. The consideration for such acquisition will be the price equal to the lower of the amount of the registered capital of Shanghai IT and the minimum amount permissible by the then-applicable laws of the Chinese mainland. The shareholders of Shanghai IT have also agreed not to enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity, operations or other legal rights of Shanghai IT without our prior written consent, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai IT’s equity; merger or consolidation; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. This agreement shall not expire until such time as we acquire all equity interests of Shanghai IT subject to applicable laws of the Chinese mainland.

Loan Agreement. From 2002 to May 2005, we provided an aggregate of RMB23.0 million in loan to the then shareholders of Shanghai IT, namely Jun Zhu and Yong Wang, for the purposes of capitalizing and increasing the registered capital of Shanghai IT. Such loan agreement was assumed by the current shareholders of Shanghai IT when Jun Zhu transferred the equity interest in Shanghai IT to Wei Ji in 2011 and Yong Wang transferred the equity interests in Shanghai IT to Zhimin Lin in 2014. Zhimin Lin transferred the equity interests in Shanghai IT to Qi Wang in 2022. In May 2019, we terminated such loan agreement and entered into a new loan agreement among the shareholders of Shanghai IT and Shanghai Hui Ling, our subsidiary. Pursuant to the terms of this new loan agreement, we granted an interest-free loan to each shareholder of Shanghai IT for the explicit purpose of making a capital contribution to Shanghai IT. The loans have an unspecified term and will remain outstanding for the shorter of the duration of Shanghai Hui Ling or that of the Shanghai IT, or until such time that we elect to terminate the agreement (which is at our sole discretion) at which point the loans are payable on demand. Such loans shall only become immediately due and payable when we send a written notice to the borrowers requesting repayment. In December 2021, Zhimin Lin, Qi Wang, Wei Ji, Shanghai Hui Ling, and Shanghai IT entered into a Transfer Agreement of Contract Interest, where all contract interest of Zhimin Lin under the loan agreement has been transferred to Qi Wang. Currently, Qi Wang and Wei Ji have pledged all of their equity interests in Shanghai IT in favor of us under the equity pledge agreements. In the event of a breach of any term in the loan agreement or any other agreement by either Shanghai IT or its shareholders, we will be entitled to enforce our rights as a pledgee under the agreement.

Equity Pledge Agreements. To secure the full performance by Shanghai IT or its shareholders of their respective obligations under the Shareholder Voting Proxy Agreement, the Call Option Agreement and the Loan Agreement, the shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT in favor of us under two equity pledge agreements. In addition, the dividend distributions to the shareholders of Shanghai IT, if any, will be deposited in an escrow account over which we have exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholders have the obligation to maintain ownership and conduct business operations with the pledged equity. Under no circumstances, without our prior written consent, may any shareholder transfer or otherwise encumber any equity interests in Shanghai IT. If any event of default as provided for therein occurs, Shanghai Hui Ling, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreement up to the loan amounts. Each of the shareholders of Shanghai IT has registered the pledge of its equity interests with the local administration for market regulation pursuant to the PRC Property Rights Law. In the event of a breach of any term in the above agreements by either Shanghai IT or its shareholders, we will be entitled to enforce our pledge rights over such pledged equity interests to compensate for any and all losses suffered from such breach.

In the opinion of Grandall Law Firm, our PRC counsel:

●	the ownership structures of Shanghai Hui Ling and Shanghai IT currently are in compliance with laws or regulations of the Chinese mainland currently in effect; and
●	the contractual arrangements among Shanghai Hui Ling, Shanghai IT and the shareholders of Shanghai IT governed by laws of the Chinese mainland currently are valid, binding and enforceable under laws of the Chinese mainland, and do not and will not result in any violation of applicable laws or regulations of the Chinese mainland currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules in the Chinese mainland. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Investments or Agreements entered into with Variable Interest Entity or Associates

In 2013, we entered into an agreement with ZTE9, an equity investee of us, to jointly operate IPTV games in the Chinese mainland. According to the agreement, we paid ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, we entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million and all outstanding balances have been offset. No IPTV business transaction in 2021, 2022 and 2023 and total amount due to ZTE9 for IPTV business was nil, nil and nil as of December 31, 2021, 2022 and 2023, respectively. No borrowing lent to ZTE9 in 2021, 2022 and 2023 and total amount due from ZTE9 for outstanding loans was nil, nil and nil as of December 31, 2021, 2022 and 2023, respectively.

We charged a service fee to Big Data, a previous equity investee and now a subsidiary of ours, amounted to nil, nil and nil in 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, the total amount due from Big Data was RMB1.5 million, RMB1.1 million and RMB1.3 million (US0.2 million), respectively.

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

In February 2020, we entrusted a nominee to hold trust shares of 50% in Nanyang Herbs. In March 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. We have invested an amount of RMB3.3 million to Nanyang Herbs in 2020.

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

In May 2021, Shanghai IT entered into a joint venture agreement with Tian He (Hainan) Technology Co. Ltd. to establish a joint venture company, Shanghai Jiuciyuan Computer Co., Ltd., or Jiu Ciyuan. Shanghai IT invested RMB7.16 million for an equity interest of 60%. Jiu Ciyuan will develop technology to create digital avatar images, which could be used in various Apps and Metaverse projects.

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

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million, RMB73.9 million, RMB11.0 million, RMB16.1 million in loan to us in 2016, 2017, 2018 and 2019, respectively. The loans are interest-free. We have repaid a total of RMB6.4 million, RMB2.6 million and RMB9.5 million (US$1.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, RMB14.1 million, RMB11.5 million and RMB2.0 million (US$0.3 million) of such loan remained outstanding, respectively.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Tenth Amended and Restated 2004 Stock Option Plan.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Due to our failure to repay the Convertible Notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting our company and some of our subsidiaries and the variable interest entity from disposing our assets throughout the world up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against our company, our subsidiaries and the variable interest entity. We entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against us has been discharged. In April 2022 we negotiated and signed another settlement deed pursuant to which we agreed to pay Splendid Days and a third-party total of approximately US$8.6 million in order to settle outstanding claims under the Convertible Notes. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated. In June 2022 we paid US$5.4 million and in December 2022 we paid US$0.2 million to Splendid Days.

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

On August 5, 2022, we filed a complaint against Compute North, LLC for breach of contract under which Compute North should provide a facility to deploy our cryptocurrency machines. Compute North filed an application for bankruptcy and our complaint automatically stayed as a result until the bankruptcy is resolved. In February 2023, the bankruptcy court has approved the bankruptcy reorganization plan.

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

ITEM 9.    THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs, each currently representing 300 Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs were listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. In October 2018, we transferred our listing venue to the Nasdaq Capital Market. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Effective October 2, 2023, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing thirty Class A ordinary shares to one ADS representing 300 Class A ordinary shares. Currently, each ADS represents 300 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Capital Market since October 2018 and previously on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

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

In addition to the statutory provisions relating to mergers and considerations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders; or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, our directors are required to comply with the fiduciary duties which they owe to us under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of us, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if we are unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

The Chinese Mainland Taxation

If we are considered a resident enterprise of the Chinese mainland under the PRC Enterprise Income Tax Law, our shareholders and ADS holders who are deemed non-resident enterprises may be subject to the 10% enterprise income tax on the dividends payable from us or any gains realized from the transfer of our shares or ADSs, if such income is deemed derived from the Chinese mainland, provided that (i) such foreign enterprise investor has no establishment or premises in the Chinese mainland, or (ii) it has establishment or premises in the Chinese mainland but its income derived from the Chinese mainland has no real connection with such establishment or premises. Furthermore, if we are considered a resident enterprise of the Chinese mainland and the PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the Chinese mainland, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% individual income tax in the Chinese mainland. It is uncertain whether, if we are considered a Chinese mainland resident enterprise, holders of our shares or ADSs would be able to claim the benefit of tax treaties or arrangements entered into between the Chinese mainland and other jurisdictions.

If we are required under the tax law of the Chinese mainland to withhold the Chinese mainland income tax on our dividends payable to our non-Chinese mainland resident shareholders and ADS holders, or if any gains realized from the transfer of our shares or ADSs by our non-Chinese mainland resident shareholders and ADS holders are subject to the enterprise income tax or the individual income tax, your investment in our shares or ADSs could be materially and adversely affected.

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) relating to the ownership and disposition of the ADSs or ordinary shares. This discussion applies only to U.S. Holders of the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position.

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	U.S. expatriates or entities subject to the U.S. anti-inversion rules;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	persons whose functional currency is not the U.S. dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
●	persons that directly, indirectly or constructively own 10% or more of our ADSs or ordinary shares (by vote or value);
●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
●	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, the discussion below does not address any U.S. state, local or non-U.S. tax considerations, the Medicare tax, minimum tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

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

If a partnership (or other entity taxable or arrangement as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are a partner or a partnership holding our ADSs or ordinary shares, you are urged to consult your tax advisor as to the particular U.S. federal income tax considerations of an investment in the ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets, although not free from doubt, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. However, as mentioned above, on June 2, 2023, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our Shares, ADSs and Warrants—Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” Again on January 11, 2024, we received written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements. If we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. If our ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If any of our subsidiaries are or become PFICs, the mark-to-market election will technically not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq, although there can be no assurance in this regard. However, as mentioned above, on June 2, 2023, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors— General Risks Related to Our Shares, ADSs and Warrants— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” Again on January 11, 2024, we received written notification from Nasdaq advising us that we were not in compliance with certain continued listing requirements. If we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. If our ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. Furthermore, although not free from doubt, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, we believe that we were a PFIC for U.S. federal income tax purposes for prior taxable years including, our taxable year ended December 31, 2021. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of the Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the Chinese mainland (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation in general will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distributed with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If the Chinese mainland withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of the Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to decrease”), subject to certain conditions and limitations, such Chinese mainland withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

As discussed above, although not free from doubt, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, we believe that we were a PFIC for prior taxable years including, our taxable year ended December 31, 2021. You are urged to consult your tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in your particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—The Chinese Mainland Taxation,” if we are deemed to be a resident enterprise of the Chinese mainland under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to the Chinese mainland income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as Chinese mainland source income under the Treaty. Pursuant to the U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any Chinese mainland tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, although not free from doubt, while we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, we believe that we were a PFIC for prior taxable years including, our taxable year ended December 31, 2021. You are urged to consult your tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under your particular circumstances.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

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

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our payments to overseas developers, a portion of our financial assets and the convertible notes are denominated in U.S. dollars and other foreign currencies, while a significant portion of our revenues are denominated in RMB, the legal currency in the Chinese mainland. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk.

The conversion of RMB into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against other currencies, at times significantly and unpredictably. The value of RMB against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between RMB and other currencies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

As of December 31, 2023, we had U.S. dollar-denominated cash and cash equivalents of US$6.4 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB4.1 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2023.

Cryptocurrency Risk

We are exposed to cryptocurrency risk. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Our revenues and profitability are highly correlated to the current and future market price of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. In addition, we may not be able to liquidate our holdings of cryptocurrencies at our desired price if required, or, in extreme market conditions, we may not be able to liquidate our holdings of cryptocurrencies at all.

Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance. Our management closely monitors the impact of the mainstream cryptocurrency exchange market on the change of exchange rates from cryptocurrency to fiat currency.

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

Starting from 2021, the depository is not be obliged to reimburse us due to the ADS ratio change (now the ADSs each represents 300 Class A ordinary shares), which led to a decrease in the number of ADSs, hence reduced the dollar amount of the collected ADS fees. According to the amended letter agreement, the revenue sharing arrangement was amended and the payment would be due to us for three contract years-for the periods from December 14, 2017 to December 13, 2018, from December 14, 2018 to December 13, 2019, and from December 14, 2019 to December 13, 2020 for the net issuance fees, net cash dividend fees, and net depositary service fees collected during such contract years. Thus, for the remaining two years of the contract, no revenue sharing would be due to us but rather that if the aforementioned net fees collected were less than $120,000 at the end of each contract year, the difference would be billed to us. For the contract year from December 14, 2020 to December 13, 2021, the total fees collected met the $120,000 requirement, and we would not be billed for any difference. We entered into a new letter agreement with the depository on April 20, 2023 for a term of five years. The new letter agreement provides that the depository shall pay 50% of the revenue collected during the five-year term. We shall pay $150,000 of annual administrative fees to the depository. In 2023, there was no revenue collected by the depository. We were billed $150,000 at the end of 2023.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2023, we did not maintain effective disclosure controls and procedures as of December 31, 2023 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such significant deficiency as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In preparing our consolidated financial statements for the fiscal year ended December 31, 2023, we identified a material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2023, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2023, the significant deficiency identified were that (a) certain of the intercompany balances in each respective entities are not reconciled and some intercompany adjustments are made as topside entries and most are carried over from prior years without identifying which entities were pertaining to and from, and the explanations for these adjustments were not documented clearly, and (b) certain supporting documents for the mining pool are not obtained timely. To remedy our identified material weakness and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen the our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. In additional, we will improve our communication with our mining pool partner to ensure supporting documents can be obtained earlier. However, we cannot assure you that we will remediate our material weakness and significant deficiency in a timely manner.

In 2022, we identified significant deficiency related to the untimely period-end closing at the subsidiary level for certain subsidiaries, especially our subsidiaries abroad. In response, we strengthened the management and financial personnel of our subsidiaries. We also improved our reporting process from subsidiary level to group consolidation level.

In light of the material weakness identified, our management, accounting and financial reporting staff performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2023, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Group’s consolidated financial statements as of December 31, 2023, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by RBSM, our principal external auditors for the periods indicated below.

	2022	2023
	RMB	RMB	US$
Audit fees(1)	4,621,124	5,332,025	751,000
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In July 2022, we entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the fourth tranche of the warrants that were issued to them pursuant to a share subscription and warrant purchase agreement dated January 25, 2021 among The9, JPKONG LTD., Qifeng Sun Ltd. and other parties named thereto. The cancelled warrants represented warrants to purchase 23,099,093 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and warrants to purchase 11,549,547 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to purchase agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to purchase agreement purchase agreement purchase agreement purchase agreement.

From January 22, 2024 to January 29, 2024, Mr. Jun Zhu used his personal funds and purchased 47,351 ADSs in the open market at a weighted average price of $5.5685 in accordance with applicable rules and regulations.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of November 2015 and August 2016, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. We believe that we are currently in compliance with the Nasdaq corporate governance practices.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.    CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures that are integrated into our overall enterprise risk management system. These procedures aim to identify, assess, and manage potential and existing cybersecurity threats. We have a strong inhouse IT and cybersecurity department, led by our cybersecurity officer, that identifies, assesses, and manages cybersecurity risks on a daily basis. We have ensured that our employees have full access to the basic knowledge and principles of information security, established a sound responding process and disposal mechanism for system security, external attacks and violations, and safeguarded the confidentiality of information and data of the enterprise, employees and customers, making sure information and data can only be obtained and used when necessary.

We strive to ensure the highest standards and procedures to protect data and information security for our users. We will continue to apply advance security technologies to ensure the safety of users and contribute to the healthy development of the information security ecosystem

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2023, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our Head of IT, acting in the capacity of our cybersecurity officer, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Head of IT reports to our CEO and provides periodic updates to our CEO and board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

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
4.1

Tenth Amended and Restated 2004 Stock Option Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on May 1, 2023)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (file no. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4

Translation of Exclusive Technical Service Agreement dated May 1, 2019 between Shanghai IT and Shanghai Hui Ling (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.5

Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.6

Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.7

Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.8

Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.9

Confidential Settlement Deed dated May 29, 2020 among the Registrant, Splendid Days Limited and other parties named therein (incorporate by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-240331) filed with the Securities and Exchange Commission on August 4, 2020)

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

4.25*	Convertible Promissory Note dated November 9, 2023 issued by The9 Limited to Bripheno Pte. Ltd.
4.26*†	Warrant to Purchase Class A Ordinary Shares of The9 Limited dated November 9, 2023 between The9 Limited and Bripheno Pte. Ltd.
4.27*	Amendment Agreement to the Private Placement Securities Purchase Agreement and its Exhibits, Warrants, Convertible Promissory Note dated November 13, 2023 between The9 Limited and Bripheno Pte. Ltd.
8.1*	List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant
11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on June 30, 2005)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Grandall Law Firm
15.3*	Consent of RBSM LLP, independent registered public accounting firm
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

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

Date: April 15, 2024

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The9 Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the accompanying financial statements, the Group has changed its method of accounting for cryptocurrencies to fair value, with changes in fair value recognized in net income, effective as of January 1, 2023 due to the adoption of Accounting Standards Update (“ASU”) No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Cryptocurrency Mining Revenue Recognition

Description of the Matter

As discussed in Note 2 to the accompanying financial statements, the Group provides computing power services to the mining pool operator in exchange for non-cash consideration in Bitcoin, based on the actual computing power provided to the mining pool operator and settled on a daily basis. For each of the three years ended December 31, 2023, 2022, and 2021, the Group recognized cryptocurrency mining revenue of approximately RMB173.3 million (US$24.4 million), RMB101.0 million, and RMB134.1 million, respectively.

We identified the auditing of cryptocurrency mining revenue as a critical audit matter due to the nature and extent of audit effort required to perform audit procedures over the Group’s computing power provided to the mining pool operator to test the occurrence and accuracy of revenue recognized by the Group.

How We Addressed the Critical Audit Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following:

●	We visited the facilities where the Group’s mining machines are located, including observation of the physical controls and mining equipment inventory.
●	We obtained an understanding of and verified the mining contractual terms utilized in determining cryptocurrency mining revenue. We tested the cryptocurrency mining revenue, total mining rewards earned, and the digital asset wallet addresses in which the rewards are deposited to test the occurrence and accuracy of mining revenue.
●	We obtained the computing power data in hash rates from the mining pool operator and computed the mining revenue based on the computation formula prescribed in the mining pool contract. We compared our computed amounts to the amounts recorded by the Group.
●	We independently traced the Group’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from the public blockchain.

/s/ RBSM LLP

We have served as the Group’s auditor since 2021.

New York, New York
April 15, 2024

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
Cryptocurrency mining revenue	134,122,954	100,983,605	173,328,089	24,412,751
Online game services and other revenues	1,453,369	7,071,964	5,720,988	805,784
	135,576,323	108,055,569	179,049,077	25,218,535
Total net revenues	135,576,323	108,055,569	179,049,077	25,218,535
Cost of cryptocurrency mining	(83,449,749)	(142,212,740)	(190,647,226)	(26,852,100)
Cost of online game services and other revenues	(4,351,500)	(13,115,254)	(21,250,814)	(2,993,115)
Total cost	(87,801,249)	(155,327,994)	(211,898,040)	(29,845,215)

Gross (loss) profit	47,775,074	(47,272,425)	(32,848,963)	(4,626,680)

Operating income (expenses):
Product development	(1,917,562)	(2,432,975)	(1,970,355)	(277,519)
Sales and marketing	(671,888)	(3,496,124)	(1,729,373)	(243,577)
General and administrative	(290,322,434)	(360,040,262)	(203,074,538)	(28,602,450)
Impairment on advance and other assets	—	(23,656,559)	—	—
Impairment on cryptocurrency	(50,887,472)	(58,624,256)	—	—
Impairment on equipment	(11,639,246)	(176,874,099)	(161,001,821)	(22,676,632)
Realized gain on exchange cryptocurrencies	—	10,864,747	42,835,930	6,033,315
Fair value change on cryptocurrencies	—	—	40,036,253	5,638,988
Total operating expenses	(355,438,602)	(614,259,528)	(284,903,904)	(40,127,875)

Loss from operations	(307,663,528)	(661,531,953)	(317,752,867)	(44,754,555)
Gain (loss) on disposal of subsidiaries	15,015,770	(3,748,717)	(282,176)	(39,744)
Impairment on equity investments	(7,599,505)	(17,252,515)	—	—
(Impairment) gain on other investments	17,245,513	(29,958,381)	3,490,457	491,621
Interest expense	(119,174,037)	(23,336,788)	(31,379,168)	(4,419,663)
Gain on FV of Derivative	62,246,860	37,249,976	23,170,534	3,263,501
Gain on disposal of equity investee and available-for-sale investments	—	711,914	1,666,040	234,657
Foreign exchange loss	(6,449,130)	(6,292,520)	(6,815,509)	(959,944)
Gain on extinguished liabilities of WoW	—	—	175,301,585	24,690,712
Other income (expenses), net	(44,589,670)	10,753,315	8,324,380	1,172,464
Loss from continuing operations before income tax expense and share of loss in equity method investments	(390,967,727)	(693,405,669)	(144,276,724)	(20,320,951)
Income tax expense	—	—	—	—
Share of loss in equity method investments	(1,725,152)	—	—	—
Loss from continuing operations	(392,692,879)	(693,405,669)	(144,276,724)	(20,320,951)
Discontinued operations:
Loss from discontinued operations, net of tax	(24,132,389)	(286,086,586)	(1,956,190)	(275,524)
Gain on disposal of discontinued operations, net of tax	—	—	158,809,293	22,367,821
Gain (loss) from discontinued operations, net	(24,132,389)	(286,086,586)	156,853,103	22,092,297
Net income (loss)	(416,825,268)	(979,492,255)	12,576,379	1,771,346
Net loss attributable to noncontrolling interest	(5,590,513)	(4,633,205)	(7,427,235)	(1,046,104)
Net income (loss) attributable to The9 Limited	(411,234,755)	(974,859,050)	20,003,614	2,817,450
Net income(loss) attributable to shareholders of ordinary shares	(411,234,755)	(974,859,050)	20,003,614	2,817,450

Other comprehensive income (loss), net of tax:
Currency translation adjustments	3,984,443	166,220	785,331	110,612
Total comprehensive income (loss)	(412,840,825)	(979,326,035)	13,361,710	1,881,958

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Comprehensive income (loss) attributable to:
Noncontrolling interest	(5,590,513)	(4,633,205)	(7,427,235)	(1,046,104)
Redeemable noncontrolling interest	—	—	—	—
The9 Limited	(407,250,312)	(974,692,830)	20,788,945	2,928,062

Net income (loss) per share attributable to shareholders of ordinary shares:
- Basic and diluted- continuing operations	(0.78)	(0.96)	(0.14)	(0.02)
- Basic and diluted - discontinued operations	(0.05)	(0.40)	0.16	0.02

Weighted average number of shares outstanding:
- Basic and diluted	495,304,894	720,237,128	1,010,895,182	1,010,895,182

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	58,063,733	45,221,538	6,369,320
Accounts receivable, net of allowance for doubtful accounts of RMB234,794 and 505,458.53 as of December 31, 2022 and 2023, respectively	151,432	56,067	7,897
Advances to suppliers	30,345	—	—
Prepayments and other current assets, net of allowance for doubtful accounts of RMB22,738,176 and RMB 40,425,650 as of December 31, 2022 and 2023, respectively	272,461,654	71,366,700	10,051,789
Amounts due from related parties	599,574	599,573	84,448
Cryptocurrencies	57,869,240	87,714,238	12,354,292
Cryptocurrencies, restricted	4,225,323	17,837,766	2,512,397
Current assets classified as held for sale	25,924	—	—
Total current assets	393,427,225	222,795,882	31,380,143

Investments	35,297,395	35,291,289	4,970,674
Property, equipment and software, net	142,847,637	94,329,310	13,286,005
Cryptocurrencies, restricted	4,247,090	2,409,257	339,337
Operating lease right-of-use assets, net	12,061,697	6,868,817	967,453
Other long-lived assets, net	11,225,639	2,030,470	285,985

TOTAL ASSETS	599,106,683	363,725,025	51,229,597

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB5,185,040 and RMB 5,426,376 as of December 31, 2022 and 2023, respectively)	7,147,159	9,600,349	1,352,181
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB1,404,994 and RMB 1,385,034 as of December 31, 2022 and 2023, respectively)	1,651,041	1,501,961	211,547
Advances from customers (including advances from customers of the consolidated VIE without recourse to the Group of RMB15,005,074 and RMB10,352,171 as of December 31, 2022 and 2023, respectively)	17,727,516	12,713,928	1,790,719
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB45,408,736 and RMB 44,056,900 as of December 31, 2022 and 2023, respectively)	21,159,559	11,677,348	1,644,720
Refund of game points (including refund of game points of the consolidated VIE without recourse to the Group of RMB169,998,682 and nil December 31, 2022 and 2023)	169,998,682	—	—
Convertible notes (including convertible notes of consolidated VIE without recourse to the Group of nil as of both December 31, 2022 and 2023)	60,984,058	49,932,651	7,032,867
Conversion feature derivative liability	51,775,453	28,604,920	4,028,919
Interest payable (including interest payable of consolidated VIE without recourse to the Group of nil as of both December 31, 2022 and 2023)	2,130,283	273,560	38,530
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB35,450,947 and RMB 33,019,915 as of December 31, 2022 and 2023, respectively)	66,437,104	44,176,190	6,222,086
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of RMB485,665 and RMB128,511 as of December 31, 2022 and 2023, respectively)	5,792,931	4,372,886	615,908
Contract liabilities	22,099	—	—
Liabilities directly associated with assets classified as held for sale	159,336,640	—	—
Total current liabilities	564,162,525	162,853,793	22,937,477
Convertible bonds	—	16,746,100	2,358,639
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of nil and RMB33,070 December 31, 2022 and 2023)	7,405,805	2,788,063	392,690
TOTAL LIABILITIES	571,568,330	182,387,956	25,688,806

Commitments and contingencies (Note 25)

Redeemable noncontrolling interest (Note 23)	—	—	—

EQUITY
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 847,437,583 and 1,391,618,893 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	56,659,429	95,375,351	13,433,337
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 13,607,334 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	943,789	943,789	132,930
Additional paid-in capital	4,371,228,191	4,471,155,899	629,749,137
Statutory reserves	7,326,560	7,326,560	1,031,924
Accumulated other comprehensive loss	(12,527,540)	(11,742,209)	(1,653,856)
Accumulated deficit	(4,378,321,226)	(4,356,786,236)	(613,640,507)
The9 Limited shareholders’ equity	45,309,203	206,273,154	29,052,965
Noncontrolling interest	(17,770,850)	(24,936,085)	(3,512,174)

Total equity	27,538,353	181,337,069	25,540,791

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	599,106,683	363,725,025	51,229,597

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2021

					Accumulated		Equity
			Additional		other	Accumulated	(deficit)		Total
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	260,032,362	18,097,801	2,695,763,016	7,326,560	(16,678,203)	(2,992,227,421)	(287,718,247)	(379,724,280)	(667,442,527)
Net loss	—	—	—	—	—	(411,234,755)	(411,234,755)	(5,590,513)	(416,825,268)
Currency translation adjustments	—	—	—	—	3,984,443	—	3,984,443	—	3,984,443
Consolidated subsidiary	—	—	—	—	—	—	—	795,063	795,063
Share-based compensation	83,661,205	5,392,416	144,774,065	—	—	—	150,166,481	—	150,166,481
Issuance of ordinary shares	176,968,248	11,555,004	997,389,251	—	—	—	1,008,944,255	—	1,008,944,255
Purchase of equipment	50,258,970	3,302,261	140,914,432	—	—	—	144,216,693	—	144,216,693
Issuance of convertible debt	14,777,050	957,128	25,801,328	—	—	—	26,758,456	—	26,758,456
Conversion of convertible debt into ordinary shares	21,618,840	1,383,990	45,335,212	—	—	—	46,719,202	—	46,719,202
Exercise of warrants	84,071,910	5,488,973	60,837,127	—	—	—	66,326,100	—	66,326,100
Disposal of Red 5	—	—	28,308,324	—	—	—	28,308,324	371,504,338	399,812,662
Balance as of December 31, 2021	691,388,585	46,177,573	4,139,122,755	7,326,560	(12,693,760)	(3,403,462,176)	776,470,952	(13,015,392)	763,455,560

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2022 (Continued)

					Accumulated		Equity
			Additional		other	Accumulated	(deficit)		Total
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	691,388,585	46,177,573	4,139,122,755	7,326,560	(12,693,760)	(3,403,462,176)	776,470,952	(13,015,392)	763,455,560
Net loss	—	—	—	—	—	(974,859,050)	(974,859,050)	(4,633,205)	(979,492,255)
Currency translation adjustments	—	—	—	—	166,220	—	166,220	—	166,220
Consolidated subsidiary	—	—	—	—	—	—	—	(122,253)	(122,253)
Share-based compensation	—	—	202,345,626	—	—	—	202,345,626	—	202,345,626
Issuance of ordinary shares	3,931,632	193,103	3,218,367	—	—	—	3,411,470	—	3,411,470
Cancellation of ordinary shares	(14,854,090)	(960,666)	(18,555,648)	—	—	—	(19,516,314)	—	(19,516,314)
Conversion of convertible debt into ordinary shares	180,578,790	12,193,208	45,097,091	—	—	—	57,290,299	—	57,290,299
Balance as of December 31, 2022	861,044,917	57,603,218	4,371,228,191	7,326,560	(12,527,540)	(4,378,321,226)	45,309,203	(17,770,850)	27,538,353
Balance as of December 31, 2022	861,044,917	8,351,682	633,768,513	1,062,251	(1,816,323)	(634,796,906)	6,569,217	(2,576,531)	3,992,686

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2023 (Continued)

					Accumulated		Equity
			Additional		other		(deficit)		Total
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	equity
	Ordinary shares		capital	reserves	loss	(deficit) earnings	The9 Limited	interest	(deficit)
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	861,044,917	57,603,218	4,371,228,191	7,326,560	(12,527,540)	(4,378,321,226)	45,309,203	(17,770,850)	27,538,353
Net loss	—	—	—	—	—	20,003,614	20,003,614	(7,427,235)	12,576,379
Currency translation adjustments	—	—	—	—	785,331	—	785,331	—	785,331
Consolidated subsidiary	—	—	—	—	—	—	—	262,000	262,000
Share-based compensation	218,250,000	15,697,549	55,062,251	—	—	—	70,759,800	—	70,759,800
Cumulative effect from the adoption of ASU 2023-08	—	—	—	—	—	1,531,376	1,531,376	—	1,531,376
Issuance of convertible debt	150,000,000	10,765,350	32,296,050	—	—	—	43,061,400	—	43,061,400
Conversion of convertible debt into ordinary shares	175,931,310	12,253,023	12,569,407	—	—	—	24,822,430	—	24,822,430
Balance as of December 31, 2023	1,405,226,227	96,319,140	4,471,155,899	7,326,560	(11,742,209)	(4,356,786,236)	206,273,154	(24,936,085)	181,337,069
Balance as of December 31, 2023 (US$ except share data, Note 3)	1,405,226,227	13,566,267	629,749,137	1,031,924	(1,653,856)	(613,640,507)	29,052,965	(3,512,174)	25,540,791

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net (loss) income	(416,825,268)	(979,492,255)	12,576,379	1,771,346
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Gain on disposal of property, equipment and software	(3,908,778)	(8,839,140)	(49,858)	(7,022)
Loss (gain) on disposal of subsidiaries	(15,015,770)	3,748,717	282,176	39,744
Gain on disposal of discontinued operations, net	—	—	(158,809,293)	(22,367,821)
Non-cash other income	(2,743,894)	(1,729,303)	(2,519,098)	(354,808)
Share-based compensation expenses	150,166,481	202,345,626	70,759,800	9,966,309
Impairment on equity investments	7,599,505	17,252,515	—	—
Impairment (gain) on other investments	(17,245,513)	29,958,381	(3,490,457)	(491,621)
Impairment on advance and other assets	—	159,224,137	—	—
Impairment loss of equipment, intangible assets and long lived assets	11,639,246	176,874,099	161,001,821	22,676,632
Impairment of cryptocurrencies	50,887,472	58,624,256	—	—
Provision for doubtful accounts receivable	320,729	—	—	—
Impairment on advances to suppliers	—	—	4,382,581	617,274
Provision for doubtful other receivables	298,221	20,835,972	—	—
Gain on extinguished liabilities of WoW	—	—	(175,301,585)	(24,690,712)
Gain from change in fair value of conversion feature derivative liability	(62,246,860)	(37,249,976)	(23,170,534)	(3,263,501)
Depreciation and amortization of property, equipment and software	47,435,448	91,380,588	86,865,803	12,234,792
Share of loss in equity method investments	1,725,152	—	—	—
Gain on disposal of investment in equity investee and available-for-sales investment	—	(711,914)	(1,666,040)	(234,657)
Foreign currency exchange loss	6,449,136	6,301,271	6,815,509	959,944
Exchange rate change on convertible notes face value	(2,296,722)	—	—	—
Amortization of discount and interest on convertible notes	120,626,467	23,197,049	25,967,346	3,657,424
Cancellation of ordinary shares	—	(1,876,314)	—	—
Royalty fee paid by issuance of shares	1,188,828	—	—	—
Payment of issuance cost by issuance of shares	—	(2,985,626)	—	—
Non-cash lease expense	3,893,019	5,112,096	4,975,011	700,716
Cryptocurrency mining revenue	(128,579,360)	(97,856,961)	(168,324,213)	(23,707,970)
Realized gain on exchange cryptocurrencies	—	(10,864,747)	(42,835,930)	(6,033,315)
Change in fair value of cryptocurrencies	—	—	(40,036,253)	(5,638,988)
Receipt from sale of Chia from cryptocurrency mining	(3,523,622)	—	—	—
Receipt of ETH from operating activities	—	(10,170,837)	(433,443)	(61,049)
Additions from exchange of other cryptocurrencies	290	(3,058,562)	(705,479)	(99,365)
Interest income-Cryptocurrencies	(181,325)	(15,244)	(131,250)	(18,486)
Purchase of cryptocurrencies by cash	(17,249,277)	(6,315,981)	—	—
Payment for operating activities	26,078,289	83,434,129	153,167,096	21,573,134
Sale of cryptocurrencies for cash	—	5,637,172	70,539,071	9,935,220
Changes in operating assets and liabilities:
Change in accounts receivable	(13,628,485)	3,530,850	95,365	13,432
Change in advances to suppliers	(2,753,414)	2,750,794	30,345	4,274
Change in prepayments and other current assets	(537,076,522)	71,272,878	673,414	94,848
Change in accounts payable	38,799,942	121,755,135	2,368,243	333,560
Change in amounts due to related parties	44,543	—	—	—
Change in other taxes payable	(2,833,161)	142,764	(149,080)	(20,997)
Change in advances from customers	(2,129,761)	(1,234,725)	267,216	37,637
Change in interest payable	937,328	1,192,955	(2,432,026)	(342,544)
Change in accrued expenses and other current liabilities	60,345,979	(71,722,378)	(21,212,763)	(2,987,755)
Change in lease liabilities	(4,485,278)	(4,485,413)	(5,819,920)	(819,719)
Net cash used in operating activities	(704,286,935)	(154,037,992)	(46,320,046)	(6,524,044)
Cash flows from investing activities
Proceeds from disposal of other investments	—	16,638,067	5,162,603	727,137
Proceeds from disposal of property, equipment and software	11,725,873	407,228	4,050	570
Payment for financial products	(800,000)	—	—	—
Proceeds from financial products	—	800,000	—	—
Refund from subscribed tokens and other investment	—	4,500,000	1,500,000	211,271
Purchase of equity method investments	(13,934,157)	—	—	—
Purchase of other investments	(46,611,013)	(23,161,897)	—	—
Contribution from shareholder	—	40,000	262,000	36,902
Decrease in cash and cash equivalents on disposal of subsidiaries	(239,182)	—	(85,113)	(11,988)
Purchase of property, equipment and software	(75,621,008)	(248,819,060)	(2,111,510)	(297,400)
Net cash (used in) provided by investing activities	(125,479,487)	(249,595,662)	4,732,030	666,492
Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	1,011,476,118	—	—	—
Proceeds from warrants exercises	64,471,143	—	—	—
Proceeds from the issuance of convertible notes	161,588,128	33,704,460	85,348,800	12,021,127
ADS issuance fee	(3,720,691)	—	—	—
Repayment of loans from a related party	(6,378,690)	(2,631,400)	(9,482,212)	(1,335,542)
Proceeds from other loans	—	2,466,480	1,433,516	201,907
Repayments of other loans	—	(513,850)	(2,195,187)	(309,186)
Repayments of convertible notes	—	—	(42,903,059)	(6,042,769)
Net cash provided by financing activities	1,227,436,008	33,025,690	32,201,858	4,535,537

Effect of foreign exchange rate changes on cash and cash equivalents	(945,050)	250,924	(3,456,037)	(486,771)
Net change in cash and cash equivalents	396,724,536	(370,357,040)	(12,842,195)	(1,808,786)
Cash and cash equivalents, beginning of year	31,696,237	428,420,773	58,063,733	8,178,106
Cash and cash equivalents, end of year	428,420,773	58,063,733	45,221,538	6,369,320

Supplemental disclosure of cash flow information:

Interest paid	—	—	5,532,982	779,304
Income taxes paid	—	—	—	—

Non-cash investing and financing activities

Investment in an investment security in exchange of mining machine	—	2,115,187	—	—
Investment in an investment security in USDT	—	634,870	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	5,107,653	10,810,069	(217,867)	(30,686)
Property and equipment acquired on credit as liabilities	—	—	198,636,935	27,977,427
Proceeds from disposal of mining machines and subsidiaries	8,047,837	3,755,856	8,730,532	1,229,670
Cumulative effect from the adoption of ASU 2023-08	—	—	1,531,377	215,690
Share issued for purchase of Bitcoin mining machine	144,216,693	17,640,000	—	—
Share issued for repayments of convertible notes	46,719,202	57,290,299	24,822,429	3,496,166
Conversion of warrant payable	1,854,957	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of The9 Limited (“The9”), which was incorporated on December 22, 1999 in the Cayman Islands, its subsidiaries, the consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE. The9 Limited, its subsidiaries, the VIE and the subsidiaries of the VIE are collectively referred to as the “Group”, the “Company” or where appropriate, the terms the “Group”, “we”, “our”, or “us” also referred to The9 Limited and subsidiaries, which included The9 Limited, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE as a whole, unless specific reference is made to an entity.

The Group had been operating an online game business before the Group’s listing until 2021, the Group has turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining since 2022.

The Company’s principal subsidiaries and VIE are as follows as of December 31, 2023:

	Date of	Place of	Legal
Name of Entities	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kon”)	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November‑2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November‑2007	Hong Kong	100%
New Star International Development Ltd. (“New Star”)	January‑2008	Hong Kong	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
City Channel Ltd. (“City Channel”)	June‑2006	Hong Kong	100%
Montcrypto Limited (“Montcrypto”)	February-2021	Canada	61%
Terry First Limited (“Terry First”)	June-2021	UK	100%
System Run Limited (“System Run”)	September-2021	Cayman Islands	100%
Lucky Pure Limited (“Lucky Pure”)	September-2021	Cayman Islands	100%
Gamewinhub Limited(“Gamewinhub”)	July-2023	Hong Kon	100%
Vast Ocean International Limited(“Vast Ocean”)	April-2021	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	January -2019	Malta	90%
Coin Exchange Ltd (“Coin”)	January -2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
FF The9 China Joint Venture Limited (“FF The9”)	September-2019	Hong Kong	50%
Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Shanghai Yuanyu Network Technology Co., Ltd. (“Yuanyu”)	November‑2023	PRC	100%
Hangzhou Niuxin Technology Co., Ltd. (“Niuxin”)	August-2021	PRC	100%

Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT” or the “VIE”)(Note 5)	September‑2000	PRC	N/A

Subsidiaries of VIE or Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entities	Registration	Registration	by Shanghai IT
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	0%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Silver Express Investments Ltd. (“Silver Express”)	November‑2007	Hong Kong	100%
Shanghai Shuwan Culture Co., Ltd. (“shuwan”)	July-2021	PRC	60%
Shanghai Big data culture media Co., Ltd(“Big data”)	April-2007	PRC	68.0078%

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

<2> Consolidation

The consolidated financial statements include the financial statements of The9 Limited, its subsidiaries and VIE in which it has a controlling financial interest. A subsidiary is consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. If the Group demonstrates its ability to control a VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE, then the VIE is consolidated. All intercompany balances and transactions between The9 Limited, its subsidiaries and VIE and its subsidiaries have been eliminated in consolidation.

In April 2010, the Group acquired a controlling interest in Red 5. In June 2016, the Group completed a share exchange transaction with L&A International Holding Limited (“L&A”) and certain other shareholders of Red 5. After the transaction, the Group owned 34.71% shareholding in Red 5. As the Group controlled a majority of Board of Director seats and had continuously funded to the operation of Red 5, the Group retained effective control over Red 5 and Red 5 remained as a consolidated entity of the Group as of June 29, 2021. On June 29, 2021, two directors appointed by the Group resigned from Red 5 and the Group confirmed it will not assign new directors to Red 5 in the future. The Group lost control of Red 5 and no longer consolidate of Red 5 effective on July 1, 2021.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication Radio, Film and Television (“GAPPRFT”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform to Further Strengthen the Administration of Pre-approval on Online Games and Approval on Import Online Games (the “GAPP Circular”). Pursuant to Administrative Measures on Network Publication (the “Network Publication Measures”) jointly issued by GAPPRFT and the Ministry of Information Industry (which has subsequently been reorganized as the Ministry of Industry and Information Technology) (“MIIT”) on February 4, 2016, effective from March 2016, wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises shall not engage in the provision of web publishing services, including online game services. Prior examination and approval by GAPPRFT are required on project cooperation involving internet publishing services between an internet publishing services and a wholly foreign-owned enterprise, Sino-foreign equity joint venture, or Sino-foreign cooperative enterprise within China or an overseas organization or individual. It is unclear whether PRC authorities will deem the Group’s VIE structure as a kind of such “manners of cooperation” by foreign investors to gain control over or participate in domestic online game operators, and it is not clear whether GAPPRFT and MIIT have regulatory authority over the ownership structures of online game companies based in China and online game operations in China. Therefore, the Group believes that its ability to direct those activities of its VIE and its subsidiaries that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaries, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd. Nswapr Singapore Pte. Ltd., The 9 Singapore Pte. Ltd. and Montcompute LTD. is the RMB. The functional currency of, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, is the United States dollar (“US$” or “U.S. dollar”). The functional currency of Montcompute LTD. is CAD. Assets and liabilities of, NFTSTAR US Inc., NBTC US Inc., NFTStar Singapore Pte. Ltd., Nswapr Singapore Pte. Ltd., The 9 Singapore Pte. Ltd. and MONTCRYPTO LTD. are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

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

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2022 and 2023, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2022 and 2023 are amounts denominated in U.S. dollar totaling US$6.1 million and US$5.8 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB14.2 million and RMB2.3 million (US$0.3 million) as of December 31, 2022 and 2023, respectively.

The Group’s operations are carried out in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash and trade accounts receivable. Per PRC regulations, the maximum insured bank deposit amount is RMB 500,000 (US$ 70,424) on December 31, 2023 exchange rate) for each depositor per financial institution. The Group’s total unprotected cash held in bank amounted to approximately RMB 33.3 million (US$ 4.7 million) and RMB 42.1 million (US$6.1 million), as of December 31, 2023 and 2022, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts.

The Group’s subsidiary has bank accounts held in the United States. The combined account balances at each institution located in the United States typically exceed FDIC insurance coverage of RMB 1.8 million (US$250,000), per depositor. The Group’s total unprotected cash held in bank amounted to approximately $nil and RMB 3.8 million (US$0.6 million), as of December 31, 2023 and 2022, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts

<6> Allowance for doubtful accounts

Effective on January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and is codified in Accounting Standards Codification (“ASC”) Topic 326, Credit Losses (“ASC 326”). ASU 2016-13 replaced the existing incurred loss impairment model and introduces an expected loss approach with macroeconomic forecasts referred to as a current expected credit losses (“CECL”) methodology, which resulted in more timely recognition of credit losses. There was no significant impact on its consolidated financial statements and related disclosures as a result. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses. The Group provided an allowance for doubtful accounts of RMB0.6 million, RMB20.8 million and RMB17.8 million (US$2.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has written-off an amount of RMB1.3 million, RMB3.8 million and RMB0.1 million(US$0.01 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

<9> Cryptocurrencies

Cryptocurrencies (including Bitcoin, ETH, Filecoin and BNB) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Effective January 1, 2023, the Group has elected to early adopt ASU No. 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in Change in fair value of cryptocurrencies, in Operating income (loss) on the Consolidated Statements of Operations and Comprehensive Income (Loss), as of, and for the year ended December 31, 2023. The Group tracks its cost basis of cryptocurrencies in accordance with the first-in-first-out (“FIFO”) method of accounting. See Note 10 – Cryptocurrencies, for further information regarding the Group’s impact of the adoption of ASU 2023-08.

Prior to the adoption of ASU 2023-08, the Group accounted for its cryptocurrencies as intangible assets with an indefinite useful life in accordance with ASC 350, Intangibles – Goodwill and Other. Cryptocurrencies were sold on a FIFO basis and measured for impairment whenever indicators of impairment are identified based on the intraday lowest quoted price of the crypto assets. To the extent an impairment loss was recognized, the loss established the new cost basis of the crypto assets. Subsequent reversal of impairment losses was not permitted.

Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as current assets due to the Group’s ability to sell them in a highly liquid marketplace and its intent to liquidate its Cryptocurrencies to support operations when needed. Pledged Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as Cryptocurrencies, restricted, which will be released within one year are included in the current assets and Cryptocurrencies, restricted, which will be released over one year are included in the non-current assets.

Cryptocurrencies awarded to the Company through its mining activities as noncash consideration are included within operating activities on the accompanying consolidated statements of cash flows. Purchase and sales of Cryptocurrencies and converted nearly immediately into cash, the cash received classified as Operating activities on the Consolidated Statements of Cash Flows.

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

<12> Revenue recognition

The Group recognizes revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. The Group does not believe that significant management judgments are involved in revenue recognition. Under ASC 606, Revenue from contracts with customers, the core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

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

Cryptocurrency Mining Revenue

The Group’s cryptocurrency mining revenues are in Bitcoin. The Group generates our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in the Group’s contract with the mining pool operator and is satisfied over time. The Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pool operator based on the daily computing power provided to the mining pool operator. The Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operator on a daily basis. The transaction consideration the Group receives is noncash consideration, which the Group measures at fair value on the date received, which is not materially different from the fair value at contract inception. The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price for Bitcoin at the beginning of the contract period. This amount is recognized as revenue as hash rate is provided to the mining pools operator.

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

Other than Bitcoins, the Group is also engaged in the mining of Filecoins. The Group generates Filecoins mining income through provision of computing storage space to the main networks. In exchange for that, The Group is entitled to receive a fractional share of the Filecoins awards from the main networks.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, the Group did not own any Filecoin. Since it is not probable that a significant reversal of cumulative income will not occur, the Group does not recognize any Filecoin mining income before the Group starts to own the Filecoins being mined. The Group started to own the Filecoins being mined from January 1, 2022. The Group relies on a Filecoin mining company to manage the Filecoin mining instead of managing by itself as the Bitcoin mining operation. The Group cannot control the timing and quantity if any of Filecoin to receive and earn. Accordingly, the Group only records Filecoin income as investment income when it actually receives the Filecoin in its cryptocurrency wallet. The Filecoin income is included in other income line item in the accompanying consolidated statements of operations and comprehensive income (loss) in the amount of RMB0.8 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2022 and 2023, respectively.

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

<17> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2021, 2022 and 2023, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

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

<18> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 20.0 million, RMB10.1 million and RMB0.2 million (US$0.02 million) for the years ended December 31, 2021, 2022 and 2023, respectively, were expensed as incurred.

<19> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 0.1 million, RMB 0.06 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive loss.

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

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. Since February 2021, the Group started the cryptocurrency mining business in China. In September 2021, due to regulatory reason, the Group ceased the cryptocurrency mining business in China and started to conduct such business out of China. From February to September 2021, the Group did not sell any cryptocurrency for fiat. As such, there is no tax impact in China. We actually did not use “more-likely-than-not” criteria to measure our tax position. All our mining is conducted by our HK and US subsidiaries. For HK, it’s offshore activities and not taxable. For US, it is loss making. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

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

<25> (Loss) income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<26> Segment reporting

The Group has one operating segment whose business is crypto mining business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group generates its revenues from customers in Greater China and other areas.

<27> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

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

The Group measures its investment accounted for under readily determinable fair values (see Note 8) , cryptocurrencies (see Note 10), conversion feature derivative liability (see Note 15) and warrants (see Note 16), and they are measured at fair value, which are classified within Level 1.

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

<31> Discontinued Operations

In accordance with GAAP, we assess our business units that we may, from time to time, consider for disposal by sale or other means (i.e., abandonment). Those business units, which may be in the form of legal entities, divisions, product lines or asset and liability groups, among others, for which cash flows can be reasonably identified, that meet certain criteria are considered discontinued operations. Accordingly, their results of operations are presented in our consolidated statements of operations and comprehensive income (loss) as “discontinued operations” and their associated assets and liabilities are considered “discontinued,” and presented as assets and liabilities held for sale on our consolidated balance sheets.

<32> Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. In addition, and as described and disclosed in Note 4, the assets and liabilities and results of operations of the Disposal Group have been reclassified as discontinued operations for all periods presented.

<33> Recently Issued Accounting Pronouncements

The Group continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Group’s financial reporting, the Group undertakes a study to determine the consequences of the change to its Consolidated Financial Statements and assures that there are proper controls in place to ascertain that the Group’s Consolidated Financial Statements properly reflect the change.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Group does not expected the updated guidance to have a material impact on its disclosures.

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for cryptocurrencies meeting certain criteria. Cryptocurrencies meet this criteria. The amendments require cryptocurrencies meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Group elected to early adopt ASU 2023-08 effective January 1, 2023. As a result of the adoption, the Group recorded a cumulative effect adjustment to its Accumulated deficit balance of approximately RMB1.5 million ($0.2 million) as of January 1, 2023, as a result of recognizing its cryptocurrencies held as of January 1, 2023, at fair value. See Note 10 – Cryptocurrencies, for further information regarding the Group’s impact of the adoption of ASU 2023-08.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the CODM, requiring disclosure of the title and position of the CODM and explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for the Group for annual periods beginning after December 15, 2023; early adoption is permitted. The updated guidance is not expected to have a material impact on the Group’s disclosures.

On August 23, 2023, the FASB issued ASU No. 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by the joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in practice. The new standard is effective for the Group for its fiscal year beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

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

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, NBTC US Inc., Nswapr Singapore Pte. Ltd. and The 9 Singapore Pte. Ltd, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 7.0999, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2023. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. DISCONTINUED OPERATIONS

In January 2023, we ceased operations of the NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. We experienced revenue growth in 2021. However, NFT businesses heavily rely on the overall cryptocurrency market atmosphere. 2022 was a bear market for cryptocurrency compared to 2021. The Group began to seek a buyer for this business in the first half of 2023. NFTStar Singapore Pte. Ltd. (the parent company of the NFT business group) was sold on October 13, 2023. Since we met the criteria of discontinued operation, we presented and included the Assets and Liabilities for NFTStar Singapore Pte. Ltd. and its subsidiaries as held for sale assets and liabilities. The Group has recorded a gain on disposal of discontinued operations of RMB158.8 million (US$22.4 million) on October 13, 2023, the sale date.

The results of operations related to the Disposal Group are reported as discontinued operations for the years ended December 31, 2023, 2022, and 2021.

The results of operations of the Disposal Group for the years ended December 31, 2023, 2022, and 2021 are comprised of the following:

	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues	298,817	10,033,891	25,650	3,613
Cost of sales	(233,254)	(29,295,621)	(278,272)	(39,194)
Sales and marketing	(21,367,579)	(115,090,438)	—	—
General and administrative	(2,830,367)	(16,339,468)	(1,106,093)	(155,790)
Impairment on advance and other assets	—	(135,567,578)	(606,933)	(85,485)
Loss from operations	(24,132,383)	(286,259,214)	(1,965,648)	(276,856)

Interest income	—	127,337	173	24
Foreign exchange loss	(6)	(8,750)	(4,209)	(593)
Other (expenses) income, net	—	54,041	13,494	1,901
Loss from discontinued operations	(24,132,389)	(286,086,586)	(1,956,190)	(275,524)

The following table presents the major classes of assets and liabilities of the Disposal Group:

	2022	2023
	RMB
Prepayments and other current assets	25,924	—
Total current assets	25,924	—
Accounts payable	158,800,167	—
Other payables and accruals	536,473	—
Total current liabilities	159,336,640	—

5. VARIABLE INTEREST ENTITY

The Group is the primary beneficiary of its VIE, Shanghai IT which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online and TV games in the PRC.

Shanghai IT or the VIE and its subsidiaries

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

Summary financial information of the VIE and its subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			(Note 3)
Total assets	21,943,116	10,846,434	1,527,688
Total liabilities	272,939,140	94,401,977	13,296,240

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Net revenues	1,278,918	655,201	427,737	60,245
(Net loss) Net income	(23,621,808)	(23,286,056)	154,021,355	21,693,454

The VIE contributed an aggregate of 0.9%, 0.6% and 0.2% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of the fiscal years ended December 31, 2022 and 2023, the VIE accounted for an aggregate of 3.7% and 3.0%, respectively, of the consolidated total assets, and 47.8% and 51.8%, respectively, of the consolidated total liabilities.

The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and share capital, to the Group in the form of loans and advances or cash dividends. See Note 22 for disclosure of restricted net assets.

6. ADVANCES TO SUPPLIERS

Advances to suppliers are as follows:

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Other	30,345	—	—
	30,345	—	—

The Group recorded impairment charges relating to the advances to suppliers and other advances of nil and nil for the years ended December 31, 2022 and 2023, respectively.

7. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Employee advances	1,785,204	400,771	56,447
Input VAT recoverable	2,632,299	4,121,464	580,496
Prepayments and deposits	266,027,845	64,677,780	9,109,675
Other receivables, net of allowance for doubtful accounts of RMB22,738,176 and RMB40,425,650, as of December 31, 2022 and 2023, respectively	2,016,306	2,166,685	305,171
	272,461,654	71,366,700	10,051,789

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of December 31,2022, the Group has prepaid RMB 513.7 million (US$72.4 million), received and confirmed 11,614 Antminer S19j Bitcoin mining machines as fixed assets of RMB 273.2 million (US$38.5 million). As of December 31,2023, the Group has prepaid RMB 513.7 million (US$72.4 million)，received and confirmed 21,110 Antminer S19j Bitcoin mining machines as fixed assets of RMB 463.8 million (US$65.3 million).

In August 2021, we formally stepped into the NFT business. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, respectively, granted us license to use their likeness for production of NFTs. As of December 31,2022, the Group has prepaid to the sports stars of RMB 135.5 million (US$ 19.1 million). Due to the instability of the NFT business development the Group recorded a full impairment of such prepayment amount at December 31, 2022.

In January 2023, the Company ceased operations of its NFT business. The Company reclassified the operations of NFT business as discontinued operations. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale and the operations as discontinued operations. The Company reclassified the Prepayments and other current assets balance of RMB 25,924 as of December 31, 2022, which related to the NFT business to Current assets classified as held for sale.

In November 2021, the Group signed Antminer S19j Bitcoin mining machines hosting service agreements with Compute North LLC and Miningsky Technologies(manitoba)Inc. As of December 31, 2022, the Group has prepaid RMB 23.7 million (US$ 3.3 million). Due to Compute North and Miningsky Technologies breach of contracts, the Group terminated the agreements with them, and expected that the prepayment will not be recovered. The Group recorded a full impairment of such prepayment amount at December 31, 2022.

8. INVESTMENTS

The Group’s investments comprise the following:

				Share
				ownership as of
	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023
	RMB	RMB	US$
			( Note 3)
Investments accounted for under equity method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”)	—	—	—	5.00%
Skychain Technologies Inc. (“Skychain”) <1>	—	—	—	9.81%
Maxline Holdings Limited (“Maxline”)	—	—	—	29.00%
Nanyang Herbs Pte. Ltd. (“Nanyang Herbs”) <2>	—	—	—	50.00%

Investments accounted for under cost method:
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <13>	5,000,000	5,000,000	704,235	12.92%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	—	—	—	19.20%
Dragonfly Ventures II, L.P. (“Dragonfly”)<3>	19,519,950	19,519,950	2,749,327	1.19%
Redblock Inc. (“Redblock”) <4>	1,942,860	1,942,860	273,646	1.00%
Gameway Pte.Ltd. (“Gameway”) <14>	634,870	634,870	89,420	1.25%
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”)	—	—	—	9.90%
Shangdong Shanyeyunye Culture Co., Ltd. (“Shanyeyunye”) <10>	—	—	—	10.00%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <11>	—	—	—	9.09%
Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”) <6>	—	—	—	12.76%
Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”) <7>	—	—	—	4.00%
Skychain Technologies Inc. (“Skychain”) <1>	—	—	—	15.11%
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <12>	—	—	—	1.28%

Investments accounted for under readily determinable fair values
Nano Labs, Ltd. (“Nano Labs”) <9>	584,566	935,658	131,785	*
SMI Vantage(“SMI”) <5>	6,759,811	7,249,302	1,021,043	5.74%
FF Intelligent Mobility Global Holdings Ltd. (“FF Intelligent”) <8>	855,338	8,649	1,218	*
Total	35,297,395	35,291,289	4,970,674

*Less than 1%

The Group recorded the impairment on equity investments of RMB7.6 million, RMB 17.3 million and nil for the years ended December 31,2021, 2022 and 2023, respectively. The Group recorded the gain on other investments of RMB17.2 million, the impairment of RMB 30 million, and the gain of RMB3.5 million (US$ 0.5 million) for the years ended December 31,2021, 2022, and 2023, respectively. The Group recorded the gain on disposal of equity investment and available-for-sale investments of nil, RMB 0.7 million, and RMB 1.7 million (US$ 0.2 million) for the years ended December 2021, 2022, and 2023, respectively. For the investments in equity, the Group has recorded share of loss of RMB1.7 million, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

<1> Skychain

In April 2021, the Group signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. Upon the completion of construction, we plan to deploy our cryptocurrency mining machines there. The Group invested RMB10.6 million (US$1.5 million) to get 15.11% of shares and RMB10.6 million (US$1.5 million) to get the Debentures of Skychain, the Debentures shall mature on the fourth anniversary of the closing date, the Group has an option to extend maturity for additional 12 months, and the Debentures bear interest at a rate of 1% per annum. The Group recorded share of loss of RMB1.7 million (US$0.2 million) and impairment of loss of RMB 4.3 million (US$0.6 million) for the year ended December 31, 2021. Due to the local regulatory and permitting issues as well as significant construction delays, the Group had recorded a full impairment loss of RMB15.3 million (US$2.2 million) in 2022.

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

<5> SMI

In June 2021, the Group entered into a subscription agreement with SMI Vantage (“SMI”), which the Group paid RMB 1.6 million (US$0.2 million) to subscribe shares and options of SMI. In August 2021 the Group exercised the options, and paid RMB 4.9 million (US$0.7 million) to obtain additional shares. In April 2022, the Group sold machines to SMI in exchange for additional shares which valued RMB 2.1 million (US$0.3 million). In 2023, the Group sold 17,600,000 shares of SMI and received RMB 5.2 million (US$0.7 million), the Group recorded a realized gain on disposal of equity investee and available - for - sale investments of RMB 1.7 million (US$0.2 million). The Group recorded an investment loss of RMB 10.2 million (US$1.5 million) and an investment gain of RMB 4 million (US$0.6 million) for the years ended December 31, 2022 and 2023, respectively.

<6> Shanghai Lingjun

In August 2021, the Group entered into an agreement with Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”). The Group invested RMB6.0 million (US$0.9 million) in Shanghai Lingjun for an equity interest of 12.76%. Due to the uncertainty in business development, the Group decided to end the investment and received the investment payback of RMB 4.5 million (US$0.7 million)in 2022 and RMB 1.5 million (US$0.2 million)in March 2023.

<7> Hangzhou Lianfang

In August 2021, the Group entered into an investment agreement with Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”). The Group invested RMB2.0 million (US$0.3 million) in Hangzhou Lianfang for an equity interest of 4.00%. Due to the uncertainty in business development, the Group had recorded a full impairment loss of RMB 2.0 million (US$0.3 million) in 2022.

<8> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. The prepaid deposit for joint venture was fully impaired in 2019 as the actual progress of the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil. On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of RMB 37.7 million (US$ 5.5 million), The Group recognized a loss on change in investment of RMB 23.4 million (US$ 3.4 million) based on its fair value as of December 31, 2021. As the result, the Group recognized a net gain of RMB 14.3 million (US$ 2.1 million) for the year ended December 31, 2021. The Group recognized a loss on change in investment of RMB 13.5 million and a loss on change in investment of RMB 0.8 million (US$ 0.1 million) based on its fair value as of December 31, 2022 and 2023, respectively.

<9> Nano Labs

In July 2022, the Group has made a RMB 20.2 million (US$3 million) strategic investment in the initial public offering of Nano Labs to obtain of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In July and August 2022, the Group sold 187,656 ADSs of Nano Labs and received RMB 15.2 million (US$2.2 million), the Group recorded a realized gain on disposal of equity investee and available-for-sale investments of RMB 0.7 million ( US$0.1 million). The Group recognized a loss on change in investment of RMB 4.3 million and a loss on change in investment of RMB 0.4 million (US$ 0.05 million) based on its fair value as of December 31, 2022 and 2023, respectively.

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

<13> Ronglei

In October 2021, the Group entered into an investment agreement with Ronglei. The Group invested RMB2 million (US$0.3 million) in 2021 and invested RMB3 million (US$0.4 million) in 2022. Total investment in Ronglei amounted to RMB5 million (US$0.7 million), which represented an equity interest of 12.92% as of December 31, 2023.

<14> Gameway

In February 2022, the Group entered into an investment agreement with Gameway. The Group invested RMB0.6 million (US$0.09 million) in 2022 or an equity interest of 1.25% as of December 31, 2023.

9. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Computers and equipment	265,098,467	270,992,348	38,168,474
Office furniture and fixtures	1,710,298	1,651,530	232,613
Motor vehicles	3,344,272	3,435,856	483,930
Software	10,542,201	10,542,201	1,484,838
Less: accumulated depreciation and amortization	(137,847,601)	(192,292,625)	(27,083,850)
Net book value	142,847,637	94,329,310	13,286,005

Depreciation and amortization charges for the years ended December 31, 2021, 2022 and 2023 amounting to RMB47.4 million, RMB91.4 million and RMB86.9 million (US$12.2 million), respectively. The depreciation and amortization charges included in cost of revenues are RMB16.6 million, RMB45.4 million and RMB69.4 million (US$9.8 million) for the years ended December 31, 2021, 2022 and 2023,respectively, and the depreciation and amortization charges included in general and administrative expense are RMB30.8 million, RMB46.0 million and RMB17.5 million (US$2.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has recorded a gain on disposal of property, equipment and software amounting to RMB3.9 million, RMB8.8 million, and RMB50,000 (US$7,000), as other income, net for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has recorded impairment loss of equipment of RMB11.6 million, RMB176.9 million and RMB161.0 million (US$22.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively. In the fixed assets, there is a generator set as collateral, which guarantees Montcrypto’s loan.

10. CRYPTOCURRENCIES

Effective January 1, 2023, the Group has elected to early adopt ASU No. 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in Change in fair value of cryptocurrencies, in Operating income (loss) on the Consolidated Statements of Operations and Comprehensive Income (Loss), for the year ended December 31, 2023. As a result of the adoption of ASU 2023-08, the Group recorded a cumulative effect adjustment of RMB1.5 million ($0.2 million) increase to its cryptocurrencies and of RMB1.5 million ($0.2 million) decrease to its Accumulated deficit on the accompanying consolidated balance sheets as of January 1, 2023.

The Group’s cryptocurrencies comprise the following:

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Bitcoins (BTC) <1>	60,576,929	92,205,041	12,986,808
Tether (USDT) <2>	29,318	1,546,793	217,861
Ethereum (ETH) <4>	4,924,572	1,302,324	183,428
Filecoin (Fil) <3>	808,711	12,907,103	1,817,929
Binance Coin (BNB)	2,123	—	—
Total	66,341,653	107,961,261	15,206,026
Less: Cryptocurrencies, restricted	8,472,413	20,247,023	2,851,734
Balance of Cryptocurrencies	57,869,240	87,714,238	12,354,292

Rollforward Activity of Cryptocurrencies

The following table presents rollforward information about cryptocurrencies from January 1, 2022 to December 31, 2023:

	BTC		USDT		ETH		FIL		BNB		USDC		APE		Total
	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB
Balance as of January 1, 2022	393	77,693,877	1,321,342	8,424,472	—	—	—	—	—	—	—	—	—	—	86,118,349
Receipt of BTC from Cryptocurrency Mining, net*	604	97,856,961	—	—	—	—	—	—	—	—	—	—	—	—	97,856,961
Receipt of FIL from Cryptocurrency mining**	—	—	—	—	—	—	13,970	573,306	—	—	—	—	—	—	573,306
Receipt of ETH from operating activities	—	—	—	—	770	10,170,837	—	—	—	—	—	—	—	—	10,170,837
Purchase of cryptocurrencies by cash	—	—	995,000	6,315,981	—	—	—	—	—	—	—	—	—	-	6,315,981
Additions from exchange of other cryptocurrencies	—	—	7,207,317	49,312,505	222	4,087,824	—	—	1	2,123	2,233,639	15,039,436	903	140,252	68,582,140
Interest income	0.01	937	1,804	11,711	0.1	1,019	30	1,576	—	—	—	—	—	—	15,243
Proceeds from disposal of mining machines	—	—	390,240	2,644,929	—	—	—	—	—	—	—	—	—	—	2,644,929
Proceeds from disposal of subsidiaries	—	—	—	—	—	—	35,000	1,110,927	—	—	—	—	—	—	1,110,927
Payment for operating activities	(10)	(1,121,886)	(9,788,568)	(65,777,411)	(255)	(6,015,430)	(200)	(11,111)	—	—	(2,220,533)	(14,954,731)	(903)	(140,252)	(88,020,821)
Sale of cryptocurrencies for cash	(30)	(5,637,172)	—	—	—	—	—	—	—	—	—	—	—	—	(5,637,172)
Sale of cryptocurrencies for other cryptocurrencies	(415)	(64,062,260)	(122,925)	(791,820)	(31)	(579,684)	—	—	—	—	(13,106)	(89,815)	—	—	(65,523,579)
Exchange gain or loss for RMB/USD translation	—	—	—	(111,049)	—	—	—	—	—	—	—	5,110	—	—	(105,939)
Realized gain on sale/exchange cryptocurrencies	—	11,078,688	—	—	—	(213,941)	—	—	—	—	—	—	—	—	10,864,747
Less:Impairment of cryptocurrencies	—	(55,232,216)	—	—	—	(2,526,053)	—	(865,987)	—	—	—	—	—	—	(58,624,256)
Balance as of December 31,2022	542	60,576,929	4,210	29,318	706	4,924,572	48,800	808,711	1	2,123	—	—	—	—	66,341,653
Cumulative effect from the adoption of ASU 2023-08	—	349,930	—	—	—	944,847	—	237,008	—	(408)	—	—	—	—	1,531,377
Receipt of BTC from Cryptocurrency Mining, net*	851	168,324,213	—	—	—	—	—	—	—	—	—	—	—	—	168,324,213
Receipt of FIL from Cryptocurrency mining **	—	—	—	—	—	—	71,035	2,262,270	—	—	—	—	—	—	2,262,270
Receipt of ETH from operating activities	—	—	—	—	42	433,443	—	—	—	—	—	—	—	—	433,443
Additions from exchange of other cryptocurrencies	—	—	21,301,249	149,729,252	—	—	—	—	—	—	—	—	—	—	149,729,252
Interest income	0.02	3,757	12,333	86,461	2	20,967	679	20,064	—	—	—	—	—	—	131,249
Proceeds from disposal of mining machines	—	—	553,836	3,914,910	—	—	—	—	—	—	—	—	—	—	3,914,910
Proceeds from disposal of subsidiaries	—	—	—	—	—	—	153,000	4,815,622	—	—	—	—	—	—	4,815,622
Payment for operating activities	(4)	(540,691)	(21,653,238)	(152,548,249)	(7)	(69,134)	(225)	(7,379)	(1)	(1,643)	—	—	—	—	(153,167,096)
Sale of cryptocurrencies for cash	(375)	(70,539,071)	—	—	—	—	—	—	—	—	—	—	—	—	(70,539,071)
Sale of cryptocurrencies for other cryptocurrencies	(708)	(140,307,791)	—	—	(663)	(8,715,982)	—	—	—	—	—	—	—	—	(149,023,773)
Exchange gain or loss for RMB/USD translation	—	—	—	335,101	—	—	—	—	—	(72)	—	—	—	—	335,029
Realized gain on sale/exchange of cryptocurrencies	—	40,610,729	—	—	—	2,225,201	—	—	—	—	—	—	—	—	42,835,930
Change in fair value of cryptocurrencies	—	33,727,036	—	—	—	1,538,410	—	4,770,807	—	—	—	—	—	—	40,036,253
Balance as of December 31, 2023	306	92,205,041	218,390	1,546,793	80	1,302,324	273,289	12,907,103	—	—	—	—	—	—	107,961,261
Less: Cryptocurrencies, restricted	38	11,443,970	—	—	—	—	186,383	8,803,053	—	—	—	—	—	—	20,247,023
Balance of Cryptocurrencies	268	80,761,071	218,390	1,546,793	80	1,302,324	86,906	4,104,050	—	—	—	—	—	—	87,714,238

*Receipt of BTC from Cryptocurrency mining, net of service fee deducted by mining pool of RMB 5,003,875 and RMB 3,126,644 for the years ended 2023 and 2022, respectively.

**Receipt of FIL net of expense of RMB 783,295 and RMB nil for the years ended December 31, 2023 and 2022, respectively.

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and the Group received the consideration, at which time revenue and Cryptocurrencies, Bitcoins are recognized. As of December 31, 2022, the Group owned 542 Bitcoins, including 70 Bitcoins pledged; the value of pledged Bitcoin is approximately RMB 7.8 million (US$ 1.1 million). A pledged total of 70 BTC was pledged as of December 31, 2022, which consisted of the current portion of 32 BTC with a value of approximately RMB 3.6 million (US$ 0.5 million) and the non-current portion of 38 BTC with a value of approximately RMB 4.2 million (US$ 0.6 million).

There were 32 pledged Bitcoins released in 2023. As of December 31, 2023, the Group owned 306 Bitcoins, including 38 Bitcoins pledged. As of December 31, 2023, the fair value of the pledged Bitcoins was approximately RMB 11.4 million (US$ 1.6 million). A total of 38 BTC was pledged as of December 31, 2023, which consisted of the current portion of 30 BTC with a value of approximately RMB 9.1 million (US$ 1.3 million) and the non-current portion of 8 BTC with a value of approximately RMB 2.4 million (US$ 0.3 million).

<2> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore the Group uses US$ to purchase USDT from time to time. As of December 31, 2023, the Group owned 218,390 USDT.

<3>Filecoin (Fil)

Among these intangible assets, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will reward the miners by Filecoin awards. As such, the Group cooperated with a third-party company where the Group contributes mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of December 31, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of December 31, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue as of December 31, 2021. The Group started to own the Filecoins being mined from January 1, 2022, the Group start to recognize Filecoin mining revenue and the intangible assets at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were released from the pledge in 2021, nil released in 2022 and 38 Bitcoins were released from the pledge in 2023, with remaining 32 Bitcoins were still under pledge as of December 31, 2023. As of December 31, 2022, the Group owned 48,800 Filecoin, including 39,152 Filecoin pledged as of December 31, 2022, the fair value of pledged Filecoin is approximately RMB 0.6 million (US$0.1 million). As of December 31, 2023, the Group owned 273,289 Filecoin, including 186,383 Filecoin pledged as of December 31, 2023, the fair value of pledged Filecoin is approximately RMB 8.8 million (US$ 1.2 million). All pledged Filecoin can be released within one year, which was recorded as current restricted cryptocurrencies.

<4> Ethereum(ETH)

Since the Group turned the business focus to blockchain industry, the Group needs to make certain payments in ETH. As of December 31, 2023, the Group owned 80 ETH.

Cryptocurrencies, (including Bitcoin, Tether, Filecoin, Ethereum and Binance Coin) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy as disclosed in Note 2 above. Prior to the adoption of ASU 2023 - 08, Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives, thus they should not be amortized but should be tested for impairment on annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency existed when the carrying amount exceeded its fair value, which was measured using the intraday lowest quoted price of the Cryptocurrencies at the time its fair value was being measured on any day subsequent to its acquisition and an impairment charge were recognized. The Group monitored and tracked the Cryptocurrencies price on a daily basis and recognized the impairment charge whenever there were observable transactions in which the carrying amount of the Cryptocurrencies exceeded their fair value at any time. To the extent an impairment loss was recognized, the loss established the new cost basis of the Cryptocurrencies. Subsequent reversal of impairment losses is not permitted.

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s cryptocurrencies are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current year for any difference between the carrying amount of the Company’s cryptocurrencies at fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $1.5 million cryptocurrencies decrease to accumulated deficit and an increase for the same amount to the Cryptocurrencies account balance on the Consolidated Balance Sheets as of the adoption date, January 1, 2023.

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

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			(Note 3)
Operating lease right-of-use assets	12,061,697	6,868,817	967,453
Operating lease liabilities-current portion	5,792,931	4,372,886	615,908
Operating lease liabilities-non-current portion	7,405,805	2,788,063	392,690

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive (Loss) Gain	December 31, 2022	December 31, 2023	December 31, 2023
		RMB	RMB	US$
				(Note 3)
Operating lease cost	Operating expenses	4,254,040	5,428,382	764,572
Cost of other leases with terms less than one year	Operating expenses	87,329	80,317	11,312
Total		4,341,369	5,508,699	775,884

Maturities of operating lease liabilities are as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			(Note 3)
Due within one year	6,278,361	4,612,013	649,588
Due in the second year	5,172,713	2,733,696	385,033
Due in the third year	2,502,839	101,173	14,250
Total lease payments	13,953,913	7,446,882	1,048,871
Less: imputed interest	(755,177)	(285,933)	(40,273)
Total	13,198,736	7,160,949	1,008,598

The following table summarizes the lease term and discount rate for the Company’s operating lease as of December 31, 2023:

Operating Lease
Weighted average remaining lease term (in years)	1.88
Weighted average discount rate	4.65%

As of December 31, 2023, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
			(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	2,381,173	6,196,169	872,712

12. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2021, 2022 and 2023. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2021, 2022 and 2023. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As HNTE qualification has expired in November 2020, Shanghai IT is no longer entitled the HNTE qualification benefits. As Shanghai IT did not have taxable income for the years ended December 31, 2021, 2022 and 2023, Shanghai IT has not benefited from this preferential income tax rate.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income(loss) are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
PRC	—	—	—	—
Deferred tax assets
PRC	4,915,611	(35,242,565)	(3,760,466)	(529,651)
Other jurisdictions	(183,867,203)	—	—	—
Subtotal	(178,951,592)	(35,242,565)	(3,760,466)	(529,651)
Change in valuation allowance
PRC	(4,915,611)	35,242,565	3,760,466	529,651
Other jurisdictions	183,867,203	—	—	—
Subtotal	178,951,592	35,242,565	3,760,466	529,651
Income tax expense	—	—	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	0%	0%	0%
Change in future tax rate (upon expiration of preferential rate)	0%	0%	(1)%
Change of prior year deferred tax assets	(19)%	(11)%	(37)%
Change of valuation allowance	(28)%	(20)%	194%
Income not subject to tax and non-deductible expenses, net	0%	0%	16%
Effect of expired net operating loss	22%	6%	(197)%
PRC withholding tax	0%	0%	0%
Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Temporary differences related to expenses and accruals	838,333	619,982	87,323
Temporary differences related to impairment on advances to suppliers	1,955,941	306,444	43,162
Temporary differences related to provision for doubtful accounts	631,200	548,823	77,300
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	(3,466,064)	(3,402,036)	(479,167)
Startup expenses and advertising fees	105,917	53,981	7,603
Temporary differences related to equity investments	9,252,558	9,252,558	1,303,196
Temporary differences related to provision for prepayment for equipment	—	—	—
Tax loss carry forwards	79,322,053	77,499,720	10,915,607
Total deferred tax assets	88,639,938	84,879,472	11,955,024
Less: Valuation allowance	(88,639,938)	(84,879,472)	(11,955,024)
Total deferred tax assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Beginning balance	123,882,503	88,639,938	12,484,675
Decrease in valuation allowance	(35,242,565)	(3,760,466)	(529,651)
Ending balance	88,639,938	84,879,472	11,955,024

For the years ended December 31, 2022 and 2023, the Group recorded a decrease of valuation allowance of approximately RMB 35.2 million and RMB 3.8 million (US$0.5 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2023, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 291.6 million which will expire from 2024 to 2028. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2022 and 2023. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these VIE do not have any accumulated earnings as of December 31, 2022 and 2023. The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2022 and 2023. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2021, 2022 and 2023, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2023, the Group is subject to examination by the PRC tax authorities.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
Funds raised for CrossFire New Mobile Game	30,254,560	29,549,135	4,161,909
Professional services	2,024,984	795,858	112,094
Agency commission fees payable	2,940,840	2,203,102	310,300
Staff cost related payables	6,850,707	5,815,688	819,123
Office expenses	1,097,491	2,008,450	282,884
Product development services	772,643	14,924	2,102
Other payables	1,574,383	1,621,300	228,355
Lawsuit dues	17,199,963	—	—
Hosting service fee	—	341,667	48,123
Others	1,768,903	564,750	79,543
Loan	1,952,630	1,261,316	177,653
Total	66,437,104	44,176,190	6,222,086

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2022, the Group had raised RMB57.5 million (US$8.1 million). The Group does not plan to finance the remaining RMB100.0 million (US$14.1 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against the Group to recover RMB57.5 million (US$8.1 million) of principal and RMB4.6 million (US$0.6 million) of interest that the Group has previously raised to finance the early phase development of CrossFire New Mobile Game. The Group cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of the filing date, no appeal claim has been made by Inner Mongolia Culture Assets to the sentence of the court.

In April 2022, the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB17.2 million (US$2.4 million) as of December 31, 2022. Upon the satisfaction of certain conditions set forth in the foregoing settlement deed, the arbitration proceeding will be terminated. After the final payment of USD 3 million lawsuit dues in 2023, all outstanding claims under the Convertible Notes have been settled.

In late 2021, the Group entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Therefore, as of the disposal date, the Group recorded an other payables for RMB30.6 million (US$4.3 million). As of December 31, 2023, the Group’s balance of other payments payable to Niulian for RMB 1.5 million (US$0.2 million).

In 2022, the Group borrowed a loan of RMB 2.5 million (US$0.4 million) from collaborator for the development of mining operations in Canada. In 2022, the Group have repaid the loan of RMB 0.5 million (US$0.1 million). As of December 31, 2022, the Group’s balance of loan is RMB 2.0 million (US$0.3 million). In 2023, the Group borrowed a loan of RMB 1.5 million (US$0.2 million) from collaborator for the development of mining operations in Canada and have repaid the loan of RMB 2.2 million (US$0.3 million). As of December 31, 2023, the Group’s balance of loan is RMB 1.3 million (US$0.2 million).

14. REFUND OF WOW GAME POINTS

As a result of the loss of the World of Warcraft (“WoW”) license on June 7, 2009, the Group announced a refund plan in connection with inactivated WoW game point cards, which the Group recorded as refund of game points. According to the plan, inactivated WoW game point card holders are eligible to receive a cash refund from the Group. The Group recorded a liability in connection with both inactivated points cards and activated but unconsumed point cards of approximately RMB201 million.

Upon the loss of the WoW license, the Group concluded the nature of the obligation substantively changed from deferred revenue, for which the Group had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. The Group has accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, shall be recorded as other operating income after the Group is legally released from the obligation to refund amounts under the applicable laws. In 2012, after consultation with its legal counsel, the Group concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date the Group publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26 million was recognized as other operating income for the year ended December 31, 2011.

The remaining refund liability relating to the activated but unconsumed WoW game points amounted to RMB170 million (US$23.9 million), the remaining advance from customer about WoW amounted to RMB 5.3 million (US$0.8 million). Albeit the fact that there has been no claim of refund for more than 10 years, the Group previously took a conservative approach and decided that it would not be released from this liability until 2029 unless it publicly announces a refund policy. In 2023, the successor of the WoW game license in China also ceased the operation of WoW in China. To the Group’s knowledge, there has been no noticeable public complaint relating to refund. The Group then reconsidered whether it is still reasonable to keep the refund liability on the balance sheet. The Group believes that the likelihood as to certain gamer comes to the Group to claim unconsumed WoW game points is remote, primarily because (i) back to the years when the Group operated WoW, the majority of the Company’s sale of WoW game points was through physical game cards as the electronic payment system in China was not well-developed like these days; it is unlikely that gamers still keep any physical WoW game cards, (ii) there has not been any occurrence of refund claim in more than 10 years since the Company ceased the operation of WoW game, and due to the inactivity, the Group already disposed the computer servers that were used to store the operating data of the WoW game for cost considerations, and (iii) when the successor of the WoW game license in China took over the WoW game, it allowed the gamers to keep their unconsumed WoW game points and transited to its domain, which also makes it unlikely for gamers to claim refunds from the Group after all these years.

The Group engaged an external legal counsel to look into this matter, analyzed different scenarios regarding such potential claims from different parties against the Group. Based on their legal opinion, for all who may have the right to claim the refund from the Group, the statute of limitations applicable to their claims have expired, there are no other statutory circumstances of suspension or interruption of the statute of limitations. Therefore, there is no need to apply the protection of the maximum statute of limitations of 20 years, and these potential plaintiffs had lost the right to win the lawsuit. The external legal counsel further concluded that these potential plaintiffs had been unable to realize their claims through legal means and that the debt between these subjects and the Group had been extinguished from the legal point of view. Therefore, under ASC 405, the Group derecognized such liability and recognized a gain on extinguished liabilities of WoW of RMB175.3 million (US$24.7 million) as of and for the year ended December 31, 2023.

15. CONVERTIBLE NOTES

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

The Group issued a convertible promissory note on February 2, 2021 at $5 million that mature on February 2, 2022 and accrued interest at 6.00% per annum. In connection with the promissory note, the Group issued 50,000 ADSs. The note is convertible into ADSs at a conversion price of $14 per share. The Group evaluated the potential embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the February Note. The conversion feature of the February Note was deemed clearly and closely related to the February Note and accordingly was not bifurcated as a standalone derivative. Upon issuance of the February Note, the Group allocated the proceeds received to the February Note and ADSs on a relative fair value basis. As a result of such allocation, the Group determined the initial carrying value of the February Note to be $1.7 million. The Group recorded the relative fair value of the ADSs as a debt discount of $0.6 million and amortized the discount over the life of the note (12 months). The February Note had anti - dilution protection in the event of certain stock splits. The $5,000,000 convertible note was repaid in full in 2021.

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

The Group issued a convertible promissory note accrued interest at 6.00% per annum on March 17, 2021 at $20 million that matured on March 17, 2022 and has been postponed until March 17, 2024. Until March 17,2024, this convertible note is still outstanding, based on the old amendment contract ,the Group obtained the new matured date to March 17, 2025 and treated the amendment as effective 12/31/2023. The Group also was required to issue ADSs having a fair value of $2,444,444 as commitment shares value, subsequent to the Group having an effective registration statement for the underlying shares or on September 17, 2021. The Group issued 3,277,050 shares on May 6, 2021 having a fair value of $2,444,444. The March Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. The March Note has anti-dilution protection in the event of certain stock splits.

On August 4, 2022 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $5,500,000 of convertible note due August 3, 2023. The Note carried an original issue discount of $500,000 (the “OID”). In addition, Company agreed to pay $15,000 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the “Transaction Expense Amount”), which amount will be reduced from the amount funded hereunder. The “Purchase Price”, therefore, shall be $4,985,000. The $5,500,000 convertible note was repaid in full in 2023.

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

On November 13, 2023, the Company sold and issued two-year 3% per annum convertible promissory note to Bripheno PTE. LTD., which is a third party, at the purchase price of US$6 million with the conversion price of USD15 per ADS. and warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. The price at which Lender has the right to convert all or any portion of the Outstanding Balance into ADSs is $15 per ADS or US$ 0.05 per Class A ordinary share.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 205.94%, (3) weighted average risk-free interest rate of 0.07%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $42.39 per share. The following assumptions used at December 31, 2022: (1) dividend yield of 0%; (2) expected volatility of 107.09%, (3) weighted average risk-free interest rate of 4.73%, (4) expected life of 1.21 year, and (5) estimated fair value of the Group’s ADSs of $0.44 per share. The following assumptions used at December 31, 2023: (1) dividend yield of 0%; (2) expected volatility of 120.48%, (3) weighted average risk-free interest rate of 4.79%, (4) expected life of 1.21 year, and (5) estimated fair value of the Group’s ADSs of $0.67 per share.

The fair value of the conversion option related to the November 2023 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 110.09%, (3) weighted average risk-free interest rate of 5.02%, (4) expected life of 2 years.

The following table provides a summary of the changes in convertible notes, net of unamortized discount, during 2023:

	2023
Balance at January 1,	RMB	60,984,058
Issuance of convertible debt, face value		43,061,400
Debt discount from extension fee		(2,251,078)
Modified the CB principal		2,988,816
Repayment of convertible debt		(42,903,059)
Conversion of convertible debt into ordinary shares		(21,084,738)
Amortization of debt discount		25,392,044
Exchange rate change on convertible notes face value		491,308
Convertible debt-current, at December 31		49,932,651
Convertible debt-non current		16,746,100
Convertible notes, net at December 31,	RMB	66,678,751

As of December 31, 2023 and December 31, 2022, the Group had the following convertible notes outstanding:

	December 31, 2023				December 31, 2022
			Accrued				Accrued
	Principal		Interest		Principal		Interest
August 2022 $5,500,000 Notes convertible into ADS common stock, 6% interest, due August 2023	RMB	37,199,800	RMB	3,103,726	RMB	37,199,800	RMB	911,140
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2024	RMB	129,956,000	RMB	16,382,549	RMB	129,956,000	RMB	12,013,055
November 2023 $6,000,000 Notes convertible into ADS common stock, 3% interest, due November 2025	RMB	43,061,400	RMB	169,985		—		—
modified the CB principal	RMB	2,988,816		—		—		—
Conversion of convertible debt into ordinary shares	RMB	(78,998,945)	RMB	(14,169,257)	RMB	(57,914,207)	RMB	(11,853,771)
Repayment of convertible debt	RMB	(42,903,059)	RMB	(5,219,434)		—		—
Exchange rate change on convertible notes face value	RMB	6,329,690	RMB	—	RMB	5,838,382	RMB	—
Total Convertible Notes Payable, Net	RMB	97,633,702	RMB	267,569	RMB	115,079,975	RMB	1,070,424
Less: Debt Discount		(30,954,951)		—		(54,095,917)		—
	RMB	66,678,751	RMB	267,569	RMB	60,984,058	RMB	1,070,424

Amortization of debt discount and interest expense for the ended December 31, 2023, 2022 and 2021 on the convertible notes payable amounted to RMB 31.2 million (US$4.4 million), RMB 23.2 million and RMB 120.6 million, respectively.

16. WARRANTS

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

On November 13, 2023, the Company sold and issued(i)150,000,000 Class A ordinary shares (equivalent to 500,000 American Depository Shares, or ADSs) at a price of USD12 per ADS; (ii)two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of USD15 per ADS and (iii)warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. All the above securities are subject to a 6-month lock up period. The Company has raised a total of US$12 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$488,881. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (5.02%),(2) expected warrant life of 2 years, (3) expected volatility of 111%, and (4) expected dividend yield of 0.

17. SHAREHOLDER RIGHTS PLAN

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

Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2023, there were 1,405,226,227 ordinary shares issued or outstanding, being the sum of 1,391,618,893 Class A ordinary shares and 13,607,334 Class B ordinary shares.

18. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income (loss) for such employee benefits amounted to RMB4.1 million, RMB6.4 million and RMB5.5 million (US$0.77 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

19. SHARE-BASED COMPENSATION

13.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. In addition, the 2004 Option Plan was amended in April 2023 to increase maximum number of ordinary share to 550,000,000. As of December 31, 2023, options to purchase 50,000 ordinary shares were expired and 193,473,400 ordinary shares were available for future grant under the 2004 Option Plan.

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

On September 7, 2023, our board of directors and board committees authorized and approved the issuance of an aggregate number of 214,650,000 Class A ordinary shares of our company to certain directors, executive officers, employees of our company as share incentive awards for their services to us pursuant to the Tenth Amended and Restated 2004 Stock Option Plan. Among those Class A ordinary shares grants, the 205,200,000 Class A ordinary shares issued pursuant to the restricted share grants to the executive officers and employees of the Company are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued pursuant to the restricted share units granted to the independent directors of the Company as part of their compensation for their services as independent directors of the Company for the next three years.

Share-Based Compensation

For the years ended December 31, 2021, 2022 and 2023, the Group recorded share-based compensation of RMB150.2 million, RMB202.3 million and RMB70.8 million (US$10 million), respectively, for restricted ordinary shares granted to the Group’s employees and directors.

As of December 31, 2023, there was approximately RMB 28.9 million (US$4.1 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

20. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with equity investee

In 2013, the Group entered into an agreement with ZTE9, an equity investee of the Group, to jointly operate IPTV games in the PRC. According to the agreement, the Group pays ZTE9 a royalty fee for providing game contents on IPTV. In July 2020, ZTE9 initiated the liquidation process given its inability to repay its liabilities due. In September 2020, the Group entered into a debt settlement agreement with ZTE9 by paying ZTE9 an amount of RMB1.0 million (US$0.1 million) and all outstanding balances have been offset. No IPTV business transaction and borrowing lent to ZTE9 in 2022 and 2023, respectively.

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2022 and 2023, respectively. The Group has repaid a total of RMB2.6 million and RMB9.5 million (US$1.3 million) for the years ended December 31, 2022 and 2023, respectively. The loans were interest-free and the outstanding balance of RMB11.5 million and RMB2.0 million (US$0.3 million) remained as of December 31, 2022 and 2023, respectively.

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

21. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2021	31, 2022	31, 2023	31, 2023
	RMB	RMB	RMB	US$
				(Note 3)
Numerator:

Loss from continuing operations	(392,692,879)	(693,405,669)	(144,276,724)	(20,320,951)
Gain (loss) from discontinued operations, net	(24,132,389)	(286,086,586)	156,853,103	22,092,297
Net loss attributable to noncontrolling interest	(5,590,513)	(4,633,205)	(7,427,235)	(1,046,104)
Net (loss) income attributable to ordinary shareholders	(411,234,755)	(974,859,050)	20,003,614	2,817,450

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	495,304,894	720,237,128	1,010,895,182	1,010,895,182

Net (loss) income attributable to holders of ordinary shares per share
- Basic and diluted- continuing operations	(0.78)	(0.96)	(0.14)	(0.02)
- Basic and diluted - discontinued operations	(0.05)	(0.40)	0.16	0.02

The Company had 366,148,968, 271,620,613 and 520,698,343 stock options, warrants and non-vested shares outstanding as of December 31, 2021, 2022 and 2023, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

22. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIE of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2021, 2022 and 2023. The accumulated reserves as of December 31, 2023 were RMB10.6 million (US$1.5 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB88 million (US$12.4 million) as of December 31, 2023, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2023, approximately RMB77.4 million (US$10.9 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

23. NONCONTROLLING INTEREST

The following schedule shows the movement on the noncontrolling interests of The9 Limited for the years ended December 31, 2021, 2022 and 2023.

	RMB	US$
		(Note 3)
Noncontrolling interests on December 31, 2020	379,724,280	53,483,046
Net loss attributable to noncontrolling interests	5,590,513	787,407
Noncontrolling interests from consolidation since acquisition	(372,299,401)	(52,437,273)
Noncontrolling interests on December 31, 2021	13,015,392	1,833,180
Net loss attributable to noncontrolling interests	4,633,205	652,573
Contributions from noncontrolling interests	(40,000)	(5,634)
Noncontrolling interests from consolidation since acquisition	162,253	22,853
Noncontrolling interests on December 31, 2022	17,770,850	2,502,972
Net loss attributable to noncontrolling interests	7,427,235	1,046,104
Contributions from noncontrolling interests	(262,000)	(36,902)
Noncontrolling interests from consolidation since acquisition	—	—
Noncontrolling interests on December 31, 2023	24,936,085	3,512,174

24. REDEEMABLE NONCONTROLLING INTEREST

On December 31, 2014, the Group considered the redemption of the SBPS to be probable. The Group accreted the carrying value of SBPS to redemption value using the effective interest rate method over the period from the issuance date to the redemption date. As the Group lost control of Red 5 and no longer consolidated of Red 5, redeemable noncontrolling interest record as nil on December 31, 2022 and December 31, 2023.

A reconciliation of redeemable noncontrolling interest is as follows:

	For the year ended	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Redeemable noncontrolling interest opening balance	349,046,548	—	—	—
Net loss attributable to redeemable noncontrolling interest	—	—	—	—
Change in redeemable noncontrolling interest	(349,046,548)	—	—	—
Redeemable noncontrolling interest ending balance	—	—	—	—

25. DISPOSAL OF SUBSIDIARIES

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

The9 Interactive Inc. is a wholly-owned subsidiary of The9 Limited. Since all the business activities have been terminated from 2019, the9 Interactive Inc. is converting into dormant status. The9 decided to dispose the company by December 31,2022. The Group has recorded a net loss of RMB 3.7 million (US$0.5 million) of and for the year ended December 31, 2022.

In late 2021, we formally stepped into the NFT business. Up to year 2023，the financial performance of NFT business is extremely poor, the Company decided to terminate the wholly- owned NFT business and begin to seek a buyer for this business in the first half of 2023. On October 13,2023, The9 Limited signed the share sale contract with PT. DIFI NFT INDONESIA, which is a third party. The Group sold 1 Ordinary share of NFTSTAR Singapore Pte. LTD. (the parent company of NFT relevant business group) to the Purchaser for SGD 1.00. The Group has recorded a net gain of RMB 158.8 million (US$22.4 million) as of and for the year ended December 31, 2023.

NSWAP Singapore PTE.LTD. (“NSWAP”) is a wholly-owned subsidiary of The9 Limited. Since NSWAP was in dormant state over one year, the Group submitted the shut down application and obtained the approval from the Accounting and Corporate Regulatory Authority in November 2023. The Group has recorded a net loss of RMB 0.3 million (US$0.04 million) as of and for the year ended December 31, 2023.

26. COMMITMENTS AND CONTINGENCIES

26.1 Other operating commitments

In October 2016, the Group had raised RMB57.5 million (US$8.1 million), and the Group planned to raise an additional RMB100.0 million (US$14.1 million) until CrossFire New Mobile Game is launched. Under this fundraising arrangement, the Group will share certain percentages of revenues from CrossFire New Mobile Game to investors providing funding to the Group. The Group does not plan to finance the remaining RMB100.0 million (US$14.1 million) from the planned fundraising arrangement. The Group is obligated to pay an amount of US$2.0 million within 30 days after commercial launch date of the game to Smilegate as minimum guarantee for royalty. In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against Wuxi Qudong and Shanghai IT based on the cooperation agreement entered in September 2016. Inner Mongolia Culture Assets and Equity Exchange claims to request a refund of RMB57.5 million (US$8.1 million) which the Group has previously raised to finance the early phase development of CrossFire New Mobile Game and the interest compensation on the fund raised amounting to RMB4.6 million (US$0.6 million). In October, 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. On the other hand, an individual investor who invested RMB0.2 million (US$0.03 million) in the CrossFire New Mobile Game fund raising filed a civil claim against Wuxi Qudong and Shanghai IT to request for a refund. In June 2023, Baotou Rare Earth High-tech Industrial Development Zone People’s Court issued a decision that Wuxi Qudong and Shanghai IT should make a refund to that individual investor. Wuxi Qudong and Shanghai IT appealed to the Baotou Intermediate People’s Court of Inner Mongolia Autonomous Region. In November 2023, Baotou Intermediate People’s Court of Inner Mongolia Autonomous Region issued a decision that the appeal is successful. Wuxi Qudong and Shanghai IT are not responsible for refund and that individual investor should bear the legal costs associated with both Courts. As of the filing date of this report, there has been no further claim against Wuxi Qudong and Shanghai IT relating to this matter. In relation to this matter, the Group engaged a law firm and committed to pay a maximum legal fee of RMB3.3 million (US$0.5 million) to that law firm.

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

26.2 Contingencies

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. On May 29, 2020, the Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group had been discharged. As of December 31, 2021, the arbitration proceeding has not been terminated. In April 2022, the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB 54.7 million (US$ 7.7 million) for the year ended December 31, 2021. As of December 31, 2023, the Group was paid up all the payment and the arbitration proceeding terminated.

27. SEGMENT REPORTING

The Group has one operating segment whose business is crypto mining business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group measures the performance of its operating segments based on revenue and income (loss) from operations.

The following tables present information about the Group’s reportable segments for the years ended December 31, 2023, 2022 and 2021:

Year ended December 31, 2023:

	Cryptocurrency Mining		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)
Revenue	173,328,089	24,412,751	5,720,988	805,784	179,049,077	25,218,535
Loss from continuing operations	(172,434,311)	(24,286,865)	(145,318,556)	(20,467,690)	(317,752,867)	(44,754,555)
Gain from discontinued operations	—	—	156,853,103	22,092,297	156,853,103	22,092,297
Depreciation and amortization	79,073,671	11,137,293	7,792,132	1,097,499	86,865,803	12,234,792
Prepayments and other current assets	60,461,963	8,515,889	10,904,737	1,535,900	71,366,700	10,051,789
Cryptocurrencies	107,961,261	15,206,026	—	—	107,961,261	15,206,026
Property, equipment and software, net	83,690,497	11,787,560	10,638,813	1,498,445	94,329,310	13,286,005
Total assets	284,823,746	40,116,586	78,901,279	11,113,011	363,725,025	51,229,597

Year ended December 31, 2022:

	Cryptocurrency Mining		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)
Revenue	100,983,605	14,641,247	7,071,964	1,025,338	108,055,569	15,666,585
Loss from continuing operations	(398,732,165)	(57,810,730)	(262,799,788)	(38,102,387)	(661,531,953)	(95,913,117)
Gain (loss) from discontinued operations	—	—	(286,086,586)	(41,478,656)	(286,086,586)	(41,478,656)
Depreciation and amortization	87,218,639	12,645,514	4,161,949	603,426	91,380,588	13,248,940
Prepayments and other current assets	254,603,252	36,914,002	17,858,402	2,589,225	272,461,654	39,503,227
Cryptocurrencies	66,341,653	9,618,636	—	—	66,341,653	9,618,636
Property, equipment and software, net	128,975,415	18,699,677	13,872,222	2,011,284	142,847,637	20,710,961
Total assets	475,303,855	68,912,581	123,802,828	17,949,723	599,106,683	86,862,304

Year ended December 31, 2021:

	Cryptocurrency Mining		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)
Revenue	134,122,954	21,046,818	1,453,369	228,066	135,576,323	21,274,884
Loss from continuing operations	(67,252,412)	(10,553,371)	(240,411,116)	(37,725,750)	(307,663,528)	(48,279,121)
Gain (loss) from discontinued operations	—	—	(24,132,389)	(3,786,898)	(24,132,389)	(3,786,898)
Depreciation and amortization	39,840,983	6,251,920	7,594,465	1,191,737	47,435,448	7,443,657
Prepayments and other current assets	394,533,886	61,910,976	133,575,402	20,960,895	528,109,288	82,871,871
Cryptocurrencies	86,118,349	13,513,848	—	—	86,118,349	13,513,848
Property, equipment and software, net	171,169,287	26,860,196	1,810,997	284,185	172,980,284	27,144,381
Total assets	684,360,648	107,391,119	625,957,727	98,226,427	1,310,318,375	205,617,546

The following tables present the geographic information as of and for the years ended December 31, 2023, 2022, and 2021:

Year ended December 31, 2023:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China	427,737	60,245	7,134,353	1,004,852
Asia/Eastern Europe	139,308,272	19,621,160	54,694,120	7,703,506
North America	39,313,068	5,537,130	39,369,654	5,545,100
Total	179,049,077	25,218,535	101,198,127	14,253,458

Year ended December 31, 2022:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China	655,201	94,995	25,933,918	3,760,064
Asia/Eastern Europe	41,826,569	6,064,283	61,705,722	8,946,489
North America	65,573,799	9,507,307	67,269,694	9,753,190
Total	108,055,569	15,666,585	154,909,334	22,459,743

Year ended December 31, 2021:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China	1,278,918	200,690	8,174,721	1,282,792
Asia/Eastern Europe	134,122,954	21,046,819	170,995,023	26,832,851
North America	174,451	27,375	174,264	27,346
Total	135,576,323	21,274,884	179,344,008	28,142,989

* Long - lived assets include property, equipment and software, net and operating lease right - of - use assets, net.

28. SUBSEQUENT EVENTS

In February 2024, the Company signed a legally binding term sheet with Zhejiang Fazhidao Information Technology Co., Ltd. (“Fazhidao”), a leading artificial intelligence software as a service legal service platform in China, to purchase 19% shares of Fazhidao by cash and issuance of the Company’s restricted shares. The Company is also granted a purchase option to purchase up to 51% of the total shares of Fazhidao, based on a valuation calculated as 7 times of Fazhidao’s audited annual profit after tax, provided that such valuation should be higher than US$80 million. Pursuant to the term sheet, The9 will pay cash consideration of US$1 million and will issue restricted Class A ordinary shares to Fazhidao with the value of US$14.2 million. The value of each share will be determined by the average closing price of The Company’s ADS 20 trading days prior to the signing of the definitive agreement. A portion of restricted shares will be released according to the following schedule: (i) when the market capitalization of the Company reaches US$200 million, 33,701,100 Class A ordinary shares (equivalent to 112,337 ADSs) of the Company will be released from the lock-up; (ii) when the market capitalization of the Company reaches US$500 million, 13,480,500 Class A ordinary shares (equivalent to 44,935 ADSs) of the Company will be released from the lock-up, and (iii) when the market capitalization of the Company reaches US$1 billion, 6,740,100 Class A Ordinary shares (equivalent to 22,467 ADSs) of the Company will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Fazhidao completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of Fazhidao.

In March 2024, the Company signed a legally binding term sheet with Shenma Limited (“Shenma”) to purchase 51% shares of Shenma by cash and issuance of the Company’s restricted shares. Pursuant to the term sheet, the Company will pay cash consideration of US$1 million and will issue restricted Class A ordinary shares to Shenma or its shareholders with the value of US$14.3 million. The value of each share will be determined by the average closing price of The9’s American depositary shares (“ADS”), each representing 300 Class A ordinary shares of The9, for a period of 20 trading days prior to the signing of the definitive agreement. The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of the Company reaches US$200 million, 33,938,400 Class A ordinary shares (equivalent to 113,128 ADSs) of the Company will be released from the lock-up; (ii) when the market capitalization of the Company reaches US$500 million, 13,575,300 Class A ordinary shares (equivalent to 45,251 ADSs) of the Company will be released from the lock-up, and (iii) when the market capitalization of the Company reaches US$1 billion, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of the Company will be released from the lock-up. The rest of the restricted Class A ordinary shares will be released from the lock-up when Shenma completes a qualified IPO and its shares owned by the Company become freely tradable in the open market.

In March 2024, the Company signed a definitive share purchase agreement with Beijing Naonao to purchase an additional 21.7% share of Beijing Naonao by cash and issuance of The9’s restricted shares. The9 had invested 9.09% share in Beijing Naonao in 2020 and was subsequently diluted to 8.3% share. With the signing of this Agreement, The9 will own 30% of Beijing Naonao. The9 is also granted a purchase option to purchase up to 51% of the total shares of Beijing Naonao under certain conditions. Pursuant to the agreement, The Company will pay cash consideration of US$1.5 million and will issue 251,290,500 restricted Class A ordinary shares (equivalent to 837,635 ADSs) to Beijing Naonao. The restricted Class A ordinary shares to be issued to Beijing Naonao will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of the Company reaches US$200 million, 4,737,000 Class A ordinary shares (equivalent to 15,790 ADSs) of the Company will be released from the lock-up; (ii) when the market capitalization of the Company reaches US$500 million, 1,894,800 Class A ordinary shares (equivalent to 6,316 ADSs) of the Company will be released from the lock-up, and (iii) when the market capitalization of the Company reaches US$1 billion, 947,400 Class A Ordinary shares (equivalent to 3,158 ADSs) of the Company will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Beijing Naonao completes a qualified IPO and its shares owned by the Company become freely tradable in the open market; or if and when the Company exercises its super pro-rata right and, as a result, holds a minimum 51% of the then total share capital of Beijing Naonao.

The Group received 20 previously pledged Bitcoins from Binance in April 2024. In addition, the Group pledged 50 Bitcoins to an unrelated third party, an institutional investment firm, in March 2024 for the first tranche of loan amount and another 50 Bitcoins in April 2024 for the second tranche of loan amount. As of the date of this annual report, the transactions of both tranches had been closed. In April 2024, the Group conducted a third tranche of transaction and pledged another 50 Bitcoins. The transaction of the third tranche had not been closed.

As of the filing date of this report, the total number of issued and outstanding shares of the Company is 1,675,281,127 (equivalent to 5,584,270 ADSs), being the sum of 1,661,673,793 Class A ordinary shares and 13,607,334 Class B ordinary shares.

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(186,462,351)	(232,037,437)	(117,011,123)	(16,480,672)
Total operating expenses	(186,462,351)	(232,037,437)	(117,011,123)	(16,480,672)

Loss from operations	(186,462,351)	(232,037,437)	(117,011,123)	(16,480,672)
Impairment on equity investment	(7,599,505)	(15,252,515)	—	—
Gain on other investments	22,743,763	(28,735,889)	3,490,457	491,621
Interest expenses	(109,175,494)	—	—	—
Fair value change on warrants liability	—	—	—	—
Gain on disposal of equity investee and available-for-sale investments	—	711,914	1,666,040	234,657
Non operating income	—	423,270	—	—
Gain from change in fair value of convertible feature derivative liability	62,246,860	37,249,976	23,170,534	3,263,501
Gain on extinguishment of convertible notes	—	—	—	—
Gain on waiver of interest-free loan	—	—	—	—
Foreign exchange loss	(2,457,272)	(7,140,909)	(7,762,101)	(1,093,269)
Other expenses, net	(54,703,506)	—	—	—
Loss before income tax expense and share of loss in equity method investment	(275,407,505)	(244,781,590)	(96,446,193)	(13,584,162)
Income tax expense	—	—	—	—
Share of loss in equity method investment	(1,725,152)	—	—	—
Gain from discontinued operations, net	—	—	158,809,293	22,367,821
Equity in (loss) income of subsidiaries and VIE	(134,102,098)	(730,077,459)	(42,359,487)	(5,966,209)
Net income (loss)	(411,234,755)	(974,859,049)	20,003,613	2,817,450
Other comprehensive income (loss), net of tax:
Currency translation adjustments	3,984,443	—	—	—
Total comprehensive income (loss)	(407,250,312)	(974,859,049)	20,003,613	2,817,450

PARENT COMPANY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	18,704,249	12,437,710	1,751,815
Prepayments and other current assets, net
Amounts due from intercompany	2,378,886,528	2,530,726,440	356,445,364
Total current assets	2,397,590,777	2,543,164,150	358,197,179
Investments	8,199,715	8,193,609	1,154,046
Investments in subsidiaries and VIE	(2,150,220,191)	(2,031,984,238)	(286,198,994)

Total assets	255,570,301	519,373,521	73,152,231

LIABILITIES
Current liabilities:
Amounts due to intercompany	78,728,877	215,005,511	30,282,893
Accrued expenses and other current liabilities	18,772,708	4,342,563	611,638
Warrants	51,775,453	28,604,920	4,028,919
Bond payable	60,984,058	49,932,651	7,032,867
Total current liabilities	210,261,096	297,885,645	41,956,317
Bond payable		16,746,100	2,358,639
Total Liabilities	210,261,096	314,631,745	44,314,956

SHAREHOLDERS’ EQUITY
Class A ordinary shares	56,659,429	95,375,351	13,433,337
Class B ordinary shares	943,789	943,789	132,930
Additional paid-in capital	4,371,228,191	4,471,155,899	629,749,137
Statutory reserves	7,326,560	7,326,560	1,031,924
Accumulated other comprehensive loss	(12,527,539)	(11,742,209)	(1,653,856)
Accumulated deficit	(4,378,321,225)	(4,358,317,614)	(613,856,197)
Total shareholders’ equity	45,309,205	204,741,776	28,837,275
Total liabilities and shareholders’ equity	255,570,301	519,373,521	73,152,231

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Cash flows from operating activities:
Net income (loss)	(411,234,755)	(974,859,049)	20,003,613	2,817,450
Adjustments for:
Employee share-based compensation expense	150,166,481	202,345,626	70,759,800	9,966,309
Fair value change on warrants liability	—	—	—	—
Interest expenses	120,626,467	—	—	—
Amortization of discount and interest on convertible notes	—	23,074,518	25,967,347	3,657,425
Foreign exchange (gain) loss	4,465,094	(166,222)	(785,330)	(110,611)
Cancellation of ordinary shares	—	(1,876,314)	—	—
Equity in loss (income) of subsidiaries and VIE	108,608,497	773,156,627	(117,204,602)	(16,507,924)
Consulting fees paid by issuance of shares	—	—	—	—
Gain from change in fair value of conversion feature derivative liability	(62,246,860)	(37,249,976)	(23,170,534)	(3,263,501)
Gain on extinguishment of convertible notes	(2,296,722)	8,135,104	—	—

Changes in operating assets and liabilities:
Change in prepayments and other current assets	4,033,993	56,226	—	—
Change in amounts due from intercompany	(1,192,553,035)	49,338,235	(15,563,277)	(2,192,042)
Change in accrued expenses and other current liabilities	49,376,705	(46,565,182)	(11,952,223)	(1,683,435)
Increase/(Decrease) in interest payable	937,328	1,192,955	(2,432,026)	(342,544)
Net cash used in operating activities	(1,230,116,807)	(3,417,452)	(54,377,232)	(7,658,873)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(17,640,000)	—	—
Net cash used in investing activities	—	(17,640,000)	—	—

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares and warrants	64,471,143	—	—	—
Proceeds from the issuance of convertible note	161,588,128	33,704,460	85,348,800	12,021,127
Purchase of other investment	—	(22,277,084)	—	—
ADS issuance fee	(3,720,691)	—	—	—
New issued stock to investors	1,011,476,118	—	—	—
Proceeds from disposal of other investment	—	15,228,067	5,162,603	727,137
Repayments of convertible notes and interest-free loan	—	—	(42,903,059)	(6,042,769)
Net cash provided by financing activities	1,233,814,698	26,655,443	47,608,344	6,705,495
Effect of foreign exchange rate changes on cash and cash equivalents	—	862,449	502,348	70,754
Net change in cash and cash equivalents	3,697,891	6,460,440	(6,266,539)	(882,623)
Cash and cash equivalents, beginning of year	8,545,918	12,243,809	18,704,249	2,634,438
Cash and cash equivalents, end of year	12,243,809	18,704,249	12,437,710	1,751,815
Supplement disclosure of cash flow information:
Non-cash investing and financing activities
Share issued for repayments of convertible notes	46,719,202	57,290,299	24,822,429	3,496,166
Conversion of warrant payable	1,854,957	—	—	—