Form 20-F
period 2024-12-31
The9 LTD
filed 2025-04-28
CIK 1296774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2024, there were 3,739,074,993 ordinary shares, par value US$0.01 per share, issued and outstanding, being the sum of 3,675,467,659 Class A ordinary shares (excluding 52,194,807 Class A ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs) and 63,607,334 Class B ordinary shares.

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

Our reporting currency is RMB. This annual report contains translations of RMB amounts into U.S. dollars solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.”

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “considers” or other and similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, the following:

●	our ability to return to profitability or raise sufficient capital to cover our capital needs;
●	our ability to identify business development focus;
●	our ability to develop our cryptocurrency mining business and difficulty of cryptocurrency mining to generate sufficient economic return;
●	the price fluctuation and market demand of cryptocurrencies;
●	risks inherent in cryptocurrencies, such as hacking, fraud and safety concerns;
●	our ability to successfully execute our strategies for online game business;
●	risks inherent in the online game business;
●	risks arising from our future acquisitions and investments;
●	our ability to compete effectively against our competitors;
●	risks arising from our corporate structure and the regulatory environment in the countries in which we conduct business operations; and
●	other risks outlined in our filings with the SEC including this annual report on Form 20-F.

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

Historically, we primarily operated online game business before we turned to blockchain business and conducted our operations then in the Chinese mainland through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements. However, in the past three years we derived substantially all of our revenue from jurisdictions other than the Chinese mainland. Specifically, since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining. Therefore, our Chinese mainland-related revenue, represented an insignificant amount in 2024.

In the second half of 2024, we have reentered the online gaming business in the Chinese mainland market. In May 2024, we entered into an exclusive publishing license agreement with Wemade Co. Ltd. (Wemade), a Korean company that owns the publishing rights to MIR M game, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, has the right to exclusively publish and service the new MIR M game in the Chinese mainland, in both mobile and PC version. We have entered into four separate joint venture agreements under which we agreed to mutually operate various online game-related business with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. We have also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary business. We plan to expand our online game operations through the establishment of more joint ventures in the Chinese mainland, which are expected to commence operations in 2025. We plan to conduct our operations in the Chinese mainland through (i) our Chinese mainland subsidiaries, and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

For our operations in the Chinese mainland, laws and regulations of the Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we had historically operated, and are currently operating our online game business in the Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in PRC-based companies where laws and regulations of the Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our Chinese mainland subsidiaries, the consolidated variable interest entity and its shareholders to conduct business operations of the consolidated variable interest entity. The consolidated variable interest entity contributed an aggregate of 0.6%, 0.2% and 0.3% of the consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to The9 Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entity in the Chinese mainland, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT. Shanghai IT, established in September 2000, currently holds one Internet Content Provider License, operates our website and primarily engages in our gaming business. Our new joint venture company, Shaoxing Jiuyu Network Technology Co., Ltd. (“Shaoxing Jiuyu”) established by Shanghai IT and Zhejiang Huanyu Network Technology Co., Ltd. (“Zhejiang Huanyu”), a Chinese game development and operation company, also holds one Internet Content Provider License. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in the Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in the Chinese mainland.

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

The9 Limited
(Cayman Islands)
100%
100%
100%
100%
9City Asia Limited
(Hong Kong)
1111 Limited
(Hong Kong)
China Crown Technology
Limited
(Hong Kong)
GameNow.net
(Hong Kong) Limited
(Hong Kong)
100%
NBTC Limited
(Hong Kong)
China The9 Interactive
Limited
(Hong Kong)
100%
Offshore
Onshore Chinese
mainland
100%
100%
Hangzhou Niuxin
Technology Co., Ltd.
Hui Ling Computer
Technology Consulting
(Shanghai) Co., Ltd
Shanghai The9
Information Technology
Co., Ltd
Equity interest
Contractual arrangements

Note:

The shareholders of Shanghai IT are Mr. Wei Ji and Mr. Qi Wang, each owning 64% and 36% of Shanghai IT’s equity interest, respectively. Mr. Wei Ji and Mr. Qi Wang are two of our employees.

Current laws and regulations of the Chinese mainland impose substantial restrictions on foreign ownership of entities involved in internet content provision, or ICP, in the Chinese mainland. Therefore, we conduct part of our activities through a series of agreements with Shanghai IT, the variable interest entity. Shanghai IT and Shaoxing Jiuyu hold the requisite licenses and approvals for conducting ICP-related businesses in the Chinese mainland. Shanghai IT is owned by our employees Wei Ji and Qi Wang.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and through the variable interest entity in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations of the Chinese mainland. As of the date of this annual report, for our operations in the Chinese mainland, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries have obtained the necessary licenses and permits from the PRC government authorities. In addition to the Business License issued by the department of the State Administration for Market Regulation for each of our Chinese mainland subsidiaries and the consolidated variable interest entity, the Chinese mainland subsidiaries and the variable interest entity are required to obtain, and have obtained the Internet Content Provider License, which covers all our business operations in the Chinese mainland. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in the Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as an offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. According to the Notice on the Management Arrangement of Domestic Enterprises’ Overseas Issuance and Listing Filing, existing enterprises are not required to fulfill filing procedures and obtain CSRC approval immediately, but should file as required when it comes to matters such as further offshore offerings. Existing enterprises refer to those whose applications for indirect overseas issuance and listing have been approved by overseas regulatory agencies or overseas stock exchanges before March 31, 2023. Our PRC legal counsel is of the opinion that we meet the definition of a domestic enterprise with indirect overseas listing. Therefore, we believe that as an existing enterprise, we are not required to fulfill filing procedures immediately, but shall file for CSRC approval accordingly if we plan to conduct further offshore offering in the future. If we fail to obtain the approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the Chinese mainland, limitations on our operating privileges in the Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. Our independent registered public accounting firm that we engaged in August 2021, RBSM LLP, or RBSM, whose audit report for the fiscal years 2022, 2023 and 2024 is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

In 2022, 2023 and 2024, our Cayman Islands holding company transferred cash in the total amount of RMB10.3 million, RMB56.4 million and RMB33.4 million (US$4.1 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of nil, RMB49.7 million and RMB28.4 million (US$3.9 million) from our subsidiaries, respectively.

In 2022, 2023 and 2024, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB5.1 million, RMB0.5 million and RMB4.4 million (US$0.6 million) to our subsidiaries, respectively, and received cash in the total amount of RMB17.0 million, RMB10.0 million and RMB45.5 million (US$6.2 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received RMB3.7 million, nil and nil of service income from our subsidiaries in 2022, 2023 and 2024, respectively.

In 2022, 2023 and 2024, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2022, 2023 and 2024, our wholly owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

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

In addition, our Chinese mainland subsidiaries, the variable interest entity and its subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have. Although during the year 2024, substantially all of our revenue is generated from our subsidiaries outside of the Chinese mainland, we have reentered the online gaming business in the Chinese mainland market in the second half of 2024. Any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulation in the Chinese mainland of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	—	—	—
Revenues	—	111,396	—	318	—	111,714
Inter-company cost	—	—	—	—	—	—
Cost of Revenues	—	(112,848)	—	(470)	—	(113,318)
Gross (loss) profit	—	(1,452)	—	(152)	—	(1,604)
Operating (expenses) income:	(97,153)	64,248	(4,715)	(19,540)	—	(57,160)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(97,153)	62,796	(4,715)	(19,692)	—	(58,764)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(60,046)	26,772	(4,657)	(34,589)	—	(72,520)
Gain (loss) from discontinued operations, net	—	—	—	—	—	—
Net income (loss)	(73,424)	39,028	(4,657)	(34,589)	—	(73,642)
Net income (loss) attributable to shareholders of ordinary shares	(73,424)	39,028	(4,657)	(34,371)	—	(73,424)
Total comprehensive income (loss)	(73,424)	38,662	(4,657)	(34,371)	—	(73,790)

	For the Year Ended December 31, 2023
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	—	—	—
Revenues	—	173,617	—	428	—	174,045
Inter-company cost	—	—	—	—	—	—
Cost of Revenues	—	(211,153)	(1,808)	(218)	—	(213,179)
Gross (loss) profit	—	(37,536)	(1,808)	210	—	(39,134)
Operating (expenses) income:	(117,011)	(130,417)	(7,811)	(23,380)	—	(278,619)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(117,011)	(167,953)	(9,619)	(23,170)	—	(317,753)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(96,446)	(192,262)	(9,590)	154,021	—	(144,277)
Gain (loss) from discontinued operations, net	158,809	(1,956)	—	—	—	156,853
Net income (loss)	20,003	(151,858)	(9,590)	154,021	—	12,576
Net income (loss) attributable to shareholders of ordinary shares	20,003	(145,093)	(9,590)	154,683	—	20,003
Total comprehensive income (loss)	20,003	(151,735)	(9,590)	154,683	—	13,361

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Inter-company revenues	—	—	—	3,529	(3,529)	—
Revenues	—	104,274	—	655	—	104,929
Inter-company cost	—	(3,529)	—	—	3,529	—
Cost of Revenues	—	(147,651)	(3,951)	(705)	—	(152,307)
Gross (loss) profit	—	(46,906)	(3,951)	3,479	—	(47,378)
Operating (expenses) income:	(232,037)	(347,020)	(8,258)	(26,839)	—	(614,154)
Other operating income, net	—	—	—	—	—	—
Loss from operations	(232,037)	(393,926)	(12,209)	(23,360)	—	(661,532)
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(244,782)	(416,863)	(12,004)	(19,757)	—	(693,406)
Gain (loss) from discontinued operations, net	—	(286,086)	—	—	—	(286,086)
Net income (loss)	(974,859)	27,128	(12,004)	(19,757)	—	(979,492)
Net income (loss) attributable to shareholders of ordinary shares	(974,859)	29,732	(12,004)	(17,728)	—	(974,859)
Total comprehensive income (loss)	(974,859)	25,265	(12,004)	(17,728)	—	(979,326)

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
			Primary
			Beneficiaries of
			Consolidated	Consolidated
		Other Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	474	7,056	368	3,013	—	10,911
Due from group companies	2,580,327	2,901,629	24,999	446,094	(5,953,049)	—
Current assets	2,582,079	3,111,854	48,532	454,272	(5,953,049)	243,688
Non-current assets	(1,789,424)	112,444	105	25,851	2,043,980	392,956
Total assets	792,655	3,224,298	48,637	480,123	(3,909,069)	636,644
Due to group companies	301,067	4,199,606	50,465	1,401,911	(5,953,049)	—
Current liabilities	349,445	4,262,012	50,784	1,496,415	(5,953,049)	205,607
Non-current liabilities	1,923	1,604	—	—	—	3,527
Total liabilities	351,368	4,263,616	50,784	1,496,415	(5,953,049)	209,134
Redeemable noncontrolling interest	102,638	—	—	—	—	102,638
Total equity (deficit)	338,649	(1,039,318)	(2,147)	(1,016,292)	2,043,980	324,872
Total liabilities, redeemable noncontrolling interest and equity (deficit)	792,655	3,224,298	48,637	480,123	(3,909,069)	636,644

	As of December 31, 2023
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Cash and cash equivalents	12,438	31,584	834	366	—	45,222
Due from group companies	2,530,726	3,692,337	24,999	459,496	(6,707,558)	—
Current assets	2,543,164	3,830,689	48,984	465,062	(6,707,558)	180,341
Non-current assets	(2,023,790)	169,861	49	5,280	2,031,984	183,384
Total assets	519,374	4,000,550	49,033	470,342	(4,675,574)	363,725
Due to group companies	215,005	5,083,510	50,301	1,358,742	(6,707,558)	—
Current liabilities	297,886	5,068,312	51,102	1,453,111	(6,707,558)	162,853
Non-current liabilities	16,746	2,755	—	33	—	19,534
Total liabilities	314,632	5,071,067	51,102	1,453,144	(6,707,558)	182,387
Redeemable noncontrolling interest	—	—	—	—	—	—
Total equity (deficit)	204,742	(1,070,517)	(2,069)	(982,802)	2,031,984	181,338
Total liabilities redeemable noncontrolling interest and equity (deficit)	519,374	4,000,550	49,033	470,342	(4,675,574)	363,725

Selected Condensed Consolidating Cash Flows Information

	As of December 31, 2024
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	—	—	—	—	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	4,935	(66,782)	(5,045)	22,695	—	(44,197)
Investment in group companies	—	(4,578)	—	—	4,578	—
Net cash provided by (used in) investing activities	—	(40,252)	—	(21,344)	4,578	(57,018)
Investment from group companies	—	—	4,578	—	(4,578)	—
Net cash provided by (used in) financing activities	(16,602)	85,074	4,578	1,295	(4,578)	69,768

	As of December 31, 2023
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	—	—	—	—	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	(54,377)	26,020	(9,878)	(8,085)		(46,320)
Investment in group companies	—	(6,765)			6,765	—
Net cash provided by (used in) investing activities	—	(3,525)		1,492	6,765	4,732
Investment from group companies	—	—	6,765		(6,765)	—
Net cash provided by (used in) financing activities	47,609	(14,316)	6,765	(1,090)	(6,765)	32,203

	For the Year Ended December 31, 2022
			Primary
			Beneficiaries of
		Other	Consolidated	Consolidated
		Company	Variable	Variable		Consolidated
	The9 Limited	Subsidiaries	Interest Entity	Interest Entity	Eliminations	Total

	RMB
Purchases of goods and services from Group Companies	—	(3,741)	—	—	3,741	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	(3,416)	(135,803)	(11,378)	(3,440)	—	(154,037)
Investment in group companies	—	(13,487)	—	—	13,487	—
Net cash provided by (used in investing activities	(17,640)	(251,876)	—	6,433	13,487	(249,596)
Investment from group companies	—	—	13,487	—	(13,487)	—
Net cash provided by (used in) financing activities	26,655	7,530	13,487	(1,160)	(13,487)	33,025

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in this section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We may incur losses, negative cash flows from operating activities and negative working capital position in the future;
●	We have been transitioning our business focus and our results of operations may be materially and adversely affected;
●	New lines of business or new products and services may subject us to additional risks;

●	We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price;
●	The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us;
●	Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations;
●	Regulatory changes or actions may restrict the use of Bitcoin or the operation of the Bitcoin network in a manner that adversely affects an investment in us;
●	Our gaming business is intensely competitive. We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products. If we do not deliver new products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.
●	Our international business efforts could adversely affect us;
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in the Chinese mainland primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with laws and regulations of the Chinese mainland, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” for details; and
●	The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;

●	The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection;
●	Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results;
●	We may be adversely affected by the complexity, uncertainties and changes in regulation in the Chinese mainland of blockchain, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations;
●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;
●	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the Chinese mainland or an entity in the Chinese mainland, the funds may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in the Chinese mainland limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” for details; and
●	Uncertainties with respect to the PRC legal system could adversely affect us. Certain laws and regulations of the Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in the Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

General Risks Related to Our Shares, ADSs and Warrants

In addition to the risks described above, we are subject to general risks relating to our Class A ordinary shares, ADSs and warrants, including, but not limited to, the following:

●	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements;
●	The market price for our ADSs may be volatile;
●	The warrants are speculative in nature; and
●	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

Risks Related to Our Company and Our Industry

We may incur losses, negative cash flows from operating activities and negative working capital position in the future.

We recorded net loss of RMB979.5 million for the year ended December 31, 2022. We recorded net income of RMB12.6 million for the year ended December 31, 2023, primarily due to a one-time non-cash gain on debt relief from the refund plan arising out of non-renewal of the license on World of Warcraft, or WoW, and a rebound in Bitcoin prices. We recorded net loss of and RMB73.6 million (US$10.1 million) for the year ended December 31, 2024, primarily due to the decrease in revenue. Our product development, sales and marketing and general and administrative expenses may increase in the future as we continue to explore various opportunities of new product and services development and business expansion in order to grow our revenues. Our ability to achieve profitability depends on our ability to improve operational efficiency, control costs and provide new products and services to meet market demand and attract new customers. Due to the numerous risks and uncertainties arising from our business, we may not be able to achieve profitability in the short-term or long-term.

We generated negative operating cash flows of RMB154.0 million, RMB46.3 million and RMB44.2 million (US$6.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, we had cash and cash equivalents of RMB45.2 million and RMB10.9 million (US$1.5 million), respectively. As of December 31, 2022, we had a negative working capital of RMB166.5 million. However, as of December 31, 2023, we had a positive working capital of RMB60.0 million. As of December 31, 2024, we had a positive working capital of RMB38.1 million (US$5.2 million). Our negative working capital position as of December 31, 2022 was primarily due to continuous cash outflow in connection with our product development and sales and marketing activities. Our positive working capital position as of December 31, 2023 was primarily due to operating activities of cryptocurrency mining. Our positive working capital position as of December 31, 2024 was primarily due to operating activities of cryptocurrency mining. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” We cannot assure you that our liquidity position will continue to improve in the future. We may incur losses, negative cash flows from operating activities and negative working capital position in the future, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations.

We had an accumulated deficit of approximately RMB4,430.2 million (US$606.9 million) as of December 31, 2024. We generated negative cash flow from operating activities. If we are unable to achieve profitability, we will need to raise capital to cover our capital needs. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

We have been transitioning our business focus and our results of operations may be materially and adversely affected.

Historically, we primarily operated and developed proprietary and licensed online games. We previously made significant investment in developing our own proprietary games as well as offering games licensed from game licensors. We do not believe that our past investment into and devotion to game development will contribute to our financial performance in the future. However, we continue to identify and act on business opportunities in the gaming industry, particularly licensing and operations of games from other developers. For instance, in May 2024, we obtained an exclusive publishing license from Wemade to distribute one of its games in the Chinese mainland, namely MIR M, and obtained strategic investment from Fine Vision Fund to develop our business related to Web3 gaming based on the same MIR M intellectual property rights. It is uncertain whether our current strategies operating in the gaming industry will generate the revenue required to succeed. If we fail to generate sufficient interests in the games we develop or publish, we may not grow revenue in line with the resources we invest in these new opportunities.

Prior to that, in early 2021, we decided to launch a cryptocurrency mining business and started to devote resources and establish collaborative relationships with industry participants to develop our cryptocurrency mining business. We began cryptocurrency mining activities in February 2021 and the operation of an NFT platform, NFTSTAR, in late 2021. In January 2023, we ceased operations of the NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. We sold NFTSTAR Singapore pte. Ltd. and its subsidiaries to an unrelated third party in 2023 and we no longer operate an NFT business.

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

Our operating results may also suffer if our investments are not responsive to the needs of consumers or businesses, inappropriately timed with market opportunities, or marketed ineffectively. We may continue to explore other business opportunities. However, we cannot assure you that we will successfully transition our business focus and it is possible that we remain in such status for a certain period of time. During such period, our revenue may be very limited and we may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

In 2024, we have pivoted to the online gaming business again. Our strategy is based on creating operating joint ventures with various Chinese companies that have significant amounts of existing player/user bases and have AI powered marketing capabilities to attract more users to play our licensed MIR M game in the Chinese mainland. We have entered into four joint venture agreements under which we agreed to mutually operate various online game-related businesses with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. We have also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary business. Each joint venture has its own operational and profit targets for the next three years. The financial results of such joint ventures shall be consolidated in our financial statement. However, we cannot assure you that we will successfully implement this strategy and that our joint venture partners will perform their obligations under the agreements. We also cannot assure that these joint venture partners will perform their obligations under the joint venture agreements and/or that operations of the MIR M game and other game businesses will lead to the achievement of the profit targets.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within our existing lines of business. For example, we operated an NFT business between 2021 and 2023 which we subsequently sold off. We maintain our cryptocurrency mining business, having begun cryptocurrency mining activities in February 2021. In 2024, we made four investments into the companies engaged in the AI industry and have been re-entering the online gaming business. We may enter into new lines of business in the future. See “—We have been transitioning our business focus and our results of operations may be materially and adversely affected.”

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

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with cryptocurrency and its mining activities, we also face challenges and uncertainties relating to the possibility of success of our business. We cannot assure you that our efforts in entry into new business sectors, such as our development of cryptocurrency mining business or online gaming, will succeed. There can be no assurance that such operations will succeed or revert satisfactory results and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, we may further invest into Bitcoin mining machines in order to increase our global hash rate of Bitcoin mining. If our internal financial resources are insufficient to satisfy our cash requirements, we may seek additional financing through the issuance of equity securities or through debt financing, such as borrowings from commercial banks or other financial institutions or lenders. However, we cannot assure you that such efforts may succeed.

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

Any change in the interpretive positions of the SEC or its staff with respect to digital asset mining firms could have a material adverse effect on us.

Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. On March 20, 2025, the SEC’s Division of Corporation Finance issued a statement expressing its view that certain proof-of-work crypto mining activities do not involve the offer and sale of securities, but such statement is non-binding interpretive guidance only. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets, the SEC, the Commodity Futures Trading Commission, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face enhanced regulation under the Securities Act or the 1940 Act. Such regulation would have a material adverse effect on our business and operations. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

Deterioration in economic condition and escalation of geopolitical conflicts may create increased uncertainty and price changes, and we may face further restrictions on our liquidity due to unique risks related to recent crypto asset market developments.

We are subject to price volatility and uncertainty due to economic downturns and geopolitical conflicts. Such economic downturns and geopolitical conflicts may be a result of invasion, or possible invasion by one nation of another, leading to increased inflation and supply chain volatility. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Announced trade tariffs on various countries by the Trump administration may further exacerbate inflation pressures in the U.S. and the globe. Such crises will likely continue to have an effect on our ability to do business in a cost-effective manner.

Inflation has caused the price of materials to increase leading to increased expenses to our business. Economic downturns and geopolitical conflicts may also have the effect of discouraging investment in risk assets, including stocks and Bitcoin, as investors shift their investments to less volatile assets. Such shift could have a materially adverse effect on our business, operations and the value of the Bitcoin we mine.

The risks to our liquidity and market outlook would include the following:

●	Deteriorating macroeconomic conditions as a result of a potential recession, and trade tariff inflation pressure discussed in the media.
●	U.S. government monetary policies and slower-than-expected interest rate cuts by the U.S. Federal Reserve Board may lead investors to rotate their investments out of the growth stocks, such as our stock, to the value stocks and fixed income instruments.
●	Additional challenges arising from catastrophic events (such as the FTX collapse and multiple bankruptcies of Bitcoin mining companies in 2022 and 2023, and the biggest digital theft of Etherium worth 1.5 billion USD from Bybit crypto exchange in March 2025) that would adversely affect the credibility of, and therefore investor confidence in, companies engaged in the digital assets space.
●	Additional declines in Bitcoin prices and/or production, and increases in electricity costs which could adversely impact both the value of our Bitcoin holdings and our ongoing profitability.
●	US government’s restrictive and ever-evolving policies on outbound investments in Chinese companies developing certain national security technologies, that may directly or indirectly impact investments in us.
●	Further instability in the banking system and the collapse of more banking institutions could put the liquidity and cash assets of third parties with which we do business, such as miner hosting entities and suppliers, and us, at risk if we bank in the future with an institution which subsequently collapses.

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

We intend to conduct our operations so that we are not required to register as an “investment company” pursuant to the 1940 Act. We are primarily engaged, through the Variable Interest Entity, in the operation of cryptocurrency mining and the online gaming business in the Chinese mainland market. Investment companies and their directors and management are subject to extensive regulation under the 1940 Act; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our cryptocurrency strategy, the manner in which our cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies. Section 3(a) (1) (C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a) (2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c) (1) or 3(c) (7) of the 1940 Act. If holdings of certain cryptocurrencies are determined to constitute investment securities, as defined under the 1940 Act, the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are investment securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune. While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could have a material adverse effect on our ability to execute on our cryptocurrency strategy and may require us to substantially change the manner in which we conduct our business. In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect our business and the value of our ADSs.

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

The Bitcoin network for example operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open-source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among other things, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network that we are mining on may adversely affect an investment in us.

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

If the award of digital assets for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending hash rate to solve blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the hash rate expended by miners on any digital asset network could increase the likelihood of a malicious actor obtaining control in excess of fifty percent (50)% of the aggregate hash rate active on such network or the blockchain, potentially permitting such actor to manipulate the blockchain in a manner that adversely affects an investment in us.

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

As the award of new digital assets for solving blocks declines, and if transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the primary cryptocurrencies for which we mine, Bitcoin, are subject to “halving,” which is the process by which the cryptocurrency reward for solving a block is cut in half. The current fixed reward on the Bitcoin network for solving a new block is 3.125 Bitcoins per block, which is half of the previous reward of 6.25 Bitcoins. It is estimated that it will halve again in about three years. While Bitcoin prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. This reduction may result in a reduction in the aggregate hash rate of the Bitcoin network as the incentive for miners will decrease. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Moreover, miners ceasing operations would reduce the aggregate hash rate on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor obtaining control in excess of 50% of the aggregate hash rate on the Bitcoin network. Periodically, the Bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten-minute confirmation time targeted by the Bitcoin network protocol.

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

Over the past few years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation servers. Currently, new processing power brought onto the digital asset networks is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated machines. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell digital assets earned from mining operations on the digital asset exchange market, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. The immediate selling of newly mined digital assets greatly increases the supply of digital assets on the digital asset exchange market, creating downward pressure on the price of each digital asset.

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

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of the cryptocurrencies we mine when we sell them. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire newer models of miners to remain competitive in the market. Over time, we replace those miners which are no longer functional with new miners purchased from third-party manufacturers, who are primarily based in Asia. The delivery times of the new miners are not guaranteed even if agreed upon in the purchase contracts. The manufacturers of mining equipment may not be able to produce and deliver on time due to the shortage of production materials, such as memory chips etc.

For example, in March 2021, our wholly owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we would purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid. The miners will eventually become obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. Once this happens, these new miners will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

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

Our operating results will depend in large part upon the value of Bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our Bitcoin mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, we measure at fair value on the date earned. Fair value of the cryptocurrency award earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis. Under the guidance of the Financial Accounting Standards Board, we may be required to change its policies, which could have an effect on our consolidated financial position and results from operations. This means that our operating results will be subject to daily increases or decreases in the value of Bitcoin. Furthermore, our business strategy focuses almost entirely on producing Bitcoin (as opposed to other cryptocurrencies), and our current application- specific integrated circuit miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining Bitcoin. We, therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake Bitcoin in terms of acceptance, the value of Bitcoin could decline. Further, if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for this new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

Our mining operations, including the facilities in which our miners are operated, may experience damages, including damages that are not covered by insurance.

Our current mining operation in various countries is and any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including, but not limited to:

●	the presence of construction or repair defects or other structural or building damage;
●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms;
●	unreasonable detaining or seizure of the miners due to the data center provider’s breach or default; and
●	claims by employees and others for injuries sustained at our properties.

For example, our or our partners’ mining facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, we may lose access to mining facilities due to various reasons, including unreasonable access restrictions by our partners, blackmailing or theft of our mining equipment. We could be materially and adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. Insurance which we may purchase from the market may not cover the replacement cost of any lost or damaged miners, or any interruption of our mining activities; therefore our insurance may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in our network, such mining facilities may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines. The potential impact on our business may be magnified as we further expand operations in various countries.

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

Digital asset networks are open-source projects and, although there is an influential group of leaders in, for example, the Bitcoin network community known as the “Core Developers,” there is no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades, typically posted to the Bitcoin development forum on GitHub.com. A substantial majority of miners and Bitcoin users must consent to those software modifications by downloading the altered software or upgrade that implements the changes; otherwise, the changes do not become a part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system; however, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, and if the modification is material and/or not backwards compatible with the prior version of Bitcoin network software, the consequence would be what is known as a “fork” of the network, resulting in two separate Bitcoin networks, one running the pre-modification software program and the other running the modified version (i.e., a second “Bitcoin” network). The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset.

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

Digital assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union, China and Russia. While certain governments such as China, where PRC authorities have declared that virtual currencies do not have the same legal status as legal currency, most regulatory bodies have expressed intention to regulate crypto assets, although any determinations on regulation of Bitcoin, the Bitcoin network and Bitcoin users are not definite as of the date of this report.

The effect of any future regulatory change on us, Bitcoin, or other digital assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in us.

We currently have a limited U.S. presence and do not proactively offer services in the United States or to U.S. persons.

Our subsidiary, NBTC US Ltd, has entered into a hosting agreement with a third-party data center by which the third party agreed to host our mining machines in its data center located in Texas. Under a 12-month hosting agreement, the third party provides electricity, hosting service, and other services to the Company mining operations. We may occasionally sell a portion of Bitcoin mined in Texas, including through third-party exchanges for our own account.

Since January 2023, we no longer mint or offer NFTs, or provide any services related to previously minted NFTs. NFTs we previously issued may continue to be available on third-party trading sites that we do not operate or control. Before the sale of NFTSTAR to a third party in 2023, we received royalties from secondary sales of previously issued NFTs which only amounted to RMB26 thousand.

We continue to evaluate its U.S. compliance obligations in light of its evolving business lines.

Our operations may be subject to enhanced regulation by financial regulators.

Cryptocurrencies, generally, may be subject to certain U.S. regulatory regimes. The application of any of these regimes could result in a materially adverse impact on our financial condition and operations.

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

As noted above, our customers include persons who are located or reside in jurisdictions where we do not believe we are required, or where we have been informed by these jurisdictions that we are not required, to obtain certain licenses. It is possible that the authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with persons located or who reside in those jurisdictions. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liabilities. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

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

Currently, digital assets are not regulated or are lightly regulated in most countries, including the United States. In September 2021, PRC authorities issued the new regulations which made it clear that virtual currencies do not have the same legal status as legal currency, and virtual currency-related activities are illegal financial activities, strictly prohibiting new virtual currency mining projects, and accelerating the orderly withdrawal of the stock of projects. Provision of services by overseas virtual currency exchanges to mainland China residents via the internet is also considered to be an illegal financial activity. Subject to the new regulations, it is forbidden to invest in incremental projects and to develop virtual currency mining projects in any name. The virtual currency mining activities have been treated as the eliminated industry, and listed as the eliminated industries into Catalogue for Guiding Industry Restructuring (2024 version). One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

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

We hold mined Bitcoin as current assets. We may occasionally sell portion of mined Bitcoin to cover our operational costs. We may sell Bitcoin through various exchanges, including Binance. We received all previously pledged Bitcoins from Binance in 2024. As for the Filecoin, we keep them in the hot wallet and use our holdings to participate in direct staking. We may sell all or portion of our Filecoin gradually.

Fluctuations in the price of Bitcoin may significantly influence the market price of our Class A ordinary shares or the ADSs

To the extent investors view the value of our Class A ordinary shares or the ADSs as linked to the value or change in the value of our Bitcoin, fluctuations in the price of Bitcoin may significantly influence the market price of our Class A ordinary shares or the ADSs.

Our gaming business is intensely competitive. We face the risks of changing consumer preferences and uncertainty about market acceptance of our new products. If we do not deliver new products to the market, or if consumers prefer our competitors’ products or services over those we provide, our operating results will suffer.

In 2024, we have pivoted to the online gaming business again. Our strategy is based on creating operating joint ventures with various Chinese companies that have significant amounts of existing player/user bases and have AI-powered marketing capabilities to attract more users to play our licensed MIR M game in the Chinese mainland. We have entered into four joint venture agreements under which we agreed to mutually operate various online game-related businesses with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. We have also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary business. Each joint venture has its own operational and profit targets up to three years. The financial results of such joint ventures shall be consolidated in our financial statement. However, we cannot assure you that we will successfully implement this strategy and that our joint venture partners will perform their obligations under the agreements. We also cannot assure that these joint venture partners will perform their obligations under the joint venture agreements and/or that operations of the MIR M game and other game businesses will lead to the achievement of the profit targets.

The online game industry is constantly evolving in China. Customer demand for and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include, among others:

●	the ability of our existing and potentially new online games to gain popularity;
●	customer demand for PC, mobile, and web games;
●	our ability to adopt and stay abreast of any new gaming technologies;
●	competition against game developers and operators in and outside China;
●	general economic conditions, particularly economic conditions affecting discretionary consumer spending;
●	our ability to anticipate and timely and successfully adapt our product and service offerings constantly changing customer tastes and preferences
●	the availability of other forms of entertainment;
●	customer demand for our in-game items; and
●	critical reviews and public reception of our new products.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. A decline in the popularity of the types of games we offer or develop could adversely affect our business and prospects.

In addition, the gaming industry is a highly competitive and dynamic market, and the future success of our online gaming business success depends not only on the popularity of our existing game but also on our ability to develop and introduce new games that are attractive to our customers. To achieve this, we need to anticipate and effectively adapt to rapidly changing consumer tastes and preferences and technological advances. The development of new games and the procurement of licenses from third-party developers can be very difficult and require high levels of innovation and significant investments. Even if we can secure the licenses from third-party developers, their game products may not meet our standards and we may decide not to do a commercial launch and lose initial minimum guarantee payments. Our competitors may develop more successful products, or offer similar products at lower price points or pursuant to payment models viewed as offering a better value than we do. Any such negative development may materially and adversely affect our business, financial condition and results of operations.

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

We cannot assure you that we will be able to identify and eliminate new illegal game servers, unauthorized character enhancements or other infringements of our intellectual property rights in a timely manner, or at all. The deletion of unauthorized character enhancements requires the affected players to restart with a new character from the starting level, and this may cause some of these players to cease playing the game altogether. If we are unable to eliminate illegal servers, unauthorized character enhancements or suffer other infringements of our intellectual property rights, our players’ perception of the reliability of our games may be negatively impacted, which may reduce the number of players using our games, shorten the lifespan of our games and adversely affect our results of operations.

Failure to obtain or renew approvals or filings for online games and mobile games we operate may adversely affect our operations or subject us to penalties.

The Ministry of Culture has promulgated laws and regulations that require, among other things, (i) the review and prior approval of all new online games licensed from foreign game developers and related license agreements, (ii) the review of patches and updates with substantial changes of games which have already been approved, and (iii) the filing of domestically developed online games. Furthermore, online games, regardless of whether imported or domestic, will be subject to content review and approval by the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT (formerly known as the General Administration of Press and Publication, or the GAPP) prior to the commencement of games operations in China. Failure to obtain or renew approvals or complete filings for online games, including mobile games, may materially delay or otherwise affect a game operator’s plan to launch new games, and the operator may be subject to fines, the restriction or suspension of operations of the related games or revocation of licenses in the event that the relevant governmental authority believes that the violation is severe.

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

We operate and conduct business in different countries and regions. International transactions are subject to inherent risks and challenges that could adversely affect us, including:

●	the need to develop new supplier and manufacturer relationships;
●	counter-party risks, theft of our properties, fraud, among others;
●	the need to comply with additional U.S. and foreign laws and regulations;
●	changes in international laws, regulatory requirements, taxes and tariffs;
●	our limited experience with different local cultures and standards;
●	geopolitical conflicts, such as war and terrorist attacks; and
●	the additional resources and management attention required for such expansion.

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

We may continue to face the legal risks arising from non-fungible tokens or NFTs.

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

The market for digital assets is still nascent. Accordingly, the market for digital assets may not develop, or if a market does develop, such value be maintained. If no market develops for digital assets in the future, it may be difficult or impossible for us to develop and maintain a platform where our users can trade, purchase and sell digital assets. If we could not receive transaction fees from secondary market due to these users being unable to trade, purchase and sell digital assets, our business operations and financial performance may be negatively affected.

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

There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations in the field of cryptocurrency. We have sold NFTSTAR to a third-party buyer. We are no longer involved in NFT related business. However, if we are deemed to have been engaged in, or facilitated, transactions in unregistered securities, it could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

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

The SEC and its staff, as well as U.S. state securities regulators, have historically taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal and state securities laws. U.S. Supreme Court case law and the SEC staff have indicated that the determination as to whether a cryptocurrency is a security or not depends on the characteristics and use of that particular asset. Numerous enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents in recent years, as well as against trading platforms that support crypto assets. In addition, several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions.

A non-exhaustive list of cryptocurrencies declared as securities by the SEC includes FTX Token, Algorand, Filecoin, BNB and Binance USD. The SEC and the SEC Staff have taken positions that certain cryptocurrencies are “securities” in the context of settled or litigated enforcement actions. Otherwise, the SEC has not historically provided advance confirmation on the status of any particular cryptocurrency as a security and the current presidential administration and control of Congress in the U.S. present considerable uncertainty as to cryptocurrency regulations. While prior public statements by senior officials at the SEC indicated that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current forms), Bitcoin and Ethereum were the only specific cryptocurrencies as to which senior officials at the SEC had publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, cannot be generalized to any other cryptocurrency, and might evolve. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, and U.S. regulators have expressed concerns about cryptocurrency platforms adding multiple new coins, some of which the regulators question might be unregistered securities.

In January 2025, U.S. President Donald Trump issued an executive order forming a presidential working group to establish a clear regulatory framework for digital assets, and leaders in both houses of the U.S. Congress have announced a bicameral working group with the objective of passing legislation to provide regulatory clarity for the industry. Committees in both houses of the U.S. Congress have held hearings to ensure fair access to financial services, including for companies operating in the digital asset space. Additionally, in early March 2025, President Trump announced the creation of a U.S. strategic crypto reserve, which will include Bitcoin Ethereum, Solana, XRP, and Cardano.

Also in January 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets led by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital asset-based investment vehicles, and clarity regarding digital asset custody, lending and staking. While the SEC has formed the Crypto Task Force to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend practical policy measures that aim to foster innovation and protect investors, any permanent regulatory shift remains uncertain at this time, and there is no assurance a more favorable U.S. regulatory environment will emerge at the federal or state levels.

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

The SEC has previously taken the view that Filecoin meets the definition of a security under the U.S. federal securities laws. We generate Filecoin mining income through provision of computing storage space to the main networks. Unlike our Bitcoin mining business, we rely on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We cannot control the timing and quantity of Filecoin to be received and earned. Accordingly, we only record Filecoin mining income when we actually receive the Filecoin in our cryptocurrency wallet. As of December 31, 2022, 2023 and 2024, we had recognized RMB0.8 million, RMB1.5 million and RMB2.0 million (US$0.3 million) as non-operating income. To date, we have generated minimal income from our mining of Filecoin. Still, the SEC’s determination that Filecoin is a security could result in interruptions to our business. For example, if we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, we would be required to meet burdensome compliance requirements and register as an investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on its operations.

Our equity investments or establishment of joint ventures and any material disputes with our investment or joint venture partners may have an adverse effect on our financial results, business prospects and our ability to manage our business.

From time to time, subject to the availability of the necessary financial resources, we make equity investments into selected targets, such as mining data center developers, online game developers, operators or application platforms, or establish joint ventures with business partners, to seek business growth opportunities. For example, in 2024, as we have pivoted to the online gaming business again, our strategy is to create operating joint ventures with various Chinese companies that have significant amounts of existing player/user bases and have AI powered marketing capabilities to attract more users to play our licensed MIR M game in China. We have entered into four joint venture agreements under which we agreed to mutually operate various online game-related businesses with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. We have also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary business. Each joint venture has its own operational and profit targets up to three years. The financial results of such joint ventures shall be consolidated in our financial statement. However, we cannot assure you that we will successfully implement this strategy and that our joint venture partners will perform their obligations under the agreements. We also cannot assure that these joint venture partners will perform their obligations under the joint venture agreements and/or that operations of the MIR M game and other game businesses will lead to the achievement of the profit targets.

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

As of the date of this annual report, (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC.

On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Transfer of Personal Information, or the Measures, which took effect on June 1, 2023, and the Standard Contract for Outbound Transfer of Personal Information. The Measures consist of 13 articles, clarifying the scope of application, applicable conditions, requirements for supporting personal information protection impact assessments, record-keeping requirements, and other related matters for the Standard Contract for Outbound Transfer of Personal Information. If a personal information processor provides personal information to overseas parties by entering into standard contracts, it shall meet the following conditions at the same time: (1) it shall not be an operator of critical information infrastructure; (2) the number of individuals whose personal information is processed shall be less than 1 million; (3) the cumulative number of individuals whose personal information has been provided to overseas parties shall be less than 100,000 since January 1 of the previous year; and (4) the cumulative number of individuals whose sensitive personal information has been provided to overseas parties shall be less than 10,000 since January 1 of the previous year. As of the date of this annual report, we had not provided personal information to overseas organizations, and there is no situation of providing personal information to overseas data processors. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of the Chinese mainland on personal information export would have a material adverse impact on our business.

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration ects. Therefore, we may be subject to review when conducting data processing activities and data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

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

Our operating results have experienced fluctuations from time to time and will likely continue to fluctuate in the future. These fluctuations in operating results depend on a variety of factors, including cryptocurrency price fluctuations, mining difficulty, market sentiment in the cryptocurrency space, the expiration or termination of our game licenses, and acquisition or disposal of subsidiaries.

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

Our mining machines are located in the U.S., Canada, Kyrgyzstan and Kazakhstan. We did not obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among other things, our mining machines. Operators of data centers are holders of their own insurance policies. Data center operators do not provide commercial insurance specifically for our miners located at their facilities. Rather, they have insurance covering data center facilities and assets which belong to the data center operators. We are not privy to the specific terms of the insurance contracts of the data center operators. However, data center operators are contractually responsible for the safety of our miners. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements.

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

In preparing our consolidated financial statements for the fiscal year ended December 31, 2024, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2024, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2024, the significant deficiency identified were that (a) certain of the intercompany balances in each respective entities are not reconciled and some intercompany adjustments are made as topside entries and most are carried over from prior years without identifying which entities they were pertaining to and from, and the explanations for these adjustments were not documented clearly, and (b) certain supporting documents for the mining pool are not obtained timely. To remedy our identified material weakness and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. In additional, we will improve our communication with our mining pool partner to ensure supporting documents can be obtained earlier.

In preparing our consolidated financial statements for the fiscal year ended December 31, 2023, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2023, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2023, the significant deficiency identified were that (a) certain of the intercompany balances in each respective entities are not reconciled and some intercompany adjustments are made as topside entries and most are carried over from prior years without identifying which entities were pertaining to and from, and the explanations for these adjustments were not documented clearly, and (b) certain supporting documents for the mining pool are not obtained timely. To remedy our identified material weakness and significant deficiency, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. In additional, we will improve our communication with our mining pool partner to ensure supporting documents can be obtained earlier.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firms identified a significant deficiency as of December 31, 2022, in accordance with the standards established by the PCAOB. As defined in standards established by the PCAOB, a “significant deficiency” is deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2022, the significant deficiency identified related to the untimely period-end closing of our subsidiaries abroad. In response, we strengthened the management and financial personnel of our subsidiaries. We also improved our reporting process from subsidiary level to group consolidation level.

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

Uncertainties still exist in relation to interpretation and implementation of the Foreign Investment Law, especially with respect to, including, among other things, the nature of variable interest entity contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our business operations conducted through contractual arrangements with the consolidated variable interest entity will not be deemed as foreign investment in the future. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2024), or the 2024 Negative List, was jointly issued by the Ministry of Commerce, and the National Development and Reform Commission, on September 6, 2024, which took effect on November 1, 2024, the 2024 Negative List stipulate the special administrative measures on access of foreign investment. Industries not listed in the 2024 Negative List are generally deemed as falling into categories of “encouraged” or “permitted” unless specifically restricted by other laws of the Chinese mainland. Our current business operations in the Chinese mainland falls in the “prohibited” industry for foreign investment. However, even though the Foreign Investment Law does not define contractual arrangements as a form of foreign investment explicitly, there can be no assurance that our contractual arrangements will be valid and legal at all times. In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, our contractual arrangements may be deemed as invalid and illegal, we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our Chinese mainland subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Laws and regulations of the Chinese mainland restrict foreign ownership of internet content provision, internet culture operation and internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of laws and regulations of the Chinese mainland.

We are a Cayman Islands exempted company and, as such, we are classified as a foreign enterprise under laws of the Chinese mainland. Various regulations of the Chinese mainland currently restrict foreign or foreign-owned entities from holding certain licenses required in the Chinese mainland to provide online game operation services over the internet, including ICP, and internet publishing licenses. In light of such restrictions, we primarily rely on Shanghai IT, the variable interest entity, to hold and maintain the licenses necessary for the operation of our online games in the Chinese mainland.

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

Because the PRC government restricts our ownership of ICP, internet culture operation and internet publishing businesses in the Chinese mainland, we primarily depend on Shanghai IT, in which we have no ownership interest, and its subsidiary Shaoxing Jiuyu, to operate our online game business and other ICP related businesses, and hold and maintain the requisite licenses. We have relied and expect to continue to rely on contractual arrangements to conduct business operations through contractual arrangements with Shanghai IT. Such contractual arrangements may not be as effective as direct ownership. From the legal perspective, if Shanghai IT fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under laws of the Chinese mainland, including seeking specific performance or injunctive relief and claiming damages. For example, if the shareholders of Shanghai IT were to refuse to transfer their equity interests in Shanghai IT to us or our designee when we exercise the call option pursuant to the Call Option Agreement, or if such shareholders otherwise act in bad faith toward us, we may have to take legal action to compel it to fulfill their contractual obligations, which could be time consuming and costly. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

These contractual arrangements are governed by laws of the Chinese mainland and provide for the resolution of disputes through arbitration in the Chinese mainland. The legal environment in the Chinese mainland is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. We have historically derived significant revenues from Shanghai IT. For the year ended December 31, 2022, 2023 and 2024, Shanghai IT contributed 0.6%, 0.1% and 0.3%, respectively, of our total revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai IT, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai IT into our consolidated financial statements in accordance with U.S. GAAP.

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

Pursuant to the Equity Pledge Agreements with the shareholders of Shanghai IT, such shareholders agreed to pledge their equity interests in Shanghai IT to secure their performance under the contractual arrangements. According to the PRC Civil Code, if the pledgee and the pledgor agree before the expiration of the debt performance period that the pledged property shall belong to the pledgee in the event that the obligor fails to perform the due debt, the pledgee may only have priority in compensation in accordance with the law over the pledged property. If the obligor fails to perform the due debt or if the circumstances agreed upon by the parties for realizing the pledge rights occur, the pledgee may reach an agreement with the pledgor to offset the pledged property at a discounted price, or may have priority in compensation from the proceeds obtained through auction or sale of the pledged property. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai IT. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd., or Shanghai Hui Ling, our wholly owned subsidiary in the Chinese mainland and a party to the Call Option Agreement, to replace or designate another person or entity in the Chinese mainland to replace the existing shareholders of Shanghai IT pursuant to the direct transfer option we have under the option agreement.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong. Our auditor is not headquartered in the Chinese mainland or Hong Kong and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards many countries, including China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies.

We are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in certain Chinese companies and/or imposing sanctions on Chinese entities. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investing in technologies and products (or voiced the intention to do so). For instance, in October 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce issued rules aimed at restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers and manufacture advanced semiconductors. On August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On June 21, 2024, the U.S. Department of the Treasury issued a notice of proposed rulemaking on outbound U.S. investment involving China that generally follows the advanced notice of proposed rulemaking. On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe we would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. We may expand our business internationally in the future. Any unfavorable government policies on international trade or any restriction on Chinese companies may affect consumer demand for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. As of the date of this annual report, Shanghai IT owns the ICP License, as well as our newly established joint venture company, Shaoxing Jiuyu. Furthermore, if we will provide mobile applications to mobile device users, it is uncertain if Shanghai IT will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

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

On September 15, 2021, the People’s Bank of China, together with the China Securities Regulatory Commission, the State Administration of Foreign Exchange, and other departments, jointly issued the Notice on Further Preventing and Dealing with the Risks of Virtual Currency Trading and Speculation, which clarified that virtual currencies do not have the same legal status as legal tender. Activities related to virtual currencies are considered illegal financial activities, including, but not limited to, the exchange between legal tender and virtual currencies, exchange between virtual currencies, buying and selling virtual currencies as a central counterparty, providing intermediary and pricing services for virtual currency transactions, token issuance financing, and virtual currency derivative transactions. These activities are suspected of illegal issuance of tokens and securities, illegal issuance of securities, illegal futures business, and illegal fundraising.

While Chinese law does not prohibit the possession of Bitcoin, it does restrict financial activities related to virtual currencies, including any crimes committed through virtual currency transactions. This means that non-financial activities involving Bitcoin, such as holding or transferring Bitcoin as a commodity without engaging in trading or other financial services, are not explicitly prohibited. However, all forms of trading, exchange, and financial transactions involving virtual currencies are considered illegal financial activities in China.

Substantial uncertainties remain as to whether our activities will be deemed as prohibited trading and financial activities under the laws of the Chinese mainland. If such activities are deemed as prohibited trading and financial activities under the laws of the Chinese mainland, the legal consequences would be that these activities are invalid and therefore not protected by the laws of the Chinese mainland. These uncertainties could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business globally through our subsidiaries in the U.S., Kazakhstan, Hong Kong and Singapore, and conduct our business operations through the variable interest entity in the Chinese mainland. Our operations in the Chinese mainland are governed by laws and regulations of the Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in recent years. For example, on July 6, 2021, the PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by PRC- based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by PRC-based overseas-listed companies. On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration etc.

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

In 2024, we derived an insignificant portion of our revenues from the Chinese mainland and most of our revenues were not denominated in RMB. For the limited portion of revenues that are denominated in RMB, restrictions on currency exchange in the Chinese mainland limit our ability to utilize revenues generated in RMB to fund our business activities outside of the Chinese mainland, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in the Chinese mainland is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside of the Chinese mainland unless the prior approval of the State Administration of Foreign Exchange, or SAFE, or designated banks is obtained. Although the government regulations of the Chinese mainland now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under capital account of our Chinese mainland subsidiaries, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. As a result, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the Chinese mainland or an entity in the Chinese mainland, the funds may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash.

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

Most of the aforementioned ways of making loans or investments in entities in the Chinese mainland are subject to regulations and approvals of the Chinese mainland. For example, any loans to our Chinese mainland subsidiaries and the variable interest entity are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of the Chinese mainland. If we decide to finance our wholly owned subsidiary in the Chinese mainland by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

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

In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies, or Circular 7. Under Circular 7, residents of the Chinese mainland who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents of the Chinese mainland must retain a qualified agent in the Chinese mainland, which could be a subsidiary in the Chinese mainland of such overseas publicly listed company or another qualified institution selected by such subsidiary in the Chinese mainland, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the agent in the Chinese mainland is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the agent in the Chinese mainland or the overseas entrusted institution or other material changes. We and our employees in the Chinese mainland who have been granted stock incentive awards are subject to these regulations. However, neither our plan participants in the Chinese mainland nor we have completed such requisite registration and other procedures. In addition, we cannot assure you that we will be able to complete the registration for new employees who participate in such stock incentive plan in the future in a timely manner or at all. Failure of our plan participants in the Chinese mainland to complete their SAFE registrations may subject these residents in the Chinese mainland or us to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in the Chinese mainland, limit the ability of our subsidiary in the Chinese mainland to distribute dividends to us, or otherwise materially and adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under laws of the Chinese mainland.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries, and through the variable interest entity in the Chinese mainland. Our Chinese mainland subsidiaries are generally subject to laws and regulations applicable to foreign investment in the Chinese mainland and, in particular, laws applicable to wholly-foreign-owned enterprises. We entered into a series of contractual arrangements with the variable interest entity in the Chinese mainland to conduct business operations. Almost all of the agreements under those contractual arrangements are governed by laws of the Chinese mainland and disputes arising out of these agreements are expected to be decided by arbitration in the Chinese mainland. The legal system of the Chinese mainland is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Legislation and regulations of the Chinese mainland have significantly enhanced the protections afforded to various forms of foreign investments in the Chinese mainland for the past decades. Despite the lack of legal majority ownership, we are able to direct the activities of and derive economic benefits from the consolidated variable interest entity and therefore our Cayman Island holding company is considered the primary beneficiary of the consolidated variable interest entity for accounting purposes and consolidates the variable interest entity and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the consolidated variable interest entity as a consolidated entity under U.S. GAAP and we consolidate the financial results of the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity.

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

In February 2018, the State Administration of Taxation, or SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides detailed guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner”. When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of the Chinese mainland. We cannot assure you that any dividends to be distributed from our subsidiaries to us or from us to our non-Chinese mainland shareholders and ADS holders, whose jurisdiction of incorporation has a tax treaty with the Chinese mainland providing a different withholding arrangement, will be entitled to the benefits under the withholding arrangement.

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

In connection with the PRC Enterprise Income Tax Law, the SAT issued, on February 3, 2015, the Notice on Several Issues regarding Enterprise Income Tax for Indirect Property Transfer by Non-resident Enterprises, or SAT Circular 7, which further specifies the criteria for judging reasonable commercial purpose, and the legal requirements for the voluntary reporting procedures and filing materials in the case of indirect property transfer. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the laws of the Chinese mainland: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the taxable properties in the Chinese mainland; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the Chinese mainland, or 90% or more of its income is derived directly or indirectly from the Chinese mainland; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the taxable properties in the Chinese mainland are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gains derived from the indirect transfer of the taxable properties in the Chinese mainland is lower than the potential Chinese mainland tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to the Chinese mainland tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions. According to SAT Circular 7, where the payer fails to withhold tax in a sufficient amount, the transferor can declare and pay such tax to the tax authority by itself within the statutory time period. Late payment of applicable tax will subject the transferor to default interest.

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

According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i). According to the Trial Measures, domestic enterprises which have already listed overseas is not required to make such filing immediately. However, we cannot assure you that any new rules or regulations promulgated by CSRC in the future will not require us to obtain any approval or filing.

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

Relatedly, on September 6, 2024, the National Development and Reform Commission and the Ministry of Finance, jointly issued the 2024 Negative List, which came into effect on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, our foreign investors shall not be involved in our operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. Since the 2024 Negative List do not specify whether indirect overseas listings are subject to their restrictions, it is unclear as to whether and to what extent listed companies like us will be subject to these requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if we obtain, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in the Chinese mainland, limit our ability to pay dividends outside of the Chinese mainland, limit our operating privileges in the Chinese mainland, delay or restrict the repatriation of the proceeds from our offshore offerings into the Chinese mainland or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On January 11, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer complied with Rule 5550(b) (1) of the Nasdaq Listing Rules due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. The Nasdaq notification letter also noted that we did not meet the alternatives of market value of listed securities or net income from continuing operations. Pursuant to Rule 5810(c) (2) of the Nasdaq Listing Rules, we had 45 calendar days (no later than February 26, 2024) to submit a plan to regain compliance with the foregoing listing requirement. On April 22, 2024, we received a notification letter from Nasdaq stating that we have regained compliance with the minimum bid price requirement and this matter was closed.

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

It is likely that we were classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non - U.S. corporation will be a “passive foreign investment company,” or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income, or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Based on the market price of our ADSs and the nature and composition of our assets, although not free from doubt, we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Further, as previously disclosed, although not free from doubt, we believe that we were a PFIC for U.S. federal income tax purposes for prior years. In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You should consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ADSs and ordinary shares as well as the application of the PFIC rules.

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

We have been experiencing extreme price volatility. During the year 2024, the closing trade price of our ADSs ranged from US$4.03 to US$19.00 per ADS. Such extreme price volatility was probably attributable to our cryptocurrency mining business and the macro environment for the overall cryptocurrency industry. Due to such extreme price volatility, the risks exposure to and the possibilities of short squeeze also increased.

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

On March 31, 2021, we entered into an underwriting agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of a warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. As of the date of this annual report, the remaining warrants had expired.

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire in three years from the date of issuance and may be extended by mutual agreement for additional one year. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

In March 2025, we signed a share purchase agreement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares (equivalent to 157,232 ADSs) for a total consideration price of US$2 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares (equivalent to 78,616 ADSs) for a total consideration price of US$1 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 70,754,400 Class A ordinary shares (equivalent to 235,848 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares (equivalent to 390,000 ADSs) for a total consideration price of US$4,960,800, at the price of US$12.72 per ADS, and (ii) warrants to purchase 90,000,000 Class A Shares (equivalent to 300,000 ADSs) at an exercise price of US$60 per ADS. The warrants have an exercise period of two years. As of the date of this annual report, this transaction has been closed.

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

Purchasers of our warrants will not have any rights of ordinary shareholders until such warrants are exercised.

The warrants we offered do not confer any rights of ordinary share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire ordinary shares at a fixed price.

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

Mr. Jun Zhu, our chairman and chief executive officer, beneficially owns all of our outstanding Class B ordinary shares. As of March 28, 2025, Mr. Jun Zhu beneficially owned approximately 74.58% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary shares as a result of their becoming entitled to high votes on each Class B ordinary share.

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

We are incorporated under the laws of the Cayman Islands. The rights of holders of our Class A ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Cayman Islands law, including the provisions of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and by our Fourth Amended and Restated Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a description of certain key differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Our Fourth Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Fourth Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association and by the Companies Act and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including, but not limited to, those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States. As a result, our shareholders may not be able to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court.

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

Our Fourth Amended and Restated Memorandum and Articles of Association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our Fourth Amended and Restated Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our Fourth Amended and Restated Memorandum and Articles of Association may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in our Fourth Amended and Restated Memorandum and Articles of Association.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are an exempted company incorporated in the Cayman Islands, substantially all of our assets are located in the U.S. For assets located in China, we conduct a substantial portion of our operations through our wholly owned subsidiaries and variable interest entity in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As of the date of this annual report, most of our directors and officers are located in China and none of them are located in the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You may give voting instructions to the depositary of our ADSs to vote the underlying Class A ordinary shares represented by your ADSs. Otherwise, you will not be able to exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not receive sufficient advance notice of a shareholders’ meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Pursuant to our Fourth Amended and Restated Memorandum and Articles of Association, we may convene a shareholders’ meeting on seven business days’ notice. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions, if any such action or non-action is in good faith. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.History and Development of the Company

We were incorporated in the Cayman Islands on December 22, 1999 under the name GameNow.net Limited as an exempted company limited by shares and were renamed The9 Limited in February 2004. We formed GameNow.net (Hong Kong) Limited, or GameNow, on January 17, 2000 in Hong Kong, as a wholly owned subsidiary. We now conduct our operations through NBTC Limited, a wholly- owned subsidiary in Hong Kong, and Shanghai Hui Ling, a wholly owned subsidiary of GameNow in China. Due to the current restrictions on foreign ownership of ICP and internet culture operation in China, currently, we rely on Shanghai IT, the variable interest entity, and our newly established joint venture company, Shaoxing Jiuyu, in holding certain licenses and approvals necessary for our business online game operations through a series of contractual arrangements with Shanghai IT and its shareholders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity” for details of the contractual arrangements with Shanghai IT and its shareholders. We do not hold any equity interest in Shanghai IT. We used to conduct our NFT business through NFTSTAR, a wholly-owned subsidiary in Hong Kong. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. We no longer operate NFT business.

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

Development of Businesses and Strategic Alliances

We have historically conducted our operations in large part through The9 Computer Technology Consulting (Shanghai) Co., Ltd., or The9 Computer, previously a direct wholly owned subsidiary of GameNow in China. In September 2019, we sold 100% equity interest in several then subsidiaries of our company in China, namely China The9 Interactive (Shanghai) Ltd., The9 Computer and Shanghai Kaie Information Technology Co., Ltd. to Kapler Pte. Ltd., an indirect subsidiary of Keppel Corporation Limited, in exchange for consideration of RMB493.0 million. Other assets and liabilities previously held by the subsidiaries sold were transferred to Shanghai Hui Ling. We terminated the contractual arrangements between The9 Computer and Shanghai IT, and Shanghai Hui Ling entered into new contractual arrangements with Shanghai IT, replacing The9 Computer. This transaction was completed in February 2020.

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

In 2024, we have made series of investments into China based companies developing AI generative content, such as (i) Wuhan Weixiang Science and Technology Co., Ltd. (“WeiXiang”), an AI-powered educational technology company in China, we purchased 19% of WeiXiang shares on the fully-diluted basis by cash and issuance of our restricted shares. We have also been granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of Weixiang’s audited annual profit after tax, provided that such valuation should be no less than US$45 million; (ii) Shenma Limited (“Shenma”), a company that developed and operates Shenma.io, a leading digital human SaaS platform driven by artificial intelligence-generated content (AIGC). We purchased 19% shares of Shenma in exchange for cash payment and issuance of our restricted shares; (iii) Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”), a company operating unmanned retail store platform in China. We purchased 15% of KuaiJin shares on the fully-diluted basis by cash and issuance of our restricted shares; and (iv) Beijing Weimingnaonao Science And Technology Co., Ltd. (“WM Therapeutic”), a company engaged in the development of digital treatment of cognitive diseases and digital drug research and development business. We purchased an additional 21.7% shares of WM Therapeutic by cash and issuance of our restricted shares. We had purchased 8.3% shares of WM Therapeutics in 2021. With the signing of this Agreement, we will own 30% of WM Therapeutic. We are also granted a purchase option to purchase up to 51% of the total shares of WM Therapeutic under certain conditions. None of the companies are developing any AI models themselves and are engaged in the “covered activities” under the meaning of the final rule issued by the U.S. Department of the Treasury imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. We do not plan to further invest in AI related businesses.

In 2024, through our variable interest entity, Shanghai IT, we have also entered into joint venture agreements with various Chinese online game operations and marketing companies that have significant amounts of existing player/user bases and have advanced marketing capabilities to attract more users to play our licensed MIR M game in China. Specifically, Shanghai IT entered into four joint venture agreements with each Zhejiang Huanyu Network Science and Technology Co., Ltd, ShaoXing Tongze Network Science and Technology Co., Ltd., Shenzhen gNetop Interactive Iechnology Co., Ltd., and Cheng Du Qing Cheng Network Science and Technology Co., Ltd., under which it agreed to mutually operate various online game-related businesses with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. Shanghai IT has also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary businesses. Each joint venture has its own operational and profit targets up to three years.

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

On December 27, 2024, we passed a special resolution to amend and restate our then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopt our Fourth Amended and Restated Memorandum and Articles of Association. Our shareholders approved, among other things, to increase the authorized share capital of the Company to US$500,000,000 divided into (i) 43,000,000,000 Class A ordinary shares, (ii) 6,000,000,000 Class B ordinary shares and (iii) 1,000,000,000 shares of such class or classes as our board of directors may determine in accordance with the Fourth Amended and Restated Memorandum and Articles of Association, in each case having rights, preferences, privileges and restrictions set forth in the Fourth Amended and Restated Memorandum and Articles of Association, by the creation of an additional 45,000,000,000 shares, consisting of (i) 38,700,000,000 Class A ordinary shares, (ii) 5,400,000,000 Class B ordinary shares, and (iii) 900,000,000 shares of such class or classes as our board of directors may determine in accordance with Fourth Amended and Restated Memorandum and Articles of Association.

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

In September 2023, pursuant to the Option Plan, we granted and issued an aggregate number of 214,650,000 Class A ordinary shares in the form of the restricted shares and restricted share units to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the Option Plan as the restricted shares to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted shares shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued as restricted share units to our independent directors as part of their compensation for their services as our independent directors for the next three years.

In June 2024, our board of directors and board committees authorized and approved the issuance of 11,250,000 Class A ordinary shares, pursuant to the Option Plan, to the company’s consultants who provided advisory services in connection with entering into relevant share purchase agreements with the investee companies engaged in AIGC business.

In October 2024, our board of directors and board committees authorized and approved the issuance of 63,947,400 Class A ordinary shares, pursuant to the Option Plan, to the company’s consultant who provided advisory services in connection with entering into the Publishing Agreement with Wemade Co., Ltd.

From December 2024 to February 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 5,929,200 Class A ordinary shares to the company’s consultants who provided advisory services in connection with entering into the definitive joint venture agreements with online game operations and marketing companies.

In March 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 450,000,000 Class A ordinary shares (equivalent to 1,500,000 ADSs) pursuant to the Eleventh Amended and Restated 2004 Stock Option Plan in the form of the restricted shares to our directors, officers and employees. All Class A ordinary shares issued as the restricted shares to our directors, executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions where 1/36 portion of the respective share grants shall be vested on the last day of each calendar month following the date of the grant.

Additional Financing

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire in three years from the date of issuance and may be extended for another year by the written agreement of the parties. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

In May 2024, we agreed and signed a private placement agreement with Fine Vision Fund, established by Finewill Capital, an internationally renowned investment institution, pursuant to which Fine Vision Fund would invest US$3.5 million to us, with upfront investment of US$2.5 million and second installment of US$1.0 million based on a pre-agreed condition. We would issue Class A ordinary shares to Fine Vision Fund. The value of each share for the upfront investment equals to 15.6% premium on the average closing price over the thirty consecutive trading days prior to the signing of the agreement. The value of each share for the second installment equals to 25% premium on the average closing price over the thirty consecutive trading days prior to the fulfillment of the pre-agreed condition. These shares to be issued are subject to the statutory lock-up period. As of the date of this annual report, Fine Vision Fund had paid the first installment of US$2.5 million. The second installment of US$1.0 million has not paid due to the unsatisfaction of the pre-agreed condition. As a consideration of the first installment of US$2.5 million, we issued 94,244,785 class A ordinary shares to Fine Vision Fund, and issued the share certificate in the name of Fine Vision Fund’s affiliate investment company, Wevision Pte. Ltd.

In February 2025, we issued and sold a one-year convertible note in a principal amount of US$3,300,000 to Streeterville for an aggregate consideration of US$2,995,000. The note carries an original issue discount of $300,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$500,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs.

In March 2025, we signed a share purchase agreement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares (equivalent to 157,232 ADSs) for a total consideration price of US$2 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares (equivalent to 78,616 ADSs) for a total consideration price of US$1 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 70,754,400 Class A ordinary shares (equivalent to 235,848 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares (equivalent to 390,000 ADSs) for a total consideration price of US$4,960,800, at the price of US$12.72 per ADS, and (ii) warrants to purchase 90,000,000 Class A Shares (equivalent to 300,000 ADSs) at an exercise price of US$60 per ADS. The warrants have an exercise period of two years. As of the date of this annual report, this transaction has been closed.

Nasdaq Notification

On January 11, 2024, we received a notification letter from the Listing Qualifications Department of Nasdaq, notifying us that we no longer complied with Rule 5550(b) (1) of the Nasdaq Listing Rules due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. The Nasdaq notification letter also noted that we did not meet the alternatives of market value of listed securities or net income from continuing operations. Pursuant to Rule 5810(c) (2) of the Nasdaq Listing Rules, we had 45 calendar days (no later than February 26, 2024) to submit a plan to regain compliance with the foregoing listing requirement. On April 22, 2024, we received a notification letter from Nasdaq stating that we have regained compliance with the Nasdaq Listing Rule 5550(b) which requires us to maintain either a minimum $2.5 million stockholders’ equity, or $35 million market value of listed securities, or $500,000 of net income from continuing operations for The Nasdaq Capital Market. Therefore, the matter has been closed.

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

Cryptocurrency Mining

We began cryptocurrency mining activities in February 2021. We started to provide computing power, or hash rate, to a Bitcoin mining pool and we are entitled to receive a fractional share of Bitcoin award from the Bitcoin mining pool in return. As of March 31, 2025, we had mined a total of 2,142 Bitcoins. After partial sale, we held 285 Bitcoins as of the same date. Our holdings of digital assets may increase in the future as we continue to expand our cryptocurrencies mining activities.

Our Bitcoin received from the Bitcoin mining pool are stored in our Bitcoin electronic wallet. The wallet is designated to have a dedicated multi-signature system. It takes approval from a majority of signatories to transfer Bitcoin out from our wallet. Six of our management level employees were assigned as the signatories of such electronic wallet. Each signatory holds an electronic private key password. In order to ensure the password will not be forgotten or lost by the signatory, each password is kept in a safe box at a bank. The safe boxes are registered under the accounts of two of our wholly owned subsidiaries. We will continue to refine and optimize our holding, storage and custodial practices.

We currently own the following models of mining machines:

●	Antminer S19 series with the average hash rate of 90 TH, average age of three years and average energy efficiency of 3,200W. These miners mine Bitcoin. As of the date of this annual report, we owned 14,706 Antminer S19 series miners, including 2,094 located in Aktau, Kazakhstan, 4,104 located in Texas, the U.S., 1,192 located in Alberta, Canada and 7,316 located in Kyrgyzstan.
●	WhatsMiner M21 and 31 series with the average hash rate of 60 TH, average age of four and a half years and average energy efficiency of 3,300W. These miners mine Bitcoin. As of the date of this annual report, we owned 1,123 WhatsMiner M21 and 31 series miners, including 31 located in Aktau, Kazakhstan and 1092 located in Kyrgyzstan.
●	Avalon A10 series with the average hash rate of 32 TH, average age of four years and average energy efficiency of 2,300W. These miners mine Bitcoin. As of the date of this annual report, we owned 2,040 Avalon A10 series miners, all of which were located in Aktau, Kazakhstan.
●	Avalon A8 series with the average hash rate of 13TH, average age of five years and average energy efficiency of 1,200W. These miners mine Bitcoin. As of the date of this annual report, we owned 380 Avalon A8 series miners, all of which were located in Aktau, Kazakhstan.

As of the date of this annual report, we have deployed around 11,451 mining machines in total. We do not use our mining machines as collateral for any loan or other similar activities.

Since the inception of our cryptocurrency mining business, we have been making attempts to acquire mining machines. We had in the past issued our Class A ordinary shares to finance our purchase of mining machines.

●	On January 25, 2021, we entered into a Purchase Agreement with the holding entities of several investors in the cryptocurrencies mining industry, including Jianping Kong, the former Director and Co-Chairman of Canaan Inc. (Nasdaq: CAN), a Bitcoin mining machine manufacturer listed on Nasdaq, Qifeng Sun, Li Zhang and Enguang Li, based on the pre-agreed legally binding term sheet.
●	In February 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase 26,007 Bitcoin mining machines, with a total hash rate of approximately 549PH/S, accounting for about 0.36% of the global hash rate of Bitcoin. Majority of these mining machines were initially deployed in Xinjiang, Sichuan and Gansu in China.
●	In March 2021, we entered into purchase agreements with five Bitcoin mining machine owners to purchase various Bitcoin mining machines including different brands, such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 8,489 units and a total hash rate of approximately 156PH/S. These Bitcoin mining machines were initially deployed in Qinghai, Xinjiang and Inner Mongolia in China.
●	In March 2021, we signed three legally binding memoranda of understanding with three unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as AvalonMiner, AntMiner and WhatsMiner, with an additional total number of 10,252 units and an additional total hash rate of approximately 192PH/S. We designated an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value. We entered into definitive agreement for the total of 5,246 units.

●	In March 2021, our wholly owned subsidiary NBTC Limited signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase 24,000 Antminer S19j Bitcoin mining machines, which are scheduled to deliver starting from November 2021, for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of the date of this annual report, all consideration has been paid.
●	In April 2021, we entered into share purchase agreements with three sellers of Bitcoin mining equipment separately. In June 2021, we entered into an amendment with one of the seller as certain 5,000 units of the Bitcoin mining equipment have defects and are not suitable for the intended use.
●	In June 2021, we acquired Montcrypto Ltd., a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto Ltd. provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of us. Montcrypto Ltd. had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. We invested a total of 7.6 million Canadian dollars in two phases to obtain the controlling stake in Montcrypto Ltd. Upon the completion of the construction, the power capacity of the mining facilities is expected to reach 20MW, which can supply electricity to operate more than 6,000 S19j Antminers. However, as of date of this annual report, the construction has not been fully completed and mining facilities have not been delivered to us for full deployment of our mining machines on the agreed date. We have reduced our shareholding to 30% and have no ongoing mining operations.
●	In July 2021, we signed a cryptocurrency mining hosting agreement with Russian company BitRiver through our wholly owned subsidiary NBTC Limited. BitRiver, headquartered in Moscow, was established in 2017 to provide global hosting services and one-stop, turnkey solutions for large-scale cryptocurrency mining operations. BitRiver utilizes surplus hydroelectric power to operate data centers through low cost and sustainable renewable energy that offers hosting services for cryptocurrency mining in Russia and the CIS region. The initial term of the agreement is two years. All of our Russia-related operations have been wound up, following the OFAC restriction.
●	In August 2021, our wholly owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. have signed a non- binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, we have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR Ltd. and its affiliates for deployment of miners in the data-center located in Aktau region, Kazakhstan. Hosting agreements are in substantially similar forms with the term of one year, which could be automatically extended for another one-year period, unless terminated by the parties under the conditions therein. Pursuant to the hosting agreements, NBTC has a right to suspend operations or terminate the agreements in case the price of Bitcoin will be below NBTC’s operational costs. As of December 31, 2024, NBTC has terminated hosting agreements. Prior to termination, NBTC Limited deployed total of 2,094 mining machines with a total hash rate of 188,460 TH . In February 2025, NBTC Limited filed a complaint in the court against LGHSTR’s shareholders based on the guarantee agreement entered into between LGHSTR’s shareholders and NBTC Limited. In April 2025, the court has determined to proceed, on a prima facie basis, with the case, and the case will be placed on a waiting list for formal filing.
●	In May 2022, our wholly owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC signed a five-year rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which we would obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. In March 2023, the parties amended the agreement to prolong the contract term for one year. As of the date of this annual report, 7,347 machines had been deployed. NBTC Limited has a unilateral right to terminate the rental agreement at its sole discretion by sending a prior written notice to SolarCoin LLC 30 days in advance. SolarCoin LLC has no right to terminate the rental agreement if there is no default of NBTC Limited. The rental includes a fixed rental fee of US$100 per month and a non-fixed fee, which should be calculated according to the actual consumption of the electricity.

●	In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC entered into a hosting agreement pursuant to which Crypto Mine Group LLC, later renamed into Hashland Inc., agreed to host our mining machines in its data center located at Pecos County, Texas, United States. As of December 31, 2024, we have terminated the hosting agreement with Hashland and filed a legal complaint against them in the state court of Texas. We claim return of contractual deposit sums and lost profits due to Hashland defaults under the hosting agreement. Before the termination of the agreement, we had 6,142 Antminer S19 miners hosted by Hashland on our behalf. The term of the terminated hosting agreement was 12 months, and Crypto Mine Group LLC had an obligation to provide electricity, hosting service, and other related services. With respect to service level target, unscheduled downtown time should be no more than five percent of total hours in such month. According to the hosting agreement, NBTC US Ltd had a unilateral right to terminate the hosting agreement at any time without defaults if it decides the services will no longer benefit its business or the Bitcoin market price has fallen below its costs to generate Bitcoin. Furthermore, if NBTC US Ltd elects to suspend the operation of the miners up to 15 consecutive days, the hosting agreement will be automatically terminated without prior notice.
●	In December 2024, our wholly owned subsidiary NBTC US Inc. signed a hosting agreement with JKL Saddleback LLC pursuant to which we have deployed 3,000 Series S19 Antminer miners for hosting services for the initial term of one year. The total hash rate of the miners is 369,360 TH. We store a total of 4,104 miners in the data-center provided by JKL Saddleback LLC. Pursuant to the hosting agreement, NBTC US Inc. shall cover energy costs and other basic costs of operations and is entitled to 45% of the profits generated by operations of its miners. The rest 55% of profits above cost shall be transferred to JKL Saddleback LLC. JKL Saddleback LLC shall provide the services in accordance with the minimum service level of 95% uptime and shall monitor the real-time profitability of our Equipment with respect to power costs and shall use reasonable efforts to minimize operation of the equipment during periods of negative profitability. JKL Saddleback LLC shall provide notice of any such curtailment of mining operations based on negative profitability. The hosting agreement may be terminated by mutual agreement.
●	In 2024, our wholly owned subsidiary 1111 Limited signed a master loan agreement with an unrelated institutional investment firm, Equities First Holdings LLC, or Equities First, pursuant to which Equities First extends loans to 1111 Limited in several tranches, each of which is secured by 1111 Limited’s Bitcoin as collateral for the maximum value of 300 Bitcoins. Historically, we pledged 273 Bitcoins for six loan tranches to secure the repayment of the net loan proceeds of approximately 15 million USDT. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. In addition, 1111 Limited signed a master pledge agreement with Equities First, pursuant to which it assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited. In April, 2025, we repaid the loan under the first tranche, and we have received 50 BTCs collateralized under the first tranche. As of the date of this report, 223 BTCs are collateralized under the loan agreement.
●	In April 2025, 1111 Limited signed another master loan agreement with Equities First, with the substantially similar material commercial terms and conditions with the first loan agreement as of 2024 (the “Loan Agreement #2”). As of the date of this annual report, under the Loan Agreement #2, we pledged 50 Bitcoins for one loan tranche to secure the payment of the net loan proceeds of approximately 2.62 million USDT. As of the date of this annual report, we have pledged 323 Bitcoins in total.

Certain of our attempts to acquire mining machines, such as WhatsMiner M32 machines and Filecoin mining machines, were terminated for business considerations.

Mining pool operators

Binance mining pool

In July 2021, NBTC Limited, our wholly owned subsidiary, signed a memorandum of understanding (MOU) with Binance Capital Management Co., Ltd., an operator of Binance mining pool, or Binance, pursuant to which NBTC Limited has agreed to connect 50% of its total miners’ hash rate to Binance’s Bitcoin mining pool for a period of at least three years, which can be extended and such extension shall be for a minimum of one-year period. NBTC Limited, executed the MOU with Binance for business development purposes. Specifically, the term of providing 50% of mining resources to the Binance pool for at least four years was solely for business development purposes. This term does not specify the amount of computing power NBTC Limited had at the time of signing, nor does it commit to any specific increase in computing power to be connected to the Binance mining pool. Furthermore, if NBTC Limited transfers the legal title of its mining machines to another subsidiary of the Company, this commitment will be meaningless and nullified. According to Article 12 of the MOU, the MOU can be terminated through: (a) mutual replacement with a new agreement; (b) unilateral termination with three months’ advance written notice; or (c) automatic termination after 365 days after signing. The MOU should have been legally terminated on July 7, 2022 in accordance with its Article 12c. As of the date of this annual report, NBTC Limited or any of our group companies had not entered into any new mining pool agreement with Binance after the signing of the MOU. Due to the long-term relationship with Binance, we still used Binance’s mining pool for a period from July 7, 2022, through September 2024, when NBTC Limited terminated all mining activities due to cost consideration. Although this MOU was not explicitly extended, we believe that the collaboration with Binance was still active for a period from July 7, 2022, through September 2024, following the principal terms of the MOU. Such cooperation could be terminated at any time by either party without compensating the other party. As a matter of fact, NBTC Limited terminated all mining activities, including cooperation with Binance, due to cost considerations in September 2024. In November 2024, NBTC Limited has resumed the mining activities due to the increase of Bitcoin price. However, NBTC Limited uses another F2Pool mining pool and does not use the Binance mining pool anymore.

Fish2Pool

We are bound by Fish2Pool standard terms and conditions published on their website. We are deemed to have entered into the agreement with Fram Farm Inc., a BVI business company registered in the British Virgin Islands with company number 2138445 and registered office at Trinity Chambers, PO Box 4301, Road Town, Tortola, VG1110, British Virgin Islands. Fish2Pool currently charges 0.8% fee for the use of their pool. As the user of Fish2Pool we agree to abide by their terms of use. The agreement may be terminated by either party any time without liability.

Mining pool operations in Kazakhstan

Pursuant to the local laws and policies in Kazakhstan, we must arrange our Bitcoin miners to participate in Kazakhstan’s local mining pools. As of the date of this annual report, since May 2024, we disconnected the miners in Kazakhstan.

We have used two locally registered mining pools in Kazakhstan through agreements between our service provider LGHTSTR Ltd., each locally registered mining pools in Kazakhstan. According to the agreement by and between LGHTSTR Ltd. and NBTC, NBTC is bound by the terms of the agreements negotiated by LGHTSTR Ltd. on NBTC’s behalf.

In 2023, our service provider, LGHTSTR Ltd. signed a cooperation agreement with Pool4Miners Limited Liability Partnership, or Pool4Miners, a registered provider of the Bitcoin mining pool services in Kazakhstan. According to the cooperation agreement:

●	NBTC wallet was opened to collect Bitcoin mining proceeds.
●	Control of the wallet has been fully given to NBTC by LGHTSTR Ltd.
●	Pool4Miners is entitled to 2.75% of all mined Bitcoin proceeds generated by the mining equipment of NBTC whereas NBTC is entitled to 97.25%.
●	Each party is responsible for its respective taxes.

●	LGHTSTR Ltd. is responsible to provide daily mining hash rate of no less than 82.88 PH/S to the pool. If the hash rate is less than 82.88 PH/S for fifteen consecutive days after the signing date of the cooperation agreement or any three consecutive days during the term of the cooperation agreement, Pool4Miners has the right to unilaterally terminate the agreement or change the Bitcoin distribution ratio.
●	Pool4Miners is responsible for technical operations of the pool, provision of information about operations of the pool (excluding its own financial performance) and provision of monthly Bitcoin mining reports to us.
●	Pool4Miners’ liability is limited to the actual damages caused to LGHTSTR Ltd.

In March 2024, LGHTSTR Ltd. has terminated the agreement. In the same month, our service provider LGHTSTR Ltd. signed the Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as A Result of Miners’ Activities, or the Fish2Pool Agreement, with Fish2Pool Kazakhstan Ltd., or Fish2Pool. According to the Fish2Pool Agreement:

●	NBTC wallet was opened to collect Bitcoin mining proceeds.
●	Control of the wallet has been fully given to NBTC by LGHTSTR Ltd.
●	Fish2Pool undertakes to provide remote operational services in respect to our mining equipment: (a) acceptance of our mining equipment computing power to its serve equipment on a daily basis, and (b) distribution of digital assets to us daily.
●	Fish2Pool’s service fee is 2.5% of the distributed Bitcoin proceeds generated by our mining equipment in terms of the block reward, calculated in accordance with the FPPS calculation formula. Fish2Pool’s fee shall be paid by us on a daily basis only when we actually begin to engage in digital mining activities. The rate of Fish2Pool’s fee shall be fixed as 2.5% for one year from the signing date of the Fish2Pool Agreement if we can keep the weighted average hash rate in all accounts at above 150PH/S. This implies that the fee rate of 2.5% is a base-line rate which has been agreed subject to the condition that NTBC’s connected equipment for all accounts reaches a weighted average hash rate of 150PH/S during the one-year period. “Accounts” refer to different wallet addresses that may be opened on Fish2Pool to collect mining proceeds from the connected equipment. Before termination of operating activities in May 2024, the base-line fee rate of 2.5% has not been subject to the adjustment mechanism. Specifically, the parties agreed that if the statistical probability of finding a new block for Bitcoin mining by NBTC’s connected equipment during any three-month period in the one-year period falls below 80% from the normally expected tera hash level of 100% working miners, then the rate will be increased from 2.5% to 3.0%. This additional condition relates to the stability of NBTC’s equipment performance, which may be affected by unstable internet connection in the data center hosting NBTC’s equipment that obstructs submission of calculation results generated by such equipment to the network. For one year from the signing date of the Fish2Pool Agreement, fee rate has not been increased to 3.0%.
●	Fish2Pool shall provide us with work reports daily. We have the right to object to the report within five days. Otherwise, report results shall be binding on us.
●	Each party shall be responsible for paying their respective taxes.
●	We have the right to terminate the agreement in case Fish2Pool loses its operating license in accordance with the laws of Kazakhstan, including the revocation, annulment and/or other cancellation of accreditation of Fish2Pool as a digital mining pool in Kazakhstan. We also have the right to terminate the agreement for any reason and any time, provided that we have fulfilled all financial obligations for services rendered under the agreement. Fish2Pool does not have an explicit right to terminate the agreement during the term of the agreement. However, Fish2Pool has the right to unilaterally suspend the provision of services without any liability to us if Fish2Pool’s equipment loses technical ability to perform pool services.
●	Fish2Pool is responsible to provide instructions to connect our equipment to the mining pool, solve all technical issues regarding operations of the pool and provide information reports about Bitcoin mining activities of our equipment.

●	Fish2Pool’s total aggregate liability in connection with the Fish2Pool Agreement is limited to the total of all payments made by us during the daily per diem period of the Fish2Pool Agreement immediately preceding the event that entails Fish2Pool’s liability. However, Fish2Pool shall be responsible to us in case of any failure of the equipment for any reasons that violate the Rules of Accreditation of Digital Mining Pools which was approved on April 11, 2023 by the Order of the Minister of Digital Development, Innovation and Aerospace Industry of Kazakhstan.
●	Fish2Pool guarantees the security, warrants and is fully responsible for the digital assets to be distributed through the mining pool pursuant to the Fish2Pool Agreement. In case of any damages to the digital assets during the use of the mining pool, Fish2Pool shall fully compensate for our losses.

With respect to Filecoin mining, we rely on a Filecoin mining company to manage Filecoin mining instead of managing it by ourselves. We do not have control over the Filecoin mining operations.

With respect to crypto assets held by mining pools, our mined Bitcoin awards are transferred daily from the mining pool to our designated cold wallet. We have access to our account information on the website of the mining pool, which includes historical and current hash rates of miners, historical rewards and pay out dates. Only our designated personnel can assess these data by logging in using password. We can access these data for the past year. We do not have inspection rights to any mining pool operator’s internal data. To our best knowledge, pool operators do not have insurance to cover customers’ assets.

Custody procedures

In June 2021, we announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN), as the custodian for our digital assets, including Bitcoin. Since July 2022, we changed to self-custody.

All our Bitcoin are kept in the blockchain, which keeps track of the addresses that hold the Bitcoin and how much they hold. When we need to use the Bitcoin for various payments, we transfer the Bitcoin to our overseas account via the online trading platforms. We have six laptops designated for these transfers, which, together with the 12-word seed phrase stored in our safe deposit boxes in banks, are referred as our cold wallets. The Bitcoin wallet adopts a 6/4 multi-signature mechanism, meaning out of the six people holding the passwords, any four people providing passwords together can execute transfer to Bitcoin. Six management level employees are assigned to be the password holders. Passwords are also stored in two bank safe deposit boxes, with each safe deposit box storing three passwords. The two safe deposit boxes were opened under the names of our two wholly owned subsidiaries. To open any safe deposit box, the authorized representative of that subsidiary needs to go to the bank in person together with the official seal of that subsidiary. The official seals of the two subsidiaries are physically stored in the safe boxes of the two subsidiaries. We have an internal approval procedure for the authorized representatives to take out the official seals. The laptops and the safe deposit boxes are currently physically located in China. However, the laptops and the 12-word seed-phrase can be replaced or brought to another jurisdiction without breaching the laws of the Chinese mainland. As of the date of this annual report, the laws of the Chinese mainland do not prohibit the holding of virtual currencies. However, the laws of the Chinese mainland prohibit any trading and financial activities related to virtual currencies or any crimes committed through virtual currency transactions. Substantial uncertainties remain as to whether the Company’s activities will be deemed as trading and financial activities under the laws of the Chinese mainland. If such activities are deemed as prohibited trading and financial activities under the laws of the Chinese mainland, the legal consequences would be that these activities are invalid and therefore not protected by the laws of the Chinese mainland.

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

Breakeven analysis for our Bitcoin mining operations

We cooperate with different Bitcoin mining sites located in Kazakhstan, Kyrgyzstan, the U.S. and Canada. The majority of our Bitcoin mining machines were purchased in 2021 by cash. We did not finance the purchase of our Bitcoin mining machines. The hosting fee charged by mining sites, Bitcoin mining machine depreciation and mining pool fees are the major costs we use to perform breakeven analysis. Based on the computing power of different types of Bitcoin mining machines, we can estimate the Bitcoin reward we will receive by our Bitcoin mining machines using the latest public Bitcoin reward information, for example, those available on Binance’s website. Examples provided herein are only for illustration purposes. The actual results will depend on the actual price and other factors as of the applicable date.

Our breakeven analysis is made under the following assumptions:

●	Hash rate, which is the computational power of our mining machines, is 1,000 PH/S.
●	Daily power consumption, which is the amount of electricity consumed by our mining machines per day, is 30,000 kW.
●	Hosting fees, which is the cost of electricity per kilowatt-hour, or kWh, charged by our mining site partners, is $0.06/kWh.
●	Daily depreciation by using straight-line depreciation to depreciate our mining machines over a three-year period, is $10,000.
●	Network hash rate, which is a measure of how difficult it is to mine a Bitcoin block, is 700,000 PH/S.
●	Daily block reward is 416 Bitcoin per day, assuming 3.125 Bitcoin per block and 144 blocks per day.
●	Average mining pool fee, which is the approximate average fee charged by mining pools, is 1%.

Calculation of the breakeven Bitcoin price:

●	Daily hosting fees = 30,000kW per day * $0.06/kWh * 24 hours = $43,200 per day.
●	Daily total cost = $36,000 + $10,000 = $46,000.
●	Daily Bitcoin production = 1,000 PH/S / 700,000 PH/S * 450 Bitcoin per day = 0.64.
●	Daily pool fees in Bitcoin: 0.64 * 1% = 0.0064.
●	Daily Bitcoin received, net of pool fees = 0.64 - 0.0064 = 0.6336.
●	Breakeven Bitcoin Price: $43,200 / 0.6336 = $68,182.

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

In case if any regulatory actions would be imposed on mining pool operators or exchanges with which we have business relationships, we may be adversely affected. However, since our mined Bitcoin rewards are transferred to our cold storage daily, in the adverse event concerning any mining pool, our Bitcoin loss would be limited to daily mining reward amount.

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

Since January 2023, we no longer mint or offer NFTs, or provide any services related to previously minted NFTs. NFTs that we previously issued are only available on third-party trading sites that we do not operate or control. Before we sold NFTSTAR to third-party buyer in 2023, we received royalties from secondary sales of previously issued NFTs which only amounted to RMB26 thousand.

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

NFTSTAR community aimed to feature stars from various fields, including, but not limited to, sports, entertainment, art, and other industries celebrities. Global sports stars were the main partners at the initial launch. NFTSTAR community aimed to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

We conducted business of proprietary NFT development and trading through our subsidiary. NFTSTAR’s in-house development team collaborated with various third-party contractors to create NFTs featuring licensed celebrities for sale to consumers. In November 2021, we entered into license agreements with international sports stars pursuant to which they granted us licenses to use their likeness for production of NFTs. As of December 31, 2024, the total sum paid under license agreements was US$17.7 million. We had no further payment commitment as of the date of this annual report.

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

For a short period from October 2021 to May 2022, consumers were able to purchase NFTs on our own platform and were required to create a centrally managed account on the NFTSTAR’s website in order to buy our NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction, or the Marketplace Account Operations. In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party payment service providers. Know Your Customer was conducted by payment service providers on their webpage. Similarly, Know Your Customer was conducted by payment service providers when consumers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

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

Our roles in the NFT business and analysis addressing why the NFTs should not be considered securities under Section 2(a) (1) of the Securities Act of 1933

Until January of 2023, our NFT business consisted of the creation and minting of a series of NFTs containing digital images of soccer celebrities, with whom we entered into licensing agreements. We sold three distinct NFT collections. We sold 200 NFT products of Figo, which is also the outstanding amount in the secondary market. We sold 5,630 NFT products of Son, and re-purchased 966 of those. Therefore the outstanding amount in the secondary market is 4,664. We sold 1,498 NFT products of Neymar, which is also the outstanding amount in the secondary market. The technical nature of the NFTs minted are consistent in that they contain similar metadata and were minted on the Polygon blockchain.

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

Section 2(a) (1) of the Act defines the term “security” to include an “investment contract.” Under the legal framework, an “investment contract” exists when there is an agreement, contract or scheme involving an investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. In considering the qualities of a transaction, courts look to the “economic reality” of the transaction and “what character the instrument is given in commerce by the terms, the plan of distribution, and the economic inducements held out to the prospect.” FinHub Framework for “Investment Contract” Analysis of Digital Assets, Section II.C (Apr. 3, 2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

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

Internal Procedures with respect to Crypto Assets

In recent years, the SEC and U.S. state securities regulators have stated that many or most crypto assets or crypto asset products constitute securities under U.S. federal and state securities laws. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. Several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions. The SEC has historically used the Howey test to assess whether an arrangement or instrument constitutes a security. The Howey test says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any crypto assets, including NFTs, we apply the Howey test when determining whether such assets are securities.

We continue to analyze the cryptocurrencies which we mine under our internal policies and procedures on a periodic basis to ensure that they are not securities under U.S. federal and state securities laws. We closely monitor any new industry and regulatory developments and adjust our assessment accordingly. We may make the determination to cease support for a cryptocurrency for any one or a variety of factors based on a totality of the circumstances under our internal policies and procedures. However, a determination by the SEC or a court that a cryptocurrency constitutes a security could also result in our determination that it is advisable to discontinue operations with such cryptocurrency or ones that have similar characteristics to the cryptocurrency that was determined to be a security.

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

Ethereum has long been treated as a commodity by state and federal regulators, including the Commodity Futures Trading Commission (CFTC). Designating it as a security would have a big impact on crypto markets, drastically changing how (and whether) the currency and others like it are traded in the U.S. We may draw conclusions based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Our internal determination of various crypto assets will be impacted by the court determination as well. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court.

With respect to NFTs, we terminated NFTSTAR and MetaGoal operations in 2023 and no longer mints or offers NFTs, or provide any services related to previously minted NFTs. Historically, NFTSTAR has not explicitly restricted U.S. persons from the use of its website and services. However, its legally binding terms and conditions of the use published on its website provides that users are prohibited from accessing or using NFTSTAR services if such use would violate applicable laws of such users. NFTSTAR reserves the right to add and remove any approved regions to its terms and conditions. In 2023, we sold NFTSTAR Singapore Pte. Ltd. and its subsidiaries to an unrelated third party. We no longer operate NFT business.

Online Games

We historically operated and developed proprietary or licensed online games, primarily mobile games, and TV games. In 2024, we pivoted to the online gaming business again.

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

In May 2024, we entered into an exclusive publishing license agreement with Wemade, pursuant to which our wholly owned subsidiary incorporated in Hong Kong, China Crown Technology Limited, will exclusively publish and service the new MIR M game in mainland China, in both mobile and PC version. We have entered into four joint venture agreements under which we agreed to mutually operate various online game-related businesses with each respective joint venture partner. All joint venture partners shall contribute their players/user base to the respective joint venture companies. We have also sublicensed MIR M game for publishing and operations to Shaoxing Jiuyu Network Technology Co., Ltd. and sublicensed certain MIR M game-related rights to the other joint venture companies primarily responsible for marketing and other auxiliary business. See “—Strategic Alliances” for details.

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

Strategic Alliances

Since the beginning of 2024, we have invested in companies that use AI applications in their business operations.

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

In May 2024, we signed a definitive share purchase agreement with Kuaijin Shidai (Xiamen) Technology Co., Ltd., or KuaiJin, to purchase 15% of KuaiJin by cash and issuance of our Class A ordinary shares. We are also granted a purchase option to purchase up to 51% of the total shares of KuaiJin. The purchase option is exercisable within two years and will be based on KuaiJin’s valuation at US$60 million. KuaiJin provides standardized cost-effective solution to retail stores in China. Within 48 hours, traditional retail stores can be transformed into AI unmanned retail store by installation of KuaiJin hardware and software. The AI unmanned retail stores can be opened 24 hours a day, seven days a week, under the monitor of AI-powered 360-degree surveillance cameras. After such transformation, the payroll cost will be significantly reduced. The chance of getting shoplifting will also be reduced. Profit of the retail stores will be increased accordingly. Due to this clear business model, KuaiJin has already transformed more than 500 retail shops in more than 100 cities in China.

In May 2024, we signed a definitive share purchase agreement with Shenma Limited, or Shenma, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment (which has been paid upon signing of a term sheet in March 2024) and issuance of our Class A ordinary shares. The total consideration for the equity stake in Shenma consists of cash consideration of US$1.0 million and issuance of 417,880,500 Class A ordinary shares (equivalent to 1,392,935 ADSs). The Class A ordinary shares to be issued to Shenma will be subject to certain lock-up conditions. Shenma developed and operates Shenma.io, a digital human SaaS platform driven by AI-generated content. The platform has 350,000 registered users, 150,000 short video scripts model library, 9,000 digital human creators and various brand customers. Users can leverage Shenma’s proprietary cloning technology and create 1:1 digital human clone character with image and voice. Creators of digital human using Shenma’s platform can monetize their products on different social platforms with much lower costs. Shenma’s platform also offers video, audio and text automatic replies to enhance the monetization of products.

In June 2024, we signed a definitive share purchase agreement with Wuhan Weixiang Science And Technology Co., Ltd., or WeiXiang, to purchase 19% of WeiXiang by cash and issuance of our Class A ordinary shares. We will pay cash consideration of US$1.5 million and will issue 284,465,400 Class A ordinary shares (equivalent to 948,218 ADSs) to WeiXiang. The Class A ordinary shares to be issued to Weixiang will be subject to certain lock-up conditions. We have also been granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of WeiXiang’s audited annual profit after tax, provided that such valuation should be higher than US$45 million. WeiXiang was founded by Mr. Xu Wang, a pioneer in the educational technology landscape in China who earned several educational awards including the title of 2018 China Education Industry Figure of the Year. Mr. Wang initially gained recognition with proprietary K-12 class management platform YuanDing, which revolutionized classroom management for teachers across China. Under Mr. Wang’s leadership, the platform had reached millions of daily active users. In 2020, Mr. Wang founded WeiXiang, aiming to create a localized online school ecosystem powered by short videos and live streaming. WeiXiang leverages popular platforms like TikTok, KuaiShou and WeChat Video Channels, serving as their official ecosystem partner. WeiXiang has amassed over 9 million followers across these platforms. The most popular teacher had engaged over 300,000 simultaneous viewers a single live stream, and had made monthly revenue over RMB10 million. WeiXiang distinguishes itself from traditional live-streaming educational companies through its extensive use of AI applications.

In August 2024, through Shanghai IT, we signed a joint venture agreement with Zhejiang Huanyu to establish a joint venture to operate the mobile and PC versions of the new MIR M game, pursuant to which Zhejiang Huanyu promised to guide its existing MIR and related game users to the joint venture to ensure the smooth operation of MIR M by the joint venture. We promised to grant Zhejiang Huanyu our Class A ordinary shares, which will be unlocked in stages according to Zhejiang Huanyu’s commitment to the joint venture’s annual business results. This joint venture company, Shaoxing Jiuyu, has obtained the ICP License. Shaoxing Jiuyu has become one of our consolidated subsidiaries to operate the mobile and PC versions of the new MIR game: MIR M, in which we hold a 51% stake and Zhejiang Huanyu holds a 49% stake. Zhejiang Huanyu committed that the joint venture will have a game revenue of at least RMB900 million (approximately US$126 million) and a profit of RMB300 million (approximately US$42 million) in 2025, and that the game revenue and profit will increase by at least 30% annually in 2026 and 2027. All after-tax profits of that joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In October 2024, Shanghai IT signed a joint venture agreement with ShaoXing TongZe Network Technology Co., Ltd. (“TongZe”), an AI algorithms and big data marketing service provider in China. We hold a 51% stake and TongZe holds a 49% stake in the joint venture. The joint venture has become one of our consolidated subsidiaries to operate AI algorithms and big data marketing business, and is expected to provide marketing solutions to our upcoming MIR M game. Pursuant to the agreement, TongZe committed that it will utilize its AI algorithms and big data to reach more than 100 million relevant pan-MIR tag users and more than 30 million paid MIR users. It also committed to us that this joint venture will have an annual profit of more than RMB100 million (approximately US$14 million) in 2025. All after-tax profits of this joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In November 2024, we entered into a strategic partnership with NIP Group Inc. to develop MIR M into a competitive esports title, by creating a game that embodies the characteristics of MIR M and is suitable for esports adoption. In addition, we will build a highly commercialized tournament ecosystem centered around the game and provide extensive support for its global promotion.

In December 2024, Shanghai IT signed a joint venture agreement with Shenzhen JiTuo Interactive Technology Co., Ltd. (“JiTuo”), an AI algorithms mobile advertising company in China. JiTuo is a game development partner with AppLovin Corporation (Nasdaq: APP) in China. It is also an agency partner for Apple Search Ads in China. We hold a 51% stake and JiTuo holds a 49% stake in the joint venture. The joint venture will become one of our consolidated subsidiaries to operate AI algorithms mobile advertising business, and is expected to provide marketing solutions to our upcoming new games, including MIR M. Pursuant to the agreement, JiTuo committed that it will utilize its advertising AI model and data algorithm system to assist our upcoming new games in optimizing advertising placement materials to enhance the conversion rate and accuracy of advertisements; optimizing the display effect and keywords in the app store to increase the conversion rate of app downloads and acquiring natural traffic. It also committed to us that the joint venture will have an annual profit of more than RMB20 million (approximately US$2.8 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In February 2025, Shanghai IT signed a joint venture agreement with Chengdu Qing Cheng Network Science and Technology Co., Ltd. (“Qing Cheng”), a leading mobile game operation and distribution company focusing on serving gamers in China’s sinking market. We hold a 51% stake and Qing Cheng holds a 49% stake in the joint venture. The joint venture is expected to become our flagship subsidiary to operate and distribute mobile games in China’s sinking market. Qing Cheng committed that it will utilize its monopolistic and unique distribution channel advantages in the sinking markets to operate different mobile games for the joint venture. Qing Cheng will also utilize its strategic game development partners to ensure the joint venture will get a continuous supply of high-quality games suitable to the lower-tier markets. Qing Cheng committed to us that the joint venture will have an annual profit of more than RMB80 million (approximately US$11 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

Technology

We maintain in-house servers to maintain internal technology networks, we utilize third-party cloud solutions to sustain our existing games and web-site operations. Our current technology infrastructure consists of hardware platform and server sites primarily consisting of IBM storage systems, HP, H3C and Cisco network equipment.

Competition

Our competitors include many well-known domestic and international players. We expect that competition in cryptocurrency mining industry will continue to be intense as we compete not only with existing players that have been focused on cryptocurrency mining, but also new entrants that include well-established players in internet industry, and players who were not predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Competition among the top companies engaging in cryptocurrency mining business, such as Marathon Digital Holdings, Inc., Riot Blockchain, Inc. and Bit Digital, Inc., has increased in recent years. All cryptocurrency mining companies compete for sourcing mining machines at reasonable prices and securing stable and cheap energy supply. In addition, cloud mining is gaining popularity outside of Chinese market, which increases the demand for mining machines. The statistical fact that there are more Bitcoin currently stored in electronic wallets than Bitcoin remains to be mined may further exacerbate overall competition in the cryptocurrency industry. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Company and Our Industry—New lines of business or new products and services may subject us to additional risks.” and “Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to recover our market share and profitability as we operate in a highly competitive industry with numerous competitors.”

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

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication, the ownership structure and the business operation models of our Chinese mainland subsidiaries and the variable interest entity comply with all applicable laws, rules and regulations of the Chinese mainland, and no consent, approval or license is required under any of the existing laws and regulations of the Chinese mainland for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current laws, regulations and regulatory rules in the Chinese mainland currently in effect, as of the date of this annual report, we, our Chinese mainland subsidiaries and the consolidated variable interest entity (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, immediately as an offshore listing company, but need to file accordingly if we conduct further offshore offerings, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by the CSRC or the CAC, and (iv) have not been required to apply for, nor have we been denied, any permission or approval from any other PRC government authority. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations of the Chinese mainland. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

Regulations on Internet Content Provision Service, Online Gaming and Internet Publishing

Our provision of online game-related content on our websites is subject to various laws and regulations of the Chinese mainland relating to the telecommunications industry, internet and online gaming, and is regulated by various government authorities, including the MIIT, the Ministry of Culture and the Tourism, the GAPPRFT and the State Administration for Market Regulation. The principal regulations of the Chinese mainland governing the ICP industry as well as the online gaming services in the Chinese mainland include:

●	Telecommunications Regulations (2000), as amended in 2014 and 2016;
●	The Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), as amended in 2008 and 2016 and further amended in 2022;
●	The Administrative Measures for Telecommunications Business Operating License (2017);
●	The Administrative Measures for Internet Information Services (2000), as amended in 2011 and further amended in 2024;
●	The Tentative Measures for Administration of Internet Culture (2003), as amended and reissued in 2011 and further amended in 2017;
●	Administrative Measures on Network Publication (2016);
●	The Catalogue of Industries for Encouraging Foreign Investment (Edition 2022);
●	The Special Administrative Measures on Access of Foreign Investment (Negative List) (Edition 2024); and
●	Provisions on the Ecological Governance of Network Information Contents (2020).

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. This regulation applies to network data handling activities and the supervision and administration of security thereof carried out within the territory of the PRC. This Regulation also applies to the activities outside the territory of the PRC to handle the personal information of natural persons within the territory of the PRC, which conform to the following circumstances prescribed in the second paragraph of Article 3 of the Law of the PRC on the Protection of Personal Information, including: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. Besides, where network data processors carry out network data processing activities that affect or may affect national security, they shall carry out a national security review in accordance with relevant national regulations. This regulation also stipulates network data processors may transmit personal information abroad if it meets any of the certain conditions, such as having passed the security assessment for data cross-border transmission organized by the state cyberspace administration, or having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration, or meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration etcs. Therefore, we may be subject to review when conducting data processing activities and data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable laws of the Chinese mainland on cybersecurity would have a material adverse impact on our business.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59, which became effective on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018 and was partly repealed on December 30, 2019. The major developments under the SAFE Circular 59 were that the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer required the approval of SAFE. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of the SAFE Circular 59. Reinvestment of RMB proceeds by foreign investors in the Chinese mainland no longer required SAFE approval or verification, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer required SAFE approval.

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

On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or the SAFE Circular 13, which took effect on June 1, 2015, and was partly repealed on December 30, 2019. Pursuant to the SAFE Circular 13, the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which came into effect on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

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

According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC: (i) with respect to its initial public offering and listing overseas, it shall file with the CSRC within three business days after submitting the application documents for offering and listing overseas. (ii) with respect to its follow-on offering in the same overseas market, it shall file with the CSRC within three business days after completion of the follow-on offering. (iii) If an issuer, after completion of the offering and listing overseas, make offering and listing in other overseas markets, it shall put on record in accordance with the provisions of the Article(i). According to the Trial Measures, domestic enterprises which have already listed overseas is not required to make such filing immediately. However, we cannot assure you that any new rules or regulations promulgated by CSRC in the future will not require us to obtain any approval or filing.

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

Contractual Arrangements with Shanghai IT

Please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

D.Property, Plants and Equipment

Our headquarters are located on premises comprising over 1,500 square meters in an office building in Shanghai, China. We lease all of our premises from unrelated third-parties. In addition, we have subsidiaries located in the United States and Singapore, China.

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

We pledged 110 Bitcoin and 1.5 million USDT to Binance for the cooperation on Filecoin mining in 2021. In accordance with the agreed Filecoin mining distribution schedule, Binance had gradually released all Bitcoin and USDT pledged from 2021 to 2024. Among the Bitcoin and USDT pledged, 40 Bitcoin and 1.5 million USDT were released in 2021, 32 Bitcoin were released in 2023, and the remaining 38 Bitcoin were released in 2024. Our cooperation with Binance on Filecoin mining has been terminated. See note 10<3> to our consolidated financial statements, which are included elsewhere in this annual report, for further details.

As of the date of this annual report, we pledged 323 Bitcoins for seven loan tranches to secure the repayment of the net loan proceeds of approximately 15 million USDT. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. In addition, 1111 Limited respectively signed two master pledge agreements with Equities First, in 2024 and April 2025, which contain substantially similar material commercial terms and conditions, pursuant to which it assigns to Equities First and transfers all rights, title, ownership, and interest in and to the Bitcoin collateral. 1111 Limited and Equities First agreed that the loan and the pledge are non-recourse, i.e., Equities First shall look only to the Bitcoin collateral for the repayment of the principal loan amounts. Within five days of 1111 Limited’s repayment of the principal loan amounts, Equities First shall reassign all rights, titles, ownership and interest in the Bitcoin back to 1111 Limited. As of the date of this annual report, the transactions of seven tranches had been closed.

Revenue Composition and Sources of Revenue. We began cryptocurrency mining activities in February 2021. In 2022, 2023 and 2024, we generated substantially all of our revenues from cryptocurrency mining, the remaining portion of our revenues from provision of hosting services, consulting services and other services. The following table sets forth our revenues generated from cryptocurrency mining and other revenues, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues:
Cryptocurrency mining revenue	97,857	93.3	168,324	96.7	110,739	15,171	99.1
Other revenues	7,072	6.7	5,721	3.3	975	134	0.9
Total Revenues	104,929	100.0	174,045	100.0	111,714	15,305	100

Cryptocurrency Mining. In 2022, 2023 and 2024, revenues from our cryptocurrency mining business amounted to RMB97.9 million, RMB168.3 million and RMB110.7 million (US$15.2 million), respectively.

All of our cryptocurrency mining revenues were in Bitcoin. Since February 2021, we have generated our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin. The provision of computing power is our sole performance obligation in our agreements with the mining pool operators and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operators) from the Bitcoin mining pool operators based on the daily computing power provided to the mining pool operators. The Contract inception and our enforceable right to compensation begin only when, and last as long as, we provide computing power to the mining pool operators on a daily basis. The contract is terminable at any time either by us or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

Currently, we only participate in a Full-Pay-Per-Share (“FPPS”) mining pool. The FPPS payout model of Bitcoin is based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs, less mining pool fees. We are entitled to compensation once we begin to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight UTC and ending 23:59:59 UTC on the same day of contract inception. We recognize non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The transaction consideration we received, if any, is noncash consideration in the form of Bitcoin. Changes in the fair value of the noncash consideration after contract inception due to the form of consideration (change in the market price of Bitcoin) are not included in the transaction price and, therefore, are not included in revenue.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price per our principal market for Bitcoin at the beginning of the contract period, which is the same day that control of the contracted service is transferred to the mining pool operator. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pool operators.

Other revenues. In 2022, 2023 and 2024, our other revenues mainly included revenues from provision of hosting and consulting services. Our other revenues amounted to RMB7.1 million, RMB5.7 million and RMB1.0 million (US$0.1 million) in 2022, 2023 and 2024, respectively.

Cost of Revenues. In 2022, 2023 and 2024, our cost of revenue primarily consisted of costs associated with running the cryptocurrency mining business, including electricity costs and depreciation on cryptocurrency mining equipment. In addition, our cost of revenues consisted of costs directly attributable to rendering our services, including payrolls, depreciation of equipment and computer equipment and other overhead expenses directly attributable to the services we provide.

Operating Expenses. In 2022, 2023 and 2024, our operating expenses primarily consisted of impairment loss of equipment, product development expenses, sales and marketing expenses, general and administrative expenses, fair value change on cryptocurrencies，the realized gain on exchange cryptocurrencies and impairment of cryptocurrencies.

Product Development Expenses. In 2022, 2023 and 2024, our product development expenses primarily consisted of outsourced research and development, payroll, depreciation charges and other overhead. Our product development expenses amounted to RMB2.4 million, RMB2.0 million and RMB0.9 million (US$0.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consisted of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel. Our sales and marketing expenses amounted to RMB3.5 million, RMB1.7 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

General and Administrative Expenses. In 2022, 2023 and 2024, our general and administrative expenses primarily consisted of non-cash share-based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services, depreciation and amortization expenses and equity transactions. General and administration expenses amounted to RMB360.0 million, RMB196.8 million and RMB157.8 million (US$21.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment of cryptocurrencies. In December 2023, FASB issued an updated accounting standard ASU 2023-08 Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60) for accounting for and disclosure of crypto assets, or ASU 2023-08. Effective January 1, 2023, we adopted early on this updated accounting standard, our crypto assets are measured at fair value. There were no impairment of cryptocurrencies recognized in 2023 as the fair value of our cryptocurrencies exceeded their carrying value. Prior to the adoption of ASU 2023-08, the useful life of cryptocurrency is indefinite, thus it should not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured on any day subsequent to its acquisition and an impairment charge will be recognized. To the extent an impairment loss is recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We recognized impairment of cryptocurrencies of RMB58.6 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment on equipment. We recognized impairment on equipment of RMB176.9 million, RMB161.0 million and RMB6.5 million (US$0.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment on advance and other assets. We recognized impairment on advance and other assets of RMB23.7 million, nil and RMB0.8 million (US$0.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Realized gain on exchange cryptocurrencies. We recognized realized gain on exchange cryptocurrencies of RMB10.9 million, RMB42.8 million and RMB60.8 million (US$8.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Fair value exchange on cryptocurrencies. We recognized realized fair value exchange on cryptocurrencies of nil, RMB40.0 million and RMB48.3 million (US$6.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and was recognized as a result of our adoption of ASU 2023-08, under which cryptocurrencies are recognized at fair value with changes in fair value recognized in net income. The gain recognized in 2023 was attributable to increase in the price of Bitcoin as of December 31, 2023, as compared to December 31, 2022. The gain recognized in 2024 was attributable to increase in the price of Bitcoin.

Loss on disposal of subsidiaries. We recognized loss on disposal of subsidiaries of RMB3.7 million, RMB0.3 million, and RMB11.6 million (US$1.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Changes in fair value on other investments. We recognized gain(loss) on changes in fair value on other investments of RMB (30.0 million), RMB3.5 million, and RMB (7.2 million) (US$1.0 million) for the years ended December 31, 2022, 2023 and 2024 respectively.

Gain on fair value of derivative. We recognized gain on fair value of derivative of RMB 37.3 million, RMB23.2 million, and RMB 45.0 million (US$6.2 million) for the years ended December 31, 2022, 2023 and 2024 respectively.

Gain on Extinguished Liabilities of WoW. No gain on extinguished liabilities of WoW was recognized in 2022. We had a gain on extinguished liabilities of WoW of nil, RMB175.3 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Gain(loss) from discontinued operations, net. We recognized gain (loss) from discontinued operations, net of tax, RMB (286.1 million), RMB156.9 million, and nil for the years ended December 31, 2022, 2023 and 2024 respectively. The gain (loss) from discontinued operations, net of tax, were related to the disposal of NFT Business.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business mainly through our subsidiaries in Hong Kong, U.S., Kazakhstan, among other jurisdictions. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the year ended December 31, 2024.

United States

Our subsidiaries in the United States are registered in Delaware and are subject to U.S. federal corporate income tax at a rate of 21% for the taxable year ended December 31, 2024 and state corporate income tax at a rate of 8.7%. Our subsidiaries incorporated in the U.S. did not have assessable profits that were derived in the U.S. during the year ended December 31, 2024.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the year ended December 31, 2024.

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

In February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties on issues relating to “beneficial owner” in tax treaties, or Circular No. 9, which took effect on April 1, 2018. Circular No. 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities to constitute a “beneficial owner.” When determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in the past twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the other country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes at all or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, pursuant to which non-resident taxpayers which satisfy the criteria to be entitled to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. If the non-resident taxpayer does not apply to the withholding agent for the tax treaty benefits, or such taxpayer does not satisfy the criteria to be entitled to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of tax laws of the Chinese mainland. We cannot assure you that any dividends to be distributed from us or from our subsidiaries to our non-Chinese mainland shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with the Chinese mainland providing a different withholding arrangement will be entitled to the benefits under the withholding arrangement.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Cryptocurrency mining revenue	97,857	93.3	168,324	96.7	110,739	15,171	99.1
Online game services and other revenues	7,072	6.7	5,721	3.3	975	134	0.9
	104,929	100.0	174,045	100.0	111,714	15,305	100.0
Sales taxes	—	—	—	—	—	—	—
Total net revenues	104,929	100.0	174,045	100.0	111,714	15,305	100.0
Cost of cryptocurrency mining	(139,192)	(132.7)	(191,928)	(110.3)	(106,464)	(14,585)	(95.3)
Cost of online game services and other revenues	(13,115)	(12.5)	(21,251)	(12.2)	(6,854)	(939)	(6.1)
Total cost	(152,307)	(145.2)	(213,179)	(122.5)	(113,318)	(15,524)	(101.4)

Gross (loss) profit	(47,378)	(45.2)	(39,134)	(22.5)	(1,604)	(219)	(1.4)

Operating (expenses) income:
Product development	(2,433)	(2.3)	(1,970)	(1.1)	(856)	(117)	(0.8)
Sales and marketing	(3,496)	(3.3)	(1,729)	(1.0)	(246)	(34)	(0.2)
General and administrative	(359,935)	(343.0)	(196,790)	(113.1)	(157,832)	(21,623)	(141.3)
Impairment on advance and other assets	(23,657)	(22.5)	—	—	(794)	(109)	(0.7)
Impairment on cryptocurrency	(58,624)	(55.9)	—	—	—	—	—
Impairment on equipment	(176,874)	(168.6)	(161,002)	(92.5)	(6,505)	(891)	(5.8)
Realized gain on exchange digital assets	10,865	10.4	42,836	24.6	60,783	8,327	54.4
Fair value change on digital assets	—	—	40,036	23.0	48,290	6,616	43.2
Total operating (expenses) income	(614,154)	(585.3)	(278,619)	(160.1)	(57,160)	(7,831)	(51.2)

Other operating income, net	—	—	—	—	—	—	—

(Loss) income from operations	(661,532)	(612.2)	(317,753)	(182.6)	(58,764)	(8,050)	(52.6)
Gain(loss) on disposal of subsidiaries	(3,749)	(3.6)	(282)	(0.2)	(11,606)	(1,590)	(10.4)
Impairment on equity investments	(17,252)	(16.4)	—	—	—	—	—
Changes in fair value on other investments	(29,958)	(28.6)	3,490	2.0	(7,160)	(981)	(6.4)
Interest expense	(23,337)	(22.2)	(31,379)	(18.0)	(34,224)	(4,689)	(30.6)
Gain on FV of Derivative	37,250	35.5	23,171	13.3	45,037	6,170	40.3
Gain on disposal of equity investee and available-for-sale investments	712	0.7	1,666	1.0	(8)	(1)	(0.0)
Foreign exchange loss	(6,293)	(6.0)	(6,816)	(3.9)	(713)	(98)	(0.6)
Gain on extinguished liabilities of WoW	—	—	175,302	(100.7)	—	—	—
Other (expenses) income, net	10,753	10.2	8,324	4.8	(5,082)	(696)	(4.5)
Loss from continuing operations before income tax expense and share of loss in equity method investments	(693,406)	(660.8)	(144,277)	(82.9)	(72,520)	(9,935)	(64.9)
Income tax expense	—	—	—	—	—	—	—
Share of loss in equity method investments	—	—	—	—	(1,122)	(154)	(1.0)
Loss from continuing operations	(693,406)	(660.8)	(144,277)	(82.9)	(73,642)	(10,089)	(65.9)
Loss from discontinued operations, net of tax	(286,086)	(272.6)	(1,956)	(1.1)	—	—	—
Gain on disposal of discontinued operations, net of tax	—	—	158,809	91.2	—	—	—
Net (loss) income	(979,492)	(933.5)	12,576	7.2	(73,642)	(10,089)	(65.9)
Net loss attributable to noncontrolling interest	(4,633)	(4.4)	(7,427)	(4.3)	(218)	(30)	(0.2)
Net (loss) income attributable to The9 Limited	(974,859)	(929.1)	20,003	11.5	(73,424)	(10,059)	(65.7)
Net (loss) income attributable to shareholders of ordinary shares	(974,859)	(929.1)	20,003	11.5	(73,424)	(10,059)	(65.7)
Other comprehensive (loss) income, net of tax:	—	—	—	—
Currency translation adjustments	166	0.2	785	0.5	(148)	(20)	(0.1)
Total comprehensive (loss) income	(979,326)	(933.3)	13,361	7.7	(73,790)	(10,109)	(66.1)

Note:

(1)	Translation from Renminbi amounts into U.S. dollars was made at a rate of RMB7.2993 to US$1.00 for the convenience of the reader only. See “Item 3. Key Information—Selected Financial Information—Exchange Rate Information.”

Year 2024 Compared to Year 2023

Revenues. Our revenues decreased by 35.8%, from RMB174.0 million in 2023 to RMB111.7 million (US$15.3 million) in 2024, primarily because of we suspended the cryptocurrency mining business in USA and Kazakhstan since June 2024.

Cost of Revenue. Cost of revenue decreased by 46.8% from RMB213.2 million in 2023 to RMB113.3 million (US$15.5 million) in 2024, primarily due to the relevant cryptocurrency mining has decreased and the decreased depreciation of mining machines.

Product Development Expenses. Product development expenses decreased by 56.5% from RMB2.0 million in 2023 to RMB0.9 million (US$0.1 million) in 2024. The decrease was primarily due to the reduction of personnel in the research and development department.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 85.8% from RMB1.7 million in 2023 to RMB0.2 million (US$0.03 million) in 2024. The decrease in sales and marketing expenses was primarily due to the decrease of marketing expense on online games.

General and Administrative Expenses. General and administrative expenses decreased by 19.8% from RMB196.8 million in 2023 to RMB157.8 million (US$21.6 million) in 2024. The decrease was primarily due to the reduction in the transportation costs of the mining machines.

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

Impairment on Equipment. Our impairment on equipment decreased from RMB161.0 million in 2023 to RMB6.5 million (US$0.9 million) in 2024, primarily because of the fluctuations of market price of computer equipment.

Impairment on Advance and Other Assets. We recorded impairment on advance and other assets of RMB0.8 million (US$0.1 million) in 2024. No impairment on advance and other assets was recognized in 2023. The difference was primarily due to the impairment of deposit paid to Montcompute Limited.

Realized Gain on Exchange Digital Assets. Our realized gain on exchange digital assets increased from RMB42.8 million in 2023 to RMB60.8 million (US$8.3 million) in 2024, primarily because of the rise in the prices of cryptocurrencies.

Fair value Change on Digital Assets. We recorded fair value change on digital assets of RMB40.0 million and RMB48.3 million (US$6.6 million) in 2023 and 2024. The difference was primarily due to the increase in the price of the cryptocurrencies.

Impairment on Equity Investments. No impairment on equity investments was recognized in 2023 and 2024.

Changes in fair value on other investments. We recognized positive changes in fair value on other investment amounted to RMB3.5 million (US$0.5 million) in 2023, primarily due to the gain on our investment in SMI, partially offset by the loss on our investments in FF Intelligent and Nano Labs. We recognized negative changes in fair value on other investment amounted to RMB7.2 million (US$1.0 million) in 2024, primarily due to the investment loss in SMI.

Gain (Loss) on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB0.3 million in 2023. We had a loss on disposal of subsidiaries of RMB11.6 million (US$1.6 million) in 2024. The difference was primarily due to loss on disposal of MONTCOMPUTE LTD in 2024.

Interest Expenses. We recorded interest expenses amounting to RMB31.4 million in 2023, mainly resulting from increase in non-cash amortization of debt discount and interest expense relating to the convertible notes. We recorded interest expenses amounting to RMB34.2 million (US$4.7 million) in 2024, mainly resulting from non-cash amortization of debt discount and interest expense relating to convertible notes and BTC Mortgage loan.

Gain from Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB23.2 million in 2023, mainly related to the convertible notes we issued in March 2021 and November 2023. We had a gain from change in fair value of conversion feature derivative liability of RMB45.0 million (US$6.2 million) in 2024, mainly related to the convertible notes we issued in March 2021 and November 2023.

Gain on Disposal of Equity Investee and Available For-Sale Investments. We had gain on disposal of equity investee and available for-sale investments of RMB1.7 million in 2023 and loss on equity investee and available for-sales of RMB0.008 million (US$0.001 million) in 2024. The decrease was primarily due to sales of Nano Labs, Ltd. shares.

Gain on Extinguished Liabilities of WoW. We had a gain on extinguished liabilities of WoW of RMB175.3 million and nil in 2023 and 2024, respectively. The difference was primarily due to our derecognized refund liabilities relating to WoW games and recognized a gain on extinguished liabilities of WoW in 2023.

Foreign Exchange Loss. We recorded foreign exchange loss of RMB6.8 million in 2023 and RMB0.7 million (US$0.1 million) in 2024.

Other (Expenses) Income, Net. We recorded other income amounting to RMB8.3 million in 2023, mainly relating to the other income from collection of accounts receivables of 51 miners in 2023, which was recorded as impaired in 2023. We recorded other expense amounting to RMB5.1 million (US$0.7 million) in 2024, mainly relating to disposal of subsidiaries and loss on write off of fixed assets in 2024.

Loss from Discontinued Operations, Net of Tax. We had loss from discontinued operations of RMB2.0 million in 2023 and nil in 2024. The difference was primarily due to the loss in NFT business in 2023.

Gain on disposal of discontinued operations. We had a gain on disposal of discontinued operations of RMB158.8 million and nil in 2023 and 2024, which was primarily due to the gain on disposal of NFT business in 2023.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB73.4 million (US$10.1 million) in 2024, as compared with gain loss attributable to holders of ordinary shares of RMB20.0 million in 2023.

Year 2023 Compared to Year 2022

Revenues. Our revenues increased by 65.7%, from RMB108.1 million in 2022 to RMB179.0 million in 2023, primarily because of the increase in cryptocurrency mining activities and the rise in the price of Bitcoin.

Cost of Revenue. Cost of revenue increased by 36.4% from RMB155.3 million in 2022 to RMB211.9 million in 2023, primarily due to the increase in electric charge and service fee in cryptocurrency mining.

Product Development Expenses. Product development expenses decreased by 19.0% from RMB2.4 million in 2022 to RMB2.0 million in 2023. The decrease was primarily due to the business justification of the online game MetaGoal and therefore no longer incurred development expenses on MetaGoal.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 50.5% from RMB3.5 million in 2022 to RMB1.7 million in 2023. The decrease in sales and marketing expenses was primarily due to the decrease of marketing expenses on online games.

General and Administrative Expenses. General and administrative expenses decreased by 43.6% from RMB360.0 million in 2022 to RMB203.1 million in 2023. The decrease was primarily due to the decrease in share-based compensation to senior management.

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

Impairment on Equipment. Our impairment on equipment decreased from RMB176.9 million in 2022 to RMB161.0 million in 2023, primarily because of the fluctuations of market price of computer equipment.

Impairment on Advance and Other Assets. We recorded impairment on advance and other assets of RMB23.7 million in 2022. No impairment on advance and other assets was recognized in 2023. The difference was primarily due to the impairment of deposit paid to our partners who operate data centers before we deploy our machines for our cryptocurrency mining business.

Realized Gain on Exchange Digital Assets. Our realized gain on exchange digital assets increased from RMB10.9 million in 2022 to RMB42.8 million in 2023, primarily because of the rise in the prices of cryptocurrencies.

Fair value Change on Digital Assets. No fair value change on digital assets was recognized in 2022. We recorded fair value change on digital assets of RMB40.0 million in 2023. The difference was primarily due to the early adoption of ASU 2023-08, effective January 1, 2023.

Impairment on Equity Investments. We recorded impairment on equity investments of RMB17.3 million in 2022. No impairment on equity investments was recognized in 2023. The difference was primarily due to impairment loss on Skychain Technologies Inc. recognized in 2022.

Changes in fair value on other investments. We recognized negative changes in fair value on other investments amounted to RMB30.0 million in 2022, primarily due to the impairment of investments in FF Intelligent and SMI. We recognized positive changes in fair value on other investments amounted to RMB3.5 million in 2023, primarily due to the gain on our investment in SMI, partially offset by the loss on our investments in FF Intelligent and Nano Labs.

Gain (Loss) on Disposal of Subsidiaries. We had a loss on disposal of subsidiaries of RMB3.7 million in 2022. We had a gain on disposal of subsidiaries of RMB0.3 million in 2023. The difference was primarily due to loss on disposal of NSWAP Singapore Pte. Ltd. in 2023.

Interest Expenses. We recorded interest expenses amounting to RMB23.3 million in 2022, mainly resulting from non-cash amortization of debt discount and interest expense relating to the convertible notes. We recorded interest expenses amounting to RMB31.4 million in 2023, mainly resulting from increase in non-cash amortization of debt discount and interest expense relating to the convertible notes.

Gain from Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB37.2 million in 2022, mainly related to the convertible notes we issued in March 2021 and August 2022. We had a gain from change in fair value of conversion feature derivative liability of RMB23.2 million in 2023, mainly related to the convertible notes we issued in March 2021 and November 2023.

Gain on Disposal of Equity Investee and Available For-Sale Investments. We had gain on disposal of equity investee and available for-sale investments of RMB0.7 million in 2022 and RMB1.7 million in 2023. The increase was primarily due to sales of investment on SMI.

Gain on Extinguished Liabilities of WoW. No gain on extinguished liabilities of WoW was recognized in 2022. We had a gain on extinguished liabilities of WoW of RMB175.3 million in 2023. The difference was primarily due to our derecognized refund liabilities relating to WoW games and recognized a gain on extinguished liabilities of WoW in 2023.

Foreign Exchange Loss. we recorded foreign exchange loss of RMB6.3 million in 2022 and RMB6.8 million in 2023.

Other (Expenses) Income, Net. We recorded other income amounting to RMB10.8 million in 2022, mainly relating to the Group recorded about RMB54.7 million settlement payment to Splendid Days and a third-party in 2021. We recorded other income amounting to RMB8.3 million in 2023, mainly relating to the other income from collection of accounts receivables of 51 miners in 2023, which was recorded as impaired in 2022.

Loss from Discontinued Operations, Net of Tax. We had loss from discontinued operations of RMB286.1 million in 2022 and RMB2.0 million in 2023. The difference was primarily due to the loss from operations of the NFT business, which had been reclassified and presented as discontinued operations for all periods presented in this annual report.

Gain on disposal of discontinued operations. We had a gain on disposal of discontinued operations of RMB158.8 million in 2023, which was primarily due to the gain on disposal of NFT business.

Net (Loss) Income Attributable to Shareholders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our shareholders of ordinary shares of RMB20.0 million in 2023, as compared with net income attributable to holders of ordinary shares of RMB974.9 million in 2022.

B.Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in Hong Kong, U.S., and Kazakhstan. Currently, the majority of our revenues are derived from our Hong Kong subsidiaries. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong. We do not foresee any foreign currency or dividend distribution control in Hong Kong.

In the past three years, we have gradually and significantly reduced our business operation through the variable interest entity in the Chinese mainland. In terms of our business operations in the Chinese mainland, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our Chinese mainland subsidiaries, which in turn are derived principally from earnings generated by the variable interest entity. Specifically, Shanghai Hui Ling, one of our Chinese mainland subsidiaries, obtains funds from the entities in the Chinese mainland in the form of payments under the exclusive technical service agreements, pursuant to which Shanghai Hui Ling is entitled to determine the amount of payment.

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

Current regulations of the Chinese mainland restrict the variable interest entity and subsidiaries from paying dividends in the following two principal aspects: (i) the variable interest entity and Chinese mainland subsidiaries are only permitted to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations; and (ii) these entities are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50% of registered capital, and a portion of their respective after-tax profits to their staff welfare and bonus reserve funds as determined by their respective boards of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our Chinese mainland subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries. As of December 31, 2024, such restricted portion was RMB137.2 million (US$18.8 million). We have not directed our Chinese mainland subsidiaries or the variable interest entity to distribute any dividends to-date.

In 2022, 2023 and 2024, our Cayman Islands holding company transferred cash in the total amount of RMB10.3 million, RMB56.4 million and RMB33.4 million (US$4.1 million) to our subsidiaries, respectively, and transferred cash, through our offshore intermediate holding entities, in the total amount of nil, nil and nil to the variable interest entity and its subsidiaries, respectively, and received cash in the total amount of nil, RMB49.7 million and RMB28.4 million (US$3.9 million) from our subsidiaries, respectively.

In 2022, 2023 and 2024, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB5.1 million, RMB0.5 million and RMB4.4 million (US$0.6 million) to our subsidiaries, respectively, and received cash from in the total amount of RMB17.0 million, RMB10.0 million and RMB45.5 million (US$6.2 million) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received RMB3.7 million, nil and nil of service income from our subsidiaries in 2022, 2023 and 2024, respectively.

In 2022, 2023 and 2024, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly owned Chinese mainland subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly owned Chinese mainland subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2022, 2023 and 2024, our wholly owned Chinese mainland subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

For details of the financial position, cash flows, and results of operations of the consolidated variable interest entity, see “Item 3. Key Information—Financial Information Related to the Consolidated Variable Interest Entity” and pages F-26 to F-29 of this annual report on Form 20-F.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2022, 2023 and 2024, we had RMB58.1 million, RMB45.2 million and RMB10.9 million (US$1.5 million), respectively, in cash and cash equivalents. The decrease in cash and cash equivalents from 2023 to 2024 was primarily due to continued cash outflow in connection with operating activities and administrative expenses. The decrease in cash and cash equivalents from 2022 to 2023 was primarily due to continued cash outflow in connection with operating activities and administrative expenses.

We had an accumulated deficit of approximately RMB4,430.2 million (US$606.9 million) as of December 31, 2024. Our total current assets exceeded total current liabilities as of the same date. We generated negative cash flow from operating in 2024. However, we believe our current cash and cash equivalents and positive working capital position as of December 31, 2024, and as of the filing date of this annual report are sufficient to meet our current obligation payments for the next twelve months plus a day from the filing date of this annual report.

To meet our working capital needs, we are also considering multiple alternatives, including, but not limited to, additional equity and debt financing, as described below. We may incur losses, negative cash flows from operating activities and negative working capital position in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may incur losses, negative cash flows from operating activities and negative working capital position in the future.”

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

In February 2021, we entered into a standby equity distribution agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, pursuant to which we would be able to sell up to US$100.0 million of our ADSs, each ADS representing thirty Class A ordinary shares then, solely at our request at any time during the 36 months following the date of the standby equity distribution agreement. Yorkville Advisor Global, LP agreed that, during the term of the standby equity distribution agreement, neither Yorkville Advisor Global, LP nor its affiliates would engage in any short sales or hedging transactions with respect to our Class A ordinary shares or ADSs. On August 27, 2021, we and Yorkville Advisor Global, LP agreed to terminate the standby equity distribution agreement and entered into a new standby equity distribution agreement. We did not issue any securities pursuant to the original standby equity distribution agreement. Pursuant to the new standby equity distribution agreement, we would be able to sell up to US$100.0 million of its ADSs solely at our request at any time during the 36 months following the date of the new standby equity distribution agreement. In November 2021, we offered 968,718 ADSs, representing 29,061,540 Class A ordinary shares, par value of $0.01 per share. On November 17, 2021, we sent the first advance notice to the purchaser for an aggregate amount of $10 million. The aggregate purchase price of the ADSs was $9,600,000 and the purchase price per ADS was $9.91. As of the date of this annual report agreement has expired.

In March 2021, we issued and sold a one-year convertible note in a principal amount of US$20,000,000 to Streeterville for an aggregate consideration of US$20,000,000. In addition, we were obligated to issue certain number of ADSs to Streeterville as transaction cost. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$3,360,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs. In January 2023, we and Streeterville entered into an amendment to the promissory note to extend the maturity of the convertible note to March 17, 2024, and the extension fee is 4% of the outstanding balance of the note. As of the date of this annual report, the convertible note has been fully repaid. From July 2023 to November 2024, we issued 209,184,960 Class A ordinary shares in aggregate to Streeterville for repayment of the convertible note.

On March 31, 2021, we entered into an underwriting agreement with Maxim Group LLC, as the representative of several underwriters. In April 2021, we completed an offering of 3,765,100 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 2,823,825 ADSs, at a public offering price of US$33.20 per ADS and accompanying 0.75 of a warrant. The warrants offered in this offering has a term of three years and are exercisable by the holder at US$36.00 per ADS at any time after the date of issuance. The underwriter exercised its over-allotment option that we granted to it and we further issued and sold 564,760 ADSs, each representing thirty Class A ordinary shares, and warrants to purchase 423,574 ADSs to cover over-allotments. The aggregate net proceeds from this offering was approximately US$135.1 million, after deducting underwriting discounts and commissions and offering expenses. As of the date of this annual report, the remaining warrants had expired.

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

In November 2023, we closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which we sold and issued (i) 150,000,000 Class A ordinary shares (equivalent to 500,000 ADSs) at a price of US$12 per ADS, (ii) two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of US$15 per ADS, and (iii) warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants would expire in three years from the date of issuance unless parties agree in writing to extend the term for an additional one year. These securities were subject to a six-month lock up period. We raised a total of US$12 million as the aggregate consideration for the securities.

In May 2024, we agreed and signed a private placement agreement with Fine Vision Fund, established by Finewill Capital, an internationally renowned investment institution, pursuant to which Fine Vision Fund would invest US$3.5 million to us, with upfront investment of US$2.5 million and second installment of US$1.0 million based on a pre-agreed condition. We would issue Class A ordinary shares to Fine Vision Fund. The value of each share for the upfront investment equals to 15.6% premium on the average closing price over the thirty consecutive trading days prior to the signing of the agreement. The value of each share for the second installment equals to 25% premium on the average closing price over the thirty consecutive trading days prior to the fulfillment of the pre-agreed condition. These shares to be issued are subject to the statutory lock-up period.

In February 2025, we issued and sold a one-year convertible note in a principal amount of US$3,300,000 to Streeterville for an aggregate consideration of US$2,995,000. The note carries an original issue discount of $300,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$500,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs.

In March 2025, we signed a share purchase agreement with Elune Capital Limited, or Elune Capital, a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to Elune Capital (i) 47,169,600 Class A ordinary shares (equivalent to 157,232 ADSs) for a total consideration price of US$2 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with WEVISION PTE. LTD., or WEVISION, a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued to WEVISION (i) 23,584,800 Class A ordinary shares (equivalent to 78,616 ADSs) for a total consideration price of US$1 million, at the price of US$12.72 per ADS, and (ii) warrants to purchase 70,754,400 Class A ordinary shares (equivalent to 235,848 ADSs) at an exercise price of US$12.72 per ADS. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after WEVISION or its business partner signs a strategic cooperation agreement with us, and the other half of the warrants can be exercised after our GameFi platform is launched. We expect that the closing will take place within sixty days after the execution of the share purchase agreement. As of the date of this annual report, this transaction has not been closed.

In March 2025, we signed a share purchase agreement with Bripheno Pte. Ltd., Bripheno, pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares (equivalent to 390,000 ADSs) for a total consideration price of US$4,960,800, at the price of US$12.72 per ADS, and (ii) warrants to purchase 90,000,000 Class A Shares (equivalent to 300,000 ADSs) at an exercise price of US$60 per ADS. The warrants have an exercise period of two years. As of the date of this annual report, this transaction has been closed.

We may continue to carry out similar equity financing in the future.

Our management believes that we may continue as a going concern and our current funds and working capital in addition to our ability to raise funds will meet the obligations for the next 12 months plus a day. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price.”

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(154,037)	(46,320)	(44,197)	(6,057)
Net cash provided by (used in) investing activities	(249,636)	4,470	(57,018)	(7,811)
Net cash provided by financing activities	33,065	32,465	69,768	9,560
Effect of foreign exchange rate changes on cash and cash equivalents	251	(3,457)	(2,864)	(392)
Net change in cash and cash equivalents	(370,357)	(12,842)	(34,311)	(4,700)
Cash and cash equivalents at the beginning of year	428,421	58,064	45,222	6,195
Cash and cash equivalents at the end of year	58,064	45,222	10,911	1,495

Operating Activities

Net cash used in operating activities was RMB44.2 million (US$6.1 million) in 2024, compared to RMB46.3 million in 2023 and RMB154.0 million in 2022. The decrease in net cash used in operating activities in 2024 was mainly due to cash used in operating activities related to cryptocurrency mining. The decrease in net cash used in operating activities in 2023 was mainly due to the fact that we ceased the operations of the NFT business and its related blockchain-based online game in January 2023.

The net cash used in operating activities in 2024 reflected a net loss of RMB73.6 million (US$10.1 million), primarily due to (i) cryptocurrency mining revenue of RMB110.7 million, (ii) Realized gain on exchange cryptocurrency of RMB 60.8 million, (iii) Change in fair value of cryptocurrency of RMB 48.3 million, partially offset by (i) Payment for operating activities of RMB104.2 million, (ii) Sale of cryptocurrencies for cash of RMB109.0 million, (iii) share-based compensation expense of RMB44.7 million, (vi) Depreciation and amortization of property, equipment and software of RMB 61.5 million, (v) Amortization of discount and interest on convertible notes of RMB 30.3 million.

The net cash used in operating activities in 2023 reflected a net income of RMB12.6 million, primarily due to (i) cryptocurrency mining revenue of RMB168.3 million, (ii) gain on extinguished liabilities of WoW of RMB175.3 million, and (iii) gain on disposal of discontinued operations of RMB158.8 million, partially offset by (i) impairment loss of equipment and intangible assets of RMB161.0 million, (ii) decrease of cryptocurrencies for payment for operating activities and sale of cryptocurrencies for cash of RMB223.7 million, (iii) Depreciation and amortization of property, equipment and software of RMB86.9, and (iv) share-based compensation expense of RMB70.8 million.

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

Investing Activities

Net cash used in investing activities was RMB57.0 million (US$7.8 million) in 2024, which primarily included (i) Purchase of other investment of RMB28.4 million, and (ii) Purchase of equity investment of RMB10.6 million.

Net cash provided by investing activities was RMB4.7 million in 2023, which primarily included (i) proceeds from disposal of other investment of RMB5.2 million, and (ii) refund received from other investment of RMB1.5 million, partially offset by purchase of property, equipment and software of RMB2.1 million.

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

Financing Activities

Net cash provided by financing activities in 2024 was RMB69.8 million (US$9.6 million), primarily attributable to (i) proceeds from BTC Mortgage loan of RMB87.3 million, (ii) proceeds from equity financing of RMB17.8 million, (iii) Contribution from shareholder 1.1 million, partially offset by (i) repayment of loans from a related party of RMB2.8 million.

Net cash provided by financing activities in 2023 was RMB32.2 million, primarily attributable to the proceeds from issuance of convertible note of RMB85.3 million, partially offset by (i) repayments of convertible notes of RMB42.9 million, and (ii) repayment of loans from a related party of RMB9.5 million.

Net cash provided by financing activities in 2022 was RMB33.0 million, primarily attributable to the proceeds from issuance of convertible note of RMB33.7 million, partially offset by repayment of loans from a related party of RMB2.6 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include our purchase of mining machines, convertible notes payable and operating lease obligations.

We incurred capital expenditures of RMB248.8 million, RMB2.1 million and nil in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, the capital expenditures principally consisted of purchases of cryptocurrency mining machines. We may continue to purchase cryptocurrency mining machines depending on the market situation.

Our convertible notes payable includes the one-year convertible notes in a principal amount of US$20 million issued to Streeterville Capital, LLC and the two-year convertible notes in a principal amount of US$6 million issued to Bripheno Pte. Ltd. If Streeterville Capital, LLC and Bripheno Pte. Ltd. convert the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced. As of December 31, 2024, we have RMB43.1 million (US$5.9 million) of convertible debt-current.

Our operating lease obligations includes the lease of office space, parking lots and warehouse. As of December 31, 2024, we have RMB2.8 million (US$0.4 million) of current portion of operating lease liabilities and RMB1.6 million (US$0.2 million) of non-current portion of operating lease liabilities.

C.Research and Development, Patents and Licenses, etc.

Our research and development efforts are primarily focused on development of online game related products. Our product development expenses were RMB2.4 million, RMB2.0 million and RMB0.9 million (US$0.1 million) in 2022, 2023 and 2024, respectively.

D.Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period beginning on January 1, 2025 and ending on the date of this annual report that are reasonably likely to have a material adverse effect on our net sales or revenues, results of operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. The most significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, assessment of impairment of property, equipment and software, and other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaries, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

Cryptocurrency Mining Revenue

Our cryptocurrency mining revenues are in Bitcoin. We generate our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin. The provision of computing power is our sole performance obligation in our agreements with the mining pool operators and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the Bitcoin mining pool operators based on the daily computing power provided to the mining pool operators. The contract inception and our enforceable right to compensation begins only when, and lasts as long as, we provide computing power to the mining pool operator on a daily basis. The contract is terminable at any time either by the Company or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

Currently, the Group only participates in a Full-Pay-Per-Share (“FPPS”) mining pool. The FPPS payout model of Bitcoin is based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs, less mining pool fees. The Group is entitled to compensation once it begins to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight UTC and ending 23:59:59 UTC on a daily basis, which is the same day as the contract inception. The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The transaction consideration we received, if any, is noncash consideration in the form of Bitcoin. Changes in the fair value of the noncash consideration after contract inception due to the form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and, therefore, are not included in revenue.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price per our principal market for Bitcoin at the beginning of the contract period, which is the same day that control of the contracted service is transferred to the mining pool operator. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pool operator.

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

The determination on whether to record the revenue gross or net is based on an assessment of various factors, including, but not limited to, whether we (i) are the primary obligor in the arrangement; (ii) have general inventory risk; (iii) change the product or perform part of the services; (iv) have latitude in establishing the selling price; and (v) have involvement in the determination of product or service specifications. The assessment is performed for all of the licensed online games.

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

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoin to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoin to the miners. We cooperate with a third-party company where we contribute mining machines and the third party contributes Filecoin for pledging to the Filcoin main network. Under this mining cooperation, the Filecoin mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore, in the early stage of the 540 days mining process, we did not own any Filecoin. Since it is not probable that a significant reversal of cumulative income will not occur, we do not recognize any Filecoin mining income before we start to own the Filecoin being mined. We started to own the Filecoin being mined from January 1, 2022. We rely on a Filecoin mining company to manage the Filecoin mining instead of managing by itself as the Bitcoin mining operation. We cannot control the timing and quantity if any of Filecoin to receive and earn. Accordingly, we only record Filecoin income as investment income when we actually receive the Filecoin in its cryptocurrency wallet. The Filecoin income is included in other income line item in the accompanying consolidated statements of operations and comprehensive income (loss) in the amount of RMB0.8 million, RMB1.5 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

Fair Value of Cryptocurrencies

Effective January 1, 2023, we have elected to early adopt ASU 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in change in fair value of cryptocurrencies and in operating income (loss) on the consolidated statements of operations and comprehensive income (loss), as of and for the year ended December 31, 2023 and 2024. We track the cost basis of cryptocurrencies in accordance with the first-in-first-out method of accounting. See note <10> to our consolidated financial statements, which are included in this annual report, for further information regarding the impact of the adoption of ASU 2023-08 on us.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense. As of December 31, 2022, 2023 and 2024, we did not have any material liability for uncertain tax positions. Our policy is to recognize, if any, tax-related interest as interest expenses and penalties as income tax expenses. For the year ended December 31, 2022, 2023 and 2024, we did not have any material interest and penalties associated with tax positions.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrency assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrency assets and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including, but not limited to, additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrency assets, which could materially and adversely affect the businesses and financial performances of our cryptocurrency mining business, and in turn could have a material adverse effect on our business and results of operations.

We may be subject to various tax obligations associated with mining in countries where we have hosting agreements for our machines in the future, including the so-called tax on mining in Kazakhstan, effectively a surcharge on the electricity price per kW/h.

Share-Based Compensation

We have granted share-based compensation awards to certain employees, directors and consultants under several equity plans. We measure the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. We recognize share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, we use graded vesting over the longer of the derived service period or when the performance condition is considered probable. We determine the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded by our private subsidiaries, the fair value of shares is estimated based on the equity value of the subsidiary. We evaluate the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated (as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting, or ASU 2018-07, to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

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

We recognize compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a two-to-three-year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

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

In September 2023, our board of directors and board committees authorized and approved the issuance of an aggregate number of 214,650,000 Class A ordinary shares of our Company (equivalent to 715,500 ADSs) as the share incentive awards granted to our directors, officers and employees pursuant to the Option Plan. The 205,200,000 Class A ordinary shares issued in the form of the restricted shares to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued in the form of the restricted share units to our independent directors as part of their compensation for their services as our independent directors for the next three years.

In March 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 450,000,000 Class A ordinary shares (equivalent to 1,500,000 ADSs) pursuant to the Option Plan. 450,000,000 Class A ordinary shares were issued in the form of restricted shares to our directors, officers and employees. All such Class A ordinary shares are subject to a three-year vesting schedule and lock-up restrictions i.e. 1/36 portion of the respective shares shall vest on the last day of each calendar month following the date of the grant.

In June, October and December 2024, and February 2025, respectively, our board of directors and board committees authorized and approved the issuance of an aggregate number of 81,126,600 Class A ordinary shares (equivalent to 270,422 ADSs) pursuant to the Option Plan to various consultants as compensation for their services in connection with the development of online business. In addition, we have issued an aggregate number of 34,128,300 Class A ordinary shares which are subject to the statutory lock-up conditions, to the various consultants as compensation for their services in connection with the development of online business.

Share-based compensation expenses of RMB202.3 million, RMB70.8 million and RMB44.7 million (US$6.1 million) were recognized for the year ended December 31, 2022, 2023 and 2024, respectively, for options and restricted shares granted to our company’s and its subsidiaries’ employees and directors.

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. We determine the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. We provided an allowance for doubtful accounts of RMB20.8 million, RMB17.8 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively. We wrote off an amount of RMB3.8 million, RMB 0.1 million and RMB 0.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment of long-lived assets

We evaluate its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. We assess the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess. Impairment charges relating to equipment amounting to RMB176.9 million, RMB161.0 million and RMB6.5 million (US$0.9 million) were recognized in 2022, 2023 and 2024, respectively.

Consolidation of Variable Interest Entity, or VIE

Historically majority of our revenues was derived from online game operation in the Chinese mainland. Laws and regulations of the Chinese mainland, including the GAPP Circular and the Administrative Measures on Network Publication prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Administrative Measures on Network Publication. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of Chinese mainland entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIE to us as collateral for all of their payments due to the wholly owned foreign enterprise, or WFOE, and to secure performance of all obligations of the VIE and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIE granted WFOE or any third parties designated by the WFOE an irrevocable power of attorney to act on all matters pertaining to the VIE. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the laws and regulations of the Chinese mainland. We also believe that the minimum amount of consideration permitted by the applicable laws of the Chinese mainland to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIE is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIE economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining. We expect going forward that a majority of our revenues will be sourced outside of the Chinese mainland, and the revenues to be recorded in the variable interest entity will be minimal.

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

Upon the loss of the WoW license, we concluded the nature of the obligation substantively changed from deferred revenue, for which we had the responsibility to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. We have accounted for this refund liability by applying the derecognition guidance specified in ASC 405-20. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, shall be recorded as other operating income after we is legally released from the obligation to refund amounts under the applicable laws. In 2012, after consultation with its legal counsel, we concluded the legal liability relating to the inactivated WoW game point cards was extinguished in September 2011 on the basis that the legal liability lapsed two years from the date we publicly announced the refund policy that applied to these cards. Accordingly, the associated liability amounting to RMB26 million was recognized as other operating income for the year ended December 31, 2011.

The remaining refund liability relating to the activated but unconsumed WoW game points amounted to nil, the remaining advance from customer about WoW amounted to nil. Albeit the fact that there has been no claim of refund for more than 10 years, we previously took a conservative approach and decided that we would not be released from this liability until 2029 unless we publicly announce a refund policy. In 2023, the successor of the WoW game license in China also ceased the operation of WoW in China. To our knowledge, there has been no noticeable public complaint relating to refund. We then reconsidered whether it is still reasonable to keep the refund liability on the balance sheet. We believe that the likelihood as to certain gamer comes to us to claim unconsumed WoW game points is remote, primarily because (i) back to the years when we operated WoW, the majority of our sale of WoW game points was through physical game cards as the electronic payment system in China was not well-developed like these days; it is unlikely that gamers still keep any physical WoW game cards, (ii) there has not been any occurrence of refund claim in more than 10 years since we ceased the operation of WoW game, and due to the inactivity, we already disposed the computer servers that were used to store the operating data of the WoW game for cost considerations, and (iii) when the successor of the WoW game license in China took over the WoW game, it allowed the gamers to keep their unconsumed WoW game points and transited to its domain, which also makes it unlikely for gamers to claim refunds from us after all these years.

We engaged an external legal counsel to look into this matter, analyzed different scenarios regarding such potential claims from different parties against us. Based on their legal opinion, for all who may have the right to claim the refund from us, the statute of limitations applicable to their claims have expired, there are no other statutory circumstances of suspension or interruption of the statute of limitations. Therefore, there is no need to apply the protection of the maximum statute of limitations of 20 years, and these potential plaintiffs had lost the right to win the lawsuit. The external legal counsel further concluded that these potential plaintiffs had been unable to realize their claims through legal means and that the debt between these subjects and we had been extinguished from the legal point of view. Therefore, under ASC 405, we derecognized such liability and recognized the gain on extinguished liabilities of WoW of RMB175.3 million (US$24.7 million) as of and for the year ended December 31, 2023.

Convertible Notes and Beneficial Conversion Feature

We have issued convertible notes and warrants in November 2023. We have evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on our evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion pursuant to the terms of the convertible note agreement is below market value. In these instances, the value of the beneficial conversion feature is determined as the intrinsic value of the conversion feature, which is recorded as deduction to the carrying amount of the notes and credited to additional paid-in-capital. For convertible notes issued with detachable warrants, a portion of the note’s proceeds is allocated to the warrant based on the fair value of the warrants as of the date of issuance. The allocated fair values for the warrants and beneficial conversion feature are both recorded in the financial statements as debt discounts from the face amount of the notes, which are then accreted to interest expense over the life of the related debt using the effective interest method.

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

Ordinary shares contingently redeemable

Ordinary shares contingently redeemable are the restricted shares issued by us with repurchase clauses. Our consideration shares issued are redeemable and are presented as a temporary equity in the mezzanine section of the balance sheet.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhu	58	Director, Chairman of the Board and Chief Executive Officer
Davin A. Mackenzie(1) (2)	64	Independent Director
Kwok Keung Chau(1) (2)	48	Independent Director
Ka Keung Yeung(1) (2)	66	Independent Director
George Lai (Lai Kwok Ho)	48	Director and Chief Finance Officer
Gary Gao (Gao Yan)	42	Chief Operating Officer

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Kwok Keung Chau has served as our independent director since October 2015. Currently, he serves as chief financial officer of Laekna, Inc. (a company listed on the Stock Exchange with stock code: 2105.HK) since January 2024 and is responsible for overall financial planning and management, coordination of investors relations and corporate governance related works. Prior to joining Laekna, Inc., Mr. Chau served as an executive director and the chief financial officer of BetterLife Holding Limited (SEHK: 06909) from September 2020 to January 2024 and Comtec Solar Systems Group Limited (SEHK: 00712) from November 2007 to January 2020. Mr. Chau also acted as a member of supervisory board of RIB Software AG (symbol: RIB), a software company in Germany, which was listed on the Frankfurt Stock Exchange, from May 2010 to June 201 3. He was also appointed as (i) an independent non-executive director and the chairman of the audit committee of Qingdao Port International Co., Ltd (SEHK: 06198; SSE: 601298) from May 2014 to May 2019; (ii) an independent non-executive director and the chairman of the audit committee of China Xinhua Education Group Ltd (SEHK: 02779) from October 2017 to November 2022; (ii) an independent non-executive director of China Tobacco International (HK) Company Limited (SEHK: 06055) from December 2018 to May 2024; (iv) an independent non-executive director of Bank of Zhangjiakou Co, Ltd (張家口銀行股份有限公司) since April 2020; (v) an independent non-executive director and the chairman of the audit committee of Suzhou Basecare Medical Corporation Limited (SEHK: 02170) from October 2021 to June 2023; (vi) an independent non-executive director and the chairman of the audit committee of China Infrastructure and Logistics Group Limited (SEHK: 01719) since May 2022; and (vii) an independent non-executive director and the chairman of the audit committee of Laekna, Inc. (SEHK: 02105) from June 2023 to January 2024. Mr. Chau has been a member of the Association of Chartered Certified Accountants (ACCA) since June 2002, a Chartered Financial Analyst of CFA Institute since September 2003 and a member of Hong Kong Institute of Certified Public Accountants (HKICPA) since July 2005. Mr. Chau has been a fellow member of the Institute of Public Accountants (lPA) of Australia and Institute of Financial Accountants (IFA) since June 2020. Mr. Chau received a bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 1998.

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

George Lai has served as our chief financial officer since July 2008 and our director since January 2016. Currently, he also serves as an independent non-executive director and the chairman of the compensation committee of Qingdao Port International Co., Ltd. (SEHK: 06198), and an independent director, a member of the Board’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and a chairman of the Board’s Audit Committee of DDC Enterprise Limited (NYSE Amex: DDC). Prior to joining us, Mr. Lai worked for Deloitte Touche Tohmatsu since 2000. Mr. Lai worked in several different Deloitte offices, including Hong Kong, New York and Beijing. During his eight years at Deloitte, Mr. Lai played key roles in the audit function in a number of IPO projects in the United States and China. He also assisted public companies in the United States, Hong Kong and China with a wide range of accounting matters. Mr. Lai received his bachelor of business administration, with a focus in professional accountancy, from the Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications, including from AICPA, FCCA and HKICPA.

Gary Gao (Gao Yan) is our chief operating officer, responsible for developing the online gaming business and growing the gaming joint venture companies. Gary holds a bachelor’s degree in computer science from the University of Posts & Telecommunications, Xi’an, China. He founded and co-founded multiple online game operating companies, including I98K Limited in Hong Kong, and Beijing Kuwandongxi Technology Co. Ltd. He served as the director of the board at UAB “Glocash Payment”, a company based in Vilnius, Lithuania from March 2016 to March 2019. He also previously was The9’s senior director in charge of mobile business operations based in Shanghai from August 2013 to February 2016.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, the aggregate cash compensation paid or payable to our executive officers and non-executive directors for their services in 2024 was approximately RMB4.6 million (US$0.6 million) and RMB1.7 million (US$0.2 million), respectively. No director or executive officer is entitled to any severance benefits upon termination of his or her employment with or appointment by our company. With respect to compensation in the form of share incentive awards, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction governing the employment agreements. The executive officer may resign at any time with a three-month advance written notice.

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

Share Incentive Plan

Eleventh Amended and Restated 2004 Stock Option Plan

Our board of directors and our shareholders have adopted and approved the 2004 Stock Option Plan, as amended and restated, or the Option Plan, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The Option Plan was amended and restated in December 2006, November 2008, August 2010, November 2010, November 2015, August 2016, June 2017, December 2018, August 2021, April 2023 and December 2024.

Under the Eleventh Amended and Restated 2004 Stock Option Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to awards is 2,050,000,000. As of March 28, 2025, no option to purchase Class A ordinary shares under the Option Plan was outstanding and 887,653,200 restricted shares were issued upon the grant of restricted shares and the vesting of restricted share units.

Set forth below is a summary of the issuance of our Class A ordinary shares pursuant to the Option Plan since January 1, 2021:

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

In September 2023, our board of directors and board committees authorized and approved the issuance of an aggregate number of 214,650,000 Class A ordinary shares (equivalent to 715,500 ADSs) pursuant to the Option Plan in the form of the restricted shares and restricted share units granted to our directors, officers and employees. The 205,200,000 Class A ordinary shares issued pursuant to the Option Plan as the restricted shares to our executive officers and employees are subject to a three-year vesting schedule and lock-up restrictions, provided that the second-year and the third-year tranches of the restricted share grants shall be released from the lock-up restrictions only upon the satisfaction of certain pre-agreed performance targets. The remaining 9,450,000 Class A ordinary shares were issued as the restricted share units to our independent directors as part of their compensation for their services as our independent directors for the next three years.

In June, October and December 2024, and January 2025, respectively, our board of directors and board committees authorized and approved the issuance of an aggregate number of 81,126,600 Class A ordinary shares (equivalent to 270,422 ADSs) pursuant to the Option Plan to various consultants as compensation for their services in connection with the development of online business.

In March 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 450,000,000 Class A ordinary shares (equivalent to 1,500,000 ADSs) pursuant to the Option Plan. 450,000,000 Class A ordinary shares were issued in the form of restricted shares to our directors, officers and employees. All such Class A ordinary shares are subject to a three-year vesting schedule and lock-up restrictions, i.e. 1/36 portion of the respective shares shall vest on the last day of each calendar month following the date of the grant.

The following table provides a summary of the options and restricted shares granted to our directors, executive officers and other individuals as a group under the Option Plan as of March 28, 2025 and that remained outstanding.

			Total Number
			of Ordinary
			Shares
	Restricted		Underlying
	Shares Issued		Options	Exercise Price	Expiration Date

	(in US$)
Jun Zhu	532,800,000	(1)	—	—	—
Davin Alexander Mackenzie	*		—	—	—
Kwok Keung Chau	*		—	—	—
Ka Keung Yeung	*		—	—	—
George Lai(2)	116,819,841		—	—	—
All Directors and Senior Executive Officers as a Group	649,619,841		—	—	—

* Less than 1% of our total issued and outstanding shares.

(1)	Consists of 7,500,000 Class B ordinary shares, 525,300,000 Class A ordinary shares.
(2)	Includes 103,125,141 Class A ordinary shares in the form of restricted shares and 13,694,700 Class A ordinary shares represented by ADSs held by George Lai, among which 101,250,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.

The following paragraphs describe the principal terms of the Eleventh Amended and Restated 2004 Stock Option Plan.

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

D.Employees

We had 72, 50 and 50 employees as of December 31, 2022, 2023 and 2024, respectively. We consider our relations with our employees to be good.

E.Share Ownership

As of March 28, 2025, there were 4,218,714,735 ordinary shares outstanding, being the sum of 4,155,107,401 Class A ordinary shares (excluding 47,686,707 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan, and for our treasury ADSs) and 63,607,334 Class B ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 28, 2025 by:

●	each of our directors and executive officers who are also our shareholders; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)
			Total ordinary
			Shares on an
			as - converted		% of aggregate
	Class A	Class B	basis	%(2)	Voting power(3)
Directors and Executive Officers:
Jun Zhu(4)	1,482,555,232	63,607,334	1,546,162,566	36.65%	74.58%
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho) (5)	116,819,841	—	116,819,841	2.77%	1.11%
Gary Gao (Gao Yan)	*	*	*	*	*
All Directors and Senior Executive Officers as a Group	1,651,546,609	63,607,334	1,715,153,943	40.65%	76.19%
Principal Shareholders:
Jun Zhu(4)	1,482,555,232	63,607,334	1,546,162,566	36.65%	74.58%
Bripheno Pte. Ltd. (6)	270,000,000	—	270,000,000	6.22%	2.54%
WM Therapeutic Co., Ltd.	238,725,975	—	238,725,975	5.66%	2.27%
Kuaijin Shidai (Xiamen) Technology Co. Ltd. (7)	318,448,800	—	318,448,800	7.55%	3.03%
Shenma Limited	396,986,475	—	396,986,475	9.41%	3.78%
Zhejiang Huanyu Internet Science and Technology Co. Ltd. (8)	475,102,500	—	475,102,500	11.26%	4.52%
Shaoxing Tongze Network Science and Technology Co. Ltd. (9)	203,580,623	—	203,580,623	4.83%	1.94%

Notes:

*  Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of beneficial ownership is based on 4,218,714,735 ordinary shares outstanding as of March 28, 2025, as well as the shares underlying share options and warrants exercisable by such person or group within 60 days from March 28, 2025.
(3)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one-hundred votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, (ii) 57,500,000 Class B ordinary shares, 525,300,000 Class A ordinary shares and 5,305,230 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu, among which 384,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met and (iii) 823,793,208 Class A ordinary shares and 244,244,700 Class A ordinary shares represented by ADSs that are held by certain shareholders of the Issuer (including Bripheno Pte. Ltd., Wevision Pte. Ltd., Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd) who have granted Mr. Jun Zhu and/or Incsight Limited the sole voting power with respect to such shares through respective contractual arrangements. Mr. Jun Zhu has been, directly or indirectly through Incsight Limited, granted sole voting power with respect to a total number of 951,037,908 Class A ordinary shares, including 244,244,700 Class A ordinary shares represented by ADSs, held by certain shareholders of us, including Bripheno Pte. Ltd., Wevision Pte. Ltd., Zhejiang Huanyu Network Technology Co., Ltd., Shao Xing Tong Ze Network Science and Technology Co., Ltd. and Shenzhen JiTuo Interactive Technology Co., Ltd. Additionally, subsequent to March 28, 2025, Mr. Jun Zhu has also been granted sole voting power with respect to an additional number of 117,000,000 Class A ordinary shares held by Bripheno Pte. Ltd., in April 2025. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(5)	Includes 103,125,141 Class A ordinary shares in the form of restricted shares and 13,694,700 Class A ordinary shares represented by ADSs held by George Lai, among which 101,250,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain of our pre-agreed performance target are met.

(6)	Includes (i) 150,000,000 Class A ordinary shares represented by ADSs, and (ii) 120,000,000 Class A ordinary shares issuable upon the exercise of the warrants exercisable pursuant to the terms and conditions specified in the Warrant to Purchase Class A ordinary shares of The9 Limited (as amended) between The9 Limited and Bripheno Pte. Ltd. As of the date of this annual report, Bripheno Pte. Ltd. also beneficially owns an additional number of 117,000,000 Class A ordinary shares. In addition, we also issued a two-year 3% per annum convertible promissory note with the principal amount of US$6 million to Bripheno Pte. Ltd. We have the right to prepay all or any portion of the outstanding balance. Within a certain period, Bripheno Pte. Ltd. has the right to convert all or any portion of the outstanding balance into the ADSs at a conversion price of US$0.05 per Class A ordinary share. The Class A ordinary shares that might be issued pursuant to the convertible promissory note are not reflected in the table above, due to the prepayment/conversion mechanism of the convertible promissory note. Bripheno Pte. Ltd. is a Singapore company wholly owned and controlled by a group of unrelated third-party individual investors. The registered address for Bripheno Pte. Ltd. is 5 Upper Aljunied Link, #06-02, Quartz Industrial Building, Singapore 367903. Additionally, subsequent to March 28, 2025, Bripheno Pte. Ltd. also gained the beneficial ownership of an additional number of 117,000,000 Class A ordinary shares pursuant to the share purchase agreement entered into between us and Bripheno in March 2025.
(7)	Includes 318,448,800 Class ordinary shares held by Li Yuanfeng as the nominee shareholder of Kuaijin Shidai (Xiamen) Technology Co. Ltd.
(8)	Includes (i) 443,413,200 Class A ordinary shares held by Happy Game (BVI) Limited and (ii)31,689,300 Class A ordinary shares held by Wayne Holding (BVI) Limited, as designated holders of Zhejiang Huanyu Internet Science and Technology Co. Ltd.
(9)	Includes (i) 122,148,300 Class A ordinary shares held by XYDATA Limited and (ii) 81,432,323 Class A ordinary shares held by DataForge Solutions Limited as the designated holders of Shaoxing Tongze Network Science and Technology Co. Ltd.

To our knowledge, as of March 28, 2025, 1,413,968,392 Class A ordinary shares (including 47,686,707 ordinary shares we reserved for issuance upon the exercise of options under our share incentive plan and for our treasury ADSs), were held by two record shareholders in the United States, one of which is The Bank of New York Mellon, our ADS depositary. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Investments or Agreements entered into with Variable Interest Entity or Associates

We charged a service fee to Big Data, a previous equity investee and now a subsidiary of ours, amounted to nil, nil and nil in 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, the total amount due from Big Data was RMB1.1 million, RMB1.3 million and RMB1.3 million (US$0.2 million), respectively.

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

In April 2021, we signed a legally binding term sheet on a CAD4 million investment in Skychain Technologies Inc., a company listed in TSX Venture Exchange in Canada. The purpose of the investment is for the construction and operation of a 12 MW cryptocurrency mining facility located in Birtle, Manitoba, Canada. In June 2021, we announced the closing of the investment in Skychain and entered into subscription agreements to purchase share units and debentures issued by Skychain Technologies Inc. However, the construction has not been completed and mining facility has not been delivered to us for deployment of our mining machines on the agreed date. We were not able to deploy our mining machines in this mining facility as Skychain Technologies Inc. failed to complete the construction due to the local regulatory and permitting issues as well as significant construction delays. In response, we have filed a complaint against Skychain and its affiliate Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, we have obtained summary judgment for the portion of CAD2 million of convertible debentures repayment. We are in the process of enforcement.

In March 2024, we signed a definitive share purchase agreement with WM Therapeutic, to purchase an additional 21.7% of the shares of WM Therapeutic by cash and issuance of our Class A ordinary shares. We had previously acquired 8.3% of the shares of WM Therapeutic in 2021 through one of our then variable interest entities. We will pay cash consideration of US$1.5 million and issue 251,290,500 Class A ordinary shares to WM Therapeutic. The Class A ordinary shares to be issued to WM Therapeutic will be subject to certain lock-up conditions. Upon the completion of this transaction, we will cumulatively own 30% of the shares of WM Therapeutic. We are granted a purchase option to purchase up to 51% of the shares of WM Therapeutic. WM Therapeutic operates digital precision medicine platform for brain disease using generative AI large language model. WM Therapeutic develops brain disease screening platform and digital human personalized psychological consultant, AI precision diagnostic equipment, personalized neuromodulation treatment equipment, generative AI large language model and AI drug clinical research platform. WM Therapeutic leverages AI multi-dimensional omics data analysis technology, original drug discovery technology, brain-computer interface research technology, cohort research on brain diseases, multi-dimensional omics database, brain disease digital targets and digital pathology models and individual characteristics to achieve clinical precision diagnosis and treatment of central nervous system diseases.

In May 2024, we signed a definitive share purchase agreement with Kuaijin, to purchase 15% of KuaiJin by cash and issuance of our Class A ordinary shares. We are also granted a purchase option to purchase up to 51% of the total shares of KuaiJin. The purchase option is exercisable within two years and will be based on KuaiJin’s valuation at US$60 million. KuaiJin provides standardized cost-effective solution to retail stores in China. Within 48 hours, traditional retail stores can be transformed into AI unmanned retail store by installation of KuaiJin hardware and software. The AI unmanned retail stores can be opened 24 hours a day, seven days a week, under the monitor of AI-powered 360-degree surveillance cameras. After such transformation, the payroll cost will be significantly reduced. The chance of getting shoplifting will also be reduced. Profit of the retail stores will be increased accordingly. Due to this clear business model, KuaiJin has already transformed more than 500 retail shops in more than 100 cities in China.

In May 2024, we signed a definitive share purchase agreement with Shenma, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment (which has been paid upon signing of a term sheet in March 2024) and issuance of our Class A ordinary shares. The total consideration for the equity stake in Shenma consists of cash consideration of US$1.0 million and issuance of 417,880,500 Class A ordinary shares (equivalent to 1,392,935 ADSs). The Class A ordinary shares to be issued to Shenma will be subject to certain lock-up conditions. Shenma developed and operates Shenma.io, a digital human SaaS platform driven by AI-generated content. The platform has 350,000 registered users, 150,000 short video scripts model library, 9,000 digital human creators and various brand customers. Users can leverage Shenma’s proprietary cloning technology and create 1:1 digital human clone character with image and voice. Creators of digital human using Shenma’s platform can monetize their products on different social platforms with much lower costs. Shenma’s platform also offers video, audio and text automatic replies to enhance the monetization of products.

In June 2024, we signed a definitive share purchase agreement with Wuhan Weixiang, to purchase 19% of WeiXiang by cash and issuance of our Class A ordinary shares. We will pay cash consideration of US$1.5 million and will issue 284,465,400 Class A ordinary shares (equivalent to 948,218 ADSs) to WeiXiang. The Class A ordinary shares to be issued to Weixiang will be subject to certain lock-up conditions. We have also been granted a purchase option to purchase up to 51% of the total shares of WeiXiang based on a valuation calculated as 7 times of WeiXiang’s audited annual profit after tax, provided that such valuation should be higher than US$45 million. WeiXiang was founded by Mr. Xu Wang, a pioneer in the educational technology landscape in China who earned several educational awards including the title of 2018 China Education Industry Figure of the Year. Mr. Wang initially gained recognition with proprietary K-12 class management platform YuanDing, which revolutionized classroom management for teachers across China. Under Mr. Wang’s leadership, the platform had reached millions of daily active users. In 2020, Mr. Wang founded WeiXiang, aiming to create a localized online school ecosystem powered by short videos and live streaming. WeiXiang leverages popular platforms like TikTok, KuaiShou and WeChat Video Channels, serving as their official ecosystem partner. WeiXiang has amassed over 9 million followers across these platforms. The most popular teacher had engaged over 300,000 simultaneous viewers a single live stream, and had made monthly revenue over RMB10 million. WeiXiang distinguishes itself from traditional live-streaming educational companies through its extensive use of AI applications.

In August 2024, through Shanghai IT, we signed a joint venture agreement with Zhejiang Huanyu to establish a joint venture to operate the mobile and PC versions of the new MIR M game, pursuant to which Zhejiang Huanyu promised to guide its existing MIR and related game users to the joint venture to ensure the smooth operation of MIR M by the joint venture. We promised to grant Zhejiang Huanyu our Class A ordinary shares, which will be unlocked in stages according to Zhejiang Huanyu’s commitment to the joint venture’s annual business results. This joint venture company, Shaoxing Jiuyu, has obtained the ICP License. Shaoxing Jiuyu has become one of our consolidated subsidiaries to operate the mobile and PC versions of the new MIR game: MIR M, in which we hold a 51% stake and Zhejiang Huanyu holds a 49% stake. Zhejiang Huanyu committed that the joint venture will have a game revenue of at least RMB900 million (approximately US$126 million) and a profit of RMB300 million (approximately US$42 million) in 2025, and that the game revenue and profit will increase by at least 30% annually in 2026 and 2027. All after-tax profits of that joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In October 2024, Shanghai IT signed a joint venture agreement with Shao Xing Tong Ze Network Science and Technology Co., Ltd. (“Tong Ze”), an AI algorithms and big data marketing service provider in China. We hold a 51% stake and Tong Ze holds a 49% stake in the joint venture. The joint venture has become one of our consolidated subsidiaries to operate AI algorithms and big data marketing business, and is expected to provide marketing solutions to our upcoming MIR M game. Pursuant to the agreement, Tong Ze committed that it will utilize its AI algorithms and big data to reach more than 100 million relevant pan-MIR tag users and more than 30 million paid MIR users. It also committed to us that this joint venture will have an annual profit of more than RMB100 million (approximately US$14 million) in 2025. All after-tax profits of this joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In November 2024, we entered into a strategic partnership with NIP Group Inc. to develop MIR M into a competitive esports title, by creating a game that embodies the characteristics of MIR M and is suitable for esports adoption. In addition, we will build a highly commercialized tournament ecosystem centered around the game and provide extensive support for its global promotion.

In December 2024, Shanghai IT signed a joint venture agreement with JiTuo, an AI algorithms mobile advertising company in China. JiTuo is a game development partner with AppLovin Corporation (Nasdaq: APP) in China. It is also an agency partner for Apple Search Ads in China. We hold a 51% stake and JiTuo holds a 49% stake in the joint venture. The joint venture will become one of our consolidated subsidiaries to operate AI algorithms mobile advertising business, and is expected to provide marketing solutions to our upcoming new games, including MIR M. Pursuant to the agreement, JiTuo committed that it will utilize its advertising AI model and data algorithm system to assist our upcoming new games in optimizing advertising placement materials to enhance the conversion rate and accuracy of advertisements; optimizing the display effect and keywords in the app store to increase the conversion rate of app downloads and acquiring natural traffic. It also committed to us that the joint venture will have an annual profit of more than RMB20 million (approximately US$2.8 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

In February 2025, Shanghai IT signed a joint venture agreement with Qing Cheng, a leading mobile game operation and distribution company focusing on serving gamers in China’s sinking market. We hold a 51% stake and Qing Cheng holds a 49% stake in the joint venture. The joint venture is expected to become our flagship subsidiary to operate and distribute mobile games in China’s sinking market. Qing Cheng committed that it will utilize its monopolistic and unique distribution channel advantages in the sinking markets to operate different mobile games for the joint venture. Qing Cheng will also utilize its strategic game development partners to ensure the joint venture will get a continuous supply of high-quality games suitable to the lower-tier markets. Qing Cheng committed to us that the joint venture will have an annual profit of more than RMB80 million (approximately US$11 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the joint venture will be distributed as dividends every quarter according to the shareholding ratio of the joint venture partners.

Loan from Related Parties

Mr. Jun Zhu, the chairman and chief executive officer, extended aggregate of RMB60.0 million, RMB73.9 million, RMB11.0 million, RMB16.1 million in loan to us in 2016, 2017, 2018 and 2019, respectively. The loans are interest-free. We have repaid a total of RMB2.6 million, RMB9.5 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, RMB11.5 million, RMB2.0 million and nil of such loan remained outstanding, respectively.

Stock Option Grants and Share Issuance

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—Eleventh Amended and Restated 2004 Stock Option Plan.”

In November 2024, we issued a total of 50,000,000 Class B ordinary shares to Mr. Jun Zhu to retain long standing professional expertise and resources of him.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Skychain Technologies Inc materially breached the Financing Agreement with us by failing to obtain permits required to complete the cryptocurrency hosting facility in Birtle, Manitoba, Canada and abandoned the construction project as a result. On July 6, 2022, filed a complaint against Skychain and its wholly owned subsidiary Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, we have obtained summary judgment for CAD2 million and are in the processes of enforcement. Skychain has filed the appeal, which was rejected by the court in April 2023.

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

In 2024 we have filed a complaint against Hashland Inc. for breach of hosting agreement under which Hashland should provide a mining facility and perform uninterrupted hosting services. Hashland Inc. failed to perform its obligations, therefore we terminated the hosting agreement and sued them in the state court of Texas to recover our paid security deposit, damages and losses. The first hearing should be set by the court sometime in 2025.

In February 2025 we submitted case filing materials against shareholders of LGHSTR in the Hongkou district court of Shanghai, China. In April 2025, we were informed by the court that the court determined to proceed, on a prima facie basis, with the case, and the case will be placed on a waiting list for formal filing.

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

ITEM 9.    THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs, each currently representing 300 Class A ordinary shares, are listed on the Nasdaq Capital Market. Our ADSs are traded under the symbol “NCTY.” Our ADSs were listed on the Nasdaq Global Market from December 15, 2004 to October 2018. Effective May 9, 2018, we effected a change of the ratio of the ADSs to ordinary shares from one ADS representing one ordinary share to three ordinary shares. In October 2018, we transferred our listing venue to the Nasdaq Capital Market. Effective October 19, 2020, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing three Class A ordinary shares to one ADS representing thirty Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or canceled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Effective October 2, 2023, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing thirty Class A ordinary shares to one ADS representing 300 Class A ordinary shares. Currently, each ADS represents 300 Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Capital Market since October 2018 and previously on the Nasdaq Global Market since December 15, 2004 under the symbol “NCTY.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.Share Capital

In December 2024 our shareholders approved the increase of our authorized share capital from to US$500,000,000 divided into (i) 43,000,000,000 Class A ordinary shares of a par value of US$0.01 each, (ii) 6,000,000,000 Class B ordinary shares of a par value of US$0.01 each and (iii) 1,000,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the Fourth Amended and Restated Memorandum and Articles of Association (M&AA), in each case having rights, preferences, privileges and restrictions set forth in the M&AA, by the creation of additional 45,000,000,000 shares of a par value of U$0.01 each, consisting of (i) 38,700,000,000 Class A Ordinary Shares, (ii) 5,400,000,000 Class B Ordinary Shares, and (iii) 900,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the M&AA.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective Fourth Amended and Restated Memorandum and Articles of Association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Liquidation

On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attaching to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our memorandum articles of association, be varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Issuance of Additional Shares

Our Fourth Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Fourth Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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

Anti-Takeover Provisions

Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Fourth Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital

We may from time to time by ordinary resolution of our shareholders increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

We may by ordinary resolution of our shareholders:

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of our share from which the reduced share is derived; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,
●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and
●	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Fourth Amended and Restated Memorandum and Articles of Association provides that we shall indemnify each of our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Fourth Amended and Restated Memorandum and Articles of Association.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Fourth Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Fourth Amended and Restated Memorandum and Articles of Association allow our shareholders holding not less than 33% of the share capital of our company carrying the right of voting at general meetings of our company to requisition a shareholder’s meeting, in which case our directors are obligated to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Fourth Amended and Restated Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Fourth Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our Fourth Amended and Restated Memorandum and Articles of Association.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Fourth Amended and Restated Articles of Association, if at any time our share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our Memorandum and Articles of Association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the shares of that class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Fourth Amended and Restated Memorandum and Articles of Associations, our Fourth Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Fourth Amended and Restated Memorandum and Articles of Association on the rights of non- resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Fourth Amended and Restated Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) relating to the ownership and disposition of the ADSs or ordinary shares. This discussion applies only to U.S. Holders of the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, will not take, or that a court will not sustain a contrary position.

The following discussion is for general information only and does not address all of the tax considerations that may be relevant to any particular investor or to persons in special tax situations, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	persons that have a functional currency other than the U.S. dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
●	persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;
●	persons that directly, indirectly or constructively own 10% or more of our ADSs or ordinary shares (by vote or value);
●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or
●	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, the discussion below does not address any U.S. state, local or non-U.S. tax considerations, the Medicare tax, any minimum tax, or any non-income tax (such as U.S. federal estate or gift tax) considerations.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For the purpose of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity taxable or arrangement as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. Partnerships holding our ADSs and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets, although not free from doubt, we believe that we were likely a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in part on the market price of the ADSs or ordinary shares, which may fluctuate significantly, and the composition of our assets and liabilities. In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

Furthermore, even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years.

In addition, it is possible that one or more of our subsidiaries were also PFICs for such years for U.S. federal income tax purposes. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are complex. You should consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Although our ADSs are currently listed on, and historically regularly traded on, Nasdaq, which is a qualified exchange or other market for these purposes, no assurance can be given that the ADSs will be regularly traded on an established securities market in the United States for any taxable year. However, as mentioned above, on January 11, 2024, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors—General Risks Related to Our Shares, ADSs and Warrants—Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” If we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. If our ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If any of our subsidiaries are or become PFICs, the mark-to-market election will technically not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

YOU SHOULD TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR PRIOR YEARS INCLUDING OUR TAXABLE YEAR ENDED DECEMBER 31, 2024 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET OR DEEMED SALE ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. The gross amount of any distribution we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, (as computed under U.S. federal income tax principles) such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as a capital gain. Because we do not intend to determine our earnings and profits on the basis of U. S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U. S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq, although there can be no assurance in this regard. However, as mentioned above, on January 11, 2024, and on earlier dates, we received written notifications from Nasdaq advising us that we were not in compliance with certain continued listing requirements, but we have regained compliance following such notifications. See “Item 3. Key Information—D. Risk Factors— General Risks Related to Our Shares, ADSs and Warrants— Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.” If we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Capital Market. If our ADSs are delisted and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear if the dividends that we pay on our ordinary shares which are not backed by ADSs currently meet the conditions required for the reduced tax rate. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The income tax laws of the Chinese mainland may increase our tax burden or the tax burden on the holders of our shares or ADSs, and tax benefits available to us may be reduced or repealed, causing the value of your investment in us to suffer”), we may be eligible for the benefits of the income tax treaty between the United States and the Chinese mainland (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. As described in “—The Chinese Mainland Taxation,” if we are deemed to be a mainland China resident enterprise for mainland China tax purposes, a U.S. Holder may be subject to mainland China’s withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any such mainland China withholding taxes to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Taxation of Disposition of the ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “-Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “-The Chinese Mainland Taxation,” gains from the sale or other disposition of our ADSs or ordinary shares are subject to tax in mainland China, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as from foreign sources for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of our ADSs or ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ADSs AND CLASS A ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents of US$1.5 million. A hypothetical 10% increase or decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase or decrease of RMB1.0 million in the U.S. dollar-denominated cash and cash equivalents as of December 31, 2024.

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

Starting from 2021, the depository is not be obliged to reimburse us due to the ADS ratio change (now the ADSs each represents 300 Class A ordinary shares), which led to a decrease in the number of ADSs, hence reduced the dollar amount of the collected ADS fees. According to the amended letter agreement, the revenue sharing arrangement was amended and the payment would be due to us for three contract years-for the periods from December 14, 2017 to December 13, 2018, from December 14, 2018 to December 13, 2019, and from December 14, 2019 to December 13, 2020 for the net issuance fees, net cash dividend fees, and net depositary service fees collected during such contract years. Thus, for the remaining two years of the contract, no revenue sharing would be due to us but rather that if the aforementioned net fees collected were less than $120,000 at the end of each contract year, the difference would be billed to us. For the contract year from December 14, 2020 to December 13, 2021, the total fees collected met the $120,000 requirement, and we would not be billed for any difference. We entered into a new letter agreement with the depository on April 20, 2023 for a term of five years. The new letter agreement provides that the depository shall pay 50% of the revenue collected during the five-year term. We shall pay $150,000 of annual administrative fees to the depository. In 2024, there was no revenue available for sharing by the depository. We were billed $150,000 at the end of 2024.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of proceeds

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, we did not maintain effective disclosure controls and procedures as of December 31, 2024 due to the material weaknesses and significant deficiencies identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weaknesses and significant deficiencies as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer, our chief financial officer and internal audit manager, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weaknesses and significant deficiencies identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In preparing our consolidated financial statements for the fiscal year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2024, the material weaknesses identified were that (a) we failed to maintain and implement controls over our period-end closing and financial reporting process in a timely manner, and (b) we lacked accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements, which resulted in a number of adjustments detected and or proposed by our auditor. We also noted the following deficiencies that we believe to be significant deficiencies. As defined in standards established by the PCAOB, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. For the year ended December 31, 2024, the significant deficiencies identified were that (a) certain of the intercompany balances in each respective entities are not reconciled and some intercompany adjustments are made as topside entries and most are carried over from prior years without identifying which entities they were pertaining to and from, and the explanations for these adjustments were not documented clearly, and (b) certain supporting documents for the mining pool are not obtained timely. To remedy our identified material weaknesses and significant deficiencies, we will prepare the period-end closing and financial reporting process earlier to ensure we have sufficient time on these. We will also strengthen our accounting personnel’s knowledge by training or additional hiring. We will improve on the reconciliation of intercompany balances by minimizing unnecessary intercompany transactions. In addition, we will improve our communication with our mining pool partner to ensure supporting documents can be obtained earlier. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner.

In 2023, we identified a material weakness related to the untimely period-end closing and financial reporting process in a timely manner. In response, we improved our reporting process from subsidiary level to group consolidation level. We also identified a significant deficiency related to the untimely acquisition of certain supporting documents for the mining pool. We have improved our communication with our mining pool partner to ensure supporting documents can be obtained earlier.

In light of the material weaknesses and significant deficiencies identified, our management, accounting and financial reporting staff performed additional analyses and procedures in order to conclude that our consolidated financial statements as of December 31, 2024, and for the year then ended included in this Annual Report on Form 20-F are fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Group’s consolidated financial statements as of December 31, 2024, and for the year then ended are fairly stated, in all material respects, in accordance with U.S. GAAP.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by RBSM, our independent registered public accounting firm for the periods indicated below.

	2023	2024
	RMB	RMB	US
Audit fees(1)	5,332,025	6,856,028	939,272
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
(1)	“Audit fees” represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.

(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In July 2022, we entered into a cancellation agreement with JPKONG LTD. and Qifeng Sun Ltd., entities controlled by Mr. Jianping Kong and Mr. Qifeng Sun, respectively, to cancel the fourth tranche of the warrants that were issued to them pursuant to a share subscription and warrant purchase agreement dated January 25, 2021 among The9, JPKONG LTD., Qifeng Sun Ltd. and other parties named thereto. The canceled warrants represented warrants to purchase 23,099,093 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share issued to JPKONG LTD. and warrants to purchase 11,549,547 Class A ordinary shares at the exercise price of US$0.2667 per Class A ordinary share issued to Qifeng Sun Ltd. pursuant to purchase agreement. Such cancellation will not affect the terms or conditions of any other warrants issued pursuant to purchase agreement purchase agreement purchase agreement purchase agreement. As of the date of this annual report, all the warrants have expired.

From October 5, 2023, to January 29, 2024, Mr. Jun Zhu, through Incsight Limited, effected series of trading transactions in connection with the Company’s ADSs in the open market using his personal funds, which ultimately resulted in a net increase of 64,042 ADSs, representing 19,212,600 Class A ordinary shares of the Company, acquired at a weighted-average price of US$4.199 per ADS.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Capital Market, we are subject to corporate governance requirements of the Nasdaq. However, Nasdaq Marketplace Rule 5615(a) (3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. In each of August 2021, May 2023 and December 2024, our board of directors approved an increase in the total number of ordinary shares reserved for issuance under our Option Plan, for which we have followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Marketing Rule 5635(c). We also followed “home country practice” in lieu of obtaining a shareholder approval pursuant to Nasdaq Market Rule 5635(a) with respect to issuance of securities in excess of 20% of our total issued and outstanding shares prior to such issuance. We also followed “home country practice” in lieu of the requirement under Nasdaq rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than certain references price equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance. We believe that we are currently in compliance with the Nasdaq corporate governance practices.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable laws, rules and regulations relating to insider trading.

Our Amended and Restated Statement of Policies Governing Material Non-public Information and the Provision of Insider Trading is being filed as Exhibit 11.2 to this annual report on Form 20-F.

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

We strive to ensure the highest standards and procedures to protect data and information security for our users. We will continue to apply advanced security technologies to ensure the safety of users and contribute to the healthy development of the information security ecosystem.

As of the date of this annual report, we have not experienced any material cybersecurity incidents that have affected or are reasonably likely to affect us, our business strategy, results of operations, or financial condition. In 2024, we did not identify any violations of information security or privacy protection and did not receive any penalty for information security vulnerabilities or other network security breaches.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. In 2025 we have hired a professional cybersecurity officer, who is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cyber security officer reports to our CEO and provides periodic updates to our CEO and board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements for The9 Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-34238) filed with the Securities and Exchange Commission on December 27, 2024)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit A (Form of American Depositary Receipt) of Exhibit 1 (Form of Deposit Agreement) to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (File No. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.2

Specimen Certificate for Class A ordinary shares of The Registrant (incorporate by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

2.3

Form of Amended and Restated Deposit Agreement among The Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to our Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (File No. 333-156635) filed with the Securities and Exchange Commission on June 21, 2019)

2.4*	Description of Securities
4.1

Eleventh Amended and Restated 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-284061) filed with the Securities and Exchange Commission on December 27, 2024)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 Amendment No. 1 (File No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 Amendment No. 1 (File No. 333-120810) filed with the Securities and Exchange Commission on November 30, 2004)

4.4

Translation of Exclusive Technical Service Agreement dated May 1, 2019 between Shanghai IT and Shanghai Hui Ling (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.5

Translation of Shareholder Voting Proxy Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.6

Translation of Equity Pledge Agreements dated May 1, 2019 between Shanghai Hui Ling and each of the shareholders of Shanghai IT (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.7

Translation of Exclusive Call Option Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

4.8

Translation of Loan Agreement dated May 1, 2019 among Shanghai Hui Ling, Wei Ji and Zhimin Lin (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 30, 2020)

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.25

Convertible Promissory Note dated November 9, 2023 issued by The9 Limited to Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.26†

Warrant to Purchase Class A Ordinary Shares of The9 Limited dated November 9, 2023 between The9 Limited and Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.27

Amendment Agreement to the Private Placement Securities Purchase Agreement and its Exhibits, Warrants, Convertible Promissory Note dated November 13, 2023 between The9 Limited and Bripheno Pte. Ltd. (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)

4.28*	Memorandum of Understanding dated July 7, 2021 between NBTC Limited and Binance Capital Management Co., Ltd
4.29*	Translation of Cooperation Agreement dated August 25, 2023 between LGHSTR Ltd. and Pool4Miners Limited Liability Partnership
4.30*

Translation of Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as a Result of Miner’s Activities dated March 29, 2024 between LGHSTR Ltd. and Fish2Pool Kazakhstan Ltd

4.31†*	MIR M Game Publishing Agreement dated May 24, 2024 among Wemade Co. Ltd., China Crown Technology Limited and the Registrant
8.1*	List of Significant and Other Principal Subsidiaries and Variable Interest Entity of the Registrant
11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on June 30, 2005)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Grandall Law Firm
15.3*	Consent of RBSM LLP, independent registered public accounting firm
97	Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-34238) filed with the Securities and Exchange Commission on April 15, 2024)
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

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

Date: April 28, 2025

THE9 LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The9 Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The9 Limited and subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved particularly challenging, subjective, or complex auditor judgment. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cryptocurrency Mining Revenue Recognition

Description of the Matter

As discussed in Note 2 to the financial statements, the Group generates Bitcoin mining revenue through the provision of computing power, or hash rate, in crypto asset transaction verification services to the Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin. The provision of the computing power is the sole performance obligation in the Group’s agreements with the mining pool operators. The Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operators on a daily basis.  The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is also the date of contract inception.  For the years ended December 31, 2024, 2023, and 2022, the Group recognized cryptocurrency mining revenue of approximately RMB110.7 million (US$15.2 million), RMB168.3 million, and RMB97.9 million, respectively.

We identified cryptocurrency mining revenue recognition as a critical audit matter due to the significance of the revenue to the financial statements and the extent of audit effort required to test the occurrence and accuracy of revenue recognized by the Group.

How We Addressed the Critical Audit Matter in Our Audit

The primary audit procedures we performed to address this critical audit matter included the following, among others:

●	We obtained an understanding of the agreements with mining pool operators and evaluated the terms relevant to the recognition of cryptocurrency mining revenue.
●	We compared mining rewards recorded by the Group to data obtained directly from mining pool operators and public blockchain records.
●	We recalculated expected revenue based on the computing power (hash rates) provided to mining pool operators and the contractual payout formula, and compared the results to the amounts recorded by the Group.
●	We traced cryptocurrency receipts from the Group’s digital wallet records to public blockchain transactions to independently verify the completeness and accuracy of recorded revenue.
●	We evaluated the relevance and reliability of third-party public blockchain data used to verify the accuracy of the recorded revenue.

/s/ RBSM LLP

We have served as the Group’s auditor since 2021.

New York, New York
April 28, 2025

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands, except per share data)			(Note 3)
Revenues:
Cryptocurrency mining revenue	97,857	168,324	110,739	15,171
Online game services and other revenues	7,072	5,721	975	134
	104,929	174,045	111,714	15,305
Total net revenues	104,929	174,045	111,714	15,305
Cost of cryptocurrency mining	(139,192)	(191,928)	(106,464)	(14,585)
Cost of online game services and other revenues	(13,115)	(21,251)	(6,854)	(939)
Total cost	(152,307)	(213,179)	(113,318)	(15,524)

Gross loss	(47,378)	(39,134)	(1,604)	(219)

Operating income (expenses):
Product development	(2,433)	(1,970)	(856)	(117)
Sales and marketing	(3,496)	(1,729)	(246)	(34)
General and administrative	(359,935)	(196,790)	(157,832)	(21,623)
Impairment on advance and other assets	(23,657)	—	(794)	(109)
Impairment on cryptocurrency	(58,624)	—	—	—
Impairment on equipment	(176,874)	(161,002)	(6,505)	(891)
Realized gain on exchange cryptocurrencies	10,865	42,836	60,783	8,327
Fair value change on cryptocurrencies	—	40,036	48,290	6,616
Total operating expenses	(614,154)	(278,619)	(57,160)	(7,831)

Loss from operations	(661,532)	(317,753)	(58,764)	(8,050)
Loss on disposal of subsidiaries	(3,749)	(282)	(11,606)	(1,590)
Impairment on equity investments	(17,252)	—	—	—
Changes in fair value on other investments	(29,958)	3,490	(7,160)	(981)
Interest expense	(23,337)	(31,379)	(34,224)	(4,689)
Gain on fair value of derivative	37,250	23,171	45,037	6,170
Gain (loss) on disposal of equity investee and available-for-sale investments	712	1,666	(8)	(1)
Foreign currency exchange loss	(6,293)	(6,816)	(713)	(98)
Gain on extinguished liabilities of WoW	—	175,302	—	—
Other income (expenses), net	10,753	8,324	(5,082)	(696)
Loss from continuing operations before income tax expense and share of loss in equity method investments	(693,406)	(144,277)	(72,520)	(9,935)
Income tax expense	—	—	—	—
Share of loss in equity method investments	—	—	(1,122)	(154)
Loss from continuing operations	(693,406)	(144,277)	(73,642)	(10,089)
Discontinued operations:
Loss from discontinued operations, net of tax	(286,086)	(1,956)	—	—
Gain on disposal of discontinued operations, net of tax	—	158,809	—	—
Gain (loss) from discontinued operations, net	(286,086)	156,853	—	—
Net income (loss)	(979,492)	12,576	(73,642)	(10,089)
Net loss attributable to noncontrolling interest	(4,633)	(7,427)	(218)	(30)
Net income (loss) attributable to The9 Limited	(974,859)	20,003	(73,424)	(10,059)
Net income(loss) attributable to shareholders of ordinary shares	(974,859)	20,003	(73,424)	(10,059)

Other comprehensive income (loss), net of tax:
Currency translation adjustments	166	785	(148)	(20)
Total comprehensive income (loss)	(979,326)	13,361	(73,790)	(10,109)

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Continued)

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands, except per share data)			(Note 3)
Comprehensive income (loss) attributable to:
Noncontrolling interest	(4,633)	(7,427)	(218)	(30)
The9 Limited	(974,693)	20,788	(73,572)	(10,079)

Net income (loss) per share attributable to shareholders of ordinary shares:
- Continuing operations – basic and diluted	(0.96)	(0.14)	(0.05)	(0.01)
- Discontinued operations – basic and diluted	(0.40)	0.16	—	—
- Total – basic and diluted	(1.36)	0.02	(0.05)	(0.01)

Weighted average number of shares outstanding:
- Basic and diluted	720,237	1,010,895	1,403,166	1,403,166

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
		(in thousands)	(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	45,222	10,911	1,495
Accounts receivable, net of allowance for doubtful accounts of RMB505,459 and 505,459 as of December 31, 2023 and 2024, respectively	56	—	—
Prepayments and other current assets, net of allowance for doubtful accounts of RMB40,425,650 and RMB39,576,920 as of December 31, 2023 and 2024, respectively	28,911	26,047	3,568
Amounts due from related parties	600	600	82
Cryptocurrencies	87,714	12,192	1,671
Cryptocurrencies, restricted	17,838	193,938	26,569
Total current assets	180,341	243,688	33,385

Investments	35,291	297,223	40,719
Call option assets	—	15,843	2,171
Property, equipment and software, net	94,329	16,549	2,267
Cryptocurrencies, restricted	2,409	—	—
Operating lease right-of-use assets, net	6,869	4,283	587
License asset	—	9,000	1,233
Deferred royalty costs	—	9,000	1,233
Other long-lived assets, net	44,486	41,058	5,625

TOTAL ASSETS	363,725	636,644	87,220

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB5,426,376 and RMB5,426,820 as of December 31, 2023 and 2024, respectively)	9,599	5,528	758
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB1,385,034 and RMB1,388,109 as of December 31, 2023 and 2024, respectively)	1,502	1,466	201
Advances from customers (including advances from customers of the consolidated VIE without recourse to the Group of RMB10,352,171 and RMB9,702,171 as of December 31, 2023 and 2024, respectively)	12,714	10,228	1,401
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB44,056,900 and RMB44,056,900 as of December 31, 2023 and 2024, respectively)	11,677	9,658	1,323
Loan, net of deferred loan cost of nil and RMB 841,826 as of December 31, 2023 and 2024, respectively	—	89,102	12,207
Convertible notes (including convertible notes of consolidated VIE without recourse to the Group of nil as of both December 31, 2023 and 2024)	49,933	43,061	5,899
Conversion feature derivative liability	28,605	—	—
Interest payable (including interest payable of consolidated VIE without recourse to the Group of nil as of both December 31, 2023 and 2024)	274	1,480	203
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB33,019,915 and RMB33,320,521 as of December 31, 2023 and 2024, respectively)	44,176	41,666	5,708
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of RMB128,511 and RMB33,070 as of December 31, 2023 and 2024, respectively)	4,373	2,841	389
Deferred revenue	—	577	79
Total current liabilities	162,853	205,607	28,168
Convertible bonds	16,746	—	—
Put option liabilities	—	1,923	263
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group (including operating lease liabilities of consolidated VIE without recourse to the Group of RMB33,070 and nil as of December 31, 2023 and 2024)	2,788	1,604	220
TOTAL LIABILITIES	182,387	209,134	28,651

Commitments and contingencies (Note 32)

Ordinary shares contingently redeemable (Note 30)	—	102,638	14,061

EQUITY
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 1,391,618,893 and 3,675,467,659 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	95,375	258,481	35,412
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	944	4,490	615
Additional paid-in capital	4,471,156	4,510,451	617,929
Statutory reserves	7,327	7,327	1,004
Accumulated other comprehensive loss	(11,742)	(11,890)	(1,629)
Accumulated deficit	(4,356,786)	(4,430,210)	(606,936)
The9 Limited shareholders’ equity	206,274	338,649	46,395
Noncontrolling interest	(24,936)	(13,777)	(1,887)

Total equity	181,338	324,872	44,508

TOTAL LIABILITIES, ORDINARY SHARES CONTINGENTLY REDEEMABLE AND SHAREHOLDERS’ EQUITY	363,725	636,644	87,220

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

					Accumulated
			Additional		other	Accumulated	Equity
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in thousands)
Balance as of January 1, 2022	691,389	46,178	4,139,123	7,327	(12,694)	(3,403,462)	776,472	(13,015)	763,457
Net loss	—	—	—	—	—	(974,859)	(974,859)	(4,633)	(979,492)
Currency translation adjustments	—	—	—	—	166	—	166	—	166
Consolidated subsidiary	—	—	—	—	—	—	—	(123)	(123)
Share-based compensation	—	—	202,346	—	—	—	202,346	—	202,346
Issuance of ordinary shares	3,932	193	3,218	—	—	—	3,411	—	3,411
Cancellation of ordinary shares	(14,854)	(961)	(18,556)	—	—	—	(19,517)	—	(19,517)
Conversion of convertible debt into ordinary shares	180,578	12,193	45,097	—	—	—	57,290	—	57,290
Balance as of December 31, 2022	861,045	57,603	4,371,228	7,327	(12,528)	(4,378,321)	45,309	(17,771)	27,538

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023 (Continued)

					Accumulated
			Additional		other	Accumulated	Equity
			paid-in	Statutory	comprehensive	(deficit)	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	earnings	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in thousands)
Balance as of January 1, 2023	861,045	57,603	4,371,228	7,327	(12,528)	(4,378,321)	45,309	(17,771)	27,538
Net income (loss)	—	—	—	—	—	20,003	20,003	(7,427)	12,576
Currency translation adjustments	—	—	—	—	786	—	786	—	786
Consolidated subsidiary	—	—	—	—	—	—	—	262	262
Share-based compensation	218,250	15,698	55,062	—	—	—	70,760	—	70,760
Cumulative effect from the adoption of ASU 2023-08	—	—	—	—	—	1,532	1,532	—	1,532
Issuance of convertible debt	150,000	10,765	32,297	—	—	—	43,062	—	43,062
Conversion of convertible debt into ordinary shares	175,931	12,253	12,569	—	—	—	24,822	—	24,822
Balance as of December 31, 2023	1,405,226	96,319	4,471,156	7,327	(11,742)	(4,356,786)	206,274	(24,936)	181,338

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024 (Continued)

					Accumulated
			Additional		other		Equity
			paid-in	Statutory	comprehensive	Accumulated	attributable to	Noncontrolling	Total
	Ordinary shares		capital	reserves	loss	(deficit) earnings	The9 Limited	interest	equity
	(US$0.01 par value)
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in thousands)
Balance as of January 1, 2024	1,405,226	96,319	4,471,156	7,327	(11,742)	(4,356,786)	206,274	(24,936)	181,338
Net loss	—	—	—	—	—	(73,424)	(73,424)	(218)	(73,642)
Currency translation adjustments	—	—	—	—	(148)	—	(148)	—	(148)
Consolidated subsidiary	—	—	—	—	—	—	—	1,099	1,099
Deconsolidated subsidiary	—	—	—	—	—	—	—	10,278	10,278
Establishment of Joint Venture	678,683	48,685	(48,685)	—	—	—	—	—	—
Share-based compensation	257,970	18,394	44,063	—	—	—	62,457	—	62,457
Issuance of ordinary shares to exchange for investment	1,272,085	90,659	34,670	—	—	—	125,329	—	125,329
Conversion of convertible debt into ordinary shares	125,111	8,914	9,247	—	—	—	18,161	—	18,161
Balance as of December 31, 2024	3,739,075	262,971	4,510,451	7,327	(11,890)	(4,430,210)	338,649	(13,777)	324,872
Balance as of December 31, 2024 (US$ except share data, Note 3)	3,739,075	36,027	617,929	1,004	(1,629)	(606,936)	46,395	(1,887)	44,508

The accompanying notes are an integral part of these consolidated financial statements.

THE9 LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Cash flows from operating activities:
Net (loss) income	(979,492)	12,576	(73,642)	(10,089)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss (gain) on disposal of property, equipment and software	(8,839)	(50)	7,345	1,006
Loss on disposal of subsidiaries	3,749	282	11,606	1,590
Gain on disposal of discontinued operations, net	—	(158,809)	—	—
Non-cash other income	(1,729)	(2,519)	(2,033)	(279)
Share-based compensation expenses	202,346	70,760	44,675	6,120
Impairment on equity investments	17,252	—	—	—
Changes in fair value on other investments	29,958	(3,490)	7,160	981
Impairment on advance and other assets	159,224	—	794	109
Impairment loss of equipment, intangible assets and long lived assets	176,874	161,002	6,505	891
Impairment of cryptocurrencies	58,624	—	—	—
Impairment on advances to suppliers	—	4,383	—	—
Provision for doubtful other receivables	20,836	—	—	—
Gain on extinguished liabilities of WoW	—	(175,302)	—	—
Gain from change in fair value of conversion feature derivative liability	(37,250)	(23,171)	(45,037)	(6,170)
Depreciation and amortization of property, equipment and software	91,381	86,866	61,464	8,421
Share of loss in equity method investments	—	—	1,122	154
Loss (gain) on disposal of investment in equity investee and available-for-sales investment	(712)	(1,666)	8	1
Foreign currency exchange loss	6,301	6,816	713	98
Amortization of discount and interest on convertible notes	23,197	25,967	30,289	4,150
Cancellation of ordinary shares	(1,876)	—	—	—
Payment of issuance cost by issuance of shares	(2,986)	—	—	—
Non-cash lease expense	5,112	4,975	4,384	601
Cryptocurrency mining revenue	(97,857)	(168,324)	(110,739)	(15,171)
Receipt of BTC from operating activities	—	—	(1,107)	(152)
Realized gain on exchange of cryptocurrencies	(10,865)	(42,836)	(60,783)	(8,327)
Change in fair value of cryptocurrencies	—	(40,036)	(48,290)	(6,616)
Receipt of ETH from operating activities	(10,171)	(433)	(4)	(1)
Receipt of USDT from exchange of other cryptocurrencies	(3,059)	(705)	(65,718)	(9,003)
Interest income-Cryptocurrencies	(15)	(131)	(87,296)	(11,960)
Purchase of cryptocurrencies by cash	(6,316)	—	—	—
Payment in cryptocurrencies for operating activities	83,434	153,167	104,186	14,273
Sale of cryptocurrencies for cash	5,637	70,539	109,023	14,936
Interest expense	—	—	1,194	164
Sale of cryptocurrencies for other cryptocurrencies	—	—	65,710	9,002
Changes in operating assets and liabilities:
Change in accounts receivable	3,531	95	(54)	(7)
Change in advances to suppliers	2,751	30	—	—
Change in prepayments and other current assets	71,274	673	(3,020)	(414)
Change in right-of-use assets	—	—	(3,597)	(493)
Change in accounts payable	121,755	2,368	(1,256)	(172)
Change in other taxes payable	143	(149)	(36)	(5)
Change in advances from customers	(1,235)	267	222	30
Change in interest payable	1,193	(2,432)	1,243	170
Change in accrued expenses and other current liabilities	(71,722)	(21,213)	1,690	231
Change in lease liabilities	(4,485)	(5,820)	(918)	(126)
Net cash used in operating activities	(154,037)	(46,320)	(44,197)	(6,057)
Cash flows from investing activities
Proceeds from disposal of other investments	16,638	5,163	5	1
Proceeds from disposal of property, equipment and software	407	4	145	20
Proceeds from financial products	800	—	—	—
Refund from subscribed tokens and other investment	4,500	1,500	—	—
Purchase of equity method investments	—	—	(10,641)	(1,458)
Purchase of other investments	(23,162)	—	(28,445)	(3,897)
Purchase of license asset	—	—	(9,000)	(1,233)
Purchase of deferred royalty costs	—	—	(9,000)	(1,233)
Decrease in cash and cash equivalents on disposal of subsidiaries	—	(85)	(82)	(11)
Purchase of property, equipment and software	(248,819)	(2,112)	—	—
Net cash (used in) provided by investing activities	(249,636)	4,470	(57,018)	(7,811)
Cash flows from financing activities:
Proceeds from the issuance of convertible notes	33,704	85,349	—	—
Proceeds from BTC Mortgage loan	—	—	87,296	11,960
Loans from a related party	—	—	814	112
Repayment of loans / advances due to a related party	(2,631)	(9,482)	(2,834)	(388)
Proceeds from other loans	2,466	1,434	—	—
Repayments of other loans	(514)	(2,195)	—	—
Contribution from shareholders	40	262	1,099	151
Proceeds from equity financing	—	—	17,783	2,436
Repayments of convertible notes	—	(42,903)	(34,390)	(4,711)
Net cash provided by financing activities	33,065	32,465	69,768	9,560

Effect of foreign exchange rate changes on cash and cash equivalents	251	(3,457)	(2,864)	(392)
Net change in cash and cash equivalents	(370,357)	(12,842)	(34,311)	(4,700)
Cash and cash equivalents, beginning of year	428,421	58,064	45,222	6,195
Cash and cash equivalents, end of year	58,064	45,222	10,911	1,495

Supplemental disclosure of cash flow information:

Interest paid	—	5,533	1,561	214
Income taxes paid	—	—	—	—

Non-cash investing and financing activities
Investment in an investment security in exchange of mining machine	2,115	—	—	—
Investment in an investment security in USDT	635	—	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	10,810	(218)	1,798	246
Property and equipment acquired on credit as liabilities	—	198,637	—	—
USDT from disposal of mining machines and subsidiaries	3,756	8,731	2,283	313
Cumulative effect from the adoption of ASU 2023-08	—	1,531	—	—
Share issued for purchase of Bitcoin mining machine	17,640	—	—	—
Share issued for repayments of convertible notes	57,290	24,822	18,161	2,488
Restricted ordinary shares issued in exchange for investments	—	—	230,478	31,575
Call option assets	—	—	15,843	2,171
Put option liabilities	—	—	(1,923)	(263)

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

The Company’s principal subsidiaries and VIE are as follows as of December 31, 2024:

	Date of	Place of	Legal
Name of Entities	Registration	Registration	Ownership
Principal subsidiaries:
GameNow.net (Hong Kong) Ltd. (“GameNow Hong Kong”)	January‑2000	Hong Kong	100%
China The9 Interactive Limited (“C9I”)	October‑2003	Hong Kong	100%
China The9 Interactive (Beijing) Ltd. (“C9I Beijing”)	March‑2007	PRC	100%
JiuTuo (Shanghai) Information Technology Ltd. (“Jiu Tuo”)	July-2007	PRC	100%
China Crown Technology Ltd. (“China Crown Technology”)	November‑2007	Hong Kong	100%
Asian Way Development Ltd. (“Asian Way”)	November‑2007	Hong Kong	100%
Shanghai Jiu Gang Electronic Technology Ltd. (“Jiu Gang”)	December‑2014	PRC	100%
Terry First Limited (“Terry First”)	June-2021	UK	100%
Lucky Pure Limited (“Lucky Pure”)	September-2021	Cayman Islands	100%
Gamewinhub Limited(“Gamewinhub”)	July-2023	Hong Kong	100%
Vast Ocean International Limited(“Vast Ocean”)	April-2021	Hong Kong	100%
The9 Singapore Pte. Ltd. (“The9 Singapore”)	April‑2010	Singapore	100%
1111 Limited (“1111”)	January -2018	Hong Kong	100%
Supreme Exchange Limited (“Supreme”)	December‑2018	Malta	90%
BET 111 Ltd. (“Bet 111”)	January -2019	Malta	90%
Coin Exchange Ltd (“Coin”)	January -2019	Malta	90%
The9 EV Limited (“The9 EV”)	May-2019	Hong Kong	100%
NBTC Limited (“NBTC”)	June-2019	Hong Kong	100%
Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”)	March-2019	PRC	100%
Leixian Information Technology (Shanghai) Co., Ltd. (“Leixian”)	March-2019	PRC	100%
Shanghai Yuyou Network Technology Co., Ltd. (“Yuyou”)	December-2016	PRC	100%
Shanghai Yuanyu Network Technology Co., Ltd. (“Yuanyu”)	November‑2023	PRC	100%
Hangzhou Niuxin Technology Co., Ltd. (“Niuxin”)	August-2021	PRC	100%
Variable interest entity:
Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT” or the “VIE”) (Note 5)	September‑2000	PRC	N/A

Subsidiaries of VIE or Shanghai IT:

			Legal
	Date of	Place of	Ownership Held
Name of Entities	Registration	Registration	by Shanghai IT
Shanghai Big data culture media Co., Ltd(“Big data”)	April-2007	PRC	68.0078%
Silver Express Investments Ltd. (“Silver Express”)	November‑2007	Hong Kong	100%
Shanghai Jiushi Interactive Network Technology Co., Ltd. (“Jiushi”)	July‑2011	PRC	80%
Shanghai ShencaiChengjiu Information Technology Co., Ltd. (“SH Shencai”)	May‑2015	PRC	60%
Shanghai Zhiaojiqi Information Technology Co., Ltd. (“Shanghai Zhiaojiqi”)	November-2015	PRC	100%
Wuxi Interest Dynamic Network Technology Co., Ltd. (“Wuxi Qudong”)	June‑2016	PRC	100%
Shanghai Shuwan Culture Co., Ltd. (“shuwan”)	July-2021	PRC	60%
Shaoxing Jiuyu Network Technology Co., Ltd. (“Jiuyu”)	September‑2024	PRC	51%
Suzhou The9 Information Technology Co., Ltd. (“Suzhou IT”)	October‑2024	PRC	51%
Shenzhen Shuzhi Technology Co., Ltd. (“Shuzhi”)	December‑2024	PRC	51%

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

<3> Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenues and expenses during the reporting periods. The most significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, assessment of impairment of property, equipment and software, and other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of the warrants, fair value of conversion feature, share-based compensation expenses, consolidation of VIE and its subsidiaries, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The Group’s functional currency, with the exception of its subsidiaries, NBTC US Inc., The9 Singapore Pte. Ltd. is the RMB. The functional currency of, NBTC US Inc. and The9 Singapore Pte. Ltd, is the United States dollar (“US$” or “U.S. dollar”). Assets and liabilities of, NBTC US Inc., and The9 Singapore Pte. Ltd. are translated at the current exchange rates quoted by the People’s Bank of China (the “PBOC”) in effect at the balance sheet dates. Equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in foreign exchange loss in the consolidated statements of operations and comprehensive income (loss).

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash in banks and highly liquid investments with a maturity date when acquired of three months or less. As of December 31, 2023 and 2024, cash and cash equivalents were comprised primarily of bank deposits where cash is deposited with reputable financial institutions. Included in cash and cash equivalents as of December 31, 2023 and 2024 are amounts denominated in U.S. dollar totaling US$5.8 million and US$0.6 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB2.3 million and RMB6.6 million (US$0.9 million) as of December 31, 2023 and 2024, respectively.

The Group’s operations are carried out in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash and trade accounts receivable. Per PRC regulations, the maximum insured bank deposit amount is RMB 500,000 (US$ 68,500) on December 31, 2024 exchange rate) for each depositor per financial institution. The Group’s total unprotected cash held in bank amounted to approximately RMB 33.3 million and RMB 4.1 million (US$ 0.6 million), as of December 31, 2023 and 2024, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts.

The Group’s subsidiary has bank accounts held in the United States. The combined account balances at each institution located in the United States typically exceed FDIC insurance coverage of RMB 1.8 million (US$250,000), per depositor. The Group’s total unprotected cash held in bank amounted to approximately $nil and $nil, as of December 31, 2024 and 2023, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash held in bank accounts

<6> Allowance for doubtful accounts

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

Accounts receivable mainly consist of receivables from third-party game platforms, and other receivables, which are included in prepayments and other current assets, both of which are recorded net of allowance for doubtful accounts. Allowances for doubtful accounts are charged to general and administrative expenses. The Group provided an allowance for doubtful accounts of RMB20.8 million, 17.8 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has written-off an amount of RMB3.8 million, RMB0.1 million and RMB 0.8 million (US$ 0.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

<9> Cryptocurrencies

Cryptocurrencies (including Bitcoin, USDT, ETH, and Filecoin) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Effective January 1, 2023, the Group has elected to early adopt ASU No. 2023-08. As a result of the adoption of ASU 2023-08, cryptocurrencies are recorded at fair value, and changes in fair value are recognized in Change in fair value of cryptocurrencies, under Operating income (expenses) on the Consolidated Statements of Operations and Comprehensive Income (Loss), as of, and for the years ended December 31, 2023 and 2024. The Group tracks its cost basis of cryptocurrencies in accordance with the first-in-first-out (“FIFO”) method of accounting. See Note 12 – Cryptocurrencies, for further information regarding the Group’s impact of the adoption of ASU 2023-08.

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

Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as current assets due to the Group’s ability to sell them in a highly liquid marketplace, as our cryptocurrencies are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of our business to support operations when needed.

Pledged Cryptocurrencies are classified on the Groups’ Consolidated Balance Sheets as Cryptocurrencies, restricted, which will be released within one year are included in the current assets, as they are reasonable expected to be realized in cash or sold or consumed during the normal operation cycle of our business. Cryptocurrencies, restricted, which will be released over one year are included in the non-current assets.

Cryptocurrencies awarded to the Company through its mining activities as noncash consideration are included within operating activities on the accompanying consolidated statements of cash flows. Purchase and sales of Cryptocurrencies and converted nearly immediately into cash, the cash received is classified as Operating activities on the Consolidated Statements of Cash Flows.

<10> Impairment of long-lived assets

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

<11> Revenue recognition

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

Cryptocurrency Mining Revenue

The Group’s cryptocurrency mining revenues are in Bitcoin. The Group generates our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operators in exchange for non-cash consideration in Bitcoin. The provision of computing power is the sole performance obligation in the Group’s agreements with the mining pool operators and is satisfied over time. The Group is entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operators) from the Bitcoin mining pool operators based on the daily computing power provided to the mining pool operators. The Contract inception and the Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operator on a daily basis. The contract is terminable at any time either by the Company or the mining pool operator without any penalty to either party. As such, the termination option results in a contract that continuously renews and therefore has a duration for accounting purposes of less than 24 hours. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations, as the contractual payout formula remains the same upon each renewal.

Currently, the Group only participates in a Full-Pay-Per-Share (“FPPS”) mining pool. The FPPS payout model of Bitcoin is based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs, less mining pool fees. The Group is entitled to compensation once it begins to provide computing power that measures in hash rate to the mining pool operator over a 24-hour period beginning midnight UTC and ending 23:59:59 UTC on the same day of contract inception. The Group recognizes non-cash consideration on the same day that control of the contracted service is transferred to the mining pool operator, which is the same day as the contract inception.

The transaction consideration the Group received, if any, is noncash consideration in the form of Bitcoin. Changes in the fair value of the noncash consideration after contract inception due to the form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and, therefore, are not included in revenue.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price per our principal market for Bitcoin at the beginning of the contract period, which is the same day that control of the contracted service is transferred to the mining pool operator. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pool operator.

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

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. The Group cooperates with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore, in the early stage of the 540 days mining process, the Group did not own any Filecoin. Since it is not probable that a significant reversal of cumulative income will not occur, the Group does not recognize any Filecoin mining income before the Group starts to own the Filecoins being mined. The Group started to own the Filecoins being mined from January 1, 2022. The Group relies on a Filecoin mining company to manage the Filecoin mining instead of managing by itself as the Bitcoin mining operation. The Group cannot control the timing and quantity if any of Filecoin to receive and earn. Accordingly, the Group only records Filecoin income as investment income when it actually receives the Filecoin in its cryptocurrency wallet. The Filecoin income is included in other income line item in the accompanying consolidated statements of operations and comprehensive income (loss) in the amount of RMB0.8 million and RMB1.5 million and RMB 2 million (US$0.3 million) for the years ended December 31, 2022,2023 and 2024, respectively.

<12> Advances from customers

The Group licenses proprietary games to operators in other countries and receives license fees and royalty income. License fees received in advance of the monetization of the game is recorded in advances from customers.

<13> Convertible notes

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

<14>Warrants

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

<15> Cost of revenues

Cost of revenues consists primarily of electricity of cryptocurrency mining, online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

<16> Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. For the years ended December 31, 2022, 2023 and 2024, although software products have reached technological feasibility, total software costs incurred subsequent to reaching technological feasibility were immaterial and therefore not capitalized.

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

<17> Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. Advertising expenses in the amount of RMB 10.1 million, RMB 0.2 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively, were expensed as incurred.

<18> Government grants

Unrestricted government subsidies from local government agencies allowing the Group full discretion to utilize the funds were RMB 0.06 million, nil and RMB 0.03 million (US$0.004 million) for the years ended December 31, 2022, 2023 and 2024, respectively, which were recorded in other income, net in the consolidated statements of operations and comprehensive income (loss).

<19> Share-based compensation

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

The Group recognizes compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a one-to-four-year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. The Group uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

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

<20> Leases

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

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease expense is immaterial to its consolidated statements of operations, comprehensive income (loss), and cash flows. The Group has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

<21> Income taxes

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

<22> Ordinary shares contingently redeemable

Ordinary shares contingently redeemable are the restricted shares issued by the Group with repurchase clauses. The Group’s consideration shares issued are redeemable and are presented as a temporary equity in the mezzanine section of the balance sheet.

<23> Noncontrolling interest

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

<24> (Loss) income per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

<25> Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the CODM to make strategic decisions, allocate resources, and assess financial performance. The Group’s operating segments are aggregated into reportable segments only if they exhibit similar economic characteristics and have similar business activities. The Group’s Chief Executive Officer (“CEO”) serves as the CODM, responsible for strategic decisions regarding operations and financial management. As of December 31, 2024, the Group has two reportable segments, each evaluated separately by the CODM: crypto mining business and Other (Other consists of corporate and Online game services and others). The CODM uses revenue, expenses, and segment assets of the Group’s two reportable segments to assess their performance. The Group generates its revenues from customers in Greater China, Asia/Eastern Europe, and North America.

<26> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and prepayments and other current assets. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<27> Fair value measurements

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

The Group measures its investment accounted for under readily determinable fair values (see Note 9), cryptocurrencies (see Note 12), conversion feature derivative liability (see Note 20) and warrants (see Note 21), and they are measured at fair value, which are classified within Level 1, and call option assets (see Note 10) and put option liabilities (see Note 14), which are classified within Level 3.

<28> Financial instruments

Financial instruments primarily consist of cash and cash equivalents, investments, accounts payable, warrants, convertible notes and short-term borrowings. The carrying value of the Group’s cash and cash equivalents, short-term investments, accounts payable, convertible notes and short-term borrowings approximate their market values due to the short-term nature of these instruments.

<29> Deconsolidation of subsidiary

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

<30> Discontinued Operations

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

<31> Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. Such as, the Group revised the accounting policy for fees deducted by the mining pool operator, and reclassified the amount from cost of revenues and reflect as a reduction of cryptocurrency mining revenue. The reclassification has no impact on the gross profit (loss), operating income (expenses), or net income (loss).

<32> Recently Issued Accounting Pronouncements

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

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

In November 2024, the FASB updated 2024-04 addresses the accounting for induced conversions of convertible debt instruments. This update improves the relevance and consistency in the application of the induced conversion guidance in Subtopic 470-20. Clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. An inducement offer must provide the debt holder with, at a minimum, the consideration issuable under the conversion privileges provided in the terms of the instrument. This update applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. Effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

In November 2024, the FASB updated 2024-03 focuses on the disaggregation of income statement expenses to provide more detailed and transparent financial reporting. This update enhances the relevance and usefulness of financial information by requiring entities to disaggregate specific income statement expenses. Entities must disclose the nature and amount of significant expense categories, such as employee compensation, depreciation, and amortization, separately in the income statement or in the notes to the financial statements. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosure.

In March 2024, the FASB updated 2024-02 focuses on removing references to the Concepts Statements within the FASB Accounting Standards Codification. This update improves the clarity and relevance of the Codification by eliminating unnecessary references to the Concepts Statements. The update removes references to various Concepts Statements that are extraneous and not required to understand or apply the guidance. In some instances, these references were used in prior Statements to provide guidance in certain topical areas. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for public business entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early application is permitted. The Group does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In March 2024, the FASB updated 2024-01 addresses the scope application of profits interest and similar awards under Topic 718, Compensation—Stock Compensation. This update improves the clarity and consistency in the application of the scope guidance for profits interest and similar awards. This update adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted for in accordance with Topic 718. Profits interest awards are provided to employees or nonemployees to align compensation with an entity’s operating performance and provide holders with the opportunity to participate in future profits and/or equity appreciation. This update applies to all entities that issue financial statements in accordance with US GAAP. Effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted. The Group does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Group for its annual periods beginning January 1, 2025, with early adoption permitted. The Group has adopted the ASU 2023-09, and does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the CODM, requiring disclosure of the title and position of the CODM and explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for the Group for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Group adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Group’s note disclosure to its consolidated financial statements. As a result of the adoption, the Group expanded its disclosures in Note 33. Segment Reporting, to present significant expenses by reportable segment, which are presented to the CODM.

On August 23, 2023, the FASB issued ASU No. 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by the joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in practice. The new standard is effective for the Group for its fiscal year beginning January 1, 2025, with early adoption permitted. The Group has adopted the ASU 2023-05, and does not expect the updated guidance to have a material impact on its consolidated financial statements and disclosures.

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

3. CONVENIENCE TRANSLATION

The Group, with the exception of its subsidiaries, NBTC US Inc., and The9 Singapore Pte. Ltd, maintains its accounting records and prepares its financial statements in RMB. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB 7.2993, representing the noon buying rate in New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2024. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

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

The results of operations related to the Disposal Group are reported as discontinued operations for the years ended December 31, 2024 2023 and 2022

The results of operations of the Disposal Group for the years ended December 31, 2022, 2023, and 2024 are comprised of the following:

	2022	2023	2024	2024
	RMB	RMB	RMB	USD
	(in thousands)
Revenues	10,034	26	—	—
Cost of sales	(29,296)	(278)	—	—
Sales and marketing	(115,090)	—	—	—
General and administrative	(16,339)	(1,106)	—	—
Impairment on advance and other assets	(135,568)	(607)	—	—
Loss from operations	(286,259)	(1,965)	—	—

Interest income	127	—	—	—
Foreign currency exchange loss	(9)	(4)	—	—
Other (expenses) income, net	54	13	—	—
Loss from discontinued operations	(286,087)	(1,956)	—	—

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

The aforementioned contractual arrangements with the VIE and their respective shareholders are subject to risks and uncertainties:

●	The VIE or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources, or otherwise restrict the VIE or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.
●	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	It may be difficult to finance the VIE by means of loans or capital contributions. Loans from The9 Limited to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. The VIE are domestic PRC enterprises owned by nominee shareholders; thus, the Group is not likely to finance activities of the VIE by means of direct capital contributions.

Summary financial information of the VIE and its subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Total assets	10,846	34,029	4,662
Total liabilities	94,402	94,504	12,947

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
Net revenues	655	428	318	44
Net (loss) income	(23,286)	154,021	34,589	4,739

The VIE contributed an aggregate of 0.6%, 0.2% and 0.3% of the consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As of the fiscal years ended December 31, 2023 and 2024, the VIE accounted for an aggregate of 3.0% and 5.3%, respectively, of the consolidated total assets, and 51.8% and 45.2%, respectively, of the consolidated total liabilities.

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

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Employee advances	401	620	85
Input VAT recoverable	4,121	3,767	516
Prepayments and deposits	22,222	18,327	2,511
Other receivables, net of allowance for doubtful accounts of RMB40,426 (in thousands) and RMB39,577 (in thousands), as of December 31, 2023 and 2024, respectively	2,167	3,333	456
Total	28,911	26,047	3,568

In March 2024, the Group signed a Bitcoin mining machine sales contract with SMI CS PTE LTD. We sold 200 units of S19 Bitcoin mining machines for US$200,000 (US$20,000 in cash and the equivalent value of US$180,000 via the issuance of newly issued shares of Buyer). As of December 31, 2024, the balance of our other accounts receivable was RMB 1.4 million (US$0.2 million).

7. LICENSE ASSET

License asset is as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Total	—	9,000	1,233

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total license fee is RMB 18.0 million. As of December 31, 2024, the Group has prepaid for the license fee of RMB 9.0 million (US$ 1.2 million), the remaining license fee of RMB 9.0 million will be paid after the close beta testing date. The license authorization period is five years after the commercial launch, so the license asset is classified as a long-term asset. The game is still under development and will be classified as license asset and amortized over the license authorization period after its commercial launch.

8. DEFERRED ROYALTY COSTS

Deferred royalty costs are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Total	—	9,000	1,233

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total minimum payment is RMB 42.0 million. As of December 31, 2024, the Group has prepaid for the royalty fee of RMB 9.0 million (US$ 1.2 million). The second minimum payment of RMB 9.0 million will be paid after the close beta testing date and the remaining minimum payment of RMB 24.0 million will be paid after commercial launch. The license authorization period is five years after the commercial launch, the prepayment minimum payment may set off monthly royalty payment after the commercial launch, so the deferred royalty costs are classified as long-term assets.

9. INVESTMENTS

The Group’s investments comprise the following:

				Share
				ownership as of
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024
	RMB	RMB	US$
			(Note 3)
		(in thousands)
Investments accounted for under equity method:
Maxline Holdings Limited (“Maxline”) <1>	—	—	—	29.00%
Nanyang Herbs Pte. Ltd. (“Nanyang Herbs”) <2>	—	—	—	50.00%
Beijing Weiming Naonao Technology Co., Ltd. (“BeijingNaonao”) <3>	—	58,474	8,011	30%

Investments accounted for under cost method:
ZTE9 Network Technology Co., Ltd., Wuxi (“ZTE9”) <18>	—	—	—	5.00%
Shanghai Ronglei Culture Communication Co., Ltd. (“Shanghai Ronglei”) <13>	5,000	5,000	685	12.92%
Shanghai The9 Education Technology Co., Ltd. (“The9 Education Technology”)	—	—	—	19.20%
Dragonfly Ventures II, L.P. (“Dragonfly”) <11>	19,520	19,520	2,674	1.19%
Redblock Inc. (“Redblock”) <4>	1,943	1,943	266	1.00%
Gameway Pte.Ltd. (“Gameway”) <14>	635	635	87	1.25%
Zhenjiang Kexin Power System Design and Research Co., Ltd. (“Zhenjiang Kexin”) <19>	—	—	—	9.90%
Shangdong Shanyeyunye Culture Co., Ltd. (“Shanyeyunye”) <10>	—	—	—	0%
Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”) <6>	—	—	—	0%
Hangzhou Lianfang Technology Co., Ltd. (“Hangzhou Lianfang”) <7>	—	—	—	4.00%
Skychain Technologies Inc. (“Skychain”) <20>	—	—	—	15.11%
Shanghai Institute of Visual Art of Fudan University (“SIVA”) <12>	—	—	—	1.28%
Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”) <15>	—	67,360	9,228	15%
Shenma Limited (“Shenma”) <16>	—	82,573	11,313	19%
Wuhan Weixiang Science And Technology Co., Ltd. (“WeiXiang”) <17>	—	60,698	8,316	19%

Investments accounted for under readily determinable fair values
Nano Labs, Ltd. (“Nano Labs”) <9>	935	469	64	*
SMI Vantage(“SMI”) <5>	7,249	550	75	5.72%
FF Intelligent Mobility Global Holdings Ltd. (“FF Intelligent”) <8>	9	1	—	*
Total	35,291	297,223	40,719

*Less than 1%

The Group recorded the impairment on equity investments of RMB17.3 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded the impairment of other investments of RMB 30 million, the gain of RMB3.5 million, and the impairment of RMB 7.2 million (US$ 1 million) for the years ended December 31, 2022, 2023, and 2024, respectively. The Group recorded the gain on disposal of investment and available-for-sale investments of RMB 0.7 million, RMB 1.7 million, and the loss on disposal of investment and available - for - sale investments of RMB 7,704 (US$1,055) for the years ended December 2022, 2023, and 2024, respectively. For the investments in equity, the Group has recorded share of loss of nil, nil and RMB 1.1 million (US$0.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

<1> Maxline

In January 2018, the Group completed a share exchange transaction with Red Ace Limited (“Red Ace”), which was a private company incorporated under the laws of the British Virgin Islands for issuance and sale of 3,571,429 ordinary shares of the Company with a specific lock-up period. In exchange, Red Ace transferred 29% equity interest in Maxline, an associate of Red Ace. The fair value of 29% equity interest in Maxline was considered to be the value of the assets surrendered to the Group in this nonmonetary exchange transaction. In 2019, due to weaker than expected operating performance of Maxline, the Group recorded an impairment loss of RMB1.3 million.

<2> Nanyang Herbs

In February 2020, the Group entrusted a nominee to hold trust shares of 50% in Nanyang Herbs and the nominee is to exercise rights in accordance with the instruction of the Group. In February 2020, Nanyang Herbs entered into a research collaboration agreement with Nanyang Technological University (“NTU”) to jointly provide technology and financial support to fund the research project to embark on evidence-based study to illustrate the medicinal values and efficacies of certain herbs. The Group has invested an amount of RMB3.3 million (US$0.5 million) to Nanyang Herbs in 2020 and amount of RMB3.3 million (US$0.5 million) in 2021. Because of the uncertainty of medical research projects, the Group incurred loss of RMB 3.3 million (US$0.5 million) for the year ended December 31, 2020. Also, the Group incurred another loss of RMB 3.3 million (US $0.5 million) for the year ended December 31, 2021.

<3> Beijing Naonao

In August 2020, the Group entered into an investment agreement with Beijing Weiming Naonao Technology Co., Ltd. (“Beijing Naonao”), which aims to develop and operate games designed for therapy purposes. The Group invested RMB3.0 million (US$0.4 million) in Beijing Naonao for an equity interest of 9.09%. Due to the level of uncertainty involved to succeed to develop and launch the game in the future, the Group recorded an impairment loss of RMB3.0 million (US$0.4 million) for the year ended December 31, 2020. In May 2024, the Group entered into an investment agreement with Beijing Naonao to purchase an additional 21.7% shares of Beijing Naonao by cash US$1.5 million and issuance of The9’s 251,290,500 restricted Class A ordinary shares (equivalent to 837,635 ADSs). The total value of investment of Beijing Naonao is RMB 58.4 million (US$ 8.0 million). The restricted Class A ordinary shares to be issued to Beijing Naonao will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 4,737,000 Class A ordinary shares (equivalent to 15,790 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 1,894,800 Class A ordinary shares (equivalent to 6,316 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 947,400 Class A Ordinary shares (equivalent to 3,158 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Beijing Naonao completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its super pro-rata right and, as a result, holds a minimum 51% of the then total share capital of Beijing Naonao.

The Group had held 30% shares of Beijing Naonao after the investment, the equity method has been adopted, and the Group recognized the proportionate share, 30% of Beijing Naonao’s net loss for the period from the effective date, April 1,2024 of equity method through December 31, 2024 of RMB 0.6 million (US$ 0.08 million).

<4> Redblock

In July 2021, the Group entered into an investment agreement with Redblock Inc. (“Redblock “). The Group invested RMB1.9 million (US$0.3 million) in 2021. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2023 and 2024, respectively.

<5> SMI

In June 2021, the Group entered into a subscription agreement with SMI Vantage (“SMI”), which the Group paid RMB 1.6 million (US$0.2 million) to subscribe shares and options of SMI. In August 2021 the Group exercised the options, and paid RMB 4.9 million (US$0.7 million) to obtain additional shares. In April 2022, the Group sold machines to SMI in exchange for additional shares which valued RMB 2.1 million (US$0.3 million). The Group sold 17,600,000 shares of SMI and recorded a realized gain on disposal of equity investee and available - for - sale investments of RMB 1.7 million for the years ended December 31, 2023. The Group sold 90,000 shares of SMI and recorded a realized loss on disposal of equity investee and available - for - sale investments of RMB 7,704 (US$1,055) for the year ended December 31, 2024. The Group recorded loss on change in investment of RMB 10.2 million, gain on change in investment of RMB 4 million, and loss on change in investment of RMB 6.7 million (US$0.9 million) for the years ended December 31, 2022, 2023, and 2024, respectively.

<6> Shanghai Lingjun

In August 2021, the Group entered into an agreement with Shanghai Lingjun Sports Culture Development Co., Ltd. (“Shanghai Lingjun”). The Group invested RMB6.0 million (US$0.9 million) in Shanghai Lingjun for an equity interest of 12.76%. Due to the uncertainty in business development, the Group decided to end the investment and received the investment payback of RMB 4.5 million (US$0.7 million) in 2022 and RMB 1.5 million (US$0.2 million) in March 2023. The Group had no equity interest in Shanghai Lingjun effective March 2023.

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

<8> FF Intelligent (formerly known as Smart King Limited)

In March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5.0 million to F&F through an interest-free loan from Ark Pacific Associates Limited (“Ark Pacific Associates”), an entity affiliated with the Group’s former president. In November 2020, the Group converted the initial deposit of US$5.0 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As a result of this conversion, the capital commitment in the joint venture agreement was deemed released. The prepaid deposit for joint venture was fully impaired in 2019 as the actual progress of the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil. On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of RMB 37.7 million (US$ 5.5 million). The Group recognized a loss on change in investment of RMB 23.4 million (US$ 3.4 million) based on its fair value as of December 31, 2021. As the result, the Group recognized a net gain of RMB 14.3 million (US$ 2.1 million) for the year ended December 31, 2021. The Group recognized a loss on change in investment of RMB 13.5 million, a loss on change in investment of RMB 0.8 million, and a loss on change in investment of RMB 7,864 (US$ 1,077) based on its fair value for the years ended December 31, 2022 and 2023 and 2024, respectively.

<9> Nano Labs

In July 2022, the Group has made a RMB 20.2 million (US$3 million) strategic investment in the initial public offering of Nano Labs to obtain of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In July and August 2022, the Group sold 187,656 ADSs of Nano Labs and received RMB 15.2 million (US$2.2 million), the Group recorded a realized gain on disposal of equity investee and available-for-sale investments of RMB 0.7 million (US$0.1 million). The Group recognized a loss on change in investment of RMB 4.3 million, a gain on change in investment of RMB 0.4 million, and a loss on change in investment of RMB 0.5 million (US$ 0.06 million) based on its fair value for the years ended December 31, 2022, 2023 and 2024, respectively.

<10> Shanyeyunye

In June 2020, the Group entered into an investment agreement with third parties to establish Shandong Shanyeyunye. The Group invested a total of RMB5.0 million (US$0.7 million) in Shanyeyunye for an equity interest of 10%. Shanyeyunye is to establish a joint venture with Shandong Dazhong Digital Culture Technology Co., Ltd. to develop and operate chess and card leisure games in the Province of Shandong. Due to the level of uncertainty involved in the success of developing and launching the game in the future, the Group recorded an impairment loss of RMB5.0 million (US$0.7 million) for the year ended December 31, 2020. In 2022, the Group sold the equity interest of 10% to the third party for a total of RMB 4.7 million (US$0.7 million), for which the Group received a deposit of RMB 3.3 million (US$0.5 million) in 2021 and received the remaining balance of RMB 1.4 million (US$0.2 million) in 2022. The Group had no equity interest in Shanyeyunye since 2022.

<11> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB19.5 million (US$2.8 million) in 2021.The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2023 and 2024, respectively.

<12> SIVA

In 2020, the Group considered to dispose its investment in SIVA and has performed an impairment assessment to consider the recoverable amount of the investment. The Group recorded an impairment loss of RMB10.0 million (US$1.4 million) for the year ended December 31, 2020.

<13> Shanghai Ronglei

In October 2021, the Group entered into an investment agreement with Shanghai Ronglei. The Group invested RMB2 million (US$0.3 million) in 2021 and invested RMB3 million (US$0.4 million) in 2022. Total investment in Shanghai Ronglei amounted to RMB5 million (US$0.7 million), which represented an equity interest of 12.92% as of December 31, 2023 and 2024.

<14> Gameway

In February 2022, the Group entered into an investment agreement with Gameway. The Group invested RMB0.6 million (US$0.09 million) in 2022 or an equity interest of 1.25% as of December 31, 2023 and 2024.

<15> KuaiJin

In May 2024, the Group entered into a definitive share purchase agreement with KuaiJin, a company operating unmanned retail store platform in China, to purchase 15% of KuaiJin by cash of US$1.5 million and issuance of The9’s 318,448,800 restricted Class A ordinary shares (equivalent to 1,061,496 ADSs), the total value of investment of KuaiJin is RMB 67.4 million (US$ 9.2 million). The restricted Class A ordinary shares to be issued to KuaiJin will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 20,940,900 Class A ordinary shares (equivalent to 69,803 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 8,376,300 Class A ordinary shares (equivalent to 27,921 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,188,300 Class A Ordinary shares (equivalent to 13,961 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: KuaiJin completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of KuaiJin.

<16> Shenma

In May 2024, the Group entered into the term sheet, it signed a definitive share purchase agreement with Shenma, a company operating digital human AIGC platform as a service in China, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment of US$1 million and issuance of The9’s 417,880,500 restricted Class A ordinary shares (equivalent to 1,392,935 ADSs), the total value of investment of Shenma is RMB 82.6 million (US$ 11.3 million). The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 33,938,400 Class A Ordinary shares (equivalent to 113,128 ADSs) of The9 shall be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 13,575,300 Class A Ordinary shares (equivalent to 45,251 ADSs) of The9 shall be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of The9 shall be released from the lock-up. The rest of the issued Class A shares shall be released from the lock-up when the following conditions are met: Shenma completes the Qualified IPO with valuation higher than US$200 million.

<17> WeiXiang

In June 2024, the Group entered into a definitive share purchase agreement with WeiXiang., an AI-powered educational technology company in China, to purchase 19% of WeiXiang by cash of US$1.5 million and issuance of The9’s 284,465,400 restricted Class A ordinary shares (equivalent to 948,218 ADSs), the total value of investment of WeiXiang is RMB 60.7 million (US$ 8.3 million). The restricted Class A ordinary shares to be issued to Weixiang will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 24,533,700 Class A Ordinary shares (equivalent to 81,779 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 9,813,600 Class A Ordinary shares (equivalent to 32,712 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,906,800 Class A Ordinary shares (equivalent to 16,356 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: Weixiang completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of Weixiang.

<18> ZTE9

In February 2013, the Group established a joint venture with Shanghai Zhongxing Communication Technology Enterprise Co., Ltd. and Shanghai Ruigao Information Technology Co., Ltd. in Wuxi, Jiangsu Province, for the purpose of developing and operating TV game platforms, TV games and other related businesses. The Group contributed RMB5.2 million (US$0.9 million) to the joint venture, which accounted for 51.5% of the registered capital of the joint venture. As contemplated in the initial agreement, in August 2013, the Group transferred 9% of its equity shares of ZTE9 for a consideration of RMB0.9 million (US$0.1 million) to a ZTE9 employee. In addition, based on a separately signed agreement, the Group also transferred 9% common shares of ZTE9 to certain ZTE9 employees, with recourse provision expiring in three years. This arrangement was in substance share-based compensation, with 3 year vesting requirement. Accordingly, the fair value of these awards was being recognized over the three-year vesting period of the shares. In February 2014, Guangdong Hongtu Guangdian Investment Limited Company made capital investment of RMB12.5 million to the ZTE9 to acquire its 10% shares, and the Group`s ownership in ZTE9 was diluted to 30.15% since then, and the equity method has been adopted. After years of absorbing losses from the joint venture, the group’s investment in the joint venture has been reduced to nil as of December 31, 2014.

In 2020, ZET9 underwent bankruptcy reorganization, and after the reorganization, the Group’s shareholding decreased to 5%. Currently, ZET9 is still in the process of bankruptcy.

<19> Zhenjiang Kexin

In June 2019, the Group completed a share exchange transaction with Comtec Windpark Renewable (Holdings) Co., Ltd. (“Comtec”), which was a private company incorporated under the laws of British Virgin Islands for issuance and sale of 3,444,882 ordinary shares of the Group. In exchange, Comtec transferred 9.9% equity interest in Zhenjiang Kexin, a company incorporated under the laws of PRC. The fair value of 9.9% equity interest in Zhenjiang Kexin was considered to be the value of the assets surrendered to the Group in the nonmonetary exchange transaction. The investment was fully impairment in 2019.

<20> Skychain

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

10. CALL OPTION ASSETS

In 2024, the Group acquired equity interests in Kuaijin and Beijing Naonao through a combination of cash consideration and the issuance of restricted ordinary shares. As part of these transactions, the Group was granted call options, providing the right, but not the obligation, to acquire additional equity interests in the respective investees.

The call options are classified as Level 3 assets within the fair value hierarchy, as defined by ASC 820, due to the use of significant unobservable inputs in their valuation. The fair value of the call option related to Beijing Naonao is estimated using a Monte Carlo simulation model, while the fair value of the call option related to Kuaijin is estimated using the Black-Scholes option pricing model. Both models incorporate key assumptions, including expected volatility, risk-free interest rates, the contractual term of the options, and dividend yield.

The Group reassesses the fair value of the call options at each reporting period, adjusting for changes in market conditions and other relevant factors. Changes in the fair value of the call options are recognized in the consolidated statements of comprehensive income (loss) as either a gain (loss) on fair value of derivative, with a corresponding adjustment to the carrying value of the call option assets.

Key assumptions used in the valuation models were as follows:

	Kuaijin		Beijing Naonao
	Initial	As of December 31,	Initial	As of December 31,
Assumptions	Valuation	2024	Valuation	2024
Expected volatility	69.56%	69.22%	118.18%	96.74%
Risk-free rate	1.83%	1.10%	2.11%	1.15%
Contractual term	2	1.33	3.17	2.34
Dividend yield	0%	0%	0%	0%

The fair value of these options is sensitive to changes in key inputs, particularly expected volatility and the contractual term. These assumptions are updated regularly to reflect prevailing market conditions and the performance of the investees.

Call option assets are as follows:

	Kuaijin	Beijing Naonao	Total	Total
	US$	US$	RMB	US$
	(in thousands)
Transaction Date	May 20, 2024	March 26, 2024	—	—
Expiration date	April 30, 2026	May 2, 2027	—	—
Exercise Price valuation	60,000	—	—	—
Option equity interest	36.00%	21.70%	—	—
The initial valuation of call option assets	222	509	5,207	731
The call option assets at December 31, 2024	72	2,116	15,843	*2,188
Gain (loss) on fair value of derivative	(150)	1,607	10,636	1,457

* The difference of 2,171 USD in consolidated balance sheets is attributable to fluctuations in the exchange rate. According to the financial statements, the USD amount is converted from RMB using an exchange rate of 7.2993.

11. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software and related accumulated depreciation and amortization are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
		(in thousands)	(Note 3)
Computers and equipment	270,992	175,244	24,008
Office furniture and fixtures	1,652	1,592	218
Motor vehicles	3,436	3,667	502
Software	10,542	10,542	1,445
Less: accumulated depreciation and amortization	(192,293)	(174,496)	(23,906)
Net book value	94,329	16,549	2,267

Depreciation and amortization expenses for the years ended December 31, 2022, 2023 and 2024 amounted to RMB91.4 million, RMB86.9 million, and RMB61.5 million (US$8.4 million), respectively. The depreciation and amortization expenses included in cost of revenues are RMB45.4 million, RMB69.4 million, and RMB19.9 million (US$2.7 million) for the years ended December 31, 2022, 2023, and 2024,respectively, and the depreciation and amortization expenses included in general and administrative expense are RMB46.0 million, RMB17.5 million, and RMB41.6 million (US$5.7 million) for the years ended December 31, 2022, 2023, and 2024, respectively. The Group has recorded a gain on disposal of property, equipment, and software amounting to RMB8.8 million and RMB50,000 as other income, net for the years ended December 31, 2022, 2023, respectively. The Group has recorded a loss on disposal of property, equipment, and software amounting to RMB7.3 million (US$1.0 million), net for the year ended December 31, 2024. The Group has recorded impairment loss of equipment of RMB176.9 million, RMB161.0 million, and RMB6.5 million (US$0.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively. In the property, equipment, and software, net, there was a generator set as collateral, which guaranteed Montcompute’s loan on or prior to the deconsolidation date of Montcompute. The Group lost its controlling interest in Montcompute effective on July 31, 2024, and Montcompute’s financial statements has been deconsolidated accordingly.

12. CRYPTOCURRENCIES

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

The Group’s cryptocurrencies comprise the following:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Bitcoins (BTC) <1>	92,205	196,680	26,945
Tether (USDT) <2>	1,547	2,154	295
Ethereum (ETH) <4>	1,302	—	—
Filecoin (Fil) <3>	12,907	7,296	1,000
Total	107,961	206,130	28,240
Less: Cryptocurrencies, restricted-current	17,838	193,938	26,569
Cryptocurrencies , restrict-Non current	2,409	—	—
Balance of Cryptocurrencies	87,714	12,192	1,671

Rollforward Activity of Cryptocurrencies

The following table presents rollforward information about cryptocurrencies from January 1, 2023 to December 31, 2024:

	BTC		USDT		ETH		FIL		BNB		Total
	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB	Quantity	RMB
		in thousands		in thousands		in thousands		in thousands		in thousands	in thousands
Balance as of January 1, 2023	542	60,577	4,210	29	706	49,255	48,800	809	1	2	66,342
Cumulative effect from the adoption of ASU 2023-08	—	350	—	—	—	945	—	237	—	—	1,531
Receipt of BTC from Cryptocurrency Mining, net	851	168,324	—	—	—	—	—	—	—	—	168,324
Receipt of FIL from Cryptocurrency mining	—	—	—	—	—	—	71,035	2,262	—	—	2,262
Receipt of ETH from operating activities	—	—	—	—	42	433	—	—	—	—	433
Receipt of USDT from exchange of other cryptocurrencies	—	—	21,301,249	149,729	—	—	—	—	—	—	149,729
Interest income	0.02	4	12,333	86	2	21	679	20	—	—	131
Proceeds from disposal of mining machines	—	—	553,836	3,915	—	—	—	—	—	—	3,915
Proceeds from disposal of subsidiaries	—	—	—	—	—	—	153,000	4,816	—	—	4,816
Payment for operating activities	(4)	(541)	(21,653,238)	(152,548)	(7)	(69)	(225)	(7)	(1)	(2)	(153,167)
Sale of cryptocurrencies for cash	(375)	(70,539)	—	—	—	—	—	—	—	—	(70,539)
Sale of cryptocurrencies for other cryptocurrencies	(708)	(140,308)	—	—	(663)	(8,716)	—	—	—	—	(149,024)
Exchange gain for RMB/USD translation	—	—	—	335	—	—	—	—	—	—	335
Realized gain on sale/exchange cryptocurrencies	—	40,611	—	—	—	2,225	—	—	—	—	42,836
Change in fair value of cryptocurrencies	—	33,727	—	—	—	1,538	—	4,771	—	—	40,036
Balance as of December 31,2023	306	92,205	218,390	1,547	80	1,302	273,289	12,907	—	—	107,961
Less: Cryptocurrencies, restricted	38	11,444	—	—	—	—	186,383	8,803	—	—	20,247
Balance of Cryptocurrencies	268	80,761	218,390	1,547	80	1,302	86,906	4,104	—	—	87,714
Receipt of BTC from Cryptocurrency Mining, net	262	110,739	—	—	—	—	—	—	—	—	110,739
Receipt of FIL from Cryptocurrency mining	—	—	—	—	—	—	46,780	2,033	—	—	2,033
Receipt of ETH from operating activities	—	—	—	—	0	4	—	—	—	—	4
Receipt of BTC from operating activities	4	1,107	—	—	—	—	—	—	—	—	1,107
Receipt of BTC and USDT from exchange of other cryptocurrencies	17	8,814	8,001,784	56,904	—	—	—	—	—	—	65,718
Reiceipt of USDT from BTC Mortgage borrowing	—	—	12,262,164	87,296	—	—	—	—	—	—	87,296
Proceeds from disposal of mining machines	—	—	319,600	2,283	—	—	—	—	—	—	2,283
Payment for operating activities	(14)	(8,238)	(13,480,935)	(95,944)	—	—	(112)	(4)	—	—	(104,186)
Sale of cryptocurrencies for cash	(145)	(64,472)	(6,260,051)	(44,551)	—	—	—	—	—	—	(109,023)
Sale of cryptocurrencies for other cryptocurrencies	(143)	(53,249)	(593,419)	(4,215)	(80)	(1,905)	(119,410)	(6,339)	—	—	(65,710)
Interest expense	—	—	(167,903)	(1,194)	—	—	—	—	—	—	(1,194)
Exchange gain for RMB/USD translation	—	—	—	28	—	—	—	—	—	—	28
Realized gain on sale/exchange of cryptocurrencies	—	58,027	—	—	—	683	—	2,073	—	—	60,783
Change in fair value of cryptocurrencies	—	51,748	—	—	—	(84)	—	(3,374)	—	—	48,290
Balance as of December 31, 2024	287	196,680	299,630	2,154	—	—	200,547	7,296	—	—	206,130
Less: Cryptocurrencies, restricted	273	187,273	—	—	—	—	183,212	6,665	—	—	193,938
Balance of Cryptocurrencies	14	9,407	299,630	2,154	—	—	17,335	631	—	—	12,192

<1> Bitcoins (BTC)

Since February 2021, the Group has generated Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, the Group is entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration received is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. As of December 31, 2023, the Group owned 306 Bitcoins, included 38 Bitcoins pledged. As of December 31, 2023, the fair value of the pledged Bitcoins was approximately RMB 11.4 million (US$ 1.6 million). A total of 38 BTC was pledged as of December 31, 2023, which consisted of the current portion of 30 BTC with a value of approximately RMB 9.1 million (US$ 1.3 million) and the non-current portion of 8 BTC with a value of approximately RMB 2.4 million (US$ 0.3 million). All of the 38 pledged Bitcoins were released in 2024.

In 2024, the Company signed six pledged loan contracts with Equities First Holdings, LLC. A total of 273 Bitcoins were pledged to obtain a loan of US$12.5 million. As of December 31, 2024, the Group owned 287 Bitcoins, which included 273 Bitcoins pledged. As of December 31, 2024, the fair value of the pledged Bitcoins was approximately RMB 187.3 million (US$ 25.7 million).

<2> Tether (USDT)

Tether is a stablecoin because it was originally designed to always be worth US$1. Since the Group turned the business focus to blockchain industry, from time to time the Group needs to make certain payments in USDT. Therefore, the Group uses US$ to purchase USDT from time to time. As of December 31, 2023 and 2024, the Group owned 218,390 and 299,630 USDT, respectively.

<3>Filecoin (Fil)

Among these cryptocurrencies, the Group had pledged 110 Bitcoins and 1,500,000 USDT to a third party company for the cooperation on Filecoin mining. Since March 2021, the Group started the mining of Filecoin. Unlike other cryptocurrency mining, Filecoin mining on the main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge a certain amount of Filecoins to the main network to start the Filecoin mining. Then the Filecoin main network will reward the miners with Filecoin awards. As such, the Group cooperated with a third-party company where the Group contributed mining machines and the third party contributed Filecoins for pledging to the Filecoin main network. Under this mining cooperation, the Group pledged 110 Bitcoins and 1,500,000 USDT to the third party as security to ensure the third party can receive Filecoins being mined according to the agreed distribution schedule. As of December 31, 2021, all the Filecoins being mined were distributed to the third party according to the agreed distribution schedule and the Group did not own Filecoin as of December 31, 2021. Since it is not probable that a significant reversal of cumulative revenue will not occur, the Group had not recognized any Filecoin mining revenue as of December 31, 2021. The Group started to own the Filecoins being mined from January 1, 2022. The Group started to recognize Filecoin mining revenue and the Filecoin at fair value on the date the Group receives and owns the Filecoin awards. Based on the agreed mining distribution schedule with the third party company, 40 Bitcoins and 1,500,000 USDT were released from the pledge in 2021, nil released in 2022, and 32 Bitcoins were released from the pledge in 2023, with the remaining 38 Bitcoins were released in 2024. As of December 31, 2023, the Group owned 273,289 Filecoin, including 186,383 Filecoin pledged as of December 31, 2023, the fair value of the pledged Filecoin is approximately RMB 8.8 million (US$1.2 million). As of December 31, 2024, the Group owned 200,547 Filecoin, including 183,212 Filecoin pledged as of December 31, 2024. The fair value of the pledged Filecoin is approximately RMB 6.7 million (US$ 0.9 million). All pledged Filecoin can be released within one year, which was recorded as current restricted cryptocurrencies.

<4> Ethereum (ETH)

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

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) at and for each reporting period. The Company’s cryptocurrencies are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current year for any difference between the carrying amount of the Company’s cryptocurrencies at fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $1.5 million cryptocurrencies decrease to accumulated deficit and an increase for the same amount to the Cryptocurrencies account balance on the Consolidated Balance Sheets as of the adoption date, January 1, 2023.

13. OTHER LONG-TERM ASSETS

Other long-term assets are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Prepayments for mining machines	42,456	39,841	5,458
Others	2,030	1,217	167
Total	44,486	41,058	5,625

In March 2021, the Group signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, the Company will purchase 24,000 Antminer S19j Bitcoin mining machines for a total consideration of US$82.8 million payable in installments according to the agreed time schedule. As of December 31, 2024, the Group had prepaid RMB 506.3 million (US$78.5 million), received 21,310 Antminer S19j Bitcoin mining machines (200 units of S19 Bitcoin mining machines are slod drictly to the third party), which are included in the computers and equipment under property, equipment and software, net of RMB 466.5 million (US$69.9 million).

14. PUT OPTION LIABILITIES

In 2024, the Group acquired equity interests in Shenma and Beijing Naonao through a combination of cash consideration and the issuance of restricted ordinary shares. As part of these transactions, the investees were granted the right to repurchase the restricted shares from the Group. Effectively, the Group granted a call option to the investees, which resulted in a corresponding put option liability for the Group.

The put option liabilities are classified as Level 3 fair value measurements under ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs in the valuation. These liabilities are initially measured and subsequently revalued using the Monte Carlo simulation model. The fair value of the put options is sensitive to key assumptions such as expected volatility, risk-free interest rates, the expected term of the options, and assumptions regarding dividend yield. The Group regularly reassesses the fair value of the put options, at least on a semi-annual basis, to reflect changes in market conditions and other relevant factors. Any changes in fair value are recognized in the consolidated statement of comprehensive income (loss) as either a gain (loss) on fair value of derivative, with a corresponding adjustment to the carrying value of the put option liabilities.

Key unobservable inputs used in the valuation of the put options were as follows:

	Shenma		Beijing Naonao
		As of December 31,		As of December 31,
Assumptions	Initial Valuation	2024	Initial Valuation	2024
Expected volatility	69.56%	69.22%	118.18%	96.74%
Risk-free rate	1.83%	1.10%	2.11%	1.15%
Contractual term	2.00	1.33	3.17	2.34
Dividend yield	0.00%	0.00%	0%	0%

The fair value of the put option liabilities is particularly sensitive to changes in expected volatility and the contractual term. These assumptions are updated regularly to reflect prevailing market conditions and the performance of the investees.

Put option liabilities are as follows:

	Shenma	Beijing Naonao	Total	Total
	US$	US$	RMB	US$
	(in thousands)
Transaction Date	May 20, 2024	March 26, 2024	—	—
Expiration date	April 30, 2026	May 2, 2027	—	—
Number of invstees’ shares acquired	14,250	—	—	—
Option equity interest	19.00%	21.70%	—	—
The initial valuation of put option liabilities	199	884	7,718	1,083
The put option liabilities at December 31, 2024	14	275	1,923	*289
Gain on fair of derivative	185	609	5,795	794

* The difference of 263 USD in consolidated balance sheets is attributable to fluctuations in the exchange rate. According to the financial statements, the USD amount is converted from RMB using an exchange rate of 7.2993.

15. LEASES

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

The items related to operating lease in the consolidated balance sheets are summarized below:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Operating lease right-of-use assets	6,869	4,283	587
Operating lease liabilities-current portion	4,373	2,841	389
Operating lease liabilities-non-current portion	2,788	1,604	220

Lease cost recognized in the Group’s consolidated statements of operations and comprehensive income (loss) is summarized as follows:

	Classification in Consolidated
	Statements of Operations
	and Comprehensive Income (Loss)	December 31, 2023	December 31, 2024	December 31, 2024
		RMB	RMB	US$
		(in thousands)		(Note 3)
Operating lease cost	Operating expenses	5,428	4,602	630
Cost of other leases with terms less than one year	Operating expenses	80	85	12
Total		5,508	4,687	642

Maturities of operating lease liabilities are as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Due within one year	4,612	2,969	407
Due in the second year	2,734	444	61
Due in the third year	101	455	62
Due in the forth year	—	466	64
Due in the fifth year	—	415	57
Total lease payments	7,447	4,749	651
Less: imputed interest	(286)	(304)	(42)
Total	7,161	4,445	609

The following table summarizes the lease term and discount rate for the Company’s operating lease as of December 31, 2024:

Operating Lease
Weighted average remaining lease term (in years)	1.99
Weighted average discount rate	4.65%

As of December 31, 2024, the Group does not have significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental cash flow information related to operating leases is as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Cash paid for amounts included in the measurement of operating lease liabilities	6,196	4,817	660

16. TAXATION

Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2022, 2023 and 2024. Therefore, no Hong Kong income tax has been provided for in the years presented.

Singapore

The Group’s subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the years ended December 31, 2022, 2023 and 2024. Therefore, no Singapore income tax has been provided for in the years presented.

PRC

The Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. The Group’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. The subsidiaries that hold a “High and New Technology Enterprise” (“HNTE”) qualification are subject to a 15% preferential EIT rate. The HNTE qualification is valid for three years and every qualified HNTE company is required to re-apply for it in the three years after receiving approval. In October 2017, Shanghai IT renewed its HNTE qualification and obtained approval in 2018, which entitles Shanghai IT to enjoy a preferential EIT rate of 15% during the period from 2018 to 2020. As HNTE qualification has expired in November 2020, Shanghai IT is no longer entitled the HNTE qualification benefits. As Shanghai IT did not have taxable income for the years ended December 31, 2022, 2023 and 2024, Shanghai IT has not benefited from this preferential income tax rate.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)			(Note 3)
PRC	—	—	—	—
Deferred tax assets
PRC	(35,243)	(3,760)	63,310	8,673
Other jurisdictions	—	—	—	—
Subtotal	(35,243)	(3,760)	63,310	8,673
Change in valuation allowance
PRC	35,243	3,760	(63,310)	(8,673)
Other jurisdictions	—	—	—	—
Subtotal	35,243	3,760	(63,310)	(8,673)
Income tax expense	—	—	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2024

PRC statutory EIT rate	25%	25%	25%
Effect of different tax rates in other jurisdictions	0%	0%	(270)%
Change in future tax rate (upon expiration of preferential rate)	0%	(1)%	0%
Change of prior year deferred tax assets	(11)%	(37)%	16%
Change of valuation allowance	(20)%	194%	174%
Income not subject to tax and non-deductible expenses, net	0%	16%	(2)%
Effect of expired net operating loss	6%	(197)%	57%
PRC withholding tax	0%	0%	0%
Effective EIT rate	0%	0%	0%

Significant components of deferred tax assets

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
		(in thousands)	(Note 3)
Temporary differences related to expenses and accruals	620	530	73
Temporary differences related to impairment on advances to suppliers	306	306	42
Temporary differences related to provision for doubtful accounts	549	600	82
Temporary differences related to depreciation, amortization, and impairment of equipment and intangible assets	(3,402)	(3,392)	(465)
Startup expenses and advertising fees	54	33	5
Temporary differences related to equity investments	9,252	7,747	1,061
Temporary differences related to provision for prepayment for equipment	—	—	—
Tax loss carry forwards	77,500	142,365	19,504
Total deferred tax assets	84,879	148,189	20,302
Less: Valuation allowance	(84,879)	(148,189)	(20,302)
Total deferred tax assets	—	—	—

Movement of valuation allowance on deferred tax assets

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
		(in thousands)	(Note 3)
Beginning balance	88,640	84,879	11,629
Decrease in valuation allowance	(3,760)	63,310	8,673
Ending balance	84,879	148,189	20,302

For the years ended December 31, 2023 and 2024, the Group recorded a decrease of valuation allowance of approximately RMB 3.8 million and increase of RMB 63.3 million (US$8.7 million), respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring as unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

As of December 31, 2024, the Group’s PRC subsidiaries had net operating loss carry forwards amounting to RMB 569.5 million which will expire from 2025 to 2029. The Group has provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiry. According to Caishui [2018] No. 76, with effect from January 1, 2018, losses of qualified HNTE in the current year occurred five years before the year in which the entity qualified for HNTE and have not been made up shall be allowed to be carried forward to subsequent years to be made up, and the maximum carry-forward period shall be extended from five years to ten years.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its PRC subsidiaries with operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries established in PRC have been provided as of December 31, 2023 and 2024. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these VIE do not have any accumulated earnings as of December 31, 2023 and 2024. The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2023 and 2024. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2022, 2023 and 2024, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2024, the Group is subject to examination by the PRC tax authorities.

17. LOAN

The following tables present the loan information as of December 31, 2023 and 2024:

December 31, 2023:
	Collateral		Loan*
		BTC	RMB	USD
(Amount in thousands, except BTC)
Total	—	—	—	—

	December 31, 2024:
	Collateral		Loan*
		BTC	RMB	USD
	(Amount in thousands, except BTC)
Total	—	273	89,102	12,207

In 2024, the Group pledged a total of 273 BTC to Equities First Holdings to obtain a loan. The Maturity Date for each Tranche Loan Agreement shall be twelve months subsequent to the occurrence of the Closing Date of each Tranche. The Group shall pay to the Lender simple Interest on the Loan Principal Amount for the term of the Loan at a fixed Interest rate of 3.25% per annum. As of December 31,2024, the accrued interest is RMB432,355 which included in the interest payable line item. Loan as of December 31, 2023 and 2024 amounted to nil and RMB89.1 million (US$12.2 million), respectively. The deferred loan cost of nil and RMB 841,826 as of December 31, 2023 and 2024, respectively.

18. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)		(Note 3)
Funds raised for CrossFire New Mobile Game	29,549	29,549	4,048
Professional services	796	2,677	367
Agency commission fees payable	2,203	—	—
Staff cost related payables	5,816	5,018	687
Office expenses	2,008	1,261	173
Product development services	15	655	90
Other payables	1,621	2,074	284
Hosting service fee	342	2	—
Others	565	430	59
Loan	1,261	—	—
Total	44,176	41,666	5,708

The Group has financed the early phase development of CrossFire New Mobile Game through fundraising from the Inner Mongolia Culture Assets and Equity Exchange. As of December 31, 2022, the Group had raised RMB57.5 million (US$7.9 million). The Group does not plan to finance the remaining RMB100.0 million (US$13.7 million) from the planned fundraising arrangement, and due to non-recovery of the advance financing fee, the Group fully impaired the advance financing fee in 2018.

In April 2020, Inner Mongolia Culture Assets and Equity Exchange filed a civil claim against the Group to recover RMB57.5 million (US$7.9 million) of principal and RMB4.6 million (US$0.6 million) of interest that the Group has previously raised to finance the early phase development of CrossFire New Mobile Game. The Group cooperated with a third-party company for development and operation of CrossFire New Mobile Game and plan to apply for the requisite license from GAPPRPT for CrossFire New Mobile Game as soon as development of the game is finalized to launch the game. In October 2020, Intermediate Court of Changsha City, Hunan Province issued a decision to reject all claims against the Group. As of the filing date, no appeal claim has been made by Inner Mongolia Culture Assets to the sentence of the court.

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

In late 2021, the Group entered into a share purchase agreement with a third party 51miner Limited (“51miner”) to sell all its equity interest in Niulian Technology (Shaoxing) Co. Ltd. (“Niulian”) to 51miner. Before the disposal, Niulian held certain BTC, FIL and XCH mining machines and mined these cryptocurrencies in China. Since the regulatory risk of mining in China had been increasing, The9 decided to transfer those machines which can mine overseas to NBTC based on net book value. Therefore, as of the disposal date, the Group recorded RMB30.6 million (US$4.2 million) as other payables. As of December 31, 2024, the Group’s balance due to Niulian was RMB 1.5 million (US$0.2 million), which included in other payables.

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

The remaining refund liability relating to the activated but unconsumed WoW game points amounted to RMB170 million (US$23.3 million), the remaining advance from customer about WoW amounted to RMB 5.3 million (US$0.7 million).Albeit the fact that there has been no claim of refund for more than 10 years, the Group previously took a conservative approach and decided that it would not be released from this liability until 2029 unless it publicly announces a refund policy. In 2023, the successor of the WoW game license in China also ceased the operation of WoW in China. To the Group’s knowledge, there has been no noticeable public complaint relating to refund. The Group then reconsidered whether it is still reasonable to keep the refund liability on the balance sheet. The Group believes that the likelihood as to certain gamer comes to the Group to claim unconsumed WoW game points is remote, primarily because (i) back to the years when the Group operated WoW, the majority of the Company’s sale of WoW game points was through physical game cards as the electronic payment system in China was not well-developed like these days; it is unlikely that gamers still keep any physical WoW game cards, (ii) there has not been any occurrence of refund claim in more than 10 years since the Company ceased the operation of WoW game, and due to the inactivity, the Group already disposed the computer servers that were used to store the operating data of the WoW game for cost considerations, and (iii) when the successor of the WoW game license in China took over the WoW game, it allowed the gamers to keep their unconsumed WoW game points and transited to its domain, which also makes it unlikely for gamers to claim refunds from the Group after all these years.

The Group engaged an external legal counsel to look into this matter, analyzed different scenarios regarding such potential claims from different parties against the Group. Based on their legal opinion, for all who may have the right to claim the refund from the Group, the statute of limitations applicable to their claims have expired, there are no other statutory circumstances of suspension or interruption of the statute of limitations. Therefore, there is no need to apply the protection of the maximum statute of limitations of 20 years, and these potential plaintiffs had lost the right to win the lawsuit. The external legal counsel further concluded that these potential plaintiffs had been unable to realize their claims through legal means and that the debt between these subjects and the Group had been extinguished from the legal point of view. Therefore, under ASC 405, the Group derecognized such liability and recognized a gain on extinguished liabilities of WoW of RMB175.3 million (US$24.0 million) as of and for the year ended December 31, 2023.

20. CONVERTIBLE NOTES

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

The Group issued a convertible promissory note accrued interest at 6.00% per annum on March 17, 2021 at $20 million that matured on March 17, 2022 and has been postponed until March 17, 2024. Until March 17,2024, this convertible note is still outstanding, based on the old amendment contract, the Group obtained the new matured date to March 17, 2025 and treated the amendment as effective December 31, 2023. The Group also was required to issue ADSs having a fair value of $2,444,444 as commitment shares value, subsequent to the Group having an effective registration statement for the underlying shares or on September 17, 2021. The Group issued 3,277,050 shares on May 6, 2021 having a fair value of $2,444,444. The March Note is convertible into shares of ADSs at the lower of the conversion price of 90% of the average 5 day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice. The March Note has anti-dilution protection in the event of certain stock splits.

On August 4, 2022 (the “Original Issue Date”), the Group entered into a Securities Purchase Agreement (“Purchase Agreement”) and a 6% Convertible Debenture Agreement (the “Note Agreement”) with an accredited private investor (the “Investor” or “Holder”) pursuant to which the Group agreed to issue and sell in a private placement to the Investor an aggregate principal amount of $5,500,000 of convertible note due August 3, 2023. The Note carried an original issue discount of $500,000 (the “OID”). In addition, the Company agreed to pay $15,000 to Investor to cover Investor’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Securities (the “Transaction Expense Amount”), which amount will be reduced from the amount funded hereunder. The “Purchase Price”, therefore, shall be $4,985,000. The $5,500,000 convertible note was repaid in full in 2023.

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

On November 13, 2023, the Company sold and issued two-year 3% per annum convertible promissory note to Bripheno PTE. LTD., which is a third party, at the purchase price of US$6 million with the conversion price of USD15 per ADS, and warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. The price at which the Lender has the right to convert all or any portion of the Outstanding Balance into ADSs is $15 per ADS or US$ 0.05 per Class A ordinary share.

The Group evaluated the embedded derivative resulting from the conversion feature within the Indenture for bifurcation from the March Note. The conversion feature of the March Note was not deemed clearly and closely related to the March Note and was bifurcated as a standalone derivative. The Group recorded this embedded derivative liability as a current liability on its consolidated balance sheets with a corresponding debt discount, which is netted against the principal amount of the 6.0% Notes. The Group is accreting the debt discount associated with the March Note and ADSs to interest expense over the term of the agreement using the effective interest rate method. The fair value of the conversion option related to the March 2021 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 205.94%, (3) weighted average risk-free interest rate of 0.07%, (4) expected life of 1 year, and (5) estimated fair value of the Group’s ADSs of $42.39 per share. The following assumptions used at December 31, 2022: (1) dividend yield of 0%; (2) expected volatility of 107.09%, (3) weighted average risk-free interest rate of 4.73%, (4) expected life of 1.21 year, and (5) estimated fair value of the Group’s ADSs of $0.44 per share. The following assumptions used at December 31, 2023: (1) dividend yield of 0%; (2) expected volatility of 120.48%, (3) weighted average risk-free interest rate of 4.79%, (4) expected life of 1.21 year, and (5) estimated fair value of the Group’s ADSs of $0.67 per share. The $20,000,000 convertible note was repaid in full in 2024.

The fair value of the conversion option related to the November 2023 Note was calculated using the Black-Scholes option pricing model, using the following assumptions at issuance: (1) dividend yield of 0%; (2) expected volatility of 110.09%, (3) weighted average risk-free interest rate of 5.02%, (4) expected life of 2 years.

The following table provides a summary of the changes in convertible notes, net of unamortized discount, during 2024:

	2024
Balance at January 1,	RMB (in thousands)	66,679
Reverse of Debt discount from extension fee		2,203
Repayment of convertible debt		(34,390)
Conversion of convertible debt into ordinary shares		(19,429)
Amortization of debt discount		28,752
Exchange rate change on convertible notes’ face value		(754)
Convertible debt-current, at December 31		43,061
Convertible notes, net at December 31,	RMB	43,061

As of December 31, 2024 and December 31, 2023, the Group had the following convertible notes outstanding:

	December 31, 2024				December 31, 2023
			Accrued				Accrued
	Principal		Interest		Principal		Interest
March 2021 $20,000,000 Notes convertible into ADS common stock, 6% interest, due March 2024	RMB	129,956	RMB	18,084	RMB	129,956	RMB	16,383
August 2022 $5,500,000 Notes convertible into ADS common stock, 6% interest, due August 2023	RMB	—	RMB	—	RMB	37,200	RMB	3,104
November 2023 $6,000,000 Notes convertible into ADS common stock, 3% interest, due November 2025	RMB	43,061	RMB	1,480	RMB	43,061	RMB	170
Modified the CB principal	RMB	2,989	RMB	—	RMB	2,989	RMB	—
Conversion of convertible debt into ordinary shares	RMB	(98,428)	RMB	(14,494)	RMB	(78,999)	RMB	(14,169)
Repayment of convertible debt	RMB	(38,170)	RMB	(3,590)	RMB	(42,903)	RMB	(5,219)
Exchange rate change on convertible notes’ face value	RMB	3,653	RMB	—	RMB	6,330	RMB	—
Total Convertible Notes Payable, Net	RMB	43,061	RMB	1,480	RMB	97,634	RMB	268
Less: Debt Discount		—		—		(30,955)		—
	RMB	43,061	RMB	1,480	RMB	66,679	RMB	268

Amortization of debt discount and interest expense for the years ended December 31, 2024, 2023 and 2022 on the convertible notes payable amounted to RMB 31.8 million (US$4.4 million), RMB 31.2 million and RMB 23.2 million, respectively.

21. WARRANTS

In January 2021, the Group entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, the Group issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per Class A ordinary share and 207,891,840 warrants in aggregate, each warrant representing the right to purchase one Class A ordinary share, to the Investors in February 2021. The warrants are divided into four equal tranches: Tranche I Warrants, Tranche II Warrants, Tranche III Warrants and Tranche IV Warrants. The exercise price of each of the Tranche I Warrants, Tranche II Warrants and Tranche III Warrants is US$0.1233 per Class A ordinary share while the exercise price of the Tranche IV Warrants is US$0.2667 per Class A ordinary share. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$122 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.18%), (2) expected warrant life of 3 years, (3) expected volatility of 190%, and (4) expected dividend yield of 0. In July 2022, our board of directors approved to cancel 51,972,960 Tranche IV warrants previously granted. The fair value of the remaining Tranche I/II/III warrants was US$92 million. The warrants expired in 2024.

In April 2021, the Group completed an underwritten offering with Maxim Group LLC. In this transaction, The Group issued 112,953,000 Class A ordinary shares, or 3,765,100 American Depositary Shares (“ADSs”) and warrants to purchase 2,823,825 ADSs. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each warrant has an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. In addition, the underwriter Maxim Group LLC also subscribed the over-allotment for an additional 16,942,800 Class A ordinary shares, or 564,760 ADSs and warrants to purchase 423,570 ADSs at the same price. The over-allotment warrants also have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. These warrants are classified as equity and so there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$94 million. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.37%), (2) expected warrant life of 3 years, (3) expected volatility of 236%, and (4) expected dividend yield of 0. The warrants expired in 2024.

On November 13, 2023, the Company sold and issued (i)150,000,000 Class A ordinary shares (equivalent to 500,000 American Depository Shares, or ADSs) at a price of USD12 per ADS; (ii)two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of USD15 per ADS and (iii)warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance. All of the above securities are subject to a 6-month lock up period. The Company has raised a total of US$12 million as the aggregate consideration for the securities. These warrants are classified as equity and there is no remeasurement to the warrants after initial recognition. The fair value of these warrants as of the initial recognition was US$488,881. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (5.02%), (2) expected warrant life of 2 years, (3) expected volatility of 111%, and (4) expected dividend yield of 0.

22. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated.

Level 3 — Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants.

Fair value of call option assets and put option liabilities categorized within Level 3 of the fair value hierarchy involves using unobservable inputs. These inputs are typically based on the entity’s own assumptions about market participant behavior, as observable market data is not available. Here are some common assumptions and considerations: 1) Valuation Techniques: (i) Monte Carlo Simulation: the fair value of the call option related to Beijing Naonao and the fair value of put option liabilities of Shenma and Beijing Naonao are estimated using a Monte Carlo simulation model. The fair value of the call option related to Kuaijin is estimated using the Black-Scholes option pricing model. 2) Significant unobservable inputs: Both models incorporate key assumptions, including expected volatility (69.22%-118.18%), risk-free interest rates (1.1%-2.11%), the contractual term of the options (1.33-3.17), and dividend yield (0%).

The following table summarizes the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets:	(in thousands)
Investments accounted for under readily determinable fair values	8,194	—	—	8,194
Cryptocurrencies	107,961	—	—	107,961
Call option assets	—	—	—	—
Total	116,155	—	—	116,155
Liabilities:
Conversion Feature Derivative Liability	28,605	—	—	28,605
Put option liabilities	—	—	—	—
Total	28,605	—	—	28,605

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	USD
					(Note 3)
Assets:	(in thousands)
Investments accounted for under readily determinable fair values	1,020	—	—	1,020	139
Cryptocurrencies	206,130	—	—	206,130	28,240
Call option assets	—	—	15,843	15,843	2,171
Total	207,150	—	15,843	222,993	30,550
Liabilities:
Conversion Feature Derivative Liability	—	—	—	—	—
Put option liabilities	—	—	1,923	1,923	263
Total	—	—	1,923	1,923	263

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

Only Mr. Jun Zhu and Incsight Limited (“Incsight”) hold Class B ordinary shares. As of December 31, 2024, there were 3,739,074,993 ordinary shares issued and outstanding, being the sum of 3,675,467,659 Class A ordinary shares and 63,607,334 Class B ordinary shares.

24. EMPLOYEE BENEFITS

Full-time employees of the Group’s subsidiaries and VIE subsidiaries registered in the PRC are entitled to statutory staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These subsidiaries and VIE subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive income (loss) for such employee benefits amounted to RMB6.4 million, RMB5.5 million and RMB4.4 million (US$0.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

25. SHARE-BASED COMPENSATION

25.1 Share Option Plan

On December 15, 2004, in connection with its initial public offering, the Company adopted a share option plan (“2004 Option Plan”). As of December 31, 2013, the total number of ordinary shares reserved in the 2004 Option Plan was 6,449,614 shares. The maximum contractual term of the awards under this plan shall be no more than five years from the date of grant. The options granted under this plan shall be at the money on the date of grant and typically vest over a three-year period, with one third of the options to vest on the each of the anniversary after the grant date. The 2004 Option Plan was amended in November 2015 to increase the maximum aggregate number of ordinary shares to 14,449,614 shares. The 2004 Option Plan was amended in August 2016 to increase the maximum aggregate number of ordinary shares to 34,449,614 shares. On June 6, 2017, the Group and optionees have entered into certain stock option agreements, pursuant to which the Group has granted to the optionees options to acquire the ordinary shares, par value US$0.01 each, of the Group. According to the agreements, 6,328,535 options were exercised to ordinary shares, and 10,806,665 options were canceled. In December 2018, the 2004 Option Plan was amended to increase the maximum aggregate number of ordinary shares to 100,000,000 shares. By the amendment to the Option Plan in August 2021, we increased the total number of ordinary shares reserved under the Option Plan from 100,000,000 to 250,000,000. In addition, the 2004 Option Plan was amended in April 2023 to increase maximum number of ordinary shares to 550,000,000. As of December 31, 2024, options to purchase 50,000 ordinary shares were expired and 1,613,704,900 ordinary shares were available for future grant under the 2004 Option Plan.

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

In June 2024, our board of directors and board committees authorized and approved the issuance of 11,250,000 Class A ordinary shares, pursuant to the Option Plan, to the company’s consultants who provided advisory services in connection with entering into relevant share purchase agreements with investees companies engaged in AIGC business.

In October 2024, our board of directors and board committees authorized and approved the issuance of 63,947,400 Class A ordinary shares, pursuant to the Stock Option Plan, to the company’s consultant who provided advisory services in connection with entering into the Publishing Agreement with Wemade Co., Ltd.

From December 2024 to February 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 5,929,200 Class A ordinary shares to the company’s consultants who provided advisory services in connection with entering into the definitive joint venture agreements with online game operations and marketing companies.

Share-Based Compensation

For the years ended December 31, 2022, 2023 and 2024, the Group recorded share-based compensation of RMB202.3 million, RMB70.8 million and RMB44.7 million (US$6.1 million), respectively, for restricted ordinary shares granted to the Group’s employees and directors.

As of December 31, 2024, there was approximately RMB269.7 million (US$36.9 million) unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested options and restricted shares with performance condition. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

26. RELATED PARTY TRANSACTIONS AND BALANCES

Transaction with Mr. Jun Zhu

Mr. Jun Zhu, the chairman and chief executive officer, provided loans of nil and nil to the Group in 2023 and 2024, respectively. The Group has repaid a total of RMB9.5 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2023 and 2024, respectively. The loans were interest-free and the outstanding balance of RMB2.0 million and nil remained as of December 31, 2023 and 2024, respectively.

In November 2024, the Company issued a total of 50,000,000 Class B ordinary shares to Mr. Jun Zhu, at a price of $0.0297 per share. The transaction was valued at RMB 10,660,221 (USD$1,485,000), which approximates the fair value of the shares at the issuance date and is included in stock-based compensation expenses for the year ended December 31, 2024.

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

27. (LOSS) INCOME PER SHARE

Loss per share is calculated as follows:

	For the year	For the year	For the year	For the year
	ended December	ended December	ended December	ended December
	31, 2022	31, 2023	31, 2024	31, 2024
	RMB	RMB	RMB	US$
			(in thousands)	(Note 3)
Numerator:

Loss from continuing operations	(693,406)	(144,277)	(73,642)	(10,089)
Gain (loss) from discontinued operations, net	(286,086)	156,853	—	—
Net loss attributable to noncontrolling interest	(4,633)	(7,427)	(218)	(30)
Net (loss) income attributable to shareholders of ordinary shares	(974,859)	20,003	(73,424)	(10,059)

Denominator:

Denominator for basic and diluted (loss) income per share – weighted-average shares outstanding	720,237	1,010,895	1,403,166	1,403,166

Net (loss) income attributable to shareholders of ordinary shares per share
- Continuing operations – basic and diluted	(0.96)	(0.14)	(0.05)	(0.01)
- Discontinued operations – basic and diluted	(0.40)	0.16	—	—
- Total – basic and diluted	(1.36)	0.02	(0.05)	(0.01)

The Company had 271,620,613, 520,698,343 and 193,650,000 stock options, warrants and non-vested shares outstanding as of December 31, 2022, 2023 and 2024, respectively, which were excluded in the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive due to the net loss reported in such periods.

28. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIE of the Group established in the PRC must make appropriations from after-tax profit to non-distributable reserved funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserved fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, and the staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities was nil for the years ended December 31, 2022, 2023 and 2024. The accumulated reserves as of December 31, 2023 and 2024 were RMB10.6 million and RMB7.3 million (US$1.0 million). In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of RMB88 million and RMB144.5 million (US$19.8 million) as of December 31, 2023 and 2024, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2023 and 2024, approximately RMB77.4 million and RMB137.2 million (US$18.8 million), were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

29. NONCONTROLLING INTEREST

The following schedule shows the movement on the noncontrolling interests of The9 Limited for the years ended December 31, 2022, 2023 and 2024.

	RMB	US$
		(Note 3)
	(in thousands)
Noncontrolling interests on December 31, 2021	13,015	1,783
Net loss attributable to noncontrolling interests	4,633	635
Contributions from noncontrolling interests	(40)	(5)
Noncontrolling interests from consolidation since acquisition	163	22
Noncontrolling interests on December 31, 2022	17,771	2,435
Net loss attributable to noncontrolling interests	7,427	1,017
Contributions from noncontrolling interests	(262)	(36)
Noncontrolling interests from consolidation since acquisition	—	—
Noncontrolling interests on December 31, 2023	24,936	3,416
Net loss attributable to noncontrolling interests	218	30
Contributions from noncontrolling interests	(1,099)	(151)
Noncontrolling interests from consolidation since acquisition	(10,278)	(1,408)
Noncontrolling interests on December 31, 2024	13,777	1,887

30. ORDINARY SHARES CONTIGENTLY REDEEMABLE

In 2024, the Group issued restricted shares in exchange for investment, and the investees have the right to force redemption or cancel all or a portion of the Company’s consideration shares which remain locked up and are held by investees. For Beijing Naonao, Beijing Naonao has the right to force redemption or cancel all or a portion of the Company’s consideration shares which remain locked up and are held by Beijing Naonao. For Shenma Limited, Shenma has the right to force redemption or repurchase from the Company of their restricted shares or cancel all or a portion of the Company’s consideration shares which remain locked up and are held by Shenma,. Accordingly, the Company’s consideration shares are redeemable and are presented as a temporary equity in the mezzanine section of the balance sheet. The total redeemable restricted shares as of December 31, 2024, amounted to 669,171,000.

Ordinary shares contingently redeemable is as follows:

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 3)
		(in thousands)
Ordinary shares contingently redeemable ending balance	—	102,638	14,061

31. DISPOSAL OF SUBSIDIARIES

The9 Interactive Inc. was a wholly-owned subsidiary of The9 Limited. Since all the business activities have been terminated from 2019, The9 Interactive Inc. was converting into dormant status. The9 decided to dispose the company by December 31, 2022. The Group had recorded a loss of RMB 3.7 million (US$0.5 million) as of and for the year ended December 31, 2022 as loss on disposal of subsidiaries.

In late 2021, we formally stepped into the NFT business. Up to year 2023，the financial performance of NFT business was extremely poor, the Company decided to terminate the wholly- owned NFT business and began to seek a buyer for this business in the first half of 2023. On October 13, 2023, The9 Limited signed the share sale contract with PT. DIFI NFT INDONESIA, which is a third party. The Group sold 1 Ordinary share of NFTSTAR Singapore Pte. LTD. (the parent company of NFT relevant business group) to the Purchaser for SGD 1.00. The Group had recorded a net gain of RMB 158.8 million (US$22.4 million) as of and for the year ended December 31, 2023 as gain on disposal of discontinued operations, net of tax.

NSWAP Singapore PTE.LTD. (“NSWAP”) was a wholly-owned subsidiary of The9 Limited. Since NSWAP was in a dormant state for over one year, the Group submitted the shutdown application and obtained the approval from the Accounting and Corporate Regulatory Authority in November 2023. The Group had recorded a loss of RMB 0.3 million (US$0.04 million) as of and for the year ended December 31, 2023 as loss on disposal of subsidiaries.

City Channel Ltd. was a wholly-owned subsidiary of The9 Limited, which was established in the Hong Kong (the “HK”) under the laws of the HK. Since City Channel Ltd was in a dormant state for years, the Group submitted the shutdown application and City Channel Ltd has been closed in January 2024. The Group has recorded a gain of RMB 7.5 thousand (US$1.0 thousand) as of and for the year ended December 31, 2024.

System Run Limited was a wholly-owned subsidiary of The9 Limited, which was established in the Cayman Islands (the “Cayman”) under the laws of the Cayman. Since System Run Limited was in a dormant state for years, the Group submitted the shutdown application, and System Run Limited has been closed in January 2024. Since System Run Limited did not conduct any business, there is no disposal gain or loss.

FF The9 China Joint Venture Limited was a subsidiary of The9 Limited, which was established in the Hong Kong (the “HK”) under the laws of the HK. Since FF The9 China Joint Venture was in a dormant state for years, the Group submitted the shutdown application, and FF The9 China Joint Venture Limited has been closed in January 2024. Since FF The9 China Joint Venture Limited did not conduct any business, there is no disposal gain or loss.

NCHIP COMPUTING PTE. LTD was a wholly-owned subsidiary of The9 Limited, which was established in Singapore under the laws of Singapore. Since NCHIP COMPUTING PTE. LTD was in a dormant state for over one year, the Group submitted the shutdown application, and NCHIP COMPUTING PTE. LTD has been closed in April 2024. Since NCHIP COMPUTING PTE. LTD did not conduct any business, there is no disposal gain or loss.

New Star International Development Limited was a wholly-owned subsidiary of The9 Limited (“The9”), which was established in the Hong Kong (the “HK”) under the laws of the HK. Since New Star International Development Limited was in a dormant state for over one year, the Group submitted the shutdown application, and New Star International Development Limited has been closed in February 2024. Since The9 New Star International Development Limited did not conduct any business, there is no disposal gain or loss.

Montcompute Ltd. (“Montcompute”) was a majority-owned subsidiary of the Group, with a 61% equity interest. The entity was incorporated in Canada under Canadian law in 2021.

On July 31, 2024, the Group entered into an agreement to voluntarily relinquish a portion of its equity interest in Montcompute without receiving any consideration. As a result of this transaction, the Group’s ownership was reduced from 61% to 30%. The decision to reduce its stake was based on concerns regarding Montcompute’s long-term business prospects and internal strategic misalignments. Effective August 1, 2024, Montcompute no longer met the criteria for consolidation, and the Group deconsolidated the entity in accordance with ASC 810, Consolidation.

Following the loss of control, the Group retained one seat on Montcompute’s board of directors, allowing it to exercise significant influence over Montcompute’s financial and operational decisions. Accordingly, as of August 1, 2024, the Group accounts for its 30% remaining interest in Montcompute under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

As of the deconsolidation date, Montcompute’s net assets totaled RMB1.8 million (US$0.3 million). The Group recognized its 30% retained interest at RMB 0.55 million (US$ 0.08 million), which represented the fair value at the date of the transaction. In connection with the deconsolidation, the Group recorded a loss of RMB 11.6 million (US$1.6 million) during the year ended December 31, 2024.

For the period from August 1, 2024 to December 31, 2024, Montcompute incurred a net loss of RMB4.9 million (US$0.7 million). The Group’s share of this loss under the equity method was RMB 1.5 million (US$ 0.2 million). However, in accordance with ASC 323-10-35-20, the Group recognized its share of losses only to the extent of its investment balance. As of December 31, 2024, the Group’s investment in Montcompute was RMB 0.55 million (US$ 0.08 million), and this amount was fully recognized as its share of the loss for the reporting period ended December 31, 2024.

Niuxin US Inc. (Niuxin) was a wholly-owned subsidiary of NBTC Limited (HK), which was established in the United States of America (the “USA”) under the laws of the USA. Niuxin has been closed in December 2024. The Group has recorded a gain of RMB 2,190 (US$300) as of and for the year ended December 31, 2024.

32. COMMITMENTS AND CONTINGENCIES

32.1 Other operating commitments

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

In May 2024, the Group entered into an exclusive publishing license agreement with Wemade Co., Ltd. The Group will exclusively publish and service the new MIR M game in mainland China. According to the agreement, the total license fee is RMB 18.0 million and the total minimum payment is RMB 42.0 million. As of December 31, 2024, the Group has prepaid for the license fee of RMB 9.0 million (US$ 1.2 million) and prepaid minimum payment of RMB 9.0 million (US$ 1.2 million). The remaining license fee of RMB 9.0 million will be paid after the close beta testing date, and the second minimum payment of RMB 9.0 million will be paid after the close beta testing date and the remaining minimum payment of RMB 24.0 million will be paid after commercial launch.

32.2 Contingencies

Legal Proceedings

Due to the Group’s failure to repay the convertible notes in a timely manner as stipulated in the previous deed of settlement and its amendments, in May 2020, Splendid Days obtained an injunction order from the Court of First Instance of the Hong Kong Special Administrative Region prohibiting the Group from disposing its assets worldwide up to the value of US$55.5 million and such injunction order was also registered in the High Court of the Republic of Singapore. In May 2020, Splendid Days also commenced an arbitration proceeding in Hong Kong under the rules of the Hong Kong International Arbitration Centre against the Group. On May 29, 2020, the Group entered into a Settlement Deed with Splendid Days and other parties named therein to settle the Convertible Notes. The injunction order against the Group had been discharged. As of December 31, 2021, the arbitration proceeding has not been terminated. In April 2022, the Group has negotiated and intends to sign another settlement deed pursuant to which the Group agreed to pay Splendid Days and a third-party total of approximately USD 8.6 million in order to settle outstanding claims under the Convertible Notes. The Group recorded other payables for such estimated settlement amounts for RMB 54.7 million (US$ 7.5 million) for the year ended December 31, 2021. As of December 31, 2023, the Group was paid up all the payment and the arbitration proceeding terminated.

Skychain Technologies Inc materially breached the Financing Agreement with us by failing to obtain permits required to complete the cryptocurrency hosting facility in Birtle, Manitoba, Canada and abandoned the construction project as a result. On July 6, 2022, the Group filed a complaint against Skychain and its wholly owned subsidiary Miningsky Technologies (Manitoba) Inc. As of the date of this annual report, the Group have obtained summary judgment for CAD 2 million and are in the processes of enforcement. Skychain has filed the appeal, which was rejected by the court in April 2023.

On August 5, 2022, the Group filed a complaint against Compute North, LLC for breach of contract under which Compute North should provide a facility to deploy the Group’s cryptocurrency machines. Compute North filed an application for bankruptcy and the Group’s complaint automatically stayed as a result until the bankruptcy is resolved. In February 2023, the bankruptcy court has approved the bankruptcy reorganization plan.

In March 2023, the Group and Crypto Mine Group LLC entered into a hosting agreement pursuant to which Crypto Mine Group LLC, later renamed into Hashland Inc., agreed to host the Group’s mining machines in its data center located at Pecos County, Texas, United States. In 2024 the Group has filed a complaint against Hashland Inc. for breach of hosting agreement under which Hashland should provide a mining facility and perform uninterrupted hosting services. Hashland Inc. failed to perform its obligations, therefore the Group terminated the hosting agreement and sued them in the state court of Texas to recover the’s Group paid security deposit, damages and losses. The first hearing should be set by the court sometime in 2025.

In August 2021, the Group and a Kazakhstan company LGHSTR Ltd. have signed a non- binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, the Group have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR Ltd. and its affiliates for deployment of miners in the data-center located in Aktau region, Kazakhstan. Hosting agreements are in substantially similar forms with the term of one year, which could be automatically extended for another one-year period, unless terminated by the parties under the conditions therein. Pursuant to the hosting agreements, the Group has a right to suspend operations or terminate the agreements in case the price of Bitcoin will be below the Group’s operational costs. As of December 31, 2024, the Group has terminated hosting agreements. Prior to termination, the Group deployed total of 2,094 mining machines with a total hash rate of 188,460 TH. In February 2025, the Group submitted case filing materials against shareholders of LGHSTR in the Hongkou district court of Shanghai, China. In April 2025, the Group were informed by the court that the court determined to proceed, on a prima facie basis, with the case, and the case will be placed on a waiting list for formal filing.

Other than the foregoing, the Group are currently not a party to any material legal or administrative proceedings. The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

33. SEGMENT REPORTING

As of December 31, 2024, the Group has two reportable segments, each evaluated separately by the CODM: crypto mining business, and Other (corporate and Online game services and others). The Group’s Chief Executive Officer (“CEO”) serves as the CODM, responsible for strategic decisions regarding operations and financial The CODM uses revenue, expenses, and segment assets of the Group’s two reportable segments to assess their performance. The following tables present information of revenue and expenses about the Group’s reportable segments for the years ended December 31, 2024, 2023 and 2022:

Year ended December 31, 2024:

	Cryptocurrency Mining	Corporate	Total
	RMB	RMB	RMB	USD
				(Note 3)
	(in thousands)
Revenue	110,739	975	111,714	15,305
Less:
Cost of revenue	(106,464)	(6,854)	(113,318)	(15,524)
Product development	—	(856)	(856)	(117)
Sales and marketing	—	(246)	(246)	(34)
General and administrative	(49,127)	(108,705)	(157,832)	(21,623)
Impairment on advance and other assets	—	(794)	(794)	(109)
Impairment Loss of equipment	(6,505)	—	(6,505)	(891)
Realized gain on exchange cryptocurrencies	60,783	—	60,783	8,327
Fair value change on cryptocurrencies	48,290	—	48,290	6,616
Segment profit (loss)	57,716	(116,480)	(58,764)	(8,050)
Reconciliation of segment profit (loss):
Loss on disposal of subsidiaries	—	—	(11,606)	(1,590)
Impairment on other investments	—	—	(7,160)	(981)
Interest expenses	—	—	(34,224)	(4,689)
Gain on fair value of derivative	—	—	45,037	6,170
Other expenses, net	—	—	(5,803)	(795)
Share of loss in equity method investments	—	—	(1,122)	(154)
Net loss	—	—	(73,642)	(10,089)

Year ended December 31, 2023:

	Cryptocurrency Mining	Corporate	Total
	RMB	RMB	RMB

	(in thousands)
Revenue	168,324	5,721	174,045
Less:
Cost of revenue	(191,928)	(21,251)	(213,179)
Product development	(243)	(1,727)	(1,970)
Sales and marketing	—	(1,729)	(1,729)
General and administrative	(61,312)	(135,478)	(196,790)
Impairment Loss of equipment	(161,002)	—	(161,002)
Realized gain on exchange digital assets	42,836	—	42,836
Fair value change on digital assets	40,036	—	40,036
Segment profit (loss)	(163,289)	(154,464)	(317,753)
Reconciliation of segment profit (loss):
Loss on disposal of subsidiaries	—	—	(282)
Gain on other investments	—	—	3,490
Interest expenses	—	—	(31,379)
Gain on fair value of derivative	—	—	23,171
Gain on debt relief of WoW	—	—	175,302
Other gain, net	—	—	3,174
Gain from discontinued operations	—	—	156,853
Net income	—	—	12,576

Year ended December 31, 2022:

	Cryptocurrency Mining	Corporate	Total
	RMB	RMB	RMB

	(in thousands)
Revenue	97,857	7,072	104,929
Less:
Cost of revenue	(139,192)	(13,115)	(152,307)
Product development	(320)	(2,113)	(2,433)
Sales and marketing	—	(3,496)	(3,496)
General and administrative	(100,376)	(259,559)	(359,935)
Impairment on advance and other assets	(23,675)	18	(23,657)
Impairment of cryptocurrency	(56,171)	(2,453)	(58,624)
Impairment Loss of equipment	(176,856)	(18)	(176,874)
Realized gain on exchange digital assets	10,865	—	10,865
Segment profit (loss)	(387,868)	(273,664)	(661,532)
Reconciliation of segment profit or loss:
Loss on disposal of subsidiaries	—	—	(3,749)
Impairment on equity investment	—	—	(17,252)
Impairment on other investments	—	—	(29,958)
Interest expenses	—	—	(23,337)
Gain on fair value of derivative	—	—	37,250
Other gain, net	—	—	5,172
Loss from discontinued operations	—	—	(286,086)
Net loss	—	—	(979,492)

The following tables present segment assets information about the Group’s reportable segments as of December 31, 2023 and 2024,

	Cryptocurrency Mining	Corporate	Total
	RMB	RMB	RMB
	(in thousands)
Prepayments and other current asset as of December 31, 2023	18,006	10,905	28,911
Prepayments and other current asset as of December 31, 2024	19,251	6,796	26,047

Cryptocurrencies as of December 31, 2023	107,961	—	107,961
Cryptocurrencies as of December 31, 2024	206,130	—	206,130

Property, equipment and software, net as of December 31, 2023	83,690	10,639	94,329
Property, equipment and software, net as of December 31, 2024	20,702	1,227	21,929

Total assets as of December 31, 2023	284,824	78,901	363,725
Total assets as December 31, 1024	309,312	332,712	642,024

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Cryptocurrency Mining	Corporate	Total
	RMB	RMB	RMB
	(in thousands)
Depreciation and amortization expenses for the year ended December 31, 2024	51,467	9,997	61,464
Depreciation and amortization for the year ended December 31, 2023	79,074	7,792	86,866
Depreciation and amortization for the year ended December 31, 2022	87,219	4,162	91,381

The following tables present the geographic information as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024:

The following table presents summarized information for revenue by geographic area for the years ended:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB	USD
			(Note 3)
		(in thousands)
Greater China	655	428	289	40
Asia/Eastern Europe	38,700	134,304	102,955	14,105
North America	65,574	39,313	8,470	1,160
Total	104,929	174,045	111,714	15,305

The following table presents summarized information for long-lived assets by geographic area as of:

	December 31, 2023	December 31, 2024
	USD	RMB	USD
			(Note 3)
	(in thousands)
Greater China	7,134	4,967	680
Asia/Eastern Europe	54,694	17,787	2,437
North America	39,370	3,458	474
Total	101,198	26,212	3,591

* Long - lived assets as of December 31, 2024 and 2023 included property, equipment and software, net and operating lease right - of - use assets, net.

34. SUBSEQUENT EVENTS

In February 2025, the Company issued and sold a one-year convertible note in a principal amount of US$3,300,000 to Streeterville for an aggregate consideration of US$2,995,000. The note carries an original issue discount of $300,000.00. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into ADSs of our company at an initial conversion price per ADS calculated as 90% of the lower of (a) the average of the closing trade prices during the five trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase date, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem any portion of the convertible note up to US$500,000 per calendar month. Payment of the redemption amount could be in cash or our ADSs.

In February, 2025, the Company signed a Joint Venture agreement with Chengdu Qing Cheng Network Science and Technology Co., Ltd. (“Qing Cheng”), a leading mobile game operation and distribution company focusing on serving gamers in China’s sinking market. The Company will hold a 51% stake and Qing Cheng will hold a 49% stake in the Joint Venture. The Joint Venture will become the Company’s flagship subsidiary to operate and distribute mobile games in the China’s sinking market. The company engaged two consultants to perform certain business advisory services to facilitate the negotiation among the Company and Qing Cheng on the terms and conditions of the share purchase agreement (the “SPA”), the Framework Agreement and the Joint Venture Agreement. The company granted the two consultants total of 1,358,100 restricted Class A ordinary shares (representing 4,527 ADS) of The9 Limited with all restrictions to be removed upon successful signing of the SPA, the Framework Agreement and the Joint Venture Agreement.

In March 2025, the Company signed a share purchase agreement with Bripheno Pte. Ltd., pursuant to which we sold and issued to the Bripheno (i) 117,000,000 Class A ordinary shares (equivalent to 390,000 ADSs) for a total consideration price of USD 4,960,800, at the price of USD 12.72 per ADS, and (ii) warrants to purchase 90,000,000 Class A Shares (equivalent to 300,000 ADSs) at an exercise price of US$60 per ADS. The warrants have an exercise period of two years. As of the date of this annual report, this transaction has been closed.

In March 2025, the Company signed a share purchase agreement with Elune Capital Limited (the “Elune Capital”), a company registered under the laws of British Virgin Islands, pursuant to which we sold and issued to the Elune Capital (i) 47,169,600 Class A ordinary shares (equivalent to 157,232 ADSs) for a consideration price of USD two (2) million, at the price of USD 12.72 per ADS, and (ii) warrants to purchase 141,508,800 Class A ordinary shares (equivalent to 471,696 ADSs) at an exercise price of USD 12.72 per ADS. The warrants have an exercise period of two years, and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with The9, and the other half of the warrants can be exercised after The9’s GameFi platform is launched. Closing shall happen within sixty days after the signing. As the reporting date, this transaction has not been closed.

In March 2025, the Company signed a share purchase agreement with WEVISION PTE. LTD., a company registered under the laws of the Republic of Singapore, pursuant to which we sold and issued (i) 23,584,800 Class A ordinary shares (equivalent to 78,616 ADSs) for a consideration price of USD one (1) million, at the price of USD 12.72 per ADS, and (ii) warrants to purchase 70,754,400 Class A ordinary shares (equivalent to 235,848 ADSs) at an exercise price of USD 12.72 per ADS. The warrants have an exercise period of two years and are subject to the following vesting conditions: one-half of the warrants can be exercised after Elune Capital or its business partner signs a strategic cooperation agreement with The9, and the other half of the warrants can be exercised after The9’s GameFi platform is launched. Closing shall happen within sixty days after the signing. As the reporting date, this transaction has not been closed.

In March 2025, our board of directors and board committees authorized and approved the issuance of an aggregate number of 450,000,000 Class A ordinary shares (equivalent to 1,500,000 ADSs) pursuant to the Option Plan. 450,000,000 Class A ordinary shares were issued in the form of restricted shares to our directors, officers and employees. All such Class A ordinary shares are subject to a three-year vesting schedule and lock-up restrictions i.e. 1/36 portion of the respective shares shall vest on the last day of each calendar month following the date of the grant.

In 2024, the Company signed a master loan agreement with an unrelated institutional investment firm, Equities First Holdings LLC, or Equities First, pursuant to which Equities First extends loans to the Company in several tranches, each of which is secured by the Company’s Bitcoin as collateral for the maximum value of 300 Bitcoins. Each loan tranche has the same loan-to-value ratio of 65%. Each tranche of the loan (a) shall be payable back after one-year period, (b) has an annual interest rate of 3.25% on the respective principal amount, with such interest payable quarterly, and (c) is subject to 2% of the origination fee withheld from the principal amount of each tranche. Historically, the Company pledged 273 Bitcoins for six loan tranches to secure the repayment of the net loan proceeds of approximately 12 million USDT. In April, 2025, the Company repaid the loan under fist tranche, and the Company have received the 50 BTCs collateralized under the first tranche. As of the date of this report, 223 BTCs are collateralized under the loan Agreement.

In April 2025, the Company signed another master loan agreement with Equities First, with the substantially similar material commercial terms and conditions with the first loan agreement as of 2024 (the “Loan Agreement #2”). As of the date of this annual report, under the Loan Agreement #2, the Company pledged 50 Bitcoins for one loan tranche to secure the payment of the net loan proceeds of approximately 2.62 million USDT. As of the date of this annual report, the Company have pledged 323 Bitcoins in total.

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
			(in thousands)
Operating expenses:
General and administrative	(232,037)	(117,011)	(97,153)	(13,310)
Total operating expenses	(232,037)	(117,011)	(97,153)	(13,310)

Loss from operations	(232,037)	(117,011)	(97,153)	(13,310)
Impairment on equity investment	(15,253)	—	—	—
Gain (loss) on other investments	(28,736)	3,490	(7,160)	(981)
Gain (loss) on disposal of equity investee and available-for-sale investments	712	1,666	(8)	(1)
Non operating income	423	—	—	—
Gain from change in fair value of convertible feature derivative liability	37,250	23,171	45,037	6,170
Foreign currency exchange loss	(7,141)	(7,762)	(762)	(104)
Loss before income tax expense and share of loss in equity method investment	(244,782)	(96,446)	(60,046)	(8,226)
Income tax expense	—	—	—	—
Gain from discontinued operations, net	—	158,809	—	—
Equity in loss of subsidiaries and VIE	(730,077)	(42,360)	(13,378)	(1,833)
Net income (loss)	(974,859)	20,003	(73,424)	(10,059)
Other comprehensive income (loss), net of tax:
Currency translation adjustments	—	—	—	—
Total comprehensive income (loss)	(974,859)	20,003	(73,424)	(10,059)

PARENT COMPANY CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 3)
		(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	12,438	474	65
Prepayments and other current assets, net	—	1,278	175
Amounts due from intercompany	2,530,726	2,580,327	353,503
Total current assets	2,543,164	2,582,079	353,743
Investments	8,194	238,713	32,704
Investments in subsidiaries and VIE	(2,031,984)	(2,043,980)	(280,024)
Call option assets	—	15,843	2,171
Total assets	519,374	792,655	108,594

LIABILITIES
Current liabilities:
Amounts due to intercompany	215,005	301,066	41,247
Accrued expenses and other current liabilities	4,075	3,838	526
Interest payable	268	1,480	203
Convertible bonds	49,933	43,061	5,899
Warrants	28,605	—	—
Total current liabilities	297,886	349,445	47,875
Put option liabilities	—	1,923	263
Convertible bonds	16,746	—	—
Total Liabilities	314,632	351,368	48,138

Ordinary shares contingently redeemable	—	102,638	14,061

SHAREHOLDERS’ EQUITY
Class A ordinary shares	95,375	258,481	35,412
Class B ordinary shares	944	4,490	615
Additional paid-in capital	4,471,156	4,510,451	617,929
Statutory reserves	7,327	7,327	1,004
Accumulated other comprehensive loss	(11,742)	(11,890)	(1,629)
Accumulated deficit	(4,358,318)	(4,430,210)	(606,936)
Total shareholders’ equity	204,742	338,649	46,395
Total liabilities, ordinary shares contingently redeemable, and shareholders’ equity	519,374	792,655	108,594

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 2023 AND 2024

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
			(in thousands)	(Note 3)
Cash flows from operating activities:
Net income (loss)	(974,859)	20,003	(73,424)	(10,059)
Adjustments for:
Share-based compensation expense	202,346	70,760	44,675	6,120
Amortization of discount and interest on convertible notes	23,075	25,967	30,289	4,150
Foreign currency exchange (gain) loss	(166)	(785)	148	20
Cancellation of ordinary shares	(1,876)	—	—	—
Equity in loss (income) of subsidiaries and VIE	781,292	(117,204)	10,173	1,394
Gain from change in fair value of conversion feature derivative liability	(37,250)	(23,171)	(45,037)	(6,170)

Changes in operating assets and liabilities:
Change in prepayments and other current assets	56	—	(1,278)	(175)
Change in amounts due from intercompany	49,338	(15,563)	36,461	4,995
Change in accrued expenses and other current liabilities	(46,565)	(11,952)	1,686	231
Increase/(Decrease) in interest payable	1,193	(2,432)	1,243	170
Net cash provided by (used in) operating activities	(3,416)	(54,377)	4,936	676

Cash flows from investing activities:
Purchase of property, plant and equipment	(17,640)	—	—	—
Net cash used in investing activities	(17,640)	—	—	—

Cash flows from financing activities:
Proceeds from the issuance of convertible note	33,704	85,349	—	—
Purchase of other investment	(22,277)	—	—	—
Proceeds from disposal of other investment	15,228	5,163	5	1
Repayments of convertible notes and interest-free loan	—	(42,903)	(34,390)	(4,711)
Proceeds from equity financing	—	—	17,783	2,436
Net cash provided by (used in) financing activities	26,655	47,609	(16,602)	(2,274)
Effect of foreign exchange rate changes on cash and cash equivalents	861	502	(298)	(41)
Net change in cash and cash equivalents	6,460	(6,266)	(11,964)	(1,639)
Cash and cash equivalents, beginning of year	12,244	18,704	12,438	1,704
Cash and cash equivalents, end of year	18,704	12,438	474	65
Supplement disclosure of cash flow information:
Non-cash investing and financing activities:
Share issued for repayments of convertible notes	57,290	24,822	18,161	2,488
Restricted ordinary shares issued in exchange for investments	—	—	230,478	31,575